Form 20-F
period 2005-12-31
Macro Bansud Bank Inc.
filed 2006-06-30
CIK 1347426

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ____________

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of the event requiring this shell company report.

Commission file number: 001-32827

BANCO MACRO BANSUD S.A.
(Exact Name of Registrant as Specified in its Charter)

Macro Bansud Bank, Inc.
(Translation of registrant’s name into English)

Argentina
(Jurisdiction of incorporation or organization)

Sarmiento 447, City of Buenos Aires, Argentina
(Address of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares	New York Stock Exchange
Class B ordinary shares, par value Ps. 1.00 per share	New York Stock Exchange*

* Ordinary shares of Banco Macro Bansud S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

11,235,670 Class A ordinary shares , par value Ps. 1.00 per share

597,707,767 Class B ordinary shares, par value Ps. 1.00 per share**

** As of May 31, 2006, the number of outstanding shares was 683,943,437 outstanding shares of common stock, of which 11,235,670 were Class A ordinary shares and 672,707,767 were Class B ordinary shares.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒	No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

          Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

          Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone, Esq. Bruchou, Fernández Madero, Lombardi & Mitrani Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina	Antonia E. Stolper, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022

Certain defined terms

In this annual report, we use the terms “the registrant,” “we,” “us,” “our” and the “bank” to refer to Banco Macro Bansud S.A. and its subsidiaries, on a consolidated basis. References to “Class B shares” refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where the context requires otherwise.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refers to the federal government of Argentina and the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “peso” and “pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “U.S. GAAP” refers to generally accepted accounting principles in the United States, “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Central Bank Rules” refers to the accounting rules of the Central Bank. The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth.

Presentation of certain financial and other information. Accounting practices

We maintain our financial books and records in Argentine pesos and prepare and publish our consolidated financial statements in Argentina in conformity with the Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. The consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report have been reconciled to U.S. GAAP. Under Central Bank Rules, our results of operations for 2002 and for the two-month period ended February 28, 2003 were adjusted to account for the effects of wholesale price inflation in Argentina during those periods. For 2002, these inflation adjustments had a dramatic effect on our results of operations. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules, as inflation returned to normalized levels during 2003. In addition, in December 2004, we acquired Nuevo Banco Suquía, which significantly enhanced the size and scope of our business. As a result of our acquisition of Nuevo Banco Suquía, our results of operations for the year ended December 31, 2005 differ significantly from our results of operations for the year ended December 31, 2004, respectively. Given the instability and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated. These factors also affect comparability among periods.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Market position

We make statements in this annual report about our competitive position and market share in, and the market size of, the Argentine banking industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have no independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

Our internet site is not part of this annual report

We maintain an Internet site at www.macrobansud.com.ar. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to these Internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your informational reference only.

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	inflation;

•	changes in interest rates and the cost of deposits;

•	government regulation;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers;

•	fluctuations and declines in the value of Argentine public debt;

•	competition in banking, financial services and related industries;

•	deterioration in regional and national business and economic conditions in Argentina;

•	fluctuations in the exchange rate of the peso; and

•	the risk factors discussed under ‘‘Item 3.D - Risk factors’’.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under Item 5 - “Operating and Financial Review and Prospects” included elsewhere in this annual report.

We have derived our summary consolidated financial data for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements included in this annual report. We have derived our summary consolidated financial data for the years ended December 31, 2001 and 2002 from our audited consolidated financial statements not included in this annual report.

Due to the acquisitions we have made, our results of operations are not necessarily comparable between the periods presented; in particular, we acquired Banco Bansud in January 2002 and Nuevo Banco Suquía on December 22, 2004. The results of operations of Nuevo Banco Suquía are consolidated with Banco Macro Bansud from December 22, 2004.

Due to the economic crisis, Argentina experienced very high rates of inflation in 2002. Central Bank Rules reinstated inflation accounting at the beginning of 2002 until February 28, 2003. Therefore, all the financial statement data in this annual report for periods prior to February 28, 2003 have been restated in constant pesos by applying the adjustment rate derived from the domestic wholesale price index published by Instituto Nacional de Estadística y Censos, Argentina’s national statistics and census agency, or INDEC, as of such date, which we refer to in this annual report as constant pesos as of February 28, 2003.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars for May 31, 2006, as reported by the Central Bank was Ps. 3.0868 to US$1.00.

	Year Ended December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005

	(in thousands of pesos, except for shares, earnings per share and dividends per share)
Consolidated Income Statement
Central Bank Rules:
Financial income	218,897	1,623,349	419,900	427,891	749,850
Financial expense	(94,904)	(515,184)	(241,152)	(133,204)	(303,176)

Gross intermediation margin	123,993	1,108,165	178,748	294,687	446,674
Provision for loan losses	(21,968)	(117,767)	(35,009)	(36,467)	(70,309)
Service charge income	118,512	137,756	125,722	154,425	303,141
Service charge expense	(18,834)	(30,649)	(20,005)	(24,963)	(59,510)
Administrative expense	(183,277)	(260,175)	(221,796)	(254,936)	(443,026)
Other income	13,174	166,542	240,622	109,581	218,501
Other expense	(13,271)	(136,921)	(63,257)	(48,651)	(98,683)
Income tax	(770)	(3,601)	(833)	(699)	(34,042)
Monetary loss	—	(291,238)	(4,343)	—	—
Minority interest	—	2	—	—	(27)
Net income	17,559	572,114	199,849	192,977	262,719

Net income per share	0.49	1.78	0.33	0.32	0.43
Dividends per share	0.31	—	—	0.10	0.05
Number of shares outstanding (in thousands)	35,500	608,943	608,943	608,943	608,943
U.S. GAAP:(3)
Net income			313,371	94,229	463,795
Net income per share			0.59	0.15	0.76
Weighted average number of shares outstanding (in thousands)			526,750	608,943	608,943

(1)	In constant pesos as of February 28, 2003.
(2)	Nuevo Banco Suquía consolidated with Banco Macro Bansud from December 22, 2004.
(3)	See note 34 to our audited consolidated financial statements for the year ended December 31, 2005 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005

	(in thousands of pesos)
Consolidated Balance Sheet
Central Bank Rules:
Assets
Cash and due from banks	113,635	325,953	674,300	1,372,261	1,189,129
Government and private securities	285,664	868,033	2,155,766	2,106,737	2,991,764
Loans
to the non-financial government sector	104,485	462,440	365,549	809,577	645,342
to the financial sector	23,093	1,593	17,835	81,812	80,511
to the non-financial private sector and residents abroad	472,135	514,695	723,619	2,208,996	2,948,799
Allowances for loan losses	(40,311)	(116,125)	(56,279)	(225,340)	(247,532)
Other assets	416,490	1,761,485	1,144,237	2,443,714	1,879,809
Total assets	1,375,191	3,818,074	5,025,027	8,797,757	9,487,822
Average assets	1,663,367	3,804,446	4,356,792	5,705,542	9,357,401
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	224,872	218,264	382,195	809,764	822,687
from the financial sector	2,673	7,552	11,909	4,445	5,208
from the non-financial private sector	708,480	1,534,926	2,633,140	4,504,788	5,737,431
Other liabilities from financial intermediation and other liabilities	124,840	663,341	559,450	1,974,786	1,241,791
Subordinated corporate bond	56,955	71,101	24,200	16,416	12,047
Items pending allocation	4,025	5,939	3,783	4,554	854
Provisions	971	391,578	285,128	225,699	178,150
Minority interest in subsidiaries	0	3	3	3	80
Total liabilities	1,122,816	2,892,704	3,899,808	7,540,455	7,998,248
Shareholders’ equity	252,375	925,370	1,125,219	1,257,302	1,489,574
Average shareholders’ equity	252,634	730,955	949,023	1,179,611	1,333,163
U.S. GAAP:(3)
Shareholders’ equity			735,386	857,666	1,191,692

(1)	In constant pesos as of February 28, 2003.
(2)	Nuevo Banco Suquía consolidated with Banco Macro Bansud from December 22, 2004.
(3)	See note 34 to our audited consolidated financial statements for the year ended December 31, 2005 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and For the Year Ended December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005

Selected consolidated ratios:
Central Bank Rules
Profitability and performance
Net interest margin(3)	9.92%	8.87%	6.84%	6.37%	5.23%
Fee income ratio(4)	48.87	11.06	41.29	34.38	40.43
Efficiency ratio(5)	75.58	20.88	72.85	56.77	59.08
Fee income as a percentage of administrative expense	64.66	52.95	56.68	60.56	68.43
Return on average equity	6.95	78.27	21.06	16.36	19.71
Return on average assets	1.06	15.04	4.59	3.39	2.81
Liquidity
Loans as a percentage of total deposits	64.07	55.59	36.57	58.29	55.97
Liquid assets as a percentage of total deposits(6)	32.11	47.05	65.12	53.69	58.65
Capital
Total equity as a percentage of total assets	18.35	24.24	22.39	14.29	15.70
Regulatory capital as a percentage risk-weighted assets	20.28	27.36	43.79	35.71	31.03
Asset quality
Non-performing loans as a percentage of total loans(7)	18.68	16.94	8.91	6.50	5.34
Allowances as a percentage of total loans	6.72	11.86	5.08	7.27	6.74
Allowances as a percentage of non-performing loans(7)	35.99	70.04	57.07	111.75	126.20
Amparos as a percentage of equity	—	—	4.0	4.0	2.9
Operations
Number of branches		163	150	256	254(8)
Number of employees	1,401	2,881	2,814	4,772	5,054

(1)	Calculated on the basis of amounts expressed in constant pesos as of February 28, 2003.
(2)	Nuevo Banco Suquía consolidated with Banco Macro Bansud from December 22, 2004.
(3)	Net interest income divided by average interest earning assets.
(4)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(5)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(6)	Liquid assets include cash, cash collateral, LEBACs and NOBACs, and interbanking loans. Since 2004, we include overnight loans to highly rated companies.
(7)

Non-performing loans includes all loans to borrowers classified as “3-nonperforming/deficit compliance”, “4-high risk of uncollectibility/unlikely to be collected”, “5-uncollectible” and “6-uncollectible, classified as such under regulatory requirements” under the Central Bank loan classification system.

(8)

The number does not include the 25 branches and the headquarters included in the acquisition of Banco del Tucumán S.A., the new branch in the province of La Rioja and the 158 branches and the headquarters included in the pending acquisition of Banco Bisel S.A.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks relating to Argentina

You should carefully consider the risks described below with all of the other information included in the annual report before deciding to invest in our Class B shares or the ADSs. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our Class B shares or the ADSs could decline and you could lose part or all of your investment.

Argentina’s current growth and stabilization may not be sustainable

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability is sustainable. The Argentine economy remains fragile, including for the following reasons:

•	unemployment remains high;

•	the availability of long-term fixed rate credit is scarce;

•	investment as a percentage of GDP remains low;

•	the current fiscal surplus could reverse into a fiscal deficit;

•	inflation has risen recently and threatens to accelerate;

•	the regulatory environment continues to be uncertain;

•	the country’s public debt remains high and international financing is limited; and

•	the recovery has depended to some extent on:

• high commodity prices, which are volatile and outside the control of the country; and

• excess capacity, which has been reduced considerably.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina.

Inflation may rise again, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy generally

The devaluation of the peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002, after several years of price stability, before substantially stabilizing in 2003. However, consumer prices almost doubled to 6.1% during 2004 and increased to 12.3% in 2005. Moreover, uncertainty surrounding future inflation could slow the rebound in the long-term credit market.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the peso devaluation, with the same negative effects on the level of economic activity and employment. In addition, a return to high inflation would undermine the very fragile confidence in Argentina’s banking system in general, which would negatively and materially affect our business volumes and potentially preclude us from fully resuming lending activities.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy and, consequently, our business.

Significant devaluation of the peso against the U.S. dollar may adversely affect the Argentine economy as well as our financial performance

Despite the positive effects of the real depreciation of the peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.

If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. Moreover, it would likely result in a decline in the value of our Class B shares and the ADSs as measured in U.S. dollars.

Significant appreciation of the peso against the U.S. dollar may adversely affect the Argentine economy

A substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports.

Government measures to preempt or in response to social unrest may adversely affect the Argentine economy

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or in response to social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso. In addition, the government issued a decree in June 2005 that established new controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.

Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy and the financial system and therefore us.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on a return of the long-term credit market, which has not yet happened

As a result of the 2001 and 2002 crisis, the volume of financial intermediation activity in Argentina fell drastically: credit fell from 23.1% of GDP in March 2001 to just 7.7% in June 2004, while deposits as a percentage of GDP fell from 31.5% to 23.2% during the same period. During this period our financial intermediation activities also declined. The depth of the crisis and the effect of the crisis on depositors’ confidence in the financial system created significant uncertainties as to the likelihood that the financial system will fully recover its ability to act as an intermediary between savings and credit. Despite the ongoing recovery of Argentina’s short-term credit market (approximately 92% of loan growth in 2004 was in the form of overdrafts, consumer loans and advances), long-term lending has lagged.

If longer-term financial intermediation activity fails to resume at substantial levels, the ability of financial institutions, including us, to generate profits will be negatively affected. Even though deposits in the financial system and with us resumed growth in mid-2002, most of these new deposits are either sight or very short-term time deposits, creating a liquidity risk for banks engaged in long-term lending and increasing their need to depend on the Central Bank as a potential liquidity backstop.

The recovery of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors

The massive withdrawal of deposits experienced by all Argentine financial institutions, including us, during 2001 and the first half of 2002 was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis. In addition, the measures taken by the government to protect the solvency of the banking system, most significantly the limitation on the right of depositors to freely withdraw their money and the pesification of their dollar deposits, generated significant opposition directly against banks from depositors frustrated by losses of their savings.

Although short-term deposits have substantially recovered since 2002, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If depositors once again withdraw significant holdings from banks, there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries.

The asset quality of financial institutions, including us, is fragile due to high exposure to public sector debt

Financial institutions, including us, have a significant portfolio of bonds of, and loans to, the Argentine federal and provincial governments as a result of the crisis and compensation measures undertaken by the government in conjunction with the pesification. To a large extent, the value of a large portion of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable economic growth in the long run, generate tax revenues and control public spending.

As of December 31, 2005, our exposure to public sector debt (net of LEBAC) totaled approximately Ps.543 million, representing 15% of our total assets. Because of this high level of exposure, any new restructuring of the sovereign debt that is unfavorable to us or any failure by the federal or provincial governments to meet their debt obligations in accordance with their terms would have a material adverse effect on our financial condition.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover

The capacity of many Argentine private sector debtors to repay their loans deteriorated significantly as a result of the economic crisis, materially affecting the asset quality of financial institutions, including us. We established large allowances for loan losses in 2002 to cover the risks inherent to our portfolio of loans to the private sector. During 2004 and continuing on 2005, the quality of our loan portfolio improved from 2003 levels as a result of high GDP growth and a better overall economic environment. However, this improvement did not fully offset the deterioration caused by the crisis in the quality of our assets. Moreover, the current improvement may not continue, and we will likely not succeed in recovering substantial portions of loans that were written off. Our business strategy includes substituting a large portion of our current portfolio of government securities for loans to the private sector. As a result, we expect that our credit risk exposure to the private sector will increase in the near term. If the recovery of financial health of Argentina’s private sector reverses, we may experience an increase in our incidence of non-performing loans.

Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions

To protect debtors affected by the economic crisis, beginning in 2002 the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Most of these measures have been rescinded, however, on June 14, 2006 the Argentine government established a new 180-day suspension period for mortgage foreclosure proceedings involving debtors’ dwellings and original loan amounts no higher than Ps. 100,000. We cannot assure you that in an adverse economic environment the government will not adopt additional measures in the future, which could have a material adverse effect on the financial system and our business.

Risks relating to us

Our target market may be the most adversely affected by economic recessions

Our business strategy is to increase fee income and loan origination in our target market, low- and middle-income individuals and small- and medium-sized businesses. The current economic situation favors this target market and they are experiencing solid growth. However, this target market is particularly vulnerable to economic recessions and, in the event of such a recession, growth in our target market may slow and consequently adversely affect our business. The Argentine economy as a whole and our target market has not stabilized enough for us to be certain that demand will continue to grow. Therefore, we cannot assure you that our business strategy will in fact be successful.

Our controlling shareholders have the ability to direct our business and their interests could conf lict with yours

As of December 31, 2005 our controlling shareholders beneficially own 10,204,066 Class A shares and 355,834,364 Class B shares. As of May 31, 2006 they own 10,387,265 Class A shares and 280,107,313 Class B shares. Although there currently is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, amend our bylaws, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of our Class B shares or the ADSs, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders.

We will continue to consider acquisition opportunities, which may not be successful

We have expanded our business primarily through acquisitions. We will continue to actively consider attractive acquisition opportunities that we believe offer additional value and are consistent with our business strategy. We cannot assure you, however, that our acquisition business will perform in accordance with our expectations, or that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms. Additionally, our ability to obtain the desired effects of such acquisitions will depend in part on our ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	problems assimilating or retaining the employees of acquired businesses;

•	challenges retaining customers of acquired businesses;

•	unexpected liabilities or contingencies relating to the acquired businesses; and

•	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem solving.

We depend on key personnel for our current and future performance

Our current and future performance depends to a significant degree on the continued contributions of our senior management team and other key personnel, in particular Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Fernando Andrés Sansuste. Our performance could be significantly harmed if we lose their services. Should their services no longer be available to us, we may not be able to locate or employ qualified replacements on acceptable terms.

Increased competition and consolidation in the banking industry may adversely affect our operations

We expect trends of increased competition in the banking sector, as banks continue to recover from the recent economic crisis. Additionally, if the trend towards decreasing spreads is not offset by increases in lending volumes, then resulting losses could lead to consolidation in the industry. We expect trends of increased consolidation to continue. Consolidation can result in the creation of larger and stronger banks, which may have greater resources than we do.

We expect that competition with respect to small- and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate.

Reduced spreads without corresponding increases in lending volumes could adversely affect our profitability

The spread for Argentina’s financial system between the interest rates on loans and deposits decreased from a high of 39.9% in March 2003 to 15.2% in December 2005 as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns. In comparison, our interest rate spread (average lending rates not including those related to liquidity management operations) decreased from 42% to 16.6% during the same period. We and other financial institutions have largely responded by lowering operating costs. However, if spreads continue to decrease without a corresponding increase in lending or additional cost-cutting, our profitability may be adversely affected.

Differences in the accounting standards between Argentina and certain countries with highly developed capital markets, such as the United States, may make it difficult to compare our financial statements and reported earnings with companies in other countries and the United States

Publicly available corporate information about us in Argentina is different from, and may be more difficult to obtain than, the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, we prepare our financial statements in accordance with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of banks in the United States in this and other respects.

The protections afforded to minority shareholders in Argentina are not as comprehensive as those in the United States

Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than, or different from, those in the United States and certain other jurisdictions. In particular, the Argentine legal regime concerning fiduciary duties of directors is not as comprehensive as in the United States, where the criteria to ascertain the independence of corporate directors are different from the criteria applicable under corresponding Argentine laws and regulations. Furthermore, in Argentina, there are no procedures for class action suits or shareholder derivative actions, and different procedural requirements exist for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us and our directors, officers or controlling shareholders than it would be for shareholders of a U.S. company.

Risks relating to our Class B Shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. On July 20, 2004, we were authorized by the Central Bank to distribute dividends corresponding to fiscal year 2003, on April 18, 2005 to distribute dividends corresponding to fiscal year 2004, and on April 21, 2006 to distribute dividends corresponding to fiscal year 2005. In each case the dividends were distributed. Notwithstanding the foregoing, no assurance can be given that the Central Bank will continue to grant us the authorization to distribute dividends approved by our shareholders at the annual ordinary shareholders’ meeting.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights

Under Argentine corporations law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the Securities Act is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Non-Argentine companies that own our Class B shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina

Under Argentine law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia, or Superintendency of Legal Entities, or IGJ, in order to exercise certain shareholder rights, including voting rights. If you own Class B shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class B shares may be limited.

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop

Prior to March 24, 2006, there has not been a public market for the ADSs or, in the case of our Class B shares, a market outside of Argentina. We cannot assure you as to the liquidity of any markets that may develop for our Class B shares or for the ADSs or the price at which the Class B shares or the ADSs may be sold.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization (which includes us) represented approximately 81.7% of the aggregate market capitalization of the Buenos Aires Stock Exchange as of December 31, 2005. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the Buenos Aires Stock Exchange by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

Substantial sales of our Class B shares or the ADSs after our U.S. public offering could cause the price of the Class B shares or of the ADSs to decrease

We, our directors, including the selling shareholders, and certain members of senior management, have agreed with UBS Securities LLC and Raymond James & Associates, Inc, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during a 180-day period following March 23, 2006, which will expire on September 20, 2006. After these lock-up agreements expire, their securities will be eligible for sale in the public market. The market price of our Class B shares or the ADSs could drop significantly if they sell our Class B shares or the ADSs or the market perceives that they intend to sell them.

Our shareholders may be subject to liability for certain votes of their securities

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine corporate law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our Class B shares or the ADSs might be characterized as stock in a ‘‘passive foreign investment company’’ for U.S. federal income tax purposes

The application of the ‘‘passive foreign investment company’’ rules to equity interests in banks such as us is unclear under current U.S. federal income tax law. It is therefore possible that our Class B shares or the ADSs could be characterized as stock in a ‘‘passive foreign investment company’’ for U.S. federal income tax purposes, which could have adverse tax consequences to U.S. holders in some circumstances. In particular, U.S. holders of our Class B shares or the ADSs would generally be subject to special rules and adverse tax consequences with respect to certain distributions made by us and on any gain realized on the sale or other disposition of our Class B shares or the ADSs. Such U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our Class B shares or the ADSs might be able to avoid these rules and consequences by making an election to mark such shares to market (although it is not clear if this election is available for the Class B shares). U.S. holders should consult their tax advisors regarding the ‘‘passive foreign investment company’’ rules.

Item 4. Information on the Company

A. History and development of the company

Overview

Our legal and commercial name is Banco Macro Bansud S.A. We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Buenos Aires, Argentina under Nr. 1154 of Book 2, Volume 75 of sociedades anónimas.

Our principal executive offices are located at Sarmiento 447, Buenos Aires, Argentina, and our telephone number is (+ 54-11-5222-6500). We have appointed CT Corporation System as our agent for service of process in the United States, located at 111 Eight Avenue, New York, New York, 10011.

The ordinary and extraordinary shareholders´ meeting held on April 28, 2006 approved the modification of the Bank´s corporate name to Banco Macro S.A., which is still pending of approval by the CNV.

Our history

Banco Macro

Our predecessor, Macro Compañía Financiera S.A., was authorized in 1977 to operate as a non-banking financial institution. In May 1988, it was granted the authorization to operate as a commercial bank and changed its name to Banco Macro S.A., or Banco Macro. Banco Macro’s shares traded on the Buenos Aires Stock Exchange since November 1994.

After a banking crisis in Argentina caused by the Mexican economic crisis in 1994, Banco Macro changed its business strategy, focusing on retail banking in underserved markets with high growth potential. Following this strategy, in 1996, Banco Macro began buying privatized provincial banks in Argentina’s northern provinces (including Banco de la Provincia de Salta, Banco de la Provincia de Misiones and Banco de la Provincia de Jujuy), which enabled it to expand the scope of its consumer finance banking services and establish a strong footprint in developing local economies. Banco Macro also participated in the restructuring of several banks (including Banco del Noroeste and Banco Israelita de Córdoba), thereby incorporating branches in the northern and central provinces of Argentina into its network.

Since the end of 2001, while in the process of becoming today’s Banco Marco Bansud, Banco Macro has acquired additional bank assets and merged with or acquired other banks (including, as described below, Banco Bansud and Nuevo Banco Suquía), thereby increasing its assets from Ps.1,375 million at December 31, 2001 to Ps.9,488 million as of December 31, 2005.

Banco Macro Bansud

In January 2002, Banco Macro acquired a majority of the capital stock of Banco Bansud, an Argentine bank founded in 1924. Banco Bansud’s shares traded on the Buenos Aires Stock Exchange from 1993 to the date of its merger. Prior to this acquisition, throughout its history, Banco Bansud had itself either acquired or merged with a number of other banks, including Banco Shaw S.A., and Banco Federal S.A. In June 2003, our shareholders decided to merge Banco Macro and Banco Bansud in order to create a financial institution with a presence extending throughout Argentina. The merger was completed in December 2003 and the combined entity was renamed Banco Macro Bansud S.A. The acquisition of Banco Bansud expanded the scope of our operations to southern Argentina.

Scotiabank Quilmes

In August 2002, in connection with the restructuring of Scotiabank Quilmes S.A., Banco Bansud purchased assets and acquired liabilities and 36 branches from Scotiabank Quilmes located throughout Argentina.

Nuevo Banco Suquía

Nuevo Banco Suquía was created in May 2002 from certain assets and liabilities originally belonging to Banco del Suquía S.A., which was founded in 1962 in the city of Córdoba as a savings and loan company focused on housing mortgage lending to individuals.

The run on bank deposits as a result of the economic crisis caused a liquidity crisis for the former Banco Suquía S.A. and its controlling shareholder at the time decided not to make additional contributions. As a result, the Central Bank suspended and then restructured Banco Suquía’s operations, creating the Nuevo Banco Suquía with certain of Banco Suquía’s assets and liabilities. The Central Bank then passed a resolution providing for the sale of Nuevo Banco Suquía and requiring that the purchaser commit to capitalize the bank. In December 2004, the Central Bank approved our acquisition of 100% of the capital stock of Nuevo Banco Suquía. Upon the acquisition of Nuevo Banco Suquía, we added a significant presence in the central provinces of Argentina, reinforcing the national scope of our operations, and we became the private sector bank with the largest branch network in Argentina.

Banco Empresario de Tucumán

In November 2005, the Central Bank, in the context of the restructuring of Banco Empresario de Tucumán, transferred to us a portion of its assets amounting to approximately Ps.102 million and liabilities of approximately Ps.158 million, which were offset by a capital contribution of Ps. 56 million made by SEDESA (including its seven branches and the headquarters).

Banco del Tucumán

On April 7, 2006 we obtained the authorizations from the relevant authorities and on May 5, 2006 we completed the acquisition of 164,850 Class A Shares of Banco del Tucumán S.A., representing 75% of its capital stock. The total purchase price amounted to Ps. 45,961,000, paid in cash. Banco del Tucumán S.A. has 25 branches and its headquarters in the province of Tucumán and is currently the financial agent of the province.

Banco Bisel

On May 9, 2006, the bank entered into the relevant share purchase agreement, subject to the approval from the Central Bank and the antitrust authority. Under the Bidding Process Terms and Conditions, and their respective bids, Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A. shall be required to acquire 100% of shares of common stock representing 100% of voting rights for an amount of Ps. 11,550,000 and Ps. 3,450,000, respectively. In addition, Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A. shall be required to contribute capital to Nuevo Banco Bisel S.A in the amounts of Ps. 639,100,000 and 190,900,000, respectively, once the transaction has been duly approved by the Central Bank of Argentina and anti-trust authorities. Such payments will be made in cash. The Bank expects the transaction to close in 2006. Banco Bisel is an institution with a strong presence in the central region of Argentina, especially in the province of Santa Fe, and it has 158 branches.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low-and middle-income individuals and small- and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area, which we believe offer significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2005, we were ranked fourth in terms of deposits and third in terms of equity among private-sector banks. As of December 31, 2005, on a consolidated basis, we had:

•	Ps.9,488 million in total assets;

•	Ps.2,949 million in gross private sector loans;

•	Ps.6,565 million in total deposits;

•	Ps.1,490 million in shareholders’ equity;

•	approximately 880,000 households and 3,600 corporate customers that provide us with approximately 1.2 million clients; and

•	approximately 440,000 employee payroll accounts for corporate customers and three provincial governments.

Our consolidated net income for 2004 was Ps.193.0 million, representing a return on average equity of 16.4% and a return on average assets of 3.4%. Our consolidated net income for 2005 was Ps.262.7 million , representing a return on average equity of 19.7% and a return on average assets of 2.8%.

In general, given the relatively low level of banking intermediation in Argentina currently, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We have savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small- and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing, and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.

We emerged from the economic crisis of 2001 and 2002 as one of the strongest and largest banks in Argentina. In January 2002, in the midst of the crisis, Banco Macro S.A., our predecessor, acquired a controlling interest in Banco Bansud S.A. This acquisition tripled the size of our bank as measured by assets and expanded our geographic presence from the northern provinces of Argentina to the southern provinces. In December 2004, during the recovery period of the Argentine economy recovery, we completed the acquisition of Nuevo Banco Suquía S.A., the leading bank in the central provinces of Argentina, thereby becoming the private sector bank with the country’s most extensive branch network. The Nuevo Banco Suquía transaction increased our assets by 41% and our number of branches by 67%. Beginning at the end of 2002 and during the recovery years, we also experienced organic growth as our business in the provinces of Argentina suffered lower levels of volatility than our principal competitors in the Buenos Aires metropolitan area.

Our Class B shares trade on the Buenos Aires Stock Exchange. As of December 31, 2005, we had a total equity market value of Ps.3,263.9 million, calculated on the basis of the closing price of our Class B shares. We are one of three Argentine banks included in the MERVAL Index, which is an index of the shares of the largest companies trading on the Buenos Aires Stock Exchange. Since March 24, 2006, our ADSs, which each represent ten Class B Shares traded in the New York Stock Exchange under the symbol BMA.

Our competitive strengths

We believe we are well-positioned to benefit from the opportunities created by the improving economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position and consistent profitability. We believe we have emerged from the economic crisis as one of the strongest banks in Argentina, as measured by profitability and balance sheet strength.

•

As of December 31, 2005, we have achieved profitability for the last 16 consecutive quarters, the only bank in Argentina to do so, with a return on average equity of 21.1%, 16.4% and 19.7% for 2003, 2004 and 2005, compared to -23.6%, -3.0% and 7.5%, respectively, for the Argentine banking system as a whole.

•

Our shareholders’ equity at December 31, 2004 and 2005, as calculated under Central Bank Rules, was Ps.1,257.3 million and Ps.1,490 million, respectively and our shareholders’ equity under U.S. GAAP was Ps.857.7 million and Ps.1,191.7 million, respectively.

•

Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small- and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area, which have been relatively underserved by the banking system. As of December 31, 2005, loans for less than Ps.20,000 accounted for 31% of total private sector loans, almost double the corresponding receivable for the financial system as a whole (18%). Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•

High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the Buenos Aires metropolitan area with the aim of completing our national coverage. As a result, we are currently the leading bank in the Argentine provinces of Salta, Jujuy and Misiones and one of the leading banks in Córdoba, Santa Fe, Mendoza, Entre Ríos, Río Negro, Chubut and Neuquén, based on the number of branches. Most of these provinces engage in economic activities primarily concentrated in areas, such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have been benefiting from export-driven growth in the Argentine economy as a result of the devaluation of the peso.

•

Largest private-sector branch network in Argentina. With 254 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 85% of these branches are located outside of the Buenos Aires metropolitan area whereas only 65% of the total branches for the financial system as a whole are located outside this area, which we believe better positions us to focus on our target market. Additionally, On May 5, 2006 we added 25 branches and the headquarters of Banco del Tucumán S.A. in the northern province of Tucumán. Moreover, in 2006 we added a new branch in the province of La Rioja and we expect to add 158 branches upon successful completion of our pending acquisition of Banco Bisel S.A.

•

Loyal customer base. We have a loyal customer base, as evidenced in part by the quick recovery of our deposit base after the crisis. While our total deposits increased 51% during the twelve months after April 2003, the end of the corralón, deposits in the Argentine banking system as a whole grew by only 11% during that period. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and to our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•

Exclusive financial agent for three Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy and Misiones in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide all their employee Plan Sueldo accounts. Together, this gives us access to substantial low cost funding and a large number of loyal customers. Additionally, in 2006 we acquired Banco del Tucumán S.A., which is currently the fiscal agent for the province of Tucumán.

•

Strong and experienced management team and committed shareholders. We are led by a committed group of shareholders who have transformed our bank from a small wholesale bank to one of the strongest and largest banks in Argentina. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, our controlling shareholders, have active senior executive roles in our management and each possesses more than 20 years of experience in the banking industry.

Our strategy

We believe that the ongoing recovery of the Argentine economy, increasing penetration of banking services and a return of bank lending to the private sector, offer a significant opportunity for us to further expand our business. In particular, we believe that the increase in fixed asset investment in 2005 is setting the stage for the recovery of the long-term loan market, following the growth of the short-term credit market. As the economy has grown, we are offering new products, such as floating rate loans and leasing, designed to meet the needs of a growing economy emerging from crisis and moving towards stability. Our strengths position us to better participate in this growth, which we believe will be stronger in our target market of low- and middle-income individuals and small- and medium-sized businesses and in the provinces outside the Buenos Aires Metropolitan area, where we have a leading presence.

Our goal is to promote the overall growth of the bank by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We achieve this goal by managing the bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring banks throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We make acquisition decisions in the context of our long-term strategy of focusing on low- and middle-income individuals and small- and medium-sized businesses and to complete our national coverage of Argentina, especially in provinces outside of the Buenos Aires metropolitan area. We have taken advantage of the opportunities presented by the Argentine financial system after the crisis, in particular its consolidation, to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank. Since the crisis, our growth has been fueled by these acquisitions as well as organic growth, without the need to open or move branches.

We intend to continue enhancing our position as a leading Argentine bank by taking advantage of the ongoing recovery of Argentina and its financial system, which we believe will increase value to our shareholders and our competitiveness. The key elements of our strategy include:

•

Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and small- and medium-sized businesses, most of which have traditionally been underserved by the Argentine banking system and are generally located outside of the Buenos Aires metropolitan area, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition. We believe the provinces outside of the Buenos Aires metropolitan area that we serve are likely to grow faster than the Argentine economy as a whole because their export-driven economies have benefited from the devaluation of the peso and higher prices for agricultural products and commodities.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers we will intend to:

•

Utilize our extensive branch network. We intend to utilize our extensive branch network, which we consider our key distribution channel, to market our products and services to our entire customer base. We utilize a personalized approach to attract new customers by providing convenient and personalized banking services close to their homes and facilities.

	•	Offer medium- and long-term credit. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•

Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•

Expand our financial agency services to new provinces. We intend to take advantage of our experience as financial agent to three provincial governments in Argentina to expand these services into new provinces.

	•	Offer personalized service. We offer our clients a menu of products and personalized, face-to-face advice to help them select the banking services that best respond to their needs.

•

Extend existing corporate relationships to their distributors and suppliers. We have established relationships with major corporations in Argentina and will focus our marketing efforts on providing services to their distributors, suppliers, customers and employees, including providing working capital financing and Plan Sueldo payroll services.

•

Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, strong cross-selling opportunities lie with our Plan Sueldo clients, of whom only 25% currently have personal loans from us.

•

Focus on efficiency and cost control. We intend to increase our efficiency by taking advantage of our economies of scale, and reducing costs in connection with the integration of Nuevo Banco Suquía. We are upgrading our information systems to reduce further our operating costs and to support larger transaction volumes nationally.

•

Strategically explore acquisition opportunities. While we focus our managerial resources on growing our existing businesses, we will continue to consider attractive acquisition opportunities that offer additional value and are consistent with or complementary to our business strategy.

•

Access the international capital markets. We believe that access to the international capital markets will give us a competitive advantage in funding the expansion of credit demand in Argentina that we believe will develop in the near future.

Our products and services

We provide our customers with a combination of standard products and services that is designed specifically to suit individual needs. We have two broad categories of customers: retail customers, which include individuals and very small companies, and corporate customers, which include small, medium and large companies and major corporations. In addition, we provide services to three provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business with a single commercial division responsible for all of our customers and our branch network; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

Retail Customers Overview

Retail customers are individuals, entrepreneurs and very small companies (as companies with less than Ps.1 million in sales per year). We provide services to them throughout Argentina, in particular outside of the Buenos Aires metropolitan area, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 85% of our branches are located, and 90% of our customers live, outside of the Buenos Aires metropolitan area.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of approximately 880,000 households that are customers, only 21% currently have a personal loan from us and only 33% currently have a credit card, and we believe there is strong potential to increase these percentages. In addition, we have approximately 8,700 very small companies as customers. As of December 31, 2005, we had 330,000 households and very small companies with an aggregate loan portfolio of Ps.1,292.9 million. Loans of Ps.20,000 or less accounted for 71.3% of this loan portfolio.

We offer our retail customers traditional banking products and services such as checking and savings accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), housing loans, auto loans, overdrafts, credit-related, home and auto insurance coverage, tax collection and utility payments, ATMs and money transfers.

During 2004 and 2005, our efforts were aimed at strengthening relations with our customers by offering them the products that are best suited to their needs and circumstances, based on our individualized, professional advice, which we believe is an important feature that distinguishes us in serving our target markets. As a result, during that period, we succeeded in increasing our portfolio of small time deposits (less than Ps.100,000) by 158%.

Savings and checking accounts and time deposits

We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

Product	Approximate number of retail accounts (as of December 31, 2005)

Savings
Total savings accounts	724,000
Plan Sueldo (private sector)	174,000
Plan Sueldo (public sector)	268,000
Retirees	79,000
Open market	203,000
Checking
Checking accounts	42,000
Electronic account access
Debit cards	697,000

Retail lending products and services

We offer personal loans, advances, document discounts, mortgages (housing), overdrafts and car loans and credit card loans to our retail customers. At December 31, 2005, we had a 6.7% market share for personal loans, which ranked us fourth in the Argentine banking system in the provision of consumer loans and first among private sector banks. We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as the low-and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services to their employers. Financings granted by us to these customers through consumer loans and Macroadelantos, which are advances on salaries, have a delinquency rate under 1% since the receipt of the borrower’s salary ensures the payment of the applicable loan instalment prior to the release of the wages to the borrower. We are also a major credit card issuer, with approximately 471,000 cards in circulation as of December 31, 2005. One of our initiatives to expand lending is by encouraging low-and middle-income customers to use credit cards for larger purchases. The table below sets forth information about loans to retail customers (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) as of December 31, 2005:

	Loans to retail customers (as of December 31, 2005)

	Personal loans	Documents (1)	Mortgage loans	Overdrafts	Pledged loans(2)	Credit card loans	Others

Percentage of gross retail private sector loan portfolio	37.2%	7.6%	13.9%	6.5%	10.9%	18.5%	5.4%
Total customers with outstanding loans	160,600	5,000	6,000	82,800	6,500	201,500	1,900
Average gross loan amount	2,600	4,800	28,700	700	20,300	1,100	33,900

(1)	Factoring, check cashing advances and loans with promissory notes.
(2)	Primarily secured auto loans.

Interest rates and maturities vary across products. For example, personal loans for Plan Sueldo customers carry an average interest rate of 21.7% and an average maturity of 23 months.

Corporate Customers Overview

We provide our corporate customers with traditional banking products and services such as deposits, lending (including overdraft facilities), check cashing advances and factoring, guaranteed loans and credit lines for financing foreign trade and cash management services. We also provide them trust, payroll and financial agency services, corporate credit cards and other specialty products. We have four categories for our corporate customers: small companies, which have between Ps.1 million and Ps.6 million in sales per year, medium companies, which have between Ps.6 million and Ps.30 million in sales per year, large companies, which have between Ps.30 million and Ps.100 million in sales per year, and major companies, which have more than Ps.100 million in sales per year. Approximately 91% of our corporate customers are small businesses. Important sectors within our corporate customer base include the agro-industrial, transportation and food and beverage. Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See Item 5 - “Operating and Financial Review and Prospects - Liquidity and capital resources.’’

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee with financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which requires employers to maintain an account with us for the direct deposit of employee wages. We administer the payroll services for the governments of the Argentine provinces of Misiones, Salta and Jujuy and for a total of 259,000 private sector clients (including retirees). Our payroll services provide us with a large and diversified depositor base with significant cross-selling potential.

Corporate lending products and services

Our lending activities to the corporate sector (defined here as firms with loans outstanding in excess of Ps.20,000) totalled Ps. 1,830 million. Most of our current lending activity consists of working capital loans to small- and medium-sized businesses. Our historic focus on small- and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2005, the average principal amount of our corporate loans were Ps.280,000 and our 20 largest private sector loans accounted for 34.2% of our total corporate loans.

We offer short-term and medium to long-term corporate lending products.

Short-term: Products include credit lines for up to 180 days and consist mainly of overdraft facilities, corporate credit and debit cards and factoring, as well as foreign trade related financing such as pre-export, post-shipment and import financing. These products also include contingency lines such as short-term guarantees (performance guarantees and bid bonds) and import letters of credit. The credit risk assigned to these kinds of transactions is the debtor rating described below, unless increased as a result of a pledge or a guarantee.

Medium- to long-term: Products include credit lines and specific lending facilities of more than 180 days. Credits are usually asset-based, such as leasing, whereby a credit enhancement is achieved by means of the underlying asset.

Medium- to long-term facilities risks are mitigated through different mechanisms that range from pledges and mortgages to structured deals through financial trusts whereby the debtor pledges the underlying asset, mostly future income flows. Regardless of the term and based on the fact that these credit lines are devoted to small- to medium-size companies, our policy is to require personal guarantees from the owners, although the underlying debtor rating remains unchanged.

As of December 31, 2005, our loans to corporate customers were as follows:

	Loans to companies in excess of Ps.20,000, (as of December 31, 2005)

	(in millions of pesos)	Percentage of corporate loan portfolio

Overdrafts	351.4	19.2%
Documents(1)	333.3	18.2
Leasing	147.9	8.1
Pledged loans(2)	95.5	5.2
Mortgage loans	146.1	8.0
Other(3)	754.9	41.2

Corporate credit cards	0.9	0.1

Total	1,830.0	100.0

(1)	Factoring, check cashing advances and promissory notes.
(2)	Primarily securing cargo transportation equipment.
(3)	Mostly structured loans (medium- and long-term).

Transaction services

We offer transaction services to our corporate customers such as cash management, customer collections, payments to suppliers, payroll administration, foreign exchange transactions, foreign trade services, corporate credit cards, and information services such as our Datanet and Interpyme services. There are usually no credit risks involved in these transactions, except for intra-day gapping (payments done against incoming collections) as well as settlement and pre-settlement related to foreign exchange transactions which, in general, are approved following the debtor rating process explained above.

Payments to suppliers. Our payment to suppliers services enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 254 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

Datanet and Interpymes. We provide our corporate clients with access to the Datanet service, which is an electronic banking network linking member banks in Argentina. These services permit our clients to obtain reliable on-line information on a real-time basis from their bank accounts in Datanet as well as perform certain transactions.

Interpymes is an electronic banking system designed to meet the needs of small businesses. It does not require special installation procedures and is easily accessible through the Internet, helping to simplify day-to-day operations for our customers.

Tax collection and financial agency services. As of December 31, 2005 we also have exclusive, long-term arrangements to provide tax collection and financial agency services to three provinces.

Our distribution network

We have a unique distribution network of 254 branches spread throughout Argentina, the largest private sector branch network in the country. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 85% of our branches located outside of the Buenos Aires metropolitan area. Furthermore, we have 27 service points used for social security benefit payments and servicing of checking and savings accounts; 475 ATMs; 21 “Metrobanks” (which are small banking kiosks located in subway stations); 2 customer service centers located on the premises of corporate clients; a telemarketing center; telephone banking; and an internet banking service. The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces:

	As of December 31, 2005 Banco Macro Bansud

Province	Branches	% of Total(1)	Market Share of Total Branches in Each Province(1)

Buenos Aires metropolitan area	36	14.2%	2.6%
Buenos Aires (rest)	16	6.3%	2.6%
Santa Fe	40	15.7%	9.4%
Córdoba	37	14.6%	9.6%
Misiones	29	11.4%	48.3%
Salta	23	9.1%	46.9%
Jujuy	15	5.9%	53.6%
Mendoza	12	4.7%	9.0%
Tucumán	10(36)(1)	3.9%	15.2(54.5)(1	) %
Río Negro	7	2.8%	12.5%
Entre Ríos	6	2.4%	5.1%
Chubut	4	1.6%	5.6%
Neuquén	4	1.6%	7.8%
Corrientes	3	1.2%	4.9%
La Pampa	2	0.8%	1.9%
Santa Cruz	2	0.8%	5.4%
Tierra del Fuego	2	0.8%	13.3%
Catamarca	1	0.4%	5.0%
Chaco	1	0.4%	1.6%
La Rioja	1(1)	0.4%	4.2%
San Juan	1	0.4%	2.9%
San Luis	1	0.4%	2.6%
Santiago del Estero	1	0.4%	2.4%

TOTAL	254 (281)(1)	100.0%	6.5(7.2)(1)%

(1)

Includes the 25 branches and the headquarters of Banco del Tucumán S.A., and the new branch in the province of La Rioja. The number does not include the 158 branches and the headquarters included in the pending acquisition of Banco Bisel S.A.

Consistent with our strategy to focus our operations on low- and middle-income individuals and small-and medium-sized businesses, we are increasing our presence in the northern province of Tucumán and Santa Fe. In May 5, 2006, we acquired Banco del Tucumán S.A., which has 59 ATM’s, 25 branches and a headquarters in Tucumán. In April 3, 2006 we added a new branch in the province of La Rioja. Additionally, on May 9, 2006 we were pre-awared the ordinary shares of Nuevo Banco Bisel S.A. with 175 ATM’s and 158 branches.

Credit risk management

Credit policy

Our board of directors approves our credit policy and credit analysis based on the following guidelines:

•	we seek to maintain a high quality portfolio that is diversified among customers;

•

decisions regarding loan amounts are made following conservative parameters based upon the customer’s capital, cash flow and profitability, in the case of companies, and the customer’s income and asset base, in the case of individuals;

•	the term of the loans offered to meet the customer’s needs must be appropriate for the purpose of the loan and the customer’s ability to repay the loan;

•

transactions must be appropriately secured according to the loan’s term and the level of risk involved, and in the case of lending to small- and medium-sized companies, we request personal guarantees from the company’s owners; and

•	we continuously monitor credit portfolios and customer payment performance.

Loan application process

We establish contact with loan applicants through a business unit officer, who is in charge of gathering the applicant’s information and documentation, visiting the applicant, obtaining the reasons for the loan request and making an initial assessment of the application. The loan proposal is then reviewed by the applicable banking manager and, if it complies with our credit policy, it is referred to our credit risk assessment management division, which prepares a risk report. The risk report is then provided to a committee in charge of reviewing and granting the loan. Depending upon the amount and type of loan involved, the responsible committee will be one of three committees acting under the supervision of our board of directors and responsible for reviewing and determining whether to approve the loan: a senior committee, a junior committee or a regional committee. The senior committee consists of members of senior management, including our chairman and vice chairman, and considers loan proposals in excess of Ps.1,000,000.

Our credit policies for individuals are based upon the applicable product lines, including credit cards, current account overdrafts, Macroadelantos, personal loans, chattel and real estate mortgage loans, and stipulate the permitted terms, maximum amounts available and interest rates. The amount of the customer’s indebtedness, loan repayment capability based on current income, and credit history are key tools used in assessing each application.

Credit risk rating

In order to determine the credit risk, our risk management division qualifies each company by means of a risk rating model, assigning to a debtor a rating that ranges from 1 to 10, 1 being the highest risk and 10 the lowest. The risk rating model takes into consideration quantitative as well as qualitative concepts. Our lending policy establishes that companies with debtor ratings of 1, 2, 3 and 4 are outside of our business scope, while middle market companies, our main target group, usually have ratings of 5 to 7.

Credit monitoring and review process

Credit monitoring involves carefully monitoring the use of the loan proceeds by the customer, as well as the customer’s loan repayment performance with the objective of preempting problems relating to the timely repayment of the loan. The credit monitoring and review process also aims to take all steps necessary to keep delinquent loans within the parameters established by our credit policy for curing the delinquency. If this objective is not accomplished, our credit management division will direct the collection of the loan to our pre-legal or legal collection unit. We standardize the early stages of the collection process by different measures (including contact by telephone and letter), beginning five days after maturity.

Technology

We invest substantially in the development of technology so as to enable us to respond promptly to market requirements, reduce costs and increase revenues. We updated our core systems during 2004 and 2005, acquired a workflow system and enhanced our data warehouse system. Most of our technology investments during the last three years have related to the integration of operating platforms as a result of our acquisitions of other banks. Our primary technology-related goal for 2006 is to complete the integration of Nuevo Banco Suquía’s operating platform with our existing operating platform. We expect to invest approximately US$ 17.9 million in technology improvements during the next two years.

We are dedicated to improving our systems to provide our branch network with enhanced operating capacity. In addition, we are analyzing, developing and implementing the following technology initiatives:

•	defining long-term data processing solutions to ensure consolidation of data processing centers, particularly in light of our acquisition of Nuevo Banco Suquía;

•	unifying policies (operations, data-processing systems and security), technological standards, working operational models and metrics; and

•	upgrading our technology to maintain market level security standards.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas. We consider Banco Río de la Plata S.A., Banco de Galicia y Buenos Aires S.A., Banco Patagonia S.A. and HSBC Argentina S.A. to be our main competitors. We also compete with regional banks. In the future, we expect competition to increase in corporate transactions products and long-term lending, mortgage lending and other secured financings, credit cards, specialized credit packages, salary payment services and investment management services.

Banking industry

The Argentine banking industry was severely impacted by the recent crisis. However, the current recovery has led to positive trends in the sector in terms of scale, profitability/solvency and asset quality.

Scale

Assets and deposits have experienced an important recovery since 2001. We believe the public in general has regained confidence in the financial system, as evidenced by the growth in deposits. Total deposits increased to Ps.134,574 million as of December 2005 after declining from Ps.180,134 million as of December 2000 to Ps.75,609 million as of December 2002. However, the rebound of credit activity has been slower, with levels of private credit-to-GDP of 9.9% (and 9.1% for the year), as of December 2005, well below the 23.3% for 2000. Average annual deposit interest rates (30-day time deposits less than Ps.100,000) declined substantially from 12.2% in 2001 to 4.2% for the year ended December 31, 2005. At the same time, the average net worth of the financial system was reduced from Ps.37,533 million in 2001 to Ps.25,945 million in December 2005, while earnings, which began to fall in 1998 (Ps.1,146 million) as a consequence of the economic recession, collapsed to a system-wide loss of Ps.588 million in 2001 and Ps.19,287 million in 2002.

	2000(1)	2001(1)	2002(1)	2003(1)	2004	2005

	(in millions of pesos)
Total Assets(2)	361,847	325,720	234,860	185,740	200,179	218,453
Total Deposits(2)	189,405	173,414	97,111	85,758	108,151	127,382
Gross Private Sector Loans(2)	145,232	127,504	60,274	34,205	36,917	47,972

Source: Central Bank
(1)	In constant pesos as of February 28, 2003.
(2)	Twelve-month average.

Profitability

In 2002, the Argentine banking system lost Ps.19,287 million in total. Out of then 100 banks in existence, only 25 recorded profits, totalling Ps.1,144 million, while the remaining 75 lost approximately Ps.20,431 million in total. Although the number of profitable banks increased to 45 and 58 in 2003 and 2004, respectively, the financial system continued having losses of Ps.5,487 million and Ps.657 million, respectively.

In 2005, the Argentine banking system has shown accumulated profits of Ps.1,932 million, representing a return on equity of 7.5% and a return on assets of 0.9%.

	2000(1)		2001(1)		2002(1)		2003(1)		2004		2005

Net (loss) income (1) (in millions of pesos)	(109)		(588)		(19,287)		(5,487)		(657)		1,932
Return on average equity	(0.3	) %	(1.6	) %	(57.4	) %	(23.6	) %	(3	) %	7.5%
Return on average assets	(0.0	) %	(0.2	) %	(8.2	) %	(3.0	) %	(0.3	) %	0.9%

Source: Central Bank
(1)	In millions of constant pesos as of February 28, 2003.

Asset Quality

The non-performing loan portfolio of the financial system increased during the crisis. In 2002, the ratio for the Argentine banking system reached 18.1%, while the private ratio suffered a worse situation, reaching 38.6%. On the following year, the recovery started although it showed similar levels for 2003. During 2005, irregular loan portfolio levels continue recovering reaching 5.2% for total loans, while the private ratio reached 7.6% (levels even lower than before the crisis).

	2000	2001	2002	2003	2004	2005

Irregular Loan Portfolio	12.9%	13.1%	18.1%	17.7%	10.7%	5.2%
Irregular Loan Portfolio – Private Sector	16.0%	19.1%	38.6%	33.5%	18.6%	7.6%

Source: Central Bank

Competitive landscape

There are seven institutions that consistently rank in the top ten based on private sector loans, equity and private sector deposits: Banco de la Nación Argentina and Banco de la Provincia de Buenos Aires, which are both public banks, Banco Macro Bansud and Banco de Galicia y Buenos Aires, which are both domestic banks, and Banco Río de la Plata, Bank Boston National Association and BBVA Banco Francés, which are foreign-owned banks. Only three of these (Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco Macro Bansud) also ranked among the ten banks with the largest net income during 2005. Below are the rankings of these banks across these metrics:

Private Sector Loans (As of December 31, 2005)		Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)

1	BANCO DE LA NACION ARGENTINA(1)	6,656	11.9%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	5,170	9.3%
3	BANCO RIO DE LA PLATA S.A	5,046	9.1%
4	BANCO DE GALICIA Y BUENOS AIRES S.A	4,041	7.3%
5	BBVA BANCO FRANCES S.A	3,772	6.8%
6	BANKBOSTON, NATIONAL ASSOCIATION	3,190	5.7%
7	BANCO MACRO BANSUD S.A.(2)	2,701	4.8%
8	CITIBANK N.A	2,280	4.1%
9	HSBC BANK ARGENTINA S.A	2,277	4.1%
10	BANCO HIPOTECARIO S.A	2,078	3.7%
	OTHER	18,501	33.2%

	TOTAL	55,713	100.0%

Equity (As of December 31, 2005)		Ps. Million	Market Share (% share of equity for the Argentine financial system)

1	BANCO DE LA NACION ARGENTINA(1)	5,000	18.2%
2	BANCO HIPOTECARIO S.A	2,217	8.1%
3	BBVA BANCO FRANCES S.A	1,802	6.6%
4	BANCO MACRO BANSUD S.A	1,490	5.4%
5	BANCO DE GALICIA Y BUENOS AIRES S.A	1,389	5.1%
6	BANCO RIO DE LA PLATA S.A	1,292	4.7%
7	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	1,282	4.7%
8	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	1,180	4.3%
9	BANKBOSTON, NATIONAL ASSOCIATION	970	3.5%
10	BANCO DE INVERSION Y COMERCIO EXTERIOR S.A.(1)	954	3.5%
	OTHER	9,833	35.9%

	TOTAL	27,409	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Includes the sum of Banco Macro Bansud’s plus Nuevo Banco Suquía’s financial statements from the Central Bank (without eliminations).

Tangible Assets(3) (As of December 31, 2005)		Ps. Million	Market Share (% share of tangible assets for the Argentine financial system)

1	BANCO DE LA NACION ARGENTINA(1)	44,720	20.9%
2	BANCO DE GALICIA Y BUENOS AIRES S.A	23,525	11.0%
3	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	20,827	9.7%
4	BBVA BANCO FRANCES S.A	13,564	6.3%
5	BANCO RIO DE LA PLATA S.A	12,619	5.9%
6	BANCO MACRO BANSUD S.A.(2)	9,418	4.4%
7	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	8,942	4.2%
8	BANCO HIPOTECARIO S.A	8,027	3.7%
9	BANKBOSTON, NATIONAL ASSOCIATION	6,836	3.2%
10	CITIBANK N.A	5,599	2.6%
	OTHER	60,295	28.1%

	TOTAL	214,371	100.0%

Tangible Equity(4) (As of December 31, 2005)		Ps. Million	Market Share (% share of tangible equity for the Argentine financial system)

1	BANCO DE LA NACION ARGENTINA(1)	3,688	16.8%
2	BANCO HIPOTECARIO S.A	2,212	10.0%
3	BANCO MACRO BANSUD S.A.	1,419	6.4%
4	BBVA BANCO FRANCES S.A	1,200	5.4%
5	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	1,150	5.2%
6	BANCO DE INVERSION Y COMERCIO EXTERIOR S.A	952	4.3%
7	BANCO DE GALICIA Y BUENOS AIRES S.A	938	4.3%
8	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	831	3.8%
9	BANCO PATAGONIA S.A	827	3.8%
10	BANCO RIO DE LA PLATA S.A	781	3.5%
	OTHER	8,019	36.4%

	TOTAL	22,017	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Includes the sum of Banco Macro Bansud’s plus Nuevo Banco Suquía’s financial statements from the Central Bank (without eliminations).
(3)	Tangible equity is defined as total shareholders’ equity minus intangible assets.
(4)	Tangible assets is defined as total assets minus intangible assets.

Private Sector Deposits (As of December 31, 2005)		Ps. Million	Market Share (% share of total private sector os its for the Argentine financial system)

1	BANCO DE LA NACION ARGENTINA(1)	15,290	15.0%
2	BBVA BANCO FRANCES S.A	10,606	10.4
3	BANCO RIO DE LA PLATA S.A.	9,484	9.3
4	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	8,286	8.1
5	BANCO DE GALICIA Y BUENOS AIRES S.A	8,007	7.9
6	BANCO MACRO BANSUD S.A.(2)	5,737	5.6
7	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	5,296	5.2
8	BANKBOSTON, NATIONAL ASSOCIATION	4,895	4.8
9	CITIBANK N.A	4,385	4.3
10	HSBC BANK ARGENTINA S.A	3,818	3.8
	OTHER	25,889	25.5

	TOTAL	101,692	100.0

Net Income (year ended December 31, 2005)		Ps. Million

1	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	311
2	BANCO MACRO BANSUD S.A.(2)	263
3	BANCO HIPOTECARIO S.A	253
4	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	250
5	BANCO DE LA NACION ARGENTINA(1)	244
6	BANCO PATAGONIA S.A	235
7	BANCO DE GALICIA Y BUENOS AIRES S.A.	191
8	NUEVO BANCO SUQUIA S.A.	166
9	BANCO DE SAN JUAN S.A.	146
10	BBVA BANCO FRANCES S.A.	117
	OTHER	(244)

	TOTAL	1,932

Source: Central Bank

(1)	Public sector banks.
(2)	Includes the sum of Banco Macro Bansud’s plus Nuevo Banco Suquía’s financial statements from the Central Bank (without eliminations).

We were the second most profitable bank and the first most profitable among the private sector banks, measured by net income. In 2005, our return on average equity (calculated on a daily basis) was 19.7%, compared the 5.4% for private-sector banks and 7.5% of the banking system as a whole. Furthermore we had the fastest organic growth among our peers in 2004.

There is a large concentration of branches in the Buenos Aires metropolitan area, as the following table shows. We have the most extensive private-sector branch network in Argentina, and a leading regional presence in ten Provinces including Santa Fe, Córdoba, Mendoza, Entre Ríos, Río Negro, Chubut and Neuquén, in addition to Misiones, Salta and Jujuy where we are the largest bank in terms of branches.

	As of December 31, 2005

	Banking System		Banco Macro Bansud

Province	Branches	% of Total	Branches	% of Total	Market Share (% share of total number of branches in each province)

Buenos Aires metropolitan area	1,376	35.5%	36	14.1%	2.8%
Buenos Aires (rest)	604	15.6%	16	6.3%	2.2%
Santa Fe	425	11.0%	40	16.6%	9.4%
Córdoba	386	10.0%	37	14.6%	9.6%
Mendoza	133	3.4%	12	4.7%	9.2%
Entre Ríos	118	3.0%	6	2.4%	5.1%
La Pampa	106	2.7%	2	0.8%	1.9%
Chubut	72	1.9%	4	1.6%	5.6%
Tucumán	66	1.7%	10(1)	3.8%	3.1%
Chaco	61	1.6%	1	0.4%	1.6%
Corrientes	61	1.6%	3	1.2%	4.9%
Misiones	60	1.5%	29	11.4%	48.3%
Río Negro	56	1.4%	7	2.8%	12.5%
Neuquén	51	1.3%	4	1.6%	7.8%
Salta	49	1.3%	23	9.1%	46.9%
Santiago del Estero	41	1.1%	1	0.4%	2.5%
San Luis	39	1.0%	1	0.4%	2.6%
Santa Cruz	37	1.0%	2	0.8%	5.4%
San Juan	34	0.9%	1	0.4%	2.9%
Jujuy	28	0.7%	15	5.9%	53.6%
La Rioja	24	0.6%	1	0.4%	4.2%
Catamarca	20	0.5%	1	0.4%	5.0%
Formosa	17	0.4%	0	0.0%	0.0%
Tierra del Fuego	15	0.4%	2	0.8%	13.3%

Total	3,879	100.0%	254(1)	100.0%	6.4%

Source: Central Bank
(1)

Includes the seven branches and the headquarters acquired from Banco Empresario de Tucumán but does not include the 25 branches and the headquarters included in the acquisition of Banco del Tucumán S.A., the new branch in the province of La Rioja, and the 158 branches and the headquarters included in the pending acquisition of Banco Bisel S.A.

Approximately 65% of the branches in the Argentine financial system are outside the Buenos Aires metropolitan areas while approximately 85% of our branches are outside the Buenos Aires metropolitan area. The ten largest banks, in terms of branches, account for 62.0% of the total amount of the system. Finally, we are second to Banco de la Nación Argentina in terms of market share outside the Buenos Aires metropolitan area, with a market share of 8.6%.

		Number of Provinces Served	Total Number of Branches	Market Share of Branches in Argentina	Branches in BA metropolit an area	Market Share of Branches in BAMA	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country

1	BANCO DE LA NACIÓN ARGENTINA(1)	24	623	16.1%	119	8.6%	504	20.1%	80.9%
2	BANCO MACRO BANSUD S.A.(2)	23	254 (281) (3)	6.5%	38	2.8%	216	8.6%	85.0%
3	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	2	340	8.8%	141	10.2%	199	8.0%	58.5%
4	NUEVO BANCO BISEL S.A	8	158	4.1%	1	0.1%	157	6.3%	99.4%
5	BANCO CREDICOOP COOPERATIVO LIMITADO	17	228	5.9%	76	5.5%	152	6.1%	66.7%
6	BANCO DE LA PROVINCIA DE CORDOBA S.A.(1)	3	150	3.9%	1	0.1%	149	6.0%	99.3%
7	NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	3	107	2.8%	1	0.1%	106	4.2%	99.1%
8	BANCO DE LA PAMPA SOCIEDAD DE ECONOMÍA MIXTA	5	101	2.6%	2	0.1%	99	4.0%	98.0%
9	BANCO RIO DE LA PLATA S.A	21	215	5.5%	117	8.5%	98	3.9%	45.6%
10	BBVA BANCO FRANCES S.A	24	232	6.0%	135	9.8%	97	3.9%	41.8%
	OTHER	24	1,471	37.9%	745	54.1%	726	29.0%	49.4%
	TOTAL	154	3,879	100.0%	1,376	100.0%	2,503	100.0%	64.5%

Source: Central Bank.

(1)	Public sector banks.
(2)	Includes the sum of Banco Macro Bansud plus Nuevo Banco Suquía.
(3)

Includes the seven branches and the headquarters of Banco Empresario de Tucumán, the 25 branches and the headquarters of Banco del Tucumán S.A., and the new banch in the province of La Rioja. The number does not include the 158 branches and the headquarters included in the pending acquisition of Banco Bisel S.A.

Banking regulations

Overview of Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. It is responsible for maintaining stability in the value of the domestic currency, establishing and implementing monetary policy and regulating the financial sector. It operates pursuant to its charter and the provisions of the Argentine Financial Institutions Law. Under the terms of its charter, the Central Bank must operate independently from the Argentine government.

Since 1977, banking activities in Argentina have been regulated primarily by the Argentine Financial Institutions Law, which empowers the Central Bank to regulate the financial sector. The Central Bank regulates and supervises the Argentine banking system through the Superintendencia de Entidades Financieras y Cambiarias, or the Superintendency of Financial and Exchange Entities, or the Superintendency. The Superintendency is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities, among other functions. These powers of the Central Bank include the authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses, and to authorize the establishment of branches of foreign financial institutions in Argentina and the extension of financial assistance to financial institutions in cases of temporary liquidity problems.

The Central Bank also establishes different “technical ratios” that must be observed by financial entities with respect to levels of solvency, liquidity, the maximum credits that may be granted per customer and foreign exchange assets and liability positions.

In addition, financial entities need the authorization of the Central Bank for the disposition of their assets, such as opening or changing branches or ATMs, acquiring share interests in other financial or non-financial corporations and establishing liens over their assets, among others.

As supervisor of the financial system, the Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semi-annual and annual basis. These reports, which include balance sheets and income statements, information relating to reserve funds, use of deposits, classifications of portfolio quality (including details on principal debtors and any allowances for loan losses), compliance with capital requirements and any other relevant information, allow the Central Bank to monitor the business practices of financial entities. In order to confirm the accuracy of the information provided, the Central Bank is authorized to carry out inspections.

If the Central Bank’s rules are not complied with, various sanctions may be imposed by the Superintendency, depending on the level of infringement. These sanctions range from a notice of noncompliance to the imposition of fines or even the revocation of the financial entity’s operating license. Additionally, noncompliance with certain rules may result in the compulsory filing of specific adequacy or restructuring plans with the Central Bank. These plans must be approved by the Central Bank in order to permit the financial institution to remain in business.

The Central Bank is allowed to provide financial assistance to financial institutions with liquidity and/or solvency problems.

Central Bank supervision

Since 1994, the Central Bank has supervised the Argentine financial entities on a consolidated basis. Such entities must file periodic consolidated financial statements that reflect the operations of head offices or headquarters as well as those of their branches in Argentina and abroad, and of their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.

Permitted activities and investments

The Argentine Financial Institutions Law governs any individuals and entities that are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Argentine Financial Institutions Law and related Central Bank regulations. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in the over-the-counter market; (iii) make and receive loans; (iv) guarantee customers’ debts; (v) act as custodians of pension funds, or Administradoras de Fondos de Jubilaciones y Pensiones; (vi) conduct transactions in foreign currency; (vii) issue credit cards; (viii) act, subject to certain conditions, as brokers in real estate transactions; (ix) carry out commercial financing transactions; and (x) act as registrars of mortgage bonds. In addition, pursuant to the Argentine Financial Institutions Law, and Central Bank Communication A 3086, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Under Central Bank regulations, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual funds, may not exceed 50% of such bank’s regulatory capital, or Responsabilidad Patrimonial Computable or RPC. In addition, the total amount of a commercial bank’s investments in the following: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” taken as a whole, is limited to 15% of such bank’s RPC. To this effect, a given stock’s market price is considered to be “largely publicly available” when daily quotations of relevant transactions are available, which quotations would not be significantly affected by a disposition of the bank’s holdings of such stock.

Operations and activities that banks are not permitted to perform

The Argentine Financial Institutions Law prohibits commercial banks from: (a) creating liens on their assets without prior approval from the Central Bank, (b) accepting their own shares as security, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered to other customers, and (d) carrying out commercial or industrial activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank regulations. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and in public services companies, if necessary to obtain those services.

Liquidity and solvency requirements

Minimum capital requirements

The Central Bank requires that financial entities maintain minimum capital requirements, which are computed as a function of counterparty risk, interest rate risk and market risk of a financial entity’s assets.

Basic minimum capital

Pursuant to Central Bank Communication A 4368, dated June 17, 2005, the Central Bank classified by type and category the minimum capital requirements for financial entities. The categories were established in accordance with the jurisdiction in which the respective financial entity is located:

Category	Jurisdiction	Banks	Other Entities

I	City of Buenos Aires	Ps. 25 million	Ps. 10 million

II	Cities of Bahía Blanca, Mar del Plata, Neuquén and Río Cuarto. Greater Buenos Aires, Greater Córdoba, Greater Mendoza and Greater Rosario.	Ps. 14 million	Ps. 8 million
Provinces of Chubut and Tierra del Fuego.

III

Cities of Corrientes, Salta, Santiago del Estero and Posadas. Greater Resistencia, Greater San Juan and Greater Tucumán. Provinces of Catamarca, Entre Ríos, La Pampa, La Rioja, Río Negro, San Luis and Santa Cruz. Cities and towns of the provinces of Buenos Aires, Córdoba, Mendoza, Neuquén and Santa Fe that are not included in any other category.

		Ps. 12.5 million	Ps. 6.5 million

IV	The rest of Argentina	Ps. 10 million	Ps..5 million

For commercial banks acting as custodians of securities that represent investments in pension funds or as registrars of registered mortgage bonds, the regulatory capital shall be equal to the higher of:

(i)	Ps.50 million; or

(ii)	five percent of the amount of the securities held in custody or of the amount of registered mortgage bonds, as appropriate.

Financial entities that were operating on June 30, 2005 must meet the minimum capital requirement of their respective category provided that such requirement shall not be higher than Ps.15 million.

Counterpart risk

The capital requirement for counterpart risk is defined as:

Cer = k* [a* Ais + c* (Ci + Fspn) + r* (Vrf + Vrani)] + INC

The required capital to assets-at-risk ratio is 10% (“a”) for fixed assets (Ais) and 8% (“r”) for loans (Vrf), other claims from financial intermediation and other financing (Vrani). The same ratio (“c”) is applied to claims on the public sector-securities held in investment accounts (Ci) and loans (Fspn). The “INC” variable refers to incremental minimum capital requirements originated in excesses in other regulations (fixed assets, credit risk diversification and rating and limitations on transactions with related clients).

Each type of asset is weighted according to the level of risk assumed to be associated with it. The weights assigned to the different types of assets are:

Type of Asset	Weighting

Government Bonds
With market risk capital requirements	0%
Other domestic bonds (without collateral)	100%
OECD Central bonds—rated AA or investment grade	20%
Loans
To the non-financial private sector With preferred collateral under the form of:
Cash, term deposit certificates issued by the creditor entity and given as security	0%
A guarantee by Reciprocal Guarantee Companies authorized by the BCRA, export credit insurance, documentary credits	50%
Mortgages/Pledges	50%-100%
To the non-financial public sector	100%
To the financial sector
Public financial entities with the collection of federal taxes as collateral	50%
To foreign financial entities or to financial entities backed by them (rated AA or investment grade)	0%-20%
Other credits from financial intermediation	0%-100%
Guarantees and contingent liabilities	0%-100%

Minimum capital requirements also depend on the CAMELS rating (1 strongest, 5 weakest) assigned by the Superintendency, which also determines the “k” value. This rating system complies with international standards and provides a broad definition of the performance, risks and perspectives of financial entities. Financial entities have to adjust their capital requirements according to the following “k” factors:

CAMEL Rating	K Factor

1	0.97
2	1.00
3	1.05
4	1.10
5	1.15

Interest rate risk

Financial entities must comply with minimum capital requirements regarding interest rate risk. These minimum capital requirements capture the various levels of risk arising from the different sensitivity of assets and liabilities affected by adverse or unexpected changes in interest rates. This regulation governs all the assets and liabilities not subject to the minimum capital requirements covering market risk.

When calculating the requirements, the cash flows of the financial entity’s transactions are assigned to different time bands taking into account their maturity. Financial entities with 1-3 CAMELS ratings may treat 50% of sight deposits as long term maturities (in the case of financial entities with a 3 rating, the assigned maturity cannot exceed 3 years).

Contracts with variable interest rates based on a foreign index are treated as if they had fixed interest rates. The risk arising from liability contracts with variable rates based on a domestic index are considered up to the first rate adjustment date.

Market risk

Minimum capital requirements for market risks are added to previously measured requirements. Minimum capital requirements are computed as a function of the market risk of financial entities’ portfolios, measured as their value at risk (VaR). The regulation covers only those assets usually traded in open markets and excludes those assets in investment accounts.

There are defined five categories of assets. Domestic assets are divided into equity and public bonds, the latter being classified according to whether their modified duration is less than or more than 2.5. Foreign equity and foreign bonds make up another two categories, which are also classified according to their duration. The fifth category is comprised of foreign exchange positions, differentiated according to currency involved.

Overall capital requirements in relation to market risk is the sum of the five amounts of capital necessary to cover the risks arising from each category.

Market risk minimum capital requirements must be met daily. Information must be reported to the BCRA on a monthly basis. As from May 2003, the US dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in that currency.

Temporary regulations

Minimum capital requirements have been temporarily reduced (via “Alpha coefficients”) for non-financial public sector financing granted before May 31, 2003. Minimum capital requirements for interest rate risk have also been temporarily diminished. The reduction coefficients to be applied converge to the unit according to an established schedule. These allowances have been introduced in order to reduce the impact on minimum capital requirements of those components that: (i) showed the biggest growth as a consequence of the 2002 crisis and (ii) are not present in international standards.

Period	Alpha1 (applied to public sector financing)	Alpha2 (applied to interest rate risk)

January/December 2004	0.05	0.20
January/December 2005	0.15	0.40
January/December 2006	0.30	0.70
January/December 2007	0.50	1.00
January/December 2008	0.75	—
As from January 2009	1.00	—

Consequences of a failure to meet minimum capital requirements

In the event of noncompliance with Capital requirements by an existing financial institution, Central Bank Communication A 3171 provides the following:

(i)

noncompliance reported by the institutions: the institution must meet the required capital no later than in the second month after noncompliance was incurred or submit a restructuring plan within 30 calendar days following the last day of the month in which such noncompliance occurred; and

(ii)

noncompliance detected by the Superintendency: the institution must file its defense within 30 calendar days after being served notice by the Superintendency. If no defense is filed, or if the defense is disallowed, the noncompliance will be deemed to be final, and the procedure described in item (i) will apply.

In addition, noncompliance with minimum capital requirements will entail a number of consequences for the financial institution, including prohibition from opening branches in Argentina or in other countries, establishing representative offices abroad, or owning equity in foreign financial institutions, as well as a prohibition from paying cash dividends.

Minimum cash requirements

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions.

Pursuant to Central Bank Communication A 3498, as from March 1, 2002, the liquidity system based on the minimum cash reserve applies not only to demand transactions, but also to fixed-term transactions.

Minimum cash reserve requirements are applicable to demand and time deposits and other brokerage liabilities denominated in pesos, foreign currency, or government and corporate securities, and any unused balances of advances in checking accounts under formal agreements not containing any clauses that permit the bank to discretionally and unilaterally revoke the possibility of using such balances.

Minimum cash reserve obligations exclude amounts owed (i) to the Central Bank, domestic financial institutions, foreign banks (including their head offices, controlling domestic institutions and their branches), and (ii) under foreign trade financing facilities, cash purchases to be settled, forward purchases, (whether or not related to repurchase agreements) demand obligations for money orders and transfers from abroad pending payment and for overseas correspondent banking operations.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the liabilities, provided they were not credited to the account of, or made available to, third parties, and the amount accruing upon the adjustment rate known as CER is applied.

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve:

Item	Rate (%) (Pesos)	Rate (%) (Foreign Currency)

Checking account deposits	17
Savings account deposits	17	30
Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for construction industry workers” and “Salary payment,” special checking accounts for legal entities and social security savings accounts	17	30
Other demand deposits and liabilities, including with foreign banks and correspondents, pension and social security benefits credited by ANSES (Government Social Security Agency) pending collection and immobilized reserve funds for liabilities covered by these regulations	17	30
Unused balances of advances in checking accounts under formal agreements	17
Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100

Time deposits, liabilities under acceptances, repurchase agreements, stock-exchange repos (cauciones y pases bursátiles pasivos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11 and 13 and 15 of this table:

(i) Up to 29 days	14	35
(ii) From 30 days to 59 days	11	28
(iii) From 60 days to 89 days	7	20
(iv) From 90 days to 179 days	2	10
(v) From 180 days to 365 days	1	6
(vi) More than 365 days	0	0
Liabilities owed due to foreign finances	0
Securities (including Negotiable Obligations)
a- Debt issued from 01/01/02, including restructured liabilities
(i) Up to 29 days	14	35
(ii) From 30 days to 59 days	11	28
(iii) From 60 days to 89 days	7	20
(iv) From 90 days to 179 days	2	10
(v) From 180 days to 365 days	1	6
(vi) More than 365 days	0	0
b- Others
Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	0
Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances:	8	15
Special accounts denominated in dollars for the deposit of collateral required for futures and options consummated on markets subject to the CNV control		100
Time deposits in foreign currency		100
Deposits as assets of a mutual fund	18	40
Special deposits related to inflows of funds. Decree 616/2005		100
Deposits and other liabilities, which return is higher than the 75% of BADLAR rates average, corresponding to the preceding month	100

The minimum cash reserve must be set up in the same currency to which the requirement applies, and eligible items include the following:

(i)	Cash (bills and coin held on the bank’s own premises and in custody at other financial institutions).

(ii)	Accounts maintained by financial institutions with the Central Bank in pesos.

(iii)	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

(iv)	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions.

(v)	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

(vi)

Special guarantee accounts maintained with the Central Bank for transactions involving cheque cancelatorio (a check similar to a cashier’s check that may be purchased from a bank to pay a third party).

(vii)	Special accounts maintained with the Central Bank by the Administración Nacional de la Seguridad Social, or the National Administration of Social Security, or ANSES.

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the month to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period.

The aggregate balances of the eligible items referred to from (ii) to (vii) above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve (daily minimum requirement), excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. The daily minimum required is 70% when there was a deficit in the previous month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve are subject to a penalty equal to twice the nominal annual interest rate in arrears arising from the Central Bank’s bill auctions, in pesos or in U.S. dollars, for deficiencies in Argentine currency or in foreign currency, respectively.

Internal liquidity policies of financial institutions

The regulations designed to limit liquidity risk provide that financial institutions should adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and/or assets.

Diversification of credit risk

The regulations on credit risk diversification prescribe minimum risk diversification standards in order to reduce such risk without significantly eroding average profitability.

There are three types of ratios that limit a lender’s risk exposure, namely: risk concentration limits, limits on transactions with customers on the basis of the institution’s capital and credit limits on the basis of the customer’s net worth.

Concentration of risk means the aggregate amount of relevant transactions consummated with companies, individuals or groups of companies—whether affiliated or not—where such transactions, measured for each one of such customers, are at any time equal to or higher than 10% of the institution’s RPC on the last day of the month prior to the relevant month. Public bonds received by financial entities as compensation up until December 31, 2005 are excluded.

Limitations are provided for in the case of transactions with customers, which may not exceed certain percentages applied on the basis of the institution’s RPC as of the last day of the month prior to the relevant month.

The regulation sets forth a number of transactions that are excluded from the credit risk diversification rules.

In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance may not exceed 100% of the customer’s net worth, although this basic margin may be increased to 300% provided it does not exceed 2.5% of the financial institution’s RPC and the increase is approved by the board of directors of the relevant financial institution.

Any excess over the ceilings established by these three ratios will cause the regulations set forth in the section above entitled “Consequences of a failure to meet minimum capital requirements” to become applicable.

Foreign exchange system

During the first quarter of 2002, the Argentine government established certain foreign exchange controls and restrictions.

On February 8, 2002, Decree No. 260 was issued, establishing as of February 11, 2002, a Single Free Exchange Market system, through which all transactions involving the exchange of foreign currency are to be traded at exchange rates to be freely agreed upon.

On such date, the Central Bank issued Communications A 3471 and A 3473, which stated that single and free exchange transactions can only be performed with entities authorized by the Central Bank to operate in foreign exchange. Item 4 of Central Bank Communication A 3471 stated that the exchange sale transactions in the single and free exchange market shall be performed using peso bills.

Since January 2, 2003, there have been further modifications to the restrictions imposed by the Central Bank.

Foreign currency lending capacity

The Regulations on the allocation of deposits in foreign currencies establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals or other brokers; (b) financing to manufacturers or processors of goods, provided that such transactions were consummated by a purchase agreement with an exporter in foreign money and the goods are in compliance with all the standard market requirements; (c) financing to manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by said third-party purchasers; (d) debt securities or financial trust participation certificates whose underlying assets are loans made with the above-mentioned conditions and under the “Préstamos BID N° 1192/OC-AR” program; (e) foreign currency debt securities or financial trust participation certificates offered by means of a public offering and authorized by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies in order to finance export transactions; (f) financings included under the “Préstamos BID N° 1192/OC-AR” program, provided that such financings shall not be higher than 10% of the credit capacity; and (g) loans made from one financial entity to another.

General exchange position

The General Exchange Position, or GEP, is comprised of reserves in gold, foreign currency and bills in Argentina and abroad; deposits and investments of any term with foreign banks; investments in foreign corporate and government bonds; other liquid investments abroad; and correspondent debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days. It does not include, however, third parties’ foreign assets held in custody, correspondent balances for third-party transfers pending settlement, term sales and purchases of foreign currency or securities nor direct investments abroad.

The GEP ceiling is calculated every month and, therefore, updated the first business day of the month. Pursuant to the relevant reporting system regulations this ceiling is set at 15% of the amount equivalent in U.S. dollars to the computable equity at the end of the month immediately preceding the last month when filing with the BCRA has already expired. It will be increased by an amount equivalent in U.S. dollars to 5% of the total amount traded by the institution on account of the purchases and sales of foreign currency in the calendar month prior to the immediately preceding month, and by 2% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody, recorded by the institution at the end of the calendar month prior to the immediately preceding month. If the ceiling does not exceed US$1.5 million, this figure will be considered its floor.

Floors will be raised by US$5.0 million when the financial institution performs foreign exchange operations with 15 or more locations. In addition, they will be cumulatively raised by up to the amount equivalent to US$2.0 million on account of foreign currency holdings other than U.S. dollars and/or Euro; by up to US$1.0 million for checks issued against foreign banks and purchased from third parties to be credited in accounts held with correspondent banks; and by up to the amount equivalent to US$3 million for U.S. dollar or Euro balances sent to the United States Federal Reserve or the European Central Bank, still to be credited 72 hours after they are sent.

Institutions authorized to trade in foreign currency failing to comply with the GEP ceilings or the exchange reporting regulations should refrain from trading in foreign currency until they are in compliance with the above.

Although certain exceptions are admitted, institutions authorized to trade in foreign currency require the Central Bank’s prior consent to perform their own purchases when payment is made against delivery of foreign currency or other foreign assets comprising the GEP.

Debt classification and loan loss provisions

Credit portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal and/or interest, in order to determine, taking into account any loan security, whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer and housing loans include housing loans, consumer loans, credit-card financings and other types of installment credits to individuals. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.500,000 the repayment of which is linked to its projected cash flows are classified as commercial loans. Central Bank regulations allow financial institutions to apply the consumer and housing loan classification criteria to commercial loans of up to Ps.500,000, given with or without guarantees. If a customer has both kinds of loans (commercial and consumer and housing loans), the consumer and housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the credit backed by preferred guarantees is considered to be at 50% of its face value.

Under the current debt classification system, each customer, as well as the customer’s outstanding debts, are included within one of six sub-categories. The debt classification criteria applied to the consumer loan portfolio are primarily based on objective factors related to customers’ performance on their obligations or their legal standing, while the key criterion for classifying the commercial loan portfolio is each borrower’s paying ability based on its future cash flow.

Commercial loans classification

The principal criterion to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria

Normal	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Under special tracking/observation	Borrowers who, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Under special tracking/negotiation or refinancing agreement

Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be classified under the next category according to the indicators established for each level.

With problems	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Non-recoverable loans	Loans classified as unrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future).

Technically non-recoverable

(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, and (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer and housing loans classification

The principal criterion applied to loans in the consumer and housing portfolio is the length of its duration. Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria

Normal	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Inadequate performance	Loans upon which payment obligations are overdue for a period of more than 31, but less than 90, calendar days.

Deficient performance	Loans upon which payment obligations are overdue for a period of more than 90, but less than 180, calendar days.

Difficult recovery	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Non-recoverable loans

Loans in which the debtor is insolvent, and, therefore, have no, or at least very little, possibility of recovery, through legal actions or bankruptcy proceedings involving the debtor, or in which payment obligations are more than 365 calendar days overdue.

Technically non-recoverable	Same criteria as for commercial loans in the technically non-recoverable category.

Minimum credit provisions

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees

“Normal” and “Normal Performance”	1%	1%
“Under observation” and “Inadequate performance”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With Problems” and “Deficient Performance”	12%	25%
“With high risk of insolvency” and “Difficult recovery”	25%	50%
“Non-recoverable”	50%	100%
“Technically non-recoverable”	100%	100%

Minimum frequency for classification review

We are required to classify loans at least once a year in accordance with the Central Bank Rules. Nevertheless, a quarterly review is required for credits that amount to 5% or more of our RPC and mid-year review for credits that amount to the lower of: (i) Ps.1 million or (ii) range between 1% and 5% of our RPC.

Allowances for loan losses

The allowance for loan losses is maintained in accordance with applicable regulatory requirements of the Central Bank. Increases in the allowance are based on the level of growth of the loan portfolio, as well as on the deterioration of the quality of existing loans, while decreases in the allowance are based on regulations requiring the write-off of non-performing loans classified as “non-recoverable” after a certain period of time and on decisions of the management to write off non-performing loans evidencing a very low probability of recovery.

Priority rights of depositors

Under Section 49 of the FIL, in the event of judicial liquidation or bankruptcy of a bank, depositors have a general and absolute priority right to collect their claims over all other creditors, except claims secured by pledges or mortgages and certain employee liens. Additionally, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the branch that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant to Section 35 of the Argentine Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency, and (c) all other deposits on a pro rata basis.

Mandatory deposit insurance system

Law No. 24,485, as amended by Law No. 25,089 and Decree No. 540, passed on April 12, 1995, created a Deposit Insurance System, or SSGD, which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank.

The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or FGD, managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, or Deposit Insurance Corporation, or SEDESA. The shareholders of SEDESA are the federal government and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank regulations. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication A 3068, dated January 28, 2000.

The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.30,000.

Effective payment on this guarantee will be made within 30 business days after revocation of the license of the financial institution in which the funds are held; such payment is subsidiary, that is, not cumulative, to the exercise of the depositor’s priority rights.

In view of the circumstances affecting the financial system, Decree No. 214/2002 provided that SEDESA may issue registered securities for the purpose of offering them to depositors in payment of the guarantee in the event it should not have sufficient funds available.

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits benefiting from some incentive (e.g., car raffles) in addition to the agreed upon interest rate, and (vi) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits and demand deposit account balances.

Capital markets

Commercial banks are authorized to subscribe and sell debt securities. At present, there are no statutory limitations as to the amount of securities a bank may undertake to subscribe. However, under Central Bank regulations, underwriting of debt securities by a bank would be treated as “financial assistance” and, accordingly, until the securities are sold to third parties, such underwriting would be subject to limitations.

In 1990, the Buenos Aires securities market authorized firms organized as brokerage houses, or sociedades de bolsa, to operate as brokers on the Buenos Aires Stock Exchange in addition to individual stockbrokers. There are currently no restrictions on ownership of a sociedad de bolsa by a commercial bank, and, in fact, most of the principal commercial banks operating in Argentina have established their own sociedad de bolsa. All brokers, whether individuals or firms, are required to own at least one share of the MERVAL to be allowed to operate as a broker on the Buenos Aires Stock Exchange.

An agreement between the Buenos Aires Stock Exchange and representatives of the MAE dealers provides that trading in shares and other equity securities will be conducted exclusively on the Buenos Aires Stock Exchange and that all debt securities listed on the Buenos Aires Stock Exchange may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.

Commercial banks may operate as both managers and custodians of Argentine fondos comunes de inversión or mutual funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.

Financial institutions in economic difficulties

The Argentine Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels or, in the judgment of the Central Bank, with impaired solvency or liquidity, must prepare a plan de regularización y saneamiento, or a restructuring plan. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. The Central Bank can appoint an interventor, or trustee, to the financial institution and restrict the distribution of dividends. In addition, to help ensure the feasibility of the plan, the Central Bank is empowered to grant a temporary exemption from compliance with technical regulations and/or payment of any fines that may arise from such noncompliance. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.

Dissolution and liquidation of financial institutions

As provided in the Argentine Financial Institutions Law, the Central Bank must be notified of any decision adopted by a financial institution’s legal or corporate authorities concerning its dissolution. The Central Bank, in turn, must then notify such decision to a competent court, which would then determine who will liquidate the entity: the corporate authorities or an independent liquidator appointed for the purpose. The court’s decision will be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.

Pursuant to the FIL, the Central Bank no longer acts as liquidator of financial institutions. However, if a restructuring plan has failed or is not deemed feasible, or violations of local laws and regulations have been incurred, or significant changes have occurred in the institution’s condition since the original authorization was granted, then the Central Bank may revoke a bank’s license to operate as a financial institution. In this event, the law allows for judicial or extrajudicial liquidation. During the liquidation process and once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy or a petition in bankruptcy may be filed by any creditor of the bank after a period of 60 calendar days has elapsed since the license was revoked.

Money laundering

The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

On April 13, 2000, the Argentine congress passed Law No. 25,246, which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Argentine criminal code, created the so-called Financial Information Unit, establishing an administrative criminal system.

Money laundering is defined as a crime under the criminal code, which states that a crime will be committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, stemming from a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps.50,000 whether such amount results from one or more transactions.

The main purpose of Law 25,246 is to prevent money laundering. In line with internationally accepted practice, it does not attribute responsibility for controlling these criminal transactions only to government agencies, but also assigns certain duties to diverse private sector entities such as banks, stockbrokers, brokerage houses and insurance companies. These duties consist basically in information capturing functions. The Central Bank regulation requires banks to take certain minimum precautions to prevent money laundering.

Each institution must appoint a senior management officer as the person responsible for money laundering prevention in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority. In addition, this officer, or other person reporting to the general manager, the board of directors, or equivalent authority, will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations.

In addition, financial institutions are required to report to the Superintendency any transaction that looks suspicious or unusual, or lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly. In July 2001, the Central Bank released a list of “non cooperative” jurisdictions so that financial institutions would pay special attention to transactions to and from those areas. Those jurisdictions are Myanmar, Nauru and Nigeria.

We comply with all applicable money laundering regulations as provided for by the Central Bank and the Financial Information Unit; in particular with Resolution N° 2 of the Financial Information Unit, dated October 25, 2002, which regulates Section 21 paragraphs a) and b) of Law 25,246 that provides for the gathering of information regarding suspicious operations and its report to the authorities.

Merger, consolidation and transfer of goodwill

Merger, consolidation and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity must submit a financial-economic structure profile supporting the project in order to obtain authorization from the Central Bank.

Financial System Restructuring Unit

The Financial System Restructuring Unit was created to oversee the implementation of a strategic approach for those banks benefiting from assistance provided by the Central Bank. This unit is in charge of rescheduling maturities, determining restructuring strategies and action plans, approving transformation plans, and accelerating repayment of the facilities granted by the Central Bank.

C. Organizational Structure

Subsidiaries

We have six subsidiaries (i) Nuevo Banco Suquía, our retail and commercial banking subsidiary in the central provinces of Argentina; (ii) Sud Bank & Trust, our subsidiary in the Bahamas through which we provide primarily private banking services; (iii) Macro Securities S.A. Sociedad de Bolsa, which is a member of the Buenos Aires Stock Exchange, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Sud Inversiones & Análisis S.A. (SIASA), our subsidiary that acts as trustee and provides financial advisory and analysis services; (v) Sud Valores S.G.F.C.I. S.A. our asset management subsidiary; and (vi) Macro Valores S.A., which we plan to liquidate.

The following simplified chart details our organizational structure as of December 31, 2005. Percentages indicate our ownership and voting interest in each subsidiary. All of the companies shown in the chart are incorporated in Argentina, except for Sud Bank & Trust Limited, which is incorporated in the Bahamas and Sud Asesores S.A. and Sud Asesores S.A.F.I., which are incorporated in Uruguay.

The main characteristics of our subsidiaries other than Nuevo Banco Suquía are as follows:

Sud Bank & Trust was incorporated in 1981 under the laws of the Commonwealth of the Bahamas and is licensed under the Banks and Trust Companies Regulation Act 1965, as amended, to carry on banking and trust business in the Bahamas on December 21, 1990. The address of its registered office is Norfolk House, Frederick Street, Ground Floor, Nassau, Bahamas. The principal activities of Sud Bank & Trust consist in providing general banking services.

Macro Securities Sociedad de Bolsa was incorporated as a sociedad anónima under the laws of Argentina on March 30, 1992 and registered with the Superintendency of Legal Entities on August 4, 1992. Macro Securities provides market research activities, securities trading and custodial services. Macro Securities acts as a brokerage firm with a seat on the Buenos Aires Stock Exchange.

SIASA was incorporated as a sociedad anónima under the laws of Argentina on March 27, 1981 and registered with the Superintendency of Legal Entities on May 13, 1981 and was authorized to act as financial trustee on July 29, 2004. The principal activities of SIASA consist on providing investment analysis and corporate investment services to us as well as acting as a trust agent in certain transactions.

Sud Valores FCI was incorporated as a sociedad anónima under the laws of Argentina on July 29, 1992 and registered with the Superintendency of Legal Entities on August 24, 1992. The principal activities of Sud Valores FCI consist of acting as an asset management company.

D. Property, plants and equipment

Property

We own 17,109 square meters of office space at Sarmiento 447 and 731-735, in Buenos Aires, Argentina, the headquarters for our management, accounting, administrative and investor relations personnel. As of December 31, 2005 our branch network consisted of 254 branches in Argentina, 110 of which are leased by us and the remainder of which are owned by us. Additionally, as of May 31, 2006 our branch network consisted of 281 branches in Argentina (excluding the 158 branches and the headquarters to be incorporated in the pending acquisition of Banco Bisel S.A.).

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as item 5-”Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 34 to the Consolidated Financial Statements as of December 31, 2005 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2003, 2004 and 2005.

	Fiscal Years Ended December 31,

	2003(1)			2004(2)			2005

	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate

	(In thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	1,068,617	271,072	25.37%	1,656,910	193,247	11.66%	2,554,126	204,538	8.01%
Dollars	232,952	6,955	2.99%	161,791	(3,833)	(2.37)%	143,283	(11,203)	(7.82)%

Total	1,301,569	278,027	21.36%	1,818,701	189,414	10.41%	2,697,409	193,335	7.17%

Loans
Private Sector
Pesos	484,494	77,030	15.90%	1,045,151	115,465	11.05%	1,990,060	285,439	14.34%
Dollars	121,346	9,854	8.12%	227,031	11,238	4.95%	468,063	21,889	4.68%
Euros	2	—	—	116	—	—	—	—	—

Total	605,842	86,884	14.34%	1,272,298	126,703	9.96%	2,458,123	307,328	12.50%

Public Sector
Pesos	468,494	18,110	3.87%	381,186	34,713	9.11%	714,207	102,217	14.31%

Total	468,494	18,110	3.87%	381,186	34,713	9.11%	714,207	102,217	14.31%

Deposits with the Central Bank
Pesos	215,873	1,018	0.47%	78,588	3,711	4.72%	513,602	3,318	0.65%
Dollars	105,460	1,050	1.00%	2,569	25	0.97%	300,533	4,523	1.50%

Total	321,333	2,068	0.64%	81,157	3,736	4.60%	814,135	7,841	0.96%

Other assets
Pesos	706,661	32,496	4.60%	415,575	25,062	6.03%	975,249	80,724	8.28%
Dollars	286,757	99	0.03%	420,641	1,484	0.35%	705,907	13,622	1.93%

Total	993,418	32,595	3.28%	836,216	26,546	3.17%	1,681,156	94,346	5.61%

Total interest-earning assets
Pesos	2,944,139	399,726	13.58%	3,577,410	372,198	10.40%	6,747,244	676,236	10.02%
Dollars	746,515	17,958	2.41%	812,032	8,914	1.10%	1,617,786	28,831	1.78%
Euros	2	—	—	116	—	—	—	—	—

Total	3,690,656	417,684	11.32%	4,389,558	381,112	8.68%	8,365,030	705,067	8.43%

Non interest-earning assets
Cash and due from banks
Pesos	85,787	—	—	376,922	—	—	234,109	—	—
Dollars	130,656	—	—	438,169	—	—	295,552	—	—
Other	1,907	—	—	2,343	—	—	7,536	—	—
Total	218,350	—	—	817,434	—	—	537,197	—	—

Investments in other companies
Pesos	10,785	—	—	12,734	—	—	58	—	—
Dollars	327	—	—	270	—	—	636	—	—

Total	11,112	—	—	13,004	—	—	694	—	—

Property and equipment and miscellaneous and intangible assets and items pending collection
Pesos	347,071	—	—	375,330	—	—	435,210	—	—
Dollars	7,903	—	—	—	—	—	—	—	—

Total	354,974	—	—	375,330	—	—	435,210	—	—

Allowance for loan losses
Pesos	(219,363)	—	—	(150,212)	—	—	(196,888)	—	—
Dollars	(4,606)	—	—	(13,727)	—	—	(43,587)	—	—

Total	(223,969)	—	—	(163,939)	—	—	(240,475)	—	—

Other assets
Pesos	185,457	—	—	149,855	—	—	220,942	—	—
Dollars	120,202	—	—	123,785	—	—	38,727	—	—
Other	10	—	—	515	—	—	76	—	—

Total	305,669	—	—	274,155	—	—	259,745	—	—

Total non interest- earning assets
Pesos	409,737	—	—	764,629	—	—	693,431	—	—
Dollars	254,483	—	—	548,497	—	—	291,328	—	—
Other	1,916	—	—	2,858	—	—	7,612	—	—
Total	666,136	—	—	1,315,984	—	—	992,371	—	—

TOTAL ASSETS
Pesos	3,353,876	—	—	4,342,039	—	—	7,440,675	—	—
Dollars	1,000,998	—	—	1,360,529	—	—	1,909,114	—	—
Other	1,918	—	—	2,974	—	—	7,612	—	—
Total	4,356,792	—	—	5,705,542	—	—	9,357,401	—	—

	Fiscal Years Ended December 31,

	2003(1)			2004(2)			2005

	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate

	(In thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	158,292	3,244	2.05%	267,988	3,157	1.18%	635,072	4,144	0.65%
Dollars	20,312	24	0.12%	30,577	4	0.01%	85,130	159	0.19%

Total	178,604	3,268	1.83%	298,565	3,161	1.06%	720,202	4,303	0.60%

Certificates of Deposits
Pesos	996,643	102,863	10.32%	1,359,659	55,001	4.05%	2,652,277	198,917	7.50%
Dollars	366,153	9,789	2.67%	569,183	8,149	1.43%	828,236	14,685	1.77%

Total	1,362,796	112,652	8.27%	1,928,842	63,150	3.27%	3,480,513	213,602	6.14%

Borrowing from the Central Bank
Pesos	427	13	3.04%	9,844	897	9.11%	491,462	16,588	3.38%
Dollars							14,772	294	1.99%

Total	427	13	3.04%	9,844	897	9.11%	506,234	16,882	3.33%

Borrowings from other financial institutions
Pesos	30,126	25,570	84.88%	42,298	2,585	6.11%	53,566	5,831	10.89%
Dollars	97,813	108	0.11%	61,178	1,938	3.17%	189,293	11,558	6.11%

Total	127,939	25,678	20.07%	103,476	4,523	4.37%	242,859	17,389	7.16%

Liabilities for future acquisitions of bonds
Pesos	226,869	9,452	4.17%	215,050	14,310	6.65%	15,920	1,962	12.32%

Total	226,869	9,452	4.17%	215,050	14,310	6.65%	15,920	1,962	12.32%

Other liabilities
Pesos	305,729	9,096	2.98%	379,519	5,277	1.39%	495,792	4,648	0.94%
Dollars	30,215	5,027	16.64%	175,468	10,532	6.00%	376,472	8,680	2.31%
Euros	16	1	6.67%	—	—	—	—	—	—

Total	335,960	14,124	4.20%	554,987	15,809	2.85%	872,264	13,328	1.53%

Total Interest-bearing liabilities
Pesos	1,718,086	150,238	8.74%	2,274,358	81,227	3.57%	4,344,089	232,090	5.34%
Dollars	514,493	14,948	2.91%	836,406	20,623	2.47%	1,493,903	35,376	2.37%
Euros	16	1	6.67%	—	—	—	—	—	—

Total	2,232,595	165,187	7.40%	3,110,764	101,850	3.27%	5,837,992	267,466	4,58%

Non interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	317,547			765,741	—	—	1,691,837	—	—
Dollars	150	—	—	1,192	—	—	45,955	—	—

Total	317,697	—	—	766,933	—	—	1,737,792	—	—

Other liabilities
Pesos	749,856	—	—	564,262	—	—	341,890	—	—
Dollars	107,596	—	—	83,189	—	—	102,240	—	—
Other	25	—	—	783	—	—	4,269	—	—

Total	857,477	—	—	648,234	—	—	448,399	—	—

Minority interest
Pesos	—	—	—	—	—	—	55	—	—
Total	—	—	—	—	—	—	55	—	—

Stockholders equity
Pesos	949,023	—	—	1,179,611	—	—	1,333,163	—	—

Total	949,023	—	—	1,179,611	—	—	1,333,163	—	—

Total non-interest- bearing liabilities and stockholders equity
Pesos	2,016,426	—	—	2,509,614	—	—	3,366,945	—	—
Dollars	107,746	—	—	84,381	—	—	148,195	—	—
Other	25	—	—	783	—	—	4,269	—	—

Total	2,124,197	—	—	2,594,778	—	—	3,519,409	—	—

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	3,734,512	—	—	4,783,972	—	—	7,711,034	—	—
Dollars	622,239	—	—	920,787	—	—	1,642,098	—	—
Other	41	—	—	783	—	—	4,269	—	—
Total	4,356,792	—	—	5,705,542	—	—	9,357,401	—	—

(1)	In constant pesos as of February 28, 2003.
(2)	Nuevo Banco Suquía consolidated with Banco Macro Bansud from December 22, 2004.
(3)	Includes instruments issued by the Central Bank.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002; for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003; and for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004.

	December 2003/December 2002 Increase (Decrease) Due to Changes in			December 2004/December 2003 Increase (Decrease) Due to Changes in			December 2005/December 2004 Increase (Decrease) Due to Changes in

	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	198,505	(103,033)	95,472	68,613	(146,438)	(77,825)	71,850	(60,559)	11,291
Dollars	174	40,965	41,139	1,686	(12,474)	(10,788)	1,447	(8,817)	(7,370)

Total	198,679	(62,068)	136,611	70,299	(158,912)	(88,613)	73,297	(69,376)	3,921

Loans
Private sector
Pesos	(6,788)	(148,630)	(155,418)	61,940	(23,505)	38,435	135,531	34,443	169,974
Dollars	(12,364)	5,616	(7,348)	5,231	(3,847)	1,384	11,272	(621)	10,651

Total	(19,152)	(143,614)	(162,766)	67,171	(27,352)	39,819	146,803	33,822	180,625

Public sector
Pesos	(1,735)	(131,468)	(133,203)	(7,951)	24,554	16,603	47,662	19,842	67,504
Dollars	—	—	—	—	—	—

Total	(1,735)	(131,468)	(133,203)	(7,951)	24,554	16,603	47,662	19,842	67,504

Deposits with the Central Bank
Pesos	439	(1,619)	(1,180)	(6,483)	9,176	2,693	2,810	(3,203)	(393)
Dollars	814	(1,057)	(243)	(1,001)	(24)	(1,025)	4,485	13	4,498

Total	1,253	(2,676)	(1,423)	(7,484)	9,152	1,668	7,295	(3,190)	4,105

Other assets
Pesos	(4,071)	(187,695)	(191,766)	(17,554)	10,120	(7,434)	46,326	9,336	55,662
Dollars	(71)	(11,450)	(11,521)	472	913	1,385	5,505	6,633	12,138

Total	(4,142)	(199,145)	(203,287)	(17,082)	11,033	(6,049)	51,831	15,969	67,800

Total interest-earning assets
Pesos	186,350	(572,445)	(386,095)	98,565	(126,093)	(27,528)	304,179	(141)	304,038
Dollars	(11,447)	33,474	22,027	6,388	(15,432)	(9,044)	22,709	(2,792)	19,917

Total	174,903	(538,971)	(364,068)	104,953	(141,525)	(36,572)	326,888	(2,933)	323,955

	December 2003/December 2002 Increase (Decrease) Due to Changes in			December 2004/December 2003 Increase (Decrease) Due to Changes in			December 2005/December 2004 Increase (Decrease) Due to Changes in

	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

				(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	(669)	(1,383)	(2,052)	1,292	(1,379)	(87)	2,395	(1,408)	987
Dollars	(54)	(839)	(893)	1	(21)	(20)	102	53	155

Total	(723)	(2,222)	(2,945)	1,293	(1,400)	(107)	2,497	(1,355)	1,142

Certificates of deposits
Pesos	66,528	(228,101)	(161,573)	14,652	(62,514)	(47,862)	96,945	46,971	143,916
Dollars	5,137	(6,684)	(1,547)	2,857	(4,497)	(1,640)	4,593	1,943	6,536

Total	71,665	(234,785)	(163,120)	17,509	(67,011)	(49,502)	101,538	48,914	150,452

Borrowings from the Central Bank
Pesos	(11)	(254)	(265)	858	26	884	16,256	(565)	15,691

Dollars							294	—	294
Total	(11)	(254)	(265)	858	26	884	16,550	(565)	15,985

Borrowings from other financial institutions
Pesos	(1,529)	24,718	23,189	744	(23,729)	(22,985)	1,227	2,019	3,246
Dollars	(81)	(5,135)	(5,216)	(1,161)	2,991	1,830	7,822	1,797	9,619

Total	(1,610)	19,583	17,973	(417)	(20,738)	(21,155)	9,049	3,816	12,865

Liabilities for future acquisitions of bonds
Pesos	4,509	(90,929)	(86,420)	(786)	5,644	4,858	(24,541)	12,193	(12,348)

Total	4,509	(90,929)	(86,420)	(786)	5,644	4,858	(24,541)	12,193	(12,348)

Other liabilities
Pesos	2,462	(85,269)	(82,807)	1,026	(4,845)	(3,819)	1,090	(1,719)	(629)
Euros	1	—	1	—	(1)	(1)
Dollars	(9,536)	(257)	(9,793)	8,718	(3,213)	5,505	4,634	(6,486)	(1,852)

Total	(7,073)	(85,526)	(92,599)	9,744	(8,059)	1,685	5,724	(8,205)	(2,481)

Total interest-bearing liabilities
Pesos	71,290	(381,218)	(309,928)	17,786	(86,797)	(69,011)	93,372	57,491	150,863
Euros	1	—	1	—	(1)	(1)
Dollars	(4,534)	(12,915)	(17,449)	10,415	(4,740)	5,675	17,445	(2,693)	14,752

Total	66,757	(394,133)	(327,376)	28,201	(91,538)	(63,337)	110,817	54,798	165,615

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Year Ended December 31,

	2003(1)	2004		2005

	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	2,944,139	3,577,410		6,747,244
Dollars	746,515	812,032		1,617,786
Euros	2	116		0

Total	3,690,656	4,389,558		8,365,030

Net interest income(2)
Pesos	249,488	290,971		444,146
Dollars	3,010	(11,709)		(6,545)
Euros	(1)	—

Total	252,497	279,262		437,601

Net interest margin(3)
Pesos	8.47%	8.13%		6.58%
Dollars	0.40%	(1.44)%		(0.40)
Euros	(50.00)%	—

Weighted average rate	6.84%	6.36%		5.23%

Yield spread, nominal basis(4)
Pesos	4.83%	6.83%		4.68%
Dollars	(0.50)%	(1.37	) %	(0.59)%
Euros	(6.67)%	—

Weighted average rate	3.92%	5.41%		3.85%

(1)	In constant pesos as of February 28, 2003.
(2)	Defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.
(3)	Net interest income stated as a percentage of average interest-earning assets.
(4)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2003, 2004 and 2005. Securities are stated before deduction of allowances.

	Fiscal Years ended December 31,

	2003	2004	2005

	(in thousands of pesos)
Government Securities
In Pesos:
Holdings in Investment Accounts
Federal Government Bonds, maturity 2007 – Compensation (BODEN)	—	—	10,705

Subtotal Holdings in Investment Accounts	—	—	10,705

Holdings for Trading or Intermediation
Province of Salta Consolidation Bonds in Pesos	13,261	17	88
Social Security Consolidation Bonds payables in Pesos	6,407	11,557	9,110
Federal Government Bonds (maturity 2007, 2008 and 2014) (BODEN)	98,218	1,277	644
Consolidation Bonds in Pesos	4,020	5,649	2,906
Secured Bonds Decree 1,579/02	3,348	18,351	22,391
Discount Bonds in Pesos	—	—	13,378
Tax Credit Certificates Decree 2217/02	2,003	—	—
Argentine Republic External Bills	2,089	—	—
Other	1,471	852	1,981

Subtotal Holdings for Trading or Intermediation	130,817	37,703	50,498

Unlisted Government Securities
Secured Bonds Decree 1,579/02 (2)	685,314	819,498	197,771
Tax Credit Certificates under Decree 2,217/02AM, maturity 04/09/2002	3,077	11,441	—
Argentine Republic External Bills coupons	—	2,089	—
Bonds issued by the Municipality of Bahía Blanca at 13.75%	3,636	2,257	505
Federal Govermment Bonds in Pesos at 9%, maturity 2002 (1)	4,312	—	—
Other	636	301	794

Subtotal Unlisted Government Securities	696,975	835,586	199,070

Instruments Issued by B.C.R.A.
Listed Central Bank External bills and notes (Lebacs/Nobacs)	—	835,230	2,165,609
Unlisted Central Bank External bills and notes (Lebacs/Nobacs)	1,097,022	262,350	297,493

Subtotal Instruments Issued by B.C.R.A.	1,097,022	1,097,580	2,463,102

Total Government Securities in pesos	1,924,814	1,970,869	2,723,375

In Foreign Currency:
Holdings in Investment Accounts
Federal Government Bonds in U.S. dollars at LIBOR, maturity 2012 – Compensation (BODEN)	143,976	53,856	94,711

Subtotal Holdings in Investment Accounts	143,976	53,856	94,711

Holding for Trading or Intermediation
Federal Government Bonds – (maturity 2005, 2006, 2012 and 2013) (BODEN)	64,756	47,415	109,658
Treasury Bills	—	—	4,543
Argentine Republic External Bonds (BONEX)	162	1,271	—
Consolidation Bonds	—	1,298	—
Argentine Republic External Bills (LETRAS EXTERNAS)	5,312	—	—
Other	2,384	1,253	87

Subtotal Holding for Trading or Intermediation	72,614	51,237	114,288

Unlisted Government Securities
Argentine Republic External Bills Cupons	—	3,597	—

Subtotal Unlisted Government Securities	—	3,597	—

Total Government Securities in foreign currency	216,590	108,690	208,999

Total Government Securities	2,141,404	2,079,559	2,932,374
Investments in Listed Private Securities
Shares	8,285	3,951	8,071
Corporate Bonds	—	14,872	24,016
Debt Securities in Financial Trusts	—	10,069	3,448
Certificates of Participation in Financial Trusts	9,214	757	19,005
Mutual Funds	—	—	5,362

Total Private Securities	17,499	29,649	59,902

Total Government and Private Securities	2,158,903	2,109,208	2,992,276

Investments in Unlisted Private Securities
Corporate Bonds—Unlisted	445	928	927
Debt Securities in Financial Trusts—Unlisted		33,106	124,700
Certificates of Participation in Financial Trusts—Unlisted	277,555	88,907	193,062

Total Investments in Unlisted Private Securities	278,000	122,941	318,689
Total	2,436,903	2,232,149	3,310,965

(1)	Related to goverment securities originally denominated in US dollars and switched into pesos under Federal Executive Decree No. 471/02.
(2)	These securities were disclosed as “Unlisted government securities” although they are listed, because they are valued under Central Bank Communiqué “A” 3911 as supplemented.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2005 in accordance with issuance terms (before allowances). We assume that those securities in default will expire after the coming ten years.

	Maturing

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total

	Book value (in thousands of pesos )
Government Securities
In Pesos:
Holdings in Investment Accounts
Federal Government Bonds, maturity 2007 – Compensation	7,137	3,568	—	—	10,705
Holdings for Trading or Intermediation
Consolidation Bonds of Social Security payables in Pesos	1,872	6,724	514	—	9,110
Federal Government Bonds (maturity 2007, 2008 and 2014)	250	133	261	—	644
Consolidation Bonds in Pesos	289	1,249	1,367	1	2,906
Secured Bonds Decree 1,579/02	1,119	4,945	10,347	5,980	22,391
Discount Bonds in Pesos	—	—	—	13,378	13,378
Other	112	407	753	797	2,069
Unlisted Government Securities
Secured Bonds Decree 1,579/02	9,947	43,661	91,358	52,805	197,771
Bonds issued by the Municipality of Bahía Blanca	505	—	—	—	505
Other	450	149	138	57	794
Instruments Issued by B.C.R.A.
Listed B.C.R.A. External Bills (1)	1,315,183	28,075	—	—	1,343,258
Listed B.C.R.A. External Notes (1)	212,083	610,268			822,351
Unlisted B.C.R.A. External Bills (1)	296,323	1,170	—	—	297,493

Total Government securities in pesos	1,845,270	700,349	104,738	73,018	2,723,375

In Foreign Currency:
Holdings in Investment Accounts
Federal Government Bonds in U.S. dollars at LIBOR, maturity 2012 – Compensation	13,530	54,121	27,060	—	94,711
Holdings for Trading or Intermediation
Federal Government Bonds – (maturity 2005, 2006, 2012 and 2013)	29,579	53,316	26,763	—	109,658
Treasury Bills	—	4,543	—	—	4,543
Other	—	—	—	87	87

Total Government securities in foreign currency	43,109	111,980	53,823	87	208,999

Total Government securities	1,888,379	812,329	158,561	73,105	2,932,374
Shares	8,071	—	—	—	8,071
Corporate bonds	22,601	1,300	115	—	24,016
Debt Securities in Financial Trusts	2,416	1,032	—	—	3,448
Certificates of Participation in Financial Trusts	19,005	—	—	—	19,005
Mutual Funds	5,362	—	—	—	5,362
Corporate Bonds—Unlisted	115	558	254	—	927
Debt Securities in Financial Trusts—Unlisted	109,913	13,368	1,419	—	124,700
Certificates of Participation in Financial Trusts—Unlisted	2,826	—	—	190,236	193,062
Total Private securities	170,309	16,258	1,788	190,236	378,591

Total	2,058,688	828,587	160,349	263,341	3,310,965

(1)

As of December 31, 2005, “Instruments Issued by B.C.R.A.” includes Ps. 991,370 to fall due in 30 days, Ps. 259,504 to fall due in 60 days, Ps. 354,135 to fall due in 90 days, Ps.218,580 to fall due from 181 to 365 days and Ps. 639,513 more than 365 days.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2003, 2004 and 2005.

	Year Ended December 31,

	2003 (1)	2004	2005

	(in thousands of pesos)
To the non-financial government sector	365,549	809,577	645,342
To the financial sector(2)	17,835	81,812	80,511
To the non-financial private sector and residents abroad
Overdrafts(3)	196,300	513,390	432,772
Documents (4)	148,745	429,654	433,748
Mortgages loans	49,853	231,603	298,060
Pledged loans (5)	25,500	180,831	230,321
Consumer loans(6)	168,357	360,670	718,261
Other loans	120,041	412,079	779,237
Less: Interest documented	(6,069)	(6,759)	(10,411)
Less: Unapplied collections	—	—	(6,050)
Plus: Interest, adjustments and listed price differences accrued pending collection	20,892	87,528	72,861
Less: Allowance for loan losses	(56,279)	(225,340)	(247,532)

Total loans	1,050,724	2,875,045	3,427,120

(1)	In constant pesos as of February 28, 2003.
(2)	Includes loans to financial institutions.
(3)	Overdrafts include overdraft lines of credit resulting from checking accounts.
(4)

Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the financial sector. The difference between the face value of the bill and the amount effectively disbursed will be credited to “Loans—In Argentine pesos—Argentine residents—Financial sector— Principals—(Unearned discount).”

(5)	Includes the principal amounts actually lent of automobile and other collateral loans granted, for which the obligor is part of the non-financial private sector.
(6)	Consumer loans include credit card loans and personal loans. Overdrafts to individuals are included under “Overdrafts.”

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2005 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing

	Amount as of December 31, 2005	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years

	(in thousands of pesos, except percentages)
To the non-financial government sector	645,342	49,935	115,030	480,377
To the financial sector (1)	80,511	80,298	213	—
To the non-financial private sector and residents abroad
Overdrafts (2)	435,237	434,691	243	303
Documents (3)	431,663	419,954	9,914	1,795
Mortgages loans	326,004	96,301	175,662	54,041
Pledged Loans(4)	236,070	107,515	128,385	170
Consumer loans(5)	721,560	480,741	240,546	273
Other loans	798,265	453,830	284,598	59,837
Total loans	3,674,652	2,123,265	954,591	596,796

Percentage of total loan portfolio	100.00	57.78	25.98	16.24

(1)	Includes loans to financial institutions.
(2)	Overdrafts include overdraft lines of credit resulting from checking accounts.
(3)

Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the financial sector. The difference between the face value of the bill and the amount effectively disbursed will be credited to “Loans—In Argentine pesos—Argentine residents—Financial sector— Principals—(Unearned discount).”

(4)	Includes the principal amounts actually lent of automobile and personal loans granted, for which the obligor is part of the non-financial private sector.
(5)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Year Ended December 31,

	2003(1)%		2004	%	2005	%

	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal compliance/in normal situations	999,691	90.31%	2,870,768	92.59%	3,442,625	93.69%
Inadequate compliance/subject to special monitoring—under observation— in negotiation or subject to refinancing agreements	8,695	0.78%	27,967	0.90%	35,891	0.98%
Deficient compliance/nonperforming	27,385	2.47%	38,401	1.24%	26,711	0.73%
Unlikely to be collected/with high risk of uncollectibility	39,150	3.54%	38,698	1.25%	33,979	0.92%
Uncollectible	28,920	2.61%	120,619	3.89%	126,189	3.43%
Uncollectible, classified as such under regulatory requirements	3,162	0.29%	3,932	0.13%	9,257	0.25%

Total loans	1,107,003	100%	3,100,385	100%	3,674,652	100%

(1)	In constant pesos as of February 28, 2003.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005.

	Year Ended December 31,

	2001(1)	2002(1)	2003(1)	2004	2005

	(in thousands of pesos, except percentages)
Balance at the beginning of the year	55,689	40,312	116,125	56,279	225,340
Provisions for loan losses	21,363	116,756(4)	35,504	201,253(5)	142,045(6)
Write offs and reversals	(36,740)	(40,943)	(95,350)	(32,192)	(119,853)
Overdrafts	(1,354)	(1,470)	(24,709)	(4,374)	(4,777)
Personal loans	(1,629)	(844)	(3,765)	(3,181)	(1,657)
Credit Cards	(298)	(455)	(7,436)	(865)	(993)
Mortgage loans	(174)	(732)	(4,331)	(1,252)	(41,518)
Pledge loans	(1,516)	(2,056)	(8,298)	(7,185)	(26,758)
Documents	(481)	(1,729)	(5,020)	(8,696)	(25,469)
Other	(31,288)	(33,657)	(41,791)	(6,639)	(18,681)
Balance at the end of year	40,312	116,125	56,279	225,340	247,532

Charge-off/average loans(2)	2.78%	8.97%	3.26%	2.22%	2.22%
Net charge-off/average loans(3)	2.45%	4.56%	(4.58)%	1.29%	(0.78)%

(1)	In constant pesos as of February 28, 2003.
(2)	Defined as charge-offs plus direct charge-offs.
(3)	Defined as charge-offs plus direct charge-offs minus bad debts recovered.
(4)	Includes Ps. 52,796 thousand of Banco Bansud.
(5)	Includes Ps. 143,495 thousand of Nuevo Banco Suquía.
(6)	Includes Ps. 74,775 thousand for the incorporation of Banco Empresario de Tucumán.

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2003, 2004 and 2005.

	2003		2004		2005

	(in thousands of pesos, except percentages)
Overdrafts	9,738	18%	17,383	8%	39,074	15%
Documents	17,499	31%	56,448	25%	62,508	25%
Mortgage loans	7,104	13%	55,201	25%	43,747	18%
Pledged loans	10,525	19%	32,598	14%	9,337	4%
Personal loans	1,778	3%	7,414	3%	13,736	6%
Credit cards	1,626	3%	2,885	1%	6,783	3%
Other	8,009	13%	53,411	24%	72,347	29%

TOTAL	56,279	100%	225,340	100%	247,532	100%

Loans by economic activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2003, 2004 and 2005.

	Year Ended December 31,

	2003		2004		2005

	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

	(in thousands of pesos, except percentages)
Agriculture, cattle raising, hunting and forestry	0	0.00%	71,670	2.31%	99,354	2.70%
Animals keeping, cattle services (except veterinary and trading)	18,687	1.69%	69,467	2.24%	67,273	1.83%
Construction	16,685	1.51%	92,413	2.98%	220,663	6.01%
Crops, agricultural services and trading	85,218	7.70%	114,184	3.68%	270,960	7.37%
Elaboration and trading of chemical substances and products	6,742	0.61%	32,503	1.05%	39,604	1.08%
Elaboration and trading of foodstuff and beverages	71,591	6.47%	190,586	6.15%	235,114	6.40%
Electricity, gas, steam and hot water	2,845	0.26%	7,550	0.24%	14,631	0.40%
Extraction, exploitation and trading of petroleum’s related products	21,497	1.94%	56,098	1.81%	21,466	0.58%
Financial trading and other financial services	68,545	6.19%	326,924	10.54%	240,097	6.53%
Fishing, related services, elaboration and trading	33	0.00%	327	0.01%	1,099	0.03%
Given to persons not included in the other categories	177,681	16.05%	409,221	13.20%	678,891	18.47%
Hotels and restaurants	4,435	0.40%	11,772	0.38%	48,586	1.32%
Hunting and seizure of live animals, resettlement of hunting animals and related services, forestry, wood extraction and related services	13	0.00%	1,037	0.03%	1,686	0.05%
Manufacturing Industry	0	0.00%	0	0.00%	345	0.01%
Mass and retail trading, reparation of automotive vehicles, motorbikes, personal effects and domestic chattels	0	0.00%	0	0.00%	17	0.00%
Mass elaboration and production of machinery and equipment (all), electrical devices, radio equipment and devices, television and communications, medical, optical and pinpoint devices, watches	3,685	0.33%	60,773	1.96%	20,639	0.56%
Mass elaboration and production of automotive vehicles, trailers and semi-trailers and transportation	1,125	0.10%	24,915	0.80%	5,035	0.14%
Mass elaboration and production of textile products and dresses, finishing and staining of skins, leathering and finishing of leathers, elaboration of footwear and saddlery articles and their parts	24,438	2.21%	34,130	1.10%	50,161	1.37%
Mass trading and/or on commission or consignment except automotive vehicles and motorbikes trading	9,653	0.87%	60,007	1.94%	77,002	2.10%
Mines and quarries exploitation and selling and making of extracted products (except petroleum and gas)	1,516	0.14%	1,951	0.06%	1,333	0.04%
Selling and making of extracted products	829	0.07%	2,443	0.08%	3,102	0.08%
Other	68,036	6.15%	131,022	4.23%	172,268	4.69%
Other services	58,095	5.25%	87,357	2.82%	275,376	7.49%
Public administration, compulsory guard and social security	366,673	33.12%	825,962	26.65%	669,267	18.21%
Real estate, owners and leasing	13,996	1.26%	93,750	3.02%	57,698	1.57%
Retail trading except automotive vehicles, motorbikes, personal effects and domestic chattels trading	38,541	3.48%	203,282	6.56%	169,129	4.60%
Teaching, social and healthcare	1,433	0.13%	34,076	1.10%	47,846	1.30%
Trading, maintenance and reparation of automotive vehicles, motorbikes, personal effects and domestic chattels	2,219	0.20%	33,014	1.06%	35,022	0.95%
Transportation, storage and communications	40,158	3.63%	114,755	3.70%	141,039	3.84%
Water catchment, purifying and distribution	2,634	0.24%	9,196	0.30%	9,949	0.28%

Total	1,107,003	100.00%	3,100,385	100.00%	3,674,652	100.00%

Composition of deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2003, 2004, and 2005.

	Fiscal Year ended December 31,

	2003(1)	2004	2005

	(in thousands of pesos )
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits(2)
Average
Pesos	317,466	718,783	1,691,599
Dollars	—	809	45,936

Total	317,466	719,592	1,737,535

Saving Accounts
Average
Pesos	158,292	267,988	635,072
Dollars	20,312	30,577	85,130

Total	178,604	298,565	720,202

Certificates of Deposits
Average
Pesos	996,643	1,359,659	2,652,277
Dollars	318,150	421,292	609,708

Total	1,314,793	1,780,951	3,261,985

Deposits in Foreign Banking Offices
Non-interest-bearing Demand Deposits
Average
Pesos	81	46,958	238
Dollars	150	383	19

Total	231	47,341	257

Certificates of Deposits
Average
Dollars	48,003	147,891	218,528
Total	48,003	147,891	218,528

(1)	In constant pesos as of February 28, 2003.
(2	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2005

The following table sets forth information regarding the maturity of our deposits at December 31, 2005.

	Maturing

	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months

	(in thousands of pesos)
Checking	1,456,451	1,456,451	0	0	0
Savings	1,184,943	1,184,943	0	0	0
Time deposits	3,536,356	3,026,365	268,621	239,756	1,614
Investment accounts	30,322	23,867	6,065	390	0
Other	357,254	357,254	0	0	0

Total	6,565,326	6,048,880	274,686	240,146	1,614

Maturity of deposits at December 31, 2005 of outstanding time deposits

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2005.

	Maturing

	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months

	(in thousands of pesos)
Domestic offices	2,235,214	1,825,107	209,159	200,144	804
Foreign offices	142,898	129,984	12,209	705	0

Total	2,378,112	1,955,091	221,368	200,849	804

Short-term borrowings

Our short-term borrowings totalled approximately Ps.133,100,000, Ps.213,000,000, and Ps.205,600,000 for the years ended December 31, 2003, 2004 and 2005, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,

	2003(1)		2004		2005

	Amount	Annualized Rate	Amount	Annualized Rate	Amount	Annualized Rate

	(in thousands of pesos, except percentages)
Central Bank of the Argentine Republic(2):
Total amount outstanding at the end of the reported period	2,097	5.3%	85,676	6.0%	34,353	3.6%
Average during year(3)	2,323	5.4%	22,741	6.4%	35,495	3.5%
Maximum month-end balance	3,366		85,676		42,379
Banks and international organizations:
Total amount outstanding at the end of the reported period	53,374	4.8%	13,247	3.4%	158,544	5.6%
Average during year(3)	80,685	8.3%	46,534	3.1%	122,741	4.7%
Maximum month-end balance	96,890		66,634		160,235
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	24,960	1.6%	32,694	2.5%	3,480	3.0%
Average during year(3)	6,589	2.8%	9,863	2.7%	20,524	2.5%
Maximum month-end balance	32,704		32,694		35,908
Other(4)
Total amount outstanding at the end of the reported period	43,943	1.7%	73,597	2.0%	—	—
Average during year(3)	41,983	1.8%	59,168	1.8%	29,654	1.8%
Maximum month-end balance	43,943		73,597		60,300
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	8,758	7.8%	7,810	7.7%	9,299	7.2%
Average during year(3)	14,353	7.5%	8,126	7.8%	8,449	7.4%
Maximum month-end balance	26,301		8,461		9,299

(1)	In constant pesos as of February 28, 2003.
(2)	On February 2, 2005, Nuevo Banco Suquía made the early repayment of the remainder of such credit lines.
(3)	Average balances are calculated from quarterly-end balances.
(4)	Includes liability to the Central Bank to acquire BODEN 2012.

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,

	2003(1)	2004	2005

	(in thousands of pesos, except percentages)
Net (loss)/income	199,849	192,977	262,719
Average total assets	4,356,792	5,705,542	9,357,401
Average shareholders’ equity	949,023	1,179,611	1,333,163
Shareholders’ equity at the end of the fiscal year	1,125,219	1,257,302	1,489,574
Net income as a percentage of:
Average total assets	4.59%	3.38%	2.81%
Average shareholders’ equity	21.06%	16.36%	19.71%
Declared cash dividends(2)	—	60,894	30,447
Dividend payout ratio(2)	—	31.56%	11.59%
Average shareholders’ equity as a percentage of Average Total Assets	21.78%	20.67%	14.25%

(1)	In constant pesos as of February 28, 2003.
(2)

Declared cash dividends stated as percentage of net income. No cash dividend was declared for 2002 and 2001. In April 2002, the Central Bank suspended the payment of dividends. As of June 2, 2004, Communication A 4152 allows financial institutions to make distributions provided certain conditions are met.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary statement concerning forward-looking statements,” “Risk factors,” and the matters set forth in this annual report generally.

The following discussion is based on, and should be read in conjunction with, our consolidated financial statements and related notes contained elsewhere in this annual report, as well as “Selected Financial data” and the other financial information appearing elsewhere in this annual report.

Financial presentation

The audited financial statements as of December 31, 2005 and 2004 and for the three years ended December 31, 2005, included elsewhere in this annual report have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant respects from U.S. GAAP. See note 34 to the audited financial statements as of December 31, 2005 and 2004 and for the three years ended December 31, 2005. As a result of the economic crisis, Argentina experienced very high rates of inflation in 2002. During that year, inflation, as measured by the wholesale price index, reached approximately 118%. During 2003 and 2004, inflation levels returned to much lower levels. As a result, Central Bank Rules reinstated inflation accounting at the beginning of 2002 until February 28, 2003. Therefore, all the financial statement data in this annual report for periods prior to February 28, 2003 have been restated in constant pesos as of such date by applying the adjustment rate derived from the internal wholesale price index published by INDEC. We do not report our results by accounting segments.

Comparability

During the fiscal year ended December 31, 2002, there were many changes in Argentina’s economic and financial situation, which deteriorated markedly beginning in late 2001. The measures taken included restrictions on deposit withdrawals, the pesification of certain debts originally denominated in U.S. dollars, the issuance of compensation bonds to cover the financial system imbalance, and the devaluation of the Argentine peso. These measures had significant effects on our results of operations for the year ended December 31, 2002, which, despite the restatement of financial information in constant pesos, are not comparable with our results of operations for the years ended December 31, 2003, 2004 and 2005.

In addition, in December 2004, we acquired Nuevo Banco Suquía, which significantly enhanced the size and scope of our business. As a result of our acquisition of Nuevo Banco Suquía, our results of operations for the year ended December 31, 2005 differ significantly from our results of operations for the year ended December 31, 2004. Given the instability, and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated.

Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small- and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area, which we believe offer significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2005, we were ranked fourth in terms of assets and third in terms of equity among private-sector banks.

Our consolidated net income for 2004 was Ps.193.0 million, representing a return on average equity of 16.4% and a return on average assets of 3.4%. Our consolidated net income for the year ended December 31, 2005 was Ps.262.7 million, representing a return on average equity of 19.7% and a return on average assets of 2.8%.

In general, given the relatively low level of banking intermediation in Argentina currently, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We have savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small- and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing, and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and three provincial governments give us a large and stable customer deposit base.

We emerged from the Argentine economic crisis of 2001 and 2002 as a stronger and larger bank. In January 2002, in the midst of the crisis, Banco Macro S.A., our predecessor, acquired a controlling interest in Banco Bansud S.A. This acquisition tripled the size of our bank as measured by assets, and expanded our geographic presence from the northern provinces of Argentina to the southern provinces. In December 2004, during the recovery period of the Argentine economy, we completed the acquisition of Nuevo Banco Suquía S.A., the leading private bank in the central provinces of Argentina, thereby becoming the private sector bank with the country’s most extensive branch network. The Nuevo Banco Suquía transaction increased our assets by 41% and our number of branches by 67%. In November 2005, the Central Bank, in the context of the restructuring of Banco Empresario de Tucumán, transferred to us a portion of its assets and liabilities (including its seven branches and the headquarters). We also signed an agreement for the acquisition of Banco del Tucumán, which has 25 branches and the headquarters in Tucumán. These acquisitions will increase our assets by 10% and our branches by 14%. Beginning at the end of 2002 and during the recovery years, we also experienced organic growth as our business in the provinces of Argentina suffered lower levels of volatility than our principal competitors in the Buenos Aires metropolitan area.

Impact of the 2001-2002 economic crisis on us

The economic crisis and the Argentine government’s response to the economic crisis, described elsewhere in this annual report under the caption “The crisis and recovery in Argentina”, had dramatic effects on the business and financial results of Argentine banks, including us, as substantially all of our operations and customers are located in Argentina. As described below, the run on bank deposits, government measures to counteract the effects of the crisis (such as the corralito, corralón and asymmetric pesification), the devaluation of the peso, the high inflation environment that accompanied the crisis, the virtual suspension of banking activity and government compensation measures to offset the effects of asymmetric pesification, all had significant negative effects on our business and results of operations. However, as discussed in “—Our response to the crisis” we believe we have managed to address these challenges successfully. Moreover, as the Argentine economy continues to recover and the business environment stabilizes, we have emerged from the crisis as a larger and we believe stronger bank.

The run on bank deposits and restrictions on withdrawals

Beginning in the first quarter of 2001, in response to growing and widespread concern about the solvency of the Argentine banking system, private depositors began to withdraw funds. As a result, we experienced a decrease in the overall level of our deposits. In addition, depositors that kept their funds in the bank shifted their funds out of time deposits into demand deposit accounts in anticipation of a further deterioration in the Argentine banking system.

•	Corralito

The Argentine government’s initial response to the run on bank deposits, the corralito, limited the amount of cash that could be withdrawn from banks within specified time periods. However, this measure amplified public concern about the solvency of the banking system and contributed to a further decrease in deposit levels, as many depositors withdrew funds up to the permitted limit.

•	Corralón

Under the corralón, another government measure to address the run on bank deposits, the maturity for time deposits denominated in pesos and substantially all deposits denominated in U.S. dollars was mandatorily extended. In connection with the corralón, we were required to issue CEDROs to affected customers, representing the interest in the underlying, rescheduled deposits.

Below is a table that shows the impact of the crisis and recovery on our and the financial system’s deposit base. The information detailed below is based on unconsolidated information reported monthly to the Central Bank and has not been adjusted for intercompany eliminations or adjusted for inflation.

Phase 1. Bank run:	December 31, 2000 to November 30, 2001
Phase 2. Corralito:	November 30, 2001 to December 31, 2001
Phase 3. Corralón:	January 31, 2002 to April 30, 2002
Phase 4. Stabilization:	April 30, 2002 to April 30, 2003
Phase 5. Recovery:	April 30, 2003 to December 31, 2005

Change in total deposits	Phase 1: Bank Run(1)	Phase 2: Corralito	Phase 3: Corralón(2)	Phase 4: Stabilization	Phase 5: Recovery

	(in millions of pesos)
Banco Macro	(171)	8	(21)	295
Banco Bansud	(354)	(29)	(183)	337
Banco Macro and Banco Bansud	(525)	(21)	(204)	632	2,469
Financial system	(18,205)	(1,918)	(10,010)	7,646	55,359

(1)	We excluded the month of January 2002 because of the impact on nominal changes caused by the pesification of U.S. dollar-denominated deposits.
(2)

Banco Macro acquired Banco Bansud in January 2002; however, the information in the table above has not been consolidated for the corralón phase as we were just beginning to manage Banco Bansud during that period.

Asymmetric pesification and the Argentine government’s compensation measures

The asymmetric conversion of loans and deposits into pesos, the increase in banks’ non-performing loans and the decline in value of bank holdings of government debt, left much of the financial sector virtually insolvent. To help prevent widespread insolvencies, the Argentine government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine government issued two types of bonds to banks:

•	a bond denominated in pesos (BODEN 2007) to compensate for losses linked to asymmetric pesification; and

•

a bond denominated in dollars (BODEN 2012) that the Central Bank offered to affected banks at a discounted price of Ps.1.40 plus CER indexation to US$1.00, to compensate for the consequences of creating a mismatch between a bank’s dollar and peso position as a result of pesification. Banks could purchase the BODEN 2012 with either BODEN 2007 or by borrowing the applicable amount from the Central Bank.

Our cumulative compensation completely received from the Argentine government was as follows:

	BODEN 2007	BODEN 2012	Total Compensation

	(in millions of pesos)
Banco Macro	49.7	—	49.7
Banco Bansud	—	392	392
Nuevo Banco Suquía	209.3	142.6	351.9

Total	259.0	534.6	793.6

At December 31, 2005, we recorded on our balance sheet BODEN 2007 and BODEN 2012 for a total of Ps. 188 million, reflecting the current position of compensation bonds, including Ps. 11 million received from Banco Empresario de Tucumán, net of amounts that have been traded.

Amparos

The corralón, corralito and pesification led to numerous amparos by depositors seeking court orders to have their deposits returned (in U.S. dollars in the case of U.S. dollar-denominated deposits). Additionally, Central Bank Rules permit the losses related to amparos to be accounted for as an intangible asset and amortized over five years. We took affirmative steps to reduce our exposure to amparos by agreeing to exchange depositors’ CEDROs with time deposits plus BODEN 2012 and our guarantee on the BODEN 2012 in the event of a sovereign default. On December 31, 2005, we had approximately Ps.42.6 million in amparos. The table below demonstrates our success in negotiating with our depositors, which has allowed us to maintain a low ratio of amparos as a percentage of equity, compared to the financial system as a whole:

	Amparos/Equity

	As of December 31,

	2003	2004	2005

Banco Macro Bansud	4.0%	4.0%	3.0%
Financial system	29.8%	24.7%	19.0%

Source: Central Bank

Disappearance of market for private loans and increase in non-performing loans

Amid the inflationary fears, peso devaluation, GDP contraction, consumption collapse and rising unemployment accompanying the economic crisis, the level of private loans in the financial system dropped dramatically, loan origination virtually ceased for most of 2002 and the incidence of non-performing loans increased. The following table shows the evolution of net loan origination of Banco Macro, Banco Bansud and, as of 2002, Banco Macro Bansud, defined as the year over year variation in the twelve-month average of private sector loans:

	2000 (1)	2001 (1)	2002 (1)	2003 (1)	2004	2005

Net loan origination (in millions of pesos)	(944.3)	(1,322.3)	(867.9)	(58.6)	584.0	565.8

(1)	In constant pesos as of February 28, 2003.

In addition, holders of CEDROs issued by us in connection with the corralón could return the CEDROs to us to satisfy their loan payment obligations, which further contributed to lowering the level of private loans outstanding during the crisis. In our case, the impact was magnified by the writeoff of bad loans and by collections of outstanding loan amounts from borrowers. The following table shows the improving quality of our loan portfolio as compared to the financial system. The definition of non-performing lending in the table comes from the Central Bank and is not comparable to the non-performing loans definition in “Selected statistical information.”

	Year Ended December 31,

	2002	2003	2004	2005

Banco Macro Bansud
Allowances/lending(1)	11.9%	5.2%	8.8%	6.5%
Non-performing lending ratio(2)	15.4	9.0	8.0	5.0(3)
Financial System
Allowances/lending(1)	12.7%	13.0%	9.8%	5.6%
Non-performing lending ratio(2)	18.0	17.2	10.3	5.4

Source: Central Bank
(1)

Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided (included in Debtors Rating Standards) and memorandum accounts—loans classified as irrecoverable.

(2)

Non-performing lending includes all lending to borrowers classified as “3 — nonperforming/deficit compliance,” “4 — high risk of uncollectibility/unlikely to be collected,” “5 — uncollectible” and “6 — uncollectible,” under the Central Bank loan classification system.

(3)	This ratio calculated without the loan portfolio of the Banco Empresario de Tucumán (64% of non-performing lending) is 3.2%.

Devaluation and inflation

The economic crisis was accompanied by a sharp decrease in the value of the peso and severe inflation in 2002. The steep devaluation of the peso triggered private sector and government defaults on foreign currency-denominated indebtedness and also resulted in the pesification of foreign-currency denominated indebtedness governed by Argentine law at an exchange rate of one peso for each U.S. dollar. While the devaluation did not have a significant effect on our net income due to our low level of U.S. dollar-denominated liabilities, the introduction of asymmetric pesification as a measure to counter the effects of the devaluation did affect us.

Under Central Bank Rules, our results of operations for the year ended December 31, 2002 and for the two-month period ended February 28, 2003 were adjusted to account for the effects of inflation in Argentina during those periods. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements or the financial statements of Nuevo Banco Suquía under Central Bank Rules, as inflation returned to normalized levels during 2003 and 2004, as illustrated in the table below.

	December 31,

	2001	2002	2003	2004	2005

Wholesale price inflation	(5.30)%	117.96%	1.95%	7.87%	10.74%
Inflation rate adjustment to our financial statements	0.00	117.96	0.86	0.00	0.00
CER(1)	—	40.53	3.65	5.48	11.75

Source: INDEC
(1)	CER beginning on February 2, 2002.

As a result of pesification, certain of our assets and liabilities are adjusted primarily for CER. In particular, CEDROs, and pesified government debt are adjusted for CER. In addition, a portion of our pesified private sector loan portfolio is adjusted for CER.

Our response to the crisis

The effect of the crisis on the Argentine banking system presented challenges that we promptly took measures to address and created attractive opportunities that we acted upon. Despite the magnitude of the economic crisis and its impact on the banking sector, we managed to deal successfully with the turmoil and remained profitable. At the beginning of the crisis, we had high liquidity, which we maintained throughout the crisis. That high liquidity, combined with our loyal base of retail deposits, as well as deposits from provincial governments for whom we serve as financial agent, all a result of our response to the crisis and strategic vision for our business, helped us restore our deposit base faster than the financial system as a whole. We also were able to resume lending to the private sector before the rest of the financial system.

We believe that our strengths at the time and our response measures described below were important elements of our ability to withstand the effects of the crisis and helped to position us to benefit significantly from a recovery of the banking system. Furthermore, our comparatively strong financial condition during the economic crisis made it possible for us to become a leading nationwide bank by acquiring Banco Bansud and Nuevo Banco Suquía.

Commercial and balance sheet strategies

Throughout the economic crisis, we maintained a strong position with respect to excess capital, our portfolio and the level of our provisions. To counteract the effects of the run on deposits, one of our main priorities was to give depositors confidence that we would be able to absorb losses and fulfill our obligations to them.

Our practice of maintaining high liquidity levels throughout the business cycles helped us to withstand the economic crisis by serving two key purposes. First, we had funds available in the face of adverse systemic events. Second, we gave our depositors confidence that they would be able to have access to their deposits at any time, even during the depth of a crisis. Our emphasis on maintaining high liquidity helped us to emerge from the crisis without any assistance from the Central Bank. We also minimized excess cash deposited in the Central Bank, without harming our overall liquidity position. In this way, we maximized the return on our liquidity stock by keeping funds in more profitable assets, such as Central Bank-issued LEBACs and overdrafts to highly rated large corporations.

In light of the potential exposure to amparos, we proactively offered several alternatives to our depositors, exchanging CEDROs for a combination of time deposits and government bonds. This response proved to be very successful; the stock of CEDROs on our balance sheet, which corresponded to approximately 55% of our total deposits in March 2002 (as compared to 24% for the financial system), fell to 8% just one year later, well below the 19% average for the financial system at that time.

Loyal client base

We also benefited from a loyal client base, as evidenced in part by the quick recovery of our deposit base after the crisis, due to our long-standing relationships, primarily through our Plan Sueldo payroll services. As a result, our source of funding regained volume faster as compared to the banking sector as a whole, as shown in “—Impact of the 2001-2002 economic crisis on us—The run on bank deposits and restrictions on withdrawals.”

Acquisitions

The crisis had a severe adverse impact upon the market value of Argentine banks. Our high level of liquidity and solvency throughout the crisis provided us with the resources to capitalize upon attractive acquisition opportunities and to expand our reach within Argentina. The following table sets forth our assets, private sector loans, private sector deposits and branches before and after the acquisitions of Banco Bansud, Nuevo Banco Suquía and Banco Empresario de Tucumán:

	September 30, 2001		September 30, 2004		December 31, 2005

	Banco Macro (1)(2)	Banco Bansud (1)(2)	Banco Macro Bansud(2)	Nuevo Banco Suquía(2)	Banco Macro Bansud (including Nuevo Banco Suquía and Banco Empresario de Tucumán)

Assets	Ps.1,424.0	Ps.3,357.1	Ps.5,312.6	Ps.2,162.8	Ps.9,487.8
Private sector loans (Gross)	590.8	899.8	1,187.1	711.0	2,948.8
Private sector deposits	790.6	2,301.5	2,236.0	1,443.5	5,737.4
Branches	73	72	154	102	254 (3)

Source: Central Bank

(1)	In constant pesos as of February 28, 2003.
(2)	Last quarter prior to acquisition.
(3)

The number does not include the 25 branches and the headquarters of Banco del Tucumán S.A., the new branch in the province of La Rioja and the 158 branches and the headquarters included in the pending acquisition of Banco Bisel S.A.

Banco Bansud. In January 2002, we acquired a controlling interest in former Banco Bansud from Banco Nacional de Mexico S.A., or Banamex. As part of the transaction, Banamex made an irrevocable capital contribution to Banco Bansud of US$305 million (of which US$60 million was a cash capital contribution). In addition, before the sale, Banamex purchased for cash certain assets from Banco Bansud for US$151 million. We agreed to pay Banamex US$65 million, to be adjusted in accordance with the amount of collections on certain loans. In 2003, the total amount of the liability in respect of the purchase price was determined to be zero as a result of this adjustment mechanism and no cash payment was made to Banamex. In 2003, Banco Macro and Banco Bansud were merged. Financial statements prepared according to Central Bank Rules require the historical financial statements to be restated to treat the merger as being effective from the time that Banco Macro acquired a controlling interest in Banco Bansud.

Scotiabank Quilmes S.A. We also purchased the assets and liabilities, including 36 branches, of Scotiabank Quilmes S.A. in August 2002.

Nuevo Banco Suquía. Our strong liquidity and solvency also enabled us to acquire Nuevo Banco Suquía in a public auction in December 2004 at a fixed price of Ps.15 million plus a commitment to make a capital contribution of Ps.289 million. This acquisition further enhanced our financial intermediation volume, completed our geographic coverage and complemented our existing base of clients. Upon the acquisition of Nuevo Banco Suquía, we became Argentina’s fourth largest private bank in terms of net worth, the fourth in deposits, and the fifth in private sector loans. In addition, we now have the largest and most extensive private bank network in Argentina. As we acquired Nuevo Banco Suquía in December 2004, its results of operations are only reflected in our financial statements for ten days of 2004, and for all periods in 2005.

Banco Empresario de Tucumán. Consistent with our strategy, we are increasing our presence in the northern province of Tucumán, where we previously had only two branches. In November 2005, the Central Bank, in the context of the restructuring of Banco Empresario de Tucumán, transferred to us a portion of its assets amounting to approximately Ps.102 million and liabilities of approximately Ps.158 million, which were offset by a capital contribution of Ps. 56 million made by SEDESA (including its seven branches and the headquarters).

Banco del Tucumán S.A. On April 7, 2006 we obtained the authorizations from the relevant authorities and on May 5, 2006 we completed the acquisition of 164,850 Class A Shares of Banco del Tucumán S.A., representing 75% of its capital stock. Banco del Tucumán S.A. has 25 branches and its headquarters in the province of Tucumán and is currently the financial agent of the province.

Banco Bisel. On May 9, 2006, the Bank entered into the relevant share purchase agreement, subject to the approval from the Central Bank and the antitrust authority. Under the Bidding Process Terms and Conditions, and their respective bids, Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A. shall be required to acquire 100% of shares of common stock representing 100% of voting rights for an amount of Ps. 11,550,000 and Ps. 3,450,000, respectively. In addition, Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A. shall be required to contribute capital to Nuevo Banco Bisel S.A in the amounts of Ps. 639,100,000 and 190,900,000, respectively, once the transaction has been duly approved by the Central Bank of Argentina and anti-trust authorities. Such payments will be made in cash. The Bank expects the transaction to close in 2006. Banco Bisel is an institution with a strong presence in the central region of Argentina, especially in the province of Santa Fe, and it has 158 branches.

Cost management

Since the crisis, we have focused on controlling our costs and improving our efficiency. In addition, we have focused on carefully integrating the operations of our acquisitions. To this end, we have centralized, among other things, the treasury operations of all our acquisitions. We have also had a period of organic growth with a small reduction in the number of our employees. We also improved our ratio of service income to administrative expenses from 53.0% in 2002 to 68.4% in 2005. Finally, we implemented centralized purchasing practices to take advantage of our economies of scale.

Implementation of improved credit policies

After the crisis, when we resumed lending in 2002, we restricted our lending activities to only low risk credit products, such as loans to individuals with Plan Sueldo accounts and overdrafts to highly rated companies. Prior to expanding the scope of our lending activities, we modified our credit policies to take into account the new economic reality. For example, we established new factors to determine whether a potential debtor was an acceptable credit risk because old policies, such as credit history, were no longer useful due to the high levels of default during the crisis. We began focusing more closely on potential lenders’ ability to pay based on the quality of their business, their willingness to meet their obligations, and their access to alternative sources of funding. In addition, we established a policy of seeking personal guarantees from owners for loans to most companies. Finally, we reduced the lending limit of our branches and established a senior committee to approve all loans in excess of Ps.1 million.

Restoring lending to the private sector

We believe that we were among the first banks to make new loans in the aftermath of the economic crisis, beginning in the fourth quarter of 2002. In 2003, we increased our private sector loans by Ps.209 million, or 41%, as compared to 2002. The expansion of our private sector loans accelerated in 2004, increasing by 205% to Ps.2,209 million when we added Ps.1,485.4 million to our loan portfolio, of which Ps.721.8 million was organic growth and the rest came through the acquisition of Nuevo Banco Suquía. The organic growth of our loan portfolio was the highest among the ten largest Argentine banks during 2004. During 2005 we continued to exhibit high rates of organic growth as loans to the private sector (net of liquidity management and securitizations) increased 68%.

Principal trends affecting our business

We believe that the following trends in the Argentine economy, the banking sector and our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the continued economic recovery in Argentina and the reemergence of the market for long-term private sector lending.

Argentine economic recovery and continued growth

Argentina’s overall economic performance will continue to have a substantial effect on our financial results. During 2003 and 2004, GDP growth was 8.8% and 9.0%, respectively, and for the twelve month period ended December 31, 2005, GDP growth was 9.2%. The Central Bank’s survey of independent forecasting firms as of May 2006 indicates a consensus GDP growth estimate of 7.8% for 2006. We expect demand for private sector loans to grow in line with GDP growth as investment and consumption in the private sector increases. Due to our focus on the low- and middle-income individuals and small- and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area, of particular significance to us are:

•

Export-led growth in the economy. The recovery of Argentina’s post-crisis economy has been led by export growth and import substitution. This economic model is likely to favor provinces outside of the Buenos Aires metropolitan area that are heavily focused on primary sectors of the economy, such as agriculture, cattle ranching, mining, basic industries and tourism. Our extensive branch network outside of the Buenos Aires metropolitan area (85% of our branches, as compared to 65% for Argentina’s financial system) provides us with an opportunity to take advantage of growth in these provinces to increase our credit portfolio faster than our competitors and to increase our market share.

•

Gradual recovery of proportion of national income held by lower income segments. After decades of widening, the income distribution gap between rich and poor in Argentina began to narrow during 2003 and 2004, when the crisis resulted in a collapse of income of all population segments. The real income of the poorer half of Argentina’s population has fallen over the last decades, from 32% of the income of the richer half in the late 1970s to less than 20% of the income of the richer half in the aftermath of the crisis.

Since that time, the gap has narrowed and now the real income of the poorer half is 22% of the income of the richer half. We believe that the long-term trend of increasing income inequality has stopped and that the recent improvement in income distribution will continue. Given our focus on the low- to medium-income individuals, we believe that we are well-positioned to benefit from an increase in credit demand by these population segments.

•

Transitional inflation. The inflation rate for 2005 was 12.3%. We believe that this increase in inflation is a result of the government’s policy of keeping the value of the peso to the dollar at the relatively low level of approximately Ps.3 to US$1. We believe that to the extent that the market views this exchange rate as being stable, they will be in a better position to forecast future inflation. Furthermore, as the real exchange rate reaches its new equilibrium, inflation will converge with international levels. As a result, the current inflation forecasts, assuming a stable nominal exchange rate, show a declining inflation rate.

Reduction in public sector exposure

Since the crisis of 2001 and 2002, Argentine government securities and other public sector obligations have represented a substantial portion of our balance sheet. We are managing our assets to gradually reduce the proportion of our balance sheet represented by such securities and other public sector obligations and to increase the proportion of our balance sheet represented by private sector lending. We expect our income from holding government obligations to continue to decline and to be offset by income resulting from the continued recovery of private sector lending in Argentina.

The increase in our position in government securities and other public sector obligations is mainly attributable to:

•

the forms of compensation received by the banking system in the context of asymmetric pesification, which, as described in greater detail in “The crisis and recovery in Argentina,” included BODEN 2007 and BODEN 2012;

•	the stock of public securities and other public sector obligations that we inherited upon our acquisition of Banco Bansud in January 2002 and Banco Nuevo Suquía in December 2004;

•

the purchases of treasury bills, principally in the form of LEBACs and NOBACs (Notas del Banco Central, or Central Bank notes), made by our treasury desk as the preferred investment vehicle for our excess liquidity; and

•	the slow recovery of private sector lending, which continues at low levels due to concerns about increased inflation, which has delayed the development of long-term lending.

Although generally government debt would be expected to yield lower levels of returns, the appreciation of the market value of the securities acquired by us over this time frame and the high risk premiums offered on the securities made these holdings highly profitable for us over the 2002 to 2005 period.

As described in note 6 to our consolidated financial statements for the year ended December 31, 2005, the impact of marking to market our government bond portfolio would have been Ps.29.6 million. In 2006, we have begun to mark to market our government bond portfolio in our primary financial statements.

Recovery of private sector lending

Our private sector loans increased to Ps.723.6 million as of December 31, 2003 from Ps.514.6 million as of December 31, 2002 to Ps.2,209.0 million in 2004, including the effect of the acquisition of Nuevo Banco Suquía in December 2004. As of December 31, 2005, our private sector loans increased to Ps.2,701.3 million. This increased lending reflects both our higher market share resulting from our earlier return to the lending market than our competitors and the improvement of private sector lending after the crisis of 2001 and 2002, which had caused a collapse in both demand for and supply of new loans. We see the following trends in this important area of our business:

•

Low cost of funds; high levels of liquidity. As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen increases in our gross intermediation margin as our private sector lending has increased.

•

Demand from large corporations has preceded demand from small- and medium-sized companies and consumers. New lending in Argentina has been primarily fueled by commercial lending, which for the Argentine banking system, represented approximately two-thirds of new lending in 2004, which we believe to be generated by large corporations. Over the medium term we expect small- and medium-sized companies, which lack access to the securities markets, to represent a larger component of new lending. Consumer lending has not yet fully recovered and remains at 5% of GDP as of December 2005, despite having achieved levels as high as 10% before the crisis.

•

Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2005 was concentrated in short-term products for example the ratio of personal loans, overdrafts and documents to GDP has increased from 3% in June 2003 to more than 5% as of December 31, 2005, while long-term loans represented by mortgages and secured loans have remained at 2% of GDP during the same period (in the face of substantial GDP growth during the period). We believe that, given the government’s exchange rate policy, Argentina’s inflationary outlook has become more predictable, with a current expectation of inflation will decline towards international levels. Therefore, the market is better able to factor in an expected rate of inflation into its long-term business decisions. As a result, both borrowers and lenders are gradually entering the long-term lending market, including with products such as floating rate loans and leasing, designed to meet the needs of a growing economy emerging from crisis and moving towards stability.

•

Reduced spreads. We expect the high intermediation spreads that prevailed after the economic crisis to continue to decline due to increasing competition in the banking sector. The reduction of private sector credit volume has prompted Argentine banks to lend at lower interest rates in an effort to capture a larger portion of the contracted loan market, largely accounting for the current low spreads. Additionally, if the Central Bank increases interest rates to combat inflation, funding costs may increase. The expansionary monetary policy being undertaken by the Central Bank has resulted in unusually low funding costs. Since the end of 2003, the 30-day time deposit interest rate has remained below 5% in the retail market (even with current inflation forecasts of 13% for 2006). Inflation pressures may push these rates upward in the medium-term. If the spread reduction continues without a significant increase in volumes, profitability will be negatively affected. This trend will be partially offset for us by our stable depositor base, which provides a low cost source of funding.

Organic growth complemented by strategic acquisitions

Our bank has grown through a combination of organic growth and well executed acquisitions. We have pursued organic growth with a holistic approach to the management of our day-to-day operations through the marketing and promotion of our standard banking products and services to our customers. We have made acquisition decisions in the context our long-term strategy of focusing on low- and middle-income individuals and small- and medium-sized businesses to complete our national coverage of Argentina, especially in provinces outside of the Buenos Aires metropolitan area. Prior to the crisis of 2001 and 2002 and since the crisis, we have maintained a position of strong solvency and liquidity relative to the Argentine banking industry. As a result, we were able to acquire Banco Bansud in January 2002 and Nuevo Banco Suquía in December 2004. These acquisitions were each managed successfully and have had favorable effects on our results of operations and financial condition.

We will continue to consider strategic acquisition opportunities that complement our branch network and are consistent with our strategy. To date, other Argentine banks have responded to reduced lending volumes primarily by reducing their operating costs in real terms and sometimes by downsizing their operations. Even with an increase in loan volume, if spreads continue to decline, many Argentine banks are likely to need additional capital. In this scenario, we have the opportunity, because of our significant excess of liquidity and capital, to continue to complement our organic growth with strategic acquisitions.

We evaluate the effectiveness of our acquisition strategy by how it complements our organic growth strategy and whether we have succeeded in increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services.

Recovery of private sector loan portfolio credit quality

Our private sector loan portfolio credit quality has improved from 2002 to 2005, in line with the Argentine economic recovery. Our non-performing loans as a percentage of total loans declined from 16.94% as of December 31, 2002 to 5.34% as of December 31, 2005. During the same period, allowances as a percentage of non-performing loans went from 70.04% as of December 31, 2002 to 126.20% as of December 31, 2005, reflecting our policy to have adequate allowances.

A.   Results of Operations

For information on governmental, economic, fiscal, monetary or political policies or factors that have materially affected or could materially affect us or investments by host country shareholders see Item 5 “Corralito,” “Corralón,” and “Amparos.” See also “Item 4.B - Banking Regulations.”

The following discussion of our results of operations is for the bank as whole and without reference to any operating segments. We do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability.

We consider total loans to the private sector and the level of our average total deposits to be key measures of our core business. Total loans to the private sector grew by 179% from Ps.515 million as of December 31, 2002 to Ps.1,435 million as of December 31, 2004 (without including Nuevo Banco Suquía). As of December 31, 2005 our private sector loans increased to Ps.2,948.8 million compared to Ps.2,209.0 million as of December 31, 2004, a 33% increase (including Nuevo Banco Suquía). The level of our private sector deposits grew by 93.0% from Ps.1,534.9 million as of December 31, 2002 to Ps.2,963.1 million as of December 31, 2004 (without including Nuevo Banco Suquía), due to the return of deposits to the financial system and to organic growth. As of December 31, 2005 the level of our private sector deposits reached Ps.5,737.4 million compared to Ps.4,504.8 million for December 31, 2004, a 27% increase (including Nuevo Banco Suquía). In addition, we experienced a dramatic increase in our public sector deposits as a result of the substantial fiscal surpluses experienced by the three provincial governments for whom we act as financial agent. Including our acquisition of Nuevo Banco Suquía, average loans to the private sector grew 207% between December 31, 2002 and December 31, 2005 and average deposits from the private sector grew 357% during the same period.

Even during the depths of the economic crisis in 2002, we generated Ps.572 million of net income, driven primarily by our strong gross intermediation margin. Our results of operations for 2002 were strongly affected by the inflation adjustment for the year, as the wholesale price index increased by almost 118%. Our results of operations for 2002 were also strongly affected by the devaluation of the peso. See “Devaluation and Inflation” above. The underlying trend during the period between 2002 and 2005 was lower intermediation spreads, accompanied by an increase in intermediation volumes. The main driver of the intermediation spread reduction was the fall in interest rates. Lending rates to the private sector dropped from an average of 31.2% in 2002 to 12.5% in 2005.

This interest rate decrease was largely matched by a reduction in deposit interest rates, as the weighted average interest rate of our borrowing base, in the form of deposits, fell from 24.7% in 2002 to 3.7% in 2005. Between 2002 and 2004 we experienced a steady decline in our financial expenses, which decreased by 53% in 2003 and a further 45% in 2004, followed by a small increase in 2005 of 5.5%. Borrowing costs dropped not only due to the interest rate reduction but also because the composition of our liabilities changed, largely switching to demand deposits. This migration to demand deposits helped us to maintain an attractive intermediation spread.

Year ended December 31, 2005 compared to December 31, 2004 and year ended December 31, 2004 compared to December 31, 2003

The disclosure includes consolidated comparisons and, in some cases, also standalone comparisons of Banco Macro Bansud without Nuevo Banco Suquía in order to permit period-to-period comparisons, considering that Nuevo Banco Suquía was acquired in December 2004.

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2003, 2004 and 2005. Our results of operations in 2004 include results from Nuevo Banco Suquía only from December 22, 2004 to year-end.

	Year ended December 31,

	2003(1)	2004	2005	2005 Without NBS(2)

	(in thousands of pesos)
Financial income	419,900	427,891	749,850	497,278
Financial expenses	(241,152)	(133,204)	(303,176)	(218,160)

Gross intermediation margin	178,748	294,687	446,674	279,118
Provision for loan losses	(35,009)	(36,467)	(70,309)	(60,399)
Service charge income	125,722	154,425	303,141	190,154
Service charge expenses	(20,005)	(24,963)	(59,510)	(33,106)
Administrative expenses	(221,796)	(254,936)	(443,026)	(306,757)
Net other income	177,365	60,930	119,818	227,751

Income before income tax	205,025	193,676	296,788	296,761
Income tax	(833)	(699)	(34,042)	(34,042)
Monetary loss	(4,343)	—	—
Minority interest	—	—	(27)	—

Net income	199,849	192,977	262,719	262,719

(1)	In constant pesos as of February 28, 2003.
(2)	Results of Nuevo Banco Suquía are included in Net other income.

Our consolidated net income for 2005 increased 36% to Ps.262.7 million from Ps.193.0 million for 2004.

Our net income declined 3.5% from 2003 to 2004, reflecting primarily an increase in gross intermediation margin more than offset by a decline in net other income.

Financial Income

Our financial income increased 75% on a consolidated basis and 18% on a standalone basis as compared to 2004 and increased 2% in 2004 as compared to 2003. The components of our financial income for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year ended December 31,

	2003 (1)	2004	2005	2005 without NBS

	(in thousands of pesos )
Interest on cash and due from banks	1,892	1,570	7,861	3,075
Interest on loans to the financial sector	1,819	3,327	6,325	4,626
Interest on overdrafts	21,731	25,970	53,953	27,020
Interest on mortgage loans	6,794	6,887	29,655	11,036
Interest on pledge loans(2)	1,727	1,641	26,160	6,491
Interest on credit card loans	7,832	6,011	18,233	12,012
Interest on documents(3)	9,804	11,523	32,157	16,998
Interest on other loans(4)	29,383	61,763	121,062	99,271
Interest on other receivables from financial intermediation	1,971	5,611	15,115	15,115
Income from government and private securities, net	303,500	156,794	156,158	133,376
Indexation by benchmark stabilization coefficient (CER)(5)	19,118	91,435	185,421	93,620
Indexation by salary variation coefficient (CVS)	24	508	1,987	700
Income from guaranteed loans(6)	4,183	14,600	28,625	19,523
Other(7)	10,122	40,251	67,138	54,415

Total financial income	419,900	427,891	749,850	497,278

(1)	In constant pesos as of February 28, 2003.
(2)	Includes primarily secured car loans.
(3)	Includes factoring, check cashing advances and loans with promissory notes.
(4)	Includes interest on loans not classified under prior headings.
(5)	Includes CER accrued for all the assets subject to adjustment by CER.
(6)	Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(7)	Principally foreign exchange gains from our net asset position in U.S. dollars.

2005 and 2004. Our financial income increased 75% on a consolidated basis and 18% on a standalone basis. Interest income increased 147% on a consolidated basis and 55% on a standalone basis due to a higher volume of loans to the private sector. We continue to exhibit high rates of organic growth as loans to the private sector (other than overnight loans to highly rated companies that we use for liquidity management) increased 68% as of December 31, 2005 as compared to December 31, 2004. Thus, the share of our total financial income from private sector loans increased from 27% to 38% on a consolidated basis and to 35% on a standalone basis. The main driver of this growth has been medium-term loans structured for our corporate customers recorded in “Other”, which grew 89% during 2005, consumer loans, which grew 86%, and credit cards loans which grew 130%.

On the other hand, income from government and private securities fell 0.4% on a consolidated basis and 15% on a standalone basis mainly driven by LEBAC results, which dropped 27% as a result of decreasing maturities and interest rates, which fell from an average of 16% in 2004 to 7% in 2005. In addition, we recorded a loss of Ps.20 million as a result of marking to market those BODEN 2012 received in 2005.

Interest on other receivables from financial intermediation increased 169% on a consolidated basis as the interest rate paid by the Central Bank for liquidity requirements for deposits rose from an average of 0.8% in 2004 to 2.5% in 2005.

Indexation by CER increased 104% on a consolidated basis and 3% on a standalone basis due to higher inflation of 11.75% during 2005 compared to 5.48% in 2004. NBS has generated significant revenues from Guaranteed Loans and Government bonds adjusted by Cer. Another reason for the increasing revenues was the higher inflation of 11.75% during 2005 compared to 5.48% in 2004.

Finally, income from guaranteed loans increased 96% on a consolidated basis and 36% on a standalone basis as a result of increasing volumes mainly during the first six months of 2005, which averaged Ps.472 million during the first six months of 2005 compared to Ps.341 million during the same period of 2004.

2004 and 2003. Our financial income in 2004 remained stable as compared to 2003; however, its composition changed. Income from government securities decreased by almost Ps.147 million due to less trading in and lower returns on LEBACs. The increase in financial income resulting from CER indexation was due to our increased stock of government securities indexed by CER (mainly guaranteed loans and Central Bank bills and notes) and an increase in the CER by 5.5% in 2004. Government securities (LEBACs, NOBACs, and BOGARs) and guaranteed loans accounted for more than 90% of our financial income resulting from CER indexation. Interest on “other loans” (commercial loans not included in other categories) increased by Ps.32 million, reflecting a 110% increase. The increase in “Other” financial income was principally due to exchange rate differences arising from our long position in U.S. dollars and the higher volume of trading in U.S. dollars. We believe that the quality of the composition of our financial income improved during 2004 because of the increased share of our financial income deriving from private sector loans (increasing from 20% in 2003 to 29% in 2004) and a corresponding reduction in the proportion of our income derived from government and private securities (which decreased from 72% in 2003 to 37% in 2004).

Financial expenses

Financial expenses increased 128% on a consolidated basis and 66% on a standalone basis as compared to 2004 and decreased 45% in 2004 as compared to 2003. The components of our financial expenses for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year ended December 31,

	2003(1)	2004	2005	2005 without NBS

	(in thousands of pesos )
Interest on checking accounts	2,759	2,335	2,647	1,455
Interest on savings accounts	3,269	3,161	4,302	2,306
Interest on time deposits	84,979	49,253	106,486	74,032
Interest on financing from the financial sector	3,342	79	980	775
Interest on other liabilities from financial intermediation(2)	2,528	9,959	13,839	13,799
Other interest(3)	20,598	9,646	13,288	6,801
Net loss from options	803	5	1,017	1,017
Indexation by CER(4)	41,551	25,336	117,048	80,544
Other(5)	81,323	33,430	43,569	37,431

Total financial expenses	241,152	133,204	303,176	218,160

(1)	In constant pesos as of February 28, 2003.
(2)	Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.
(3)	Includes subordinated corporate bonds issued by us.
(4)	Includes CER accrued for all the liabilities subject to adjustment by CER.
(5)	Includes deposits in the form of government securities and CEDROs.

2005 and 2004. Financial expense increased 128% on a consolidated basis and 66% on a standalone basis. On a standalone basis, the growth of financial expense is mainly explained by indexation by CER and by interest on time deposits. Indexation by CER grew both due to increasing CER-adjusted deposits, mostly owned by institutional investors (which averaged Ps.135 million in December 2004 and Ps.528 million in December 2005), and also to higher inflation during 2005.

Interest on time deposits increased because of higher prevailing interest rates (for time deposits in pesos the interest rate was 3.98% in December 2004 and more than 6% in December 2005) and the increasing volume of time deposits, which grew 24% during 2005.

2004 and 2003. Our financial expenses decreased in 2004 as compared to 2003 primarily as a result of a decline in average interest rates on time deposits from 8.3% in 2003 to 3.3% in 2004, the continued decrease in our stock of CEDROs, which reduced CER indexation expense by Ps.6 million, and the lower exchange rate loss recorded under “Other” financial expenses in 2003 due to a rise in the value of the peso.

Provision for loan losses

2005 and 2004. Provision for loan losses increased 93% on a consolidated basis for 2005 compared to 2004. The consolidated total increase of Ps.34 million is a result primarily of the expansion of our private sector lending, Ps.24 million for Banco Macro Bansud and Ps.10 million for the incorporation of Nuevo Banco Suquía.

2004 and 2003. In 2003 and 2004, our provisions returned to lower levels reflecting adequate provisions in the prior year, as well as the beginning of a new credit cycle.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,

	2003(1)	2004	2005	2005 without NBS

	(in thousands of pesos )
Service charges on deposit accounts	82,529	99,537	199,970	116,103
Debit and credit card income	18,552	23,277	22,959	19,107
Other fees related to foreign trade	4,926	5,789	10,630	5,089
Credit-related fees	3,978	7,867	19,171	12,090
Capital markets and securities activities	727	788	1,666	722
Lease of safe-deposit boxes	2,643	2,816	5,712	2,926
Fees related to guarantees	655	675	570	409
Other(2)	11,712	13,676	42,463	33,708

Total service charge income	125,722	154,425	303,141	190,154

(1)	In constant pesos as of February 28, 2003.
(2)	Includes insurance income.

2005 and 2004. Service charge income increased 96% on a consolidated basis primarily due to the increase in the volume of our operations. Fees related to deposits represent 66% of total service charge income for both 2004 and 2005. As of December 31, 2005 they include provincial government agent fees (Ps.19 million), insurance fees (Ps.11 million), credit card fees (Ps.18 million), among others.

2004 and 2003. In 2004, service charge income increased primarily due to an increase in overall deposits and, to a lesser degree, to an increase in debit and credit card income and our financial agency services to three Argentine provincial governments (revenues from which increased from Ps.23 million in 2003 to Ps.27 million in 2004) and credit-related fees, which increased from Ps.4 million in 2003 to Ps.8 million in 2004.

Service charge expenses

Service charge expense in 2005 increased 138% on a consolidated basis and 36% on a standalone basis, as compared to 2004, mainly due to higher revenues from fees for the use of credit and debit cards, ATMs, foreign trade and exchange operations and leasing services.Net service charge income grew 88% on a consolidated basis and 23% on a standalone basis.

In 2004, service charges increased by 24.8% as compared to 2003, reflecting an increase in the volume of our operations.

Administrative expenses

The components of our operating expenses for the years ended December 31, 2005, 2004 and 2003 are reflected in the following table:

	Year ended December 31,

	2003(1)	2004	2005	2005 without NBS

	(in thousands of pesos )
Personnel expenses	112,493	132,575	254,821	162,682
Directors and statutory auditors fees	5,608	5,861	14,142	12,702
Other professional fees	15,560	16,773	26,104	23,081
Advertising and publicity	5,991	12,048	22,668	16,978
Taxes	3,175	3,353	5,808	5,112
Bank premises and equipment depreciation	16,619	16,773	19,218	15,810
Amortization of organization and development expenses	15,131	13,595	12,588	12,068
Maintenance, conservation and repair expenses	9,124	11,504	17,649	12,479
Security services	8,473	10,086	16,366	11,278
Electric power and communications	9,388	9,206	17,164	10,961
Lease payments	4,255	4,514	9,889	4,727
Insurance	4,195	4,079	3,973	3,097
Stationery and office supplies	3,806	3,837	7,979	5,905
Other	7,978	10,732	14,657	9,878

Total administrative expenses	221,796	254,936	443,026	306,757

(1)	In constant pesos of February 28, 2003.

2005 and 2004. Administrative expenses increased 74% on a consolidated basis basis mainly due to personnel expenses. In the case of Banco Macro Bansud, salary increases were partially offset by a small decrease in personnel. The acquisition of Nuevo Banco Suquía increased the number of personnel by approximately 70%, partially offset by lower average salaries. We maintain a policy of controlling expenses while consolidating the operations of Banco Macro Bansud and Nuevo Banco Suquía.

2004 and 2003. Our operating expenses increased in 2004 as compared to 2003 due to salary increases and increased severance payments, partially offset by a reduction in our average work force.

Net other income

Net other income increased 97% (Ps.59 million) on a consolidated basis.

During 2005, we reached a final settlement with the Central Bank as to the total amount of BODEN 2012 we received. Since the final amount of compensation was Ps.11 million higher than the estimates we had recorded on December 31, 2004, we recorded Ps.11 million as a gain. Additionally we reached several agreements with past due debtors, mainly of Nuevo Banco Suquía (some of whom were regular clients of Banco Macro Bansud), and we improved its collections. All of this resulted in a reversal of Ps.12 million of provisions. In addition, Nuevo Banco Suquía had a gain of Ps.20 million on reversal of a provision in respect of an exchange for secured bonds from the city of Córdoba. Until December 2004, this loan was highly provisioned in accordance with the Central Bank’s requirements in the pre-privatization period and our initial estimates.

In 2004, we recorded a provision of Ps.42 million to reflect the possibility that we will have to make a payment in respect of a liability that we contended was pesified.

In 2003, we reversed an obligation to Banamex for Ps.65 million relating to our acquisition of Banco Bansud from Banamex. Additionally, in 2003 we reviewed our loan and contingent liabilities portfolio, and, as a result, we reversed provisions by Ps.47 million, which is recorded in net other income.

Our net other income has included since 2002 the amortization over a five-year period, at a rate of Ps.73 million per year, of Ps.366 million of negative goodwill relating to our acquisition of Banco Bansud to reflect the difference between the purchase price and the book value of the net assets acquired. The amortization of this liability gave rise to income

Income tax

During 2005 we accrued income tax of Ps.34 million. During the period between 2003 and 2004, we recorded losses for purposes of income tax. As a result, only income taxes for our subsidiaries, primarily Macro Securities S.A. Sociedad de Bolsa, have been recorded.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totalled Ps.6,565 million as of December 31, 2005. These deposits include deposits generated by our branch network, from institutional and very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Additionally, in January 2005, we obtained a US$50 million loan from Credit Suisse First Boston with an 18-month term at LIBOR plus 2.7%. We have also drawn down freely available lines of credit with eight foreign banks totalling US$42 million and additional lines for the issuance of letters of credit for unspecified amounts with 20 additional banks worldwide.

Funding kept increasing at a fast pace during 2005 mainly driven by the increase in total deposits, which grew 23% during the year. These deposits were used primarily for financing the growth in credit for the private sector, with the remainder being invested in profitable liquid assets, such as LEBACs and NOBACs, short term loans to highly rated companies, Central Bank repurchase obligations and cash. This approach has enabled us to maintain a high liquidity to deposits ratio of 60% as of December 31, 2005 while awaiting a return to stronger demand for private sector loans.

In September 2005, the government delivered the remaining BODEN that were pending settlement. We have taken advantage of higher market prices of Argentine public debt to sell a significant share of our holdings of government bonds (mainly BOGAR) and the resulting additional liquidity has been invested in LEBAC. Due to the continued attractiveness of LEBAC returns during 2005, we have shifted our liquidity to these instruments, increasing our holdings from Ps.519 million at December 31, 2004 to Ps.2,240 million at December 31, 2005. Thus our exposure to the public sector net of Central Bank bills decreased to 15% of total assets by the end of December 2005, well below the financial system’s average of 33%.

The CFO manages the excess liquidity by analyzing interest rates from a limited number of liquid and short-term assets including Central Bank Bills, deposits with the Central Bank and overnight loans to highly rated companies. The amount allocated to overnight loans is determined by the amount of deposits received from institutional investors, and as such, there is a high degree of volatility in our overnight allocations.

We have developed a program to manage our liquidity by securitizing personal loans, most recently through the Macro Personal Financial Trust V, which was created in May 2005. We sold personal loans to the trust totaling Ps.70 million and sold trust certificates totaling Ps.51 million prior to December 31, 2005.

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. At December 31, 2005, we had excess capital of Ps.1,126 million (208% of minimum capital requirement). Nevertheless, we believe that as the demand for credit grows and our loan portfolio expands, we will need to continue to expand our capital resources. In addition, we would expect to need additional capital resources to take advantage of strategic acquisitions.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table below:

	As of December 31,

	2003(1)		2004		2005

	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	78,554		165,757		251,394
Allocated to Bank premises and equipment, intangible assets and equity investment assets	60,482		47,309		64,247
Market risk	43,241		19,607		21,011
Interest rate risk	20,449		7,034		15,136
Public sector and securities in investment account	7,262		11,073		14,296

Required minimum capital under Central Bank Rules	209,988		250,780		366,084

Basic net worth	1,026,205		1,064,325		1,226,908
Complementary net worth	128,032		186,093		243,124
Deductions	179,548		110,819		21,638

Total capital under Central Bank Rules	1,333,785		1,361,237		1,491,670

Excess capital	1,123,797		1,110,457		1,125,586

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	43.79%		35.71%		31.03%
Average shareholders’ equity as a percentage of average total assets	21.78%		20.67%		14.25%
Total liabilities as a multiple of total stockholders’ equity	3.47	x	6.00	x	5.37	x
Cash as a percentage of total deposits	22.27%		25.80%		18.11%
Liquid assets as a percentage of total deposits(2)	65.12%		53.69%		63.68%
Loans as a percentage of total assets	20.91%		32.68%		36.12%

(1)	In constant pesos as of February 28, 2003.
(2)	Liquid assets include cash, cash collateral, LEBACs, NOBACs, and interbanking loans. Since 2004, we include overnight loans to highly rated companies.

We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2003(1)	2004	2005

	(in thousands of pesos)
Deposits
From the non-financial government sector	382,195	809,764	822,687
From the financial sector	11,909	4,445	5,208
From the non-financial private sector and residents abroad
Checking accounts	421,467	844,969	1,036,175
Savings accounts	237,469	729,234	1,100,633
Time deposits	1,583,920	2,588,546	3,222,011
Investment accounts(2)	51,627	48,598	29,826
Other(3)(4)	233,811	225,891	292,767
Accrued interest, adjustments and foreign exchange differences payable	104,847	67,550	56,019
Borrowing from Central Bank and financial institutions
Central Bank for liquidity support(5)	—	266,746	—
Other(6)	2,353	235,621(5)	217,511
Banks and international institutions	54,889	14,898	158,544
Financing received from Argentine financial institutions	64,026	70,262	42,259
Other—liability for future subscription of BODEN 2012	190,318	204,634
Subordinated corporate bonds	24,200	16,416	12,047
Shareholders’ equity	1,125,219	1,257,302	1,489,574

Total funding	4,488,249	7,384,876	8,485,261

(1)	Constant pesos as of February 28, 2003.
(2)	Time deposits prepayable at the option of the depositor.
(3)	As of December 31 2003, 2004 and 2005 deposits include Ps.245.7 million, Ps.88.1 million and Ps. 5.4 million, respectively, for CEDROs.
(4)	Primarily includes CEDROs, expired time deposits, and judicial deposits.
(5)	On February 2, 2005, Nuevo Banco Suquía repaid the credit lines.
(6)	Represents amounts borrowed by Nuevo Banco Suquía from the Central Bank to purchase bonds to deliver to depositors in exchange for their CEDROs.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See note 34 to the financial statements for the year ended December 31, 2005 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.

Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are subjective or complex. Most accounting policies are not considered by management to be critical accounting. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third-parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in note 4 to our audited consolidated financial statements.

Loan loss reserve

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Determining the loan loss reserve requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the loan loss reserve. Additional loan loss reserve could be required in the future.

The loan loss reserve is maintained in accordance with the Central Bank’s applicable regulatory requirements. This results from evaluating the degree of debtors’ compliance and the guarantees and collateral supporting the respective transactions.

Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the write-off of non-performing loans classified as “non-recoverable” after a certain period of time and on management’s decisions to write off non- performing loans evidencing a very low probability of recovery.

Under the Central Bank Rules, a minimum loan loss reserve is calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer and housing loan borrowers. Although we are required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the Central Bank, we are allowed to establish additional loan loss reserve.

For commercial loans, we are required to classify all commercial loan borrowers. In order to classify them, we must consider different parameters related to each of those customers. In addition, based on the overall risk of the portfolio, we consider whether or not additional loan loss reserves in excess of the minimum required are warranted.

For the consumer loan portfolio, we classify loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification.

We register provisions after evaluating the loan portfolio in terms of delay (for consumer loans) or constant surveillance (for commercial loans). This process determines whether an increase or decrease in charges for non-performing loans is required based on our estimate of whether the credit is worsening or improving, or whether the loan is repaid. Our loan loss charges have been historically stable (absent the impact of the Argentine crisis), accommodating qualitative and quantitative changes in the composition of our loan portfolio. We believe that, as a result of the stabilization of the macroeconomic environment, there will not be substantial changes in the assumptions we will make to determine the allowances for loan losses. As a result, we do not believe that more current information will result in our actual results being materially different from our estimates, and therefore, we do not expect the provisions for loan losses to have a significant impact on our net income.

In addition, we have applied the following methods to reconcile Central Bank Rules to U.S. GAAP:

Credit card loans

We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees past due over 180 days have been reserved at 50%, in accordance with Central Bank Rules. Under U.S. GAAP, the Bank adopted a policy to charge off loans which are 180 days past due.

Impaired loans—nonfinancial private sector and residents abroad

The Bank apply SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing U.S. GAAP adjustments. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfil its obligation under the original loan terms.

Interest recognition—non-accrual loans

The method applied to recognize income on loans is described in note 4.4.e of our audited consolidated financial statements. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt, generally after 90 days of being past due. Accrued interest remains on our books and is considered a part of the loan balance when determining the loan loss reserve.

Under U.S. GAAP, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the provision for loan losses.

Certain assets receivable from the government sector

In accordance with Central Bank Rules, we classify our portfolio of government securities into trading and investment securities, unlisted government securities and securities issued by the Central Bank.

Realized and unrealized gains and losses and interest income on government securities are included as “Net Income/(Loss) from Government and private Securities” in our financial statements.

Guaranteed loans

We acquired additional guaranteed loans in the market and also through the business combinations described in note 34 of our audited consolidated financial statements for the years ended December 31, 2005. The difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with PB 6—Amortization of Discounts on Acquired Loans. In 2005, the Bank implemented SOP 03-3 - “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” for loans acquired”

Secured bonds

We have a significant amount of outstanding secured bonds to the Argentine government. Pursuant to Central Bank Rules, these loans do not require a loan loss reserve. However, beginning March 2003, Communiqué “A” 3,911 required these loans to be valued at the lower of their book value or their net present value calculated using an increasing discount rate specified by such Communiqué and supplementary rules. For more information, see note 4 to our audited consolidated financial statements.

Under U.S. GAAP, as mentioned above, and in light of the characteristics of the transaction, we considered this transaction to be in line with SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

According to SFAS No. 15, a creditor in a troubled debt restructuring involving only a modification of terms of a receivable-that is, not involving receipt of assets (including an equity interest in the debtor)-shall account for the troubled debt restructuring in accordance with the provisions of Statement No. 114.

As of December 31, 2002, considering that such assets were presented but not documented or finally accepted, as established by such exchange regulations, they were not considered as government securities.

In accordance with SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, as of December 31, 2001, and 2002, we measured impairment based on the present value of expected future cash flows discounted at the asset’s effective interest rate, with a corresponding charge to bad-debt expense or by adjusting an existing valuation allowance for the impaired assets with a corresponding charge or credit to bad-debt expense.

During 2003, we received government securities known as Secured Bonds (BOGAR), which are securities available for sale and accounted for in accordance with SFAS No. 115.

As of December 31, 2005 and 2004, these BOGAR are classified by us for U.S. GAAP purposes as available-for-sale securities and carried at fair value with the unrealized gain or loss, net of income tax, recognized as a charge or credit to equity through other comprehensive income. We used quoted market values to estimate the fair value of the BOGAR.

Income tax

In estimating accrued taxes, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position.

Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment and given specific facts and circumstances. It is possible that, others, given the same information, may at any point reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of the status of examinations being conducted by various taxing authorities, and newly-enacted statutory and regulatory guidance that impact the relative merits and risks of tax positions. These changes, when they affect accrued taxes, can be material to our operating results.

As explained in note 6 to our audited consolidated financial statements, Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

For purposes of U.S. GAAP reporting, the Bank applies SFAS No. 109 “Accounting for income taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. A valuation allowance is provided for the deferred tax assets to the extent that it is more likely than not that they will not be realized.

The carrying amounts of those deferred tax assets are subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve.

In the event that all or part of our net deferred tax assets in the future become realizable under U.S. GAAP, an adjustment to our deferred tax assets would be credited to income tax expense in the period when the determination was made.

Business combination

We acquire financial institutions and, in some circumstances, acquire the assets and liabilities or branches of other financial institutions. According to Central Bank Rules, such transactions are recorded considering the values of the assets acquired, which are valued according to such rules and the price paid. In the process of these acquisitions, the Bank may record intangibles.

Negative goodwill, if any, is being amortized under the straight-line method over 5 years or charged to income depending on the reasons therefor.

The Central Bank established the methods for disclosure and amortization of negative goodwill, as well as the treatment thereof in the merger process. Such amortization methods depend on the reasons that originated such negative goodwill and are summarized: (a) for differences between book and fair values of government securities and guaranteed loans over the period of convergence of these values; (b) for differences between book and current values of the loan portfolio during the effective period thereof; (c) for expected future losses, upon occurrence thereof; or (d) for differences between book and current values of nonmonetary assets, during the amortization term of these assets. Positive goodwill, if any, is amortized based on the estimated useful life.

Under U.S. GAAP a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more entities and obtains control over that entity or entities. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method.

The cost of an acquired entity shall be allocated to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition. Prior to that allocation, the acquiring entity shall (a) review the purchase consideration if other than cash to ensure that it has been valued in accordance with the requirements; and (b) identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria, regardless of whether they had been recorded in the financial statements of the acquired entity.

The difference between the purchase price and the fair value of the net assets acquired resulted in a negative goodwill or positive goodwill. The negative goodwill can be applied to reduce on a pro rata basis the amounts assigned to the noncurrent assets acquired and the surplus, if any, is charged to income for the year. Positive goodwill, if any, should be analyzed to determine whether it is amortizable and in which periods it is amortized, or if it continues not to be amortized its recoverability is tested every year.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

At the end of fiscal 2005, we became the third private bank in shareholders’ equity terms, the fourth bank as to deposits and the fifth bank as to loans to the private sector, thus becoming the private network with the most branches in the interior of Argentina. This great spreading over Argentine regional economies and the sectors that are availing themselves of the economic recovery imply a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provides us with a source of growth and low costs in its deposit base.

We have experience in generating and marketing bank products aimed at a broad population segment that was not supplied by the traditional bank system:

•	The use of bank services by state and private employees and retirees through the opening of savings accounts.

•	Granting of personal loans to state and private employees and retirees.

•	The delivery of limited-risk credit cards as a result of diversification and the automatic debit of the minimum account payment.

•	Marketing of other types of services, such as insurance, interbank transfers, service payments, etc.

This penetration strategy permitted the bank to generate a significant commercial portfolio, based on the experience of small- and medium-sized enterprises engaged in regional activities, thus consolidating this portfolio with another one aimed at large local and international companies traditionally operating with the financial system. The combination of these factors permitted to create a funding/use matrix in two types of markets, natural persons deriving from segments with medium or low bank services use and companies, which form the pillar of the bank’s strategy:

•	Creating an excellent source of resources with very low volatility and costs.

•	Expanding the portfolio related to loans distributed among a significant number of people, the risk in this type of financing being relatively low.

•	Applying the market’s lowest rates in personal loans and credit cards, thus enabling the systematic growth of loan stock.

•

Fixing strategic agreements with companies to allow the bank to place commercial loans in companies with profitable projects and growth prospects, and providing new individuals’ accounts simultaneously to allow them to receive their salaries.

Experience provides us with the excellent opportunity to repeat such experience in all Argentine regions, even in the urban centers in which the financial market has not had an active presence permanently. However, there are segments related to population or small- and medium-sized enterprises that are hardly supplied with bank products.

We will continue with its diversification and atomization strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. It also intends to stress its presence in the assistance to small- and medium-sized enterprises, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, a complete range of corporate financial services will be offered, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of its customers. Please see “Item 5 – Operating and financial review and prospects - Principal trends affecting our business”.

E. Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see Note 32 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes.

These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis. We use the same credit policies in determining whether to enter or extend option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

F. Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Contractual Obligations	(in thousands of pesos)
Central Bank	217,511	34,353	61,381	60,888	60,889
Banks and international institutions	158,544	158,544	—	—	—
Financing received from Argentine financial institutions	42,259	3,480	4,226	4,910	29,643
Other	—	—	—	—	—
Subordinated corporate bonds	12,047	9,299	1,374	1,374	—

Total contractual obligations	430,361	205,676	66,981	67,172	90,532

Commercial commitments
Lines of credit	20,118	20,118	—	—	—
Guarantees	94,402	56,753	26,183	8,371	3,095
Standby letters of credit	69,637	69,637	—	—	—

Total commercial commitments	184,157	146,508	26,183	8,371	3,095

G. Recent Developments

Corporate name

The ordinary and extraordinary shareholders´ meeting held on April 28, 2006 approved, among other things, (i) the modification of our corporate name to Banco Macro S.A., which is still pending of approval by the CNV.

Banco del Tucumán

On April 7, 2006 we obtained the authorizations from the relevant authorities and on May 5, 2006 we completed the acquisition of 164,850 Class A Shares of Banco del Tucumán S.A., representing 75% of its capital stock. Banco del Tucumán S.A. has 25 branches and its headquarters in the province of Tucumán and is currently the financial agent of the province. Furthermore, we have a unique distribution network of 281 branches (including a new branch in the Province of La Rioja) spread throughout Argentina, the largest private sector branch network in the country, and we act as financial agent of four provincial governments: Jujuy, Misiones, Salta and Tucumán.

Banco Bisel

In the course of the bidding process for the acquisition of Nuevo Banco Bisel S.A., we have been pre-awarded the ordinary shares of such entity owned by Banco de la Nación Argentina and Fundación Banco de la Nación Argentina. On May 9 2006, the bank entered into the relevant share purchase agreement, subject to the approval from the Central Bank and the antitrust authority. Banco Bisel is an institution with a strong presence in the central region of Argentina, especially in the province of Santa Fe, where it has 158 branches.

Initial Public Offering

On March 2006, we completed a global offering of 150,727,420 Class B shares. Of the global offering, 97,182,810 Class B shares, in the form of 9,718,281 ADS were offered outside of Argentina, of which 35,582,810 Class B shares were offered by us and 61,600,000 were offered by Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste and Juan Pablo Brito Devoto, as our majority shareholders. Additionally, we offered 9,500,000 Class B shares in a concurrent offering in Argentina. In addition, 29,917,190 Class B shares were offered in Argentina to existing shareholders pursuant to preferential subscription rights at the public offering price of the underwritten offering.

Over-allotment option

In connection with the global offer, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste and Juan Pablo Brito Devoto have granted UBS Securities LLC and Raymond James & Associates, Inc. a 30-day option to purchase up to an additional 1,412,742 ADS, representing 14,127,420 Class B shares, to cover over-allotments, that has been already exercised by them.

Dividends

On April 21, 2006, we were authorized by the Central Bank to distribute dividends corresponding to fiscal year 2005. See in Item 8A –”Dividend Policy”.

Ordinary and extraordinary shareholders´ meeting

The ordinary and extraordinary shareholders´ meeting held on April 28, 2006 approved, among other things, (i) the documents prescribed by section 234, subparagraph 1 of Law 19.550, for the fiscal year ended December 31, 2005, (ii) the performance of our Board of Directors and of the actions taken by our Supervisory Committee, (iii) the remuneration of our Board of Directors, our Supervisory Committee and the Auditor for the fiscal year ended December 31, 2005, (iv) the appointment of the Auditor for the fiscal year to be ended December 31, 2006 and (v) distribute cash dividends corresponding to fiscal year 2005.

Directors

The ordinary and extraordinary shareholders’ meeting held on April 28, 2006 fixed at ten the number of regular directors and the number of alternate directors, at three. The ordinary and extraordinary shareholders’ meeting elected the following regular directors: Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Carlos Enrique Videla, Jorge Pablo Brito, Alejandro Macfarlane and Guillermo Eduardo Stanley, and the following alternate directors: Messrs. Mario Eduardo Bartolomé, Ernesto Eduardo Medina and Hugo Raúl Garnero, and noted that Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Jorge Pablo Brito, Mario Eduardo Bartolomé and Ernesto Eduardo Medina as non-independent directors and Messrs. Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Hugo Raúl Garnero, as independent directors.

Additionally, the shareholders’ meeting determine that Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Jorge Pablo Brito hold office for three fiscal years; Messrs. Juan Pablo Brito Devoto, Roberto Julio Eilbaum and that Luis Carlos Cerolini hold office for two fiscal years, and Messrs. Fernando Andres Sansuste, Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley hold office for one fiscal year.

Supervisory Committee

The ordinary and extraordinary shareholders’ meeting held on April 28, 2006 fixed at three the number of regular members and of alternate members of the Supervisory Committee and elected the following persons as regular members for a term of a year of the Supervisory Committee: Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner; and as alternate members, Messrs. Alejandro Almarza, Horacio Della Roca and Alejandro Carlos Piazza.

Stock Purchase Agreement

On May 11, 2006 Fernando Andrés Sansuste has entered into a stock purchase agreement with Jorge Horacio Brito and Mr. Delfín Jorge Ezequiel Carballo pursuant to which the Fernando Andrés Sansuste transferred its entire interest in our capital stock, which is equivalent to 2,015,826 Class A ordinary, book-entry shares with par value and entitled to five votes each and 47,553,355 Class B ordinary, book-entry shares with par value and entitled to one vote each, which, as a whole, represent 7.25% of the Bank’s capital stock and 7.91% of the votes. Mr. Brito acquired 1,007,913 Class A Shares and 23,776,678 Class B Shares and Mr. Carballo 1,007,913 Class A Shares and 23,776,677 Class B Shares.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

General

We are managed by our board of directors, which is currently comprised of ten members and three alternate members.

Duties and liabilities of directors

Under Argentine corporations law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to a corporation, the shareholders and third parties for the improper performance of their duties, for violating the law, the corporation’s bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence.

The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the board of directors resolution have intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

Under Argentine law, the board of directors is in charge of the management and administration of the Bank and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine corporations law, the Bank’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders meetings and for the performance of any particular task expressly delegated by the shareholders. In general, our board of directors is more involved in operating decision-making than might be customary in other jurisdictions.

Board of directors

The following table sets forth information about the members and alternate members of our board of directors:

Name	Position	Age	Year of Appointment

Jorge Horacio Brito	Chairman	53	2006
Delfín Jorge Ezequiel Carballo	Vice Chairman	53	2006
Fernando Andrés Sansuste	Director	53	2006
Juan Pablo Brito Devoto	Director	46	2006
Jorge Pablo Brito	Director	26	2006
Luis Carlos Cerolini	Director	52	2006
Roberto Julio Eilbaum	Director	61	2006
Alejandro Macfarlane	Director	40	2006
Carlos Enrique Videla	Director	61	2006
Guillermo Eduardo Stanley	Director	58	2006
Mario Eduardo Bartolomé	Alternate director	60	2006
Ernesto Eduardo Medina	Alternate director	39	2006
Hugo Raúl Garnero	Alternate director	59	2006

The following family relationships exist within the board of directors: (i) Chairman Jorge Horacio Brito and Vice Chairman D. J. Ezequiel Carballo are brothers-in-law; (ii) Director Jorge Pablo Brito is the son of Chairman Jorge Horacio Brito and the nephew of vice chairman D. J. Ezequiel Carballo; and (iii) Chairman Jorge Horacio Brito and Director Juan Pablo Brito are cousins.

The ordinary and extraordinary shareholders’ meeting held on April 28, 2006 fixed at ten the number of regular directors and the number of alternate directors, at three. The ordinary and extraordinary shareholders’ meeting noted Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Jorge Pablo Brito, Mario Eduardo Bartolomé and Ernesto Eduardo Medina as non-independent directors and Messrs. Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Hugo Raúl Garnero, as independent directors.

Additionally, the shareholders’ meeting determine that Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Jorge Pablo Brito hold office for three fiscal years; Messrs. Juan Pablo Brito Devoto, Roberto Julio Eilbaum and that Luis Carlos Cerolini hold office for two fiscal years, and Messrs. Fernando Andres Sansuste, Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley hold office for one fiscal year.

Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented and reports to our chief executive officer and our chief financial officer. In addition, we have the following committees comprised of different directors and senior management: internal audit committee; senior credit committee and operations and systems.

The following table sets forth certain relevant information of our current executive officers and our senior management.

Name	Position	Age	Year of Appointment

Jorge Horacio Brito	Chief Executive Officer	53	2006
Delfín Jorge Ezequiel Carballo	Chief Financial Officer	53	2006
Fernando Andrés Sansuste	Chief comptroller	53	2006
Juan Pablo Brito Devoto	Chief accounting officer	46	2006
Guillermo Goldberg	Commercial general manager	49	2006
Julia Inés Carreras	Operations and technology general manager	55	2006
Alejandro Becka	Credit risk manager	35	2006
Mario Eduardo Bartolomé	Administration manager	60	2006
Cármen Estévez	Internal audit manager	49	2006
Ana M. M. Marcet	Credit portfolio manager	45	2006
Horacio Systac	Corporate banking manager	49	2006
Brian Anthony	Branch network manager	32	2006
Ernesto Eduardo Medina	Finance manager	39	2006
Milagro Medrano	Planning and management control manager/Institutional relations manager	29	2006
María Begoña Pérez de Solay	Retail banking manager	35	2006
Francisco Martín Sguera	Legal manager	33	2006
César Pablo Rossi	Tax and subsidiaries manager	39	2006
Daniel Hugo Violatti	Accountancy manager	44	2006

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Republic of Argentina.

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our board of directors and the senior member of our credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos, or Argentine Bank Association, or ADEBA, and he was the vice-chairman of Asociación de Bancos Públicos y Privados de la Argentina, or Public and Private Banks Argentine Association, or ABAPPRA. He also serves as chairman of the board of directors of Nuevo Banco Suquía, Sud Inversiones y Análisis S.A. and of Macro Securities S.A. Sociedad de Bolsa, and Inversora Juramento S.A. and director of Repsol Y.P.F.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our board of directors and a member of our service credit committee. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the board of directors of Nuevo Banco Suquía, Inversora Juramento S.A., Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and as chairman of the board of directors of Agropecuaria Macume S.A.

Fernando Andrés Sansuste was born on July 5, 1952. He is a member of our board of directors and a non-independent member of our audit committee and our internal audit committee. He has been with our bank since December 1988. Mr. Sansuste holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Sansuste also serves as chairman of the board of directors of Macro Valores S.A., and director of Nuevo Banco Suquía, Sud Inversiones y Análisis S.A. and of Macro Securities S.A. Sociedad de Bolsa.

Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our board of directors, our internal audit committee and our operations and systems committee. He has been with our bank since December 1992. Mr. Brito Devoto holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Brito Devoto also serves as director of Nuevo Banco Suquía, Macro Valores S.A. and Sud Inversiones y Análisis S.A.

Jorge Pablo Brito was born on June 29, 1979. He is a member of our board of directors, our senior credit committee and our operations and systems committee. He has been a member of the board since June 2002. Mr. Brito also serves as director of Nuevo Banco Suquía and Inversora Juramento S.A., Macro Valores S.A. and as chairman of Macro Warrants S.A.

Luis Carlos Cerolini was born on January 27, 1954. He is a member of our board of directors and has been a member of the board since April 2000. Mr. Cerolini holds a law degree and a master in legal foreign affairs from the Law School of the National University of Córdoba in Argentina. Mr. Cerolini also serves as director of Nuevo Banco Suquía, Macro Warrants S.A. and Sud Inversiones y Análisis S.A.

Roberto Julio Eilbaum was born on December 23, 1944. He is a member of our board of directors, and has been a member of the board since June 2002. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina. Mr. Eilbaum also serves as director of Nuevo Banco Suquía.

Alejandro Macfarlane was born on August 16, 1965. He is a director and an independent member of our audit committee. Mr. Macfarlane has been on the board of directors since April 2005.

Carlos Enrique Videla was born on March 21, 1945. He is a member of our board of directors and an independent member of our audit committee and our internal audit committee. He has been a member of the board since December 1999. Mr. Videla holds a law degree from the Law School of the Catholic University of Argentina. Mr. Videla also serves as alternate director of Nuevo Banco Suquía.

Guillermo Eduardo Stanley was born on April 27, 1948. He is a member of our board of directors, since May 2006.

Mario Eduardo Bartolomé was born on August 12, 1945. He is an alternate member of our board of directors and our administration manager. Mr. Bartolomé has served on the board of directors since July 2004.

Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our board of directors, a member of our operations and systems committee and our finance manager. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina. Mr. Medina also serves as director of Macro Securities S.A. Sociedad de Bolsa, MAE and Argenclear S.A.

Hugo Raúl Garnero was born on February 10, 1947. He is an alternate member of our board of directors. Mr. Garnero holds a public accountant degree from the University of Rosario in Argentina.

Julia Inés Carreras was born on January 28, 1951. She is our operations and systems manager. She has been a member of our staff since November 2004. Ms. Carreras holds a scientific information technology engineering degree from the School of Science of the University of Buenos Aires in Argentina.

Ana María Magdalena Marcet was born on February 24, 1961. She is our credit manager, as well as the relations manager with the Central Bank. She has been a member of our staff since December 1996. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a master’s in banking management from the University of CEMA, both located in Argentina.

María Begoña Pérez de Solay was born on March 28, 1971. She is a member of our operations and systems committee and our retail banking manager. Ms. Pérez de Solay holds an architecture degree from the University of Belgrano in Argentina and a masters in business administration from the University of CEMA in Argentina.

Daniel Hugo Violatti was born on May 27, 1962. He is our controller. He has been a member of our staff since December 1997. Mr. Violatti holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina.

Cármen Esther Estévez was born on April 28, 1957. She is our internal audit manager and a member of our internal audit committee. Ms. Estévez holds a public accountant degree and a masters degree in system audits from the School of Economics of the University of Buenos Aires in Argentina. She has been a member of our staff since October 1997.

Milagro Medrano was born on October 27, 1976. She is our planning and management control manager, our institutional relations manager and a member of our operations and systems committee. Ms. Medrano holds a business management degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.

César Pablo Rossi was born in November 29, 1966. He is our tax and subsidiaries manager. Mr. Rossi holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina. He has been a member of our staff since January 2005.

Francisco Martín Sguera was born on July 14, 1972. He is our legal manager. Mr. Sguera holds a law degree from the School of Law of the University of Buenos Aires, as well as a masters in trusts and a masters in banking law from Austral University in Argentina. Mr. Sguera has been with us since December 1996.

Guillermo Goldberg was born on January 30, 1957. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.

Alejandro Becka was born on April 23, 1970. He is our credit risk manager and a member of our credit committee. Mr. Becka holds a public accounting degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, he holds a post-graduate degree in finance from the Torcuato Di Tella University also in Argentina. Mr. Becka has been with us since September 1994.

Horacio Systac was born on March 7, 1956. He is our Corporate banking manager. Mr. Systac holds a public accounting degree from the Catholic University of Buenos Aires in Argentina. Mr. Systac has been with us since September 2005.

Brian Anthony was born on April 17, 1973. He is our banch network manager. Mr. Anthony holds a engineering degree from the Catholic University of Buenos Aires in Argentina. Mr. Anthony has been with us since September 2005.

B. Compensation

Argentine law provides that the compensation paid to all directors and syndics (including those directors who are also members of senior management) in a fiscal year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. Argentine law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. The board of directors determines the compensation of directors who are also members of senior management, with the affected directors abstaining. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and such issue is included in the agenda and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary meeting.

The aggregate amount of compensation paid by us to all of our directors, alternate directors and senior management during fiscal year 2005 was Ps 17.8 million.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices

Corporate Governance

As a listed company on the New York Stock Exchange (“NYSE”), we are required under the rules governing listed companies to disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.macrobansud.com.ar.

Independence of the members of the board of directors and the supervisory committee

The members of the board of directors and the supervisory committee of a public company such as us must inform the CNV within ten days from the date of their appointment whether such members of the board of directors or the supervisory committee are “independent.” A director shall not be considered independent in certain situations, including where a director (i) owns a 35% equity interest in a company, or a lesser interest if such director has the right to appoint one or more directors of a company (hereinafter ‘‘significant participation’’) or has a significant participation in a corporation having a significant participation in the company or a significant influence in the company, (ii) depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence, (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from, a company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence; (v) directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrati ve body; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Hugo Raúl Garnero qualify as independent members of the board of directors under these criteria.

For information on the expiration of current terms see “Item 6.A .”

For information on service contracts with directors providing benefits upon termination of employment see Item “6.B Compensation.”

Supervisory committee

Our bylaws provide for a supervisory committee, which consists of three syndics and three alternate syndics that serve for a term of one fiscal year. Pursuant to the Argentine corporate law, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as syndics of an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with Argentine corporate law, the bylaws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) attending meetings of the board of directors, management committee and shareholders, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the board of directors and (iii) investigating written complaints of shareholders. In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the directors.

The following table sets forth certain relevant information of the members of our supervisory committee, each who have terms that expire in April 2007.

Name	Position	Age	Year of Appointment	Current Term Ends

Fernando Aner	Syndic	53	2006	April 2007
Santiago Marcelo Maidana	Syndic	76	2006	April 2007
Ladislao Szekely	Syndic	52	2006	April 2007
Alejandro Almarza	Alternate syndic	48	2006	April 2007
Horacio Della Rocca	Alternate syndic	52	2006	April 2007
Alejandro Carlos Piazza	Alternate syndic	51	2006	April 2007

Set forth below are brief biographical descriptions of the members of our supervisory committee.

Herman Fernando Aner is a syndic on our supervisory committee. Mr. Aner holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Aner also serves as syndic of Nuevo Banco Suquía, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Aner was admitted to the Accountants Professional Association of the City of Buenos Aires in 1981.

Santiago Marcelo Maidana is a syndic on our supervisory committee. Mr. Maidana holds a law degree from the University of Buenos Aires in Argentina. Mr. Maidana was admitted to the Bar of the City of Buenos Aires in 1957.

Ladislao Szekely is a syndic on our supervisory committee. Mr. Szekely holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Szekely also serves as syndic of Nuevo Banco Suquía, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Szekely was admitted to the Accountants Professional Association of the City of Buenos Aires in 1979.

Alejandro Almarza is an alternate syndic on our supervisory committee. Mr. Almarza holds a public accountant degree from the University of Buenos Aires in Argentina. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Horacio Della Rocca is an alternate syndic on our supervisory committee. Mr. Della Rocca holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Della Rocca was admitted to the Accountants Professional Association of the City of Buenos Aires in 1977.

Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as an alternate syndic of Nuevo Banco Suquía, Macro Securities S.A. Sociedad de Bolsa, Macro Valores S.A.and Sud Inversiones y Análisis S.A.

Audit committee

Our audit committee is comprised of three directors, two of whom have independent status according to CNV rules, and one alternate directors, who is independent. The Argentine independence standards under CNV rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.

All of the members of our audit committee who were most recently appointed through a resolution of the board of directors dated May 12, 2006 were elected for one-fiscal year renewable terms.

The audit committee is responsible for the fulfillment of the duties within its powers, as set forth under the Argentine Decree No. 677/2001, including, among others, the following: (i) delivering an opinion regarding the board of director’s proposal of appointment of our external auditors and controlling their independent status, (ii) supervising the correct performance of our internal control and accounting systems, (iii) supervising the observance of the policies regarding information about our risk management, and (iv) delivering an opinion regarding transactions with related parties or transactions that may threaten any conflicts of interest. Furthermore, the audit committee has unlimited access to our books and registers and a right to request as much information as necessary for the performance of its duties.

The following table sets forth certain relevant information of the members of the audit committee, each of whom their current term ends in May 2006:

Name	Position	Age	Year of Appointment	Status

Fernando Andrés Sansuste	Chairman	53	2006	Non-independent
Carlos Enrique Videla	Vice-chairman	61	2006	Independent
Alejandro Macfarlane	Member	40	2006	Independent
Hugo Raúl Garnero	Alternate member	59	2006	Independent

Committees reporting to the board of directors and to the CEO and the CFO

The following committees are under the supervision of our board of directors: the internal audit committee, the operations and the systems committee and the senior credit committee.

Internal audit committee. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the relevant financial information and the audit committee’s reports.

The following table sets forth certain relevant information of the members of the internal audit committee.

Name	Position

Juan Pablo Brito Devoto	Director
Fernando Andrés Sansuste	Director
Carlos Enrique Videla	Director (Independent)
Carmen Estévez	Internal audit manager

Operations and systems committee. The operations and systems committee is responsible for the issuance of the operations and systems management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

The following table sets forth certain relevant information of the members of the operations and systems committee.

Name	Position

Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Julia Inés Carreras	Operations and systems manager
Ernesto Eduardo Medina	Finance manager
Milagro Medrano	Planning and management control manager
María Begoña Pérez de Solay	Retail banking manager
Daniel Hugo Violatti	Accountancy manager

Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps.1,000,000 and examines periodic reports related to our loan portfolio.

The following table sets forth certain relevant information of the members of the senior credit committee.

Name	Position

Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice chairman
Jorge Pablo Brito	Director

D. Employees

As of December 31, 2005, we had 5,054 employees, 1,782 of whom worked at our headquarters and the remaining 3,272 at our branches. At December 31, 2005, approximately 97% of our employees were represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our union and non-union employees and have never experienced a work stoppage. In connection with our offer in the public auction for Nuevo Banco Suquía we agreed not to lay off Nuevo Banco Suquía employees, however after the end of the fiscal year, unplanned layoffs occurred, not related to severance plans but to the normal course of business and the bank’s personnel policies. The payments related to the layoffs were immaterial.

	As of December 31,

Employees	2003	2004	2005

Headquarters	1,052	1,594	1,782
Branches	1,762	3,178	3,272

Total	2,814	4,772	5,054

E. Share Ownership

The persons who are currently members of our board of directors, our supervisory committee or are our senior management held as a group 290,515,330 shares of our capital stock as of May 31, 2006. This represented approximately 42.5% of our outstanding capital stock as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Carlos Enrique Videla and Fernando Andrés Sansuste, no member of our board of directors, the supervisory committee or any member of senior management beneficially owned shares as of May 31, 2006.

The following table sets forth the beneficial ownership of our shares by the members of our board of directors, our supervisory committee and members of senior management:

Shareholder Name	Number of shares owned	Percentage of capital stock on a fully-diluted basis (%)

Jorge Horacio Brito	148,020,858	21.64
Delfín Jorge Ezequiel Carballo	133,781,721	19.56
Juan Pablo Brito Devoto	8,691,999	1.27
Carlos Enrique Videla	20,676	0.00
Fernando Andrés Sansuste	76	0.00

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 31, 2006, we had 683,943,437 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 672,707,767 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of May 31, 2006, we had 5,078 holders of record of our shares.

The table below sets forth information concerning the ownership of our Class A and Class B shares as of December 31, 2005, and after giving effect to the global offering, for each of our shareholders that beneficially own 5% or more of our common stock.

	Number of shares		Percentage of

	Class A	Class B	Voting power prior to the offering	Capital stock prior to the offering	Voting power after the offering	Capital stock after the offering

Jorge Horacio Brito(1)(2)	4,110,747	151,596,522	26.3	25.6	20.0	18.9
Delfín Jorge Ezequiel Carballo(1)	3,795,903	133,128,606	22.5	22.5	17.7	16.7
Fernando Andrés Sansuste	2,015,826	60,427,017	10.8	10.3	8.2	7.6
Juan Pablo Brito Devoto(2)	281,590	10,682,219	1.8	1.8	1.4	1.3
Other Shareholders	1,031,604	241,873,403	39.9	39.9	52.7	55.5
Total	11,235,670	597,707,767	100.0	100.0	100.0	100.0

(1)	Mssrs. Brito and Carballo are brothers-in-law.
(2)	Mssrs. Brito and Brito Devoto are cousins.

The table below represents the evolution of our capital stock and the material changes in equity participation of the controlling shareholders, in both cases, since June 30, 2002.

Date	Capital Stock (Ps.)	Event	Controlling Shareholders

June 30, 2002	64,410,357	Capital increase	Banco Macro S.A. 59.58%
January 31, 2003	455,242,646	Capitalization of irrevocable capital contributions	Banco Macro S.A. 81.23%
December 31, 2003	608,943,437	Merger with Banco Macro S.A.	Jorge H. Brito 30.93%
			Delfín Jorge Ezequiel Carballo 25.73%
			Fernando Andrés Sansuste 11.75%
			Juan Pablo Brito Devoto 2.12%
March 23, 2006	683,943,437	Capital Increase	Jorge H. Brito 18.9%
			Delfín Jorge Ezequiel Carballo 16.7%
			Fernando Andrés Sansuste 7.6%
			Juan Pablo Brito Devoto 1.3%
May 12, 2006	683,943,437	Transference of shares	Jorge H. Brito 21.64%
			Delfín Jorge Ezequiel Carballo 19.56%
			Juan Pablo Brito Devoto 1.27%

B. Related party transactions

We are not party to any transactions with, and have not made any loans to, any of our directors, key management personnel or other related persons, nor are there any proposed transactions with such persons, except for those permitted by applicable law. Some of our directors have been involved in certain credit transactions with us. The Argentine Corporations’ Law and Central Bank regulations allow directors of a corporation to enter into a transaction with such corporation if the transaction is in line with prevailing market practice. Additionally, lending to persons or entities affiliated with us is subject to the regulations of the Central Bank. These regulations set limits on the amount of credit that can be extended to affiliates based on, among other things, a percentage of our adjusted shareholders’ equity.

We are required by the Central Bank to present, on a monthly basis, a list of the outstanding amount of credit advanced to directors, controlling shareholders, officers and other related entities that is recorded in the minute book of the Board of Directors. Central Bank Rules establish that loans to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public.

For each of December 31, 2005, 2004, 2003 and 2002, an aggregate of Ps.92.6 million, Ps.66.8 million, Ps.26.2 million and Ps.17.0 million, respectively, in financial assistance granted by us (credit, including guarantees granted) was outstanding to related parties. ‘‘Related parties’’ is defined as our directors, our senior officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated. The single largest amount of financial assistance outstanding as of December 31, 2005, was Ps.42.21 million to Inversores Juramento S.A., a company owned by our controlling shareholders.

C. Interest of experts and councel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

Dividend Policy

Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock rank pari passu with respect to the payment of dividends.

The following table sets forth the cash dividends paid to our shareholders in 2004, 2005 and 2006. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share	Aggregate Dividend Payment

		(in pesos)	(in millions of pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4

Holders of the ADSs will be entitled to receive any dividends payable in respect of the underlying Class B shares. We intend to pay cash dividends to the depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including U.S. dollars. The deposit agreement provides that the depositary will convert cash dividends received by the depositary in pesos to U.S. dollars and, after a deduction or upon payment of fees and expenses of the depositary, will make payment to holders of the ADSs in U.S. dollars.

Central Bank and contractual limitations on distribution of dividends

Central Bank Communication A4152 requires the prior authorization of the Central Bank for the distribution of dividends by banks. In order to calculate the amount available for distribution, the Central Bank requires banks to subtract from retained earnings the difference between the technical value of holdings of BODEN 2007, BODEN 2012 and BODEN 2013 in the financial statements and their market value. In addition, the Central Bank requires banks to subtract from unappropriated retained earnings amounts related to minimum presumed income tax that are carried as an asset.

By means of an authorization dated April 18, 2005, the Central Bank approved the distribution of dividends corresponding to our fiscal year ended December 31, 2004. Through another authorization dated April 21, 2006, the Central Bank approved the distribution of dividends corresponding to our fiscal year ended December 31, 2005.

As a result of an agreement executed between us and the Fondo Fiduciario de Asistencia a Entidades Financieras y Seguros with respect to a subordinated bond with Ps.16 million outstanding, we are not allowed to distribute dividends in cash in an amount higher than 50% of our net income. Additionally, if we distribute more than 25% of our net income, we are required to prepay our subordinated bond in an amount equal to 50% of the total amount to be distributed as cash dividends.

Amounts available for distribution and distribution approval process

Under Argentine corporate law, declaration and payment of annual dividends, to the extent funds are legally available, is determined by our shareholders at the annual ordinary shareholders’ meeting. Generally, but not necessarily, the board of directors makes a recommendation with respect to the payment of dividends.

Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements according to Central Bank Rules and approved by a shareholders’ meeting as described below.

The board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by the supervisory committee, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve the financial statements and determine the allocation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends.

Legal reserve requirement

According to Law N°. 21,526, Ley de Entidades Financieras, Argentine Financial Institutions Law, and Central Bank regulations, we are required to maintain a legal reserve of 20% of our yearly income plus or minus the results of prior years. The legal reserve is not available for distribution to shareholders. Under Argentine corporate law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement, (ii) to pay the accrued fees of the members of the board of directors and statutory supervisory committee; (iii) to pay fixed dividends, which shall be applied first to pending and unpaid dividends and holders of preferred stock (if applicable); (iv) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and (v) the remainder of the net income for the year may be distributed as dividends on common stock or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low closing prices in pesos for our Class B shares on the Buenos Aires Stock Exchange for the periods indicated:

	Ps. per Class B Share

Banco Macro Bansud	High	Low

2006:
January	5.86	5.32
February	6.06	5.62
March	7.00	5.85
April	7.14	6.65
May	7.37	5.93
2005:
1st quarter	4.35	3.47
2nd quarter	4.28	3.58
3rd quarter	5.31	3.60
4th quarter	5.45	4.65
December	5.45	4.66
2004:
1st quarter	3.69	2.51
2nd quarter	3.48	2.19
3rd quarter	3.33	2.68
4th quarter	3.76	3.12

Source: Buenos Aires Stock Exchange Bulletin.

(1)	Based on a ratio of ten Class B shares for each ADS and the exchange reference rate quoted by the Central Bank of pesos to U.S. dollars at the close of the last day of each period presented.

Banco Macro and Banco Bansud merged in December 2003 and began trading on December 24, 2003 under the symbol “BSUD.” In January 2002, we acquired a controlling interest in the former Banco Bansud, but the shares of the two banks traded separately until their merger.

The table below sets forth the high and low closing prices in pesos and the average daily trading volumes for the common shares of Banco Macro on the Buenos Aires Stock Exchange for the periods indicated:

Banco Macro

	Ps. per Share

	High	Low

2003:
1st quarter	17.20	16.00
2nd quarter	28.70	20.00
3rd quarter	30.50	26.00
4th quarter	41.30	30.00
2002:
1st quarter	—	—
2nd quarter	4.10	3.40
3rd quarter	—	—
4th quarter	17.60	10.00
2001:
1st quarter	4.25	4.50
2nd quarter	4.00	4.00
3rd quarter	4.00	3.40
4th quarter	3.40	3.40

Source: Buenos Aires Stock Exchange Bulletin.

The table below sets forth the high and low closing prices in pesos and the average daily trading volumes for the Class B shares of Banco Bansud on the Buenos Aires Stock Exchange for the periods indicated:

Banco Bansud

	Ps. per Class B Share

	High	Low

2003:
1st quarter	1.65	1.04
2nd quarter	2.20	1.45
3rd quarter	2.16	1.80
4th quarter	2.99	2.05
2002:
1st quarter	0.70	0.33
2nd quarter	0.55	0.30
3rd quarter	1.06	0.46
4th quarter	1.74	0.90
2001:
1st quarter	1.74	0.90
2nd quarter	1.31	0.80
3rd quarter	1.07	0.30
4th quarter	0.54	0.30

Source: Buenos Aires Stock Exchange Bulletin.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the quarterly high and low market prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

	US$. per ADS

Banco Macro Bansud	High	Low

2006:
March	23.35	22.38
April	23.60	21.86
May	24.54	19.55

Source: Reuters

B. Plan of Distribution

Not applicable.

C. Markets

Our Class B shares are currently traded on the Buenos Aires Stock Exchange under the symbol ‘BSUD’. Additionally, our ADSs are trading on the NYSE since March 24, 2006 under the symbol “BMA.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Buenos Aires, Argentina, under Nr. 1154 of Book 2, Volume 75 of Sociedades Anónimas.

As of December 31, 2005, our capital stock consists of Ps.608,943,437, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 597,707,767 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.

As of May 31, 2006, our capital stock consists of Ps.683,943,437, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 672,707,767 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.

Under our bylaws, we may issue different classes of shares of common stock entitled with one to five votes per share.

However, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid. Our Class B shares have been listed on the Buenos Aires Stock Exchange since 1993. Our ADSs have been listed in the New York Stock Exchange since March 24, 2006. Holders of Class A shares are permitted to convert their shares into Class B shares on a one-for-one basis.

Corporate purpose

Our bylaws sets forth that our corporate purpose is to engage within or outside of Argentina in any banking transaction contemplated and authorized under the FIL, and other laws, rules and regulations governing banking activities in the place of performance, under the guidelines and with prior authorization, if appropriate, of the Central Bank. In addition, we are capable of acting as an agent in connection with securities in the open market, and in any exchange transactions contemplated under the legal provisions in effect governing the activity, under the guidelines and with the prior authorization, if appropriate, of the , CNV. To that effect, we have full legal capacity to develop rights, incur obligations, and execute any kind of act and transaction related thereto. Furthermore, we are capable of having interests in other domestic or foreign financial institutions with the prior authorization of the Central Bank.

Shareholders’ liability

Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under Argentine corporate law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also ‘‘Risk Factors—Our shareholders may be subject to liability for certain votes of their securities’’.

Redemption and rights of withdrawal

Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders’ meeting. Any shares so redeemed must be cancelled by us. Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs. Appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our stock or to continue following a mandatory delisting, in which case the payment period is reduced to 60 days from the resolution date.

Preemptive and accretion rights

In the event of a capital increase, a holder of existing common shares of a given class has a preemptive right to subscribe for a number of shares of the same class sufficient to maintain the holder’s existing proportionate holdings of shares of that class.

In addition, shareholders are entitled to the right to subscribe on pro-rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering, known as accretion rights.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to Argentine corporate law, in the case of public companies, such 30-day period may be reduced to a minimum of ten days if so approved by the company’s shareholders at an extraordinary shareholder’s meeting.

Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

Voting rights

Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders and Class B shares entitle the holders thereof to one vote per share. However, according to Argentine corporate law, shares entitle the holder to only one vote per share to vote the approval of: an early dissolution, a merger or spin-off when we are not the surviving entity, a reduction of capital stock and redemption of shares, a transformation from one type of entity to another, a limitation of shareholders’ preemptive rights, a transfer of our domicile outside Argentina, and a fundamental change of our corporate purpose set forth in our bylaws. In such cases Class A shares are entitled to only one vote per share and Class B shares are entitled to only one vote per share. In addition, pursuant to Argentine applicable law, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share.

Registration requirements of foreign companies that hold class b shares directly

Under Argentine regulations, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the IGJ to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder’s main activity is conducted outside of Argentina.

Liquidation rights

In the case of our liquidation or dissolution we are requested to communicate such event to the Central Bank, and our assets will be applied to satisfy our outstanding liabilities and proportionally distributed first among our holders of preferred stock as per the terms of the preferred stock, if any. If any surplus remains, it will be proportionally distributed among holders of our common stock.

Ordinary and extraordinary meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporation Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the statutory audit committee and election and remuneration of directors and members of the statutory audit committee. In addition, pursuant to Decree 677/2001, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business;

(ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation of shareholders’ preemptive rights.

Notices of meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

Quorum and voting requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a second meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a second meeting may be held, for which the quorum is 20% of the shares entitled to vote.

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes non-voting preferred shares shall have voting rights), without application of multiple votes, is required at both the first and second meeting for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) our anticipated dissolution, (iv) the total or partial redemption of shares, (v) our merger or spin-off, if we are not the surviving entity, or (vi) the transformation of our corporate legal status, in which cases resolutions shall be adopted by the affirmative vote of the majority of shares with the right to vote. Preferred shares will be entitled to one vote in this circumstances.

Shareholders’ meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores S.A. at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the statutory audit committee, officers or employees.

Election of directors

Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for one fiscal year. At the shareholders’ meeting on September 26, 2005, any director so appointed will serve for one fiscal year. At the shareholders’ meeting on September 26, 2005, our shareholders adopted an amendment to our bylaws that modifies the term for service and the process of election of directors. According to the amendment, each director’s term will be three fiscal years. If the shareholders elect more than eight board members, each director will be re-elected as a staggered board. At the time of the first annual meeting after the approval of the amendment in which the shareholders decide to elect more than eight board members, the shareholders will designate approximately one-third of the directors to be reelected one year later, one-third to be reelected two years later, and one-third to be reelected three years later. Each group must contain at least three directors. After the first term, directors shall be elected for three-year terms.

Anti-takeover provisions

Our bylaws do not contain any provision that would (i) oblige us to disclose information regarding our shareholders; (ii) have the effect of delaying, deferring or preventing a change in control, the last of which may happen only in the event of a merger, acquisition or public offering for acquisition.

Form and transfer

Our current capital stock is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores in the stock registry of the company carried by Caja de Valores or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores, or with the participants of the Caja de Valores. Caja de Valores is in charge of maintaining a stock registry on our behalf based on information received from shareholders that chose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores, and in accordance with Argentine law only those holders listed in the stock registry either directly or through participants of the Caja de Valores will be recognized as shareholders. Shares held by participants of the Caja de Valores have the same rights as shares recorded in our shareholders’ register.

C. Material Contracts

None.

D. Exchange controls

On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the peso to float. The shortage of U.S. dollars and their heightened demand caused the peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80 per US$1.00 to an exchange rate of Ps. Ps. 3.0868 per US$1.00 at May 31, 2006.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate again in the future, particularly while the restructuring of a substantial portion of Argentina’s foreign debt remains unresolved. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange Rates (1)

	High	Low	Average (2)	Period-End

2000	1.0000	1.0000	1.0000	1.0000
2001	1.0000	1.0000	1.0000	1.0000
2002	3.8675	1.0000	2.9785	3.3630
2003	3.3625	2.7485	2.9493	2.9330
2004	3.0718	2.8037	2.9424	2.9738
2005	3.0523	2.8592	2.9230	3.0315
December 2005	3.0523	2.9700	3.0145	3.0315
January 2006	3.0337	3.0305	3.0459	3.0637
February 2006	3.0757	3.0625	3.0689	3.0728
February 2006	3.0757	3.0625	3.0689	3.0728
March 2006	3.0830	3.0670	3.0770	3.0820
April 2006	3.0850	3.0390	3.0660	3.0480
May 2006	3.0808	3.0367	3.0518	3.0808

(1)	Until June 2002, asked closing quotations as quoted by Banco de la Nació n Argentina. Since July 2002, the reference exchange rate as published by the Central Bank.
(2)	Based on daily averages.

In 2001 and 2002 and until February 11, 2003, the Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003, 2004 and 2005, the government substantially eased these restrictions.

However, on June 26, 2003, the government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, on June 10, 2005 the government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds, including capital contributions, must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-interest bearing account for 365 calendar days. These restrictions do not apply to the proceeds received by us from the global offering.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs.  This discussion applies only to beneficial owners of Class B shares or ADSs that are ‘‘U.S. holders’’ (as defined below) that hold Class B shares or ADSs as ‘‘capital assets’’ (generally, property held for investment).  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.  This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular holder, and you are urged to consult your own tax advisor regarding your specific tax situation.  The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	traders in securities that elect to mark to market;

•	certain financial institutions;

•	partnerships or other pass-through entities;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	holders that hold Class B shares or ADSs as part of a hedge, straddle, conversion transaction, constructive sale transaction, or other integrated transaction;

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our shares;

•	real estate investment trusts; or

•	regulated investment companies.

This discussion does not address the alternative minimum tax consequences of holding Class B shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our Class B shares or ADSs.  Moreover, this discussion does not address the state, local, or non-U.S. income or other tax consequences of an investment in our Class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.

We are uncertain whether we are currently a passive foreign investment company (“PFIC”) or will be a PFIC in a future tax year.  As discussed below under “Passive Foreign Investment Companies,” the application of the PFIC rules to banks is unclear under present federal U.S. federal income tax law.  A determination that we are a PFIC will generally result in unfavorable consequences to a U.S. holder.  You should carefully consider the discussion under “Passive Foreign Investment Companies” and consult your own tax advisor regarding the consequences of investing in a PFIC.  Unless otherwise noted, the following discussion assumes that we are not a PFIC.

You should also consult your own tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences of purchasing, owning, and disposing of our Class B shares or ADSs in your particular circumstances.

For the purposes of this discussion, you are a ‘‘U.S. holder’’ if you are a beneficial owner of Class B shares or ADSs and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds our Class B shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  A prospective investor who is a partner of a partnership holding our shares should consult its own tax advisor.

In general, for U.S. federal income tax purposes, U.S. holders that are beneficial owners of ADSs will be treated as the beneficial owners of the Class B shares represented by those ADSs.

Taxation of Dividends. Distributions of cash with respect to the Class B shares or ADSs (other than distributions in redemption of the Class B shares that are treated as sales or exchanges under Section 302(b) of the Code or upon our liquidation) will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the Class B shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on our future profitability and other factors, many of which are beyond our control.

We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles.  Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes.  As used below, the term ‘‘dividend’’ means a distribution that constitutes a dividend for U.S. federal income tax purposes.  In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:

•	the Class B shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder; or

•	the Class B shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary;

and, in either case, these dividends will not be eligible for the dividends received deduction allowed to corporations.  To the extent that a distribution by us exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the Class B shares or ADSs, and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at a maximum rate of 15% under current law if the dividends represent ‘‘qualified dividend income.’’  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  Under current guidance recently issued by the Internal Revenue Service (‘‘IRS’’), the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance.  See below for a discussion of our potential PFIC classification.

Based on existing IRS guidance, it is not entirely clear whether dividends received with respect to the Class B shares will be treated as qualified dividend income, because the Class B shares are not themselves listed on a U. S. exchange.  In addition, the U.S. Treasury Department has announced its intention to promulgate additional procedures pursuant to which holders of ADSs or Class B stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in the light of your own particular circumstances.

Dividends paid in pesos will be includible in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of Class B shares, or the depositary, in the case of Class B shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars.  If dividends paid in pesos are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss.  However, U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any pesos received by the U.S. holder or the depositary are not converted into U.S. dollars on the date of receipt.

Dividends received by most U.S. holders will constitute foreign source ‘‘passive income’’ or, in the case of some U.S. holders such as banks, ‘‘financial services income’’ for U.S. foreign tax credit purposes. U.S holders should note, however, that recently enacted legislation eliminates the ‘‘financial services income’’ category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to ‘‘passive category income’’ and ‘‘general category income.’’ Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign income taxes and certain exceptions for short-term and hedged positions, an Argentine withholding tax would be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes).

The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS.

Taxation of Capital Gains. Deposits and withdrawals of Class B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Argentine tax) on the taxable disposition and such U.S. holder’s adjusted basis in the Class B shares or the ADSs. Capital gains of certain non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation. For example, for capital assets held for over one year, the maximum rate of tax under current law generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

If Argentine withholding tax is imposed on the sale or disposition of Class B shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Argentine withholding tax. The availability of U.S. foreign tax credits for these Argentine taxes and any Argentine taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. In particular, because any gain from the sale or other disposition of Class B Shares or ADSs generally will be treated as U.S. source income, a U.S. holder may not be able to fully utilize its U.S. foreign tax credits in respect of such Argentine withholding taxes unless such U.S. holder has other income from foreign sources. U.S. holders are urged to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, Class B shares or ADSs.

Passive Foreign Investment Companies. U.S. holders should carefully consider the discussion below regarding our potential treatment as a PFIC for U.S. federal income tax purposes.

In general, if during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the ‘‘passive assets’’ of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business.

We are unable to determine if we are a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the ‘‘active bank exception’’). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

Because final regulations have not been issued and because the notice and the proposed regulations are inconsistent, our status under the PFIC rules is subject to considerable uncertainty. While we conduct, and intend to continue to conduct, a significant banking business, there can be no assurance that we will satisfy the specific requirements for the active bank exception under either the IRS notice or the proposed regulations. In this regard, we presently derive significant income from securities that may not constitute banking income for purposes of the active bank exception. Accordingly, U.S. holders could be subject to U.S. federal income tax under the rules described below. U.S. holders should consult their tax advisors regarding this issue.

If we are treated as a PFIC for any taxable year, a U.S. holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Class B shares or ADSs, and (b) any ‘‘excess distribution’’ made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Class B shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the Class B shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Class B shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Class B shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income.

A U.S. holder may mitigate these effects by electing mark-to-market treatment for its ADSs or Class B shares, provided the relevant shares constitute ‘‘marketable stock’’ as defined in Treasury regulations. Our ADSs and our Class B shares will be ‘‘marketable stock’’ if they are ‘‘regularly traded’’ on a ‘‘qualified exchange or other market’’. The term ‘‘qualified exchange or other market’’ includes the New York Stock Exchange. Our ADSs will be ‘‘regularly traded’’ if they are traded on at least 15 days during each calendar quarter, other than in de minimis quantities. For the calendar year of our initial public offering, our ADSs will be regularly traded if they are regularly traded, other than in de minimis amounts, on one-sixth of the days remaining in the quarter in which the offering occurred, and on at least 15 days during each remaining quarter of the calendar year. No assurance can be provided that our ADSs will be characterized as regularly traded on a qualified exchange or other market for this purpose. Our Class B shares will be treated as listed on a ‘‘qualified exchange or other market’’ for purposes of the relevant Treasury regulations if the exchange on which they are listed has sufficient trading volume, listing, financial disclosure and surveillance, is regulated or supervised by a governmental authority of the country in which the market is located, and meets certain other characteristics. It is unclear whether the Buenos Aires Stock Exchange would meet these requirements and whether there would be sufficient trading of the Class B shares for the Class B shares to be characterized as ‘‘regularly traded.’’ It is therefore unclear whether a U.S. holder would be able to elect mark-to-market treatment for the Class B shares.

A U.S. holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the Class B shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. holder would be allowed an ordinary deduction for any decrease in the value of Class B shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included market-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of Class B shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. holder’s tax basis in Class B shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime.

A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. holder during which the Class B shares or ADSs are regularly traded on a qualifying exchange, unless revoked with the IRS’s consent.

If we are characterized as a PFIC and, at any time, we have non-U.S. subsidiaries that are classified as PFICs, U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are characterized as a PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either

(1)	we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or

(2)

the U.S. holder disposes of all or part of its Class B shares or ADSs. A mark-to-market election under the PFIC rules with respect to shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Furthermore, if we are characterized as a PFIC, a U.S. holder will be required to file an IRS Form 8621.

Information Reporting and Backup Withholding. Information reporting requirements will apply to dividends in respect of the Class B shares or ADSs or the proceeds from the sale, exchange, or redemption of the Class B shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). A 28% backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Material Argentine Tax Considerations

The following discussion is a summary of the of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs.

Dividends tax. Dividends paid on our Class B shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income at the previous fiscal period which are subject to withholding at the rate of 35% applicable on such excess and regarding both local and foreign shareholders.

Capital gains tax. Due to the amendments made to the Argentine Income Tax Law by Law 25,414, Decree 493/2001 (the “AITL”) and the abrogation of Law 25,414 by 25,556, it is not clear whether certain amendments are in effect. Although opinion No. 351 of the National Treasury General Attorney Office solved the most important matters related to capital gains, certain issues still remain unclear.

•

Resident individuals. Pursuant to a reasonable construction of the AITL: (i) income obtained from the sale, exchange or other disposition of our Class B shares or ADSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax; and (ii) although there still exists uncertainty regarding this issue, income obtained from the sale, exchange or other disposition of our Class B shares or ADSs by resident individuals who sell or dispose of Argentine shares on a regular basis should be exempt from Argentine income tax.

•

Foreign beneficiaries. Capital gains obtained by non-residents or foreign entities from the sale, exchange or other disposition of our Class B shares or ADSs are exempt from income tax. Pursuant to a reasonable construction of the AITL, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as offshore entities.

•

Local entities. Capital gains obtained by Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of our Class B shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of our Class B shares or ADSs can be offset against the same type of income.

Personal assets tax. Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders.

Value added tax. The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes. The sale, exchange or other disposition of our Class B shares or ADSs is not subject to transfer taxes.

Stamp taxes. Argentine residents may be subject to stamp tax in certain Argentine provinces in case transfer of our Class B shares or ADSs is performed or executed in such jurisdiction by means of written agreements. No stamp taxes are levied in the City of Buenos Aires.

Other taxes. There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class B shares or ADSs.

Tax treaties. Argentina has signed tax treaties for the avoidance of double taxation with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are required to file annual reports, including exhibits, and other information with the SEC and to furnish interim information on Form 6-K. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

We are subject to the reporting requirements of the Exchange Act of 1934, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with Central Bank Rules. Our annual consolidated financial statements are certified by an independent accounting firm.

We have appointed The Bank of New York to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:

•	our annual reports; and

•	summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, New York, New York 10286.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Market risk

Market risk is the risk of loss arising from fluctuations in financial markets variables, such as foreign exchange rates and other rates or prices. This risk is a consequence of our lending, trading and investments businesses and mainly consists of interest rate risk and foreign exchange risk.

We evaluate, upgrade and improve market risks measurements and controls on a daily basis. In order to measure significant market risks (whether they arise in trading or non-trading portfolios), we use the value at risk methodology, or VaR. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of our portfolios, including interest rates, foreign exchange rates, securities prices, volatility and any correlation among them. VaR is an estimation of potential losses that could arise from reasonably likely adverse changes in market conditions. It expresses the maximum amount of loss expected (given a confidence interval) over a specified time period, or “time horizon,” if that portfolio were held unchanged over that time period.

All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaR models is therefore continuously monitored. As calculated, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a five-day time horizon at a one-tailed 99% confidence interval. We assume a five-day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison.

The following table and graph shows the five-day 99% confidence VaR for our combined trading portfolios for 2005 (in millions of pesos):

Minimum	19.6
Maximum	33.1
Average	26.4
As of December 31, 2005	21.0

In order to take advantage of good trading opportunities, we have sometimes increased risk; however during periods of uncertainty, we have also reduced it. The main source of our VaR is our fixed rate securities portfolio.

Interest rate risk

Interest rate risk is the effect on our net interest income of fluctuations of market interest rates. Sensitivity to interest rates arises in our normal course of business as the repricing characteristics of our interest-earning assets do not necessarily match those of our interest-bearing deposits and other borrowings. The repricing structure of assets and liabilities is matched when an equal amount of assets and liabilities are repriced for any given period. Any excess of assets or liabilities over these matched items results in a gap or mismatch.

Our interest rate sensitivity analysis measures the risk arising from the different sensitivities of assets and liabilities when interest rate changes occur. It covers all the assets and liabilities, excluding trading portfolios. In this case, our VaR model or maximum potential loss in the net economic value of the portfolio of assets and liabilities due to interest rate risk increases, considering a three-month time horizon and a confidence level of 99%.

Our methodology also captures the real interest rate risk, that is the risk arising from the mismatch produced as a consequence of an imperfect correlation between inflation rate movements and financing interest rate variations.

The following chart shows the three-month 99% confidence VaR for our combined trading portfolios for 2005 (in millions of pesos):

Minimum	3.6
Maximum	43.6
Average	22.5
As of December 31, 2005	15.1

Our gap position refers to the mismatch of interest-earning assets and interest-bearing liabilities and is described in the table below.

The following table shows our exposure to a positive interest rate gap:

	Remaining Maturity at December 31, 2005

	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total(2)

	(In thousands of pesos, except percentages)
Interest-earning assets
Interest-bearing deposits in Central Bank	619,710	0	0	0	619,710
Interest-bearing deposits in other banks	222,807	0	0	0	222,807
Government Securities	1,888,379	812,329	158,561	73,105	2,932,374
Goods in financial leasing	37,573	104,043	4,649	0	146,265
Loans to the Public Sector(1)	49,936	115,030	336,561	143,815	645,342
Loans to the Private and Financial Sector(1)	2,073,330	839,562	113,926	2,492	3,029,310
Other Assets	170,309	13,926	1,674	190,237	376,146

Total Interest-Earning Assets	5,062,044	1,884,890	615,371	409,649	7,971,954

Interest-bearing liabilities
Savings	(1,184,943)	0	0	0	(1,184,943)
Certificates of Deposits	(3,536,530)	(1,604)	(13)	0	(3,538,147)
Investments Accounts	(30,322)	0	0	0	(30,322)
Subordinated corporate bonds	(9,299)	(2,748)	0	0	(12,047)
Liabilities with Central Bank	(34,353)	(122,269)	(60,889)	0	(217,511)
Liabilities with local financial companies	(3,480)	(9,136)	(18,785)	(10,858)	(42,259)
Liabilities with Banks and international Organizations	(158,544)	0	0	0	(158,544)
Other Liabilities	(355,463)	0	0	0	(355,463)

Total Interest-Bearing Liabilities	(5,312,934)	(135,757)	(79,687)	(10,858)	(5,539,236)

Asset/Liability Gap	(250,890)	1,749,133	535,684	398,791	2,432,718
Cumulative Asset/Liability Gap	(250,890)	1,498,243	2,033,927	2,432,718
Cumulative sensitivity gap as a percentage of total interest-earning assets	(3.15)%	18.79%	25.51%	30.52%

Additionally, the following tables detail our exposure to an interest rate gap, including CER-adjusted securities, which may differ from ordinary interest rate securities behavior. We maintain a positive gap in CER-adjusted securities represented mainly by public sector loans and bonds. Therefore, we benefit from increases in the inflation rate.

The table below shows our exposure to a interest rate gap in pesos:

	Remaining Maturity at December 31, 2005

	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total(2)

	(in thousands of pesos, except percentages)
Interest-earning assets in national currency
Interest-bearing deposits in Central Bank	206,898	0	0	0	206,898
Interest-bearing deposits in other banks	12,207	0	0	0	12,207
Government Securities	1,845,270	700,349	104,738	73,018	2,723,375
Goods in financial leasing	37,573	104,043	4,649	0	146,265
Loans to the Public Sector(1)	49,936	115,030	336,561	143,815	645,342
Loans to the Private and Financial Sector(1)	1,642,937	781,856	60,612	2,492	2,487,897
Other Assets	148,427	13,744	1,482	145,168	308,821

Total Interest-Earning Assets	3,943,248	1,715,022	508,042	364,493	6,530,805

Interest-bearing liabilities in national currency
Savings	(1,037,779)	0	0	0	(1,037,779)
Certificates of Deposits	(2,670,983)	(1,433)	(13)	0	(2,672,429)
Investments Accounts	(30,198)	0	0	0	(30,198)
Subordinated corporate bonds	(3,839)	(2,748)	0	0	(6,587)
Liabilities with Central Bank	(34,278)	(122,269)	(60,889)	0	(217,436)
Liabilities with local financial companies	(3,480)	(9,136)	(18,785)	(10,858)	(42,259)
Other Liabilities	(290,777)	0	0	0	(290,777)

Total Interest-Bearing Liabilities	(4,071,334)	(135,586)	(79,687)	(10,858)	(4,297,465)

Asset/Liability Gap	(128,086)	1,579,436	428,355	353,635	2,233,340
Cumulative Asset/Liability Gap	(128,086)	1,451,350	1,879,705	2,233,340
Cumulative sensitivity gap as a percentage of total interest-earning assets	(1.96)%	22.22%	28.78%	34.20%

The table below shows our exposure to an interest rate gap in foreign currency:

	Remaining Maturity at December 31, 2005

	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total(2)

	(In thousands of pesos, except percentages)
Interest-earning assets in foreign currency
Interest bearing deposits in Central Bank	412,812	0	0	0	412,812
Interest bearing deposits in other banks	210,600	0	0	0	210,600
Government Securities	43,109	111,980	53,823	87	208,999
Loans to the Private and Financial Sector(1)	430,393	57,706	53,314	0	541,413
Other Assets	21,882	182	192	45,069	67,325

Total Interest-Earning Assets	1,118,796	169,868	107,329	45,156	1,441,149

Interest-bearing liabilities in foreign currency
Savings	(147,164)	0	0	0	(147,164)
Certificates of Deposits	(865,547)	(171)	0	0	(865,718)
Investments Accounts	(124)	0	0	0	(124)
Subordinated corporate bonds	(5,460)	0	0	0	(5,460)
Liabilities with Central Bank	(75)	0	0	0	(75)
Liabilities with Banks and international organizations	(158,544)	0	0	0	(158,544)
Other liabilities	(64,686)	0	0	0	(64,686)

Total Interest Bearing Liabilities	(1,241,600)	(171)	0	0	(1,241,771)

Asset/Liability Gap	(122,804)	169,697	107,329	45,156	199,378
Cumulative Asset/Liability Gap	(122,804)	46,893	154,222	199,378
Cumulative sensitive gap as a percentage of total interest-earning assets	(8.52)%	3.25%	10.70%	13.83%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.
(2)	Includes instruments issued by the Central Bank.

Foreign exchange risk

As from May 2003, the US dollar has been included as a risk factor for the calculation of market risk requirement, considering all assets and liabilities in that currency. At December 31, 2005, our total net asset foreign currency position was approximately Ps.350 million and this position generated a Value at risk of around 4.8 million pesos as of that date.

Equity and commodity price risk

Equity and commodity price risks are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of December 31, 2005, we were not a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”) and were not subject to the requirements of the Sarbanes-Oxley Act of 2002. In light of these facts, our Chief Executive Officer and Chief Financial Officer did not evaluate our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act) as of December 31, 2005, and they are unable to determine whether our disclosure controls and procedures were effective.  As of the date of this report, we, including our Chief Executive Officer and Chief Financial Officer, have designed disclosure controls and procedures to ensure that material information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving the control objectives.

In 2005 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2005 are detailed below.

For the year ended December 31,

Thousands of Pesos	2005

Audit Fees	4,697
Audit Related Fees	88

All Other Fees	75

Total	4,860

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our consolidated financial statements.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fees item above. This item includes fees for attestation services on our financial information.

All Other Fees

Fees disclosed in the table above under “All Other Fees” consisted of other fees paid for professional services.

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-112 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Amended and Restated Bylaws of Banco Macro Bansud S.A., as amended April 28, 2006 (pending approval by the CNV).

2.1

Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by Banco Macro S.A. on March 20, 2006 (File No. 333-130901).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein.

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2005, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
BANCO MACRO BANSUD S.A.
Sarmiento 447
City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO BANSUD S.A. (a bank organized under Argentine legislation) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Bank’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco Macro Bansud S.A. and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in accordance with the accounting principles prescribed by the Central Bank of Argentine Republic applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements).

City of Buenos Aires,

June 15, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

NORBERTO M. NACUZZI
Partner

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004
(Stated in thousands of pesos)

	2005	2004

ASSETS
CASH
Cash on hand	346,504	327,959
Due from banks and correspondents	842,518	1,044,197
Other	107	105

	1,189,129	1,372,261

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts	105,416	53,856
Holdings for trading or financial intermediation	164,786	88,940
Unlisted government securities	199,070	839,183
Instruments issued by the Central Bank of Argentina	2,463,102	1,097,580
Investments in listed private securities	59,902	29,649
Less: Allowances	(512)	(2,471)

	2,991,764	2,106,737

LOANS
To the non-financial government sector	645,342	809,577
To the financial sector	80,511	81,812
To the non-financial private sector and foreign residents
Overdrafts	432,772	513,390
Documents	433,748	429,654
Mortgage loans	298,060	231,603
Pledged loans	230,321	180,831
Personal loans	476,917	255,553
Credit cards	241,344	105,117
Other	779,237	412,079
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	72,861	87,528
Less: Unposted payments	(6,050)	—
Less: Unearned discount	(10,411)	(6,759)
Less: Allowances	(247,532)	(225,340)

	3,427,120	2,875,045

OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	99,672	123,291
Amounts receivable from spot and forward sales pending settlement	395,980	733,995
Securities and foreign currency receivable from spot and forward purchases pending settlement	236,609	206,561
Premiums on options taken	32	421
Unlisted corporate bonds	927	928
Other receivables not covered by debtors classification regulations	325,946	756,968
Receivables from forward transactions without delivery of underlying asset	6	931
Other receivables covered by debtors classification regulations	48,516	83,002
Accrued interest receivable not covered by debtors classification regulations	—	657
Less: Allowances	(27,600)	(107,530)

	1,080,088	1,799,224

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004
(Stated in thousands of pesos)

	2005	2004

ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	146,265	60,922
Less: Allowances	(1,470)	(609)

	144,795	60,313

INVESTMENTS IN OTHER COMPANIES
In financial institutions	423	416
Other	14,586	14,825
Less: Allowances	(1,304)	(719)

	13,705	14,522

OTHER RECEIVABLES
Receivables from sale of assets	10,747	1,822
Minimum presumed income tax – Tax credit	53,593	53,933
Other	114,149	85,825
Accrued interest and adjustments receivable from sale of assets	11,767	176
Other accrued interest and adjustments receivable	48	48
Less: Allowances	(18,246)	(6,201)

	172,058	135,603

BANK PREMISES AND EQUIPMENT, NET	223,540	193,864

OTHER ASSETS	174,659	158,142

INTANGIBLE ASSETS
Goodwill	1,646	2,485
Organization and development costs, including amparos	68,445	79,046

	70,091	81,531

ITEMS PENDING ALLOCATION	873	515

TOTAL ASSETS	9,487,822	8,797,757

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004
(Stated in thousands of pesos)

	2005	2004

LIABILITIES
DEPOSITS
From the non-financial government sector	822,687	809,764
From the financial sector	5,208	4,445
From the non-financial private sector and foreign residents
Checking accounts	1,036,175	844,969
Savings accounts	1,100,633	729,234
Time deposits	3,222,011	2,588,546
Investment accounts	29,826	48,598
Other	292,767	225,891
Accrued interest, adjustments, foreign exchange and quoted price differences payable	56,019	67,550

	6,565,326	5,318,997

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	206,352	485,267
Banks and international institutions	154,006	14,668
Amounts payable for spot and forward purchases pending settlement	108,682	153,661
Securities and foreign currency to be delivered under spot and forward sales pending settlement	429,714	754,172
Premiums on options sold	18	—
Financing received from Argentine financial institutions	25,154	56,835
Payables for forward transactions without delivery of underlying asset	64	676
Other	186,371	343,665
Accrued interest, adjustments, foreign exchange and quoted price differences payable	32,802	111,778

	1,143,163	1,920,722

OTHER LIABILITIES
Other	98,628	53,986
Accrued interest and adjustments	—	78

	98,628	54,064

PROVISIONS	178,150	225,699

SUBORDINATED CORPORATE BONDS	12,047	16,416

ITEMS PENDING ALLOCATION	854	4,554

MINORITY INTEREST IN SUBSIDIARIES	80	3

TOTAL LIABILITIES	7,998,248	7,540,455

SHAREHOLDERS’ EQUITY	1,489,574	1,257,302

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,487,822	8,797,757

The accompanying notes 1 through 34 to the consolidated financial statements are an integral part of these statements.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

MEMORANDUM ACCOUNTS
(Stated in thousands of pesos)

		2005	2004

DEBIT-BALANCE ACCOUNTS
Contingent
-	Loans borrowed (unused amounts)	164,709	12,693
-	Guarantees received	1,848,718	1,572,284
-	Contingent debit-balance contra accounts	185,631	154,361

		2,199,058	1,739,338

Control
-	Receivables classified as irrecoverable	818,433	824,501
-	Other	2,920,865	2,911,113
-	Control debit-balance contra accounts	82,050	92,873

		3,821,348	3,828,487

Derivatives
-	Notional value of put options taken	120,923	10,453
-	Notional value of forward transactions without delivery of underlying asset	15,301	22,304
-	Derivative debit-balance contra accounts	288,512	144,359

		424,736	177,116

Trust Activity
-	Trust funds (see note 14. )	—	16,782

		—	16,782

	TOTAL	6,445,142	5,761,723

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

MEMORANDUM ACCOUNTS
(Stated in thousands of pesos)

		2005	2004

CREDIT-BALANCE ACCOUNTS
Contingent
-	Unused portion of loans granted covered by debtors classification regulations	(20,118)	(22,702)
-	Guarantees provided to the Central Bank of Argentina	—	(422)
-	Other guarantees provided covered by debtors classification regulations	(94,402)	(90,285)
-	Other guarantees provided not covered by debtors classification regulations	(1,474)	(2,335)
-	Other covered by debtors classification regulations	(69,637)	(38,617)
-	Contingent credit-balance contra accounts	(2,013,427)	(1,584,977)

		(2,199,058)	(1,739,338)

Control
-	Checks to be credited	(82,050)	(92,873)
-	Control credit-balance contra accounts	(3,739,298)	(3,735,614)

		(3,821,348)	(3,828,487)

Derivatives
-	Notional value of call options sold	(120,886)	—
-	Notional value of put options sold	(112,423)	(122,055)
-	Notional value of forward transactions without delivery of underlying asset	(55,203)	(22,304)
-	Derivatives credit-balance contra accounts	(136,224)	(32,757)

		(424,736)	(177,116)

Trust activity
-	Trust activity credit-balance contra accounts	—	(16,782)

		—	(16,782)

	TOTAL	(6,445,142)	(5,761,723)

The accompanying notes 1 through 34 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Stated in thousands of pesos)

	2005	2004	2003 (2)

FINANCIAL INCOME
Interest on cash and due from banks	7,861	1,570	1,892
Interest on loans to the financial sector	6,325	3,327	1,819
Interest on overdrafts	53,953	25,970	21,731
Interest on documents	32,157	11,523	9,804
Interest on mortgage loans	29,655	6,887	6,794
Interest on pledged loans	26,160	1,641	1,727
Interest on credit card loans	18,233	6,011	7,832
Interest on other loans	121,062	61,763	29,383
Interest on other receivables from financial intermediation	15,115	5,611	1,971
Income from government and private securities, net	156,158	156,794	303,500
Income from guaranteed loans - Presidential Decree No. 1,387/01	28,625	14,600	4,183
C.E.R. (Benchmark Stabilization Coefficient) adjustment	185,421	91,435	19,118
C.V.S. (Salary Variation Coefficient) adjustment	1,987	508	24
Other	67,138	40,251	10,122

	749,850	427,891	419,900

FINANCIAL EXPENSE
Interest on checking accounts	2,647	2,335	2,759
Interest on savings accounts	4,302	3,161	3,269
Interest on time deposits	106,486	49,253	84,979
Interest on financing from the financial sector	980	79	3,342
Interest on other liabilities from financial intermediation	13,839	9,959	2,528
Other interest	13,288	9,646	20,598
Net loss from options	1,017	5	803
C.E.R. adjustment	117,048	25,336	41,551
Other	43,569	33,430	81,323

	303,176	133,204	241,152

GROSS INTERMEDIATION MARGIN – GAIN	446,674	294,687	178,748

PROVISION FOR LOAN LOSSES	70,309	36,467	35,009

SERVICE-CHARGE INCOME
Related to lending transactions	19,171	7,867	3,978
Related to deposits	199,970	99,537	82,529
Other fees	12,866	7,414	6,308
Other	71,134	39,607	32,907

	303,141	154,425	125,722

SERVICE-CHARGE EXPENSE
Fees	31,214	4,989	3,651
Other	28,296	19,974	16,354

	59,510	24,963	20,005

MONETARY LOSS ON FINANCIAL INTERMEDIATION	—	—	(3,899)

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Stated in thousands of pesos)

	2005	2004	2003 (2)

ADMINISTRATIVE EXPENSES
Personnel expenses	254,821	132,575	112,493
Director’s and statutory auditor’s fees	14,142	5,861	5,608
Other professional fees	26,104	16,773	15,560
Advertising and publicity	22,668	12,048	5,991
Taxes	5,808	3,353	3,175
Other operating expenses	104,826	74,436	71,388
Other	14,657	9,890	7,581

	443,026	254,936	221,796

MONETARY LOSS ON OPERATING EXPENSES	—	—	(107)

NET INCOME FROM FINANCIAL INTERMEDIATION	176,970	132,746	23,654

OTHER INCOME
Income from long-term investments	2,724	27	678
Penalty interest	3,167	1,339	1,717
Recovered loans and allowances reversed	168,064	88,398	157,296
C.E.R. adjustment	191	—	8
Other	44,355	19,817	80,923

	218,501	109,581	240,622

OTHER EXPENSES
Penalty interest and charges payable to the Central Bank of Argentina	33	146	174
Charge for other-receivables uncollectibility and other allowances	39,177	3,920	21,730
C.E.R. adjustment	3	—	—
Amortization of differences from amparos	14,100	11,665	6,258
Other	45,370	32,920	35,095

	98,683	48,651	63,257

MINORITY INTEREST	(27)	—	—

MONETARY LOSS ON OTHER OPERATIONS	—	—	(337)

INCOME BEFORE INCOME TAX	296,761	193,676	200,682

INCOME TAX	34,042	699	833

NET INCOME FOR THE FISCAL YEAR	262,719	192,977	199,849

NET INCOME PER SHARE (1) – stated in pesos	0.43	0.32	0.33

(1)	See note 10.
(2)	See note 4.2.

The accompanying notes 1 through 34  to the consolidated financial statements are an integral part of these statements.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Stated in thousands of pesos)

	Capital stock (1)	Adjustments to shareholders´ equity			Unappropriated earnings (3)	Total

			Earnings reserved

Changes			Legal	Voluntary

Balances as of December 31, 2002 (3)	608,943	4,511	58,349	211	253,356	925,370
Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on July 2, 2003:
- Legal reserve			116,280		(116,280)	—
Net income for the year					199,849	199,849

Balances as of December 31, 2003	608,943	4,511	174,629	211	336,925	1,125,219

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 30 and July 21, 2004:
Legal reserve			47,480		(47,480)	—
Cash dividends (2)					(60,894)	(60,894)
Net income for the year					192,977	192,977

Balances as of December 31, 2004	608,943	4,511	222,109	211	421,528	1,257,302

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 28, 2005:
Legal reserve			23,193		(23,193)	—
Cash dividends (2)					(30,447)	(30,447)
Net income for the year					262,719	262,719

Balances as of December 31, 2005	608,943	4,511	245,302	211	630,607	1,489,574

(1)	See note 10.
(2)	Through resolutions of July 20, 2004 and April 18, 2005, respectively, the Central Bank authorized the above mentioned cash dividends distribution.
(3)	Modified from its original version to apply the adjustments to prior years´ income to these consolidated financial statements (See notes 4.2. and 7.).

The accompanying notes 1 through 34 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO BANSUD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Stated in thousands of pesos)

	2005	2004	2003 (1)

Cash provided by (used in) operating activities
Financial income collected	792,872	412,864	419,026
Service-charge income collected	302,738	159,501	124,294
Other sources of cash (2)	44,298	370,215	92,208
Less:
Financial expenses paid	(284,936)	(188,416)	(156,782)
Services-charge expenses paid	(59,193)	(24,895)	(19,849)
Administrative expenses paid	(406,821)	(220,498)	(177,658)
Other uses of cash	(27,998)	(33,685)	(43,184)

Net cash provided by operating activities	360,960	475,086	238,055

Plus:
Cash provided by (used in) investing activities
(Increase) / decrease in government and private securities	(706,893)	474,860	(1,287,874)
Increase in loans	(573,255)	(904,902)	(168,144)
Decrease / (increase) in other receivables from financial intermediation	529,526	(838,470)	604,231
Increase in other assets	(238,629)	(25,322)	(47,245)

Net cash used in investing activities	(989,251)	(1,293,834)	(899,032)

Plus:
Cash provided by (used in) financing activities
Increase in deposits	1,252,599	807,032	1,190,515
Decrease in other liabilities	(1,667)	(9,037)	(49,061)
(Decrease) / increase in other liabilities from financial intermediation	(775,326)	779,608	(127,787)
Cash dividends paid	(30,447)	(60,894)	—

Net cash provided by financing activities	445,159	1,516,709	1,013,667

Monetary loss generated on cash and due from banks			(4,343)

(Decrease)/ Increase in cash and cash equivalents	(183,132)	697,961	348,347

Cash and cash equivalents at the beginning of fiscal year (restated)	1,372,261	674,300	325,953

Cash and cash equivalents at the end of the fiscal year	1,189,129	1,372,261	674,300

(1)	See note 4.2.
(2)

As of December 31, 2005, includes 40,838 related to cash of Banco Empresario de Tucumán Cooperativo Limitado (see note 3.9) and as of December 31, 2004, 336,265 related to cash of Nuevo Banco Suquía S.A. (see note 3.1.).

The accompanying notes 1 through 34 to the consolidated financial statements are an integral part of these statements

BANCO MACRO BANSUD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

(Stated in thousands of pesos, except otherwise indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non banking financial institution. On May 30, 1988, it was granted the authorization to operate as a commercial bank, and was incorporated, under the name of Banco Macro S.A.

Former Banco Macro S.A.’s shares have public offer and are listed at the Buenos Aires Stock Exchange since November 1994 (see additionally note 10).

After 1994, Banco Macro S.A.’s target market was primarily focused on regional areas outside the city of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. began the process of acquiring banks and the assets and liabilities of privatized provincial and other banks.

On December 19, 2001 Banco Macro S.A. agreed to acquire 59.58% of the capital stock and 76.17% of the voting rights of Banco Bansud.  The acquisition was effective January 4, 2002 upon approval of the Central Bank of Argentina.

During 2003, the shareholders decided to merge both financial institutions with the strategic objective of creating a financial institution with a presence throughout Argentina.  In December 2003 the merger of Banco Macro S.A. with and into Banco Bansud S.A. was authorized by the Central Bank of Argentina (the Central Bank) and the name was changed to Banco Macro Bansud S.A (the Bank or Banco Macro Bansud S.A.).

On December 22, 2004, Banco Macro Bansud S.A. received the transfer of 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by Banco de la Nación Argentina and Fundación BNA” (see note 3.1)

Since March 24, 2006, Banco Macro Bansud S.A.’s stock is listed on the New York Stock Exchange.

The Bank offers traditional commercial banking products and services to small and medium sized companies and companies operating in regional economies, and to low and middle income individuals.

Banco Macro Bansud S.A. conducts certain operations through subsidiaries, including Nuevo Banco Suquía S.A. (a bank acquired in December 2004 – for further information see note 3.1), Sud Bank & Trust Corporate Limited (a bank organized under Bahamas legislation), Macro Securities S.A. Sociedad de Bolsa (formerly known Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Sud Valores S.G.F.C.I. S.A. and Macro Valores S.A.  The chart showing the organizational structure as of December 31, 2005 is disclosed in note 4.1., with the percentages indicating the ownership interests and voting rights in each subsidiary.

2.	THE BANK, THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL SYSTEM

The Argentine economic and financial situation worsened in 2001, when the Argentine Government (the Federal Government) suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561.  This law introduced significant changes to the economic model implemented until that date and amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank (Central Bank of Argentina) requirements and regulations. Such laws and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

Since 2003, the current government administration has launched a program that included important measures such as the lifting of the restrictions on bank deposits, the relaxing of foreign-exchange controls and the monetary reunification. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund.

The presentation of the financial statements requires Management to make estimates and assumptions which affect the reported figures of assets, liabilities income, expenses and contingencies. The actual amounts and results could differ from these estimates.

These consolidated financial statements should be read in the light of the events explained above.

The following are the measures implemented by the Argentine Government since the late 2001 economic crisis. Certain measures are still prevailing as of the date of these financial statements. Additionally, below are descriptions of the actions implemented by the Bank to address such effects.

a)	Financial compensation to financial institutions

Under Law No. 25,561 and the Presidential Decrees No. 214/02 and No. 2,167/02, the Federal Government established a compensation mechanism for financial institutions for the effects of those measures as a result of:

-

The losses caused by the conversion into pesos of a significant portion of their liabilities at the Ps. (Argentine pesos or ARS) 1.40 per U.S. dollar, greater than the exchange rate of Ps.1 per U.S. dollar established for the conversion into pesos of a significant portion of its dollar-denominated assets. The compensation mechanism would be achieved through the issuance and delivery of a peso-denominated Compensatory Bond maturing in 2007 (Boden 2007).

-

The currency mismatch generated by the compulsory pesification of different financial institutions’ assets and liabilities. This would be achieved through the conversion of the originally peso-denominated Compensatory Bond into a dollar-denominated Compensatory Bond and, if necessary, through the subscription of a dollar-denominated Coverage Bond (which entailed obtaining a loan from the Central Bank). To achieve this, the government established the issuance of dollar-denominated bonds maturing in 2012 (Boden 2012).

During August, September and October 2005, Banco Macro Bansud S.A. and its subsidiary, Nuevo Banco Suquía S.A., received the remaining compensation requested as mentioned above and paid the related liabilities to the Central Bank.

In addition, the Bank assigned a portion of BODEN 2012 (compensation and coverage) to settle net liabilities for such securities existing as of the date when such bonds were received. As a result, BODEN 2012 at a face value of thousand USD 62,183 were valued at their quoted prices.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

The consolidated amounts recorded in the financial statements as of each date on such account, net of the transactions performed, are as follows:

Recorded in	Amounts as of December 31, 2005	Amounts as of December 31, 2004	Description

Government securities – Holdings in investment accounts	105,416	53,856	Portion of the compensation received
-Boden 2007 – Compensation (a)	10,705	53,856
-Boden 2012 – Compensation	94,711
Other receivables from financial intermediation – Securities and foreign currency receivable from spot and forward purchases pending settlement	82,244	91,454	Portion of the compensation received used in repo transactions
-Boden 2012 – Compensation	82,244	91,454
Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations	—	609,791	Compensation and Coverage bonds to be issued to the Bank.
-Boden 2012 – Coverage	—	280,088
-Boden 2007 – Compensation	—	184,691
-Boden 2012 – Compensation	—	145,012

Total assets	187,660	755, 101

Other liabilities from financial intermediation – Other and Accrued interest, adjustments, foreign exchange and quoted price differences payable	—	38,162	Obligation to repay to the Central Bank for the agreed adjustments to the compensation
Other liabilities from financial intermediation – Other and Accrued interest, adjustments, foreign exchange and quoted price differences payable	—	204,634	Obligations payable to the Central Bank for the future subscription of BODEN 2012(Coverage Bond)

Total liabilities	—	242,796

(a)	As of December 31, 2005, relates to bonds received for the incorporation of certain excluded assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado (see note 3.9)

As of the date of issuance of these financial statements, there are no pending matters related to such compensation.

b)	Financial exposure to the Government sector

	1)	Guaranteed Loans – Presidential Decree No. 1,387/01

In late 2001, Presidential Decrees No. 1,387/01 and 1,646/01 established the basic terms and characteristics of the exchange of Argentine public-sector debt securities and Loans for new loans called Guaranteed Loans. Subsequently, Presidential Decree No. 471/02 established, among other things, the pesification of all federal, provincial and municipal government obligations denominated in foreign currency under Argentine law, at the Ps. 1.40 to USD 1 exchange rate, or its equivalent in any other currency, the adjustments by C.E.R. (Coeficiente de Estabilización de Referencia - Benchmark Stabilization Coefficient) and the interest rate applicable to each type of government security and guaranteed loan, on the basis of its average life and original currency. “CER” is an inflation adjustment coefficient based on changes in the consumer price index, which became effective as from February 3, 2002 and it is published by I.N.D.E.C. (Instituto Nacional de Estadística y Censos - Argentine Institute of Statistics and Census)

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

The guaranteed loans were not subject to Ministry of Economy Resolution No. 73/02, which established the deferral of payments of the Federal Government debt.

In addition to the guaranteed loans received in the abovementioned exchange, the Bank performed other transactions that changed its position with respect to such loans.

As of December 31, 2005, and 2004, the guaranteed loans were presented in the consolidated financial statements in “Loans – To the non-financial government sector” account in an aggregate amount of 641,801 and 720,146, net of discounts, respectively (See note 4.4.d)).

2)	Provincial debt exchange – Law No. 25,570

On October 25, 2002, the Ministry of Economy issued Resolution No. 539/02 describing the mechanism to exchange eligible provincial debt provided in sections 1 and 12, Presidential Decree No. 1,579/02. The Bank received Secured Bonds as a result of such exchange.

In addition to the secured bonds received in the abovementioned exchange, the Bank performed other transactions that changed its position with respect to such loans.

During the year ended December 31, 2004, the Bank applied a portion of its holdings of Secured Bonds to acquire the bonds to be given to its depositors in exchange for rescheduled deposits.

As of December 31, 2005 and 2004, these Secured Bonds were recorded in the consolidated financial statements in the “Unlisted government securities” account for 197,771 and 819,498, respectively (See note 4.4.b)1)).

3)	Exchange of Federal government debt

Presidential Decrees Nos. 1,733/04 and 1,735/04 were issued on December 10, 2004. They established for the restructuring of the Argentine Government bonds; the payment of such bonds was deferred as provided for in Section 59, Law No. 25,827 through a domestic and international exchange transaction. Such transaction should be carried out within the scope and terms and conditions detailed in such decrees and in the offer prospectus.

The restructuring comprised a global exchange offer with holders in the United States, Argentina and several countries in Europe and Asia. The government securities eligible for restructuring include all securities issued before December 31, 2001. Three new debt securities (par, quasi-par and discount) were issued with a separable unit linked to GDP, replacing the government securities eligible for restructuring. All of them mature from 30 to 42 years as from December 31, 2003, at interest rates ranging from 1.33% to 8.28%.

In January 2005, the exchange was launched in Argentina and the terms and conditions of the offer were presented in Europe and the United States. The final acceptance level was approximately 76%.

In June 2005, the Argentine government exchanged the government securities eligible for restructuring for the new bonds and credited such bonds to the respective bank accounts through Caja de Valores (depository trust company).

The following table condenses the main impacts of the above mentioned exchange transactions as of the date that each exchange occurred:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Government Securities		Loans		Other Receivables from Financial Intermediation		Total cumulative effect

	Increase	Decrease	Increase	Decrease	Increase	Decrease	Gain/(loss)

Guaranteed Loans – Presidential Decree 1,378/01 (includes inflation adjustment) (note 2.b).1)	—	342,753	498,469	11,458	—	144,930	(672)
Provincial Debt Exchange – Presidential Decree 1,579 (note 2.b).2)	708,413	36,655	—	119,220	—	552,538	—
Exchange of Federal Government Debt – Presidential Decree 1,733/04 and 1,735/04 (note 2.b).3)	12,616	12,306	—	—	—	—	310

	721,029	391,714	498,469	130,678	—	697,468	(362)

c)	Deposits - Rescheduling of Amounts - Exchange for Federal Government bonds (Exchanges I and II)

As a result of the economic crisis, the Federal Executive issued Decree No. 1,570/01 establishing severe restrictions on cash withdrawal from financial institutions. Subsequently, a number of regulations were issued to reschedule the maturity of certain deposits existing in the financial system (CEDROS). The Central Bank, through a series of Communiqués, established the dates for the reimbursements of deposits based on their currency and amounts. The last available date is August 2005.

As part of the process related to lifting restrictions on bank deposits, the Federal Executive Branch established Exchanges I and II for financial system deposits. Through those exchanges, holders of deposits could opt to receive government securities in consideration for their rescheduled deposits.

In relation to Exchanges I and II, the total deposits settled by the former Banco Macro S.A. and the former Banco Bansud S.A. amounted to 353,389 (246,457 related to the former Banco Bansud S. A. and 106,932 related to the former Banco Macro S.A.). As of December 31, 2005, all exchanges were completed.

d)	Legal actions

The measures adopted by the Federal Executive in 2002 with respect to the situation of public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions brought by individuals and companies against the Federal Government, the Central Bank and financial institutions. The legal actions claimed that some of those measures infringed upon their constitutional rights. These actions are known as amparos.

In the particular case of deposits denominated in foreign currency, the trial courts ordered, in some cases, the partial or total reimbursement of such deposits, either in foreign currency or at the free-exchange rate at the time of reimbursement, until a final pronouncement was made as to the constitutionality of the pesification of foreign-currency deposits, as previously established.

Some of such claims were filed with the Argentine Supreme Court, which determined whether the judgments granted by the lower courts were constitutional or not, depending on each particular case and in a different way in similar situations.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

In one of the last judgments, the Supreme Court established the constitutionality of the process but some aspects remained undefined. It should be noted that the effects of the Supreme Court’s judgment were limited to the parties to each case, which may change in the future. Nevertheless, lower courts usually follow and apply Supreme Court precedents.

If the courts make a final favorable decision on the constitutionality of pesification of foreign-currency deposits, the Bank would be entitled to require the reimbursement of the amounts paid in excess of the amount required by effective regulations. Conversely, if the courts decide that deposits should be settled in foreign currency at the higher rates, there may be further claims against the Bank. However, the Bank’s management believes that these additional payments should be eventually included in the compensation mechanisms implemented to compensate financial institutions for the effects of the asymmetrical pesification of their assets and liabilities.

There still is uncertainty as to the final court decisions and their potential effects on: (i) the recoverability of the capitalized amounts—see below and note 6; (ii) court’s decisions which required the Bank to pay to certain depositors a portion of the original amount in US dollars; and (iii) the contingent risk of potential additional unasserted legal claims.

During 2005 and to the date of issuance of the accompanying financial statements, the courts did not issue a final decision regarding the substance of such actions, the injunctions were reduced significantly and the deposits originally denominated in USD rescheduled expired.

Taking into account the previous comments, the Bank’s management and legal counsel estimate that there would be no additional significant effects on the Bank’s equity that could derive from the final resolution of such actions.

According to Communiqué “A” 3,916 dated April 3, 2003, the Bank carried a net capitalized amount of 42,632 and 50,037 as of December 31, 2005, and 2004, respectively, as “Intangible assets”. These amounts represent the difference between the amount of the original foreign currency deposits converted at the higher exchange rate dictated by the courts and the amount converted at the lower exchange rate pursuant to the regulations (pesification at Ps.1.4 to USD1 exchange rate, or its equivalent in another currency, plus C.E.R.).

3.	BANK OPERATIONS

	3.1.	Acquisition of Nuevo Banco Suquía S.A.

On April 27, 2004, the Bank decided to participate in the bidding process for the purchase of Nuevo Banco Suquía S.A. to increase its market share, under the framework of a competitive bidding process in which three other bidders participated. The Evaluation Committee for the bidding process carried out by Banco de la Nación Argentina (B.N.A.) for the sale of 100% of the shares (15,000,000 shares of common stock entitled to one vote per share) of Nuevo Banco Suquía S.A. preliminarily awarded the winning bid to the Bank. The stock purchase agreement was signed on September 30, 2004.

On December 9, 2004, Central Bank’s Board of Governors issued Resolution No. 361, whereby it approved the transfer of shares representing 100% of the capital stock of Nuevo Banco Suquía S.A. in favor of the Bank.

On December 22, 2004, the shares of Nuevo Banco Suquía S.A. were transferred to the Bank, in consideration of which the latter paid 16,407 in cash.  Because Nuevo Banco Suquía S.A.’s shareholders’ equity (book value) amounted to 16,890, the Bank recorded a negative goodwill of 483.

Upon the transfer, pursuant to Central Bank’s rules, the value of Nuevo Banco Suquía S.A.’s assets and liabilities was as follows:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Cash	336,266
Government and private securities	475,029
Loans	862,769
Other receivables from financial intermediation	428,163
Investments in other companies	1,893
Other receivables	21,872
Bank premises and equipment	47,678
Other assets	25,845

Total assets	2,199,515

Deposits	1,548,049
Other liabilities from financial intermediation	599,635
Other liabilities	11,949
Provisions	17,778
Items pending allocation	5,214

Total liabilities	2,182,625

Total shareholders’ equity	16,890

Total liabilities and shareholders’ equity	2,199,515

On the same date, the Bank made an irrevocable capital contribution for future capital increases in the amount of 288,750, as agreed in the bid, and increased Nuevo Banco Suquía S.A.’s shareholders’ equity by the same amount. Additionally, on the same date, at the Regular and Special Shareholders’ Meeting of Nuevo Banco Suquía S.A. the former  shareholders approved a motion  to capitalize those irrevocable capital contributions, and, therefore, the capital stock increased to 303,750 (303,750,000 shares of common stock entitled to one vote per share).

The results of operations of Nuevo Banco Suquía S.A. were included in these consolidated financial statements as from December 22, 2004.  As of December 31, 2004, the shareholders’ equity of Nuevo Banco Suquía S.A. amounted to 307,298.

The following pro forma information is presented to show the results of operations for the year ended December 31, 2004, if both banks had operated on a consolidated basis as from January 1, 2004. The balances for the year ended December 31, 2004 were considered and intercompany transactions were eliminated.  These pro forma results are not necessarily indicative of the results of the consolidated entity may have in the future or would have had if merged as from January 1, 2004.

	Banco Macro Bansud S.A. - Consolidated	Nuevo Banco Suquía S.A. (*)	Pro Forma Central Bank´s Rules

Financial income	427,900	181,191	609,091
Financial expense	(133,204)	(105,315)	(238,519)

Gross intermediation margin – Gain	294,696	75,876	370,572
Provision for loan losses	(36,467)	(124,644)	(161,111)
Service charge income	154,425	90,924	245,349
Service charge expense	(24,963)	(24,182)	(49,145)
Administrative expenses	(254,980)	(109,648)	(364,628)

Net income / (loss) from financial intermediation	132,711	(91,674)	41,037
Other income	109,589	46,937	156,526
Other expenses	(48,651)	(19,742)	(68,393)

Net income / (loss) before income tax	193,649	(64,479)	129,170
Income Tax	(672)	—	(672)

Net income / (loss) for the year	192,977	(64,479)	128,498

(*)	Including income (loss) from January 1, 2004 through December 21, 2004 (prior to the acquisition date).

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

As of December 31, 2004, Nuevo Banco Suquía S.A. reported a payable to the Central Bank (resulting from the credit assistance for illiquidity) of 260,500.  As of such date, these liabilities were recorded in the “Other liabilities from financial intermediation – Central Bank of Argentina” account.  On February 2, 2005, in accordance with Central Bank Communiqué “A” 4,268, the Bank paid in cash to settle such debt.

On March 14, 2005, as established in Central Bank’s Board of Governors point 7 of Resolution No. 361, Banco Macro Bansud S.A. sold 50,000 shares of Nuevo Banco Suquía S.A. to three shareholders for 50; no gain or loss was recognized.  Therefore, as from that date, Banco Macro Bansud S.A. holds 99.984% of the capital stock and votes of Nuevo Banco Suquía S.A.

Also, on April 8, 2005, in accordance with the ruling issued by Argentine anti-trust authorities dated March 7, 2005, the Department of Technical Coordination of the Ministry of Economy and Production authorized Banco Macro Bansud S.A. to acquire the capital stock of Nuevo Banco Suquía S.A.

3.2.	Acquisition of Banco Bansud S.A. and merger into Banco Macro S.A.

On December 19, 2001, the former Banco Macro S.A. and Banco Nacional de México S.A. (Banamex) executed a stock purchase agreement for 38,377,021 issued and outstanding shares, representing 59.58% of capital stock and 76.17% of voting rights in the former Banco Bansud S.A. (“Bansud”).  The acquisition was effective January 4, 2002.  The price for such purchase was set at 65,000 payable to Banamex on December 31, 2003.  However, this price could be adjusted taking into account the final recovered value obtained by the Bank for the Subordinated Saneo Certificates. As of December 31, 2003, the liability originally recorded for 65,000 was reversed and credited to income for the year then ended because such contingent purchase price was not paid. On August 12, 2004, Banamex assigned the collection rights to third parties. The new creditor notified the Bank that there were no price adjustments to be made and no amount was due.

Pursuant to the agreement mentioned above, all Banamex’s rights over the irrevocable contributions for future capital increases were assigned to former Banco Macro S.A.; therefore, considering such transaction, former Banco Macro S.A. acquired 81,225% of former Banco Bansud S.A.

On March 28, 2003, Banco Macro S.A. and Banco Bansud S.A. agreed to and announced the terms of their Merger. The Central Bank’s Board of Governors and the C.N.V. (Comisión Nacional de Valores  - Argentine Securities and Exchange Commissions) authorized the merger of Banco Macro S.A. (absorbed company) with and into Banco Bansud S.A. (surviving company).  The latter changed its name to Banco Macro Bansud S.A.  In addition, the C.N.V. authorized the public offering of shares to be delivered in exchange as a result of the merger.

On December 17, 2003, the name change, the merger, the amendments to the bylaws of Banco Macro Bansud S.A. and the capital increase (see Note 10) were registered with the Public Registry of Commerce of the City of Buenos Aires.

In addition, through Communiqué “B” 8,085 dated December 19, 2003, the Central Bank  reported that, as previously authorized effective December 17, 2003, Banco Macro S.A. merged with and into Banco Bansud S.A. and changed its name to Banco Macro Bansud S.A.

3.3.	Agreement with the Misiones Provincial Government

Due to the merger of Banco de Misiones S.A. with and into the former Banco Macro S.A., Banco Macro Bansud S.A., as surviving company, was appointed the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent, for a term of five-year term as from January 1, 1996.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

On November 25, 1999, the Bank and the Misiones Provincial Government executed a special-relationship extension agreement. The term agreement mentioned in the preceding paragraph was thereby through December 31, 2007, and the prices of the services to be rendered over such period were set. In addition, the Bank was given the option to extend the agreement a further two years, i.e. through December 31, 2009.

As of December 31, 2005 and 2004, the amounts of deposits held by the Misiones Provincial Government in the Bank are 268,057 (includes 23,533 of deposits subject to court proceedings) and 257,465 (includes 21,816 of deposit subject to court proceedings), respectively.

3.4.	Agreement with the Salta Provincial Government

Due to the merger of Banco de Salta S.A. with and into the former Banco Macro S.A., for a ten-year term as from March 1, 1996, Banco Macro Bansud S.A., as surviving company, became the Provincial Government’s exclusive financial agent and the mandatory channel for all the Province’s payments, deposits and collections.

In addition, on February 22, 2005, the Ministry of the Treasury and Publics Works of the Province of Salta approved the addendum to the special relationship agreement, which extended this agreement term, and its supplementary, extension and additional agreements for a ten-year term as 2005. Such term expires on March 1, 2016.

As of December 31, 2005 and 2004, the amounts of deposits held by the Salta Provincial Government in the Bank are 191,957 (includes 45,891 of deposits subject to court proceedings), and 255,794 (includes 38,614 of deposits subject to court proceedings), respectively.

3.5.	Agreement with the Jujuy Provincial Government

Due to the merger of Banco de Jujuy S.A. with and into the former Banco Macro S.A., for a term of ten years as from January 12, 1998, Banco Macro Bansud S.A., as surviving company, shall be the Provincial Government’s exclusive financial agent and the mandatory channel for all the Province’s payments, deposits and collections.

During the year 2005, the contract was extended until November 4, 2014.

As of December 31, 2005 and 2004, the amounts of deposits held by the Jujuy Provincial Government in the Bank are 328,878 (includes 35,945 of deposits subject to court proceedings) and 286,696 (includes 29,406 of deposits subject to court proceedings), respectively.

3.6.	Acquisition of assets and liabilities of the former Scotiabank Quilmes S.A.

Through Resolution No. 523 of August 20, 2002, the Central Bank’s Board of Governors approved under Section No 35 bis II b), Financial Institutions Law, the formation of Laverc Trust and the transfer of certain assets of Scotiabank Quilmes S.A. (SBQ) into this trust.  The trust issued Class “A”, “B” and “C” certificates of participation. In such resolution, the Central Bank  also approved to the  transfer of 35% of Class “A” and “B” certificates  to the former Banco Bansud S.A., in compensation for the deposits  assumed by the Bank. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches of SBQ.

The Bank incorporated Class “A” and “B” certificates of participation and the liabilities assumed at the values calculated according to Central Bank’s rules and the abovementioned resolutions, which were similar to the fair values thereof as of the transaction date. As a result, this transaction had no material effects on the Bank’s shareholders’ equity because assets acquired and liabilities assumed had the same value.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

As of December 31, 2004, the Bank recorded an amount of 6,774 (nil at December 31, 2005) under “Other receivables from financial intermediation - Other not included in debtors classification standards”.  This receivable was paid by the LAVERC trust after such year-end.

3.7.	Agreement and purchase of certain assets of Sociedad Anónima del Atlántico Compañía Financiera (SADELA)

On February 13, 2004, the Central Bank ´s Board of Governors issued Resolution No. 46 regarding the transfer of secured assets and liabilities from SADELA under the framework of Financial Institutions Law section 35 bis, Title II (Exclusion Resolution).

The Exclusion Resolution, recital 36, recognized that the obligations undertaken by Banco Macro Bansud S.A. regarding the SADELA deposits shall be exclusively limited to the recorded balances thereof, and that the Bank shall not become legal successor to SADELA with respect to such deposits.

On March 18, 2004, Banco Macro Bansud S.A., Seguros de Depósitos S.A. SEDESA and SADELA executed the Agreement for the Sale and Assignment of certain assets of SADELA pursuant to Central Bank Resolution No. 46.  In addition, on the same date, Banco Macro Bansud S.A. and SADELA executed the “Memorandum of Compliance with section 35 bis, Financial Institutions Law by SADELA”, for the purpose of setting rules, rights, obligations and conditions under which SADELA transferred and Banco Macro Bansud S.A. received the ownership of assets in the amount of 33,058, free from any encumbrance or title restriction.  Such transaction did not bring about any significant effects on the Bank’s shareholders’ equity.

The Bank incorporated the assets and liabilities assumed at the values calculated according to Central Bank´s rules and the abovementioned resolutions, which were similar to the fair values thereof as of the transaction date. This transaction had no material effects on the Bank’s shareholders’ equity because assets and liabilities were assumed in the same amount.

3.8.	Uniones Transitorias de Empresas (JOINT VENTURES)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

The Bank participates in the “Banco Macro S.A: - Siemens Itron – Unión Transitoria de Empresas” (a joint venture jointly controlled having an interest of 50%), under the agreement entered into by the former Banco Macro S.A. and Siemens Itron Business Services S.A. on April 7, 1998.  The current subject-matter of the Unión Transitoria de Empresas (joint venture) agreement is to provide a provincial data processing center to manage tax-related assets, to modernize tax collection systems and procedures in the province of Salta, and to manage and recover the tax and municipal assessment debt.

As of December 31, 2005 and 2004, the net assets amounted to 2,424 and 3,930, respectively, and net income of the joint venture amounted to 4,185 and 3,738, respectively. Under Central Bank rules, this interest is consolidated through the proportionate consolidation method (both net assets and income).

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a joint venture agreement named “BMB M&A – Unión Transitoria de Empresas” (jointly controlled having an interest of 50%) with Montamat & Asociados S.R.L. The subject-matter of such agreement will be to render audit services related to oil & gas royalties and tax easements in the province of Salta to optimize the collection thereof.

As of December 31, 2005, the net assets amounted to 1,153 (nil at December 31, 2004). Under Central Bank rules, this interest is consolidated through the proportionate consolidation method (both net assets and income).

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

3.9.	Banco Empresario de Tucumán Cooperativo Limitado (BET)

On November 11, 2005, through Resolution No. 345, the Central Bank´s Board of Governors notified Banco Macro Bansud S.A. of the authorization to transfer certain excluded assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado under the provisions of section No 35 bis (II), Financial Institutions Law.

Therefore, the Bank recorded assets and liabilities amounting to 101,787 and 158,287, respectively, for such transaction, which were offset by a capital contribution of 56,500 made by SEDESA. Consequently, such transaction did not have any significant effects on the Bank´s shareholders´equity.

3.10.	Banco del Tucumán S.A.

Pursuant to the Bank strategy, Banco del Tucumán was acquired in the current fiscal year, thus increasing the Bank’s presence in the interior of Argentina.

On November 24, 2005, Banco Macro Bansud S.A. signed a stock purchase agreement whereby the Bank would acquire from Banco Comafi S.A. 75% of the capital stock and voting rights in Banco del Tucumán S.A.

On March 6, 2006, the Central Bank’s Board of Governors issued Resolution No. 50, whereby, among other issues, it resolved that:  (i) it had no objections to the transfer of shares representing 75% of Banco del Tucumán S.A.’s capital stock to Banco Macro Bansud S.A., (ii) it authorized Banco Macro Bansud S.A. to own 75% of the capital stock of Banco del Tucumán S.A., and (iii) it had not objections to certain Directors of Banco Macro Bansud S.A. also holding the office of Directors of Banco del Tucumán S.A.

On April 7, 2006, the Technical Coordination Department of the Economy and Production Ministry, in agreement with the opinion issued by the CNDC (anti-trust authorities) on March 23, 2006, authorized Banco Macro Bansud S.A. to acquire 75% of the capital stock of Banco del Tucumán S.A. The bank is currently the financial agent of the province of Tucumán.

On May 5, 2006, Banco Macro Bansud S.A. effected the acquisition of 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The bank paid 45,961 in cash. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. At the acquisition date, the abovementioned liability amount approximately to 1,662, in consequence, the total purchase price amounted to 47,623.

Banco del Tucumán S.A. shareholders’ equity as of May 5, 2006, amounted to 40,065.

Therefore, the bank recognized a goodwill generated by this transaction amounts to 17,574, which arises from the difference between the total price (47,623) and the 75% of shareholders´equity of Banco del Tucumán (30,049).

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Under Central Bank’s rules, Banco del Tucumán’s assets and liabilities as of May 5, 2006 amounted to:

Cash	150,190
Government and private securities	198,411
Loans	205,614
Other receivables from financial intermediation	93,227
Assets subject to financial leases	3,174
Investments in other companies	708
Other receivables	8,061
Bank premises and equipment	26,131
Intangible assets	14,261
Other assets	820
Items pending allocation	15

Total assets	700,612

Deposits	594,530
Other liabilities from financial intermediation	53,573
Other liabilities	11,364
Provisions	994
Items pending allocation	86

Total liabilities	660,547

Total shareholders’ equity	40,065

Total liabilities and shareholders’ equity	700,612

3.11.	Nuevo Banco Bisel S.A

On April 28, 2006, the Evaluation Committee for the “Second Public Call for Bids for the sale of shares held in Nuevo Banco Bisel owned by Banco de la Nación Argentina and Fundación B.N.A.” approved the preliminary award of the bid in favor of Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A., under the terms of the Preferred Bid submitted by such institutions.

Thus, the Bank keeps its strategy to increase its presence in the interior of Argentina.

The related stock purchase agreement was executed on May 9, 2006. Under the Bidding Process Terms and Conditions, and their respective bids, Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A. shall be required to acquire 100% of shares of common stock representing 100% of voting rights for an amount of 11,550 and 3,450, respectively. In addition, Banco Macro Bansud S.A. and Nuevo banco Suquía S.A. shall be required to contribute capital to Nuevo Banco Bisel S.A in the amounts of 639,100 and 190,900, respectively, once the transaction has been duly approved by the Central Bank of Argentina and anti-trust authorities. Such payments will be made in cash. The Bank expects the transaction to close later in 2006.

According to the last information published by the Central Bank (unaudited information), the following data are disclosed as of March 31, 2006:

Total assets	1,836,380
Total liabilities	1,701,648
Total shareholders’ equity	134,732
Number of branches	158

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Bank’s financial statements requires Management to make, in certain cases, estimates and assumptions to determine the book amounts of assets and liabilities, as well as the disclosure of contingent assets or liabilities as of each of the dates of presentation of the accounting information included in these financial statements.

Management records entries based on the best estimates according to the likelihood of occurrence of different future events and the final amounts may differ from such estimates, which may have a positive or negative impact on future periods.

	4.1.	Consolidation and basis of presentation

The Consolidated Financial Statements have been prepared taking into account accounting principles issued by the Central Bank (Central Bank ´s rules).

For the purpose of these financial statements certain disclosures related to formal legal requirements for reporting in Argentina, have been omitted since they are not required for SEC reporting purposes.

Under Central Bank’s rules and F.A.C.P.C.E. (Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro Bansud S.A. has consolidated the following subsidiaries:

					Equity Investment amounts as of December 31, 2005

	Shares		Percentage held of

Company	Class	Number	Capital stock	Votes

Nuevo Banco Suquía S.A. (1)	Common	303,700,000	99.984%	99.984%	473,117
Sud Bank & Trust (4) (5)	Common	9,816,899	99.999%	99.999%	103,638
Macro Securities S.A. Sociedad de Bolsa (2) (4)	Common	940,500	99.000%	99.000%	10,906
Sud Inversiones & Análisis S.A. (4)	Common	2,344,134	99.999%	99.999%	3,465
Sud Valores S.G.F.C.I.S.A. (3) (4)	Common	47,750	19.100%	19.100%	390
Macro Valores S.A. (4)	Common	1,349,290	99.95%	99.95%	3,732

(1)	From December 22, 2004.
(2)

Banco Macro Bansud S.A. has an indirect equity interest in Macro Securities S.A. Sociedad de Bolsa of 1% (through its subsidiary Sud Inversiones & Análisis S.A. – S.I.A.S.A.), in addition to the direct equity interest of 99% in such company.

(3)	Consolidated through S.I.A.S.A., its parent company (percentage held of capital stock and votes: 80.90%).
(4)	Consolidated as of December 31, 2005, 2004 and 2003.
(5)	Sud Bank & Trust consolidates with Sud Asesores (ROU) S.A. (percentage held of votes: 100%. As of December 31, 2005, the equity investment amounts to 267).

The intercompany transactions have been eliminated.

Prior to consolidation, the financial statements of Sud Bank & Trust were conformed to accounting principles generally accepted in the City of Buenos Aires, Argentina (Argentine GAAP) and Central Bank’s rules.  As they were originally stated in United States Dollars, they were translated into pesos following the procedures indicated below:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	a)	Assets and liabilities were translated at Central Bank’s benchmark US dollar exchange rate as of the closing date on the last business day of the year.

	b)	Capital stock, additional paid-in capital and irrevocable contributions were translated at the effective exchange rate as of the date on which such contributions were made.

	c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions as indicated above.

d)

The amounts of income statement accounts were translated into pesos, as described in a) above.  The difference between the addition of amounts and the lump-sum income (loss) for each period (difference between retained earnings at beginning of year and retained earnings as of period-end) was recorded in the consolidated statements of income in the “Financial income – Other” or “ Financial expense - Other” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2005, are presented comparatively with those of December 31, 2004. The Bank’s consolidated financial statements as of December 31, 2003 were retroactively restated to include prior period adjustments for the items included in note 7.

4.3.	Restatement in constant pesos

Argentine GAAP requires financial statements to be stated in constant pesos.  In a monetary stability context, the nominal currency is used as constant currency, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI (Wholesale Price Index) published by the I.N.D.E.C. under F.A.C.P.C.E. Technical Resolution No. 6 restatement method.

The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, I.G.J. General Resolution No. 4/03, C.N.V. General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003. See note 6.a)1).

The accounting information is restated in constant currency on a monthly basis, using INDEC’s domestic WPI measurements.

The restatement coefficient for a given month will result from dividing the index value at the end of the month by the value at the beginning.

The procedure is as follows:

i)

Assets and liabilities are classified into monetary and non-monetary. Monetary assets and liabilities are those that are not adjusted for inflation, but generate a monetary gain (loss). The effect of inflation is broken down depending on its origin, i.e., monetary gain (loss) on financial intermediation, monetary gain (loss) on other transactions and monetary gain (loss) on other operating expenses.

	ii)	Non-monetary assets and liabilities, shareholders’ equity and statement-of-income accounts are restated.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

4.4.	Valuation methods

Main valuation methods used to prepare the consolidated financial statements under Central Bank’s rules are the following:

	a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year-end. Additionally, assets and liabilities denominated in other foreign currencies were converted at Central Bank´s benchmark exchange rate. Foreign exchange differences were recorded in the income statement for each year-end as foreign exchange, net.

	b)	Government and private securities:

		b.1)	Government securities:

-	Listed:

i)

Holdings in investment accounts – compensation received from the Federal government: Under the Central Bank Communiqué “A” 3,785 they were stated at face values, plus interest accrued under the issuance terms. As described in Note 4.4.a), they were translated into pesos, as the case may be.

ii)

Holdings for trading or intermediation transactions: they were stated at the effective quoted price for each security as of each year-end. Differences in quoted market values were recorded in the income statement.

-	Unlisted:

i)

Secured bonds under Presidential Decree No. 1,579/02: as of December 31, 2005, and 2004, they were valued as established by Central Bank Communiqué “A” 3,911, as supplemented, as explained in note 4.4.c)

ii)

Argentine External Bills Coupons 2004 series 74, Tax Credit Certificates, other expired and unpaid government securities and other holdings: they were valued under Central Bank Communiqué “A” 4,084, as supplemented.

-	Instruments issued by the Central Bank:

	i)	Listed - LEBAC (Letras del Banco Central - Central Bank bills): they were valued at the effective quoted price as of each year-end. Market value differences were recorded in the income statement.

	ii)	Unlisted - LEBAC: they were valued at their face value, adjusted by C.E.R., plus interest accrued until each year-end, applying the rates stipulated in their issuance conditions.

iii)

Listed - NOBAC (Notas del Banco Central - Central Bank notes): they were valued at their effective quoted price of the respective note as of each year-end. Market value differences were recorded in the income statement.

iv)

Unlisted - NOBAC (Notas del Banco Central - Central Bank notes, adjusted by C.E.R.): as of December 31, 2004, they were valued at their face value, adjusted by C.E.R., plus interest accrued until year end, applying the rates stipulated in their issuance conditions.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

b.2)	Investments in listed private securities:

-

Corporate bonds, Debt securities of financial trusts, Shares and Mutual funds: they were valued at the effective quoted price at year-end. Market value differences were recorded in the income statement.

-

Certificates of participation in financial trusts: As of December 31, 2005, Macro Personal V certificates were valued at cost plus interest accrued at year-end. Additionally, the necessary allowances were recorded, pursuant to Central Bank Communiqué “A” 2,729, as supplemented. Such net value does not exceed the value arising from the shareholders’ equities of the respective trusts’ financial statements as of December 31, 2005, considering the Bank’s percentage of holdings. As of December 31, 2004, the certificates of participation in financial trust were valued at the effective quoted price at year-end.

The Bank uses the specific identification method in determining the cost of investments sold (not classified as trading).

c)	Assets included in Central Bank Communiqué “A” 3,911, as supplemented:

As of December 31, 2005 and 2004, such assets include: (i) secured bonds under Presidential Decree No. 1,579/02, (ii) unlisted government securities—other holdings, (iii) guaranteed loans under Presidential Decree No. 1,387/01; (iv) assistance granted to the non-financial provincial government sector and (v) other assistance granted to the non-financial government sector.

The assets mentioned in the previous paragraphs were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credited is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset account are adjusted every month based on the values calculated according to Communiqué “A” 3,911.

In the case of peso-denominated instruments which include indexation clauses, the present value was calculated based on cash flows according to the contractual conditions (taking into account, if applicable, the accumulated C.E.R. accrual by month-end), discounted at the interest rates established in point 2 of such Communiqué (for the year ended December 31, 2005: 4.00% and for the year ended December 31, 2004: 3.50%). Such calculations were made following specific guidelines established in such Communiqué (present value rate, certain effects determined for the aggregation of securities and guaranteed loans, among others).

In the case of peso-denominated instruments which do not include indexation clauses, Central Bank Communiqué ‘‘A’’ 4,163 established the methodology to calculate their present values. Thus, the interest rate used to discount the cash flows for the fiscal year ended December 31, 2005 was 4.50% and for the fiscal year ended December 31, 2004 was 3.71%.

d)	Loans and Other Assets from the Non-Financial Government Sector:

d.1)	Guaranteed Loans (established by Presidential Decree No. 1,387/01)

Such Guaranteed Loans were valued, as explained in note 4.4.c) under Central Bank Communiqué “A” 3,911, as supplemented.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Technical Value	Carrying amount	Discount

2005	647,887	641,801	6,086
2004	754,933	720,146	34,787

	d.2)	Loans to the non-financial government sector and Other financial exposure to the non-financial government sector:

They were valued, as explained in note 4.4.c) under Central Bank Communiqué “A” 3,911, as supplemented.

e)	Interest accrual:

Interest has been accrued based on the compound interest method when earned or incurred. Interest on foreign currency and instruments whose maturity does not exceed 92 days is accrued based on a simple interest formula.

The Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt, generally after 90 days. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowances for loan losses. Interest is then recognized on a cash basis after reducing the receivable of accrued interest, if applicable.

f)	C.E.R. accrual:

As of December 31, 2005, and 2004, receivables and payables were adjusted by C.E.R. as follows:

	-	Guaranteed loans: as explained in note 4.4.d)1).

-

Other loans and receivables from sale of assets: Under Central Bank Communiqué “A” 3,507, as supplemented, the payments through September 30, 2002, were made under the original terms of each transaction and were recorded as prepayments.  From February 3, 2002, the principal was adjusted by C.E.R. prevailing on December 31, 2005, and 2004, as the case may be.

	-	Deposits and other assets and liabilities: C.E.R. adjustment was applied as of December 31, 2005, and 2004, respectively.

g)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio. This results from evaluating the degree of debtors´ compliance with payment terms and the guarantees and collateral supporting the respective transactions under Central Bank Communiqué “A” 2,950, as supplemented.

In cases where loans with specifically allocated provisions are settled and the specific provisions that had been established in previous years are greater than what is deemed necessary, the excess is reversed and recorded in current year profit.

Recoveries on charged off loans are recorded directly to income.

The Bank also assesses the credit risk associated with off-balance sheet contingent commitments and determines the appropriate amount of credit loss liability that should be recorded.  The liability for off-balance sheet credit exposure related to contingent commitments is included in the “Provision for contingent commitments” account.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

h)	Loans and deposits of government securities:

They were valued at the quoted price of each type of security, plus accrued interest. Market value differences were recorded in the income statement.

i)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

	i.1)	“Amounts receivable from spot and forward sales pending settlement” and “Amounts payable for spot and forward purchases pending settlement” :

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of each year-end.

	i.2)	“Securities and foreign currency receivable from spot and forward purchases pending settlement” and “ Securities and foreign currency to be delivered under spot and forward sales pending settlement”:

They were valued at the quoted prices of the respective securities and foreign currency as of such dates. Market value differences were recorded in the income statement.

	i.3)	Compensation and Federal Government Coverage Bonds (BODEN 2012) to be received (Presidential Decree No. 905/02):

As of December 31, 2004, the Compensation and Federal Government Coverage Bonds to be received by the Bank were recorded under “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations”. They were stated at their nominal value, plus interest accrued according to the issuance conditions, translated into pesos as described in note 4.4.a), and net of adjustments proposed by the  Central Bank in calculating the compensation (see note 2.a.1)). The related liabilities of Federal Government Compensation Bonds payable in Argentine pesos maturing in 2007 (BODEN 2007) are presented in “Other liabilities from financial intermediation”.

	i.4)	Debt securities and certificates of participation in financial trusts:

-

Debt securities: as of December 31, 2005 they were valued, under Central Bank Communiqué “A” 4,414, as supplemented, increasing their cost value by internal rate return. As of December 31, 2004 they were valued at the cost value, plus interest accrued as of year-end.

-	Certificates of participation: as of December 31, 2005 and 2004, they were valued at the face value plus interest accrued as of each year-end plus C.E.R. adjustment if applicable.

The amounts recorded in the Bank’s consolidated financial statements related to certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Financial Trusts	2005	2004

BG (a)	82,357	—
Tucumán (b)	63,269	—
Luján (b)	42,571	20,588
TST & AF (b)	32,336	—
Tarjeta Privada	16,783	14,700
San Isidro (b)	16,782	16,782
Onext (b)	16,648	—
Puerto Madero (b)	12,733	—
Tarjeta Shopping	8,707	7,795
Pharma	—	12,809
Other	6,340	13,086

Total	298,526	85,760

a)

On December 20, 2005, Banco Galicia y Buenos Aires S.A., in its capacity as trustor, executed an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust’s purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation issued.

b)	See note 14.

	i.5)	Other Unlisted Corporate Bonds:

As of December 31, 2005, they were valued under Central Bank Communiqué “A” 4,414, as supplemented, increasing the cost value by the internal interest rate return. As of December 31, 2004, they were valued at acquisition cost plus income accrued as of each year-end.

j)	Assets subject to financial leases:

As of December 31, 2005 and 2004, they were valued at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

k)	Investments in other companies:

	k.1)	Non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:

In Argentine pesos: they were valued at acquisition cost, plus the nominal value of dividends received, restated as explained in note 4.3.

In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of dividends received, converted into pesos in accordance with the criterion stated in note 4.4.a).

k.2)

In other non-controlled companies (less than 50% ownership interest): they were valued at acquisition cost, plus the nominal value of dividends received, restated as described in note 4.3., net of allowances for impairment in value.  Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

l)	Other receivables – Federal Government Bonds receivable:

As of December 31, 2005, the Bank acquired from its depositors subscription rights over Federal Government Bonds in US dollars at LIBOR maturing in 2013 for an amount of 5,193 and additionally, as of December 31, 2004 the Bank acquired from its depositors subscription rights over Federal Government Bonds in US dollars at LIBOR maturing in 2005, 2012 and 2013, and in Argentine Pesos maturing in 2007, for an amount of 19,706.

The subscription rights were valued at their respective quoted prices at year-end.

m)	Bank premises and equipment and other assets:

They were valued at acquisition cost, restated as explained in note 4.3., less the related accumulated depreciation calculated under the straight line method and based on the estimated months of their useful life.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed assets.

n)	Intangible assets:

n.1)

Goodwill and organization and development costs (except differences due to court orders (amparos) – Non-deductible for the determination of the computable equity):  valued at their acquisition cost restated as explained in note 4.3., less the related accumulated amortization based on the estimated months of useful life.

n.2)

Differences due to court orders (amparos) – Non-deductible for the determination of the computable equity: as of December 31, 2005, and 2004, the “Intangible Assets – Organization and development costs” account includes 42,632 (net of amortization for 32,013) and 50,037 (net of amortization for 17,916), respectively. These amounts resulted from the difference between the amount of the original foreign currency converted at the exchange rate (higher) applied upon payment of the constitutional right protection actions (known as amparos) and the amount recorded under regulations effective upon the payment date (pesification at Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currency, plus C.E.R.).  Additionally, and as disclosed in Communiqué “A” 3,916, as from April 2003, the amount recorded is amortized straight line over 60 months.

o)	Valuation of options

	o.1)	Put options taken: they were valued at the agreed-upon strike price (accrual method).In addition, the premiums accrued were recorded under “Other receivables from financial intermediation”.

o.2)

Put options sold: Such options were stated at the values of the exchange of the bonds, plus interest and C.E.R. adjustment accrued as of those dates (accrual method). Their notional value relates to amounts representing contingent obligations assumed by the Bank under put options sold on the Federal Government Bond coupons established in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, whose holders have requested such option  Management has estimated that such guarantees have a fair value of zero.  Under Central Bank rules, these are recorded in memorandum accounts.

	o.3)	Call options sold: they were valued at the effective quoted price as of the year-end. Market value differences were recorded in the income statement.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	o.4)	Forward transactions offset: As of December 31, 2005 and 2004, they were valued at their quoted prices, effective at year-end. Any quoted price-differences were charged to income for the year.

p)	Severance payments:

The Bank charges these payments directly to income when incurred.

q)	Provisions for liabilities:

The acquisition of Banco Bansud S.A. by Banco Macro S.A. gave rise to an original recording of negative goodwill of 365,560, which is the difference between the purchase price and the book value of the net equity acquired.

On July 24, 2003, the Central Bank issued Communiqué “A” 3,984, which established the methods for disclosure and amortization of negative goodwill, as well as the treatment thereof in the merger process. Such amortization methods depend on the reasons that originated such negative goodwill and are summarized below:

	-	For differences between book and fair values of government securities and guaranteed loans over the period of convergence of these values.

	-	For differences between book and carrying values of the loan portfolio during the effective period thereof.

	-	For expected future losses, upon occurrence thereof.

	-	For differences between book and fair values of non-monetary assets, during the amortization term of these assets.

The amount reversed for the fiscal year may not exceed the amount, which would have been amortized on a straight-line basis over 60 months.

Therefore, if these conditions are met, such goodwill will continue to be amortized.

As of December 31, 2005, and 2004, the referred goodwill is disclosed under “Provisions” in liabilities in the aggregate amounts of 73,112 and 146,224, respectively, net of accumulated amortization.  Therefore, as of December 31, 2005 and 2004 the Bank amortized such goodwill and credited 73,112 to “Other Income – Recovered loans and allowances reversed”, using the proportion of the cap of 20% per year established in such Communiqué.

Additionally, the acquisition of Nuevo Banco Suquía S.A. by Banco Macro Bansud S.A gave rise to an original recording of negative goodwill of 483, which is the difference between the purchase price of the net assets acquired and the book value to those assets.

The Bank also has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Bank accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

r)	Shareholders’ equity accounts:

They are restated as explained in note 4.3., except for the “Capital Stock” account which is presented at its original value. The adjustment resulting from its restatement as explained in note 4.3. is included in the “Adjustments to Shareholders’ Equity” account.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

s)	Consolidated Statement of Income Accounts:

Accounts reflecting monetary transactions (financial income and expenses, service-charge income and service-charge expenses, administrative expenses, loan losses, etc.) occurred during the fiscal year ended December 31, 2005 and 2004, were computed at their historical cost; whereas for the fiscal year ended December 31, 2003 they were restated as explained in note 4.3.

Accounts reflecting the effects of the sale, retirement or consumption of non-monetary assets were computed on the basis of the restated amounts of such assets, restated as mentioned in note 4.3.

The effect of inflation on monetary assets and liabilities through February 28, 2003, has been recognized in three accounts called “Monetary loss on financial intermediation”, “Monetary loss on operating expenses” and “Monetary loss on other operations”. These accounts include monetary transactions which were restated by applying the adjustment coefficient to the historical amounts on a monthly basis.

t)	Consolidated statement of cash flows:

For the purpose of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash” (“Cash on hand”, “Due from banks Correspondents” and “Others”). The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Central Bank.  Cash and cash equivalents represent instruments which are readily convertible to known amounts of cash and have original maturities of 90 days or less.

The Bank paid income tax of 553, 429 and 701 for the years ended December 31, 2005, 2004 and 2003, respectively. Additionally, for such periods, the Bank paid minimum presumed income tax of 12,198, 10,218 and 8,480 respectively.

The Bank paid interest expense of 133,196, 61,424 and 120,989 as of December 31, 2005, 2004 and 2003, respectively.

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

a)

As required by Central Bank ´s rules, the Bank calculates the income tax charge by applying the 35% rate to taxable income for the year, without giving effect to temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax; while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the current 0.2% rate to the book value of certain assets. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given year, the excess may be credited as a payment towards any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated tax loss carry forwards (NOLs) have been used.

As of December 31, 2004, the Bank had accumulated NOLs. Also, the Bank assessed a minimum presumed income tax charge, which was capitalized under “Other receivables”.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

As of December 31, 2005, the Bank estimated income tax in the amount of 34,042. Additionally, the Bank assessed a minimum presumed income tax charge, which was capitalized under “Other receivables”.

Consequently, as of December 31, 2005, the Bank maintained a total amount of 53,593 capitalized in connection with the minimum presumed income tax credit, which is considered an asset because Management estimates it will be used within ten years, which is the period allowed by Central Bank  Communiqué “A” No. 4,295, as supplemented.

The following is a detail of such tax credit and the estimated NOLs, indicating the year of origin and the estimated year to use it:

Minimum Presumed Income Tax

Origination year	Amount	Estimated year will be used

1999	8,108	2005
2000	5,859	2005
2001	3,804	2005
2002	8,613	2005/6
2003	12,285	2006/9
2004	14,924	2006/9

	53,593

NOLs

Amount	Expiration year

650	2006
113,870	2007
163,571	2008
82,989	2009
250	2010

361,330

Additionally, as of December 31, 2005, the Bank prepaid 11,846 for the tax year ended December 31, 2005, recorded in the “Other receivables” account.

b)

A.F.I.P. (Administración Federal de Ingresos Públicos - Argentine Tax Authorities) and other agencies’ administrative proceedings have had different interpretations regarding the tax treatment of the effect of the pesification and C.E.R. adjustment of guaranteed loans. The Bank believes that the income related to such items is not subject to income tax and therefore has not provided for such effect in the financial statements.

6.	DIFFERENCES BETWEEN CENTRAL BANK’S RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES, ARGENTINA

Standards effective in the City of Buenos Aires as of December 31, 2005:

Through Resolution C.D. No. 87/03 of June 18, 2003, the C.P.C.E.C.A.B.A. (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires—Professional Council in Economic Sciences of the City of Buenos Aires) approved the revised professional accounting standards mandatory in the City of Buenos Aires (Technical Resolutions Nos. 6, 8, 9, 16, 17, 18, 20, and 21). In particular, with respect to the financial institutions governed by the Central Bank, the C.P.C.E.C.A.B.A. kept in force Resolution C. No. 98/93, which does not require the net present value (discounting) of beginning and end-of-year balances of monetary receivables and payables generated by financial transactions and refinancing, and of other monetary receivables and payables not generated by trading of goods or services.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

As of the issuance date of these consolidated financial statements, the Central Bank has not adopted the valuation and disclosure changes provided by these professional accounting standards and their application in the financial statements of financial institutions is therefore not required. For this reason, the Bank did not quantify the net effects on shareholders’ equity or income (loss) caused by all the differences between such accounting standards and Central Bank rules.

The following are the main differences between the professional accounting standards and Central Bank rules, which affect the Bank as of December 31, 2005, 2004 and 2003:

a)	Valuation aspects

	1)	The Bank has not recognized the effects of changes in the peso purchasing power from March 1, 2003 through October 1, 2003. Such recognition is required by Argentine GAAP.

Had the effects of changes in the peso purchasing power, as mentioned above, been recognized, the shareholders’ equity as of December 31, 2005 and 2004, would have decreased by about 6,150 and 7,858, respectively, while results of operations for the years ended would not have varied significantly. The income for the year ended December 31, 2003 would have increased by 14,547.

2)

The Bank assesses income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income.  Under professional accounting standards, income tax should be recognized through the deferred tax method.

3)

Under Central Bank Communiqué “A” 3,916, as of December 31, 2005, 2004 and 2003, the Bank kept an amount of 42,632, 50,037 and 44,730, respectively, capitalized in the “Intangible assets – Organization and development costs” account.  This amount represents the foreign exchange differences resulting from the compliance with legal decisions regarding precautionary measures that required the Bank to reimburse certain deposits converted into pesos in their original currency, less amortizations. In accordance with professional accounting standards, if the amounts are realizable they should have been recorded in “Other receivables”, should not have been amortized and should have been stated at market value. If the amounts are not realizable, they should be recorded as losses.

4)

Holdings of government securities and loans to the non-financial government sector are valued in accordance with rules and regulations issued by the Federal Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes a present-value criteria, applying regulated discount rates, notional values and undiscounted cash flows, as detailed in notes 4.4.b.1) and 4.4.d). Furthermore, the Central Bank’s rules for recognition of allowance for loan losses provide that receivables from the non-financial government sector are not subject to provisions for loan losses, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in this regard is as follows:

i)

As of December 31, 2005, the Bank booked in “Government securities – Holdings in investment accounts” and “Other receivables from financial intermediation – Securities and foreign currency receivable from spot and forward purchases pending settlement” the securities received for the compensation established by Presidential Decree No. 905/02 in the aggregate amount of 187,660. In accordance with professional accounting standards, such assets should have been recorded at their current value. As of December 31, 2005 the quoted price of such securities amounted to 167,284.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

As of December 31, 2004, the Bank booked in “Government securities – Holdings in investment accounts” and “Other receivables from financial intermediation – Securities and foreign currency receivable from spot and forward purchases pending settlement” the securities received in compensation in the aggregate amount of 145,310. Additionally, the Bank booked in “Other receivables from financial intermediation – Other not covered by debtor classification standards” the remaining rights for securities to be received for the compensation established by Presidential Decree No. 905/02 totaling 609,791. These assets were required to be stated at market value in accordance with professional accounting standards. As of December 31, 2004, the quoted price of such compensation amounted to 533,494.

As of December 31, 2003, the Bank recorded in “Government securities – Holdings in investments accounts” and “Other receivables from financial intermediation – Securities and foreign currency receivable from spot and forward purchases pending settlement” the securities received for the compensation established by Presidential Decree N° 905/02 in the aggregate amount of 141,001. In accordance with professional accounting standards, such assets should have been recorded at their current value.The quoted market price of such securities amounted to 89,430 as of December 31, 2003.

As mentioned in note 2.a), the difference between the quoted price and the book amounts at beginning of year of securities intended to settle net liabilities booked under “Argentine Government bonds in US dollars accruing interest at LIBOR and maturing in 2012” should have been recorded against prior-year adjustment under professional accounting standards.

ii)

As of December 31, 2003, the Bank recorded in “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations” the remaining right to receive securities as compensation established by Presidential Decree No. 905/02 in the amount of 255,977. Additionally, the liability for the reimbursement to the Central Bank for 36,889 was recorded in “Other Liabilities from financial intermediation – Other”.

iii)

As of December 31, 2003, the Bank classified a portion of its holdings of government securities as “Holdings in investment accounts” in the aggregate amount of 2,975. In accordance with professional accounting standards, such assets should have been recorded at their current value. As of December 31, 2003, the quoted price of such securities amounted to 2,726.

iv)

As of December 31, 2005 and 2004, Federal Government Secured Bonds deriving from the exchange established by Presidential Decree No. 1,579/02 and other holdings of unlisted government securities were recorded in “Unlisted government securities” for a total net amount of 199,070 and 839,183, respectively. According to professional accounting standards, such assets should be stated at market value. As of December 31, 2005, and 2004, the quoted price of such assets amounted to 189,845 and 672,337, respectively.

As of December 31, 2003, the securities and bonds mentioned above were recorded in “Government Securities” and “Loans” (considering that the provincial debt exchange was still pending) for an amount of 528,932, net of secured bonds to be submitted for subscription for the direct exchange to be delivered to depositors.

v)

As disclosed in note 2.b)1), as of December 31, 2005 and 2004, the Federal Government Guaranteed Loans from the exchange established by Presidential Decree No. 1,387/01, and Other loans to the non-financial government sector are recorded in the “Loans – To the non-financial government sector” account in the net aggregate amount of 641,801 and 720,146, respectively. According to professional accounting standards, such assets should be stated at market value. As of December 31, 2005, and 2004, the estimated market value of such loans amounted approximately to 635,477 and 649,662, respectively.

As of December 31, 2003, such loans were recorded under “Loans – To the non-financial government sector” for 362,901.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

vi)

As of December 31, 2003 the Bank recorded in “Other receivables from financial intermediation”, other assistance to the non-financial government sector in the aggregate amounts of 1,453. In accordance with professional accounting standards, such assets should have been recorded at their current value.

In addition, the Bank allocated the adjustments referred to in note 7 as prior-year adjustment, whereas, under professional accounting standards, such adjustments should have been charged to income for the year ended December 31, 2004.

5)

As mentioned in Note 4.4.q), the acquisition of Banco Bansud S.A. by Banco Macro S.A. gave rise originally to the recording of negative goodwill of 365,560. This resulted from the difference between the purchase price and the book value of the net equity acquired according to Central Bank’s rules.  Subsequently, as mentioned in the referred note, under  Central Bank Communiqué “A” 3,984, the Bank retroactively applied the valuation and disclosure regulations established in such Communiqué and amortized, as of December 31, 2005, 80% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). This negative goodwill generated gains on inflation through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by Banco Macro Bansud S.A. generated negative goodwill of 483, resulting from the difference between the purchase price and the value of the net assets acquired applying Central Bank’s rules.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the cost of an investment is lower than fair value of the related identifiable assets, such difference shall be either deferred (as negative goodwill) and amortized subsequently as appropriate, on the basis of the specific circumstances of the transaction that originated such difference, or be considered a gain for the year.

b)	Disclosure aspects

There are certain disclosure differences between the criteria established by Central Bank and Argentine professional accounting standards.

Changes in professional accounting standards:

In August 2005, the C.P.C.E.C.A.B.A. approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the F.A.C.P.C.E. to unify Argentine professional accounting standards. Such Resolution is effective for fiscal years beginning as from January 1, 2006, and its early enforcement is accepted.  In addition, it establishes transition standards that defer the effective term of certain changes to the years beginning as from January 1, 2008.

The most significant changes for the Company are as follows:

-

Annulment of the suspension of the net present value measurement of beginning and end-of-year balances of monetary receivables and payables generated by financial transactions and refinancing, and of other monetary receivables and liabilities not generated by trading of goods or services in the financial institutions’ financial statements; and

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

-

For matters not foreseen in general or specific accounting standards and that cannot be resolved by using the general framework of accounting standards, International Financial Reporting Standards and interpretations approved by the International Accounting Standards Board, effective for the fiscal year in question, shall be applied.

7.	PRIOR PERIOD ADJUSTMENTS

The figures originally stated as of December 31, 2003 have been modified to give retroactive effect the following adjustments: (i) the reallocation, of the unrealized valuation difference, which had been originated by the adjustments to the compensation received under sections 28 and 29, Presidential Decree No. 905/02, equivalent to 40% of the net position in foreign currency as of December 31, 2001; and (ii) the additional adjustments arising from the effects of the asymmetrical pesification and the compensation mentioned in notes 2.a) and 11.

The amounts of such adjustments were a net decrease to net assets of 9,222 and 81,948 as of December 31, 2003 and 2002, respectively (totaled net decreased to net assets of 91,170).

8.	RESTRICTED AND PLEDGED ASSETS

Some of the Bank’s assets are restricted as follows:

a)	As of December 31, 2005 and 2004, the “Government Securities” account includes:

1.

Discount Bonds received as exchange of Consolidation Bonds in Pesos – First Series, amounting to 2,242 and 1,775, respectively, assigned to settle payables to the Central Bank and safety-net financing originated in the acquisition of assets and liabilities from the former Banco Federal Argentino (B.F.A.).

2.

Secured Bonds for 35,872 and 34,282 (face value of Ps. 24,400,000), respectively, as collateral for the loan granted by Banco de Inversión y Comercio Exterior S.A. (B.I.C.E.) to finance the public work “Paso San Francisco”.

3.

As of December 31, 2005, GDP-linked securities maturing in 2035 for 276, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

	4.	As of December 31, 2005, Listed - LEBAC (Central Bank bills) - for 7,267 as security for Rofex transactions.

5.

As of December 31, 2005, Argentine Government Compensation Bonds in Argentine pesos at a 2% rate maturing in 2007 for 10,705 of the former Banco Empresario de Tucumán Cooperativo Limitado (Banco Empresario) as security for the loan granted by the Central Bank to such bank and repaid by Banco Macro Bansud S.A. on December 2, 2005.  The Central Bank released such security on January 4, 2006.

6.

Federal Government Bonds in US dollars at LIBOR maturing in 2012 received in compensation (see note 2.a) for 2,101, as of December 31, 2004, as security for the subscription of bonds belonging to depositors who opted for the exchange (see  note 2.c)).

	7.	Government Bonds in US dollars at LIBOR maturing in 2012 received as compensation (see note 2.a)) for 48,837 as of December 31, 2004.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

b)	“Loans” account includes:

1.

As of December 31, 2005 and 2004, Federal Government Guaranteed Loans in the amount of 16,066 and 16,940, respectively, provided by the former Banco Macro S.A. as security to the  Central Bank for the exchange of compensation received in Federal Government Bonds in Pesos at a 2% rate per year, maturing in 2007, for BODEN requested by depositors, under  Central Bank Communiqué “B” 7,594.

2.

As of December 31, 2005, agreements for loans backed by pledges and signature loans for 16,208 as security for Sud Inversiones & Análisis S.A., in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

3.

As of December 31, 2004, Loans secured by mortgages and pledges in the amount of 1,852, in turn provided as security in favor of the Federal Treasury Department under the Global Credit Program for Small-sized and Micro-enterprises.

4.

Federal Government Guaranteed Loans in the amount of 3,931 as of December 31, 2004 as security in favor of the Central Bank for the loan received to acquire SADELA’s assets and liabilities,  mentioned in note 3.7.

c)	As of December 31, 2005, and 2004, the “Other receivables from financial intermediation” account includes:

	1.	Central Bank restricted deposits for 552 as of both years, as set forth by Communiqué “A” 1,190. The Bank has recorded allowances for 100% of this receivable.

2.

Special guarantee accounts with the Central Bank for transactions related to electronic clearing houses and other similar transactions, its had recorded under “Other receivables from financial intermediation – Central Bank,”  by 94,601 and 121,317, respectively.

3.

As of December 31, 2005, contributions to the Risk Fund of Garantizar S.G.R. for 10,000 made by the Bank on December 26, 2005 in its capacity as contributory partner of such company. Such contributions may be fully or partially reimbursed two years after the date of the contribution.

d)	As of December 31, 2005 and 2004, the “Other Receivables” account includes:

	1.	Blocked assets as of 543 and 1,292, respectively.

	2.	Guarantees related to credit card transactions by 12,178 and 13,011, respectively, and other guarantee deposits by 3,605 and 3,971 respectively, which were booked as “Guarantee deposits”.

e)	As of December 31, 2005, and 2004, the “Investments in other companies” account includes:

1.

Irrevocable contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. and Prosopis S.A. in the amount of 450 (150 in each company), under the federal taxes deferment, subscribed according to the Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years commencing on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

2.

Irrevocable contributions to El Taura S.A. for 61 and 90, respectively, which are exempt from provincial taxes according to the standards regulating the tourism promotion system of the Province of Salta pursuant to Provincial Law No. 6,064 (ratified by Provincial Decree No. 1,465/97 issued by the Executive of the Province of Salta), which establishes that the investment should be maintained in assets for a term of at least one year as from the payment date.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

3.

Two shares in Mercado de Valores de Buenos Aires S.A., in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa) were pledged in favor of “La Buenos Aires Cía. Argentina de Seguros S.A.” to cover the security granted in connection with the Macro Securities S.A. Sociedad de Bolsa’s failure to comply with its obligations.

f)

As of December 31, 2005, Nuevo Banco de Suquía S.A. had requested to Central Bank the replacement of the original guarantee for the loan granted by the Central Bank to the Bank to purchase Government bonds maturing in 2005, 2007 and 2012. Those bonds would be used for the deposit exchange option exercised by the holders of depositors with Nuevo Banco Suquía S.A. As of December 31, 2004, Nuevo Banco Suquía S.A. had used the class “A” certificate of participation in the Suquía trust as guarantee and it was replaced by Guaranteed Loans, the amount of Guaranteed Loans affected as of December 31, 2005 is 215,941.

As of December 31, 2005 and 2004 the book-value of the loan was 216,197 and 233,747 respectively.

g)

On March 9, 2004, Nuevo Banco Suquía S.A. gave secured bonds and guaranteed loans to the Central Bank as collateral for the loan for temporary illiquidity, granted through Resolution No. 315/02, dated March 21, 2002.  As of December 31, 2005 and 2004, the value of secured bonds and guaranteed loans amounted to 368,924 and 351,979, respectively.

9.	TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2005, 2004 and 2003, the amounts and income (loss) of the transactions performed with subsidiaries and related companies according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Suquía S.A.	S.I.A.S.A.	Macro Securities S.A. Sociedad de Bolsa	Sud Bank & Trust	Sud Valores S.G.F.C.I. S.A.	Macro Valores S.A.	Total 2005	Total 2004

ASSETS
Cash and due from banks and correspondents	409	—	—	2,173	—	—	2,582	2,131
Loans	1,609	—	—	26,185	—	—	27,794	—
Other receivables from financial intermediation	252	—	36,687	—	—	—	36,939	14,503
Other Receivables	5,144	—	—	—	—	—	5,144	4,670

Total Assets	7,414	—	36,687	28,358	—	—	72,459	21,304

LIABILITIES
Deposits	1,081	547	707	44	1,359	3,679	7,417	5,676
Other liabilities from financial intermediation	700	—	72,151	1,691	—	—	74,542	3,132

Total Liabilities	1,781	547	72,858	1,735	1,359	3,679	81,959	8,808

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Nuevo Banco Suquía S.A.	S.I.A.S.A.	Macro Securities S.A. Sociedad de Bolsa	Sud Bank & Trust	Sud Valores S.G.F.C.I. S.A.	Macro Valores S.A.	Total 2005	Total 2004

MEMORANDUM ACCOUNTS
Control debit accounts	—	—	—	144,202	—	—	144,202	6,382
Derivatives debit accounts	21,469	—	—	—	—	—	21,469	—
Contingency credit accounts	1,000	—	—	—	—	—	1,000	—

	22,469	—	—	144,202	—	—	166,671	6,382

	Nuevo Banco Suquía S.A.	S.I.A.S.A.	Macro Securities S.A. Sociedad de Bolsa	Sud Bank & Trust	Sud Valores S.G.F.C.I. S.A.	Macro Valores S.A.	Total 2005	Total 2004	Total 2003

INCOME / EXPENSE
Financial income	933	—	14	149	—	—	1,096	79	501
Financial expense	(980)	—	—	(2,079)	(10)	—	(3,069)	(5,481)	(8,471)
Service-charge income	10	1	64	2	1	2	80	33	10
Service-charge expense	—	—	(37)	—	—	—	(37)	(58)	(112)

	(37)	1	41	(1,928)	(9)	2	(1,930)	(5,427)	(8,072)

During 2005 and 2004, the Bank granted loans to executive officers and directors of the Bank and certain companies related to them and its subsidiaries. Loans granted to those related parties as of December 31, 2005 and 2004 totaled 81,170 and 55,908, respectively. It is the Bank’s policy that such loans are granted in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. In addition, the Bank participated in Puerto Madero VII Trust (see note 14).

As of December 31, 2005 and 2004, the outstanding deposits of related parties were 219,222 and 36,713, respectively.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

10.	CAPITAL STOCK

As of December 31, 2005, 2004 and 2003, the capital structure is as follows:

SHARES			CAPITAL STOCK

Class	Number	Votes per share	Issued and outstanding (1)	Paid-in (1)

Registered Class A shares of common stock	11,235,670	5	11,236	11,236
Registered Class B shares of common stock	597,707,767	1	597,707	597,707

Total 2005, 2004 and 2003	608,943,437		608,943	608,943

(1) Related to Ps. 608,943,437.

On September 26, 2005, the Regular and Special Shareholders’ Meetings of BANCO MACRO BANSUD S.A. approved a capital stock increase through the public subscription of shares for a face value of up to ARS 75,000,000 by issuing up to 75,000,000 common, class B and book-entry shares, with ARS 1 face value and entitled to one vote each.  The increase would amount to 12.32% of capital stock, which would thus rise from ARS 608,943,437 to ARS 683,943,437.  The new Class B shares would have the same rights as the Class B shares that are outstanding upon issuance, including the right to collect dividends. The Class B shares to be issued for the approved capital stock increase will be offered for public subscription in Argentina and may be offered abroad too.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock is listed on the New York Stock Exchange.

As of the date of issuance of these financial statements, the capital increase had been fully subscribed, paid in, and the 75 million class “B” shares of common stock remain pending registration with the CNV (Argentine Securities Commission).

Net income per common share for the fiscal years ended December 31, 2005, 2004 and 2003, was computed by dividing net income by the weighted average number of outstanding common shares for each year, considering the retroactive effect of the merger mentioned in note 3.2.

On April 28, 2006, the Regular and Special General Shareholders’ Meeting of Banco Macro Bansud approved, among other issues, the distribution of cash dividends amounting to 68,394 and an increase in the Legal Reserve of 52,543.

In addition, such Shareholders’ Meeting resolved to change of the Bank’s corporate name to Banco Macro S.A., subject to approval by the CNV (Argentine Securities Commission).

As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

11.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

CORPORATE BONDS				As of December, 31

Class	Original face value		Ref.	2005	2004

Subordinated corporate bonds	USD	60,000,000	a.1)	—	—
Subordinated corporate bonds	USD	23,000,000	a.1)	8,554	12,665
Subordinated corporate bonds	USD	4,000,000	b )	3,493	3,751

Total				12,047	16,416

Maturities of the corporate bonds as of December 31, 2005, are as follows:

Fiscal Year	2005

2006	9,299
2007	687
2008	687
2009	687
2010	687

Total	12,047

a.1)	On February 19, 1996, the Regular and Special Stockholders’ Meeting of the former Banco Bansud S.A. authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000.

The net funds collected from these corporate bonds were used to settle the loan borrowed from the Fondo Fiduciario de Capitalización Bancaria – Bank Capitalization Trust Fund (F.F.C.B.) as consequence of the acquisition of certain assets and liabilities from the Banco Federal Argentino.

After various negotiations between the parties, on April 16, 2003, the former Banco Bansud S.A. paid off at the due date, at the USD1 = ARS1 exchange rate, the last installment of the Subordinated Corporate Bond.

a.2)

On April 12, 1995, the Regular Shareholders’ Meeting of the former Banco Macro S.A. approved creating a global program for the issuance of simple corporate bonds, subordinated or not, non-convertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors the responsibility of setting the terms of the referenced bonds (price, form, payment and placement conditions, among others).

i) On July 20, 1998, the former Banco Macro S.A. received the funds related to a loan that it had requested from the F.F.C.B., now Assistance Trust Fund for Financial Institutions and Insurance (F.F.A.E.F. y S.), in the amount of USD 5,000,000, and Banco Macro Bansud S.A. issued Subordinated Corporate Bonds in order to finance the acquisition of Banco de Jujuy S.A.

As of December 31, 2005, the Bank paid off at the due date, at the USD1 = ARS1 exchange rate, the last installment of the Subordinated Corporate Bond.

ii) Pursuant to the request made by the Bank to the F.F.C.B.’s Managing Committee on July 26, 1999, to restructure the financing previously granted, a loan agreement was executed on December 29, 1999 by B.N.A., as F.F.C.B.’s trustee, and the former Banco Macro S.A. Under such agreement, the F.F.C.B. granted the Bank a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen computable equity.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

The former Banco Macro S.A. undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% per year on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the former Banco Macro S.A. requested the C.N.V.’s authorization to issue the fifth series of subordinated corporate bonds in the amount of USD 18,000,000, under the Corporate Bonds issuance global program for an aggregate amount of USD 50,000,000 as mentioned in point b), in order to repay the loan granted by the FFCB on December 29, 1999.

As of December 31, 2005, the Bank had paid the equivalent of USD 14,400,000.

The Managing Committee of the trust fund (F.F.C.B.) objected to the pesification of 50% of its loans, therefore requesting re-assessment of all payments made.

In this respect, on March 17, 2005, Banco Macro Bansud S.A. advised Central Bank of the acceptance of the guidelines defined by such agency and reflecting the right to receive the compensation for the asymmetric conversion into pesos and the effect of the global net negative position resulting therefrom. As of December 31, 2004, the recognition of this liability generated an adjustment to prior year income (see note 7).

Although the Bank accepted the re-dollarization of 50% of the payables to the F.F.R.E. as of December 31, 2001, on July 19, 2005, it reported to the Central Bank that the creditor still had to define several aspects, such as decrease in the interest rate to be applied to amounts in pesos and in USD and the treatment of compensatory and punitive interest, which is relevant to the final calculation of the amounts due and payable to date.

b)

The Special Shareholders’ Meeting of Banco de Salta S.A. (bank merged with and into the former Banco Macro S.A.) held on January 20, 1997, approved the issuance of subordinated corporate bonds of USD 4,000,000 to exercise the power granted to it by the second clause of the loan agreement executed with Banco Provincial de Salta (in liquidation) on June 28, 1996. As required by the bank, through Resolution No. 1,006, dated December 19, 1997, the C.N.V. authorized the entry of Banco de Salta S.A. into the public offering regime for the issuance of corporate bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the C.N.V. authorized the transfer in favor of Banco Macro Misiones S.A. (bank merged with and into the former Banco Macro S.A.), of the authorization granted to Banco de Salta S.A., to issue the referred corporate bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to Banco de Salta S.A. for the public offering of its corporate bonds.

As of December 31, 2005, the former Banco Macro S.A. had paid the equivalent of USD 2,000,000.

12.	ITEMS IN CUSTODY

	12.1.	Portfolio Management

a)

On March 1, 1996, Banco de Salta S.A. (bank merged with and into the former Banco Macro S.A.) and the Government of the Province of Salta executed an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the non-financial private sector. Former Banco Macro S.A. thereby undertook to perform all the necessary acts to manage such portfolio. In consideration, the Province of Salta assigned the former Banco Macro S.A. a percentage of the amounts effectively recovered.

As of December 31, 2005, and 2004, the loan portfolio managed amounted to 458,249 and 460,702, respectively.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

b)

By virtue of the agreement executed on August 11, 1998 between Banco de Jujuy S.A. (merged with and into the former Banco Macro S.A.) and the Province of Jujuy, the former Banco Macro S.A. undertook to perform all necessary acts to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide the province of Jujuy with a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy assigned to the former Banco Macro S.A., for all accounts and as a one-time and total consideration, a variable fee determined as a percentage of the amounts actually recovered.

As of December 31, 2005, and 2004, the loan portfolio managed amounted to 47,764 and 49,382, respectively.

c)

In order to securitize personal signature (unsecured) loans in Argentine Pesos granted to individuals through the “Cuenta sueldo” (loan system whereby the installment payment is automatically debited from the same account into which the Bank credits the salary), on June 7 2005, the Bank created “Macro Personal V Trust” (with Banco de Valores S.A., as trustee). This trust issued classes “A” and “B” certificates of participation, which were authorized by the C.N.V., for public offering, for a face value of 59,524 and 10,504, respectively. This agreement establishes that Banco Macro Bansud S.A. as trustor is the manager of the credit portfolio.

As of December 31, 2005, the portfolio managed by the Bank amounts to 21,875.

d)

On April 6, 2001, through Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of I.P.D.U.V. (Instituto Provincial de Desarrollo Urbano y Vivienda – Provincial Institute of Urban and Housing Development) executed on March 27, 2001, between such agency and the former Banco Macro S.A.  Through that extension, the Bank will provide to I.P.D.U.V., among others, the service of collecting the instalments payable by successful bidders for housing and a service of performing collection procedures related to such Institute’s receivables. In consideration thereof, the I.P.D.U.V. recognizes a percentage of the amounts effectively recovered to the former Banco Macro S.A.

The loan portfolio managed as of December 31, 2005 and 2004, amounted to 86,691 and 85,916, respectively.

e)

On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. executed an agreement for the financial trust LAVERC collection administration and management, whereby the management of the assets related to branches transferred to former Banco Bansud S.A. will be carried out by the former Banco Bansud S.A. (for further information see note 3.6.)

As of December 31, 2005 and 2004, the portfolio managed by the Bank amounted to 195,130 and 222,754, respectively.

	f)	In addition, as of December 31, 2005 and 2004, there are other portfolios managed by the Bank in the aggregate amount of 51,439 and 39,752, respectively.

12.2.	Mutual Funds

As of December 31, 2005, the Bank, in its capacity as depository institution, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Shares of interest	Shareholders Equity	Investments (1)

Pionero Crecimiento	1,956,437	4,093	4,004
Pionero renta	31,113,572	52,381	49,622
Pionero Financiero Dólares	17,635	55	11
Pionero Pesos	189,437,497	200,423	199,198
Puente Hnos.	10,732,614	17,022	14,461
Copérnico	31,516,013	120,431	79,526
Pionero Global	2,906,817	3,028	2,999

(1)	These amounts reflect the funds’ investment portfolios and are recorded under “Debit-balance accounts – Control – Other - Assets in custody”.

13.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485 and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System.  This system is characterized as being limited, mandatory and for valuable consideration.  It is designed to provide protection for risks inherent in bank deposits, subsidiary and supplementary to the one offered by the system of bank deposit priorities and protection established by Financial Institutions Law. Law 24,485 provided for the organization of SEDESA to manage the FGD (Fondo de Garantía de los Depósitos - Deposit Guarantee Fund). In August 1995, SEDESA was organized. The Bank holds a 3.4619% equity interest therein, according to the percentages set forth in Central Bank communiqué “B” 8,436 published on March 18, 2005.

This system covers deposits in Argentine pesos and foreign currency made in participating institutions as checking accounts, savings accounts, time deposits or any other modes determined by the Central Bank, as long as they fulfill the requirements of Presidential Decree No. 540/95 and any others established by the enforcement agency.  Additionally, the Central Bank issued regulations excluding from the deposits guarantee system those deposits made by other financial institutions, those made by entities related to the Bank, deposits of securities, among others.

14.	TRUST ACTIVITIES

Banco Macro Bansud S.A., either directly or through its subsidiary Sud Inversiones & Análisis S.A. (S.I.A.S.A.), acts as trustee. In no case will the trustee be liable with its own assets or for any obligations undertaken in the performance of the trust.  These obligations do not constitute any debt for the trustee and will be satisfied only with the corpus assets.  Additionally, the trustee may not levy any encumbrance on the corpus assets or dispose of them beyond the limits set forth in the abovementioned trust agreements. The fees earned by the Bank in its capacity as trustee are calculated under the terms of the respective trust agreements.

The following are certain characteristics of the main trusts where the Bank or its subsidiary acts as trustee:

	14.1.	Trust Fund for the Economic Development of the Province of Jujuy

The purpose of the formation of the trust was to provide financial assistance to the productive sectors in the Province of Jujuy.  In consequence, on May 11, 2000, the Economy Department of the Province of Jujuy (as trustor) and former Banco de Jujuy S.A. (as trustee) entered into a trust agreement (which was later amended on June 6, 2000). The trustor thereby transferred to  trust the following:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

(i)

the right to be assigned by the Provincial Government to the proceeds from the Federal Tax Revenue Sharing System to guarantee the settlement of the consolidated debt that flows into the Trust Fund for the Economic Development of the Province of Jujuy (up to a face value of 10,000) or the debt provided in exchange, and

(ii) the profits arising from Trust activities.

The Bank only acts as trustee (managing the trust’s assets) and, therefore, no assets or liabilities were recorded in the consolidated financial statements. In addition, as of December 31, 2005 and 2004, the Trust managed assets amounting to 6,585 and 6,547, respectively.

Due to the characteristics of the transaction, the Trust did not issue certificates of participation or debt certificates.

14.2.	Transporte Automotor Plaza S.A.

The purpose of formation of the Trust was to secure the guarantee provided by the former Banco Bansud S.A. to Transporte Automotor Plaza S.A. on certain bills of exchange issued for acquiring passenger transportation buses from Scania Latinoamérica Ltda.

In consequence, on May 7, 1998, S.I.A.S.A., Transporte Automotor Plaza S.A. and the former Banco Bansud S.A., in their capacities as trustee, trustor and beneficiary, respectively, signed a trust agreement. The trustor thereby transferred to  trust the following:

(i) The rights to 15% of daily revenues from the exploitation of the public passenger transportation service, and

(ii) a daily amount equivalent to the value of the bills to fall due in the six-month period divided by the number of working days of such period.

The trustee deposits the funds collected as mentioned in (ii) above in a trust account. The funds mentioned in (i) above are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary.

The Bank records as loan payments the disbursements made by such trust. This trust has not operated since September 2003 and has had no assets and liabilities since then.

Due to the characteristics of the transaction (to secure the payment of the financing granted by the Bank to Transporte Automotor Plaza S.A.), the Trust did not issue certificates of participation or debt certificates.

14.3.	San Isidro Trust

The purpose of the San Isidro Trust is the sale of the real property received to pay for the certificates issued by the trust. This means that the main cash flow for the repayment of the certificates of participation will come from the sale of the property mentioned above. In consequence, on June 4, 2001, the former Banco Macro S.A., as trustee (today Sud Inversiones & Análisis S.A. is the trustee), and República S.A. de Finanzas, as trustor, executed a trust agreement. The “San Isidro” financial trust was thereby set up. Under such agreement, the trustor assigned  to the trust the real property and plot of land located in the San Isidro district,  to realize them and use the proceeds therefrom to redeem the certificates of participation  issued by the trust.

The certificates of participation were delivered to Banco Macro Bansud S.A. (the Bank holds 100% of the certificates issued by the Trust) for the repayment of loans previously granted to República S.A. de Finanzas. This represents effectively a foreclosure since the former owner of the assets relinquished all rights to the assets to the trust and the Bank holds 100% of the trust certificates.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

The Bank recorded its holdings of San Isidro Trust certificates of participation in the account “Other receivables not covered by debtors classification standards”, as explained in note 4.4.i.4). In addition, as of December 31, 2005 and 2004, the assets managed by the Trust amounted to 16,782.

The Trust issued classes  “A”, “B” and “C” certificates of participation which represent the legal instrument whereby Banco Macro Bansud S.A. is entitled to receive the cash flow established in the Trust Agreement.

14.4.	Municipal Finance Reorganization Trust Fund

The purpose of the formation of the trust was to provide financial assistance to municipalities and municipal commissions in the Province of Jujuy. Consequently, on December 29, 2004, the Finance Minister of the Province of Jujuy, representing the trustor, i.e. the Provincial Government, and Banco Macro Bansud S.A., as trustee, executed a trust agreement. The trustor thereby transferred in trust the following:

	(i)	Contributions from the Provincial Treasury in cash, in real property and the proceeds from the sale of real property belonging to the Provincial Government.
	(ii)	One half, i.e. 50%, of property tax collections up to the annual amount of six million pesos.
	(iii)	Amounts recovered from loans granted to municipalities and municipal commissions.
	(iv)	Other resources assigned to the Provincial Government from its own resources, the federal government, or financing from abroad.
	(v)	Proceeds from the investment of the trust fund assets.
	(vi)	Whatever assets the municipalities and municipal commissions may transfer in trust, under the scope of Provincial Law No. 5,435.

The Bank only acts as trustee (managing the trust’s assets) and, therefore, no assets or liabilities were recorded in the consolidated financial statements. In addition, as of December 31, 2005, the Trust managed assets amounting to 79,644.

Additionally, due to the characteristics of the transaction, the Trust did not issue certificates of participation or debt certificates.

14.5.	Luján Trust

The Luján Trust was created for the purpose of reducing the customer’s uncollectibility risk of the credit asistance granted to Federalia S.A. de Finanzas. Consequently, on May 20, 2003, the former Banco Bansud S.A. signed a trust agreement with Federalia S.A. de Finanzas, in its capacity as trustor, and S.I.A.S.A., in its capacity as trustee, whereby a financial trust named “Luján” was created to sell the corpus assets transferred to the trust by the trustor, in accordance with the terms of the agreement. The proceeds, net of trust expenses, were to be used to pay off the certificates of participation issued by the Trust, subject to their order of preference. The corpus assets are made up of different real property and plots of land located in the Province of Buenos Aires, Argentina.

The Bank recorded its holdings of Lujan Trust certificates of participation in the account “Other receivables not covered by debtors classification standards”, as explained in note 4.4.i.4).

The Trust issued class “Nuevo A”, “Prima A” and “B” certificates of participation. The “B” certificates are subordinated to the other certificates.

14.6.	Trusts with depositors of former Banco Bansud S.A

The purpose of the formation of these trusts was to acquire the rights to subscribe federal government bonds from depositors of former Banco Bansud S.A., who opted to participate in the exchange of deposits.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Consecuently, during 2002 and 2003, certain trust agreements were signed between S.I.A.S.A. (in its capacity as trustee), the former Banco Bansud S.A. (in its capacity as beneficiary) and depositors of the former Banco Bansud S.A. (in their capacity as Trustors). Such agreement provided that:

(i) The Bank acquired from the depositors the rights to subscribe federal government bonds.
(ii)

The trustee undertook to accept such financial instrument and/or any other type of credit, obligation or security that the Federal Government may issue to exchange such deposits, which would be then transferred to the beneficiary.

As of September 30, 2005, the abovementioned agreements were terminated as their subject-matter was fulfilled and, accordingly, these trusts were terminated.

14.7.	Mypes II (a) Trust

The purpose of the trust is to provide financial assistance to small- and medium-size enterprises (Mypes) (SMEs).

Consequently, on May 26, 2004, a trust agreement was executed between the Ministry of Economy, in its capacity as trustor and beneficiary, the Ministry of Production, Department of SMEs and Regional Development, in its capacity as executor and organizer and S.I.A.S.A., in its capacity as trustee. An ordinary trust called “Mypes II (a)” was thereby created.  By virtue of this trust, the trustor and beneficiary assigned in trust the following assets:

(i) The funds contributed by the trustor and beneficiary;
(ii) The loans made by the intermediary financial institutions

Additionally, due to the characteristics of the transaction, the Trust did not issue certificates of participation or debt certificates.

The Bank records as loans the loans made under the program.

14.8.	Northia Trust

The purpose of the trust is to secure the repayment of the loan granted by Banco Macro Bansud S.A. to Laboratorios Northia S.A.C.I.F.I.A.

On December 31, 2004, S.I.A.S.A., in its capacity as trustee, Laboratorios Northia S.A.C.I.F.I.A., in its capacity as trustor and/or debtor and Banco Macro Bansud S.A., in its capacity as beneficiary, executed a guarantee trust agreement called “Northia Trust”, the purpose of which was: (i) to ensure punctual compliance with the obligations assumed by the trustor under the terms of the loan agreement; and (ii) to establish a mechanism that would allow settling the trustor’s payment obligations under the loan agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement. The trustor assigned and transferred in trust the following:

(i) The collection rights derived from the sales of products made (but not yet paid) and those to be made by the trustor in the future;
(ii) The amounts the trustor was entitled to collect under the manufacturing and/or medicine provision agreements;
(iii) The trustor’s collection of its present and future billing;
(iv) The amounts that the trustor was entitled to collect for any reason and for whatever items related to and/or directly or indirectly resulting from the trustor’s products or business activities;
(v)

The amounts that the trustor was entitled to collect for any reason whatsoever, either past and/or present and/or future (collectively referred to with the preceding items as the “Collection Rights”) related to the production and sale of its products.

As of December 31, 2005 and 2004, the Bank recorded in “Loans” the loan granted to Laboratorios Northia S.A.C.I.F.I.A.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

In addition, due to the characteristics of the transaction (the purpose of which is to secure the repayment of the loan granted by the Bank to Laboratorios Northia S.A.C.I.F.I.A.), the Trust did not issue certificates of participation or debt certificates.

14.9.	Fenoglio trust and Desarrollo PI trust

The purpose of the Fenoglio Trust is to secure the payment to an individual of the shares in Fenoglio S.A. acquired by Desarrollo PI S.A.

In this respect, on December 30, 2004, S.I.A.S.A., in its capacity as trustee, the individual, in its capacity as trustor, and the individual and Desarrollo PI S.A. in their capacity as beneficiaries A and B, respectively, executed a guarantee trust agreement called “Fenoglio Trust”.

In turn, the purpose of the Desarrollo PI S.A. Trust is to secure the repayment of the loan granted by Banco Macro Bansud S.A. to Desarrollo PI S.A. to purchase the shares in Fenoglio S.A.

Consequently, on December 30, 2004, S.I.A.S.A., in its capacity as trustee, Desarrollo PI S.A., in its capacity as trustor and Banco Macro Bansud S.A., in its capacity as beneficiary, executed a guarantee trust agreement called “Desarrollo PI trust” to ensure the repayment of the loan.

The trustor assigned and transferred in trust the following:

(i) All rights related to the trustor in its capacity as beneficiary B of the Fenoglio trust.
(ii) Certain Shares.

As of December 31, 2005 and 2004, the Bank recorded in “Loans” the loan granted to Desarrollo PI S.A. to purchase the shares in Fenoglio S.A.

Additionally, due to the trusts’ operating characteristics, no certificates of participation or debt certificates were issued.

14.10.	Pulte S.R.L. Trust

The purpose of the trust is to secure the repayment of the loan granted by Banco Macro Bansud S.A. to Pulte S.R.L.

On January 6, 2005, S.I.A.S.A., in its capacity as trustee, Pulte S.R.L., in its capacity as trustor and/or residual beneficiary and Banco Macro Bansud S.A., in its capacity as beneficiary, executed a guarantee trust agreement called “Pulte Trust”, the purpose of which was: (i) to ensure punctual compliance with the guaranteed obligations; and (ii) to establish a mechanism that would allow settling the trustor’s payment obligations under the loan agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement. The trustor assigned and transferred in trust the following:

(i) Real property, including: (a) the receivables and proceeds from the real property insurance; (b) the right to obtain and use the authorizations and any type of permissions in connection with the real property; (c) the prospective sale price and/or any other way of legal divestiture of real property.

(ii) Shares.

The Bank recorded in “Loans” the loan provided to Pulte S.R.L.

In addition, due to the operating characteristics of the trust (the purpose of which is to secure the repayment of the loan granted by the Bank to Pulte S.R.L.), no certificates of participation or debt certificates were issued.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

14.11.	Onext Trust

The purpose of the trust is to provide enough guarantees for the repayment of the credit assistance granted by the Bank to Dalvian House S.A., Conjunto los Cerros S.A. and Dalvian Constructora S.A.

Consequently, on May 19, 2005, a trust agreement was executed by Banco Macro Bansud S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, parties of the first part and S.I.A.S.A., in its capacity as trustee, party of the second part, Dalvian House S.A., in its capacity of Dalvian Constructora, party of the third part and Tecan Austral S.A., party of the fourth part, whereby the “ONEXT Financial Trust” was set up, by virtue of which the trustors conveyed the fiduciary ownership of the following:

	•	Banco Macro Bansud S.A.: the amount of 16,060 to the trust account.

	•	Credicoop: the amount of 16,060 to the trust account.

•

Dalvian House: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the prospective sale price and/or any other way of legal divestiture thereof.

•

Conjunto los Cerros: the plots of land owned, including:  a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the prospective sale price and/or any other way of legal divestiture thereof.

The Trust issued debt securities of 32,120,000 V.N. and certificates of participation (the collection of which is subordinated to the payment of the debt securities issued) of 48,947.

The Bank recorded its holdings of debt securities issued by the Trust in “Other receivables from financial intermediation”.

14.12.	Tucumán Trust

On August 31, 2005, S.I.A.S.A., in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A., Gabrinel S.A., in their capacity as trustors, and the holder of certificates of participation, in their capacity as beneficiaries, executed a trust agreement to create the “Tucumán” financial trust, whereby the trustors assign to the trust the fiduciary ownership of debt certificates issued by the República trust.

The purpose of such trust is to guarantee the payment of certificates of participation issued by the trustee, namely: “A” certificate of participation, with a total face value of 61,000 and “B” certificate of participation.

14.13.	Puerto Madero Siete Trust

On September 27, 2005, S.I.A.S.A., in its capacity as trustee, certain Bank´s shareholders and others, in their capacity of trustors and the holders of the certificates of participation, in their capacity as beneficiaries, executed a trust agreement to create the “Puerto Madero Siete” financial trust, the purpose of which is to purchase the real property “Dock 1, Eastern Area” and, potentially, other real property to carry out a business plan in the Puerto Madero area, City of Buenos Aires.

The trustors assign and transfer to the trust the following corpus assets:

		-	Initial contributions (mainly cash).

		-	The additional funds in Argentine pesos and/or foreign currency the beneficiaries may potentially contribute to carry out the business plan.

		-	The other assets and rights that may be incorporated into the trust during the term thereof.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	14.14.	TST&AF Trust

On November 29, 2005, an agreement was executed to replace the Trustee of the TST&AF trust between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as Trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as Trustee, Sud Inversiones & Análisis, in its capacity as Substitute Trustee and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust Company Limited, in its capacity as Beneficiaries, whereby the Trustee ratifies its express and irrevocable resignation as trustee, the Beneficiaries ratify the acceptance of the Trustee’s resignation and appoint S.I.A.S.A. as Substitute Trustee of the Trust.

S.I.A.S.A., in its capacity as Substitute Trustee, will manage the following assets:

		-	The site located at Block 1, “I”, Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project; and

		-	All other assets and rights related to the abovementioned real estate.

15.	COMPLIANCE WITH REGULATIONS TO ACT AS OVER-THE-COUNTER MARKET AGENT

The Bank’s shareholder’s equity exceeds the minimum amount required by C.N.V. Resolution No. 368/01, to act as over-the-counter market agent.

16.	RESTRICTION ON EARNINGS DISTRIBUTION

16.1

Through Communiqué “A” 4,152, the  Central Bank provided that those institutions that wish to distribute earnings must request Argentine Superintendency of Financial and Foreign Exchange Institutions (S.E.F. y C.’s) prior authorization and meet the requirements set forth in such Communiqué.

	16.2	As established by the Central Bank, as of December 31, 2005:

a)

20% of income for the year, plus/less adjustment to prior-year income (loss), shall be appropriated to the legal reserve. The amount that shall be transfered from unappropriated retained earnings to increase the legal reserve is 52,544.

b)

Banco Macro Bansud S.A. may only pay dividends after making the appropriations required by the law and the Bank’s by laws. Additionally, Banco Macro Bansud S.A. may not pay dividends related to the difference between the book value and quoted price of the Federal Government Bonds in US dollars at LIBOR maturing in 2012 (Boden 2012) received under Presidential Decree No. 905/02, Title VI, sections 28 and 29, which was 20,376 at December 31, 2005.

c)

As established in Central Bank Communiqué “A” 4,295, to determine the amounts to be distributed it will be necessary to deduct the assets recorded by Banco Macro Bansud S.A. for minimum presumed income tax from unappropriated retained earnings.  Such balance amounted to 42,723.

Accordingly, the Bank’s unappropriated retained earnings as of December 31, 2005, are restricted by 115,643.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

16.3

As stated in note 11, under the agreements executed with the Trust Fund for Assistance to Financial Institutions and Insurance Companies (F.F.A.E.F.y S.), Banco Macro Bansud S.A. may not distribute as cash dividends (i) an amount exceeding 50% of liquid and realized income or (ii) an amount exceeding 25% up to 50% of liquid and realized income (as defined in regulations), unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total cash dividends distributed.

16.4

According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment.  Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

17.	CLAIMS FROM THE A.F.I.P–D.G.I (FEDERAL PUBLIC REVENUE ADMINISTRATION – FEDERAL TAX BUREAU)

On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle is 10,780 in 120 monthly installments. The amount in question was charged to expense in year ended December 31, 2001.  As of December 31, 2005, the unpaid installments of such settlement were recorded in the “Other liabilities” account.

Between 2002 and 2006, the former Banco Bansud S.A. and Banco Macro Bansud S.A. filed appeals and administrative remedies with the Federal Administrative Tax Court against A.F.I.P. – D.G.I. against resolutions which, in accordance with the position mentioned in the preceding paragraphs, had questioned the tax calculation for fiscal years 1995 through 1999.

The issue under discussion and on which the A.F.I.P. bases its position is the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court, which issued a resolution in favor of the position assumed by Banco Macro Bansud S.A.

Management believes that is not probable that these issues will result in additional losses and therefore no additional amounts have been accrued.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

18.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,

	2005	2004

ASSETS
Cash and due from banks	692,246	715,907
Government and private securities	232,269	116,347
Loans	542,108	361,549
Other receivables from financial intermediation	355,274	763,920
Investments in other companies	453	99,893
Other receivables	11,986	25,439

Total	1,834,336	2,083,055

LIABILITIES
Deposits	1,092,755	1,008,586
Other liabilities from financial intermediations	393,064	404,543
Other liabilities	3,477	930
Subordinated Corporate Bonds	5,461	—
Items pending allocation	25	48

Total	1,494,782	1,414,107

19.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

19.1

Included in “Cash and Due from Banks” there are: (a) interest-bearing deposits with the Central Bank totaling 619,695 and 625,906 as of December 31, 2005 and 2004, respectively and (b) interest-bearing deposits in foreign banks totaling 149,514 and 360,206 as of December 31, 2005 and 2004, respectively.

The interest-bearing deposits with the B.C.R.A. yielded a nominal annual interest rate of 2.55% and 2.05% as of December 31, 2005 and 2004, respectively; and the interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 3.54% and 0.625% as of December 31, 2005 and 2004, respectively.

	19.2	Included in “Other Receivables from Financial Intermediation” there are other interest-bearing deposits with Central Bank totaling 94,601 and 98,339 as of December 31, 2005 and 2004, respectively.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

20.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,

	2005	2004

GOVERNMENT SECURITIES
Holdings in investment accounts
In pesos:
Federal government bonds, maturity 2007 – Compensation	10,705	—

Subtotal holdings in investment accounts – in pesos	10,705	—
In foreign currency:
Federal government bonds in USD at LIBOR, maturity 2012 – Compensation	94,711	53,856

Subtotal holdings in investment accounts – in foreign currency	94,711	53,856

Subtotal holdings in investment accounts	105,416	53,856

Holdings for trading or intermediation
In pesos:
Consolidation bonds of social security payables in pesos	9,110	11,557
Federal government bonds (maturity 2007, 2008 and 2014)	644	1,277
Consolidation bonds in pesos	2,906	5,649
Secured bonds Decree 1,579/02	22,391	18,351
Discount Bonds in Pesos	13,378	—
Other	2,069	869

Subtotal holdings for trading or intermediation - In pesos	50,498	37,703

In foreign currency:
Federal government bonds – (maturity 2005, 2006, 2012 and 2013)	109,658	47,415
Treasury Bills (maturity 2007)	4,543	—
Argentine Republic external bonds	—	1,271
Consolidation bonds	—	1,298
Other	87	1,253

Subtotal holding for trading or intermediation – In foreign currency	114,288	51,237

Subtotal holding for trading or intermediation	164,786	88,940

Unlisted government securities
In pesos:
Secured bonds Decree 1,579/02 (2)	197,771	819,498
Tax credit certificates under Decree 2,217/02AM, maturity 04/09/02 (1)	—	11,441
Argentine Republic external bills coupons (1)	—	2,089
Bonds issued by the Municipality of Bahía Blanca at 13.75%	505	2,257
Other	794	301

Subtotal unlisted government securities – In pesos	199,070	835,586

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	As of December 31,

	2005	2004

In foreign currency:
Argentine Republic external bills coupons (1)	—	3,597

Subtotal unlisted government securities – In foreign currency	—	3,597

Subtotal unlisted government securities	199,070	839,183

Instruments issued by Central Bank
In pesos:
Listed Central Bank external bills (LEBAC)	1,343,258	762,050
Listed Central Bank external notes (NOBAC)	822,351	73,180
Unlisted Central Bank external bills (LEBAC)	297,493	232,894
Unlisted Central Bank external notes (NOBAC)	—	29,456

Subtotal instruments issued by Central Bank	2,463,102	1,097,580

Total government securities	2,932,374	2,079,559

PRIVATE SECURITIES
Investments in listed private securities
Shares	8,071	3,951
Corporate bonds	24,016	14,872
Debt securities in financial trusts	3,448	10,069
Certificates of participation in financial trusts	19,005	757
Mutual funds	5,362	—

Total private securities	59,902	29,649

Total government and private securities, before allowances	2,992,276	2,109,208

Allowances	(512)	(2,471)

Total government and private securities	2,991,764	2,106,737

(1)	Relate to the holdings submitted for the Argentine government debt restructuring process mentioned in note 2.

(2)	These securities were disclosed as “Unlisted government securities” albeit listed, because they are valued under Central Bank Communiqué “A” 3911 as supplemented.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Maturing

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total

	Book value (in thousands of pesos)
Government securities
In pesos:
Investment account	7,137	3,568	—	—	10,705

Federal government bonds maturity 2007 – Compensation (BODEN 2007)	7,137	3,568	—	—	10,705
Holding for trading or intermediation	3,642	13,458	13,242	20,156	50,498

Consolidation bonds of social security payables in pesos	1,872	6,724	514	—	9,110
Federal government bonds (maturity 2007, 2008 and 2014)	250	133	261	—	644
Consolidation bonds in pesos	289	1,249	1,367	1	2,906
Secured bonds Decree 1,579/02	1,119	4,945	10,347	5,980	22,391
Discount Bonds in Pesos	—	—	—	13,378	13,378
Other	112	407	753	797	2,069
Unlisted government securities	10,902	43,810	91,496	52,862	199,070

Secured bonds Decree 1,579/02	9,947	43,661	91,358	52,805	197,771
Bonds issued by the Municipality of Bahía Blanca at 13.75%	505	—	—	—	505
Other	450	149	138	57	794
Instruments issued by Central Bank	1,823,589	639,513	—	—	2,463,102

Listed Central Bank external bills (LEBAC)	1,315,183	28,075	—	—	1,343,258
Listed Central Bank external notes (NOBAC)	212,083	610,268	—	—	822,351

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Maturing

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total

	Book value (in thousands of pesos)
Unlisted Central Bank external bills (LEBAC)	296,323	1,170	—	—	297,493

Total government securities in pesos	1,845,270	700,349	104,738	73,018	2,723,375

In foreign currency:
Investment account	13,530	54,121	27,060	—	94,711

Federal government bonds in USD at LIBOR, maturity 2012 – Compensation (BODEN 2012)	13,530	54,121	27,060	—	94,711
Holdings for trading or intermediation	29,579	57,859	26,763	87	114,288

Federal government bonds – (maturity 2005, 2006, 2012 and 2013)	29,579	53,316	26,763	—	109,658
Treasury Bills, maturity 2007	—	4,543	—	—	4,543
Other	—	—	—	87	87

Total government securities in foreign currency	43,109	111,980	53,823	87	208,999

Total government securities	1,888,379	812,329	158,561	73,105	2,932,374

PRIVATE SECURITIES
Investments in listed private securities
Shares	8,071	—	—	—	8,071
Corporate bonds	22,601	1,300	115	—	24,016
Debt securities in financial trusts	2,416	1,032	—	—	3,448
Certificates of participation in financial trusts	19,005	—	—	—	19,005
Mutual Funds	5,362	—	—	—	5,362

Total private securities	57,455	2,332	115	—	59,902

Total government and private securities, before allowances	1,945,834	814,661	158,676	73,105	2,992,276

Allowances					(512)

Total government and private securities					2,991,764

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

21.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

	a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions;

	b.	Financial sector: short-term loans to other banks and short-term loans from foreign branches to banks outside Argentina.

	c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

The classification of the loan portfolio in this regard was as follows:

	As of December 31,

	2005	2004

Non-financial government sector	645,342	809,577
Financial sector	80,511	81,812
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	29,891	13,707
- With Senior “B” guarantees	210,335	214,308
- Without Senior guarantees	1,261,459	1,139,969
Consumer
- With Senior “A” guarantees	15,560	8,622
- With Senior “B” guarantees	434,582	347,982
- Without Senior guarantees	996,972	484,408
Less: Allowance	(247,532)	(225,340)

Total loans, net of allowance	3,427,120	2,875,045

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

	2005	2004

Argentina	3,578,312	3,087,000
Chile	354	7
Ecuador	—	4
Thailand	423	2,651
Taiwan	—	637
United States of America	70,425	1,054
Brazil	139	207
Uruguay	9,546	8,825
Peru	247	—
United Kingdom	15,178	—
Bahamas	28	—
Less: Allowance	(247,532)	(225,340)

Total loans, net of allowances	3,427,120	2,875,045

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2005	2004

Agricultural livestock – Forestry – Fishing – Minery – Hunting	444,807	261,078
Foodstuff and beverages	235,114	190,586
Retail loans	678,891	409,221
Mass productions of products	76,197	119,193
Chemicals	61,070	100,356
Electricity, oil, water	24,580	16,746
Construction	220,663	90,236
Retail and consumer products	281,153	282,367
Governmental services	717,113	860,039
Financial sector	240,097	326,924
Transportation, storage and communications	141,039	114,755
Real estate, business and leases	57,698	93,750
Hotels and restaurants	48,586	11,772
Other services	275,376	87,357
Other	172,268	136,005

Total loans	3,674,652	3,100,385
Less: Allowance	(247,532)	(225,340)

Total loans, net of Allowance	3,427,120	2,875,045

22.	ALLOWANCES FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	225,340	56,279	116,125
Provision for loan losses (a)(b)	61,008	36,467	35,009
Allowances for loan losses from acquisition of Nuevo Banco Suquía S.A.	—	143,457	—
Allowances for loan losses from incorporation of assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado	74,775	—	—
Allowances for loan losses for purchased loans and recovered loans	6,262	21,329	495
Write Offs	(60,929)	(32,164)	(64,887)
Reversals (b)	(58,924)	(28)	(29,608)
Monetary gain generated on allowances	—	—	(855)

Balance at the end of the fiscal year (c)	247,532	225,340	56,279

(a)

As of December 31, 2005, the amount of provision for loan losses disclosed in the statements of Income, includes above amounts, and, mainly, the provision for other receivables for financial intermediation (see note 26).

(b)	As of December 31, 2005, as disclosed in note 30, under US SEC requirements, the amount of loan loss provision includes above amounts less recovered loans of 20,379.
(c)	As of December 31, 2005, as disclosed in note 30, under US SEC requirements, the amount of allowance for loan losses includes the allowance for assets subject to financial lease (see note 26).

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

23.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION

The breakdown of other receivables from financial intermediation by guarantee type is as follows:

	As of December 31,

Description	2005	2004

With preferred guarantees	176,857	521,013
Without preferred guarantees	930,831	1,385,741
Allowances	(27,600)	(107,530)

	1,080,088	1,799,224

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

	As of December 31,

Description	2005	2004

Corporate bonds—Unlisted	927	928
Debt securities in financial trusts—Unlisted	124,700	33,106
Certificates of participation in financial trusts—Unlisted	193,062	88,907

Total investments in unlisted private securities	318,689	122,941

As of December 31, 2005, maturities for the private securities disclosed above are as follows:

	Maturing

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total

Corporate bonds—Unlisted	115	558	254	—	927
Debt securities in financial trusts—Unlisted	109,913	13,368	1,419	—	124,700
Certificates of participation in financial trusts—Unlisted	2,826	—	—	190,236	193,062

Total investments in unlisted private securities	112,854	13,926	1,673	190,236	318,689

The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

The assets and liabilities related to such transactions are as follows:

	As of December 31,

Description	2005	2004

Amounts receivable from spot and forward sales pending settlement
Receivables from repurchase agreements of government securities	247,743	637,782
Receivable from spot sales of government and private securities pending settlement	87,732	40,378
Receivables from other repurchase agreements	—	1,151
Receivables from forward sales of government securities	2,821	54,684
Receivables from other forward sales	57,684	—

	395,980	733,995

Securities and foreign currency receivable from spot and forward purchases pending settlement
Forward purchases of securities under repurchase agreements	162,402	202,334
Spot purchases of government and private securities pending settlement	74,207	4,227

	236,609	206,561

Amounts payable for spot and forward purchases pending settlement
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	4	1
Payables for forward purchases of securities under repurchase agreements	88,647	126,762
Payables for spot purchases of government securities pending settlement	11,906	3,631
Payables under repo transactions	8,125	22,678
Payable for spot purchases of government and private securities awaiting settlement	—	589

	108,682	153,661

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

	As of December 31,

Description	2005	2004

Securities and foreign currency to be delivered under spot and forward sales pending settlement
Forward sales of government securities under repurchase agreements	284,656	690,539
Forward sales of government securities	4,428	58,870
Forward sales of government securities under other repurchase agreements	—	1,551
Spot sales of government and private securities pending settlement	87,910	3,212
Other forward Sales	52,720	—

	429,714	754,172

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in note 4.4.i).

The fair value of these instruments as of December 31, 2005, and 2004, was:

	End-of-year fair value

	2005	2004

Assets	236,609	206,560
Liabilities	429,714	453,432

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statement of income of each year.

24.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

	24.1.	Bank Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December 31,

Description	Estimated useful life (years)	2005	2004

Buildings	50	238,028	198,284
Furniture and facilities	10	60,985	59,017
Machinery and equipment	5	231,885	219,068
Vehicles	5	20,149	19,024
Other	—	540	681
Accumulated depreciation		(328,047)	(302,210)

Total		223,540	193,864

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

Depreciation expense was 19,218, 16,570 and 16,638, as of December 31, 2005, 2004 and 2003, respectively.

24.2.	Other assets

Other assets consisted of the following as of December 31, 2005 and 2004:

	As of December 31,

Description	Estimated useful life (years)	2005	2004

Works in progress	—	6,932	3,832
Works of art	—	1,175	962
Prepayments for the purchase of assets	—	4,191	693
Assets acquired by attachment in aide of execution	—	26,213	20,864
Leased buildings	50	10,529	8,236
Stationery and office supplies	—	1,236	1,193
Other assets (1)	50	137,336	147,033
Accumulated depreciation	—	(12,953)	(24,671)

Total		174,659	158,142

(1) Mainly includes buildings acquired by attachment in aide of execution, which under Central Bank rules are included in this line after a period of 6 months from the acquisition.

Depreciation expense was 2,024, 2,311 and 2,473 at December 31, 2005, 2004 and 2003, respectively.

24.3.	Operating Leases

As of December 31, 2005, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 6 years).

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	In thousands of Ps.

2006	7,901
2007	6,590
2008	4,140
2009	2,062
2010	1,444
2011 and after	741

Total	22,878

As of December 31, 2005, 2004 and 2003, rental expenses amounted to 7,249, 4,338 and 3,575, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

25.	INTANGIBLE ASSETS

	25.1.	Goodwill:

As of December 31, 2005 and 2004 goodwill breakdown is as follows:

	As of December 31,

Description	Estimated useful life (years)	2005	2004

Goodwill for the purchase of Banco de Jujuy S.A., net of accumulated amortization of 6,667 as of December 31, 2005	7	1,646	2,485

Amortization expense on goodwill was 839 as of December 31, 2005, 2004 and 2003.

On January 12, 1998, Banco Macro acquired 80% of the capital stock of Banco de Jujuy in the amount of Ps. 5.1 million. The assets transferred amounted to Ps.30 million and the liabilities assumed amounted to Ps.28 million (historical values).

Under Central Bank Rules, this transaction resulted in Banco Macro’s positive goodwill amounting to Ps. 3.5 million, which is amortized in seven years and no impairment is required.

Under U.S. G.A.A.P., as a result of the economic crisis undergone by Argentina since 2001, the Bank concluded that such goodwill was fully impaired and wrote off the total amount of that goodwill and the amortization expenses recognized under Central Bank rules were reversed for U.S. G.A.A.P. purposes. Such adjustment is included in note 34.7 d).

25.2.	Organization and development costs:

As of December 31, 2005 and 2004, the organization and development costs breakdown is as follows:

	As of December 31,

Description	Estimated useful life (years)	2005	2004

Differences due to courts orders – non deductibles for the determination of the computable equity	5	42,632	50,037
Cost from information technology projects	5	22,232	24,941
Organizational cost	5	1,577	2,698
Other capitalized cost	5	2,004	1,370

Total		68,445	79,046

Amortization expense was 26,688, 25,267 and 21,511 as of December 31, 2005, 2004 and 2003, respectively.

Intangible assets changed as follows during fiscal years ended December 31, 2005, 2004 and 2003:

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

	Fiscal year ended December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	81,531	82,185	37,809
Additions	16,148	25,445	74,187
Decreases	(61)	—	(7,583)
Amortization expense	(27,527)	(26,099)	(22,228)

Balance at the end of the fiscal year	70,091	81,531	82,185

26.	OTHER ALLOWANCES AND PROVISIONS

The activity of the following allowances deducted from assets or included in liabilities in accordance with Central Bank rules are as follows:

Government and private securities

Recorded to cover possible impairment risk arising out of government securities.

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	2,471	3,137	3,844
Allowances for government and private securities losses from acquisition of Nuevo Banco Suquía S.A.	—	2,471	—
Allowances for government and private securities losses	512	—	—
Write off	(2,471)	(2,997)	—
Reversals	—	(140)	(679)
Monetary gain generated on allowances	—	—	(28)

Balance at the end of the fiscal year	512	2,471	3,137

Other receivables from financial intermediation

Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account note 4.4.g).

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	107,530	134,145	118,532
Provision for other receivables for financial intermediation losses	9,958	716	18,215
Provision for other receivables for financial intermediation losses from acquisition of Nuevo Banco Suquía S.A.	—	102,767	—
Write off	(78,789)	(130,098)	(43)
Reversals	(11,099)	—	(1,687)
Monetary gain generated on allowances	—	—	(872)

Balance at the end of the fiscal year	27,600	107,530	134,145

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

Assets subject to financial lease

Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account note 4.4.g)

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	609	—	—
Provision for assets subject to financial lease	875	609	—
Applications	(14)	—	—

Balance at the end of the fiscal year (1)	1,470	609	—

(1) Under U.S. S.E.C. requirements, they were included in “Assets – Allowance for loans losses”

Investment in other companies

Recorded to cover possible impairment risk arising from investments in other companies.

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	719	2	6
Provision for investment in other companies losses	1,049	3,003	—
Allowances for investment in other companies losses from acquisition of Nuevo Banco Suquía S.A.	—	321	—
Write off	(167)	(2,607)	(4)
Reversals	(297)	—	—

Balance at the end of the fiscal year	1,304	719	2

Other receivables

Following is a summary of amounts recorded to cover collectibility risks of other receivables. Amounts include allowances on the receivables recovered from Suquía Trust.

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	6,201	3,630	3,256
Provision for other receivables losses	13,220	1,223	583
Allowances for other receivables losses from acquisition of Nuevo Banco Suquía S.A.	—	1,689	—
Write off	(1,098)	(341)	(185)
Reversals	(77)	—	—
Monetary gain generated on allowances	—	—	(24)

Balance at the end of the fiscal year	18,246	6,201	3,630

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

Provisions – Contingencies and Commitments

Following is a roll-forward of the allowance recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS No. 5.

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	3,120	5,342	25,562
Provision for contingent commitments losses	1,692	843	2,139
Allowances for contingent commitments losses from acquisition of Nuevo Banco Suquía S.A.	—	48	—
Write off	(1,043)	—	(293)
Reversals	(1,693)	(3,113)	(21,879)
Monetary gain generated on allowances	—	—	(187)

Balance at the end of the fiscal year	2,076	3,120	5,342

Provisions - Negative Goodwill

Following is the roll forward of the amounts recorded to cover the difference between the purchase price and the book value of the net equity acquired of Banco Bansud:

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	146,707	219,336	295,156
Allowances	—	483	—
Amortization	(73,112)	(73,112)	(73,112)
Monetary gain generated on allowances	—	—	(2,708)

Balance at the end of the fiscal year	73,595	146,707	219,336

Provisions - Other loss contingencies

Principally includes labor litigation and customer and other third-parties claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS No. 5.

	As of December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	75,872	60,450	70,860
Provision for other contingent losses	37,440	3,211	3,445
Provision for other contingent losses from acquisition of Nuevo Banco Suquía S.A.	—	16,948	—
Provision for other contingent losses from incorporation of assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado	6,796	—	—
Write off	(13,347)	(1,492)	(2,627)
Reversals	(4,282)	(3,245)	(11,084)
Monetary gain generated on allowances	—	—	(144)

Balance at the end of the fiscal year	102,479	75,872	60,450

Total of provisions	178,150	225,699	285,128

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

27.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

	27.1.	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 thousand or more as of December 31, 2005 is Ps. 2,378,113 thousand.

	27.2.	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31,

	2005				2004

	Principal	Interest and adjustments		Rate	Principal	Interest and adjustments	Rate

Short–term liabilities	19,548	14,805		3,65%	72,162	13,514	4,11%
Long–term liabilities	107,174	75,984		3,70%	329,561	70,030	4,18%

Total	126,722	90,789	(1)		401,723	83,544

(1) As of December 31, 2005, “Interest and adjustments” includes 11,159 related to adjustments on the above liabilities booked in “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year	As of December 31, 2005

2006	—
2007	30,937
2008	30,444
2009	30,444
2010	30,444
As from 2010	60,889

Total	183,158

27.3.	Banks and international institutions

	As of December 31,

	2005				2004

	Principal		Interest	Rate	Principal	Interest	Rate

Short–term liabilities	154,006	(a)	4,538	5,64%	13,017	230	3,42%
Long–term liabilities	—		—		1,651	—	2,98%

Total	154,006		4,538		14,668	230

(a)     In January, 2005 the Bank obtained a USD 50 million loan from Credit Suisse First Boston with an 18-month term at the LIBOR rate plus 2.7%. The loan agreement includes restrictions, principally related to the compliance of the payments established. Likewise, the loan agreement contains their restrictions connected to the fulfillment of financial ratios. As of December 31, 2005 the Bank had duly complied with the obligations assumed with the loan

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

Accrued interest and adjustments are included in the “Accrued interest, adjustments and foreign exchange differences payable” account. Amounts are unsecured.

27.4.	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December, 31

	2005			2004

	Principal	Interest	Rate	Principal	Interest	Rate

Short–term liabilities	2,481	999	3,04%	32,021	673	2,49%
Long–term liabilities	22,673	16,106	3,11%	24,814	14,945	2,05%

Total	25,154	17,105		56,835	15,618

Accrued interest and adjustments are included in “Accrued interest, adjustments and foreign exchange differences payable” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets.  Amounts are unsecured.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year	As of December, 31 2005

2006	—
2007	2,194
2008	2,032
2009	2,032
2010	2,878
2011	3,049
2012	3,049
2013	3,049
2014	4,658
2015	4,980
2016	4,980
2017	4,980
2018	898

Total	38,779

28.	EMPLOYEE BENEFIT PLANS

The Bank does not maintain pension plans for its personnel. The Bank is required to pay employer contributions, determined on the basis of total monthly payroll.

These expenses aggregated 36,094, 17,988 and 14,826 for the fiscal years ended December 31, 2005, 2004 and 2003, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

29.	MINIMUM CAPITAL REQUIREMENTS

Under Central Bank’s rules, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). As of December 31, 2005 and 2004, the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the Central Bank’s rules are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital

December 31, 2005	366,084	1,491,670	1,125,586
December 31, 2004	250,780	1,361,237	1,110,457

30.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET

The presentation of consolidated financial statements under Central Bank’s rules differs significantly from the format required by the U.S. Securities and Exchange Commission (SEC) under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”).  The following consolidated financial statements were restated into constant pesos, as explained in note 4.3.  These consolidated financial statements were prepared using the measurement methods provided by Central Bank, but under US SEC requirements:

Consolidated Statements of Income	2005	2004	2003

Interest and fees on loans	418,175	144,833	111,024
Interest on interest-bearing deposits with other banks	7,861	1,570	1,892
Interest on other receivables from financial intermediation	67,117	18,953	34,045
Interest on securities and foreign exchange purchased under resale agreements	14,924	3,539	780
Government securities and other trading gains, net	203,566	216,937	275,988
Foreign exchange, net	31,392	27,954	(65,498)
Other interest income	17,574	6,139	2,951

Total interest income	760,609	419,925	361,182

Interest on deposits	191,637	73,899	124,854
Interest on short-tern borrowings	14,006	4,602	4,245
Interest on long-term debt	15,842	11,394	6,368
Other interest expense	82,250	34,659	45,462
Monetary loss on financial intermediation	—	—	3,899

Total interest expense	303,735	124,554	184,828

Net interest income	456,874	295,371	176,354

Provision for loan losses, net	18,295	(25,107)	7,497

Net interest income after provision for loan losses	475,169	270,264	183,851

Service charges on deposit accounts	186,062	81,503	82,529
Credit-card service charges and fees	43,687	41,310	18,653
Other commissions	7,948	4,362	4,047
Foreign currency exchange trading income	10,630	5,928	4,926
Income from equity in other companies	6,909	3,765	2,950
Negative Goodwill	73,112	73,112	73,112
Other	86,267	29,649	128,010

Total non-interest income	414,615	239,629	314,227

Commissions	31,213	4,989	3,651
Salaries and payroll taxes	253,816	132,910	112,493
Outside consultants and services	25,476	16,729	15,560
Depreciation of bank premises and equipment	20,815	18,881	19,111
Rent	9,860	4,898	4,501
Stationery and supplies	7,823	3,902	3,807
Electric power and communications	17,047	9,366	9,391
Advertising and publicity	22,663	12,048	5,991

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

Consolidated Statements of Income (cont.)	2005	2004	2003

Taxes	5,616	3,353	3,175
Management Fee	14,142	5,861	5,608
Insurance	3,956	4,096	4,195
Security services	16,366	10,184	8,473
Maintenance, conservation and repair expenses	17,429	11,638	9,130
Amortization of organization and development expenses	27,423	26,106	22,351
Provision for losses on other receivables and other allowances	9,301	3,920	21,730
Other	110,050	47,336	47,785
Monetary loss on operating expense	—	—	107
Monetary loss on other operations	—	—	337

Total non-interest expense	592,996	316,217	297,396

Minority interest of subsidiaries	27	—	—

Income before income tax expense	296,761	193,676	200,682

Income tax expense	34,042	699	833
Income from continuing operations	262,719	192,977	199,849

Net income	262,719	192,977	199,849

Earnings per common share	0.43	0.32	0.33

Central Bank ´s rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2005, and 2004, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2005	2004

ASSETS
Cash and due from banks	423,639	385,004
Interest-bearing deposits in other banks	863,810	1,084,451
Federal Funds sold and securities purchased under resale agreements of similar arrangements	410,145	853,992
Trading account assets	206,982	116,118
Other short-term investments	115	928
Investment securities available for sale	2,765,777	1,990,619
Loans	3,842,485	3,181,895
Allowance for loan losses	(249,002)	(225,949)
Premises and equipment	397,928	351,506
Due from customers on acceptances	69,637	38,617
Other assets	474,906	689,637

Total assets	9,206,422	8,466,818

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

	2005	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits	4,829,786	3,942,971
Non interest-bearing deposits	1,735,540	1,376,026
Federal Funds purchased and securities sold under repurchase agreements	381,427	841,530
Other short-term borrowings	196,377	167,053
Long-term borrowings	221,937	610,200
Contingent liabilities	104,555	79,475
Other liabilities	158,700	137,225
Bank acceptances outstanding	69,637	38,617
Subordinated corporate bonds	12,047	16,416
Minority interest in consolidated subsidiaries	6,842	3

Total liabilities	7,716,848	7,209,516

Common shares	608,943	608,943
Retained appropriated earnings	245,513	222,320
Retained unappropriated earnings	630,607	421,528
Other shareholders’ equity	4,511	4,511

Total shareholders´ equity	1,489,574	1,257,302

Total liabilities and shareholders’ equity	9,206,422	8,466,818

31.	OPERATIONS BY GEOGRAPHICAL SEGMENT

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,

	2005	2004	2003

Total revenues	1,271, 492	691, 897	786,244
Argentina	1,247,412	678,363	774,920
Bahamas	24,080	13,534	11,324
Net income	262,719	192,977	199,849
Argentina	252,326	195,920	207,070
Bahamas	10,393	(2,943)	(7,221)
Total assets	9,487,822	8,797,757	5,025,027
Argentina	9,139,388	8,353,266	4,814,982
Bahamas	348,434	444,491	210,045

32.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank enters into various transactions involving off-balance-sheet financial instruments. These instruments could be used to meet the risk management, trading and financing needs of customers or for the Bank’s proprietary trading and asset and liability management purposes, and could be subject to varying degrees of credit and market risk. Credit risk and market risk associated with on- and off-balance-sheet financial instruments are monitored on an aggregate basis.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

The Bank uses the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as it does for granting loans.

Derivatives

In the normal course of business, the Bank enters into a variety of transactions principally in the foreign exchange and stock markets. Most counterparts in the derivative transactions are banks and other financial institutions.

These instruments include:

-

Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be traded on a stock exchange or under Over-the-Counter (OTC) agreements.

-

Forwards: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Forwards are traded on stock exchange at standardized amounts of the underlying asset or financial instrument.

Pursuant to Central Bank’s rules, forward transactions with delivery of underlying assets, must be recorded under “Other receivables from financial intermediations” and “Other liabilities from financial intermediations” in the accompanying consolidated balance sheets and they were valued as mentioned in note 4.4.i) (accrual method).

The notional contractual amount of these instruments represents the volume of outstanding transactions and do not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices.

The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2005, and 2004:

		As of December 31,

		2005	2004

Put options taken	(a)	120,923	10,453
Forward sales of foreign exchange without delivery of underlying asset	(b)	55,203	22,304
Forward purchases of foreign exchange without delivery of underlying asset	(b)	15,301	22,304
Put options sold	(c)	112,423	122,055
Call options sold	(a)	120,886	—

(a)

As of December 31, 2005, the Bank has sold a call option and purchased a put option over the debt securities of “BG Financial Trust”. It also sold a call option and purchased a put option over the certificates of participation of the “Luján Financial Trust”. In both cases, the options share the same strike price, exercise term (one of them has a two-day difference) and underlying assets.

The Bank structured these transactions to guarantee the sale of the assets involved by charging an interest rate from the execution of the agreements until options are exercised.

Under Central Bank rules, the put options taken were valued at the agreed-upon strike price and the call options sold at the market price (see additionally note 14.)

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

As of December 31, 2004, the Bank acquired from another financial institution the rights to receive government bonds - Boden 2013. In order to mitigate the risk generated by the possible delay of delivery of the underlying bonds, the Bank acquired a put option for the same face value. Under Central Bank rules, they were valued at their strike price (accrual method). This is the only transaction of this type that the Bank entered during 2004.

(b)

The Bank enters into these transactions to take advantage of price differentials. Under Central Bank rules, they were valued at their quoted prices as of December 31, 2005 and 2004. They expired in January and February 2006. Any quoted price-differences were charged to income.

(c)	Such options were imposed by the Federal Government to all financial institutions.

As mentioned on in Note 4.4.o), the Bank recorded in memorandum accounts the amounts representing obligations of the Bank under put options sold related to the Federal Government Bond coupons established in Presidential Decrees Nos. 905/02 and 1,836/02.

During the Argentine crisis and pursuant to such decrees, the deposits which were denominated in US Dollars were exchanged for peso denominated government bonds using a Ps.1.4 to the U.S.$1.00 exchange rate. The bonds received by the depositors carried an interest rate plus CER (an inflation index) adjustment.

In order to enhance the public’s trust in the system and the exchange mechanisms, the Central Bank of Argentina effectively required the banks to issue a put option to the depositors who so requested. Such put options will entitle the bondholders to receive 1.4 exchange rate, plus accrued interest plus CER. This was intended to effectively provide a floor for the yield of such government bonds for the holders, therefore, if the value of these bonds were to decrease below the terms of the put options (ie, Ps.1.4 exchange rate plus interest plus CER), the holders would then be able to present the put options to the Bank and receive such value. These options expire 30 days after the expiration of each coupon received by the depositors, in varying dates through 2013. As it is a put option established by the Federal Government to the detriment of the Bank, the holders of such options did not pay any type of premium to the Bank and thus the Bank has never recognized any income from these options, and has never established an initial liability since it received no up-front premium.

Since the exchange, these government bonds have increased in value significantly given the improvement of the Argentina’s economy and therefore of the government’s creditworthiness. Therefore the options have never had any intrinsic value. It should be noted that the interest rate and terms of the options are the same as the bonds and therefore the options will only be exercised in case of government default. The Bank understands that such options have only a di minimus value. Under Central Bank rules, they were valued at their strike price and recorded only in memo accounts.

Credit-related financial instruments

The Bank’s exposure to credit loss in the event of the counterparts´ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	As of December 31,

	2005	2004

Unused portion of loans granted per debtors classification regulations	20,118	22,702
Other guarantees provided covered by debtors classification regulations	94,402	90,285

(*)	A significant portion of the Bank’s guarantees as of December 31, 2005, and 2004, have a remaining maturity of less than one year.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management´s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,

	2005	2004

Checks drawn on the Bank pending clearing	222,194	261,096
Checks drawn on other Banks	82,050	92,873

33.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.  Management has determined that the Bank has one reportable segment related to banking activities.

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK’S RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Central Bank´s rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (“U.S. G.A.A.P.”). “SFAS” shall refer to Statements of Financial Accounting Standards.

34.1.	Income taxes

a)

As explained in note 5, Central Bank’s rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

For purposes of U.S. G.A.A.P. reporting, the Bank applies SFAS No. 109 “Accounting for income taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. SFAS No. 109 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence.

Deferred tax assets and liabilities are summarized as follows:

	As of December 31,

Description	2005	2004

Deferred tax assets:
Loans	18,488	28,361
Intangible assets	11,400	14,477
Allowance for loss contingencies	38,485	30,566
Net tax loss carry forwards	110,748	242,138
Other	1,071	—

Total deferred assets	180,192	315,542

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

	As of December 31,

Description	2005	2004

Deferred tax liabilities:
Governments and private securities valuation	(5,728)	(3,788)
Property, equipment and other assets	(41,832)	(58,770)
Other liabilities	—	(9,988)
Foreign exchange difference	(6,082)	(4,562)
Other	—	(29)

Total deferred liabilities	(53,642)	(77,137)

Deferred tax asset	126,550	238,405

Allowance for deferred tax assets	(19,997)	(109,931)

Net deferred tax assets under U.S. G.A.A.P.	106,553	128,474

As of December 31, 2005, the consolidated tax loss carry forwards of 316,423 are as follows:

Expiration year	Amount

2007	68,837
2008	163,571
2009	82,989
2010	1,026

316,423

The evolution of the net deferred tax assets / liabilities for the fiscal years presented is summarized as follows:

	2005	2004	2003

Net deferred tax assets at the beginning of the year	128,474	47,245	(20,249)
Net deferred tax assets acquired on business combinations	—	135,123	(2,496)
Reversal of valuation allowance from acquisition of Nuevo Banco Suquia S.A. (*)	7,895	—	—
Amount recorded in comprehensive income - Increase / (decrease)	53,481	(47,893)	(28,095)
Net deferred tax expense for the year	(83,297)	(6,001)	98,085

Net deferred tax assets at the end of the year	106,553	128,474	47,245

(*)

As of December 31, 2005, the Bank reversed allowances for deferred tax assets recognized in the acquisition of Nuevo Banco Suquia S.A. (see note 34. c). In accordance with paragraph 30 of SFAS 109, the reversed allowances were applied first to reduced to zero intangible assets acquired from Nuevo Banco Suquia S.A. (net of allocated negative goodwill) and second to reduce income tax expense.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with U.S. G.A.A.P.:

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

	Year ended December 31,

Description	2005	2004	2003

Pre-tax income in accordance with U.S. G.A.A.P.	546,783	100,929	216,119
Statutory income tax rate	35.00%	35.00%	35.00%

Tax on net income at statutory rate	191,374	35,325	75,642
Permanent differences at the statutory rate:
- Variation of allowances	(89,934)	(63,533)	(65,926)
- Income not subject to income tax	19,984	9,386	(103,496)
- Others	(4,085)	25,522	(3,472)

Income tax in accordance with U.S. G.A.A.P.	117,339	6,700	(97,252)

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with U.S. G.A.A.P.:

	Year ended December 31,

Description	2005	2004	2003

Income tax in accordance with Central Bank regulations	34,042	699	833
Deferred tax charges / (benefit)	83,297	6,001	(98,085)

Total income tax expense in accordance with U.S. G.A.A.P.	117,339	6,700	(97,252)

b)

In addition, as of December 31, 2005, 2004 and 2003 the Bank records an asset of 53,593, 59,313 and 38,655, respectively, for the credit for Tax on minimum presume income. As mentioned in note 5 to the financial statements, under Central Bank Rules, such credit is considered to be an asset because Management estimates it will be used within ten years, which is the period allowed by the Central Bank Communiqué ‘‘A’’ 4,295, as amended. In accordance with U.S. G.A.A.P., a valuation allowance was recorded for the portion of such credit which was deemed to be more likely than not that it would not be recovered, as per paragraphs 17 (e) and 25 of SFAS 109.

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would increase assets by 25,689 as of December 31, 2005 and decrease by 8,662 as of December 31, 2004 and 2003, each year.  In consequence, income for the year ended December 31, 2005 would increase by 34,351.

34.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal governmental sector

As mentioned in note 2.b), during the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, the Bank exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called guaranteed loans in consideration thereof.

As provided for by Central Bank Communiqués “A” 3,366 and “A” 3,385, the exchange was made at the carryover book value of the securities as of the date of the exchange with no impact on the income statement.

Such loans were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.c)).

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

The loans received in this exchange were not significant.

In addition, subsequently, the Bank acquired additional guaranteed loans in the market and also through business combinations described elsewhere in this footnote. The difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with PB 6 – Amortization of Discounts on Acquired Loans. In 2005, the Bank implemented SOP 03-3 – “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” for loans acquired.

The effects of adjustments require to state amounts in accordance with U.S. G.A.A.P. would decrease assets by 203,769, 168,219 and 171,431 as of December 31, 2005, 2004 and 2003, respectively.

On the other hand, income would decrease by 35,550 and 30,412 for the years ended December 31, 2005 and 2003, and income would increase by 3,212 for the year ended December 31, 2004.

b)	Loans/Bonds—Non-financial provincial government sector

Presidential Decree No. 1,387/01 instructed the Argentine Ministry of Economy to offer the possibility of converting provincial government debt into secured loans.

As mentioned in note 2.b), through Decree No. 1,579/02, the Federal Executive instructed the Provincial Development Trust Fund to assume provincial debts that were in the form of Government Securities, Bonds, Treasury Bills, or Loans and to voluntarily convert them into Secured Bonds.  The Federal Government was entrusted by provincial governments with the duty to renegotiate provincial government debts, which could be restructured under the same terms and conditions as the federal government debt and government securities.

The Bank presented before Banco de la Nación Argentina, in its capacity as fiduciary agent of the Fiduciary Fund for Provincial Development, the eligible assets (primarily loans) receivable from the Provincial Government Sector under the abovementioned decrees, for the exchange established by Presidential Decree No. 1,387/01.

Under U.S. G.A.A.P., as mentioned above, and in light of the characteristics of the transaction, the Bank considered this transaction to be in line with SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. As the debtor was actually experiencing financial difficulties and the creditor granted concessions.

At the time of the exchange, in accordance with SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, as of December 31, 2001 and 2002, the Bank measured impairment based on the present value of expected future cash flows discounted at the asset’s effective interest rate, with a corresponding charge to bad-debt expense.

In 2003, the loans were exchanged for government securities known as Secured Bonds (BOGAR) which were accounted for in accordance with SFAS 115.

As of December 31, 2005, 2004 and 2003, these BOGAR are classified for U.S. G.A.A.P. purposes as available for sale securities and carried at fair value with the unrealized gain or loss, net of income taxes, recognized as a charge or credit to equity through other comprehensive income.  In connection with estimating the fair value of the BOGAR, the Bank used quoted market values.

During the fiscal year ended December 31, 2005, the Bank sold part of its Secured Bonds and, therefore, realized a part of the gains that were previously recorded in other comprehensive income.

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would increase assets by 24,899 and 30,509 as of December 31, 2005 and 2004, respectively, and decrease by 71,985 as of December 31, 2003.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

On the other hand, income would increase by 88,550, 12,407 and 175,923 for the years ended December 31, 2005, 2004 and 2003, respectively.

The breakdown of unrealized gains within the shareholders’ equity accounts as of December 31, 2005, 2004 and 2003, is disclosed in note 34.16.

c)	Other Loans—Non-financial provincial government sector

As of December 31, 2005, 2004 and 2003, the Bank had other loans granted to the non-financial provincial government sector (excluding the assets presented for the debt exchange mentioned in point b) above, which were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.).

In accordance with SFAS No. 114, as of December 31, 2005, 2004 and 2003, the Bank deemed these loans to be impaired and measured impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, with a corresponding adjustment to bad-debt expense.

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would decrease assets by 196, 5,945 and 18,792 as of December 31, 2005, 2004 and 2003, respectively.

On the other hand, income would increase by 5,749, 12,847 and 18,016 for the years ended December 31, 2005, 2004 and 2003, respectively.

d)

Compensatory Bonds received and to be received in connection with the compensation for the “asymmetric pesification” and Coverage Bonds to be received in connection with the compensation for foreign currency position

As mentioned in note 2.a), under Law No. 25,561 and Presidential Decrees No. 494/02, No. 905/02 and No. 2,167/02, the Federal Government established a compensation mechanism for financial institutions because of the negative financial effects resulting from the pesification of foreign currency-denominated loans and deposits into pesos at different exchange rates.  In this regard, as further explained in such note, the Central Bank, through Communiqués “A” 3,650, “A” 3,716, as supplemented, regulated the compensation mechanism mentioned above.

According to Central Bank’s rules, as of December 31, 2005 the compensation received and, additionally as of December 31, 2004 and 2003 the compensation to be received and the Coverage bond to be received, were valued by using the criteria described in note 4.4.

Under U.S. G.A.A.P., these assets (including those used for forward purchases under repurchase agreements) should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported net of income tax within the shareholders’ equity accounts.

Additionally, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings.  The new cost basis shall not be changed for subsequent recoveries in fair value.  Subsequent increases in the fair value of available-for-sale securities shall be included in other comprehensive income.

As of December 31, 2002, the Bank considered that the decline in fair value was other than temporary and recognized such loss.

As explained in note 2.a), during the fiscal year ended December 31, 2005, the Bank realized a part of the gains that were previously recorded in other comprehensive income.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would decrease assets by 20,719, 69,936 and 147,146 as of December 31, 2005, 2004 and 2003, respectively.

On the other hand, income would increase by 105,712, 29,194 and 86,576 for the years ended December 31, 2005, 2004 and 2003, respectively.

The breakdown of unrealized gains within the shareholders’ equity accounts as of December 31, 2005 and 2004, is disclosed in note 34.16.

e)	Other unlisted government securities

As of December 31, 2005, 2004 and 2003, the Bank had other unlisted government securities (excluding those unlisted government securities mentioned above). These unlisted government securities were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.).

According to U.S. G.A.A.P., these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts.  However, SFAS No.115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the write down amount shall be included in earnings.

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would increase assets by 14,351 and 4,874 as of December 31, 2004 and 2003, respectively. As of December 31, 2005 no adjustments to net assets is needed.

On the other hand, income would decrease by 14,351 and would increase by 9,477 and 37,621 for the years ended December 31, 2005, 2004 and 2003, respectively.

The realized gains of 202,045 resulting from sales of available for sale securities acquired through business combinations are included in the line items related to those business combinations.  See also Note 34.7.

The amortized cost and fair value of Government Securities available for sale as of December 31, 2005, 2004 and 2003, are as follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value

2005	2,767,477	54,053	2,821,530
2004	2,221,116	204,708	2,425,824
2003	1,752,887	66,605	1,819,492

The proceeds from sales of available for sale securities and the gross realized gains and gross realized losses that have been included in earnings as a result of those sales, for the years ended December 31, 2005, 2004 and 2003 are as follows:

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

	Proceeds from sales as of December 31,

Available for sale securities	2005 (**)	2004 (*)	2003 (*)

Debt Securities Issued by Argentinian Government	1,578,755	570,800	447,897

(*)

There have been no realized gains or losses as a result of those sales, therefore there were no gains and losses reclassified out of accumulated other comprehensive income into earnings for the years ended December 31, 2004 and 2003 (very short term securities).

(**)	As of December 31, 2005, realized gains as a result of those sales amounted to 168,456.

The amount of the unrealized holding gain or loss on available for sale securities that have been included in accumulated other comprehensive income is as follows:

Securities	2004	Increase	Decrease	2005

Compensatory Bonds	29,719	5,507	15,209	20,017
Secured Bonds Decree 1579/02	128,196	25,373	119,533	34,036
Compensatory Bonds to be Received	46,793	—	46,793	—

Total Government Securities	204,708	30,880	181,535	54,053

Securities	2003	Increase	Decrease	2004

Compensatory Bonds	11,580	18,215	76	29,719
Secured Bonds Decree 1579/02	38,109	90,087	—	128,196
Compensatory Bonds to be Received	16,916	31,874	1,997	46,793

Total Government Securities	66,605	140,176	2,073	204,708

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2005, 2004 and 2003 are as follows:

	Gains as of December 31,

Trading Securities	2005	2004	2003

Debt Securities Issued by Argentinian Government	30	1,470	4,651
Shares	(629)	264	491
Corporate Bonds	299	173	—
Other Debt Securities	3,528	3	—
Other	(63)	—	—

	3,165	1,910	5,142

34.3.	Loan origination fees

The Bank recognizes fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, when collected and charges direct origination costs when incurred. In accordance with U.S. G.A.A.P. under SFAS No. 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would decrease assets by 11,483, 7,313 and 3,247 as of December 31, 2005, 2004 and 2003, respectively. Income for the years ended December 31, 2005 and 2004 would decrease by 4,170 and 4,066, respectively, and income for the year ended December 31, 2003 would increase by 348.

34.4.	Allowance for loan losses

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Determining the loan loss reserve requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the loan loss reserve. Additional loan loss reserve could be required in the future.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

The loan loss reserve is maintained in accordance with Central Bank’s rules.  This results from evaluating the degree of debtors’ compliance and the guarantees and collateral supporting the respective transactions.

Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the write-off of non-performing loans classified as “non-recoverable” after a certain period of time and on management’s decisions to write off non-performing loans evidencing a very low probability of recovery.

In addition, under Central Bank’s rules, the Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the consolidated income of statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value.

Under Central Bank rules, a minimum loan loss reserve is calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer and housing loan borrowers. Although the Bank is required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the Central Bank, the Bank is allowed to establish additional loan loss reserve.

For commercial loans, the Bank is required to classify all commercial loan borrowers. In order to classify them, the Bank must consider different parameters related to each of those customers.  In addition, based on the overall risk of the portfolio, the Bank considers whether or not additional loan loss reserves in excess of the minimum required are warranted.

For consumer loan portfolio, the Bank classifies loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification.

Under U.S. G.A.A.P., a portion of the total allowance typically consists of general amounts that are used, for example, to cover loans that are analyzed on a “pool” basis and to supplement specific allowances in recognition of the uncertainties inherent in point estimates.

The Bank’s accounting for its loan loss reserve under Central Bank´s rules differs in some respects with practices of U.S.-based banks, as discussed below.

a)	Recoveries and charge-offs

Under Central Bank rules, recoveries are recorded in a separate income line item under other income.  Charge-offs are recorded directly as loan loss provision in the income statement.  Under U.S. G.A.A.P., recoveries and charge-offs would be recorded in the allowance for loan losses in the balance sheet; however there would be no net impact on net income or shareholders’ equity.

b)	Credit Card Loans

The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guaranties greater than 180 days have been reserved at 50% in accordance with the Central Bank’s rules.

Under U.S. G.A.A.P., the bank adopted a policy to charge off loans which are 180 days past due should be charged off.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

Had U.S. G.A.A.P. been applied, the Bank’s assets would have decreased by 500, 419 and 260 as of December 31, 2005, 2004 and 2003, respectively.  In addition, income would decrease by 81 and 159 for the years ended December 31, 2005 and 2004, respectively, and income would increase by 1,256 for the year ended December 31, 2003.

c)	Impaired loans—Non Financial Private Sector and residents abroad

SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing U.S. G.A.A.P. adjustments. SFAS No. 114, as amended by SFAS No. 118, require a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts required by SFAS 114, as of December 31, 2005, 2004 and 2003:

	Fiscal year ended December 31,

	2005	2004	2003

Total amount of loans considered as impaired	217,842	366,445	158,139
Amount of loans considered as impaired for which there is a related allowance for credit losses	196,136	201,650	98,617
Amount of loans considered as impaired for which there is no related allowance for credit losses	21,706	164,795	59,522
Reserves allocated to impaired loans	146,744	137,655	75,026
Average balance of impaired loans during the fiscal year	69,300	262,292	184,660
Interest income recognized on impaired loans	4,192	575	332

The Bank recognizes interest income on impaired loans on a cash basis method.

Had U.S. G.A.A.P. been applied, the Bank’s assets would have decreased by 1,389, 809 and 1,550 as of December 31, 2005, 2004 and 2003, respectively.  In addition, income would be decreased by 580 and 1,550 for the periods ended December 31, 2005 and 2003, respectively and would be increased by 741 for the period ended December 31, 2004.

Under U.S. G.A.A.P., the activity in the allowance for loan losses for the years presented is as follows:

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

	Fiscal year ended December 31,

	2005	2004	2003

Balance at the beginning of the fiscal year	226,568	58,089	117,641
Provision for loan losses	61,669	35,885	35,303
Allowance for loan losses from Nuevo Banco Suquía S.A. (See note 34.7.c))	—	143,457	—
Allowance for loan losses from incorporation of assets and liabilities of Banco de Tucumán Cooperativo Limitado (see note 3.9)	74,775	—	—
Allowances for loan losses for purchased loans and recovered loans	6,262	21,329	495
Write offs	(60,929)	(32,164)	(64,887)
Reversals	(58,924)	(28)	(29,608)
Monetary gain generated on allowances	—	—	(855)

Balance at the end of the fiscal year	249,421	226,568	58,089

	d)	Interest recognition – non-accrual loans

The method applied to recognize income on loans is described in Note 4.4.e).  Additionally, the accrual of interest is discontinued generally when the related loan is non performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Banks books and is considered a part of the loan balance when determining the reserve for credit losses.

Under U.S. G.A.A.P. the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses.

Had U.S. G.A.A.P. been applied, the Bank’s assets would have decreased by 4,245, 3,945 and 2,462 as of December 31, 2005, 2004 and 2003, respectively. In addition, income would decrease by 300 and 1,483 for the years ended December 31, 2005 and 2004, respectively, and income would increase by 667 for the year ended December 31, 2003.

34.5.	Intangible assets

	a)	Judgments due to court decisions related to foreign currency- denominated deposits

The Bank capitalized exchange differences related to constitutional protection and court judgments resulting from court decisions (amparos) as intangible assets.

These differences resulted from the difference between the amount of the original foreign currency converted at the higher exchange rate determined by the courts and the lower exchange rates pursuant to the Central Bank’s rules (pesification at Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currency, plus C.E.R.).

These intangible assets are being amortized under the straight-line method over 60 months under Central Bank’s rules.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

Financial institutions have asked the government to compensate them for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for pesification of the financial institutions’ assets and liabilities.  As of the date of preparation of these financial statements, the Supreme Court has not issued any decision regarding compensation to banks for making payments under amparos.  However, the Bank’s management believes that these additional payments should be eventually included in the compensation mechanisms implemented to compensate financial institutions for the effects of the asymmetrical pesification of their assets and liabilities.

Under U.S. G.A.A.P., the right to obtain this compensation is deemed a contingent gain which can not be recognized until realized, pursuant to SFAS 5 – Accounting for Contingencies.

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would be to decrease assets by 42,632, 50,037 and 44,730 as December 31, 2005, 2004 and 2003, respectively.  In addition, income for the year ended December 31, 2005 would increase by 7,405 and income for the year ended December 31, 2004 and 2003 would decrease by 5,307 and 9,980, respectively.

	b)	Software costs

Under U.S. G.A.A.P. SOP 98-1, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only certain costs in the second stage should be capitalized. Under Central Bank’s rules, the Bank capitalized costs relating to all three of the stages of software development and amortized these costs on straight-line basis.

Under SOP 98-1, the Bank properly capitalized only certain costs of computer software developed or obtained for internal use (mainly, services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and travel expenses incurred by employees in their duties directly associated with developing software).

The effects of adjustments required to state such amounts in accordance with U.S. G.A.A.P. would decrease assets by 6,027, 7,033 and 10,413 as of December 31, 2005, 2004 and 2003, respectively. In addition, income would increase by 1,006, 3,380 and 6,563 for the years ended December 31, 2005, 2004 and 2003, respectively.

	c)	Organizational costs

Applying U.S. G.A.A.P. also resulted in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank´s assets of 1,881, 2,698 and 5,575 as of December 31, 2005, 2004 and 2003, respectively. In addition income would have increased by 817 and 2,877 and decrease by 3,431 for the years ended December 31, 2005, 2004 and 2003, respectively.

34.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. U.S. G.A.A.P. requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. G.A.A.P. been applied, the Bank’s shareholder’s equity would be decreased by 6,581, 3,295 and 3,186 as of December 31, 2005, 2004 and 2003, respectively.  In addition, the income for the years ended December 31, 2005, 2004 and 2003 would decreased by 3,286, 109 and 1,811, respectively.

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

34.7.	Business Combinations

a)	Acquisition of controlling interest in former Banco Bansud S.A.

In January 2002, the Bank acquired the controlling interest in former Banco Bansud S.A., at a contingent purchase price of 65,000 (subsequently deemed not to be payable).

Under Central Bank rules, business combinations are recorded at the carryover book value of the acquired company and goodwill is recognized based on the difference of the book value of the net assets acquired and the purchase price (including contingent consideration).  The Bank recognized a negative goodwill resulting from the difference between the net equity book value, as computed under such standards, at the acquisition date and the contingent purchase price.  The negative goodwill is considered as a monetary liability for purposes of inflation accounting and is being amortized under the straight line method over 5 years. The contingent purchase price was recorded as a liability at the date of the acquisition and was reversed into income as a gain in 2003 when it was determined that such contingent consideration was not payable.

Under US G.A.A.P., SFAS 141 “Business combination” requires this acquisition to be accounted for under the purchase method. The contingent purchase price was not considered since it never materialized and thus the purchase price was deemed to be zero. The assets acquired and liabilities assumed were recognized at their fair values at the date of acquisition.  The difference between the purchase price and the fair value of the net assets acquired resulted in a negative goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (taking into account the percentage of acquisition):

Cash	144,385
Government Securities	74,352
Loans	1,431,727
Other assets	691,443
Tangible non-current assets	145,257

Total assets acquired	2,487,164

Deposits	2,582,768
Other liabilities	1,050,536

Total liabilities assumed	3,633,304

Net assets	(1,146,140)

% acquired	81.225%
Net assets acquired	(930,952)
Irrevocable capital contribution transferred	970,668	(**)
Total net assets acquired	39,716
Purchase price	—
Negative Goodwill	(39,716)	(*)

(Contd.)
BANCO MACRO BANSUD AND SUBSIDIARIES

(*)

The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current assets acquired. Given the Argentine economic environment and the Banks´ situation at the time of the acquisition (see note 2.), no identifiable intangible assets were recognized.

(**)

The irrevocable capital contributions were made by Banamex in its capacity as Banco Bansud S.A.´s shareholder pursuant to the acquisition by Banco Macro S.A. Banco Macro obtained the rights over these irrevocable contributions as the new shareholders of Banco Bansud.

The reconciliation of shareholders’ equity to U.S. G.A.A.P. below includes the effects of the purchase accounting adjustments, related deferred tax effects, the reversal of the negative goodwill and related amortization and inflation effects calculated under Central Bank’s rules, and the reversal of the gain related to the de-recognition of the contingent purchase price.

Had U.S. G.A.A.P. been applied, the Bank’s net assets would be increased by 62,763, 15,738 and 82,489 as of December 31, 2005, 2004 and 2003, respectively. In addition, the income for the years ended December 31, 2005, 2004 and 2003 would increase by 47,025 and would decrease by 66,751 and 195,364, respectively.

b)	Merger with and into former Banco Bansud S.A. - a downstream merger

In March 2003 the Bank and its subsidiary former Banco Bansud S.A., entered into a merger agreement (the “Merger Agreement”). The Merger Agreement provided that, former Banco Macro S.A. was merged with and into former Banco Bansud S.A., with former Banco Bansud S.A. continuing as the surviving corporation, renamed Banco Macro Bansud S.A. The result of this transaction was a single stockholder group, including the former minority interest of former Banco Bansud S.A., owning the consolidated net assets. The terms of the merger were agreed to and announced on March 28, 2003. Before the merger, the former Banco Bansud was a public company in the Argentine stock market with a readily available tradable market value of its shares.

The acquisition date was December 2003, upon the appropriate shareholders and regulatory approvals. At that date, Banco Bansud issued the common shares and exchanged for all the outstanding common stock of Banco Macro.

Banco Macro S.A. shareholders received 14.75 shares of former Banco Bansud S.A. for each common share of Banco Macro S.A.

Under Central Bank rules, the merger was accounted for based on the carryover value of assets and liabilities as of January 1, 2002 since the merger was given retroactive effect to that date. Additionally, therefore, the minority interest was not recognized in 2003.

Under U.S. G.A.A.P., this transaction was accounted for as a downstream merger and an acquisition of minority interest. SFAS 141 requires the acquisition of the minority interest of former Banco Bansud S.A. to be accounted for under the purchase method. As the consideration given to the minority interest was not in the form of cash, the cost of the interest acquired was determined based on the fair value of the net assets given. The quoted market price of the former Banco Bansud shares traded was used to determine such cost. The terms of the acquisition were agreed to and announced on March 28, 2003. On that date the share price of former Banco Bansud was Ps.1.490. The average share price between two days before and end two days after that date was Ps.1.494, which is the price used to determine the acquisition cost. This is in accordance with EITF 99-12 which requires that the quoted market price to be used must consider the market price during a reasonable short period of time, such as just a few days before and after the acquisition is agreed to and announced.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

The cost of the acquired minority interest (“purchase price”) has been allocated to the identifiable tangible and intangible assets with finite lives acquired and liabilities assumed based upon their fair value as of the acquisition date, and the excess of the fair value over the cost resulting in a negative goodwill. Merged results were recognized after acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition corresponding to the minority interest acquired (December 2003):

Cash	296,626
Government securities	1,333,992
Loans	520,751
Other assets	667,643
Tangible non-current assets	106,988
Intangible assets subject to amortization - Customer related assets (5 - year weighted average useful life)	45,365

Total assets acquired	2,971,365

Deposits	1,793,742
Other liabilities	449,806

Total liabilities assumed	2,243,548

Net assets	727,817
% acquired	18.775%
Net assets acquired	136,648
Purchase price	127,694
Negative Goodwill (*)	(8,954)

(*)	The negative goodwill has been applied to reduce on a pro rata basis the amount assigned to the non-current intangible and tangible assets acquired.

Therefore, the U.S. G.A.A.P. reconciliation of shareholders´equity and net income reflects the effects of the purchase accounting adjustments, and the related effects on the deferred income tax, and the minority interest from January 1, 2003 through the merger date in December 2003, as well as the effects of the amortization of identified intangible assets, and comprehensive income.

Had U.S. G.A.A.P. been applied, the Bank’s net assets would decrease by 92,563, 118,735 and 118,208 as of December 31, 2005, 2004 and 2003, respectively. In addition, the income for the years ended December 31, 2005, 2004 and 2003 would increase by 26,172 and decrease by 527 and 52,423, respectively.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

c)	Acquisition of Nuevo Banco Suquía S.A.

As mentioned in note 3.1., in December 2004, the Bank acquired 100% of Nuevo Banco Suquía S.A., at a cash purchase price of 16,407.

Under Central Bank Rules, business combinations are accounted for at carryover value. The Bank recognized the difference between the net equity book value at the acquisition date and the purchase price as a negative goodwill. The negative goodwill is being amortized under the straight line method over 5 years.

Under U.S. G.A.A.P., SFAS 141 requires the acquisition of the controlling interest of Nuevo Banco Suquía S.A. to be accounted for as a business combination applying purchase accounting. The purchase price has been allocated to the identifiable tangible and intangible assets with finite lives acquired and liabilities assumed based upon their fair value as of the acquisition date, and the excess of the fair value over the cost resulting in a negative goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date corresponding to the 100% interest acquired.

Cash	336,266
Government securities	411,815
Loans	837,164
Other assets (*)	553,759
Tangible non-current assets	72,445
Intangible assets subject to amortization - Customer related assets (5 - year weighted average useful life)	46,783

Total assets acquired	2,258,232

Deposits	1,548,049
Other liabilities	599,701

Total liabilities assumed	2,147,750

Net assets	110,482
% acquired	100%
Purchase price	16,407
Negative Goodwill	(94,075	) (**)

(*)	Includes 135,123 of deferred tax assets, net of allowances (see additionally note 34.1.a)).

(**)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.

Therefore, the U.S. G.A.A.P. reconciliation of shareholders´ equity and net income reflects the purchase accounting adjustments and related deferred income tax effects and reversal of negative goodwill calculated under Central Bank’s rules, effects of amortization of intangible assets acquired.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Had U.S. G.A.A.P. been applied, the Bank’s net assets would increase by 20,546 and 453 as of December 31, 2005 and 2004, respectively. In addition, the income for the years ended December 31, 2005 and 2004 would increase by 20,093 and 453, respectively.

As of December 31, 2005, the adjustments mentioned in items a) through c) include 202,045 related to realized gains on available for sale securities which were acquired through business combinations.  See also note 34.2.

	d)	Other

Had U.S. G.A.A.P. been applied, other adjustments relative to business combination would decrease the Bank’s assets by 8,331, 9,488 and 10,460 as of December 31, 2005, 2004 and 2003, respectively.  In addition, income would increase by 1,157 and 972 and decrease by 47,303 for the years ended December 31, 2005, 2004 and 2003, respectively.

34.8.	Reporting on Comprehensive Income (loss)

SFAS No. 130 “Reporting on Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in notes 34.17. In the Bank’s case, comprehensive income is affected by SFAS 52 cumulative translation adjustments related to the foreign subsidiary and unrealized gains and losses of available for sale securities, net of income taxes.

34.9.	Restatement of financial statements in constant pesos

Pursuant to Central Bank’s rules, the Bank’s financial statements recognize the effects of inflation as described in note 4.3.

As allowed by the SEC, as the Banking financial statements are restated applying a methodology that comprehensively addresses the accounting for inflation, the effects of general price-level changes recognized in the Bank’s financial statements do not need to be eliminated in reconciling to U.S. G.A.A.P.

34.10.	Accounting for derivative instruments and hedging activities

SFAS No. 133 “Accounting for derivative instruments and hedging activities” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Among other provisions, SFAS No. 133 requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of effectiveness that will reduce the volatility in the income statement to the extent that the hedge is effective and all hedge ineffectiveness is required to be reported currently in computing of net income. SFAS No. 133 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. SFAS No. 133 further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and requires that such derivatives be reported at fair value.  The Bank had no such embedded derivatives.

Considering the derivatives used by the Bank (described in note 32 and according to the valuation standards described in notes 4.4.i) and 4.4.o), Management believes that the effect of the application of this accounting requirement does not have an impact on the Bank’s consolidated financial condition or results of operations.

34.11.	Adjustment to Prior-Year Income

As described in note 7 as required by Central Bank rules, the consolidated financial statements include several adjustments to prior-year income generated by changes in accounting estimates and accounting principles.

Under U.S. G.A.A.P., APB 20 generally prohibits retroactive restatement of prior year financial statements to reflect such changes, because the events should be recorded in the year they took place.

The following table discloses the effect for each item that caused an adjustment to prior period income:

	Fiscal year ended December 31,

	2005	2004	2003

Effect of the changes in accounting estimates generated by the asymmetrical pesification and the compensation mentioned in note 2.a) — (Lower) assets	—	(50,144)	(45,872)
Effect of the changes in accounting estimates generated by the pesification of corporate bonds mentioned in note 11. (Greater)/Lower liabilities	—	(41,026)	10,306
Effect of the changes in accounting principles generated by the reversal of 20% of the negative goodwill under Central Bank Communiqué ‘‘A’’ No. 3,984 mentioned in note 4.4.q). — Lower liabilities	—	—	73,112

Net income effect	—	(91,170)	37,546

Had U.S. G.A.A.P. been applied, the Bank´s net assets would decrease by 91,170 as of December 31, 2003. In addition, income for the year ended December 31, 2004 and 2003 would decrease by 91,170 and increase by 37,545, respectively.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

34.12.	Foreign currency translation

Financial statements of the subsidiary Sud Bank & Trust were translated under Central Bank rules as described in note 4.1. U.S. G.A.A.P. foreign currency translation requirements are covered by SFAS Nº 52 “Foreign Currency Translation” and differs with Central Bank rules in the translation of the income statement accounts, which under U.S. G.A.A.P. should have been translated at the exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders´ equity are recognized as an other comprehensive income.

Had U.S. G.A.A.P. been applied, the Bank’s net income for years ended December 31, 2005, 2004 and 2003 would increase by 2,148 and 1,265, and decrease by 13,666, respectively, and these resulting differences recognized as other comprehensive income.

34.13.	Accounting for guarantees

The Bank issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation.

The Bank charges a fee for issuance of these guarantees, which is deferred and recognized as income over the period of the guarantee.

Under Central Bank rules, guarantees issued are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed.

Under US G.A.A.P., SFAS interpretation No 45 “Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness or others” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Bank with and offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Bank is decreasing its risk.

Had U.S. G.A.A.P. been applied, no differences would have existed in the Bank records.

34.14.	Earning Per Share

The Bank holds, and has held, a capital structure with only common stock outstanding.

Central Bank’s rules do not require the disclosure of earnings per share nor dividend per share.

Under U.S. G.A.A.P., SFAS 128, “Earnings per share”, it is required to present basic per-share amounts (Basic EPS) which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share (Diluted EPS) measure the performance if the potential common shares that were dilutive had been issued. Potential common shares are securities that do not have a current right to participate fully in earnings but could do so in the future. No potential common shares exist, and therefore basic and diluted EPS are the same.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

The following table sets forth the computation of Basic EPS:

	2005	2004	2003

Numerator:
Net income under U.S. G.A.A.P.	463,795	94,229	313,371
Denominator:
Common stock outstanding during the year (1)	608,943,437	608,943,437	523,471,785
Common stock issued on merger with and into former Banco Bansud S.A. (2)	—	—	85,471,652
Weighted-average common shares outstanding for the year	608,943,437	608,943,437	526,750,150
Basic EPS under U.S. G.A.A.P. (stated in Ps.)	0.76	0.15	0.59

(1)

Common stock of the Bank prior to the merger described in note 3.1 was retroactively restated for the equivalent number of shares received in the merger after giving effect to the exchange ratio of 14.75 shares to 1.

(2) See note 34.7.b)

During 2005 and 2004, the Bank paid 30,447 and 60,894, respectively, in cash dividends. Dividend per share amounted to Ps. 0.05 and  0.10, respectively. In addition, On April 28, 2006, the Regular and Special General Shareholders’ Meeting of Banco Macro Bansud approved, among other issues, the distribution of cash dividends amounting to 68,394.

34.15.	Issuance and Offering Cost of Shares

As disclosed in note 10., on September 26, 2005, the Regular and Special Shareholders’ Meeting of BANCO MACRO BANSUD S.A. approved a capital stock increase through the public subscription of shares for a face value of up to Ps. 75,000,000 by issuing up to 75,000,000 common, class B and book-entry shares. In March and April 2006, the capital increase had been fully subscribed and paid in.

In the offering and issuance of these shares, the Bank incurred direct incremental costs (mainly, legal fees and travel costs) attributable to issuance and offering of these shares.

Under Central Bank rules, the Bank recognizes as expenses these costs when they are incurred.

Under U.S.G.A.A.P., S.A.B. Topic 5-A states that, prior to the effective date of an offering of equity securities, certain costs related to the offering can be deferred (specific incremental costs directly attributable to a proposed or actual offering of securities) and charged against the gross proceeds of the offering.

Had U.S. G.A.A.P. been applied, the Bank’s assets would increase by 2,506 as of December 31, 2005. In addition, the income for the year ended December 31, 2005 would increase by 2,506.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

34.16.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if U.S. G.A.A.P. instead of Central Bank’s rules had been applied:

	Increase / (decrease)

	Consolidated Net Income Years ended December 31,

	Ref.		2005	2004	2003

Net income in accordance with Central Bank’s rules			262,719	192,977	199,849
Income taxes
Deferred taxes, net of allowances	34.1	.a)	(83,297)	(6,001)	98,085
Allowance for tax on minimum presume income	34.1	.b)	34,351	—	—
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal governmental sector	34.2	.a)	(35,550)	3,212	(30,412)
Loans/Bonds – Non-financial government sector	34.2	.b)	88,550	12,407	175,923
Other loans – Non-financial provincial government sector	34.2	.c)	5,749	12,847	18,016
Compensatory Bonds	34.2	.d)	105,712	29,194	86,576
Other unlisted government securities	34.2	.e)	(14,351)	9,477	37,621
Loan origination fees	34.3		(4,170)	(4,066)	348
Allowance for loan losses
Credit Card Loans	34.4	.b)	(81)	(159)	1,256
Impaired Loans – Non Financial Private Sector and residents abroad	34.4	.c)	(580)	741	(1,550)
Interest recognition – non accrual loans	34.4	.d)	(300)	(1,483)	667
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	34.5	.a)	7,405	(5,307)	(9,980)
Software costs	34.5	.b)	1,006	3,380	6,563
Organizational costs	34.5	.c)	817	2,877	(3,431)
Vacation accrual	34.6		(3,286)	(109)	(1,811)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	34.7	.a)	47,025	(66,751)	(195,364)
Merger with and into former Banco Bansud S.A. – a downstream merger	34.7	.b)	26,172	(527)	(52,423)
Acquisition of Nuevo Banco Suquia S.A.	34.7	.c)	20,093	453	—
Other	34.7	.e)	1,157	972	(47,303)
Adjustment to prior-year income	34.11		—	(91,170)	37,545
Foreign currency translation	34.12		2,148	1,265	(13,666)
Issuance and Offering Cost of Shares	34.15		2,506	—	—

Net income in accordance with U.S. G.A.A.P			463,795	94,229	313,371

Comprehensive income
Net income in accordance with U.S. G.A.A.P.			463,795	94,229	313,371
Other comprehensive income, net of tax:			(99,322)	88,945	53,191

Total comprehensive income, net in accordance with U.S. G.A.A.P.			364,473	183,174	366,562

Net income per share in accordance with U.S. G.A.A.P.			0.76	0.15	0.59

Weighted average number of shares Outstanding (in thousands)			608,943	608,943	526,750

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Increase / (decrease)

	Consolidated Shareholders’ Equity At December 31,

	Ref.		2005	2004	2003

Shareholders´ equity in accordance with Central Bank’s rules			1,489,574	1,257,302	1,125,219
Income taxes
Deferred taxes, net of allowances	34.1	.a)	(33,969)	(4,153)	49,741
Allowance for tax on minimum presume income	34.1	.b)	25,689	(8,662)	(8,662)
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal governmental sector	34.2	.a)	(203,769)	(168,219)	(171,431)
Loans/Bonds – Non-financial government sector	34.2	.b)	24,899	30,509	(71,985)
Other loans – Non-financial provincial government sector	34.2	.c)	(196)	(5,945)	(18,792)
Compensatory Bonds	34.2	.d)	(20,719)	(69,936)	(147,146)
Other unlisted government securities	34.2	.e)	—	14,351	4,874
Loan origination fees	34.3		(11,483)	(7,313)	(3,247)
Allowance for loan losses
Credit Card Loans	34.4	.b)	(500)	(419)	(260)
Impaired Loans – Non Financial Private Sector and residents abroad	34.4	.c)	(1,389)	(809)	(1,550)
Interest recognition – non accrual loans	34.4	.d)	(4,245)	(3,945)	(2,462)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	34.5	.a)	(42,632)	(50,037)	(44,730)
Software costs	34.5	.b)	(6,027)	(7,033)	(10,413)
Organizational costs	34.5	.c)	(1,881)	(2,698)	(5,575)
Vacation accrual	34.6		(6,581)	(3,295)	(3,186)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	34.7	.a)	62,763	15,738	82,489
Merger with and into former Banco Bansud S.A. – a downstream merger	34.7	.b)	(92,563)	(118,735)	(118,208)
Acquisition of Nuevo Banco Suquia S.A.	34.7	.c)	20,546	453	—
Other	34.7	.d)	(8,331)	(9,488)	(10,460)
Adjustment to prior-year income	34.11		—	—	91,170
Issuance and Offering Cost of Shares	34.15		2,506	—	—

Shareholders´ equity in accordance with U.S. G.A.A.P. (*)			1,191,692	857,666	735,386

(*)	includes the effects of other comprehensive income.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

34.17.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2005, 2004 and 2003 – net of related income tax effects:

	Foreign Currency Items	Unrealized Gains/ (losses) on securities		Accumulated Other Comprehensive

Balances as of December 31, 2002	4,389	—		4,389
Current-fiscal year change	14,681	66,605		81,286
Tax effects	(4,783)	(23,312)		(28,095)

Balances as of December 31, 2003 (1)	14,287	43,293		57,580
Current-fiscal year change	(1,265)	138,103		136,838
Tax effects	443	(48,336)		(47,893)

Balances as of December 31, 2004	13,465	133,060		146,525
Current-fiscal year change	(2,148)	(150,655	)(2)	(152,803)
Tax effects	752	52,729		53,481

Balances as of December 31, 2005	12,069	35,134		47,203

(1)	The available for sale securities as of December 31, 2002 were deemed to have an other than temporary impairment.
(2)	The current-fiscal year change includes a decrease by 168,456 related to realized gains from sales of available for sale securities and an increase by 17,801 related to unrealized gains.

34.18.	Statement of Cash flows

According to SFAS 95 “Statement of Cash Flows”, a statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents. Central Bank’s rules classify cash flows as operating activities and other.

The statement of cash flows under Central Bank’s rules differs from the statement of cash flows under U.S. G.A.A.P. in the following aspects:

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. The following are the main non cash transactions, based on their book values under Central Bank’s rules:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

-

At December 31, 2005, 2004 and 2003, the Bank entered into transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (mainly forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities) with a book value of 707,512, 522,744 and 25,945, respectively.

-	The securities received during 2005 as a result of the financial compensation to financial institutions amounted to 126,320 (see note 2.a))

-	In 2005, the Bank incorporated the assets and liabilities of BET (Banco Empresario de Tucumán - See note 3.9.).

-

During the first six-months of 2005, the “Macro Personal V” financial trust was created, transferring assets (consumer loans) for 70,029. The Trust issued Class “A” and “B” certificates of participation. As December 31, 2005 the Bank held Class “A” and “B” certificates of participation for 32,506.

-	During the first six-months of 2005, the Bank exchanged City of Cordoba´s provincial debt into Secured Bonds for an amount of 19,678.

-	During 2005, the Bank received LEBAC (B.C.R.A. bills) from SEDESA for the acquisition of BET for an amount of 34,723.

-	During 2005, Nuevo Banco Suquía S.A. settled its 24,595 payable with the B.C.R.A. with BOGAR 2018 (provincial secured bonds).

The statement of cash flows under U.S. G.A.A.P. is shown below:

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	Year ended December 31,

	2005	2004	2003

Causes of changes in cash and cash equivalents
Cash provided by (used in) operating activities
Interest received on loans, leases and investments	575,973	386,284	435,095
Fees and commissions received	302,738	159,501	124,294
Other sources of cash	44,298	33,949	92,208
Less:
Interest paid	(284,936)	(188,416)	(156,782)
Fees and commissions paid	(59,193)	(24,895)	(19,849)
Cash paid to suppliers and employees	(406,821)	(220,498)	(177,658)
(Increase) from intangible assets	(16,147)	(24,837)	(66,604)
Decrease (Increase) in other receivables and other assets	287,142	(456,789)	(164,891)
Other uses of cash	(31,903)	(33,682)	(43,184)

Net cash provided by (used in) operating activities	411,151	(369,383)	22,629
Plus:
Cash provided by (used in) investing activities
Proceeds from sales of trading and investment securities available for sale	13,478,142	3,524,971	3,312,523
Purchases of trading and investment securities available for sale	(14,094,343)	(2,549,912)	(2,960,202)
(Increase) / decrease in other trading and investment securities, net		(133,458)	(939,383)
Proceeds from amortization of securities	85,461
(Increase) in loans and leases, net	(663,121)	(977,662)	(163,430)
Proceeds from Bank premises and equipment	4,165	20,098	46,571
Purchases of Bank premises and equipment	(33,478)	(29,861)	(16,303)
Cash provided by the incorporation of net assets of SADELA	—	628	—
Cash provided by the incorporation of certain excluded assets and liabilities of BET	40,838	—	—
Purchase of Nuevo Banco Suquia S.A., net of cash acquired	—	319,859	—

Net cash (used in) provide by investing activities	(1,182,336)	174,663	(720,224)
Cash provided by (used in) financing activities
Increase in deposits, net	1,013,226	968,299	1,190,515
Increase in long term borrowings		66,841	41,471
(Decrease) in long term borrowings	(149,034)	(61,315)	(7,665)
(Decrease) in forward purchases of securities under repurchase agreements	—	(566)	—
(Decrease) in other short term liabilities, net	(245,692)	(19,684)	(174,036)
Cash dividends paid	(30,447)	(60,894)	—

Net cash provided by financing activities	588,053	892,681	1,050,285
Monetary loss generated on cash and due from banks	—	—	(4,343)
(Decrease) / increase in cash and cash equivalents	(183,132)	697,961	348,347
Cash at the beginning of fiscal year (restated)	1,372,261	674,300	325,953

Cash at the end of fiscal year	1,189,129	1,372,261	674,300

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Set forth below is the reconciliation of net income as per Central Bank ´s rules to net cash flows from operating activities, as required by SFAS 95 “Statement of Cash Flows”:

	Year ended December 31,

	2005	2004	2003

Net income for the fiscal year	262,719	192,977	199,849
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	48,685	44,960	44,334
Provision for loan losses and special reserves, net of reversals	5,248	(36,679)	(87,659)
Net income from government and private securities	(48,107)	(32,601)	(229,306)
Foreign exchange differences	(28,463)	(27,954)	(65,498)
Equity (loss) / gain of unconsolidated subsidiaries	—	(27)	678
Monetary loss generated on cash	—	—	4,343
(Increase) from intangible assets	(16,147)	(24,837)	(66,604)
Income tax	34,042	—	—
Increase / (decrease) in receivables and other assets	287,142	(456,789)	(164,891)
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	38,729	(1,856)	371,314
Net (increase) / decrease in other sources or uses of cash	(172,697)	(26,577)	16,069

Net cash provided by (used in) operating activities	411,151	(369,383)	22,629

34.19.	Forward transactions pending settlement

The Bank enters into forward transactions pending settlement for trading purposes.

Under Central Bank’s rules for such forward transactions, the Bank recognizes both a receivable and a payable upon the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at market value.

Under U.S. G.A.A.P., accounting for forward contracts are governed by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This standard requires that such derivatives be accounted for at fair value. The Bank does not apply hedge accounting.  The instruments outstanding at each balance sheet are short term and recorded at their fair value.

Had U.S. G.A.A.P. been applied, the Bank’s assets and liabilities would be decreased by approximately 145,058 and 54,684 as of December 31, 2005 and 2004, respectively.

34.20.	Fair value of financial instruments

A significant portion of the Bank’s assets and liabilities are in short-term financial instruments, with a remaining maturity of less than one year, and/or with variable rates. These short-term and variable-rate financial instruments are considered to have a fair value equivalent to their carrying value at the balance sheet date.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

SFAS 107 “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.

For financial instruments with remaining maturity over a short term period and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value.

Government and private securities

–

Listed—Investment accounts: fair value for these securities is based upon market prices as of December 31, 2005 and 2004; if market prices are not available, the Bank uses values of securities with similar terms and conditions,

–

Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the year-end market interest rates for securities of similar interest rate, credit risk and duration.

Loans and assets subject to financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2005 and 2004.

Other receivables from financial intermediation

–

Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables was based upon market prices or discounted cash flows as of December 31, 2005 and 2004 of the securities to be received after the fiscal year-end.

–	Compensation to financial institutions for the effects of devaluation and pesification to be received: fair value for these receivables was based upon market prices as of December 31, 2004.

Deposits

The Bank’s deposits as of December 31, 2005 and 2004, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity of over a short period (investments accounts, rescheduled deposits and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits.

Loans received from BCRA and other banks and international institutions

Fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet.

Subordinated corporate bonds

As of December 31, 2005 and 2004, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

Off-Balance sheet

Commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fee the Bank charged for these transactions and the fair value would not give rise to a material variance.

The following is a summary of carrying amounts under Central Bank’s rules and estimated fair values of financial instruments as of December 31, 2005 and 2004:

	As of December 31,

	2005		2004

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

FINANCIAL ASSETS
Cash	1,189,129	1,189,129	1,372,261	1,372,261
Government and private securities	2,991,764	2,973,047	2,106,737	1,931,589
Loans	3,427,120	3,307,685	2,875,045	2,653,671
Other receivables from financial intermediation	1,080,088	1,071,872	1,799,224	1,843,347
Assets subject to financial leases	144,795	144,795	60,313	60,313
Other receivables	172,058	170,490	135,603	127,475

	9,004,954	8,857,018	8,349,183	7,988,656

FINANCIAL LIABILITIES
Deposits	6,565,326	6,565,328	5,318,997	5,321,735
Other liabilities from financial intermediation	1,143,163	1,342,301	1,920,722	1,833,663
Other Liabilities	98,628	98,628	54,064	55,634
Subordinated Corporate Bonds	12,047	12,047	16,416	16,235

	7,819,164	8,018,304	7,310,199	7,227,267

34.21.	Transfers of financial assets

In order to securitize personal loans in Argentine Pesos granted to individuals, between December 1999 and November 2001, the former Banco Macro S.A. created the trusts “Asset Backed Securities Serie Banco Macro Créditos I” and “Macro personal I, II, III and IV”.

In addition, on June 7, 2005, the Bank created the trust “Macro Personal V”.

These trusts issued debt securities and/or different participation certificates classes, which were authorized by the C.N.V. for public offering.

For Central Bank rules, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

These transactions did not qualify for sales treatment under U.S. G.A.A.P because they did not meet the criteria in paragraph 9(c) of SFAS 140 “Accounting for transfers and servicing of financial assets and extinguishment of liabilities”. Therefore, the Bank accounted for these transactions as financing transactions.

Finally, in August 2004 “Asset Backed Securities Serie Banco Macro Créditos I” and “Macro Personal I, II, III and IV” were terminated, and the residual loan portfolio of those trusts had been reflected into the Bank’s loan portfolio.

Therefore, the effect of applying SFAS 140 to the trust “Macro Personal V” was to decrease “Trading account assets” and “Other assets” and increase Loans by 19,922 as of December 31, 2005, with no impact in the income statement. In addition, there was no adjustment needed at December 31, 2004 because the trusts “Macro Personal I, II, III y IV” and “Asset Backed Securities Serie Banco Macro Crédito I” had been terminated and the residual loan portfolio properly reflected into the Bank’s loan portfolio under Central Bank rules.

34.22.	Joint venture

As explained in note 3.8.a), the Bank participates in the “Banco Macro - Siemens Itron – Unión Transitoria de Empresas” and BMB M & A (joint ventures jointly controlled having an interest of 50%).

Under Central Bank rules this interest is consolidated through the proportional consolidation method.

Since under U.S. G.A.A.P., that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had U.S. G.A.A.P. been applied as of December 31, 2005 and 2004, Other assets should have been increased by 3,608 and 3,930, respectively, with an offsetting decrease in various assets and liabilities accounts.  Additionally, as of December 31, 2005 and 2004, Income from equity in other companies should have been increased by 4,185 and 3,738, respectively, with an offsetting decrease in various income and expense accounts.

34.23.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.

Had U.S. G.A.A.P. been applied, the Bank’s assets and liabilities would decrease by approximately 140,145 and 168,223 as of December 31, 2005 and 2004, respectively.

34.24.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 69,637 and 38,617 as of December 31, 2005 and 2004, respectively.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

34.25.	Variable Interest Entities and other trust

As explained in note 14., Banco Macro Bansud S.A., either directly or through its subsidiary Sud Inversiones & Análisis S.A., acts as trustee, in certain trusts. In addition, the Bank participates in the trusts described in note 4.4.i.4).

Under Central Bank Rules, the Bank is not required to consolidate these trusts.

Under U.S. G.A.A.P., FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities” addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.

In all cases, except for the trusts described below, such trusts are not variable interest entities. Therefore, the Bank did not consolidate these trusts.

Under FASB Interpretation No. 46 (R), Luján Trust (see note 14.5) and Tucumán Trust (see note 14.12), are considered variable interest entities. In accordance with paragraph 14 of such Interpretation, the Bank is not the primary beneficiary and, therefore, consolidation of the trusts is not appropriate.

In addition, as of December 31, 2005, the Bank had debt securities issued by BG Trust. This trust is considered a qualifying special purpose entity as described in paragraph 35 of SFAS 140. There is no difference in classification under U.S. G.A.A.P.

San Isidro Trust (see note 14.3) represents effectively a foreclosed asset since the former owner of the assets relinquished all rights to the assets to the trust and the Bank holds 100% of the trust certificates. Under Central Bank Rules, as of December 2005 and 2004, these certificates amounted to 16,782, and were recorded as “Other receivables not covered by debtors classification standards”. However, under U.S. G.A.A.P. theses certificates represents a foreclosed asset (not financial assets) and should be reclassified. This reclassification does not have effect on the net income and equity. This foreclosed asset is accounted at the lower carrying amount or fair value less cost to sell.

34.26.	Parent only financial statements

Following is the parent company-only financial information as required by regulation S-X 9-06. This information is prepared in accordance with Central Bank rules. The investment in Nuevo Banco Suquía S.A. and the other subsidiaries are accounted for under the equity method.

Total net restricted assets as of December 31, 2005 and 2004, amounted to approximately 56,803 and 31,541. Restrictions are related to the fact that Nuevo Banco Suquía S.A. can not pay dividends without prior approval from the Central Bank of Argentina and due to legal lending limits.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

BALANCE SHEET (PARENT COMPANY ONLY)

	2005	2004

ASSETS
CASH
Cash on hand	229,528	218,213
Banks and correspondents	454,552	481,496

	684,080	699,709

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts	105,416	53,856
Holdings for trading or financial intermediation	97,232	82,670
Unlisted Government securities	36,434	540,230
Instruments issued by the Central Bank of Argentine	1,580,858	737,964
Investments in listed private securities	32,608	14,291
Less: Allowances	(483)	—

	1,852,065	1,429,011

LOANS
To the non-financial government sector	402,029	505,466
To the financial sector	74,579	27,357
To the non-financial private sector and residents abroad
Overdrafts	279,469	349,034
Documents	311,751	319,930
Mortgage loans	139,849	61,935
Pledged loans	67,788	29,673
Personal loans	385,721	223,886
Credit cards	162,701	81,390
Other	551,789	325,316
Interest, adjustments and foreign exchange differences receivable	32,850	40,472
Less: unposted payments	(6,050)	—
Less: Interest documented	(7,347)	(5,019)
Less: Allowances	(206,389)	(81,691)

	2,188,740	1,877,749

OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of the Argentina	69,812	99,820
Amounts receivable for spot and forward sales pending settlement	347,323	423,484
Instruments to be received for spot and forward purchases pending settlement	236,609	206,561
Premiums for options taken	284	421
Unlisted Corporate Bonds	927	928
Receivables for forward transactions without delivery of underlying asset	258	—
Other receivables not covered by debtor classification regulations	274,858	362,083
Other receivables covered by debtor classification regulations	30,497	10,232
Less: Allowances	(3,735)	(4,763)

	956,833	1,098,766

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	2005	2004

ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	106,263	60,922
Less: Allowances	(1,070)	(609)

	105,193	60,313

INVESTMENTS IN OTHER COMPANIES
In financial institutions	577,477	398,886
Other	28,690	25,999
Less: Negative Goodwill	(483)	(483)
Less: Allowances	(1,148)	(398)

	604,536	424,004

OTHER RECEIVABLES
Receivables from sale of assets	7,966	1,107
Other	130,253	122,664
Accrued interest and adjustments receivable from sale of assets	11,627	20
Other accrued interest and adjustments receivable	48	48
Less: Allowances	(16,302)	(4,512)

	133,592	119,327

BANK PREMISES AND EQUIPMENT	176,168	146,470

OTHER ASSETS	144,838	125,322

INTANGIBLE ASSETS
Goodwill	1,646	2,485
Organization and development costs, including amparos	67,126	78,431

	68,772	80,916

ITEMS PENDING COLLECTION	433	335

TOTAL ASSETS	6,915,250	6,061,922

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	2005	2004

LIABILITIES
DEPOSITS
From the non-financial government sector	821,497	808,317
From the financial sector	3,541	3,843
From the non-financial private sector and residents abroad
Checking accounts	506,497	433,467
Savings accounts	690,732	431,753
Time deposits	2,129,788	1,620,795
Investment accounts	23,724	34,789
Other	127,213	118,980
Interest, adjustments and foreign exchange differences payable	46,212	43,237

	4,349,204	3,495,181

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of the Argentina - Other	562	1,581
Banks and International institutions	153,485	14,668
Amounts payable for spot and forward purchases pending settlement	172,708	132,460
Instruments to be delivered for spot and forward sales pending settlement	372,566	462,194
Financing received from Argentine financial institutions	25,106	56,631
Payables for forward transactions without delivery of underlying asset	64	—
Other	103,564	285,350
Accrued interest, adjustments and foreign exchange differences payable	21,651	94,682

	849,706	1,047,566

OTHER LIABILITIES
Dividends payable	—	—
Other	71,883	37,014

	71,883	37,014

PROVISIONS	142,283	208,220

SUBORDINATED CORPORATE BONDS	12,047	16,416

SUSPENSE ITEMS	553	223

TOTAL LIABILITIES	5,425,676	4,804,620

STOCKHOLDERS’ EQUITY	1,489,574	1,257,302

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	6,915,250	6,061,922

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

MEMORANDUM ACCOUNTS (PARENT COMPANY ONLY)

	2005	2004

DEBIT-BALANCE ACCOUNTS
Contingent
- Loans obtained (unused amounts)	—	12,693
- Guaranties received	845,397	573,700
- Contra contingent debit accounts	149,751	117,837

	995,148	704,230

Control
- Receivables classified as irrecoverable	462,318	479,754
- Other	2,101,599	2,052,608
- Contra control debit accounts	39,721	57,196

	2,603,638	2,589,558

Derivatives
- Notional value of put options taken	133,456	10,453
- Notional value of forward transactions without delivery of underlying asset	36,770	7,435
- Contra debit accounts for derivatives	288,512	129,490

	458,738	147,378

Trust Activity
- Funds received in trust	—	16,782

	—	16,782

TOTAL	4,057,524	3,457,948

CREDIT ACCOUNTS
Contingent
- Unused portion of loans granted, covered by debtor classification regulations	—	(84)
- Guarantees provided to the Central Bank of Argentina	—	(422)
- Other guaranties provided covered by debtor classification regulations	(87,184)	(82,845)
- Other guaranties provided not covered by debtor classification regulations	(1,474)	(2,335)
- Other covered by debtor classification regulations	(61,093)	(32,151)
- Contigent credit-balance contra accounts	(845,397)	(586,393)

	(995,148)	(704,230)

Control
- Items to be credited	(39,721)	(57,196)
- Contra control credit accounts	(2,563,917)	(2,532,362)

	(2,603,638)	(2,589,558)

For Derivatives
- Notional value of call options sold	(120,886)	—
- Notional value of put options sold	(112,423)	(122,055)
- Notional value of forward transactions without delivery of underlying asset	(55,203)	(7,435)
- Contra credit account for derivatives	(170,226)	(17,888)

	(458,738)	(147,378)

For Trustee Activities
- Contra credit accounts for trustee activities	—	(16,782)

	—	(16,782)

TOTAL	(4,057,524)	(3,457,948)

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

STATEMENTS OF INCOME (PARENT ONLY)

	2005	2004	2003

FINANCIAL INCOME
Interest on cash and due from banks	8	2	1,588
Interest on loans to the financial sector	4,324	1,954	1,788
Interest on overdrafts	26,947	25,403	21,932
Interest on documents	16,998	11,196	9,804
Interest on mortgage loans	11,036	6,449	6,794
Interest on pledged loans	6,491	1,118	1,727
Interest on credit card loans	12,012	5,858	7,832
Interest on other loans	94,266	60,952	29,063
Interest on other receivables from financial intermediation	15,109	5,611	1,867
Income from government and private securities, net	123,583	162,748	300,360
Income from guaranteed loans – Decree 1,387/01	19,523	14,355	4,183
C.E.R. (benchmark stabilization coefficient) adjustment	93,620	91,022	19,118
C.V.S. (salary variation coefficient) adjustment	700	475	24
Other	51,103	34,717	9,973

	475,720	421,860	416,053

FINANCIAL EXPENSE
Interest on checking accounts	1,456	2,201	2,725
Interest on savings accounts	2,306	3,115	3,269
Interest on certificates of deposit	66,418	43,256	82,852
Interest on financing from the financial sector	775	78	3,340
Interest on other liabilities from financial intermediation	15,822	15,394	10,808
Other interest	6,801	9,230	20,598
Net loss from options	777	—	—
C.E.R. adjustment	80,564	24,865	41,551
Other	37,164	33,158	67,142

	212,083	131,297	232,285

GROSS INTERMEDIATION MARGIN – GAIN	263,637	290,563	183,768

PROVISION FOR LOAN LOSSES	59,429	36,156	35,009

SERVICE-CHARGE INCOME
Related to assets	12,085	7,718	4,006
Related to liabilities	115,957	97,458	82,539
Other commissions	6,264	7,252	6,308
Other	45,004	36,585	32,005

	179,310	149,013	124,858

SERVICE-CHARGE EXPENSE
Commissions	7,219	4,014	3,473
Other	22,446	19,903	16,438

	29,665	23,917	19,911

MONETARY LOSS ON FINANCIAL INTERMEDIATION	—	—	(3,899)

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

	2005	2004	2003

ADMINISTRATION EXPENSE
Payroll expenses	159,722	128,296	110,779
Fees to Bank Directors and Statutory Auditors	12,384	5,601	4,908
Other professional fees	21,342	16,106	15,018
Advertising and publicity	16,977	11,921	5,985
Taxes	4,390	2,955	2,865
Other operating expense	75,784	73,263	70,991
Other	8,998	9,012	7,092

	299,597	247,154	217,638

MONETARY LOSS ON OPERATING EXPENSE	—	—	(107)

NET INCOME FROM FINANCIAL INTERMEDIATION	54,256	132,349	32,062

OTHER INCOME
Income from long-term investments	183,930	—	—
Penalty interest	1,359	1,295	1,717
Penalty recovered loans and allowances reversed	92,407	88,398	157,296
C.E.R. adjustment	191	—	8
Other	30,472	19,308	78,790

	308,359	109,001	237,811

OTHER EXPENSE
Loss from long-term investments	—	81	6,537
Punitive interest and charges paid to Central Bank of the Argentina	33	146	174
Charge for other-receivables uncollectibility and other allowances	17,081	3,850	21,730
Amortization of differences from amparos	14,100	11,665	6,258
Other	36,382	32,631	35,095

	67,596	48,373	69,794

MONETARY LOSS ON OTHER OPERATIONS	—	—	(230)

INCOME BEFORE INCOME TAX	295,019	192,977	199,849

INCOME TAX	32,300	—	—

NET INCOME FOR THE FISCAL YEAR	262,719	192,977	199,849

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (PARENT ONLY)

	2005	2004 (2)	2003

Changes in Cash
Cash at beginning of fiscal year (restated)	699,709	506,348	206,498
Increase in funds	(15,629)	193,361	299,850

Cash at end of the fiscal year	684,080	699,709	506,348

Reasons for changes in cash in constant currency
Cash provided by ordinary operations
Financial income collected	523,012	398,660	415,147
Services-charge income collected	178,907	154,089	123,430
Financial expense paid	(180,582)	(179,139)	(148,175)
Services-charge expense paid	(29,803)	(23,849)	(19,755)
Administration expense paid	(274,263)	(212,672)	(173,500)

Subtotal	217,271	137,089	197,147

Other sources of cash:
Net decrease in government and private securities	—	659,796	—
Net decrease in other receivables from financial intermediation	—	—	621,466
Net increase in deposits	850,457	619,395	1,136,320
Net increase in other liabilities from financial intermediation	—	535,028	—
Net Increase in other liabilities	1,865	—	—
Other sources of cash	37,244	30,319	90,095

Subtotal	889,566	1,844,538	1,847,881

Total of sources of cash	1,106,837	1,981,627	2,045,028

Uses of cash:
Net increase in government and private securities	(244,920)	—	(1,286,777)
Net increase in loans	(387,758)	(782,022)	(170,491)
Net increase in other receivables from financial intermediation	(59,883)	(586,692)	—
Net increase in other assets	(178,330)	(319,205)	(41,252)
Net decrease in other liabilities from financial intermediation	(194,392)	—	(150,177)
Net decrease in other liabilities	—	(9,432)	(49,061)
Cash dividends paid	(30,447)	(60,894)	—
Other uses of cash	(26,736)	(30,021)	(43,184)

Total of cash used	(1,122,466)	(1,788,266)	(1,740,942)

Monetary loss generated on cash and due from banks (1)	—	—	(4,236)

Increase in funds	(15,629)	193,361	299,850

(1)	Relates to the monetary income from financial intermediation, from operating expenses, and from other operations.
(2)	Includes the changes produced by the incorporation of certain assets and liabilities of SADELA.

(Contd.)

BANCO MACRO BANSUD AND SUBSIDIARIES

34.27.	New accounting pronouncements (U.S. G.A.A.P.)

On March 17, 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140” (SFAS 156), which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights, or MSRs) at fair value, with the changes in fair value recorded in the Consolidated Statement of Income.  Management is currently evaluating the effect of the statement on the Bank’s results of operations and financial position.

On February 16, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. Management is currently evaluating the effect of the statement on the Bank’s results of operations and financial position.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance. The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The adoption of this FSP should not have a material effect on the Bank’s consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A  replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.