Form 20-F/A
period 2005-12-31
Macro Bansud Bank Inc.
filed 2006-06-30
CIK 1347426

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

Item 16A. Audit Committee Financial Expert

The board of directors has determined that Fernando Andrés Sansuste, non-independent member of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”.

Item 16B. Code of Ethics

In addition to the general code of ethics that applies to all of our employees, we have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions. The text of our code of ethics for our principal executive officers and principal financial and accounting officer and controller is posted on our web site at: www.macrobansud.com.ar.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

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