Form 20-F
period 2006-12-31
Macro Bank Inc.
filed 2007-07-13
CIK 1347426

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ____________

or

☐ Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of the event requiring this shell company report.

Commission file number: 001-32827

BANCO MACRO S.A.
(Exact Name of Registrant as Specified in its Charter)

Macro Bank, Inc.
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

* Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

11,235,670 Class A ordinary shares, par value Ps. 1.00 per share

672,707,767 Class B ordinary shares, par value Ps. 1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒ No ☐

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

Certain defined terms

In this annual report, we use the terms “the registrant,” “we,” “us,” “our” and the “bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Class B shares” refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where the context requires otherwise.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the "government" refers to the federal government of Argentina and the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank. The terms “U.S. dollar” and “U.S. dollars” and the symbol "US$" refer to the legal currency of the United States. The terms “peso” and "pesos" and the symbol "Ps." refer to the legal currency of Argentina. “U.S. GAAP” refers to generally accepted accounting principles in the United States, “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Central Bank Rules” refers to the accounting rules of the Central Bank. The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth.

Presentation of certain financial and other information. Accounting practices

We maintain our financial books and records in Argentine pesos and prepare and publish our consolidated financial statements in Argentina in conformity with the Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules, as inflation returned to normalized levels during 2003. In addition, in December 2004, in May 2006 and in August 2006, we acquired Nuevo Banco Suquía S.A., Banco del Tucumán S.A. (“Banco del Tucumán”) and Nuevo Banco Bisel S.A. (“Nuevo Banco Bisel”), respectively, which significantly enhanced the size and scope of our business. As a result of our acquisition of Nuevo Banco Suquía S.A. (“Nuevo Banco Suquía”), our results of operations for the year ended December 31, 2004 differ significantly from our results of operations for the year ended December 31, 2005 and as a result of our acquisitions of Banco del Tucumán and Nuevo Banco Bisel, our results of operations for the year ended December 2005 differ significantly from our results of operations for the year ended December 31, 2006. Given the instability and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001 as well as our acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated. These factors also affect comparability among periods.

Our audited consolidated financial statements for the three years ended December 31, 2006 included in this annual report have been reconciled to U.S. GAAP. See note 33 to our audited consolidated financial statements as of and for the three years ended December 31, 2006 for a reconciliation of our financial statements to U.S. GAAP.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Market position

We make statements in this annual report about our competitive position and market share in, and the market size of, the Argentine banking industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, neither we, the selling shareholders or the underwriters have independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

Our internet site is not part of this annual report

We maintain an Internet site at www.macro.com.ar. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to these Internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your informational reference only.

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political, legal, social or other conditions in Argentina;

•	inflation;

•	changes in interest rates and the cost of deposits;

•	government regulation;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers;

•	fluctuations and declines in the value of Argentine public debt;

•	competition in banking, financial services and related industries;

•	deterioration in regional and national business and economic conditions in Argentina;

•	fluctuations and declines in the exchange rate of the peso; and

•	the risk factors discussed under ‘‘Item 3.D - Risk factors’’.

The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast" and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under Item 5 - "Operating and Financial Review and Prospects” included elsewhere in this annual report.

We have derived our selected consolidated financial data for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements included in this annual report. We have derived our assets and liabilities balances as of December 31, 2004 and our selected financial data for the year ended December 31, 2002 and 2003 from our audited consolidated financial statements not included in this annual report.

Due to the acquisitions we have made, our results of operations are not necessarily comparable between the periods presented; in particular, we acquired Nuevo Banco Suquía in December 2004, Banco del Tucumán in May 2006 and Nuevo Banco Bisel in August 2006. The results of operations of Nuevo Banco Suquía are consolidated with Banco Macro from December 2004 and the results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

During the economic crisis, Argentina experienced very high rates of inflation in 2002. As a result, Central Bank Rules reinstated inflation accounting at the beginning of 2002 until February 28, 2003. Therefore, all the financial statement data in this annual report for periods prior to February 28, 2003 have been restated in constant pesos as of February 28, 2003.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars for December 31, 2006, as reported by the Central Bank was Ps. 3.0695 to US$1.00.

	Year Ended December 31,
	2002(1)	2003(1)	2004(2)	2005	2006(3)
	(in thousands of pesos or U.S. dollars, as indicated, except for shares, earnings per share and dividends per share)
Consolidated Income Statement
Central Bank Rules:
Financial income	Ps.1,623,349	Ps.419,900	Ps.427,891	Ps.749,850	Ps.1,155,259
Financial expense	(515,184)	(241,152)	(133,204)	(303,176)	(394,949)
Gross intermediation margin	1,108,165	178,748	294,687	446,674	760,310
Provision for loan losses	(117,767)	(35,009)	(36,467)	(70,309)	(59,773)
Service charge income	137,756	125,722	154,425	303,141	452,620
Service charge expense	(30,649)	(20,005)	(24,963)	(59,510)	(93,323)
Administrative expense	(260,175)	(221,796)	(254,936)	(443,026)	(652,457)
Other income	166,542	240,622	109,581	218,501	234,419
Other expense	(136,921)	(63,257)	(48,651)	(98,683)	(137,317)
Income Tax	(3,601)	(833)	(699)	(34,042)	(76,961)
Monetary Loss	(291,238)	(4,343)	—	—	—
Minority Interest	2	—	—	(27)	(3,220)
Net income	572,114	199,849	192,977	262,719	424,298
Net income per share (5)	1.78	0.33	0.32	0.43	0.64
Dividends per share	—	—	0.10	0.05	0.10
Number of shares outstanding (in thousands)	608,943	608,943	608,943	608,943	683,943
U.S. GAAP:(4)
Net income before extraordinary items		313,371	94,229	463,795	357,959
Extraordinary Gain	—	—	—	—	41,705
Net income		313,371	94,229	463,795	399,664
Net income per share before extraordinary item(s)		0.59	0.15	0.76	0.54
Net income per share for extraordinary gain			—	—	0.06
Total net income per share (6)		0.59	0.15	0.76	0.60
Weighted average number of shares outstanding (in thousands)		526,750	608,943	608,943	666,478

(1)	In constant pesos as of February 28, 2003.

(2)	Nuevo Banco Suquía consolidated with Banco Macro from December 22, 2004.

(3)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(4)	See note 33 to our audited consolidated financial statements for the year ended December 31, 2006 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

(5)	Net income divided by weighted average number of shares.

(6)	Net income divided by weighted average number of shares.

	As of December 31,
	(in thousands of pesos or U.S. dollars)
	2002(1)	2003(1)	2004(2)	2005	2006(3)
Consolidated Balance sheet
Central Bank Rules:
Assets
Cash and due from banks	Ps.325,953	Ps.674,300	Ps.1,372,261	Ps.1,189,129	Ps.2,626,908
Government and private securities	868,033	2,155,766	2,106,737	2,991,052	3,222,955
Loans:
to the non-financial government sector	462,440	365,549	809,577	645,342	774,273
to the financial sector	1,593	17,835	81,812	80,511	436,930
to the non-financial private sector and residents abroad	514,695	723,619	2,208,996	2,948,799	5,524,483
Allowances for loan losses	(116,125)	(56,279)	(225,340)	(247,532)	(208,581)
Other assets	1,761,485	1,144,237	2,443,714	1,880,521	2,128,004
Total assets	3,818,074	5,025,027	8,797,757	9,487,822	14,504,972
Average assets	3,804,446	4,356,792	5,705,542	9,357,401	11,791,622
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	218,264	382,195	809,764	822,687	1,295,630
from the financial sector	7,552	11,909	4,445	5,208	5,078
from the non-financial private sector	1,534,926	2,633,140	4,504,788	5,737,431	8,770,309
Other liabilities from financial intermediation and other liabilities	663,341	559,450	1,974,786	1,241,791	1,426,047
Subordinated corporate bond	71,101	24,200	16,416	12,047	507,844
Items pending allocation	5,939	3,783	4,554	854	2,052
Provisions	391,578	285,128	225,699	178,150	104,870
Minority interest in subsidiaries	3	3	3	80	78,165
Total liabilities	2,892,704	3,899,808	7,540,455	7,998,248	12,189,995
Shareholders’ equity	925,370	1,125,219	1,257,302	1,489,574	2,314,977
Average shareholders’ equity	730,955	949,023	1,179,611	1,333,163	1,915,245
U.S. GAAP:(4)
Shareholders’ equity		735,386	857,666	1,191,692	1,956,242

(1)	In constant pesos as of February 28, 2003.

(2)	Nuevo Banco Suquía consolidated with Banco Macro from December 22, 2004.

(3)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(4)	See note 33 to our audited consolidated financial statements for the year ended December 31, 2006 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
	2002(1)	2003(1)	2004(2)	2005	2006(3)
Selected consolidated ratios:
Profitability and performance
Net interest margin(%)(4)	8.87	6.84	6.37	5.23	7.11
Fee income ratio(%)(5)	11.06	41.29	34.38	40.43	37.32
Efficiency ratio(%)(6)	20.88	72.85	56.77	59.08	53.79
Ratio of earnings to fixed charges (excluding interest on deposits)(7)	2.39x	3.96x	5.69x	3.01x	6.76x
Ratio of earnings to fixed charges (including interest on deposits)(8)	2.19x	2.26x	3.02x	2.14x	2.49x
Fee income as a percentage of administrative expense(%)	52.95	56.68	60.56	68.43	69.37
Return on average equity(%)	78.27	21.06	16.36	19.71	22.15
Return on average assets(%)	15.04	4.59	3.38	2.81	3.60
Liquidity
Loans as a percentage of total deposits(%)	55.59	36.57	58.29	55.97	66.88
Liquid assets as a percentage of total deposits(%)(9)	47.05	65.12	53.69	58.65	61.92
Capital
Total equity as a percentage of total assets(%)	24.24	22.39	14.29	15.70	15.96
Regulatory capital as a percentage of risk-weighted assets(%)	27.36	43.79	35.71	31.03	31.31
Asset Quality
Non-performing loans as a percentage of total loans(%)(10)	16.94	8.91	6.50	5.34	2.01
Allowances as a percentage of total loans	11.86	5.08	7.27	6.74	3.10
Allowances as a percentage of non-performing loans(%)(10)	70.04	57.07	111.75	126.20	154.25
Amparos as a percentage of equity(%)		4.0	4.0	2.9	3.23
Operations
Number of branches	163	150	256	254	433
Number of employees	2,881	2,814	4,772	5,054	7,585

(1)	In constant pesos as of February 28, 2003.

(2)	Nuevo Banco Suquía consolidated with Banco Macro from December 22, 2004.

(3)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(4)	Net interest income divided by average interest earning assets.

(5)	Service charge income divided by the sum of gross intermediation margin and service charge income.

(6)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.

(7)
For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.

(8)
For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including gross interest on deposits is equal to interest expense.

(9)	Liquid assets include cash, cash collateral, LEBACs and NOBACs, and interbank loans. Since 2004, we include overnight loans to highly rated companies.

(10)
Non-performing loans include all loans to borrowers classified as “3-nonperforming/deficient compliance,” “4-high risk of uncollectibility/unlikely to be collected,” “5-uncollectible” and “6-uncollectible, classified as such under regulatory requirements” under the Central Bank loan classification system.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks relating to Argentina

You should carefully consider the risks described below with all of the other information included in the annual report before deciding to invest in our Class B shares or our ADSs. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares or our ADSs could decline and you could lose part or all of your investment.

Investors should carefully read this annual report in its entirety. They should also take into account and evaluate, among other things, their own financial circumstances, their investment goals, and the following risk factors.

Argentina’s current growth and stabilization may not be sustainable

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past four years, uncertainty remains as to whether the current growth and relative stability is sustainable. The Argentine economy remains fragile, including for the following reasons:

• the availability of long-term fixed rate credit remains low;

• investment as a percentage of GDP remains low;

• the current fiscal surplus could become a fiscal deficit;

• the current trade surplus could reverse into a trade deficit;

• inflation has risen recently and threatens to accelerate;

• the regulatory environment continues to be uncertain;

• the country’s public debt remains high and international financing is limited; and

• the recovery has depended to some extent on:

(i)	high commodity prices, which are volatile and outside the control of the country; and

(ii)	excess capacity, which has been reduced considerably.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina.

Inflation may rise again, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy generally

The devaluation of the peso in January 2002, after several years of price stability, created pressures on the domestic price system that generated high inflation before substantially stabilizing in 2003. However, consumer prices almost doubled to 6.1% during 2004, increased to 12.3% in 2005, and were 9.8% in 2006. Uncertainty surrounding future inflation could slow the rebound in the long-term credit market.

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

Risk Relating to Argentina

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

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. In May 2005, the ICSID tribunal issued an opinion against Argentina in a case initiated by CMS Compañia Transportadora de Gas, which was appealed by Argentina. In October 2006, another ICSID tribunal issued a “responsibility opinion” against Argentina in a case initiated by LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc. This “responsibility opinion” is not the tribunal’s final decision and is not susceptible to appeal. Recently the ICSID issued a judgment against Argentina in a case initiated by Siemens for US$208 million for indemnity in the failure to complete a contract in 2001 concerning identification documents.

The Argentine government canceled all of its pending debt with the IMF on January 3, 2006. However, Argentina’s past default and its failure to restructure its remaining sovereign debt completely and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy and, consequently, our business. Furthermore, Argentina’s inability to access the international capital markets in the medium and long term could have an adverse impact on our own ability to access international credit markets.

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

Significant appreciation of the peso against the U.S. dollar may adversely affect the Argentine economy

A substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short term, a significant real appreciation of the peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports.

Government measures to preempt, or in response to, social unrest may adversely affect the Argentine economy

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may impair our ability to make payments on our obligations.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso. In addition, the government issued a decree in June 2005 that established new controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to make dividend payments to ADS holders and payments on the notes.

Congressional and the Presidential elections may adversely affect the Argentine economy.

During 2007, presidential and congressional elections will take place in Argentina. During the last political elections, in which President Nestor Kirchner was ultimately elected, the securities markets suffered certain volatility due to the uncertainty regarding the economic policy to be carried out by the new government. There are no assurances that future uncertainties preceding and resulting from the Congressional and the Presidential elections will not negatively impact the Argentine economy.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into, and securities from issuers in, other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies, which are trading partners, or that impact the global economy.

Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy, and the financial system and therefore us.

RISKS RELATING TO THE ARGENTINE FINANCIAL SYSTEM

The health of Argentina’s financial system depends on a return of the long-term credit market, which is currently recovering at a relatively slow pace

As a result of the 2001 and 2002 crisis, the volume of financial intermediation activity in Argentina fell drastically: credit fell from 23.1% of GDP in March 2001 to just 7.7% in June 2004, while deposits as a percentage of GDP fell from 31.5% to 23.2% during the same period. During this period our financial intermediation activities also declined. The depth of the crisis and the effect of the crisis on depositors’ confidence in the financial system created significant uncertainties as to the likelihood that the financial system would fully recover its ability to act as an intermediary between savings and credit. Despite the ongoing recovery of Argentina’s short-term credit market (67% of loan growth in 2005 and 58% of loan growth in 2006 was in the form of overdrafts, consumer loans and advances), long-term lending has recovered more slowly.

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

The recovery of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors

The massive withdrawal of deposits experienced by all Argentine financial institutions, including us, during 2001 and the first half of 2002 was largely due to the loss of confidence by depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis. In addition, the measures taken by the government to protect the solvency of the banking system, most significantly the limitation on the right of depositors to freely withdraw their money and the pesification of their dollar deposits, generated significant opposition directly against banks from depositors frustrated by losses of their savings.

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

As of December 31, 2006, our net exposure to the public sector, not including LEBACs (Letras del Banco Central) and NOBACs (Notas del Banco Central), totaled approximately Ps.1,073 million, representing 7% of our total assets.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover

The capacity of many Argentine private sector debtors to repay their loans deteriorated significantly as a result of the economic crisis, materially affecting the asset quality of financial institutions, including us. We established large allowances for loan losses in 2002 to cover the risks inherent to our portfolio of loans to the private sector. During 2004, 2005 and 2006, the quality of our loan portfolio improved from 2003 levels as a result of high GDP growth and a better overall economic environment. However, this improvement did not fully offset the deterioration in the quality of our assets caused by the crisis. Moreover, the current improvement may not continue, and we will likely not succeed in recovering substantial portions of loans that were written off. Our business strategy includes substituting a large portion of our current portfolio of government securities for loans to the private sector. As a result, we expect that our credit risk exposure to the private sector will increase in the near term. If the recovery of the financial health of Argentina’s private sector reverses, we may experience an increase in our incidence of non-performing loans.

Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions

To protect debtors affected by the economic crisis, beginning in 2002 the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Most of these measures have been rescinded; however, in November 2006, the Argentine government suspended mortgage foreclosure proceedings and established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure to reach an agreement by the parties, payment conditions will be set by a judge. We cannot assure you that in an adverse economic environment the government will not adopt additional measures in the future, which could have a material adverse effect on the financial system and our business.

RISKS RELATING TO US

Our target market may be the most adversely affected by economic recessions

Our business strategy is to increase fee income and loan origination in our target market, low- and middle-income individuals and small and medium-sized businesses. The current economic situation favors this target market and it is experiencing solid growth. However, this target market is particularly vulnerable to economic recessions and, in the event of such a recession, growth in our target market may slow and consequently adversely affect our business. The Argentine economy as a whole and our target market has not stabilized enough for us to be certain that demand will continue to grow. Therefore, we cannot assure you that our business strategy will in fact be successful.

Our controlling shareholders have the ability to direct our business and their interests could conflict with yours

Our controlling shareholders beneficially own 10,187,559 Class A shares and 246,479,019 Class B shares. Although there currently is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, amend our bylaws, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.

We will continue to consider acquisition opportunities, which may not be successful

We have expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe offer additional value and are consistent with our business strategy. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms. Additionally, our ability to obtain the desired effects of such acquisitions will depend in part on our ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

We depend on key personnel for our current and future performance

Our current and future performance depends to a significant degree on the continued contributions of our senior management team and other key personnel, in particular Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo. Our performance could be significantly harmed if we lose their services. Should their services no longer be available to us, we may not be able to locate or employ qualified replacements on acceptable terms.

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

We expect that competition with respect to small and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate.

Reduced spreads without corresponding increases in lending volumes could adversely affect our profitability

The spread for Argentina’s financial system between the interest rates on loans and deposits decreased from a high of 39.9% in March 2003 to 11.2% in December 2006 as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns. In comparison, our interest rate spread (average lending rates not including those related to liquidity management operations) decreased from 42% to 9.2% during the same period. We and other financial institutions have largely responded by lowering operating costs. However, if spreads continue to decrease without a corresponding increase in lending or additional cost-cutting, our profitability may be adversely affected.

Differences in the accounting standards between Argentina and certain countries with highly developed capital markets, such as the United States, may make it difficult to compare our financial statements and reported earnings with companies in other countries and the United States

Publicly available corporate information about us in Argentina is different from and may be more difficult to obtain than the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, we prepare our financial statements in accordance with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of banks in the United States in this and other respects.

Risks relating to our Class B Shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank's prior authorization for the distribution of dividends. On July 20, 2004, we were authorized by the Central Bank to distribute dividends corresponding to fiscal year 2003, on April 18, 2005 to distribute dividends corresponding to fiscal year 2004, on April 21, 2006 to distribute dividends corresponding to fiscal year 2005, and on April 16, 2007 to distribute dividends corresponding to fiscal year 2006. In each case the dividends were distributed. Notwithstanding the foregoing, no assurance can be given that the Central Bank will continue to grant us the authorization to distribute dividends approved by our shareholders at the annual ordinary shareholders' meeting.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization (which includes us) represented approximately 87.7% of the aggregate market capitalization of the Buenos Aires Stock Exchange as of December 31, 2006. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the Buenos Aires Stock Exchange by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

Our shareholders may be subject to liability for certain votes of their securities

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders' votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine corporate law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Our Class B shares or the ADSs might be characterized as stock in a ‘‘passive foreign investment company’’ for U.S. federal income tax purposes

The application of the “passive foreign investment company” rules to equity interests in banks such as us is unclear under current U.S. federal income tax law. It is therefore possible that our Class B shares or the ADSs could be characterized as stock in a “passive foreign investment company” for U.S. federal income tax purposes, which could have adverse tax consequences to U.S. holders in some circumstances. In particular, U.S. holders of our Class B shares or the ADSs would generally be subject to special rules and adverse tax consequences with respect to certain distributions made by us and on any gain realized on the sale or other disposition of our Class B shares or the ADSs. Such U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our Class B shares or the ADSs might be able to avoid these rules and consequences by making an election to mark such shares to market (although it is not clear if this election is available for the Class B shares). U.S. holders should consult their tax advisors regarding the “passive foreign investment company” rules.

Item 4. Information on the Company

A. History and development of the company

Overview

Our legal and commercial name is Banco Macro S.A. We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Buenos Aires, Argentina under Nr. 1154 of Book 2, Volume 75 of sociedades anónimas.

Our principal executive offices are located at Sarmiento 447, Buenos Aires, Argentina, and our telephone number is (+ 54-11-5222-6500). We have appointed CT Corporation System as our agent for service of process in the United States, located at 111 Eighth Avenue, New York, New York, 10011.

Our history

Banco Macro

Our predecessor, Macro Compañía Financiera S.A., was authorized in 1977 to operate as a non-banking financial institution. In May 1988, it was granted the authorization to operate as a commercial bank and changed its name to Banco Macro S.A., or Banco Macro. Banco Macro’s shares have traded on the Buenos Aires Stock Exchange since November 1994.

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

Since the end of 2001, while in the process of becoming today’s Banco Macro, Banco Macro has acquired additional bank assets and merged with or acquired other banks (including, as described below, Banco Bansud, Nuevo Banco Suquía, Banco del Tucumán and Nuevo Banco Bisel), thereby increasing its assets from Ps.1,375 million at December 31, 2001 to Ps.14,505 million as of December 31, 2006.

Banco Bansud

Banco Bansud, originally named Banco del Sud S.A., was founded in 1924 as a credit union and was authorized to operate as a commercial bank in 1968.

In 1992, Banco Nacional de México S.A. (“Banamex”) acquired Banco Bansud through a wholly owned subsidiary, American Capital Corporation Limited. Banco Bansud’s shares traded on the Buenos Aires Stock Exchange from the date of its merger. In 1994, the local shareholders of Banco Bansud and Banamex acquired from Grupo Santander 82.76% of the shares of Banco Shaw S.A. and merged this new acquisition with Banco Bansud in 1995. Additionally, and as part of Banco Bansud’s strategy of expansion in the Buenos Aires metropolitan area, Banco Bansud acquired in 1995 certain assets and liabilities of Banco Federal Argentino S.A., thereby adding 27 new branches. In January 2002, Banco Macro acquired a majority of the capital stock of Banco Bansud.

Banco Macro Bansud

In June 2003, our shareholders decided to merge Banco Macro and Banco Bansud in order to create a financial institution with a presence extending throughout Argentina. The merger was completed in December 2003 and the combined entity was renamed Banco Macro Bansud S.A. The acquisition of Banco Bansud expanded the scope of our operations to southern Argentina. In August 2006, Banco Macro Bansud S.A. was renamed Banco Macro S.A.

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

The run on bank deposits as a result of the economic crisis caused a liquidity crisis for the former Banco Suquía S.A. Its controlling shareholder at the time decided not to make additional contributions. As a result, the Central Bank suspended and then restructured Banco Suquía’s operations, creating the Nuevo Banco Suquía with certain of Banco Suquía’s assets and liabilities. The Central Bank then passed a resolution providing for the sale of Nuevo Banco Suquía and requiring that the purchaser commit to capitalize the bank. In December 2004, the Central Bank approved our acquisition of 100% of the capital stock of Nuevo Banco Suquía. Our acquisition of Nuevo Banco Suquía, gave us a significant presence in the central provinces of Argentina, reinforcing the national scope of our operations, and enabling us to become the private sector bank with the largest branch network in Argentina.

The Company deems it appropriate and convenient to incorporate Nuevo Banco Suquía into Banco Macro. On June 4, 2007, a preliminary merger agreement and the consolidated balance sheet for merger purposes as of December 31, 2006 and the shares exchange relationship was approved by the Shareholders’ Meetings of both banks. The authorization of the merger process is still pending before the Bank’s regulatory agencies.

The exchange relationship has been estimated on the basis of the stockholder’s equity of each bank in 0.710726 shares of Banco Macro per share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. will be entitled to receive 0.710726 shares of the Bank for each share they hold in Nuevo Banco Suquía S.A.’s capital stock. Consequently, Banco Macro S.A. will increase its capital stock to Ps. 683,978,973, by issuing 35,536 common shares.

Banco Empresario de Tucumán

In November 2005, the Central Bank, in the context of the restructuring of Banco Empresario de Tucumán, transferred to us a portion of its assets (including its seven branches and the headquarters) and liabilities.

Banco del Tucumán

On April 7, 2006, we obtained the authorizations from the relevant authorities and, on May 5, 2006, we completed the acquisition of 164,850 Class A Shares of Banco del Tucumán, representing 75% of its capital stock. The total purchase price amounted to Ps.45,961,000, paid in cash. Banco del Tucumán has 25 branches and its headquarters in the province of Tucumán and it is currently the financial agent of the province. From September 2006 through December 2006, Banco Macro acquired Class “C” shares in Banco del Tucumán representing 4.84% of its capital stock. Banco Macro’s total equity interest as of December 31, 2006 amounted to 79.84%. On November 28, 2006, the general regular and special shareholders’ meeting of Banco del Tucumán approved a capital stock increase of Ps. 21,980,000, establishing an additional paid-in capital of Ps. 26,171,000. In January 2007, Banco Macro subscribed the total increase. As a result, Banco Macro’s total equity interest increased to 89.92%.

Nuevo Banco Bisel

The run on bank deposits as a result of the economic crisis caused a liquidity crisis for the former Banco Bisel S.A. ("Banco Bisel"). Its controlling shareholder at the time decided not to make additional contributions. As a result, the Central Bank suspended and then restructured Banco Bisel's operations, creating the Nuevo Banco Bisel with certain of Banco Bisel's assets and liabilities. The Central Bank then passed a resolution providing for the sale of Nuevo Banco Bisel and requiring that the purchaser commit to capitalize the bank.

In August 2006, we acquired 100% of the voting rights and 92.73% of the capital stock of Nuevo Banco Bisel for Ps.19.5 million pursuant to an auction conducted by Banco de la Nación Argentina. In addition, the Bank, as purchaser of Nuevo Banco Bisel, and SEDESA ("Seguro de Depósitos S.A.") entered into a put and call options, agreement regarding the preferred shares of Nuevo Banco Bisel. According to the call option, for a fifteen-year term as from taking possession of the Bank (August 11, 2006), the buyer is entitied to acquire from SEDESA preferred shares in Nuevo Banco Bisel. The price of those shares is set at 66,240,000 plus interest at an annual 4% rate as from the takeover date. Such price is payable upon the expiration of the option term (August 11, 2021).

Through the put option, SEDESA will be entitled to sell to the buyer the preferred shares that it owns in Nuevo Banco Bisel. Such put option may only be excercised by SEDESA after the term of fifteen years as from the date of issuance of the preferred shares (August 26, 2005). The price of those shares is set at 66,240,000, plus interest at an annual 4% rate as from August 11, 2006.

According to the call option, on May 28, 2007, the Bank purchased the abovementioned preferred shares.

Nuevo Banco Bisel has a strong presence in the central region of Argentina, especially in the province of Santa Fe, and the acquisition has added 158 branches to our branch network. The transaction was approved by the Central Bank in August 2006 and by the antitrust authorities in September 2006.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2006, we were ranked fourth in terms of deposits and second in terms of equity among private-sector banks. As of December 31, 2006, on a consolidated basis, we had:

•	Ps.14,505 million (US$4,726 million) in total assets;

•	Ps.5,525 million (US$1,800 million) in gross private sector;

•	Ps.10,071 million (US$3,281 million) in total deposits;

•	approximately 2,097,000 retail customers and 13,200 corporate customers that provide us with approximately 2.1 million clients; and

•	approximately 754,000 employee payroll accounts for corporate customers and provincial governments.

Our consolidated net income for the year ended December 31, 2006 was Ps.424.3 million (US$138.2 million), representing a return on average equity of 22% and a return on average assets of 3.6%.

In general, given the relatively low level of banking intermediation in Argentina currently, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We have savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.

We emerged from the economic crisis of 2001 and 2002 as a stronger and larger bank. In January 2002, in the midst of the crisis, Banco Macro, our predecessor, acquired a controlling interest in Banco Bansud . The acquisition tripled the size of our bank, as measured by assets, and expanded our geographic presence from the northern provinces of Argentina to the southern provinces. In December 2004, during the recovery period of the Argentine economy, we completed the acquisition of Nuevo Banco Suquía, the leading bank in the central provinces of Argentina, thereby becoming the private sector bank with the country’s most extensive branch network. The Nuevo Banco Suquía transaction increased our assets by 41% and our number of branches by 67%. Beginning at the end of 2002 and during the recovery years, we also experienced organic growth as our business in the provinces of Argentina suffered lower levels of volatility than our principal competitors in the Buenos Aires metropolitan area. In November 2005, a portion of the assets, including seven branches, the headquarters and liabilities of Banco Empresario de Tucumán were transferred to us. In May 2006, we completed the acquisition of Banco del Tucumán. As a result of these transactions in Tucumán, we increased our branch network by 34 branches, or 14%. More recently, in August 2006, we completed the acquisition of Nuevo Banco Bisel, which added 158 branches, or 56%, to our branch network.

The Argentine economic recovery

We believe that the ongoing recovery of the Argentine economy from the severe crisis of 2001 and 2002, together with the stabilizing business environment, present a growth opportunity for the banking industry. We believe that Argentine banks in a comparatively stronger financial condition should have a competitive advantage in benefiting from this recovery. Argentina’s gross domestic product, or GDP, grew 8.8% in 2003, 9.0% in 2004, 9.2% in 2005 and 8.6% in 2006 after declines of 4.4% in 2001 and 10.9% in 2002. Although there are numerous risks that may result in lower than expected economic performance, the Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 7.7% for 2007. In June 2005, the government partially restructured its public debt, further improving the Argentine business environment, and in January 2006, Argentina paid off all outstanding amounts owed to the International Monetary Fund, or IMF. Following the completion of its debt restructuring, Argentina’s risk profile has improved substantially as measured by the spread over comparable U.S. Treasuries.

In this context, the financial system is regaining depositors’ and borrowers’ confidence, while benefiting from improved conditions, favorable growth opportunities and increasing demand for financial services and products. For example, the ratio of 12-month average total deposits as a percentage of annual average GDP was 30.3% for 2000. This ratio reached its lowest level, 22.8% in 2003, before recovering to 23.8% in 2006. The annual average nominal interest rates on 30-day time deposits of less than Ps.100,000 was 5.6% for 2006, compared to 8.7% in 2001. Average loans by Argentine banks to the private sector, as a percentage of GDP, were only 10.2% in 2006, compared to 24.3% in 1999. The average loans to the private sector, as a percentage of GDP, were 36% for Brazil, 75% for Chile, 25% for Colombia and 12% for Mexico in 2006. We believe Argentina’s low ratio demonstrates an opportunity for credit expansion as credit demand continues to increase.

Our competitive strengths

We believe we are well positioned to benefit from the opportunities created by the improving economic and business environment in Argentina. Our competitive strengths include the following:

•
Strong financial position and consistent profitability. We believe we have emerged from the economic crisis as one of the strongest banks in Argentina, as measured by profitability and balance sheet strength.

•
As of December 31, 2006, we have achieved profitability for the last 20 consecutive quarters, the only bank in Argentina to do so, with a return on average equity of 21.1%, 16.4%, 19.7% and 22% for 2003, 2004, 2005 and 2006, compared to -23.6%, -3.0%, 7.5% and 14.8%, respectively, for the Argentine banking system as a whole.

•
Our shareholders’ equity at December 31, 2006 and 2005, as calculated under Central Bank Rules, was Ps.2,315 million and Ps.1,490 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2006 and 2005 was Ps. 1,956.2 and Ps.1,191.7 million, respectively.

•
Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area, which have been relatively underserved by the banking system. As of December 31, 2006, loans for less than Ps.20,000 accounted for 39% of our total private sector loans, almost double the corresponding percentage for the financial system as a whole 18%. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•
High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the Buenos Aires metropolitan area with the aim of completing our national coverage. Therefore, we are currently the leading bank, based on the number of branches, in the Argentine provinces of Salta, Jujuy, Tucumán and Misiones and one of the leading banks in Córdoba, Santa Fe, Mendoza, Entre Ríos, Río Negro, Chubut and Neuquén. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have been benefiting from the export-driven growth in the Argentine economy as a result of the devaluation of the peso.

•
Largest private-sector branch network in Argentina. With 433 branches (including the 158 branches acquired through our purchase of Nuevo Banco Bisel in August 2006), we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the Buenos Aires metropolitan area, whereas 80% of the total branches for the Argentine financial system as a whole are located outside this area, which we believe better positions us to focus on our target market.

•
Loyal customer base. We have a loyal customer base, as evidenced in part by the quick recovery of our deposit base after the crisis. At the end of the freeze on deposits, or corralón our total deposits increased 51% during the twelve months up to April 2003, while, deposits in the Argentine banking system, as a whole, grew by only 11% during that period. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and to our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•
Exclusive financial agent for four Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide all their employees with Plan Sueldo accounts, giving us access to substantial low cost funding and a large number of loyal customers.

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

Our strategy

We believe that the ongoing recovery of the Argentine economy, increasing penetration of banking services and a return of bank lending to the private sector, offer a significant opportunity for us to further expand our business. In particular, we believe that the increase in fixed asset investment in 2005 and 2006 is setting the stage for the recovery of the long-term loan market, following the growth of the short-term credit market. As the economy has grown, we are offering new products, such as floating rate loans and leasing, designed to meet the needs of a growing economy emerging from crisis and moving towards stability. Our strengths position us to better participate in this growth, which we believe will be stronger in our target market of low- and middle-income individuals, small and medium-sized businesses and in the provinces outside the Buenos Aires metropolitan area, where we have a leading presence.

Our goal is to promote the overall growth of the bank by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We achieve this goal by managing the bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring banks throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We make acquisition decisions in the context of our long-term strategy of focusing on low- and middle-income individuals, small and medium-sized businesses and to complete our national coverage of Argentina, especially in provinces outside of the Buenos Aires metropolitan area. We have taken advantage of the opportunities presented by the Argentine financial system after the crisis, in particular its consolidation, to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank. Since the crisis, our growth has been fueled by these acquisitions as well as organic growth, without the need to open or move branches.

We intend to continue enhancing our position as a leading Argentine bank by taking advantage of the ongoing recovery of Argentina and its financial system, which we believe will increase value to our shareholders and our competitiveness. The key elements of our strategy include:

•
Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and small and medium-sized businesses, most of which have traditionally been underserved by the Argentine banking system and are generally located outside of the Buenos Aires metropolitan area, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition. We believe the provinces outside of the Buenos Aires metropolitan area that we serve are likely to grow faster than the Argentine economy as a whole because their export-driven economies have benefited from the devaluation of the peso and higher prices for agricultural products and commodities.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers we intend to:

•
Utilize our extensive branch network. We intend to utilize our extensive branch network, which we consider our key distribution channel, to market our products and services to our entire customer base. We utilize a personalized approach to attract new customers by providing convenient and personalized banking services close to their homes and facilities.

•
Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected continued economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•
Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•
Expand our financial agency services to new provinces. We intend to take advantage of our experience as a financial agent to provincial governments in Argentina to expand these services into new provinces.

•	Offer personalized service. We offer our clients a menu of products and personalized, face-to-face advice to help them select the banking services that best respond to their needs.

•
Focus on efficiency and cost control. We intend to increase our efficiency. In particular, we expect to expand lending to Nuevo Banco Bisel’s customers, thereby creating new economies of scale, and reduce costs in connection with the integration of Nuevo Banco Suquía and, more recently, Nuevo Banco Bisel. We are upgrading our information systems and other technology to reduce further our operating costs and to support larger transaction volumes nationally. We expect to complete the integration of Nuevo Banco Suquía during the second half of 2007 and the integration of Nuevo Banco Bisel in the next two years.

•
Extend existing corporate relationships to their distributors and suppliers. We have established relationships with major corporations in Argentina and will focus our marketing efforts on providing services to their distributors, suppliers, customers and employees, including providing working capital financing and Plan Sueldo payroll services.

•
Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, strong cross-selling opportunities lie with our Plan Sueldo clients, of whom only 19% currently have personal loans from us.

Our products and services

We provide our customers with a combination of standard products and services that is designed to suit individual needs. We have two broad categories of customers: retail customers, which include individuals and very small companies, and corporate customers, which include small, medium and large companies and major corporations. In addition, we provide services to three provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business with a single commercial division responsible for all of our customers and our branch network; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

Retail Customers

Overview

Retail customers are individuals, entrepreneurs and very small companies (companies with less than Ps.1 million in sales per year). We provide services to them throughout Argentina, in particular outside of the Buenos Aires metropolitan area, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 94% of our branches (including the branches acquired from our purchase of Nuevo Banco Bisel) are located outside of the Buenos Aires metropolitan area.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of approximately 2,097,360 retail customers that are customers, only 19% currently have a personal loan from us and only 37% currently have a credit card, and we believe there is strong potential to increase these percentages. As of December 31, 2006, we had retail customers with an aggregate loan portfolio of Ps.2,883 million.

We offer our retail customers traditional banking products and services such as checking and savings accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), housing loans, auto loans, overdrafts, credit-related services, home and auto insurance coverage, tax collection, utility payments, ATMs and money transfers.

Our efforts were aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, based on our individualized, professional advice, which we believe is an important feature that distinguishes us in serving our target markets.

Savings and checking accounts and time deposits

We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base. For information on average interest rates, see “Selected statistical information.”

Product	Approximate number of retail accounts (as of December 31, 2006)
Savings
Total savings accounts	1,257,708
Plan Sueldo (private sector)	480,638
Plan Sueldo (public sector)	273,351
Retirees	141,439
Open market	362,280
Checking
Checking accounts	52,671
Electronic account access
Debit cards	1,170,614

Lending products and services

We offer personal loans, advances, document discounts, (housing) mortgages, overdrafts, car loans and credit card loans to our retail customers. At December 31, 2006, we had a 11.3% market share for personal loans, which ranked us second in the Argentine banking system in the provision of consumer loans and first among private sector banks. We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as the low- and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services to their employers. Financings granted by us to these customers through consumer loans and Macroadelantos, (advances on salaries), have a delinquency rate under 1% since the receipt of the borrower’s salary ensures the payment of the applicable loan installment prior to the release of the wages to the borrower. We are also a major credit card issuer, with approximately 960,300 cards in circulation as of December 31, 2006. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases. The table below sets forth information about loans to retail customers (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) as of December 31, 2006:

	Loans to retail customers (in millions of pesos except where noted) (as of December 31, 2006)
	Personal loans	Documents (1)	Mortgage loans	Overdrafts	Pledged loans(2)	Credit card loans	Others
Percentage of gross retail private sector loan portfolio	50.1%	6.9%	10.2%	6.4%	6.3%	17.0%	3.1%
Total customers with outstanding loans	323,017	9,592	8,588	138,481	6,096	373,954	5,432
Average gross loan amount	4,472	20,727	34,373	1,339	29,622	1,311	16,279

(1)	Factoring, check cashing advances and loans with promissory notes.

(2)	Primarily secured auto loans.

Interest rates and maturities vary across products. For example, personal loans carry an average interest rate of 22% and an average maturity of 44 months.

Corporate Customers

Overview

We provide our corporate customers with traditional banking products and services such as deposits, lending (including overdraft facilities), check cashing advances and factoring, guaranteed loans and credit lines for financing foreign trade and cash management services. We also provide them trust, payroll and financial agency services, corporate credit cards and other specialty products. We have four categories for our corporate customers: small companies, which have between Ps.1 million and Ps.6 million in sales per year; medium companies, which have between Ps.6 million and Ps.30 million in sales per year; large companies, which have between Ps.30 million and Ps.100 million in sales per year; and major companies, which have more than Ps.100 million in sales per year. Approximately 91% of our corporate customers are small businesses. Important sectors within our corporate customer base include the agro-industrial, transportation and food and beverage. Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See “Item 5 - Operating and Financial Review and Prospects - liquidity and capital resources.”

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which requires employers to maintain an account with us for the direct deposit of employee wages. Currently, we administer the payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and for a total of 895,428 private sector clients (including retirees). Our payroll services provide us with a large and diversified depositor base with significant cross-selling potential. See “—Our Products and Services—Retail Customers.”

Lending products and services

Our lending activities to the corporate sector (defined here as firms with loans outstanding in excess of Ps.20,000) totaled Ps.2,641 million. Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2006, the average principal amount of our corporate loans were Ps.300,000 and our 20 largest private sector loans accounted for 21.9% of our total corporate loans.

We offer short-term and medium- to long-term corporate lending products.

Short-term: Products include credit lines for up to 180 days and consist mainly of overdraft facilities, corporate credit and debit cards and factoring, as well as foreign trade related financing, such as pre-export, post-shipment and import financing. These products also include contingency lines, such as short-term guarantees (performance guarantees and bid bonds) and import letters of credit. The credit risk assigned to these kinds of transactions is the debtor rating described below, unless increased as a result of a pledge or a guarantee.

Medium- to long-term: Products include credit lines and specific lending facilities of more than 180 days. Credits are usually asset-based, such as leasing, whereby a credit enhancement is achieved by means of the underlying asset.

Medium- to long-term facilities risks are mitigated through different mechanisms that range from pledges and mortgages to structured deals through financial trusts whereby the debtor pledges the underlying asset, mostly future income flows. Regardless of the term and based on the fact that these credit lines are devoted to small to medium-size companies, our policy is to require personal guarantees from the owners, although the underlying debtor rating remains unchanged.

As of December 31, 2006, our loans to corporate customers were as follows:

	Loans to companies in excess of Ps.20,000, (as of December 31, 2006)
	(in millions of pesos)	Percentage of corporate loan portfolio
Overdrafts	927.6	35.1%
Documents(1)	347.0	13.1%
Pledged loans(2)	130.6	4.9%
Mortgage loans	161.9	6.1%
Other(3)	1,066.6	40.4%
Corporate credit cards	7.4	0.4%
Total	2,641.1	100.0%

(1)	Factoring, check cashing advances and promissory notes.

(2)	Primarily securing cargo transportation equipment.

(3)	Mostly structured loans (medium- and long-term).

Transaction services

We offer transaction services to our corporate customers, such as cash management, customer collections, payments to suppliers, payroll administration, foreign exchange transactions, foreign trade services, corporate credit cards, and information services, such as our Datanet and Interpyme services. There are usually no credit risks involved in these transactions, except for intra-day gapping (payments done against incoming collections) as well as settlement and pre-settlement related to foreign exchange transactions which, in general, are approved following the debtor rating process explained above.

Payments to suppliers. Our payments to suppliers services enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 433 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

We have the largest private sector branch network in the country with 433 branches (including Nuevo Banco Bisel) spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 94% of our branches located outside of the Buenos Aires metropolitan area. Furthermore, we have 16 service points used for social security benefit payments and servicing of checking and savings accounts; 721 ATMs; and an internet banking service. The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces:

	As of December 31, 2006
	Banco Macro
Province	Branches	% of Total	Market Share of Total Branches in Each Province
Buenos Aires metropolitan area	25	5.77%	3.22%
Buenos Aires (rest)	53	12.24%	4.37%
Catamarca	1	0.23%	5.00%
Chaco	2	0.46%	3.23%
Chubut	4	0.92%	5.26%
Córdoba	73	16.86%	18.67%
Corrientes	3	0.69%	4.92%
Entre Ríos	7	1.62%	5.93%
Formosa	0	0.00%	0.00%
Jujuy	15	3.46%	51.72%
La Pampa	2	0.46%	1.90%
La Rioja	2	0.46%	8.00%
Mendoza	13	3.00%	9.35%
Misiones	34	7.85%	56.67%
Neuquén	4	0.92%	7.41%
Río Negro	7	1.62%	12.07%
Salta	25	5.77%	48.08%
San Juan	1	0.23%	2.86%
San Luis	1	0.23%	2.50%
Santa Cruz	2	0.46%	5.26%
Santa Fe	124	28.64%	29.04%
Santiago del Estero	1	0.23%	2.22%
Tierra del Fuego	2	0.46%	11.76%
Tucumán	32	7.39%	50.00%
TOTAL	433	100.0%	11.04%

Credit risk management

Credit policy

Our board of directors approves our credit policy and credit analysis based on the following guidelines:

•	we seek to maintain a high quality portfolio that is diversified among customers;

•
decisions regarding loan amounts are made following conservative parameters based upon the customer’s capital, cash flow and profitability, in the case of companies, and the customer’s income and asset base, in the case of individuals;

•	the term of the loans offered to meet the customer’s needs must be appropriate for the purpose of the loan and the customer’s ability to repay the loan;

•
transactions must be appropriately secured according to the loan’s term and the level of risk involved, and in the case of lending to small and medium-sized companies, we request personal guarantees from the company’s owners; and

•	we continuously monitor credit portfolios and customer payment performance.

Loan application process

We establish contact with loan applicants through an officer, who is in charge of gathering the applicant’s information and documentation, visiting the applicant, obtaining the reasons for the loan request and making an initial assessment of the application. The loan proposal is then reviewed by a banking manager and, if it complies with our credit policy, it is referred to our credit risk assessment management division, which prepares a risk report. The risk report is then provided to a committee in charge of reviewing and granting the loan. Depending upon the amount and type of loan involved, the responsible committee will be one of three committees acting under the supervision of our board of directors and responsible for reviewing and determining whether to approve the loan: a senior committee, a junior committee or a regional committee. The senior committee consists of members of senior management, including our chairman and vice chairman, and considers loan proposals in excess of Ps.1,000,000.

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

Credit monitoring and review process

Credit monitoring involves carefully monitoring the use of the loan proceeds by the customer, as well as the customer’s loan repayment performance with the objective of preempting problems relating to the timely repayment of the loan. The credit monitoring and review process also aims to take all steps necessary to keep delinquent loans within the parameters established by our credit policy for the purpose of curing the delinquency. If this objective is not accomplished, our credit management division will direct the collection of the loan to our pre-legal or legal collection unit. We standardize the early stages of the collection process by different measures (including contact by telephone and letter), beginning five days after maturity.

Technology

We invest substantially in the development of technology so that we are able to respond promptly to market requirements, reduce costs and increase revenues. We updated our core systems in 2004 and 2005, acquired a workflow system and enhanced our data warehouse system. Most of our technology investments during the last three years have related to the integration of operating platforms as a result of our acquisitions of other banks. Our primary technology-related goal is to complete the integration of Nuevo Banco Suquía’s operating platform with our existing operating platform. We expect to invest approximately US$17.9 million in technology improvements during the next two years, and to invest additional funds for the integration of the Nuevo Banco Bisel’s system.

We are dedicated to improving our systems to provide our branch network with enhanced operating capacity. In addition, we are analyzing, developing and implementing the following technology initiatives:

•	defining long-term data processing solutions to ensure consolidation of data processing centers, particularly in light of our acquisitions of Nuevo Banco Suquía and Nuevo Banco Bisel;

•	unifying policies (operations, data-processing systems and security), technological standards, working operational models and metrics; and

•	upgrading our technology to maintain market level security standards.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas. We consider Santander Río, Banco de Galicia y Buenos Aires S.A., Banco Patagonia S.A. and HSBC Argentina S.A. to be our main competitors. We also compete with regional banks. In the future, we expect competition to increase in corporate transactions products and long-term lending, mortgage lending and other secured financings, credit cards, specialized credit packages, salary payment services and investment management services.

Banking industry

The Argentine banking industry was severely impacted by the recent crisis. However, the current recovery has led to positive trends in the sector in terms of scale, profitability/solvency and asset quality.

Scale

Assets and deposits have experienced an important recovery since 2001. We believe the public in general has regained confidence in the financial system, as evidenced by the growth in deposits. Total deposits increased to Ps.155,345 million as of December 31, 2006 after declining from Ps.180,134 million as of December 2000 to Ps.75,609 million as of December 2002. However, the rebound of credit activity has been slower, with levels of private credit-to-GDP of 10% as of December 2006, well below the 23.3% activity for 2000. Average annual deposit interest rates (30-day time deposits less than Ps.100,000) declined substantially from 8.7% in 2001 to 5.6% in 2006. At the same time, the average net worth of the financial system was reduced from Ps.37,533 million in 2001 to Ps.30,200 million in December 2006, while earnings, which began to fall in 1998 (Ps.1,146 million) as a consequence of the economic recession, collapsed to a system-wide loss of Ps.588 million in 2001 and Ps.19,287 million in 2002.

	2002(1)	2003(1)	2004	2005	2006
	(millions of pesos)
Total Assets(2)	234,860	185,740	200,179	218,453	244,070
Total Deposits(2)	97,111	85,758	108,151	127,382	155,345
Gross Private Sector Loans(2)	60,274	34,205	36,917	47,972	66,896

Source: Central Bank

(1)	In constant pesos as of February 28, 2003.

(2)	Twelve-month average.

Profitability

In 2002, the Argentine banking system lost Ps.19,287 million in total. Out of the 100 banks in existence at that time, only 25 recorded profits, totaling Ps.1,144 million, while the remaining 75 lost approximately Ps.20,431 million in total. Although the number of profitable banks increased to 45, 58 and 69 in 2003, 2004 and 2005, respectively, the financial system continued having losses of Ps.5,487 million, Ps.657 million and Ps.1,326 million, respectively.

The Argentine banking system has shown accumulated profits of Ps.4,473 million for the twelve months ended December 31, 2006, representing a return on equity of 14.8% and a return on assets of 1.8%.

	2002(1)	2003(1)	2004	2005	2006
Net (loss) income (in millions of pesos)	(19,287)	(5,487)	(657)	1,932	4,473
Return on average equity	(57.4)%	(23.6)%	(3)%	7.5%	14.8%
Return on average assets	(8.2)%	(3.0)%	(0.3)%	0.9%	1.8%

Source: Central Bank

(1)	In millions of constant pesos as of February 28, 2003.

Asset Quality

The non-performing loan portfolio of the financial system increased during the crisis. In 2002, the ratio of the non-performing portfolio to total credit portfolio for the Argentine banking system reached 18.1%, while the ratio in the private sector was worse, reaching 38.6%. In the following year, the financial system began to recover, although the ratio was similar to the level seen in 2003. Since 2004, the ratios have continued to recover. As of December 31, 2006, non-performing credit portfolio levels continued to improve by dropping to 3.4% of the total credit portfolio, while the ratio for the private sector decreased to 4.5%.

	2002	2003	2004	2005	2006
Non-performing Credit Portfolio	18.1%	17.7%	10.7%	5.2%	3.4%
Non-performing Credit Portfolio - Private Sector	38.6%	33.5%	18.6%	7.6%	4.5%

Source: Central Bank

Competitive landscape

There are seven institutions that consistently rank in the top ten based on private sector loans, equity and private sector deposits: Banco de la Nación Argentina and Banco de la Provincia de Buenos Aires, which are both public banks, Banco Macro and Banco de Galicia y Buenos Aires, which are both domestic banks, and Santander Río, Standard Bank and BBVA Banco Francés, which are foreign-owned banks. Only four of these (Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, BBVA Banco Francés and Banco Macro) also ranked among the ten banks with the largest net income for the twelve months ended December 31, 2006. Below are the rankings of these banks across these metrics:

Private Sector Loans (As of December 31, 2006)		Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA (1)	7,993	10.3%
2	SANTANDER RIO	7,747	10.0%
3	BBVA BANCO FRANCES S.A	6,277	8.1%
4	BANCO DE GALICIA Y DE BUENOS AIRES S.A.	5,994	7.7%
5	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	5,895	7.6%
6	BANCO MACRO S.A.(2)	5,525	7.1%
7	CITIBANK N.A	3,556	4.6%
8	STANDARD BANK	3,169	4.1%
9	HSBC BANK ARGENTINA S.A	3,097	4.0%
10	BANCO HIPOTECARIO S.A.	2,877	3.5%
	OTHER	25,694	33.0%
	TOTAL	77,824	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

Equity (As of December 31, 2006)		Ps. Million	Market Share (% share of equity for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	6,124	18.4%
2	BANCO HIPOTECARIO S.A.	2,561	7.6%
3	BANCO MACRO S.A.(2)	2,315	7.0%
4	BBVA BANCO FRANCES S.A.	1,955	5.9%
5	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	1,624	4.9%
6	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	1,422	4.3%
7	SANTANDER RIO	1,309	3.9%
8	BANCO DE GALICIA Y BUENOS AIRES S.A.	1,263	3.8%
9	STANDARD BANK	1,058	3.2%
10	BANCO PATAGONIA S.A.	1,049	3.2%
	OTHER	12,542	37.8%
	TOTAL	33,222	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

Private Sector Deposits (As of December 31, 2006)		Ps. Million	Market Share (% share of total private sector deposits for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	16,395	13.2%
2	SANTANDER RIO	12,433	10.0%
3	BBVA BANCO FRANCES S.A.	12,419	10.0%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	10,373	8.4%
5	BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	9,983	8.0%
6	BANCO MACRO S.A.(2)	8,770	7.1%
7	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	6,372	5.1%
8	CITIBANK N.A.	6,168	5.0%
9	BANCO CREDICOOP COOPERATIVO LIMITADO	5,321	4.3%
10	STANDARD BANK	5,286	4.2%
	OTHER	30,660	24.7%
	TOTAL	124,180	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

Net Income (12 months ended December 31, 2006)		Ps. Million
1	BANCO DE LA NACION ARGENTINA(1)	582
2	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	438
3	BANCO MACRO S.A.(2)	424
4	BANCO HIPOTECARIO S.A.	344
5	BANCO DE SAN JUAN S.A.	303
6	BANCO PATAGONIA S.A.	270
7	NUEVO BANCO SUQUÍA S.A.	257
8	NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	252
9	SANTANDER RIO	230
10	BBVA BANCO FRANCES S.A.	180
	OTHER	1,193
	TOTAL	4,473

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

We were the most profitable bank among private sector banks, measured by net income. As of December 31, 2006, our return annualized on average equity was 22%, compared to the 15.1% for private-sector banks and 14.8% for the banking system as a whole.

There is a large concentration of branches in the Buenos Aires metropolitan area, as the following table shows. We have the most extensive private-sector branch network in Argentina, and a leading regional presence in ten Provinces including Santa Fe, Córdoba, Mendoza, Entre Ríos, Río Negro, Chubut and Neuquén, in addition to Misiones, Salta, Tucumán and Jujuy where we are the largest bank in terms of branches.

	As of December 31, 2006
	Banking System		Banco Macro
Province	Branches	% of Total	Branches	% of Total	Market Share (% share of total # of branches in each province)
BUENOS AIRES-METROPOLITAN AREA	776	19.8%	25	5.8%	3.2%
BUENOS AIRES-REST	1,213	30.9%	53	12.2%	4.4%
CATAMARCA	20	0.5%	1	0.2%	5.0%
CHACO	62	1.6%	2	0.5%	3.2%
CHUBUT	76	1.9%	4	0.9%	5.2%
CORDOBA	391	10.0%	73	16.9%	18.7%
CORRIENTES	61	1.6%	3	0.7%	6.0%
ENTRE RIOS	118	3.0%	7	1.6%	5.9%
FORMOSA	18	0.5%	0	0.0%	0.0%
JUJUY	29	0.7%	15	3.5%	51.7%
LA PAMPA	105	2.7%	2	0.5%	1.9%
LA RIOJA	25	0.6%	2	0.5%	8.0%
MENDOZA	139	3.5%	13	3.0%	9.4%
MISIONES	60	1.5%	34	7.8%	56.7%
NEUQUÉN	54	1.4%	4	0.9%	7.4%
RIO NEGRO	58	1.5%	7	1.6%	12.1%
SALTA	52	1.3%	25	5.8%	48.1%
SAN JUAN	35	0.9%	1	0.2%	2.9%
SAN LUIS	40	1.0%	1	0.2%	2.5%
SANTA CRUZ	38	1.0%	2	0.5%	5.3%
SANTA FE	427	10.9%	124	28.6%	29.0%
SANTIAGO DEL ESTERO	45	1.2%	1	0.2%	2.2%
TIERRA DEL FUEGO	17	0.4%	2	0.5%	11.8%
TUCUMAN	64	1.6%	32	7.4%	50.0%

TOTAL	3,923	100.0%	433	100.0%	11.0%

Approximately 80% of the branches in the Argentine financial system are outside the Buenos Aires metropolitan areas while approximately 88% of our branches are outside the Buenos Aires metropolitan area. The ten largest banks, in terms of branches, account for 32% of the total amount of the system. We are second to Banco de la Nación Argentina in terms of market share outside the Buenos Aires metropolitan area, with a market share of 94%.

		Number of Provinces Served	Total Number of Branches	Market Share of Branches in Argentina	Branches in BA metropolitan area	Market Share of Branches in BAMA	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country
1	BANCO DE LA NACIÓN ARGENTINA(1)	24	623	16%	65	8%	558	18%	90%
2	BANCO MACRO S.A.(2)	23	433	11%	25	3%	407	13%	94%
3	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	2	342	9%	40	5%	302	10%	88%
4	BBVA BANCO FRANCES S.A.	24	235	6%	83	11%	152	5%	65%
5	BANCO CREDICOOP COOPERATIVO LIMITADO	17	232	6%	35	5%	197	6%	85%
6	BANCO DE GALICIA Y BUENOS AIRES	24	231	6%	76	10%	155	5%	67%
7	BANCO RIO SANTANDER	21	220	6%	69	9%	151	5%	69%
8	BANCO DE LA PROVINCIA DE CORDOBA S.A.(1)	3	151	4%	1	0%	150	5%	99%
9	BANCO PATAGONIA S.A.	24	128	3%	39	5%	89	3%	70%
10	NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	3	108	3%	1	0%	107	3%	99%
	OTHER		1,220	31%	342	44%	878	27%	64%
	TOTAL		3,923	100.0%	776	100.0%	3,147	100.0%	80%

Source: Central Bank and our consolidated financial statements.

(1)	Public sector banks.

(2)	Includes the branches of Banco Macro, Nuevo Banco Suquía, Banco del Tucumán and Nuevo Banco Bisel.

Argentine Banking Regulation

Overview

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

If the Central Bank’s rules are not complied with, various sanctions may be imposed by the Superintendency, depending on the level of infringement. These sanctions range from a notice of non-compliance to the imposition of fines or even the revocation of the financial entity’s operating license. Additionally, non-compliance with certain rules may result in the compulsory filing of specific adequacy or restructuring plans with the Central Bank. These plans must be approved by the Central Bank in order to permit the financial institution to remain in business.

The Central Bank is allowed to provide financial assistance to financial institutions with liquidity or solvency problems.

Banking regulations

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

Permitted activities and investments

The Argentine Financial Institutions Law governs any individuals and entities that are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Argentine Financial Institutions Law and related Central Bank regulations. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in the over-the-counter market; (iii) make and receive loans; (iv) guarantee customers’ debts; (v) act as custodians of pension funds, or Administradoras de Fondos de Jubilaciones y Pensiones; (vi) conduct transactions in foreign currency; (vii) issue credit cards; (viii) act, subject to certain conditions, as brokers in real estate transactions; (ix) carry out commercial financing transactions; and (x) act as registrars of mortgage bonds. In addition, pursuant to the Argentine Financial Institutions Law and Central Bank Communication A 3086, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Under Central Bank regulations, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual funds, may not exceed 50% of such bank’s regulatory capital, or Responsabilidad Patrimonial Computable, or RPC. In addition, the total amount of a commercial bank’s investments in the following: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” taken as a whole, is limited to 15% of such bank’s RPC. To this effect, a given stock’s market price is considered to be “largely publicly available” when daily quotations of relevant transactions are available, which quotations would not be significantly affected by a disposition of the bank’s holdings of such stock.

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

LIQUIDITY AND SOLVENCY REQUIREMENTS

Minimum capital requirements

The Central Bank requires that financial institutions maintain minimum capital amounts measured as of each month closing, which are defined as a ratio of the counterparty risk and interest rate risk of the financial institution’s assets. Such requirement should be compared to the basic requirement, which is explained below, taking into account the one with the highest value. The basic requirement varies depending on the type of institution and the jurisdiction in which the relevant institution is registered, from Ps. 10 million to Ps. 25 million, for banks, and from Ps. 5 million to Ps. 10 million for other institutions. Financial institutions which as of June 30, 2005 developed banking business, are required to comply with the basic capital requirement applicable to their respective category, without, in any event exceeding Ps.15 million.

In addition, financial institutions are required to comply with the capital requirement relating to the market risk of their computable assets on a daily basis.

Description of Argentine Tier 1 and Tier 2 Capital Regulations

The Central Bank takes into consideration a financial institution’s regulatory capital (Responsabilidad Patrimonial Computable or RPC) in order to determine compliance with capital requirements. RPC consists of Tier 1 capital (Basic Net Worth) and Tier 2 capital (Complementary Net Worth) minus certain deducted items.

Tier 1 capital consists of capital stock as defined by Argentine Business Companies Law No. 19,550, irrevocable contributions on account of future capital increases, adjustments to shareholders’ equity, disclosed reserves, unappropriated retained earnings, non-realized valuation differences, subordinated debt securities that meet certain conditions and requirements and, subsequent to December 31, 2012, reserve funds of up to 10% of the issuance of the related subordinated debt securities. In the case of consolidation, minority interests are included.

Tier 2 capital consists of (i) debt securities contractually subordinated to all other liabilities not computable as Tier 1 capital, with an average initial maturity of at least five years and issued under certain conditions and requirements, plus (ii) amounts of reserve funds applied to the payment of interest on subordinated debt securities before December 31, 2012 and as from such date also those amounts which have not been used, provided they exceed certain limits, plus or minus (iii) 100% of net earnings or losses recorded through the most recent audited quarterly financial statements, plus or minus (iv) 100% of net earnings or losses for the current year as of the date of the most recent quarterly financial statement, plus or minus (v) 50% of profits or 100% of losses, from the most recent audited quarterly or annual financial statements, minus (vi) 100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor and plus (vii) 50% of loan loss provisions on the loan portfolio classified as “normal” or “normal performance.”

Items to be deducted include, among others: (a) demand deposits maintained with foreign financial institutions that are not rated as “investment grade,” (b) negotiable instruments not held by the relevant financial institutions, except where the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear, Depository Trust Company or Deutsche Bank, New York, are in charge of their registration or custody, (c) securities issued by foreign governments whose risk rating is lower than that assigned to Argentine government securities, (d)subordinated debt instruments issued by other financial institutions, (e) equity interests in other Argentine or foreign financial institutions, (f) any balance unpaid on subscribed stock pending in shareholders’ equity accounts, including share premiums, (g) real property added to the assets of the financial entity and with respect to which there is title deed duly recorded with the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale, (h) goodwill, (i) organization and development costs, and (j) any deficiency relating to the minimum loan loss provisions required by the Superintendency of Financial Institutions.

Requirements for subordinated debt to be computed as Tier 1 Capital

In general, debt securities can account for up to 30% of a financial institution’s Tier 1 capital. This percentage decreases over time to 15% by January 2013.

In order for debt securities to be computed as Tier 1 capital, the issuance must be approved by: (i) the shareholders; (ii) the Superintendency of Financial Institutions; (iii) the CNV and (iv) a stock exchange in order for the debt securities to be admitted for listing.

In addition, debt securities must have certain characteristics. Tier 1 capital must have a maturity of at least thirty years, and they may permit optional redemption by the issuer only if, (i) at least five years have elapsed since issuance, (ii) prior authorization of the Superintendency of Financial Institutions has been obtained, and (iii) funds used for redemption are raised through the issuance of capital stock or other Tier 1 capital debt securities.

Interest on Tier 1 capital debt securities may only accrue and be payable to the extent the interest does not exceed available distributable amounts based on the prior year’s audited financial statements. Accordingly, interest payments are non-cumulative such that if an interest payment is not made in full as a result of such limitation, the unpaid interest shall not accrue or be due and payable at any time. The available distributable amounts under Tier 1 capital debt instruments for an Argentine financial institution is determined by calculating the amount of its unappropriated retained earnings minus (i) required legal and statutory reserves; (ii) asset valuation adjustments as determined and notified by the Superintendency of Financial Institutions, whether or not agreed to by such financial institution, and the asset valuation adjustments indicated by its external auditor, in each case to the extent not recorded in its respective financial statements; and (iii) any amounts resulting from allowances permitted by the Superintendency of Financial Institutions, including adjustments arising from the failure to put into effect an agreed upon compliance plan.

In order to make interest payments under Tier 1 capital debt instruments, the shareholders of the financial institution must, at their annual ordinary meeting that considers the allocation of the results available for distribution, approve the creation of a special reserve for such payments. The amount of the reserve may contemplate additional payments as a result of changes in exchange rates (for instruments issued in foreign currencies) or variable rates (in case of instruments with floating rates). The creation of the reserve and any adjustments to the reserve amount must be approved by the Superintendency of Financial Institutions. Ordinary shareholders’ meetings to consider the allocation of results available for distribution must be held within four months of the end of each fiscal year.

Only one interest rate step-up is permitted during the life of the securities and it may occur only after ten years have elapsed since issuance. Tier 1 capital debt securities may not be accelerated, nor have cross acceleration provisions, except upon bankruptcy.

In the event of bankruptcy, Tier 1 capital debt securities rank before capital stock but after all senior debt and Tier 2 capital obligations (all Tier 1 capital debt securities rank pari passu amongst themselves). Tier 1 subordinated instruments cannot be secured or guaranteed by the issuer or subsidiaries affecting the above described ranking of priority rights in payments.

If at any time Tier 1 capital debt securities exceed the established percentage computable as Tier 1 capital, or if it is established that unpaid interest thereon will be cumulative, or when their residual maturity is less than ten years, then thereafter they will be computed as Tier 2 capital.

Argentine financial institutions cannot acquire Tier 1 capital debt securities issued by other Argentine financial institutions, nor can they purchase for subsequent resale their own Tier 1 capital debt securities.

In accordance with current Central Bank regulations, financial institutions would not be permitted to pay interest or make other payments on Tier 1 capital debt securities in the event that, as provided in Communications “A” 4589 and “A” 4591 of the Central Bank or any successor regulations thereto, (a) they are subject to a liquidation procedure or the mandatory transfer of our assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) they are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003); (c) they are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; or (d) they are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

Counterpart risk

The capital requirement for counterpart risk is defined as:

Cer = k* [a* Ais + c* (Ci + Fspn) + r* (Vrf + Vrani)] + INC + IP

The required capital to assets-at-risk ratio is 10% (“a”) for fixed assets (Ais) and 8% (“r”) for loans (Vrf), other claims from financial intermediation and other financing (Vrani). The same ratio (“c”) is applied to claims on the public sector-securities held in investment accounts (Ci) and loans (Fspn). The “INC” variable refers to incremental minimum capital requirements originated in excesses in other regulations (fixed assets, credit risk diversification and rating and limitations on transactions with related clients). The variable IP refers to the incremental originated in the general limit extension of the negative foreign currency net global position.

Each type of asset is weighted according to the level of risk assumed to be associated with it. The weights assigned to the different types of assets are:

Type of Asset	Weighting
Cash and due from banks	0-20%
Government Bonds
With market risk capital requirements	0%
Other domestic bonds (without collateral)	100%
OECD Central bonds—rated AA or investment grade	20%
Loans
To the non-financial private sector With preferred collateral under the form of: Cash, term deposit certificates issued by the creditor entity and given as security	0%
A guarantee by Reciprocal Guarantee Companies authorized by the BCRA, export credit insurance, documentary credits	50%
Mortgages/Pledges	50%-100%
To the non-financial public sector	100%
To the financial sector
Public financial entities with the collection of federal taxes as collateral	50%
To foreign financial entities or to financial entities backed by them (rated AA or investment grade)	0%-20%
Other credits from financial intermediation	0%-100%
Assets subject to financial leasings	50%-100%
Other assets	0%-100%
Guarantees and contingent liabilities	0%-100%

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

When calculating the requirements, the cash flows of the financial entity’s transactions are assigned to different time bands taking into account their maturity. Financial entities with 1-3 CAMELS ratings may treat 50% of sight deposits as long-term maturities (in the case of financial entities with a 3 rating, the assigned maturity cannot exceed 3 years).

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

There are five categories of assets. Domestic assets are divided into equity and public bonds, the latter being classified according to whether their modified duration is less than or more than 2.5. Foreign equity and foreign bonds make up another two categories, which are also classified according to their duration. The fifth category is comprised of foreign exchange positions, differentiated according to currency involved.

Overall capital requirements in relation to market risk is the sum of the five amounts of capital necessary to cover the risks arising from each category.

Market risk minimum capital requirements must be met daily. Information must be reported to the Central Bank on a monthly basis. As from May 2003, the U.S. dollar has been included as a risk factor for the calculation of the market risk requirement, considering all assets and liabilities in that currency.

Temporary regulations

Minimum capital requirements for counterpart risk have been temporarily reduced (via “Alpha1 coefficient”) for non-financial public sector financing granted before May 31, 2003. Minimum capital requirements for interest rate risk have also been temporarily diminished (via “Alpha2 coefficient”). The reduction coefficients to be applied converge to the unit according to an established schedule. These allowances have been introduced in order to reduce the impact on minimum capital requirements of those components that: (i) showed the biggest growth as a consequence of the 2002 crisis and (ii) are not present in international standards.

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

Minimum cash reserve

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

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month. Such requirement shall be complied with on a separate basis for each currency in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve:

Item	Rate (%) (Pesos)	Rate (%) (Foreign Currency)
Checking account deposits	19	-
Savings account deposits	19	30
Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for construction industry workers” and “Salary payment,” special checking accounts for legal entities and social security savings accounts	19	30
Other demand deposits and liabilities, including with foreign banks and correspondents, pension and social security benefits credited by ANSES (Government Social Security Agency) pending collection and immobilized reserve funds for liabilities covered by these regulations	19	30
Unused balances of advances in checking accounts under formal agreements	19
Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	100
Time deposits, liabilities under acceptances, repurchase agreements, stock-exchange repos (cauciones y pases bursátiles pasivos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11 and 13 and 15 of this table:

(i) Up to 29 days	14	35
(ii) From 30 days to 59 days	11	28
(iii) From 60 days to 89 days	7	20
(iv) From 90 days to 179 days	2	10
(v) From 180 days to 365 days	-	6
(vi) More than 365 days	-	-
Liabilities owed due to foreign finances	-	-
Securities (including Negotiable Obligations)
a- Debt issued from 01/01/02, including restructured liabilities
(i) Up to 29 days	14	35
(ii) From 30 days to 59 days	11	28
(iii) From 60 days to 89 days	7	20
(iv) From 90 days to 179 days	2	10
(v) From 180 days to 365 days	0	6
(vi) More than 365 days	-	-
b- Others
Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	-	-
Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	15
Deposits as assets of a mutual fund	18	40
Special deposits related to inflows of funds. Decree 616/2005	-	100
Deposits and other liabilities (excluding “Fondo de Desempleo para los trabajadores de la Industria de la Construcción”) which return is higher than the 35% of BADLAR rates average, corresponding to the preceding month	100	-

The minimum cash reserve must be set up in the same currency to which the requirement applies, and eligible items include the following:

(i)	Cash (bills and coin held on the bank’s own premises and in custody at other financial institutions).

(ii)	Accounts maintained by financial institutions with the Central Bank in pesos.

(iii)	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

(iv)	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions.

(v)	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

(vi)
Special guarantee accounts maintained with the Central Bank for transactions involving cheque cancelatorio (a check similar to a cashier’s check that may be purchased from a bank to pay a third party).

(vii)	Special accounts maintained with the Central Bank by the Administración Nacional de la Seguridad Social, or the National Administration of Social Security, or ANSES.

These eligible items are subject to ongoing review by the Central Bank and may be changed in the future.

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the month to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period.

The aggregate balances of the eligible items referred to from items (ii) to (vii) above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve, excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. The daily minimum required is 70% when a deficit occurs in the previous month.

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

Total operations may not exceed, at any time, three times the institution’s RPC for the previous month, without considering the operations involving local financial institutions. The limit is increased to five times the RPC if operations involving local financial institutions are considered.

Diversification of risk: limitations are established for operations with clients, which may not exceed certain percentages applied on top of the entity’s RPC for the previous month. These percentages vary in function depending upon the operations considered.

Limitations are provided for in the case of transactions with customers, which may not exceed certain percentages applied on the basis of the institution’s RPC as of the last day of the month prior to the relevant month.

The regulation sets forth a number of transactions that are excluded from the credit risk diversification rules.

In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance may not exceed 100% of the customer’s net worth, although this basic margin may be increased to 300% provided it does not exceed 2.5% of the financial institution’s RPC and the increase is approved by the board of directors of the relevant financial institution (since July 2006 this basic margin may be increased to 200% instead of 300%).

Any excess over the ceilings established by these three ratios will trigger the consequences described above.

Foreign exchange system

During the first quarter of 2002, the Argentine government established certain foreign exchange controls and restrictions.

On February 8, 2002, Decree No. 260 was issued, establishing as of February 11, 2002 a Single Free Exchange Market system through which all transactions involving the exchange of foreign currency are to be traded at exchange rates to be freely agreed upon.

On such date, the Central Bank issued Communications A 3471 and A 3473, which stated that single and free exchange transactions can only be performed with entities authorized by the Central Bank to operate in foreign exchange. Item 4 of Central Bank Communication A 3471 stated that the exchange sale transactions in the single and free exchange market shall be performed using peso bills.

Since January 2, 2003, there have been further modifications to the restrictions imposed by the Central Bank. See Item 10.D - “Additional Information - Exchange Controls”.

Foreign currency loans

The Regulations on the allocation of deposits in foreign currencies establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals or other brokers; (b) financing to manufacturers or processors of goods, provided that such transactions were consummated by a purchase agreement with an exporter in foreign money and the goods are in compliance with all the standard market requirements; (c) financing to manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by said third-party purchasers; (d) financing of capital expenditure projects and/or the acquisition of a whole class of goods that are tied to goods produce for export (e) financing commercial clients involved in the import of capital goods which increase the production of goods destined for the domestic market (f) debt securities or financial trust participation certificates whose underlying assets are loans made with the above-mentioned conditions and under the “Préstamos BID N° 1192/OC-AR” program; (g) foreign currency debt securities or financial trust participation certificates offered by means of a public offering and authorized by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies in order to finance export transactions; (h) financings included under the “Préstamos BID N° 1192/OC-AR” program, provided that such financings shall not be higher than 10% of the credit capacity; and (i) loans made from one financial entity to another. The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant currency.

General Exchange Position

The general exchange position includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves maintained in Argentina and abroad, deposits and investments, regardless of their term, in foreign banks, investments in foreign government securities (OECD members and sovereign debt rated not less than “AA”), certificates of time deposits in foreign institutions (rated not less than “AA”), other liquid investments abroad and correspondents’ debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days. It does not include, however, third parties’ foreign assets held in custody, correspondent balances for third-party transfers pending settlement, term sales and purchases of foreign currency or securities nor direct investments abroad.

The GEP ceiling is calculated every month and, therefore, updated the first business day of the month. Pursuant to the relevant reporting system regulations this ceiling is set at 15% of the amount equivalent in U.S. dollars to the computable equity at the end of the month immediately preceding the last month when filing with the BCRA has already expired. It will be increased by an amount equivalent in U.S. dollars to 5% of the total amount traded by the institution on account of the purchases and sales of foreign currency in the calendar month prior to the immediately preceding month, and by 2% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody, recorded by the institution at the end of the calendar month prior to the immediately preceding month. If the ceiling does not exceed US$5.0 million, this figure will be considered its floor.

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

Foreign Currency Net Global Position

All assets and liabilities from financial intermediation in foreign currency and foreign title are within the scope of net global position (for ongoing and completed operations), including contracts derived from these concepts and those that contemplate the evolution of the type of exchange, the items that correspond to the GEP, the deposits of this currency in open accounts with the Central Bank, and similarly the position of gold, the Notes of the Central Bank of Argentina in foreign currency, the subordinated debt in foreign currency and representative debt instruments in foreign currency.

In addition, forward transactions under master agreements entered into domestic self-regulated markets are also included, with settlement of the net amount without delivery of the underlying asset.

In the case in which the Net Global Position is negative , it may not exceed 15% of RPC from the previous corresponding month. Under certain circumstances it may increase 15 percentage points if the financial institution registers mid and long term financings in pesos to clients in the non financial private sector and if a financial institution registers an incremental on credit risk minimum capital requirements equal to the general limit extension.

In the event that the Net Global Position is positive, it may not exceed 30% of the RPC from the previous month or “own liquid funds”, whichever is lesser. From May 1, 2005, this limit has been suspended.

The excesses of these ratios are subject to a charge equal to twice the nominal interest rate of the US dollar denominated LEBAC or two times the US dollar 30-day LIBO rate for the last business day of the month, which ever is greater.

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

Under special tracking/negotiation or refinancing agreement
Borrowers who are unable to comply with their obligations as agreed with the bank and therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be classified under the next category according to the indicators established for each level.

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

Technically non-recoverable
(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which SEDESA is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

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

Priority rights of depositors

Under Section 49 of the Financial Institutions Law (the “FIL”), in the event of judicial liquidation or bankruptcy of a bank, depositors have a general and absolute priority right to collect their claims over all other creditors, except claims secured by pledges or mortgages and certain employee liens. Additionally, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the branch that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant to Section 35 of the Argentine Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency, and (c) all other deposits on a pro rata basis.

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

In 1990, the Buenos Aires securities market authorized firms organized as brokerage houses, or sociedades de bolsa, to operate as brokers on the Buenos Aires Stock Exchange in addition to individual stockbrokers. There are currently no restrictions on ownership of a sociedad de bolsa by a commercial bank, and, in fact, most of the principal commercial banks operating in Argentina have established their own sociedad de bolsa. All brokers, whether individuals or firms, are required to own at least one share of the Mercado de Valores S.A. (“MERVAL”) to be allowed to operate as brokers on the Buenos Aires Stock Exchange.

An agreement between the Buenos Aires Stock Exchange and representatives of the Mercado Abierto Electrónico (“MAE”) dealers provides that trading in shares and other equity securities will be conducted exclusively on the Buenos Aires Stock Exchange and that all debt securities listed on the Buenos Aires Stock Exchange may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.

Commercial banks may operate as both managers and custodians of Argentine fondos comunes de inversión or mutual funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.

Financial institutions in economic difficulties

The Argentine Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels or, in the judgment of the Central Bank, with impaired solvency or liquidity, must prepare a plan de regularización y saneamiento, or a restructuring plan. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. The Central Bank can appoint an interventor, or comptroller, to the financial institution and restrict the distribution of dividends. In addition, to help ensure the feasibility of the plan, the Central Bank is empowered to grant a temporary exemption from compliance with technical regulations and/or payment of any fines that may arise from such noncompliance. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.

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

Money laundering is defined as a crime under the criminal code, which states that a crime will be committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, stemming from a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps.50,000, whether such amount results from one or more transactions.

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

In addition, financial institutions are required to report to the Superintendency any transaction that looks suspicious or unusual, or lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly. In July 2001, the Central Bank released a list of “non cooperative” jurisdictions so that financial institutions would pay special attention to transactions to and from Myanmar.

We comply with all applicable money laundering regulations as provided for by the Central Bank and the Financial Information Unit; in particular with Resolution N° 2/2002 of the Financial Information Unit, dated October 25, 2002, as amended and supplemented by Resolution N° 2/2007 dated June 13, 2007, which regulates Section 21 paragraphs a) and b) of Law 25,246 that provides for the gathering of information regarding suspicious operations and its report to the authorities.

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

C. Organizational Structure

Subsidiaries

We have nine subsidiaries: (i) Nuevo Banco Suquía, our retail and commercial banking subsidiary in the central provinces of Argentina; (ii) Sud Bank & Trust, our subsidiary in the Bahamas through which we provide primarily private banking services; (iii) Macro Securities S.A. Sociedad de Bolsa, which is a member of the Buenos Aires Stock Exchange, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Sud Inversiones & Análisis S.A., our subsidiary that acts as trustee and provides financial advisory and analysis services;(v) Macro Fondos S.G.F.C.I.S.A. our asset management subsidiary; (vi) Macro Valores S.A.; (vii) Banco del Tucumán, our retail and commercial banking subsidiary in the province of Tucumán; (viii) Nuevo Banco Bisel, our newly acquired retail and commercial banking subsidiary in the central provinces of Argentina and (ix) Red Innova Administradora de Fondos de Inversión S.A.

D. Property, plants and equipment

Property

We own 17,109 square meters of office space at Sarmiento 341-355, 401-447 and 731-735, in Buenos Aires, Argentina, the headquarters for our management, accounting, administrative and investor relations personnel. As of December 31, 2006 our branch network consisted of 433 branches in Argentina.

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as item 5-“Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 33 to the Consolidated Financial Statements as of December 31, 2006 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2006, 2005 and 2004.

	Fiscal Years Ended December 31,
	2004 (1)			2005			2006
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(2)
Pesos	1,656,910	193,247	11.66%	2,554,126	204,538	8.01%	2428,667	284,121	11.70%
Dollars	161,791	(3,833)	(2.37%)	143,283	(11,203)	(7.82%)	230,924	(9,971)	(4.32%)
Total	1,818,701	189,414	10.41%	2,697,409	193,335	7.17%	2,659,591	274,150	10.31%

Loans
Private Sector
Pesos	1,045,151	115,465	11.05%	1,990,060	285,439	14.34%	3,798,073	576,243	15.17%
Dollars	227,031	11,238	4.95%	468,063	21,889	4.68%	715,551	39,204	5.48%
Euros	116	-		-	-		-	-

Total	1,272,298	126,703	9.96%	2,458,123	307,328	12.50%	4,513,624	615,447	13.64%

Public Sector
Pesos	381,186	34,713	9.11%	714,207	102,217	14.31%	694,938	93,427	13.44%

Total	381,186	34,713	9.11%	714,207	102,217	14.31%	694,938	93,427	13.44%

Deposits with the Central Bank
Pesos	78,588	3,711	4.72%	513,602	3,318	0.65%	733,687	2,825	0.39%
Dollars	2,569	25	0.97%	300,533	4,523	1.50%	441,288	7,561	1.71%

Total	81,157	3,736	4.60%	814,135	7,841	0.96%	1,174,975	10,386	0.88%

Other assets
Pesos	415,575	25,062	6.03%	975,249	80,724	8.28%	1,055,424	95,937	9.09%
Dollars	420,641	1,484	0.35%	705,907	13,622	1.93%	478,870	20,592	4.30%
Total	836,216	26,546	3.17%	1,681,156	94,346	5.61%	1,534,294	116,529	7.59%

Total interest-earning assets
Pesos	3,577,410	372,198	10.40%	6,747,244	676,236	10.02%	8,710,789	1,052,553	12.08%
Dollars	812,032	8,914	1.10%	1,617,786	28,831	1.78%	1,866,633	57,386	3.07%
Euros	116	-		-	-		-	-
Total	4,389,558	381,112	8.68%	8,365,030	705,067	8.43%	10,577,422	1,109,939	10.49%

Non interest-earning assets
Cash and due from banks
Pesos	376,922	-	234,109	-	325,154	-
Dollars	438,169	-	295,552	-	353,051	-
Pounds	233	-	375	-	640	-
Franco Suizo	159	-	240	-	279	-
Corona Danesa	3	-	21	-	43	-
Yen	211	-	472	-	345	-
Corona Sueca	6	-	47	-	46	-
Corona Noruega	15		14	-	13	-
Dólar Canadiense	33	-	69	-	115	-
Euros	1,684	-	6,294	-	8,955	-

Total	817,435	-	537,193	-	688,641	-

Investments in other companies
Pesos	12,734	-	58	-	9,176	-
Dollars	270	-	636	-	1,025	-

Total	13,004	-	694	-	10,201	-

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	375,330	-	435,210	-	578,243	-
Dollars	-	-	-	-	-	-

Total	375,330	-	435,210	-	578,243	-

Allowance for loan losses	-			-
Pesos	(150,212)		(196,888)	-	(287,893)	-
Dollars	(13,727)	-	(43,587)	-	(44,945)	-

Total	(163,939)	-	(240,475)	-	(332,838)	-
	-
		-
Other assets	-	-		-
Pesos	149,855	-	220,942	-	166,439	-
Dollars	123,785	-	38,727	-	103,471	-
Pounds	45	-	-	-	-	-
Franco Suizo	6	-	-	-	-	-
Corona Danesa	-		-	-	-	-
Yen	3	-	-	-	-	-
Corona Sueca	-	-	-	-	-	-
Corona Noruega	-	-	-	-	-	-
Dólar Canadiense	1	-	-	-	-	-
Euros	460	-	76	-	43	-

Total	274,155	-	259,745	-	269,953	-

Total non interest-earning assets		-				-
Pesos	764,629	-	693,431	-	791,119	-
Dollars	548,497	-	291,328	-	412,602	-
Pounds	278	-	375	-	640	-
Franco Suizo	165	-	240	-	279	-
Corona Danesa	3	-	21	-	43	-
Yen	214	-	472	-	345	-
Corona Sueca	6	-	47	-	46	-
Corona Noruega	15	-	14	-	13	-
Dólar Canadiense	34	-	69	-	115	-
Euros	2,144	-	6,370	-	8,998	-

Total	1,315,985	-	992,367	-	1,214,200	-

TOTAL ASSETS		-
Pesos	4,342,039	-		7,440,675			9,501,908	-
Dollars	1,360,529	-		1,909,114			2,279,235	-
Pounds	278	-		375			640	-
Franco Suizo	165	-		240			279	-
Corona Danesa	3	-		21			43	-
Yen	214	-		472			345	-
Corona Sueca	6	-		47			46	-
Corona Noruega	15	-		14			13	-
Dólar Canadiense	34	-		69			115	-
Euros	2,260	-		6,370			8,998	-
Total	5,705,543	-		9,357,397			11,791,622	-

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	267,988	3,157	1.18%	635,072	4,144	0.65%	950,338	7,126	0.75%
Dollars	30,577	4	0.01%	85,130	159	0.19%	130,478	316	0.24%
Total	298,565	3,161	1.06%	720,202	4,303	0.60%	1,080,816	7,442	0.69%
Certificates of deposits	-	-
Pesos	1,359,659	55,001	4.05%	2,652,277	198,917	7.50%	3,056,186	252,927	8.28%
Dollars	569,183	8,149	1.43%	828,236	14,685	1.77%	1,190,185	31,167	2.62%
Total	1,928,842	63,150	3.27%	3,480,513	213,602	6.14%	4,246,371	284,094	6.69%

Borrowing from the Central Bank		-
Pesos	9,844	897	9.11%	491,462	16,588	3.38%	305,126	12,423	4.07%
Dollars	-	-		14,772	294	1.99%	-	-

Total	9,844	897	9.11%	506,234	16,882	3.33%	305,126	12,423	4.07%

Borrowings from other financial institutions	-	-
Pesos	42,298	2,585	6.11%	53,566	5,831	10.89%	99,907	8,310	8.32%
Dollars	61,178	1,938	3.17%	189,293	11,558	6.11%	148,962	19,963	13.40%

Total	103,476	4,523	4.37%	242,859	17,389	7.16%	248,869	28,273	11.36%

Corporate Bonds
Pesos	215,050	14,310	6.65%	15,920	1,962	12.32%	6,338	1,015	16.01%
Dollars	-	-		-	-		38,863	1,612	4.15%

Total	215,050	14,310	6.65%	15,920	1,962	12.32%	45,201	2,627	5.81%

Other liabilities	-			-	-
Pesos	379,519	5,277	1.39%	495,792	4,648	0.94%	862,277	22,053	2.56%
Dollars	175,468	10,532	6.00%	376,472	8,680	2.31%	398,334	1,345	0.34%

Total	554,987	15,809	2.85%	872,264	13,328	1.53%	1,260,611	23,398	1.86%

Total Interest-bearing liabilities	-	-					-	-
Pesos	2,274,358	81,227	3.57%	4,344,089	232,090	5.34%	5,280,420	303,854	5.75%
Dollars	836,406	20,623	2.47%	1,493,903	35,376	2.37%	1,906,822	54,403	2.85%
Euros		-		-	-		-	-

Total	3,110,764	101,850	3.27%	5,837,992	267,466	4.58%	7,187,242	358,257	4.98%

Non-interest bearing liabilities and Stockholders’ equity
Demand deposits
Pesos	765,741	-	1,691,837	-	2,014,468	-
Dollars	1,192	-	45,955	-	3,502	-

Total	766,933	-	1,737,792	-	2,017,970	-

Other liabilities
Pesos	564,262	-	341,890	-	493,194	-
Dollars	83,189	-	102,240	-	140,127	-
Pounds	25	-	196	-	42	-
Franco Suizo	19	-	92	-	31	-
Corona Danesa	-	-	-	-	-	-
Yen	11	-	76	-	19	-
Corona Sueca	1	-	-	-	-	-
Corona Noruega	-	-		-	-	-
Dólar Canadiense	1	-	75	-	32	-
Euros	727	-	3,830	-	2,623	-

Total	648,235	-	448,399	-	636,068	-

Minority Interest		-
Pesos		-	55	-	35,097	-

Total		-	55	-	35,097	-

Stockholders equity
Pesos	1,179,611	-	1,333,163	-	1,915,245	-

Total	1,179,611	-	1,333,163	-	1,915,245	-

Total non-interest bearing liabilities and stockholders equity
Pesos	2,509,614	-	3,366,945	-	4,458,004	-
Dollars	84,381	-	148,195	-	143,629	-
Pounds	25	-	196	-	42	-
Franco Suizo	19	-	92	-	31	-
Corona Danesa	-	-	-	-	-	-
Yen	11	-	76	-	19	-
Corona Sueca	1	-		-	-	-
Corona Noruega	-	-	-	-	-	-
Dólar Canadiense	1	-	75	-	32	-
Euros	727	-	3,830	-	2,623	-

Total	2,594,779	-	3,519,409	-	4,604,380	-

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	4,783,972	-	7,711,034	-	9,738,424	-
Dollars	920,787	-	1,642,098	-	2,050,451	-
Pounds	25	-	196	-	42	-
Franco Suizo	19	-	92	-	31	-
Corona Danesa	-	-	-	-	-	-
Yen	11	-	76	-	19	-
Corona Sueca	1	-	-	-	-	-
Corona Noruega	-	-	-	-	-	-
Dólar Canadiense	1	-	75	-	32	-
Euros	727	-	3,830	-	2,623	-

Total	5,705,543	-	9,357,401	-	11,791,622	-

(1)	Nuevo Banco Suquía consolidated with Banco Macro from December 22, 2004.

(2)	Includes instruments issued by the Central Bank.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003; for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2005; and for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2006.

	December 2004/December 2003 Increase (Decrease) Due to Changes in			December 2005/December 2004 Increase (Decrease) Due to Changes in			December 2006/December 2005 Increase (Decrease) Due to Changes in
ASSETS Interest-earning assets Government securities	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousand of pesos)
Pesos	68,613	(146,438)	(77,825)	71,850	(60,559)	11,291	(14,677)	94,260	79,583
Dollars	1,686	(12,474)	(10,788)	1,447	(8,817)	(7,370)	(3,784)	5,016	1,232

Total	70,299	(158,912)	(88,613)	73,297	(69,376)	3,921	(18,461)	99,276	80,815

Loans
Private sector
Pesos	61,940	(23,505)	38,435	135,531	34,443	169,974	274,311	16,493	290,804
Dollars	5,231	(3,847)	1,384	11,272	(621)	10,651	13,560	3,755	17,315

Total	67,171	(27,352)	39,819	146,803	33,822	180,625	287,871	20,248	308,119

Public sector
Pesos	(7,951)	24,554	16,603	47,662	19,842	67,504	(2,591)	(6,199)	(8,790)
Dollars	-	-	-	-	-	-	-	-	-

	-	-	-	-	-	-	-	-	-
Total	(7,951)	24,554	16,603	47,662	19,842	67,504	(2,591)	(6,199)	(8,790)

Deposits with the Central Bank
Pesos	(6,483)	9,176	2,693	2,810	(3,203)	(393)	847	(1,340)	(493)
Dollars	(1,001)	(24)	(1,025)	4,485	13	4,498	2,412	626	3,038

Total	(7,484)	9,152	1,668	7,295	(3,190)	4,105	3,259	(714)	2,545

Other assets
Pesos	(17,554)	10,120	(7,434)	46,326	9,336	55,662	7,288	7,925	15,213
Dollars	472	913	1,385	5,505	6,633	12,138	(9,763)	16,760	6,997

	-	-	-	-	-	-	-	-	-
Total	(17,082)	11,033	(6,049)	51,831	15,969	67,800	(2,475)	24,685	22,210

Total interest-earning assets
Pesos	98,565	(126,093)	(27,528)	304,179	(141)	304,038	265,178	111,139	376,317
Dollars	6,388	(15,432)	(9,044)	22,709	(2,792)	19,917	2,425	26,157	28,582

Total	104,953	(141,525)	(36,572)	326,888	(2,933)	323,955	267,603	137,296	404,899

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	1,292	(1,379)	(87)	2,395	(1,408)	987	2,364	618	2,982
Dollars	1	(21)	(20)	102	53	155	110	47	157

	-	-	-	-	-	-	-	-	-
Total	1,293	(1,400)	(107)	2,497	(1,355)	1,142	2,474	665	3,139

Certificates of deposits
Pesos	14,652	(62,514)	(47,862)	96,945	46,971	143,916	33,427	20,583	54,010
Dollars	2,857	(4,497)	(1,640)	4,593	1,943	6,536	9,478	7,004	16,482

Total	17,509	(67,011)	(49,502)	101,538	48,914	150,452	42,905	27,587	70,492

Borrowings from the Central Bank
Pesos	858	26	884	16,256	(565)	15,691	(7,587)	3,422	(4,165)
Dollars	-	-	-	294	-	294	-	(294)	(294)

Total	858	26	884	16,550	(565)	15,985	(7,587)	3,128	(4,459)

Borrowings from other financial institutions
Pesos	744	(23,729)	(22,985)	1,227	2,019	3,246	3,855	(1,376)	2,479
Dollars	(1,161)	2,991	1,830	7,822	1,797	9,619	(5,405)	13,810	8,405

Total	(417)	(20,738)	(21,155)	9,049	3,816	12,865	(1,550)	12,434	10,884

Corporate Bonds
Pesos	(786)	5,644	4,858	(24,541)	12,193	(12,348)	(1,535)	588	(947)
Dollars							1,612		1,612

Total	(786)	5,644	4,858	(24,541)	12,193	(12,348)	77	588	665

Other liabilities
Pesos	1,026	(4,845)	(3,819)	1,090	(1,719)	(629)	9,373	8,032	17,405
Dollars	8,718	(3,213)	5,505	4,634	(6,486)	(1,852)	74	(7,409)	(7,335)
Euro		(1)	(1)

Total	9,744	(8,059)	1,685	5,724	(8,205)	(2,481)	9,447	623	10,070

Total interest-bearing liabilities
Pesos	17,786	(86,797)	(69,011)	93,372	57,491	150,863	39,898	31,866	71,764
Dollars	10,415	(4,740)	5,675	17,445	(2,693)	14,752	5,869	13,158	19,027
Euro		(1)	(1)

Total	28,201	(91,538)	(63,337)	110,817	54,798	165,615	45,767	45,024	90,791

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Year Ended December 31,
	2004	2005	2006
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	3,577,410	6,747,244	8,710,789
Dollars	812,032	1,617,786	1,866,633
Euros	116	—	—
Total	4,389,558	8,365,030	10,577,422
Net interest income (1)
Pesos	290,971	444,146	748,699
Dollars	(11,709)	(6,545)	2,983
Euros	—	—	—
Total	279,262	437,601	751,682
Net interest margin (2)
Pesos	8.13%	6,58%	8,60%
Dollars	(1.44)%	(0.40)%	0.16%
Euros
Weighted average rate	6.36%	5.23%	7.11%
Yield spread nominal basis (3)
Pesos	6.83%	4.68%	6.33%
Dollars	(1.37)%	(0.59)%	0.22%
Euros
Weighted average rate	5.41%	3.85%	5.51%

(1) Defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.

(2) Net interest income stated as a percentage of average interest-earning assets.

(3) Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2004, 2005 and 2006. Securities are stated before deduction of allowances.

	Fiscal Years ended December 31,
	2004	2005	2006
	(in thousands of pesos)
Government Securities
In Pesos:
Holdings in Investment Accounts
Federal Government Bonds, maturity 2007 - Compensation (BODEN)	—	10,705	—

Subtotal Holdings in Investment Accounts	—	10,705	—

Holdings for Trading or Intermediation
Social Security Consolidation Bonds payables in Pesos	11,557	9,110	4,151
Federal Government Bonds (maturity 2007, 2008 and 2014) (BODEN)	1,277	644	104,502
Consolidation Bonds in Pesos	5,649	2,906	1,971
Secured Bonds Decree 1,579/02	18,351	22,391	36,414
Discount Bonds in Pesos	—	13,378	4,143
Par Bonds in Pesos	—	—	439
Quasi-Par Securities in Pesos-Maturity 2045	—	—	2,920
Province of Tucumán	—	—	1,905
GDP-Related Securities in Pesos-Maturity 2035	—	—	2,337
Other	869	2,069	298

Subtotal Holdings for Trading or Intermediation	37,703	50,498	159,080

Unlisted Government Securities
Secured Bonds Decree 1,579/02 (3)	819,498	197,771	—
Tax Credit Certificates under Decree 2,217/02AM, maturity 04/09/2002	11,441	—	—
Argentine Republic External Bills coupons	2,089	—	—
Federal Government Bonds (maturity 2013 - BODEN)	—	—	13,254
Bonds issued by the Municipality of Bahía Blanca at 13.75%	2,257	505	—
Other	301	82	187

Subtotal Unlisted Government Securities	835,586	198,358	13,441

Instruments Issued by B.C.R.A.
Listed Central Bank External bills and notes (Lebacs/Nobacs)	835,230	2,165,609	2,787,019
Unlisted Central Bank External bills and notes (Lebacs/Nobacs)	262,350	297,493	—

Subtotal Instruments Issued by B.C.R.A.	1,097,580	2,463,102	2,787,019

Total Government Securities in pesos	1,970,869	2,722,663	2,959,540

In Foreign Currency:
Holdings in Investment Accounts
Federal Government Bonds in U.S. dollars at LIBOR, maturity 2012 - Compensation (BODEN)	53,856	94,711	—

Subtotal Holdings in Investment Accounts	53,856	94,711	—

Holding for Trading or Intermediation
Federal Government Bonds - (maturity 2012 and 2013) (BODEN)	47,415	109,658	111,263
Treasury Bills (maturity 2007 and 2008)	—	4,543	31,276
Argentine Republic External Bonds (BONEX)	1,271	—	—
Consolidation Bonds	1,298	—	—
Par Bonds in u$s	—	—	280
Argentine Government Bonds in u$s at 7% - Maturity 2011 - Bonar V	—	—	2,128
Other	1,253	87	38

Subtotal Holding for Trading or Intermediation	51,237	114,288	144,985

Unlisted Government Securities
Argentine Republic External Bills Cupons	3,597	—	—

Subtotal Unlisted Government Securities	3,597	—	—

Total Government Securities in foreign currency	108,690	208,999	144,985

Total Government Securities	2,079,559	2,931,662	3,104,525

Investments in Listed Private Securities
Shares	3,951	8,071	7,580
Corporate Bonds	14,872	24,016	80,482
Debt Securities in Financial Trusts	10,069	3,448	1,035
Certificates of Participation in Financial Trusts	757	19,005	—
Mutual Funds	—	5,362	29,362

Total Private Securities	29,649	59,902	118,459

Total Government and Private Securities	2,109,208	2,991,564	3,222,984

Investments in Unlisted Private Securities
Corporate Bonds—Unlisted	928	927	12,661
Certificates of Participation in Financial Trusts—
Unlisted	88,907	193,062	451,612

Debt Securities in Financial Trusts—Unlisted	33,106	124,700	90,133

Total Investments in Unlisted Private Securities	122,941	318,689	554,406

Total	2,232,149	3,310,253	3,777,390

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2006 in accordance with issuance terms (before allowances). We assume that those securities in default will expire after the coming ten years.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	No stated maturity		Total
	Book value (in thousands of pesos)
In Pesos:
Holding for Trading or Intermediation
Consolidation Bonds of Social Security payables in Pesos	170	2,558	1,423	-	-		4,151
Federal Government Bonds (maturity 2007, 2008 and 2014)	92,299	3,238	8,965	-	-		104,502
Consolidation Bonds in Pesos	218	876	877	-	-		1,971
Secured Bonds Decree 1,579/02	1,917	9,423	19,532	5,542	-		36,414
Par Bonds in Pesos (maturity 2038)	-	-	-	439	-		439
Quasi-Par Securities in Pesos (maturity 2045)	-	-	-	2,920	-		2,920
GDP-Related Securities in Pesos (maturity 2035)	-	-	-	2,337	-		2,337
Province of Tucumán	100	493	1,022	290	-		1,905
Discount Bonds in Pesos	-	-	-	4,143	-		4,143
Other	73	109	107	9	-		298
Unlisted Government Securities					-
Federal Government Bonds (maturity 2013 - BODEN)	1,893	7,574	3,787	-	-		13,254
Other	26	44	91	26	-		187
Instruments Issued by B.C.R.A.
Listed B.C.R.A. External Notes (1)	1,027,709	1,726,847	-	-	-		2,754,556
Listed B.C.R.A. External Bills (1)	32,463	-	-	-	-		32,463

Total Government securities in pesos	1,156,868	1,751,162	35,804	15,706	-		2,959,540

In Foreign Currency:
Holding for Trading or Intermediation
Argentine Government Bonds in u$s at 7% (maturity 2011 - Bonar V)	-	2,128	-	-	-		2,128
Federal Government Bonds (maturity 2012 and 2013)	18,447	73,787	19,029	-	-		111,263
Treasury Bills (maturity 2007 and 2008)	30,851	425	-	-	-		31,276
Other	-	-	-	318	-		318

Total Government securities in foreign currency	49,298	76,340	19,029	318	-		144,985

Total Government securities	1,206,166	1,827,502	54,833	16,024	-		3,104,525

Shares	7,580	-	-	-	-		7,580
Corporate bonds	80,482	-	-	-	-		80,482
Debt Securities in Financial Trusts	336	699	-	-	-		1,035
Mutual Funds	29,362	-	-	-	-		29,362

Corporate Bonds—Unlisted	489	5,169	7,003	-	-		12,661
Certificates of Participation in Financial Trusts—Unlisted	12,555	204,641	-	-	234,416	(2)	451,612
Debt Securities in Financial Trusts—Unlisted	75,888	13,423	822	-	-		90,133

Total Private securities	206,692	223,932	7,825	-	234,416		672,865
Total	1,412,858	2,051,434	62,658	16,024	234,416		3,777,390

(1)
As of December 31, 2006, “Instruments Issued by B.C.R.A.” includes Ps. 14,080 to fall due in 30 days, Ps. 18,383 to fall due in 60 days, Ps. 297,660 to fall due from 120 to 180 days, Ps. 730,049 to fall due from 181 to 365 days and Ps.1,726,847 more than 365 days.

(2)	Includes allowances amounting to Ps. 169,074.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
	(in thousands of pesos)
To the non-financial government sector	809,577	645,342	774,273
To the financial sector (1)	81,812	80,511	436,930
To the non-financial private sector and residents abroad
Overdrafts (2)	513,390	432,772	1,103,270
Documents (3)	429,654	433,748	543,734
Mortgages loans	231,603	298,060	426,138
Pledged loans (4)	180,831	230,321	300,949
Consumer loans (5)	360,670	718,261	1,928,977
Other loans	412,079	779,237	1,131,315
Less: Interest documented	(6,759)	(10,411)	(11.505)
Less: Unapplied collections	-	(6,050)	(139)
Plus: Interest, adjustments and listed price differences accrued pending collection	87,528	72,861	101,744
Less: Allowance for loan losses	(225,340)	(247,532)	(208,581)
Total Loans	2,875,045	3,427,120	6,527,105

(1) Includes loans to financial institutions.

(2) Overdrafts include overdraft lines of credit resulting from checking accounts.

(3)  Includes the face values of drafts, promissory notes and other bills transferred to us by endorsment for which the assignor is liable, whenever the latter is an Argentine resident whithin the financial sector. The difference between the face value of the bill and the amount effectively disbursed will be credited to "Loans-In Argentine pesos-Argentine residents-Financial Sector-Principals-(Unearned discount)."

(4) Includes the principal amounts actually lent of automobile and other collateral loans granted, for which the obligator is part of the non-financial private sector.

(5) Consumer loans include credit card loans and other consumer loans. Overdraft to individuals are included under “Overdrafts”

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2006 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31,	Within	After 1 Year but Within	After
	2006	1 Year	5 Years	5 Years
	(in thousands of pesos, except percentages)
To the non-financial government sector	774,273	27,489	177,695	569,089
To the financial sector (1)	436,930	432,354	4,576	-
To the non-financial private sector and residents abroad
Overdrafts (2)	1,113,096	1,112,543	251	302
Documents (3)	545,793	508,586	34,637	2,570
Mortgages loans	457,105	113,713	244,271	99,121
Pledged loans (4)	311,180	141,337	169,729	114
Consumer loans (5)	1,942,256	1,027,621	913,358	1,277
Other loans	1,155,053	993,163	155,234	6,656

Total loans	6,735,686	4,356,806	1,699,751	679,129

Percentage of total loan portfolio	100.00%	64.68%	25.24%	10.08%

(1)	Includes loans to financial institutions.

(2)	Overdrafts include overdrafts lines of credit resulting from checking accounts.

(3)
Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the financial sector. The difference between the face value of the bill and the amount effectively disbursed will be credited “Loans-In Argentina Pesos-Argentine residents-Financial sector-Principals-(Unearned discount).”

(4)	Includes the principal amount actually lent of automobile and personal loans granted, for which the obligor is part of the non-financial private sector.

(5)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Year Ended December 31,
	2004	%	2005	%	2006	%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
1 - Normal compliance/in normal situations	2,870,768	92.59%	3,442,625	93.69%	6,550,389	97.25%
2 - Inadequate compliance/Subject to special monitoring - under observation - in negotiation or subject to refinancing agreements	27,967	0.90%	35,891	0.98%	50,077	0.74%
3 - Deficient compliance/Non-performing	38,401	1.24%	26,711	0.73%	45,603	0.68%
4 - Unlikely to be collected/With high risk of uncollectibility	38,698	1.25%	33,979	0.92%	34,503	0.51%
5 - Uncollectible	120,619	3.89%	126,189	3.43%	51,086	0.76%
6 - Uncollectible, classified as such under regulatory requirements	3,932	0.13%	9,257	0.25%	4,028	0.06%

Total loans	3,100,385	100%	3,674,652	100%	6,735,686	100%

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006.

	Year Ended December 31,
	2002(1)	2003(1)	2004	2005	2006
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	40,312	116,125	56,279	225,340	247,532
Provisions for loan losses	116,756 (4)	35,504	201,253 (5)	142,045 (6)	102,538 (7)
Write offs and reversals	(40,943)	(95,350)	(32,192)	(119,853)	(141,489)
Overdrafts	(1,470)	(24,709)	(4,374)	(4,777)	(31,584)
Personal loans	(844)	(3,765)	(3,181)	(1,657)	(4,411)
Credit Cards	(455)	(7,436)	(865)	(993)	(2,184)
Mortgage loans	(732)	(4,331)	(1,252)	(41,518)	(25,825)
Pledge loans	(2,056)	(8,298)	(7,185)	(26,758)	(4,323)
Documents	(1,729)	(5,020)	(8,696)	(25,469)	(39,974)
Other	(33,657)	(41,791)	(6,639)	(18,681)	(33,188)
Balance at the end of year	116,125	56,279	225,340	247,532	208,581
Charge-off/average loans(2)	8.97%	3.26%	2.22%	2.22%	1.15%
Net charge-off/average loans(3)	4.56%	(4.58)%	1.29%	(0.78)%	(1.14%)

(1) In constant pesos as of February 28, 2003.

(2) Defined as charge-offs plus direct charge-offs divided by average loans.

(3) Defined as charge-offs plus direct charge-offs minus bad debts recovered and reversals divided by average loans.

(4) Includes Ps. 52,796 thousand of Banco Bansud.

(5) Includes Ps. 143,457 thousand of Nuevo Banco Suquía.

(6) Includes Ps. 74,775 thousand for the incorporation of Banco Empresario de Tucumán.

(7) Includes Ps. 13,993 thousand and Ps. 28,443 thousand for the incorporations of Banco del Tucumán and Nuevo Banco Bisel, respectively.

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2004, 2005 and 2006.

	2004		2005		2006
	(in thousands of pesos, except percentages)
Overdrafts	17,383	8%	39,074	15%	24,987	11,98%
Documents	56,448	25%	62,508	25%	20,326	9,74%
Mortgage loans	55,201	25%	43,747	18%	22,640	10,85%
Pledged loans	32,598	14%	9,337	4%	8,433	4,04%
Personal loans	7,414	3%	13,736	6%	40,364	19,35%
Credit cards	2,885	1%	6,783	3%	12,752	6,11%
Other	53,411	24%	72,347	29%	79,079	37,91%
TOTAL	225,340	100%	247,532	100%	208,581	100,00%

Loans by Economic Activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004		2005		2006
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agriculture, cattle raising, hunting and forestry	71,670	2.31	99,354	2.7	113,204	1.68
Animals keeping, cattle services (except veterinary and trading)	69,467	2.24	67,273	1.83	67,697	1.01
Construction	92,413	2.98	220,663	6.01	320,484	4.76
Crops, agricultural services and trading	114,184	3.68	270,960	7.37	440,961	6.55
Elaboration and trading of chemical substances and products	32,503	1.05	39,604	1.08	49,797	0.74
Elaboration and trading of foodstuff and beverages	190,586	6.15	235,114	6.4	537,905	7.99
Electricity, gas, steam and hot water	7,550	0.24	14,631	0.4	21,860	0.32
Extraction, explotation and trading of petroleum's related products	56,098	1.81	21,466	0.58	250,632	3.72
Financial trading and other financial services.	326,924	10.54	240,097	6.53	593,423	8.81
Fishing, related services, elaboration and trading	327	0.01	1,099	0.03	629	0.01
Given to persons non-included in the other categories.	409,221	13.2	678,891	18.47	1,719,736	25.53
Hotels and restaurants	11,772	0.38	48,586	1.32	43,196	0.64
Hunting and seizure of alive animals, resettlement of hunting animals and related services, forestry, wood extraction and related services	1,037	0.03	1,686	0.05	2,710	0.04
Manufacturing Industry	-	-	345	0.01	-	-
Mass and retail trading, reparation of automotive vehicles, motorbikes, personal effects and domestic chattels.	-	-	17	-	-	-
Mass elaboration and production of machinery and equipments (all), electrical devices, radio equipment and devices, television and comunications, medical, optical and pinpoint devices, watches.	60,773	1.96	20,639	0.56	64,505	0.96
Mass elaboration and production of automotive vehicles, trailers and semi trailers and transportation.	24,915	0.8	5,035	0.14	49,198	0.73
Mass elaboration and production of textil products and dresses, finishing and staining of skins, leathering and finishing of leathers, elaboration of footear and saddlery articles and their parts.	34,130	1.1	50,161	1.37	33,425	0.5
Mass trading and/or on commision or consignment except automotive vehicles and motorbikes trading	60,007	1.94	77,002	2.1	179,075	2.66
Mines and quarries explotation and selling and making of extracted products (except petroleum and gas)	1,951	0.06	1,333	0.04	255	-
Mines and quarries explotation. Selling and making of extracted products.	2,443	0.08	3,102	0.08	24,949	0.37
Other	131,022	4.23	172,268	4.69	288,241	4.28
Other services	87,357	2.82	275,376	7.49	474,325	7.04
Public administration, compulsary guard and social security	825,962	26.65	669,267	18.21	771,797	11.46
Real estate, owners and leasing	93,750	3.02	57,698	1.57	39,087	0.58
Retail trading except automotive vehicles, motorbikes, personal effects and domestic chattels trading.	203,282	6.56	169,129	4.6	307,413	4.56
Teaching, social and healthcare	34,076	1.1	47,846	1.3	73,017	1.08
Trading, maintenance and reparation of automotive vehicles, motorbikes, personal effects and domestic chattels.	33,014	1.06	35,022	0.95	63,871	0.95
Transportation, storage and communications.	114,755	3.7	141,039	3.84	195,094	2.9
Water catchment, purifying and distribution.	9,196	0.3	9,949	0.28	9,200	0.14

Total	3,100,385	100	3,674,652	100	6,735,686	100

Composition of deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2004, 2005, and 2006.

	Fiscal Year ended December 31,
	2004	2005	2006
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand
Deposits(1)
Average
Pesos	718,783	1,691,599	2,014,003
Dollars	809	45,936	3,266

Total	719,592	1,737,535	2,017,269

Saving Accounts
Average
Pesos	267,988	635,072	950,338
Dollars	30,577	85,130	130,478

Total	298,565	720,202	1,080,816

Certificates of Deposits
Average
Pesos	1,359,659	2,652,277	3,056,186
Dollars	421,292	609,708	909,362

Total	1,780,951	3,261,985	3,965,548

Deposits in Foreign Banking Offices
Non-interest-bearing Demand Deposits
Average
Pesos	46,958	238	465
Dollars	383	19	236

Total	47,341	257	701

Certificates of Deposits
Average
Dollars	147,891	218,528	280,823

Total	147,891	218,528	280,823

(1) Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2006

The following table sets forth information regarding the maturity of our deposits at December 31, 2006.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of pesos)
Checking	2,554,698	2,554,698	-	-	-
Savings	2,220,909	2,220,909	-	-	-
Time deposits	4,867,269	4,328,812	347,418	148,011	43,028
Investment accounts	18,872	2,820	12,208	3,844	-
Other	409,269	396,907	1,234	11,128	-
Total	10,071,017	9,504,146	360,860	162,983	43,028

Maturity of deposits at December 31, 2006 of outstanding time deposits

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2006.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Domestic offices	2,608,690	2,194,267	253,927	118,288	42,208
Foreign offices	220,008	206,542	12,329	1,137	-
Total	2,828,698	2,400,809	266,256	119,425	42,208

Short-term borrowings

Our short-term borrowings totalled approximately Ps.213,024,000, Ps.205,600,000 and Ps. 420,960,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2004		2005		2006
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages
Central Bank of the Argentine Republic(1):
Total amount outstanding at the end of the reported period	85,676	6.0%	34,353	3.6%	69,062	1.95%
Average during year	22,741	6.4%	35,495	3.5%	51,248	1.95%
Maximum month-end balance	85,676		42,379		69,062
Banks and international organizations:
Total amount outstanding at the end of the reported period	13,247	3.4%	158,544	5.6%	28,930	5.92%
Average during year(3)	46,534	3.1%	122,741	4.7%	55,445	6.28%
Maximum month-end balance	66,634		160,235		158,699
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	32,694	2.5%	3,480	3.0%	27,721	6.40%
Average during year(3)	9,863	2.7%	20,524	2.5%	10,627	4.35%
Maximum month-end balance	32,694		35,908		27,721
Other(2)
Total amount outstanding at the end of the reported period	73,597	2.0%	-	-	250,096	-
Average during year(3)	59,168	1.8%	29,654	1.8%	209,294	-
Maximum month-end balance	73,597		60,300		250,096
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	7,810	7.7%	9,299	7.2%	45,150	7.61%
Average during year(3)	8,126	7.8%	8,449	7.4%	29,835	7.73%
Maximum month-end balance	8,461		9,299		54,588
Total Short Term	213,024		205,676		420,959

(1) On February 2, 2005, Nuevo Banco Suquía made the early repayment of the remainder of such credit lines.

(2) Includes liability to the Central Bank to acquire Boden 2012.

(3) Average balances are calculated from quarterly- end balances.

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2004	2005	2006
	(in thousands of pesos, except percentages)
Net income	192,977	262,719	424,298
Average total assets	5,705,542	9,357,401	11,791,622
Average shareholders’ equity	1,179,611	1,333,163	1,915,245
Shareholders’ equity at the end of the fiscal year	1,257,302	1,489,574	2,314,977
Net income as a percentage of:
Average total assets	3.38%	2.81%	3.60%
Average shareholders’ equity	16.36%	19.71%	22.15%
Declared cash dividends	60.894	30,447	68,395
Dividend payout ratio(1)	31.56%	11.59%	16.12%
Average shareholders’ equity as a percentage of Average Total Assets	20.67%	14.25%	16.24%

(1) Declared cash dividends stated as percentage of net income when they are paid.

Interest rate sensitivity

	Remaining Maturity at December 31, 2006
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	No stated maturity	Total (2)
Interest-earning assets:
Interest-bearing deposits in Central Bank	1,551,369	-	-	-	-	1,551,369
Interest-bearing deposits in other banks	431,387	-	-	-	-	431,387
Government Securities	1,206,166	1,827,502	54,833	16,024	-	3,104,525
Goods in financial leasing	104,689	173,815	3,625	-	-	282,129
Loans to the Public Sector(1)	27,489	177,695	347,483	221,606	-	774,273
Loans to the Private and Financial Sector(1)	4,329,320	1,522,053	98,360	11,680		5,961,413
Other Assets	169,750	256,673	7,825		201,675	635,923

Total Interest-Earning Assets	7,820,170	3,957,738	512,126	249,310	201,675	12,741,019

Interest-bearing liabilities:
Savings	2,220,909	-	-	-	-	2,220,909
Certificates of Deposits	4,816,782	43,016	12	-	-	4,859,810
Investment Accounts	18,872	-	-	-	-	18,872
Subordinated corporate bonds	45,150	2,269	-	460,425	-	507,844
Liabilities with Central Bank	69,064	253,622	63,403	-	-	386,089
Liabilities with local financial companies	27,721	11,157	22,808	6,472	-	68,158
Liabilities with bank and international organizations	28,930	153,475	-	-	-	182,405
Other liabilities	180,382	-	-	-	-	180,382

Total Interest-Bearing Liabilities	7,407,810	463,539	86,223	466,897	-	8,424,469

Asset/Liability Gap	412,360	3,494,199	425,903	(217,587)	201,675	4,316,551
Cumulative Asset/Liability Gap	412,360	3,906,559	4,332,462	4,114,875	4,316,551	-
Cumulative sensitivity gap as a percentage of total interest-earning assets	3.24%	30.66%	34.00%	32.30%	33.88%

	Remaining Maturity at December 31, 2006
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	No stated maturity	Total (2)

Interest-earning assets in national currency
Interest-bearing deposits in Central Bank	1,098,228	-	-	-	-	1,098,228
Interest-bearing deposits in other banks	-	-	-	-	-	-
Government Securities	1,156,868	1,751,162	35,804	15,706	-	2,959,540
Goods in financial leasing	104,689	173,815	3,625	-	-	282,129
Loans to the Public Sector(1)	27,489	177,695	347,483	221,606	-	774,273
Loans to the Private and Financial Sector(1)	3,602,322	1,475,687	97,330	11,680	-	5,187,019
Other Assets	83,763	218,763	822	-	201,675-	505,023

Total Interest-Earning Assets	6,073,359	3,797,122	485,064	248,992	201,675-	10,806,212

Savings	2,013,027	-	-	-	-	2,013,027
Certificate of Deposits	3,583,683	42,954	12	-	-	3,626,649
Investment Accounts	17,440	-	-	-	-	17,440
Subordinated corporate bonds	808	2,269	-	-	-	3,077
Liabilities with Central Bank	68,901	253,622	63,403	-	-	385,926
Liabilities with local financial companies	27,568	11,003	22,808	6,472	-	67,851
Other Liabilities	153,997	-	-	-	-	153,997

Total Interest-Bearing Liabilities	5,865,424	309,848	86,223	6,472	-	6,267,967

Asset/Liability Gap	207,935	3,487,274	398,841	242,520	201,675	4,538,245
Cumulative Asset/Liability Gap	207,935	3,695,209	4,094,050	4,336,570	4,538,245
Cumulative sensitivity gap as a percentage of total interest-earning assets	1.92%	34.20%	37.89%	40.13%	42.00%

	Remaining Maturity at December 31, 2006
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total (2)
Interest-earning assets in foreign currency
Interest-bearing deposits in Central Bank	453,141	-	-	-	-	453,141
Interest-bearing deposits in other banks	431,387	-	-	-	-	431,387
Government Securities	49,298	76,340	19,029	318	-	144,985
Loans to the Private and Financial Sector(1)	726,998	46,366	1,030	-	-	774,394
Other assets	85,987	37,910	7,003		-	130,900

Total Interest-Earning Assets	1,746,811	160,616	27,062	318	-	1,934,807

Savings	207,882	-	-	-	-	207,882
Certificates of Deposits	1,233,099	62	-	-	-	1,233,161
Investment Accounts	1,432	-	-	-	-	1,432
Subordinated corporate bonds	44,342	-	-	460,425	-	504,767
Liabilities with Central Bank	163	-	-	-	-	163
Liabilities with local financial companies	153	154	-	-	-	307
Liabilities with banks and financial organizations	28,930	153,475	-	-	-	182,405
Other liabilities	26,385	-	-	-	-	26,385

Total Interest-Bearing Liabilities	1,542,386	153,691	-	460,425	-	2,156,502

Asset/Liability Gap	204,425	6,925	27,062	(460,107)	-	(221,695)
Cumulative Asset/Liability Gap	204,425	211,350	238,412	(221,695)	-	-
Cumulative sensitivity gap as a percentage of total interest-earning assets	10.57%	10.92%	12.32%	(11.46)%	-	-

(1) Loan amounts are stated before deducting the allowance for loan losses. Non-actual loans are included with loans as interest-earning asset.

(2) Includes instruments issued by the Central Bank.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary statement concerning forward-looking statements,” “Risk factors,” and the matters set forth in this annual report in general.

The following discussion is based on, and should be read in conjunction with, our consolidated financial statements and related notes contained elsewhere in this annual report, as well as “Selected Financial data” and the other financial information appearing elsewhere in this annual report in general.

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of December 31, 2006, 2005 and 2004, included elsewhere in this annual report have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant respects from U.S. GAAP. See note 33 to our audited financial statements for the three years ended December 31, 2006. As a result of the economic crisis, Argentina experienced very high rates of inflation in 2002. During that year, inflation, as measured by the wholesale price index, reached approximately 118%. As a result, Central Bank Rules reinstated inflation accounting at the beginning of 2002 until February 28, 2003. During 2003 and 2004, inflation levels returned to much lower levels and inflation accounting was discontinued. Therefore, all the financial statement data in this annual report for periods prior to February 28, 2003 have been restated in constant pesos as of such date by applying the adjustment rate derived from the internal wholesale price index published by INDEC. We do not report our results by accounting segments.

COMPARABILITY

In December 2004, we acquired Nuevo Banco Suquía, which significantly enhanced the size and scope of our business. As a result of our acquisition of Nuevo Banco Suquía, our results of operations for the year ended December 31, 2005 differ significantly from our results of operations for the year ended December 31, 2004. In addition, we acquired Banco del Tucumán in May 2006 and Nuevo Banco Bisel in August 2006, which we call the “2006 acquisitions.” Given the instability, and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001 as well as our acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated.

OVERVIEW

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area, which we believe offer significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2006, we were ranked fourth in terms of assets and second in terms of equity among private-sector banks.

Our consolidated net income for the year ended December 31, 2006 was Ps.424.3 million (US$138.2 million), representing a return on average equity of 22% and a return on average assets of 3.6%.

In general, given the relatively low level of banking intermediation in Argentina currently, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We have savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing, and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and three provincial governments give us a large and stable customer deposit base.

We emerged from the Argentine economic crisis of 2001 and 2002 as a stronger and larger bank. In January 2002, in the midst of the crisis, Banco Macro, our predecessor acquired a controlling interest in Banco Bansud. This acquisition tripled the size of our bank as measured by assets, and expanded our geographic presence from the northern provinces of Argentina to the southern provinces. In December 2004, during the recovery period of the Argentine economy, we completed the acquisition of Nuevo Banco Suquía, the leading private bank in the central provinces of Argentina, thereby becoming the private sector bank with the country’s most extensive branch network. The Nuevo Banco Suquía transaction increased our assets by 41% and our number of branches by 67%. Beginning at the end of 2002 and during the recovery years, we also experienced organic growth as our business in the provinces of Argentina suffered lower levels of volatility than our principal competitors in the Buenos Aires metropolitan area. In November 2005, a portion of the assets, including seven branches and the headquarters, and liabilities of Banco Empresario de Tucumán were transferred to us. In May 2006, we completed the acquisition of Banco del Tucumán. As a result of these transactions in Tucumán, we increased our branch network by 34 branches, or 14%. More recently, in August 2006, we completed the acquisition of Nuevo Banco Bisel, which added 158 branches, or 56%, to our branch network.

IMPACT OF THE 2001-2002 ECONOMIC CRISIS ON US

The economic crisis and the Argentine government’s response to the economic crisis, had dramatic effects on the business and financial results of Argentine banks, including us, as substantially all of our operations and customers are located in Argentina. As described below, the run on bank deposits, government measures to counteract the effects of the crisis (such as the corralito, corralón and asymmetric pesification), the devaluation of the peso, the high inflation environment that accompanied the crisis, the virtual suspension of banking activity and government compensation measures to offset the effects of asymmetric pesification, all had significant negative effects on our business and results of operations. However, we believe we have managed to address these challenges successfully. Moreover, as the Argentine economy continues to recover and the business environment stabilizes, we have emerged from the crisis as a larger and we believe stronger bank.

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

Below is a table that shows the impact of the crisis and recovery on our and the financial system’s deposit base. For more information on our response, see “—Our Response to the Crisis—Loyal client base” and “—Acquisitions.” The information detailed below is based on unconsolidated information reported monthly to the Central Bank and has not been adjusted for intercompany eliminations or adjusted for inflation.

Phase 1. Bank run:	December 31, 2000 to November 30, 2001

Phase 2. Corralito:	November 30, 2001 to December 31, 2001

Phase 3. Corralón:	January 31, 2002 to April 30, 2002

Phase 4. Stabilization:	April 30, 2002 to April 30, 2003

Phase 5. Recovery:	April 30, 2003 to December 31, 2006

Change in total deposits	Phase 1: Bank Run(1)	Phase 2: Corralito	Phase 3: Corralón(2)	Phase 4: Stabilization	Phase 5: Recovery(3)
	(in millions of pesos)
Banco Macro	(171)	8	(21)	295	-
Banco Bansud	(354)	(29)	(183)	337	-
Banco Macro and Banco Bansud	(525)	(21)	(204)	632	3,319
Financial system	(18,205)	(1,918)	(10,010)	7,646	91,840

Source: Central Bank

(1)	We excluded the month of January 2002 because of the impact on nominal changes caused by the pesification of U.S. dollar-denominated deposits.

(2)
Banco Macro acquired Banco Bansud in January 2002; however, the information in the table above has not been consolidated for the corralón phase as we were just beginning to manage Banco Bansud during that period.

(3)	Not including Nuevo Banco Suquía, Banco del Tucumán and Nuevo Banco Bisel.

 Source: Central Bank

(1)	We excluded the month of January 2002 because of the impact on nominal changes caused by the pesification of U.S. dollar-denominated deposits.

(2)
Banco Macro acquired Banco Bansud in January 2002; however, the information in the table above has not been consolidated for the corralón phase as we were just beginning to manage Banco Bansud during that period.

(3)	Does not include Nuevo Banco Suquía, Banco del Tucumán or Nuevo Banco Bisel.

Asymmetric pesification and the Argentine government’s compensation measures

The asymmetric conversion of loans and deposits into pesos, the increase in banks’ non-performing loans and the decline in value of bank holdings of government debt left much of the financial sector virtually insolvent. To help prevent widespread insolvencies, the Argentine government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine government issued two types of bonds to banks:

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

Our cumulative compensation received from the Argentine government was as follows:

	BODEN 2007	BODEN 2012	Total Compensation
	(in millions of pesos)
Banco Macro	49.7	—	49.7
Banco Bansud	—	392	392
Nuevo Banco Suquía	209.3	142.6	351.9
Total	259.0	534.6	793.6

As of December 31, 2006, we possessed Ps. 199,238 of BODEN 2007 and BODEN 2012.

Amparos

The corralón, corralito and pesification led to numerous amparos by depositors seeking court orders to have their deposits returned (in U.S. dollars in the case of U.S. dollar-denominated deposits). Additionally, Central Bank Rules permit the losses related to amparos to be accounted for as an intangible asset and amortized over five years. We took affirmative steps to reduce our exposure to amparos by agreeing to exchange depositors’ CEDROs with time deposits plus BODEN 2012 and our guarantee on the BODEN 2012 in the event of a sovereign default. On December 31, 2006, we had approximately Ps.74.7 million of amparos recorded as Intangible Assets. The table below demonstrates our success in negotiating with our depositors, which has allowed us to maintain a low ratio of amparos as a percentage of equity, compared to the financial system as a whole:

	Amparos/Equity
	As of December 31,
	2004	2005	2006
Banco Macro	4.0%	2.9%	3.2%
Financial system	24.7%	19.0%	9.6%

Source: Central Bank

Disappearance of market for private loans and increase in non-performing loans

Amid the inflationary fears, peso devaluation, GDP contraction, consumption collapse and rising unemployment accompanying the economic crisis, the level of private loans in the financial system dropped dramatically, loan origination virtually ceased for most of 2002 and the incidence of non-performing loans increased. The following table shows the evolution of net loan origination of Banco Macro, Banco Bansud and, as of 2002, Banco Macro, defined as the year over year variation in the twelve-month average of private sector loans:

	2001 (1)	2002 (1)	2003 (1)	2004	2005	2006(2)
Net loan origination (in millions of pesos)	(1,322.3)	(867.9)	(58.6)	584.0	565.8	1,352.8

(1)	In constant pesos as of February 28, 2003.

(2)	Without Nuevo Banco Bisel and Banco del Tucumán.

In addition, holders of CEDROs issued by us in connection with the corralón could return the CEDROs to us to satisfy their loan payment obligations, which further contributed to lowering the level of private loans outstanding during the crisis. In our case, the impact was magnified by the write off of bad loans and by collections of outstanding loan amounts from borrowers. The following table shows the improving quality of our loan portfolio as compared to the financial system. The definition of non-performing lending in the table comes from the Central Bank and is not comparable to the non-performing loans definition in “Selected Statistical Information.”

	Year Ended December 31,
	2003	2004	2005	2006
Banco Macro
Allowances/lending(1)	5.2%	8.8%	6.5%	3.1%
Non-performing lending ratio(2)	9.0	8.0	5.0(3)	2.0
Financial System
Allowances/lending(1)	13.0%	9.8%	5.6%	4.8%
Non-performing lending ratio(2)	17.2	10.3	5.4	3.3

 Source: Central Bank

(1)
Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).

(2)
Non-performing lending includes all lending to borrowers classified as “3—nonperforming/deficit compliance,” “4—high risk of uncollectibility/unlikely to be collected,”
 “5—uncollectible” and “6—uncollectible,” under the Central Bank loan classification system.

(3)	This ratio calculated without the loan portfolio of Banco Empresario de Tucumán (64% of non-performing lending) is 3.2%.

Devaluation and inflation

The economic crisis was accompanied by a sharp decrease in the value of the peso and severe inflation in 2002. The steep devaluation of the peso triggered private sector and government defaults on foreign currency-denominated indebtedness and also resulted in the pesification of foreign-currency denominated indebtedness governed by Argentine law at an exchange rate of one peso for each U.S. dollar. While the devaluation did not have a significant effect on our net income due to our low level of U.S. dollar-denominated liabilities, the introduction of asymmetric pesification as a measure to counter the effects of the devaluation did affect us. See “—Asymmetric pesification and the Argentine government’s compensation measures” above.

Under Central Bank Rules, our results of operations for the year ended December 31, 2002 and for the two-month period ended February 28, 2003 were adjusted to account for the effects of inflation in Argentina during those periods. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to the financial statements under Central Bank Rules, as inflation returned to normalized levels since 2003, as illustrated in the table below.

	December 31,
	2002	2003	2004	2005	2006
Wholesale price inflation	117.96%	1.95%	7.87%	10.74%	9.84%
Inflation rate adjustment to our financial statements	117.96	0.86	—	—	—
CER(1)	40.53	3.65	5.48	11.75	10.08

 Source: INDEC

(1) CER beginning on February 2, 2002.

As a result of pesification, certain of our assets and liabilities are adjusted primarily for CER. In particular, CEDROs and pesified government debt are adjusted for CER. In addition, a portion of our pesified private sector loan portfolio is adjusted for CER.

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

We believe that our strengths at the time and our response measures described below were important elements of our ability to withstand the effects of the crisis and helped to position us to benefit significantly from a recovery of the banking system. Furthermore, our comparatively strong financial condition during the economic crisis made it possible for us to become a leading nationwide bank by acquiring Banco Bansud, Nuevo Banco Suquía, Banco Empresario de Tucumán, Banco del Tucumán and Nuevo Banco Bisel.

Commercial and balance sheet strategies

Throughout the economic crisis, we maintained a strong position with respect to excess capital, our portfolio and the level of our provisions. To counteract the effects of the run on deposits, one of our main priorities was to give depositors confidence that we would be able to absorb losses and fulfill our obligations to them.

Our practice of maintaining high liquidity levels throughout the business cycles helped us to withstand the economic crisis by serving two key purposes. First, we had funds available in the face of adverse systemic events. Second, we gave our depositors confidence that they would be able to have access to their deposits at any time, even during the depth of a crisis. Our emphasis on maintaining high liquidity helped us to emerge from the crisis without any assistance from the Central Bank. We also minimized excess cash deposited in the Central Bank, without harming our overall liquidity position. In this way, we maximized the return on our liquidity stock by keeping funds in more profitable assets, such as Central Bank-issued LEBACs/NOBACs and overdrafts to highly rated large corporations.

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

Acquisitions

The crisis had a severe adverse impact upon the market value of Argentine banks. Our high level of liquidity and solvency throughout the crisis provided us with the resources to capitalize upon attractive acquisition opportunities and to expand our reach within Argentina. See “Item 4. Information on the Company—Our history.” The following table sets forth our assets, private sector loans, private sector deposits and branches before and after the acquisitions of Banco Bansud, Nuevo Banco Suquía, Banco Empresario de Tucumán and Banco del Tucumán as well as Nuevo Banco Bisel on a stand-alone basis:

	September 30, 2001		September 30, 2004		December 31, 2005	June 30, 2006		December 31, 2006
	Banco Macro(1)(2)	Banco Bansud(1)(2)	Banco Macro Bansud(2)	Nuevo Banco Suquía(2)	Banco Macro Bansud (including Nuevo Banco Suquía and Banco Empresario de Tucumán)	Banco Macro Bansud (including Banco Empresario de Tucumán and Banco del Tucumán)	Nuevo Banco Bisel (stand-alone) (2)	Banco Macro (including Banco Empresario de Tucumán, Banco del Tucumán S.A. and Nuevo Banco Bisel)
Assets	Ps.1,424.0	Ps.3,357.1	Ps.5,312.6	Ps.2,162.8	Ps.9,487.8	Ps.11,496	Ps.1,934	Ps. 14,505
Private sector loans (Gross)	590.8	899.8	1,187.1	711.0	2,948.8	4,141	665	5,525
Private sector deposits	790.6	2,301.5	2,236.0	1,443.5	5,737.4	6,421	1,326	8,770
Branches	73	72	154	102	254	279	158	433

Source: Central Bank

(1)	In constant pesos as of February 28, 2003.

(2)	Last quarter prior to acquisition.

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

Nuevo Banco Suquía. Our strong liquidity and solvency also enabled us to acquire Nuevo Banco Suquía in a public auction in December 2004 at a fixed price of Ps.15 million plus a commitment to make a capital contribution of Ps.289 million. This acquisition further enhanced our financial intermediation volume, completed our geographic coverage and complemented our existing base of clients. Upon the acquisition of Nuevo Banco Suquía, we became Argentina’s fourth largest private bank in terms of net worth, the fourth in deposits, and the fifth in private sector loans. In addition, we now have the largest and most extensive private bank network in Argentina. As we acquired Nuevo Banco Suquía in December 2004, its results of operations are only reflected in our financial statements for ten days of 2004 and for all subsequent periods. On March 14, 2007, Banco Macro, as surviving company, and Nuevo Banco Suquía, as absorbed company, entered into a Preliminary Agreement of Merger (“Compromiso Previo de Fusión”), by virtue of which Banco Macro shall absorb Nuevo Banco Suquía retroactively from January 1, 2007, based on the balance sheets of each company prepared as of December 31, 2006 and the consolidated balance sheet of merger prepared as of the same date. The merging companies have agreed on an exchange relationship equal to 0.710726 shares of Banco Macro per share of Nuevo Banco Suquía. Therefore, the minority shareholders of Nuevo Banco Suquia shall be entitled to receive 0.710726 shares in Banco Macro for each share held thereby in the capital stock of Nuevo Banco Suquía. As a consequence, Banco Macro shall increase its capital stock to Ps. 683,978,973.

Banco Empresario de Tucumán. In November 2005, the Central Bank, in the context of the restructuring of Banco Empresario de Tucumán, transferred to us a portion of its assets amounting to approximately Ps.102 million (including its seven branches and the headquarters) and liabilities of approximately Ps.158 million, which were offset by a capital contribution of Ps.56 million made by SEDESA.

Banco del Tucumán. In May 2006, we completed the acquisition of Banco del Tucumán. With this acquisition, we added 25 branches and the headquarters to our branch network in Tucumán and we are the financial agent for the provincial government of Tucumán. We now own 53.0% of the branches in the province. From September 2006 through December 2006, Banco Macro acquired Class “C” shares in Banco del Tucumán representing 4.84% of its capital stock. Banco Macro’s total equity interest in Banco del Tucumán as of December 31, 2006 amounted to 79.84%. On November 28, 2006, the general regular and special shareholders’ meeting of Banco del Tucumán approved a capital stock increase of Ps. 21,980,000 establishing an additional paid-in capital of 26,171,000. In January 2007, Banco Macro subscribed the total increase. As a result, Banco Macro’s total equity interest increased to 89.92%.

Nuevo Banco Bisel. In August 2006, we acquired 100% of the voting rights and 92.73% of the capital stock of Nuevo Banco Bisel for Ps.19.5 million pursuant to an auction conducted by Banco de la Nación Argentina. In addition, the Bank, as purchaser of Nuevo Banco Bisel, and SEDESA (“Seguro de Depósitos S.A.”) entered into a put and call options, agreement regarding the preferred shares of Nuevo Banco Bisel. According to the call option, for a fifteen-year term as from taking possession of the Bank (August 11, 2006), the buyer is entitled to acquire from SEDESA preferred shares in Nuevo Banco Bisel. The price of those shares is set at 66,240,000 plus interest at an annual 4% rate as from the takeover date. Such price is payable upon the expiration of the option term (August 11, 2021).

Through the put option, SEDESA will be entitled to sell to the buyer the preferred shares that it owns in Nuevo Banco Bisel. Such put option may only be excercised by SEDESA after the term of fifteen years as from the date of issuance of the preferred shares (August 26, 2005). The price of those shares is set at 66,240,000, plus interest at an annual 4% rate as from August 11, 2006.

According to the call option, on May 28, 2007, the Bank purchased the abovementioned preferred shares.

Nuevo Banco Bisel has a strong presence in the central region of Argentina, especially in the province of Santa Fe, and with the acquisition we have added 158 branches to our branch network. In October 2006, we paid approximately Ps.150 million of the liability of Nuevo Banco Bisel to the Central Bank and the remaining amount of approximately Ps.29.9 million will amortize annually until 2012.

Cost management

Since the crisis, we have focused on controlling our costs and improving our efficiency. In addition, we have focused on carefully integrating the operations of our acquisitions. To this end, we have centralized, among other things, the treasury operations of all our acquisitions. We have also had a period of organic growth with a small reduction in the number of our employees. See “Item 6. Directors, Senior Management and employees—Employees.” We also improved our ratio of service income to administrative expenses from 53.0% in 2002 to 69.4% as of December 31, 2006. Finally, we implemented centralized purchasing practices to take advantage of our economies of scale.

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

Restoring lending to the private sector

We believe that we were among the first banks to make new loans in the aftermath of the economic crisis, beginning in the fourth quarter of 2002. In 2003, we increased our private sector loans by Ps.209 million, or 41%, as compared to 2002. The expansion of our private sector loans accelerated in 2004, increasing by 205% to Ps.2,209 million when we added Ps.1,485.4 million to our loan portfolio, of which Ps.721.8 million was organic growth and the rest came through the acquisition of Nuevo Banco Suquía. The organic growth of our loan portfolio was the highest among the ten largest Argentine banks during 2004. During 2005, we continued to exhibit high rates of organic growth as lending to the private sector (net of liquidity management and securitizations) which increased 68%. During 2006, our private portfolio grew to Ps.5,525 million, increasing 87%, of which Ps.1,223 million were loans made by Banco del Tucumán and Nuevo Banco Bisel.

PRINCIPAL TRENDS AFFECTING OUR BUSINESS

We believe that the following trends in the Argentine economy, the banking sector and our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the continued economic recovery in Argentina and the corresponding reemergence of the market for long-term private sector lending.

Argentine economic recovery and continued growth

Argentina’s overall economic performance will continue to have a substantial effect on our financial results. During 2004, 2005 and 2006, GDP growth was 9.0%, 9.2% and 8.6%, respectively. The Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 7.7% in 2007. We expect demand for private sector loans to grow in line with GDP growth as investment and consumption in the private sector increases. Due to our focus on the low and middle-income individuals and small and medium-sized businesses, generally located outside of the Buenos Aires metropolitan area, of particular significance to us are:

•
Export-led growth in the economy. The recovery of Argentina’s post-crisis economy has been led by export growth and import substitution. This economic model is likely to favor provinces outside of the Buenos Aires metropolitan area that are heavily focused on primary sectors of the economy, such as agriculture, cattle ranching, mining, basic industries and tourism. Our extensive branch network outside of the Buenos Aires metropolitan area (94% of our branches, as compared to 80% for Argentina’s financial system) provides us with an opportunity to take advantage of growth in these provinces to increase our credit portfolio faster than our competitors and to increase our market share.

•
Gradual recovery of proportion of national income held by lower income segments. After decades of widening, the income distribution gap between rich and poor in Argentina began to narrow during 2003 and 2004, when the crisis resulted in a collapse of income of all population segments. The real income of the poorer half of Argentina’s population has fallen over the last decades, from 32% of the income of the richer half in the late 1970s to less than 20% of the income of the richer half in the aftermath of the crisis. Since that time, the gap has narrowed and now the real income of the poorer half is 24% of the income of the richer half. We believe that the long-term trend of increasing income inequality has stopped and that the recent improvement in income distribution will continue. Given our focus on the low- to medium-income individuals, we believe that we are well positioned to benefit from an increase in credit demand by these population segments.

•
Transitional inflation. The inflation rate for the twelve months ended December 31, 2006 was 9.8%. Inflation for 2006 was lower than the 12.3% registered in 2005 and is a result of the government’s policy of keeping the value of the peso to the dollar at the relatively low level of approximately Ps.3 to US$1. We believe that to the extent that the market views this exchange rate as being stable, they will be in a better position to forecast future inflation. Furthermore, as the real exchange rate reaches its new equilibrium, inflation will converge with international levels. As a result, the current inflation forecasts, assuming a stable nominal exchange rate, show a declining inflation rate.

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

The increase in our position in government securities and other public sector obligations was mainly attributable to:

•
the forms of compensation received by the banking system in the context of asymmetric pesification, which, as described in greater detail in “The crisis and recovery in Argentina,” included BODEN 2007 and BODEN 2012;

•	the stock of public securities and other public sector obligations that we inherited upon our acquisition of Banco Bansud in January 2002 and Banco Nuevo Suquía in December 2004;

•	the purchases of treasury bills, principally in the form of LEBACs and NOBACs, made by our treasury desk as the preferred investment vehicle for our excess liquidity; and

•	the slow recovery of private sector lending, which continues at low levels due to concerns about increased inflation, which has delayed the more rapid development of long-term lending.

Although generally government debt would be expected to yield lower levels of returns, the appreciation of the market value of the securities acquired by us over this time frame and the high risk premiums offered on the securities made these holdings highly profitable for us over the 2002 to 2006 period. See “Selected statistical information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest-Bearing Liabilities.”

As described in note 6 to our audited consolidated financial statements for the three years ended December 31, 2006, as of December 2005, the impact of marking to market our government bond portfolio would have been Ps.29.6 million. In January 2006, we marked to market all of our government bonds that were registered at technical or present value (whichever was lower).

Recovery of private sector lending

Our private sector loans increased to Ps.2,209.0 million as of December 31, 2004 from Ps.723.6 million as of December 31, 2003 and Ps.514.6 million as of December 31, 2002, including the effect of the acquisition of Nuevo Banco Suquía in December 2004. As of December 31, 2005, our private sector loans increased to Ps.2,949 and as of December 31, 2006, our private sector loans increased to Ps.5,525 million including the effect of the acquisitions of Banco del Tucumán and Nuevo Banco Bisel. This increased lending reflects both our higher market share resulting from our earlier return to the lending market than our competitors and the improvement of private sector lending after the crisis of 2001 and 2002, which had caused a collapse in both demand for and supply of new loans. We see the following trends in this important area of our business:

•
Low cost of funds; high levels of liquidity. As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen increases in our gross intermediation margin as our private sector lending has increased.

•
Demand from large corporations has preceded demand from small and medium-sized companies and consumers. New lending in Argentina has been primarily fueled by commercial lending, which for the Argentine banking system represented approximately two-thirds of new lending in 2004, which we believe to be generated by large corporations. Over the medium term we expect small and medium-sized companies, which lack access to the securities markets, to represent a larger component of new lending. Consumer lending has not yet fully recovered and remains at 10% of GDP as of December 31, 2006, despite having achieved levels higher than 46% before the crisis.

•
Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2006 was concentrated in short-term products. For example, the ratio of personal loans, overdrafts and documents to GDP has increased from 3% in June 2003 to 7% as of December 31, 2006 while long-term loans represented by mortgages and secured loans have remained at 2% of GDP during the same period (despite substantial GDP growth during the period). We believe that, given the government’s exchange rate policy, Argentina’s inflationary outlook has become more predictable, with a current expectation that inflation will decline towards international levels. Therefore, the market is better able to factor an expected rate of inflation into its long-term business decisions. As a result of the more stable inflation and sustainable Argentine economic growth, both borrowers and lenders are gradually entering the long-term lending market, with products such as floating rate loans and leasing, designed to meet the needs of a growing economy emerging from crisis and moving towards stability.

•
Reduced spreads. We expect the high intermediation spreads that prevailed after the economic crisis to continue to decline due to increasing competition in the banking sector. The reduction of private sector credit volume has prompted Argentine banks to lend at lower interest rates in an effort to capture a larger portion of the contracted loan market, largely accounting for the current low spreads. Additionally, if the Central Bank increases interest rates to combat inflation, funding costs may increase. The expansionary monetary policy being undertaken by the Central Bank has resulted in unusually low funding costs. Interest rates on short-term time deposit accounts remain negative in real terms given an inflation rate of 9.8% for the 12 months ended December 31, 2006. Inflation pressures may push these rates upward in the medium term. If the spread reduction continues without a significant increase in volumes, profitability will be negatively affected. This trend will be partially offset for us by our stable depositor base, which provides a low cost source of funding.

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

Recovery of private sector loan portfolio credit quality

Our private sector loan portfolio credit quality has improved from 2002 through December 31, 2006, in line with the Argentine economic recovery. Our non-performing loans as a percentage of total loans declined from 16.94% as of December 31, 2002 to 2.01% as of December 31, 2006. During the same period, allowances as a percentage of non-performing loans went from 70.04% as of December 31, 2002 to 154.25% as of December 31, 2006, reflecting our policy to have adequate allowances.

RESULTS OF OPERATIONS

The following discussion of our results of operations is for the bank as whole and without reference to any operating segments. We do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability.

We consider total loans to the private sector and the level of our average total deposits to be key measures of our core business. Total loans to the private sector grew by 33% from Ps.2,209.0 million as of December 31, 2004 to Ps.2,948.8 million as of December 31, 2005 (including Nuevo Banco Suquía). As of December 31, 2006, our private sector loans increased by 87% from Ps.2,948.8 million to Ps.5,525 million, of which Ps.1,223 million were loans from Banco del Tucumán and Nuevo Banco Bisel. The level of our private sector deposits grew by 27% from Ps.4,504.8 million as of December 31, 2004 to Ps.5,734.4 million as of December 31, 2005 (including Nuevo Banco Suquía), due to the return of deposits to the financial system and to organic growth. As of December 31, 2006, our private sector deposits grew 53% to Ps.8,770 million compared to Ps.5,737.4 million as of December 31, 2005. In addition, we experienced a dramatic increase in our public sector deposits as a result of the substantial fiscal surpluses experienced by the four provincial governments for whom we act as financial agent.

Banco Macro also improved the quality of its credit portfolio. Banco Macro continued to improve its asset quality ratios and has among the highest quality assets of any Argentine bank. The ratio of non-performing financing to total financing was 1.98% as of December 2006 including the 2006 acquisitions as compared to 7.94% as of 2004.

	Year ended December 31,
	2004	2005 (including Nuevo Banco Suquía)	2006 (including the 2006 acquisitions)
	(in thousands of pesos except for ratios)
Commercial Portfolio	2,501	2,503	4,097
Irregular Commercial Portfolio	164	133	65
Consumer Portfolio	898	1,574	3,351
Irregular Consumer Portfolio	106	75	82
Total Portfolio	3,399	4,077	7,448
Total Irregular Portfolio	270	208	147
Irregular/Total Portfolio Ratio	7.94%	5.10%	1.98%
Total Provisions	225	266	230
Coverage Ratio	83.33%	127.88%	156.34%

Banco Macro is using new sources of funding to prepare for potential changes in the Argentine loan market over the long-term.

The Bank maintains a high liquidity ratio. The ratio was 61.9% as of December 31, 2006 including the 2006 acquisitions. This was above the average of the financial system as a whole and an increase compared to 58.6% as of December 31, 2005 including Nuevo Banco Suquía. In December 2006, Banco Macro received US$150 million from a bond issuance and part of these funds remain as liquid assets until they are applied as loans.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005 AND YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

The disclosure includes consolidated comparisons and, in some cases, also comparisons for 2005 against 2004 of Banco Macro without Nuevo Banco Suquía and comparisons for 2006 against 2005 of Banco Macro without the 2006 acquisitions of Nuevo Banco Bisel and Banco del Tucumán in order to permit period-to-period comparisons, considering that Nuevo Banco Suquía was acquired in December 2004 and Banco del Tucumán was acquired in May 2006 and Nuevo Banco Bisel was acquired in August of 2006.

Net Income

The following table sets forth certain components of our income statement for the years ended December 31, 2004, 2005 and 2006. Our results of operations in 2004 include results from Nuevo Banco Suquía only from December 22, 2004 to year-end. Our results of operations for 2006 include results for Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006 through year end.

	Year ended December 31,
	2004	2005	2005 without NBS (1)	2006(2)	2006 without 2006 acquisitions(3)
	(in thousands of pesos)
Financial income	427,891	749,850	497,278	1,155,259	993,345
Financial expenses	(133,204)	(303,176)	(218,160)	(394,949)	(350,621)
Gross intermediation margin	294,687	446,674	279,118	760,310	642,724
Provision for loan losses	(36,467)	(70,309)	(60,399)	(59,773)	(48,872)
Service charge income	154,425	303,141	190,154	452,620	389,121
Service charge expenses	(24,963)	(59,510)	(33,106)	(93,323)	(84,160)
Administrative expenses	(254,936)	(443,026)	(306,757)	(652,457)	(552,376)
Net other income	60,930	119,818	227,751	97,102	151,810
Income before income tax	193,676	296,788	296,761	504,479	498,247
Income tax	(699)	(34,042)	(34,042)	(76,961)	(73,961)
Minority interest	—	(27)	—	(3,220)	12
Net income	192,977	262,719	262,719	424,298	424,298

(1)	Results of Nuevo Banco Suquía are included in “Net other income.”

(2)	Results for 2006 include the results of Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006.

(3)	The results of Banco del Tucumán and Nuevo Banco Bisel are included in “Net Other Income.”

Our consolidated net income for 2006 was Ps.424.3 million, which was a 62% increase over 2005. Our consolidated net income for 2005 increased 36% to Ps.262.7 million from Ps.193.0 million for 2004.

Financial Income

Our financial income increased 54% on a consolidated basis in 2006 as compared to 2005. Our financial income increased 75% on a consolidated basis in 2005 as compared to 2004. The components of our financial income for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year ended December 31,
	2004	2005	2005 without NBS	2006	2006 without 2006 acquisitions
	(in thousands of pesos)
Interest on cash and due from banks	1,570	4,080	3,075	11,682	11,408
Interest on loans to the financial sector	3,327	5,320	4,626	16,720	13,786
Interest on overdrafts	25,970	53,953	27,020	120,040	96,186
Interest on mortgage loans	6,887	29,655	11,036	48,506	44,733
Interest on pledge loans(1)	1,641	26,160	6,491	43,038	39,427
Interest on credit card loans	6,011	18,233	12,012	30,969	27,992
Interest on documents(2)	11,523	32,157	16,998	56,988	42,823
Interest on other loans(3)	61,763	121,062	99,271	259,801	230,064
Interest on other receivables from financial intermediation	5,611	19,901	15,115	15,050	13,876
Income from government and private securities, net	156,794	156,158	133,376	324,178	262,875
Indexation by benchmark stabilization coefficient (CER)(4)	91,435	185,421	93,620	84,951	76,928
Indexation by salary variation coefficient (CVS)	508	1,987	700	1,947	1,944
Income from guaranteed loans(5)	14,600	28,625	19,523	29,898	26,656
Other(6)	40,251	67,138	54,415	111,491	104,647
Total financial income	427,891	749,850	497,278	1,155,259	993,345

(1)	Includes primarily secured car loans.

(2)	Includes factoring, check cashing advances and loans with promissory notes.

(3)	Includes interest on loans not classified under prior headings.

(4)	Includes CER accrued for all the assets subject to adjustment by CER.

(5)	Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.

(6)	Principally foreign exchange gains from our net asset position in U.S. dollars and results from leasing activity.

2006 and 2005. Our financial income increased 54% on a consolidated basis and 32% without the 2006 acquisitions. Interest on loans increased 100% on a consolidated basis and 72% without the 2006 acquisitions due to a higher volume of loans to the private sector. We continue to exhibit high rates of growth as loans to the private sector increased 87% as of December 31, 2006 as compared to December 31, 2005. Thus, the share of our total financial income from private sector loans increased from 38% to 48% on both a consolidated basis and when measured without the 2006 acquisitions. The main drivers of this growth have been overdrafts, which grew 155%, consumer loans, which grew 200%, credit cards loans, which grew 107% and medium-term loans structured for our corporate customers recorded in “Other,” which grew 45% during 2006.

Income from government and private securities climbed 108% on a consolidated basis and 68% without the 2006 acquisitions mainly driven by LEBAC/NOBAC results, which increased 78% (the average rate of Lebacs increased from 7.5% to 10.7%). Also in this period we had a one-time gain of Ps.8 million, relating to our sale of an interest in the Puerto Madero Siete trust.

Indexation by CER decreased 54% on a consolidated basis and 58% without the 2006 acquisitions due to the fact that secured bonds have been marked to market since January 2006 (48% of the decrease was due to the marked to market of Secured Bonds) and the decreasing volume of loans and bonds adjusted by CER. Additionally, inflation for the twelve months ended December 31, 2006 was lower than the same period in 2005 (inflation of 9.84% during 2006 compared to 12.3% during 2005).

Without including the 2006 acquisitions, our other income increased 56%, or Ps.38 million, during 2006 as compared to the same period in 2005. On a consolidated basis, our other income increased 66%, or Ps.44 million, during 2006 as compared to 2005. This increase is principally due to higher income from leasing activity (Ps. 22 million of increase in income based on leasing portfolio increase of 92%) and higher interests from foreign trade activity (Ps. 15 million of increase in income).

2005 and 2004. Our financial income increased 75% on a consolidated basis and 18% without Nuevo Banco Suquía. Interest income increased 147% on a consolidated basis and 55% without Nuevo Banco Suquía due to a higher volume of loans to the private sector. We continue to exhibit high rates of organic growth as loans to the private sector (other than overnight loans to highly rated companies that we use for liquidity management) increased 68% as of December 31, 2005 as compared to December 31, 2004. Thus, the share of our total financial income from private sector loans increased from 27% to 38% on a consolidated basis and to 35% without Nuevo Banco Suquía. The main drivers of this growth have been medium-term loans structured for our corporate customers recorded in “Other,” which grew 89% during 2005, consumer loans, which grew 86%, and credit cards loans, which grew 130%.

On the other hand, income from government and private securities fell 0.4% on a consolidated basis and 15% without Nuevo Banco Suquía mainly driven by LEBAC results, which dropped 27% as a result of decreasing maturities and interest rates, which fell from an average of 16% in 2004 to 7% in 2005. In addition, we recorded a loss of Ps.20 million as a result of marking to market the BODEN 2012 received in 2005.

Interest on other receivables from financial intermediation increased 169% on a consolidated basis as the interest rate paid by the Central Bank for liquidity requirements for deposits rose from an average of 0.8% in 2004 to 2.5% in 2005.

Indexation by CER increased 104% on a consolidated basis and 3% without Nuevo Banco Suquía due to higher inflation of 12.3% during 2005 compared to 5.48% in 2004. Nuevo Banco Suquía has generated significant revenues from guaranteed loans and government bonds.

Finally, income from guaranteed loans increased 96% on a consolidated basis and 36% without Nuevo Banco Suquía as a result of increasing volumes mainly during the first six months of 2005, which averaged Ps.472 million during the first six months of 2005 compared to Ps.341 million during the same period of 2004.

Financial expenses

Financial expenses increased 30% on a consolidated basis and 16% without the 2006 acquisitions in 2006 as compared to 2005 and increased 128% on a consolidated basis and 66% without Nuevo Banco Suquía in 2005 as compared to 2004. The components of our financial expenses for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year ended December 31,
	2004	2005	2005 Without NBS	2006	2006 Without 2006 acquisitions
	(in thousands of pesos)
Interest on checking accounts	2,335	2,647	1,455	9,475	8,665
Interest on savings accounts	3,161	4,302	2,306	6,736	5,976
Interest on time deposits	49,253	106,486	74,032	233,697	209,629
Interest on financing from the financial sector	79	980	775	802	802
Interest on other liabilities from financial intermediation(1)	9,959	13,839	13,799	14,672	14,604
Other interest(2)	9,646	13,288	6,801	14,427	12,665
Net loss from options	5	1,017	1,017	371	371
Indexation by CER(3)	25,336	117,048	80,544	55,732	46,633
Other(4)	33,430	43,569	37,431	59,037	51,276
Total financial expenses	133,204	303,176	218,160	394,949	350,621

(1)	Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.

(2)	Includes interest on subordinated corporate bonds issued by us.

(3)	Includes CER accrued for all the liabilities subject to adjustment by CER.

(4)	Includes interest on deposits in the form of government securities and CEDROs.

2006 and 2005. Financial expenses increased 30% on a consolidated basis and 16% without the 2006 acquisitions. The composition of financial expenses changed substantially, due to a sharp increase in interest rates and a decrease in indexation by CER.

The growth of financial expenses is mainly explained by interest on time deposits, which grew 120% and 97% on a consolidated basis and without the 2006 acquisitions, respectively. This growth originated in two factors: the higher prevailing interest rates in line with the increase in interest rates in the financial system as a whole (for time deposits in pesos, the interest rate was 6% in December 2005 and more than 8% in December 2006) and the increasing volume of deposits, which grew 53% during 2006.

Indexation by CER fell 52% on a consolidated basis, due to a decrease in CER-adjusted deposits (76% of decrease in CER-adjusted deposits portfolio), mostly owned by institutional investors and also due to lower inflation during 2006 (inflation of 9.84% during 2006 compared to 12.3% during 2005).

2005 and 2004. Financial expenses increased 128% on a consolidated basis and 66% without Nuevo Banco Suquía. Without Nuevo Banco Suquía, the growth of financial expenses is mainly explained by indexation by CER and by interest on time deposits. Indexation by CER grew due to both increasing CER-adjusted deposits, mostly owned by institutional investors (which averaged Ps.135 million in December 2004 and Ps.528 million in December 2005), and higher inflation during 2005.

Interest on time deposits increased because of higher prevailing interest rates (for time deposits in pesos, the interest rate was 3.98% in December 2004 and more than 6% in December 2005) and the increasing volume of time deposits, which grew 24% during 2005.

Provision for loan losses

2006 and 2005. Provision for loan losses decreased 15% on a consolidated basis for 2006 compared to 2005 and 30% without the 2006 acquisitions, in connection with the asset quality improvement.

2005 and 2004. Provision for loan losses increased 93% on a consolidated basis for 2005 compared to 2004. The consolidated total increase of Ps.34 million is a result primarily of the expansion of our private sector lending, which totaled Ps.24 million in 2005 for Banco Macro and Ps.10 million for the incorporation of Nuevo Banco Suquía.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2005 Without NBS	2006	2006 Without 2006 Acquisitions
	(in thousands of pesos)
Service charges on deposit accounts	99,537	199,970	116,103	297,256	248,200
Debit and credit card income	23,277	22,959	19,107	50,360	43,925
Other fees related to foreign trade	5,789	10,630	5,089	11,607	10,818
Credit-related fees	7,867	19,171	12,090	35,962	30,171
Capital markets and securities activities	788	1,666	722	2,085	2,041
Lease of safe-deposit boxes	2,816	5,712	2,926	8,814	7,767
Fees related to guarantees	675	570	409	5,876	5,837
Other(1)	13,676	42,463	33,708	40,660	40,362
Total service charge income	154,425	303,141	190,154	452,620	389,121

(1)	Includes insurance income.

2006 and 2005. Service charge income increased 49% on a consolidated basis primarily due to the increase in the volume of our operations and the acquisitions of 2006. The main drivers were fees related to deposits, which grew 48% and represent 66% of total service charge income, fees related to debit and credit cards, which grew 119% and fees related to lending activities, which grew 74%.

2005 and 2004. Service charge income increased 96% on a consolidated basis primarily due to the increase in the volume of our operations. Fees related to deposits represent 66% of total service charge income for both 2004 and 2005. As of December 31, 2005, service charge income includes provincial government agent fees (Ps.19 million), insurance fees (Ps.11 million) and credit card fees (Ps.18 million), among others.

Service charge expenses

Service charge expense in 2006 increased 57% on a consolidated basis and 41% without the 2006 acquisitions, as compared to 2005, mainly due to higher credit card and debit card processing fees, other service fees and taxes. Service change expenses in 2005 increased 138% on a consolidated basis and 36% without Nuevo Banco Suquía, as compared to 2004, mainly due to higher revenues from fees for the use of credit and debit cards, ATMs, foreign trade and exchange operations and leasing services. Net service charge income grew 18% on a consolidated basis and 25% without the 2006 acquisitions in 2006 and 88% on a consolidated basis and 23% without Nuevo Banco Suquía in 2005.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2004, 2005 and 2006 are reflected in the following table:

	Year ended December 31,
	2004	2005	2005 Without NBS	2006	2006 Without 2006 Acquisitions
	(in thousands of pesos)
Personnel expenses	132,575	254,821	162,682	396,338	327,729
Directors and statutory auditors fees	5,861	14,142	12,702	14,362	13,167
Other professional fees	16,773	26,104	23,081	39,670	37,215
Advertising and publicity	12,048	22,668	16,978	31,866	29,719
Taxes	3,353	5,808	5,112	9,008	6,802
Bank premises and equipment depreciation	16,773	19,218	15,810	29,230	23,735
Amortization of organization and development expenses	13,595	12,588	12,068	13,263	12,290
Maintenance, conservation and repair expenses	11,504	17,649	12,479	25,209	21,881
Security services	10,086	16,366	11,278	25,003	20,855
Electric power and communications	9,206	17,164	10,961	22,912	18,091
Lease payments	4,514	9,889	4,726	14,123	12,127
Insurance	4,079	3,973	3,097	5,254	4,663
Stationery and office supplies	3,837	7,979	5,905	9,046	7,900
Other	10,732	14,657	9,878	17,173	16,202
Total administrative expenses	254,936	443,026	306,757	652,457	552,376

2006 and 2005. Administrative expenses increased 47% on a consolidated basis and 25% without the 2006 acquisitions, mainly due to personnel expenses which grew 55% on a consolidated basis and 29% without the 2006 acquisitions. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees as a result of the 2006 acquisitions.

2005 and 2004. Administrative expenses increased 74% on a consolidated basis mainly due to personnel expenses. In the case of Banco Macro, salary increases were partially offset by a small decrease in personnel. The acquisition of Nuevo Banco Suquía increased the number of personnel by approximately 70%, partially offset by lower average salaries. We maintained a policy of controlling expenses while continuing to consolidate the operations of Banco Macro and Nuevo Banco Suquía.

Net other income

Net other income decreased 19% or Ps.23 million in 2006 in comparison with 2005 as a result of two main factors: (1) a Ps.16 million increase due to credit recoveries and (2) an increase in other losses of Ps.39 million, due to non-recurring expenses related to ADS offering and Notes issuance. Net other income increased 97% (or Ps.59 million) on a consolidated basis in 2005 in comparison to 2004.

During 2005, we reached a final settlement with the Central Bank as to the total amount of BODEN 2012 we received. Since the final amount of compensation was Ps.11 million higher than the estimates we had recorded on December 31, 2004, we recorded Ps.11 million as a gain. Additionally, we reached several agreements with past due debtors, mainly of Nuevo Banco Suquía (some of whom were regular clients of Banco Macro), and we improved collections for Nuevo Banco Suquía. All of this resulted in a reversal of Ps.32 million of provisions. In 2004, we recorded a provision of Ps.42 million to reflect the possibility that we may have to make a payment in respect of a liability that we contended was pesified.

Income tax

During 2006, we had income tax expenses of Ps.77 million, compared to Ps.34 million recorded in 2005. During 2004, we had a tax loss carry forward for income tax purposes. As a result, only income taxes for our subsidiaries, primarily Macro Securities S.A. Sociedad de Bolsa, have been recorded. Based on Decree 1035/06 dated August 14, 2006, which stated that pesification and CER adjustments on guaranteed loans should be treated on an accrual basis, and considering that during the prior year the computable net operating loss was used, the Bank and its subsidiaries included a higher income tax provision in 2006.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps.10,071 million as of December 31, 2006 and Ps.6,565 million as of December 31, 2005. These deposits include deposits generated by our branch network, from institutional and very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

In June 2006, we signed an 18-month extension to the US$50 million loan from Credit Suisse First Boston International at LIBOR plus 2.7%. Additionally, the bank currently has access to uncommitted lines of credit with foreign banks and to letters of credit.

Funding continued increasing at a fast pace during 2006 driven mainly by the increase in total deposits, which grew 53% during the year. These deposits were used primarily for financing the growth in credit for the private sector, with the remainder being invested in profitable liquid assets, such as LEBACs and NOBACs, short-term loans to highly rated companies, Central Bank repurchase obligations and cash. This approach has enabled us to maintain a high liquidity to deposits ratio of 62% as of December 31, 2006 while awaiting a return to stronger demand for private sector loans.

In December 2006, we issued a series of subordinated notes for a nominal US$150 million due 2036 at a fixed rate of 9.75% for the first ten years and at LIBOR plus 7.11% for the following years. The notes are treated as capital for regulatory purposes. The proceeds from the placement of the notes will be used to make medium-term loans. In addition, in January 2007 we issued a U$S150 million series of 10-year notes due 2017 at a fixed rate of 8.50% and in June 2007 we issued a U$S100 million series of Argentine peso-linked notes due 2012 at a fixed rate of 10.75%. The CFO manages the excess liquidity by analyzing interest rates from a limited number of liquid and short-term assets including Central Bank Bills, deposits with the Central Bank and overnight loans to highly rated companies. The amount allocated to overnight loans is determined by the amount of deposits received from institutional investors, and as such, there is a high degree of volatility in our overnight allocations.

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. At December 31, 2006, we had excess capital of Ps.1,915 million (258% of minimum capital requirement).

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2004	2005	2006
(in thousands of pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	165,757	251,394	549,882
Allocated to Bank premises and equipment, intangible assets and equity investment assets	47,309	64,247	81,647
Market risk(1)	19,607	21,011	60,547
Interest rate risk	7,034	15,136	16,371
Public sector and securities in investment account	11,073	14,296	19,746
Incremental requirement	―	―	13,328
Required minimum capital under Central Bank Rules	250,780	366,084	741,521
Basic net worth	1,064,325	1,226,908	2,426,351
Complementary net worth	186,093	243,124	383,040
Deductions	110,819	21,638	(153,115)
Total capital under Central Bank Rules	1,361,237	1,491,670	2,656,276
Excess capital	1,110,457	1,125,586	1,914,755

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	35.71%	31.03%	31.31%
Average shareholders’ equity as a percentage of average total assets	20.67%	14.25%	16.24%
Total liabilities as a multiple of total stockholders’ equity	6.00	x	5.37	x	5.27	x
Cash as a percentage of total deposits	25.80%	18.11%	26.08%
Liquid assets as a percentage of total deposits(2)	53.69%	58.65%	61,92%
Loans as a percentage of total assets	32.68%	36.12%	45.00%

(1)	Average variance for December.

(2)	Liquid assets include cash, LEBACs, NOBACs, and interbank loans. Since 2004, we include overnight loans to highly rated companies.

We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2004, 2005, and 2006.

	As of December 31
	2004	2005	2006
	(in thousands of pesos)
Deposits
From the non-financial public sector	809,764	822,687	1,295,630
From the financial sector	4,445	5,208	5,078
From the non-financial private sector and residents abroad
Checking accounts	844,969	1,036,175	1,876,232
Savings accounts	729,234	1,100,633	2,097,362
Time deposits	2,588,546	3,222,011	4,380,981
Investment accounts(1)	48,598	29,826	18,836
Other(2)(3)	225,891	292,767	360,195
Accrued interest, adjustments and foreign exchange differences payable	67,550	56,019	36,703
Borrowing from Central Bank and financial institutions
Central Bank
for liquidity support(4)	266,746	—	—
Other(5)	235,621	217,511	386,089
Banks and international institutions	14,898	158,544	182,405
Financing received from Argentine financial institutions	70,262	42,259	68,158
Other-liability for future subscription of BODEN 2012	204,634	—	—
Subordinated corporate bonds	16,416	12,047	507,844
Shareholders’ equity	1,257,302	1,489,574	2,314,977
Total funding	7,384,876	8,485,261	13,530,490

(1)	Time deposits prepayable at the option of the depositor.

(2)	As of December 31, 2004 and 2005, deposits include Ps.245.7 million and Ps.88.1 million, respectively, for CEDROs.

(3)	Primarily includes CEDROs, expired time deposits, and judicial deposits.

(4)	On February 2, 2005, Nuevo Banco Suquía repaid the credit lines.

(5)
For 2004 and 2005 represents amounts borrowed by Nuevo Banco Suquía from the Central Bank to purchase bonds to deliver to depositors in exchange for their CEDROs. For 2006 also includes amounts attributable to Nuevo Banco Bisel.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See note 33 to the financial statements for the three years ended December 31, 2006 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.

Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are subjective or complex. Most accounting policies are not considered by management to be critical accounting. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in note 4 to our audited consolidated financial statements for the three years ended December 31, 2006.

Loan loss reserve

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Determining the loan loss reserve requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the loan loss reserve. Additional loan loss reserves could be required in the future.

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

Under the Central Bank Rules, a minimum loan loss reserve is calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer and housing loan borrowers. Although we are required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the Central Bank, we are allowed to establish additional loan loss reserves.

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

We register provisions after evaluating the loan portfolio in terms of delay (for consumer loans) or constant monitoring (for commercial loans). This process determines whether an increase or decrease in charges for non-performing loans is required based on our estimate of whether the credit is worsening or improving, or whether the loan is repaid. Our loan loss charges have been historically stable (absent the impact of the Argentine crisis), accommodating qualitative and quantitative changes in the composition of our loan portfolio. We believe that, as a result of the stabilization of the macroeconomic environment, there should not be substantial changes in the assumptions we will make to determine the allowances for loan losses. As a result, we do not believe that more current information will result in our actual results being materially different from our estimates, and therefore, we do not expect the provisions for loan losses to have a significant impact on our net income.

In addition, we have applied the following methods below to reconcile Central Bank Rules to U.S. GAAP.

Credit card loans

We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees past due over 180 days have been reserved at 50%, in accordance with Central Bank Rules. Under U.S. GAAP, the Bank adopted a policy to charge off loans which are 180 days past due.

Impaired loans—nonfinancial private sector and residents abroad

The Bank applies SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing U.S. GAAP adjustments. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

Interest recognition—non-accrual loans

The method applied to recognize income on loans is described in note 4.4.e of our audited consolidated financial statements for the years ended December 31, 2006. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt, generally after 90 days of being past due. Accrued interest remains on our books and is considered a part of the loan balance when determining the loan loss reserve.

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

Guaranteed loans

We acquired additional guaranteed loans in the market and also through the business combinations described in note 33 of our audited consolidated financial statements for the years ended December 31, 2006. The difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with PB 6—Amortization of Discounts on Acquired Loans. From 2005, the Bank apply SOP03-3 - “Accounting for certain Loans and Debt Securities Acquired in a transfer” for loans acqired.

Secured bonds

We have outstanding secured bonds to the Argentine government. Pursuant to Central Bank Rules, these loans do not require a loan loss reserve. However, beginning March 2003, Communiqué “A” 3,911 required these bonds to be valued at the lower of their book value or their net present value calculated using an increasing discount rate specified by such Communiqué and supplementary rules. For more information, see note 4 to our audited consolidated financial statements, for the years ended December 31, 2006.

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

Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment and given specific facts and circumstances. It is possible that others, given the same information, may at any point reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

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

For purposes of U.S. GAAP reporting, the Bank applies SFAS No. 109 “Accounting for U.S. Income Taxes.” Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. A valuation allowance is provided for the deferred tax assets to the extent that it is more likely than not that they will not be realized.

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

Negative goodwill, if any, is amortized under the straight-line method over 5 years or charged to income depending on the reasons therefor.

The Central Bank established the methods for disclosure and amortization of negative goodwill, as well as the treatment thereof in the merger process. Such amortization methods depend on the reasons that originated such negative goodwill and are summarized: (a) for differences between book and fair values of government securities and guaranteed loans over the period of convergence of these values; (b) for differences between book and current values of the loan portfolio during the effective period thereof; (c) for expected future losses, upon occurrence thereof; or (d) for differences between book and current values of nonmonetary assets, during the amortization period of these assets. Positive goodwill, if any, is amortized based on estimated useful life.

Under U.S. GAAP, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more entities and obtains control over that entity or entities. The acquisition of all or part of a financial institution that meets the definition of a business combination is accounted for by the purchase method.

The cost of an acquired entity shall be allocated to the assets acquired including intangible assets and liabilities based on their estimated fair values at the date of acquisition.

The difference between the purchase price and the fair value of the net assets acquired results in a negative goodwill or positive goodwill. The negative goodwill can be applied to reduce, on a pro rata basis, the amounts assigned to the noncurrent assets acquired and the surplus, if any, is charged to income for the year. Positive goodwill, if any, should be analyzed to determine whether it is amortizable and in which periods it is amortized, or if it continues not amortized but it is tested for impairment annually.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

At the end of fiscal 2006, we became the second private bank in shareholders’ equity terms, the fourth bank as to deposits and the fourth bank as to loans to the private sector, thus becoming the private network with the most branches in the interior of Argentina. This great spreading over Argentine regional economies and the sectors that are availing themselves of the economic recovery imply a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provides us with a source of growth and low costs in its deposit base.

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

We will continue with its diversification and atomization strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. It also intends to stress its presence in the assistance to small- and medium-sized enterprises, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, a complete range of corporate financial services will be offered, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of its customers. Please see “Item 5 - Operating and financial review and prospects - Principal trends affecting our business”.

E. Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see Note 31 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes.

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

F. CONTRACTUAL OBLIGATIONS

The following table represents our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of pesos)
Central Bank	386,089	69,063	126,811	126,811	63,404
Banks and international organizations	182,405	28,930	153,475	-	-
Financing received from Argentine financial institutions	68,158	27,721	4,630	6,527	29,280
Other	250,096	250,096	-	-	-
Subordinated corporate bonds	507,844	45,150	1,512	758	460,424
Total contractual cash obligations	1,394,592	420,960	286,428	134,096	553,108
Commercial commitments
Lines of credit	9,120	1,889	7,231	-	-
Guarantees	467,254	90,358	229,324	80,881	66,691
Standby letters of credit	91,607	27,587	63,018	241	761
Total commercial commitments	567,981	119,834	299,573	81,122	67,452

G. Recent Developments

Acquisitions of Nuevo Banco Bisel and merger of Nuevo Banco Suquía

For information about the acquisition of Nuevo Banco Bisel and the merger of Nuevo Banco Suquía, see "Item 4.A- Nuevo Banco Bisel" and "Item 4.A- Nuevo Banco Suquía", respectively.

Dividends

The Central Bank, through an authorization dated April 16, 2007, authorized the Bank to distribute dividends corresponding to the fiscal year ended December 31, 2006. See Item 8A - “Dividend Policy”.

Ordinary and extraordinary shareholders´ meeting

The ordinary and extraordinary shareholders´ meeting held on April 26, 2007 approved, among other things, (i) the documents prescribed by section 234, subparagraph 1 of Law 19,550, for the fiscal year ended December 31, 2006, (ii) the performance of our Board of Directors and of the actions taken by our Supervisory Committee, (iii) the remuneration of our Board of Directors, our Supervisory Committee and the Auditor for the fiscal year ended December 31, 2006, (iv) the appointment of the Auditor for the fiscal year to be ended December 31, 2007 and (v) distribute cash dividends corresponding to fiscal year 2006.

Directors

The ordinary and extraordinary shareholders’ meeting held on April 26, 2007 fixed at ten the number of regular directors and the number of alternate directors, at four. The ordinary and extraordinary shareholders’ meeting elected the following regular directors: Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Carlos Enrique Videla, Jorge Pablo Brito, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and the following alternate directors: Messrs. Mario Eduardo Bartolomé, Ernesto Eduardo Medina, Marcos Brito and Fernando Raúl García Pulles, and noted that Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Roberto Julio Eilbaum, Luis Carlos Cerolini, Jorge Pablo Brito, Mario Eduardo Bartolomé and Ernesto Eduardo Medina are non-independent directors and Messrs. Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Fernando Raúl García Pulles, are independent directors.

Supervisory Committee

The ordinary and extraordinary shareholders’ meeting held on April 26, 2007 fixed at three the number of regular members and of alternate members of the Supervisory Committee and elected the following persons as regular members for a term of a year of the Supervisory Committee: Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner; and as alternate members, Messrs. Alejandro Almarza, Horacio Della Roca and Alejandro Carlos Piazza.

New Debt

In December 2006, we issued a series of subordinated Tier 1 notes for the aggregate nominal amount of US$150 million due 2036 at a fixed rate of 9.75% for the first ten years and at LIBOR plus 7.11% for the following years. The notes are treated as capital for regulatory purposes. The proceeds from the placement of the notes will be used to make medium-term loans. In addition, in January 2007 we issued a US$150 million series of 10-year notes due 2017 at a fixed rate of 8.50% and in June 2007 we issued a US$ 100 million series of Argentine peso-linked notes due 2012 at a fixed rate of 10.75%. In addition, on June 4, 2007 our shareholders meeting approved the increase of the amount of our Program from US$ 400 million to US$ 700 million.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our board of directors, which is currently comprised of ten members and four alternate members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for one fiscal year. At the shareholders’ meeting on September 26, 2005, our shareholders adopted an amendment to our bylaws that modifies the term for service and the process of election of directors. According to the amendment, each director’s term will be three fiscal years. If the shareholders elect more than eight board members, each director will be re-elected as a staggered board. The shareholders will designate approximately one-third of the directors to be reelected one year later, one-third to be reelected two years later, and one-third to be reelected three years later. Each group must contain at least three directors. After the first term, directors shall be elected for three-year terms.

DUTIES AND LIABILITIES OF DIRECTORS

Under Argentine corporate law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to a corporation, the shareholders and third parties for the improper performance of their duties, for violating the law, the corporation’s bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the board of directors’ resolutions have intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

Under Argentine law, the board of directors is in charge of the management and administration of the Bank and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine corporate law, the Bank’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders meetings and for the performance of any particular task expressly delegated by the shareholders. In general, our board of directors is more involved in operating decision-making than might be customary in other jurisdictions.

BOARD OF DIRECTORS

The following table sets forth information about the members and alternate members of our board of directors as of December 31, 2006:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	54	2002	2008
Delfín Jorge Ezequiel Carballo	Vice Chairman	54	2002	2008
Jorge Pablo Brito	Director	26	2002	2008
Juan Pablo Brito Devoto	Director	46	2002	2007
Roberto Julio Eilbaum	Director	62	2002	2007
Luis Carlos Cerolini	Director	52	2002	2007
Fernando Andrés Sansuste	Director	54	2002	2006
Carlos Enrique Videla	Director	61	2002	2006
Alejandro Macfarlane	Director	41	2006	2006
Guillermo Eduardo Stanley	Director	58	2006	2006
Mario Eduardo Bartolomé	Alternate director	61	2004	2008
Ernesto Eduardo Medina	Alternate director	39	2002	2008

According to the resolution adopted by the shareholders meeting on April 26, 2007, currently the composition of our board of directors is the following:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	54	2002	2008
Delfín Jorge Ezequiel Carballo	Vice Chairman	54	2002	2008
Jorge Pablo Brito	Director	26	2002	2008
Juan Pablo Brito Devoto	Director	46	2002	2007
Roberto Julio Eilbaum	Director	62	2002	2007
Luis Carlos Cerolini	Director	52	2002	2007
Carlos Enrique Videla	Director	61	2002	2009
Alejandro Macfarlane	Director	41	2005	2009
Guillermo Eduardo Stanley	Director	59	2006	2009
Constanza Brito (*)	Director	25	2007	2009
Mario Eduardo Bartolomé	Alternate director	61	2004	2008
Ernesto Eduardo Medina	Alternate director	39	2002	2008
Marcos Brito (*)	Alternate director	24	2007	2008
Fernando Raúl García Pulles (*)	Alternate director	52	2007	2008

(*) It is pending the approval of the appointment by the Central Bank

The following family relationships exist within the board of directors: (i) Chairman Jorge Horacio Brito and Vice Chairman Delfín Jorge Ezequiel Carballo are brothers-in-law; (ii) Directors Jorge Pablo Brito and Marcos Brito are the sons of Chairman Jorge Horacio Brito and the nephews of vice chairman Delfín Jorge Ezequiel Carballo; and (iii) Chairman Jorge Horacio Brito and Director Juan Pablo Brito are cousins; (iv) Director Constanza Brito is the daughter of Chairman Jorge Horacio Brito and the niece of vice chairman Delfín Jorge Ezequiel Carballo; (v) Directors Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented and reports to our chief executive officer and our chief financial officer. In addition, we have the following committees comprised of different directors and senior management: internal audit committee, senior credit committee, executive committee and operations and systems committee.

The following table sets forth certain relevant information of our executive officers and our senior management as of December 31, 2006:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	54	2002
Delfín Jorge Ezequiel Carballo	Chief Financial Officer	54	2002
Juan Pablo Brito Devoto	Chief accounting officer	46	2002
Jorge Pablo Brito	Coordinator of the Executive Committee	27	2006
Guillermo Goldberg	Assistant general manager	49	2005
Jorge Francisco Scarinci	Head of investor relations and finance manager	36	2006
Julia Inés Carreras	Systems and technology manager	55	2005
Eduardo Roque Covello	Operational manager	49	2006
Alejandro Becka	Credit risk manager	36	2004
Mario Bartolomé	Administration manager	61	2002
Cármen Esther Estévez	Internal audit manager	49	2002
Ana M. M. Marcet	Credit portfolio manager	44	2002
Horacio Sistac	Corporate banking manager	50	2005
Miguel Gurfinkiel	Government portfolio manager	56	2006
Brian Anthony	Branch network manager	33	2005
Milagro Medrano	Planning and management control manager/Institutional relations manager	30	2002
María Begoña Pérez de Solay	Retail banking manager	35	2002
Francisco Martín Sguera	Legal manager	34	2005
Daniel Hugo Violatti	Accountancy and Tax manager	44	2003
Constanza Brito	Human Resources manager	25	2005

The following table sets forth certain relevant information of our current executive officers and our senior management:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	54	2002
Delfín Jorge Ezequiel Carballo	Chief Financial Officer	54	2002
Juan Pablo Brito Devoto	Chief accounting officer	47	2002
Jorge Pablo Brito	Coordinator of the Executive Committee	27	2006
Guillermo Goldberg	Assistant general manager	50	2005
Jorge Francisco Scarinci	Head of investor relations and finance manager	37	2006
Julia Inés Carreras	Systems and technology manager	56	2005
Eduardo Roque Covello	Operational manager	50	2007
Máximo Lanusse	Administration manager	33	2007
Cármen Esther Estévez	Internal audit manager	50	2002
Ana M. M. Marcet	Credit portfolio manager	46	2002
Horacio Sistac	Corporate banking manager	51	2005
Miguel Gurfinkiel	Government portfolio manager	56	2006
Brian Anthony	Branch network manager	34	2005
Milagro Medrano	Planning and management control manager/Institutional relations manager	30	2002
María Begoña Pérez de Solay	Retail banking manager	36	2002
Francisco Martín Sguera	Legal manager	34	2005
Daniel Hugo Violatti	Accountancy and Tax manager	45	2003
Constanza Brito	Human Resources manager	25	2005

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Republic of Argentina.

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our board of directors and the senior member of our credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos, or Argentine Bank Association, or ADEBA, and he was the vice-chairman of Asociación de Bancos Públicos y Privados de la Argentina, or Public and Private Banks Argentine Association, or ABAPPRA. He also serves as chairman of the board of directors of Nuevo Banco Suquía, Nuevo Banco Bisel, Banco del Tucumán, Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa, Banco del Tucumán and Inversora Juramento S.A. and director of Repsol Y.P.F.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our board of directors and a member of our senior credit committee. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the board of directors of Nuevo Banco Suquía, NuevoBanco Bisel, Inversora Juramento S.A., Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and Banco del Tucumán.

Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our board of directors, our internal audit committee and our operations and systems committee. He has been with our bank since December 1992. Mr. Brito Devoto holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Brito Devoto also serves as director of Nuevo Banco Suquía, Banco del Tucumán, Nuevo Banco Bisel, Macro Valores S.A., Sud Inversiones y Análisis S.A, and Red Innova Administradora de Fondos S.A..

Jorge Pablo Brito was born on June 29, 1979. He is a member of our board of directors, the coordinator of our executive committee, and a member of our senior credit committee and our operations and systems committee. He has been a member of the board since June 2002. Mr. Brito also serves as director of Nuevo Banco Suquía, Banco del Tucumán, Nuevo Banco Bisel, Macro Securities S.A. Sociedad de Bolsa, and Inversora Juramento S.A., and Macro Valores S.A. as vice chairman and as chairman of Macro Warrants S.A. and Red Innova Administradora de Fondos S.A.

Luis Carlos Cerolini was born on January 27, 1954. He is a member of our board of directors and has been a member of the board since April 2000. Mr. Cerolini holds a law degree and a masters in legal foreign affairs from the Law School of the National University of Córdoba in Argentina. Mr. Cerolini also serves as director of Nuevo Banco Suquía, Macro Warrants S.A. and Sud Inversiones y Análisis S.A. and as an alternate director of Banco del Tucumán and Nuevo Banco Bisel.

Guillermo Eduardo Stanley was born on April 27, 1948. He has worked for the Company since May 2005. He has been a member of our board of directors since May 2006 and his appointment is still pending the approval of the Central Bank. He is an independent member of our audit committee.

Roberto Julio Eilbaum was born on December 23, 1944. He is a member of our board of directors, and has been a member of the board since June 2002. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina. Mr. Eilbaum also serves as director of Nuevo Banco Suquía and Nuevo Banco Bisel and as alternate director of Banco del Tucumán.

Alejandro Macfarlane was born on August 16, 1965. He is a director and an independent member of our audit committee. Mr. Macfarlane has been on the board of directors since April 2005.

Carlos Enrique Videla was born on March 21, 1945. He is a member of our board of directors and an independent member of our audit committee and our internal audit committee. He has been a member of the board since December 1999. Mr. Videla holds a law degree from the Law School of the Catholic University of Argentina. Mr. Videla also serves as alternate director of Nuevo Banco Suquía and Nuevo Banco Bisel.

Fernando Raúl García Pulles was born on April 15, 1955. He has two legal titles, that of lawyer, and Doctor of Juridical Sciences, both granted by the Catholic University of Argentina. Mr. García Pulles served as Subprocurer for the nation’s treasury from 1991 to 1995.

Mario Eduardo Bartolomé was born on August 12, 1945. He is an alternate member of our board of directors and our administration manager. Mr. Bartolomé has served on the board of directors since July 2004.

Julia Inés Carreras was born on January 28, 1951. She is our systems and technology manager. She has been a member of our staff since November 2004. Ms. Carreras holds a scientific information technology engineering degree from the School of Science of the University of Buenos Aires in Argentina.

Ana María Magdalena Marcet was born on February 24, 1961. She is our credit portfolio manager, as well as the relations manager with the Central Bank. She has been a member of our staff since December 1996. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a masters in banking management from the University of CEMA, both located in Argentina.

Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our board of directors, and a member of our operations and systems committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina. Mr. Medina also serves as director of Nuevo Banco Bisel, Macro Securities S.A. Sociedad de Bolsa, MAE and Argenclear S.A. and as alternate director of Banco del Tucumán.

María Begoña Pérez de Solay was born on March 28, 1971. She is a member of our operations and systems committee and our retail banking manager. Ms. Pérez de Solay holds an architecture degree from the University of Belgrano in Argentina and a masters in business administration from the University of CEMA in Argentina.

Daniel Hugo Violatti was born on May 27, 1962. He is our accounting manager. He has been a member of our staff since December 1997. Mr. Violatti holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina.

Cármen Esther Estévez was born on April 28, 1957. She is our internal audit manager and a member of our internal audit committee. Ms. Estévez holds a public accountant degree and a masters degree in system audits from the School of Economics of the University of Buenos Aires in Argentina. She has been a member of our staff since October 1997.

Milagro Medrano was born on October 27, 1976. She is our planning and management control manager, our institutional relations manager and a member of our operations and systems committee. She is an alternate director of Banco del Tucumán. Ms. Medrano holds a business management degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.

Francisco Martín Sguera was born on July 14, 1972. He is our legal manager. Mr. Sguera holds a law degree from the School of Law of the University of Buenos Aires, as well as a masters in trusts and a masters in banking law from Austral University in Argentina. Mr. Sguera has been with us since December 1996.

Guillermo Goldberg was born on January 30, 1957. He is our Assistant general manager. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.

Horacio Sistac was born on March 7, 1956. He is our Corporate Banking manager. Mr. Sistac holds a public accounting degree from the Catholic University of Buenos Aires in Argentina. Mr. Sistac has been with us since September 2005.

Brian Anthony was born on April 17, 1973. He is our branch network manager. Mr. Anthony holds an engineering degree from the Catholic University of Buenos Aires in Argentina. Mr. Anthony has been with us since September 2005.

Jorge Francisco Scarinci was born on May 19, 1970. He is the head of investor relations and our finance manager. Mr. Scarinci holds a degree from the School of Economics of the University of Belgrano in Argentina and a masters in finance from the University of CEMA.

Constanza Brito was born on October 2, 1981. She is the Human Resources manager for the Bank. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005.

Eduardo Roque Covello was born on February 20, 1957. He is the Operations manager and a member of the Bank’s Operations and Systems Committee. He has been a member of our staff since January 1996.

Miguel Leon Gurfinkiel was born on December 13, 1950. He is the Government portfolio manager. He has been a member of our staff since April 2006.

Máximo Eduardo Lanusse was born on October 11, 1973. Mr. Lanusse holds a law degree at the University of Buenos Aires. He has been the Administration manager since February 2007.

Marcos Brito was born on October 5, 1982. He holds an economics degree from the Universidad Torcuato Di Tella.

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

The aggregate amount of compensation paid by us to all of our directors, alternate directors and senior management for the fiscal year 2006 was Ps.24.9 million.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices

Corporate Governance

As a listed company on the New York Stock Exchange ("NYSE"), we are required under the rules governing listed companies to (i) comply with SEC's requirements concerning audit committee, (ii) submit annual written afirmation to the NYSE and an Interim Written Annual Afirmation each time a change occurs in the Board of Directors or the Audit Committeee, and (iii) disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. Finally, and, (iv) our CEO must promptly notify the NYSE in writing after any executive officer becames aware of any material non-compliance with any of the applicable NYSE corporate governance rules. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.macro.com.ar.

Independence of the members of the board of directors and the supervisory committee

The members of the board of directors and the supervisory committee of a public company such as us must inform the CNV within ten days from the date of their appointment whether such members of the board of directors or the supervisory committee are “independent.” A director shall not be considered independent in certain situations, including where a director (i) owns a 35% equity interest in a company, or a lesser interest if such director has the right to appoint one or more directors of a company (hereinafter “significant participation”) or has a significant participation in a corporation having a significant participation in the company or a significant influence in the company; (ii) depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from, a company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence; (v) directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Fernando Raúl García Pulles qualify as independent members of the board of directors under these criteria.

For information on the expiration of current terms see "Item 6.A ."

For information on service contracts with directors providing benefits upon termination of employment see Item "6.B Compensation."

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

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2006:

Name	Position	Age	Year of Appointment	Current Term Ends
Ladislao Szekely	Syndic	53	2006	April 2007
Santiago Marcelo Maidana	Syndic	76	2006	April 2007
Herman Fernando Aner	Syndic	52	2006	April 2007
Alejandro Almarza	Alternate syndic	48	2006	April 2007
Horacio Della Rocca	Alternate syndic	53	2006	April 2007
Alejandro Carlos Piazza	Alternate syndic	52	2006	April 2007

According to the resolution adopted by the shareholders` meeting on April 26, 2007, currently the composition of our supervisory committee is the following:

Name	Position	Age	Year of Appointment	Current Term Ends
Ladislao Szekely	Syndic	53	2007	April 2008
Santiago Marcelo Maidana	Syndic	77	2007	April 2008
Herman Fernando Aner	Syndic	52	2007	April 2008
Alejandro Almarza	Alternate syndic	49	2007	April 2008
Horacio Della Rocca	Alternate syndic	53	2007	April 2008
Alejandro Carlos Piazza	Alternate syndic	52	2007	April 2008

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

Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as an alternate syndic of Nuevo Banco Suquía, Macro Securities S.A. Sociedad de Bolsa, Macro Valores S.A. and Sud Inversiones y Análisis S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Audit committee

Our audit committee is comprised of three directors, two of whom have independent status according to CNV Rules, and one alternate director, who is independent. The Argentine independence standards under CNV Rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.

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

The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2006:

Name	Position	Age	Year of Appointment	Status
Fernando Andrés Sansuste	Chairman	54	2006	Independent
Carlos Enrique Videla	Vice Chairman	62	2006	Independent
Alejandro Macfarlane	Member	41	2006	Independent
Hugo Raúl Garnero	Alternate Member	60	2006	Independent

The following table sets forth certain relevant information of the members of the audit committee as of May 31, 2007:

Name	Position	Age	Year of Appointment	Status
Carlos Enrique Videla	Chairman	62	2007	Independent
Alejandro Macfarlane	Vice Chairman	41	2007	Independent
Guillermo Eduardo Stanley	Member	59	2007	Independent
Fernando Raúl García Pulles	Alternate Member	52	2007	Independent

Committees reporting to the board of directors and to the CEO and the CFO

The following committees are under the supervision of our board of directors: the internal audit committee, the systems and operations committee, the senior credit committee and the executive committee.

Internal audit committee. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the relevant financial information and the audit committee’s reports.

The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2006:

Name	Position
Juan Pablo Brito Devoto	Director
Carlos Enrique Videla	Director (Independent)
Carmen Estévez	Internal audit manager

The following table sets forth certain relevant information of the members of the internal audit committee as of May 31, 2007:

Name	Position
Juan Pablo Brito Devoto	Director
Jorge Pablo Brito	Director
Carlos Enrique Videla	Director (Independent)
Carmen Estévez	Internal audit manager

Systems and operations committee. The systems and operations committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

The following table sets forth certain relevant information of the members of the systems and operations committee as of December 31, 2006 and May 31, 2007:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Goldberg	Deputy general manager
Julia Inés Carreras	Systems and technology manager
Eduardo Covello	Operations manager
Brian Anthony	Branch network manager
Milagro Medrano	Planning and management control manager
María Begoña Pérez de Solay	Retail banking manager
Daniel Hugo Violatti	Accountancy manager
Juan Jose Díaz	Systems Development Manager
Guillermo Powell	Technolgoy & IT Support Manager
Silvia Daniele	Organization & Methods Manager
Julio De Arteaga	Attached to the General Managemnent
Leandro Fernández Insausti	Head of Centralized Operating Coordination
Leonardo Ferreiro	Software Engineering Manager

Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps.1,000,000 and examines periodic reports related to our loan portfolio. On May, 2007 such amount was increased to Ps. 2.000.000.The following table sets forth certain relevant information of the members of the senior credit committee, as of December 31, 2006 and May 31, 2007:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director

Executive committee. The executive committee is responsible for the management of the business and affairs of the bank and its powers include to: (i) manage the business and affairs of the bank and all other matters delegated by the board of directors; (ii) develop the commercial, credit and financial policy of the bank subject to the goals approved by the board of directors; (iii) establish, maintain, eliminate, restructure or move the offices and areas of the administrative and operating organization of the bank; (iv) establish special committees and approve various operating structures and determine the scope of their functions and duties; (v) approve personnel, including to appoint the General Manager, Assistant Managers, Executive Vice Presidents and other Department Heads and Managers, and to set the amount of their remunerations, working terms and conditions and any other personnel policy measure, including promotions; (vi) propose the establishment, opening, moving or closing of branches, agencies or representatives in the country or abroad; and (vii) supervise the management of subsidiary companies and of the other companies that the bank holds a participating interest and to propose to the board of directors the incorporation, acquisition or total or partial sale of participating interests in companies in financial services.

The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2006 and May 31, 2007:

Name	Position
Jorge Horacio Brito	Chairman
Jorge Pablo Brito	Coordinator of the Executive Committee
Delfín Jorge Ezequiel Carballo	Member

D. Employees

As of December 31, 2006, we had 7,585 employees, 2,553 of whom worked at our headquarters and the remaining 5,032 at our branches. At December 31, 2006, approximately 97% of our employees were represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our union and non-union employees and have never experienced a work stoppage. In connection with our acquisitions of Nuevo Banco Suquía and Nuevo Banco Bisel we agreed not to lay off Nuevo Banco Suquía and Nuevo Banco Bisel employees; however, unplanned layoffs occurred, not related to severance plans but to the normal course of business and the bank’s personnel policies. The payments related to the layoffs were immaterial.

	As of December 31,
Employees	2004	2005	2006
Headquarters	1,594	1,782	2,553
Branches	3,178	3,272	5,032
Total	4,772	5,054	7,585	(1)

(1) Includes 2,474 from Banco del Tucumán and Nuevo Banco Bisel

E. Share Ownership

The persons who are currently members of our board of directors, our supervisory committee or are our senior management held as a group 257,364,527 shares of our capital stock as of December 31, 2006. This represented approximately 37.63% of our outstanding capital stock as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto and Carlos Enrique Videla, no member of our board of directors, the supervisory committee or senior management beneficially owned shares as of December 31, 2006.

The following table sets forth the beneficial ownership of our shares by the members of our board of directors, our supervisory committee and members of senior management:

Shareholder Name	Number of shares owned	Percentage of capital stock(%)	Percentage of Voting rights(%)
Jorge Horacio Brito	135,493,800	19.81%	21.49%
Delfín Jorge Ezequiel Carballo	121,172,778	17.72%	19.31%
Juan Pablo Brito Devoto	691,999	0.10%	0.25%
Carlos Enrique Videla	5,874	0.00%	0.00%
Fernando Andrés Sansuste	76	0.00%	0.00%
Total	257,364,527	37.63%	41.05%

Additionally, the persons who are currently members of our board of directors, our supervisory committee or are our senior management held as a group 244,364,527 shares of our capital stock as of May 31, 2007. This represented approximately 35.79% of our outstanding capital stock as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Cerolini and Carlos Enrique Videla, no member of our board of directors, the supervisory committee or senior management beneficially owned shares as of May 31, 2007.

The following table sets forth the beneficial ownership of our shares by the members of our board of directors, our supervisory committee and members of senior management, as of May 31, 2007:

Shareholder Name	Number of shares owned	Percentage of capital stock(%)	Percentage of Voting rights(%)
Jorge Horacio Brito	129,029,653	18.87%	20.61%
Delfín Jorge Ezequiel Carballo	114,910,758	16.80%	18.45%
Juan Pablo Brito Devoto	691,999	0.10%	0.25%
Luis Carlos Cerolini	112,100	0.02%	0.02%
Carlos Enrique Videla	5,874	0.00%	0.00%
Total	244,750,384	35.79%	39.33%

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of December 31, 2006, we had 683,943,437 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 672,707,767 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of December 31, 2006, we had 5,025 holders of record of our shares.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2006:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
Jorge Horacio Brito	5,292,143	130,201,657	135,493,800	19.81%	21.49%
Delfín Jorge Ezequiel Carballo	4,895,416	116,277,362	121,172,778	17.72%	19.31%
Other Shareholders	1,048,111	426,228,748	427,276,859	62.47%	59.20%
Total	11,235,670	672,707,767	683,943,437	100.0%	100%

Additionally, as of May 31, 2007, we had 683,943,437 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 672,707,767 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of May 31, 2007, we had 5,258 holders of record of our shares.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of May 31, 2007:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
Jorge Horacio Brito	5,292,143	123,737,510	129,029,653	18.87%	20.61%
Delfín Jorge Ezequiel Carballo	4,895,416	110,015,342	114,910,758	16.80%	18.45%
Other Shareholders	1,048,111	438,954,915	440,003,026	64.33%	60.94%
Total	11,235,670	672,707,767	683,943,437	100.0%	100.0%

The table below represents the evolution of our capital stock and the material changes in equity participation of the controlling shareholders, in both cases, since June 30, 2002.

Date	Capital Stock (Ps.)	Event	Controlling Shareholders
June 30, 2002	64,410,357	Capital increase	Banco Macro S.A. 59.58%

January 31, 2003	455,242,646	Capitalization of irrevocable capital contributions	Banco Macro S.A. 81.23%

December 31, 2003	608,943,437	Merger with Banco Macro S.A.	Jorge H. Brito 30.93%
			Delfín Jorge Ezequiel Carballo 25.73%
			Fernando Andrés Sansuste 11.75%
			Juan Pablo Brito Devoto 2.12%

March 23, 2006	683,943,437	Capital Increase	Jorge H. Brito 18.9%
			Delfín Jorge Ezequiel Carballo 16.7%
			Fernando Andrés Sansuste 7.6%
			Juan Pablo Brito Devoto 1.3%

May 12, 2006	683,943,437	Transference of shares	Jorge H. Brito 21.64%
			Delfín Jorge Ezequiel Carballo 19.56%
			Juan Pablo Brito Devoto 1.27%

May 31, 2007	683,943,437	Transference of shares	Jorge H. Brito 18.87% (1)
			Delfín Jorge Ezequiel Carballo 16.80% (1)
			Juan Pablo Brito Devoto 0.10% (1)

(1) Monthly movements mainly from November 2006.

B. Related party transactions

We are not party to any transactions with, and have not made any loans to, any of our directors, key management personnel or other related persons, nor are there any proposed transactions with such persons, except for those permitted by applicable law. Some of our directors have been involved in certain credit transactions with us. The Argentine Corporate law and Central Bank regulations allow directors of a corporation to enter into a transaction with such corporation if the transaction is in line with prevailing market practice. Additionally, lending to persons or entities affiliated with us is subject to the regulations of the Central Bank. These regulations set limits on the amount of credit that can be extended to affiliates based on, among other things, a percentage of our adjusted shareholders’ equity.

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

For the years ended December 31, 2006, 2005 and 2004, an aggregate of Ps.37.0 million, Ps.92.6 million and Ps.66.8 million, respectively, in financial assistance granted by us (credit, including guarantees granted) was outstanding to related parties. “Related parties” is defined as our directors, our senior officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated. The single largest amount of financial assistance outstanding as of December 31, 2006 was Ps.9.8 million to Desarrollo Alpha S.A.

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

Dividend Policy

Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.

The following table sets forth the cash dividends paid to our shareholders in 2004, 2005, 2006 and 2007. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in pesos)	Aggregate Dividend Payment (in millions of pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6

Central Bank and contractual limitations on distribution of dividends

The Central Bank has imposed restrictions to the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent, which were analyzed on case-by-case basis until November of 2006.

The Central Bank has eased these restrictions through Communication “A” 4589, as amended by Communication “A” 4591, by providing for a mechanism for the calculation of distributable profits of the financial institutions.

The Superintendency of Financial Institutions will review the ability of the bank to distribute dividends upon the bank’s requests for its approval. Such request has to be filed within 30 business days prior to the shareholders meeting that will resolve the approval of the annual financial statements. The Superintendency of Financial Institutions will authorize the distribution of dividends when none of the following circumstances are verified during the month preceding the request for the payment of dividends

(i)	we are subject to a liquidation procedure or the mandatory transfer of assets by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;

(ii)	we are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003);

(iii)	we are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; or

(iv)	we are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

By means of an authorization dated April 18, 2005, the Central Bank approved the distribution of dividends corresponding to our fiscal year ended December 31, 2004. Through another authorization dated April 21, 2006, the Central Bank approved the distribution of dividends corresponding to our fiscal year ended December 31, 2005. The Central Bank, through an authorization dated April 16, 2007, authorized the Bank to distribute dividends corresponding to the fiscal year ended December 31, 2006.

Additional regulatory and contractual restrictions exist which effect the distribution of earnings that are included in Note 15 of our consolidated Financial Statements as of December 31, 2006.

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

Legal reserve requirement

According to the Argentine financial institutions law, or the FIL, and Central Bank regulations, we are required to maintain a legal reserve of 20% of our yearly income plus or minus prior-year adjustments and minus the accumulated loss at the prior year closing period. The legal reserve is not available for distribution to shareholders. Under Argentine corporate law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement, (ii) to pay the accrued fees of the members of the board of directors and statutory supervisory committee; (iii) to pay fixed dividends, which are applied first to pending and unpaid dividends and holders of preferred stock (if applicable); (iv) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders' meeting; and (v) the remainder of the net income for the year may be distributed as dividends on common stock or as otherwise decided by our shareholders at the annual ordinary shareholders' meeting.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low market prices in pesos for our Class B shares on the Buenos Aires Stock Exchange for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low
2007:
January	10.20	8.95
February	12.30	10.00
March	11.50	9.15
April	11.45	10.55
May	11.75	10.60
June	11.05	9.80

2006:
1st quarter	7.00	5.32
2nd quarter	7.37	5.75
3rd quarter	6.65	5.72
4th quarter	9.51	6.60

2005:
1st quarter	4.35	3.47
2nd quarter	4.28	3.58
3rd quarter	5.31	3.60
4th quarter	5.45	4.65
December	5.45	4.66

2004:
1st quarter	3.69	2.51
2nd quarter	3.48	2.19
3rd quarter	3.33	2.68
4th quarter	3.76	3.12

Source: Buenos Aires Stock Exchange Bulletin.

Banco Macro and Banco Bansud merged in December 2003 and began trading on December 24, 2003 under the symbol “BSUD.” In January 2002, we acquired a controlling interest in the former Banco Bansud, but the shares of the two banks traded separately until their merger.

The table below sets forth the high and low market prices in pesos for the common shares of Banco Macro on the Buenos Aires Stock Exchange for the periods indicated:

Banco Macro

	Ps. per Share
	High	Low
2003:
1st quarter	17.20	16.00
2nd quarter	28.70	20.00
3rd quarter	30.50	26.00
4th quarter	41.30	30.00

2002:
1st quarter	—	—
2nd quarter	4.10	3.40
3rd quarter	—	—
4th quarter	17.60	10.00

2001:
1st quarter	4.25	4.50
2nd quarter	4.00	4.00
3rd quarter	4.00	3.40
4th quarter	3.40	3.40

Source: Buenos Aires Stock Exchange Bulletin.

The table below sets forth the high and low market prices in pesos for the Class B shares of Banco Bansud on the Buenos Aires Stock Exchange for the periods indicated:

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

	US$. per ADS
Banco Macro	High	Low
2007:
January	33.70	29.30
February	38.66	33.99
March	37.47	30.53
April	37.90	34.15
May	39.00	34.83
June	36.30	31.67

2006:
1st quarter	23.35	21.60
2nd quarter	24.69	18.70
3rd quarter	21.50	18.35
4th quarter	31.96	21.35

Source: Reuters

B. Plan of Distribution

Not applicable.

C. Markets

Our Class B shares are currently traded on the Buenos Aires Stock Exchange under the symbol ‘BMA’. Additionally, our ADSs are trading on the NYSE since March 24, 2006 under the symbol "BMA."

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

As of December 31, 2006, our capital stock consists of Ps.683,943,437, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 672,707,767 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.

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

Shareholders' liability

Shareholders' liability for losses of a company is limited to the value of their shareholdings in the company. Under Argentine corporate law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company's bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also ‘‘Risk Factors—Our shareholders may be subject to liability for certain votes of their securities’’.

Redemption and rights of withdrawal

Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders' meeting. Any shares so redeemed must be cancelled by us. Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs. Appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except when the resolution was to delist our stock or to continue following a mandatory delisting, in which case the payment period is reduced to 60 days from the resolution date.

Preemptive and accretion rights

In the event of a capital increase, a holder of existing common shares of a given class has a preemptive right to subscribe for a number of shares of the same class sufficient to maintain the holder's existing proportionate holdings of shares of that class.

In addition, shareholders are entitled to the right to subscribe on pro-rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering, known as accretion rights.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to Argentine corporate law, in the case of public companies, such 30-day period may be reduced to a minimum of ten days if so approved by the company's shareholders at an extraordinary shareholder's meeting.

Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

Voting rights

Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders and Class B shares entitle the holders thereof to one vote per share. However, according to Argentine corporate law, shares entitle the holder to only one vote per share to vote the approval of: an early dissolution, a merger or spin-off when we are not the surviving entity, a reduction of capital stock and redemption of shares, a transformation from one type of entity to another, a limitation of shareholders' preemptive rights, a transfer of our domicile outside Argentina, and a fundamental change of our corporate purpose set forth in our bylaws. In such cases Class A shares are entitled to only one vote per share and Class B shares are entitled to only one vote per share. In addition, pursuant to Argentine applicable law, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share.

Registration requirements of foreign companies that hold Class B shares directly

Under Argentine regulations, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the IGJ to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder's main activity is conducted outside of Argentina.

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

Ordinary and extraordinary meetings

Shareholders' meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporation Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the statutory audit committee and election and remuneration of directors and members of the statutory audit committee. In addition, pursuant to Decree 677/2001, at an ordinary shareholders' meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders' equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders' meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation of shareholders' preemptive rights.

Notices of meetings

Notices of shareholders' meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders' meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders' meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders' meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

Quorum and voting requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a second meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders' meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a second meeting may be held, for which the quorum is 20% of the shares entitled to vote.

Action may be taken at extraordinary shareholders' meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes non-voting preferred shares shall have voting rights), without application of multiple votes, is required at both the first and second meeting for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) our anticipated dissolution, (iv) the total or partial redemption of shares, (v) our merger or spin-off, if we are not the surviving entity, or (vi) the transformation of our corporate legal status, in which cases resolutions shall be adopted by the affirmative vote of the majority of shares with the right to vote. Preferred shares will be entitled to one vote in this circumstances.

Shareholders' meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders' meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores S.A. at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the statutory audit committee, officers or employees.

Election of directors

Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for one fiscal year. At the shareholders' meeting on September 26, 2005, any director so appointed will serve for one fiscal year. At the shareholders' meeting on September 26, 2005, our shareholders adopted an amendment to our bylaws that modifies the term for service and the process of election of directors. According to the amendment, each director's term will be three fiscal years. If the shareholders elect more than eight board members, each director will be re-elected as a staggered board. At the time of the first annual meeting after the approval of the amendment in which the shareholders decide to elect more than eight board members, the shareholders will designate approximately one-third of the directors to be reelected one year later, one-third to be reelected two years later, and one-third to be reelected three years later. Each group must contain at least three directors. After the first term, directors shall be elected for three-year terms.

Anti-takeover provisions

Our bylaws do not contain any provision that would (i) oblige us to disclose information regarding our shareholders; (ii) have the effect of delaying, deferring or preventing a change in control, the last of which may happen only in the event of a merger, acquisition or public offering for acquisition.

Form and transfer

Our current capital stock is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores in the stock registry of the company carried by Caja de Valores or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores, or with the participants of the Caja de Valores. Caja de Valores is in charge of maintaining a stock registry on our behalf based on information received from shareholders that chose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores, and in accordance with Argentine law only those holders listed in the stock registry either directly or through participants of the Caja de Valores will be recognized as shareholders. Shares held by participants of the Caja de Valores have the same rights as shares recorded in our shareholders' register.

C. Material Contracts

None.

D. Exchange controls

Exchange rates

On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the peso to float. The shortage of U.S. dollars and their heightened demand caused the peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80 per US$1.00 to an exchange rate of Ps.3.0785 per US$1.00 at May 31, 2007.

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

	Exchange Rates(1)
	High	Low	Average(2)	Period-end
2002	3.8675	1.0000	2.9785	3.3630
2003	3.3625	2.7485	2.9493	2.9330
2004	3.0718	2.8037	2.9424	2.9738
2005	3.0523	2.8592	2.9230	3.0315
2006	3.1072	3.0305	3.0741	3.0695
January 2007	3.1068	3.0553	3.0850	3.1063
February 2007	3.1058	3.0975	3.1026	3.1010
March 2007	3.1060	3.0963	3.1010	3.1007
April 2007	3.1008	3.0808	3.0891	3.0898
May 2007	3.0852	3.0727	3.0800	3.0785
June 2007	3.0932	3.0722	3.0793	3.0908
2007 through June 2007	3.0996	3.0791	3.0895	3.0945

(1)	Until June 2002, asked closing quotations as quoted by Banco de la Nación Argentina. Since July 2002, the reference exchange rate as published by the Central Bank.

(2)	Based on daily averages.

Exchange controls

In 2001 and 2002 and until February 7, 2003, the Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions.

However, in June 2005, the Argentine government imposed certain additional restrictions on inflows and outflows of foreign currency to the Argentine foreign exchange market. New indebtedness and debt refinancings with non-Argentine residents from the private sector entered in the local foreign exchange market must have a term of at least 365 calendar days.

Additionally, the regulation prohibits the prepayment of such indebtedness before the expiration of such term, irrespective of the payment method and whether or not liquidation includes a foreign exchange trade in the local market. The following transactions are exempted from this restriction: (i) foreign trade financings; (ii) primary debt security issuances through public offerings and listed on self-regulated markets; and (iii) the income of foreign financial indebtedness, provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used for the purchase of foreign currency to cancel principal on foreign debt and/or to invest in long term foreign assets; or (b) they are agreed to and settled in an average term of not less than two years, including payments of the principal and interest contemplated in the calculation, and to the extent they are applied to invest in non-financial assets, as defined by the Central Bank.

As a result, any inflow of funds to the local foreign exchange market arising from, but not limited to: (i) foreign indebtedness, except in the above-mentioned instances; (ii) primary stock issuances of companies residing in Argentina not made pursuant to public offerings and not listed on self-regulated markets, to the extent they do not constitute direct investments; (iii) non-residents’ portfolio investments to hold Argentine currency and assets and liabilities in the financial and non-financial private sector, to the extent that they do not arise from the primary subscription of debt securities issued pursuant to a public offering and listed on a self-regulated market and/or the primary subscription of stock of companies residing in Argentina pursuant to a public offering and listed on a self-regulated market; and (iv) non-residents’ portfolio investments to purchase any right on securities issued by the public sector in the over-the-counter market, must comply with the following requirements, among others:

(1) fund inflows may only be transferred out of the local foreign exchange market upon the lapse of a term of 365 calendar days as from the date on which the funds entered the country; and

(2) the placement of a nominative, non-transferable and non-compensated deposit in an amount equal to the 30% of the amount involved in the transaction for a term of 365 calendar days, pursuant to the terms and under the conditions established in the applicable regulations.

As of the date hereof, original maturity of certain debt securities issued pursuant to a primary public offering and listed on a self-regulated market shall be exempt from the minimum stay period of 365 calendar days for purposes of purchasing foreign currency to repay such debt. These restrictions do not apply to the proceeds received by us from the issuance and sale of notes under this program.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular holder, and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

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

A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, the dividends we pay should generally constitute “passive income,” or in the case of certain U.S. holders, “financial services income,” and, for taxable years beginning after December 31, 2006, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the common shares will be treated as foreign source income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the common shares. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS.

Taxation of Capital Gains. Deposits and withdrawals of Class B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Argentine tax) on the taxable disposition and such U.S. holder's adjusted basis in the Class B shares or the ADSs. Capital gains of certain non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation. For example, for capital assets held for over one year, the maximum rate of tax under current law generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

If Argentine withholding tax is imposed on the sale or disposition of Class B shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Argentine withholding tax. The availability of U.S. foreign tax credits for these Argentine taxes and any Argentine taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. In particular, because any gain from the sale or other disposition of Class B Shares or ADSs generally will be treated as U.S. source income, a U.S. holder may not be able to fully utilize its U.S. foreign tax credits in respect of such Argentine withholding taxes unless such U.S. holder has other income from foreign sources. U.S. holders are urged to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, Class B shares or ADSs.

Passive Foreign Investment Companies. U.S. holders should carefully consider the discussion below regarding our potential treatment as a PFIC for U.S. federal income tax purposes.

In general, if during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive" income, or the average value during a taxable year of the ‘‘passive assets’’ of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation's assets, the corporation will be treated as a PFIC under U.S. federal income tax law. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business.

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

If we are treated as a PFIC for any taxable year, a U.S. holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Class B shares or ADSs, and (b) any ‘‘excess distribution’’ made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Class B shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the Class B shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder's holding period for the Class B shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder's holding period for the Class B shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income.

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

A U.S. holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the Class B shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. holder would be allowed an ordinary deduction for any decrease in the value of Class B shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included market-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of Class B shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. holder's tax basis in Class B shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime.

A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. holder during which the Class B shares or ADSs are regularly traded on a qualifying exchange, unless revoked with the IRS's consent.

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

Information Reporting and Backup Withholding. Information reporting requirements will apply to dividends in respect of the Class B shares or ADSs or the proceeds from the sale, exchange, or redemption of the Class B shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). A 28% backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Market Risk

Market risk is the risk of loss arising from fluctuations in financial markets variables such as interest rates, foreign exchange rates and other rates or prices. This risk is a consequence of our lending, trading and investments businesses and mainly consists of interest rate risk, foreign exchange risk.

We evaluate, upgrade and improve market risks measurements and controls on a daily basis. In order to measure significant market risks (whether they arise in trading or non-trading portfolios) we use the value at risk methodology (“VaR”).

This methodology is based on statistical methods that take into account many variables that may cause a change in the value of our portfolios, including interest rates, foreign exchange rates, securities prices, volatility and any correlation among them.

VaR is an estimation of potential losses that could arise from reasonably likely adverse changes in market conditions. It expresses the maximum amount of loss expected (given confidence interval) over a specified time period, or “time horizon,” if that portfolio were held unchanged over that time period.

All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaR´s models is therefore continuously monitored. As calculated by Banco Macro, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a five-day horizon at a one-tailed 99% confidence interval. We assume a five day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison.

The following table and graph shows the 5-day 99% confidence VaR for Banco Macro combined trading portfolios for 2006 (in million Pesos):

2006
Minimum	21.1
Maximum	60.5
Average	43.2
As of December 31, 2006	60.5

In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. The main source of our VaR is the fixed income securities.

Interest Rate Risk

Interest-rate risk is the effect on our net interest income of the fluctuations of market interest rates. Sensitivity to interest rate arises in our normal course of business as the repricing characteristics of its interest-earning assets do not necessarily match those of its interest-bearing deposits and other borrowings. The repricing structure of assets and liabilities is matched when an equal amount of assets and liabilities reprice for any given period. Any excess of assets or liabilities over these matched items results in a gap or mismatch.

Our interest rate sensitivity analysis measures the risk arising from the different sensitivity of assets and liabilities when interest rate changes occur (“duration” approach). It covers all the assets and liabilities excluding tradable portfolios

In this case our VaR model or maximum potential loss in the net economic value of the portfolio of assets and liabilities due to interest rate risk increases, considers a 3-month horizon and with a confidence level of 99%.

Our methodology also captures the real interest rate risk, that is the risk arising from the mismatch produced as a consequence of an imperfect correlation between inflation rate movements and financing interest rate variations.

The following chart shows the 3-month 99% confidence VaR for Banco Macro combined interest rate position for 2006 (in million Pesos):

2006
Minimum	3.9
Maximum	71.1
Average	26.3
As of December 31, 2006	16.4

Foreign Exchange Risk

The following chart shows the VaR for Banco Macro combined foreign exchange position for 2006 (in million Pesos):

2006
Minimum	1.2
Maximum	4.4
Average	2.6
As of December 31, 2006	3.1

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for non-accelerated filers.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The board of directors has determined that Guillermo Eduardo Stanley, independent member of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”.

Item 16B. Code of Ethics

In addition to the general code of ethics that applies to all of our employees, we have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions. The text of our code of ethics for our principal executive officers and principal financial and accounting officer and controller is posted on our web site at: www.macro.com.ar.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2006 are detailed below.

	For the year ended December 31,
Thousands of Pesos	2005	2006

Audit Fees	4,697	6,681
Audit Related Fees	88	550
All Other Fees	75	228
Total	4,860	7,459

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

Item 18. Financial Statements

See pages F-1 through F-118 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Amended and Restated Bylaws of Banco Macro S.A., as amended April 28, 2006.

2.1
Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by Banco Macro S.A. on March 20, 2006 (File No. 333-130901).

8	See Note 4.1 to our financial statements for information regarding our subsidiaries.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herein.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Jorge Horacio Brito
Name: Jorge Horacio Brito
Title: Chief Executive Officer

Date: July 13, 2007

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2006, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of NUEVO BANCO BISEL S.A., a consolidated subsidiary, which statements reflect total assets of thousand of Ps. 2,867,936 as of December 31, 2006, and net income of thousand of Ps. 65,079 for the period from August 11, 2006 (acquisition date) through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NUEVO BANCO BISEL S.A., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Bank’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in accordance with the accounting principles prescribed by the Central Bank of Argentine Republic applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements).

City of Buenos Aires,

July 12, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. Member of Ernst & Young Global NORBERTO M. NACUZZI Partner

Report of Independent Registered Public Accounting Firm

To the Shareholders’ and
the Board of Directors of
Nuevo Banco Bisel S.A.

We have audited the accompanying balance sheet of Nuevo Banco Bisel S.A. (the “Bank”) as of December 31, 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the 143 days period from August 11, 2006 through December 31, 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nuevo Banco Bisel S.A. at December 31, 2006 and the results of their operations and their cash flows for the period from August 11, 2006 through December 31, 2006, in conformity with Argentine Central Bank (“BCRA”) accounting rules.

As described in Note 31 to the financial statements, BCRA accounting rules differ in certain significant respects from, and is a comprehensive basis of accounting other than, accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of the differences between BCRA accounting rules and US GAAP is presented in Note 31 to the financial statements.

Price Waterhouse & Co. S.R.L.
Marcelo Trama
Partner

Buenos Aires, Argentina
July 11, 2007.

Note: The financial statements of Nuevo Banco Bisel S.A. referred to in the report above have not been included in this 20-F.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005
(Stated in thousands of pesos)

	2006	2005
ASSETS

CASH
Cash on hand	564,191	346,504
Due from banks and correspondents	2,062,609	842,518
Other	108	107
	2,626,908	1,189,129

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts	-	105,416
Holdings for trading or financial intermediation	304,065	164,786
Unlisted government securities	13,441	198,358
Instruments issued by the Central Bank of Argentina	2,787,019	2,463,102
Investments in listed private securities	118,459	59,902
Less: Allowances	(29)	(512)
	3,222,955	2,991,052

LOANS
To the non-financial government sector	774,273	645,342
To the financial sector	436,930	80,511
To the non-financial private sector and foreign residents
Overdrafts	1,103,270	432,772
Documents	543,734	433,748
Mortgage loans	426,138	298,060
Pledged loans	300,949	230,321
Personal loans	1,431,105	476,917
Credit cards	497,872	241,344
Other	1,131,315	779,237
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	101,744	72,861
Less: Unposted payments	(139)	(6,050)
Less: Unearned discount	(11,505)	(10,411)
Less: Allowances	(208,581)	(247,532)
	6,527,105	3,427,120

OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	119,954	99,672
Amounts receivable from spot and forward sales pending settlement	213,605	395,980
Securities and foreign currency receivable from spot and forward purchases pending settlement	140,717	236,609
Premiums on options taken	868	32
Unlisted corporate bonds	12,661	927
Other receivables not covered by debtors classification regulations	557,870	326,658
Receivables from forward transactions without delivery of underlying asset	110	6
Other receivables covered by debtors classification regulations	47,108	48,516
Less: Allowances	(178,319)	(27,600)
	914,574	1,080,800

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005
(Stated in thousands of pesos)

	2006	2005
ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	282,129	146,265
Less: Allowances	(3,489)	(1,470)
	278,640	144,795

INVESTMENTS IN OTHER COMPANIES
In financial institutions	429	423
Other	11,116	14,586
Less: Allowances	(1,172)	(1,304)
	10,373	13,705

OTHER RECEIVABLES
Receivables from sale of assets	26,330	10,747
Minimum presumed income tax - Tax credit	47,780	53,593
Other	155,038	114,149
Accrued interest and adjustments receivable from sale of assets	302	11,767
Other accrued interest and adjustments receivable	66	48
Less: Allowances	(36,153)	(18,246)
	193,363	172,058

BANK PREMISES AND EQUIPMENT, NET	336,251	223,540

OTHER ASSETS	202,765	174,659

INTANGIBLE ASSETS
Goodwill	81,164	1,646
Organization and development costs, including amparos	110,015	68,445
	191,179	70,091

ITEMS PENDING ALLOCATION	859	873

TOTAL ASSETS	14,504,972	9,487,822

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005
(Stated in thousands of pesos)

	2006	2005
LIABILITIES

DEPOSITS
From the non-financial government sector	1,295,630	822,687
From the financial sector	5,078	5,208
From the non-financial private sector and foreign residents
Checking accounts	1,876,232	1,036,175
Savings accounts	2,097,362	1,100,633
Time deposits	4,380,981	3,222,011
Investment accounts	18,836	29,826
Other	360,195	292,767
Accrued interest, adjustments, foreign exchange and quoted price differences payable	36,703	56,019
	10,071,017	6,565,326

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina - Other	386,089	206,352
Banks and international institutions	176,687	154,006
Amounts payable for spot and forward purchases pending settlement	132,434	108,682
Securities and foreign currency to be delivered under spot and forward sales pending settlement	217,066	429,714
Premiums on options sold	868	18
Financing received from Argentine financial institutions	47,982	25,154
Payables for forward transactions without delivery of underlying asset	-	64
Other	250,091	186,371
Accrued interest, adjustments, foreign exchange and quoted price differences payable	25,899	32,802
	1,237,116	1,143,163

OTHER LIABILITIES
Dividends payable	662	-
Profesional fees	9	-
Other	188,260	98,628
	188,931	98,628

PROVISIONS	104,870	178,150

SUBORDINATED CORPORATE BONDS	507,844	12,047

ITEMS PENDING ALLOCATION	2,052	854

MINORITY INTEREST IN SUBSIDIARIES	78,165	80

TOTAL LIABILITIES	12,189,995	7,998,248

SHAREHOLDERS' EQUITY	2,314,977	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,504,972	9,487,822

The accompanying notes 1 through 33 to the consolidated financial statements are an integral part of these statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

MEMORANDUM ACCOUNTS
(Stated in thousands of pesos)

	2006	2005
DEBIT-BALANCE ACCOUNTS
Contingent
- Loans borrowed (unused amounts)	-	164,709
- Guarantees received	2,718,097	1,848,718
- Other not covered by debtors classification regulations	459	-
- Contingent debit-balance contra accounts	567,981	185,631
	3,286,537	2,199,058

Control
- Receivables classified as irrecoverable	879,769	818,433
- Other (see note 11.2)	5,028,310	2,920,865
- Control debit-balance contra accounts	133,044	82,050
	6,041,123	3,821,348

Derivatives
- Notional value of call options taken	159,804	-
- Notional value of put options taken	50,649	120,923
- Notional value of forward transactions without delivery of underlying asset	-	15,301
- Derivative debit-balance contra accounts	364,322	288,512
	574,775	424,736

Trust activity
- Trust funds (see note 13.)	430,735	-
	430,735	-

TOTAL	10,333,170	6,445,142

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

MEMORANDUM ACCOUNTS
(Stated in thousands of pesos)

	2006	2005
CREDIT-BALANCE ACCOUNTS

Contingent
- Unused portion of loans granted covered by debtors classification regulations	(9,120)	(20,118)
- Guarantees provided to the Central Bank of Argentina	(180,908)	-
- Other guarantees provided covered by debtors classification regulations	(243,057)	(94,402)
- Other guarantees provided not covered by debtors classification regulations	(43,289)	(1,474)
- Other covered by debtors classification regulations	(91,607)	(69,637)
- Contingent credit-balance contra accounts	(2,718,556)	(2,013,427)
	(3,286,537)	(2,199,058)

Control
- Checks to be credited	(133,044)	(82,050)
- Control credit-balance contra accounts	(5,908,079)	(3,739,298)
	(6,041,123)	(3,821,348)

Derivatives
- Notional value of call options sold	(91,071)	(120,886)
- Notional value of put options sold	(245,675)	(112,423)
- Notional value of forward transactions without delivery of underlying asset	(27,576)	(55,203)
- Derivatives credit-balance contra accounts	(210,453)	(136,224)
	(574,775)	(424,736)

Trust activity
- Trust activity credit-balance contra accounts	(430,735)	-
	(430,735)	-

TOTAL	(10,333,170)	(6,445,142)

The accompanying notes 1 through 33 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Stated in thousands of pesos)

	2006	2005	2004
FINANCIAL INCOME
Interest on cash and due from banks	11,682	4,080	1,570
Interest on loans to the financial sector	16,720	5,320	3,327
Interest on overdrafts	120,040	53,953	25,970
Interest on documents	56,988	32,157	11,523
Interest on mortgage loans	48,506	29,655	6,887
Interest on pledged loans	43,038	26,160	1,641
Interest on credit card loans	30,969	18,233	6,011
Interest on other loans	259,801	121,062	61,763
Interest on other receivables from financial intermediation	15,050	19,901	5,611
Income from government and private securities, net	324,178	156,158	156,794
Income from guaranteed loans - Presidential Decree No. 1,387/01	29,898	28,625	14,600
CER (Benchmark Stabilization Coefficient) adjustment	84,951	185,421	91,435
CVS (Salary Variation Coefficient) adjustment	1,947	1,987	508
Other	111,491	67,138	40,251
	1,155,259	749,850	427,891

FINANCIAL EXPENSE
Interest on checking accounts	9,475	2,647	2,335
Interest on savings accounts	6,736	4,302	3,161
Interest on time deposits	233,697	106,486	49,253
Interest on financing from the financial sector	802	980	79
Interest on other liabilities from financial intermediation	14,672	13,839	9,959
Other interest	14,427	13,288	9,646
Net loss from options	371	1,017	5
CER adjustment	55,732	117,048	25,336
Other	59,037	43,569	33,430
	394,949	303,176	133,204

GROSS INTERMEDIATION MARGIN - GAIN	760,310	446,674	294,687

PROVISION FOR LOAN LOSSES	59,773	70,309	36,467

SERVICE-CHARGE INCOME
Related to lending transactions	35,962	19,171	7,867
Related to deposits	297,256	199,970	99,537
Other fees	19,567	12,866	7,414
Other	99,835	71,134	39,607
	452,620	303,141	154,425

SERVICE-CHARGE EXPENSE
Fees	45,949	31,214	4,989
Other	47,374	28,296	19,974
	93,323	59,510	24,963

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Stated in thousands of pesos)

	2006	2005	2004
ADMINISTRATIVE EXPENSES
Personnel expenses	396,338	254,821	132,575
Directors´ and statutory auditors´ fees	14,362	14,142	5,861
Other professional fees	39,670	26,104	16,773
Advertising and publicity	31,866	22,668	12,048
Taxes	9,008	5,808	3,353
Other operating expenses	144,040	104,826	74,436
Other	17,173	14,657	9,890
	652,457	443,026	254,936

NET INCOME FROM FINANCIAL INTERMEDIATION	407,377	176,970	132,746

OTHER INCOME
Income from long-term investments	289	2,724	27
Penalty interest	5,553	3,167	1,339
Recovered loans and allowances reversed	192,508	168,064	88,398
CER adjustment	283	191	-
Other	35,786	44,355	19,817
	234,419	218,501	109,581

OTHER EXPENSES
Penalty interest and charges payable to the Central Bank of Argentina	38	33	146
Charge for other-receivables uncollectibility and other allowances	26,713	39,177	3,920
CER adjustment	-	3	-
Amortization of differences from amparos	19,477	14,100	11,665
Other	91,089	45,370	32,920
	137,317	98,683	48,651

MINORITY INTEREST	(3,220)	(27)	-

INCOME BEFORE INCOME TAX	501,259	296,761	193,676

INCOME TAX	76,961	34,042	699

NET INCOME FOR THE FISCAL YEAR	424,298	262,719	192,977

NET INCOME PER SHARE (1) - stated in pesos	0.64	0.43	0.32

(1)	See note 9.

The accompanying notes 1 through 33 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Stated in thousands of pesos)

	Capital	Stock issuance	Adjustments to shareholders´	Earnings reserved		Unappropriated
Changes	stock (1)	premium	equity	Legal	Voluntary	earnings	Total
Balances as of December 31, 2003	608,943		4,511	174,629	211	336,925	1,125,219

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 30 and July 21, 2004:

- Legal reserve				47,480		(47,480)	-
- Cash dividends (2)						(60,894)	(60,894)

Net income for the year						192,977	192,977

Balances as of December 31, 2004	608,943	-	4,511	222,109	211	421,528	1,257,302

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 28, 2005:

- Legal reserve				23,193		(23,193)	-
- Cash dividends (2)						(30,447)	(30,447)

Net income for the year						262,719	262,719

Balances as of December 31, 2005	608,943	-	4,511	245,302	211	630,607	1,489,574

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 28, 2006:

- Legal reserve				52,543		(52,543)	-
- Cash dividends (2)						(68,395)	(68,395)

Share subscription approved by Shareholder’s Meeting held on September 26, 2005 (1)	75,000	394,500					469,500

Net income for the year						424,298	424,298

Balances as of December 31, 2006	683,943	394,500	4,511	297,845	211	933,967	2,314,977

(1)	See note 9.

(2)	Through resolutions of July 20, 2004, April 18, 2005 and April 21, 2006, respectively, the Central Bank authorized the above mentioned cash dividends distribution.

The accompanying notes 1 through 33 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Stated in thousands of pesos)

	2006	2005	2004
Cash provided by (used in) operating activities
Financial income collected	1,181,118	792,872	412,864
Service-charge income collected	452,627	302,738	159,501
Other sources of cash (1)	560,562	44,298	370,215
Less:
Financial expenses paid	(410,354)	(284,936)	(188,416)
Services-charge expenses paid	(92,069)	(59,193)	(24,895)
Administrative expenses paid	(599,435)	(406,821)	(220,498)
Other uses of cash	(158,906)	(27,998)	(33,685)
Net cash provided by operating activities	933,543	360,960	475,086
Plus:
Cash provided by (used in) investing activities
(Increase) / decrease in government and private securities	628,496	(706,893)	474,860
Increase in loans	(2,052,258)	(573,255)	(904,902)
Decrease / (increase) in other receivables from financial intermediation	646,052	529,526	(838,470)
Increase in other assets	(394,844)	(238,629)	(25,322)
Net cash used in investing activities	(1,172,554)	(989,251)	(1,293,834)
Plus:
Cash provided by (used in) financing activities
Increase in deposits	1,541,983	1,252,599	807,032
Increase / (decrease) in other liabilities	520,492 (2)	(1,667)	(9,037)
(Decrease) / increase in other liabilities from financial intermediation	(786,790)	(775,326)	779,608
Capital increase	469,500	-	-
Cash dividends paid	(68,395)	(30,447)	(60,894)
Net cash provided by financing activities	1,676,790	445,159	1,516,709

Monetary loss generated on cash and due from banks

Increase / (Decrease) in cash and cash equivalents	1,437,779	(183,132)	697,961

Cash and cash equivalents at the beginning of fiscal year	1,189,129	1,372,261	674,300

Cash and cash equivalents at the end of the fiscal year	2,626,908	1,189,129	1,372,261

(1)
As of December 31, 2006, includes 150,190 related to Banco del Tucumán S.A. (see note 3.7.) and 261,787 related to Nuevo Banco Bisel S.A. (see note 3.8.). As of December 31, 2005, includes 40,838 related to Banco Empresario de Tucumán Cooperativo Limitado (see note 3.6.). As of December 31, 2004, includes 336,266 related to Nuevo Banco Suquía S.A. (see note 3.5.).

(2)	Including the effect deriving from the issuance of Subordinated Corporate Bonds mentioned in note 10.c.1).

The accompanying notes 1 through 33 to the consolidated financial statements are an integral part of these statements

BANCO MACRO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

(Stated in thousands of pesos, except otherwise indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. On May 30 1988, it was granted the authorization to operate as a commercial bank, and was incorporated, under the name of Banco Macro S.A.

Banco Macro S.A.’s shares are listed at the Buenos Aires Stock Exchange since November 1994 (see also note 9).

After 1994, Banco Macro S.A.’s target market was primarily focused on regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. began the process of acquiring entities and the assets and liabilities of privatized provincial and other banks.

On December 19, 2001, Banco Macro S.A. agreed to acquire 59.58% of the capital stock and 76.17% of the voting rights of Banco Bansud S.A. The acquisition was effective January 4, 2002, upon approved of the Central Bank of Argentina (the Central Bank).

During 2003, the shareholders decided to merge both financial institutions with the strategic objective of creating a financial institution based throughout Argentina. In December 2003, the merger of Banco Macro S.A. with and into Banco Bansud S.A. was authorized by the Central Bank, and the Bank´s name was changed into Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA (see note 3.5).

On April 28, 2006, Banco Macro Bansud S.A.’s general regular and special shareholders’ meeting approved the amendment to the Bank´s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations´ regulatory agency) occurred in August 2006. Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock is listed on the New York Stock Exchange.

Additionally, during the current fiscal year, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A. (see note 3.7); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. (see note 3.8); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 3.10).

The Bank currently offers traditional bank products and services to companies including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including Nuevo Banco Suquía S.A., Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Sud Bank & Trust Corporate Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Macro Fondos S.G.F.C.I. S.A. (formerly Sud Valores S.G.F.C.I. S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A. The chart showing the organizational structure as of December 31, 2006 is disclosed in note 4.1., with the percentages indicating the ownership in each subsidiary.

BANCO MACRO S.A. AND SUBSIDIARIES

2.	THE BANK, THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL SYSTEM

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2007). This law introduced significant changes to the economic model implemented until that date and amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed improvement and the financial system is undergoing a financial consolidation process.

Financial statements presentation requires Bank Management to make estimates that affect the reported figures of assets, liabilities, income, expenses and contingencies. Current figures and final income (loss) may differ from such estimations.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo - constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

Finally, on December 27, 2006, the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER (Benchmark stabilization coefficient) through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

BANCO MACRO S.A. AND SUBSIDIARIES

Under Communiqué “A” 3,916 dated April 3, 2003, the Bank continued capitalizing in “Intangible Assets” as of December 31, 2006, and 2005, the amounts of 74,745 and 42,632, respectively (net of the related amortization amounts) related to the resulting differences between complying with the court orders and the estimates of the additional effects of the abovementioned court decision in relation to the deposits involved and the provisions of Presidential Decree No. 214/02, as supplemented.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

The Bank’s Management understands that the potential effect of its obligation to reimburse such deposits in the original currency, would have no significant effects on the Bank's shareholders' equity.

3.	BANK OPERATIONS

3.1. Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, the Bank and the Misiones Provincial Government entered into a special-relationship extension agreement, whereby the effective term of the agreement was extended through December 31, 2019, and the prices of the services to be rendered over such effective period were set.

As of December 31, 2006, and 2005, the deposits of the Misiones Provincial Government amounted to 279,507, and 268,057 (including 29,516 and 23,533 related to court deposits), respectively.

3.2. Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved an addenda which extended the term of this special-relationship agreement, and its exhibits, extension and additional agreements for the term of ten years as from March 1, 2006 and expiring on March 1, 2016.

As of December 31, 2006, and 2005, the deposits of the Salta Provincial Government amounted to 288,432, and 191,957 (including 53,876 and 45,891 related to court deposits), respectively.

3.3. Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, on April 29, 2005, such special-relationship agreement was extended through November 4, 2014.

As of December 31, 2006, and 2005, the deposits of the Jujuy Provincial Government amounted to 284,064, and 328,878 (including 32,179 and 35,945 related to court deposits), respectively.

3.4. Uniones Transitorias de Empresas (JOINT VENTURES)

a) Banco Macro S.A. - Siemens Itron Business Services S.A.

The Bank participates in the “Banco Macro S.A: - Siemens Itron - Unión Transitoria de Empresas” (a joint venture jointly controlled having an interest of 50%), under the agreement entered into by the former Banco Macro S.A. and Siemens Itron Business Services S.A. on April 7, 1998. The current subject-matter of the Unión Transitoria de Empresas (joint venture) agreement is to provide a provincial data processing center to manage tax-related assets, to modernize tax collection systems and procedures in the province of Salta, and to manage and recover the tax and municipal assessment debt.

As of December 31, 2006 and 2005, the net assets amounted to 3,515 and 2,424, respectively, and net income of the joint venture amounted to 7,713 and 4,185, respectively. Under Central Bank rules, this interest is consolidated through the proportionate consolidation method (both net assets and income).

b) Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a joint venture agreement named “BMB M&A - Unión Transitoria de Empresas” (jointly controlled having an interest of 50%) with Montamat & Asociados S.R.L. The subject-matter of such agreement will be to render audit services related to oil & gas royalties and tax easements in the province of Salta to optimize the collection thereof.

As of December 31, 2006, and 2005, the net assets amounted to 1,150 and 1,153, respectively. Also, as of December 31, 2006, the loss recorded by the Bank for its interest in such joint venture amounts to 9. Under Central Bank rules, this interest is consolidated through the proportional consolidation method (both net assets and loss).

3.5. Acquisition of Nuevo Banco Suquía S.A.

On April 27, 2004, the Bank decided to participate in the bidding process for the purchase of Nuevo Banco Suquía S.A. to increase its market share, under the framework of a competitive bidding process in which three other bidders participated. The Evaluation Committee for the bidding process carried out by BNA for the sale of 100% of the shares (15,000,000 shares of common stock entitled to one vote per share) of Nuevo Banco Suquía S.A. preliminarily awarded the winning bid to the Bank. The stock purchase agreement was signed on September 30, 2004.

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

BANCO MACRO S.A. AND SUBSIDIARIES

Upon the transfer, pursuant to Central Bank’s rules, the book value of Nuevo Banco Suquía S.A.’s assets and liabilities was as follows:

Cash	336,266
Government and private securities	475,029
Loans	862,769
Other receivables from financial intermediation	428,163
Investments in other companies	1,893
Other receivables	21,872
Bank premises and equipment, net	47,678
Other assets	25,845
Total assets	2,199,515

Deposits	1,548,049
Other liabilities from financial intermediation	599,635
Other liabilities	11,949
Provisions	17,778
Items pending allocation	5,214
Total liabilities	2,182,625
Total shareholders’ equity	16,890
Total liabilities and shareholders’ equity	2,199,515

On the same date, the Bank made an irrevocable capital contribution for future capital increases in the amount of 288,750, as agreed in the bid, and increased Nuevo Banco Suquía S.A.’s shareholders' equity by the same amount. Additionally, on the same date, at the Regular and Special Shareholders' Meeting of Nuevo Banco Suquía S.A. the former shareholders approved a motion to capitalize those irrevocable capital contributions, and, therefore, the capital stock increased to 303,750 (303,750,000 shares of common stock entitled to one vote per share).

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

	Banco Macro S.A. - Consolidated	Nuevo Banco Suquía S.A. (*)	Pro Forma Central Bank´s Rules
Financial income	427,900	181,191	609,091
Financial expense	(133,204)	(105,315)	(238,519)
Gross intermediation margin - Gain	294,696	75,876	370,572

Provision for loan losses	(36,467)	(124,644)	(161,111)
Service charge income	154,425	90,924	245,349
Service charge expense	(24,963)	(24,182)	(49,145)
Administrative expenses	(254,980)	(109,648)	(364,628)
Net income / (loss) from financial intermediation	132,711	(91,674)	41,037
Other income	109,589	46,937	156,526
Other expenses	(48,651)	(19,742)	(68,393)
Net income / (loss) before income tax	193,649	(64,479)	129,170
Income Tax	(672)	-	(672)
Net income / (loss) for the year	192,977	(64,479)	128,498

(*)	Including income (loss) from January 1, 2004 through December 21, 2004 (prior to the acquisition date).

BANCO MACRO S.A. AND SUBSIDIARIES

On March 14, 2005, as established in Central Bank’s Board of Governors point 7 of Resolution No. 361, Banco Macro S.A. sold 50,000 shares of Nuevo Banco Suquía S.A. to three shareholders for 50; no gain or loss was recognized. Therefore, as from that date, Banco Macro S.A. holds 99.984% of the capital stock and votes of Nuevo Banco Suquía S.A.

Also, on April 8, 2005, in accordance with the ruling issued by Argentine anti-trust authorities dated March 7, 2005, the Department of Technical Coordination of the Ministry of Economy and Production authorized Banco Macro S.A. to acquire the capital stock of Nuevo Banco Suquía S.A.

Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A have entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. will merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006. On June 4, 2007, such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006 and the shares exchange relationship was approved by the Shareholders’ Meetings of both banks.

Additionally, as of the date of issuance of these financial statements, the authorization of the merger processs is still pending before the Bank’s regulatory agencies.

The exchange relationship has been estimated on the basis of the shareholders’ equity of each bank in 0.710726 shares of the Bank per share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. will be entitled to receive 0.710726 shares of the Bank for each share they hold in Nuevo Banco Suquía S.A.’s capital stock. Consequently, Banco Macro S.A. will increase its capital stock to 683,978,973, by ussuing 35,536 common shares.

3.6. Banco Empresario de Tucumán Cooperativo Limitado

On November 11, 2005, through Resolution No. 345, the Central Bank’s Board of Governors notified the Bank of the authorization to transfer certain excluded assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado under the provisions of section No. 35 bis (II), Financial Institutions Law.

Therefore, with respect to such transaction, the Bank recorded assets and liabilities amounting to 101,787 and 158,287, respectively, which were offset with a 56,500 cash contribution made by SEDESA (Seguro de Depósitos S.A.). Consequently, such transaction did not have any significant effects on the Bank’s shareholders’ equity.

3.7. Banco del Tucumán S.A.

In line with its strategy to increase its market position in the interior of Argentina, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the Central Bank on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

In this regard, on May 5, 2006, the Bank perfected the acquisition of 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, the above mentioned liability amount approximately to 1,662. Consequently, the total purchase price amounted to 47,623.

BANCO MACRO S.A. AND SUBSIDIARIES

Under Central Bank’s rules, Banco del Tucumán S.A.’s assets and liabilities as of May 5, 2006 amounted to:

Cash	150,190
Government and private securities	198,411
Loans	205,614
Other receivables from financial intermediation	93,227
Assets subject to financial leases	3,174
Investments in other companies	708
Other receivables	8,061
Bank premises and equipment, net	26,131
Other assets	820
Intangible assets	14,261
Items pending allocation	15
Total assets	700,612

Deposits	594,530
Other liabilities from financial intermediation	53,573
Other liabilities	11,364
Provisions	994
Items pending allocation	86
Total liabilities	660,547
Total shareholders’ equity	40,065
Total liabilities and shareholders’ equity	700,612

Therefore, pursuant Central Bank rules, the Bank recognized a positive goodwill amounting to 17,574, which arises from the difference between the total price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity (30,049). The goodwill will be amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668. Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

As of December 31, 2006, the positive goodwill resulting from such acquisition was booked under “Intangible assets” in the amount of 17,048, (net of amortizations for 1,194), pursuant to Central Bank rules.

On November 28, 2006, the general regular and special Shareholders' Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171.

In January 2007, Banco Macro S.A. subscribed the total increase and, therefore, the Bank's total equity interest increased to 89.92%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

See additionally note 3.9. for pro forma information.

BANCO MACRO S.A. AND SUBSIDIARIES

3.8. Nuevo Banco Bisel S.A.

On May 9, 2006, Banco de la Nación Argentina and Fundación Banco de la Nación Argentina (sellers) and the Bank (buyer) signed a stock purchase agreement, whereby the buyer acquired 100% (23% through the subsidiary Nuevo Banco Suquía S.A.) of the voting common shares in Nuevo Banco Bisel S.A. representing the same percentages of voting rights. It should be noted that Nuevo Banco Bisel S.A. has 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares. As of December 31, 2006, these shares are owned by SEDESA (see note 31.c)).

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the Bank or (ii) the payment of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006.

On August 11, 2006, the Bank paid in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking control of such bank as from such date.

Under Central Bank’s rules, Nuevo Banco Bisel S.A.’s assets and liabilities as of August 10, 2006 amounted to:

Cash	261,787
Government and private securities	503,720
Loans	874,128
Other receivables from financial intermediation	40,730
Assets subject to financial leases	30,925
Investments in other companies	1,338
Other receivables	19,869
Bank premises and equipment, net	59,885
Other assets	27,377
Intangible assets	4,743
Items pending allocation	142
Total assets	1,824,644

Deposits	1,392,676
Other liabilities from financial intermediation	379,201
Other liabilities	19,929
Provisions	11,790
Items pending allocation	938
Total liabilities	1,804,534
Total shareholders’ equity	20,110
Total liabilities and shareholders’ equity	1,824,644

As a result of the acquisition, the Bank booked a total positive goodwill amounting to 66,042, which arises from the difference between the total price paid (19,509) for the total shares of common stock (92.73% of the total capital stock) and the negative shareholders’ equity of such bank as of the acquisition date (-46,533), after deducting SEDESA’s preferred shares and the preferred dividend accrued as of such date (66,643). Such positive goodwill will be amortized in ten years pursuant to Central Bank rules.

As of December 31, 2006, such positive goodwill booked under “Intangible assets” amounted to 63,290 (net of amortizations for 2,752), pursuant to Central Bank rules.

Additionally, the Bank and SEDESA entered into the call and put options agreement which were settled as explained in note 31.c).

BANCO MACRO S.A. AND SUBSIDIARIES

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the Bank to acquire 92.73% of the capital stock of Nuevo Banco Bisel S.A.

See additionally note 3.9. for pro forma information.

3.9. Pro forma information

The following pro forma information is presented to show the results of operations for the year ended December 31, 2006, if Banco Macro S.A., Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. had operated on a consolidated basis as from January 1, 2006. The balances for the year ended December 31, 2006 were considered and intercompany transactions were eliminated. These pro forma results are not necessarily indicative of the results of the consolidated entity may have in the future or would have had if merged as from January 1, 2006.

	Banco Macro S.A. - Consolidated	Banco del Tucumán S.A. (1)	Nuevo Banco Bisel S.A. (2)	Pro Forma Central Bank´s Rules Consolidated
Financial income	1,155,259	25,818	116,631	1,297,708
Financial expense	(394,949)	(8,898)	(57,878)	(461,725)
Gross intermediation margin - Gain	760,310	16,920	58,753	835,983

Provision for loan losses	(59,773)	(3,179)	(9,448)	(72,400)
Service charge income	452,620	8,730	54,809	516,159
Service charge expense	(93,323)	(1,734)	(7,632)	(102,689)
Administrative expenses	(652,457)	(22,464)	(112,391)	(787,312)
Net income / (loss) from financial intermediation	407,377	(1,727)	(15,909)	389,741

Other income	234,419	616	35,406	270,441
Other expenses	(137,317)	(9,383)	(56,468)	(203,168)
Minority interest	(3,220)	1,835	(404)	(1,789)
Net income / (loss) before income tax	501,259	(8,659)	(37,375)	455,225
Income Tax	(76,961)	-	-	(76,961)
Net income / (loss) for the year	424,298	(8,659)	(37,375)	378,264

(1)	Including income (loss) from January 1, 2006 through May 5, 2006 (prior to the acquisition date).

(2)
Including income (loss) from January 1, 2006 through August 10, 2006 (prior to the acquisition date), includes (i) accumulated amortization of the goodwill from January 1, 2006 to the acquisition date, calculated under the straight line method in accordance with Central Bank Rules (-3,852), and the reversal of adjustments recorded by Nuevo Banco Bisel S.A. (ii) to unify certain accounting criterias with those used by its new shareholders (21,745) and (iii) to meet Central Bank requirements as of the acquisition date (57,286).

BANCO MACRO S.A. AND SUBSIDIARIES

3.10. Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On September 20, 2006, Red Innova obtained the authorization from the Central Bank of Uruguay to operate financial trusts.

On April 11, 2007, Red Innova Administradora de Fondos de Inversión S.A.'s Special Shareholders’ Meeting approved the amendment to the Company’s business name to “Macro Securities Uruguay Administradora de Fondos de Inversión S.A.”, the registration of which with the Central Bank of Uruguay is pending. As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

4.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Bank's financial statements requires Management to make, in certain cases, estimates and assumptions to determine the book amounts of assets and liabilities, as well as the disclosure of contingent assets or liabilities as of each of the dates of presentation of the accounting information included in these financial statements.

Management records entries based on the best estimates according to the likelihood of occurrence of different future events and the final amounts may differ from such estimates, which may have a positive or negative impact on future periods.

4.1.	Consolidation and basis of presentation

The Consolidated Financial Statements have been prepared taking into account accounting principles issued by the Central Bank (Central Bank´s rules).

For the purpose of these financial statements certain disclosures related to formal legal requirements for reporting in Argentina, have been omitted since they are not required for SEC (Securities and Exchange Commission) reporting purposes.

BANCO MACRO S.A. AND SUBSIDIARIES

Under Central Bank’s rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

	Shares			Percentage held of		Equity Investment amounts as of
Company	Class	Number		Capital stock	Votes	December 31, 2006
Nuevo Banco Suquía S.A.	Common	303,700,000		99.984%	99.984%	730,107	(a)

Nuevo Banco Bisel S.A. (b) & (h)	Common	650,650,000		92.730%	100.000%	653,180

Banco del Tucumán S.A. (h)	Common	175,479	(c)	79.836%	79.836%	42,570

Sud Bank & Trust (d)	Common	9,816,899		99.999%	99.999%	108,255

Macro Securities S.A. Sociedad de Bolsa (e)	Common	940,500		99.999%	99.000%	12,462

Sud Inversiones & Análisis S.A.	Common	2,297,263		98.000%	98.000%	4,977

Macro Fondos S.G.F.C.I. S.A.(f)	Common	47,750		99.999%	19.100%	686

Macro Valores S.A.	Common	249,868	(g)	99.950%	99.950%	422

Red Innova Administradora de Fondos de Inversión S.A. (h)	Common	2,744		51.000%	51.000%	301

(a)	Net of negative goodwill for 483.

(b)
The Bank has an indirect equity interest in such bank of 21.33% in the capital stock and 23% in voting rights through the subsidiary Nuevo Banco Suquía S.A. On May 28, 2007, the Bank purchased the preferred shares of Nuevo Banco Bisel S.A. (see also note 31.c))

(c)	As of the date of issuance of these financial statements, Banco Macro S.A. increased its equity interest in Banco del Tucumán S.A. (see also note 3.7).

(d)	Sud Bank & Trust consolidates with Sud Asesores (ROU) S.A. (percentage held of votes: 100%). As of December 31, 2006 the equity investment amounts to 267.

(e)
Banco Macro S.A. has an indirect equity interest in Macro Securities S.A. Sociedad de Bolsa of 1% (through its subsidiary Sud Inversiones & Análisis S.A. - S.I.A.S.A.), in addition to the direct equity interest of 99% in such company.

(f)	Consolidated through S.I.A.S.A., its Parent Company (percentage held of capital stock and votes: 80.90%).

(g)
The effect of 1,618,852 shares to be received from the increase in capital stock and the simultaneous redemption of 2,718,274 shares as a result of the voluntary reduction in capital stock are considered. Such transactions were approved by the general special unanimous shareholders’ meeting of Macro Valores S.A. held on June 30, 2006. As of the issuance date of these financial statements, the registration of the increase and the voluntary reduction in capital stock was still pending at the IGJ.

(h)	Consolidated companies only as of December 31, 2006 (see notes 3.7, 3.8 and 3.10).

The intercompany transactions have been eliminated.

BANCO MACRO S.A. AND SUBSIDIARIES

Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were conformed to accounting principles generally accepted in the City of Buenos Aires, Argentine, and Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were translated at the reference exchange rate or the exchange rate reported by the Central Bank’s trading room and effective for the foreign currency at the closing of transactions on the last business day of the year.

b)	Capital stock, additional paid-in capital and irrevocable capital contributions were translated at the effective exchange rates as of the date on which such contributions were made.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)
The amounts of results were translated into pesos, as described in (a) above. The difference between the addition of amounts and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Financial income - Other” or “Financial expense - Other” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2006, are presented comparatively with those of December 31, 2005 and 2004.

4.3.	Restatement into constant pesos

Argentine GAAP requires financial statements to be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency, but, in a inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI (Wholesale Price Index) published by the INDEC (Argentine Institute of Statistics and Censuses) under FACPCE Technical Resolution No. 6 restatement method.

The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, I.G.J. (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

Before February 28, 2003, the accounting information was restated in constant currency on a monthly basis, using INDEC’s domestic WPI measurements.

The restatement coefficient for a given month resulted from dividing the index value at the end of the month by the value at the beginning.

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

BANCO MACRO S.A. AND SUBSIDIARIES

4.4.	Valuation methods

Main valuation methods used to prepare the consolidated financial statements under Central Bank’s rules as of December 31, 2006, and 2005, were:

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

-  Listed:

i)
Holdings in investment accounts - compensation received from the Federal government: Under the Central Bank Communiqué “A” 3,785 they were stated at face values, plus interest accrued under the issuance terms. As described in note 4.4.a), they were translated into pesos, as the case may be.

ii)
Holdings for trading or intermediation transactions: they were stated at the effective quoted price for each security as of each year-end. Differences in quoted market values were recorded in the income statement.

-  Unlisted:

Secured Bonds under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources: as of December 31, 2005, they were valued as established by Central Bank Communiqué “A” 3,911, as supplemented, as explained in note 4.4.c).

-  Instruments issued by the Central Bank:

i)
Listed - LEBAC (Letras del Banco Central - Central Bank bills ): they were valued at the quoted price of the respective bill as of each year-end. Market values differences were recorded in the income statement.

ii)
Unlisted - LEBAC: as of December 31, 2005, they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased by their internal rate of return. Accrued interest was recorded in the income statement.

iii)
Listed - NOBAC (Notas del Banco Central - Central Bank notes): they were valued at the quoted price of the respective note as of each year-end. Market values differences were recorded in the income statement.

b.2)	Investments in listed private securities:

i)	Corporate bonds, Debt securities of financial trusts, Shares: they were valued at the quoted price at year-end. Market values differences were recorded in the income statement.

BANCO MACRO S.A. AND SUBSIDIARIES

ii)
Certificates of participation in financial trusts: as of December 31, 2005, the holdings in Macro Personal V certificates were valued at cost plus interest accrued at year-end. Additionally, the necessary allowances were recorded, pursuant to Central Bank Communiqué “A” 2,729, as supplemented. Such net value does not exceed the value arising from the shareholders’ equities of the respective trust’s financial statements as of December 31, 2005, considering the Bank’s percentage of holdings.

The Bank uses the specific identification method in determining the cost of investments sold (not classified as trading).

c) Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:

They include: (i) Guaranteed Loans under Presidential Decree No. 1,387/01; (ii) assistance granted to the non-financial provincial government sector; and (iii) other assistance granted to the non-financial government sector and, in addition, as of December 31, 2005, they include Secured Bonds under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources.

The assets mentioned in the previous paragraph were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited to the asset account and the credit is recorded in a contra-asset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the contra-asset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911.

In the case of peso-denominated instruments which include indexation clauses, the present value was calculated based on cash flows according to the contractual conditions (taking into account, if applicable, the accumulated CER accrual by month-end), discounted at the interest rates established in point 2 of such communiqué. Such calculations were made following specific guidelines established in such Communiqué (present value rate, certain effects determined for the aggregation of securities and guaranteed loans, among others).

In the case of peso-denominated instruments which do not include indexation clauses, Central Bank Communiqué ‘‘A’’ 4,163 established the methodology to calculate such present values.

	Guaranteed Loans
	Technical Value	Carrying amount	Discount
2006	782,407	771,465	10,942

2005	647,887	641,801	6,086

d) Interest accrual:

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

e) CER accrual:

BANCO MACRO S.A. AND SUBSIDIARIES

Receivables and payables were adjusted by the CER, wherever applicable, as follows:

e.1)	Guaranteed Loans: as explained in note 4.4.c).

e.2)
Other loans and receivables from sale of assets: under Central Bank Communiqué “A” 3,507, as supplemented, the payments through September 30, 2002, were made under the original terms of each transaction and were recorded as prepayments. From February 3, 2002, principal was adjusted by CER until each year-end, as the case may be.

e.3)	Deposits and other assets and liabilities: the adjustment was applied as of each year-end.

f) Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors’ compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current year.

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

g) Loans and deposits of government securities:

They were valued at the quoted price of each type of security, plus accrued interest. Market value differences were recorded in the income statement.

h) Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	“Amounts receivable from spot and forward sales pending settlement” and “Amounts payable for spot and forward purchases pending settlement”:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of each year-end.

h.2)	“Securities and foreign currency to be received from spot and forward purchases pending settlement” and “Securities and foreign currency to be delivered for spot and forward sales pending settlement”:

They were valued at the quoted prices of the respective securities and foreign currency as of each year-end. Market value differences were recorded in the income statement.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued, under Central Bank Communiqué “A” 4,414, as supplemented, increasing their cost value by internal rate return.

ii.	Certificates of participation: they were valued at the face value plus interest accrued as of each year-end plus CER adjustment if applicable.

h.4)	Unlisted corporate bonds:

They were valued under Central Bank Communiqué “A” 4,414, as supplemented, increasing the cost value by the internal interest rate return.

BANCO MACRO S.A. AND SUBSIDIARIES

i) Assets subject to financial leases:

They were valued at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

j) Investments in other companies:

j.1)	Non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of dividends received, restated as explained in note 4.3.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of dividends received, converted into pesos in accordance with the criterion stated in note 4.4.a).

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.2)
In other non-controlled companies (less than 50% ownership interest): they were valued at acquisition cost, plus the nominal value of dividends received, restated as described in note 4.3., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k) Other receivables - Argentine Government Bonds receivable:

As of December 31, 2005, the Bank acquired from its depositors subscription rights over Federal Government Bonds in US dollars at LIBOR maturing in 2013 for an amount of 5,193.

The subscription rights were valued at their respective quoted prices at year-end.

l) Bank premises and equipment and other assets:

They were valued at acquisition cost, restated as explained in note 4.3., less the related accumulated depreciation calculated under the straight line method and based on the estimated months of their useful life.

The cost of maintenance and repairs is charged to expense as incurred. The cost of the significant renewals and improvements is added to the carrying amount of the respective fixed assets.

m) Intangible assets:

m.1)
 Goodwill and organization and development costs (except differences due to court orders (amparos) - Non-deductible for the determination of the computable equity): they were valued at their acquisition cost, restated as explained in note 4.3., less the related accumulated amortization, based on the estimated months of useful life.

BANCO MACRO S.A. AND SUBSIDIARIES

m.2)
Differences due to court orders (amparos) - Non-deductible for the determination of the computable equity: as of December 31, 2006, and 2005, the “Intangible Assets - Organization and development costs” account includes 74,745 (net of amortization for 179,883) and 42,632 (net of amortization for 32,013), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), (ii) the estimates based on the Argentine Supreme Court’s decision dated December 27, 2006 and (iii) the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER) (see note 2.). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, as from April 2003 the sums related to the amounts are amortized straight line over 60 months.

n) Valuation of derivatives:

n.1)	Put options taken: they were valued at the agreed-upon exercise price for the year (accrual method - see note 31.a)).

n.2)
Put options sold on Boden 2007, 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued as of each year-end (accrual method - see note 31.c)).

n.3)	Call options sold:

i.
Over debt securities of financial trust: such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative quoted price (accrual method - see note 31.d)).

ii.	Over euros: they were valued at their quoted price at year-end. Any quoted price-differences were charged to income statement for each year (see note 31.d)).

n.4)	Call options taken and put options sold on preferred shares of Nuevo Banco Bisel S.A.: they were valued at their exercise price (see note 31.c) and d)).

n.5)	Offset forward transactions: they were valued at their quoted prices, effective at year-end. Any quoted price-differences were charged to income for each year (see note 31.b)).

o) Severance payments:

The Bank charges these payments directly to income when incurred.

p) Provisions included in liabilities:

The acquisition of Banco Bansud S.A. by the Bank gave rise to negative goodwill of 365,560, which is the effect of the difference between the purchase price and the book value of the net equity acquired.

On July 24, 2003, the Central Bank issued Communiqué "A" 3,984, which established the methods for disclosure and amortization of negative goodwill, as well as the treatment thereof in the merger process. Such amortization methods depend on the reasons which originated such negative goodwill and are summarized below:

-	For differences between book and fair values of government securities and Guaranteed Loans over the period of convergence of these values.

-	For differences between book and carrying values of the loan portfolio during the effective period thereof.

-	For expected future losses, upon occurrence thereof.

BANCO MACRO S.A. AND SUBSIDIARIES

-	For differences between book and fair values of non-monetary assets, during the depreciation term of these assets.

The amount reversed for a fiscal year may not exceed the amount, which would have been amortized on a straight-line basis over 60 months.

As of December 31, 2005, the referred goodwill is disclosed under the account “Provisions” in liabilities in the aggregate amounts of 73,112, net of accumulated amortization. Such goodwill was fully amortized as of December 31, 2006. As of December 31, 2006, and 2005, the Bank amortized such goodwill, charging it to “Other Income - Recovered loans and allowances reversed” in the amount of 73,112, using the proportion of the cap of 20% per year established in such communiqué.

Additionally, as of such dates, the “Provisions" account includes a negative goodwill in the amount of 483 related to the acquisition of Nuevo Banco Suquía S.A., from the difference between the purchase price and the book value of the net assets acquired applying Central Bank´s rules.

The Bank also has certain contingent liabilities respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Bank accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

q) Shareholders’ equity accounts:

They are restated as explained in note 4.3., except for the "Capital Stock" account which is presented at its original value. The adjustment resulting from its restatement as explained in note 4.3. was included in the "Adjustments to Shareholders’ Equity" account.

r) Consolidated Statement of income accounts:

Accounts reflecting monetary transactions occurred in the fiscal year ended December 31, 2006, 2005 and 2004 (financial income and expenses, service-charge income and service-charge expenses, administrative expenses, loan losses, etc.), were computed at their historical cost.

Accounts reflecting the effects of the sale, retirement or consumption of non-monetary assets were computed on the basis of restated amounts of such assets, restated as mentioned in note 4.3.

s) Consolidated statement of cash flows:

For the purpose of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash” (“Cash on hand”, “Due from banks Correspondents” and “Others”). The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Central Bank.

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

As required by Central Bank´s rules, the Bank calculates the income tax charge by applying the 35% rate to taxable income for the year, without giving effect to temporary differences between book and taxable income.

BANCO MACRO S.A. AND SUBSIDIARIES

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

As of December 31, 2006, and 2005, the Bank estimated that accrued income tax amounted to 76,961 and 34,042, respectively.

Additionally, the Bank assessed a minimum presumed income tax charge, which was capitalized under “Other receivables”.

Consequently, as of December 31, 2006, and 2005, the Bank maintained a total amount of 63,843 and 53,593, respectively, for minimum presumed income tax credit. Such credit is considered as an asset because the Bank estimated that it will be used within 10 years, as established by Central Bank Communiqué “A” 4,295, as supplemented.

The following is a detail of such tax credit and the estimated NOLs as of December 31, 2006, indicating the estimated year to use it and the expiration year, respectively.

Minimum presumed income tax credit	Estimated tax year to use it
24,372	2006
3,925	2007
11,466	2008
24,080	2009
63,843

NOLs	Expiration year
172,399	2007
157,499	2008
61,351	2009
250	2010
800	2011
392,299 (1)

(1) Including 328,746 of Nuevo Banco Bisel S.A. and 60,830 of Nuevo Banco Suquía S.A.

Additionally, as of December 31, 2006, the Bank prepaid 14,982 for the current 2006 tax year, recorded in the “Other receivables" account.

Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution No. 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and payable method (devengado exigible). Accordingly, the Bank accrued in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

BANCO MACRO S.A. AND SUBSIDIARIES

6.	DIFFERENCES BETWEEN CENTRAL BANK’S RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN ARGENTINA

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted. In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

6.1. Valuation aspects

a)
Holdings of government securities and loans to the non-financial government sector are valued in accordance with rules and regulations issued by the Federal Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value criteria applying regulated discount rates, notional values and undiscounted cash flows, as detailed in note 4.4.b.1). Additionally, the Central Bank’s rules for recognition of allowance for loan losses provide that receivables from the non-financial government sector are not subject to loan losses, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in this regard is as follows:

Government securities:

1)
As of December 31, 2005, the Bank booked in “Government securities - Holdings in investment accounts” and “Other receivables from financial intermediation - Securities and foreign currency to be received from spot and forward purchases pending settlement” the securities received for the compensation established by Presidential Decree No. 905/02 in the aggregate amount of 187,660. According to professional accounting standards, such assets should have been recorded in their market value. As of such date, the quoted price of such securities amounted to 167,284.

During the current fiscal year, the Bank valued the government securities received pursuant to the abovementioned compensation at their quoted prices. The difference between the quoted prices and the book values of such holdings at the end of 2005 fiscal year should have been charged against an adjustment to prior-year income.

As of December 31, 2004 the Bank booked in “Government securities - Holdings in investment accounts” and “Other receivables from financial intermediation - Securities and foreign currency receivable from spot and forward purchases pending settlement” the securities received in compensation in the aggregate amount of 145,310. Additionally, the Bank booked in “Other receivables from financial intermediation - Other receivables not covered by debtors classification regulations” the remaining rights for securities to be received for the compensation established by Presidential Decree No. 905/02 totaling 609,791. These assets were required to be stated at market value in accordance with professional accounting standards. As of December 31, 2004, the quoted price of such compensation amounted to 533,494.

BANCO MACRO S.A. AND SUBSIDIARIES

2)
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

During the current fiscal year, the Bank valued the securities received from such exchange at their quoted prices, as established by Central Bank Communiqué “A” 4,084. The difference between the quoted prices and the book values of such holdings at beginning of year should have been recorded against an adjustment to prior-year income.

During the current fiscal year, in the cases mentioned in points a.1) and a.2), the Bank valued such securities at their quoted prices mainly because such holdings have been earmarked for covering the settlement of net liabilities in the same securities.

Loans to the non-financial government sector:

3)
As of December 31, 2006, 2005 and 2004 the Bank charged “Federal Government Guaranteed Loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the non-financial government sector” for a total net amount of 771,465, 641,801 and 720,146, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 772,756, 635,477 and 649,662, respectively.

b)
As of December 31, 2006, 2005 and 2004, the Bank had capitalized the foreign exchange differences mentioned in note 4.4.m.2) related to the reimbursement in original currency of certain deposits switched into pesos under “Intangible Assets” for 74,745, 42,632 and 50,337, respectively, net of the related amortization amounts. This accounting treatment differs from the valuation methods established by professional accounting standards, which require such assets to be recorded to their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such asset is fully or partially recoverable.

c)
The Bank assesses income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. Under professional accounting standards, income tax should be recognized through the deferred tax method.

d)
As mentioned in note 4.4.p), the acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the book value of the net equity acquired according to Central Bank rules. Later, as mentioned in the referred note, under Central Bank Communiqué “A” 3,984, the Bank retroactively applied the valuation and disclosure regulations established in such communiqué and reversed to date 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The negative goodwill generated gains on inflation through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank generated negative goodwill of 483, resuting from the difference between the purchase price and the value of the net assets acquired under Central Bank’s rules.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the cost of an investment is lower than the fair value of the related identifiable assets, such difference shall be either deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences, or be considered a gain for the year.

BANCO MACRO S.A. AND SUBSIDIARIES

In addition, as detailed in notes 3.7. and 3.8., the acquisition of Banco del Tucumán S.A. by Banco Macro S.A. and the acquisition of Nuevo Banco Bisel S.A. by Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042, respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank amortize such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the cost of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

6.2. Disclosure aspects

There are certain disclosure differences between the criteria established by Central Bank and Argentine professional accounting standards.

7.	RESTRICTED AND PLEDGED ASSETS

As of December 31, 2006 and 2005, certain assets are restricted as follows:

(a)	Government and private securities

1)
Discount Bonds received in the exchange for Consolidation Bonds in Pesos - First Series amounting to 2,802 and 2,242, respectively, assigned to settle payables to the Central Bank and safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

2)
Secured Bonds under Presidential Decree No. 1,579/02 for 35,994 and 35,872 (face value 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

3)
GDP(Gross domestic product)-linked securities maturing in 2035 for 671 and 276, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

4)	As of December 31, 2006, NOBACs in Argentine pesos, adjustable by CER for an amount of 4,956 (for a face value of 4,900), used as security for Rofex (Rosario Futures Exchange) trading transactions.

5)
As of December 31, 2005, Argentine Government Compensation Bonds in Argentine pesos at a 2% rate maturing in 2007 for 10,705 of the former Banco Empresario de Tucumán Cooperativo Limitado as security for the loan granted by the Central Bank to such bank and repaid by Banco Macro S.A. on December 2, 2005. The Central Bank released such security on January 4, 2006.

(b)	Loans:

1)
Agreements for loans backed by pledges and unsecured loans for 19,241 and 16,208, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.).

BANCO MACRO S.A. AND SUBSIDIARIES

2)
As of December 31, 2005 Federal Government Guaranteed Loans in the amount of 16,066 provided by the former Banco Macro S.A. as security to the Central Bank for the exchange of compensation received in Federal Government Bonds in Pesos at a 2% rate per year, maturing in 2007, for BODEN requested by depositors, under Central Bank Communiqué “B” 7,594.

(c)	Other receivables from financial intermediation:

1)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

2)
Special guarantee accounts with the Central Bank for transactions related to electronic clearing houses and other similar transactions, its had recorded under “Other receivables from financial intermediation - Central Bank,” by 115,682 and 94,601, respectively.

3)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,422 and 10,000, respectively, made by the Bank on December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

4)
As of December 31, 2005, the Bank had provided the Class “A” Bond Certificate of Participation in the Suquía Trust as guarantee for the loan granted by the Central Bank to such bank to purchase “Argentine Government Bonds 2005, 2007 and 2012,” which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquía S.A. This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

The Central Bank accepted the exchange of this guarantee for Guaranteed Loans and registered mortgage bills. As of December 31, 2006, these guarantees amounted to 205,341 in Guaranteed Loans and 25,659 in registered mortgage bills.

As of December 31, 2006, and 2005, such loan amounted to 203,437 and 216,197, respectively.

(d)	Investments in other companies:

1)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 925, 875 y 768, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

2)
As of December 31, 2006, and 2005, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the “Investments in other companies” account in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A." under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Macro Securities S.A. Sociedad de Bolsa’s failure to comply with its obligations.

3)
As of December 31, 2005 irrevocable contributions to El Taura S.A. for 61, which are exempt from provincial taxes according to the standards regulating the tourism promotion system of the Province of Salta pursuant to Provincial Law No. 6,064 (ratified by Provincial Decree No. 1,465/97 issued by the Executive of the Province of Salta), which establishes that the investment should be maintained in assets for a term of at least one year as from the payment date.

(e)	Other receivables:

1)	Attachments amounting to 543.

2)	Guarantees related to credit card operations by 21,567 and 12,178, respectively, and other guarantee deposits by 5,458 and 3,062 respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

3)
As of December 31, 2006, the Bank included under “Other receivables” funds to guarantee expenses and financial trusts liquidity for 1,137. In addition, it included 200 which was withheld by the purchaser for the sale of Bisel Servicios S.A. and 140 related to other minor guarantees. The real estate belonging to the branch in Villa María, Province of Córdoba, located at Hipólito Irigoyen 31, is pledged pursuant to the “Asociación Mutual Ferroviaria v. Banco Independencia” case, the book value of which amounted to 496 as of December 31, 2006.

4)
As of December 31, 2006, the Bank included under “Other receivables” receivables from foreign correspondents for 7,417, acquired from Bisel trust and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors.

5)
As of December 31, 2006, the Bank continued to keep as security the prepayments for the acquisition of Argentine Government Bonds (section 14, Presidential Decree 905/02, “Canje I”) for an amount of 180,908. To secure the prepayments of the Boden exchange, Nuevo Banco Bisel S.A. transferred in favor of the Central Bank BODEN 2007 for a face value of 131,198, Guaranteed Loans for a face value of 61,862, and Book-entry Mortgage Bills for a face value of 29,668 with a book value of 221,329 as of December 31, 2006.

8.	TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2006, 2005 and 2004, the amounts and income (loss) of the transactions performed with subsidiaries and related companies according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	Total 2006	Total 2005

ASSETS

Cash and due from banks and correspondents	-	-	-	2,200	-	2,200	2,582

Loans	-	-	-	-	-	-	27,794

Other receivables from financial intermediation	163,886	283,783	173,606	-	21,588	642,863	36,939

Other receivables	-	-	-	-	3,262	3,262	5,144

Total assets	163,886	283,783	173,606	2,200	24,850	648,325	72,459

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	Total 2006	Total 2005

LIABILITIES

Deposits	3	-	-	72	1,905	1,980	7,417

Other liabilities from financial intermediation	177,047	327,180	140,156	-	6,066	650,449	74,542

Other liabilities	700	-	9	-	-	709	-

Total liabilities	177,750	327,180	140,165	72	7,971	653,138	81,959

BANCO MACRO S.A. AND SUBSIDIARIES

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	Total 2006	Total 2005

MEMORANDUM ACCOUNTS

Contingency debit accounts	3,070	-	-	-	-	3,070	-

Control debit accounts	-	-	1,011	-	-	1,011	144,202

Derivatives debit accounts	-	-	-	-	-	-	21,469

Contingency credit accounts	-	-	-	-	-	-	1,000
	3,070	-	1,011	-	-	4,081	166,671

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	Total 2006	Total 2005	Total 2004

INCOME (LOSS)

Financial income	1,035	1,008	4	214	37	2,298	1,096	79

Financial expense	(381)	(401)	(4,176)	(40)	(270)	(5,268)	(3,069)	(5,481)

Service-charge income	-	-	14	26	70	110	80	33

Service-charge expense	-	-	-	-	-	-	(37)	(58)

Total income (expense)	654	607	(4,158)	200	(163)	(2,860)	(1,930)	(5,427)

For the year ended 2006, the receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	Total 2006

ASSETS

Other receivables from financial intermediation	21,588	-	-	-	21,588

Other receivables	-	-	-	3,262	3,262

Total assets	21,588	-	-	3,262	24,850

BANCO MACRO S.A. AND SUBSIDIARIES

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	Total 2006

LIABILITIES

Deposits	1,399	445	11	50	1,905

Other liabilities from financial intermediation	6,066	-	-	-	6,066

Total liabilities	7,465	445	11	50	7,971

INCOME (LOSS)

Financial income	37	-	-	-	37

Financial expense	(270)	-	-	-	(270)

Service-charge income	65	3	1	1	70

Total income (expense)	(168)	3	1	1	(163)

In addition, the Bank have granted loans to executive officers and directors of the Bank and certain companies related to them and its subsidiaries. According to the Bank’s policy, loans are required to be granted during the normal course of business at normal credit terms, including interest rate and collateral requirements. The financing granted to such related parties amounted to 36,743 and 81,170 as of December 31, 2006, and 2005, respectively.

Likewise, as of December 31, 2006, and 2005, the outstanding deposits of related parties were 271,289 and 219,222, respectively.

During the fiscal year ended December 31, 2006, trust certificates of participation were sold to a director from Banco Macro S.A., which generated income amounting to 8,499 for the Bank.

Additionally, in December 2006, the Bank sold its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to 363.

9.	CAPITAL STOCK

As of December 31, 2006, 2005 and 2004, the capital structure is as follows:

SHARES			CAPITAL STOCK
Class	Number	Votes per share	Issued and outstanding (1)	Paid-in (1)

Registered Class A shares of common stock	11,235,670	5	11,236	11,236
Registered Class B shares of common stock	597,707,767	1	597,707	597,707
Total 2005 and 2004	608,943,437		608,943	608,943

Registered Class B shares of common stock	75,000,000	1	75,000	75,000
Total 2006	683,943,437		683,943	683,943

(1) Related to Ps. 683,943,437 as of December 31, 2006, and Ps. 608,943,437 as of December 31, 2005 and 2004.

BANCO MACRO S.A. AND SUBSIDIARIES

On September 26, 2005, the Bank’s Regular and Special Shareholders’ Meetings approved a capital stock increase through the public subscription of shares for a face value of up to Ps. 75,000,000 by issuing up to 75,000,000 common, class B and book-entry shares, with Ps. 1 face value and entitled to one vote each. The increase would amount to 12.32% of capital stock, which would thus rise from Ps. 608,943,437 to Ps. 683,943,437. The new Class B shares would have the same rights as the Class B shares that are outstanding upon issuance, including the right to collect dividends to be publicly subscribed in Argentine or abroad. On January 6, 2006, the Bank submitted to the U.S. SEC an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock was listed on the New York Stock Exchange.

During the year ended December 31, 2006, such capital increase was fully subscribed and paid in.

As required by CNV General Resolution No. 368/01, the Bank informed that would apply all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

Net income per common share for the fiscal years ended December 31, 2006, 2005 and 2004, was computed by dividing net income by the weighted average number of outstanding common shares for each year.

On April 26, 2007, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends amounting to 102,592, an increase in the Legal Reserve of 84,860, and the setting of an special reserve of 45,515 for interest of the corporate bonds mentioned in note 10.c.1), to be paid upon the maturities taking place in June and December 2007.

10.	CORPORATE BONDS ISSUANCE

The amounts recorded in the financial statements related to corporate bonds are as follows:

CORPORATE BONDS			As of December, 31
Class	Original face value	Ref.	2006	2005

Subordinated corporate bonds	USD 83,000,000	a)	44,342	8,554
Subordinated corporate bonds	USD 4,000,000	b)	3,077	3,493
Subordinated corporate bonds	USD 150,000,000	c)	460,425	-
Total			507,844	12,047

Maturities of the corporate bonds as of December 31, 2006, are as follows:

Fiscal Year	2006

2007	45,151
2008	756
2009	756
2010	756
2036	460,425
Total	507,844

a.1)	On February 19, 1996, the Bank’s Regular and Special Shareholders’ Meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000.

The net funds collected from these corporate bonds were used to settle the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), as consequence of the acquisition of certain assets and liabilities from the Banco Federal Argentino.

BANCO MACRO S.A. AND SUBSIDIARIES

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s Regular Shareholders’ Meeting approved creating a Global Program for the issuance of simple Corporate Bonds, subordinated or not, non-convertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued Subordinated Corporate Bonds to finance the purchase of Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was executed on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% per year on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the abovementioned corporate bonds were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

In that regard, as of December 31, 2006, the amount due was booked under “Subordinated corporate bonds” for an amount of 44,342 while, as of December 31, 2005, it was booked under “Provisions” for an amount of 42,310.

On April 20, 2007, the Bank paid 33,500 as partial payment of the abovementioned payables; several aspects, such as decrease in the interest rate to be applied to amounts in Argentine pesos and in US dollars and the treatment of compensatory and punitive interest, which are necessary to the final calculation of the amounts due and payable to date, remain to be defined.

BANCO MACRO S.A. AND SUBSIDIARIES

b)
On January 20, 1997, the General Special Shareholders’ Meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. As required by the Bank, through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the entry of Banco de Salta S.A. into the public offering regime for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through December 31, 2006, the Bank had amortized the equivalent of USD 2,400,000 (original value), following the method described in point (a) above.

c.1)
On September 1, 2006, the General Regular Shareholders’ Meeting approved the creation of a global program for the issuance of simple corporate bonds in a short, medium or long term, either subordinated or un-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the General Regular Shareholders’ Meeting approved an increase of the abovementioned program to USD 700,000,000 (seven hundred million US dollars).

On December 18, 2006, under the abovementioned global program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The Bank will use the funds derived from such issuance to grant loans. The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). The interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end.

BANCO MACRO S.A. AND SUBSIDIARIES

-
Pursuant to the “Registration Rights Agreement” entered into by the Bank and the placing agents, Banco Macro S.A. agreed to file with SEC and make its best efforts to obtain a exchange authorization for the current issue of Corporate Bonds for an issue registered with the SEC. Such agreement establishes certain deadlines and penalties for the Bank to carry out the process.

c.2)
In January, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, maturing in 2017 for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

The Bank will use the funds derived from such issuance to grant loans.

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso - linked notes) at a fixed rate of 10.75% p.a., simple, not convertible into shares, maturing in 2012 for a face value of USD 100,000,000 (US dollars one hundred million), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 every year, starting on December 7, 2007. Additionally, the Bank has not the option to redeem such issuance, except for tax issues.

The Bank will use the funds derived from such issuance to grant loans.

11.	ITEMS IN CUSTODY

11.1. Portfolio Management

a)
On March 1, 1996, Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the non-financial private sector, whereby the Bank undertook to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2006, and 2005, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,850 and 15,172, respectively.

b)
By virtue of the agreement executed on August 11, 1998, between Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertook to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy assigned to the Bank, for all accounts and as a one-time and total consideration, a variable fee determined as a percentage of the amounts actually recovered.

As of December 31, 2006, and 2005, the loans portfolio managed amounts to 44,454 and 47,764, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2006, and 2005, the loans portfolio managed amounts to 85,262 and 86,691, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former SBQ (Scotiabank Quilmes S.A.), as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby the management, of the assets related to branches transferred to former Banco Bansud S.A. will be carried out by the former Banco Bansud S.A.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors -under Section No. 35 bis II b), Financial Institutions Law- provided for excluding certain secured liabilities and the equivalent amount of certain assets from SBQ, and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of December 31, 2006, and 2005, the portfolio managed by the Bank amounted to 153,661 and 195,130, respectively.

e)
In order to securitize personal signature (unsecured) loans in Argentine Pesos granted to individuals through the “Cuenta sueldo” (loan system whereby the installment payment is automatically debited from the same account into wich the Bank credits the salary), on June 7, 2005, the Bank created “Macro Personal V Trust” (with Banco de Valores S.A., as trustee). This trust issued classes “A” and “B” certificates of participation, which were authorized by the CNV, for public offering, for a face value of 59,524 and 10,504, respectively. Suchs agreement stipulated that the Bank will act as agent for the collection of the trust receivables.

As of December 31, 2005, the portfolio managed by the Bank amounted to 21,875.

On September 20, 2006, the Bank entered into an agreement for the liquidation of the abovementioned trust and reimbursed the net book value of corpus assets.

f)	On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2006, the portfolio managed by the Bank amounts to 64,442. Also, see note 13.

g)	In addition, as of December 31, 2006, and 2005, the Bank had under its management other portfolios for total amounts of 67,213 and 51,439, respectively.

11.2. Mutual Funds

As of December 31, 2006, the Bank, in its capacity as depository institution, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	540,299,167	608,193	436,450
Pionero Renta	47,197,494	86,917	76,578
Pionero Renta Ahorro	114,858,352	119,015	99,006
Pionero Crecimiento	2,249,878	5,865	5,506
Pionero Global	2,323,674	2,594	2,332
Puente Hnos. Renta Fija	2,266,147	3,437	3,379
Puente Hnos. Renta Variable	2,006,728	3,535	3,526
Puente Hnos. Argentina Hedge Fund	1,093,028	1,609	72
Puente Hnos. Corporativos Latinoamericanos	460,482	1,621	1,565
Galileo Event Driven FCI	25,010,783	107,513	108,824

(a)
“Memorandum accounts - Debit-balance accounts - Control - Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

BANCO MACRO S.A. AND SUBSIDIARIES

12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485 (Financial Instutions Law), and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System. The system is characterized as being limited, mandatory and for valuable consideration. It is designed to provide protection for risks inherent in bank deposits, subsidiary and supplementary to the one offered by the system of bank deposit priorities and protection established by the Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the FGD (Fondo de Garantía de los Depósitos - Deposit Guarantee Fund). Such company was organized in August 1995. The Bank holds a 4.6699% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,694 of March 20, 2007.

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

13.	TRUST AGREEMENTS

Banco Macro S.A. is involved in several trust as follows:

1.
Interests in trusts: the Bank hold “debt securities” and equity investments (“certificates of participation”) in several trusts. Such holdings are booked under “government and private securities” and “other receivables from financial intermediation”, depending on whether they have a quoted price.

The amounts recorded in the Bank’s consolidated financial statements for certificates of participation and debt securities held in financial trusts under “Other receivables from financial intermediation - Other receivables not covered by debtors classification regulations”, net of allowances (see Note 25), amounted to:

Certificates of participation:

Tucumán (a)	145,223

Luján (b)	43,530

TST & AF (c)	32,741

San Isidro (d)	16,782

NBB Agroprendas (e)	11,142

Godoy Cruz (f)	11,055

NBB Personales II (e)	6,969

Others	15,073

Subtotal	282,515

Debt securities:

BG (g)	50,401

Onext (h)	14,020

Tarjeta Shopping (i)	13,571

NBB Personales II (e)	3,594

NBB Agroprendas (e)	2,575

Others	5,972

Subtotal	90,133

TOTAL	372,648

BANCO MACRO S.A. AND SUBSIDIARIES

(a)
On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as beneficiary, executed a trust agreement to create “Tucumán Financial Trust”, whereby the trustors assign to the trust debt securities issued by the República trust.

The purpose of Tucumán Financial Trust is to collect the assets of República Trust (mainly loans and properties) and pay off the certificates of participation issued by the trust, subject to their order of preference, namely: “A” certificate of participation, with a total face value of 61,000, “A Adittional” certificate of participation, with a total face value of 70,483 and “B” certificate of participation, with a total face value of 104,525.

Banco Macro S.A. acquired certificates of participation classes “A” and “A Adittional”. Both certificates will pay interest and residual return when the trust will be finished with the sale of the corpus assets.

The “B” certificates of participation are subordinated to the “A” certificates.

(b)
The Luján Trust was created for the purpose of reducing the customer's uncollectibility risk of the credit assistance granted to Federalia S.A. de Finanzas. Consequently, on May 20, 2003, the Bank signed a trust agreement with Federalia S.A. de Finanzas, in its capacity as trustor, whereby a financial trust named “Luján” was created to sell the corpus assets transferred to the trust by the trustor, in accordance with the terms of the agreement. The proceeds, net of trust expenses, were to be used to pay off the certificates of participation issued by the Trust, subject to their order of preference. The corpus assets are made up of different real property and plots of land located in the Province of Buenos Aires, Argentina.

The Trust issued class “Nuevo A”, “Prima A” and “B” certificates of participation. The “B” certificates are subordinated to the other certificates. The Bank holds 100% of the certificates issued by the Trust.

(c)
On November 29, 2005, an agreement was executed to replace the Trustee of the TST & AF trust between Austral Financial L.L.C. (formerly known as Tishman Speyer - Citigroup Alternative Investments and Austral Financial L.L.C.), in its capacity as Trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as Trustee, the Sud Inversiones & Análisis S.A., in its capacity as Substitute Trustee and Austral Financial L.L.C., Proa del Puerto S.A. and Sud Bank & Trust Company Limited, in its capacity as beneficiaries, whereby the Trustee ratifies its express and irrevocable resignation as trustee, the beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones & Análisis S.A. as Substitute Trustee of the Trust.

The trust manages the following assets:

•	The site located at Block 1, “I”, Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project; and

•	All other assets and rights related to the abovementioned real estate.

The purpose of the trust is to develop a real state project and the subsequent sale thereof to settle the certificates of participation issued, namely: “A N° 20” certificate of participation (equity), with a total face value of 4,919 (figures stated in thousands of dollars), “A N° 21” certificate of participation, with a total face value of 4,919 (figures stated in thousands of dollars) and “A N° 22” certificate of participation, with a total face value of 4,919 (figures stated in thousands of dollars). These certificates entitle beneficiaries to have participation in all corpus assets.

Banco Macro S.A. acquired certificates of participation class “A N° 20”.

(d)
The purpose of the San Isidro Trust is the sale of the real property received to pay for the certificates issued by the trust. This means that the main cash flow for the repayment of the certificates of participation will come from the sale of the property mentioned above. In consequence, on June 4, 2001, and República S.A. de Finanzas, as trustor, executed a trust agreement. The “San Isidro” financial trust was thereby set up. Under such agreement, the trustor assigned to the trust the real property and plot of land located in the San Isidro district, to realize them and use the proceeds therefrom to redeem the certificates of participation issued by the trust.

BANCO MACRO S.A. AND SUBSIDIARIES

The certificates of participation were delivered to Banco Macro S.A. (the Bank holds 100% of the certificates issued by the Trust) for the repayment of loans previously granted to República S.A. de Finanzas. This represents effectively a foreclosure since the former owner of the assets relinquished all rights to the assets to the trust and the Bank holds 100% of the trust certificates.

The Trust issued classes “A”, “B” and “C” certificates of participation which represent the legal instrument whereby Banco Macro S.A. is entitled to receive the cash flow established in the Trust Agreement.

(e)	See note 13.2.

(f)
On August 29, 2006, a trust agreement was executed by Corporación de Los Andes S.A., in its capacity as trustor, whereby the “Godoy Cruz Trust” was set up. Under such agreement, the trustor assigned to the trust the real property and plot of land and buildings located in Godoy Cruz Department, San Francisco del Monte district. The “A” certificate of participation was delivered to Banco Macro S.A. and the class “B” certificate of participation was delivered to Banco Finansur S.A.

The purpose of Godoy Cruz Trust is the sale of the real property received to pay for the certificates of participation. The trust issued the following certificates, namely: class “A” by a total face value of 10,602 and pay a variable interest rate, class “B” by a total face value of 11,098 and pay a variable interest (subordinated to class A certificate) and class “C” (subordinated to classes A and B certificates). This means that the main cash flow for the repayment of the certificates will come from the sale of the property mentioned above.

Banco Macro S.A. acquired certificates class “A”.

The certificates of participation will be paid with the sale of the corpus assets.

(g)
On December 20, 2005, Banco Galicia y Buenos Aires S.A., in its capacity as trustor, executed an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust's purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation and debt securities issued by the trust.

Senior debt and Junior debt securities were acquired by Banco Macro S.A. and will pay a fixed interest rate.

(h)	The purpose of the trust is to provide enough guarantees for the repayment of the credit assistance granted by the Bank to Dalvian House S.A., Conjunto los Cerros S.A. and Dalvian Constructora S.A.

Consequently, on May 19, 2005, a trust agreement was executed by Banco Macro S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, party of the second part, Dalvian House S.A., in its capacity of Dalvian Constructora, party of the third part and Tecan Austral S.A., party of the fourth part, whereby the “ONEXT Financial Trust” was set up, by virtue of which the trustors conveyed the fiduciary ownership of the following:

•	Banco Macro S.A.: the amount of 16,060 to the trust account.

•	Credicoop: the amount of 16,060 to the trust account.

•
Dalvian House: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the prospective sale price and/or any other way of legal divestiture thereof.

BANCO MACRO S.A. AND SUBSIDIARIES

•
Conjunto los Cerros: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the prospective sale price and/or any other way of legal divestiture thereof.

The Trust issued debt securities for a total face value of 32,120 pay a variable interest rate and certificates of participation (the collection of which is subordinated to the payment of the debt securities issued) of 48,947 and pay the residual return.

Banco Macro S.A. acquired 50% of debt securities.

(i)
Related to provisional certificates of participation in the different series of financial trusts executed by the Bank under underwriting agreement. Through those agreements, the Bank prepays the price for the placement of provisional certificates to the trustor. Once final certificates are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

In addition, on May 21, 2002 a Financial Trust Agreement, called Bisel Trust, was executed by former Banco Bisel S.A., as Trustor, and Banco de la Nación Argentina, as Trustee, as part of the procedure established by section 35 bis of Law 21526, through which Nuevo Banco Bisel S.A. received a certificate of participation equal to the net amount of liabilities assumed as part of the reorganization process of former Banco Bisel S.A. The agreement has a three-year term and could be extended by mutual agreement of the parties for two additional years. On March 17, 2006, Bisel Trust contract was extended for an unspecified period until the objectives that led to its execution are met, even if this occurs after expiration of the maximum term stipulated.

Bisel Trust issued two Certificates of Participation, namely Bond “A” and Bond “B”. Nuevo Banco Bisel S.A. is the beneficiary of Bond “A”, which has preference over Bond “B”, whose beneficiary is former Banco Bisel S.A. The face value of both Bonds will be updated as from the date of the Financial Trust Agreement, according to the Consumer Price Index Adjustment (“CER”) plus a nominal rate of 5% or the rediscount rate established by the BCRA, whichever is higher.

Bond “A” was originally issued for $ 1,114.0 million and was subsequently replaced by another of $ 1,217.1 million according to Resolution 580/02 of the Board of Directors of the BCRA.

Bond “A” and Bond “B” are repaid with the collections of Bisel Trust’s assets and by redemptions in kind of the certificates. No payments are made to Bond B until Bond A is fully repaid.

As of December 31, 2006, Nuevo Banco Bisel S.A. held Bond “A” for 149,674, fully provisioned, as such amounts were considered not recoverable.

BANCO MACRO S.A. AND SUBSIDIARIES

2.	Securitization transactions: the Bank has entered into the following main securitization transactions:

		Debt certificates “A” issued	Debt certificates “B” issued	Certificates of participation issued	Corpus Assets
Financial trusts	Trustors	(Face value)	(Face value)	(Face value)	Description	Amount (1)

NBB Personales II	Nuevo Banco Bisel S.A.	29,053	3,632	3,632	Personal loans	12,034

Agroprendas I	Nuevo Banco Bisel S.A.	34,650	7,425	7,429	Pledge loans	30,837

(1) Related to the outstanding balance of the trust accounts as of December 31, 2006.

Nuevo Banco Bisel S.A. retained the following amounts of debt securities and certificates of participations (face value):

Financial trusts	Debt certificates “B” issued	Certificates of participation issued

NBB Personales II	3,579	3,632

Agroprendas I	2,825	7,429

3.
Collaterals for the loans: as it is common in Argentine banking market, the Bank in some cases requires that the borrowers place certain assets or rights to receive assets into a trust as a collateral for the loans. This is a common mechanism used by the banks in Argentina to minimize risk of loss and ensure they will have access to the collateral in case the borrower defaults. In some cases, the trusts have no assets or liabilities but act simply as a conduit to collect the cash and this cash is immediately remitted to the bank for loan payments on behalf of the borrower.

The Bank entered into guarantee trust agreements to ensure compliance with the obligations assumed by the trustor. In that regard, the Bank granted loans to the trustors and entered into guarantee trust agreements to ensure compliance with the obligations assumed by the trustor in favor of the beneficiary, through collections of corpus assets.

The Bank only has access to the trust assets in case the loan is not performing. If the loan is performing, the Bank has no rights to the trust assets. If the loan is non-performing and the Bank exercises its rights to obtain trust assets, any excess of value beyond the loan balance will be given back to the borrower, and also the Bank will never have any responsibility for additional losses other than the balance of the loans. As of December 31, 2006, all loans are performing.

The following tables disclose the trusts related to (a) the funds provided by the debtor’s activities and (b) other assets.

As of December 31, 2006, the Bank is the beneficiary of the following trusts:

A)	Trusts with funds provided by the debtor’s activities as corpus assets:

The Trustee deposits the funds collected in a trust account. Such funds are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary. Therefore, the trusts have no significant assets at year-end.

BANCO MACRO S.A. AND SUBSIDIARIES

Trustor	Corpus Assets (1)

ENJASA (Entretenimientos y Juegos de Azar S.A.) (2)	89

Horizonte S.A.	75

La Veloz del Norte S.A.	425

Sucesión de Yeizel Katz Sociedad de hecho	207
Transporte Automotor Plaza S.A. (3)	-
Northia trust	28
London trust	9
Tucumán I trust (4)	-
Casino Club trust (5)	-
Gas Salta Saturación I financial trust (6)	-

(1)	Related to the monthly average on a straight-line basis of the funds managed during the year ended December 31, 2006.

(2)	Includes “Banco Macro S.A. - ENJASA”, “Banco Macro S.A. - ENJASA - II”, “Banco Macro S.A. - ENJASA - III”, “Banco Macro S.A. - ENJASA - V” and “Banco Macro S.A. - ENJASA - VI”.

(3)	Such trust is into liquidation.

(4)
Gasnor S.A. will construct a natural gas distribution network in Tucumán. Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. According to such loan, Gasnor S.A. may settle its payable to the Bank by delivering certificates of Tucumán I Trust to Banco Macro S.A. As of December 31, 2006, the certificates of participation had not been issued.

(5)
The purpose of the trust is to guarantee the provision and/or restoration of the funds that the beneficiaries (the Bank) should pay or have paid as a result of the surety provided as security for the investment commitment undertaken by the Trustors to carry out the Rosario projects (operation of a casino and hotel).

(6)
Gasnor S.A. will adapt internal connection facilities to the natural gas service in Province of Salta. Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. According to such loan, Gasnor S.A. may settle its payable to the Bank by delivering certificates of Gas Salta Saturación I Trust to Banco Macro S.A. The trust agreement was entered on January 12, 2007.

B)	Trusts with other assets as corpus assets:

	Corpus Assets
Trustor	Description	Balance (1)
Compañía de Inversiones y Participaciones S.A.	Trustor’s rights as purchaser of the real property situated in Puerto Madero area in the City of Buenos Aires.	2,062

Grunhaut Construcciones S.A.	Real properties.	3,356

Unider Internacional S.A.	Shares in Cometrans S.A.	14,996

Altos de la Calera S.A.	Receivables from a sale of real property.	2,507

(1)	Related to the outstanding balance of the trust accounts as of December 31, 2006.

4.	Normal trust activities: the Bank has trustee functions and they does not have other involvement or interests in the trusts.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The commissions earned by the Bank due to its performance as trust agent are calculated under the terms and conditions of the related agreements.

The following tables disclose the trusts related to (a) the funds provided by the debtor’s activities and (b) other assets.

BANCO MACRO S.A. AND SUBSIDIARIES

A)	Trusts with funds provided by the debtor’s activities as corpus assets:

The Bank entered into certain administration trust agreements for the following main purposes:

a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay the guaranteed obligations and the payment of invoices and fees stipulated in the related agreements.

b)	Promoting the development of the manufacturing sector at a provincial level.

c)	Public work concession agreement granting road exploitation, management, keeping and maintenance.

On the last day of each month, the assets of the Trust are not significant because they are transferred periodically for the Trustee (the Bank) to the Beneficiary, in accordance with their trust agreements.

The following table discloses the characteristics of the main administration trusts:

Trustor	Beneficiary	Corpus assets (1)

Cooperativa de Agua Potable y Otros Servicios	IPDH (Provincial Institute of Urban and Housing Development)	23,361

Province of Jujuy	Municipalities and municipal commissions - Province	83,098

Sociedad Anónima de Transporte Automotor (SAETA)	Employees from social security agencies, statutory health care organizations, tax authorities, among others.	9,194

Ministry of Treasury and Public Works of Salta	Health Institute of the Province of Salta	6,984

Economy Department of the Province of Jujuy	Economy Department of the Province of Jujuy	6,648

Other	Other	17,321	(2)

(1)	Related to the monthly average on a straight-line basis of the funds managed during the year ended December 31, 2006.

(2)	Includes, among others trustors, Province of Salta, Province of Misiones and certain ministries of Salta.

BANCO MACRO S.A. AND SUBSIDIARIES

B)	Trusts with other assets as corpus assets:

In addition, the Bank acts as trustee of other trusts. The following table discloses the main trusts and their purposes:

			Corpus Assets
Trustor	Beneficiary	Purpose	Description	Amount as of December 31, 2006
Federal Executive, through the Ministry of Economy and Production. (The Under-department of Small- and Medium-sized Enterprises belonging to the Ministry of Economy and Production as executor and organizer)	Federal Executive, through the Ministry of Economy and Production	(a) To grant financial assistance to small- and medium-sized enterprises. (b) To improve their market competitiveness and help reduce unemployment.	(a) The funds contributed by the Trustor. (b) The loans granted by the intermediary financial institutions, which are assigned and discounted by the Trustee; (c) The rights and privileges arising from the assignment of receivables as guarantee or pledge in favor of the trust.	22,879

Shareholders of Banco Macro S.A. and others	Shareholders of Banco Macro S.A. and others	To purchase real property (Dock 1, East Side of Puerto Madero) and, potentially, other real property to develop a business plan in the Puerto Madero area, City of Buenos Aires.	Cash and real properties.	129,439

Blanquiceleste S.A.	Blanquiceleste S.A.	To manage the economic rights of professional and amateur soccer players, and settle the certificates of participation to be issued.	Economic rights derived from the federative rights to be obtained from transfers of certain soccer players.	11,532

14.	COMPLIANCE WITH REGULATIONS TO ACT AS OVER-THE-COUNTER MARKET AGENT

The Bank’s shareholder’s equity exceeds the minimum amount required by CNV Resolution No. 368/01, to act as over-the-counter market agent.

15.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
As established by Central Bank rules, 20% of income for the year ended December 31, 2006, plus/less prior-year adjustments, shall be appropriated to legal reserve. Consequently, the Shareholders Meeting, held on April 26, 2007, decided to apply 84,860 out of unappropriated retained earnings to increase such legal reserve.

b)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

c)
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

BANCO MACRO S.A. AND SUBSIDIARIES

d)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries.

e)
As mentioned in note 4.4.m.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the pesification of deposits. As established by the Central Bank regarding the distribution of earnings, these amounts should be deducted from “Unappropriated retained earnings” as of year-end. As of December 31, 2006, such amount is 54,428 (net of amortizations) (Banco Macro S.A., stand-alone basis).

f)
As established in the issuance conditions for the 1st series of Class 1 Subordinated Corporate Bonds mentioned in note 10.c.1), and as established by Central Bank Communiqué "A" 4,576, the Shareholders’ Meeting held on April 26, 2007, decided to appropriate 45,515 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2007.

g)
As established in Central Bank Communiqué “A” 4,295, to determine the amounts to be distributed it will be necessary to deduct the assets recorded for minimum presumed income tax credits from unappropriated retained earnings. As of December 31, 2006, the minimum presumed income tax credit amounts to 24,372 (Banco Macro S.A., stand-alone basis).

h)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC (Argentine Superintendency of Financial and Foreign Exchange Institutions). In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings. This Communiqué establishes, among other issues, the restrictions mentioned in the paragraphs e), f) and g).

On April 16, 2007, the SEFyC notified the Bank that it had authorized the distribution of cash dividends amounting to 102,592.

Subsequently, on April 26, 2007, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends amounting to 102,592. In addition, such shareholder´s Meeting, approved the compensation paid to the Directors amounting to 17,330.

16.	CLAIMS FROM THE AFIP-DGI (FEDERAL PUBLIC REVENUE ADMINISTRATION - FEDERAL TAX BUREAU)

On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001. The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that -in the former Banco Bansud S.A.’s opinion- were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle is 10,780 in 120 monthly installments. The amount in question was charged to expense in year ended December 31, 2001. As of December 31, 2006, the unpaid installments of such settlement were recorded in the “Other liabilities” account.

Between 2002 and 2006, the former Banco Bansud S.A. and the Bank. filed appeals and administrative remedies with the Federal Administrative Tax Court against AFIP - DGI against resolutions which, in accordance with the position mentioned in the preceding paragraphs, had questioned the tax calculation for fiscal years 1995 through 1999.

BANCO MACRO S.A. AND SUBSIDIARIES

The issue under discussion and on which the AFIP bases its position is the impossibility to deduct the loans losses related to loans with collateral security and the requirement to begin judicial collection proceedings for outstanding loans to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court, which issued a resolution in favor of the position assumed by the Bank.

Management believes that is not probable that these issues will result in additional losses and therefore no additional amounts have been accrued.

17.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2006	2005
ASSETS

Cash and due from banks	1,029,317	692,246
Government and private securities	247,857	232,269
Loans	776,326	542,108
Other receivables from financial intermediation	274,459	355,274
Investments in other companies	1,619	453
Other receivables	14,337	11,986
Total	2,343,915	1,834,336

LIABILITIES

Deposits	1,591,905	1,092,755
Other liabilities from financial intermediations	425,848	393,064
Other liabilities	3,823	3,477
Subordinated Corporate Bonds	504,768	5,461
Items pending allocation	246	25
Total	2,526,590	1,494,782

18.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

18.1
Included in "Cash and Due from Banks" there are: (a) interest-bearing deposits with the BCRA totaling 1,551,369 and 619,695 as of December 31, 2006 and December 31, 2005, respectively and (b) interest-bearing deposits in foreign banks totaling 431,387 and 149,514 as of December 31, 2006 and December 31, 2005, respectively.

The interest-bearing deposits with the BCRA yielded a nominal annual interest rate of 2,55% as of December 31, 2006 and 2005, and the interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 3.25% and 3.54% as of December 31, 2006 and December 31, 2005, respectively.

18.2	Included in "Other Receivables from Financial Transactions" there are other interest-bearing deposits with BCRA totaling 115,682 and 94,601 as of December 31, 2006 and December 31, 2005, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

19.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2006	2005
GOVERNMENT SECURITIES

Holdings in investment accounts
In pesos:
Federal government bonds, maturity 2007 - Compensation	-	10,705
Subtotal holdings in investment accounts - in pesos	-	10,705

In foreign currency:
Federal government bonds in USD at LIBOR, maturity 2012 - Compensation	-	94,711
Subtotal holdings in investment accounts - in foreign currency	-	94,711
Subtotal holdings in investment accounts	-	105,416

Holdings for trading or intermediation
In pesos:
Consolidation bonds of social security payables in pesos	4,151	9,110
Federal government bonds (maturity 2007, 2008, 2013 and 2014)	104,502	644
Consolidation bonds in pesos	1,971	2,906
Secured bonds Decree 1,579/02	36,414	22,391
Discount Bonds in Pesos	4,143	13,378
Par Bonds in Pesos	439	-
Quasi-Par Securities in Pesos-Maturity 2045	2,920	-
Province of Tucumán	1,905	-
GDP-Related Securities in Pesos-Maturity 2035	2,337	-
Other	298	2,069
Subtotal holdings for trading or intermediation - In pesos	159,080	50,498

In foreign currency:
Federal government bonds - (maturity 2012 and 2013)	111,263	109,658
Treasury Bills (maturity 2007 and 2008)	31,276	4,543
Par Bonds in u$s	280	-
Argentine Government Bonds in u$s at 7% -Maturity 2011 - Bonar V	2,128	-
Other	38	87
Subtotal holding for trading or intermediation - In foreign currency	144,985	114,288
Subtotal holding for trading or intermediation	304,065	164,786

BANCO MACRO S.A. AND SUBSIDIARIES

Unlisted government securities
In pesos:
Federal govermente bonds (maturity 2013)	13,254	-
Secured bonds Decree 1,579/02	-	197,771
Bonds issued by the Municipality of Bahía Blanca at 13.75%	-	505
Other	187	82
Subtotal unlisted government securities - In pesos	13,441	198,358

Subtotal unlisted government securities	13,441	198,358
Instruments issued by the Central Bank of Argentina
In pesos:
Listed Central Bank bills (LEBAC)	32,463	1,343,258
Listed Central Bank notes (NOBAC)	2,754,556	822,351
Unlisted Central Bank bills (LEBAC)	-	297,493
Subtotal instruments issued by Central Bank	2,787,019	2,463,102
Total government securities	3,104,525	2,931,662

PRIVATE SECURITIES

Investments in listed private securities
Shares	7,580	8,071
Corporate bonds	80,482	24,016
Debt securities in financial trusts	1,035	3,448
Mutual funds	29,362	5,362
Certificates of participation in financial trusts	-	19,005
Total private securities	118,459	59,902

Total government and private securities, before allowances	3,222,984	2,991,564
Allowances	(29)	(512)
Total government and private securities	3,222,955	2,991,052

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos)

GOVERMENT SECURITIES
Holding for trading or intermediation	94,777	16,697	31,926	15,680	159,080
Consolidation bonds of social security payables in pesos	170	2,558	1,423	-	4,151

Federal government bonds (maturity 2007, 2008, 2013 and 2014)	92,299	3,238	8,965	-	104,502

Consolidation bonds in pesos	218	876	877	-	1,971

Secured bonds Decree 1,579/02	1,917	9,423	19,532	5,542	36,414

Par Bond in Pesos	-	-	-	439	439

Quasi-Par Securities in Pesos - Maturity 2045	-	-	-	2,920	2,920

GDP- Related Securities in Pesos - Maturity 2035	-	-	-	2,337	2,337

Province of Tucumán	100	493	1,022	290	1,905

Discount Bonds in Pesos	-	-	-	4,143	4,143

Other	73	109	107	9	298

Unlisted government securities	1,919	7,618	3,878	26	13,441
Federal government bonds (maturity 2013)	1,893	7,574	3,787	-	13,254

Other	26	44	91	26	187

Instruments issued by the Central Bank of Argentina	1,060,172	1,726,847	-	-	2,787,019
Listed Central Bank bills (LEBAC)	32,463	-	-	-	32,463

Listed Central Bank notes (NOBAC)	1,027,709	1,726,847	-	-	2,754,556
Total government securities in pesos	1,156,868	1,751,162	35,804	15,706	2,959,540

BANCO MACRO S.A. AND SUBSIDIARIES

In foreign currency:

Holdings for trading or intermediation	49,298	76,340	19,029	318	144,985
Federal government bonds - (maturity 2012 and 2013)	18,447	73,787	19,029	-	111,263

Treasury Bills, maturity 2007 and 2008	30,851	425	-	-	31,276

Argentine Government Bonds in u$s at 7%-Maturity 2011-Bonar V	-	2,128	-	-	2,128

Other	-	-	-	318	318

Total government securities in foreign currency	49,298	76,340	19,029	318	144,985
Total government securities	1,206,166	1,827,502	54,833	16,024	3,104,525

PRIVATE SECURITIES

Investments in listed private securities

Shares	7,580	-	-	-	7,580
Corporate bonds	80,482	-	-	-	80,482
Debt securities in financial trusts	336	699	-	-	1,035
Mutual Funds	29,362	-	-	-	29,362
Total private securities	117,760	699	-	-	118,459

Total government and private securities, before allowances	1,323,926	1,828,201	54,833	16,024	3,222,984

Allowances					(29)
Total government and private securities					3,222,955

20.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions;

b.	Financial sector: short-term loans to other banks and short-term loans from foreign branches to banks outside Argentina.

c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

BANCO MACRO S.A. AND SUBSIDIARIES

The classification of the loan portfolio in this regard was as follows:

	As of December 31,
	2006	2005
Non-financial government sector	774,273	645,342
Financial sector	436,930	80,511
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	28,553	29,891
- With Senior “B” guarantees	257,509	210,335
- Without Senior guarantees	2,122,067	1,261,459
Consumer
- With Senior “A” guarantees	17,557	15,560
- With Senior “B” guarantees	623,065	434,582
- Without Senior guarantees	2,475,732	996,972

Less: Allowance	(208,581)	(247,532)

Total loans, net of allowance	6,527,105	3,427,120

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

	2006	2005
Argentina	6,687,200	3,578,312
Suiza	15,659	-
United States of America	15,454	70,425
Uruguay	7,931	9,546
United Kingdom	7,766	15,178
Francia	481	-
Ecuador	480	-
Australia	444	-
Venezuela	258	-
Chile	13	354
Thailand	-	423
Brazil	-	139
Peru	-	247
Bahamas	-	28
Less: Allowance	(208,581)	(247,532)

Total loans, net of allowances	6,527,105	3,427,120

BANCO MACRO S.A. AND SUBSIDIARIES

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:
Economic Activity	2006	2005
Retail loans	1,719,736	678,891
Governmental services	844,814	717,113
Agricultural livestock - Forestry - Fishing - Minery - Hunting	650,405	444,807
Financial services	593,423	240,097
Retail and consumer products	550,359	281,153
Foodstuff and beverages	537,905	235,114
Other services	474,325	275,376
Construction	320,484	220,663
Chemicals	300,429	61,070
Transportation,storage and communications	195,094	141,039
Mass productions of products	147,127	76,197
Hotels and restaurants	43,196	48,586
Real estate, business and leases	39,087	57,698
Electricity, oil, water	31,061	24,580
Other	288,241	172,268

Total loans	6,735,686	3,674,652
Less: Allowance	(208,581)	(247,532)

Total loans, net of Allowance	6,527,105	3,427,120

21.	ALLOWANCES FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	247,532	225,340	56,279
Provision for loan losses (a)(b)	60,102	61,008	36,467
Allowances for loan losses from acquisition of Nuevo Banco Suquía S.A.	-	-	143,457
Allowances for loan losses from incorporation of assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado	-	74,775	-
Allowances for loan losses from acquisition of Nuevo Banco del Tucumán S.A.	13,993	-	-
Allowances for loan losses from acquisition of Nuevo Nuevo Banco Bisel S.A.	28,443	-	-
Allowances for loan losses for purchased loans and recovered loans	-	6,262	21,329
Write Offs	(132,926)	(60,929)	(32,164)
Reversals (b)	(8,563)	(58,924)	(28)
Balance at the end of the fiscal year (c)	208,581	247,532	225,340

(a)
As of December 31, 2006, the amount of provision for loan losses disclosed in the statements of Income, includes above amounts, and, mainly, the provision for other receivables for financial intermediation (see note 25).

(b)	As of December 31, 2006, as disclosed in note 29, under US SEC requirements, the amount of loan loss provision includes above amounts less recovered loans of 111,162.

(c)	As of December 31, 2006, as disclosed in note 29, under US SEC requirements, the amount of allowance for loan losses includes the allowance for assets subject to financial lease (see note 25).

BANCO MACRO S.A. AND SUBSIDIARIES

22.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION

The breakdown of other receivables from financial intermediation by guarantee type is as follows:

	As of December 31,
Description	2006	2005
With preferred guarantees	-	176,857
Without preferred guarantees	1,092,893	931,543
Allowances	(178,319)	(27,600)
	914,574	1,080,800

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

	As of December 31,
Description	2006	2005
Corporate bonds—Unlisted	12,661	927
Debt securities in financial trusts—Unlisted	90,133	124,700
Certificates of participation in financial trusts—Unlisted	451,612	193,062
Total investments in unlisted private securities	554,406	318,689

As of December 31, 2006, maturities for the private securities disclosed above are as follows:

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	No stated maturity		Total

Corporate bonds—Unlisted	489	5,169	7,003	-		12,661
Debt securities in financial trusts—Unlisted	75,888	13,423	822	-		90,133
Certificates of participation in financial trusts—Unlisted	12,555	204,641	-	234,416	(1)	451,612
Total investments in unlisted private securities	88,932	223,233	7,825	234,416		554,406

(1) Includes allowances amounting to 169,074.

The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date.

The assets and liabilities related to such transactions are as follows:

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
Description	2006	2005

Amounts receivable from spot and forward sales pending settlement
Receivables from repurchase agreements of government securities	69,777	247,743

Receivable from spot sales of government and private securities pending settlement	48,020	87,732

Receivables from forward sales of government securities	2,856	2,821

Receivables from spot sales of foreing currency settlement	708	-

Receivables from other forward sales	92,244	57,684
	213,605	395,980

Securities and foreign currency receivable from spot and forward purchases pending settlement
Forward purchases of securities under repurchase agreements	102,293	162,402

Spot purchases of government and private securities pending settlement	31,553	74,207

Spot purchases of foreing currency pending settlement	3,070	-

Other spot purchases	3,801	-
	140,717	236,609

Amounts payable for spot and forward purchases pending settlement
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	3,071	4

Payables for forward purchases of securities under repurchase agreements	57,893	88,647

Payables for spot purchases of government securities pending settlement	29,074	11,906

Payables under repo transactions	42,391	8,125

Payable for spot purchases of government and private securities awaiting settlement	5	-
	132,434	108,682

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
Description	2006	2005
Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	89,914	284,656

Forward sales of government securities	4,150	4,428

Foward sales of foreing currency pending settlement	708	-

Spot sales of government and private securities pending settlement	38,666	87,910

Other forward sales	83,628	52,720
	217,066	429,714

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in note 4.4.h).

The fair value of these instruments as of December 31, 2006, and 2005, was:

	End-of-year fair value
	2006	2005
Assets	140,717	236,609
Liabilities	217,066	429,714

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statement of income of each year.

23. BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

23.1 Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
Description	Estimated useful life (years)	2006	2005
Buildings	50	307,415	238,028
Furniture and facilities	10	68,317	60,985
Machinery and equipment	5	272,845	231,885
Vehicles	5	32,781	20,149
Other	-	2,084	540
Accumulated depreciation		(347,191)	(328,047)
Total		336,251	223,540

Depreciation expense was 29,230, 19,218 and 16,570 as of December 31, 2006, 2005 and 2004 respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

23.2 Other assets

Other assets consisted of the following as of December 31, 2006 and 2005:

	As of December, 31
Description	Estimated useful life (years)	2006	2005
Works in progress	-	27,357	6,932
Works of art	-	1,203	1,175
Prepayments for the purchase of assets	-	3,945	4,191
Foreclosed assets	-	42,455	26,213
Leased buildings	50	13,880	10,529
Stationery and office supplies	-	1,651	1,236
Other assets (1)	50	127,095	137,336
Accumulated depreciation	-	(14,821)	(12,953)
Total		202,765	174,659

(1) Mainly includes buildings acquired by attachment in aide of execution, which under Central Bank rules are included in this line after a period of 6 months from the acquisition.

Depreciation expense was 1,748, 2,024 and 2,311 at December 31, 2006, 2005, and 2004 respectively.

23.3 Operating Leases

As of December 31, 2006, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 6 years).

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	In thousands of Ps.
2007	11,607
2008	8,421
2009	5,153
2010	4,006
2011	2,735
2012 and after	7,825
Total	39,747

As of December 31, 2006, 2005 and 2004, rental expenses amounted to 12,047, 7,249, and 4,338, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

BANCO MACRO S.A. AND SUBSIDIARIES

24. INTANGIBLE ASSETS

24.1. Goodwill:

As of December 31, 2006 and 2005 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life from payment (years)	2006	2005
Goodwill for the purchase of Banco de Jujuy S.A., net of accumulated amortization of 7,486 as of December 31, 2006	6	826	1,646
Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 1,194 as of December 31, 2006	10	17,048	-
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 2,752 as of December 31, 2006	10	63,290	-
Total		81,164	1,646

Amortization expense on goodwill was 4,766 as of December 31, 2006, and 839 as of December 2005 and 2004.

On January 12, 1998, Banco Macro S.A. acquired 80% of the capital stock of Banco de Jujuy in the amount of Ps. 5.1 million. The assets transferred amounted to Ps.30 million and the liabilities assumed amounted to Ps.28 million (historical values).

Under Central Bank Rules, this transaction resulted in Banco Macro’s positive goodwill amounting to Ps. 3.5 million, which is amortized in seven years and no impairment is required.

On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

Additionally, from September through December 2006, Banco Macro S.A. acquired 4.84% of the capital stock of Banco del Tucumán S.A.

Under Central Bank Rules, this transaction resulted in Banco Macro’s positive goodwill amounting to 18,242, which is amortized in ten years and no impairment is required.

On August 11, 2006, the Bank acquired 92.73% of the capital stock of Nuevo Banco Bisel in the amount of 19,509. The assets transferred amounted to 1,824,644 and the liabilities assumed amounted to 1,804,534.

Under Central Bank rules, as result of the acquisition, the Bank booked a positive goodwill amounting to 66,042, which is amortized in ten years and no impairment is required.

24.2. Organization and development costs:

As of December 31, 2006 and 2005, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2006	2005
Differences due to courts orders - non deductibles for the determination of the computable equity	5	74,745	42,632
Cost from information technology projects	5	31,511	22,232
Organizational cost	5	699	1,577
Other capitalized cost	5	3,060	2,004
Total		110,015	68,445

BANCO MACRO S.A. AND SUBSIDIARIES

Amortization expense was 32,740, 26,688, and 25,267 as of December 31, 2006, 2005 and 2004, respectively.

Intangible assets changed as follows during fiscal years ended December 31, 2006, 2005 and 2004:

	Fiscal year ended December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	70,091	81,531	82,185
Additions	158,623	16,148	25,445
Decreases	(29)	(61)	-
Amortization expense	(37,506)	(27,527)	(26,099)
Balance at the end of the fiscal year	191,179	70,091	81,531

25. OTHER ALLOWANCES AND PROVISIONS

The activity of the following allowances deducted from assets or included in liabilities in accordance with Central Bank rules are as follows:

Government and private securities

Recorded to cover possible impairment risk arising out of government securities.

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	512	2,471	3,137
Allowances for government and private securities losses from acquisition of Nuevo Banco Suquía S.A.	-	-	2,471
Allowances for government and private securities losses	-	512	-
Write off	(474)	(2,471)	(2,997)
Reversals	(9)	-	(140)
Balance at the end of the fiscal year	29	512	2,471

BANCO MACRO S.A. AND SUBSIDIARIES

Other receivables from financial intermediation

Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account note 4.4.f).

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	27,600	107,530	134,145
Allowanses for Other receivables for financial intermediation from acquisition of Banco del Tucumán S.A.	125	-	-
Allowances for Other receivables for financial intermediation from acquisition of Nuevo Banco Bisel S.A.	164,327	-	-
Provision for other receivables for financial intermediation losses	9,129	9,958	716
Provision for other receivables for financial intermediation losses from acquisition of Nuevo Banco Suquía S.A.	-	-	102,767
Write off	(6,688)	(78,789)	(130,098)
Reversals	(16,174)	(11,099)	-
Balance at the end of the fiscal year	178,319	27,600	107,530

Assets subject to financial lease

Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account note 4.4.f)

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	1,470	609	-
Allowances for Assets subjects to finnacial leases from acquisition of Banco del Tucumán S.A.	226	-	-
Allowances for Assets subjects to financial leases from acquisition of Nuevo Banco Bisel S.A.	299	-	-
Provision for assets subject to financial lease	1,529	875	609
Applications	(19)	(14)	-
Reversals (1)	(16)	-	-
Balance at the end of the fiscal year (1)	3,489	1,470	609

(1) Under U.S. SEC requirements, they were included in “Assets - Allowance for loans losses”

Investment in other companies

Recorded to cover possible impairment risk arising from investments in other companies.

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	1,304	719	2
Provision for investment in other companies losses	18	1,049	3,003
Allowances for investment in other companies losses from acquisition of Nuevo Banco Suquía S.A.	-	-	321
Write off	-	(167)	(2,607)
Reversals	(150)	(297)	-
Balance at the end of the fiscal year	1,172	1,304	719

BANCO MACRO S.A. AND SUBSIDIARIES
Other receivables

Following is a summary of amounts recorded to cover collectibility risks of other receivables. Amounts include allowances on the receivables recovered from Suquía Trust.

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	18,246	6,201	3,630
Allowances for Other receivables from acquisition of Banco del Tucumán S.A.	1	-	-
Allowances for Other receivables from acquisition of Nuevo Banco Bisel S.A.	18,892	-	-
Provision for other receivables losses	8,175	13,220	1,223
Allowances for other receivables losses from acquisition of Nuevo Banco Suquía S.A.	-	-	1,689
Write off	(8,694)	(1,098)	(341)
Reversals	(467)	(77)	-
Balance at the end of the fiscal year	36,153	18,246	6,201

Provisions - Contingencies and Commitments

Following is a roll-forward of the allowance recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS (Statements of Financial Accounting Standards) No. 5.

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	2,076	3,120	5,342
Provision for contingent commitments losses	7	1,692	843
Allowances for contingent commitments losses from acquisition of Nuevo Banco Suquía S.A.	-	-	48
Write off		(1,043)	-
Reversals	(409)	(1,693)	(3,113)
Balance at the end of the fiscal year	1,674	2,076	3,120

Provisions - Negative Goodwill

Following is the roll forward of the amounts recorded to cover the difference between the purchase price and the book value of the net equity acquired of Banco Bansud S.A. and Nuevo Banco Suquía S.A.:

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	73,595	146,707	219,336
Allowances	-	-	483
Amortization	(73,112)	(73,112)	(73,112)
Balance at the end of the fiscal year	483	73,595	146,707

BANCO MACRO S.A. AND SUBSIDIARIES

Provisions - Other loss contingencies

Principally includes labor litigation and customer and other third-parties claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS No. 5.

	As of December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	102,479	75,872	60,450
Provision for other contingent losses	47,219	37,440	3,211
Provision for other contingent losses from acquisition of Nuevo Banco Suquía S.A.	-	-	16,948
Provision for other contingent losses from acquisition of Banco del Tucumán S.A.	994	-	-
Provision for other contingent losses from acquisition of Nuevo Banco Bisel S.A.	11,790	-	-
Provision for other contingent losses from incorporation of assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado	-	6,796	-
Write off	(58,213)	(13,347)	(1,492)
Reversals	(2,052)	(4,282)	(3,245)
Balance at the end of the fiscal year	102,217	102,479	75,872

Provisions - For severance pay

	As of December 31,
	2006	2005	2004
Provision for severance pay	1,000	-	-
Applications	(504)	-	-
Balance at the end of the fiscal year	496	-	-
Total of provisions	104,870	178,150	225,699

26. DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

26.1.	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2006 is 2,828,698.

26.2.	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2006			As of December 31, 2005
	Principal	Interest and adjustments	Rate	Principal	Interest and adjustments		Rate
Short-term liabilities	35,807	33,255	1.95%	19,548	14,805		4.10%
Long-term liabilities	168,330	148,697	2.00%	107,174	75,984		4.24%
Total	204,137	181,952		126,722	90,789	(1)

BANCO MACRO S.A. AND SUBSIDIARIES

(1)
As of December 31, 2005 “Interest and adjustments" includes 11,159 related to adjustments on the above liabilities booked in “Accrued interest, adjustments, foreign exchange and quoted price differences payable" under the "Other liabilities from financial intermediation" in the accompanying consolidated balance sheets.

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2006
2008	63,406
2009	63,406
2010	63,405
2011	63,405
2012	63,405
Total	317,027

26.3.	Banks and international institutions

	As of December 31, 2006				As of December 31, 2005
	Principal		Interest	Rate	Principal	Interest	Rate
Short-term liabilities	23,212		5,718	5.92%	154,006	4,538	5.64%
Long-term liabilities	153,475	(1)	-	6.26%	-	-	-
Total	176,687		5,718		154,006	4,538

Accrued interest is included in “Accrued interest, adjustments, foreign exchange and quoted price differences payable" under the "Other liabilities from financial intermediation" in the accompanying consolidated balance sheets. Amounts are unsecured.

(1)  In June, 2006, the Bank obtained a USD 50 million loan from Credit Suisse First Boston with an 19-month term at the LIBO rate plus 1.95%. The loan agreement includes restrictions, principally related to the compliance of the payments established. Likewise, the loan agreement contains other restrictions connected to the fulfillment of financial ratios. As of December 31, 2006 the Bank had duly complied with the obligations assumed with the loan.

26.4.	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2006			As of December 31, 2005
	Principal	Interest and adjustments	Rate	Principal	Interest and adjustments	Rate
Short-term liabilities	26,502	1,219	6.40%	2,481	999	1.97%
Long-term liabilities	21,480	18,957	2.04%	22,673	16,106	3.11%
Total	47,982	20,176		25,154	17,105

Accrued interest and adjustments are included in “Accrued interest, adjustments, foreign exchange and quoted price differences payable" under the "Other liabilities from financial intermediation" in the accompanying consolidated balance sheets. Amounts are unsecured.

Maturities of the long-term liabilities in the table above for each of the following Periods are as follows:

Periods	As of December 31, 2006
2008	2,391
2009	2,238
2010	3,170
2011	3,357
2012	3,357
2013	3,357
2014	5,129
2015	5,483
2016	5,483
2017	5,483
2018	989
40,437

BANCO MACRO S.A. AND SUBSIDIARIES

27.	EMPLOYEE BENEFIT PLANS

The Bank does not maintain pension plans for its personnel. The Bank is required to pay employer contributions, determined on the basis of total monthly payroll.

These expenses aggregated 50,755, 36,094 and 17,988 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively, and are included in the “Operating Expenses—Personnel expenses” account.

28.	MINIMUM CAPITAL REQUIREMENTS

Under Central Bank’s rules, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). As of December 31, 2006 and 2005, the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the Central Bank’s rules are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital
December 31, 2006	741,521	2,656,276	1,914,755
December 31, 2005	366,084	1,491,670	1,125,586

BANCO MACRO S.A. AND SUBSIDIARIES

29.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET

The presentation of consolidated financial statements under Central Bank’s rules differs significantly from the format required by the U.S. SEC under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). The following consolidated financial statements were restated into constant pesos, as explained in note 4.3. These consolidated financial statements were prepared using the measurement methods provided by Central Bank, but under US SEC requirements:

Consolidated Statements of Income	2006	2005	2004
Interest and fees on loans	739,214	418,175	144,833
Interest on bearing deposits with other banks	10,516	7,861	1,570
Interest on other receivables from financial intermediation	68,146	67,117	18,953
Interest on securities and foreign exchange purchased under resale agreements	18,311	14,924	3,539
Government securities and other trading gains, net	274,029	203,566	216,937
Foreign exchange, net	40,007	31,392	27,954
Other interest income	43,402	17,574	6,139
Total interest income	1,193,625	760,609	419,925

Interest on deposits	280,325	191,637	73,899
Interest on short-tern borrowings	16,728	14,006	4,602
Interest on long-term debt	16,474	15,842	11,394
Other interest expense	96,195	82,250	34,659
Total interest expense	409,722	303,735	124,554
Net interest income	783,903	456,874	295,371

Provision for loan losses, net	59,623	18,295	(25,107)
Net interest income after provision for loan losses	843,526	475,169	270,264

Service charges on deposit accounts	282,724	186,062	81,503
Credit-card service charges and fees	60,102	43,687	41,310
Other commissions	16,775	7,948	4,362
Foreign currency exchange trading income	11,607	10,630	5,928
Income from equity in other companies	7,928	6,909	3,765
Negative Goodwill	73,112	73,112	73,112
Other	66,271	86,267	29,649
Total non-interest income	518,519	414,615	239,629

Commissions	44,607	31,213	4,989
Salaries and payroll taxes	395,421	253,816	132,910
Outside consultants and services	38,768	25,476	16,729
Depreciation of bank premises and equipment	30,736	20,815	18,881
Rent	14,085	9,860	4,898
Stationery and supplies	8,880	7,823	3,902
Electric power and communications	23,490	17,047	9,366
Advertising and publicity	31,138	22,663	12,048

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income (cont.)	2006	2005	2004
Taxes	8,755	5,616	3,353
Management Fee	14,355	14,142	5,861
Insurance	5,238	3,956	4,096
Security services	25,002	16,366	10,184
Maintenance, conservation and repair expenses	24,825	17,429	11,638
Amortization of organization and development expenses	37,291	27,423	26,106
Provision for losses on other receivables and other allowances	26,713	9,301	3,920
Other	128,262	110,050	47,336
Total non-interest expense	857,566	592,996	316,217

Minority interest of subsidiaries	3,220	27	-

Income before income tax expense	501,259	296,761	193,676

Income tax expense	76,961	34,042	699

Income from continuing operations	424,298	262,719	192,977

Net income	424,298	262,719	192,977

Earnings per common share	0.64	0.43	0.32

Central Bank ´s rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2006, and 2005, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2006	2005
ASSETS
Cash and due from banks	644,191	423,639
Interest-bearing deposits in other banks	2,099,861	863,810
Federal Funds sold and securities purchased under resale agreements of similar arrangements	172,070	410,145
Trading account assets	354,986	206,982
Other short-term investments	489	115
Investment securities available for sale	2,873,954	2,765,777
Loans	7,037,049	3,842,485
Allowance for loan losses	(212,070)	(249,002)
Premises and equipment	587,946	397,928
Due from customers on acceptances	91,607	69,637
Other assets	641,544	474,906
Total assets	14,291,627	9,206,422

BANCO MACRO S.A. AND SUBSIDIARIES

	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	7,309,335	4,829,786
Non interest-bearing deposits	2,761,682	1,735,540
Federal Funds purchased and securities sold under repurchase agreements	190,197	381,427
Other short-term borrowings	375,807	196,377
Long-term borrowings	510,939	221,937
Contingent liabilities	114,108	104,555
Other liabilities	36,966	158,700
Bank acceptances outstanding	91,607	69,637
Subordinated corporate bonds	507,844	12,047
Minority interest in consolidated subsidiaries	78,165	6,842
Total liabilities	11,976,650	7,716,848

Common stocks	683,943	608,943
Retained appropriated earnings	298,056	245,513
Retained unappropriated earnings	933,967	630,607
Other shareholders’ equity	399,011	4,511
Total shareholders’ equity	2,314,977	1,489,574
Total liabilities and shareholders’ equity	14,291,627	9,206,422

30.	OPERATIONS BY GEOGRAPHICAL SEGMENT

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2006	2005	2004
Total revenues	1,842,298	1,271,492	691, 897
Argentina	1,818,761	1,247,412	678,363
Bahamas	23,537	24,080	13,534

Net income	424,298	262,719	192,977
Argentina	419,481	252,326	195,920
Bahamas	4,817	10,393	(2,943)

Total assets	14,504,972	9,487,822	8,797,757
Argentina	14,000,262	9,139,388	8,353,266
Bahamas	504,710	348,434	444,491

31.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

BANCO MACRO S.A. AND SUBSIDIARIES

Derivatives

In the normal course of business, the Bank enters into a variety of transactions principally in the foreign exchange and stock markets. Most counterparts in the derivative transactions are banks and other financial institutions

These instruments include:

-
Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be traded on a stock exchange or under OTC (Over-the-Counter) agreements.

-
Forwards: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Forwards are traded on stock exchange at standardized amounts of the underlying asset or financial instrument.

Pursuant to Central Bank’s rules, forward transactions with delivery of underlying assets, must be recorded under “Other receivables from financial intermediations” and “Other liabilities from financial intermediations” in the accompanying balance sheets and they were valued as mentioned in note 4.4.h) (accrual method).

The notional contractual amount of these instruments represents the volume of outstanding transactions and do not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices.

The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2006 and 2005:

			As of December 31,
			2006	2005
Put options taken	(a	)	50,649	120,923
Call options taken	(c & (d	))	159,804	-
Forward sales of foreign exchange without delivery of underlying asset	(b	)	27,576	55,203
Forward purchases of foreign exchange without delivery of underlying asset	(b	)	-	15,301
Put options sold	(c	)	245,675	112,423
Call options sold	(a) & (d	)	91,071	120,886

(a)
As of December 31, 2006 and 2005, the Bank has sold a call option and purchased a put option over the debt securities of “BG Financial Trust”. Additionally, as of December 31, 2005 it also sold a call option and purchased a put option over the certificates of participation of the “Luján Financial Trust”. In both cases, the options share the same strike price, exercise term (one of them has a two-day difference) and underlying assets.

The Bank structured these transactions to guarantee the sale of the assets involved by charging an interest rate from the execution of the agreements until options are exercised.

Under Central Bank rules, these options were valued at the agreed-upon strike price (see additionally note 4.4.n.3.i)

BANCO MACRO S.A. AND SUBSIDIARIES

(b)
The Bank enters into these transactions to take advantage of price differentials. Under Central Bank rules, they were valued at their quoted prices as of December 31, 2006 and 2005. They expired a few days later. Any quoted price-differences were charged to income.

(c)
Include a put option sold and a call option taken related to the agreement entered into by the Bank and Nuevo Banco Suquía S.A., in their capacity as buyers of Nuevo Banco Bisel S.A., and SEDESA (see note 3.8).

According to the call option, for a fifteen-year term as from taking possession of the bank (August 11, 2006), buyers are entitled to acquire from SEDESA preferred shares in Nuevo Banco Bisel S.A. The price of those shares is set at 66,240, plus interest at an annual 4% rate as from the takeover date. Such price is payable upon the expiration of the option term (August 11, 2021).

In addition, through the put option, SEDESA will be entitled to sell to the buyers the preferred shares that it owns in Nuevo Banco Bisel S.A. Such put option may only be exercised by SEDESA after the term of fifteen years as from the date of issuance of the preferred shares (August 26, 2005). The price of those shares is set at 66,240, plus interest at an annual 4% rate as from August 11, 2006

According to the call option, on May 28, 2007, the Bank purchased the abovementioned preferred shares.

Additionally, the Bank recorded in memorandum accounts the amounts representing obligations of the Bank under put options sold related to the Federal Government Bond coupons established in Presidential Decrees Nos. 905/02 and 1,836/02. Such options were imposed by the Federal Government to all financial institutions.

During the Argentine crisis and pursuant to such decrees, the deposits which were denominated in US Dollars were exchanged for peso denominated government bonds using a Ps.1.4 to the U.S.$1.00 exchange rate. The bonds received by the depositors carried an interest rate plus CER (an inflation index) adjustment.

In order to enhance the public’s trust in the system and the exchange mechanisms, the Central Bank effectively required the banks to issue a put option to the depositors who so requested. Such put options will entitle the bondholders to receive 1.4 exchange rate, plus accrued interest plus CER. This was intended to effectively provide a floor for the yield of such government bonds for the holders, therefore, if the value of these bonds were to decrease below the terms of the put options (ie, Ps.1.4 exchange rate plus interest plus CER), the holders would then be able to present the put options to the Bank and receive such value. These options expire 30 days after the expiration of each coupon received by the depositors, in varying dates through 2013. As it is a put option established by the Federal Government to the detriment of the Bank, the holders of such options did not pay any type of premium to the Bank and thus the Bank has never recognized any income from these options, and has never established an initial liability since it received no up-front premium.

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

(d)
In addition, as of December 31, 2006, the Bank took and sold call options over euros. Under Central Bank rules, the call option taken were valued at their strike price and the call option sold were valued at the quoted price. The Bank enters into these transactions to take advantage of price differentials.

BANCO MACRO S.A. AND SUBSIDIARIES

Credit-related financial instruments

The Bank’s exposure to credit loss in the event of the counterparts´ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2006	2005
Unused portion of loans granted per debtors classification regulations	9,120	20,118
Other guarantees provided covered by debtors classification regulations	243,057	94,402

(*) A significant portion of the Bank’s guarantees as of December 31, 2006 and 2005, have a remaining maturity of less than one year.

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management´s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2006	2005
Checks drawn on the Bank pending clearing	326,885	222,194
Checks drawn on other Banks	133,044	82,050

32.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

33.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK’S RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Central Bank´s rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (“US GAAP”). “SFAS” shall refer to Statements of Financial Accounting Standards.

33.1. Income taxes

a)  As explained in note 5, Central Bank’s rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

BANCO MACRO S.A. AND SUBSIDIARIES

For purposes of US GAAP reporting, the Bank applies SFAS No. 109 “Accounting for income taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. SFAS No. 109 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence.

Deferred tax assets and liabilities are summarized as follows:

	As of December 31,
Description	2006	2005
Deferred tax assets:
Loans	40,772	18,488
Intangible assets	84,597	11,400
Allowance for loss contingencies	41,952	38,485
Net tax loss carry forwards	137,304	110,748
Other	15,979	1,071
Total deferred assets	320,604	180,192

Deferred tax liabilities:
Governments and private securities valuation	(9,114)	(5,728)
Property, equipment and other assets	(9,296)	(41,832)
Other liabilities	(6,771)	-
Foreign exchange difference	(7,470)	(6,082)
Other	(938)	-
Total deferred liabilities	(33,589)	(53,642)

Deferred tax asset	287,015	126,550

Allowance for deferred tax assets	(104,113)	(19,997)

Net deferred tax assets under US GAAP	182,902	106,553

As of December 31, 2006, the consolidated tax loss carry forwards of 392,299 are as follows:

Expiration year	Amount
2007	172,399
2008	157,499
2009	61,351
2010	250
2011	800
392,299

BANCO MACRO S.A. AND SUBSIDIARIES

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	2006	2005	2004
Net deferred tax assets at the beginning of the year	106,553	128,474	47,245
Net deferred tax assets acquired from business combinations (*)	136,616	-	135,123
Reversal of valuation allowance from acquisition of Nuevo Banco Suquía S.A. (**)	-	7,895	-
Amount recorded in comprehensive income - Increase / (decrease)	9,719	53,481	(47,893)
Net deferred tax expense for the year	(69,986)	(83,297)	(6,001)
Net deferred tax assets at the end of the year	182,902	106,553	128,474

(*)	See note 33.7.

(**)
As of December 31, 2005, the Bank reversed allowances for deferred tax assets recognized in the acquisition of Nuevo Banco Suquía S.A. (see note 33. 7. c)). In accordance with paragraph 30 of SFAS 109, the reversed allowances were applied first to zero intangible assets acquired from Nuevo Banco Suquía S.A. (net of allocated negative goodwill) and second to reduce income tax expense.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2006	2005	2004
Pre-tax income in accordance with US GAAP	546,611	546,783	100,929
Statutory income tax rate	35.00%	35.00%	35.00%
Tax on net income at statutory rate	191,314	191,374	35,325

Permanent differences at the statutory rate:
- Variation of allowances	84,116	(89,934)	(63,533)
- Income not subject to income tax	(111,575)	19,984	9,386
- Others	(16,908)	(4,085)	25,522
Income tax in accordance with US GAAP	146,947	117,339	6,700

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2006	2005	2004
Income tax in accordance with Central Bank regulations	76,961	34,042	699

Deferred tax charges	69,986	83,297	6,001

Total income tax expense in accordance with US GAAP	146,947	117,339	6,700

In note 33.7 the above mentioned adjustments were split considering business combinations or other adjustments.

b)  In addition, as of December 31, 2006, 2005 and 2004 the Bank had asset of 63,843, 53,593 and 59,313, respectively, for the credit for Tax on minimum presumed income. As mentioned in note 5 to the financial statements, under Central Bank Rules, such credit is considered to be an asset because Management estimates it will be used within ten years, which is the period allowed by the Central Bank Communiqué ‘‘A’’ 4,295, as amended.

BANCO MACRO S.A. AND SUBSIDIARIES
In accordance with US GAAP, a valuation allowance was recorded for the portion of such credit which was deemed to be more likely than not that it would not be recovered, as per paragraphs 17 (e) and 25 of SFAS 109.

The adjustments related to credit for tax on minimum presume income acquired in business combination transactions are included in note 33.7.

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7, would decrease assets by 24,222 as of December 31, 2004.

On the other hand, income for the year ended December 31, 2005 would increase by 24,222.

33.2. Exposure to the Argentine Public Sector and Private Securities

a) Loans—Non-financial federal government sector

During the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, the Bank exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called guaranteed loans in consideration thereof.

As provided for by Central Bank Communiqués "A" 3,366 and "A" 3,385, the exchange was made at the carryover book value of the securities as of the date of the exchange with no impact on the income statement.

Such loans were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.c)).

The loans received in this exchange were not significant.

In addition, subsequently, the Bank acquired additional guaranteed loans in the market and also through business combinations described elsewhere in this footnote. The difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with PB 6 - Amortization of Discounts on Acquired Loans.

In 2005, the Bank implemented SOP 03-3 - “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” for loans acquired.

The adjustments related to guaranteed loans acquired in business combination transactions are included in note 33.7 c) to f).

The effects of adjustments require to state amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7 c) to f), would decrease assets by 222,363, 226,929 and 215,818 as of December 31, 2006, 2005 and 2004, respectively.

On the other hand, income would increase by 4,566 and decrease by 11,111 and 1,626 for the years ended December 31, 2006, 2005 and 2004, respectively.

b) Secured Bonds

As of December 31, 2006, 2005 and 2004. Secured Bonds (BOGARs) are classified for US GAAP purposes as available for sale securities and carried at fair value with the unrealized gain or loss, net of income taxes, recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the BOGARs, the Bank used quoted market values.

During the fiscal year ended December 31, 2005, the Bank sold part of its Secured Bonds and, therefore, realized a part of the gains that were previously recorded in other comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES

The adjustments related to Secured Bonds acquired in business combination transactions are included in note 33.7 c) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7, would decrease assets by 7,926 and 96,364 as of December 31, 2005 and 2004, respectively.

On the other hand, income would increase by 31,653, 182,598 and 12,407 for the years ended December 31, 2006, 2005 and 2004, respectively.

c) Other Loans—Non-financial provincial government sector

As of December 31, 2006, 2005 and 2004, the Bank had other loans granted to the non-financial provincial government sector, which were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.c).

In accordance with SFAS No. 114, as of December 31, 2006, 2005 and 2004, the Bank deemed these loans to be impaired and measured impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, with a corresponding adjustment to bad-debt expense.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 196 and 5,945 as of December 31, 2005 and 2004, respectively.

On the other hand, income would increase by 196, 5,749 and 12,847 for the years ended December 31, 2006, 2005 and 2004, respectively.

d) Compensatory Bonds in connection with the compensation for foreign currency position

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

According to Central Bank’s rules, the compensation received was valued by using the criteria described in note 4.4.

Under US GAAP, these assets (including those used for forward purchases under repurchase agreements) should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported net of income tax within the shareholders' equity accounts.

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

During the fiscal years ended December 31, 2006 and 2005, the Bank sold and realized the gains that were previously recorded in other comprehensive income.

The adjustments related to Compensatory Bonds acquired in business combination transactions are included in note 33.7 c) to f).

BANCO MACRO S.A. AND SUBSIDIARIES

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7 c) to f), would decrease assets by 20,719 and 69,936 as of December 31, 2005 and 2004, respectively.

On the other hand, income would increase by 40,736, 105,712, and 29,194 for the years ended December 31, 2006, 2005 and 2004, respectively.

e) Instruments issued by Central Bank of Argentina and other unlisted government securities

As of December 31, 2006, 2005 and 2004, the Bank had Instruments issued by Central Bank of Argentina and other unlisted government securities. Under Central Bank rules, these securities were valued as explained in notes 4.4.b.1) and 4.4.c), respectively).

According to US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders' equity accounts. However, SFAS No.115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the write down amount shall be included in earnings.

The adjustments related to instruments issued by Central Bank of Argentina and other unlisted government securities acquired in business combination transactions are included in note 33.7 c) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7 c) to f), would increase assets by 20 and decrease assets by 7,269 as of December 31, 2006 and 2004, respectively.

On the other hand, income would decrease by 15,870 and increase by 7,269 and 9,447 for the years ended December 31, 2006, 2005 and 2004, respectively.

The amortized cost, Gross unrealized gains and fair value of Government Securities classified as available for sale (including those derived from business combinations) as of December 31, 2006, 2005 and 2004, are as follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value
2006	2,842,286	26,199	2,868,485
2005	2,767,477	54,053	2,821,530
2004	2,221,116	204,708	2,425,824

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Proceeds from sales as of December 31,
Available for sale securities	2006 (**)	2005 (**)	2004 (*)
Debt Securities Issued by Argentinian Government	2,845,568	1,578,755	570,800

(*) There have been no realized gains or losses as a result of those sales, therefore there were no gains and losses reclassified out of accumulated other comprehensive income into earnings for the year ended December 31, 2004 (very short term securities).

(**) As of December 31, 2006 and 2005, realized gains as a result of those sales amounted to 43,742 and 168,456 respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

The amount of the unrealized holding gain or loss on available for sale securities that have been included in accumulated other comprehensive income (see note 33.18) is as follows:

Securities	2005	Increase	Decrease	2006
Compensatory Bonds	20,017	-	(20,017)	-
Secured Bonds Decree 1579/02	34,036	-	(23,727)	10,309
Instrument issued by Central Bank of Argentina	-	15,890	-	15,890
Total Government Securities	54,053	15,890	(43,744)	26,199

Securities	2004	Increase	Decrease	2005
Compensatory Bonds	29,719	5,507	(15,209)	20,017
Secured Bonds Decree 1579/02	128,196	25,373	(119,533)	34,036
Compensatory Bonds to be Received	46,793	-	(46,793)	-
Total Government Securities	204,708	30,880	(181,535)	54,053

Securities	2003	Increase	Decrease	2004
Compensatory Bonds	11,580	18,215	(76)	29,719
Secured Bonds Decree 1579/02	38,109	90,087	-	128,196
Compensatory Bonds to be Received	16,916	31,874	(1,997)	46,793
Total Government Securities	66,605	140,176	(2,073)	204,708

See additionally note 33.22.

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2006, 2005 and 2004 are as follows:

	Gains as of December 31,
Trading Securities	2006	2005	2004
Debt Securities Issued by Argentinian Government	2,404	30	1,470
Shares	11	(629)	264
Corporate Bonds	116	299	173
Other Debt Securities	10	3,528	3
Other	297	(63)	-
	2,838	3,165	1,910

33.3. Loan origination fees

The Bank recognizes fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, when collected and charges direct origination costs when incurred. In accordance with US GAAP under SFAS No. 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.

The adjustments related to business combination transactions are included in note 33.7 c) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7.c) to f), would decrease assets by 17,092, 11,483 and 7,313 as of December 31, 2006, 2005 and 2004, respectively. Income for the years ended December 31, 2006, 2005 and 2004 would decrease by 5,609, 4,170 and 4,066, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

33.4. Allowance for loan losses

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Determining the loan loss reserve requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers' ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the loan loss reserve. Additional loan loss reserve could be required in the future.

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

Under US GAAP, a portion of the total allowance typically consists of amounts that are used, for example, to cover loans that are analyzed on a "pool" or homogeneous basis and to supplement specific allowances in recognition of the uncertainties inherent in point estimates.

The Bank’s accounting for its loan loss reserve under Central Bank´s rules differs in some respects with practices of U.S.-based banks, as discussed below.

The adjustments related to business combination transactions are included in note 33.7 c) to f).

In addition, all loans reserves from business combinations, since the effective date of SOP 03-3, recorded under Central Bank rules were reversed under US GAAP purposes as of each acquisition date, due to the fact that it is not appropriate to report such acquired mpaired loans on a gross basis, since the Bank is not expected to incur those losses.

a) Recoveries and charge-offs

Under Central Bank rules, recoveries are recorded in a separate income line item under other income. Charge-offs are recorded directly as loan loss provision in the income statement. Under US GAAP, recoveries and charge-offs would be recorded in the allowance for loan losses in the balance sheet; however there would be no net impact on net income or shareholders’ equity.

BANCO MACRO S.A. AND SUBSIDIARIES

b) Credit Card Loans

The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guaranties greater than 180 days have been reserved at 50% in accordance with the Central Bank’s rules.

Under US GAAP, the bank adopted a policy to charge off loans which are 180 days past due should be charged off.

Had US GAAP been applied, the Bank’s assets would have decreased by 1,233, 500 and 419 as of December 31, 2006, 2005 and 2004, respectively. In addition, income would decrease by 733, 81 and 159 for the years ended December 31, 2006, 2005 and 2004 respectively.

c) Impaired loans—Non Financial Private Sector and residents abroad

SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing US GAAP adjustments. SFAS No. 114, as amended by SFAS No. 118, require a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts required by SFAS 114, as of December 31, 2006, 2005 and 2004:

	Fiscal year ended December 31,
	2006	2005	2004
Total amount of loans considered as impaired	141,504	217,842	366,445
Amount of loans considered as impaired for which there is a related allowance for credit losses	135,219	196,136	201,650
Amount of loans considered as impaired for which there is no related allowance for credit losses	6,285	21,706	164,795
Reserves allocated to impaired loans	71,524	146,744	137,655
Average balance of impaired loans during the fiscal year	23,028	69,300	262,292
Interest income recognized on impaired loans	881	4,192	575

The Bank recognizes interest income on impaired loans on a cash basis method.

In addition, the Bank has performed a migration analysis based on uncollectivity following the SFAS 5 considerations.

Had US GAAP been applied, the Bank’s assets would have decreased by 4,513, 1,389 and 809 as of December 31, 2006, 2005 and 2004, respectively. In addition, income would be decreased by 3,124 and 580 for the years ended December 31, 2006 and 2005, respectively and would be increased by 741 for the period ended December 31, 2005.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, the activity in the allowance for loan losses for the years presented is as follows:

	Fiscal year ended December 31,
	2006	2005	2004
Balance at the beginning of the fiscal year	174,646	226,568	58,089

Provision for loan losses	63,959	61,669	35,885
Allowance for loan losses from Nuevo Banco Suquía S.A. (See note 33.7.c))	-	-	143,457
Allowances for recovered loans	-	6,262	21,329
Write offs	(132,926)	(60,929)	(32,164)
Reversals	(8,563)	(58,924)	(28)
Balance at the end of the fiscal year	97,116	174,646	226,568

d) Interest recognition - non-accrual loans

The method applied to recognize income on loans is described in Note 4.4.d). Additionally, the accrual of interest is discontinued generally when the related loan is non performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Banks books and is considered a part of the loan balance when determining the reserve for credit losses.

Under US GAAP the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses.

Had US GAAP been applied, the Bank’s assets would have decreased by 2,377, 4,245 and 3,945 as of December 31, 2006, 2005 and 2004, respectively. In addition, income would increase by 1,868, and decrease by 300 and 1,483 for the years ended December 31, 2006, 2005 and 2004 respectively.

33.5. Intangible assets

a)	Judgments due to court decisions related to foreign currency- denominated deposits

The Bank capitalized exchange differences related to constitutional protection and court judgments resulting from court decisions (amparos) and the estimates based on the Argentine Supreme Court’s decision dated December 27, 2006 mentioned in note 2., as intangible assets.

These differences resulted from (i) the difference between the amount of the original foreign currency converted at the higher exchange rate determined by the courts, (ii) the estimates mentioned above and (iii) the lower exchange rates pursuant to the Central Bank’s rules (pesification at Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currency, plus C.E.R.).

The intangible assets paid are being amortized under the straight-line method over 60 months under Central Bank’s rules.

Under US GAAP, the right to obtain this compensation is deemed a contingent gain which can not be recognized until realized, pursuant to SFAS 5 - Accounting for Contingencies.

The adjustments related to these intangible asset acquired in business combination transactions are included in note 33.7. c) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7. c) to f), would be to decrease assets by 62,872, 42,632 and 50,037 as December 31, 2006, 2005 and 2004, respectively. In addition, income for the year ended December 31, 2005 would increase by 7,405, and income for the years ended December 31, 2006 and 2004 would decrease by 20,240 and 5,307.

BANCO MACRO S.A. AND SUBSIDIARIES

b)	Software costs

Under US GAAP SOP 98-1, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only certain costs in the second stage should be capitalized. Under Central Bank’s rules, the Bank capitalized costs relating to all three of the stages of software development and amortized these costs on straight-line basis.

Under SOP 98-1, the Bank properly capitalized only certain costs of computer software developed or obtained for internal use (mainly, services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and travel expenses incurred by employees in their duties directly associated with developing software).

The adjustments related to capitalized of software cost acquired in business combination transactions are included in note 33.7 c) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 33.7 c) to f), would decrease assets by 15,064, 12,084 and 12,465 as of December 31, 2006, 2005 and 2004, respectively. In addition, income would increase by 381 and 5,191 for the years ended December 31, 2005 and 2004, respectively. In addition income would decrease by 2,980 for the year ended December 31, 2006.

c)	Organizational costs

Applying US GAAP and in accordance with SOP 98-5 also resulted in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank´s assets of 1,503, 1,881 and 2,698 as of December 31, 2006, 2005 and 2004, respectively. In addition income would have increased by 378, 817 and 2,877, respectively.

The adjustments related to Organizational costs acquired in business combination transactions are included in note 33.7 c) to f).

33.6. Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

The adjustments related to business combination transactions are included in note 33.7 c) to f).

Had US GAAP been applied, the Bank’s shareholder’s equity would be decreased by 20,170, 16,805 and 7,287 as of December 31, 2006, 2005 and 2004, respectively. In addition, the income for the years ended December 31, 2006, 2005 and 2004 would decreased by 3,365, 9,518 and 109, respectively.

33.7. Business Combinations

The Bank has effected several business combinations in the past few years. In order to present more detailed information about the US GAAP differences related to these business combinations, the Bank has reclassified certain line items in the reconciliation table shown in Note 33.17. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to the banks which have not been legally merged into the Bank (mainly Nuevo Banco Suquía, Banco del Tucumán and Nuevo Banco Bisel). The qualitative description of the adjustments related to business combinations are described above, as the case may be. The details of these effects are described in this footnote.

BANCO MACRO S.A. AND SUBSIDIARIES

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

Under US GAAP, SFAS 141 “Business combination” requires this acquisition to be accounted for under the purchase method. The contingent purchase price was not considered since it never materialized and thus the purchase price was deemed to be zero. The assets acquired and liabilities assumed were recognized at their fair values at the date of acquisition. The difference between the purchase price and the fair value of the net assets acquired resulted in a negative goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (taking into account the percentage of acquisition):

Cash	144,385
Government Securities	74,352
Loans	1,431,727
Other assets	691,443
Tangible non-current assets	145,257

Total assets acquired	2,487,164

Deposits	2,582,768
Other liabilities	1,050,536

Total liabilities assumed	3,633,304

Net assets	(1,146,140)

% acquired	81.225%
Net assets acquired	(930,952)
Irrevocable capital contribution transferred	970,668	(**)
Total net assets acquired	39,716
Purchase price	-

Negative Goodwill	(39,716	)(*)

(*)
The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current assets acquired. Given the Argentine economic environment and the Banks´ situation at the time of the acquisition (see note 2), no identifiable intangible assets were recognized.

BANCO MACRO S.A. AND SUBSIDIARIES

(**)
The irrevocable capital contributions were made by Banamex in its capacity as Banco Bansud S.A.´s shareholder pursuant to the acquisition by Banco Macro S.A. Banco Macro obtained the rights over these irrevocable contributions as the new shareholders of Banco Bansud.

The reconciliation of shareholders’ equity to US GAAP below includes the effects of the purchase accounting adjustments, the reversal of the negative goodwill and related amortization and inflation effects calculated under Central Bank’s rules, and the reversal of the gain related to the de-recognition of the contingent purchase price.

The effects on the Bank’s net assets, to allocate the negative goodwill under US GAAP had been resulted in a decrease by 16,574 and increase by 51,909 and 120,391 as of December 31, 2006, 2005 and 2004, respectively. In addition, the income for the years ended December 31, 2006, 2005, and 2004 would decrease by 68,483, 68,482 and 68,562, respectively.

b)	Merger with and into former Banco Bansud S.A. - a downstream merger

In March 2003 the Bank and its subsidiary former Banco Bansud S.A., entered into a merger agreement (the “Merger Agreement”). The Merger Agreement provided that, former Banco Macro S.A. was merged with and into former Banco Bansud S.A., with former Banco Bansud S.A. continuing as the surviving corporation, renamed Banco Macro Bansud S.A. The result of this transaction was a single shareholder group, including the former minority interest of former Banco Bansud S.A., owning the consolidated net assets. The terms of the merger were agreed to and announced on March 28, 2003. Before the merger, the former Banco Bansud was a public company in the Argentine stock market with a readily available tradable market value of its shares.

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

Under US GAAP, this transaction was accounted for as a downstream merger and an acquisition of minority interest. SFAS 141 requires the acquisition of the minority interest of former Banco Bansud S.A. to be accounted for under the purchase method. As the consideration given to the minority interest was not in the form of cash, the cost of the interest acquired was determined based on the fair value of the net assets given. The quoted market price of the former Banco Bansud shares traded was used to determine such cost. The terms of the acquisition were agreed to and announced on March 28, 2003. On that date the share price of former Banco Bansud was Ps.1.490. The average share price between two days before and end two days after that date was Ps.1.494, which is the price used to determine the acquisition cost. This is in accordance with EITF 99-12 which requires that the quoted market price to be used must consider the market price during a reasonable short period of time, such as just a few days before and after the acquisition is agreed to and announced.

The cost of the acquired minority interest (“purchase price”) has been allocated to the identifiable tangible and intangible assets with finite lives acquired and liabilities assumed based upon their fair value as of the acquisition date, and the excess of the fair value over the cost resulting in a negative goodwill. Merged results were recognized after acquisition date.

BANCO MACRO S.A. AND SUBSIDIARIES

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition corresponding to the minority interest acquired (December 2003):

Cash	296,626
Government securities	1,333,992
Loans	520,751
Other assets	667,643
Tangible non-current assets	106,988
Intangible assets subject to amortization - Mainly Customer related assets (5 - year weighted average useful life)	45,365

Total assets acquired	2,971,365
Deposits	1,793,742
Other liabilities	449,806

Total liabilities assumed	2,243,548

Net assets	727,817

% acquired	18.775%

Net assets acquired	136,648

Purchase price	127,694

Negative Goodwill	(8,954	)(*)

(*) The negative goodwill has been applied to reduce on a pro rata basis the amount assigned to the non-current intangible and tangible assets acquired.

Therefore, the US GAAP reconciliation of shareholders´equity and net income reflects the effects of the purchase accounting adjustments, and the related effects on the deferred income tax, and the minority interest from January 1, 2003 through the merger date in December 2003, as well as the effects of the amortization of identified intangible assets, and comprehensive income.

The effect on the Bank’s net assets, to allocate the negative goodwill under US GAAP, had been resulted in a decrease by 5,708, 5,181 and 4,654, respectively. In addition, the income for the year ended December 31, 2006, 2005 and 2004 would decrease by 527, 527 and 527, respectively.

c)	Acquisition of Nuevo Banco Suquía S.A.

As mentioned in note 3.5., in December 2004, the Bank acquired 100% of Nuevo Banco Suquía S.A., at a cash purchase price of 16,407.

Under Central Bank Rules, business combinations are accounted for at carryover value. The Bank recognized the difference between the net equity book value at the acquisition date and the purchase price as a negative goodwill. The negative goodwill is being amortized under the straight line method over 5 years.

Under US GAAP, SFAS 141 requires the acquisition of the controlling interest of Nuevo Banco Suquía S.A. to be accounted for as a business combination applying purchase accounting. The purchase price has been allocated to the identifiable tangible and intangible assets with finite lives acquired and liabilities assumed based upon their fair value as of the acquisition date, and the excess of the fair value over the cost resulting in a negative goodwill.

BANCO MACRO S.A. AND SUBSIDIARIES

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date corresponding to the 100% interest acquired.

Cash	336,266
Government securities	411,815
Loans	837,164
Other assets (*)	553,759
Tangible non-current assets	72,445
Intangible assets subject to amortization - Mainly Customer related assets (5 - year weighted average useful life)	46,783

Total assets acquired	2,258,232

Deposits	1,548,049
Other liabilities	599,701

Total liabilities assumed	2,147,750

Net assets	110,482

% acquired	100%

Purchase price	16,407

Negative Goodwill	(94,075	)(**)

(*)	Includes 135,123 of deferred tax assets, net of allowances (see additionally note 33.1.a)).

(**) The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.

Therefore, the US GAAP reconciliation of shareholders´ equity and net income reflects the purchase accounting adjustments, related deferred income tax effects, loans, securities, allocation of negative goodwill and effects of amortization of intangible assets acquired.

The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2006, 2005 and 2004:

	Increase /(Decrease)
	Consolidated shareholders’ Equity			Consolidated Net income
	As of December 31			Year ended December 31,
	2006	2005	2004	2006	2005	2004
Deferred taxes, net of allowances	18,168	107,011	135,123	(88,843)	(36,007)	-

Allowance for tax on minimum presume income	-	-	(10,129)	-	10,129	-

Loans - Non-financial federal government sector	(48,129)	(44,076)	(20,767)	(4,053)	(23,309)	4,838

Secured Bonds	-	-	(56,703)	-	56,703	-

Compensatory Bonds	-	-	(23,163)	-	23,163	-

Other unlisted government securities	-	-	(6,511)	-	6,511	-

Other purchase price adjustments	(39,390)	(53,343)	(12,559)	13,953	(32,889)	453

Total	(69,351)	9,592	5,291	(78,943)	4,301	5,291

BANCO MACRO S.A. AND SUBSIDIARIES

d)	Acquisition of controlling interest in Banco del Tucumán S.A.

On May 5, 2006, as mentioned in note 3.7., the Bank acquired 75% of the capital stock of Banco del Tucumán S.A., at a cash purchase price of 45,961.

Under Central Bank rules, business combinations are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity adquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.

Under US GAAP, SFAS 141 requires the acquisition of the controlling interest of Banco del Tucumán S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Cash	150,190
Government and Private securities	198,411
Loans	213,696
Other assets	102,053
Tangible non-current assets	23,312
Intangible non-current assets - Mainly Customer related assets (8 - year weighted average useful life)	76,883

Total assets acquired	764,545

Deposits	594,654
Other liabilities (*)	71,791

Total liabilities assumed	666,445

Net assets	98,100

% acquired	75%

Net assets acquired	73,575
Purchase price	45,961

Negative Goodwill	(27,614)	(** )

(*)	Includes 2,089 of deferred tax liability.

(**)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.

Subsequently, the Bank acquired the 4.84% additional interest of Banco del Tucumán S.A. for a cash payment of 2,907. This acquisition was accounted for a step acquisition in accordance with SFAS 141.

Consequently, Banco Macro has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of September 30, 2006, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

BANCO MACRO S.A. AND SUBSIDIARIES

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, as of that date:

Net assets	107,959

% acquired	4.84%

Net assets acquired	5,225

Purchase price	2,907

Negative Goodwill	(2,318)	(*)

(*)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.

The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2006:

	Increase /(Decrease)
	Consolidated shareholders’ Equity As of December 31, 2006	Consolidated Net income Year ended December 31, 2006

Deferred taxes, net of allowances	(1,246)	178

Write off of tangible and intangible assets as a result of negative goodwill allocated	9,945	(2,255)

Judgements due to Court decisions related to foreign currency-denominated deposit	(7,510)	2,651

Other purchase price adjustments	(633)	(18)

Total	556	556

e)	Acquisition of Nuevo Banco Bisel S.A.

As mentioned in note 3.8., in August 2006, the Bank acquired 100% of the common shares of Nuevo Banco Bisel S.A., at a cash purchase price of 19,509. In addition, the Bank and SEDESA entered into a call and put options agreement for the preferred shares owned by SEDESA.

Under Central Bank rules, business combinations are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recorded the difference between the book value of the net assets adquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.

Under US GAAP, SFAS 141 requires the acquisition of the controlling interest of Nuevo Banco Bisel S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

BANCO MACRO S.A. AND SUBSIDIARIES

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Cash	263,317
Government and Private securities	501,667
Loans	892,162
Other assets (*)	217,087
Tangible non-current assets (**)	-
Intangible non-current assets (**)	-

Total assets acquired	1,874,233

Deposits	1,392,676
Other liabilities	411,782

Total liabilities assumed	1,804,458

Minority interest	8,561

Net assets	61,214

% acquired	100%

Net assets acquired	61,214

Cash purchase price	19,509

Extraordinary gain	(41,705)	(**)

(*)	Includes 138,040 of deferred tax assets, net of allowances.

(**)
The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible (35,555), mainly related to customers, and tangible assets (123,114) acquired. After reducing to zero such assets, the remaining excess is considered an extraordinary gain.

The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2006:

	Increase /(Decrease)
	Consolidated shareholders’ Equity As of December 31, 2006	Consolidated Net income Year ended December 31, 2006

Deferred taxes, net of allowances	162,329	24,772

Minimum presume tax income	18,490	5,196

Loans - Non-financial federal government sector	(15,685)	717

Loans to private sector	(7,285)	(7,129)

Minority interest adjustments	57,736	(346)

Write off of tangible and intangible assets as a result of negative goodwill allocated	(147,437)	11,949

Other purchase price adjustments (see note 33.22))	(7,155)	(2,458)

Total	75,303	32,701

BANCO MACRO S.A. AND SUBSIDIARIES

f)	Other

Had US GAAP been applied, other adjustments relative to business combination would decrease the Bank’s assets by 9,733, 9,461 and 9,488 as of December 31, 2006, 2005 and 2004, respectively. In addition, income would decrease by 272 and increase by 27 and 972 for the years ended December 31, 2006, 2005 and 2004, respectively.

33.8.	Reporting on Comprehensive Income (loss)

SFAS No. 130 “Reporting on Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in notes 33.18. In the Bank’s case, comprehensive income is affected by SFAS 52 cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

33.9.	Restatement of financial statements in constant pesos

Pursuant to Central Bank’s rules, the Bank’s financial statements recognize the effects of inflation as described in note 4.3.

As allowed by the SEC, as the Banking financial statements are restated applying a methodology that comprehensively addresses the accounting for inflation, the effects of general price-level changes recognized in the Bank’s financial statements do not need to be eliminated in reconciling to US GAAP.

33.10.	Accounting for derivative instruments and hedging activities

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

Among other provisions, SFAS No. 133 requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of effectiveness that will reduce the volatility in the income statement to the extent that the hedge is effective and all hedge ineffectiveness is required to be reported currently in computing of net income. SFAS No. 133 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. SFAS No. 133 further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and requires that such derivatives be reported at fair value. The Bank had no such embedded derivatives. The Bank does not apply hedge accounting.

Considering the derivatives used by the Bank (described in note 31 and according to the valuation standards described in notes 4.4.h) and 4.4.n), Management believes that the effect of the application of this accounting requirement does not have a material impact on the Bank’s consolidated financial condition or results of operations.

BANCO MACRO S.A. AND SUBSIDIARIES

33.11.	Adjustment to Prior-Year Income

Under Central Bank rules, the consolidated financial statements include several adjustments to prior-year income generated by changes in accounting estimates and accounting principles.

Under US GAAP, APB 20 generally prohibited retroactive restatement of prior year financial statements to reflect such changes, because the events should be recorded in the year they took place.

The following table discloses the effect for each item that caused an adjustment to prior period income:

	Fiscal year ended December 31,
	2006	2005	2004

Effect of the changes in accounting estimates generated by the asymmetrical pesification and the compensation — (Lower) assets	-	-	(50,144)

Effect of the changes in accounting estimates generated by the pesification of certain corporate bonds - (Greater) liabilities	-	-	(41,026)

Net income effect	-	-	(91,170)

Had US GAAP been applied, the Bank´s income for the year ended December 31, 2004 would decrease by 91,170.

33.12.	Foreign currency translation

Financial statements of the subsidiaries Sud Bank & Trust and Red Innova Administradora de Inversión S.A. were translated under Central Bank rules as described in note 4.1. US GAAP foreign currency translation requirements are covered by SFAS Nº 52 “Foreign Currency Translation” and differs with Central Bank rules in the translation of the income statement accounts, which under US GAAP should have been translated at the average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders´ equity are recognized as an other comprehensive income.

Had US GAAP been applied, the Bank’s net income for years ended December 31, 2006, 2005 and 2004 would increase by 1,294, 2,148 and 1,265, respectively, and these resulting differences recognized as other comprehensive income.

33.13.	Accounting for guarantees

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

BANCO MACRO S.A. AND SUBSIDIARIES

Had US GAAP been applied, no differences would have existed in the Bank records.

33.14.	Earning Per Share

The Bank holds, and has held, a capital structure with only common stock outstanding.

Central Bank’s rules do not require the disclosure of earnings per share nor dividend per share.

Under US GAAP, SFAS 128, “Earnings per share”, it is required to present basic per-share amounts (Basic EPS) which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share (Diluted EPS) measure the performance if the potential common shares that were dilutive had been issued. Potential common shares are securities that do not have a current right to participate fully in earnings but could do so in the future. No potential common shares exist, and therefore basic and diluted EPS are the same.

The following table sets forth the computation of Basic EPS:

	2006	2005	2004
Numerator:

Net income before extraordinary gains under US GAAP	357,959	463,795	94,229

Extraordinary gains (see note 33.7.e))	41,705	-	-

Net income under US GAAP	399,664	463,795	94,229

Denominator:
Common stock outstanding during the year (1)	608,943,437	608,943,437	608,943,437

Common stock issued (2)	75,000,000	-	-

Weighted-average common shares outstanding for the year	666,477,840	608,943,437	608,943,437

Basic EPS before extraordinary gains under US GAAP (stated in Ps.)	0.54	0.76	0.15

Basic EPS for the extraordinary gains under US GAAP (stated in Ps.)	0.06	-	-

Total Basic EPS under US GAAP (stated in Ps.)	0.60	0.76	0.15

(1) Common stock of the Bank prior to the capital increase mentioned in note 9.

(2) Capital increase mentioned in note 9.

During 2006, 2005 and 2004, the Bank paid 68,395, 30,447 and 60,894, respectively, in cash dividends. Dividend per share amounted to Ps. 0.10, 0.05 and 0.10, respectively. In addition, On April 26, 2007, the Regular and Special General Shareholders’ Meeting of Banco Macro Bansud approved, among other issues, the distribution of cash dividends amounting to 102,592.

33.15.	Issuance and Offering Cost of Shares

As disclosed in note 9., on September 26, 2005, the Regular and Special Shareholders’ Meeting of the Bank approved a capital stock increase through the public subscription of shares for a face value of up to Ps. 75,000,000 by issuing up to 75,000,000 common, class B and book-entry shares. In March and April 2006, the capital increase had been fully subscribed and paid in, plus a stock issuance premium of 394,500.

BANCO MACRO S.A. AND SUBSIDIARIES

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

Had US GAAP been applied, the Bank’s assets would increase by 2,506 as of December 31, 2005. In addition, the income for the years ended December 31, 2006 and 2005 would increase by 15,664 and 2,506, respectively.

33.16.	Issuance Cost of Corporate Bonds

As disclosed in note 10, on December 18, 2006, the Bank issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000.

In the issuance of these bonds, the Bank incurred direct incremental costs (mainly underwriting and legal fees).

Under Central Bank rules, the Bank recognizes as expenses these costs when they are incurred.

Under US GAAP, issuance costs should be recognized as additional interest expense over the life of the debt instrument under the effective interest method.

Had US GAAP been applied, the Bank´s assets and net income would increase by 10,208 as of December 31, 2006.

BANCO MACRO S.A. AND SUBSIDIARIES

33.17.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank’s rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.		2006	2005	2004

Net income in accordance with Central Bank’s rules			424,298	262,719	192,977
Income taxes
Deferred taxes, net of allowances	33.1.a	)	(6,093)	(47,290)	(6,001)
Allowance for tax on minimum presume income	33.1.b	)	-	24,222	-
Exposure to the Argentine public sector and private securities
Loans - Non-financial federal government sector	33.2.a	)	4,566	(11,111)	(1,626)
Secured Bonds	33.2.b	)	31,653	182,598	12,407
Other loans - Non-financial provincial government sector	33.2.c	)	196	5,749	12,847
Compensatory Bonds	33.2.d	)	40,736	105,712	29,194
Instrument issued by Central Bank of Argentina and other unlisted government securities	33.2.e	)	(15,870)	7,269	9,477
Loan origination fees	33.3		(5,609)	(4,170)	(4,066)
Allowance for loan losses
Credit Card Loans	33.4.b	)	(733)	(81)	(159)
Impaired Loans - Non Financial Private Sector and residents abroad	33.4.c	)	(3,124)	(580)	741
Interest recognition - non accrual loans	33.4.d	)	1,868	(300)	(1,483)
Intangible assets
Judgments due to court decisions related to foreign currency - denominated deposits	33.5.a	)	(20,240)	7,405	(5,307)
Software costs	33.5.b	)	(2,980)	381	5,191
Organizational costs	33.5.c	)	378	817	2,877
Vacation accrual	33.6		(3,365)	(9,518)	(109)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	33.7.a	)	(68,483)	(68,482)	(68,562)
Merger with and into former Banco Bansud S.A. - a downstream merger	33.7.b	)	(527)	(527)	(527)
Acquisition of Nuevo Banco Suquía S.A.	33.7.c	)	(78,943)	4,301	5,291
Acquisition of Banco de Tucumán S.A.	33.7.d	)	556	-	-
Acquisition of Nuevo Banco Bisel S.A.	33.7.e	)	32,701	-	-
Other	33.7.f	)	(272)	27	972
Adjustment to prior-year income	33.11		-	-	(91,170)
Foreign currency translation	33.12		1,294	2,148	1,265
Issuance and Offering Cost of Shares	33.15		15,664	2,506	-
Issuance Cost of Corporate Bonds	33.16		10,288	-	-

Net income before extraordinary items in accordance with U.S. G.A.A.P			357,959	463,795	94,229
Extraordinary Gain (see note 33.7.e))			41,705	-	-
Net income in accordance with U.S. G.A.A.P			399,664	463,795	94,229

BANCO MACRO S.A. AND SUBSIDIARIES

Comprehensive income

Net income in accordance with US GAAP	399,664	463,795	94,229

Other comprehensive income, net of tax:	(18,049)	(99,322)	88,945

Total comprehensive income, net in accordance with US GAAP	381,615	364,473	183,174

Earning per share before extraordinary gains in accordance with US GAAP	0.54	0.76	0.15

Earning per share for extraordinary gains in accordance with US GAAP	0.06	-	-

Total earning per share in accordance with US GAAP	0.60	0.76	0.15

Weighted average number of shares Outstanding (in thousands)	666,478	608,943	608,943

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity At December 31,
	Ref.		2006	2005	2004

Shareholders´ equity in accordance with Central Bank’s rules			2,314,977	1,489,574	1,257,302
Income taxes
Deferred taxes, net of allowances	33.1.a	)	3,651	(458)	(6,649)
Allowance for tax on minimum presume income	33.1.b	)	-	-	(24,222)
Exposure to the Argentine public sector and private securities
Loans - Non-financial federal government sector	33.2.a	)	(222,363)	(226,929)	(215,818)
Secured Bonds	33.2.b	)	-	(7,926)	(96,364)
Other loans - Non-financial provincial government sector	33.2.c	)	-	(196)	(5,945)
Compensatory Bonds	33.2.d	)	-	(20,719)	(69,936)
Instruments issued by Central Bank of Argentina and other unlisted government securities	33.2.e	)	20	-	(7,269)
Loan origination fees	33.3		(17,092)	(11,483)	(7,313)
Allowance for loan losses
Credit Card Loans	33.4.b	)	(1,233)	(500)	(419)
Impaired Loans - Non Financial Private Sector and residents abroad	33.4.c	)	(4,513)	(1,389)	(809)
Interest recognition - non accrual loans	33.4.d	)	(2,377)	(4,245)	(3,945)
Intangible assets
Judgments due to court decisions related to foreign currency - denominated deposits	33.5.a	)	(62,872)	(42,632)	(50,037)
Software costs	33.5.b	)	(15,064)	(12,084)	(12,465)
Organizational costs	33.5.c	)	(1,503)	(1,881)	(2,698)
Vacation accrual	33.6		(20,170)	(16,805)	(7,287)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	33.7.a	)	(16,574)	51,909	120,391
Merger with and into former Banco Bansud S.A. - a downstream merger	33.7.b	)	(5,708)	(5,181)	(4,654)
Acquisition of Nuevo Banco Suquía S.A.	33.7.c	)	(69,351)	9,592	5,291
Acquisition of Banco de Tucumán S.A.	33.7.d	)	556	-	-
Acquisition of Nuevo Banco Bisel S.A.	33.7.e	)	75,303	-	-
Other	33.7.f	)	(9,733)	(9,461)	(9,488)
Issuance and Offering Cost of Shares	33.15		-	2,506	-
Issuance Cost of Corporate Bonds	33.16		10,288	-	-

Shareholders´ equity in accordance with US GAAP (*)			1,956,242	1,191,692	857,666

(*) includes the effects of other comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES

33.18.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2006, 2005 and 2004 - net of related income tax effects:

	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehensive

Balances as of December 31, 2003	14,287	43,293	57,580

Current-fiscal year change	(1,265)	138,103	136,838

Tax effects	443	(48,336)	(47,893)

Balances as of December 31, 2004	13,465	133,060	146,525

Current-fiscal year change	(2,148)	(150,655) (1)	(152,803)

Tax effects	752	52,729	53,481

Balances as of December 31, 2005	12,069	35,134	47,203

Current-fiscal year change	(1,294)	(26,474)	(27,768)

Tax effects	453	9,266	9,719

Balances as of December 31, 2006	11,228	17,926	29,154

(1)	The current-fiscal year change includes a decrease by 168,456 related to realized gains from sales of available for sale securities and an increase by 17,801 related to unrealized gains.

33.19.	Statement of Cash flows

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

The statement of cash flows under Central Bank’s rules differs from the statement of cash flows under US GAAP in the following aspects:

The Bank's transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. The following are the main non cash transactions, based on their book values under Central Bank’s rules:

-
At December 31, 2006, 2005 and 2004, the Bank entered into transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (mainly forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities) with a book value of 140,867, 707,512 and 522,744, respectively.

-	The securities received during 2005 as a result of the financial compensation to financial institutions amounted to 126,320 (see note 2)

-	In 2005, the Bank incorporated the assets and liabilities of BET (Banco Empresario de Tucumán - See note 3.6.).

BANCO MACRO S.A. AND SUBSIDIARIES

-
During the first six-months of 2005, the “Macro Personal V” financial trust was created, transferring assets (consumer loans) for 70,029. The Trust issued Class “A” and “B” certificates of participation. As December 31, 2005 the Bank held Class “A” and “B” certificates of participation for 32,506.

-	During the first six-months of 2005, the Bank exchanged City of Cordoba´s provincial debt into Secured Bonds for an amount of 19,678.

-	During 2005, the Bank received LEBAC (B.C.R.A. bills) from SEDESA for the acquisition of BET for an amount of 34,723.

-	During 2005, Nuevo Banco Suquía S.A. settled its 24,595 payable with the B.C.R.A. with BOGAR 2018 (provincial secured bonds).

The statement of cash flows under US GAAP is shown below:

	Year ended December 31,
	2006	2005	2004
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	1,132,778	575,973	386,284
Fees and commissions received	452,627	302,738	159,501
Other sources of cash	148,585	44,298	33,949

Less:
Interest paid	(410,354)	(284,936)	(188,416)
Fees and commissions paid	(92,069)	(59,193)	(24,895)
Cash paid to suppliers and employees	(599,435)	(406,821)	(220,498)
Decrease / (Increase) from intangible assets	53,422	(16,147)	(24,837)
Decrease / (Increase) in other receivables from financial intermediation and other assets	474,123	287,142	(456,789)
Other uses of cash	(128,830)	(31,903)	(33,682)
Net cash provided by (used in) operating activities	1,030,847	411,151	(369,383)

BANCO MACRO S.A. AND SUBSIDIARIES

Plus:
Cash provided by (used in) investing activities
Proceeds from sales of trading and investment securities available for sale	22,931,533	13,563,603	3,524,971
Purchases of trading and investment securities available for sale	(22,444,125)	(14,094,343)	(2,683,370)
(Increase) in loans and leases, net	(2,145,416)	(663,121)	(977,662)
Proceeds from sale of Bank premises and equipment	68,190	4,165	20,098
Purchases of Bank premises and equipment	(13,441)	(33,478)	(29,861)
Cash provided by the incorporation of net assets of SADELA	-	-	628

Cash provided by the incorporation of certain excluded assets and liabilities of BET	-	40,838	-
Purchase of Nuevo Banco Suquía S.A., net of cash acquired	-	-	319,859
Purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A., net of cash acquired	411,977	-	-
Net cash (used in) provide by investing activities	(1,191,282)	(1,182,336)	174,663

Cash provided by (used in) financing activities
Increase in deposits, net	1,752,639	1,013,226	968,299
Increase in long term borrowings (*)	447,253	-	66,841
(Decrease) in long term borrowings	-	(149,034)	(61,315)
(Decrease) in forward purchases of securities under repurchase agreements	-	-	(566)
(Decrease) in other short term liabilities, net	(984,613)	(245,692)	(19,684)
Capital increase	451,330	-	-
Cash dividends paid	(68,395)	(30,447)	(60,894)
Net cash provided by financing activities	1,598,214	588,053	892,681

(Decrease) / increase in cash and cash equivalents	1,437,779	(183,132)	697,961
Cash at the beginning of fiscal year	1,189,129	1,372,261	674,300
Cash at the end of fiscal year	2,626,908	1,189,129	1,372,261

(*) It includes subordinated Corporate Bonds.

Set forth below is the reconciliation of net income as per Central Bank ´s rules to net cash flows from operating activities, as required by SFAS 95 “Statement of Cash Flows”:

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
	2006	2005	2004

Net income for the fiscal year	424,298	262,719	192,977

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	68,534	48,685	44,960
Provision for loan losses and special reserves, net of reversals	63,038	5,248	(36,679)
Net income from government and private securities	(11,936)	(48,107)	(32,601)
Foreign exchange differences	(37,857)	(28,463)	(27,954)
Equity (loss) of unconsolidated subsidiaries	289	-	(27)
(Increase) from intangible assets	53,422	(16,147)	(24,837)
Income tax	42,919	34,042	-
Increase / (decrease) in other receivables from financial intermediation and other assets	474,123	287,142	(456,789)
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	39,620	38,729	(1,856)
Net (increase) / decrease in other sources or uses of cash	(85,603)	(172,697)	(26,577)

Net cash provided by (used in) operating activities	1,030,847	411,151	(369,383)

33.20.	Forward transactions pending settlement

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

Under US GAAP, accounting for forward contracts are governed by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This standard requires that such derivatives be accounted for at fair value. The Bank does not apply hedge accounting. The instruments outstanding at each balance sheet are short term and recorded at their fair value.

Had US GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately 127,152 and 145,058 as of December 31, 2006 and 2005, respectively.

33.21.	Fair value of financial instruments

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

Government and private securities

-	Listed—Investment accounts: fair value for these securities is based upon market prices as of December 31, 2005.

BANCO MACRO S.A. AND SUBSIDIARIES

-
Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the year-end market interest rates for securities of similar interest rate, credit risk and duration.

Loans and assets subject to financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2006 and 2005.

Other receivables from financial intermediation

Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables was based upon market prices or discounted cash flows as of December 31, 2006 and 2005 of the securities to be received after the fiscal year-end.

Deposits

The Bank’s deposits as of December 31, 2006 and 2005, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity of over a short period (investments accounts, rescheduled deposits and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits.

Loans received from BCRA and other banks and international institutions

Fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet.

Subordinated corporate bonds

As of December 31, 2006 and 2005, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration.

Off-Balance sheet

Commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fee the Bank charged for these transactions and the fair value would not give rise to a material variance.

BANCO MACRO S.A. AND SUBSIDIARIES

The following is a summary of carrying amounts under Central Bank’s rules and estimated fair values of financial instruments as of December 31, 2006 and 2005:

	As of December 31,
	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	2,626,908	2,626,908	1,189,129	1,189,129
Government and private securities	3,222,955	3,222,975	2,991,052	2,972,335
Loans	6,527,105	6,550,137	3,427,120	3,307,685
Other receivables from financial intermediation	914,574	912,848	1,080,800	1,072,584
Assets subject to financial leases	278,640	274,538	144,795	144,795
Other receivables	193,363	193,491	172,058	170,490

	13,763,545	13,780,897	9,004,954	8,857,018

FINANCIAL LIABILITIES

Deposits	10,071,017	10,044,318	6,565,326	6,565,328
Other liabilities from financial intermediation	1,237,116	1,228,431	1,143,163	1,342,301
Other Liabilities	188,931	188,931	98,628	98,628
Subordinated Corporate Bonds	507,844	507,831	12,047	12,047

	12,004,908	11,969,511	7,819,164	8,018,304

33.22.	Transfers of financial assets

In order to securitize personal and pledge loans granted to individuals, Nuevo Banco Bisel S.A., subsidiary of Banco Macro S.A., created, among others, the trusts NBB Personales II and NBB Agroprendas I.

For Central Bank rules, the interest retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.

Under US GAAP, the accounting treatment for transfer of financial assets is as follows:

1)	Retained Interests in the Trusts

SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, NBB Personales II and Agroprendas I qualify for sale treatment. Nuevo Banco Bisel S.A. accounted for these investments as available for sale securities, under SFAS 115. In order to determine their fair values, the Bank discounted the estimated future cash flows from the trusts. Following SFAS 140 and Emerging Issues Task Force 99-20, unrealized gains or losses over the amortized cost basis are charged to equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary, in which case they are charged to the Statement of Income. The beneficial interests retained by the Bank were originally recorded based on their allocated book value using the fair value allocation method.

The amortized cost, unrealized gain/loss and fair value of Financial Trusts qualifying for sale treatment as of December 31, 2006, are as follows:

BANCO MACRO S.A. AND SUBSIDIARIES

	Amortized Cost	Net Unrealized Gain	Fair Value
NBB Personales II	10,529	820	11,349
NBB Agroprendas I	7,353	560	7,913
Total	17,882	1,380	19,262

2) Transfers of financial assets not qualifying for sale accounting

NBB Personales I does not qualify for sale treatment under SFAS 140 and therefore, under US GAAP, it is recorded as a secured borrowing. The Bank reconsolidated the assets and liabilities held by the financial trust.

33.23.	Joint venture

As explained in note 3.4.a), the Bank participates in the “Banco Macro - Siemens Itron - Unión Transitoria de Empresas” and in “BMA M&A - Uniòn Transitoria de Empresas”, (both joint ventures jointly controlled having an interest of 50%). Under Central Bank rules this interest is consolidated through the proportional consolidation method.

Since under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had US GAAP been applied as of December 31, 2006 and December 31, 2005, Other assets should have been increased by 4,665 and 3,577, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2006 and December 31, 2005, Income from equity in other companies should have been increased by 7,704 and 4,185, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in income or equity.

33.24.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.

Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 193,840 and 140,145 as of December 31, 2006 and 2005, respectively.

33.25.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 91,607 and 69,637 as of December 31, 2006 and 2005, respectively.

33.26.	Variable Interest Entities and other trusts

As explained in note 13., Banco Macro S.A., is involved in several trust agreements.

Under Central Bank Rules, the Bank is not required to consolidate these trusts.

Under US GAAP, FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities” addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.

BANCO MACRO S.A. AND SUBSIDIARIES

Paragraph 14 of FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” (“FIN 46(R)”) requires the primary beneficiary of a variable interest entity (VIE) to consolidate that entity. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity.

Except for the trusts described below, the trusts mentioned in note 13 are not variable interest entities or the Bank is not the primary beneficiary. Therefore, the Bank did not consolidate these trusts.

a)	Luján Trust

Under paragraph 5 of FASB Interpretation No. 46 (R), Luján Trust (see note 13.1.b)) is considered variable interest entity. In accordance with paragraph 14 of FASB Interpretation No. 46 (R), the Bank is the primary beneficiary of its investment in this vehicle. Therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of Luján Trust. However, there are no significant impacts in the US GAAP shareholders´ equity or net income reconciliation.

b)	Bisel Trust

Nuevo Banco Bisel S.A. identified Bisel Trust as a VIEs and the Bank as the primary beneficiary of its investment in this vehicle. Therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of Bisel Trust. However, there is no impact in the US GAAP shareholders´ equity or net income reconciliation since the Bank recorded a valuation allowance of a 100% of the net assets of the trust, as it considers such amounts not recoverable.

c)	Tucumán Trust, Onext Trust and Godoy Cruz Trust

Under paragraph 5 of FASB Interpretation No. 46 (R), Tucumán Trust (see note 13.1.a)), Onext Trust (see note 13.1.h)) and Godoy Cruz Trust (see note 13.1.f)), are considered variable interest entities. In accordance with paragraph 14 of such Interpretation, the Bank is not the primary beneficiary and, therefore, consolidation of these trusts is not appropriate.

d)	BG Trust

As of December 31, 2006 and 2005, the Bank had debt securities issued by BG Trust (see note 13.1.g)). This trust is considered a qualifying special purpose entity as described in paragraph 35 of SFAS 140. In consequence, under paragraph 4.d) of FASB Interpretation N° 46 (R), such trust is excluded of the scope of the interpretation. There is no difference in classification under US GAAP.

e)	San Isidro Trust

San Isidro Trust (see note 13.1.d)) represents effectively a foreclosed asset since the former owner of the assets relinquished all rights to the assets to the trust and the Bank holds 100% of the trust certificates. Under Central Bank Rules, as of December 31, 2006 and 2005, these certificates amounted to 16,782, and were recorded as “Other receivables not covered by debtors classification regulations”. However, under US GAAP theses certificates represents a foreclosed asset (not financial assets) and should be reclassified. This reclassification does not have effect on the net income and equity. This foreclosed asset is accounted at the lower carrying amount or fair value less cost to sell.

33.27.	Parent only financial statements

Following is the parent company-only financial information as required by regulation S-X 9-06. This information is prepared in accordance with Central Bank rules. The investment in Nuevo Banco Suquía S.A., Banco del Tucumán, Nuevo Banco Bisel and the other subsidiaries are accounted for under the equity method.

Total net restricted assets as of December 31, 2006 and 2005, amounted to approximately 151,398, and 56,803, respectively. Restrictions are related to the fact that Nuevo Banco Suquía S.A., Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. can not pay dividends without prior approval from the Centrl Bank of Argentina and due to legal lending limits.

BANCO MACRO S.A. AND SUBSIDIARIES

BALANCE SHEET (PARENT COMPANY ONLY)

	2006	2005
ASSETS

CASH
Cash on hand	280,437	229,528
Banks and correspondents	1,098,628	454,552

	1,379,065	684,080

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts	-	105,416
Holdings for trading or financial intermediation	221,847	97,232
Unlisted Government securities	-	36,434
Instruments issued by the Central Bank of Argentine	1,037,405	1,580,858
Investments in listed private securities	1,049	32,608
Less: Allowances	-	(483)

	1,260,301	1,852,065

LOANS
To the non-financial government sector	360,263	402,029
To the financial sector	160,681	74,579
To the non-financial private sector and foreign residents
Overdrafts	567,614	279,469
Documents	232,255	311,751
Mortgage loans	159,126	139,849
Pledged loans	65,852	67,788
Personal loans	914,491	385,721
Credit cards	220,016	162,701
Other	658,110	551,789
Accrued interest, adjustments and foreign exchange and quoted price differences receivable	35,690	32,850
Less: Unposted payments		(6,050)
Less: Unearned discount	(6,027)	(7,347)
Less: Allowances	(124,146)	(206,389)

	3,243,925	2,188,740

OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	58,026	69,812
Amounts receivable for spot and forward sales pending settlement	438,780	347,323
Securities and foreign currency receivable from spot and forward purchases pending settlement	435,551	236,609
Premiums on options taken	-	284
Unlisted corporate bonds	934	927
Receivables for forward transactions without delivery of underlying asset	110	258
Other receivables not covered by debtor classification regulations	306,129	274,858
Other receivables covered by debtor classification regulations	20,684	30,497
Less: Allowances	(2,661)	(3,735)

	1,257,553	956,833

BANCO MACRO S.A. AND SUBSIDIARIES

	2006	2005
ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	123,461	106,263
Less: Allowances	(1,611)	(1,070)

	121,850	105,193

INVESTMENTS IN OTHER COMPANIES
In financial institutions	1,534,837	577,477
Other	24,197	28,690
Less: Negative Goodwill	(483)	(483)
Less: Allowances	(1,016)	(1,148)

	1,557,535	604,536

OTHER RECEIVABLES
Receivables from sale of assets	16,008	7,966
Minimum presumed income tax - Tax Credit	24,372	42,723
Other	97,176	87,530
Accrued interest and adjustments receivable from sale of assets	50	11,627
Other accrued interest and adjustments receivable	66	48
Less: Allowances	(14,647)	(16,302)

	123,025	133,592

BANK PREMISES AND EQUIPMENT	201,621	176,168

OTHER ASSETS	153,838	144,838

INTANGIBLE ASSETS
Goodwill	66,607	1,646
Organization and development costs, including amparos	84,134	67,126

	150,741	68,772

ITEMS PENDING ALLOCATION	737	433

TOTAL ASSETS	9,450,191	6,915,250

BANCO MACRO S.A. AND SUBSIDIARIES

	2006	2005
LIABILITIES

DEPOSITS
From the non-financial government sector	938,949	821,497
From the financial sector	1,394	3,541
From the non-financial private sector and foreign residents
Checking accounts	688,744	506,497
Savings accounts	1,240,913	690,732
Time deposits	2,155,980	2,129,788
Investment accounts	18,751	23,724
Other	134,290	127,213
Accrued interest, adjustments and foreign exchange and quoted price differences payable	19,699	46,212

	5,198,720	4,349,204

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina - Other	778	562
Banks and International institutions	173,177	153,485
Amounts payable for spot and forward purchases pending settlement	332,755	172,708
Securities and foreign currency to be delivered for spot and forward sales pending settlement	529,546	372,566
Financing received from Argentine financial institutions	47,674	25,106
Payables for forward transactions without delivery of underlying asset	-	64
Other	140,853	103,564
Accrued interest, adjustments and foreign exchange and quoted price differences payable	25,841	21,651

	1,250,624	849,706

OTHER LIABILITIES
Other	125,210	71,883

	125,210	71,883

PROVISIONS	52,311	142,283

SUBORDINATED CORPORATE BONDS	507,844	12,047

ITEMS PENDING ALLOCATION	505	553

TOTAL LIABILITIES	7,135,214	5,425,676

SHAREHOLDERS' EQUITY	2,314,977	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,450,191	6,915,250

BANCO MACRO S.A. AND SUBSIDIARIES

   MEMORANDUM ACCOUNTS (PARENT COMPANY ONLY)

	2006	2005
DEBIT-BALANCE ACCOUNTS

Contingent
- Guarantees received	956,164	845,397
- Other not covered by debtors classification regulations	3,450	-
- Contra contingent debit accounts	305,817	149,751

	1,265,431	995,148

Control
- Receivables classified as irrecoverable	425,875	462,318
- Other	3,184,787	2,101,599
- Contra control debit accounts	41,193	39,721

	3,651,855	2,603,638

Derivatives
- Notional value of call options taken	119,345	-
- Notional value of put options taken	50,649	133,456
- Notional value of forward transactions without delivery of underlying asset	-	36,770
- Contra debit accounts for derivatives	299,693	288,512

	469,687	458,738

Total	5,386,973	4,057,524

BANCO MACRO S.A. AND SUBSIDIARIES

	2006	2005
CREDIT BALANCE ACCOUNTS

Contingent
- Other guarantees provided covered by debtor classification regulations	(182,927)	(87,184)
- Other guarantees provided not covered by debtor classification regulations	(43,289)	(1,474)
- Other covered by debtor classification regulations	(79,601)	(61,093)
- Contingent credit-balance contra accounts	(959,614)	(845,397)

	(1,265,431)	(995,148)

Control
- Checks to be credited	(41,193)	(39,721)
- Contra credit-balance accounts	(3,610,662)	(2,563,917)

	(3,651,855)	(2,603,638)

For Derivatives
- Notional value of call options sold	(50,612)	(120,886)
- Notional value of put options sold	(221,505)	(112,423)
- Notional value of forward transactions without delivery of underlying asset	(27,576)	(55,203)
- Contra credit-balance accounts for derivatives	(169,994)	(170,226)

	(469,687)	(458,738)

Total	(5,386,973)	(4,057,524)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME (PARENT ONLY)

	2006	2005	2004
FINANCIAL INCOME

Interest on cash and due from banks	3,499	8	2
Interest on loans to the financial sector	8,872	4,324	1,954
Interest on overdrafts	59,891	26,947	25,403
Interest on documents	22,958	16,998	11,196
Interest on mortgage loans	21,236	11,036	6,449
Interest on pledged loans	11,120	6,491	1,118
Interest on credit card loans	19,901	12,012	5,858
Interest on other loans	177,687	94,266	60,952
Interest on other receivables from financial intermediation	9,498	15,109	5,611
Income from government and private securities, net	146,513	123,583	162,748
Income from guaranteed loans - Decree 1,387/01	17,109	19,523	14,355
CER adjustment	48,174	93,620	91,022
CVS adjustment	1,169	700	475
Other	68,860	51,103	34,717

	616,487	475,720	421,860

FINANCIAL EXPENSE

Interest on checking accounts	6,940	1,456	2,201
Interest on savings accounts	3,985	2,306	3,115
Interest on time deposits	134,533	66,418	43,256
Interest on financing from the financial sector	806	775	78
Interest on other liabilities from financial intermediation	14,307	15,822	15,394
Other interest	7,047	6,801	9,230
Net loss from options	284	777	-
CER adjustment	21,227	80,564	24,865
Other	44,333	37,164	33,158

	233,462	212,083	131,297

GROSS INTERMEDIATION MARGIN - GAIN	383,025	263,637	290,563

PROVISION FOR LOAN LOSSES	35,338	59,429	36,156

BANCO MACRO S.A. AND SUBSIDIARIES

	2006	2005	2004
SERVICE-CHARGE INCOME

Related to lending transactions	20,708	12,085	7,718
Related to deposits	149,740	115,957	97,458
Other fees	11,116	6,264	7,252
Other	60,597	45,004	36,585

	242,161	179,310	149,013

SERVICE-CHARGE EXPENSE

Fees	11,232	7,219	4,014
Other	34,841	22,446	19,903

	46,073	29,665	23,917

ADMINISTRATIVE EXPENSES

Personnel expenses	210,718	159,722	128,296
Directors´ and statutory auditors´fees	10,932	12,384	5,601
Other professional fees	29,422	21,342	16,106
Advertising and publicity	24,140	16,977	11,921
Taxes	5,241	4,390	2,955
Other operating expense	89,616	75,784	73,263
Other	11,718	8,998	9,012

	381,787	299,597	247,154

NET INCOME FROM FINANCIAL INTERMEDIATION	161,988	54,256	132,349

BANCO MACRO S.A. AND SUBSIDIARIES

	2006	2005	2004
OTHER INCOME

Income from long-term investments in subsidiaries	326,353	183,930	-
Penalty interest	3,128	1,359	1,295
Recovered loans and allowances reversed	89,516	92,407	88,398
CER adjustment	246	191	-
Other	25,869	30,472	19,308

	445,112	308,359	109,001

OTHER EXPENSES

Loss from long-term investments	-	-	81
Penalty interest and charges payable to Central Bank of Argentina	24	33	146
Charge for other-receivables uncollectibility and other allowances	17,160	17,081	3,850
Amortization of differences from amparos	15,687	14,100	11,665
Other	77,931	36,382	32,631

	110,802	67,596	48,373

INCOME BEFORE INCOME TAX	496,298	295,019	192,977

INCOME TAX	72,000	32,300	-

NET INCOME FOR THE FISCAL YEAR	424,298	262,719	192,977

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (PARENT ONLY)

	2006	2005	2004 (1)
Changes in Cash

Cash at the beginning of the fiscal year	684,080	699,709	506,348
Increase / (Decrease) in cash	694,985	(15,629)	193,361

Cash at the end of the fiscal year	1,379,065	684,080	699,709

Causes of changes in cash

Cash provided by operations

Financial income collected	651,016	523,012	398,660
Services-charge income collected	242,167	178,907	154,089
Financial expense paid	(250,110)	(180,582)	(179,139)
Services-charge expense paid	(45,669)	(29,803)	(23,849)
Administrative expenses paid	(341,560)	(274,263)	(212,672)

Net cash provided by operating activities	255,844	217,271	137,089

Other sources of cash

Net decrease in government and private securities	588,505	-	659,796
Net increase in deposits	875,500	850,457	619,395
Net increase in other liabilities from financial intermediation	396,322	-	535,028
Increase in other liabilities, net	451,789	1,865	-
Capital increase	469,500	-	-
Other sources of cash	52,561	37,244	30,319

Subtotal	2,834,177	889,566	1,844,538

Total sources of cash	3,090,021	1,106,837	1,981,627

BANCO MACRO S.A. AND SUBSIDIARIES

	2006	2005	2004 (1)
Uses of cash:

Net increase in government and private securities	-	(244,920)	-
Net increase in loans	(1,084,126)	(387,758)	(782,022)
Net increase in other receivables from financial intermediation	(280,999)	(59,883)	(586,692)
Net increase in other assets (2)	(880,620)	(178,330)	(319,205)
Net decrease in other liabilities from financial intermediation	-	(194,392)	-
Net decrease in other liabilities	-	-	(9,432)
Cash dividends	(68,395)	(30,447)	(60,894)
Other uses of cash	(80,896)	(26,736)	(30,021)

Total uses of cash	(2,395,036)	(1,122,466)	(1,788,266)

Increase / (Decrease) in cash	694,985	(15,629)	193,361

(1)	Includes the changes produced by the incorporation of certain assets and liabilities of SADELA.

(2)	Includes the effect deriving from the purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.

33.28.	New accounting pronouncements (US GAAP)

a)	Accounting for Income Taxes - FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), an interpretation of FASB Statement No.109 “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 shall be effective for fiscal years beginning after December 15, 2006. The Bank is evaluating the impact that this statement may have on its financial position or results of operations.

b)	Accounting for Certain Hybrid Instruments - SFAS 155

On February 16, 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The adoption of SFAS 155 is not expected to have a material impact on the Bank’s results of operations and financial condition.

BANCO MACRO S.A. AND SUBSIDIARIES

c)	Accounting for Servicing of Financial Assets - SFAS 156

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets.” This statement amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 provides for alternative accounting treatments of mortgage servicing rights for transactions entered into after the adoption of the pronouncement and shall be effective for an entity’s first fiscal year that begins after September 15, 2006. This Statement is not expected to impact the Bank’s financial operations in future periods.

d)	Fair Value Measurements - SFAS 157

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings for the period. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Bank has not evaluated the impact of the adoption of this statement.
e)	Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements - SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No 108 (SAB 108) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on evaluating a misstatement and determining its materiality using the iron curtain (balance sheet analysis) and rollover (income statement analysis) approaches, as well as correcting errors under the approaches and transition guidance. SAB 108 is effective for fiscal years ending on or after November 15, 2006. There was no effect to the Bank’s financial statements resulting from the adoption of SAB 108.

f)	Fair Value Option for Financial Assets and Financial Liabilities - SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115,” which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Bank beginning in the 2008 first quarter. The Bank has not evaluated the impact of the adoption of this Statement.