Form 20-F
period 2007-12-31
Macro Bank Inc.
filed 2008-06-30
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2007
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from  _____  to  _____
or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of the event requiring this shell company report.
Commission file number: 001-32827
BANCO MACRO S.A.
(Exact Name of Registrant as Specified in its Charter)
Macro Bank, Inc.
(Translation of registrant’s name into English)
Argentina
(Jurisdiction of incorporation or organization)
Sarmiento 447, City of Buenos Aires, Argentina
(Address of registrant’s principal executive offices)

Jorge Scarinci
Financial and Investor Relations Manager
Banco Macro S.A.
401 Sarmiento, 4th Floor
Buenos Aires—C1004AAI, Argentina
Telephone: (+54-11-5222-6730)
Facsimile: (+54-11-5222-7826)
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares	New York Stock Exchange
Class B ordinary shares, par value Ps. 1.00 per share	New York Stock Exchange(*)
9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036
8.50% Notes Due 2017
10.750% Argentine Peso-Linked Notes Due 2012

(*)	Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036
8.50% Notes Due 2017
10.750% Argentine Peso-Linked Notes Due 2012
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
Yes ☑      No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑      Accelerated filer ☐     Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑
If “Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐      Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 23 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.
Yes ☐      No ☐
Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone, Esq.	Antonia E. Stolper, Esq.
Bruchou, Fernández Madero& Lombardi	Shearman & Sterling LLP
Ing. Butty 275, 12 th Floor	599 Lexington Avenue
C1001AFA — Buenos Aires, Argentina	New York, New York 10022

Certain defined terms
In this annual report, we use the terms “the registrant,” “we,” “us,” “our” and the “bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Class B shares” refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where the context requires otherwise. References to our “2036 Notes” refer to our 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds due 2036. References to our “2017 Notes” refer to our 8.50% Notes due 2017. References to our “2012 Notes” refer to our 10.750% Argentine Peso-Linked Notes due 2012.
The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government" or the “government” refers to the federal government of Argentina and the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank. The terms “U.S. dollar" and “U.S. dollars" and the symbol “US$” refer to the legal currency of the United States. The terms "peso" and “pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “U.S. GAAP" refers to generally accepted accounting principles in the United States, “Argentine GAAP" refers to generally accepted accounting principles in Argentina and "Central Bank Rules" refers to the accounting rules of the Central Bank. The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth.
Presentation of certain financial and other information. Accounting practices
We maintain our financial books and records in Argentine pesos and prepare and publish our consolidated financial statements in Argentina in conformity with the Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules, as inflation returned to normalized levels during 2003. In addition, in December 2004, in May 2006 and in August 2006, we acquired Nuevo Banco Suquía S.A., Banco del Tucumán S.A. (“Banco del Tucumán”) and Nuevo Banco Bisel S.A. (“Nuevo Banco Bisel”), respectively, which significantly enhanced the size and scope of our business. As a result of our acquisition of Nuevo Banco Suquía S.A. (“Nuevo Banco Suquía”), our results of operations for the year ended December 31, 2004 differ significantly from our results of operations for the year ended December 31, 2005 and as a result of our acquisitions of Banco del Tucumán and Nuevo Banco Bisel, our results of operations for the year ended December 31, 2005 are not entirely comparable to our results of operations for the year ended December 31, 2006. Additionally, our results of operations for the year ended December 31, 2007 reflect the results of Banco del Tucumán and Nuevo Banco Bisel for the entire year. Given the instability and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001 as well as our acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated. These factors also affect comparability among periods.
Our audited consolidated financial statements for the three years ended December 31, 2007 included in this annual report have been reconciled to U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2007 for a reconciliation of our financial statements to U.S. GAAP.
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

i

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
•	changes in general economic, business, political, legal, social or other conditions in Argentina;

•	inflation;

•	changes in interest rates and the cost of deposits;

•	government regulation;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers;

•	fluctuations and declines in the value of Argentine public debt;

•	competition in banking, financial services and related industries;

•	deterioration in regional and national business and economic conditions in Argentina;

•	fluctuations and declines in the exchange rate of the peso; and

•	the risk factors discussed under “Item 3.D — Risk factors”.
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

ii

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under Item 5 — “Operating and Financial Review and Prospects” included elsewhere in this annual report.
We have derived our selected consolidated financial data for the years ended December 31, 2005, 2006 and 2007 from our audited consolidated financial statements included in this annual report. We have derived our assets and liabilities balances as of December 31, 2004 and our selected financial data for the year ended December 31, 2003 and 2004 from our audited consolidated financial statements not included in this annual report.
Due to the acquisitions we have made, our results of operations are not entirely comparable between the periods presented; in particular, we acquired Nuevo Banco Suquía in December 2004, Banco del Tucumán in May 2006 and Nuevo Banco Bisel in August 2006. The results of operations of Nuevo Banco Suquía are consolidated with Banco Macro from December 22, 2004 and the results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.
During the economic crisis, Argentina experienced very high rates of inflation in 2002. As a result, Central Bank Rules reinstated inflation accounting at the beginning of 2002 until February 28, 2003. Therefore, all the financial statement data in this annual report for periods prior to February 28, 2003 have been restated in constant pesos as of February 28, 2003.
Solely for the convenience of the reader, the reference exchange rate for U.S. dollars for December 28, 2007, as reported by the Central Bank was Ps. 3.151 to US$1.00.

	Year Ended December 31,
	2003(1)	2004(2)	2005(3)	2006(3) (4)	2007
		(in thousands of pesos, except for shares,
		earnings per share and dividends per share)
Consolidated Income Statement
Central Bank Rules:
Financial income	419,900	427,891	749,583	1,155,207	1,890,422
Financial expense	(241,152)	(133,204)	(302,909)	(394,897)	(805,265)

Gross intermediation margin	178,748	294,687	446,674	760,310	1,085,157
Provision for loan losses	(35,009)	(36,467)	(70,309)	(59,773)	(94,717)
Service charge income	125,722	154,425	302,758	452,232	662,326
Service charge expense	(20,005)	(24,963)	(59,510)	(93,323)	(150,282)
Administrative expense	(221,796)	(254,936)	(443,026)	(652,457)	(957,043)
Other income	240,622	109,581	218,884	234,807	183,525
Other expense	(63,257)	(48,651)	(98,683)	(137,317)	(139,338)
Income Tax	(833)	(699)	(34,042)	(76,961)	(92,345)
Monetary Loss	(4,343)	—	—	—	—
Minority Interest	—	—	—	(3,178)	(2,083)

Net income	199,849	192,977	262,746	424,340	495,200

Net income per share (5)	0.33	0.32	0.43	0.64	0.72
Dividends per share	—	0.10	0.05	0.10	0.15
Number of shares outstanding (in thousands)	608,943	608,943	608,943	683,943	683,979 (6)
U.S. GAAP:(7)
Net income before extraordinary items	313,371	94,229	463,795	357,959	384,040
Extraordinary Gain	—	—	—	41,705	—
Net income	313,371	94,229	463,795	399,664	384,040
Net income per share before extraordinary item(s)	0.59	0.15	0.76	0.54	0.56
Net income per share for extraordinary gain	—	—	—	0.06	—
Total net income per share (8)	0.59	0.15	0.76	0.60	0.56
Weighted average number of shares outstanding (in thousands)	526,750	608,943	608,943	666,478	683,952

(1)	In constant pesos as of February 28, 2003.

(2)	Nuevo Banco Suquía merged with and into Banco Macro from December 22, 2004.

(3)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(4)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(5)	Net income in accordance with Argentine Banking GAAP divided by weighted average number of shares.

(6)	Includes 36 pending issuance or distribution.

(7)	See note 35 to our audited consolidated financial statements for the year ended December 31, 2007 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

(8)	Net income in accordance with U.S. GAAP divided by weighted average number of shares.

	As of December 31,
	(in thousands of pesos)
	2003(1)	2004(2)	2005(3)	2006(3) (4)	2007
Consolidated Balance Sheet
Central Bank Rules:
Assets
Cash and due from banks	674,300	1,372,261	1,189,129	2,626,908	3,117,426
Government and private securities	2,155,766	2,106,737	2,991,764	3,222,955	3,950,725
Loans:
to the non-financial government sector	365,549	809,577	645,342	774,273	732,481
to the financial sector	17,835	81,812	80,511	436,930	161,702
to the non-financial private sector and foreign residents	723,619	2,208,996	2,948,799	5,524,483	9,335,656
Allowances for loan losses	(56,279)	(225,340)	(247,532)	(208,581)	(220,422)
Other assets	1,144,237	2,443,714	1,879,809	2,128,004	2,703,678
Total assets	5,025,027	8,797,757	9,487,822	14,504,972	19,781,246
Average assets	4,356,792	5,705,542	9,357,401	11,791,622	17,713,916
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	382,195	809,764	822,687	1,295,630	1,774,121
from the financial sector	11,909	4,445	5,208	5,078	13,310
from the non-financial private sector	2,633,140	4,504,788	5,737,431	8,770,309	11,803,718
Other liabilities from financial intermediation and other liabilities	559,450	1,974,786	1,241,793	1,426,047	2,813,065
Subordinated corporate bond	24,200	16,416	12,047	507,844	490,695
Items pending allocation	3,783	4,554	854	2,052	1,644
Provisions	285,128	225,699	178,150	104,870	164,347
Minority interest in subsidiaries	3	3	—	78,045	12,640
Total liabilities	3,899,808	7,540,455	7,998,170	12,189,875	17,073,540
Shareholders’ equity	1,125,219	1,257,302	1,489,652	2,315,097	2,707,706
Average shareholders’ equity	949,023	1,179,611	1,333,163	1,915,245	2,456,353
U.S. GAAP:(5)
Shareholders’ equity	735,386	857,666	1,191,692	1,956,242	2,222,361

(1)	In constant pesos as of February 28, 2003.

(2)	Nuevo Banco Suquía merged with and into Banco Macro from December 22, 2004.

(3)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(4)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(5)	See note 35 to our audited consolidated financial statements for the year ended December 31, 2007 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
	2003(1)		2004(2)		2005(3)		2006(3)(4)		2007
Selected consolidated ratios:
Profitability and performance
Net interest margin(%)(5)	6.84		6.37		5.23		7.11		6.85
Fee income ratio(%)(6)	41.29		34.38		40.40		37.30		37.90
Efficiency ratio(%)(7)	72.85		56.77		59.11		53.81		54.77
Ratio of earnings to fixed charges (excluding interest on deposits)(8)	3.96	x	5.69	x	3.01	x	6.76	x	4.28	x
Ratio of earnings to fixed charges (including interest on deposits)(9)	2.26	x	3.02	x	2.14	x	2.49	x	1.88	x
Fee income as a percentage of administrative expense(%)	56.68		60.56		68.34		69.31		69.21
Return on average equity(%)	21.06		16.36		19.71		22.16		20.16
Return on average assets(%)	4.59		3.38		2.81		3.60		2.80
Liquidity
Loans as a percentage of total deposits(%)	36.57		58.29		55.97		66.88		75.27
Liquid assets as a percentage of total deposits(%)(10)	65.12		53.69		58.64		61.92		53.21
Capital
Total equity as a percentage of total assets(%)	22.39		14.29		15.70		15.96		13.69
Regulatory capital as a percentage of risk-weighted assets(%)	43.79		35.71		31.03		31.31		26.81
Asset Quality
Non-performing loans as a percentage of total loans(%)(11)	8.91		6.50		5.34		2.01		1.55
Allowances as a percentage of total loans	5.08		7.27		6.74		3.10		2.15
Allowances as a percentage of non-performing loans(%)(11)	57.07		111.75		126.20		154.25		138.77
Differences due to court orders (Amparos) as a percentage of equity(%)	4.0		4.0		2.9		3.23		3.73
Operations
Number of branches	150		256		254		433		427
Number of employees	2,814		4,772		5,054		7,585		7,868

(1)	In constant pesos as of February 28, 2003.

(2)	Nuevo Banco Suquía merged with and into Banco Macro from December 22, 2004.

(3)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(4)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(5)	Net interest income divided by average interest earning assets.

(6)	Service charge income divided by the sum of gross intermediation margin and service charge income.

(7)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.

(8)
For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.

(9)
For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including gross interest on deposits is equal to interest expense.

(10)	Liquid assets include cash, cash collateral, LEBACs and NOBACs, and interbank loans. Since 2004, we have included overnight loans to highly rated companies.

(11)
Non-performing loans include all loans to borrowers classified as “3-with problems/medium risk”, “4-with high risk of insolvency/high risk”, “5-irrecoverable” and “6-irrecoverable by technical decision” under the Central Bank loan classification system.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider the risks described below with all of the other information included in the annual report before deciding to invest in our Class B shares or our ADSs or our notes. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares or our ADSs or our notes could decline and you could lose part or all of your investment.
Investors should carefully read this annual report in its entirety. They should also take into account and evaluate, among other things, their own financial circumstances, their investment goals, and the following risk factors.
Risks relating to Argentina
Argentina’s current growth and stabilization may not be sustainable
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past five years, uncertainty remains as to whether the current growth and relative stability is sustainable. The Argentine economy remains fragile, including for the following reasons:
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
Inflation may rise again, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy generally
The devaluation of the peso in January 2002, after several years of price stability, created pressures on the domestic price system that generated high inflation before substantially stabilizing in 2003. However, consumer prices almost doubled to 6.1% during 2004, increased to 12.3% in 2005, 9.8% in 2006, and were 8.5% in 2007. Uncertainty surrounding future inflation could slow the rebound in the long-term credit market.
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
Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. In May 2005, the ICSID tribunal issued an opinion against Argentina in a case initiated by CMS Compañia Transportadora de Gas, which was appealed by Argentina. In October 2006, another ICSID tribunal issued a “decision on liability” against Argentina in a case initiated by LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc., which liability was recently fixed at US$57.40 million. The tribunal admitted that the Argentine government was not accountable for the consequences of measures taken during December 1, 2001 and April 26, 2003, given the general state of emergency in place at such time. In February 2007, the ICSID issued a judgment against Argentina in a case initiated by Siemens for US$208 million for indemnity in the failure to complete a contract in 2001 concerning identification documents. In subsequent actions, ICSID tribunals ordered Argentina to pay, in May 2007, US$106 million to Enron Corporation and Ponderosa Assets LP, shareholders of the local gas distributor Transportadora de Gas del Sur, in connection to tariff adjustments; in August 2007, US$105 million to Compañía de Aguas del Aconquija S.A. and Vivendi Universal in connection with the termination of the water concession agreement executed with such company for the Province of Tucumán; and in September 2007, US$172 million to Sempra Energy International, due to the depreciation of its share holdings in Sodigas Pampeana y Sodigas Sur (shareholders in turn of the local concessionaries of the gas distribution service in Argentina, Camuzzi Gas Pampeana and Camuzzi Gas del Sur), as a consequence of the economic measures taken by the Argentine government in 2002.
The Argentine government cancelled all of its pending debt with the IMF on January 3, 2006. However, Argentina’s past default and its failure to restructure its remaining sovereign debt completely and fully negotiate with the holdout creditors may prevent Argentina from re-entering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy and, consequently, our business. Furthermore, Argentina’s inability to access the international capital markets in the medium and long term could have an adverse impact on our own ability to access international credit markets.
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

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may impair our ability to make payments on our obligations
In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso. In addition, the government issued a decree in June 2005 that established new controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to make dividend payments to ADS holders and payments on the notes.
The Argentine economy could be adversely affected by economic developments in other global markets
Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies, which are trading partners or that impact the global economy.
Future shocks of a similar magnitude to the international markets can be expected to adversely affect the Argentine economy and its financial system and us well.
Risks Relating to the Argentine Financial System
The health of Argentina’s financial system depends on a return of the long-term credit market, which is currently recovering at a relatively slow pace
As a result of the 2001 and 2002 crisis, the volume of financial intermediation activity in Argentina fell drastically: credit fell from 23.1% of GDP in March 2001 to just 7.7% in June 2004, while deposits as a percentage of GDP fell from 31.5% to 23.2% during the same period. During this period our financial intermediation activities also declined. The depth of the crisis and the effect of the crisis on depositors’ confidence in the financial system created significant uncertainties as to the likelihood that the financial system would fully recover its ability to act as an intermediary between savings and credit. Despite the ongoing recovery of Argentina’s short-term credit market (68% of loan growth in 2005, 58% of loan growth in 2006 and 53% of loan growth in 2007 was in the form of overdrafts, consumer loans and advances), long-term lending has recovered more slowly.
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

As of December 31, 2007, our net exposure to the public sector, not including LEBACs ( Letras del Banco Central ) and NOBACs (Notas del Banco Central ), totaled approximately Ps.726.7 million, representing 3.7% of our total assets.
Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector does not fully recover
The capacity of many Argentine private sector debtors to repay their loans deteriorated significantly as a result of the economic crisis, materially affecting the asset quality of financial institutions, including us. We established large allowances for loan losses in 2002 to cover the risks inherent to our portfolio of loans to the private sector. During 2004, 2005, 2006 and 2007, the quality of our loan portfolio improved from 2003 levels as a result of high GDP growth and a better overall economic environment. However, this improvement did not fully offset the deterioration in the quality of our assets caused by the crisis. Moreover, the current improvement may not continue, and we will likely not succeed in recovering substantial portions of loans that were written off. Our business strategy includes substituting a large portion of our current portfolio of government securities for loans to the private sector. As a result, we expect that our credit risk exposure to the private sector will increase in the near term. If the recovery of the financial health of Argentina’s private sector reverses, we may experience an increase in our incidence of non-performing loans.
Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions
To protect debtors affected by the economic crisis, beginning in 2002 the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Most of these measures have been rescinded; however, in November 2006, the Argentine government suspended mortgage foreclosure proceedings and established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure to reach an agreement by the parties, payment conditions will be set forth by a judge. We cannot assure you that in an adverse economic environment the government will not adopt additional measures in the future, which could have a material adverse effect on the financial system and our business.
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
Our controlling shareholders have the ability to direct our business and their interests could conflict with yours
Our controlling shareholders beneficially own 10,187,559 Class A shares and 225,972,567 Class B shares. Although there currently is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.
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
Reduced spreads without corresponding increases in lending volumes could adversely affect our profitability
The spread for Argentina’s financial system between the interest rates on loans and deposits decreased from a high of 39.9% in March 2003 to 14.6% in December 2007 as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns. In comparison, our interest rate spread decreased from 42% to 8.9% during the same period. We and other financial institutions have largely responded by lowering operating costs. However, if spreads continue to decrease without a corresponding increase in lending or additional cost-cutting, our profitability may be adversely affected.
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
Risks relating to our Class B Shares and the ADSs
Holders of our Class B shares and the ADSs may not receive any dividends
In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. On July 20, 2004, we were authorized by the Central Bank to distribute dividends corresponding to fiscal year 2003, on April 18, 2005 to distribute dividends corresponding to fiscal year 2004, on April 21, 2006 to distribute dividends corresponding to fiscal year 2005, on April 16, 2007 to distribute dividends corresponding to fiscal year 2006 and on April 11, 2008 to distribute dividends corresponding to fiscal year 2007. In each case the dividends were distributed. Notwithstanding the foregoing, no assurance can be given that the Central Bank will continue to grant us the authorization to distribute dividends approved by our shareholders at the annual ordinary shareholders’ meeting.
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
The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire
Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 76% of the aggregate market capitalization of the Buenos Aires Stock Exchange as of December 31, 2007. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the Buenos Aires Stock Exchange by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.
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
Our Class B shares or the ADSs might be characterized as stock in a ''passive foreign investment company’’ for U.S. federal income tax purposes The application of the “passive foreign investment company” rules to equity interests in banks such as us is unclear under current U.S. federal income tax law. It is therefore possible that our Class B shares or the ADSs could be characterized as stock in a “passive foreign investment company” for U.S. federal income tax purposes, which could have adverse tax consequences to U.S. holders in some circumstances. In particular, U.S. holders of our Class B shares or the ADSs generally would be subject to special rules and adverse tax consequences with respect to certain distributions made by us and on any gain recognized on the sale or other disposition of our Class B shares or the ADSs. Such U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our Class B shares or the ADSs might be able to avoid these rules and consequences by making an election to mark such shares to market (although it is not clear if this election is available for the Class B shares). U.S. holders should carefully read “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” and consult their tax advisors regarding the “passive foreign investment company” rules.
Risks relating to our Notes
The notes are effectively subordinated to our secured creditors and our depositors
Unless otherwise specified, the notes rank at least pari passu in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, other than obligations preferred by statute or by operation of law, including, without limitation, tax and labor-related claims and our obligations to depositors.
In particular, under the Financial Institutions Law, all of our existing and future depositors will have a general priority right over holders of notes issued under our medium-term note program. The Financial Institutions Law provides that in the event of judicial liquidation or insolvency, all depositors would have priority over all of our other creditors (including holders of notes), except certain labor creditors and secured creditors. Moreover, depositors would have priority over all other creditors, with the exception of certain labor creditors, to funds held by the Argentine Central Bank (Banco Central de la República Argentina or the “Central Bank”) as reserves, any other funds at the time of any revocation of our banking license and proceeds from any mandatory transfer of our assets by the Central Bank.
We may also issue subordinated notes. In that case, in addition to the priority of certain other creditors described in the preceding paragraphs, subordinated notes will also rank at all times junior in right of payment to certain of our unsecured and unsubordinated indebtedness.

Exchange controls and restrictions on transfers abroad may impair your ability to receive payments on the notes
In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange controls and transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso.
In such event, your ability to receive payments on the notes may be impaired.
The notes under our medium-term note program will be subject to transfer restrictions which could limit your ability to resell your notes
New issuances of notes will be offered in reliance on an exemption from the registration requirements of the Securities Act. As a result, the notes may be transferred or resold only in transactions that are registered under the Securities Act or on the basis of an exemption from such registration and in compliance with any other applicable securities laws of other jurisdictions. These restrictions could impair your ability to resell notes you purchase.
We may redeem the notes prior to maturity
The notes are redeemable at our option in the event of certain changes in Argentine taxes and, if so specified, the notes may also be redeemable at our option for any other reason. We may choose to redeem those notes at times when prevailing interest rates may be relatively low. Accordingly, an investor may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.
As a financial institution, any bankruptcy proceeding against us would be subject to intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of proceedings
If we are unable to pay our debts as they come due, the Central Bank would typically intervene by appointing a reviewer, request us to file a reorganization plan, transfer certain of our assets and liabilities and possibly revoke our banking license and file a liquidation petition before a local court. Upon any such intervention, noteholders’ remedies may be restricted and the claims and interests of our depositors and other creditors may be prioritized over those of noteholders. As a result, the noteholders may realize substantially less on their claims than they would in a bankruptcy proceeding in Argentina, the United States or any other country.
Holders of notes may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons
We are organized under the laws of Argentina and our principal place of business (domicilio social) is in the City of Buenos Aires, Argentina. Most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of notes to effect service of process within the United States on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Argentine counsel, there is doubt as to the enforceability against such persons in Argentina, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.
Risk relating to our 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036 (the “2036 Notes”)
Interest on the Notes may be limited to the extent we do not have sufficient Distributable Amounts
No interest on the 2036 Notes will be due and payable in the event that the payment of such interest, together with any other payments or distributions (other than payments in respect of redemptions or repurchases) on or in respect of our Parity Obligations (including the Notes) previously made or scheduled to be made during the Distribution Period in which such Interest Payment Date falls, would exceed our Distributable Amounts for such Distribution Period. Interest payments on the Notes are non-cumulative such that if an interest payments is not made in full as a result of the limitation described in the preceding sentence, such unpaid interest will not accrue or be due and payable at any time and, accordingly, holders of 2036 Notes will not have any claim therefor, whether or not interest is paid with respect to any other interest period.
The Distributable Amounts available for payment of interest on the 2036 Notes on an interest payment date is based principally on our unappropriated retained earnings from the prior year. Subject to certain limited exceptions, Argentine law does not restrict our shareholders from approving the payment of dividends to themselves out of our unappropriated retained earnings, and the indenture relating to the Notes will not restrict our ability to pay dividends unless and until interest on the Notes has not been paid in full as scheduled. In addition, Distributable Amounts available for payment of interest on the 2036 Notes depends on the amount of payments or other distributions on or in respect of our Parity Obligations previously made or schedule to be made during the relevant Distribution Period. Although we do not currently have any Parity Obligations outstanding, the indenture relating to the Notes will not restrict our ability to issue Parity Obligations in the future. Accordingly, we cannot assure you that we will have sufficient Distributable Amounts to make interest payments on the 2036 Notes.

We may be prevented by the Central Bank or Argentine banking regulations from making interest or other payments on or in respect of the Notes
No interest on the 2036 Notes will be due and payable on an Interest Payment Date in the event that we would be prevented from paying interest on the Notes on such Interest Payment Date as a result of (X) a general prohibition by the Central Bank on paying interest or making other payments or distributions on or in respect of our Parity Obligations (including the Notes) or (Y) as provided in Communications “A” 4589 and “A” 4591 of the Central Bank or any successor regulations thereto, (a) we are subject to a liquidation procedure or the mandatory transfer of our assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) we are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003); (c) we are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; or (d) we are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).
As a result of the recent Argentine crisis, all banks were prohibited by the Central Bank from paying dividends in 2002 and 2003. As the economy recovered, the Central Bank eased the prohibition but still required prior authorization for the distribution of dividends by banks in 2004, 2005 and 2006. Although this requirement is no longer in effect, we cannot assure you that, if confronted with a similar crisis, the Central Bank will not prevent banks from making interest payments on Parity Obligations, including the 2036 Notes.
The Notes are unsecured and subordinated and, in the event of our bankruptcy, the Notes will rank junior to our unsubordinated obligations and certain of our subordinated obligations
The 2036 Notes constitute our unsecured and subordinated obligations. In the event of our bankruptcy, the 2036 Notes will rank junior to all claims of our unsubordinated creditors and certain of our subordinated creditors. By reason of the subordination of the Notes, in the case of our bankruptcy, although the Notes would become immediately due and payable at their principal amount together with accrued interest thereon, our assets would be available to pay such amounts only after all such creditors have been paid in full. We expect to incur from time to time additional obligations that rank senior to the Notes, and the indenture relating to the Notes does not prohibit or limit the incurrence of such obligations.
Under Argentine law, our obligations under the 2036 Notes will also be subordinated to certain statutory preferences such as tax and labor-related claims and our obligations to depositors. In particular, under the Financial Institutions Law, all of our existing and future depositors will have a general priority right over holders of Notes. The Financial Institutions Law provides that in the event of our bankruptcy or insolvency, all depositors would have priority over all of our other creditors (including holders of Notes), except certain labor creditors and secured creditors. Moreover, depositors would have priority over all other creditors, with the exception of certain labor creditors, to funds held by the Central Bank as reserves, any other funds at the time of any revocation of our banking license and proceeds from any mandatory transfer of our assets by the Central Bank.
If we do not satisfy our obligations under the 2036 Notes, your remedies will be limited
Payment of principal on the 2036 Notes may be accelerated only in certain events involving our bankruptcy. There is no right of acceleration in the case of a default in the performance of any of our covenants, including a default in the payment of principal, premium or interest.
The ratings of the Notes may be lowered or withdrawn depending on various factors, including the rating agency’s assessment of our financial strength and Argentine sovereign risk
The Notes are rated “B3” by Moody’s Investors Service, Inc. and “B-” by Fitch Ratings Ltd. At the local level, Moody’s Latin America has rated the notes “A3.ar” and Fitch Argentina has rated the notes “A(arg).” The ratings of the Notes reflect the relevant rating agency’s assessment of our ability to make timely payment of principal and interest on the Notes. Moreover, the methods of assigning ratings used by Argentine rating agencies may differ in important aspects from those used by the rating agencies in the United States or other countries. The ratings on the 2036 Notes are not a recommendation to buy, sell or hold the Notes, and the ratings do not comment on market prices or suitability for a particular investor. We cannot assure you that the ratings of the 2036 Notes will remain for any given period of time or that the ratings will not be lowered or withdrawn. A downgrade in ratings will not be an event of default with respect to the 2036 Notes. The assigned ratings may be raised or lowered depending, among other things, on the rating agency’s assessment of our financial strength as well as its assessment of Argentine sovereign risk generally, and any change to these may affect the market price or liquidity of the 2036 Notes.
The U.S. federal income tax treatment of the 2036 Notes is unclear
Because of certain features of the 2036 Notes, the U.S. federal income tax treatment applicable to the 2036 Notes is uncertain. While we do not intend to treat the 2036 Notes as subject to the “contingent payment debt instrument” rules under U.S. federal income tax regulations, it is possible that the U.S. Internal Revenue Service (“IRS”) could assert such treatment. If this assertion were successful, U.S. holders (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) generally would be required to include interest income on a constant yield basis at a rate that could differ from, and could at certain times be in excess of, the stated interest on the 2036 Notes. In addition, any gain on the sale of 2036 Notes derived by a U.S. holder would be treated as ordinary income rather than capital gain.

It is also possible that the IRS could assert that the 2036 Notes should be treated as equity for U.S. federal income tax purposes. If this assertion were successful, U.S. holders could also be subject to adverse tax rules (including an interest charge on and ordinary income treatment of any gain derived with respect to the notes) if it were also determined that we are a “passive foreign investment company” for U.S. federal income tax purposes. While we do not believe that we are currently a passive foreign investment company, the test for determining “passive foreign investment company” status is a factual one based upon a periodic evaluation of our assets and income and is unclear when applied to banking businesses such as our own. Thus we cannot provide any assurance that we will not be determined to be a “passive foreign investment company” as of the issuance of the 2036 Notes or in any future period.
Risks relating to our 10.750% Argentine Peso-Linked Notes Due 2012 (the “2012 Notes”)
A devaluation of the Argentine peso will result in a loss of principal and interest in U.S. dollar terms, which could affect our 2012 Notes
Payments of principal, interest, additional amounts and any other amounts in respect of the notes are determined based on the Argentine peso equivalent (based on an initial exchange rate of Ps. 3.0794 = US$1.00) of the aggregate principal amount of the notes then outstanding and converted into U.S. dollars based on an exchange rate on the second business day prior the applicable payment date. As a result, a devaluation of the Argentine peso will result in a loss of principal and a reduction in the effective interest rate in U.S. dollar terms.
In circumstances where we can satisfy our payment obligations in respect of the 2012 Notes by transferring Argentine pesos to accounts located in Argentina, you may not be able to obtain U.S. dollars or transfer funds outside Argentina
If we are unable either to purchase U.S. dollars or to transfer funds outside Argentina in order to make a payment in respect of the notes, because of any legal or regulatory restriction or due to any other reason beyond our control, then we will be able to satisfy such payment obligation in Argentine pesos and with transfers to accounts located in Argentina. In such event, you may not be able to obtain U.S. dollars at the applicable exchange rate under the notes or at all, and you may not be able to freely transfer funds outside Argentina.
Certain definitions
“Parity Obligations” means (i) all claims in respect of our obligations, or our guarantees of liabilities, that are eligible to be computed as part of our Tier 1 capital under Argentine banking regulations (without taking into account any limitation placed on the amount of such capital); and (ii) all claims in respect of any of our other obligations (including guarantees) that rank, or are expressed to rank, pari passu with the 2036 Notes.
“Distribution Period” means, with respect to an Interest Payment Date, the period from and including the date of our annual ordinary shareholders’ meeting immediately preceding such Interest Payment Date to but excluding the date of our annual ordinary shareholders’ meeting immediately following such Interest Payment Date.
In the event that we will not pay interest on the 2036 Notes in full as a result of the limitation described above, we will, promptly after our knowledge thereof and in any case no later than five Business Days prior to the relevant Interest Payment Date, notify the holders of the Notes and deliver an officers’ certificate to the Trustee to that effect.
Interest payments are non-cumulative such that if an interest payment is not made in full as a result of the limitation described above, the unpaid interest will not accrue or be due and payable at any time and, accordingly, holders of the 2036 Notes will not have any claim therefor, whether or not interest is paid in respect of any other interest period.
“Distributable Amounts” for a Distribution Period means the aggregate amount, as set out in our audited financial statements for our fiscal year immediately preceding the beginning of such Distribution Period, prepared in accordance with Central Bank Rules and approved by our shareholders, of our unappropriated retained earnings minus: (i) required legal and statutory reserves; (ii) asset valuation adjustments as determined and notified by the Superintendency of Financial Institutions, whether or not agreed to by us, and the asset valuation adjustments indicated by our external auditor, in each case to the extent not recorded in such financial statements; and (iii) any amounts resulting from loan loss or other asset valuation allowances permitted by the Superintendency of Financial Institutions including adjustments arising from the failure to put into effect an agreed upon compliance plan. For the avoidance of doubt, the calculation of Distributable Amounts in respect of a particular Distribution Period shall be made prior to the appropriation or allocation of any amounts to any voluntary or contingent reserves and any dividends or distributions on any Junior Obligations or Parity Obligations during such Distribution Period.
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
Since the end of 2001, while in the process of becoming today’s Banco Macro, Banco Macro has acquired additional bank assets and merged with or acquired other banks (including, as described below, Banco Bansud, Nuevo Banco Suquía, Banco del Tucumán and Nuevo Banco Bisel), thereby increasing its assets from Ps.1,375 million at December 31, 2001 to Ps. 19,781 million as of December 31, 2007.
Banco Bansud
Banco Bansud, originally named Banco del Sud S.A., was founded in 1924 as a credit union and was authorized to operate as a commercial bank in 1968.
In 1992, Banco Nacional de México S.A. (“Banamex”) acquired Banco Bansud through a wholly owned subsidiary, American Capital Corporation Limited. Banco Bansud’s shares traded on the Buenos Aires Stock Exchange from the date of its merger. In 1994, the local shareholders of Banco Bansud and Banamex acquired from Grupo Santander 82.76% of the shares of Banco Shaw S.A. and merged this new acquisition with Banco Bansud in 1995. Additionally, and as part of Banco Bansud’s strategy of expansion in the City of Buenos Aires, Banco Bansud acquired in 1995 certain assets and liabilities of Banco Federal Argentino S.A., thereby adding 27 new branches. In January 2002, Banco Macro acquired a majority of the capital stock of Banco Bansud.
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
Nuevo Banco Suquía
Nuevo Banco Suquía was created in May 2002 from certain assets and liabilities originally belonging to Banco Suquía S.A., which was founded in 1962 in the city of Córdoba as a savings and loan company focused on housing mortgage lending to individuals.
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
The Company deemed it appropriate and convenient to incorporate Nuevo Banco Suquía into Banco Macro.On June 4, 2007, a preliminary merger agreement and the consolidated balance sheet for merger purposes as of December 31, 2006 and the shares exchange relationship was approved by the Shareholders’ Meetings of both banks.
The exchange relationship has been estimated on the basis of the stockholder’s equity of each bank in 0.710726 shares of Banco Macro per share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. will be entitled to receive 0.710726 shares of the Bank for each share they hold in Nuevo Banco Suquía S.A.’s capital stock. On June 4 and June 5, 2007, Shareholders’ Meetings for Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, resolved to authorize the merger of the two entities and increase the capital stock of Banco Macro S.A. from Ps.683,943,437 to Ps.683,978,973, issuing 35,536 Class B ordinary shares with a Ps. 1.00 par value and one vote per share, to be granted to the minority shareholders of Nuevo Banco Suquía S.A. as a result of the merger. Although this capital increase was authorized in 2007, the new shares were issued on February 12, 2008.

Banco Empresario de Tucumán
In November 2005, the Central Bank, in the context of the restructuring of Banco Empresario de Tucumán, transferred to us a portion of its assets (including its seven branches and the headquarters) and liabilities.
Banco del Tucumán
On April 7, 2006, we obtained the authorizations from the relevant authorities and, on May 5, 2006, we completed the acquisition of 164,850 Class A Shares of Banco del Tucumán, representing 75% of its capital stock. The total purchase price amounted to Ps.45,961,000, paid in cash. Banco del Tucumán has 25 branches and its headquarters in the province of Tucumán and it is currently the financial agent of the province. From September 2006 through December 2006, Banco Macro acquired Class “C” shares in Banco del Tucumán representing 4.84% of its capital stock. Banco Macro’s total equity interest as of December 31, 2006 amounted to 79.84%. On November 28, 2006, the general ordinary and extraordinary shareholders’ meeting of Banco del Tucumán approved a capital stock increase of Ps. 21,980,000, establishing an additional paid-in capital of Ps. 26,171,000. In January 2007, Banco Macro subscribed the total increase. As a result, Banco Macro’s total equity interest increased to 89.932%.
Nuevo Banco Bisel
The run on bank deposits as a result of the economic crisis caused a liquidity crisis for the former Banco Bisel S.A. (“Banco Bisel”). Its controlling shareholder at the time decided not to make additional contributions. As a result, the Central Bank suspended and then restructured Banco Bisel’s operations, creating the Nuevo Banco Bisel with certain of Banco Bisel’s assets and liabilities. The Central Bank then passed a resolution providing for the sale of Nuevo Banco Bisel and requiring that the purchaser commit to capitalize the bank.
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
On May 28, 2007, the Bank acquired the preferred shares mentioned above by exercising a call option in relation to them. The price payable was fixed at Ps.66,240,000 plus an annual nominal 4% interest to be capitalized annually until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).
Nuevo Banco Bisel has a strong presence in the central region of Argentina, especially in the province of Santa Fe, and the acquisition has added 158 branches to our branch network.
B. Business Overview
We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2007, we were ranked first in terms of equity, second in terms of loans to private sector and third in terms of deposits among private-sector banks. As of December 31, 2007, on a consolidated basis, we had:
•	Ps.19,781.2 million (US$6,277.8 million) in total assets;

•	Ps.9,335.6 million (US$2,962.7 million) in loans to the non-financial private sector;

•	Ps.13,591.1 million (US$4,313.3 million) in total deposits;

•	approximately 2,107,500 retail customers and 7,100 corporate customers that provide us with approximately 2.1 million clients; and

•	approximately 796,000 employee payroll accounts for private sector customers and provincial governments.
Our consolidated net income for the year ended December 31, 2007 was Ps.495.2 million (US$157.2 million), representing a return on average equity of 20.2 % and a return on average assets of 2.8%.

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
We emerged from the economic crisis of 2001 and 2002 as a stronger and larger bank. In January 2002, in the midst of the crisis, Banco Macro, our predecessor, acquired a controlling interest in Banco Bansud. The acquisition tripled the size of our bank, as measured by assets, and expanded our geographic presence from the northern provinces of Argentina to the southern provinces. In December 2004, during the recovery period of the Argentine economy, we completed the acquisition of Nuevo Banco Suquía, the leading bank in the central provinces of Argentina, thereby becoming the private sector bank with the country’s most extensive branch network. The Nuevo Banco Suquía transaction increased our assets by 41% and our number of branches by 67%. Beginning at the end of 2002 and during the recovery years, we also experienced organic growth as our business in the provinces of Argentina suffered lower levels of volatility than our principal competitors in the City of Buenos Aires. In November 2005, a portion of the assets, including seven branches, the headquarters and liabilities of Banco Empresario de Tucumán were transferred to us. In May 2006, we completed the acquisition of Banco del Tucumán. As a result of these transactions in Tucumán, we increased our branch network by 34 branches, or 14%. More recently, in August 2006, we completed the acquisition of Nuevo Banco Bisel, which added 158 branches, or 56%, to our branch network.
The Argentine economic recovery
We believe that the ongoing recovery of the Argentine economy from the severe crisis of 2001 and 2002, together with the stabilizing business environment, present a growth opportunity for the banking industry. We believe that Argentine banks in a comparatively stronger financial condition should have a competitive advantage in benefiting from this recovery. Argentina’s gross domestic product, or GDP, grew 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007 after declines of 4.4% in 2001 and 10.9% in 2002. Although there are numerous risks that may result in lower than expected economic performance, the Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 7.4% for 2008.
In June 2005, the government partially restructured its public debt, further improving the Argentine business environment, and in January 2006, Argentina paid off all outstanding amounts owed to the International Monetary Fund, or IMF. Following the completion of its debt restructuring, Argentina’s risk profile has improved substantially as measured by the spread over comparable U.S. Treasuries.
In this context, the financial system is regaining depositors’ and borrowers’ confidence, while benefiting from improved conditions, favorable growth opportunities and increasing demand for financial services and products. For example, the ratio of 12-month average total deposits as a percentage of annual average GDP was 30.3% for 2000. This ratio reached its lowest level, 22.8% in 2003, before recovering to 23.6% in 2007. Average loans by Argentine banks to the private sector, as a percentage of GDP, were 24.3% in 1999, reached its lowest level of 8.2% in 2004, before recovering to 11.5% in 2007.
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

•
As of December 31, 2007, we have achieved profitability for the last 24 consecutive quarters, the only bank in Argentina to do so, with a return on average equity of 21.1%, 16.4%, 19.7%, 22.2% and 20.2% for 2003, 2004, 2005, 2006 and 2007, compared to -23.6%, -3.0%, 7.5%, 14.8%, and 11.2% respectively, for the Argentine banking system as a whole.

•
Our shareholders’ equity at December 31, 2007 and 2006, as calculated under Central Bank Rules, was Ps. 2,707.7 million and Ps.2,315.1 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2007 and 2006 was Ps. 2,222.4 and Ps.1,956.2 million, respectively.

•
Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small and medium-sized businesses, generally located outside of the City of Buenos Aires, which have been relatively underserved by the banking system. As of December 31, 2007, loans for less than Ps.20,000 accounted for 39% of our total private sector loans, almost double the corresponding percentage for the financial system as a whole 19.8%. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•
High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. Therefore, we are currently the leading bank, based on the number of branches, in the Argentine provinces of Salta, Jujuy, Tucumán and Misiones and one of the leading banks in Córdoba, Santa Fe, Mendoza, Entre Ríos, Río Negro, Tierra del Fuego and Neuquén. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have been benefiting from the export-driven growth in the Argentine economy as a result of the devaluation of the peso.

•
Largest private-sector branch network in Argentina. With 427 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires, whereas 80% of the total branches for the Argentine financial system as a whole are located outside this area, which we believe better positions us to focus on our target market.

•
Loyal customer base. We have a loyal customer base, as evidenced in part by the quick recovery of our deposit base after the crisis. At the end of the freeze on deposits, or corralón, our total deposits increased 51% during the twelve months up to April 2003, while, deposits in the Argentine banking system, as a whole, grew by only 11% during that period. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and to our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

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

Our strategy
We believe that the ongoing recovery of the Argentine economy, increasing penetration of banking services and a return of bank lending to the private sector, offer a significant opportunity for us to further expand our business. In particular, we believe that the increase in fixed asset investment setting the stage for the recovery of the long-term loan market, following the growth of the short-term credit market. As the economy has grown, we are offering new products, such as floating rate loans and leasing, designed to meet the needs of a growing economy emerging from crisis and moving towards stability. Our strengths position us to better participate in this growth, which we believe will be stronger in our target market of low- and middle-income individuals, small and medium-sized businesses and in the provinces outside the City of Buenos Aires, where we have a leading presence.
Our goal is to promote the overall growth of the bank by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We achieve this goal by managing the bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring banks throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We make acquisition decisions in the context of our long-term strategy of focusing on low- and middle-income individuals, small and medium-sized businesses and to complete our national coverage of Argentina, especially in provinces outside of the City of Buenos Aires. We have taken advantage of the opportunities presented by the Argentine financial system after the crisis, in particular its consolidation, to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank. Since the crisis, our growth has been fueled by these acquisitions as well as organic growth, without the need to open or move branches.
We intend to continue enhancing our position as a leading Argentine bank by taking advantage of the ongoing recovery of Argentina and its financial system, which we believe will increase value to our shareholders and our competitiveness. The key elements of our strategy include:
•
Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and small and medium-sized businesses, most of which have traditionally been underserved by the Argentine banking system and are generally located outside of the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition. We believe the provinces outside of the City of Buenos Aires that we serve are likely to grow faster than the Argentine economy as a whole because their export-driven economies have benefited from the devaluation of the peso and higher prices for agricultural products and commodities.

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
•
Focus on efficiency and cost control. We intend to increase our efficiency. In particular, we expect to expand lending to Nuevo Banco Bisel’s customers, thereby creating new economies of scale, and reduce costs in connection with the integration of both entities. We were upgrading our information systems and other technology to reduce further our operating costs and to support larger transaction volumes nationally. We have completed the integration of Nuevo Banco Suquía during the second half of 2007 and we expect to complete the integration of Nuevo Banco Bisel during the second half of 2009.

•
Extend existing corporate relationships to their distributors and suppliers. We have established relationships with major corporations in Argentina and will focus our marketing efforts on providing services to their distributors, suppliers, customers and employees, including providing working capital financing and Plan Sueldo payroll services.

•
Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, strong cross-selling opportunities lie with our Plan Sueldo clients, of whom only 24% currently have personal loans from us.

Our products and services
We provide our customers with a combination of standard products and services that is designed to suit individual needs. We have two broad categories of customers: retail customers, which include individuals and very small companies, and corporate customers, which include small, medium and large companies and major corporations. In addition, we provide services to four provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business with a single commercial division responsible for all of our customers and our branch network; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.
Retail Customers
Overview
Retail customers are individuals, entrepreneurs and very small companies (companies with less than Ps.1 million in sales per year). We provide services to them throughout Argentina, in particular outside of the City of Buenos Aires, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 94% of our branches (including the branches acquired from our purchase of Nuevo Banco Bisel) are located outside of the City of Buenos Aires.
Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of approximately 2,107,500 retail customers that are customers, only 24% currently have a personal loan from us and only 31% currently have a credit card, and we believe there is strong potential to increase these percentages. As of December 31, 2007, we had retail customers with an aggregate loan portfolio of Ps. 5,208 million.
We offer our retail customers traditional banking products and services such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, car loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, ATMs and money transfers.
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

Approximate number
of retail accounts
Product	(as of December 31, 2007)
Savings
Total savings accounts	1,467,222
Plan Sueldo (private sector)	526,021
Plan Sueldo (public sector)	270,236
Retirees	276,241
Open market	394,724
Checking
Checking accounts	106,303
Electronic account access
Debit cards	1,279,471
Lending products and services
We offer personal loans, advances, document discounts, (housing) mortgages, overdrafts, car loans and credit card loans to our retail customers. At December 31, 2007, we had a 15.5% market share for personal loans, which ranked us second in the Argentine banking system in the provision of consumer loans and first among private sector banks. We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as the low- and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services to their employers. Financings granted by us to these customers through consumer loans and Macroadelantos, (advances on salaries), have a delinquency rate under 1% since the receipt of the borrower’s salary ensures the payment of the applicable loan installment prior to the release of the wages to the borrower. We are also one of the major credit card issuers, with approximately 822,100 cards in circulation as of December 31, 2007. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases. The table below sets forth information about loans to retail customers (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) as of December 31, 2007:

	Loans to retail customers (in pesos except where noted)
	(as of December 31, 2007)
						Credit
	Personal		Mortgage		Pledged	card
	loans	Documents(1)	loans	Overdrafts	loans(2)	loans	Others
Percentage of gross retail private sector loan portfolio	62.3%	6.0%	8.2%	4.4%	4.1%	13.5%	1.5%
Total customers with outstanding loans	446,860	8,575	9,093	169,780	5,194	452,593	2,403
Average gross loan amount	7,256	36,176	47,117	1,363	40,790	1,555	33,225

(1)	Factoring, check cashing advances and loans with promissory notes.

(2)	Primarily secured auto loans.
Interest rates and maturities vary across products. For example, personal loans carry an average interest rate of 25.3% and an average maturity of 48.7 months.
Corporate Customers
Overview
We provide our corporate customers with traditional banking products and services such as deposits, lending (including overdraft facilities), check cashing advances and factoring, guaranteed loans and credit lines for financing foreign trade and cash management services. We also provide them trust, payroll and financial agency services, corporate credit cards and other specialty products. We have four categories for our corporate customers: small companies, which have up to Ps.14 million in sales per year; medium companies, which have between Ps.14 million and Ps.43 million in sales per year; large companies, which have between Ps.43 million and Ps.120 million in sales per year and major companies, which have more than Ps.120 million in sales per year. Approximately 94% of our corporate customers are small businesses. Important sectors within our corporate customer base include the agro-industrial, transportation and food and beverage. Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See “Item 5 — Operating and Financial Review and Prospects — liquidity and capital resources.”

Plan Sueldo payroll services
Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which requires employers to maintain an account with us for the direct deposit of employee wages. Currently, we administer the payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and for a total of 1,072,498 retail clients (including retirees). Our payroll services provide us with a large and diversified depositor base with significant cross-selling potential. See “—Our Products and Services—Retail Customers.”
Lending products and services
Our lending activities to the corporate sector (defined here as firms with loans outstanding in excess of Ps.20,000) totaled Ps.4,127 million. Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2007, the average principal amount of our corporate loans were Ps.366,000 and our 20 largest private sector loans accounted for 35.8% of our total corporate loans.
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
As of December 31, 2007, our loans to corporate customers were as follows:

	Loans to companies in excess of
	Ps.20,000, (as of December 31, 2007)
		Percentage of
		corporate loan
	(in millions of pesos)	portfolio
Overdrafts	1,290.5	31.3%
Documents(1)	780.3	18.9%
Pledged loans(2)	149.8	3.6%
Mortgage loans	219.9	5.3%
Other(3)	1,668.8	40.4%
Corporate credit cards	18.0	0.5%
Total	4,127.3	100.0%

(1)	Factoring, check cashing advances and promissory notes.

(2)	Primarily securing cargo transportation equipment.

(3)	Mostly structured loans (medium- and long-term).
Transaction services
We offer transaction services to our corporate customers, such as cash management, customer collections, payments to suppliers, payroll administration, foreign exchange transactions, foreign trade services, corporate credit cards, and information services, such as our Datanet and Interpymes services. There are usually no credit risks involved in these transactions, except for intra-day gapping (payments done against incoming collections) as well as settlement and pre-settlement related to foreign exchange transactions which, in general, are approved following the debtor rating process explained above.
Payments to suppliers. Our payments to suppliers services enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 427 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.
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
Tax collection and financial agency services. We also have exclusive, long-term arrangements to provide tax collection and financial agency services to four provinces.
Our distribution network
We have the largest private sector branch network in the country with 427 branches (including Nuevo Banco Bisel) spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 94% of our branches located outside of the City of Buenos Aires. Furthermore, we have 24 service points used for social security benefit payments and servicing of checking and savings accounts; 738 ATMs; and an internet banking service. The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces:

	As of December 31, 2007
	Banco Macro
			Market Share of
		% of	Total Branches in
Province	Branches	Total	Each Province
City of Buenos Aires	24	5.62%	3.09%
Buenos Aires (rest)	53	12.41%	4.28%
Catamarca	1	0.23%	4.76%
Chaco	2	0.47%	3.28%
Chubut	4	0.94%	5.13%
Córdoba	73	17.10%	18.43%
Corrientes	3	0.70%	4.92%
Entre Ríos	6	1.41%	5.04%
Formosa	—	0.00%	0.00%
Jujuy	15	3.51%	51.72%
La Pampa	2	0.47%	1.89%
La Rioja	2	0.47%	7.69%
Mendoza	13	3.04%	9.29%
Misiones	35	8.20%	53.85%
Neuquén	4	0.94%	5.71%
Río Negro	7	1.64%	11.29%
Salta	24	5.62%	48.00%
San Juan	1	0.23%	2.78%
San Luis	1	0.23%	2.44%
Santa Cruz	2	0.47%	5.26%
Santa Fe	124	29.04%	28.70%
Santiago del Estero	1	0.23%	2.22%
Tierra del Fuego	2	0.47%	11.76%
Tucumán	28	6.56%	46.67%
TOTAL	427	100.0%	10.70%

Credit risk management
Credit policy
Our board of directors approves our credit policy and credit analysis based on the following guidelines:
•	we seek to maintain a high quality portfolio that is diversified among customers;

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
Loan application process
We establish contact with loan applicants through an officer, who is in charge of gathering the applicant’s information and documentation, visiting the applicant, obtaining the reasons for the loan request and making an initial assessment of the application. The loan proposal is then reviewed by a banking manager and, if it complies with our credit policy, it is referred to our credit risk assessment management division, which prepares a risk report. The risk report is then provided to a committee in charge of reviewing and granting the loan. Depending upon the amount and type of loan involved, the responsible committee will be one of three committees acting under the supervision of our board of directors and responsible for reviewing and determining whether to approve the loan: a senior committee, a junior committee or a regional committee. The senior committee consists of members of senior management, including our chairman and vice chairman, and considers loan proposals in excess of Ps.5,000,000.
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
Credit monitoring and review process
Credit monitoring involves carefully monitoring the use of the loan proceeds by the customer, as well as the customer’s loan repayment performance with the objective of pre-empting problems relating to the timely repayment of the loan. The credit monitoring and review process also aims to take all steps necessary to keep delinquent loans within the parameters established by our credit policy for the purpose of curing the delinquency. If this objective is not accomplished, our credit management division will direct the collection of the loan to our pre-legal or legal collection unit. We standardize the early stages of the collection process by different measures (including contact by telephone and letter), beginning five days after maturity.
Technology
We invest substantially in the development of technology so that we are able to respond promptly to market requirements, reduce costs and increase revenues. We updated our core systems in 2004 and 2005, acquired a workflow system and enhanced our data warehouse system. Most of our technology investments during the last three years have related to the integration of operating platforms as a result of our acquisitions of other banks. We expect to invest approximately US$10 million in technology improvements during the next year, and to invest additional funds for the integration of the Nuevo Banco Bisel’s system.
We were dedicated to improving our systems to provide our branch network with enhanced operating capacity. In addition, we were analyzing, developing and implementing the following technology initiatives:
•	defining long-term data processing solutions to ensure consolidation of data processing centers, particularly in light of our acquisitions of Nuevo Banco Suquía and Nuevo Banco Bisel;
•	unifying policies (operations, data processing systems and security), technological standards, working operational models and metrics; and
•	upgrading our technology to maintain market level security standards.
Competition
We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas. We consider Santander Río, Banco de Galicia y Buenos Aires S.A., BBVA Banco Francés S.A. and HSBC Argentina S.A. to be our main competitors. We also compete with regional banks. In the future, we expect competition to increase in corporate transactions products and long-term lending, mortgage lending and other secured financings, credit cards, specialized credit packages, salary payment services and investment management services.

Banking industry
The Argentine banking industry was severely impacted by the 2001-2002 economic crisis. However, the current recovery has led to positive trends in the sector in terms of scale, profitability/solvency and asset quality.
Scale
Assets and deposits have experienced an important recovery since 2001. We believe the public in general has regained confidence in the financial system, as evidenced by the growth in deposits. Total deposits increased to Ps.205,551 million as of December 31, 2007 after declining from Ps.86,570 million as of December 2000 to Ps.66,447 million as of December 2001. However, the rebound of credit activity has been slower, with levels of private credit-to-GDP of 12% as of December 2007, well below the 23.3% activity for 2000. At the same time, the average net worth of the financial system was increased from Ps.17,082 million in 2001 to Ps.35,479 million in December 2007, and earnings, which began to fall in 1998 as a consequence of the economic recession returned to profits in 2005 achieving a total of Ps.3,961 million as of December 31, 2007.

	2003(1)	2004(1)	2005	2006	2007
	(millions of pesos)
Total Assets(2)	185,740	200,179	218,453	244,070	285,719
Total Deposits(2)	85,758	108,151	127,382	155,345	191,653
Gross Private Sector Loans(2)	34,205	36,917	47,972	66,896	93,091
Source: Central Bank

(1)	In constant pesos as of February 28, 2003.

(2)	Twelve-month average.
Profitability
In 2002, the Argentine banking system lost Ps.19,287 million in total. Out of the 100 banks in existence at that time, only 25 recorded profits, totaling Ps.1,144 million, while the remaining 75 lost approximately Ps.20,431 million in total. Although the number of profitable banks increased to 45 and 58 in 2003 and 2004, respectively, the financial system continued having losses of Ps.5,487 million and Ps.657 million. During 2005 and 2006 the number of profitable banks increased to 69 and 74, the financial system showed as of those dates net income of Ps.1,932 million and Ps. 4,473 respectively.
The Argentine banking system has shown accumulated profits of Ps.3,961 million for the twelve months ended December 31, 2007, representing a return on equity of 11.2% and a return on assets of 1.4%.

	2003(1)	2004(1)	2005	2006	2007
Net (loss) income (in millions of pesos)	(5,487)	(657)	1,932	4,473	3,961
Return on average equity	(23.6)%	(3)%	7.5%	14.8%	11.2%
Return on average assets	(3.0)%	(0.3)%	0.9%	1.8%	1.4%
Source: Central Bank

(1)	In millions of constant pesos as of February 28, 2003.
Asset Quality
The non-performing credit portfolio of the financial system increased during the crisis. In 2002, the ratio of the non-performing portfolio to total credit portfolio for the Argentine banking system reached 18.1%, while the ratio in the private sector was worse, reaching 38.6%. In the following year, the financial system began to recover, although the ratio was similar to the level seen in 2003. Since 2004, the ratios have continued to recover. As of December 31, 2007, non-performing credit portfolio levels continued to improve by dropping to 2.7% of the total credit portfolio, while the ratio for the private sector decreased to 3.2%.

	2003	2004	2005	2006	2007
Non-performing Credit Portfolio	17.7%	10.7%	5.2%	3.4%	2.7%
Non-performing Credit Portfolio — Private Sector	33.5%	18.6%	7.6%	4.5%	3.2%
Source: Central Bank

Competitive landscape
There are seven institutions that consistently rank in the top ten based on private sector loans, equity and private sector deposits: Banco de la Nación Argentina and Banco de la Provincia de Buenos Aires, which are both public banks, Banco Macro and Banco de Galicia y Buenos Aires, which are both domestic banks, and Banco Santander Río, HSBC Bank Argentina and BBVA Banco Francés, which are foreign-owned banks. Only six of these (Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, BBVA Banco Francés, Banco Santander Río, HSBC Bank Argentina and Banco Macro) also ranked among the ten banks with the largest net income for the twelve months ended December 31, 2007. Below are the rankings of these banks across these metrics:

		Market Share
		(% share of total
		private sector loans
Private Sector Loans	Ps.	for the Argentine
(As of December 31, 2007)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	11,718	10.4%
2 BANCO SANTANDER RIO S.A.	11,121	9.9%

3 BANCO MACRO S.A.(2)	9,336	8.3%

4 BANCO DE GALICIA Y DE BUENOS AIRES S.A.	8,586	7.6%
5 BBVA BANCO FRANCES S.A	8,437	7.5%
6 BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	7,549	6.7%
7 HSBC BANK ARGENTINA S.A	6,243	5.5%
8 CITIBANK N.A	4,564	4.1%
9 BANCO CREDICOOP COOPERATIVO LIMITADO	3,968	3.5%
10 BANCO HIPOTECARIO S.A.	3,955	3.5%
OTHER	37,074	33.0%

TOTAL	112,551	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

		Market Share
		(% share of equity
Equity	Ps.	for the Argentine
(As of December 31, 2007)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA(1)	6,880	18.7%

2 BANCO MACRO S.A.(2)	2,708	7.4%

3 BANCO HIPOTECARIO S.A.	2,642	7.2%
4 BBVA BANCO FRANCES S.A.	2,057	5.6%
5 BANCO DE GALICIA Y BUENOS AIRES S.A.	1,759	4.8%
6 BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	1,617	4.4%
7 BANCO SANTANDER RIO S.A.	1,575	4.3%
8 BANCO DE LA CIUDAD DE BUENOS AIRES(1)	1,443	3.9%
9 BANCO PATAGONIA S.A.	1,377	3.7%
10 HSBC BANK ARGENTINA S.A.	1,264	3.4%
OTHER	13,489	36.6%

TOTAL	36,811	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

		Market Share
		(% share of total
		private sector
		deposits for the
Private Sector Deposits	Ps.	Argentine
(As of December 31, 2007)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA(1)	21,181	13.4%
2 BANCO SANTANDER RIO S.A.	15,103	9.5%
3 BBVA BANCO FRANCES S.A.	14,828	9.4%
4 BANCO DE GALICIA Y BUENOS AIRES S.A.	12,629	8.0%
5 BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	12,228	7.7%

6 BANCO MACRO S.A.(2)	11,804	7.4%

7 HSBC BANK ARGENTINA S.A	8,814	5.6%
8 CITIBANK N.A.	8,140	5.1%
9 BANCO DE LA CIUDAD DE BUENOS AIRES(1)	7,265	4.6%
10 BANCO CREDICOOP COOPERATIVO LIMITADO	6,974	4.4%
OTHER	39,487	24.9%

TOTAL	158,453	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

Net Income	Ps.
(12 months ended December 31, 2007)	Million
1 BANCO DE LA NACION ARGENTINA(1)	740

2 BANCO MACRO S.A.(2)	495

3 BANCO SANTANDER RIO S.A.	266
4 BBVA BANCO FRANCES S.A.	235
5 CITIBANK N.A.	234
6 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	214
7 BANCO DE SAN JUAN S.A.	209
8 NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	159
9 HSBC BANK ARGENTINA S.A.	136
10 BANCO PATAGONIA S.A.	133
OTHER	969

TOTAL	3,790

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.
We were the most profitable bank among private sector banks, measured by net income. As of December 31, 2007, our return annualized on average equity was 20.2% compared to the 11.1% for private-sector banks and 11.2% for the banking system as a whole.
There is a large concentration of branches in the Buenos Aires area, as the following table shows. We have the most extensive private-sector branch network in Argentina, and a leading regional presence in ten Provinces including Santa Fe, Córdoba, Río Negro, Mendoza, Entre Ríos, Neuquén and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy where we are the largest bank in terms of branches.

	As of December 31, 2007
	Banking System		Banco Macro
					Market Share
					(% share of
					total # of
					branches in
					each
Province	Branches	% of Total	Branches	% of Total	province)
CITY OF BUENOS AIRES	777	19.5%	24	5.6%	3.1%
BUENOS AIRES-REST	1,239	31.1%	53	12.4%	4.3%
CATAMARCA	21	0.5%	1	0.2%	4.8%
CHACO	61	1.5%	2	0.5%	3.3%
CHUBUT	78	2.0%	4	1.0%	5.1%
CORDOBA	396	9.9%	73	17.1%	18.4%
CORRIENTES	61	1.5%	3	0.7%	4.9%
ENTRE RIOS	119	3.0%	6	1.4%	5.0%
FORMOSA	18	0.5%	0	0.0%	0.0%
JUJUY	29	0.7%	15	3.5%	51.7%
LA PAMPA	106	2.7%	2	0.5%	1.9%
LA RIOJA	26	0.7%	2	0.5%	7.7%
MENDOZA	140	3.5%	13	3.0%	9.3%
MISIONES	65	1.6%	35	8.2%	53.8%
NEUQUÉN	70	1.8%	4	1.0%	5.7%
RIO NEGRO	62	1.6%	7	1.6%	11.3%
SALTA	50	1.3%	24	5.6%	48.0%
SAN JUAN	36	0.9%	1	0.2%	2.8%
SAN LUIS	41	1.0%	1	0.2%	2.4%
SANTA CRUZ	38	1.0%	2	0.5%	5.3%
SANTA FE	432	10.8%	124	29.0%	28.6%
SANTIAGO DEL ESTERO	45	1.1%	1	0.2%	2.2%
TIERRA DEL FUEGO	17	0.4%	2	0.5%	11.8%
TUCUMAN	60	1.4%	28	6.6%	46.7%

TOTAL	3,987	100.0%	427	100.0%	10.7%

Approximately 80% of the branches in the Argentine financial system are outside the City of Buenos Aires while approximately 94% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 62% of the total amount of the system. We are second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 13%.

					Market
			Market		Share of		Market	% of
	Number		Share of	Branches in	Branches		Share of	Branches
	of	Total	Branches	City of	in City of	Branches	Branches	in the
	Provinces	Number of	in	Buenos	Buenos	in the Rest	in Rest of	Rest of
	Served	Branches	Argentina	Aires	Aires	of Country	Country	Country
1 BANCO MACRO S.A.	23	427	11%	24	3%	403	13%	94%

2 BANCO DE LA NACION ARGENTINA (1)	24	623	16%	64	8%	559	17%	90%
3 BANCO CREDICOOP COOPERATIVO LIMITADO	18	238	6%	35	4%	203	6%	85%
4 COMPAÑIA FINANCIERA ARGENTINA S.A.	18	61	2%	10	1%	51	2%	84%
5 BANCO PATAGONIA S.A.	24	133	3%	37	5%	96	3%	72%
6 BANCO SANTANDER RIO S.A.	21	244	6%	74	10%	170	5%	70%
7 BANCO DE GALICIA Y BUENOS AIRES S.A.	24	232	6%	76	10%	156	5%	67%
8 HSBC BANK ARGENTINA S.A.	19	144	4%	50	6%	94	3%	65%
9 BBVA BANCO FRANCES S.A.	24	235	6%	83	11%	152	5%	65%
10 CITIBANK N.A.	16	60	2%	22	3%	38	1%	63%
OTHER	24	1,590	38%	303	39%	1,287	40%	81%
TOTAL	24	3,987	100.0%	778	100.0%	3,209	100.0%	80%

Source: Central Bank and our consolidated financial statements.

(1)	Public sector banks.

(2)	Includes the branches of Banco Macro, Nuevo Banco Suquía, Banco del Tucumán and Nuevo Banco Bisel.

(3)	Ranking based on financial institutions which have 50 branches or more and with presence in 15 provinces or more.

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
Since 1977, banking activities in Argentina have been regulated primarily by the Argentine Financial Institutions Law, which empowers the Central Bank to regulate the financial sector. The Central Bank regulates and supervises the Argentine banking system through the Superintendencia de Entidades Financieras y Cambiarias, or the Superintendency of Financial and Exchange Entities, or the Superintendency. The Superintendency is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities, among other functions. These powers of the Central Bank include the authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses, and to authorize the establishment of branches of foreign financial institutions in Argentina and the extension of financial assistance to financial institutions in cases of temporary liquidity or solvency problems.
The Central Bank also establishes different “technical ratios” that must be observed by financial entities with respect to levels of solvency, liquidity, credits risks and foreign exchange assets and liability positions.
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
If the Central Bank’s rules are not complied with, various sanctions may be imposed by the Superintendency, depending on the level of infringement. These sanctions range from a notice of non -compliance to the imposition of fines or even the revocation of the financial entity’s operating license. Additionally, non-compliance with certain rules may result in the compulsory filing of specific adequacy or restructuring plans with the Central Bank. These plans must be approved by the Central Bank in order to permit the financial institution to remain in business.
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
In addition, financial institutions must comply with a market risk requirement that is calculated on a daily basis.
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
In addition, debt securities must have certain characteristics. Tier 1 capital must have a maturity of at least thirty years, and they may permit optional redemption by the issuer only if: (i) at least five years have elapsed since issuance, (ii) prior authorization of the Superintendency of Financial Institutions has been obtained, and (iii) funds used for redemption are raised through the issuance of capital stock or other Tier 1 capital debt securities.

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
Counterpart risk
The capital requirement for counterpart risk is defined as:
Cer = k* [a* Ais + c* (Ci + Fspn) + r* (Vrf + Vrani)] + INC + IP
The required capital to assets-at-risk ratio is 10% (“a”) for fixed assets (Ais) and 8% (“r”) for loans (Vrf), other credits from financial intermediation and other financing (Vrani). The same ratio (“c”) is applied to claims on the public sector-securities held in investment accounts (Ci) and public sector loans (Fspn). The “INC” variable refers to incremental minimum capital requirements originated in excesses in other regulations (fixed assets, credit risk diversification and rating and limitations on transactions with related clients). The variable IP refers to the incremental originated in the general limit extension of the negative foreign currency net global position.
Each type of asset is weighted according to the level of risk assumed to be associated with it. The weights assigned to the different types of assets are:

Type of Asset	Weighting
Cash and due from banks	0-20%
Government Bonds
With market risk capital requirements	0%
Other domestic bonds (without collateral)	100%
OECD Central bonds—rated AA or investment grade	20%
Loans
To the non-financial private sector
With preferred collateral under the form of:
Cash, term deposit certificates issued by the creditor entity and given as security	0%
A guarantee by Reciprocal Guarantee Companies authorized by the BCRA, export credit insurance, documentary credits	50%
Mortgages/Pledges	50%-100%
To the non-financial public sector	100%
To the financial sector
Public financial entities with the collection of federal taxes as collateral	50%
To foreign financial entities or to financial entities backed by them (rated AA or investment grade)	0%-20%
Other credits from financial intermediation	0%-100%
Assets subject to financial leasing	50%-100%
Other assets	0%-100%
Guarantees and contingent liabilities	0%-100%

Minimum capital requirements also depend on the CAMELS rating (1 strongest, 5 weakest) assigned by the Superintendence, which also determines the “k” value. This rating system complies with international standards and provides a broad definition of the performance, risks and perspectives of financial entities. Financial entities have to adjust their capital requirements according to the following “k” factors:

CAMEL Rating	K Factor
1	0.97
2	1.00
3	1.05
4	1.10
5	1.15
Interest rate risk
Financial entities must comply with minimum capital requirements regarding interest rate risk. These minimum capital requirements capture the various levels of risk arising from the different sensitivity of assets and liabilities affected by adverse or unexpected changes in interest rates. This regulation covers all the assets and liabilities not subject to the minimum capital requirements covering market risk.
Minimum capital requirements measure the value at risk or maximum potential loss due to interest risk rate increases, considering a 3 month horizon and with confidence level of 99%.
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
Overall capital requirements in relation to market risk is the sum of the five amounts of capital necessary to cover the risks arising from each category. Minimum capital requirements measure the market risk by calculating the Value at risk with a confidence level of 99%.
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

	Alpha1 (applied	Alpha2 (applied
	to public sector	to interest
Period	financing)	rate risk)
January/December 2004	0.05	0.20
January/December 2005	0.15	0.40
January/December 2006	0.30	0.70
January/December 2007	0.50	1.00
January/December 2008	0.75	1.00
As from January 2009	1.00	1.00
Consequences of a failure to meet minimum capital requirements
In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication A 3171 provides the following:
(i) non-compliance reported by the institutions : the institution must meet the required capital no later than in the second month after non-compliance was incurred or submit a restructuring plan within 30 calendar days following the last day of the month in which such non-compliance occurred; and
(ii) non-compliance detected by the Superintendency: the institution must file its defense within 30 calendar days after being served notice by the Superintendency. If no defense is filed, or if the defense is disallowed, the non-compliance will be deemed to be final, and the procedure described in item (i) will apply.
In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including prohibition from opening branches in Argentina or in other countries, establishing representative offices abroad, or owning equity in foreign financial institutions, as well as a prohibition from paying cash dividends.
Minimum cash requirements
The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions.
Minimum cash requirements are applicable to demand and time deposits and other liabilities arising from financial intermediation denominated in pesos and foreign currency (including government and private securities), and any unused balances of advances in checking accounts under formal agreements not containing any clauses that permit the bank to discretionally and unilaterally revoke the possibility of using such balances.
Minimum cash reserve obligations exclude amounts owed (i) to the Central Bank, domestic financial institutions, foreign financial institutions (including their head offices, controlling domestic institutions and their branches), and (ii) forward purchases and sales and spot transactions to be settled demand obligations for money orders and transfers from abroad pending payment and for overseas correspondent banking operations.
The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the liabilities, provided they were not credited to the account of, or made available to, third parties, and the amount accruing upon the adjustment rate known as CER is applied.
The minimum cash requirement is calculated on the monthly average of the liabilities (average of the daily balances at the end of each day during each calendar month). Such requirement shall be complied with on a separate basis for each currency in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash requirement:

		Rate (%)
	Rate (%)	(Foreign
Item	(Pesos)	Currency)
Checking account deposits	19	—
Savings account deposits	19	30
Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for construction industry workers” and “Salary payment,” special checking accounts for legal entities and social security savings accounts	19	30
Other demand deposits and liabilities, including with foreign banks and correspondents, pension and social security benefits credited by ANSES (Government Social Security Agency) pending collection and immobilized reserve funds for liabilities covered by these regulations	19	30
Unused balances of advances in checking accounts under formal agreements	19
Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	100
Time deposits, liabilities under acceptances, repurchase agreements, stock-exchange repos (cauciones y pases bursátiles pasivos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11 and 13 and 15 of this table:

(i) Up to 29 days	14	35
(ii) From 30 days to 59 days	11	28
(iii) From 60 days to 89 days	7	20
(iv) From 90 days to 179 days	2	10
(v) From 180 days to 365 days	—	6
(vi) More than 365 days	—	—
Liabilities owed due to foreign finances	—	—
Securities (including Negotiable Obligations)
a- Debt issued from 01/01/02, including restructured liabilities
(i) Up to 29 days	14	35
(ii) From 30 days to 59 days	11	28
(iii) From 60 days to 89 days	7	20
(iv) From 90 days to 179 days	2	10
(v) From 180 days to 365 days	—	6
(vi) More than 365 days	—	—
b- Others
Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—	—
Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	15
Deposits as assets of a mutual fund	19	40
Special deposits related to inflows of funds. Decree 616/2005	—	100
Deposits and other liabilities (excluding “Fondo de Desempleo para los trabajadores de la Industria de la Construcción”) which return is higher than the 15% of BADLAR rates average, corresponding to the preceding month	100	—
Time deposits in pesos, belonging to public sector holders, with the right to opt for early withdrawal in less than 30 days from its setting up	16	—
In addition to the above mentioned requirements, the following requirements must be observed: 100% reserve for any defect in the application of resources in foreign currency for the month in respect to which the calculation of the minimum cash requirement is made. See “Information on the Company—The Argentine Banking System— Foreign Currency Lending Capacity”.
The minimum cash requirement must be set up in the same currency to which the requirement applies, and eligible items include the following:

(i) Cash (in treasury, in custody at other financial institutions, in transit and in value carriers).

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

(vii) Special accounts maintained with the Central Bank opened by the ANSES (Argentine Social Security Administration).

(viii) Special accounts maintained by financial institutions with the Central Bank in securities.
Compliance on public bonds time deposits must be done with holdings marked to market and of the same type, only in terms of monthly status. Holdings must be deposited on special accounts at the BCRA.
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
Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve are subject to a penalty equal to twice the nominal interest rate for repos in pesos with the BCRA (published during period of non-compliance for the longest term transaction —not exceeding 30 days) for deficiencies in Argentine currency and to twice the nominal interest rate of Us dollar denominated LEBAC (BCRA bill) or twice the 30 day US LIBO rate for the last business day of the month (whichever is higher) for deficiencies in foreign currency.
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
Credit risk
The regulations on credit risk prescribe standards in order to reduce such risk without significantly eroding average profitability.
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
In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth, although this basic margin may be increased to 300% provided it does not exceed 2.5% of the financial institution’s RPC and the increase is approved by the board of directors of the relevant financial institution (since July 2006 this basic margin may be increased to 200% instead of 300%).
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
Since January 2, 2003, there have been further modifications to the restrictions imposed by the Central Bank. See Item 10.D — “Additional Information — Exchange Controls”.
Foreign currency lending capacity
The Regulations on the allocation of deposits in foreign currencies establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers; (b) financing of investment projects, working capital or purchase of any kind of goods that increase or are related to the production of goods to be exported; (c) financing to manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by said third-party purchasers; (d) financing of investment projects, working capital and/or the acquisition of any kind of goods, including temporary importation of commodities, which may increase or be related to the production of goods for exportation; (e) financing commercial clients involved in the import of capital goods which increase the production of goods destined for the domestic market (f) debt securities or financial trust participation certificates whose underlying assets are loans made with the above-mentioned conditions and under the “Préstamos BID N° 1192/OC-AR” program; (g) loans made from one financial institution to another; (h) financing transactions for purposes other than those mentioned in point 6 above, included under the credit program of the BID (IDB),without exceeding 10% of the lending capacity and (i) foreign currency debt securities or financial trust participation certificates offered by means of a public offering and authorized by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies in order to finance export transactions. The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant currency.

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
Foreign Currency Net Global Position
All assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) are within the scope of net global position (for ongoing and completed operations).
In addition, forward transactions under master agreements entered into domestic self-regulated markets are also included, with settlement of the net amount without delivery of the underlying asset. Deductible assets for determining RPC are excluded from the ratio.
Effective May 1, 2003 the Central Bank establishes two ratios (Communication “A” 3889):

• Negative foreign currency net global position (liabilities exceeding assets): the limit is 30% of the Computable Net Worth until December 31, 2006. As from January 1, 2007 (Communications “A” 4577 and 4598) the limit is 15%, but it can be extended up to 15 p.p. under certain circumstances: at the same time has recorded a) medium and long term financings in pesos to non-financial private sector under certain conditions for an amount equivalent to the increase of said limit; and b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the negative foreign currency net global position.

• Positive net global position (assets exceeding liabilities): this limit cannot exceed the lesser of :
1.	30% of the Computable Net Worth.

2.	Own liquid resources (refer to RPC minus “fixed assets” and loans to related clients)
By Communication “A” 4350, the Central Bank suspended as of May 1, 2005 the limits for the positive net global position.
The excesses of these ratios are subject to a charge equal to twice the nominal interest rate of the US dollar denominated LEBAC or two times the US dollar 30-day LIBO rate for the last business day of the month, which ever is greater.
Fixed assets and other items
The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.
Such fixed assets and other items include the following:
•	Shares of local companies

•	Miscellaneous receivables

•	Property and equipment

•	Other assets

•	Organization and development expenses

•	Goodwill

•	Financing transactions to related clients.

The calculation of such assets will be effected according to the month end balances, net of depreciations, accumulated amortizations and bad debt risk allowances.
Any excesses in this relationship generate an equivalent increase of the minimum capital requirements (100% of the excess on the ratio).
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
Commercial loans classification
The principal criterion to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria
Normal	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Special tracking under observation	Borrowers that among other criteria are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Special tracking under negotiation or with refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and therefore, formally state, at least 60 days before the date on which the payment of their obligations is due, their intention to refinance such debts. The borrower must enter into an agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations became overdue. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category below according to the indicators established for each level.

With problems	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as unrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations to the classifying bank.

Irrecoverable by technical decision	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which SEDESA is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer and housing loans classification
The principal criterion applied to loans in the consumer and housing portfolio is the length of its duration. Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria
Normal	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90, calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans having payment obligations overdue for more than 180 calendar days and up to one year or if it is subject to judicial proceedings for default on any of those loans.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable by technical decision	Same criteria as for commercial loans in the “Irrecoverable by technical decision” category.
Minimum credit provisions
The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

	With Preferred	Without Preferred
Category	Guarantees	Guarantees
“Normal”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With Problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable by technical decision”	100%	100%
The Superintendence may require additional provisioning if it determines that the current level is inadequate.
Minimum frequency for classification review
We are required to classify loans at least once a year in accordance with the Central Bank Rules. Nevertheless, a quarterly review is required for credits that amount to 5% or more of our RPC and mid-year review for credits that amount to the lower of: (i) Ps.1 million or (ii) range between 1% and 5% of our RPC. In addition, we have to review the rating assigned to a debtor when another financial institution reduces the debtor classification in the “Credit Information Database” and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the “Credit Information Database”; if there is a greater discrepancy the bank will be required to reclassify the debtor.
Allowances for loan losses
The allowance for loan losses is maintained in accordance with applicable regulatory requirements of the Central Bank. Increases in the allowance are based on the level of growth of the loan portfolio, as well as on the deterioration of the quality of existing loans, while decreases in the allowance are based on regulations requiring the write-off of non-performing loans classified as “irrecoverable” after a certain period of time and on decisions of the management to write off non-performing loans evidencing a very low probability of recovery.
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
Financial institutions in economic difficulties
The Argentine Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels or, in the judgment of the Central Bank, with impaired solvency or liquidity, must prepare a plan de regularización y saneamiento, or a restructuring plan. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. The Central Bank can appoint an interventor, or comptroller, to the financial institution and restrict the distribution of dividends. In addition, to help ensure the feasibility of the plan, the Central Bank is empowered to grant a temporary exemption from compliance with technical regulations and/or payment of any fines that may arise from such non-compliance. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.

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
We comply with all applicable money laundering regulations as provided for by the Central Bank and the Financial Information Unit; in particular with Resolution N ° 2/2002 of the Financial Information Unit, dated October 25, 2002, as amended and supplemented by Resolution N° 2/2007 dated June 13, 2007, which regulates Section 21 paragraphs a) and b) of Law 25,246 that provides for the gathering of information regarding suspicious operations and its report to the authorities.
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

C. Organizational Structure
Subsidiaries
We have eight subsidiaries (i) Macro Bank Limited (previously Sud Bank & Trust), our subsidiary in the Bahamas through which we provide primarily private banking services; (ii) Macro Securities S.A. Sociedad de Bolsa, which is a member of the Buenos Aires Stock Exchange, and through which we provide investment research, securities trading and custodial services to our customers; (iii) Sud Inversiones & Análisis S.A., our subsidiary that acts as trustee and provides financial advisory and analysis services;(iv) Macro Fondos S.G.F.C.I.S.A. our asset management subsidiary; (v) Macro Valores S.A.; (vi) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (vii) Nuevo Banco Bisel, our acquired retail and commercial banking subsidiary in the central provinces of Argentina and (vii) Red Innova Administradora de Fondos de Inversión S.A.
On March 19, 2008, the Bank sold its interest in Macro Valores S.A.
On March 31, 2008, the ordinary and extraordinary general shareholder’s meeting of Red Innova Administradora de Fondos de Inversión S.A. resolved its dissolution and liquidation from such date.
D. Property, plants and equipment
Property
We own 17,109 square meters of office space at Sarmiento 341-355, 401-447 and 731-735, in Buenos Aires, Argentina, the headquarters for our management, accounting, administrative and investor relations personnel. As of December 31, 2007 our branch network consisted of 427 branches in Argentina, of which 192 are leased properties.
Selected Statistical Information
The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as item 5- “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 35 to the Consolidated Financial Statements as of December 31, 2007 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.
Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities
The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2005, 2006 and 2007.

	Years Ended December 31,
	2005			2006			2007
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

ASSETS
Interest-earning assets
Government securities(1)
Pesos	2,554,126	204,538	8.01%	2,428,667	284,121	11.70%	3,923,881	421,477	10.74%
Dollars	143,283	(11,203)	(7.82%)	230,924	(9,971)	(4.32%)	181,080	15,598	8.61%
Total	2,697,409	193,335	7.17%	2,659,591	274,150	10.31%	4,104,961	437,075	10.65%

Loans
Private Sector
Pesos	1,990,060	285,439	14.34%	3,798,073	576,243	15.17%	6,162,786	1,041,645	16.90%
Dollars	468,063	21,889	4.68%	715,551	39,204	5.48%	1,228,829	78,815	6.41%
Total	2,458,123	307,328	12.50%	4,513,624	615,447	13.64%	7,391,615	1,120,460	15.16%

Public Sector
Pesos	714,207	102,217	14.31%	694,938	93,427	13.44%	767,970	51,575	6.72%
Total	714,207	102,217	14.31%	694,938	93,427	13.44%	767, 970	51,575	6.72%

	Years Ended December 31,
	2005			2006			2007
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

Deposits with the Central Bank
Pesos	513,602	3,318	0.65%	733,687	2,825	0.39%	1,377,853	10,908	0.79%
Dollars	300,533	4,523	1.50%	441,288	7,561	1.71%	568,821	7,474	1.31%
Total	814,135	7,841	0.96%	1,174,975	10,386	0.88%	1,946,674	18,382	0.94%

Other assets
Pesos	975,249	80,724	8.28%	1,055,424	95,937	9.09%	1,289,250	138,041	10.71%
Dollars	705,907	13,622	1.93%	478,870	20,592	4.30%	417,109	23,663	5.67%
Total	1,681,156	94,346	5.61%	1,534,294	116,529	7.59%	1,706,359	161,704	9.48%

Total interest-earning assets
Pesos	6,747,244	676,236	10.02%	8,710,789	1,052,553	12.08%	13,521,740	1,663,646	12.30%
Dollars	1,617,786	28,831	1.78%	1,866,633	57,386	3.07%	2,395,839	125,550	5.24%
Total	8,365,030	705,067	8.43%	10,577,422	1,109,939	10.49%	15,917,579	1,789,196	11.24%

Non interest-earning assets
Cash and due from banks
Pesos	234,109	—		325,154	—		404,796
Dollars	295,552	—		353,051	—		455,163
Euros	6,294	—		8,955	—		14,590
Other	1,238			1,481			2,002
Total	537,193	—		688,641	—		876,551

Investments in other companies
Pesos	58	—		9,176	—		9,215
Dollars	636	—		1,025	—		1,552
Total	694	—		10,201	—		10,767

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	435,210	—		578,243	—		771,073
Total	435,210	—		578,243	—		771,073

Allowance for loan losses
Pesos	(196,888)	—		(287,893)	—		(174,992)
Dollars	(43,587)	—		(44,945)	—		(27,271)
Total	(240,475)	—		(332,838)	—		(202,263)

Other assets
Pesos	220,946	—		166,439	—		298,889
Dollars	38,727	—		103,471	—		41,280
Euros	76	—		43	—		40
Total	259,749	—		269,953	—		340,209

Total non interest-earning assets
Pesos	693,435	—		791,119	—		1,308,981
Dollars	291,328	—		412,602	—		470,724
Euros	6,370	—		8,998	—		14,630
Other	1,238			1,481			2,002
Total	992,371	—		1,214,200	—		1,796,337

TOTAL ASSETS
Pesos	7,440,679			9,501,908	—		14,830,721
Dollars	1,909,114			2,279,235	—		2,866,563
Euros	6,370			8,998	—		14,630
Other	1,238			1,481			2,002
Total	9,357,401			11,791,622	—		17,713,916

	Years Ended December 31,
	2005			2006			2007
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	635,072	4,144	0.65%	950,338	7,126	0.75%	1,444,795	10,757	0.74%
Dollars	85,130	159	0.19%	130,478	316	0.24%	174,476	698	0.40%
Total	720,202	4,303	0.60%	1,080,816	7,442	0.69%	1,619,271	11,455	0.71%

Certificates of deposits
Pesos	2,652,277	198,917	7.50%	3,056,186	252,927	8.28%	4,589,993	421,823	9.19%
Dollars	828,236	14,685	1.77%	1,190,185	31,167	2.62%	1,437,841	47,923	3.33%
Total	3,480,513	213,602	6.14%	4,246,371	284,094	6.69%	6,027,834	469,746	7.79%

Borrowing from the Central Bank
Pesos	491,462	16,588	3.38%	305,108	12,423	4.07%	370,182	37,344	10.09%
Dollars	14,772	294	1.99%	—	—	—	—	—	—
Total	506,234	16,882	3.33%	305,108	12,423	4.07%	370,182	37,344	10.09%

Borrowings from other financial institutions
Pesos	53,566	5,831	10.89%	99,907	8,310	8.32%	223,845	20,394	9.11%
Dollars	189,293	11,558	6.11%	148,962	19,963	13.40%	202,259	13,967	6.91%
Total	242,859	17,389	7.16%	248,869	28,273	11.36%	426,104	34,361	8.06%

Corporate Bonds
Pesos	15,920	1,962	12.32%	6,338	1,015	16.01%	178,101	19,082	10.71%
Dollars	—	—	—	38,863	1,612	4.15%	918,054	86,444	9.42%
Total	15,920	1,962	12.32%	45,201	2,627	5.81%	1,096,155	105,526	9.63%

Other liabilities
Pesos	495,792	4,648	0.94%	862,543	22,053	2.56%	1,454,997	37,652	2.59%
Dollars	376,472	8,680	2.31%	398,334	1,345	0.34%	421,766	4,842	1.15%
Total	872,264	13,328	1.53%	1,260,877	23,398	1.86%	1,876,763	42,494	2.26%

Total Interest-bearing liabilities
Pesos	4,344,089	232,090	5.34%	5,280,420	303,854	5.75%	8,261,913	547,052	6.62%
Dollars	1,493,903	35,376	2.37%	1,906,822	54,403	2.85%	3,154,396	153,874	4.88%
Total	5,837,992	267,466	4.58%	7,187,242	358,257	4.98%	11,416,309	700,926	6.14%

	Years Ended December 31,
	2005			2006			2007
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

Non-interest bearing liabilities and Stockholders’ equity
Demand deposits
Pesos	1,691,837	—		2,014,468	—	—	3,069,049	—	—
Dollars	45,955	—		3,502	—	—	6,680	—	—
Total	1,737,792	—		2,017,970	—	—	3,075,729	—	—

Other liabilities
Pesos	341,890	—		493,194	—	—	539,333	—	—
Dollars	102,240	—		140,127	—	—	185,904	—	—
Euros	3,830	—		2,623	—		6,045
Other	439			124			130
Total	448,399	—		636,068	—		731,412

Minority Interest
Pesos	55	—		35,097	—		34,112
Total	55	—		35,097	—		34,112

Stockholders equity
Pesos	1,333,163	—		1,915,245	—		2,456,353
Total	1,333,163	—		1,915,245	—		2,456,353

Total non-interest bearing liabilities and stockholders equity
Pesos	3,366,945	—		4,458,004	—		6,098,847
Dollars	148,195	—		143,629	—		192,584
Euros	3,830	—		2,623	—		6,045
Other	439			124			130
Total	3,519,409	—		4,604,380	—		6,297,606

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	7,711,034	—		9,738,424	—		14,360,760
Dollars	1,642,098	—		2,050,451	—		3,346,980
Euros	3,830	—		2,623	—		6,045
Other	439	—		124	—		130
Total	9,357,401	—		11,791,622	—		17,713,915

(1)	Includes instruments issued by the Central Bank.

Changes in interest income and interest expense; volume and rate analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004; for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005; and for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006.

	December 2005/December 2004			December 2006/December 2005			December 2007/December 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Changes in			Changes in			Changes in
			Net			Net			Net
	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
	(in thousand of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	71,850	(60,559)	11,291	(14,677)	94,260	79,583	160,606	(23,250)	137,356
Dollars	1,447	(8,817)	(7,370)	(3,784)	5,016	1,232	(4,293)	29,862	25,569

Total	73,297	(69,376)	3,921	(18,461)	99,276	80,815	156,313	6,612	162,925

Loans
Private sector
Pesos	135,531	34,443	169,974	274,311	16,493	290,804	399,688	65,714	465,402
Dollars	11,272	(621)	10,651	13,560	3,755	17,315	32,921	6,690	39,611

Total	146,803	33,822	180,625	287,871	20,248	308,119	432,609	72,404	505,013

Public sector
Pesos	47,662	19,842	67,504	(2,591)	(6,199)	(8,790)	4,905	(46,757)	(41,852)
Dollars	—	—	—	—	—	—

Total	47,662	19,842	67,504	(2,591)	(6,199)	(8,790)	4,905	(46,757)	(41,852)

Deposits with the Central Bank
Pesos	2,810	(3,203)	(393)	847	(1,340)	(493)	5,100	2,983	8,083
Dollars	4,485	13	4,498	2,412	626	3,038	1,676	(1,763)	(87)

Total	7,295	(3,190)	4,105	3,259	(714)	2,545	6,776	1,220	7,996

Other assets
Pesos	46,326	9,336	55,662	7,288	7,925	15,213	25,036	17,068	42,104
Dollars	5,505	6,633	12,138	(9,763)	16,760	6,997	(3,504)	6,575	3,071

Total	51,831	15,969	67,800	(2,475)	24,685	22,210	21,532	23,643	45,175

Total interest-earning assets
Pesos	304,179	(141)	304,038	265,178	111,139	376,317	595,335	15,758	611,093
Dollars	22,709	(2,792)	19,917	2,425	26,157	28,582	26,800	41,364	68,164

Total	326,888	(2,933)	323,955	267,603	137,296	404,899	622,135	57,122	679,257

	December 2005/December 2004			December 2006/December 2005			December 2007/December 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Changes in			Changes in			Changes in
			Net			Net			Net
	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
	(in thousand of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,395	(1,408)	987	2,364	618	2,982	3,681	(50)	3,631
Dollars	102	53	155	110	47	157	176	206	382

Total	2,497	(1,355)	1,142	2,474	665	3,139	3,857	156	4,013

Certificates of deposits
Pesos	96,945	46,971	143,916	33,427	20,583	54,010	140,958	27,938	168,896
Dollars	4,593	1,943	6,536	9,478	7,004	16,482	8,254	8,502	16,756

Total	101,538	48,914	150,452	42,905	27,587	70,492	149,212	36,440	185,652

Borrowings from the Central Bank
Pesos	16,256	(565)	15,691	(7,587)	3,422	(4,165)	6,565	18,356	24,921
Dollars	294	—	294	—	(294)	(294)	—	—	—

Total	16,550	(565)	15,985	(7,587)	3,128	(4,459)	6,565	18,356	24,921

Borrowings from other financial institutions
Pesos	1,227	2,019	3,246	3,855	(1,376)	2,479	11,292	792	12,084
Dollars	7,822	1,797	9,619	(5,405)	13,810	8,405	3,680	(9,676)	(5,996)

Total	9,049	3,816	12,865	(1,550)	12,434	10,884	14,972	(8,884)	6,088

Corporate Bonds
Pesos	(24,541)	12,193	(12,348)	(1,535)	588	(947)	18,403	(336)	18,067
Dollars				1,612		1,612	82,785	2,047	84,832

Total	(24,541)	12,193	(12,348)	77	588	665	101,188	1,711	102,899

Other liabilities
Pesos	1,090	(1,719)	(629)	9,373	8,032	17,405	15,331	268	15,599
Dollars	4,634	(6,486)	(1,852)	74	(7,409)	(7,335)	269	3,228	3,497
Euro

Total	5,724	(8,205)	(2,481)	9,447	623	10,070	15,600	3,496	19,096

Total interest-bearing liabilities
Pesos	93,372	57,491	150,863	39,898	31,866	71,764	196,230	46,968	243,198
Dollars	17,445	(2,693)	14,752	5,869	13,158	19,027	95,164	4,307	99,471
Euro

Total	110,817	54,798	165,615	45,767	45,024	90,791	291,394	51,275	342,669

Interest-earning assets: net interest margin and spread
The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2005	2006	2007
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	6,747,244	8,710,789	13,521,740
Dollars	1,617,786	1,866,633	2,395,839
Total	8,365,030	10,577,422	15,917,579

Net interest income (1)
Pesos	444,146	748,699	1,116,594
Dollars	(6,545)	2,983	(26,403)
Total	437,601	751,682	1,090,191

Net interest margin (2)
Pesos	6.58%	8.60%	8.26%
Dollars	(0.40)%	0.16%	(1.10)%
Weighted average rate	5.23%	7.11%	6.85%
Yield spread nominal basis (3)
Pesos	4.68%	6.33%	5.68%
Dollars	(0.59)%	0.22%	0.42%
Weighted average rate	3.85%	5.51%	5.12%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.

(2)	Net interest income stated as a percentage of average interest-earning assets.

(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment portfolio: government and private securities
We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2005, 2006 and 2007. Securities are stated before deduction of allowances.

	As of December 31,
	2005(1)	2006(1)	2007
	(in thousands of pesos)
Government Securities
In Pesos:
Holdings in Investment Accounts
Federal Government Bonds, maturity 2007 — Compensation (BODEN)	10,705	—	—

Subtotal Holdings in Investment Accounts	10,705	—	—

Holdings for Trading or Intermediation
Social Security Consolidation Bonds payables in Pesos	9,110	4,151	70,670
Secured Bonds Decree 1,579/02	22,391	36,414	38,299
Discount Bonds	13,378	4,143	18,746
Federal Government Bonds (maturity 2007, 2008 and 2014) (BODEN)	644	104,502	13,840
Consolidation Bonds	2,906	1,971	10,236
Province of Tucumán Bonds	—	1,905	2,828
Par Bonds	—	439	1,590
GDP-Related Securities (maturity 2035)	—	2,337	1,109
Quasi-Par Securities (maturity 2045)	—	2,920	—
Other	2,069	298	197

Subtotal Holdings for Trading or Intermediation	50,498	159,080	157,515

Unlisted Government Securities
Secured Bonds Decree 1,579/02	197,771	—	—
Federal Government Bonds (maturity 2013 — BODEN)	—	13,254	11,987
Other	587	18	38

Subtotal Unlisted Government Securities	198,358	13,272	12,025

Instruments Issued by B.C.R.A.
Listed Central Bank External bills and notes (Lebacs/Nobacs)	2,165,609	2,787,019	3,478,246
Unlisted Central Bank External bills and notes (Lebacs/Nobacs)	297,493	—	—

Subtotal Instruments Issued by B.C.R.A.	2,463,102	2,787,019	3,478,246

Total Government Securities in pesos	2,722,663	2,959,371	3,647,786

In Foreign Currency:
Holdings in Investment Accounts
Federal Government Bonds maturity 2012 — Compensation (BODEN)	94,711	—	—

Subtotal Holdings in Investment Accounts	94,711	—	—

Holding for Trading or Intermediation
Federal Government Bonds (maturity 2012 and 2013) (BODEN)	109,658	111,263	145,269
Argentine Government Bonds (maturity 2011 — Bonar X)	—	—	45,954
Province of Mendoza (maturity 2018)	—	—	7,533
Argentine Government Bonds (maturity 2011 — Bonar V)	—	2,128	1,462
Par Bonds	—	280	368
Treasury Bills (maturity 2007 and 2008)	4,543	31,276	—
Other	87	38	312

Subtotal Holding for Trading or Intermediation	114,288	144,985	200,898

	As of December 31,
	2005(1)	2006(1)	2007
	(in thousands of pesos)
Unlisted Government Securities
Province of Tucuman Bonds (maturity 2015)	—	169	8,112

Subtotal Unlisted Government Securities	—	169	8,112

Total Government Securities in foreign currency	208,999	145,154	209,010

Total Government Securities	2,931,662	3,104,525	3,856,796

Investments in Listed Private Securities
In Pesos:
Mutual Funds	547	11,437	19,424
Commercial Paper	—	—	—
Corporate Bonds	7,532	—	—
Shares	6,093	1,445	2,971
Certificates of Participation in Financial Trusts	19,005	—	—
Debt Securities in Financial Trusts	3,448	1,035	—
In Foreign Currency:
Mutual Funds	4,815	17,925	11,883
Commercial Paper	—	—	30,402
Corporate Bonds	16,484	80,482	23,595
Shares	1,978	6,135	5,681

Total Private Securities	59,902	118,459	93,956

Total Government and Private Securities	2,991,564	3,222,984	3,950,752

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (2)	147,993	413,612	438,331
Debt Securities in Financial Trusts	124,700	90,133	77,030
Corporate Bonds (3)	536	534	190

In Foreign Currency:
Certificates of Participation in Financial Trusts (2)	45,069	38,100	33,611
Corporate Bonds (3)	391	12,127	44,067

Total Investments in Unlisted Private Securities	318,689	554,406	593,229

Total	3,310,253	3,777,390	4,543,981

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(2)	The bank booked allowances for impairment in value amounting to 203,797, 169,097 and 19,749 as of December 31, 2007, 2006 and 2005 respectively.

(3)	The bank booked allowances for impairment in value amounting to 321 as of December 31, 2007.

Remaining maturity of government and private securities
The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2007 in accordance with issuance terms (before allowances). We assume that those securities in default will expire after the coming ten years.

	Maturing
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
In Pesos:
Holding for Trading or Intermediation
Consolidation Bonds of Social Security payables in Pesos	28,299	38,808	3,563	—	—	70,670
Secured Bonds Decree 1,579/02	2,127	11,525	23,707	940	—	38,299
Discount Bonds	—	—	—	18,746		18,746
Federal Government Bonds (maturity 2008 and 2014)	1,138	7,489	5,213	—	—	13,840
Consolidation Bonds	1,786	4,664	2,105	1,681	—	10,236
Province of Tucumán Bonds	158	851	1,750	69		2,828
Par Bonds	—	—	—	1,590	—	1,590
GDP-Related Securities (maturity 2035)	—	—	—	1,109	—	1,109
Other	52	83	62	—	—	197
Unlisted Government Securities
Federal Government Bonds (maturity 2013 - BODEN)	3,996	7,991	—	—	—	11,987
Other	37	1	—	—	—	38
Instruments Issued by B.C.R.A.
Listed B.C.R.A. External Notes (1)	2,919,442	528,505	—	—	—	3,447,947
Listed B.C.R.A. External Bills (1)	21,694	8,605	—	—	—	30,299
Total Government securities in pesos	2,978,729	608,522	36,400	24,135	—	3,647,786

In Foreign Currency:
Holding for Trading or Intermediation
Federal Government Bonds in US$ (maturity 2012 and 2013)	20,674	82,697	41,898	—	—	145,269
Argentine Government Bonds in US$ (maturity 2017 - Bonar X)	—	—	45,954	—	—	45,954
Province of Mendoza Bonds in US$ Maturity 2018	515	2,361	3,772	885	—	7,533
Argentine Government Bonds in US$ (maturity 2011 - Bonar V)	—	1,462	—	—	—	1,462
Par Bonds in US$	—	—	—	368	—	368
Other	—	—	—	312	—	312

Unlisted Government Securities
Province of Tucumán Bonds in US$- Maturity 2015	2,704	5,408	—	—	—	8,112

Total Government securities in foreign currency	23,893	91,928	91,624	1,565	—	209,010

Total Government securities	3,002,622	700,450	128,024	25,700	—	3,856,796

	Maturing
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
Private Securities

Investments in listed private securities
In Pesos:
Mutual Funds	19,424	—	—	—	—	19,424
Shares	2,971	—	—	—	—	2,971
In foreign currency:
Commercial Paper	30,402	—	—	—	—	30,402
Corporate bonds	17,359	6,236	—	—	—	23,595
Mutual Funds	11,883	—	—	—	—	11,883
Shares	5,681	—	—	—	—	5,681

Investments in unlisted private securities
In Pesos:
Certificates of Participation in Financial Trusts(2)	45,258	142,304	—	150,575	100,194	438,331
Debt Securities in Financial Trusts	68,088	8,942	—	—	—	77,030
Corporate Bonds(3)	—	—	—	—	190	190
In foreign currency:
Certificates of Participation in Financial Trusts(2)	—	33,611	—	—	—	33,611
Corporate Bonds(3)	5,342	38,457	199	69	—	44,067
Total Private securities	206,408	229,550	199	150,644	100,384	687,185

(1)
As of December 31, 2007, “Instruments Issued by B.C.R.A.” includes Ps. 119,468 to fall due in 30 days, Ps. 446,075 to fall due in 60 days, Ps. 885,453 to fall due from 120 to 180 days, Ps. 1,490,140 to fall due from 181 to 365 days and Ps.537,110 more than 365 days.

(2)	The bank booked allowances for impairment in value amounting to 203,797, 169,097 and 19,749 as of December 31, 2007

(3)	The bank booked allowances for impairment in value amounting to 321 as of December 31, 2007.
Loan portfolio
The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005(1)	2006(1)	2007
	(in thousands of pesos)
To the non-financial government sector	645,342	774,273	732,481
To the financial sector (2)	80,511	436,930	161,702
To the non-financial private sector and foreign residents
Overdrafts (3)	432,772	1,103,270	1,504,657
Documents (4)	433,748	543,734	1,081,675
Mortgages loans	298,060	426,138	619,781
Pledged loans (5)	230,321	300,949	347,989
Consumer loans (6)	718,261	1,928,977	3,929,579
Other loans	779,237	1,131,315	1,718,978
Less: Unearned discount	(10,411)	(11,505)	(20,836)
Less: Unposted payment	(6,050)	(139)	(69)
Plus: Interest, adjustments and listed price differences accrued pending collection	72,861	101,744	153,902
Less: Allowances	(247,532)	(208,581)	(220,422)
Total Loans	3,427,120	6,527,105	10,009,417

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(2)	Includes loans to financial institutions.

(3)	Overdrafts include overdraft lines of credit resulting from checking accounts.

(4)
Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the financial sector. The difference between the face value of the bill and the amount effectively disbursed will be credited to “Loans- Argentine residents-Financial Sector-Principals-(Unearned discount).”

(5)	Includes the principal amounts actually lent of automobile and other collateral loans granted, for which the obligator is part of the non-financial private sector.

(6)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”

Maturity composition of the loan portfolio
The following table analyzes our loan portfolio as of December 31, 2007 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
			After
	Amount as of		1 Year but
	December 31,	Within	Within	After
	2007	1 Year	5 Years	5 Years
	(in thousands of pesos, except percentages)
To the non-financial government sector	732,481	21,598	450,461	260,422
To the financial sector (1)	161,702	152,475	9,227	—
To the non-financial private sector and foreign residents
Overdrafts (2)	1,521,884	1,517,132	4,752	—
Documents (3)	1,090,591	987,483	97,130	5,978
Mortgages loans	648,312	130,795	306,287	211,230
Pledged loans (4)	361,712	170,422	191,146	144
Consumer loans (5)	3,964,492	1,624,110	2,166,162	174,220
Other loans	1,748,665	1,398,025	280,637	70,003

Total loans	10,229,839	6,002,040	3,505,802	721,997

Percentage of total loan portfolio	100.00%	59.00%	34.00%	7.00%

(1)	Includes loans to financial institutions.

(2)	Overdrafts include overdrafts lines of credit resulting from checking accounts.

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
Loans—portfolio classification
The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
	2005	%	2006	%	2007	%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
1 - Normal	3,442,625	93.69%	6,550,389	97.25%	9,927,876	97.05%
2 - Low risk / Under observation — Under negotiation or subject to refinancing agreements	35,891	0.98%	50,077	0.74%	143,128	1.40%
3 - Medium Risk/With problems	26,711	0.73%	45,603	0.68%	52,059	0.51%
4 - High Risk /With high risk of insolvency	33,979	0.92%	34,503	0.51%	62,856	0.61%
5 - Irrecoverable	126,189	3.43%	51,086	0.76%	36,526	0.36%
6 - Irrecoverable by technical decision	9,257	0.25%	4,028	0.06%	7,394	0.07%

Total loans	3,674,652	100%	6,735,686	100%	10,229,839	100%

Analysis of the allowance for loan losses
The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

	Year Ended December 31,
	2003(1)	2004	2005	2006	2007
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	116,125	56,279	225,340	247,532	208,581
Provisions for loan losses	35,504	201,253 (4)	142,045 (5)	102,538 (6)	93,498
Write offs and reversals	(95,350)	(32,192)	(119,853)	(141,489)	(81,657)
Overdrafts	(24,709)	(4,374)	(4,777)	(31,584)	(13,889)
Personal loans	(3,765)	(3,181)	(1,657)	(4,411)	(10,929)
Credit Cards	(7,436)	(865)	(993)	(2,184)	(5,751)
Mortgage loans	(4,331)	(1,252)	(41,518)	(25,825)	(8,071)
Pledge loans	(8,298)	(7,185)	(26,758)	(4,323)	(674)
Documents	(5,020)	(8,696)	(25,469)	(39,974)	(6,931)
Other	(41,791)	(6,639)	(18,681)	(33,188)	(35,412)
Balance at the end of year	56,279	225,340	247,532	208,581	220,422

Charge-off/average loans(2)	3.26%	2.22%	2.22%	1.15%	1.16%
Net charge-off/average loans(3)	(4.58)%	1.29%	(0.78)%	(1.14)%	(0.47)%

(1)	In constant pesos as of February 28, 2003.

(2)	Defined as charge-offs plus direct charge-offs divided by average loans.

(3)	Defined as charge-offs plus direct charge-offs minus bad debts recovered and reversals divided by average loans.

(4)	Includes Ps. 143,457 thousand of Nuevo Banco Suquía.

(5)	Includes Ps. 74,775 thousand for the incorporation of Banco Empresario de Tucumán.

(6)	Includes Ps. 13,993 thousand and Ps. 28,443 thousand for the incorporations of Banco del Tucumán and Nuevo Banco Bisel, respectively.

Allocation of the allowances for loan losses
The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
	2005		2006		2007
	(in thousands of pesos, except percentages)
Overdrafts	39,074	15.79%	24,987	11.98%	25,510	11.57%
Documents	62,508	25.25%	20,326	9.75%	23,215	10.53%
Mortgage loans	43,747	17.67%	22,640	10.86%	20,210	9.17%
Pledged loans	9,337	3.77%	8,433	4.04%	8,608	3.91%
Personal loans	13,736	5.55%	40,364	19.35%	70,375	31.93%
Credit cards	6,783	2.74%	12,752	6.11%	17,658	8.01%
Other	72,347	29.23%	79,079	37.91%	54,846	24.88%
TOTAL	247,532	100%	208,581	100%	220,422	100%

Loans by Economic Activities
The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	Loan	% of Loan	Loan	% of Loan	Loan	% of Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
	(in thousands of pesos, except percentages)
Animals keeping, cattle services (except veterinary and trading)	166,627	4.53	180,901	2.69	197,089	1.93
Construction	220,663	6.01	320,484	4.76	411,725	4.02
Crops, agricultural services and trading	270,960	7.37	440,961	6.55	709,766	6.94
Elaboration and trading of chemical substances and products	39,604	1.08	49,797	0.74	174,557	1.71
Elaboration and trading of foodstuff and beverages	235,114	6.4	537,905	7.99	700,917	6.85
Electricity, gas, steam and hot water	14,631	0.4	21,860	0.32	69,884	0.68
Extraction, exploitation and trading of petroleum’s related products	21,466	0.58	250,632	3.72	165,893	1.62
Financial trading and other financial services	240,097	6.53	593,423	8.80	408,002	3.99
Fishing, related services, elaboration and trading	1,099	0.03	629	0.01	1,161	0.01
Given to persons non-included in the other categories	678,891	18.47	1,719,736	25.53	3,410,361	33.34
Hotels and restaurants	48,586	1.32	43,196	0.64	39,365	0.38
Hunting and seizure of alive animals, resettlement of hunting animals and related services, forestry, wood extraction and related services	1,686	0.05	2,710	0.04	2,422	0.02
Manufacturing Industry	345	0.01	—	—	—	0.00
Mass and retail trading, reparation of automotive vehicles, motorbikes, personal effects and domestic chattels	17	—	—	—	—	0.00
Mass elaboration and production of machinery and equipments (all), electrical devices, radio equipment and devices, television and communications, medical, optical and pinpoint devices, watches	20,639	0.56	64,505	0.96	60,266	0.59

	As of December 31,
	2005		2006		2007
	Loan	% of Loan	Loan	% of Loan	Loan	% of Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
	(in thousands of pesos, except percentages)
Mass elaboration and production of automotive vehicles, trailers and semi trailers and transportation	5,035	0.14	49,198	0.73	60,416	0.59
Mass elaboration and production of textile products and dresses, finishing and staining of skins, leathering and finishing of leathers, elaboration of footwear and saddlery articles and their parts	50,161	1.37	33,425	0.50	45,488	0.44
Mass trading and/or on commission or consignment except automotive vehicles and motorbikes trading	77,002	2.10	179,075	2.66	212,318	2.08
Mines and quarries exploitation and selling and making of extracted products (except petroleum and gas)	1,333	0.04	255	—	56,446	0.55
Mines and quarries exploitation. Selling and making of extracted products	3,102	0.08	24,949	0.37	83,218	0.81
Other	172,268	4.69	288,241	4.28	851,836	8.33
Other services	275,376	7.49	474,325	7.04	970,585	9.49
Public administration, compulsory guard and social security	669,267	18.21	771,797	11.46	747,570	7.31
Real estate, owners and leasing	57,698	1.57	39,087	0.58	59,512	0.58
Retail trading except automotive vehicles, motorbikes, personal effects and domestic chattels trading	169,129	4.60	307,413	4.56	409,231	4.00
Teaching, social and healthcare	47,846	1.30	73,017	1.08	114,281	1.12
Trading, maintenance and reparation of automotive vehicles, motorbikes, personal effects and domestic chattels	35,022	0.95	63,871	0.95	81,513	0.80
Transportation, storage and communications	141,039	3.84	195,094	2.90	181,646	1.78
Water catchment, purifying and distribution	9,949	0.28	9,200	0.14	4,371	0.04

Total	3,674,652	100.00	6,735,686	100.00	10,229,839	100.00

Composition of deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2005, 2006, and 2007.

	Year ended December 31,
	2005	2006	2007
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand
Deposits(1)
Average
Pesos	1,691,599	2,014,003	3,067,834
Dollars	45,936	3,266	6,180

Total	1,737,535	2,017,269	3,074,014

Saving Accounts
Average
Pesos	635,072	950,338	1,444,795
Dollars	85,130	130,478	174,476

Total	720,202	1,080,816	1,619,271

Certificates of Deposits
Average
Pesos	2,652,277	3,056,186	4,589,993
Dollars	609,708	909,362	1,211,832

Total	3,261,985	3,965,548	5,801,825

	Year ended December 31,
	2005	2006	2007
	(in thousands of pesos)
Interest-Bearing Demand Deposits
Average
Pesos	—	524,135	1,042,132
Dollars	—	54,139	122,996

Total	—	578,274	1,165,128

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	238	465	1,215
Dollars	19	236	500

Total	257	701	1,715

Certificates of Deposits
Average
Dollars	218,528	280,823	226,009

Total	218,528	280,823	226,009

Interest-bearing Demand Deposits
Average
Dollars	27,828	31,559	81,435

Total	27,828	31,559	81,435

(1)	Non-interest-bearing demand deposits consist of checking accounts.
Maturity of deposits at December 31, 2007
The following table sets forth information regarding the maturity of our deposits at December 31, 2007.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Checking accounts	3,560,390	3,560,390	—	—	—
Savings accounts	2,845,965	2,845,965	—	—	—
Time deposits	6,645,504	5,631,022	518,470	474,331	21,681
Investment accounts	116,313	6,079	81,221	22,902	6,111
Other	422,977	420,043	950	1,984	—

Total	13,591,149	12,463,499	600,641	499,217	27,792

Maturity of deposits at December 31, 2007 of outstanding time deposits and investment accounts
The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2007.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Domestic bank offices	4,000,698	3,022,471	470,002	481,284	26,941
Foreign bank offices	208,609	190,991	17,127	—	491

Total	4,209,307	3,213,462	487,129	481,284	27,432

Short-term borrowings
Our short-term borrowings totaled approximately Ps.205,600,000, Ps. 420,960,000 and Ps. 646,000,000 for the years ended December 31, 2005, 2006 and 2007, respectively. The table below shows those amounts at the end of each year.

	Year Ended December 31,
	2005		2006		2007
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages
Central Bank of the Argentine Republic(1):
Total amount outstanding at the end of the reported period	34,353	3.6%	69,062	1.95%	72,526	1.97%
Average during year	35,495	3.5%	51,248	1.95%	70,068	1.97%
Maximum quarter-end balance	42,379		69,062		72,526
Banks and international organizations:
Total amount outstanding at the end of the reported period	158,544	5.6%	28,930	5.92%	7,279	7.11%
Average during year(3)	122,741	4.7%	55,445	6.28%	125,827	7.35%
Maximum quarter-end balance	160,235		158,699		166,178
Corporate Bonds
Total amount outstanding at the end of the reported period	—	—	—	—	18,947	8.76%
Average during year(3)	—	—	—	—	15,343	8.97%
Maximum quarter-end balance	—		—		18,947
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	3,480	3.0%	27,721	6.40%	119,038	6.75%
Average during year(3)	20,524	2.5%	10,627	4.35%	68,801	6.56%
Maximum quarter-end balance	35,908		27,721		119,038
Other(2)
Total amount outstanding at the end of the reported period	—	—	250,096	—	412,161	0.03%
Average during year(3)	29,654	1.8%	209,294	—	341,471	0.01%
Maximum quarter-end balance	60,300		250,096		412,161
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	9,299	7.2%	45,150	7.61%	16,404	8.03%
Average during year(3)	8,449	7.4%	29,835	7.73%	29,651	8.25%
Maximum quarter-end balance	9,299		54,588		59,288
Total Short Term	205,676		420,959		646,355

(1)	On February 2, 2005, Nuevo Banco Suquía made the early repayment of the remainder of such credit lines.

(2)	Includes liability to the Central Bank to acquire Boden 2012.

(3)	Average balances are calculated from quarterly- end balances.
Return on equity and assets
The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2005	2006	2007
	(in thousands of pesos, except percentages)
Net income	262,746	424,340	495,200
Average total assets	9,357,401	11,791,622	17,713,916
Average shareholders’ equity	1,333,163	1,915,245	2,456,353
Shareholders’ equity at the end of the fiscal year	1,489,652	2,315,097	2,707,706
Net income as a percentage of:
Average total assets	2.81%	3.60%	2.80%
Average shareholders’ equity	19.71%	22.16%	20.16%
Declared cash dividends	30,447	68,395	102,591
Dividend payout ratio(1)	11.59%	16.12%	20,72%
Average shareholders’ equity as a percentage of Average Total Assets	14.25%	16.24%	13.87%

(1)	Declared cash dividends stated as percentage of net income when they are paid.

Interest rate sensitivity
The interest rate sensitivity measures the impact on the gross intermediation margin in response to a change in market interest rates. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position and is shown in the following tables. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on interest income. The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2007
				Over 10	Without due	Total
	0-1 Year	1-5 Years	5-10 Years	years	date	(2)
Interest-earning assets:

Interest-bearing deposits in Central Bank	2,022,430	—	—	—	—	2,022,430

Interest-bearing deposits in other banks	224,179	—	—	—	—	224,179

Government and private securities	3,002,622	700,450	128,024	25,700	—	3,856,796

Goods in financial leasing	142,570	214,932	15,364	—	—	372,866
Loans to non-financial government sector(1)	21,598	450,461	240,512	19,910	—	732,481

Loans to private and financial sector(1)	5,980,442	3,055,341	352,743	108,834	—	9,497,360
Other assets	122,994	95,332	199	150,644	278,411	647,580

Total Interest-Earning Assets	11,516,835	4,516,516	736,842	305,088	278,411	17,353,692

Interest-bearing liabilities:

Savings accounts	2,845,965	—	—	—	—	2,845,965

Time deposits	6,621,190	21,671	10	—	—	6,642,871

Investment accounts	110,202	6,101	10	—	—	116,313

Corporate Bonds	18,947	307,940	472,650	—	—	799,537

Subordinated corporate bonds	16,404	1,641	—	472,650	—	490,695

Liabilities with Central Bank	71,532	274,836	—	534	—	346,902
Liabilities with local financial institutions	119,038	13,146	27,040	1,072	—	160,296
Liabilities with bank and international institutions	7,279	157,550	—	—	—	164,829

Other liabilities	243,092	—	—	—	—	243,092

Total Interest-Bearing Liabilities	10,053,649	782,885	499,710	474,256	—	11,810,500

Asset/Liability Gap	1,463,186	3,733,631	237,132	(169,168)	278,411	5,543,192

Cumulative Asset/Liability Gap	1,463,186	5,196,817	5,433,949	5,264,781	5,543,192
Cumulative sensitivity gap as a percentage of total interest-earning assets	8.43%	29.95%	31.31%	30.34%	31.94%

	Remaining Maturity at December 31, 2007
				Over 10	Without due	Total
	0-1 Year	1-5 Years	5-10 Years	years	date	(2)
Interest-earning assets in Pesos:

Interest-bearing deposits in Central Bank	1,445,938	—	—	—	—	1,445,938

Interest-bearing deposits in other banks	—	—	—	—	—	—

Government and private securities	2,978,729	608,522	36,400	24,135	—	3,647,786

Goods in financial leasing	141,122	207,707	3,490	—	—	352,319
Loans to non-financial government sector(1)	21,598	450,461	240,512	19,910	—	732,481

Loans to private and financial sector(1)	4,526,284	2,956,267	322,518	98,433	—	7,903,502

Other assets	69,891	17,028	—	150,575	278,199	515,693

Total Interest-Earning Assets	9,183,562	4,239,985	602,920	293,053	278,199	14,597,719

Interest-bearing liabilities in Pesos:

Saving accounts	2,505,123	—	—	—	—	2,505,123

Time deposits	5,002,552	21,021	9	—	—	5,023,582

Investment accounts	102,577	—	10	—	—	102,587

Corporate bonds	2,207	307,940	—	—	—	310,147

Subordinated corporate bonds	862	1,641	—	—	—	2,503

Liabilities with Central Bank	71,532	274,836	—	534	—	346,902
Liabilities with local financial institutions	48,611	13,146	27,040	1,072	—	89,869

Other liabilities	182,681	—	—	—	—	182,681

Total Interest-Bearing Liabilities	7,916,145	618,584	27,059	1,606	—	8,563,394

Asset/Liability Gap	1,267,417	3,621,401	575,861	291,447	278,199	6,034,325

Cumulative Asset/Liability Gap	1,267,417	4,888,818	5,464,679	5,756,126	6,034,325
Cumulative sensitivity gap as a percentage of total interest-earning assets	8.68%	33.49%	37.44%	39.43%	41.34%

	Remaining Maturity at December 31, 2007
				Over 10	Without due	Total
	0-1 Year	1-5 Years	5-10 Years	years	date	(2)
Interest-earning assets in foreign currency

Interest-bearing deposits in Central Bank	576,492	—	—	—	—	576,492

Interest-bearing deposits in other banks	224,179	—	—	—	—	224,179

Government securities	23,893	91,928	91,624	1,565	—	209,010
Goods in financial leasing	1,448	7,225	11,874	—	—	20,547

Loans to private and financial sector(1)	1,454,155	99,075	30,225	10,401	—	1,593,856

Other assets	53,103	78,304	199	69	211	131,886

Total Interest-Earning Assets	2,333,270	276,532	133,922	12,035	211	2,755,970

	Remaining Maturity at December 31, 2007
				Over 10	Without due	Total
	0-1 Year	1-5 Years	5-10 Years	years	date	(2)
Interest-bearing liabilities in foreign currency:

Saving accounts	340,842	—	—	—	—	340,842

Time deposits	1,618,638	650	1	—	—	1,619,289

Investment accounts	7,625	6,101	—	—	—	13,726

Corporate bonds	16,740	—	472,650	—	—	489,390

Subordinated corporate bonds	15,542	—	—	472,650	—	488,192

Liabilities with Central Bank	—	—	—	—	—	—
Liabilities with local financial institutions	70,427	—	—	—	—	70,427
Liabilities with banks and financial organizations	7,279	157,550	—	—	—	164,829

Other liabilities	60,411	—	—	—	—	60,411

Total Interest-Bearing Liabilities	2,137,504	164,301	472,651	472,650	—	3,247,106

Asset/Liability Gap	195,766	112,231	(338,729)	(460,615)	211	(491,136)

Cumulative Asset/Liability Gap	195,766	307,997	(30,732)	(491,347)	(491,136)
Cumulative sensitivity gap as a percentage of total interest-earning assets	7.10%	11.18%	(1.12)%	(17.83)%	(17.82)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.

(2)	Includes instruments issued by the Central Bank.
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
A. Operating results
FINANCIAL PRESENTATION
Our audited consolidated financial statements as of December 31, 2007, 2006 and 2005, included elsewhere in this annual report have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant respects from U.S. GAAP. See note 35 to our audited financial statements for the three years ended December 31, 2007. As a result of the economic crisis, Argentina experienced very high rates of inflation in 2002. During that year, inflation, as measured by the wholesale price index, reached approximately 118%. As a result, Central Bank Rules reinstated inflation accounting at the beginning of 2002 until February 28, 2003. During 2003 and 2004, inflation levels returned to much lower levels and inflation accounting was discontinued. Therefore, all the financial statement data in this annual report for periods prior to February 28, 2003 have been restated in constant pesos as of such date by applying the adjustment rate derived from the internal wholesale price index published by INDEC. We do not report our results by accounting segments.

COMPARABILITY
In December 2004, we acquired Nuevo Banco Suquía, which significantly enhanced the size and scope of our business. As a result of our acquisition of Nuevo Banco Suquía, our results of operations for the year ended December 31, 2005 differ significantly from our results of operations for the year ended December 31, 2004. In addition, we acquired Banco del Tucumán in May 2006 and Nuevo Banco Bisel in August 2006, which we call the “2006 acquisitions”, which enhanced the size and scope of our business. As a result of our acquisitions of Banco del Tucumán and Nuevo Banco Bisel, our results of operations for the year ended December 2005 differ from our results of operations for the year ended December 31, 2006. Additionally, our results of operations for the year ended December 31, 2006 are not entirely comparable to our results of operations for the year ended December 31, 2007; our results of operations for the year ended December 31, 2007 reflect the results of Banco del Tucumán and Nuevo Banco Bisel for the entire year. Given the instability, and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001 as well as our acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated.
OVERVIEW
We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires, which we believe offer significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2007, we were ranked second in terms of assets and first in terms of equity among private-sector banks.
Our consolidated net income for the year ended December 31, 2007 was Ps.495.2 million (US$157.7 million), representing a return on average equity of 20.2% and a return on average assets of 2.8%.
In general, given the relatively low level of banking intermediation in Argentina currently, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We have savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing, and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and four provincial governments give us a large and stable customer deposit base.
We emerged from the Argentine economic crisis of 2001 and 2002 as a stronger and larger bank. In January 2002, in the midst of the crisis, Banco Macro, our predecessor acquired a controlling interest in Banco Bansud. This acquisition tripled the size of our bank as measured by assets, and expanded our geographic presence from the northern provinces of Argentina to the southern provinces. In December 2004, during the recovery period of the Argentine economy, we completed the acquisition of Nuevo Banco Suquía, the leading private bank in the central provinces of Argentina, thereby becoming the private sector bank with the country’s most extensive branch network. The Nuevo Banco Suquía transaction increased our assets by 41% and our number of branches by 67%. Beginning at the end of 2002 and during the recovery years, we also experienced organic growth as our business in the provinces of Argentina suffered lower levels of volatility than our principal competitors in the City of Buenos Aires. In November 2005, a portion of the assets, including seven branches and the headquarters, and liabilities of Banco Empresario de Tucumán were transferred to us. In May 2006, we completed the acquisition of Banco del Tucumán. As a result of these transactions in Tucumán, we increased our branch network by 34 branches, or 14%. More recently, in August 2006, we completed the acquisition of Nuevo Banco Bisel, which added 158 branches, or 56%, to our branch network.
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

☐	Corralito
The Argentine government’s initial response to the run on bank deposits, the corralito, limited the amount of cash that could be withdrawn from banks within specified time periods. However, this measure amplified public concern about the solvency of the banking system and contributed to a further decrease in deposit levels, as many depositors withdrew funds up to the permitted limit.

☐	Corralón
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

Phase 1. Bank run:	December 31, 2000 to November 30, 2001

Phase 2. Corralito:	November 30, 2001 to December 31, 2001

Phase 3. Corralón:	January 31, 2002 to April 30, 2002

Phase 4. Stabilization:	April 30, 2002 to April 30, 2003

Phase 5. Recovery:	April 30, 2003 to December 31, 2006

Phase 6. Growth:	December 31, 2006 to December 31, 2007

	Phase 1:
	Bank	Phase 2:	Phase 3:	Phase 4:	Phase 5:	Phase 6:
	Run(1)	Corralito	Corralón(2)	Stabilization	Recovery(3)	Growth(4)
Banco Macro	(171)	8	(21)	295
Banco Bansud	(354)	(29)	(183)	337
Banco Macro and Banco Bansud	(525)	(21)	(204)	632	7,898	3,556
Financial system	(18,205)	(1,918)	(10,010)	7,646	91,682	34,653

Source: Central Bank

(1)	We excluded the month of January 2002 because of the impact on nominal changes caused by the pesification of U.S. dollar-denominated deposits.

(2)
Banco Macro acquired Banco Bansud in January 2002; however, the information in the table above has not been consolidated for the corralón phase as we were just beginning to manage Banco Bansud during that period.

(3)	Including acquisitions of Nuevo Banco Suquía, Banco del Tucumán and Nuevo Banco Bisel.

(4)	Including Banco del Tucumán and Nuevo Banco Bisel.
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

Our cumulative compensation received from the Argentine government was as follows:

			Total
	BODEN 2007	BODEN 2012	Compensation
	(in millions of pesos)
Banco Macro	49.7	—	49.7
Banco Bansud	—	392	392
Nuevo Banco Suquía	209.3	142.6	351.9

Total	259.0	534.6	793.6

Amparos
The corralón, corralito and pesification led to numerous amparos by depositors seeking court orders to have their deposits returned (in U.S. dollars in the case of U.S. dollar-denominated deposits). Additionally, Central Bank Rules permit the losses related to amparos to be accounted for as an intangible asset and amortized over five years. We took affirmative steps to reduce our exposure to amparos by agreeing to exchange depositors’ CEDRO s with time deposits plus BODEN 2012 and our guarantee on the BODEN 2012 in the event of a sovereign default. On December 31, 2007, we had approximately Ps.101 million of amparos recorded as Intangible Assets. The table below demonstrates our success in negotiating with our depositors, which has allowed us to maintain a low ratio of amparos as a percentage of equity, compared to the financial system as a whole:

	Amparos/Equity
	As of December 31,
	2005	2006	2007
Banco Macro	2.9%	3.2%	3.7%
Financial system	19.0%	9.6%	4.7%
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

	2002(1)	2003(1)	2004	2005	2006(2)	2007(3)
Net loan origination (in millions of pesos)	(867.9)	(58.6)	584.0	565.8	1,352.8	2,955

(1)	In constant pesos as of February 28, 2003.

(2)	Without Nuevo Banco Bisel and Banco del Tucumán.

(3)	Including Nuevo Banco Bisel and Banco del Tucumán.
In addition, holders of CEDRO s issued by us in connection with the corralón could return the CEDRO s to us to satisfy their loan payment obligations, which further contributed to lowering the level of private loans outstanding during the crisis. In our case, the impact was magnified by the write off of bad loans and by collections of outstanding loan amounts from borrowers.
The following table shows the improving quality of our loan and lending portfolio and the improving of the financial system lending portfolio. The definition of non-performing lending in the table comes from the Central Bank and is not comparable to the non-performing loans definition in “Selected Statistical Information.”

	Year Ended December 31,
	2004	2005	2006	2007
Banco Macro
Allowances/total loans	7.3%	6.7%	3.1%	2.2%
Non-performing loans ratio	6.5	5.3	2.0	1.6

Allowances/lending(1)	8.8%	6.5%	3.1%	2.2%
Non-performing lending ratio(2)	8.0	5.0 (3)	2.0	1.5

Financial System
Allowances/lending(1)	9.8%	5.7%	3.5%	3.0%
Non-performing lending ratio(2)	10.3	5.0	3.3	2.6

Source: Central Bank

(1)
Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).

(2)
Non-performing lending includes all lending to borrowers classified as “3—with problems/medium risk”, “4—with high risk of insolvency/high risk”, “5—irrecoverable” and “6—irrecoverable by technical decision” under the Central Bank loan classification system.

(3)	This ratio calculated without the loan portfolio of Banco Empresario de Tucumán (64% of non-performing lending) is 3.2%.

Devaluation and inflation
The economic crisis was accompanied by a sharp decrease in the value of the peso and severe inflation in 2002. The steep devaluation of the peso triggered private sector and government defaults on foreign currency-denominated indebtedness and also resulted in the pesification of foreign-currency denominated indebtedness governed by Argentine law at an exchange rate of one peso for each U.S. dollar. While the devaluation did not have a significant effect on our net income due to our low level of U.S. dollar-denominated liabilities, the introduction of asymmetric pesification as a measure to counter the effects of the devaluation did affect us. See “—Asymmetric pesification and the Argentine government’s compensation measures” above. Under Central Bank Rules, our results of operations for the two-month period ended February 28, 2003 were adjusted to account for the effects of inflation in Argentina during those periods. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to the financial statements under Central Bank Rules, as inflation returned to normalized levels since 2003, as illustrated in the table below.

	December 31,
	2003	2004	2005	2006	2007
Wholesale price inflation	1.95%	7.87%	10.67%	7.14%	14.56%
Inflation rate adjustment to our financial statements	0.86	—	—	—	—
CER(1)	3.65	5.48	11.75	10.08	8.49

Source: INDEC

(1)	CER beginning on February 2, 2002.
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
Commercial and balance sheet strategies
Throughout the economic crisis, we maintained a strong position with respect to excess capital, our portfolio and the level of our provisions. To counteract the effects of the run on deposits, one of our main priorities was to give depositors confidence that we would be able to absorb losses and fulfil our obligations to them.
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

					December 31,			December 31,	December 31,
	September 30, 2001		September 30, 2004		2005	June 30, 2006		2006	2007
							Nuevo
							Banco
							Bisel
				Nuevo	Banco		(stand-	Banco
	Banco	Banco	Banco	Banco	Macro	Banco	alone)	Macro
	Macro(1)(2)	Bansud(1)(2)	Macro(2)	Suquía(2)	(3)	Macro(4)	(2)	(5)	Banco Macro
	(in million of Pesos)
Assets	1,424.0	3,357.1	5,312.6	2,162.8	9,487.8	11,496	1,934	14,505.0	19,781.2
Private sector loans (Gross)	590.8	899.8	1,187.1	711.0	2,948.8	4,141	665	5,524.5	9,335.7
Private sector deposits	790.6	2,301.5	2,236.0	1,443.5	5,737.4	6,421	1,326	8,770.3	11,803.7
Branches	73	72	154	102	254	279	158	433	427
Source: Central Bank

(1)	In constant pesos as of February 28, 2003.

(2)	Last quarter prior to acquisition.

(3)	Including NuevoBanco Suquía and Banco Empresario de Tucumán

(4)	Including Banco Empresario de Tucumán and Banco del Tucumán

(5)	Including Banco Empresario de Tucumán, Banco del Tucumán S.A. and Nuevo Banco Bisel
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
Nuevo Banco Suquía. Our strong liquidity and solvency also enabled us to acquire Nuevo Banco Suquía in a public auction in December 2004 at a fixed price of Ps.15 million plus a commitment to make a capital contribution of Ps.289 million. This acquisition further enhanced our financial intermediation volume, completed our geographic coverage and complemented our existing base of clients. Upon the acquisition of Nuevo Banco Suquía, we became Argentina’s fourth largest private bank in terms of net worth, the fourth in deposits, and the fifth in private sector loans. In addition, we now have the largest and most extensive private bank network in Argentina. As we acquired Nuevo Banco Suquía in December 2004, its results of operations are only reflected in our financial statements for ten days of 2004 and for all subsequent periods. On March 14, 2007, Banco Macro, as surviving company, and Nuevo Banco Suquía, as absorbed company, entered into a Preliminary Agreement of Merger (“Compromiso Previo de Fusión ”), by virtue of which Banco Macro shall absorb Nuevo Banco Suquía retroactively from January 1, 2007, based on the balance sheets of each company prepared as of December 31, 2006 and the consolidated balance sheet of merger prepared as of the same date. The merging companies have agreed on an exchange relationship equal to 0.710726 shares of Banco Macro per share of Nuevo Banco Suquía. Therefore, the minority shareholders of Nuevo Banco Suquia received 0.710726 shares in Banco Macro for each share held thereby in the capital stock of Nuevo Banco Suquía. As a consequence, Banco Macro increased its capital stock to Ps. 683,978,973.

Banco Empresario de Tucumán. In November 2005, the Central Bank, in the context of the restructuring of Banco Empresario de Tucumán, transferred to us a portion of its assets amounting to approximately Ps.102 million (including its seven branches and the headquarters) and liabilities of approximately Ps.158 million, which were offset by a capital contribution of Ps.56 million made by SEDESA.
Banco del Tucumán. In May 2006, we completed the acquisition of Banco del Tucumán. With this acquisition, we added 25 branches and the headquarters to our branch network in Tucumán and we are the financial agent for the provincial government of Tucumán. We now own 53.0% of the branches in the province. From September 2006 through December 2006, Banco Macro acquired Class “C” shares in Banco del Tucumán representing 4.84% of its capital stock. Banco Macro’s total equity interest in Banco del Tucumán as of December 31, 2006 amounted to 79.84%. On November 28, 2006, the general ordinary and extraordinary shareholders’ meeting of Banco del Tucumán approved a capital stock increase of Ps. 21,980,000 establishing an additional paid-in capital of 26,171,000. In January 2007, Banco Macro subscribed the total increase. As a result, Banco Macro’s total equity interest increased to 89.92%.
Nuevo Banco Bisel. In August 2006, we acquired 100% of the voting rights and 92.73% of the capital stock of Nuevo Banco Bisel for Ps.19.5 million pursuant to an auction conducted by Banco de la Nación Argentina. In addition, the Bank, as purchaser of Nuevo Banco Bisel, and SEDESA (“Seguro de Depósitos S.A.” ) entered into a put and call options, agreement regarding the preferred shares of Nuevo Banco Bisel. According to the call option, for a fifteen-year term as from taking possession of the Bank (August 11, 2006), the buyer is entitled to acquire from SEDESA preferred shares in Nuevo Banco Bisel. The price of those shares is set at 66,240,000 plus interest at an annual 4% rate as from the takeover date. Such price is payable upon the expiration of the option term (August 11, 2021).
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
Cost management
Since the crisis, we have focused on controlling our costs and improving our efficiency. In addition, we have focused on carefully integrating the operations of our acquisitions. To this end, we have centralized, among other things, the treasury operations of all our acquisitions. We have also had a period of organic growth with a small reduction in the number of our employees. See “Item 6. Directors, Senior Management and employees—Employees.” We also improved our ratio of service income to administrative expenses from 53.0% in 2002 to 69.2% as of December 31, 2007. Finally, we implemented centralized purchasing practices to take advantage of our economies of scale.
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
Restoring lending to the private sector
We believe that we were among the first banks to make new loans in the aftermath of the economic crisis, beginning in the fourth quarter of 2002. In 2003, we increased our private sector loans by Ps.209 million, or 41%, as compared to 2002. The expansion of our private sector loans accelerated in 2004, increasing by 205% to Ps.2,209 million when we added Ps.1,485.4 million to our loan portfolio, of which Ps.721.8 million was organic growth and the rest came through the acquisition of Nuevo Banco Suquía. The organic growth of our loan portfolio was the highest among the ten largest Argentine banks during 2004. During 2005, we continued to exhibit high rates of organic growth as lending to the private sector (net of liquidity management and securitizations) which increased 68%. During 2006, our private portfolio grew to Ps.5,525 million, increasing 87%, of which Ps.1,223 million were loans made by Banco de Tucumán and Nuevo Banco Bisel. During 2007, our private portfolio grew to Ps.9,336 million, increasing 69%, when we added Ps. 3,811 million.

PRINCIPAL TRENDS AFFECTING OUR BUSINESS
We believe that the following trends in the Argentine economy, the banking sector and our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the continued economic recovery in Argentina and the corresponding re-emergence of the market for long-term private sector lending.
Argentine economic recovery and continued growth
Argentina’s overall economic performance will continue to have a substantial effect on our financial results. During 2005, 2006 and 2007, GDP growth was 9.2%, 8.5% and 8.7%, respectively. The Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 7.4% in 2008. We expect demand for private sector loans to grow in line with GDP growth as investment and consumption in the private sector increases. Due to our focus on the low and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires, of particular significance to us are:
•
Export-led growth in the economy. The recovery of Argentina’s post-crisis economy has been led by export growth and import substitution. This economic model is likely to favor provinces outside of the City of Buenos Aires that are heavily focused on primary sectors of the economy, such as agriculture, cattle ranching, mining, basic industries and tourism. Our extensive branch network outside of the City of Buenos Aires (94 % of our, as compared to 80% for Argentina’s financial system) provides us with an opportunity to take advantage of growth in these provinces to increase our credit portfolio faster than our competitors and to increase our market share.

•
Gradual recovery of proportion of national income held by lower income segments. After decades of widening, the income distribution gap between rich and poor in Argentina began to narrow during 2003 and 2004, when the crisis resulted in a collapse of income of all population segments. The real income of the poorer half of Argentina’s population has fallen over the last decades, from 32% of the income of the richer half in the late 1970s to less than 20% of the income of the richer half in the aftermath of the crisis. Since that time, the gap has narrowed and now the real income of the poorer half is higher than 20% of the income of the richer half. We believe that the long-term trend of increasing income inequality has stopped and that the recent improvement in income distribution will continue. Given our focus on the low- to medium-income individuals, we believe that we are well positioned to benefit from an increase in credit demand by these population segments.

•
Transitional inflation. The inflation rate for the twelve months ended December 31, 2007 was 8.5%. Inflation for 2007 was lower than the 9.8% registered in 2006 and is a result of the government’s policy of keeping the value of the peso to the dollar at the relatively low level of approximately Ps.3 to US$1. We believe that to the extent that the market views this exchange rate as being stable, they will be in a better position to forecast future inflation.

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
Although generally government debt would be expected to yield lower levels of returns, the appreciation of the market value of the securities acquired by us over this time frame and the high risk premiums offered on the securities made these holdings highly profitable for us over the 2002 to 2007 period. See “Selected statistical information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest-Bearing Liabilities.”

Recovery of private sector lending
Our private sector loans increased to Ps.2,209.0 million as of December 31, 2004 from Ps.723.6 million as of December 31, 2003 and Ps.514.6 million as of December 31, 2002, including the effect of the acquisition of Nuevo Banco Suquía in December 2004. As of December 31, 2005, our private sector loans increased to Ps. 2,949 and as of December 31, 2006, our private sector loans increased to Ps. 5,525 million including the effect of the acquisitions of Banco de Tucumán and Nuevo Banco Bisel. During 2007, our private sector lending portfolio increased to Ps. 9,336 million. This increased lending reflects both our higher market share resulting from our earlier return to the lending market than our competitors and the improvement of private sector lending after the crisis of 2001 and 2002, which had caused a collapse in both demand for and supply of new loans. We see the following trends in this important area of our business:
•
Low cost of funds; high levels of liquidity. As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen increases in our gross intermediation margin as our private sector lending has increased.

•
Demand from large corporations has preceded demand from small and medium-sized companies and consumers. New lending in Argentina has been primarily fueled by commercial lending, which for the Argentine banking system represented approximately two-thirds of new lending in 2004, which we believe to be generated by large corporations. Over the medium term we expect small and medium-sized companies, which lack access to the securities markets, to represent a larger component of new lending. Consumer lending has not yet fully recovered and remains at 5% of GDP as of December 31, 2007, despite having achieved levels higher than 10% before the crisis.

•
Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2007 was concentrated in short-term products. For example, the ratio of personal loans, overdrafts and documents to GDP has increased from 3% in June 2003 to 6% as of December 31, 2007 while long-term loans represented by mortgages and secured loans have remained at 2% of GDP during the same period (despite substantial GDP growth during the period).

•
Reduced spreads. We expect the high intermediation spreads that prevailed after the economic crisis to continue to decline due to increasing competition in the banking sector. The reduction of private sector credit volume has prompted Argentine banks to lend at lower interest rates in an effort to capture a larger portion of the contracted loan market, largely accounting for the current low spreads. Additionally, if the Central Bank increases interest rates to combat inflation, funding costs may increase. The expansionary monetary policy being undertaken by the Central Bank has resulted in unusually low funding costs. Interest rates on short-term time deposit accounts remain negative in real terms. Inflation pressures may push these rates upward in the medium term. If the spread reduction continues without a significant increase in volumes, profitability will be negatively affected. This trend will be partially offset for us by our stable depositor base, which provides a low cost source of funding.

Organic growth complemented by strategic acquisitions
We will continue to consider strategic acquisition opportunities that complement our branch network and are consistent with our strategy. As result of 2001 crisis, Argentine banks have responded to reduced lending volumes primarily by reducing their operating costs in real terms and sometimes by downsizing their operations. Due to the increase in loan volume, many Argentine banks are likely to need additional capital. In this scenario, we have the opportunity, because of our significant excess of liquidity and capital, to continue to complement our organic growth with strategic acquisitions.
We evaluate the effectiveness of our acquisition strategy by how it complements our organic growth strategy and whether we have succeeded in increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services.
Recovery of private sector loan portfolio credit quality
Our private sector loan portfolio credit quality has improved from 2002 through December 31, 2007, in line with the Argentine economic recovery. Our non-performing loans as a percentage of total loans declined from 16.94% as of December 31, 2002 to 1.55% as of December 31, 2007. During the same period, allowances as a percentage of non-performing loans went from 70.04% as of December 31, 2002 to 138.77% as of December 31, 2007, reflecting our policy to have adequate allowances.
Recent changes in export tax tariffs and agricultural
Argentina introduced a regime of sliding-scale export tariffs on soy products in March 2008, in addition to the foreign trade tax policies already in force. In reaction and to protest against these tariffs, farmers staged a strike. The strike caused some food shortages and, therefore, negatively impacted inflation. After a month-long pause, farmers revived the strike, including blocking roads throughout the country. The strike currently is in abeyance. However, if the farmers return to striking and roadblocks care put up again, the resulting lower economic activity, food shortages and higher inflation could affect Argentina’s political and economical environment. For the banking sector, this could lead to a decrease of deposits, an increase in interest rates, lower credit expansion and a deterioration in asset quality.

RESULTS OF OPERATIONS
The following discussion of our results of operations is for the bank as whole and without reference to any operating segments. We do not manage the bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability.
We consider total loans to the private sector and the level of our average total deposits to be key measures of our core business. Total loans to the private sector grew by 87% from 2,948.8 million as of December 31, 2005 to Ps. 5,525 million as of December 31, 2006, of which Ps.1,223 million were loans from Banco del Tucumán and Nuevo Banco Bisel. Our private sector loans increased by 69% from Ps.5,525 million as of December 31, 2006 to Ps. 9,336 million as of December 31, 2007. As of December 31, 2006, our private sector deposits grew 53% to Ps.8,770 million compared to Ps.5,737.4 million as of December 31, 2005. The level of our private sector deposits grew by 35% from Ps.8,770 million as of December 31, 2006 to Ps. 11,804 million as of December 31, 2007. In addition, we experienced a dramatic increase in our public sector deposits as a result of the substantial fiscal surpluses experienced by the four provincial governments for whom we act as financial agent.
Banco Macro also improved the quality of its credit portfolio. Banco Macro continued to improve its asset quality ratios and has among the highest quality assets of any Argentine bank. The ratio of non-performing financing to total financing was 1.53% as of December 2007 including the 2006 acquisitions as compared to 5.1% as of 2005 and 1.98% as of 2006.

	Year ended December 31,
		2006 (including	2007 (including
		the 2006	the 2006
	2005	acquisitions)	acquisitions)
	(in thousands of pesos except for ratios)
Commercial Portfolio	2,503	4,097	5,291
Irregular Commercial Portfolio	133	65	46

Consumer Portfolio	1,574	3,351	5,700
Irregular Consumer Portfolio	75	82	122

Total Portfolio	4,077	7,448	10,991
Total Irregular Portfolio	208	147	168
Irregular/Total Portfolio Ratio	5.10%	1.98%	1.53%
Total Provisions	266	230	238
Coverage Ratio	127.88%	156.34%	141.53%
Banco Macro is using new sources of funding to prepare for potential changes in the Argentine loan market over the long-term. In December 2006, the Bank issued a series of subordinated notes for a nominal US$150 million due 2036 at a fixed rate of 9.75% for the first ten years and at LIBOR plus 7.11% for the following years. In addition, in January 2007, the Bank issued a US$150 million series of 10-year notes due 2017 at a fixed rate of 8.50% and, in June 2007, the Bank issued a US$100 million series of Argentine peso-linked notes due 2012 at a fixed rate of 10.750%.
The Bank maintains a high liquidity ratio. The ratio was 53.2% as of December 31, 2007. This was above the average of the financial system as a whole.
YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006 AND YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005
The disclosure includes consolidated comparisons and, in some cases, also comparisons for 2006 against 2005 and comparisons for 2007 against 2006 of Banco Macro without the 2006 acquisitions of Nuevo Banco Bisel and Banco del Tucumán in order to permit period-to-period comparisons, considering that Banco del Tucumán was acquired in May 2006 and Nuevo Banco Bisel was acquired in August of 2006.

Net Income
The following table sets forth certain components of our income statement for the years ended December 31, 2005, 2006 and 2007. Our results of operations for 2006 include results for Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006 through year end. Our results of operations for 2007 include results for Banco del Tucumán and Nuevo Banco Bisel for the entire year.

	Year ended December 31,
			2006 without		2007 without
			2006		2006
	2005	2006(1)	acquisitions(2)	2007	acquisitions(2)
	(in thousands of pesos)
Financial income	749,583	1,155,207	993,425	1,890,422	1,420,908
Financial expenses	(302,909)	(394,897)	(354,289)	(805,265)	(672,428)

Gross intermediation margin	446,674	760,310	639,136	1,085,157	748,480
Provision for loan losses	(70,309)	(59,773)	(48,872)	(94,717)	(71,425)
Service charge income	302,758	452,232	388,724	662,326	497,312
Service charge expenses	(59,510)	(93,323)	(84,174)	(150,282)	(123,012)
Administrative expenses	(443,026)	(652,457)	(552,376)	(957,043)	(690,454)
Net other income	120,201	97,490	155,809	44,187	216,188

Income before income tax	296,788	504,479	498,247	589,628	577,089
Income tax	(34,042)	(76,961)	(73,961)	(92,345)	(81,922)
Minority Interest	—	(3,178)	54	(2,083)	33

Net income	262,746	424,340	424,340	495,200	495,200

(1)	Results for 2006 include the results of Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006.

(2)	The results of Banco del Tucumán and Nuevo Banco Bisel are included in “Net Other Income.”
Our consolidated net income for 2007 was Ps. 495.2 million, which was a 17% increase over 2006. Our consolidated net income for 2006 increased 62 % to Ps.424.3 million from Ps. 262.7 million for 2005.
Financial Income
Our financial income increased 64% on a consolidated basis in 2007 as compared to 2006. Our financial income increased 54% on a consolidated basis in 2006 as compared to 2005. The components of our financial income for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Year ended December 31,
			2006 without
			2006		2007 without 2006
	2005(1)	2006(1)	acquisitions	2007	acquisitions
	(in thousands of pesos)
Interest on cash and due from banks	4,080	11,682	11,408	19,917	18,351
Interest on loans to the financial sector	5,320	16,720	13,786	32,157	30,229
Interest on overdrafts	53,953	120,040	96,186	192,599	146,661
Interest on documents(2)	32,157	56,988	42,823	139,102	59,695
Interest on mortgage loans	29,655	48,506	44,733	68,065	55,380
Interest on pledge loans(3)	26,160	43,038	39,427	51,480	38,213
Interest on credit card loans	18,233	30,969	27,992	55,665	44,371
Interest on other loans(4)	121,062	259,801	230,064	527,954	446,927
Interest on other receivables from financial intermediation	19,901	15,050	13,876	18,471	15,176
Income from government and private securities, net	156,158	324,178	262,875	488,757	307,048
Income from guaranteed loans(5)	28,625	29,898	26,656	35,043	25,965
Net income from options	—	—	—	1,604	1,604
CER (Benchmark Stabilization Coefficient) adjustment(6)	185,421	84,951	76,928	78,065	60,076
CVS (Salary Variation Coefficient) adjustment	1,987	1,947	1,944	1,605	1,603
Difference in quoted prices of gold and foreign currency	31,392	40,007	37,946	48,823	41,150
Other(7)	35,479	71,432	66,781	131,115	128,459

Total financial income	749,583	1,155,207	993,425	1,890,422	1,420,908

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(2)	Includes factoring, check cashing advances and loans with promissory notes.

(3)	Includes primarily secured car loans.

(4)	Includes interest on loans not classified under prior headings.

(5)	Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.

(6)	Includes CER accrued for all the assets subject to adjustment by CER.

(7)	Principally results from leasing activity.

2007 and 2006. Our financial income increased 64% on a consolidated basis and 43% without the 2006 acquisitions. Interest on loans increased 85% on a consolidated basis and 66% without the 2006 acquisitions due to a higher volume of loans to the private sector. We continue to exhibit high rates of growth as loans to the private sector increased 69% as of December 31, 2007 as compared to December 31, 2006. Thus, the share of our total financial income from private sector loans increased from 48% to 56% on a consolidated basis. The main drivers of this growth have been consumer loans, which grew 104%, and medium-term loans structured for our corporate customers recorded in “Other,” which grew 52% during 2007.
Income from government and private securities climbed 51% on a consolidated basis and 17% without the 2006 acquisitions mainly driven by LEBAC/NOBAC results, which increased 57% (the average rate of NOBACs increased from 8.96% during 2006 to 10.05% during 2007).
Indexation by CER decreased 8% on a consolidated basis due to the fact that the volume of loans and bonds adjusted by CER decreased for the year. Additionally, inflation for the twelve months ended December 31, 2007 was lower than the same period in 2006 (inflation of 8.47% during 2007 compared to 9.84% during 2006).
Our other income increased 84% during 2007 as compared to the same period in 2006. This increase is principally due to higher income from leasing activity (Ps. 25.5 million of increase in income based on leasing portfolio increase of 73%) and higher interests from foreign trade activity (Ps. 27 million of increase in income).
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
Without including the 2006 acquisitions, our other income increased 88%, or Ps.31 million, during 2006 as compared to the same period in 2005. On a consolidated basis, our other income increased 101%, or Ps.36 million, during 2006 as compared to 2005. This increase is principally due to higher income from leasing activity (Ps. 22 million of increase in income based on leasing portfolio increase of 92%) and higher interests from foreign trade activity (Ps. 14 million of increase in income).
Financial expenses
Financial expenses increased 104% on a consolidated basis in 2007 as compared to 2006. Our financial expenses increased 30% on a consolidated basis in 2006 as compared to 2005. The components of our financial expenses for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Year ended December 31,
			2006 without		2007 without
			2006		2006
	2005(1)	2006(1)	acquisitions	2007	acquisitions
	(in thousands of pesos)
Interest on checking accounts	2,647	9,475	8,665	19,968	18,251
Interest on savings accounts	4,302	6,736	5,976	11,372	8,985
Interest on time deposits	106,486	233,697	209,629	457,395	382,788
Interest on interfinancing received loans (received call)	980	801	794	4,608	4,572
Interest on other financing from the financial sector	43	252	210	226	130
Interest on other liabilities from financial intermediation(2)	13,796	14,421	14,395	70,706	70,608
Interest on subordinated bonds	1,806	2,017	2,017	49,858	49,858
Other interest	11,482	12,410	10,648	9,768	6,131
Net loss from options	1,017	371	371	—	—
CER adjustment(3)	117,048	55,732	46,633	43,717	24,953
Contribution to Deposit Guarantee Fund	9,701	12,753	10,968	20,182	15,939
Other(4)	33,601	46,232	43,983	117,465	90,213

Total financial expenses	302,909	394,897	354,289	805,265	672,428

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(2)	Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.

(3)	Includes CER accrued for all the liabilities subject to adjustment by CER..

(4)	Includes interest on deposits in the form of government securities and CEDROs.

2007 and 2006: Financial expenses increased 104% on a consolidated basis and 90% without the 2006 acquisitions.
The growth of financial expenses is mainly explained by interest on time deposits, which grew 96% on a consolidated basis and 83% without the 2006 acquisitions. This growth originated from two factors: the increasing volume of deposits, which grew 35% during 2007 and the higher prevailing interest rates owing to with the increase in interest rates in the financial system as a whole (for time deposits in pesos, the interest rate was 7% in December 2006 and more than 10% in December 2007).
In addition, the increase in interest on other liabilities from financial intermediation and interest on subordinated notes was due to interest accrual from subordinated and non-subordinated notes. On December 18, 2006, the Bank issued US$150 million of Class 1 Subordinated Notes due 2036 at a fixed annual rate equal to 9.75% for the first 10 years and a variable one for the remaining years (six month LIBO rate + 7.11%). On January 29, 2007 the Bank issued US$150 million of Class 2 Notes due 2017 at a fixed annual rate equal to 8.50% and on June 7, 2007 issued U.S.$100 million of Argentine Peso-Linked Notes due 2012 at a fixed annual rate equal to 10.750%.
Indexation by CER fell 22% on a consolidated basis, due to the CPI evolution and the reduction on the portfolio to be adjusted (inflation of 8.47% during 2007 compared to 9.84% during 2006).
“Other expenses” showed a significant growth of 154% during 2007, mainly due to i) the decrease in value of the guaranteed loans portfolio as a consequence of a higher discount rate established by the Central bank and ii) turnover tax .
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
Provision for loan losses
2007 and 2006: Provision for loan losses increased 58% on a consolidated basis for 2007 compared to 2006 and 46% without the 2006 acquisitions, in connection with the increasing loan portfolio. Private sector loans grew 69% compared to 2006 balances.
2006 and 2005. Provision for loan losses decreased 15% on a consolidated basis for 2006 compared to 2005 and 30% without the 2006 acquisitions, in connection with the asset quality improvement.
Service charge income
The following table provides a breakdown of our service charge income by category for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
			2006 without		2007 without
			2006		2006
	2005(1)	2006(1)	acquisitions	2007	acquisitions
	(in thousands of pesos)
Service charges on deposit accounts	181,961	273,976	224,911	422,589	297,457
Debit and credit card income	22,959	65,410	58,975	92,519	79,616
Other fees related to foreign trade	10,630	11,607	10,818	15,947	13,651
Credit-related fees	19,175	35,964	30,173	53,995	36,049
Capital markets and securities activities	1,666	2,085	2,041	2,951	2,672
Lease of safe-deposit boxes	5,712	8,467	7,420	14,049	9,434
Fees related to guarantees	570	5,876	5,837	2,789	2,718
Other(2)	60,085	48,847	48.549	57,487	55,715

Total service charge income	302,758	452,232	388,724	662,326	497,312

(1)	See note 4.2 to our audited financial statements for the year ended December 31, 2007.

(2)	Includes insurance income.

2007 and 2006: Service charge income increased 46% on a consolidated basis primarily due to the increase in the volume of our operations. The main drivers were fees related to deposits, which grew 54% and represent 64% of total service charge income, fees related to debit and credit cards, which grew 41% and fees related to lending activities, which grew 50%.
2006 and 2005. Service charge income increased 49% on a consolidated basis primarily due to the increase in the volume of our operations and the acquisitions of 2006. The main drivers were fees related to deposits, which grew 51% and represent 61% of total service charge income, fees related to debit and credit cards, which grew 185% and fees related to lending activities, which grew 74%.
Service charge expenses
Service charge expense in 2007 increased 61% on a consolidated basis compared to 2006 mainly due to higher credit card and debit card processing fees, other service fees and taxes. Service charge expenses in 2006 increased 57% on a consolidated basis and 41% without the 2006 acquisitions, as compared to 2005, for the same reasons.
Net service charge income grew 43% on a consolidated basis and 23% without the 2006 acquisitions as compared to 2006, and during 2006 grew 48% on a consolidated basis and 25% without the acquisitions as compared to 2005.
Administrative expenses
The components of our administrative expenses for the years ended December 31, 2005, 2006 and 2007 are reflected in the following table:

	Year ended December 31,
					2007 without
			2006 without 2006		2006
	2005	2006	acquisitions	2007	acquisitions
	(in thousands of pesos)
Personnel expenses	254,821	396,338	327,729	589,021	401,756
Directors and statutory auditors fees	14,142	14,362	13,167	37,695	33,909
Other professional fees	26,104	39,670	37,215	42,428	36,331
Advertising and publicity	22,668	31,866	29,719	50,343	45,634
Taxes	5,808	9,008	6,802	13,491	7,156
Depreciation of equipment	19,218	29,231	23,735	42,723	32,074
Amortization of organization costs	12,588	13,263	12,290	17,923	15,553
Maintenance, conservation and repair expenses	17,649	25,209	21,881	36,930	26,801
Security services	16,366	25,003	20,855	35,487	24,748
Electric power and communications	17,164	22,912	18,091	32,206	19,317
Lease payments	9,889	14,123	12,127	18,686	14,391
Insurance	3,973	5,253	4,663	6,110	4,857
Stationery and office supplies	7,979	9,046	7,900	14,739	10,477
Other	14,657	17,173	16,202	19,261	17,450

Total administrative expenses	443,026	652,457	552,376	957,043	690,454

2007 and 2006: Administrative expenses increased 47% on a consolidated basis and 25% without the 2006 acquisitions, mainly due to personnel expenses which grew 49% on a consolidated basis. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees as a result of the 2006 acquisitions.
2006 and 2005. Administrative expenses increased 47% on a consolidated basis and 25% without the 2006 acquisitions, mainly due to personnel expenses which grew 55% on a consolidated basis and 29% without the 2006 acquisitions. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees as a result of the 2006 acquisitions.

Net other income
Net other income decreased 55% (or Ps. 53 million) on a consolidated basis in 2007 in comparison to 2006 due to lower level of recovered loans and allowances reverse.
Net other income decreased 19% or Ps.23 million in 2006 in comparison with 2005 as a result of two main factors: (1) a Ps.16 million increase due to credit recoveries and (2) an increase in other losses of Ps.39 million, due to non-recurring expenses related to ADS offering and Notes issuance.
Income tax
During 2007, we had income tax expenses of Ps.92 million, compared to Ps.77 million recorded in 2006 (increasing 19.5%), on greater income before income tax (income before income tax increased 17% compared to 2006).
Income tax expenses increased 126% on a consolidated basis from Ps.34 million in 2005 to Ps.77 million in 2006 mainly due to the fact that, since the fiscal year ended December 31, 2006, the Bank accrues in income tax the effects of pesification and the CER adjustments of guaranteed loans based on Decree 1035/06 dated on August 14, 2006. Also, the Bank and its subsidiaries included a higher income tax provision in 2006 because the computable net operating loss was used in 2005.
B. Liquidity and Capital Resources
Our main source of liquidity consists of deposits, which totaled Ps.13,591 million as of December 31, 2007, Ps.10,071 million as of December 31, 2006 and Ps. 6,565 million as of December 31, 2005. These deposits include deposits generated by our branch network, from institutional and very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.
Funding continued increasing at a fast pace during 2007 driven mainly by the increase in total deposits, which grew 35% during the year. These deposits were used primarily for financing the growth in credit for the private sector, with the remainder being invested in profitable liquid assets, such as LEBACs and NOBACs, short-term loans to highly rated companies, Central Bank repurchase obligations and cash. This approach has enabled us to maintain a high liquidity to deposits ratio of 62% as of December 31, 2007 while awaiting a return to stronger demand for private sector loans.
In December 2006, we issued a series of subordinated notes for a nominal US$150 million due 2036 at a fixed rate of 9.75% for the first ten years and at LIBOR plus 7.11% for the following years. The notes are treated as capital for regulatory purposes. In addition, in January 2007 we issued a US$150 million series of 10-year notes due 2017 at a fixed rate of 8.50% and in June 2007 we issued a US$100 million series of Argentine peso-linked notes due 2012 at a fixed rate of 10.750%. The proceeds from the placement of the notes will be used to make medium-term loans.
In June 2007, the General Ordinary and Extraordinary Shareholders’ Meeting approved the increase of the USD 400,000,000 (US dollars four hundred million) of the Global Program for the issuance of Negotiable Obligations to USD 700,000,000 (US dollars seven hundred million), or an equal amount in other currencies, as set forth in the original program.
In January 2008, we signed a 24-month extension to the US$ 50 million loan from Credit Suisse First Boston International, at 8.55% rate and maturing in January 2010. Additionally, the bank currently has access to uncommitted lines of credit with foreign banks and to letters of credit.
During the quarter ended March 31, 2008, the Bank repurchased and settled non-subordinated 8.50% Notes Due 2017 negotiable obligations for a face value amount of USD 9,500,000. Consequently, the remaining principal of 8.50% Notes Due 2017 totals USD 140,500,000.
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
We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2007, we had excess capital of Ps. 1,819 million (158% of minimum capital requirement).
On January 8, 2008, the Board of Directors decided to establish the terms and conditions for the acquisition of its own shares issued by the Bank. See Item 16.

Minimum capital requirements
Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2005	2006	2007
(in thousands of pesos, except
ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	251,394	549,882	749,855
Allocated to Bank premises and equipment, intangible assets and equity investment assets	64,247	81,647	95,729
Market risk(1)	21,011	60,547	127,445
Interest rate risk	15,136	16,371	102,343
Government sector and securities in investment account	14,296	19,746	38,609
Incremental requirement	—	13,328	36.202

Required minimum capital under Central Bank Rules	366,084	741,521	1,150,183

Basic net worth	1,226,908	2,426,351	2,697,416
Complementary net worth	243,124	383,040	461,405
Deductions	21,638	(153,115)	(189,145)

Total capital under Central Bank Rules	1,491,670	2,656,276	2,969,676

Excess capital	1,125,586	1,914,755	1,819,493

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	31.03%	31.31%	26.81%
Average shareholders’ equity as a percentage of average total assets	14.25%	16.24%	13.87%
Total liabilities as a multiple of total stockholders’ equity	5.37	x	5.27	x	6.31	x
Cash as a percentage of total deposits	18.11%	26.08%	22.94%
Liquid assets as a percentage of total deposits(2)	58.65%	61.92%	52.01%
Loans as a percentage of total assets	36.12%	45.00%	50.60%

(1)	Average variance for December.

(2)	Liquid assets include cash, LEBACs, NOBACs, and interbanking loans. Since 2004, we include overnight loans to highly rated companies.
We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.
Funding
Our principal source of funding is deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2005, 2006, and 2007.

	As of December 31
	2005(1)	2006(1)	2007
	(in thousands of pesos)
Deposits
From the non-financial government sector	822,687	1,295,630	1,774,121
From the financial sector	5,208	5,078	13,310
From the non-financial private sector and foreign residents
Checking accounts	1,036,175	1,876,232	2,599,682
Savings accounts	1,100,633	2,097,362	2,780,350
Time deposits	3,222,011	4,380,981	5,907,005
Investment accounts(2)	29,826	18,836	63,063
Other(3)(4)	292,767	360,195	391,176
Accrued interest, adjustments and foreign exchange differences payable	56,019	36,703	62,442
Borrowing from Central Bank and financial institutions
Central Bank (5)	217,511	386,089	347,896
Banks and international institutions	158,544	182,405	164,829
Financing received from Argentine financial institutions	42,259	68,158	160,296
Other	186,371	250,096	493,912
Minority interest in subsidiaries	—	78,045	12,640
Corporate Bonds	—	—	799,537
Subordinated Corporate Bonds	12,047	507,844	490,695
Shareholders’ equity	1,489,652	2,315,097	2,707,706

Total funding	8,671,710	13,858,751	18,768,660

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2007.

(2)	Time deposit payable at the option of the depositor.

(3)	As of December 31, 2005, deposits include Ps.88.1 million, for CEDROs.

(4)	Primarily includes CEDROs, expired time deposits, and judicial deposits.

(5)
For 2005 represents amounts borrowed by Nuevo Banco Suquía from the Central Bank to purchase bonds to deliver to depositors in exchange for their CEDROs. For 2006 also includes amounts attributable to Nuevo Banco Bisel.

Critical accounting policies
Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See note 35 to the financial statements for the three years ended December 31, 2007 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.
Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are subjective or complex. Most accounting policies are not considered by management to be critical accounting. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in note 4 to our audited consolidated financial statements for the three years ended December 31, 2007.
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
Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the write-off of non-performing loans classified as irrecoverable after a certain period of time and on management’s decisions to write off non-performing loans evidencing a very low probability of recovery.
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
We record provisions after evaluating the loan portfolio in terms of delay (for consumer loans) or constant monitoring (for commercial loans). This process determines whether an increase or decrease in charges for non-performing loans is required based on our estimate of whether the credit is worsening or improving, or whether the loan is repaid. Our loan loss charges have been historically stable (absent the impact of the Argentine crisis), accommodating qualitative and quantitative changes in the composition of our loan portfolio. We believe that, as a result of the stabilization of the macroeconomic environment, there should not be substantial changes in the assumptions we will make to determine the allowances for loan losses. As a result, we do not believe that more current information will result in our actual results being materially different from our estimates, and therefore, we do not expect the provisions for loan losses to have a significant impact on our net income.
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
Impaired loans—non-financial private sector and foreign residents
The Bank applies SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing U.S. GAAP adjustments. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

Interest recognition—non-accrual loans
The method applied to recognize income on loans is described in note 4.4.d of our audited consolidated financial statements for the years ended December 31, 2007. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt, generally after 90 days of being past due. Accrued interest remains on our books and is considered a part of the loan balance when determining the loan loss reserve.
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
Guaranteed loans
We have additional guaranteed loans acquired in the market and also through the business combinations that took place during the previous year. The difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with PB 6—Amortization of Discounts on Acquired Loans. From 2005, the Bank apply SOP03-3 — “Accounting for certain Loans and Debt Securities Acquired in a transfer” for loans acquired.
Secured bonds
We have outstanding secured bonds to the Argentine government. Pursuant to Central Bank Rules, these loans do not require a loan loss reserve. However, beginning March 2003, Communiqué “A” 3,911 required these bonds to be valued at the lower of their book value or their net present value calculated using an increasing discount rate specified by such Communiqué and supplementary rules. For more information, see note 4 to our audited consolidated financial statements, for the years ended December 31, 2007.
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
Effective January 1, 2007, the company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
The adoption of FIN 48 did not have an impact on Banco Macro’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2007.
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
The Central Bank established the methods for disclosure and amortization of negative goodwill, as well as the treatment thereof in the merger process. Such amortization methods depend on the reasons that originated such negative goodwill and are summarized: (a) for differences between book and fair values of government securities and guaranteed loans over the period of convergence of these values; (b) for differences between book and current values of the loan portfolio during the effective period thereof; (c) for expected future losses, upon occurrence thereof; or (d) for differences between book and current values of non-monetary assets, during the amortization period of these assets. Positive goodwill, if any, is amortized based on estimated useful life.
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
The difference between the purchase price and the fair value of the net assets acquired results in a negative goodwill or positive goodwill. The negative goodwill can be applied to reduce, on a pro rata basis, the amounts assigned to the non-current assets acquired and the surplus, if any, is charged to income for the year. Positive goodwill, if any, should be analyzed to determine whether it is amortizable and in which periods it is amortized, or if it continues not amortized but it is tested for impairment annually.
C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
At the end of fiscal 2007, we became the first private bank in shareholders’ equity terms, the second bank as to loans to the private sector and the third bank as to deposits, thus becoming the private network with the most branches in the interior of Argentina. This great spreading over Argentine regional economies and the sectors that are availing themselves of the economic recovery imply a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provide us with a source of growth and low costs in its deposit base.

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
We will continue with its diversification and atomization strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. It also intends to stress its presence in the assistance to small- and medium-sized enterprises, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, a complete range of corporate financial services will be offered, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of its customers. Please see “Item 5 — Operating and financial review and prospects — Principal trends affecting our business”.
E. Off-Balance Sheet Arrangements
We enter into various transactions involving off-balance sheet financial instruments (see Note 33 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes.
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
F. Contractual Obligations
The following table represents our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period
		Less than			After
	Total	1 year	1–3 years	3–5 years	5 years
	(in thousands of pesos)
Contractual obligations
Central Bank	347,896	72,526	137,417	137,419	534
Banks and international institutions	164,829	7,279	157,550	—	—
Corporate Bonds	799,537	18,947	—	307,940	472,650
Financing received from Argentine financial institutions	160,296	119,038	5,865	7,280	28,113
Other	493,912	412,161	7,280	3,104	71,367
Subordinated corporate bonds	490,695	16,404	1,641	—	472,650

Total contractual obligations	2,457,165	646,355	309,753	455,743	1,045,314

Commercial commitments
Lines of credit	35,842	35,842	—	—	—
Guarantees	337,825	125,117	101,528	90,172	21,008
Standby letters of credit	95,565	94,537	247	781	—

Total commercial commitments	469,232	255,496	101,775	90,953	21,008

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
We are managed by our board of directors, which is currently comprised of ten members and four alternate members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for one fiscal year. At the shareholders’ meeting on September 26, 2005, our shareholders adopted an amendment to our bylaws that modifies the term for service and the process of election of directors. According to the amendment, each director’s term will be three fiscal years. If the shareholders elect more than eight board members, each director will be re-elected as a staggered board. The shareholders will designate approximately one-third of the directors to be re-elected one year later, one-third to be re-elected two years later, and one-third to be re-elected three years later. Each group must contain at least three directors. After the first term, directors shall be elected for three-year terms.
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
BOARD OF DIRECTORS
The following table sets forth information about the members and alternate members of our board of directors as of December 31, 2007:

				Year of
			Year First	Expiration of
Name	Position	Age	Appointed	Term
Jorge Horacio Brito	Chairman	55	2002	2008
Delfín Jorge Ezequiel Carballo	Vice Chairman	55	2002	2008
Jorge Pablo Brito	Director	28	2002	2008
Juan Pablo Brito Devoto	Director	47	2002	2007	(1)
Roberto Julio Eilbaum	Director	63	2002	2007	(1)
Luis Carlos Cerolini	Director	53	2002	2007	(1)
Carlos Enrique Videla	Director	62	2002	2009
Alejandro Macfarlane	Director	42	2005	2009
Guillermo Eduardo Stanley	Director	59	2006	2009
Constanza Brito	Director	26	2007	2009
Mario Eduardo Bartolomé	Alternate director	62	2004	2008
Ernesto Eduardo Medina	Alternate director	40	2002	2008
Marcos Brito	Alternate director	25	2007	2008
Fernando Raúl García Pulles	Alternate director	52	2007	2008

(1)	Re-elected by the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2008.

The following family relationships exist within the board of directors: (i) Chairman Jorge Horacio Brito and Vice Chairman Delfín Jorge Ezequiel Carballo are brothers-in-law; (ii) Directors Jorge Pablo Brito and Marcos Brito are the sons of Chairman Jorge Horacio Brito and the nephews of vice chairman Delfín Jorge Ezequiel Carballo; (iii) Director Constanza Brito is the daughter of Chairman Jorge Horacio Brito and the niece of vice chairman Delfín Jorge Ezequiel Carballo; (iv) Chairman Jorge Horacio Brito and Director Juan Pablo Brito are cousins and (v) Directors Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings.
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
The following table sets forth certain relevant information of our executive officers and our senior management as of December 31, 2007:

			Year First
Names	Position	Age	Appointed
Jorge Horacio Brito	Chief Executive Officer	55	2002
Delfín Jorge Ezequiel Carballo	Chief Financial Officer	55	2002
Juan Pablo Brito Devoto	Chief Accounting Officer	48	2002
Jorge Pablo Brito	Coordinator of the Executive Committee	28	2006
Guillermo Goldberg	Deputy general manager	50	2005
Jorge Francisco Scarinci	Financial and Investor relations manager	37	2006
Ana María Magdalena Marcet	Credit risk manager	46	2002
Miguel Gurfinkiel	Government portfolio manager	57	2006
Horacio Sistac	Corporate banking manager	51	2005
María Begoña Pérez de Solay	Retail banking manager	36	2002
Brian Anthony	Branch network manager	34	2005
Eduardo Roque Covello	Operations manager	50	2006
Máximo Eduardo Lanusse	Administration manager	34	2007
Daniel Hugo Violatti	Accountancy and Tax manager	44	2003
Constanza Brito	Human Resources manager	26	2005
Carmen Esther Estévez	Internal audit manager	50	2002
Francisco Martín Sguera	Legal manager	35	2005
Milagro Medrano	Institutional relations manager	31	2002
Set forth below are brief biographical descriptions of the members of our board of directors and our senior management. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Republic of Argentina.
Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our board of directors and member of our executive committee and senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the board of directors of Nuevo Banco Bisel, Banco del Tucumán, Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and Inversora Juramento S.A.
Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our board of directors and a member of our executive committee and our senior credit committee. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the board of directors of NuevoBanco Bisel, Banco del Tucumán, Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and Inversora Juramento S.A.
Jorge Pablo Brito was born on June 29, 1979. He is a member of our board of directors, the coordinator of our executive committee and a member of our senior credit committee, our technology and systems committee and our internal audit committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the board of directors of Macro Warrants S.A., Macro Valores S.A and Red Innova Administradora de Fondos S.A. and as director of Nuevo Banco Bisel, Banco del Tucumán , Sud Inversions y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and Inversora Juramento S.A..
Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our board of directors, our internal audit committee and our technology and systems committee. He has been with our bank since December 1992. Mr. Brito Devoto holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Brito Devoto serves as a chairman of the board of directors of Macro Bank LTD. and as vice-chairman of the board of directors Macro Valores S.A.. Mr. Brito Devoto also serves as director of Nuevo Banco Bisel, Banco del Tucumán, Sud Inversiones y Análisis S.A and Red Innova Administradora de Fondos S.A.
Roberto Julio Eilbaum was born on December 23, 1944. He is a member of our board of directors, and has been a member of the board since June 2002. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina. Mr. Eilbaum also serves as alternate director of Nuevo Banco Bisel and Banco del Tucumán.

Luis Carlos Cerolini was born on January 27, 1954. He is a member of our board of directors and has been a member of the board since April 2000. Mr. Cerolini holds a law degree and a masters in legal foreign affairs from the Law School of the National University of Córdoba in Argentina. Mr. Cerolini also serves as vice-chairman of Provincanje S.A. and director of Nuevo Banco Bisel, Banco del Tucumán, Sud Inversiones y Análisis S.A.,Macro Securities S.A. Sociedad de Bolsa, Macro Warrants S.A., Macro Valores S.A. and ACH S.A. Cámara Compensadora Electrónica.
Carlos Enrique Videla was born on March 21, 1945. He is a member of our board of directors and an independent member of our audit committee and our internal audit committee. He has been a member of the board since December 1999. Mr. Videla holds a law degree from the Law School of the Catholic University of Argentina. Mr. Videla also serves as alternate director of Nuevo Banco Bisel.
Alejandro Macfarlane was born on August 16, 1965. He is a member of our board of directors, and has been a member since April 2005, and is an independent member of our audit committee. He also serves as chairman of the board of directors of Empresa Distribuidora y Comercializadora Norte or Edenor S.A..
Guillermo Eduardo Stanley was born on April 27, 1948. He has worked for the Company since May 2005 and he has been a member of our board of directors since May 2006. He is an independent member of our audit committee. He also serves as chairman of the board of directors Havanna S.A.
Constanza Brito was born on October 2, 1981. She is the Human Resources manager for the Bank. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005. Ms. Brito also serves as alternate director of Banco del Tucumán.
Mario Eduardo Bartolomé was born on August 12, 1945. He is an alternate member of our board of director and has served on the board since July 2004.
Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our board of directors, and a member of our technology and systems committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina. Mr. Medina also serves as director of Nuevo Banco Bisel and Mercado Abierto Electrónico S.A. or MAE and as alternate director of Banco del Tucumán.
Marcos Brito was born on October 5, 1982. He holds an economics degree from the Universidad Torcuato Di Tella. He is a member of a board of directors of Nuevo Banco Bisel and an alternate member of our board of directors.
Fernando Raúl García Pulles was born on April 15, 1955. He has two legal titles, that of lawyer, and Doctor of Juridical Sciences, both granted by the Catholic University of Argentina. Mr. García Pulles served as Subprocurer for the nation’s treasury from 1991 to 1995. He is a partner of Estudio García Pulles-Calatrava & Asociados and off-counsel lawer in Estudio O’Farrell
Guillermo Goldberg was born on January 30, 1957. He is our Assistant general manager. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.
Jorge Francisco Scarinci was born on May 19, 1970. He is the head of investor relations and our finance manager. Mr. Scarinci holds a degree from the School of Economics of the University of Belgrano in Argentina, a masters in finance from the University of CEMA and became CFA in 2001.
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

Máximo Eduardo Lanusse was born on October 11, 1973. Mr. Lanusse holds a law degree from the University of Buenos Aires. He has been the Administration manager since February 2007.
Daniel Hugo Violatti was born on May 27, 1962. He is our accounting manager. He has been a member of our staff since December 1997. Mr. Violatti holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina.
Cármen Esther Estévez was born on April 28, 1957. She is our internal audit manager and a member of our internal audit committee. Ms. Estévez holds an accounting degree and a masters degree in system audits from the School of Economics of the University of Buenos Aires in Argentina. She has been a member of our staff since October 1997.
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
B. Compensation
Argentine law provides that the compensation paid to all directors and syndics (including those directors who are also members of senior management) in a fiscal year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income. Argentine law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and such issue is included in the agenda and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary meeting.
The aggregate amount of compensation paid by us to all of our directors, alternate directors and senior management for the fiscal year 2007 was Ps.36.4 million.
Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.
C. Board Practices
Corporate Governance
As a listed company on the New York Stock Exchange (“NYSE”), we are required under the rules governing listed companies to (i) comply with SEC’s requirements concerning audit committee, (ii) submit annual written affirmation to the NYSE and an Interim Written Annual Affirmation each time a change occurs in the Board of Directors or the Audit Committee, and (iii) disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. Finally, and, (iv) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.macro.com.ar.
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

Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Fernando Raúl García Pulles qualify as independent members of the board of directors under these criteria. Ladislao Szekely, Santiago Marcelo Maidana, Herman Fernando Aner, Alejandro Almarza, Horacio Della Rocca and Alejandro Carlos Piazza qualify as independent members of our supervisory committee under these criteria.
For information on the expiration of current terms see “Item 6.A.”
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
The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2007:

			Year of	Current
Name	Position	Age	Appointment	Term Ends
Ladislao Szekely	Syndic	54	2007	April 2008
Santiago Marcelo Maidana	Syndic	77	2007	April 2008
Herman Fernando Aner	Syndic	53	2007	April 2008
Alejandro Almarza	Alternate syndic	49	2007	April 2008
Horacio Della Rocca	Alternate syndic	54	2007	April 2008
Alejandro Carlos Piazza	Alternate syndic	53	2007	April 2008
All members were re-elected by the Ordinary and Extraordinary Shareholder’s Meeting held on April 29, 2008.
Set forth below are brief biographical descriptions of the members of our supervisory committee.
Herman Fernando Aner is a syndic on our supervisory committee. Mr. Aner holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Aner also serves as syndic of Nuevo Banco Bisel, Macro Valores S.A., Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Aner was admitted to the Accountants Professional Association of the City of Buenos Aires in 1981.
Santiago Marcelo Maidana is a syndic on our supervisory committee. Mr. Maidana holds a law degree from the University of Buenos Aires in Argentina. Mr. Maidana also serves as syndic of Nuevo Banco Bisel, Macro Valores S.A., Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Maidana was admitted to the Bar of the City of Buenos Aires in 1957.
Ladislao Szekely is a syndic on our supervisory committee. Mr. Szekely holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Szekely also serves as syndic of Nuevo Banco Bisel, Macro Valores S.A., Banco del Tucumán, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Szekely was admitted to the Accountants Professional Association of the City of Buenos Aires in 1979.
Alejandro Almarza is an alternate syndic on our supervisory committee. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. . Mr. Almarza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and Macro Warrants S.A. and as alternate syndic of Nuevo Banco Bisel, Macro Valores S.A., Banco del Tucumán, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.
Horacio Della Rocca is an alternate syndic on our supervisory committee. Mr. Della Rocca holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Della Rocca also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and as alternate syndic of Nuevo Banco Bisel, Macro Valores S.A., Macro Warrants S.A., Banco del Tucumán, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A.. Mr. Della Rocca was admitted to the Accountants Professional Association of the City of Buenos Aires in 1977.
Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and as an alternate syndic of Nuevo Banco Bisel, Macro Securities S.A. Sociedad de Bolsa , Macro Valores S.A. and Sud Inversiones y Análisis S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Audit Committee
Our audit committee is comprised of three directors, all of them have independent status according to CNV Rules, and one alternate director, who is independent. The Argentine independence standards under CNV Rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.
All of the members of our audit committee who were appointed through a resolution of the board of directors dated May 2, 2007 were elected for one-fiscal year renewable terms. They were renew by the board of directors in June 6, 2008,
The audit committee is responsible for the fulfillment of the duties within its powers, as set forth under the Argentine Decree No. 677/2001, including, among others, the following: (i) delivering an opinion regarding the board of director’s proposal of appointment of our external auditors and controlling their independent status, (ii) supervising the correct performance of our internal control and accounting systems, (iii) supervising the observance of the policies regarding information about our risk management, and (iv) delivering an opinion regarding transactions with related parties or transactions that may threaten any conflicts of interest. Furthermore, the audit committee has unlimited access to our books and registers and a right to request as much information as necessary for the performance of its duties.
The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2007:

			Year of
Name	Position	Age	Appointment	Status
Carlos Enrique Videla	Chairman	62	2007	Independent
Alejandro Macfarlane	Vice Chairman	42	2007	Independent
Guillermo Eduardo Stanley	Member	59	2007	Independent
Fernando Raúl García Pulles	Alternate Member	52	2007	Independent
Committees Reporting to the Board of Directors and to the CEO and the CFO
The following committees are under the supervision of our board of directors: the internal audit committee, the systems and technology committee, the senior credit committee and the executive committee.
Internal audit committee. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the relevant financial information and the audit committee’s reports.
The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2007:

Name	Position
Juan Pablo Brito Devoto	Director
Jorge Pablo Brito	Director
Carlos Enrique Videla	Director (Independent)
Carmen Estévez	Internal audit manager
Systems and technology. The systems and technology committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.
The following table sets forth certain relevant information of senior members of the systems and operations committee as of December 31, 2007:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Chief Accounting Officer
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Eduardo Roque Covello	Operations manager
Brian Anthony	Branch network manager
Milagro Medrano	Institutional relations manager
Daniel Hugo Violatti	Accountancy and Tax manager

Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps.5,000,000 and examines periodic reports related to our loan portfolio. The following table sets forth certain relevant information of the members of the senior credit committee, as of December 31, 2007:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
Ana M. Marcet	Coordinator of the Senior Credit Committee
Executive committee. The executive committee is responsible for the management of the business and affairs of the bank and its powers include to: (i) manage the business and affairs of the bank and all other matters delegated by the board of directors; (ii) develop the commercial, credit and financial policy of the bank subject to the goals approved by the board of directors; (iii) establish, maintain, eliminate, restructure or move the offices and areas of the administrative and operating organization of the bank; (iv) establish special committees and approve various operating structures and determine the scope of their functions and duties; (v) approve personnel, including to appoint the General Manager, Assistant Managers, Executive Vice Presidents and other Department Heads and Managers, and to set the amount of their remunerations, working terms and conditions and any other personnel policy measure, including promotions; (vi) propose the establishment, opening, moving or closing of branches, agencies or representatives in the country or abroad; and (vii) supervise the management of subsidiary companies and of the other companies in which the bank holds a participating interest and to propose to the board of directors the incorporation, acquisition or total or partial sale of participating interests in companies in financial services.
The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2007:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
D. Employees
As of December 31, 2007, we had 7,868 employees, 34% of whom worked at our headquarters and the remaining 66% at our branches. At December 31, 2007, more than 90% of our employees were represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our union and non-union employees and have never experienced a work stoppage. In connection with our acquisitions of Nuevo Banco Suquía and Nuevo Banco Bisel we agreed not to lay off Nuevo Banco Suquía and Nuevo Banco Bisel employees; however, unplanned layoffs occurred, not related to severance plans but to the normal course of business and the bank’s personnel policies. The payments related to the layoffs were immaterial.

	As of December 31,
Employees	2005	2006		2007
Headquarters	1,782	2,553		2,713
Branches	3,272	5,032		5,155

Total	5,054	7,585	(1)	7,868

(1)	Includes 2,474 from Banco del Tucumán and Nuevo Banco Bisel
E. Share Ownership
The persons who are currently members of our board of directors, our supervisory committee or are our senior management held as a group 243,344,274 shares of our capital stock as of December 31, 2007. This represented approximately 35.57% of our outstanding capital stock as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Cerolini, Alejandro Macfarlane, Carlos Enrique Videla and Marcos Brito, no member of our board of directors, the supervisory committee or senior management beneficially owned shares as of December 31, 2007.
The following table sets forth the beneficial ownership of our shares by the members of our board of directors, our supervisory committee and members of senior management:

			Percentage of
	Number of	Percentage of	Voting
Shareholder Name	shares owned	capital stock (%)	rights (%)
Jorge Horacio Brito	124,250,014	18.17%	19.95%
Delfín Jorge Ezequiel Carballo	111,910,112	16.36%	18.04%
Juan Pablo Brito Devoto	6,691,999	0.98%	1.07%
Luis Carlos Cerolini	179,900	0.03%	0.02%
Alejandro Macfarlane	170,000	0.02%	0.02%
Carlos Enrique Videla	92,249	0.01%	0.01%
Marcos Brito	50,000	0.00%	0.00%

Total	243,344,274	35.57%	39.11%

Additionally, the persons who are currently members of our board of directors, our supervisory committee or are our senior management held as a group a total of 244,030,005 shares of our capital stock as of May 30, 2008. This represented approximately 35.69% of our outstanding capital stock as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Jorge Pablo Brito and Marcos Brito no member of our board of directors, the supervisory committee or senior management beneficially owned shares as of May 30, 2008.
The following table sets forth the beneficial ownership of our shares by the members of our board of directors, our supervisory committee and members of senior management, as of May 30, 2008:

	Number of	Percentage of	Percentage of
Shareholder Name	shares owned	capital stock (%)	Voting rights (%)
Jorge Horacio Brito	124,520,643	18.21%	19.99%
Delfín Jorge Ezequiel Carballo	112,178,725	16.40%	18.08%
Juan Pablo Brito Devoto	6,691,999	0.98%	1.07%
Luis Carlos Cerolini	179,900	0.03%	0.02%
Alejandro Macfarlane	255,000	0.04%	0.03%
Carlos Enrique Videla	105,249	0.02%	0.02%
Jorge Pablo Brito	83,256	0.01%	0.01%
Marcos Brito	15,233	0.00%	0.00%

Total	244,030,005	35.69%	39.22%

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of December 31, 2007, we had 683,943,437 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 672,707,767 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of December 31, 2007, we had 6,456 holders of record of our shares.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2007:

	Number of	Number of
	Class A	Class B shares		Percentage of	Percentage of
Shareholder Name	shares owned	owned	Total	capital stock (%)	Voting rights (%)
Jorge Horacio Brito	5,292,143	118,957,871	124,250,014	18.17%	19.95%
Delfín Jorge Ezequiel Carballo	4,895,416	107,014,696	111,910,112	16.36%	18.04%
Other Shareholders	1,048,111	446,735,200	447,783,311	65.47%	62.01%

Total	11,235,670	672,707,767	683,943,437	100.00%	100.00%

Additionally, as of May 30, 2008, we had 683,978,973 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 672,743,303 Class B shares, all with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of May 30, 2008, we had 7,277 holders of record of our shares.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of May 30, 2008:

	Number of	Number of
	Class A	Class B shares		Percentage of	Percentage of
Shareholder Name	shares owned	owned	Total	capital stock (%)	Voting rights (%)
Jorge Horacio Brito	5,292,143	119,228,500	124,520,643	18.21%	19.99%
Delfín Jorge Ezequiel Carballo	4,895,416	107,283,309	112,178,725	16.40%	18.08%
Other Shareholders	1,048,111	446,231,494	447,279,605	65.39%	61.93%

Total	11,235,670	672,743,303	683,978,973	100.00%	100.00%

The table below represents the evolution of our capital stock and the material changes in equity participation of the controlling shareholders, in both cases, since June 30, 2002.

Date	Capital Stock (Ps.)	Event	Controlling Shareholders
June 30, 2002	64,410,357	Capital increase	Banco Macro S.A. 59.58%

January 31, 2003	455,242,646	Capitalization of irrevocable capital contributions	Banco Macro S.A. 81.23%

December 31, 2003	608,943,437	Merger with Banco Macro S.A.	Jorge H. Brito 30.93%
			Delfín Jorge Ezequiel Carballo 25.73%
			Fernando Andrés Sansuste 11.75%
			Juan Pablo Brito Devoto 2.12%

March 23, 2006	683,943,437	Capital Increase	Jorge H. Brito 18.9%
			Delfín Jorge Ezequiel Carballo 16.7%
			Fernando Andrés Sansuste 7.6%
			Juan Pablo Brito Devoto 1.3%

May 12, 2006	683,943,437	Transference of shares	Jorge H. Brito 21.64%
			Delfín Jorge Ezequiel Carballo 19.56%
			Juan Pablo Brito Devoto 1.27%

May 31, 2007	683,943,437	Transference of shares	Jorge H. Brito 18.87% (1)
			Delfín Jorge Ezequiel Carballo 16.80% (1)
			Juan Pablo Brito Devoto 0.10% (1)

February 29, 2008	683,978,973	Capital Increase (2)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.37%
			Juan Pablo Brito Devoto 0.98%

(1)	Monthly movements mainly from November 2006.

(2)
On June 4 and June 5, 2007, Shareholders’ Meetings for Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, resolved to authorize the merger of the two entities and increase the capital stock of Banco Macro S.A. from Ps.683,943,437 to Ps.683,978,973, issuing 35,536 Class B ordinary shares with a Ps. 1.00 par value and one vote per share, to be granted to the minority shareholders of Nuevo Banco Suquía S.A. as a result of the merger. Although this capital increase was authorized in 2007, the new shares were issued on February 12, 2008.

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
For the years ended December 31, 2007, 2006 and 2005, an aggregate of Ps. 15.8 million, Ps. 36.8 million and Ps.92.6 million, respectively, in financial assistance granted by us (credit, including guarantees granted) was outstanding to related parties. “Related parties” is defined as our directors, our senior officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated. The single largest amount of financial assistance outstanding as of December 31, 2007 was Ps. 5 million to Havanna S.A.
Likewise, as of December 31, 2007, 2006 and 2005, the deposits made by individuals related to the Bank amounted to Ps. 141.7 million, Ps. 271.3 million and Ps. 219.2 million respectively.
During the fiscal year ended December 31, 2007, the Bank sold miscellaneous assets to a related company, which generated income amounting to Ps. 3 million.
Additionally, during the year ended December 31, 2006, the Bank sold (i) certificates of participation to a director from Banco Macro S.A., which generated income for an amount equal to Ps. 8.5 million and (ii) its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to Ps. 0.4 million.
C. Interest of experts and counsel
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

			Aggregate
			Dividend
			Payment
Based on financial statements for year ended		Dividends per Share	(in millions of
December 31,	Payment Dates	(in pesos)	pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
Central Bank and contractual limitations on distribution of dividends
The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent, which were analyzed on case-by-case basis until November of 2006.
The Central Bank has eased these restrictions through Communication “A” 4589, as amended by Communication “A” 4591 and others, by providing for a mechanism for the calculation of distributable profits of the financial institutions.
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
By means of an authorization dated April 21, 2006, the Central Bank approved the distribution of dividends corresponding to our fiscal year ended December 31, 2005. The Central Bank, through an authorization dated April 16, 2007, authorized the Bank to distribute dividends corresponding to the fiscal year ended December 31, 2006 and by means of an authorization dated April 11, 2008, authorized the Bank to distribute dividends corresponding to the fiscal year ended December 31, 2007.
Additional regulatory and contractual restrictions exist which effect the distribution of earnings are included in Note 15 of our consolidated Financial Statements as of December 31, 2007.

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
Item 9. The Offer and Listing
A. Offer and listing details
The table below shows the high and low market prices in pesos for our Class B shares on the Buenos Aires Stock Exchange for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low
2008:
January	7.75	6.70
February	7.85	7.10
March	8.16	7.20
April	8.46	7.26
May	7.40	6.15

2007:
1st quarter	12.30	8.95
2nd quarter	11.75	9.80
3rd quarter	10.70	7.29
4th quarter	10.15	7.20
December	8.20	7.20

2006:
1st quarter	7.00	5.32
2nd quarter	7.37	5.75
3rd quarter	6.65	5.72
4th quarter	9.51	6.60

2005:
1st quarter	4.35	3.47
2nd quarter	4.28	3.58
3rd quarter	5.31	3.60
4th quarter	5.45	4.65

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
The table below sets forth the high and low market prices in pesos for the common shares of Banco Macro on the Buenos Aires Stock Exchange for the periods indicated:

	Ps. per Share
Banco Macro	High	Low
2003:
1st quarter	17.20	16.00
2nd quarter	28.70	20.00
3rd quarter	30.50	26.00
4th quarter	41.30	30.00

2002:
1st quarter	—	—
2nd quarter	4.10	3.40
3rd quarter	—	—
4th quarter	17.60	10.00

2001:
1st quarter	4.25	4.50
2nd quarter	4.00	4.00
3rd quarter	4.00	3.40
4th quarter	3.40	3.40

Source: Buenos Aires Stock Exchange Bulletin.
The table below sets forth the high and low market prices in pesos for the Class B shares of Banco Bansud on the Buenos Aires Stock Exchange for the periods indicated:
Banco Bansud

	Ps. per Class B Share
Banco Bansud	High	Low
2003:
1st quarter	1.65	1.04
2nd quarter	2.20	1.45
3rd quarter	2.16	1.80
4th quarter	2.99	2.05

2002:
1st quarter	0.70	0.33
2nd quarter	0.55	0.30
3rd quarter	1.06	0.46
4th quarter	1.74	0.90

2001:
1st quarter	1.74	0.90
2nd quarter	1.31	0.80
3rd quarter	1.07	0.30
4th quarter	0.54	0.30

Source: Buenos Aires Stock Exchange Bulletin.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the quarterly high and low market prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

	US$. per ADS
Banco Macro	High	Low
2008:
January	24.77	20.86
February	24.95	21.82
March	25.99	22.10
April	26.67	22.40
May	23.20	18.40

2007:
1st quarter	39.11	29.30
2nd quarter	39.00	31.98
3rd quarter	34.82	22.40
4th quarter	31.92	22.75
December	26.20	22.75

2006:
1st quarter	23.35	21.60
2nd quarter	24.69	18.70
3rd quarter	21.50	18.35
4th quarter	31.96	21.35

Source: Reuters
B. Plan of Distribution
Not applicable.
C. Markets
Our Class B shares are currently traded on the Buenos Aires Stock Exchange under the symbol ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 24, 2006 under the symbol ‘BMA’.
Our (i) 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Notes Due 2036, (ii) 8.50% Notes Due 2017 and (iii) 10.750% Argentine Peso-Linked Notes Due 2012 are all currently listed on both the Buenos Aires Stock Exchange and the Luxembourg Stock Exchange.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.

Item 10. Additional Information
A. Share Capital
Not applicable
B. Memorandum and Articles of Association
General
We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Buenos Aires, Argentina, under Nr. 1154 of Book 2, Volume 75 of Sociedades Anónimas. A translation of our by-Laws has been filed as an exhibit to our 2006 annual report on form 20-F filed on July 13, 2007.
As of December 31, 2007, our capital stock consists of Ps.683,943,437, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 672,707,767 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.
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
Corporate Purpose
Our bylaws sets forth that our corporate purpose is to engage within or outside of Argentina in any banking transaction contemplated and authorized under the FIL and other laws, rules and regulations governing banking activities in the place of performance, under the guidelines and with prior authorization, if appropriate, of the Central Bank. In addition, we are capable of acting as an agent in connection with securities in the open market, and in any exchange transactions contemplated under the legal provisions in effect governing the activity, under the guidelines and with the prior authorization, if appropriate, of the CNV. To that effect, we have full legal capacity to develop rights, incur obligations, and execute any kind of act and transaction related thereto. Furthermore, we are capable of having interests in other domestic or foreign financial institutions with the prior authorization of the Central Bank.
Shareholders’ liability
Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under Argentine corporate law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also "Risk Factors— Our shareholders may be subject to liability for certain votes of their securities”.
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

Holders of ADSs may be restricted in their ability to exercise preemptive rights if an annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to Argentine corporate law, in the case of public companies, such 30-day period may be reduced to a minimum of ten days if so approved by the company’s shareholders at an extraordinary shareholder’s meeting.
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
Notices of meetings
Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law, and in case of publicly traded companies, Law 17,811. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

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
Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes non-voting preferred shares shall have voting rights), without application of multiple votes, is required at both the first and second meeting for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) our anticipated dissolution, (iv) the total or partial redemption of shares, (v) our merger or spin-off, if we are not the surviving entity, or (vi) the transformation of our corporate legal status, in which cases resolutions shall be adopted by the affirmative vote of the majority of shares with the right to vote. Preferred shares will be entitled to one vote in these circumstances.
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
Election of directors
Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for one fiscal year. At the shareholders’ meeting on September 26, 2005, any director so appointed will serve for three fiscal years. If the shareholders elect more than eight board members, each director will be re-elected as a staggered board. At the time of the first annual meeting after the approval of the amendment in which the shareholders decide to elect more than eight board members, the shareholders will designate approximately one-third of the directors to be reelected one year later, one-third to be reelected two years later, and one-third to be reelected three years later. Each group must contain at least three directors. After the first term, directors shall be elected for three-year terms.
Anti-takeover provisions
Our bylaws do not contain any provision that would (i) oblige us to disclose information regarding our shareholders; (ii) have the effect of delaying, deferring or preventing a change in control, the last of which may happen only in the event of a merger, acquisition or public offering for acquisition.
Form and transfer
Our current capital stock is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores S.A. in the stock registry of the company carried by Caja de Valores S.A. or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores S.A., or with the participants of the Caja de Valores S.A.. Caja de Valores S.A. is in charge of maintaining a stock registry on our behalf based on information received from shareholders that choose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores S.A., and in accordance with Argentine law only those holders listed in the stock registry either directly or through participants of the Caja de Valores S.A. will be recognized as shareholders. Shares held by participants of the Caja de Valores S.A. have the same rights as shares recorded in our shareholders’ register.
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

	Exchange Rates(1)
	High	Low	Average(2)	Period-end
2002	3.8675	1.0000	2.9785	3.3630
2003	3.3625	2.7485	2.9493	2.9330
2004	3.0718	2.8037	2.9424	2.9738
2005	3.0523	2.8592	2.9230	3.0315
2006	3.1072	3.0305	3.0741	3.0695
2007	3.1797	3.0553	3.1156	3.1510
December 2007	3.1510	3.1318	3.1397	3.1510
January 2008	3.1575	3.1282	3.1444	3.1557
February 2008	3.1695	3.1505	3.1583	3.1587
March 2008	3.1688	3.1448	3.1558	3.1653
April 2008	3.1845	3.1520	3.1643	3.1635
May 2008	3.1812	3.0978	3.1511	3.0978
2008 through May 2008	3.1845	3.0978	3.1554	3.0978

(1)	Until June 2002, asked closing quotations as quoted by Banco de la Nación Argentina. Since July 2002, the reference exchange rate as published by the Central Bank.

(2)	Based on daily closing price.
Exchange controls
In 2001 and 2002, the Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions.
However, in June 2005, the Argentine government imposed certain additional restrictions on inflows and outflows of foreign currency to the Argentine foreign exchange market. Pursuant to such restrictions, new indebtedness and debt refinancings with non-Argentine residents from the private sector entered in the local foreign exchange market must have a term of at least 365 calendar days, among others.
Additionally, the regulation prohibits the prepayment of such indebtedness before the expiration of such term, irrespective of the payment method and whether or not liquidation includes a foreign exchange trade in the local market. The following transactions are exempted from this restriction: (i) foreign trade financings; (ii) purchase of primary stock and debt security issuances through public offerings and listed on self-regulated markets; and (iii) foreign financial indebtedness, provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used for the purchase of foreign currency to cancel principal on foreign debt and/or to invest in long term foreign assets; or (b) they have an average term of not less than two years (including payments of principal and interest for purposes of the calculation), and to the extent they are applied to the net purchase of fixed assets, as defined by Argentine GAAP.
As a result, any inflow of funds to the local foreign exchange market arising from, but not limited to: (i) foreign indebtedness, except in the above-mentioned instances; (ii) primary stock issuances of companies residing in Argentina not made pursuant to public offerings and not listed on self-regulated markets, to the extent they do not constitute foreign direct investments (i.e., represent at least a 10% interest in the local company); (iii) non-resident portfolio investments to hold Argentine currency and assets and liabilities in the financial and non-financial private sector, to the extent that they do not arise from the primary subscription of debt securities issued pursuant to a public offering and listed on a self-regulated market and/or the primary subscription of stock of companies residing in Argentina pursuant to a public offering and listed on a self-regulated market; and (iv) non-resident portfolio investments to purchase any right on securities issued by the public sector in the over-the-counter market, must comply with the following requirements, among others:
(1) fund inflows may only be transferred out of the local foreign exchange market upon the lapse of a term of 365 calendar days as from the date on which the funds entered the country; and
(2) the placement of a nominative, non-transferable and non-compensated deposit in U.S. dollars for an amount equal to the 30% of the amount involved in the transaction for a term of 365 calendar days, pursuant to the terms and under the conditions established in the applicable regulations.
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

E. Taxation
Material U.S. Federal Income Tax Considerations
The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder, and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:
•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	traders in securities that elect to mark to market;

•	certain financial institutions;

•	partnerships or other pass-through entities;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	holders that hold Class B shares or ADSs as part of a hedge, straddle, conversion transaction, constructive sale transaction or other integrated transaction;

•	holders that own, directly, indirectly or constructively, 10% or more of the total combined voting power of our shares;

•	real estate investment trusts; or

•	regulated investment companies.
This discussion does not address the estate, gift or alternative minimum tax consequences of holding Class B shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our Class B shares or ADSs. Moreover, this discussion does not address the state, local, or non-U.S. income or other tax consequences of an investment in our Class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.
We are uncertain whether we currently are a passive foreign investment company (a “PFIC”) or will be a PFIC in a future tax year. As discussed below under “Passive Foreign Investment Companies,” the application of the PFIC rules to banks is unclear under present federal U.S. federal income tax law. A determination that we are a PFIC generally will result in unfavorable consequences to a U.S. holder. You should carefully consider the discussion under “Passive Foreign Investment Companies” and consult your own tax advisor regarding the consequences of investing in a PFIC. Unless otherwise noted, the following discussion assumes that we are not a PFIC.
You should also consult your own tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences of purchasing, owning and disposing of our Class B shares or ADSs in your particular circumstances.
For the purposes of this discussion, you are a ''U.S. holder’’ if you are a beneficial owner of Class B shares or ADSs and you are for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds our Class B shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our Class B shares or ADSs should consult its own tax advisor.
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

We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term ''dividend’’ means a distribution that constitutes a dividend for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:
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
Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at a maximum rate of 15% under current law if the dividends represent ''qualified dividend income.’’ Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance recently issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance. See below for a discussion of our potential PFIC classification.
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
A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the common shares will be treated as foreign source income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the common shares. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS.
Taxation of Capital Gains. Deposits and withdrawals of Class B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
In general, gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Argentine tax) on the taxable disposition and such U.S. holder’s adjusted basis in the Class B shares or the ADSs. Capital gains of certain non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation, which rates currently are scheduled to increase on January 1, 2011. For example, for capital assets held for over one year, the maximum rate of tax under current law generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

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
In general, if during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the ''passive assets’’ of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business.
We are unable to determine if we are a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the ''active bank exception’’). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.
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
If we are treated as a PFIC for any taxable year, a U.S. holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Class B shares or ADSs, and (b) any ''excess distribution’’ made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Class B shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the Class B shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Class B shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Class B shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income.
A U.S. holder may mitigate these effects by electing mark-to-market treatment for its ADSs or Class B shares, provided the relevant shares constitute ''marketable stock’’ as defined in Treasury regulations. Our ADSs and our Class B shares will be ''marketable stock’’ if they are ''regularly traded’’ on a ''qualified exchange or other market’’. The term ''qualified exchange or other market’’ includes the New York Stock Exchange. Our ADSs will be ''regularly traded’’ if they are traded on at least 15 days during each calendar quarter, other than in de minimis quantities. For the calendar year of our initial public offering, our ADSs will be regularly traded if they are regularly traded, other than in de minimis amounts, on one-sixth of the days remaining in the quarter in which the offering occurred, and on at least 15 days during each remaining quarter of the calendar year. No assurance can be provided that our ADSs will be characterized as regularly traded on a qualified exchange or other market for this purpose. Our Class B shares will be treated as listed on a ''qualified exchange or other market’’ for purposes of the relevant Treasury regulations if the exchange on which they are listed has sufficient trading volume, listing, financial disclosure and surveillance, is regulated or supervised by a governmental authority of the country in which the market is located, and meets certain other characteristics. It is unclear whether the Buenos Aires Stock Exchange would meet these requirements and whether there would be sufficient trading of the Class B shares for the Class B shares to be characterized as ''regularly traded.’’ It is therefore unclear whether a U.S. holder would be able to elect mark-to-market treatment for the Class B shares.
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

Personal assets tax. Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional , or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are required to file annual reports, including exhibits, and other information with the SEC and to furnish interim information on Form 6-K. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 Fifth Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
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

All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaR’s models is therefore continuously monitored. As calculated by Banco Macro, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a five-day horizon at a one-tailed 99% confidence interval. We assume a five day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison.
The following table shows the 5-day 99% confidence VaR for Banco Macro combined trading portfolios for 2007 (in million of Pesos):

2007
Minimum	70.5
Maximum	134.5
Average	95.3
December 2007	127.4
In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. The main source of our VaR is the fixed income securities.
Interest Rate Risk
Interest-rate risk is the effect on our net interest income of the fluctuations of market interest rates. Sensitivity to interest rate arises in our normal course of business as the re-pricing characteristics of its interest-earning assets do not necessarily match those of its interest-bearing deposits and other borrowings. The re-pricing structure of assets and liabilities is matched when an equal amount of assets and liabilities re-price for any given period. Any excess of assets or liabilities over these matched items results in a gap or mismatch.
Our interest rate sensitivity analysis measures the risk arising from the different sensitivity of assets and liabilities when interest rate changes occur (“duration” approach). It covers all the assets and liabilities excluding tradable portfolios.
In this case our VaR model or maximum potential loss in the net economic value of the portfolio of assets and liabilities due to interest rate risk increases, considers a 3-month horizon and with a confidence level of 99%.
Our methodology also captures the real interest rate risk, which is the risk arising from the mismatch produced as a consequence of an imperfect correlation between inflation rate movements and financing interest rate variations.
The following table shows the 3-month 99% confidence VaR for Banco Macro combined interest rate position for 2007 (in million of Pesos):

2007
Minimum	5.9
Maximum	102.3
Average	28.1
December 2007	101.1
Foreign Exchange Risk
The following table shows the VaR for Banco Macro combined foreign exchange position for 2007 (in million Pesos):

2007
Minimum	2.8
Maximum	5.4
Average	4.1
December 2007	5.0
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2007. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.
Management’s Annual Report on Internal Control over Financial Reporting
The management of Banco Macro is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Banco Macro’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Banco Macro’s internal control over financial reporting includes those policies and procedures that:
a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
b)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

c)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Banco Macro’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2007 the Bank’s internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

Attestation Report of the Independent Registered Public Accounting Firm
Banco Macro’s independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting. The report follows below:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors and Shareholders of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires
We have audited the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries (a bank organized under Argentine legislation) (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 of BANCO MACRO S.A. and its subsidiaries and our report dated June 24, 2008 expressed an unqualified opinion on those consolidated financial statements.
City of Buenos Aires,
June 24, 2008
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
NORBERTO M. NACUZZI
Partner
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
The board of directors has determined that Guillermo Eduardo Stanley, independent member of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”.
Item 16B. Code of Ethics
In addition to the general code of ethics that applies to all of our employees, we have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions. The text of our code of ethics for our principal executive officers and principal financial and accounting officer and controller is posted on our web site at: www.macro.com.ar. There has been no change in our Code of Ethics during the period covered by this annual report.
Item 16C. Principal Accountant Fees and Services
Fees Paid to the Company’s Principal Accountant
In 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2007 are detailed below.

	For the year ended December 31,
Thousands of Pesos	2006	2007

Audit Fees	6,681	7,074
Audit Related Fees	550	1,733
All Other Fees	228	127

Total	7,459	8,934

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

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total			maximum number of
	number of	Average	Total number of	shares/Pesos that may yet be
	shares	Price paid	shares purchased as	purchased under the program
Period	purchased	per share	part of the program	in Shares	in $
1: January 8 – February 7 (1)	291,432	6.871	291,432	29,708,568	207,997,588
2: February 8 – March 7 (1)	1,148,000	6.939	1,439,432	28,560,568	200,034,371
3: March 8 – April 7 (1)	—	—	—	—	—
4: April 8 – May 7 (1)	—	—	—	—	—
5: May 8 – June 7 (2)(3)(4)	3,908,527	6.766	5,347,959	24,652,041	174,018,787
6: June 8 – June 27(3)(4)(5)	9,004,153	6.151	14,352,112	15,647,888	118,781,341
TOTAL	14,352,112	6.682	14,352,112	15,647,888	118,781,341

1.
On January 8, 2008 the Board of Directors of the Bank decided to establish the following terms and conditions for the acquisition of its own shares issued by the Bank under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the CNV: (a) maximum amount of the investment: Up to Ps. 210,000,000; (b) maximum number of shares to be acquired: Up to 30,000,000 common, book entry, Class B shares with a par value of Ps$. 1 (one Peso) each and entitled to 1 (one) vote per share, (the “Shares”), in the form of shares or American Depositary Shares or ADS representing 10 shares each, which amount does not exceed the limitation of the 10% of the capital of the Bank, as established by the applicable Argentine laws and regulations; (c) payable price: Between Ps. 6.50 per share and up to Ps. 7.00 per share, and (d) term for the acquisition: 120 calendar days from the date of publication of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension to be duly informed to the public in such Bulletin.

2.	On May 8, 2008 the Board of Directors of the Bank decided to extend the term for the acquisition of certain shares issued by the Bank for 30 additional calendar days.

3.	On May 14, 2008 the Board of Directors of the Bank decided to amend the price range of certain shares issued by the Bank, fixing such range between Ps. 6.00 per share and up to Ps$. 7.00 per share.

4.	On June 6, 2008 the Board decided to extend the term until July 6, 2008.

5.	Since June 25, 2008 the abovementioned price ranges was fixed between Ps. 5.00 per share and up to Ps$. 7.00 per share.
In accordance with the above, since January 21, 2008 and until June 27, 2008 the Bank acquired 13,204,112 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of Ps.91,218,659.
PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See pages F-1 through F-118 of this annual report.

Item 19. Exhibits
EXHIBIT INDEX

Exhibit
Number		Description

1.1		Amended and Restated Bylaws of Banco Macro S.A., as amended April 28, 2006, is incorporated by reference to the annual report on Form 20-f filed on July 13, 2007 (File No. 001-32-827).

2.1
Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by Banco Macro S.A. on March 20, 2006 (File No. 333-130901).

8		See Note 4.1 to our financial statements for information regarding our subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.
By:	/s/ Jorge Horacio Brito
	Name:	Jorge Horacio Brito
	Title:	Chief Executive Officer
Date: June 30, 2008

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2007, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors and Shareholders of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires
We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2006 financial statements of NUEVO BANCO BISEL S.A., a consolidated subsidiary, which statements reflect total assets of thousand of Ps. 2,867,936 as of December 31, 2006, and net income of thousand of Ps. 65,079 for the period from August 11, 2006 (acquisition date) through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NUEVO BANCO BISEL S.A., is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in accordance with the accounting principles prescribed by the Central Bank of Argentine Republic applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see Note 35 to the consolidated financial statements).
As discussed in Notes 4.2. and 4.4.s) to the financial statements, in 2007 the Bank adopted a new Central Bank standard and changed its method of presenting the statement of cash flows.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2008 expressed an unqualified opinion thereon.
City of Buenos Aires,
June 24, 2008
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

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Stated in thousands of pesos)

	2007	2006 (1)
ASSETS

CASH
Cash on hand	790,869	564,191
Due from banks and correspondents
Central Bank of Argentina	2,022,463	1,551,399
Local Others	4,262	13,777
Foreign	299,647	497,433
Other	185	108

	3,117,426	2,626,908

GOVERNMENT AND PRIVATE SECURITIES
Holdings for trading or financial intermediation	358,413	304,065
Instruments issued by the Central Bank of Argentina	3,478,246	2,787,019
Unlisted government securities	20,137	13,441
Investments in listed private securities	93,956	118,459
Less: Allowances	(27)	(29)

	3,950,725	3,222,955

LOANS
To the non-financial government sector	732,481	774,273
To the financial sector
Interfinancing	65,789	395,000
Other financing to Argentine financial institutions	94,496	39,065
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,417	2,865
To the non-financial private sector and foreign residents
Overdrafts	1,504,657	1,103,270
Documents	1,081,675	543,734
Mortgage loans	619,781	426,138
Pledged loans	347,989	300,949
Personal loans	3,207,547	1,431,105
Credit cards	722,032	497,872
Other	1,718,978	1,131,315
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	153,902	101,744
Less: Unposted payments	(69)	(139)
Less: Unearned discount	(20,836)	(11,505)
Less: Allowances	(220,422)	(208,581)

	10,009,417	6,527,105

(1)	See note 4.2.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Stated in thousands of pesos)

	2007	2006 (1)
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	191,475	119,954
Amounts receivable from spot and forward sales pending settlement	428,581	213,605
Securities and foreign currency receivable from spot and forward purchases pending settlement	149,275	140,717
Premiums on options taken		868
Unlisted corporate bonds	44,257	12,661
Other receivables not covered by debtors classification standards	549,677	557,870
Receivables from forward transactions without delivery of underlying asset	—	110
Other receivables covered by debtors classification standards	69,969	47,108
Less: Allowances	(206,939)	(178,319)

	1,226,295	914,574

ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	372,866	282,129
Less: Allowances	(4,898)	(3,489)

	367,968	278,640

INVESTMENTS IN OTHER COMPANIES
In financial institutions	439	429
Other	10,669	11,116
Less: Allowances	(697)	(1,172)

	10,411	10,373

OTHER RECEIVABLES
Receivables from sale of assets	26,074	26,330
Minimum presumed income tax – Tax credit	45,293	47,780
Other	209,345	155,038
Accrued interest and adjustments receivable from sale of assets	544	302
Other accrued interest and adjustments receivable	58	66
Less: Allowances	(27,034)	(36,153)

	254,280	193,363

BANK PREMISES AND EQUIPMENT, NET	373,111	336,251

OTHER ASSETS	206,580	202,765

INTANGIBLE ASSETS
Goodwill	71,916	81,164
Organization and development costs, including amparos	191,061	110,015

	262,977	191,179

ITEMS PENDING ALLOCATION	2,056	859

TOTAL ASSETS	19,781,246	14,504,972

(1)	See note 4.2.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Stated in thousands of pesos)

	2007	2006 (1)
LIABILITIES

DEPOSITS
From the non-financial government sector	1,774,121	1,295,630
From the financial sector	13,310	5,078
From the non-financial private sector and foreign residents
Checking accounts	2,599,682	1,876,232
Savings accounts	2,780,350	2,097,362
Time deposits	5,907,005	4,380,981
Investment accounts	63,063	18,836
Other	391,176	360,195
Accrued interest, adjustments, foreign exchange and quoted price differences payables	62,442	36,703

	13,591,149	10,071,017

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	347,896	386,089
Banks and international institutions	160,939	176,687
Non-subordinated Corporate Bonds	780,590
Amounts payable for spot and forward purchases pending settlement	158,765	132,434
Securities and foreign currency to be delivered under spot and forward sales pending settlement	445,799	217,066
Premiums on options sold	2	868
Financing received from Argentine financial institutions
Interfinancing – (received call)	46,000	25,000
Other financing received from Argentine financial institutions	90,806	22,982
Accrued interest payables	53	23
Other	492,799	250,091
Accrued interest, adjustments, foreign exchange and quoted price differences payables	47,387	25,876

	2,571,036	1,237,116

OTHER LIABILITIES
Dividends payables	1	662
Profesional fees	732	9
Other	241,296	188,260

	242,029	188,931

PROVISIONS	164,347	104,870

SUBORDINATED CORPORATE BONDS	490,695	507,844

ITEMS PENDING ALLOCATION	1,644	2,052

MINORITY INTEREST IN SUBSIDIARIES	12,640	78,045

TOTAL LIABILITIES	17,073,540	12,189,875

SHAREHOLDERS’ EQUITY	2,707,706	2,315,097

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,781,246	14,504,972

(1)	See note 4.2.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
MEMORANDUM ACCOUNTS
(Stated in thousands of pesos)

	2007	2006 (1)
DEBIT-BALANCE ACCOUNTS

Contingent
- Guarantees received	3,229,071	2,718,097
- Other not covered by debtors classification standards	524	459
- Contingent debit-balance contra accounts	469,232	567,981

	3,698,827	3,286,537

Control
- Receivables classified as uncollectibility	832,822	879,769
- Other (see note 11.2)	4,931,358	5,028,310
- Control debit-balance contra accounts	183,684	133,044

	5,947,864	6,041,123

Derivatives
- Notional value of call options taken	—	159,804
- Notional value of put options taken	—	50,649
- Notional value of forward transactions without delivery of underlying asset	331,411	—
- Interest rate swap	36,238	—
- Derivatives debit-balance contra accounts	209,196	364,322

	576,845	574,775

Trust activity
- Trust funds (see note 13.)	574,302	430,735

	574,302	430,735

TOTAL	10,797,838	10,333,170

(1)	See note 4.2.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
MEMORANDUM ACCOUNTS
(Stated in thousands of pesos)

	2007	2006 (1)
CREDIT-BALANCE ACCOUNTS

Contingent
- Unused portion of loans granted covered by debtors classification standards	—	(9,120)
- Guarantees provided to the Central Bank of Argentina	(163,122)	(180,908)
- Other guarantees provided covered by debtors classification standards	(115,930)	(243,057)
- Other guarantees provided not covered by debtors classification standards	(58,773)	(43,289)
- Other covered by debtors classification standards	(131,407)	(91,607)
- Contingent credit-balance contra accounts	(3,229,595)	(2,718,556)

	(3,698,827)	(3,286,537)

Control
- Checks to be credited	(183,684)	(133,044)
- Control credit-balance contra accounts	(5,764,180)	(5,908,079)

	(5,947,864)	(6,041,123)

Derivatives
- Notional value of call options sold	(549)	(91,071)
- Notional value of put options sold	(113,809)	(245,675)
- Notional value of forward transactions without delivery of underlying asset	(94,838)	(27,576)
- Derivatives credit-balance contra accounts	(367,649)	(210,453)

	(576,845)	(574,775)

Trust activity
- Trust activity credit-balance contra accounts	(574,302)	(430,735)

	(574,302)	(430,735)

TOTAL	(10,797,838)	(10,333,170)

(1)	See note 4.2.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Stated in thousands of pesos)

	2007	2006 (1)	2005 (1)
FINANCIAL INCOME
Interest on cash	19,917	11,682	4,080
Interest on loans to the financial sector	32,157	16,720	5,320
Interest on overdrafts	192,599	120,040	53,953
Interest on documents	139,102	56,988	32,157
Interest on mortgage loans	68,065	48,506	29,655
Interest on pledged loans	51,480	43,038	26,160
Interest on credit card loans	55,665	30,969	18,233
Interest on other loans	527,954	259,801	121,062
Interest on other receivables from financial intermediation	18,471	15,050	19,901
Income from government and private securities, net	488,757	324,178	156,158
Income from guaranteed loans – Presidential Decree No. 1,387/01	35,043	29,898	28,625
Net income from options	1,604	—	—
CER (Benchmark Stabilization Coefficient) adjustment	78,065	84,951	185,421
CVS (Salary Variation Coefficient) adjustment	1,605	1,947	1,987
Difference in quoted prices of gold and foreign currency	48,823	40,007	31,392
Other	131,115	71,432	35,479

	1,890,422	1,155,207	749,583

FINANCIAL EXPENSE
Interest on checking accounts	19,968	9,475	2,647
Interest on savings accounts	11,372	6,736	4,302
Interest on time deposits	457,395	233,697	106,486
Interest on interfinancing received loans (received call)	4,608	801	980
Interest on other financing to financial institutions	226	252	43
Interest on other liabilities from financial intermediation	70,706	14,421	13,796
Interest on subordinated bonds	49,858	2,017	1,806
Other interest	9,768	12,410	11,482
Net loss from options	—	371	1,017
CER adjustment	43,717	55,732	117,048
Contribution to Deposit Guarantee Fund	20,182	12,753	9,701
Other	117,465	46,232	33,601

	805,265	394,897	302,909

GROSS INTERMEDIATION MARGIN – GAIN	1,085,157	760,310	446,674

PROVISION FOR LOAN LOSSES	94,717	59,773	70,309

SERVICE-CHARGE INCOME
Related to lending transactions	53,995	35,964	19,175
Related to deposits	422,589	273,976	181,961
Other fees	21,687	19,567	12,866
Other	164,055	122,725	88,756

	662,326	452,232	302,758

(1)	See note 4.2.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Stated in thousands of pesos)

	2007	2006 (1)	2005 (1)
SERVICE-CHARGE EXPENSE
Fees	49,965	34,499	23,061
Other	100,317	58,824	36,449

	150,282	93,323	59,510

ADMINISTRATIVE EXPENSES
Personnel expenses	589,021	396,338	254,821
Directors’ and statutory auditors’ fees	37,695	14,362	14,142
Other professional fees	42,428	39,670	26,104
Advertising and publicity	50,343	31,866	22,668
Taxes	13,491	9,008	5,808
Depreciation of equipment	42,723	29,231	19,218
Amortization of organization costs	17,923	13,263	12,588
Other operating expenses	144,158	101,546	73,020
Other	19,261	17,173	14,657

	957,043	652,457	443,026

NET INCOME FROM FINANCIAL INTERMEDIATION	545,441	406,989	176,587

OTHER INCOME
Income from long-term investments	890	289	2,724
Penalty interest	7,580	5,553	3,167
Recovered loans and allowances reversed	133,118	192,508	168,064
CER adjustment	194	283	191
Other	41,743	36,174	44,738

	183,525	234,807	218,884

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	64	38	33
Charge for other-receivables uncollectibility and other allowances	15,599	26,713	39,177
CER adjustment	—	—	3
Amortization of differences from amparos	29,279	19,477	14,100
Depreciation and loss of other assets	5,303	3,567	3,737
Goodwill amortization	9,250	4,766	839
Other	79,843	82,756	40,794

	139,338	137,317	98,683

MINORITY INTEREST IN SUBSIDIARIES	(2,083)	(3,178)	—

INCOME BEFORE INCOME TAX	587,545	501,301	296,788

INCOME TAX	92,345	76,961	34,042

NET INCOME FOR THE FISCAL YEAR	495,200	424,340	262,746

NET INCOME PER SHARE (2) – stated in pesos	0.72	0.64	0.43

(1)	See note 4.2.

(2)	See note 9.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital	Stock	to		Special
	stock	issuance	shareholders’		Corporate		Unappropriated
Changes	(1)	premium	equity	Legal	Bonds	Voluntary	earnings	Total

Balances as of December 31, 2004	608,943	—	4,511	222,109	—	211	421,528	1,257,302

Merger of Nuevo Banco Suquía S.A.:

- Balance of Nuevo Banco Suquía S.A. at the beginning of the fiscal year	303,750		(23)	13,264			(9,693)	307,298
- Merger effects (2)	(303,714)	84	23	(13,264)			9,624	(307,247)

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 28 2005:

- Legal reserve				23,193			(23,193)
- Cash dividends (3)							(30,447)	(30,447)

Net income for the year							262,746	262,746

Balances as of December 31, 2005	608,979	84	4,511	245,302	—	211	630,565	1,489,652

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 28, 2006:

- Legal reserve				52,543			(52,543)
- Cash dividends (3)							(68,395)	(68,395)

Share subscription approved by Shareholder’s Meeting held on September 26, 2005 (1)	75,000	394,500						469,500

Net income for the year							424,340	424,340

Balances as of December 31, 2006	683,979	394,584	4,511	297,845	—	211	933,967	2,315,097

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital	Stock	to		Special
	stock	issuance	shareholders’		Corporate		Unappropriated
Changes	(1)	premium	equity	Legal	Bonds	Voluntary	earnings	Total

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 26, 2007 and April, 28, 2006, respectively:

- Legal reserve				84,860			(84,860)	—
- Cash dividends (3)							(102,591)	(102,591)
- Special reserve — Corporate Bonds					45,515		(45,515)
- Reversal of Special Reserve — Corporate Bonds					(45,515)		45,515

Net income for the year							495,200	495,200

Balances as of December 31, 2007	683,979	394,584	4,511	382,705	—	211	1,241,716	2,707,706

(1)	See note 9.

(2)	See notes 3.5. and 4.2.

(3)	Through resolutions of April 18, 2005, April 21, 2006 and April 16, 2007, respectively, the Central Bank authorized the above mentioned cash dividends distribution.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007 (see note 4.4.s))
(Stated in thousands of pesos)

Changes in cash and cash equivalents
Cash and cash equivalents at beginning of fiscal year	2,626,908
Cash and cash equivalents at end of fiscal year	3,117,426

Net increase in cash and cash equivalents	490,518

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments):
- Government and private securities	(68,837)
- Loans
- to the financial sector	310,024
- to the non-finacial government sector	36,674
- to the non-finacial private sector and foreign residents	(2,687,238)
- Other receivables from financial intermediation	(509,249)
- Assets under financial lease	(31,295)
- Deposits
- to the financial sector	8,232
- to the non-finacial government sector	473,453
- to the non-finacial private sector and foreign residents	2,614,398
- Other liabilities from financial intermediation
- financing facilities from the financial sector	(3,320)
- others (except liabilities included under financing activities)	278,226
Collections related to service-change income	658,863
Payments related to service-charge expenses	(146,606)
Administrative expenses paid	(873,034)
Payments of organization and development expenses	(57,438)
Net collections from punitive interest	7,569
Differences from payments related to court orders	(34,445)
Collections of dividends from other companies	636
Other collections related to other income and losses	15,679
Net payments from other operating activities	(14,711)
Payment of income tax / minimum presumed income tax	(80,183)

Net cash flows used in operating activities	(102,602)

Investing activities
Net payments for bank premises and equipment	(77,661)
Net payments for other assets	(1,559)
Collections from sales of investments in other companies	33
Other payments for investing activities	(1,678)

Net cash flows used in investing activities	(80,865)

Financing activities
Net collections / (payments):
- Non-subordinated corporate bonds	749,464
- Central Bank of Argentina
- Other	(53,681)
- Banks and International Organizations	(15,844)
- Subordinated corporate bonds	(13,240)
- Financing received from financial institutions in Argentina	82,885
Irrevocable capital	182
Payment of dividends	(102,591)
Other collections from financing activities	(3,230)

Net cash flows provided by financing activities	643,945

Financial income and holding gains on cash and cash equivalents	30,040

Net increase in cash and cash equivalents	490,518

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (see note 4.4.s))
(Stated in thousands of pesos)

	2006 (1)	2005 (1)
Cash provided by (used in) operating activities
Financial income collected	1,181,118	792,872
Service-charge income collected	452,627	302,738
Other sources of cash (2)	560,562	44,298
Less:
Financial expenses paid	(410,354)	(284,936)
Services-charge expenses paid	(92,069)	(59,193)
Administrative expenses paid	(599,435)	(406,821)
Other uses of cash	(158,906)	(27,998)

Net cash provided by operating activities	933,543	360,960

Plus:
Cash provided by (used in) investing activities
Decrease / (increase) in government and private securities	628,496	(706,893)
Increase in loans	(2,052,258)	(573,255)
Decrease in other receivables from financial intermediation	646,052	529,526
Increase in other assets	(394,844)	(238,629)

Net cash used in investing activities	(1,172,554)	(989,251)

Plus:
Cash provided by (used in) financing activities
Increase in deposits	1,541,983	1,252,599
Increase / (decrease) in other liabilities (3)	520,492	(1,667)
Decrease in other liabilities from financial intermediation	(786,790)	(775,326)
Capital increase	469,500	—
Cash dividends paid	(68,395)	(30,447)

Net cash provided by financing activities	1,676,790	445,159

Increase / (Decrease) in cash and cash equivalents	1,437,779	(183,132)

Cash and cash equivalents at the beginning of fiscal year	1,189,129	1,372,261

Cash and cash equivalents at the end of the fiscal year	2,626,908	1,189,129

(1)	See note 4.2.

(2)
As of December 31, 2006, includes 150,190 related to Banco del Tucumán S.A. (see note 3.6.) and 261,787 related to Nuevo Banco Bisel S.A. (see note 3.7.). As of December 31, 2005, includes 40,838 related to the acquisition of certain assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado.

(3)	Including the effect deriving from the issuance of Subordinated Corporate Bonds mentioned in note 10.c.1).
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements

BANCO MACRO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006
(Stated in thousands of pesos, except otherwise indicated)
1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. began the process of acquiring entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the Central Bank authorized the merger between Banco Macro S.A. and Banco Bansud S.A., and the Bank name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see additionally note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s General Regular and Special Shareholders’ Meeting approved the amendment to the Bank’s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations’ regulatory agency) occurred in August 2006. Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, in 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 (see note 3.6); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. (see note 3.7); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 3.9). Furthermore, on May 28, 2007, the Bank acquired 100% of the preferred shares of Nuevo Banco Bisel S.A. (see note 3.7).

In 2007, the shareholders of Banco Macro S.A. and Nuevo Banco Suquía S.A. decided to merge both entities to integrate their structure given the similarities in their activities and business, so as to achieve greater efficiency. In August 2007, the Central Bank authorized this merger, which took place on October 16, 2007 (see note 3.5).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (an entity organized under the laws of Bahamas, former Sud Bank & Trust Company Limited), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I. S.A.

The chart showing the organizational structure as of December 31, 2007 is disclosed in note 4.1 with the percentages indicating the ownership in each subsidiary.

BANCO MACRO S.A. AND SUBSIDIARIES
2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2008). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

Also, the current administration outlined a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

The accompanying consolidated financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo — constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that the Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at the free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, in the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits converted into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

BANCO MACRO S.A. AND SUBSIDIARIES
Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.
As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures” ruling on the inapplicability of section 2 of Presidential Decree 214/2002 and stating that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.
As mentioned in note 4.4.l.2., under Central Bank Communiqués “A” 3,916 and “A” 4,686, the Bank continued capitalizing in “Intangible Assets” as of December 31, 2007 and 2006, the amounts of 116,464 and 74,745 in the consolidated financial statements, respectively, net of related amortizations amounting to 209,162 and 179,883, respectively, with respect to the differences resulting from the compliance with deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decisions and the provisions of Presidential Decree No. 214/02, as supplemented. As of December 31, 2007 and 2006, the Bank booked the additional payables related to such regulations under the “Provisions” account in the amount of 84,160 and 27,132, respectively.
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

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2007, and 2006, the deposits of the Misiones Provincial Government amounted to 163,711 and 279,507 (including 35,248 and 29,516 related to court deposits), respectively.

3.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, that agreement was extended through March 1, 2016.

As of December 31, 2007, and 2006, the deposits of the Salta Provincial Government amounted to 492,265 and 288,432 (including 53,681 and 53,876 related to court deposits), respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
3.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2007, and 2006, the deposits of the Jujuy Provincial Government amounted to 378,662 and 284,064 (including 32,206 and 32,179 related to court deposits), respectively.

3.4.	Uniones Transitorias de Empresas (Joint ventures)
a)	Banco Macro S.A. — Siemens Itron Business Services S.A.

The Bank participates in the “Banco Macro S.A: — Siemens Itron — Unión Transitoria de Empresas” (a joint venture jointly controlled having an interest of 50%), under the agreement entered into by the former Banco Macro S.A. and Siemens Itron Business Services S.A. on April 7, 1998. The current subject-matter of the Unión Transitoria de Empresas (joint venture) agreement is to provide a provincial data processing center to manage tax-related assets, to modernize tax collection systems and procedures in the province of Salta, and to manage and recover the tax and municipal assessment debt.

As of December 31, 2007 and 2006, the net assets amounted to 2,922 and 3,515, respectively, and net income of the joint venture amounted to 8,311 and 7,713, respectively. Under Central Bank rules, this interest is consolidated through the proportionate consolidation method (both net assets and income).

b)	Banco Macro Bansud S.A. — Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a joint venture agreement named “BMB M&A - Unión Transitoria de Empresas” (jointly controlled having an interest of 50%) with Montamat & Asociados S.R.L. The subject-matter of such agreement will be to render audit services related to oil & gas royalties and tax easements in the province of Salta to optimize the collection thereof.

As of December 31, 2007, and 2006, the net assets amounted to 5,313 and 1,150, respectively, Also, as of December 31, 2007, the income booked for the Bank’s interest in such joint venture amounted to 4,276, whereas as of December 31, 2006, it carried a loss in the amount of 9. Under Central Bank rules, this interest is consolidated through the proportional consolidation method (both net assets and loss).

3.5.	Legal Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. entered into a “Preliminary merger agreement”, whereby Nuevo Banco Suquía S.A. will merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006.

On June 4 and 5, 2007, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006, and the shares exchange relationship.

Furthermore, Banco Macro S.A.’s Shareholders’ Meeting mentioned above approved the capital stock increase of Ps. 683,943,437 to Ps. 683,978,973 through the issuance of 35,536 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank.

BANCO MACRO S.A. AND SUBSIDIARIES
During the year, the Central Bank and the Argentine Securities Comission (CNV) authorized the abovementioned merger. Additionally, the CNV and the Buenos Aires Stock Exchange authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.
Finally, on October 16, 2007, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former.
Under Central Bank rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.
3.6.	Banco del Tucumán S.A.

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

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662 (as of December 31, 2007, it amounted to 145). Consequently, the total acquisition price amounted to 47,623.

Under Central Bank rules, Banco del Tucumán S.A.’s assets and liabilities as of May 5, 2006 amounted to:

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

Therefore, pursuant Central Bank rules, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill is amortized using the straight line method over ten years pursuant to Central Bank rules.

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668. Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

As of December 31, 2007, and 2006, the positive goodwill resulting from such acquisition was booked under “Intangible assets” in the amount of 15,222 and 17,048, respectively (net of amortizations for 3,021 and 1,194, respectively).

Additionally, on November 28, 2006, the general regular and special Shareholders’ Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed and paid in the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93% (9,709 was paid by the Bank in excess of its original equity interest).

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

See additionally note 3.8. for pro forma information.

3.7.	Nuevo Banco Bisel S.A.

On May 9, 2006, Banco de la Nacion Argentina (BNA) and Fundación Banco de la Nación Argentina (sellers) and the Bank (buyer) signed a stock purchase agreement, whereby the buyers acquired 100% of the voting common shares in Nuevo Banco Bisel S.A. representing the same percentages of voting rights.

In Addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to Seguro de Depósitos S.A. (SEDESA) as of the date of acquisition.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the buyers; and (ii) the payment by the two of them of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006.

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the buyers to acquire the total shares of common stock (92.73% of the total capital stock) of Nuevo Banco Bisel S.A.

On August 11, 2006, the Bank paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking controls of such bank as from such date.

BANCO MACRO S.A. AND SUBSIDIARIES
Under Central Bank rules, Nuevo Banco Bisel S.A.’s assets and liabilities as of August 10, 2006 amounted to:

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

As a result of the acquisition, pursuant Central Bank rules, the “Intangible assets” account includes a positive goodwill of 66,042, resulting from the difference between the total price paid (19,509) for the total shares of common stock and the negative shareholders’ equity of Nuevo Banco Bisel S.A. as of the acquisition date (-46,533), after deducting the preferred shares held by SEDESA and the preferred dividend accrued as of such date (66,643). Such positive goodwill is amortized in ten years pursuant to Central Bank rules. As of December 31, 2007, and 2006, the abovementioned goodwill totaled 56,686, and 63,290, respectively, net of amortizations of 9,356, and 2,752, respectively.

On May 28, 2007, the Bank acquired the preferred shares mentioned above by the Bank by exercising a call option in relation to them. The price payable was fixed at 66,240 plus an annual nominal 4% interest to be capitallized annually until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).

See additionally note 3.8. for pro forma information.
3.8.	Pro forma information

The following pro forma information is presented to show the results of operations for the years ended December 31, 2006 and 2005, if Banco Macro S.A., Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. had operated on a consolidated basis as from January 1, 2005. The balances for the years ended December 31, 2006 and 2005 were considered and intercompany transactions that were eliminated. The results of operations for Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. were included in the 2006 income statement as from January 1, 2006 to May 5, 2006 and August 10, 2006, respectively. These pro forma results are not necessarily indicative of the results of the consolidated entity may have in the future or would have had if merged as from January 1, 2005.

BANCO MACRO S.A. AND SUBSIDIARIES

	Pro Forma Central Bank Rules
	Year ended December 31,
	2006 (1)	2005 (1)
	(unaudited)	(unaudited)

Financial income	1,297,708	1,013,939
Financial expense	(461,725)	(427,036)

Gross intermediation margin — Gain	835,983	586,903

Provision for loan losses	(72,400)	(95,410)
Service charge income	516,159	396,351
Service charge expense	(102,689)	(76,225)
Administrative expenses	(787,312)	(640,235)

Net income from financial intermediation	389,741	171,384
Other income	270,441	287,230
Other expenses	(203,168)	(134,214)
Minority interest	(1,747)	(1,574)

Net income before income tax	455,225	322,806
Income Tax	(76,961)	(34,042)

Net income for the year	378,306	288,764

Basic Net Earning Per Share — stated in pesos	0.57	0.47

(1) See additionally nota 4.2.

3.9.	Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On March 31, 2008, the Regular and Special General Shareholder’s Meeting of Red Innova Administradora de Fondos de Inversión S.A. resolved its dissolution and liquidation from such date.
4.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Bank’s consolidated financial statements requires Management to make, in certain cases, estimates and assumptions to determine the book amounts of assets and liabilities, as well as the disclosure of contingent assets or liabilities as of each of the dates of presentation of the accounting information included in these consolidated financial statements.

Management records entries based on the best estimates according to the likelihood of occurrence of different future events and the final amounts may differ from such estimates, which may have a positive or negative impact on future periods.

4.1.	Consolidation and basis of presentation

The Consolidated Financial Statements have been prepared taking into account accounting principles issued by the Central Bank (Central Bank rules).

For the purpose of these consolidated financial statements, certain disclosures related to formal legal requirements for reporting in Argentina have been omitted since they are not required for SEC (Securities and Exchange Commission) reporting purposes.

BANCO MACRO S.A. AND SUBSIDIARIES

Under Central Bank’s rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas — Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

					Equity
					Investment
			Percentage held of		amounts as of
	Shares		Capital		December 31,
Company	Class	Number	stock	Votes	2007

Nuevo Banco Bisel S.A. (a)	Common	845,048,263
	Preferred	66,604,774	99.996%	99.996%	1,109,160

Banco del Tucumán S.A. (a)	Common	395,341	89.932%	89.932%	108,095

Macro Bank Limited (ex — Sud Bank & Trust) (b)	Common	9,816,899	99.999%	99.999%	118,320

Macro Securities S.A. Sociedad de Bolsa (c)	Common	9,498,100	99.980%	99.980%	16,636

Sud Inversiones & Análisis S.A. (c) y (d)	Common	2,297,263	98.000%	98.000%	11,361

Macro Fondos S.G.F.C.I. S.A.	Common	1,685,284	98.382%	98.382%	1,501

Macro Valores S.A. (e)	Common	18,920	99.947%	99.947%	166

Red Innova Administradora de Fondos de Inversión S.A. (a)	Common	4,156	51.000%	51.000%	362
(a)
Nuevo Banco Bisel S.A. has been consolidated since August 11, 2006, Banco del Tucumán S.A. since May 5, 2006, and Red Innova Administradora de Fondos de Inversión S.A. since September 13, 2006 (see notes 3.6., 3.7. and 3.9.).

(b)	Consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 150).
(c)
On December 18, 2007, the Bank made irrevocable contributions of 1,985 in both Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones & Análisis S.A., which were accepted by the Board of Directors of the abovementioned companies. The irrevocable nature of such contributions shall last 180 days, as from the date on which such contributions are accepted. During the abovementioned term, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones & Análisis S.A. should hold a shareholders’ meeting with a view to deciding whether the irrevocable contributions shall be activated or reimbursed.

(d)	Consolidates with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).
(e)	On March 19, 2008, the Bank sold its interest in Macro Valores S.A.
The intercompany transactions have been eliminated.

Furthermore, the financial statements of Macro Bank Limited (former Sud Bank & Trust Company Limited) (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were conformed to the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the years ended December 31, 2007, and 2006.

BANCO MACRO S.A. AND SUBSIDIARIES
(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of results were translated into pesos, as described in (a) above. The difference between the addition of the amounts and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Financial income — Difference in quoted prices of gold and foreign currency’’ or “Financial expense — Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2007, are presented comparatively with those of December 31, 2006 and 2005.

Through Communiqué “A” 4,667 issued on May 14, 2007, as supplemented, the Central Bank introduced changes to the regulations related to the presentation and disclosure of the financial statements of financial institutions as regards the regulations effective during the prior year. Consequently, the consolidated financial statements as of December 31, 2006 and 2005, were reclassified, by application of such Communiqués, for the sole purpose of comparing them with the current consolidated financial statements.

See additionally notes 3.5) and 4.4.s).

4.3.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE Technical Resolution No. 6.

The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

Before February 28, 2003, the accounting information was restated in constant currency on a monthly basis, using INDEC’s domestic WPI measurements.

The restatement coefficient for a given month resulted from dividing the index value at the end of the month by the value at the beginning.

BANCO MACRO S.A. AND SUBSIDIARIES
The procedure is as follows:
i)	Assets and liabilities are classified into monetary and non-monetary.

ii)
Monetary assets and liabilities are those that are not adjusted for inflation, but generate a monetary gain (loss). The effect of inflation is broken down depending on its origin, i.e., monetary gain (loss) on financial intermediation, monetary gain (loss) on other transactions and monetary gain (loss) on other operating expenses.

iii)	Non-monetary assets and liabilities, shareholders’ equity and statement-of-income accounts are restated.
4.4.	Valuation methods

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2007, and 2006, were:
a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank’s dealing room. Foreign exchange differences were recorded in the statement of income for each year.

b)	Government and private securities:

They were valued at the quoted price of each security effective at the last business day of each year. Differences in quoted values were recorded in the statement of income for each year.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented, Guaranteed loans Presidential Decree No. 1,387/01:

They were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in a contra - asset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué “A” 3,911, as supplemented.

For purposes of determining the present value, in the case of instruments that include indexation clauses, the cash flows according to the contractual conditions fixed in each case for the financial assistance described above were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. As from August 2007, every month the Central Bank establishes the discount rate to be used, as set forth by Communiqué “A” 4704, as supplemented.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

	Guaranteed Loans
	Technical Value	Carrying amount	Discount

2007	787,447	729,955	57,492

2006	782,407	771,465	10,942
d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:
e.1)	Guaranteed Loans: as explained in note 4.4.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER until each year-end, as the case may be.

e.3)	Deposits and other assets and liabilities: The CER as of the last business day of each year was applied.
f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts — Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts — possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income for each year.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:
h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus the related premiums accrued as of each year-end.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

BANCO MACRO S.A. AND SUBSIDIARIES
h.3)	Debt securities and certificates of participation in financial trusts:
i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

ii.
Certificates of participation in the Suquía and Bisel financial trusts: they were valued based on the value of incorporation to shareholders’ equity of formers Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned banks, in their capacity as beneficiaries of the certificates of participation. As of December 31, 2007, and 2006, such certificates were fully reserved.

iii.	Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of each year.
The values booked of the abovementioned certificates of participation (points ii. and iii.), net of allowances recorded, do not exceed the recoverable values from the respective trusts.
h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué “A” 4,414 and supplementary regulations.

h.5)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of year-end, converted into pesos pursuant to the method described in note 4.4.a), as the case may be.
i)	Assets subject to financial lease:

They were valued at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

j)	Investments in other companies:
j.1)	In non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:
i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 4.3.
ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, converted into pesos in accordance with the criterion stated in note 4.4.a).

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.
j.2)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 4.3., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 4.3., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

BANCO MACRO S.A. AND SUBSIDIARIES
l)	Intangible assets:
l.1)
Goodwill and organization and development costs (except differences due to court orders — Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 4.3., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders — Nondeductible for the determination of the computable equity: as of December 31, 2007 and 2006, the “Intangible Assets — Organization and development costs” account includes 116,464 (net of amortization for 209,162) and 74,745 (net of amortization for 179,883), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), and the estimates based on the Argentine Supreme Court’s decisions dated December 27, 2006, and August 28, 2007, and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments, and (ii) additionally as of December 31, 2007, and as stated in Central Bank’s Communiqué “A” 4,686, the amounts related to the capitalization of the dollarization effect regarding court deposits, which will be amortized in equal, monthly and consecutive installments in a maximum term of 24 months as from July 2007.

m)	Valuation of derivatives:
m.1)	Put options taken: as of December 31, 2006, they were valued at the agreed-upon exercise price.

m.2)	Put options sold on BODEN 2007, 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year.

m.3)	Call options sold: as of December 31, 2006, such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative quoted price.

m.4)	Call options taken and put options sold on preferred shares of Nuevo Banco Bisel S.A.: as of December 31, 2006, they were valued at their exercise price.

m.5)	Interest rate swap: as of December 31, 2007, this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.

m.6)
Forward transactions offset: they were valued at the quoted price of those assets, effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

In all cases, see also note 33.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

BANCO MACRO S.A. AND SUBSIDIARIES
p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each year-end, converted into pesos pursuant to the method described in note 4.4.a.

q)	Shareholders’ equity accounts:

They are restated as explained in note 4.3., except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 4.3. was included in the “Adjustments to Shareholders’ Equity” account.

r)	Consolidated Statement of income accounts:

Accounts reflecting monetary transactions occurred in the fiscal year ended December 31, 2007, 2006 and 2005 (financial income and expenses, service-charge income and service-charge expenses, administrative expenses, loan losses, etc.), were computed at their historical cost.

Accounts reflecting the effects of the sale, retirement or consumption of non-monetary assets were computed on the basis of restated amounts of such assets, restated as mentioned in note 4.3.

s)	Statement of cash flows

For the purpose of reporting cash flows, cash and cash equivalents include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of December 31, 2007, 2006 and 2005 the Bank has no such securities.

Furthermore, through Communiqué “A” 4,667, as supplemented, the Central Bank introduced certain changes to regulations related to the disclosure of the cash flows. Consequently, the Bank prepared the statement of cash flows for the year ended December 31, 2007 pursuant the new Central Bank regulations.

Additionally, as set forth by the abovementioned Central Bank Communiqué, it is not compulsory to disclose comparative information under the new regulations. Consequently, the accompanying consolidated financial statements, include the statements of cash flows for the years ended December 31, 2006 and 2005 pursuant the regulations effective then.

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

As required by Central Bank’s rules, the Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each year, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the current 0.2% rate to the book value of certain assets. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated tax loss carry forwards (NOLs) have been used.

As of December 31, 2007 and 2006, the Bank estimated that accrued income tax amounted to 92,345 and 76,961, respectively.

In addition, the Bank assessed a minimum presumed income tax charge, which was capitalized under “Other receivables”.

BANCO MACRO S.A. AND SUBSIDIARIES

Consequently, as of December 31, 2007 and 2006, the Bank maintained a total amount of 48,891 and 63,843 respectively, for minimum presumed income tax credit. Such credit is considered as an asset because the Bank estimated that it will be used within 10 years, as established by Central Bank Communiqué “A” 4,295, as supplemented.

The following is a detail of such tax credit and the estimated NOLs as of December 31, 2007, indicating the estimated year to use it and the expiration year, respectively.

Minimum presumed
income tax		Estimated tax
credit (1)		year to use it
25,704		2008

25,704	(2)

		Expiration tax
NOLs		year
153,717	(2)	2008
500		2009
250		2010
800		2011
1,294		2012

156,561

(1)	Figures taking into account the tax return filed on April 23, 2008 related to fiscal year 2007.

(2)	Figures related to Nuevo Banco Bisel S.A.
In addition, as of December 31, 2007, the Bank made income tax prepayments for 33,545 for the current 2007 tax year, which were recorded in the “Other receivables” account.

Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution No. 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and payable method (devengado exigible). Accordingly, since the fiscal year ended December 31, 2006 the Bank accrues in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN ARGENTINA

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

BANCO MACRO S.A. AND SUBSIDIARIES

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these consolidated financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

6.1.	Valuation standards
a)
Holdings of government securities and loans to the nonfinancial government sector — Guaranteed Loans: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 4.4.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value when financial statements are prepared.

The Bank`s particular situation in this regard is as follows:
(i)
As of December 31, 2007, 2006 and 2005, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount 729,955, 771,465 and 641,801, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 634,142, 772,756 and 635,477, respectively.

(ii)
As of December 31, 2005, the Bank booked in “Government securities - Holdings in investment accounts” and “Other receivables from financial intermediation — Securities and foreign currency to be received from spot and forward purchases pending settlement” the securities received for the compensation established by Presidential Decree No. 905/02 in the aggregate amount of 187,660. According to professional accounting standards, such assets should have been recorded in their market value. As of such date, the quoted price of such securities amounted to 167,284.

In 2006 the Bank valued the government securities received pursuant to the abovementioned compensation at their quoted prices. The difference between the quoted prices and the book values of such holdings at the end of 2005 fiscal year should have been charged against an adjustment to prior-year income.

(iii)
As of December 31, 2005 Federal Government Secured Bonds deriving from the exchange established by Presidential Decree No. 1,579/02 and other holdings of unlisted government securities were recorded in “Unlisted government securities” for a total net amount of 199,070. According to professional accounting standards, such assets should be stated at market value. As of December 31, 2005, the quoted price of such assets amounted to 189,845.

In 2006 the Bank valued the securities received from such exchange at their quoted prices, as established by Central Bank Communiqué “A” 4,084. The difference between the quoted prices and the book values of such holdings at beginning of year should have been recorded against an adjustment to prior-year income.

During the 2006 fiscal year, in the cases mentioned in points (ii) and (iii), the Bank valued such securities at their quoted prices mainly because such holdings have been earmarked for covering the settlement of net liabilities in the same securities.

BANCO MACRO S.A. AND SUBSIDIARIES
b)
Intangible assets: As of December 31, 2007, 2006 and, 2005, the Bank capitalized under “Intangible Assets” 116,464, 74,745 and 42,632, respectively, net of the related amortization amounts of 209,162, 179,883 and 32,013, respectively, regarding the foreign exchange differences mentioned in note 4.4.l.2) related to the reimbursement in original currency of certain deposits converted into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of the accompanying consolidated financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

c)
The Bank assesses income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. Under professional accounting standards, income tax should be recognized through the deferred tax method.

d)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

Under professional accounting standards effective in Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the year or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 3.6. and 3.7., the acquisitions of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. by the Bank gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042, respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank amortizes such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

e)
The Bank booked an interest rate swap agreement in conformity with the Central Bank rules, as mentioned in note 4.4.m.5). Under accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their fair value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

6.2.	Disclosure aspects

There are certain disclosure differences between the criteria established by Central Bank and Argentine professional accounting standards.

BANCO MACRO S.A. AND SUBSIDIARIES
7.	RESTRICTED AND PLEDGED ASSETS

As of December 31, 2007 and 2006, certain assets are restricted as follows:
(a)	Government securities and private securities:
1)
Discount Bonds received in the exchange for Consolidation Bonds in Pesos - First Series amounting to 241 and 302, respectively, assigned to settle payables to the Central Bank and, as of December 31, 2006, for an amount of 2,500, assigned to settle payables to the BNA for safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

2)
Secured Bonds under Presidential Decree No. 1,579/02 for 30,283 and 35,994 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “Paso San Francisco” public work, in accordance with the note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

3)
Gross Domestic Product (GDP) linked securities maturing in 2035 for 53 and 671, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, for the same matters mentioned in section (a) above and which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

4)
As of December 31, 2007, Central Bank listed notes (NOBAC)- Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on August 6, 2008, for an amount of 13,299 (for a face value of Ps. 13,000,000) and as of December 31, 2006, Central Bank listed notes (NOBAC) — Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on December 19, 2007, for an amount of 4,956, (for a face value of Ps. 4,900,000), used to perform foreign currency trading forward transactions in Rosario Futures Exchange (ROFEX).

5)
As of December 31, 2007, Central Bank listed notes (NOBAC) — Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on August 06, 2008, for an amount of 3,276 (for a face value of Ps. 3,202,000), used to perform foreign currency trading forward transactions in Mercado Abierto Electrónico S.A. (MAE).

6)
As of December 31, 2007, Central Bank listed notes (NOBAC) — Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on February 11, 2009, for an amount of 14,140 (for a face value of Ps. 14,000,000), and Central Bank listed notes (NOBAC) — Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on January 21, 2009, for an amount of 33,947 (for a face value of Ps. 33,000,000), used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Small- and Medium-sized Enterprises and Micro-enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

7)
As of December 31, 2007, and 2006, the Bank continues to keep as security BODEN 2007, Book-entry Mortgage Bills and Guaranteed Loans for 170,271 and 221,329, respectively, assigned to the Central Bank to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 163,122 and 180,908 as of such date.

8)
As of December 31, 2007, notes (NOBAC) for a face value of Ps. 26,000,000 were booked in accounts for 25,115, delivered to the Central Bank to guarantee the credit transaction granted according to the Inter American Develoment Bank (IADB) line for the global credit program for small- and medium-sized enterprise in the amount of 9,131.

(b)	Loans:
1)
Agreements for loans backed by pledges and unsecured loans for 12,801 and 19,241, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

BANCO MACRO S.A. AND SUBSIDIARIES
2)
As of December 31, 2007, Mortgage Bills for 26,389, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, which would be used for the deposit exchange option exercised by the holders of deposits with such bank.

3)
As of December 31, 2007, Guaranteed Loans for 212,298, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, which would be used for the deposit exchange option exercised by the holders of deposits with such bank.

(c)	Other receivables from financial intermediation:
1)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

2)
The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 186,386 and 115,682, respectively.

3)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,000 and 10,422, respectively, resulting from 10,000 contributions made by the Bank on December 13, 2007 and December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution. On December 26, 2007, Garantizar S.G.R. returned 90% of the original capital contributed two years before as partial settlement; the final settlement shall be made during the first quarter of 2008.

4)
Equity interests in the Risk Fund of Puente Hnos. S.G.R. for 5,356, resulting from a 5,000 contribution made on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

(d)	Investments in other companies:
1)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 946, 874 and 747, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

2)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 3.7.).

3)
As of December 31, 2007 and 2006, the two shares in Mercado de Valores de Buenos Aires S.A. in the amount of 1,452 are pledged in favor of “La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s possible failure to comply with its obligations.

(e)	Other receivables:
1)	Attachments amounting to 26 and 543, respectively.

2)	Security deposits related to credit card transactions for 18,282 and 21,567, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
3)
As of December 31, 2007, and 2006, it includes receivables from foreign correspondents for 7,711 and 7,417, respectively, acquired from Fideicomiso Bisel and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors. These amounts were fully booked as allowance as of both dates.

4)	As of December 31, 2006, it included funds to guarantee financial trust expenses and liquidity of 1,137.

5)	Other security deposits for 5,839 and 6,936, respectively.
8.	TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2007, 2006 and 2005, the receivables / payables and income (loss) from transactions performed with subsidiaries and related parties according to the provisions of Law No. 19,550 are as follows:

	Nuevo
	Banco	Banco del	Macro
	Bisel	Tucumán	Bank	Other	Total	Total
	S.A.	S.A.	Limited	subsidiaries	2007	2006

ASSETS

Cash and due from banks and correspondents	—	—	2,258	—	2,258	2,200

Other receivables from financial intermediation	427,366	9	—	15,724	443,099	479,370

Other receivables	673	399	—	277	1,349	3,262

Total assets	428,039	408	2,258	16,001	446,706	484,832

LIABILITIES

Deposits	—	—	946	1,754	2,700	1,981

Other liabilities from financial intermediation	535,529	—	—	14,811	550,340	473,402

Other liabilities	—	69	—	—	69	9

Total liabilities	535,529	69	946	16,565	553,109	475,392

MEMORANDUM ACCOUNTS

Debit Balance accounts — Control	—	—	18,550	—	18,550	1,011

Credit Balance accounts — Contingent	—	—	—	2,213	2,213	—

BANCO MACRO S.A. AND SUBSIDIARIES

	Nuevo
	Banco	Banco del	Macro
	Bisel	Tucumán	Bank	Other	Total	Total	Total
	S.A.	S.A.	Limited	subsidiaries	2007	2006	2005

INCOME (LOSS)

Financial income	14,775	140	2	27	14,944	1,263	163

Financial expense	(180)	(4,820)	(5)	—	(5,005)	(4,887)	(2,089)

Provision for loan losses	(2,527)	—	—	—	(2,527)	—	—

Service-charge income	1	23	—	387	411	110	70

Service-charge expense	—	—	—	(1)	(1)	—	(37)

Other income	—	1,980	—	—	1,980	—	—

Other expense	(785)	—	—	—	(785)	—	—

Total income (expense)	11,284	(2,677)	(3)	413	9,017	(3,514)	(1,893)

For the year ended 2007, the receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro
	Securities	Sud	Macro
	S.A.	Inversiones	Fondos	Macro
	Sociedad	& Análisis	S.G.F.C.I.	Valores
	de Bolsa	S.A.	S.A.	S.A.	Total 2007

ASSETS

Other receivables from financial intermediation	15,724	—	—	—	15,724

Other receivables	—	—	—	277	277

Total assets	15,724	—	—	277	16,001

LIABILITIES

Deposits	1,095	320	50	289	1,754

Other liabilities from financial intermediation	14,811	—	—	—	14,811

Total liabilities	15,906	320	50	289	16,565

BANCO MACRO S.A. AND SUBSIDIARIES

	Macro
	Securities	Sud	Macro
	S.A.	Inversiones	Fondos	Macro
	Sociedad	& Análisis	S.G.F.C.I.	Valores
	de Bolsa	S.A.	S.A.	S.A.	Total 2007

MEMORANDUM ACCOUNTS

Credit Balance accounts — Contingent	2,213	—	—	—	2,213

INCOME (LOSS)

Financial income	27	—	—	—	27

Service-charge income	384	1	1	1	387

Service-charge expense	(1)	—	—	—	(1)

Total income (expense)	410	1	1	1	413

In addition, the Bank has granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 15,785 and 36,743 as of December 31, 2007 and 2006, respectively.
Likewise, as of December 31, 2007 and 2006, the deposits made by individuals related to the Bank amounted to 141,683 and 271,289, respectively.
During the fiscal year ended December 31, 2007, the Bank sold miscellaneous assets to a related company, which generated income amounting to 2,987.
Additionally, during the year ended December 31, 2006, the Bank sold (i) certificates of participation to a director from Banco Macro S.A., which generated income of 8,499 and (ii) its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to 363.

BANCO MACRO S.A. AND SUBSIDIARIES
9.	CAPITAL STOCK

As of December 31, 2007, 2006 and 2005, the capital structure is as follows:

SHARES			CAPITAL STOCK
		Votes		Pending
		per	Issued and	issuance or
Class	Number	share	outstanding	distribution	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	11,236
Registered Class B shares of common stock	597,707,767	1	597,707	—	597,707

Total 2005	608,943,437		608,943	—	608,943

Capital stock increase — Registered Class B shares of common stock (1)	75,000,000	1	75,000	—	75,000

Total 2006	683,943,437		683,943	—	683,943

Capital stock increase — Registered Class B shares of common stock (see Note 3.5)	35,536	1	—	36	36

Total 2007	683,978,973		683,943	36	683,979

As of December 31, 2007:

Registered Class A shares of common stock	11,235,670	5	11,236	—	11,236
Registered Class B shares of common stock	672,743,303	1	672,707	36	672,743

Total 2007	683,978,973		683,943	36	683,979

(1)
On September 26, 2005, the Bank’s general regular and special Shareholders’ Meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the SEC an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtaining funds for potential acquisitions.

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, during January 2008, the Board of Directors decided to authorize the repurchase of its own shares for up to thousands of Ps. 210,000 without exceeding the amount of 30,000,000 common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Furthermore, taking into account subsequent prorogations, it was established that the price payable should range between Ps. 6.00 and Ps. 7.00 per share. Such authorization will expire on July 6, 2008.

BANCO MACRO S.A. AND SUBSIDIARIES
In accordance with the above, since January 21, 2008 until June 19, 2008 the Bank acquired 9,128,275 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of 67,097.
On April 29, 2008, the Bank’s General Regular and Special Shareholders’ meeting approved the actions taken and delegated to the Board of Directors the power to sell the shares mentioned in the previous paragraph during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be cancelled.
Net income per common share for the fiscal years ended December 31, 2007, 2006 and 2005, was computed by dividing net income by the weighted average number of outstanding common shares for each year.
10.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

CORPORATE BONDS			As of December, 31
	Original face
Class	Value	Ref.	2007	2006

Subordinated corporate bonds	USD 83,000,000	a.1) y a.2)	13,878	44,342
Subordinated corporate bonds	USD 4,000,000	b)	2,503	3,077
Subordinated corporate bonds	USD 150,000,000	c.1)	474,314	460,425
Non-subordinated corporate bonds	USD 150,000,000	c.2)	489,390	—
Non-subordinated corporate bonds	USD 100,000,000	c.3)	310,147	—

Total			1,290,232	507,844

Maturities of the corporate bonds as of December 31, 2007, are as follows:

Fiscal Year	Amounts

2008	35,351
2009	820
2010	820
2012	307,941
2017	472,650
2036	472,650

Total	1,290,232

a.1)
On February 19, 1996, the Bank’s regular and special Shareholders’ Meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the Bank Capitalization Trust Fund (FFCB), currently the Business Enterprise Reconstruction Trust Fund (FFRE), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

BANCO MACRO S.A. AND SUBSIDIARIES
a.2)
On April 12, 1995, the Bank’s general regular Shareholders’ Meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.
The installments of the corporate bonds mentioned in a.1) and a.2) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were converted into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.
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
On April 20, 2007, the Bank paid 33,500 to settle the Subordinated Corporate Bonds of nominal value USD 60,000,000 and USD 5,000,000. Certain aspects, such as a decrease in the interest rate to be applied and the treatment of compensatory and punitive interest, which are relevant to the final calculation of the due and payable amounts, remain to be defined.
The Bank’s Management believes that there would be no significant effects, other than recognized in accounts, that could derive from the final outcome of such action on the amount due of the related liability.
b)
On January 20, 1997, the general special Shareholders’ Meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. As required by the former Banco de Salta S.A., through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the entry of former such bank into the public offering regime for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through December 31, 2007, the Bank had amortized the equivalent of USD 2,800,000 (original value), following the method described in point a) above.

BANCO MACRO S.A. AND SUBSIDIARIES
c)
On September 1, 2006, the general regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (US dollars four hundred million), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the General Regular and Special Shareholders’ Meeting approved the increase of the USD 400,000,000 cap (US dollars four hundred million) of the Global Program for the Issuance of Corporate Bonds previously mentioned to USD 700,000,000 (US dollars seven hundred million), or an equal amount in other currencies, as set forth in the original program.

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

•	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

•
Interest payments will be made with a semiannual frequency (June 18 and December 18, every year). In this regard, the Bank made payments on June 19, and December 18, 2007, for 22,484 and 22,951, respectively.

•
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

•	They do not include covenants that change the subordination order.

•
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

•	The unpaid interest is not cumulative.

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

•
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 26, 2007, the General Regular Shareholders’ Meeting approved the creation of the special reserve previously mentioned for an amount of 45,515. As of December 31, 2007, such reserve was fully reversed.

BANCO MACRO S.A. AND SUBSIDIARIES
•
Pursuant to the “Registration Rights Agreement” entered into by the Bank and the placing agents, Banco Macro S.A. agreed to file with the SEC and make its best efforts to obtain a exchange authorization for the current issue of corporate bonds for an issue registered with the SEC. Such agreement establishes certain deadlines and penalties for the Bank to carry out the process.

On August 16, 2007, the SEC authorized the abovementioned exchange offer, as well as those relating to Classes 2 and 3 mentioned in sections c.2.) and c.3.) below.

The Bank used the funds derived from such issuance to grant loans.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% per anum, simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

The Bank used the funds derived from such issuance to grant loans.

For the same reasons regarding the macroeconomic context summarized in note 9 above, during the quarter ended March 31, 2008, the Bank repurchased and settled non-subordinated corporate bonds of this class for a face value amount of USD 9,500,000. Consequently, the remaining principal as of the date of issuance of these financial statements totals USD 140,500,000.

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (“peso-linked notes”) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (US dollars one hundred million), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes.

The Bank used the funds derived from such issuance to grant loans.

c.4)
Within the framework of the abovementioned Global Program, the period to re-launch the issuance of non-subordinated corporate bonds at a fixed rate, simple, not convertible into shares, maturing in 2014 for a face value of USD 100,000,000 (US dollars one hundred million), in accordance with the terms and conditions set forth in the price supplement dated October 18, 2007, expired on May 2, 2008. For the same reasons regarding the macroeconomic context summarized in note 9 above, the Bank decided not to continue with the abovementioned issuance process.

11.	ITEMS IN CUSTODY
11.1.	Portfolio Management
a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2007 and 2006, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,664 and 14,850, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2007 and 2006, the loans portfolio managed amounts to 44,068 and 44,454, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2007 and 2006, the loans portfolio managed amounts to 80,890 and 85,262, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to Scotiabank Quilmes S.A. at the time of the transfer.

As of December 31, 2007 and 2006, the portfolio managed by the Bank amounted to 136,810 and 153,661, respectively.

e)	On March 31, 2006, the Bank entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2007, and 2006, the portfolio managed by the Bank amounted to 63,037 and 64,442, respectively.

f)	In addition, as of December 31, 2007 and 2006, the Bank had under its management other portfolios for total amounts of 83,336 and 67,213, respectively.

11.2.	Mutual Funds

As of December 31, 2007, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

		Shareholders’	Investments
Fund	Shares of interest	equity	(a)

Pionero Pesos	366,603,211	438,858	295,629
Pionero Renta Ahorro	57,150,279	65,331	61,727
Pionero Latam	26,491,905	102,152	105,258
Pionero Renta	12,850,077	24,263	22,821
Pionero FF — Fideicomiso Financieros	5,826,027	5,895	5,115
Pionero Crecimiento	2,181,022	5,731	5,457
Pionero Global	613,122	656	599
Puente Hnos. Renta Fija	77,120	106	88
Galileo Event Driven F.C.I.	18,160,165	88,261	108,191

(a)
“Memorandum accounts — Debit-balance accounts — Control — Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485 and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 8.3544% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 9,229 of March 25, 2008.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

13.	TRUST AGREEMENTS

The Bank is engaged in different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:
13.1.	Interest in trusts for investment purposes.

The amounts recorded in the Bank’s consolidated financial statements for certificates of participation and debt securities held in financial trusts under “Other receivables from financial intermediation — Other receivables not covered by debtors classification regulations”, net of allowances, amounted to:

BANCO MACRO S.A. AND SUBSIDIARIES

Financial trust	12/31/2007	12/31/2006

Certificates of participation:

Tucumán (a)	134,474	145,223

Luján (b)	43,530	43,530

TST & AF (c)	33,611	32,741

San Isidro (d)	16,782	16,782

Godoy Cruz (e)	12,511	11,055

Agroprendas (f)	—	11,142

Personales II (f)	—	6,969

Other	27,237	15,073

Subtotal certificates of participation	268,145	282,515

Financial trust	12/31/2007	12/31/2006

Debt securities:

Tarjeta Shopping (g)	29,989	13,571

Onext (h)	14,524	14,020

Metroshop (g)	12,425	5,548

Tarjeta Privada (g)	10,060	—

BG (i)	—	50,401

Agroprendas (f)	—	2,575

Personales II (f)	—	3,594

Others	10,032	424

Subtotal debt securities	77,030	90,133

Total interest in trusts	345,175	372,648

(a)	Tucumán Trust

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement to create Tucumán trust (“Fideicomiso Financiero Tucumán”).

The trustors assign to the Tucumán Trust the debt securities issued by the República Trust (“Fideicomiso República”). The purpose of República Trust is the recoverability of certain assets, mainly loans and real property of former Banco República.

BANCO MACRO S.A. AND SUBSIDIARIES

On the other hand, the purpose of the Trust is to collect the debt securities issued by the República Trust and pay off the certificates of participation issued by the Tucumán Trust. To this end, Class “A” and Class “B” certificates of participation were issued under Tucumán Trust. The Class “B” certificates of participation rights are subordinated to the interest, principal and income of the Class “A” certificates of participation.

As of the date of these consolidated financial statements, Banco Macro S.A. is the beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 91,348, which was mainly measured at cost basis. These corpus assets measured at their recoverable value exceed the values booked by the Bank.

This trust will end with the full settlement of the certificates of participation.

(b)	Luján Trust

The Luján Trust was created for the purpose of reducing the customer’s uncollectibility risk of the credit assistance granted to Federalia S.A. de Finanzas. To this end, on May 20, 2003, Federalia S.A. de Finanzas, in its capacity as trustor, entered into a trust agreement to create Luján Trust (“Fideicomiso Financiero Luján”).

The trustor assigns to the Luján Trust a real estate and plots of land located in the Province of Buenos Aires, Argentina.

In addition, “Nuevo A”, “A Prima” (subordinated to the class “Nuevo A”) and class “B” (subordinated to the “Nuevo A” and “A Prima”) certificates of participation were issued under Luján Trust.

As of the date of these consolidated financial statements, Banco Macro S.A. is the beneficiary of 100% of the certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 49,404.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(c)	TST & AF Trust

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Macro Bank and Trust (subsidiary of Banco Macro S.A.) , in their capacity as Beneficiaries, whereby the beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the Trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of these consolidated financial statements, Banco Macro S.A. is beneficiary of 33.3% of the certificates of participation issued under TST & AF Trust.

As per the latest accounting information available to date, corpus assets amounted to about 210,353.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

BANCO MACRO S.A. AND SUBSIDIARIES

(d)	San Isidro Trust

The purpose of the San Isidro Trust is the sale of the real property received to pay for the certificates issued by the trust. This means that the main cash flow for the repayment of the certificates of participation will come from the sale of the property mentioned above.

In consequence, on June 4, 2001, the former República S.A. de Finanzas, as trustor, entered into a trust agreement to create San Isidro Trust (“Fideicomiso Financiero San Isidro”).

Under such agreement, the trustor assigned to the Trust a real estate located in the San Isidro district, Province of Buenos Aires, in order to sell it and use the proceeds to settle the certificates of participation issued by the Trust: class “A”, class “B” (subordinated to the class “A” certificates of participation) and class “C” for the remainder (subordinated to the class “A” and “B”).

The certificates of participation were delivered to Banco Macro S.A. (the Bank holds 100% of the certificates issued by the Trust) for the repayment of loans previously granted to República S.A. de Finanzas. This represents effectively a foreclosure since the former owner of the assets relinquished all rights to the assets to the trust.

The Trust issued classes “A”, “B” and “C” certificates of participation which represent the legal instrument whereby Banco Macro S.A. is entitled to receive the cash flow established in the Trust Agreement.

On May 10, 2007, a real estate development management offer was signed to carry out the Real Property Project , based on a decision by the trust’s beneficiaries in conformity with the provisions set forth in the trust agreement.

As per the latest accounting information available to date, corpus assets amounted to about 25,689.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(e)	Godoy Cruz Trust

On August 29, 2006, Banco Finansur S.A., in its capacity as trustee, and Corporación de los Andes S.A., in its capacity as trustor, entered into a trust agreement to create Godoy Cruz Trust (“Fideicomiso Financiero Godoy Cruz”).

The trustor assigns to the Godoy Cruz Trust real estate and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, class “A”, “B” (subordinated to the class “A”) and class “C” (subordinated to classes “A” and “B”) certificates of participation were issued under the trust.

The purpose of Godoy Cruz Trust is to sell the assets mentioned above and to pay off the certificates of participation with the proceeds thereof.

As of the date of these consolidated financial statements, Banco Macro S.A. is the beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,552.

This trust will end with the full settlement of the certificates of participation.

(f)	Agroprendas and Personales II Trusts

See note 13.2.

BANCO MACRO S.A. AND SUBSIDIARIES

(g)
Related to provisional certificates of participation issued by the trusts in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

The abovementioned provisional certficates of participation were settled mostly as of the date of issuance of these consolidated financial statements.

(h)	Onext Trust

The purpose of the Onext trust is to provide enough guarantees for the repayment of the credit assistance granted by the Bank and Crediccop CL to Dalvian House S.A., Conjunto los Cerros S.A. and Dalvian Constructora S.A.

Consequently, on May 19, 2005, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacity as trustors, entered into an agreement to create Onext Trust (“Fideicomiso Financiero Onext”).

The trustors assign to Onext Trust certain plots of lands. The trust has to pay off the debt securities issued by the trust and distributing the remaining these corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

In addition, debt securities (total face value of 32,120) and certificates of participation (subordinated to the payment of the debt securities issued by the trust) were issued by the trust.

As of the date of these consolidated financial statements, Banco Macro S.A. is beneficiary of 50% of the debt securities issued under Fideicomiso Onext.

As per the latest accounting information available to date, corpus assets amounted to about 61,236.

This trust will terminate upon the full settlement of debt securities.

(i)	BG Trust

On December 20, 2005, Equity Trust Company S.A., in its capacity as trustee and Banco de Galicia y Buenos Aires S.A., in its capacity as trustor, entered into a trust agreement to create BG Trust (“Fideicomiso Financiero BG”).

The purpose of the trust is to collect the loans transferred by the trustor and paying the issued securities. To this end, senior trust debt securities, junior trust debt securities (subordinated to the senior trust debt securities) and certificates of participation were issued.

In addition, Banco Macro S.A. and Cargill Investments SCA executed put and call options agreements related to Senior and Junior trust debt securities of the “BG” financial trust carried by the Bank in its portfolio as of December 31, 2006.

On February 5, 2007, the Senior trust debt securities were amortized, and on November 26, 2007, Cargill Investments SCA exercised the purchase option in relation to the Junior trust debt securities.
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

BANCO MACRO S.A. AND SUBSIDIARIES
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
As of December 31, 2007 and 2006, Nuevo Banco Bisel S.A. (subsidiary of Banco Macro S.A.) held Bond “A” for 176,430 and 149,674, respectively. In addition, as of December 31, 2007 the Bank held Bon “B” for 986.417. Both bonds are fully provisioned, as such amounts were considered not recoverable.
13.2.	Trusts created using financial assets transferred by the Bank
The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds originally used to finance loans are recovered early, increasing the Bank’s lending capacity.
Below is a breakdown of the trusts that are effective to date:

			Assets
Name	Trustor	Beneficiary	Managed
Fideicomiso Financiero “Retuc 1”	Banco Macro S.A.	Cooperativa de Vivienda Cons. y Créd. Ltda.	2,300	(1)

(1)	Relating to the corpus assets (loans), as per the latest accounting information available to date. Furthermore, the Bank only administrates the collection of trust assets.
In addition, Nuevo Banco Bisel S.A. (subsidiary of Banco Macro S.A.), in its capacity as trustor, entered into a trust agreement to create, among other, Agroprendas and Personales II Trusts. The trustor transferred to the trusts personal and pledge loans granted to individuals.
As of December 31, 2006, the Bank held debt securities and certificates of participation issued under Agroprendas and Personales II Trusts.
As of December 31, 2007, such trusts were terminated.
13.3.	Trusts as collateral for the loans granted by the Bank
As it is common in Argentine banking market, the Bank in some cases requires that the borrowers place certain assets or rights to receive assets into a trust as a collateral for the loans. This is a common mechanism used by the banks in Argentina to minimize risk of loss and ensure they will have access to the collateral in case the borrower defaults.
Related to this type of trust, the Bank granted loans to the trustors and entered into guarantee trust agreements to ensure compliance with the obligations assumed by the trustor in favor of the beneficiary, through collections of corpus assets. Provided the loan granted by the Bank is performing, the trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor, and also the Bank will never have any responsibility for additional losses other than the balance of the loans. As of December 31, 2007, all loans are performing.
The guarantee trusts usually manage funds provided by the debtor’s activities. To this end, the trustor deposits the funds collected in a trust account. Such funds are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary. Therefore, these trusts have no significant assets at year-end.
On the other hand, some guarantee trusts manage specifc assets, mainly, real properties.

BANCO MACRO S.A. AND SUBSIDIARIES
Below is a breakdown of the trusts that are effective to date:

		Assets
		managed
Name	Trustor	(1)
Fideicomiso Casino Club	Casino Club S.A. y Casino Rosario S.A.	17,500
Sunny Land S.A. security and trust assignment	Individuals not related to the Entity.	16,230

Fideicomiso en Garantía San Vicente	Unider Internacional S.A	4,534
Fideicomiso CIYPSA	Compañia de Inversiones y Participaciones S.A. (CIYPSA)	4,145
Fibra Papelera S.A. security and trust assignment	Agrotécnica del Sur S.A. - and individuals not related to the Entity.	4,040

Other(2)		7,750

Total		54,199
(1)
The amounts are related to (i) the monthly average on a straight-line basis of the funds provided by the debtor’s activities during the fiscal year ended December 31, 2007, or (ii) the value of the specific assets managed (v.e. real properties), as the case may be. In few cases, the bank has estimated the value based on the amount pending amortization as of December 31, 2007, of the loans granted.

(2)
Trusts related to the following trustors: Aeropuertos del Neuquén S.A., Altos de la Calera S.A., Corredor Americano S.A., ENJASA, Grandaunt Construcciones S.A., Horizonte S.A., La Veloz del Norte, Laboratorios Northia S.A.C.I.F.I.A., London Supply S.A.C.I.F.I, Los Castillos S.A., Municipality of the City of Salta, Province of Salta, Pulte S.R.L., Sucesión Yeizel Katz and Transporte Automotor Plaza S.A.

13.4.	Normal trust activities (The Bank acts as trustee).
The Bank performs administration tasks in relation to the corpus assets, in conformity with the agreements. The Bank only has trustee functions and does not have other involvement or interests in the trusts.
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
The trusts usually manage funds provided by the trustor’s activities. On the last day of each month, the assets of the Trust are not significant because they are transferred periodically for the Trustee (the Bank) to the Beneficiary, in accordance with their trust agreements. To this end, the Bank entered into administration trust agreements for the following main purposes:
(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	In connection with public work concession agreement granting road exploitation, management, keeping and maintenance.
In addition, other trusts manange specific assets, mainly, real properties.

BANCO MACRO S.A. AND SUBSIDIARIES
Below is a breakdown of the trusts that are effective to date.

Assets
managed
Name	(1)
Fideicomiso Puerto Madero Siete	122,439
Fideicomiso para el Fortalecimiento y Saneamiento Municipal — Banco Macro Bansud S.A. y Gobierno Provincial — Ley 5435	87,800

Fideicomiso Mypes II	18,634

Fideicomiso de Garantía SINERGIA	12,520

Fideicomiso Financiero “Racing por Siempre I”	11,532

Fideicomiso Saeta — Banco Macro Bansud S.A.	8,398
Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría. de Estado de Economía de la Provincia de Jujuy	6,676

Fideicomiso IPSS	6,275

Other(2)	13,105

Total	287,379
(1)
The amounts are related to (i) the monthly average on a straight-line basis of the funds provided by the debtor’s activities during the fiscal year ended December 31, 2007, or (ii) the value of the specific assets managed (v.e. real properties), as the case may be.

(2)
Trusts related to the following trustors: Province of Salta, Hospital Privado Centro Médico de Córdoba S.A., Conta Walter Mario S.R.L., Cooperativa de Agua Potable y Otros Servicios, ENJASA, Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta, Municipality of the City of Salta and Province of Misiones.

14.	COMPLIANCE WITH REGULATIONS TO ACT AS OVER-THE-COUNTER MARKET AGENT
The Bank’s shareholder’s equity exceeds the minimum amount required by CNV Resolution No. 368/01, to act as over-the-counter market agent.
15.	RESTRICTION ON EARNINGS DISTRIBUTION
a)
As established by Central Bank rules, 20% of net income for the year, plus/less prior-year adjustments, shall be appropriated to legal reserve. Consequently, the Shareholders’ Meeting, held on April 29, 2008 decided to apply 99,040 out of unappropriated retained earnings to increase such legal reserve.

b)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the Central Bank. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

c)
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

d)
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

BANCO MACRO S.A. AND SUBSIDIARIES
e)
Furthermore, as set forth in Central Bank Communiqués mentioned in point b) above, in order to determine the distributable amounts, the following should be deducted from unappropriated retained earnings (i) the assets booked for minimum presumed income tax, that as of December 31, 2007, totaled 23,287 (Banco Macro S.A. stand-alone basis) and (ii) the positive difference between the book value and market value of the federal guaranteed loans and securities in portfolio amounting to 12,059 (Banco Macro S.A. stand-alone basis).

f)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

g)
In addition, as mentioned in note 4.4.l.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the pesification of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated retained earnings” as of year-end. As of December 31, 2007, such amount is 76,001 (net of amortizations – Banco Macro S.A. stand-alone basis).

h)
As established in the issuance conditions for the 1st series of Class 1 Subordinated Corporate Bonds mentioned in note 10.c.1), and as established by Central Bank Communiqué “A” 4,576, the Shareholders’ Meeting held on April 29, 2008 decided to appropiate 46,083 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2008.

On April 11, 2008, the Central Bank notified the Bank that it had authorized the distribution of cash dividends amounting to 170,995.
Subsequently, on April 29, 2008, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends amounting to 170,995. In addition, such shareholder’s Meeting, approved the compensation paid to the Directors amounting to 24,791.
16.	CLAIMS FROM THE AFIP–DGI (FEDERAL PUBLIC REVENUE AGENCY – FEDERAL TAX BUREAU)
a)
On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001. The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that – in the former Banco Bansud S.A.’s opinion – were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of December 31, 2007, the outstanding amount of 5,321 was recognized in the “Other Liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

BANCO MACRO S.A. AND SUBSIDIARIES

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.
17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT
The following table shows the items computed by Banco Macro S.A. (stand-alone basis), Nuevo Banco Bisel S.A. and Banco del Tucumán S.A., under Central Bank rules, to constitute the minimum cash requirement for December 2007 are listed below, indicating the accounts balances.

	Banco Macro S.A.	Nuevo Banco Bisel	Banco del
Item	(stand-alone basis)	S.A.	Tucumán S.A.

Cash

Cash on hand	547,966	150,163	92,217

Amounts in Central Bank accounts	1,597,354	291,955	133,154

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	152,101	12,117	22,168

Total	2,297,421	454,235	247,539

18.	RISK MANAGEMENT POLICIES
In financing activities there are a multiple number of risks to which banks are exposed. These risks are managed through a continuous Identification, Evaluation, Measuring, Control/Mitigation and Monitoring process of the risk events or potential risk situations, so as to provide reasonable assurance regarding their impact, and their relation with the fulfillment of objectives established by the Bank.
In the risk management process, all persons working at the Bank are responsible for this, in spite of the fact that the process begins with the Bank’s Board of Directors and has been designed to provide reasonable security of fulfilling the Bank’s objectives; every single player fulfills a specific role.
The Board of Directors establishes the organizational strategies in terms of risks and approves the policies and structures upon with the Bank will base its comprehensive risk management.
The members of the Board of Directors participate actively in the daily management, sharing their experience and knowledge of the financial system, forming different Committees (Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan and Recovery Committees).
Some of the main risks in financing activities involve:
Credit risk
The credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

BANCO MACRO S.A. AND SUBSIDIARIES
Banco Macro S.A. has counterparty and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level decided by the Bank and the tolerance level established the Central Bank regulations. Credit Risk Management is in charge of applying the policies, administrating and monitoring the exposure to risk. This Management reports to the Junior and Senior Credit Committees.
Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is deemed efficient based on the type of the customers in question. Compliance with Central Bank regulations, related to the diversification and concentration of credit and to the establishment of credit limits based on the customers’ net worth, is also regularly monitored.
The Credit Committees (Senior, Junior and Regional) participate in this process. Their job is to rate customers (approval of credit limits) within the framework of a credit approval system which includes the involvement of a progressive scale of credit capacity levels in relation to the amount of capital being requested and the transaction’s terms and conditions.
The Credit Administration and Transactions Management is also used to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. In relation to this, among other matters, portfolio behavior and settlement reports are prepared. Also, the classification of debtors and hedges are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard).
Within the Credit Risk Management, the Analysis and Planning area duties involve monitoring risk exposure using tools such as alerts and indicators, which serve as a source of information in writing up reports.
Additionally, another part of the risk monitoring is carried out through the Recovery Area, which monitors the changes in the arrears portfolio, and the prelegal handling process of these debtors.
On the other hand, the Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to minimize and/or mitigate the credit risks.
Operational risk
Operational risk is defined as the risk of losses resulting from inadequate internal processes or from failures in such processes, human or system errors, and errors as a result of external events. This definition includes legal risk but excludes strategic and reputation risk.
The Bank formalized the document “Operating Risk Management Framework”, which includes the procedures and tools applied in the daily management, supplemented with the development of methodologies for risk identification, measurement, monitoring and control, with the purpose of providing the organization with general guidelines for its proper management.
This Framework includes a comprehensive model for the management of operating risk together with a clear assignment of roles and responsibilities to each one of the persons participating in the process.
In such context, a Risk Committee will be created, along with the position of Head of Operating Risk. Both will be in charge of defining the adequate policies and procedures for the organization, which are approved by the Board of Directors.
The organizational structure of the operating risk management at the Bank is based on the following aspects:
•	The operational risk policy is established by the Head of Operating Risk and approved by the Board of Directors.

•
The general model design is based on the decentralized responsibility in managements, the independence between the Head of Operating Risk and the other Managements and the independent evaluation by Internal Audit.

•	The application of consistent standards for the definition, evaluation, measurement, monitoring and reporting of the operating risk through an integrated model for the management of operating risk.

BANCO MACRO S.A. AND SUBSIDIARIES
•	The approval by each Management of specific policies and procedures.

•
A reporting system with current and comprehensive information which will contain a summary of operating risk events data, surveys of significant events and a self evaluation of controls, among others, with each management being responsible for reporting the required data.

The Bank has efficient operating risk management proceedings based mainly on the knowledge and experience of the directors and on the involvement of personnel of the Management of this type of risk. In this aspect, the organizational culture, control environment and adherence to policies, standards and procedures play a significant role.
Also, the Bank has long- and medium-term IT plans aimed at neutralizing the risk of obsolescence of the systems and guaranteeing a solid processing and communication infrastructure, and contingency plans ensuring processing continuity.
Market and Liquidity Risk
The market risk is defined by the uncertainty to which the Bank’s future results are exposed in the light of adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in the income capacity as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset quotes, among others.
The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.
The Bank has written policies on the management and administration guidelines in relation to market, liquidity and price risks.
The Bank’s investment strategies is reviewed on a regular basis by the Assets and Liabilities Committee in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacitates are also assessed.
The Assets and Liabilities Committee evaluates the Bank’s situation based on reports provided by Finance Management. The Bank’s value at risk is also monitored. To analyze the rate risk it uses the VAR (Value at Risk) method, determining the present value of net assets, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.
The Financial Planning area uses the following instruments, among others, in preparing its reports and recommendations: Sensitivity analysis, stress tests, index curves, in addition to other simulations. The adoption of measures based on the information provided is left to the Finance Management’s discretion, in relation to several factors that it must take into consideration such as the market conditions or the complexity and variety of transactions.
The reports prepared contemplate the following aspects: Changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; minimum cash, changes, rates and volatility of term deposits, and the participation of institutional investors; price and liquidity risk; limits established by the Assets and Liabilities Committee and issuance of warnings.
Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.
The administration of liquidity needs to be supported by a planning process that determines the current and future cash needs, considering changes in economic, political, regulatory and other conditions. This makes it necessary to identify forecast and possible cash outflows, as well as consider alternative strategies to handle assets and liabilities in critical situations.
The Bank evaluates the liquidity situation through different tools, some of which include:
1.	Business Plan. This is the starting point to determine the cash needs of the current year.

BANCO MACRO S.A. AND SUBSIDIARIES
2.
Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without the business experiencing significant changes.

3.	Stress Tests. Used to quantify the impact of individual or systemic illiquidity scenarios.

4.	Mismatch control. The Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

5.
Assets and Liabilities Assumptions. In the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Finally, the purpose of the price risk policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, administrate and control the price risk.
One of the objectives in relation to the price risk is eliminating the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.
The Finance Management will report to the Assets and Liabilities Committee on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes. Identification of market factors, SFM (sensitivity to market factors), volatility, correlations, value at risk, index curves, stress test, among others.
19.	BALANCES IN FOREIGN CURRENCY
The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2007	2006
ASSETS

Cash	1,001,459	1,029,317
Government and private securities	288,364	247,857
Loans	1,598,906	776,326
Other receivables from financial intermediation	236,249	274,459
Investments in other companies	1,337	1,619
Assets under Financial Lease	20,343
Other Receivables	22,641	14,337
Items pending allocation	52

Total	3,169,351	2,343,915

LIABILITIES

Deposits	2,119,235	1,591,905
Other liabilities from financial intermediation	984,008	425,848
Other Liabilities	7,289	3,823
Subordinated Corporate Bonds	488,192	504,768
Items pending allocation	28	246

Total	3,598,752	2,526,590

BANCO MACRO S.A. AND SUBSIDIARIES
20.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS
20.1.
Included in “Cash” there are: (a) interest-bearing deposits with the Central Bank totaling 2,022,430 and 1,551,369 as of December 31, 2007 and 2006, respectively and (b) interest-bearing deposits in foreign banks totaling 224,179 and 431,387 as of December 31, 2007 and 2006, respectively.

The interest-bearing deposits with the Central Bank yielded a nominal annual interest rate of 2,55% as of December 31, 2007 and 2006, and the interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 2.86% and 3.25% as of December 31, 2007 and December 31, 2006, respectively.

20.2.
Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with Central Bank totaling 180,686 and 115,682 as of December 31, 2007 and December 31, 2006, respectively.

21.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2007	2006
GOVERNMENT SECURITIES

Holdings for trading or intermediation
In pesos:
Consolidation bonds of social security payables in pesos	70,670	4,151
Federal government bonds — maturity 2007, 2008, 2013 and 2014	13,840	104,502
Consolidation bonds	10,236	1,971
Secured bonds Decree 1,579/02	38,299	36,414
Discount bonds	18,746	4,143
Par bonds	1,590	439
Quasi-Par Securities — maturity 2045	—	2,920
Province of Tucumán bonds	2,828	1,905
GDP-Related Securities — maturity 2035	1,109	2,337
Other	197	298

Subtotal holdings for trading or intermediation — In pesos	157,515	159,080

In foreign currency:
Federal government bonds in USD — maturity 2012 and 2013	145,269	111,263
Province of Mendoza bonds un USD — maturity 2018	7,533	—
Argentine Government bonds in USD at 7% — maturity 2017 — Bonar X	45,954	—
Treasury Bills in USD — maturity 2007 and 2008	—	31,276
Par bonds in USD	368	280
Argentine Government bonds in USD at 7% — maturity 2011 — Bonar V	1,462	2,128
Other	312	38

Subtotal holding for trading or intermediation — In foreign currency	200,898	144,985

Subtotal holding for trading or intermediation	358,413	304,065

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2007	2006
GOVERNMENT SECURITIES (cont.)

Unlisted government securities
In pesos:
Federal goverment bonds — maturity 2013	11,987	13,254
Other	38	18

Subtotal unlisted government securities — In pesos	12,025	13,272
Unlisted government securities
In foreign currency:
Province of Tucumán bonds in USD — maturity 2015	8,112	169

Subtotal unlisted government securities — In foreign currency	8,112	169

Subtotal unlisted government securities	20,137	13,441

Instruments issued by the Central Bank of Argentina
In pesos:
Listed Central Bank bills (LEBAC)	30,299	32,463
Listed Central Bank notes (NOBAC)	3,447,947	2,754,556

Subtotal instruments issued by Central Bank	3,478,246	2,787,019

Total government securities	3,856,796	3,104,525

PRIVATE SECURITIES

Investments in listed private securities
In pesos:
Shares	2,971	2,548
Debt securities in financial trusts	—	1,035
Mutual funds	19,424	11,437

Subtotal listed private securities — In pesos	22,395	15,020

In foreign currency:
Shares	5,681	5,032
Corporate bonds	23,595	80,482
Commercial Paper	30,402	—
Mutual funds	11,883	17,925

Subtotal listed private securities — In foreign currency	71,561	103,439

Total private securities	93,956	118,459

Total government and private securities, before allowances	3,950,752	3,222,984

Allowances	(27)	(29)

Total government and private securities	3,950,725	3,222,955

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
			After 5
		After 1 year	years but
		but within 5	within 10	After 10
	Within 1 year	years	years	years	Total
	Book value
	(in thousands of pesos)

GOVERMENT SECURITIES

In pesos:

Holding for trading or intermediation	33,560	63,420	36,400	24,135	157,515

Consolidation bonds of social security payables in pesos	28,299	38,808	3,563		70,670

Federal government bonds — maturity 2008 and 2014	1,138	7,489	5,213	—	13,840

Consolidation bonds	1,786	4,664	2,105	1,681	10,236

Secured bonds Decree 1,579/02	2,127	11,525	23,707	940	38,299

Par bond	—	—	—	1,590	1,590

GDP- Related Securities — maturity 2035	—	—	—	1,109	1,109

Province of Tucumán bonds	158	851	1,750	69	2,828

Discount bonds	—	—	—	18,746	18,746

Other	52	83	62	—	197

Unlisted government securities	4,033	7,992	—	—	12,025

Federal government bonds — maturity 2013	3,996	7,991	—	—	11,987

Other	37	1	—	—	38

Instruments issued by the Central Bank of Argentina	2,941,136	537,110	—	—	3,478,246

Listed Central Bank bills (LEBAC)	21,694	8,605	—	—	30,299

Listed Central Bank notes (NOBAC)	2,919,442	528,505	—	—	3,447,947

Total government securities in pesos	2,978,729	608,522	36,400	24,135	3,647,786

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
			After 5
		After 1 year	years but
		but within 5	within 10	After 10
	Within 1 year	years	years	Years	Total
	Book value
	(in thousands of pesos)

In foreign currency:

Holdings for trading or intermediation	21,189	86,520	91,624	1,565	200,898

Federal government bonds — in USD — maturity 2012 and 2013	20,674	82,697	41,898	—	145,269

Argentine Government bonds in USD at 7%-maturity 2017- Bonar X	—	—	45,954	—	45,954

Argentine Government bonds in USD at 7%-maturity 2011- Bonar V	—	1,462	—	—	1,462

Par bonds in USD	—	—	—	368	368

Province of Mendoza bonds in USD — maturity 2018	515	2,361	3,772	885	7,533

Other	—	—	—	312	312

Unlisted government securities	2,704	5,408	—	—	8,112

Province of Tucumán bonds in USD — maturity 2015	2,704	5,408	—	—	8,112

Total government securities in foreign currency	23,893	91,928	91,624	1,565	209,010

Total government securities	3,002,622	700,450	128,024	25,700	3,856,796

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
			After 5
		After 1 year	years but
		but within 5	within 10	After 10
	Within 1 year	years	years	years	Total
	Book value
	(in thousands of pesos)

PRIVATE SECURITIES

Investments in listed private securities
In Pesos:
Shares	2,971	—	—	—	2,971
Mutual Funds	19,424	—	—	—	19,424

Subtotal listed private securities — In pesos	22,395	—	—	—	22,395

In foreign currency:
Shares	5,681	—	—	—	5,681
Corporate bonds	17,359	6,236	—	—	23,595
Commercial Paper	30,402	—	—	—	30,402
Mutual Funds	11,883	—	—	—	11,883

Subtotal listed private securities—In foreign currency	65,325	6,236	—	—	71,561

Total private securities	87,720	6,236	—	—	93,956

Total government and private securities, before allowances	3,090,342	706,686	128,024	25,700	3,950,752

Allowances					(27)

Total government and private securities					3,950,725

22.	LOANS
Description of certain categories of loans in the accompanying Balance Sheets include:
a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

BANCO MACRO S.A. AND SUBSIDIARIES
The classification of the loan portfolio in this regard was as follows:

	As of December 31,
	2007	2006
Non-financial government sector	732,481	774,273
Financial sector	161,702	436,930
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	106,763	28,553
- With Senior “B” guarantees	357,422	257,509
- Without Senior guarantees	3,405,792	2,122,067
Consumer
- With Senior “A” guarantees	16,637	17,557
- With Senior “B” guarantees	750,974	623,065
- Without Senior guarantees	4,698,068	2,475,732

Less: Allowance	(220,422)	(208,581)

Total loans, net of allowance	10,009,417	6,527,105

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.
Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.
“Without senior guarantees” consist, in general, of unsecured third-party guarantees.
A breakdown of total loans by geographical location of borrowers is as follows:

	2007	2006
Argentina	10,150,371	6,687,200
United States of America	48,943	15,454
England	15,781	—
Uruguay	13,111	7,931
Thailand	687	—
Canada	392	—
Denmark	224	—
Australia	111	444
Chile	86	13
Brazil	55	—
Bahamas	46	—
France	22	481
Peru	9	—
Spain	1	—
Switzerland	—	15,659
United Kingdom	—	7,766
Ecuador	—	480
Venezuela	—	258
Less: Allowance	(220,422)	(208,581)

Total loans, net of allowances	10,009,417	6,527,105

BANCO MACRO S.A. AND SUBSIDIARIES
A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2007	2006
Retail loans	3,410,359	1,719,736
Agricultural livestock — Foresty — Fishing — Mining — Hunting	1,050,102	650,405
Other services	970,585	474,325
Governmental services	861,852	844,814
Other	851,836	288,241
Retail and consumer products	703,063	550,359
Foodstuff and beverages	700,917	537,905
Construction	411,725	320,484
Financial Services	408,002	593,423
Chemicals	340,450	300,429
Transportation, storage and communications	181,646	195,094
Mass production of products	166,169	147,127
Electricity, oil, water	74,256	31,061
Real estate, business and leases	59,512	39,087
Hotels and restaurants	39,365	43,196

Total loans	10,229,839	6,735,686
Less: Allowance	(220,422)	(208,581)

Total loans, net of Allowance	10,009,417	6,527,105

23.	ALLOWANCES FOR LOAN LOSSES
The activity in the allowance for loan losses for the fiscal years presented is as follows:

	As of December 31,
	2007	2006	2005
Balance at the beginning of the fiscal year	208,581	247,532	225,340
Provision for loan losses (a)(b)	93,498	60,102	61,008
Allowances for loan losses from incorporation of assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado	—	—	74,775
Allowances for loan losses from acquisition of Nuevo Banco del Tucumán S.A.	—	13,993	—
Allowances for loan losses from acquisition of Nuevo Nuevo Banco Bisel S.A.	—	28,443	—
Allowances for loan losses for purchased loans and recovered loans	—	—	6,262
Write Offs	(38,199)	(132,926)	(60,929)
Reversals (b)	(43,458)	(8,563)	(58,924)

Balance at the end of the fiscal year (c)	220,422	208,581	247,532

(a)
As of December 31, 2007, the amount of provision for loan losses disclosed in the statements of Income, includes above amounts, and, mainly, the provision for other receivables for financial intermediation (see note 27).

(b)	As of December 31, 2007, as disclosed in note 31, under SEC requirements, the amount of loan loss provision includes above amounts less recovered loans of 88,441.

(c)	As of December 31, 2007, as disclosed in note 31, under SEC requirements, the amount of allowance for loan losses includes the allowance for assets subject to financial lease (see note 27).

BANCO MACRO S.A. AND SUBSIDIARIES
24.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
The breakdown of other receivables from financial intermediation by guarantee type is as follows:

	As of December 31,
Description	2007	2006

Without preferred guarantees	1,433,234	1,092,893
Allowances	(206,939)	(178,319)

	1,226,295	914,574

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

	As of December 31,
Description	2007	2006

Corporate bonds — Unlisted	44,257	12,661
Debt securities in financial trusts — Unlisted	77,030	90,133
Certificates of participation in financial trusts — Unlisted (1)	471,942	451,612

Total investments in unlisted private securities	593,229	554,406

(1)	As of December 31, 2007 and 2006, the Bank booked allowances for impairment in value amounting to 203,797 and 169,097, respectively.
As of December 31, 2007, maturities for the private securities disclosed above are as follows:

			After 5
		After 1 year	years but
	Within 1	but within 5	within 10	After 10	Without
	year	years	years	years	due date		Total

Corporate bonds — Unlisted	5,342	38,457	199	69	190		44,257
Debt securities in financial trusts — Unlisted	68,088	8,942	—	—	—		77,030
Certificates of participation in financial trusts — Unlisted	45,258	175,915	—	16,101	234,668	(1)	471,942

Total investments in unlisted private securities	118,688	223,314	199	16,170	234,858		593,229

(1)	As of December 31, 2007 the Bank booked allowances for impairment in value amounting to 203,797.
The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date.

BANCO MACRO S.A. AND SUBSIDIARIES
The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2007	2006

Amounts receivable from spot and forward sales pending settlement
Receivables from repurchase agreements of government securities	238,481	69,777

Receivable from spot sales of government and private securities pending settlement	174,614	48,020

Receivables from forward sales of government securities	4,508	2,856

Receivables from spot sales of foreign currency settlement	10,978	708

Receivables from other forward sales	—	92,244

	428,581	213,605

Securities and foreign currency receivable from spot and forward purchases pending settlement
Forward purchases of securities under repurchase agreements	15,143	102,293

Spot purchases of government and private securities pending settlement	107,354	31,553

Spot purchases of foreign currency pending settlement	23,580	3,070

Other spot purchases	3,198	3,801

	149,275	140,717

Amounts payable for spot and forward purchases pending settlement
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	23,567	3,071

Payables for forward purchases of securities under repurchase agreements	13,650	57,893

Payables for spot purchases of government securities pending settlement	95,655	29,074

Payables under repo transactions	25,893	42,391

Payable for spot purchases of government and private securities awaiting settlement	—	5

	158,765	132,434

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
Description	2007	2006

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	276,728	89,914

Forward sales of government securities	4,884	4,150

Forward sales of foreign currency pending settlement	10,981	708

Spot sales of government and private securities pending settlement	152,834	38,666

Other forward sales	372	83,628

	445,799	217,066

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in note 4.4.h).

The fair value of these instruments was:

	End-of-year fair value
	2007	2006

Assets	149,275	140,717
Liabilities	445,799	217,066
Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statement of income of each year.
25.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
25.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December 31,
	Estimated
	useful life
Description	(years)	2007	2006

Buildings	50	310,946	307,415
Furniture and facilities	10	79,397	68,317
Machinery and equipment	5	314,820	272,845
Vehicles	5	53,930	32,781
Other	—	2,085	2,084
Accumulated depreciation		(388,067)	(347,191)

Total		373,111	336,251

Depreciation expense was 42,723, 29,230 and 19,218 as of December 31, 2007, 2006 and 2005 respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
25.2	Other assets

Other assets consisted of the following as of December 31, 2007 and 2006:

	As of December 31,
	Estimated
	useful life
Description	(years)	2007	2006

Works in progress	—	55,533	27,357
Works of art	—	1,207	1,203
Prepayments for the purchase of assets	—	157	3,945
Foreclosed assets	—	38,114	42,455
Leased buildings	50	6,883	13,880
Stationery and office supplies	—	4,165	1,651
Other assets (1)	50	115,103	127,095
Accumulated depreciation	—	(14,582)	(14,821)

Total		206,580	202,765

(1)	Mainly includes buildings acquired by attachment in aide of execution, which under Central Bank rules are included in this line after a period of 6 months from the acquisition.
Depreciation expense was 1,598, 1,748 and 2,024 at December 31, 2007, 2006, and 2005 respectively.

25.3	Operating Leases

As of December 31, 2007, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 6 years).

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2008	15,594
2009	11,169
2010	8,600
2011	4,481
2012	2,560
2013 and after	6,314

Total	48,718

As of December 31, 2007, 2006 and 2005, rental expenses amounted to 18,686, 14,123 and 7,249, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

BANCO MACRO S.A. AND SUBSIDIARIES
26.	INTANGIBLE ASSETS
26.1.	Goodwill:

As of December 31, 2007 and 2006 goodwill breakdown is as follows:

	As of December 31,
	Estimated
	useful life
	from
	payment
Description	(years)	2007	2006

Goodwill for the purchase of Banco de Jujuy S.A., net of accumulated amortization of 8,214 as of December 31, 2007 (a)	6	8	826
Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 3,021 as of December 31, 2007 (b)	10	15,222	17,048
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 9,356 as of December 31, 2007 (c)	10	56,686	63,290

Total		71,916	81,164

Amortization expense on goodwill was 9,250, 4,766 and 839, as of December 31, 2007, 2006 and 2005.
(a)
On January 12, 1998, Banco Macro S.A. acquired 80% of the capital stock of Banco de Jujuy in the amount of Ps. 5.1 million. The assets transferred amounted to Ps. 30 million and the liabilities assumed amounted to Ps. 28 million (historical values).

Under Central Bank Rules, this transaction resulted in Banco Macro’s positive goodwill amounting to Ps. 3.5 million, which is amortized in seven years and no impairment is required.

(b)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

Additionally, from September through December 2006, Banco Macro S.A. acquired 4.84% of the capital stock of Banco del Tucumán S.A.

Finally, on November 28, 2006, the general regular and special Shareholder’s Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. suscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93%.

Under Central Bank Rules, this transaction resulted in Banco Macro’s positive goodwill amounting to 18,242, which is amortized in ten years and no impairment is required.

(c)
On August 11, 2006, the Bank acquired 92.73% of the capital stock of Nuevo Banco Bisel in the amount of 19,509. The assets transferred amounted to 1,824,644 and the liabilities assumed amounted to 1,804,534.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 66,042, which is amortized in ten years and no impairment is required.

BANCO MACRO S.A. AND SUBSIDIARIES
26.2.	Organization and development costs:

As of December 31, 2007 and 2006, the organization and development costs breakdown is as follows:

	As of December 31,
	Estimated
	useful life
Description	(years)	2007	2006

Differences due to courts orders — non deductibles for the determination of the computable equity	5	116,464	74,745
Cost from information technology projects	5	63,669	31,511
Organizational cost	5	8,313	699
Other capitalized cost	5	2,615	3,060

Total		191,061	110,015

Amortization expense was 47,202, 32,740 and 26,688 as of December 31, 2007, 2006 and 2005, respectively.
Intangible assets changed as follows during fiscal years ended December 31, 2007, 2006 and 2005:

	Fiscal year ended December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	191,179	70,091	81,531
Additions	128,250	158,623	16,148
Decreases	—	(29)	(61)
Amortization expense	(56,452)	(37,506)	(27,527)

Balance at the end of the fiscal year	262,977	191,179	70,091

27.	OTHER ALLOWANCES AND PROVISIONS

The activity of the following allowances deducted from assets or included in liabilities in accordance with Central Bank rules are as follows:

Government and private securities

Recorded to cover possible impairment risk arising out of government securities.

	As of December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	29	512	2,471
Allowances for government and private securities losses	—	—	512
Write off	—	(474)	(2,471)
Reversals	(2)	(9)	—

Balance at the end of the fiscal year	27	29	512

BANCO MACRO S.A. AND SUBSIDIARIES
Other receivables from financial intermediation

Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account notes 4.4.f) and h.3).

	As of December 31,

	2007	2006	2005

Balance at the beginning of the fiscal year	178,319	27,600	107,530
Allowances for Other receivables for financial intermediation from acquisition of Banco del Tucumán S.A.	—	125	—
Allowances for Other receivables for financial intermediation from acquisition of Nuevo Banco Bisel S.A.	—	164,327	—
Provision for other receivables for financial intermediation losses	38,583	9,129	9,958
Write off	(5,902)	(6,688)	(78,789)
Reversals	(4,061)	(16,174)	(11,099)

Balance at the end of the fiscal year	206,939	178,319	27,600

Assets subject to financial lease

Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account note 4.4.f).

	As of December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	3,489	1,470	609
Allowances for Assets subjects to financial leases from acquisition of Banco del Tucumán S.A.	—	226	—
Allowances for Assets subjects to financial leases from acquisition of Nuevo Banco Bisel S.A.	—	299	—
Provision for assets subject to financial lease	1,557	1,529	875
Write off	—	(19)	(14)
Reversals (1)	(148)	(16)	—

Balance at the end of the fiscal year (1)	4,898	3,489	1,470

(1)	Under U.S. SEC requirements, they were included in “Assets — Allowance for loans losses”.
Investment in other companies

Recorded to cover possible impairment risk arising from investments in other companies.

	As of December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	1,172	1,304	719
Provision for investment in other companies losses	85	18	1,049
Write off	(11)	—	(167)
Reversals	(549)	(150)	(297)

Balance at the end of the fiscal year	697	1,172	1,304

BANCO MACRO S.A. AND SUBSIDIARIES
Other receivables
Following is a summary of amounts recorded to cover collectibility risks of other receivables.

	As of December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	36,153	18,246	6,201
Allowances for Other receivables from acquisition of Banco del Tucumán S.A.	—	1	—
Allowances for Other receivables from acquisition of Nuevo Banco Bisel S.A.	—	18,892	—
Provision for other receivables losses	1,936	8,175	13,220
Write off	(3,959)	(8,694)	(1,098)
Reversals	(7,096)	(467)	(77)

Balance at the end of the fiscal year	27,034	36,153	18,246

Total of allowances	239,595	219,162	49,132

Provisions — Contingencies and Commitments

Following is a roll-forward of the allowance recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS (Statements of Financial Accounting Standards) No. 5.

	As of December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	1,674	2,076	3,120
Provision for contingent commitments losses	55	7	1,692
Write off	—	—	(1,043)
Reversals	(69)	(409)	(1,693)

Balance at the end of the fiscal year	1,660	1,674	2,076

Provisions — Negative Goodwill
Following is the roll forward of the amounts recorded to cover the difference between the purchase price and the book value of the net equity acquired of Banco Bansud S.A. and Nuevo Banco Suquía S.A.:

	As of December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	483	73,595	146,707
Amortization	—	(73,112)	(73,112)

Balance at the end of the fiscal year	483	483	73,595

BANCO MACRO S.A. AND SUBSIDIARIES
Provisions — Other loss contingencies
Principally includes labor litigation and customer and other third-party claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS No. 5.

	As of December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	75,085	102,479	75,872
Provision for other contingent losses	23,638	20,087	37,440
Provision for other contingent losses from acquisition of Banco del Tucumán S.A.	—	994	—
Provision for other contingent losses from acquisition of Nuevo Banco Bisel S.A.	—	11,790	—
Provision for other contingent losses from incorporation of assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado	—	—	6,796
Write off	(18,728)	(58,213)	(13,347)
Reversals	(1,951)	(2,052)	(4,282)

Balance at the end of the fiscal year	78,044	75,085	102,479

Provisions — For severance pay

	As of December 31,
	2007	2006	2005
Balance at the beginning of the fiscal year	496	—	—
Provision for severance pay	—	1,000	—
Write off	(496)	(504)	—

Balance at the end of the fiscal year	—	496	—

Provision — Difference from deposit dollarization (1)

	As of December 31,
	2007	2006	2005
Balance at the beginning of the fiscal year	27,132	—	—
Provision for difference from deposit dollarization	35,882	27,132	—
Provision from court deposits dollarization	21,678	—	—
Write off	(532)	—	—

Balance at the end of the fiscal year	84,160	27,132	—

Total of provisions	164,347	104,870	178,150

(1)	See note 2.
28.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
28.1.	Deposits
The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2007 is 4,209,307.

BANCO MACRO S.A. AND SUBSIDIARIES
28.2.	Central Bank of Argentina
The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2007			As of December 31, 2006
		Interest			Interest
		and CER			and CER
	Principal	adjustments	Rate	Principal	adjustments	Rate
Short–term liabilities	34,660	37,866	1.97%	35,807	33,255	1.95%
Long–term liabilities	135,182	140,188	2.00%	168,330	148,697	2.00%

Total	169,842	178,054		204,137	181,952

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	Amounts
2009	68,708
2010	68,709
2011	68,709
2012	68,710
2014 and after	534

Total	275,370

28.3.	Banks and international institutions

	As of December 31, 2007			As of December 31, 2006
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	3,388	3,891	7.11%	23,212	5,718	5.92%
Long–term liabilities (1)	157,550	—	6.56%	153,475	—	6.26%

Total	160,938	3,891		176,687	5,718

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

(1)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% per anum. As of December 31, 2007 the Bank had duly complied with the obligations assumed with the loan.

28.4.	Financing received from Argentine financial institutions
The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2007			As of December 31, 2006
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	116,666	2,372	6.75%	26,502	1,219	6.40%
Long–term liabilities	20,142	21,116	2.02%	21,480	18,957	2.04%

Total	136,808	23,488		47,982	20,176

Accrued interest and adjustments are included in “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets. Amounts are unsecured.

BANCO MACRO S.A. AND SUBSIDIARIES
Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	Amounts
2009	2,427
2010	3,438
2011	3,640
2012	3,640
2013	3,640
2014	5,562
2015	5,946
2016	5,946
2017	5,946
2018	1,073

41,258

28.5.	Others
In connection with the liability assumed with SEDESA related to the acquisition of preferred shares of Nuevo Banco Bisel S.A. and Corporate Bonds issued, see notes 3.7 and 10.c.1), respectively.
29.	EMPLOYEE BENEFIT PLANS
The Bank does not maintain pension plans for its personnel. The Bank is required to pay employer contributions, determined on the basis of total monthly payroll.
These expenses aggregated 78,821, 50,755, and 36,094 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, and are included in the “Operating Expenses—Personnel expenses” account.

30.	MINIMUM CAPITAL REQUIREMENTS

Under Central Bank’s rules, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). As of December 31, 2007 and 2006, the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the Central Bank rules are as follows:

			Excess of actual Minimum
	Required	Computable	Capital over Required
	Minimum Capital	Capital	Minimum Capital

December 31, 2007	1,150,183	2,969,676	1,819,493
December 31, 2006	741,521	2,656,276	1,914,755

BANCO MACRO S.A. AND SUBSIDIARIES
31.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET

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

Consolidated Statements of Income	2007	2006 (1)	2005 (1)

Interest and fees on loans	1,287,555	739,214	418,175
Interest on bearing deposits with other banks	19,917	10,516	7,861
Interest on other receivables from financial intermediation	69,513	68,146	67,117
Interest on securities and foreign exchange purchased under resale agreements	24,642	18,311	14,924
Securities gains, net	437,832	274,029	203,566
Other interest income	13,283	43,402	17,574

Total interest income	1,852,742	1,153,618	729,217

Interest on deposits	501,168	280,325	191,637
Interest on securities and foreign exchange purchased under resale agreements	10,998	9,634	7,637
Interest on short-term borrowings	4,860	7,094	6,369
Interest on long-term debt	161,374	16,474	15,842
Other interest expense	100,068	96,195	82,250

Total interest expense	778,468	409,722	303,735

Net interest income	1,074,274	743,896	425,482

Provision for loan losses, net	38,401	59,623	18,295

Net interest income after provision for loan losses	1,112,675	803,519	443,777

Service charges on deposit accounts and other fees	394,167	282,724	186,062
Credit-card service charges and fees	102,856	60,102	43,687
Other commissions	19,789	16,775	7,948
Foreign currency exchange trading income	15,947	11,607	10,630
Income from equity in other companies	13,477	7,928	6,909
Foreign exchange, net	48,823	40,007	31,392
Negative Goodwill	—	73,112	73,112
Other	93,489	66,271	86,267

Total non-interest income	688,548	558,526	446,007

Commissions	49,965	44,607	31,213
Salaries and payroll taxes	587,480	395,421	253,816
Outside consultants and services	41,802	38,768	25,476
Depreciation of bank premises and equipment	43,972	30,736	20,815
Rent	18,635	14,085	9,860
Stationery and supplies	14,511	8,880	7,823
Electric power and communications	31,980	23,490	17,047
Advertising and publicity	50,343	31,138	22,663
Taxes	12,819	8,755	5,616
Directors’ and Statury Audits’ fee	37,695	14,355	14,142
Insurance	6,091	5,238	3,956
Security services	35,487	25,002	16,366
Maintenance, conservation and repair expenses	36,392	24,825	17,429
Amortization of organization and development expenses	55,906	37,291	27,423
Provision for losses on other receivables and other allowances	15,599	26,713	9,301
Other	172,918	128,262	110,050

Total non-interest expense	1,211,595	857,566	592,996

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income (contd.)	2007	2006 (1)	2005 (1)

Minority interest of subsidiaries	2,083	3,178	—

Income before income tax expense	587,545	501,301	296,788

Income tax expense	92,345	76,961	34,042

Income from continuing operations	495,200	424,340	262,746

Net income	495,200	424,340	262,746

Earnings per common share	0.72	0.64	0.43

(1)	See note 4.2.

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2007, and 2006, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2007	2006 (1)
ASSETS

Cash	875,486	644,191
Interest-bearing deposits in other banks	2,428,779	2,099,861
Federal Funds sold and securities purchased under resale agreements of similar arrangements	253,623	172,070
Trading account assets	616,508	354,986
Other short-term investments	—	489
Investment securities available for sale	3,379,045	2,873,954
Loans	10,649,628	7,037,049
Allowance for loan losses	(225,320)	(212,070)
Premises and equipment	626,319	587,946
Due from customers on acceptances	131,407	91,607
Other assets	765,965	641,544

Total assets	19,501,440	14,291,627

BANCO MACRO S.A. AND SUBSIDIARIES

	2007	2006 (1)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	9,848,241	7,309,335
Non interest-bearing deposits	3,742,908	2,761,682
Federal Funds purchased and securities sold under repurchase agreements	316,270	190,197
Other short-term borrowings	629,951	375,807
Long-term borrowings	1,336,519	510,939
Contingent liabilities	167,200	114,108
Other liabilities	117,903	36,966
Bank acceptances outstanding	131,407	91,607
Subordinated corporate bonds	490,695	507,844
Minority interest in consolidated subsidiaries	12,640	78,045

Total liabilities	16,793,734	11,976,530

Common stocks	683,979	683,979
Retained appropriated earnings	382,916	298,056
Retained unappropriated earnings	1,241,716	933,967
Other shareholders’ equity	399,095	399,095

Total shareholders’ equity	2,707,706	2,315,097

Total liabilities and shareholders’ equity	19,501,440	14,291,627

(1)	See note 4.2.
32.	OPERATIONS BY GEOGRAPHICAL SEGMENT

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2007	2006	2005

Total revenues	2,736,273	1,842,298	1,271,492
Argentina	2,704,895	1,818,761	1,247,412
Bahamas	31,378	23,537	24,080

Net income	495,200	424,340	262,746
Argentina	485,079	419,523	252,353
Bahamas	10,121	4,817	10,393

Total assets	19,781,246	14,504,972	9,487,822
Argentina	19,256,544	14,000,262	9,139,388
Bahamas	524,702	504,710	348,434
33.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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
•
Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be traded on a stock exchange or under OTC (Over-the-Counter) agreements.

•
Forwards and Futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underling asset or financial instrument. Forwards contracts are OTC agreements and are principally dealt in by the Bank in securities/foreign exchange as forward agreements.

•	Swaps: they are agreements between two parts with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or OTC agreements.

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

The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006

Forward purchases of foreign exchange without delivery of underlying asset (a)	331,411	—
Put options sold (b) & (c)	113,809	245,675
Forward sales of foreign exchange without delivery of underlying asset (a)	94,838	27,576
Interest rate swaps (d)	36,238	—
Call options sold (e), (f) & (g)	549	91,071
Put options taken (g)	—	50,649
Call options taken (c) & (f)	—	159,804

(a)
The Bank enters into these transactions to take advantage of price differentials. Under Central Bank rules, they were valued at their quoted prices as of December 31, 2007 and 2006. They expired a few days later. Any quoted price-differences were charged to income.

(b)
As of 2007 and 2006, the Bank recorded in memorandum accounts the amounts representing obligations of the Bank under put options sold related to the Federal Government Bond coupons established in Presidential Decrees Nos. 905/02 and 1,836/02. Such options were imposed by the Federal Government to all financial institutions.

BANCO MACRO S.A. AND SUBSIDIARIES

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

(c)
As of December 31, 2006, include a put and a call option agreements entered into by the Bank, in its capacity as buyer of Nuevo Banco Bisel S.A. and SEDESA. Such option was exercise by the Bank on May 28, 2007 (see note 3.7).

(d)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest per anum and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the difference between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

(e)
As of December 31, 2007 the Bank sold call options over stock index. Under Central Bank rules, the call option were value at their quoted price. The Bank enters into this transaction to take advantage of price differentials. This agreement expired on January 19, 2008. The counterparty did not exercise the option.

(f)
As of December 31, 2006, the Bank took and sold call options over euros. Under Central Bank rules, the call option taken were valued at their strike price and the call option sold were valued at the quoted price. The Bank entered into these transactions to take advantage of price differentials. These agreements expired on January 29, 2007. Neither the Bank nor the counterparty exercised the options.

(g)
As of December 31, 2006, the Bank has sold a call option and purchased a put option over the Senior and Junior debt securities of “BG” Financial Trust. The options share the same strike price, exercise term (one of them has a two-day difference) and underlying assets.

The Bank structured these transactions to guarantee the sale of the assets involved by charging an interest rate from the execution of the agreements until options are exercised.

The Senior trust debt securities were fully amortized on February 5, 2007.

After successive monthly renewals, on November 26, 2007, the counterparty exercised the purchase option on the Junior trust debt securities.

Under Central Bank rules, these options were valued at the agreed-upon strike price (see additionally note 4.4.m.3).

BANCO MACRO S.A. AND SUBSIDIARIES
Credit-related financial instruments

The Bank’s exposure to credit loss in the event of the counterparts’ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2007	2006

Unused portion of loans granted per debtors classification regulations	—	9,120
Other guarantees provided covered by debtors classification regulations	115,930	243,057

(*)	A significant portion of the Bank’s guarantees as of December 31, 2007 and 2006, have a remaining maturity of less than one year.

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2007	2006

Checks drawn on the Bank pending clearing	320,438	326,885
Checks drawn on other Banks	183,684	133,044
Trust activities
See note 13.
34.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

35.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Central Bank rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (US GAAP). “SFAS” shall refer to Statements of Financial Accounting Standards.

BANCO MACRO S.A. AND SUBSIDIARIES
35.1.	Income taxes
a)
As explained in note 5, Central Bank rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

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

Effective January 1, 2007, the company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The adoption of FIN 48 did not have an impact on Banco Macro’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2007.
Deferred tax assets and liabilities are summarized as follows:

	As of December 31,
Description	2007	2006

Deferred tax assets:
Loans	55,708	40,772
Intangible assets	84,945	84,597
Allowance for loss contingencies	57,318	41,952
Net tax loss carry forwards	54,796	137,304
Other	18,294	15,979

Total deferred assets	271,061	320,604

Deferred tax liabilities:
Governments and private securities valuation	(3,796)	(9,114)
Property, equipment and other assets	(5,411)	(9,296)
Foreign exchange difference	(12,004)	(7,470)
Other	(7,306)	(7,709)

Total deferred liabilities	(28,517)	(33,589)

Deferred tax asset	242,544	287,015

Allowance for deferred tax assets	(119,467)	(104,113)

Net deferred tax assets under US GAAP	123,077	182,902

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2007, the consolidated tax loss carry forwards of 156,561 are as follows:

Expiration year	Amount

2008	153,717
2009	500
2010	250
2011	800
2012	1,294

156,561

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2007	2006	2005

Net deferred tax assets at the beginning of the year	182,902	106,553	128,474
Net deferred tax (liabilities) / assets acquired from acquisition on business combination (*)	(3,359)	136,616	—
Reversal of valuation allowance from acquisition of Nuevo Banco Suquía S.A. (**)	—	—	7,895
Amount recorded in comprehensive income — Increase	8,333	9,719	53,481
Net deferred tax expense for the year	(64,799)	(69,986)	(83,297)

Net deferred tax assets at the end of the year	123,077	182,902	106,553

(*)	See note 35.7.

(**)
As of December 31, 2005, the Bank reversed allowances for deferred tax assets recognized in the acquisition of Nuevo Banco Suquía S.A. (see note 35.7.c)). In accordance with paragraph 30 of SFAS 109, the reversed allowances were applied first to zero intangible assets acquired from Nuevo Banco Suquía S.A. (net of allocated negative goodwill) and second to reduce income tax expense

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2007	2006	2005

Pre-tax income in accordance with US GAAP	559,674	546,611	546,783
Statutory income tax rate	35.00%	35.00%	35.00%

Tax on net income at statutory rate	195,886	191,314	191,374

Permanent differences at the statutory rate:
- Variation of allowances	15,354	84,116	(89,934)
- Income not subject to income tax	(57,908)	(111,575)	19,984
- Others	3,812	(16,908)	(4,085)

Income tax in accordance with US GAAP	157,144	146,947	117,339

BANCO MACRO S.A. AND SUBSIDIARIES
The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2007	2006	2005

Income tax in accordance with Central Bank regulations	92,345	76,961	34,042

Deferred tax charges	64,799	69,986	83,297

Total income tax expense in accordance with US GAAP	157,144	146,947	117,339

In note 35.7 the abovementioned adjustments were split considering business combinations or other adjustments.
b)
In addition, as of December 31, 2007, 2006 and 2005 the Bank had asset of 48,891, 63,843 and 53,593, respectively, for the credit for Tax on minimum presumed income. As mentioned in note 5 to the financial statements, under Central Bank Rules, such credit is considered to be an asset because Management estimates it will be used within ten years, which is the period allowed by the Central Bank Communiqué ‘‘A’’ 4,295, as amended.

In accordance with US GAAP, a valuation allowance was recorded for the portion of such credit which was deemed to be more likely than not that it would not be recovered, as per paragraphs 17 (e) and 25 of SFAS 109.

The adjustments related to credit for tax on minimum presume income acquired in business combination transactions are included in note 35.7.
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7, would increase income by 34,351 as of December 31, 2005.
35.2.	Exposure to the Argentine Public Sector and Private Securities
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

In 2005, the Bank implemented SOP 03-3 – “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” for loans acquired.

BANCO MACRO S.A. AND SUBSIDIARIES
The adjustments related to guaranteed loans acquired in business combination transactions are included in note 35.7 d) to f).

The effects of adjustments require to state amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7 d) to f), would decrease assets by 256,165, 270,492 and 271,005 as of December 31, 2007, 2006 and 2005, respectively.

On the other hand, income would increase by 14,327 and 513 and decrease by 34,420 for the years ended December 31, 2007, 2006 and 2005, respectively.
b)	Secured Bonds

As of December 31, 2007, 2006 and 2005 part of Secured Bonds (BOGARs) are classified for US GAAP purposes as available for sale securities and carried at fair value with the unrealized gain or loss, net of income taxes, recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the BOGARs, the Bank used quoted market values.

During the fiscal year ended December 31, 2005, the Bank sold part of its Secured Bonds and, therefore, realized a part of the gains that were previously recorded in other comprehensive income.
The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 7,926 as of December 31, 2005.
On the other hand, income would increase by 2,661, 31,653 and 239,301 for the years ended December 31, 2007, 2006 and 2005, respectively.
c)	Other Loans—Non-financial provincial government sector

As of December 31, 2006 and 2005, the Bank had other loans granted to the non-financial provincial government sector, which were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.c).

In accordance with SFAS No. 114, as of December 31, 2006 and 2005, the Bank deemed these loans to be impaired and measured impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, with a corresponding adjustment to bad-debt expense.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 196 as of December 31, 2005.
On the other hand, income would increase by 196 and 5,749 for the years ended December 31, 2006 and 2005, respectively.
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

According to Central Bank rules, the compensation received was originally valued at face value plus interest accrued under the issuance terms.

Under US GAAP, these assets (including those used for forward purchases under repurchase agreements) should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported net of income tax within the shareholders’ equity accounts.

BANCO MACRO S.A. AND SUBSIDIARIES

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
The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 20,719 as of December 31, 2005.
On the other hand, income would increase by 40,736 and 128,875 for the years ended December 31, 2006 and 2005, respectively.
e)	Instruments issued by Central Bank of Argentina and other unlisted securities

As of December 31, 2007, 2006 and 2005, the Bank had Instruments issued by Central Bank of Argentina and other unlisted government securities. Under Central Bank rules, these securities were valued at the quoted price of each security and at the cost value increased by their internal rate of return, respectively.

According to US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the write down amount shall be included in earnings.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase assets by 1,817 and 20 as of December 31, 2007 and 2006, respectively.
On the other hand, income would increase by 18,608 and 13,780 for the years ended December 31, 2007 and 2005, respectively and decrease by 15,870 for the year ended December 31, 2006.

The amortized cost, Gross unrealized gains and fair value of securities classified as available for sale (including those derived from business combinations) as of December 31, 2007, 2006 and 2005, are as follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value

2007	3,363,428	6,727	3,370,155
2006	2,842,286	26,199	2,868,485
2005	2,767,477	54,053	2,821,530
For additional information in connection with the securities classified as available for sale, see note 21.

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Proceeds from sales
Available for	as of December 31,
sale securities	2007 (*)	2006 (*)	2005 (*)

Debt Securities Issued by Argentinian Government and others	2,050,941	2,845,568	1,578,755

(*)	As of December 31, 2007, 2006 and 2005, realized gains as a result of those sales amounted to 17,832, 43,742 and 168,456, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
The amount of the unrealized holding gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see note 35.17) is as follows:

Securities	2006		Increase	Decrease		2007

Federal Government Bonds – maturity 2013	—		1,957	—		1,957
Secured Bonds Decree 1579/02	10,309		—	(2,661)		7,648
Instrument issued by Central Bank of Argentina	15,890		—	(18,428)		(2,538)
Corporate Bonds	—		—	(340)		(340)

Total	26,199	(1)	1,957	(21,429	)(2)	6,727

Securities	2005	Increase		Decrease	2006

Compensatory Bonds	20,017	—		(20,017)	—
Secured Bonds Decree 1579/02	34,036	—		(23,727)	10,309
Instrument issued by Central Bank of Argentina	—	15,890		—	15,890

Total	54,053	15,890	(1)	(43,744)	26,199	(1)

Securities	2004	Increase	Decrease	2005

Compensatory Bonds	29,719	5,507	(15,209)	20,017
Secured Bonds Decree 1579/02	128,196	25,373	(119,533)	34,036
Compensatory Bonds to be Received	46,793	—	(46,793)	—

Total	204,708	30,880	(181,535)	54,053

(1)	Taking into account the unrealized gains related to the financial trusts mentioned in note 35.21., “increase” amounted to 17,270 and the balance as of December 31, 2006 amounted to 27,579.

(2)	Taking into account the liquidation of the financial trusts mentioned in note 35.21., “decrease” amounted to 22,809.
The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2007, 2006 and 2005 are as follows:

	Gains as of December 31,
Trading Securities	2007	2006	2005

Debt Securities Issued by Argentinian Government	467	2,404	30
Shares	(15)	11	(629)
Corporate Bonds	(315)	116	299
Other Debt Securities	—	10	3,528
Other	2,850	297	(63)

	2,987	2,838	3,165

BANCO MACRO S.A. AND SUBSIDIARIES
35.3.	Loan origination fees

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

The adjustments related to business combination transactions are included in note 35.7 d) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7.d) to f), would decrease assets by 20,163, 17,092 and 11,483 as of December 31, 2007, 2006 and 2005, respectively. Income for the years ended December 31, 2007, 2006 and 2005 would decrease by 3,071, 5,609 and 4,170, respectively.

35.4.	Allowance for loan losses

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

The loan loss reserve is maintained in accordance with Central Bank rules. This results from evaluating the degree of debtors’ compliance and the guarantees and collateral supporting the respective transactions.

Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the write-off of non-performing loans classified as “non-recoverable” after a certain period of time and on management’s decisions to write off non-performing loans evidencing a very low probability of recovery.

In addition, under Central Bank rules, the Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the consolidated income of statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value.

Under Central Bank rules, a minimum loan loss reserve is calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer and housing loan borrowers. Although, the Bank is required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the Central Bank, the Bank is allowed to establish additional loan loss reserve.

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

Under US GAAP, a portion of the total allowance typically consists of amounts that are used, for example, to cover loans that are analyzed on a “pool” or homogeneous basis and to supplement specific allowances in recognition of the uncertainties inherent in point estimates.

The Bank’s accounting for its loan loss reserve under Central Bank rules differs in some respects with practices of US-based banks, as discussed below.

BANCO MACRO S.A. AND SUBSIDIARIES
The adjustments related to business combination transactions are included in note 35.7 d) to f).

In addition, all loans reserves from business combinations, since the effective date of SOP 03-3, recorded under Central Bank rules were reversed under US GAAP purposes as of each acquisition date, due to the fact that it is not appropriate to report such acquired impaired loans on a gross basis, since the Bank is not expected to incur those losses.

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

The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guaranties greater than 180 days have been reserved at 50% in accordance with the Central Bank rules.

Under US GAAP, the bank adopted a policy to charge off loans which are 180 days past due should be charged off.

Had US GAAP been applied, the Bank’s assets would have decreased by 3,600, 1,233, and 500 as of December 31, 2007, 2006 and 2005, respectively. In addition, income would decrease by 2,367, 733 and 81 for the years ended December 31, 2007, 2006 and 2005 respectively.

c)	Impaired loans—Non Financial Private Sector and residents abroad

SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing US GAAP adjustments require a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The adjustments related to business combination transactions are included in note 35.7 d) to f).

The following table discloses the amounts required by SFAS 114, as of December 31, 2007, 2006 and 2005:

	Fiscal year ended December 31,
	2007	2006	2005

Total amount of loans considered as impaired	213,216	141,504	217,842
Amount of loans considered as impaired for which there is a related allowance for credit losses	158,836	135,219	196,136
Amount of loans considered as impaired for which there is no related allowance for credit losses	54,380	6,285	21,706
Reserves allocated to impaired loans	89,665	71,524	146,744
Average balance of impaired loans during the fiscal year	215,300	179,673	292,144
Interest income recognized on impaired loans	9,119	881	4,192

BANCO MACRO S.A. AND SUBSIDIARIES
The Bank recognizes interest income on impaired loans on a cash basis method.
In addition, the Bank has performed a migration analysis based on uncollectivity following the SFAS 5 considerations.

Had US GAAP been applied, the Bank’s assets would have decreased by 12,739, 4,513 and 1,389 as of December 31, 2007, 2006 and 2005, respectively. In addition, income would decrease by 8,226, 3,124 and 580 for the years ended December 31, 2007, 2006 and 2005, respectively.

Under US GAAP, the activity in the allowance for loan losses for the years presented is as follows:

	Fiscal year ended December 31,
	2007	2006	2005

Balance at the beginning of the fiscal year	97,116	174,646	226,568

Provision for loan losses	99,453	63,959	61,669
Allowances for recovered loans	—	—	6,262
Write offs	(38,199)	(132,926)	(60,929)
Reversals	(43,458)	(8,563)	(58,924)

Balance at the end of the fiscal year	114,912	97,116	174,646

d)	Interest recognition — non-accrual loans

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

Had US GAAP been applied, the Bank’s assets would have decreased by 2,491, 2,377 and 4,245 as of December 31, 2007, 2006 and 2005, respectively. In addition, income would decrease by 114 and 300 for the years ended December 31, 2007 and 2005, respectively, and increase by 1,868, for the year ended December 31, 2006.

35.5.	Intangible assets
a)	Judgments due to court decisions related to foreign currency — denominated deposits

As mentioned in notes 2 and 4.4.l.2), the Bank capitalized as intangible assets the exchange differences related to constitutional protection and court judgments resulting from court decisions and the estimates based on the Argentine Supreme Court’s decisions. These intangible assets are being amortized under the straight-line method in accordance with Central Bank rules.

Under US GAAP, the right to obtain these compensations is deemed a contingent gain which can not be recognized until realized, pursuant to SFAS 5 — Accounting for Contingencies.

BANCO MACRO S.A. AND SUBSIDIARIES
The adjustments related to these intangible asset acquired in business combination transactions are included in note 35.7. d) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7. d) to f), would be to decrease assets by 108,788, 62,872 and 42,632 as December 31, 2007, 2006 and 2005, respectively. In addition, income for the years ended December 31, 2007 and 2006 would decrease by 45,916 and 20,240, respectively, and income for the year ended December 31, 2005 would increase by 7,405.

b)	Software costs

US GAAP SOP 98-1, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only certain costs in the second stage should be capitalized. Under Central Bank rules, the Bank capitalized costs relating to all three of the stages of software development and amortized these costs on straight-line basis.

Under US GAAP SOP 98-1, the Bank properly capitalized only certain costs of computer software developed or obtained for internal use (mainly, services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and travel expenses incurred by employees in their duties directly associated with developing software).

The adjustments related to capitalized of software cost acquired in business combination transactions are included in note 35.7 d) to f).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7 d) to f), would decrease assets by 39,016, 15,064 and 12,084 as of December 31, 2007, 2006 and 2005, respectively. In addition income would decrease by 23,952 and 2,980 for the years ended December 31, 2007, and 2006, respectively, and income for the year ended December 31, 2005 would increase by 381.

c)	Organizational costs

Applying US GAAP and in accordance with SOP 98-5 also resulted in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 8,656, 1,503 and 1,881 as of December 31, 2007, 2006 and 2005, respectively. In addition income for the year ended December 31, 2007 would decrease by 7,153 and income would increase by 378 and 1,442 for the years ended December 31, 2006 and 2005, respectively.

The adjustments related to Organizational costs acquired in business combination transactions are included in note 35.7 d) to f).
35.6.	Vacation accrual
The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.
The adjustments related to business combination transactions are included in note 35.7 d) to f).

Had US GAAP been applied, the Bank’s shareholder’s equity would be decreased by 39,345, 20,170 and 16,805 as of December 31, 2007, 2006 and 2005, respectively. In addition, the income for the years ended December 31, 2007, 2006 and 2005 would decreased by 19,175, 3,365 and 3,286 respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
35.7.	Business Combinations

The Bank has effected several business combinations in the past few years. In order to present more detailed information about the US GAAP differences related to these business combinations, the Bank has reclassified certain line items in the reconciliation table shown in note 35.16. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to the banks which have not been legally merged into the Bank (mainly Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.). The qualitative description of the adjustments related to business combinations are described above, as the case may be. The details of these effects are described in this footnote.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (taking into account the percentage of acquisition):

Cash	144,385
Government Securities	74,352
Loans	1,431,727
Other assets	691,443
Tangible non-current assets	145,257

Total assets acquired	2,487,164

Deposits	2,582,768
Other liabilities	1,050,536

Total liabilities assumed	3,633,304

Net assets	(1,146,140)

BANCO MACRO S.A. AND SUBSIDIARIES

% acquired	81.225%
Net assets acquired	(930,952)
Irrevocable capital contribution transferred	970,668	(*)
Total net assets acquired	39,716
Purchase price	—

Negative Goodwill	(39,716	)(**)

(*)
The irrevocable capital contributions were made by Banamex in its capacity as Banco Bansud S.A.´s shareholder pursuant to the acquisition by Banco Macro S.A. The Bank obtained the rights over these irrevocable contributions as the new shareholders of Banco Bansud S.A.

(**)
The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current assets acquired. Given the Argentine economic environment and the Banks’ situation at the time of the acquisition (see note 2), no identifiable intangible assets were recognized.

The reconciliation of shareholders’ equity to US GAAP below includes the effects of the purchase accounting adjustments, the reversal of the negative goodwill and related amortization and inflation effects calculated under Central Bank rules, and the reversal of the gain related to the de-recognition of the contingent purchase price.

The effects on the Bank’s net assets, to allocate the negative goodwill under US GAAP had been resulted in a decrease by 11,944 and 16,574 and increase by 51,909 as of December 31, 2007, 2006 and 2005, respectively. In addition income would increase by 4,630 and decrease by 68,483 and 68,482 for the years ended December 31 2007, 2006 and 2005, respectively.

b)	Merger with and into former Banco Bansud S.A. — a downstream merger

In March 2003 the Bank and its subsidiary former Banco Bansud S.A., entered into a merger agreement (the “Merger Agreement”). The Merger Agreement provided that, former Banco Macro S.A. was merged with and into former Banco Bansud S.A., with former Banco Bansud S.A. continuing as the surviving corporation, renamed Banco Macro Bansud S.A. The result of this transaction was a single shareholder group, including the former minority interest of former Banco Bansud S.A., owning the consolidated net assets. The terms of the merger were agreed to and announced on March 28, 2003. Before the merger, the former Banco Bansud S.A. was a public company in the Argentine stock market with a readily available tradable market value of its shares.

The acquisition date was December 2003, upon the appropriate shareholders and regulatory approvals. At that date, Banco Bansud S.A. issued the common shares and exchanged for all the outstanding common stock of Banco Macro S.A.

Banco Macro S.A. shareholders received 14.75 shares of former Banco Bansud S.A. for each common share of Banco Macro S.A.

Under Central Bank rules, the merger was accounted for based on the carryover value of assets and liabilities as of January 1, 2002 since the merger was given retroactive effect to that date. Additionally, therefore, the minority interest was not recognized in 2003.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, this transaction was accounted for as a downstream merger and an acquisition of minority interest. SFAS 141 requires the acquisition of the minority interest of former Banco Bansud S.A. to be accounted for under the purchase method. As the consideration given to the minority interest was not in the form of cash, the cost of the interest acquired was determined based on the fair value of the net assets given. The quoted market price of the former Banco Bansud S.A. shares traded was used to determine such cost. The terms of the acquisition were agreed to and announced on March 28, 2003. On that date the share price of former Banco Bansud S.A. was Ps.1.490. The average share price between two days before and end two days after that date was Ps.1.494, which is the price used to determine the acquisition cost. This is in accordance with EITF 99-12 which requires that the quoted market price to be used must consider the market price during a reasonable short period of time, such as just a few days before and after the acquisition is agreed to and announced.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition corresponding to the minority interest acquired (December 2003):

Cash	296,626
Government securities	1,333,992
Loans	520,751
Other assets	667,643
Tangible non-current assets	106,988
Intangible assets subject to amortization – Mainly Customer related assets (5 - year weighted average useful life)	45,365

Total assets acquired	2,971,365

Deposits	1,793,742
Other liabilities	449,806

Total liabilities assumed	2,243,548

Net assets	727,817

% acquired	18.775%

Net assets acquired	136,648

Purchase price	127,694

Negative Goodwill	(8,954	)(*)

(*)	The negative goodwill has been applied to reduce on a pro rata basis the amount assigned to the non-current intangible and tangible assets acquired.

Therefore, the US GAAP reconciliation of shareholders’ equity and net income reflects the effects of the purchase accounting adjustments, and the related effects on the deferred income tax, and the minority interest from January 1, 2003 through the merger date in December 2003, as well as the effects of the amortization of identified intangible assets, and comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES

The effect on the Bank’s net assets, to allocate the negative goodwill under US GAAP, had resulted in a decrease by 6,235, 5,708 and 5,181 as of December 31, 2007, 2006 and 2005 respectively. In addition, the income for the year ended December 31, 2007, 2006 and 2005 would decrease by 527, 527 and 527, respectively.

c)	Acquisition of Nuevo Banco Suquía S.A. — Merger with and into Former Nuevo Banco Suquía S.A.
c.1)	Acquisition of Nuevo Banco Suquía S.A.
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

Cash	336,266
Government securities	411,815
Loans	837,164
Other assets (*)	553,759
Tangible non-current assets	72,445
Intangible assets subject to amortization – Mainly Customer related assets (5 - year weighted average useful life)	46,783

Total assets acquired	2,258,232

Deposits	1,548,049
Other liabilities	599,701

Total liabilities assumed	2,147,750

Net assets	110,482

% acquired	100%

Purchase price	16,407

Negative Goodwill	(94,075	)(**)

(*)	Includes 135,123 of deferred tax assets, net of allowances (see additionally note 35.1.a)).

(**)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.

BANCO MACRO S.A. AND SUBSIDIARIES
c.2)	Merger with and into Former Nuevo Banco Suquía S.A.

As mentioned in note 3.5., Banco Macro S.A. carried out the legal merger of Nuevo Banco Suquía S.A. with and into the former. The result of this transaction was a single shareholder group, including the former minority interest of former Nuevo Banco Suquía S.A., owning the consolidated net assets. The minority interest acquired represented 0.0165% of Nuevo Banco Suquía S.A.

The acquisition date was October 16, 2007, upon the appropiate shareholders and regulatory approvals.
At that date, Banco Macro S.A. issued 35,536 registered Class B shares to be delivered to the minority shareholders of the absorbed bank.

Under Central Bank rules, the legal merger was accounted for based on the carryover value of assets and liabilities as of January 1, 2005 since the merger was given retroactive effect to such date. Additionally, therefore, the minority interest was not recognized in 2007.

Under US GAAP, this transaction is accounted for as an acquisition of minority interest. SFAS 141 requires the acquisition of the minority interest of former Nuevo Banco Suquía S.A. to be accounted for under the purchase method. As the consideration given to the minority interest was not in the form of cash, the cost of the interest acquired was determined based on the fair value of the net assets given. The quoted market price of the Banco Macro S.A.’s shares traded was used to determine such cost. The terms of the acquisition were agreed to and announced on March 14, 2007. On that date the share price of Banco Macro S.A. was Ps.10.200. The average share price between two days before and end two days after that date was Ps.10.460, which is the price used to determine the acquisition cost. This is in accordance with EITF 99-12 which requires that the quoted market price to be used must consider the market price during a reasonable short period of time, such as just a few days before and after the acquisition is agreed to and announced.

Finally, under US GAAP, the total cost of the acquired minority interest (0.0165% of Nuevo Banco Suquía S.A.) was 372. Therefore, the Bank believed that purchase price allocation would not have a significant impact on the Bank’s consolidated financial condition or results of operations. In addition, merged results were recognized after acquisition date.

The effects on the Bank’s net assets, to allocate the negative goodwill and to account the legal merger abovementioned under US GAAP had been resulted in a decrease by 35,440 39,510 and 53,421 as of December 31, 2007, 2006 and 2005, respectively. In addition income would increase by 3,925 and 13,911 for the year ended December 31, 2007 and 2006, respectively, and decrease by 39,773 for the year ended December 31, 2005.

d)	Acquisition of controlling interest in Banco del Tucumán S.A.
On May 5, 2006, as mentioned in note 3.6., the Bank acquired 75% of the capital stock of Banco del Tucumán S.A., at a cash purchase price of 45,961.

Under Central Bank rules, business combinations are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity adquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, SFAS 141 requires the acquisition of the controlling interest of Banco del Tucumán S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Cash	150,190
Government and Private securities	198,411
Loans	213,696
Other assets	102,053
Tangible non-current assets	23,312
Intangible non-current assets – Mainly Customer related assets (8 – year weighted average useful life)	76,883

Total assets acquired	764,545

Deposits	594,654
Other liabilities (*)	71,791

Total liabilities assumed	666,445

Net assets	98,100

% acquired	75%

Net assets acquired	73,575

Purchase price	45,961

Negative Goodwill	(27,614	)(**)

(*)	Includes 1,567 of deferred tax liability.

(**)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.

Subsequently, as explained in note 3.6, in 2006 and 2007 the Bank acquired the 4.84% and 10.09% additional interest of Banco del Tucumán S.A. for cash payments of 2,907 and 9,709, respectively. These acquisitions were accounted for steps acquisitions in accordance with SFAS 141.

Consequently, Banco Macro S.A. has allocated the purchase prices to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

BANCO MACRO S.A. AND SUBSIDIARIES
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

	Additional interest acquired in
	2007		2006
Net assets	174,713	(*)	144,256	(*)

% acquired	10.09%		4.84%

Net assets acquired	17,628		6,982

Purchase price	9,709		2,907

Negative Goodwill	(7,919	)(**)	(4,075	)(**)

(*)	Includes 3,359 (liability) and 143 (asset) of deferred tax, respectively.

(**)	The negative goodwills have been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.
The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2007 and 2006:

	Increase / (Decrease)
	Consolidated		Consolidated Net
	shareholders’ Equity		income Year ended
	As of December 31		December 31,
	2007	2006	2007	2006

Deferred taxes, net of allowances	(411)	(1,246)	4,194	178

Write off of tangible and intangible assets as a result of negative goodwill allocated	8,133	9,945	(6,270)	(2,255)

Judgements due to Court decisions related to foreign currency-denominated deposit	(4,339)	(7,510)	4,076	2,651

Other purchase price adjustments	(3,296)	(633)	(2,469)	(18)

Total	87	556	(469)	556
e)	Acquisition of Nuevo Banco Bisel S.A.

As mentioned in note 3.7., in August 2006, the Bank acquired 100% of the common shares of Nuevo Banco Bisel S.A., at a cash purchase price of 19,509. In addition, the Bank and SEDESA entered into a call and put options agreement for the preferred shares owned by SEDESA.

On May 28, 2007, the Bank acquired the preferred shares mentioned above by exercising a call option in relation to them.

Under Central Bank rules, business combinations are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recorded the difference between the book value of the net assets adquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, SFAS 141 requires the acquisition of the controlling interest of Nuevo Banco Bisel S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Cash	263,317
Government and Private securities	501,667
Loans	892,162
Other assets (*)	217,087
Tangible non-current assets (**)	—
Intangible non-current assets (**)	—

Total assets acquired	1,874,233

Deposits	1,392,676
Other liabilities	411,782

Total liabilities assumed	1,804,458

Minority interest	8,561

Net assets	61,214

% acquired	100%

Net assets acquired	61,214

Cash purchase price	19,509

Extraordinary gain	(41,705	)(**)

(*)	Includes 138,040 of deferred tax assets, net of allowances.

(**)
The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible (35,555), mainly related to customers, and tangible assets (123,114) acquired. After reducing to zero such assets, the remaining excess is considered an extraordinary gain.

BANCO MACRO S.A. AND SUBSIDIARIES
The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2007 and 2006:

	Increase / (Decrease)
	Consolidated		Consolidated Net
	shareholders’ Equity		income Year ended
	As of December 31		December 31,
	2007	2006	2007	2006

Deferred taxes, net of allowances	68,919	162,329	(93,893)	24,772

Minimum presume tax income	—	18,490	(18,490)	5,196

Loans — Non financial federal government sector	(32,881)	(15,685)	(17,196)	717

Loans to private sector	(1,595)	(7,285)	5,690	(7,129)

Adjustment for minority interest acquired (*)	59,038	57,736	1,302	(346)

Write off of tangible and intangible assets as a result of negative goodwill allocated	(123,815)	(147,437)	23,622	11,949

Other purchase price adjustments (**)	20,649	7,155	14,874	(2,458)

Total	(9,685)	75,303	(84,091)	32,701

(*)	See additionally note 3.7.

(**)	See additionally note 35.21.
f)	Other

Had US GAAP been applied, other adjustments relative to business combination would decrease the Bank’s assets by 8,397, 9,733 and 9,461 as of December 31, 2007, 2006 and 2005, respectively. In addition, income would increase by 1,336 and 27 for the years ended December 31, 2007 and 2005 respectively and income would decrease by 272 for the year ended December 2006.

35.8.	Reporting on Comprehensive Income (loss)

SFAS No. 130 “Reporting on Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in note 35.17. In the Bank’s case, comprehensive income is affected by SFAS 52 cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

BANCO MACRO S.A. AND SUBSIDIARIES
35.9.	Restatement of financial statements in constant pesos
Pursuant to Central Bank rules, the Bank’s financial statements recognize the effects of inflation as described in note 4.3.

As allowed by the SEC, as the Banking financial statements are restated applying a methodology that comprehensively addresses the accounting for inflation, the effects of general price-level changes recognized in the Bank’s financial statements do not need to be eliminated in reconciling to US GAAP.

35.10.	Accounting for derivative instruments and hedging activities

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

Considering the derivatives used by the Bank (described in note 33 and according to the valuation standards described in notes 4.4.h) and 4.4.m), had this accounting requirement applied, the Bank’s assets would increase in 2,446 as of December 31, 2007. In addition income would increase by 2,446 for the year ended December 31, 2007.

35.11.	Foreign currency translation

Financial statements of the subsidiaries Macro Bank Limited and Red Innova Administradora de Inversión S.A. were translated under Central Bank rules as described in note 4.1. US GAAP foreign currency translation requirements are covered by SFAS Nº 52 “Foreign Currency Translation” and differs with Central Bank rules in the translation of the income statement accounts, which under US GAAP should have been translated at the average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders’ equity are recognized as an other comprehensive income.

Had US GAAP been applied, the Bank’s net income for years ended December 31, 2007, 2006 and 2005 would increase by 2,956, 1,294 and 2,148, respectively, and these resulting differences recognized as other comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES
35.12.	Accounting for guarantees

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

Under US GAAP, SFAS interpretation No 45 “Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness or others” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Bank with and offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Bank is decreasing its risk.

Had US GAAP been applied, no differences would have existed in the Bank records.

35.13.	Earning Per Share

The Bank holds, and has held, a capital structure with only common stock outstanding.

Central Bank rules do not require the disclosure of earnings per share nor dividend per share.

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

The following table sets forth the computation of Basic EPS:

	2007	2006	2005
Numerator:

Net income before extraordinary gains under US GAAP	384,040	357,959	463,795

Extraordinary gains (see note 35.7.e))	—	41,705	—

Net income under US GAAP	384,040	399,664	463,795

Denominator:
Common stock outstanding during the year (1)	683,943,437	608,943,437	608,943,437

Common stock issued (2)	35,536	75,000,000	—

Weighted-average common shares outstanding for the year	683,952,394	666,477,840	608,943,437

Basic EPS before extraordinary gains under US GAAP – stated in pesos	0.56	0.54	0.76

Basic EPS for the extraordinary gains under US GAAP – stated in pesos	—	0.06	—

Total Basic EPS under US GAAP – stated in pesos	0.56	0.60	0.76

(1)	Common stock of the Bank prior to the capital increases mentioned in note 9.

(2)	Capital increases mentioned in note 9.

BANCO MACRO S.A. AND SUBSIDIARIES

During 2007, 2006 and 2005, the Bank paid 102,591, 68,395 and 30,447, respectively, in cash dividends. Dividend per share amounted to Ps. 0.25, 0.10 and 0.05 respectively. In addition, On April 29, 2008, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends amounting to 170,995.

35.14.	Issuance and Offering Cost of Shares

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

Under US GAAP, S.A.B. Topic 5-A states that, prior to the effective date of an offering of equity securities, certain costs related to the offering can be deferred (specific incremental costs directly attributable to a proposed or actual offering of securities) and charged against the gross proceeds of the offering.

Had US GAAP been applied, the Bank’s assets would increase by 2,506 as of December 31, 2005. In addition, the income for the years ended December 31, 2006 and 2005 would increase by 15,664 and 2,506, respectively.

35.15.	Issuance Cost of Corporate Bonds

As disclosed in note 10, on December 18, 2006, the Bank issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000.

In addition, on January 29, 2007, the Bank issued the 1st series of Class 2 non-subordinated Corporate Bonds for a face value of USD 150,000,000 and on June 7, 2007, the Bank issued the 1st series of Class 3 non-subordinated Corporate Bonds (peso-linked notes) for a face value of USD 100,000,000.

In the issuance of these bonds, the Bank incurred direct incremental costs (mainly underwriting and legal fees).

Under Central Bank rules, the Bank recognizes as expenses these costs when they are incurred.

Under US GAAP, issuance costs should be recognized as additional interest expense over the life of the debt instrument under the effective interest method.

Had US GAAP been applied, the Bank’s assets would increase by 18,400 and 10,288 as of December 31, 2007 and 2006, respectively. Income for the years ended December 31, 2007 and 2006 would increase by 8,112 and 10,288, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
35.16.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income
	Years ended December 31,
	Ref.		2007	2006	2005

Net income in accordance with Central Bank rules			495,200	424,340	262,746
Income taxes
Deferred taxes, net of allowances	35.1.a	)	24,900	(94,936)	(83,297)
Allowance for tax on minimum presume income	35.1.b	)	—	—	34,351
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a	)	14,327	513	(34,420)
Secured Bonds	35.2.b	)	2,661	31,653	239,301
Other loans – Non-financial provincial government sector	35.2.c	)	—	196	5,749
Compensatory Bonds	35.2.d	)	—	40,736	128,875
Instrument issued by Central Bank of Argentina and other unlisted securities	35.2.e	)	18,608	(15,870)	13,780
Loan origination fees	35.3		(3,071)	(5,609)	(4,170)
Allowance for loan losses
Credit Card Loans	35.4.b	)	(2,367)	(733)	(81)
Impaired Loans – Non Financial Private Sector and residents abroad	35.4.c	)	(8,226)	(3,124)	(580)
Interest recognition – non accrual loans	35.4.d	)	(114)	1,868	(300)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	35.5.a	)	(45,916)	(20,240)	7,405
Software costs	35.5.b	)	(23,952)	(2,980)	381
Organizational costs	35.5.c	)	(7,153)	378	1,442
Vacation accrual	35.6		(19,175)	(3,365)	(3,286)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	35.7.a	)	4,630	(68,483)	(68,482)
Merger with and into former Banco Bansud S.A. – a downstream merger	35.7.b	)	(527)	(527)	(527)
Acquisition of Nuevo Banco Suquía S.A.- Merger with and into Former Nuevo Banco Suquía S.A.	35.7.c	)	3,925	13,911	(39,773)
Acquisition of Banco de Tucumán S.A.	35.7.d	)	(469)	556	—
Acquisition of Nuevo Banco Bisel S.A.	35.7.e	)	(84,091)	32,701	—
Other	35.7. f	)	1,336	(272)	27
Derivative instruments	35.10		2,446	—	—
Foreign currency translation	35.11		2,956	1,294	2,148
Issuance and Offering Cost of Shares	35.14		—	15,664	2,506
Issuance Cost of Corporate Bonds	35.15		8,112	10,288	—

Net income before extraordinary items in accordance with US GAAP			384,040	357,959	463,795

Extraordinary Gain (see note 35.7.e))			—	41,705	—

Net income in accordance with US GAAP			384,040	399,664	463,795

BANCO MACRO S.A. AND SUBSIDIARIES

	2007	2006	2005

Comprehensive income

Net income in accordance with US GAAP	384,040	399,664	463,795

Other comprehensive income, net of tax:	(15,475)	(18,049)	(99,322)

Total comprehensive income, net in accordance with US GAAP	368,565	381,615	364,473

Earning per share before extraordinary gains in accordance with US GAAP – stated in pesos	0.56	0.54	0.76

Earning per share for extraordinary gains in accordance with US GAAP – stated in pesos	—	0.06	—

Total earning per share in accordance with US GAAP – stated in pesos	0.56	0.60	0.76

Weighted average number of shares Outstanding (in thousands)	683,952	666,478	608,943

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity
	As of December 31,
	Ref.		2007	2006	2005

Shareholders’ equity in accordance with Central Bank rules			2,707,706	2,315,097	1,489,652
Income taxes
Deferred taxes, net of allowances	35.1.a	)	54,569	21,819	106,553
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a	)	(256,165)	(270,492)	(271,005)
Secured Bonds	35.2.b	)	—	—	(7,926)
Other loans – Non-financial provincial government sector	35.2.c	)	—	—	(196)
Compensatory Bonds	35.2.d	)	—	—	(20,719)
Instruments issued by Central Bank of Argentina and other unlisted securities	35.2.e	)	1,817	20	—
Loan origination fees	35.3		(20,163)	(17,092)	(11,483)
Allowance for loan losses
Credit Card Loans	35.4.b	)	(3,600)	(1,233)	(500)
Impaired Loans – Non Financial Private Sector and residents abroad	35.4.c	)	(12,739)	(4,513)	(1,389)
Interest recognition – non accrual loans	35.4.d	)	(2,491)	(2,377)	(4,245)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	35.5.a	)	(108,788)	(62,872)	(42,632)
Software costs	35.5.b	)	(39,016)	(15,064)	(12,084)
Organizational costs	35.5.c	)	(8,656)	(1,503)	(1,881)
Vacation accrual	35.6		(39,345)	(20,170)	(16,805)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	35.7.a	)	(11,944)	(16,574)	51,909
Merger with and into former Banco Bansud S.A. – a downstream merger	35.7.b	)	(6,235)	(5,708)	(5,181)
Acquisition of Nuevo Banco Suquía S.A.- Merger with and into Former Nuevo Banco Suquía S.A.	35.7.c	)	(35,440)	(39,510)	(53,421)
Acquisition of Banco de Tucumán S.A.	35.7.d	)	87	556	—
Acquisition of Nuevo Banco Bisel S.A.	35.7.e	)	(9,685)	75,303	—
Other	35.7. f	)	(8,397)	(9,733)	(9,461)
Derivative instruments	35.10		2,446	—	—
Issuance and Offering Cost of Shares	35.14		—	—	2,506
Issuance Cost of Corporate Bonds	35.15		18,400	10,288	—

Shareholders’ equity in accordance with US GAAP (1)			2,222,361	1,956,242	1,191,692

(1)	Includes the effects of other comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES
35.17.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2007, 2006 and 2005 – net of related income tax effects:

				Accumulated
		Unrealized		Other
	Foreign	Gains/		Comprehensive
	Currency	(losses) on		Income /
	Items (1)	securities (2)		(Loss)

Balances as of December 31, 2004	13,465	133,060		146,525

Current-fiscal year change	(2,148)	(150,655	)(3)	(152,803)

Tax effects	752	52,729		53,481

Balances as of December 31, 2005	12,069	35,134		47,203

Current-fiscal year change	(1,294)	(26,474)		(27,768)

Tax effects	453	9,266		9,719

Balances as of December 31, 2006	11,228	17,926		29,154

Current-fiscal year change	(2,956)	(20,852)		(23,808)

Tax effects	1,035	7,298		8,333

Balances as of December 31, 2007	9,307	4,372		13,679

(1)	See note 35.11.

(2)	See note 35.2.

(3)	The current-fiscal year change includes a decrease by 168,456 related to realized gains from sales of available for sale securities and an increase by 17,801 related to unrealized gains.
35.18.	Statement of Cash flows

According to SFAS 95 “Statement of Cash Flows”, a statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents.

The statement of cash flows under Central Bank rules differs from the statement of cash flows under US GAAP (see additionally note 4.4.s).

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. The following are the main non cash transactions, based on their book values under Central Bank rules:

•
At December 31, 2007, 2006 and 2005, the Bank entered into transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (mainly forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities) with a book value of 543,354, 140,867 and 707,512, respectively.

•	The securities received during 2005 as a result of the financial compensation to financial institutions amounted to 126,320.

BANCO MACRO S.A. AND SUBSIDIARIES
•	In 2005, the Bank incorporated the assets and liabilities of BET (Banco Empresario de Tucumán S.A.).

•
In 2005, the “Macro Personal V” financial trust was created, transferring assets (consumer loans) for 70,029. The Trust issued Class “A” and “B” certificates of participation. As December 31, 2005 the Bank held Class “A” and “B” certificates of participation for 32,506.

•	In the first six-months of 2005, the Bank exchanged City of Cordoba’s provincial debt into Secured Bonds for an amount of 19,678.

•	In 2005, the Bank received LEBAC (B.C.R.A. bills) from SEDESA for the acquisition of BET for an amount of 34,723.

•	In 2005, the Bank settled its 24,595 payable with the B.C.R.A. with BOGAR 2018 (provincial secured bonds).
The statement of cash flows under US GAAP based on B.C.R.A. figures is shown below:

	Year ended December 31,
	2007	2006	2005
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	1,681,340	1,132,778	575,973
Fees and commissions received	658,863	452,627	302,738
Other sources of cash	23,884	148,585	44,298

Less:
Interest paid	(701,232)	(410,354)	(284,936)
Fees and commissions paid	(146,606)	(92,069)	(59,193)
Cash paid to suppliers and employees	(873,034)	(599,435)	(406,821)
(Increase) / Decrease from intangible assets	(91,883)	53,422	(16,147)
(Increase) / Decrease in other receivables from financial intermediation and other assets	(541,080)	474,123	287,142
Other uses of cash	(99,335)	(128,830)	(31,903)

Net cash (used in) provided by operating activities	(89,083)	1,030,847	411,151

Plus:
Cash provided by (used in) investing activities
Proceeds from sales of trading and investment securities available for sale	18,038,585	22,931,533	13,563,603
Purchases of trading and investment securities available for sale	(18,396,607)	(22,444,125)	(14,094,343)
(Increase) in loans and leases, net	(3,674,912)	(2,145,416)	(663,121)
Proceeds from sale of Bank premises and equipment	3,808	68,190	4,165
Purchases of Bank premises and equipment	(81,469)	(13,441)	(33,478)
Cash provided by the incorporation of certain excluded assets and liabilities of BET		—	40,838
Purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A., net of cash acquired	—	411,977	—

Net cash (used in) provide by investing activities	(4,110,595)	(1,191,282)	(1,182,336)

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
	2007	2006	2005
Cash provided by (used in) financing activities
Increase in deposits, net	3,583,214	1,752,639	1,013,226
Increase in long term borrowings	734,767	447,253	—
Decrease in long term borrowings	—	—	(149,034)
Increase / (Decrease) in other short term liabilities, net	474,624	(984,613)	(245,692)
Capital increase	182	451,330	—
Cash dividends paid	(102,591)	(68,395)	(30,447)
Net cash provided by financing activities	4,690,196	1,598,214	588,053

Increase / (Decrease) in cash and cash equivalents	490,518	1,437,779	(183,132)
Cash at the beginning of fiscal year	2,626,908	1,189,129	1,372,261
Cash at the end of fiscal year	3,117,426	2,626,908	1,189,129
Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by SFAS 95 “Statement of Cash Flows”:

	Year ended December 31,
	2007	2006 (1)	2005 (1)

Net income for the fiscal year	495,200	424,340	262,746

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	106,077	68,534	48,685
Provision for loan losses and special reserves, net of reversals	40,388	63,038	5,248
Net income from government and private securities	(30,611)	(11,936)	(48,107)
Foreign exchange differences	(48,823)	(37,857)	(28,463)
Equity (loss) / gain of unconsolidated subsidiaries	890	289	—
(Increase) / Decrease from intangible assets	(91,883)	53,422	(16,147)
Income tax	15,384	42,919	34,042
Increase / (decrease) in other receivables from financial intermediation and other assets	(541,080)	474,123	287,142
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	(6,607)	39,620	38,729

Net (increase) in other sources or uses of cash	(28,018)	(85,645)	(172,724)

Net cash provided by (used in) operating activities	(89,083)	1,030,847	411,151

(1)	See additionally note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES
35.19.	Forward transactions pending settlement

The Bank enters into forward transactions pending settlement for trading purposes.

Under Central Bank rules for such forward transactions, the Bank recognizes both a receivable and a payable upon the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at market value.

Under US GAAP, accounting for forward contracts are governed by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This standard requires that such derivatives be accounted for at fair value. The Bank does not apply hedge accounting. The instruments outstanding at each balance sheet are short term and recorded at their fair value.

Had US GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately 303,203 and 127,152 as of December 31, 2007 and 2006, respectively.

35.20.	Fair value of financial instruments

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

Unlisted Government and private securities

Fair value for these securities was taken to be equal to the present value of future cash flows discounted at the year-end market interest rates for securities of similar interest rate, credit risk and duration.

Loans, assets subject to financial leases and other receivables

Fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2007 and 2006.

Deposits

The Bank’s deposits as of December 31, 2007 and 2006, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity of over a short period (investments accounts, rescheduled deposits and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits.

Other liabilities from financial intermediation and Other Liabilities

Fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet.

BANCO MACRO S.A. AND SUBSIDIARIES
Subordinated corporate bonds
As of December 31, 2007 and 2006, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration.
Off-Balance sheet
Commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fee the Bank charged for these transactions and the fair value would not give rise to a material variance.
The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2007 and 2006:

	As of December 31,
	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
FINANCIAL ASSETS

Cash	3,117,426	3,117,426	2,626,908	2,626,908
Government and private securities	3,950,725	3,952,882	3,222,955	3,222,975
Loans	10,009,417	9,889,754	6,527,105	6,550,137
Other receivables from financial intermediation	1,226,295	1,265,009	914,574	912,848
Assets subject to financial leases	367,968	357,395	278,640	274,538
Other receivables	254,280	253,846	193,363	193,491

	18,926,111	18,836,312	13,763,545	13,780,897

FINANCIAL LIABILITIES

Deposits	13,591,149	13,594,055	10,071,017	10,044,318
Other liabilities from financial intermediation	2,571,036	2,322,015	1,237,116	1,228,431
Other Liabilities	242,029	242,029	188,931	188,931
Subordinated Corporate Bonds	490,695	500,382	507,844	507,831

	16,894,909	16,658,481	12,004,908	11,969,511

35.21.	Transfers of financial assets

As mentioned in note 13, in order to securitize personal and pledge loans granted to individuals, Nuevo Banco Bisel S.A., subsidiary of Banco Macro S.A., created, among others, the trusts NBB Personales II and NBB Agroprendas I.

For Central Bank rules, the interest retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.

BANCO MACRO S.A. AND SUBSIDIARIES
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

The amortized cost, unrealized gain/loss and fair value of Financial Trusts qualifying for sale treatment as of December 31, 2006, are as follows:

		Net
	Amortized	Unrealized	Fair
	Cost	Gain	Value
NBB Personales II	10,529	820	11,349
NBB Agroprendas I	7,353	560	7,913

Total	17,882	1,380	19,262
2)	Transfers of financial assets not qualifying for sale accounting

NBB Personales I does not qualify for sale treatment under SFAS 140 and therefore, under US GAAP, it is recorded as a secured borrowing. The Bank reconsolidated the assets and liabilities held by the financial trust.

As of December 31, 2007, the abovementioned trusts were cancelled.
35.22.	Joint venture

As explained in note 3.4.a), the Bank participates in the “Banco Macro S.A. — Siemens Itron Business Services S.A. – Unión Transitoria de Empresas” and in “Montamat & Asociados S.R.L. – Uniòn Transitoria de Empresas”, (both joint ventures jointly controlled having an interest of 50%). Under Central Bank rules this interest is consolidated through the proportional consolidation method.

Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had US GAAP been applied as of December 31, 2007 and December 31, 2006, Other assets should have been increased by 8,235 and 4,665, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2007 and December 31, 2006, Income from equity in other companies should have been increased by 12,587 and 7,704, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in income or equity.

35.23.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.

Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 136,754 and 193,841 as of December 31, 2007 and 2006, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
35.24.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 131,407 and 91,607 as of December 31, 2007 and 2006, respectively.

35.25.	Variable Interest Entities and other trusts

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

Except for the trusts described below, the trusts mentioned in note 13 are not variable interest entities or the Bank is not the primary beneficiary. Therefore, the Bank did not consolidate those trusts.

a)	Luján Trust

As of December 31, 2007 and 2006, under paragraph 5 of FASB Interpretation No. 46 (R), Luján Trust (see note 13.1.b)) is considered variable interest entity. In accordance with paragraph 14 of FASB Interpretation No. 46 (R), the Bank is the primary beneficiary of its investment in this vehicle. Therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of Luján Trust. However, there are no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

b)	Bisel Trust

As of Decembre 31, 2007 and 2006, Nuevo Banco Bisel S.A. identified Bisel Trust as a VIEs and the Bank as the primary beneficiary of its investment in this vehicle. Therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of Bisel Trust. However, there is no impact in the US GAAP shareholders’ equity or net income reconciliation since the Bank recorded a valuation allowance of a 100% of the net assets of the trust, as it considers such amounts not recoverable.

c)	Tucumán Trust, Onext Trust and Godoy Cruz Trust

As of Decembre 31, 2007 and 2006, under paragraph 5 of FASB Interpretation No. 46 (R), Tucumán Trust (see note 13.1.a)), Onext Trust (see note 13.1.h)) and Godoy Cruz Trust (see note 13.1.e)), are considered variable interest entities. In accordance with paragraph 14 of such Interpretation, the Bank is not the primary beneficiary and, therefore, consolidation of these trusts is not appropriate.

BANCO MACRO S.A. AND SUBSIDIARIES
d)	BG Trust

As of December 31, 2006, the Bank had debt securities issued by BG Trust (see note 13.1.i)). This trust was considered a qualifying special purpose entity as described in paragraph 35 of SFAS 140. In consequence, under paragraph 4.d) of FASB Interpretation N° 46 (R), such trust was excluded of the scope of the interpretation. There was no difference in classification under US GAAP.

As of December 31, 2007, the abovementioned trust was cancelled.

e)	San Isidro Trust

Under paragraph 5 of FASB Interpretation No. 46 (R), San Isidro Trust (see note 13.1.d) is considered variable interest entity. In accordance with paragraph 14 of FASB Interpretation No. 46 (R), the Bank is the primary beneficiary of its investment in this vehicle. Therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of San Isidro Trust. However, there are no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

As a result of consolidating the VIEs, total assets and liabilities would increase by 33,375 and 17,491 as of December 31, 2007 and 2006, respectively.

35.26.	Parent only financial statements

The following are the unconsolidated balance sheets of Banco Macro S.A. as of December 31, 2007 and 2006 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2007, 2006 and 2005. This information is prepared in accordance with Central Bank rules. The investments in Nuevo Banco Bisel S.A., Banco del Tucumán S.A. and the other subsidiaries are accounted for under the equity method.

BANCO MACRO S.A. AND SUBSIDIARIES
BALANCE SHEET (PARENT COMPANY ONLY)

	2007	2006 (1)
ASSETS

CASH
Cash on hand	547,966	398,291
Due from banks and correspondents
Central Bank of Argentina	1,597,354	1,220,306
Local Other	4,123	13,585
Foreign	159,713	264,511
Other	185	108

	2,309,341	1,896,801

GOVERNMENT AND PRIVATE SECURITIES
Holdings for trading or financial intermediation	236,677	234,047
Instruments issued by the Central Bank of Argentina	2,592,135	1,751,596
Investments in listed private securities	—	1,049
Unlisted Government securities	2	—
Less: Allowances	(27)	(29)

	2,828,787	1,986,663

LOANS
To the non-financial government sector	554,527	593,148
To the financial sector
Interfinancing	65,760	315,000
Other financing to Argentine financial institutions	94,496	39,065
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,415	2,526
To the non-financial private sector and foreign residents
Overdrafts	1,223,618	759,092
Documents	725,157	403,820
Mortgage loans	490,515	348,700
Pledged loans	234,766	238,954
Personal loans	2,380,854	1,119,955
Credit cards	477,612	339,361
Other	1,473,687	978,003
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	113,598	73,619
Less: Unearned discount	(19,666)	(11,179)
Less: Allowances	(173,901)	(167,353)

	7,642,438	5,032,711

BANCO MACRO S.A. AND SUBSIDIARIES

	2007	2006 (1)

OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	156,227	96,314
Amounts receivable for spot and forward sales pending settlement	737,102	337,422
Securities and foreign currency receivable from spot and forward purchases pending settlement	110,180	373,046
Unlisted corporate bonds	448	934
Receivables for forward transactions without delivery of underlying asset	—	110
Other receivables not covered by debtor classification standards	325,096	324,418
Other receivables covered by debtor classification standards	53,898	43,552
Less: Allowances	(29,893)	(26,742)

	1,353,058	1,149,054

ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	301,317	240,478
Less: Allowances	(3,986)	(2,843)

	297,331	237,635

INVESTMENTS IN OTHER COMPANIES
In financial institutions	1,336,016	999,541
Other	35,152	24,446
Less: Allowances	(697)	(1,172)

	1,370,471	1,022,815

OTHER RECEIVABLES
Receivables from sale of assets	15,082	17,363
Minimum presumed income tax – Tax credit	23,287	40,950
Other	172,168	119,670
Accrued interest and adjustments receivable from sale of assets	145	178
Other accrued interest and adjustments receivable	58	66
Less: Allowances	(15,215)	(15,871)

	195,525	162,356

BANK PREMISES AND EQUIPMENT, NET	293,472	250,222

OTHER ASSETS	178,829	174,270

INTANGIBLE ASSETS
Goodwill	71,916	81,164
Organization and development costs, including amparos	141,294	85,501

	213,210	166,665

ITEMS PENDING ALLOCATION	1,872	810

TOTAL ASSETS	16,684,334	12,080,002

(1)	See note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES

	2007	2006 (1)
LIABILITIES

DEPOSITS
From the non-financial government sector	1,327,865	942,229
From the financial sector	10,006	2,798
From the non-financial private sector and foreign residents
Checking accounts	1,834,372	1,323,113
Savings accounts	2,258,968	1,705,084
Time deposits	4,647,858	3,384,177
Investment accounts	63,063	18,836
Other	295,401	276,119
Accrued interest, adjustments, foreign exchange and quoted price differences payables	51,865	28,583

	10,489,398	7,680,939

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	184,594	205,033
Banks and international institutions	160,846	174,603
Non-subordinated Corporate Bonds	780,590	—
Amounts payable for spot and forward purchases pending settlement	108,646	282,657
Securities and foreign currency to be delivered under spot and forward sales pending settlement	869,843	402,626
Financing received from Argentine financial institutions
Interfinancing – (received call)	49,225	25,000
Other financing received from Argentine financial institutions	90,648	22,674
Accrued interest payables	54	23
Other	397,733	196,929
Accrued interest, adjustments, foreign exchange and quoted price differences payables	47,399	25,840

	2,689,578	1,335,385

OTHER LIABILITIES
Dividends payables	1	—
Profesional Fees	—	9
Other	183,657	149,988

	183,658	149,997

PROVISIONS	121,888	88,788

SUBORDINATED CORPORATE BONDS	490,695	507,844

ITEMS PENDING ALLOCATION	1,411	1,952

TOTAL LIABILITIES	13,976,628	9,764,905

SHAREHOLDERS’ EQUITY	2,707,706	2,315,097

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,684,334	12,080,002

(1)	See note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES

	2007	2006 (1)

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	7,291,099	7,500,048

Contingent	2,568,102	2,568,390
Guarantees received	2,284,111	2,187,219
Other not covered by debtors classification standards	445	380
Contingent debit-banance contra accounts	283,546	380,791

Control	4,153,584	4,437,885
Receivables classified as uncollectibility	636,624	655,817
Other	3,394,966	3,689,110
Control debit-balance contra accounts	121,994	92,958

Derivatives	569,413	493,773
Notional value of call options taken	—	119,345
Notional value of put options taken	—	50,649
Notional value of forward transactions without delivery of underlying asset	331,411	—

Interest rate swap	29,388	—
Derivatives debit-balance contra accounts	208,614	323,779

CREDIT BALANCE ACCOUNTS	7,291,099	7,500,048

Contingent	2,568,102	2,568,390
Unused portion of loans granted covered by debtors classification standards	—	9,120
Other guarantees provided covered by debtors classification standards	114,827	238,764
Other guarantees provided not covered by debtors classification standards	49,641	43,289
Other covered by debtors classification standards	119,078	86,548
Contingent credit-balance contra accounts	2,284,556	2,190,669

Control	4,153,584	4,437,885
Checks to be credited	121,994	92,958
Control credit-balance contra accounts	4,031,590	4,344,927

Derivatives	569,413	493,773
Notional value of call options sold	—	50,612
Notional value of put options sold	113,776	245,591
Notional value of forward transactions without delivery of underlying asset	94,838	27,576
Derivatives credit-balance contra accounts	360,799	169,994

(1)	See note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF INCOME (PARENT ONLY)

	2007	2006 (1)	2005 (1)
FINANCIAL INCOME

Interest on cash	11,536	5,871	4,794
Interest on loans to the financial sector	30,277	13,644	6,023
Interest on overdrafts	146,630	96,222	53,880
Interest on documents	59,695	42,823	32,157
Interest on mortgage loans	55,380	44,733	29,655
Interest on pledged loans	38,213	39,427	26,160
Interest on credit card loans	44,371	27,992	18,233
Interest on other loans	441,796	223,333	116,057
Interest on other receivables from financial intermediation	14,990	13,876	15,109
Income from government and private securities, net	290,509	255,111	146,365
Income from guaranteed loans – Presidential Decree 1,387/01	25,965	26,656	28,625
CER (Benchmark Stabilization Coefficient) adjustment	60,076	76,928	185,421
CVS (Salary Variation Coefficient) adjustment	1,603	1,944	1,987
Difference in quoted prices of gold and foreign currency	40,987	36,217	28,347
Other	128,459	67,625	35,479

	1,390,487	972,402	728,292

FINANCIAL EXPENSE

Interest on checking accounts	16,335	8,092	2,648
Interest on savings accounts	8,993	5,976	4,302
Interest on time deposits	371,664	197,710	98,872
Interest on interfinancing received loans (received call)	4,620	780	980
Interest on other financing to financial institutions	130	172	43
Interest on other liabilities from financial intermediation	70,606	14,386	15,819
Interest on subordinated bonds	49,858	2,017	1,806
Other interest	6,131	10,426	11,482
Net loss from options	—	284	777
CER adjustment	24,953	46,633	117,068
Contribution to Deposit Guarantee Fund	15,939	10,968	9,701
Other	90,196	44,908	33,601

	659,425	342,352	297,099

GROSS INTERMEDIATION MARGIN – GAIN	731,062	630,050	431,193

PROVISION FOR LOAN LOSSES	71,045	48,686	69,339

SERVICE-CHARGE INCOME

Related to lending transactions	36,049	30,032	19,170
Related to deposits	297,491	224,583	181,815
Other fees	19,394	20,499	15,227
Other	128,261	102,755	78,029

	481,195	377,869	294,241

BANCO MACRO S.A. AND SUBSIDIARIES

	2007	2006 (1)	2005 (1)
SERVICE-CHARGE EXPENSE

Fees	32,871	29,323	21,910
Other	88,898	53,913	36,486

	121,769	83,236	58,396

ADMINISTRATIVE EXPENSES

Personnel expenses	396,346	323,913	251,861
Directors’ and statutory auditors’ fees	31,932	12,773	13,824
Other professional fees	31,307	33,527	24,365
Advertising and publicity	45,590	29,715	22,667
Taxes	6,145	6,044	5,086
Depreciation of equipment	31,914	23,604	19,134
Amortization of organization costs	15,553	12,290	12,588
Other operating expenses	99,975	85,126	72,564
Other	16,424	15,271	13,777

	675,186	542,263	435,866

NET INCOME FROM FINANCIAL INTERMEDIATION	344,257	333,734	161,833

OTHER INCOME

Income from long-term investments	232,277	84,298	17,978
Penalty interest	6,706	5,254	3,167
Recovered loans and allowances reversed	69,726	162,840	168,064
CER adjustments	104	246	191
Other	32,518	32,493	41,234

	341,331	285,131	230,634

OTHER EXPENSE

Penalty interest and charges payable to Central Bank of Argentina	36	24	33
Charge for other–receivables uncollectibility and other allowances	6,767	20,649	39,177
CER adjustments			3
Amortization of differences from amparos	19,278	15,687	14,100
Depreciation and loss of other assets	4,922	3,398	2,870
Goodwill amortization	9,250	4,766	839
Other	69,415	78,001	40,399

	109,668	122,525	97,421

NET INCOME BEFORE INCOME TAX	575,920	496,340	295,046

INCOME TAX	80,720	72,000	32,300

NET INCOME FOR THE FISCAL YEAR	495,200	424,340	262,746

(1)	See note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (PARENT ONLY)

2007 (1)
Changes in cash and cash equivalents
Cash and cash equivalents at beginning of fiscal year	1,896,801
Cash and cash equivalents at end of fiscal year	2,309,341

Net increase in cash and cash equivalents	412,540

Causes of changes in cash

Operating activities
Net collections / (payments):
- Government and private securities	118,097
- Loans
- to the financial sector	224,438
- to the nonfinacial government sector	26,089
- to the nonfinacial private sector and foreign residents	(2,004,478)
- Other receivables from financial intermediation	(659,434)
- Assets under financial lease	(9,072)
- Deposits
- to the financial sector	7,208
- to the nonfinacial government sector	381,401
- to the nonfinacial private sector and foreign residents	2,096,784
- Other liabilities from financial intermediation
- Others (except liabilities included under financing activities)	71,688
Collections related to service-charge income	480,208
Payments related to service-charge expenses	(120,791)
Administrative expenses paid	(617,548)
Payments of organization and development expenses	(49,762)
Net collections related to punitive interest	6,706
Differences from payments related to court orders	(28,589)
Collections of dividends from other companies	850
Other collections from other income and losses	10,200
Net payments from other operating activities	(19,953)
Payment of income tax / minimum presumed income tax	(68,498)

Net cash flows used in operating activities	(154,456)

Investing activities
Net payments for bank premises and equipment	(69,288)
Net payments for other assets	(11,696)
Net payments for purchases of investing in other companies (2)	(48,151)

Net cash flows used in investing activities	(129,135)

BANCO MACRO S.A. AND SUBSIDIARIES

2007 (1)

Financing activities
Net collections / (payments):
- Nonsubordinated corporate bonds (3)	749,464
- Central Bank of Argentina
- Other	(18,316)
- Banks and International Organizations	(13,757)
- Subordinated corporate bonds	(13,240)
- Financing received from financial institutions in Argentina	83,035
Payment of dividends	(102,591)

Net cash flows provided by financing activities	684,595

Financial income and holding gains on cash and cash equivalents	11,536

Net cash and cash equivalents increase	412,540

(1)	See notes 4.2. and 4.4.s).

(2)	Including the effect deriving from the subscription of Banco del Tucumán S.A. capital increase mentioned in note 3.6.

(3)	See notes 10.c.2) and 10.c.3).

BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (PARENT ONLY)

	2006 (1)	2005 (1)
Changes in Cash

Cash and due from banks at the beginning of year	1,090,467	1,010,210
Increase in cash	806,334	78,770

Cash and due from banks at end of year	1,896,801	1,088,980

Causes of changes in cash

Cash provided by (used in) operating activities

Financial income collected	1,005,480	771,836
Services-charge income collected	378,263	294,221
Financial expenses paid	(365,715)	(277,264)
Services-charge expenses paid	(82,520)	(58,079)
Administrative expenses paid	(494,034)	(399,661)

Net cash provided by operating activities	441,474	331,053

Other sources of cash

Decrease in government and private securities	967,476	—
Decrease in other receivable from financial Intermediation	—	533,388
Increase in deposits	1,289,254	1,382,813
Increase in other liabilities from financial intermediation	231,134	—
Increase in other liabilities (2)	451,089	1,865
Capital increase	469,500	—
Other sources of cash	128,300	40,794

Total other sources of cash	3,536,753	1,958,860

Total sources of cash	3,978,227	2,289,913

BANCO MACRO S.A. AND SUBSIDIARIES

	2006 (1)	2005 (1)
Uses of cash

Increase in government and private securities	—	(677,471)
Increase in loans	(1,727,663)	(503,185)
Increase in other receivables from financial intermediation	(131,212)
Increase in other assets (3)	(1,156,453)	(232,170)
Decrease in other liabilities from financial intermediation	—	(736,549)
Decrease in other liabilities	(205)	(4,585)
Cash dividends paid	(68,395)	(30,447)
Other uses of cash	(87,965)	(26,736)

Total uses of cash	(3,171,893)	(2,211,143)

Increase in cash	806,334	78,770

(1)	See note 4.2.

(2)	Including the effect resulting from the issuance of subordinated corporate bonds.

(3)	Including the effect deriving from the purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.
35.27.	New accounting pronouncements (US GAAP)
a)	Fair Value Measurements — SFAS 157

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings for the period. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Bank in currently evaluating the effect on its financial statements of implementation of this accounting standard.

b)	Fair Value Option for Financial Assets and Financial Liabilities — SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115,” which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Bank beginning in the 2008 first quarter. The Bank is currently evaluating the effect on its financial statements of implementation of this accounting standard.

BANCO MACRO S.A. AND SUBSIDIARIES
c)	Business Combinations — SFAS 141 (R)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Bank has not evaluated the impact of the adoption of this statement.

d)	Noncontrolling Interests in Consolidated Financial Statements — SFAS 160

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS No. 160”), which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, beginning on or after December 15, 2008. The Bank has not evaluated the impact of the adoption of this statement.

e)	Disclosures about Derivative Instruments and Hedging Activities — SFAS 161

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, which intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Bank has not evaluated the impact of the adoption of this statement.

f)	The Hierarchy of Generally Accepted Accounting Principles — SFAS 162

In May 2008 the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which intends to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. SFAS 162 shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Comformity With Generally Accepted Accounting Principles. The Bank has not evaluated the impact of the adoption of this statement.

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Amended and Restated Bylaws of Banco Macro S.A., as amended April 28, 2006, is incorporated by reference to the annual report on Form 20-f filed on July 13, 2007 (File No. 001-32-827).

2.1
Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by Banco Macro S.A. on March 20, 2006 (File No. 333-130901).

8		See Note 4.1 to our financial statements for information regarding our subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein