Form 20-F/A
period 2007-12-31
Macro Bank Inc.
filed 2008-08-27
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

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
Banco Macro S.A.
401 Sarmiento, 4th Floor
Buenos Aires—C1004AA1, Argentina
Telephone: (+54-11-5222-6730)
Facisimile: (+54-11-5222-7826)
(Name, telephone, e-mail and/or facsimile
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

1

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

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

Yes  ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone, Esq. Bruchou, Fernández Madero& Lombardi Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina	Antonia E. Stolper, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022

2

BANCO MACRO S.A.

FORM 20-F/A

Explanatory Note

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2007, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2007 initially filed with the Securities and Exchange Commission, on June 30, 2008, or the Originally Filed 20-F. Amendment No. 1 files an amended Exhibit 12.1 and Exhibit 12.2, which inadvertently omitted certain required language.

Other than the foregoing items, no part of the Originally Filed 20-F is being amended. Amendment No. 1 does not reflect events occurring after the filing of the Originally Filed 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

BANCO MACRO S.A.
(Registrant)

Date: August 25, 2008	/s/ Jorge Horacio Brito
Name: Jorge Horacio Brito
Title: Chief Executive Officer

2