Form 20-F
period 2008-12-31
Macro Bank Inc.
filed 2009-06-23
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2008
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
Banco Macro S.A.
401 Sarmiento, 4th Floor
Buenos Aires—C1041AAI, Argentina
Telephone: (+54-11-5222-6730)
Facsimile: (+54-11-5222-7826)
(Name, telephone, e-mail and/or facsimile member and address of company contact person)

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
11,235,670 Class A ordinary shares, par value Ps. 1.00 per share
597,201,785 Class B ordinary shares, par value Ps. 1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
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
Yes ☐ No ☐
Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone, Esq.	Antonia E. Stolper, Esq.
Bruchou, Fernández Madero& Lombardi	Shearman & Sterling LLP
Ing. Butty 275, 12th Floor	599 Lexington Avenue
C1001AFA — Buenos Aires, Argentina	New York, New York 10022

Certain defined terms
In this annual report, we use the terms “the registrant,” “we,” “us,” “our” and the “bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Class B shares" refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where the context requires otherwise. References to our “2036 Notes” refer to our 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds due 2036. References to our “2017 Notes” refer to our 8.50% Notes due 2017. References to our “2012 Notes” refer to our 10.750% Argentine Peso-Linked Notes due 2012.
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
Presentation of certain financial and other information. Accounting practices
We maintain our financial books and records in Argentine pesos and prepare and publish our consolidated financial statements in Argentina in conformity with the Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules, as inflation returned to normalized levels during 2003. In addition, in December 2004, in May 2006 and in August 2006, we acquired Nuevo Banco Suquía S.A., Banco del Tucumán S.A. (“Banco del Tucumán”) and Nuevo Banco Bisel S.A. (“Nuevo Banco Bisel”), respectively, which significantly enhanced the size and scope of our business. As a result of our acquisition of Nuevo Banco Suquía S.A. (“Nuevo Banco Suquía”), our results of operations for the year ended December 31, 2004 differ significantly from our results of operations for the year ended December 31, 2005 and as a result of our acquisitions of Banco del Tucumán and Nuevo Banco Bisel, our results of operations for the year ended December 31, 2005 are not entirely comparable to our results of operations for the year ended December 31, 2006. Additionally, our results of operations for the year ended December 31, 2007 and 2008 reflect the results of Banco del Tucumán and Nuevo Banco Bisel for the entire year. Given the instability and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001 as well as our acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated. These factors also affect comparability among periods.
Our audited consolidated financial statements for the three years ended December 31, 2008 included in this annual report have been reconciled to U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2008 for a reconciliation of our financial statements to U.S. GAAP.
Our financial statements in conformity with Central Bank Rules are sent on a monthly basis to the Central Bank, and are published by it on its website www.bcra.gov.ar.
Rounding
Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.
Market position
We make statements in this annual report about our competitive position and market share in, and the market size of, the Argentine banking industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, none of us, the selling shareholders or the underwriters have independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.
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
•	changes in general economic, business, political, legal, social or other conditions in Argentina;
•	inflation;
•	changes in interest rates and the cost of deposits;
•	government regulation;
•	adverse legal or regulatory disputes or proceedings;
•	credit and other risks of lending, such as increases in defaults by borrowers;
•	fluctuations and declines in the value of Argentine public debt;
•	competition in banking, financial services and related industries;
•	deterioration in regional and national business and economic conditions in Argentina;
•	fluctuations and declines in the exchange rate of the peso; and
•	the risk factors discussed under “Item 3.D — Risk factors’’.
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
We have derived our selected consolidated financial data for the years ended December 31, 2007 and 2008 from our audited consolidated financial statements included in this annual report. We have derived our selected financial data for the years ended on December 31, 2004, 2005 and 2006 from our audited consolidated financial statements not included in this annual report.
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
Solely for the convenience of the reader, the reference exchange rate for U.S. dollars for December 31, 2008, as reported by the Central Bank was Ps. 3.4537 to US$1.00. See “Additional Information - Exchange Controls” for additional information regarding Peso/U.S. Dollar exchange ratios.

	Year Ended December 31,
	2004 (1)	2005	2006 (2) (3)	2007 (2)	2008
	(in thousands of pesos, except for shares,
	earnings per share and dividends per share)
Consolidated Income Statement
Central Bank Rules:
Financial income	427,891	749,583	1,155,207	1,890,422	3,029,860
Financial expense	(133,204)	(302,909)	(394,897)	(805,265)	(1,342,062)
Gross intermediation margin	294,687	446,674	760,310	1,085,157	1,687,798
Provision for loan losses	(36,467)	(70,309)	(59,773)	(94,717)	(297,606)
Service charge income	154,425	302,758	452,232	662,326	891,700
Service charge expense	(24,963)	(59,510)	(93,323)	(150,282)	(172,401)
Administrative expense	(254,936)	(443,026)	(651,000)	(953,897)	(1,211,399)
Other income	109,581	218,884	234,807	183,525	188,450
Other expense	(48,651)	(98,683)	(138,774)	(142,484)	(161,931)
Income Tax	(699)	(34,042)	(76,961)	(92,345)	(261,207)
Monetary Loss	—	—	—	—	—
Minority Interest	—	—	(3,178)	(2,083)	(3,354)
Net income	192,977	262,746	424,340	495,200	660,050
Net income per share (4)	0.32	0.43	0.64	0.72	1.00
Dividends per share	0.10	0.05	0.10	0.15	0.28
Dividends per share in US$	0.03	0.02	0.03	0.05	0.08
Number of shares outstanding (in thousands)	608,943	608,943	683,943	683,979	608,437
U.S. GAAP: (5)
Net income before extraordinary items	94,229	463,795	357,959	384,040	628,243
Extraordinary Gain	—	—	41,705	—	—
Net income	94,229	463,795	399,664	384,040	628,243
Net income per share before extraordinary item(s)	0.15	0.76	0.54	0.56	0.95
Net income per share for extraordinary gain	—	—	0.06	—	—
Total net income per share (6)	0.15	0.76	0.60	0.56	0.95
Weighted average number of shares outstanding (in thousands)	608,943	608,943	666,478	683,952	658,124

(1)	Nuevo Banco Suquía merged with and into Banco Macro from December 22, 2004.

(2)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2008.

(3)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(4)	Net income in accordance with Central Bank rules divided by weighted average number of outstanding shares.

(5)	See note 35 to our audited consolidated financial statements for the year ended December 31, 2008 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

(6)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
	(in thousands of pesos)
	2004 (1)	2005	2006 (2) (3)	2007 (2)	2008
Consolidated Balance Sheet
Central Bank Rules:
Assets
Cash and due from banks	1,372,261	1,189,129	2,626,908	3,117,426	3,523,897
Government and private securities	2,106,737	2,991,764	3,222,955	3,950,725	4,779,299
Loans:
to the non-financial government sector	809,577	645,342	774,273	732,481	744,507
to the financial sector	81,812	80,511	436,930	161,702	80,423
to the non-financial private sector and foreign residents	2,208,996	2,948,799	5,524,483	9,335,656	10,893,376
Allowances for loan losses	(225,340)	(247,532)	(208,581)	(220,422)	(438,348)
Other assets	2,443,714	1,879,809	2,100,872	2,640,664	2,841,843
Total assets	8,797,757	9,487,822	14,477,840	19,718,232	22,424,997
Average assets	5,705,542	9,357,401	11,791,622	17,686,455	21,860,677
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	809,764	822,687	1,295,630	1,774,121	3,937,961
from the financial sector	4,445	5,208	5,078	13,310	22,438
from the non-financial private sector	4,504,788	5,737,431	8,770,309	11,803,718	11,867,958
Other liabilities from financial intermediation and other liabilities	1,974,786	1,241,793	1,426,047	2,813,065	3,157,646
Subordinated corporate bond	16,416	12,047	507,844	490,695	521,681
Items pending allocation	4,554	854	2,052	1,644	2,105
Provisions	225,699	178,150	77,738	101,333	83,004
Minority interest in subsidiaries	3	—	78,045	12,640	15,607
Total liabilities	7,540,455	7,998,170	12,162,743	17,010,526	19,608,400
Shareholders’ equity	1,257,302	1,489,652	2,315,097	2,707,706	2,816,597
Average shareholders’ equity	1,179,611	1,333,163	1,915,245	2,456,353	2,773,259
U.S. GAAP: (4)
Shareholders’ equity	857,666	1,191,692	1,956,242	2,222,361	2,221,199

(1)	Nuevo Banco Suquía merged with and into Banco Macro from December 22, 2004.

(2)	See note 4.2 to our audited consolidated financial statements for the year ended on December 31, 2008.

(3)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(4)	See note 35 to our audited consolidated financial statements for the year ended on December 31, 2008 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
	2004 (1)		2005		2006 (2) (3)		2007 (2)		2008
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (4)	6.37		5.23		7.11		6.85		7.93
Fee income ratio (%) (5)	34.38		40.40		37.30		37.90		34.57
Efficiency ratio (%) (6)	56.77		59.11		53.69		54.59		46.96
Ratio of earnings to fixed charges (excluding interest on deposits) (7)	5.69	x	3.01	x	6.76	x	4.28	x	6.00	x
Ratio of earnings to fixed charges (including interest on deposits) (8)	3.02	x	2.14	x	2.49	x	1.88	x	1.80	x
Fee income as a percentage of administrative expense (%)	60.56		68.34		69.47		69.43		73.61
Return on average equity (%)	16.36		19.71		22.16		20.16		23.80
Return on average assets (%)	3.38		2.81		3.60		2.80		3.02
Liquidity
Loans as a percentage of total deposits (%)	58.29		55.97		66.88		75.27		74.03
Liquid assets as a percentage of total deposits (%) (9)	53.69		58.64		61.92		51.25		48.80
Capital
Total equity as a percentage of total assets (%)	14.29		15.70		15.99		13.73		12.56
Regulatory capital as a percentage of risk-weighted assets (%)	35.71		31.03		31.31		26.81		22.95
Asset Quality
Non-performing loans as a percentage of total loans (%) (10)	6.50		5.34		2.01		1.55		2.64
Allowances as a percentage of total loans	7.27		6.74		3.10		2.15		3.74
Allowances as a percentage of non-performing loans (%) (10)	111.75		126.20		154.25		138.77		141.81
Differences due to court orders (Amparos) as a percentage of equity (%)	4.0		2.90		3.23		3.73		1.26
Operations
Number of branches	256		254		433		427		416
Number of employees	4,772		5,054		7,585		7,868		7,973

(1)	Nuevo Banco Suquía merged with and into Banco Macro from December 22, 2004.

(2)	See note 4.2 to our audited consolidated financial statement for the year ended on December 31, 2008.

(3)	Banco del Tucumán and Nuevo Banco Bisel consolidated with Banco Macro from May 5, 2006 and August 11, 2006, respectively.

(4)	Net interest income divided by average interest earning assets.

(5)	Service charge income divided by the sum of gross intermediation margin and service charge income.

(6)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.

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

(9)	Liquid assets include cash, cash collateral, LEBACs and NOBACs, interbank loans and overnight loans to highly rated companies.

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
Risks relating to Argentina
Argentina’s current growth and stabilization may not be sustainable
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. The economy has recovered significantly over the past six years, although the global economy faced a period of volatility during 2008. Uncertainty remains as to whether the current growth and relative stability is sustainable. The Argentine economy remains fragile in 2009, in part for the following reasons:
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
Inflation may rise again, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy generally
The devaluation of the peso in January 2002, after several years of price stability, created pressures on the domestic price system that generated high inflation before substantially stabilizing in 2003. However, consumer prices almost doubled to 6.1% during 2004, increased to 12.3% in 2005, 9.8% in 2006, 8.5% in 2007 and were 7.2% in 2008. Uncertainty surrounding future inflation has slowed the rebound in the long-term credit market.
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

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. In May 2005, the ICSID tribunal issued an opinion against Argentina in a case initiated by CMS Compañía Transportadora de Gas, which was appealed by Argentina. In October 2006, another ICSID tribunal issued a “decision on liability” against Argentina in a case initiated by LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc., which liability was recently fixed at US$57.40 million. The tribunal admitted that the Argentine government was not accountable for the consequences of measures taken during December 1, 2001 and April 26, 2003, given the general state of emergency in place at such time. In February 2007, the ICSID issued a judgment against Argentina in a case initiated by Siemens for US$208 million for indemnity in the failure to complete a contract in 2001 concerning identification documents. In subsequent actions, ICSID tribunals ordered Argentina to pay, in May 2007, US$106 million to Enron Corporation and Ponderosa Assets LP, shareholders of the local gas distributor Transportadora de Gas del Sur, in connection to tariff adjustments; in August 2007, US$105 million to Compañía de Aguas del Aconquija S.A. and Vivendi Universal in connection with the termination of the water concession agreement executed with such company for the Province of Tucumán; in September 2007, US$172 million to Sempra Energy International, due to the depreciation of its share holdings in Sodigas Pampeana y Sodigas Sur (shareholders in turn of the local concessionaries of the gas distribution service in Argentina, Camuzzi Gas Pampeana and Camuzzi Gas del Sur), as a consequence of the economic measures taken by the Argentine government in 2002; in December 2007, US$185 million to British Gas (shareholder of Argentine gas company Metrogas); in September 2008, the ICSID ordered Argentina to pay US$2.8 million to Continental Casualty Company, but recognized the state of emergency in place that justified taking extraordinary measures; and in November 2008, US$53.5 million to National Grid plc (shareholder of the Argentine electricity transportation company Transener).
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
On September 2, 2008, by means of Decree number 1,394/2008 Argentina announced its decision to pay its debt to its creditor nations members of the Paris Club. At the same time, by means of a press release issued on September 18, 2008, the Paris Club announced that it accepted Argentina’s decision. As of the date hereof, the amount of the debt to be paid and the terms of payment have not been defined. Argentina’s outstanding debt with the Paris Club is the result of the 2001-2002 financial crisis. Recent negotiations have been held with individual members of the group. The Paris Club includes creditors such as the United States of America and other members of the G8, all of them industrially-developed countries. Argentina’s outstanding debt with Germany, Japan and Spain represents almost 70% of the country’s total outstanding debt with the Paris Club.
In addition, the Federal Government has received a proposal from Citibank, Barclays and Deutsche Bank in relation to Argentina’s exchange process with the aforementioned holdouts. The proposal sets forth the rescheduling of certain liabilities due between 2009 and 2012 (“guaranteed loans”). In a press conference held on October 16, 2008, the Head of the Cabinet of Ministers (Jefe de Gabinete) announced the execution of a letter of understanding with the aforementioned banks in order to implement the restructuring of the “guaranteed loans”. On February 2, 2009, by means of Joint Resolutions 8/2009 and 5/2009 of the Secretariat of Economy and the Secretariat of Finance of the National Ministry of Economy and Public Finances, launched the local tranche of the exchange of “guaranteed loans” for new bonds. The Federal Government announced that 97% of the holders had accepted such exchange proposal, representing Ps. 15.084 billion of an aggregate domestic tranche of the debt due in 2009, 2010 and 2011 for a total of Ps. 15.6 billion. The new bonds delivered under the exchange are due as from 2014. As of the date hereof, the Federal Government has not defined the terms and conditions of the expected exchange with the holdouts.
Significant devaluation of the peso against the U.S. dollar may adversely affect the Argentine economy as well as our financial performance
Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.
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
Continuing protests by farmers could cause social unrest, influence Government measures and ultimately affect the Argentine economy
During the last years the Argentine Government has been increasing and, in certain cases, imposing, exports tax on certain agricultural and manufactured products as an economic measure to prevent inflation and the increase in the prices of such products, and also to increase tax collections. In this line, during 2005 and 2006 a number of restrictions were imposed on the grain and oilseed markets that essentially limited trade access to exports, which resulted in a disparity in domestic and world prices. Consequently with these measures, in 2007, the Minister of Economy announced an increase in export taxes on, among others, crops, soybean, sunflower, corn and wheat products.
In addition, in March 2008, President Cristina Fernández de Kirchner, established a sliding scale of export rates imposed on certain agricultural products by means of Ministry of Economy of Resolutions No. 125/08 and No. 64/08, which raised the general export tax on exports of soybean and soybean by-products on a varying scale depending on the official price of the ton of soybean, and up to a maximum export duty of approximately 52.7% depending on the price of a ton. This new sliding-scale mechanism could result in a rise of the applicable rate for grain and oilseed exports depending on international prices, as opposed to the fixed rate of 35% previously in place.
Although Resolution No. 125/08 was ultimately annulled by Congress, it still had a socio-economic effect. The governmental measures ( which farmers claimed, in effect, set a maximum price for their crops) sparked protests by farmers whose exports have been the principal motor of Argentina’s economic recovery. As a reaction to these measures, farmers have started protests against the export tariff regime consisting in strikes, stops in their activities and suspension of sales both to the local and foreign markets, thereby causing social unrest, as well as food shortages and a surge in inflation.
Continued social unrest, as well as future government policies in response to such protests, including new taxation and foreign trade policies, could destabilize the country and adversely and materially affect the economy, and thereby our business.
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

During 2008, Argentina was subject to strong internal and external economic uncertainty. The internal conflicts had their roots in the controversial export tax regime imposed by the government as well as the nationalization of private pension funds. Simultaneously, the global financial and economic conditions changed. The developed world shifted from a dynamic context to an economic system that was facing abrupt credit restriction in the US and European financial systems. The restrictions led to an economic contraction, which is probably the most serious since the worldwide depression in 1929. This sum of tensions affected the private, domestic and foreign expectations and could affect the bank’s business. The interruption of the capital flows entering the country, could affect the liquidity of the local financial system. Also, in response to this loss of confidence, depositors may turn their deposits into dollarized assets, running out from the financial system. An increase in dollarized assets outside the financial system could have an adverse effect on financial institutions, due to the decreased liquidity and diminished lending capacity it entails, as well as on the financial system as a whole, resulting in diminished liquidity with the ensuing decrease in spending, investments and deposits.
The elimination of the Argentine Pension Funds could adversely affect the Argentine securities market
On November 20, 2008, the Argentine government enacted Law No. 26,425, which was published in the Official Gazette on December 9, 2008. By means of this law, the private pension funds system was eliminated and the then existing pension funds were united to form a unique Integrated Pensions Fund System (Sistema Integrado Previsional Argentino or “SIPA”), to be financed by means of a common distribution system that shall guarantee the affiliates and beneficiaries of the private pension funds system the same coverage and treatment as the public retirement funds system. In this sense, the private pension funds system was eliminated to give way to the SIPA, pursuant to the terms of the aforementioned law.
The elimination of the private pension funds system could have a considerable adverse effect on the Argentine securities market and its liquidity because, since their creation, the private pension funds have played a predominant role in the securities markets. A decrease in activity in the securities market could, in turn, have an adverse effect on the Argentine economy as a whole.
Increased uncertainty due to the upcoming parliamentary elections could have an adverse effect on the Argentine economy
National parliamentary elections are scheduled to take place on June 28, 2009. There is a general uncertainty as to who will win the elections and what impact the outcome could produce on President Fernández de Kirchner’s administration.
The aforementioned uncertainty, the probable outcomes of the parliamentary elections and the measures taken in its aftermath could have an adverse effect on financial institutions and the Argentine economy as a whole.
Risks Relating to the Argentine Financial System
The health of Argentina’s financial system depends on a return of the long-term credit market, which is currently recovering at a relatively slow pace
As a result of the 2001 and 2002 crisis, the volume of financial intermediation activity in Argentina fell drastically: credit fell from 23.1% of GDP in March 2001 to just 7.7% in June 2004, while deposits as a percentage of GDP fell from 31.5% to 23.2% during the same period. During this period our financial intermediation activities also declined. The depth of the crisis and the effect of the crisis on depositors’ confidence in the financial system created significant uncertainties as to the likelihood that the financial system would fully recover its ability to act as an intermediary between savings and credit. Despite the ongoing recovery of Argentina’s short-term credit market (68% of loan growth in 2005, 58% of loan growth in 2006, 53% of loan growth in 2007, and 39% of loan growth in 2008 was in the form of overdrafts, consumer loans and advances), long-term lending has recovered more slowly.
If longer-term financial intermediation activity fails to resume at substantial levels, the ability of financial institutions, including us, to generate profits will be negatively affected. Even though deposits in the financial system and with us grew in mid-2002, most of these new deposits are either sight or very short-term time deposits, creating a liquidity risk for banks engaged in long-term lending and increasing their need to depend on the Central Bank as a potential liquidity backstop.
The health of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors, after having overcome the 2001 crisis
Total deposits of the financial system grew 23% in 2007 and 20% in 2008, reaching an year average of Ps. 191,653 and Ps. 229,089 million respectively. Total deposits in terms of GDP had recovered since the crisis, with levels around 23% during the last three years.
Although short-term deposits have substantially recovered since 2002, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If depositors once again withdraw significant holdings from banks, there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect sensibility of Argentine depositors.
The asset quality of financial institutions, including us, is still related to the exposure to public sector debt
Although it has been reduced during the last three years, financial institutions, including us, have a significant portfolio of bonds of, and loans to, the Argentine federal and provincial governments. Exposure to public sector of the financial system was 42% in 2005, 33% in 2006, 27% in 2007 and 24% in 2008. To a large extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable economic growth in the long run, generate tax revenues and control public spending.
As of December 31, 2008, our net exposure to the public sector, not including LEBACs (Letras del Banco Central) and NOBACs (Notas del Banco Central), totaled approximately Ps.1,012.7 million, representing 4.5% of our total assets.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by the international financial crisis
The capacity of many Argentine private sector debtors to repay their loans deteriorated significantly as a result of the international economic crisis, materially affecting the asset quality of financial institutions, including us. We established large allowances for loan losses in 2008 to cover the risks inherent to our portfolio of loans to the private sector.
The quality of our loan portfolio has been improving from 2003 levels as a result of high GDP growth and a better overall economic environment. However, the current improvement may not continue, and we will likely not succeed in recovering substantial portions of loans that were written off. Our business strategy includes substituting a large portion of our current portfolio of government securities for loans to the private sector. As a result, we expect that our credit risk exposure to the private sector will increase in the near term. If the recovery of the financial health of Argentina’s private sector reverses, we may experience an increase in our incidence of non-performing loans.
Our business may be vulnerable to the current disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the current financial crisis
Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties. In recent months, there have been runs on deposits at several foreign financial institutions in the countries most affected by the financial crisis and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements. In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale.
Despite the extent of the above-mentioned intervention, global investor confidence remains low and credit remains relatively lacking. In addition, the world’s largest developed economies are widely considered to be in the midst of, or about to enter, economic recessions. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Argentine financial market. To date, the Argentine financial system has not required an intervention by the Argentine government or assistance from the Central Bank, but we cannot guarantee such an intervention might not occur nor its possible extent.
Inflation control, regulation of financial markets and any response by the Argentine government to the current global economic crisis may have an effect on the macroeconomic situation of the country, and a material effect on our future results of operations. In particular, our results of operations are sensitive to changes in the Ps./US$ exchange rate because our primary assets and revenues are denominated in pesos while 20% of our total assets and liabilities are denominated in foreign currencies.
Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions
To protect debtors affected by the economic crisis, beginning in 2002 the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Most of these measures have been rescinded; however, in May 2003 and until December 2006, the Argentine government suspended mortgage foreclosure proceedings and established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure to reach an agreement by the parties, payment conditions will be set forth by a judge. We cannot assure you that in an adverse economic environment the government will not adopt additional measures in the future, which could have a material adverse effect on the financial system and our business.
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
Our controlling shareholders have the ability to direct our business and their interests could conflict with yours
Our controlling shareholders beneficially own 10,475,023 Class A shares and 234,454,130 Class B shares. Although there currently is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.

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
Reduced spreads without corresponding increases in lending volumes could adversely affect our profitability
The spread for Argentina’s financial system between the interest rates on loans and deposits decreased from a high of 39.9% in March 2003 to 17.3% in December 2008 as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns. In comparison, our interest rate spread decreased from 42% to 6.8% during the same period. We and other financial institutions have largely responded by lowering operating costs. However, if the spreads continue to decrease without a corresponding increase in lending or additional cost-cutting, our profitability may be adversely affected.
Differences in the accounting standards between Argentina and certain countries with highly developed capital markets, such as the United States, may make it difficult to compare our financial statements and reported earnings with companies in other countries and the United States
Publicly available corporate information about us in Argentina is different from and may be more difficult to obtain than the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, we prepare our financial statements in accordance with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of banks in the United States.
Risks relating to our Class B Shares and the ADSs
Holders of our Class B shares and the ADSs may not receive any dividends
In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. On July 20, 2004, we were authorized by the Central Bank to distribute dividends corresponding to fiscal year 2003, on April 18, 2005 to distribute dividends corresponding to fiscal year 2004, on April 21, 2006 to distribute dividends corresponding to fiscal year 2005, on April 16, 2007 to distribute dividends corresponding to fiscal year 2006 and on April 11, 2008 to distribute dividends corresponding to fiscal year 2007. In each case the dividends were distributed. On May 12, 2009, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved the distribution of cash dividends for an amount of up to Ps. 149.9 million, which is still subject of Central Bank’s authorization. Nevertheless, no assurance can be given that the Central Bank will continue to grant us the authorization to distribute dividends approved by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of approved dividends.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights
Under Argentine corporate law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the Securities Act is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.
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
The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire
Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 84% of the aggregate market capitalization of the Buenos Aires Stock Exchange as of December 31, 2008. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the Buenos Aires Stock Exchange by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.
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
Our Class B shares or the ADSs might be characterized as stock in a “passive foreign investment company” for U.S. federal income tax purposes
The application of the “passive foreign investment company” rules to equity interests in banks such as us is unclear under current U.S. federal income tax law. It is therefore possible that our Class B shares or the ADSs could be characterized as stock in a “passive foreign investment company” for U.S. federal income tax purposes, which could have adverse tax consequences to U.S. holders in some circumstances. In particular, U.S. holders of our Class B shares or the ADSs generally would be subject to special rules and adverse tax consequences with respect to certain distributions made by us and on any gain recognized on the sale or other disposition of our Class B shares or the ADSs. Such U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our Class B shares or the ADSs might be able to avoid these rules and consequences by making an election to mark such shares to market (although it is not clear if this election is available for the Class B shares). U.S. holders should carefully read “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” and consult their tax advisors regarding the “passive foreign investment company” rules.

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

Risk relating to our 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds Due 2036 (the “2036 Notes”)
Interest on the Notes may be limited to the extent we do not have sufficient Distributable Amounts
No interest on the 2036 Notes will be due and payable in the event that the payment of such interest, together with any other payments or distributions (other than payments in respect of redemptions or repurchases) on or in respect of our Parity Obligations (including the Notes) previously made or scheduled to be made during the Distribution Period in which such Interest Payment Date falls, would exceed our Distributable Amounts for such Distribution Period. Interest payments on the Notes are non-cumulative such that if an interest payment is not made in full as a result of the limitation described in the preceding sentence, such unpaid interest will not accrue or be due and payable at any time and, accordingly, holders of 2036 Notes will not have any claim thereon, whether or not interest is paid with respect to any other interest period.
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
As a result of the 2001 Argentine crisis, all banks were prohibited by the Central Bank from paying dividends in 2002 and 2003. As the economy recovered, the Central Bank eased the prohibition but still required prior authorization for the distribution of dividends by banks in 2004, 2005, 2006, 2007 and 2008. Although the prohibition is no longer in effect, we cannot assure you that, if confronted with a similar crisis, the Central Bank will not prevent banks from making interest payments on Parity Obligations, including the 2036 Notes.
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

The ratings of the Notes may be lowered or withdrawn depending on various factors, including the rating agency’s assessment of our financial strength and Argentine sovereign risk
By the end of 2008, the Notes were rated “B2” by Moody’s Investors Service, Inc. and “B” by Fitch Ratings Ltd. At the local level, Moody’s Latin America rated the Notes “Aa3.ar” and Fitch Argentina rated the Notes “AA (arg).” The ratings of the Notes reflect the relevant rating agency’s assessment of our ability to make timely payment of principal and interest on the Notes. Moreover, the methods of assigning ratings used by Argentine rating agencies may differ in important aspects from those used by the rating agencies in the United States or other countries. The ratings on the 2036 Notes are not a recommendation to buy, sell or hold the Notes, and the ratings do not comment on market prices or suitability for a particular investor. We cannot assure you that the ratings of the 2036 Notes will remain for any given period of time or that the ratings will not be lowered or withdrawn. A downgrade in ratings will not be an event of default with respect to the 2036 Notes. The assigned ratings may be raised or lowered depending, among other things, on the rating agency’s assessment of our financial strength as well as its assessment of Argentine sovereign risk generally, and any change to these may affect the market price or liquidity of the 2036 Notes.
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
Interest payments are non-cumulative such that if an interest payment is not made in full as a result of the limitation described above, the unpaid interest will not accrue or be due and payable at any time and, accordingly, holders of the 2036 Notes will not have any claim thereon, whether or not interest is paid in respect of any other interest period.

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
Our History — Banco Macro
Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, the name of “Banco Macro S.A.”, which it holds to date.
Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and since March 24, 2006, on the New York Stock Exchange.
Since 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities as a result of the privatization of provincial and other kinds of banks.
On December 2001 and 2004, the Bank acquired the control of Banco Bansud S.A. and Nuevo Banco Suquía S.A., respectively. Such entities merged with and into Banco Macro S.A. on December 2003 and October 2007, respectively.
Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 and 100% of common shares of stock in Nuevo Banco Bisel S.A.. Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A.
The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.
In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.
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
On May 28, 2007, the Bank acquired the preferred shares mentioned above by exercising a call option in relation to them. The price payable was fixed at Ps. 66,240,000 plus an annual nominal 4% interest to be capitalized annually until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).
Nuevo Banco Bisel has a strong presence in the central region of Argentina, especially in the province of Santa Fe, and the acquisition has added 158 branches to our branch network.
On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A entered into a “preliminary merger agreement”, whereby Nuevo Banco Bisel S.A. will merge with and into Banco Macro S.A. retroactively effective as of January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008. On April 24, 2009, the preliminary merger agreement was amended to include the resolution to reduce the capital stock approved by the Regular and Special Shareholders’ Meeting of April 21, 2009. On May 27, 2009, such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2008 and the shares exchange relationship was approved by the Shareholders’ Meetings of both banks.
On June 5, 2009, the BCBA authorized the merger process. Additionally, as of the date hereof, the authorization of the merger process is still pending by the rest of the Bank’s regulatory agencies.
The exchange relationship has been agreed in 0.337614 common shares of Banco Macro S.A. per common share of Nuevo Banco Bisel S.A. So, the minority shareholders of Nuevo Banco Bisel S.A. will be entitled to receive 0.337614 shares of the Bank for each share they hold in Nuevo Banco Bisel S.A.’s capital stock. Consequently, Banco Macro S.A. issued 1,147,887 common shares.
B. Business Overview
We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2008, we were ranked second in terms of equity, third in terms of loans to private sector and fifth in terms of deposits among banks. As of December 31, 2008, on a consolidated basis, we had:
•	Ps.22,425.0 million (US$6,493.0 million) in total assets;
•	Ps.10,893.4 million (US$3,154.1 million) in loans to the non-financial private sector;
•	Ps.15,828.4 million (US$4,583.0 million) in total deposits;
•	approximately 2,252,500 retail customers and 65,215 corporate customers that provide us with approximately 2.3 million clients; and
•	approximately 875,000 employee payroll accounts for private sector customers and provincial governments.
Our consolidated net income for the year ended December 31, 2008 was Ps.660.0 million (US$191.1million), representing a return on average equity of 23.8 % and a return on average assets of 3.0%.
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
The Argentine economic recovery
We believe that the recovery of the Argentine economy from the severe crisis of 2001 and 2002, together with the stabilizing business environment, present a growth opportunity for the banking industry. We believe that Argentine banks in a comparatively stronger financial condition should have a competitive advantage in benefiting from this recovery. Argentina’s gross domestic product, or GDP, grew 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 7.0% in 2008 after declines of 4.4% in 2001 and 10.9% in 2002. Although there are numerous risks that may result in lower than expected economic performance, the Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 1.8% for 2009.
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

•
As of December 31, 2008, we have achieved profitability for the last 20 consecutive quarters, the only bank in Argentina to do so, with a return on average equity of 16.4%, 19.7%, 22.2%, 20.2%, and 23.8% for 2004, 2005, 2006, 2007 and 2008, compared to -3.0%, 7.5%, 14.8%, 11.2% and 13.7% respectively, for the Argentine banking system as a whole.

•
Our shareholders’ equity at December 31, 2008 and 2007, as calculated under Central Bank Rules, was Ps. 2,816.6 million and Ps. 2,707.7 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2008 and 2007 was Ps. 2.221.2 and Ps.2,222.4 million, respectively.

•
Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small and medium-sized businesses, generally located outside of the City of Buenos Aires, which have been relatively underserved by the banking system. As of December 31, 2008, loans for less than Ps.20,000 accounted for 40% of our total private sector loans. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

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

•
Largest private-sector branch network in Argentina. With 416 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires, whereas 81% of the total branches for the Argentine financial system as a whole are located outside this area, which we believe better positions us to focus on our target market.

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

•
Strong and experienced management team and committed shareholders. We are led by a committed group of shareholders who have transformed our bank from a small wholesale bank to one of the strongest and largest banks in Argentina. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo have active senior executive roles in our management and each possesses more than 20 years of experience in the banking industry.

Our strategy
Our strengths position us to better participate in the coming years development of the financial system, which we believe will be stronger in our target market of low- and middle-income individuals, small and medium-sized businesses and in the provinces outside the City of Buenos Aires, where we have a leading presence.
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
We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:
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
Retail Customers
Overview
Retail customers are individuals, entrepreneurs and very small companies (companies with less than Ps.1 million in sales per year). We provide services to them throughout Argentina, in particular outside of the City of Buenos Aires, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 94% of our branches are located outside of the City of Buenos Aires.
Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of approximately 2,252,500 retail customers, only 24% currently have a personal loan from us and only 30% currently have a credit card, and we believe there is strong potential to increase these percentages. As of December 31, 2008, we had retail customers with an aggregate loan portfolio of Ps. 5,136 million.
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

Approximate number
of retail accounts
Product	(as of December 31, 2008)
Savings
Total savings accounts	1,550,151
Plan Sueldo (private sector)	577,734
Plan Sueldo (public sector)	296,973
Retirees	329,287
Open market	346,157
Checking
Checking accounts	129,370
Electronic account access
Debit cards	1,401,639

Lending products and services
We offer personal loans, document discounts, (housing) mortgages, overdrafts, pledged loans and credit card loans to our retail customers. At December 31, 2008, we had a 14.2% market share for personal loans, which ranked us first in the Argentine banking system in the provision of consumer loans. We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as the low- and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services to their employers. We are also one of the major credit card issuers, with approximately 840 thousands cards in circulation as of December 31, 2008. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases. The table below sets forth information about loans to retail customers (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) as of December 31, 2008:

	Loans to retail customers (in pesos except where noted)
	(as of December 31, 2008)
						Credit
	Personal	Documents	Mortgage		Pledged	card
	loans	(1)	loans	Overdrafts	loans (2)	loans	Others
Percentage of gross retail private sector loan portfolio	64.7%	5.8%	7.3%	3.1%	3.6%	13.7%	1.8%
Total customers with outstanding loans	491,184	9,763	8,593	198,565	3,709	480,976	2,437
Average gross loan amount	5,698	4,714	49,114	612	54,139	1,532	37,017

(1)	Factoring, check cashing advances and loans with promissory notes.

(2)	Primarily secured auto loans.
Personal loans which represent the most representative share of the portfolio carry an average interest rate of 31.07% and an average maturity of 34.8 months. Interest rates and maturities vary across products.
Corporate Customers
Overview
We provide our corporate customers with traditional banking products and services such as deposits, lending (including overdraft facilities), check cashing advances and factoring, guaranteed loans and credit lines for financing foreign trade and cash management services. We also provide them trust, payroll and financial agency services, corporate credit cards and other specialty products. We have four categories for our corporate customers: small companies, which have up to Ps.43 million in sales per year; medium companies, which have more than Ps.43 million and less than Ps.120 million in sales per year and major companies, which have more than Ps.120 million in sales per year and agro companies, which have their activity in the agriculture sector or the commerce of it’s products. Approximately 96% of our corporate customers are small businesses. Important sectors within our corporate customer base include the agro-industrial, transportation and food and beverage. Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See “Item 5 — Operating and Financial Review and Prospects — liquidity and capital resources.”
Plan Sueldo payroll services
Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which requires employers to maintain an account with us for the direct deposit of employee wages. Currently, we administer the payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and for a total of 1,203,994 retail clients (including retirees). Our payroll services provide us with a large and diversified depositor base with significant cross-selling potential. See “—Our Products and Services—Retail Customers.”
Lending products and services
Our lending activities to the corporate sector (defined here as firms with loans outstanding in excess of Ps.20,000) totaled Ps.4.947 million. Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2008, the average principal amount of our corporate loans were Ps.443,000 and our 20 largest private sector loans accounted for 23% of our total corporate loans.

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
As of December 31, 2008, our loans to corporate customers were as follows:

	Loans to companies in excess of
	Ps.20,000, (as of December 31,
	2008)
		Percentage of
	(in millions of	corporate loan
	pesos)	portfolio
Overdrafts	1,409.8	28.5%
Documents (1)	1,010.6	20.4%
Pledged loans (2)	142.1	2.9%
Mortgage loans	328.8	6.6%
Other (3)	2,002.0	40.5%
Corporate credit cards	54.0	1.1%

Total	4,947.3	100.0%

(1)	Factoring, check cashing advances and promissory notes.

(2)	Primarily securing cargo transportation equipment.

(3)	Mostly structured loans (medium- and long-term).
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
Collection services. Our collection services include cash or check deposits at our 416 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.
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

Our distribution network
We have the largest private sector branch network in the country with 416 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 94% of our branches located outside of the City of Buenos Aires. Furthermore, we have 24 service points used for social security benefit payments and servicing of checking and savings accounts; 803 ATMs; and an internet banking service. The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces:

	As of December 31, 2008
	Banco Macro
			Market Share
			of
			Total Branches
		% of	in
Province	Branches	Total	Each Province
City of Buenos Aires	24	5.8%	3.1%
Buenos Aires (rest)	52	12.5%	4.2%
Catamarca	1	0.2%	4.5%
Chaco	2	0.5%	3.3%
Chubut	4	1.0%	4.9%
Córdoba	68	16.3%	17.2%
Corrientes	3	0.7%	5.0%
Entre Ríos	6	1.4%	5.0%
Formosa	—	0.0%	0.0%
Jujuy	15	3.6%	50.0%
La Pampa	2	0.5%	1.9%
La Rioja	2	0.5%	7.7%
Mendoza	13	3.1%	9.2%
Misiones	35	8.4%	54.7%
Neuquén	4	1.0%	5.7%
Río Negro	7	1.7%	11.1%
Salta	24	5.8%	46.2%
San Juan	1	0.2%	2.9%
San Luis	1	0.2%	2.3%
Santa Cruz	2	0.5%	5.3%
Santa Fe	119	28.6%	27.7%
Santiago del Estero	1	0.2%	2.0%
Tierra del Fuego	2	0.5%	11.8%
Tucumán	28	6.7%	45.2%

TOTAL	416	100.0%	10.4%

Credit risk management
Credit policy
Our board of directors approves our credit policy and credit analysis based on the following guidelines:
•	we seek to maintain a high quality portfolio that is diversified among customers;
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
Technology
During 2008, the actions carried out to have Banco Bisel’s systems replaced with Macro’s solutions, applications, processes and standards were completed. In this stage, such new member of the group was homogenized into the same technological and information environment, making the consolidation of balance sheets, management control and operations activities easier.
As regards technological infrastructure, a new central processing unit was acquired to process the growing transaction volume arising from an increased number of customers in the group and the offer of new products, thus ensuring operations for the year 2009.
Contingency proceedings and environments management under international standards continued to be improved, taking into account the new business plan of the Bank.
90 automatic teller machines were acquired, 11% more automatic teller machines applied to the growth of business, and more than 400 self-service terminals were installed. The group’s fleet in these customer service channels reached as of the end of the year 809 automatic teller machines and 665 terminals.
New equipment was incorporated to improve the operational continuity of the company, by reducing recovery times and re-establishing data processing services in an increased number of critical systems.
We continued working on strengthening Virtual Banking services, in order to absorb the growing demand for Automatic Channels defined within this segment.
The total expenses incurred in respect of such improvements and projected investments for 2009 amount to US$30.2 million.
A plan of action in connection with the merger of data processing systems with Nuevo Banco Bisel was commenced, and is expected to be completed during June, 2009, as a previous stage to the merger of such company into Banco Macro brand. The budget for machines, equipment and organization and development expenses related to such merger amounts to US$6.6 million.
Competition
We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas. We consider Santander Río, Banco de Galicia y Buenos Aires S.A., BBVA Banco Francés S.A., HSBC Argentina S.A. and Banco Patagonia S.A. to be our main competitors. We also compete with regional banks. In the future, we expect competition to increase in corporate transactions products and long-term lending, mortgage lending and other secured financings, credit cards, specialized credit packages, salary payment services and investment management services.
Banking industry
The Argentine banking industry was severely impacted by the 2001-2002 economic crisis. However, the current recovery has led to positive trends in the sector in terms of scale, profitability/solvency and asset quality.

Scale
Assets and deposits have experienced an important recovery since 2001. We believe the public in general has regained confidence in the financial system, as evidenced by the growth in deposits. Total deposits increased to Ps.236,487 million as of December 31, 2008 after declining from Ps.86,570 million as of December 2000 to Ps.66,447 million as of December 2001. However, the rebound of credit activity has been slower, with levels of private credit-to-GDP of 12% as of December 2008, well below the 23.3% activity for 2000. At the same time, the average net worth of the financial system was increased from Ps.17,082 (dollar equivalent 17,082) million in 2001 to Ps.39,198 million in December 2008, and earnings, which began to fall in 1998 as a consequence of the economic recession returned of profits in 2005 achieving a total of Ps 5,357.2 million as of December 31, 2008.

	2004	2005	2006	2007	2008
	(millions of pesos)
Total Assets (1)	200,179	218,453	244,070	285,719	333,723
Total Deposits (1)	108,151	127,382	155,345	191,653	229,090
Gross Private Sector Loans (1)	36,917	47,972	66,896	93,091	123,964

Source: Central Bank

(1)	Twelve-month average.
Profitability
In 2002, the Argentine banking system lost Ps.19,287 million in total. Out of the 100 banks in existence at that time, only 25 recorded profits, totaling Ps.1,144 million, while the remaining 75 lost approximately Ps.20,431 million in total. Although the number of profitable banks increased to 45 and 58 in 2003 and 2004, respectively, the financial system continued having losses of Ps.5,487 million and Ps.657 million. During 2005, 2006 and 2007 the number of profitable banks increased to 69, 74 and 72, the financial system showed as of those dates net income of Ps.1,932, Ps. 4,473 and Ps.3,961 million respectively.
The Argentine banking system has shown accumulated profits of Ps.5,357 million for the twelve months ended December 31, 2008, representing a return on equity 13.7% and a return on assets of 1.6%.

	2004	2005	2006	2007	2008
Net (loss) income (in millions of pesos)	(657)	1,932	4,473	3,961	5,357
Return on average equity	(3)%	7.5%	14.8%	11.2%	13.7%
Return on average assets	(0.3)%	0.9%	1.8%	1.4%	1.6%
Source: Central Bank
Asset Quality
The non-performing credit portfolio of the financial system increased during the crisis. In 2002, the ratio of the non-performing portfolio to total credit portfolio for the Argentine banking system reached 18.1%, while the ratio in the private sector was worse, reaching 38.6%. In the following year, the financial system began to recover, although the ratio was similar to the level seen in 2003. Since 2004, the ratios have continued to recover. As of December 31, 2008, non-performing credit portfolio levels continued to improve by dropping to 2.6% of the total credit portfolio, while the ratio for the private sector decreased to 3.0%.

	2004	2005	2006	2007	2008
Non-performing Credit Portfolio	10.7%	5.2%	3.4%	2.7%	2.6%
Non-performing Credit Portfolio — Private Sector	18.6%	7.6%	4.5%	3.2%	3.0%
Source: Central Bank
Competitive landscape
There are seven institutions that consistently rank in the top ten based on private sector loans, equity and total deposits: Banco de la Nación Argentina and Banco de la Provincia de Buenos Aires, which are both public banks, Banco Macro and Banco de Galicia y Buenos Aires, which are both domestic banks, and Banco Santander Río, HSBC Bank Argentina and BBVA Banco Francés, which are foreign-owned banks. Only six of these (Banco de la Nación Argentina, Banco de Galicia y de Buenos Aires, BBVA Banco Francés, Banco Santander Río, HSBC Bank Argentina and Banco Macro) also ranked among the ten banks with the largest net income for the twelve months ended December 31, 2008. Below are the rankings of these banks across these metrics:

		Market Share
		(% share of total
		private sector loans
Private Sector Loans	Ps.	for the Argentine
(As of December 31, 2008)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	18,949	14.3%
2 BANCO SANTANDER RIO S.A.	13,350	10.1%

3 BANCO MACRO S.A. (2)	10,893	8.2%

4 BBVA BANCO FRANCES S.A.	9,122	6.9%
5 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	8,492	6.4%
6 BANCO DE GALICIA Y BUENOS AIRES S.A.	8,431	6.3%
7 HSBC BANK ARGENTINA S.A.	6,128	4.6%
8 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	5,149	3.9%
9 CITIBANK N.A	5,131	3.9%
10 BANCO CREDICOOP COOPERATIVO LIMITADO	4,716	3.6%
OTHERS	42,459	32.0%

TOTAL	132,820	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

		Market Share
		(% share of equity
Equity	Ps.	for the Argentine
(As of December 31, 2008)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	7,456	18%

2 BANCO MACRO S.A. (2)	2,817	6.8%

3 BANCO HIPOTECARIO S.A.	2,619	6.3%
4 BBVA BANCO FRANCES S.A.	2,076	5.0%
5 BANCO SANTANDER RIO S.A.	1,967	4.8%
6 BANCO DE GALICIA Y DE BUENOS AIRES S.A.	1,955	4.7%
7 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	1,677	4.1%
8 HSBC BANK ARGENTINA S.A.	1,629	3.9%
9 BANCO PATAGONIA S.A.	1,556	3.8%
10 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	1,341	3.2%
OTHERS	16,278	39.3%

TOTAL	41,371	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

		Market Share
		(% share of total
		private sector
		deposits for the
Total Deposits	Ps.	Argentine
(As of December 31, 2008)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	57,018	24.1%
2 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	22,564	9.5%
3 BBVA BANCO FRANCES S.A.	17,282	7.3%
4 BANCO SANTANDER RIO S.A.	16,979	7.2%

5 BANCO MACRO (2)	15,828	6.7%

6 BANCO DE GALICIA Y DE BUENOS AIRES S.A.	14,009	5.9%
7 HSBC BANK ARGENTINA S.A.	10,582	4.5%
8 CITIBANK N.A.	9,794	4.1%
9 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	9,102	3.8%
10 BANCO CREDICOOP COOPERATIVO LIMITADO	8,841	3.7%
OTHERS	54,488	23%

TOTAL	236,487	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

Net Income	Ps.
(12 months ended December 31, 2008)	Million
1 BANCO MACRO S.A. (2)	660

2 BANCO DE LA NACION ARGENTINA (1)	651
3 HSBC BANK ARGENTINA S.A.	448
4 BANCO SANTANDER RIO S.A.	347
5 BBVA BANCO FRANCES S.A.	311
6 BANCO DE SAN JUAN S.A.	276
7 CITIBANK N.A.	268
8 BANCO PATAGONIA S.A.	267
9 BANCO DE GALICIA Y BUENOS AIRES S.A.	195
10 NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	188
OTHERS	1,747

TOTAL	5,358

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.
We were the most profitable bank, measured by net income. As of December 31, 2008, our return annualized on average equity was 23.8% compared to the 16.0% for private-sector banks and 13.7% for the banking system as a whole.
There is a large concentration of branches in the Buenos Aires area, as the following table shows. We have the most extensive private-sector branch network in Argentina, and a leading regional presence in eleven Provinces including Santa Fe, Córdoba, Río Negro, Mendoza, Entre Ríos, Neuquén and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy where we are the largest bank in terms of branches.

	As of December 31, 2008
	Banking System		Banco Macro
					Market Share
					(% share of
					total # of
					branches in
		% of		% of	each
Province	Branches	Total	Branches	Total	province)

CITY OF BUENOS AIRES	777	19.4%	24	5.8%	3.1%
BUENOS AIRES-REST	1,250	31.2%	52	12.5%	4.2%
CATAMARCA	22	0.5%	1	0.2%	4.5%
CHACO	61	1.5%	2	0.5%	3.3%
CHUBUT	82	2.0%	4	1.0%	4.9%
CORDOBA	395	9.9%	68	16.3%	17.2%
CORRIENTES	60	1.5%	3	0.7%	5.0%
ENTRE RIOS	119	3.0%	6	1.4%	5.0%
FORMOSA	18	0.4%	—	—	—
JUJUY	30	0.7%	15	3.6%	50.0%
LA PAMPA	103	2.6%	2	0.5%	1.9%
LA RIOJA	26	0.6%	2	0.5%	7.7%
MENDOZA	141	3.5%	13	3.1%	9.2%
MISIONES	64	1.6%	35	8.4%	54.7%
NEUQUÉN	70	1.7%	4	1.0%	5.7%
RIO NEGRO	63	1.6%	7	1.7%	11.1%
SALTA	52	1.3%	24	5.8%	46.2%
SAN JUAN	35	0.9%	1	0.2%	2.9%
SAN LUIS	44	1.1%	1	0.2%	2.3%
SANTA CRUZ	38	0.9%	2	0.5%	5.3%
SANTA FE	430	10.7%	119	28.6%	27.7%
SANTIAGO DEL ESTERO	50	1.2%	1	0.2%	2.0%
TIERRA DEL FUEGO	17	0.4%	2	0.5%	11.8%
TUCUMAN	62	1.5%	28	6.7%	45.2%

TOTAL	4,009	100.0%	416	100.0%	10.4%

Approximately 81% of the branches in the Argentine financial system are outside the City of Buenos Aires while approximately 94% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 61% of the total amount of the system. We are second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 12%. The ranking is based on financial institutions which have 50 branches or more and with presence in 15 provinces or more.

					Market
			Market		Share of		Market	% of
	Number	Total	Share of	Branches	Branches	Branches	Share of	Branches
	of	Number	Branches	in City of	in City of	in the	Branches	in the
	Provinces	of	in	Buenos	Buenos	Rest of	in Rest of	Rest of
	Served	Branches	Argentina	Aires	Aires	Country	Country	Country
1 BANCO MACRO S.A. (2)	23	416	10%	24	3%	392	12%	94%

2 BANCO DE LA NACION ARGENTINA (1)	24	623	16%	64	8%	559	17%	90%
3 COMPAÑIA FINANCIERA ARGENTINA S.A.	18	59	1%	8	1%	51	2%	86%
4 BANCO CREDICOOP COOPERATIVO LIMITADO	19	243	6%	36	5%	207	6%	85%
5 BANCO PATAGONIA S.A.	24	135	3%	37	5%	98	3%	73%
6 BANCO SANTANDER RIO S.A.	21	258	6%	80	10%	178	6%	69%
7 BANCO DE GALICIA Y BUENOS AIRES S.A.	24	238	6%	76	10%	162	5%	68%
8 BBVA BANCO FRANCES S.A.	24	240	6%	83	11%	157	5%	65%
9 STANDARD BANK ARGENTINA S.A.	17	95	2%	33	4%	62	2%	65%
10 HSBC BANK ARGENTINA S.A.	19	122	3%	44	6%	78	2%	64%
OTHER	24	1,580	39%	292	38%	1,288	40%	82%

TOTAL	24	4,009	100.0%	777	100.0%	3,232	100.0%	81%

Source: Central Bank and our consolidated financial statements.

(1)	Public sector banks.

(2)	Includes the branches of Banco Macro, Banco del Tucumán and Nuevo Banco Bisel.
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
Permitted activities and investments
The Argentine Financial Institutions Law governs any individuals and entities that are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Argentine Financial Institutions Law and related Central Bank regulations. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in the over-the-counter market; (iii) make and receive loans; (iv) guarantee customers’ debts; (v); conduct transactions in foreign currency; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; and (ix) act as registrars of mortgage bonds. In addition, pursuant to the Argentine Financial Institutions Law and Central Bank Communication A 3086, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ meeting, or (ii) the Central Bank does not authorize the acquisition.
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
Counterpart risk
The capital requirement for counterpart risk is defined as:
Cer = k* [a* Ais + c* (Ci + Fspn) + r* (Vrf + Vrani)] + INC + IP
The required capital to assets-at-risk ratio is 10% (“a”) for fixed assets (Ais) and 8% (“r”) for loans, other claims from financial intermediation and other financings. The same ratio (“c”) is applied to claims on the public sector-securities held in investment accounts (Ci) and loans (Fspn). The “INC” variable refers to incremental minimum capital requirements originated in excesses in other technical ratios (fixed assets, credit risk diversification and rating and limitations on transactions with related clients). The variable IP refers to the incremental originated in the general limit extension of the negative foreign currency net global position.
Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting
Cash and cash equivalents	0-20%
Government Bonds
With market risk capital requirements and BCRA monetary control instruments including those registered as “available of sale” and “investment accounts”	0%
Other domestic bonds (without Central Government collateral)	100%
OECD Central Government bonds—rated AA or higher	20%
Loans
To the non-financial private sector
With preferred collateral under the form of:
Cash, time deposit certificates issued by the creditor institution and given as security	0%
A guarantee by Reciprocal Guarantee Companies authorized by the BCRA, export credit insurance, documentary credits	50%
Mortgages	50%-100%
Pledges	50%-100%
To the non-financial public sector	100%
To the financial sector
Public financial entities with the collection of federal taxes as collateral	50%
To foreign financial institutions or to financial institutions backed by them (rated AA or higher or investment grade)	0%-20%
Other credits from financial intermediation	0%-100%
Assets subject to financial leasing	50%-100%
Other assets	0%-100%
Guarantees and contingent liabilities	0%-100%

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
Interest rate risk
In addition to counterpart and market risk requirements, financial entities must comply with minimum capital requirements regarding interest rate risk. These minimum capital requirements capture the risk arising from the different sensitivity of assets and liabilities affected by adverse or unexpected changes in interest rates (“duration” approach). This effect is immediately evident in the case of secondary markets, as a change in the interest rate leads to a change in the price of such assets, and therefore in the entity’s balance sheet. This regulation covers all the assets and liabilities not subject to the minimum capital requirements covering market risk (including securities held in investment accounts).
Minimum capital requirements measure the value at risk (VaR) or maximum potential loss due to interest risk rate increases, considering a 3 month horizon and with confidence level of 99%.
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
Market risk
Minimum capital requirements for market risks are added to previously measured requirements. Minimum capital requirements are computed as a function of the market risk of financial entities’ portfolios, measured as their value at risk (VaR). The regulation covers only those assets usually traded in open markets and excludes those assets in investment accounts (the latter must meet counterpart and interest rate risk minimum capital requirements).
There are five categories of assets. Domestic assets are divided into equity and public bonds/BCRA’s debt instruments, the latter being classified into two areas according to whether their modified duration is less than or more than 2.5. Foreign equity and foreign bonds make up another two categories, the latter also comprising two areas, defined as for domestic assets. The fifth category is comprised of foreign exchange positions, differentiated according to currency involved.
The overall capital requirement in relation to market risk is the sum of the five amounts of capital necessary to cover the risks arising from each category. Minimum capital requirements measure the market risk by calculating the Value at Risk (VaR) with a confidence level of 99%.
Market risk minimum capital requirements must be met daily. Information must be reported to the Central Bank on a monthly basis. As from May 2003, the U.S. dollar has been included as a foreign currency risk factor for the calculation of the market risk requirement, considering all assets and liabilities in that currency.
Temporary regulations
1. Minimum capital requirements for counterpart risk have been temporarily reduced (via “Alpha1 coefficient”) for non-financial public sector financing granted before May 31, 2003. Minimum capital requirements for interest rate risk have also been temporarily diminished (via “Alpha2 coefficient”). The reduction coefficients to be applied converge to the unit according to an established schedule. These allowances have been introduced in order to reduce the impact on minimum capital requirements of those components that; (i) showed the biggest growth as a consequence of the 2002 crisis and (ii) are not present in international standards.

	Alpha1 (applied	Alpha2 (applied
	to public sector	to interest
Period	financing)	rate risk)
January/December 2004	0.05	0.20
January/December 2005	0.15	0.40
January/December 2006	0.30	0.70
January/December 2007	0.50	1.00
January/December 2008	0.75	1.00
As from January 2009	1.00	1.00

2. The capitalization derived from the difference between the equivalent in Pesos as if the judicial deposits were recorded in their original currency and the book value of those deposits in foreign currency that on January 5, 2002 were affected by Law No. 25,561 and Decree 214/02, will be a deductible item for the computing of the Regulatory Capital, until June 2009.
Consequences of a failure to meet minimum capital requirements
In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 3171 provides the following:
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
The table below shows the percentage rates that should be applied to determine the required minimum cash requirement:

		Rate (%)
	Rate (%)	(Foreign
Item	(Pesos)	Currency)
Checking account deposits	19	—
Savings account deposits	19	20
Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for construction industry workers” and “Salary payment,” special checking accounts for legal entities and social security savings accounts	19	20
Other demand deposits and liabilities, including with foreign banks and correspondents, pension and social security benefits credited by ANSES (Government Social Security Agency) pending collection and immobilized reserve funds for liabilities covered by these regulations	19	20
Unused balances of advances in checking accounts under formal agreements	19	—
Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	100

		Rate (%)
	Rate (%)	(Foreign
Item	(Pesos)	Currency)
Time deposits, liabilities under acceptances, repurchase agreements (Included responsibilities for sale or transfer of credits to agents different from financial institutions) , stock-exchange repos (cautions and stock exchange passive repos), constantterm investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11 and 12 and 13 and 15 of this table:

(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365 days	—	2
(vi) More than 365 days	—	—
Liabilities owed due to foreign finances	—	—
Securities (including Negotiable Obligations)	—	—
a- Debt issued from 01/01/02, including restructured liabilities	—	—
(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365 days	—	2
(vi) More than 365 days	—	—
b- Others	—	—
Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—	—
Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	10
Deposits as assets of a mutual fund	19	20
Special deposits related to inflows of funds. Decree 616/2005	—	100
Deposits and other liabilities (excluding “Fondo de Desempleo para los trabajadores de la Industria de la Construcción”) which return is higher than the 15% of BADLAR rates average, corresponding to the preceding month	100	—
Time deposits in pesos, belonging to public sector holders, with the right to opt for early withdrawal in less than 30 days from its setting up	16	—
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
Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve are subject to a penalty equal to twice private bank’s BADLAR rate for deposits in pesos (published during the last business day of the period) for deficiencies in Argentine currency and to twice private bank’s BADLAR rate for deposits in US dollars or twice the 30 day US LIBO rate for the last business day of the month (whichever is higher) for deficiencies in foreign currency.

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
Foreign currency lending capacity
The Regulations on the allocation of deposits in foreign currencies establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods -including temporary imports of commodities- that increase or are related to the production of goods to be exported; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above; (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity; and (i) interfinancing loans (any interfinancing loans granted with such resources must be identified).

The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant currency
General Exchange Position
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

•	Positive net global position (assets exceeding liabilities): this limit cannot exceed the lesser of:
1.	30% of the Computable Net Worth.

2.	Own liquid resources (refer to RPC minus “fixed assets” and loans to related clients).
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
Differences arising from the fulfillment of court injunctions “amparos” ordering the repayment of deposits in their original foreign currency will not be computed for this ratio up to December 31st, 2008.
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
Commercial loans classification
The principal criterion to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria
In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring In observation	Borrowers that among other criteria are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special monitoring Tracking under negotiation or with refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and therefore, formally state, at least 60 days before the date on which the payment of their obligations is due, their intention to refinance such debts. The borrower must enter into an agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations became overdue. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category below according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as unrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations to the classifying bank.

Classification	Criteria
Irrecoverable according to Central Bank’s rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which SEDESA is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.
Consumer and housing loans classification
The principal criterion applied to loans in the consumer and housing portfolio is the length of its duration. Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90, calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans having payment obligations overdue for more than 180 calendar days and up to one year or if it is subject to judicial proceedings for default on any of those loans.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s rules	Same criteria as for commercial loans in the “Irrecoverable by technical decision” category.
Minimum credit provisions
The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

	With Preferred	Without Preferred
Category	Guarantees	Guarantees
“Normal”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With Problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable by technical decision”	100%	100%
The Superintendence may require additional provisioning if it determines that the current level is inadequate.
Minimum frequency for classification review
We are required to classify loans at least once a year in accordance with the Central Bank Rules. Nevertheless, a quarterly review is required for credits that amount to 5% or more of our RPC and mid-year review for credits that amount to the lower of: (i) Ps.1 million or (ii) range between 1% and 5% of our RPC. In addition, we have to review the rating assigned to a debtor when another financial institution reduces the debtor classification in the “Credit Information Database” and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the “Credit Information Database” and the lower classification awarded by at least two other banks and total lending from such banks account for 40% or more of the total informed; if there is a greater discrepancy the bank will be required to reclassify the debtor.
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

Priority rights of depositors
Under Section 49 of the Financial Institutions Law (the “FIL”), in the event of judicial liquidation or bankruptcy of a bank, depositors have a general and absolute priority right to collect their claims over all other creditors, except claims secured by pledges or mortgages and certain employee liens. Additionally, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the branch that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant to Section 35 of the Argentine Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the bank and which directly affect international commerce.
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
On April 13, 2000, the Argentine Congress passed Law No. 25,246, which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Argentine criminal code, created the so-called Financial Information Unit (“FIU”), establishing an administrative criminal system.
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
In addition, financial institutions are required to report to the FIU any transaction that looks suspicious or unusual, or lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly.
Law 26268 on “Terrorist Criminal Associations and Financing of Terrorism” promulgated on July 4, 2007, amended Law 25246 on “Concealment and Laundering of Proceeds of Crime”, and established the duties and powers of the FIU as well as severe penalties for anyone participating in any such criminal activities.
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
We comply with all applicable money laundering regulations as provided for by the Central Bank and the FIU; in particular with Resolution N ° 2/2002 of the Financial Information Unit, dated October 25, 2002, as amended and supplemented by Resolution N° 228/07 dated December 5, 2007, which regulates Section 21 paragraphs a) and b) of Law 25,246 that provides for the gathering of information regarding suspicious operations and its report to the authorities.
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
C. Organizational Structure
Subsidiaries
We have six subsidiaries (i) Macro Bank Limited (previously Sud Bank & Trust), our subsidiary in the Bahamas through which we provide primarily private banking services; (ii) Macro Securities S.A. Sociedad de Bolsa, which is a member of the Buenos Aires Stock Exchange, and through which we provide investment research, securities trading and custodial services to our customers; (iii) Sud Inversiones & Análisis S.A., our subsidiary that acts as trustee and provides financial advisory and analysis services; (iv) Macro Fondos S.G.F.C.I.S.A. our asset management subsidiary; (v) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán and (vi) Nuevo Banco Bisel, our acquired retail and commercial banking subsidiary in the central provinces of Argentina
On March 19, 2008, the Bank sold its interest in Macro Valores S.A. and on March 31, 2008, the ordinary and extraordinary general shareholder’s meeting of Red Innova Administradora de Fondos de Inversión S.A. resolved its dissolution and liquidation from such date.

Banco Macro S.A.’s
direct and indirect equity interest
Percentage of
Subsidiary	Capital Stock and possible votes

Nuevo Banco Bisel S.A. (1)	99.997%

Banco del Tucumán S.A. (1)	89.932%

Macro Bank Limited (former Sud Bank & Trust Company Limited) (2)	99.999%

Macro Securities S.A. Sociedad de Bolsa (1)	99.921%

Sud Inversiones & Análisis S.A. (1)	98.605%

Macro Fondos S.G.F.C.I. S.A. (1)	99.936%

(1)	Country of residence: Argentina

(2)	Country of residence: Bahamas
D. Property, plants and equipment
Property
We own 23,226 square meters of office space at Sarmiento 341-355, 401-447 and 731-735, in Buenos Aires, Argentina, the headquarters for our management, accounting, administrative and investor relations personnel. As of December 31, 2008 our branch network consisted of 416 branches in Argentina, of which 171 are leased properties.
Selected Statistical Information
The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as item 5- “Operating and Financial Review and Prospects". This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 35 to the Consolidated Financial Statements for the three years ended on December 31, 2008 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities
The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2006, 2007 and 2008.

	Years Ended December 31,
	2006 (1)			2007 (1)			2008
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

ASSETS
Interest-earning assets
Government securities (2)
Pesos	2,428,667	284,121	11.70%	3,923,881	421,477	10.74%	4,346,565	540,302	12.43%
Dollars	230,924	(9,971)	(4.32%)	181,080	15,598	8.61%	215,732	(5,785)	(2.68%)

Total	2,659,591	274,150	10.31%	4,104,961	437,075	10.65%	4,562,297	534,517	11.72%

Loans
Private and financial Sector
Pesos	3,798,073	576,243	15.17%	6,162,786	1,041,645	16.90%	8,552,950	1,786,608	20.89%
Dollars	715,551	39,204	5.48%	1,228,829	78,815	6.41%	1,821,403	143,916	7.90%

Total	4,513,624	615,447	13.64%	7,391,615	1,120,460	15.16%	10,374,353	1,930,524	18.61%

Public Sector
Pesos	694,938	93,427	13.44%	767,970	51,575	6.72%	755,364	38,058	5.04%

Total	694,938	93,427	13.44%	767,970	51,575	6.72%	755,364	38,058	5.04%

Deposits with the Central Bank
Pesos	733,687	2,825	0.39%	1,377,853	10,908	0.79%	1,677,710	9,386	0.56%
Dollars	441,288	7,561	1.71%	568,821	7,474	1.31%	598,344	4,998	0.84%

Total	1,174,975	10,386	0.88%	1,946,674	18,382	0.94%	2,276,054	14,384	0.63%

Other assets
Pesos	1,055,424	95,937	9.09%	1,289,250	138,041	10.71%	1,078,256	174,081	16.14%
Dollars	478,870	20,592	4.30%	417,109	23,663	5.67%	539,237	46,871	8.69%

Total	1,534,294	116,529	7.59%	1,706,359	161,704	9.48%	1,617,493	220,952	13.66%

Total interest-earning assets
Pesos	8,710,789	1,052,553	12.08%	13,521,740	1,663,646	12.30%	16,410,845	2,548,435	15.53%
Dollars	1,866,633	57,386	3.07%	2,395,839	125,550	5.24%	3,174,716	190,000	5.98%

Total	10,577,422	1,109,939	10.49%	15,917,579	1,789,196	11.24%	19,585,561	2,738,435	13.98%

Non interest-earning assets
Cash and due from banks
Pesos	325,154	—		404,796	—		539,344	—
Dollars	353,051	—		455,163	—		286,879	—
Euros	8,955	—		14,590	—		8,589	—
Other	1,481			2,002	—		1,405	—

Total	688,641	—		876,551			836,217

Investments in other companies
Pesos	9,176	—		9,215	—		11,636	—
Dollars	1,025	—		1,552	—		1,275	—

Total	10,201	—		10,767	—		12,911	—

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	578,243	—		771,073	—		801,674	—

Total	578,243	—		771,073	—		801,674	—

	Years Ended December 31,
	2006 (1)			2007 (1)			2008
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

Allowance for loan losses
Pesos	(287,893)	—		(174,992)	—		(203,344)	—
Dollars	(44,945)	—		(27,271)	—		(39,776)	—

Total	(332,838)	—		(202,263)	—		(243,120)	—

Other assets
Pesos	166,439	—		271,428			578,682	—
Dollars	103,471	—		41,280			288,686	—
Euros	43	—		40			66	—

Total	269,953	—		312,748			867,434	—

Total non interest-earning assets
Pesos	791,119	—		1,281,520	—		1,727,992	—
Dollars	412,602	—		470,724	—		537,064	—
Euros	8,998	—		14,630	—		8,655	—
Other	1,481			2,002	—		1,405	—

Total	1,214,200	—		1,768,876	—		2,275,116	—

TOTAL ASSETS
Pesos	9,501,908	—		14,803,260			18,138,837	—
Dollars	2,279,235	—		2,866,563	—		3,711,780	—
Euros	8,998	—		14,630	—		8,655	—
Other	1,481			2,002	—		1,405	—

Total	11,791,622	—		17,686,455			21,860,677	—

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	1,474,473	15,410	1.05%	2,486,927	27,313	1.10%	2,822,961	29,508	1.05%
Dollars	216,176	1,013	0.47%	378,907	3,070	0.81%	451,892	2,734	0.61%

Total	1,690,649	16,423	0.97%	2,865,834	30,383	1.06%	3,274,853	32,242	0.98%

Certificates of deposits
Pesos	3,056,186	252,927	8.28%	4,589,993	421,823	9.19%	6,556,086	873,787	13.33%
Dollars	1,190,185	31,167	2.62%	1,437,841	47,923	3.33%	1,717,511	63,970	3.72%

Total	4,246,371	284,094	6.69%	6,027,834	469,746	7.79%	8,273,597	937,757	11.33%

Borrowing from the Central Bank
Pesos	305,108	12,423	4.07%	370,182	37,344	10.09%	330,532	33,713	10.20%

Total	305,108	12,423	4.07%	370,182	37,344	10.09%	330,532	33,713	10.20%

Borrowings from other financial institutions
Pesos	99,907	8,310	8.32%	223,845	20,394	9.11%	121,897	11,847	9.72%
Dollars	148,962	19,963	13.40%	202,259	13,967	6.91%	287,667	19,539	6.79%

Total	248,869	28,273	11.36%	426,104	34,361	8.06%	409,564	31,386	7.66%

Corporate Bonds
Pesos	6,338	1,015	16.01%	178,101	19,082	10.71%	309,263	34,055	11.01%
Dollars	38,863	1,612	4.15%	918,054	86,444	9.42%	915,000	83,911	9.17%

Total	45,201	2,627	5.81%	1,096,155	105,526	9.63%	1,224,263	117,966	9.64%

Other liabilities
Pesos	338,408	13,769	4.07%	412,865	21,096	5.11%	450,926	29,528	6.55%
Dollars	312,636	648	0.21%	217,335	2,470	1.14%	31,530	3,183	10.10%

Total	651,044	14,417	2.21%	630,200	23,566	3.74%	482,456	32,711	6.78%

Total Interest-bearing liabilities
Pesos	5,280,420	303,854	5.75%	8,261,913	547,052	6.62%	10,591,665	1,012,438	9.56%
Dollars	1,906,822	54,403	2.85%	3,154,396	153,874	4.88%	3,403,600	173,337	5.09%

Total	7,187,242	358,257	4.98%	11,416,309	700,926	6.14%	13,995,265	1,185,775	8.47%

	Years Ended December 31,
	2006 (1)			2007 (1)			2008
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

Non-interest bearing liabilities and Stockholders’ equity Demand deposits
Pesos	2,014,468	—	—	3,069,049	—	—	3,665,895	—
Dollars	3,502	—	—	6,680	—	—	8,059	—

Total	2,017,970	—	—	3,075,729	—	—	3,673,954	—

Other liabilities
Pesos	493,194	—	—	511,872	—	—	906,423	—
Dollars	140,127	—	—	185,904	—	—	490,452	—
Euros	2,623	—		6,045			6,916	—
Other	124			130			75	—

Total	636,068	—		703,951			1,403,866	—

Minority Interest
Pesos	35,097	—		34,112	—		14,333	—

Total	35,097	—		34,112	—		14,333	—

Stockholders equity
Pesos	1,915,245	—		2,456,353	—		2,773,259	—

Total	1,915,245	—		2,456,353	—		2,773,259	—

Total non-interest bearing liabilities and stockholders equity
Pesos	4,458,004	—		6,071,386			7,359,910
Dollars	143,629	—		192,584			498,511
Euros	2,623	—		6,045			6,916
Other	124			130			75

Total	4,604,380	—		6,270,145			7,865,412

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	9,738,424	—		14,333,299	—		17,951,575	—
Dollars	2,050,451	—		3,346,980	—		3,902,111	—
Euros	2,623	—		6,045	—		6,916	—
Other	124	—		131	—		74	—

Total	11,791,622	—		17,686,455	—		21,860,677	—

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2008.

(2)	Includes instruments issued by the Central Bank.
Changes in interest income and interest expense; volume and rate analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005; for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006; and for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007.

	December 2006/December 2005			December 2007/December 2006			December 2008/December 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Changes in			Changes in			Changes in
			Net			Net			Net
	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
	(in thousand of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	(14,677)	94,260	79,583	160,606	(23,250)	137,356	52,542	66,283	118,825
Dollars	(3,784)	5,016	1,232	(4,293)	29,862	25,569	(929)	(20,454)	(21,383)

Total	(18,461)	99,276	80,815	156,313	6,612	162,925	51,613	45,829	97,442

	December 2006/December 2005			December 2007/December 2006			December 2008/December 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Changes in			Changes in			Changes in
			Net			Net			Net
	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
	(in thousand of pesos)
Loans Private and financial sector
Pesos	274,311	16,493	290,804	399,688	65,714	465,402	499,276	245,687	744,963
Dollars	13,560	3,755	17,315	32,921	6,690	39,611	46,822	18,279	65,101

Total	287,871	20,248	308,119	432,609	72,404	505,013	546,098	263,966	810,064

Public sector
Pesos	(2,591)	(6,199)	(8,790)	4,905	(46,757)	(41,852)	(635)	(12,882)	(13,517)
Dollars	—	—	—

Total	(2,591)	(6,199)	(8,790)	4,905	(46,757)	(41,852)	(635)	(12,882)	(13,517)

Deposits with the Central Bank
Pesos	847	(1,340)	(493)	5,100	2,983	8,083	1,678	(3,200)	(1,522)
Dollars	2,412	626	3,038	1,676	(1,763)	(87)	247	(2,723)	(2,476)

Total	3,259	(714)	2,545	6,776	1,220	7,996	1,925	(5,923)	(3,998)

Other assets
Pesos	7,288	7,925	15,213	25,036	17,068	42,104	(34,064)	70,104	36,040
Dollars	(9,763)	16,760	6,997	(3,504)	6,575	3,071	10,615	12,593	23,208

Total	(2,475)	24,685	22,210	21,532	23,643	45,175	(23,449)	82,697	59,248

Total interest-earning assets
Pesos	265,178	111,139	376,317	595,335	15,758	611,093	518,797	365,992	884,789
Dollars	2,425	26,157	28,582	26,800	41,364	68,164	56,755	7,695	64,450

Total	267,603	137,296	404,899	622,135	57,122	679,257	575,552	373,687	949,239

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,364	618	2,982	3,681	(50)	3,631	3,513	(1,318)	2,195
Dollars	110	47	157	176	206	382	442	(778)	(336)

Total	2,474	665	3,139	3,857	156	4,013	3,955	(2,096)	1,859

Certificates of deposits
Pesos	33,427	20,583	54,010	140,958	27,938	168,896	262,038	189,926	451,964
Dollars	9,478	7,004	16,482	8,254	8,502	16,756	10,417	5,630	16,047

Total	42,905	27,587	70,492	149,212	36,440	185,652	272,455	195,556	468,011

Borrowings from the Central Bank
Pesos	(7,587)	3,422	(4,165)	6,565	18,356	24,921	(4,044)	413	(3,631)
Dollars	—	(294)	(294)	—	—	—	—	—	—

Total	(7,587)	3,128	(4,459)	6,565	18,356	24,921	(4,044)	413	(3,631)

Borrowings from other financial institutions
Pesos	3,855	(1,376)	2,479	11,292	792	12,084	(9,908)	1,361	(8,547)
Dollars	(5,405)	13,810	8,405	3,680	(9,676)	(5,996)	5,801	(229)	5,572

Total	(1,550)	12,434	10,884	14,972	(8,884)	6,088	(4,107)	1,132	(2,975)

	December 2006/December 2005			December 2007/December 2006			December 2008/December 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Changes in			Changes in			Changes in
			Net			Net			Net
	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
	(in thousand of pesos)
Corporate Bonds
Pesos	(1,535)	588	(947)	18,403	(336)	18,067	14,443	530	14,973
Dollars	1,612	—	1,612	82,785	2,047	84,832	(280)	(2,253)	(2,533)

Total	77	588	665	101,188	1,711	102,899	14,163	(1,723)	12,440

Other liabilities
Pesos	9,373	8,032	17,405	15,331	268	15,599	2,492	5,940	8,432
Dollars	74	(7,409)	(7,335)	269	3,228	3,497	(18,757)	19,470	713

Total	9,447	623	10,070	15,600	3,496	19,096	(16,265)	25,410	9,145

Total interest-bearing liabilities
Pesos	39,898	31,866	71,764	196,230	46,968	243,198	268,534	196,852	465,386
Dollars	5,869	13,158	19,027	95,164	4,307	99,471	(2,377)	21,840	19,463

Total	45,767	45,024	90,791	291,394	51,275	342,669	266,157	218,692	484,849

Interest-earning assets: net interest margin and spread
The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2006	2007	2008
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	8,710,789	13,521,740	16,410,845
Dollars	1,866,633	2,395,839	3,174,716

Total	10,577,422	15,917,579	19,585,561

Net interest income (1)
Pesos	748,699	1,116,594	1,535,997
Dollars	2,983	(28,324)	16,663

Total	751,682	1,088,270	1,552,660

Net interest margin (2)
Pesos	8.60%	8.26%	9.36%
Dollars	0.16%	(1.18)%	0.52%
Weighted average rate	7.11%	6.84%	7.93%
Yield spread nominal basis (3)
Pesos	6.33%	5.68%	5.97%
Dollars	0.22%	0.42%	0.90%
Weighted average rate	5.51%	5.12%	5.51%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.

(2)	Net interest income stated as a percentage of average interest-earning assets.

(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.
Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2008, 2007 and 2006. Securities are stated before deduction of allowances.

	As of December 31,
	2006 (1)	2007 (1)	2008
	(in thousands of pesos)
Government Securities
In Pesos:
Holdings in Investment Accounts
Consolidation bonds of social security payable — Third series at 2% and Fourth series	—	—	83,847
Secured bonds Decree 1,579/02	—	—	23,769
Discount bonds — Maturity 2033	—	—	22,201
Consolidation bonds — Sixth series	—	—	4,122
Federal Government bonds — Maturity 2014	—	—	3,582
Subtotal Holdings in Investment Accounts	—	—	137,521

	As of December 31,
	2006 (1)	2007 (1)	2008
	(in thousands of pesos)
Holdings for Trading or Intermediation
Consolidation bonds of social security payable	4,151	70,670	3,604
Secured Bonds Decree 1,579/02	36,414	38,299	652
Discount Bonds — Maturity 2033	4,143	18,746	209,277
Federal Government Bonds — Maturity 2007, 2008, 2013 and 2014	104,502	13,840	—
Consolidation Bonds	1,971	10,236	8,479
Province of Tucumán Bonds — maturity 2018	1,905	2,828	—
Par Bonds, maturity: 2038	439	1,590	181
GDP-Related Securities — Maturity 2035	2,337	1,109	96
Quasi-Par Securities — Maturity 2045	2,920	—	—
Other	298	197	82

Subtotal Holdings for Trading or Intermediation	159,080	157,515	222,371

Unlisted Government Securities
Argentine Government bonds — Maturity 2013	—	—	51,864
Federal Government Bonds — Maturity 2013	13,254	11,987	10,385
Province of Tucuman bonds — Maturity 2018	—	—	2,290
Other	18	52	—

Subtotal Unlisted Government Securities	13,272	12,039	64,539

Instruments Issued by Central Bank
Listed Central Bank bills and notes (Lebacs/Nobacs)	2,787,019	3,478,246	772,496
Unlisted Central Bank bills and notes (Lebacs/Nobacs)	—	—	3,066,415

Subtotal Instruments Issued by Central Bank	2,787,019	3,478,246	3,838,911

Total Government Securities in pesos	2,959,371	3,647,800	4,263,342

In Foreign Currency:
Holdings in Investment Accounts
Federal Government bonds — Maturity 2012 and 2013	—	—	236,110
Federal Government bonds at 7% — Maturity 2015	—	—	49,590
Federal Government bonds at 7% — Maturity 2017	—	—	23,252
Par bonds — Maturity 2038, (governed by Arg. Legislation)	—	—	1,450
Par bonds-Maturity 2038, (governed by New York legislation)	—	—	382

Subtotal Holdings in Investment Accounts	—	—	310,784

Holding for Trading or Intermediation
Treasury Bills — Maturity 2007 and 2008	31,276	—	—
Federal Government Bonds — Maturity 2012 and 2013	111,263	145,269	98,719
Argentine Government Bonds at 7% — Maturity 2017	—	45,954	1,633
Province of Mendoza — Maturity 2018	—	7,533	—
Argentine Government Bonds at 7% — Maturity 2015	—	—	9,627
Argentine Government Bonds at 7% — Maturity 2011	2,128	1,462	1,565
Par Bonds, Maturity: 2038	280	368	255
Discount bonds-Governed by NY State legislation	—	—	9,975
Discount bonds-Governed by Argentine Legislation	—	—	161
Other	38	298	161

Subtotal Holding for Trading or Intermediation	144,985	200,884	122,096

Unlisted Government Securities
Province of Tucuman Bonds -Maturity 2015	169	8,112	5,419

Subtotal Unlisted Government Securities	169	8,112	5,419

Total Government Securities in foreign currency	145,154	208,996	438,299

Total Government Securities	3,104,525	3,856,796	4,701,641

Investments in Listed Private Securities
In Pesos:
Mutual Funds	11,437	11,617	5,544
Shares	1,445	2,971	378
Debt Securities in Financial Trusts	1,035	—	—
Other	—	—	1
In Foreign Currency:
Mutual Funds	17,925	19,690	8,133
Commercial Paper	—	30,402	—
Corporate Bonds	80,482	23,595	63,629
Shares	6,135	5,681	—
Total listed and private Securities	118,459	93,956	77,685

Total Government and Private Securities	3,222,984	3,950,752	4,779,326

	As of December 31,
	2006 (1)	2007 (1)	2008
	(in thousands of pesos)
Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (2)	413,612	438,331	304,660
Debt Securities in Financial Trusts	90,133	77,030	185,381
Corporate Bonds (3) (4)	534	190	22,390

In Foreign Currency:
Certificates of Participation in Financial Trusts (2)	38,100	33,611	33,149
Corporate Bonds (3) (4)	12,127	44,067	60,104
Debt Securities in financial Trust			41,766

Total Investments in Unlisted Private Securities	554,506	593,229	647,450

Total	3,777,490	4,543,981	5,426,776

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2008.

(2)	The bank booked allowances for impairment in value amounting to 223,893, 203,797 and 169,097 as of December 31, 2008, 2007 and 2006 respectively.

(3)	The bank booked allowances for impairment in value amounting to 319 as of December 31, 2008.

(4)	Includes Repurchased Corporate Bonds by Ps. 9,051 and US$ 20,054.
Remaining maturity of government and private securities
The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2008 in accordance with issuance terms (before allowances). We assume that those securities in default will expire after the coming ten years.

	Maturing
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
In Pesos:
Holding in Investment accounts
Consolidation Bonds of Social Security payables Third series at 2 % and Fourth series	71,481	11,785	581	—	—	83,847
Secured Bonds Decree 1,579/02	1,398	8,273	14,098	—	—	23,769
Discount Bonds — Maturity 2033	—	—	—	22,201	—	22,201
Consolidation bonds — Sixth series	—	—	1,950	2,172	—	4,122
Federal Government bonds — Maturity 2014	—	2,686	896	—	—	3,582
Holding for Trading or Intermediation						,
Consolidation bonds of social security payables	2,337	1,164	103	—	—	3,604
Secured bonds Decree 1,579/02	38	227	387	—	—	652
Discount bonds — Maturity 2033	—	—	—	209,277	—	209,277
Consolidation bonds	3,800	4,232	441	6	—	8,479
Par bonds — Maturity 2038	—	—	—	181	—	181
GDP-Related securities — maturity 2035	—	—	—	96	—	96
Other	55	—	—	—	27	82
Unlisted Government Securities
Federal Government Bonds (maturity 2013)	3,462	6,923	—	—	—	10,385
Argentine Government bonds at private Badlar +3.5 — Maturity 2013	—	51,864	—	—	—	51,864
Province of Tucuman bonds — Maturity 2018	103	809	1,378	—	—	2,290
Other	—	—	—	—	—	—
Instruments Issued by the Central Bank (1)
Listed Central Bank Internal Notes	673,268	99,228	—	—	—	772,496
Listed Central Bank Internal Bills	—	—	—	—	—	—
Unlisted Central Bank Notes	2,425,592	214,860	—	—	—	2,640,452
Unlisted Central Bank Internal Bills	425,963	—	—	—	—	425,963
Total Government securities in pesos	3,607,497	402,051	19,834	233,933	27	4,263,342

In Foreign Currency:
Holding en Investment Accounts
Federal Government bonds at Libor — Maturity 2012	58,998	177,112	—	—	—	236,110
Federal Government bonds at 7% — Maturity 2015	—	—	49,590	—	—	49,590
Federal Government bonds at 7% — Maturity 2017	—	—	23,252	—	—	23,252
Par bonds — Maturity 2038 (governed by Arg. Legislation)	—	—	—	1,450	—	1,450
Par bonds — Maturity 2038 (governed by New York legislation)	—	—	—	382	—	382

	Maturing
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
Holding for Trading or Intermediation
Federal Government Bonds (maturity 2012 and 2013)	24,565	74,154	—	—	—	98,719
Argentine Government Bonds at 7% (maturity 2017)	—	—	1,633	—	—	1,633
Argentine Government bonds at 7% — Maturity 2011	—	1,565	—	—	—	1,565
Par Bonds — maturity 2038	—	—	—	255	—	255
Discount bonds — Governed by NY State Legislation	—	—	—	9,975	—	9,975
Discount bonds — Governed by Argentine Legislation	—	—	—	161	—	161
Argentine government bonds at 7% — Maturity 2015	—	—	9,627	—	—	9,627
Other	7	—	—	154	—	161

Unlisted Government Securities
Province of Tucumán Bonds — Maturity 2015	775	3,096	1,548	—	—	5,419

Total Government securities in foreign currency	84,345	255,927	85,650	12,377	—	438,299

Total Government securities	3,691,842	657,978	105,484	246,310	27	4,701,641

Private Securities

Investments in listed private securities
In Pesos:
Mutual Funds	5,544	—	—	—	—	5,544
Shares	378	—	—	—	—	378
Other	1	—	—	—	—	1
In foreign currency:
Commercial Paper	—	—	—	—	—	—
Corporate bonds	37,927	25,702	—	—	—	63,629
Mutual Funds	8,133	—	—	—	—	8,133
Shares	—	—	—	—	—	—

Investments in unlisted private securities
In Pesos:
Certificates of Participation in Financial Trusts (2)	1,963	6,018	—	61,996	234,683	304,660
Debt Securities in Financial Trusts	167,246	18,135	—	—	—	185,381
Corporate Bonds (3) (4)	22,200	190		—	—	22,390
In foreign currency:
Certificates of Participation in Financial Trusts	—	33,149	—	—	—	33,149
Debt Securities in Financial Trust (2)	—	41,766	—	—	—	41,766
Corporate Bonds (3) (4)	35,153	23,487	1,464	—	—	60,104

Total Private securities	278,545	148,447	1,464	61,996	234,683	725,135

(1)
As of December 31, 2008, “Instruments Issued by B.C.R.A.” includes Ps. 420,303 to fall due in 30 days, Ps. 655,353 to fall due in 60 days, Ps. 1,653,296 to fall due from 60 to 180 days, Ps. 795,871 to fall due from 181 to 365 days and Ps.314,088 more than 365 days.

(2)	The bank booked allowances for impairment in value amounting to 223,893 as of December 31, 2008

(3)	The bank booked allowances for impairment in value amounting to 319 as of December 31, 2008.

(4)	Includes Repurchased Corporate Bonds by Ps. 9,051 and US$ 20,054.
Loan portfolio
The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006 (1)	2007	2008
	(in thousands of pesos)
To the non-financial government sector	774,273	732,481	744,507
To the financial sector (2)	436,930	161,702	80,423
To the non-financial private sector and foreign residents
Overdrafts (3)	1,029,679	1,375,075	1,556,433
Documents (4)	618,739	1,213,669	1,348,585
Mortgages loans	426,138	619,781	738,592
Pledged loans (5)	300,949	347,989	339,895
Consumer loans (6)	1,928,977	3,929,579	4,675,543
Other loans	1,131,315	1,718,978	2,071,927
Less: Unearned discount	(12,919)	(23,248)	(32,596)
Less: Unposted payment	(139)	(69)	(29)
Plus: Interest, adjustments, and listed price differences accrued funding collection	101,744	153,902	195,026
Less: Allowances	(208,581)	(220,422)	(438,348)

Total Loans	6,527,105	10,009,417	11,279,958

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2008.

(2)	Includes loans to financial institutions.

(3)	Overdrafts include overdraft lines of credit resulting from checking accounts.

(4)
Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the financial sector. The difference between the face value of the bill and the amount effectively disbursed will be credited to “Loans In Argentine pesos-Argentine residents-Financial Sector-Principals-(Unearned discount).”

(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligator is part of the non-financial private sector.

(6)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.
Maturity composition of the loan portfolio
The following table analyzes our loan portfolio as of December 31, 2008 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
			After
			1 Year but
	Amount as of	Within	Within	After
	December 31, 2008	1 Year	5 Years	5 Years
	(in thousands of pesos, except percentages)
To the non-financial government sector	744,507	222,043	285,028	237,436
To the financial sector (1)	80,423	79,681	742	—
To the non-financial private sector and foreign residents
Overdrafts (2)	1,595,835	1,592,323	3,512	—
Documents (3)	1,358,264	1,294,208	61,159	2,897
Mortgages loans	760,052	163,863	376,765	219,424
Pledged loans (4)	354,612	170,161	184,387	64
Consumer loans (5)	4,718,327	2,064,974	2,604,165	49,188
Other loans	2,106,286	1,597,753	467,217	41,316

Total loans	11,718,306	7,185,006	3,982,975	550,325

Percentage of total loan portfolio	100%	61%	34%	5%

(1)	Includes loans to financial institutions.

(2)	Overdrafts include overdrafts lines of credit resulting from checking accounts.

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

(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector.

(5)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”
Loans—portfolio classification
The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
	2006	%	2007	%	2008	%

Loan Portfolio

Categories
1 — In normal situation/ performing	6,550,389	97.25%	9,927,876	97.05%	11,292,177	96.36%
2 — Subject to special monitoring — in observation — in negotiation or subject to refinancing agreements/ low risk	50,077	0.74%	143,128	1.40%	117,023	1.00%
3 — Troubled/Medium risk	45,603	0.68%	52,059	0.51%	86,288	0.74%
4 — With high risk of insolvency/ High risk	34,503	0.51%	62,856	0.61%	172,949	1.48%
5 — Irrecoverable	51,086	0.76%	36,526	0.36%	48,434	0.41%
6 — Irrecoverable according to Central Bank’s rules	4,028	0.06%	7,394	0.07%	1,435	0.01%

Total loans	6,735,686	100%	10,229,839	100%	11,718,306	100%

Analysis of the allowance for loan losses
The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	56,279	225,340	247,532	208,581	220,422
Provisions for loan losses	201,253 (3)	142,045 (4)	102,538 (5)	93,498	314,532
Write offs and reversals	(32,192)	(119,853)	(141,489)	(81,657)	(96,606)
Overdrafts	(4,374)	(4,777)	(31,584)	(13,889)	(9,314)
Personal loans	(3,181)	(1,657)	(4,411)	(10,929)	(47,527)
Credit Cards	(865)	(993)	(2,184)	(5,751)	(12,134)
Mortgage loans	(1,252)	(41,518)	(25,825)	(8,071)	(5,087)
Pledge loans	(7,185)	(26,758)	(4,323)	(674)	(2,686)
Documents	(8,696)	(25,469)	(39,974)	(6,931)	(5,296)
Other	(6,639)	(18,681)	(33,188)	(35,412)	(14,562)
Balance at the end of year	225,340	247,532	208,581	220,422	438,348

Charge-off/average loans (1)	2.22%	2.22%	1.15%	1.16%	2.67%
Net charge-off/average loans (2)	1.29%	(0.78)%	(1.14)%	(0.47)%	1.82%

(1)	Defined as charge-offs plus direct charge-offs divided by average loans.

(2)	Defined as charge-offs plus direct charge-offs minus bad debts recovered and reversals divided by average loans.

(3)	Includes Ps. 143,457 thousand of Nuevo Banco Suquía.

(4)	Includes Ps. 74,775 thousand for the incorporation of Banco Empresario de Tucumán.

(5)	Includes Ps. 13,993 thousand and Ps. 28,443 thousand for the incorporations of Banco del Tucumán and Nuevo Banco Bisel, respectively.
Allocation of the allowances for loan losses
The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
	2006		2007		2008
	(in thousands of pesos, except percentages)
Overdrafts	24,987	11.98%	25,510	11.57%	64,107	14.62%
Documents	20,326	9.75%	23,215	10.53%	42,003	9.58%
Mortgage loans	22,640	10.86%	20,210	9.17%	26,378	6.02%
Pledged loans	8,433	4.04%	8,608	3.91%	9,512	2.17%
Personal loans	40,364	19.35%	70,375	31.93%	174,398	39.79%
Credit cards	12,752	6.11%	17,658	8.01%	34,281	7.82%
Other	79,079	37.91%	54,846	24.88%	87,669	20.00%

TOTAL	208,581	100%	220,422	100%	438,348	100%

Loans by Economic Activities
The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2006, 2007 and 2008.

	2006		2007		2008
	Loan	% of Loan	Loan	% of Loan	Loan	% of Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
	(in thousands of pesos, except percentages)
Retail Loans	1,719,736	25.53%	3,410,359	33.34%	4,023,725	34.34%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	650,405	9.66%	1,050,102	10.27%	1,538,027	13.12%
Governmental services	844,814	12.54%	861,852	8.42%	886,749	7.57%
Other services	474,325	7.04%	970,585	9.49%	852,658	7.28%
Retail and consumer products	550,359	8.17%	703,063	6.87%	831,741	7.10%
Chemicals	300,429	4.46%	340,450	3.33%	608,157	5.19%
Construction	320,484	4.76%	411,725	4.02%	563,526	4.81%
Foodstuff and beverages	537,905	7.99%	700,917	6.85%	521,849	4.45%

	2006		2007		2008
	Loan	% of Loan	Loan	% of Loan	Loan	% of Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
	(in thousands of pesos, except percentages)
Financial Services	593,423	8.81%	408,002	3.99%	289,450	2.47%
Manufacturing and wholesales	147,127	2.18%	166,169	1.62%	283,555	2.42%
Real estate, business and leases	39,087	0.58%	59,512	0.58%	267,604	2.28%
Transportation, storage and communications	195,094	2.90%	181,646	1.78%	263,999	2.25%
Electricity, oil, water	31,061	0.46%	74,256	0.73%	170,950	1.46%
Hotels and restaurants	43,196	0.64%	39,365	0.38%	32,325	0.28%
Other	288,241	4.28%	851,836	8.33%	583,991	4.98%

Total	6,735,686	100.00%	10,229,839	100.00%	11,718,306	100.00%

Composition of deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2006, 2007, and 2008.

	Year ended December 31,
	2006	2007	2008
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	2,014,003	3,067,834	3,665,382
Dollars	3,266	6,180	8,044

Total	2,017,269	3,074,014	3,673,426

Saving Accounts
Average
Pesos	1,474,473	2,486,927	2,822,961
Dollars	184,617	297,472	361,324

Total	1,659,090	2,784,399	3,184,285

Certificates of Deposits
Average
Pesos	3,056,186	4,589,993	6,556,086
Dollars	909,362	1,211,832	1,490,885

Total	3,965,548	5,801,825	8,046,971

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	465	1,215	513
Dollars	236	500	15

Total	701	1,715	528

Saving Accounts
Average
Pesos	—	—	—
Dollars	31,559	81,435	90,568

Total	31,559	81,435	90,568

Certificates of Deposits
Average
Dollars	280,823	226,009	226,626

Total	280,823	226,009	226,626

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2008
The following table sets forth information regarding the maturity of our deposits at December 31, 2008.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Checking accounts	3,566,625	3,566,625	—	—	—
Savings accounts	2,881,686	2,881,686	—	—	—
Time deposits	8,745,500	7,216,637	615,522	910,906	2,435
Investment accounts	262,523	121,685	28,512	105,248	7,078
Other	372,023	368,771	1,065	2,187	—

Total	15,828,357	14,155,404	645,099	1,018,341	9,513

Maturity of deposits at December 31, 2008 of outstanding time deposits and investment accounts
The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2008.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Domestic bank offices	6,134,706	4,561,513	559,671	1,004,853	8,669
Foreign bank offices	201,134	193,348	6,353	1,433	0

Total	6,335,840	4,754,861	566,024	1,006,286	8,669

Short-term borrowings
Our short-term borrowings totaled approximately thousands of Ps. 420,959, Ps. 647,169 and Ps. 734,963 for the years ended December 31, 2006, 2007 and 2008, respectively. The table below shows those amounts at the end of each year.

	Year Ended December 31,
	2006		2007		2008
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages)
Central Bank of the Argentine Republic:
Total amount outstanding at the end of the reported period	69,062	1.95%	72,526	1.97%	78,939	1.95%
Average during year	51,248	1.95%	70,068	1.97%	76,023	1.96%
Maximum month-end balance	69,062		72,526		78,939
Banks and international organizations:
Total amount outstanding at the end of the reported period	28,930	5.97%	7,279	5.58%	59,737	4.92%
Average during year (2)	55,445	6.08%	125,827	6.96%	55,054	4.38%
Maximum month-end balance	158,699		166,178		86,762
Corporate Bonds
Total amount outstanding at the end of the reported period	—	—	18,947	8.76%	16,518	9.46%
Average during year (2)	—	—	15,343	8.97%	16,612	9.45%
Maximum month-end balance	—		18,947		17,063
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	27,721	6.40%	119,038	6.75%	31,846	10.33%
Average during year (2)	10,627	4.35%	68,801	6.56%	96,294	5.47%
Maximum month-end balance	27,721		119,038		166,146

	Year Ended December 31,
	2006		2007		2008
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages)
Other (1)
Total amount outstanding at the end of the reported period	250,096	—	412,975	0.03%	545,183	0.02%
Average during year (2)	209,294	—	341,471	0.01%	524,019	0.02%
Maximum month-end balance	250,096		412,161		599,063
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	45,150	7.61%	16,404	8.03%	2,740	4.00%
Average during year (2)	29,835	7.73%	29,651	8.25%	21,056	7.02%
Maximum month-end balance	54,588		59,288		36,987

Total Short Term	420,959		647,169		734,963

(1)	Includes liability to the Central Bank to acquire Boden 2012.

(2)	Average balances are calculated from month-end balances.
Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2006	2007	2008
	(in thousands of pesos, except percentages)
Net income	424,340	495,200	660,050
Average total assets	11,791,622	17,686,455	21,860,677
Average shareholders’ equity	1,915,245	2,456,353	2,773,259
Shareholders’ equity at the end of the fiscal year	2,315,097	2,707,706	2,816,597
Net income as a percentage of:
Average total assets	3.60%	2.80%	3.02%
Average shareholders’ equity	22.16%	20.16%	23.80%
Declared cash dividends	68,395	102,591	170,995
Dividend payout ratio (1)	16.12%	20,72%	25.91%
Average shareholders’ equity as a percentage of Average Total Assets	16.24%	13.89%	12.69%

(1)	Declared cash dividends stated as percentage of net income when they are paid.
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

	Remaining Maturity at December 31, 2008
						Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	(2)
Interest-earning assets:
Interest-bearing deposits in Central Bank	2,059,041	—	—	—	—	2,059,041
Interest-bearing deposits in other banks	128,002	—	—	—	—	128,002
Government Securities	3,691,842	657,978	105,484	246,310	27	4,701,641
Goods in financial leasing	144,887	202,594	13,300		—	360,781
Loans to non-financial government sector (1)	222,043	285,028	221,651	15,785	—	744,507
Loans to the private and financial sector (1)	6,962,963	3,697,947	206,935	105,954	—	10,973,799
Other assets	264,490	148,447	1,464	61,996	234,683	711,080

Total Interest-Earning Assets	13,473,268	4,991,994	548,834	430,045	234,710	19,678,851

	Remaining Maturity at December 31, 2008
						Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	(2)
Interest-bearing liabilities:
Checking	264,194	—	—	—	—	264,194
Savings accounts	2,881,686	—	—	—	—	2,881,686
Time deposits	8,743,065	2,428	7	—	—	8,745,500
Investment accounts	255,445	7,078	—	—	—	262,523
Corporate Bonds	16,518	303,321	405,034	—	—	724,873
Subordinated corporate bonds	2,740	886	—	518,055	—	521,681
Liabilities with Central Bank	76,859	223,396	108	317	—	300,680
Liabilities with local financial companies	31,846	15,516	26,444	—	—	73,806
Liabilities with bank and international Organizations	59,737	172,685	—	—	—	232,422
Other liabilities	60,729	—	—	—	—	60,729

Total Interest-Bearing Liabilities	12,392,819	725,310	431,593	518,372	—	14,068,094

Asset (Liability) Gap	1,080,449	4,266,684	117,241	(88,327)	234,710	5,610,757
Cumulative Asset/Liability Gap	1,080,449	5,347,133	5,464,374	5,376,047	5,610,757
Cumulative sensitivity gap as a percentage of total interest-earning assets	5.49%	27.17%	27.77%	27.32%	28,51%

	Remaining Maturity at December 31, 2008
						Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	(2)
Interest-earning assets in Pesos:
Interest-bearing deposits in Central Bank	1,392,307	—	—	—	—	1,392,307
Interest-bearing deposits in other banks	—	—	—	—	—	—
Government securities	3,607,497	402,051	19,834	233,933	27	4,263,342
Goods in financial leasing	134,643	154,476	2,474	—	—	291,593
Loans to non-financial government sector (1)	222,043	285,028	221,651	15,785	—	744,507
Loans to the private and financial sector (1)	5,139,709	3,424,983	174,672	105,954	—	8,845,318
Other assets	191,410	24,343	—	61,996	234,683	512,432

Total Interest-Earning Assets	10,687,609	4,290,881	418,631	417,668	234,710	16,049,499

Interest-bearing liabilities in Pesos:
Checking	214,115					214,115
Saving accounts	2,465,078	—	—	—	—	2,465,078
Time deposits	6,788,003	2,243	7	—	—	6,790,253
Investment accounts	246,651	11	—	—	—	246,662
Corporate bonds	2,174	303,321	—	—	—	305,495
Subordinated corporate bonds	916	886	—	—	—	1,802
Liabilities with Central Bank	76,859	223,396	108	317	—	300,680
Liabilities with local financial institutions	29,482	15,516	26,444	—	—	71,442
Other liabilities	60,729	—	—	—		60,729

Total Interest-Bearing Liabilities	9,884,007	545,373	26,559	317	—	10,456,256

Asset(Liability) Gap	803,602	3,745,508	392,072	417,351	234,710	5,593,243
Cumulative Asset/Liability Gap	803,602	4,549,110	4,941,182	5,358,533	5,593,243
Cumulative sensitivity gap as a percentage of total interest-earning assets	5.01%	28.34%	30.79%	33.39%	34.85%

	Remaining Maturity at December 31, 2008
					Without due	Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	date	(2)
Interest-earning assets in foreign currency:
Interest-bearing deposits in Central Bank	666,734	—	—	—	—	666,734
Interest-bearing deposits in other banks	128,002	—	—	—	—	128,002
Government securities	84,345	255,927	85,650	12,377	—	438,299
Goods in financial leasing	10,244	48,118	10,826	—	—	69,188
Loans to the private and financial sector (1)	1,823,254	272,964	32,263	—	—	2,128,481
Other assets	73,080	124,104	1,464	—	—	198,648

Total Interest-Earning Assets	2,785,659	701,113	130,203	12,377	—	3,629,352

	Remaining Maturity at December 31, 2008
					Without due	Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	date	(2)
Interest-bearing liabilities in foreign currency:
Cheking	50,079	—	—			50,079
Saving accounts	416,608	—	—	—	—	416,608
Time deposits	1,955,062	185	—	—	—	1,955,247
Investment accounts	8,794	7,067	—	—	—	15,861
Corporate bonds	14,344	—	405,034	—	—	419,378
Subordinated corporate bonds	1,824	—	—	518,055	—	519,879
Liabilities with Central Bank	—	—	—	—	—	—
Liabilities with local financial	2,364	—	—	—	—	2,364
Liabilities with banks and international organizations	59,737	172,685	—	—	—	232,422
Other liabilities	—	—	—	—	—	—

Total Interest-Bearing Liabilities	2,508,812	179,937	405,034	518,055	—	3,611,838

Asset (Liability) Gap	276,847	521,176	(274,831)	(505,678)	—	17,514
Cumulative Asset/Liability Gap	276,847	798,023	523,192	17,514	17,514
Cumulative sensitivity gap as a percentage of total interest-earning assets	7.63%	21.99%	14.42%	0.48%	0.48%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.

(2)	Includes instruments issued by the Central Bank.
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
A. Operating results
FINANCIAL PRESENTATION
Our audited consolidated financial statements as of December 31, 2008, 2007 and 2006, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant respects from U.S. GAAP. See note 35 to our audited financial statements for the three years ended December 31, 2008, 2007 and 2006. As a result of the economic crisis, Argentina experienced very high rates of inflation in 2002. During that year, inflation, as measured by the wholesale price index, reached approximately 118%. As a result, Central Bank Rules reinstated inflation accounting at the beginning of 2002 until February 28, 2003. During 2003 and 2004, inflation levels returned to much lower levels and inflation accounting was discontinued. Therefore, all the financial statement data in this annual report for periods prior to February 28, 2003 have been restated in constant pesos as of such date by applying the adjustment rate derived from the internal wholesale price index published by INDEC. We do not report our results by accounting segments.
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

MACROECONOMIC CONTEXT
The continuous growth of the Argentine economy remained constant in 2006 and 2007 with a GDP increase of 8.5% and 8.7% respectively. Thus, the five years period 2003-2007 was completed with an average annual growth of 8.8%. The GDP growth in these years was based on the improvement in tax solvency, the favorable exchange rate and the prudent monetary policy, all tied to a favorable worldwide economic context.
The Primary Taxable Income (before interest payment) of the Argentine Government was 3.5% of GDP in 2006. After interest payment, the Government ended up with a Financial Surplus of 1.8% of GDP, which transmitted certainty about the maturity dates for the payment of principal and interest of the public debt. Such perception made possible an improvement in the prices of the Argentine securities and a considerable fall of 273 base points in the country risk.
This conduct has been partially and transiently weakened during 2007 as a consequence of a 43.0% rise in the primary expenditure. In the same period, resources of the National Government — both current and capital — increased 38% in the year. In this way, Argentina achieved an accounting primary surplus (before interest payments) of 3.2% of GDP. It should be highlighted that such measure included assets transferred from the Pension and Retirement Funds Administrators to the Public Pension System for $ 7.911 billion or 1.0% of GDP.
The maintenance of a high exchange rate continued to be a major aspect of the economic policy. Throughout 2006, the policy on nominal exchange rate, along with the appreciation of the Euro and the “Real” (Brazil’s currency) boosted a 2.5% increase in the multilateral exchange rate. In 2007 there was a similar appreciation of the Real, the Chilean Peso, the Euro and China’s Yuan, which as a whole meant a 9.0% devaluation of the Argentine peso. Argentine exports to such destinations represented 65% of exports for the year 2007.
The good performance of the external sector, benefited by the mentioned improvement in the exchange terms, acquires special significance because it took place along with an increase in domestic consumption. In 2007, Argentina was able to sustain a sound commercial surplus despite the increase in domestic demand, as reflected in a considerable increase in imports. The rise in imports reflected the expansion of domestic demand driven by the increasing public expenditure, the rise in salaries and in private financing. Thus, the commercial surplus reached US$ 11.2 billion, 9.2% lower than the US$ 12.3 billion of the year 2006.
In 2007, the measurement of the domestic inflation rate was subject to statistical discrepancies due to methodological changes. Consumer inflation increased 8.5 % according to what the INDEC reported. Meanwhile, wholesale prices — also influenced by the rise in the price of raw materials - rose 14.6%.
The boost in activity and employment indicators brought consequently a drop in unemployment and poverty. During 2006, 350,000 new jobs were created, with a nominal increase in salaries of 18% for the public sector and of 14% for the private sector. The unemployment rate ended up in the year 2006 in 8.7%, and 7.5% in 2007 being the lowest rate recorded over the previous 14 years. Likewise, the poverty indicator fell around 6 percentage points. It was reduced from 26.9 % in 2006 to 20.6 % in 2007.
Despite an unfavorable change in the external context that started in the last quarter of 2007, the perception of a consistent economic policy kept a constant pace of economy that resulted in a permanent improvement of the industrial activity, as well as a fall in unemployment and poverty.
The changes in global financial and economic conditions continued to worsen in 2008. The developed world shifted from a dynamic context to an abrupt credit restriction in the US and European financial systems that led the way to an economic contraction. The economic activity in Argentina started to show permeability to these external changes.
In addition, there was an internal confrontation of the National Government with the agriculture and livestock sector during the first half of the year, due to the introduction of escalating export duties on grain. The negative effects of this dispute were partially offset by the increase in the terms of trade during that period. The prices registered in the first semester set a record in the last 25 years.
As from the second half of 2008 the financial markets of the world’s leading countries have been rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. In spite of the actions taken by the developed countries, the future development of international markets remains uncertain.
In Argentina, stock markets had marked decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the abovementioned economic deceleration began to show.
OUR RESPONSE TO THE CONTEXT
The effect of the crisis presented challenges that we promptly took measures to address and created attractive opportunities that we acted upon. Despite their magnitude, we managed to deal successfully with the turmoil and remained profitable. At the beginning we had high liquidity, which we maintained throughout the crisis. That high liquidity, combined with our loyal base of retail deposits, as well as deposits from provincial governments for whom we serve as financial agent, all a result of our response and strategic vision for our business, helped us restore our deposit base faster than the financial system as a whole. We also were able to resume lending to the private sector before the rest of the financial system and to continue gaining market share in loans and deposits after the market stabilization.

We believe that our strengths at the time that a crisis starts and our response measures described below are important elements of our ability to withstand the effects of a crisis and help to position us to benefit significantly from the recovery of the banking system. Furthermore, our comparatively strong financial condition made it possible for us to become a leading nationwide bank by acquiring Banco Bansud, Nuevo Banco Suquía, Banco Empresario de Tucumán, Banco del Tucumán and Nuevo Banco Bisel.
Commercial and balance sheet strategies
We maintain a strong position with respect to excess capital, to the quality of our loan portfolio and the level of our provisions for loan losses. To counteract the effects that a run on deposits may have, one of our main priorities is to give depositors confidence that we would be able to absorb losses and fulfill our obligations to them.
Our practice of maintaining high liquidity levels throughout the business cycles helps us to withstand the economic crisis by serving two key purposes. First, we have funds available in the face of adverse systemic events. Second, we give our depositors confidence that they would be able to have access to their deposits at any time, even during the depth of a crisis. Our emphasis on maintaining high liquidity helped us to emerge from the 2001 crisis without any assistance from the Central Bank. We also minimize excess cash deposited in the Central Bank, without harming our overall liquidity position. In this way, we maximize the return on our liquidity stock by keeping funds in more profitable assets, such as Central Bank-issued LEBACs/NOBACs and overdrafts to highly rated large corporations.
Loyal client base
We also benefice from a loyal client base, as evidenced in part by the quick recovery of our deposit base after the 2001 crisis, due to our long-standing relationships, primarily through our Plan Sueldo payroll services. As a result, our source of funding regained volume faster as compared to the banking sector as a whole.
Acquisitions
The 2001 crisis had a severe adverse impact upon the market value of Argentine banks. Our high level of liquidity and solvency throughout the crisis provided us with the resources to capitalize upon attractive acquisition opportunities and to expand our reach within Argentina. See “Item 4. Information on the Company—Our history.” The following table sets forth our assets, private sector loans, private sector deposits and branches before and after the acquisitions of Banco Bansud, Nuevo Banco Suquía, Banco Empresario de Tucumán and Banco del Tucumán as well as Nuevo Banco Bisel on a stand-alone basis:

					December 31,			December 31,	December 31,
	September 30, 2001		September 30, 2004		2005	June 30, 2006		2006	2007
							Nuevo
							Banco
				Nuevo			Bisel
	Banco	Banco	Banco	Banco	Banco	Banco	(stand-	Banco	Banco
	Macro (1) (2)	Bansud (1) (2)	Macro (2)	Suquía (2)	Macro (3)	Macro (4)	alone) (2)	Macro (5)	Macro
	(in million of Pesos)
Assets	1,424.0	3,357.1	5,312.6	2,162.8	9,487.8	11,496	1,934	14,505.0	19,781.2
Private sector loans (Gross)	590.8	899.8	1,187.1	711.0	2,948.8	4,141	665	5,524.5	9,335.7
Private sector deposits	790.6	2,301.5	2,236.0	1,443.5	5,737.4	6,421	1,326	8,770.3	11,803.7
Branches	73	72	154	102	254	279	158	433	427
Source: Central Bank

(1)	In constant pesos as of February 28, 2003.

(2)	Last quarter prior to acquisition.

(3)	Including NuevoBanco Suquía and Banco Empresario de Tucumán.

(4)	Including Banco Empresario de Tucumán and Banco del Tucumán.

(5)	Including Banco Empresario de Tucumán, Banco del Tucumán S.A. and Nuevo Banco Bisel.

Cost management
Upon the current international situation, we have focused on controlling our costs and improving our efficiency. In addition, we have focused on carefully integrating the operations of our acquisitions. To this end, we have centralized, among other things, the treasury operations of all our acquisitions. We have also had a period of organic growth with a small reduction in the number of our employees. See “Item 6. Directors, Senior Management and employees—Employees.” We also improved our ratio of service net income to administrative expenses from 41.2% in 2002 to 59.4% as of December 31, 2008. Finally, we implemented centralized purchasing practices to take advantage of our economies of scale.
Credit quality
The following table shows the quality of our loan and lending portfolio and of the financial system lending portfolio after the 2001 crisis. In 2008, this improvement was interrupted by new signals of volatility. Additionally, the systemic expansion in loans to the private sector between 20% and 45% of the last five years may start to show some deterioration, as commonly occurs with new portfolios after some years of maturity. The definition of non-performing lending in the table comes from the Central Bank and is not comparable to the non-performing loans definition in “Selected Statistical Information.”

	Year Ended December 31,
	2006	2007	2008
Banco Macro
Allowances/total loans	3.1%	2.2%	3.7%
Non-performing loans ratio	2.0	1.6	2.6

Allowances/lending (1)	3.1%	2.2%	3.6%
Non-performing lending ratio (2)	2.0	1.5	2.6

Financial System
Allowances/lending (1)	3.5%	3.0%	3.0%
Non-performing lending ratio (2)	3.3	2.6	2.6
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

Implementation of improved credit policies
After the 2001 crisis, when we resumed lending in 2002, we restricted our lending activities to only low risk credit products, such as loans to individuals with Plan Sueldo accounts and overdrafts to highly rated companies. Prior to expanding the scope of our lending activities, we modified our credit policies to take into account the new economic reality. For example, we established new factors to determine whether a potential debtor is an acceptable credit risk because old policies, such as credit history, are no longer useful due to the high levels of default during the recurrent crisis. We began focusing more closely on potential lenders’ ability to pay based on the quality of their business, their willingness to meet their obligations, and their access to alternative sources of funding. In addition, we established a policy of seeking personal guarantees from owners for loans to most companies. Finally, we reduced the lending limit of our branches and established a senior committee to approve all loans in excess of Ps.5 million. These policies are still active and have helped the Bank to respond to the lower global activity of 2008.
Implementation of shares repurchase program
In January 2008, we implemented a Share Buy Back Program. This decision has been adopted due to the material impact on the price of domestic shares (including the quotation of the shares of the Bank, the current international macroeconomic context and the fluctuations in the capital market in general) following the reduction of prices in international markets triggered by the crisis facing the sub prime mortgage loans market in the United States of America.
Likewise, the Board of Directors of the Bank has considered the financial strength of the institution, and the price/income ratio resulting from the price of the shares of the Bank and the profits currently reported by it. Therefore, in line with the commitment of the Board of Directors to the Bank and its shareholders and to help reduce the fluctuations of quotations, minimizing any possible temporary imbalance between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices, it has decided to establish acquisition of its own shares. The Board of Directors authorized repurchases of up to Ps.210 million or up to 30 million shares or their equivalent in ADSs (comprising up to 4.4% of the Bank’s equity) within a price range of Ps.6.50 and Ps.7.00 per Class B Share. The program, which originally was going to last up to 120 calendar days, has been extended up to April 30, 2009 and changed according the current market context. It was a useful method to keep the share value, and the results are visible when comparing Macro shares to its competitors’.

On November 21, 2008, the Buenos Aires Stock Exchange authorized the Bank to reduce its subscribed and paid-in capital stock by an amount of up to Ps. 60 million representing 60,000,000 Class B shares, which represents the amount of shares that was purchased by the Bank under the aforementioned Buy Back Program. For further information, please refer to item 5.B “Liquidity and Capital Resources”.
As a result of this program, as of April 30, 2009 Banco Macro has repurchased 89,493,692 shares at an average price of Ps.4.799 per share, and for a total amount of Ps.429,468,398 million. In addition, the Bank has also bought back 114,800 ADSs at an average price of US$22 per ADS, and for a total amount of US$2.5 million.
Repurchase of own Notes
In January 2008, we also started to make some repurchases of our 8.50% Notes Due 2017 and 10.750% Argentine Peso-Linked Notes Due 2012. The following table shows all the repurchases that the bank has made as of May 31, 2009:

Date	8.50% Notes Due 2017	10.750% Argentine Peso-Linked Notes Due 2012
1/23/2008	9,500,000
9/17/2008	10,000,000
9/26/2008	850,000
10/6/2008		500,000
10/9/2008		1,000,000
10/10/2008	11,375,000
10/15/2008	1,000,000
11/21/2008	595,000	1,520,000
11/28/2008	705,000	4,640,000
12/19/2008	8,530,000	800,000
2/12/2009		200,000
4/7/2009		4,500,000
5/6/2009	1,050,000	20,000,000
5/12/2009		1,020,000

Total repurchased	43,605,000	34,180,000

Total cancelled	42,555,000	26,660,000

As of May 31, 2009, Banco Macro has repurchased US$ 43,605,000 of our 8.50% Notes Due 2017 and US$ 34,180,000 of our 10.750% Argentine Peso-Linked Notes Due 2012. In addition, the Bank has cancelled US$ 42,555,000 of our 8.50% Notes Due 2017 and US$ 26,660,000 of our 10.750% Argentine Peso-Linked Notes Due 2012.
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
Argentine economic performance
Argentina’s overall economic performance had a substantial effect on our financial results. During 2005, 2006 and 2007, GDP growth was 9.2%, 8.5% and 8.7%, respectively. Although GDP growth in 2008 was 7.0%, the international markets volatility affected the private, domestic and foreign expectations. The Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 1.2% in 2009. We expect demand for private sector loans to react in line with GDP, as it is closely related to investment and consumption behavior in the private sector. Due to our focus on the low and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires, of particular significance to us are:
•
Export-led growth in the economy. Argentina’s economy has been led by export growth and import substitution. This economic model is likely to favor provinces outside of the City of Buenos Aires that are heavily focused on primary sectors of the economy, such as agriculture, cattle ranching, mining, basic industries and tourism. Our extensive branch network outside of the City of Buenos Aires (94 % of our, as compared to 81% for Argentina’s financial system) provides us with an opportunity to take advantage of growth in these provinces to increase our credit portfolio faster than our competitors and to increase our market share.

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

•
Moderate inflation levels. The inflation rate for the twelve months ended December 31, 2008 was 7.2%. Inflation for 2007 was 8.5%, lower than the 9.8% registered in 2006 and is a result of the government’s policy of keeping the value of the peso to the dollar at a level between Ps.3.5 and Ps.4 to US$1. We believe that to the extent that the market views the exchange rate variations as predictable, the market will be in a better position to forecast future inflation.

Private sector lending
Our private sector loans increased to Ps.2,209.0 million as of December 31, 2004 from Ps.723.6 million as of December 31, 2003 and Ps.514.6 million as of December 31, 2002, including the effect of the acquisition of Nuevo Banco Suquía in December 2004. As of December 31, 2005, our private sector loans increased to Ps. 2,949 million and as of December 31, 2006, our private sector loans increased to Ps. 5,525 million including the effect of the acquisitions of Banco de Tucumán and Nuevo Banco Bisel. Our private sector lending portfolio increased to Ps. 9,336 million in 2007 and Ps. 10,893 million in 2008. This increased lending reflects both our higher market share resulting from our earlier return to the lending market than our competitors and the improvement of private sector lending after the crisis of 2001 and 2002, which had caused a collapse in both demand for and supply of new loans. We see the following trends in this important area of our business:
•
Low cost of funds; high levels of liquidity. As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen increases in our gross intermediation margin as our private sector lending has increased.

•
Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2008 was concentrated in short-term products. For example, the ratio of personal loans, overdrafts and documents to GDP has increased from 3% in June 2003 to 6% as of December 31, 2008 while long-term loans represented by mortgages and secured loans have decreased from 3% to 2% of GDP during the same period (despite substantial GDP growth during the period).

•
Reduced spreads. We expect the high intermediation spreads that prevailed after the 2001 economic crisis to continue to decline due to increasing competition in the banking sector. The reduction of private sector credit volume has prompted Argentine banks to lend at lower interest rates in an effort to capture a larger portion of the contracted loan market, largely accounting for the current low spreads. Additionally, the international context that is forcing the flight to quality, reduces the liquidity in countries such as Argentina. This may push deposit rates upward in the medium term. If the spread reduction continues without a significant increase in volumes, profitability will be negatively affected. This trend will be partially offset for us by our stable depositor base, which provides a low cost source of funding.

Private sector loan portfolio credit quality
Our private sector loan portfolio credit quality has improved from 2002 through December 31, 2007, in line with the Argentine economic recovery. The percentage of non-performing loans declined from 16.94% as of December 31, 2002 to 1.55% as of December 31, 2007. In 2008, we had a slight deterioration of our portfolio; our non-performing loans increased to 2.64%. Allowances as a percentage of non-performing loans went from 70.04% as of December 31, 2002 to 141.81% as of December 31, 2008. We created additional allowances reflecting our policy to have the adequate level of them. In 2009, this tendency may continue, both in the financial system as a whole and in our own portfolio.
Organic growth complemented by strategic acquisitions
We will continue to consider strategic acquisition opportunities that complement our branch network and are consistent with our strategy. As result of 2001 crisis, Argentine banks have responded to reduced lending volumes primarily by reducing their operating costs in real terms and sometimes by downsizing their operations. Due to the increase in loan volume, many Argentine banks are likely to need additional capital. In the same way, the current international situation affects the liquidity and capital situation in the local financial system. In this scenario, we have the opportunity, because of our significant excess of liquidity and capital, to continue to complement our organic growth with strategic acquisitions.
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
We consider loans to the private sector and the level of deposits to be key measures of our core business.
Total loans to the private sector grew to Ps. 5,525 million as of December 31, 2006, of which Ps. 1,223 million were loans from Banco del Tucumán and Nuevo Banco Bisel. Our private sector loans increased by 69% from Ps. 5,525 million to Ps 9,336 million as of December 31, 2007 and 17% from 2007 to Ps. 10,893 million as of December 31, 2008.
As of December 31, 2006, our private sector deposits grew 53% to Ps. 8,770 million (of which Ps. 1,741 million were deposits from Banco del Tucumán and Nuevo Banco Bisel). The level of our private sector deposits grew by 35% from Ps. 8,770 to Ps. 11,804 million as of December 31, 2007. As of December 31, 2008, our private sector deposits totalized Ps. 11,868 million.
Since 2006 we experienced a dramatic increase in our public sector deposits as a result of the substantial fiscal surpluses experienced by the four provincial governments for whom we act as financial agent. Additionally during 2008 the deposits from AFJP (Federal Public Revenue Agency) included as private sector deposits were transferred to public sector, as consequence deposits from public sector increased from December 2007 to December 2008 122%.
The Bank maintains a high liquidity ratio. The ratio was 48.8% as of December 31, 2008, this was above the average of the financial system as a whole. During the last three years the Bank increased the level of liquid assets as cash and LEBACS/NOBACS portfolio.
Banco Macro is using new sources of funding to prepare for potential changes in the Argentine loan market over the long-term. In December 2006, the Bank issued a series of subordinated notes for a nominal US$150 million due 2036 at a fixed rate of 9.75% for the first ten years and at LIBOR plus 7.11% for the following years. In addition, in January 2007, the Bank issued a US$150 million series of 10-year notes due 2017 at a fixed rate of 8.50% and, in June 2007, the Bank issued a US$100 million series of Argentine peso-linked notes due 2012 at a fixed rate of 10.750%. We have repurchased some of these notes. For further information please refer to “Repurchase of own notes”.
YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007 AND YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006
The disclosure includes consolidated comparisons and, in some cases, also comparisons for 2007 against 2006 of Banco Macro without the 2006 acquisitions of Nuevo Banco Bisel and Banco del Tucumán in order to permit period-to-period comparisons, considering that Banco del Tucumán was acquired in May 2006 and Nuevo Banco Bisel was acquired in August of 2006.
Net Income
The following table sets forth certain components of our income statement for the years ended December 31, 2006, 2007 and 2008. Our results of operations for 2006 include results for Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006 through year end. Our results of operations for 2007 and 2008 include results for Banco del Tucumán and Nuevo Banco Bisel for the entire year.

	Year ended December 31,
		2006 without		2007 without
	2006 (1)	2006 acq. (2)	2007	2006 acq. (2)	2008
	(in thousands of pesos)

Financial income	1,155,207	993,425	1,890,422	1,420,908	3,029,860
Financial expenses	(394,897)	(354,289)	(805,265)	(672,428)	(1,342,062)
Gross intermediation margin	760,310	639,136	1,085,157	748,480	1,687,798
Provision for loan losses	(59,773)	(48,872)	(94,717)	(71,425)	(297,606)
Service charge income	452,232	388,724	662,326	497,312	891,700
Service charge expenses	(93,323)	(84,174)	(150,282)	(123,012)	(172,401)
Administrative expenses	(651,000)	(552,376)	(953,897)	(690,454)	(1,211,399)
Net other income	96,033	155,809	41,041	216,188	26,519
Income before income tax	504,479	498,247	589,628	577,089	924,611
Income tax	(76,961)	(73,961)	(92,345)	(81,922)	(261,207)
Minority Interest	(3,178)	54	(2,083)	33	(3,354)

Net income	424,340	424,340	495,200	495,200	660,050

(1)	Results for 2006 include the results of Banco del Tucumán from May 5, 2006 and Nuevo Banco Bisel from August 11, 2006.

(2)	The results of Banco del Tucumán and Nuevo Banco Bisel are included in “Net Other Income.”

Our consolidated net income for 2008 increased 33% to Ps. 660.0 million from Ps. 495.2 million for 2007. Our consolidated net income for 2007 was Ps. 495.2 million, which was a 17% increase over 2006.
Financial Income
The components of our financial income for the years ended December 31, 2006, 2007 and 2008 were as follows:

	Year ended December 31,
		2006 without		2007 without
	2006 (1)	2006 acq.	2007 (1)	2006 acq.	2008
	(in thousands of pesos)

Interest on cash	11,682	11,408	19,917	18,351	7,010
Interest on loans to the financial sector	16,720	13,786	32,157	30,229	15,584
Interest on overdrafts	110,721	96,186	177,490	146,661	357,215
Interest on documents (3)	53,173	42,823	103,428	59,695	184,852
Interest on mortgage loans	48,506	44,733	68,065	55,380	97,057
Interest on pledge loans (2)	43,038	39,427	51,480	38,213	64,499
Interest on credit card loans	30,969	27,992	55,665	44,371	117,952
Interest on other loans (4)	272,935	230,064	578,737	446,927	1,032,837
Interest on other receivables from financial intermediation	15,050	13,876	18,471	15,176	14,416
Income from government and private securities, net	324,178	262,875	488,757	307,048	641,299
Income from guaranteed loans (6)	29,898	26,656	35,043	25,965	37,043
Net income from options	—	—	1,604	1,604	261
CER (Indexation by benchmark stabilization coefficient) (5)	84,951	76,928	78,065	60,076	70,477
CVS (Indexation by salary variation coefficient)	1,947	1,944	1,605	1,603	818
Difference in quoted prices of gold and foreign currency	40,007	37,946	48,823	41,150	143,094
Other (7)	71,432	66,781	131,115	128,459	245,446

Total financial income	1,155,207	993,425	1,890,422	1,420,908	3,029,860

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2008.

(2)	Includes primarily secured car loans.

(3)	Includes factoring, check cashing advances and loans with promissory notes.

(4)	Includes interest on loans not classified under prior headings.

(5)	Includes CER accrued for all the assets subject to adjustment by CER.

(6)	Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.

(7)	Principally results from forward foreign currency transactions and result from lending activity.
2008 and 2007. Our financial income increased 60% as compared to 2007. Interest on loans increased 75% due to higher interest rates and a higher volume of loans to the private sector. Thus, the share of our total financial income from private sector loans increased from 55% in 2007 to 61% in 2008.
The main drivers of this growth have been interest on credit card loans increased 112%, interest on overdrafts increased 101%, interest on documents increased 79% and interest on other loans increased 78% (including personnel loans) during 2008. The increase in interest on credit card loans and overdrafts was mainly due to an increase on the average rate: average credit card rate increased 56% and average overdraft rate increased 41%. The increase in interest on documents and personal loans was mainly due to an increase on the average balance, by 60% and 62%, respectively.
Income from government and private securities climbed 31% mainly driven by LEBAC/NOBAC results, which increased 35% (the average rate of LEBACs/NOBACs increased from 10.05% during 2007 to 13.53% during 2008).
Difference in quoted prices of gold and foreign currency increased 193% during 2008, the increase was explained by the impact of higher FX rate on the Bank’s net long FX position and FX trading results.
Our other income increased 87% during 2008 as compared to the same period in 2007. This increase is principally due to higher forward FX gains (US Dollar — Argentine Peso) as result of a significant increase in volume and timely change to long position (trading activity increased 226% in 2008 compared to 2007).
The following table sets forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums on forward sales of foreign exchange:

	December 31 2007	December 31 2008
	vs.	vs.
	December 31 2006	December 31 2007
	Increase (Decrease)	Increase (Decrease)

Financial Income due to changes in the volume of interest-earning assets	622,135	575,552
Financial Income due to changes in average nominal rates of interest-earning assets	57,122	373,687

Net change	679,257	949,239

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
Financial expenses
The components of our financial expenses for the years ended December 31, 2006, 2007 and 2008 were as follows:

	Year ended December 31,
		2006 without		2007 without
	2006 (1)	2006 acq.	2007 (1)	2006 acq.	2008
	(in thousands of pesos)

Interest on checking accounts	9,475	8,665	19,968	18,251	17,708
Interest on savings accounts	6,736	5,976	11,372	8,985	14,534
Interest on time deposits	233,697	209,629	457,395	382,788	933,881
Interest on interfinancing received loans (received call)	801	794	4,608	4,572	3,909
Interest on other financing from the financial institutions	252	210	226	130	28
Interest on other liabilities from financial intermediation (2)	14,421	14,395	70,706	70,608	91,083
Interest on subordinated corporate bonds	2,017	2,017	49,858	49,858	47,523
Other interest	12,410	10,648	9,768	6,131	8,762
Net loss from options	371	371	—	—	—
CER adjustment (3)	55,732	46,633	43,717	24,953	32,946
Contribution to Deposit Guarantee Fund	12,753	10,968	20,182	15,939	25,945
Other (4)	46,232	43,983	117,465	90,213	165,743

Total financial expenses	394,897	354,289	805,265	672,428	1,342,062

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2008.

(2)	Includes lines of credit from other banks, repurchase agreements, liquidity assistance from the Central Bank .

(3)	Includes CER accrued for all the liabilities subject to adjustment by CER.

(4)	Includes interest on deposits in the form of government securities and CEDROs.
2008 and 2007: Financial expenses increased 67% as compared to 2007.
The increase of financial expenses is mainly explained by interest on deposits, which grew 98%, based on the growth of interest from time deposits (104%).This growth originated from two factors: the increasing volume of time deposits, which grew 37% in average during 2008 and the higher prevailing interest rates owing to with the increase in interest rates in the financial system as a whole (for time deposits in pesos, the average interest rate was 9.4% in 2007 and 13.2% in 2008).
“Other expenses” showed a significant growth of 41% during 2008, mainly due an increase on turnover tax due to higher computable financial income.

The following table sets forth the changes in financial expense due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income:

	December 31 2007	December 31 2008
	vs.	vs.
	December 31 2006	December 31 2007
	Increase (Decrease)	Increase (Decrease)

Financial Expense due to changes in the volume of interest-bearing liabilities	291,394	266,157
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	51,275	218,692

Net change	342,669	484,849

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
“Other expenses” showed a significant growth of 154% during 2007, mainly due to i) the decrease in value of the guaranteed loans portfolio as a consequence of a higher discount rate established by the Central bank and ii) turnover tax.
Provision for loan losses
2008 and 2007: Provision for loan losses increased 214% compared to 2007. As we are all aware, the world’s economy is sustaining a highly virulent crisis that is affecting, to a lesser or larger extent, the levels of economic activity and employment and dragging down foreign trade. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment in value. Therefore, the Executive Committee has decided to increase provision for loan losses as of December 31, 2008 in PS.153.7 million to those presently required by regulators.
2007 and 2006: Provision for loan losses increased 58% on a consolidated basis for 2007 compared to 2006 and 46% without the 2006 acquisitions, in connection with the increasing loan portfolio. Private sector loans grew 69% compared to 2006 balances.
Service charge income
The following table provides a breakdown of our service charge income by category for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
		2006 without		2007 without
	2006 (1)	2006 acq.	2007 (1)	2006 acq.	2008
	(in thousands of pesos)

Service charges on deposit accounts	258,855	224,911	398,569	297,457	587,426
Debit and credit card income	65,410	58,975	95,644	79,616	153,210
Other fees related to foreign trade	11,607	10,818	15,947	13,651	19,261
Credit-related fees	35,964	30,173	53,995	36,049	63,669
Capital markets and securities activities	2,085	2,041	2,951	2,672	2,517
Lease of safe-deposit boxes	8,467	7,420	12,904	9,434	16,282
Fees related to guarantees	5,876	5,837	2,789	2,718	1,750
Other (2)	63,968	48.549	79,527	55,715	47,585

Total service charge income	452,232	388,724	662,326	497,312	891,700

(1)	See note 4.2 to our audited financial statements for the year ended December 31, 2008.

(2)	Includes insurance income.

2008 and 2007: Service charge income increased 35% as compared to 2007 due to the increase in the volume of our operations. The main drivers were fees related to deposits, which grew 47% and represent 66% of total service charge income and fees related to debit and credit cards, which grew 60%.
2007 and 2006: Service charge income increased 46% on a consolidated basis primarily due to the increase in the volume of our operations. The main drivers were fees related to deposits, which grew 54% and represent 64% of total service charge income, fees related to debit and credit cards, which grew 41% and fees related to lending activities, which grew 50%.
Service charge expenses
Service charge expense in 2008 increased 15% compared to 2007 mainly due to higher credit card and debit card processing fees (35% increased) and taxes (26% increased).
Service charge expense in 2007 increased 61% on a consolidated basis compared to 2006 mainly due to higher credit card and debit card processing fees, other service fees and taxes. Service charge expenses in 2006 increased 57% on a consolidated basis and 41% without the 2006 acquisitions, as compared to 2005, for the same reasons.
Administrative expenses
The components of our administrative expenses for the years ended December 31, 2006, 2007 and 2008 are reflected in the following table:

	Year ended December 31,
		2006 without		2007 without
	2006 (1)	2006 acq.	2007 (1)	2006 acq.	2008
	(in thousands of pesos)

Personnel expenses	396,338	327,729	589,021	401,756	798,236
Directors and statutory auditors fees	14,362	13,167	37,695	33,909	26,941
Other professional fees	39,670	37,215	42,428	36,331	55,012
Advertising and publicity	31,866	29,719	50,343	45,634	53,178
Taxes	7,551	6,802	10,345	7,156	12,391
Depreciation of equipment	29,231	23,735	42,723	32,074	50,543
Amortization of organization costs	13,263	12,290	17,923	15,553	25,557
Maintenance, conservation and repair expenses	25,209	21,881	36,930	26,801	48,251
Security services	25,003	20,855	35,487	24,748	42,241
Electric power and communications	22,912	18,091	32,206	19,317	37,240
Lease payments	14,123	12,127	18,686	14,391	21,769
Insurance	5,253	4,663	6,110	4,857	6,090
Stationery and office supplies	9,046	7,900	14,739	10,477	15,335
Other	17,173	16,202	19,261	17,450	18,615

Total administrative expenses	651,000	552,376	953,897	690,454	1,211,399

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2008.
2008 and 2007: Administrative expenses increased 27% as compared to 2007, mainly due to personnel expenses which grew 36%. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees.
2007 and 2006: Administrative expenses increased 47% on a consolidated basis and 25% without the 2006 acquisitions, mainly due to personnel expenses which grew 49% on a consolidated basis. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees as a result of the 2006 acquisitions.
Net other income
Net other income decreased 35% (or Ps. 14.5 million) in 2008 in comparison to 2007 due to lower level of recovered loans and allowances reverse and higher uncollected charges for other loans and other provisions.
Net other income decreased 55% (or Ps. 53 million) on a consolidated basis in 2007 in comparison to 2006 due to lower level of recovered loans and allowances reverse.

Income tax
During 2008, we had income tax expenses of Ps.261.2 million, compared to Ps.92 million recorded in 2007 (increasing 182.9%), this can be traced to the complete use of the tax-loss carry forwards which belonged to Nuevo Banco Bisel and the estimated accrued income tax.
During 2007, we had income tax expenses of Ps.92 million, compared to Ps.77 million recorded in 2006 (increasing 19.5%), on greater income before income tax (income before income tax increased 17% compared to 2006).
B. Liquidity and Capital Resources
Our main source of liquidity consists of deposits, which totaled Ps.15,828 million as of December 31, 2008, Ps.13,591 million as of December 31, 2007 and Ps.10,071 million as of December 31, 2006. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.
Funding continued increasing during 2008 driven mainly by the increase in total deposits, which grew 16% during the year. These deposits were used primarily for financing the growth in credit for the private sector with the remainder being invested in profitable liquid assets, such as LEBACs and NOBACs, cash. This approach has enabled us to maintain a high liquidity to deposits ratio of 48.8% as of December 31, 2008 while awaiting a return to stronger demand for private sector loans.
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
In June 2007, the General Ordinary and Extraordinary Shareholders’ Meeting approved the increase of the US$ 400,000,000 (US dollars four hundred million) of the Global Program for the issuance of Negotiable Obligations to US$ 700,000,000 (US dollars seven hundred million), or an equal amount in other currencies, as set forth in the original program.
In January 2008, we signed a 24-month extension to the US$ 50 million loan from Credit Suisse First Boston International, at 8.55% rate and maturing in January 2010. Additionally, the bank currently has access to uncommitted lines of credit with foreign banks and to letters of credit.
During 2008, the Bank repurchased non-subordinated 8.50% Notes Due 2017 negotiable obligations for a face value amount of US$ 42,555,000 and Argentine Peso-linked 10.75% Notes Due 2012 negotiable obligations for a face value amount of US$ 8,460,000. As of December 31, 2008 the Bank cancelled a face value amount of US$ 32,725,000 Notes Due 2017 and a face value amount of US$ 1,500,000 Notes Due 2012. Consequently, the remaining principal of 8.50% Notes Due 2017 totaled US$ 117,275,000 and of 10.75% Notes Due 2012 totaled US$ 98,500,000.
During 2009, the Bank repurchased non-subordinated 8.50% Notes Due 2017 for a face value amount of US$1,050,000 and Argentine Peso-linked 10.75% Notes Due 2012 for a face value amount of US$ 25,720,000. As of May 31, 2009 the Bank cancelled a face value amount of US$ 9,830,000 Notes Due 2017 and a face value amount of US$ 25,160,000 Notes Due 2012. Consequently, as of May 31, 2009 the remaining principal of 8.50% Notes Due 2017 totals US$ 107,445,000 and of 10.75% Notes Due 2012 totals US$ 73,340,000.
On January 8, 2008, the Board of Directors decided to establish the terms and conditions for the acquisition of its own shares issued by the Bank. See Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers for more details.
On October 1, 2008, the Bank’s Board of Directors requested the Buenos Aires Stock Exchange’s prior authorization to reduce its subscribed and paid-in capital stock by an amount of up to Ps. 60 million, representing 60,000,000 Class B shares (with a face value of Ps. 1 each and entitled to 1 vote per share), which is treasury stock and which was purchased under section 68, Law No. 17,811. On November 21, 2008, the Buenos Aires Stock Exchange authorized the capital stock reduction for the abovementioned amount. On April 21, 2009 the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, such capital stock reduction.
On May 8, 2009, the Bank’s Board of Directors requested the Buenos Aires Stock Exchange’s prior authorization to reduce its subscribed and paid-in capital stock by an amount of up to Ps. 30,641,692, representing 30,641,692 Class B shares (with a face value of Ps. 1 each and entitled to 1 vote per share), which is treasury stock and which was purchased under section 68, Law No. 17,811. This authorization is still pending.
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
We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2008, we had excess capital of Ps. 1,772 million (132% of minimum capital requirement).

Minimum capital requirements
Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2006	2007	2008
(in thousands of pesos, except
ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	549,882	749,855	939,296
Allocated to Bank premises and equipment, intangible assets and equity investment assets	81,647	95,729	87,114
Market risk(1)	60,547	127,445	49,899
Interest rate risk	16,371	102,343	204,510
Government sector and securities in investment account	19,746	38,609	60,780
Incremental requirement	13,328	36,202	—

Required minimum capital under Central Bank Rules	741,521	1,150,183	1,341,598

Basic net worth	2,426,351	2,697,416	2,688,679
Complementary net worth	383,040	461,405	625,756
Deductions	(153,115)	(189,145)	(200,610)

Total capital under Central Bank Rules	2,656,276	2,969,676	3,113,825

Excess capital	1,914,755	1,819,493	1,772,227

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	31.31%	26.81%	22.95%
Average shareholders’ equity as a percentage of average total assets	16.24%	13.87%	12.69%
Total liabilities as a multiple of total stockholders’ equity	5.27	x	6.31	x	6.96	x
Cash as a percentage of total deposits	26.08%	22.94%	22.26%
Liquid assets as a percentage of total deposits (2)	61.92%	52.01%	48.80%
Loans as a percentage of total assets	45.00%	50.60%	50.30%

(1)	Average variance for December.

(2)	Liquid assets include cash, cash collateral, LEBACs, NOBACs, interbanking loans and overnight loans to highly rated companies.
We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.
Funding
Our principal source of funding is deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2006, 2007, and 2008.

	As of December 31,
	2006 (1)	2007 (1)	2008
	(in thousands of pesos)
Deposits
From the non-financial government sector	1,295,630	1,774,121	3,937,961
From the financial sector	5,078	13,310	22,438
From the non-financial private sector and foreign residents
Checking accounts	1,876,232	2,599,682	2,581,060
Savings accounts	2,097,362	2,780,350	2,716,913
Time deposits	4,380,981	5,907,005	6,031,882
Investment accounts (2)	18,836	63,063	155,936
Other (3)	360,195	391,176	321,020
Accrued interest, adjustments and foreign exchange differences payable	36,703	62,442	61,147
Borrowing from Central Bank and financial institutions
Central Bank	386,089	347,896	302,760
Banks and international institutions	182,405	164,829	232,422
Financing received from Argentine financial institutions	68,158	160,296	73,806
Other	250,096	493,912	627,140
Minority interest in subsidiaries	78,045	12,640	15,607
Corporate Bonds	—	799,537	724,873
Subordinated Corporate Bonds	507,844	490,695	521,681
Shareholders’ equity	2,315,097	2,707,706	2,816,597

Total funding	13,858,751	18,768,660	21,143,243

(1)	See note 4.2. to our audited consolidated financial statements for the year ended December 31, 2008.

(2)	Time deposit payable at the option of the depositor.

(3)	Primarily includes CEDROs, expired time deposits, and judicial deposits.

Critical accounting policies
Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See note 35 to the financial statements for the three years ended December 31, 2008 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.
Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are subjective or complex. Most accounting policies are not considered by management to be critical accounting. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in note 4 to our audited consolidated financial statements for the three years ended December 31, 2008.
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
The adoption of FIN 48 did not have an impact on Banco Macro’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2008.

Exposure to the Argentine Public Sector and Private Securities
Guaranteed Loans
During the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, the Bank exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called guaranteed loans in consideration thereof. The loans received in this exchange were not significant.
Guaranteed loans were valued according to Central Bank Communiqué “A” 3,911, as supplemented.
We have additional guaranteed loans acquired in the market and also through business combinations. Under USGAAP, since 2005, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with SOP 03-3 — “Accounting for Certain Loans and Debt Securities Acquired in a Transfer”. In accordance with paragraph 8 of SOP 03-3, the Bank should continue to estimate cash flows expected to be collected over the life of the loan.
As of December 31, 2008, based on current information and events, the Bank estimated that the guaranteed loans were impaired, applying SFAS 114 “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures” for computing U.S. GAAP adjustments. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.
Government and private securities
Secured bonds
We have Secured Bonds (BOGARs). Since March 2003, Central Bank Communiqué “A” 3,911 required these bonds to be valued at the lower of their book value or their net present value calculated using an increasing discount rate specified by such Communiqué and supplementary rules.
As of December 31, 2007 and 2006, they were classified as holding for trading or intermediation. As of December 31, 2008, a significant portion of them is classified as holding in special investment accounts in accordance with Central Bank rules.
For more information, see note 4.4.b.1) and b.2) to our audited consolidated financial statement, for the year ended December 31, 2008.
These BOGARs are classified for US GAAP purposes as available for sale securities and carried at fair value with the unrealized gain or loss, net of income taxes, recognized as a charge or credit to equity through other comprehensive income in accordance with SFAS No. 115 “Accounting for certain investment in debt or equity securities”. In connection with estimating the fair value of the BOGARs, the Bank used quoted market values.
Instruments issued by Central Bank of Argentina and other securities
In accordance with Central Bank Rules, we classify our portfolio of government securities into trading holding in investment accounts, unlisted securities (mainly government securities and Corporate Bonds) and securities issued by the Central Bank.
For more information, see note 4.4.b.2) to our audited consolidated financial statements, for the year ended December 31, 2008.
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
The Bank has evaluated the changes in the argentine macroeconomic environment and this decline in fair value to determine whether it is other than temporary and has not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2008 related to the following reasons:
a)	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

b)	The principal and interest payments have been made as scheduled, and there is not evidence that the debtor will not continue to do so;

c)	The Bank has the intention and the ability to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs.
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

The loan loss reserve is maintained in accordance with the Central Bank rules. This results from evaluating the degree of debtors’ compliance and the guarantees and collateral supporting the respective transactions.
Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the write-off of nonperforming loans classified as “non-recoverable” after a certain period of time and on management’s decisions to write off non-performing loans evidencing a very low probability of recovery.
Under the Central Bank rules, a minimum loan loss reserve is calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer and housing loan borrowers. Although, we are required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the Central Bank, we are allowed to establish additional loan loss reserve.
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
We record provisions after evaluating the loan portfolio in terms of delay (for consumer loans) or constant monitoring (for commercial loans). This process determines whether an increase or decrease in charges for non-performing loans is required based on our estimate of whether the credit is worsening or improving, or whether the loan is repaid. Our loan loss charges have been historically stable (absent the impact of the Argentine crisis), accommodating qualitative and quantitative changes in the composition of our loan portfolio. As we are all aware, the world’s economy is sustaining a highly virulent crisis that is affecting, to a lesser or larger extent, the levels of economic activity and employment and dragging down foreign trade. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment in value. Therefore, the Executive Committee has decided to increase the allowance for loan losses related to the loan portfolio as of December 31, 2008 to such amounts presently required by regulators.
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
Impaired loans — Non Financial Private Sector and residents abroad
The Bank applies SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures” for computing U.S. GAAP adjustments. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.
Interest recognition — non-accrual loans
The method applied to recognize income on loans is described in note 4.4.d of our audited consolidated financial statements for the year ended December 31, 2008. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt, generally after 90 days of being past due. Accrued interest remains on our books and is considered a part of the loan balance when determining the loan loss reserve.
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
Negative goodwill, if any, is amortized under the straight-line method over 5 years or charged to income depending on the reasons therefore.

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
Fair value of financial instruments
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, SFAS 157 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that Banco Macro has the ability to access.
Level 2: Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:
a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in less-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.
We use fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities (debt instruments issued by National Government and B.C.R.A., shares, mutual funds and corporate bonds) classified as available for sale or trading account, forward transactions pending settlement and derivatives (forward transactions without delivery of underlying assets and interest rate swaps). Fair value is also used when evaluating impairment on certain assets including available for sale securities, intangibles, long-lived assets, and for annual disclosures required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments.
C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
At the end of fiscal 2008, we were the first private bank in shareholders’ equity terms, the second bank as to loans to the private sector and the third bank as to deposits, thus becoming the private network with the most branches in the interior of Argentina. This great spreading over Argentine regional economies and the sectors that are availing themselves of the economic recovery imply a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provide us with a source of growth and low costs in its deposit base.

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
F. Contractual Obligations
The following table represents our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of pesos)
Contractual obligations
Central Bank (1)	302,760	78,939	148,857	74,539	425
Banks and international institutions	232,422	59,737	172,685	—	—
Corporate Bonds	724,873	16,518	—	303,321	405,034
Financing received from Argentine financial institutions	73,806	31,846	7,649	7,867	26,444
Operating leases	49,199	17,516	25,388	2,097	4,198
Other	627,140	545,183	6,193	2,751	73,013
Subordinated corporate bonds	521,681	2,740	886	—	518,055

Total contractual obligations	2,531,881	752,479	361,658	390,575	1,027,169

Commercial commitments
Lines of credit	13,502	13,502	—	—	—
Guarantees	283,246	118,529	89,232	48,184	27,301
Standby letters of credit	76,583	51,551	25,032	—	—

Total commercial commitments	373,331	183,582	114,264	48,184	27,301

(1)
As mentioned in note 2, to our audited consolidated financial statements for the year ended December 31, 2008., during January and February 2009, as set forth by Central Bank resolution No. 06/2009 the Bank and its subsidiary Nuevo Banco Bisel S.A. have decided to prepay to payable amounts resulting from loans received to acquire Argentine government bonds intended for the depositors of former Nuevo Banco Suquia S.A and Nuevo Banco Bisel S.A in the amount of 291,609 (see note 7.2.b to our audited consolidated financial statements for the year ended December 31, 2008).

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
We are managed by our board of directors, which is currently comprised of twelve members and four alternate members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than eight board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.
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
BOARD OF DIRECTORS
The following table sets forth information about the members and alternate members of our board of directors as of December 31, 2008:

				Year of
			Year First	Expiration of
Name	Position	Age	Appointed	Term
Jorge Horacio Brito	Chairman	56	2002	2008
Delfín Jorge Ezequiel Carballo	Vice Chairman	56	2002	2008
Jorge Pablo Brito	Director	29	2002	2008
Juan Pablo Brito Devoto	Director	48	2002	2010
Roberto Julio Eilbaum	Director	64	2002	2010
Luis Carlos Cerolini	Director	54	2002	2010
Carlos Enrique Videla	Director	63	2002	2009
Alejandro Macfarlane	Director	43	2005	2009
Guillermo Eduardo Stanley	Director	60	2006	2009
Constanza Brito	Director	27	2007	2009
Mario Eduardo Bartolomé	Alternate director	63	2004	2008
Ernesto Eduardo Medina	Alternate director	41	2002	2008
Marcos Brito	Alternate director	26	2007	2008
Fernando Raúl García Pulles	Alternate director	53	2007	2008

The following table sets forth information about the members and alternate members of our board of directors elected by the Ordinary and Extraordinary Shareholders’ Meeting held on April 21, 2009.

				Year of
			Year First	Expiration of
Name	Position	Age	Appointed	Term
Jorge Horacio Brito	Chairman	56	2002	2011
Delfín Jorge Ezequiel Carballo	Vice Chairman	56	2002	2011
Jorge Pablo Brito	Director	29	2002	2011
Marcos Brito	Director	26	2007	2011
Hugo Alvarez (1)	Director	59	2009	2011
Juan Pablo Brito Devoto	Director	49	2002	2010
Roberto Julio Eilbaum	Director	64	2002	2010
Luis Carlos Cerolini	Director	55	2002	2010
Carlos Enrique Videla	Director	64	2002	2009
Alejandro Macfarlane	Director	43	2005	2009
Guillermo Eduardo Stanley	Director	61	2006	2009
Constanza Brito	Director	27	2007	2009
Mario Eduardo Bartolomé	Alternate director	63	2004	2011
Ernesto Eduardo Medina	Alternate director	42	2002	2011
Delfin Federico Ezequiel Carballo (1)	Alternate director	24	2009	2011
Fernando Raúl García Pulles	Alternate director	54	2007	2011

(1)	Central Bank authorization is still pending.
The following family relationships exist within the board of directors: (i) Chairman Jorge Horacio Brito and Vice Chairman Delfín Jorge Ezequiel Carballo are brothers-in-law; (ii) Directors Jorge Pablo Brito and Marcos Brito are the sons of Chairman Jorge Horacio Brito and the nephews of vice chairman Delfín Jorge Ezequiel Carballo; (iii) Director Constanza Brito is the daughter of Chairman Jorge Horacio Brito and the niece of vice chairman Delfín Jorge Ezequiel Carballo; (iv) Chairman Jorge Horacio Brito and Director Juan Pablo Brito Devoto are cousins; (v) Directors Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings; and (vi) Delfín Federico Ezequiel Carballo is the son of Vice Chairman Delfín Jorge Ezequiel Carballo and the nephew of Chairman Jorge Horacio Brito.
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
The following table sets forth certain relevant information of our executive officers and our senior management as of December 31, 2008:

			Year First
Names	Position	Age	Appointed
Jorge Horacio Brito	Chief Executive Officer	56	2002
Delfín Jorge Ezequiel Carballo	Chief Financial Officer	56	2002
Juan Pablo Brito Devoto	Chief Accounting Officer	49	2002
Jorge Pablo Brito	Coordinator of the Executive Committee	29	2006
Guillermo Goldberg	Deputy general manager	51	2005
Ernesto Eduardo Medina	Systems and Technology manager	42	2007
Jorge Francisco Scarinci	Financial and Investor relations manager	38	2006
Ana María Magdalena Marcet	Credit risk manager	47	2002
Miguel Gurfinkiel	Government portfolio manager	58	2006
Horacio Sistac	Corporate banking manager	52	2005
Francisco Muro	Retail banking manager	35	2008
Brian Anthony	Branch network manager	35	2005
Eduardo Roque Covello	Operations manager	51	2006
Máximo Eduardo Lanusse	Administration manager	35	2007
Daniel Hugo Violatti	Accountancy and Tax manager	46	2003
Constanza Brito	Human Resources manager	27	2005
Carmen Esther Estévez	Internal audit manager	51	2002
Ernesto López	Legal manager	36	2008
Milagro Medrano	Institutional relations manager	32	2002
Gerardo Alvarez	Security and Fraud control manager	39	2008
Set forth below are brief biographical descriptions of the members of our board of directors and our senior management as of December 31, 2008. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Republic of Argentina.

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our board of directors and member of our executive committee and senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the board of directors of Nuevo Banco Bisel S.A., Banco del Tucumán S.A., Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and Inversora Juramento S.A.
Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our board of directors and a member of our executive committee and our senior credit committee. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the board of directors of Nuevo Banco Bisel S.A., Banco del Tucumán S.A., Sud Inversiones y Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa.
Jorge Pablo Brito was born on June 29, 1979. He is a member of our board of directors, the coordinator of our executive committee and a member of our senior credit committee, our technology and systems committee and our internal audit committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the board of directors of Macro Warrants S.A, , as vice-chairman of the board of directors of Inversora Juramento S.A. and as director of Nuevo Banco Bisel S.A., Banco del Tucumán S.A., Sud Inversions y Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa.
Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our board of directors, our internal audit committee and our technology and systems committee. He has been with our bank since December 1992. Mr. Brito Devoto holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Brito Devoto serves as a chairman of the board of directors of Macro Bank, as director of Nuevo Banco Bisel S.A., and Sud Inversiones y Análisis S.A. and as alternate director of Banco del Tucumán S.A. and Macro Securities S.A. Sociedad de Bolsa.
Roberto Julio Eilbaum was born on December 23, 1944. He is a member of our board of directors, and has been a member of the board since June 2002. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina. Mr. Eilbaum also serves as alternate director of Nuevo Banco BiselS.A. and Banco del Tucumán S.A.
Luis Carlos Cerolini was born on January 27, 1954. He is a member of our board of directors and has been a member of the board since April 2000. Mr. Cerolini holds a law degree granted by the National University of Córdoba in Argentina. Mr. Cerolini also serves as vice-chairman of Provincanje S.A. and director of Nuevo Banco Bisel S.A., Banco del Tucumán S.A., Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa, Macro Warrants S.A. and ACH S.A. Cámara Compensadora Electrónica.
Carlos Enrique Videla was born on March 21, 1945. He is a member of our board of directors and an independent member of our audit committee and our internal audit committee. He has been a member of the board since December 1999. Mr. Videla holds a law degree from the Law School of the Catholic University of Argentina. Mr. Videla also serves as alternate director of Nuevo Banco Bisel S.A.
Alejandro Macfarlane was born on August 16, 1965. He is a member of our board of directors, and has been a member since April 2005, and is an independent member of our audit committee. He also serves as chairman of the board of directors of Empresa Distribuidora y Comercializadora Norte or Edenor S.A.
Guillermo Eduardo Stanley was born on April 27, 1948. He has worked for the Company since May 2005 and he has been a member of our board of directors since May 2006. He is an independent member of our audit committee. He also serves as director of Havanna S.A.
Hugo Alvarez was born on August 21, 1949. He is a member of our board of directors, and has been a member since April 2009, Mr. Alvarez holds an accountant degree from the La Plata National University. He also serves as chairman of M.A.P Consultant.
Constanza Brito was born on October 2, 1981. She is the Human Resources manager for the Bank. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005. Ms. Brito also serves as alternate director of Banco del Tucumán S.A.
Mario Eduardo Bartolomé was born on August 12, 1945. He is an alternate member of our board of director and has served on the board since July 2004.
Delfín Federico Ezequiel Carballo was born on July 4, 1984. He holds an economics degree from the Universidad Torcuato Di Tella. He is an alternate member of our board of directors.
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
Marcos Brito was born on October 5, 1982. He holds an economics degree from the Universidad Torcuato Di Tella. He is a member of a board of directors of Nuevo Banco Bisel S.A. and an alternate member of our board of directors.
Fernando Raúl García Pulles was born on April 15, 1955. He has two legal titles, that of lawyer, and Doctor of Juridical Sciences, both granted by the Catholic University of Argentina. Mr. García Pulles served as Subprocurer for the nation’s treasury from 1991 to 1995. He is a partner of Estudio García Pulles-Calatrava & Asociados and off-counsel lawyer in Estudio O’Farrell.

Guillermo Goldberg was born on January 30, 1957. He is our Deputy general manager. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.
Jorge Francisco Scarinci was born on May 19, 1970. He is the head of investor relations and our finance manager. Mr. Scarinci holds a degree from the School of Economics of the University of Belgrano in Argentina, a master in finance from the University of CEMA and became CFA in 2001.
Ana María Magdalena Marcet was born on February 24, 1961. She is our credit portfolio manager, as well as the relations manager with the Central Bank. She has been a member of our staff since December 1996. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a master in banking management from the University of CEMA, both located in Argentina.
Miguel Leon Gurfinkiel was born on December 13, 1950. He is the Government portfolio manager. He has been a member of our staff since April 2006.
Horacio Sistac was born on March 7, 1956. He is our Corporate Banking manager. Mr. Sistac holds a public accounting degree from the Catholic University of Buenos Aires in Argentina. Mr. Sistac has been with us since September 2005.
Francisco Muro was born on March 2, 1973. He is our Retail banking manager. Mr. Muro holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Muro has been with us since August 2004.
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
Ernesto López was born on October 5, 1972. Mr. López holds a law degree from the Law School of the University of Buenos Aires in Argentina. He is our legal manager. He has been a member of our staff since October 1999.
Milagro Medrano was born on October 27, 1976. She is our institutional relations manager and a member of our operations and systems committee. She is an alternate director of Banco del Tucumán S.A.. Ms. Medrano holds a business management degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.
Gerardo Alvarez was born on December 13, 1969. He is our security and fraud control manager. Mr. Alvarez holds a law degree from the University of Argentine Federal Police. He has been with us since January 2006.
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
The aggregate amount of compensation paid by us to all of our directors, alternate directors and senior management for the fiscal year 2008 was Ps. 43.5 million.
Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices
Corporate Governance
As a listed company on the New York Stock Exchange (“NYSE”), we are required under the rules governing listed companies to (i) comply with SEC’s requirements concerning audit committee, (ii) submit annual written affirmation to the NYSE and an Interim Written Annual Affirmation each time a change occurs in the Board of Directors or the Audit Committee, and (iii) disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. Finally, and, (iv) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.macro.com.ar. For further information see item 16.G.
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
Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley and Fernando Raúl García Pulles qualify as independent members of the board of directors under these criteria. Ladislao Szekely, Santiago Marcelo Maidana, Herman Fernando Aner, Alejandro Almarza, Horacio Della Rocca and Alejandro Carlos Piazza qualify as independent members of our supervisory committee.
On April 21, 2009 Alejandro Almarza, Santiago Marcelo Maidana, Leonardo Pablo Cortigiani, Carlos Javier Piazza, Horacio Della Rocca and Alejandro Carlos Piazza were appointed as members of our supervisory committee, whoever qualify as independent members.
For information on the expiration of current terms of directors see “Item 6.A.”
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
The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2008:

			Year of	Current
Name	Position	Age	Appointment	Term Ends
Ladislao Szekely	Syndic	55	2008	April 2009
Santiago Marcelo Maidana	Syndic	78	2008	April 2009
Herman Fernando Aner	Syndic	54	2008	April 2009
Alejandro Almarza	Alternate syndic	50	2008	April 2009
Horacio Della Rocca	Alternate syndic	54	2008	April 2009
Alejandro Carlos Piazza	Alternate syndic	53	2008	April 2009

The following table sets forth certain relevant information of the members of our supervisory committee elected by the Ordinary and Extraordinary Shareholders’ Meeting held on April 21, 2009:

			Year of	Current
Name	Position	Age	Appointment	Term Ends
Alejandro Almarza	Syndic	51	2009	April 2010
Santiago Marcelo Maidana	Syndic	79	2009	April 2010
Leonardo Pablo Cortigiani	Syndic	41	2009	April 2010
Carlos Javier Piazza	Alternate syndic	51	2009	April 2010
Horacio Della Rocca	Alternate syndic	55	2009	April 2010
Alejandro Carlos Piazza	Alternate syndic	54	2009	April 2010
Set forth below are brief biographical descriptions of the members of our supervisory committee:
Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Almarza also served as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and Macro Warrants S.A., and as an alternate syndic of Nuevo Banco Bisel S.A, Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.
Santiago Marcelo Maidana is a syndic on our supervisory committee. Mr. Maidana holds a law degree from the University of Buenos Aires in Argentina. Mr. Maidana also served as syndic of Nuevo Banco Bisel S.A., Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Maidana was admitted to the Bar of the City of Buenos Aires in 1957.
Leonardo Pablo Cortigiani is a syndic on our supervisory committee. Mr. Cortigiani holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.
Carlos Javier Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.
Horacio Della Rocca is an alternate syndic on our supervisory committee. Mr. Della Rocca holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Della Rocca also served as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and as alternate syndic of Nuevo Banco Bisel S.A., Macro Warrants S.A., Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Della Rocca was admitted to the Accountants Professional Association of the City of Buenos Aires in 1977.
Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also served as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and as an alternate syndic of Nuevo Banco Bisel S.A., Macro Securities S.A. Sociedad de Bolsa, and Sud Inversiones y Análisis S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.
Audit Committee
Our audit committee is comprised of three directors, all of them have independent status according to CNV Rules, and one alternate director, who is independent. The Argentine independence standards under CNV Rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.
All of the members of our audit committee who were appointed through a resolution of the board of directors dated May 2, 2007 were elected for one-fiscal year renewable terms. They were renewed by the board of directors in June 6, 2008 and in April 24, 2009.
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
The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2008:

			Year of
Name	Position	Age	Appointment	Status
Guillermo Eduardo Stanley	Chairman	60	2007	Independent
Carlos Enrique Videla	Vice Chairman	63	2007	Independent
Alejandro Macfarlane	Member	43	2007	Independent
Fernando Raúl García Pulles	Alternate Member	53	2007	Independent

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
The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2008:

Name	Position
Juan Pablo Brito Devoto	Director
Jorge Pablo Brito	Director
Carlos Enrique Videla	Director (Independent)
Carmen Estévez	Internal audit manager — coordinator
Systems and technology. The systems and technology committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.
The following table sets forth certain relevant information of senior members of the systems and technology committee as of December 31, 2008:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Systems and technology manager — coordinator
Eduardo Roque Covello	Operations manager
Brian Anthony	Branch network manager
Constanza Brito	Human Resources manager
Milagro Medrano	Institutional relations manager
Daniel Hugo Violatti	Accountancy and Tax manager
Claudia Cueto	System Development manager
Miguel Ángel Fernández	Technology and Support manager
Ricardo Ojeda	Production manager
Guillermo Powell	IT Security manager
Lídia Levato	Plan and Control manager
Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps. 5,000,000 and examines periodic reports related to our loan portfolio. The following table sets forth certain relevant information of the members of the senior credit committee, as of December 31, 2008:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
Ana M. Marcet	Credit Risk manager — coordinator
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
The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2008:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director — coordinator

Committee on assets and liabilities. The committee on assets and liabilities is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to Banco Macro’s liquidity, market, interest rate and currency risks.
The following table sets forth certain relevant information of the members of our committee on assets and liabilities as of December 31, 2008:

Name	Position
Delfin Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
Roberto Eilbaum	Director
Guillermo Goldberg	Deputy general manager
Jorge Scarinci	Financial and Investor relations manager
Brian Anthony	Branch network manager
Horacio Sistac	Corporate banking manager
Francisco Muro	Retail banking manager
Committee on operational risk. The committee on operational risk is responsible for the evaluation of the risk operations administration model. It has the authority to investigate any topic that may need the intervention of the committee and its functions include: (i) appraising changes in policies, procedures and structures and submitting them to the consideration of the Board of Directors; (ii) evaluating periodic reports from the Operational Risk Area and informing the Executive Board of any relevant details; (iii) reviewing, at least annually, the Bank’s firm-wide framework regarding management of operational risk; (iv) promoting the creation of an organizational culture that prioritizes the administration of Operational Risk, including standards of conduct, integrity and behavior ethics for personnel; and (v) providing an executive-level forum for discussion and decision-making on all aspects of Operational Risk and its management, compliant with all the obligations imposed by applicable laws and decrees.
The following table sets forth certain relevant information of the members of our committee on operational risk as of December 31, 2008:

Name	Position
Jorge Pablo Brito	Director
Guillermo Goldberg	Deputy general manager
Ernesto Medina	Systems and technology manager
Alberto Figueroa	Supervisory entities relation manager
Pablo Siwacki	Responsible for operational risk sector — coordinator
Anti-money laundering committee. The anti-money laundering committee is responsible for Planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to: (i) define policies for compliance with anti-money laundering corporate guidelines, (ii) be a permanent forum for the discussion of money laundering and terrorist financing risks that affect the Entity in its entirety, (iii) promote the definition of strategies so that the Entity will establish more effective controls to prevent money laundering and terrorist financing and implement such controls, (iv) take care of the continued updating of the Manual of Procedures for the prevention of money laundering and terrorist financing, in accordance with regulatory changes and new Entity needs, (v) monitor the implementation of a program designed to provide training and raise awareness regarding the prevention and control of asset laundering and terrorist financing, (vi) establish appropriate mechanisms for the internal reporting of unusual / suspicious activities, (vii) report any unusual or suspicious transactions to the relevant Agencies in compliance with applicable regulations, and subsequently inform the Board of Directors, (viii) provide support to the head of the anti-money laundering committee in the examination of unusual or suspicious transactions, (ix) approve and follow-up the work program submitted by the anti-money laundering committee for the relevant fiscal year, for which it will report to the Board of Directors and (x) perform any other duties that may be imposed under applicable laws and regulations.
The following table sets forth certain relevant information of the members of our anti-money laundering committee as of December 31, 2008:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Luis Cerolini	Director
Guillermo Goldberg	Deputy general manager
Jorge Scarinci	Financial and Investor relations manager
Alfredo Cobos	Responsible for Anti-money laundering sector — coordinator

D. Employees
As of December 31, 2008, we had 7,973 employees, 35% of whom worked at our headquarters and the remaining 65% at our branches. At December 31, 2008, more than 90% of our employees were represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our union and non-union employees and have never experienced a work stoppage. In connection with our acquisitions of Nuevo Banco Suquía and Nuevo Banco Bisel we agreed not to lay off Nuevo Banco Suquía and Nuevo Banco Bisel employees; however, unplanned layoffs occurred, not related to severance plans but to the normal course of business and the bank’s personnel policies. The payments related to the layoffs were immaterial.

	As of December 31,
Employees	2006	2007	2008
Headquarters	2,553	2,713	2,805
Branches	5,032	5,155	5,168

Total	7,585	7,868	7,973

E. Share Ownership
The persons who are currently members of our board of directors, our supervisory committee or are our senior management held as a group 246,275,705 shares of our capital stock as of December 31, 2008. This represented approximately 36.01% of our outstanding capital stock as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, and Marcos Brito, no member of our board of directors, the supervisory committee or senior management beneficially owned shares as of December 31, 2008.
The following table sets forth the beneficial ownership of our shares by the members of our board of directors, our supervisory committee and members of senior management:

			Percentage of
	Number of	Percentage of	Voting
Shareholder Name	shares owned	capital stock(%)	rights(%)
Jorge Horacio Brito	125,507,961	18.35%	20.12%
Delfín Jorge Ezequiel Carballo	113,258,507	16.56%	18.22%
Juan Pablo Brito Devoto	6,691,999	0.98%	1.07%
Jorge Pablo Brito	244,168	0.04%	0.03%
Luis Carlos Cerolini	185,400	0.03%	0.03%
Carlos Enrique Videla	172,838	0.03%	0.03%
Alejandro Macfarlane	154,832	0.02%	0.02%
Marcos Brito	60,000	0.01%	0.01%

Total	246,275,705	36.01%	39.53%

Additionally, the persons who are currently members of our board of directors, our supervisory committee or are our senior management held as a group a total of 246,398,233 shares of our capital stock as of May 31, 2009. This represented approximately 35.82% of our outstanding capital stock as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Cerolini, Carlos Enrique Videla and Jorge Pablo Brito no member of our board of directors, the supervisory committee or senior management beneficially owned shares as of May 31, 2009.
The following table sets forth the beneficial ownership of our shares by the members of our board of directors, our supervisory committee and members of senior management, as of May 31, 2009:

	Number of	Percentage of	Percentage of
Shareholder Name	shares owned	capital stock(%)	Voting rights(%)
Jorge Horacio Brito	124,257,417	18.17%	19.95%
Delfín Jorge Ezequiel Carballo	113,258,507	16.56%	18.23%
Juan Pablo Brito Devoto	6,691,999	0.98%	1.07%
Jorge Pablo Brito	327,909	0.05%	0.04%
Carlos Enrique Videla	199,921	0.03%	0.03%
Luis Carlos Cerolini	193,400	0.03%	0.03%

Total	244,929,153	35.82%	39.35%

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of December 31, 2008, we had 608,437,455 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 597,201,785 Class B shares. Additionally, during 2008 the Bank repurchased 75,541,518 Class B shares, resulting in a total of 683,978,973 shares, all of them with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights. As of December 31, 2008, we had 7,097 holders of our shares.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2008:

	Number of	Number of		Percentage of		Percentage of
	Class A	Class B shares		capital stock		Voting rights
Shareholder Name	shares owned	owned	Total	(%)		(%)
ANSES	—	182,053,609	182,053,609	26.62	%(1)	24.98%
Jorge Horacio Brito	5,292,143	120,215,818	125,507,961	18.35%		20.12%
Delfín Jorge Ezequiel Carballo	4,895,416	108,363,091	113,258,507	16.56%		18.22%
Other Shareholders (3)	1,048,111	262,110,785	263,158,896	38.47	%(2)	36.68%

Total	11,235,670	672,743,303	683,978,973	100.00%		100.00%

(1)
Although ANSES holds capital stock for up to 26.62%, pursuant to section 8 of Law No. 26,425 and its cross-reference to section 76 of Law No. 24,241, such shareholder’s voting rights are limited to 5%. In the shareholders meetings held on April 21, May 12 and 27, 2009, ANSES made reserve of the right to vote without such limit.

(2)	The 15.69% of capital stock is held in the form of ADSs issued by The Bank of New York.

(3)	Includes 75,541,518 repurchased shares.
As of May 31, 2009, we had 593,337,281 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 582,101,611 Class B shares. Additionally, as of April 29, 2009, the Bank repurchased 90,641,692 Class B shares, resulting in a total of 683,978,973 shares, all of them with a par value of Ps.1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights. As of May 31, 2009, we had 6,183 holders of our shares.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of May 31, 2009:

	Number of	Number of		Percentage of		Percentage of
	Class A	Class B shares		capital stock		Voting rights
Shareholder Name	shares owned	owned	Total	(%)		(%)
ANSES	—	182,053,609	182,053,609	26.62	%(1)	24.98%
Jorge Horacio Brito	5,292,143	118,965,274	124,257,417	18.17%		19.95%
Delfín Jorge Ezequiel Carballo	4,895,416	108,363,091	113,258,507	16.56%		18.23%
Other Shareholders (3)	1,048,111	263,361,329	264,409,440	38.65	%(2)	36.84%

Total	11,235,670	672,743,303	683,978,973	100.00%		100.00%

(1)
Although ANSES holds capital stock for up to 26.62%, pursuant to section 8 of Law No. 26,425 and its cross-reference to section 76 of Law No. 24,241, such shareholder’s voting rights are limited to 5%. In the shareholders meetings held on April 21, May 12 and 27, 2009, ANSES made reserve of the right to vote without such limit.

(2)	The 13.97% of capital stock is held in the form of ADSs issued by The Bank of New York.

(3)	Includes 90,641,692 repurchased shares.

The table below represents the evolution of our capital stock and the material changes in equity participation of the controlling shareholders, in both cases, since June 30, 2002:

	Outstanding Capital
Date	Stock (Ps.)	Event	Controlling Shareholders
June 30, 2002	64,410,357	Capital increase	Banco Macro S.A. 59.58%

January 31, 2003	455,242,646	Capitalization of	Banco Macro S.A. 81.23%
		irrevocable capital
		contributions

December 31, 2003	608,943,437	Merger with Banco Macro S.A.	Jorge H. Brito 30.93%
			Delfín Jorge Ezequiel Carballo 25.73%
			Fernando Andrés Sansuste 11.75%
			Juan Pablo Brito Devoto 2.12%

March 23, 2006	683,943,437	Capital Increase	Jorge H. Brito 18.9%
			Delfín Jorge Ezequiel Carballo 16.7%
			Fernando Andrés Sansuste 7.6%
			Juan Pablo Brito Devoto 1.3%

May 12, 2006	683,943,437	Transference of shares	Jorge H. Brito 21.64%
			Delfín Jorge Ezequiel Carballo 19.56%
			Juan Pablo Brito Devoto 1.27%

May 31, 2007	683,943,437	Transference of shares	Jorge H. Brito 18.87% (1)
			Delfín Jorge Ezequiel Carballo 16.80% (1)
			Juan Pablo Brito Devoto 0.10% (1)

February 29, 2008	683,978,973	Capital Increase (2)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.37%
			Juan Pablo Brito Devoto 0.98%

December 31, 2008	608,437,455	Share repurchases (3)	Jorge H. Brito 18.35%
			Delfín Jorge Ezequiel Carballo 16.56%
			Juan Pablo Brito Devoto 0.98%

(1)	Monthly movements mainly from November 2006.

(2)
On June 4 and June 5, 2007, Shareholders’ Meetings for Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, resolved to authorize the merger of the two entities and increase the capital stock of Banco Macro S.A. from Ps.683,943,437 to Ps.683,978,973, issuing 35,536 Class B ordinary shares with a Ps. 1.00 par value each and the right to one vote per share, to be granted to the minority shareholders of Nuevo Banco Suquía S.A. as a result of the merger. Although this capital increase was authorized in 2007, the new shares were issued on February 12, 2008.

(3)
As of December 31, 2008, we had 608,437,455 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 597,201,785 Class B shares. Additionally, during 2008 the Bank repurchased 75,541,518 Class B shares, resulting in a total of 683,978,973 shares, all of them with a par value of Ps.1.00 per share. For more detailed information regarding the Bank’s share repurchases, please refer to Item 16E.

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
We are required by the Central Bank to present, on a monthly basis, a list of the outstanding amount of credit advanced to directors, controlling shareholders, officers and other related entities that is recorded in the minute book of the Board of Directors. Central Bank Rules establish that loans to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public. Additionally, the Central Bank establishes limits for the transactions with related parties.
For the year ended December 31, 2008, 2007 and 2006 an aggregate of Ps. 17.8 million, Ps. 15.8 million and Ps. 36.8 million, respectively, in financial assistance granted by us (credit, including guarantees granted) was outstanding to related parties. “Related parties” is defined as our directors, our senior officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated. The single largest amount of financial assistance outstanding as of December 31, 2008 was Ps. 7.8 million to Inversora Juramento S.A with an average interest rate of 25.6%
Likewise, as of December 31, 2008, 2007 and 2006, the deposits made by related parties to the bank amounted to Ps. 67.1 million, Ps. 141.7 million and Ps. 271.3 million.
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
The following table sets forth the cash dividends paid to our shareholders in 2003 through 2008. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

			Aggregate
			Dividend
			Payment
Based on financial statements for year ended		Dividends per Share	(in millions of
December 31,	Payment Dates	(in pesos)	pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008 (1)	May 2009	0.25	149.9

(1)	Central Bank authorization is still pending. Dividends may be paid for an amount up to Ps.149.9 million.
Central Bank and contractual limitations on distribution of dividends
The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent, which were analyzed on case-by-case basis.
The Central Bank has eased these restrictions through Communication “A” 4589, as amended by Communication “A” 4591 and others, by providing for a mechanism for the calculation of distributable profits of the financial institutions:
The Superintendency of Financial Institutions will review the ability of the bank to distribute dividends upon the bank’s requests for its approval. Such request has to be filed within 30 business days prior to the shareholders meeting that will resolve the approval of the annual financial statements. The Superintendency of Financial Institutions will authorize the distribution of dividends when none of the following circumstances are verified during the month preceding the request for the payment of dividends:
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
Central Bank authorization for the distribution of dividends corresponding to the fiscal year ended December 31, 2008 is still pending.
Additional regulatory and contractual restrictions exist which affect the distribution of earnings and are included in Note 15 of our consolidated Financial Statements as of December 31, 2008.
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
Item 9. The Offer and Listing
A. Offer and listing details
The table below shows the high and low market prices in pesos for our Class B shares on the Buenos Aires Stock Exchange for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low

2009:
May	6.55	4.20
April	4.20	3.74
March	4.00	3.36
February	3.85	3.56
January	4.19	3.70

December 2008	4.05	3.35

2008	8.46	2.12
2007	12.30	7.20
2006	9.51	5.32
2005	5.45	3.47
2004	3.76	2.19

2008
4th quarter	6.15	2.12
3rd quarter	6.60	5.00
2nd quarter	8.46	5.37
1st quarter	8.16	6.70

2007:
4th quarter	10.15	7.20
3rd quarter	10.70	7.29
2nd quarter	11.75	9.80
1st quarter	12.30	8.95
Source: Buenos Aires Stock Exchange Bulletin.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
Banco Macro (1)	High	Low

2009:
May	17.27	10.43
April	12.00	9.63
March	10.45	8.72
February	10.88	9.24
January	12.83	9.75

December 2008	11.95	9.19

2008	26.67	4.92
2007	39.11	22.40
2006	31.96	18.35

2008:
4th quarter	19.11	4.92
3rd quarter	21.62	15.44
2nd quarter	26.67	16.61
1st quarter	25.99	20.86

2007:
4th quarter	31.92	22.75
3rd quarter	34.82	22.40
2nd quarter	39.00	31.98
1st quarter	39.11	29.30
Source: Reuters

(1)	Banco Macro was first listed on NYSE in March 2006.
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
Not applicable.
B. Memorandum and Articles of Association
General
We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Buenos Aires, Argentina, under Nr. 1154 of Book 2, Volume 75 of Sociedades Anónimas. A translation of our bylaws has been filed as an exhibit to our 2006 annual report on form 20-F filed on July 13, 2007.
As of December 31, 2008, our capital stock consists of Ps. 683,978,973, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 672,743,303 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.
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
Shareholders’ liability
Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under Argentine corporate law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also "Risk Factors — Our shareholders may be subject to liability for certain votes of their securities”.
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
Argentine corporate law reserves the right to cumulative voting in order to elect up to one third of the directors to fill vacancies of the board of directors, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect minority interests, as it gives rise to the possibility, but does not ensure, that minority interests will be able to elect some of their candidates to the board of directors. Such system works by multiplying the number of members that are taking part in the proceeding by the number of contemplated vacancies, which cannot exceed one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the board of directors.
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
Election of directors
Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than eight board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.
Anti-takeover provisions
Our bylaws do not contain any provision that would (i) oblige us to disclose information regarding our shareholders; (ii) have the effect of delaying, deferring or preventing a change in control, the last of which may happen only in the event of a merger, acquisition or public offering for acquisition.
Form and transfer
Our current capital stock is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores S.A. in the stock registry of the company carried by Caja de Valores S.A. or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores S.A., or with the participants of the Caja de Valores S.A. Caja de Valores S.A. is in charge of maintaining a stock registry on our behalf based on information received from shareholders that choose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores S.A., and in accordance with Argentine law only those holders listed in the stock registry either directly or through participants of the Caja de Valores S.A. will be recognized as shareholders. Shares held by participants of the Caja de Valores S.A. have the same rights as shares recorded in our shareholders’ register.
C. Material Contracts
None.

D. Exchange controls
Exchange rates
On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the peso to float. The shortage of U.S. dollars and their heightened demand caused the peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80 per US$1.00 to an exchange rate of Ps. 3.7465 per US$1.00 at May 31, 2009.
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

	Exchange Rates (1)
			Average	Period-
	High	Low	(2)	end
2003	3.3625	2.7485	2.9493	2.9330
2004	3.0718	2.8037	2.9424	2.9738
2005	3.0523	2.8592	2.9230	3.0315
2006	3.1072	3.0305	3.0741	3.0695
2007	3.1797	3.0553	3.1156	3.1510
2008	3.4537	3.0128	3.1614	3.4537
December 2008	3.4537	3.3763	3.4226	3.4537
January 2009	3.4875	3.4497	3.4640	3.4875
February 2009	3.5595	3.4860	3.5115	3.5595
March 2009	3.7167	3.5905	3.6540	3.7135
April 2009	3.7208	3.6738	3.6934	3.7198
May 2009	3.7465	3.6928	3.7245	3.7465

(1)	Until June 2002, asked closing quotations as quoted by Banco de la Nación Argentina. Since July 2002, the reference exchange rate as published by the Central Bank.

(2)	Based on daily closing price.
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
This discussion does not address the estate, gift, or alternative minimum tax consequences of holding Class B shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our Class B shares or ADSs. Moreover, this discussion does not address the state, local, or non-U.S. income or other tax consequences of an investment in our Class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.
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

If a partnership holds our Class B shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our class B shares or ADSs shares should consult its own tax advisor.
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
If we are characterized as a PFIC and, at any time, we have non-U.S. subsidiaries that are classified as PFICs, U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are characterized as a PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either:
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are required to file annual reports, including exhibits, and other information with the SEC and to furnish interim information on Form 6-K. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
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
The following table and graph shows the 5-day 99% confidence VaR for Banco Macro combined trading portfolios for 2008 (in million Pesos):

2008
Minimum	49.7
Maximum	124.7
Average	84.8
December 2008	49.9
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
The following table shows the 3-month 99% confidence VaR for Banco Macro combined interest rate position for 2008 (in millions of Pesos):

2008
Minimum	105.7
Maximum	204.5
Average	165.8
December 2008	181.8
Foreign Exchange Risk
The following table shows the VaR for Banco Macro combined foreign exchange position for 2008 (in millions of Pesos):

2008
Minimum	2.4
Maximum	17.9
Average	6.7
December 2008	17.9

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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2008. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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
Banco Macro’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2008 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.
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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors and Shareholders of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires
We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 of BANCO MACRO S.A. and its subsidiaries, and our report dated June 18, 2009 expressed an unqualified opinion thereon.
City of Buenos Aires,
June 18, 2009
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
CARLOS M. SZPUNAR
Partner

Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Fees Paid to the Company’s Principal Accountant
In 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2007 and 2008 are detailed below.

	For the year ended December 31,
Thousands of Pesos	2007	2008

Audit Fees	7,074	9,097
Audit Related Fees	1,733	442
All Other Fees	127	35

Total	8,934	9,574

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

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				Maximum number of shares/Pesos
	Total number of		Total number of	that may yet be purchased under the
	shares	Average price	shares purchased as	program
Period	purchased	paid per share	part of the program	in Shares	in $
Month #1 January 1- 31	291,432	6.871	291,432	29,708,568	207,997,588
Month #2 February 1- 29	1,148,000	6.939	1,439,432	28,560,568	200,030,622
Month #3 March 1- 31	—	—	1,439,432	28,560,568	200,030,622
Month #4 April 1- 30	—	—	1,439,432	28,560,568	200,030,622
Month #5 May 1- 31	3,580,870	6.655	5,020,302	24,979,698	176,261,596
Month #6 June 1- 30	7,970,482	6.108	12,990,784	17,009,216	115,048,015
Month #7 July 1- 30	14,752,394	5.550	27,743,178	22,256,822	112,030,278
Month #8 August 1- 31	14,560,016	5.830	42,303,194	7,696,806	40,293,946
Month #9 September 1- 30	5,143,270	5.741	47,446,464	5,082,578	10,767,691
Month #10 October 1- 31	13,219,536	3.839	60,666,000	41,334,000	152,055,524
Month #11 November 1- 30	12,252,676	3.136	72,918,676	29,081,324	124,147,791
Month #12 December 1- 31	2,622,842	3.842	75,541,518	26,458,482	112,213,159

2009

Month #1 January 1- 31	4,158,482	3.853	79,700,000	22,300,000	97,531,279
Month #2 February 1- 28	6,520,000	3.706	86,220,000	15,780,000	67,587,946
Month #3 March 1- 31	3,352,873	3.631	89,572,873	12,427,127	61,462,567
Month #4 April 1- 29	1,068,819	3.841	90,641,692	11,358,308	57,564,636

TOTAL	90,641,692	4.826	90,641,692	11,358,308	57,564,636

Repurchase original program and modifications
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

2.	On May 8, 2008 the Board of Directors of the Bank decided to extend the term for the acquisition of certain shares issued by the Bank for 30 additional calendar days.
3.	On May 14, 2008 the Board of Directors of the Bank decided to amend the price range of certain shares issued by the Bank, fixing such range between Ps. 6.00 per share and up to Ps$. 7.00 per share.

4.	On June 6, 2008 the Board decided to extend the term until July 6, 2008.

5.	Since June 25, 2008 the abovementioned price ranges was fixed between Ps. 5.00 per share and up to Ps$. 7.00 per share.

6.	On July 4, 2008 the Board decided to extend the term until August 6, 2008.
7.
On July 15, 2008 the Board of Directors of the Bank decided to extend the maximum amount up to Ps. 290,000,000 and the maximum number of shares up to 50,000,000, to amend the price range of certain shares issued by the Bank, fixing such range between Ps. 4.00 per share and up to Ps$. 7.00 per share and to extend the term until September 5, 2008.

8.
On September 4, 2008 the Board of Directors of the Bank decided to extend the maximum number of shares up to 52,529,042 and to amend the price range of certain shares issued by the Bank, fixing such range between Ps. 4.00 per share and up to Ps$. 6.00 per share and to extend the term until October 5, 2008.

9.
On October 1, 2008 the Board of Directors of the Bank decided to extend the maximum amount up to Ps. 360,000,000 and the maximum number of shares up to 60,000,000 and to extend the term until November 4, 2008.

10.
On October 20, 2008 the Board of Directors of the Bank decided to amend the price range of certain shares issued by the Bank, fixing such range between Ps. 3.00 per share and up to Ps$. 6.00 per share.

11.
On October 22, 2008 the Board of Directors of the Bank decided to extend the maximum amount up to Ps. 390,000,000 and the maximum number of shares up to 68,000,000 and to amend the price range of certain shares issued by the Bank, fixing such range between Ps. 1.00 per share and up to Ps$. 6.00 per share.

12.
On October 29, 2008 the Board of Directors of the Bank decided to extend the maximum amount up to Ps. 495,000,000 and the maximum number of shares up to 102,000,000, to amend the price range of certain shares issued by the Bank, fixing such range between Ps. 0.01 per share and up to Ps$. 4.00 per share and to extend the term until December 19, 2008.

13.	On December 18, 2008 the Board decided to extend the term until December 31, 2008.

14.	On December 30, 2008 the Board decided to extend the term until February 27, 2009.

15.	On February 26, 2009 the Board decided to extend the term until April 15, 2009.
16.	On April 15, 2009 the Board decided to extend the term until April 30, 2009.
In accordance with the above, until April 29, 2009, the Bank acquired 89,493,692 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of Ps. 437,435,364. On April 21, 2009, the Bank reduced its capital stock in an amount of Ps. 60,000,000, representing 60,000,000 Class B shares, with a par value of Ps. 1 each and entitled to 1 vote per share.
Purchases of Corporate Bonds by the Issuer and Affiliated Purchasers

Period	Series 2 v/n US$	Series 3 v/n US$
2008
January 1- 31	9,500,000	—
February 1- 29	—	—
March 1- 31	—	—
April 1- 30	—	—
May 1- 31	—	—
June 1- 30	—	—
July 1- 30	—	—
August 1- 31	—	—
September 1- 30	10,850,000
October 1- 31	12,375,000	1,500,000
November 1- 30	1,300,000	6,160,000
December 1- 31	8,530,000	800,000

Total 2008	42,555,000	8,460,000

2009
January 1- 31	—	—
February 1- 29	—	200,000
March 1- 31	—	—
April 1- 30	—	4,500,000
May 1- 31	1,050,000	21,020,000

Total 2009	1,050,000	25,720,000

Total Repurchased	43,605,000	34,180,000

As of December 31, 2008, the Bank repurchased non subordinated corporate bonds of this class for a face value amount of US$ 42,555,000, having formally cancelled a face value amount of US$ 32,725,000. Therefore, as of December 31, 2008, the residual capital totals a face value of US$ 117,275,000. As of May 31, 2009, such repurchases of this class of non subordinated corporate bonds totals a face value amount in pesos equivalent to US$ 43,605,000, and the amount of the formal cancels totals a face value amount in pesos equivalent to US$ 42,555,000.
As of December 31, 2008, the Bank repurchased non subordinated corporate bonds of this class for a face value amount in pesos equivalent to US$ 8,460,000 having formally cancelled a face value amount of US$ 1,500,000. Therefore, the remaining principal totals a face value amount in pesos equivalent to US$ 98,500,000. As of May 31, 2009, such repurchases of this class of non subordinated corporate bonds totals a face value amount in pesos equivalent to US$ 34,180,000, and the amount of the formal cancels totals a face value amount in pesos equivalent to US$ 26,660,000.
Item 16G. Comparison of New York stock exchange corporate governance standards and Argentine corporate governance practices.
Companies listed on the New York Stock Exchange (“NYSE”) must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, Banco Macro S.A. (the “Bank”), while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Business Companies Law, Decree No. 677/01 and the Standards of the Argentine Securities Commission (the “CNV”), in lieu of the provisions of Section 303A, except that it is required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c).
Accordingly:
(i) we must satisfy the Audit Committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06);
(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and
(iii) (y) our Chief Executive Officer (as of the date hereof, Mr. Jorge Brito) must promptly notify the NYSE in writing after any executive officer of the Bank becomes aware of any material non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (z) we must submit an executed Written Affirmation annually to the NYSE (Section 303A.12(c)).
As required by Section 303A.11 of NYSE’s Listed Company Manual, the table below discloses any significant differences between the NYSE rules and the Bank’s corporate governance practices pursuant to Argentine corporate governance rules.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

303A.01-Independent Directors- Listed companies must have a majority of independent directors on its board of directors.	Neither Argentine law nor our by-laws require us to have a majority of independent directors.

303A.02-Independence Tests- No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.
Pursuant to General Resolution No. 368/01 of the CNV, as amended (T.O. 2001), a director is not independent if such director is:

(a)  a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

(b)  is currently an employee or has, in the last three years, been an employee of the listed company;

(c)  a person who has a professional relationship or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

(d) a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

(e)  a person who provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives compensation for such services that is substantially higher than that received as director of the listed company; or

(f) the member is married or is a family member to an individual who would not qualify as independent.

“Material holdings” are shareholdings, either directly or indirectly, that represent at least 35% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors per class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its controlling shareholders.

303A.03-Executive Sessions- Non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Neither Argentine law nor our by-laws require the holding of such meetings and we do not hold non-management directors meetings.

Our by-laws provide, however, that the board shall meet as often as required by the interests of the Bank and at least once a month.

303A.04-Nominating/Corporate Governance Committee- Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.
Neither Argentine law nor our by-laws require the establishment of a nominating/corporate governance committee. We do not have a nominating/corporate governance committee.

Directors are nominated and appointed by the shareholders.

303A.05-Compensation Committee- Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	Neither Argentine law nor our by-laws require the establishment of a compensation committee. We do not have a compensation committee.

The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

303A.06/07-Audit Committee/Requirements- Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

(a)  The audit committee must have a minimum of three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

(b)  If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s audit committee, and shall disclose in the annual proxy statement of the company or in the company’s annual report on Form 10-K, which is filed with the SEC.

(c)  The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(c)(iii)(A)-H) of the NYSE Manual.

(a)  Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. In addition, we are not required to satisfy the audit committee requirements of Rule 10A-3. All of the members of our Audit Committee, as appointed on April 24, 2009, satisfy the independence requirements of Rule 10A-3.

(b)  A comparable provision, relating to an audit committee member’s simultaneous membership on the audit committee of other public companies, does not exist under Argentine law or CNV standards.

(c) The responsibilities of an audit committee, as provided in Decree No. 677/2001 and the CNV standards, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act, including, but not limited to, the following:

A.  discussing the adequacy of its charter and reporting any proposed changes to the Board of Directors;

B.  overseeing the performance of internal control systems, the administrative-accounting system and of all financial information or other facts which could be submitted to the controlling authorities in compliance with the applicable reporting regime;

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

A.  at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

B.  meet to review and discuss the listed company’s annual audited consolidated financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

C.  discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

D.  discuss policies with respect to risk assessment and risk management;

E.  meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

F.  review with the independent auditor any audit problems or difficulties and management’s response;

G.  set clear hiring policies for employees or former employees of the independent auditors; and

H. report regularly to the board of directors.

(d) 303A.07(d) provides that each company must have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes.

C.  issuing an opinion about the Board of Directors’ proposal for the appointment of the external auditors to be retained by the Bank, and ensuring that auditors are objective and independent;

D. reviewing external and internal auditors’ plans, evaluating their performance, and issuing an opinion to that end;

E.  analyzing the different services provided by the external auditors;

F.  reporting on the fees invoiced by external auditors for other related services that secure third-party reliability;

G.  supervising the enforcement of the Bank’s risk management information policies;

H.  providing the market with full disclosure with respect to transactions that give rise to conflict of interests with the Bank’s members or controlling shareholders;

I.  issuing an opinion on the reasonableness of any proposal regarding Directors, management fees and stock option plans proposed by the Board of Directors;

J.  issuing an opinion on the compliance with applicable legal requirements and on the reasonableness of the terms of any issuance of stock or convertible securities that exclude or limit shareholders’ preferential subscription rights;

K.  assessing compliance with relevant rules of conduct;

L.  issuing a related-party transaction opinion as provided by applicable regulations;

M.  preparing an performance plan annually for each fiscal year which is presented to the Bank’s Board of Directors and the Supervisory Committee; and

N.  complying with all other obligations imposed by applicable laws and regulations.

303A.08-Shareholder Approval of Equity Compensation Plans- Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.
We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09-Corporate Governance Guidelines- Listed companies must adopt and disclose corporate governance guidelines.	Neither Argentine law nor our by-laws require the adoption or disclosure of corporate governance guidelines. The CNV, through General Resolution 516/07, issued a recommended Code of Corporate Governance for listed companies, which has recently been adopted by the Bank.

303A.10-Code of Business Conduct and Ethics- Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
Neither Argentine law nor our by-laws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct that applies to all our employees. In addition, we have adopted a specific Code of Ethics for our Directors and Senior Financial Officers.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

303A.12 Certification Requirements-
(a)  Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.
Comparable provisions do not exist under Argentine law and CNV standards. Nevertheless, the Bank has complied with the certification requirements under Section 303A.12 of the NYSE rules.

(b)  Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

(c)  Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See pages F-1 through F-122 of this annual report.
Item 19. Exhibits
EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Amended and Restated Bylaws of Banco Macro S.A., as amended on April 21, 2009.

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
Date: June 23, 2009

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2008, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors and Shareholders of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires
We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2006 financial statements of NUEVO BANCO BISEL S.A., a consolidated subsidiary, which statements reflect total net income of thousand of Ps. 65,079 for the period from August 11, 2006 (acquisition date) through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NUEVO BANCO BISEL S.A., is based solely on the report of the other auditors.
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
In our opinion, based on our audits and, for 2006, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 35 to the consolidated financial statements).
As discussed in notes 4.2. and 4.4.s) to the financial statements, in 2007 the Bank adopted a new Central Bank standard and changed its method of presenting the statement of cash flows.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 18, 2009 expressed an unqualified opinion thereon.
City of Buenos Aires,
June 18, 2009
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
CARLOS M. SZPUNAR
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders’ and
The Board of Directors of
Nuevo Banco Bisel S.A.
We have audited accompanying balance sheet of Nuevo Banco Bisel S.A. (the “Bank”) as of December 31, 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the 143 days period from August 11, 2006 through December 31, 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
Price Waterhouse & Co. S.R.L.
Marcelo Trama
Partner
Buenos Aires, Argentina
July 11, 2007.
Note: The financial statements of Nuevo Banco Bisel S.A. referred to in the report above have not been included in this 20-F

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Figures stated in thousands of pesos)

	2008	2007 (1)
ASSETS

CASH
Cash on hand	1,008,136	790,869
Due from banks and correspondents
Central Bank of Argentina	2,059,057	2,022,463
Local Others	9,225	4,262
Foreign	447,263	299,647
Other	216	185

	3,523,897	3,117,426

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts	448,305	—
Holdings for trading or financial intermediation	344,467	358,399
Unlisted government securities	69,958	20,151
Instruments issued by the Central Bank of Argentina	3,838,911	3,478,246
Investments in listed private securities	77,685	93,956
Less: Allowances	(27)	(27)

	4,779,299	3,950,725

LOANS
To the non-financial government sector	744,507	732,481
To the financial sector
Interfinancing — (granted call)	42,030	65,789
Other financing to Argentine financial institutions	37,836	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	557	1,417
To the non-financial private sector and foreign residents
Overdrafts	1,556,433	1,375,075
Documents	1,348,585	1,213,669
Mortgage loans	738,592	619,781
Pledged loans	339,895	347,989
Personal loans	3,806,442	3,207,547
Credit cards	869,101	722,032
Other	2,071,927	1,718,978
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	195,026	153,902
Less: Unposted payments	(29)	(69)
Less: Unearned discount	(32,596)	(23,248)
Less: Allowances	(438,348)	(220,422)

	11,279,958	10,009,417

(1)	See note 4.2. to the accompanying financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Figures stated in thousands of pesos)

	2008	2007 (1)
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	412,305	191,475
Amounts receivable from spot and forward sales pending settlement	494,737	428,581
Securities and foreign currency receivable from spot and forward purchases pending settlement	54,282	149,275
Unlisted corporate bonds	53,389	44,257
Receivables from forward transactions without delivery of underlying asset	109	—
Other receivables not covered by debtors classification standards	597,319	549,677
Other receivables covered by debtors classification standards	70,512	69,969
Less: Allowances	(228,588)	(206,939)

	1,454,065	1,226,295

ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	360,781	372,866
Less: Allowances	(5,391)	(4,898)

	355,390	367,968

INVESTMENTS IN OTHER COMPANIES
In financial institutions	483	439
Other	10,286	10,669
Less: Allowances	(247)	(697)

	10,522	10,411

OTHER RECEIVABLES
Receivables from sale of assets	43,358	26,074
Minimum presumed income tax — Tax credit	25,767	45,293
Other	196,000	209,345
Accrued interest and adjustments on receivables from sale of assets	2,502	544
Other accrued interest and adjustments receivable	—	58
Less: Allowances	(15,838)	(27,034)

	251,789	254,280

BANK PREMISES AND EQUIPMENT, NET	430,842	373,111

OTHER ASSETS	137,357	206,580

INTANGIBLE ASSETS
Goodwill	63,477	71,916
Organization and development costs, including amparos	135,069	128,047

	198,546	199,963

ITEMS PENDING ALLOCATION	3,332	2,056

TOTAL ASSETS	22,424,997	19,718,232

(1)	See note 4.2. to the accompanying financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Figures stated in thousands of pesos)

	2008	2007 (1)
LIABILITIES

DEPOSITS
From the non-financial government sector	3,937,961	1,774,121
From the financial sector	22,438	13,310
From the non-financial private sector and foreign residents
Checking accounts	2,581,060	2,599,682
Savings accounts	2,716,913	2,780,350
Time deposits	6,031,882	5,907,005
Investment accounts	155,936	63,063
Other	321,020	391,176
Accrued interest, adjustments, foreign exchange and quoted price differences payables	61,147	62,442

	15,828,357	13,591,149

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina — Other	302,760	347,896
Banks and international institutions	224,968	160,939
Non-subordinated Corporate Bonds	708,354	780,590
Amounts payable for spot and forward purchases pending settlement	68,499	158,765
Securities and foreign currency to be delivered under spot and forward sales pending settlement	679,495	445,799
Premiums on options sold	—	2
Financing received from Argentine financial institutions
Interfinancing — (received call)	25,000	46,000
Other financing received from Argentine financial institutions	24,139	90,806
Accrued interest payables	16	53
Forward transactions amounts pending settlement without delivery of underlying asset	5,949	—
Other	625,981	493,613
Accrued interest, adjustments, foreign exchange and quoted price differences payables	49,783	47,387

	2,714,944	2,571,850

OTHER LIABILITIES
Dividends payables	—	1
Professional fees	676	732
Other	442,026	240,482

	442,702	241,215

PROVISIONS	83,004	101,333

SUBORDINATED CORPORATE BONDS	521,681	490,695

ITEMS PENDING ALLOCATION	2,105	1,644

MINORITY INTEREST IN SUBSIDIARIES	15,607	12,640

TOTAL LIABILITIES	19,608,400	17,010,526

SHAREHOLDERS’ EQUITY	2,816,597	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,424,997	19,718,232

(1)	See note 4.2. to the accompanying financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
MEMORANDUM ACCOUNTS
(Figures stated in thousands of pesos)

	2008	2007 (1)

DEBIT-BALANCE ACCOUNTS	13,368,350	10,797,838

Contingent	3,669,663	3,698,827
Guarantees received	3,295,985	3,229,071
Other not covered by debtors classification standards	346	524
Contingent debit-balance contra accounts	373,332	469,232

Control	5,435,013	5,947,864
Receivables classified as irrecoverable	774,299	832,822
Other	4,401,411	4,931,358
Control debit-balance contra accounts	259,303	183,684

Derivatives	3,598,362	576,845
Notional value of call options taken	24,349	—
Notional value of forward transactions without delivery of underlying asset	2,219,777	331,411
Interest rate swap	39,422	36,238
Derivatives debit-balance contra accounts	1,314,814	209,196

Trust activity	665,312	574,302
Trust funds	665,312	574,302

(1)	See note 4.2. to the accompanying financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
MEMORANDUM ACCOUNTS
(Figures stated in thousands of pesos)

	2008	2007 (1)

CREDIT-BALANCE ACCOUNTS	(13,368,350)	(10,797,838)

Contingent	(3,669,663)	(3,698,827)
Guarantees provided to the Central Bank of Argentina	(141,353)	(163,122)
Other guarantees provided covered by debtors classification standards	(84,136)	(115,930)
Other guarantees provided not covered by debtors classification standards	(57,758)	(58,773)
Other covered by debtors classification standards	(90,085)	(131,407)
Contingent credit-balance contra accounts	(3,296,331)	(3,229,595)

Control	(5,435,013)	(5,947,864)
Checks to be credited	(259,303)	(183,684)
Control credit-balance contra accounts	(5,175,710)	(5,764,180)

Derivatives	(3,598,362)	(576,845)
Notional value of call options sold	—	(549)
Notional value of put options sold	(99,826)	(113,809)
Notional value of forward transactions without delivery of underlying asset	(1,214,988)	(94,838)
Derivatives credit-balance contra accounts	(2,283,548)	(367,649)

Trust activity	(665,312)	(574,302)
Trust activity credit-balance contra accounts	(665,312)	(574,302)

(1)	See note 4.2. to the accompanying financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of pesos)

	2008	2007 (1)	2006 (1)
FINANCIAL INCOME
Interest on cash and due from banks	7,010	19,917	11,682
Interest on loans to the financial sector	15,584	32,157	16,720
Interest on overdrafts	357,215	177,490	110,721
Interest on documents	184,852	103,428	53,173
Interest on mortgage loans	97,057	68,065	48,506
Interest on pledged loans	64,499	51,480	43,038
Interest on credit card loans	117,952	55,665	30,969
Interest on other loans	1,032,837	578,737	272,935
Interest on other receivables from financial intermediation	14,416	18,471	15,050
Income from government and private securities, net	641,299	488,757	324,178
Income from guaranteed loans — Presidential Decree No. 1,387/01	37,043	35,043	29,898
Net income from options	261	1,604	—
CER (Benchmark Stabilization Coefficient) adjustment	70,477	78,065	84,951
CVS (Salary Variation Coefficient) adjustment	818	1,605	1,947
Difference in quoted prices of gold and foreign currency	143,094	48,823	40,007
Other	245,446	131,115	71,432

	3,029,860	1,890,422	1,155,207

FINANCIAL EXPENSE
Interest on checking accounts	17,708	19,968	9,475
Interest on savings accounts	14,534	11,372	6,736
Interest on time deposits	933,881	457,395	233,697
Interest on interfinancing received loans (received call)	3,909	4,608	801
Interest on other financing from financial institutions	28	226	252
Interest on other liabilities from financial intermediation	91,083	70,706	14,421
Interest on subordinated bonds	47,523	49,858	2,017
Other interest	8,762	9,768	12,410
CER adjustment	32,946	43,717	55,732
Contribution to Deposit Guarantee Fund	25,945	20,182	12,753
Net loss from options	—	—	371
Other	165,743	117,465	46,232

	1,342,062	805,265	394,897

GROSS INTERMEDIATION MARGIN — GAIN	1,687,798	1,085,157	760,310

PROVISION FOR LOAN LOSSES	297,606	94,717	59,773

SERVICE-CHARGE INCOME
Related to lending transactions	63,669	53,995	35,964
Related to deposits	587,426	398,569	258,855
Other commissions	23,528	21,687	19,567
Other	217,077	188,075	137,846

	891,700	662,326	452,232

(1)	See note 4.2. to the accompanying financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of pesos)

	2008	2007 (1)	2006 (1)
SERVICE-CHARGE EXPENSE
Commissions	57,077	49,965	34,499
Other	115,324	100,317	58,824

	172,401	150,282	93,323

ADMINISTRATIVE EXPENSES
Personnel expenses	798,236	589,021	396,338
Directors’ and statutory auditors’ fees	26,941	37,695	14,362
Other professional fees	55,012	42,428	39,670
Advertising and publicity	53,178	50,343	31,866
Taxes	12,391	10,345	7,551
Depreciation of equipment	50,543	42,723	29,231
Amortization of organization costs	25,557	17,923	13,263
Other operating expenses	170,926	144,158	101,546
Other	18,615	19,261	17,173

	1,211,399	953,897	651,000

NET INCOME FROM FINANCIAL INTERMEDIATION	898,092	548,587	408,446

OTHER INCOME
Income from long-term investments	25,847	890	289
Penalty interest	14,982	7,580	5,553
Recovered loans and allowances reversed	94,490	133,118	192,508
CER adjustment	95	194	283
Other	53,036	41,743	36,174

	188,450	183,525	234,807

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	181	64	38
Charge for other-receivables uncollectibility and other allowances	37,242	15,599	26,713
Amortization of differences from deposits dollarization	29,509	29,279	19,477
Depreciation and loss of other assets	2,151	5,303	3,567
Goodwill amortization	8,439	9,250	4,766
Other	84,409	82,989	84,213

	161,931	142,484	138,774

MINORITY INTEREST IN SUBSIDIARIES	(3,354)	(2,083)	(3,178)

INCOME BEFORE INCOME TAX	921,257	587,545	501,301

INCOME TAX	261,207	92,345	76,961

NET INCOME FOR THE FISCAL YEAR	660,050	495,200	424,340

NET INCOME PER SHARE (2) — stated in pesos	1.00	0.72	0.64

(1)	See note 4.2. to the accompanying financial statements.

(2)	See note 9. to the accompanying financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital	Stock	to		Special
	stock	issuance	shareholders’		Corporate		Unappropriated
Changes	(1)	premium	equity	Legal	Bonds	Voluntary	earnings (1)	Total

Balances as of December 31, 2005	608,979	84	4,511	245,302	—	211	630,565	1,489,652

Distribution of unappropriated retained earnings approved by the Shareholders’ Meeting held on April, 28, 2006:

- Legal reserve				52,543			(52,543)
- Cash dividends (2)							(68,395)	(68,395)

Share subscription approved by Shareholder’s Meeting held on September 26, 2005 (1)	75,000	394,500						469,500

Net income for the fiscal year							424,340	424,340

Balances as of December 31, 2006	683,979	394,584	4,511	297,845	—	211	933,967	2,315,097

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 26, 2007:

- Legal reserve				84,860			(84,860)
- Cash dividends (2)							(102,591)	(102,591)
- Special reserve — Corporate Bonds (3)					45,515		(45,515)

Reversal of Special Reserve — Corporate Bonds (3)					(45,515)		45,515

Net income for the fiscal year							495,200	495,200

Balances as of December 31, 2007	683,979	394,584	4,511	382,705	—	211	1,241,716	2,707,706

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital		to		Special
	stock	Stock	shareholders ’		Corporate		Unappropriated
Changes	(1)	issuance premium	equity	Legal	Bonds	Voluntary	earnings (1)	Total

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 29,2008:

- Legal reserve				99,038			(99,038)
- Cash dividends (2)							(170,995)	(170,995)
- Special reserve — Corporate Bonds (3)					46,083		(46,083)

Reversal of Special Reserve
- Corporate Bonds (3)					(46,083)		46,083

Own shares reacquired (1)							(380,164)	(380,164)

Net income for the fiscal year							660,050	660,050

Balances as of December 31, 2008	683,979	394,584	4,511	481,743	—	211	1,251,569	2,816,597

(1)	As of December 31, 2008 and 2007, the outstanding capital stock is 608,437 and 683,943, respectively. See note 9. to the accompanying financial statements.

(2)	Through resolutions of April 21, 2006, April 16, 2007 and April 11, 2008, respectively, the Central Bank authorized the above mentioned cash dividends distribution.

(3)	See note 10. to the accompanying financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Figures stated in thousands of pesos)

	2008	2007 (1)
Changes in cash and cash equivalents
Cash and cash equivalents at beginning of fiscal year	3,117,426	2,626,908
Cash and cash equivalents at end of fiscal year	3,523,897	3,117,426

Net increase in cash and cash equivalents	406,471	490,518

Causes of changes in cash and cash equivalents

Operating activities

Net collections / (payments):
- Government and private securities	80,038	(68,837)
- Loans
- to the financial sector	95,190	310,024
- to the non-financial government sector	66,026	36,674
- to the non-financial private sector and foreign residents	236,273	(2,687,238)
- Other receivables from financial intermediation	(53,947)	(509,249)
- Assets subject to financial leases	85,202	(31,295)
- Deposits
- from the financial sector	10,705	8,232
- from the non-financial government sector	1,981,008	473,453
- from the non-financial private sector and foreign residents	(668,310)	2,614,398
- Other liabilities from financial intermediation
- financing facilities from the financial sector (received calls)	(866)	(3,320)
- others (except liabilities included under financing activities)	(91,712)	278,226
Collections related to service-change income	882,354	658,863
Payments related to service-charge expenses	(168,091)	(146,606)
Administrative expenses paid	(1,120,663)	(873,034)
Payments of organization and development expenses	(45,258)	(57,438)
Net collections from penalty interest	14,801	7,569
Differences from payments related to court orders	(16,733)	(34,445)
Collections of dividends from other companies	26,939	636
Other (payments)/collections related to other income and losses	(12,831)	15,679
Net collections/(payments) from other operating activities	6,636	(14,711)
Payment of income tax / minimum presumed income tax	(81,967)	(80,183)

Net cash flows generated in/(used in) operating activities	1,224,794	(102,602)

Investing activities
Net payments for bank premises and equipment	(72,819)	(77,661)
Net collections/(payments) for other assets	23,731	(1,559)
Payments from purchases of investments in other companies	(635)	—
Collections from sales of investments in other companies	922	33
Other payments for investing activities	5,032	(1,678)

Net cash flows used in investing activities	(43,769)	(80,865)

Financing activities
Net collections / (payments):
- Non-subordinated corporate bonds	(133,211)	749,464
- Central Bank of Argentina
- Other	(79,206)	(53,681)
- Banks and International Institutions	47,204	(15,844)
- Subordinated corporate bonds	(18,397)	(13,240)
- Financing received from Argentine financial institutions	(63,489)	82,885
Irrevocable capital	—	182
Payment of dividends	(171,004)	(102,591)
Other payments from financing activities
- Own shares reacquired	(380,164)	—
- Other collections	—	(3,230)

Net cash flows (used in)/generated in financing activities	(798,267)	643,945

Financial income and holding gains on cash and cash equivalents	23,713	30,040
Net increase in cash and cash equivalents	406,471	490,518

(1)	See notes 4.2. and 4.4.s) to the accompanying financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Figures stated in thousands of pesos)

2006 (1)
Cash provided by (used in) operating activities
Financial income collected	1,181,118
Service-charge income collected	452,627
Other sources of cash (2)	560,562
Less:
Financial expenses paid	(410,354)
Services-charge expenses paid	(92,069)
Administrative expenses paid	(599,435)
Other uses of cash	(158,906)

Net cash provided by operating activities	933,543

Plus:
Cash provided by (used in) investing activities
Decrease in government and private securities	628,496
Increase in loans	(2,052,258)
Decrease in other receivables from financial intermediation	646,052
Increase in other assets	(394,844)

Net cash used in investing activities	(1,172,554)

Plus:
Cash provided by (used in) financing activities
Increase in deposits	1,541,983
Increase in other liabilities (3)	520,492
Decrease in other liabilities from financial intermediation	(786,790)
Capital increase	469,500
Cash dividends paid	(68,395)

Net cash provided by financing activities	1,676,790

Increase in cash and cash equivalents	1,437,779

Cash and cash equivalents at the beginning of fiscal year	1,189,129

Cash and cash equivalents at the end of the fiscal year	2,626,908

(1)	See notes 4.2. and 4.4.s) to the accompanying financial statements.

(2)	Includes 150,190 related to Banco del Tucumán S.A. (see note 3.6.) and 261,787 related to Nuevo Banco Bisel S.A. (see note 3.7.).

(3)	Including the effect deriving from the issuance of Subordinated Corporate Bonds mentioned in note 10.c.1).
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements

BANCO MACRO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007
(Figures stated in thousands of pesos, except otherwise indicated)
1.	OVERVIEW OF THE BANK
Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopts other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).
The Bank’s shares have been publicly listed on the BCBA (Buenos Aires stock exchange) since November 1994, and since March 24, 2006, it began listing its shares on the New York Stock Exchange (see also note 9).
As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.
On December 2001, and 2004, the Bank acquired the control of Banco Bansud S.A. and Nuevo Banco Suquía S.A. (see note 3.5.), respectively. Such entities merged with and into Banco Macro S.A. on December 2003 and October 2007, respectively.
Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 (see note 3.6.); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. (see note 3.7.) and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (liquidated in December 2008). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A.
The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.
In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I. S.A.
The chart showing the organizational structure as of December 31, 2008 is disclosed in note 4.1 with the percentages indicating the ownership in each subsidiary.
2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK
The financial and capital markets
As from the second half of 2008 the financial markets of the world’s leading countries have been rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. In spite of the actions taken by the developed countries, the future development of international markets remains uncertain.
In Argentina, stock markets had marked decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the abovementioned economic deceleration began to show. Additionally, Law No. 26,425 was passed, which put an end to the private management of pensions (A.F.J.P. — private pension fund managers). The only system remaining in place is the government-managed pension system. As from December 2008, the A.N.Se.S.(national social security administration) began issuing auction programs of certificates of deposit for the F.G.S. (state-managed pension fund) to promote production and create employment.

BANCO MACRO S.A. AND SUBSIDIARIES
On February 2, 2009, Joint Resolutions 08/2009 and 05/2009 issued by the Treasury and Finance Departments, established a debt exchange transaction of certain guaranteed loans with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014”, issued on January 30, 2009, and full amortization by its maturity date of January 30, 2014, which allowed the original maturity date of the abovementioned guaranteed loans to be extended through such year. The interest rate paid on a quarterly basis shall be 15.4% for the first year and for the rest of the period, the Badlar rate plus 275 basis points will apply.
In this regard, on January 29 and February 10, 2009, the Bank subscribed an exchange agreement whereby it exchanged the guaranteed loans for a face value amount of 109,331 (book value: 277,832) and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a face value amount of 340,162 (book value: 277,832), which were recorded in Unlisted government securities and Listed government securities — Holdings in investment accounts for a face value amount of 93,327 and 246,835, respectively. Under Central Bank rules, the accounting of the exchange did not have impact on the consolidated financial statements of the Bank (see note 4.4.c)).
Additionally, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank and its subsidiary Nuevo Banco Bisel S.A. have decided to prepay the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A and Nuevo Banco Bisel S.A. (see note 7.2.b)).
The Bank’s Management monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.
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
On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

BANCO MACRO S.A. AND SUBSIDIARIES
Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.
With regards to courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures” holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.
As mentioned in notes 4.4.l.2) and 4.4.l.3), under Central Bank Communiqués “A” 3,916 and “A” 4,686, as of December 31, 2008 and 2007, the Bank continued capitalizing in “Intangible assets” the amounts of 40,657 and 53,450, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.
Additionally, as of December 31, 2008, and 2007, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 18,233 and 21,146, respectively. Considering what has been mentioned in note 4.4.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.
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
As of December 31, 2008, and 2007, the deposits of the Misiones Provincial Government amounted to 389,076 and 163,711 (including 52,889 and 35,248 related to court deposits), respectively.
3.2.	Agreement with the Salta Provincial Government
The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.
In addition, on February 22, 2005, such agreement was extended through March 1, 2016.
As of December 31, 2008, and 2007, the deposits of the Salta Provincial Government amounted to 453,723 and 492,265 (including 89,835 and 53,681 related to court deposits), respectively.
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
Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2008, and 2007, the deposits of the Jujuy Provincial Government amounted to 384,868 and 378,662 (including 49,201 and 32,206 related to court deposits), respectively.
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

As of December 31, 2008 and 2007, the net assets amounted to 4,153 and 2,922, respectively, and net income of the joint venture amounted to 7,217 and 8,311, respectively. Under Central Bank rules, this interest is consolidated through the proportionate consolidation method (both net assets and income).

b)	Banco Macro Bansud S.A. — Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a joint venture agreement named “BMB M&A — Unión Transitoria de Empresas” (jointly controlled having an interest of 50%) with Montamat & Asociados S.R.L. The subject-matter of such agreement will be to render audit services related to oil & gas royalties and tax easements in the province of Salta to optimize the collection thereof.

As of December 31, 2008, and 2007, the net assets amounted to 4 and 5,313, respectively.

Also, as of December 31, 2008, the net loss recorded for the Bank’s interest in such joint venture amounted to 78, while as of December 31, 2007, the Bank recorded net income of 4,276. Under Central Bank rules, this interest is consolidated through the proportionate consolidation method (both net assets and net income).

3.5.	Legal Merger of Nuevo Banco Suquía S.A.
On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. entered into a “Preliminary merger agreement”, whereby Nuevo Banco Suquía S.A. would merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006.
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
During 2007, the Central Bank’s Board of Directors and the CNV (Argentine Securities Commission) authorized such merger. Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.
Finally, on October 16, 2007, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former.
On February 12, 2008, the shares issued were credited to the minority shareholders of the absorbed bank.

BANCO MACRO S.A. AND SUBSIDIARIES
Under Central Bank rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.
3.6.	Banco del Tucumán S.A.
In line with its strategy to increase its market position in Argentina’s provinces, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the Central Bank on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.
In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.
The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered over the ten years following the date of the abovementioned agreement related to consumer loan portfolio, for which an allowance was fully recorded as of the purchase date. As of the date of acquisition, such liabilities amounted to about 1,662 (as of December 31, 2008, it amounted to 68). Consequently, the total acquisition price amounted to 47,623.
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

Therefore, pursuant Central Bank rules, the Bank recorded a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill is amortized using the straight line method over ten years pursuant to Central Bank rules.
Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668.
As of December 31, 2008, and 2007, the positive goodwill resulting from such acquisitions was recorded under “Intangible assets” in the amount of 13,395 and 15,222, respectively (net of amortizations for 4,849 and 3,021, respectively).

BANCO MACRO S.A. AND SUBSIDIARIES
Additionally, on November 28, 2006, the General Regular and Special Shareholders’ Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93% (9,709 was paid by the Bank in excess of its original equity interest).
Also, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.
As of December 31, 2008, and 2007, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 405,577 and 536,875 (including 218,026 and 178,087 related to court deposits), respectively.
See also note 3.8. for pro forma information.
3.7.	Nuevo Banco Bisel S.A.
On May 9, 2006, Banco de la Nación Argentina (BNA) and Fundación BNA (sellers), and the Bank (buyer), signed a stock purchase agreement, whereby the buyers acquired 100% of the common shares in Nuevo Banco Bisel S.A. (92.73% of the total capital stock), representing the same percentage of voting rights.
In addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to Seguro de Depósitos S.A. (SEDESA) as of the date of acquisition.
On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the buyer; and (ii) the payment by the two of them of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006. In addition, on September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, approved that transaction.
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

BANCO MACRO S.A. AND SUBSIDIARIES
As a result of the acquisition, pursuant Central Bank rules, the “Intangible assets” account includes a positive goodwill of 66,042, resulting from the difference between the total price paid (19,509) for the total shares of common stock and the negative shareholders’ equity of Nuevo Banco Bisel S.A. as of the acquisition date (-46,533), after deducting the preferred shares held by SEDESA and the preferred dividend accrued as of such date (66,643). Such positive goodwill is amortized in ten years pursuant to Central Bank rules. As of December 31, 2008, and 2007, the abovementioned goodwill totaled 50,082, and 56,686, respectively, net of amortizations of 15,960, and 9,356, respectively.
On May 28, 2007, the Bank acquired the preferred shares mentioned above by the Bank by exercising a call option in relation to them. The price payable was fixed at 66,240 plus an annual nominal 4% interest to be capitalized annually until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).
See also note 3.8. for pro forma information.
Legal merger of Nuevo Banco Bisel S.A.
On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A entered into a “Preliminary merger agreement”, whereby Nuevo Banco Bisel S.A. will merge with and into Banco Macro S.A. retroactively effective since January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.4.b)). On April 24, 2009, such preliminary merger agreement was amended to include the resolution to reduce the capital stock approved by the Regular and Special Shareholders’ Meeting of April 21, 2009 (see also note 9). On May 27, 2009, such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2008 and the shares exchange relationship was approved by the Shareholders’ Meetings of both banks.
On June 5, 2009, the BCBA authorized the merger process. Additionally, as of the date of issuance of these financial statements, the authorization of the merger process is still pending by the other regulatory agencies.
The exchange relationship has been agreed in 0.337614 common shares of Banco Macro S.A. per common share of Nuevo Banco Bisel S.A. So, the minority shareholders of Nuevo Banco Bisel S.A. will be entitled to receive 0.337614 shares of the Bank for each share they hold in Nuevo Banco Bisel S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 1,147,887 common shares.
3.8.	Pro forma information
The following pro forma information is presented to show the results of operations for the year ended December 31, 2006, if Banco Macro S.A., Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. had operated on a consolidated basis as from January 1, 2006. The balances for the year ended December 31, 2006 were considered and intercompany transactions that were eliminated. The results of operations for Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. were included in the 2006 income statement as from January 1, 2006 to May 5, 2006 and August 10, 2006, respectively. These pro forma results are not necessarily indicative of the results of the consolidated entity may have in the future or would have had if merged as from January 1, 2006.

BANCO MACRO S.A. AND SUBSIDIARIES

Pro Forma Central Bank rules
Year ended December 31,
2006 (1) (unaudited)

Financial income	1,297,708
Financial expenses	(461,725)

Gross intermediation margin — Gain	835,983

Provision for loan losses	(72,400)
Service charge income	516,159
Service charge expenses	(102,689)
Administrative expenses	(787,312)

Net income from financial intermediation	389,741
Other income	270,441
Other expenses	(203,168)
Minority interest	(1,747)

Net income before income tax	455,267
Income Tax	(76,961)

Net income for the year	378,306

Basic Net Earning Per Share — stated in pesos	0.57

(1)	See also note 4.2.
4.	SIGNIFICANT ACCOUNTING POLICIES
The preparation of the Bank’s consolidated financial statements requires Management to make, in certain cases, estimates and assumptions to determine the book amounts of assets and liabilities, income, expenses and contingencies, as well as the disclosure of thereof, as of each of the dates of accounting information filing.
Management records entries based on the best estimates regarding the probability of occurrence of different future events and, therefore, the final amounts may differ from such estimates, which may have a positive or negative impact on future periods.
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

BANCO MACRO S.A. AND SUBSIDIARIES
Under Central Bank’s rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas — Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

					Equity
					Investment
			Percentage held of		amounts as of
	Shares		Capital		December 31,
Company	Class	Number	Stock	Votes	2008
Nuevo Banco Bisel S.A. (a)	Common	841,682,603
	Preferred	66,604,774	99.997%	99.997%	1,384,059

Banco del Tucumán S.A. (a)	Common	395,341	89.932%	89.932%	137,741

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99,973

Macro Securities S.A. Sociedad de Bolsa (c)	Common	12,776,680	99.921%	99.921%	17,477

Sud Inversiones & Análisis S.A. (c)	Common	6,475,143	98.605%	98.605%	12,376

Macro Fondos S.G.F.C.I. S.A. (c)	Common	327,183	99.936%	99.936%	1,180
(a)	Nuevo Banco Bisel S.A. has been consolidated since August 11, 2006 and Banco del Tucumán S.A. since May 5, 2006 (see notes 3.6. and 3.7).

(b)	Consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 671).

(c)	Until March 31, 2008, Macro Fondos S.G.F.C.I. S.A. was consolidated into Sud Inversiones & Análisis S.A. As from such date it is consolidated into Macro Securities S.A. Sociedad de Bolsa.
The receivables/payables and transactions between the companies were eliminated in the consolidation process.
In addition, the Bank consolidated its balance sheets and statements of income and cash flows as of December 31, 2007 and 2006, with Macro Valores S.A. and with Red Innova Administradora de Fondos de Inversión S.A.
On March 19, 2008, Banco Macro S.A. sold its full stockholding in Macro Valores S.A.
As of December 31, 2008, Red Innova Administradora de Fondos de Inversión settled the full amount of its liabilities and subsequently, in accordance with the decision approved by the Shareholders’ Meeting held December 19, 2008, it distributed all of its assets proportionately among its shareholders.
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
(a)
Assets and liabilities were translated at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the years ended December 31, 2008, and 2007.

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

BANCO MACRO S.A. AND SUBSIDIARIES
4.2.	Comparative information
The consolidated financial statements as of December 31, 2008, are presented comparatively with those of December 31, 2007 and 2006.
Furthermore, the Bank made certain reclassifications in the consolidated financial statements as of December 31, 2007 and 2006, mainly by virtue of what was mentioned in note 4.4.l.2), so as to compare them with the current consolidated financial statements.
Additionally, through Communiqué “A” 4,667 issued on May 14, 2007, as supplemented, the Central Bank introduced changes to the regulations related to the presentation and disclosure of the financial statements of financial institutions as regards the regulations effective during the prior year. Consequently, the consolidated financial statements as of December 31, 2006, were reclassified, by application of such Communiqué, for the sole purpose of comparing them with the current consolidated financial statements.
See also notes 3.5) and 4.4.s).
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
The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.
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
The main valuation methods used to prepare these consolidated financial statements as of December 31, 2008, and 2007, were:
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

b)	Government and private securities:
b.1)	Listed:
i.
Holdings in special investment accounts: as provided by Central Bank Communiqué “A” 4861 dated October 30, 2008, as supplemented, the Bank classified certain government securities under “special investment accounts”. These government securities are recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable.

In conformity with the abovementioned Communiqué, the cost of such holdings was calculated using its market value at the time it was classified into this category. The holdings maintained from September 30, 2008 through October 31, 2008 may be recorded without exceeding the book value as of September 30, 2008.

Additionally, when the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra offset balance sheet account created for this purpose, until the book value equals the market value. This offset account will be recognized in the income statement when the market value of the securities is above their book value.

ii.
Other: they were valued at the quoted price of each security effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

b.2)	Unlisted:
i.	Instruments issued by the Central Bank: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.
ii.	Other: they were valued under the method established by Central Bank Communiqué “A” 3,911, as supplemented.

On January 22, 2009, through Communiqué “A” 4898, the Central Bank established the new accounting method to record the holdings of unlisted government securities.

In accordance with such Communiqué, holdings of government securities without volatility published and included on the list of present values disseminated by the Central Bank will be valued, as of period-end, at the higher of the present value disseminated by the Central Bank and the book value as of January 31, 2009, or at acquisition cost, net of debt services collected subsequently and the related offset account, as further described below (book value).

BANCO MACRO S.A. AND SUBSIDIARIES

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an offset account created to such end until the book value equals the present value, and such offset account will be reversed into income as long as the present value is greater than the book value of those holdings.

The present values disseminated by the Central Bank arise from the curve of yields on securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology disseminated by such institution.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:
The assets included (Guaranteed loans Presidential Decree No. 1,387/01 and unlisted government securities) were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the statement of income and the offsetting credit is recorded in the asset account.
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
In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

	Guaranteed Loans
	Technical Value	Carrying amount	Discount

2008	850,452	722,757	127,695

2007	787,346	729,862	57,484
As mentioned in note 2., on January 29 and February 10, 2009, the Bank subscribed an exchange agreement whereby it exchanged the guaranteed loans for a face value amount of 109,331 (book value: 277,832) and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a face value amount of 340,162 (book value: 277,832), which were recorded in accordance with Central Bank Communiqué “A” 4898 dated January 22, 2009. This transaction did not have any effects in the income statement.
In conformity with the abovementioned Communiqué, the Bank chose to classify Bonar XIV derived from the exchange as further described below:
•
Investment accounts (for a face value of 246,835): those bonds were valued at acquisition cost (book value of guaranteed loans used in the exchange) and would be increased by the accrual of the internal rate of return as from the date of inclusion in this classification. The accruals of the internal rate of return mentioned above will be charged to income.

BANCO MACRO S.A. AND SUBSIDIARIES
•
Unlisted holdings (for a face value of 93,327): those bonds were valued at acquisition cost (book value of guaranteed loans used in the exchange) and as of the period —end, such holding will be valued at the higher of the present value will be disseminated by the Central Bank and the acquisition cost increased by the accrual of the internal rate of return, net of the related offset account, as further described below (book value).

When the present value of this holding is lower than its book value, 50% of the accrual of the internal rate of return will be recorded, on an accumulated basis in an offset account created to such end until the book value equals the present value, and such offset account will be reversed in to income as long as the present value is greater than the book value of that holding.
Additionally, the Central Bank Communiqué “A” 4898, established the new accounting method to record the holdings of Guaranteed loans — Presidential Decree No. 1,387/01, as further explained in note 4.4.b.2).
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

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:
e.1)	Holdings in investment accounts: as explained in note 4.4.b.1).i.

e.2)	Guaranteed Loans: as explained in note 4.4.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER trough year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the year.
f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts — possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:
h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each year-end.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:
i)
Listed: they were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

ii)	Unlisted: as of December 31, 2008, they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value increased exponentially by their internal rate of return.
h.3) Debt securities and certificates of participation in financial trusts:
i.	Debt securities: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

ii.
Certificate of participation in the Fideicomiso Financiero Suquía financial trust: they were valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation.

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of the fiscal year, converted into pesos pursuant to the method described in note 4.4.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.
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

BANCO MACRO S.A. AND SUBSIDIARIES
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

l.2)
Differences due to court orders (amparos) — Nondeductible for the determination of the computable equity: as of December 31, 2008, and 2007, the “Intangible Assets — Organization and development costs” account includes 35,468 and 37,880 (net of amortization for 222,727 and 203,869, respectively). These assets represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

The Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid. The Bank had also previously recorded intangible assets and an offsetting liability for the estimated amounts of “amparos” payable in the future pursuant to the application of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007. As a result of the August 4, 2008 notice, as of December 31, 2008, and 2007, the Bank reversed the intangible assets and related liabilities related to the unpaid “amparos”.

BANCO MACRO S.A. AND SUBSIDIARIES
l.3)
Difference from court deposits dollarization: as of December 31, 2008, and 2007, the “Intangible Assets — Organization and development expenses” account includes 5,189 and 15,570 (net of amortization for 15,562 and 5,293), respectively, related to the capitalization of the dollarization effect regarding court deposits, the amounts of which are amortized in 24 equal, monthly and consecutive installments as from July 2007, as stated in Central Bank’s Communiqué “A” 4,686.

m)	Valuation of derivatives:
m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year- end.
m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.
m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income for each year.

m.4)	Put options purchased: valued at the agreed-upon exercise price.
In all cases, see also note 33.
n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded whenever it is probable that future costs will be incurred whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each year-end, converted into pesos pursuant to the method described in note 4.4.a.

q)	Shareholders’ equity accounts:
q.1)
They are restated as explained in note 4.3., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 4.3. was included in the Adjustments to Shareholders’ Equity account.

q.2)
Own shares reacquired: the purchase cost of own shares reacquired was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury” (see also note 9).

r)	Consolidated Statement of income accounts:
r.1)
Accounts reflecting monetary transactions occurred in the fiscal year ended December 31, 2008, 2007 and 2006 (financial income and expenses, service-charge income and service-charge expenses, administrative expenses, loan losses, etc.), were computed at their historical cost.

r.2)	Accounts reflecting the effects of the sale, retirement or consumption of non-monetary assets were computed on the basis of restated amounts of such assets, restated as mentioned in note 4.3.

BANCO MACRO S.A. AND SUBSIDIARIES
s)	Statement of cash flows

For the purpose of reporting cash flows, cash and cash equivalents include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of December 31, 2008, 2007 and 2006 the Bank has no such securities.

Furthermore, through Communiqué “A” 4,667, as supplemented, the Central Bank introduced certain changes to regulations related to the disclosure of the cash flows. Consequently, the Bank prepared the statement of cash flows for the years ended December 31, 2008 and 2007 pursuant the new Central Bank regulations.

Additionally, as set forth by the abovementioned Central Bank Communiqué, it is not compulsory to disclose comparative information under the new regulations. Consequently, the accompanying consolidated financial statements, include the statements of cash flows for the year ended December 31, 2006 pursuant the regulations effective then.

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)
As required by Central Bank’s rules, the Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each year, without considering the effect of temporary differences between book and taxable income.
In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. On December 19, 2008, this tax was extended under law N° 26,426 through December 30, 2009. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the current 0.2% rate to the book value of certain assets. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated tax loss carry forwards (NOLs) have been used.
As of December 31, 2008, 2007 and 2006, the Bank estimated that accrued income tax amounted to 261,207, 92,345 and 76,961, respectively.
In addition, the Bank assessed a minimum presumed income tax charge, which was capitalized under “Other receivables”.
Consequently, as of December 31, 2008 and 2007, the Bank maintained a total amount of 25,767 and 45,293, respectively, for minimum presumed income tax credit. Such credit is considered as an asset because the Bank estimated that it will be used within 10 years, as established by Central Bank Communiqué “A” 4,295, as supplemented.
The following is a detail of such tax credit as of December 31, 2008, indicating the estimated year to use it.

Minimum
presumed
income tax	Estimated tax
credit	year to use it

15,597	2009
10,170	2010

25,767

In addition as of December 31, 2008 and 2007, the Bank made income tax prepayments for 46,092 and 33,545, respectively, for 2008 and 2007 tax years, respectively, which were recorded in the “Other receivables” account.

BANCO MACRO S.A. AND SUBSIDIARIES
Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution N° 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and playable method (devengado exigible). Accordingly, since the fiscal year ended December 31, 2006 the Bank accrues in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.
6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN ARGENTINA
Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25/2009, approved technical resolutions Nos. 23 through 26, respectively. In this regard, technical resolution No. 26 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011. In turn, the CNV adopted Technical Resolution No. 23 through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.
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
a)
Holdings recorded in special investment accounts of unlisted government securities, unlisted instruments issued by the Central Bank and loans to the nonfinancial government sector: they are valued in accordance with the regulations and standards issued by the Argentine Government and the Central Bank described in notes 4.4.b.1)i (Central Bank Communiqué “A” 4861, as supplemented), 4.4.b.2)i (Central Bank Communiqué “A” 4414, as supplemented), 4.4.b.2)ii and 4.4.c) (Central Bank Communiqué “A” 3911, as supplemented). In particular Central Bank Communiqué “A” 3911, as supplemented, sets forth present value methods by applying regulated rates, technical values and undiscounted cash flows. Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:
a.1)
Holdings in special investment accounts: As of December 31, 2008, the Bank charged 448,305, for certain own portfolio of Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, the shareholders’ equity and income for the year ended December 31, 2008, would have decreased by 31,557.

a.2)
Holdings of unlisted government securities: As of December 31, 2008, the Bank recorded Argentine Government bonds in pesos, maturing in 2013 (BONAR XIII), for 51,864. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity and income for the year ended December 31, 2008, would have decreased by 15,298.

BANCO MACRO S.A. AND SUBSIDIARIES
Additionally, as of December 31, 2008, and 2007, the Bank recorded Argentine Government bonds in Argentine pesos (variable rate and maturing in 2013) and Province of Tucuman bonds (the first series in pesos and maturing in 2018 and the second series in US dollars) in the amount of 17,318 and 19,329, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, shareholders’ equity as of December 31, 2008, and 2007, would have decreased and increased by 6,341 and 1,957, respectively. Consequently, income for fiscal year 2008 would have decreased by 8,298.
a.3)
Unlisted instruments issued by the Central Bank: As of December 31, 2008, the Bank recorded unlisted own portfolio of Central Bank internal notes for 2,636,437. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity and income for the year ended December 31, 2008, would have decreased by 33,776.

a.4)
Guaranteed loans: As of December 31, 2008, 2007 and 2006, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount of 722,757, 729,862 and 771,465, respectively. Considering the statements made in note 4.4.c) according to professional accounting standards, these assets should be valued at their present value. According to this valuation method, shareholders’ equity as of December 31, 2008 and 2007, would have decreased by 259,617 and 95,810, respectively, while as of December 31, 2006, shareholders’ equity would have increased by 1,291. Consequently, income for fiscal year 2008 would have decreased by 163,807.

b)
Intangible assets: As of December 31, 2008, 2007 and 2006, the Bank capitalized under intangible assets 40,090, 51,975 and 47,613, net of the related amortization amounts, regarding the foreign exchange differences mentioned in notes 4.4.l.2) and 4.4.l.3) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable. According to this valuation method, shareholders’ equity as of December 31, 2008, 2007 and 2006, would have decreased by 40,090, 51,975 and 47,613, respectively. Consequently, income for fiscal year 2008 would have increased by 11,885.

c)
As of December 31, 2008, 2007 and 2006, as mentioned in note 4.4.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the professional accounting standards, as of December 31, 2008, 2007 and 2006, the Bank should have recorded a liability of approximately 46,923, 63,014 and 27,132, respectively. According to this valuation method, shareholders’ equity as of December 31, 2008, 2007 and 2006, would have decreased by 46,923, 63,014 and 27,132, respectively. Consequently, income for fiscal year 2008 would have increased by 16,091.

d)
As of December 31, 2008, the Bank recorded 29,105 under Other receivables from financial intermediation — nonsubordinated corporate bonds issued by the Bank itself, mentioned in note 10.c.2) and c.3), valued as mentioned in note 4.4.h.4), and 56,738 under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof, valued as mentioned in note 4.4.h.5). According to professional accounting standards, such repurchased corporate bonds should be considered settled. According to this valuation method, liabilities would have been decreased and income of 27,633 would have been recognized. Consequently, shareholders’ equity and income for the year ended December 31, 2008, would have increased by 27,633.

BANCO MACRO S.A. AND SUBSIDIARIES
e)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. If the deferred tax method had been applied, as of December 31, 2008, 2007 and 2006, the Bank would have recorded an additional asset of 78,009, 64,415 and 172,336, respectively. Consequently, income for the year ended December 31, 2008, would have increased by 13,594.

f)
Business combinations: Under the standards set forth by the Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that brought such negative goodwill.
The Bank’s specific situation in relation to how business combinations are recorded is as follows:
f.1)
Acquisition of Banco Bansud S.A.: Under Central Bank standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560. As of December 31, 2008, and 2007, such goodwill was fully amortized.

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of December 31, 2008, and 2007, the residual value of such goodwill would have totaled 9,609 and 11,944, respectively. Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 9,609 and 11,944, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 2,335.

f.2)
Acquisition of Nuevo Banco Suquía S.A.: Under Central Bank standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of December 31, 2008, and 2007, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of December 31, 2008, and 2007, the residual value as of such goodwill would have totaled 61,082 and 63,865, respectively. Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 60,599 and 63,382, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 2,783.

BANCO MACRO S.A. AND SUBSIDIARIES
f.3)
Acquisition of Banco del Tucumán S.A.: Under Central Bank standards, the Bank’s acquisition of Banco del Tucumán S.A. (see also note 3.6) generated an original positive goodwill in the amount of 18,242. As of December 31, 2008, and 2007, the residual value of such goodwill totaled 13,395 and 15,222, respectively.

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased, as a result of the reversing of positive goodwill recorded under Central Bank standards, by 13,395 and 15,222, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 1,827.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of December 31, 2008, and 2007, would have increased shareholders’ equity by 21,160 and 27,326, respectively, and additionally, income for the year ended December 31, 2008, would have decreased by 6,166.

f.4)
Acquisition of Nuevo Banco Bisel S.A.: Under Central Bank standards, the Bank’s acquisition of Nuevo Banco Bisel S.A. (see also note 3.7) generated an original positive goodwill in the amount of 66,042. As of December 31, 2008, and 2007, the residual value of such goodwill totaled 50,082 and 56,686, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of December 31, 2008, and 2007, the residual value of such goodwill would have totaled 100,140 and 103,400, respectively. Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 150,222 and 160,086, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 9,864.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of December 31, 2008, and 2007, would have increased shareholders’ equity by 48,755 and 54,158, respectively, and additionally, income for the year ended December 31, 2008, would have decreased by 5,403.

g)
As of December 31, 2008, and 2007, the Bank recorded an interest rate swap agreement in conformity with the Central Bank accounting standards, as mentioned in note 4.4.m.2), in the amount of 39,422 and 36,238. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of December 31, 2008, and 2007, the Bank should have recorded assets in the amount of 3,560 and 2,446, respectively, which would have entailed increases in the Bank’s shareholders’ equity by the same amounts. Additionally, income for the year ended December 31, 2008, would have increased by 1,114.

If professional accounting standards would have been applied, the Bank’s shareholders’ equity, as of December 31, 2008 and 2007, would have decreased by around 488,310 and 311,131, respectively. Consequently, income for the year ended December 31, 2008, would have decreased by 177,179.
6.2.	Disclosure aspects
There are certain disclosure differences between the criteria established by Central Bank and Argentine professional accounting standards.

BANCO MACRO S.A. AND SUBSIDIARIES
7.	RESTRICTED AND PLEDGED ASSETS
As of December 31, 2008 and 2007, certain assets are restricted as follows:
7.1)	Government and private securities :
a)
Secured Bonds under Presidential Decree No. 1,579/02 for 22,211 and 30,283 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “Paso San Francisco” public work, in accordance with the note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
Central Bank notes (NOBACs) for 118,580 and 16,575 (for a face value of Ps. 112,281,000 and 16,202,000), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs, in Argentine pesos with variable coupon (BADLAR), for an amount of 37,289 and 48,087 (for a face value of Ps. 35,600,000 and 47,000,000, respectively) used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)
NOBAC for a book value of 12,498 and 26,146, were delivered to the Central Bank of Argentina to guarantee the credit transaction granted according to the IADB line for the global credit program for micro-, small- and medium-sized enterprise in the amount of 7,882 and 9,131, respectively.

e)
NOBACs for an amount of 1,569 (for a face value of Ps. 1,500,000) as of December 31, 2008, used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

f)
Federal government bonds in US dollars maturing in 2012 for 2,087 as of December 31, 2008, used as security for a stock exchange-regulated repurchase agreement executed on December 26, 2008, expiring on January 2, 2009.

g)	Other government securities for of 144 and 294, respectively.
7.2)	Loans:
a)
Agreements for loans backed by pledges and unsecured loans for 20,367 and 12,801, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.4).

b)
Guaranteed Loans and Mortgage Bills for 356,127 and 408,958, respectively, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank. As mentioned in note 2, during January and February 2009, the Bank decided to prepay the amount owed under such loan, delivering the guaranteed loans.

7.3)	Other receivables from financial intermediation:
a)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.
b)	Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 208,482 and 186,386, respectively.
c)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 9,961 and 10,000, respectively, made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

BANCO MACRO S.A. AND SUBSIDIARIES
d)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) as of December 31, 2008, for 5,000, resulting from a contribution of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

e)
Equity interests in the Risk Fund of Puente Hnos. S.G.R. for 3,986 and 4,285, respectively, resulting from a 4,000 contribution made on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

7.4)	Investments in other companies:
a)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,685 and 2,567, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

b)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007.

As provided by the abovementioned agreement, and for the purpose of voting in favor of the preliminary merger agreement mentioned in note 3.7, Banco Macro S.A. should have SEDESA’s consent or grant a new guaranty in replacement of the preferred shares or proceed to settle the guaranteed obligations.

In this regard, through note dated March 13, 2009, SEDESA’s Board of Directors decided to consent to the terms and scope of clause 7.1.5 of the purchase agreement of the preferred shares issued by Nuevo Banco Bisel S.A. referred to above for the of Banco Macro S.A.’s Board of Directors to vote in favor of the decisions aimed at carrying out merger process (see note 3.7).

7.5)	Other receivables:
a)	Security deposits related to credit card transactions for 19,305 and 17,715, respectively.

b)	Other security deposits for 8,151 and 5,573, respectively.
7.6)	Bank premises and equipment and other assets:
As of December 31, 2008, certain bank premises and equipment and other assets, with a value of 2,128, are in the process of final documentation and transfer of ownership.

BANCO MACRO S.A. AND SUBSIDIARIES
8.	TRANSACTIONS WITH RELATED PARTIES
Banco Macro S.A.’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in note 4.1., such transactions were eliminated in the consolidation process:

					Other
	Nuevo			Macro	subsidiaries
	Banco	Banco del	Macro	Securities S.A.	and related
	Bisel	Tucumán	Bank	Sociedad de	parties		Total	Total
	S.A.	S.A.	Limited	Bolsa	(1)		2008	2007

ASSETS

Cash	—	30	2,755	—	—		2,785	2,258

Loans	10,364	25,016	—	—	16,374		51,754	15,785

Other receivables from financial intermediation	433,273	86,238	663	5,588	—		525,762	443,099

Assets subject to financial leases	—	—	—	—	581		581	—

Other receivables	662	535	—	—	—		1,197	1,349

Items pending allocation	—	4	—	—	—		4	—

Total assets	444,299	111,823	3,418	5,588	16,955		582,083	462,491

LIABILITIES

Deposits	—	—	190	6,276	71,672		78,138	144,383

Other liabilities from financial intermediation	435,149	86,500	663	3,806	—		526,118	550,340

Other liabilities	148	93	—	—	—		241	69

Total liabilities	435,297	86,593	853	10,082	71,672		604,497	694,792

MEMORANDUM ACCOUNTS

Debit Balance accounts — Control	—	—	317,920	—	—		317,920	18,550

Debit Balance accounts — Derivatives	614,685	—	—	—	—		614,685	—

Credit Balance accounts — Contingent	—	—	—	2,213	—		2,213	2,213

Credit Balance accounts — Derivatives	171,753	—	—	—	35,992	(2)	207,745	—

BANCO MACRO S.A. AND SUBSIDIARIES

				Macro	Other
	Nuevo			Securities	subsidiaries
	Banco	Banco del	Macro	S.A.	and related
	Bisel	Tucumán	Bank	Sociedad de	parties		Total	Total	Total
	S.A.	S.A.	Limited	Bolsa	(1)		2008	2007	2006

INCOME (LOSS)

Financial income	79,793	2,942	—	133	3,332	(2)	86,200	14,944	1,263

Financial expenses	(16)	(1,075)	(7)	—	(2,754)		(3,852)	(5,005)	(4,887)

Provision for loan losses	—	—	—	—	—		—	(2,527)	—

Service-charge income	4	24	—	37	174		239	411	110

Service-charge expenses	—	—	—	—	—		—	(1)	—

Other income	—	4,762	—	—	3,306		8,068	4,967	—

Other expenses	—	—	—	—	—		—	(785)	—

Total income / (expense)	79,781	6,653	(7)	170	4,058		90,655	12,004	(3,514)

(1)
Related to receivables from and payables to other parties related to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank had recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts, for a net (selling) position of 35,992. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2008, the net intermediation income from such transaction generated earnings of around 311 for the Bank.

9.	CAPITAL STOCK
As of December 31, 2008, 2007 and 2006, the capital structure is as follows:

SHARES			CAPITAL STOCK
		Votes		Pending
		per	Issued and	issuance or	In
Class	Number	share	outstanding	distribution	treasury	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock (1)	672,707,767	1	672,707	—	—	672,707

Total 2006	683,943,437		683,943	—	—	683,943

Capital stock increase — Registered Class B shares of common stock (see note 3.5)	35,536	1	—	36	—	36

Total 2007	683,978,973		683,943	36	—	683,979

Registered Class B shares of common stock (see note 3.5)	—	1	36	(36)	—	—
Acquired Registered Class B shares of common stock	—	1	(75,542)	—	75,542	—

Total 2008	683,978,973		608,437	—	75,542	683,979

BANCO MACRO S.A. AND SUBSIDIARIES

SHARES			CAPITAL STOCK
		Votes		Pending
		per	Issued and	issuance or	In
Class	Number	share	outstanding	distribution	treasury	Paid-in

As of December 31, 2008:

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock	672,743,303	1	597,201	—	75,542	672,743

Total 2008	683,978,973		608,437	—	75,542	683,979

(1)
On September 26, 2005, the Bank’s General Regular and Special Shareholders’ Meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

As a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, as of January 8, 2008, the Board of Directors decided to authorize the repurchase of its own common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Given the successive extensions and changes made by the Bank’s Board of Directors, as of the date of these financial statements, the maximum amount to be invested by virtue of this program is 495,000, without exceeding the amount of 102,000,000 shares, and the price payable should range between Ps. 0,01 to Ps. 4 per share. Such authorization is effective until April 30, 2009.
On April 29, 2008, the Bank’s General Regular and Special Shareholders’ Meeting approved the actions taken through that date and delegated to the Board of Directors the power to sell the shares mentioned in the previous paragraph during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be cancelled.
On October 1, 2008, the Bank’s Board of Directors requested the BCBA’s prior authorization to reduce the subscribed and paid in capital stock by an amount of up to 60,000 representing 60,000,000 Class B shares with a face value of Ps. 1, each entitled to 1 vote, which is treasury stock and which was purchased under section 68, Law No. 17,811. On November 21, 2008, the BCBA authorized the capital stock reduction in the abovementioned amount. The Bank’s Regular and Special Shareholders’ Meeting held on April 21, 2009, approved the capital reduction mentioned above. Such reduction is pending registration with the CNV. In addition, on May 7, 2009, the Bank’s Board of Directors requested BCBA’s prior authorization for the reduction of the subscribed and paid in capital stock for an amount of up to 30,642, representing 30,641,692 Class B shares with face value of Ps. 1 each and entitled to one vote. As of the date of issuance of these financial statements, the BCBA has not issued its decision in this respect.
Finally, as of December 31, 2008, the Bank had acquired 75,541,518 common class B shares with a face value of Ps. 1 and entitled to 1 vote each for a total of 380,164. After year-end and through April 30, 2009, such repurchases totaled 90,641,692 common shares, amounting to 437 millions.

BANCO MACRO S.A. AND SUBSIDIARIES
In addition, net income per common share for the fiscal years ended December 31, 2008, 2007 and 2006, was computed by dividing net income by the weighted average number of outstanding common shares for each year.
10. CORPORATE BONDS ISSUANCE
The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

CORPORATE BONDS
			Remaining of
	Original face		face value as of	As of December, 31
Class	value		12/31/2008	2008	2007

Subordinated	USD 83,000,000	a.1) and a.2)	—	—	13,878
Subordinated	USD 4,000,000	b)	USD 800,000	1,802	2,503
Subordinated — Class 1	USD 150,000,000	c.1)	USD 150,000,000	519,879	474,314
Non-subordinated — Class 2	USD 150,000,000	c.2)	USD 117,275,000	419,378	489,390
Non-subordinated — Class 3	USD 100,000,000	c.3)	USD 98,500,000	305,495	310,147

Total				1,246,554	1,290,232

Maturities of the corporate bonds as of December 31, 2008, are as follows:

Fiscal Year	Amounts
2009	19,258
2010	886
2012	303,321
2017	405,034
2036	518,055

Total	1,246,554

a.1)
On February 19, 1996, the Bank’s General Regular and Special Shareholders’ Meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

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
On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB.
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
Subsequently, the Managing Committee of FFRE objected to the dedollarization of 50% of its loans, as well as to certain aspects related to the applicable interest rate and the treatment of the compensatory and punitive interest, thus requesting the reassessment of the payments made.
In this regard, on April 20, 2007, the Bank paid 33,500 to settle the amounts owed for to the Subordinated Corporate Bonds with a face value of USD 60,000.000 and USD 5,000,000.
Also, on October 9, 2008, the Bank paid 23,536, to settle the amounts owed in relation to the Subordinated Corporate Bonds with a face value of USD 18,000,000, with the Bank, BNA (in its capacity as trustee of FFRE and/or its successor) and FFRE, mutually committed to abandoning any administrative or legal proceedings resulting from the loan.
b)
On January 20, 1997, the General Special Shareholders’ Meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the General Special Shareholders’ Meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

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
Through December 31, 2008, the Bank had amortized the equivalent of USD 3,200,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.
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

On June 4, 2007, the General Regular and Special Shareholders’ Meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

BANCO MACRO S.A. AND SUBSIDIARIES
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

•
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 29, 2008, the General Regular Shareholders’ Meeting approved the creation of the special reserve to service interest payable during the fiscal year 2008. As of December 31, 2008, such reserve was fully reversed.

The Bank used the funds derived from such issuance to grant loans.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

BANCO MACRO S.A. AND SUBSIDIARIES
The corporate bonds mentioned in c.1) through c.3) above both included “registration rights agreements” entered into by the Bank and the placing agents whereby Banco Macro S.A. agreed to file with the SEC (Securities Exchange Commission) and make its best efforts to obtain an authorization to exchange those issuances for those registered with the SEC. Such agreements established deadlines and penalties for the Bank to carry out the process.
On August 16, 2007, the SEC authorized the abovementioned exchange offers.
For the same reasons regarding the macroeconomic context summarized in note 9. above, as of December 31, 2008, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 51,015,000 (42,555,000 and 8,460,000 of Class 2 and 3, respectively), having legally cancelled a face value amount of USD 34,225,000 (USD 32,725,000 and 1,500,000 of Class 2 and 3, respectively). Under Central Bank rules, the Bank recorded income of 32,219. Therefore, as of December 31, 2008, remaining of face value is USD 215,775,000. As of June 16, 2009, such repurchases totals a face value amount of USD 77,785,000 and the amount of legally cancelled totals a face value amount of USD 69,215,000. In consequence, the remaining of face value is USD 180,785,000.
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

As of December 31, 2008 and 2007, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,434 and 14,664, respectively.
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

As of December 31, 2008 and 2007, the loans portfolio managed amounts to 43,388 and 44,068, respectively.
c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such agency and the former Banco Macro S.A.. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2008 and 2007, the loans portfolio managed amounts to 84,508 and 80,890, respectively.
d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

BANCO MACRO S.A. AND SUBSIDIARIES

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors —under Section No. 35 bis II b), Financial Institutions Law— provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of December 31, 2008 and 2007, the portfolio managed by the Bank amounted to 124,982 and 136,810, respectively.

e)	On June 30, 2006, the Bank entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2008 and 2007, the portfolio managed by the Bank for principal and accrued interest amounted to 62,397 and 63,037, respectively. See also note 13.2.

f)	On December 31, 2008, the Bank entered into a management and custody agreement regarding the “BATUC I” trust loan portfolio.

As of December 31, 2008, the portfolio managed by the Bank for principal and accrued interest amounted to 18,455. See also note 13.2.

g)
As of December 31, 2007 the Bank managed the loan portfolio assigned as part of the transfer process of Banco San Miguel de Tucumán S.A. for a total of 13,427. The management agreement for the residual portfolio of former Banco San Miguel de Tucumán S.A. executed by Banco del Tucumán S.A. and the Municipality of San Miguel de Tucumán was terminated on July 8, 2008, sending notice thereof to the Central Bank on October 17, 2008, under file No. 054908.

h)	In addition, as of December 31, 2008 and 2007, the Bank had under its management other portfolios for total amounts of 72,260 and 72,061, respectively.
11.2.	Mutual Funds

As of December 31, 2008, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds (FCI):

		Shareholders’	Investments
Fund	Shares of interest	equity	(a)

Pionero Pesos	567,743,811	726,187	397,587
Pionero Renta Ahorro	22,503,675	29,105	27,882
Pionero Latam	1,615,657	3,096	3,110
Pionero FF — Fideicomiso Financieros	12,204,056	14,030	13,718
Pionero Renta	4,108,716	5,816	5,168
Pionero Acciones	1,292,580	1,586	1,574
Pionero Global	845,139	816	799
Galileo Event Driven F.C.I.	4,420,444	21,681	20,351
Galileo Argentina F.C.I.	2,816,202	9,726	8,549

(a)
“Memorandum accounts — Debit-balance accounts — Control — Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM
Law No. 24,485 and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.8779% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 9,494 of March 12, 2009.

BANCO MACRO S.A. AND SUBSIDIARIES
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
The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:
13.1.	Interest in trusts for investment purposes.
As or December 31, 2008 and 2007, the amounts recorded in the Bank’s consolidated financial statements for certificates of participation (net of allowances for 223,893 and 203,797, respectively) and debt securities held in financial trusts under “Other receivables from financial intermediation — Other receivables not covered by debtors classification regulations”, amounted to:

Financial trust	12/31/2008	12/31/2007

Certificates of participation:

Tucumán (a)	35,164	134,474
TST & AF (b)	33,148	33,611
Godoy Cruz (c)	14,642	12,511
Gas Tucumán I (d)	12,191	3,591
Luján (e)	—	43,530
San Isidro (f)	—	16,782
Other	18,771	23,646

Subtotal certificates of participation	113,916	268,145

Debt securities:

San Isidro (f)	41,766	—
Sociedad Militar Seguro de Vida (g)	41,762	—
Consubond (g)	33,510	—
Consubono (g)	21,677	—
Tarjeta Shopping (g)	12,244	29,989
Megabono (g)	11,287	—
Secubono (g)	10,617	4,055
Metroshop (g)	9,995	12,425
Garbarino (g)	7,849	—
Confibono (g)	6,886	—
Onext (h)	—	14,524
Others	29,554	16,037

Subtotal debt securities	227,147	77,030

Total interest in trusts (1)	341,063	345,175

(1)	See also note 24.

(a)	Tucumán Trust

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The trustors assigned to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2007, Banco Macro S.A. owned 100% of the Class “A” certificates of participation issued by the trust Fideicomiso Tucumán.

On June 6, 2008, partial settlements were made and part of the certificates was sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets amounted to about 45,621.

This trust will end with the full settlement of the certificates of participation.

(b)	TST & AF Trust

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer — Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited (subsidiary of Banco Macro S.A.), in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of issuance these financial statements, Banco Macro S.A. is beneficiary of 33% of the Class “A” certificates of participation, issued by Fideicomiso TST & AF.

As per the latest accounting information available to date, corpus assets amounted to about 199,549.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

(c)	Godoy Cruz Trust

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,528.

This trust will end with the full settlement of the certificates of participation.

BANCO MACRO S.A. AND SUBSIDIARIES

(d)	Gas Tucumán I Trust

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero Gas Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 14,941, which were assigned to Banco Macro S.A., the residual value of which amounted to 9,236.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 14,798.

This trust will end with the full settlement of the certificates of participation.

(e)	Luján Trust

The financial trust “Fideicomiso Financiero Luján” was created to reduce the credit risk of the financing granted to Federalia S.A. de Finanzas. To such end, on May 20, 2003, Federalia S.A. de Finanzas, in its capacity as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Luján”.

The trustors assigned to the trust real property located in the Province of Buenos Aires, Argentina.

Furthermore, “Nuevo A”, “A Prima” (subordinated to the Class “Nuevo A” certificates of participation) and Class “B” certificates of participation (subordinated to the Class “A” and “A Prima” certificates of participation) were issued. As of December 31, 2007, Banco Macro S.A. was the beneficiary of 100% of the certificates of participation issued.

As of June 6, 2008, Banco Macro S.A. sold on credit 100% of the certificates of participation with their guaranty to Federalia S.A. de Finanzas.

(f)	San Isidro Trust

On June 4, 2001, “Fideicomiso San Isidro” was created, the purpose of which was to sell the real property received in trust and to use the proceeds to settle the certificates issued by the trust.

The certificates of participation were delivered to Banco Macro S.A. to settle a loan granted previously to República S.A. de Finanzas.

On May 10, 2007, a real estate development agreement was signed to carry out a real estate project.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation with their guaranty issued by the trust to an unrelated company.

Subsequently, on December 26, 2008, the Bank subscribed debt securities in US dollars for face value amount totaling USD 11,687,366 issued by the trust.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 102.544.

BANCO MACRO S.A. AND SUBSIDIARIES

(g)
Mainly including provisional certificates of participation and debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(h)	Onext Trust

The purpose of the trust “Fideicomiso Onext” was to guarantee the repayment of the financing granted by the Bank and Banco Credicoop Cooperativo Limitado to Dalvian House S.A., Conjunto los Cerros S.A. and Dalvian Constructora S.A. through the purchase of debt securities issued by such trust.

Consequently, on May 19, 2005, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacity as trustors, entered into an agreement whereby the financial trust “Fideicomiso Financiero Onext” was created.

The trustors assigned certain real property to the trust “Fideicomiso Onext”. The purpose of such trust was to sell the real property to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

As of December 31, 2007, Banco Macro S.A. was beneficiary of 50% of the debt securities issued under Fideicomiso Onext.

On July 16, 2008, an agreement was signed to liquidate and terminate the trust, with the related distribution of corpus assets.

In addition, within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, Fideicomiso Bisel was created with assets transferred by former Banco Bisel S.A., being Banco de la Nación Argentina appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of December 31, 2008 and 2007, Banco Macro S.A., through its subsidiary Nuevo Banco Bisel S.A., owns 100% of the certificates issued by the trust. As of December 31, 2008 and 2007, the amounts receivable recorded were fully provisioned, since they were deemed unrecoverable.

13.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds originally used to finance loans are recovered early, increasing the Bank’s lending capacity.

As of December 31, 2008 and 2007, the trust assets represent about 4,296 and 2,300, respectively.

13.3.	Trusts as collateral for the loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

BANCO MACRO S.A. AND SUBSIDIARIES
Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor, and also the Bank will never have responsibility for additional losses other than the balance of the loans. As of December 31, 2008, all loans are performing.

As of December 31, 2008 and 2007, the trusts’ managed amount to 289,920 and 54,199, respectively.

13.4.	Normal trust activities (The Bank acts as trustee)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

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

The trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the assets of the Trust are not material because they are transferred periodically for the trustee (the Bank) to the beneficiary, in accordance to the trust agreements. To such end, the Bank entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	In connection with public work concession agreement granting road exploitation, management, keeping and maintenance.
Additionally, other trusts manage specific assets, mainly real properties.
As of December 31, 2008 and 2007, the trusts’ assets managed amount to 387,273 and 287,379, respectively.
14.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER
Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.
15.	RESTRICTION ON EARNINGS DISTRIBUTION
a)
According to Central Bank provisions, 20% of income for the year should be appropriated to Legal Reserve. Consequently, the Shareholders’ Meeting held on May 12, 2009, decided to apply 132,010 out of unappropriated retained earnings to increase such legal reserve.

BANCO MACRO S.A. AND SUBSIDIARIES
b)
As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.c.1), and as established by Central Bank Communiqué “A” 4,576, the Shareholders’ Meeting held on May 12, 2009, decided to appropriate 50,510 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2009.

c)
Additionally, through Communiqué “A” 4589, as supplemented, the Central Bank established the procedure that should be followed by the financial institutions in the distribution of earnings. In this regard, the banks that will be distributing earnings will have to request express authorization from the Central Bank and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of year-end:

•
Capitalized amounts for differences resulting from compliance with court orders related to the dedollarization of deposits and differences resulting from dollarization of court deposits, mentioned in notes 4.4.l.2) and 4.4.l.3) for 25,447 (net of amortizations), (Banco Macro S.A. stand — alone basis).

•	The positive difference between the book value and the market value of government securities and guaranteed loans in portfolio amounting to 342,252 (Banco Macro S.A. stand — alone basis).
Under Central Bank standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of December 31, 2008 as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.
Through note dated February 20, 2009, the Bank requested the Central Bank’s authorization to distribute earnings in cash in the amount of 149,870.
d)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date net of the income tax paid for the fiscal years which income is being distributed and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

e)
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

Subsequently, on April 21, 2009, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, the compensation paid to the Directors amounting to 27,380.
Additionally, on May 12, 2009, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. continued of Regular and Special General Shareholders’ Meeting held on April 21, 2009, approved, among other issues, (i) the distribution of cash dividends for an amount of up 149,870, which is still subject to Central Bank ’s authorization, and (ii) the write off of payments made on behalf of Shareholders for their personal assets tax for an amount of 10,041.
16.	CLAIMS FROM THE A.F.I.P. (FEDERAL PUBLIC REVENUE AGENCY) — D.G.I. (FEDERAL TAX BUREAU) — D.G.R. C.A.B.A. (BUENOS AIRES CITY TAX AUTHORITIES)
a)
On January 21, 2002, the former Banco Bansud S.A. requested from the A.F.I.P. that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

BANCO MACRO S.A. AND SUBSIDIARIES
The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that —in the former Banco Bansud S.A.’s opinion— were consistent with the guidelines set by the specific regulations.
The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of December 31, 2008, the outstanding amount of 4,188 was recognized in the “Other liabilities” account.
b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP — DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A. for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

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
c)
The D.G.R.C.A.B.A. attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond. On April 22, 2008, the Bank filed a request for reconsideration. Subsequently, on September 11, 2008, the D.G.R.C.A.B.A. partly admitted the request, reducing its tax claim. However, on October 2, 2008, the Bank filed an administrative appeal, that was dismissed. On December 29, 2008, the Bank filed a complaint challenging this with the Federal Administrative Tax Court in and for the City of Buenos Aires. It also requested that the precautionary measure established in section 189, Administrative Tax Code, be ordered, which involves the stay of execution of the administrative act that was challenged in the abovementioned complaint.

d)
On April 24, 2009, the Bank filed appeals with the Federal Administrative Tax Court against the AFIP — DGI resolution that had objected 2002, 2003 and 2004 tax returns and 2003 and 2004 Income Tax Minimum Presume filed by Banco Macro S.A. for these tax years.

The issues under discussion and on which the regulatory agency bases its positions are the fiscal valuation of the amount pending of reception of bonds originated on the compensation for the asymmetric conversion (Law No. 25.561, Decree No. 214/02 and 216/02).
The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.
17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT
The following table shows the items computed by Banco Macro S.A. (stand-alone basis), Nuevo Banco Bisel S.A. and Banco del Tucumán S.A., under Central Bank rules, to constitute the minimum cash requirement for December 2008 are listed below, indicating the accounts balances.

	Banco Macro S.A.	Nuevo Banco Bisel	Banco del
Item	(stand-alone basis)	S.A.	Tucumán S.A.

Cash
Cash on hand	741,774	182,120	83,951
Amounts in Central Bank accounts	1,676,844	166,341	215,872

Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	140,812	43,435	24,235

Total	2,559,430	391,896	324,058

BANCO MACRO S.A. AND SUBSIDIARIES
18.	RISK MANAGEMENT POLICIES
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
All persons working at the Bank are responsible for the risk management process, in spite of the fact that the process begins with the Bank’s Board of Directors and has been designed to provide reasonable security of fulfilling the Bank’s objectives; every person fulfills a specific role.
The Board of Directors establishes the organizational strategies in terms of risks and approves the policies and structures upon with the Bank will base its comprehensive risk management.
The members of the Board of Directors participate actively in the daily management, sharing their experience and knowledge of the financial system, forming different Committees (Executive, Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan, Recovery and Operational Risk Committees).
Some of the main risks in financing activities involve:
Credit risk
The credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.
Banco Macro S.A. has counter-party and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level decided by the Bank and the tolerance level established the Central Bank regulations effective to this end. Credit Risk Management is in charge of applying the policies, administrating and monitoring the exposure to risk. The Board of Directors and the Executive and Senior Credit Committees are empowered to define and amend credit policies, the application of which is the responsibility of Management.
Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is deemed efficient based on the type of the customers in question. Compliance with Central Bank regulations, related to the diversification and concentration of credit and to the establishment of credit limits based on the customers’ net worth, is also closely monitored.
The Credit Committees (Senior, Junior, SME Banking, Agro and Large Companies and Regional) participate in this process. Their job is to rate customers (approval of credit limits) within the framework of a credit approval system which includes the involvement of a progressive scale of credit capacity levels in relation to the amount of capital being requested and the transaction’s terms and conditions.
The Credit Administration and Transactions Management is also used to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. In relation to this, among other matters, they control the formalization and settlement of the transactions and prepare reports on portfolio behavior. Also, the classifications of debtors and debtors’ guarantees are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard).
Within Credit Risk Management, the Analysis and Planning area duties involve monitoring risk exposure using tools such as alerts and indicators, preparing reports that serve as a source of information in portfolio management by Bank’s Management, Credit Risk Management and the commercial areas.
Additionally, Prelegal Recovery Management defines and carries out the recovery tasks involving the past due portfolio.
Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to minimize and/or neutralize the credit risks.

BANCO MACRO S.A. AND SUBSIDIARIES
Operational risk
The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or weaknesses in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.
The Bank has policies, procedures and structures, appointing a Head of Operational Risk and an Operational Risk Committee, the main mission of which is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.
In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin transmitting the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages. The Bank believes it has met the objectives established for fiscal year 2008.
With regards to Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.
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
Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.
The Bank’s investment strategies are reviewed on a regular basis by the CAP in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacitates are also assessed.
The CAP evaluates the Bank’s situation based on reports provided by Finance Management. The Bank’s value at risk is also monitored. To analyze the rate risk it uses the VAR (Value at Risk) method, determining the present value of net assets, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.
The Financial Planning area uses the following instruments in preparing its reports and recommendations: Sensitivity analysis, stress tests, index curves, in addition to other simulations. The adoption of measures based on the information provided is left to the Finance Management’s discretion, in relation to several factors that it must take into consideration such as the market conditions or the complexity and variety of transactions.
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

BANCO MACRO S.A. AND SUBSIDIARIES
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
2.
Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without any significant changes in the business.

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

Finally, the purpose of the price risk policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, manage and control the price risk.
One of the objectives in relation to the price risk is eliminating the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.
The Finance Management will report to the CAP on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes: identification of market factors, sensitivity to market factors, volatility, correlations, value at risk, index curves and stress test, among others.
19.	BALANCES IN FOREIGN CURRENCY
The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2008	2007
ASSETS

Cash	1,289,351	1,001,459
Government and private securities	510,061	288,364
Loans	2,128,481	1,598,906
Other receivables from financial intermediation	413,169	236,249
Assets under Financial Lease	69,188	20,343
Investments in other companies	500	1,337
Other receivables	57,613	22,641
Items pending allocation	803	52

Total	4,469,166	3,169,351

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2008	2007
LIABILITIES

Deposits	2,521,198	2,119,235
Other liabilities from financial intermediation	901,277	984,008
Other Liabilities	8,360	7,289
Subordinated Corporate Bonds	519,879	488,192
Items pending allocation	3	28

Total	3,950,717	3,598,752

20.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS
20.1.
Included in “Cash” there are: (a) interest-bearing deposits with the Central Bank totaling 2,059,041 and 2,022,430 as of December 31, 2008 and December 31, 2007, respectively and (b) interest-bearing deposits in foreign banks totaling 128,002 and 224,179 as of December 31, 2008 and 2007, respectively.

The interest-bearing deposits with the Central Bank yielded a nominal annual interest rate of 1.37% and 2.55% as of December 31, 2008 and December 31, 2007, respectively and the interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 1.71% and 2.86% as of December 31, 2008 and 2007, respectively.

20.2.	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with Central Bank totaling 208,482 and 180,686 as of December 31, 2008 and 2007, respectively.
21.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2008	2007
GOVERNMENT SECURITIES

Holdings in Special Investment Accounts
In pesos:
Consolidation bonds of social security payable in pesos at 2% — maturity 2010 and 2014	83,847	—
Secured bonds Decree 1,579/02 at 2% — maturity 2018	23,769	—
Discount bonds denominated in pesos at 5.83% – maturity 2033	22,201	—
Consolidation bonds in pesos at 2% – Sixth series — maturity 2024	4,122	—
Federal government bonds at 2% – maturity 2014	3,582	—

Subtotal holdings in Special Investment Accounts — In pesos	137,521	—

In foreign currency:
Federal government bonds in USD at Libor — maturity 2012 and 2013	236,110	—
Argentine government bonds in USD at 7% — maturity 2015	49,590	—
Argentine government bonds in USD at 7% — maturity 2017	23,252	—
Par bonds denominated in USD at variable rate – maturity 2038 (governed by Argentine legislation)	1,450	—
Par bonds denominated in USD at variable rate – maturity 2038 (governed by New York State legislation)	382	—

Subtotal holdings in Special Investment Accounts — In foreign currency	310,784	—

Subtotal holding in Special Investment Accounts	448,305	—

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2008	2007
GOVERNMENT SECURITIES (cont.)

Holdings for trading or intermediation
In pesos:
Discount bonds denominated in pesos at 5.83% — maturity 2033	209,277	18,746
Consolidation bonds at 2% — maturity 2010 and 2016	8,479	10,236
Consolidation bonds of social security payables in pesos at 2% — maturity 2010 and 2014	3,604	70,670
Secured bonds Decree 1,579/02 at 2% — maturity 2018	652	38,299
Par bonds at variable rate — maturity 2038	181	1,590
GDP-Related Securities — maturity 2035	96	1,109
Federal government bonds at 2% — maturity 2007, 2008, 2013 and 2014	—	13,840
Province of Tucumán bonds at 2% — maturity 2018	—	2,828
Other	82	197

Subtotal holdings for trading or intermediation — In pesos	222,371	157,515

In foreign currency:
Federal government bonds in USD at Libor — maturity 2012 and 2013	98,719	145,269
Discount Bonds in USD at 8.28% — maturity 2033 (governed by New York State legislation)	9,975	—
Argentine government bonds in USD at 7% — maturity 2015	9,627	—
Argentine government bonds in USD at 7% — maturity 2017	1,633	45,954
Argentine government bonds in USD at 7% — maturity 2011	1,565	1,462
Par bonds denominated in USD at variable rate — maturity 2038 (governed by Argentine legislation)	255	368
Discount Bonds in USD at 8.28% — maturity 2033 (governed by Argentine legislation)	161	—
Province of Mendoza bonds in USD at 5.50% — maturity 2018	—	7,533
Other	161	298

Subtotal holding for trading or intermediation — In foreign currency	122,096	200,884

Subtotal holding for trading or intermediation	344,467	358,399

Unlisted government securities
In pesos:
Argentine government bonds in pesos at Badlar +3.50%- maturity 2013	51,864	—
Federal government bonds at variable rate — maturity 2013	10,385	11,987
Province of Tucuman bonds at 2% — maturity 2018	2,290	—
Other	—	52

Subtotal unlisted government securities — In pesos	64,539	12,039

In foreign currency:
Province of Tucumán bonds in USD at Libor — maturity 2015	5,419	8,112

Subtotal unlisted government securities — In foreign currency	5,419	8,112

Subtotal unlisted government securities	69,958	20,151

Instruments issued by the Central Bank of Argentina
In pesos:
Unlisted Central Bank notes (NOBAC)	2,640,452	—
Listed Central Bank notes (NOBAC)	772,496	3,447,947
Unlisted Central Bank bills (LEBAC) — under repo transactions	425,963	—
Listed Central Bank bills (LEBAC) — under repo transactions	—	30,299

Subtotal instruments issued by Central Bank	3,838,911	3,478,246

Total government securities	4,701,641	3,856,796

PRIVATE SECURITIES

Investments in listed private securities
In pesos:
Mutual funds	5,544	11.617
Shares	378	2,971
Other	1	—

Subtotal listed private securities — In pesos	5,923	14,588

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2008	2007
PRIVATE SECURITIES (cont.)

In foreign currency:
Corporate bonds	63,629	23,595
Mutual funds	8,133	19,690
Commercial Paper	—	30,402
Shares	—	5,681

Subtotal listed private securities — In foreign currency	71,762	79,368

Total private securities	77,685	93,956

Total government and private securities, before allowances	4,779,326	3,950,752

Allowances	(27)	(27)

Total government and private securities	4,779,299	3,950,725

	Maturing
		After 1 year	After 5 years
	Within 1	but within 5	but within 10	After 10
	year	years	years	years	Total
	Book value

GOVERNMENT SECURITIES

In pesos:

Holding in Special Investment Accounts	72,879	22,744	17,525	24,373	137,521

Consolidation bonds of social security payable in pesos at 2% — maturity 2010 and 2014	71,481	11,785	581	—	83,847
Secured bonds Decree 1,579/02 at 2% — maturity 2018	1,398	8,273	14,098	—	23,769
Discount bonds denominated in pesos at 5.83% — maturity 2033	—	—	—	22,201	22,201
Consolidation bonds in pesos at 2% — Sixth series — maturity 2024	—	—	1,950	2,172	4,122
Federal government bonds at 2% — maturity 2014	—	2,686	896	—	3,582

In foreign currency:

Holding in Special Investment Accounts	58,998	177,112	72,842	1,832	310,784

Federal government bonds in USD at Libor — maturity 2012 and 2013	58,998	177,112	—	—	236,110
Argentine government bonds in USD at 7% — maturity 2015	—	—	49,590	—	49,590
Argentine government bonds in USD at 7% — maturity 2017	—	—	23,252	—	23,252
Par bonds denominated in USD at variable rate — maturity 2038 (governed by Argentine legislation)	—	—	—	1,450	1,450
Par bonds denominated in USD at variable rate — maturity 2038 (governed by New York State legislation)	—	—	—	382	382

In pesos:

Holding for trading or intermediation	6,230	5,623	931	209,587	222,371

Discount bonds in pesos at 5.83% — maturity 2033	—	—	—	209,277	209,277
Consolidation bonds at 2% — maturity 2010 and 2016	3,800	4,232	441	6	8,479
Consolidation bonds of social security payables in pesos at 2% — maturity 2010 and 2014	2,337	1,164	103	—	3,604
Secured bonds Decree 1.579/02 at 2% — maturity 2018	38	227	387	—	652
Par bonds at variable rate — maturity 2038	—	—	—	181	181
GDP-Related securities — maturity 2035	—	—	—	96	96
Other	55	—	—	27	82

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
		After 1 year	After 5 years
	Within 1	but within 5	but within 10	After 10
	year	years	years	years	Total
	Book value

In foreign currency:
Holdings for trading or intermediation	24,572	75,719	11,260	10,545	122,096

Federal government bonds in USD at Libor— maturity 2012 and 2013	24,565	74,154	—	—	98,719
Discount Bonds in USD at 8.28% — maturity 2033 (Governed by New York State Legislation)	—	—	—	9,975	9,975
Argentine government bonds in USD at 7% — maturity 2015	—	—	9,627	—	9,627
Argentine government bonds in USD at 7% — maturity 2017	—	—	1,633	—	1,633
Argentine government bonds in USD at 7% — maturity 2011	—	1,565	—	—	1,565
Par bonds denominated in USD at variable rate — maturity 2038 (Governed by Argentine Legislation)	—	—	—	255	255
Discount Bonds in USD at 8.28% — maturity 2033 (Governed by Argentine Legislation)	—	—	—	161	161
Other	7	—	—	154	161

In pesos:
Unlisted government securities	3,565	59,596	1,378	—	64,539

Argentine government bonds in pesos at Badlar + 3.50% — maturity 2013	—	51,864	—	—	51,864
Federal government bonds at variable rate — maturity 2013	3,462	6,923	—	—	10,385
Province of Tucuman bonds at 2% — maturity 2018	103	809	1,378	—	2,290

In foreign currency:
Unlisted government securities	775	3,096	1,548	—	5,419

Province of Tucumán bonds in USD at Libor — maturity 2015	775	3,096	1,548	—	5,419

Instruments issued by the Central Bank of Argentina	3,524,823	314,088	—	—	3,838,911

Unlisted Central Bank notes (NOBAC)	2,425,592	214,860	—	—	2,640,452
Listed Central Bank notes (NOBAC)	673,268	99,228	—	—	772,496
Unlisted Central Bank bills (LEBAC)	425,963	—	—	—	425,963
Total government securities	3,691,842	657,978	105,484	246,337	4,701,641

PRIVATE SECURITIES

In Pesos:
Investments in listed private securities	5,923	—	—	—	5,923

Mutual Funds	5,544	—	—	—	5,544
Shares	378	—	—	—	378
Other	1	—	—	—	1

In foreign currency
Investments in listed private securities	46,060	25,702	—	—	71,762

Corporate bonds	37,927	25,702	—	—	63,629
Mutual Funds	8,133	—	—	—	8,133

Total private securities	51,983	25,702	—	—	77,685

Total government and private securities, before allowances	3,743,825	683,680	105,484	246,337	4,779,326

Allowances					(27)

Total government and private securities					4,779,299

BANCO MACRO S.A. AND SUBSIDIARIES
22.	LOANS
Description of certain categories of loans in the accompanying Balance Sheets include:
a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.
c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.
The classification of the loan portfolio in this regard was as follows:

	As of December 31,
	2008	2007
Non-financial government sector	744,507	732,481
Financial sector	80,423	161,702
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	134,942	106,763
- With Senior “B” guarantees	466,211	357,422
- Without Senior guarantees	4,170,443	3,405,792
Consumer
- With Senior “A” guarantees	20,213	16,637
- With Senior “B” guarantees	718,608	750,974
- Without Senior guarantees	5,382,959	4,698,068
Less: Allowance	(438,348)	(220,422)

Total loans, net of allowance	11,279,958	10,009,417

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.
Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.
“Without senior guarantees” consist, in general, of unsecured third-party guarantees.
A breakdown of total loans by geographical location of borrowers is as follows:

	2008	2007
Argentina	11,688,928	10,150,371
Uruguay	12,994	13,111
Bermuda	10,048	—
Australia	3,294	111
Canada	3,027	392
Peru	10	9
France	5	22
United States of America	—	48,943
England	—	15,781
Thailand	—	687
Denmark	—	224
Chile	—	86
Brazil	—	55
Bahamas	—	46
Spain	—	1
Less: Allowance	(438,348)	(220,422)

Total loans, net of allowances	11,279,958	10,009,417

BANCO MACRO S.A. AND SUBSIDIARIES
A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2008	2007
Retail loans	4,023,725	3,410,359
Agricultural livestock- Forestry—Fishing— Mining — Hunting	1,538,027	1,050,102
Governmental services	886,749	861,852
Other services	852,658	970,585
Retail and consumer products	831,741	703,063
Chemicals	608,157	340,450
Construction	563,526	411,725
Foodstuff and beverages	521,849	700,917
Financial Services	289,450	408,002
Manufactury and wholesale	283,555	166,169
Real estate, business and leases	267,604	59,512
Transportation, storage and communications	263,999	181,646
Electricity, oil, water	170,950	74,256
Hotels and restaurants	32,325	39,365
Other	583,991	851,836

Total loans	11,718,306	10,229,839
Less: Allowance	(438,348)	(220,422)

Total loans, net of Allowance	11,279,958	10,009,417

23.	ALLOWANCES FOR LOAN LOSSES
The activity in the allowance for loan losses for the fiscal years presented is as follows:

	As of December 31,
	2008	2007	2006
Balance at the beginning of the fiscal year	220,422	208,581	247,532
Provision for loan losses (a)(b)	314,532	93,498	60,102
Allowances for loan losses from acquisition of Nuevo Banco del Tucumán S.A.	—	—	13,993
Allowances for loan losses from acquisition of Nuevo Banco Bisel S.A.	—	—	28,443
Write Offs	(76,246)	(38,199)	(132,926)
Reversals (b)	(20,360)	(43,458)	(8,563)

Balance at the end of the fiscal year (c)	438,348	220,422	208,581

(a)
As of December 31, 2008, the amount of “Provision for loan losses” disclosed in the Statements of Income, includes above amounts and the provision for “Other receivables for financial intermediation” and “Assets subject to financial lease” (see note 27.), without considering 41,639 mainly related to provision for financial trusts and Foreign currency exchange.

(b)
As of December 31, 2008 the amount of “Provisions for loan loss, net” disclosed in note 31., under US SEC Regulation S-X, includes above amounts and provision and reversals of “Assets subject to financial lease” disclosed in note 27. less 67,960 mainly related to Recovered loans and Foreign currency exchange.

(c)	As of December 31, 2008, as disclosed in note 31, under SEC requirements, the amount of allowance for loan losses includes the allowance for assets subject to financial lease (see note 27.).

BANCO MACRO S.A. AND SUBSIDIARIES
24.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
The breakdown of other receivables from financial intermediation by guarantee type is as follows:

	As of December 31,
Description	2008	2007

Without preferred guarantees	1,682,653	1,433,234
Allowances	(228,588)	(206,939)

	1,454,065	1,226,295

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

	As of December 31,
Description	2008	2007

Repurchased own corporate bonds	29,105	—
Corporate bonds — Unlisted	53,389	44,257
Debt securities in financial trusts — Unlisted	227,147	77,030
Certificates of participation in financial trusts — Unlisted (1)	337,809	471,942

Total investments in unlisted private securities	647,450	593,229

(1)	As of December 31, 2008 and 2007, the Bank booked allowances for impairment in value amounting to 223,893 and 203,797, respectively.
As of December 31, 2008, maturities for the private securities disclosed above are as follows:

		After 1
		year but	After 5
	Within 1	within 5	years but	After 10	Without
	year	years	within 10 years	years	due date		Total

Repurchased own corporate bonds	29,105	—	—	—	—		29,105
Corporate bonds —Unlisted	28,248	23,677	1,464	—	—		53,389
Debt securities in financial trusts —Unlisted	167,247	59,900	—	—	—		227,147
Certificates of participation in financial trusts —Unlisted	1,963	39,166	—	61,997	234,683	(1)	337,809

Total investments in unlisted private securities	226,563	122,743	1,464	61,997	234,683		647,450

(1)	As of December 31, 2008 the Bank booked allowances for impairment in value amounting to 223,893.
The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2008	2007

Amounts receivable from spot and forward sales pending settlement

Receivables from repurchase agreements of government securities	426,196	238,481
Receivable from spot sales of government and private securities pending settlement	60,858	174,614
Receivables from forward sales of government securities	3,214	4,508
Receivables from spot sales of foreign currency settlement	4,469	10,978

	494,737	428,581

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
Description	2008	2007

Securities and foreign currency receivable from spot and forward purchases pending settlement

Spot purchases of government and private securities pending settlement	35,228	107,354
Other spot purchases	11,786	3,198
Forward purchases of securities under repurchase agreements	5,626	15,143
Spot purchases of foreign currency pending settlement	1,640	23,580
Forward purchases of government securities	2	—

	54,282	149,275

Amounts payable for spot and forward purchases pending settlement

Payables for spot purchases of government securities pending settlement	42,372	95,655
Payables under repo transactions	24,495	25,893
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	1,632	23,567
Payables for forward purchases of securities under repurchase agreements	—	13,650

	68,499	158,765

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	629,973	276,728
Spot sales of government and private securities pending settlement	43,307	152,834
Forward sales of foreign currency pending settlement	4,463	10,981
Forward sales of government securities	1,752	4,884
Other forward sales	—	372

	679,495	445,799

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in note 4.4.h).
The fair value of these instruments was:

	End-of-year fair value
	2008	2007

Assets	53,571	149,275
Liabilities	681,295	445,799
Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statement of income of each year.

BANCO MACRO S.A. AND SUBSIDIARIES
25.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
25.1	Premises and Equipment
The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
	Estimated
	useful life
Description	(years)	2008	2007

Buildings	50	370,522	310,946
Furniture and facilities	10	88,308	79,397
Machinery and equipment	5	362,325	314,820
Vehicles	5	33,976	53,930
Other	—	2,303	2,085
Accumulated depreciation		(426,592)	(388,067)

Total		430,842	373,111

Depreciation expense was 50,543, 42,723 and 29,231 as of December 31, 2008, 2007 and 2006, respectively.
25.2	Other assets
Other assets consisted of the following as of December 31, 2008 and 2007:

	As of December, 31
	Estimated
	useful life
Description	(years)	2008	2007

Works in progress	—	22,801	55,533
Works of art	—	1,206	1,207
Prepayments for the purchase of assets	—	365	157
Foreclosed assets	50	25,632	38,114
Leased buildings	50	6,765	6,883
Stationery and office supplies	—	5,346	4,165
Other assets (1)	50	87,870	115,103
Accumulated depreciation		(12,628)	(14,582)

Total		137,357	206,580

(1)	Mainly includes buildings not affected by banking activities.
Depreciation expense was 1,313, 1,598 and 1,748 at December 31, 2008, 2007 and 2006, respectively.
25.3	Operating Leases
As of December 31, 2008, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).
The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2009	17,516
2010	14,059
2011	8,041
2012	3,288
2013	2,097
2014 and after	4,198

Total	49,199

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2008, 2007 and 2006, rental expenses amounted to 21,769, 18,686 and 14,123, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.
26.	INTANGIBLE ASSETS
26.1.	Goodwill:
As of December 31, 2008 and 2007 goodwill breakdown is as follows:

	As of December 31,
	Estimated
	useful life
Description	(years)	2008	2007

Goodwill for the purchase of Banco de Jujuy S.A., net of accumulated amortization of 8,222 as of December 31, 2008 (a)	6	—	8
Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 4,848 as of December 31, 2008 (b)	10	13,395	15,222
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 15,960 as of December 31, 2008 (c)	10	50,082	56,686

Total		63,477	71,916

Amortization expense on goodwill was 8,439, 9,250 and 4,766 as of December 31, 2008, 2007 and 2006, respectively.
(a)
On January 12, 1998, Banco Macro S.A. acquired 80% of the capital stock of Banco de Jujuy in the amount of Ps. 5.1 million. The assets transferred amounted to Ps. 30 million and the liabilities assumed amounted to Ps. 28 million (historical values).

Under Central Bank rules, this transaction resulted in Banco Macro’s positive goodwill amounting to Ps. 3.5 million, which is amortized in six years and no impairment is required.
(b)
As mentioned in note 3.6., on May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

Additionally, from September through December 2006, Banco Macro S.A. acquired 4.84% of the capital stock of Banco del Tucumán S.A.

Finally, on November 28, 2006, the General Regular and Special Shareholder’s Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93%.

Under Central Bank rules, this transaction resulted in Banco Macro’s positive goodwill amounting to 18,242, which is amortized in ten years and no impairment is required.
(c)
As mentioned in note 3.7., on August 11, 2006, the Bank acquired 92.73% of the capital stock of Nuevo Banco Bisel in the amount of 19,509. The assets transferred amounted to 1,824,644 and the liabilities assumed amounted to 1,804,534.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 66,042, which is amortized in ten years and no impairment is required.

BANCO MACRO S.A. AND SUBSIDIARIES
26.2.	Organization and development costs:
As of December 31, 2008 and 2007, the organization and development costs breakdown is as follows:

	As of December 31,
	Estimated useful
Description	life (years)	2008	2007
Differences due to courts orders — deposits dollarizations	5	40,657	53,450
Cost from information technology projects	5	74,631	63,669
Organizational cost	5	8,308	8,313
Other capitalized cost	5	11,473	2,615

Total		135,069	128,047

Amortization expense was 55,066, 47,202 and 32,740 as of December 31, 2008, 2007 and 2006, respectively, which was recorded in Administrative expenses and Other expenses.
Intangible assets changed as follows during fiscal years ended December 31, 2008, 2007 and 2006:

	Fiscal year ended December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	199,963	164,047	70,091
Additions	62,096	92,368	131,491
Decreases	(8)	—	(29)
Amortization expense	(63,505)	(56,452)	(37,506)

Balance at the end of the fiscal year	198,546	199,963	164,047

27.	OTHER ALLOWANCES AND PROVISIONS
The activity of the following allowances deducted from assets or included in liabilities in accordance with Central Bank rules are as follows:
Allowances — Government and private securities
Recorded to cover possible impairment risk arising out of government securities.

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	27	29	512
Write off	—	—	(474)
Reversals	—	(2)	(9)

Balance at the end of the fiscal year	27	27	29

BANCO MACRO S.A. AND SUBSIDIARIES
Allowances — Other receivables from financial intermediation
Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account notes 4.4.f) and h.3).

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	206,939	178,319	27,600
Allowances for Other receivables for financial intermediation from acquisition of Banco del Tucumán S.A.	—	—	125
Allowances for Other receivables for financial intermediation from acquisition of Nuevo Banco Bisel S.A.	—	—	164,327
Provision for other receivables for financial intermediation losses	24,099	38,583	9,129
Write off	(761)	(5,902)	(6,688)
Reversals	(1,689)	(4,061)	(16,174)

Balance at the end of the fiscal year	228,588	206,939	178,319

Allowances — Assets subject to financial lease
Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account note 4.4.f).

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	4,898	3,489	1,470
Allowances for Assets subjects to financial leases from acquisition of Banco del Tucumán S.A.	—	—	226
Allowances for Assets subjects to financial leases from acquisition of Nuevo Banco Bisel S.A.	—	—	299
Provision for assets subject to financial lease	614	1,557	1,529
Write off	—	—	(19)
Reversals	(121)	(148)	(16)

Balance at the end of the fiscal year (1)	5,391	4,898	3,489

(1)	Under U.S. SEC requirements, as disclosed in note 31, they were included in “Assets — Allowance for loans losses”.
Allowances — Investment in other companies
Recorded to cover possible impairment risk arising from investments in other companies.

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	697	1,172	1,304
Provision for investment in other companies losses	45	85	18
Write off	(487)	(11)	—
Reversals	(8)	(549)	(150)

Balance at the end of the fiscal year	247	697	1,172

BANCO MACRO S.A. AND SUBSIDIARIES
Allowances — Other receivables
Following is a summary of amounts recorded to cover collectibility risks of other receivables.

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	27,034	36,153	18,246
Allowances for Other receivables from acquisition of Banco del Tucumán S.A.	—	—	1
Allowances for Other receivables from acquisition of Nuevo Banco Bisel S.A.	—	—	18,892
Provision for other receivables losses	7,332	1,936	8,175
Write off	(18,011)	(3,959)	(8,694)
Reversals	(517)	(7,096)	(467)

Balance at the end of the fiscal year	15,838	27,034	36,153

Total of allowances	250,091	239,595	219,162

Provisions — Contingencies Commitments
Following is a roll-forward of the allowance recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS (Statements of Financial Accounting Standards) No. 5.

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	1,660	1,674	2,076
Provision for contingent commitments losses	40	55	7
Write off	—	—	—
Reversals	(177)	(69)	(409)

Balance at the end of the fiscal year	1,523	1,660	1,674

Provisions — Negative Goodwill
Following is the roll forward of the amounts recorded to cover the difference between the purchase price and the book value of the net equity acquired of Banco Bansud S.A. and Nuevo Banco Suquía S.A.:

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	483	483	73,595
Amortization	—	—	(73,112)

Balance at the end of the fiscal year	483	483	483

Provisions — Other loss contingencies
Principally includes labor litigation and customer and other third-party claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to SFAS No. 5.

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	78,044	75,085	102,479
Provision for other contingent losses	28,792	23,638	20,087
Provision for other contingent losses from acquisition of Banco del Tucumán S.A.	—	—	994
Provision for other contingent losses from acquisition of Nuevo Banco Bisel S.A.	—	—	11,790
Write off	(22,686)	(18,728)	(58,213)
Reversals	(21,385)	(1,951)	(2,052)

Balance at the end of the fiscal year	62,765	78,044	75,085

Provisions — For severance pay
Following is a roll-forward of the provision recorded under Central Bank’s rules to cover contingent losses related to severance pay:

	As of December 31,
	2008	2007	2006
Balance at the beginning of the fiscal year	—	496	—
Provision for severance pay	—	—	1,000
Write off	—	(496)	(504)

Balance at the end of the fiscal year	—	—	496

Provision — Difference from court deposit dollarization
Following is the roll-forward of the provision recorded under Central Bank’s rules to cover the difference form court deposit dollarization (see note 2.):

	As of December 31,
	2008	2007	2006
Balance at the beginning of the fiscal year	21,146	—	—
Provision from court deposits dollarization	1,864	21,678	—
Write off	(4,777)	(532)	—

Balance at the end of the fiscal year	18,233	21,146	—

Total of provisions	83,004	101,333	77,738

28.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
28.1	Deposits
The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2008 is 6,335,840.
28.2	Central Bank of Argentina
The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2008			As of December 31, 2007
		Interest and			Interest and
		CER			CER
	Principal	adjustments	Rate	Principal	adjustments	Rate
Short–term liabilities	35,746	43,193	1.95%	34,660	37,866	1.97%
Long–term liabilities	101,516	122,305	2.00%	135,182	140,188	2.00%

Total (1)	137,262	165,498		169,842	178,054

BANCO MACRO S.A. AND SUBSIDIARIES

(1)
As mentioned in note 2, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank and its subsidiary Nuevo Banco Bisel S.A. have decided to prepay the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. in the amount of 291,609 (see note 7.2.b)).

28.3	Banks and international institutions

	As of December 31, 2008			As of December 31, 2007
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	52,283	7,454	4.92%	3,388	3,891	5.58%
Long–term liabilities (1)	172,685	—	8.54%	157,551	—	6.56%

Total	224,968	7,454		160,939	3,891

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

(1)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% per anum. As of December 31, 2008 the Bank had duly complied with the obligations assumed with the loan.

28.4	Financing received from Argentine financial institutions
The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2008			As of December 31, 2007
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	30,181	1,665	10.33%	116,664	2,374	6.75%
Long–term liabilities	18,958	23,002	2.00%	20,142	21,116	2.02%

Total	49,139	24,667		136,806	23,490

Accrued interest and adjustments are included in “Accrued interest payables” under the Financing received from Argentine financial institutions and “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets. Amounts are unsecured.
Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

As of
December
Periods	31, 2008
2010	3,715
2011	3,934
2012	3,934
2013	3,933
2014	6,010
2015	6,425
2016	6,425
2017	6,425
2018	1,159

41,960

BANCO MACRO S.A. AND SUBSIDIARIES
28.5	Others
The rest of liabilities included in “Others liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2008			As of December 31, 2007
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	545,146	37	0.02%	412,940	35	0.03%
Long–term liabilities (1)	80,835	1,123	3.96%	80,673	1,079	3.98%

Total	625,981	1,160		493,613	1,114

(1)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of Nuevo Banco Bisel S.A. in the amount of 71,653 (see note 3.7.).
29.	EMPLOYEE BENEFIT PLANS
The Bank does not maintain pension plans for its personnel. The Bank is required to pay employer contributions, determined on the basis of total monthly payroll.
These expenses aggregated 110,170, 78,821 and 50,755 for the fiscal years ended December 31, 2008, 2007 and 2006, respectively, and are included in the “Operating Expenses—Personnel expenses” account.
30.	MINIMUM CAPITAL REQUIREMENTS
Under Central Bank’s rules, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). As of December 31, 2008 and 2007, the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the Central Bank rules are as follows:

			Excess of actual Minimum
	Required	Computable	Capital over Required
	Minimum Capital	Capital	Minimum Capital
December 31, 2008	1,341,598	3,113,825	1,772,227
December 31, 2007	1,150,183	2,969,676	1,819,493
31.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET
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

Consolidated Statements of Income	2008	2007 (1)	2006 (1)

Interest and fees on loans	2,105,895	1,287,555	739,214
Interest on bearing deposits with other banks	7,010	19,917	10,516
Interest on other receivables from financial intermediation	174,038	67,022	68,146
Interest on securities and foreign exchange purchased under resale agreements	28,010	24,642	18,311
Securities gains, net	569,095	437,832	274,029
Other interest income	23,166	15,774	43,402

Total interest income	2,907,214	1,852,742	1,153,618

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income (contd.)	2008	2007 (1)	2006 (1)

Interest on deposits	970,072	501,168	280,325
Interest on securities and foreign exchange purchased under resale agreements	5,723	10,998	9,634
Interest on short-term borrowings	29,227	4,860	7,094
Interest on long-term debt	150,457	161,374	16,474
Other interest expense	160,487	100,068	96,195

Total interest expense	1,315,966	778,468	409,722

Net interest income	1,591,248	1,074,274	743,896

Provision for loan losses, net	(226,705)	38,401	59,623

Net interest income after provision for loan losses	1,364,543	1,112,675	803,519

Service charges on deposit accounts and other fees	570,968	370,147	267,603
Credit-card service charges and fees	153,413	102,856	60,102
Other commissions	19,557	19,789	16,775
Foreign currency exchange trading income	19,261	15,947	11,607
Income from equity in other companies	32,986	13,477	7,928
Foreign exchange, net	143,094	48,823	40,007
Negative Goodwill	—	—	73,112
Other	119,576	117,509	81,392

Total non-interest income	1,058,855	688,548	558,526

Commissions	57,077	49,965	44,607
Salaries and payroll taxes	796,129	587,480	395,421
Outside consultants and services	54,375	41,802	38,768
Depreciation of bank premises and equipment	51,499	43,972	30,736
Rent	21,685	18,635	14,085
Stationery and supplies	15,050	14,511	8,880
Electric power and communications	37,004	31,980	23,490
Advertising and publicity	53,178	50,343	31,138
Taxes	12,099	9,673	7,298
Directors’ and Statutory Audits’ fee	26,941	37,695	14,355
Insurance	6,073	6,091	5,238
Security services	42,241	35,487	25,002
Maintenance, conservation and repair expenses	47,743	36,392	24,825
Amortization of organization and development expenses	63,210	55,906	37,291
Provision for losses on other receivables and other allowances	37,242	15,599	26,713
Other	177,241	176,064	129,719

Total non-interest expense	1,498,787	1,211,595	857,566

Minority interest of subsidiaries	(3,354)	(2,083)	(3,178)

Income before income tax expense	921,257	587,545	501,301

Income tax expense	261,207	92,345	76,961

Income from continuing operations	660,050	495,200	424,340

Net income	660,050	495,200	424,340

Earnings per common share	1.00	0.72	0.64

(1)	See note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES
Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2008, and 2007, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2008	2007 (1)
ASSETS

Cash	824,387	875,486
Interest-bearing deposits in other banks	2,395,525	2,428,779
Federal Funds sold and securities purchased under resale agreements of similar arrangements	431,822	253,623
Trading account assets	422,125	616,508
Investment securities available for sale	4,410,387	3,379,045
Loans	12,215,599	10,649,628
Allowance for loan losses	(443,739)	(225,320)
Premises and equipment	567,892	626,319
Due from customers on acceptances	147,843	131,407
Other assets	1,022,836	702,951

Total assets	21,994,677	19,438,426

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	12,214,166	9,916,821
Non interest-bearing deposits	3,091,498	3,674,328
Federal Funds purchased and securities sold under repurchase agreements	654,467	316,270
Other short-term borrowings	732,223	629,951
Long-term borrowings	1,199,675	1,336,519
Contingent liabilities	82,155	104,186
Other liabilities	518,765	117,903
Bank acceptances outstanding	147,843	131,407
Subordinated corporate bonds	521,681	490,695
Minority interest in consolidated subsidiaries	15,607	12,640

Total liabilities	19,178,080	16,730,720

Common stocks	683,979	683,979
Retained appropriated earnings	481,954	382,916
Retained unappropriated earnings	1,251,569	1,241,716
Other shareholders’ equity	399,095	399,095

Total shareholders’ equity	2,816,597	2,707,706

Total liabilities and shareholders’ equity	21,994,677	19,438,426

(1)	See note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES
32.	OPERATIONS BY GEOGRAPHICAL SEGMENT
The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2008	2007	2006

Total revenues	4,110,010	2,736,273	1,842,298
Argentina	4,088,419	2,704,895	1,818,761
Bahamas	21,591	31,378	23,537

Net income	660,050	495,200	424,340
Argentina	656,611	485,079	419,523
Bahamas	3,439	10,121	4,817

Total assets	22,424,997	19,718,232	14,477,840
Argentina	22,030,770	19,193,530	13,973,130
Bahamas	394,227	524,702	504,710
33.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
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

BANCO MACRO S.A. AND SUBSIDIARIES
The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007

Forward purchases of foreign exchange without delivery of underlying asset (a)	2,219,777	331,411
Forward sales of foreign exchange without delivery of underlying asset (a)	1,214,988	94,838
Put options sold (b)	99,826	113,809
Interest rate swaps (c)	39,422	36,238
Put options taken (d)	24,349	—
Call options sold (e)	—	549

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through the local markets (ROFEX and MAE). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

The Bank enters into these transactions to take advantage of price differentials. Under Central Bank rules, they were valued at their quoted prices as of December 31, 2008 and 2007. They expired a few days later. Any quoted price-differences were charged to income.

(b)
As of 2008 and 2007, the Bank recorded in memorandum accounts the amounts representing obligations of the Bank under put options sold related to the Federal Government Bond coupons established in Presidential Decrees Nos. 905/02 and 1,836/02. Such options were imposed by the Federal Government to all financial institutions.

During the Argentine crisis and pursuant to such decrees, the deposits which were denominated in US Dollars were exchanged for peso denominated government bonds using a Ps.1.4 to the U.S.$1.00 exchange rate. The bonds received by the depositors carried an interest rate plus CER (an inflation index) adjustment.

In order to enhance the public’s trust in the system and the exchange mechanisms, the Central Bank effectively required the banks to issue a put option to the depositors who so requested. Such put options will entitle the bondholders to receive 1.4 exchange rate, plus accrued interest plus CER. This was intended to effectively provide a floor for the yield of such government bonds for the holders, therefore, if the value of these bonds were to decrease below the terms of the put options (ie, Ps.1.4 exchange rate plus interest plus CER), only the original depositor would then be able to present the put options to the Bank and receive such value. These options expire 30 days after the expiration of each coupon received by the depositors, in varying dates through 2013. As it is a put option established by the Federal Government to the detriment of the Bank, the holders of such options did not pay any type of premium to the Bank and thus the Bank has never recognized any income from these options, and has never established an initial liability since it received no up-front premium.

After the exchange, these government bonds have increased in value significantly given the improvement of the Argentina’s economy and therefore of the government’s creditworthiness. As a result of that, the management of the Bank estimates that many of the original depositors had sold their bonds. Consequently, the options had been extinguished.

Therefore the options have never had any intrinsic value. It should be noted that the interest rate and terms of the options are the same as the bonds and therefore the options will only be exercised in case of government default. The Bank understands that such options have only a di minimus value. Under Central Bank rules, they were valued at their original strike price and recorded only in memo accounts.

BANCO MACRO S.A. AND SUBSIDIARIES

(c)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest per anum and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the difference between both rates was negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

(d)	Related to put options taken by the Bank in connection with underwriting agreements mentioned in note 13.1.g). The purpose of these options was to recover the reimbursements made by the Bank.

Under Central Bank rules, these options were valued at the agreed-upon strike price (see also note 4.4.m.3).

These agreements expired on January and February, 2009. The Bank did not exercise the options.

(e)
As of December 31, 2007 the Bank sold call options over stock index. Under Central Bank rules, the call options were value at their quoted price. The Bank enters into this transaction to take advantage of price differentials. This agreement expired on January 19, 2008. The counterparty did not exercise the option.

Credit-related financial instruments
The Bank’s exposure to credit loss in the event of the counterparts’ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.
A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2008	2007

Other guarantees provided covered by debtors classification regulations	84,136	115,930
Other guarantees provided not covered by debtors classification regulations	57,758	58,773
Other covered by debtors classification standards	90,085	131,407

(*)	Most of this amount as of December 31, 2008 and 2007, have a remaining maturity of less than one year.
Commitments to extend credit are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent actual future cash requirements for the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.
Foreign trade acceptances represent Bank customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank and the Bank’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange.
The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees.
The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2008	2007

Checks drawn on the Bank pending clearing	781,996	691,520
Checks drawn on other Banks	259,303	183,684
Trust activities
See note 13.
34.	BUSINESS SEGMENT CONSOLIDATED INFORMATION
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
Effective January 1, 2007, the Bank adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
The adoption of FIN 48 did not have an impact on Banco Macro’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2008 and 2007.
The Bank and its subsidiaries file income tax returns in the Argentina jurisdiction. The Bank is subject to Argentina income tax examination for calendar tax years ending 2003 through 2008. The Bank and its subsidiaries currently are under audit from the A.F.I.P. for its 2004 and 2005 tax years.

BANCO MACRO S.A. AND SUBSIDIARIES
Deferred tax assets and liabilities (including those related to business combinations mentioned in note 35.7.d) and e)) are summarized as follows:

	As of December 31,
Description	2008	2007

Deferred tax assets:
Governments and private securities valuation	20,879	—
Loans	106,691	55,708
Intangible assets	15,252	84,945
Allowance for loss contingencies	55,976	57,318
Net tax loss carry forwards	888	54,796
Other	28,476	24,734

Total deferred assets	228,162	277,501

Deferred tax liabilities:
Governments and private securities valuation	—	(3,796)
Property, equipment and other assets	(5,952)	(5,411)
Foreign exchange difference	(15,688)	(12,004)
Other	(14,268)	(13,746)

Total deferred liabilities	(35,908)	(34,957)

Deferred tax asset	192,254	242,544

Allowance for deferred tax assets	(89,308)	(119,467)

Net deferred tax assets under US GAAP	102,946	123,077

As of December 31, 2008, the consolidated tax loss carry forwards of 2,537 are as follows:

Expiration year	Amount

2009	500
2010	250
2011	421
2012	1,294
2013	72

2,537

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2008	2007	2006

Net deferred tax assets at the beginning of the year	123,077	182,902	106,553
Net deferred tax (liabilities) / assets acquired from acquisition on business combination (*)	—	(3,359)	136,616
Net amount recorded in comprehensive income	42,132	8,333	9,719
Net deferred tax expense for the year	(62,263)	(64,799)	(69,986)

Net deferred tax assets at the end of the year	102,946	123,077	182,902

(*)	See note 35.7.

BANCO MACRO S.A. AND SUBSIDIARIES
The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2008	2007	2006

Income tax in accordance with Central Bank regulations	261,207	92,345	76,961
Deferred tax charges	62,263	64,799	69,986

Total income tax expense in accordance with US GAAP	323,470	157,144	146,947

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2008	2007	2006

Pre-tax income in accordance with US GAAP	951,713	559,674	546,611
Statutory income tax rate	35.00%	35.00%	35.00%

Tax on net income at statutory rate	333,099	195,886	191,314

Permanent differences at the statutory rate:
- Variation of allowances	(30,159)	15,354	84,116
- Income not subject to income tax	(4,073)	(57,908)	(111,575)
- Others	24,603	3,812	(16,908)

Income tax in accordance with US GAAP	323,470	157,144	146,947

In note 35.7 the abovementioned adjustments were split considering business combinations or other adjustments.
Had US GAAP been applied, in addition to the adjustments related to business combinations mentioned in note 35.7 d) to f), the Bank’s assets would increase by 115,733, 54,569 and 21,819 as of December 31, 2008, 2007 and 2006, respectively. In addition, income would increase by 19,032 and 24,900 for the years ended December 31, 2008 and 2007, respectively, and decreased by 94,936 for the year ended December 31, 2006.
b)
In addition, as of December 31, 2008, 2007 and 2006 the Bank had asset of 25,767, 45,293 and 47,780, respectively, for the credit for Tax on minimum presumed income. As mentioned in note 5 to the financial statements, under Central Bank Rules, such credit is considered to be an asset because Management estimates it will be used within ten years, which is the period allowed by the Central Bank Communiqué “A’’ 4,295, as amended.

In accordance with US GAAP, a valuation allowance was recorded for the portion of such credit which was deemed to be more likely than not that it would not be recovered, as per paragraphs 17 (e) and 25 of SFAS 109.
The adjustments related to credit for tax on minimum presume income acquired in business combination transactions are included in note 35.7.
Has US GAAP been applied, no allowances would have existed in the Bank records, besides the adjustments mentioned in note 35.7.

BANCO MACRO S.A. AND SUBSIDIARIES
35.2.	Exposure to the Argentine Public Sector and Private Securities
a)	Loans—Non-financial federal government sector
During the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, the Bank exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called guaranteed loans in consideration thereof. The loans received in this exchange were not significant.
Guaranteed loans were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.c)).
In addition, the Bank has additional guaranteed loans acquired in the market and also through business combinations described elsewhere in this footnote. Since 2005, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with SOP 03-3 — “Accounting for Certain Loans and Debt Securities Acquired in a Transfer”. In accordance with paragraph 8 of SOP 03-3, the Bank should continue to estimate cash flows expected to be collected over the life of the loan.
As of December 31, 2008, based on current information and events, the Bank estimated that the guaranteed loans were impaired, applying SFAS 114 “Accounting by Creditors for Impairment of a Loan”. As of such date, the guaranteed loans considered impaired were approximately 475,658 (in 2008 the Bank recognized interest income for these loans of 31,604). Therefore, as of December 31, 2008, the Bank estimated allowances for such loans, in accordance with SFAS 114, for a total amount of 50,127.
The adjustments related to guaranteed loans acquired in business combination transactions are included in note 35.7 d) to f).
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7 d) to f), would decrease assets by 236,487, 256,165, and 270,492 as of December 31, 2008, 2007 and 2006, respectively.
On the other hand, income would increase by 19,678, 14,327 and 513 for the years ended December 31, 2008, 2007 and 2006, respectively.
b)	Secured Bonds
As of December 31, 2008, 2007 and 2006, the Bank had Secured Bonds (BOGARs). As of December 31, 2008, under Central Bank rules, a significant portion of them is classified, as holding in special investment accounts in accordance with Central Bank rules, valued as mentioned in note 4.4.b.1).i. As of December 31, 2007 and 2006, they were classified as holding for trading or intermediation, valued as mentioned in note 4.4.b.1).ii.
As of December 31, 2008, 2007 and 2006 part of such BOGARs are classified for US GAAP purposes as available for sale securities and carried at fair value with the unrealized gain or loss, net of income taxes, recognized as a charge or credit to equity through other comprehensive income in accordance with SFAS 115 “Accounting for certain investments in debt and equity securities”. In connection with estimating the fair value of the BOGARs, the Bank used quoted market values.
The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 12,365 as of December 31, 2008. In addition, income would increase by 11,735, 2,661, and 31,653 for the years ended December 31, 2008, 2007 and 2006, respectively.
c)	Other Loans—Non-financial provincial government sector
As of December 31, 2006, the Bank had other loans granted to the non-financial provincial government sector, which were valued according to Central Bank Communiqué “A” 3,911, as supplemented (see note 4.4.c).

BANCO MACRO S.A. AND SUBSIDIARIES
In accordance with SFAS No. 114, as of December 31, 2006, the Bank deemed these loans to be impaired and measured impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, with a corresponding adjustment to bad-debt expense.
The effects of adjustments required to state such amounts in accordance with US GAAP would increase income by 196 for the year ended December 31, 2006.
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
Under US GAAP, these assets should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported net of income tax within the shareholders’ equity accounts in accordance with SFAS 115.
During the fiscal years ended December 31, 2006, the Bank sold and realized the gains that were previously recorded in other comprehensive income.
The effects of adjustments required to state such amounts in accordance with US GAAP would increase income by 40,736 for the year ended December 31, 2006.
e)	Instruments issued by Central Bank of Argentina and other unlisted securities
As of December 31, 2008, 2007 and 2006, the Bank had Instruments issued by Central Bank of Argentina and other unlisted securities (mainly government securities and Corporate Bonds). Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in note 4.4.b.2).
Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with SFAS 115.
The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 62,049 as of December 31, 2008 and increase assets by 1,817 and 20 as of December 31, 2007 and 2006, respectively.
On the other hand, income would decrease by 11,125 and 15,870 for the years ended December 31, 2008 and 2006, respectively, and increase by 18,608 for the year ended December 31, 2007.
f)	Holdings in special investment accounts in accordance with Central Bank rules
According to Central Bank Communiqué “A” 4861 dated October 30, 2008, as supplemented, the Bank classified certain government securities (mainly Federal Government bonds in USD — maturity 2012 and 2013, Consolidation bonds of social security payable in pesos and Argentine Government bonds in USD at 7% — maturity 2015) under “special investment accounts”, as disclosed in note 21. These government securities are recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable (see note 4.4.b.1).

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2008, the Bank does not have the intention of keeping such holdings through their maturity. Consequently, under US GAAP, these holdings in investment accounts should be considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with SFAS 115.
The effects of adjustments required to state such amounts in accordance with US GAAP (besides secured bonds mentioned in note 35.2.b)) would decrease assets by 27,274 as of December 31, 2008.
On the other hand, income would increase by 7,404 for the year ended December 31, 2008.
The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2008, 2007 and 2006 are as follows:

	Gains as of December 31,
Trading Securities	2008	2007	2006

Debt Securities Issued by Argentinian Government	16,874	467	2,404
Shares	—	(15)	11
Corporate Bonds	319	(315)	116
Other Debt Securities	—	—	10
Other	(656)	2,850	297

	16,537	2,987	2,838

The amortized cost, gross unrealized gains and fair value of securities classified as available for sale mentioned in item b) and items d) to f) (including those derived from business combinations) as of December 31, 2008, 2007 and 2006, are as follows:

	Amortized Cost	Gross Unrealized Gains		Fair Value

2008	4,416,932	(104,792	) (*)	4,312,140
2007	3,363,428	6,727		3,370,155
2006	2,842,286	26,199		2,868,485

(*)	These securities have been in a continuous unrealized loss position for less than 12 months.
The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Proceeds from sales
	as of December 31,
Available for sale securities	2008 (*)	2007 (*)	2006 (*)

Debt Securities Issued by Argentinian Government and others	3,450,382	2,050,941	2,845,568

(*)	As of December 31, 2008, 2007 and 2006, realized gains as a result of those sales amounted to 2,538, 17,832 and 43,742, respectively.
The amount of the unrealized holding gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see note 35.18) is as follows:

Securities	2007	Increase	Decrease	2008

Holdings in special investment accounts	—	—	(34,678)	(34,678)
Unlisted Government Securities	1,957	—	(18,840)	(16,883)
Secured Bonds	7,648	—	(24,100)	(16,452)
Instrument issued by Central Bank of Argentina	(2,538)	2,538	(32,509)	(32,509)
Corporate Bonds	(340)	—	(3,930)	(4,270)

Total	6,727	2,538	(114,057)	(104,792)

BANCO MACRO S.A. AND SUBSIDIARIES

Securities	2006		Increase	Decrease		2007

Unlisted Government Securities	—		1,957	—		1,957
Secured Bonds	10,309		—	(2,661)		7,648
Instrument issued by Central Bank of Argentina	15,890		—	(18,428)		(2,538)
Corporate Bonds	—		—	(340)		(340)

Total	26,199	(1)	1,957	(21,429	)(2)	6,727

Securities	2005	Increase		Decrease	2006

Compensatory Bonds	20,017	—		(20,017)	—
Secured Bonds	34,036	—		(23,727)	10,309
Instrument issued by Central Bank of Argentina	—	15,890		—	15,890

Total	54,053	15,890	(1)	(43,744)	26,199

(1)	Taking into account the unrealized gains related to the financial trusts mentioned in note 35.22., “increase” amounted to 17,270 and the balance as of December 31, 2006 amounted to 27,579.

(2)	Taking into account the liquidation of the financial trusts mentioned in note 35.22., “decrease” amounted to 22,809.
However, SFAS No.115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the write down amount shall be included in earnings.
The Bank has evaluated the changes in the argentine macroeconomic environment mentioned in note 2. and this decline in fair value to determine whether it is other than temporary and has not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2008 related to the following reasons:
a)	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

b)	The principal and interest payments have been made as scheduled, and there is not evidence that the debtor will not continue to do so;

c)	The Bank has the intention and the ability to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs.
35.3.	Loan origination fees
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
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7.d) to f), would decrease assets by 34,043, 20,163 and 17,092 as of December 31, 2008, 2007 and 2006, respectively. Income would decrease by 13,880, 3,071 and 5,609 for the years ended December 31, 2008, 2007 and 2006, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
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
Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the write off of non-performing loans classified as “non-recoverable” after a certain period of time and on management’s decisions to write off non-performing loans evidencing a very low probability of recovery.
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
In addition, all loans reserves from business combinations recorded under Central Bank rules, since the effective date of SOP 03-3, were reversed under US GAAP purposes as of each acquisition date, due to the fact that it is not appropriate to report such acquired impaired loans on a gross basis, since the Bank is not expected to incur those losses.
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
The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at 50% in accordance with the Central Bank rules.
Under US GAAP, the Bank adopted a policy to charge off loans which are 180 days past due.
Had US GAAP been applied, the Bank’s assets would decrease by 5,897, 3,600 and 1,233 as of December 31, 2008, 2007 and 2006, respectively. In addition, income would decrease by 2,297, 2,367 and 733 for the years ended December 31, 2008, 2007 and 2006, respectively.
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
The adjustments related to business combination transactions are included in note 35.7 d) to f).
The following table discloses the amounts required by SFAS No. 114, as of December 31, 2008, 2007 and 2006:

	Fiscal year ended December 31,
	2008	2007	2006

Total amount of loans considered as impaired	365,406	213,216	141,504
Amount of loans considered as impaired for which there is a related allowance for credit losses	309,106	158,836	135,219
Amount of loans considered as impaired for which there is no related allowance for credit losses	56,300	54,380	6,285
Reserves allocated to impaired loans	160,357	89,665	71,524
Average balance of impaired loans during the fiscal year	288,430	215,300	179,673
Interest income recognized on impaired loans	20,638	9,119	881
The Bank recognizes interest income on impaired loans on a cash basis method.
In addition, the Bank has performed a migration analysis based on uncollectivity following the SFAS 5 considerations.
Had US GAAP been applied, the Bank’s assets would decrease by 10,013, 12,739 and 4,513 as of December 31, 2008, 2007 and 2006, respectively. In addition, income would increase by 2,726 for the year ended December 31, 2008 and decrease by 8,226 and 3,124 for the years ended December 31, 2007 and 2006, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
Under US GAAP, the activity in the allowance for loan losses for the years presented is as follows:

	Fiscal year ended December 31,
	2008	2007	2006

Balance at the beginning of the fiscal year	114,912	97,116	174,646
Provision for loan losses	312,411	99,453	63,959
Write offs	(76,246)	(38,199)	(132,926)
Reversals	(20,360)	(43,458)	(8,563)

Balance at the end of the fiscal year	330,717	114,912	97,116

d)	Interest recognition — non-accrual loans
The method applied to recognize income on loans is described in note 4.4.d). Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Banks books and is considered a part of the loan balance when determining the reserve for credit losses.
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
Had US GAAP been applied, the Bank’s assets would decrease by 4,347, 2,491 and 2,377 as of December 31, 2008, 2007 and 2006, respectively. In addition, income would decrease by 1,856 and 114 for the years ended December 31, 2008 and 2007, respectively, and increase by 1,868, for the year ended December 31, 2006.
35.5.	Intangible assets
a)	Judgments due to court decisions related to foreign currency- denominated deposits
As mentioned in notes 2 and 4.4.l.2), the Bank capitalized as intangible assets the exchange differences related to constitutional protection and court judgments resulting from court decisions. These intangible assets are being amortized under the straight-line method in accordance with Central Bank rules.
Under US GAAP, the right to obtain these compensations is deemed a contingent gain which can not be recognized until realized, pursuant to SFAS 5 — Accounting for Contingencies.
Additionally, as of December 2008, 2007 and 2006, as mentioned in note 4.4.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of court decisions, in conformity with Central Bank indications in the notice dated August 4, 2008.
Under US GAAP, in accordance with SFAS No. 5, the Bank should have recorded a liability to cover the contingent losses related to the application of the Argentine Supreme Court ruling dated December 27, 2006 and August 28, 2007.
The adjustments related to these intangible asset acquired in business combination transactions are included in note 35.7. d) to f).
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7. d) to f), would decrease net assets by 83,750, 108,788 and 62,872 as December 31, 2008, 2007 and 2006, respectively. In addition, income would increase by 25,038 for the year ended December 31, 2008 and decrease by 45,916 and 20,240 for the years ended December 31, 2007 and 2006, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
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
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7 d) to f), would decrease assets by 37,982, 39,016 and 15,064 as of December 31, 2008, 2007 and 2006, respectively. In addition income would increase by 1,034 for the year ended December 31, 2008 and decrease by 23,952 and 2,980 for the years ended December 31, 2007 and 2006, respectively.
c)	Organizational costs
Applying US GAAP and in accordance with SOP 98-5 also resulted in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 8,291, 8,656 and 1,503 as of December 31, 2008, 2007 and 2006, respectively. In addition income would increase by 365 and 378 for the years ended December 31, 2008 and 2006, respectively and decrease by 7,153 for the year ended December 31, 2007.
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
Had US GAAP been applied, the Bank’s shareholder’s equity would decrease by 59,765, 39,345 and 20,170 as of December 31, 2008, 2007 and 2006, respectively. In addition, the income would decreased by 20,420, 19,175 and 3,365 for the years ended December 31, 2008, 2007 and 2006, respectively.
35.7.	Business Combinations
The Bank has effected several business combinations in the past few years. In order to present more detailed information about the US GAAP differences related to these business combinations, the Bank has reclassified certain line items in the reconciliation table shown in note 35.17. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to the banks which have not been legally merged into the Bank (mainly Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.). The qualitative description of the adjustments related to business combinations are described above, as the case may be. The details of these effects are described in this footnote.

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
The following table summarizes the estimated fair values of the net assets acquired at the date of acquisition (taking into account the percentage of acquisition):

Net assets	(1,146,140)

% acquired	81.225%
Net assets acquired	(930,952)
Irrevocable capital contribution transferred	970,668	(*)
Total net assets acquired	39,716
Purchase price	—

Negative Goodwill	(39,716	) (**)

(*)
The irrevocable capital contributions were made by Banamex in its capacity as Banco Bansud S.A.’s shareholder pursuant to the acquisition by Banco Macro S.A. The Bank obtained the rights over these irrevocable contributions as the new shareholders of Banco Bansud S.A.

(**)
The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current assets acquired. Given the Argentine economic environment and the Bank’s situation at the time of the acquisition, no identifiable intangible assets were recognized.

The reconciliation of shareholders’ equity to US GAAP and net income below includes the effects of the purchase accounting adjustments, the reversal of the negative goodwill and related amortization and inflation effects calculated under Central Bank rules, and the reversal of the gain related to the de-recognition of the contingent purchase price.
The effects on the Bank’s net assets, to allocate the negative goodwill under US GAAP had been resulted in a decrease by 9,609, 11,944 and 16,574 as of December 31, 2008, 2007 and 2006, respectively. In addition income would increase by 2,335 and 4,630 for the years ended December 31, 2008 and 2007, respectively and decrease by 68,483 for the year ended December 31, 2006.

BANCO MACRO S.A. AND SUBSIDIARIES
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
The following table summarizes the estimated fair values of the net assets acquired at the date of acquisition corresponding to the minority interest acquired (December 2003):

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
The effect on the Bank’s net assets, to allocate the negative goodwill under US GAAP, had been resulted in a decrease by 6,621, 6,235 and 5,708 as of December 31, 2008, 2007 and 2006, respectively. In addition income would decrease by 386, 527 and 527 for the years ended December 31, 2008, 2007 and 2006, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
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
The following table summarizes the estimated fair values of the net assets acquired at the acquisition date corresponding to the 100% interest acquired.

Net assets	110,482

% acquired	100%

Purchase price	16,407

Negative Goodwill	(94,075	)(*)

(*)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.
c.2)	Merger with and into Former Nuevo Banco Suquía S.A.
As mentioned in note 3.5., Banco Macro S.A. carried out the legal merger of Nuevo Banco Suquía S.A. with and into the former. The result of this transaction was a single shareholder group, including the former minority interest of former Nuevo Banco Suquía S.A., owning the consolidated net assets. The minority interest acquired represented 0.0165% of Nuevo Banco Suquía S.A.
The acquisition date was October 16, 2007, upon the appropriate shareholders and regulatory approvals.
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

BANCO MACRO S.A. AND SUBSIDIARIES
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
The effects on the Bank’s net assets, to allocate the negative goodwill and to account the legal merger abovementioned under US GAAP had been resulted in a decrease by 46,296 48,645 and 51,115, as of December 31, 2008, 2007 and 2006, respectively. In addition income would increase by 2,349, 2,325 and 2,306 for the year ended December 31, 2008 and 2007 and 2006, respectively.
d)	Acquisition of controlling interest in Banco del Tucumán S.A.
On May 5, 2006, as mentioned in note 3.6., the Bank acquired 75% of the capital stock of Banco del Tucumán S.A., at a cash purchase price of 45,961.
Under Central Bank rules, business combinations are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.
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
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Cash	150,190
Government and Private securities	198,411
Loans	213,696
Other assets	102,053
Tangible non-current assets	23,312
Intangible non-current assets — Mainly Customer related assets (8 — year weighted average useful life)	76,883

Total assets acquired	764,545

BANCO MACRO S.A. AND SUBSIDIARIES

Deposits	594,654
Other liabilities (*)	71,791

Total liabilities assumed	666,445

Net assets	98,100

% acquired	75%

Net assets acquired	73,575

Purchase price	45,961

Negative Goodwill	(27,614	)(**)

(*)	Includes 1,567 of deferred tax liability.

(**)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.
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
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

	Additional interest acquired in
	2007		2006
Net assets	174,713	(*)	144,256	(*)

% acquired	10.09%		4.84%

Net assets acquired	17,628		6,982

Purchase price	9,709		2,907

Negative Goodwill	(7,919	)(**)	(4,075	)(**)

(*)	Includes 3,359 (liability) and 143 (asset) of deferred tax, respectively.

(**)	The negative goodwills have been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.

BANCO MACRO S.A. AND SUBSIDIARIES
The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2008, 2007 and 2006:

	Increase / (Decrease)
	Consolidated shareholders’ Equity as of			Consolidated Net income Year
	December 31			ended December 31,
	2008	2007	2006	2008	2007	2006

Deferred taxes, net of allowances	(4,066)	(411)	(1,246)	(3,655)	4,194	178

Write off of tangible and intangible assets as a result of negative goodwill allocated	3,339	8,133	9,945	(4,794)	(6,270)	(2,255)

Judgments due to Court decisions related to foreign currency-denominated deposit	(2,038)	(4,339)	(7,510)	2,301	4,076	2,651

Other purchase price adjustments	(2,888)	(3,296)	(633)	408	(2,469)	(18)

Total	(5,653)	87	556	(5,740)	(469)	556

e)	Acquisition of Nuevo Banco Bisel S.A.
As mentioned in note 3.7., in August 2006, the Bank acquired 100% of the common shares of Nuevo Banco Bisel S.A., at a cash purchase price of 19,509. In addition, the Bank and SEDESA entered into a call and put options agreement for the preferred shares owned by SEDESA.
On May 28, 2007, the Bank acquired the preferred shares mentioned above by exercising a call option in relation to them.
Under Central Bank rules, business combinations are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recorded the difference between the book value of the net assets acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.
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

BANCO MACRO S.A. AND SUBSIDIARIES

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

The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2008, 2007 and 2006:

	Increase / (Decrease)
	Consolidated shareholders’ Equity			Consolidated Net income Year
	as of December 31			ended December 31,
	2008	2007	2006	2008	2007	2006

Deferred taxes, net of allowances	(8,721)	68,919	162,329	(77,640)	(93,893)	24,772

Minimum presume tax income	—	—	18,490	—	(18,490)	5,196

Loans — Non financial federal government sector	(48,833)	(32,881)	(15,685)	(15,952)	(17,196)	717

Loans to private sector	(4,517)	(1,595)	(7,285)	(2,922)	5,690	(7,129)

Minority interest adjustment (*)	59,740	59,038	57,736	702	1,302	(346)

Write off of tangible and intangible assets as a result of negative goodwill allocated	(108,264)	(123,815)	(147,437)	15,551	23,622	11,949

Other purchase price adjustments (**)	(1,357)	20,649	7,155	(22,006)	14,874	(2,458)

Total	(111,952)	(9,685)	75,303	(102,267)	(84,091)	32,701

(*)	See also note 3.7.

(**)	See also note 35.22.

BANCO MACRO S.A. AND SUBSIDIARIES
f)	Other
Had US GAAP been applied, other adjustments relative to business combination would decrease the Bank’s assets by 7,874, 8,397 and 9,733 as of December 31, 2008, 2007 and 2006, respectively. In addition, income would increase by 523 and 1,336 for the years ended December 31, 2008 and 2007, respectively and decrease by 272 for the year ended December 31, 2006.
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
This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in note 35.18. In the Bank’s case, comprehensive income is affected by SFAS 52 cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.
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
SFAS No. 133 “Accounting for derivative instruments and hedging activities” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Bank had no embedded derivatives and does not apply hedge accounting in accordance with SFAS N°133.
Considering the derivatives used by the Bank (described in note 33 and according to the valuation standards described in notes 4.4.h) and 4.4.m)), had this accounting requirement applied, the Bank’s assets would increase in 7,200 and 2,446 as of December 31, 2008 and 2007, respectively. In addition income would increase by 4,754 and 2,446 for the years ended December 31, 2008 and 2007, respectively.
35.11.	Foreign currency translation
Financial statements of the subsidiaries Macro Bank Limited and Red Innova Administradora de Inversión S.A. (liquidated in December 2008) were translated under Central Bank rules as described in note 4.1. US GAAP foreign currency translation requirements are covered by SFAS Nº 52 “Foreign Currency Translation” and differs with Central Bank rules in the translation of the income statement accounts, which under US GAAP should have been translated at the average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders’ equity are recognized as an other comprehensive income.
Had US GAAP been applied, the Bank’s net income for years ended December 31, 2008, 2007 and 2006 would increase by 8,859, 2,956 and 1,294, respectively, and these resulting differences recognized as other comprehensive income.

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
Had US GAAP been applied, no differences would have existed in the Bank records, besides the adjustment mentioned in note 35.3.
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
The following table sets forth the computation of Basic EPS:

	2008	2007	2006

Numerator:

Net income before extraordinary gains under US GAAP	628,243	384,040	357,959
Extraordinary gains (see note 35.7.e))	—	—	41,705
Net income under US GAAP	628,243	384,040	399,664

Denominator:

Common stock outstanding for the fiscal year (1)	608,437,455	683,943,437	608,943,437
Common stock issued (2)	—	35,536	75,000,000
Weighted-average common shares outstanding for the year	658,124,254	683,952,394	666,477,840
Basic EPS before extraordinary gains under US GAAP — stated in pesos	0.95	0.56	0.54
Basic EPS for the extraordinary gains under US GAAP — stated in pesos	—	—	0.06
Total Basic EPS under US GAAP — stated in pesos	0.95	0.56	0.60

(1)	Common stock of the Bank prior to the capital increases mentioned in note 9.

(2)	Capital increases mentioned in note 9.

BANCO MACRO S.A. AND SUBSIDIARIES
During 2008, 2007 and 2006, the Bank paid 170,995, 102,591 and 68,395, respectively, in cash dividends. Dividend per share amounted to Ps. 0.25, 0.25, and 0.10 respectively. In addition, on May 12, 2009, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. continued of Regular and Special General Shareholders’ Meeting held on April 21, 2009, approved, among other issues, the distribution of cash dividends for an amount of up 149,870, which is still subject to Central Bank’s authorization.
35.14.	Issuance and Offering Cost of Shares
As mentioned in note 9., on September 26, 2005, the Regular and Special Shareholders’ Meeting of the Bank approved a capital stock increase through the public subscription of shares for a face value of up to Ps. 75,000,000 by issuing up to 75,000,000 common, class B and book-entry shares. In March and April 2006, the capital increase had been fully subscribed and paid in, plus a stock issuance premium of 394,500.
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
Had US GAAP been applied, the Bank’s net income would increase by 15,664 for year ended December 31, 2006.
35.15.	Corporate Bonds
a)	Issuance Cost of Corporate Bonds and Interest recognition
As mentioned in note 10., on December 18, 2006, the Bank issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000.
In addition, on January 29, 2007 and on June 7, 2007, the Bank issued the 1st series of Class 2 nonsubordinated Corporate Bonds for a face value of USD 150,000,000 and the 1st series of Class 3 non-subordinated Corporate Bonds (peso-linked notes) for a face value of USD 100,000,000, respectively.
In the issuance of these bonds, the Bank incurred direct incremental costs (mainly underwriting and legal fees).
Under Central Bank rules, the Bank has been recognized as expenses these costs when they are incurred and the interest has been accrued according to the contract terms of the bonds in the period in which it was generated.
Under US GAAP, the bank recognizes direct incremental costs and interest based on the effective interest method over the life of the loan.
Had US GAAP been applied, the Bank’s assets would increase by 13,211, 18,400 and 10,288 as of December 31, 2008, 2007 and 2006, respectively. In addition income for the year ended December 31, 2008 would decrease by 5,189 and income for the years ended December 31, 2007 and 2006 would increase by 8,112 and 10,288, respectively.
b)	Repurchased Own Corporate Bonds
As mentioned in note 10., during 2008, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 issued for itself. Under Central Bank rules, at the repurchase date, the Bank records an asset under Other receivables from financial intermediation, valued as mentioned in note 4.4.h.4), but it does not derecognize the liabilities generated by the issuance thereof under Other liabilities from financial intermediation, valued as mentioned in note 4.4.h.5). Such repurchased corporate bonds are only considered extinguished and income is recognized when the Bank’s Board of Director approved the legal cancellation of such bonds.

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2008, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for face value amount of USD 51,015,000 and having legally cancelled a face value amount of USD 34,225,000. Under Central Bank rules, the Bank recorded income of 32,219. In consequence, at such date, the Bank had recorded an asset for repurchases of nonsubordinated corporate bonds for an amount of 29,105 and still had recorded liabilities generated by the issuance thereof for an amount of 56,738.
Under US GAAP, SFAS No140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, such repurchased corporate bonds should be considered extinguished when repurchased. As a consequence, the liabilities should have been decreased and income should have been recognized.
Had US GAAP been applied, the Bank’s shareholder’s equity and net income would increase by 27,633 for the year ended December 31, 2008.
Adjustment required to present the balance sheet in accordance with Regulation S-X would be to decrease assets and decrease liabilities by 29,105 as of December 31, 2008.
35.16.	Foreclosed assets
As mentioned in note 25.2, the Bank has real foreclosed assets and building not affected by banking activities. Under Central Bank rules, these assets are carried at cost adjusted by depreciation over the life of the assets (see note 4.4.k)).
Under US GAAP, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, such assets are classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. If the asset is newly acquired the carrying amount of the asset shall be established based on its fair value less cost to sell at the acquisition date. A long-lived asset shall not be depreciated while it is classified as held for sale.
Had US GAAP been applied, the Bank’s assets would increase by 11,093, 13,205 and 11,605 as of December 31, 2008, 2007 and 2006, respectively. In addition income would decrease by 2,112 for the year ended December 31, 2008 and increase by 1,600 and 11,605 for the years ended December 31, 2007 and 2006, respectively.
35.17.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income
	Years ended December 31,
	Ref.		2008	2007	2006

Net income in accordance with Central Bank rules			660,050	495,200	424,340
Income taxes
Deferred taxes, net of allowances	35.1.a	)	19,032	24,900	(94,936)
Exposure to the Argentine public sector and private securities Loans — Non-financial federal government sector	35.2.a	)	19,678	14,327	513
Secured Bonds	35.2.b	)	11,735	2,661	31,653
Other loans — Non-financial provincial government sector	35.2.c	)	—	—	196
Compensatory Bonds	35.2.d	)	—	—	40,736
Instrument issued by Central Bank of Argentina and other unlisted securities	35.2.e	)	(11,125)	18,608	(15,870)
Holdings in special investment accounts	35.2.f	)	7,404	—	—
Loan origination fees	35.3		(13,880)	(3,071)	(5,609)

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income
	Years ended December 31,
	Ref.		2008	2007	2006

Allowance for loan losses
Credit Card Loans	35.4.b	)	(2,297)	(2,367)	(733)
Impaired Loans — Non Financial Private Sector and residents abroad	35.4.c	)	2,726	(8,226)	(3,124)
Interest recognition — non accrual loans	35.4.d	)	(1,856)	(114)	1,868
Intangible assets
Judgments due to court decisions related to foreign currency — denominated deposits	35.5.a	)	25,038	(45,916)	(20,240)
Software costs	35.5.b	)	1,034	(23,952)	(2,980)
Organizational costs	35.5.c	)	365	(7,153)	378
Vacation accrual	35.6		(20,420)	(19,175)	(3,365)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	35.7.a	)	2,335	4,630	(68,483)
Merger with and into former Banco Bansud S.A. — a downstream merger	35.7.b	)	(386)	(527)	(527)
Acquisition of Nuevo Banco Suquía S.A.- Merger with and into Former Nuevo Banco Suquía S.A.	35.7.c	)	2,349	2,325	2,306
Acquisition of Banco de Tucumán S.A.	35.7.d	)	(5,740)	(469)	556
Acquisition of Nuevo Banco Bisel S.A.	35.7.e	)	(102,267)	(84,091)	32,701
Other	35.7.f	)	523	1,336	(272)
Derivative instruments	35.10		4,754	2,446	—
Foreign currency translation	35.11		8,859	2,956	1,294
Issuance and Offering Cost of Shares	35.14		—	—	15,664
Corporate Bonds
Issuance Cost of Corporate Bonds and Interest recognition	35.15.a	)	(5,189)	8,112	10,288
Repurchased Own Corporated Bonds	35.15.b	)	27,633	—	—
Foreclosed assets	35.16		(2,112)	1,600	11,605

Net income before extraordinary items in accordance with US GAAP			628,243	384,040	357,959

Extraordinary Gain (see note 35.7.e))			—	—	41,705

Net income in accordance with US GAAP			628,243	384,040	399,664

	2008	2007	2006
Comprehensive income

Net income in accordance with US GAAP	628,243	384,040	399,664

Other comprehensive income, net of tax:	(78,246)	(15,475)	(18,049)

Total comprehensive income, net in accordance with US GAAP	549,997	368,565	381,615

Earning per share before extraordinary gains in accordance with US GAAP — stated in pesos	0.95	0.56	0.54

Earning per share for extraordinary gains in accordance with US GAAP — stated in pesos	—	—	0.06

Total earning per share in accordance with US GAAP — stated in pesos	0.95	0.56	0.60

Weighted average number of shares Outstanding (in thousands)	658,124	683,952	666,478

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity
	as of December 31,
	Ref.		2008	2007	2006
Shareholders’ equity in accordance with Central Bank rules			2,816,597	2,707,706	2,315,097
Income taxes
Deferred taxes, net of allowances	35.1.a	)	115,733	54,569	21,819
Exposure to the Argentine public sector and private securities Loans — Non-financial federal government sector	35.2.a	)	(236,487)	(256,165)	(270,492)
Secured Bonds	35.2.b	)	(12,365)	—	—
Instruments issued by Central Bank of Argentina and other unlisted securities	35.2.e	)	(62,049)	1,817	20
Holdings in special investment accounts	35.2.f	)	(27,274)	—	—
Loan origination fees	35.3		(34,043)	(20,163)	(17,092)
Allowance for loan losses
Credit Card Loans	35.4.b	)	(5,897)	(3,600)	(1,233)
Impaired Loans — Non Financial Private Sector and residents abroad	35.4.c	)	(10,013)	(12,739)	(4,513)
Interest recognition — non accrual loans	35.4.d	)	(4,347)	(2,491)	(2,377)
Intangible assets
Judgments due to court decisions related to foreign currency — denominated deposits	35.5.a	)	(83,750)	(108,788)	(62,872)
Software costs	35.5.b	)	(37,982)	(39,016)	(15,064)
Organizational costs	35.5.c	)	(8,291)	(8,656)	(1,503)
Vacation accrual	35.6		(59,765)	(39,345)	(20,170)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	35.7.a	)	(9,609)	(11,944)	(16,574)
Merger with and into former Banco Bansud S.A. — a downstream merger	35.7.b	)	(6,621)	(6,235)	(5,708)
Acquisition of Nuevo Banco Suquía S.A. — Merger with and into Former Nuevo Banco Suquía S.A.	35.7.c	)	(46,296)	(48,645)	(51,115)
Acquisition of Banco de Tucumán S.A.	35.7.d	)	(5,653)	87	556
Acquisition of Nuevo Banco Bisel S.A.	35.7.e	)	(111,952)	(9,685)	75,303
Other	35.7.f	)	(7,874)	(8,397)	(9,733)
Derivative instruments	35.10		7,200	2,446	—
Corporate Bonds
Issuance Cost of Corporate Bonds and Interest recognition	35.15.a	)	13,211	18,400	10,288
Repurchased Own Corporate Bonds	35.15.b	)	27,633	—	—
Foreclosed assets	35.16		11,093	13,205	11,605

Shareholders’ equity in accordance with US GAAP (1)			2,221,199	2,222,361	1,956,242

(1)	Includes the effects of other comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES
35.18.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2008, 2007 and 2006 — net of related income tax effects:

			Accumulated
		Unrealized	Other
	Foreign	Gains/	Comprehensive
	Currency	(losses) on	Income /
	Items (1)	securities (2)	(Loss)

Balances as of December 31, 2005	12,069	35,134	47,203
Current-fiscal year change	(1,294)	(26,474)	(27,768)
Tax effects	453	9,266	9,719

Balances as of December 31, 2006	11,228	17,926	29,154
Current-fiscal year change	(2,956)	(20,852)	(23,808)
Tax effects	1,035	7,298	8,333

Balances as of December 31, 2007	9,307	4,372	13,679
Current-fiscal year change	(8,859)	(111,519)	(120,378)
Tax effects	3,100	39,032	42,132

Balances as of December 31, 2008	3,548	(68,115)	(64,567)

(1)	See note 35.11.

(2)	See note 35.2.
35.19.	Statement of Cash flows
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
The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2008, 2007 and 2006, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (mainly redemption in kind of financial trust, forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities) with a book value of 798,827, 543,354 and 140,867, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
The statement of cash flows under US GAAP based on B.C.R.A. figures is shown below:

	Year ended December 31,
	2008	2007	2006
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	2,904,605	1,681,340	1,132,778
Fees and commissions received	882,354	658,863	452,627
Other sources of cash	28,909	23,884	148,585

Less:
Interest paid	(1,196,698)	(701,232)	(410,354)
Fees and commissions paid	(168,091)	(146,606)	(92,069)
Cash paid to suppliers and employees	(1,120,663)	(873,034)	(599,435)
(Increase) / Decrease from intangible assets	(61,991)	(91,883)	53,422
(Increase) / Decrease in other receivables from financial intermediation and other assets	(358,736)	(541,080)	474,123
Other uses of cash	(111,360)	(99,335)	(128,830)

Net cash provided by (used in) operating activities	798,329	(89,083)	1,030,847

Plus:
Cash provided by (used in) investing activities
Proceeds from sales of trading and investment securities available for sale	27,183,142	18,038,585	22,931,533
Purchases of trading and investment securities available for sale	(27,534,821)	(18,396,607)	(22,444,125)
Increase in loans and leases, net	(1,562,881)	(3,674,912)	(2,145,416)
Proceeds from sale of Bank premises and equipment	9,694	3,808	68,190
Purchases of Bank premises and equipment	(82,513)	(81,469)	(13,441)
Purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A., net of cash acquired	—	—	411,977

Net cash used in investing activities	(1,987,379)	(4,110,595)	(1,191,282)

Cash provided by (used in) financing activities
Increase in deposits, net	2,258,332	3,583,214	1,752,639
Increase in long term borrowings	—	734,767	447,253
Decrease in long term borrowings	(63,529)	—	—
(Decrease) / Increase in other short term liabilities, net	(48,114)	474,624	(984,613)
Capital increase	—	182	451,330
Own shares reacquired	(380,164)	—	—
Cash dividends paid	(171,004)	(102,591)	(68,395)

Net cash provided by financing activities	1,595,521	4,690,196	1,598,214
Increase in cash and cash equivalents	406,471	490,518	1,437,779
Cash at the beginning of fiscal year	3,117,426	2,626,908	1,189,129

Cash at the end of fiscal year	3,523,897	3,117,426	2,626,908

BANCO MACRO S.A. AND SUBSIDIARIES
Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by SFAS 95 “Statement of Cash Flows”:

	Year ended December 31,
	2008	2007	2006 (1)

Net income for the fiscal year	660,050	495,200	424,340

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	116,199	106,077	68,534
Provision for loan losses and special reserves, net of reversals	290,778	40,388	63,038
Net income from government and private securities	(72,335)	(30,611)	(11,936)
Foreign exchange differences	(143,094)	(48,823)	(37,857)
Equity gain of unconsolidated subsidiaries	25,847	890	289
(Increase) / Decrease from intangible assets	(61,991)	(91,883)	53,422
Non-computable VAT credit	23,037	21,066	11,458
Valuation allowance of loans to the government sector — Communiqué “A” 3,911	66,125	54,274	5,595
Income tax	168,862	15,384	42,919
Increase / (Decrease) in other receivables from financial intermediation and other assets	(358,736)	(541,080)	474,123
Net (Increase) / Decrease in interest receivable and payable and other accrued income and expenses	(12,798)	(6,607)	39,620
Minority interest in subsidiaries	3,354	2,083	3,178
Net Decrease / (Increase) in other sources or uses of cash	93,031	(105,441)	(105,876)

Net cash provided by (used in) operating activities	798,329	(89,083)	1,030,847

(1)	See also note 4.2.
35.20.	Forward transactions pending settlement
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
Under US GAAP, accountings for forward contracts are governed by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This standard requires that such derivatives be accounted for at fair value. The instruments outstanding at each balance sheet are short term and recorded at their fair value.
Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 93,527 and 303,203 as of December 31, 2008 and 2007, respectively.
35.21.	Fair value of financial instruments
SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. In February 2008, the FASB amended SFAS 157 with the issuance of FSP FAS 157-1, which excludes with certain exceptions SFAS No. 13, Accounting for Leases, from the scope of SFAS 157, and FSP FAS 157-2, which delayed the adoption of SFAS 157 for one year for the measurement of nonfinancial assets and nonfinancial liabilities. The adoption of SFAS 157 (effective January 1, 2008) had no material effect on the Bank’s consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES
Fair Value Measurements
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, SFAS 157 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that Banco Macro S.A. has the ability to access.
Level 2: Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:
a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in less-active markets;
c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.
The Bank uses fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities (debt instruments issued by National Government and B.C.R.A., shares, mutual funds and corporate bonds) classified as available for sale or trading account, forward transactions pending settlement and derivatives (forward transactions without delivery of underlying assets and interest rate swaps). Fair value is also used for annual disclosures required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments.
Financial assets and liabilities valued at their fair recurrent value as of December 31, 2008 are as follows:

	Fair value measurements on a recurring basis as of
	December 31, 2008
DESCRIPTION	Level 1	Level 2		Level 3	TOTAL

ASSETS
Government and private securities	1,590,686	3,093,907	(*)	—	4,684,593
Other receivables from financial intermediation
Forward transactions pending settlement	52,345	1,226		—	53,571
Unlisted corporate Bonds	—	48,696		—	48,696
Other receivables in securities	4,411	—		—	4,411

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	254,905	426,390	(*)	—	681,295
Derivative instruments	5,859	—		7,200	13,059

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO S.A. AND SUBSIDIARIES
Interest rate swaps are fair valued primarily under Level 3 using discounted cash flow methodologies, which requires significant management judgment or estimation (discount interest rate, projected Libor and projected exchange rate).
The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period:
Fair Value Measurements Using significant unobservable inputs (Level 3)

	Derivatives	Total
Beginning balance	2,446	2,446
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	4,754	4,754

Ending balance	7,200	7,200

Fair Value Option
SFAS 159 allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2008 and 2007, the Bank did not elect to apply the fair value option.
Fair Value Disclosures
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
For financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section; the following methods and assumptions were used to estimate their fair value:
- Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2008 and 2007.
- Deposits: the Bank’s deposits as of December 31, 2008 and 2007, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity of over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits.
- Other liabilities from financial intermediation and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet.
- Subordinated and Non-subordinated corporate bonds: as of December 31, 2008 and 2007, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration.

BANCO MACRO S.A. AND SUBSIDIARIES
- Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.
The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2008 and 2007:

	As of December 31,
	2008		2007
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
FINANCIAL ASSETS

Cash	3,523,897	3,523,897	3,117,426	3,117,426
Government and private securities	4,779,299	4,684,593	3,950,725	3,952,882
Loans	11,279,958	10,510,340	10,009,417	9,889,754
Other receivables from financial intermediation	1,454,065	1,445,109	1,226,295	1,265,009
Assets subject to financial leases	355,390	312,322	367,968	357,395
Other receivables	251,789	255,294	254,280	253,846

	21,644,398	20,731,555	18,926,111	18,836,312

FINANCIAL LIABILITIES

Deposits	15,828,357	15,809,588	13,591,149	13,594,055
Other liabilities from financial intermediation	2,714,944	2,174,088	2,571,850	2,322,015
Other Liabilities	442,702	442,702	241,215	241,215
Subordinated Corporate Bonds	521,681	301,947	490,695	500,382

	19,507,684	18,728,325	16,894,909	16,657,667

These fair value disclosures represent the Bank’s best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.
Further, all nonfinancial instruments are excluded from the applicable disclosure requirements. Therefore, the fair value amounts shown in the table do not represent the underlying value of the Bank.
35.22.	Transfers of financial assets
As of December 2006, in order to securitize personal and pledge loans granted to individuals, Nuevo Banco Bisel S.A., subsidiary of Banco Macro S.A., created, among others, the trusts NBB Personales II and NBB Agroprendas I.
For Central Bank rules, the interest retained by the Bank were accounted for at cost plus accrued interest for the debt securities, and the equity method was used to account for the residual interest in the trusts.

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
The amortized cost, unrealized gain/loss and fair value of Financial Trusts qualifying for sale treatment as of December 31, 2006, were as follows:

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
As of December 31, 2007, the abovementioned trusts were cancelled.
35.23.	Joint venture
As mentioned in note 3.4., the Bank participates in the “Banco Macro S.A. — Siemens Itron Business Services S.A. — Unión Transitoria de Empresas” and in the “Banco Macro Bansud S.A. -Montamat & Asociados S.R.L. — Unión Transitoria de Empresas”, (both joint ventures jointly controlled having an interest of 50%). Under Central Bank rules this interest is consolidated through the proportional consolidation method.
Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.
Therefore, had US GAAP been applied as of December 31, 2008 and 2007, Other assets would have increased by 4,157 and 8,235, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2008 and 2007, income from equity in other companies would have increased by 7,139 and 12,587, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in income or equity.
35.24.	Items in process of collection
The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.
Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 522,693 and 136,754 as of December 31, 2008 and 2007, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
35.25.	Acceptances
Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 147,843 and 131,407 as of December 31, 2008 and 2007, respectively.
35.26.	Variable Interest Entities and other trusts
As mentioned in note 13., Banco Macro S.A., is involved in several trust agreements.
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
a)	Bisel Trust
As of December 31, 2008 and 2007, Nuevo Banco Bisel S.A. identified Bisel Trust as a VIEs and the Bank as the primary beneficiary of its investment in this vehicle. Therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of Bisel Trust. However, there is no impact in the US GAAP shareholders’ equity or net income reconciliation since the Bank recorded a valuation allowance of a 100% of the net assets of the trust, as it considers such amounts not recoverable.
b)	Tucumán Trust
As of December 31, 2007, in accordance with FAS Interpretation N° 46(R), the Bank was not the primary beneficiary of its investment in this vehicle. Therefore, consolidation of these trusts was not appropriate.
As mentioned in note 13.1.a), during the fiscal year ended December 31, 2008, the Bank acquired the 100% of the interest of Tucumán Trust.
As of December 31, 2008, under paragraph 5 of FASB Interpretation No. 46 (R), Tucumán Trust, is considered variable interest entities. In accordance with paragraph 14 of such Interpretation, the Bank is the primary beneficiary and, therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of Tucumán Trust. However, there are no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.
c)	San Isidro Trust
As of December 31, 2008 and 2007, under paragraph 5 of FASB Interpretation No. 46 (R), San Isidro Trust (see note 13.1.f)) is considered variable interest entity. In accordance with paragraph 14 of FASB Interpretation No. 46 (R), the Bank is the primary beneficiary of its investment in this vehicle. Therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of San Isidro Trust. However, there are no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

BANCO MACRO S.A. AND SUBSIDIARIES
d)	Luján Trust
As of December 31, 2007, in accordance with paragraph 14 of such Interpretation, the Bank was the primary beneficiary and, therefore, the Bank includes in its consolidated financial statements for US GAAP purposes, the assets, liabilities and results of operations of Luján Trust. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.
As mentioned in note 13.1.e), during the fiscal year ended December 31, 2008, the Bank sold on credit 100% of their interest in this trust to an unrelated company.
In consequence, as of December 31, 2008, under paragraph 5 of FASB Interpretation No. 46 (R), Luján Trust (see note 13.1.e)) is considered variable interest entity. In accordance with paragraph 14 of FASB Interpretation No. 46 (R), the Bank is not the primary beneficiary of its investment in this vehicle. Therefore, consolidation of these trusts is not appropriate.
e)	Godoy Cruz Trust.
As of December 31, 2008 and 2007, under paragraph 5 of FASB Interpretation No. 46 (R), Godoy Cruz Trust (see note 13.1.c)), is considered variable interest entities. In accordance with paragraph 14 of such Interpretation, the Bank is not the primary beneficiary and, therefore, consolidation of these trusts is not appropriate.
f)	Onext
As of December 31, 2007, under paragraph 5 of FASB Interpretation No. 46 (R), Onext Trust (see note 13.1.h)), was considered variable interest entities. In accordance with paragraph 14 of such Interpretation, the Bank was not the primary beneficiary and, therefore, consolidation of those trusts was not appropriate.
In 2008, the trust was liquidated, with the related distribution of corpus assets.
As result of consolidating the VIEs, total assets and liabilities would increased by 68,570 and 33,375 as of December 31, 2008 and 2007, respectively.
35.27.	Parent only financial statements
The following are the unconsolidated balance sheets of Banco Macro S.A. as of December 31, 2008 and 2007 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2008, 2007 and 2006. This information is prepared in accordance with Central Bank rules. The investments in Nuevo Banco Bisel S.A., Banco del Tucumán S.A. and the other subsidiaries are accounted for under the equity method.
BALANCE SHEET (PARENT COMPANY ONLY)

	2008	2007 (1)
ASSETS

CASH
Cash on hand	741,774	547,966
Due from banks and correspondents
Central Bank of Argentina	1,676,844	1,597,354
Local Other	8,985	4,123
Foreign	232,799	159,713
Other	216	185

	2,660,618	2,309,341

BANCO MACRO S.A. AND SUBSIDIARIES

	2008	2007 (1)

GOVERNMENT AND PRIVATE SECURITIES
Holding in investment accounts	130,694	—
Holdings for trading or financial intermediation	219,135	236,663
Unlisted government securities	25,932	16
Instruments issued by the Central Bank of Argentina	3,223,995	2,592,135
Less: Allowances	(27)	(27)

	3,599,729	2,828,787

LOANS
To the non-financial government sector	568,459	554,527
To the financial sector
Interfinancing (granted Call)	77,391	65,760
Other financing to Argentine financial institutions	37,836	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	576	1,415
To the non-financial private sector and foreign residents
Overdrafts	1,255,299	1,223,618
Documents	878,379	725,157
Mortgage loans	593,451	490,515
Pledged loans	231,763	234,766
Personal loans	2,805,422	2,380,854
Credit cards	593,524	477,612
Other	1,707,892	1,473,687
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	148,245	113,598
Less: Unearned discount	(24,335)	(19,666)
Less: Allowances	(332,730)	(173,901)

	8,541,172	7,642,438

OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	293,097	156,227
Amounts receivable from spot and forward sales pending settlement	954,226	737,102
Securities and foreign currency receivable from spot and forward purchases pending settlement	30,799	110,180
Unlisted corporate bonds	13,621	448
Receivables from forward transactions without delivery of underlying asset	105	—
Other receivables not covered by debtors classification standards	378,017	325,096
Other receivables covered by debtor classification standards	48,541	53,898
Less: Allowances	(52,836)	(29,893)

	1,665,570	1,353,058

ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	286,421	301,317
Less: Allowances	(4,392)	(3,986)

	282,029	297,331

INVESTMENTS IN OTHER COMPANIES
In financial institutions	1,622,256	1,336,016
Other	36,540	35,152
Less: Allowances	(247)	(697)

	1,658,549	1,370,471

BANCO MACRO S.A. AND SUBSIDIARIES

	2008	2007 (1)

OTHER RECEIVABLES
Receivables from sale of assets	35,044	15,082
Minimum presumed income tax — Tax credit	—	23,287
Other	154,539	172,168
Accrued interest and adjustments receivables on receivable from sale of assets	2,196	145
Other accrued interest and adjustments receivable	—	58
Less: Allowances	(11,575)	(15,215)

	180,204	195,525

BANK PREMISES AND EQUIPMENT, NET	337,507	293,472

OTHER ASSETS	122,102	178,829

INTANGIBLE ASSETS
Goodwill	63,477	71,916
Organization and development costs, including amparos	103,028	96,435

	166,505	168,351

ITEMS PENDING ALLOCATION	2,512	1,872

TOTAL ASSETS	19,216,497	16,639,475

LIABILITIES

DEPOSITS
From the non-financial government sector	3,434,813	1,327,865
From the financial sector	18,780	10,006
From the non-financial private sector and foreign residents
Checking accounts	1,811,996	1,834,372
Savings accounts	2,249,962	2,258,968
Time deposits	4,698,444	4,647,858
Investment accounts	155,762	63,063
Other	257,706	295,401
Accrued interest, adjustments, foreign exchange and quoted price differences payables	46,008	51,865

	12,673,471	10,489,398

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina — Other	160,758	184,594
Banks and international institutions	213,095	160,846
Non-subordinated Corporate Bonds	708,354	780,590
Amounts payable for spot and forward purchases pending settlement	30,463	108,646
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,108,066	869,843
Financing received from Argentine financial institutions
Interfinancing — (received call)	—	49,225
Other financing received from Argentine financial institutions	24,139	90,648
Accrued interest payables	—	54
Forward transactions amounts pending settlement without delivery of underlying asset	5,949	—

BANCO MACRO S.A. AND SUBSIDIARIES

	2008	2007 (1)

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION (Contd.)
Other	515,761	397,733
Accrued interest, adjustments, foreign exchange and quoted price differences payables	49,679	47,399

	2,816,264	2,689,578

OTHER LIABILITIES
Dividends payables	—	1
Other	325,545	183,657

	325,545	183,658

PROVISIONS	61,266	77,029

SUBORDINATED CORPORATE BONDS	521,681	490,695

ITEMS PENDING ALLOCATION	1,673	1,411

TOTAL LIABILITIES	16,399,900	13,931,769

SHAREHOLDERS’ EQUITY	2,816,597	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,216,497	16,639,475

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,112,946	7,291,099

Contingent	2,694,310	2,568,102
Guarantees received	2,476,416	2,284,111
Other not covered by debtors classification standards	346	445
Contingent debit-balance contra accounts	217,548	283,546

Control	4,157,114	4,153,584
Receivables classified as irrecoverable	637,686	636,624
Other	3,333,968	3,394,966
Control debit-balance contra accounts	185,460	121,994

Derivatives	3,261,522	569,413
Notional value of put options taken	24,349	—
Notional value of forward transactions without delivery of underlying asset	1,853,588	331,411
Interest rate swap	31,970	29,388
Derivatives debit-balance contra accounts	1,351,615	208,614

BANCO MACRO S.A. AND SUBSIDIARIES

	2008	2007 (1)

CREDIT BALANCE ACCOUNTS	10,112,946	7,291,099

Contingent	2,694,310	2,568,102
Other guarantees provided covered by debtors classification standards	84,135	114,827
Other guarantees provided not covered by debtors classification standards	49,876	49,641
Other covered by debtors classification standards	83,537	119,078
Contingent credit-balance contra accounts	2,476,762	2,284,556

Control	4,157,114	4,153,584
Checks to be credited	185,460	121,994
Control credit-balance contra accounts	3,971,654	4,031,590

Derivatives	3,261,522	569,413
Notional value of put options sold	99,797	113,776
Notional value of forward transactions without delivery of underlying asset	1,251,818	94,838
Derivatives credit-balance contra accounts	1,909,907	360,799

STATEMENTS OF INCOME (PARENT ONLY)

	2008	2007 (1)	2006 (1)
FINANCIAL INCOME

Interest on cash and due from banks	3,338	11,536	5,871
Interest on loans to the financial sector	15,928	30,277	13,644
Interest on overdrafts	300,312	146,630	96,222
Interest on documents	105,100	59,695	42,823
Interest on mortgage loans	78,082	55,380	44,733
Interest on pledged loans	41,576	38,213	39,427
Interest on credit card loans	85,016	44,371	27,992
Interest on other loans	786,316	441,796	223,333
Interest on other receivables from financial intermediation	12,181	14,990	13,876
Income from government and private securities, net	427,105	290,509	255,111
Income from guaranteed loans — Presidential Decree 1,387/01	27,130	25,965	26,656
CER (Benchmark Stabilization Coefficient) adjustment	51,905	60,076	76,928
CVS (Salary Variation Coefficient) adjustment	817	1,603	1,944
Difference in quoted prices of gold and foreign currency	98,347	40,987	36,217
Other	199,954	128,459	67,625

	2,233,107	1,390,487	972,402

BANCO MACRO S.A. AND SUBSIDIARIES

	2008	2007 (1)	2006 (1)

FINANCIAL EXPENSE
Interest on checking accounts	14,064	16,335	8,092
Interest on savings accounts	11,775	8,993	5,976
Interest on time deposits	798,833	371,664	197,710
Interest on interfinancing received loans (received call)	4,007	4,620	780
Interest on other financing from financial institutions	28	130	172
Interest on other liabilities from financial intermediation	90,266	70,606	14,386
Interest on subordinated bonds	47,523	49,858	2,017
Other interest	5,588	6,131	10,426
CER adjustment	19,647	24,953	46,633
Contribution to Deposit Guarantee Fund	20,655	15,939	10,968
Net loss from options	—	—	284
Other	114,389	90,196	44,908

	1,126,775	659,425	342,352

GROSS INTERMEDIATION MARGIN — GAIN	1,106,332	731,062	630,050

PROVISION FOR LOAN LOSSES	224,789	71,045	48,686

SERVICE-CHARGE INCOME
Related to lending transactions	42,509	36,049	30,032
Related to deposits	427,790	297,491	224,583
Other fees	20,093	19,394	20,499
Other	149,884	128,261	102,755

	640,276	481,195	377,869

SERVICE-CHARGE EXPENSE
Fees	37,787	32,871	29,323
Other	94,520	88,898	53,913

	132,307	121,769	83,236

ADMINISTRATIVE EXPENSES
Personnel expenses	536,210	396,346	323,913
Directors’ and statutory auditors’ fees	19,984	31,932	12,773
Other professional fees	39,099	31,307	33,527
Advertising and publicity	48,812	45,590	29,715
Taxes	8,085	6,145	6,044
Depreciation of equipment	41,124	31,914	23,604
Amortization of organization costs	21,203	15,553	12,290
Other operating expenses	114,978	99,975	85,126
Other	16,635	16,424	15,271

	846,130	675,186	542,263

NET INCOME FROM FINANCIAL INTERMEDIATION	543,382	344,257	333,734

OTHER INCOME
Income from long-term investments	316,742	232,277	84,298
Penalty interest	12,862	6,706	5,254
Recovered loans and allowances reversed	62,497	69,726	162,840
CER adjustments	14	104	246
Other	48,323	32,518	32,493

	440,438	341,331	285,131

BANCO MACRO S.A. AND SUBSIDIARIES

	2008	2007 (1)	2006 (1)

OTHER EXPENSE
Penalty interest and charges payable to Central Bank of Argentina	19	36	24
Charge for other-receivables uncollectibility and other allowances	29,791	6,767	20,649
Amortization of differences from deposits dollarization	17,060	19,278	15,687
Depreciation and loss of other assets	1,833	4,922	3,398
Goodwill amortization	8,439	9,250	4,766
Other	64,624	69,415	78,001

	121,766	109,668	122,525

NET INCOME BEFORE INCOME TAX	862,054	575,920	496,340

INCOME TAX	202,004	80,720	72,000

NET INCOME FOR THE FISCAL YEAR	660,050	495,200	424,340

(1)	See note 4.2.
STATEMENTS OF CASH FLOWS (PARENT ONLY)

	2008	2007 (1)

Changes in cash and cash equivalents
Cash and cash equivalents at beginning of fiscal year	2,309,341	1,896,801
Cash and cash equivalents at end of fiscal year	2,660,618	2,309,341

Net increase in cash and cash equivalents	351,277	412,540

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments):
- Government and private securities	(156,223)	118,097
- Loans
- to the financial sector	62,555	224,438
- to the non-financial government sector	61,628	26,089
- to the non-financial private sector and foreign residents	256,847	(2,004,478)
- Other receivables from financial intermediation	(171,720)	(659,434)
- Assets subject to financial lease	73,511	(9,072)
- Deposits
- from the financial sector	8,775	7,208
- from the non-financial government sector	1,925,470	381,401
- from the non-financial private sector and foreign residents	(534,318)	2,096,784
- Other liabilities from financial intermediation
- Financing facilities from the financial sector	(53,232)	—
- Others (except liabilities included under financing activities)	3,651	71,688
Collections related to service-charge income	638,718	480,208
Payments related to service-charge expenses	(132,507)	(120,791)
Administrative expenses paid	(778,153)	(617,548)
Payments of organization and development expenses	(33,501)	(49,762)
Net collections related to penalty interest	12,843	6,706
Differences from payments related to court orders	(11,467)	(28,589)
Collections of dividends from other companies	30,612	850

BANCO MACRO S.A. AND SUBSIDIARIES

	2008	2007 (1)

Operating activities (Contd.)

Other (payment)/collections related to other income and losses	(8,667)	10,200
Net collections/(payments) from other operating activities	28,250	(19,953)
Payment of income tax	(61,324)	(68,498)

Net cash flows generated in/(used in) operating activities	1,161,748	(154,456)

Investing activities
Net payments for bank premises and equipment	(48,651)	(69,288)
Net collection/(payments) for other assets	8,421	(11,696)
Payments from purchases of investing in other companies	(635)	(48,151)
Collection from sales of investments in other companies	24	—
Net payment for other investing activities	(886)	—

Net cash flows used in investing activities	(41,727)	(129,135)

Financing activities
Net collections / (payments):
- Nonsubordinated corporate bonds	(133,211)	749,464
- Central Bank of Argentina
- Other	(41,672)	(18,316)
- Banks and International Institutions	35,689	(13,757)
- Subordinated corporate bonds	(18,397)	(13,240)
- Financing received from financial institutions	(63,331)	83,035
Payment of dividends	(170,995)	(102,591)
Other payments for financing activities
- Own shares reacquired	(380,164)	—

Net cash flows (used in)/ generated in financing activities	(772,081)	684,595

Financial income and holding gains on cash and cash equivalents	3,337	11,536

Net increase in cash and cash equivalents	351,277	412,540

(1)	See notes 4.2. and 4.4.s).
STATEMENTS OF CASH FLOWS (PARENT ONLY)

Changes in Cash	2006 (1)

Cash and due from banks at the beginning of year	1,090,467
Increase in cash	806,334

Cash and due from banks at end of year	1,896,801

Causes of changes in cash

Cash provided by (used in) operating activities

Financial income collected	1,005,480
Services-charge income collected	378,263
Less:
Financial expenses paid	(365,715)
Services-charge expenses paid	(82,520)
Administrative expenses paid	(494,034)

Net cash provided by operating activities	441,474

BANCO MACRO S.A. AND SUBSIDIARIES

2006 (1)
Plus:

Other sources of cash

Decrease in government and private securities	967,476
Increase in deposits	1,289,254
Increase in other liabilities from financial intermediation	231,134
Increase in other liabilities (2)	451,089
Capital increase	469,500
Other sources of cash	128,300

Total other sources of cash	3,536,753

Total sources of cash	3,978,227

Uses of cash

Increase in loans	(1,727,663)
Increase in other receivables from financial intermediation	(131,212)
Increase in other assets (3)	(1,156,453)
Decrease in other liabilities	(205)
Cash dividends paid	(68,395)
Other uses of cash	(87,965)

Total uses of cash	(3,171,893)

Increase in cash	806,334

(1)	See note 4.2.

(2)	Including the effect resulting from the issuance of subordinated corporate bonds.

(3)	Including the effect deriving from the purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.
35.28.	New accounting pronouncements (US GAAP)
a)	Business Combinations — SFAS 141 (R)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. This Statement will impact the Bank’s financial statement in future periods to the extent that it enters into new business combination transactions.
b)	Noncontrolling Interests in Consolidated Financial Statements — SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS No. 160”), which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, beginning on or after December 15, 2008. This Statement will impact the Bank’s financial statements in future periods.

BANCO MACRO S.A. AND SUBSIDIARIES
c)	Disclosures about Derivative Instruments and Hedging Activities — SFAS 161
In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, which intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This Statement will impact the Bank’s financial statements in future periods.
d)	The Hierarchy of Generally Accepted Accounting Principles — SFAS 162
In May 2008 the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which intends to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. SFAS 162 shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. This Statement may impact the Bank’s financial statements in future periods.
e)	Subsequent Events — SFAS 165
In May 2009 the FASB issued SFAS No. 165 “Subsequent Events”, which intends to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.
This Statement should not result in significant changes in the subsequent events that an entity reports-either through recognition or disclosure-in its financial statements.
This new Standard also introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.
SFAS 165 shall be effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. This Statement will impact the Bank’s financial statements in future periods.
f)	Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 — SFAS 166
In June 2009, the FASB issued FASB Statement No.166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140.” The statement amends and clarifies the unit of account eligible for sale accounting, requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset, clarifies that an entity must consider all arrangements or agreements made contemporaneously with a transfer when applying the derecognition criteria of Statement 140, requires a transferor to “look through” a securitization vehicle and consider the abilities of the beneficial interest holders, clarifies the principle in the effective control criteria of Statement 140, etc. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.The Bank has not yet determined the effect, if any, of this new pronouncement.

BANCO MACRO S.A. AND SUBSIDIARIES
g)	Amendments to FASB Interpretation No. 46 (R)— SFAS 167
In June 2009, the FASB issued FASB Statement No.167, “Amendments to FASB Interpretation No. 46 (R)”. The statement requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, amends FIN 46 (R)’s consideration of related party relationships in the determination of the primary beneficiary of a VIE, requires continuous assessment of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise’s involvement with a VIE. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Bank does not expect significant impact from the adoption of the statements above.
h)	Recognition and Presentation of Other-Than-Temporary Impairments — FSP FAS 115-2 and SFAS 124-2
On 9 April 2009, the FASB released FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2). FSP FAS 115-2 was issued contemporaneously with FSP FAS 157- 4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (FSP FAS 157-4) and FSP FAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments (FSP FAS 107-1). The three FSPs were approved by the FASB at its meeting on 2 April 2009.
FSP FAS 115-2 changes existing accounting requirements for other-than-temporary-impairment (OTTI) by:
i)
Replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it is not more likely than not it will be required to sell the security before the recovery of its amortized cost basis.

ii)
Requiring the other-than-temporary impairment to be separated into: a) The amount representing the decrease in cash flows expected to be collected (hereinafter referred to as “credit loss”), which is recognized in earnings, and b) The amount related to all other factors, which is recognized in other comprehensive income (OCI) in circumstances in which a holder concludes it will not recover the entire cost basis of an impaired security and the holder does not intend to sell the security and has concluded it is not more likely than not they will be required to sell the security before recovery of its amortized cost basis — if these conditions are not met, this amount is recognized in net income and need not be separately measured.

iii)
Modifying the terminology used to assess the collectibility of cash flows from “probable that the investor will be unable to collect all amounts due” to “the investor does not expect to recover the entire amortized cost basis of the security.” With this change, the FASB has lowered the threshold for recognizing an OTTI from “probable” to “more likely than not” — Requiring the total OTTI to be presented in the statement of earnings with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI.

iv)	For securities classified as held-to-maturity, requiring the amount of the OTTI recognized in OCI to be amortized (through OCI) over the remaining life of the security.
The FSP also requires information about how the amount of OTTI that was recognized in earnings (when an impairment resulting from other factors is recognized in OCI) was determined and a roll forward of such amount from one period to the next.

BANCO MACRO S.A. AND SUBSIDIARIES
FSP FAS 115-2 is effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. If an entity elects to early-adopt either FSP FAS 157-4 or FSP FAS 107-1, that entity is required to early-adopt FSP FAS 115-2. Likewise, if an entity early-adopts FSP FAS 115-2 it is also required to early-adopt FSP FAS 157-4. This FSP will impact the Bank’s financial statements in futures periods
i)	Effective Date of FASB Statement No. 157 — FSP FAS 157-2
This FASB Staff Position (FSP) delays the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of Statement 157.
This FSP FAS 157-3 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis. This FSP will impact the Bank’s financial statements in futures periods.
j)	Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly — FSP FAS 157-4.
On 9 April 2009, the FASB released FSP FAS 157- 4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (FSP FAS 157-4).
FSP FAS 157-4 amends FASB Statement No. 157, Fair Value Measurements (Statement 157) to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly.
FSP FAS 157-4, as well as the related FSP issued on the same day, FSP FAS 107-1, also require additional disclosures about fair value measurements in annual and interim reporting periods.
FSP FAS 157-4 supersedes FASB Staff Position No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset are Not Active. As such, FSP FAS 157-4 amends Appendix A of Statement 157 to provide a revised example to illustrate key considerations when applying the principles in Statement 157 in estimating fair value in non-active markets when there has been a significant decrease in the volume and level of activity for the asset.
FSP FAS 157-4 is effective for interim and annual reporting periods ending after 15 June 2009. Early adoption is permitted, but only for periods ending after 15 March 2009. If an entity chooses to early adopt this FSP, it must also early adopt FSP FAS 115-2. In addition, a reporting entity that elects to early adopt either FSP FAS 115-2 or FSP FAS 107-1 is also required to early adopt this FSP. This FSP will impact the Bank’s financial statements in futures periods.

BANCO MACRO S.A. AND SUBSIDIARIES
k)	Accounting for Transfers of Financial Assets and Repurchase Financing Transactions — FSP FAS 140-3
FSP FAS 140-3 addresses whether there are circumstances that would permit a transferor and a transferee to evaluate the accounting for the transfer of a financial asset separately from a repurchase financing when the counterparties to the two transactions are the same. A repurchase financing is a repurchase agreement in which the borrower transfers a financial asset to a lender for cash and, generally, receives the same or a similar financial asset back when the borrower repays the loan. Transactions subject to this FSP involve the lender transferring a financial asset to the borrower and contemporaneously talking that asset back as security for repurchase financing. The FSP presumes that the initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement under FASB Statement 140. If the combined arrangement does not qualify for sale accounting, it generally will be accounted for as a forward sale of the financial asset, which may be subject to FASB Statement 133. However, if certain criteria specified in the FSP are met, the initial transfer and repurchase financing may be evaluated separately under FASB Statement 140.
The FSP is effective for fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. Earlier application is not permitted. This FSP will impact the Bank’s financial statements in futures periods
l)	Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities- FSP FAS 140- 4 and FIN 46(R)-8
This FASB Staff Position (FSP) amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs.
The FSP is effective for the first reporting period ending after December 15, 2008 with earlier application encouraged. This statement is not expected to impact the Bank’s financial operation in futures periods.
m)	Interim Disclosures about Fair Value of Financial Instruments — FSP FAS 107-1 and APB 28-1
On 9 April 2009, the FASB released FSP FAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments (FSP FAS 107-1). FSP FAS 107-1 was issued contemporaneously with FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2) and FSP FAS 157- 4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly (FSP FAS 157-4). The three FSPs were approved by the FASB at its meeting on 2 April 2009.
FSP FAS 107-1 extends the disclosure requirements of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments (Statement 107), to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. Nonpublic entities also may provide the disclosures required by Statement 107 in interim financial statements, but are not required to do so.
FSP FAS 107-1 is effective for interim reporting periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. Early adoption of this FSP is permitted only if the entity also elects to early adopt FSP FAS 157-4 and FSP FAS 115-2.
This FSP is not expected to impact the Bank’s financial statements in futures periods.

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Amended and Restated Bylaws of Banco Macro S.A., as amended on April 21, 2009.

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