Form 20-F
period 2009-12-31
Macro Bank Inc.
filed 2010-06-01
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2009
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the transition period from to
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
11,235,670 Class A ordinary shares, par value Ps. 1.00 per share
583,249,498 Class B ordinary shares, par value Ps. 1.00 per share

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
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☑
Standards as issued by the International
Accounting Standards Board ☐
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
Yes ☐ No ☐
Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou, Fernández Madero & Lombardi Ing. Butty 275, 12th Floor C1001AFA — Buenos Aires, Argentina	Andrés de la Cruz Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006-1470

Certain defined terms
In this annual report, we use the terms “the registrant,” “we,” “us,” “our” and the “Bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Banco Macro” refer to Banco Macro S.A. on an individual basis. References to “Class B shares” refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where the context requires otherwise. References to our “2036 Notes” refer to our 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds due 2036. References to our “2017 Notes” refer to our 8.50% Notes due 2017. References to our “2012 Notes” refer to our 10.750% Argentine Peso-Linked Notes due 2012.
The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refer to the federal government of the Republic of Argentina, and the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “peso” and “pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “U.S. GAAP” refers to generally accepted accounting principles in the United States, “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Central Bank Rules” refers to the accounting rules of the Central Bank. The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “CER”, or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits in foreign currency to reflect their value as prior to mandatory pesification set forth by the Argentine government on February 3, 2002. This index is based on the consumer price index published by the national institute of statistics and census (INDEC).
Presentation of certain financial and other information. Accounting practices
We maintain our financial books and records in pesos and prepare and publish our consolidated financial statements in Argentina in conformity with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules, as inflation returned to normalized levels during 2003. Given the instability and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001 as well as our acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated. These factors also affect comparability among periods.
Our consolidated financial statements consolidate the financial statements of the following companies:
•	Banco del Tucumán S.A. (“Banco del Tucumán”)

•	Macro Bank Limited (an entity organized under the laws of Bahamas)

•	Macro Securities S.A. Sociedad de Bolsa

•	Sud Inversiones & Análisis S.A.

•	Macro Fondos S.G.F.C.I.S.A.
In May 2006 and August 2006 we acquired Banco del Tucumán and Nuevo Banco Bisel S.A. (“Nuevo Banco Bisel”), respectively, which significantly enhanced the size and scope of our business. As a result of these acquisitions, our results of operations for the year ended December 31, 2005 are not entirely comparable to our results of operations for the year ended December 31, 2006. However, our results of operations for the years ended December 31, 2007, 2008 and 2009 entirely consolidate the results of Banco del Tucumán, as subsidiary, and of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us.
Our audited consolidated financial statements for the three years ended December 31, 2009 included in this annual report have been reconciled to U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2009 for a reconciliation of our financial statements to U.S. GAAP.
Our financial statements in conformity with Central Bank Rules are sent on a monthly basis to the Central Bank and are published on its website www.bcra.gov.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the Argentine Securities Commission (the “CNV”) and the Buenos Aires Stock Exchange (the “BCBA”).
Rounding
Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.
Market position
We make statements in this annual report about our competitive position and market share in, and the market size of, the Argentine banking industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

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
•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;
•	effects of the global financial markets and economic crisis;
•	inflation;
•	changes in interest rates and the cost of deposits;
•	government regulation;
•	adverse legal or regulatory disputes or proceedings;
•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;
•	increase in the provisions for loan losses;
•	fluctuations and declines in the value of Argentine public debt;
•	decrease in deposits, customers loss and revenue losses;
•	competition in banking, financial services and related industries and the loss of market share;
•	cost and availability of funding;
•	deterioration in regional business and economic conditions;
•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies;
•	fluctuations and declines in the exchange rate of the peso; and
•	the risk factors discussed under “Item 3.D — Risk factors”.
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
Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Bank,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

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
We have derived our selected consolidated financial data for the years ended December 31, 2008 and 2009 from our audited consolidated financial statements included in this annual report. We have derived our selected financial data for the years ended on December 31, 2005, 2006 and 2007 from our audited consolidated financial statements not included in this annual report and it was restated for comparative purposes.
Due to the acquisitions we have made, our results of operations are not entirely comparable between the periods presented; in particular, we acquired Banco del Tucumán in May 2006 and Nuevo Banco Bisel in August 2006. The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with us from May 5, 2006 and August 11, 2006, respectively (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).
On August 18, 2009, Nuevo Banco Bisel merged with and into us. As a result of the merger, we made certain reclassifications in Banco Macro’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, in order to make them comparable to Banco Macro’s current consolidated financial statements.
Solely for the convenience of the reader, the reference exchange rate for U.S. dollars for December 31, 2009, as reported by the Central Bank was Ps. 3.7967 to US$1.00. See Item 10 “Additional Information — Exchange Controls” for additional information regarding peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2005	2006 (1)(2)	2007 (1)	2008 (1)	2009
	(in thousands of pesos, except for number of shares,
	net income per share and dividends per share)
Consolidated Income Statement
Central Bank Rules:
Financial income	749,583	1,155,207	1,890,422	3,029,860	3,860,452
Financial expense	(302,909)	(394,897)	(805,265)	(1,342,062)	(1,511,607)
Gross intermediation margin	446,674	760,310	1,085,157	1,687,798	2,348,845
Provision for loan losses	(70,309)	(59,773)	(94,717)	(297,606)	(197,512)
Service charge income	302,758	452,232	662,326	891,700	1,050,275
Service charge expense	(59,510)	(93,323)	(150,282)	(172,401)	(226,599)
Administrative expenses	(462,497)	(679,874)	(997,466)	(1,270,002)	(1,522,420)
Other income	218,884	234,807	183,525	188,450	121,977
Other expense	(79,212)	(109,900)	(98,915)	(103,328)	(158,294)
Minority Interest in subsidiaries	—	(3,178)	(2,083)	(3,354)	(5,092)
Income Tax	(34,042)	(76,961)	(92,345)	(261,207)	(659,250)
Net income	262,746	424,340	495,200	660,050	751,930
Net income per share (3)	0.43	0.64	0.72	1.00	1.26
Dividends per share (6)	0.10	0.15	0.25	0.25	0.35
Dividends per share in US$ (6)	0.04	0.05	0.08	0.07	0.09
Number of shares outstanding (in thousands)	608,943	683,943	683,979	608,437	594,485
U.S. GAAP: (4)
Net income before extraordinary items	463,795	360,879	385,537	631,171	993,769
Extraordinary Gain	—	41,705	—	—	—
Less: Net income attributable to the non-controlling interest	—	(2,920)	(1,497)	(2,928)	(7,484)
Net income attributable to the controlling interest	463,795	399,664	384,040	628,243	986,285
Net income per share before extraordinary item(s)	0.76	0.54	0.56	0.95	1.66
Net income per share for extraordinary gain	—	0.06	—	—	—
Total net income per share (5)	0.76	0.60	0.56	0.95	1.66
Weighted average number of shares outstanding (in thousands)	608,943	666,478	683,952	658,124	595,634

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2009.

(2)
The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5 and August 11, 2006, respectively (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).

(3)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.

(4)	See note 35 to our audited consolidated financial statements for the year ended December 31, 2009 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

(5)	Net income in accordance with U.S. GAAP divided by weighted average number of shares outstanding.

(6)	Includes cash dividends approved by the shareholders’ meetings for each of such fiscal years.

	As of December 31,
	(in thousands of pesos)
	2005	2006 (1)(2)	2007 (1)	2008 (1)	2009
Consolidated Balance Sheet
Central Bank Rules:
Assets
Cash and due from banks and correspondents	1,189,129	2,626,908	3,117,426	3,523,897	5,016,192
Government and private securities	2,991,764	3,222,955	3,950,725	4,779,299	6,981,144
Loans:
to the non-financial government sector	645,342	774,273	732,481	744,507	206,484
to the financial sector	80,511	436,930	161,702	80,423	90,916
to the non-financial private sector and foreign residents	2,948,799	5,524,483	9,335,656	10,893,376	11,247,452
Allowances for loan losses	(247,532)	(208,581)	(220,422)	(438,348)	(448,045)
Other assets	1,879,809	2,106,186	2,645,978	2,847,118	3,765,095
Total assets	9,487,822	14,483,154	19,723,546	22,430,272	26,859,238
Average assets	9,357,401	11,796,936	17,691,769	21,865,952	23,964,067
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	822,687	1,295,630	1,774,121	3,937,961	3,613,924
from the financial sector	5,208	5,078	13,310	22,438	14,052
from the non-financial private sector and foreign residents	5,737,431	8,770,309	11,803,718	11,867,958	14,964,890
Other liabilities from financial intermediation and other liabilities	1,241,793	1,492,949	2,813,065	3,157,646	4,222,152
Provisions	178,150	77,738	101,333	83,004	88,275
Subordinated corporate bonds	12,047	507,844	490,695	521,681	572,473
Items pending allocation	854	2,052	1,644	2,105	3,987
Minority interest in subsidiaries	—	11,143	12,640	15,568	20,684
Total liabilities	7,998,170	12,162,743	17,010,526	19,608,361	23,500,437
Shareholders’ equity	1,489,652	2,320,411	2,713,020	2,821,911	3,358,801
Average shareholders’ equity	1,333,163	1,920,559	2,461,668	2,778,572	3,055,736
U.S. GAAP: (3)
Shareholders’ equity attributable to the controlling interest	1,191,692	1,956,242	2,222,361	2,221,199	3,269,875
Non-controlling interests	—	11,143	12,640	15,568	23,052
Shareholders’ equity	1,191,692	1,967,385	2,235,001	2,236,767	3,292,927

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2009.

(2)
The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5 and August 11, 2006, respectively (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).

(3)	See note 35 to our audited consolidated financial statements for the year ended December 31, 2009 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
	2005		2006 (1)(2)		2007 (1)		2008 (1)		2009
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (3)	5.23		7.11		6.85		7.93		12.56
Fee income ratio (%) (4)	40.40		37.30		37.90		34.57		30.90
Efficiency ratio (%) (5)	59.11		56.07		57.08		49.23		44.79
Ratio of earnings to fixed charges (excluding interest on deposits) (6)	3.01	x	6.76	x	4.28	x	6.00	x	10.65	x
Ratio of earnings to fixed charges (including interest on deposits) (7)	2.14	x	2.49	x	1.88	x	1.80	x	2.06	x
Fee income as a percentage of administrative expense (%)	68.34		66.52		66.40		70.21		68.99
Return on average equity (%)	19.71		22.09		20.12		23.76		24.61
Return on average assets (%)	2.81		3.60		2.80		3.02		3.14
Liquidity
Loans as a percentage of total deposits (%)	55.97		66.88		75.27		74.03		62.09
Liquid assets as a percentage of total deposits (%) (8)	58.64		61.92		51.25		48.80		53.70
Capital
Total equity as a percentage of total assets (%)	15.70		16.02		13.76		12.58		12.51
Regulatory capital as a percentage of risk-weighted assets (%)	31.03		31.31		26.81		22.95		27.38
Asset Quality
Non-performing loans as a percentage of total loans (%) (9)	5.34		2.01		1.55		2.64		3.25
Allowances as a percentage of total loans	6.74		3.10		2.15		3.74		3.88
Allowances as a percentage of non-performing loans (%) (9)	126.20		154.25		138.77		141.81		119.45
Differences due to court orders (Amparos) as a percentage of equity (%)	2.90		3.22		3.72		1.26		1.50
Operations
Number of branches	254		433		427		416		408
Number of employees	5,054		7,585		7,914		7,973		7,863

(1)	See note 4.2 to our audited consolidated financial statement for the year ended December 31, 2009.

(2)
The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5 and August 11, 2006, respectively (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).

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

(7)
For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.

(8)	Liquid assets include cash, LEBACs and NOBACs, interbank loans and overnight loans to highly rated companies.

(9)
Non-performing loans include all loans to borrowers classified as “3-troubled/medium risk”, “4-with high risk of insolvency/high risk”, “5-irrecoverable” and “6-irrecoverable According to Central Bank’s rules” under the Central Bank loan classification system.

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
Risks relating to Argentina
Argentina’s current growth and stabilization may not be sustainable
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. The economy has recovered significantly over the past seven years, although the global economy faced a period of volatility during 2008. Uncertainty remains as to whether the current growth and relative stability is sustainable. The Argentine economy continued to be fragile during 2009, showing a slow recovery in the second half of the year and the first months of 2010. This trend might be affected by the following reasons:
•	incomplete normalization of the financial systems of the main developed economies and recent events in the European financial markets;

•	abrupt changes in the monetary and fiscal policies of the main economies worldwide;

•	reversal of capital flows due to domestic and international uncertainty;

•	uncertainty with respect to debt restructuring, the payment capacity of the Argentine public sector and the possibilities of procuring international financing;

•	increase in inflation affecting competitiveness and economic growth;

•	poor development of the credit market;

•	low level of investment;

•	evolution of the exchange rate;

•	increase in public expenditure affecting the economy and the fiscal accounts;

•	possible reversal in the trade balance;

•	significant decrease in prices of main commodities exported by Argentina;

•	wage and price controls; and

•	political and social tensions.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the political, social and economic conditions prevailing in Argentina.
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
Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major foreign financial institutions were experiencing significant difficulties. Thereafter, there have been runs on deposits at several foreign financial institutions in the countries most affected by the financial crisis and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements. In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale.
More recently, several European economies have revealed significant macroeconomic imbalances. The financial markets have reacted adversely curtailing the ability of certain of these countries to refinance their outstanding debt.
The financial systems of the main developed economies remain the subject of uncertainty and affect global economic stability.
Argentina continues to be affected by events in the economies of its major regional partners and may be affected by events in developed economies, which are trading partners or that impact the global economy.
Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Argentine financial market. To date, the Argentine financial system has not required an intervention by the Argentine government or assistance from the Central Bank, but we cannot guarantee such an intervention might not occur nor its possible extent.
Abrupt changes in the fiscal and monetary policies of the main economies worldwide might cause recessive effects on our economy
Liquidity restrictions in the financial systems of the United States and Europe that started during the second semester of 2008 caused a credit squeeze that resulted in a sharp fall in the global economy. The depth, extension and speed of the credit squeeze generated a rapid response by the countries of the G20 through monetary and fiscal expansive policies designed to avoid a long and violent depression.
In that sense, the recession in the second semester of 2008 and the first semester of 2009 was short but severe. The world economy, according to estimations of the IMF, decreased at an annual rate of 6% in the first half of 2009, returning to a modest expansion during the last semester.
Both the United States economy and the European Union economy recovered, although such recovery was fueled by a bold step-up in public sector spending and expansive monetary policies, which led their fiscal deficits to account for 9% and 6% of their GDP, respectively.
An interruption in the recovery of growth in the principal world economies could threaten the global economy as a whole, affecting the main economies and emergent countries, including Argentina.

The domestic and international uncertainty might cause a reversal of the capital flows
Domestic as well as international uncertainty impact adversely on Argentina’s ability to attract capital. During the first semester of 2009 capital outflows increased abruptly (influenced by domestic and international uncertainty), although the trend seemed to reverse during the second half of 2009. Internationally, the recovery of the main economies and especially of Argentina’s main business partners was particularly relevant.
An abrupt change in the economic policies of the developed countries or changes in domestic policy might revert the flow of capitals towards Argentina. Such changes would negatively impact the liquidity of the local market and the operations of the Bank.
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
Foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party:
•
In February 2007, ICSID tribunals issued a judgment against Argentina in a US$208 million suit initiated by Siemens for indemnity in the failure to complete a contract in 2001 concerning personal identification documents. The revision and annulment proceedings in this case were discontinued as a consequence of a settlement reached between the parties. Consequently, as of the date of this annual report, this procedure is concluded.

•
In May 2007, ICSID tribunals ordered Argentina to pay US$106 million to Enron Corporation and Ponderosa Assets LP, shareholders of the local gas distributor Transportadora de Gas del Sur, in connection with tariff adjustments. This dispute is currently pending before an ICSID Tribunal/Annulment Panel.

•
In July 2007, ICSID tribunals ordered Argentina to pay US$57.4 million to LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc., in connection with the decrease in value of their shares in Distribuidora de Gas del Centro, Distribuidora de Gas Cuyana and Gas Natural BAN. In this case, the tribunal recognized the state of emergency in place that justified the measures taken by the government. In addition, the annulment proceeding in this case, pursued by both parties, has been suspended.

•
In August 2007, ICSID tribunals ordered Argentina to pay US$105 million to Compañía de Aguas del Aconquija S.A. and Vivendi Universal in connection with the termination of the water concession agreement executed with such company in the province of Tucumán. This dispute is currently pending before an ICSID Tribunal/Annulment Panel.

•
In September 2007, ICSID tribunals ordered Argentina to pay US$172 million to Sempra Energy International due to the depreciation of its shareholdings in Sodigas Pampeana and Sodigas Sur (shareholders, in turn, of the local concessionaries of the gas distribution service in Argentina, Camuzzi Gas Pampeana and Camuzzi Gas del Sur), as a consequence of the economic measures adopted by the Argentine government in 2002. This dispute is currently pending before an ICSID Tribunal/Annulment Panel.

•
In September 2008, and although it recognized the state of emergency in place that justified certain extraordinary measures by the Argentine government, ICSID tribunals ordered Argentina to pay US$2.8 million to Continental Casualty Company. This dispute is currently pending before an ICSID Tribunal/Annulment Panel.

Additionally, in December 2007, under United Nations Commission on International Trade Law (UNCITRAL) arbitration rules, an arbitration tribunal ordered Argentina to pay US$185 million to British Gas (shareholder of Argentine gas company Metrogas). Argentina filed with the U.S. District Court for the District of Columbia a petition to vacate or modify the award. The procedure before said court is pending.
Furthermore, UNCITRAL tribunals have also ordered Argentina to pay US$53.5 million to National Grid plc, shareholder of the Argentine electricity transportation company Transener (November 2008).
The Argentine government cancelled all of its pending debt with the IMF on January 3, 2006. However, Argentina’s past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from re-entering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy and, consequently, our business. Furthermore, Argentina’s inability to access the international capital markets in the medium and long term could have an adverse impact on our own ability to access international credit markets.

On September 2, 2008, by means of Decree No. 1,394 Argentina announced its decision to pay its debt to its creditor nations members of the Paris Club. At the same time, by means of a press release issued on September 18, 2008, the Paris Club announced that it accepted Argentina’s decision. However, negotiations came to a halt due to the international financial crisis affecting economies worldwide at such time and remain delayed.
On February 2, 2009, by means of Joint Resolutions 8/2009 and 5/2009 of the Secretariat of Economy and the Secretariat of Finance of the National Ministry of Economy and Public Finances, launched the local tranche of the exchange of certain liabilities due between 2009 and 2012 (See Item 5.A. “Operating Results”) for new bonds. The government announced that 97% of the holders had accepted such exchange proposal, representing Ps. 15.1 billion of an aggregate domestic tranche of the debt due in 2009, 2010 and 2011 for a total of Ps. 15.6 billion. The new bonds delivered under the exchange are due as from 2014.
On April 28, 2010, the Argentine government filed a prospectus supplement with the SEC, announcing an offer to exchange certain of its outstanding bonds, including bonds that were in default, for new bonds (the “Exchange Offer”). The Exchange Offer is scheduled to expire on June 7, 2010, unless extended or earlier terminated by the government. The consummation of the Exchange Offer is conditioned on the consummation of a separate and concurrent offering of new bonds for cash (the “Cash Offer”). The Argentine government may waive this condition in its sole discretion. The Exchange Offer is also subject to other terms and conditions, including the absence of certain legal impediments to the settlement of the Exchange Offer, some of which may not be waived by the government. The Argentine government’s inability or decision not to consummate the Exchange Offer or the Cash Offer, or a low level of participation in the Exchange Offer by holders of existing bonds, may limit the ability of the government to re-enter the capital markets, which could have a material adverse effect on the country’s economy.
Inflation may rise again, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy in general
Since 2007 the inflation index has been extensively discussed in the Argentine economy. The intervention of the INDEC and the change in the way the aforementioned inflation index is measured has resulted in disagreements between the government and private consultants as to the actual annual inflation rate.
The inflation rates according to the INDEC were 8.5%, 7.2% and 7.7% for 2007, 2008 and 2009, respectively. In the first quarter of 2010 the INDEC reported an inflation rate of 3.2%. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation in excess of those published by INDEC.
In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the peso devaluation, with the same negative effects on the level of economic activity and employment. In addition, a return to high inflation would undermine the very fragile confidence in Argentina’s banking system in general, which would negatively and materially affect our business volumes and potentially affect our lending activities.
Significant devaluation of the peso against the U.S. dollar may adversely affect the Argentine economy as well as our financial performance
Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on the financial condition of businesses and individuals. The devaluation of the peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, has led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.
If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. In particular, our results of operations are sensitive to changes in the Ps./US$ exchange rate because our primary assets and revenues are denominated in pesos while around 20% of our loan portfolio and of our total deposits are denominated in foreign currencies.
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
The high public expenditure could result in long lasting adverse consequences for the Argentine economy
The current Argentine macroeconomic model consists in maximizing the rate of economic growth until the year 2011, maintaining a policy of sharp increase in public expenditure. In 2009, the financial needs of the public sector were of US$19.3 billion. In 2010, the financial needs of the government are expected to increase up to approximately US$16.6 billion. At the end of 2009, the government decided to use reserves of the Central Bank (for US$6.5 billion) to face future commitments with debt holders. Currently, the decree ordering such use is being reviewed by the Argentine Congress to decide whether such measure is legitimate.

In the past, the government resorted to the international capital markets to source part of its funding requirements. Other sources of liquidity have included local financial institutions. We cannot assure you that the government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. Government initiatives that increase our exposure to the public sector would affect our liquidity and assets and impact negatively on clients’ confidence.
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
Risks Relating to the Argentine Financial System
The health of Argentina’s financial system depends on a return of the long-term credit market, which is currently recovering at a relatively slow pace
As a consequence of the 2008 crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009.
Private sector financing increased by the end of 2009. Nevertheless 2009 ended with a lower expansion. Loans to the private sector grew by 42% in 2007, 20% in 2008, and 9% in 2009. In spite of the recovery of the credit activity, the recovery of the long-term loans market (pledge loans and mortgage loans) is recovering at a slower pace.
If longer-term financial intermediation activity fails to resume at substantial levels, the ability of financial institutions, including us, to generate profits will be negatively affected. Even though deposits in the financial system and with us having increased since in mid-2002, most of these new deposits are either sight or very short-term time deposits, creating a liquidity risk for banks engaged in long-term lending and increasing their need to depend on the Central Bank as a potential liquidity backstop.
The health of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors, after having overcome the crisis
The average total deposits of the financial system grew 23% in 2007 and 20% in 2008, averaging Ps. 191,653 and Ps. 229,089 million, respectively. Despite the international crisis, total deposits with the financial system increased by 11% during 2009, with an average balance of Ps.253,985 million.
Total deposits in terms of GDP represented 22.2% in average during 2009, compared with levels around 23.7% in average during the two previous years.
In spite of the increasing trend showed during previous years, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If depositors once again withdraw significant holdings from banks, there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect sensibility of Argentine depositors.
The asset quality of financial institutions, including us, is still affected by the exposure to public sector debt
Financial institutions have a significant portfolio of bonds of, and loans to, the Argentine federal and provincial governments. Exposure to public sector of the financial system has decreased year after year, from a level of 48.9% in 2002 to 12.8% in 2008. However, during the second half of 2009, this exposure showed a slight increase, reaching 14.5% by December 31, 2009. Exposure to public sector debt as of December 31, 2009 represented slightly more than one third of financings granted by the financial system to the private sector.

To some extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable economic growth in the long run, generate tax revenues and control public spending.
As of December 31, 2009, our net exposure to the public sector, not including LEBACs (Letras del Banco Central) and NOBACs (Notas del Banco Central), totaled approximately Ps. 947 million, representing 3.5% of our total assets.
Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by the international financial crisis
The capacity of many Argentine private sector debtors to repay their loans has deteriorated as a result of the international economic crisis, materially affecting the asset quality of financial institutions, including us. As of the end of 2008, we established large allowances for loan losses to cover the risks inherent to our private loan portfolio.
As anticipated by the Bank at the end of 2008, and following the trend of the entire financial system, financing to the private sector was affected negatively throughout 2009, closing with a portfolio quality ratio of 3.2% with a coverage ratio of 116.06%.
The financial system showed during the last months of 2009 a decline in the performance of the private sector credit portfolio, mainly due to the consumer loans and to a slight upturn of the coverage indicator.
However, the current improvement may not continue, and we will likely not succeed in recovering substantial portions of loans that were provisioned. If Argentina’s recovery does not continue and the financial condition of the private sector deteriorates, we will experience an increase in our incidence of non-performing loans.
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
Our controlling shareholders have the ability to direct our business and their interests could conflict with yours
Our controlling shareholders directly or beneficially own 10,187,559 Class A shares and 225,840,639 Class B shares in the aggregate. Although there currently is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.
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
Increased competition and consolidation in the banking industry may adversely affect our operations
We expect trends of increased competition in the banking sector, as banks continue to recover from the 2008 economic crisis. Additionally, if the trend towards decreasing spreads is not offset by increases in lending volumes, then resulting losses could lead to consolidation in the industry. We expect trends of increased consolidation to continue. Consolidation can result in the creation of larger and stronger banks, which may have greater resources than we do.
We expect that competition with respect to small and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate.
Reduced spreads without corresponding increases in lending volumes could adversely affect our profitability
The spread for Argentina’s financial system between the interest rates on loans and deposits decreased during the last years as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns. Our interest rate spreads followed the same trend. We and other financial institutions have largely responded by lowering operating costs.
In 2009 the interest rate spread has increased over all the financial system. However, we cannot guarantee that this trend will continue unless increases in lending or additional cost-cuttings take place. A reverse of this trend in such terms could adversely affect our profitability.
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
Risks relating to our Class B Shares and the ADSs
Holders of our Class B shares and the ADSs may not receive any dividends
In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2009. Nevertheless, no assurance can be given that the Central Bank will continue to grant us the authorization to distribute dividends approved by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of approved dividends.
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

Non-Argentine companies that own our Class B shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina
Under Argentine law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia, or Public Registry of Commerce (the “IGJ”), in order to exercise certain shareholder rights, including voting rights. If you own Class B shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class B shares may be limited.
You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop
Prior to March 24, 2006, there has not been a public market for the ADSs or, in the case of our Class B shares, a market outside of Argentina. We cannot assure you that any market for our Class B shares or for the ADSs will be available or liquid or the price at which the Class B shares or the ADSs may be sold in that market.
The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire
Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 96.6% of the aggregate market capitalization of the BCBA as of December 31, 2009. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.
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
In particular, under Financial Institutions Law No. 21,526 as amended (the “Financial Institutions Law”), all of our existing and future depositors will have a general priority right over holders of notes issued under our medium-term note program. The Financial Institutions Law provides that in the event of judicial liquidation or insolvency, all depositors would have priority over all of our other creditors (including holders of notes), except certain labor creditors and secured creditors. Moreover, depositors would have priority over all other creditors, with the exception of certain labor creditors, to funds held by the Central Bank as reserves, any other funds at the time of any revocation of our banking license and proceeds from any mandatory transfer of our assets by the Central Bank.
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
The Distributable Amounts available for payment of interest on the 2036 Notes on an interest payment date is based principally on our unappropriated retained earnings from the prior year. Subject to certain limited exceptions, Argentine law does not restrict our shareholders from approving the payment of dividends to themselves out of our unappropriated retained earnings, and the indenture relating to the Notes does not restrict our ability to pay dividends unless interest on the Notes has not been paid in full as scheduled. In addition, Distributable Amounts available for payment of interest on the 2036 Notes depends on the amount of payments or other distributions on or in respect of our Parity Obligations previously made or schedule to be made during the relevant Distribution Period. Although we do not currently have any Parity Obligations outstanding, the indenture relating to the Notes will not restrict our ability to issue Parity Obligations in the future. Accordingly, we cannot assure you that we will have sufficient Distributable Amounts to make interest payments on the 2036 Notes.

We may be prevented by the Central Bank or Argentine banking regulations from making interest or other payments on or in respect of the 2036 Notes
No interest on the 2036 Notes will be due and payable on an Interest Payment Date in the event that we would be prevented from paying interest on the Notes on such Interest Payment Date as a result of (X) a general prohibition by the Central Bank on paying interest or making other payments or distributions on or in respect of our Parity Obligations (including the Notes) or (Y) as provided in Communications “A” 4589 and “A” 4591 of the Central Bank or any successor regulations thereto, (a) we are subject to a liquidation procedure or the mandatory transfer of our assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) we are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003); (c) we are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; or (d) we are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).
As a result of the 2001 Argentine crisis, all banks were prohibited by the Central Bank from paying dividends in 2002 and 2003. As the economy recovered, the Central Bank eased the prohibition but still requires prior authorization for the distribution of dividends by banks. Although the prohibition is no longer in effect, we cannot assure you that, if confronted with a similar crisis, the Central Bank will not prevent banks from making interest payments on Parity Obligations, including the 2036 Notes.
The 2036 Notes are unsecured and subordinated and, in the event of our bankruptcy, the 2036 Notes will rank junior to our unsubordinated obligations and certain of our subordinated obligations
The 2036 Notes constitute our unsecured and subordinated obligations. In the event of our bankruptcy, the 2036 Notes will rank junior to all claims of our unsubordinated creditors and certain of our subordinated creditors. By reason of the subordination of the Notes, in the case of our bankruptcy, although the Notes would become immediately due and payable at their principal amount together with accrued interest thereon, our assets would be available to pay such amounts only after all such creditors have been paid in full. We expect to incur from time to time additional obligations that rank senior to the Notes, and the indenture relating to the Notes does not prohibit or limit the incurrence of such obligations.
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
The ratings of the 2036 Notes may be lowered or withdrawn depending on various factors, including the rating agency’s assessment of our financial strength and Argentine sovereign risk
As of December 31, 2009, the 2036 Notes were rated “B2” by Moody’s Investors Service, Inc. and “B” by Fitch Ratings Ltd. At the local level, Moody’s Latin America rated the Notes “Aa3.ar” and Fitch Argentina rated the Notes “AA (arg)”. The ratings of the Notes reflect the relevant rating agency’s assessment of our ability to make timely payment of principal and interest on the Notes. Moreover, the methods of assigning ratings used by Argentine rating agencies may differ in important aspects from those used by the rating agencies in the United States or other countries. The ratings of the 2036 Notes are not a recommendation to buy, sell or hold the Notes, and the ratings do not comment on market prices or suitability for a particular investor. We cannot assure you that the ratings of the 2036 Notes will remain for any given period of time or that the ratings will not be lowered or withdrawn. A downgrade in ratings will not be an event of default with respect to the 2036 Notes. The assigned ratings may be raised or lowered depending, among other things, on the rating agency’s assessment of our financial strength as well as its assessment of Argentine sovereign risk generally, and any change to these may affect the market price or liquidity of the 2036 Notes.
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

Risks relating to our 10.750% Argentine Peso-Linked Notes Due 2012 (the “2012 Notes”)
A devaluation of the Argentine peso will result in a loss of principal and interest in U.S. dollar terms, which could affect the value of our 2012 Notes
Payments of principal, interest, additional amounts and any other amounts in respect of the notes are determined based on the Argentine peso equivalent (based on an initial exchange rate of Ps. 3.0794 = US$1.00) of the aggregate principal amount of the 2012 Notes then outstanding and converted into U.S. dollars based on an exchange rate on the second business day prior the applicable payment date. As a result, a devaluation of the Argentine peso will result in a loss of principal and a reduction in the effective interest rate in U.S. dollar terms.
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

Item 4.	Information on the Bank
A. History and development of the Bank
Our legal and commercial name is Banco Macro S.A. We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Bahia Blanca, Province of Buenos Aires, Argentina under Nr. 1154 of Book 2, Volume 75 of sociedades anónimas. We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 10, 1996 under Nr. 9777 of Book 119, Volume A of sociedades anónimas.
Our principal executive offices are located at Sarmiento 447, Buenos Aires, Argentina, and our telephone number is (+ 54-11-5222-6500). We have appointed CT Corporation System as our agent for service of process in the United States, located at 111 Eight Avenue, New York, New York, 10011.
Our History — Banco Macro S.A.
Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, the name of “Banco Macro S.A.”.
Our shares have been publicly listed on the BCBA since November 1994, and since March 24, 2006, on the New York Stock Exchange (“NYSE”).

Since 1994 we have been focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, we started to acquire entities as well as assets and liabilities resulting from the privatization of provincial and other banks.
In December 2001, 2004 and 2006, Banco Macro acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A. (“Nuevo Banco Suquía”) and Nuevo Banco Bisel, respectively. Such entities merged with us on December 2003, October 2007 and August 2009, respectively.
Additionally, during the fiscal year ended December 31, 2006, we acquired 79.84% of the capital stock of Banco del Tucumán and increased our participation to 89.93% of its capital stock during fiscal year 2007.
The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.
In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Banco del Tucumán, Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.
Banco del Tucumán
Upon obtaining the corresponding authorizations from the relevant authorities, on May 5, 2006, we completed the acquisition of 164,850 Class A Shares of Banco del Tucumán, representing 75% of its capital stock. The total purchase price amounted to Ps.45,961,000, paid in cash. In addition, the Bank shall pay to the seller an amount equal to 75% of the amounts to be recovered from a consumer loan portfolio for the ten years following the date of the abovementioned agreement. This obligation was recorded in our financial statements as an allowance as of the purchase date.
Banco del Tucumán has 25 branches and its headquarters in the province of Tucumán and it is currently such province’s financial agent.
From September 2006 through December 2006, we acquired Class “C” shares in Banco del Tucumán representing 4.84% of its capital stock. On November 28, 2006, the general ordinary and extraordinary shareholders’ meeting of Banco del Tucumán approved a capital stock increase of Ps. 21,980,000, establishing an additional paid-in capital of Ps. 26,171,000 that we fully subscribed in January 2007. As a result of such capital stock increase, our equity interest in Banco del Tucumán increased from 79.84% to 89.93%.
Nuevo Banco Bisel
In 2001, the run on bank deposits as a result of the economic crisis caused a liquidity crisis for the former Banco Bisel S.A. (“Banco Bisel”). Its controlling shareholder at the time decided not to make additional contributions. As a result, the Central Bank suspended and then restructured Banco Bisel’s operations, creating the Nuevo Banco Bisel with certain of Banco Bisel’s assets and liabilities. The Central Bank then passed a resolution providing for the sale of Nuevo Banco Bisel and requiring that the purchaser commit to capitalize the bank.
In August 2006, we acquired 100% of the voting rights and 92.73% of the capital stock of Nuevo Banco Bisel for Ps.19.5 million pursuant to an auction conducted by Banco de la Nación Argentina. In addition, as purchaser of Nuevo Banco Bisel, we were required to enter into a “Put and Call Options Agreement” with Seguro de Depósitos S.A. (SEDESA) regarding Nuevo Banco Bisel’s preferred shares.
The acquisition transaction was approved by the Central Bank in August 2006 and by the antitrust authorities in September 2006.
On May 28, 2007, we exercised our option to acquire Nuevo Banco Bisel’s preferred shares at an exercise price of Ps. 66,240,000 plus an annual nominal 4% interest to be capitalized annually until payment thereof. Such price will be paid on the 15th anniversary of the acquisition of Nuevo Banco Bisel (i.e., August 11, 2021).
Nuevo Banco Bisel has a strong presence in the central region of Argentina, especially in the province of Santa Fe, and the acquisition has added 158 branches to our branch network.
On March 19, 2009, we entered into a “Preliminary Merger Agreement” for the merger of Nuevo Banco Bisel into us, retroactively effective as of January 1, 2009. On May 27, 2009, our shareholders and those of Nuevo Banco Bisel approved the merger of the latter into Banco Macro, which was subsequently approved by the BCBA, the CNV and the Central Bank, and registered with the IGJ on August 8, 2009.
Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa received 1,147,887 common registered Class B shares of Banco Macro in exchange for their equity interest in the merged entity. The CNV and the BCBA authorized the public offering of such shares on July 29, 2009 and, during October 2009, such entities proceeded to sell those shares to unrelated parties.
Banco Privado de Inversiones
On March 30, 2010, we signed a share purchase agreement with the shareholders of Banco Privado de Inversiones S.A. (“Banco Privado de Inversiones”), under which and, subject to satisfaction of certain conditions, including the approval of the transaction by the Central Bank, we will acquire shares representing 100% of the capital stock and votes of Banco Privado de Inversiones for a total price of US$23.3 million.

Banco Privado de Inversiones has a broad customer base and businesses that will provide us, with greater volume and experience among others in the credit card business, particularly in the City of Buenos Aires where we consider appropriate to continue expanding such business.
The transaction will enable us to serve a greater number of customers with our current structure, to complement lines of business and to achieve greater economies of scale by additionally providing Banco Privado de Inversiones with a more efficient financing structure and permitting its clients access to a network with a greater geographical coverage.
The approval of the purchase by the Central Bank is pending.
For more information on Banco Privado de Inversiones, see note 3.8 to our consolidated financial statements for the year ended December 31, 2009.
B. Business Overview
We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2009, we were ranked second in terms of equity and fourth in terms of loans to private sector and in terms of deposits among banks. As of December 31, 2009, on a consolidated basis, we had:
•	Ps.26,859.2 million (US$7,074.4 million) in total assets;
•	Ps.11,247.5 million (US$2,962.4 million) in loans to the non-financial private sector;
•	Ps.18,592.9 million (US$4,897.1 million) in total deposits;
•	approximately 2,544,000 retail customers and 71,124 corporate customers that provide us with approximately 2.6 million clients; and
•	approximately 1,132,000 employee payroll accounts for private sector customers and provincial governments.
Our consolidated net income for the year ended December 31, 2009 was Ps.751.9 million (US$198.0 million), representing a return on average equity of 24.6% and a return on average assets of 3.1%.
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
The Argentine economic recovery
The year 2007 presented itself as a period in which the Argentine economy and financial system grew strongly. In that period, GDP grew at an 8.7% annual rate, reaching one of the highest rates in the world. In addition, the total amount of loans and deposits increased in comparison to the previous year, growing by 27.5% and 20.3%, respectively.
Since the year 2008, Argentina has been subject to particularly strong internal and external volatility, which caused the growth rate to slow down in comparison to the growth rate registered during the 2003-2007 period. However, GDP grew at a 7% annual rate, even though the last quarter was characterized by a strong deterioration in the level of activity. The growth rate of the amount of loans and deposits also slowed down, growing up to 17.0% and 14.9%, respectively, from 2007 to 2008. Additionally, this deterioration in the growing levels continued through 2009, influenced by the aftermath of the international financial crisis, reaching a GDP growth of only 0.9% per year. While the total amount of deposits grew at a rate of 15.0% per year, the growth rate of loans continued to decrease, growing only at a 9.8% rate with respect to 2008.
Although there are numerous risks that may result in the economic performance being lower than expected, the Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of approximately 4.0% for 2010. For more information, see Item 3D Risk Factors.
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

•
As of December 31, 2009, we have achieved profitability for the last 32 consecutive quarters, being the only bank in Argentina to do so, with a return on average equity of 19.7%, 22.1%, 20.1%, 23.8% and 24.6% for 2005, 2006, 2007, 2008 and 2009, compared to 7.5%, 14.8%, 11.2%, 13.7% and 19.6% respectively, for the Argentine banking system as a whole.

•
Our shareholders’ equity as of December 31, 2009 and 2008, as calculated under Central Bank Rules, was Ps. 3,358.8 million and Ps. 2,821.9 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2009 and 2008 was Ps. 3,293.6 and Ps. 2,236.8 million, respectively.

•
Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small and medium-sized businesses, generally located outside of the City of Buenos Aires, which have been relatively underserved by the banking system. As of December 31, 2009, loans for less than Ps.20,000 accounted for 40% of our total private sector loans. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•
High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. Therefore, we are currently the leading bank, based on the number of branches, in the Argentine provinces of Salta, Jujuy, Tucumán and Misiones and one of the leading banks in Córdoba, Santa Fe, Río Negro and Tierra del Fuego. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have been benefiting from the export-driven growth in the Argentine economy as a result of the devaluation of the peso.

•
Largest private-sector branch network in Argentina. With 408 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires, whereas 81% of the total branches for the Argentine financial system as a whole are located outside this area, which we believe better positions us to focus on our target market.

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
Our goal is to promote the overall growth of the Bank by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We achieve this goal by managing the Bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring banks throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We make acquisition decisions in the context of our long-term strategy of focusing on low- and middle-income individuals, small and medium-sized businesses and to complete our national coverage of Argentina, especially in provinces outside of the City of Buenos Aires. We have taken advantage of the opportunities presented by the Argentine financial system to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank. Our growth has been fueled by these acquisitions as well as organic growth, without the need to open or move branches.

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

•
Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers, strengthening financing to the small business segment.
•	Expand our share in the agricultural and livestock industry and those export-related activities, introducing a product specially designed for this sector (Campo XXI).
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
•
Focus on efficiency and cost control. We intend to increase our efficiency creating new economies of scale, and reducing costs in connection with the integration of merged entities (Banco Macro, Nuevo Banco Suquía and Nuevo Banco Bisel). We have been working on upgrading our information systems and other technology in order to further reduce our operating costs and to support larger transaction volumes nationally. We have completed the integration of Nuevo Banco Suquía during the second half of 2007 and the integration of Nuevo Banco Bisel during the second half of 2009.

•
Extend existing corporate relationships to their distributors and suppliers. We have established relationships with major corporations in Argentina and will focus our marketing efforts on providing services to their distributors, suppliers, customers and employees, including providing working capital financing and Plan Sueldo payroll services.

•
Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, strong cross-selling opportunities lie with our Plan Sueldo clients, of whom only 21.5% currently have personal loans from us.

Our products and services
We provide our customers with a combination of standard products and services that is designed to suit individual needs. We have two broad categories of customers: retail customers, which include individuals and very small companies; and corporate customers, which include small, medium and large companies and major corporations. In addition, we provide services to four provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business with a single commercial division responsible for all of our customers and our branch network; we do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

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
Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of approximately 2,544,000 retail customers, only 21.5% currently have a personal loan from us and only 27% currently have a credit card, and we believe there is strong potential to increase these percentages. As of December 31, 2009, we had retail customers with an aggregate loan portfolio of Ps. 5,234 million.
Our efforts were aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, based on our individualized, professional advice, which we believe is an important feature that distinguishes us in serving our target markets.
The year 2009 presented an adverse perspective for market growth and for the growth of the different businesses this segment involves, generating a number of challenges for the Bank. As a result, we defined as our main goals: maintaining our leading position in personal loans, consolidating our position in the credit card market, supporting with special emphasis credit quality, promoting an atomized time deposit portfolio and generating a strong and stable fee base.
Savings and checking accounts and time deposits
We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.
During 2009, we intended to achieve an atomized growth in order to reduce volatility from the liabilities. This goal was achieved by adequately compensating our small and medium savers and attracting new clients, which generated a 26% growth in this segment. Such financial and commercial strategy allowed an expansion of 7% above the market values. We expect to extend this atomization goal to the coming fiscal year.

Approximate number
of retail accounts
Product	(as of December 31, 2009)
Savings
Total savings accounts	1,903,566
Plan Sueldo (private sector)	559,051
Plan Sueldo (public sector)	572,675
Retirees	400,114
Open market	371,726
Checking
Checking accounts	174,046
Electronic account access
Debit cards	1,420,971
Lending products and services
We offer personal loans, document discounts, (housing) mortgages, overdrafts, pledged loans and credit card loans to our retail customers. At December 31, 2009, we had a 13.7% market share for personal loans, which ranked us first in the Argentine banking system in the provision of consumer loans. We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as the low- and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services to their employers. We are also one of the major credit card issuers, with approximately 904 thousands cards in circulation as of December 31, 2009. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases.

The main increases during 2009 were in personal loans and credit card loans, with increases of 5% and 9%, respectively, in each case on a year-over-year basis. The increase in credit card financing is partially due to the Bank’s strategy of incorporating additional cards to customers already existing in the current credit card holder portfolio, reducing the requirements customers need to meet in order to get additional credit cards and allowing the use of the Customer Service Call Center or Home Banking services. This new mechanisms generated a strong increase in this product during the year 2009, obtaining income increases per account.
The table below sets forth information about loans to retail customers (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) as of December 31, 2009:

	Loans to retail customers (in pesos except where noted)
	(as of December 31, 2009)
						Credit
	Personal		Mortgage		Pledged	card
	loans	Documents (1)	loans	Overdrafts	loans (2)	loans	Others
Percentage of gross retail private sector loan portfolio	64.7%	6.3%	6.3%	3.0%	2.4%	14.3%	2.9%
Total customers with outstanding loans	513,374	9,306	7,475	211,932	2,475	470,804	5,415
Average gross loan amount	5,683	4,940	51,874	677	57,470	1,722	29,398

(1)	Factoring, check cashing advances and loans with promissory notes.

(2)	Primarily secured car loans.
Personal loans which represent the most representative share of the portfolio carry an annual average interest rate of 26.11% and an average maturity of 42.1 months. Interest rates and maturities vary across products.
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
The corporate business is focused on the classification by sizes and sectors. We have four categories for our corporate customers: small companies, which register up to Ps.52 million in sales per year; medium companies, which register more than Ps.52 million and less than Ps.150 million in sales per year; major companies, which register more than Ps.150 million in sales per year; and agro companies, which operate in agriculture or in the commerce of its products (approximately 97% of our corporate customers are small businesses).
In 2009, in the medium companies and major companies segments, we focused on applying more selective business criteria, prioritizing a “customer loyalty” strategy. As to the agro companies segment, we launched a product specially designed for this sector (known as “Campo XXI”) that was highly accepted, since it provided easy access to credit. The agro companies segment has recently risen as a relevant axis in the Bank’s long-term strategy. It is clear that we have a competitive advantage, through our branch network, in different regional economies.
Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See “Item 5 — Operating and Financial Review and Prospects — liquidity and capital resources.”
Plan Sueldo payroll services
Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which requires employers to maintain an account with us for the direct deposit of employee wages. Currently, we administer the payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and for a total of 1,531,840 retail clients (including retirees). Our payroll services provide us with a large and diversified depositor base with significant cross-selling potential. See “—Our Products and Services—Retail Customers.”
Lending products and services
Our lending activities to the corporate sector (defined here as firms with loans outstanding in excess of Ps.20,000) totaled Ps.4,985 million. Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2009, the average principal amount of our corporate loans were Ps.380,000 and our 20 largest private sector loans accounted for 25% of our total corporate loans.

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
Medium-to long-term: Products include credit lines and specific lending facilities of more than 180 days. Credits are usually asset-based, such as leasing, whereby a credit enhancement is achieved by means of the underlying asset.
Medium-to long-term facilities risks are mitigated through different mechanisms that range from pledges and mortgages to structured deals through financial trusts whereby the debtor pledges the underlying asset, mostly future income flows. Regardless of the term and based on the fact that these credit lines are devoted to small to medium-size companies, our policy is to require personal guarantees from the owners, although the underlying debtor rating remains unchanged.
As of December 31, 2009, our loans to corporate customers were as follows:

	Loans to companies in excess of
	Ps.20,000 (as of December 31, 2009)
		Percentage of
	(in millions of	corporate loan
	pesos)	portfolio
Overdrafts	1,273.7	25.6%
Documents (1)	1,030.7	20.7%
Pledged loans (2)	121.9	2.4%
Mortgage loans	371.7	7.5%
Other (3)	2,133.8	42.7%
Corporate credit cards	53.1	1.1%

Total	4,984.9	100.0%

(1)	Factoring, check cashing advances and promissory notes.

(2)	Primarily securing cargo transportation equipment.

(3)	Mostly structured loans (medium- and long-term).
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
Collection services. Our collection services include cash or check deposits at our 408 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.
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

Our distribution network
We have the largest private sector branch network in the country with 408 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 94% of our branches located outside of the City of Buenos Aires. Furthermore, we have 30 service points used for social security benefit payments and servicing of checking and savings accounts; 836 ATMs; and an internet banking service. The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces:

	As of December 31, 2009
			Market Share of
		% of	total branches in
Province	Branches	Total	each province
City of Buenos Aires	24	5.9%	3.1%
Buenos Aires (rest)	52	12.7%	4.1%
Catamarca	1	0.2%	4.5%
Chaco	2	0.5%	3.3%
Chubut	4	1.0%	4.4%
Córdoba	62	15.2%	15.4%
Corrientes	3	0.7%	5.0%
Entre Ríos	6	1.5%	5.0%
Formosa	—	—	—
Jujuy	15	3.7%	48.4%
La Pampa	2	0.5%	1.9%
La Rioja	2	0.5%	7.7%
Mendoza	13	3.2%	9.0%
Misiones	35	8.6%	54.7%
Neuquén	4	1.0%	6.3%
Río Negro	7	1.7%	10.6%
Salta	25	6.1%	48.1%
San Juan	1	0.2%	2.9%
San Luis	1	0.2%	2.3%
Santa Cruz	2	0.5%	5.3%
Santa Fe	116	28.4%	26.9%
Santiago del Estero	1	0.2%	2.0%
Tierra del Fuego	2	0.5%	11.8%
Tucumán	28	6.9%	44.4%

TOTAL	408	100.0%	10.1%

Source: Central Bank
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
Loan application process
We establish contact with loan applicants through an officer, who is in charge of gathering the applicant’s information and documentation, visiting the applicant, obtaining the reasons for the loan request and making an initial assessment of the application. The loan proposal is then reviewed by a banking manager and, if it complies with our credit policy, it is referred to our credit risk assessment management division, which prepares a risk report. The risk report is then provided to a committee in charge of reviewing and granting the loan. Depending upon the amount and type of loan involved, the responsible committee will be one of four committees acting under the supervision of our Board of Directors and responsible for reviewing and determining whether to approve the loan: a senior committee, a junior committee, a national committee, or a regional committee. The senior committee consists of members of senior management, including our chairman and vice chairman, and considers loan proposals in excess of Ps. 6,000,000.
We also have in place circuits that allow decentralization of credit decisions, such as scoring models for individuals and small business, or delegation on senior-officers of credit-related decisions regarding the approval of short-term loans, and loans for small amounts, or with certain guarantees.

Our credit policies for individuals are based upon the applicable product lines, including credit cards, current account overdrafts, personal loans, chattel and real estate mortgage loans, and stipulate the permitted terms, maximum amounts available and interest rates. The amount of the customer’s indebtedness, loan repayment capability based on current income, and credit history are key tools used in assessing each application.
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
Technology
In August 2009 we completed the merger of Banco Macro and Nuevo Banco Bisel, a strategic goal of the Bank. With the merger, we completed a process that started in 2008 and that progressed with no obstacles and with satisfactory results.
Among other aspects, the process required installing a new central processing unit that allowed us to cover the increased customer and transaction volumes derived from the merger and to meet the requirements of our business plan.
In addition, we implemented new capabilities in accordance with the business requirements, among others, the virtual channel infrastructure, in order to adequately support the merged banks’ operations.
On the other hand, we updated the satellite application equipment based on volume analysis of the merged banks and the stress tests performed.
We continue to focus our efforts on expanding the technology fleet in our branches through the acquisition and installation of new automatic teller machines (ATM) and new self-service terminals (SST). The Bank’s technology fleet in these customer service channels reached at the end of the year a total of 836 ATMs and 713 SSTs.
Considering our environment of constant evolution and growth, we are expecting to start the technology adjustment of the banking core towards a universal architecture, adaptable to multiple operation environments.
We expect then to move forward to channel integration by managing customer relationships and business processes, in order to achieve an optimized platform supporting changes and constant improvements to the Bank’s business processes.
The total expenses incurred in respect of such improvements and projected investments for 2010 amount to US$5.9 million.
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
Banking industry
The Argentine banking industry has been affected both by the 2001-2002 local crisis and the 2008 international crisis. In both cases, the sector showed an upward trend in terms of scale, profitability, solvency and asset quality.
Scale
The volume of intermediation has bounced back after the crisis of 2001-2002 and there was an annual uninterrupted growth of deposits and loans. Deposits grew by an average of 23% and 20% in 2007 and 2008, respectively. During the same period, private sector loans increased to an average of 39 % and 33% in 2007 and 2008, respectively.

During 2009, and as a consequence of the 2008 international crisis and its impact on our economy, there was a significant slowdown in the activity of the financial sector. Financing intermediation by banks with the private sector recovered towards year-end, albeit with an expansion slower than that of previous years. The average of deposits and loans to the private sector grew by 11% during 2009.
The level of private sector loans and deposits over GDP is still low at 11.9% for private sector loans/GDP and 22.2% for total deposits/GDP. Current levels in terms of GDP allow to forecast a considerable potential growth in upcoming years.

	2005	2006	2007	2008	2009
	(millions of pesos)
Total Assets (1)	218,453	244,070	285,719	333,723	368,091
Total Deposits (1)	127,382	155,345	191,653	229,090	253,985
Gross Private Sector Loans (1)	47,972	66,896	93,091	123,964	137,559
Source: Central Bank

(1)	Twelve-month average.
Profitability
The Argentine financial system and the profitability of banks were deeply affected by the 2001-2002 crisis. Since 2003, the financial system has steadily been on its path to recovery, with a growing number of profit-making entities each year.
The Argentine financial system continues its consolidation process after reaching a stage of more stable profits, and accumulating positive results for 5 years now, which underscores the sector’s solvency.
In 2009 the profitability of the financial system increased by 51.3% to Ps. 8,103 million, signaling a recovery in the intermediation margin, which was positively affected by the results of government securities.

	2005	2006	2007	2008	2009
Net income (in millions of pesos)	1,932	4,473	3,961	5,357	8,103
Return on average equity	7.5%	14.8%	11.2%	13.7%	18.0%
Return on average assets	0.9%	1.8%	1.4%	1.6%	2.2%
Source: Central Bank
Asset Quality
Both the domestic crisis of 2001-2002 and the 2008 international crisis have taken their toll on the quality of bank portfolios. From 2004 through 2008, ratios have gradually improved.
The credit quality of the Argentine financial system showed a marginal decline during 2009 due to a slowdown in the placement of credit to public sector and the increase in delinquency rates. The growth in delinquency rates following the 2007-2008 crisis, mainly in the consumer credit portfolio, started to decrease during mid-2009. Financial entities continue to offer extensive coverage ratios for irregular portfolio. As of December 31, 2009, the non-performing credit portfolio level reached 3.0% of the total credit portfolio, whereas the coverage ratio level reached 125.7%.
The following table shows the percentages of non-performing portfolios in the Argentine financial system:

	2005	2006	2007	2008	2009
Non-performing Credit Portfolio	5.2%	3.4%	2.7%	2.7%	3.0%
Non-performing Credit Portfolio — Private Sector	7.6%	4.5%	3.2%	3.1%	3.5%
Source: Central Bank

Competitive landscape
There are eight institutions that consistently rank among the top ten in Argentina, based on private sector loans, equity and total deposits: Banco de la Nación Argentina and Banco de la Provincia de Buenos Aires, which are both public banks, the Bank and Banco de Galicia y Buenos Aires, which are both domestic banks, and Banco Santander Río, HSBC Bank Argentina, BBVA Banco Francés and Citibank N.A which are foreign-owned banks. Six of these (Banco de la Nación Argentina, BBVA Banco Francés, Banco Santander Río, HSBC Bank Argentina, Citibank N.A and the Bank) also ranked among the ten banks with the largest net income for the twelve months ended December 31, 2009. Below are the rankings of these banks across these metrics:

		Market Share
		(% share of total
		private sector loans
Private Sector Loans	Ps.	for the Argentine
(As of December 31, 2009)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	21,223	14.6%
2 BANCO SANTANDER RIO S.A.	13,737	9.5%
3 BANCO DE GALICIA Y BUENOS AIRES S.A.	11,494	7.9%

4 BANCO MACRO S.A. (2)	11,248	7.7%

5 BBVA BANCO FRANCES S.A.	9,903	6.8%
6 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	9,177	6.3%
7 HSBC BANK ARGENTINA S.A.	6,986	4.8%
8 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	5,832	4.0%
9 BANCO CREDICOOP COOPERATIVO LIMITADO	5,447	3.7%
10 CITIBANK N.A.	5,348	3.7%
OTHERS	44,881	30.9%

TOTAL	145,277	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

		Market Share
		(% share of equity
Equity	Ps.	for the Argentine
(As of December 31, 2009)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	8,998	18.7%

2 BANCO MACRO S.A. (2)	3,359	7.0%

3 BANCO SANTANDER RIO S.A.	3,084	6.4%
4 BBVA BANCO FRANCES S.A.	2,926	6.1%
5 BANCO HIPOTECARIO S.A.	2,778	5.8%
6 BANCO DE GALICIA Y DE BUENOS AIRES S.A.	2,127	4.4%
7 HSBC BANK ARGENTINA S.A.	1,969	4.1%
8 BANCO PATAGONIA S.A.	1,854	3.9%
9 CITIBANK S.A.	1,814	3.8%
10 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	1,651	3.4%
OTHERS	17,581	36.5%

TOTAL	48,141	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

		Market Share
		(% share of total
		deposits for the
Total Deposits	Ps.	Argentine
(As of December 31, 2009)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	67,121	24.6%
2 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	25,198	9.2%
3 BANCO SANTANDER RIO S.A.	19,399	7.1%

4 BANCO MACRO (2)	18,593	6.8%

5 BBVA BANCO FRANCES S.A.	18,374	6.7%
6 BANCO DE GALICIA Y DE BUENOS AIRES S.A.	17,083	6.3%
7 HSBC BANK ARGENTINA S.A.	11,821	4.3%
8 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	11,182	4.1%
9 BANCO CREDICOOP COOPERATIVO LIMITADO	10,915	4.0%
10 CITIBANK N.A.	9,197	3.4%
OTHERS	63,676	23.4%

TOTAL	272,559	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	From our consolidated financial statements.

Net Income	Ps.
(12 months ended December 31, 2009)	Million
1 BANCO DE LA NACION ARGENTINA S.A. (1)	1,186
2 BANCO SANTANDER RIO S.A.	1,114

3 BANCO MACRO S.A. (2)	752

4 BBVA BANCO FRANCES S.A.	668
5 CITIBANK N.A.	578
6 BANCO PATAGONIA S.A.	424
7 BANCO DE SAN JUAN S.A.	421
8 NUEVO BANCO DE SANTA FE SOCIEDAD ANONIMA	319
9 HSBC BANK ARGENTINA S.A.	305
10 DEUTSCHE BANK S.A.	262
OTHERS	2,074

TOTAL	8,103

Source: Central Bank
(1) Public sector banks.
(2) From our consolidated financial statements.
As of December 31, 2009, our return annualized on average equity was 24.6% compared to the 23.3% for private-sector banks and 19.6% for the banking system as a whole.
There is a large concentration of branches in the Buenos Aires area, as shown by the following table. We have the most extensive private-sector branch network in Argentina, and a leading regional presence in eight provinces including Santa Fe, Córdoba, Río Negro, and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy, where we are the largest bank in terms of branches.

	As of December 31, 2009
	Banking System		Banco Macro
					Market Share
					(% share of
					total of
					branches in
		% of		% of	each
Province	Branches	Total	Branches	Total	province)
CITY OF BUENOS AIRES	774	19.2%	24	5.9%	3.1%
BUENOS AIRES (PROVINCE)	1,259	31.2%	52	12.7%	4.1%
CATAMARCA	22	0.5%	1	0.2%	4.5%
CHACO	61	1.5%	2	0.5%	3.3%
CHUBUT	90	2.2%	4	1.0%	4.4%
CORDOBA	402	10.0%	62	15.2%	15.4%
CORRIENTES	60	1.5%	3	0.7%	5.0%
ENTRE RIOS	119	2.9%	6	1.5%	5.0%
FORMOSA	18	0.4%	0	0.0%	0.0%
JUJUY	31	0.8%	15	3.7%	48.4%
LA PAMPA	103	2.6%	2	0.5%	1.9%
LA RIOJA	26	0.6%	2	0.5%	7.7%
MENDOZA	145	3.6%	13	3.2%	9.0%
MISIONES	64	1.6%	35	8.6%	54.7%
NEUQUÉN	64	1.6%	4	1.0%	6.3%
RIO NEGRO	66	1.6%	7	1.7%	10.6%
SALTA	52	1.3%	25	6.1%	48.1%
SAN JUAN	35	0.9%	1	0.2%	2.9%
SAN LUIS	44	1.1%	1	0.2%	2.3%
SANTA CRUZ	38	0.9%	2	0.5%	5.3%
SANTA FE	431	10.7%	116	28.4%	26.9%
SANTIAGO DEL ESTERO	51	1.3%	1	0.2%	2.0%
TIERRA DEL FUEGO	17	0.4%	2	0.5%	11.8%
TUCUMAN	63	1.6%	28	6.9%	44.4%

TOTAL	4,035	100.0%	408	100.0%	10.1%

Approximately 81% of the branches in the Argentine financial system are located outside the City of Buenos Aires; in our case, approximately 94% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 59% of the total amount of the system. We are second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 12%. The ranking is based on financial institutions with 50 or more branches and with presence in 15 or more provinces.

					Market
					Share of		Market
			Market	Branches	Branches		Share of	% of
	Number of	Total	Share of	in City of	in City of	Branches in	Branches in	Branches in
	Provinces	Number of	Branches in	Buenos	Buenos	the Rest of	Rest of	the Rest of
	Served	Branches	Argentina	Aires	Aires	Country	Country	Country
1 BANCO MACRO S.A. (2)	23	408	10%	24	3%	384	12%	94%

2 BANCO HIPOTECARIO	24	50	1%	4	1%	46	1%	92%

3 BANCO DE LA NACION ARGENTINA (1)	24	624	15%	63	8%	561	17%	90%
4 COMPAÑIA FINANCIERA ARGENTINA S.A.	18	59	1%	8	1%	51	2%	86%
5 BANCO CREDICOOP COOPERATIVO LIMITADO	20	246	6%	37	5%	209	6%	85%
6 BANCO PATAGONIA S.A.	24	137	3%	37	5%	100	3%	73%
7 BANCO SANTANDER RIO S.A.	21	261	6%	80	10%	181	6%	69%
8 BANCO DE GALICIA Y BUENOS AIRES S.A.	24	237	6%	77	10%	160	5%	68%
9 STANDARD BANK ARGENTINA S.A.	18	100	2%	33	4%	67	2%	67%
10 BBVA BANCO FRANCES	24	242	6%	82	11%	160	5%	66%
OTHER	24	1,671	41%	329	43%	1,342	41%	78%

TOTAL	24	4,035	100.0%	774	100.0%	3,261	100.0%	81%

Source: Central Bank

(1)	Public sector banks.

(2)	Includes the branches of Banco Macro and Banco del Tucumán.

Argentine Banking Regulation
Overview
Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. It is responsible for maintaining stability in the value of the domestic currency, establishing and implementing monetary policy and regulating the financial sector. It operates pursuant to its charter and the provisions of the Financial Institutions Law. Under the terms of its charter, the Central Bank must operate independently from the Argentine government.
Since 1977, banking activities in Argentina have been regulated primarily by the Financial Institutions Law, which empowers the Central Bank to regulate the financial sector. The Central Bank regulates and supervises the Argentine banking system through the Superintendencia de Entidades Financieras y Cambiarias, or the Superintendency of Financial and Exchange Entities, or the Superintendency. The Superintendency is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities, among other functions. These powers of the Central Bank include the authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses, and to authorize the establishment of branches of foreign financial institutions in Argentina and the extension of financial assistance to financial institutions in cases of temporary liquidity or solvency problems.
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
If the Central Bank’s rules are not complied with, various sanctions may be imposed by the Superintendency, depending on the level of infringement. These sanctions range from a notice of non-compliance to the imposition of fines or even the suspension or revocation of the financial entity’s operating license. Additionally, non-compliance with certain rules may result in the compulsory filing of specific adequacy or restructuring plans with the Central Bank. These plans must be approved by the Central Bank in order to permit the financial institution to remain in business.
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
Permitted activities and investments
The Financial Institutions Law governs any individuals and entities that are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services not specifically prohibited by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Financial Institutions Law and related Central Bank regulations. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in the over-the-counter market; (iii) make and receive loans; (iv) guarantee customers’ debts; (v); conduct transactions in foreign currency; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; and (ix) act as registrars of mortgage bonds. In addition, pursuant to the Financial Institutions Law and Central Bank Communication A 3086, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ meeting, or (ii) the Central Bank does not authorize the acquisition.
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

Operations and activities that banks are not permitted to perform
The Financial Institutions Law prohibits commercial banks from: (a) creating liens on their assets without prior approval from the Central Bank, (b) accepting their own shares as security, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered to other customers, and (d) carrying out commercial or industrial activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank regulations. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and in public services companies, if necessary to obtain those services.
LIQUIDITY AND SOLVENCY REQUIREMENTS
Minimum capital requirements
The Central Bank requires that financial institutions maintain minimum capital amounts measured as of each month’s closing, which are defined as a ratio of the counterparty risk and interest rate risk of the financial institution’s assets. Such requirement should be compared to the basic requirement, which is explained below, taking into account the one with the highest value. The basic requirement varies depending on the type of institution and the jurisdiction in which the relevant institution is registered, from Ps. 10 million to Ps. 25 million, for banks, and from Ps. 5 million to Ps. 10 million for other institutions.
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
Items to be deducted include, among others: (a) demand deposits maintained with foreign financial institutions that are not rated as “investment grade,” (b) negotiable instruments not held by the relevant financial institutions, except where the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear, Depository Trust Company or Deutsche Bank, New York, are in charge of their registration or custody, (c) securities issued by foreign governments whose risk rating is lower than that assigned to Argentine government securities, (d) subordinated debt instruments issued by other financial institutions, (e) equity interests in other Argentine or foreign financial institutions, (f) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded with the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale, (h) goodwill, (i) organization and development costs, and (j) any deficiency relating to the minimum loan loss provisions required by the Superintendency of Financial Institutions.
Requirements for subordinated debt to be computed as Tier 1 Capital
In general, debt securities can account for up to 25% of a financial institution’s Tier 1 capital. This percentage decreases over time to 15% by January 2013.
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
In accordance with current Central Bank regulations, financial institutions would not be permitted to pay interest or make other payments on Tier 1 capital debt securities in the event that, as provided in Communications “A” 4589 and “A” 4591 of the Central Bank or any successor regulations thereto, (a) they are subject to a liquidation procedure or the mandatory transfer of their assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) they are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003); (c) they are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; or (d) they are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).
Counterparty risk
The capital requirement for counterparty risk is defined as:
Cer = k* [a* Ais + c* Fsp + r* (Vrf + Vrani)] + INC + IP
The required capital to assets-at-risk ratio is 10% (“a”) for fixed assets (Ais) and 8% (“r”) for loans, other claims from financial intermediation and other financings. The same ratio (“c”) is applied to claims on the public sector loans (Fsp). The “INC” variable refers to incremental minimum capital requirements originated in excesses in other technical ratios (fixed assets, credit risk diversification and rating and limitations on transactions with related clients). The variable IP refers to the incremental originated in the general limit extension of the negative foreign currency net global position.
Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting
Cash and cash equivalents	0-20%
Government Bonds
With market risk capital requirements and Central Bank monetary control instruments including those registered as “available of sale” and “investment accounts”	0%
Other domestic bonds (without Central Government collateral)	100%
OECD Central Government bonds—rated AA or higher	20%
Loans
To the non-financial private sector With preferred collateral under the form of:
Cash, time deposit certificates issued by the creditor institution and given as security	0%
A guarantee by Reciprocal Guarantee Companies authorized by the Central Bank, export credit insurance, documentary credits	50%
Mortgages	50%-100%
Pledges	50%-100%
To the non-financial public sector	100%
To the financial sector
Public financial entities with the collection of federal taxes as collateral	50%
To foreign financial institutions or to financial institutions backed by them (rated AA or higher or investment grade)	0%-20%
Other credits from financial intermediation	0%-100%
Assets subject to financial leasing	50%-100%
Other assets	0%-100%
Guarantees and contingent liabilities	0%-100%

Minimum capital requirements also depend on the CAMELBIG ratings (1 strongest, 5 weakest) assigned by the Superintendence, which also determines the “k” value. This rating system complies with international standards and provides a broad definition of the performance, risks and perspectives of financial entities. Financial entities have to adjust their capital requirements according to the following “k” factors:

CAMELBIG Rating	K Factor
1	0.97
2	1.00
3	1.05
4	1.10
5	1.15
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
Minimum capital requirements measure the value at risk (“VaR”) or maximum potential loss due to interest risk rate increases, considering a 3 month horizon and with a confidence level of 99%.
When calculating the requirements, the cash flows of the financial entity’s transactions are assigned to different time bands taking into account their maturity. Financial entities with 1-3 CAMELBIG ratings may treat 50% of sight deposits as long-term maturities (in the case of financial entities with a 3 rating, the assigned maturity cannot exceed 3 years).
Contracts with variable interest rates based on a foreign index are treated as if they had fixed interest rates. The risk arising from liability contracts with variable rates based on a domestic index are considered up to the first rate adjustment date.
Market risk
Minimum capital requirements for market risks are added to previously measured requirements. Minimum capital requirements are computed as a function of the market risk of financial entities’ portfolios, measured as their VaR. The regulation covers only those assets usually traded in open markets and excludes those assets in investment accounts (the latter must meet counterpart and interest rate risk minimum capital requirements).
There are five categories of assets. Domestic assets are divided into equity and public bonds/Central Bank’s debt instruments, the latter being classified into two areas according to whether their modified duration is less than or more than 2.5. Foreign equity and foreign bonds make up another two categories, the latter also comprising two areas, defined as for domestic assets. The fifth category is comprised of foreign exchange positions, differentiated according to currency involved.
The overall capital requirement in relation to market risk is the sum of the five amounts of capital necessary to cover the risks arising from each category. Minimum capital requirements measure the market risk by calculating the VaR with a confidence level of 99%.
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
Operational Risk
The regulation on operational risk (OR) recognizes the management of OR as a comprehensive practice, separated from that of other risks given its importance. OR is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk.
Financial entities must establish a system for the management of OR that includes policies, processes, procedures and the structure for their adequate management.
Seven OR event types are defined, according to internationally accepted criteria:
•	internal fraud,

•	external fraud,

•	employment practices and workplace safety,

•	clients, products and business practices,

•	damage to physical assets,

•	business disruption and system failures, and

•	execution, delivery and process management.
A solid system for risk management must have a clear assignment of responsibilities in the organization of financial entities. Thus, the regulation describes the roles of each level of the organization for the management of the OR (Board of Directors and senior management — or similar- and business units of the Bank).
An “OR unit” is required, adjusted to the Bank’s size and sophistication and the nature and complexity of its products and processes, and the extent of the transaction. For small institutions, this unit may even consist of a single person. This unit may functionally respond to the senior management (or similar) or a functional level with risk management decision capacity that reports to that senior management.
An effective risk management will contribute to prevent future losses derived from operational events. Consequently, financial entities must manage the inherent OR in their products, activities, processes and systems. The OR management process comprises:
a)
Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections done according to the business strategies defined by the Bank. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, such as self-risk assessments, risk mapping and key risk indicators.

b)
Monitoring: an effective monitoring process is required, for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.

c)
Control and mitigation: financial entities must have an appropriate control system for ensuring compliance with a documented set of internal policies, which involves periodic reviews (at least annually) of control strategies and risk mitigation, and should adjust them if necessary.

The schedule for the complete implementation of the OR management system ended on December 2009.
The Central Bank has not established minimum capital requirements for operational risk yet. However, there is a proposed schedule for its implementation.
The determination of minimum capital requirements for operational risk complies with Basel II Accord and it enables entities to calculate the aforementioned requirements by applying basic or standardized approaches to calculation.
Minimum cash requirements
The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions.
Minimum cash requirements are applicable to demand and time deposits and other liabilities arising from financial intermediation denominated in pesos and foreign currency (including government and private securities), and any unused balances of advances in checking accounts under formal agreements not containing any clauses that permit the Bank to unilaterally and at its sole discretion revoke the possibility of using such balances.
Minimum cash reserve obligations exclude amounts owed to the Central Bank, to domestic financial institutions, to foreign banks (including their head offices, controlling domestic institutions and their branches) pursuant to facilities financing foreign trade transactions, and forward purchases and sales and demand obligations for money orders and transfers from abroad pending settlement and for overseas correspondent banking operations.
The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and in case of time deposits with a CER-adjustment provision, the amount accruing upon the adjustment rate known as CER is applied.
The minimum cash requirement is applied on the monthly average of the daily balances of the aforementioned liabilities at the end of each day during each calendar month, except for the period ranging from December of a year to February of the next, in which it shall be applied on a quarterly average. Such requirement shall be complied with on a separate basis for each currency in which the liabilities are denominated.
The table below shows the percentage rates that should be applied to determine the required minimum cash requirement:

		Rate (%)
	Rate (%)	(Foreign
Item	(pesos)	Currency)
1-Checking account deposits	19	—
2-Savings account deposits	19	20
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers”, “Salary payment,” special checking accounts for legal entities and social security savings accounts	19	20
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES (Government Social Security Agency) pending collection and immobilized reserve funds for liabilities covered by these regulations	19	20
5-Unused balances of advances in checking accounts under executed overdraft agreements	19	—
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	100
7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11 and 12 and 13 and 15 of this table:

(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365 days	—	2
(vi) More than 365 days	—	—
8-Liabilities due to foreign facilities (not executed by means of time deposits or debt securities)	—	—
9-Securities (including Negotiable Obligations)
a- Debt issued from 01/01/02, including restructured liabilities	—	—
(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365 days	—	2
(vi) More than 365 days	—	—
b- Others	—	—
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—	—
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	10
12-Deposits that constitute assets of a mutual fund	19	20
13-Special deposits related to inflows of funds. Decree 616/2005	—	100
14-Deposits and other liabilities in pesos (excluding the “Unemployment Fund for Construction Industry Workers”) which return is higher than the 15% of BADLAR rates average, corresponding to the preceding month	100	—
15-Time deposits in nominative, non-transferable peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	16	—

In addition to the above mentioned requirements, the following requirements must be observed: 100% reserve for any defect in the application of resources in foreign currency for the month in respect to which the calculation of the minimum cash requirement is made. See “Information on the Bank—The Argentine Banking System— Foreign Currency Lending Capacity”.
The minimum cash requirement must be set up in the same currency to which the requirement applies, and eligible items include the following:

(i)	Cash in treasury, cash in custody at other financial institutions and cash in transit and value carriers.

(ii)	Accounts maintained by financial institutions with the Central Bank in pesos.

(iii)	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

(iv)	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions.

(v)	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

(vi)
Special guarantee accounts maintained with the Central Bank for transactions involving “cheque cancelatorio” (a check similar to a cashier’s check that may be purchased from a bank to pay a third party).

(vii)	Special accounts maintained with the Central Bank opened by the ANSES (Argentine Social Security Administration).

(viii)	Special accounts maintained by financial institutions with the Central Bank in public securities and securities issued by the Central Bank.
Compliance on public bonds time deposits must be done with holdings marked to market and of the same type, only in terms of monthly status. Holdings must be deposited on special accounts at the Central Bank.
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
Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve are subject to a penalty equal to twice private bank’s BADLAR rate for deposits in pesos (published during the last business day of the period) for deficiencies in Argentine currency and to twice private bank’s BADLAR rate for deposits in U.S. dollars or twice the 30 day US LIBO rate for the last business day of the month (whichever is higher) for deficiencies in foreign currency.
Internal liquidity policies of financial institutions
The regulations designed to limit liquidity risk provide that financial institutions should adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic and market situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and/or assets.

Credit risk
The regulations on credit risk prescribe standards in order to reduce such risk without significantly eroding average profitability.
There are three types of ratios that limit a lender’s risk exposure, namely: risk concentration limits, limits on transactions with customers on the basis of the institution’s capital and credit limits on the basis of the customer’s net worth.
Risk concentration: means the aggregate amount of relevant transactions executed with companies, individuals or groups of companies—whether affiliated or not—where such transactions, measured for each one of such customers, are at any time equal to or higher than 10% of the institution’s RPC on the last day of the month prior to the relevant month. Total operations may not exceed, at any time:
•	three times the institution’s RPC for the previous month, without considering the operations involving local financial institutions (domestic or foreign headquarters or branches); or
•	five times the institution’s RPC for the previous month if operations involving local financial institutions are considered.
Diversification of risk: limitations are established for operations with clients, which may not exceed certain percentages applied on top of the institution’s RPC for the previous month. These percentages vary in function depending upon the type of client, the type of operation and the collateral involved. The regulation sets forth a number of transactions that are excluded from the credit risk diversification rules.
Degree of risk: In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth, although this basic margin may be increased to 200% provided it does not exceed 2.5% of the financial institution’s RPC and the increase is approved by the Board of Directors of the relevant financial institution.
Foreign exchange system
During the first quarter of 2002, the Argentine government established certain foreign exchange controls and restrictions.
On February 8, 2002, Decree No. 260 was issued, establishing as of February 11, 2002 a Local Foreign Exchange Market (“Mercado Único y Libre de Cambios”) system through which all transactions involving the exchange of foreign currency are to be traded at exchange rates to be freely agreed upon.
On such date, the Central Bank issued Communications “A” 3471 and “A” 3473, which stated that the sale and purchase of foreign currency can only be performed with entities authorized by the Central Bank to operate in foreign exchange. Item 4 of Central Bank Communication “A” 3471 stated that the sale of foreign currency in the local exchange market shall in all cases be against peso bills.
Since January 2, 2003, there have been further modifications to the restrictions imposed by the Central Bank. See Item 10.D — “Additional Information — Exchange Controls”.
Foreign currency lending capacity
The Regulations on the allocation of deposits in foreign currencies establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods —including temporary imports of commodities- that increase or are related to the production of goods to be exported; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above; (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity; and (i) interfinancing loans (any interfinancing loans granted with such resources must be identified).

The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.
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
The GEP ceiling is calculated every month and, therefore, updated the first business day of the month. Pursuant to the relevant reporting system regulations this ceiling is set at 15% of the amount equivalent in U.S. dollars to the computable equity at the end of the month immediately preceding the last month when filing with the Central Bank has already expired. It will be increased by an amount equivalent in U.S. dollars to 5% of the total amount traded by the institution on account of the purchases and sales of foreign currency in the calendar month prior to the immediately preceding month, and by 2% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody, recorded by the institution at the end of the calendar month prior to the immediately preceding month. If the ceiling does not exceed US$8.0 million, this figure will be considered its floor.
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
Foreign Currency Net Global Position
All assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) are included in the net global position (for ongoing and completed operations).
In addition, forward transactions under master agreements entered into in domestic self-regulated markets paid by settlement of the net amount without delivery of the underlying asset are also included. Deductible assets for determining RPC are excluded from the ratio.
Two ratios are considered in the Foreign Currency Net Global Position:
•
Negative foreign currency net global position (liabilities exceeding assets): as from January 1, 2007 (Communications “A” 4577 and 4598) the limit is 15%, but it can be extended up to 15 p.p. provided the entity records at the same time: a) medium and long-term financings in pesos to non-financial private sector (mid and long-term financings are those exceeding 4 years, weighting capital maturity without considering CER) under certain conditions for an amount equivalent to the increase of said limit; and b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the negative foreign currency net global position.

•	Positive net global position (assets exceeding liabilities): this limit cannot exceed the lesser of:
1.	30% of the Computable Net Worth.
2.	Own liquid funds (which refer to the RPC minus “fixed assets” and loans to related clients).
By Communication “A” 4350, the Central Bank suspended as of May 1, 2005 the limits for the positive net global position.
The excesses of these ratios are subject to a charge equal to the greater of twice the nominal interest rate of the U.S. dollar denominated LEBAC (Central Bank bill) or twice the 30-day U.S. dollar LIBO rate for the last business day of the month. Charges not paid when due are subject to the charge established for excesses, increased by 50%.
Fixed assets and other items
The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.
Such fixed assets and other items include the following:
•	Shares of local companies

•	Miscellaneous receivables

•	Property and equipment

•	Other assets

•	Organization and development expenses

•	Goodwill

•	Financings granted to related clients.

The calculation of such assets will be effected according to the month-end balances, net of depreciations, accumulated amortizations and allowances for loan losses.
Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.
Differences arising from the fulfillment of court injunctions “amparos” ordering the repayment of deposits in their original foreign currency was not computed for this ratio up to December 31st, 2008.
Debt classification and loan loss provisions
Credit portfolio
The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal and/or interest payments, in order to determine, taking into account any loan security, whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer and housing loans include housing loans, consumer loans, credit-card financings and other types of installment credits to individuals. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.750,000 the repayment of which is linked to the client’s projected cash flows are classified as commercial loans. Central Bank regulations allow financial institutions to apply the consumer and housing loan classification criteria to commercial loans of up to Ps.750,000, given with or without guarantees. If a customer has both kinds of loans (commercial and consumer and housing loans), the consumer and housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered at 50% of its face value.
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
Commercial loans classification
The principal criterion to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, which ability is mainly measured by such borrower’s projected cash flow. Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria
In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring Under observation	Borrowers that among other criteria are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts without timely corrective measures.

Subject to special monitoring Tracking under negotiation or with refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the Bank and therefore, formally state their intention to refinance such debts, no later than 60 days after being past due. The borrower must enter into a refinancing agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations became due. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the Bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the Bank.

Irrecoverable according to Central Bank’s rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which SEDESA is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer and housing loans classification
The principal criterion applied to loans in the consumer and housing portfolio is the length of its duration. Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90, calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans having payment obligations overdue for more than 180 calendar days and up to one year or if it is subject to judicial or out-of-court bankruptcy proceedings.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s rules	Same criteria as for commercial loans in the “Irrecoverable according to Central Bank’s rules” category.
Minimum credit provisions
The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

	With Preferred	Without Preferred
Category	Guarantees	Guarantees
“In normal situation” and “Performing”	1%	1%
“In observation” and “Low risk”	3%	5%
“In negotiation or with rollover agreement”	6%	12%
“Troubled” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable by according to Central Bank’s rule”	100%	100%
The Superintendence may require additional provisioning if it determines that the current level is inadequate.
Financial institutions are entitled to record allowances for loan losses in amounts larger than those required by the Central Bank Rules. In such cases and despite the existence of certain exceptions, recording a larger allowance for a commercial loan, to the extent the recorded allowance amount falls into the next credit portfolio category set forth by Central Bank Rules, shall automatically result in the corresponding debtor being recategorized accordingly.
Minimum frequency for classification review
We are required to classify loans at least once a year in accordance with the Central Bank Rules. Nevertheless, a quarterly review is required for credits that amount to 5% or more of our RPC and mid-year review for credits that amount to the lower of: (i) Ps.2 million or (ii) range between 1% and 5% of our RPC. In addition, we have to review the rating assigned to a debtor when another financial institution reduces the debtor classification in the “Credit Information Database” and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the “Credit Information Database” and the lower classification awarded by at least two other banks and total lending from such banks account for 40% or more of the total informed; if there is a greater discrepancy, the Bank will be required to reclassify the debtor.

Allowances for loan losses
The allowance for loan losses is maintained in accordance with applicable regulatory requirements of the Central Bank. Increases in the allowance are based on the level of growth of the loan portfolio, as well as on the deterioration of the quality of existing loans, while decreases in the allowance are based on regulations requiring the charge-off of non-performing loans classified as “irrecoverable” after a certain period of time and on decisions of the management to charge off non-performing loans evidencing a very low probability of recovery.
Priority rights of depositors
Under Section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank, depositors have a general and absolute priority right to collect their claims over all other creditors, except claims secured by pledges or mortgages and certain employee liens. Additionally, the holders of any type of deposit have a special priority right over all other creditors of the Bank, except certain employee creditors, to be paid out of (i) any funds of the branch that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the Bank existing as of the date on which the Bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant to Section 35 of the Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the Bank and which directly affect international commerce.
Mandatory deposit insurance system
Law No. 24,485, as amended by Law No. 25,089 and Decree No. 540, passed on April 12, 1995, created a Deposit Insurance System, or SSGD, which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank.
The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or FGD, managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, or Deposit Insurance Corporation, or SEDESA. The shareholders of SEDESA are the federal government and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank regulations. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication “A” 3068, dated January 28, 2000.
The SSGD covers deposits made by individuals and legal entities in Argentine pesos or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.30,000.
Effective payment on this guarantee will be made within 30 business days after revocation of the license of the financial institution in which the funds are held; such payment is subject to the exercise of the depositor’s priority rights.
In view of the circumstances affecting the financial system, Decree No. 214/2002 provided that SEDESA may issue registered securities for the purpose of offering them to depositors in payment of the guarantee in the event it should not have sufficient funds available.
The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits benefiting from some incentive (e.g., car raffles) in addition to the agreed upon interest rate, and (vi) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits and demand deposit account balances and available amounts from overdue deposits or closed accounts.
Capital markets
Commercial banks are authorized to subscribe and sell shares and debt securities. At present, there are no statutory limitations as to the amount of securities a bank may undertake to subscribe. However, under Central Bank regulations, underwriting of debt securities by a bank would be treated as “financial assistance” and, accordingly, until the securities are sold to third parties, such underwriting would be subject to limitations.
In 1990, the Buenos Aires securities market authorized firms organized as brokerage houses, or sociedades de bolsa, to operate as brokers on the BCBA in addition to individual stockbrokers. There are currently no restrictions on ownership of a sociedad de bolsa by a commercial bank, and, in fact, most of the principal commercial banks operating in Argentina have established their own sociedad de bolsa. All brokers, whether individuals or firms, are required to own at least one share of the Mercado de Valores S.A. (“MERVAL”) to be allowed to operate as brokers on the BCBA.
An agreement between the BCBA and representatives of the Mercado Abierto Electrónico (“MAE”) dealers provides that trading in shares and other equity securities will be conducted exclusively on the BCBA and that all debt securities listed on the BCBA may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.
Commercial banks may operate as both managers and custodians of Argentine fondos comunes de inversión or mutual funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.

Financial institutions in economic difficulties
The Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels or, in the judgment of the Central Bank, with impaired solvency or liquidity, must prepare a plan de regularización y saneamiento, or a restructuring plan. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. The Central Bank can appoint an interventor, or comptroller, to the financial institution and restrict the distribution of dividends. In addition, to help ensure the feasibility of the plan, the Central Bank is empowered to grant a temporary exemption from compliance with technical regulations and/or payment of any fines that may arise from such non-compliance. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.
Dissolution and liquidation of financial institutions
As provided in the Financial Institutions Law, the Central Bank must be notified of any decision adopted by a financial institution’s legal or corporate authorities concerning its dissolution. The Central Bank, in turn, must then notify such decision to a competent court, which would then determine who will liquidate the entity: the corporate authorities or an independent liquidator appointed for the purpose. The court’s decision will be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.
Pursuant to the Financial Institutions Law, the Central Bank no longer acts as liquidator of financial institutions. However, if a restructuring plan has failed or is not deemed feasible, or violations of local laws and regulations have been incurred, or significant changes have occurred in the institution’s condition since the original authorization was granted, then the Central Bank may revoke a bank’s license to operate as a financial institution. In this event, the law allows for judicial or extrajudicial liquidation. During the liquidation process and once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy or a petition in bankruptcy may be filed by any creditor of the Bank after a period of 60 calendar days has elapsed since the license was revoked.
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
Law 26,268 on “Terrorist Criminal Associations and Financing of Terrorism” promulgated on July 4, 2007, amended Law 25,246 on “Concealment and Laundering of Proceeds of Crime”, and established the duties and powers of the FIU as well as severe penalties for anyone participating in any such criminal activities.
The Central Bank regulation requires banks to take certain minimum precautions to prevent money laundering. Each institution must appoint a senior management officer as the person responsible for money laundering prevention in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority. In addition, this officer, or other person reporting to the general manager, the Board of Directors, or equivalent authority, will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in the Bank and its subsidiaries.
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
C. Organizational Structure
Subsidiaries
We have five subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we provide primarily private banking services; (iii) Macro Securities S.A. Sociedad de Bolsa, which is a member of the BCBA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Sud Inversiones & Análisis S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I.S.A., an asset management subsidiary.

Banco Macro S.A.’s
direct and indirect equity interest
Percentage of
Subsidiary	Capital Stock and possible votes

Banco del Tucumán S.A. (1)	89.932%

Macro Bank Limited (2)(3)	99.999%

Macro Securities S.A. Sociedad de Bolsa (1)	99.921%

Sud Inversiones & Análisis S.A. (1)	98.605%

Macro Fondos S.G.F.C.I. S.A. (1)	99.936%

(1)	Country of residence: Argentina

(2)	Country of residence: Bahamas

(3)	Consolidates with Sud Asesores (ROU) S.A. (100% of capital stock and voting rights)
D. Property, plants and equipment
Property
We own 23,226 square meters of office space at Sarmiento 341-355, 401-447 and 731-735, in Buenos Aires, Argentina, where the headquarters for our management, accounting, administrative and investor relations personnel are located. As of December 31, 2009 our branch network consisted of 408 branches in Argentina, of which 182 are leased properties.
Selected Statistical Information
The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as item 5- “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 35 to the Consolidated Financial Statements for the three years ended on December 31, 2009 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities
The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2007, 2008 and 2009.

	Years Ended December 31,
	2007 (1)			2008 (1)			2009
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

ASSETS
Interest-earning assets
Government securities (2)
Pesos	3,923,881	421,477	10.74%	4,346,565	540,302	12.43%	5,124,739	785,628	15.33%
Dollars	181,080	15,598	8.61%	215,732	(5,785)	(2.68%)	486,811	420,898	86.46%

Total	4,104,961	437,075	10.65%	4,562,297	534,517	11.72%	5,611,550	1,206,526	21.50%

Loans
Private and financial Sector
Pesos	6,162,786	1,041,645	16.90%	8,552,950	1,786,608	20.89%	8,633,930	2,008,428	23.26%
Dollars	1,228,829	78,815	6.41%	1,821,403	143,916	7.90%	2,225,961	189,730	8.52%

Total	7,391,615	1,120,460	15.16%	10,374,353	1,930,524	18.61%	10,859,891	2,198,158	20.24%

Public Sector
Pesos	767,970	51,575	6.72%	755,364	38,058	5.04%	302,441	24,197	8.00%

Total	767, 970	51,575	6.72%	755,364	38,058	5.04%	302,441	24,197	8.00%

Deposits with the Central Bank
Pesos	1,377,853	10,908	0.79%	1,677,710	9,386	0.56%	—	—	0.00%
Dollars	568,821	7,474	1.31%	598,344	4,998	0.84%	—	—	0.00%

Total	1,946,674	18,382	0.94%	2,276,054	14,384	0.63%	—	—	0.00%

Other assets
Pesos	1,289,250	138,041	10.71%	1,078,256	174,081	16.14%	1,075,212	194,537	18.09%
Dollars	417,109	23,663	5.67%	539,237	46,871	8.69%	1,118,378	87,515	7.83%

Total	1,706,359	161,704	9.48%	1,617,493	220,952	13.66%	2,193,590	282,052	12.86%

Total interest-earning assets
Pesos	13,521,740	1,663,646	12.30%	16,410,845	2,548,435	15.53%	15,136,322	3,012,790	19.90%
Dollars	2,395,839	125,550	5.24%	3,174,716	190,000	5.98%	3,831,150	698,143	18.22%

Total	15,917,579	1,789,196	11.24%	19,585,561	2,738,435	13.98%	18,967,472	3,710,933	19.56%

Non interest-earning assets
Cash and due from banks
Pesos	404,796	—		539,344	—		687,021	—
Dollars	455,163	—		286,879	—		513,818	—
Euros	14,590	—		8,589	—		11,312	—
Other	2,002	—		1,405	—		1,045	—

Total	876,551			836,217			1,213,196	—

Investments in other companies
Pesos	14,529	—		16,911	—		9,755	—
Dollars	1,552	—		1,275	—		1,015	—

Total	16,081	—		18,186	—		10,770	—

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	771,073	—		801,674	—		763,325	—

Total	771,073	—		801,674	—		763,325	—

Allowance for loan losses
Pesos	(174,992)	—		(203,344)	—		(367,163)	—
Dollars	(27,271)	—		(39,776)	—		(59,278)	—

Total	(202,263)	—		(243,120)	—		(426,441)	—

	Years Ended December 31,
	2007 (1)			2008 (1)			2009
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)

Other assets
Pesos	271,428	—		578,682	—		1,942,877	—
Dollars	41,280	—		288,686	—		1,492,830	—
Euros	40	—		66	—		38	—

Total	312,748	—		867,434	—		3,435,745	—

Total non interest-earning assets
Pesos	1,286,834	—		1,733,267	—		3,035,815	—
Dollars	470,724	—		537,064	—		1,948,385	—
Euros	14,630	—		8,655	—		11,350	—
Other	2,002	—		1,405	—		1,045	—

Total	1,774,190	—		2,280,391	—		4,996,595	—

TOTAL ASSETS
Pesos	14,808,574	—		18,144,112	—		18,172,137	—
Dollars	2,866,563	—		3,711,780	—		5,779,535	—
Euros	14,630	—		8,655	—		11,350	—
Other	2,002	—		1,405	—		1,045	—

Total	17,691,769	—		21,865,952	—		23,964,067	—

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,486,927	27,313	1.10%	2,822,961	29,508	1.05%	2,842,075	31,500	1.11%
Dollars	378,907	3,070	0.81%	451,892	2,734	0.61%	863,593	2,017	0.23%

Total	2,865,834	30,383	1.06%	3,274,853	32,242	0.98%	3,705,668	33,517	0.90%

Time deposits
Pesos	4,589,993	421,823	9.19%	6,556,086	873,787	13.33%	7,446,052	1,079,924	14.50%
Dollars	1,437,841	47,923	3.33%	1,717,511	63,970	3.72%	2,648,975	68,260	2.58%

Total	6,027,834	469,746	7.79%	8,273,597	937,757	11.33%	10,095,027	1,148,184	11.37%

Borrowing from the Central Bank
Pesos	370,182	37,344	10.09%	330,532	33,713	10.20%	31,942	1,856	5,81%

Total	370,182	37,344	10.09%	330,532	33,713	10.20%	31,942	1,856	5.81%

Borrowings from other financial institutions
Pesos	223,845	20,394	9.11%	121,897	11,847	9.72%	99,791	9,269	9.29%
Dollars	202,259	13,967	6.91%	287,667	19,539	6.79%	217,477	17,190	7.90%

Total	426,104	34,361	8.06%	409,564	31,386	7.66%	317,268	26,459	8.34%

Corporate Bonds
Pesos	178,101	19,082	10.71%	309,263	34,055	11.01%	238,250	25,631	10.76%
Dollars	918,054	86,444	9.42%	915,000	83,911	9.17%	965,017	89,439	9.27%

Total	1,096,155	105,526	9.63%	1,224,263	117,966	9.64%	1,203,267	115,070	9.56%

Other liabilities
Pesos	412,865	21,096	5.11%	450,926	29,528	6.55%	72,774	2,911	4.00%
Dollars	217,335	2,470	1.14%	31,530	3,183	10.10%	—	—	0.00%

Total	630,200	23,566	3.74%	482,456	32,711	6.78%	72,774	2,911	4.00%

Total Interest-bearing liabilities
Pesos	8,261,913	547,052	6.62%	10,591,665	1,012,438	9.56%	10,730,884	1,151,091	10.73%
Dollars	3,154,396	153,874	4.88%	3,403,600	173,337	5.09%	4,695,062	176,906	3.77%

Total	11,416,309	700,926	6.14%	13,995,265	1,185,775	8.47%	15,425,946	1,327,997	8.61%

Non-interest bearing liabilities and Shareholders’ equity
Demand deposits
Pesos	3,069,049	—		3,665,895	—		3,930,465	—
Dollars	6,680	—		8,059	—		17,092	—

Total	3,075,729	—		3,673,954	—		3,947,557	—

	Years Ended December 31,
	2007 (1)			2008 (1)			2009
		Interest	Average		Interest	Average		Interest	Average
	Average	Earned/	Nominal	Average	Earned/	Nominal	Average	Earned/	Nominal
	Balance	(Paid)	Rate	Balance	(Paid)	Rate	Balance	(Paid)	Rate
	(in thousands of pesos, except percentages)
Other liabilities
Pesos	511,872	—		906,424	—		1,041,313	—
Dollars	185,904	—		490,452	—		464,579	—
Euros	6,045	—		6,916	—		10,944	—
Other	130	—		75	—		61	—

Total	703,951	—		1,403,867	—		1,516,897	—

Minority Interest
Pesos	34,112	—		14,294	—		17,931	—

Total	34,112	—		14,294	—		17,931	—

Shareholders’ equity
Pesos	2,461,668	—		2,778,572	—		3,055,736	—

Total	2,461,668	—		2,778,572	—		3,055,736	—

Total non-interest bearing liabilities and shareholders’ equity
Pesos	6,076,701	—		7,365,185	—		8,045,445	—
Dollars	192,584	—		498,511	—		481,671	—
Euros	6,045	—		6,916	—		10,944	—
Other	130	—		75	—		61	—

Total	6,275,460	—		7,870,687	—		8,538,121	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	14,338,614	—		17,956,850	—		18,776,329	—
Dollars	3,346,980	—		3,902,111	—		5,176,733	—
Euros	6,045	—		6,916	—		10,944	—
Other	130	—		75	—		61	—

Total	17,691,769	—		21,865,952	—		23,964,067	—

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2009.

(2)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.
Changes in interest income and interest expense; volume and rate analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006; for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007; and for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008.

	December 2007/December 2006			December 2008/December 2007			December 2009/December 2008
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Changes in			Changes in			Changes in
			Net			Net			Net
	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	160,606	(23,250)	137,356	52,542	66,283	118,825	119,295	126,031	245,326
Dollars	(4,293)	29,862	25,569	(929)	(20,454)	(21,383)	234,376	192,307	426,683

Total	156,313	6,612	162,925	51,613	45,829	97,442	353,671	318,338	672,009

Loans
Private and financial sector
Pesos	399,688	65,714	465,402	499,276	245,687	744,963	18,838	202,982	221,820
Dollars	32,921	6,690	39,611	46,822	18,279	65,101	34,483	11,331	45,814

Total	432,609	72,404	505,013	546,098	263,966	810,064	53,321	214,313	267,634

Public sector
Pesos	4,905	(46,757)	(41,852)	(635)	(12,882)	(13,517)	(36,236)	22,375	(13,861)
Dollars

Total	4,905	(46,757)	(41,852)	(635)	(12,882)	(13,517)	(36,236)	22,375	(13,861)

	December 2007/December 2006			December 2008/December 2007			December 2009/December 2008
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Changes in			Changes in			Changes in
			Net			Net			Net
	Volume	Rate	Change	Volume	Rate	Change	Volume	Rate	Change
	(in thousands of pesos)
Deposits with the Central Bank
Pesos	5,100	2,983	8,083	1,678	(3,200)	(1,522)	—	(9,386)	(9,386)
Dollars	1,676	(1,763)	(87)	247	(2,723)	(2,476)	—	(4,998)	(4,998)

Total	6,776	1,220	7,996	1,925	(5,923)	(3,998)	—	(14,384)	(14,384)

Other assets
Pesos	25,036	17,068	42,104	(34,064)	70,104	36,040	(551)	21,007	20,456
Dollars	(3,504)	6,575	3,071	10,615	12,593	23,208	45,319	(4,675)	40,644

Total	21,532	23,643	45,175	(23,449)	82,697	59,248	44,768	16,332	61,100

Total interest-earning assets
Pesos	595,335	15,758	611,093	518,797	365,992	884,789	101,346	363,009	464,335
Dollars	26,800	41,364	68,164	56,755	7,695	64,450	314,178	193,965	508,143

Total	622,135	57,122	679,257	575,552	373,687	949,239	415,524	556,974	972,498

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	3,681	(50)	3,631	3,513	(1,318)	2,195	212	1,780	1,992
Dollars	176	206	382	442	(778)	(336)	962	(1,679)	(717)

Total	3,857	156	4,013	3,955	(2,096)	1,859	1,174	101	1,275

Time deposits
Pesos	140,958	27,938	168,896	262,038	189,926	451,964	129,075	77,062	206,137
Dollars	8,254	8,502	16,756	10,417	5,630	16,047	24,002	(19,712)	4,290

Total	149,212	36,440	185,652	272,455	195,556	468,011	153,077	57,350	210,427

Borrowings from the Central Bank
Pesos	6,565	18,356	24,921	(4,044)	413	(3,631)	(17,350)	(14,507)	(31,857)
Dollars	—	—	—	—	—	—

Total	6,565	18,356	24,921	(4,044)	413	(3,631)	(17,350)	(14,507)	(31,857)

Borrowings from other financial institutions
Pesos	11,292	792	12,084	(9,908)	1,361	(8,547)	(2.053)	(525)	(2,578)
Dollars	3,680	(9,676)	(5,996)	5,801	(229)	5,572	(5,548)	3,199	(2,349)

Total	14,972	(8,884)	6,088	(4,107)	1,132	(2,975)	(7,601)	2,674	(4,927)

Corporate Bonds
Pesos	18,403	(336)	18,067	14,443	530	14,973	(7,640)	(784)	(8,424)
Dollars	82,785	2,047	84,832	(280)	(2,253)	(2,533)	4,636	892	5,528

Total	101,188	1,711	102,899	14,163	(1,723)	12,440	(3,004)	108	(2,896)

Other liabilities
Pesos	15,331	268	15,599	2,492	5,940	8,432	(15,126)	(11,491)	(26,617)
Dollars	269	3,228	3,497	(18,757)	19,470	713		(3,183)	(3,183)

Total	15,600	3,496	19,096	(16,265)	25,410	9,145	(15,126)	(14,674)	(29,800)

Total interest-bearing liabilities
Pesos	196,230	46,968	243,198	268,534	196,852	465,386	87,118	51,535	138,653
Dollars	95,164	4,307	99,471	(2,377)	21,840	19,463	24,052	(20,483)	3,569

Total	291,394	51,275	342,669	266,157	218,692	484,849	111,170	31,052	142,222

Interest-earning assets: net interest margin and spread
The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2007	2008	2009
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	13,521,740	16,410,845	15,136,322
Dollars	2,395,839	3,174,716	3,831,150

Total	15,917,579	19,585,561	18,967,472

Net interest income (1)
Pesos	1,116,594	1,535,997	1,861,699
Dollars	(28,324)	16,663	521,237

Total	1,088,270	1,552,660	2,382,936

Net interest margin (2)
Pesos	8.26%	9.36%	12.30%
Dollars	(1.18)%	0.52%	13.61%
Weighted average rate	6.85%	7.93%	12.56%
Yield spread nominal basis (3)
Pesos	5.68%	5.97%	9.18%
Dollars	0.42%	0.90%	14.45%
Weighted average rate	5.12%	5.51%	10.96%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government securities and from foreign exchange transactions are included in interest.

(2)	Net interest income (including income from government and private securities) divided by average interest-earning assets.

(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.
Investment portfolio: government and private securities
We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2007, 2008 and 2009. Securities are stated before deduction of allowances.

	As of December 31,
	2007	2008	2009
	(in thousands of pesos)
Government Securities
In Pesos:
Holdings in Special Investment Accounts
Federal Government bonds at 2% — Maturity 2014	—	3,582	222,169
Federal Government bonds at Badlar + 2.75 — Maturity 2014	—	—	191,384
Secured bonds Decree No. 1,579/02 — Maturity 2018	—	23,769	178,979
Discount bonds at 5.83% — Maturity 2033	—	22,201	18,207
Consolidation bonds. Sixth series — Maturity 2024	—	4,122	5,350
Consolidation bonds of social security payable at 2% — Maturity 2010 and 2014	—	83,847	—

Subtotal Holdings in Special Investment Accounts	—	137,521	616,089

Holdings for Trading or Financial Intermediation
Discount bonds at 5.83% — Maturity 2033	18,746	209,277	9,752
Consolidation bonds of social security payable at 2% — Maturity 2014	15,458	1,324	7,525
Federal Government Bonds at 2% — Maturity 2014	13,840	—	6,579
Federal Government bonds at Badlar + 2.75% — Maturity 2014	—	—	1,464
Secured bonds Decree 1,579/02 at 2% — Maturity 2018	38,299	652	1,433
Federal Government bonds at Badlar + 300 Pbs — Maturity 2015	—	—	1,064
Consolidation bonds at 2% — Maturity 2016	4,663	1,523	599
Others	66,509	9,595	1,501

Subtotal Holdings for Trading or Financial Intermediation	157,515	222,371	29,917

	As of December 31,
	2007	2008	2009
	(in thousands of pesos)
Unlisted Government Securities
Argentine Government bonds at Badlar + 3.50% — Maturity 2013	—	51,864	44,541
Federal Government bonds at variable rate — Maturity 2013	11,987	10,385	9,738
Province of Tucuman bonds at 2% — Maturity 2018	—	2,290	1,984
Consolidation bonds at 2% — Maturity 2010	—	—	199
Others	52	—	7

Subtotal Unlisted Government Securities	12,039	64,539	56,469

Instruments Issued by The Central Bank
Listed Central Bank bills and notes (Lebacs/Nobacs)	3,478,246	772,496	264,485
Unlisted Central Bank bills and notes (Lebacs/Nobacs)	—	3,066,415	4,385,936

Subtotal Instruments Issued by Central Bank	3,478,246	3,838,911	4,650,421

Total Government Securities in pesos	3,647,800	4,263,342	5,352,896

In Foreign Currency:
Holdings in Special Investment Accounts
Argentine Government bonds at 7% — Maturity 2015	—	49,590	38,881
Federal Government bonds at Libor — Maturity 2012 and 2013		236,110	2,346
Par Bonds at variable rate — Maturity 2038 (governed by Argentine legislation)	—	1,450	1,594
Par bonds at variable rate — Maturity 2038 (governed by New York State legislation)	—	382	461
Argentine Government bonds at 7% — Maturity 2017	—	23,252	—

Subtotal Holdings in Special Investment Accounts	—	310,784	43,282

Holding for Trading or Financial Intermediation
Argentine Government bonds at 7% — Maturity 2017	45,954	1,633	1,046,220
Treasury Bills — Maturity 2010	—	—	379,666
Federal Government bonds al Libor — Maturity 2012	140,870	96,415	52,874
Argentine Government bonds at 7% — Maturity 2015	—	9,627	1,544
Others	14,060	14,421	850

Subtotal Holding for Trading or Financial Intermediation	200,884	122,096	1,481,154

Unlisted Government Securities
Province of Cordoba debt securities at 12% — Maturity 2017	—	—	19,160
Province of Tucuman bonds at Libor — Maturity 2015	8,112	5,419	3,820

Subtotal Unlisted Government Securities	8,112	5,419	22,980

Total Government Securities in foreign currency	208,996	438,299	1,547,416

Total Government Securities	3,856,796	4,701,641	6,900,312

Investments in Listed Private Securities
In Pesos:
Mutual Funds	11,617	5,544	31,469
Shares	2,971	378	—
Other	—	1	1
In Foreign Currency:
Corporate Bonds	23,595	63,629	43,047
Mutual Funds	19,690	8,133	6,359
Commercial Papers	30,402	—	—
Shares	5,681	—	—

Total Private Securities	93,956	77,685	80,876

Total Government and Private Securities	3,950,752	4,779,326	6,981,188

Investments in Unlisted Private Securities
In Pesos:
Corporate Bonds (2) (3)	190	22,390	9,099
Certificates of Participation in Financial Trusts (1)	438,331	304,660	343,070
Debt Securities in Financial Trusts	77,030	185,381	123,862

In Foreign Currency:
Corporate Bonds (2) (3)	44,067	60,104	71,647
Certificates of Participation in Financial Trusts (1)	33,611	33,149	47,094

Debt Securities in Financial Trust	—	41,766	82,925

Total Investments in Unlisted Private Securities	593,229	647,450	677,697

Total	4,543,981	5,426,776	7,658,885

(1)	The Bank booked allowances for impairment in value amounting to 224,193; 223,893 and 203,797 as of December 31, 2009, 2008 and 2007, respectively.

(2)	The Bank booked allowances for impairment in value amounting to 1,017, 4,637 and 321 as of December 31, 2009, 2008 and 2007, respectively.

(3)	Includes Repurchased Corporate Bonds by Ps. 9,051 and US$ 20,054 as of December 31, 2008.

Remaining maturity of government and private securities
The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2009 in accordance with issuance terms (before allowances). We assume that those securities in default will expire after the coming ten years.

	Maturing
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
In Pesos:
Holding in Special Investment accounts
Federal Government bonds at 2% — Maturity 2014	—	222,169	—	—	—	222,169
Federal Government at Badlar + 2.75% — Maturity 2014	—	191,384	—	—	—	191,384
Secured bonds Decree 1,579/02 at 2% — Maturity 2018	15,847	75,973	87,159	—	—	178,979
Discount bonds denominated at 5.83% — Maturity 2033	—	—	—	18,207	—	18,207
Consolidation bonds at 2% — Sixth series — Maturity 2024	—	400	2,664	2,286	—	5,350
Holding for Trading or Financial Intermediation						—
Discount bonds denominated at 5.83% — Maturity 2033	—	—	—	9,752	—	9,752
Consolidation bonds of social security payable at 2% — Maturity 2014	1,701	5,824	—	—	—	7,525
Federal Government bonds at 2% — Maturity 2014	—	6,579	—	—	—	6,579
Federal Government bonds at Badlar +2.75% — Maturity 2014	—	1,464	—	—	—	1,464
Secured bonds Decree 1,579/02 at 2% — Maturity 2018	127	608	698	—	—	1,433
Federal government bonds at Badlar + 300Pbs — Maturity 2015	—	709	355	—	—	1,064
Consolidation bonds at 2% — Maturity 2016	100	399	100	—	—	599
Others	297	220	191	793	—	1,501
Unlisted Government Securities
Argentine Government bonds at Badlar +3.50% — Maturity 2013	—	44,541	—	—	—	44,541
Federal Government bonds at variable rate — Maturity 2013	2,434	7,304	—	—	—	9,738
Province of Tucuman bonds at 2% — Maturity 2018	176	842	966	—	—	1,984
Consolidation bonds at 2% — Maturity 2010	199	—	—	—	—	199
Others	1	5	1	—	—	7
Instruments Issued by the Central Bank (1)
Listed Central Bank External bills and notes (Lebacs/Nobacs)	264,485	—	—	—	—	264,485
Unlisted Central Bank External bills and notes (Lebacs/Nobacs)	4,371,284	14,652	—	—	—	4,385,936

Total Government securities in pesos	4,656,651	573,073	92,134	31,038	—	5,352,896

In Foreign Currency:
Holding in Special Investment Accounts
Argentine Government bonds at 7%- Maturity 2015	—	—	38,881	—	—	38,881
Federal Government bonds at Libor — Maturity 2012 and 2013	735	1,611	—	—	—	2,346
Par bonds at variable rate- Maturity 2038 (governed by Argentine legislation)	—	—	—	1,594	—	1,594
Par bonds at variable rate -Maturity 2038 (governed by New York legislation)	—	—	—	461	—	461

Holding for Trading or Financial Intermediation
Argentine Government bonds at 7% — Maturity 2017	—	—	1,046,220	—	—	1,046,220
Treasury Bills — Maturity 2010	379,666	—	—	—	—	379,666
Federal Government bonds at Libor — Maturity 2012	17,625	35,249	—	—	—	52,874
Federal Government bonds at 7% — Maturity 2015	—	—	1,544	—	—	1,544
Others	86	639	—	125	—	850

	Maturing
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
Unlisted Government Securities
Province of Cordoba debt securities at 12% — Maturity 2017	2,395	9,580	7,185	—	—	19,160
Province of Tucuman bonds at Libor — Maturity 2015	637	2,546	637	—	—	3,820

Total Government securities in foreign currency	401,144	49,625	1,094,467	2,180	—	1,547,416

Total Government securities	5,057,795	622,698	1,186,601	33,218	—	6,900,312

Private Securities

Investments in listed private securities
In Pesos:
Mutual Funds	31,469	—	—	—	—	31,469
Others	1					1
In foreign currency:
Corporate bonds	34,452	1,240	7,355	—	—	43,047
Mutual Funds	6,359	—	—	—	—	6,359

Investments in unlisted private securities
In Pesos:
Corporate Bonds (3)	2,967	5,942	—	—	190	9,099
Certificates of Participation in Financial Trusts (2)	2,243	29,056	—	10,591	301,180	343,070
Debt Securities in Financial Trusts	92,292	20,323	11,247	—	—	123,862
In foreign currency:
Corporate Bonds (3)	45,845	25,802	—	—	—	71,647
Certificates of Participation in Financial Trusts (2)	—	47,094	—	—	—	47,094
Debt Securities in Financial Trust	82,925	—	—	—	—	82,925

Total Private securities	298,553	129,457	18,602	10,591	301,370	758,573

(1)
As of December 31, 2009, “Instruments Issued by the Central Bank” includes Ps. 973,763 to fall due in 30 days, Ps. 466,005 to fall due in 60 days, Ps. 1,020,002 to fall due in 90 days, Ps. 2,175,999 to fall due from 120 to 180 days and Ps. 14,652 to fall due after 360 days.

(2)	The Bank booked allowances for impairment in value amounting to 224,193 as of December 31, 2009.

(3)	The Bank booked allowances for impairment in value amounting to 1,017 as of December 31, 2009.
Loan portfolio
The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2007, 2008 and 2009.

	As of December 31,
	2007	2008	2009
	(in thousands of pesos)
To the non-financial government sector	732,481	744,507	206,484
To the financial sector (1)	161,702	80,423	90,916
To the non-financial private sector and foreign residents
Overdrafts (2)	1,375,075	1,556,433	1,436,292
Documents (3)	1,213,669	1,348,585	1,412,551
Mortgages loans	619,781	738,592	746,762
Pledged loans (4)	347,989	339,895	262,508
Consumer loans (5)	3,929,579	4,675,543	4,956,690
Other loans	1,718,978	2,071,927	2,271,756
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	153,902	195,026	182,168
Less: Unposted payments	(69)	(29)	(29)
Less: Unearned discounts	(23,248)	(32,596)	(21,246)
Less: Allowances	(220,422)	(438,348)	(448,045)

Total Loans	10,009,417	11,279,958	11,096,807

(1)	Includes loans to financial institutions.

(2)	Overdrafts include overdraft lines of credit resulting from checking accounts.

(3)
Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.

(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligator is part of the non-financial private sector.

(5)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan portfolio
The following table analyzes our loan portfolio as of December 31, 2009 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
			After
			1 Year but
	Amount as of	Within	Within	After
	December 31, 2009	1 Year	5 Years	5 Years
	(in thousands of pesos, except percentages)
To the non-financial government sector	206,484	15,285	2,573	188,626
To the financial sector (1)	90,916	90,899	17	—
To the non-financial private sector and foreign residents
Overdrafts (2)	1,462,536	1,461,702	834	—
Documents (3)	1,423,792	1,383,480	39,642	670
Mortgages loans	767,438	247,772	334,627	185,039
Pledged loans (4)	273,175	149,878	123,240	57
Consumer loans (5)	5,003,389	2,391,137	2,577,479	34,773
Other loans	2,317,122	1,702,442	546,263	68,417

Total loans	11,544,852	7,442,595	3,624,675	477,582

Percentage of total loan portfolio	100%	64.5%	31.4%	4.1%

(1)	Includes loans to financial institutions.

(2)	Overdrafts include overdrafts lines of credit resulting from checking accounts.

(3)
Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.

(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non- financial private sector.

(5)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”
Loans—portfolio classification
The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
	2007	%	2008	%	2009	%
	(in thousands of pesos, except percentages)

Loan Portfolio

Categories
1 - In normal situation/ performing	9,927,876	97.05%	11,292,176	96.36%	10,963,274	94.96%
2 - Subject to special monitoring -in observation- in negotiation or with rollover agreement/ low risk	143,128	1.40%	117,023	1.00%	206,477	1.79%
3 - Troubled/Medium risk	52,059	0.51%	86,288	0.74%	130,649	1.13%
4 - With high risk of insolvency/ High risk	62,856	0.61%	172,950	1.48%	188,058	1.63%
5 - Irrecoverable	36,526	0.36%	48,434	0.41%	55,996	0.49%
6 - Irrecoverable according to Central Bank’s rules	7,394	0.07%	1,435	0.01%	398	0.00%

Total loans	10,229,839	100.00%	11,718,306	100.00%	11,544,852	100.00%

Analysis of the allowance for loan losses
The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2005, 2006, 2007, 2008 and 2009:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	225,340	247,532	208,581	220,422	438,348
Provisions for loan losses	142,045 (2)	102,538 (3)	93,498	314,532	187,648
Charge off (1)	(119,853)	(141,489)	(81,657)	(96,606)	(177,951)
Overdrafts	(4,777)	(31,584)	(13,889)	(9,314)	(32,519)
Personal loans	(1,657)	(4,411)	(10,929)	(47,527)	(99,192)
Credit Cards	(993)	(2,184)	(5,751)	(12,134)	(16,892)
Mortgage loans	(41,518)	(25,825)	(8,071)	(5,087)	(5,096)
Pledge loans	(26,758)	(4,323)	(674)	(2,686)	(1,341)
Documents	(25,469)	(39,974)	(6,931)	(5,296)	(14,171)
Other	(18,681)	(33,188)	(35,412)	(14,562)	(8,740)
Balance at the end of year	247,532	208,581	220,422	438,348	448,045

Charge-off/average loans (1)	3.78%	2.72%	1.18%	0.87%	1.59%

(1)	Charge-off includes reversals.

(2)	Includes Ps. 74,775 thousand for the incorporation of Banco Empresario de Tucumán.

(3)	Includes Ps. 13,993 thousand and Ps. 28,443 thousand for the incorporations of Banco del Tucumán and Nuevo Banco Bisel, respectively.
Under Central Bank Rules, non-performing loans must be charged-off when their recovery is considered unlikely within seven months after a such loans were classified as “irrecoverable without preferred guaranties” and fully provisioned.
Pursuant to this Rule, we charge-off non-performing loans on the next month following the date on which such circumstances are verified. Such debts are registered in off-balance accounts.
Allocation of the allowances for loan losses
The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2007		2008		2009
	(in thousands of pesos, except percentages)
Overdrafts	25,510	11.57%	64,107	14.62%	37,242	8.31%
Documents	23,215	10.53%	42,003	9.58%	32,825	7.33%
Mortgage loans	20,210	9.17%	26,378	6.02%	24,422	5.45%
Pledged loans	8,608	3.91%	9,512	2.17%	9,664	2.16%
Personal loans	70,375	31.93%	174,398	39.79%	195,643	43.67%
Credit cards	17,658	8.01%	34,281	7.82%	33,915	7.57%
Other	54,846	24.88%	87,669	20.00%	114,334	25.52%

TOTAL	220,422	100%	438,348	100%	448,045	100%

Loans by Economic Activities
The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2007, 2008 and 2009.

	2007		2008		2009
	Loan	% of Loan	Loan	% of Loan	Loan	% of Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
	(in thousands of pesos, except percentages)
Retail Loans	3,410,359	33.34%	4,023,725	34.34%	4,403,933	38.15%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	1,050,102	10.27%	1,538,027	13.12%	1,910,164	16.55%
Construction	411,725	4.02%	563,526	4.81%	1,112,702	9.64%
Other services	970,585	9.49%	852,658	7.28%	858,936	7.44%
Retail and consumer products	703,063	6.87%	831,741	7.10%	747,897	6.48%
Foodstuff and beverages	700,917	6.85%	521,849	4.45%	637,814	5.52%
Financial Services	408,002	3.99%	289,450	2.47%	290,331	2.51%
Governmental services	861,852	8.42%	886,749	7.57%	258,784	2.24%
Real estate, business and leases	59,512	0.58%	267,604	2.28%	236,555	2.05%
Transportation, storage and communications	181,646	1.78%	263,999	2.25%	190,796	1.65%
Manufacturing and wholesales	166,169	1.62%	283,555	2.42%	140,620	1.22%
Chemicals	340,450	3.33%	608,157	5.19%	129,145	1.12%
Electricity, oil, water	74,256	0.73%	170,950	1.46%	75,095	0.65%
Hotels and restaurants	39,365	0.38%	32,325	0.28%	29,949	0.26%
Other	851,836	8.33%	583,991	4.98%	522,131	4.52%

Total	10,229,839	100.00%	11,718,306	100.00%	11,544,852	100.00%

Deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2007, 2008 and 2009.

	Year ended December 31,
	2007	2008	2009
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	3,067,834	3,665,382	3,929,402
Dollars	6,180	8,044	13,179

Total	3,074,014	3,673,426	3,942,581

Saving Accounts
Average
Pesos	2,486,927	2,822,961	2,842,075
Dollars	297,472	361,324	542,740

Total	2,784,399	3,184,285	3,384,815

Average nominal rate
Pesos	1.10%	1.05%	1.11%
Dollars	0.39%	0.46%	0.34%

Total	1.02%	0.98%	0.99%

Time Deposits
Average
Pesos	4,589,993	6,556,086	7,446,052
Dollars	1,211,832	1,490,885	2,337,132

Total	5,801,825	8,046,971	9,783,184

Average nominal rate
Pesos	9.19%	13.33%	14.50%
Dollars	3.04%	3.78%	2.75%

Total	7.90%	11.56%	11.70%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	1,215	513	1,063
Dollars	500	15	3,913

Total	1,715	528	4,976

Saving Accounts
Average
Pesos	—	—	—
Dollars	81,435	90,568	320,853

Total	81,435	90,568	320,853

Average nominal rate
Dollars	2.36%	1.20%	0.05%

Total	2.36%	1.20%	0.05%

Time Deposits
Average
Dollars	226,009	226,626	311,843

Total	226,009	226,626	311,843

Average nominal rate
Dollars	4.92%	3.35%	1.28%

Total	4.92%	3.35%	1.28%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2009
The following table sets forth information regarding the maturity of our deposits at December 31, 2009.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Checking accounts	4,298,209	4,298,209	—	—	—
Savings accounts	3,645,994	3,645,994	—	—	—
Time deposits	10,107,235	7,980,642	1,233,711	767,864	125,018
Investment accounts	54,371	16,279	7,673	29,687	732
Other	487,057	475,391	880	4,854	5,932

Total	18,592,866	16,416,515	1,242,264	802,405	131,682

Maturity of deposits at December 31, 2009 of outstanding time deposits and investment accounts
The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2009.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Domestic bank offices	6,733,262	4,696,450	1,126,460	784,962	125,390
Foreign bank offices	231,536	208,939	20,988	1,609	—

Total	6,964,798	4,905,389	1,147,448	786,571	125,390

Short-term borrowings
Our short-term borrowings totaled approximately thousands of Ps. 647,169, Ps. 734,963 and Ps. 1,048,716 for the years ended December 31, 2007, 2008 and 2009, respectively. The table below shows those amounts at the end of each year.

	Year Ended December 31,
	2007		2008		2009
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages)
Central Bank of the Argentine Republic:

Total amount outstanding at the end of the reported period	72,526	1.97%	78,939	1.95%	1,363	0.00%
Average during year (1)	70,068	1.97%	76,023	1.96%	1,590	0.00%
Maximum month-end balance	72,526		78,939		2,168
Banks and international organizations:
Total amount outstanding at the end of the reported period	7,279	5.58%	59,737	4.92%	227,214	7.78%
Average during year (1)	125,827	6.96%	55,054	4.38%	121,662	8.06%
Maximum month-end balance	166,178		86,762		227,214
Corporate Bonds
Total amount outstanding at the end of the reported period	18,947	8.76%	16,518	9.46%	15,719	9.24%
Average during year (1)	15,343	8.97%	16,612	9.45%	14,797	9.30%
Maximum month-end balance	18,947		17,063		15,897
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	119,038	6.75%	31,846	10.33%	149,122	9.45%
Average during year (1)	68,801	6.56%	96,294	5.47%	64,430	9.11%
Maximum month-end balance	119,038		166,146		149,122
Other
Total amount outstanding at the end of the reported period	412,975	0.03%	545,183	0.02%	652,330	0.02%
Average during year (1)	341,471	0.01%	524,019	0.02%	620,873	0.02%
Maximum month-end balance	412,161		599,063		652,330
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	16,404	8.03%	2,740	4.00%	2,968	4.00%
Average during year (1)	29,651	8.25%	21,056	7.02%	9,762	4.00%
Maximum month-end balance	59,288		36,987		16,854

Total Short Term	647,169		734,963		1,048,716

(1)	Average balances are calculated from quarterly-end balances.

Return on equity and assets
The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2007	2008	2009
	(in thousands of pesos, except percentages)
Net income	495,200	660,050	751,930
Average total assets	17,691,769	21,865,952	23,964,067
Average shareholders’ equity	2,461,668	2,778,572	3,055,736
Shareholders’ equity at the end of the fiscal year	2,713,020	2,821,911	3,358,801
Net income as a percentage of:
Average total assets	2.80%	3.02%	3.14%
Average shareholders’ equity	20.12%	23.76%	24.61%
Declared cash dividends (2)	170,995	149,870	208,070
Dividend payout ratio (1)	34.53%	22.71%	27.67%
Average shareholders’ equity as a percentage of Average Total Assets	13.91%	12.71%	12.75%

(1)	Declared cash dividends stated as percentage of net income.

(2)
For the fiscal year ended December 31, 2009, the dividends approved by the shareholders’ meeting held on April 6, 2010 have been authorized by the Central Bank on May 28, 2010. For the fiscal year ended December 31, 2008 and 2007, the dividends paid in cash were Ps. 148,335 and 170,995, respectively, based on the number of shares outstanding on such payment dates.

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
Figures are in thousands of pesos, except percentages.

	Remaining Maturity at December 31, 2009
						Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	(2)
Interest-earning assets:

Interest-bearing deposits in other banks	363,041	—	—	—	—	363,041

Government Securities	5,057,795	622,698	1,186,601	33,218	—	6,900,312

Goods in financial leasing	113,705	127,278	9,256	—	—	250,239

Loans to non-financial government sector (1)	15,285	2,573	174,551	14,075	—	206,484

Loans to the private and financial sector (1)	7,427,310	3,622,102	193,717	95,239	—	11,338,368

Other assets	260,725	129,457	18,602	10,591	301,370	720,745

Total Interest-Earning Assets	13,237,861	4,504,108	1,582,727	153,123	301,370	19,779,189

Interest-bearing liabilities:
Checking	491,376	—	—	—	—	491,376

Savings accounts	3,645,994	—	—	—	—	3,645,994

Time deposits	9,982,217	125,014	4	—	—	10,107,235

Investment accounts	53,639	732	—	—	—	54,371

Corporate Bonds	15,719	197,066	403,950	—	—	616,735

Subordinated corporate bonds	2,968	—	—	569,505	—	572,473

Liabilities with Central Bank	—	109	108	317	—	534
Liabilities with local financial companies	149,122	19,024	21,825	—	—	189,971

Liabilities with bank and international Organizations	227,214	—	—	—	—	227,214

Other liabilities	79,317	5,926	—	75,687	—	160,930

Total Interest-Bearing Liabilities	14,647,566	347,871	425,887	645,509	—	16,066,833

Asset (Liability) Gap	(1,409,706)	4,156,237	1,156,840	(492,386)	301,370	3,712,355

Cumulative Asset/Liability Gap	(1,409,706)	2,746,531	3,903,371	3,410,985	3,712,355	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	(7.13)%	13.89%	19.73%	17.25%	18.77%

	Remaining Maturity at December 31, 2009
						Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	(2)
Interest-earning assets in Pesos:
Government securities	4,656,651	573,073	92,134	31,038	—	5,352,896
Goods in financial leasing	98,155	79,685	65	—	—	177,905
Loans to non-financial government sector (1)	15,285	2,573	174,551	14,075	—	206,484
Loans to the private and financial sector (1)	5,808,203	3,390,639	162,063	95,239	—	9,456,144
Other assets	97,503	55,321	11,247	10,591	301,370	476,032

Total Interest-Earning Assets in Pesos	10,675,797	4,101,291	440,060	150,943	301,370	15,669,461

Interest-bearing liabilities in Pesos:
Checking	93,621	—	—	—	—	93,621
Saving accounts	3,025,908	—	—	—	—	3,025,908
Time deposits	7,421,653	124,841	4	—	—	7,546,498
Investment accounts	36,175	591	—	—	—	36,766
Corporate bonds	1,412	197,066	—	—	—	198,478
Subordinated corporate bonds	963	—	—	—	—	963
Liabilities with Central Bank	—	109	108	317	—	534
Liabilities with local financial institutions	149,122	19,024	21,825	—	—	189,971
Other liabilities	79,317	5,926	—	75,687	—	160,930

Total Interest-Bearing Liabilities in Pesos	10,808,171	347,557	21,937	76,004	—	11,253,669

Asset(Liability) Gap	(132,375)	3,753,734	418,123	74,939	301,370	4,415,792
Cumulative Asset/Liability Gap	(132,375)	3,621,360	4,039,483	4,114,422	4,415,792
Cumulative sensitivity gap as a percentage of total interest-earning assets	(0.84)%	23.11%	25.78%	26.26%	28.18%

	Remaining Maturity at December 31, 2009
						Total
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	(2)
Interest-earning assets in foreign currency

Interest-bearing deposits in other banks	363,041	—	—	—	—	363,041

Government securities	401,144	49,625	1,094,467	2,180	—	1,547,416

Goods in financial leasing	15,550	47,593	9,191	—	—	72,334

Loans to the private and financial sector (1)	1,619,107	231,463	31,654	—	—	1,882,224

Other assets	163,222	74,136	7,355	—	—	244,713

Total Interest-Earning Assets	2,562,064	402,817	1,142,667	2,180	—	4,109,728

Interest-bearing liabilities in foreign currency:

Checking	397,755	—	—	—	—	397,755

Saving accounts	620,086	—	—	—	—	620,086

Time deposits	2,560,564	173	—	—	—	2,560,737

Investment accounts	17,464	141	—	—	—	17,605

Corporate bonds	14,307	—	403,950	—	—	418,257

Subordinated corporate bonds	2,005	—	—	569,505	—	571,510

Liabilities with Central Bank	—	—	—	—	—	—

Liabilities with local financial	—	—	—	—	—	—

Liabilities with banks and international organizations	227,214	—	—	—	—	227,214

Other liabilities	—	—	—	—	—	—

Total Interest-Bearing Liabilities	3,839,395	314	403,950	569,505	—	4,813,164

Asset (Liability) Gap	(1,227,331)	402,503	738,717	(567,325)	—	(703,436)
Cumulative Asset/Liability Gap	(1,277,331)	(874,828)	(136,111)	(703,436)	(703,436)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(31.08)%	(21.29)%	(3.31)%	(17.12)%	(17.12)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest- earning asset.

(2)	Includes instruments issued by the Central Bank.

Item 4A.	Unresolved Staff Comments
None.
Item 5.	Operating and Financial Review and Prospects
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
A. Operating results
FINANCIAL PRESENTATION
Our audited consolidated financial statements as of December 31, 2009, 2008 and 2007, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant respects from U.S. GAAP. (See note 35 to our audited financial statements for the three years ended December 31, 2009).
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
COMPARABILITY
On August 18, 2009, we merged with Nuevo Banco Bisel. As a result of the merger, the Bank’s financial statements and supplementary information as of December 31, 2009, 2008 and 2007, included in this annual report, were restated for comparative purposes.
Under Central Bank Rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.

Given the instability, and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001, as well as our mergers and acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated.
MACROECONOMIC CONTEXT
During 2007 and for the fifth consecutive year, the Argentine economy showed significant dynamism, which was followed by positive results both from a fiscal and a commercial standpoint. During such period GDP had an annual growth of 8.7%, registering one of the biggest growths worldwide. Primary expenses also grew, increasing by 43%, overcoming the increase in total income, which increased by 38%. In this way, the Argentine government achieved a primary surplus of Ps.25,754 million, equivalent to 3.2% of the GDP.
Inflation was kept in line with the inflation registered in 2006, reaching a rate of 8.5% per annum, while at the same time the nominal exchange rate was kept relatively stable during the first semester and showed a slight depreciation in the second semester. All of this took place in an international context characterized by a greater volatility and uncertainty in the financial market, resulting from the U.S. subprime mortgage market crisis, which reversed the flow of funds destined for investment of portfolio towards emerging markets in general, including Argentina.
During the year 2008, Argentina was subject to strong internal and external volatilities that generated a deceleration of the growth registered in the 2003-2007 period. The global financial and economic conditions changed. Developed markets went from a dynamic economic context to sudden credit unavailability in the U.S. and European markets that led the way to an unprecedented economic depression, only comparable to the 1929 world depression.
The internationally adverse economic context and the preexisting problems in Argentina (such as nationalization of pension funds and conflicts due to the proposed export tax regime) resulted in an evident contraction of the economy throughout 2008. Although the year closed with a 7% expansion of the GDP, the last quarter showed a strong deterioration in the level of activity. The Argentine government maintained an expansive fiscal policy, aimed at satisfying domestic demand. Public expenditure grew to Ps.186.6 billion, registering an increase of 35%. Still, Argentine economic figures improved significantly with respect to the previous year, reaching a primary surplus of Ps. 30.8 billion, representing 3% of the GDP.
The year 2009 was characterized by a slow improvement in the international context, after the strong impact the international financial crisis had on both the financial markets and the real economy worldwide. Two different stages could be identified: in the first half of the year, recession in developed economies in addition to a deteriorated domestic environment due to uncertainty regarding the Government’s capacity to meet its public debt obligations and uncertainty resulting from the legislative elections being moved forward, combined to generate a massive outflow of capital. In the second semester, external and local tensions slowed down. The international arena showed a material recovery of the principal markets in general, and of our main commercial partners in particular. In the local arena, the result of the legislative elections and payment of US$2.2 billion’s worth of Boden 2012 notes in August 2009 encouraged the return of inflows of capital, which was evidenced in the last quarter of 2009. In this scenario, the growth level of Argentina experienced different stages throughout 2009: slow increase in the first quarter, contraction in the second and third quarters and a new increase in the last quarter. Consequently, official records estimated a GDP growth of 0.9% at the year’s end.
In addition, Argentina continued with its expansive economic policy. Commercial surplus consolidated, based on import restrictions, while primary surplus decreased. Primary expenses grew 30% reaching Ps. 243 million, in similar terms as average verified in 2007. Primary surplus (Ps. 17.3 billion) decreased 47% as a consequence of an increase in the expense to resources ratio. On the other hand, interest payments grew by 37%, reaching Ps. 24.5 billion due to the exchange rate impact and an increase in the peso rates adjusting part of the debt. Consequently, and for the first time since 2002, the Argentine government registered a Ps. 7.2 billion financial deficit, representing 0.6% of the GDP.
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
Commercial and balance sheet strategies
We maintain a strong position with respect to excess capital, the liquidity ratio and the level of our provisions for loan losses. To counteract the effects that a run on deposits may have, one of our main priorities is to give depositors confidence that we would be able to absorb losses and fulfill our obligations to them.

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
Acquisitions
On March, 2010 we entered into a share purchase agreement with the shareholders of Banco Privado de Inversiones, pursuant to which, subject to the fulfillment of certain conditions (including the approval of the transaction by the Central Bank), Banco Macro will acquire shares representing 100% of the capital stock and votes of Banco Privado de Inversiones. See “Item 4.A “Information on the Bank — History and development of the Bank”.
Cost management
During 2008 and 2009, we maintained our focus on controlling our costs and improving our efficiency. In addition, we have focused on carefully integrating the operations of our acquisitions. To this end, we have centralized, among other things, the treasury operations of all our acquisitions. The efficiency ratio reached 49.2% and 44.8% for the years 2008 and 2009, respectively.
We have had a period of organic growth with a small reduction in the number of our employees. See “Item 6. Directors, Senior Management and employees—Employees”. Finally, we implemented centralized purchasing practices to take advantage of our economies of scale.
Credit quality
The following table shows the quality of our loan and lending portfolio and of the financial system lending portfolio before and after the 2008 crisis. In 2008, the credit quality improvement from last years was interrupted by new signals of volatility.
During 2009, the credit quality marginally deteriorated, more as a result of slow dynamics in private lending than as a result of an increase in delinquency.
The credit quality deterioration was deepened throughout the financial system but at the end of the year it began to improve.
The definition of non-performing lending in the table comes from the Central Bank and is not comparable to the non-performing loans definition in “Selected Statistical Information.” (See footnote (2) on the table below).

	Year Ended December 31,
	2007	2008	2009

Banco Macro
Allowances/total loans	2.2%	3.7%	3.9%
Non-performing loans ratio	1.6	2.6	3.3

Allowances/lending (1)	2.2%	3.6%	3.7%
Non-performing lending ratio (2)	1.5	2.6	3.2

Financial System
Allowances/lending (1)	3.0%	3.0%	3.8%
Non-performing lending ratio (2)	2.7	2.7	3.0

Source: Central Bank

(1)
Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).

(2)
Non-performing lending includes all lending to borrowers classified as “3- troubled/medium risk”, “4-with high risk of insolvency/high risk”, “5-irrecoverable” and “6-irrecoverable According to Central Bank’s rules” under the Central Bank loan classification system.

Implementation of improved credit risk policies and procedures
During the year 2009, the Credit Risk Department stressed its actions aimed at increasing the quality and efficiency of the credit risk rating process for Corporate Banking customers. We carried out a circuit reengineering, including the amendments of policies, rules and procedures, an intensive Training Program and the implementation of a new Credit File Management System, which allows us to make a more efficient follow up of our credit portfolio. These actions were aimed at speeding up transaction approvals, which resulted on a clear improvement in customer response time.

As to our policy regarding credit facilities to individuals, we made some changes in the generation of financing operations, including the startup of a new evaluation system for the Private Salary Program segment, which evaluates companies and employees through credit point tables. These changes caused a significant reduction in delinquency ratios.
The year 2009 was also marked by an important improvement in all management indicators within the Pre-Legal Recovery department. We strengthened our recovery strategies, improved management quality and obtained better results in debt regularization and irregular portfolio collection actions.
In the year 2009, we put in place a new recovery system, which will operate on an integrated manner with the portfolio systems and will contribute to improve the delinquent portfolio follow up and management procedures.
The actions carried out allowed the Bank to keep a high quality portfolio, strengthened in turn by the improved coverage with provisions for bad-debt risk, based on a strict debtor rating and provision policy.
Implementation of shares repurchase program
In January 2008, we implemented a share “buy back” program. This decision was adopted due to the material impact on the price of domestic shares (including the quotation of the shares of Banco Macro, the current international macroeconomic context and the fluctuations in the capital market in general) following the reduction of prices in international markets triggered by the crisis facing the sub prime mortgage loans market in the United States of America (See “Macroeconomic Context”).
Likewise, the Board of Directors of Banco Macro considered the financial strength of the institution, and the price/income ratio resulting from the price of the shares of Banco Macro and the profits reported by it. Therefore, in line with the commitment of the Board of Directors to Banco Macro and its shareholders and to help reduce the fluctuations of quotations, minimizing any possible temporary imbalance between supply and demand within the market, and due to the excessive cost of capital resulting from quotation prices at such time, it established a share “buy back” program. The Board of Directors authorized repurchases of up to Ps.210 million or up to 30 million shares or their equivalent in ADSs within a price range of Ps.6.50 and Ps.7.00 per Class B Share. The program, which originally was going to last up to 120 calendar days, was extended through April 30, 2009, and, in addition, the price range was amended several times and finally established in the range of Ps.0.01 and Ps.4.00. It was a useful method to keep the share value, and the results are visible when comparing Macro shares to its competitors’.
As a result of the share “buy back” program, the Bank repurchased 90,641,692 Class B shares for a total approximate amount of Ps.437 million (89,493,692 Class B shares at an average price of Ps.4.799 per share and 114,800 ADSs at an average price of US$22 per ADS).
In April and September 2009, Banco Macro’s shareholders approved, and the corresponding authorizations were obtained from the CNV and BCBA, to reduce paid-in capital stock held by Banco Macro in an amount of up to Ps. 90,641,692, represented by an equivalent amount of Class B shares (i.e., the total amount of shares purchased under the share “buy back” program). For further information, please refer to item 5.B “Liquidity and Capital Resources”.
Repurchase of own Notes
In January 2008, we also started to make some repurchases of our 8.50% Notes Due 2017 and 10.750% Argentine Peso-Linked Notes Due 2012. The following table shows all the repurchases that the bank has made as of March 31, 2010:

Date	8.50% Notes Due 2017	10.750% Argentine Peso-Linked Notes Due 2012
January 2008	9,500,000	—
September 2008	10,850,000	—
October 2008	12,375,000	1,500,000
November 2008	1,300,000	6,160,000
December 2008	8,530,000	800,000
February 2009	—	200,000
April 2009	—	4,500,000
May 2009	1,050,000	21,020,000
August 2009	—	1,825,000

Total repurchased	43,605,000	36,005,000
Total cancelled	43,605,000	36,005,000

As of March 31, 2010, we have repurchased and cancelled US$43,605,000 of our 8.50% Notes Due 2017 and US$36,005,000 of our 10.750% Argentine Peso-Linked Notes Due 2012.

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
International context
The world economic activity continues recovering and growth is expected to be stimulated by emerging economies, as well as also by the recovery of the United States and European Union economies. Nevertheless, the relevant macroeconomic imbalances experienced by some European countries (see Item 3d “Risk Factors-Abrupt changes in the fiscal and monetary policies of the main economies worldwide might cause recessive effects on our economy”) might affect the sustainability of this trend in the medium term. The principal risks would be associated to unemployment and the deterioration of developed countries’ public finances, deepened by the anti-cyclical measures adopted during the crisis.
In a general context of economic performance improvement, Latin American financial systems registered a moderate activity when compared to recent years, although it is expected that financial intermediation will gain dynamism maintaining a spectrum of narrowed risks.
Argentine economic performance
Argentina’s overall economic performance had a substantial effect on our financial results. During 2007, 2008 and 2009, GDP growth was 8.7%, 7% and 0.9%, respectively. Although GDP growth in 2008 was 7.0%, the international markets volatility affected the private, domestic and foreign expectations.
After the worst of the international crisis was left behind, the local economic activity began to recover in the second half of 2009 and it is expected that this trend consolidates during 2010. The Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 4% in 2010.
Expected economic growth would be supported by:
•
Consumer spending: after almost two years of recession, consumption is beginning to recover. In addition, consumers see our products (personal and credit card loans) as a way of hedging against inflation.

•	Export levels: although the trade balance will be lower than the one registered in 2009, an increase in the level of exports due to commodities and the automobile sector is expected.

•	Soybean harvest record: after two years of low harvest levels, 2010 appears as an extraordinary year for this commodity. In addition, the agricultural sector works as an engine for regional economies.

•	High inflation: high levels of public expenditure lead to the aggregate demand growing faster than the offer, thus producing an upward adjustment in prices.
Private sector lending
As a consequence of the international crisis and its impact in the local economy, the activity of financial intermediation diminished its pace of growth. This was reflected in the evolution of the volume of loans and deposits in the last two years.
The evolution of the loans to the private sector during the last three years showed a growth of 42% in 2007, of 20% in 2008 and of 9% in 2009, for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector lending portfolio increased to Ps. 9,336 million (69%) in 2007, to Ps. 10,893 million (17%) in 2008 and to Ps. 11,248 million (3%) in 2009.
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

•
Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2009 was concentrated in short-term products. For example, the ratio of personal loans, overdrafts and documents to GDP has increased from 3% in June 2003 to 6% as of December 31, 2009 while long-term loans represented by mortgages and secured loans have decreased from 3% to 2% of GDP during the same period (despite substantial GDP growth during the period).

•
Stable intermediation spread. Based on the low banking penetration in Argentina, we believe that the expected loan growth mix, with a larger participation of consumer loans compared to commercial loans, will improve spreads. However, price competition could offset this effect and intermediation spreads might remain stable.

Private sector loan portfolio credit quality
During the last years we had a slight deterioration of our portfolio; our non-performing loans increased from 1.55% as of December 31, 2007 to 2.64% and 3.25% on 2008 and 2009, respectively. These figures reflect the level and evolution registered by the private banking system as a whole.
At the end of 2008, we created additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s standards of prudence. As a result, the Bank’s coverage level reached 141.81% of the irregular loan portfolio. During 2009, we continued with our policy of creating allowances in addition to those presently required by regulators. The coverage level as of December 31, 2009 was 119.45%.
We expect that based on our loan growth expectations and the recovery of the economy, asset quality standards should improve by the end of the year.
Organic growth complemented by strategic acquisitions
We will continue to consider strategic acquisition opportunities to complement our branch network consistently with our strategy. Due to our significant excess liquidity and capital, we are in a position to continue to complement organic growth with strategic acquisitions.
We evaluate the effectiveness of our acquisition strategy by how it complements our organic growth strategy and whether or not such acquisitions result in the Bank increasing its customer base, expanding its loan portfolio and generating more fee income from transactional services.
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
Total loans to the private sector grew to Ps. 9,336 million as of December 31, 2007 and to Ps. 10,893 million as of December 31, 2008, increasing 69% and 17% respectively from previous years.
The 2008 international crisis impacted in our activity level and also in our credit quality, following the trend of the financial system. The private sector loan portfolio only increased 3% during 2009 to Ps. 11,248 million. The lines with major performance were the consumer lines. Additionally we have reduced our public sector loans by the pre-cancellation of Ps.216.9 million of debt with guaranteed loans secured by the Argentine government (“Préstamos Garantizados” or “PGNs”) and by the exchange of PGNs into BONAR 2014 by Ps. 277.8 million. For additional information regarding transactions performed with PGNs see note 2 to our audited consolidated financial statements for the year ended December 31, 2009.
The level of our deposits grew by 35% from Ps. 10,071 to Ps. 13,591 million as of December 31, 2007. During 2008 and 2009 total deposits increased 16% and 17% respectively, totalizing Ps. 18,593 million as of December 31, 2009. During 2008, the deposits from AFJP (Argentine Pension Funds) included as private sector deposits were transferred to public sector, as a consequence deposits from public sector increased 122% from December 2007 to December 2008 and deposits from private sector only showed a 1% increase. During 2009, private sector deposits were the main source of the increase in total deposits, mainly due to the growth in time deposits.
The Bank maintains a high liquidity ratio. The ratio was 51.3%, 48.8% and 53.7% as of December 31, 2007, 2008 and 2009, respectively, above the average of the financial system as a whole. During the last three years the Bank increased the level of liquid assets as cash and LEBACS/NOBACS portfolio. During 2009 we increased our Lebac/Nobac portfolio and repos.
The Bank resorted to new sources of funding to prepare for potential changes in the Argentine loan market over the long-term. In December 2006, Banco Macro issued a series of subordinated notes for a nominal US$150 million due 2036 at a fixed rate of 9.75% for the first ten years and at LIBOR plus 7.11% for the following years. In addition, in January 2007, the Bank issued a US$150 million series of 10-year notes due 2017 at a fixed rate of 8.50% and, in June 2007, Banco Macro issued a US$100 million series of Argentine peso-linked notes due 2012 at a fixed rate of 10.750%. We have repurchased some of these notes. For further information please refer to “Repurchase of own notes”.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008 AND YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007
Net Income
The following table sets forth certain components of our income statement for the years ended December 31, 2007, 2008 and 2009.

	2007	2008	2009
	(in thousands of pesos)

Financial income	1,890,422	3,029,860	3,860,452
Financial expenses	(805,265)	(1,342,062)	(1,511,607)
Gross intermediation margin	1,085,157	1,687,798	2,348,845
Provision for loan losses	(94,717)	(297,606)	(197,512)
Service charge income	662,326	891,700	1,050,275
Service charge expenses	(150,282)	(172,401)	(226,599)
Administrative expenses	(997,466)	(1,270,002)	(1,522,420)
Net other income	84,610	85,122	(36,317)
Income before income tax	589,628	924,611	1,416,272
Income tax	(92,345)	(261,207)	(659,250)
Minority Interest	(2,083)	(3,354)	(5,092)

Net income	495,200	660,050	751,930

Our consolidated net income for 2009 increased 14% to Ps. 751.9 million from Ps. 660.0 million in 2008. Our consolidated net income for 2008 increased 33% to Ps. 660.0 million from Ps. 495.2 million for 2007.
Financial Income
The components of our financial income for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007 (1)	2008 (1)	2009
	(in thousands of pesos)

Interest on cash and due from banks	19,917	7,010	363
Interest on loans to the financial sector	32,157	15,584	7,491
Interest on overdrafts	177,490	357,215	340,275
Interest on documents (3)	103,428	184,852	195,069
Interest on mortgage loans	68,065	97,057	104,016
Interest on pledge loans (2)	51,480	64,499	55,081
Interest on credit card loans	55,665	117,952	183,369
Interest on other loans (4)	578,737	1,032,837	1,243,788
Interest on other receivables from financial intermediation	18,471	14,416	74
Income from government and private securities, net	488,757	641,299	1,370,981
Income from guaranteed loans (6)	35,043	37,043	7,232
Net income from options	1,604	261	—
CER (Indexation by benchmark stabilization coefficient) (5)	78,065	70,477	18,652
CVS (Indexation by salary variation coefficient)	1,605	818	728
Difference in quoted prices of gold and foreign currency	48,823	143,094	133,731
Other (7)	131,115	245,446	199,602

Total financial income	1,890,422	3,029,860	3,860,452

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2009.

(2)	Includes primarily income on secured car loans.

(3)	Includes income on factoring, check cashing advances and loans with promissory notes.

(4)	Includes interest on loans not classified under prior headings.

(5)	Includes CER accrued for all the assets subject to adjustment by CER.

(6)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.

(7)	Principally results from forward foreign currency transactions and result from lending activity.
2009 and 2008 Our financial income increased 27% as compared to 2008 driven by a higher income from government and private securities and interest on loans.

Income from government and private securities increased by 114% compared to 2008, as a result of an increase in the Bank’s bond portfolio price and on higher realized gains from the sale of part of this portfolio (main gains were from government securities holding in investment accounts). On the other hand, during 2009, the average portfolio of government and private securities increased by 45% compared to 2008’s average balance.
Interest on loans (i.e., for all loans in the aggregate, excluding guaranteed loans) grew 14% mainly as a result of an increase in interest rates (private sector average rate in 2009 was 20.24% compared to 18.61% in 2008). The main variances of total interest on loans were from interest on other loans that increased 20% (including consumer loans and other loans) and interest on credit card loans that increased 55%.
Thus, the share of our total financial income from private sector loans decreased from 62% in 2008 to 55% in 2009 the same level than 2007. In the other hand the share from government and private securities increased from 21% in 2008 to 36% in 2009.
On the other hand, CER adjustments fell 74% compared to 2008, due to the use of PGN for the pre-cancellation of Central Bank debt.
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
Our other income increased 87% during 2008 as compared to the same period in 2007. This increase is principally due to higher forward FX gains (U.S. dollar — Argentine peso) as result of a significant increase in volume and timely change to long position (trading activity increased 226% in 2008 compared to 2007).
The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums on forward sales of foreign exchange:

	December 31 2007	December 31 2008	December 31 2009
	vs.	vs.	vs.
	December 31 2006	December 31 2007	December 31 2008
Changes in financial income	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Due to changes in the volume of interest-earning assets	622,135	575,552	415,524
Due to changes in average nominal rates of interest-earning assets	57,122	373,687	556,974

Net change	679,257	949,239	972,498

	December 31 2007	December 31 2008	December 31 2009
	vs.	vs.	vs.
	December 31 2006	December 31 2007	December 31 2008
Changes in financial income due to changes in volume	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Government securities	156,313	51,613	353,671
Loans to private and financial sector	432,609	546,098	53,321
Loans to public sector	4,905	(635)	(36,236)
Other assets	28,308	(21,524)	44,768

Net change	622,135	575,552	415,524

	December 31 2007	December 31 2008	December 31 2009
	vs.	vs.	vs.
	December 31 2006	December 31 2007	December 31 2008
Changes in financial income due to changes in nominal rates	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Government securities	6,612	45,829	318,338
Loans to private and financial sector	72,404	263,966	214,313
Loans to public sector	(46,757)	(12,882)	(22,375)
Other assets	24,863	76,774	1,948

Net change	57,122	373,687	556,974

Financial expenses
The components of our financial expenses for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007 (1)	2008 (1)	2009
	(in thousands of pesos)
Interest on checking accounts	19,968	17,708	16,423
Interest on savings accounts	11,372	14,534	17,094
Interest on time deposits	457,395	933,881	1,146,013
Interest on interfinancing received loans (received call)	4,608	3,909	2,679
Interest on other financing from the financial institutions	226	28	62
Interest on other liabilities from financial intermediation (2)	70,706	91,083	81,510
Interest on subordinated corporate bonds	49,858	47,523	54,874
Other interest	9,768	8,762	2,692
Net loss from options	—	—	1
CER adjustment (3)	43,717	32,946	4,341
Contribution to Deposit Guarantee Fund	20,182	25,945	30,038
Other (4)	117,465	165,743	155,880

Total financial expenses	805,265	1,342,062	1,511,607

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2009.

(2)	Includes lines of credit from other banks, repurchase agreements, liquidity assistance from the Central Bank.

(3)	Includes CER accrued for all the liabilities subject to adjustment by CER.

(4)	Mainly resulting from turn over tax.
2009 and 2008: Financial expenses increased 13% as compared to 2008.
The increase of financial expenses is mainly explained by interest on deposits, which grew 22%, based on the growth of interest from time deposits. This growth was originated mainly by the increasing volume of deposits which grew 20% in average during 2009 while the average interest rates were at similar levels than the average of 2008. The main driver of this increase was the growth in public sector deposits as a consequence of the nationalization of deposits held in the accounts of Pension Fund Administrators as of December 2008.
In 2009, CER adjustments fell sharply, by 87%, explained by the pre-cancellation of Central Bank debt.
2008 and 2007: Financial expenses increased 67% as compared to 2007.
The increase of financial expenses is mainly explained by interest on deposits, which grew 98%, based on the growth of interest from time deposits (104%).This growth was originated by two factors: the increasing volume of time deposits, which grew 37% in average during 2008 and the higher prevailing interest rates owing to with the increase in interest rates in the financial system as a whole (for time deposits in pesos, the average interest rate was 9.4% in 2007 and 13.2% in 2008).
“Other expenses” showed a significant growth of 41% during 2008, mainly due an increase on turnover tax due to higher computable financial income.

The following tables set forth the changes in financial expense due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Deposit Guarantee Fund, mandatory contributions and taxes on interest income:

	December 31 2007	December 31 2008	December 31 2009
	vs.	vs.	vs.
	December 31 2006	December 31 2007	December 31 2008
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Financial Expense due to changes in the volume of interest-bearing liabilities	291,394	266,157	111,170
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	51,275	218,692	31,052

Net change	342,669	484,849	142,222

	December 31 2007	December 31 2008	December 31 2009
	vs.	vs.	vs.
	December 31 2006	December 31 2007	December 31 2008
Changes in financial expense due to changes in volume	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Deposits	153,069	276,410	154,251
Borrowings from Central Bank and other financial institutions	21,537	(8,515)	(24,951)
Corporate Bonds	101,188	14,163	(3,004)
Other liabilities	15,600	(16,265)	(15,126)

Net change	291,394	266,157	111,170

	December 31 2007	December 31 2008	December 31 2009
	vs.	vs.	vs.
	December 31 2006	December 31 2007	December 31 2008
Changes in financial expense due to changes in nominal rates	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Deposits	36,596	193,460	57,451
Borrowings from Central Bank and other financial institutions	9,472	1,545	(11,833)
Corporate Bonds	1,711	(1,723)	108
Other liabilities	3,496	25,410	(14,674)

Net change	51,275	218,692	31,052

Provision for loan losses
2009 and 2008: Provision for loan losses decreased 34% compared to 2008. At the end of 2009, although the economic activity was experiencing certain recovery, it was considered necessary to keep an additional provision that would allow the Bank to manage changes in the economic cycle. Therefore, a decision was made to continue with the provision strategy adopted back in December 2008, adapting its volume to actual delinquency charges during the fiscal year. As a result of such decision, the Executive Committee ordered an increase in provisions for loan losses in the amount of Ps.86 million, to be added to the amount currently required by regulators.
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

Service charge income
The following table provides a breakdown of our service charge income by category for the years ended December 31, 2007, 2008 and 2009:

	2007 (1)	2008 (1)	2009
	(in thousands of pesos)

Service charges on deposit accounts	398,569	587,426	669,668
Debit and credit card income	95,644	153,210	171,746
Other fees related to foreign trade	15,947	19,261	26,682
Credit-related fees	53,995	63,669	60,741
Capital markets and securities activities	2,951	2,517	1,721
Lease of safe-deposit boxes	12,904	16,282	21,015
Fees related to guarantees	2,789	1,750	629
Other (2)	79,527	47,585	98,073

Total service charge income	662,326	891,700	1,050,275

(1)	See note 4.2 to our audited financial statements for the year ended December 31, 2009.

(2)	Includes insurance income.
2009 and 2008: Service charge income increased 18% as compared to 2008 mainly due to higher fees charged on deposits accounts (14%), debit and credit card fee income (12%) and other fees related to assurance, fees from collection agreements and others (106%).
2008 and 2007: Service charge income increased 35% as compared to 2007 due to the increase in the volume of our operations. The main drivers were fees related to deposits, which grew 47% and represent 66% of total service charge income and fees related to debit and credit cards, which grew 60%.
Service charge expenses
During 2009 service charge expenses increased 31% compared to 2008 with an increase of 43% on other service charge expenses mainly due to the increase of collections agreements costs.
Service charge expense in 2008 increased 15% compared to 2007 mainly due to higher credit card and debit card processing fees (35% increased) and taxes (26% increased).
Administrative expenses
The components of our administrative expenses for the years ended December 31, 2007, 2008 and 2009 are reflected in the following table:

	2007(1)	2008 (1)	2009
	(in thousands of pesos)
Personnel expenses	589,021	798,236	966,963
Directors and statutory auditors fees	37,695	26,941	36,413
Other professional fees	42,428	55,012	65,533
Advertising and publicity	50,343	53,178	46,861
Taxes	53,914	70,994	79,784
Depreciation of equipment	42,723	50,543	53,993
Amortization of organization costs	17,923	25,557	33,317
Maintenance, conservation and repair expenses	36,930	48,251	68,620
Security services	35,487	42,241	47,668
Electric power and communications	32,206	37,240	46,054
Lease payments	18,686	21,769	34,638
Insurance	6,110	6,090	7,331
Stationery and office supplies	14,739	15,335	11,817
Other	19,261	18,615	23,428

Total administrative expenses	997,466	1,270,002	1,522,420

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2009.
2009 and 2008: Administrative expenses increased 20% as compared to 2008, mainly due to higher personnel expenses. The 21% increase in personnel expenses is attributed to the salary adjustments of 19% agreed with the labor unions in April 2009 and higher compensation provisions for the year.
2008 and 2007: Administrative expenses increased 27% as compared to 2007, mainly due to personnel expenses which grew 36%. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees.

Net other income
For the year 2009, the Bank accounted a Ps. 36 million loss for net other income. As compared to 2008, the other income fell by 35% (Ps. 66 million) mainly due to lower recovery on loans and allowances reversed. In addition, other expenses rose by 53% (Ps. 55 million) as compared to 2008, as a result of a non-recurrent tax expense of Ps.40.2 million made to enter into the debt regularization system established by means of a Resolution of the Buenos Aires City Tax Authorities (DGR CABA).
Net other income increased 1% (or Ps. 0.5 million) in 2008 in comparison to 2007 due to an increase of Ps. 4.9 million in other income and an increase of Ps. 4.4 million in other expenses. The main variation in other income resulted from a higher income from long-term investments due to dividends received from Visa S.A. and lower levels of recovered loans and allowances reversed. The main variations in other expenses were driven by an increase in allowances for other receivables, uncollectibility and other allowances as well as a decrease in other expenses.
Income tax
The income tax expense for 2009 was Ps. 659.3 million, increasing 152% as compared to 2008. Such increase is due to a higher net income before tax, an increase in market value of the Bank’s bond portfolio in 2009 that caused an increase in income tax to be paid as a consequence of the tax treatment of this portfolio as marked to market, and as a result of the tax impact of the pre-cancellation of Central Bank debt with PGNs.
During 2008, we had income tax expenses of Ps.261.2 million, compared to Ps.92 million recorded in 2007 (increasing 182.9%), this can be traced to the complete use of the tax-loss carry forwards which belonged to Nuevo Banco Bisel and the estimated accrued income tax.
B. Liquidity and Capital Resources
Our main source of liquidity consists of deposits, which totaled Ps.18.6 billion as of December 31, 2009, Ps. 15.8 billion as of December 31, 2008 and Ps.13.6 billion as of December 31, 2007. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.
Funding continued increasing during 2009 driven mainly by the increase in total deposits, which grew 17% year over year. These deposits were used primarily for financing the growth in credit for the private sector with the remainder being invested in profitable liquid assets, such as government and private securities and cash and due from banks. This approach has enabled us to maintain a high liquidity to deposits ratio of 53.7% as of December 31, 2009 while awaiting a return to stronger demand for private sector loans.
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
In June 2007, the general ordinary and extraordinary shareholders’ meeting approved the increase of the US$400,000,000 (U.S. dollars four hundred million) of the Global Program for the issuance of Negotiable Obligations to US$700,000,000 (U.S. dollars seven hundred million), or an equal amount in other currencies, as set forth in the original program.
In January 2008, we signed a 24-month extension to the US$50 million loan from Credit Suisse First Boston International, at 8.55% rate and maturing in January 2010. As of January 2010 this loan was cancelled.
During 2008 and 2009, Banco Macro repurchased and cancelled non-subordinated 8.50% Notes Due 2017 for a face value amount of US$43,605,000 and Argentine Peso-Linked 10.75% Notes Due 2012 for a face value amount of US$36,005,000. As of December 31, 2009, the outstanding principal amount of 8.50% Notes Due 2017 was US$106,395,000 and of 10.75% Notes Due 2012 was US$63,995,000.
On January 8, 2008, Banco Macro’s Board of Directors decided to establish the terms and conditions for the acquisition of its own shares issued by Banco Macro. See Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details.
On October 1, 2008, Banco Macro’s Board of Directors requested the BCBA’s prior authorization to reduce its subscribed and paid-in capital stock by an amount of up to Ps. 60 million, representing 60,000,000 Class B shares (with a face value of Ps. 1 each and entitled to 1 vote per share), which were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 in accordance with the share buy-back program (See Item 16E “Repurchase original program and modifications”). On April 21, 2009, and after BCBA authorization, Banco Macro’s general ordinary and extraordinary shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the IGJ registered, and the Central Bank consented to the capital stock reduction.
On May 8, 2009, Banco Macro’s Board of Directors requested the BCBA’s prior authorization to reduce its subscribed and paid-in capital stock by an amount of up to Ps. 30,641,692, representing 30,641,692 Class B shares (with a face value of Ps. 1 each and entitled to 1 vote per share), which is treasury stock and which was purchased under section 68, Law No. 17,811. On September 10, 2009, Banco Macro’s shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. Subsequently, the BCBA and the CNV approved such capital reduction, the IGJ recorded it and the Central Bank acknowledged it.

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
We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2009, we had excess capital of Ps. 2,364 million (176% of minimum capital requirement). The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.
For further information regarding our restricted assets, assets in custody and trust agreements please see notes 7 “Restricted and pledged assets”, 11 “Items in custody” and 13 “Trust agreements” to our audited consolidated financial statements, for the year ended December 31, 2009.
Minimum capital requirements
Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2007	2008	2009
(in thousands of pesos, except
ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	749,855	939,296	970,578
Allocated to Bank premises and equipment, intangible assets and equity investment assets	95,729	87,113	95,705
Market risk(1)	127,445	49,899	39,764
Interest rate risk	102,343	204,510	201,451
Government sector and securities in investment account	38,609	60,780	36,544
Incremental requirement	36,202	—	—

Required minimum capital under Central Bank Rules	1,150,183	1,341,598	1,344,042

Basic net worth	2,697,416	2,688,679	3,193,973
Complementary net worth	461,405	625,756	691,107
Deductions	(189,145)	(200,610)	(176,784)

Total capital under Central Bank Rules	2,969,676	3,113,825	3,708,296

Excess capital	1,819,493	1,772,227	2,364,254

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	26.81%	22.95%	27.38%
Average shareholders’ equity as a percentage of average total assets	13.91%	12.71%	12.75%
Total liabilities as a multiple of total shareholders’ equity	6.27	x	6.95	x	7.00	x
Cash as a percentage of total deposits	22.94%	22.26%	26.98%
Liquid assets as a percentage of total deposits (2)	52.01%	48.80%	53.70%
Loans as a percentage of total assets	50.60%	50.29%	41.31%

(1)	Average Var for December.

(2)	Liquid assets include cash, LEBACs, NOBACs, interbanking loans and overnight loans to highly rated companies.
We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.

Funding
Our principal source of funding is deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2007, 2008 and 2009.

	As of December 31
	2007 (1)	2008 (1)	2009
	(in thousands of pesos)
Deposits
From the non-financial government sector	1,774,121	3,937,961	3,613,924
From the financial sector	13,310	22,438	14,052
From the non-financial private sector and foreign residents
Checking accounts	2,599,682	2,581,060	3,275,826
Savings accounts	2,780,350	2,716,913	3,445,577
Time deposits	5,907,005	6,031,882	7,711,471
Investment accounts (2)	63,063	155,936	52,286
Other (3)	391,176	321,020	416,503
Accrued interest, adjustments, foreign exchange and quoted price differences payable	62,442	61,147	63,227
Borrowing from Central Bank and financial institutions
Central Bank	347,896	302,760	1,897
Banks and international institutions	164,829	232,422	227,214
Financing received from Argentine financial institutions	160,296	73,806	189,971
Other	493,912	627,140	733,943
Minority interest in subsidiaries	12,640	15,568	20,684
Non-subordinated Corporate Bonds	799,537	724,873	616,735
Subordinated Corporate Bonds	490,695	521,681	572,473
Shareholders’ equity	2,713,020	2,821,911	3,358,801

Total funding	18,773,974	21,148,518	24,314,584

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2009.

(2)	Time deposit payable at the option of the depositor.

(3)	Includes, among others, expired time deposits and judicial deposits.
Critical accounting policies
Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See note 35 to the financial statements for the three years ended December 31, 2009 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.
Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are subjective or complex. Most accounting policies are not considered by management to be critical accounting. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in note 4 to our audited consolidated financial statements for the three years ended December 31, 2009.
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
As explained in note 5 to our audited consolidated financial statements, Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.
For purposes of U.S. GAAP reporting, the Bank applies FASB ASC 740 “Income Tax”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence.
FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
There were no unrecognized tax benefits as of December 31, 2009, 2008 and 2007.

Exposure to the Argentine Public Sector and Private Securities
PGNs
During the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, the Bank exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called PGNs in consideration thereof. The loans received in this exchange were not significant.
PGN were valued according to Central Bank Communication “A” 4,898 and “A” 3,911, as mentioned in note 4.4.c) to our consolidated financial statements for the year ended December 31, 2009.
We have additional PGNs acquired in the market and also through business combinations. Under US GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate cash flows expected to be collected over the life of the loan.
As of December 31, 2008, based on available information and events, the Bank estimated that the PGNs were impaired, applying FASB ASC 310-10-35 “Receivables — Overall — Subsequent measurement”, and it estimated allowances for such loans in accordance with FASB ASC 310.
During 2009 we entered into an exchange agreement whereby we exchanged a portion of our PGNs and received government securities (Bonar 2014) (see note 2 to our consolidated financial statements for the year ended December 31, 2009).
Under Central Bank Rules, the assets exchanged were valued at their carrying amounts. In addition, also under Central Bank Rules, government securities were classified as “Holding in special investment account” (see note 35.b) to our consolidated financial statements for the year ended December 31, 2009).
Under US GAAP, FASB ASC 310-30-35 “Loan refinancing or Restructuring” requires to recognize government securities received in exchange for PGNs at fair value and derecognize the PGNs transferred at their carrying amounts. In addition, under FASB ASC 320 “Investment – Debt and Equity securities” government securities were classified as available for sale securities (see note 35.b) to our consolidated financial statements for the year ended December 31, 2009).
Additionally, in 2009 we decided to transfer a portion of our PGNs to set off loans granted by Central Bank.
As of December 31, 2009, taking into account the available information and the significant improvement in the expected cash flow to be collected, we estimated that PGNs were not impaired. In accordance with FASB ASC 310-30, valuation allowances required the previous year were reversed.
Government and private securities
Instruments issued by the Central Bank and other unlisted securities
As of December 31, 2009, 2008 and 2007, we had Instruments issued by the Central Bank and other unlisted securities (mainly government securities and Corporate Bonds). Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in note 4.4.b.2), 4.4.h.3)iii and 4.4.h.4) to our consolidated financial statements for the year ended December 31, 2009.
Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

Holdings in special investment accounts in accordance with Central Bank Rules
According to Central Bank Communication “A” 4,861 dated October 30, 2008, as supplemented, we classified certain government securities, including a significant portion of secured bonds (BOGARs) under “special investment accounts”, as disclosed in note 21 to our financial statements for the year ended December 31, 2009. These government securities are recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable (see note 4.4.b.1)i. to our audited consolidated financial statements for the year ended December 31, 2009). As of December 31, 2007 BOGARs were classified as holding for trading or intermediation, valued as mentioned in note 4.4.b.1) ii.
As of December 31, 2009, 2008 and 2007, we do not have the intention of keeping such holdings until their maturity. Consequently, under US GAAP, these holdings in investment accounts should be considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.
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
Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the charge-off of nonperforming loans classified as “non-recoverable” after a certain period of time and on management’s decisions to charge-off non-performing loans evidencing a very low probability of recovery.
In addition, under Central Bank rules, we record recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the consolidated income of statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value.
Under the Central Bank rules, a minimum loan loss reserve is calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer loan borrowers. Although, we are required to follow the methodology and guidelines for determining the minimum loan loss reserves, as set forth by the Central Bank, we are allowed to establish additional loan loss reserves.
For commercial loans, we are required to classify all commercial loan borrowers. In order to classify them, we must consider different parameters related to each of those customers. In addition, based on the overall risk of the portfolio, we consider whether or not additional loan loss reserves in excess of the minimum required are needed.
For the consumer loan portfolio, we classify loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification.
We record provisions after evaluating the loan portfolio in terms of delay (for consumer loans) or constant monitoring (for commercial loans). This process determines whether an increase or decrease in charges for non-performing loans is required based on our estimate of whether the credit is worsening or improving, or whether the loan is repaid. Our loan loss charges have been historically stable (absent the impact of the Argentine crisis), accommodating qualitative and quantitative changes in the composition of our loan portfolio. As we are all aware, the world’s economy is sustaining a highly virulent crisis that is affecting, to a lesser or larger extent, the levels of economic activity and employment and dragging down foreign trade. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment in value. Therefore, the Executive Committee has decided to increase the allowance for loan losses related to the loan portfolio as of December 31, 2009 and 2008 to such amounts presently required by regulators.
Under US GAAP, a portion of the total allowance typically consists of amounts that are used, for example, to cover loans that are analyzed on a “pool” or homogeneous basis and to supplement specific allowances in recognition of the uncertainties inherent in point estimates.
The accounting for its loan loss reserve under Central Bank Rules differs in some respects with practices of US-based banks, as discussed below.
Credit card loans
We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees past due over 180 days have been reserved at 50%, in accordance with Central Bank Rules. Under US GAAP, we adopted a policy to charge off loans which are 180 days past due.

Impaired loans—Non Financial Private Sector and residents abroad
We apply FASB ASC 310 for computing US GAAP adjustments. FASB ASC 310 requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.
Interest recognition—non-accrual loans
The method applied to recognize income on loans is described in note 4.4.d). of our audited consolidated financial statements for the year ended December 31, 2009. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt, generally after 90 days of being past due. Accrued interest remains on our books and is considered a part of the loan balance when determining the reserve for credit losses.
Under U.S. GAAP, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses.
Intangible assets—Judgments due to court decisions related to foreign currency- denominated deposits
As mentioned in notes 2 and 4.4.l.2) of our audited consolidated financial statements for the year ended december 31, 2009, we capitalized as intangible assets the exchange rate differences related to the devolution to depositors of certain foreign currency denominated deposits converted to pesos and to the effect of converting judicial deposits to U.S. dollars. These intangible assets are being amortized under the straight-line method in accordance with Central Bank rules.
Under US GAAP, the right to obtain these compensations is deemed a contingent gain which can not be recognized until realized, pursuant to FASB ASC 450.
Additionally, as of December 2009, 2008 and 2007, as mentioned in note 4.4.l.2) to our consolidated financial statements for the year ended December 31, 2009, we recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of court decisions, in conformity with Central Bank indications in the notice dated August 4, 2008.
Under US GAAP, in accordance with FASB ASC 450, we should have recorded a liability to cover the contingent losses related to the application of the Argentine Supreme Court ruling dated December 27, 2006 and August 28, 2007.
Business combination
We acquire financial institutions and, in some circumstances, acquire the assets and liabilities or branches of other financial institutions. According to Central Bank Rules, business acquisitions are recorded at the book value of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank Rules establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communication “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.
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
Fair value of financial and non-financial instruments
FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. The adoption of FASB ASC 820 (effective January 1, 2008 and in particular effective January 1, 2009 for the measurement of nonfinancial assets and nonfinancial liabilities) had affected our accounting and reporting of fair value as follows:
•	Inclusion of nonfinancial assets and nonfinancial liabilities, which for the Bank primarily related to other real estate owned.

•
Estimation of fair value when the volume of level of activity for an asset or liability has significantly decreased in relation to normal market activity; additional guidance to determine when a transaction is not orderly; and enhanced disclosure of fair value measurements.

FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, FASB 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Bank has the ability to access.
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
We use fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities (debt instruments issued by Argentine Government and the Central Bank, shares, mutual funds and corporate bonds) classified as available for sale or trading account, forward transactions pending settlement and derivatives (forward transactions without delivery of underlying assets and interest rate swaps).
Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values, such as for loans held for sale, impaired loans, and other real estate. Fair value is also used for annual disclosures required by FASB ASC 825 “Financial Instruments”.
Further, because of the characteristics of all nonfinancial instruments there were no disclosure required regarding such assets.
As of December 31, 2009, 2008 and 2007, we have no assets measured at fair value on a nonrecurring basis
C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
At the end of fiscal year 2009, we were the first private bank in shareholders’ equity terms, the third bank as to loans to the private sector and the second bank as to deposits, thus becoming the private network with the most branches in the interior of Argentina. This great spreading over Argentine regional economies and the sectors that are availing themselves of the economic recovery imply a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provide us with a source of growth and low costs in its deposit base.
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
F. Contractual Obligations
The following table represents our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of pesos)
Contractual obligations
Central Bank	1,897	1,363	109	—	425
Banks and international institutions	227,214	227,214	—	—	—
Corporate Bonds	616,735	15,719	197,066	—	403,950
Financing received from Argentine financial institutions	189,971	149,122	8,403	10,621	21,825
Other	733,943	652,330	4,528	1,398	75,687
Operating leases	48,700	20,100	19,191	5,392	4,017
Subordinated corporate bonds	572,473	2,968	—	—	569,505

Total contractual obligations	2,390,933	1,068,816	229,297	17,411	1,075,409

Commercial commitments
Lines of credit	29,449	29,449	—	—	—
Guarantees	216,039	54,853	50,391	12,683	98,112
Standby letters of credit	221,226	215,950	5,276	—	—

Total commercial commitments	466,714	300,252	55,667	12,683	98,112

Item 6.	Directors, Senior Management and Employees
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

DUTIES AND LIABILITIES OF DIRECTORS
Under Argentine corporate law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to a corporation, the shareholders and third parties for the improper performance of their duties, for violating the law, the corporation’s bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the Bank; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the Board of Directors’ resolutions have intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the Bank’s interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.
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
BOARD OF DIRECTORS
The following table sets forth information about the members and alternate members of our Board of Directors as of December 31, 2009:

				Year of
			Year First	Expiration of
Name	Position	Age	Appointed	Term
Jorge Horacio Brito	Chairman	57	2002	2011
Delfín Jorge Ezequiel Carballo	Vice Chairman	57	2002	2011
Jorge Pablo Brito	Director	30	2002	2011
Marcos Brito	Director	27	2007	2011
Juan Pablo Brito Devoto	Director	49	2002	2010
Roberto Julio Eilbaum	Director	65	2002	2010
Luis Carlos Cerolini	Director	55	2002	2010
Carlos Enrique Videla	Director	64	2002	2009
Alejandro Macfarlane	Director	44	2005	2009
Guillermo Eduardo Stanley	Director	61	2006	2009
Constanza Brito	Director	28	2007	2009
Mario Eduardo Bartolomé	Alternate director	64	2004	2011
Ernesto Eduardo Medina	Alternate director	42	2002	2011
Delfin Federico Ezequiel Carballo	Alternate director	25	2009	2011
Fernando Raúl García Pulles	Alternate director	54	2007	2011
The following table sets forth information about the members and alternate members of our Board of Directors elected by the most recent Ordinary shareholders’ meeting held on April 6, 2010.

				Year of
			Year First	Expiration of
Name	Position	Age	Appointed	Term
Jorge Horacio Brito	Chairman	57	2002	2011
Delfín Jorge Ezequiel Carballo	Vice Chairman	57	2002	2011
Jorge Pablo Brito	Director	30	2002	2011
Marcos Brito	Director	27	2007	2011
Juan Pablo Brito Devoto	Director	50	2002	2010
Roberto Julio Eilbaum	Director	65	2002	2010
Luis Carlos Cerolini	Director	56	2002	2010
Carlos Enrique Videla	Director	65	2002	2012
Alejandro Macfarlane	Director	44	2005	2012
Guillermo Eduardo Stanley	Director	61	2006	2012
Constanza Brito	Director	28	2007	2012
Rafael Magnanini (1)	Director	51	2010	2012
Mario Eduardo Bartolomé	Alternate director	64	2004	2011
Ernesto Eduardo Medina	Alternate director	43	2002	2011
Delfin Federico Ezequiel Carballo	Alternate director	25	2009	2011
Fernando Raúl García Pulles	Alternate director	54	2007	2011

(1)	Pending Central Bank approval

The following family relationships exist within the Board of Directors: (i) Chairman Jorge Horacio Brito and Vice Chairman Delfín Jorge Ezequiel Carballo are brothers-in-law; (ii) Directors Jorge Pablo Brito and Marcos Brito are the sons of Chairman Jorge Horacio Brito and the nephews of vice chairman Delfín Jorge Ezequiel Carballo; (iii) Director Constanza Brito is the daughter of Chairman Jorge Horacio Brito and the niece of vice chairman Delfín Jorge Ezequiel Carballo; (iv) Chairman Jorge Horacio Brito and Director Juan Pablo Brito Devoto are cousins; (v) Directors Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings; (vi) Delfín Federico Ezequiel Carballo is the son of Vice Chairman Delfín Jorge Ezequiel Carballo and the nephew of Chairman Jorge Horacio Brito; and (vii) Delfín Federico Ezequiel Carballo and Directors Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.
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
The following table sets forth certain relevant information of our executive officers and our senior management as of December 31, 2009:

			Year First
Names	Position	Age	Appointed
Jorge Horacio Brito	Chief Executive Officer	57	2002
Delfín Jorge Ezequiel Carballo	Chief Financial Officer	57	2002
Juan Pablo Brito Devoto	Chief Accounting Officer	49	2002
Jorge Pablo Brito	Coordinator of the Executive Committee	30	2006
Guillermo Goldberg	Deputy general manager	52	2005
Ernesto Eduardo Medina	Deputy general manager	42	2007
Jorge Francisco Scarinci	Financial and Investor relations manager	39	2006
Ana María Magdalena Marcet	Credit risk manager	48	2002
Miguel Leon Gurfinkiel	Government portfolio manager	59	2006
Horacio Ricardo Sistac	Corporate banking manager	53	2005
Francisco Muro	Retail banking manager	36	2008
Brian Anthony	Distribution and sales manager	36	2005
Eduardo Roque Covello	Operations manager	52	2004
Máximo Eduardo Lanusse	Administration manager	36	2007
Daniel Hugo Violatti	Accountancy and Tax manager	47	2003
Constanza Brito	Human Resources and Organization and processes manager	28	2005
Carmen Esther Estévez	Internal audit manager	52	2002
Ernesto López	Legal manager	37	2008
María Milagro Medrano	Institutional relations manager	33	2002
Gerardo Adrian Alvarez	Security and Fraud control manager	40	2008
Miguel Angel Fernandez	Systems manager	53	2009
Alberto Figueroa	Management Control and Relationship with Central Bank manager	49	2009
Guillermo Powell	Systems Security Manager	50	2009
Set forth below are brief biographical descriptions of the members of our Board of Directors and our senior management as of December 31, 2009. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Republic of Argentina.
Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our Board of Directors and member of our executive committee and senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the Board of Directors of Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa and Inversora Juramento S.A.
Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our Board of Directors and a member of our executive committee, our senior credit committee, our operational risk committee, our assets and liabilities committee and our senior credit committee. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the Board of Directors of, Banco del Tucumán S.A., and Macro Securities S.A. Sociedad de Bolsa.
Jorge Pablo Brito was born on June 29, 1979. He is a member of our Board of Directors, the coordinator of our executive committee and a member of our senior credit committee, our systems committee, our assets and liabilities committee, our senior legal recovery committee and our internal audit committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the Board of Directors of Macro Warrants S.A., vice-chairman of the Board of Directors of Inversora Juramento S.A., as directors of Banco del Tucumán S.A., Sud Inversiones y Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa.
Marcos Brito was born on October 5, 1982. He holds an economics degree from the Universidad Torcuato Di Tella. He is a member of our Board of Directors and a member of our assets and liabilities committee and our senior legal recovery committee. Mr. Brito also serves as director of Inversora Juramento S.A.

Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our Board of Directors, our internal audit committee and our systems committee. He has been with our bank since June 1988. Mr. Brito Devoto holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Brito Devoto serves as a chairman of the Board of Directors of Macro Bank, and Sud Inversiones y Análisis S.A. and as alternate director of Banco del Tucumán S.A. and Macro Securities S.A. Sociedad de Bolsa.
Roberto Julio Eilbaum was born on December 23, 1944. He is a member of our Board of Directors and a member of our assets and liabilities committee and our anti-money laundering committee. He has been a member of the board since June 2002. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina. Mr. Eilbaum also serves as vice-chairman of the Board of Directors of Sud Inversiones y Analisis S.A, and as alternate director Banco del Tucumán S.A.
Luis Carlos Cerolini was born on January 27, 1954. He is a member of our Board of Directors and has been a member of the board since April 2000. He is a member of our anti-money laundering committee and our senior legal recovery committee. Mr. Cerolini holds a law degree granted by the National University of Córdoba in Argentina. Mr. Cerolini also serves as vice-chairman of Provincanje S.A. and director of Banco del Tucumán S.A., Sud Inversiones y Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and ACH S.A. Cámara Compensadora Electrónica.
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
Guillermo Eduardo Stanley was born on April 27, 1948. He has worked for the Bank since May 2005 and he has been a member of our Board of Directors since May 2006. He is an independent member of our audit committee. He also serves as director of Havanna S.A.
Constanza Brito was born on October 2, 1981. She is the Human Resources and Organization and Processes manager for the Bank. She is a member of our systems committee. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005. Ms. Brito also serves as alternate director of Banco del Tucumán S.A.
Mario Eduardo Bartolomé was born on August 12, 1945. He is an alternate member of our board of director and has served on the board since July 2004.
Delfín Federico Ezequiel Carballo was born on July 4, 1984. He holds an economics degree from the Universidad Torcuato Di Tella. He is an alternate member of our Board of Directors.
Fernando Raúl García Pulles was born on April 15, 1955. He is an independent member of our audit committee. He has a law degree and Doctor of Juridical Sciences degree, both granted by the Catholic University of Argentina. Mr. García Pulles served as Deputy Attorney General from 1991 to 1995. He is a partner of Estudio García Pulles-Calatrava & Asociados and off-counsel lawyer in Estudio O’Farrell.
Rafael Magnanini was born on February 10, 1959. On April 6, 2010 he has been appointed as director of the Bank. He holds a degree in agriculture engineering from the University of Buenos Aires.
Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our Board of Directors, and a member of our systems committee, our operational risk committee and our anti-money laundering committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina, as well as a psychology degree from the Universidad de Ciencias Empresariales y Sociales.
Guillermo Goldberg was born on January 31, 1957. He is our Deputy General manager. He is a member of our systems committee, our asset and liabilities committee and our operational risk committee. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.
Jorge Francisco Scarinci was born on May 19, 1970. He is the head of investor relations and our finance manager. He is a member of our assets and liabilities committee. Mr. Scarinci holds a degree from the School of Economics of the University of Belgrano in Argentina, a master in finance from the University of CEMA and became CFA in 2001.
Ana María Magdalena Marcet was born on February 24, 1961. She is our credit portfolio manager. She has been a member of our staff since December 1996. She is a member of our senior credit committee and our legal recovery senior committee. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a master in banking management from the University of CEMA, both located in Argentina.
Miguel Leon Gurfinkiel was born on December 13, 1950. He is the Government portfolio manager. He has been a member of our staff since April 2006.

Horacio Sistac was born on March 7, 1956. He is our Corporate Banking manager. He is a member of our assets and liabilities committee. Mr. Sistac holds a public accounting degree from the Catholic University of Buenos Aires in Argentina. Mr. Sistac has been with us since September 2005.
Francisco Muro was born on March 2, 1973. He is our Retail banking manager and a member of our assets and liabilities committee. Mr. Muro holds an accounting degree from the School of Economics of the University of Buenos Aires and an MBA from the IAE (Universidad Austral). Mr. Muro has been with us since August 2004.
Brian Anthony was born on April 17, 1973. He is our distribution and sales manager. He is a member of our systems committee and our assets and liabilities committee. Mr. Anthony holds a business administration degree from the CAECE University. Mr. Anthony has been with us since September 2005.
Eduardo Roque Covello was born on February 20, 1957. He is the Operations manager and a member of the Bank’s Operations and Systems Committee. Mr. Covello holds a business administration degree from the Business School in Argentina. He has been a member of our staff since January 1996.
Máximo Eduardo Lanusse was born on October 11, 1973. Mr. Lanusse holds a law degree from the University of Buenos Aires. He has been the Administration manager since February 2007.
Daniel Hugo Violatti was born on May 27, 1962. He is our accounting manager. He is a member of our systems committee and has been a member of our staff since December 1997. Mr. Violatti holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina.
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
María Milagro Medrano was born on October 27, 1976. She is our institutional relations manager and a member of our operations and systems committee. She is an alternate director of Banco del Tucumán S.A.. Ms. Medrano holds a business administration degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.
Gerardo Adrián Alvarez was born on December 13, 1969. He is our security and fraud control manager. Mr. Alvarez holds a law degree from the University of Argentine Federal Police and a post-graduate degree in Money Laundering from Universidad Torcuato Di Tella. He has been with us since January 2006.
Miguel Angel Fernández was born on January 11, 1956. He is our systems manager and a member of our systems committee. He holds a business administration degree from de Universidad de Buenos Aires in Argentina. He has been with us since August 2008.
Alberto Figueroa was born on September 1, 1960. He is our Management Control and Relationships with the Central Bank manager. He is a member of our operational risk committee and our anti-money laundering committee. He holds a public accounting degree from de Universidad de Buenos Aires in Argentina. He has been with us since March 2007.
Guillermo Powel was born on April 20, 1959. He is our systems security manager and a member of our systems committee. He holds a systems analyst degree from the Universidad Argentina JFK. He has been at the Bank since July 2005.
B. Compensation
Argentine law provides that the compensation paid to all directors and syndics (including those directors who are also members of senior management) in a fiscal year may not exceed 5.0% of net income for such year, if the Bank is not paying dividends in respect of such net income. Argentine law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and such issue is included in the agenda and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary meeting.
The aggregate amount of compensation paid by us to all of our directors, alternate directors and senior management for the fiscal year 2009 was Ps. 49.6 million.
Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices
Corporate Governance
As a listed company on the NYSE, we are required under the rules governing listed companies to (i) comply with SEC’s requirements concerning audit committee, (ii) submit an annual written affirmation to the NYSE in relation to the members of our audit committee and interim written affirmations if applicable, (iii) disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards, and (iv) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.macro.com.ar. For further information see item 16.G.
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
On April 6, 2010 Alejandro Almarza, Santiago Marcelo Maidana, Leonardo Pablo Cortigiani, Carlos Javier Piazza, Horacio Della Rocca and Alejandro Carlos Piazza were appointed as members of our supervisory committee, all of whom qualify as independent members.
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
The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2009:

			Year of	Current
Name	Position	Age	Appointment	Term Ends
Alejandro Almarza	Syndic	54	2009	April 2010
Santiago Marcelo Maidana	Syndic	79	2009	April 2010
Leonardo Pablo Cortigiani	Syndic	41	2009	April 2010
Carlos Javier Piazza	Alternate syndic	51	2009	April 2010
Horacio Della Rocca	Alternate syndic	57	2009	April 2010
Alejandro Carlos Piazza	Alternate syndic	55	2009	April 2010

The following table sets forth certain relevant information of the members of our supervisory committee elected by the Ordinary shareholders’ meeting held on April 6, 2010:

			Year of	Current
Name	Position	Age	Appointment	Term Ends
Alejandro Almarza	Syndic	55	2010	April 2011
Santiago Marcelo Maidana	Syndic	80	2010	April 2011
Leonardo Pablo Cortigiani	Syndic	41	2010	April 2011
Carlos Javier Piazza	Alternate syndic	51	2010	April 2011
Horacio Della Rocca	Alternate syndic	57	2010	April 2011
Alejandro Carlos Piazza	Alternate syndic	55	2010	April 2011
Set forth below are brief biographical descriptions of the members of our supervisory committee as of December 31, 2009:
Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A, and as alternate syndic of Banco del Tucumán S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.
Santiago Marcelo Maidana is a syndic on our supervisory committee. Mr. Maidana holds a law degree from the University of Buenos Aires in Argentina. Mr. Maidana also serves as syndic of Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Maidana was admitted to the Bar of the City of Buenos Aires in 1957.
Leonardo Pablo Cortigiani is a syndic on our supervisory committee. Mr. Cortigiani also serves as syndic of Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Cortigiani holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.
Carlos Javier Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion S.A. and served as alternate syndic of Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.
Horacio Della Rocca is an alternate syndic on our supervisory committee. Mr. Della Rocca holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Della Rocca also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and as alternate syndic of Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones y Análisis S.A. Mr. Della Rocca was admitted to the Accountants Professional Association of the City of Buenos Aires in 1977.
Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and as an alternate syndic of Macro Securities S.A. Sociedad de Bolsa, and Sud Inversiones y Análisis S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.
Audit Committee
Our audit committee is comprised of three directors, all of which have independent status according to CNV, and one alternate director, who is also independent. The Argentine independence standards under the rules of the CNV differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.
All of the members of our audit committee who were appointed through a resolution of the Board of Directors dated May 2, 2007 were elected for one-fiscal year renewable terms. They were renewed by the Board of Directors in June 6, 2008, in April 24, 2009 and in May 7, 2010.
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
The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2009:

			Year of
Name	Position	Age	Appointment	Status
Guillermo Eduardo Stanley	Chairman	61	2007	Independent
Carlos Enrique Videla	Vice Chairman	64	2007	Independent
Alejandro Macfarlane	Member	44	2007	Independent
Fernando Raúl García Pulles	Alternate Member	54	2007	Independent

Committees Reporting to the Board of Directors and to the CEO and the CFO
The following committees are under the supervision of our Board of Directors:
Executive committee. The executive committee is responsible for the management of the business and common affairs of the Bank and its powers include to: (i) manage the business and common affairs of the Bank and all other matters delegated by the Board of Directors; (ii) develop the commercial, credit and financial policy of the Bank subject to the goals approved by the Board of Directors; (iii) establish, maintain, eliminate, restructure or move the offices and areas of the administrative and operating organization of the Bank; (iv) establish special committees and approve various operating structures and determine the scope of their functions and duties; (v) approve personnel, including to appoint the General Manager, Assistant Managers, Executive Vice Presidents and other Department Heads and Managers, and to set the amount of their remunerations, working terms and conditions and any other personnel policy measure, including promotions; (vi) propose the establishment, opening, moving or closing of branches, agencies or representatives in the country or abroad; and (vii) supervise the management of subsidiary companies and of the other companies in which the Bank holds a participating interest and to propose to the Board of Directors the incorporation, acquisition or total or partial sale of participating interests in companies in financial services.
The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2009:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director — coordinator
Internal audit committee. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.
The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2009:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Carlos Enrique Videla	Director — Independent
Carmen Estévez	Internal audit manager — coordinator
Systems. The systems committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.
The main functions of the systems committee are: i) oversees the proper functioning of Information Technology and Systems ii) contributes to the improvement of the information technology and systems environment effectiveness; iii) notes Systems Plan; iv) periodically evaluates the Systems Plan and reviews its compliance; v) reviews the reports issued by environmentally related audits of Information Technology and Systems and oversees the implementation of corrective actions designed to stabilize or minimize weaknesses observed; and vi) maintains timely communication with officials of the External Audit Management Systems Division of the Superintendence of Financial and Exchange Entities in relation with the problems identified in inspections and monitor actions undertaken to solve such problems. The systems committee meets quarterly and prepares a written report which details the topics discussed at each meeting, as well as the points that require further follow-up. This record is sent to the Board of Directors for their knowledge.
The following table sets forth certain relevant information of senior members of the systems committee as of December 31, 2009:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Miguel Angel Fernandez	Systems manager — coordinator
Eduardo Roque Covello	Operations manager
Brian Anthony	Distribution and Sales Manager
Constanza Brito	Human Resources and Organization and Processes manager
María Milagro Medrano	Institutional relations manager
Daniel Hugo Violatti	Accountancy and Tax manager
Guillermo Powell	System’s security manager

Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps. 6,000,000 and examines periodic reports related to our loan portfolio. The following table sets forth certain relevant information of the members of the senior credit committee, as of December 31, 2009:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
Ana M. Marcet	Credit Risk manager — coordinator
Committee on assets and liabilities. The committee on assets and liabilities is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to the Bank’s liquidity, market, interest rate and currency risks.
The following table sets forth certain relevant information of the members of our committee on assets and liabilities as of December 31, 2009:

Name	Position
Delfin Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
Roberto Eilbaum	Director
Guillermo Goldberg	Deputy general manager
Jorge Scarinci	Financial and Investor relations manager — coordinator
Brian Anthony	Distribution and Sales manager
Horacio Sistac	Corporate banking manager
Francisco Muro	Retail banking manager
Marcos Brito	Director
Operational Risk committee. The operational risk committee is responsible for the evaluation of the risk operations administration model. It has the authority to investigate any topic that may need the intervention of the committee and its functions include: (i) appraising changes in policies, procedures and structures and submitting them to the consideration of the Board of Directors; (ii) evaluating periodic reports from the Operational Risk Area and informing the Executive Board of any relevant details; (iii) reviewing, at least annually, the Bank’s firm-wide framework regarding management of operational risk; (iv) promoting the creation of an organizational culture that prioritizes the administration of Operational Risk, including standards of conduct, integrity and behavior ethics for personnel; and (v) providing an executive-level forum for discussion and decision-making on all aspects of Operational Risk and its management, compliant with all the obligations imposed by applicable laws and decrees.
The following table sets forth certain relevant information of the senior management members of our operational risk committee as of December 31, 2009:

Name	Position
Jorge Pablo Brito	Director
Guillermo Goldberg	Deputy general manager
Ernesto Medina	Deputy general manager
Alberto Figueroa	Management Control and Relationship with Central Bank manager
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
The following table sets forth certain relevant information of the members of our anti-money laundering committee as of December 31, 2009:

Name	Position
Luis Cerolini	Director
Roberto Eilbaum	Director
Ernesto Medina	Deputy general manager
Alfredo Cobos	Responsible for Anti-money laundering sector — coordinator
Alberto Figueroa	Management Control and Relationship with Central Bank manager

Senior Legal Recovery committee. The senior legal recovery committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. The committee’s functions and powers are to: a) approve special recovery policies for different bank segments; b) analyze and decide on payment or refinancing proposals that are exceptional to specified refinancing policies and reductions and also meet some of the following requirements: -The principal owed is higher than Ps. 500,000; or — implies a capital reduction in excess of Ps. 100,000; c) analyze and decide on proposals for the termination of account management and the filing of court proceedings for unpaid principal amounts higher than Ps. 500,000; d) analyze and decide on the selection of Law Firms to manage principal debts in excess of Ps. 500,000; e) discuss and decide on recovery policies or portfolio sales proposed by the Junior Recovery Committee; f) approve write off of debts higher than Ps. 500,000; g) determine, in both court and out-of-court tenders, the value of property guaranteeing financing in cases where powers granted exceed the scope of those conferred upon other empowered institutions.
The following table sets forth certain relevant information of the members of our Senior Legal Recovery committee as of December 31, 2009:

Name	Position
Luis Cerolini	Director
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Ernesto López	Legal manager-coordinator
Ana M. Marcet	Credit Risk manager
Marcos Brito	Director
D. Employees
As of December 31, 2009 we had 7,863 employees, 35% of whom worked at our headquarters and the remaining 65% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2007	2008	2009
Headquarters	2,713	2,805	2,775
Branches	5,201	5,168	5,088

Total	7,914	7,973	7,863

E. Share Ownership
As of December 31, 2009, the persons who are currently members of our Board of Directors, our Supervisory Committee or are our senior management held as a group 243,367,414 shares of our capital stock. This represented approximately 41% of our outstanding capital stock as of such date and 45% of the voting rights. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini and Carlos Enrique Videla, no member of our Board of Directors, the Supervisory Committee or senior management directly or beneficially owned shares as of December 31, 2009.
The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors, our Supervisory Committee and members of senior management as of December 31, 2009:

	Number of	Number of	Percentage of	Percentage of
	Class A	Class B	Capital stock	Voting rights
Shareholder Name	shares owned	shares owned	(%)	(%)
Jorge Horacio Brito	5,292,143	117,431,806	20.64%	22.50%
Delfín Jorge Ezequiel Carballo	4,895,416	108,408,833	19.06%	20.78%
Juan Pablo Brito Devoto	281,590	6,310,409	1.11%	1.21%
Jorge Pablo Brito	—	500,000	0.08%	0.08%
Luis Carlos Cerolini	—	168,500	0.03%	0.03%
Carlos Enrique Videla	5,874	72,843	0.01%	0.02%

Total	10,475,023	232,892,391	40.93%	44.62%

As of March 31, 2010, the persons who are currently members of our Board of Directors, our Supervisory Committee or are our senior management held as a group a total of 243,170,698 shares of our capital stock. This represented approximately 41% of our outstanding capital stock and 45% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Cerolini, and Carlos Enrique Videla, no member of our Board of Directors, the Supervisory Committee or senior management directly or beneficially owned shares as of March 31, 2010.

The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors, our supervisory committee and members of senior management, as of March 31, 2010:

	Number of	Number of	Percentage of	Percentage of
	Class A	Class B	Capital stock	Voting rights
Shareholder Name	shares owned	shares owned	(%)	(%)
Jorge Horacio Brito	5,292,143	117,431,806	20.64%	22.50%
Delfín Jorge Ezequiel Carballo	4,895,416	108,408,833	19.06%	20.78%
Juan Pablo Brito Devoto	281,590	6,310,409	1.11%	1.21%
Jorge Pablo Brito	—	372,700	0.06%	0.06%
Luis Carlos Cerolini	—	137,000	0.02%	0.02%
Carlos Enrique Videla	5,874	34,927	0.01%	0.01%

Total	10,475,023	232,695,675	40.90%	44.58%

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
As of December 31, 2009, we had 594,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 583,249,498 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. As of December 31, 2009, we had 5,378 shareholders.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2009:

	Number of	Number of		Percentage of		Percentage of
	Class A	Class B		capital stock		Voting rights
Shareholder Name	shares owned	shares owned	Total	(%)		(%)
ANSES	—	182,053,609	182,053,609	30.62	%(1)	28.47%
Jorge Horacio Brito	5,292,143	117,431,806	122,723,949	20.64%		22.50%
Delfín Jorge Ezequiel Carballo	4,895,416	108,408,833	113,304,249	19.06%		20.78%
Other Shareholders	1,048,111	175,355,250	176,403,361	29.68	%(2)	28.25%

Total	11,235,670	583,249,498	594,485,168	100.00%		100.00%

(1)
Although ANSES holds capital stock for up to 30.62%, pursuant to section 8 of Law No. 26,425 and its cross-reference to section 76 of Law No. 24,241, such shareholder’s voting rights are limited to 5%. In the shareholders meetings held on April 21, May 12 and 27, 2009, ANSES made reserve of the right to vote without such limit.

(2)	The 20.95% of capital stock is held in the form of ADSs issued by The Bank of New York.
As of March 31, 2010, we had 594,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 583,249,498 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights. As of March 31, 2010, we had 5,136 shareholders.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2010:

	Number of	Number of		Percentage of		Percentage of
	Class A	Class B		capital stock		Voting rights
Shareholder Name	shares owned	shares owned	Total	(%)		(%)
ANSES	—	182,210,297	182,210,297	30.65	%(1)	28.50%
Jorge Horacio Brito	5,292,143	117,431,806	122,723,949	20.64%		22.50%
Delfín Jorge Ezequiel Carballo	4,895,416	108,408,833	113,304,249	19.06%		20.78%
Other Shareholders	1,048,111	175,198,562	176,246,673	29.65	%(2)	28.22%

Total	11,235,670	583,249,498	594,485,168	100.00%		100.00%

(1)
Although ANSES holds capital stock for up to 30.65%, pursuant to section 8 of Law No. 26,425 and its cross-reference to section 76 of Law No. 24,241, such shareholder’s voting rights are limited to 5%. In the shareholders meetings held on April 21, May 12 and 27, 2009 and April 6, 2010 ANSES made reserve of the right to vote without such limit.

(2)	The 21.66% of capital stock is held in the form of ADSs issued by The Bank of New York.

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, since December 31, 2006:

	Outstanding Capital
Date	Stock (Ps.)	Event	Major Shareholders
December 31, 2006	683,943,437		Jorge H. Brito 19.81%
			Delfín Jorge Ezequiel Carballo 17.72%
			Juan Pablo Brito Devoto 0.10%

December 31, 2007	683,943,437	Transfer of shares	Jorge H. Brito 18.87% (1)
			Delfín Jorge Ezequiel Carballo 16.80% (1)
			Juan Pablo Brito Devoto 0.10% (1)

February 29, 2008	683,978,973	Capital Increase (2)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.56%
			Juan Pablo Brito Devoto 0.98%

December 31, 2008	683,978,973	Transfer of shares (3)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.56%
			Juan Pablo Brito Devoto 0.98%
			ANSES 26.62%

April 30, 2009	623,978,973	Capital Decrease (4)	Jorge H. Brito 20.11%
			Delfín Jorge Ezequiel Carballo 18.15%
			Juan Pablo Brito Devoto 1.07%
			ANSES 29.18%

September 30, 2009	594,485,168	Capital Increase/Decrease (5) (6)	Jorge H. Brito 20.78%
			Delfín Jorge Ezequiel Carballo 19.05%
			Juan Pablo Brito Devoto 1.11%
			ANSES 30.62%

(1)	Monthly movements mainly from November 2006 to May 2007.

(2)
On June 4 and June 5, 2007, shareholders’ meetings for Banco Macro and Nuevo Banco Suquía, respectively, resolved to authorize the merger of Nuevo Banco Suquía into the Bank and an increase in the capital stock of the Bank’s from Ps.683,943,437 to Ps.683,978,973, issuing 35,536 Class B ordinary shares with a Ps. 1.00 par value each and the right to one vote per share, to be granted to the minority shareholders of Nuevo Banco Suquía, as a result of the merger. Although this capital increase was authorized in 2007, the new shares were issued on February 12, 2008.

(3)
On November 20, 2008, the Argentine Congress passed Law No. 26,425 unifying the Argentine pension and retirement system into a system publicly administered by the National Social Security Agency (Administración Nacional de la Seguridad Social), or ANSES, eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to ANSES. These transferred assets included shares of Banco Macro. ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares.

(4)
Related to the reduction of the capital stock by 60,000,000 registered Class B shares entitled to 1 vote each with a face value of Ps. 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market was going through in general. On April 21, 2009, and after BCBA authorization, the Bank’s general ordinary and extraordinary shareholders’ meeting and special shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the IGJ registered, and the Central Bank consented to the capital stock reduction.

(5)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel, in the merger process with such bank.

(6)
Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of ARS 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (4) above. On September 10, 2009, the Bank’s general ordinary and extraordinary shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. Subsequently, the BCBA and the CNV approved such capital reduction, the IGJ recorded it and the Central Bank acknowledged it.

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
We are required by the Central Bank to present, on a monthly basis, a list of the outstanding amount of credit advanced to directors, controlling shareholders, officers and other related entities, which is recorded in the minute book of the Board of Directors. Central Bank Rules establish that loans to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public. Additionally, the Central Bank establishes limits for the transactions with related parties.

“Related parties” is defined as our directors, our senior officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated.
For the years ended December 31, 2009, 2008 and 2007 an aggregate of Ps. 15.7 million, Ps. 17.8 million and Ps. 15.8 million, respectively, in financial assistance granted by us (including loans, leasing and guarantees granted) was outstanding to related parties. The single largest amount of financial assistance outstanding as of December 31, 2009 was Ps. 2.3 million to Inversora Juramento S.A. with an average interest rate of 16.8%.
Likewise, as of December 31, 2009, 2008 and 2007, the deposits made by related parties to the Bank amounted to Ps. 124.4 million, Ps. 67.1 million and Ps. 141.7 million, respectively.
For further information regarding related parties transactions see note 8 to our consolidated financial statements for the year ended December 31, 2009.
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
For further information regarding Legal Proceedings see note 16 “Tax claims” to our consolidated financial statements for the year ended December 31, 2009.
Dividend Policy
Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.
The following table sets forth the cash dividends paid to our shareholders in 2003 through 2009. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

				Aggregate
				Dividend
				Payment
Based on financial statements for year ended			Dividends per Share	(in millions of
December 31,	Payment Dates		(in pesos)	pesos)
2003	July 2004		0.10	60.9
2004	April 2005		0.05	30.4
2005	May 2006		0.10	68.4
2006	May 2007		0.15	102.6
2007	May 2008		0.25	171.0
2008	September 2009		0.25	149.9	(2)
2009	Pending	(1)	0.35	208.1

(1)	For the fiscal year ended December 31, 2009, dividends approved by the shareholders’ meeting held on April 6, 2010 have been approved by the Central Bank on May 28, 2010. Payment date to be announced.

(2)	For the fiscal year ended December 31, 2008, dividends paid in cash were Ps. 148.3 million based on the outstanding number of shares on the payment dates.

Central Bank and contractual limitations on distribution of dividends
The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent.
The Central Bank has eased these restrictions through Communication “A” 4,589, as amended by Communication “A” 4,591, “A” 5,072 and others, by providing for a mechanism for the calculation of distributable profits of the financial institutions:
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
(ii) we are receiving financial assistance from the Central Bank;
(iii) we are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; or
(iv) we are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).
We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to Fiscal year 2003 through 2009.
Additional regulatory and contractual restrictions exist which affect the distribution of earnings and are included in Note 15 of our consolidated Financial Statements as of December 31, 2009.
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
Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends.
Legal reserve requirement
According to the Argentine Financial Institutions Law, or the Financial Institutions Law, and Central Bank regulations, we are required to maintain a legal reserve of 20% of our yearly income plus or minus prior-year adjustments and minus the accumulated loss at the prior year closing period. The legal reserve is not available for distribution to shareholders. Under Argentine corporate law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement, (ii) to pay the accrued fees of the members of the Board of Directors and statutory supervisory committee; (iii) to pay fixed dividends, which are applied first to pending and unpaid dividends and holders of preferred stock (if applicable); (iv) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and (v) the remainder of the net income for the year may be distributed as dividends on common stock or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.
B. Significant Changes
Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9.	The Offer and Listing
A. Offer and listing details
The table below shows the high and low market prices in pesos for our Class B shares on the BCBA for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low

2010:
April	10.80	12.60
March	12.65	10.25
February	10.95	9.40
January	11.60	10.30

2009:
December	11.30	10.40
November	12.65	10.30

2009	12.65	3.36
2008	8.46	2.12
2007	12.30	7.20
2006	9.51	5.32
2005	5.45	3.47

2009
4th quarter	12.65	9.20
3rd quarter	9.29	5.90
2nd quarter	6.55	3.74
1st quarter	4.19	3.36

2008
4th quarter	6.15	2.12
3rd quarter	6.60	5.00
2nd quarter	8.46	5.37
1st quarter	8.16	6.70
Source: BCBA Bulletin.
The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro (1)	High	Low

2010:
April	32.31	27.83
March	32.77	26.01
February	28.88	23.74
January	30.50	27.35

2009:
December	29.97	27.12
November	33.85	26.96

2009	33.85	8.72
2008	26.67	4.92
2007	39.11	22.40
2006	31.96	18.35

2009
4th quarter	33.85	23.95
3rd quarter	24.46	15.19
2nd quarter	17.27	9.63
1st quarter	12.83	8.72

2008
4th quarter	19.11	4.92
3rd quarter	21.62	15.44
2nd quarter	26.67	16.61
1st quarter	25.99	20.86
Source: Reuters

(1)	the Bank was first listed on NYSE in March 2006

B. Plan of Distribution
Not applicable.
C. Markets
Our Class B shares are currently traded on the BCBA under the symbol ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 24, 2006 under the symbol ‘BMA’.
Our (i) 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Notes Due 2036, (ii) 8.50% Notes Due 2017 and (iii) 10.750% Argentine Peso-Linked Notes Due 2012 are all currently listed on both the BCBA and the Luxembourg Stock Exchange.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10.	Additional Information
A. Share Capital
Not applicable
B. Memorandum and Articles of Association
General
We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of Bahia Blanca, Province of Buenos Aires, Argentina, under Nr. 1154 of Book 2, Volume 75 of Sociedades Anónimas. We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 10, 1996 under Nr. 9777 of Book 119, Volume A of sociedades anónimas. A translation of our bylaws has been filed as an exhibit to our 2006 annual report on form 20-F filed on July 13, 2007.
As of December 31, 2009, our capital stock consists of Ps. 594,485,168, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 583,249,498 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.
Under our bylaws, we may issue different classes of shares of common stock entitled with one to five votes per share.
However, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid. Our Class B shares have been listed on the BCBA since November 1994. Our ADSs have been listed in the NYSE since March 24, 2006. Holders of Class A shares are permitted to convert their shares into Class B shares on a one-for-one basis.
Corporate Purpose
Our bylaws sets forth that our corporate purpose is to engage within or outside of Argentina in any banking transaction contemplated and authorized under the Financial Institutions Law and other laws, rules and regulations governing banking activities in the place of performance, under the guidelines and with prior authorization, if appropriate, of the Central Bank. In addition, we are capable of acting as an agent in connection with securities in the open market, and in any exchange transactions contemplated under the legal provisions in effect governing the activity, under the guidelines and with the prior authorization, if appropriate, of the CNV. To that effect, we have full legal capacity to develop rights, incur obligations, and execute any kind of act and transaction related thereto. Furthermore, we are capable of having interests in other domestic or foreign financial institutions with the prior authorization of the Central Bank.

Shareholders’ liability
Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under Argentine corporate law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also “Risk Factors— Our shareholders may be subject to liability for certain votes of their securities”.
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
Holders of ADSs may be restricted in their ability to exercise preemptive rights if an annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to Argentine corporate law, in the case of public companies, such 30-day period may be reduced to a minimum of ten days if so approved by the company’s shareholders at an extraordinary shareholders’ meeting.
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

Ordinary and extraordinary meetings
Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporation Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the statutory audit committee and election and remuneration of directors and members of the statutory audit committee. In addition, pursuant to Decree No. 677/2001, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation of shareholders’ preemptive rights.
Notices of meetings
Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law, and in case of publicly traded companies, Law No. 17,811. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.
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
Anti-takeover provisions
Our bylaws do not contain any provision that would (i) oblige us to disclose information regarding our shareholders; and (ii) have the effect of delaying, deferring or preventing a change in control, the last of which may happen only in the event of a merger, acquisition or public offering for acquisition.
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

	Exchange Rates
			Average	Period-
	High	Low	(1)	end
2005	3.0523	2.8592	2.9230	3.0315
2006	3.1072	3.0305	3.0741	3.0695
2007	3.1797	3.0553	3.1156	3.1510
2008	3.4537	3.0128	3.1614	3.4537
2009	3.8545	3.4497	3.7301	3.7967
November 2009	3.8192	3.7988	3.8110	3.8102
December 2009	3.8205	3.7920	3.8070	3.7967
January 2010	3.8230	3.7942	3.8042	3.8230
February 2010	3.8677	3.8310	3.8512	3.8598
March 2010	3.8763	3.8543	3.8627	3.8763
April 2010	3.8862	3.8682	3.8761	3.8862

(1)	Based on daily closing price.
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
For the purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of Class B shares or ADSs and you are for U.S. federal income tax purposes:
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
We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:
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
Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs before January 1, 2011 will be subject to taxation at a maximum rate of 15% under current law if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance recently issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance. See below for a discussion of our potential PFIC classification.
Based on existing IRS guidance, it is not entirely clear whether dividends received with respect to the Class B shares will be treated as qualified dividend income, because the Class B shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate additional procedures pursuant to which holders of ADSs or Class B stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in the light of your own particular circumstances.
Dividends paid in pesos will be includible in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of Class B shares, or the depositary, in the case of Class B shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars. If dividends paid in pesos are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss. However, U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any pesos received by the U.S. holder or the depositary are not converted into U.S. dollars on the date of receipt.

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
In general, if during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business.
We are unable to determine with certainty that we are not a PFIC because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “active bank exception”). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.
Because final regulations have not been issued and because the definition of banking income for purposes of the active bank exception is unclear under both the notice and the proposed regulations, our status under the PFIC rules is subject to considerable uncertainty. We conduct, and intend to continue to conduct, a significant banking business, and therefore we believe we should qualify as an active foreign bank. However, there can be no assurance that a sufficient amount of our assets will be treated as generating qualifying banking income to avoid our characterization as a PFIC. In particular, we presently hold a significant amount of cash and securities that may be considered passive assets, even if we are treated as an active foreign bank. Accordingly, U.S. holders could be subject to U.S. federal income tax under the rules described below. U.S. holders should consult their tax advisors regarding this issue.

If we are treated as a PFIC for any taxable year, a U.S. holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Class B shares or ADSs, and (b) any “excess distribution” made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Class B shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the Class B shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Class B shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Class B shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income.
A U.S. holder may mitigate these effects by electing mark-to-market treatment for its ADSs or Class B shares, provided the relevant shares constitute “marketable stock” as defined in Treasury regulations. Our ADSs and our Class B shares will be “marketable stock” if they are “regularly traded” on a “qualified exchange or other market”. The term “qualified exchange or other market” includes the NYSE. Our ADSs will be “regularly traded” if they are traded on at least 15 days during each calendar quarter, other than in de minimis quantities. For the calendar year of our initial public offering, our ADSs will be regularly traded if they are regularly traded, other than in de minimis amounts, on one-sixth of the days remaining in the quarter in which the offering occurred, and on at least 15 days during each remaining quarter of the calendar year. No assurance can be provided that our ADSs will be characterized as regularly traded on a qualified exchange or other market for this purpose. Our Class B shares will be treated as listed on a “qualified exchange or other market” for purposes of the relevant Treasury regulations if the exchange on which they are listed has sufficient trading volume, listing, financial disclosure and surveillance, is regulated or supervised by a governmental authority of the country in which the market is located, and meets certain other characteristics. It is unclear whether the BCBA would meet these requirements and whether there would be sufficient trading of the Class B shares for the Class B shares to be characterized as “regularly traded.” It is therefore unclear whether a U.S. holder would be able to elect mark-to-market treatment for the Class B shares.
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
Furthermore, if we are characterized as a PFIC, a U.S. holder will be required to annually file an IRS Form 8621. Under recent legislation, the statute of limitations on assessment and collections will remain open with respect to unreported PFIC interests.
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

Material Argentine Tax Considerations
The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs.
Dividends tax. Dividends paid on our Class B shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income at the previous fiscal period which are subject to withholding at the rate of 35% applicable on such excess and regarding both local and foreign shareholders.
Capital gains tax. Due to the amendments made to the Argentine Income Tax Law by Law 25,414, Decree 493/2001 (the “AITL”) and the abrogation of Law 25,414 by 25,556, it is not clear whether certain amendments are in effect. Although opinion No. 351 of the National Treasury General Attorney Office solved the most important matters related to capital gains, certain issues still remain unclear:
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
Value added tax: The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.
Transfer taxes: The sale, exchange or other disposition of our Class B shares or ADSs is not subject to transfer taxes.
Stamp taxes: Argentine residents may be subject to stamp tax in certain Argentine provinces in case transfer of our Class B shares or ADSs is performed or executed in such jurisdiction by means of written agreements. In the City of Buenos Aires the sale of Class B shares or ADSs is exempt from stamp tax.
Other taxes: There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs, except for the province of Buenos Aires. In such jurisdiction, there is a tax on free transmission of goods, including inheritance, legacies, donations, etc. The tax rates have been set between 5% and 10.5% according to the taxable base and the degree of kinship involved. Free transmission of Class B shares or ADSs could be subject to this tax.
In addition, turnover tax could be applicable to Argentine residents on the transfer of Class B shares
Tax treaties. Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.
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
Market Risk
Market risk is the risk of loss arising from fluctuations in financial markets variables such as interest rates, foreign exchange rates and other rates or prices. This risk is a consequence of our lending, trading and investments businesses and mainly consists of interest rate risk, foreign exchange risk and financial asset quotes.
For additional information regarding market risk management see note 18 to our audited consolidated financial statements for the year ended December 31, 2009.
We evaluate, upgrade and improve market risks measurements and controls on a daily basis. In order to measure significant market risks (whether they arise in trading or non-trading portfolios) we use the VaR methodology.
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
All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaR’s models is therefore continuously monitored. As calculated by the Bank, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a five-day horizon at a one-tailed 99% confidence interval. We assume a five day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison.
The following table shows the 5-day 99% confidence VaR for the Bank combined trading portfolios for 2009 (in millions of pesos):

2009
Minimum	39.8
Maximum	67.2
Average	56.8
December 2009	39.8
In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. The main source of our VaR was during 2009 the foreign exchange portfolio.
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
The following table shows the 3-month 99% confidence VaR for the Bank combined interest rate position for 2009 (in millions of pesos):

2009
Minimum	198.3
Maximum	261.2
Average	227.8
December 2009	198.3
Foreign Exchange Risk
The following table shows the VaR for the Bank combined foreign exchange position for 2009 (in millions of pesos):

2009
Minimum	18.9
Maximum	37.0
Average	29.3
December 2009	22.0
Equity and Commodity Price Risk
Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.
Item 12.	Description of Securities Other Than Equity Securities
A– Not applicable
B– Not applicable
C– Not applicable
D – American Depositary Shares
Fees and Charges Applicable to ADS Holders
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors, by deducting those fees from amounts being distributed or by selling a portion of the distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$02 (or less) per ADS (or portion thereof)	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Persons depositing or withdrawing shares must pay:	For:

Registration fees	• Registration of transfer of shares on our stock registry to or from the name of the depositary or its nominee or the custodian, or its nominee when making deposits or withdrawals

Expenses of the depositary	• Cable, telex and facsimile transmissions

• Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian, have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents, including the custodian, for servicing the deposited securities	• As necessary
Fees and Direct and Indirect Payments Made by the Depositary to us
Past Fees and Payments
During 2009, we received from the depositary a reimbursement of US$ 75,000 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by us during the year ended December 31, 2008. In addition, the depositary waived the cost of various support services that it provided to us.
Future Fees and Payments
The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us, but the amount of such reimbursements is not necessarily tied to the amount of fees the depositary collects from investors. In addition, the depositary has waived the cost of various support services that it provides to us.
We are expecting to receive from the depositary reimbursements for expenses incurred by us during the year ended December 31, 2009. We do not expect them to differ significantly from the total amount received for the year ended December 31, 2008.
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15. Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2009. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.
Management’s Annual Report on Internal Control over Financial Reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Bank’s internal control over financial reporting includes those policies and procedures that:
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
The Bank’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2009 the Bank’s internal control over financial reporting was effective.
The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2009, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.
Attestation Report of the Independent Registered Public Accounting Firm
The Bank’s independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting. The report follows below:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
BANCO MACRO S.A. and subsidiaries
Sarmiento 447
City of Buenos Aires
We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
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
In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009 of BANCO MACRO S.A. and its subsidiaries, and our report dated May 28, 2010 expressed an unqualified opinion thereon.
City of Buenos Aires,
May 28, 2010
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
CARLOS M. SZPUNAR
Partner
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Fees Paid to the Bank’s Principal Accountant
Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2008 and 2009 are detailed below.

	For the year ended December 31,
Thousands of pesos	2008	2009

Audit Fees	9,097	9,380
Audit Related Fees	442	240
Tax Fees	—	—
All Other Fees	35	—

Total	9,574	9,620

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
Tax Fees
The auditors do not provide any tax advice.
All Other Fees
Fees disclosed in the table above under “All Other Fees” consisted of other fees paid for professional services.
Audit Committee’s Pre-approval Policies and Procedures
Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, at least on a yearly basis, the related fees.
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				Maximum number of shares/pesos
	Total number of		Total number of	that may yet be purchased under the
	shares	Average price	shares purchased as	program
Period	purchased	paid per share	part of the program	in Shares	in Ps.
2008
Month #1 January 1- 31	291,432	6.871	291,432	29,708,568	207,997,588
Month #2 February 1- 29	1,148,000	6.939	1,439,432	28,560,568	200,030,622
Month #3 March 1- 31	—	—	1,439,432	28,560,568	200,030,622
Month #4 April 1- 30	—	—	1,439,432	28,560,568	200,030,622
Month #5 May 1- 31	3,580,870	6.655	5,020,302	24,979,698	176,261,596
Month #6 June 1- 30	7,970,482	6.108	12,990,784	17,009,216	115,048,015
Month #7 July 1- 30	14,752,394	5.550	27,743,178	22,256,822	112,030,278
Month #8 August 1- 31	14,560,016	5.830	42,303,194	7,696,806	40,293,946
Month #9 September 1- 30	5,143,270	5.741	47,446,464	5,082,578	10,767,691
Month #10 October 1- 31	13,219,536	3.839	60,666,000	41,334,000	152,055,524
Month #11 November 1- 30	12,252,676	3.136	72,918,676	29,081,324	124,147,791
Month #12 December 1- 31	2,622,842	3.842	75,541,518	26,458,482	112,213,159

2009

Month #1 January 1- 31	4,158,482	3.853	79,700,000	22,300,000	97,531,279
Month #2 February 1- 28	6,520,000	3.706	86,220,000	15,780,000	67,587,946
Month #3 March 1- 31	3,352,873	3.631	89,572,873	12,427,127	61,462,567
Month #4 April 1- 29	1,068,819	3.841	90,641,692	11,358,308	57,564,636

TOTAL	90,641,692	4.826	90,641,692	11,358,308	57,564,636

Repurchase original program and modifications
1.
On January 8, 2008, the Board of Directors decided to establish the following terms and conditions for the acquisition of its own shares issued by Banco Macro under the provisions of Section 68 of Law No. 17,811 (added by Decree No. 677/2001) and the rules of the CNV: (a) maximum amount of the investment: up to Ps. 210,000,000; (b) maximum number of shares to be acquired: up to 30,000,000 common, book entry, Class B shares with a par value of Ps. 1 (one Peso) each and entitled to 1 (one) vote per share, in the form of shares or ADSs representing 10 shares each, which amount does not exceed the limitation of the 10% of the capital of the Bank, as established by the applicable Argentine laws and regulations; (c) payable price: between Ps. 6.50 per share and up to Ps. 7.00 per share, and (d) term for the acquisition: 120 calendar days from the date of publication of the relevant information in the BCBA Bulletin, subject to any renewal or extension to be duly informed to the public in such Bulletin.

2.
In May 2008 the Board of Directors of the Bank decided to extend the term for the acquisition of certain shares issued by the Bank for 30 additional calendar days and to amend the price range fixing such range between Ps. 6.00 and up to Ps. 7.00 per share.

3.	In June 2008 the Board of Directors decided to extend the term for the acquisition of shares until July 6, 2008 and fixed the price range between Ps. 5.00 and up to Ps. 7.00 per share.
4.
In July 2008 the Board of Directors of the Bank decided to increase the maximum amount of funds to be applied to the repurchase of shares up to Ps. 290,000,000 and the maximum number of shares subject to repurchase up to 50,000,000, to amend the price range of the shares, fixing such range between Ps. 4.00 and up to Ps. 7.00 per share and to extend the term for the acquisition of shares until September 5, 2008.

5.
On September 4, 2008 the Board of Directors of the Bank decided to extend the maximum number of shares subject to repurchase up to 52,529,042, to amend the price range of the shares, fixing such range between Ps. 4.00 and up to Ps. 6.00 per share and to extend the term for the acquisition of shares until October 5, 2008.

6.
In October 2008 the Board of Directors of the Bank decided to increase the maximum amount of funds to be applied to the repurchase of shares up to Ps. 390,000,000, the maximum number of shares up to 68,000,000 and to amend the price range of the shares, fixing such range between Ps. 1.00 and up to Ps. 6.00 per share.

7.
On October 29, 2008 the Board of Directors of the Bank decided to increase the maximum amount of funds to be applied to the repurchase of shares up to Ps. 495,000,000, the maximum number of shares up to 102,000,000, to amend the price range of the shares, fixing such range between Ps. 0.01 and up to Ps. 4.00 per share and to extend the term for the acquisition of shares until December 19, 2008. This term was subsequently extended until April 30, 2009 by the Board of Directors meeting held on April 1, 2009.

In accordance with the above, until April 29, 2009, the Bank acquired 89,493,692 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of Ps. 437,435,364. On April 21 and on September 10, 2009, the Bank reduced its capital stock in an amount of Ps. 60,000,000 and Ps. 30,641,692, respectively, representing 60,000,000 and 30,641,692 Class B shares, with a par value of Ps. 1 each and entitled to 1 vote per share.
Purchases of Corporate Bonds by the Issuer and Affiliated Purchasers

	2017 Notes v/n	2012 Notes v/n
	US$	US$
Period	(1)	(2)
2008
January	9,500,000	—
September	10,850,000	—
October	12,375,000	1,500,000
November	1,300,000	6,160,000
December	8,530,000	800,000

Total 2008	42,555,000	8,460,000

2009
February	—	200,000
April	—	4,500,000
May	1,050,000	21,020,000
August	—	1,825,000

Total 2009	1,050,000	27,545,000

Total Repurchased	43,605,000	36,005,000

As of December 31, 2009, the Bank repurchased and formally cancelled non-subordinated 2017 Notes for a face value amount of US$43,605,000. Therefore, as of December 31, 2009, the remaining principal of 2017 Notes totals a face value of US$106,395,000.
As of December 31, 2009, the Bank repurchased and formally cancelled non-subordinated 2012 Notes for a face value amount in pesos equivalent to US$36,005,000. Therefore, the remaining principal of 2012 Notes totals a face value amount in pesos equivalent to US$63,995,000.
Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.	Corporate Governance
Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the “Bank”, while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Business Companies Law, Decree No. 677/01 and the Standards of the CNV, in lieu of the provisions of Section 303A, except that it is required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c).
Accordingly:
(i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06);
(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and
(iii) (y) our Chief Executive Officer (as of the date hereof, Mr. Jorge Brito) must promptly notify the NYSE in writing after any executive officer of the Bank becomes aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (z) we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required to the NYSE (Section 303A.12(c)).
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

(a)  Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. In addition, we are not required to satisfy the audit committee requirements of Rule 10A-3. All of the members of our Audit Committee, as appointed on May 7, 2010, satisfy the independence requirements of Rule 10A-3.

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
We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09-Corporate Governance Guidelines- Listed companies must adopt and disclose corporate governance guidelines.	Neither Argentine law nor our by-laws require the adoption or disclosure of corporate governance guidelines. The CNV, through General Resolution 516/07, issued a recommended Code of Corporate Governance for listed companies. Using the CNV recommended code as basis, on June 3, 2009, our Board of Directors approved a Code of Corporate Governance for the Bank.

303A.10-Code of Business Conduct and Ethics- Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and within four business days disclose any waivers of the code for directors or executive officers.
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

(b)  Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

(c)  Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.
Comparable provisions do not exist under Argentine law and CNV standards. Nevertheless, the Bank has complied with the certification requirements under Section 303A.12 of the NYSE rules.
PART III
Item 17.	Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18.	Financial Statements
See pages F-1 through F-96 of this annual report.
Item 19.	Exhibits
EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Amended and Restated Bylaws of the Bank, as amended on April 21, 2009.

2.1
Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

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
Date: June 1, 2010

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2009, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
BANCO MACRO S.A. and subsidiaries
Sarmiento 447
City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred  to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 35 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2010 expressed an unqualified opinion thereon.

City of Buenos Aires,
May 28, 2010

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

CARLOS M. SZPUNAR
Partner

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Figures stated in thousands of pesos)

	2009	2008 (1)
ASSETS

CASH
Cash on hand	1,304,922	1,008,136
Due from banks and correspondents
Central Bank of Argentina	2,910,020	2,059,057
Local Others	11,454	9,225
Foreign	789,559	447,263
Other	237	216

	5,016,192	3,523,897

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts	659,371	448,305
Holdings for trading or financial intermediation	1,511,071	344,467
Unlisted government securities	79,449	69,958
Instruments issued by the Central Bank of Argentina	4,650,421	3,838,911
Investments in listed private securities	80,876	77,685
Less: Allowances	(44)	(27)

	6,981,144	4,779,299

LOANS
To the non-financial government sector	206,484	744,507
To the financial sector
Interbank financing	50,000	42,030
Other financing to Argentine financial institutions	40,442	37,836
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	474	557
To the non-financial private sector and foreign residents
Overdrafts	1,436,292	1,556,433
Documents	1,412,551	1,348,585
Mortgage loans	746,762	738,592
Pledged loans	262,508	339,895
Personal loans	4,006,592	3,806,442
Credit cards	950,098	869,101
Other	2,271,756	2,071,927
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	182,168	195,026
Less: Unposted payments	(29)	(29)
Less: Unearned discount	(21,246)	(32,596)
Less: Allowances	(448,045)	(438,348)

	11,096,807	11,279,958

(1)	See note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Figures stated in thousands of pesos)

	2009	2008 (1)
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	1,284,709	412,305
Amounts receivable from spot and forward sales pending settlement	37,042	494,737
Securities and foreign currency receivable from spot and forward purchases pending settlement	536,560	54,282
Unlisted corporate bonds	80,746	53,389
Receivables from forward transactions without delivery of underlying asset	5,295	109
Other receivables not covered by debtors classification standards	598,224	597,319
Other receivables covered by debtors classification standards	69,296	70,512
Less: Allowances	(231,219)	(228,588)

	2,380,653	1,454,065

ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	250,239	360,781
Less: Allowances	(3,649)	(5,391)

	246,590	355,390

INVESTMENTS IN OTHER COMPANIES
In financial institutions	531	483
Other	10,925	15,561
Less: Allowances	(1,497)	(247)

	9,959	15,797

OTHER RECEIVABLES
Receivables from sale of assets	12,231	43,358
Minimum presumed income tax — Tax credit	10,280	25,767
Other	357,483	196,000
Accrued interest and adjustments on receivables from sale of assets	481	2,502
Less: Allowances	(13,980)	(15,838)

	366,495	251,789

BANK PREMISES AND EQUIPMENT, NET	433,625	430,842

OTHER ASSETS	114,342	137,357

INTANGIBLE ASSETS
Goodwill	55,045	63,477
Organization and development costs, including Differences due to court orders	155,529	135,069

	210,574	198,546

ITEMS PENDING ALLOCATION	2,857	3,332

TOTAL ASSETS	26,859,238	22,430,272

(1)	See note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Figures stated in thousands of pesos)

	2009	2008 (1)
LIABILITIES

DEPOSITS
From the non-financial government sector	3,613,924	3,937,961
From the financial sector	14,052	22,438
From the non-financial private sector and foreign residents
Checking accounts	3,275,826	2,581,060
Savings accounts	3,445,577	2,716,913
Time deposits	7,711,471	6,031,882
Investment accounts	52,286	155,936
Other	416,503	321,020
Accrued interest, adjustments, foreign exchange and quoted price differences payables	63,227	61,147

	18,592,866	15,828,357

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina — Other	1,897	302,760
Banks and international institutions	219,743	224,968
Non-subordinated Corporate Bonds	601,016	708,354
Amounts payable for spot and forward purchases pending settlement	492,183	68,499
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,076,047	679,495
Put options sold premiums	80	—
Financing received from Argentine financial institutions
Interbank financing	145,000	25,000
Other financing received from Argentine financial institutions	18,957	24,139
Accrued interest payables	78	16
Forward transactions amounts pending settlement without delivery of underlying asset	—	5,949
Other	732,686	625,981
Accrued interest, adjustments, foreign exchange and quoted price differences payables	50,383	49,783

	3,338,070	2,714,944

OTHER LIABILITIES
Fees	624	676
Other	883,458	442,026

	884,082	442,702

PROVISIONS	88,275	83,004

SUBORDINATED CORPORATE BONDS	572,473	521,681

ITEMS PENDING ALLOCATION	3,987	2,105

MINORITY INTEREST IN SUBSIDIARIES	20,684	15,568

TOTAL LIABILITIES	23,500,437	19,608,361

SHAREHOLDERS’ EQUITY	3,358,801	2,821,911

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	26,859,238	22,430,272

(1)	See note 4.2. to the accompanying consolidated financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
MEMORANDUM ACCOUNTS
(Figures stated in thousands of pesos)

	2009	2008 (1)

DEBIT-BALANCE ACCOUNTS	12,204,355	13,368,350

Contingent	4,430,261	3,669,663
Guarantees received	3,963,188	3,295,985
Other not covered by debtors classification standards	359	346
Contingent debit-balance contra accounts	466,714	373,332

Control	6,152,834	5,435,013
Receivables classified as irrecoverable	797,220	774,299
Other	5,094,428	4,401,411
Control debit-balance contra accounts	261,186	259,303

Derivatives	1,033,601	3,598,362
Notional value of call options taken	25,229	24,349
Notional value of forward transactions without delivery of underlying asset	461,234	2,219,777
Interest rate swap	157,917	39,422
Derivatives debit-balance contra accounts	389,221	1,314,814

Trust activity	587,659	665,312
Trust funds	587,659	665,312

(1)	See note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
MEMORANDUM ACCOUNTS
(Figures stated in thousands of pesos)

	2009	2008 (1)

CREDIT-BALANCE ACCOUNTS	(12,204,355)	(13,368,350)

Contingent	(4,430,261)	(3,669,663)
Guarantees provided to the Central Bank of Argentina	—	(141,353)
Other guarantees provided covered by debtors classification standards	(85,213)	(84,136)
Other guarantees provided not covered by debtors classification standards	(130,826)	(57,758)
Other covered by debtors classification standards	(250,675)	(90,085)
Contingent credit-balance contra accounts	(3,963,547)	(3,296,331)

Control	(6,152,834)	(5,435,013)
Checks to be credited	(261,186)	(259,303)
Control credit-balance contra accounts	(5,891,648)	(5,175,710)

Derivatives	(1,033,601)	(3,598,362)
Notional value of call options sold	(32,905)	—
Notional value of put options sold	(69,900)	(99,826)
Notional value of forward transactions without delivery of underlying asset	(286,416)	(1,214,988)
Derivatives credit-balance contra accounts	(644,380)	(2,283,548)

Trust activity	(587,659)	(665,312)
Trust activity credit-balance contra accounts	(587,659)	(665,312)

(1)	See note 4.2. to the accompanying consolidated financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Figures stated in thousands of pesos)

	2009	2008 (1)	2007 (1)
FINANCIAL INCOME
Interest on cash and due from banks	363	7,010	19,917
Interest on loans to the financial sector	7,491	15,584	32,157
Interest on overdrafts	340,275	357,215	177,490
Interest on documents	195,069	184,852	103,428
Interest on mortgage loans	104,016	97,057	68,065
Interest on pledged loans	55,081	64,499	51,480
Interest on credit card loans	183,369	117,952	55,665
Interest on other loans	1,243,788	1,032,837	578,737
Interest on other receivables from financial intermediation	74	14,416	18,471
Income from government and private securities, net	1,370,981	641,299	488,757
Income from guaranteed loans — Presidential Decree No. 1,387/01	7,232	37,043	35,043
Net income from options	—	261	1,604
CER (Benchmark Stabilization Coefficient) adjustment	18,652	70,477	78,065
CVS (Salary Variation Coefficient) adjustment	728	818	1,605
Difference in quoted prices of gold and foreign currency	133,731	143,094	48,823
Other	199,602	245,446	131,115

	3,860,452	3,029,860	1,890,422

FINANCIAL EXPENSE
Interest on checking accounts	16,423	17,708	19,968
Interest on savings accounts	17,094	14,534	11,372
Interest on time deposits	1,146,013	933,881	457,395
Interest on interfinancing received loans (received call)	2,679	3,909	4,608
Interest on other financing from financial institutions	62	28	226
Interest on other liabilities from financial intermediation	81,510	91,083	70,706
Interest on subordinated bonds	54,874	47,523	49,858
Other interest	2,692	8,762	9,768
Net expense from options	1	—	—
CER adjustment	4,341	32,946	43,717
Contribution to Deposit Guarantee Fund	30,038	25,945	20,182
Other	155,880	165,743	117,465

	1,511,607	1,342,062	805,265

GROSS INTERMEDIATION MARGIN — GAIN	2,348,845	1,687,798	1,085,157

PROVISION FOR LOAN LOSSES	197,512	297,606	94,717

SERVICE-CHARGE INCOME
Related to lending transactions	60,741	63,669	53,995
Related to deposits	669,668	587,426	398,569
Other commissions	29,032	23,528	21,687
Other	290,834	217,077	188,075

	1,050,275	891,700	662,326

(1)	See note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Figures stated in thousands of pesos)

	2009	2008 (1)	2007 (1)
SERVICE-CHARGE EXPENSE
Commissions	61,620	57,077	49,965
Other	164,979	115,324	100,317

	226,599	172,401	150,282

ADMINISTRATIVE EXPENSES
Personnel expenses	966,963	798,236	589,021
Directors’ and statutory auditors’ fees	36,413	26,941	37,695
Other professional fees	65,533	55,012	42,428
Advertising and publicity	46,861	53,178	50,343
Taxes	79,784	70,994	53,914
Depreciation of equipment	53,993	50,543	42,723
Amortization of organization costs	33,317	25,557	17,923
Other operating expenses	216,128	170,926	144,158
Other	23,428	18,615	19,261

	1,522,420	1,270,002	997,466

NET INCOME FROM FINANCIAL INTERMEDIATION	1,452,589	839,489	505,018

OTHER INCOME
Income from long-term investments	7,618	25,847	890
Penalty interest	23,884	14,982	7,580
Recovered loans and allowances reversed	46,921	94,490	133,118
CER adjustment	74	95	194
Other	43,480	53,036	41,743

	121,977	188,450	183,525

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	20	181	64
Charge for other receivables uncollectibility and other allowances	21,275	37,242	15,599
Amortization of differences from deposits dollarization	20,633	29,509	29,279
Depreciation and loss of other assets	6,847	2,151	5,303
Goodwill amortization	8,432	8,439	9,250
Other	101,087	25,806	39,420

	158,294	103,328	98,915

MINORITY INTEREST IN SUBSIDIARIES	(5,092)	(3,354)	(2,083)

INCOME BEFORE INCOME TAX	1,411,180	921,257	587,545

INCOME TAX	659,250	261,207	92,345

NET INCOME FOR THE FISCAL YEAR	751,930	660,050	495,200

NET INCOME PER SHARE (2) — stated in pesos	1.26	1.00	0.72

(1)	See note 4.2. to the accompanying consolidated financial statements.

(2)	See note 9. to the accompanying consolidated financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital	Stock	to		Special
	stock	issuance	shareholders’		Corporate		Unappropriated
Changes	(1)	premium	equity	Legal	Bonds	Voluntary	earnings (1)	Total

Balances as of December 31, 2006	683,979	394,584	4,511	297,845	—	211	933,967	2,315,097

Merger of Nuevo Banco Bisel S.A.:

- Balance of Nuevo Banco Bisel S.A.	911,240	33,086	447	17,318		169	(47,071)	915,189
- Merger effects (1)	(910,092)	(28,920)	(447)	(17,318)		(169)	47,071	(909,875)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 26, 2007:

- Legal reserve				84,860			(84,860)
- Cash dividends (2)							(102,591)	(102,591)
- Special reserve — Corporate Bonds (3)					45,515		(45,515)

Reversal of Special Reserve — Corporate Bonds (3)					(45,515)		45,515

Net income for the fiscal year							495,200	495,200

Balances as of December 31, 2007	685,127	398,750	4,511	382,705	—	211	1,241,716	2,713,020

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 29,2008:

- Legal reserve				99,038			(99,038)
- Cash dividends (2)							(170,995)	(170,995)
- Special reserve — Corporate Bonds (3)					46,083		(46,083)

Reversal of Special Reserve — Corporate Bonds (3)					(46,083)		46,083

Own shares reacquired							(380,164)	(380,164)

Net income for the fiscal year							660,050	660,050

Balances as of December 31, 2008	685,127	398,750	4,511	481,743	—	211	1,251,569	2,821,911

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital	Stock	to		Special
	stock	issuance	shareholders’		Corporate		Unappropriated
Changes	(1)	premium	equity	Legal	Bonds	Voluntary	earnings (1)	Total

Own shares reacquired							(56,665)	(56,665)

Capital Stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (4)	(60,000)						60,000

Capital stock decrease approved by the Shareholders’ meeting of September 10, 2009 (4)	(30,642)						30,642

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on May, 12,2009:

- Legal reserve				132,010			(132,010)
- Cash dividends (2)							(148,335)	(148,335)
- Special reserve — Corporate Bonds (3)					50,510		(50,510)
- Tax on Personal Assets							(10,040)	(10,040)

Reversal of Special Reserve — Corporate Bonds (3)					(50,510)		50,510

Net income for the fiscal year							751,930	751,930

Balances as of December 31, 2009	594,485	398,750	4,511	613,753	—	211	1,747,091	3,358,801

(1)
Includes the retroactive accounting effects of legal merger of Nuevo Banco Bisel S.A. mentioned in note 3.7. The legal capital structure is described in note 9. to the accompanying consolidated financial statements. See notes 3.7. and 4.2. to the accompanying consolidated financial statements.

(2)	Through resolutions of April 16, 2007, April 11, 2008 and September 4, 2009, respectively, the Central Bank authorized the above mentioned cash dividends distribution.

(3)	See note 10. to the accompanying consolidated financial statements.

(4)	See notes 4.4.q.2) and 9. to the accompanying consolidated financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Figures stated in thousands of pesos)

	2009	2008 (1)	2007 (1)
Changes in cash and cash equivalents
Cash and cash equivalents at beginning of fiscal year	3,523,897	3,117,426	2,626,908
Cash and cash equivalents at end of fiscal year	5,396,063	3,523,897	3,117,426

Net increase in cash and cash equivalents	1,872,166	406,471	490,518

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments):
- Government and private securities	(516,662)	80,038	(68,837)
- Loans
- to the financial sector	(2,801)	95,190	310,024
- to the non-financial government sector	58,098	66,026	36,674
- to the non-financial private sector and foreign residents	1,630,838	236,273	(2,687,238)
- Other receivables from financial intermediation	(228,120)	(53,947)	(509,249)
- Assets subject to financial leases	170,624	85,202	(31,295)
- Deposits
- from the financial sector	(8,386)	10,705	8,232
- from the non-financial government sector	(532,281)	1,981,008	473,453
- from the non-financial private sector and foreign residents	2,083,281	(668,310)	2,614,398
- Other liabilities from financial intermediation
- financing facilities from the financial sector (received calls)	117,083	(866)	(3,320)
- others (except liabilities included under financing activities)	475,800	(91,712)	278,226
Collections related to service-change income	1,043,723	882,354	658,863
Payments related to service-charge expenses	(220,860)	(168,091)	(146,606)
Administrative expenses paid	(1,405,088)	(1,120,663)	(873,034)
Payments of organization and development expenses	(44,144)	(45,258)	(57,438)
Net collections from penalty interest	23,874	14,801	7,569
Differences from payments related to court orders	(30,327)	(16,733)	(34,445)
Collections of dividends from other companies	6,397	26,939	636
Other (payments)/collections related to other income and losses	(25,351)	(12,831)	15,679
Net (payments) / collections from other operating activities	(38,934)	6,636	(14,711)
Payment of income tax / minimum presumed income tax	(350,396)	(81,967)	(80,183)

Net cash flows generated in/(used in) operating activities	2,206,368	1,224,794	(102,602)

Investing activities
Net payments for bank premises and equipment	(34,329)	(72,819)	(77,661)
Net (payments) / collections for other assets	(1,080)	23,731	(1,559)
Payments from purchases of investments in other companies	—	(635)	—
Collections from sales of investments in other companies	150	922	33
Other (payments) / collections for investing activities	(8,138)	5,032	(1,678)

Net cash flows used in investing activities	(43,397)	(43,769)	(80,865)

Financing activities
Net (payments) / collections:
- Non-subordinated corporate bonds	(108,424)	(133,211)	749,464
- Central Bank of Argentina
- Other	(76,814)	(79,206)	(53,681)
- Banks and International Institutions	(22,318)	47,204	(15,844)
- Subordinated corporate bonds	(56,225)	(18,397)	(13,240)
- Financing received from Argentine financial institutions	(5,171)	(63,489)	82,885
Irrevocable capital	—	—	182
Payment of dividends	(148,350)	(171,004)	(102,591)
Other payments from financing activities
- Own shares reacquired	(56,665)	(380,164)	—
- Other collections	—	—	(3,230)

Net cash flows (used in)/generated in financing activities	(473,967)	(798,267)	643,945

Financial income and holding gains on cash and cash equivalents	183,162	23,713	30,040

Net increase in cash and cash equivalents	1,872,166	406,471	490,518

(1)	See note 4.2. to the accompanying consolidated financial statements.
The accompanying notes 1 through 35 to the consolidated financial statements are an integral part of these statements

BANCO MACRO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
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

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange (see also note 9).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In December 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. (see note 3.5) and Nuevo Banco Bisel S.A. (see note 3.7), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock in 2007.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

The chart showing the organizational structure as of December 31, 2009 is disclosed in note 4.1. with the percentages indicating the ownership in each subsidiary.
See also note 3.8.
2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK
The financial and capital markets

During the year 2008 the financial markets of the world’s leading countries were rocked by volatility, lack of liquidity and credit. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end.

Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility.

BANCO MACRO S.A. AND SUBSIDIARIES

On February 2, 2009, joint Resolutions 08/2009 and 05/2009 issued by the Secretariat of Finance of the National Ministry of Economy and Public Finance, established a debt exchange transaction of certain guaranteed loans for a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar (the Badlar rate is a daily wholesale rate, an average of the interest rates for time deposits above one million pesos offered by commercial banks, based on Central Bank survey) interest rate + 275 basis points maturing in 2014”, issued on January 30, 2009, with maturity date of January 30, 2014, thereby extending the original maturity date of such guaranteed loans to 2014. The annual interest rate paid on a quarterly basis shall be 15.4% for the first year and Badlar rate plus 275 basis points for the rest of the period.

On January 29, 2009, and February 10, 2009, the Bank entered into an exchange agreement whereby it exchanged the guaranteed loans for a book value of 277,832 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a book value of 277,832. Under Central Bank rules, the accounting of the exchange did not have impact in the consolidated financial statements of the Bank. As of December 31, 2009, the remaining amount of such holdings was classified in special investment accounts (see note 4.4.b.1)i.).

Additionally, in January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank decided to prepay the loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A and former Nuevo Banco Bisel S.A. (see note 7.2.b).

On September 1, 2009, Joint Resolutions 216/2009 and 57/2009 issued by the Secretariat of Finance of the National Ministry of Economy and Public Finance, established a debt exchange transaction of certain guaranteed loans and government securities for a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014” and/or new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 300 basis points maturing in 2015”, issued on September 10, 2009, due in 6 semi-annual installments, the first 5 of which will be amortized at 16.66% and the last one at 16.70%, principal payable on March 10 and September 10 of each year, beginning on March 10, 2013. Interest is accrued and payable on a quarterly basis. As from the issuance date and through September 10, 2011, the amount related to the 300 basis points margin will be capitalized at Badlar rate and paid, and as from December 10, 2011, all interest will be paid in cash.

The Bank executed an agreement on September 7, 2009, whereby it delivered government securities with a book value of 19,061 and received Bonar Badlar + 275 basis points in Argentine pesos maturing in 2014 for book value of 19,061, which were sold by December 31, 2009. Under Central Bank rules, the accounting of the exchange did not have impact in the consolidated financial statements of the Bank. Additionally, on September 9, 2009, it executed an agreement whereby it delivered guaranteed loans for a book value of 1,022 in exchange for Bonar Badlar + 300 basis points in Argentine pesos maturing in 2015 for a book value of 1,022, which were all classified for trading or financial intermediation (see note 4.4.b.1)ii).

On April 29, 2010 the National Government issued the Decree No. 563 which provides for the restructuring of the National State debt for those bonds that were eligible for the exchange provisions of Decree No. 1735 dated December 9, 2004 and had not been submitted to it. At the date of issuance of these financial statements, the restructuring was in the launching stage.

The accompanying consolidated financial statements should be read considering the circumstances previously mentioned.
Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters (mainly, pesification of deposits denominated in US dollars) triggered a number of legal actions (known as recursos de amparo — constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions.

BANCO MACRO S.A. AND SUBSIDIARIES

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

With regards to court deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled establishing that the sums should be kept in their original currency.

Taken into account the Central Bank rules (see note 4.4.l.2)), as of December 31, 2009, and 2008, the Bank booked in “Intangible assets” the amounts of 50,532 and 40,657, respectively, net of related amortizations, with respect to the payments and provisions made by the bank in relation to the previous order.

Additionally, as of December 31, 2009 and 2008, the Bank recorded the additional liability (representing the difference between the original deposit and the amount capitalized as intangible asset) related to such regulation under the “Provisions” account in the amount of 19,979 and 18,233, respectively. Considering what has been mentioned in note 4.4.l.2), the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

3.	BANK OPERATIONS
3.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.
As of December 31 2009 and 2008, the deposits of the Misiones Provincial Government amounted to 458,678 and 389,076 (including 61,159 and 52,889 related to court deposits), respectively.
3.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.
As of December 31 2009 and 2008, the deposits of the Salta Provincial Government amounted to 259,912 and 453,723 (including 111,370 and 89,835 related to court deposits), respectively.
3.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.
As of December 31 2009 and 2008, the deposits of the Jujuy Provincial Government amounted to 347,028 and 384,868 (including 54,815 and 49,201 related to court deposits), respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
3.4.	Uniones Transitorias de Empresas (joint ventures)
a)	Banco Macro S.A. — Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of December 31 2009 and 2008, the net assets of such joint venture recorded in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 3,986 and 4,153 respectively.

Also, as of December 31 2009, 2008 and 2007, the net income recorded through the method mentioned in the previous paragraph, amounted to 7,346, 7,217 and 8,311, respectively.
b)	Banco Macro Bansud S.A. — Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A — Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of December 31 2009 and 2008, the net assets of such joint venture recorded in the Bank’s consolidated financial statements using the proportionate consolidation method amounted to 10 and 4, respectively.

Also, as of December 31 2009 and 2008, net loss booked under the method mentioned in the previous paragraph was 12 and 78, respectively, while as of December 31, 2007, the Bank recorded net income of 4,276.

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

During 2007, the Central Bank ´s Board of Directors and the CNV (Argentine Securities Commission) authorized such merger. Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.

Finally, on October 16, 2007, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former.
On February 12, 2008, the shares issued were credited to the minority shareholders of the absorbed bank.
Under Central Bank rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.

BANCO MACRO S.A. AND SUBSIDIARIES
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

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered over the ten years following the date of the abovementioned agreement related to consumer loan portfolio, for which an allowance was fully recorded as of the purchase date. As of the date of acquisition, such liabilities amounted to about 1,662 (as of December 31, 2009, it amounted to 68). Consequently, the total acquisition price amounted to 47,623.

Under Central Bank rules, Banco del Tucumán S.A.’s net assets as of May 5, 2006 amounted to 40,065.

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

As of December 31, 2009, and 2008, the positive goodwill resulting from such acquisitions was recorded under “Intangible assets” in the amount of 11,567 and 13,395, respectively (net of amortizations for 6,676 and 4,849, respectively).

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

As of December 31, 2009 and 2008, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 426,832 and 405,577 (including 271,381 and 218,026 related to court deposits), respectively.

3.7.	Legal merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement”, which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also notes 4.2. and 7.1.f)).

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange ratio. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedades de Bolsa).

BANCO MACRO S.A. AND SUBSIDIARIES

Subsequently, the BCBA, the Central Bank and the CNV (Argentine securities commission), authorized the abovementioned merger, which was registered with the IGJ (Business Associations Regulatory Agency). Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of former Nuevo Banco Bisel S.A.

Finally, on August 18, 2009, the Central Bank reported Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa sold those shares to unrelated parties. (see also note 4.2.).

Under Central Bank rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.
3.8.	Banco Privado de Inversiones S.A

After a period of negotiations, the Bank signed a share purchase agreement, under which, subject to satisfaction of certain conditions, including the approval of the transaction by the Central Bank, will acquire shares representing 100% of share capital and votes of Banco Privado de Inversiones S.A. for USD 23,3 millions.

Banco Privado de Inversiones S.A. has a broad base of customers and businesses that will provide volume and experience in the credit card business, in a region where the Bank considers appropriate to expand their development.

The transaction will enable the Bank to serve a greater number of customers with the structure that currently owns, to complement lines of business and to achieve greater economies of scale by providing, in addition, to Banco Privado S.A. a more efficient financing structure and to their clients the access to a network with greater geographical coverage.

According to the last information published by the Central Bank, the following data are disclosed as of December 31, 2009:
Total assets: 442,620
Total liabilities: 418,762
Total shareholders’ equity: 23,858
Number of branches: 2
At the date of issuance of these consolidated financial statements, the Central Bank has not issued a decision in this respect.
4.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Bank’s consolidated financial statements requires Management to make estimates and assumptions to determine the recorded amounts of assets and liabilities, income, expenses and contingencies, as well as the related disclosures, as of each balance sheet date. However, uncertainty about theses assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

In the process of applying the Bank’s accounting policies, management has exercised judgment and estimates in determining the amounts recognized in the financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES
4.1.	Consolidation and basis of presentation
The Consolidated Financial Statements have been prepared in accordance with accounting principles issued by the Central Bank (Central Bank rules).

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

Under Central Bank’s rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas — Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

					Equity	Equity
					Investment	Investment
			Percentage held of		amounts as of	amounts as of
	Shares		Capital		December 31,	December 31,
Company	Class	Number	Stock	Votes	2009	2008

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	182,755	137,741

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	164,576	99,973

Macro Securities S.A. Sociedad de Bolsa (b)	Common	12,776,680	99.921%	99.921%	28,374	17,477

Sud Inversiones & Análisis S.A. (b)	Common	6,475,143	98.605%	98.605%	14,509	12,376

Macro Fondos S.G.F.C.I. S.A. (b)	Common	327,183	99.936%	99.936%	1,503	1,180

Nuevo Banco Bisel S.A. (c)	Common	841,682,603
	Preferred	66,604,774	99.997%	99.997%	—	1,384,059

(a)	Consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 817).

(b)	Until March 31, 2008, Macro Fondos S.G.F.C.I. S.A. was consolidated into Sud Inversiones & Análisis S.A. As from such date it is consolidated into Macro Securities S.A. Sociedad de Bolsa.

(c)	See note 3.7.
Intercompany transactions were eliminated in the consolidation process.

In addition, as of December 31, 2007, the Bank consolidated its financial statements with Macro Valores S.A. and with Red Innova Administradora de Fondos de Inversión S.A. As of that date, these subsidiaries were not significant.

On March 19, 2008, Banco Macro S.A. sold its shares in Macro Valores S.A.

As of December 31, 2008, Red Innova Administradora de Fondos de Inversión settled the full amount of its liabilities and subsequently, in accordance with the decision approved by the Shareholders’ Meeting held December 19, 2008, it distributed all of its assets proportionately among its shareholders.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) were conformed to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were translated at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the years ended December 31, 2009 and 2008.

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
(d)
The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Financial income — Difference in quoted prices of gold and foreign currency’’ or “Financial expense — Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

4.2.	Comparative information
The consolidated financial statements as of December 31, 2009, are presented comparatively with those of December 31, 2008 and 2007.

Additionally, and mainly as a result of the legal merger of Nuevo Banco Bisel S.A. described en note 3.7., the Bank made certain reclassifications in the consolidated financial statements as of December 31, 2008 and 2007, so as to make them comparable with the current consolidated financial statements.

4.3.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE Technical Resolution No. 6.

The Bank’s consolidated financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

Before February 28, 2003, the financial statements were restated in constant currency on a monthly basis, using INDEC’s domestic WPI measurements. The restatement coefficient for a given month resulted from dividing the index value at the end of the month by the value at the beginning. The procedure is as follows:

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
The main valuation methods used to prepare these consolidated financial statements as of December 31, 2009, and 2008, were:
a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank’s dealing room. Foreign exchange differences were recorded in the statement of income for each year.

b)	Government and private securities:
b.1)	Listed:
i.
Holdings in special investment accounts: in accordance with the provisions of Central Bank Communiqués “A” 4,676, 4,861 of June 5, 2007, and October 30, 2008, as supplemented, the Bank chose to classify certain government securities as “Special investment accounts”. These government securities were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the contra account, as further described below.

When the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra balance sheet account created for this purpose, until the book value equals the market value. This contra account will be recognized in the income statement when the market value of the securities is above their book value.

As provided by Central Bank Communiqué “A” 5,024, as of December 31, 2010, such valuation method should be fully settled, and no other holdings will be included therein.
ii.
Holdings for trading or financial intermediation and instruments issued by the Central Bank: they were valued at the quoted price of each security effective at the last business day of each year. Differences in quoted market values were recorded in the statement of income for each fiscal year.

b.2)	Unlisted:
i.
Unlisted government securities: they were valued in accordance with Central Bank Communiqués “A” 4,898 and 3,911, respectively. Both communiqués, that specifically develop valuation method for certain assistance to the non-financial government sector, establish comparisons of present and book values, as the case may be, as well as the potential use of contra accounts.

In particular, in the case of holdings of government securities without volatility published and included on the list of present values published by the Central Bank, Communiqué “A” 4,898 provides that they should be valued at the higher of the present value published by the Central Bank and the book value as of January 31, 2009, net of interest collected after such date and the related contra account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in a contra account created to such end until the book value equals the present value, and such contra account is reversed into income when the present value exceeds the book value.

The present values published by the Central Bank are based on the yield curve for securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

ii.	Instruments issued by the Central Bank: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

BANCO MACRO S.A. AND SUBSIDIARIES
c)	Guaranteed loans — Presidential Decree No. 1,387/01:

As of December 31, 2009 and 2008, they were valued in accordance with Central Bank Communiqués “A” 4,898 and 3,911, respectively. Both communiqués, that specifically develop valuation method for certain loans to the non-financial government sector, establish comparisons of present and book values, as the case may be, as well as the potential use of contra accounts.

Particularly, in the case of guaranteed loans issued by the Argentine Government under Decree No. 1387/01, Communiqué “A” 4,898, establishes that they should be valued at the higher of the present value published by the Central Bank and the book value as of January 31, 2009, net of interest collected after such date and the related contra account (book value) as further explained in note 4.4.b.2).i.

As mentioned in note 2., in 2009, the Bank entered into exchange agreements whereby it exchanged the guaranteed loans for a book value of 296,893 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for the same amount. These transactions did not have any effects in the income statement.

As a consequence of such Communiqué as of December 31, 2008 the technical value of the guaranteed loans totaled 850,452, while the book value was 722,757; thus, the discount for those holding totaled 127,695. As of December 31, 2009 there was no discount to be booked.

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

e)	CER accrual:
Receivables and payables have been indexed by the CER, wherever applicable, as follows:
e.1)	Holdings in special investment accounts and unlisted government securities: as explained in notes 4.4.b.1).i. and 4.4.b.2).i., respectively.
e.2)	Guaranteed loans: as explained in note 4.4.c).
e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through each year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of each year.
f)	Allowance for loan losses and provision for granted guarantees:

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

BANCO MACRO S.A. AND SUBSIDIARIES
The recovery of receivables previously classified under “Debit-balance control memorandum accounts — Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts granted guarantees are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of each year.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:
h.1)
Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement: they were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each year.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:
i)
Listed: they were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

ii)	Unlisted: they were valued as provided by Central Bank Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.
h.3)	Debt securities and certificates of participation in financial trusts:
i.
Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in note 4.4.a), as the case may be.

ii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the cost of shareholders’ equity of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of redemptions. As of December 31, 2009, and 2008, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iii.
Other certificates of participation: they were stated at amortized cost value increased, as the case may be, by interest accrued until the last business day of each year, translated into pesos according to the method described in note 4.4.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.
h.4)	Unlisted corporate bonds purchased:
They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4,414 and supplementary regulations.
h.5)	Non-subordinated corporate bonds issued:
They were valued at the amount due for principal and interest accrued as of each year-end, translated into pesos pursuant to the method described in note 4.4.a), as the case may be.

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
ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 4.4.a).

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

They were valued at their acquisition cost, restated as explained in note 4.3., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:
l.1)
Goodwill and organization and development costs (except differences due to court orders — Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 4.3., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)
Differences due to court orders (amparos) — Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:
m.1)	Put options sold on Boden 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year- end.
m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

BANCO MACRO S.A. AND SUBSIDIARIES
m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income of each year.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.
In all cases, see also note 33.
n)	Severance payments:
The Bank charges these payments directly to income.
o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:
They were valued at the amount due for principal and interest accrued as of each year, translated into pesos pursuant to the method described in note 4.4.a).
q)	Shareholders’ equity accounts:
q.1)
They are restated as explained in note 4.3., except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 4.3. was included in the “Adjustments to Shareholders’ Equity” account.

q.2)
The purchase cost of own shares reaquired was debited to the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury”. The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also note 9).

r)	Consolidated Statement of income accounts:
r.1)
Accounts reflecting monetary transactions occurred in the fiscal years ended December 31, 2009, 2008 and 2007 (financial income and expenses, service-charge income and service-charge expenses, provision for loan losses, administrative expenses, etc.), were computed at their historical amount on a monthly accrual basis.

r.2)	Accounts reflecting the effects of the sale, retirement or consumption of non-monetary assets were computed on the basis of restated amounts of such assets, restated as mentioned in note 4.3.
s)	Statement of cash flows:

For the purpose of reporting cash flows, cash and cash equivalents include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of December 31, 2009, such securities total 379,871, while as of December 31, 2008 and 2007, the Bank had no such securities.

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

As required by Central Bank’s rules, the Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each year, without considering the effect of temporary differences between book and taxable income.

BANCO MACRO S.A. AND SUBSIDIARIES

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2009, 2008 and 2007, the Bank accrued income tax expense of 659,250, 261,207 and 92,345, respectively.

As of December 31, 2009 and 2008, the Bank maintained a total amount of 10,280 and 25,767, respectively, for minimum presumed income tax credit under “Other receivables”. Such credit is considered as an asset because the Bank estimated that it will be used within 10 years, as established by Central Bank Communiqué “A” 4,295, as supplemented. The Bank expects to use the tax credit as of December 31, 2009 in 2010.

In addition as of December 31, 2009 and 2008, the Bank made income tax prepayments for 173,927 and 46,092, respectively, which were recorded in the “Other receivables” account.
6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN ARGENTINA

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25 and 52/2009, approved Technical Resolutions Nos. 23 through 27, respectively. In this regard, Technical Resolutions No. 26 and 27 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank deemed significant to these consolidated financial statements, are as follows:

6.1.	Valuation standards
a)
Holdings recorded in special investment accounts, unlisted government securities, unlisted instruments issued by Central Bank and guaranteed loans: they are valued in accordance with the regulations and standards issued by the Argentine Government and the Central Bank described in notes 4.4.b.1)i, 4.4.b.2) and 4.4.c). Additionally, effective loan-loss provisioning regulations issued by Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:
a.1)
Holdings in special investment accounts: As of December 31, 2009 and 2008, the Bank recorded 659,371 and 448,305, respectively, for certain portfolio of Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, assets as of December 31, 2009, would have increased by 237,913, while assets as of December 31, 2008, would have decreased by 31,557.

a.2)
Holdings of unlisted government securities: as of December 31, 2009, 2008 and 2007, the Bank recorded 78,865, 69,182 and 19,329, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of December 31, 2009 and 2007, would have increased by 9,160 and 1,957, respectively, and as of December 31, 2008, assets would have decreased by 21,639.

BANCO MACRO S.A. AND SUBSIDIARIES
a.3)
Unlisted instruments issued by the Central Bank: as of December 31, 2009 and 2008, the Bank recorded unlisted portfolio and used in repo transactions of Central Bank internal bills and notes for 4,860,850 and 2,636,437, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of December 31, 2009 and 2008, would have decreased by 2,392 and 33,776, respectively.

a.4)
Guaranteed loans Decree No. 1,387/01: as of December 31, 2009, 2008 and 2007, the Bank recorded 190,412, 722,757 and 729,862, respectively. According to professional accounting standards and considering the statements made in note 4.4.c), these assets should be valued at their present value. According to this valuation method, assets as of December 31, 2009, would have increased by 8,805 and decreased by 259,617 and 95,810, respectively.

b)
Intangible assets: as of December 31, 2009, 2008 and 2007, the Bank capitalized under intangible assets 50,378, 40,090 and 51,975, respectively, net of the related amortization amounts, related to the foreign exchange differences of the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to expense the abovementioned amounts. According to this valuation method, assets as of December 31, 2009, 2008 and 2007, would have decreased by 50,378, 40,090 and 51,975, respectively.

c)
As of December 31, 2009, 2008 and 2007, as mentioned in note 4.4.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the professional accounting standards, as of December 31, 2009, 2008 and 2007, the Bank should have recorded a liability of approximately 51,413, 46,923 and 63,014, respectively. According to this valuation method, liability as of December 31, 2009, 2008 and 2007, would have increased by 51,413, 46,923 and 63,014, respectively.

d)
As of December 31, 2008, the Bank recorded 29,105 under Other receivables from financial intermediation — nonsubordinated corporate bonds issued by the Bank itself, mentioned in note 10.b.2) and b.3), respectively, valued as mentioned in note 4.4.h.4), and 56,738 under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof valued as mentioned in note 4.4.h.5). According to professional accounting standards, such repurchased corporate bonds should be considered settled. Consequently, liability as of December 31, 2008, would have decreased by 27,633.

e)
Income tax: the Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. If the deferred tax method had been applied, as of December 31, 2009, 2008 and 2007, the Bank would have recorded an additional asset of 46,667, 78,009 and 64,415, respectively.

f)
Business combinations: under the standards set forth by the Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

BANCO MACRO S.A. AND SUBSIDIARIES

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

The Bank’s specific situation in relation to how business combinations are recorded is as follows:
f.1)
Acquisition of Banco Bansud S.A.: under Central Bank standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560. As of December 31, 2009, 2008 and 2007, such goodwill was fully amortized.

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of December 31, 2009, 2008 and 2007, the residual value of such goodwill would have totaled 9,254, 9,609 and 11,944, respectively. Consequently, assets as of December 31, 2009, 2008 and 2007, would have decreased by 9,254, 9,609 and 11,944, respectively.

f.2)
Acquisition of Nuevo Banco Suquía S.A.: under Central Bank standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of December 31, 2009, 2008 and 2007, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of December 31, 2009, 2008 and 2007, the residual value as of such goodwill would have totaled 58,299, 61,082 and 63,865, respectively. Consequently, liability as of December 31, 2009, 2008 and 2007, would have increased by 57,816, 60,599 and 63,382, respectively.

f.3)
Acquisition of Banco del Tucumán S.A.: under Central Bank standards, the Bank’s acquisition of Banco del Tucumán S.A. (see also note 3.6.) generated an original positive goodwill in the amount of 18,242. As of December 31, 2009, 2008 and 2007, the residual value of such goodwill totaled 11,567, 13,395 and 15,222, respectively.

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Consequently, assets as of December 31, 2009, 2008 and 2007, would have decreased, as a result of the reversing of positive goodwill recorded under Central Bank standards, by 11,567, 13,395 and 15,222, respectively.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of December 31, 2009, 2008 and 2007, would have increased assets by 9,090, 21,160 and 27,326, respectively,

f.4)
Acquisition of Nuevo Banco Bisel S.A.: under Central Bank standards, the Bank’s acquisition of Nuevo Banco Bisel S.A. generated an original positive goodwill in the amount of 66,042. As of December 31, 2009, 2008 and 2007, the residual value of such goodwill totaled 43,478, 50,082 and 56,686, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of December 31, 2009, 2008 and 2007, the residual value of such goodwill would have totaled 96,881, 100,140 and 103,400, respectively. Consequently, assets as of December 31, 2009, 2008 and 2007, would have decreased by 140,359, 150,222 and 160,086, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of December 31, 2009, 2008 and 2007, would have increased assets by 12,696, 48,755 and 54,158, respectively.

g)
As of December 31, 2009, 2008 and 2007, the Bank recorded interest rate swap agreements in Memorandum accounts, as mentioned in note 4.4.m.2), in the amount of 157,917, 39,422 and 36,238, respectively. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of December 31, 2009, 2008 and 2007, the Bank should have recorded assets in the amount of 2,832, 3,560 and 2,446, respectively.

If professional accounting standards would have been applied, Bank’s shareholders’ equity, as of December 31, 2009, 2008 and 2007, would have increased by around 3,984 and decreased by around 488,310 and 311,131, respectively. Consequently, income for the year ended December 31, 2009 and 2008, would have increased by around 492,294 and decreased by around 177,179, respectively.

6.2.	Disclosure aspects
There are certain disclosure differences between the criteria established by Central Bank and Argentine professional accounting standards.
7.	RESTRICTED AND PLEDGED ASSETS
As of December 31, 2009, and 2008, the following Bank’s assets are restricted:
7.1)	Government and private securities :
a)
Secured Bonds under Presidential Decree No. 1,579/02 for 24,945 and 22,211 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “Paso San Francisco” public work, in accordance with the note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
Central Bank notes (NOBACs) of 27,128 and 118,580 (for a face value of 26,700 and 112,281), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 13,146 and 49,787 (for a face value of 13,000 and 47,600), respectively, used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)
NOBACs for an amount of 2,010 and 1,569 (for a face value of 2,000 and 1,500), respectively, used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

e)	NOBACs for 10,591 (for a face value of 10,426) as of December 31, 2009, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE).
f)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 66,428 (face value of 80,000), as of December 31, 2009, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

BANCO MACRO S.A. AND SUBSIDIARIES
g)
As of December 31, 2008, the investment in Mercado de Valores de Buenos Aires S.A. includes an amount of 2,087 resulting from a stock exchange-regulated repurchase agreement executed on December 26, 2008, expiring on January 2, 2009, whereby Argentine government bonds in US dollars maturing in 2012 were paid, for a residual value of 1,250, which as of December 31, 2008, were secured on such market. As of December 31, 2009, after several renewals, the transaction was settled.

h)	Other government and private securities for 810 and 218, respectively.
7.2)	Loans:
a)
Agreements for loans backed by pledges and unsecured loans for 9,876 and 20,367, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

b)
Guaranteed Loans, Mortgage Bills and collateral mortgages for 356,127 as of December 31, 2008, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such banks. As mentioned in note 2, during February 2009, the Bank decided to prepay the amount owed under such loan, delivering part of the guaranteed loans and paying the rest in cash.

7.3)	Other receivables from financial intermediation:
a)	Special guarantee checking accounts opened at the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 242,426 and 208,482, respectively.
b)
Contributions to the mutual guarantee association Risk Fund of Garantizar S.G.R. for 10,000 and 9,961, respectively, resulting from contributions amounting to 10,000 made by the Bank on December 21, 2009, and December 13, 2007, respectively, and to the Risk Fund of Macroaval S.G.R. for 5,368 and 5,000, as of December 31, 2009 and 2008, respectively, resulting from a contribution, of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

On December 18, 2009, Garantizar S.G.R. returned 80% of the original capital contributed in 2007 as partial settlement; whereas the final settlement will be made during the first quarter of 2010.
c)
As of December 31, 2008, has an equity interests in the Risk Fund of Puente Hnos. S.G.R. for 3,986 resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007. On August 12, 2009, Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. requested the reimbursement of the contribution made to the risk fund. In this regard, on October 20, 2009, Puente Hnos. S.G.R. reimbursed 4,000, net of the contingent risk fund of 142, which will be reimbursed as such assets are recovered.

d)	As of December 31, 2008, other receivables of 1,141
7.4)	Investments in other companies:
a)
As of December 31, 2009, and 2008, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,205, and 2,235, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702. This system enables the payment of the abovementioned taxes to be deferred up to the fifth year after the launch of the project (in this case, 2007), while it sets forth that the investment must be kept in assets for a period of at least five years as from January 1 of the year following the year in which the investment was made (in this case 2003).

b)	As of December 31, 2009, and 2008, this includes other investments in other companies in the amount of 1,453.

BANCO MACRO S.A. AND SUBSIDIARIES
7.5)	Other receivables:
a)	Security deposits related to credit card transactions for 30,008 and 20,094, respectively.
b)	Other security deposits for 10,277 and 8,266, respectively.
8.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro S.A.’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

				Other
			Macro	subsidiaries
	Banco del	Macro	Securities S.A.	and related
	Tucumán	Bank	Sociedad de	parties	Total	Total
	S.A.	Limited	Bolsa	(1)	2009	2008

ASSETS

Cash	—	2,996	—	—	2,996	2,785

Loans	—	—	—	13,216	13,216	41,390

Other receivables from financial intermediation	70,100	—	5	—	70,105	92,489

Assets subject to financial leases	—	—	—	2,462	2,462	581

Other receivables	—	—	—	14,700	14,700	535

Items pending allocation	4	—	—	—	4	4

Total assets	70,104	2,996	5	30,378	103,483	137,784

LIABILITIES

Deposits	—	583	4,900	125,007	130,490	78,481

Other liabilities from financial intermediation	70,073	—	107	—	70,180	104,789

Other liabilities	64	—	—	—	64	93

Total liabilities	70,137	583	5,007	125,007	200,734	183,363

MEMORANDUM ACCOUNTS

Debit Balance accounts — Control	—	261,790	—	170,849	432,639	317,920

Credit Balance accounts — Contingent	—	37,967	2,213	—	40,180	2,213

Credit Balance accounts — Derivatives (2)	—	—	—	—	—	35,992

BANCO MACRO S.A. AND SUBSIDIARIES

			Macro	Other
			Securities	subsidiaries
	Banco del	Macro	S.A.	and related
	Tucumán	Bank	Sociedad	parties		Total	Total	Total
	S.A.	Limited	de Bolsa	(1)		2009	2008	2007

INCOME (LOSS)

Financial income	1,249	—	6	1,539	(2)	2,794	6,407	169

Financial expenses	(3,456)	(4)	—	(1,565)		(5,025)	(4,134)	(4,825)

Service-charge income	25	6	46	460		537	235	410

Service-charge expenses	—	—	—	—		—	—	(1)

Other income	5,898	—	—	1		5,899	8,068	4,967

Total income	3,716	2	52	435		4,205	10,576	720

(1)
Related to receivables from and payables to other related parties to the Bank in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
In 2009, the Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2009 and 2008, although there is no position for these transactions, the net intermediation income from such transaction generated earnings for the year of around 113 and 311, respectively.

9.	CAPITAL STOCK

As of December 31, 2009, 2008 and 2007, the legal capital structure without considering the retroactive accounting effects of the legal merger of Nuevo Banco Bisel S.A. mentioned in note 3.7., is as follows:

SHARES			CAPITAL STOCK
		Votes		Pending
		per	Issued and	issuance or	In
Class	Number	share	outstanding	distribution	treasury	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock	672,743,303	1	672,707	36	—	672,743

Total 2007	683,978,973		683,943	36	—	683,979

Registered Class B shares of common stock (1)	—	1	36	(36)	—	—

Acquired Registered Class B shares of common stock	—	1	(75,542)	—	75,542	—

Total 2008	683,978,973		608,437	—	75,542	683,979

BANCO MACRO S.A. AND SUBSIDIARIES

SHARES			CAPITAL STOCK
		Votes		Pending
		per	Issued and	issuance or	In
Class	Number	share	outstanding	distribution	treasury	Paid-in

Acquired Registered Class B shares of common stock	—	1	(15,100)	—	15,100	—

Capital stock decrease — Registered Class B shares of common stock (2)	(60,000,000)	1	—	—	(60,000)	(60,000)

Capital stock increase — Registered Class B shares of common stock (3)	1,147,887	1	1,148	—	—	1,148

Capital stock decrease — Registered Class B shares of common stock (4)	(30,641,692)	1	—	—	(30,642)	(30,642)

Total 2009	594,485,168		594,485	—	—	594,485

As of December 31, 2009:

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock	583,249,498	1	583,249	—	—	583,249

Total 2009	594,485,168		594,485	—	—	594,485

(1)
Related to the capital increase through the issuance of Ps. 35,536 new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the legal merger process of that bank (see also note 3.5).

(2)
Related to the reduction of the capital stock by 60,000,000 registered Class B shares entitled to 1 vote each with a face value of Ps. 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market was going through in general. On April 21, 2009, and after BCBA authorization, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the I.G.J. registered, and the Central Bank consented to the capital stock reduction.

(3)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the legal merger process of that bank (see also note 3.7.).

(4)
Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of Ps 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (2) above. On September 10, 2009, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. On November 23 and December 29, 2009 and January 15 and March 25, 2010, the BCBA, consented to such capital reduction, the CNV approved it, the IGJ recorded it and the Central Bank acknowledged it, respectively.

In addition, net income per common share for the fiscal years ended December 31, 2009, 2008 and 2007, was computed by dividing net income by the weighted average number of outstanding common shares for each year.

BANCO MACRO S.A. AND SUBSIDIARIES
10.	CORPORATE BONDS ISSUANCE
The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

CORPORATE BONDS				Remaining of
	Original face			face value as of		As of December, 31
Class	value			12/31/2009		2009	2008

Subordinated	USD	4,000,000	a)	USD	400,000	963	1,802
Subordinated — Class 1	USD	150,000,000	b.1)	USD	150,000,000	571,510	519,879
Non-subordinated — Class 2	USD	150,000,000	b.2)	USD	106,395,000	418,257	419,378
Non-subordinated — Class 3	USD	100,000,000	b.3)	USD	63,995,000	198,478	305,495

Total						1,189,208	1,246,554

Maturities of the corporate bonds as of December 31, 2009, are as follows:

Fiscal Year	Amounts

2010	18,687
2012	197,066
2017	403,950
2036	569,505

Total	1,189,208

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank in 1999) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with former Banco Provincial de Salta on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

Through December 31, 2009, the Bank had amortized the equivalent of USD 3,600,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

•	Included in the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.
•	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.
•	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

BANCO MACRO S.A. AND SUBSIDIARIES
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
•
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

•	The unpaid interest is not cumulative.
•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.
•
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds from such issuance to grant loans.
b.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds from such issuance to grant loans.

b.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year. Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) through b.3).

Because of the macroeconomic context, as of December 31, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,291 (69,071 for the year ended December 31, 2009).

BANCO MACRO S.A. AND SUBSIDIARIES
11.	ITEMS IN CUSTODY
11.1.	Portfolio Management
a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank in 1999) and the Government of the Province of Salta entered into an Agreement to Manage the Loan Portfolio of former Banco Provincial de Salta related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2009, and 2008, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,359 and 14,434, respectively.
b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank in 2000) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2009 and 2008, the loans portfolio managed amounts to 43,238 and 43,388, respectively.
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

As of December 31, 2009 and 2008, the loans portfolio managed amounts to 78,911 and 84,508, respectively.
d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust, whereby former Banco Bansud S.A. would be in charge of the collection management, custody, settlement and any other task related to the corpus assets which were originally recorded in the branches of former Scotiabank Quilmes S.A.

As of December 31, 2009 and 2008, the portfolio managed by the Bank amounted to 114,328 and 124,982, respectively.
e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.
As of December 31, 2009 and 2008, the portfolio managed by the Bank for principal and accrued interest amounted to 58,863 and 62,397, respectively.
f)
On December 31, 2008, the Bank entered into a management and custody agreement regarding the “BATUC I” trust loan portfolio. As of December 31, 2009 and 2008, the portfolio managed by the Bank for principal and accrued interest amounted to 17,903 and 18,455, respectively.

g)	In addition, as of December 31, 2009 and 2008, the Bank had under its management other portfolios for total amounts of 75,441 and 72,260, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
11.2.	Mutual Funds

As of December 31, 2009, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds (FCI):

		Shareholders’	Investments
Fund	Shares of interest	equity	(a)

Pionero Pesos	414,755,096	562,343	388,033
Pionero Renta Ahorro	64,186,694	94,939	91,351
Pionero Latam	1,881,140	7,481	6,638
Pionero FF – Fideicomiso Financieros	35,583,867	46,729	45,838
Pionero Renta	3,850,256	10,069	9,656
Pionero Acciones	1,452,743	3,363	3,272
Pionero Renta Dólares	3,037,512	5,278	4,946
Pionero América	351,823	1,645	1,478
Galileo Event Driven F.C.I.	10,429,862	67,657	57,746
Galileo Argentina F.C.I.	2,142,564	10,506	8,726

(a)
“Memorandum accounts – Debit-balance accounts – Control – Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM
Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 10.5653% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 9,756 of February 9, 2010.
This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

BANCO MACRO S.A. AND SUBSIDIARIES
13.	TRUST AGREEMENTS
The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:
13.1.	Interest in trusts for investment purposes.

As of December 31, 2009 and 2008, the amounts recorded in the Bank’s consolidated financial statements for certificates of participation (net of allowances for 224,193 and 223,893, respectively) and debt securities held in financial trusts under “Other receivables from financial intermediation — Other receivables not covered by debtors classification regulations”, amounted to:

Financial trust	12/31/2009	12/31/2008

Certificates of participation:

Luján (a)	77,348	—
TST & AF (b)	46,733	33,148
Tucumán (c)	25,163	35,164
Gas Tucumán I (d)	8,730	12,191
Godoy Cruz (e)	—	14,642
Others (f)	7,997	18,771

Subtotal certificates of participation	165,971	113,916

Debt securities:

Underwriting agreements (g)	70,645	136,513
San Isidro (h)	82,925	41,766
Created by Decree 976-01 (i)	31,570	—
Others	21,647	48,868

Subtotal debt securities	206,787	227,147

Total interest in trusts (1)	372,758	341,063

(1)	See also note 24.

(a)	Luján Trust

On May 20, 2003, the Luján trust was created for the purpose reduce the credit risk of the financing granted by Banco Macro S.A. to Federalia S.A. de Finanzas.

The trust issued different classes of certificates of participation, all of them entitled to vote but with different economic rights.

The main asset managed by the trust involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

As of December 31, 2007, the Bank was the beneficiary of 100% of the certificates issued by the trust.

On June 6, 2008, the Bank sold on credit all of the certificates of participation to Federalia S.A. de Finanzas.

On September 16, 2009, the Bank entered into an agreement with Federalia S.A. de Finanzas, whereby the Bank repurchased the 100% of this trust’s certificates. The Bank paid the price of this transaction part in cash and the rest by the settlement of the loan mentioned before.

As per the latest accounting information available to date, corpus assets measured at cost basis amounted to 49,423. The recoverable value of corpus assets exceeds the Bank’s book values.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(b)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor entered into a trust agreement known as TST & AF Financial Trust.

The purpose of the trust is to develop a real estate project in Puerto Madero (City of Buenos Aires) and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

BANCO MACRO S.A. AND SUBSIDIARIES

The Trust issued certificates of participation with economic rights proportional to the capital invested by each Beneficiary. However, the trust is controlled jointly by all certificate-of-participation holders.

As of December 31, 2009 and 2008, Banco Macro S.A. is the beneficiary of 50% and 33% of the certificates of participation issued by the trust, respectively.

As per the latest accounting information available to date, corpus assets amounted to about 173,948.

(c)	Tucumán Trust

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

Tucumán Trust issued certificates of participation Class “A” and Class “B” (subordinated to Class “A”). The unanimous vote of all certificates of participation is required to control the trust.

As of December 31, 2007, Banco Macro S.A. held the Class “A” certificates.

On June 6, 2008, partial settlements of the Tucuman Trust ´s certificates were made by the Trust. In addition Banco Macro S.A. acquired the rest of Class “B” certificates. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As of December 31, 2009, only class B certificates, entitled to the Trust equity, were pending payment.

As per the latest accounting information available to date, corpus assets (mainly, loans granted) amounted to about 31,452.

This trust will end with the full settlement of the certificates of participation.

(d)	GAS Tucumán I Trust

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero GAS Tucumán I”. The purpose of this trust is to collect the receivables (granted by Gasnor S.A.) accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 18,942 which were assigned to Banco Macro S.A.; the remaining balance of which amounted to 8,516.

According to the accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets totaled 11,587.

This trust will end with the full settlement of the certificates of participation.

(e)	Godoy Cruz Trust

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

BANCO MACRO S.A. AND SUBSIDIARIES

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued. The unanimous vote of all certificates of participation is required to control the trust The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of December 31, 2008, Banco Macro S.A. was beneficiary of the Class “A” certificates of participation.

As of September 16, 2009, Banco Macro S.A. sold the 100% of its interest in this Trust to an unrelated company.

(f)	Others

Including Fideicomiso Bisel, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued. As of December 31, 2009, and 2008, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(g)
It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond and Megabono, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans issued by others. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus the amount equal to the agreed-upon rate (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of the date of issuance of these financial statements, these prepayments were settled in full.

(h)	San Isidro Trust

On June 4, 2001, Fideicomiso San Isidro was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor. The corpus asset was a real estate property.

The certificates of participation were delivered to Banco Macro S.A. to settle a loan granted previously to República S.A. de Finanzas.

In 2008, the Bank decided to develop a real estate urbanization project.

On November 7, 2008, the Bank sold on credit all of the certificates of participation issued by the trust to an unrelated company. This loan was secured by such certificates.

Additionally, the trust issued debt securities to finance its activity for a total amount of USD 19,500,000. The Bank acquired such debt securities, which are entitled to vote, taking the control of the main decisions of the Trust.

According to the accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets amounted to about 176,384.

BANCO MACRO S.A. AND SUBSIDIARIES

(i)	Trust created by Decree 976-01

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso Creado por Decreto 976-01” (Trust created by Presidential Decree 976-01).

The purpose of the Trust is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422.

As of the date of issuance of these consolidated financial statements, the debt securities acquired by the Bank account for less than 2% of the trust issues.
13.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank’s lending capacity.

The Bank does not hold securities issued by these trusts.

As of December 31, 2009, and 2008, the trusts’ assets managed amount to 7,353 and 4,296, respectively.

13.3.	Trusts as collateral for the loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor ´s noncompliance.

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

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2009 and 2008, the trusts’ managed amount to 380,175 and 339,331, respectively.

13.4.	Normal trust activities (The Bank acts as trustee)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

BANCO MACRO S.A. AND SUBSIDIARIES

The trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

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
Additionally, other trusts manage specific assets, mainly real property.
As of December 31, 2009 and 2008, the trusts’ assets managed amount to 604,345 and 387,273, respectively.
14.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER
Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.
15.	RESTRICTION ON EARNINGS DISTRIBUTION
a)
According to Central Bank provisions, 20% of income for the year should be appropriated to Legal Reserve. Consequently, the Shareholders’ Meeting held on April 6, 2010, decided to apply 150,386 out of unappropriated retained earnings to increase such legal reserve.

b)
As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.b.1), and as established by Central Bank Communiqué “A” 4,576, the Shareholders’ Meeting held on April 6, 2010, decided to appropriate 55,527 out of unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2010.

c)
Through Communiqué “A” 4,589, as supplemented, the Central Bank established the procedure that should be followed by the financial institutions in the distribution of earnings. In this regard, the banks that will be distributing earnings will have to request express authorization from Central Bank and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of year-end:

i.	Capitalized amounts for differences resulting from compliance with court orders related to the dollarization of deposits of 48,998 (net of amortization -Banco Macro S.A. stand – alone basis-).

ii.
The positive difference between the book value and the market value, present value or discounted cash flow, as the case may be, of government securities and guaranteed loans in portfolio amounting of 13,765, (Banco Macro S.A. stand – alone basis).

Under Central Bank standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of December 31, 2009 based on the requirement as of such date, whichever is lower, also considering the restrictions listed in the abovementioned paragraphs.
On May 28, 2010, the Central Bank notified the Bank that it had authorized the distribution of cash dividends amounting to 208,070.

BANCO MACRO S.A. AND SUBSIDIARIES
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

e)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a. Finally, on January 21, 2010, the Bank cancelled the mentioned loan contract.

Subsequently, on April 6, 2010, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, (i) the compensation paid to the Directors amounting to 31,154, (ii) the distribution of cash dividends for an amount of up 208,070 which was authorized by the Central Bank on May 28, 2010 and (iii) the write off of payments made on behalf of shareholders for their personal assets tax for an amount of 8,320.

16.	TAX CLAIMS
Federal Public Revenue Agency — Federal Tax Bureau (AFIP) has reviewed the tax returns filed by the Bank related to income tax and minimum presumed income tax in previous fiscal years.

Additionally, provincial and municipal tax agencies have conducted reviews of other taxes (mainly taxes on gross income) for the previous fiscal year.

Listed below are the most significant claims arising from these reviews:
a)
AFIP objected the tax returns filed by the former Banco Bansud S.A. (for fiscal years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999) and by the former Banco Macro S.A. (for fiscal years ended 1998, 1999 and 2000) income tax returns of the former Banco Macro S.A.

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
On June 29, 2009, and August 26, 2009, the Bank partly joined a settlement agreement under Law No. 26,476 Title I regarding the credits in question that lack collateral security.
b)	AFIP objected to the tax returns of the Bank for fiscal years ended 2002, 2003 and 2004.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time for the compensation bonds resulting from the asymmetric translation into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

On August 31, 2009, the Bank joined a settlement agreement created by Law No. 26,476, Title I regarding the claim brought by tax authorities.

c)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to former Banco Macro S.A. for fiscal year ended 2002, in relation to the treatment of foreign exchange differences and the compensation bond.

BANCO MACRO S.A. AND SUBSIDIARIES
On February 27, 2009, the precautionary measure was rejected and, therefore, an appeal was filed with Court of Appeals in and for the City of Buenos Aires.

d)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for fiscal years ended 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond.

In October 2009, the Bank partially joined a settlement agreement under General Resolution 1489/09 of a DGR CABA.

e)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. related to mechanisms of distribution of gross income to the different provinces in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. The Bank filed appeals with the Province of Buenos Aires Tax Appeal Court.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.
17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The following table shows the items computed by Banco Macro S.A. (stand-alone basis) and Banco del Tucumán S.A., under Central Bank rules, to constitute the minimum cash requirement for December 2009 are listed below, indicating the accounts balances.

	Banco Macro S.A.
	(stand-alone	Banco del
Item	basis)	Tucumán S.A.

Cash
Cash on hand	1,110,141	194,550
Amounts in Central Bank accounts	2,693,319	216,701

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	217,420	25,006

Total	4,020,880	436,257

18.	RISK MANAGEMENT POLICIES
In financing activities there are a multiple number of risks to which banks are exposed. These risks are managed through a continuous Identification, Evaluation, Measuring, Control/Mitigation and Monitoring process of the risk events or potential risk situations, so as to provide reasonable assurance regarding their impact.
All persons working at the Bank are responsible for the risk management process, in spite of the fact that the process begins with the Bank’s Board of Directors. The process has been designed to provide reasonable assurance of fulfilling the Bank’s objectives; every employee fulfills a specific role.
The Board of Directors establishes the organizational risk strategies and approves the policies and structures upon which the Bank will base its comprehensive risk management.
The members of the Board of Directors actively participate in the daily management, based on their experience and knowledge of the financial system, participate in different Committees (Executive, Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan, Recovery and Operational Risk Committees).

BANCO MACRO S.A. AND SUBSIDIARIES
Some of the main risks are discussed below:
Credit risk
Credit risk results from the possibility of loss derived from our customers or counter-parties fully or partially breaching financial obligations they have undertaken with the Bank.
Banco Macro S.A. has counter-party and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level established by the bank and the tolerance level established by the Central Bank regulations. Credit Risk Management is in charge of applying the policies, managing and monitoring the exposure to risk. The Board of Directors and the Executive and Senior Credit Committees are empowered to define and amend credit policies, the application of which is the responsibility of the abovementioned Management.
Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment based on the type of the customers. Compliance with the Central Bank credit regulations related to credit diversification, grading (establishing credit limits based on the customers’ net worth) and concentration, is also monitored continuously.
The Management of Corporate and Individual Risks and Micro-projects analyzes the credit risks of the different segments and provide technical support for credit decisions. The Senior Committee, Junior Committee, SME Banking Committee, Agro Committee, the Large and Regional Companies Committee and senior officers with customer-rating powers participate in the credit approval process. Different levels of approval are required based on the amount and terms and conditions of the loan requested.
The Credit Administration and Transactions Management is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. In relation to this, among other matters, they control the formalization and settlement of the transactions and prepare reports on portfolio behavior. Also, the classification of debtors and the debtors’ guarantees are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank).
Within Credit Risk Management, the duties of the Analysis and Planning area involve monitoring risk exposure using tools such as alerts and indicators, preparing reports that serve as a source of information in portfolio management by Bank’s Management, Credit Risk Management and the commercial areas.
In addition, Pre-legal Recovery Management defines and carries out the recovery tasks involving the arrears portfolio.
Finally, the Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle the purpose of which is to minimize and/or neutralize the credit risks.
Operational risk
The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 4,793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.
The Bank has policies, procedures and structures, and a Head of Operational Risk and an Operational Risk Committee, the main mission of which is to oversee an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.
In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin communicating the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

BANCO MACRO S.A. AND SUBSIDIARIES
In 2009, progress was made concerning the integration of operational and technology risk assessment models, risk impact and frequency matrices were applied to evaluate processes and sub-processes, qualitative assessment of risk was improved by identifying action plans and improvement proposals for critical processes. The bank believes that it fully met the objectives for fiscal 2009.
Additionally, a procedure to collect events and losses was implemented. Its aim is to help reduce the number of incidents and the amounts of the related losses, thus incorporating quantitative assessment to the risk management model, through risk events and losses log on a centralized base.
With respect to Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.
Market and Liquidity Risk
The market risk is defined by the uncertainty to which the Bank’s future results are exposed to adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in the income capacity as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset quotes, among others.
The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.
Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.
The Bank’s investment strategy is reviewed on a regular basis by the Assets and Liabilities Committee, considering the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capabilities are also assessed.
The Assets and Liabilities Committee evaluates the Bank’s situation based on reports provided by Finance Management. To analyze the market risk it uses the VAR (Value at Risk) method, determining the present value of net assets, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.
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
Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, with respect to the timing of the cash flows as well as the concentration of risk.
The administration of liquidity needs to be supported by a planning process that determines the current and future cash needs, considering changes in economic, political, regulatory and other conditions. This makes it necessary to identify forecast and possible cash outflows, as well as consider alternative strategies to handle assets and liabilities in critical situations.

BANCO MACRO S.A. AND SUBSIDIARIES
The Bank evaluates the liquidity situation through different tools, some of which include:
1.	Business Plan. This is the starting point to determine the cash needs of the current year.

2.
Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business.

3.	Stress Tests. Used to quantify the impact of individual or systemic illiquidity scenarios.

4.	Mismatch control. The Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

5.
Assets and Liabilities Assumptions. In the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions used include stability, diversification, and historical renewal percentages of assets and liabilities.

Finally, the purpose of the price risk or interest rate policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, manage and control the price risk.
One of the objectives in relation to the price risk is to eliminate the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.
The Finance Management reports to the Assets and Liabilities Committee on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes: Identification of market factors, sensitivity to market factors, volatility, correlations, value at risk, index curves, stress tests, among others.
19.	BALANCES IN FOREIGN CURRENCY
The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2009	2008
ASSETS
Cash	2,634,999	1,289,351
Government and private securities	1,596,822	510,061
Loans	1,899,185	2,128,481
Other receivables from financial intermediation	1,264,164	413,169
Assets under Financial Lease	72,334	69,188
Investments in other companies	550	500
Other receivables	30,036	57,613
Items pending allocation	257	803

Total	7,498,347	4,469,166

LIABILITIES
Deposits	3,895,939	2,521,198
Other liabilities from financial intermediation	1,892,293	901,277
Other liabilities	5,546	8,360
Subordinated Corporate Bonds	571,510	519,879
Items pending allocation	2	3

Total	6,365,290	3,950,717

20.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS
Included in “Cash” there are: (a) no interest-bearing deposits with the Central Bank as of December 31, 2009, while as of December 31, 2008 there are interest –bearing deposits totaling 2,059,041 and (b) interest-bearing deposits in foreign banks totaling 363,041 and 128,002 as of December 31, 2009 and 2008, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
In 2009 interest-bearing deposits with the Central Bank did not yield a nominal annual interest rate, while, as of December 31, 2008 interest-bearing deposits with the Central Bank yielded a nominal annual interest rate of 1.37%. Additionally, interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.54% and 1.71% as of December 31, 2009 and 2008, respectively.
21.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2009	2008
GOVERNMENT SECURITIES

Holdings in Special Investment Accounts
In pesos:
Federal government bonds at 2% – maturity 2014	222,169	3,582
Federal government bonds in pesos at Badlar + 2.75% – maturity 2014	191,384	—
Consolidation bonds of social security payable in pesos at 2% – maturity 2010 and 2014	—	83,847
Secured bonds Decree 1,579/02 at 2% – maturity 2018	178,979	23,769
Discount bonds denominated in pesos at 5.83% – maturity 2033	18,207	22,201
Consolidation bonds in pesos at 2% – Sixth series – maturity 2024	5,350	4,122

Subtotal holdings in Special Investment Accounts – In pesos	616,089	137,521

In foreign currency:
Argentine government bonds in USD at 7% – maturity 2015	38,881	49,590
Federal government bonds in USD at Libor – maturity 2012 and 2013	2,346	236,110
Par bonds denominated in USD at variable rate – maturity 2038 (governed by Argentine legislation)	1,594	1,450
Par bonds denominated in USD at variable rate – maturity 2038 (governed by New York State legislation)	461	382
Argentine government bonds in USD at 7% – maturity 2017	—	23,252

Subtotal holdings in Special Investment Accounts – In foreign currency	43,282	310,784

Subtotal holding in Special Investment Accounts	659,371	448,305

Holdings for trading or financial intermediation
In pesos:
Discount bonds denominated in pesos at 5.83% – maturity 2033	9,752	209,277
Consolidation bonds of social security payables in pesos at 2% – maturity 2014	7,525	1,324
Federal government bonds at 2% – maturity 2014	6,579	—
Federal government bonds in pesos at Badlar + 2.75% – maturity 2014	1,464	—
Secured bonds Decree 1,579/02 at 2% – maturity 2018	1,433	652
Federal government bonds in pesos at Badlar + 300 Pbs – maturity 2015	1,064	—
Consolidation bonds at 2% – maturity 2016	599	1,523
Others	1,501	9,595

Subtotal holdings for trading or financial intermediation – In pesos	29,917	222,371

In foreign currency:
Argentine government bonds in USD at 7% – maturity 2017	1,046,220	1,633
Treasury Bills in USD – maturity 2010	379,666	—
Federal government bonds in USD at Libor – maturity 2012	52,874	96,415
Argentine government bonds in USD at 7% – maturity 2015	1,544	9,627
Others	850	14,421

Subtotal holding for trading or financial intermediation – In foreign currency	1,481,154	122,096

Subtotal holding for trading or financial intermediation	1,511,071	344,467

Unlisted government securities
In pesos:
Argentine government bonds in pesos at Badlar +3.50% – maturity 2013	44,541	51,864
Federal government bonds at variable rate – maturity 2013	9,738	10,385
Province of Tucuman bonds at 2% – maturity 2018	1,984	2,290
Consolidation bonds at 2% – maturity 2010	199	—
Others	7	—

Subtotal unlisted government securities – In pesos	56,469	64,539

In foreign currency:
Province of Córdoba debt securities in USD at 12% – maturity 2017	19,160	—
Province of Tucumán bonds in USD at Libor – maturity 2015	3,820	5,419

Subtotal unlisted government securities – In foreign currency	22,980	5,419

Subtotal unlisted government securities	79,449	69,958

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2009	2008
GOVERNMENT SECURITIES (contd.)

Instruments issued by the Central Bank of Argentina
In pesos:
Listed Central Bank bills (LEBAC)	196,021	—
Listed Central Bank notes (NOBAC)	68,464	772,496
Unlisted Central Bank bills (LEBAC)	2,246,840	—
Unlisted Central Bank notes (NOBAC)	2,124,444	2,640,452
Unlisted Central Bank bills (LEBAC) – under repo transactions	14,652	425,963

Subtotal instruments issued by Central Bank	4,650,421	3,838,911

Total government securities	6,900,312	4,701,641

PRIVATE SECURITIES

Investments in listed private securities
In pesos:
Mutual funds	31,469	5,544
Shares	—	378
Others	1	1

Subtotal listed private securities – In pesos	31,470	5,923

In foreign currency:
Corporate bonds	43,047	63,629
Mutual funds	6,359	8,133

Subtotal listed private securities – In foreign currency	49,406	71,762

Total private securities	80,876	77,685

Total government and private securities, before allowances	6,981,188	4,779,326

Allowances	(44)	(27)

Total government and private securities	6,981,144	4,779,299

	Maturing
		After 1 year	After 5 years
	Within 1	but within 5	but within 10	After 10
	year	years	years	years	Total
	Book value

GOVERNMENT SECURITIES

Holdings in Special Investment Accounts
In pesos:	15,847	489,926	89,823	20,493	616,089

Federal government bonds at 2% – maturity 2014	—	222,169	—	—	222,169
Federal government bonds in pesos at Badlar + 2.75% – maturity 2014	—	191,384	—	—	191,384
Secured bonds Decree 1,579/02 at 2% – maturity 2018	15,847	75,973	87,159	—	178,979
Discount bonds denominated in pesos at 5.83% – maturity 2033	—	—	—	18,207	18,207
Consolidation bonds in pesos at 2% – Sixth series – maturity 2024	—	400	2,664	2,286	5,350

Holdings in Special Investment Accounts
In foreign currency	735	1,611	38,881	2,055	43,282

Argentine government bonds in USD at 7% – maturity 2015	—	—	38,881	—	38,881
Federal government bonds in USD at Libor – maturity 2012 and 2013	735	1,611	—	—	2,346
Par bonds denominated in USD at variable rate – maturity 2038 (governed by Argentine legislation)	—	—	—	1,594	1,594
Par bonds denominated in USD at variable rate – maturity 2038 (governed by New York State legislation)	—	—	—	461	461

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
		After 1 year	After 5 years
	Within 1	but within 5	but within 10	After 10
	year	years	years	years	Total
	Book value
GOVERNMENT SECURITIES (contd.)

Holdings for trading or financial intermediation
In pesos:	2,225	15,803	1,344	10,545	29,917

Discount bonds in pesos at 5.83% – maturity 2033	—	—	—	9,752	9,752
Consolidation bonds of social security payables in pesos at 2% – maturity 2014	1,701	5,824	—	—	7,525
Federal government bonds at 2% – maturity 2014	—	6,579	—	—	6,579
Federal government bonds in pesos at Badlar + 2.75% – maturity 2014	—	1,464	—	—	1,464
Secured bonds Decree 1,579/02 at 2% – maturity 2018	127	608	698	—	1,433
Federal government bonds in pesos at Badlar + 300 Pbs – Maturity 2015	—	709	355	—	1,064
Consolidation bonds at 2% – maturity 2016	100	399	100	—	599
Others	297	220	191	793	1,501

Holdings for trading or financial intermediation
In foreign currency:	397,377	35,888	1,047,764	125	1,481,154

Argentine government bonds in USD at 7% – maturity 2017 (1)	—	—	1,046,220	—	1,046,220
Treasures Bills in USD — maturity 2010	379,666	—	—	—	379,666
Federal government bonds in USD at Libor – maturity 2012	17,625	35,249	—	—	52,874
Argentine government bonds in USD at 7% – maturity 2015	—	—	1,544	—	1,544
Others	86	639	—	125	850

Unlisted government securities
In pesos:	2,810	52,692	967	—	56,469

Argentine government bonds in pesos at Badlar + 3.50% – maturity 2013	—	44,541	—	—	44,541
Federal government bonds at variable rate – maturity 2013	2,434	7,304	—	—	9,738
Province of Tucuman bonds at 2% – maturity 2018	176	842	966	—	1,984
Consolidation bonds at 2% – maturity 2010	199	—	—	—	199
Others	1	5	1	—	7

Unlisted government securities
In foreign currency:	3,032	12,126	7,822	—	22,980

Province of Córdoba debt securities in USD at 12% – maturity 2017	2,395	9,580	7,185	—	19,160
Province of Tucuman bonds at 2% – maturity 2015	637	2,546	637	—	3,820

Instruments issued by the Central Bank of Argentina	4,635,769	14,652	—	—	4,650,421

Listed Central Bank bills (LEBAC)	196,021	—	—	—	196,021
Listed Central Bank notes (NOBAC)	68,464	—	—	—	68,464
Unlisted Central Bank bills (LEBAC)	2,246,840	—	—	—	2,246,840
Unlisted Central Bank notes (NOBAC)	2,124,444	—	—	—	2,124,444
Unlisted Central Bank bills (LEBAC) – under repo transactions	—	14,652	—	—	14,652

Total government securities	5,057,795	622,698	1,186,601	33,218	6,900,312

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
		After 1 year	After 5 years
	Within 1	but within 5	but within 10	After 10
	year	years	years	years	Total
	Book value

PRIVATE SECURITIES

Investments in listed private securities
In Pesos:	31,470	—	—	—	31,470

Mutual Funds	31,469	—	—	—	31,469
Others	1	—	—	—	1

Investments in listed private securities
In foreign currency	40,811	1,240	7,355	—	49,406

Corporate bonds	34,452	1,240	7,355	—	43,047
Mutual Funds	6,359	—	—	—	6,359

Total private securities	72,281	1,240	7,355	—	80,876

Total government and private securities, before allowances	5,130,076	623,938	1,193,956	33,218	6,981,188

Allowances					(44)

Total government and private securities					6,981,144

(1)	Correspond to holdings received by repo transactions with the Central Bank with a maturity on January 4, 2010.
22.	LOANS
Description of certain categories of loans in the accompanying Balance Sheets include:
a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.
The classification of the loan portfolio in this regard was as follows:

	As of December 31,
	2009	2008
Non-financial government sector	206,484	744,507
Financial sector	90,916	80,423
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	226,381	134,942
- With Senior “B” guarantees	570,170	466,211
- Without Senior guarantees	3,860,755	4,170,443
Consumer
- With Senior “A” guarantees	27,932	20,213
- With Senior “B” guarantees	669,081	718,608
- Without Senior guarantees	5,893,133	5,382,959

Less: Allowance	(448,045)	(438,348)

Total loans, net of allowance	11,096,807	11,279,958

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

BANCO MACRO S.A. AND SUBSIDIARIES
Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.
“Without senior guarantees” consist, in general, of unsecured third-party guarantees.
A breakdown of total loans by geographical location of borrowers is as follows:

	2009	2008
Argentina	11,523,838	11,688,928
United States of America	10,875	—
England	7,500	—
Australia	2,095	3,294
Venezuela	388	—
Spain	127	—
Chile	11	—
Uruguay	8	12,994
France	8	5
Paraguay	2	—
Bermuda	—	10,048
Canada	—	3,027
Peru	—	10
Less: Allowance	(448,045)	(438,348)

Total loans, net of allowances	11,096,807	11,279,958

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2009	2008
Retail loans	4,403,933	4,023,725
Agricultural livestock- Forestry-Fishing- Mining — Hunting	1,910,164	1,538,027
Construction	1,112,702	563,526
Other services	858,936	852,658
Retail and consumer products	747,897	831,741
Foodstuff and beverages	637,814	521,849
Governmental services	258,784	886,749
Financial Services	290,331	289,450
Real estate, business and leases	236,555	267,604
Transportation, storage and communications	190,796	263,999
Manufacturing and wholesale	140,620	283,555
Chemicals	129,145	608,157
Electricity, oil, water	75,095	170,950
Hotels and restaurants	29,949	32,325
Others	522,131	583,991
Total loans	11,544,852	11,718,306

Less: Allowance	(448,045)	(438,348)

Total loans, net of Allowance	11,096,807	11,279,958

23.	ALLOWANCES FOR LOAN LOSSES
The activity in the allowance for loan losses for the fiscal years presented is as follows:

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	438,348	220,422	208,581
Provision for loan losses (a)(b)	187,648	314,532	93,498
Charge Offs	(175,355)	(76,246)	(38,199)
Reversals (b)	(2,596)	(20,360)	(43,458)

Balance at the end of the fiscal year (c)	448,045	438,348	220,422

BANCO MACRO S.A. AND SUBSIDIARIES

(a)
As of December 31, 2009, the amount of “Provision for loan losses” disclosed in the Statements of Income, includes above amounts and the provision for “Other receivables for financial intermediation” and “Assets subject to financial lease” (see note 27.), minus 5,524 mainly related to Foreign currency exchange.

(b)
As of December 31, 2009 the amount of “Provisions for loan loss, net” disclosed in note 31., under US SEC Regulation S-X, includes above amounts and provision and reversals of “Assets subject to financial lease” disclosed in note 27. minus 28,915 mainly related to Recovered loans and Foreign currency exchange.

(c)	As of December 31, 2009, as disclosed in note 31, under SEC requirements, the amount of allowance for loan losses includes the allowance for assets subject to financial lease (see note 27.).
24.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
The breakdown of other receivables from financial intermediation by guarantee type is as follows:

	As of December 31,
Description	2009	2008

With preferred guarantees	1,056,919	—
Without preferred guarantees	1,554,953	1,682,653
Allowances	(231,219)	(228,588)

	2,380,653	1,454,065

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

	As of December 31,
Description	2009	2008

Repurchased corporate bonds	—	29,105
Corporate bonds — Unlisted (1)	80,746	53,389
Certificates of participation in financial trusts — Unlisted (1)	390,164	337,809
Debt securities in financial trusts — Unlisted	206,787	227,147

Total investments in unlisted private securities	677,697	647,450

(1)	As of December 31, 2009 and 2008, the Bank booked allowances for impairment in value amounting to 225,210 and 228,530, respectively (see also note 27).
As of December 31, 2009, maturities for the private securities disclosed above are as follows:

		After 1	After 5
		year but	years but
	Within 1	within 5	within 10	After 10	Without
	year	years	years	years	due date		Total

Corporate bonds —Unlisted	48,812	31,744	—	—	190		80,746

Certificates of participation in financial trusts —Unlisted	2,243	76,150	—	10,591	301,180	(1)	390,164
Debt securities in financial trusts —Unlisted	175,217	20,323	11,247	—	—		206,787

Total investments in unlisted private securities	226,272	128,217	11,247	10,591	301,370		677,697

(1)	As of December 31, 2009 the Bank booked allowances for impairment in value amounting to 224,193.

BANCO MACRO S.A. AND SUBSIDIARIES
The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2009	2008

Amounts receivable from spot and forward sales pending settlement

Receivable from spot sales of government and private securities pending settlement	21,651	60,858
Receivables from repurchase agreements of government securities	14,657	426,196
Receivables from forward sales of government securities	—	3,214
Receivables from spot sales of foreign currency settlement	734	4,469

	37,042	494,737

Securities and foreign currency receivable from spot and forward purchases pending settlement

Forward purchases of securities under repurchase agreements	521,159	5,626
Spot purchases of government and private securities pending settlement	1,608	35,228
Spot purchases of foreign currency pending settlement	734	1,640
Forward purchases of government securities	—	2
Other spot purchases	13,059	11,786

	536,560	54,282

Amounts payable for spot and forward purchases pending settlement

Payables for forward purchases of securities under repurchase agreements	468,535	—
Payables for spot purchases of government securities pending settlement	14,552	42,372
Payables under repo transactions	8,362	24,495
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	734	1,632

	492,183	68,499

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	1,060,887	629,973
Spot sales of government and private securities pending settlement	14,430	43,307
Forward sales of foreign currency pending settlement	730	4,463
Forward sales of government securities	—	1,752

	1,076,047	679,495

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in note 4.4.h).
The fair value of these instruments was:

	End-of-year fair value
Description	2009	2008

Assets	535,160	53,571
Liabilities	1,028,014	681,295
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

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
	Estimated
	useful life
Description	(years)	2009	2008

Buildings	50	396,024	370,522
Furniture and facilities	10	98,332	88,308
Machinery and equipment	5	366,355	362,325
Vehicles	5	34,192	33,976
Other	—	1,552	2,303
Accumulated depreciation		(462,830)	(426,592)

Total		433,625	430,842

Depreciation expense was 53,993, 50,543 and 42,723 as of December 31, 2009, 2008 and 2007, respectively.

25.2	Other assets

Other assets consisted of the following as of December 31, 2009 and 2008:

	As of December, 31
	Estimated
	useful life
Description	(years)	2009	2008

Works in progress	—	15,531	22,801
Works of art	—	1,213	1,206
Prepayments for the purchase of assets	—	1,335	365
Foreclosed assets	50	19,498	25,632
Leased buildings	50	4,543	6,765
Stationery and office supplies	—	3,347	5,346
Other assets (1)	50	82,141	87,870
Accumulated depreciation		(13,266)	(12,628)

Total		114,342	137,357

(1)	Mainly includes buildings not affected by banking activities.
Depreciation expense was 1,583, 1,313 and 1,598 at December 31, 2009, 2008 and 2007, respectively.

25.3	Operating Leases

As of December 31, 2009, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

BANCO MACRO S.A. AND SUBSIDIARIES
The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2010	20,100
2011	12,958
2012	6,233
2013	3,271
2014	2,121
2015 and after	4,017

Total	48,700

Some of which are renewable for periods between 2 and 10 years.
As of December 31, 2009, 2008 and 2007, rental expenses amounted to 34,638, 21,769 and 18,686, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.
26.	INTANGIBLE ASSETS
26.1.	Goodwill:

As of December 31, 2009 and 2008 goodwill breakdown is as follows:

	As of December 31,
	Estimated
	useful life
Description	(years)	2009	2008

Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 6,676 as of December 31, 2009 (a)	10	11,567	13,395
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 22,564 as of December 31, 2009 (b)	10	43,478	50,082

Total		55,045	63,477

Amortization expense on goodwill was 8,432, 8,439 and 9,250 as of December 31, 2009, 2008 and 2007, respectively.

(a)
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

(b)
On August 11, 2006, the Bank acquired 92.73% of the capital stock of Nuevo Banco Bisel in the amount of 19,509. The assets transferred amounted to 1,824,644 and the liabilities assumed amounted to 1,804,534.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 66,042, which is amortized in ten years and no impairment is required. See also note 3.7.

BANCO MACRO S.A. AND SUBSIDIARIES
26.2.	Organization and development costs:

As of December 31, 2009 and 2008, the organization and development costs breakdown is as follows:

	As of December 31,
	Estimated
	useful life
Description	(years)	2009	2008

Differences due to courts orders — deposits dollarizations	5	50,532	40,657
Cost from information technology projects	5	78,158	74,631
Organizational cost	5	8,001	8,308
Other capitalized cost	5	18,838	11,473

Total		155,529	135,069

Amortization expense was 53,950, 55,066 and 47,202 as of December 31, 2009, 2008 and 2007, respectively, which was recorded in Administrative expenses and Other expenses.
Intangible assets changed as follows during fiscal years ended December 31, 2009, 2008 and 2007:

	Fiscal year ended December 31,
	2009	2008	2007

Balance at the beginning of the fiscal year	198,546	199,963	164,047
Additions	74,867	62,096	92,368
Decreases	(457)	(8)	—
Amortization expense	(62,382)	(63,505)	(56,452)

Balance at the end of the fiscal year	210,574	198,546	199,963

27.	OTHER ALLOWANCES AND PROVISIONS
The activity of the following allowances deducted from assets or included in liabilities in accordance with Central Bank rules are as follows:

Allowances — Government and private securities

Recorded to cover possible impairment risk arising out of government securities.

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	27	27	29
Provision for government and private securities	28	—	—
Reversals	(11)	—	(2)

Balance at the end of the fiscal year	44	27	27

BANCO MACRO S.A. AND SUBSIDIARIES
Allowances — Other receivables from financial intermediation (mainly trusts)
Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account notes 4.4.f) and 4.4.h.3).

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	228,588	206,939	178,319
Provision for other receivables for financial intermediation losses	4,202	24,099	38,583
Charge off	(1,503)	(761)	(5,902)
Reversals	(68)	(1,689)	(4,061)

Balance at the end of the fiscal year	231,219	228,588	206,939

Allowances — Assets subject to financial lease
Recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account note 4.4.f).

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	5,391	4,898	3,489
Provision for assets subject to financial lease	138	614	1,557
Charge off	(2)	—	—
Reversals	(1,878)	(121)	(148)

Balance at the end of the fiscal year (1)	3,649	5,391	4,898

(1)	Under U.S. SEC requirements, as disclosed in note 31, they were included in “Assets — Allowance for loans losses”.
Allowances — Investment in other companies
Recorded to cover possible impairment risk arising from investments in other companies.

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	247	697	1,172
Provision for investment in other companies losses	1,266	45	85
Charge off	—	(487)	(11)
Reversals	(16)	(8)	(549)

Balance at the end of the fiscal year	1,497	247	697

Allowances — Other receivables
Following is a summary of amounts recorded to cover collectibility risks of other receivables.

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	15,838	27,034	36,153
Provision for other receivables losses	2,477	7,332	1,936
Charge off	(2,421)	(18,011)	(3,959)
Reversals	(1,914)	(517)	(7,096)

Balance at the end of the fiscal year	13,980	15,838	27,034

Total of allowances	250,389	250,091	239,595

BANCO MACRO S.A. AND SUBSIDIARIES
Provisions — Granted Guarantees
Following is a roll-forward of the allowance recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	1,523	1,660	1,674
Provision for granted guarantees losses	24	40	55
Reversals	(581)	(177)	(69)

Balance at the end of the fiscal year	966	1,523	1,660

Provisions — Negative Goodwill
Following is the roll forward of the amounts recorded to cover the difference between the purchase price and the book value of the net equity acquired of Banco Bansud S.A. and Nuevo Banco Suquía S.A. from 2007 through 2009 was 483.
Provisions — Other loss contingencies
Principally includes labor litigation and customer and other third-party claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	62,765	78,044	75,085
Provision for other contingent losses	17,114	28,792	23,638
Charge off	(10,963)	(22,686)	(18,728)
Reversals	(2,069)	(21,385)	(1,951)

Balance at the end of the fiscal year	66,847	62,765	78,044

Provision — Difference from court deposit dollarization
Following is the roll-forward of the provision recorded under Central Bank’s rules to cover the difference form court deposit dollarization (see note 2.).

	As of December 31,
	2009	2008	2007
Balance at the beginning of the fiscal year	18,233	21,146	—
Provision from court deposits dollarization	1,746	1,864	21,678
Charge off	—	(4,777)	(532)

Balance at the end of the fiscal year	19,979	18,233	21,146

Total of provisions	88,275	83,004	101,333

28.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
28.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2009 and 2008 is 6,964,798 and 6,335,840, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
28.2	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2009			As of December 31, 2008
		Interest and			Interest and
		CER			CER
	Principal	adjustments	Rate	Principal	adjustments	Rate
Short–term liabilities	1,363	—	—	35,746	43,193	1.95%
Long–term liabilities	518	16	0.08%	101,516	122,305	2.00%

Total (1)	1,881	16		137,262	165,498

(1)
As mentioned in note 2, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 and 216/2009, the Bank prepaid the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A. in the amount of 291,609 (see note 7.2.b)).

28.3	Banks and international institutions

	As of December 31, 2009			As of December 31, 2008
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	219,743	7,471	7.78%	52,283	769	4.92%
Long–term liabilities (1)	—	—	—	172,685	6,685	8.54%

Total	219,743	7,471		224,968	7,454

(1)
On June 16, 2006 the Bank and Credit Suisse First Boston International entered into loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.54% per anum. As of December 31, 2009 the Bank had duly complied with the obligations assumed with the loan. Finally, on January 21, 2010, the Bank paid off the loan.

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

28.4	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2009			As of December 31, 2008
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	146,679	2,443	9.45%	30,181	1,665	10.33%
Long–term liabilities	17,278	23,571	2.00%	18,958	23,002	2.00%

Total	163,957	26,014		49,139	24,667

Accrued interest and adjustments are included in “Accrued interest payables” under the Financing received from Argentine financial institutions and “Accrued interest, adjustments, foreign exchange and quoted price differences payable adjustments, foreign exchange and quoted price differences payable” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets. Amounts are unsecured.

BANCO MACRO S.A. AND SUBSIDIARIES
Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

As of
December 31,
Periods	2009
2011	4,202
2012	4,202
2013	4,202
2014	6,419
2015	6,863
2016	6,863
2017	6,862
2018	1,236

40,849

28.5	Others

The rest of liabilities included in “Others liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2009			As of December 31, 2008
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	652,241	89	0.02%	545,146	37	0.02%
Long–term liabilities (1)	80,445	1,168	3.96%	80,835	1,123	3.96%

Total	732,686	1,257		625,981	1,160

(1)
Includes the liability assumed with -SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 74,519 and 71,653 as of December 31, 2009 and 2008, respectively (see notes 3.7. and 7.1.f)).

Additionally, the Bank has other liabilities related to corporate bonds and forward transactions (see notes 10 and 24).
29.	EMPLOYEE BENEFIT PLANS
The Bank does not maintain pension plans for its personnel. The Bank is required to pay employer contributions, determined on the basis of total monthly payroll.
These expenses aggregated 142,440, 110,170 and 78,821 for the fiscal years ended December 31, 2009, 2008 and 2007, respectively, and are included in the “Administrative expenses—Personnel expenses” account.
30.	MINIMUM CAPITAL REQUIREMENTS
Under Central Bank’s rules, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). As of December 31, 2009 and 2008, the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the Central Bank rules are as follows:

			Excess of actual Minimum
	Required	Computable	Capital over Required
	Minimum Capital	Capital	Minimum Capital

December 31, 2009	1,344,042	3,708,296	2,364,254
December 31, 2008	1,341,598	3,113,825	1,772,227

BANCO MACRO S.A. AND SUBSIDIARIES
31.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET
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

Consolidated Statements of Income	2009	2008 (1)	2007 (1)

Interest and fees on loans	2,343,185	2,105,895	1,287,555
Interest on bearing deposits with other banks	363	7,010	19,917
Interest on other receivables from financial intermediation	43,825	174,038	67,022
Interest on securities and foreign exchange purchased under resale agreements	63,167	28,010	24,642
Securities gains, net	1,321,130	569,095	437,832
Other interest income	33,653	23,166	15,774

Total interest income	3,805,323	2,907,214	1,852,742

Interest on deposits	1,181,701	970,072	501,168
Interest on securities and foreign exchange purchased under resale agreements	2,314	5,723	10,998
Interest on short-term borrowings	37,631	29,227	4,860
Interest on long-term debt	106,278	150,457	161,374
Other interest expense	206,122	160,487	100,068

Total interest expense	1,534,046	1,315,966	778,468

Net interest income	2,271,277	1,591,248	1,074,274

Provision for loan losses, net	(154,397)	(226,705)	12,079

Net interest income after provision for loan losses	2,116,880	1,364,543	1,086,353

Service charges on deposit accounts and other fees	663,000	570,968	370,147
Credit-card service charges and fees	158,418	153,413	102,856
Other commissions	23,365	19,557	19,789
Foreign currency exchange trading income	26,682	19,261	15,947
Income from equity in other companies	14,953	32,986	13,477
Foreign exchange, net	133,731	143,094	48,823
Other	140,430	119,576	143,831

Total non-interest income	1,160,579	1,058,855	714,870

Commissions	61,620	57,077	49,965
Salaries and payroll taxes	963,889	796,129	587,480
Outside consultants and services	64,436	54,375	41,802
Depreciation of bank premises and equipment	55,255	51,499	43,972
Rent	34,554	21,685	18,635
Stationery and supplies	11,472	15,050	14,511
Electric power and communications	45,747	37,004	31,980
Advertising and publicity	46,861	53,178	50,343
Taxes	79,444	70,702	53.242
Directors’ and Statutory Audits’ fee	36,413	26,941	37,695
Insurance	7,313	6,073	6,091
Security services	47,668	42,241	35,487
Maintenance, conservation and repair expenses	68,006	47,743	36,392
Amortization of organization and development expenses	62,151	63,210	55,906
Provision for losses on other receivables and other allowances	21,275	37,242	15,599
Other	255,083	118,638	132,495

Total non-interest expense	1,861,187	1,498,787	1,211,595

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income (contd.)	2009	2008 (1)	2007 (1)

Income before income tax expense	1,416,272	924,611	589,628

Income tax expense	659,250	261,207	92,345

Income from continuing operations	757,022	663,404	497,283

Net income	757,022	663,404	497,283

Net income attributable to the noncontrolling interest	5,092	3,354	2,083

Net income attributable to the controlling interest	751,930	660,050	495,200

Earnings per common share	1.26	1.00	0.72

(1)	See note 4.2.
Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2009, and 2008, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2009	2008 (1)
ASSETS

Cash	4,298,395	824,387
Interest-bearing deposits in other banks	363,041	2,187,043
Federal Funds sold and securities purchased under resale agreements of similar arrangements	1,578,099	635,633
Trading account assets	1,212,237	422,125
Investment securities available for sale	5,512,247	4,410,387
Loans	11,896,861	12,250,774
Allowance for loan losses	(451,693)	(443,739)
Premises and equipment	775,962	644,318
Due from customers on acceptances	381,501	147,843
Other assets	1,004,392	921,181

Total assets	26,571,042	21,999,952

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	14,502,258	12,214,166
Non interest-bearing deposits	3,354,322	3,091,498
Federal Funds purchased and securities sold under repurchase agreements	1,537,783	654,467
Other short-term borrowings	1,045,748	732,223
Long-term borrowings	724,012	1,199,675
Contingent liabilities	87,172	82,155
Other liabilities	986,288	518,765
Bank acceptances outstanding	381,501	147,843
Subordinated corporate bonds	572,473	521,681

Total liabilities	23,191,557	19,162,473

Common stocks	594,485	685,127
Retained appropriated earnings	613,964	481,954
Retained unappropriated earnings	1,747,091	1,251,569
Other shareholders’ equity	403,261	403,261
Noncontrolling interests	20,684	15,568

Total shareholders’ equity	3,379,485	2,837,479

Total liabilities and shareholders’ equity	26,571,042	21,999,952

(1)	See note 4.2.

BANCO MACRO S.A. AND SUBSIDIARIES
32.	OPERATIONS BY GEOGRAPHICAL SEGMENT
The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2009	2008	2007

Total revenues	5,032,704	4,110,010	2,736,273
Argentina	4,952,908	4,088,419	2,704,895
Bahamas	79,796	21,591	31,378

Net income	751,930	660,050	495,200
Argentina	687,294	656,611	485,079
Bahamas	64,636	3,439	10,121

Total assets	26,859,238	22,430,272	19,723,546
Argentina	25,882,809	22,036,045	19,198,844
Bahamas	976,429	394,227	524,702
33.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
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
33.1	Derivatives

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

BANCO MACRO S.A. AND SUBSIDIARIES
The notional contractual amount of these instruments represents the volume of outstanding transactions and do not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices.
The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008

Forward purchases of foreign exchange without delivery of underlying asset (a)	461,234	2,219,777
Forward sales of foreign exchange without delivery of underlying asset (a)	286,416	1,214,988
Interest rate swaps (b)	157,917	39,422
Put options sold (c)	69,900	99,826
Call options sold (d)	32,905	—
Call options taken (e)	25,229	24,349

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through the local markets (ROFEX and MAE). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

The Bank enters into these transactions to take advantage of price differentials. Under Central Bank rules, they were valued at their quoted prices as of December 31, 2009 and 2008. They expired a few days later. Any quoted price-differences were charged to income.

(b)	Related to the following interest rate swap transactions:
b.1)
The Bank and the Central Bank intered into swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of 115,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement of medium- and long-term loans set forth in Central Bank Communiqué “A” 4,776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of 41,917 and 39,422, respectively.

b.3)
The Bank intered into ten swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of 1,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement will expire on April 30, 2010.

BANCO MACRO S.A. AND SUBSIDIARIES
(c)
As of 2009 and 2008, the Bank recorded in memorandum accounts the amounts representing obligations of the Bank under put options sold related to the Federal Government Bond coupons established in Presidential Decrees Nos. 905/02 and 1,836/02. Such options were imposed by the Federal Government to all financial institutions.

During the Argentine crisis and pursuant to such decrees, the deposits which were denominated in US Dollars were exchanged for peso denominated government bonds using a Ps.1.4 to the USD 1.00 exchange rate. The bonds received by the depositors carried an interest rate plus CER (an inflation index) adjustment.

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

After the exchange, these government bonds have increased in value significantly given the improvement of the Argentine’s economy and therefore of the government’s creditworthiness. As a result of that, the management of the Bank estimates that many of the original depositors had sold their bonds. Consequently, the options had been extinguished.

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

(d)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expires in September 2010 and is subject to repayment of a loan granted by the Bank.

(e)
As of December 31, 2009, this is related to purchased put options of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series X and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 16, 2009, with Credilogros Compañía Financiera S.A. The initial price was set at 25,000, which will accrue a minimum applicable rate of 21% compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name.

Net income (loss) resulting from these transactions for the fiscal year ended December 31, 2009, 2008 and 2007, amount to income (loss):

Transactions	2009	2008	2007

Premiums on reverse repurchase agreements	63,168	(10,049)	25,719
Premiums on repurchase agreements	(2,314)	10,705	(12,379)
Interest rate swaps	4,344	1,696	2,168
Forward foreign-currency transactions offset	13,992	130,127	336
Transactions with options	2,654	5,162	2,025

Total	81,844	137,641	17,869

BANCO MACRO S.A. AND SUBSIDIARIES
33.2	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of the counterparts’ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2009	2008

Other guarantees provided covered by debtors classification regulations	85,213	84,136
Other guarantees provided not covered by debtors classification regulations	130,826	57,758
Other covered by debtors classification standards	250,675	90,085

(*)	Most of this amount as of December 31, 2009 and 2008, have a remaining maturity of less than one year.
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
The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2009	2008

Checks drawn on the Bank pending clearing	997,472	781,996
Checks drawn on other Banks	261,186	259,303
33.3	Trust activities

See note 13.
34.	BUSINESS SEGMENT CONSOLIDATED INFORMATION
FASB ASC 280 “Segment reporting” requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Management has determined that the Bank has one reportable segment related to banking activities.

BANCO MACRO S.A. AND SUBSIDIARIES
35.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES
The following is a description of the significant differences between Central Bank rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (US GAAP). “FASB ASC” shall refer to Financial Accounting Standards Board Accounting Standards Codification.
In 2009 the Bank adopted FASB ASC 855 “Subsequent Events” and FASB ASC 105 “Generally Accepted Accounting Principles”.
35.1.	Income taxes
a)
As explained in note 5, Central Bank rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

For purposes of US GAAP reporting, the Bank applies FASB ASC 740 “Income Taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence.
FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
There were no unrecognized tax benefits as of December 31, 2009, 2008 and 2007.
The Bank and its subsidiaries file income tax returns in the Argentina jurisdiction. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2004 through 2009 (see note 16).
Deferred tax assets and liabilities (including those related to business combinations mentioned in note 35.7.d) ) are summarized as follows:

	As of December 31,
Description	2009	2008

Deferred tax assets:
Governments and private securities	2,386	20,879
Loans	105,963	106,691
Intangible assets	9,487	15,252
Allowance for loss contingencies	62,535	55,976
Net tax loss carry forwards	754	888
Other	36,955	28,476

Total deferred assets	218,080	228,162

Deferred tax liabilities:
Property, equipment and other assets	(6,768)	(5,952)
Foreign exchange difference	(19,224)	(15,688)
Other	—	(14,268)

Total deferred liabilities	(25,992)	(35,908)

Deferred tax asset	192,088	192,254

Allowance for deferred tax assets	(65,673)	(89,308)

Net deferred tax assets under US GAAP	126,415	102,946

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2009, the consolidated tax loss carry forwards of 2,155 are as follows:

Expiration year	Amount

2010	250
2011	421
2012	1,294
2013	72
2014	118

2,155

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2009	2008	2007

Net deferred tax assets at the beginning of the year	102,946	123,077	182,902
Net deferred tax liabilities acquired from acquisition on business combination (*)	—	—	(3,359)
Net amount recorded in comprehensive income	(146,525)	42,132	8,333
Net deferred tax income / (expense) for the year	169,994	(62,263)	(64,799)

Net deferred tax assets at the end of the year	126,415	102,946	123,077

(*)	See note 35.7.
The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2009	2008	2007

Income tax in accordance with Central Bank regulations	659,250	261,207	92,345

Deferred tax charges	(169,994)	62,263	64,799

Total income tax expense in accordance with US GAAP	489,256	323,470	157,144

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2009	2008	2007

Pre-tax income in accordance with US GAAP	1,483,025	954,641	561,171
Statutory income tax rate	35.00%	35.00%	35.00%

Tax on net income at statutory rate	519,059	334,124	196,410

Permanent differences at the statutory rate:
- Variation of allowances	(23,635)	(30,159)	15,354
- Income not subject to income tax	(23,955)	(5,098)	(58,432)
- Others	17,787	24,603	3,812

Income tax in accordance with US GAAP	489,256	323,470	157,144

In note 35.7 the abovementioned adjustments were split considering business combinations or other adjustments.

BANCO MACRO S.A. AND SUBSIDIARIES
Had US GAAP been applied, in addition to the adjustments related to business combinations mentioned in note 35.7 d), the Bank ´s assets would increase by 131,364, 107,012 and 123,488 as of December 31, 2009, 2008 and 2007, respectively. In addition, income would increase by 170,877 for the year ended December 31, 2009, and decrease by 58,608 and 68,993 for the years ended December 31, 2008 and 2007, respectively.
b)
In addition, as of December 31, 2009, 2008 and 2007 the Bank had asset of 10,280, 25,767 and 45,293, respectively, for the credit for Tax on minimum presumed income. As mentioned in note 5 to the financial statements, under Central Bank Rules, such credit is considered to be an asset because Management estimates it will be used within ten years, which is the period allowed by the Central Bank Communiqué “A” 4,295, as amended.

In accordance with US GAAP, should be record allowances for the portion of such credit which was deemed to be more likely than not that it would not be recovered, as per FASB ASC 740.
The Bank determinated that no allowances is needed under US GAAP as of December 31, 2009, 2008, and 2007.
35.2.	Exposure to the Argentine Public Sector and Private Securities
In 2009 the Bank adopted new requirements related to former FSP FAS 115-2/124-2 (not codified) and the impact was no significant.
a)	Loans—Non-financial federal government sector
During the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, the Bank exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called guaranteed loans in consideration thereof. The loans received in this exchange were not significant. In addition, the Bank has guaranteed loans acquired in the market and also through business combinations described elsewhere in this footnote.
As mentioned in note 4.4.c), Guaranteed loans were valued according to Central Bank Communiqué “A” 4,898 and “A” 3,911.
Under US GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate cash flows expected to be collected over the life of the loan.
As of December 31, 2008, based on available information and events, the Bank estimated that the guaranteed loans were impaired, applying FASB ASC 310-10-35 “Receivables — Overall — Subsequent measurement”. The guaranteed loans considered impaired were approximately 475,658 (in 2008 the Bank recognized interest income for these loans of 31,604). Therefore, as of December 31, 2008, the Bank estimated allowances for such loans for a total amount of 50,127.
As of December 31, 2009, taking into account the available information and the significant improvement in the expected cash flow to be collected, the Bank estimated that guaranteed loans were not impaired. In accordance with FASB ASC 310-30, valuation allowances required the previous year were reversed.
As mentioned in note 2., in 2009 the bank entered into an exchange agreement whereby it exchanged a portion of the guaranteed loans and received government securities (Bonar 2014).
Under Central Bank rules, the assets exchanged were valued at their carrying amounts. In consequence, the exchange did not have a significant impact in income. In addition, under Central Bank Rules, the government securities were classified as “Holding in special investment account” (see note 35.b)).

BANCO MACRO S.A. AND SUBSIDIARIES
Under US GAAP, FASB ASC 310-30-35 “Loan refinancing or Restructuring” requires to recognize the government securities received at fair value and derecognize the guaranteed loans transferred at their carrying amounts. In consequence, income would increase by 11,635. In addition, under FASB ASC 320 “Investment — Debt and Equity securities” the government securities were classified as available for sale securities (see note 35.b)).
Additionally, in 2009 the Bank decided to transfer a portion of guaranteed loans to settle loans granted by Central Bank.
Under Central Bank rules, the difference between the carrying amount of the guaranteed loans transferred and the liability settled was recognized in income by 8,739.
Under US GAAP, FASB ASC 405 “Liabilities — Extinguishment of liabilities” the transaction was recorded as an extinguishment of liability. Therefore, the difference between the carrying amount of the guaranteed loans transferred and the liability settled would increase income by 40,197.
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7 d), would decrease assets by 82,537, 285,320, and 289,046 as of December 31, 2009, 2008 and 2007, respectively.
On the other hand, income would increase by 202,783 and 3,726 for the years ended December 31, 2009 and 2008, respectively, and decrease by 2,869 for the year ended December 31, 2007.
b)	Holdings in special investment accounts in accordance with Central Bank rules
As of December 31, 2009 and 2008, according to Central Bank Communiqué “A” 4861 dated October 30, 2008, as supplemented, the Bank classified certain government securities, including a significant portion of secured bonds (BOGARs), under “special investment accounts”, as disclosed in note 21. These government securities are recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable (see note 4.4.b.1.i.). As of December 31, 2007, BOGARs were classified as holding for trading or intermediation, valued as mentioned in note 4.4.b.1).ii.
As of December 31, 2009, 2008 and 2007, the Bank does not have the intention of keeping such holdings through their maturity. Consequently, under US GAAP, these holdings in investment accounts should be considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.
The effects of adjustments required to state such amounts in accordance with US GAAP would increase assets by 237,869 as of December 31, 2009, and decrease by 39,639 as of December 31, 2008.
On the other hand, income would decrease by 92,109 for the year ended December 31, 2009, and increase by 19,139 and 2,661 for the years ended December 31, 2008 and 2007, respectively.
c)	Instruments issued by Central Bank of Argentina and other unlisted securities
As of December 31, 2009, 2008 and 2007, the Bank had Instruments issued by Central Bank of Argentina and other unlisted securities (mainly government securities and Corporate Bonds). Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in note 4.4.b.2), 4.4.h.3)iii and 4.4.h.4).
Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.
The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 4,243 and 65,944 as of December 31, 2009 and 2008, respectively, and increase by 1,817 as of December 31, 2007.
On the other hand, income would increase by 12,661 and 22,428 for the years ended December 31, 2009 and 2007, respectively, and decrease by 15,020 for the year ended December 31, 2008.

BANCO MACRO S.A. AND SUBSIDIARIES
The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2009, 2008 and 2007 are as follows:

	Gains as of December 31,
Trading Securities	2009	2008	2007

Debt Securities Issued by Argentinian Government	839	16,874	467
Corporate Bonds	601	319	(315)
Other	2,308	(656)	2,835

	3,748	16,537	2,987

The amortized cost, gross unrealized gains and fair value of securities classified as available for sale mentioned in items b) to d) as of December 31, 2009, 2008 and 2007, are as follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value

2009	5,938,456	313,865	6,252,321
2008	4,416,932	(104,792)	4,312,140
2007	3,363,428	6,727	3,370,155
The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Proceeds from sales
	as of December 31,
Available for sale securities	2009 (*)	2008 (*)	2007 (*)

Debt Securities Issued by Argentinian Government and others	1,947,021	3,450,382	2,050,941

(*)	As of December 31, 2009, 2008 and 2007, realized gains as a result of those sales amounted to 388,190, 2,538 and 17,832, respectively.
The amount of the unrealized holding gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see note 35.18) is as follows:

Securities	2008	Increase	Decrease	2009

Holdings in special investment accounts	(51,130)	369,617	—	318,487
Instrument issued by Central Bank of Argentina and other unlisted securities	(53,662)	52,643	(3,603)	(4,622)

Total	(104,792)	422,260	(3,603)	313,865

Securities	2007	Increase	Decrease	2008

Holdings in special investment accounts	7,648	—	(58,778)	(51,130)
Instrument issued by Central Bank of Argentina and other unlisted securities	(921)	2,538	(55,279)	(53,662)

Total	6,727	2,538	(114,057)	(104,792	)(*)

BANCO MACRO S.A. AND SUBSIDIARIES

Securities	2006	Increase	Decrease	2007
Instrument issued by Central Bank of Argentina and other unlisted securities	27,579	1,957	(22,809)	6,727

Total	27,579	1,957	(22,809)	6,727

(*)
FASB ASC 320 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the write down amount shall be included in earnings. As of December 31, 2008 the Bank evaluated the argentine macroeconomic environment and this decline in fair value to determine whether it was other than temporary and did not recognize any other than temporary impairment.

35.3.	Loan origination fees
The Bank recognizes fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, when collected and charges direct origination costs when incurred. In accordance with US GAAP under FASB ASC 310-20, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.
The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 38,920, 34,043 and 20,163 as of December 31, 2009, 2008 and 2007, respectively. Income would decrease by 4,877, 13,880 and 3,071 for the years ended December 31, 2009, 2008 and 2007, respectively.
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
Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the charge off of non-performing loans classified as “non-recoverable” after a certain period of time and on management’s decisions to write off non-performing loans evidencing a very low probability of recovery.
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

BANCO MACRO S.A. AND SUBSIDIARIES
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
In addition, all loans reserves from business combinations recorded under Central Bank rules, since the effective date of FASB ASC 310-30, were reversed under US GAAP purposes as of each acquisition date, due to the fact that it is not appropriate to report such acquired impaired loans on a gross basis, since the Bank is not expected to incur those losses.
a)	Recoveries and write-offs
Under Central Bank rules, recoveries are recorded in a separate income line item under Other Income. Write-offs are recorded directly as loan loss provision in the income statement. Under US GAAP, recoveries and write-offs would be recorded in the allowance for loan losses in the balance sheet; however there would be no net impact on net income or shareholders’ equity.
b)	Credit Card Loans
The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at 50% in accordance with the Central Bank rules.
Under US GAAP, the Bank adopted a policy to charge off loans which are 180 days past due.
Had US GAAP been applied, the Bank’s assets would decrease by 6,796, 5,897 and 3,600 as of December 31, 2009, 2008 and 2007, respectively. In addition, income would decrease by 899, 2,297 and 1,661 for the years ended December 31, 2009, 2008 and 2007, respectively.
c)	Impaired loans—Non Financial Private Sector and residents abroad
FASB ASC 310, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.
The following table discloses the amounts required by FASB ASC 310, as of December 31, 2009, 2008 and 2007:

	Fiscal year ended December 31,
	2009	2008	2007

Total amount of loans considered as impaired (*)	459,576	365,406	213,216
Amount of loans considered as impaired for which there is a related allowance for credit losses	383,929	309,106	158,836
Amount of loans considered as impaired for which there is no related allowance for credit losses	75,647	56,300	54,380
Reserves allocated to impaired loans	184,287	160,357	89,665
Average balance of impaired loans during the fiscal year	457,833	288,430	215,300
Interest income recognized on impaired loans	45,766	20,638	9,119

(*)	Includes 245,711, 193,382 and 84,972 of consumer loans as of December 31, 2009, 2008 and 2007, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
The Bank recognizes interest income on impaired loans on a cash basis method.
In addition, the Bank has performed a migration analysis based on uncollectivity following the FASB ASC 450 considerations.
Had US GAAP been applied, the Bank’s assets would decrease by 8,935, 10,539 and 14,206 as of December 31, 2009, 2008 and 2007, respectively. In addition, income would increase by 1,604 and 3,667 for the years ended December 31, 2009 and 2008, respectively, and decrease by 3,738 for the year ended December 31, 2007.
Under US GAAP, the activity in the allowance for loan losses for the years presented is as follows:

	Fiscal year ended December 31,
	2009	2008	2007

Balance at the beginning of the fiscal year	330,912	114,356	97,116
Provision for loan losses	186,943	313,162	98,897
Charge offs	(175,355)	(76,246)	(38,199)
Reversals	(2,596)	(20,360)	(43,458)

Balance at the end of the fiscal year	339,904	330,912	114,356

d)	Interest recognition — non-accrual loans
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
Had US GAAP been applied, the Bank’s assets would decrease by 7,694, 4,443 and 2,619 as of December 31, 2009, 2008 and 2007, respectively. In addition, income would decrease by 3,251 and 1,824 for the years ended December 31, 2009 and 2008, respectively, and increase by 382, for the year ended December 31, 2007.
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
Under US GAAP, the right to obtain these compensations is deemed a contingent gain which can not be recognized until realized, pursuant to FASB ASC 450.

BANCO MACRO S.A. AND SUBSIDIARIES
Additionally, as of December 2009, 2008 and 2007, as mentioned in note 4.4.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of court decisions, in conformity with Central Bank indications in the notice dated August 4, 2008.
Under US GAAP, in accordance with FASB ASC 450, the Bank should have recorded a liability to cover the contingent losses related to the application of the Argentine Supreme Court ruling dated December 27, 2006 and August 28, 2007.
The adjustments related to these intangible asset acquired in business combination transactions are included in note 35.7. d).
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7. d), would decrease net assets by 100,528, 84,974 and 110,651 as December 31, 2009, 2008 and 2007, respectively. In addition, income would decrease by 15,554 and 45,317 for the years ended December 31, 2009 and 2007, respectively, and increase by 25,677 for the year ended December 31, 2008.
b)	Software costs
FASB ASC 350-40, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only certain costs in the second stage should be capitalized. Under Central Bank rules, the Bank capitalized costs relating to all three of the stages of software development and amortized these costs on straight-line basis.
Under US GAAP, the Bank properly capitalized only certain costs of computer software developed or obtained for internal use (mainly, services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and travel expenses incurred by employees in their duties directly associated with developing software).
The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in note 35.7 d), would decrease assets by 26,858, 38,875 and 40,306 as of December 31, 2009, 2008 and 2007, respectively. In addition income would increase by 12,017 and 1,431 for the years ended December 31, 2009 and 2008, respectively and decrease by 23,437 for the year ended December 31, 2007.
c)	Organizational costs
Applying US GAAP and in accordance with FASB ASC 720-15 also resulted in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank ´s assets of 8,028, 8,291 and 8,656 as of December 31, 2009, 2008 and 2007, respectively. In addition income would increase by 263 and 365 for the years ended December 31, 2009 and 2008, respectively and decrease by 7,153 for the year ended December 31, 2007.
35.6.	Vacation accrual
The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.
Had US GAAP been applied, the Bank’s shareholder’s equity would decrease by 72,676, 61,122 and 41,781 as of December 31, 2009, 2008 and 2007, respectively. In addition, the income would decrease by 11,554, 19,341 and 14,774 for the years ended December 31, 2009, 2008 and 2007, respectively.
35.7.	Business Combinations
The Bank has effected several business combinations in the past few years. In order to present more detailed information about the US GAAP differences related to these business combinations, the Bank has reclassified certain line items in the reconciliation table shown in note 35.17. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to the banks which have not been legally merged into the Bank (mainly Banco del Tucumán S.A.). The qualitative description of the adjustments related to business combinations are described above, as the case may be. The details of these effects are described in this footnote.

BANCO MACRO S.A. AND SUBSIDIARIES
In 2009, the Bank adopted FASB ASC 805 “Business Combinations” and the impact was no significant.
a)	Acquisition of controlling interest in former Banco Bansud S.A.
In January 2002, the Bank acquired 81.23% of former Banco Bansud S.A. (Net assets acquired amounted to 39,716), at a contingent purchase price of 65,000 (subsequently deemed not to be payable).
Under Central Bank rules, business combinations are recorded at the carryover book value of the acquired company and goodwill is recognized based on the difference of the book value of the net assets acquired and the purchase price (including contingent consideration). The Bank recognized a negative goodwill in the amount of 365,560. As of December 31, 2009, 2008 and 2007, such goodwill was fully amortized.
Under US GAAP, former FAS 141 (not codified) requires this acquisition to be accounted for under the purchase method. The contingent purchase price was not considered since it never materialized and thus the purchase price was deemed to be zero. The assets acquired and liabilities assumed were recognized at their fair values at the date of acquisition. The difference between the purchase price and the fair value of the net assets acquired resulted in a negative goodwill of 39,716. The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current assets acquired. Given the Argentine economic environment and the Banks ´ situation at the time of the acquisition, no identifiable intangible assets were recognized.
The effects on the Bank’s net assets, to allocate the negative goodwill under US GAAP had been resulted in a decrease by 9,254, 9,609 and 11,944 as of December 31, 2009, 2008 and 2007, respectively. In addition income would increase by 355, 2,335 and 4,630 for the years ended December 31, 2009, 2008 and 2007, respectively.
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
Under US GAAP, this transaction was accounted for as a downstream merger and an acquisition of minority interest. Former FAS 141 (not codified) required the acquisition of the minority interest of former Banco Bansud S.A. to be accounted for under the purchase method. The minority interest acquired represented 18.77% of former Banco Bansud S.A. As the consideration given to the minority interest was not in the form of cash, the cost of the interest acquired was determined based on the fair value of the net assets given. The quoted market price of the former Banco Bansud S.A. shares traded was used to determine such cost. The terms of the acquisition were agreed to and announced on March 28, 2003. On that date the share price of former Banco Bansud S.A. was Ps.1.490. The average share price between two days before and end two days after that date was Ps.1.494, which is the price used to determine the acquisition cost. This is in accordance with former EITF 99-12 (not codified) which required that the quoted market price to be used must consider the market price during a reasonable short period of time, such as just a few days before and after the acquisition is agreed to and announced.
The cost of the acquired minority interest (“purchase price”) has been allocated to the identifiable tangible and intangible assets with finite lives acquired and liabilities assumed based upon their fair value as of the acquisition date, and the excess of the fair value over the cost resulting in a negative goodwill. Merged results were recognized after acquisition date.

BANCO MACRO S.A. AND SUBSIDIARIES
The estimated fair values of the net assets acquired amounted to 136,648 and the purchase price was 127,694. The difference between the purchase price and the fair value of the net assets acquired resulted in a negative goodwill of 8,954. Such goodwill has been applied to reduce on a pro rata basis the amount assigned to the non-current intangible and tangible assets acquired.
The effect on the Bank’s net assets, to allocate the negative goodwill under US GAAP, had been resulted in a decrease by 5,444, 6,621 and 6,235 as of December 31, 2009, 2008 and 2007, respectively. In addition income would increase by 1,177 for the year ended December 31, 2009 and decrease by 386 and 527 for the years ended December 31, 2008, and 2007, respectively.
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
Under US GAAP, former FAS 141 (not codified) required the acquisition of the controlling interest of Nuevo Banco Suquía S.A. to be accounted for as a business combination applying purchase accounting. The purchase price has been allocated to the identifiable tangible and intangible assets with finite lives acquired and liabilities assumed based upon their fair value as of the acquisition date, and the excess of the fair value over the cost resulting in a negative goodwill.
The estimated fair values of the net assets acquired amounted to 110,482. The negative goodwill of 94,075 has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.
c.2)	Merger with and into Former Nuevo Banco Suquía S.A.
As mentioned in note 3.5., Banco Macro S.A. carried out the legal merger of Nuevo Banco Suquía S.A. with and into the Bank. The result of this transaction was a single shareholder group, including the former minority interest of former Nuevo Banco Suquía S.A., owning the consolidated net assets. The minority interest acquired represented 0.0165% of Nuevo Banco Suquía S.A.
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
Under US GAAP, this transaction was accounted for as an acquisition of minority interest. Former FAS 141 (not codified) required the acquisition of the minority interest of former Nuevo Banco Suquía S.A. to be accounted for under the purchase method. As the consideration given to the minority interest was not in the form of cash, the cost of the interest acquired was determined based on the fair value of the net assets given. The quoted market price of the Banco Macro S.A.’s shares traded was used to determine such cost. The terms of the acquisition were agreed to and announced on March 14, 2007. On that date the share price of Banco Macro S.A. was Ps.10.200. The average share price between two days before and end two days after that date was Ps.10.460, which is the price used to determine the acquisition cost. This is in accordance with former EITF 99-12 (not codified) which requires that the quoted market price to be used must consider the market price during a reasonable short period of time, such as just a few days before and after the acquisition is agreed to and announced.

BANCO MACRO S.A. AND SUBSIDIARIES
Finally, under US GAAP, the total cost of the acquired minority interest (0.0165% of Nuevo Banco Suquía S.A.) was 372. Therefore, the Bank believed that purchase price allocation would not have a significant impact on the Bank’s consolidated financial condition or results of operations. In addition, merged results were recognized after acquisition date.
The effects on the Bank’s net assets, to allocate the negative goodwill and to account the legal merger abovementioned under US GAAP had been resulted in a decrease by 43,948, 46,296 and 48,645, as of December 31, 2009, 2008 and 2007, respectively. In addition income would increase by 2,348, 2,349 and 2,325 for the year ended December 31, 2009 and 2008 and 2007, respectively.
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
Under US GAAP, former FAS 141 (not codified) required the acquisition of the controlling interest of Banco del Tucumán S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Net assets	98,100	(*)

% acquired	75%

Net assets acquired	73,575

Purchase price	45,961

Negative Goodwill	(27,614)	(**)

(*)	Includes 1,567 of deferred tax liability.

(**)	The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.
Subsequently, as explained in note 3.6, in 2006 and 2007 the Bank acquired the 4.84% and 10.09% additional interest of Banco del Tucumán S.A. for cash payments of 2,907 and 9,709, respectively. These acquisitions were accounted for steps acquisitions in accordance with former SFAS 141 (not codified).
Consequently, Banco Macro S.A. has allocated the purchase prices to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

BANCO MACRO S.A. AND SUBSIDIARIES
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

	Additional interest acquired in
	2007		2006
Net assets	174,713	(*)	144,256	(*)

% acquired	10.09%		4.84%

Net assets acquired	17,628		6,982

Purchase price	9,709		2,907

Negative Goodwill	(7,919)	(**)	(4,075)	(**)

(*)	Includes 3,359 (liability) and 143 (asset) of deferred tax, respectively.

(**)	The negative goodwills have been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible and tangible assets acquired.
The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2009, 2008 and 2007:

	Increase / (Decrease)
	Consolidated
	shareholders’ Equity as of			Consolidated Net income Year
	December 31			ended December 31,
	2009	2008	2007	2009	2008	2007

Deferred taxes, net of allowances	(4,949)	(4,066)	(411)	(883)	(3,655)	4,194

Write off of tangible and intangible assets as a result of negative goodwill allocated	2,300	3,339	8,133	(1,039)	(4,794)	(6,270)

Judgments due to Court decisions related to foreign currency-denominated deposit	(1,418)	(2,038)	(4,339)	620	2,301	4,076

Other purchase price adjustments	(3,469)	(2,888)	(3,296)	(581)	408	(2,469)

Total	(7,536)	(5,653)	87	(1,883)	(5,740)	(469)

e)	Acquisition of Nuevo Banco Bisel S.A. — Merger with and into Former Nuevo Banco Bisel S.A.
e.1)	Acquisition of Nuevo Banco Bisel S.A.
In August 2006, the Bank acquired 100% of the common shares of Nuevo Banco Bisel S.A., at a cash purchase price of 19,509. In addition, the Bank and SEDESA entered into a call and put options agreement for the preferred shares owned by SEDESA.
On May 28, 2007, the Bank acquired the preferred shares mentioned above by exercising a call option in relation to them.

BANCO MACRO S.A. AND SUBSIDIARIES
Under Central Bank rules, business combinations are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recorded the difference between the book value of the net assets acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years. See also note 4.2.
Under US GAAP, former FAS 141 (not codified) required the acquisition of the controlling interest of Nuevo Banco Bisel S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Net assets	61,214	(*)

% acquired	100%

Purchase price	19,509

Extraordinary gain	(41,705)	(**)

(*)	Includes 138,040 of deferred tax assets, net of allowances.

(**)
The negative goodwill has been applied to reduce on a pro rata basis the amounts assigned to the non-current intangible (35,555), mainly related to customers, and tangible assets (123,114) acquired. After reducing to zero such assets, the remaining excess is considered an extraordinary gain.

e.2)	Merger with and into Former Nuevo Banco Bisel S.A.
As mentioned in note 3.7. in 2009, Banco Macro S.A. carried out the legal merger of Nuevo Banco Bisel S.A. with and into the Bank. The result of this transaction was a single shareholder group, including the former non controlling interest of former Nuevo Banco Bisel S.A., owning the consolidated net assets.
Banco Macro S.A. issued 1,147,887 registered Class B shares to be delivered to the non controlling interest of former Nuevo Banco Bisel S.A. That non controlling interest belonged to subsidiaries of Banco Macro S.A. Therefore, it was a transaction between entities under common control.
Under Central Bank rules, the merger was accounted for based on the carryover value of assets and liabilities as of January 1, 2009 since the merger was retroactively recognized to that date for 5,314.
Under US GAAP, FASB ASC 805 requires this transaction to be accounted for as a transaction between entities under common control. Therefore, the transaction is recorded at carryover value of assets and liabilities and in consequence, no gain or loss shall be recognized in consolidated net income. In addition, the merger effects were recognized from August 18, 2009 (merger date).
The effects on the Bank’s net assets, to allocate the negative goodwill and to account under US GAAP had been resulted in a decrease by 32,840, 51,721 and 43,853 as of December 31, 2009, 2008 and 2007, respectively. In addition income would increase by 13,567 and 11,973 for the years ended December 31, 2009 and 2007, respectively, and decrease by 7,868 for the year ended December 31, 2008.

BANCO MACRO S.A. AND SUBSIDIARIES
f)	Other
Had US GAAP been applied, other adjustments relative to business combination would decrease the Bank’s assets by 7,448, 7,874 and 8,397 as of December 31, 2009, 2008 and 2007, respectively. In addition, income would increase by 426, 523 and 1,336 for the years ended December 31, 2009, 2008 and 2007, respectively.
35.8.	Reporting on Comprehensive Income (loss)
FASB ASC 220 requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.
This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in note 35.18. In the Bank’s case, comprehensive income is affected by FASB ASC 830 cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.
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
FASB ASC 815 “Derivatives and Hedging” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Bank had no embedded derivatives and does not apply hedge accounting in accordance with FASB ASC 815.
Under US GAAP and according with FASB ASC 815 “Derivatives and Hedging” also requires disclosures with the intent to provide users of financial statements more information about Derivative Instruments and Hedging Activities.
In the Bank’s case, interests rate contracts were created with the purpose of extending medium and long-term credit to productive activity and works of infrastructure, in line with the communicated No. 49,460 issued by the Central Bank. The Bank performs these transactions in MAE market, as well as private contracts. These derivatives are settled monthly (those perform in MAE market), or quarterly (private contracts), whichever is applicable.
In the foreign exchange contracts the Bank mainly operates as an intermediary between parties. The Bank performs these transactions in MAE and Rofex markets, as well as private contracts. These derivatives are settled daily (those perform in MAE and Rofex markets), or at maturity (private contracts).
The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value.

BANCO MACRO S.A. AND SUBSIDIARIES
The tables below disclose the requirement of FASB ASC 815:

As December 31, 2009	Assets derivatives		Liability derivatives
Derivates not designated as	2009		2009
hedging instruments under	Balance sheet		Balance sheet
FASB ASC 815	location (1)	Fair value	location (1)	Fair value

Interest rate contracts	Other receivables from financial intermediation	7,748	Other liabilities from financial intermediation	20,271

Foreign exchange contracts	Other receivables from financial intermediation	5,262	Other liabilities from financial intermediation	—

Total derivatives		13,010		20,271

		Amount of gain
	Location of gain	or (loss)
Derivates not designated as	or (loss) recognized in	recognized in
hedging instruments under	income on	income on
FASB ASC 815	derivative (1)	derivative

Interest rate contracts	Financial income-Other / (Financial expense-Other)	(21,325)

Foreign exchange contracts	Financial income-Other / (Financial expense-Other)	(13,992)

Total		(35,317)

(1)	According to Central Bank rules
Considering the derivatives used by the Bank (described in note 33 and according to the valuation standards described in notes 4.4.h) and 4.4.m)), had this accounting requirement applied, the Bank’s assets would decrease in 12,522 as of December 31,2009, and would increase in 7,200 and 2,446 as of December 31,2008 and 2007, respectively. In addition income would decrease by 19,722 for the year ended December 31, 2009, and increase by 4,754 and 2,446 for the years ended December 31, 2008 and 2007, respectively.
35.11.	Foreign currency translation
Financial statements of the subsidiaries Macro Bank Limited and Red Innova Administradora de Inversión S.A. (liquidated in December 2008) were translated under Central Bank rules as described in note 4.1. US GAAP foreign currency translation requirements are covered by FASB ASC 830 and differs with Central Bank rules in the translation of the income statement accounts, which under US GAAP should have been translated at the average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders’ equity are recognized as an other comprehensive income.
The effects of adjustments required to state such amounts in accordance with US GAAP, had been resulted in an increase of net income by 15, 8,859 and 2,956 for the years ended December 2009 2008 and 2007, respectively, and these resulting differences recognized as other comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES
35.12.	Accounting for guarantees
The Bank issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation.
Under Central Bank rules, guarantees issued are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed.
Under US GAAP, FASB ASC 460 requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Bank with and offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Bank is decreasing its risk.
Had US GAAP been applied, no differences would have existed in the Bank records, besides the adjustment mentioned in note 35.3.
35.13.	Earning Per Share
The Bank holds, and has held, a capital structure with only common stock outstanding.
Central Bank rules do not require the disclosure of earnings per share nor dividend per share.
Under US GAAP, FASB ASC 260, it is required to present basic per-share amounts (Basic EPS) which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.
Diluted earnings per share (Diluted EPS) measure the performance if the potential common shares that were dilutive had been issued. Potential common shares are securities that do not have a current right to participate fully in earnings but could do so in the future. No potential common shares exist, and therefore basic and diluted EPS are the same.
The following table sets forth the computation of Basic EPS:

	2009	2008	2007
Numerator:

Net income attributable to the controlling interest under US GAAP	986,285	628,243	384,040

Denominator:

Common stock outstanding for the fiscal year (1)	594,485,168	608,437,455	683,943,437

Common stock issued (2)	—	—	35,536

Weighted-average common shares outstanding for the year	595,633,666	658,124,254	683,952,394

Basic EPS attributable to controlling interest under US GAAP - stated in pesos	1,66	0,95	0,56

(1)	Common stock of the Bank prior to the capital increases mentioned in note 9.

(2)	Capital increases mentioned in note 9.
During 2009, 2008 and 2007, the Bank paid 148,335, 170,995 and 102,591, respectively, in cash dividends. Dividend per share amounted to Ps. 0.25, 0.25, and 0.25, respectively.
35.14.	Corporate Bonds
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

BANCO MACRO S.A. AND SUBSIDIARIES
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
Had US GAAP been applied, the Bank’s assets would increase by 7,970, 13,211 and 18,400 as of December 31, 2009, 2008 and 2007, respectively. In addition income for the years ended December 31, 2009 and 2008 would decrease by 5,241 and 5,189, respectively, and income for the year ended December 31, 2007 would increase by 8,112.
b)	Repurchased Own Corporate Bonds
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
As of December 31, 2008, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for face value amount of USD 51,015,000 and having legally cancelled a face value amount of USD 34,225,000. Under Central Bank rules, the Bank recorded income of 32,220. In consequence, at such date, the Bank had recorded an asset for repurchases of nonsubordinated corporate bonds for an amount of 29,105 and still had recorded liabilities generated by the issuance thereof for an amount of 56,738.
As of December 31, 2009, the Bank repurchased own nonsubordinated corporate bonds of Class 2 and 3 for face value amount to USD 28,595,000 and legally canceled the same amount.
Under US GAAP, FASB ASC 405-20, such repurchased corporate bonds should be considered extinguished when repurchased. As a consequence, the liabilities should have been decreased and income should have been recognized.
Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 27,633 for the year ended December 31, 2008. In addition net income would decrease and increase by 27,633 for the years ended December 31, 2009 and 2008, respectively.
35.15.	Foreclosed assets
As mentioned in note 25.2, the Bank has real foreclosed assets and building not affected by banking activities. Under Central Bank rules, these assets are carried at cost adjusted by depreciation over the life of the assets (see note 4.4.k)).
Under US GAAP, in accordance with FASB ASC 360, such assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. If the asset is newly acquired the carrying amount of the asset shall be established based on its fair value less cost to sell at the acquisition date. A long-lived asset shall not be depreciated while it is classified as held for sale.
Had US GAAP been applied, the Bank’s assets would increase by 12,446, 11,093 and 13,205 as of December 31, 2009, 2008 and 2007, respectively. In addition income would increase by 1,353 and 1,600 for the years ended December 31, 2009 and 2007, respectively, and decrease by 2,112 for the year ended December 31, 2008.

BANCO MACRO S.A. AND SUBSIDIARIES
35.16.	Noncontrolling Interests in Subsidiaries
In December 31, 2007, the FASB issued former SFAS Nº 160 (FASB ASC 810) which amend the accounting of noncontrolling interests (formerly known as “minority interests”). For Banco Macro S.A., it became effective for fiscal years beginning January 1, 2009. The Bank gave it retroactive effect as of December 31, 2008 and 2007, so as to compare them with the current consolidated financial statements.
Central Bank rules require to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.
Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 20,684, 15,568 and 12,640 as of December 2009, 2008 and 2007, respectively. In addition income would increase by 5,116, 2,928 and 1,497 for the years ended December 31, 2009, 2008 and 2007.
35.17.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income
	Years ended December 31,
	Ref.	2009	2008	2007

Net income in accordance with Central Bank rules		751,930	660,050	495,200

Income taxes
Deferred taxes, net of allowances	35.1.a)	170,877	(58,608)	(68,993)
Exposure to the Argentine public sector and private securities
Loans — Non-financial federal government sector	35.2.a)	202,783	3,726	(2,869)
Holdings in special investment accounts in accordance with Central Bank rules	35.2.b)	(92,109)	19,139	2,661
Instrument issued by Central Bank of Argentina and other unlisted securities	35.2.c)	12,661	(15,020)	22,428
Loan origination fees	35.3	(4,877)	(13,880)	(3,071)
Allowance for loan losses
Credit Card Loans	35.4.b)	(899)	(2,297)	(1,661)
Impaired Loans — Non Financial Private Sector and residents abroad	35.4.c)	1,604	3,667	(3,738)
Interest recognition — non accrual loans	35.4.d)	(3,251)	(1,824)	382
Intangible assets
Judgments due to court decisions related to foreign currency — denominated deposits	35.5.a)	(15,554)	25,677	(45,317)
Software costs	35.5.b)	12,017	1,431	(23,437)
Organizational costs	35.5.c)	263	365	(7,153)
Vacation accrual	35.6	(11,554)	(19,341)	(14,774)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	35.7.a)	355	2,335	4,630
Merger with and into former Banco Bansud S.A. — a downstream merger	35.7.b)	1,177	(386)	(527)
Acquisition of Nuevo Banco Suquía S.A.— Merger with and into Former Nuevo Banco Suquía S.A.	35.7.c)	2,348	2,349	2,325
Acquisition of Banco de Tucumán S.A.	35.7.d)	(1,883)	(5,740)	(469)
Acquisition of Nuevo Banco Bisel S.A. — Merger with and into Former Nuevo Banco Bisel S.A.	35.7.e)	13,567	(7,868)	11,973
Other	35.7.f)	426	523	1,336
Derivative instruments	35.10	(19,722)	4,754	2,446
Foreign currency translation	35.11	15	8,859	2,956
Corporate Bonds
Issuance Cost of Corporate Bonds and Interest recognition	35.14.a)	(5,241)	(5,189)	8,112
Repurchased Own Corporated Bonds	35.14.b)	(27,633)	27,633	—
Foreclosed assets	35.15	1,353	(2,112)	1,600
Noncontrolling interest in subsidiaries	35.16	5,116	2,928	1,497

Net income in accordance with US GAAP		993,769	631,171	385,537

Less: Net income attributable to the noncontrolling interest		7,484	2,928	1,497

Net income attributable to the controlling interest in accordance with US GAAP		986,285	628,243	384,040

BANCO MACRO S.A. AND SUBSIDIARIES

	2009	2008	2007

Net income in accordance with US GAAP	993,769	631,171	385,537

Other comprehensive income, net of tax:	272,117	(78,246)	(15,475)

Total comprehensive income, net in accordance with US GAAP	1,265,886	552,925	370,062

Less: Comprehensive income attributable to noncontrolling interest	(55)	(167)	(220)

Comprehensive income attributable to controlling interest	1,265,941	553,092	370,282

Total earning per share attributable to controlling interest in accordance with US GAAP — stated in pesos	1.66	0.95	0.56

Weighted average number of shares Outstanding (in thousands)	595,634	658,124	683,952

	Increase / (decrease)
	Consolidated Shareholders’ Equity
	as of December 31,
	Ref.	2009	2008	2007

Shareholders’ equity in accordance with Central Bank rules		3,358,801	2,821,911	2,713,020

Income taxes
Deferred taxes, net of allowances	35.1.a)	131,364	107,012	123,488
Exposure to the Argentine public sector and private securities
Loans — Non-financial federal government sector	35.2.a)	(82,537)	(285,320)	(289,046)
Holdings in special investment accounts in accordance with Central Bank rules	35.2.b)	237,869	(39,639)	—
Instruments issued by Central Bank of Argentina and other unlisted securities	35.2.c)	(4,243)	(65,944)	1,817
Loan origination fees	35.3	(38,920)	(34,043)	(20,163)
Allowance for loan losses
Credit Card Loans	35.4.b)	(6,796)	(5,897)	(3,600)
Impaired Loans — Non Financial Private Sector and residents abroad	35.4.c)	(8,935)	(10,539)	(14,206)
Interest recognition — non accrual loans	35.4.d)	(7,694)	(4,443)	(2,619)
Intangible assets
Judgments due to court decisions related to foreign currency — denominated deposits	35.5.a)	(100,528)	(84,974)	(110,651)
Software costs	35.5.b)	(26,858)	(38,875)	(40,306)
Organizational costs	35.5.c)	(8,028)	(8,291)	(8,656)
Vacation accrual	35.6	(72,676)	(61,122)	(41,781)
Business combination
Acquisition of controlling interest in former Banco Bansud S.A.	35.7.a)	(9,254)	(9,609)	(11,944)
Merger with and into former Banco Bansud S.A. — a downstream merger	35.7.b)	(5,444)	(6,621)	(6,235)
Acquisition of Nuevo Banco Suquía S.A.- Merger with and into Former Nuevo Banco Suquía S.A.	35.7.c)	(43,948)	(46,296)	(48,645)
Acquisition of Banco de Tucumán S.A.	35.7.d)	(7,536)	(5,653)	87
Acquisition of Nuevo Banco Bisel S.A. — Merger with and into Former Nuevo Banco Bisel S.A.	35.7.e)	(32,840)	(51,721)	(43,853)
Other	35.7.f)	(7,448)	(7,874)	(8,397)
Derivative instruments	35.10	(12,522)	7,200	2,446
Corporate Bonds
Issuance Cost of Corporate Bonds and Interest recognition	35.14.a)	7,970	13,211	18,400
Repurchased Own Corporate Bonds	35.14.b)	—	27,633	—
Foreclosed assets	35.15	12,446	11,093	13,205
Noncontrolling Interests in Subsidiaries	35.16	20,684	15,568	12,640

Banco Macro S.A. Shareholders’ equity in accordance with US GAAP (1)		3,292,927	2,236,767	2,235,001

Noncontrolling interests		(23,052)	(15,568)	(12,640)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		3,269,875	2,221,199	2,222,361

(1)	Includes the effects of other comprehensive income.

BANCO MACRO S.A. AND SUBSIDIARIES
35.18.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2009, 2008 and 2007 — net of related income tax effects:

			Accumulated
		Unrealized	Other
	Foreign	Gains/	Comprehensive
	Currency	(losses) on	Income /
	Items (1)	securities (2)	(Loss)

Balances as of December 31, 2006	11,228	17,926	29,154

Current-fiscal year change	(2,956)	(20,852)	(23,808)

Tax effects	1,035	7,298	8,333

Balances as of December 31, 2007	9,307	4,372	13,679

Current-fiscal year change	(8,859)	(111,519)	(120,378)

Tax effects	3,100	39,032	42,132

Balances as of December 31, 2008	3,548	(68,115)	(64,567)

Current-fiscal year change	(15)	418,657	418,642

Tax effects	5	(146,530)	(146,525)

Balances as of December 31, 2009	3,538	204,012	207,550

(1)	See note 35.11.

(2)	See note 35.2.

BANCO MACRO S.A. AND SUBSIDIARIES
35.19.	Statement of Cash flows
According to FASB ASC 230, a statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents.
The statement of cash flows under Central Bank rules differs from the statement of cash flows under US GAAP (see additionally note 4.4.s).
The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2009, 2008 and 2007, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities and guaranteed loans exchanging non cash assets or liabilities for other non cash assets or liabilities (among other, redemption in kind of financial trust, forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and the exchange agreements mentioned in note 2) with a book value of 850,877, 798,827 and 543,354, respectively.
The statement of cash flows under US GAAP based on B.C.R.A. figures is shown below:

	Year ended December 31,
	2009	2008	2007
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	3,424,863	2,904,605	1,681,340
Fees and commissions received	1,043,723	882,354	658,863
Purchases and sales of trading securities	734,902	21,547	(17,146)
Other sources of cash	4,920	28,909	23,884

Less:
Interest paid	(1,667,293)	(1,196,698)	(701,232)
Fees and commissions paid	(220,860)	(168,091)	(146,606)
Cash paid to suppliers and employees	(1,405,088)	(1,120,663)	(873,034)
Increase in intangible assets	(74,471)	(61,991)	(91,883)
Increase in other receivables from financial intermediation and other assets	(431,579)	(358,736)	(541,080)
Other uses of cash	(376,475)	(111,360)	(99,335)

Net cash provided by (used in) operating activities	1,032,642	819,876	(106,229)

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(15,105,006)	(10,668,191)	(6,484,441)
- Proceeds from sales of investment securities	13,257,958	10,294,965	6,143,565
Increase in loans and leases, net	(469,106)	(1,562,881)	(3,674,912)
Proceeds from sale of Bank premises and equipment	2,795	9,694	3,808
Purchases of Bank premises and equipment	(37,124)	(82,513)	(81,469)

Net cash used in investing activities	(2,350,483)	(2,008,926)	(4,093,449)

Cash provided by (used in) financing activities
Increase in deposits, net	2,742,903	2,258,332	3,583,214
Increase in long term borrowings	47,494	101,711	756,914
Decrease in long term borrowings	(143,024)	(132,490)	(11,521)
Increase / (Decrease) in other short term liabilities, net	747,649	(80,864)	463,998
Capital increase	—	—	182
Own shares reacquired	(56,665)	(380,164)	—
Cash dividends paid	(148,350)	(171,004)	(102,591)

Net cash provided by financing activities	3,190,007	1,595,521	4,690,196

Increase in cash and cash equivalents	1,872,166	406,471	490,518
Cash at the beginning of fiscal year	3,523,897	3,117,426	2,626,908

Cash at the end of fiscal year	5,396,063	3,523,897	3,117,426

BANCO MACRO S.A. AND SUBSIDIARIES
Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2009	2008	2007

Net income for the fiscal year	751,930	660,050	495,200

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	123,220	116,199	106,077
Provision for loan losses and special reserves, net of reversals	210,200	290,778	40,388
Net loss / (income) from government and private securities	104,598	(50,788)	(47,757)
Foreign exchange differences	(133,731)	(143,094)	(48,823)
Equity loss / (gain) of unconsolidated subsidiaries	(7,618)	25,847	890
Increase from intangible assets	(74,471)	(61,991)	(91,883)
Non-computable VAT credit	21,499	23,037	21,066
Valuation allowance of loans to the government sector	—	66,125	54,274
Income tax	446,637	168,862	15,384
Decrease in other receivables from financial intermediation and other assets	(431,579)	(358,736)	(541,080)
Net Increase in interest receivable and payable and other accrued income and expenses	(10,571)	(12,798)	(6,607)
Non controlling interest in subsidiaries	5,092	3,354	2,083
Net Decrease / (Increase) in other sources or uses of cash	27,436	93,031	(105,441)

Net cash provided by (used in) operating activities	1,032,642	819,876	(106,229)

35.20.	Forward transactions pending settlement
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
Under US GAAP, accountings for forward contracts are governed by FASB ASC 815. This standard requires that such derivatives be accounted for at fair value. The instruments outstanding at each balance sheet are short term and recorded at their fair value.
Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 30,446 and 93,527 as of December 31, 2009 and 2008, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
35.21.	Fair value of financial instruments
FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2009, we adopted new guidances under FASB ASC 820 (including ASU 2009-05) that affected our accounting and reporting of fair value as follows:
•	Inclusion of nonfinancial assets and nonfinancial liabilities, which for the Bank primarily related to other real estate owned.
•
Estimation of fair value when the volume o level of activity for an asset or liability have significantly decreased in relation to normal market activity; additional guidance to determine when a transaction is not orderly; and enhanced disclosure of fair value measurements.

Fair Value Measurements
FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, FASB ASC 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
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
Assets and liabilities valued at their fair recurrent value as of December 31, 2009 and 2008 are as follows:

	Fair value measurements on a recurring basis as of
	December 31, 2009
DESCRIPTION	Level 1	Level 2		Level 3	TOTAL

ASSETS
Government and private securities	2,717,267	4,454,430	(*)	—	7,171,697
Other receivables from financial intermediation
Forward transactions pending settlement	15,486	519,674		—	535,160
Unlisted corporate Bonds	—	72,092		8,736	80,828
Unlisted certificate of participation in financial trust	—	—		39,558	39,558
Derivative instruments	5,295	—		—	5,295
Other receivables in securities	5,214	—		—	5,214

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	1,011,498	16,516	(*)	—	1,028,014
Derivative instruments	—	—		12,522	12,522

BANCO MACRO S.A. AND SUBSIDIARIES

	Fair value measurements on a recurring basis as of
	December 31, 2008
DESCRIPTION	Level 1	Level 2		Level 3	TOTAL

ASSETS
Government and private securities	1,590,686	3,093,907	(*)	—	4,684,593
Other receivables from financial intermediation
Forward transactions pending settlement	52,345	1,226		—	53,571
Unlisted corporate Bonds	—	48,696		—	48,696
Derivative instruments	—	—		7,200	7,200
Other receivables in securities	4,411	—		—	4,411

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	254,905	426,390	(*)	—	681,295
Derivative instruments	5,859	—		—	5,859

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.
Interest rate swaps, Certificates of participation in financial trust and Unlisted corporate Bonds are fair valued primarily under Level 3 using discounted cash flow methodologies, which requires significant management judgment or estimation (discount interest rate, projected Libor and projected exchange rate).
The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:
Fair value measurements using significant unobservable inputs (Level 3)

	Derivatives
	2009	2008
Beginning balance	7,200	2,446
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	(19,722)	4,754

Ending balance	(12,522)	7,200

BANCO MACRO S.A. AND SUBSIDIARIES

	Corporate Bonds
	2009	2008
Beginning balance	—	—
Total gains or losses (realized/unrealized) Purchases, issuances and settlements	8,736	—

Ending balance	8,736	—

	Certificate of participation
	in financial trust
	2009	2008
Beginning balance	—	—
Total gains or losses (realized/unrealized) Purchases, issuances and settlements	39,558	—

Ending balance	39,558	—

Fair Value Option
FASB ASC 825 allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2009 and 2008, the Bank did not elect to apply the fair value option.
Fair Value Disclosures
FASB ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.
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
For financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section; the following methods and assumptions were used to estimate their fair value:
• Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2009 and 2008.
• Deposits: the Bank’s deposits as of December 31, 2009 and 2008, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity of over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits.
• Other liabilities from financial intermediation and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet.
• Subordinated and Non-subordinated corporate bonds: as of December 31, 2009 and 2008, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration.
• Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2009 and 2008:

	As of December 31,
	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	5,016,192	5,016,192	3,523,897	3,523,897
Government and private securities	6,981,144	7,171,697	4,779,299	4,684,593
Loans	11,096,807	10,287,409	11,279,958	10,510,340
Other receivables from financial intermediation	2,380,653	2,340,263	1,454,065	1,445,109
Assets subject to financial leases	246,590	223,214	355,390	312,322
Other receivables	366,495	366,090	251,789	255,294

	26,087,881	25,404,865	21,644,398	20,731,555

FINANCIAL LIABILITIES

Deposits	18,592,866	18,586,443	15,828,357	15,809,588
Other liabilities from financial intermediation	3,338,070	3,173,908	2,714,944	2,174,088
Other Liabilities	884,082	884,082	442,702	442,702
Subordinated Corporate Bonds	572,473	573,681	521,681	301,947

	23,387,491	23,218,114	19,507,684	18,728,325

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
Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values, such as for loans held for sale, impaired loans, and other real estate owned. Fair value is also used for annual disclosures required by FASB ASC 825 “Financial Instruments”.
Further, because of the characteristics of all nonfinancial instruments there were no disclosure required regarding such assets. Therefore, the fair value amounts shown in the schedule do not, by themselves, represent the underlying value of the Bank as a whole.
As of December 31, 2009, 2008 and 2007, the Bank has no assets measured at fair value on a nonrecurring basis.
35.22.	Joint venture
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

BANCO MACRO S.A. AND SUBSIDIARIES
Therefore, had US GAAP been applied as of December 31, 2009 and 2008, “Other assets” would have increased by 3,996 and 4,157, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2009 and 2008, income from equity in other companies would have increased by 7,334 and 7,139, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in income or equity.
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
Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 736,286 and 522,693 as of December 31, 2009 and 2008, respectively.
35.24.	Acceptances
Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 381,501 and 147,843 as of December 31, 2009 and 2008, respectively.
35.25.	Variable Interest Entities and other trusts
As mentioned in note 13., Banco Macro S.A., is involved in several trust agreements.
Under Central Bank Rules, the Bank is not required to consolidate these trusts (see note 4.4.h.3).
Under US GAAP, FASB ASC 810 addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.
FASB ASC 810-10-25-38 requires the primary beneficiary of a variable interest entity (VIE) to consolidate that entity. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity.
Except for the trusts described below, the trusts mentioned in note 13 are not variable interest entities or the Bank is not the primary beneficiary. Therefore, the Bank did not consolidate those trusts.
As of December 31, 2009 and 2008, under FASB ASC 810, San Isidro and Bisel Trusts were considered variable interest entities. In accordance with FASB ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank included them in its consolidated financial statements. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.
As of December 31, 2009 and 2008, Lujan Trust was considered a VIE. As of December 31, 2008 the Bank was not deemed to be the primary beneficiary and, therefore, the consolidation of this trust was not appropriated. As of December 31, 2009, the Bank acquired interest in this trust and was deemed to be the primary beneficiary. In consequence, the Bank was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.
As of December 31, 2008, Tucumán Trust was considered a VIE and the Bank was deemed to be the primary beneficiary. In consequence, the Bank was required to consolidate it. As a consequence of the settlement of certain securities issued by the trust, as of December 31, 2009 it was not considered a VIE. The Bank maintained the control of the Trust and, in accordance with ASC 810 (under Control Based on Voting Interest model), was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2009 and 2008, the TST & AF Trust was not considered a VIE. In accordance with ASC 810 the trust was considered a joint venture investment and measured at equity method. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.
As of December 31, 2008 Godoy Cruz Trust was considered a VIE and the Bank was not deemed the primary beneficiary. In consequence, the consolidation of this trust was not appropriated. In 2009, the Bank sold its interest in this trust.
As result of consolidating the trusts mentioned before, total assets and liabilities would increase by 98,490 and 68,570 as of December 31,2009 and 2008, respectively.
35.26.	New accounting pronouncements (US GAAP)
a)	Accounting for Transfers of Financial Assets (ASC 860)
In June 2009, the FASB amended topic ASC 860. The amendment clarifies the unit of account eligible for sale accounting, requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset, clarifies that an entity must consider all arrangements or agreements made contemporaneously with a transfer when applying the derecognition criteria of this Topic requires a transferor to “look through” a securitization vehicle and consider the abilities of the beneficial interest holders, clarifies the principle in the effective control criteria of this Topic, etc. This amendment must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Bank has not yet determined the effect, if any, of this new pronouncement.
b)	Amendments to Consolidation (ASC 810)
In June 2009, the FASB issued an amendment to ASC 810. The amendment requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, amends FIN 46 (R)’s consideration of related party relationships in the determination of the primary beneficiary of a VIE, requires continuous assessment of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise’s involvement with a VIE. This amendment shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Bank has not yet determined the effect, if any, of this new pronouncement.
c)	ASU 2010-06 Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06 that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. This guidance will be effective for the Bank on January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which will be effective for the Bank on January 1, 2011. The Bank does not expect significant impact from the adoption of this statements.