Form 20-F
period 2010-12-31
Macro Bank Inc.
filed 2011-05-17
CIK 1347426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2010
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
401 Sarmiento, 3th Floor
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
Yes ☑           No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☐
Other ☑	Standards as issued by the International Accounting Standards Board ☐
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
Yes ☐           No ☐
Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone	Andrés de la Cruz
Bruchou, Fernández Madero & Lombardi	Cleary Gottlieb Steen & Hamilton LLP
Ing. Butty 275, 12th Floor	One Liberty Plaza
C1001AFA — Buenos Aires, Argentina	New York, New York 10006-1470

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
The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “BCBA” refers to the Bolsa de Comercio de Buenos Aires, or the Buenos Aires Stock Exchange and the term “IGJ” refres to the Inspección General de Justicia, or Public Registry of Commerce.
The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “peso” and “pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “U.S. GAAP” refers to generally accepted accounting principles in the United States, “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Central Bank Rules” refers to the accounting and other regulations of the Central Bank. The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth.
The term “CER”, or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits . This index is based on the consumer price index published by the National Institute of Statistics and Census (“INDEC”).
Presentation of certain financial and other information. Accounting practices
We maintain our financial books and records in pesos and prepare and publish our consolidated financial statements in Argentina in conformity with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules. Given the instability and regulatory and economic changes that Argentina has experienced since the beginning of the economic crisis in 2001 as well as our acquisitions, the financial information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated. These factors also affect comparability among periods.
Our consolidated financial statements consolidate the financial statements of the following companies:
•	Banco del Tucumán S.A. (“Banco del Tucumán”)

•	Banco Privado de Inversiones S.A. (“Banco Privado”)

•	Macro Bank Limited (an entity organized under the laws of Bahamas)

•	Macro Securities S.A. Sociedad de Bolsa

•	Sud Inversiones & Análisis S.A.

•	Macro Fondos S.G.F.C.I.S.A.
In May 2006 and August 2006 we acquired Banco del Tucumán and Nuevo Banco Bisel S.A. (“Nuevo Banco Bisel”), respectively, which significantly enhanced the size and scope of our business. Due to these acquisitions, our results of operations are not entirely comparable between the periods presented; in particular, the results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with ours from May 5, 2006 and August 11, 2006, respectively, (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).
On September 20, 2010 we acquired Banco Privado. Our results of operations for the year ended December 31, 2010 consolidate the results of Banco Privado from the date of the acquisition.
Our audited consolidated financial statements as of and for the three years ended December 31, 2010 included in this annual report have been reconciled to U.S. GAAP. See note 32 to our audited consolidated financial statements as of and for the three years ended December 31, 2010 for a reconciliation of our financial statements to U.S. GAAP.

Our financial statements in conformity with Central Bank Rules are sent on a monthly basis to the Central Bank and are published on its website www.bcra.gov.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the CNV and the BCBA.
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
Our internet site is not part of this annual report
We maintain an Internet site at www.macro.com.ar. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL, or “uniform resource locator” and are for your informational reference only.
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
•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;
•	effects of the global financial markets and economic crisis;
•	deterioration in regional business and economic conditions;
•	inflation;
•	fluctuations and declines in the exchange rate of the peso;
•	changes in interest rates and the cost of deposits;
•	government regulation;
•	adverse legal or regulatory disputes or proceedings;
•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;
•	increase in the provisions for loan losses;
•	fluctuations and declines in the value of Argentine public debt;
•	decrease in deposits, customers loss and revenue losses;
•	competition in banking, financial services and related industries and the loss of market share;
•	cost and availability of funding;
•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies; and
•	the risk factors discussed under ‘‘Item 3.D — Risk factors’’.
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

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Bank,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk”.
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
We have derived our selected consolidated financial data for the years ended December 31, 2009 and 2010 from our audited consolidated financial statements included in this annual report. We have derived our selected financial data for the years ended on December 31, 2006, 2007 and 2008 from our audited consolidated financial statements not included in this annual report and it was restated for comparative purposes.
Due to the acquisitions we have made, our results of operations are not entirely comparable between the periods presented; in particular, we acquired Banco del Tucumán in May 2006 and Nuevo Banco Bisel in August 2006. The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with ours from May 5, 2006 and August 11, 2006, respectively.
On August 18, 2009 Nuevo Banco Bisel merged with and into us and we therefore ceased consolidating its results of operations. As a result of the merger with Nuevo Banco Bisel, we made certain reclassifications in Banco Macro’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, in order to make them comparable to Banco Macro’s current consolidated financial statements.
Additionally, during 2010 we acquired Banco Privado and we consolidated our results with the results of operations of this entity from September 20, 2010.
Solely for the convenience of the reader, the reference exchange rate for U.S. dollars for December 31, 2010, as reported by the Central Bank was Ps.3.9758 to US$1.00. See Item 10. “Additional Information — Exchange Controls” for additional information regarding peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2006 (1)	2007	2008 (2)	2009 (2)	2010 (3)
	(in thousands of pesos, except for number of shares,
	net income per share and dividends per share)
Consolidated Income Statement
Central Bank Rules:
Financial income	1,155,207	1,890,422	3,029,860	3,860,452	3,728,438
Financial expense	(394,897)	(805,265)	(1,342,062)	(1,511,607)	(1,330,170)
Gross intermediation margin	760,310	1,085,157	1,687,798	2,348,845	2,398,268
Provision for loan losses	(59,773)	(94,717)	(297,606)	(197,512)	(215,040)
Service charge income	452,232	662,326	891,700	1,050,275	1,324,541
Service charge expense	(93,323)	(150,282)	(172,401)	(226,599)	(285,365)
Administrative expenses	(679,874)	(997,466)	(1,270,002)	(1,522,420)	(1,917,314)
Other income	234,807	183,525	188,450	121,977	167,523
Other expense	(109,900)	(98,915)	(103,328)	(158,294)	(89,540)
Minority Interest in subsidiaries	(3,178)	(2,083)	(3,354)	(5,092)	(6,868)
Income Tax	(76,961)	(92,345)	(261,207)	(659,250)	(365,775)
Net income	424,340	495,200	660,050	751,930	1,010,430

Net income per share (4)	0.64	0.72	1.00	1.26	1.70
Dividends per share (5)	0.15	0.25	0.25	0.35	0.85
Dividends per share in US$(5)	0.05	0.08	0.07	0.09	0.21
Number of shares outstanding (in thousands)	683,943	683,979	608,437	594,485	594,485

	Year Ended December 31,
	2006 (1)	2007	2008 (2)	2009 (2)	2010 (3)
	(in thousands of pesos, except for number of shares,
	net income per share and dividends per share)
U.S. GAAP: (6)
Net income before extraordinary items	360,879	385,537	631,171	993,769	865,215
Extraordinary Gain	41,705
Less: Net income attributable to the non-controlling interest	(2,920)	(1,497)	(2,928)	(7,484)	(5,943)
Net income attributable to the controlling interest	399,664	384,040	628,243	986,285	859,272
Net income per share before extraordinary item(s)	0.54	0.56	0.95	1.66	1.45

Net income per share for extraordinary gain	0.06
Total net income per share (7)	0.60	0.56	0.95	1.66	1.45
Weighted average number of shares outstanding (in thousands)	666,478	683,952	658,124	595,634	594,485

(1)
The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5 and August 11, 2006, respectively (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).

(2)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(3)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.

(4)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.

(5)	Includes cash dividends approved by the shareholders’ meetings for each of such fiscal years.

(6)	See note 32 to our audited consolidated financial statements for the year ended December 31, 2010 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

(7)	Net income in accordance with U.S. GAAP divided by weighted average number of shares outstanding.

	As of December 31,
	2006 (1)	2007	2008 (2)	2009 (2)	2010 (3)
	(in thousands of pesos)
Consolidated Balance Sheet
Central Bank Rules:

Assets

Cash and due from banks and correspondents	2,626,908	3,117,426	3,523,897	5,016,192	5,202,004
Government and private securities	3,222,955	3,914,536	4,708,649	6,901,041	7,030,074
Loans:
to the non-financial government sector	774,273	732,481	744,507	206,484	336,430
to the financial sector	436,930	161,702	80,423	90,916	155,701
to the non-financial private sector and foreign residents	5,524,483	9,335,656	10,893,376	11,247,452	15,932,882
Allowances for loan losses	(208,581)	(220,422)	(438,348)	(448,045)	(514,910)
Other assets	2,106,186	2,682,167	2,917,768	3,845,198	5,382,226
Total assets	14,483,154	19,723,546	22,430,272	26,859,238	33,524,407
Average assets	11,796,936	17,691,769	21,865,952	23,964,067	28,078,290
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	1,295,630	1,774,121	3,937,961	3,613,924	5,216,109
from the financial sector	5,078	13,310	22,438	14,052	15,776
from the non-financial private sector and foreign residents	8,770,309	11,803,718	11,867,958	14,964,890	18,175,508
Other liabilities from financial intermediation and other liabilities	1,492,949	2,813,065	3,157,646	4,222,152	5,224,974
Provisions	77,738	101,333	83,004	88,275	105,830
Subordinated corporate bonds	507,844	490,695	521,681	572,473	598,470
Items pending allocation	2,052	1,644	2,105	3,987	7,399
Minority interest in subsidiaries	11,143	12,640	15,568	20,684	27,499
Total liabilities	12,162,743	17,010,526	19,608,361	23,500,437	29,371,565
Shareholders’ equity	2,320,411	2,713,020	2,821,911	3,358,801	4,152,842
Average shareholders’ equity	1,920,559	2,461,668	2,778,572	3,055,736	3,733,181
U.S. GAAP: (4)
Shareholders’ equity attributable to the controlling interest	1,956,242	2,222,361	2,221,199	3,269,875	3,754,434
Non-controlling interests	11,143	12,640	15,568	23,052	28,995
Shareholders’ equity	1,967,385	2,235,001	2,236,767	3,292,927	3,783,429

(1)
The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5 and August 11, 2006, respectively (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).

(2)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(3)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.

(4)	See note 32 to our audited consolidated financial statements for the year ended December 31, 2010 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
	2006 (1)		2007		2008 (2)		2009 (2)		2010 (3)
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (4)	7.11		6.85		7.93		12.56		11.15
Fee income ratio (%) (5)	37.30		37.90		34.57		30.90		35.58
Efficiency ratio (%) (6)	56.07		57.08		49.23		44.79		51.50
Ratio of earnings to fixed charges (excluding interest on deposits) (7)	6.76	x	4.28	x	6.00	x	10.65	x	11.42	x
Ratio of earnings to fixed charges (including interest on deposits) (8)	2.49	x	1.88	x	1.80	x	2.06	x	2.24	x
Fee income as a percentage of administrative expense (%)	66.52		66.40		70.21		68.99		69.08
Return on average equity (%)	22.09		20.12		23.76		24.61		27.07
Return on average assets (%)	3.60		2.80		3.02		3.14		3.60

Liquidity
Loans as a percentage of total deposits (%)	66.88		75.27		74.03		62.09		70.17
Liquid assets as a percentage of total deposits (%) (9)	61.92		51.25		48.80		53.70		40.71

Capital
Total equity as a percentage of total assets (%)	16.02		13.76		12.58		12.51		12.39
Regulatory capital as a percentage of risk-weighted assets (%)	31.31		26.81		22.95		27.38		24.74

Asset Quality
Non-performing loans as a percentage of total loans (%) (10)	2.01		1.55		2.64		3.25		2.11
Allowances as a percentage of total loans	3.10		2.15		3.74		3.88		3.13
Allowances as a percentage of non-performing loans (%) (10)	154.25		138.77		141.81		119.45		148.90
Differences due to court orders (Amparos) as a percentage of equity (%)	3.22		3.72		1.26		1.50		1.32

Operations
Number of branches	433		427		416		408		404
Number of employees	7,585		7,914		7,973		7,863		8,209

(1)
The results of operations of Banco del Tucumán and Nuevo Banco Bisel are consolidated with Banco Macro from May 5 and August 11, 2006, respectively (in the case of Nuevo Banco Bisel through August 18, 2009, date on which it merged with and into us).

(2)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(3)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.

(4)	Net interest income divided by average interest earning assets.

(5)	Service charge income divided by the sum of gross intermediation margin and service charge income.

(6)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.

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

(9)	Liquid assets include cash, LEBACs and NOBACs (considered cash equivalents under Central Bank Rules), interbanking loans and overnight loans to highly rated companies.

(10)
Non-performing loans include all loans to borrowers classified as “3- troubled/medium risk”, “4-with high risk of insolvency/high risk”, “5-irrecoverable” and “6-irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider the risks described below with all of the other information included in the annual report before deciding to invest in our Class B shares or our ADSs or our notes. If any of the following risks actually occurs,it may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares or our ADSs or our notes could decline and you could lose part or all of your investment.
Investors should carefully read this annual report in its entirety. They should also take into account and evaluate, among other things, their own financial circumstances, their investment goals, and the following risk factors.
Risks relating to Argentina
Argentina’s current growth may not be sustainable
The Argentine economy has experienced significant volatility in recent decades, with periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly since then, uncertainty remains as to whether the current growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity.

The Argentine economy showed a recovery during 2010 with a GDP growth of 9.2%. This trend might be affected by the following reasons:
• incomplete normalization of the financial systems of the main developed economies and recent events in the U.S. and European financial markets;
• abrupt changes in the monetary and fiscal policies of the main economies worldwide;
• reversal of capital flows due to domestic and international uncertainty;
• the payment capacity of the Argentine public sector and the possibilities of procuring international financing;
• increase in inflation affecting competitiveness and economic growth;
• poor development of the credit market
• insufficient levels of investment;
• evolution of the exchange rate;
• increase in public expenditure affecting the economy and the fiscal accounts;
• possible reduction or reversal in the trade balance;
• significant decrease in prices of main commodities exported by Argentina;
• wage and price controls;
• political and social tensions; and
• presidential and congress elections.
Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the political, social and economic conditions prevailing in Argentina.
The Argentine economy could be adversely affected by economic developments in the global markets
Financial and securities market in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets.
The crisis in the United States in 2008 and the recession and fiscal deficits in Euro-zone countries have caused a downturn in the world’s main economies. Liquidity restrictions in the financial systems of these countries that started during the second semester of 2008 caused a credit squeeze that resulted in a sharp fall in the global economy. The depth, extension and speed of the credit squeeze generated a rapid response by the countries of the G20 through monetary and fiscal expansive policies designed to avoid a long and violent depression.
In that sense, the recession in the second semester of 2008 and the first semester of 2009 was short but severe. Both the United States economy and the European Union economy recovered, although such recovery was fueled by a bold step-up in public sector spending and expansive monetary policies.
More recently, several European economies have revealed significant macroeconomic imbalances. The financial markets have reacted adversely curtailing the ability of certain of these countries to refinance their outstanding debt. An interruption in the recovery of growth in the principal world economies could threaten the global economy as a whole, affecting the main economies and emergent countries including Argentina.
In addition, the current instability in several Middle East and African countries and the effects of natural disasters in Japan could have a negative impact in the global economy.
Global economic downturns and related instability have had, and may continue to have, a negative effect on economic growth in Argentina. A prolonged slowdown in economic activity in Argentina would adversely affect our financial condition and results of operations.
The financial systems of the main developed economies remain subject of uncertainty and might cause a reversal of the capital flows
Domestic as well as international uncertainty impacts adversely on Argentina’s ability to attract capital. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Argentine financial market.

During 2010 Argentina recorded capital inflows, after two years (2008 and 2009) of an average annual outflow of approximately US$8 million. This change in trend was driven by the improved global liquidity resulting from the application of expansionary monetary policies in the United States and Europe and low interest rates, in addition to the predictability as to the payment of the Argentine sovereign debt.
An abrupt change in the economic policies of the developed countries or changes in domestic policy might reverse the flow of capitals towards Argentina. Such changes would negatively impact the liquidity of the local market and the operations of the Bank.
Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth
In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring. Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future.
The Argentine government cancelled all of its pending debt with the IMF on January 3, 2006.
On September 2, 2008, by means of Decree No. 1,394, Argentina announced its decision to pay its debt to its creditor nations members of the Paris Club. At the same time, by means of a press release issued on September 18, 2008, the Paris Club announced that it accepted Argentina’s decision. However, negotiations came to a halt due to the international financial crisis affecting economies worldwide at such time and remain delayed. Argentina resumed negotiations in December 2010.
On February 2, 2009, by means of Joint Resolutions 8/2009 and 5/2009 of the Secretariat of Economy and the Secretariat of Finance of the National Ministry of Economy and Public Finances, launched the local tranche of the exchange of certain liabilities due between 2009 and 2012 (See Item 5.A “Operating Results”) for new bonds. The government announced that 97% of the holders had accepted such exchange proposal, representing Ps. 15.1 billion of an aggregate domestic tranche of the debt due in 2009, 2010 and 2011 for a total of Ps. 15.6 billion. The new bonds delivered under the exchange are due as from 2014.
Afterwards, on November 18, 2009, the Argentine Federal Congress approved a suspension of the “lock law” (which was supposed to prevent the government from reopening the defaulted sovereign debt exchange offer), and therefore Argentine government was allowed to reopen the exchange offer to holdouts. On May, 2010, Argentina launched a new exchange offer for the debt that had not been included in the restructuring carried out in 2005. The results of the exchange offer were announced in June 2010 with 67% of the holdouts having accepted.
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
Litigation initiated by holdout creditors may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, results of operations and financial condition.
Argentina is subject to litigation by foreign shareholders of Argentine companies, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources
Foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion in the International Center for the Settlement of Investment Disputes (“ICSID”), alleging that certain Argentine government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. To date, the ICSID has rendered decisions adverse to Argentina in several cases, such as: (i) “Aguas del Aconquija S.A.” in which the tribunal ordered Argentina to pay US$105 million to Compañía de Aguas del Aconquija S.A. and Vivendi Universal in relation to the termination of a water concession contract entered into with the Province of Tucumán; an annulment request was rejected on August 10, 2010; (ii) “CMS Gas Transmission Company” in which the tribunal ordered Argentina to pay US$133.2 million plus interest, Argentina appealed the decision which was partly annulled, but the amounts to be paid by Argentina remained unchanged; and (iii) “Azurix Corporation”, in which Argentina was ordered to pay US$165.2 million plus interest. This is one of the few cases not related to the 2002 “pesification” Argentina has brought action for annulment against this decision, which was rejected in September 2009, leaving the award unchanged. The payment of such compensations by Argentina is still pending.
Furthermore, under the United Nations Commission on International Trade Law (“UNCITRAL”) arbitration rules, arbitration tribunals have ordered Argentina (i) in December 2007, to pay US$185 million to British Gas (shareholder of Argentine gas company Metrogas); and (ii) in November 2008, to pay US$53.5 million to National Grid plc (shareholder of Argentine electricity transportation company Transener). Argentina filed with the U.S. District Court for the District of Columbia a petition to vacate both awards. The annulment of both awards was rejected by the District Court.

Litigation, as well as ICSID and UNCITRAL claims against the Argentine government, have resulted in material judgments and may result in new material judgments against the government, and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have all the necessary financial resources to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, results of operations and financial condition.
Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may impair our ability to make payments on our obligations
Since 2002, Argentina has imposed exchange controls substantially limiting the ability of companies to retain foreign currency or make payments abroad. The initial restrictions on outflows of funds have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso. Such restrictions would have a material adverse effect on the Argentine financial system and our financial condition and results of operations.
In addition, in June 2005, government issued Decree No. 616/05 introducing controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to make dividend payments to ADS holders and payments on the notes.
A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth
Argentina’s financial recovery from the 2001-2002 local crisis occurred in a context of price increases for Argentina’s commodity exports, such as soy. High commodity prices have contributed to the increase in the Argentine exports since the third quarter of 2002 as well as in tax revenues from export withholdings.
The prices of commodities that Argentina exports decreased during the 2008 global economic crisis and may decline in the future. This would have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Government’s reaction. Either of these results would adversely impact Argentina’s economy and, therefore, our business, financial condition and results of operations.
High inflation may adversely affect the Argentine long-term credit markets as well as the Argentine economy in general
Since 2007 the inflation index has been extensively discussed in the Argentine economy. The intervention of the Argentine government in the INDEC and the change in the way the aforementioned inflation index is measured has resulted in disagreements between the government and private consultants as to the actual annual inflation rate.
The inflation rates according to the INDEC were 7.2% , 7.7% and 10.9% for 2008, 2009 and 2010, respectively. In the first quarter of 2011 the INDEC reported an inflation rate of 2.3%. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation in excess of those published by INDEC.
In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets, with the same negative effects on the level of economic activity and employment. In addition, high inflation may undermine the confidence in Argentina’s banking system in general, which would negatively and materially affect our business volumes and potentially affect our lending activities.
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
If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. In addition, such devaluation could affect client’s confidence, as well as loan demand.
In particular, our results of operations are sensitive to changes in the Ps./US$ exchange rate because our primary assets and revenues are denominated in pesos while around 15% of our loan portfolio and 17% of our total deposits are denominated in foreign currencies.

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
In addition, in the short term, a significant real appreciation of the peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. This may have a material adverse effect in our financial condition and results of operations.
High public expenditure could result in long lasting adverse consequences for the Argentine economy
The current Argentine macroeconomic model consists in maximizing the rate of economic growth through the end of 2011, maintaining a policy of sharp increase in public expenditure. In this regard, in 2010, the Argentine government strengthened its expansionary fiscal policy, increasing primary expenses by 34%.
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
A further deterioration in fiscal accounts could negatively affect the government’s ability to access the international financing markets.
Argentine government measures to preempt, or in response to, social unrest may adversely affect the Argentine economy
Despite Argentina’s ongoing economic recovery and relative stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future Argentine government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.
Increased uncertainty due to the upcoming Presidential and Congress elections could have an adverse effect on the Argentine economy
Presidential and Congress elections in Argentina are scheduled to take place on October 23, 2011. There is a general uncertainty as to who will win the elections and what impact the outcome could produce on the Argentine economy. The aforementioned uncertainty, the probable outcomes of the general elections and the measures taken in its aftermath could have an adverse effect on financial institutions and the Argentine economy as a whole.
Risks relating to the Argentine financial system
The health of Argentina’s financial system depends on a return of the long-term credit market, which is currently recovering at a relatively slow pace
As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009.
Although private sector financing increased by the end of 2009, the year ended with lower expansion. In 2010, the loan portfolio growth rate increased significantly year over year. Loans to the private sector grew by approximately 20% in 2008, 9% in 2009 and 37% in 2010.
In spite of the recovery of the credit activity, the recovery of the long-term loans market (pledged loans and mortgage loans) is recovering at a slower pace.
If longer-term financial intermediation activity fails to resume at substantial levels, the ability of financial institutions, including us, to generate profits will be negatively affected. Even though deposits in the financial system and with us are having increased since mid-2002, most of these new deposits are either sight or very short-term time deposits, creating a liquidity risk for banks engaged in long-term lending, like us, and increasing their need to depend on the Central Bank as a potential liquidity backstop.
The health of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors
The average total deposits of the financial system grew 20% in 2008, averaging Ps. 229,089 million. Despite the international crisis, total deposits with the financial system increased by 11% during 2009, with an average balance of Ps. 253,985 million. In 2010 the total deposits for the financial system increased by 28%, with an average balance of Ps. 325,502 million.
The average total deposits in terms of GDP represented 22.6% during 2010, compared with 20.7% and 20.8% in average during 2009 and 2008.

In spite of the increasing trend showed during previous years, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If depositors once again withdraw significant holdings from banks (as they did in late 2001 and early 2002 as a result of the measures then implemented by the Argentine government), there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect sensibility of Argentine depositors.
The asset quality of financial institutions, including us, is still affected by the exposure to public sector debt
Financial institutions have a significant portfolio of bonds of, and loans to, the Argentine federal and provincial governments. Exposure to public sector of the financial system has decreased year after year, from a level of 48.9% in 2002 to 12.2% in 2010. Exposure to public sector debt as of December 31, 2010 represented aproximately one third of financings granted by the financial system to the private sector.
To some extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable economic growth in the long run, generate tax revenues and control public spending.
As of December 31, 2010, our exposure to the public sector, not including LEBACs (Letras del Banco Central) and NOBACs (Notas del Banco Central), totaled approximately Ps. 833 million, representing 2.5% of our total assets.
Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by the international financial crisis
The capacity of many Argentine private sector debtors to repay their loans has deteriorated as a result of the international economic crisis, materially affecting the asset quality of financial institutions, including us. As of the end of 2008, we have consistently established large allowances for loan losses to cover the risks inherent to our private loan portfolio.
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
During 2010, the ratio of the non-performing private sector lending showed a great decline from the levels reported for 2009, with a record minimum ratio of 2.1% for the financial system as a whole. Such improvement was reflected in both the consumer loan portfolio and the commercial portfolio.
The Bank’s portfolio quality ratio and coverage ratio followed the financial system’s trend standing at 2.1% and 147.2% ratios, respectively, as of December 31, 2010.
However, the current improvement may not continue, and we will likely not succeed in recovering substantial portions of loans that were provisioned. If Argentina’s recovery does not continue and the financial condition of the private sector deteriorates, we will experience an increase in our incidence of non-performing loans.
Class actions against financial entities for an indeterminate amount may adversely affect the profitability of the financial system
Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates, advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.
Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions
To protect debtors affected by the economic crisis, beginning in 2002 the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Most of these measures have been rescinded; however, we cannot assure you that in an adverse economic environment the government will not adopt additional measures in the future, which could have a material adverse effect on the financial system and our business.
The application of the Consumer Protection Law may prevent or limit the collection of payments with respect to services rendered by us
Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law was amended on March 12, 2008 by Law No. 26.361 to expand its applicability and the penalties associated with violations thereof.

Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.
Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. In the event that we are found to be in violation of any provision of the Consumer Protection Law or the Credit Card Law, certain penalties and remedies could prevent or limit the collection of payments due from services and financing provided by us and materially adversely affect our financial results and ability to meet our payment obligations. We cannot provide any assurance that judicial and administrative rulings based on the newly enacted regulation, or measures adopted by the enforcement authorities, will not increase the consumer protection given to debtors and other clients in the future, or that they will not favor the claims initiated by consumer groups or associations.
Future governmental measures and/or regulations may adversely affect the economy and the operations of financial institutions
The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. We cannot assure that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, or that any changes will not adversely affect our business, financial condition and results of operations.
As of the date of this report, three different bills to amend the Financial Institutions Law No. 21,526 as amended (the “Financial Institution Law”) have been put forth for review in the Argentine Congress, seeking to amend different aspects of the Financial Institutions Law. A thorough amendment of the Financial Institutions Law would have a substantial effect on the banking system as a whole. If any such bill is passed, or any other amendment to the Financial Institutions Law is made, we cannot foresee what effects the subsequent changes in banking regulations could have on financial institutions in general, and on our business, financial conditions and/or results of operations.
Argentina’s insufficient or incorrect implementation of certain anti-money laundering recommendations may result in difficulties to obtain financing and attract direct foreign investments.
In October 2010, the Financial Action Task Force (“FATF”) issued a report on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina, including the evaluation of Argentina as of the time of the on-site visit (November 2009). This report states that since the latest evaluation, finalized in June 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at the time.
Moreover, in February 2011, Argentina, represented by the Minister of Justice, attended the FATF Plenary in Paris, in order to present a preliminary action plan. FATF has granted an extension to implement changes and will carry out a new evaluation in June 2011.
Therefore, the outcome of the new evaluation process in June 2011 could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.
Risks relating to us
Our target market may be the most adversely affected by economic recessions
Our business strategy is to increase fee income and loan origination in our target market, low- and middle-income individuals and small and medium-sized businesses.
This target market is particularly vulnerable to economic recessions and, in the event of such a recession, growth in our target market may slow and consequently adversely affect our business. The Argentine economy as a whole, and our target market in particular, have not stabilized enough for us to be certain that demand will continue to grow. Therefore, we cannot assure you that our business strategy will in fact be successful.
Our controlling shareholders have the ability to direct our business and their interests could conflict with yours
As of March 31, 2011, our controlling shareholders directly or beneficially owned 10,258,305 Class A shares and 220,352,737 Class B shares in the aggregate. Although currently there is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.

We will continue to consider acquisition opportunities, which may not be successful
We have expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe offer additional value and are consistent with our business strategy. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms. Although to date all acquisitions have been authorized by the Central Bank and other relevant authorities, we can not assure you that any future acquisition will also be authorized by these authorities. Additionally, our ability to obtain the desired effects of such acquisitions will depend in part on our ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:
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
We depend on key personnel for our current and future performance
Our current and future performance depends to a significant degree on the continued contributions of our senior management team and other key personnel, in particular Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo. Our performance could be significantly harmed if we fail to staff and retain key senior management or if we lose their services and we are not able to locate or employ qualified replacements on acceptable terms. Should this occur our business, financial condition and results of operations may be adversely affected.
Increased competition and consolidation in the banking industry may adversely affect our operations
We expect trends of increased competition in the banking sector, as banks continue to recover from the 2008 global economic crisis. Additionally, if the trend towards decreasing spreads is not offset by increases in lending volumes, then resulting losses could lead to consolidation in the industry. We expect trends of increased consolidation to continue. Consolidation can result in the creation of larger and stronger banks, which may have greater resources than we do.
We expect that competition with respect to small and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate.
Reduced spreads between interest rates received on loans and those paid on deposits without corresponding increases in lending volumes could adversely affect our profitability
The spread for Argentina’s financial system between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns.
Since 2009, the interest rate spreads throughout the financial system have increased. This increase was sustained by a steady demand for consumer loans in recent years
However, we cannot guarantee that this trend will continue unless increases in lending or additional cost-cuttings take place. A reverse of this trend in such terms could adversely affect our profitability.
Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our financial condition and results of operations
A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses.
We estimate and establish reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. We may not be able to timely detect these risks before they occur, or due to limited resources or available tools, our employees may not be able to effectively implement our credit risk management system, which may increase our exposure to credit risk.
Overall, if we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results of operations may be materially and adversely affected.

Changes in market conditions, and any risks associated therewith, could materially and adversely affect our financial condition and results of operations
We are directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt and short-term borrowings. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.
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
Risks relating to our Class B shares and the ADSs
Holders of our Class B shares and the ADSs may not receive any dividends
In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Nevertheless, no assurance can be given that the Central Bank will continue to grant us the authorization to distribute dividends approved by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of approved dividends.
Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our consolidated financial statements as of December 31, 2010.
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
Non-Argentine companies that own our Class B shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina
Under Argentine law, foreign companies that own shares in an Argentine corporation are required to register with IGJ, in order to exercise certain shareholder rights, including voting rights. If you own Class B shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class B shares may be limited.
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
The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire
Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 93% of the aggregate market capitalization of the BCBA as of December 31, 2010. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

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
In particular, under Financial Institutions Law, all of our existing and future depositors will have a general priority right over holders of notes issued under our medium-term note program. The Financial Institutions Law provides that in the event of judicial liquidation or insolvency, all depositors would have priority over all of our other creditors (including holders of notes), except certain labor creditors and secured creditors. Moreover, depositors would have priority over all other creditors, with the exception of certain labor creditors, to funds held by the Central Bank as reserves, any other funds at the time of any revocation of our banking license and proceeds from any mandatory transfer of our assets by the Central Bank.
We have issued and may also issue additional subordinated notes. In that case, in addition to the priority of certain other creditors described in the preceding paragraphs, subordinated notes will also rank at all times junior in right of payment to certain of our unsecured and unsubordinated indebtedness.
Exchange controls and restrictions on transfers abroad may impair your ability to receive payments on the notes
In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since then, these restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange controls and transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso.
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
The ratings of the notes may be lowered or withdrawn depending on various factors, including the rating agency’s assessment of our financial strength and Argentine sovereign risk
Independent credit rating agencies may assign credit ratings to the notes. The ratings of the notes reflect the relevant rating agency’s assessment of our ability to make timely payment of principal and interest on the notes. Moreover, the methods of assigning ratings used by Argentine rating agencies may differ in important aspects from those used by the rating agencies in the United States or other countries. The ratings of the notes are not a recommendation to buy, sell or hold the notes, and the ratings do not comment on market prices or suitability for a particular investor. We cannot assure you that the ratings of the notes will remain for any given period of time or that the ratings will not be lowered or withdrawn. A downgrade in ratings will not be an event of default with respect to the notes. The assigned ratings may be raised or lowered depending, among other things, on the rating agency’s assessment of our financial strength as well as its assessment of Argentine sovereign risk generally, and any change to these may affect the market price or liquidity of the notes.
Risks relating to our 2036 Notes
Interest on the 2036 Notes may be limited to the extent we do not have sufficient Distributable Amounts
No interest on the 2036 Notes will be due and payable in the event that the payment of such interest, together with any other payments or distributions (other than payments in respect of redemptions or repurchases) on or in respect of our Parity Obligations (including the notes) previously made or scheduled to be made during the Distribution Period in which such Interest Payment Date falls, would exceed our Distributable Amounts for such Distribution Period. Interest payments on the notes are non-cumulative such that if an interest payment is not made in full as a result of the limitation described in the preceding sentence, such unpaid interest will not accrue or be due and payable at any time and, accordingly, holders of 2036 Notes will not have any claim thereon, whether or not interest is paid with respect to any other interest period.
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
Risks relating to our 2012 Notes
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
“Distributable Amounts” for a Distribution Period means the aggregate amount, as set out in our audited financial statements for our fiscal year immediately preceding the beginning of such Distribution Period, prepared in accordance with Central Bank Rules and approved by our shareholders, of our unappropriated retained earnings minus: (i) required legal and statutory reserves; (ii) asset valuation adjustments as determined and notified by the Superintendency, whether or not agreed to by us, and the asset valuation adjustments indicated by our external auditor, in each case to the extent not recorded in such financial statements; and (iii) any amounts resulting from loan loss or other asset valuation allowances permitted by the Superintendency including adjustments arising from the failure to put into effect an agreed upon compliance plan. For the avoidance of doubt, the calculation of Distributable Amounts in respect of a particular Distribution Period shall be made prior to the appropriation or allocation of any amounts to any voluntary or contingent reserves and any dividends or distributions on any Junior Obligations or Parity Obligations during such Distribution Period.

Item 4.	Information on the Bank
A. History and development of the Bank
Our legal and commercial name is Banco Macro S.A. We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of the City of Bahía Blanca, in the Province of Buenos Aires, Argentina under No. 1154 of Book 2, Volume 75 of Estatutos. We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996 under No. 9777 of Book 119, Volume A of Sociedades Anónimas.
Our principal executive offices are located at Sarmiento 447, Buenos Aires, Argentina, and our telephone number is (+ 54-11-5222-6500). We have appointed CT Corporation System as our agent for service of process in the United States, located at 111 Eight Avenue, New York, New York, 10011.
Our history — Banco Macro S.A.
Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, the name of “Banco Macro S.A.”
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
Additionally, on September 20, 2010, Banco Macro acquired 100% of the capital stock of Banco Privado. On December 20, 2010, Banco Macro sold 1% of the shares of Banco Privado to Sud Inversiones & Análisis S.A. and another 1% to Macro Securities S.A. Sociedad de Bolsa.
The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.
In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Banco del Tucumán, Banco Privado, Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.
Nuevo Banco Bisel
In 2001, the run on bank deposits as a result of the economic crisis caused a liquidity crisis for the former Banco Bisel S.A. (“Banco Bisel”). Its controlling shareholder at the time decided not to make additional contributions. As a result, the Central Bank suspended and then restructured Banco Bisel’s operations, creating the Nuevo Banco Bisel with certain of Banco Bisel’s assets and liabilities. The Central Bank then passed a resolution providing for the sale of Nuevo Banco Bisel and requiring that the purchaser committe to capitalize the bank.

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
Banco Privado
On March 30, 2010, we signed a share purchase agreement with the shareholders of Banco Privado, to purchase 100% of the shares of such entity. On September 9, 2010 the Central Bank issued Resolution 198/2010 stating that there were not objections for Banco Macro to acquire 100% of Banco Privado’s capital stock and to transfer 1% to Sud Inversiones & Análisis S.A. and 1% to Macro Securities S.A Sociedad de Bolsa.
On September 20, 2010, 100% of the capital stock of Banco Privado was transferred to the Banco Macro, which paid US$23.3 million, out of which, US$10.4 million is related to a guaranteed amount, as provided in the purchase agreement. As of such date, Banco Privado’s assets and liabilities amounted to Ps. 403.7 million and Ps. 368.0 million respectively.
On September 22, 2010, we made an irrevocable capital contribution of Ps.50 million to Banco Privado as provided in Resolution No. 443 of the Superintendency dated September 15, 2010.
On December 20, 2010, the Bank sold 1% of Banco Privado’s shares to Sud Inversiones & Análisis S.A. and another 1% to Macro Securities S.A. Sociedad de Bolsa for a total aggregate amount of Ps.0.7 million. Consequently, as of December 31, 2010, Banco Macro held 98% of the capital stock and votes of Banco Privado.
Banco Privado’s integration will enable us to serve a greater number of customers with our current structure, to complement lines of business, to expand our credit card business, in particular in the city of Buenos Aires, and to achieve greater economies of scale by additionally providing Banco Privado with a more efficient financing structure and permitting its clients access to a network with a greater geographical coverage.
At the date of this annual report, this acquisition remains subject to the approval of the National Commission of Competition Defense (the Argentine antitrust authority).
For more information on Banco Privado, see note 3.7 to our audited consolidated financial statements as of and for the three years ended December 31, 2010.
B. Business Overview
We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2010, we were ranked second in terms of equity and fourth in terms of loans to private sector and in terms of deposits among banks.
As of December 31, 2010, on a consolidated basis, we had:
•	Ps.33,524.4 million (US$8,432.1 million) in total assets;
•	Ps.15,932.9 million (US$4,007.5 million) in loans to the non-financial private sector;
•	Ps.23,407.4 million (US$5,887.5 million) in total deposits;

•	approximately 2.7 million retail customers and 0.08 million corporate customers that provide us with approximately 2.8 million clients; and
•	approximately 1.0 million employee payroll accounts for private sector customers and provincial governments.
Our consolidated net income for the year ended December 31, 2010 was Ps1,010.4 million (US$254.1 million), representing a return on average equity of 27.1% and a return on average assets of 3.6%.
In general, given the relatively low level of banking intermediation in Argentina currently, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business; we do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We offer savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our individual customers and small and medium-sized businesses through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.
Our competitive strengths
We believe we are well positioned to benefit from the opportunities created by the improving economic and business environment in Argentina. Our competitive strengths include the following:
•
Strong financial position. As of December 31, 2010 we had excess capital of Ps.2,562.3 million (24.7% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

• Consistent profitability. As of December 31, 2010, we had obtained profitability for the last 36 consecutive quarters, being the only bank in Argentina to do so, with a return on average equity of 23.8%, 24.6% and 27.1% for 2008, 2009 and 2010, compared to 13.7%, 19.6% and 24.3% respectively, for the Argentine banking system as a whole.
• Our shareholders’ equity as of December 31, 2008, 2009 and 2010, as calculated under Central Bank Rules, was Ps.2,821.9 million, Ps.3,358.8 million and Ps.4,152.8 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2008, 2009 and 2010 was Ps. 2,236.8 million, Ps. 3,292.9 million and Ps.3,783.4 million, respectively.
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

•
High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. The Bank’s focus is particulary in some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have been benefiting from the export-driven growth in the Argentine economy.

•
Largest private-sector branch network in Argentina. With 404 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires, whereas 81% of the total branches for the Argentine financial system as a whole are located outside this area, which we believe better positions us to focus on our target market.

•
Loyal customer base. We have a loyal customer base, as evidenced in part by the quick recovery of our deposit base after the 2001-2002 local crisis. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and to our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

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

•	Offer personalized service. We offer our clients a menu of products and personalized, face-to-face advice to help them select the banking services that best respond to their needs.
•	Expand the customer base in the City of Buenos Aires through the acquisition and maintenance of Banco Privado’ cards and clients portfolio and by opening new branches in this region.
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

•
Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, strong cross-selling opportunities lie with our retail clients, of whom only 23.5% currently have personal loans from us.

Our products and services
We provide our customers with a combination of standard products and services that is designed to suit individual needs. We have two broad categories of customers: retail customers which include individuals and entrepreneurs; and corporate customers, which include small, medium and large companies and major corporations. In addition, we provide services to four provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business with a single commercial division responsible for all of our customers and our branch network; we do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.
Retail customers
Overview
Retail customers are individuals and entrepreneurs. We provide services to them throughout Argentina, in particular outside of the City of Buenos Aires, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 94% of our branches are located outside of the City of Buenos Aires.
We offer our retail customers traditional banking products and services such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, automatic teller machines (“ATMs”) and money transfers.
Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 23.5% currently have a personal loan from us and only 37% currently have a credit card, and we believe there is strong potential to increase these percentages.
Our efforts were aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, based on our individualized, professional advice, which we believe is an important feature that distinguishes us in serving our target markets.
The year 2009 presented an adverse perspective for market growth and for the growth of the different businesses this segment involves, generating a number of challenges for us. During 2010, we defined as our main goals: to increase our leading position in personal loans, to consolidate our position in the credit card market, to improve credit quality ratios, to promote an atomized time deposit portfolio and to generate a strong and stable fee base.
In 2010 market conditions improved and the demand for financing, mainly consumer loans, increased, allowing us to attain our strategic goals.
Savings and checking accounts and time deposits
We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.
During 2009, we intended to achieve an atomized growth in order to reduce volatility from our liabilities. This goal was achieved by adequately compensating our small and medium savers and attracting new clients, which generated a 26% growth in this segment.
During 2010 we continued fostering the atomized development of funding sources and established a solid commission base. Our commercial and customer bonding actions enabled us to achieve growth in the deposit portfolio, above market levels, mainly due to an increase in time deposits of retail customers (less than 1 million) which intensified funding atomization.
We have incorporated statistical tools and models which will step up and make more effective commercial actions during 2011, for the purpose of improving the utilization of our customers’ information.

The following table reflects the number of retail accounts as of December 31, 2008, 2009 and 2010:

	Approximate number
	of retail accounts
	(as of December 31, of each year)
Product	2008	2009	2010
Savings
Total savings accounts	1,550,151	1,903,566	1,759,448
Plan Sueldo (private sector)	577,734	559,051	534,267
Plan Sueldo (public sector)	296,973	572,675	510,589
Retirees	329,287	400,114	382,872
Open market	346,157	371,726	331,720
Checking
Checking accounts	129,370	174,046	258,678
Electronic account access
Debit cards	1,401,639	1,420,971	1,550,806
Lending products and services
We offer personal loans, document discounts, (housing) mortgages, overdrafts, pledged loans and credit card loans to our retail customers.
As of December 31, 2010, we had a 15% market share for personal loans, which ranked us first in the Argentine banking system in the provision of consumer loans. We are also one of the major credit card issuers, with approximately 1.3 million credit cards in circulation as of December 31, 2010. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases.
We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as the low- and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services to their employers.
As of December 31, 2008, 2009 and 2010, our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) was as follows:

	Retail loan portfolio
	(as of December 31, of each year)
	(in millions of pesos and as percentage of retail loan portfolio)
	2008		2009		2010
Overdrafts	186.1	3.1%	188.8	3.0%	214.8	2.4%
Documents (1)	347.7	5.8%	393.1	6.3%	545.1	6.0%
Pledged loans (2)	212.6	3.6%	151.3	2.4%	141.5	1.6%
Mortgage loans	431.3	7.3%	395.7	6.3%	433.0	4.8%
Personal loans	3,849.1	64.7%	4,052.6	64.7%	5,865.6	64.9%
Credit card loans	815.1	13.7%	897.0	14.3%	1,489.5	16.5%
Other	104.3	1.8%	184.1	2.9%	349.9	3.9%
Total	5,946.1	100.0%	6,262.6	100.0%	9,039.3	100.0%

(1)	Factoring, check cashing advances and loans with promissory notes.

(2)	Primarily secured automobile loans.
The main increases during 2009 were in personal loans and credit card loans, which increased by 5% and 9%, respectively, in each case on a year on year basis. The increase in credit card financing was partially explained by the Bank’s strategy of incorporating additional cards to existing credit card customers, reducing the requirements for issuing additional credit cards and allowing the use of our Customer Service Call Center or Home Banking services.
Led by our marketing efforts, the retail banking portfolio grew by 44% in 2010, mainly due to an increase in the personal loans portfolio (45%) and in the credit cards portfolio (66%, including as of December 31, 2010 Banco Privado’s portfolio).
As to personal loans, the Bank is the market leader with a 15% market share. The growth of this portfolio was accompanied by a substantial increase in profitability.
As to credit cards, during 2010 the Bank increased its marketing efforts to develop this business, intensifying benefits offered to its clients, developing new channels for the issuance of cards and creating alliances for the issuance and launching of new products aimed at different segments. As a result of the acquisition of Banco Privado, 150,000 active credit cards were transferred to the Bank.
The table below sets forth additional information related to our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) as of December 31, 2010:

	Retail loan portfolio (in pesos except where noted)
	(as of December 31, 2010)
	Personal	Documents	Mortgage		Pledged	Credit card
	loans	(1)	loans	Overdrafts	loans (2)	loans	Others
Total customers with outstanding loans	602,508	9,650	6,767	214,162	1,758	657,353	8,523
Average gross loan amount	7,074	5,807	62,558	798	76,720	2,027	35,172

(1)	Factoring, check cashing advances and loans with promissory notes.

(2)	Primarily secured automobile loans.

Personal loans, the most representative share of our portfolio, carried as of December 31, 2010 an annual average interest rate of 25.75% and an average maturity of 52.2 months, with lower rates and extended average term year over year. Interest rates and maturities vary across products.
Plan Sueldo payroll services
Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and for the private sector, for a total aggregate of 1.4 million retail clients (including retirees). Our payroll services provide us with a large and diversified deposit base with significant cross-selling potential.
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
The corporate business is focused on the classification by sizes and sectors. We have four categories for our corporate customers: small companies, which register up to Ps.52 million in sales per year; medium companies, which register more than Ps.52 million and less than Ps.150 million in sales per year; major companies, which register more than Ps.150 million in sales per year; and agro companies, which operate in agriculture or in the commerce of its products.
In 2009, in the medium companies and major companies segments, we focused on applying more selective business criteria, prioritizing customer loyalty strategy. As to agricultural business, we launched a product specially designed for this sector that was highly accepted, since it provide easy access to credit. The agro companies segment has recently risen as a relevant axis in the Bank’s long-term strategy. It is clear that we have a competitive advantage, through our branch network, in different regional economies.
During 2010, the Bank continued developing its descentralized segment-specific service strategy aiming at improving customer service. At present, the Bank has 12 Corporate Banking Centers and a network of branches with business officials specialized in each category offering a wide range of products including working capital facilities, investment projects, leasings and foreign trade transactions.
Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See “Item 5 — Operating and Financial Review and Prospects — liquidity and capital resources”.
Lending products and services
Our lending activities to the corporate sector (defined here as firms with loans outstanding in excess of Ps.20,000) totaled Ps.6,893.6 million as of December 31, 2010. Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2010, the average principal amount of our corporate loans was Ps. 0.3 million and our 20 largest private sector loans accounted for 19% of our total corporate loans.
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

As of December 31, 2008, 2009 and 2010, our loans to corporate customers were as follows:

	Loans to companies in excess of Ps. 20,000
	(as of December 31, of each year)
	(in millions of pesos and as percentage of corporate loan portfolio)
	2008		2009		2010
Overdrafts	1,409.8	28.5%	1,273.7	25.6%	1,857.2	26.9%
Documents (1)	1,010.6	20.4%	1,030.7	20.7%	1,256.9	18.2%
Pledged loans (2)	142.1	2.9%	121.9	2.4%	215.7	3.1%
Mortgage loans	328.8	6.6%	371.7	7.5%	490.9	7.1%
Other (3)	2,056.0	41.6%	2,186.9	43.8%	3,072.9	44.7%
Total	4,947.3	100.0%	4,984.9	100.0%	6,893.6	100.0%

(1)	Factoring, check cashing advances and promissory notes.

(2)	Primarily securing cargo transportation equipment.

(3)	Mostly structured loans (medium- and long-term).
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
Collection services. Our collection services include cash or check deposits at our 404 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.
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
Payroll services. We provide payroll services to four provinces and the private sector. See “Our products and services — Retail customers”.
Our distribution network
We have the largest private sector branch network in the country with 404 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 94% of our branches located outside of the City of Buenos Aires. Furthermore, we have 40 service points used for social security benefit payments and servicing of checking and savings accounts; 872 ATMs, 732 self-service terminals (“SSTs”); and an internet banking service (home banking).

The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces:

	As of December 31, 2010
			Market Share of
		% of	total branches in
Province	Branches	Total	each province
City of Buenos Aires	24	5.9%	3.1%
Buenos Aires (rest)	52	12.9%	4.1%
Catamarca	1	0.2%	4.5%
Chaco	1	0.2%	1.7%
Chubut	5	1.2%	5.4%
Córdoba	61	15.1%	15.1%
Corrientes	3	0.7%	4.8%
Entre Ríos	6	1.5%	5.0%
Formosa	—	—	—
Jujuy	15	3.7%	48.4%
La Pampa	2	0.5%	1.9%
La Rioja	2	0.5%	7.7%
Mendoza	13	3.2%	8.8%
Misiones	35	8.7%	54.7%
Neuquén	4	1.0%	6.0%
Río Negro	7	1.7%	10.3%
Salta	25	6.2%	48.1%
San Juan	1	0.2%	2.8%
San Luis	1	0.2%	2.2%
Santa Cruz	2	0.5%	5.3%
Santa Fe	113	28.0%	26.3%
Santiago del Estero	1	0.2%	2.0%
Tierra del Fuego	2	0.5%	11.8%
Tucumán	28	6.9%	44.4%
TOTAL	404	100.0%	9.9%
Source:Central Bank
The Bank’s technological development is continuous and the number of alternative methods to perform banking transactions is increasing. Automated channels allow our clients to perform banking transactions with enhanced speed, comfort and safety, offering a wide variety of available transactions. During 2010, the use of automated channels continued expanding, in terms of volume of transactions and number of users. The transactions performed through these channels increased by 39% in 2010 and the number of active users grew by 19% during 2010. The significant and sustained increase in the number of users and transactions evidences the effectiveness and level of acceptance of these services in the market.
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
Loan application process
We establish contact with loan applicants through an officer, who is in charge of gathering the applicant’s information and documentation, visiting the applicant, if necessary, obtaining the reasons for the loan request and making an initial assessment of the application. The loan proposal is then reviewed by a banking manager and, if it complies with our credit policy, it is referred to our credit risk assessment management division, which prepares a risk report. The risk report is then provided to a committee in charge of reviewing and granting the loan. Depending upon the amount and type of loan involved, the responsible committee will be one of four committees acting under the supervision of our Board of Directors and responsible for reviewing and determining whether to approve the loan: a senior committee, a junior committee, a national committee, a regional committee. The senior committee consists of members of senior management, including our chairman and vice chairman, and considers loan proposals in excess of Ps.10 million.
We also have in place circuits that allow decentralization of credit decisions, such as scoring models for individuals and small business, or delegation on senior-officers of credit-related decisions regarding the approval of short-term loans, and loans for small amounts, or with certain guarantees.
Our credit policies for individuals are based upon the applicable product lines, including credit cards, current account overdrafts, personal loans, pledged loans and real estate mortgage loans, and stipulate the permitted terms, maximum amounts available and interest rates. The amount of the customer’s indebtedness, loan repayment capability based on current income, and credit history are key tools used in assessing each application.

Credit risk rating
In order to determine credit risk, our Credit Risk Department qualifies each client by means of a risk rating model, assigning a rating to each debtor taking into consideration quantitative as well as qualitative concepts.
During 2009, the Credit Risk Department continued with its actions aimed at increasing the quality and efficiency of the credit risk rating process for corporate banking customers. We undertook several measures in order to expedite the approval of transactions, including the implementation of a new Credit File Management System, which derived in an improvement in customer response times.
As to our policy regarding individuals, during 2009 we implemented some changes in our financing origination process, including the startup of a new evaluation system for the Plan Sueldo segment, which evaluates companies and employees through credit point tables. These changes generated a significant reduction in delinquency ratios.
During 2010 we developed a new Credit Prequalification Model which allowed us both to reduce processing times and homogenize the analysis and evaluation criteria.
The above mentioned actions allowed us to improve our portfolio quality, which was in turn favored by bad-debt provisions coverage, derived from the provisioning policy applied by the Bank.
Based on the banking regulations in force (Basel II) and economic volatility and competitive pressures, we are in the process of implementing higher standards and more thorough assessments.
The use of quantitative tools such as Credit Scoring models in retail banking or Credit Ratings for corporate banking increases efficiency in decision making processes. In addition, these tools may also be used for other purposes such as:
•	estimating and providing for losses (one of the most important credit risk management activities);

•	determining risk adjusted rates; and

•	performing Stress Tests.
The Bank is currently working on the application of these models in order to implement the methods necessary to estimate the DP (Default Probability), LGD (Loss Given Default) and EAD (Exposure at Default) parameters for its retail and corporate loans portfolios as well as for the above mentioned purposes.
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
The year 2010 was marked by an important improvement in all management indicators within the Pre-Legal Recovery department. We completed the implementation of the new recovery system and differentiated collection strategies per customer segment, which resulted in management actions of increased quality, achieving also higher debt regularization and collection ratios in our arrears portfolio.
Technology
During the year 2010, in response to the Bank’s growth and for the purpose of maintaining an oustanding internal service level, the structures of the Systems and IT, and Production Management Departments were adapted. Furthermore, we increased the data storage capacity by 65%, to meet the business demands and projects.
We continued to increase the technology fleet in our branches, by acquiring and installing new ATMs and SSTs. The Group’s technology fleet reached at the end of 2010 872 ATMs and 732 SSTs, which constitutes one of the widest networks in the country.
During year 2011, we plan to continue with the integration of the different channels, through the administration of customer relationships, and the implementation of a differential service model.
Furthermore, we will move forward in the management of business processes, by selecting and implementing a BPM ((Business Process Management) solution, for the purpose of improving efficiency and flexibility for change.
The total amount that we plan to incurr in respect of such improvements and projected investments for 2011 is approximately US$18.7 million.
Banking industry
The Argentine banking industry has been affected both by the 2001-2002 local crisis and the 2008 global financial crisis. In both cases, the sector showed an upward trend in terms of scale, profitability, solvency and asset quality.

Scale
The volume of intermediation recovered after the 2001-2002 local crisis and there was an annual uninterrupted growth of deposits and loans until the 2008 international crisis. Deposits grew by an average of 20% in 2008. During the same period, private sector loans increased to an average of 33%.
During 2009, and as a consequence of the 2008 international crisis and its impact on our economy, there was a significant slowdown in the activity of the financial sector. Financing intermediation by banks with the private sector recovered towards year-end, albeit with an expansion slower than that of previous years. The average of deposits from and loans to the private sector grew by 9% and 11% respectively during 2009.
Following the improved economic and financial outlook in Argentina, the financial intermediation activities of banks with the private sector expanded during 2010. Deposits from private sector increased by 23% and loans to the private sector increased by 22% in average during 2010, reinforcing the upturn recorded in the last quarter of 2009. Total deposits grew by 28% in average compared to 2009.
The level of private sector loans and deposits over GDP was still low as of December 31, 2010, at 13.8% for private sector loans/GDP and 26.1% for total deposits/GDP. These levels in terms of GDP allow to forecast a considerable potential growth in upcoming years.

	2008	2009	2010
	(in million of pesos)
Total Assets (1)	333,723	368,091	450,179
Total Deposits (1)	229,090	253,985	325,502
Gross Private Sector Loans (1)	123,964	137,559	167,213
Private Sector Deposits (1)	166,359	181,959	223,891
Source: Central Bank

(1)	Twelve-month average.
Profitability
The Argentine financial system and the profitability of banks were deeply affected by the 2001-2002 local crisis. Since 2003, the financial system has steadily been on its path to recovery, with a growing number of profit-making entities each year.
The Argentine financial system continues its consolidation process after reaching a stage of more stable profits, and accumulating positive results for 6 years now, which underscores the sector’s solvency.
In 2010 the profitability of the financial system increased by 45% to Ps. 11,780 million in 2010 from Ps.8,103 million in 2009, signaling a recovery in the intermediation activity and generating an improvement of profitability ratios.

	2008	2009	2010
Net income (in millions of pesos) (1)	5,357	8,103	11,780
Return on average equity	13.7%	18.0%	24.3%
Return on average assets	1.6%	2.2%	2.8%

Source: Central Bank

(1)
Data is available to calculate the consolidated results of the financial system as from January 2008. This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

Asset Quality
Both the 2001-2002 local crisis and the 2008 global financial crisis have taken their toll on the quality of bank portfolios. From 2004 through 2008, ratios have gradually improved.
The credit quality of the Argentine financial system showed a marginal decline as a consequence of the 2008 global financial crisis due to a slowdown in the placement of credit to the public sector and the increase in delinquency rates. The growth in delinquency rates following the 2008 crisis, mainly in the consumer credit portfolio, started to reverse during mid-2009. During 2010, the credit quality improved substantially, both for private and public sectors.
Financial entities continue to offer extensive coverage ratios for non-perfoming portfolio. As of December 31, 2010, the non-performing credit portfolio level reached 1.9% of the total credit portfolio, whereas the coverage ratio level reached 164.2%.
The following table shows the percentages of non-performing portfolios in the Argentine financial system:

	2008	2009	2010
Non-performing Credit Portfolio	2.7%	3.0%	1.9%
Non-performing Credit Portfolio — Private Sector	3.1%	3.5%	2.1%
Coverage ratio	131.4%	125.7%	164.2%

Source:	Central Bank
Competition
We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.
We consider Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Francés S.A., HSBC Bank Argentina S.A. and Banco Patagonia S.A. to be our main competitors. We also compete with regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, specialized credit packages, payroll services and investment management services.
Competitive landscape
There are eight institutions that rank among the top ten in Argentina, based on private sector loans, equity, total deposits and net income: Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires, which are public banks, the Bank and Banco de Galicia y Buenos Aires S.A. which are both domestic banks, and Banco Santander Río S.A., HSBC Bank Argentina S.A. and BBVA Banco Francés S.A. which are foreign-owned banks. Below are the rankings of these banks across these metrics:

		Market Share
		(% share of total private
		sector loans for the
Private Sector Loans	Ps.	Argentine
(As of December 31, 2010)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA (1)	26,710	13.4%
2 BANCO SANTANDER RIO S.A.	19,661	9.9%
3 BANCO DE GALICIA Y BUENOS AIRES S.A.	16,586	8.3%
4 BANCO MACRO S.A. (2)	15,933	8.0%
5 BBVA BANCO FRANCES S.A	14,285	7.2%
6 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	11,821	5.9%
7 HSBC BANK ARGENTINA S.A.	10,429	5.2%
8 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	7,849	3.9%
9 BANCO CREDICOOP COOPERATIVO LIMITADO	7,765	3.9%
10 CITIBANK N.A	7,195	3.6%
OTHERS	60,962	30.6%
TOTAL	199,196	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	Based on our consolidated financial statements.

		Market Share
		(% share of equity for the
Equity	Ps.	Argentine financial
(As of December 31, 2010)	Million	system)
1 BANCO DE LA NACION ARGENTINA(1)	11,375	19.8%
2 BANCO MACRO S.A. (2)	4,153	7.2%
3 BANCO SANTANDER RIO S.A.	3,862	6.7%
4 BBVA BANCO FRANCES S.A.	3,747	6.5%
5 BANCO HIPOTECARIO S.A.	2,974	5.2%
6 HSBC BANK ARGENTINA S.A	2,612	4.5%
7 BANCO DE GALICIA Y DE BUENOS AIRES S.A.	2,596	4.5%
8 CITIBANK S.A	2,361	4.1%
9 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	2,224	3.9%
10 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	2,163	3.8%
OTHERS	19,516	33.9%
TOTAL	57,582	100.0%
Source: Central Bank
(1)    Public sector banks.
(2)    Based on our consolidated financial statements.

		Market Share
		(% share of total
		deposits for the
Total Deposits	Ps.	Argentine financial
(As of December 31, 2010)	Million	system)
1 BANCO DE LA NACION ARGENTINA(1)	110,363	29.3%
2 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	32,362	8.6%
3 BANCO SANTANDER RIO S.A.	26,235	7.0%
4 BANCO MACRO S.A. (2)	23,407	6.2%
5 BBVA BANCO FRANCES S.A.	22,543	6.0%
6 BANCO DE GALICIA Y DE BUENOS AIRES S.A.	21,916	5.8%
7 HSBC BANK ARGENTINA S.A.	16,100	4.3%
8 BANCO DE LA CIUDAD DE BUENOS AIRES(1)	14,460	3.8%
9 BANCO CREDICOOP COOPERATIVO LIMITADO	14,449	3.8%
10 BANCO PATAGONIA S.A	10,299	2.7%
OTHERS	84,131	22.4. %
TOTAL	376,264	100.0%
Source: Central Bank

(1)	Public sector banks.

(2)	Based on our consolidated financial statements.

		Market Share
		(% share of total
		net income for
Net Income	Ps.	the Argentine
(12 months ended December 31, 2010)	Million	financial system)
1 BANCO DE LA NACION ARGENTINA S.A. (1)	2,333	19.8%
2 BANCO SANTANDER RIO S.A.	1,601	13.6%
3 BBVA BANCO FRANCES S.A	1,198	10.2%
4 BANCO MACRO S.A. (2)	1,010	8.6%
5 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	639	5.4%
6 HSBC BANK ARGENTINA S.A	617	5.2%
7 CITIBANK	546	4.6%
8 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	539	4.6%
9 BANCO PATAGONIA	481	4.1%
10 BANCO DE GALICIA Y DE BUENOS AIRES	469	4.0%
OTHERS	2,346	19.9%
TOTAL	11,780	100.0%

Source: Central Bank

(1)	Public sector banks.

(2)	Based on our consolidated financial statements.
As of December 31, 2010, our return annualized on average equity was 27.1% compared to the 24.4% for private-sector banks and 24.3% for the banking system as a whole.
There is a large concentration of branches in the City and province of Buenos Aires, as shown by the following table. We have the most extensive private-sector branch network in Argentina, and a leading regional presence in eight provinces including Santa Fe, Córdoba, Río Negro, and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy, where we are the largest bank in terms of branches.

	As of December 31, 2010
	Banking System		Banco Macro
					Market Share
					(% share of
					total of
		% of		% of	branches in
Province	Branches	Total	Branches	Total	each province)
CITY OF BUENOS AIRES	783	19.3%	24	5.9%	3.1%
BUENOS AIRES (PROVINCE)	1,265	31.1%	52	12.9%	4.1%
CATAMARCA	22	0.5%	1	0.2%	4.5%
CHACO	60	1.5%	1	0.2%	1.7%
CHUBUT	92	2.3%	5	1.2%	5.4%
CORDOBA	404	9.9%	61	15.1%	15.1%
CORRIENTES	62	1.5%	3	0.7%	4.8%
ENTRE RIOS	120	3.0%	6	1.5%	5.0%
FORMOSA	18	0.4%	0	0.0%	0.0%
JUJUY	31	0.8%	15	3.7%	48.4%
LA PAMPA	103	2.5%	2	0.5%	1.9%
LA RIOJA	26	0.6%	2	0.5%	7.7%
MENDOZA	147	3.6%	13	3.2%	8.8%
MISIONES	64	1.6%	35	8.7%	54.7%
NEUQUÉN	67	1.6%	4	1.0%	6.0%
RIO NEGRO	68	1.7%	7	1.7%	10.3%
SALTA	52	1.3%	25	6.2%	48.1%
SAN JUAN	36	0.9%	1	0.2%	2.8%
SAN LUIS	45	1.1%	1	0.2%	2.2%
SANTA CRUZ	38	0.9%	2	0.5%	5.3%
SANTA FE	430	10.6%	113	28.0%	26.3%
SANTIAGO DEL ESTERO	51	1.3%	1	0.2%	2.0%
TIERRA DEL FUEGO	17	0.4%	2	0.5%	11.8%
TUCUMAN	63	1.6%	28	6.9%	44.4%

TOTAL	4,064	100.0%	404	100.0%	9.9%

Source:	Central Bank

Approximately 81% of the branches in the Argentine financial system are located outside the City of Buenos Aires; in our case, approximately 94% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 61% of the total amount of the system. We are second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 12%. The following ranking is based on financial institutions with 50 or more branches and with presence in 15 or more provinces.

					Market
					Share of		Market
			Market	Branches	Branches		Share of	% of
	Number of	Total	Share of	in City of	in City of	Branches in	Branches in	Branches
	provinces	Number of	Branches in	Buenos	Buenos	the Rest of	Rest of	in the Rest
	Served	Branches	Argentina	Aires	Aires	Country	Country	of Country
1 BANCO MACRO S.A. (2)	23	404	10%	24	3%	380	12%	94%
2 BANCO DE LA NACION ARGENTINA (1)	24	626	15%	63	8%	563	17%	90%
3 BANCO CREDICOOP COOPERATIVO LIMITADO	19	250	6%	40	5%	210	6%	84%
4 BANCO PATAGONIA S.A.	24	141	3%	38	5%	103	3%	73%
5 STANDARD BANK ARGENTINA S.A.	18	99	2%	32	4%	67	2%	68%
6 BANCO DE GALICIA Y BUENOS AIRES S.A.	24	240	6%	78	10%	162	5%	68%
7 BBVA BANCO FRANCES	24	242	6%	82	10%	160	5%	66%
8 BANCO SANTANDER RIO S.A.	21	285	7%	97	12%	188	6%	66%
9 HSBC	19	118	3%	42	5%	76	2%	64%
10 CITIBANK	16	65	2%	27	3%	38	1%	58%
OTHER	24	1,594	39%	260	33%	1,334	41%	78%
TOTAL	24	4,064	100.0%	783	100.0%	3,281	100.0%	81%

Source: Central Bank

(1)	Public sector banks.

(2)	Includes the branches of Banco Macro, Banco del Tucumán and Banco Privado.
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
Since 1977, banking activities in Argentina have been regulated primarily by the Financial Institutions Law, which empowers the Central Bank to regulate the financial sector. The Central Bank regulates and supervises the Argentine banking system through the Superintendency.
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
The powers of the Central Bank include the authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses, and to authorize the establishment of branches of foreign financial institutions in Argentina and the extension of financial assistance to financial institutions in cases of temporary liquidity or solvency problems.
The Central Bank establishes different “technical ratios” that must be observed by financial entities with respect to levels of solvency, liquidity, the maximum credits that may be granted per customer and foreign exchange assets and liability positions.
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
If the Central Bank’s rules are not complied with, various sanctions may be imposed by the Superintendency, depending on the level of infringement. These sanctions range from a notice of non-compliance to the imposition of fines or, in extreme cases, the revocation of the financial entity’s operating license. Additionally, non-compliance with certain rules may result in the compulsory filing of specific adequacy or restructuring plans with the Central Bank. These plans must be approved by the Central Bank in order to permit the financial institution to remain in business.

The Central Bank fulfills the function of lender of last resort and is allowed to provide financial assistance to financial institutions with liquidity or solvency problems.
Banking regulation and supervision
Central Bank supervision
Since September 1994, the Central Bank has supervised the Argentine financial entities on a consolidated basis. Such entities must file periodic consolidated financial statements that reflect the operations of head offices or headquarters as well as those of their branches in Argentina and abroad, and of their significant subsidiaries, whether domestic or foreign. Accordingly, requirements in relation to liquidity and solvency, minimum capital, risk concentration and loan loss provisions, among others, should be calculated on a consolidated basis.
Permitted activities and investments
The Financial Institutions Law governs any individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Financial Institutions Law and related Central Bank regulations. Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds and (x) act as fiduciary in financial trusts. In addition, pursuant to the Financial Institutions Law and Central Bank Communication “A” 3086, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank regulations) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.
Under Central Bank regulations, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual funds, may not exceed 50% of such bank’s regulatory capital (Responsabilidad Patrimonial Computable, or “RPC”). In addition, the total amount of a commercial bank’s investments in the following: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” taken as a whole, is limited to 15% of such bank’s RPC. To this effect, a given stock’s market price is considered to be “largely publicly available” when daily quotations of significant transactions are available, and the sale of such stock held by the bank would not significantly affect the stock’s quotation.
Operations and activities that banks are not permitted to perform
The Financial Institutions Law prohibits commercial banks from: (a) creating liens on their assets without prior approval from the Central Bank, (b) accepting their own shares as security, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank regulations. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and in public services companies, if necessary to obtain those services.
Liquidity and solvency requirements
Legal reserve
According to the Financial Institutions Law and Central Bank regulations, financial institutions are required to maintain a legal reserve of 20% of their yearly income plus or minus prior-year adjustments and minus the accumulated loss for the previous year closing period. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves.
Non-liquid assets
Since February 2004, non-liquid assets (computed on the basis of their closing balance at the end of each month, and net of those assets that are deducted to compute the regulatory capital, such as equity investments in financial institutions and goodwill) plus the financings granted to a financial institution’s related persons (computed on the basis of the highest balance during each month for each customer) cannot exceed 100% of the Argentine regulatory capital of the financial institution, except for certain particular cases in which it may reach up to 150%.

Non-liquid assets consist of miscellaneous receivables, bank property and equipment, miscellaneous assets, assets securing obligations, except for swap, futures and derivative transactions, certain intangible assets and equity investments in unlisted companies or listed shares, if the holding exceeds 2.5% of the issuing company’s equity.
Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.
Differences arising from the fulfillment of court injunctions (“amparos”) ordering the repayment of deposits in their original foreign currency was not computed for this ratio up to December 31, 2008.
Minimum capital requirements
The Central Bank requires that financial institutions maintain minimum capital amounts measured as of each month’s closing, which are defined as a ratio of the counterparty risk and interest rate risk of the financial institution’s assets. Such requirement should be compared to the basic requirement, which is explained below, taking into account the one with the highest value. The basic requirement varies depending on the type of institution and the jurisdiction in which the relevant institution is registered, from Ps. 10 million to Ps. 25 million for banks, and from Ps. 5 million to Ps. 10 million for other institutions. In addition, financial institutions must comply with a market risk requirement that is calculated on a daily basis. Financial institutions (together with their branches in Argentina and abroad) must comply with minimum capital requirements both on an individual and a consolidated basis.
Basic minimum capital
Pursuant to Central Bank Communication “A” 5183, dated February 16, 2011 the Central Bank classifies the minimum capital requirements for financial entities by type and category. The categories were established in accordance with the jurisdiction in which the respective financial entity is located:

Category	Jurisdiction	Banks	Other Entities (*)
I	City of Buenos Aires.	Ps.25 million	Ps.10 million

II	Comodoro Rivadavia — Rada Tilli, Rawson — Trelew, Greater Córdoba, Río Cuarto, Greater Buenos Aires (1), Bahía Blanca — Cerri, Mar del Plata — Batán, San Nicolás — Villa Constitución, Greater Mendoza, Neuquén — Plottier, Viedma — Carmen de Patagones — Greater Rosario, Biedma, General San Martín, San Justo, Tercero Arriba, Campana, Chivilcoy, Junín, Necochea, Olavarría, Pergamino, Pilar, Tandil, Tres Arroyos, Zárate, Bariloche, Castellanos, General López, San Martín, Santa Cruz Province and Tierra del Fuego Province	Ps.14 million	Ps.8 million

III	Cities of Greater Catamarca, Greater Resistencia, Greater Corrientes, Concordia, Jujuy - Palpalá, La Rioja, Posadas, Salta, Greater San Juán, San Luis — El Chorrillo, Santiago del Estero - La Banda, Greater Tucumán — Tafí Viejo, Colón, Federación, Gualeguay, Gualeguaychú, Paraná, Uruguay, General Pedernera, the Province of La Pampa and the remaining towns of the provinces of Buenos Aires (2), Córdoba (3), Chubut, Mendoza, Neuquén, Río Negro and Santa Fé (4)	Ps.12.5 million	Ps.6.5 million

IV	The rest of Argentina.	Ps.10 million	Ps.5 million

(*)	Except credit entities.

(1)	Excluding the City of Buenos Aires.

(2)	Excluding Marcos Paz, Presidente Perón and San Vicente departments.

(3)	Excluding Cruz del Eje department.

(4)	Excluding Vera department.
Notwithstanding the foregoing, the basic minimum capital requirement for banks that were operating on June 30, 2005 cannot exceed Ps.15 million.
Description of Argentine Tier 1 and Tier 2 capital regulations
Argentine financial institutions must comply with guidelines similar to those adopted by the Basel Committee on Banking Regulations and Supervisory Practices, as amended in 1995 (the “Basel Rules”). In certain respects, however, Argentine banking regulations require higher ratios than those set forth under the Basel Rules.
The Central Bank takes into consideration a financial institution’s regulatory capital (Responsabilidad Patrimonial Computable, or “RPC”) in order to determine compliance with capital requirements. RPC consists of Tier 1 capital (Basic Net Worth) and Tier 2 capital (Complementary Net Worth) minus certain deducted items.
Tier 1 capital consists of (i) capital stock as defined by Argentine Business Companies Law, (ii) irrevocable contributions on account of future capital increases, (iii) adjustments to shareholders’ equity, (iv) savings reserves, (v) retained earnings, and (vi) subordinated debt securities and their reserve funds, provided they meet certain conditions and requirements. In the case of consolidation, minority interests are also included.

Tier 2 capital consists of (i) liabilities (including debt securities) contractually subordinated to all other liabilities not computable as Tier 1 capital, with an average initial maturity of at least five years and issued under certain conditions and requirements, plus (ii) amounts of reserve funds applied to the payment of interest on subordinated debt securities before December 31, 2012 and as from such date also those amounts which have not been used, provided they exceed certain limits, plus or minus (iii) with respect to results at prior fiscal years, 100% of net earnings or losses recorded through the most recent audited quarterly financial statements in the event the yearly financials are not audited, plus or minus (iv) 100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statement, plus or minus (v) 50% of profits or 100% of losses, from the most recent audited quarterly or annual financial statements, minus (vi) 100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor and plus (vii) 50% of loan loss provisions on the loan portfolio classified as “in normal situation” or “performing”.
Items to be deducted include, among others: (a) demand deposits maintained with foreign financial institutions that are not rated as “investment grade”; (b) securities not held by the relevant financial institutions, except where the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear, Depository Trust Company or Deutsche Bank, New York, are in charge of their registration or custody; (c) securities issued by foreign governments whose risk rating is lower than that assigned to Argentine government securities; (d) subordinated debt instruments issued by other financial institutions acquired prior to September 30, 2006; (e) equity interests in other Argentine or foreign financial institutions; (f) equity interests relating to the application of tax deferrals until February 19, 1999, or after such date provided they relate to irrevocable capital contributions made until such date, as from the month following expiration of the legal term of unavailability or loss of the tax benefits, as set forth in applicable regulations; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded with the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) goodwill; (j) organization and development costs; (k) items pending allocation, debtor balances and others; (l) certain assets, as required by the Superintendency resulting from differences between accounting registrations and the real value of the assets; (m) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (n) equity interests in companies that have (i) financial assistance through leasing or factoring agreements or (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished; (o) excess in the granting of asset-backed guaranties, according to Central Bank’s regulations; and (p) the highest balance of that month’s financial assistance, when certain conditions are met.
Requirements for subordinated debt to be computed as Tier 1 Capital
In general, debt securities can account for up to 20% of a financial institution’s Tier 1 capital up to December 31, 2012 and to 15% from January 2013.
In order for debt securities to be computed as Tier 1 capital, the issuance must previously be approved by: (i) the shareholders, (ii) the Superintendency and, (iii) the CNV and (iv) a stock exchange or over-the-counter market (whether local or foreign).
In addition, debt securities must have certain characteristics. Tier 1 capital must have a maturity of at least thirty years, and may permit optional redemption by the issuer only if, (i) at least five years have elapsed since issuance, (ii) prior authorization of the Superintendency has been obtained, and (iii) funds used for redemption are raised through the issuance of capital stock or other Tier 1 capital.
Interest on Tier 1 capital debt securities may only accrue and be payable to the extent the interest does not exceed available distributable amounts based on the prior year’s audited financial statements. Accordingly, interest payments are non-cumulative such that if an interest payment is not made in full as a result of such limitation, the unpaid interest shall not accrue or be due and payable at any time. The available distributable amounts under Tier 1 capital debt instruments for an Argentine financial institution are determined by calculating the amount of its retained earnings minus (i) required legal and statutory reserves; (ii) asset valuation adjustments as determined and notified by the Superintendency, whether or not agreed to by such financial institution, and the asset valuation adjustments indicated by its external auditor, in each case to the extent not recorded in its respective financial statements; and (iii) any amounts resulting from allowances permitted by the Superintendency, including adjustments arising from the failure to put into effect an agreed upon compliance plan.
In order to make interest payments under Tier 1 capital debt instruments, the shareholders of the financial institution must, at their annual ordinary meeting that considers the allocation of the results available for distribution, approve the creation of a special reserve for such payments. Accrued interest shall not exceed the amount of such reserve, except for changes in exchange rates (for instruments issued in foreign currencies) or variable rates (in the case of instruments with floating rates). The creation of the reserve and any adjustments to the reserve amount must be approved by the Superintendency. Ordinary shareholders’ meetings to consider the allocation of results available for distribution must be held within four months of the end of each fiscal year.
No prior approval from the Superintendency is required in order to make interest payments under Tier 1 capital debt instruments to the extent that the reserve fund has been properly created and the Superintendency has approved such reserve according to the preceding paragraph.
Non-payment of principal or interest under Tier 1 capital debt instruments shall not be considered under applicable Central Bank Rules as a cause for forfeiture of banking license if: (i) all of the other non-subordinated obligations are paid when due; (ii) no cash dividends are distributed to shareholders; and (iii) no fees are paid to directors and members of the supervisory committee, except for certain cases.
Only one interest rate step-up is permitted during the life of the securities and it may occur only after ten years have elapsed since issuance Tier 1 capital debt securities may not be accelerated, nor have cross-acceleration provisions, except upon bankruptcy.

In the event of bankruptcy, Tier 1 capital debt securities rank before capital stock but after all senior debt and Tier 2 capital obligations (all Tier 1 capital debt securities rank pari passu among themselves). Tier 1 subordinated instruments cannot be secured or guaranteed by the issuer or subsidiaries affecting the above described ranking of priority rights in payments.
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
In accordance with current Central Bank regulations, financial institutions would not be permitted to pay interest or make other payments on Tier 1 capital debt securities in the event that, as provided in Communications “A” 4589 and “A” 5072 of the Central Bank or any successor regulations thereto, (a) they are subject to a liquidation procedure or the mandatory transfer of their assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) they are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003); or (c) they are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).
Requirements for subordinated debt to be computed as Tier 2 Capital
Debt securities issued by a financial institution and its corresponding reserves computed as Tier 2 capital can account for up to 50% of such financial institution’s Tier 1 capital. Five years before the maturity date of Tier 2 capital debt securities, the amount to be computed as Tier 2 capital must be reduced by 20% of the outstanding principal amount (nominal issued amount minus the paid amortizations) per year. Notwithstanding the requirements described above, the amount to be computed as Tier 2 capital for each of those years cannot be higher than the amount equal to applying such percentage to the outstanding amount at the end of each such year.
In order for debt securities to be computed as Tier 2 capital, the issuance of Tier 2 capital debt securities must be approved by: (i) the shareholders, (ii) the Superintendency, and when applicable, (iii) the CNV and (iv) a stock exchange, if the debt securities are to be admitted for listing.
Central Bank regulations require Tier 2 capital debt securities to have an average life of no less than 5 years. If the securities allow optional redemption by the issuer, such redemption is only effective (i) with the prior authorization of the Superintendency, and (ii) if the RPC, after redemption, is equal or higher than the minimum capital required by the Central Bank.
Interest payments under Tier 2 capital debt securities can be cumulative, and the interest coupon may be linked to the income of the financial entity.
Tier 2 capital debt securities cannot be accelerated, nor have cross-acceleration provisions, except upon the bankruptcy of the issuer. In the event of bankruptcy, Tier 2 capital debt securities rank senior to capital stock and Tier 1 capital debt securities, but junior to all senior debt. In addition, distributions among holders of subordinated securities will be done pro rata based upon their acknowledged claims.
Non-payment of principal or interest under Tier 2 capital debt securities shall not be considered under applicable Central Bank Rules as a cause for forfeiture of the banking license if (i) within one year from the original due date of such unpaid obligations, the bank and the noteholders agree on the manner in which payments of the amounts due in respect of the debt securities shall be made; (ii) all of the other non-subordinated obligations are paid when due; (iii) no cash dividends are distributed to the shareholders; (iv) no fees are paid to directors and members of the supervisory committee, except for those cases in which they carry out executive tasks; and (v) in case they have interest coupons related to the bank’s results, the bank does not have distributable results, calculated in accordance with the general procedure set forth by the applicable Central Bank regulations.
Non-compliance by the bank with these requirements shall not result in any Central Bank liability.
Argentine financial institutions cannot acquire Tier 2 capital debt securities issued by other Argentine financial institutions, nor can they purchase for subsequent resale their own Tier 2 capital debt securities.
Other Tier 1 capital debt securities may be computed as Tier 2 capital even if those securities do not comply with all the requirements set forth in the requirements for Tier 2 capital described above: (i) if they allow unpaid interest to be cumulative, (ii) if their residual maturity is less than ten years, or (iii) if outstanding Tier 1 capital debt securities exceed the established percentage computable as Tier 1 capital, in which case the excess amount of such debt securities should be computed as Tier 2.

Counterparty risk
The capital requirement for counterparty risk is defined as:
Cer = k* [a* Ais + c* Fsp + r* (Vrf + Vrani)] + INC + IP.
The required capital to assets-at-risk ratio is 10% (“a”) for fixed assets (“Ais”) and 8% (“r”) for loans (“Vrf”), other claims from financial intermediation and other financing (“Vrani”). The same ratio (“c”) is applied to claims on the public-sector loans (“Fsp”). The “INC” variable refers to incremental minimum capital requirements originated in excesses in other technical ratios (fixed assets, credit risk diversification and rating and limitations on transactions with related clients). The variable “IP” refers to the incremental originated in the general limit extension of the negative foreign currency net global position.
Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting
Cash and cash equivalents	0-20%
Government Bonds
With market risk capital requirements and Central Bank monetary control instruments including those registered as “available of sale” and “investment accounts”	0%
Other domestic bonds (without Central Government collateral)	100%
OECD Central Government bonds—rated AA or higher	20%
Loans
To the non-financial private sector
With preferred collateral under the form of:
Cash, term deposit certificates issued by the creditor entity and given as security	0%
A guarantee by Reciprocal Guarantee Companies authorized by the Central Bank, export credit insurance, documentary credits	50%
Mortgages	50%-100%
Pledges	50%-100%
To the non-financial public sector	100%
To the financial sector
Public financial institutions with the collection of federal taxes as collateral	50%
To foreign financial institutions or to financial institutions backed by them (rated AA or higher)	0%-20%
Other credits from financial intermediation	0%-100%
Assets subject to financial leasing	50%-100%
Other assets	0%-100%
Guarantees and contingent liabilities	0%-100%
Minimum capital requirements also depend on the CAMELBIG rating (1 strongest, 5 weakest) assigned by the Superintendency, which also determines the “k” value. This rating system complies with international standards and provides a broad definition of the performance, risks and perspectives of financial entities. Financial entities have to adjust their capital requirements according to the following “k” factors:

CAMELBIG Rating	K Factor
1	0.97
2	1.00
3	1.05
4	1.10
5	1.15
Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations; and (c) finance and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters or foreign branches or the foreign controlling entity, to the extent (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated fiscalization, (iii) in case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries and (iv), in case of guarantees granted locally, they are in turn guaranteed by their headquarters or foreign branches or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.
Interest rate risk
Financial entities must also comply with minimum capital requirements regarding interest rate risk. These minimum capital requirements capture the risk arising from the different sensitivity of assets and liabilities adversely affected by adverse or unexpected changes in interest rates (“duration approach”). This effect is immediately evident in the case of secondary market, as a change in the interest rate leads to a change in the price of such assets, and therefore in the entity’s balance sheet. This regulation governs all the assets and liabilities derived from financial intermediation not subject to the minimum capital requirements covering market risk (including securities held at investment accounts).
Minimum capital requirements measure the value risk (“VaR”) or maximum potential loss due to interest rate risk increases, considering a 3-month horizon and with a confidence level of 99%.

In case of transactions with fixed interest rates, when calculating the requirements, the cash flows of the financial entity’s transactions are assigned to different time bands taking into account their maturity. Financial entities with 1-3 CAMELBIG ratings may treat 50% of sight deposits as long-term maturities (in the case of financial entities with a 1 or 2 CAMELBIG rating, the entity may choose the assigned maturity, whereas in the case of financial entities with a 3 CAMELBIG rating, the assigned maturity cannot exceed 3 years). All entities may assign to the “zero” time band (i) 100% of the contingent credit lines with a fixed or variable interest rate based on a foreign indicator and usable at the entity’s mere requirement (without need for prior notice), irrevocably granted by foreign banks with an international “A” credit rating and that do not control, or are controlled by, the local entity, or by local banks with a 1 or 2 CAMELBIG rating; and (ii) 100% of the contingent credit lines irrevocably granted to other financial entities, whether at a fixed or variable rate based on a foreign indicator, and usable at the entity’s mere requirement (without need for prior notice).
Transactions with variable interest rates related to a foreign index are treated as if they had fixed interest rates. The risk arising from liabilities with variable rates related to a domestic index is considered up to the first rate adjustment date. Financings to the non-financial public sector are treated in the same way as liabilities with variable rates related to a domestic index, provided that any such financings adjusted by CER shall be assigned to the time band relating to the first month. The remaining assets shall be assigned on an individual basis or grouped by kind of financing (i.e., mortgage loans, loans secured with a pledge, personal loans, etc.), as determined by each entity.
Market risk
Minimum capital requirements for market risks are added to previous requirements. Minimum capital requirements are computed as a function of the market risk of financial entities’ portfolios, measured as their VaR. The regulation includes those assets traded on a regular basis in open markets and excludes those assets held at investment accounts, which must meet counterparty and interest rate risk minimum capital requirements.
There are five categories of assets. Domestic assets are divided into equity and public bonds/Central Bank’s debt instruments, the latter being classified in two categories according to whether their modified duration is less than or more than 2.5 years. Foreign equity and foreign bonds make up another two categories that are classified according to their duration as well, the latter also comprising two separate categories, defined as for domestic assets. The fifth category is comprised of foreign exchange positions, differentiated according to currency involved.
Overall capital requirements in relation to market risk are the sum of the five amounts of capital necessary to cover the risks arising from each category.
Market risk minimum capital requirements must be met daily. Information must be reported to the Central Bank on a monthly basis. As from May 2003, the U.S. dollar has been included as a foreign currency risk factor for the calculation of the market risk requirement, considering all assets and liabilities in that currency.
Bonds held in portfolio by banks that were originally subject to market risk requirements, which at present do not quote regularly, are not subject to these requirements. As long as the Central Bank does not publish the corresponding volatility, they must be treated as assets without quotation.
Temporary regulations
Minimum capital requirements for counterpart risk have been temporarily reduced (via “Alpha coefficient”) for non-financial public sector financing granted before May 31, 2003. Minimum capital requirements for interest rate risk have also been temporarily reduced (via “Alpha2 coefficient”). The reduction coefficients to be applied converge to the unit according to an established schedule. These allowances have been introduced in order to reduce the impact on minimum capital requirements of those components that: (i) showed the biggest growth as a consequence of the 2002 crisis and (ii) are not present in international standards.

Period	Alpha1 (applied to public sector financing)	Alpha2 (applied to interest rate risk)
January/December 2004	0.05	0.20
January/December 2005	0.15	0.40
January/December 2006	0.30	0.70
January/December 2007	0.50	1.00
January/December 2008	0.75	1.00
As from January 2009	1.00	1.00
The capitalization derived from the difference between the equivalent in pesos as if the judicial deposits were recorded in their original currency and the book value of those deposits in foreign currency that on January 5, 2002 were affected by Law No. 25,561 and Decree 214/02, was a deductible item for the computing of the Regulatory Capital, until June 2009.
Consequences of a failure to meet minimum capital requirements
In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 3171 provides the following:
(i)
non-compliance reported by the institutions: the institution must meet the required capital no later than in the second month after non-compliance was incurred or submit a restructuring plan within 30 calendar days following the last day of the month in which such non-compliance occurred.

In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including prohibition from opening branches in Argentina or in other countries, establishing representative offices abroad, or owning equity in foreign financial institutions, as well as a prohibition from paying cash dividends. Also, the Superintendency may appoint a delegate, who shall have the powers set forth by the Financial Institutions Law.

(ii)
non-compliance detected by the Superintendency: the institution must file its defense within 30 calendar days after being served notice by the Superintendency. If no defense is filed, or if the defense is disallowed, the non-compliance will be deemed to be final, and the procedure described in item (i) will apply.

Requirements applicable to dividend distribution
The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent.
By means of Communication “A” 5072, the Central Bank amended and restated its regulations regarding dividend distribution by financial institutions. According to such regulation, the Superintendency will review the ability of a bank to distribute dividends upon the bank’s request for its approval. The request must be filed within 30 business days prior to the shareholders’ meeting that will approve the institution’s annual financial statements. The Superintendency will authorize the distribution of dividends when none of the following circumstances are verified during the month preceding the request:
(i)	the financial institution is subject to a liquidation procedure or the mandatory transfer of assets by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;
(ii)	the institution is receiving financial assistance from the Central Bank;
(iii)	the institution is not in compliance or has failed to comply on a timely basis with its reporting obligations to the Central Bank; or
(iv)
the institution is not in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in pesos, foreign currency or securities issued by the public sector.

Any distribution of dividends will be authorized only to the extent the financial institution complies with the minimum capital and minimum cash requirements calculated considering the proposed distribution and any applicable adjustment established by the regulations in force.
Operational risk
The regulation on operational risk (“OR”) recognizes the management of OR as a comprehensive practice, separated from that of other risks given its importance. OR is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk.
Financial institutions must establish a system for the management of OR that includes policies, processes, procedures and the structure for their adequate management.
Seven OR event types are defined, according to internationally accepted criteria:
•	internal fraud;
•	external fraud;
•	employment practices and workplace safety;
•	clients, products and business practices;
•	damage to physical assets;
•	business disruption and system failures, and
•	execution, delivery and process management.
A solid system for risk management must have a clear assignment of responsibilities within the organization of financial entities. Thus, the regulation describes the roles of each level of the organization for the management of OR (such as the roles of the Board of Directors, senior management and the business units of the financial institution).

An “OR unit” is required, adjusted to the financial institutions’ size and sophistication and the nature and complexity of its products and processes, and the extent of the transaction. For small institutions, this unit may even consist of a single person. This unit may functionally respond to the senior management (or similar) or a functional level with risk management decision capacity that reports to that senior management.
An effective risk management will contribute to prevent future losses derived from operational events. Consequently, financial entities must manage the inherent OR in their products, activities, processes and systems. The OR management process comprises:
a) Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections done according to the business strategies defined by the financial institution. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, such as self-risk assessments, risk mapping and key risk indicators.
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
Minimum cash reserve requirements
The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions.
Minimum cash requirements are applicable to demand and time deposits and other liabilities arising from financial intermediation denominated in pesos, foreign currency, or government and corporate securities, and any unused balances of advances in checking accounts under formal agreements not containing any clauses that permit the bank to discretionally and unilaterally revoke the possibility of using such balances.
Minimum cash reserve obligations exclude amounts owed (i) to the Central Bank, (ii) to domestic financial institutions, (iii) to foreign banks (including their head offices, entities controlling domestic institutions and their branches), in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations and (vii) demand obligations for money orders and transfers from abroad pending settlement, to the extent they do not exceed a 72 business hour term as from their deposit.
The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, where available, the amount accruing upon the adjustment rate (CER) is applied.
The basis on which the minimum cash reserve requirement is calculated is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, except for the period ranging from December of a year to February of the next, period in which it shall be applied on a quarterly average. Such requirement shall be complied with on a separate basis for each currency in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement:

	Rate	Rate (%)
	(%)	(foreign
Item	(pesos)	currency)
1-Checking account deposits	19	—
2-Savings account, basic account, and free universal account	19	20
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Desempleo para los trabajadores de la Industria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	19	20
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES (Government Social Security Agency) pending collection and immobilized reserve funds for liabilities covered by these regulations	19	20
5-Unused balances of advances in checking accounts under executed overdraft agreements	19	—
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	—
7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12, 13 and 15 of this table:

(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365	—	2
(vi) More than 365 days	—	—
8-Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—	—
9-Securities (including Negotiable Obligations)
a- Debt issued from 01/01/02, including restructured liabilities
(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365 days	—	2
(vi) More than 365 days	—	—
b- Others	—	—
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	10
12- Deposits as assets of a mutual fund	19	20
13-Special deposits related to inflows of funds. Decree 616/2005	—	100
14-Deposits and other liabilities in pesos (excluding the “Unemployment Fund for Construction Industry Workers” (Fondo de Desempleo para los trabajadores de la Industria de la Construcción)) which return is higher than 15% of BADLAR rates average, corresponding to the preceding month	100	—
15-Time deposits in nominative, non-transferable peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up.	16	—
In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency for any given month shall be applied for an amount equal to the minimum cash requirement of the corresponding currency for such month.
The minimum cash reserve must be set up in the same currency to which the requirement applies, and eligible items include the following:
(i)	Cash (in treasury, cash in custody at other financial institutions and cash in transit and value carriers).
(ii)	Accounts maintained by financial institutions with the Central Bank in pesos.
(iii)	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.
(iv)	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions.
(v)	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.
(vi)	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.
(vii)
Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts — CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros — CRYL”) for public securities and securities issued by the Central Bank, at their market value.

These eligible items are subject to review by the Central Bank and may be changed in the future.
The Central Bank makes interest payments on reserve requirements up to the legal cash requirement level established for term transactions. Reserves in excess of that requirement will not be remunerated.
Compliance on public bonds and time deposits must be done with holdings marked to market and of the same type, only in terms of monthly status. Holdings must be deposited on special accounts at the Central Bank.
Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the month to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period.
The aggregate balances of the eligible items referred to from items (ii) to (vi) above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve, excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. Notwithstanding the foregoing, according to Central Bank Communication “A” 5152, as amended and supplemented by Communication “A” 5179 and Communication “A” 5182, this requirement is reduced to the 30% of the total required cash reserve from December 6, 2010 to April 30, 2011. As of the date of this report, the aforementioned term has not been renewed or updated.

The daily minimum required is 70% when a deficit occurs in the previous month.
Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in foreign currency are subject to a penalty equal to twice the private banks’ BADLAR rate for deposits in U.S. dollars or twice the 30-day US dollar LIBO rate for the last business day of the month (whichever is higher).
Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Argentine pesos are subject to a penalty equal to twice the private banks’ BADLAR rate for deposits in Argentine pesos for the last business day of the month.
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
Credit risk regulation
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
• five times the institution’s RPC for the previous month if operations involving local financial institutions are considered; or
• ten times the institution’s RPC, in the case of second tier financial institutions (i.e., financial institutions that only lend to other financial institutions and do not receive deposits from the general public), considering the loans to other domestic financial institutions.
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
Degree of risk: In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth. The basic margin may be increased by an additional 200%, provided such additional margin does not exceed 2.5% of the financial institution’s RPC and the increase is approved by the Board of Directors of the relevant financial institution.
Limits for affiliated individuals
Central Bank regulations regarding risk management determine certain limits to the transactions that financial institutions may carry out with parties related to them (whether individuals or corporate entities).
A person is “related” to a financial institution based on different criteria including whether the financial institution directly or indirectly controls, is controlled by, or is under common control with, such person; whether this person has a participation on the financial institution; whether the financial institution or the person that controls the financial institution and such person have or may have common directors to the extent such common directors represent a majority of the board in either the person or the financial institutions; or, exceptionally, whenever the Central Bank board of directors determines — pursuant to Superintendency proposal — that a person maintains a relationship with the financial entity (or its controlling person) that may result in monetary damages for the financial institution.
Control by one person of another is defined under such regulations as:
(i)	holding or controlling, directly or indirectly, 25% or more of the total voting stock of the other person;
(ii)	having held 50% or more of the total voting stock of the other person at the time of the last election of directors or managers;
(iii)
holding, directly or indirectly, any other kind of participation in the other person (even if it represents a participating interest below the above mentioned percentages) so as to be able to prevail in the institution’s decision making; or

(iv)	when the Central Bank board of directors — pursuant to a proposal from the Superintendency — determines that a person is exercising a controlling influence over the financial institution.
The transactions taken into account for the purpose of this title include, among others, capital stock holdings, loans and securities issued by a local financial institution or its foreign branches or any foreign financial institution controlled by the local financial institution.

The limits for transactions with affiliated individuals depend on the financial institution’s RPC and its CAMELBIG rating:
A. In case of local financial institutions with a 1 to 3 CAMELBIG rating:
(i) General:
(a)	Guaranteed operations: 10% of the RPC.
(b)	Non-guaranteed operations: 5% of the RPC.
(ii) Related financial institutions which transactions are subject to consolidation:

			Additional
Lender rating	Borrower rating	General	Tranche I (*)	Tranche II (**)	Tranche III (***)
1, 2 or 3	1	100%	25%	25%	—
	2	20%	25%	25%	55%
	3	10%	20%	20%	—
	4 or 5	10%	—	—	—
4 or 5	1 to 5	0%	—	—	—

(iii) Related companies that provide complementary services:

	Controlling financial		Additional
Complementary services	entity	General	Tranche I (***)	Tranche II	Tranche III
Stock exchange agent, financial assistance based on leasing and factoring, temporal adquisition of shares	1	100%	—	—	—
	2	10%	90%	—	—
	3	10%	—	—	—
	4 o 5	0%	—	—	—

	Controlling financial		Additional
Complementary services	entity	General	Tranche I (*)	Tranche II (**)	Tranche III (***)
Credit and debit card issuers or similar services	1	100%	25%	25%	—
	2	20%	25%	25%	55%
	3	10%	20%	20%	—
	4 o 5	0%	—	—	—

(*)	Subject to certain conditions.

(**)	Only for guaranteed financings that comply with the conditions for Tranche I.

(***)	Only for financings with an inicial term up to 180 days.
(iv) Related foreign banks:
(a)	rated “investment grade”: 10% of the RPC.
(b)	with a lower rating:
•	5% for unsecured transactions
•	10% for secured transactions
The aggregate amount of financial assistance provided to affiliated parties cannot exceed 20% of the institution’s RPC (except those provided to financial entities and complementary services corporations subject to consolidation).
B. In case of local financial institutions with a 4 to 5 CAMELBIG rating cannot grant financial assistance to related parties, except in case of financial assistance to (including participation in the share capital of): (a) foreign branches of local financial entities subject to consolidation; (b) foreign bank that controls local financial institutions or their branches in other countries; or (c) companies that provide “complementary services” and that are subject to consolidation.

Transactions not subject to the limits described above for all financial institutions include: (i) financial assistance to the foreign bank that controls the financial institution and to its foreign branches, provided under certain conditions are met, and (ii) financial assistance secured by preferred guarantees rated “A”. Additionally, the Superintendency may exceptionally grant especial or additional exclusions to this regime for particular cases.
According to Central Bank regulations, financial institutions are not allowed to refinance, extend or renew financial assistance granted to related parties with a credit rating that is not “normal” or whose notes are rated below “BB” by a local rating agency.
The following parties must provide a sworn statement as to whether they qualify as “affiliated parties” or whether they have a controlling influence on the financial institution if (a) their debt exceeds the lower of Ps. 1,000,000 or 2.5% of the RPC; or (b) they directly or indirectly hold 5% or more of the voting rights or capital stock of the financial institution.
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
Since January 2, 2003, there have been further modifications to the restrictions imposed by the Central Bank. See Item 10.D — “Additional Information”.
Foreign currency lending capacity
The Regulations on the allocation of deposits in foreign currencies establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods —including temporary imports of commodities- that increase or are related to the production of goods to be exported; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above; (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity; and (i) inter-financing loans (any inter-financing loans granted with such resources must be identified).
The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.
General exchange position
The general exchange position includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by OECD member governments with a sovereign debt rating not below “AA”), certificates of time deposits in foreign institutions (rated not less than “AA”) and correspondents’ debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days and correspondent balances for third-party transfers pending settlement. It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad.
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
In addition, forward transactions under master agreements entered within domestic self-regulated markets paid by settlement of the net amount without delivery of the underlying asset are also included. Deductible assets for determining RPC are excluded from the ratio.
Two ratios are considered in the Foreign Currency Net Global Position:
• Negative foreign currency net global position (liabilities exceeding assets): as from January 1, 2007 (Communications “A” 4577 and 4598) the limit is 15%, but it can be extended up to 15 p.p. provided the entity records at the same time: a) medium and long-term financing in pesos to non-financial private sector (mid and long-term financings are those exceeding 4 years, weighting capital maturity without considering CER) under certain conditions for an amount equivalent to the increase of said limit; and b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the negative foreign currency net global position.
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
The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal and/or interest, in order to determine, taking into account any loan security, whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer and housing loans include housing loans, consumer loans, credit-card financings and other types of installment credits to individuals. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.750,000 the repayment of which is linked to its projected cash flows are classified as commercial loans. Central Bank regulations allow financial institutions to apply the consumer and housing loan classification criteria to commercial loans of up to Ps.750,000, given with or without guarantees. If a customer has both kinds of loans (commercial and consumer and housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.
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

Commercial loans classification
The principal criterion to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria
In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special monitoring / Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.
Consumer and housing loans classification
The principal criterion applied to loans in the consumer and housing portfolio is the length of the period for which such loans remain overdue. Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

Minimum credit provisions
The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

	With Preferred	Without Preferred
Category	Guarantees	Guarantees
“In normal situation” and “Performing”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“Troubled” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable according to Central Bank Rules”	100%	100%
The Superintendency may require additional provisioning if it determines that the current level is inadequate.
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
Minimum frequency for classification review
Financial institutions are required to classify loans at least once a year in accordance with the Central Bank Rules. Nevertheless, a quarterly review is required for credits that amount to 5% or more of our RPC and mid-year review for credits that amount to the lower of: (i) Ps.1 million or (ii) the range between 1% and 5% of our RPC. In addition, financial institutions have to review the rating assigned to a debtor when another financial institution reduces the debtor classification in the “Credit Information Database” and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the “Credit Information Database” and the lower classification awarded by at least two other banks and total lending from such banks account for 40% or more of the total informed; if there is a greater discrepancy, the financial institution will be required to reclassify the debtor.
Allowances for loan losses
The allowance for loan losses is maintained in accordance with applicable regulatory requirements of the Central Bank. Increases in the allowance are based on the level of growth of the loan portfolio, as well as on the deterioration of the quality of existing loans, while decreases in the allowance are based on regulations requiring the write-off of non-performing loans classified as irrecoverable after a certain period of time and on decisions of the management to write off non-performing loans evidencing a very low probability of recovery.
Priority rights of depositors
Under Section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank, depositors have a general and absolute priority right to collect their claims over all other creditors, except claims secured by pledges or mortgages and certain employee liens. Additionally, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the branch that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant to Section 35 of the Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency for the amount in excess thereof, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce.
Mandatory deposit insurance system
Law No. 24,485 passed on April 12, 1995, as amended by Law No. 25,089 and Decrees No. 538/95 and No. 540/95, created a Deposit Insurance System, or “SSGD”, which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of Section 49 of the Financial Institutions Law, as mentioned above.
The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD”, managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, (Deposit Insurance Corporation, or “SEDESA”). According to Decree No. 1292/96, the shareholders of SEDESA are the Argentine government through the Central Bank and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank regulations. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication “A” 4271, dated December 30, 2004.
The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps. 120,000, as set forth by Central Bank Communication “A” 5170, dated January 11, 2011.
Effective payment on this guarantee will be made within 30 business days after revocation of the license of the financial institution in which the funds are held; such payment is subject to the exercise of the depositor’s priority rights described above.

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
Pursuant to Central Bank Communication “A” 4271, every financial institution is required to contribute to the FGD a monthly amount of 0.015% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank. Prompt contribution of such amounts is a condition precedent to the continuing operation of the financial institution. The first contribution was made on May 24, 1995. The Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions.
When the contributions to the FGD reach the greater of Ps.2.0 billion or 5.0% of the total deposits of the system, the Central Bank may suspend or reduce the monthly contributions, and reinstate them when the contributions subsequently fall below that level.
Capital markets
Commercial banks are authorized to subscribe for and sell shares and debt securities. At present, there are no statutory limitations as to the amount of securities for which a bank may undertake to subscribe. However, under Central Bank regulations, underwriting of debt securities by a bank would be treated as “financial assistance” and, accordingly, until the securities are sold to third parties, such underwriting would be subject to limitations.
In 1990, the Buenos Aires securities market authorized firms organized as brokerage houses, or sociedades de bolsa, to operate as brokers on the BCBA in addition to individual stockbrokers. There are currently no restrictions on ownership of a sociedad de bolsa by a commercial bank, and, in fact, most of the main commercial banks operating in Argentina have established their own sociedad de bolsa. All brokers, whether individuals or firms, are required to own at least one share of Mercado de Valores S.A. to be allowed to operate as brokers on the BCBA.
An agreement between the BCBA and representatives of the “Mercado Abierto Electronico S.A” (MAE) dealers provides that trading in shares and other equity securities will be conducted exclusively on the BCBA and that all debt securities listed on the BCBA may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.
Commercial banks may operate as both managers and custodians of Argentine fondos comunes de inversión, or mutual funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.
Financial institutions in economic difficulties
The Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels, in the judgment of the Central Bank adopted by members representing the majority of the board of directors, with impaired solvency or liquidity or in any of the other circumstances listed in Section 44 of the Financial Institutions Law, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a plan de regularización y saneamiento, or a restructuring plan. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.
Furthermore, the Central Bank’s charter authorizes the Central Bank Superintendency to fully or partially suspend, exclusively subject to the approval of the President of the Central Bank, the operations of a financial institution for a term of 30 days if the liquidity or solvency thereof are adversely affected. Such term could be renewed for up to 90 additional days, with the approval of the Central Bank’s board of directors. During such suspension term an automatic stay of claims, enforcement actions and precautionary measures is triggered, any commitment increasing the financial institution’s obligations shall be null and void, and debt acceleration and interest accrual shall be suspended.
If per the Central Bank’s criteria a financial institution is undergoing a situation which, under the Financial Institutions Law, would authorize the Central Bank to revoke its license to operate as such, the Central Bank may, before considering such revocation, order a restructuring plan that may consist on among others, the following measures:
•	adoption of list measures to capitalize or increase the capital of the financial institution;
•	revoke the approval granted to the shareholders of the financial institution to hold interests therein;

•	restructure and/or transfer assets and liabilities;
•	grant temporary exemptions to compliance with technical regulations and/or payment of charges and penalties arising from such flawed compliance; or
•	appoint a delegate or auditor (“interventor”) that may prospectively replace the board of directors of the financial institution.
Revocation of the license to operate as financial institution
The Central Bank may revoke the license to operate as a financial institution in case a restructuring plan has failed or is not deemed feasible, or violations of local laws and regulations have been incurred, or solvency or liquidity of the financial institution has been affected, or significant changes have occurred in the institution’s condition since the original authorization was granted, or if any decision by the financial institution’s legal or corporate authorities concerning its dissolution has been adopted, among other circumstances set forth in the Financial Institutions Law.
Once the license to operate as a financial institution has been revoked, the financial institution shall be liquidated.
Liquidation of financial institutions
As provided in the Financial Institutions Law, the Central Bank must notify the revocation decision to a competent court, which will then determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an independent liquidator appointed by the court for that purpose (judicial liquidation). The court’s decision will be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.
Bankruptcy of financial institutions
According to the Financial Institutions Law, financial institutions are not allowed to file their own bankruptcy petitions. In addition, the bankruptcy shall not be adjudged until the license to operate as financial institution has been revoked.
Once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy, or a petition in bankruptcy may be filed by the Central Bank or by any creditor of the bank, in this case after a period of 60 calendar days has elapsed since the license was revoked.
Once the bankruptcy of a financial institution has been adjudged, provisions of the Bankruptcy Law No. 24,522 and the Financial Institutions Law shall be applicable; provided however that in certain cases, specific provisions of the Financial Institutions Law shall supersede the provisions of the Bankruptcy Law (i.e. priority rights of depositors).
Money laundering
The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.
On April 13, 2000, the Argentine Congress passed Law No. 25,246 amended by Laws No. 26,087, 26,119 and 26,268 (the “Anti-Money Laundering Law”), which defines money laundering as a type of crime. In addition, the law, which supersedes several sections of the Argentine criminal code established severe penalties for anyone participating in any such criminal activity and created the UIF, establishing an administrative criminal system.
Money laundering is defined as a crime under Section 278 of the Argentine penal code, committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, stemming from a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps.50,000, whether such amount results from one or more transactions.
The main purpose of the Anti-Money Laundering Law is to prevent money laundering. In line with internationally accepted practice, it does not attribute responsibility for controlling these criminal transactions only to government agencies, but also assigns certain duties to diverse private sector entities such as banks, stockbrokers, brokerage houses and insurance companies. These duties consist basically in information-capturing functions.
In addition, Argentine financial institutions are required to report to the UIF any suspicious or unusual transaction, as well as any transaction that lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly.
Central Bank regulations require Argentine banks to take certain minimum precautions to prevent money laundering. Each institution must have an Anti-Money Laundering Committee, formed by a member of the board of directors, the officer responsible for Anti-Money Laundering matters (Oficial de Cumplimiento) and an upper-level officer regarding financial intermediation and/or foreign exchange matters (i.e., with sufficient experience and knowledge on such matters and decision-making responsibilities). Additionally, as mentioned, each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF .

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank and the UIF; in particular with Resolution No. 37/2011 of the UIF, dated February 8, 2011, which regulates Section 21 paragraphs (a) and (b) of Law 25,246 that provides for the gathering of information regarding suspicious operations and its report to the authorities as well as with the anti-money laundering regime set forth by the Central Bank (the most recent restatement of which dates as of December 23, 2010, by means of Communication “A” 5162) and, when acting as placement agents in public offerings of securities, applicable CNV regulations.
The Central Bank itself must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious or unusual transactions. In particular, the Central Bank must comply with recently enacted Resolution 12/2011, which, among other things, lists a few examples of what constitute “suspicious or unusual transactions”. The listed transactions must be particularly scrutinized by the Central Bank and include, among others, any transaction involving financial institutions, regular transactions involving securities (specially daily purchases and sales of the same amount of securities), capital contributions into financial institutions that have been paid-in in cash (or means other than bank transfers), and capital contributions by companies incorporated or domiciled in jurisdictions that do not allow for information relating to family relations of its shareholders, board members or members of its supervisory committee, Deposits or withdrawals in cash for unusual amounts by entities or individuals that normally use checks or other financial instruments and/or whose declared business does not correspond with the type or amount of the transaction; subsequent cash deposits for small amounts that, in the aggregate, add up to a relevant sum; a single client holding numerous accounts that, in the aggregate, hold relevant sums inconsistent with such client’s declared business; transfers of funds for amounts inconsistent with the client’s business or usual kind of transaction; accounts with several authorized signatories that hold no apparent relation (in particular when domiciled or acting off-shore or in tax havens); clients that unexpectedly cancel loans; frequent cash deposits or withdrawals for relevant amounts without commercial justification.
In addition, CNV rules provide that Argentine intermediaries of any kind, including placement agents in the issuance of securities, may only perform transactions made or ordered by persons incorporated, domiciled or residing in jurisdictions or territories not deemed “tax haven jurisdictions” as set forth in Argentine Decree No. 1,344/98. Also, in case the transaction is made or ordered by persons incorporated, domiciled or residing in jurisdictions or territories not deemed “tax haven jurisdictions”, but that are intermediaries registered with or in a self-regulated market subject to the control of an authority similar to the Argentine CNV, such transaction may only be performed in case the CNV has entered into a memorandum of understanding, cooperation and exchange of information with such foreign regulatory authority.
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
C. Organizational Structure
Subsidiaries
We have six subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Banco Privado, our recently acquired retail banking subsidiary (iii) Macro Bank Limited, our subsidiary in the Bahamas through which we provide primarily private banking services; (iv) Macro Securities S.A. Sociedad de Bolsa, which is a member of the BCBA, and through which we provide investment research, securities trading and custodial services to our customers; (v) Sud Inversiones & Análisis S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (vi) Macro Fondos S.G.F.C.I.S.A., an asset management subsidiary.

Banco Macro S.A.’s
direct and indirect equity interest
Subsidiary	Percentage of Capital Stock and possible votes

Banco del Tucumán S.A. (1)	89.932%
Banco Privado de Inversiones S.A. (1)	99.985%
Macro Bank Limited (2)(3)	99.999%
Macro Securities S.A. Sociedad de Bolsa (1)	99.921%
Sud Inversiones & Análisis S.A. (1)	98.605%
Macro Fondos S.G.F.C.I. S.A. (1)	99.936%

(1)	Country of residence: Argentina

(2)	Country of residence: Bahamas

(3)	Consolidates with Sud Asesores (ROU) S.A. (100% of capital stock and voting rights)

D. Property, plants and equipment
Property
We own 23,746 square meters of office space at Sarmiento 341-355, 401-447, 731-735 and Suipacha 555, in Buenos Aires, Argentina, where the headquarters for our management, accounting, administrative and investor relations personnel are located. As of December 31, 2010 our branch network consisted of 404 branches in Argentina, of which 189 are leased properties.
On November 17, 2010 we executed a purchase agreement with the Government of the City of Buenos Aires for the acquisition of the real property located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps. 110 million. The relevant conveyance deed was executed on February 22, 2011.
The Bank intends to build its new corporate offices on that site. Works are expected to begin in 2012, and the estimated completion term is four years. The new corporate tower will be designed taking full advantage of natural light, using materials that do not adversely affect the native forests and with an efficient use of the available energy. It will be built in compliance with the Leed International Sustainability Standards of the “US Green Building Council”.
The building will have an area of 35,500 square meters and the Bank estimates that its construction will require an investment of US $80.0 million, plus US $20.0 million in equipment and fixtures.
Selected Statistical Information
The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as item 5- “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 32 to the consolidated financial statements for the three years ended on December 31, 2010 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.
Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities
The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2008, 2009 and 2010.

	Years ended December 31,
	2008			2009			2010
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned/(Paid)	Rate	Balance	Earned/(Paid)	Rate	Balance	Earned/(Paid)	Rate
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (1)
Pesos	4,346,565	540,302	12.43%	5,124,739	785,628	15.33%	5,366,274	853,997	15.91%
Dollars	215,732	(5,785)	(2.68%)	486,811	420,898	86,46%	378,908	72,942	19.25%
Total	4,562,297	534,517	11.72%	5,611,550	1,206,526	21.50%	5,745,182	926,939	16.13%

Loans
Private and financial Sector
Pesos	8,552,950	1,786,608	20.89%	8,633,930	2,008,428	23.26%	10,589,164	2,256,182	21.31%
Dollars	1,821,403	143,916	7.90%	2,225,961	189,730	8.52%	2,062,237	113,549	5.51%
Total	10,374,353	1,930,524	18.61%	10,859,891	2,198,158	20.24%	12,651,401	2,369,731	18.73%

Public Sector
Pesos	755,364	38,058	5.04%	302,441	24,197	8.00%	289,576	118,618	40.96%
Total	755,364	38,058	5.04%	302,441	24,197	8.00%	289,576	118,618	40.96%

Deposits with the Central Bank
Pesos	1,677,710	9,386	0.56%	—	—	—	—	—	—
Dollars	598,344	4,998	0.84%	—	—	—	—	—	—
Total	2,276,054	14,384	0.63%	—	—	—	—	—	—

Other assets
Pesos	1,078,256	174,081	16.14%	1,075,212	194,537	18.09%	763,631	82,886	10.85%
Dollars	539,237	46,871	8.69%	1,118,378	87,515	7.83%	2,475,530	57,598	2.33%
Total	1,617,493	220,952	13.66%	2,193,590	282,052	12.86%	3,239,161	140,484	4.34%

	Years ended December 31,
	2008			2009			2010
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned/(Paid)	Rate	Balance	Earned/(Paid)	Rate	Balance	Earned/(Paid)	Rate
	(in thousands of pesos, except percentages)
Total interest-earning assets
Pesos	16,410,845	2,548,435	15.53%	15,136,322	3,012,790	19.90%	17,008,645	3,311,683	19.47%
Dollars	3,174,716	190,000	5.98%	3,831,150	698,143	18.22%	4,916,675	244,089	4.96%
Total	19,585,561	2,738,435	13.98%	18,967,472	3,710,933	19.56%	21,925,320	3,555,772	16.22%

Non interest-earning assets
Cash and due from banks
Pesos	539,344			687,021			996,459
Dollars	286,879			513,818			617,398
Euros	8,589			11,312			25,449
Other	1,405			1,045			1,697
Total	836,217			1,213,196			1,641,003

Investments in other companies
Pesos	16,911			9,755			9,295
Dollars	1,275			1,015			1,170
Total	18,186			10,770			10,465

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	801,674			763,325			798,390
Total	801,674			763,325			798,390

Allowance for loan losses
Pesos	(203,344)			(367,163)			(368,458)
Dollars	(39,776)			(59,278)			(60,874)
Total	(243,120)			(426,441)			(429,332)

Other assets
Pesos	578,682			1,942,877			2,440,742
Dollars	288,686			1,492,830			1,625,358
Euros	66			38			66,344
Total	867,434			3,435,745			4,132,444

Total non interest-earning assets
Pesos	1,733,267			3,035,815			3,876,428
Dollars	537,064			1,948,385			2,183,052
Euros	8,655			11,350			91,793
Other	1,405			1,045			1,697
Total	2,280,391			4,996,595			6,152,970

TOTAL ASSETS
Pesos	18,144,112			18,172,137			20,885,073
Dollars	3,711,780			5,779,535			7,099,727
Euros	8,655			11,350			91,793
Other	1,405			1,045			1,697
Total	21,865,952			23,964,067			28,078,290

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,822,961	29,508	1.05%	2,842,075	31,500	1.11%	2,969,340	22,594	0.76%
Dollars	451,892	2,734	0.61%	863,593	2,017	0.23%	908,486	1,118	0.12%
Total	3,274,853	32,242	0.98%	3,705,668	33,517	0.90%	3,877,826	23,712	0.61%

Time deposits
Pesos	6,556,086	873,787	13.33%	7,446,052	1,079,924	14.50%	8,944,481	929,682	10.39%
Dollars	1,717,511	63,970	3.72%	2,648,975	68,260	2.58%	2,646,095	26,803	1.01%
Total	8,273,597	937,757	11.33%	10,095,027	1,148,184	11.37%	11,590,576	956,485	8.25%

Borrowing from the Central Bank
Pesos	330,532	33,713	10.20%	31,942	1,856	5,81%	—	—	0.00%
Total	330,532	33,713	10.20%	31,942	1,856	5.81%	—	—	0.00%

	Years ended December 31,
	2008			2009			2010
			Average			Average			Average
	Average	Interest	Nominal	Average	Interest	Nominal	Average	Interest	Nominal
	Balance	Earned/(Paid)	Rate	Balance	Earned/(Paid)	Rate	Balance	Earned/(Paid)	Rate
	(in thousands of pesos, except percentages)
Borrowings from other financial institutions
Pesos	121,897	11,847	9.72%	99,791	9,269	9.29%	139,226	15,888	11.41%
Dollars	287,667	19,539	6.79%	217,477	17,190	7.90%	50,060	1,837	3.67%
Total	409,564	31,386	7.66%	317,268	26,459	8.34%	189,286	17,725	9.36%

Corporate Bonds
Pesos	309,263	34,055	11.01%	238,250	25,631	10.76%	197,392	21,236	10.76%
Dollars	915,000	83,911	9.17%	965,017	89,439	9.27%	1,003,112	92,843	9.26%
Total	1,224,263	117,966	9.64%	1,203,267	115,070	9.56%	1,200,504	114,079	9.50%

Other liabilities
Pesos	450,926	29,528	6.55%	72,774	2,911	4.00%	—	—	0.00%
Dollars	31,530	3,183	10.10%	—	—	0.00%	—	—	0.00%
Total	482,456	32,711	6.78%	72,774	2,911	4.00%	—	—	0.00%

Total Interest-bearing liabilities
Pesos	10,591,665	1,012,438	9.56%	10,730,884	1,151,091	10.73%	12,250,439	989,400	8.08%
Dollars	3,403,600	173,337	5.09%	4,695,062	176,906	3.77%	4,607,753	122,601	2.66%
Total	13,995,265	1,185,775	8.47%	15,425,946	1,327,997	8.61%	16,858,192	1,112,001	6.60%

Non-interest bearing liabilities and Shareholders’ equity
Demand deposits
Pesos	3,665,895			3,930,465			5,606,430
Dollars	8,059			17,092			213,440
Total	3,673,954			3,947,557			5,819,870

Other liabilities
Pesos	906,424			1,041,313			1,113,739
Dollars	490,452			464,579			452,516
Euros	6,916			10,944			76,209
Other	75			61			294
Total	1,403,867			1,516,897			1,642,758

Minority Interest
Pesos	14,294			17,931			24,289
Total	14,294			17,931			24,289

Shareholders’ equity
Pesos	2,778,572			3,055,736			3,733,181
Total	2,778,572			3,055,736			3,733,181

Total non—interest bearing liabilities and shareholders’ equity
Pesos	7,365,185			8,045,445			10,477,639
Dollars	498,511			481,671			665,956
Euros	6,916			10,944			76,209
Other	75			61			294
Total	7,870,687			8,538,121			11,220,098

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	17,956,850			18,776,329			22,728,078
Dollars	3,902,111			5,176,733			5,273,709
Euros	6,916			10,944			76,209
Other	75			61			294
Total	21,865,952			23,964,067			28,078,290

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007; for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008; and for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009.

	December 2008/December 2007			December 2009/December 2008			December 2010/December 2009
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets

Government securities
Pesos	52,542	66,283	118,825	119,295	126,031	245,326	38,438	29,931	68,369
Dollars	(929)	(20,454)	(21,383)	234,376	192,307	426,683	(20,772)	(327,184)	(347,956)

Total	51,613	45,829	97,442	353,671	318,338	672,009	17,666	(297,253)	(279,587)

Loans
Private and financial sector
Pesos	499,276	245,687	744,963	18,838	202,982	221,820	416,592	(168,838)	247,754
Dollars	46,822	18,279	65,101	34,483	11,331	45,814	(9,015)	(67,166)	(76,181)

Total	546,098	263,966	810,064	53,321	214,313	267,634	407,577	(236,004)	171,573

Public sector
Pesos	(635)	(12,882)	(13,517)	(36,236)	22,375	(13,861)	(5,270)	99,691	94,421
Dollars

Total	(635)	(12,882)	(13,517)	(36,236)	22,375	(13,861)	(5,270)	99,691	94,421

Deposits with the Central Bank
Pesos	1,678	(3,200)	(1,522)	—	(9,386)	(9,386)	—	—	—
Dollars	247	(2,723)	(2,476)	—	(4,998)	(4,998)	—	—	—

Total	1,925	(5,923)	(3,998)	—	(14,384)	(14,384)	—	—	—

Other assets
Pesos	(34,064)	70,104	36,040	(551)	21,007	20,456	(33,820)	(77,831)	(111,651)
Dollars	10,615	12,593	23,208	45,319	(4,675)	40,644	31,577	(61,494)	(29,917)

Total	(23,449)	82,697	59,248	44,768	16,332	61,100	(2,243)	(139,325)	(141,568)

Total interest-earning assets
Pesos	518,797	365,992	884,789	101,346	363,009	464,355	415,940	(117,047)	298,893
Dollars	56,755	7,695	64,450	314,178	193,965	508,143	1,790	(455,844)	(454,054)
Total	575,552	373,687	949,239	415,524	556,974	972,498	417,730	(572,891)	(155,161)

LIABILITIES
Interest-bearing liabilities

Savings accounts
Pesos	3,513	(1,318)	2,195	212	1,780	1,992	968	(9,874)	(8,906)
Dollars	442	(778)	(336)	962	(1,679)	(717)	55	(954)	(899)

Total	3,955	(2,096)	1,859	1,174	101	1,275	1,023	(10,828)	(9,805)

Time deposits
Pesos	262,038	189,926	451,964	129,075	77,062	206,137	155,745	(305,987)	(150,242)
Dollars	10,417	5,630	16,047	24,002	(19,712)	4,290	(29)	(41,428)	(41,457)

Total	272,455	195,556	468,011	153,077	57,350	210,427	155,716	(347,415)	(191,699)

Borrowings from the Central Bank
Pesos	(4,044)	413	(3,631)	(17,350)	(14,507)	(31,857)	—	(1,856)	(1,856)
Dollars	—	—	—				—	—	—

Total	(4,044)	413	(3,631)	(17,350)	(14,507)	(31,857)	—	(1,856)	(1,856)

Borrowings from other financial institutions
Pesos	(9,908)	1,361	(8,547)	(2.053)	(525)	(2,578)	4,500	2,119	6,619
Dollars	5,801	(229)	5,572	(5,548)	3,199	(2,349)	(6,144)	(9,209)	(15,353)

Total	(4,107)	1,132	(2,975)	(7,601)	2,674	(4,927)	(1,644)	(7,090)	(8,734)

Corporate Bonds
Pesos	14,443	530	14,973	(7,640)	(784)	(8,424)	(4,396)	1	(4,395)
Dollars	(280)	(2,253)	(2,533)	4,636	892	5,528	3,526	(122)	3,404

Total	14,163	(1,723)	12,440	(3,004)	108	(2,896)	(870)	(121)	(991)

Other liabilities
Pesos	2,492	5,940	8,432	(15,126)	(11,491)	(26,617)	—	(2,911)	(2,911)
Dollars	(18,757)	19,470	713		(3,183)	(3,183)	—	—	—

Total	(16,265)	25,410	9,145	(15,126)	(14,674)	(29,800)	—	(2,911)	(2,911)

Total interest-bearing liabilities
Pesos	268,534	196,852	465,386	87,118	51,535	138,653	156,817	(318,508)	(161,691)
Dollars	(2,377)	21,840	19,463	24,052	(20,483)	3,569	(2,592)	(51,713)	(54,305)

Total	266,157	218,692	484,849	111,170	31,052	142,222	154,225	(370,221)	(215,996)

Interest-earning assets: net interest margin and spread
The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2008	2009	2010
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	16,410,845	15,136,322	17,008,645
Dollars	3,174,716	3,831,150	4,916,675
Total	19,585,561	18,967,472	21,925,320
Net interest income (1)
Pesos	1,535,997	1,861,699	2,322,283
Dollars	16,663	521,237	121,488
Total	1,552,660	2,382,936	2,443,771
Net interest margin (2)
Pesos	9.36%	12.30%	13.65%
Dollars	0.52%	13.61%	2.47%
Weighted average rate	7.93%	12.56%	11.15%
Yield spread nominal basis (3)
Pesos	5.97%	9.18%	11.39%
Dollars	0.90%	14.45%	2.30%
Weighted average rate	5.51%	10.96%	9.62%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities and from foreign exchange transactions are included in interest.

(2)	Net interest income (including income from government and private securities and from foreign exchange transactions) divided by average interest-earning assets.

(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.
Investment portfolio: government and private securities
We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2008, 2009 and 2010. Securities are stated before deduction of allowances.

	As of December 31,
	2008	2009	2010
	(in thousands of pesos)
Government Securities
In Pesos:
Holdings in Special Investment Accounts
Federal Government bonds at 2% — Maturity 2014	3,582	222,169	—
Federal Government bonds at Badlar + 2.75% — Maturity 2014	—	191,384	—
Secured bonds Decree No. 1,579/02 at 2% — Maturity 2018	23,769	178,979	—
Discount bonds at 5.83% — Maturity 2033	22,201	18,207	—
Consolidation bonds at 2% — Sixth series — Maturity 2024	4,122	5,350	—
Consolidation bonds of social security payables at 2% — Maturity 2010 and 2014	83,847	—	—

Subtotal Holdings in Special Investment Accounts	137,521	616,089	—

Holdings for Trading or Financial Intermediation
Federal Government bonds at Badlar +2.75% —Maturity 2014	—	1,464	200,925
Secured bonds Decree. 1,579/02 at 2% Maturity 2018	652	1,433	40,988
Consolidation bonds of social security payables at 2% — Maturity: 2014	1,324	7,525	7,029
Discount bonds at 5.83% — Maturity 2033	5,697	9,752	6,956
Federal Government bonds at 2% — Maturity 2014	—	6,579	3,674
Federal Government bonds at 10.50% — Maturity 2012	—	189	1,059
Federal Government bonds at Badlar + 3% — Maturity 2015	—	1,064	901
Consolidation bonds at 2% — Sixt Series — Maturity 2024	12	382	645
Par bonds at variable rate — Maturity 2038	181	261	519

	As of December 31,
	2008	2009	2010
	(in thousands of pesos)
GDP — Related securities — Maturity 2035	96	325	54
Others	10,827	943	279

Subtotal Holdings for Trading or Intermediation	18,789	29,917	263,029

Unlisted Government Securities
Province of Buenos Aires treasury bills at 168 days — Maturity: 2011	—	—	50,084
Province of Buenos Aires treasury bills at 84 days — Maturity 2011	—	—	49,575
Federal Government bonds at Badlar + 3.50% —Maturity 2013	51,864	44,541	46,350
Federal Government bonds at variable rate —Maturity 2013	10,385	9,738	7,523
Province of Tucuman bonds at 2% — Maturity: 2018	2,290	1,984	1,565
Others	—	206	3

Subtotal Unlisted Government Securities	64,539	56,469	155,100

Instruments Issued by Central Bank
Listed Central Bank bills and notes (Lebacs/Nobacs)	772,496	264,485	681,949
Unlisted Central Bank bills and notes (Lebacs/Nobacs)	2,640,452	4,371,284	3,167,344

Subtotal Instruments Issued by Central Bank	3,412,948	4,635,769	3,849,293

Securities under repurchase agreement

Unlisted Central Bank bills and notes (Lebacs/Nobacs)	425,963	14,652	148,959
Consolidation bonds at 2% — Sixth series — Maturity 2024	—	—	18,518
Listed Central Bank bills and notes (Lebacs/Nobacs)	—	—	7,514
Discount bonds denominated at 5.83% — Maturity 2033	203,580	—	4,797
Federal Government bonds at Badlar + 2.75% — Maturity 2014	—	—	990
GDP — Related Securities — Maturity 2035	—	—	149

Subtotal Securities under repurchase agreement	629,543	14,652	180,927

Total Government Securities in pesos	4,263,340	5,352,896	4,448,349

In Foreign Currency:
Holdings in Special Investment Accounts
Federal Government bonds at 7% — Maturity 2015	49,590	38,881	—
Federal Government bonds at Libor — Maturity 2012	235,546	1,784	—
Federal Government bonds at Libor— Maturity 2013	564	562	—
Par bonds at variable rate — Maturity 2038 (governed by Argentina legislation)	1,450	1,594	—
Par bonds at variable rate — Maturity 2038 (Governed by New York State legislation)	382	461	—
Federal Government bonds at 7% — Maturity 2017	23,252	—	—

Subtotal Holdings in Special Investment Accounts	310,784	43,282	—

Holding for Trading or Financial Intermediation
Treasury Bills — Maturity: 2011	—	—	198,790
Federal Government bonds al Libor — Maturity 2012	96,415	52,874	42,466
Federal Government bonds at 7% — Maturity 2015	9,627	1,544	1,640
Federal government bonds at Libor — Maturity 2013	2,304	345	1,113
Federal Government bonds at 7% — Maturity 2017	1,633	—	1,026
Treasury Bills — Maturity 2010	—	379,666	—
Others	12,119	505	64

Subtotal Holding for Trading or Intermediation	122,098	434,934	245,099

Unlisted Government Securities
Province of Córdoba Debt Securities at 12%— Maturity 2017	—	19,160	17,498
Province of Tucuman bonds at Libor — Maturity 2015	5,419	3,820	2,455

Subtotal Unlisted Government Securities	5,419	22,980	19,953

Securities under repurchase agreement

Federal Government bonds at 7% — Maturity 2013	—	—	2,299,088
Federal Government bonds at 7% — Maturity 2017	—	1,046,220	—

Subtotal Securities under repurchase agreement	—	1,046,220	2,299,088

Total Government Securities in foreign currency	438,301	1,547,416	2,564,140

Total Government Securities	4,701,641	6,900,312	7,012,489

Investments in Listed Private Securities
In Pesos:
Mutual Funds	5,544	31,469	19,886
Shares	378	—	—
Others	1	1	—

	As of December 31,
	2008	2009	2010
	(in thousands of pesos)
In Foreign Currency:
Corporate Bonds	63,629	43,047	—
Mutual Funds	8,133	6,359	9,553
Shares	—	—	17,588

Subtotal Investments in Listed Private Securities	77,685	80,876	47,027

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (1)	304,660	343,070	247,341
Debt Securities in Financial Trusts	185,381	123,862	148,226
Corporate Bonds (2) (3)	22,390	9,099	6,194
In Foreign Currency:
Certificates of Participation in Financial Trusts (1)	33,149	47,094	104,342
Debt Securities in Financial Trust	41,766	82,925	112,233
Corporate Bonds (2) (3)	60,104	71,647	273,112

Subtotal Investments in Unlisted Private Securities	647,450	677,697	891,448

Total Government and Private Securities	5,426,776	7,658,885	7,950,964

(1)	The Bank booked allowances for impairment in value amounting to Ps.231,184 thousand, Ps.224,193 thousand and Ps.223,893 thousand as of December 31, 2010, 2009 and 2008, respectively.

(2)	The Bank booked allowances for impairment in value amounting to Ps.3,003 thousand, Ps.1,017 thousand and Ps.4,637 thousand as of December 31, 2010, 2009 and 2008, respectively.

(3)	Includes Repurchased Corporate Bonds for Ps. 9,051 thousand and US $20,054 thousand as of December 31, 2008.
Remaining maturity of government and private securities
The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2010 in accordance with issuance terms (before allowances).

	Maturing[1]
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
In Pesos:
Holdings for Trading or Financial Intermediation
Federal Government bonds at Badlar Private+2.75% — Maturity 2014	—	200,925	—	—	—	200,925
Secured Bonds Decree 1,579/02 at 2% — Maturity 2018	4,216	21,759	15,013	—	—	40,988
Consolidation bonds at 2%. Sixth Series — Maturity 2024		112	322	211	—	645
Discount bonds at 5.83% — Maturity 2033	—	—	—	6,956	—	6,956
Consolidation bonds of social security payables at 2% — Maturity 2014	2,054	4,975	—	—	—	7,029
Federal Government bonds at 2% — Maturity 2014	919	2,755	—	—	—	3,674
Federal Government bonds at 10.50% — Maturity 2012	—	1,059	—	—	—	1,059
Federal Government bonds at Badlar +3% — Maturity 2015	—	901	—	—	—	901
Par bonds at variable rate — Maturity 2038	—	—	—	519	—	519
GDP — Related Securities — Maturity 2035	—	—	—	54	—	54
Others	37	145	—	97	—	279

Unlisted Government Securities						—
Province of Buenos Aires treasury bills at 168 days — Maturity: 2011	50,084	—	—	—	—	50,084
Province of Buenos Aires treasury bills at 84 days — Maturity 2011	49,575	—	—	—	—	49,575
Federal Government bonds at Badlar +3.50% — Maturity 2013	—	46,350				46,350
Federal Government bonds at variable rate- Maturity 2013	2,508	5,015	—	—	—	7,523
Province of Tucuman bonds at 2% — Maturity: 2018	161	831	573	—	—	1,565
Others	—	—	—	—	3	3

Instruments issued by Central Bank (1)
Listed Central Bank bills and notes (Lebacs/Nobacs)	681,949	—	—	—	—	681,949
Unlisted Central Bank bills and notes (Lebacs/Nobacs)	3,167,344	—	—	—	—	3,167,344

	Maturing[1]
		After	After
		1 year	5 years
	Within	but within	but within	After 10	Without
	1 year	5 years	10 years	years	due date	Total
	Book value (in thousands of pesos)
Securities under repurchase agreement

Unlisted Central Bank bills and notes (Lebacs/Nobacs)	148,959	—	—	—	—	148,959
Consolidation bonds at 2% — Sixth series — Maturity 2024	18,518	—	—	—	—	18,518
Listed Central Bank bills and notes (Lebacs/Nobacs)	7,514	—	—	—	—	7,514
Discount bonds at 5.83% — Maturity 2033	4,797	—	—	—	—	4,797
Federal Government bonds at Badlar + 2.75% — Maturity 2014	990	—	—	—	—	990
GDP — Related Securities — Maturity 2035	149	—	—	—	—	149

Total Government Securities in pesos	4,139,774	284,827	15,908	7,837	3	4,448,349

In Foreign Currency:
Holding for Trading or Financial Intermediation
Treasury bills- Maturity: 2011	198,790	—	—	—	—	198,790
Federal Government bonds at Libor — Maturity 2012	21,233	21,233			—	42,466
Federal Government bonds at 7% — Maturity 2015	—	1,640	—	—	—	1,640
Federal Government bonds at Libor — Maturity 2013	371	742	—	—	—	1,113
Federal Government bonds at 7% — Maturity 2017	—	—	1,026	—	—	1,026
Others	10	1	32	21	—	64

Unlisted Government Securities
Province of Córdoba Debt Securities at 12% — Maturity 2017	2,500	9,999	4,999	—	—	17,498
Province of Tucuman at Libor- Maturity 2015	491	1,964	—	—	—	2,455

Securities under repurchase agreement

Federal Government bonds at 7% — Maturity 2013	2,299,088	—	—	—	—	2,299,088

Total Government Securities in foreign currency	2,522,483	35,579	6,057	21	—	2,564,140
Total Government Securities	6,662,257	320,406	21,965	7,858	3	7,012,489

Private Securities

Investment in Listed Private Sector
In pesos:
Mutual Funds	19,732	154		—	—	19,886

In Foreign Currency
Mutual Funds	9,553	—	—	—	—	9,553
Shares	—	—	—	—	17,588	17,588

Investments in Unlisted Private Securities
In Pesos:
Certificates of participation in financial Trusts (2)	4,395	10,008	—	8,851	224,087	247,341
Debt Securities in Financial Trust	66,243	80,671	1,312	—	—	148,226
Corporate Bonds (3)	3,996	2,007	—	—	191	6,194
In foreign currency:
Certificates of participation in financial Trusts (2)	—	104,342	—	—	—	104,342
Debt Securities in Financial Trust	88,596	10,805	12,832	—	—	112,233
Corporate Bonds (3)	3,348	222,531	47,233	—	—	273,112

Total Private Securities	195,863	430,518	61,377	8,851	241,866	938,475

(1)
As of December 31, 2010, “Instruments Issued by the Central Bank” included Ps. 1,420,605 thousand to fall due in 30 days, Ps. 554,462 thousand to fall due in 60 days, Ps. 238,098 thousand to fall due in 90 days, Ps. 1,332,692 thousand to fall due in 120 days and Ps 303,436 thousand to fall in 180 days

(2)	The Bank booked allowances for impairment in value amounting toPs. 231,184 thousand as of December 31, 2010.

(3)	The Bank booked allowances for impairment in value amounting to Ps.3,003 thousand as of December 31, 2010.

Loan portfolio
The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2006, 2007, 2008, 2009 and 2010.

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands of pesos)
To the non-financial government sector	774,273	732,481	744,507	206,484	336,430
To the financial sector (1)	436,930	161,702	80,423	90,916	155,701
To the non-financial private sector and foreign residents
Overdrafts (2)	1,029,679	1,375,075	1,556,433	1,436,292	2,032,986
Documents (3)	618,739	1,213,669	1,348,585	1,412,551	1,805,226
Mortgages loans	426,138	619,781	738,592	746,762	902,734
Pledged loans (4)	300,949	347,989	339,895	262,508	347,321
Consumer loans (5)	1,928,977	3,929,579	4,675,543	4,956,690	7,355,625
Other loans	1,131,315	1,718,978	2,071,927	2,271,756	3,302,223
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	101,744	153,902	195,026	182,168	216,888
Less: Unposted payments	(139)	(69)	(29)	(29)	—
Less: Unearned discounts	(12,919)	(23,248)	(32,596)	(21,246)	(30,121)
Less: Allowances	(208,581)	(220,422)	(438,348)	(448,045)	(514,910)
Total Loans	6,527,105	10,009,417	11,279,958	11,096,807	15,910,103

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.

(2)	Includes overdraft lines of credit resulting from checking accounts.

(3)
Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.

(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligator is part of the non-financial private sector.

(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.
Maturity composition of the loan portfolio
The following table analyzes our loan portfolio as of December 31, 2010 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
			After
			1 Year but
	Amount as of	Within	Within	After
	December 31, 2010	1 Year	5 Years	5 Years
	(in thousands of pesos, except percentages)
To the non-financial government sector	336,430	42,895	15,671	277,864
To the financial sector (1)	155,701	149,765	5,936	—

To the non-financial private sector and foreign residents
Overdrafts (2)	2,072,052	2,072,043	9	—
Documents (3)	1,802,007	1,783,554	18,216	237
Mortgages loans	923,867	250,962	490,040	182,865
Pledged loans (4)	357,153	166,424	190,729	—
Consumer loans (5)	7,418,790	3,418,973	3,764,875	234,942
Other loans	3,359,013	2,734,426	550,597	73,990
Total Loans	16,425,013	10,619,042	5,036,073	769,898
Percentage of total loan portfolio	100%	64%	31%	5%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.

(2)	Includes overdrafts lines of credit resulting from checking accounts.

(3)
Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.

(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non- financial private sector.

(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.
Loans—portfolio classification
The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

					As of December 31,
Loan Portfolio	2006		2007		2008		2009		2010
	(in thousands of pesos, except percentages)
Categories
1 — In normal situation/ Performing	6,550,389	97.25%	9,927,876	97.05%	11,292,176	96.36%	10,963,274	94.96%	15,946,416	97.09%
2 — Subject to special monitoring —in observation- in negotiation or with rollover agreement/ Low risk	50,077	0.74%	143,128	1.40%	117,023	1.00%	206,477	1.79%	132,797	0.81%
3 — Troubled/Medium risk	45,603	0.68%	52,059	0.51%	86,288	0.74%	130,649	1.13%	73,403	0.45%
4 — With high risk of insolvency/ High risk	34,503	0.51%	62,856	0.61%	172,950	1.48%	188,058	1.63%	161,072	0.98%
5 — Irrecoverable	51,086	0.76%	36,526	0.36%	48,434	0.41%	55,996	0.49%	110,914	0.67%
6 — Irrecoverable according to Central Bank’s Rules	4,028	0.06%	7,394	0.07%	1,435	0.01%	398	0.00%	411	0.00%
Total Loans	6,735,686	100.00%	10,229,839	100.00%	11,718,306	100.00%	11,544,852	100.00%	16,425,013	100.00%

For the explanation of each category please see “Argentine Banking Regulation — Debt classification and loan loss provisions”.
Non-performing Loans
The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2006	2007	2008	2009	2010
	(in thousands of pesos)

With preferred guarantees	44,563	27,657	31,627	42,904	43,221
Unsecured	90,657	131,178	277,480	332,197	302,579
Total non-performing loans	135,220	158,835	309,107	375,101	345,800
For additional information on non-accrual loans and past due loans please see note 32.4.d) to our audited consolidated financial statement for the year ended December 31, 2010.
Analysis of the allowance for loan losses
The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2006, 2007, 2008, 2009 and 2010:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of pesos)
Balance at the beginning of the year	247,532	208,581	220,422	438,348	448,045
Provisions for loan losses	102,538 (2)	93,498	314,532	187,648	254,010 (3)
Charge off (1)	(141,489)	(81,657)	(96,606)	(177,951)	(187,145)
Overdrafts	(31,584)	(13,889)	(9,314)	(32,519)	(14,857)
Personal loans	(4,411)	(10,929)	(47,527)	(99,192)	(98,305)
Credit Cards	(2,184)	(5,751)	(12,134)	(16,892)	(35,756)
Mortgage loans	(25,825)	(8,071)	(5,087)	(5,096)	(4,337)
Pledged loans	(4,323)	(674)	(2,686)	(1,341)	(911)
Documents	(39,974)	(6,931)	(5,296)	(14,171)	(7,523)
Other	(33,188)	(35,412)	(14,562)	(8,740)	(25,456)
Balance at the end of year	208,581	220,422	438,348	448,045	514,910
Charge-off/average loans (1)	2.72%	1.18%	0.87%	1.59%	1.45%

(1)	Charge-off includes reversals.

(2)	Includes Ps. 13,933 thousand and Ps. 28,443 thousand for the incorporation of Banco del Tucumán and Nuevo Banco Bisel respectively.

(3)	Includes Ps. 15,066 thousand for the incorporations of Banco Privado.
Under Central Bank Rules, non-performing loans must be charged-off when their recovery is considered unlikely, within seven months after such loans were classified as “irrecoverable without preferred guaranties” and fully provisioned. Pursuant to the current regulations, we charge-off non-performing loans on the next month following the date on which such circumstances are verified. Such debts are registered in off-balance accounts.
Allocation of the allowances for loan losses
The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010.

	As of December 31,
	2006		2007		2008		2009		2010
	(in thousands of pesos, except percentages)
Overdrafts	24,987	11.98%	25,510	11.57%	64,107	14.62%	37,242	8.31%	37,757	7.33%
Documents	20,326	9.75%	23,215	10.53%	42,003	9.58%	32,825	7.33%	31,403	6.10%
Mortgage loans	22,640	10.86%	20,210	9.17%	26,378	6.02%	24,422	5.45%	24,016	4.66%
Pledged loans	8,433	4.04%	8,608	3.91%	9,512	2.17%	9,664	2.16%	10,971	2.13%
Personal loans	40,364	19.35%	70,375	31.93%	174,398	39.79%	195,643	43.67%	215,530	41.86%
Credit cards	12,752	6.11%	17,658	8.01%	34,281	7.82%	33,915	7.57%	53,751	10.44%
Other loans	79,079	37.91%	54,846	24.88%	87,669	20.00%	114,334	25.52%	141,482	27.48%
TOTAL	208,581	100.00%	220,422	100.00%	438,348	100.00%	448,045	100.00%	514,910	100.00%

Loans by economic activities
The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31,2006, 2007, 2008, 2009 and 2010.

	As of December 31,
	2006		2007		2008		2009		2010
	(in thousands of pesos, except percentages)
		% of		% of		% of		% of		% of
	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Retail Loans	1,719,736	25.53%	3,410,359	33.34%	4,023,725	34.34%	4,403,933	38.15%	6,512,629	39.65%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	650,405	9.66%	1,050,102	10.27%	1,538,027	13.12%	1,910,164	16.55%	2,286,297	13.92%

Construction	320,484	4.76%	411,725	4.02%	563,526	4.81%	1,112,702	9.64%	1,009,744	6.15%

Other services	474,325	7.04%	970,585	9.49%	852,658	7.28%	858,936	7.44%	1,281,916	7.80%
Retail and consumer products	550,359	8.17%	703,063	6.87%	831,741	7.10%	747,897	6.48%	1,140,019	6.94%
Foodstuff and beverages	537,905	7.99%	700,917	6.85%	521,849	4.45%	637,814	5.52%	917,874	5.59%

Financial Services	593,423	8.81%	408,002	3.99%	289,450	2.47%	290,331	2.51%	387,074	2.36%
Governmental services	844,814	12.54%	861,852	8.42%	886,749	7.57%	258,784	2.24%	418,026	2.55%

Real estate, business and leases	39,087	0.58%	59,512	0.58%	267,604	2.28%	236,555	2.05%	357,865	2.18%
Transportation, storage and communications	195,094	2.90%	181,646	1.78%	263,999	2.25%	190,796	1.65%	488,356	2.97%

Manufacturing and wholesales	147,127	2.18%	166,169	1.62%	283,555	2.42%	140,620	1.22%	302,927	1.84%

Chemicals	300,429	4.46%	340,450	3.33%	608,157	5.19%	129,145	1.12%	455,313	2.77%
Electricity, oil, water	31,061	0.46%	74,256	0.73%	170,950	1.46%	75,095	0.65%	92,475	0.56%
Hotels and restaurants	43,196	0.64%	39,365	0.38%	32,325	0.28%	29,949	0.26%	27,866	0.17%

Other	288,241	4.28%	851,836	8.33%	583,991	4.98%	522,131	4.52%	746,632	4.55%

Total Loans	6,735,686	100.00%	10,229,839	100.00%	11,718,306	100.00%	11,544,852	100.00%	16,425,013	100.00%
Deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	3,665,382	3,929,402	5,606,395
Dollars	8,044	13,179	205,684

Total	3,673,426	3,942,581	5,812,079

Saving Accounts
Average
Pesos	2,822,961	2,842,075	2,969,340
Dollars	361,324	542,740	520,772

Total	3,184,285	3,384,815	3,490,112

Average nominal rate
Pesos	1.05%	1.11%	0.76%
Dollars	0.46%	0.34%	0.17%

Total	0.98%	0.99%	0.67%

Time Deposits
Average
Pesos	6,556,086	7,446,052	8,944,481
Dollars	1,490,885	2,337,132	2,343,123

Total	8,046,971	9,783,184	11,287,604

	Year ended December 31,
	2008	2009	2010
	(in thousands of pesos)
Average nominal rate
Pesos	13.33%	14.50%	10.39%
Dollars	3.78%	2.75%	1.00%

Total	11.56%	11.70%	8.44%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	513	1,063	35
Dollars	15	3,913	7,756

Total	528	4,976	7,791

Saving Accounts
Average
Dollars	90,568	320,853	387,714

Total	90,568	320,853	387,714

Average nominal rate
Dollars	1.20%	0.05%	0.06%

Total	1.20%	0.05%	0.06%

Time Deposits
Average
Dollars	226,626	311,843	302,972

Total	226,626	311,843	302,972

Average nominal rate
Dollars	3.35%	1.28%	1.09%

Total	3.35%	1.28%	1.09%

(1)	Non-interest-bearing demand deposits consist of checking accounts.
Maturity of deposits at December 31, 2010
The following table sets forth information regarding the maturity of our deposits at December 31, 2010.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Checking accounts	5,439,564	5,439,564	—	—	—
Savings accounts	4,757,144	4,757,144	—	—	—
Time deposits	11,732,876	9,843,063	837,657	368,532	683,624
Investment accounts	900,780	779,979	57,146	63,610	45
Other	577,029	572,475	94	4,460	—
Total Deposits	23,407,393	21,392,225	894,897	436,602	683,669
Maturity of deposits at December 31, 2010 of outstanding time deposits and investment accounts
The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2010.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Domestic bank offices	8,579,301	6,899,110	758,256	419,114	682,821
Foreign bank offices	276,745	255,537	21,208	—	—
Total	9,036,046	7,154,647	779,464	419,114	682,821

Return on equity and assets
The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2008	2009	2010
	(in thousands of pesos, except percentages)
Net income	660,050	751,930	1,010,430
Average total assets	21,865,952	23,964,067	28,078,290
Average shareholders’ equity	2,778,572	3,055,736	3,733,181
Shareholders’ equity at the end of the fiscal year	2,821,911	3,358,801	4,152,842
Net income as a percentage of:
Average total assets	3.02%	3.14%	3.60%
Average shareholders’ equity	23.76%	24.61%	27.07%
Declared cash dividends (2)	149,870	208,070	505,312
Dividend payout ratio (1)	22.71%	27.67%	50.01%
Average shareholders’ equity as a percentage of Average Total Assets	12.71%	12.75%	13.30%

(1)	Declared cash dividends stated as percentage of net income.

(2)	For the fiscal year ended December 31, 2008, the dividends paid in cash were Ps.148,335 thousand, based on the number of shares outstanding on such payment dates.
Short-term borrowings
Our short-term borrowings totaled approximately of Ps. 735.0 million, Ps. 1,048.7 million and Ps. 1,193.8 million for the years ended December 31, 2008, 2009 and 2010, respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2008		2009		2010
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages)

Central Bank of the Argentine Republic:
Total amount outstanding at the end of the reported period	78,939	1.95%	1,363	0.00%	1,452	0.01%
Average during year (1)	76,023	1.96%	1,590	0.00%	1,328	0.00%
Maximum month-end balance	78,939		2,168		1,452
Banks and international organizations:
Total amount outstanding at the end of the reported period	59,737	4.92%	227,214	7.78%	45,697	1.89%
Average during year (1)	55,054	4.38%	121,662	8.06%	40,378	2.17%
Maximum month-end balance	86,762		227,214		53,640
Corporate Bonds
Total amount outstanding at the end of the reported period	16,518	9.46%	15,719	9.24%	16,393	9.22%
Average during year (1)	16,612	9.45%	14,797	9.30%	14,384	9.22%
Maximum month-end balance	17,063		15,897		16,393
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	31,846	10.33%	149,122	9.45%	34,893	9.14%
Average during year (1)	96,294	5.47%	64,430	9.11%	53,410	8.67%
Maximum month-end balance	166,146		149,122		66,661
Other
Total amount outstanding at the end of the reported period	545,183	0.02%	652,330	0.02%	1,093,308	0.01%
Average during year (1)	524,019	0.02%	620,873	0.02%	743,456	0.02%
Maximum month-end balance	599,063		652,330		1,093,308
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	2,740	4.00%	2,968	4.00%	2,100	4.00%
Average during year (1)	21,056	7.02%	9,762	4.00%	9,413	4.00%
Maximum month-end balance	36,987		16,854		16,711
Total Short Term	734,963		1,048,716		1,193,843

(1)	Average balances are calculated from quarterly-end balances.
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

Figures are in thousands of pesos, except percentages.

	Remaining Maturity at December 31, 2010
					Without
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	due date	Total
Interest-earning assets:
Interest-bearing deposits in other banks	269,155	—	—	—	—	269,155
Government Securities (2)	6,662,257	320,406	21,965	7,858	3	7,012,489
Receivables from financial leases	110,305	136,662	6,453	—	—	253,420
Loans to non-financial government sector (1)	42,895	15,671	254,532	23,332	—	336,430
Loans to the private and financial sector (1)	10,576,147	5,020,402	403,010	89,024	—	16,088,583
Other assets	166,578	430,364	61,377	8,851	224,278	891,448
Total Interest-Earning Assets	17,827,337	5,923,505	747,337	129,065	224,281	24,851,525

Interest-bearing liabilities:
Checking	208,782	—	—	—	—	208,782
Savings accounts	4,757,144	—	—	—	—	4,757,144
Time deposits	11,049,252	683,624	—	—	—	11,732,876
Investment accounts	900,735	45	—	—	—	900,780
Corporate Bonds	16,393	197,066	423,005	—	—	636,464
Subordinated corporate bonds	2,100	—	—	596,370	—	598,470
Liabilities with Central Bank	109	—	215	210	—	534
Liabilities with local financial institutions	34,893	24,108	16,636	—	—	75,637
Liabilities with bank and international Organizations	45,697	—	—	—	—	45,697
Other liabilities	95,198	3,084	—	78,714	—	176,996
Total Interest-Bearing Liabilities	17,110,303	907,927	439,856	675,294	—	19,133,380

Asset (Liability) Gap	717,034	5,015,578	307,481	(546,229)	224,281	5,718,145
Cumulative Asset/Liability Gap	717,034	5,732,612	6,040,093	5,493,864	5,718,145
Cumulative sensitivity gap as a percentage of total interest-earning assets	2.89%	23.07%	24.30%	22.11%	23.01%

	Remaining Maturity at December 31, 2010
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos:
Government securities (2)	4,139,774	284,827	15,908	7,837	3	4,448,349
Receivables from financial leases	90,674	102,760	28	—	—	193,462
Loans to non-financial government sector (1)	42,895	15,671	254,532	23,332	—	336,430
Loans to the private and financial sector (1)	8,391,301	4,874,572	373,035	89,024	—	13,727,932
Other assets	74,634	92,686	1,312	8,851	224,278	401,761
Total Interest-Earning Assets in Pesos	12,739,278	5,370,516	644,815	129,044	224,281	19,107,934

Interest-bearing liabilities in Pesos:
Saving accounts	3,906,588	—		—	—	3,906,588
Time deposits	8,406,686	683,414	—	—	—	9,090,100
Investment accounts	888,416	45	—	—	—	888,461
Corporate bonds	1,412	197,066	—	—	—	198,478
Subordinated corporate bonds	—	—	—	—	—	—
Liabilities with Central Bank	109	—	215	210	—	534
Liabilities with local financial institutions	34,825	24,108	16,636	—	—	75,569
Other liabilities	95,198	3,084	—	78,714	—	176,996
Total Interest-Bearing Liabilities in Pesos	13,333,234	907,717	16,851	78,924	—	14,336,726

Asset(Liability) Gap	(593,956)	4,462,799	627,964	50,120	224,281	4,771,208
Cumulative Asset/Liability Gap	(593,956)	3,868,843	4,496,807	4,546,927	4,771,208
Cumulative sensitivity gap as a percentage of total interest-earning assets	(3.11)%	20.25%	23.53%	23.80%	24.97%

	Remaining Maturity at December 31, 2010
					Without due
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in other banks	269,155	—				269,155
Government securities (2)	2,522,483	35,579	6,057	21	—	2,564,140
Receivables from financial leases	19,631	33,902	6,425	—	—	59,958
Loans to the private and financial sector (1)	2,184,846	145,830	29,975	—	—	2,360,651
Other assets	91,944	337,678	60,065	—	—	489,687
Total Interest-Earning Assets	5,088,059	552,989	102,522	21	—	5,743,591

Interest-bearing liabilities in foreign currency:
Checking	208,782	—	—	—	—	208,782
Saving accounts	850,556	—	—	—	—	850,556
Time deposits	2,642,566	210	—	—	—	2,642,776
Investment accounts	12,319	—	—	—	—	12,319
Corporate bonds	14,981	—	423,005	—	—	437,986
Subordinated corporate bonds	2,100	—	—	596,370	—	598,470
Liabilities with local financial	68	—	—	—	—	68
Liabilities with banks and international organizations	45,697	—	—	—	—	45,697

Total Interest-Bearing Liabilities	3,777,069	210	423,005	596,370	—	4,796,654

Asset (Liability) Gap	1,310,990	552,779	(320,483)	(596,349)	—	946,937
Cumulative Asset/Liability Gap	1,310,990	1,863,769	1,543,286	946,937	946,937
Cumulative sensitivity gap as a percentage of total interest-earning assets	22.83%	32.45%	26.87%	16.49%	16.49%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest- earning asset.

(2)	Includes instruments issued by the Central Bank.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary statement concerning forward-looking statements”, “Risk Factors”, and the matters set forth in this annual report in general.
The following discussion is based on, and should be read in conjunction with, our consolidated financial statements and related notes contained elsewhere in this annual report, as well as “Selected Financial Data” and the other financial information appearing elsewhere in this annual report in general.
A. Operating results
FINANCIAL PRESENTATION
Our audited consolidated financial statements as of and for the three years ended December 31, 2010, 2009 and 2008, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant respects from U.S. GAAP. (See note 32 to our audited consolidated financial statements as of and for the three years ended December 31, 2010).
Under Central Bank Rules, our financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules.
COMPARABILITY
On August 18, 2009, we merged with Nuevo Banco Bisel. As a result of the merger, the Bank’s financial statements and supplementary information as of December 31, 2009 and 2008, included in this annual report, were restated for comparative purposes. Under Central Bank Rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.
On September 20, 2010 we acquired Banco Privado. As a result, our results of operations for the year ended December 31, 2010 consolidate the results of Banco Privado from the date of the acquisition.
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
The international adverse economic context and the preexisting problems in Argentina (such as nationalization of pension funds and conflicts due to the proposed export tax regime) resulted in an evident contraction of the economy throughout 2008. Although the year closed with a 7% expansion of the GDP, the last quarter showed a strong deterioration in the level of activity. The Argentine government maintained an expansive fiscal policy, aimed at satisfying domestic demand. Public expenditure grew to Ps.186.6 billion, registering an annual increase of 35%. Still, Argentine economic figures improved significantly with respect to the previous year, reaching a primary surplus of Ps. 30.8 billion, representing 3% of the GDP.
The year 2009 was characterized by a slow improvement in the international context, after the strong impact the international financial crisis had on both the financial markets and the real economy worldwide. Two different stages could be identified: in the first half of the year, recession in developed economies in addition to a deteriorated domestic environment due to uncertainty regarding the government’s capacity to meet its public debt obligations and uncertainty resulting from the legislative elections being moved forward, combined to generate a massive outflow of capital. In the second semester, external and local tensions slowed down. The international arena showed a material recovery of the principal markets in general, and of our main commercial partners in particular. In the local arena, the result of the legislative elections and payment of US$2.2 billion’s worth of Boden 2012 notes in August 2009 encouraged the return of inflows of capital, which was evidenced in the last quarter of 2009. In this scenario, the growth level of Argentina experienced different stages throughout 2009: slow increase in the first quarter, contraction in the second and third quarters and a new increase in the last quarter. Consequently, GDP grew only by 0.9%.

In addition, during 2009, Argentina continued with its expansive economic policy. Commercial surplus consolidated, based on import restrictions, while primary fiscal surplus decreased. Primary expenses grew 30% reaching Ps. 243 billion, in similar terms as average verified in 2007. Primary surplus (Ps. 17.3 billion) decreased 47% as a consequence of an increase in the expense to resources ratio. On the other hand, interest payments grew by 37%, reaching Ps. 24.5 billion due to the exchange rate impact and an increase in the peso rates adjusting part of the debt. Consequently, and for the first time since 2002, the Argentine government registered a Ps. 7.2 billion financial deficit, representing 0.6% of GDP.
During the first half of 2010, there was new global financial distress, mainly as a consequence of the uncertainties about the financial capacity of the Eurozone countries. Within this context, the weakness of the world economy, especially in the US, was a major concern. As a consequence, most developed countries delayed the termination of the incentive policies implemented during previous years. At the local level, the economic activity improved, reaching growth rates similar to those recorded before the 2008 crisis. This significant improvement was due to both internal and external factors, such as the increase of the prices of agricultural products, the recovery of the Brazilian economy and the strong world liquidity, coupled with higher harvest volumes, the revenues policy in place, the significant increase in public expense and the successful debt swap completed in June 2010.
In this way, during 2010 GDP had an annual growth of 9.2%. Primary expenses grew 34%., The Argentine government achieved a primary surplus of Ps. 25 billion, equivalent to 1.7% of the GDP. Inflation reached a rate of 10.9% per annum according to the INDEC, while at the same time the argentine peso depreciated 4.7% against the U.S. dollar.
Although there are numerous risks that may result in the economic performance being lower than expected, the Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of approximately 6.0% for 2011. For more information, see Item 3D—Risk Factors.
In this context, the financial system is regaining depositors’ and borrowers’ confidence, while benefiting from improved conditions, favorable growth opportunities and increasing demand for financial services and products.
RESULTS OF OPERATIONS
The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments. We do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability.
We consider loans to the private sector and the level of deposits to be key measures of our core business.
As a consequence of the 2008 global financial crisis, loan growth decelerated in 2008 and 2009, but recovered in 2010. The international crisis impacted in our activity level and also in our credit quality, following the trend of the financial system.
Our loan portfolio to the private sector grew to Ps. 10,893 million as of December 31, 2008, increasing 17%, to Ps. 11,248 million as of December 31, 2009, increasing 3%, and to Ps. 15,933 million as of December 31, 2010, increasing 42%.
During 2008, 2009 and 2010 the credit lines with major performance were the consumer loans (personal loans and credit card loans), increasing 19%, 5% and 45%, respectively.
In 2010, within a context of increased prices and reduced rates, the financial system, as well as the Bank, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio in this year.
During 2009 we reduced our public sector loans by the pre-cancellation of Ps.300.6 million of debt with guaranteed loans secured by the Argentine government (“Préstamos Garantizados” or “PGNs”) and by the exchange of PGNs into BONAR 2014 by Ps. 277.8 million. In 2010 the Bank reduced its position in securities issued by the Central Bank and other government securities, recording a public sector exposure to total assets ratio of 2.5% (not including LEBACs and NOBACs).
The level of our total deposits increased 16%, 17% and 26% during 2008, 2009 and 2010, respectively. During 2008, the deposits from AFJP (Argentine pension funds) included as private sector deposits were transferred to the public sector, as a consequence deposits from public sector increased 122% from December 2007 to December 2008 and deposits from private sector only showed a 1% increase. During 2009, private sector deposits were the main source of the increase in total deposits, mainly due to the growth in time deposits. In 2010 private sector and public sector deposits increased 21% and 44% respectively, totaling Ps.23,407.4 million.
The Bank maintains a high liquidity ratio. The ratio was 48.8%, 53.7% and 40.7% as of December 31, 2008, 2009 and 2010, respectively, above the average of the financial system as a whole.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009 AND YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008
Net income
The following table sets forth certain components of our income statement for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (2)
	(in thousands of pesos)

Financial income	3,029,860	3,860,452	3,728,438
Financial expenses	(1,342,062)	(1,511,607)	(1,330,170)
Gross intermediation margin	1,687,798	2,348,845	2,398,268
Provision for loan losses	(297,606)	(197,512)	(215,040)
Service charge income	891,700	1,050,275	1,324,541
Service charge expenses	(172,401)	(226,599)	(285,365)
Administrative expenses	(1,270,002)	(1,522,420)	(1,917,314)
Net other income (expense)	85,122	(36,317)	77,983
Minority interest	(3,354)	(5,092)	(6,868)
Net income before income tax	921,257	1,411,180	1,376,205
Income tax	(261,207)	(659,250)	(365,775)

Net income	660,050	751,930	1,010,430

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(2)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.
Our consolidated net income for 2010 increased 34% to Ps.1,010.4 million from Ps. 751.9 million in 2009. Our consolidated net income for 2009 increased 14% to Ps. 751.9 million from Ps. 660.0 million for 2008.
Financial income
The components of our financial income for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (2)
	(in thousands of pesos)

Interest on cash and due from banks	7,010	363	275
Interest on loans to the financial sector	15,584	7,491	13,668
Interest on overdrafts	357,215	340,275	278,851
Interest on documents (3)	184,852	195,069	146,321
Interest on mortgage loans	97,057	104,016	112,498
Interest on pledged loans (4)	64,499	55,081	51,258
Interest on credit card loans	117,952	183,369	210,058
Interest on other loans (5)	1,032,837	1,243,788	1,538,828
Interest on other receivables from financial intermediation	14,416	74	966
Interest on financial leases	73,481	49,433	42,991
Income from government and private securities, net	641,299	1,370,981	988,707
Income from guaranteed loans (6)	37,043	7,232	62,053
Net income from options	261	—	616
CER (Indexation by benchmark stabilization coefficient) adjustment (7)	70,477	18,652	46,176
CVS (Indexation by salary variation coefficient) adjustment	818	728	688
Difference in quoted prices of gold and foreign currency	143,094	133,731	160,209
Other (8)	171,965	150,169	74,275
Total financial income	3,029,860	3,860,452	3,728,438

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(2)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.

(3)	Includes income on factoring, check cashing advances and loans with promissory notes.

(4)	Includes primarily income on secured automobile loans.

(5)	Includes interest on loans not classified under prior headings , including interest on personal loans.

(6)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.

(7)	Includes CER accrued for all the assets subject to adjustment by CER.

(8)	Principally results from pre-financing and financing export transactions and premiums on repos.
2010 and 2009 — Our financial income decreased 3% as compared to 2009, driven primarily by a lower income from government and private securities.

Income from government and private securities decreased by 28% compared to 2009, due to lower realized gains from government securities holding in investment accounts and, at the same time, lower unrealized gains during 2010 as a consequence of the performance of Central Bank notes during both years. The average rate gained from government securities was 16% for 2010 (nominal rate).
Interest on loans (i.e., for all loans in the aggregate, excluding guaranteed loans) grew 10% as a result of an increase in the financial intermediation activities and the average portfolio volume (the average loan portfolio to private and financial sector grew by 16.5% as compared to 2009) This increase in volume was affected by interest rate decreases (average rate for private sector loans in 2010 was 18.7% compared to 20.2% in 2009).
The main variances of total interest on loans were from interest on other loans (including personal loans and other loans) that increased 24% and interest on credit card loans that increased 15% year on year. These are the lines with more improvement. The average volume of personal loans increased by 24% and the average volume of credit card loans grew by 30% as compared to 2009.
Other income decreased 51% during 2010 or Ps. 75.9 million compared to 2009. This decrease was principally due to lower income from export pre-financing and financing and less premiums on reverse repurchase agreements.
2009 and 2008 — Our financial income increased 27% as compared to 2008 driven by a higher income from government and private securities and interest on loans.
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
Interest on loans (i.e., for all loans in the aggregate, excluding guaranteed loans) grew 14% mainly as a result of an increase in interest rates (private sector average rate in 2009 was 20.24% compared to 18.61% in 2008). The main variances of total interest on loans were from interest on other loans that increased 20% (including personal loans and other loans) and interest on credit card loans that increased 55%.
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
The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums on forward sales of foreign exchange:
Changes in financial income

	December 31 2008	December 31 2009	December 31 2010
	vs.	vs.	vs.
	December 31 2007	December 31 2008	December 31 2009
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Due to changes in the volume of interest-earning assets	575,552	415,524	417,730
Due to changes in average nominal rates of interest-earning assets	373,687	556,974	(572,891)

Net change	949,239	972,498	(155,161)
Changes in financial income due to changes in volume

	December 31 2008	December 31 2009	December 31 2010
	vs.	vs.	vs.
	December 31 2007	December 31 2008	December 31 2009
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Government securities	51,613	353,671	17,666
Loans to private and financial sector	546,098	53,321	407,577
Loans to public sector	(635)	(36,236)	(5,270)
Other assets	(21,524)	44,768	(2,243)

Net change	575,552	415,524	417,730

Changes in financial income due to changes in nominal rates

	December 31 2008	December 31 2009	December 31 2010
	vs.	vs.	vs.
	December 31 2007	December 31 2008	December 31 2009
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Government securities	45,829	318,338	(297,253)
Loans to private and financial sector	263,966	214,313	(236,004)
Loans to public sector	(12,882)	22,375	99,691
Other assets	76,774	1,948	(139,325)

Net change	373,687	556,974	(572,891)
Financial expenses
The components of our financial expenses for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year Ended December 31,
	2008	2009 (1)	2010 (2)
	(in thousands of pesos)

Interest on checking accounts	17,708	16,423	4,073
Interest on savings accounts	14,534	17,094	19,639
Interest on time deposits	933,881	1,146,013	954,465
Interest on interfinancing received loans (received call)	3,909	2,679	4,444
Interest on other financing from the financial institutions	28	62	6
Interest on other liabilities from financial intermediation (3)	91,083	81,510	62,889
Interest on subordinated corporate bonds	47,523	54,874	57,381
Other interest	8,762	2,692	1,961
Net loss from options	—	1	—
CER adjustment (4)	32,946	4,341	4,890
Contribution to Deposit Guarantee Fund	25,945	30,038	35,151
Other (5)	165,743	155,880	185,271
Total financial expenses	1,342,062	1,511,607	1,330,170

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(2)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.

(3)	Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.

(4)	Includes CER accrued for all the liabilities subject to adjustment by CER.

(5)	Mainly resulting from turnover tax.
2010 and 2009 - Financial expenses decreased 12% as compared to 2009.
The decrease of financial expenses is mainly explained by a decrease in interest on deposits by 17%, primarily based on the decrease of interest on time deposits. This reduction was due to a decline in interest rates, which had an adverse effect on the Argentine financial system as a whole during 2010, and were not set off by the increase in the volume of deposits.
The highest average increase in volume corresponds to demand deposits (non interest bearing) that grew 47% as compared to the average volume recorded in 2009. Time deposits increased by 15% as compared to the average volume recorded in 2009, while the average rate on such deposits fell from an average 11.4% in 2009 to an average 8.3% in 2010.
During 2010, other expenses increased by 19%, mainly due to an increase on turnover tax as a result of our higher computable financial income.
2009 and 2008 - Financial expenses increased 13% as compared to 2008.
The increase of financial expenses is mainly explained by interest on deposits, which grew 23%, based on the growth of interest on time deposits. This growth was originated mainly by the increasing volume of deposits which grew 20% in average during 2009 while the average interest rates were at similar levels than the average of 2008. The main driver of this increase was the growth in public sector deposits as a consequence of the nationalization of deposits held in the accounts of pension fund administrators as of December 2008.
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

The following tables set forth the changes in financial expense due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Deposit Guarantee Fund, mandatory contributions and taxes on interest income:
Changes in financial expense

	December 31 2008	December 31 2009	December 31 2010
	vs.	vs.	vs.
	December 31 2007	December 31 2008	December 31 2009
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	266,157	111,170	154,225
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	218,692	31,052	(370,221)
Net change	484,849	142,222	(215,996)
Changes in financial expense due to changes in volume

	December 31 2008	December 31 2009	December 31 2010
	vs.	vs.	vs.
	December 31 2007	December 31 2008	December 31 2009
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Deposits	276,410	154,251	156,739
Borrowings from Central Bank and other financial institutions	(8,151)	(24,951)	(1,644)
Corporate Bonds	14,163	(3,004)	(870)
Other liabilities	(16,265)	(15,126)	—

Net change	266,157	111,170	154,225
Changes in financial expense due to changes in nominal rates

	December 31 2008	December 31 2009	December 31 2010
	vs.	vs.	vs.
	December 31 2007	December 31 2008	December 31 2009
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Deposits	193,460	57,451	(358,243)
Borrowings from Central Bank and other financial institutions	1,545	(11,833)	(8,946)
Corporate Bonds	(1,723)	108	(121)
Other liabilities	25,410	(14,674)	(2,911)

Net change	218,692	31,052	(370,221)
Provision for loan losses
2010 and 2009 - Provision for loan losses increased 9% in 2010 mainly as result of the growth in lending activity, which increased 39% as a consequence of the recovery of the economic activity. This increase was partially offset by a decrease in the provisions we created in addition to those required by the Central Bank Rules, from Ps.86 million in 2009 to Ps.65 million in 2010.
2009 and 2008 - Provision for loan losses decreased 34% compared to 2008. At the end of 2009, although the economic activity was experiencing certain recovery, it was considered necessary to keep an additional provision that would allow the Bank to manage changes in the economic cycle. Therefore, a decision was made to continue with the provision strategy adopted back in December 2008, adapting its volume to actual delinquency charges during the fiscal year. As a result of such decision, the Executive Committee ordered an increase in provisions for loan losses in the amount of Ps.86 million, to be added to the amount currently required by regulators.
Service charge income
The following table provides a breakdown of our service charge income by category for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (2)
	(in thousands of pesos)
Service charges on deposit accounts	587,259	669,564	816,100
Debit and credit card income	153,210	171,746	222,537
Other fees related to foreign trade	19,428	26,786	28,358
Credit-related fees	63,669	60,741	96,574
Capital markets and securities activities	2,517	1,721	2,079

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (2)
	(in thousands of pesos)
Lease of safe-deposit boxes	16,282	21,015	32,053
Fees related to guarantees	1,750	629	647
Other (3)	47,585	98,073	126,193
Total service charge income	891,700	1,050,275	1,324,541

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(2)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.

(3)	Includes insurance income.
2010 and 2009 - Service charge income increased 26% in 2010 compared to 2009, mainly due to higher fees charged on deposits accounts (22%), debit and credit card fee income (30%), credit related fees (59%) and other fees related to insurance, fees from collection agreements and others (28%).
2009 and 2008: Service charge income increased 18% as compared to 2008 mainly due to higher fees charged on deposits accounts (14%), debit and credit card fee income (12%) and other fees related to insurance, fees from collection agreements and others (106%).
Service charge expenses
Service charge expense increased 26% in 2010 from Ps.226.6 million in 2009 to Ps.285.4 million in 2010, mainly due to higher loan origination fees and debit and credit card processing fees, linked with the volume of activity.
During 2009 service charge expenses increased 31% compared to 2008 with an increase of 43% on other service charge expenses mainly due to the increase of collections agreements costs.
Administrative expenses
The components of our administrative expenses for the years ended December 31, 2008, 2009 and 2010 are reflected in the following table:

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (2)
	(in thousands of pesos)

Personnel expenses	798,236	966,963	1,233,898
Directors and statutory auditors fees	26,941	36,413	59,391
Other professional fees	55,012	65,533	81,169
Advertising and publicity	53,178	46,861	63,437
Taxes	70,994	79,784	102,547
Depreciation of equipment	50,543	53,993	58,285
Amortization of organization costs	25,557	33,317	43,273
Maintenance, conservation and repair expenses	48,251	68,620	78,032
Security services	42,241	47,668	61,102
Electric power and communications	37,240	46,054	48,529
Lease payments	21,769	34,638	40,526
Insurance	6,090	7,331	9,902
Stationery and office supplies	15,335	11,817	10,339
Other	18,615	23,428	26,884
Total administrative expenses	1,270,002	1,522,420	1,917,314

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(2)	The results of operations of Banco Privado are consolidated with Banco Macro from September 20, 2010.
2010 and 2009 - Administrative expenses increased 26% in 2010 when compared to 2009, mainly due to higher personnel expenses. The 28% increase in personnel expenses is attributed to salary adjustments of 23.5% agreed with the labor unions in April 2010 and higher bonus provisions for the year.
Directors and statutory audit fees increased 63% as compared to 2009.
Advertising and publicity increased 35% due to higher promotion and advertising expenses during the year.
2009 and 2008 - Administrative expenses increased 20% as compared to 2008, mainly due to higher personnel expenses. The 21% increase in personnel expenses is attributed to the salary adjustments of 19% agreed with the labor unions in April 2009 and higher compensation provisions for the year.
Net other income (expense)
Net other income for 2010 was Ps. 78 million. Other income increased by 37%, or Ps. 45.5 million in 2010 when compared to 2009 due to higher recovery on loans and allowances reversed. Other expenses decreased by 43%, or Ps. 68.8 million, mainly as a result of non-recurrent tax expenses during 2009 as explained below.

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
Income tax
During 2010, we had income tax expenses of Ps. 365.8 million, compared to Ps. 659.3 million recorded in 2009 and Ps. 261.2 million recorded in 2008. The decrease as compared to 2009 was due to the higher tax impact during 2009.
Tax effective rate for fiscal year 2010 was 26% while the tax rate was 35%.
The income tax expense for 2009 was Ps. 659.3 million, increasing 152% when compared to 2008. Such increase is due to a higher net income before income tax, an increase in market value of the Bank’s bond portfolio in 2009 that caused an increase in income tax to be paid as a consequence of the tax treatment of this portfolio as marked to market, and as a result of the tax impact of the pre-cancellation of Central Bank debt with PGN.
B. Liquidity and Capital Resources
Our main source of liquidity consists of deposits, which totaled Ps. 23,407.4 million as of December 31, 2010, Ps. 18,592.9 million as of December 31, 2009 and Ps. 15,828.4 million as of December 31, 2008. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.
Approximately 22% of the Bank’s total deposits derives from the non-financial government sector, in particular as a consequence of the Bank’s role as financial agent of several provinces. This is an important source of low-cost funding.
Funding continued increasing during 2010 driven mainly by the increase in total deposits, which grew 26% year over year, representing 80% of our total funding as of December 31, 2010. These deposits were used primarily for financing the growth in credit for the private sector and the remainder, being invested in profitable liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio of 40.71% as of December 31, 2010 while we await a return to stronger demand for private sector loans.
During 2008 and 2009, Banco Macro repurchased and cancelled non-subordinated 8.50% Notes Due 2017 for a face value amount of US$43,605,000 and Argentine Peso-Linked 10.75% Notes Due 2012 for a face value amount of US$36,005,000. As of December 31, 2009, the outstanding principal amount of 8.50% Notes Due 2017 was US$106,395,000 and of 10.75% Notes Due 2012 was US$63,995,000. During 2010 we repaid the loan from Credit Suisse First Boston International for an aggregate principal amount of US$50 million.
On January 8, 2008, Banco Macro’s Board of Directors decided to establish the terms and conditions for the acquisition of its own shares. Based on the established conditions, up to April 12, 2009 the Bank had repurchased an aggregate amount of 90,641,692 of its own shares.
On October 1, 2008, Banco Macro’s Board of Directors requested the BCBA’s prior authorization to reduce its subscribed and paid-in capital stock by an amount of up to Ps. 60 million, representing 60,000,000 Class B shares (with a face value of Ps. 1 each and entitled to 1 vote per share), which were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 in accordance with the share buy-back program. On April 21, 2009, and after BCBA authorization, Banco Macro’s general ordinary and extraordinary shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the IGJ registered, and the Central Bank consented to the capital stock reduction.
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
On April 26, 2011 our shareholders’ meeting approved the increase of the maximum aggregate principal amount of our Global Medium-Term Note Program from U$S 700 million up to U$S 1,000 million (or its equivalent in other currencies).
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
We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2010, we had excess capital of Ps. 2,562 million (145% of minimum capital requirement). The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 17 “Risk management policies” to our audited consolidated financial statements for the year ended December 31, 2010. Additionally for further information regarding our restricted assets, assets in custody and trust agreements please see notes 7 “Restricted and pledged assets”, 11 “Items in custody” and 13 “Trust agreements” to our audited consolidated financial statements, for the year ended December 31, 2010.
Minimum capital requirements
Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2008	2009	2010
(in thousands of pesos, except
ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	939,296	970,578	1,261,695
Allocated to Bank premises and equipment, intangible assets and equity investment assets	87,113	95,705	122,669
Market risk(1)	49,899	39,764	55,857
Interest rate risk	204,510	201,451	283,150
Government sector and securities in investment account	60,780	36,544	38,476
Required minimum capital under Central Bank Rules	1,341,598	1,344,042	1,761,847
Basic net worth	2,688,679	3,193,973	3,621,564
Complementary net worth	625,756	691,107	959,851
Deductions	(200,610)	(176,784)	(257,277)
Total capital under Central Bank Rules	3,113,825	3,708,296	4,324,138

Excess capital	1,772,227	2,364,254	2,562,291

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	22.95%	27.38%	24.74%
Average shareholders’ equity as a percentage of average total assets	12.71%	12.75%	13.30%
Total liabilities as a multiple of total shareholders’ equity	6.95	x	7.00	x	7.07	x
Cash as a percentage of total deposits	22.26%	26.98%	22.22%
Liquid assets as a percentage of total deposits (2)	48.80%	53.70%	40.71%
Loans as a percentage of total assets	50.29%	41.31%	47.46%

(1)	Average Var for December.

(2)	Liquid assets include cash, LEBACs, NOBACs, interbanking loans and overnight loans to highly rated companies.
We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.
Funding
Our principal source of funding is deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2008, 2009 and 2010.

	As of December 31
	2008 (1)	2009 (1)	2010
	(in thousands of pesos)
Deposits
From the non-financial government sector	3,937,961	3,613,924	5,216,109
From the financial sector	22,438	14,052	15,776
From the non-financial private sector and foreign residents
Checking accounts	2,581,060	3,275,826	4,178,758
Savings accounts	2,716,913	3,445,577	4,526,697
Time deposits	6,031,882	7,711,471	8,714,101
Investment accounts (2)	155,936	52,286	178,010
Other (3)	321,020	416,503	518,807
Accrued interest, adjustments, foreign exchange and quoted price differences payable	61,147	63,227	59,135
Borrowing from Central Bank and financial institutions
Central Bank	302,760	1,897	1,877
Banks and international institutions	232,422	227,214	45,697
Financing received from Argentine financial institutions	73,806	189,971	76,870
Other	627,140	733,943	1,173,873
Minority interest in subsidiaries	15,568	20,684	27,499
Non-subordinated Corporate Bonds	724,873	616,735	636,464
Subordinated Corporate Bonds	521,681	572,473	598,470
Shareholders’ equity	2,821,911	3,358,801	4,152,842
Total funding	21,148,518	24,314,584	30,120,985

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2010.

(2)	Time deposit payable at the option of the depositor.

(3)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies
Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See note 32 to our audited consolidated financial statements as of and for the three years ended December 31, 2010 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.
Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are subjective or complex. Most accounting policies are not considered by management to be critical accounting. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in note 4 to our audited consolidated financial statements as of and for the three years ended December 31, 2010.
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
For purposes of U.S. GAAP reporting, we apply FASB ASC 740 “Income Tax”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies.
FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
There were no unrecognized tax benefits as of December 31, 2010, 2009 and 2008.
Exposure to the Argentine public sector and private securities
PGNs
During the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, we exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called PGNs in consideration thereof. The loans received in this exchange were not significant. In addition, we have PGNs acquired in the market and also through business combinations.
PGNs as of December 31, 2008 and 2007 were valued according to Central Bank Communication “A” 3,911, as supplemented. As of December 31, 2010 and 2009, PGNs were valued according to Central Bank Communication “A” 4,898 at the higher of the present value published by Central Bank and the book value of the prior month (see note 4.4.c) to our audited consolidated financial statements as of and for the three years ended December 31, 2010).
Under U.S. GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, we should continue to estimate cash flows expected to be collected over the life of the loan.

As of December 31, 2008, based on available information and events, we estimated that the PGNs were impaired, applying FASB ASC 310-10-35 “Receivables — Overall — Subsequent measurement”, and it estimated allowances for such loans in accordance with FASB ASC 310.
As of December 31, 2010 and 2009, taking into account the available information and the significant improvement in the expected cash flow to be collected, we estimated that PGNs were not impaired, applying FASB ASC 310-30. In accordance with that rule, valuation allowances required in 2008 were reversed as of December 31, 2009.
In 2009, we subscribed an exchange agreement with the government whereby it exchanged a portion of the PGNs and received government securities (BONAR 2014). Under Central Bank Rules, the assets exchanged were valued at their carrying amounts. Therefore the exchange did not have a significant impact on income. In addition, the government securities were classified as “Holding in special investment account” (see note 32.b) to our audited consolidated financial statements as of and for the three years ended December 31, 2010).
Under U.S. GAAP, FASB ASC 310-30-35 “Loan refinancing or Restructuring” requires to recognize the government securities received at fair value and derecognize the guaranteed loans transferred at their carrying amounts. In addition, under FASB ASC 320 “Investment — Debt and Equity securities” the government securities were classified as available for sale securities (see note 32.b) to our consolidated financial statements for the year ended December 31, 2010).
Instruments issued by the Central Bank and other unlisted securities
Pursuant to Central Bank Rules, instruments issued by the Central Bank and other unlisted securities were valued at their quoted price or at their cost value increased by their internal rate of return (as provided by Communication “A” 4,414) as the case may be. For more information, see notes 4.4.b.3), b.4), b.5), 4.4.h.4) iii and 4.4.h.5) to our audited consolidated financial statements as of and for the three years ended December 31, 2010.
According to U.S. GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.
Government securities
According to Central Bank Communication “A” 4,861 dated October 30, 2008, as supplemented, we classified certain government securities, including a significant portion of secured bonds (BOGARs), under “special investment accounts”, as disclosed in note 20 to our audited consolidated financial statements as of and for the three years ended December 31, 2010. These government securities are recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable (see note 4.4.b.1) to our audited consolidated financial statements as of and for the three years ended December 31, 2010).
In accordance with Central Bank Communication “A” 5,024, dated December 2010, the holdings of Argentine government securities and Central Bank monetary regulation instruments recorded under this valuation system should be reversed and booked at market value. Therefore, during 2010 we reclassified these securities.
In addition, considering the favorable market situation and improvement in the conditions of the assets, we sold a significant portion of such holdings. As of December 31, 2010 we classified those remaining government securities under “holdings for trading or intermediation transactions” recorded at their quoted price (see note 4.4.b.2) to our audited consolidated financial statements as of and for the three years ended December 31, 2010).
As of December 31, 2010, 2009 and 2008, we did not have the intention of keeping such holdings until their maturity. Consequently, under U.S. GAAP, these holdings in investment accounts should be considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.
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
In addition, under Central Bank Rules, we record recoveries on previously charged-off loans directly to income and record the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the consolidated income of statement. We do not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value.

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
We record provisions after evaluating the loan portfolio in terms of delay (for consumer loans) or constant monitoring (for commercial loans). This process determines whether an increase or decrease in charges for non-performing loans is required based on our estimate of whether the credit is worsening or improving, or whether the loan is repaid. Our loan loss charges have been historically stable (absent the impact of the Argentine crisis), accommodating qualitative and quantitative changes in the composition of our loan portfolio. As we are all aware, the world’s economy is sustaining a highly virulent crisis that is affecting, to a lesser or larger extent, the levels of economic activity and employment and dragging down foreign trade. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain a impairment in value. Therefore, the executive committee has decided to increase the allowance for loan losses related to the loan portfolio as of December 31, 2010, 2009 and 2008 to such amounts presently required by regulators.
Under U.S. GAAP, a portion of the total allowance typically consists of amounts that are used, for example, to cover loans that are analyzed on a “pool” or homogeneous basis and to supplement specific allowances in recognition of the uncertainties inherent in point estimates.
The accounting for its loan loss reserve under Central Bank Rules differs in some respects with practices of US-based banks, as discussed below.
In addition, all loans reserves from business combinations recorded under Central Bank Rules, since the effective date of FASB ASC 310-30, were reversed under U.S. GAAP purposes as of each acquisition date, due to the fact that it is not appropriate to report such acquired impaired loans on a gross basis, since the Bank is not expected to incur those losses.
Credit card loans
We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees past due over 180 days have been reserved at 50%, in accordance with Central Bank Rules. Under U.S. GAAP, we adopted a policy to fully provision loans which are 180 days past due.
Impaired loans—Non Financial Private Sector and residents abroad
We apply FASB ASC 310 for computing U.S. GAAP adjustments. FASB ASC 310 requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.
Interest recognition—non-accrual loans
The method applied to recognize income on loans is described in note 4.4.d) of our audited consolidated financial statements as of and for the three years ended December 31, 2010. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt, generally after 90 days of being past due. Accrued interest remains on our books and is considered a part of the loan balance when determining the reserve for credit losses.
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
Under U.S. GAAP, applying FASB ASC 805, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more entities and obtains control over that entity or entities. The acquisition of all or part of a financial institution that meets the definition of a business combination is accounted for by the acquisition method. The cost of an acquired entity shall be allocated to the assets acquired including intangible assets and liabilities based on their estimated fair values at the date of acquisition.
Fair value of financial and non-financial instruments
FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. The adoption of FASB ASC 820 (effective January 1, 2008 and in particular effective January 1, 2009 for the measurement of nonfinancial assets and nonfinancial liabilities) had affected our accounting and reporting of fair value.
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

Effective January 1, 2010, we adopted new accounting guidance under FASB ASC 820 that requires additional disclosures and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Now reporting entities must disclose separately the amounts and reasons for certain significant transfers among the three hierarchy levels. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchase, sales, issuances and settlements; this requirement is effective since January 1, 2011.
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
FASB ASC 825 allows to report certain financial assets and liabilities at fair value. The option may be applied instrument by instrument, but is on an irrevocable basis. We did not elect to apply the fair value option.
Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values, such as for loans held for sale, impaired loans, and other real estate. Fair value is also used for annual disclosures required by FASB ASC 825 “Financial Instruments”. We have no assets measured at fair value on a nonrecurring basis.
Repurchase agreements
We entered into repo and reverse repo agreements of financial instruments. Under Central Bank Rules, we derecognize the securities transferred under the repurchase agreements and record an asset related to the future repurchase of these securities. Contemporaneously, we record a liability related to the cash received in the transaction. The asset related to securities to be repurchased is measured under the same criteria as the transferred securities, as mentioned in note 4.4 to our audited consolidated financial statements as of and for the three years ended December 31, 2010.
Similer treatment is applied to reverse repo agreements.
Under U.S. GAAP, FASB ASC 860, these transactions do not qualify as sales and therefore these transactions are recorded as secured financings.

C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
We believe that the following trends in the international context, the Argentine economy, the banking sector and our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the continued economic recovery in Argentina and the corresponding re-emergence of the market for long-term private sector lending.
International context
The world economic activity continues recovering and growth is expected to be stimulated by emerging economies, as well as also by the recovery of the United States and European Union economies. Nevertheless, the relevant macroeconomic imbalances experienced by some European countries might affect the sustainability of this trend in the medium term. The principal risks would be associated to unemployment and the deterioration of developed countries’ public finances, deepened by the anti-cyclical measures adopted during the crisis.
In a general context of economic performance improvement, Latin American financial systems continued showing strenghs, although it is expected that financial intermediation will gain dynamism maintaining a spectrum of narrowed risks.
Argentine economic performance
During 2008 and 2009, Argentina was affected by the existing global volatility, which resulted in a reduction of GDP growth rate from 7% in 2008 to 0.9% in 2009. During 2010, the economic activity improved significantly; GDP grew by 9.2%, reaching rates similar to those recorded before the 2008 global financial crisis. As a consequence of the economic downturn in 2008-2009, certain financial indicators of the financial system in general and of the Bank in particular, deteriorated.
The Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 6.0% for 2011. Expected economic growth would be supported by:
• Consumer spending: consumption has strongly recovered in 2010. In addition, consumers see our products (personal and credit card loans) as a way of hedging against inflation.
• Export levels: although the trade balance will be lower than the one registered in 2010, the result is expected to be positive.
• Record-high soy price: notwithstanding the draught affecting the Argentine farmland, the high international prices have more than set off the decrease in the harvested volumes.
• High inflation: high levels of public expenditure lead to the aggregate demand growing faster than the offer, thus producing an upward adjustment in prices.
Private sector lending
As a consequence of the 2008 global financial crisis and its impact in the local economy, the activity of financial intermediation diminished its pace of growth. During 2008 and 2009 loan growth decelerated, but recovered in 2010.
The evolution of loans to the private sector during the last three years showed a growth of 20% in 2008, 9% in 2009 and 37% of 2010, for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps.10,893 million (17%) in 2008, to Ps.11,248 million (3%) in 2009 and to Ps.15,933 million (42%) in 2010.
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

•
Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2010 was concentrated in short-term products. For example, the ratio of personal loans, overdrafts and documents to GDP has increased from 3% in June 2003 to 8% as of December 31, 2010 while long-term loans represented by mortgages and secured loans have decreased from 3% to 2% of GDP during the same period (despite substantial GDP growth during the period).

•
Stable intermediation spread. Based on the low banking penetration in Argentina, we believe that the expected loan growth mix, with a larger participation of consumer loans compared to commercial loans, will improve spreads. However, price competition could offset this effect and intermediation spreads might remain stable.

Lending portfolio credit quality
In 2008, the improvement of the financial system’s lending portfolio credit quality from previous years was interrupted by new signals of volatility. During 2009, the credit quality marginally deteriorated, more as a result of slow dynamics in private lending than as a result of an increase in delinquency. During 2010 the credit quality began to improve.
During 2008-2009 we had a slight deterioration of our portfolio; our non-performing lending level increased from 2.6% in 2008 to 3.2% in 2009. During 2010, the credit quality began to improve and the level of non-performing lending decresead to 2.1%. These figures reflect the same level and evolution registered by the financial system as a whole.
The table below reflects the portfolio credit quality of the Bank and the financial system for 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
Banco Macro
Allowances/lending (1)	3.6%	3.7%	3.1%
Non-performing lending ratio (2)	2.6%	3.2%	2.1%

Financial System
Allowances/lending (1)	2.9%	3.1%	2.4%
Non-performing lending ratio (2)	2.5%	2.8%	1.7%
Source: Central Bank

(1)
Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).

(2)
Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk”, “4—with high risk of insolvency/high risk”, “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

At the end of 2008 and during 2009 and 2010, we created additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s standards of prudence. As a result, the Bank’s coverage level reached 147.2% of the non-performing lending portfolio as of December 31, 2010.
We expect that based on our loan growth expectations and the recovery of the economy, asset quality standards should improve by the end of the year.
Organic growth complemented by strategic acquisitions
Acquisitions have fueled growth over the last years. During 2010, we acquired Banco Privado; this acquisition will enable us to serve a greater number of customers with our current structure, to complement lines of business and to achieve greater economies of scale by additionally providing Banco Privado with a more efficient financing structure and permitting its clients access to a network with a greater geographical coverage (for additional information please see “Item 4.A “Information on the Bank — History and development of the Bank”).
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
Commercial and balance sheet strategies
We have the most extensive branch network among private-sector banks in Argentina, with 94% of our branches located outside of the City of Buenos Aires. The great spreading over Argentine regional economies and the sectors that are availing themselves of the economic recovery imply a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provide us with a source of growth and low costs in its deposit base.
We will continue with the diversification and atomization strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. It also intends to stress its presence in the assistance to small- and medium-sized enterprises, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, a complete range of corporate financial services will be offered, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of its customers.

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
E. Off-Balance Sheet Arrangements
We enter into various transactions involving off-balance sheet financial instruments and we use these instruments to meet the risk management, trading and financing needs of customers or for our proprietary trading and asset and liability management purposes.
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
For additional information of financial instruments with off-balance sheet risk see note 30 to our consolidated financial statements for the year ended December 31, 2010.
F. Contractual Obligations
The following table represents our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of pesos)
Contractual obligations
Central Bank	1,877	1,452	—	—	425
Banks and international institutions	45,697	45,697	—	—	—
Corporate Bonds	636,464	16,393	197,066	—	423,005
Financing received from Argentine financial institutions	75,637	34,893	9,342	14,766	16,636
Other	1,175,106	1,093,308	2,847	237	78,714
Operating leases	75,637	27,270	30,906	12,781	4,680
Subordinated corporate bonds	598,470	2,100	—	—	596,370
Total contractual obligations	2,608,888	1,221,113	240,161	27,784	1,119,830

Commercial commitments
Lines of credit	67,020	67,020	—	—	—
Guarantees	196,876	65,289	20,642	15,031	95,914
Standby letters of credit	80,684	79,576	1,108	—	—
Total commercial commitments	344,580	211,885	21,750	15,031	95,914

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
We are managed by our Board of Directors, which is currently comprised of twelve members and four alternate members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

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
BOARD OF DIRECTORS
The following table sets forth information about the members and alternate members of our Board of Directors as of December 31, 2010:

			Year First	Year of Expiration
Name	Position	Age	Appointed	of Term
Jorge Horacio Brito	Chairman	58	2002	2011
Delfín Jorge Ezequiel Carballo	Vice Chairman	58	2002	2011
Jorge Pablo Brito	Director	31	2002	2011
Marcos Brito	Director	28	2007	2011
Juan Pablo Brito Devoto	Director	50	2002	2010
Roberto Julio Eilbaum	Director	66	2002	2010
Luis Carlos Cerolini	Director	56	2002	2010
Carlos Enrique Videla	Director	65	2002	2012
Alejandro Macfarlane	Director	45	2005	2012
Guillermo Eduardo Stanley	Director	62	2006	2012
Constanza Brito	Director	29	2007	2012
Rafael Magnanini	Director	51	2010	2012
Mario Eduardo Bartolomé	Alternate director	65	2004	2011
Ernesto Eduardo Medina	Alternate director	43	2002	2011
Delfin Federico Ezequiel Carballo	Alternate director	26	2009	2011
Fernando Raúl García Pulles	Alternate director	55	2007	2011
The following table sets forth information about the members and alternate members of our Board of Directors elected by the most recent Ordinary shareholders’ meeting held on April 26, 2011.

			Year First	Year of Expiration
Name	Position	Age	Appointed	of Term
Jorge Horacio Brito	Chairman	58	2002	2011
Delfín Jorge Ezequiel Carballo	Vice Chairman	58	2002	2011
Jorge Pablo Brito	Director	31	2002	2011
Marcos Brito	Director	28	2007	2011
Juan Pablo Brito Devoto	Director	51	2002	2013
Luis Carlos Cerolini	Director	57	2002	2013
Carlos Enrique Videla	Director	66	2002	2012
Alejandro Macfarlane	Director	45	2005	2012
Guillermo Eduardo Stanley	Director	63	2006	2012
Constanza Brito	Director	29	2007	2012
Rafael Magnanini	Director	52	2010	2012
Roberto José Feletti (1)	Director	52	2011	2013
Mario Eduardo Bartolomé	Alternate director	65	2004	2011
Ernesto Eduardo Medina	Alternate director	44	2002	2011
Delfin Federico Ezequiel Carballo	Alternate director	26	2009	2011
Fernando Raúl García Pulles	Alternate director	56	2007	2011

(1)
Roberto José Feletti was elected by ANSES, through the exercise of its cumulative voting rights. See Item 10 “Additional Information — Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.

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

SENIOR MANAGEMENT
Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented and reports to our chief executive officer and our chief financial officer. In addition, we have the following committees comprised of different directors and senior management: executive committee, internal audit committee, systems committee, senior credit committee, committee on assets and liabilities, operational risk committee, anti-money laundering committe and senior legal recovery committee.
The following table sets forth certain relevant information of our executive officers and our senior management:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	58	2002
Delfín Jorge Ezequiel Carballo	Chief Financial Officer	58	2002
Juan Pablo Brito Devoto	Chief Accounting Officer	50	2002
Jorge Pablo Brito	Coordinator of the executive committee	31	2006
Guillermo Goldberg	Deputy general manager	53	2007
Ernesto Eduardo Medina	Deputy general manager	43	2007
Jorge Francisco Scarinci	Financial and investor relations manager	40	2006
Ana María Magdalena Marcet	Credit risk manager	49	2002
Miguel Leon Gurfinkiel	Government portfolio manager	60	2006
Horacio Ricardo Sistac	Corporate banking manager	54	2005
Francisco Muro	Retail banking manager	37	2008
Brian Anthony	Distribution and sales manager	37	2005
Eduardo Roque Covello	Operations manager	53	2004
Gerardo Adrián Alvarez	Administration manager	41	2010
Daniel Hugo Violatti	Accountancy and tax manager	48	2003
Constanza Brito	Human resources and organization and processes manager	29	2005
Marcelo de la Llave	Security and fraud control manager	47	2010
Claudia Cueto	Systems manager	50	2010
Byron Fabian Arias Jaramillo	Systems security manager	31	2010
Carmen Esther Estévez	Internal audit manager	53	2002
María Milagro Medrano	Institutional relations manager	34	2002
Ernesto López	Legal manager	38	2008
Alberto Figueroa	Management control and relationship with the regulatory authorities manager	50	2009
Sebastian Palla	Investment banking manager	36	2010
Set forth below are brief biographical descriptions of the current members of our Board of Directors and our senior management. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Argentina.
Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our Board of Directors, our Chiel Executive Officer and a member of our executive committee and senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the Board of Directors of Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa, Inversora Juramento S.A.and Banco Privado de Inversiones S.A.
Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our Board of Directors, our Chief Financial Officer and a member of our executive committee, our senior credit committee, our operational risk committee and our assets and liabilities committee. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the Board of Directors of, Banco del Tucumán S.A.,Macro Securities S.A. Sociedad de Bolsa and Banco Privado de Inversiones S.A.
Jorge Pablo Brito was born on June 29, 1979. He is a member of our Board of Directors, the coordinator of our executive committee and a member of our senior credit committee, our systems committee, our assets and liabilities committee, our operational risk committee and our senior legal recovery committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the Board of Directors of Macro Warrants S.A., as vice-chairman of the Board of Directors of Inversora Juramento S.A., as director of Banco del Tucumán S.A., Sud Inversiones & Análisis S.A., Macro Securities S.A. Sociedad de Bolsa and Banco Privado de Inversiones S.A.
Marcos Brito was born on October 5, 1982. He holds an economics degree from the University Torcuato Di Tella. He is a member of our Board of Directors and a member of our assets and liabilities committee and our senior legal recovery committee. Mr. Brito also serves as director of Inversora Juramento S.A. and Banco Privado de Inversiones S.A.
Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our Board of Directors, our Chief Accounting Officer and a member of our internal audit committee, our systems committee and our senior legal recovery committee. He has been with our bank since June 1988. Mr. Brito Devoto holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Brito Devoto serves as a chairman of the Board of Directors of Macro Bank, and Sud Inversiones & Análisis S.A., as director of Banco Privado de Inversiones S.A. and as alternate director of Banco del Tucumán S.A. and Macro Securities S.A. Sociedad de Bolsa.

Luis Carlos Cerolini was born on January 27, 1954. He is a member of our Board of Directors and has been a member of the board since April 2000. He is a member of our anti-money laundering committee and our senior legal recovery committee. Mr. Cerolini holds a law degree granted by the National University of Córdoba in Argentina. Mr. Cerolini also serves as chairman of Provincanje S.A. and director of Banco del Tucumán S.A., Sud Inversiones & Análisis S.A., Macro Securities S.A. Sociedad de Bolsa, Macro Warrants S.A., Banco Privado de Inversiones S.A. and ACH S.A. Cámara Compensadora Electrónica.
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
Constanza Brito was born on October 2, 1981. She is a member of our Board of Directors and the Human Resources and Organization and Processes manager for the Bank. She is a member of our systems committee, our operational risk committee and our internal audit committee. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005. Ms. Brito also serves as director of Banco Privado de Inversiones S.A. and alternate director of Banco del Tucumán S.A.
Rafael Magnanini was born on February 10, 1959. On April 6, 2010 he has been appointed as director of the Bank. He holds a degree in agriculture engineering from the University of Buenos Aires.
Roberto José Feletti was born on October 22, 1958. Mr Felleti holds an accounting degree and a master degree in financial administration from the School of Economics of the University of Buenos Aires in Argentina. He currently serves at the Argentine Ministry of Economy as Secretary of Public Economic Policies. He is also an alternate director of Corporacion Andina de Fomento C.A.F. and member of Consejo Consultivo del Banco Latinoamericano de Exportaciones (BLADEX). He was appointed as a member of our Board of Directors on April 26, 2011.
Mario Eduardo Bartolomé was born on August 12, 1945. He is an alternate member of our Board of Directors and has served on the board since July 2004.
Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our Board of Directors, a deputy general manager and a member of our systems committee, our operational risk committee and our anti-money laundering committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina, as well as a psychology degree from the Business and Social Sciences University. Mr. Medina also serves as director of Banco del Tucumán S.A. and as alternate director of Banco Privado de Inversiones S.A.
Delfín Federico Ezequiel Carballo was born on July 4, 1984. He holds an economics degree from the University Torcuato Di Tella. He is an alternate member of our Board of Directors.
Fernando Raúl García Pulles was born on April 15, 1955. He is an alternate member of our Board of Directors and independent alternate member of our audit committee. He has a law degree and Doctor of Juridical Sciences degree, both granted by the Catholic University of Argentina. Mr. García Pulles served as Deputy Attorney General from 1991 to 1995. He is a partner of Estudio O’Farrell.
Guillermo Goldberg was born on January 31, 1957. He is our deputy general manager. He is a member of our systems committee, our asset and liabilities committee and our operational risk committee. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.
Jorge Francisco Scarinci was born on May 19, 1970. He is our financial and investor relations manager and our finance manager. He is a member of our assets and liabilities committee. Mr. Scarinci holds a degree from the School of Economics of the University of Belgrano in Argentina, a master in finance from the University of CEMA and became CFA in 2001.
Ana María Magdalena Marcet was born on February 24, 1961. She is our credit risk manager. She has been a member of our staff since December 1996. She is a member of our senior credit committee and our senior legal recovery committee. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a master in banking management from the University of CEMA, both located in Argentina.
Miguel Leon Gurfinkiel was born on December 13, 1950. He is the government portfolio manager. He has been a member of our staff since April 2006.
Horacio Ricardo Sistac was born on March 7, 1956. He is our corporate banking manager. He is a member of our assets and liabilities committee. Mr. Sistac holds a public accounting degree from the Catholic University of Buenos Aires in Argentina. Mr. Sistac has been with us since September 2005.
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
Eduardo Roque Covello was born on February 20, 1957. He is the operations manager and a member of our systems committee. Mr. Covello holds a business administration degree from the Business School in Argentina. He has been a member of our staff since January 1996.
Gerardo Adrián Alvarez was born on December 13, 1969. He is our administration manager. Mr. Alvarez holds a law degree from the University of Argentine Federal Police and a post-graduate degree in Money Laundering from University Torcuato Di Tella. He has been with us since January 2006.
Daniel Hugo Violatti was born on May 27, 1962. He is our accountancy and tax manager. He is a member of our systems committee and has been a member of our staff since December 1997. Mr. Violatti holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina.
Marcelo de la Llave was born on April 21, 1963. He is our security and fraud control manager. He holds a criminal and social sciences degree from the University of Argentine Federal Police. He has been with us since January 2006.
Claudia Cueto was born on March 22, 1960. She is our systems manager and a member of our systems committee. She holds a system degree from Universidad Argentina de la Empresa. She has been with us since August 2008.
Byron Fabian Arias Jaramillo was born on May 7, 1979. He is our system security manager and a member of our systems committee. He holds a systems engineer degree from National Technical College (Ecuador). He has been with us since July 2008.
Cármen Esther Estévez was born on April 28, 1957. She is our internal audit manager and a member of our internal audit committee. Ms. Estévez holds an accounting degree and a master degree in system audits from the School of Economics of the University of Buenos Aires in Argentina. She has been a member of our staff since October 1997.
María Milagro Medrano was born on October 27, 1976. She is our institutional relations manager and a member of our systems committee. She is an alternate director of Banco del Tucumán S.A. Ms. Medrano holds a business administration degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.
Ernesto López was born on October 5, 1972. Mr. López holds a law degree from the Law School of the University of Buenos Aires in Argentina. He is our legal manager and a member of our senior legal recovery committee. He has been a member of our staff since October 1999.
Alberto Figueroa was born on September 1, 1960. He is our management control and relationship with the regulatory authorities manager. He is a member of our operational risk committee and our anti-money laundering committee. He holds a public accounting degree from de University of Buenos Aires. He has been with us since March 2007.
Sebastian Palla was born on June 12, 1974. He is our investment banking manager. He holds a economics degree from University Torcuato Di Tella. He has been with us since February 2009.
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
The aggregate amount of compensation paid by Banco Macro and their subsidiaries to all of their directors, alternate directors and members of supervisory committe for the fiscal year 2010 was Ps.49.8 million. The aggregate amount of compensation paid by Banco Macro to its senior management for the fiscal year 2010 was Ps.15.1 million.
Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices
Corporate Governance
As a listed company on the NYSE, we are required under the rules governing listed companies to (i) comply with SEC’s requirements concerning audit committee, (ii) submit an annual written affirmation to the NYSE and interim written affirmations if applicable, (iii) disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards, and (iv) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.macro.com.ar. For further information see item 16.G.
Independence of the Members of the Board of Directors and the Supervisory Committee
The members of the Board of Directors and the supervisory committee of a public company such as us must inform the CNV within ten days from the date of their appointment whether such members of the Board of Directors or the supervisory committee are “independent”. A director shall not be considered independent in certain situations, including where a director (i) owns a 35% equity interest in a company, or a lesser interest if such director has the right to appoint one or more directors of a company (hereinafter “significant participation”) or has a significant participation in a corporation having a significant participation in the company or a significant influence in the company; (ii) depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from, a company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence; (v) directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.
Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Roberto Jose Feletti and Fernando Raúl García Pulles qualify as independent members of the Board of Directors under these criteria.
On April 26, 2011 Alejandro Almarza, Roberto Julio Eilbaum, Vivian Haydee Stenghele, Carlos Javier Piazza, Alejandro Carlos Piazza and Javier Rodrigo Siñeriz were appointed as members of our supervisory committee, all of whom, qualify as independent members.
For information on the expiration of current terms of directors see “Item 6.A”.
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
The supervisory committee has unlimited access to our books and registers and a right to request as much information as necessary for the performance of its duties.
The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2010:

			Year of	Current
Name	Position	Age	Appointment	Term Ends
Alejandro Almarza	Syndic	52	2010	April 2011
Santiago Marcelo Maidana	Syndic	80	2010	April 2011
Leonardo Pablo Cortigiani	Syndic	42	2010	April 2011
Carlos Javier Piazza	Alternate syndic	52	2010	April 2011
Horacio Della Rocca	Alternate syndic	57	2010	April 2011
Alejandro Carlos Piazza	Alternate syndic	56	2010	April 2011
The following table sets forth certain relevant information of the members of our supervisory committee elected by the Ordinary shareholders’ meeting held on April 26, 2011:

			Year of	Current
Name	Position	Age	Appointment	Term Ends
Alejandro Almarza	Syndic	53	2011	April 2012
Roberto Julio Eilbaum	Syndic	66	2011	April 2012
Vivian Haydee Stenghele (1)	Syndic	41	2011	April 2012
Carlos Javier Piazza	Alternate syndic	52	2011	April 2012
Alejandro Carlos Piazza	Alternate syndic	56	2011	April 2012
Javier Rodrigo Siñeriz (1)	Alternate syndic	40	2011	April 2012

(1)
Vivian Haydee Stenghele and Javier Rodrigo Siñeriz were elected by ANSES, through the exercise of its cumulative voting rights. See Item 10 “Additional Information — Memorandum and Articles of Association — Quorum and voting requirements” for a description of cumulative voting.

Set forth below are brief biographical descriptions of the members of our supervisory committee:
Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones & Análisis S.A., Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.
Roberto Julio Eilbaum is a syndic on our supervisory committee. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina.
Vivian Haydee Stenghele is a syndic on our supervisory committee. Ms. Stenghele holds an accounting degree from the University of Buenos Aires in Argentina. Ms. Stenghele also serves as syndic of Nucleoelectrica Argentina S.A. and Nacion Factoring S.A. and as alternate syndic of S.A. San Miguel. Ms. Stenghele is a member of the Accountants Professional Association of the City of Buenos Aires.
Carlos Javier Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion S.A. and served as alternate syndic of Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Banco Privado de Inversiones S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.
Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión S.A. and as an alternate syndic of Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A., Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.
Javier Rodrigo Siñeriz is a syndic on our supervisory committee. Mr. Siñeriz holds a law degree from the Law School of the University of Buenos Aires in Argentina. Mr. Siñeriz also serves as syndic of Pellegrini S.A. Gerente de Fondos Communes de Inversión, Nación Factoring S.A. and Intercargo SAC and as alternate syndic of Nación Leasing S.A., Nación Servicios S.A., Energia Argentina S.A., Fabrica Argentina de Aviones Brig. San Martin S.A., Lineas Aereas Federales S.A., Operadora Ferroviares SE and Tandanor SAClyN.
Audit Committee
Our audit committee is comprised of three directors, all of which have independent status according to CNV, and one alternate director, who is also independent. The Argentine independence standards under the rules of the CNV differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.
All of the members of our audit committee who were appointed through a resolution of the Board of Directors dated May 2, 2007 were elected for one-fiscal year renewable terms. They were renewed by the Board of Directors in June 6, 2008, in April 24, 2009, in May 7, 2010 and May 5, 2011.
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
The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2010:

			Year of
Name	Position	Age	Appointment	Status
Guillermo Eduardo Stanley	Chairman	62	2007	Independent
Carlos Enrique Videla	Vice Chairman	65	2007	Independent
Alejandro Macfarlane	Member	45	2007	Independent
Fernando Raúl García Pulles	Alternate Member	55	2007	Independent

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
The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2010:

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
The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2010:

Name	Position
Constanza Brito	Director
Juan Pablo Brito Devoto	Director
Carlos Enrique Videla	Director — Independent
Carmen Esther Estévez	Internal audit manager — coordinator
Systems. The systems committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.
The main functions of the systems committee are: i) oversees the proper functioning of Information Technology and Systems ii) contributes to the improvement of the information technology and systems environment effectiveness; iii) notes Systems Plan; iv) periodically evaluates the Systems Plan and reviews its compliance; v) reviews the reports issued by environmentally related audits of Information Technology and Systems and oversees the implementation of corrective actions designed to stabilize or minimize weaknesses observed; and vi) maintains timely communication with officials of the External Audit Management Systems Division of the Superintendency in relation with the problems identified in inspections and monitor actions undertaken to solve such problems. The systems committee meets quarterly and prepares a written report which details the topics discussed at each meeting, as well as the points that require further follow-up. This record is sent to the Board of Directors for their knowledge.
The following table sets forth certain relevant information of senior members of the systems committee as of December 31, 2010:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Claudia Cueto	Systems manager — coordinator
Eduardo Roque Covello	Operations manager
Brian Anthony	Distribution and Sales Manager
Constanza Brito	Human Resources and Organization and Processes manager
María Milagro Medrano	Institutional relations manager
Daniel Hugo Violatti	Accountancy and Tax manager
Byron Fabián Arias	System’s security manager
Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps. 10,000,000 and examines periodic reports related to our loan portfolio.
The following table sets forth certain relevant information of the senior members of the senior credit committee, as of December 31, 2010:

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
Ana María Magdalena Marcet	Credit Risk manager — coordinator

Committee on assets and liabilities. The committee on assets and liabilities is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to the Bank’s liquidity, market, interest rate and currency risks.
The following table sets forth certain relevant information of the senior members of our committee on assets and liabilities as of December 31, 2010:

Name	Position
Delfin Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Director
Roberto Julio Eilbaum (1)	Director
Guillermo Goldberg	Deputy general manager
Jorge Francisco Scarinci	Financial and Investor relations manager — coordinator
Brian Anthony	Distribution and Sales manager
Horacio Ricardo Sistac	Corporate banking manager
Francisco Muro	Retail banking manager
Marcos Brito	Director

(1)	As from April 26, 2011 Mr. Eilbaum is no longer a Director.
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
The following table sets forth the name and positions of the senior members of our operational risk committee as of December 31, 2010:

Name	Position
Jorge Pablo Brito	Director
Constanza Brito	Director
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Alberto Figueroa	Management Control manager
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
The following table sets forth certain relevant information of the senior members of our anti-money laundering committee as of December 31, 2010:

Name	Position
Luis Carlos Cerolini	Director
Roberto Julio Eilbaum (1)	Director
Ernesto Eduardo Medina	Deputy general manager
Alberto Figueroa	Management Control manager

(1)	As from April 26, 2011 Mr. Eilbaum is no longer a Director.
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

The following table sets forth certain relevant information of the senior members of our Senior Legal Recovery committee as of December 31, 2010:

Name	Position
Luis Carlos Cerolini	Director
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Ernesto López	Legal manager-coordinator
Ana María Magdalena Marcet	Credit Risk manager
Marcos Brito	Director
D. Employees
As of December 31, 2010 we had 8,209 employees, 38% of whom worked at our headquarters and the remaining 62% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2008	2009	2010
Headquarters	2,805	2,775	3,081
Branches	5,168	5,088	5,128
Total	7,973	7,863	8,209
E. Share Ownership
As of December 31, 2010, the persons who are currently members of our Board of Directors, our supervisory committee or are our senior management held as a group 237,320,185 shares of our capital stock. This represented approximately 40% of our outstanding capital stock as of such date and 44% of the voting rights. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Carlos Cerolini and Carlos Enrique Videla, no member of our Board of Directors, the Supervisory Committee or senior management directly or beneficially owned shares as of December 31, 2010.
The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors, our Supervisory Committee and members of senior management as of December 31, 2010:

	Number of Class A	Number of Class B	Percentage of	Percentage of
Shareholder Name	shares owned	shares owned	Capital stock (%)	Voting rights(%)
Jorge Horacio Brito	5,362,889	115,140,594	20.27%	22.20%
Delfín Jorge Ezequiel Carballo	4,895,416	106,605,523	18.76%	20.50%
Juan Pablo Brito Devoto	281,590	5,020,799	0.89%	1.01%
Luis Carlos Cerolini	—	7,500	0.00%	0.00%
Carlos Enrique Videla	5,874	—	0.00%	0.00%
Total	10,545,769	226,774,416	39.92%	43.71%
As of March 31, 2011, the persons who are currently members of our Board of Directors, our Supervisory Committee or are our senior management held as a group a total of 235,919,314 shares of our capital stock. This represented approximately 40% of our outstanding capital stock and 43% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Carlos Cerolini and Carlos Enrique Videla, no member of our Board of Directors, the Supervisory Committee or senior management directly or beneficially owned shares as of March 31, 2011.
The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors, our supervisory committee and members of senior management, as of March 31, 2011:

	Number of Class A	Number of Class B	Percentage of	Percentage of
Shareholder Name	shares owned	shares owned	Capital stock (%)	Voting rights(%)
Jorge Horacio Brito	5,362,889	114,443,904	20.15%	22.09%
Delfín Jorge Ezequiel Carballo	4,895,416	105,908,833	18.64%	20.39%
Juan Pablo Brito Devoto	281,590	5,020,799	0.89%	1.01%
Luis Carlos Cerolini	—	9	0.00%	0.00%
Carlos Enrique Videla	5,874	—	0.00%	0.00%
Total	10,545,769	225,373,545	39.68%	43.49%

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
As of December 31, 2010, we had 594,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 583,249,498 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2010:

	Number of	Number of
	Class A shares	Class B shares		Percentage of		Percentage of
Shareholder Name	owned	owned	Total	capital stock (%)		Voting rights (%)
ANSES	—	182,210,297	182,210,297	30.65%		28.50%
Jorge Horacio Brito	5,362,889	115,140,594	120,503,483	20.27%		22.20%
Delfín Jorge Ezequiel Carballo	4,895,416	106,605,523	111,500,939	18.76%		20.50%
Other Shareholders	977,365	179,293,084	180,270,449	30.32	%(1)	28.80%
Total	11,235,670	583,249,498	594,485,168	100.00%		100.00%

(1)	The 24.91% of capital stock is held in the form of ADSs issued by The Bank of New York.
As of March 31, 2011, we had 594,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 583,249,498 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.
The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2011:

	Number of	Number of
	Class A shares	Class B shares		Percentage of		Percentage of
Shareholder Name	owned	owned	Total	capital stock (%)		Voting rights (%)
ANSES	—	182,210,297	182,210,297	30.65%		28.50%
Jorge Horacio Brito	5,362,889	114,443,904	119,806,793	20.15%		22.09%
Delfín Jorge Ezequiel Carballo	4,895,416	105,908,833	110,804,249	18.64%		20.39%
Other Shareholders	977,365	180,686,464	181,663,829	30.56	%(1)	29.02%
Total	11,235,670	583,249,498	594,485,168	100.00%		100.00%

(1)	The 24.76% of capital stock is held in the form of ADSs issued by The Bank of New York.
The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, since December 31, 2007:

	Outstanding Capital Stock
Date	(Ps.)	Event	Major Shareholders
December 31, 2007	683,943,437		Jorge H. Brito 18.87%
			Delfín Jorge Ezequiel Carballo 16.80%

February 29, 2008	683,978,973	Capital Increase (1)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.56%

December 31, 2008	683,978,973	Transfer of shares (2)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.56%
			ANSES 26.62%

April 30, 2009	623,978,973	Capital Decrease (3)	Jorge H. Brito 20.11%
			Delfín Jorge Ezequiel Carballo 18.15%
			ANSES 29.18%

September 30, 2009	594,485,168	Capital Increase/Decrease (4) (5)	Jorge H. Brito 20.78%
			Delfín Jorge Ezequiel Carballo 19.05%
			ANSES 30.62%

December 31, 2010	594,485,168		Jorge H. Brito 20.27%
			Delfín Jorge Ezequiel Carballo 18.76%
			ANSES 30.65%

(1)
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

(2)
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

(3)
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

(4)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel, in the merger process with such bank.

(5)
Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of ARS 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (3) above. On September 10, 2009, the Bank’s general ordinary and extraordinary shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. Subsequently, the BCBA and the CNV approved such capital reduction, the IGJ recorded it and the Central Bank acknowledged it.

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
For the years ended December 31, 2010, 2009 and 2008 an aggregate of Ps .55.0 million, 15.7 million and Ps. 17.8 million, respectively, in financial assistance granted by us (including loans, leasing and guarantees granted) was outstanding to related parties. The single largest amount of financial assistance outstanding as of December 31, 2010 was a dollar denominated loan by total amount of Ps. 18.7 million to Inversora Juramento S.A. with an average dollar interest rate of 3.30%. All of these loans (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.
Likewise, as of December 31, 2010, 2009 and 2008, the deposits made by related parties to the Bank amounted to Ps. 181.0 million, Ps. 124.4 million and Ps. 67.1 million, respectively.
For further information regarding related parties transactions see note 8 to our consolidated financial statements for the year ended December 31, 2010.
C. Interest of experts and counsel
Not applicable.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18 and our audited consolidated financial statements as of December 31, 2010 included in this annual report.
Legal Proceedings
We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.
For further information regarding Legal proceedings see note 16 “Tax claims” to our consolidated financial statements for the year ended December 31, 2010.
Dividend Policy
Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.
The following table sets forth the cash dividends paid to our shareholders in 2003 through 2010. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

			Aggregate Dividend
		Dividends per Share	Payment
Based on financial statements for year ended December 31,	Payment Dates	(in pesos)	(in millions of pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3

(1)	For the fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.

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
The Superintendency will review the ability of the Bank to distribute dividends upon the Bank’s requests for its approval. Such request has to be filed within 30 business days prior to the shareholders meeting that will resolve the approval of the annual financial statements. The Superintendency will authorize the distribution of dividends when none of the following circumstances are verified during the month preceding the request for the payment of dividends:
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
Any distribution of dividends will be authorized only to the extent the Bank complies with the minimum capital and minimum cash requirements calculated considering the proposed distribution and any applicable adjustment established by the regulations in force.
We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010.
Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our audited consolidated financial statements as of and for the three years ended December 31, 2010.
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
Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. We have not been able to make payment of dividends within this term in connection with fiscal years 2008 and 2009 due to Central Bank’s delay in granting its approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends.
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

Personal assets tax
Our shareholders approved the absorption of personal asset tax by us for the fiscal year 2010. There can be no assurance that in the future this tax will be absorbed by the Bank. For more information, see “Item 10. Additional Information—E.Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs—Personal Assets Tax”.
B. Significant Changes
Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9.	The Offer and Listing
A. Offer and listing details
The table below shows the high and low market prices in pesos for our Class B shares on the BCBA for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low

2011:

April	18.40	15.40
March	17.90	16.00
February	19.00	16.35
January	21.40	18.35

2010:
December	22.50	19.10
November	21.00	19.00

2010	22.50	9.40
2009	12.65	3.36
2008	8.46	2.12
2007	12.30	7.20
2006	9.51	5.32

2010
4th quarter	22.50	16.95
3rd quarter	18.70	11.60
2nd quarter	12.65	9.60
1st quarter	12.65	9.40

2009
4th quarter	12.65	9.20
3rd quarter	9.29	5.90
2nd quarter	6.55	3.74
1st quarter	4.19	3.36

Source:	BCBA Bulletin.
The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro (1)	High	Low

2011:

April	43.74	35.95
March	42.04	38.21
February	46.84	38.65
January	51.94	44.98

2010:
December	56.57	47.88
November	53.73	47.55

2010	56.57	23.74
2009	33.85	8.72
2008	26.67	4.92
2007	39.11	22.40
2006	31.96	18.35

2010
4th quarter	56.57	42.83
3rd quarter	47.46	28.99
2nd quarter	32.31	24.58
1st quarter	32.77	23.74

2009
4th quarter	33.85	23.95
3rd quarter	24.46	15.19
2nd quarter	17.27	9.63
1st quarter	12.83	8.72

Source:	Reuters

(1)	The Bank was first listed on NYSE in March 2006

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
We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of Bahía Blanca, Province of Buenos Aires, Argentina, under No. 1154 of Book 2, Folio 75 of Estatutos . We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996 under No. 9777 of Book 119, Volume A of sociedades anónimas A translation of our bylaws has been filed as an exhibit to our 2009 annual report on form 20-F filed on June 1, 2010.
As of December 31, 2010, our capital stock consists of Ps. 594,485,168, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 583,249,498 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.
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

Election of directors
Currently, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than twelve directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.
Anti-takeover provisions
Our bylaws do not contain any provision that would (i) oblige us to disclose information regarding our shareholders; and (ii) have the effect of delaying, deferring or preventing a change in control, the last of which may happen only in the event of a merger, acquisition or public offering for acquisition.
Tender offer regime
Optional mandatory tender offer regime in the case of a change in control
Mandatory tender offer or exchange in Argentina
We elected to automatically become subject to the optional mandatory tender offer regime under Decree 677/2001 regarding transparency in a public offering (Regimen de Transparencia de la Oferta Públíca). In this context, the regulation provides that in certain circumstances a tender offer (“oferta pública de adquisción” or OPA) with respect to some or all of the outstanding shares as described below must be launched. Pursuant to such regulation, the relevant circumstances include anyone intending to purchase, either directly or indirectly, for cash, either individually or collectively, either in one act or in a series of successive acts during a period of 90 consecutive days, a number of voting shares, subscription rights or stock options, negotiable securities or similar securities which directly or indirectly, and by computing the prior holding of such person, may entitle such person to subscribe, purchase or convert voting shares, shares entitled to or that once exercised grant the right to a “significant share” in the voting capital stock and/or in the votes of a company having publicly traded shares. In such cases, the OPA must be launched by the prospective purchaser within 10 days of having made the decision to participate in such offer, except in those cases expressly mentioned in the CNV rules.
Such obligation is not applicable in cases where the acquisition of the significant share does not imply the acquisition of the company’s control. It also does not apply in cases where there is a change of control as a consequence of a corporate reorganization, merger or split-off. However, the regulation is applicable in certain cases of indirect acquisitions by means of a merger of the purchaser with the controlling shareholding company of the affected company or the taking of control of such controlling shareholding company.
Concept of a “Significant Share”
The regulations establish a duty to effect an offer with respect to a part or all of the outstanding shares depending on the percentage of the capital stock or relating to the votes to be acquired. Decree 677/2001 establishes that in no circumstance can a “significant share” be less than 35% of the capital stock and/or the votes of the affected company. The regulations provide for the following duties relating to the OPA:
•
Whenever the goal is to acquire participation rights equal to or greater than 35% of the capital stock and/or the company’s votes, the offer must be made for a number of securities that would enable the purchaser to acquire at least 50% of the voting capital stock of the affected company.

•
Whenever an entity already holds participation rights equal to or greater than 35% of the voting capital stock and/or the company’s votes but less than 51% of such rights, and the intention is to increase such share of the affected company’s capital stock at least 6% during a 12-month period, the offer shall be made on the number of securities representing at least 10% of the voting capital stock of the affected company.

•
Whenever participation rights equal to or greater than 51% of the voting capital stock and/or the company’s votes are sought, the offer shall be made for the number of securities that would enable the purchaser to obtain 100% of the voting capital stock of the affected company. The application of this stipulation shall have priority over the stipulations discussed in the preceding paragraphs.

Determination of the price of the OPA in the case of a change in control
The price shall determined by the offeror with the following exceptions:
Whenever the purchaser would have purchased other securities related to the offering in the prior 90 consecutive days beginning as of the date the price was announced, the price cannot be lower than the highest price the purchaser would have paid in such transactions.

Whenever the purchaser would have obtained firm sales commitments from the controlling shareholder or other shareholders with the right to take part in the public offering, the price cannot be lower than the price provided for in such commitments.
The CNV can authorize different offering prices in the hypothetical situation that the assignment of control goes hand in hand with indemnity or warrant clauses on a certain risk or deferred payment stated in the financial statements of the affected company, by virtue of the controlling party’s shareholdings. Such difference cannot exceed 20%.
Penalties for breach
Without prejudice to the penalties established by the CNV, the regulation provides that anyone purchasing shares of a company in violation of such regime cannot exercise their political rights derived from the shares thus purchased, or that may be hereinafter purchased without launching the relevant OPA, and if exercised, the agreements shall be considered void for administrative purposes. Should a resale of the purchased shares occur in violation of the regime, the new purchaser of such shares may only exercise the political rights corresponding to them if the purchase was made in good faith, and provided the purchaser does not maintain any of the relationships with the transferor that are established in the regulation.
Tender offer regime in the case of a voluntary withdrawal from the public offering and listing system in Argentina
Decree 677/2001 and its regulation also established that when a company, whose shares are publicly offered and listed in Argentina, agrees to voluntary withdraw from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares and/or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting. The public offering can only be made as a purchase and sale and the consideration must be cash.
The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in section 221 of the Argentine Companies Law and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.
Determination of the price of the OPA in the case of a voluntary withdrawal from the public offering and listing system in Argentina
The price offered should be an equitable price, as such, one must consider the following relevant criteria:
•	The equity value of the shares, taking into account a special financial statement for the withdrawal from the public offering system and/or listing.
•	The value of the company, in accordance with discounted cash flow criteria and/or ratios applicable to comparable businesses or companies.
•	The company’s liquidation value.
•
Average quotation prices on the stock exchange where the shares are listed during the six month period immediately preceding the withdrawal application, no matter the number of sessions necessary for such negotiation.

•
The consideration offered beforehand, or the placement of the new shares, in the event that a public offering has been made with regard to the same shares or if new_shares have been issued, if applicable, during the last year, to be counted as of the date of the agreement for the withdrawal application.

Under no circumstances can the price offered be lower than the average quotation price discussed in this paragraph.
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
C. Material Contracts
During the past two years we did not enter into or become a party to any contract that is required to be disclosed under this item.

D. Exchange controls
Exchange rates
On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the peso to float. The shortage of U.S. dollars and their heightened demand caused the peso to further devalue significantly in the first half of 2002 reaching a value of Ps. 3,8675 per US$1.00 in June 2002.
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

	Exchange Rates
	High	Low	Average (1)	Period-end
2006	3.1072	3.0305	3.0741	3.0695
2007	3.1797	3.0553	3.1156	3.1510
2008	3.4537	3.0128	3.1614	3.4537
2009	3.8545	3.4497	3.7301	3.7967
2010	3.9857	3.7942	3.9127	3.9758
November 2010	3.9840	3.9567	3.9676	3.9840
December 2010	3.9857	3.9732	3.9776	3.9758
January 2011	4.0008	3.9715	3.9813	4.0008
February 2011	4.0305	4.0088	4.0220	4.0305
March 2011	4.0520	4.0288	4.0372	4.0520
April 2011	4.0837	4.0495	4.0655	4.0805

Source:	Central Bank

(1)	Based on daily closing price.
Exchange controls
In 2001 and 2002, the Central Bank, among other restrictive measures, restricted the inflow and outflow of foreign currency into and from Argentina without its prior approval. Since then, the Argentine government has substantially eased these restrictions but dual controls are still in place. Pursuant to such restrictions, new indebtedness and debt refinancings with non-Argentine residents from the private sector entered into the local foreign exchange market must be mandatory settled into through the local exchange market (i.e., be transferred into Argentina and exchanged for Argentine pesos) and must have a term of at least 365 calendar days as from the settlement date of such funds, among others.
Additionally, currently applicable foreign exchange regulations prohibit the prepayment of any such indebtedness before the expiration of such 365-day term, irrespective of the payment method and whether or not payment includes a foreign exchange trade in the local market. The following transactions are exempted from this restriction: (i) foreign trade financings; (ii) purchase of primary stock and debt security issuances through public offerings and listed on self-regulated markets; and (iii) foreign financial indebtedness, provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used for the purchase of foreign currency to cancel principal on foreign debt and/or to invest in long term foreign assets; or (b) they have an average term of not less than two years (including payments of principal and interest for purposes of the calculation), and to the extent they are applied to the net purchase of fixed assets, as defined by Argentine GAAP.
As a result, any inflow of funds to the local foreign exchange market arising from, but not limited to: (i) foreign indebtedness, except in the above-mentioned instances; (ii) primary stock issuances of companies residing in Argentina not made pursuant to public offerings and not listed on self-regulated markets, or secondary issuances of such stock, to the extent they do not constitute foreign direct investments (i.e., represent at least a 10% interest in the local company); (iii) non-resident portfolio investments to hold Argentine currency and assets and liabilities in the financial and non-financial private sector, to the extent they do not arise from the primary subscription of debt securities issued pursuant to a public offering and listed on a self-regulated market and/or the primary subscription of stock of companies residing in Argentina pursuant to a public offering and listed on a self-regulated market; and (iv) non-resident portfolio investments to purchase any right on securities issued by the public sector in the over-the-counter market, must comply with the following requirements, among others:
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
As of the date hereof, original maturity of certain debt securities issued pursuant to a primary public offering and listed on a self-regulated market shall be exempt from the minimum stay period of 365 calendar days for purposes of purchasing foreign currency to repay such debt. Although the proceeds received by us from the issuance and sale of notes under our notes program are subject to mandatory settlement into Argentina, they are not subject to the mandatory 30% deposit or the aforementioned 365-day stay period.

E. Taxation
Material U.S. federal income tax considerations relating to our Class B shares and ADSs
The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder, and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:
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
We are uncertain whether we currently are a passive foreign investment company (a “PFIC”) or will be a PFIC in a future tax year. As discussed below under “Passive Foreign Investment Companies”, the application of the PFIC rules to banks is unclear under present federal U.S. federal income tax law. A determination that we are a PFIC generally will result in unfavorable consequences to a U.S. holder. You should carefully consider the discussion under “Passive Foreign Investment Companies” and consult your own tax advisor regarding the consequences of investing in a PFIC. Unless otherwise noted, the following discussion assumes that we are not a PFIC.
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
Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs before January 1, 2013 will be subject to taxation at a maximum rate of 15% under current law if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance recently issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance. See below for a discussion of our potential PFIC classification.
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
A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income”. U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the common shares will be treated as foreign source income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the common shares. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS.
Taxation of Capital Gains. Deposits and withdrawals of Class B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
In general, gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Argentine tax) on the taxable disposition and such U.S. holder’s adjusted basis in the Class B shares or the ADSs. Capital gains of certain non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation, which rates currently are scheduled to increase on January 1, 2013. For example, for capital assets held for over one year, the maximum rate of tax under current law generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

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
A U.S. holder may mitigate these effects by electing mark-to-market treatment for its ADSs or Class B shares, provided the relevant shares constitute “marketable stock” as defined in Treasury regulations. Our ADSs and our Class B shares will be “marketable stock” if they are “regularly traded” on a “qualified exchange or other market”. The term “qualified exchange or other market” includes the NYSE. Our ADSs will be “regularly traded” if they are traded on at least 15 days during each calendar quarter, other than in de minimis quantities. No assurance can be provided that our ADSs will be characterized as regularly traded on a qualified exchange or other market for this purpose. Our Class B shares will be treated as listed on a “qualified exchange or other market” for purposes of the relevant Treasury regulations if the exchange on which they are listed has sufficient trading volume, listing, financial disclosure and surveillance, is regulated or supervised by a governmental authority of the country in which the market is located, and meets certain other characteristics. It is unclear whether the BCBA would meet these requirements and whether there would be sufficient trading of the Class B shares for the Class B shares to be characterized as “regularly traded”. It is therefore unclear whether a U.S. holder would be able to elect mark-to-market treatment for the Class B shares.
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
Material Argentine tax considerations relating to our Class B shares and ADSs
The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs.
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

•
Local entities. Capital gains obtained by Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of our Class B shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of our Class B shares or ADSs can be offset against the same type of income, for a five-year period.

Personal assets tax. Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional , or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

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
Other taxes: There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs, except for the province of Buenos Aires. In such jurisdiction, there is a tax on free transmission of goods, including inheritance, legacies, donations, etc. Since January 2011, the tax rates have been set between 4% and 21.925% according to the taxable base and the degree of kinship involved. Free transmission of Class B shares or ADSs could be subject to this tax.
In addition, turnover tax could be applicable to Argentine residents on the transfer of Class B shares.
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
The following table shows the 5-day 99% confidence VaR for the Bank combined trading portfolios for the last two years (in millions of pesos):

	2009	2010

Minimum	39.8	36.6
Maximum	67.2	72.5
Average	56.8	57.1
December 31	39.8	55.9
In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. The main source of our VaR was during 2010 the foreign exchange portfolio.
The following tables show the VaR for trading portfolio by categories for the last two years (in millions of pesos):

Currency risk for foreign exchange position	2009	2010

Minimum	18.2	19.6
Maximum	37.0	41.1
Average	29.3	29.2
December 31	22.0	19.7

Market risk for securities position	2009	2010

Minimum	12.9	12.9
Maximum	45.2	44.0
Average	27.5	27.9
December 31	17.8	36.2
Equity and Commodity Price Risk
Equity and commodity risks are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.
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

The following table shows the 3-month 99% confidence VaR for the Bank combined interest rate position for last two years (in millions of pesos):

	2009	2010
Minimum	198.3	180.1
Maximum	261.2	283.5
Average	227.8	243.8
December 31	198.3	283.5
For additional information regarding markert risk management see note 17 to our audited consolidated financial statements for the year ended December 31, 2010.

Item 12.	Description of Securities Other Than Equity Securities
A- Not applicable
B- Not applicable
C- Not applicable
D — American Depositary Shares
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

Persons depositing or withdrawing shares may be request to pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)
•     Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs US$02 (or less) per ADS (or portion thereof)	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders • Any cash distribution to ADS registered holders

Registration fees	• Registration of transfer of shares on our stock registry to or from the name of the depositary or its nominee or the custodian, or its nominee when making deposits or withdrawals
Expenses of the depositary	• Cable, telex and facsimile transmissions
• Conversion of foreign currencies into U.S. dollars
Taxes and other governmental charges the depositary or the custodian, have to pay on any ADS or share underlying an ADS	• As necessary
Any charges incurred by the depositary or its agents, including the custodian, for servicing the deposited securities	• As necessary
Fees and Direct and Indirect Payments Made by the Depositary to us
Past Fees and Payments
During 2010, we received from the depositary a reimbursement of US $75,000 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by us during the year ended December 31, 2009. In addition, the depositary waived the cost of various support services that it provided to us.
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

We are expecting to receive from the depositary reimbursements for expenses incurred by us during the year ended December 31, 2010 by an amount of approximately US$200,000.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2010. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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
The Bank’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2010 the Bank’s internal control over financial reporting was effective.
The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2010, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.
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
Sarmiento 447
City of Buenos Aires
We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
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
In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 of BANCO MACRO S.A. and its subsidiaries, and our report dated May 17, 2011 expressed an unqualified opinion thereon.
City of Buenos Aires,
May 17, 2011
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
CARLOS M. SZPUNAR
Partner
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
The Board of Directors has determined that Guillermo Eduardo Stanley, independent member of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”.

Item 16B.	Code of Ethics
In addition to the general code of conduct that applies to all of our employees, we have adopted a code of ethics that applies to directors and senior management, including specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions. The text of our code of ethics for our principal executive officers and principal financial and accounting officer and controller is posted on our web site at: www.macro.com.ar/scp/codigoEtica.asp. There has been no change in our Code of Ethics during the period covered by this annual report.

Item 16C.	Principal Accountant Fees and Services
Fees Paid to the Bank’s Principal Accountant
Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2009 and 2010 are detailed below.

Thousands of pesos	2009	2010

Audit Fees	9,380	9,413
Audit Related Fees	240	276
Tax Fees	—	—
All Other Fees	—	51
Total	9,620	9,740
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

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

303A.01-Independent Directors- Listed companies must have a majority of independent directors on its Board of Directors.	Neither Argentine law nor our by-laws require us to have a majority of independent directors.

303A.02-Independence Tests- This section establishes general standards to determine directors’ independence.	Pursuant to General Resolution No. 368/01 of the CNV, as amended (T.O. 2001), a director is not independent if such director is:
(a)  No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).The Board of Directors is also required to identify which directors are independent and disclose the basis for that determination.

(b)  In addition, a director is not independent if:

       A.  the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO or other executive officer;

       B.  the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

       C.   (i) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (ii) the director has an immediate family member who is a current partner of such firm; (iii) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;

       D.  the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;
       E.  the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million, or 2% of such other company’s consolidated gross revenues.

There is a three-year “look-back” period before non-independent directors can be considered independent.

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and anyone (other than domestic employees) who share such person’s home.

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
Neither Argentine law nor our by-laws require the establishment of a nominating/corporate governance committee. Although our by-laws provide the possibility to create a nominating/corporate governance committee, the Bank does not have a nominating/corporate governance committee.

Directors are nominated and appointed by the shareholders.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

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
(a)  The audit committee must have a minimum of three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements set out in Section 303A.02.

(b)  The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(c)(iii)(A)-H) of the NYSE Manual.

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

(c)  303A.07(c) provides that each listed company must have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

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

303A.08-Shareholder Approval of Equity Compensation Plans- Shareholders must be given the opportunity to vote on equity -compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans as set forth in the NYSE rules.
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

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

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
PART III

Item 17.	Financial Statements
We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements
See pages F-1 through F-100 of this annual report.

Item 19.	Exhibits
EXHIBIT INDEX

Exhibit Number		Description

1.1		Amended and Restated Bylaws of the Bank, as amended on April 21, 2009 is incorporated by reference to the annual report on Form 20-f filed on June 1st, 2010 (File No. 001-32827).

2.1
Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8		See Note 4.1 to our audited consolidated financial statements for information regarding our subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.
By:	/s/ Jorge Horacio Brito
	Name:	Jorge Horacio Brito
	Title:	Chief Executive Officer
Date: May 17, 2011

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2010, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
BANCO MACRO S.A. and subsidiaries
Sarmiento 447
City of Buenos Aires
We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 32 to the consolidated financial statements).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 17, 2011 expressed an unqualified opinion thereon.
City of Buenos Aires,
May 17, 2011
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global
CARLOS M. SZPUNAR
            Partner

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Figures stated in thousands of pesos)

	2010	2009 (1)
ASSETS

CASH
Cash on hand	1,406,971	1,304,922
Due from banks and correspondents
Central Bank of Argentina	3,089,851	2,910,020
Local Others	17,446	11,454
Foreign	687,487	789,559
Other	249	237

	5,202,004	5,016,192

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts	—	659,371
Holdings for trading or financial intermediation	532,582	464,851
Government securities under repo transactions with Central Bank or Argentina	2,299,088	1,046,220
Unlisted government securities	175,053	79,449
Instruments issued by the Central Bank of Argentina	4,005,766	4,650,421
Investments in listed private securities	17,588	773
Less: Allowances	(3)	(44)

	7,030,074	6,901,041

LOANS
To the non-financial government sector	336,430	206,484
To the financial sector
Interbank financing	110,100	50,000
Other financing to Argentine financial institutions	45,100	40,442
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	501	474
To the non-financial private sector and foreign residents
Overdrafts	2,032,986	1,436,292
Documents	1,805,226	1,412,551
Mortgage loans	902,734	746,762
Pledged loans	347,321	262,508
Personal loans	5,802,442	4,006,592
Credit cards	1,553,183	950,098
Other	3,302,223	2,271,756
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	216,888	182,168
Less: Unposted payments	—	(29)
Less: Unearned discount	(30,121)	(21,246)
Less: Allowances	(514,910)	(448,045)

	15,910,103	11,096,807

(1)	See Note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Figures stated in thousands of pesos)

	2010	2009 (1)
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	2,545,880	1,284,709
Amounts receivable from spot and forward sales pending settlement	248,714	37,042
Securities and foreign currency receivable from spot and forward purchases pending settlement	77,567	536,560
Unlisted corporate bonds	279,306	123,793
Receivables from forward transactions without delivery of underlying asset	2,840	5,295
Other receivables not covered by debtors classification standards	642,223	635,280
Other receivables covered by debtors classification standards	40,280	41,835
Less: Allowances	(237,513)	(231,219)

	3,599,297	2,433,295

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	249,081	271,470
Accrued interest and adjustments	4,339	6,230
Less: Allowances	(6,021)	(3,649)

	247,399	274,051

INVESTMENTS IN OTHER COMPANIES
In financial institutions	557	531
Other	10,789	10,925
Less: Allowances	(1,676)	(1,497)

	9,670	9,959

OTHER RECEIVABLES
Receivables from sale of assets	7,229	12,231
Minimum presumed income tax — Tax credit	—	10,280
Other	605,691	357,483
Accrued interest and adjustments on receivables from sale of assets	330	481
Other accrued interest and adjustments	290	—
Less: Allowances	(16,529)	(13,980)

	597,011	366,495

BANK PREMISES AND EQUIPMENT, NET	445,531	433,625

OTHER ASSETS	181,256	114,342

INTANGIBLE ASSETS
Goodwill	100,945	55,045
Organization and development costs, including Differences due to court orders	196,352	155,529

	297,297	210,574

ITEMS PENDING ALLOCATION	4,765	2,857

TOTAL ASSETS	33,524,407	26,859,238

(1)	See Note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Figures stated in thousands of pesos)

	2010	2009 (1)
LIABILITIES

DEPOSITS
From the non-financial government sector	5,216,109	3,613,924
From the financial sector	15,776	14,052
From the non-financial private sector and foreign residents
Checking accounts	4,178,758	3,275,826
Savings accounts	4,526,697	3,445,577
Time deposits	8,714,101	7,711,471
Investment accounts	178,010	52,286
Other	518,807	416,503
Accrued interest, adjustments, foreign exchange and quoted price differences payables	59,135	63,227

	23,407,393	18,592,866

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina — Other	1,877	1,897
Banks and international institutions	45,506	219,743
Non-subordinated Corporate Bonds	620,071	601,016
Amounts payable for spot and forward purchases pending settlement	93,609	492,183
Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,561,740	1,076,047
Put options sold premiums	398	80
Financing received from Argentine financial institutions
Interbank financing	30,068	145,000
Other financing received from Argentine financial institutions	17,278	18,957
Accrued interest payables	25	78
Forward transactions amounts pending settlement without delivery of underlying asset	755	—
Other	1,173,873	732,686
Accrued interest, adjustments, foreign exchange and quoted price differences payables	46,083	50,383

	4,591,283	3,338,070

OTHER LIABILITIES
Fees	447	624
Other	633,244	883,458

	633,691	884,082

PROVISIONS	105,830	88,275

SUBORDINATED CORPORATE BONDS	598,470	572,473

ITEMS PENDING ALLOCATION	7,399	3,987

MINORITY INTEREST IN SUBSIDIARIES	27,499	20,684

TOTAL LIABILITIES	29,371,565	23,500,437

SHAREHOLDERS’ EQUITY	4,152,842	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,524,407	26,859,238

(1)	See Note 4.2. to the accompanying consolidated financial statements.
The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
MEMORANDUM ACCOUNTS
(Figures stated in thousands of pesos)

	2010	2009 (1)

DEBIT-BALANCE ACCOUNTS	15,219,447	12,204,355

Contingent	5,542,009	4,430,261
Guarantees received	5,197,200	3,963,188
Other not covered by debtors classification standards	229	359
Contingent debit-balance contra accounts	344,580	466,714

Control	7,835,246	6,152,834
Receivables classified as irrecoverable	845,119	797,220
Other	6,745,666	5,094,428
Control debit-balance contra accounts	244,461	261,186

Derivatives	1,022,181	1,033,601
Notional value of put options taken	—	25,229
Notional value of forward transactions without delivery of underlying asset	555,897	461,234
Interest rate swap	157,066	157,917
Derivatives debit-balance contra accounts	309,218	389,221

Trust activity	820,011	587,659
Trust funds	820,011	587,659

(1)	See Note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
MEMORANDUM ACCOUNTS
(Figures stated in thousands of pesos)

	2010	2009 (1)

CREDIT-BALANCE ACCOUNTS	(15,219,447)	(12,204,355)

Contingent	(5,542,009)	(4,430,261)
Credit lines granted (unused portion) covered by debtors classification standards	(57,533)	—
Other guarantees provided covered by debtors classification standards	(66,192)	(85,213)
Other guarantees provided not covered by debtors classification standards	(130,684)	(130,826)
Other covered by debtors classification standards	(90,171)	(250,675)
Contingent credit-balance contra accounts	(5,197,429)	(3,963,547)

Control	(7,835,246)	(6,152,834)
Checks to be credited	(244,461)	(261,186)
Control credit-balance contra accounts	(7,590,785)	(5,891,648)

Derivatives	(1,022,181)	(1,033,601)
Notional value of call options sold	(17,587)	(32,905)
Notional value of put options sold	(54,780)	(69,900)
Notional value of forward transactions without delivery of underlying asset	(236,851)	(286,416)
Derivatives credit-balance contra accounts	(712,963)	(644,380)

Trust activity	(820,011)	(587,659)
Trust activity credit-balance contra accounts	(820,011)	(587,659)

(1)	See Note 4.2. to the accompanying consolidated financial statements.
The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Figures stated in thousands of pesos)

	2010	2009 (1)	2008 (1)
FINANCIAL INCOME
Interest on cash and due from banks	275	363	7,010
Interest on loans to the financial sector	13,668	7,491	15,584
Interest on overdrafts	278,851	340,275	357,215
Interest on documents	146,321	195,069	184,852
Interest on mortgage loans	112,498	104,016	97,057
Interest on pledged loans	51,258	55,081	64,499
Interest on credit card loans	210,058	183,369	117,952
Interest on financial leases	42,991	49,433	73,481
Interest on other loans	1,538,828	1,243,788	1,032,837
Interest on other receivables from financial intermediation	966	74	14,416
Income from government and private securities, net	988,707	1,370,981	641,299
Income from guaranteed loans — Presidential Decree No. 1,387/01	62,053	7,232	37,043
Net income from options	616	—	261
CER (Benchmark Stabilization Coefficient) adjustment	46,176	18,652	70,477
CVS (Salary Variation Coefficient) adjustment	688	728	818
Difference in quoted prices of gold and foreign currency	160,209	133,731	143,094
Other	74,275	150,169	171,965

	3,728,438	3,860,452	3,029,860

FINANCIAL EXPENSE
Interest on checking accounts	4,073	16,423	17,708
Interest on savings accounts	19,639	17,094	14,534
Interest on time deposits	954,465	1,146,013	933,881
Interest on interfinancing received loans (received call)	4,444	2,679	3,909
Interest on other financing from financial institutions	6	62	28
Interest on other liabilities from financial intermediation	62,889	81,510	91,083
Interest on subordinated bonds	57,381	54,874	47,523
Other interest	1,961	2,692	8,762
Net expense from options	—	1	—
CER adjustment	4,890	4,341	32,946
Contribution to Deposit Guarantee Fund	35,151	30,038	25,945
Other	185,271	155,880	165,743

	1,330,170	1,511,607	1,342,062

GROSS INTERMEDIATION MARGIN — GAIN	2,398,268	2,348,845	1,687,798

PROVISION FOR LOAN LOSSES	215,040	197,512	297,606

SERVICE-CHARGE INCOME
Related to lending transactions	96,574	60,741	63,669
Related to deposits	816,100	669,564	587,259
Other commissions	31,084	29,136	23,695
Other	380,783	290,834	217,077

	1,324,541	1,050,275	891,700

(1)	See Note 4.2. to the accompanying consolidated financial statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Figures stated in thousands of pesos)

	2010	2009 (1)	2008 (1)
SERVICE-CHARGE EXPENSE
Commissions	80,233	59,216	54,215
Other	205,132	167,383	118,186

	285,365	226,599	172,401

ADMINISTRATIVE EXPENSES
Personnel expenses	1,233,898	966,963	798,236
Directors’ and statutory auditors’ fees	59,391	36,413	26,941
Other professional fees	81,169	65,533	55,012
Advertising and publicity	63,437	46,861	53,178
Taxes	102,547	79,784	70,994
Depreciation of equipment	58,285	53,993	50,543
Amortization of organization costs	43,273	33,317	25,557
Other operating expenses	248,430	216,128	170,926
Other	26,884	23,428	18,615

	1,917,314	1,522,420	1,270,002

NET INCOME FROM FINANCIAL INTERMEDIATION	1,305,090	1,452,589	839,489

OTHER INCOME
Income from long-term investments	6,168	7,618	25,847
Penalty interest	26,775	23,884	14,982
Recovered loans and allowances reversed	69,981	46,921	94,490
CER adjustment	107	74	95
Other	64,492	43,480	53,036

	167,523	121,977	188,450

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	20	20	181
Charge for other receivables uncollectibility and other allowances	32,517	21,275	37,242
Amortization of differences from deposits dollarization	17,475	20,633	29,509
Depreciation and loss of other assets	3,662	6,847	2,151
Goodwill amortization	10,305	8,432	8,439
Other	25,561	101,087	25,806

	89,540	158,294	103,328

MINORITY INTEREST IN SUBSIDIARIES	(6,868)	(5,092)	(3,354)

INCOME BEFORE INCOME TAX	1,376,205	1,411,180	921,257

INCOME TAX	365,775	659,250	261,207

NET INCOME FOR THE FISCAL YEAR	1,010,430	751,930	660,050

NET INCOME PER SHARE (2) — stated in pesos	1.70	1.26	1.00

(1)	See Note 4.2. to the accompanying consolidated financial statements.

(2)	See Note 9. to the accompanying consolidated financial statements.
The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these statements.

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital	Stock	to		Special
	stock	issuance	Shareholders’		Corporate		Unappropriated
Changes	(1)	premium	equity	Legal	Bonds	Voluntary	earnings (1)	Total

Balances as of December 31, 2007	685,127	398,750	4,511	382,705	—	211	1,241,716	2,713,020

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 29,2008:

- Legal reserve				99,038			(99,038)
- Cash dividends (2)							(170,995)	(170,995)
- Special reserve — Corporate Bonds (3)					46,083		(46,083)

Reversal of Special Reserve - Corporate Bonds (3)					(46,083)		46,083

Own shares reacquired (4)							(380,164)	(380,164)

Net income for the fiscal year							660,050	660,050

Balances as of December 31, 2008	685,127	398,750	4,511	481,743	—	211	1,251,569	2,821,911

Own shares reacquired (4)							(56,665)	(56,665)

Capital Stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (4)	(60,000)						60,000

Capital stock decrease approved by the Shareholders’ meeting of September 10, 2009 (4)	(30,642)						30,642

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on May, 12,2009:

- Legal reserve				132,010			(132,010)
- Cash dividends (2)							(148,335)	(148,335)
- Special reserve — Corporate Bonds (3)					50,510		(50,510)
- Tax on Personal Assets							(10,040)	(10,040)

Reversal of Special Reserve - Corporate Bonds (3)					(50,510)		50,510

Net income for the fiscal year							751,930	751,930

Balances as of December 31, 2009	594,485	398,750	4,511	613,753	—	211	1,747,091	3,358,801

(Contd.)
BANCO MACRO S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
	Capital	Stock	to		Special
	stock	issuance	shareholders’		Corporate		Unappropriated
Changes	(1)	premium	equity	Legal	Bonds	Voluntary	earnings (1)	Total

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 6,2010:

- Legal reserve				150,387			(150,387)
- Cash dividends (2)							(208,070)	(208,070)
- Special reserve — Corporate Bonds (3)					55,527		(55,527)
- Tax on Personal Assets							(8,319)	(8,319)

Reversal of Special Reserve - Corporate Bonds (3)					(55,527)		55,527

Net income for the fiscal year							1,010,430	1,010,430

Balances as of December 31, 2010	594,485	398,750	4,511	764,140	—	211	2,390,745	4,152,842

(1)
Includes the retroactive accounting effects of legal merger of Nuevo Banco Bisel S.A. mentioned in Note 3.6. The legal capital structure is described in Note 9. to the accompanying consolidated financial statements. See Notes 3.6 and 4.2 to the accompanying consolidated financial statements.

(2)	Through resolutions of April 11, 2008, September 4, 2009 and May 28, 2010, respectively, the Central Bank authorized the above mentioned cash dividends distribution.

(3)	See Note 10. to the accompanying consolidated financial statements

(4)	See Notes 4.4.q.2) and 9. to the accompanying consolidated financial statements
The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Figures stated in thousands of pesos)

	2010	2009 (1)	2008 (1)
Changes in cash and cash equivalents
Cash and cash equivalents at beginning of fiscal year	5,396,063	3,523,897	3,117,426
Cash and cash equivalents at end of fiscal year	5,990,480	5,396,063	3,523,897

Net increase in cash and cash equivalents	594,417	1,872,166	406,471

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments):
- Government and private securities	3,131,177	(516,662)	80,038
- Loans
- to the financial sector	(51,069)	(2,801)	95,190
- to the non-financial government sector	(24,793)	58,098	66,026
- to the non-financial private sector and foreign residents	(2,224,016)	1,630,838	236,273
- Other receivables from financial intermediation	(1,769,683)	(228,120)	(53,947)
- Receivables from financial leases	67,018	170,624	85,202
- Deposits
- from the financial sector	1,725	(8,386)	10,705
- from the non-financial government sector	1,531,907	(532,281)	1,981,008
- from the non-financial private sector and foreign residents	2,011,260	2,083,281	(668,310)
- Other liabilities from financial intermediation
- financing facilities from the financial sector (received calls)	(119,490)	117,083	(866)
- others (except liabilities included under financing activities)	188,107	475,800	(91,712)
Collections related to service-change income	1,312,098	1,043,723	882,354
Payments related to service-charge expenses	(278,375)	(220,860)	(168,091)
Administrative expenses paid	(1,780,237)	(1,405,088)	(1,120,663)
Payments of organization and development expenses	(79,155)	(44,144)	(45,258)
Net collections from penalty interest	26,756	23,874	14,801
Differences from payments related to court orders	(20,570)	(30,327)	(16,733)
Collections of dividends from other companies	6,369	6,397	26,939
Other collections/(payments) related to other income and losses	64,149	(25,351)	(12,831)
Net (payments) / collections from other operating activities	(115,183)	(38,934)	6,636
Payment of income tax / minimum presumed income tax	(726,269)	(350,396)	(81,967)

Net cash flows generated in operating activities	1,151,726	2,206,368	1,224,794

Investing activities
Net payments for bank premises and equipment	(57,434)	(34,329)	(72,819)
Net (payments) / collections for other assets	(69,191)	(1,080)	23,731
Payments from purchases of investments in other companies	(91,857)	—	(635)
Collections from sales of investments in other companies	—	150	922
Other collections/(payments) for investing activities	12,077	(8,138)	5,032

Net cash flows used in investing activities	(206,405)	(43,397)	(43,769)

Financing activities
Net (payments) / collections:
- Non-subordinated corporate bonds	(56,372)	(108,424)	(133,211)
- Central Bank of Argentina
- Other	(19)	(76,814)	(79,206)
- Banks and International Institutions	(176,042)	(22,318)	47,204
- Subordinated corporate bonds	(58,827)	(56,225)	(18,397)
- Financing received from Argentine financial institutions	(1,685)	(5,171)	(63,489)
Payment of dividends	(208,124)	(148,350)	(171,004)
Other payments from financing activities
- Own shares reacquired	—	(56,665)	(380,164)

Net cash flows used in financing activities	(501,069)	(473,967)	(798,267)

Financial income and holding gains on cash and cash equivalents	150,165	183,162	23,713

Net increase in cash and cash equivalents	594,417	1,872,166	406,471

(1)	See Note 4.2. to the accompanying consolidated financial statements.
The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these statements

BANCO MACRO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
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
Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.
Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started to acquire entities and assets and liabilities during the privatization of provincial and other banks.
In 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. (see Note 3.6), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.
During fiscal years 2006 and 2010, Banco Macro S.A. acquired control of Banco del Tucumán S.A., and Banco Privado de Inversiones S.A. (see Note 3.7), respectively.
The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.
In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos SGFCI S.A.
The chart showing the organizational structure as of December 31, 2010 is disclosed in Note 4.1. with the percentages indicating the ownership in each subsidiary.
2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK
The financial and capital markets
During the year 2008 the financial markets of the world’s leading countries were rocked by volatility, lack of liquidity and credit. Consequently, a worldwide economic deceleration was evidenced by stock indexes on international markets. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility. However, they have not fully recovered and there are still high volatility levels.
In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end. Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility. Subsequently, during the second quarter of 2010, the Argentine Government restructured of the government debt that had not been restructured upon the 2005 exchange.
The accompanying consolidated financial statements should be read considering the circumstances previously mentioned.

BANCO MACRO S.A. AND SUBSIDIARIES
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
As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.
Taken into account the Central Bank rules (see Note 4.4.l.2)), as of December 31, 2010, and 2009, the Bank booked in “Intangible assets” the amounts of 54,680 and 50,532, respectively, net of related amortizations, with respect to the payments and provisions made by the bank in relation to the previous order.
Additionally, as of December 31, 2010 and 2009, the Bank recorded the additional liability (representing the difference between the original deposit and the amount capitalized as intangible asset) related to such regulation under the “Provisions” account in the amount of 14,473 and 19,979, respectively. Considering what has been mentioned in Note 4.4.l.2), the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.
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
As of December 31, 2010 and 2009, the deposits of the Misiones Provincial Government amounted to 900,550 and 458,678 (including 67,177 and 61,159 related to court deposits), respectively.
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
As of December 31, 2010 and 2009, the deposits of the Salta Provincial Government amounted to 719,785 and 259,912 (including 108,853 and 111,370 related to court deposits), respectively.

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
Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.
As of December 31, 2010 and 2009, the deposits of the Jujuy Provincial Government amounted to 516,077 and 347,028 (including 61,182 and 54,815 related to court deposits), respectively.
3.4.	Agreements with Tucumán Provincial and Municipal Governments
Banco del Tucumán S. A. executed special-relationship agreements with the Government of the Province of Tucumán and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.
In addition, on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.
As of December 31, 2010 and 2009, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 874,498 and 426,832 (including 298,841 and 271,381 related to court deposits), respectively.
3.5.	Uniones Transitorias de Empresas (joint ventures)
a)	Banco Macro S.A. — Siemens Itron Business Services S.A.
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
On October 22, 2004, the Bank entered into a joint venture agreement with Montamat & Asociados S.R.L under the name “BMB M&A — Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.
c)	Banco Macro S.A. — Gestiva S.A.
On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. — Gestiva S.A. — Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.
As of December 31, 2010, and 2009, the net assets of such joint ventures recorded in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 7,797 and 3,996, respectively.
Also, as of December 31, 2010, 2009 and 2008 the net income recorded through the method mentioned in the previous paragraph, amounted to 18,487, 7,334 and 7,139 respectively.
3.6.	Legal merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement”, which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also Notes 4.2. and 7.1.e)).

BANCO MACRO S.A. AND SUBSIDIARIES

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

Under Central Bank rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.

3.7.	Banco Privado de Inversiones S.A

On March 30, 2010, the Bank entered into an agreement to purchase 100% of the shares of Banco Privado de Inversiones S.A.

On September 9, 2010, the Central Bank issued Resolution 198/2010 whereby it stated that there are no objections for Banco Macro S.A. to acquire 100% of Banco Privado de Inversiones S.A. capital stock and to transfer 1% thereof to Sud Inversiones y Análisis S.A. and 1% to Macro Securities S.A. Sociedad de Bolsa.

On September 20, 2010, 100% of the capital stock of Banco Privado de Inversiones S.A. was transferred to the Bank, which paid USD 23.3 million, out of which, USD 10.4 million is related to an escrowed amount, as provided in the purchase agreement mentioned above.

As of such date, Banco Privado de Inversiones S.A’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders’ equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which arises from the difference between the total price of the transaction and Banco Privado de Inversiones S.A.’s shareholders’ equity as of such date, which will be amortized in ten years pursuant to Central Bank rules.

On September 22, 2010, the Bank made an irrevocable capital contribution of 50,000 to Banco Privado de Inversiones S.A. as provided in Resolution No. 443 of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency) dated September 15, 2010.

At the date of issuance of these consolidated financial statements, the National Commission of Competition Defense has not issued an authorization in this respect.

On December 20, 2010, Banco Macro S.A. sold 366,590 of Banco Privado de Inversiones S.A. common shares to Sud Inversiones y Análisis S.A. and another 366,590 to Macro Securities S.A. Sociedad de Bolsa for a total amount of 740. Consequently, as of December 31, 2010, Banco Macro S.A. holds 98% of Banco Privado de Inversiones S.A.’s capital stock.

BANCO MACRO S.A. AND SUBSIDIARIES
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
Under Central Bank’s rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas — Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

					Equity Investment amounts
	Shares		Percentage held of		as of
			Capital		December 31,	December 31,
Company	Class	Number	Stock	Votes	2010	2009

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	243,810	182,755

Banco Privado de Inversiones S.A. (a)	Common	35,925,820	99.985%	99.985%	84,454	—

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	184,060	164,576

Macro Securities S.A. Sociedad de Bolsa (c) y (d)	Common	12,776,680	99.921%	99.921%	26,914	28,374

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	13,155	14,509

Macro Fondos SGFCI S.A.	Common	327,183	99.936%	99.936%	1,765	1,503

(a)	Banco Macro S.A.’s indirect equity interest derives from Sud Inversiones y Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 1,038).

(c)	Consolidated with Macro Fondos SGFCI S.A.

(d)	The indirect equity interest of Banco Macro S.A comes from Sud Inversiones & Análisis S.A.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) were conformed to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)    Assets and liabilities were translated at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the years ended December 31, 2010 and 2009.

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

The consolidated financial statements as of December 31, 2010, are presented comparatively with those of December 31, 2009 and 2008.

By means of Communiqués “A” 5,047, “A” 5,094 as supplemented, the Central Bank introduced amendments to the valuation and disclosure methods applicable to financial leases and to the disclosure methods for holdings of government securities issued in Argentine pesos, resulting from reverse repurchase agreements executed with the Central Bank, respectively. As a result, certain accounts and items on the balance sheet, the statements of income, changes in shareholders’ equity and cash flows as of December 31, 2010, as well as certain supplementary information, were reclassified due to the application of such communiqués and had no impact whatsoever on shareholders’ equity or income (loss) in prior years.

Additionally, and mainly as a result of the legal merger of Nuevo Banco Bisel S.A. described in Note 3.6., the Bank made certain reclassifications in the consolidated financial statements as of December 31, 2008, so as to make them comparable with the current consolidated financial statements.

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

The Bank’s consolidated financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

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

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2010, and 2009, were:
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

b)	Government and private securities:
b.1)	Listed government securities — Holdings in special investment accounts:

As of December 31, 2009, in accordance with the provisions of Central Bank Communiqués “A” 4,676 and 4,861, as supplemented, the Bank chose to classify certain holdings as “Special investment accounts”. Those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification.

Additionally, when the market value of these holdings was lower than the value defined above, the accrual of the internal rate of return was recorded in an offset account until the book value equals the market value.

b.2)	Listed government securities — Holdings for trading or intermediation transactions and repurchase agreements:

They were valued at the quoted price of each security effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

b.3)	Unlisted government securities:

As of December 31, 2010, and 2009, as set forth in Central Bank Communiqué “A” 4,898, as supplemented, the holdings of government securities without volatility (active market in accordance with Central Bank rules) and included in the list of current securities disseminated by Central Bank were valued at the higher of the present value disseminated by Central Bank and the book value of the prior month.

When the present value of these holdings is lower than their book value, the accrual of interest will be recorded in an offset account created to such end until the book value equals the present value.

b.4)	Listed instruments issued by the Central Bank:

Holdings in the proprietary portfolio and those received from repurchase agreements were valued according to the effective quoted market value for each instrument on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

BANCO MACRO S.A. AND SUBSIDIARIES
b.5)	Unlisted instruments issued by the Central Bank:

As provided in Central Bank Communiqué “A” 4,414, as supplemented, the holdings in the proprietary portfolio and those received from repurchase agreements, were valued at acquisition cost plus interest accrued as of each year-end, exponentially applying the internal rate of return as per their issue terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for each year.

c)	Guaranteed loans — Presidential Decree No. 1,387/01:

As of December 31, 2010, and 2009, as set forth in Central Bank Communiqué “A” 4,898, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the higher of the present value disseminated by Central Bank and the book value of the prior month (net of the offset account and services collected).

When the present value of these holdings is lower than their book value, the accrual of interest will be recorded in an offset account created to such end until the book value equals the present value.

In addition, in 2009, the Bank entered into exchange agreements whereby it exchanged the guaranteed loans for a book value of 296,893 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for the same amount. These transactions did not have any effects in the income statement.

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

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:
e.1)	Holdings in special investment accounts and unlisted government securities: as explained in Note 4.4.b.1) and 4.4.b.3), respectively.

e.2)	Guaranteed loans: as explained in Note 4.4.c).

e.3)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of each year.
f)	Allowance for loan losses and provision for granted guarantees:

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

The recovery of receivables previously classified under “Debit-balance control memorandum accounts — Receivables classified as irrecoverable” are recorded directly to income.

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

ii)	Unlisted: they were valued as provided by Central Bank Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.
h.3)	Securities to be received for repurchase agreement and to be delivered for reverse repurchase agreement:
i)
Listed: they were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

ii)	Unlisted: they were valued as provided by Central Bank Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.
h.4)	Debt securities and certificates of participation in financial trusts:
i)
Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 4.4.a), as the case may be.

ii)
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the cost of shareholders’ equity of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of redemptions. As of December 31, 2010, and 2009, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iii)
Other certificates of participation: they were stated at amortized cost value increased, as the case may be, by interest accrued until the last business day of each year, translated into pesos according to the method described in Note 4.4.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.
h.5)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4,414 and supplementary regulations.

BANCO MACRO S.A. AND SUBSIDIARIES
h.6)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of each year-end, translated into pesos pursuant to the method described in Note 4.4.a), as the case may be.
i)	Receivables from financial leases:

They were valued at the net investment in the lease less unearned income and calculate in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

j)	Investments in other companies:
j.1)	In non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:
i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 4.3.
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

l.2)
Differences due to court orders (amparos) — Not included for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

BANCO MACRO S.A. AND SUBSIDIARIES
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
In all cases, see also Note 30.
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
r.1)
Accounts reflecting monetary transactions occurred in the fiscal years ended December 31, 2010, 2009 and 2008 (financial income and expenses, service-charge income and service-charge expenses, provision for loan losses, administrative expenses, etc.), were computed at their historical amounts on a monthly accrual basis.

r.2)	Accounts reflecting the effects of the sale, retirement or consumption of non-monetary assets were computed on the basis of restated amounts of such assets, restated as mentioned in Note 4.3.

BANCO MACRO S.A. AND SUBSIDIARIES
s)	Statement of cash flows:

The Bank considers cash and cash equivalents to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash and cash equivalent” item on the Statement of cash flows with the related balance sheet accounts as of December 31, 2010, 2009 and 2008:

	2010	2009	2008

Cash	5,202,004	5,016,192	3,523,897

Government and private securities

Holdings for trading or financial intermediation	198,790	379,871	—

Instruments issued by Central Bank of Argentina	589,686	—	—

Cash and cash equivalents	5,990,480	5,396,063	3,523,897

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)
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
As of December 31, 2010, 2009 and 2008, the Bank accrued income tax expense of 365,775, 659,250 and 261,207, respectively.
As of December 31, 2009, the Bank maintained a total amount of 10,280 for minimum presumed income tax credit under “Other receivables”. Such credit was considered as an asset because the Bank estimated that it will be used within 10 years, as established by Central Bank Communiqué “A” 4,295, as supplemented. The Bank used the tax credit as of December 31, 2009 in 2010.
In addition as of December 31, 2010 and 2009, the Bank made income tax prepayments for 334,846 and 173,927, respectively, which were recorded in the “Other receivables” account.
6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN ARGENTINA
The CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted the technical resolutions and interpretations issued by FACPCE governing board through Technical Resolution No. 27. As of the date of issue of these financial statements, the CPCECABA had not approved Technical Resolutions No. 28 and 29 issued by the FACPCE.
These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank deemed significant to these consolidated financial statements, are as follows:

BANCO MACRO S.A. AND SUBSIDIARIES
6.1.	Valuation standards

	Adjustments under professional
	accounting standards to equity
Item	2010	2009	2008

Government securities and assistance to the government sector (a)

Holdings in special investment accounts	—	237,913	(31,557)

Holdings of unlisted government securities	17,279	9,160	(21,639)

Unlisted instruments issued by the Central Bank	(18,427)	(2,392)	(33,776)

Guaranteed loans — Presidential Decree No. 1,387/01	(14,806)	8,805	(259,617)

Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(119,165)	(127,663)	(101,467)

Other	(71,453)	(69,547)	(62,443)

Intangible assets — Organization and development expenses (c)	(53,544)	(50,378)	(40,090)

Other receivables from financial intermediation (d)	—	—	27,633

Deferred assets — Income tax (e)	40,131	46,667	78,009

Other assets (f)	1,680	2,832	3,560

Liabilities — Provisions (g)	(51,362)	(51,413)	(46,923)

Total	(269,667)	3,984	(488,310)

a)
Government securities and assistance to the government sector: they are valued in accordance with the regulations and standards issued by the Argentine Government and Central Bank described in Notes 4.4.b.1), 4.4.b.3), 4.4.b.5) and 4.4.c). According to professional accounting standards, those holdings booked in special investment accounts for which the Bank does not show intention of keeping through their maturity and holdings of unlisted government securities and instruments issued by the Central Bank, should be valued at their market value, whereas holdings of guaranteed loans should be valued at their present value. Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared. During 2010 considering the favorable market situation and improvements in conditions of the assets recorded in special investment accounts, the Bank has sold a significant part of such.

b)
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

c)
Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to professional accounting standards, the above mentioned amounts are charged to expense and the book value of surpluses paid should decrease to their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

d)
Other receivables from financial intermediation: as of December 31, 2008, the Bank recorded 29,105 under “Other receivables from financial intermediation” — nonsubordinated corporate bonds issued by the Bank itself, mentioned in Note 10.b.2) and b.3), respectively, valued as mentioned in Note 4.4.h.5), and 56,738 under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof valued as mentioned in Note 4.4.h.6). According to professional accounting standards, such repurchase corporate bonds should be considered settled. Consequently, liability as of December 31, 2008, would have decrease by 27,633.

e)
Income tax: the Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

f)
Other assets: the Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

g)
Liabilities: the Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards would have been applied, the Bank’s shareholders’ equity as of December 31, 2010, 2009 and 2008, would have decreased by around 269,667, increased by around 3,984 and decreased by around 488,310, respectively. Consequently, income for the years ended December 31, 2010, 2009 and 2008, would have decreased by around 273,651, would have increased by around 492,294 and would have decrease by around 177,179, respectively.
6.2.	Disclosure aspects

There are certain disclosure differences between the criteria established by Central Bank and Argentine professional accounting standards.

BANCO MACRO S.A. AND SUBSIDIARIES
7.	RESTRICTED AND PLEDGED ASSETS
As of December 31, 2010, and 2009, the following Bank’s assets are restricted:
7.1)	Government and private securities :
a)
Secured Bonds under Presidential Decree No. 1,579/02 for 40,598 and 24,945 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “Paso San Francisco” public work, in accordance with the Note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
Central Bank Notes (NOBACs) of 22,097 and 27,128 (for a face value of 21,410 and 26,700), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 7,844 and 13,146 (for a face value of 7,600 and 13,000), respectively, used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for an amount of 5,501 and 10,591 (for a face value of 5,330 and 10,424), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE).

e)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 79,200 and 66,428 (for a face value of 80,000), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

f)	Other government and private securities for 1,462 and 2,820, respectively.
7.2)	Loans:
Agreements for loans backed by pledges and unsecured loans for 2,599 and 9,876, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.
7.3)	Other receivables from financial intermediation:
a)	Special guarantee checking accounts opened at the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 287,135 and 242,426, respectively.

b)
Contributions to the mutual guarantee association Risk Fund of Garantizar SGR for 10,170 and 10,000 respectively, resulting from contributions made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval SGR for 5,622 and 5,368, respectively, resulting from a contribution made by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

d)	As of December 31, 2010 it keeps certain amounts related to credit card customers consumptions abroad as securities amounting to 1,257.

BANCO MACRO S.A. AND SUBSIDIARIES
7.4)	Investments in other companies:
a)	As of December 31, 2010, and 2009, this includes other investments in other companies in the amount of 1,453.
7.5)	Other receivables:
a)	It carries as guaranty mainly transactions carried out on institutional markets, credit card transactions, trust activities and lease guaranties amounting to 42,276 and 30,008, respectively.
b)	Other security deposits for 15,539 and 10,277, respectively.
8.	TRANSACTIONS WITH RELATED PARTIES
Banco Macro S.A.’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

				Macro	Other
		Banco		Securities	subsidiaries
	Banco del	Privado de	Macro	S.A.	and related
	Tucumán	Inversiones	Bank	Sociedad	parties	Total	Total
	S.A.	S.A.	Limited	de Bolsa	(1)	2010	2009

ASSETS

Cash	—	—	3,090	—	—	3,090	2,996

Loans	—	—	—	—	51,676	51,676	13,216

Other receivables from financial intermediation	120,401	—	—	5,050	—	125,451	70,105

Receivables from financial leases	—	—	—	—	2,124	2,124	2,462

Other receivables	25	1,251	—	—	—	1,276	14,700

Items pending allocation	83	—	—	—	—	83	4

Total assets	120,509	1,251	3,090	5,050	53,800	183,700	103,483

LIABILITIES

Deposits	—	92	16,991	7,085	181,483	205,651	130,490

Other liabilities from financial intermediation	120,151	—	—	8,628	—	128,779	70,180

Other liabilities	—	—	—	—	—	—	64

Total liabilities	120,151	92	16,991	15,713	181,483	334,430	200,734

MEMORANDUM ACCOUNTS

Debit balance accounts — Contingent	—	—	—	—	1,162	1,162	—

Debit balance accounts — Control	—	—	125,051	—	257,237	382,288	432,639

Credit balance accounts — Contingent	923	—	—	2,213	—	3,136	40,180

Credit balance accounts — Derivatives (2)	—	—	—	—	99,413	99,413	—

BANCO MACRO S.A. AND SUBSIDIARIES

				Macro	Other
		Banco		Securities	subsidiaries
	Banco del	Privado de	Macro	S.A.	and related
	Tucumán	Inversiones	Bank	Sociedad	parties		Total	Total	Total
	S.A.	S.A.	Limited	de Bolsa	(1)		2010	2009	2008
INCOME (LOSS)

Financial income	2	44	—	—	2,855	(2)	2,901	2,794	6,407

Financial expense	(3,300)	(121)	—	—	(3,099)		(6,520)	(5,025)	(4,134)

Service-charge income	30	5	12	52	1,050		1,149	545	235

Other income	6,427	—	—	—	—		6,427	5,899	8,068

Total income / (loss)	3,159	(72)	12	52	806		3,957	4,213	10,576

(1)
Related to receivables from and payables to other related parties to the Bank in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2010, 2009 and 2008, although there is no position for these transactions, the net intermediation income from such transaction generated earnings for the year of around 32, 113 and 311, respectively.

9. CAPITAL STOCK
As of December 31, 2010, 2009 and 2008, the legal capital structure without considering the retroactive accounting effects of the legal merger of Nuevo Banco Bisel S.A. mentioned in Note 3.6., is as follows:

SHARES			CAPITAL STOCK
		Votes		Pending
		per	Issued and	issuance or	In
Class	Number	share	outstanding	distribution	treasury	Paid-in
Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock	672,743,303	1	672,743	—	—	672,743
Acquired Registered Class B shares of common stock	—	1	(75,542)	—	75,542	—

Total 2008	683,978,973		608,437	—	75,542	683,979

Acquired Registered Class B shares of common stock	—	1	(15,100)	—	15,100	—
Capital stock decrease — Registered Class B shares of common stock (1)	(60,000,000)	1	—	—	(60,000)	(60,000)
Capital stock increase — Registered Class B shares of common stock (2)	1,147,887	1	1,148	—	—	1,148
Capital stock decrease — Registered Class B shares of common stock (3)	(30,641,692)	1	—	—	(30,642)	(30,642)

Total 2009	594,485,168		594,485	—	—	594,485

BANCO MACRO S.A. AND SUBSIDIARIES

SHARES			CAPITAL STOCK
		Votes		Pending
		per	Issued and	issuance or	In
Class	Number	share	outstanding	distribution	treasury	Paid-in
As of December 31, 2010:
Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock	583,249,498	1	583,249	—	—	583,249

Total 2010	594,485,168		594,485	—	—	594,485

(1)
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

(2)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the legal merger process of that bank (see also Note 3.6.).

(3)
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

In addition, net income per common share for the fiscal years ended December 31, 2010, 2009 and 2008, was computed by dividing net income by the weighted average number of outstanding common shares for each year.

10.	CORPORATE BONDS ISSUANCE
The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

				Remaining of
	Original face			face value as of		As of December, 31
Class	value			12/31/2010		2010	2009

Subordinated	USD	4,000,000	a)		—	—	963
Subordinated — Class 1	USD	150,000,000	b.1)	USD	150,000,000	598,470	571,510
Non-subordinated — Class 2	USD	150,000,000	b.2)	USD	106,395,000	437,986	418,257
Non-subordinated — Class 3	USD	100,000,000	b.3)	USD	63,995,000	198,478	198,478

Total						1,234,934	1,189,208

BANCO MACRO S.A. AND SUBSIDIARIES
Maturities of the corporate bonds as of December 31, 2010, are as follows:

Fiscal Year	Amounts

2011	18,493
2012	197,066
2017	423,005
2036	596,370

Total	1,234,934

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

The installments of the corporate bonds were paid by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

On August 2, 2010, the Bank settled the last installment in the amount of USD 200,000 (original value).
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

BANCO MACRO S.A. AND SUBSIDIARIES
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

Because of the macroeconomic context and fluctuations that the capital market went through in general, as of December 31, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000 of Class 2 and 3, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,291 (69,071 for the year ended December 31, 2009 and the remaining amount is related to prior years).

On April 26, 2011 the Bank’s shareholders’ meeting approved the increase of the maximum aggregate principal amount of our Global Medium-Term Note Program from USD 700 million up to USD 1,000 million (or its equivalent in other currencies).

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

As of December 31, 2010, and 2009, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,214 and 14,359, respectively.

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

As of December 31, 2010 and 2009, the loans portfolio managed amounts to 42,603 and 43,238, respectively.
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

As of December 31, 2010 and 2009, the loans portfolio managed amounts to 62,885 and 78,911, respectively.
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

As of December 31, 2010 and 2009, the portfolio managed by the Bank amounted to 99,833 and 114,328, respectively.
e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.
As of December 31, 2010 and 2009, the portfolio managed by the Bank for principal and accrued interest amounted to 58,467 and 58,863, respectively.
f)	In addition, as of December 31, 2010 and 2009, the Bank had under its management other portfolios for total amounts of 84,936 and 93,344, respectively.
11.2.	Mutual Funds

As of December 31, 2010, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds (FCI):

		Shareholders’
Fund	Shares of interest	equity	Assets (a)

Pionero Pesos	397,491,205	567,379	375,088
Pionero Renta Ahorro	34,921,271	57,561	56,904
Pionero Latam	1,671,391	8,004	10,608
Pionero FF – Fideicomiso Financieros	25,003,634	36,101	36,016
Pionero Renta	36,771,835	131,399	130,527
Pionero Acciones	1,251,979	4,183	3,926
Pionero Renta Dólares	6,653,558	13,350	12,253
Pionero América	342,851	1,678	1,608
Galileo Event Driven FCI	16,000,624	121,823	118,104
Galileo Argentina FCI	4,105,386	24,692	24,281

Total	524,213,734	966,170	769,315

(a)
“Memorandum accounts – Debit-balance accounts – Control – Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

BANCO MACRO S.A. AND SUBSIDIARIES
12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.9891% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10,060 of April 4, 2011.

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

As of December 31, 2010 and 2009, the amounts recorded in the Bank’s consolidated financial statements for certificates of participation (net of allowances for 231,184 and 224,193, respectively) and debt securities held in financial trusts under “Other receivables from financial intermediation — Other receivables not covered by debtors classification regulations”, amounted to:

Financial trust	2010	2009

Certificates of participation:

TST & AF (a)	97,181	46,733
Tucumán (b)	63	25,163
Luján (c)	—	77,348
Others (d)	23,255	16,727

Subtotal certificates of participation	120,499	165,971

Debt securities:

Underwriting agreements (e)	54,566	70,645
San Isidro (f)	87,920	82,925
Created by Decree 976-01 (g)	51,763	31,570
Galtrust (h)	32,874	—
Chubut oil & gas royalties (i)	24,313	—
Others	9,023	21,647

Subtotal debt securities	260,459	206,787

Total interest in trusts (1)	380,958	372,758

(1)	See also Note 22.

BANCO MACRO S.A. AND SUBSIDIARIES
(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Sud Inversiones y Análisis S.A.

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

As of December 31, 2010 and 2009, Banco Macro S.A. is the beneficiary of 100% and 50% of the certificates of participation issued by the trust, respectively.
As per the latest accounting information available to date, corpus assets amounted to about 93,908.
(b)	Tucumán Trust

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

Tucumán Trust issued certificates of participation Class “A”, with characteristics of debt securities and Class “B” (subordinated to Class “A”). The unanimous vote of all certificates of participation is required to control the trust (some of them with characteristics of debt securities).

As of December 31, 2007, Banco Macro S.A. held the Class “A” certificates. On June 6, 2008, partial settlements of the Tucuman Trust’s certificates were made by the Trust. In addition Banco Macro S.A. acquired the rest of Class “B” certificates. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As of December 31, 2010, only class B certificates, entitled to the Trust equity, were pending payment.
As per the latest accounting information available to date, corpus assets (mainly, loans granted) amounted to about 8,744.
This trust will end with the full settlement of the certificates of participation.
(c)	Luján Trust
On May 20, 2003, the Luján trust was created for the purpose reduce the credit risk of the financing granted by Banco Macro S.A. to Federalia S.A. de Finanzas.
The trust issued different classes of certificates of participation, all of them entitled to vote but with different economic rights (some of them with characteristics of debt securities).
The main asset managed by the trust involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

BANCO MACRO S.A. AND SUBSIDIARIES

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

On December 3, 2010, the Bank executed an agreement to sell 100% of the trust’s certificates, in two cash installments. On December 17, 2010, the first installment was paid, with the second installment falling due on May 30, 2011.

(d)	Others

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued. As of December 31, 2010, and 2009, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(e)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond, Tarjeta Shopping and Consumax, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans issued by others. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus the amount equal to the agreed-upon rate (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(f)	San Isidro Trust
On June 4, 2001, Fideicomiso San Isidro was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor. The corpus asset was a real estate property.
The certificates of participation were delivered to Banco Macro S.A. to settle a loan granted previously to República S.A. de Finanzas.

Subsequently, a real state urbanization project was undertaken prior to the sale of the real property. On November 7, 2008, the Bank sold on credit all of the certificates of participation issued by the trust to an unrelated company. This loan was secured by such certificates.

Additionally, the trust issued debt securities to finance its activity for a total amount of USD 20,700,000. The Bank acquired such debt securities, which are entitled to vote, taking the control of the main decisions of the Trust.

According to the accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets amounted to about 102,384.
(g)	Trust created by Decree 976-01

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso Creado por Decreto 976-01” (Trust created by Presidential Decree 976-01).

BANCO MACRO S.A. AND SUBSIDIARIES

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
(h)	Galtrust Financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust. The purpose of the trust is to collect the corpus assets (BOGAR 2018) and settle the debt securities and certificates of participation issued.

BOGAR 2018 arise from the exchange of loans in US dollars granted by the trustor to several provincial governments in Argentina, secured with Federal Tax Revenue Sharing System, under Presidential Decree No. 1,579 issued on August 27, 2002.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 26% of the debt securities in force.
(i)	Chubut oil & gas royalties Trust

On July 6, 2010, the Province of Chubut (trustor) and Banco de Valores S.A. (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Chubut regalías hidrocarburíferas” (Chubut oil & gas royalties Trust).

The purpose of such trust is to finance production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector. Trust revenues (corpus assets) arise mainly from credits resulting from the assignment, by the Province in favor of the trustee, of the rights on such oil & gas royalties collected by the appointed concessionaire (Pan American Energy LLC., Argentine Branch).

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 4% of the trust issues.
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
As of December 31, 2010, and 2009, the trusts’ assets managed amount to 7,396 and 7,353, respectively.
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

As of December 31, 2010 and 2009, the trusts’ managed amount to 273,508 and 383,533, respectively.
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

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:
(a)
Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.
(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.
Additionally, other trusts manage specific assets, mainly real property.
As of December 31, 2010 and 2009, the trusts’ assets managed amount to 885,863 and 604,345, respectively.
14.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER
Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.
15.	RESTRICTION ON EARNINGS DISTRIBUTION
a)
According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be appropriated to Legal Reserve. Consequently, the Shareholders’ Meeting held on April 26, 2011, decided to apply 202,086 out of Unappropriated retained earnings to increase such legal reserve.

b)
As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in Note 10.b.1) and as established by Central Bank Communiqué “A” 4,576 the Shareholders’ Meeting held on April 26, 2011, decided to appropriate 58,146 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2011.

BANCO MACRO S.A. AND SUBSIDIARIES
c)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

d)
Through Communiqué “A” 5,072, the Central Bank established the general procedure for the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, Unappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by Central Bank, as the case may be, of government debt securities and/or of the Central Bank monetary regulation not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

As of December 31, 2010, the adjustments to be made to unappropriated retained earnings are as follows:
i.	Capitalized amounts related to compliance with legal measures related to deposits in the amount of 52,273.
ii.	The positive net difference between the book value and the market value of unlisted government securities and federal guaranteed loans in the amount of 17,387.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of required capital minimum considering, for this purpose only, an increasing adjustment of 30% the required amount and deducting the abovementioned adjustments, the capitalized amount for minimum presumed income tax and the reserves used to compensate instruments representing long-term debt liable to forming part of the Bank’s computable equity.

Having applied the above, the maximum amount to be distributed for the year ended December 31, 2010, totals 1,785,335.

Subsequently, on April 26, 2011, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, (i) the compensation paid to the Directors amounting to 41,776 (ii) the distribution of cash dividends for an amount of up 505,312, which was authorized by the Central Bank on March 18, 2011 and (iii) the write off of payments made on behalf of shareholders for their personal assets tax for an amount of 11,156.

16.	TAX CLAIMS
Federal Public Revenue Agency (AFIP) has reviewed the tax returns filed by the Bank related to income tax and minimum presumed income tax in previous fiscal years.
Additionally, provincial and municipal tax agencies have conducted reviews of other taxes (mainly taxes on gross income) for previous fiscal years.
Listed below are the most significant claims arising from these reviews:
a)
AFIP objected the income tax returns filed by the former Banco Bansud S.A. (for fiscal years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999) and by the former Banco Macro S.A. (for fiscal years ended 1998, 1999 and 2000).

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
b)	AFIP objected to the income tax returns of the Bank for fiscal years ended December 31, 2002, through December 31, 2004, and the minimum presumed income tax settlement of the Bank for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time for the compensation bonds resulting from the asymmetric translation into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

On August 31, 2009, the Bank joined a settlement agreement created by Law No. 26,476, Title I regularizing the claim brought by tax authorities.
c)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to former Banco Macro S.A. for fiscal year ended 2002, in relation to the treatment of foreign exchange differences and the compensation bond.

On February 27, 2009, a precautionary measure filed by the Bank was rejected and, therefore, an appeal was filed with Court of Appeals in and for the City of Buenos Aires.
In September 2010, the Bank joined a settlement agreement under Law No. 3,461, of the DGR CABA regularizing the claim brought by tax authorities.
d)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for fiscal years ended 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond.

In October 2009 and September 2010, the Bank partially joined a settlement agreement under General Resolution 1,489/09 of a DGR CABA and under Law No. 3,461, of the DGR CABA regularizing the claim brought by tax authorities.

e)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. related to mechanisms of distribution of gross income to the different provinces in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. The Bank filed appeals with the Province of Buenos Aires Tax Appeal Court, which are still pending judgement.

In August 2010, the Bank partially joined a settlement agreement under Law 12,914, Regulatory Resolution No. 35/2010.
Therefore, the items described in a) through e) above have now been settled.
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

BANCO MACRO S.A. AND SUBSIDIARIES

All persons working at the Bank are responsible for the risk management process, in spite of the fact that the process begins with the Bank’s Board of Directors and has been designed to provide reasonable assurance that the Bank’s objectives are been fulfilled; every employee plays a specific role.

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

Some of the key risks in financing activities involve:
Credit risk
The credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

Banco Macro S.A. has counter-party and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level decided by the bank and the tolerance level established by Central Bank regulations effective to this end. The Credit Risk Management is in charge of applying the policies, administrating and monitoring the exposure to risk. The Board of Directors and the Executive and Senior Credit Committees are empowered to define and amend credit policies, the application of which is the responsibility of the abovementioned Management.

Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment based on the type of the customers. Compliance with Central Bank credit regulations related to credit diversification, grading (establishing credit limits based on the customers’ net worth) and concentration, is also monitored continuously.

The Management of Corporate and Individual Risks and Micro-projects analyzes the credit risks of the different segments and provides technical support for credit decisions. The Senior Committee, Junior Committee, SME Banking Committee, Agro Committee, the Large and Regional Companies Committee and senior officers with customer-rating powers participate in the credit approval process, within a progressive scale in relation to the amount being requested, transaction’s terms and conditions.

The Credit Administration and Transactions Management is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. To do so, it monitors the documentation and settlement of transactions, among other matters. Also, the classification of debtors and the debtors’ guarantees are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard).

Within Credit Risk Management, the Analysis and Planning area duties involve monitoring risk exposure using tools such as alerts and indicators, preparing reports that serve as a source of information in portfolio management by the Bank’s Management, Credit Risk Management and the commercial areas.

Also, Prelegal Recovery Management defines and carries out the recovery tasks involving the arrears portfolio.

Finally, Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to minimize and/or neutralize credit risks.

Operational risk

The Bank adopted the definition of Operational risk under the Basel 2 Accord and the definition established by the Central Bank through its Communiqué “A” 4793, which consists in the risk of incurring losses due to the lack of adjustment or weaknesses in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank has policies, procedures and structures, appointing a Head of Operational Risk and an Operational Risk Committee, to ensure an Operational Risk Management plan for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

During fiscal 2010, the Bank continued to apply the above model, using it to carry out tasks intended to assess all of the processes. Progress was made in integrating the operational and technological risk assessment models, risk timing and impact assessment matrices were applied to assess processes and subprocesses. The qualitative assessment of risks was enhanced, identifying action plans and proposals to make improvements in critical processes, all of this complying fully with the set goals.

Also a procedure has been applied to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by recording risk events and losses in a centralized database.

During 2010, a tool was put in place to manage operational risk and used to manage identified risks. Different indicators are calculated so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management.

Aiming to reinforce the operational risk function, during 2010 progress was made in implementing the method through which the IT areas can identify, assess and control risks related to the Bank’s information assets and to specific events, generating information that is later taken into consideration when decisions have to be made.

With regards to IT and information systems Risk Management, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.
Market and Liquidity Risk

The market risk is defined by the uncertainty to which the Bank’s future results are exposed in light of adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in income as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset values, among others.

The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.

Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.

The Bank’s investment strategy is reviewed on a regular basis by the CAP in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacities are also assessed.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; minimum cash; changes, rates and volatility of term deposits, and the participation of institutional investors; price and liquidity risk; limits established by the CAP and issuance of warnings.

Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regards to both the cash flow as well as the concentration thereof.

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

18.	BALANCES IN FOREIGN CURRENCY
The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2010	2009
ASSETS
Cash	2,199,875	2,634,999
Government and private securities	2,581,728	1,548,189
Loans	2,382,835	1,899,185
Other receivables from financial intermediation	2,846,622	1,312,797
Receivables from financial leases	59,958	72,334
Investments in other companies	577	550
Other receivables	43,877	30,036
Items pending allocation	456	257

Total	10,115,928	7,498,347

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2010	2009
LIABILITIES

Deposits	3,890,417	3,895,939
Other liabilities from financial intermediation	3,329,221	1,892,293
Other liabilities	5,495	5,546
Subordinated Corporate Bonds	598,470	571,510
Items pending allocation	3	2

Total	7,823,606	6,365,290

19.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

Included in “Cash” there are: (a) no interest-bearing deposits with the Central Bank as of December 31, 2010 and 2009 and (b) interest-bearing deposits in foreign banks totaling 269,155 and 363,041 as of December 31, 2010 and 2009, respectively.

In 2010 and 2009 interest-bearing deposits with the Central Bank did not yield a nominal annual interest rate. Additionally, interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.59% and 0.54% as of December 31, 2010 and 2009, respectively.

20.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2010	2009
GOVERNMENT SECURITIES

Holdings in Special Investment Accounts
In pesos:
Federal Government bonds at 2% – Maturity 2014	—	222,169
Federal Government bonds at Badlar + 2.75% – Maturity 2014	—	191,384
Secured bonds Decree 1,579/02 at 2% – Maturity 2018	—	178,979
Discount bonds at 5.83% – Maturity 2033	—	18,207
Consolidation bonds at 2% – Sixth series – Maturity 2024	—	5,350

Subtotal holdings in Special Investment Accounts — In pesos	—	616,089

In foreign currency:
Federal Government bonds at 7% – Maturity 2015	—	38,881
Federal Government bonds at Libor – Maturity 2012	—	1,784
Par bonds at variable rate – Maturity 2038 (governed by Argentina legislation)	—	1,594
Federal Government bonds at Libor – Maturity 2013	—	562
Par bonds at variable rate – Maturity 2038 (governed by New York State legislation)	—	461

Subtotal holdings in Special Investment Accounts — In foreign currency	—	43,282

Subtotal holdings in Special Investment Accounts	—	659,371

Holdings for trading or financial intermediation
In pesos:
Federal Government bonds at Badlar + 2.75% – Maturity 2014	200,925	1,464
Secured bonds Decree 1,579/02 at 2% – Maturity 2018	40,988	1,433
Consolidation bonds of social security payables at 2% – Maturity 2014	7,029	7,525
Discount bonds at 5.83% – Maturity 2033	6,956	9,752
Federal Government bonds at 2% – Maturity 2014	3,674	6,579
Federal Government bonds at 10.50% – Maturity 2012	1,059	189
Federal Government bonds at Badlar + 3% – Maturity 2015	901	1,064
Consolidation bonds at 2% – Sixth series – Maturity 2024	645	382
Par bonds at variable rate – Maturity 2038	519	261
GDP — Related Securities – Maturity 2035	54	325
Others	279	943

Subtotal holdings for trading or financial intermediation — In pesos	263,029	29,917

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2010	2009
GOVERNMENT SECURITIES (contd.)

In foreign currency:
Treasury Bill – Maturity 2011	198,790	—
Federal Government bonds at Libor – Maturity 2012	42,466	52,874
Federal Government bonds at 7% – Maturity 2015	1,640	1,544
Federal Government bonds at Libor – Maturity 2013	1,113	345
Federal Government bonds at 7% – Maturity 2017	1,026	—
Treasury Bill – Maturity 2010	—	379,666
Others	64	505

Subtotal holdings for trading or financial intermediation – In foreign currency	245,099	434,934

Subtotal holdings for trading or financial intermediation	508,128	464,851

Unlisted government securities
In pesos:
Province of Buenos Aires treasury bills at 168 days – Maturity 2011	50,084	—
Province of Buenos Aires treasury bills at 84 days– Maturity 2011	49,575	—
Federal Government bonds at Badlar + 3.50% – Maturity 2013	46,350	44,541
Federal Government bonds at variable rate – Maturity 2013	7,523	9,738
Province of Tucumán bonds at 2% – Maturity 2018	1,565	1,984
Consolidation bonds at 2% – Maturity 2010	—	199
Others	3	7

Subtotal unlisted government securities – In pesos	155,100	56,469

In foreign currency:
Province of Córdoba Debt Securities at 12% – Maturity 2017	17,498	19,160
Province of Tucumán bonds at Libor – Maturity 2015	2,455	3,820

Subtotal unlisted government securities – In foreign currency	19,953	22,980

Subtotal unlisted government securities	175,053	79,449

Instruments issued by the Central Bank of Argentina
In pesos:
Unlisted Central Bank bills and notes (Lebacs / Nobacs)	3,167,344	4,371,284
Listed Central Bank bills and notes (Lebacs/ Nobacs)	681,949	264,485

Subtotal instruments issued by Central Bank	3,849,293	4,635,769

Securities under repurchase agreements
In pesos:
Unlisted Central Bank bills and notes (Lebacs / Nobacs)	148,959	14,652
Consolidation bonds at 2% – Sixth series – Maturity 2024	18,518	—
Listed Central Bank bills and notes (Lebacs/ Nobacs)	7,514	—
Discount bonds at 5.83% – Maturity 2033	4,797	—
Federal Government bonds at Badlar + 2.75% – Maturity 2014	990	—
GDP — Related Securities – Maturity 2035	149	—

Subtotal securities under repurchase agreements – In pesos	180,927	14,652

In foreign currency:
Federal Government bonds at 7% – Maturity 2013	2,299,088	—
Federal Government bonds at 7% – Maturity 2017	—	1,046,220

Subtotal securities under repurchase agreement – In foreign currency	2,299,088	1,046,220

Total government securities	7,012,489	6,900,312

PRIVATE SECURITIES

Investments in listed private securities
In foreign currency:
Shares	17,588	—
Mutual Funds	—	773

Subtotal listed private securities — In foreign currency	17,588	773

Total private securities	17,588	773

Total government and private securities, before allowances	7,030,077	6,901,085

Allowances	(3)	(44)

Total government and private securities	7,030,074	6,901,041

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
		After 1 year	After 5 years
	Within 1	but within 5	but within 10	After 10	Without
	year	years	years	years	due date	Total
	Book value

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
In pesos:	7,226	232,631	15,335	7,837	—	263,029

Federal Government bonds at Badlar + 2.75% – Maturity 2014	—	200,925	—	—	—	200,925
Secured bonds Decree 1,579/02 at 2% – Maturity 2018	4,216	21,759	15,013	—	—	40,988
Consolidation bonds at 2% – Sixth series – Maturity 2024	—	112	322	211	—	645
Discount bonds at 5.83% – Maturity 2033	—	—	—	6,956	—	6,956
Consolidation bonds of social security payables at 2% — Maturity 2014	2,054	4,975	—	—	—	7,029
Federal Government bonds at 2% – Maturity 2014	919	2,755	—	—	—	3,674
Federal Government bonds at 10.50% – Maturity 2012	—	1,059	—	—	—	1,059
Federal Government bonds at Badlar + 3% – Maturity 2015	—	901	—	—	—	901
Par bonds at variable rate – Maturity 2038	—	—	—	519	—	519
GDP — Related Securities – Maturity 2035	—	—	—	54	—	54
Others	37	145	—	97	—	279

Holdings for trading or financial intermediation
In foreign currency:	220,404	23,616	1,058	21	—	245,099

Treasury Bill — Maturity 2011	198,790	—	—	—	—	198,790
Federal Government bonds at Libor – Maturity 2012	21,233	21,233	—	—	—	42,466
Federal Government bonds at 7% – Maturity 2015	—	1,640	—	—	—	1,640
Federal Government bonds at Libor – Maturity 2013	371	742	—	—	—	1,113
Federal Government bonds at 7% – Maturity 2017	—	—	1,026	—	—	1,026
Others	10	1	32	21	—	64

Unlisted government securities
In pesos:	102,328	52,196	573	—	3	155,100

Province of Buenos Aires treasury bills at 168 days – Maturity 2011	50,084	—	—	—	—	50,084
Province of Buenos Aires treasury bills in pesos at 84 days– Maturity 2011	49,575	—	—	—	—	49,575
Federal Government bonds at Badlar + 3.50% – Maturity 2013	—	46,350	—	—	—	46,350
Federal Government bonds at variable rate – Maturity 2013	2,508	5,015	—	—	—	7,523
Province of Tucumán bonds at 2% – Maturity 2018	161	831	573	—	—	1,565
Others	—	—	—	—	3	3

Unlisted government securities
In foreign currency:	2,991	11,963	4,999	—	—	19,953

Province of Córdoba Debt Securities at 12% – Maturity 2017	2,500	9,999	4,999	—	—	17,498
Province of Tucumán bonds at Libor – Maturity 2015	491	1,964	—	—	—	2,455

Instruments issued by the Central Bank of Argentina – In pesos:	3,849,293	—	—	—	—	3,849,293

Unlisted Central Bank bills and notes (Lebacs/Nobacs)	3,167,344	—	—	—	—	3,167,344
Listed Central Bank bills and notes (Lebacs/Nobacs)	681,949	—	—	—	—	681,949

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
			After 5
		After 1 year	years but
	Within 1	but within	within 10	After 10	Without
	year	5 years	years	years	due date	Total
	Book Value
Securities under repurchase agreement	180,927	—	—	—	—	180,927

In pesos:
Unlisted Central Bank bills and notes (Lebacs / Nobacs)	148,959	—	—	—	—	148,959
Consolidation bonds at 2% – Sixth series – Maturity 2024	18,518	—	—	—	—	18,518
Listed Central Bank bills and notes (Lebacs/ Nobacs)	7,514	—	—	—	—	7,514
Discount bonds at 5.83% – Maturity 2033	4,797	—	—	—	—	4,797
Federal Government bonds at Badlar + 2.75% – Maturity 2014	990	—	—	—	—	990
GDP — Related Securities – Maturity 2035	149	—	—	—	—	149

Securities under repurchase agreement	2,299,088	—	—	—	—	2,299,088

In foreign currency:
Federal Government bonds at 7% – Maturity 2013	2,299,088	—	—	—	—	2,299,088

Total government securities	6,662,257	320,406	21,965	7,858	3	7,012,489

PRIVATE SECURITIES

Investments in listed private securities	—	—	—	—	17,588	17,588

In foreign currency:

Shares	—	—	—	—	17,588	17,588

Total private securities	—	—	—	—	17,588	17,588

Total government and private securities, before allowances	6,662,257	320,406	21,965	7,858	17,591	7,030,077

Allowances						(3)

Total government and private securities						7,030,074

BANCO MACRO S.A. AND SUBSIDIARIES
21.	LOANS
Description of certain categories of loans in the accompanying Balance Sheets include:
a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.
b.	Financial sector: mainly, refers to short-term loans to financial institutions.
c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.
The classification of the loan portfolio in this regard was as follows:

	As of December 31,
Description	2010	2009
Non-financial government sector	336,430	206,484
Financial sector	155,701	90,916
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	320,399	226,381
- With Senior “B” guarantees	869,936	570,170
- Without Senior guarantees	5,502,813	3,860,755
Consumer
- With Senior “A” guarantees	29,149	27,932
- With Senior “B” guarantees	673,329	669,081
- Without Senior guarantees	8,537,256	5,893,133

Less: Allowance	(514,910)	(448,045)

Total loans, net of allowance	15,910,103	11,096,807

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.
Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.
“Without senior guarantees” consist, in general, of unsecured third-party guarantees.
A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2010	2009
Argentina	16,422,685	11,523,838
Uruguay	1,316	8
Brasil	997	—
France	8	8
Chile	6	11
Spain	1	127
United States of America	—	10,875
England	—	7,500
Australia	—	2,095
Venezuela	—	388
Paraguay	—	2
Less: Allowance	(514,910)	(448,045)

Total loans, net of allowances	15,910,103	11,096,807

BANCO MACRO S.A. AND SUBSIDIARIES
A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2010	2009
Retail loans	6,512,629	4,403,933
Agricultural livestock- Forestry-Fishing- Mining — Hunting	2,286,297	1,910,164
Construction	1,009,744	1,112,702
Other services	1,281,916	858,936
Retail and consumer products	1,140,019	747,897
Foodstuff and beverages	917,874	637,814
Transportation, storage and communications	488,356	190,796
Chemicals	455,313	129,145
Governmental services	418,026	258,784
Financial Services	387,074	290,331
Real estate, business and leases	357,865	236,555
Manufacturing and wholesale	302,927	140,620
Electricity, oil, water	92,475	75,095
Hotels and restaurants	27,866	29,949
Others	746,632	522,131

Total loans	16,425,013	11,544,852
Less: Allowance	(514,910)	(448,045)

Total loans, net of Allowance	15,910,103	11,096,807

22.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION
The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

	As of December 31,
Description	2010	2009

With preferred guarantees	2,398,732	1,056,919
Without preferred guarantees	1,438,078	1,607,595
Allowances	(237,513)	(231,219)

	3,599,297	2,433,295

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

	As of December 31,
Description	2010	2009

Corporate bonds — Unlisted (1)	279,306	123,793
Certificates of participation in financial trusts — Unlisted (1)	351,683	390,164
Debt securities in financial trusts — Unlisted	260,459	206,787

Total investments in unlisted private securities	891,448	720,744

(1)	As of December 31, 2010 and 2009, the Bank booked allowances for impairment in value amounting to 234,187 and 225,210, respectively (see also note 25).

BANCO MACRO S.A. AND SUBSIDIARIES
As of December 31, 2010, maturities for the private securities disclosed above are as follows:

		After 1	After 5
		year but	years but
	Within 1	within 5	within 10	After 10	Without
	year	years	years	years	due date		Total

Corporate bonds —Unlisted	7,344	224,538	47,233	—	191		279,306
Certificates of participation in financial trusts —Unlisted	4,395	114,350	—	8,851	224,087	(1)	351,683
Debt securities in financial trusts —Unlisted	154,839	91,476	14,144	—	—		260,459

Total investments in unlisted private securities	166,578	430,364	61,377	8,851	224,278		891,448

(1)	As of December 31, 2010 the Bank booked allowances for impairment in value amounting to 231,184.

The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2010	2009

Amounts receivable from spot and forward sales pending settlement

Receivables from repurchase agreements of government securities	177,583	14,657
Receivable from spot sales of government and private securities pending settlement	38,734	21,651
Receivables from spot sales of foreign currency settlement	32,397	734

	248,714	37,042

Securities and foreign currency receivable from spot and forward purchases pending settlement

Spot purchases of foreign currency pending settlement	32,439	734
Spot purchases of government and private securities pending settlement	11,917	1,608
Forward purchases of securities under repurchase agreements	990	521,159
Other spot purchases	32,221	13,059

	77,567	536,560

Amounts payable for spot and forward purchases pending settlement

Payables for spot purchases of government securities pending settlement	36,674	14,552
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	32,381	734
Payables under repo transactions	23,653	8,362
Payables for forward purchases of securities under repurchase agreements	901	468,535

	93,609	492,183

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	2,480,124	1,060,887
Spot sales of government and private securities pending settlement	49,186	14,430
Forward sales of foreign currency pending settlement	32,430	730

	2,561,740	1,076,047

BANCO MACRO S.A. AND SUBSIDIARIES

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in note 4.4.h). The fair value of these instruments was:

	End-of-year fair value
Description	2010	2009

Assets	74,228	535,160
Liabilities	2,529,901	1,028,014
Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statement of income of each year.
23.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
23.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
	Estimated
	useful life
Description	(years)	2010	2009

Buildings	50	410,710	396,024
Furniture and facilities	10	112,624	98,332
Machinery and equipment	5	408,087	366,355
Vehicles	5	37,428	34,192
Other	—	1,408	1,552
Accumulated depreciation		(524,726)	(462,830)

Total		445,531	433,625

Depreciation expense was 58,285, 53,993 and 50,543 as of December 31, 2010, 2009 and 2008, respectively.
23.2	Other assets
Other assets consisted of the following as of December 31, 2010 and 2009:

	As of December, 31
	Estimated
	useful life
Description	(years)	2010	2009

Works in progress	—	36,955	15,531
Works of art	—	1,235	1,213
Prepayments for the purchase of assets	—	57,862	1,335
Foreclosed assets	50	13,199	19,498
Leased buildings	50	3,893	4,543
Stationery and office supplies	—	4,055	3,347
Other assets (1)	50	78,385	82,141
Accumulated depreciation		(14,328)	(13,266)

Total		181,256	114,342

(1)	Mainly includes buildings acquired by attachment in aide of execution, which under Central Bank rules are included in this line after a period of six months from the acquisition.
Depreciation expense was 2,032, 1,583 and 1,313 at December 31, 2010, 2009 and 2008, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
23.3	Operating Leases
As of December 31, 2010, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).
The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2011	27,270
2012	18,699
2013	12,207
2014	8,155
2015	4,626
2016 and after	4,680

Total	75,637

As of December 31, 2010, 2009 and 2008, rental expenses amounted to 40,526, 34,638 and 21,769, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.
24.	INTANGIBLE ASSETS
24.1.	Goodwill:
As of December 31, 2010 and 2009 goodwill breakdown is as follows:

	As of December 31,
	Estimated
	useful life
Description	(years)	2010	2009

Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 8,503 as of December 31, 2010 (a)	10	9,740	11,567
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 29,169 as of December 31, 2010 (b)	10	36,874	43,478
Goodwill for the purchase of Banco Privado de Inversiones S.A., net of accumulated amortization of 1,873 as of December 31, 2010 (c)	10	54,331	—

Total		100,945	55,045

(a)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.
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

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 66,042, which is amortized in ten years and no impairment is required. See also note 3.6.
(c)
On September 22, 2010, the Bank acquired 100% of the capital stock of Banco Privado de Inversiones in the amount of USD 23.3 million, out of which, USD 10.4 million is related to a guaranteed amount, as provided in the purchase agreement. The assets transferred amounted to 403,686 and the liabilities assumed amounted to 368,034.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 56,205, which is amortized in ten years and no impairment is required.
Amortization expense on goodwill was 10,305, 8,432 and 8,439 as of December 31, 2010, 2009 and 2008, respectively.
24.2.	Organization and development costs:

As of December 31, 2010 and 2009, the organization and development costs breakdown is as follows:

	As of December 31,
	Estimated
	useful life
Description	(years)	2010	2009

Differences due to courts orders – deposits dollarizations (a)	5	54,680	50,532
Cost from information technology projects (b)	5	100,937	78,158
Organizational cost (c)	5	2,602	8,001
Other capitalized cost	5	38,133	18,838

Total		196,352	155,529

(a)
Under Central Bank rules, the Bank records exchange differences related to payments and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decisions mentioned in Note 4.4.l.2.

(b)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.

(c)	Under Central Bank rules, the Bank records cost inherent to the set up and organization of the Bank.
Amortization expense was 60,748, 53,950 and 55,066 as of December 31, 2010, 2009 and 2008, respectively, which was recorded in Administrative expenses and Other expenses.
Intangible assets changed as follows during fiscal years ended December 31, 2010, 2009 and 2008:

	Fiscal year ended December 31,
	2010	2009	2008
Balance at the beginning of the fiscal year	210,574	198,546	199,963
Additions	157,940	74,867	62,096
Decreases	(164)	(457)	(8)
Amortization expense (1)	(71,053)	(62,382)	(63,505)

Balance at the end of the fiscal year	297,297	210,574	198,546

(1)	See Note 28.

BANCO MACRO S.A. AND SUBSIDIARIES
25.	ALLOWANCES AND PROVISIONS
The Bank had recorded allowances and provisions for:
Government and private securities: recorded to cover possible impairment risk arising out of government securities.
Loans: recorded in compliance with the provision of Communique “A” 2950, as supplemented, of the Central Bank, taking into account Notes 4.4.f).
Other receivables from financial intermediation: recorded in compliance with the provision of Communique “A” 2950, as supplemented, of the Central Bank, taking into account Notes 4.4.f) and 4.4.h.4).
Receivables from financial leases: recorded in compliance with the provision of Communique “A” 2950, as supplemented, of the Central Bank, taking into account Note 4.4.f).
Investment in other companies: recorded to cover possible impairment risk arising from investments in other companies.
Other receivables: recorded to cover collectibility risks of other receivables.

Granted guarantees: recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

Negative goodwill: recorded to cover the difference between the purchase price and the book value of the net equity acquired of Banco Bansud S.A. and Nuevo Banco Suquía S.A.

Other loss contingencies: mainly includes labor litigation and customer and other third-party claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

Difference from court deposit dollarization: recorded under Central Bank’s rules to cover the difference form court deposit dollarization (see Note 2.).

	As of December 31, 2010
	Balance at						Balance at
	the beginning						the end of
	of the fiscal						the fiscal
	year	Provision		Reversals		Charge off	year
Allowances
- Government and private securities	44	6		(47)		—	3
- Loans	448,045	254,010	(a)(b)	(28,747	)(b)	(158,398)	514,910	(c)
- Other receivables from financial intermediation	231,219	11,756		(3,458)		(2,004)	237,513
- Receivables from financial leases	3,649	3,298		(926)		—	6,021
- Investment in other companies	1,497	277		(98)		—	1,676
- Other receivables	13,980	3,881		(981)		(351)	16,529

Total of allowances	698,434	273,228		(34,257)		(160,753)	776,652

Provisions
- Granted guarantees	966	—		(182)		—	784
- Negative goodwill	483	—		(483)		—	—
- Other loss contingencies	66,847	34,492	(d)	(509)		(10,257)	90,573
- Difference from court deposit dollarization	19,979	2,194		(87)		(7,613)	14,473

Total of provisions	88,275	36,686		(1,261)		(17,870)	105,830

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31, 2009
	Balance at
	the beginning				Balance at the
	of the fiscal				end of the
	year	Provision	Reversals	Charge off	fiscal year
Allowances
- Government and private securities	27	28	(11)	—	44
- Loans	438,348	187,648	(2,596)	(175,355)	448,045
- Other receivables from financial intermediation	228,588	4,202	(68)	(1,503)	231,219
- Receivables from financial leases	5,391	138	(1,878)	(2)	3,649
- Investment in other companies	247	1,266	(16)	—	1,497
- Other receivables	15,838	2,477	(1,914)	(2,421)	13,980

Total of allowances	688,439	195,759	(6,483)	(179,281)	698,434

Provisions
- Granted guarantees	1,523	24	(581)	—	966
- Negative goodwill	483	—	—	—	483
- Other loss contingencies	62,765	17,114	(2,069)	(10,963)	66,847
- Difference from court deposit dollarization	18,233	1,746	—	—	19,979

Total of provisions	83,004	18,884	(2,650)	(10,963)	88,275

	As of December 31, 2008
	Balance at
	the beginning				Balance at the
	of the fiscal				end of the
	year	Provision	Reversals	Charge off	fiscal year
Allowances
- Government and private securities	27	—	—	—	27
- Loans	220,422	314,532	(20,360)	(76,246)	438,348
- Other receivables from financial intermediation	206,939	24,099	(1,689)	(761)	228,588
- Receivables from financial leases	4,898	614	(121)	—	5,391
- Investment in other companies	697	45	(8)	(487)	247
- Other receivables	27,034	7,332	(517)	(18,011)	15,838

Total of allowances	460,017	346,622	(22,695)	(95,505)	688,439

Provisions
- Granted guarantees	1,660	40	(177)	—	1,523
- Negative goodwill	483	—	—	—	483
- Other loss contingencies	78,044	28,792	(21,385)	(22,686)	62,765
- Difference from court deposit dollarization	21,146	1,864	—	(4,777)	18,233

Total of provisions	101,333	30,696	(21,562)	(27,463)	83,004

(a)
As of December 31, 2010, the amount of “Provision for loan losses” disclosed in the Statements of Income, includes above amounts and the provision for “Other receivables for financial intermediation” and “Receivables from financial leases”, mainly, net of the related allowances for loan losses from acquisition of Banco Privado de Inversiones S.A.

(b)
As of December 31, 2010 the amount of “Provisions for loan loss, net” disclosed in Note 28., under US SEC Regulation S-X, includes above amounts and provision and reversals of “Receivables from financial leases” disclosed in Note 27, mainly, net of those related to Recovered loans.

(c)	As of December 31, 2010, as disclosed in Note 28, under SEC requirements Regulation S-X, the amount of Allowance for loan losses includes the allowance for Receivables from financial leases.

(d)
As of December 31, 2010, the amount of “Provision for losses on other receivables and other allowances” disclosed in the Statement of Income, mainly includes above amounts net of expenses related to contingent liabilities for probable claims, lawsuit and other proceeding, including those related to labor and other obligations.

BANCO MACRO S.A. AND SUBSIDIARIES
26.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
26.1	Deposits
The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2010 and 2009 is 9,036,046 and 6,964,798, respectively.
26.2	Central Bank of Argentina
The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2010			As of December 31, 2009
		Interest and			Interest and
		CER			CER
	Principal	adjustments	Rate	Principal	adjustments	Rate
Short–term liabilities	1,447	5	0.01%	1,363	—	—
Long–term liabilities	415	10	0.08%	518	16	0.08%

Total	1,862	15		1,881	16

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.
26.3	Banks and international institutions
The Bank borrowed funds under various credit facilities from Banks and international institutions for specific purposes, as follows:

	As of December 31, 2010			As of December 31, 2009
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	45,506	191	1.89%	219,743	7,471	7.78%

Total	45,506	191		219,743	7,471

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.
26.4	Financing received from Argentine financial institutions
The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2010			As of December 31, 2009
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	31,845	3,048	9.14%	146,679	2,443	9.45%
Long–term liabilities	15,501	25,243	2.00%	17,278	23,571	2.00%

Total	47,346	28,291		163,957	26,014

Accrued interest and adjustments are included in “Accrued interest payables” under the Financing received from Argentine financial institutions and “Accrued interest, adjustments, foreign exchange and quoted price differences payables” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets. Amounts are unsecured.

BANCO MACRO S.A. AND SUBSIDIARIES
Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2010
2012	4,671
2013	4,671
2014	7,136
2015	7,630
2016	7,630
2017	7,630
2018	1,376

40,744

26.5	Others

The rest of liabilities included in “Others liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2010			As of December 31, 2009
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	1,093,289	19	0.01%	652,241	89	0.02%
Long–term liabilities (2)	80,584	1,214	3.98%	80,445	1,168	3.96%

Total	1,173,873	1,233		732,686	1,257

(1)	Includes mainly pending settlement transactions and payment account.

(2)
Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 77,500 and 74,519 as of December 31, 2010 and 2009, respectively (see Note 7.1.e)).

Additionally, the Bank has other liabilities related to corporate bonds and forward transactions (see Notes 10 and 22, respectively).
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

These expenses aggregated 183,831, 142,440 and 110,170 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

28.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET

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

Consolidated Statements of Income	2010	2009 (1)	2008 (1)

Interest and fees on loans	2,627,497	2,343,185	2,105,895
Interest on bearing deposits with other banks	275	363	7,010
Interest on other receivables from financial intermediation	46,654	43,825	174,038
Interest on securities and foreign exchange purchased under resale agreements	33,839	63,167	28,010
Securities gains, net	949,055	1,321,130	569,095

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income	2010	2009 (1)	2008 (1)

Other interest income	38,396	33,653	23,166

Total interest income	3,695,716	3,805,323	2,907,214

Interest on deposits	979,919	1,181,701	970,072
Interest on securities and foreign exchange purchased under resale agreements	5,281	2,314	5,723
Interest on short-term borrowings	31,843	37,631	29,227
Interest on long-term debt	97,671	106,278	150,457
Other interest expense	255,566	206,122	160,487

Total interest expense	1,370,280	1,534,046	1,315,966

Net interest income	2,325,436	2,271,277	1,591,248

Provision for loan losses, net	(149,430)	(154,397)	(226,705)

Net interest income after provision for loan losses	2,176,006	2,116,880	1,364,543

Service charges on deposit accounts and other fees	811,190	663,000	570,968
Credit-card service charges and fees	197,818	158,418	153,413
Other commissions	34,779	23,365	19,557
Foreign currency exchange trading income	28,358	26,682	19,261
Income from equity in other companies	24,654	14,953	32,986
Foreign exchange, net	153,134	133,731	143,094
Other	199,642	140,430	119,576

Total non-interest income	1,449,575	1,160,579	1,058,855

Commissions	81,464	61,620	57,077
Salaries and payroll taxes	1,224,207	963,889	796,129
Outside consultants and services	79,564	64,436	54,375
Depreciation of bank premises and equipment	60,006	55,255	51,499
Rent	40,367	34,554	21,685
Stationery and supplies	9,913	11,472	15,050
Electric power and communications	48,183	45,747	37,004
Advertising and publicity	64,017	46,861	53,178
Taxes	105,521	79,444	70,702
Directors’ and Statutory Audits’ fee	59,391	36,413	26,941
Insurance	9,882	7,313	6,073
Security services	61,186	47,668	42,241
Maintenance, conservation and repair expenses	78,647	68,006	47,743
Amortization of organization and development expenses (2)	71,026	62,151	63,210
Provision for losses on other receivables and other allowances (3)	32,517	21,275	37,242
Other	210,514	255,083	118,638

Total non-interest expense	2,236,405	1,861,187	1,498,787

Income before income tax expense	1,389,176	1,416,272	924,611

Income tax expense	371,878	659,250	261,207

Income from continuing operations	1,017,298	757,022	663,404

Net income	1,017,298	757,022	663,404

Net income attributable to the noncontrolling interest	6,868	5,092	3,354

Net income attributable to the controlling interest	1,010,430	751,930	660,050

Earnings per common share	1.70	1.26	1.00

(1)	See Note 4.2.

(2)	See Notes 24 and 32.5.

(3)	See Note 25.

BANCO MACRO S.A. AND SUBSIDIARIES

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2010, and 2009, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2010	2009 (1)
ASSETS

Cash and cash equivalent	4,005,929	4,298,395
Interest-bearing deposits in other banks	269,155	363,041
Federal Funds sold and securities purchased under resale agreements of similar arrangements	2,436,328	1,056,940
Trading account assets	142,825	85,709
Investment securities available for sale	4,632,956	6,018,960
Loans	16,732,999	11,924,322
Allowance for loan losses	(520,931)	(451,693)
Premises and equipment	626,606	775,962
Due from customers on acceptances	220,855	381,501
Other assets	1,525,804	1,057,034

Total assets	30,072,526	25,510,171

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	16,777,893	14,502,258
Non interest-bearing deposits	5,469,561	3,354,322
Federal Funds purchased and securities sold under repurchase agreements	24,664	476,912
Other short-term borrowings	1,191,743	1,045,748
Long-term borrowings	743,038	724,012
Contingent liabilities	105,830	87,172
Other liabilities	760,131	986,288
Bank acceptances outstanding	220,855	381,501
Subordinated corporate bonds	598,470	572,473

Total liabilities	25,892,185	22,130,686

Common stocks	594,485	594,485
Retained appropriated earnings	764,351	613,964
Retained unappropriated earnings	2,390,745	1,747,091
Other shareholders’ equity	403,261	403,261
Noncontrolling interests	27,499	20,684

Total shareholders’ equity	4,180,341	3,379,485

Total liabilities and shareholders’ equity	30,072,526	25,510,171

(1)	See Note 4.2.
29.	OPERATIONS BY GEOGRAPHICAL SEGMENT
The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2010	2009	2008
Total revenues	5,220,502	5,032,704	4,110,010
Argentina	5,186,234	4,952,908	4,088,419
Bahamas	34,268	79,796	21,591

Net income	1,010,430	751,930	660,050
Argentina	990,907	687,294	656,611
Bahamas	19,523	64,636	3,439

Total assets	33,524,407	26,859,238	22,430,272
Argentina	32,793,241	25,882,809	22,036,045
Bahamas	731,166	976,429	394,227

BANCO MACRO S.A. AND SUBSIDIARIES
30.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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
30.1.	Derivatives

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

•	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or OTC agreements.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2010 and 2009:

	As of December 31,
	2010	2009

Forward purchases of foreign exchange without delivery of underlying asset (a)	555,897	461,234
Forward sales of foreign exchange without delivery of underlying asset (a)	236,851	286,416
Interest rate swaps (b)	157,066	157,917
Put options sold (c)	54,780	69,900
Put options taken (d)	—	25,229
Call options sold (e)	17,587	32,905

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through the local markets (ROFEX and MAE). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

The Bank enters into these transactions to take advantage of price differentials. Under Central Bank rules, they were valued at their quoted prices as of December 31, 2010 and 2009. They expired a few days later. Any quoted price-differences were charged to income.

(b)	Related to the following interest rate swap transactions:
b.1)
The Bank and the Central Bank agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of thousands of 115,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of thousands of 42,066 and 41,917, respectively.

b.3)
The Bank agreed on ten swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of thousands of 1,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement expired on April 30, 2010.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)
This is related to a put option taken on trust securities issued by financial trust Fideicomiso Financiero Best Consumer Finance Serie IX. On February 4, 2010, the transaction with Credilogros Compañia Financiera S.A. was cancelled and the put option purchase was thus annulled.

BANCO MACRO S.A. AND SUBSIDIARIES

(e)	As of December 31, 2010, this is related four call options of Petroleo Brasileiro S.A. The agreement expired on January, 2011 and April, 2011. These call options were not exercised.

As of December 31, 2009 this is related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expired in September 2010, and it was not exercised.

Net income (loss) resulting from these transactions for the fiscal years ended December 31, 2010, 2009 and 2008, amount to income (loss) and are included in the “Other Financial Income”:

Transactions	2010	2009	2008
Premiums on reverse repurchase agreements	33,839	63,168	(10,049)
Premiums on repurchase agreements	(5,281)	(2,314)	10,705
Interest rate swaps	(3,397)	4,344	1,696
Forwards foreign-currency transaction offset	9,471	13,992	130,127
Transaction with options	1,441	2,654	5,162

Total	36,073	81,844	137,641

30.2.	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of the counterparts’ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2010	2009
Unusued portion of loans granted per debtors classification regulations	57,533	—
Other guarantees provided covered by debtors classification regulations	66,192	85,213
Other guarantees provided not covered by debtors classification regulations	130,684	130,826
Other covered by debtors classification standards	90,171	250,675
(*)	Most of this amount as of December 31, 2010 and 2009, have a remaining maturity of less than one year.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2010	2009

Checks drawn on the Bank pending clearing	1,364,942	997,472
Checks drawn on other Banks	244,461	261,186
30.3	Trust activities
See Note 13.
31.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

32.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Central Bank rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (US GAAP). “FASB ASC” shall refer to Financial Accounting Standards Board Accounting Standards Codification.

In 2010 the Bank adopted the following Accounting Standards Update (ASU):
•	ASU 2009-17 — Consolidations (Topic 810), Amendments to FASB Interpretations No 46 (R); see Note 32.26,
•
ASU 2010-06 — “Fair Value Measurement and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements”. This ASU requires additional disclosures about fair value measurements. Such disclosures are in Note 32.21,

•
ASU 2010-20 — “Receivables (Topic 310) Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses”. This Update amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. Such disclosures are in Note 32.4.

32.1.	Income taxes
a)
As explained in Note 5, Central Bank rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

BANCO MACRO S.A. AND SUBSIDIARIES

For purposes of US GAAP reporting, the Bank applies FASB ASC 740 “Income Taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, the Bank evaluates for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies.

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2010, 2009 and 2008.

The Bank and its subsidiaries file income tax returns in Argentina. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2005 through 2010 (in addition see Note 16).

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 32.7.a) y c)) are summarized as follows:

	As of December 31,
Description	2010	2009

Deferred tax assets:
Governments and private securities	162	2,386
Loans	147,086	105,963
Intangible assets	—	9,487
Allowance for loss contingencies	68,683	62,535
Net tax loss carry forwards	921	754
Other	35,517	36,955

Total deferred assets	252,369	218,080

Deferred tax liabilities:
Property, equipment and other assets	(2,399)	(6,768)
Intangible assets	(37,404)	—
Foreign exchange difference	(24,684)	(19,224)

Total deferred liabilities	(64,487)	(25,992)

Deferred tax asset	187,882	192,088

Allowance for deferred tax assets	(79,858)	(65,673)

Net deferred tax assets under US GAAP	108,024	126,415

As of December 31, 2010, the consolidated tax loss carry forwards of 2,632 are as follows:

Expiration year	Amount

2011	489
2012	1,361
2013	144
2014	638

2,632

BANCO MACRO S.A. AND SUBSIDIARIES
The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2010	2009	2008

Net deferred tax assets at the beginning of the year	126,415	102,946	123,077
Net deferred tax liabilities acquired from acquisition on business combination (*)	(11,113)	—	—
Net amount recorded in comprehensive income	85,251	(146,525)	42,132
Net deferred tax (expense)/ income for the year	(92,529)	169,994	(62,263)

Net deferred tax assets at the end of the year	108,024	126,415	102,946

(*)	Included in Note 32.7.
The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2010	2009	2008

Income tax in accordance with Central Bank regulations	365,775	659,250	261,207

Deferred tax charges	92,529	(169,994)	62,263

Total income tax expense in accordance with US GAAP	458,304	489,256	323,470

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2010	2009	2008

Pre-tax income in accordance with US GAAP	1,323,519	1,483,025	954,641
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	463,232	519,059	334,124

Permanent differences at the statutory rate:
- Variation of allowances	14,185	(23,635)	(30,159)
- Income not subject to income tax	(34,669)	(23,955)	(5,098)
- Others	15,556	17,787	24,603

Income tax in accordance with US GAAP	458,304	489,256	323,470

In Note 32.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, in addition to the adjustments related to business combinations mentioned in Note 32.7 d), the Bank’s assets would increase by 132,250, 131,364 and 107,012 as of December 31, 2010, 2009 and 2008, respectively. In addition, income would decrease by 84,365 and 58,608 for the years ended December 31, 2010 and 2008, respectively, and increase by 170,877 for the year ended December 31, 2009.

b)
In addition, as of December 31, 2009 and 2008 the Bank had asset of 10,280 and 25,767, respectively, for the credit for Tax on minimum presumed income. As mentioned in Note 5 to the financial statements, under Central Bank Rules, such credit is considered to be an asset because Management estimates it will be used within ten years, which is the period allowed by the Central Bank Communiqué “A” 4,295, as amended. As of December 31, 2010 the credit was totally used. In accordance with US GAAP, the Bank should be record allowances for the portion of such credit which was deemed to be more likely than not that it would not be recovered, as per FASB ASC 740. The Bank determinated that no allowances was needed under US GAAP as of December 31, 2009 and 2008.

BANCO MACRO S.A. AND SUBSIDIARIES
32.2.	Exposure to the Argentine Public Sector and Private Securities
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

During 2009, the Bank entered into an exchange agreement whereby it exchanged the guaranteed loans for a book value of 277,832 and received Argentine bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a book value of 277,832. Under Central Bank rules, the accounting of the exchange did not have impact in the consolidated financial statements of the Bank.

Under US GAAP, FASB ASC 310-30-35 “Loan refinancing or Restructuring” requires to recognize the government securities received at fair value and derecognize the guaranteed loans transferred at their carrying amounts. In consequence, income would increase by 11,635.

As mentioned in Note 4.4.c), Guaranteed loans were valued according to Central Bank Communiqué “A” 4,898.

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

As of December 31, 2010, taking into account the available information and the significant improvement in the expected cash flow to be collected, the Bank estimated that guaranteed loans were not impaired.

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in Note 32.7 d), would decrease assets by 168,933, 82,537, and 285,320 as of December 31, 2010, 2009 and 2008, respectively.

On the other hand, income would decrease by 86,396, for the year ended December 31, 2010 and increase by 202,783 and 3,726 for the years ended December 31, 2009 and 2008 respectively.
b)	Government securities

As of December 31, 2009 and 2008, according to Central Bank Communiqué “A” 4861 dated October 30, 2008, as supplemented, the Bank classified certain government securities under “special investment accounts”, as disclosed in Note 20. These government securities were recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable (see Note 4.4.b.1).

BANCO MACRO S.A. AND SUBSIDIARIES

In accordance with Central Bank Communiqué “A” 5,024, the holdings of Argentine government securities and Central Bank monetary regulation instruments recorded under this valuation system should be reversed and booked at market value. Therefore, during 2010 the Bank reclassified these securities. In addition considering the favorable market situation and improvements in conditions of the assets, the Bank has sold a significant portion of such holdings. As of December 31, 2010 the Bank classified those remaining government securities under “holdings for trading or intermediation transactions” recorded at their quoted price (see Note 4.4.b.2).

As of December 31, 2010, 2009 and 2008, the Bank did not have the intention of keeping such holdings through their maturity. Consequently, under US GAAP, these holdings in investment accounts were considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase assets by 363, 237,869 as of December 31, 2010 and 2008, respectively, and would decrease by 39,639 as of December 31, 2009.

On the other hand, income would increase by 20,305 and 19,139 for the years ended December 31, 2010 and 2008, respectively, and would decrease by 92,109 for the year ended December 31, 2009.
c)	Instruments issued by Central Bank of Argentina

As of December 31, 2010, 2009 and 2008, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.4.b.4 and b.5).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 3,986 and 33,729 as of December 31, 2010 and 2008, respectively, and would increase assets by 711 as of December 31, 2009.

On the other hand, income would increase by 13,467 and 3,008 for the years ended December 31, 2010 and 2009, respectively, and decrease by 3,758 for the year ended December 31, 2008.
d)	Other unlisted securities (in accordance with Central Bank)

As of December 31, 2010, 2009 and 2008, the Bank had other unlisted securities (mainly government securities and Corporate Bonds). Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.4.b.3), 4.4.h.4) and 4.4.h.5).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase assets by 7,877 as of December 31, 2010 and would decrease assets by 4,954 and 32,215 as of December 31, 2009 and 2008, respectively.

On the other hand, income would decrease by 11,618 and 11,262 for the years ended December 31, 2010 and 2008, respectively, and increase by 9,653 for the year ended December 31, 2009.

BANCO MACRO S.A. AND SUBSIDIARIES

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and fair value of securities classified as available for sale (see Notes 20 and 28) mentioned in items b) and c) as of December 31, 2010 and 2009, are as follows:

	As of December 31, 2010
			Net
	Carrying	Amortized	Unrealized
	Amount	Cost	Gains/(Loss)	Fair Value

Government securities	214,317	154,005	60,675	214,680
Instruments issued by Central Bank of Argentina	3,849,293	3,850,101	(19,240)	3,830,861
Others unlisted securities	569,346	575,605	20,904	596,509

Total	4,632,956	4,579,711	62,339	4,642,050

	As of December 31, 2009
			Net
	Carrying	Amortized	Unrealized
	Amount	Cost	Gains/(Loss)	Fair Value

Government securities	659,371	578,754	318,487	897,241
Instruments issued by Central Bank of Argentina	5,156,929	5,154,796	(1,076)	5,153,720
Others unlisted securities	202,660	205,205	(3,546)	201,659

Total	6,018,960	5,938,755	313,865	6,252,620

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Proceeds from sales
	As of December 31,
Available for sale securities	2010 (*)	2009 (*)	2008 (*)

Debt Securities Issued by Argentinian Government	1,086,234	1,947,021	3,450,382
Others unlisted securities	111,667	—	—

	1,197,901	1,947,021	3,450,382

(*)	As of December 31, 2010, 2009 and 2008, realized gains as a result of those sales amounted to 175,960, 388,190 and 2,538, respectively.
The amount of the unrealized holding gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 32.18) is as follows:

Securities	2009	Increase	Decrease	2010

Government securities	318,487	20,644	(278,456)	60,675
Instruments issued by Central Bank of Argentina	(1,076)	—	(18,164)	(19,240)
Others unlisted securities	(3,546)	27,220	(2,770)	20,904

Total	313,865	47,864	(299,390)	62,339

Securities	2008	Increase	Decrease	2009

Government securities	(51,130)	369,617	—	318,487
Instruments issued by Central Bank of Argentina	(32,509)	31,433	—	(1,076)
Others unlisted securities	(21,153)	21,210	(3,603)	(3,546)

Total	(104,792)	422,260	(3,603)	313,865

BANCO MACRO S.A. AND SUBSIDIARIES

Securities	2007	Increase	Decrease	2008
Government securities	7,648	2,538	(61,316)	(51,130)
Instruments issued by Central Bank of Argentina	(2,538)	—	(29,971)	(32,509)
Others unlisted securities	1,617	—	(22,770)	(21,153)

Total	6,727	2,538	(114,057)	(104,792)

FASB ASC 320 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the write down amount shall be included in earnings. The Bank evaluated the declines in fair value to determine whether it was other than temporary and did not recognize any other than temporary impairment.

The maturities of available for sale securities as of December 31, 2010 are as follows:

	For the year ended December 31, 2010
			After 5
		After 1 year	years but
	Within 1	but within 5	within 10
	year	years	years	Total

Government securities	4,141	195,793	14,746	214,680
Instruments issued by Central Bank of Argentina	3,830,861	—	—	3,830,861
Others unlisted securities	184,153	348,961	63,395	596,509

Total	4,019,155	544,754	78,141	4,642,050

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2010, 2009 and 2008 are as follows:

	Gains as of December 31,
Trading Securities	2010	2009	2008

Government securities	62,217	839	16,874
Corporate Bonds	—	601	319
Other	1,592	2,308	(656)

	63,809	3,748	16,537

32.3.	Loan origination fees

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

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 46,801, 38,920 and 34,043 as of December 31, 2010, 2009 and 2008, respectively. Income would decrease by 7,881, 4,877 and 13,880 for the years ended December 31, 2010, 2009 and 2008, respectively.

32.4.	Allowance for loan losses
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

The loan loss reserve is maintained in accordance with Central Bank rules. This results from evaluating the degree of debtors’ compliance and the guarantees (see Note 21) and collateral supporting the respective transactions.
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
Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria

In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special monitoring / Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Classification	Criteria

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.
For consumer loan portfolio, the Bank classifies loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification.
Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria

Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.
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
Under Central Bank rules, recoveries are recorded in a separate income line item under Other Income. Write-offs are recorded directly in the income statement. Under US GAAP, recoveries and write-offs would be recorded in the allowance for loan losses in the balance sheet; however there would be no net impact on net income or shareholders’ equity.
b)	Credit Card Loans
The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at 50% in accordance with the Central Bank rules.
Under US GAAP, the Bank adopted a policy to fully provision loans which are 180 days past due.
Had US GAAP been applied, the Bank’s assets would decrease by 12,106, 6,796 and 5,897 as of December 31, 2010, 2009 and 2008, respectively. In addition, income would decrease by 5,310, 899 and 2,297 for the years ended December 31, 2010, 2009 and 2008, respectively.
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
The following table discloses the amounts of loans considerer impairment in accordance with FASB ASC 310 updated by ASU 20-2010, as of December 31, 2010 and 2009:

		Unpaid
	Recorded	principal	Related
	investment	balance	allowance
2010
With no related allowance recorded
Commercial
Overdrafts	14	14	—
Documents	6,064	7,070	—
Mortgage and pledge loans	1,502	3,085	—
Other loans (1)	88,114	106,715	—

Consumer (2)
Documents	282	297	—
Mortgage and pledge loans	307	320	—
Other loans	547	566	—

Total	96,830	118,067	—

With an allowance recorded
Commercial
Overdrafts	385	1,603	1,218
Documents	783	2,933	2,150
Mortgage and pledge loans	10,260	16,153	5,893
Credit card	20	331	311
Other loans	5,564	62,849	56,186

		Unpaid
	Recorded	principal	Related
	investment	balance	allowance

Consumer (2)
Overdrafts	3,245	10,217	6,972
Documents	1,836	4,102	2,266
Mortgage and pledge loans	12,193	26,313	14,120
Personal loans	49,479	171,718	122,239
Credit Card	16,102	40,968	24,866
Other loans	5,896	11,917	6,021

Total	105,763	349,104	242,242

Total Commercial	112,706	200,753	65,758
Total Consumer	89,887	266,418	176,484

		Unpaid
	Recorded	principal	Related
	investment	balance	allowance
2009
With no related allowance recorded
Commercial
Overdrafts	100	105	—
Documents	7,975	8,385	—
Mortgage and pledge loans	2,663	3,723	—
Other loans (1)	144,014	163,814	—

Consumer (2)
Documents	386	390	—
Personal loans	502	524	—
Other loans	352	356	—

Total	155,992	177,297	—

With an allowance recorded
Commercial
Overdrafts	1,628	3,936	2,308
Documents	1,335	3,776	2,441
Mortgage and pledge loans	5,438	10,468	4,053
Credit card	200	372	172
Other loans	59,228	94,929	38,069

Consumer (2)
Overdrafts	6,956	13,243	6,287
Documents	5,432	7,601	2,169
Mortgage and pledge loans	26,144	31,817	5,673
Personal loans	95,630	182,536	86,908
Credit card	6,919	23,983	17,064
Other loans	10,146	11,268	2,692

Total	219,056	383,929	167,836

Total Commercial	222,581	289,508	47,043
Total Consumer	152,467	271,718	120,793

(1)	Mainly includes loans to highly rating companies.

(2)	Includes consumer loans collectively evaluated for impairment.
The average recorded investments for impairment loans were 376,316, 435,182 and 288,430 for the years ended December 31, 2010, 2009 and 2008, respectively.
The interest income recognized on impairment loans were 39,797, 45,766 and 20,638 for the years ended December 31, 2010, 2009 and 2008, respectively.
The Bank recognizes interest income on impaired loans on a cash basis method.
In addition, the Bank has performed a migration analysis based on uncollectability following the FASB ASC 450 considerations.

Had US GAAP been applied, the Bank’s assets would decrease by 8,352, 8,935 and 10,539 as of December 31, 2010, 2009 and 2008, respectively. In addition, income would increase by 583, 1,604 and 3,667 for the years ended December 31, 2010, 2009 and 2008, respectively.
Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2010 and 2009 respectively, is as follows:

	Commercial	Consumer	Total
2010
Beginning balance	146,346	328,773	475,119
Provision for possible loan losses	59,868	197,869	257,737
Charge-off	(5,826)	(152,572)	(158,398)
Recoveries	(29,640)	(33)	(29,673)

Ending balance	170,748	374,037	544,785

Period end allocated to:
Allowances individually evaluated for impairment	65,758	—	65,758
Allowances collectively evaluated for impairment	104,990	374,037	479,027

Ending balance	170,748	374,037	544,785

2009
Beginning balance	177,782	286,868	464,650
Provision for possible loan losses	10,371	179,929	190,300
Charge-off	(37,333)	(138,024)	(175,357)
Recoveries	(4,474)	—	(4,474)

Ending balance	146,346	328,773	475,119

Period end allocated to:
Allowances individually evaluated for impairment	46,166	—	46,166
Allowances collectively evaluated for impairment	100,180	328,773	428,953

Ending balance	146,346	328,773	475,119

Loans individually evaluated for impairment for Commercial segment amounts to 83,493 and 104,977 for the years ended December 31, 2010 and 2009.
Loans collectively evaluated for impairment for Commercial segment amounts to 7,331,239 and 5,120,323, for the years ended December 31, 2010 and 2009.
Loans collectively evaluated for impairment for Consumer segment amounts to 9,271,783 and 6,660,210 for the years ended December 31, 2010 and 2009.
d)	Interest recognition — non-accrual loans
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
Under US GAAP the accrual of interest is discontinued when Management has serious doubts about further collectability of principal or interest, usually after 90 days, even though the loan currently is performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses.
Had US GAAP been applied, the Bank’s assets would decrease by 3,396, 7,694 and 4,443 as of December 31, 2010, 2009 and 2008, respectively. In addition, income would increase by 4,298 for the year ended December 31, 2010 and would decrease by 3,251 and 1,824 for the years ended December 31, 2009 and 2008, respectively.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2010 and 2009, respectively:

	2010	2009

Commercial
Overdrafts	708	3,874
Documents	1,368	2,953
Mortgage and pledge loans	15,384	6,535
Credit card	283	289
Other loans (1)	78,740	56,676

Consumer
Overdrafts	8,594	11,453
Documents	4,772	7,798
Mortgage and pledge loans	28,776	37,116
Personal loans	163,964	176,599
Credit Card	24,094	13,294
Other loans	13,162	12,175

Total	339,845	328,762

(1)	Mainly includes loans to highly rating companies.
An aging analysis of past due loans, segregated by class of loans, as of December 31, 2010 and 2009 were as follows:

			Greater
	30-59	60-89	Than	Total
	Days	Days past	90	Past		Total
	past due	due	days	Due	Current	Loans
2010
Commercial
Overdrafts	42,961	16,906	22,972	82,839	1,728,767	1,811,606
Documents	—	991	1,368	2,359	1,331,351	1,333,710
Mortgage and pledge loans	11,851	166	39,936	51,953	603,596	655,549
Credit card	—	—	309	309	42,083	42,392
Other loans (1)	5,717	31,367	94,527	131,611	3,439,864	3,571,475

Consumer
Overdrafts	7,228	1,527	9,843	18,598	245,640	264,238
Documents	941	343	2,583	3,867	466,338	470,205
Mortgage and pledge loans	7,291	1,979	17,222	26,492	595,202	621,694
Personal loans	35,628	19,743	82,893	138,264	5,683,274	5,821,538
Credit card	254	220	43,625	44,099	1,469,148	1,513,247
Other loans	4,615	1,458	7,080	13,153	567,708	580,861

Total	116,486	74,700	322,358	513,544	16,172,971	16,686,515

			Greater
	30-59	60-89	Than	Total
	Days	Days past	90	Past		Total
	past due	due	days	Due	Current	Loans
2009
Commercial
Overdrafts	50,621	25,441	44,872	120,934	1,092,166	1,213,100
Documents	894	—	2,826	3,720	1,013,136	1,016,856
Mortgage and pledge loans	8,541	—	27,355	35,896	369,064	404,960
Credit card	—	—	289	289	23,836	24,125
Other loans (1)	31,216	5,718	89,397	126,331	2,439,928	2,566,259

Consumer
Overdrafts	9,781	2,766	12,208	24,755	254,376	279,131
Documents	1,489	528	4,542	6,559	405,842	412,401
Mortgage and pledge loans	6,944	3,935	21,385	32,264	602,273	634,537
Personal loans	35,872	18,876	99,809	154,557	3,863,263	4,017,820
Credit card	219	134	22,884	23,237	903,314	926,551
Other loans	2,823	916	7,038	10,777	378,993	389,770

Total	148,400	58,314	332,605	539,319	11,346,191	11,885,510

(1)	Mainly includes loans to highly rating companies.

The following table shows the loans balances (mainly “Other loans” and “Personal loans” for commercial and consumer portfolio, respectively) categorized by credit quality indicators for the years ended December 31, 2010 and 2009:

	Commercial		Consumer
	2010	2009	2010	2009

In normal situation / performing	7,299,370	5,011,361	8,903,050	6,292,230

Subject to special monitoring / in observation — in negotiation or with rollover agreement / Low Risk	32,017	108,962	101,757	97,515
Troubled / Medium Risk	2,361	42,709	71,083	87,954

With high risk or Insolvency / High Risk	21,225	49,535	144,327	138,850
Irrecoverable	59,759	12,733	51,155	43,263
Irrecoverable according to Central Bank rules	—	—	411	398

	7,414,732	5,225,300	9,271,783	6,660,210

BANCO MACRO S.A. AND SUBSIDIARIES
32.5.	Intangible assets
a)	Judgments due to court decisions related to foreign currency- denominated deposits

Under Central Bank Rules, it includes exchange differences related to the payments and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decision mentioned in note 2 to our consolidated financial statements.

Under US GAAP, the right to obtain these compensations is deemed a contingent gain which can not be recognized until realized, pursuant to FASB ASC 450.

Additionally, as of December 2010, 2009 and 2008, as mentioned in Note 4.4.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of court decisions, in conformity with Central Bank indications in the notice dated August 4, 2008.

Under US GAAP, in accordance with FASB ASC 450, the Bank should have recorded a liability to cover the contingent losses related to the application of the Argentine Supreme Court ruling dated December 27, 2006 and August 28, 2007.

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in Note 32.7. a), would decrease net assets by 103,772 100,528 and 84,974 as December 31, 2010, 2009 and 2008, respectively. In addition, income would decrease by 3,244 and 15,554 for the years ended December 31, 2010 and 2009, and increase by 25,677 for the year ended December 31, 2008, respectively.

The adjustments related to these intangible asset acquired in business combination transactions are included in Note 32.7.a).

b)	Software costs

Under Central Bank Rules, it includes software costs relating to preliminary, application development and post —implementation stages of software development. BCRA GAAP permits the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350- 40.

The adjustments related to capitalized of software cost acquired in business combination transactions are included in Note 32.7 a).

The effects of adjustments required to state such amounts in accordance with US GAAP, besides the adjustments mentioned in Note 32.7 a), would decrease assets by 17,514, 26,858 and 38,875 as of December 31, 2010, 2009 and 2008, respectively. In addition income would increase by 9,344, 12,017 and 1,431 for the years ended December 31, 2010, 2009 and 2008, respectively.

c)	Organizational costs

Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 also resulted in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank ´s assets of 1,889, 8,028 and 8,291 as of December 31, 2010, 2009 and 2008, respectively. In addition income would increase by 6,139, 263 and 365 for the years ended December 31, 2010, 2009 and 2008, respectively.

The adjustments related to Organizational costs acquired in business combination transactions are included in Note 32.7 a) to d).

BANCO MACRO S.A. AND SUBSIDIARIES
32.6.	Vacation accrual
The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had US GAAP been applied, the Bank’s shareholder’s equity would decrease by 95,061, 72,676 and 61,122 as of December 31, 2010, 2009 and 2008, respectively. In addition, the income would decreased by 22,385, 11,554 and 19,341 for the years ended December 31, 2010, 2009 and 2008, respectively.

32.7.	Business Combinations

The Bank has effected several business combinations in the past few years. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to the banks which have not been legally merged into the Bank (mainly Banco del Tucumán S.A. and Banco Privado de Inversiones S.A.). The qualitative description of the adjustments related to business combinations are described above, as the case may be. The details of these effects are described in this footnote.

a)	Acquisition of controlling interest in Banco del Tucumán S.A.
On May 5, 2006, the Bank acquired 75% of the capital stock of Banco del Tucumán S.A., at a cash purchase price of 45,961.

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

Consequently, Banco Macro S.A. has allocated the purchase price (45,961) to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date (73,575), and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill (27,614).

Subsequently, in 2006 and 2007 the Bank acquired the 4.84% and 10.09% additional interest of Banco del Tucumán S.A. for cash payments of 2,907 and 9,709, respectively. These acquisitions were accounted for steps acquisitions in accordance with former SFAS 141 (not codified). Consequently, Banco Macro S.A. has allocated the purchase prices to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates (17,628 and 6,982, respectively), and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill (7,919 and 4,075, respectively).

BANCO MACRO S.A. AND SUBSIDIARIES
The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2010, 2009 and 2008:

	Increase / (Decrease)
	Consolidated
	shareholders’ Equity as of			Consolidated Net income Year
	December 31			ended December 31,
	2010	2009	2008	2010	2009	2008

Deferred taxes, net of allowances	(2,102)	(4,949)	(4,066)	2,847	(883)	(3,655)

Write off of tangible and intangible assets as a result of negative goodwill allocated	(3,735)	2,300	3,339	(6,035)	(1,039)	(4,794)

Judgments due to Court decisions related to foreign currency-denominated deposit	(1,281)	(1,418)	(2,038)	137	620	2,301

Other purchase price adjustments	(3,413)	(3,469)	(2,888)	56	(581)	408

Total	(10,531)	(7,536)	(5,653)	(2,995)	(1,883)	(5,740)

b)	Acquisition of Nuevo Banco Bisel S.A. —Merger with and into Former Nuevo Banco Bisel S.A.
b.1)	Acquisition of Nuevo Banco Bisel S.A.

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

Consequently, Banco Macro S.A. has allocated the purchase price (19,509) to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date (61,214), and the excess of the fair value of the acquired net assets over the cost has resulted in a extraordinary gain (41,705).

b.2)	Merger with and into Former Nuevo Banco Bisel S.A.

As mentioned in Note 3.6. in 2009, Banco Macro S.A. carried out the legal merger of Nuevo Banco Bisel S.A. with and into the Bank. The result of this transaction was a single shareholder group, including the former non controlling interest of former Nuevo Banco Bisel S.A., owning the consolidated net assets.

Banco Macro S.A. issued 1,147,887 registered Class B shares to be delivered to the non controlling interest of former Nuevo Banco Bisel S.A. That non controlling interest belonged to subsidiaries of Banco Macro S.A. Therefore, it was a transaction between entities under common control.

BANCO MACRO S.A. AND SUBSIDIARIES

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

The effects on the Bank’s net assets, to account under US GAAP had been resulted in a decrease by 20,746, 32,840 and 51,721 as of December 31, 2010, 2009 and 2008, respectively. In addition income would increase by 12,094 and 13,567 for the years ended December 31, 2010 and 2009, respectively, and decrease by 7,868 for the year ended December 31, 2008.

c)	Acquisition of Banco Privado de Inversiones S.A.
As mentioned in note 3.7, on September 20, 2010, the Bank acquired 100% of the common shares of Banco Privado de Inversiones S.A at a cash purchase price of USD 23.3 millions.

The transaction will enable the Bank to serve a greater number of customers with our current structure, to complement lines of business and to achieve greater economies of scale by additionally providing Banco Privado de Inversiones with a more efficient financing structure and permitting its clients access to a network with a greater geographical coverage.

Under Central Bank Rules, business combinations are accounted for the carryover book value of the acquired company and goodwill is recognized based on the difference of the book value of the net assets acquired and the purchase price (including contingent consideration). The bank recognized a positive goodwill amounting to 56,205.

Under US GAAPS, FASB ASC 805 requires the acquisition of controlling interest of Banco Privado de Inversiones S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net asset over the cost has resulted in a gain.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Credit card	252,101

Intangible non-current assets
Credits card	59,799
Core deposit	5,433

Other Assets	142,918

Total assets acquired	460,251

Deposits	292,438

Deferred tax	11,113

Other liabilities	64,590

Total liabilities assumed	368,141

Total net assets	92,110

% acquired	100%

Total net assets acquired	92,110

Cash purchase price	91,857

Gain	253

BANCO MACRO S.A. AND SUBSIDIARIES

Identification and allocation of the value to the identified intangible assets was based on “multi-period excess earning method (“MEEM”) for Credit Card and Favourable Source of Founds (“FSF”) for Core Deposit.

The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2010:

	Increase /(Decrease)
	Consolidated	Consolidated Net
	shareholders’	income
	Equity	Year ended
	As of December	December
	31, 2010	31, 2010

Deferred taxes, net of allowances	(22,124)	(11,011)

Judgements due to Court decisions related to foreign currency-denominated deposit	(989)	141

Intangible assets adjustments	63,212	(2,020)

Reversal of goodwill under Central Bank Rules	(54,331)	1,874

Other purchase price adjustments	3,582	113

Total	(10,650)	(10,903)

d)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 46,298, 66,094 and 70,400 as of December 31, 2010, 2009 and 2008, respectively. In addition, income would increase by 19,796, 4,306 and 4,821 for the years ended December 31, 2010, 2009 and 2008, respectively.

32.8.	Reporting on Comprehensive Income (loss)

FASB ASC 220 requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Note 32.18. In the Bank’s case, comprehensive income is affected by FASB ASC 830 cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

32.9.	Restatement of financial statements in constant pesos
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

BANCO MACRO S.A. AND SUBSIDIARIES
32.10.	Accounting for derivative instruments and hedging activities

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

In the Bank’s case, interests rate contracts were created with the purpose of extending medium and long-term credit to productive activity and works of infrastructure, in line with the communicated No. 49,460 issued by the Central Bank. The Bank performs these transactions in MAE market, as well as private contracts. These derivatives are settled monthly (those perform in MAE market) or quarterly (private contracts), whichever is applicable.

In the Foreign Exchange contracts the Bank mainly operates as an intermediary between parties. The Bank performs these transactions in MAE an Rofex markets, as well as private contracts. These derivatives are settled daily (those perform in MAE and Rofex markets) or at maturity (private contracts).

The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value.

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2010		2009
Derivates not designated as hedging	Balance sheet		Balance sheet
instruments under FASB ASC 815	location (1)	Fair value	location (1)	Fair value

Assets derivatives

Interest rate contracts	Other receivables from financial intermediation	8,074	Other receivables from financial intermediation	7,748

Foreign exchange contracts	Other receivables from financial intermediation	2,799	Other receivables from financial intermediation	5,262

Total assets derivatives		10,873		13,010

Liability derivatives

Interest rate contracts	Other liabilities from financial intermediation	11,756	Other liabilities from financial intermediation	20,271

Foreign exchange contracts	Other liabilities from financial intermediation	755	Other liabilities from financial intermediation	—

Total liability derivatives		12,511		20,271

BANCO MACRO S.A. AND SUBSIDIARIES

		As of December 31,
		2010	2009
		Amount of gain	Amount of gain
	Location of gain	or (loss)	or (loss)
Derivates not designated	or (loss) recognized in	recognized in	recognized in
as hedging instruments	income on	income on	income on
under FASB ASC 815	derivatives (1)	derivatives	derivatives
Interest rate contracts	Financial income-Other / (Financial expense-Other)	(6,383)	(21,325)
Foreign exchange contracts	Financial income-Other / (Financial expense-Other)	9,471	(13,992)

Total		3,088	(35,317)

(1)	According to Central Bank rules.

Considering the derivatives used by the Bank (described in Note 30 and according to the valuation standards described in Notes 4.4.h) and 4.4.m)), had this accounting requirement been applied, the Bank’s assets would decrease by 3,682 and 12,522 as of December 31, 2010, and 2009, respectively and would increase by 7,200 as of December 31, 2008. In addition income would increase by 8,840 and 4,754 for the years ended December 31, 2010 and 2008 respectively and decrease by 19,722 for the year ended December 31, 2009.

32.11.	Foreign currency translation

Financial statements of the subsidiaries Macro Bank Limited and Red Innova Administradora de Inversión S.A. (liquidated in December 2008) were translated under Central Bank rules as described in Note 4.1. US GAAP foreign currency translation requirements are covered by FASB ASC 830-20 “Foreign Currency Matters” and differs with Central Bank rules in the translation of the income statement accounts, which under US GAAP should have been translated at the average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders’ equity are recognized as an other comprehensive income.

Had US GAAPS been applied, the Bank’s net income would decrease by 7,951 for the year ended December 31, 2010, and would increase by 15 and 8,859 for the years ended December 2009 and 2008, respectively, and these resulting differences recognized as other comprehensive income.

32.12.	Accounting for guarantees
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

Had US GAAP been applied, no differences would have existed in the Bank records, besides the adjustment mentioned in Note 32.3.

BANCO MACRO S.A. AND SUBSIDIARIES
32.13.	Earning Per Share
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

The following table sets forth the computation of Basic EPS:

	2010	2009	2008

Numerator:

Net income attributable to the controlling interest under US GAAP	859,272	986,285	628,243

Denominator:

Common stock outstanding for the fiscal year (1)	594,485,168	594,485,168	608,437,455

Weighted-average common shares outstanding for the year	594,485,168	595,633,666	658,124,254

Basic EPS attributable to controlling interest under US GAAP — stated in pesos	1.45	1.66	0.95

(1)	See Note 9.

During 2010, 2009 and 2008, the Bank paid 208,070, 148,335 and 170,995, respectively, in cash dividends. Dividend per share amounted to Ps. 0.35, 0.25 and 0.25 respectively. In addition, on April 26, 2011, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends for an amount of up 505,312.

32.14.	Corporate Bonds
a)	Issuance Cost of Corporate Bonds and Interest recognition
As mentioned in Note 10., on December 18, 2006, the Bank issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000.

In addition, on January 29, 2007 and on June 7, 2007, the Bank issued the 1st series of Class 2 nonsubordinated Corporate Bonds for a face value of USD 150,000,000 and the 1st series of Class 3 nonsubordinated Corporate Bonds (peso-linked Notes) for a face value of USD 100,000,000, respectively.

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

Had US GAAP been applied, the Bank’s assets would increase by 3,407, 7,970 and 13,211 as of December 31, 2010, 2009 and 2008, respectively. In addition income for the years ended December 31, 2010, 2009 and 2008 would decrease by 4,563, 5,241 and 5,189, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
b)	Repurchased Own Corporate Bonds

During 2008 and 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 issued for itself (see Note 10). Under Central Bank rules, at the repurchase date, the Bank records an asset under Other receivables from financial intermediation, valued as mentioned in Note 4.4.h.5), but it does not derecognize the liabilities generated by the issuance thereof under Other liabilities from financial intermediation, valued as mentioned in Note 4.4.h.6). Such repurchased corporate bonds are only considered extinguished and income is recognized when the Bank’s Board of Director approved the legal cancellation of such bonds.

As of December 31, 2008, the Bank had recorded an asset for repurchases of nonsubordinated corporate bonds for an amount of 29,105 and still had recorded liabilities generated by the issuance thereof for an amount of 56,738 cancelled during 2009.

Under US GAAP, FASB ASC 405-20, such repurchased corporate bonds should be considered extinguished when repurchased. As a consequence, the liabilities should have been decreased and income should have been recognized.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 27,633 for the year ended December 31, 2008. In addition net income would decrease and increase by, 27,633 for the years ended December 31, 2009 and 2008, respectively.

32.15.	Foreclosed assets

As mentioned in Note 23.2, the Bank has real foreclosed assets and building not affected by banking activities. Under Central Bank rules, these assets are carried at cost adjusted by depreciation over the life of the assets (see Note 4.4.k)).

Under US GAAP, in accordance with FASB ASC 360 “Property, Plant and Equipment”, such assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. If the asset is newly acquired the carrying amount of the asset shall be established based on its fair value less cost to sell at the acquisition date. A long-lived asset shall not be depreciated while it is classified as held for sale.

Had US GAAP been applied, the Bank’s assets would increase by 12,908, 12,446 and 11,093 as of December 31, 2010, 2009 and 2008, respectively. In addition income would increase by 462 and 1,353 for the years ended December 31, 2010 and 2009, respectively, and would decrease by 2,112 for the year ended December 31, 2008.

32.16.	Noncontrolling Interests in Subsidiaries

In December 31, 2007, the FASB issued former SFAS 160 (FASB ASC 810) which amend the accounting of noncontrolling interests (formerly known as “minority interests”). For Banco Macro S.A., it became effective for fiscal years beginning January 1, 2009. The Bank gave it retroactive effect as of December 31, 2008, so as to compare them with the current consolidated financial statements.

Central Bank rules requires to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 27,499, 20,684 and 15,568 as of December 2010, 2009 and 2008, respectively. In addition income would increase by 6,815, 5,116 and 2,928 for the years ended December 31, 2010, 2009 and 2008.

BANCO MACRO S.A. AND SUBSIDIARIES
32.17.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income
	Years ended December 31,
	Ref.	2010	2009	2008

Net income in accordance with Central Bank rules		1,010,430	751,930	660,050
Income taxes
Deferred taxes, net of allowances	32.1.a)	(84,365)	170,877	(58,608)
Exposure to the Argentine public sector and private securities
Loans — Non-financial federal government sector	32.2.a)	(86,396)	202,783	3,726
Government securities	32.2.b)	20,305	(92,109)	19,139
Instruments issued by Central Bank of Argentina	32.2.c)	13,467	3,008	(3,758)
Other unlisted securities	32.2.d)	(11,618)	9,653	(11,262)
Loan origination fees	32.3	(7,881)	(4,877)	(13,880)
Allowance for loan losses
Credit Card Loans	32.4.b)	(5,310)	(899)	(2,297)
Impaired Loans — Non Financial Private Sector and residents abroad	32.4.c)	583	1,604	3,667
Interest recognition — non accrual loans	32.4.d)	4,298	(3,251)	(1,824)
Intangible assets
Judgments due to court decisions related to foreign currency — denominated deposits	32.5.a)	(3,244)	(15,554)	25,677
Software costs	32.5.b)	9,344	12,017	1,431
Organizational costs	32.5.c)	6,139	263	365
Vacation accrual	32.6	(22,385)	(11,554)	(19,341)
Business combination
Acquisition of Banco de Tucumán S.A.	32.7.a)	(2,995)	(1,883)	(5,740)
Acquisition of Nuevo Banco Bisel S.A. — Merger with and into Former Nuevo Banco Bisel S.A.	32.7.b)	12,094	13,567	(7,868)
Acquisiton of Banco Privado de Inversiones S.A.	32.7.c)	(10,903)	—	—
Gain as result of adquisition of Banco Privado de Inversiones S.A.	32.7.c)	253	—	—
Other	32.7.d)	19,796	4,306	4,821
Derivative instruments	32.10	8,840	(19,722)	4,754
Foreign currency translation	32.11	(7,951)	15	8,859
Corporate Bonds
Issuance Cost of Corporate Bonds and Interest recognition	32.14.a)	(4,563)	(5,241)	(5,189)
Repurchased Own Corporated Bonds	32.14.b)	—	(27,633)	27,633
Foreclosed assets	32.15	462	1,353	(2,112)
Noncontrolling interest in subsidiaries	32.16	6,815	5,116	2,928

Net income in accordance with US GAAP		865,215	993,769	631,171

Less: Net income attributable to the noncontrolling interest		5,943	7,484	2,928

Net income attributable to the controlling interest in accordance with US GAAP		859,272	986,285	628,243

BANCO MACRO S.A. AND SUBSIDIARIES

	2010	2009	2008

Net income in accordance with US GAAP	865,215	993,769	631,171

Other comprehensive income, net of tax:	(158,324)	272,117	(78,246)

Total comprehensive income, net in accordance with US GAAP	706,891	1,265,886	552,925

Less: Comprehensive income attributable to noncontrolling interest	6,053	7,429	2,761

Comprehensive income attributable to controlling interest	700,838	1,258,457	550,164

Total earning per share attributable to controlling interest in accordance with US GAAP — stated in pesos	1.45	1.66	0.95

Weighted average number of shares outstanding (in thousands)	594,485	595,634	658,124

	Increase / (decrease)
	Consolidated Shareholders’ Equity
	as of December 31,
	Ref.	2010	2009	2008

Shareholders’ equity in accordance with Central Bank rules		4,152,842	3,358,801	2,821,911

Income taxes
Deferred taxes, net of allowances	32.1.a)	132,250	131,364	107,012
Exposure to the Argentine public sector and private securities
Loans — Non-financial federal government sector	32.2.a)	(168,933)	(82,537)	(285,320)
Government securities	32.2.b)	363	237,869	(39,639)
Instruments issued by Central Bank of Argentina	32.2.c)	(3,986)	711	(33,729)
Other unlisted securities	32.2.d)	7,877	(4,954)	(32,215)
Loan origination fees	32.3	(46,801)	(38,920)	(34,043)
Allowance for loan losses
Credit Card Loans	32.4.b)	(12,106)	(6,796)	(5,897)
Impaired Loans — Non Financial Private Sector and residents abroad	32.4.c)	(8,352)	(8,935)	(10,539)
Interest recognition — non accrual loans	32.4.d)	(3,396)	(7,694)	(4,443)
Intangible assets
Judgments due to court decisions related to foreign currency — denominated deposits	32.5.a)	(103,772)	(100,528)	(84,974)
Software costs	32.5.b)	(17,514)	(26,858)	(38,875)
Organizational costs	32.5.c)	(1,889)	(8,028)	(8,291)
Vacation accrual	32.6	(95,061)	(72,676)	(61,122)
Business combination
Acquisition of Banco de Tucumán S.A.	32.7.a)	(10,531)	(7,536)	(5,653)
Acquisition of Nuevo Banco Bisel S.A. — Merger with and into Former Nuevo Banco Bisel S.A.	32.7.b)	(20,746)	(32,840)	(51,721)
Acquisition of Banco Privado de Inversiones S.A.	32.7 d)	(10,650)	—	—
Other	32.7.d)	(46,298)	(66,094)	(70,400)
Derivative instruments	32.10	(3,682)	(12,522)	7,200
Corporate Bonds
Issuance Cost of Corporate Bonds and Interest recognition	32.14.a)	3,407	7,970	13,211
Repurchased Own Corporate Bonds	32.14.b)	—	—	27,633
Foreclosed assets	32.15	12,908	12,446	11,093

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity
	as of December 31,
	Ref.	2010	2009	2008

Noncontrolling Interests in Subsidiaries	32.16	27,499	20,684	15,568

Banco Macro S.A. Shareholders’ equity in accordance with US GAAP (1)		3,783,429	3,292,927	2,236,767

Noncontrolling interests (2)		(28,995)	(23,052)	(15,568)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		3,754,434	3,269,875	2,221,199

(1)	Includes the effects of other comprehensive income.

(2)	It includes the amount recorded under Central Bank rules and the effect of adjustments mentioned above.
32.18.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2010, 2009 and 2008 — net of related income tax effects:

			Accumulated
		Unrealized	Other
	Foreign	Gains/	Comprehensive
	Currency	(losses) on	Income /
	Items (1)	securities (2)	(Loss) (3)

Balances as of December 31, 2007	9,307	4,372	13,679

Current-fiscal year change	(8,859)	(111,519)	(120,378)

Tax effects	3,100	39,032	42,132

Balances as of December 31, 2008	3,548	(68,115)	(64,567)

Current-fiscal year change	(15)	418,657	418,642

Tax effects	5	(146,530)	(146,525)

Balances as of December 31, 2009	3,538	204,012	207,550

Current-fiscal year change	7,951	(251,526)	(243,575)

Tax effects	(2,783)	88,034	85,251

Balances as of December 31, 2010.	8,706	40,520	49,226

(1)	See Note 32.11.

(2)	See Note 32.2.

(3)	Includes amounts attributable to the non controlling interest for 110, (55) and (167) for the years ended December 31, 2010, 2009 and 2008, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES
32.19.	Statement of Cash flows
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
In accordance with Central Bank Communiqué “A” 4,667, cash equivalents includes all liquidity investment with original maturities of three months or less.
Under US GAAP rules, in accordance with FASB ASC 230-10, certain securities did not meet the requirements to be classified as cash equivalents, and instead, are classified as available for sale.
The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2010, 2009 and 2008, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities and guaranteed loans exchanging non cash assets or liabilities for other non cash assets or liabilities (among others, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and the exchange agreements mentioned in Note 2) with a book value of 1,775,501, 850,877 and 798,827, respectively.
The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2010	2009	2008
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	3,002,918	3,424,863	2,904,605
Fees and commissions received	1,312,098	1,043,723	882,354
Purchases and sales of trading securities	(69,890)	734,902	21,547
Other sources of cash	97,274	4,920	28,909

Less:
Interest paid	(1,238,296)	(1,667,293)	(1,196,698)
Fees and commissions paid	(278,375)	(220,860)	(168,091)
Cash paid to suppliers and employees	(1,780,237)	(1,405,088)	(1,120,663)
Increase in intangible assets	(99,725)	(74,471)	(61,991)
Increase in other receivables from financial intermediation and other assets	(1,917,996)	(431,579)	(358,736)
Other uses of cash	(705,129)	(376,475)	(111,360)

Net cash (used in) provided by operating activities	(1,677,358)	1,032,642	819,876

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(15,874,417)	(15,105,006)	(10,668,191)
- Proceeds from sales of investment securities	18,177,041	13,257,958	10,294,965
Increase in loans and leases, net	(4,685,658)	(469,106)	(1,562,881)
Proceeds from sale of Bank premises and equipment	5,050	2,795	9,694
Purchases of Bank premises and equipment	(62,484)	(37,124)	(82,513)
Purchase of Banco Privado de Inveriones S.A, net of cash acquired	(55,017)	—	—

Net cash used in investing activities	(2,495,485)	(2,350,483)	(2,008,926)

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
	2010	2009	2008
Cash provided by (used in) financing activities
Increase in deposits, net	4,499,041	2,742,903	2,258,332
Increase in long term borrowings	100,486	47,494	101,711
Decrease in long term borrowings	(400,279)	(143,024)	(132,490)
Increase / (Decrease) in other short term liabilities, net	186,450	747,649	(80,864)
Own shares reacquired	—	(56,665)	(380,164)
Cash dividends paid	(208,124)	(148,350)	(171,004)

Net cash provided by financing activities	4,177,574	3,190,007	1,595,521

Increase in cash and cash equivalents	4,731	1,872,166	406,471
Cash at the beginning of fiscal year	5,396,063	3,523,897	3,117,426

Cash at the end of fiscal year	5,400,794	5,396,063	3,523,897

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2010	2009	2008

Net income for the fiscal year	1,010,430	751,930	660,050

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	133,000	123,220	116,199
Provision for loan losses and special reserves, net of reversals	213,513	210,200	290,778
Net (income)/loss from government and private securities	(655,756)	104,598	(50,788)
Foreign exchange differences	(160,209)	(133,731)	(143,094)
Equity (gain)/ loss of unconsolidated subsidiaries	(6,168)	(7,618)	25,847
Increase from intangible assets	(99,725)	(74,471)	(61,991)
Non-computable VAT credit	28,132	21,499	23,037
Valuation allowance of loans to the government sector	—	—	66,125
(Decrease)/Increase in taxes payable	(187,332)	446,637	168,862
Decrease in other receivables from financial intermediation and other assets	(1,917,996)	(431,579)	(358,736)
Net Increase in interest receivable and payable and other accrued income and expenses	(52,951)	(10,571)	(12,798)
Non controlling interest in subsidiaries	6,868	5,092	3,354
Net Increase in other sources of cash	10,836	27,436	93,031

Net cash (used in) provided by operating activities	(1,677,358)	1,032,642	819,876

32.20.	Forward transactions pending settlement
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

BANCO MACRO S.A. AND SUBSIDIARIES
Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 140,186 and 30,446 as of December 31, 2010 and 2009, respectively.
32.21.	Fair value Measurement Disclosures
FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2010, the Bank adopted new accounting guidance under FASB ASC 820 that requires additional disclosures including, among other things, (1) the amounts and reasons for certain significant transfers among the three hierarchy levels of inputs, (2) the gross, rather than net, basis for certain Level 3 rollforward information, (3) use of a “class” basis rather than a “major category” basis for assets and liabilities, and (4) valuation techniques and inputs used to estimate Level 2 and Level 3 fair value measurements. The following information incorporates these new disclosure requirements except for the Level 3 rollforward information which is not required until the first quarter of 2011.
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
The Bank uses fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities (debt instruments issued by National Government and Central Bank, shares, mutual funds and corporate bonds) classified as available for sale or trading account, forward transactions pending settlement and derivatives (forward transactions without delivery of underlying assets and interest rate swaps).

BANCO MACRO S.A. AND SUBSIDIARIES
Assets and liabilities valued at their fair recurrent value as of December 31, 2010 and 2009 are as follows:

	Fair value measurements on a recurring basis as of
	December 31, 2010
DESCRIPTION	Level 1	Level 2		Level 3	TOTAL

ASSETS
Government and private securities

Trading
- Government securities	295,533	—		—	295,533
- Equity securities	17,588	—		—	17,588

Available for sale
- Government securities	214,680	183,585		—	398,265
- Instruments issued by Central Bank	681,949	3,148,912	(*)	—	3,830,861

Other receivables from financial intermediation

Trading
- Mutual funds	29,225	—		—	29,225

Available for sale
- Unlisted Corporate Bonds	17,081	278,804		—	295,885
- Debt securities in financial trust	—	—		117,039	117,039

Forward transactions pending settlement	72,683	551		—	73,234

Other receivables in securities	4,286	—		—	4,286

Derivative instruments	2,085	—		—	2,085

TOTAL ASSETS	1,335,110	3,611,852		117,039	5,064,001

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	83,261	680		—	83,941

Derivative instruments	—	—		3,682	3,682

TOTAL LIABILITIES	83,261	680		3,682	87,623

	Fair value measurements on a recurring basis as
	of December 31, 2009
DESCRIPTION	Level 1	Level 2	Level 3	TOTAL

ASSETS
Government and private securities

Trading
- Government securities	465,037	—	—	465,037
- Equity securities	43,047	—	—	43,047
- Mutual funds	37,829	—	—	37,829

BANCO MACRO S.A. AND SUBSIDIARIES

	Fair value measurements on a recurring basis as of
	December 31, 2009
	Level 1	Level 2		Level 3	TOTAL
ASSETS (Cont.)

Available for sale
- Government securities	894,306	84,053		—	978,359
- Instruments issued by Central Bank	264,485	4,889,029	(*)	—	5,153,514

Other receivables from financial intermediation

Available for sale
- Unlisted Corporate Bonds	—	71,903		8,736	80,639
- Debt securities in financial trust	—	—		39,558	39,558

Forward transactions pending settlement	15,486	1,023		—	16,509

Other receivables in securities	5,214	—		—	5,214

Derivative instruments	5,295	—		—	5,295

TOTAL ASSETS	1,730,699	5,046,008		48,294	6,825,001

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	15,204	246		—	15,450

Derivative instruments	—	—		12,522	12,522

TOTAL LIABILITIES	15,204	246		12,522	27,972

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.
Interest rate swaps, unlisted corporate bonds and debt securities in financial trust are fair valued primarily under Level 3 using discounted cash flow methodologies, which requires significant management judgment or estimation (discount interest rate, projected Libor and projected exchange rate).

BANCO MACRO S.A. AND SUBSIDIARIES
The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

	Fair value measurements using significant
	unobservable inputs (Level 3)
	December 31, 2010
			Debt
			securities in
		Corporate	financial
Description	Derivatives	Bonds	trust	Total

Beginning balance	(12,522)	8,736	39,558	35,772
Transfer into Level 3	—	—	—	—
Transfer out of Level 3	—	(8,736)	—	(8,736)
Total gains or losses (realized/unrealized)
- Included in earnings (or changes in net assets)	8,840	—	142	8,982
- Included in other comprehensive income	—	—	2,505	2,505
Purchases, issuances, sales, and settlements
- Purchases	—	—	86,951	86,951
- Issuances	—	—	—	—
- Sales	—	—	—	—
- Settlements	—	—	(12,117)	(12,117)

Ending balance	(3,682)	—	117,039	113,357

	Fair value measurements using significant
	unobservable inputs (Level 3)
	December 31, 2009
			Debt
			securities in
		Corporate	financial
Description	Derivatives	Bonds	trust	Total

Beginning balance	7,200	—	—	7,200
Transfer into Level 3	—	—	—	—
Transfer out of Level 3	—	—	—	—
Total gains or losses (realized/unrealized)
- Included in earnings (or changes in net assets)	(19,722)	—	—	(19,722)
- Included in other comprehensive income	—	—	—	—
Purchases, issuances, sales, and settlements
- Purchases	—	8,736	39,558	48,294
- Issuances	—	—	—	—
- Sales	—	—	—	—
- Settlements	—	—	—	—

Ending balance	(12,522)	8,736	39,558	35,772

BANCO MACRO S.A. AND SUBSIDIARIES
Fair Value Option
FASB ASC 825 allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2010, 2009 and 2008, the Bank did not elect to apply the fair value option.
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
For financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section; the following methods and assumptions were used to estimate their fair value:
- Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2010 and 2009.
- Deposits: the Bank’s deposits as of December 31, 2010 and 2009, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity of over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits.
- Other liabilities from financial intermediation and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet.
- Subordinated and Nonsubordinated corporate bonds: as of December 31, 2010 and 2009, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration.
- Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

BANCO MACRO S.A. AND SUBSIDIARIES
The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2010 and 2009:

	As of December 31,
	2010		2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
FINANCIAL ASSETS

Cash	5,202,004	5,202,004	5,016,192	5,016,192
Government and private securities	7,030,074	6,987,214	6,901,041	7,091,594
Loans	15,910,103	14,711,084	11,096,807	10,287,409
Other receivables from financial intermediation	3,599,297	3,537,913	2,433,295	2,392,905
Receivables to financial leases	247,399	226,700	274,051	250,675
Other receivables	597,011	596,718	366,495	366,090

	32,585,888	31,261,633	26,087,881	25,404,865

FINANCIAL LIABILITIES

Deposits	23,407,393	23,398,148	18,592,866	18,586,443
Other liabilities from financial intermediation	4,591,283	4,515,271	3,338,070	3,173,908
Other Liabilities	633,691	633,691	884,082	884,082
Subordinated Corporate Bonds	598,470	686,470	572,473	573,681

	29,230,837	29,233,580	23,387,491	23,218,114

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
As of December 31, 2010, 2009 and 2008, the Bank has no assets measured at fair value on a nonrecurring basis.
32.22.	Joint venture
As mentioned in Note 3.5., the Bank participates in the “Banco Macro S.A. — Siemens Itron Business Services S.A. — Unión Transitoria de Empresas”, in the “Banco Macro Bansud S.A. -Montamat & Asociados S.R.L. — Unión Transitoria de Empresas” and in the “Banco Macro S.A. — Gestiva S.A. — Unión Transitoria de Empresas” (these joint ventures jointly controlled having an interest of 50%). Under Central Bank rules this interest is consolidated through the proportional consolidation method.
Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.
Therefore, had US GAAP been applied as of December 31, 2010 and 2009, “Other assets” would have increased by 7,797 and 3,996, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2010 and 2009, income from equity in other companies would have increased by 18,487 and 7,334, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

BANCO MACRO S.A. AND SUBSIDIARIES
32.23.	Items in process of collection
The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.
Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 1,120,481 and 736,286 as of December 31, 2010 and 2009, respectively.
32.24.	Acceptances
Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 220,855 and 381,501 as of December 31, 2010 and 2009, respectively.
32.25.	Repurchase agreements
The Bank entered into Repo and Reverse Repo agreements of financial instruments as disclose in Note 25.
In accordance with Central Bank Rules, the Bank derecognizes the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Bank records a liability related to the cash received in the transaction. As mentioned in Note 4.4, the asset related to securities to be repurchased is measured as the same criteria as the transferred securities.
Similar treatment applies to reverse repo agreements.
Under US GAAP, FASB ASC 860, these transactions have not qualified as sales and therefore these transactions are recorded as secured financings.
Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 2,480,015 and 1,060,872 as of December 31, 2010 and 2009, respectively.
In addition, the measurement adjustments of those securities are included in Note 32.2.
32.26.	Variable Interest Entities and other trusts
As mentioned in Note 13., Banco Macro S.A., is involved in several trust agreements.
Under Central Bank Rules, the Bank is not required to consolidate these trusts (see Note 4.4.h.4).
Under US GAAP, FASB ASC 810 addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.
In June 2009, the FASB issued guidance now codified within FASB ASC Topic 810 which requires entities to perform an analysis to determine whether the reporting entity’s variable interest give it a controlling financial interest in a VIE and, thus, is the VIE’s primary beneficiary. This analysis identifies the primary beneficiary of a VIE as one with (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the VIE. The guidance was effective as of the beginning of the annual reporting period commencing after November 15, 2009. The Bank adopted these provisions as of January 1, 2010. The adoption of the guidance codified within FASB ASC 810 did not have a material impact on our consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES
The methodology for evaluating trust and transactions under the VIE requirements includes the following two steps:
•	Determine whether the entity meets the criteria to qualify as a VIE and;
•	Determine whether the Bank is the primary beneficiary of a VIE.
In performing the first step the significant factors and judgments that were considered in making the determination as to whether an entity is a VIE include:
•
The design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

•	The nature of the involvement with the entity;
•	Whether control of the entity may be achieved through arrangements that do not involve voting equity;
•	Whether there is sufficient equity investment at risk to finance the activities of the entity and;
•	Whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.
For each VIE identified, the Bank performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factor and criteria:
•	Whether the Bank have the power to direct the activities that most significantly impact the VIE’s economic performance and;
•	Whether the Bank absorb a the majority of the VIE’s expected losses or the Bank receive a majority of the VIE’s expected residual returns.
The Bank determined that the trusts described below are variable interest entities.
As of December 31, 2010 and 2009, under FASB ASC 810, San Isidro and Bisel Trusts were considered variable interest entities. In accordance with FASB ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank included them in its consolidated financial statements. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.
As of December 31, 2009, Lujan Trust was considered a VIE. As of December 31, 2009, the Bank acquired interest in this trust and was deemed to be the primary beneficiary. In consequence, the Bank was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation. In 2010, the Bank sold its interest in this trust and derecognized the Trust in its consolidated financial statement.
As of December 31, 2010 and 2009, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes in accordance with FASB ASC 810 (Control based on variable interest model). As mentioned in Note 13., under Central Bank rules, those amounts were recorded under “Other receivables from financial intermediation — Other receivables not covered by debtors classification regulations”. Therefore, there were no significant impact in the US GAAP shareholders ´ equity or net income reconciliation:

	As of December 31,
	2010	2009
Cash (a)	1,593	2,458
Premises and equipment	—	228,166
Other assets	153,794	27,566
Total Assets (b)	155,387	258,190
Other liabilities	67,467	97,917
Total Liabilities (c)	67,467	97,917

Net Assets	87,920	160,273

BANCO MACRO S.A. AND SUBSIDIARIES

(a)	Includes non interest-bearing deposits in Banco Macro and Macro Bank Limited by 1,585 and 1,297 as of December 31, 2010 and 2009, respectively.

(b)	Assets that can be used only to settle obligations of the consolidated variable interest entities.

(c)	Creditors (or beneficial interest holders) of these liabilities do not have recourse against the general credit of the primary beneficiary.
The involvements in variable interest entities do not have a material impact on the primary beneficiary’s financial position, financial performance and cash flows.
See also Note 13 for additional information of the trusts which have been considered variable interest entities.
Additionally, as of December 31, 2010 and 2009, Tucumán Trust was not considered a VIE. The Bank has the control of the Trust and, in accordance with FASB ASC 810 (under Control Based on Voting Interest model), was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.
As of December 31, 2010 and 2009, TST & AF Trust was not considered a VIE. In accordance with FASB ASC 810 (Control based on voting interest model) the trust was considered a joint venture investment because it was jointly controlled by holders. Therefore, as of December 31, 2009 the Bank measured it at the equity method.
As on March 16, 2010, the Bank acquired additional certificates of participation and took the total control of the TST trust. In consequence, the Bank recorded this additional purchase under FASB ASC 805 (Business Combination — steps acquisition). The Bank has allocated the total purchase price (90,959) to the net assets acquired measured at fair value. The excess of the fair value of the acquired net asset over the purchase price was no significant.
As of December 31, 2010 in accordance with FASB ASC 810 the Bank was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders ´ equity or net income reconciliation.
As a result of consolidating the trusts mentioned in this Note, total assets and liabilities would increase by 63,881 and 98,490 as of December 31, 2010 and 2009, respectively.
32.27.	New accounting pronouncements (US GAAP)
a)	ASU 2010 — 28 — Intangibles — Goodwill and Other (Topic 350), when to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying amounts.
This ASU modifies Step 1 (When a goodwill impairment test is performed, an entity must assess whether the carrying amount of a reporting unit exceeds its fair value) of the goodwill impairment test for reporting units with zero or negative carrying amount. Current GAAP will be improve by eliminating an entity’s ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. For public entities, the amendments in this update are affective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Bank has not yet determined the effect, if any, of this new pronouncement.
b)	ASU 2010- 29 — Business Combinations (Topic 805). Disclosure of Supplementary Pro Forma Information for Business Combinations.
This ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.

BANCO MACRO S.A. AND SUBSIDIARIES
The amendments expand disclosures under topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.
Amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Bank has not yet determined the effect, if any, of this new pronouncement.
c)	ASU 2011-01 — Receivables (topic 310). Deferral of the Effective Date of Disclosures about Trouble Debt Restructurings in Update No. 2010-20.
This update temporarily delays the effective date of the disclosures about troubled debt restructuring in Update 2010-20 for public entities. The deferral in this update will result in more consistent disclosures about troubled debt restructuring. This amendment does not defer the effective of the other disclosure requirements in Update 20-2010. The deferral was effective upon issuance.
d)	ASU 2011-02 — Receivables (Topic 310). A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.
This ASU provide a guidance to creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purpose of determining whether a restructuring constitutes a troubled debt restructuring, in addition amendments clarify that a creditor is preclude from using the effective interest rate test in the debtor’s guidance on restructuring constitutes a troubled debt restructuring. Amendments are affective for the first interim or annual period beginning on or after June, 15, 2011. The Bank has not yet determined the effect, if any, of this pronouncement.