Form 20-F
period 2011-12-31
Macro Bank Inc.
filed 2012-04-26
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2011

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

573,249,498 Class B ordinary shares, par value Ps. 1.00 per share

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

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☐
Other ☒	Standards as issued by the International Accounting Standards Board ☐

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou, Fernández Madero & Lombardi Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina	Andrés de la Cruz Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006-1470

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

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “BCBA” refers to the Bolsa de Comercio de Buenos Aires, or the Buenos Aires Stock Exchange, the term “MAE” refers to the “Mercado Abierto Electrónico,” or the Electronic Open Market, the term “AFIP” refers to the Administración Federal de Ingresos Públicos or the Argentine Tax Authority, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Commerce and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency.

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

The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. This index is based on the consumer price index published by the National Institute of Statistics and Census (“INDEC”).

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

Our consolidated financial statements consolidate the financial statements of the following companies:

•	Banco del Tucumán S.A. (“Banco del Tucumán”)

•	Banco Privado de Inversiones S.A. (“Banco Privado”)

•	Macro Bank Limited (an entity organized under the laws of Bahamas)

•	Macro Securities S.A. Sociedad de Bolsa

•	Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.)

•	Macro Fondos S.G.F.C.I.S.A.

In August 2006 we acquired Nuevo Banco Bisel S.A. (“Nuevo Banco Bisel”). The results of operations of Nuevo Banco Bisel are consolidated with ours from August 11, 2006 through August 18, 2009, date on which it merged with and into us.

On September 20, 2010 we acquired Banco Privado. Our results of operations for the year ended December 31, 2010 consolidate the results of Banco Privado from the date of the acquisition.

Our audited consolidated financial statements as of and for the three years ended December 31, 2011 included in this annual report have been reconciled to U.S. GAAP. See note 32 to our audited consolidated financial statements as of and for the three years ended December 31, 2011 for a reconciliation of our financial statements to U.S. GAAP.

Our financial statements in conformity with Central Bank Rules are sent on a monthly basis to the Central Bank and are published on its website www.bcra.gob.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the CNV and the BCBA.

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	effects of the global financial markets and economic crisis;

•	deterioration in regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the peso;

•	changes in interest rates which may adversely affect financial margins;

•	government regulation (including tax regulations);

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customers loss and revenue losses;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies; and

•	the risk factors discussed under “Item 3.D—Risk factors”.

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

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Bank, Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk”.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables present summary historical consolidated financial data for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report.

We have derived our selected consolidated financial data for the years ended December 31, 2010 and 2011 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated financial data for the years ended December 31, 2007, 2008 and 2009 from our audited consolidated financial statements not included in this annual report and it was restated for comparative purposes.

On August 18, 2009 Nuevo Banco Bisel merged with and into us and we therefore ceased consolidating its results of operations. As a result of the merger with Nuevo Banco Bisel, we made certain reclassifications in Banco Macro’s consolidated financial statements for the years ended December 31, 2008 and 2007, in order to make them comparable to Banco Macro’s current consolidated financial statements.

Additionally, during 2010 we acquired Banco Privado and we consolidated our results with the results of operations of this entity from September 20, 2010.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2011, as reported by the Central Bank was Ps. 4.3032 to US$1.00. See Item 10. “Additional Information—Exchange Controls” for additional information regarding peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2007	2008	2009 (1)	2010 (1)	2011
	(in thousands of pesos, except for number of shares, net income per share and dividends per share)
Consolidated Income Statement
Central Bank Rules:
Financial income	1,890,422	3,029,860	3,860,452	3,728,438	4,698,648
Financial expense	(805,265)	(1,342,062)	(1,511,607)	(1,330,170)	(1,718,721)
Gross intermediation margin	1,085,157	1,687,798	2,348,845	2,398,268	2,979,927
Provision for loan losses	(94,717)	(297,606)	(197,512)	(215,040)	(273,224)
Service charge income	662,326	891,700	1,050,275	1,324,541	1,969,173
Service charge expense	(150,282)	(172,401)	(226,599)	(285,365)	(428,021)
Administrative expenses	(997,466)	(1,270,002)	(1,522,420)	(1,917,314)	(2,488,510)
Other income	183,525	188,450	121,977	167,523	190,560
Other expense	(98,915)	(103,328)	(158,294)	(89,540)	(105,839)
Minority Interest in subsidiaries	(2,083)	(3,354)	(5,092)	(6,868)	(10,111)
Income Tax	(92,345)	(261,207)	(659,250)	(365,775)	(657,858)
Net income	495,200	660,050	751,930	1,010,430	1,176,097

Net income per share (2)	0.72	1.00	1.26	1.70	1.98
Dividends per share (3)	0.25	0.25	0.35	0.85	0.00
Dividends per share in US$ (3)	0.08	0.07	0.09	0.21	0.00
Number of outstanding shares (in thousands)	683,979	608,437	594,485	594,485	584,485

U.S. GAAP: (4)
Net income before extraordinary items	385,537	631,171	993,769	865,215	1,198,411
Extraordinary Gain
Less: Net income attributable to the non-controlling interest	(1,497)	(2,928)	(7,484)	(5,943)	(8,380)
Net income attributable to the controlling interest	384,040	628,243	986,285	859,272	1,190,031
Net income per share before extraordinary item(s)	0.56	0.95	1.66	1.45	2.02
Total net income per share (5)	0.56	0.95	1.66	1.45	2.01
Weighted average number of outstanding shares (in thousands)	683,952	658,124	595,634	594,485	593,220

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.
(2)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(3)	Includes cash dividends approved by the shareholders’ meetings for each of such fiscal years, if any.
(4)	See note 32 to our audited consolidated financial statements for the year ended December 31, 2011 for a summary of significant differences between Central Bank Rules and U.S. GAAP.
(5)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
Consolidated Balance Sheet	2007	2008	2009	2010 (1)	2011
Central Bank Rules:	(in thousands of pesos)
Assets

Cash and due from banks and correspondents	3,117,426	3,523,897	5,016,192	5,202,004	6,172,446
Government and private securities	3,914,536	4,708,649	6,901,041	7,030,074	4,396,862
Loans:
to the non-financial government sector	732,481	744,507	206,484	336,430	336,189
to the financial sector	161,702	80,423	90,916	155,701	343,282
to the non-financial private sector and foreign residents	9,335,656	10,893,376	11,247,452	15,932,882	24,238,011
Allowances for loan losses	(220,422)	(438,348)	(448,045)	(514,910)	(599,224)
Other assets	2,682,167	2,917,768	3,845,198	5,382,226	6,554,560
Total assets	19,723,546	22,430,272	26,859,238	33,524,407	41,442,126
Average assets	17,691,769	21,865,952	23,964,067	28,078,290	35,042,459
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	1,774,121	3,937,961	3,613,924	5,216,109	5,836,211
from the financial sector	13,310	22,438	14,052	15,776	17,731
from the non-financial private sector and foreign residents	11,803,718	11,867,958	14,964,890	18,175,508	23,313,136
Other liabilities from financial intermediation and other liabilities	2,813,065	3,157,646	4,222,152	5,224,974	6,750,362
Provisions	101,333	83,004	88,275	105,830	112,816
Subordinated corporate bonds	490,695	521,681	572,473	598,470	647,753
Items pending allocation	1,644	2,105	3,987	7,399	6,981
Minority interest in subsidiaries	12,640	15,568	20,684	27,499	37,584
Total liabilities	17,010,526	19,608,361	23,500,437	29,371,565	36,722,574
Shareholders’ equity	2,713,020	2,821,911	3,358,801	4,152,842	4,719,552
Average shareholders’ equity	2,461,668	2,778,572	3,055,736	3,733,181	4,400,739
U.S. GAAP: (2)
Shareholders’ equity attributable to the controlling interest	2,222,361	2,221,199	3,269,875	3,754,434	4,325,759
Non-controlling interests	12,640	15,568	23,052	28,995	37,375
Shareholders’ equity	2,235,001	2,236,767	3,292,927	3,783,429	4,363,134

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.
(2)	See note 32 to our audited consolidated financial statements for the year ended December 31, 2011 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
Selected consolidated ratios:	2007	2008	2009 (1)	2010 (1)	2011
Profitability and performance
Net interest margin (%) (2)	6.85	7.93	12.56	11.15	10.93
Fee income ratio (%) (3)	37.90	34.57	30.90	35.58	39.79
Efficiency ratio (%) (4)	57.08	49.23	44.79	51.50	50.28
Ratio of earnings to fixed charges (excluding interest on deposits) (5)	4.28x	6.00x	10.65x	11.42x	14.37x
Ratio of earnings to fixed charges (including interest on deposits) (6)	1.88x	1.80x	2.06x	2.24x	2.32x

Fee income as a percentage of administrative expense (%)	66.40	70.21	68.99	69.08	79.13
Return on average equity (%)	20.12	23.76	24.61	27.07	26.72
Return on average assets (%)	2.80	3.02	3.14	3.60	3.36
Liquidity
Loans as a percentage of total deposits (%)	75.27	74.03	62.09	70.17	85.43
Liquid assets as a percentage of total deposits (%) (7)	53.11	51.40	60.60	51.87	35.67
Capital
Total equity as a percentage of total assets (%)	13.76	12.58	12.51	12.39	11.39
Regulatory capital as a percentage of risk-weighted assets (%)	26.81	22.95	27.38	24.74	18.26
Asset Quality

Non-performing loans as a percentage of total loans (%) (8)	1.55	2.64	3.25	2.11	1.51
Allowances as a percentage of total loans	2.15	3.74	3.88	3.13	2.40

Allowances as a percentage of non-performing loans (%) (8)	138.77	141.81	119.45	148.90	159.16

Differences due to court orders (Amparos) as a percentage of equity (%)	3.72	1.26	1.50	1.32	1.08

Operations
Number of branches	427	416	408	404	414
Number of employees	7,914	7,973	7,863	8,209	8,459

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.
(2)	Net interest income divided by average interest earning assets.
(3)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(4)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(5)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(6)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.
(7)	Liquid assets include cash, cash collateral, repos, LEBACs and NOBACs (considered cash equivalents under Central Bank Rules), interbanking loans and overnight loans to highly rated companies.
(8)	Non-performing loans include all loans to borrowers classified as “3- troubled/medium risk,” “4-with high risk of insolvency/high risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

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

The Argentine economy showed a growth of 8.9% in 2011. This trend might be affected by the following reasons:

•	incomplete normalization of the financial systems of the main developed economies;

•	abrupt changes in the monetary and fiscal policies of the main economies worldwide;

•	reversal of capital flows due to domestic and international uncertainty;

•	the payment capacity of the Argentine public sector and the possibilities of procuring international financing;

•	increase in inflation affecting competitiveness and economic growth;

•	poor development of the credit market;

•	insufficient levels of investment;

•	evolution of the exchange rate;

•	increase in public expenditure affecting the economy and the fiscal accounts;

•	possible reduction or reversal in the trade balance;

•	significant decrease in prices of main commodities exported by Argentina;

•	restrictions on imports or exports;

•	wage and price controls; and

•	political and social tensions

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

In that sense, the recession in the second semester of 2008 and the first semester of 2009 was short but severe. Both the United States economy and the European Union economy recovered, although such recovery was fueled by a bold step-up in public sector spending and expansive monetary policies, including, placements of sovereign debt by European countries in significant amounts, creating uncertainties regarding repayment capacity and potential difficulties in public financing. As a consequence, several European countries, such as Ireland, Greece, Portugal, Spain, the United Kingdom and Italy, have revealed significant macroeconomic imbalances.

On August 5, 2011, Standard & Poor’s downgraded the debt instruments issued by the United States and on January 13, 2012, Standard & Poor’s downgraded the instruments of nine European countries including France and Italy. Financial markets have reacted adversely curtailing the ability of certain of these countries to refinance their outstanding debt.

In addition, the current instability in several Middle East and African countries, as well as natural disasters, such as the 2011 earthquake and tsunami in Japan could have a negative impact in the global economy.

Global economic downturns and related instability have had, and may continue to have, a negative effect on economic growth in Argentina. A prolonged slowdown in economic activity in Argentina would adversely affect our business, financial condition and results of operations.

The financial systems of the main developed economies remain subject of uncertainty and might cause a reversal of the capital flows

Domestic as well as international uncertainty impacts adversely on Argentina’s ability to attract capital. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Argentine financial market.

An abrupt change in the economic policies of the developed countries or changes in domestic policy might reverse the flow of capitals towards Argentina. Such changes would negatively impact the liquidity of the local market and our business and results of operations.

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

On September 2, 2008, by means of Decree No. 1,394, Argentina announced its decision to pay its debt to its creditor nations members of the Paris Club. At the same time, by means of a press release issued on September 18, 2008, the Paris Club announced that it accepted Argentina’s decision. However, negotiations came to a halt due to the international financial crisis affecting economies worldwide at such time and remain delayed. Argentina resumed negotiations in December 2010. However, as of the date of this annual report, the Argentine government has not yet cancelled such debt. Indeed, negotiations in this respect remain stagnant.

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

In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature adopted such legislation, we can make no assurance that legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

Argentina’s past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from re-entering the international capital markets. Furthermore, Argentina’s inability to access the international capital markets in the medium and long term could have an adverse impact on our own ability to access international credit markets. In addition, financing from multilateral financing institutions may be limited or not available.

Litigation initiated by holdout creditors may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, financial condition and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources

Foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion in the International Center for the Settlement of Investment Disputes (“ICSID”), alleging that certain Argentine government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party and claiming damages compensation. To date, the ICSID has rendered decisions adverse to Argentina in several cases, such as (i) “Aguas del Aconquija S.A.,” in which the tribunal ordered Argentina to pay US$105 million to Compañía de Aguas del Aconquija S.A. and Vivendi Universal in relation to the termination of a water concession contract entered into with the Province of Tucumán; an annulment request was rejected on August 10, 2010; (ii) “CMS Gas Transmission Company,” in which the tribunal ordered Argentina to pay US$133.2 million plus interest, Argentina appealed the decision which was partially annulled, but the amounts to be paid by Argentina remained unchanged; and (iii) “LG&E Energy Corporation,” in which the tribunal ordered Argentina to pay US$57.4 million plus interest, the plaintiff requested a supplemental award for additional damages which was rejected and both parties have filed annulment requests which are currently suspended; (iv) “Azurix Corporation,” in which Argentina was ordered to pay US$165.2 million plus interest and Argentina filed an action for annulment against this decision, which was rejected in September 2009; (v) “Continental Casualty Company,” in which Argentina was ordered to pay US$2.8 million plus interest, and both parties have requested the annulment of the award; and (vi) “Suez, Sociedad General de Aguas de Barcelona S.A”., and “InterAguas Servicios Integrales del Agua S.A.” and “Suez, Sociedad General de Aguas de Barcelona, S.A.” and “Vivendi Universal, S.A.,” in which the tribunal declared that Argentina violated the fair and equitable treatment protection, but the award’s monetary aspect was deferred to a later phase in the proceedings.

Furthermore, under the United Nations Commission on International Trade Law (“UNCITRAL”) arbitration rules, arbitration tribunals have ordered Argentina (i) in December 2007, to pay US$185 million to British Gas (shareholder of Argentine gas company Metrogas); and (ii) in November 2008, to pay US$53.5 million to National Grid plc (shareholder of Argentine electricity transportation company Transener). Argentina filed with the U.S. District Court for the District of Columbia a petition to vacate both awards. The annulment request of the British Gas proceeding was granted in January 2012, while the National Grid plc annulment request was rejected by a lower court.

Litigation, as well as ICSID and UNCITRAL claims against the Argentine government, have resulted in material judgments and may result in new material judgments against the government, and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, financial condition and results of operations.

Governmental intervention in the economy could affect Argentina’s economic growth.

During the last two years, the Argentine government has been increasing its direct intervention in the economy and in private sector businesses

Moreover, on April 16, 2012 the Argentine government sent a bill to Congress to declare of public interest and subject to expropriation 51% of Class D Shares of YPF S.A., a publicly-held oil company, indirectly controlled by Repsol, a spanish company. In addition, the Argentine government has intervened the management of YPF S.A. for a period of thirty (30) days.

The intervention of companies by the Argentine government may have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies in the international capital markets and Argentina’s commercial and diplomatic relations with other countries.

In the future, the level of governmental intervention in the economy may continue, which may have adverse effects on Argentina’s economy and, in turn, our business, results of operations and financial condition.

Suspension of tariff preferences for Argentine products made by the United States due to failure to comply with ICSID awards, may lead to similar measures by other trading partners

The United States has announced the suspension of Argentina from the US Generalized System of Preferences (GSP) under which Argentine exports enjoyed preferential tariffs, due to Argentina’s failure to comply with ICSID awards related to US companies.

This decision may lead to similar measures by other trading partners, in a scenario of repeated complaints from various countries against import restrictions implemented by Argentina.

A suspension of export preferences may have an adverse effect on exported volumes, affecting the trade balance and, consequently, would adversely impact Argentina’s economy and, therefore, our business, financial condition and results of operations.

Exchange controls and capital inflow and outflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may impair our ability to make payments on our obligations

Since 2002, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree No. 616/2005, which established new controls on capital inflows that could result in reduced availability of international credit, including the requirement that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without yielding interest. Some of the original restrictions have been subsequently eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations.

In addition, during the second half of 2011, the Argentine government strengthened certain restrictions on the sale of foreign currency and on the creation of foreign assets belonging to residents. For example, the Central Bank issued regulations reducing the terms for the mandatory settlement of foreign financial indebtedness and access to the local foreign exchange market for prepayment of interest. Furthermore, new AFIP regulations require that all foreign exchange transactions be registered with AFIP, and that the formation of any off-shore assets by Argentine residents be approved by AFIP. The Argentine government may impose or increase exchange controls or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso.

Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is constrained. Furthermore, in such event, the imposition of future restrictions on the transfers of funds abroad may impede our ability to transfer dividends to ADS holders or interest or principal payments to the holders of our notes.

A decline in the international prices for Argentina’s main commodity exports or a climate disaster could have an adverse effect on Argentina’s economic growth

Argentina’s financial recovery from the 2001-2002 local crisis occurred in a context of price increases for Argentina’s commodity exports, such as soy. High commodity prices have contributed to the increase in the Argentine exports since the third quarter of 2002 as well as in tax revenues from export withholdings.

The prices of commodities that Argentina exports decreased during the 2008 global economic crisis and may decline in the future. In addition, adverse weather conditions can affect production of commodities by the agricultural sector. These circumstances would have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

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

The inflation rates according to the INDEC were 7.7%, 10.9% and 9.5% for 2009, 2010 and 2011, respectively. For the first two months of 2012 the INDEC reported an inflation rate of 1.7%. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation in excess of those published by INDEC.

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

If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations. In addition, such devaluation could affect client’s confidence, as well as loan demand.

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

In particular, our results of operations are sensitive to changes in the Ps./US$ exchange rate because our primary assets and revenues are denominated in pesos while around 24% of our total assets and 22% of our total liabilities are denominated in foreign currencies.

In addition, in the short term, a significant real appreciation of the peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. This may have a material adverse effect in our business, our financial condition and results of operations.

The loss of competitiveness by Argentine companies may reduce or reverse the foreign trade balance, affecting Argentina’s economic growth.

In the current Argentine economic context, with active fiscal and monetary policies and the resulting increase of prices, the multilateral real exchange rate has deteriorated, leading to a reduction of competitiveness of Argentine companies. Loss of competitiveness may affect the foreign trade balance and therefore the economic growth.

As a remedy, the Argentine government has assumed substantial control over foreign trade to preserve the foreign trade balance. These control measures may result in a shortage of inputs and spare parts and in production disruptions that may affect the growth of the economy and, as consequence, could affect our business, financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy

During the last few years, the Argentine Government has substantially increased public expenditure. In 2011, public expenditure increased by 32% year over year. In the past, the Argentine government resorted to the Central Bank and to local financial institutions to source part of its funding requirements. We cannot assure you that the government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. On that case, government initiatives that increase the exposure of local financial institutions to the public sector would affect our liquidity and assets quality and impact negatively on clients’ confidence.

In addition, a further deterioration in fiscal accounts could negatively affect the government’s ability to access the international financing markets.

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

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the growth of the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank (the “Central Bank’s Charter) and Law No. 23,298 (the “Convertibility Law”). This new law amends the objectives of the Central Bank (established in its charter) and removes certain provisions previously in force. Pursuant to the amendment, the Central Bank will focus on promoting monetary and financial stability as well as development with social equity.

The principal amendment relates to the use of Central Bank reserves. Pursuant to this amendment, Central Bank reserves may be allocated to the payment of debt or to finance public expenses, which may result in increased inflation, affecting the Argentine economy growth. Likewise, this use of Central Bank reserves may result in Argentina being more vulnerable to external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

In addition, Law No. 26,739 includes an amendment of the criteria for compliance with the minimum cash requirement for banks. The implementation of this amendment could affect financial institutions by forcing them to increase liquidity, with a potential adverse impact on credit supply, and therefore on the growth of the Argentine economy and on our business.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on a return of the long-term credit market, which is currently recovering at a relatively slow pace

As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009.

Although private sector financing increased in 2009 and the beginning of 2010, 2010 ended with lower expansion. In 2011, the loan portfolio growth rate increased significantly year over year. Loans to the private sector grew by approximately 9% in 2009, 37% in 2010 and 46% in 2011.

In spite of the recovery of the credit activity, the long-term loans market (pledged loans and mortgage loans) is recovering at a slower pace.

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

The health of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors

Despite the international crisis, total deposits with the financial system increased by 11% during 2009, by 28% during 2010 and by 31% in 2011.

The average total deposits in terms of GDP represented 31% during 2011, compared with 22.6% and 20.7% in average during 2010 and 2009.

In spite of the increasing trend showed during previous years, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If there were a loss of confidence upon these events and, therefore, depositors once again withdraw significant holdings from banks (as they did in late 2001 and early 2002 as a result of the measures then implemented by the Argentine government), there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect sensibility of Argentine depositors.

The asset quality of financial institutions, including us, may be affected by the exposure to public sector debt

Financial institutions have bonds of, and loans to, the Argentine federal and provincial governments as part of their portfolios. Exposure to public sector of the financial system has decreased year after year, from a level of 48.9% in 2002 to 10.4% in 2011. Exposure to public sector debt as of December 31, 2011 represented approximately one quarter of financings granted by the financial system to the private sector.

To some extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable economic growth in the long run, generate tax revenues and control public spending.

As of December 31, 2011, our exposure to the public sector, not including LEBACs (Letras del Banco Central) and NOBACs (Notas del Banco Central), totaled approximately Ps. 1.3 billion, representing 3.1% of our total assets.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by the international financial crisis

The capacity of many Argentine private sector debtors to repay their loans has deteriorated as a result of the international economic crisis, materially affecting the asset quality of financial institutions, including us. From the end of 2008, we had consistently established large allowances for loan losses to cover the risks inherent to our private loan portfolio.

During 2010 and 2011, the ratio of the non-performing private sector lending showed a great decline from the levels reported for 2009, with a record minimum ratio of 2.1% as of December 31, 2010 and 1.4% as of December 31, 2011 for the financial system as a whole. Such improvements were reflected in both the consumer loan portfolio and the commercial portfolio.

Our credit portfolio quality ratio and coverage ratio followed the financial system trend standing at 1.5% and 158.1% ratios, respectively, as of December 31, 2011.

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

Class actions against financial entities for an indeterminate amount may adversely affect the profitability of the financial system

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and Law No. 24,240 (the “Consumer Protection Law”) contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates, advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions

To protect debtors affected by the economic crisis, beginning in 2002 the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Such limitations have restricted creditors’ ability to collect defaulted loans. Most of these measures have been rescinded; however, we cannot assure you that in an adverse economic environment the government will not adopt new measures in the future, which could have a material adverse effect on the financial system and our business.

The application of the Consumer Protection Law may prevent or limit the collection of payments with respect to services rendered by us

The Consumer Protection Law sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law was amended on March 12, 2008 by Law No. 26.361 to expand its applicability and the penalties associated with violations thereof.

Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. In the event that we are found to be in violation of any provision of the Consumer Protection Law or the Credit Card Law, certain penalties and remedies could prevent or limit the collection of payments due from services and financing provided by us and materially adversely affect our financial results and ability to meet our payment obligations. We cannot provide any assurance that judicial and administrative rulings based on the applicable regulation, or measures adopted by the enforcement authorities, will not increase the consumer protection given to debtors and other clients in the future, or that they will not favor the claims initiated by consumer groups or associations.

Future governmental measures and/or regulations may adversely affect the economy and the operations of financial institutions

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. In the first quarter of 2012, the Central Bank’s Charter was amended resulting in an increase influence of government over the financial system. We cannot assure that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, such as the recent regulations of minimum capital requirements of financial institutions, or that any changes will not adversely affect our business, financial condition and results of operations.

As of the date of this report, three different bills to amend the Financial Institutions Law No. 21,526 as amended (the “Financial Institution Law”) have been put forth for review in the Argentine Congress, seeking to amend different aspects of the Financial Institutions Law. A thorough amendment of the Financial Institutions Law would have a substantial effect on the banking system as a whole. If any such bill is passed, or any other amendment to the Financial Institutions Law is made, we cannot foresee what effects the subsequent changes in banking regulations could have on financial institutions in general, and on our business, financial conditions and results of operations.

Argentina´s insufficient or incorrect implementation of certain anti-money laundering recommendations may result in difficulties to obtain financing and attract direct foreign investments.

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

Moreover, in February 2011, Argentina, represented by the Minister of Justice, attended the FATF Plenary in Paris, in order to present a preliminary action plan. FATF has granted an extension to implement changes.

In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime.

However, the FATF will continue carrying out evaluations. Therefore, the outcome of new evaluations could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

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

Our controlling shareholders have the ability to direct our business and their interests could conflict with yours

As of March 31, 2012, our controlling shareholders directly or beneficially owned 10,258,305 Class A shares and 218,155,827 Class B shares in the aggregate. Although currently there is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.

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

We depend on key personnel for our current and future performance

Our current and future performance depends to a significant degree on the continued contributions of our senior management team and other key personnel, in particular Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who is on leave of absence since November 7, 2011. Our performance could be significantly harmed if we fail to staff and retain key senior management or if we lose their services and we are not able to locate or employ qualified replacements on acceptable terms. Should this occur our business, financial condition and results of operations may be adversely affected.

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

Since 2009, the interest rate spreads throughout the financial system have increased. This increase was sustained by a steady demand for consumer loans in recent years.

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

The instability of the regulatory framework, in particular the regulatory framework affecting financial entities, could have a material adverse affect in financial entities activities, including us.

During 2011 a series of new regulations have been issued, mainly regulating the foreign exchange market, capital requirements and dividend distribution for financial institutions.

In this regard, the Central Bank, increased the capital requirements for financial institutions carrying out activities in Argentina, establishing a minimum capital level to mitigate operational risk. The Central Bank has stated that this new requirement is based on the credit risk policies under Basel II.

Moreover, the Central Bank imposed new restrictions to the distribution of dividends, including a limitation on the maximum distributable amount of dividends which cannot exceed the excess in minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; i.e. the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital requirement increased by 75%.

Changes in the regulatory framework could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, that could cause uncertainty with respect to the future financial condition and results of operations.

Risks relating to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under new Central Bank Rules on distribution of dividends, the maximum distributable amount of dividends cannot exceed the excess in minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; i.e. the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. In 2011 we did not reach the regulatory benchmark for dividend distribution.

No assurance can be given that in the future we will be able to reach the regulatory benchmark, or that if so, the Central Bank will continue to grant us the authorization to distribute dividends by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of distributable dividends

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our consolidated financial statements as of December 31, 2011.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights

Under Argentine Corporate Law No. 19,550 (the “Argentine Corporate Law”), if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, United States holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the Securities Act is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 80% of the aggregate market capitalization of the BCBA as of December 31, 2011. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

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

Our history – Banco Macro S.A.

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

In 2001, 2004 and 2006, Banco Macro acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A. (“Nuevo Banco Suquía”) and Nuevo Banco Bisel, respectively. Such entities merged with us on December 2003, October 2007 and August 2009, respectively.

During the fiscal year ended December 31, 2006, we acquired 79.84% of the capital stock of Banco del Tucumán and increased our participation to 89.93% of its capital stock during fiscal year 2007.

Additionally, on September 20, 2010, Banco Macro acquired 100% of the capital stock of Banco Privado. On December 20, 2010, Banco Macro sold 1% of the shares of Banco Privado to each of our subsidiaries Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Banco del Tucumán, Banco Privado, Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos S.G.F.C.I. S.A.

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

Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa received 1,147,887 common registered Class B shares of Banco Macro in exchange for their equity interest in the merged entity. The CNV and the BCBA authorized the public offering of such shares on July 29, 2009 and, during October 2009, such entities proceeded to sell those shares to unrelated parties.

Banco Privado

On March 30, 2010, we signed a share purchase agreement with the shareholders of Banco Privado, to purchase 100% of the shares of such entity. On September 9, 2010 the Central Bank issued Resolution 198/2010 stating that there were not objections for Banco Macro to acquire 100% of Banco Privado´s capital stock and to transfer 1% to each of our subsidiaries Macro Fiducia S.A. and Macro Securities S.A Sociedad de Bolsa.

On September 20, 2010, 100% of the capital stock of Banco Privado was transferred to the Banco Macro, which paid US$23.3 million, out of which, US$10.4 million is related to a guaranteed amount, as provided in the purchase agreement. As of such date, Banco Privado´s assets and liabilities amounted to Ps. 403.7 million and Ps. 368.0 million respectively.

On September 22, 2010, we made an irrevocable capital contribution of Ps.50 million to Banco Privado as provided in Resolution No. 443 of the Superintendency dated September 15, 2010.

On December 20, 2010, the Bank sold 1% of Banco Privado´s shares to each of our subsidiaries Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa for a total aggregate amount of Ps.0.7 million. Consequently, as of December 31, 2011, Banco Macro held 98% of the capital stock and votes of Banco Privado.

Banco Privado´s integration enables us to serve a greater number of customers with our current structure, to complement lines of business, to expand our credit card business, in particular in the city of Buenos Aires, and to achieve greater economies of scale by additionally providing Banco Privado with a more efficient financing structure and permitting its clients access to a network with a greater geographical coverage.

At the date of this annual report, this acquisition remains subject to the approval of the National Commission of Competition Defense (the Argentine antitrust authority).

For more information on Banco Privado, see note 3.7 to our audited consolidated financial statements as of and for the three years ended December 31, 2011.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires the real property located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps. 110 million.

For more information, see Item 4D. “Property, plants and equipment”.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of December 31, 2011, we were ranked third in terms of private sector loans and equity and sixth in terms of deposits among banks.

As of December 31, 2011, on a consolidated basis, we had:

•	Ps. 41,442.1 million (US$9,630.5 million) in total assets;

•	Ps. 24,238.0 million (US$5,632.6 million) in loans to the non-financial private sector;

•	Ps. 29,167.1 million (US$6,778 million) in total deposits;

•	approximately 2.8 million retail customers and 0.1 million corporate customers that provide us with approximately 2.9 million clients; and

•	approximately 1.1 million employee payroll accounts for private sector customers and provincial governments.

Our consolidated net income for the year ended December 31, 2011 was Ps. 1,176.1 million (US$273.3 million), representing a return on average equity of 26.7% and a return on average assets of 3.4%.

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

Our competitive strengths

We believe we are well positioned to benefit from the opportunities created by the improving economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2011 we had excess capital of Ps. 2,032.6 million (18.3% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•

Consistent profitability. As of December 31, 2011, we had obtained profitability for the last 40 consecutive quarters, being the only bank in Argentina to do so, with a return on average equity of 24.6%, 27.1% and 26.7% for 2009, 2010 and 2011, compared to 19.6%, 24.3% and 25.3% respectively, for the Argentine banking system as a whole.

•

Our shareholders’ equity as of December 31, 2009, 2010 and 2011 as calculated under Central Bank Rules, was Ps. Ps.3,358.8 million, Ps.4,152.8 million and Ps. 4,719.6 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2009, 2010 and 2011 was Ps. 3,292.9 million, Ps.3,783.4 million and Ps. 4,363.1 million, respectively.

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

•

High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. The Bank´s focus is particulary in some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have been benefiting from the export-driven growth in the Argentine economy.

•

Largest private-sector branch network in Argentina. With 414 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 93% of these branches are located outside of the City of Buenos Aires, whereas 81% of the total branches for the Argentine financial system as a whole are located outside this area, which we believe better positions us to focus on our target market.

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

•

Strong and experienced management team and committed shareholders. We are led by a committed group of shareholders who have transformed our bank from a small wholesale bank to one of the strongest and largest banks in Argentina. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who is on leave of absence since November 7, 2011, have active senior executive roles in our management and each possesses more than 20 years of experience in the banking industry.

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

•	Focus on corporate banking customers, strengthening financing to the small business segment.

•	Expand our share in the agricultural and livestock industry and those export-related activities.

•

Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Offer personalized service. We offer our clients a menu of products and personalized, face-to-face advice to help them select the banking services that best respond to their needs.

•	Expand the customer base in the City of Buenos Aires by opening new branches in this region.

•	Strengthen our credit card market share by increasing promotion actions and benefits for clients.

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

•

Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, strong cross-selling opportunities lie with our retail clients, of whom only 27% currently have personal loans from us and only 35% currently have a credit card from us.

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

Retail customers

Overview

Retail customers are individuals and entrepreneurs. We provide services to them throughout Argentina, in particular outside of the City of Buenos Aires, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 93% of our branches are located outside of the City of Buenos Aires.

We offer our retail customers traditional banking products and services such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, automatic teller machines (“ATMs”) and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 27% currently have a personal loan from us and only 35% currently have a credit card, and we believe there is strong potential to increase these percentages.

Our efforts were aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, based on our individualized, professional advice, which we believe is an important feature that distinguishes us in serving our target markets.

We defined as our main goals for the retail bank: to consolidate the leading and competitive position of our personal loans portfolio; to increase our market share in the credit cards business, using this product as a tool to strengthen relations with the various customer segments; to improve credit quality ratios, to promote an atomized time deposit portfolio and to generate a strong and stable fee base.

In 2010 market conditions improved and the demand for financing, mainly consumer loans, increased. During 2011, the demand for household financing continued to increase, mainly in terms of consumer loans (personal and credit card loans), allowing us to attain some of our strategic goals in this area.

Savings and checking accounts and time deposits

We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

During 2010 and 2011 we continued fostering the atomized development of funding sources and established a solid commission base. Our commercial and customer bonding actions enabled us to achieve growth in the deposit portfolio, above market levels, mainly due to an increase in time deposits of retail customers (less than 1 million) which intensified funding atomization.

We have incorporated statistical tools and models which will make more effective commercial actions, for the purpose of improving the utilization of our customers’ information.

The following table reflects the number of retail accounts as of December 31, 2009, 2010 and 2011:

	Approximate number of retail accounts (as of December 31, of each year)
Product	2009	2010	2011
Savings
Total savings accounts	1,903,566	1,759,448	1,905,214
Plan Sueldo (private sector)	559,051	534,267	561,567
Plan Sueldo (public sector)	572,675	510,589	582,617
Retirees	400,114	382,872	424,905
Open market	371,726	331,720	336,125
Checking
Checking accounts	174,046	258,678	340,294
Electronic account access
Debit cards	1,420,971	1,550,806	1,694,305

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

We have developed a new product called “Rapicompra,” a credit line through which our clients can finance their purchases under convenient terms and conditions benefiting from agreements we entered with affiliated stores. This unique credit line provides us with an additional distribution channel by increasing our presence in strategic stores and enable us to increase personal loans granted. This system provides to our clients better financing condition than credit cards, such as fix interest rates, and longer installment plans in a significant range of affiliated stores.

In 2011, our retail loan portfolio grew by 59%; our market share for personal loans also increased, with the bank reaching the first position in the financial system based on the volume of its personal loans and credit card portfolios.

During 2011 our growth in personal loans reached 56%, outperforming the financial system which grew by 46%. This growth was accompanied by a substantial increase in profitability. This performance allowed us to maintain our leading position and expand our market share to 16.0% in 2011 from 15.0% in 2010.

We are also one of the major credit card issuers, with approximately 1.5 million credit cards in circulation as of December 31, 2011. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases.

In 2011, our credit card products faced a series of challenges in the attempt of improving market share, as basis for an increase in the volume of business. As a consequence, our business strategy was modified, expanding promotion actions and benefits for clients, combining a nation-wide marketing campaign with increasing selling efforts at a regional level. Through this marketing strategies in 2011 we achieved an increase of ten times in consumption in our credit card portfolio compared to 2010.

During 2011, we offered products aimed at the higher-income segment complemented with mass sales campaigns targeting new clients. As a result, the credit card portfolio grew by 98% in 2011 as compared to 2010, attaining a market share of 7.1%.

As of December 31, 2009, 2010 and 2011, our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) was as follows:

	Retail loan portfolio
	(as of December 31, of each year)
	(in millions of pesos and as percentage of retail loan portfolio)
	2009		2010		2011
Overdrafts	188.8	3.0%	214.8	2.4%	243.6	1.7%
Documents (1)	393.1	6.3%	545.1	6.0%	793.1	5.5%
Pledged loans (2)	151.3	2.4%	141.5	1.6%	243.7	1.7%
Mortgage loans	395.7	6.3%	433.0	4.8%	532.3	3.7%
Personal loans	4,052.6	64.7%	5,865.6	64.9%	9,129.0	63.8%
Credit card loans	897.0	14.3%	1,489.5	16.5%	2,956.5	20.6%
Other	184.1	2.9%	349.9	3.9%	436.1	3.0%

Total	6,262.6	100.0%	9,039.3	100.0%	14,334.3	100.0%

(1)	Factoring, check cashing advances and loans with promissory notes.
(2)	Primarily secured automobile loans.

The table below sets forth additional information related to our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps.20,000) as of December 31, 2011:

	Retail loan portfolio (in pesos except where noted) (as of December 31, 2011)
	Personal loans	Documents (1)	Mortgage loans	Overdrafts	Pledged loans (2)	Credit card loans	Others
Total customers with outstanding loans	710,012	10,571	6,013	257,448	1,904	706,985	8,521
Average gross loan amount	9,738	6,956	86,424	754	118,685	3,730	45,020

(1)	Factoring, check cashing advances and loans with promissory notes.
(2)	Primarily secured automobile loans.

Personal loans, the most representative share of our portfolio, carried as of December 31, 2011 an annual average interest rate of 35.25% and an average maturity of 45 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and for the private sector, for a total aggregate of 1.6 million retail clients (including retirees). Our payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

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

The corporate business is focused on the classification by sizes and sectors. We have four categories for our corporate customers: small companies, which register up to Ps.52 million in sales per year; medium companies, which register more than Ps.52 million and less than Ps.150 million in sales per year; major companies, which register more than Ps.150 million in sales per year; and agro companies, which include individuals and companies who operate in agriculture or in the commerce of its products.

During 2011, the Bank continued developing its descentralized segment-specific service strategy aiming at improving customer service. At present, the Bank has 21 Corporate Banking Centers and a network of branches with business officials specialized in each category offering a wide range of products including working capital facilities, investment projects, leasings and foreign trade transactions.

Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See Item 5. “Operating and Financial Review and Prospects—liquidity and capital resources”.

Lending products and services

Our lending activities to the corporate sector (defined here as firms with loans outstanding in excess of Ps.20,000) totaled Ps. 9,903.9 million as of December 31, 2011. Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2011, the average principal amount of our corporate loans was Ps. 0.4 million and our 20 largest private sector loans accounted for 15% of our total corporate loans.

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

In 2011, our corporate loan portfolio recorded a 44% increase compared to 2010, driven mainly by increases in pledged loans, document discounts and, to a lesser extent, overdrafts.

Loans to agrocompanies and small sized companies, grew by 62% and 45% respectively in 2011 as compared to 2010 contributing to the increased atomization and stability of our corporate loan portfolio.

In 2011, the agricultural sector was one of the most active players in terms of financial activity in 2011, in line with the performance of the sector in the country. Significant efforts were made to increase our MacroAgro Cards portfolio, recording a 25% increase in the number of active accounts, which led to a 42% increase in consumption and 44% in portfolio balance. In addition, agreements were executed with over 70 machinery manufacturers to provide medium and long term funding of purchases of machinery by their customers.

In 2011, the credit portfolio for the small sized companies increased mainly as a consequence of an increase in document discounts and medium and long term loans, in particular pledged loans. The relevance of Micro-Enterprises within this segment should be highlighted, since they were an essential source of funds for us. With the purpose of improving our products and customer service, a bundle of products specifically designed for “comercios” was launched by mid-year, enhancing cross sales and improving profitability from this sector.

In 2011, the medium size companies and major companies’ portfolio increased 45% and 20%, respectively, as compared to 2010.

During 2011, we consolidated our competitive share in the foreign trade sector, due to the quality of our services and our continuous efforts to provide adequate and affordable services and products, both in terms of quantity and quality. Over this period, the bank’s portfolio of clients engaged in foreign trade increased by 58% compared to 2010, with a 25% growth in the volume of transactions and a 31% increase in the credit portfolio. This improvement was mainly due to an increase in pre-export financings to the agrocompanies and medium sized companies segments and a 143% increase in import financings. These increase show the significance of our foreign trade sector business which currently accounts for over 20% of our corporate loan portfolio.

As of December 31, 2009, 2010 and 2011, our loans to corporate customers were as follows:

	Loans to companies in excess of Ps. 20,000
	(as of December 31, of each year)
	(in millions of pesos and as percentage of corporate loan portfolio)
	2009		2010		2011
Overdrafts	1,273.7	25.6%	1,857.2	26.9%	2,556.8	25.8%
Documents (1)	1,030.7	20.7%	1,256.9	18.2%	2,369.2	23.9%
Pledged loans (2)	121.9	2.4%	215.7	3.1%	441.4	4.5%
Mortgage loans	371.7	7.5%	490.9	7.1%	628.5	6.3%
Other (3)	2,186.9	43.8%	3,072.9	44.7%	3,908.0	39.5%

Total	4,984.9	100.0%	6,893.6	100.0%	9,903.9	100.0%

(1)	Factoring, check cashing advances and promissory notes.
(2)	Primarily securing cargo transportation equipment.
(3)	Mostly structured loans (medium- and long-term).

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

Collection services. Our collection services include cash or check deposits at our 414 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Payroll services. We provide payroll services to four provinces and the private sector. See “Our products and services – Retail customers”.

Our distribution network

As of December 31, 2011 we had the largest private sector branch network in the country with 414 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 93% of our branches located outside of the City of Buenos Aires. Furthermore, as of December 31, 2011 we had 953 ATMs, 781 self-service terminals (“SSTs”), 39 service points used for social security benefit payments and servicing of checking and savings accounts and an internet banking service (home banking).

The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces:

	As of December 31, 2011
Province	Branches	% of Total	Market Share of total branches in each province
City of Buenos Aires	27	6.5%	3.4%
Buenos Aires (rest)	57	13.8%	4.4%
Catamarca	1	0.2%	4.2%
Chaco	1	0.2%	1.7%
Chubut	5	1.2%	5.4%
Córdoba	66	15.9%	15.8%
Corrientes	3	0.7%	4.6%
Entre Ríos	6	1.5%	4.9%
Formosa	—	—	—
Jujuy	15	3.6%	48.4%
La Pampa	2	0.5%	1.9%
La Rioja	2	0.5%	7.7%
Mendoza	13	3.1%	8.6%
Misiones	35	8.5%	53.8%
Neuquén	4	1.0%	4.5%
Río Negro	6	1.5%	8.8%
Salta	25	6.0%	46.3%
San Juan	1	0.2%	2.7%
San Luis	1	0.2%	2.2%
Santa Cruz	2	0.5%	5.1%
Santa Fe	106	25.6%	24.8%
Santiago del Estero	1	0.2%	1.9%
Tierra del Fuego	2	0.5%	11.8%
Tucumán	33	8.0%	44.0%
TOTAL	414	100.0%	9.9%

Source:Central Bank

The Bank’s technological development is continuous and the number of alternative methods to perform banking transactions is increasing. Automated channels allow our clients to perform banking transactions with enhanced speed, comfort and safety, offering a wide variety of available transactions. During 2011, the use of automated channels continued expanding, in terms of volume of transactions and number of users. The transactions performed through these channels increased by 32% in 2011 and the number of active users grew by 27% during 2011. The significant and sustained increase in the number of users and transactions evidences the effectiveness and level of acceptance of these services in the market.

Technology

During the year 2010, in response to the Bank’s continued growth and for the purpose of continue improving our services to customers, we implemented amendments to the organizational structure of our Systems Department. Furthermore, we increased by 65% the data storage capacity of the Bank in order to meet the demand from our customers and to enable the execution of future projects.

We continued increasing the technology of our branches, by acquiring and installing new ATMs and SSTs. As of December 31, 2011 we had 953 ATMs and 781 SSTs, representing one of the widest networks in the country.

The plan for renewal, replacement and extension of ATMs, SSTs and access points resulted in the acquisition of 213 new terminals, of which, 61.5% were used as replacements, 23.0% for new positions and 15.5% for additional positions to existing terminals.

Furthermore, we will continue with our efforts to improve the management of business processes, by continue implementing a BPM (Business Process Management) software for the purpose of improving efficiency and providing adequate flexibility.

In 2012, we plan to unify and centralize switchboards and to improve our server platform to optimize the use of space, reduce costs and improve quality.

The total amount that we plan to invest in such improvements in 2012 is approximately US$ 21.6 million.

Credit risk management

Credit policy and credit risk management

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

The Credit Risk Department is responsible for the implementation of policies and for managing and monitoring our credit risk exposure.

Procedure manuals and tools (information systems, rating and follow-up systems, risk models, and deliquency recovery policies) are used to manage risk efficiently based on the type of client. In addition, we continuosly monitor compliance with credit regulations of the Central Bank.

We have credit risk assessment specialists assigned to corporate, retail, small and medium size corporate and agrocompanies customers, with ample knowledge and experience to provide technical support for credit decisions.

Credit rating process

We establish contact with loan applicants through an officer, who is in charge of gathering the applicant’s information and documentation, visiting the applicant, if necessary, obtaining the reasons for the loan request and making an initial assessment of the application. The loan proposal is then reviewed by a banking manager and, if it complies with our credit policy, it is referred to our credit risk assessment management division, which prepares a risk report. The risk report is then provided to a committee in charge of reviewing and granting the loan. Depending upon the amount and type of loan involved, the responsible committee will be one of the committees acting under the supervision of our Board of Directors and responsible for reviewing and determining whether to approve the loan: a senior committee, a junior committee, a national committee, a regional committee. The senior committee consists of members of senior management and considers loan proposals in excess of Ps.10 million.

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

Credit risk rating

In order to determine the credit risk, our Credit Risk Department qualifies each individual or company by means of a risk rating model, assigning to a debtor a rating taking into consideration quantitative as well as qualitative concepts.

The Credit Risk Department has stressed its actions aimed at increasing the quality and efficiency of the credit risk rating process for Corporate Banking customers, including the implementation of a new Credit File Management System, which allows us to make a more efficient follow up of our credit portfolio.

As to our policy regarding credit facilities to individuals, we have made some changes in the generation of financing operations, including the startup of a new evaluation system for the Plan Sueldo segment, which evaluates companies and employees through credit point tables. These changes have caused a significant reduction in delinquency ratios.

During 2010 and 2011 we developed a new Credit Prequalification Model which allowed us both to reduce processing times and homogenize the criteria the analysis and the relevant evaluation.

Currently, credit risk management requires increased sophistication efforts from financial institutions. Based on the banking regulations in force (Basel II), coupled with the economic volatility and competitive pressures, higher standards and stricter assessments need to be implemented.

The use of quantitative tools such as Credit Scoring models in consumer banking or Credit Ratings for corporate loans portfolios has proved essential for a more efficient decision making process. In addition, these tools may also be used for other purposes, such as:

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

The above mentioned actions allowed us to improve portfolio quality, which in turn is favored by the significant coverage with bad-debt provisions, derived from the strict debtor rating and provisioning policy applied by the Bank.

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

The year 2011 was marked by an important improvement in all management indicators within the Pre-Legal Recovery department. We completed the implementation of the new recovery system and differentiated collection strategies per customer segment, which resulted in management actions of increased quality, achieving also higher debt regularization and collection ratios in our arrears portfolio.

Risk Management – Communication “A” 5203 of the Central Bank

In May 2011, the Central Bank issued its “Risk Management Guidelines for Financial Institutions” establishing “good risk management practices”.

Based on these guidelines, we have adopted various measures at our organizational structure level and have implemented actions for the definition and/or adequacy of policies and procedures. This adequacy process will be implemented over the next fiscal year.

As to the Bank’s organizational structure, the Board of Directors has created a Risk Management Committee responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see “Item 6. C”.

In addition, since we consider that professional and technical cohesion among work-teams is essential, we provided adequate training to our management.

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

Following the improved economic and financial outlook in Argentina, the financial intermediation activities of banks with the private sector expanded during 2010 and 2011. Deposits from private sector increased by 23% and 32% in average in 2010 and 2011, respectively. Loans to the private sector increased by 22% and 47% in average in 2010 and 2011, respectively, mainly as a result of an increase in the economic activity as a whole. Total deposits grew by 28% and 31% in average in 2010 and 2011, respectively.

The level of private sector loans and deposits over GDP was still low as of December 31, 2011, at 16% for private sector loans/GDP and 25% for total deposits/GDP. These levels in terms of GDP allow to forecast a considerable potential growth in upcoming years.

	2009	2010	2011
	(in million of pesos)
Total Assets (1)	368,091	450,179	577,367
Total Deposits (1)	253,985	325,502	427,444
Gross Private Sector Loans (1)	137,559	167,213	245,666
Private Sector Deposits (1)	181,959	223,891	295,858

Source: Central Bank

(1)	Twelve-month average.

Profitability

The Argentine financial system and the profitability of banks were deeply affected by the 2001-2002 local crisis. Since 2003, the financial system has steadily been on its path to recovery, with a growing number of profit-making entities each year.

The Argentine financial system continues its consolidation process after reaching a stage of more stable profits, and accumulating positive results for 10 years now, which underscores the sector’s solvency.

In 2011 the profitability of the financial system increased by 25% to Ps. 14,754 million in 2011 from Ps.11,780 million in 2010, signaling a recovery in the intermediation activity and generating an improvement of profitability ratios.

	2009	2010	2011
Net income (in millions of pesos) (1)	8,103	11,780	14,754
Return on average equity	18.0%	24.3%	25.3%
Return on average assets	2.2%	2.8%	2.7%

Source: Central Bank

(1)	This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

Asset Quality

Both the 2001-2002 local crisis and the 2008 global financial crisis have taken their toll on the quality of bank portfolios. From 2004 through 2008, ratios have gradually improved.

The credit quality of the Argentine financial system showed a marginal decline as a consequence of the 2008 global financial crisis due to a slowdown in the placement of credit to the public sector and the increase in delinquency rates. The growth in delinquency rates following the 2008 crisis, mainly in the consumer credit portfolio, started to reverse during mid-2009. During 2010 and 2011, the credit quality improved substantially, both for private and public sectors.

Financial entities continue to offer extensive coverage ratios for non-performing portfolio. As of December 31, 2011, the non-performing credit portfolio level reached 1.2% of the total credit portfolio, whereas the coverage ratio level reached 176.0%.

The following table shows the percentages of non-performing portfolios in the Argentine financial system:

	2009	2010	2011
Non-performing Credit Portfolio	3.0%	1.9%	1.2%
Non-performing Credit Portfolio—Private Sector	3.5%	2.1%	1.4%
Coverage ratio	125.7%	164.2%	176.0%

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

Private Sector Loans (As of December 31, 2011)	Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)
1 BANCO DE LA NACION ARGENTINA (1)	42,701	15%
2 BANCO SANTANDER RIO S.A.	25,930	9%
3 BANCO MACRO S.A. (2)	24,238	8%
4 BANCO DE GALICIA Y BUENOS AIRES S.A.	23,425	8%
5 BBVA BANCO FRANCES S.A.	20,826	7%
6 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	19,574	7%
7 HSBC BANK ARGENTINA S.A.	14,194	5%
8 BANCO CREDICOOP COOPERATIVO LIMITADO	11,769	4%
9 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	11,726	4%
10 BANCO PATAGONIA S.A.	10,520	4%
OTHERS	86,804	30%

TOTAL	291,708	100%

Source: Central Bank

(1)	Public sector banks.
(2)	Based on our consolidated financial statements.

Equity (As of December 31, 2011)	Ps. Million	Market Share (% share of equity for the Argentine financial system)
1 BANCO DE LA NACION ARGENTINA (1)	14,828	21%
2 BANCO SANTANDER RIO S.A.	4,739	7%
3 BANCO MACRO S.A. (2)	4,720	7%
4 BBVA BANCO FRANCES S.A.	3,868	6%
5 BANCO DE GALICIA Y BUENOS AIRES S.A.	3,603	5%
6 BANCO HIPOTECARIO S.A.	3,212	5%
7 CITIBANK N.A.	3,116	4%
8 HSBC BANK ARGENTINA S.A.	2,996	4%
9 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	2,880	4%
10 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	2,765	4%
OTHERS	23,027	33%

TOTAL	69,755	100%

Source: Central Bank

(1)	Public sector banks.
(2)	Based on our consolidated financial statements.

Total Deposits (As of December 31, 2011)	Ps. Million	Market Share (% share of total deposits for the Argentine financial system)
1 BANCO DE LA NACION ARGENTINA (1)	131,032	28%
2 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	38,076	8%
3 BANCO SANTANDER RIO S.A.	33,144	7%
4 BANCO DE GALICIA Y BUENOS AIRES S.A.	30,118	7%
5 BBVA BANCO FRANCES S.A.	29,285	6%
6 BANCO MACRO S.A. (2)	29,167	6%
7 HSBC BANK ARGENTINA S.A.	20,921	5%
8 BANCO CREDICOOP COOPERATIVO LIMITADO	18,432	4%
9 BANCO DE LA CIUDAD DE BUENOS AIRES	16,574	4%
10 CITIBANK N.A.	13,509	3%
OTHERS	102,812	22%

TOTAL	463,069	100%

Source: Central Bank

(1)	Public sector banks.
(2)	Based on our consolidated financial statements.

Net Income (12 months ended December 31, 2011)	Ps. Million	Market Share (% share of total net income for the Argentine financial system)
1 BANCO DE LA NACION ARGENTINA (1)	3,312	22%
2 BANCO SANTANDER RIO S.A.	1,677	11%
3 BANCO MACRO S.A. (2)	1,176	8%
4 BANCO DE GALICIA Y BUENOS AIRES S.A.	1,107	8%
5 BBVA BANCO FRANCES S.A.	1,006	7%
6 CITIBANK N.A.	755	5%
7 HSBC BANK ARGENTINA S.A.	713	5%
8 BANCO DE LA CIUDAD DE BUENOS AIRES (1)	656	4%
9 BANCO PATAGONIA S.A.	612	4%
10 BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	600	4%
OTHERS	3,141	21%

TOTAL	14,754	100%

Source: Central Bank

(1)	Public sector banks.
(2)	Based on our consolidated financial statements.

As of December 31, 2011, our return annualized on average equity was 26.7% compared to the 25.6% for private-sector banks and 25.3% for the banking system as a whole.

There is a large concentration of branches in the City and province of Buenos Aires in the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina, and a leading regional presence in eight provinces including Santa Fe, Córdoba, Río Negro, and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy, where we are the largest bank in terms of branches.

	As of December 31, 2011
	Banking System		Banco Macro (1)
Province	Branches	% of Total	Branches	% of Total	Market Share (% share of total of branches in each province)
BUENOS AIRES (PROVINCE)	1,291	31.0%	57	13.8%	4.4%
CITY OF BUENOS AIRES	789	19.0%	27	6.5%	3.4%
CATAMARCA	24	0.6%	1	0.2%	4.2%
CHACO	60	1.4%	1	0.2%	1.7%
CHUBUT	92	2.2%	5	1.2%	5.4%
CORDOBA	418	10.0%	66	15.9%	15.8%
CORRIENTES	65	1.6%	3	0.7%	4.6%
ENTRE RIOS	122	2.9%	6	1.4%	4.9%
FORMOSA	18	0.4%	0	0.0%	0.0%
JUJUY	31	0.7%	15	3.6%	48.4%
LA PAMPA	106	2.5%	2	0.5%	1.9%
LA RIOJA	26	0.6%	2	0.5%	7.7%
MENDOZA	152	3.7%	13	3.1%	8.6%
MISIONES	65	1.6%	35	8.5%	53.8%
NEUQUÉN	88	2.1%	4	1.0%	4.5%
RIO NEGRO	68	1.6%	6	1.4%	8.8%
SALTA	54	1.3%	25	6.0%	46.3%
SAN JUAN	37	0.9%	1	0.2%	2.7%
SAN LUIS	45	1.1%	1	0.2%	2.2%
SANTA CRUZ	39	0.9%	2	0.5%	5.1%
SANTA FE	428	10.3%	106	25.6%	24.8%
SANTIAGO DEL ESTERO	52	1.2%	1	0.2%	1.9%
TIERRA DEL FUEGO	17	0.4%	2	0.5%	11.8%
TUCUMAN	75	1.8%	33	8.0%	44.0%

TOTAL	4,162	100.0%	414	100.0%	9.9%

Source: Central Bank

(1)	Includes branches of Banco Macro, Banco del Tucuman and Banco Privado.

Approximately 81% of the branches in the Argentine financial system are located outside the City of Buenos Aires; in our case, approximately 93% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 60% of the total amount of the system. As of December 31, 2011 we were second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 11%. The following ranking is based on financial institutions with 50 or more branches and with presence in 15 or more provinces as of December 31, 2011.

	Number of provinces Served	Total Number of Branches	Market Share of Branches in Argentina	Branches in City of Buenos Aires	Market Share of Branches in City of Buenos Aires	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country
1 BANCO MACRO S.A. (2)	23	414	10%	27	3%	387	11%	93%
2 BANCO DE LA NACION ARGENTINA (1)	24	626	15%	63	8%	563	17%	90%
3 COMPAÑIA FINANCIERA ARGENTINA S.A.	18	59	1%	8	1%	51	2%	86%
4 BANCO CREDICOOP COOPERATIVO LIMITADO	19	250	6%	40	5%	210	6%	84%
5 BANCO PATAGONIA S.A.	24	146	4%	39	5%	107	3%	73%
6 BANCO SANTANDER RIO S.A.	22	316	8%	97	12%	219	6%	69%
7 STANDARD BANK ARGENTINA S.A.	18	99	2%	32	4%	67	2%	68%
8 BANCO DE GALICIA Y BUENOS AIRES S.A.	24	244	6%	80	10%	164	5%	67%
9 HSBC BANK ARGENTINA S.A.	22	132	3%	44	6%	88	3%	67%
10 BBVA BANCO FRANCES S.A.	24	242	6%	82	10%	160	5%	66%
OTHERS	24	1634	39%	277	35%	1357	40%	83%

TOTAL	24	4162	100%	789	100%	3373	100%	81%

Source: Central Bank

(1)	Public sector banks.
(2)	Includes branches of Banco Macro, Banco del Tucumán and Banco Privado.

Argentine banking regulation

Overview

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. Its mission is to promote monetary and financial stability, employment and economic development with social equity.

It operates pursuant to its charter, which was amended on March 22, 2012 by Law No. 26,739 and the provisions of the Financial Institutions Law. Under the terms of its charter, the Central Bank must operate independently from the Argentine government.

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

The powers of the Central Bank include the authority to fix monetary base, interest rate, minimum capital, liquidity and solvency requirements, regulate credit, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses, and to authorize the establishment of branches of foreign financial institutions in Argentina and the extension of financial assistance to financial institutions in cases of temporary liquidity or solvency problems.

The Central Bank establishes certain “technical ratios” that must be observed by financial entities, such as ratios related to levels of solvency, liquidity, the maximum credits that may be granted per customer and foreign exchange assets and liability positions.

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

The Central Bank fulfills the function of lender of last resort, and is allowed to provide financial assistance to financial institutions with liquidity or solvency problems.

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

Permitted activities and investments

The Financial Institutions Law governs any individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Financial Institutions Law and related Central Bank Rules. Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the Financial Institutions Law and Central Bank Communication “A” 3086, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank Rules) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, in certain circumstances. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Under Central Bank Rules, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual funds, may not exceed 50% of such bank’s regulatory capital (Responsabilidad Patrimonial Computable, or “RPC”). In addition, the total amount of a commercial bank’s investments in the following: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” taken as a whole, is limited to 15% of such bank’s RPC.

To this effect, a given stock’s market price is considered to be “largely publicly available” when daily quotations of significant transactions are available, and the sale of such stock held by the bank would not significantly affect the stock’s quotation.

Operations and activities that banks are not permitted to perform

The Financial Institutions Law prohibits commercial banks from: (a) creating liens on their assets without prior approval from the Central Bank, (b) accepting their own shares as security, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank Rules. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and may own shares or debt of public services companies, if necessary to obtain those services.

Liquidity and solvency requirements

As of 1994, the Central Bank supervision of financial institutions is carried out on a consolidated basis. Therefore, all of the documentation and information filed with the Central Bank, including financial statements, must show the operations of each entity’s headquarters and all of its branches (in Argentina and abroad), the operations of significant subsidiaries and, as the case may be, of other companies in which such entity holds stock. Accordingly, all requirements relating to liquidity, minimum capital, risk concentration and bad debts’ reserves, among others, are calculated on a consolidated basis.

Legal reserve

According to the Financial Institutions Law and Central Bank Rules, financial institutions are required to maintain a legal reserve of 20% of their yearly income plus or minus prior-year adjustments and minus the accumulated loss for the previous year closing period. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it would not be able to pay dividends to its shareholders.

Non-liquid assets

Since February 2004, non-liquid assets (computed on the basis of their closing balance at the end of each month, and net of those assets that are deducted to compute the regulatory capital, such as equity investments in financial institutions and goodwill) plus the financings granted to a financial institution’s related persons (computed on the basis of the highest balance during each month for each customer) cannot exceed 100% of the Argentine regulatory capital of the financial institution, except for certain particular cases in which it may exceed such limitation, although it shall not exceed 150% of the RPC of the relevant financial institution.

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

Minimum capital requirements

The Central Bank requires that financial institutions maintain minimum capital amounts measured as of each month’s closing, which are defined as a ratio of the counterparty risk and interest rate risk of the financial institution’s assets. Such requirement should be compared to the basic requirement, which is explained below, taking into account the one with the highest value. The basic requirement varies depending on the type of institution and the jurisdiction in which the relevant institution is registered, from Ps.10 million to Ps.25 million for banks, and from Ps.5 million to Ps.10 million for other institutions. In addition, financial institutions must comply with a market risk requirement that is calculated on a daily basis. Financial institutions (together with their branches in Argentina and abroad) must comply with minimum capital requirements both on an individual and a consolidated basis.

Basic minimum capital

The Central Bank classifies by type and category the minimum capital requirements for financial entities. The categories are established in accordance with the jurisdiction in which the respective financial entity is located:

Category	Jurisdiction	Banks	Other Entities (*)

I	City of Buenos Aires.	Ps.25 million	Ps.10 million

II	Comodoro Rivadavia–Rada Tilli, Rawson–Trelew, Greater Córdoba, Río Cuarto, Greater Buenos Aires(1), Bahía Blanca–Cerri, Mar del Plata–Batán, San Nicolás–Villa Constitución, Greater Mendoza, Neuquén–Plottier, Viedma–Carmen de Patagones, Greater Rosario, Viedma, General San Martín, San Justo, Tercero Arriba, Campana, Chivilcoy, Junín, Necochea, Olavarría, Pergamino, Pilar, Tandil, Tres Arroyos, Zárate, Bariloche, Castellanos, General López, San Martín, Santa Cruz Province, and Tierra del Fuego Province.	Ps.14 million	Ps.8 million

III	Cities of Greater Catamarca, Greater Resistencia, Greater Corrientes, Concordia, Jujuy-Palpalá, La Rioja, Posadas, Salta, Greater San Juan, San Luis-El Chorrillo, Santiago del Estero-La Banda, Greater Tucumán-Tafí Viejo, Colón, Federación, Gualeguay, Gualeguaychú, Paraná, Uruguay, General Pedernera, the Province of La Pampa and the remaining towns of the provinces of Buenos Aires (2), Córdoba (3), Chubut, Mendoza, Neuquén, Río Negro and Santa Fe (4).	Ps.12.5 million	Ps.6.5 million

IV	The rest of Argentina.	Ps.10 million	Ps.5 million

(*)	Except credit entities.
(1)	Excluding the City of Buenos Aires.
(2)	Excluding Marcos Paz, Presidente Perón and San Vicente departments.
(3)	Excluding Cruz del Eje department.
(4)	Excluding Vera department.

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

The Central Bank takes into consideration a financial institution’s regulatory capital (RPC) in order to determine compliance with capital requirements. RPC consists of Tier 1 capital (Basic Net Worth) and Tier 2 capital (Complementary Net Worth) minus certain deducted items.

Tier 1 capital consists of (i) capital stock as defined by the Argentine Corporate Law, (ii) irrevocable contributions on account of future capital increases, (iii) adjustments to shareholders’ equity, (iv) savings reserves, (v) retained earnings and (vi) subordinated debt securities and their reserve funds, provided they meet certain conditions and requirements. In the case of consolidation, non-controlling interests are also included.

Tier 2 capital consists of (i) liabilities (including debt securities) contractually subordinated to all other liabilities not computable as Tier 1 capital, with an average initial maturity of at least five years and issued under certain conditions and requirements, plus (ii) amounts of reserve funds applied to the payment of interest on subordinated debt securities before December 31, 2012 and as from such date also those amounts which have not been used, provided they exceed certain limits, plus or minus (iii) with respect to results at prior fiscal years, 100% of net earnings or losses recorded through the most recent audited quarterly financial statements in the event the yearly financials are not audited, plus or minus (iv) 100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statement, plus or minus (v) 50% of profits or 100% of losses, from the most recent audited quarterly or annual financial statements, minus (vi) 100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor, plus (vii) 50% of loan loss provisions on the loan portfolio classified as “normal situation” or “performing” pursuant to Central Bank Rules on debtor classification and financing with preferred security, and plus or minus (viii) creditor or debtor balances in the following accounts: (a) unrealized gains from Argentine governmental securities available for sale (Diferencia de valuación no realizada de tenencias de títulos públicos nacionales disponibles para la venta), (b) unrealized gains from Central Bank bills available for sale (Diferencia de valuación no realizada de tenencias de Letras emitidas por el Banco Central disponibles para la venta), and (c) unrealized gains from Central Bank notes available for sale (Diferencia de valuación no realizada de tenencias de Notas emitidas por el Banco Central disponibles para la venta).

Items to be deducted include, among others: (a) demand deposits maintained with foreign financial institutions that are not rated as “investment grade”; (b) securities not held by the relevant financial institutions, except where the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear, Depository Trust Company or Deutsche Bank, New York, are in charge of their registration or custody; (c) securities issued by foreign governments whose risk rating is lower than that assigned to Argentine government securities; (d) subordinated debt instruments issued by other financial institutions acquired prior to September 30, 2006; (e) equity interests in other Argentine or foreign financial institutions; (f) equity interests relating to the application of tax deferrals until February 19, 1999, or after such date provided they relate to irrevocable capital contributions made until such date, as from the month following expiration of the legal term of unavailability or loss of the tax benefits, as set forth in applicable regulations; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded with the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) goodwill; (j) organization and development costs; (k) items pending allocation, debtor balances and other; (l) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets; (m) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (n) equity interests in companies that have (i) financial assistance through leasing or factoring agreements or (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished; (o) excess in the granting of asset-backed guaranties, according to Central Bank’s regulations; and (p) the highest balance of that month’s financial assistance, when certain conditions are met.

Requirements for subordinated debt to be computed as Tier 1 capital

In general, debt securities can account for up to 20% of a financial institution’s Tier 1 capital through December 31, 2012 and up to 15% from January 1, 2013.

In order for debt securities to be computed as Tier 1 capital, the issuance must previously be approved by: (i) the shareholders, (ii) the Superintendency, (iii) the CNV and (iv) a stock exchange or over-the-counter market (whether local or foreign).

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

In accordance with current Central Bank Rules, financial institutions would not be permitted to pay interest or make other payments on Tier 1 capital debt securities in the event that, as provided in Communication “A” 5072 of the Central Bank (as amended or supplemented), (a) they are subject to a liquidation procedure or the mandatory transfer of their assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) they are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003); or (c) they are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

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

Central Bank Rules require Tier 2 capital debt securities to have an average life of no less than 5 years. If the securities allow optional redemption by the issuer, such redemption is only effective (i) with the prior authorization of the Superintendency, and (ii) if the RPC, after redemption, is equal or higher than the minimum capital required by the Central Bank.

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

Non-payment of principal or interest under Tier 2 capital debt securities shall not be considered under applicable Central Bank Rules as a cause for forfeiture of the banking license if: (i) within one year from the original due date of such unpaid obligations, the bank and the noteholders agree on the manner in which payments of the amounts due in respect of the debt securities shall be made; (ii) all of the other non-subordinated obligations are paid when due; (iii) no cash dividends are distributed to the shareholders; (iv) no fees are paid to directors and members of the supervisory committee, except for those cases in which they carry out executive tasks; and (v) in case they have interest coupons related to the bank’s results, the bank does not have distributable results, calculated in accordance with the general procedure set forth by the applicable Central Bank Rules.

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

New requirements applicable to dividend distribution

The Central Bank has imposed certain restrictions on the payment of dividends, limiting the ability of financial institutions to distribute dividends without its prior consent.

Pursuant to Communication “A” 5072 (as amended and supplemented), the Central Bank amended and restated the regulations governing dividend distribution by financial institutions. The Superintendency will be in charge of reviewing the ability of a financial entities to distribute dividends upon their request for approval. The request must be filed within 30 business days prior to the shareholders’ meeting that approves the financial institutions’ annual financial statements. Financial institutions may distribute dividends only if each of the following conditions is not met during the month preceding the request:

•	the financial institution is subject to a liquidation procedure or a mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;

•	the financial institution has received financial assistance from the Central Bank;

•	the financial institution do not comply of its reporting obligations under the Central Bank regulations; and

•

the financial institution is in breach of minimum capital requirements (both on an individual and consolidated basis and excluding any individual exemption granted by the Superintendency) or with minimum cash reserves (on average), whether in pesos, foreign currency or securities issued by the public sector.

Any financial institution that does not comply with all of the abovementioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (“Resultados no asignados”) at the end of the fiscal year, (ii) plus voluntary reserves for future dividend payments, (iii) minus mandatory reserves and other items, such as: (a) balance of account related to payments made under pesification judicial rulings; (b) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market; (c) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report; (d) individual exemptions for asset valuation granted by the Superintendency; (e) balance of judicial deposits in foreign currency and accounting value of such deposits as required by Law No. 25,561 and Decree No. 214/02; and (f) net results of losses due to application of rules for valuation of securities of the non-financial public sector and monetary regulations of the Central Bank.

Dividends cannot be paid, however, in any of the following circumstances:

•

if the integration of average minimum cash required pursuant to Central Bank regulations is lower than the one required according to the latest reported position or the pro-forma position after carrying out the dividend payment; and/or

•

if the integration of minimum capital after effecting the dividend payment is lower than the amount in the previous item increased by 75% (pursuant to Central Bank regulations in force until January 2012, a 30% increase); and/or

•	if the financial institution received any kind of financial assistance from the Central Bank due to liquidity problems, pursuant to Section 17 of the Central Bank’s charter.

In addition, for financial institutions that are branches of foreign financial institutions, the Superintendency will consider the liquidity and solvency of their headquarters and the markets in which they operate.

For 2011, we have not met the abovementioned conditions set forth by Central Bank regulations for dividend distribution. In particular, we have not met the threshold, pursuant to which the integration of minimum capital after carrying out the dividend payment should not be lower than the minimum capital requirement increased by 75%. We cannot assure that such conditions will be met for 2012 or subsequent years.

Counterparty risk

The capital requirement for counterparty risk is defined as:

Cer = k* [a* Ais + c* Fsp + r* (Vrf + Vrani)] + INC + IP.

The required capital to assets-at-risk ratio is 10% (“a”) for fixed assets (“Ais”) and 8% (“r”) for loans (“Vrf”), other claims from financial intermediation and other financing (“Vrani”). The same ratio (“c”) is applied to claims on the public-sector loans (“Fsp”). The “INC” variable amount refers to increases in minimum capital requirements that arise when certain mandatory technical ratios are exceeded (fixed assets, counterparty risk diversification and rating and limitations on transactions with related clients). The variable “IP” refers to increases that arise from the extension of the general limit on negative foreign currency net global position

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting
Cash and cash equivalents	0-20%
Government Bonds
With market risk capital requirements and Central Bank monetary control instruments including those registered as “available for sale” and “investment accounts”	0%
Other domestic bonds (without Central Government collateral)	100%
OECD Central Government bonds—rated AA or higher	20%
Loans
To the non-financial private sector
With preferred collateral under the form of:
Cash, term deposit certificates issued by the creditor entity and given as security	0%
A guarantee by Reciprocal Guarantee Companies authorized by the Central Bank, export credit insurance, documentary credits	50%
Mortgages	50%-100%
Pledges	50%-100%
To the non-financial public sector	100%
To the financial sector
Public financial institutions with the collection of federal taxes as collateral	50%
To foreign financial institutions or to financial institutions backed by them (rated AA or higher)	0%-20%
Other credits from financial intermediation	0%-100%
Assets subject to financial leasing	50%-100%
Other assets	0%-100%
Guarantees and contingent liabilities	0%-100%

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

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations; and (c) finance and securities granted by branches and local subsidiaries of foreign financial entities by order and on account of their headquarters or foreign branches or the foreign controlling entity, to the extent (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated fiscalization, (iii) in case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries; and (iv) in case of guarantees granted locally, they are in turn guaranteed by their headquarters or foreign branches or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

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

In case of transactions with fixed interest rates, when calculating the requirements, the cash flows of the financial entity’s transactions are assigned to different time bands taking into account their maturity. Financial entities with 1-3 CAMELBIG ratings may treat 50% of sight deposits as long-term maturities (in the case of financial entities with a 1 or 2 CAMELBIG rating, the entity may choose the assigned maturity, whereas in the case of financial entities with a 3 CAMELBIG rating, the assigned maturity cannot exceed 3 years). All entities may assign to the “zero” time band (i) 100% of the contingent credit lines with a fixed or variable interest rate based on a foreign indicator and usable at the entity’s mere requirement (without need for prior notice), irrevocably granted by foreign banks with an international “A” credit rating and that do not control, or are controlled by, the local entity, or by local banks with a 1 or 2 CAMELBIG rating, and (ii) 100% of the contingent credit lines irrevocably granted to other financial entities, whether at a fixed or variable rate based on a foreign indicator and usable at the entity’s mere requirement (without need for prior notice).

Transactions with variable interest rates related to a foreign index are treated as if they had fixed interest rates. The risk arising from liabilities with variable rates related to a domestic index is considered up to the first rate adjustment date. Financings to the non-financial public sector are treated in the same way as liabilities with variable rates related to a domestic index, provided that any such financings adjusted by CER shall be assigned to the time band relating to the first month. The remaining assets shall be assigned on an individual basis or grouped by kind of financing (i.e., mortgage loans, pledged loans, personal loans, etc.), as determined by each entity.

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

There are five categories of assets. Domestic assets are divided into equity and public bonds/Central Bank’s debt instruments, the latter being classified in two categories that, according to whether their modified duration is less than or more than 2.5 years. Foreign equity and foreign bonds make up another two categories classified according to their duration as well, the latter also comprising two separate categories, defined as for domestic assets. The fifth category is comprised of foreign exchange positions, differentiated according to currency involved.

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

Consequences of a failure to meet minimum capital requirements

In the event of non-compliance with capital requirements by a financial institution, Central Bank Communication “A” 3171 provides that:

•

non-compliance reported by the institution: the institution must meet the required capital no later than the end of the second month after the date of non-compliance or submit a restructuring plan within 30 days after the end of the month in which such non-compliance was reported. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including prohibition from opening branches in Argentina or in other countries, establishing representative offices abroad, or owning equity in foreign financial institutions, as well as a prohibition from paying cash dividends. Also, the Superintendency may appoint a delegate, who shall have the powers set forth by the Financial Institutions Law.

•

non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within 30 days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final, and the procedure described in the previous item will apply.

Furthermore, pursuant to Communication “A” 5282, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of values at risk of included assets (VaR), the financial institution must replace its capital or decrease its financial position until such requirement is met, having up to ten business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten business days, it must submit a regularization and reorganization plan within the following five business days, and it may become subject to an administrative proceeding initiated by the Superintendency.

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

Seven OR event types are defined, according to internationally accepted criteria: internal fraud; external fraud; employment practices and workplace safety; clients, products and business practices; damage to physical assets; business disruption and system failures, and execution, delivery and process management.

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

Pursuant to Communications “A” 5272 and “A” 5282, the minimum capital requirements regarding OR is equal to 15% of the annual average positive gross income of the last 36 months.

The gross income is equal to the sum of: (a) financial and service charge income minus financial and service charge expense, and (b) other income minus other expenses. The following items are excluded from the terms (a) and (b):

i) expenses derived from the creation or elimination of reserves during previous fiscal years and recovered credits during the fiscal year which were written-off in previous fiscal years;

ii) profits or losses from holding of equity in other financial institutions or companies, if these were deductible from RPC;

iii) extraordinary or unusual gains –i.e. those arising from unusual and exceptional events which resulted in gains- including income from insurance recovery; and

iv) gains from the sale of financial public sector notes, as set forth under the Central Bank Rules (“Valuación de instrumentos de deuda del sector público no financiero y de regulación monetaria del Banco Central de la República Argentina”).

Pursuant to Communications “A” 5272 and “A” 5282, the minimum capital requirements regarding OR in addition to requirements regarding counterparty and market risk will be applied progressively, according to the following timetable:

Period	Coefficient
February 2012—March 2012	0
April 2012—July 2012	0.50
August 2012—November 2012	0.75
December 2012	1

In addition, financial institutions must have a minimum amount of capital before the last day of each month that is equal to the higher of (i) the basic minimum capital requirement or (ii) the sum of the requirements for counterparty risk, interest rate risk, market risk and operational risk.

The determination of minimum capital requirements for operational risk complies with Basel II guidelines and enables entities to calculate the aforementioned requirements by applying basic or standardized approaches to calculation.

Minimum cash reserve requirements

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions. Pursuant to Communication “A” 3498 (as amended and supplemented) as of March 1, 2002, the minimum cash requirement includes deposits and obligations for other financial intermediation transactions (overnight and fix term transactions).

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions, (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent they do not exceed a 72 business hour term as from their deposit.

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

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement:

Item	Rate (%) (Pesos)	Rate (%) (Foreign currency)
1-Checking account deposits	19	—
2-Savings account, basic account and free universal account	19	20
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Cese Laboral para los Trabajadores de la Industria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	19	20
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	19	20
5-Unused balances of advances in checking accounts under executed overdraft agreements	19	—
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	—

7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12, 13 and 15 of this table:

(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365 days	—	2
(vi) More than 365 days	—	—
8-Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—	—
9-Securities (including Negotiable Obligations)
a-Debt issued from 01/01/02, including restructured liabilities
(i) Up to 29 days	14	20
(ii) From 30 days to 59 days	11	15
(iii) From 60 days to 89 days	7	10
(iv) From 90 days to 179 days	2	5
(v) From 180 days to 365 days	—	2
(vi) More than 365 days	—	—
b-Others	—	—
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—	—
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	10
12-Deposits as assets of a mutual fund	19	20
13-Special deposits related to inflows of funds. Decree 616/2005	100	100
14-Deposits and other liabilities in pesos (excluding “Fondo de Cese Laboral para los trabajadores de la Industria de la Construcción”) which return is higher than 15% of BADLAR rates average, corresponding to the preceding month	100	—
15-Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	16	—

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency for any given month shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency to which the requirement applies, and eligible items include the following:

1.	Cash (in treasury, cash in custody at other financial institutions and cash in transit and value carriers).

2.	Accounts maintained by financial institutions with the Central Bank in pesos.

3.	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

4.	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions.

5.	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

6.	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

7.	Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros – CRYL”) for public securities and securities issued by the Central Bank at their market value.

These eligible items are subject to review by the Central Bank and may be changed in the future.

The Central Bank makes interest payments on reserve requirements up to the legal cash requirement level established for term transactions. Reserves in excess of that requirement will not be compensated.

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

The aggregate balances of the eligible items referred to from items (2) to (6) above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve, excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. The daily minimum required is 70% when a deficit occurs in the previous month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in pesos are subject to a penalty equal to two times the private banks’ BADLAR rate for deposits in pesos for the last business day of the month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in foreign currency are subject to a penalty equal to two times the private banks’ BADLAR rate for deposits in U.S. dollars or two times the 30-day U.S. dollar LIBO rate for the last business day of the month (whichever is higher).

Internal liquidity policies of financial institutions

The regulations designed to limit liquidity risk provide that financial institutions should adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and assets.

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

Risk concentration: means the aggregate amount of relevant transactions executed with companies, individuals or groups of companies—whether affiliated or not—where such transactions, measured for each one of such customers, are at any time equal to or higher than 10% of the institution’s RPC on the last day of the month prior to the relevant month. Total operations may not exceed, at any time:

(i) three times the institution’s RPC for the previous month, without considering the operations involving local financial institutions (domestic or foreign headquarters or branches);

(ii) five times the institution’s RPC for the previous month if operations involving local financial institutions are considered; or

(iii) ten times the institution’s RPC, in the case of second tier financial institutions (i.e., financial institutions that do not receive deposits from the general public) considering the loans to other domestic financial institutions.

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

Degree of risk: In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth. The basic margin may be increased by an additional 200% provided such additional margin does not exceed 2.5% of the financial institution’s RPC and the increase is approved by the board of directors of the relevant financial institution.

Limits for affiliated individuals

Central Bank regulations regarding risk management determine certain limits to the transactions that financial institutions may carry out with parties related to them (whether individuals or corporate entities).

A person is “related” to a financial institution based on different criteria including whether the financial institution directly or indirectly controls, is controlled by, or is under common control with, such person; whether this person has a participation on the financial institution; whether the financial institution or the person that controls the financial institution and such person have or may have common directors to the extent such common directors represent a majority of the board in either the person or the financial institutions; or, exceptionally, whenever the Central Bank board of directors determines – pursuant to Superintendency proposal – that a person maintains a relationship with the financial entity (or its controlling person) that may result in monetary damages for the financial institution.

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

(iv)	when the Central Bank board of directors – pursuant to a proposal from the Superintendency—determines that a person is exercising a controlling influence over the financial institution.

The transactions taken into account for the purpose of this title include, among others, capital stock holdings, loans and securities issued by a local financial institution or its foreign branches or any foreign financial institution controlled by the local financial institution.

The limits for transactions with affiliated individuals depend on the financial institution’s RPC and its CAMELBIG rating:

A. In case of local financial institutions with a 1 to 3 CAMELBIG rating:

(i) General:

(a)	Guaranteed operations: 10% of the RPC.

(b)	Non-guaranteed operations: 5% of the RPC.

(ii) Related financial institutions which transactions are subject to consolidation:

Lender rating	Borrower rating	General	Additional
			Tranche I (*)	Tranche II (**)	Tranche III (***)
1, 2 or 3	1	100%	25%	25%	—
	2	20%	25%	25%	55%
	3	10%	20%	20%	—
	4 or 5	10%	—	—	—
4 or 5	1 to 5	0%	—	—	—

(iii) Related companies that provide complementary services:

Complementary services	Controlling financial entity	General	Additional
			Tranche I (***)	Tranche II	Tranche III
Stock exchange agent, financial assistance based on leasing and factoring, temporal adquisition of shares.	1	100%	—	—	—
	2	10%	90%	—	—
	3	10%	—	—	—
	4 o 5	0%	—	—	—

Complementary services	Controlling financial entity	General	Additional
			Tranche I (*)	Tranche II (**)	Tranche III (***)
Credit and debit card issuers or similar services.	1	100%	25%	25%	—
	2	20%	25%	25%	55%
	3	10%	20%	20%	—
	4 o 5	0%	—	—	—

(*)	Subject to certain conditions.
(**)	Only for guaranteed financings that comply with the conditions for Tranche I.
(***)	Only for financings with an inicial term up to 180 days.

(iv) Related foreign banks:

(a)	rated “investment grade”: 10% of the RPC.

(b)	with a lower rating:

•	5% for unsecured transactions

•	10% for secured transactions

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

In addition, with respect to related parties who are natural persons, the total amount of loans to those related parties cannot exceed Ps.50,000, which amount must be used exclusively for personal or family purposes. Failure to properly observe these requirements can result in an increase of the minimum capital requirements for credit risk in an amount equal to 100% of the daily excess amounts over the requirements beginning on the month when the excess amounts are not corrected and continuing while the excess amounts remain. In the case of information registered out of term, this increase will be applied beginning on the month when the information is registered and for as long as the default exists. Moreover, once the default has been corrected, the increase will be applied for a number of months equal to the period during which the Central Bank was not informed. For repeated defaults the increase can reach up to 130% of the excess amount.

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

Since January 2, 2003, there have been further modifications to the restrictions imposed by the Central Bank. For further information, see Item 10.D “Aditional Information—Exchange Controls.”

Foreign currency lending capacity

The Regulations on the allocation of deposits in foreign currencies (updated by Communication “A” 5275) establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods –including temporary imports of commodities- that increase or are related to the production of goods to be exported -including syndicated loans, whether granted by local or foreign financial institutions; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above; (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies or public guarantee funds, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity; and (i) inter-financing loans (any inter-financing loans granted with such resources must be identified).

Communication “A” 4851 (as supplemented by Communication “A” 5275) provides a specific formula in order to calculate the financial institution’s capacity to lend money in foreign currency for imports (items (d) and (e), and, as applicable items (f) to (h) of the foregoing paragraph).

The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.

General exchange position

The general exchange position includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by OECD member governments with a sovereign debt rating not below “AA”), certificates of time deposits in foreign institutions (rated not less than “AA”), and correspondents’ debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days and correspondent balances for third-party transfers pending settlement. It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad.

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

• Positive net global position (assets exceeding liabilities): this limit cannot exceed the lesser of:

1.	30% of the RPC.

2.	Own liquid funds (which refer to the RPC minus “fixed assets” and loans to related clients).

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

Debt classification and loan loss provisions

Credit portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine, taking into account any loan security, whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer and housing loans include housing loans, consumer loans, credit-card financings and other types of installment credits to individuals. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.750,000, the repayment of which is linked to its projected cash flows, are classified as commercial loans. Central Bank Rules allow financial institutions to apply the consumer and housing loan classification criteria to commercial loans of up to Ps.750,000, given with or without guarantees. If a customer has both kinds of loans (commercial and consumer and housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Commercial loans classification

The principal criterion to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank Rules, commercial loans are classified as follows:

Classification	Criteria
Normal Situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special Monitoring / Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution

Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer and housing loans classification

The principal criterion applied to loans in the consumer and housing portfolio is the length of period for which such loans remain overdue. Under the Central Bank Rules, consumer and housing borrowers are classified as follows:

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

Minimum Credit Provisions

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Normal situation” and “Performing”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“Troubled” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable according to Central Bank’s Rules”	100%	100%

The Superintendency may require additional provisioning if it determines that the current level is inadequate.

Financial institutions are entitled to record allowances for loan losses in amounts larger than those required by Central Bank Rules. In such cases and despite the existence of certain exceptions, recording a larger allowance for a commercial loan, to the extent the recorded allowance amount falls into the next credit portfolio category set forth by Central Bank Rules, shall automatically result in the corresponding debtor being recategorized accordingly.

Minimum frequency for classification review

Financial institutions are required to classify loans at least once a year in accordance with Central Bank Rules. Nevertheless, a quarterly review is required for credits that amount to 5% or more of the financial institution’s RPC and mid-year review for credits that amount to the lower of: (i) Ps.1 million or (ii) the range between 1% and 5% of the financial institution’s RPC. In addition, financial institutions have to review the rating assigned to a debtor in certain instances, such as when another financial institution reduces the debtor classification in the “Credit Information Database” and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the “Credit Information Database” and the lower classification awarded by at least two other banks and total lending from such banks account for 40% or more of the total informed; if there is a greater discrepancy, the financial institution will be required to reclassify the debtor.

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

Priority rights of depositors

Under Section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank, depositors have a general and absolute priority right to collect their claims over all other creditors, except claims secured by pledges or mortgages and certain employee liens. Additionally, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the branch that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant to Section 35 of the Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency for the amount exceeding Ps.50,000, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce.

Mandatory deposit insurance system

Law No. 24,485 passed on April 12, 1995, as amended by Law No. 25,089 and Decrees No. 538/95 and No. 540/95, created a Deposit Insurance System, or “SSGD,” which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of Section 49 of the Financial Institutions Law, as mentioned above.

The SSGD has been implemented through the establishment of a Deposit Guarantee Fund, or “FGD,” managed by a private-sector corporation called Seguro de Depósitos Sociedad Anónima, (Deposit Insurance Corporation, or “SEDESA”). According to Decree No. 1292/96, the shareholders of SEDESA are the government through the Central Bank and a trust set up by the participating financial institutions. These institutions must pay into the FGD a monthly contribution determined by Central Bank Rules. The SSGD is financed through regular and additional contributions made by financial institutions, as provided for in Central Bank Communication “A” 4271, dated December 30, 2004.

The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.120,000, as set forth by Central Bank Communication “A” 5170, dated January 11, 2011.

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

Pursuant to Communication “A” 4271, every financial institution is required to contribute to the FGD a monthly amount of 0.015% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank. Prompt contribution of such amounts is a condition precedent to the continuing operation of the financial institution. The first contribution was made on May 24, 1995. The Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions.

When the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of the total deposits of the system, the Central Bank may suspend or reduce the monthly contributions, and reinstate them when the contributions subsequently fall below that level.

Other restrictions

Pursuant to the Financial Institutions Law, financial institutions cannot create any kind of rights over their assets without the Central Bank’s authorization, nor enter into transactions with their directors, officers or affiliates in terms more favorable than arms-length transactions.

Capital markets

Commercial banks are authorized to subscribe for and sell shares and debt securities. At present, there are no statutory limitations as to the amount of securities for which a bank may undertake to subscribe. However, under Central Bank Rules, underwriting of debt securities by a bank would be treated as “financial assistance” and, accordingly, until the securities are sold to third parties, such underwriting would be subject to limitations.

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

An agreement between the BCBA and representatives of the MAE dealers provides that trading in shares and other equity securities will be conducted exclusively on the BCBA and that all debt securities listed on the BCBA may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.

Commercial banks may operate as both managers and custodians of Argentine mutual funds or fondos comunes de inversión; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.

Financial institutions with economic difficulties

The Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels, in the judgment of the Central Bank adopted by members representing the majority of the board of directors, with impaired solvency or liquidity or in any of the other circumstances listed in Section 44 of the Financial Institutions Law, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a restructuring plan or plan de regularización y saneamiento. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.

Furthermore, the Central Bank’s charter authorizes the Superintendency to fully or partially suspend, exclusively subject to the approval of the President of the Central Bank, the operations of a financial institution for a term of 30 days if the liquidity or solvency thereof are adversely affected. Such term could be renewed for up to 90 additional days, with the approval of the Central Bank’s board of directors. During such suspension term an automatic stay of claims, enforcement actions and precautionary measures is triggered, any commitment increasing the financial institution’s obligations shall be null and void, and debt acceleration and interest accrual shall be suspended.

If per the Central Bank’s criteria a financial institution is undergoing a situation which, under the Financial Institutions Law, would authorize the Central Bank to revoke its license to operate as such, the Central Bank may, before considering such revocation, order a plan of restructuring that may consist on certain steps, including, among others: measures to capitalize or increase the capital of the financial institution; revoke any approval granted to the shareholders of the financial institution to hold interests therein; restructure or transfer assets and liabilities; grant temporary exemptions to comply with technical regulations or payment of charges and penalties arising from such flawed compliance; or appoint a delegate or auditor (“interventor”) that may prospectively replace the board of directors of the financial institution.

Revocation of the license to operate as a financial institution

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

Once the bankruptcy of a financial institution has been adjudged, provisions of the bankruptcy Law No. 24,522 (the “Bankruptcy Law”) and the Financial Institutions Law shall be applicable; provided however that in certain cases, specific provisions of the Financial Institutions Law shall supersede the provisions of the Bankruptcy Law (i.e. priority rights of depositors).

Merger, consolidation and transfer of goodwill

Merger, consolidation and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity must submit a financial-economic structure profile justifying the transaction in order to obtain authorization from the Central Bank.

Financial system restructuring unit

The Financial System Restructuring Unit was created to monitor the implementation of a strategic approach for those banks benefiting from financial assistance granted by the Central Bank. This unit is in charge of rescheduling maturities, determining restructuring strategies and action plans, approving transformation plans, and accelerating repayment of the facilities granted by the Central Bank.

Money laundering

The concept of money laundering is generally used to denote transactions aimed at introducing funds from illicit activities in the institutional system and thus transform gains from illegal activities in assets of a seemingly legitimate source.

On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended by Laws No. 26,087, 26,119, 26,286, and 26,683, together the “Money Laundering Law”), which sets forth an administrative criminal system and supersedes several sections of the Argentine Criminal Code related to money laundering. This law defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected to a crime with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 300,000, whether such amount results from one or more transactions. Also, money laundering is considered as a separate crime against the economic and financial order, independent from the legal concept of concealment, which is considered an offense against the public administration. Thus, money laundering is a crime which may be prosecuted independently, whether or not the money launderer took part in the preceding crime from which the proceeds of which are being laundered.

In addition, the Money Laundering Law created the Financial Information Unit (hereinafter “UIF”), under the Argentine Ministry of Justice, Security and Human Rights, which is responsible for the handling and transmiting of information in order to prevent the laundering of assets originated from: (i) crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) crimes related to arms trafficking (Law No. 22,415); (iii) crimes related to the activities of an illegal association as defined in Section 210 bis of the Argentine Criminal Code; (iv) illegal acts committed by illegal associations (Section 210 of the Argentine Criminal Code) organized to commit crimes with political or racial objectives; (v) crimes of fraud against the Public Administration (Section 174, Paragraph 5 of the Argentine Criminal Code); (vi) crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of the Second Book of the Argentine Criminal Code; (vii) crimes of underage prostitution and child pornography under Sections 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code; (viii) crimes involving terrorist financing (Section 213 quater of the Argentine Criminal Code); (ix) extortion (Section 168 of the Argentine Criminal Code), (x) crimes contemplated by Law No. 24,769; and (xi) human trafficking.

The Money Laundering Law, like money laundering laws of other countries, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain duties to diverse private sector entities such as banks, stockbrokers, stock markets, and insurance companies. These obligations essentially consist of information gathering functions, such as: (a) obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity; (b) reporting any suspicious activity or operation; and (c) keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both clients and third parties.

In addition, Argentine financial institutions are required to report to the UIF any suspicious or unusual transaction, as well as any transaction that lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly.

Central Bank Rules require Argentine banks to take certain minimum precautions to prevent money laundering. Each institution must have an Anti-Money Laundering Committee, formed by a member of the board of directors, the officer responsible for Anti-Money Laundering matters (Oficial de Cumplimiento) and an upper-level officer regarding financial intermediation and/or foreign exchange matters (i.e., with sufficient experience and knowledge on such matters and decision-making responsibilities). Additionally, as mentioned, each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF .

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank and the UIF; in particular with Resolution No. 37/2011 of the UIF, dated February 8, 2011, which regulates Section 21 paragraphs (a) and (b) of Money Laundering Law that provides for the gathering of information regarding suspicious operations and its report to the authorities as well as with the anti-money laundering regime set forth by the Central Bank (by means of Communication “A” 5162, as amended or supplemented by Communication “A” 5218) and, when acting as placement agents in public offerings of securities, applicable CNV regulations.

The Central Bank itself must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious or unusual transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as amended or supplemented by Resolution No. 1/2012, which, among other things, lists a few examples of what constitute “suspicious or unusual transactions”. The listed transactions must be particularly scrutinized by the Central Bank and include, among others, any transaction involving financial institutions, regular transactions involving securities (specially daily purchases and sales of the same amount of securities), capital contributions into financial institutions that have been paid-in in cash (or means other than bank transfers), and capital contributions by companies incorporated or domiciled in jurisdictions that do not allow for information relating to family relations of its shareholders, board members or members of its supervisory committee, Deposits or withdrawals in cash for unusual amounts by entities or individuals that normally use checks or other financial instruments and/or whose declared business does not correspond with the type or amount of the transaction; subsequent cash deposits for small amounts that, in the aggregate, add up to a relevant sum; a single client holding numerous accounts that, in the aggregate, hold relevant sums inconsistent with such client’s declared business; transfers of funds for amounts inconsistent with the client’s business or usual kind of transaction; accounts with several authorized signatories that hold no apparent relation (in particular when domiciled or acting off-shore or in tax havens); clients that unexpectedly cancel loans; frequent cash deposits or withdrawals for relevant amounts without commercial justification.

Starting on August 19, 2011, financial institutions and foreign exchange entities are required to adopt a money laundering and terrorist financing prevention policy, consisting mainly in conducting an exhaustive analysis and recording of all transactions involving them. In this respect, financial entities are responsible for, among others, implementing a prevention manual describing the mechanisms and procedures to be observed in their practice, organizing periodic training activities for their employees, implementing periodic audits, preparing an analysis and risk management record of unusual and suspicious transactions detected, appointing a member of the board of directors as the compliance officer, implementing measures aimed at consolidating all transactions conducted with customers into an electronic file and developing technological tools to examine or monitor certain behaviors and detect suspicious transactions, requesting information and, if applicable, supporting documents from its customers, and also adopting reinforced identification methods applicable to customers with specific features as provided by applicable regulations.

The guidelines issued by the Central Bank to detect unusual or suspected money laundering or terrorist financing transactions require the reporting of unusual transactions, based on the resources of the entity subject to the reporting obligation and on the type of analysis performed. In particular, the following special circumstances, among others, shall be considered: (a) if the amount, type, frequency and nature of a transaction made by a customer bears no relationship to such customer’s previous history and financial activity; (b) amounts that are unusually high or transactions that are of a complexity and type not usual for the relevant customer; (c) if a customer refuses to provide information or documents required by the entity or the information furnished is found to have been altered; (d) if a customer fails to comply with any applicable regulation; (e) if a customer appears to show an unusual disregard for risks it may be assuming and/or costs involved in the transactions, and this is incompatible with the customer’s financial profile; (f) if a country or jurisdiction that are considered “tax havens” or have been identified as non cooperative by the Financial Action Task Force (“FATF”) are involved;(g) if a same address appears registered for different legal entities or the same natural persons have been empowered by and/or act as attorneys-in-fact for different legal entities and such circumstance is not justified by any financial or legal reason, in particular taking into account whether any such companies or entities are located in “tax havens” and their main business involves off-shore transactions; (h) if transactions of a similar nature, amount, type or which are conducted simultaneously, it may be presumed that a single transaction has been split into several for the purpose of avoiding the application of transaction detection and/or reporting procedures; (i) if continued profits or losses are derived from transactions repeatedly conducted between the same parties; or (j) if certain signs suggest an illegal source, handling or use of funds involved in the transactions, and the entity subject to the legal obligation does not have any explanation for this.

In the context of the capital markets, in addition to the Money Laundering Law, any individual and/or legal entity authorized to act as agent, broker-dealer, agent of the MAE, futures and options broker, manager of mutual funds or intermediary for the purchase, lease or loan of securities acting in stock exchanges, with or without follower markets, shall observe the provisions of UIF Resolution No. 229/2011 (the “Resolution 229 Regulated Entities”), notwithstanding any other regulations issued by the CNV on this matter.

On January 21, 2009, the CNV issued General Resolution No. 547 (hereinafter the “Resolution 547”), replacing Chapter XXII (Prevention of Money Laundering and terrorism financing) with “Chapter XXII—Prevention of Money Laundering and the Financing of Terrorism,” of the CNV regulations (which were later amended by CNV General Resolution 602/2012). CNV regulations provide that Resolution 229 Regulated Entities, the entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, and other entities must comply with the standards set by the UIF. In particular, they must comply with the obligations regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations and policies and procedures to prevent money laundering and financing of terrorism. With respect to issuers, CNV regulations provide that any entity performing significant capital contributions or loans must be identified as to whether or not it is a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

Furthermore, the CNV, by Resolution No. 602/2012, established that the abovementioned entities shall only be able to carry out any transactions therein contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States not included in the tax haven list contained in Executive Decree No. 1037/00.

In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Argentine Law No. 26,683. Under this law, money laundering is a crime per se, and laundering one’s own money is also penalized. Also, this law extends reporting duties to certain members of the private sector who were formerly not under such an obligation, and extends the period during which suspicious activities or transactions must be reported from 30 to 150 days, in order to give private entities an opportunity to examine such activities or transactions in greater detail before reporting them to the enforcement authorities.

For a more thorough analysis of money laundering regulations in effect as of the date of this document, investors are advised to consult with their own legal counsel and to read Title XIII, Second Book of the Argentine Criminal Code and any regulations issued by the UIF in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance www.infoleg.gov.ar, the UIF, www.uif.gob.ar, or the CNV, www.cnv.gob.ar.

C. Organizational Structure

Subsidiaries

We have six subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Banco Privado, our retail banking subsidiary (iii) Macro Bank Limited, our subsidiary in the Bahamas through which we provide primarily private banking services; (iv) Macro Securities S.A. Sociedad de Bolsa, which is a member of the BCBA, and through which we provide investment research, securities trading and custodial services to our customers; (v) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (vi) Macro Fondos S.G.F.C.I.S.A., an asset management subsidiary.

Subsidiary	Banco Macro S.A.’s direct and indirect equity interest Percentage of Capital Stock and possible votes
Banco del Tucumán S.A. (1)	89.932%
Banco Privado de Inversiones S.A. (1)	99.994%
Macro Bank Limited (2)(3)	99.999%
Macro Securities S.A. Sociedad de Bolsa (1)	99.921%
Macro Fiducia S.A. (1)	98.605%
Macro Fondos S.G.F.C.I. S.A. (1)	99.936%

(1)	Country of residence: Argentina
(2)	Country of residence: Bahamas
(3)	Consolidates with Sud Asesores (ROU) S.A. (100% of capital stock and voting rights)

D. Property, plants and equipment

Property

We own 23,746 square meters of office space at Sarmiento 341-355, 401-447, 731-735 and Suipacha 555, in Buenos Aires, Argentina, where the headquarters for our management, accounting, administrative and investor relations personnel are located. As of December 31, 2011 our branch network consisted of 414 branches in Argentina, of which 206 were leased properties.

In 2011 we acquired from the Government of the City of Buenos Aires a property located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps. 110 million.

The Bank intends to build its new corporate offices on this site. Construction is expected to begin in 2012, and the estimated completion term is four years. The new corporate tower will be designed taking full advantage of natural light, using materials that do not adversely affect the environment and with an efficient use of the available energy. It will be built in compliance with the Leed International Sustainability Standards of the “US Green Building Council”.

The building will have an area of 52,700 square meters and the Bank estimates that its construction will require an investment of approximately US$ 135.6 million.

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as Item 5. “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 32 to the consolidated financial statements for the three years ended on December 31, 2011 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2009, 2010 and 2011.

	Years ended December 31,
	2009			2010			2011
	Average Balance	Interest Earned/(Paid)	Average Nominal Rate	Average Balance	Interest Earned/(Paid)	Average Nominal Rate	Average Balance	Interest Earned/(Paid)	Average Nominal Rate
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (1)
Pesos	5,124,739	785,628	15.33%	5,366,274	853,997	15.91%	3,370,212	428,324	12.71%
Dollars	486,811	420,898	86,46%	378,908	72,942	19.25%	282,596	10,168	3.60%
Total	5,611,550	1,206,526	21.50%	5,745,182	926,939	16.13%	3,652,808	438,492	12.00%

Loans
Private and financial Sector
Pesos	8,633,930	2,008,428	23.26%	10,589,164	2,256,182	21.31%	16,961,109	3,641,606	21.47%
Dollars	2,225,961	189,730	8.52%	2,062,237	113,549	5.51%	2,658,945	110,482	4.16%
Total	10,859,891	2,198,158	20.24%	12,651,401	2,369,731	18.73%	19,620,054	3,752,088	19.12%

Public Sector
Pesos	302,441	24,197	8.00%	289,576	118,618	40.96%	355,243	22,813	6.42%
Total	302,441	24,197	8.00%	289,576	118,618	40.96%	355,243	22,813	6.42%

Other assets
Pesos	1,075,212	194,537	18.09%	763,631	82,886	10.85%	920,941	126,023	13.68%
Dollars	1,118,378	87,515	7.83%	2,475,530	57,598	2.33%	2,730,416	34,978	1.28%
Total	2,193,590	282,052	12.86%	3,239,161	140,484	4.34%	3,651,357	161,001	4.41%

Total interest-earning assets
Pesos	15,136,322	3,012,790	19.90%	17,008,645	3,311,683	19.47%	21,607,505	4,218,766	19.52%
Dollars	3,831,150	698,143	18.22%	4,916,675	244,089	4.96%	5,671,957	155,628	2.74%
Total	18,967,472	3,710,933	19.56%	21,925,320	3,555,772	16.22%	27,279,462	4,374,394	16.04%

Non interest-earning assets
Cash and due from banks
Pesos	687,021			996,459			1,482,954
Dollars	513,818			617,398			619,348
Euros	11,312			25,449			16,813
Other	1,045			1,697			2,277
Total	1,213,196			1,641,003			2,121,392

Investments in other companies
Pesos	9,755			9,295			9,218
Dollars	1,015			1,170			1,039
Total	10,770			10,465			10,257

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	763,325			798,390			1,051,922
Total	763,325			798,390			1,051,922

Allowance for loan losses
Pesos	(367,163)			(368,458)			(452,770)
Dollars	(59,278)			(60,874)			(52,351)
Total	(426,441)			(429,332)			(505,121)

Other assets
Pesos	1,942,877			2,440,742			3,017,634
Dollars	1,492,830			1,625,358			1,930,434
Euros	38			66,344			136,479
Total	3,435,745			4,132,444			5,084,547

Total non interest-earning assets
Pesos	3,035,815			3,876,428			5,108,958
Dollars	1,948,385			2,183,052			2,498,470
Euros	11,350			91,793			153,292
Other	1,045			1,697			2,277
Total	4,996,595			6,152,970			7,762,997

TOTAL ASSETS
Pesos	18,172,137			20,885,073			26,716,463
Dollars	5,779,535			7,099,727			8,170,427
Euros	11,350			91,793			153,292
Other	1,045			1,697			2,277
Total	23,964,067			28,078,290			35,042,459

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,842,075	31,500	1.11%	2,969,340	22,594	0.76%	3,535,983	24,532	0.69%
Dollars	863,593	2,017	0.23%	908,486	1,118	0.12%	1,058,795	855	0.08%
Total	3,705,668	33,517	0.90%	3,877,826	23,712	0.61%	4,594,778	25,387	0.55%

Time deposits
Pesos	7,446,052	1,079,924	14.50%	8,944,481	929,682	10.39%	10,817,929	1,212,458	11.21%
Dollars	2,648,975	68,260	2.58%	2,646,095	26,803	1.01%	2,614,070	15,253	0.58%
Total	10,095,027	1,148,184	11.37%	11,590,576	956,485	8.25%	13,431,999	1,227,711	9.14%

Borrowing from the Central Bank
Pesos	31,942	1,856	5.81%	—	—	0.00%	379	39	10.29%
Total	31,942	1,856	5.81%	—	—	0.00%	379	39	10.29%

Borrowings from other financial institutions
Pesos	99,791	9,269	9.29%	139,226	15,888	11.41%	185,861	18,273	9.83%
Dollars	217,477	17,190	7.90%	50,060	1,837	3.67%	106,366	1,715	1.61%
Total	317,268	26,459	8.34%	189,286	17,725	9.36%	292,227	19,988	6.84%

Corporate Bonds
Pesos	238,250	25,631	10.76%	197,392	21,236	10.76%	197,066	21,185	10.75%
Dollars	965,017	89,439	9.27%	1,003,112	92,843	9.26%	1,058,971	98,074	9.26%
Total	1,203,267	115,070	9.56%	1,200,504	114,079	9.50%	1,256,037	119,259	9.49%

Other liabilities
Pesos	72,774	2,911	4.00%	—	—	0.00%	—	—	0.00%
Dollars	—	—	0.00%	—	—	0.00%	—	—	0.00%
Total	72,774	2,911	4.00%	—	—	0.00%	—	—	0.00%

Total Interest-bearing liabilities
Pesos	10,730,884	1,151,091	10.73%	12,250,439	989,400	8.08%	14,737,218	1,276,487	8.66%
Dollars	4,695,062	176,906	3.77%	4,607,753	122,601	2.66%	4,838,202	115,897	2.40%
Total	15,425,946	1,327,997	8.61%	16,858,192	1,112,001	6.60%	19,575,420	1,392,384	7.11%

Non-interest bearing liabilities and Shareholders’ equity
Demand deposits
Pesos	3,930,465			5,606,430			7,920,365
Dollars	17,092			213,440			933,780
Total	3,947,557			5,819,870			8,854,145

Other liabilities
Pesos	1,041,313			1,113,739			1,448,142
Dollars	464,579			452,516			592,532
Euros	10,944			76,209			138,298
Other	61			294			360
Total	1,516,897			1,642,758			2,179,332

Minority Interest
Pesos	17,931			24,289			32,824
Total	17,931			24,289			32,824

Shareholders’ equity
Pesos	3,055,736			3,733,181			4,400,739
Total	3,055,736			3,733,181			4,400,739

Total non–interest bearing liabilities and shareholders’ equity
Pesos	8,045,445			10,477,639			13,802,070
Dollars	481,671			665,956			1,526,312
Euros	10,944			76,209			138,298
Other	61			294			360
Total	8,538,121			11,220,098			15,467,039

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	18,776,329			22,728,078			28,539,288
Dollars	5,176,733			5,273,709			6,364,514
Euros	10,944			76,209			138,298
Other	61			294			360
Total	23,964,067			28,078,290			35,042,459

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008; for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009; and for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010.

	December 2009/December 2008 Increase (Decrease) Due to Changes in			December 2010/December 2009 Increase (Decrease) Due to Changes in			December 2011/December 2010 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS Interest-earning assets

Government securities
Pesos	119,295	126,031	245,326	38,438	29,931	68,369	(253,682)	(171,991)	(425,673)
Dollars	234,376	192,307	426,683	(20,772)	(327,184)	(347,956)	(3,465)	(59,309)	(62,774)

Total	353,671	318,338	672,009	17,666	(297,253)	(279,587)	(257,147)	(231,300)	(488,447)

Loans
Private and financial sector
Pesos	18,838	202,982	221,820	416,592	(168,838)	247,754	1,368,078	17,346	1,385,424
Dollars	34,483	11,331	45,814	(9,015)	(67,166)	(76,181)	24,794	(27,861)	(3,067)

Total	53,321	214,313	267,634	407,577	(236,004)	171,573	1,392,872	(10,515)	1,382,357

Public sector
Pesos	(36,236)	22,375	(13,861)	(5,270)	99,691	94,421	4,217	(100,022)	(95,805)
Dollars

Total	(36,236)	22,375	(13,861)	(5,270)	99,691	94,421	4,217	(100,022)	(95,805)

Deposits with the Central Bank
Pesos	—	(9,386)	(9,386)	—	—	—	—	—	—
Dollars	—	(4,998)	(4,998)	—	—	—	—	—	—

Total	—	(14,384)	(14,384)	—	—	—	—	—	—

Other assets
Pesos	(551)	21,007	20,456	(33,820)	(77,831)	(111,651)	21,527	21,610	43,137
Dollars	45,319	(4,675)	40,644	31,577	(61,494)	(29,917)	3,265	(25,885)	(22,620)

Total	44,768	16,332	61,100	(2,243)	(139,325)	(141,568)	24,792	(4,275)	20,517

Total interest-earning assets
Pesos	101,346	363,009	464,355	415,940	(117,047)	298,893	1,140,140	(233,057)	907,083
Dollars	314,178	193,965	508,143	1,790	(455,844)	(454,054)	24,594	(113,055)	(88,461)
Total	415,524	556,974	972,498	417,730	(572,891)	(155,161)	1,164,734	(346,112)	818,622

LIABILITIES
Interest-bearing liabilities

Savings accounts
Pesos	212	1,780	1,992	968	(9,874)	(8,906)	3,931	(1,993)	1,938
Dollars	962	(1,679)	(717)	55	(954)	(899)	121	(384)	(263)

Total	1,174	101	1,275	1,023	(10,828)	(9,805)	4,052	(2,377)	1,675

Time deposits
Pesos	129,075	77,062	206,137	155,745	(305,987)	(150,242)	209,973	72,803	282,776
Dollars	24,002	(19,712)	4,290	(29)	(41,428)	(41,457)	(187)	(11,363)	(11,550)

Total	153,077	57,350	210,427	155,716	(347,415)	(191,699)	209,786	61,440	(271,226)

Borrowings from the Central Bank
Pesos	(17,350)	(14,507)	(31,857)	—	(1,856)	(1,856)	39	—	39
Dollars				—	—	—	—	—	—
Total	(17,350)	(14,507)	(31,857)	—	(1,856)	(1,856)	39	—	39

Borrowings from other financial institutions
Pesos	(2,053)	(525)	(2,578)	4,500	2,119	6,619	4,585	(2,200)	2,385
Dollars	(5,548)	3,199	(2,349)	(6,144)	(9,209)	(15,353)	908	(1,030)	(122)

Total	(7,601)	2,674	(4,927)	(1,644)	(7,090)	(8,734)	5,493	(3,230)	(2,263)

Corporate Bonds
Pesos	(7,640)	(784)	(8,424)	(4,396)	1	(4,395)	(35)	(16)	(51)
Dollars	4,636	892	5,528	3,526	(122)	3,404	5,173	58	5,231

Total	(3,004)	108	(2,896)	(870)	(121)	(991)	5,138	42	5,180

Other liabilities
Pesos	(15,126)	(11,491)	(26,617)	—	(2,911)	(2,911)	—	—	—
Dollars		(3,183)	(3,183)	—	—	—	—	—	—

Total	(15,126)	(14,674)	(29,800)	—	(2,911)	(2,911)	—	—	—

Total interest-bearing liabilities
Pesos	87,118	51,535	138,653	156,817	(318,508)	(161,691)	218,493	68,594	287,087
Dollars	24,052	(20,483)	3,569	(2,592)	(51,713)	(54,305)	6,015	(12,719)	(6,704)

Total	111,170	31,052	142,222	154,225	(370,221)	(215,996)	224,508	55,875	280,383

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2009	2010	2011
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	15,136,322	17,008,645	21,607,505
Dollars	3,831,150	4,916,675	5,671,957
Total	18,967,472	21,925,320	27,279,462
Net interest income (1)
Pesos	1,861,699	2,322,283	2,942,279
Dollars	521,237	121,488	39,731
Total	2,382,936	2,443,771	2,982,010
Net interest margin (2)
Pesos	12.30%	13.65%	13.62%
Dollars	13.61%	2.47%	0.70%
Weighted average rate	12.56%	11.15%	10.93%
Yield spread nominal basis (3)
Pesos	9.18%	11.39%	10.86%
Dollars	14.45%	2.30%	0.34%
Weighted average rate	10.96%	9.62%	8.93%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities and from foreign exchange transactions are included in interest.
(2)	Net interest income (including income from government and private securities and from foreign exchange transactions) divided by average interest-earning assets.
(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2009, 2010 and 2011. Securities are stated before deduction of allowances.

	As of December 31,
	2009	2010	2011
	(in thousands of pesos)
Government Securities
In Pesos:
Holdings in Special Investment Accounts
Federal Government bonds at 2%—Maturity: 2014	222,169	—	—
Federal Government bonds at Badlar Private + 2.75%—Maturity: 2014	191,384	—	—
Secured bonds under Presidential Decree No. 1,579/02	178,979	—	—
Discount bonds—Maturity: 2033	18,207	—	—
Consolidation bonds—sixth series– Maturity: 2024	5,350	—	—

Subtotal Holdings in Special Investment Accounts	616,089	—	—

Government Securities at market value
Federal Government bonds at Badlar Private +2.75%—Maturity: 2014	1,464	200,925	196,511
Secured bonds under Presidential Decree. 1,579/02	1,433	40,988	173,871
Discount bonds—Maturity: 2033	9,752	6,956	133,624
Federal Government bonds at Badlar Private + 3.50%—Maturity: 2013	44,541	46,350	46,062
Consolidation bonds of social securities payables—Fourth Series	7,525	7,029	8,740
Federal Government bonds at variable rate—Maturity: 2013	9,738	7,523	5,121
Federal Government bonds at 2%—Maturity: 2014	6,579	3,674	3,683
Consolidation bonds—sixth series- Maturity: 2024	382	645	2,304
Par bonds at variable rate—Maturity: 2038	261	519	1,072
Others	2,521	2,293	1,344

Subtotal Government Securities at market value	84,196	316,902	572,332

Government Securities at amortized cost
Province of Buenos Aires treasury bills—Maturity: 06-07-2012	—	—	51,911
Province of Buenos Aires treasury bills—Maturity: 02-16-2012	—	—	51,705
Province of Tucumán bonds – first Series—Maturity: 2018	1,984	1,565	2,846
Province of Buenos Aires Treasury Bills—Maturity: 03-31-2011	—	50,084	—
Province of Buenos Aires Treasury Bills—Maturity: 01-27-2011	—	49,575	—
Others	206	3	—

Subtotal Government Securities at amortized cost	2,190	101,227	106,462

Instruments Issued by Central Bank of Argentina
Listed Central Bank bills and notes (Lebacs/Nobacs)	264,485	681,949	39,455
Unlisted Central Bank bills and notes (Lebacs/Nobacs)	4,371,284	3,167,344	246,236

Subtotal Instruments Issued by Central Bank	4,635,769	3,849,293	285,691

Securities under repurchase agreements
Unlisted Central Bank External bills and notes (Lebacs/Nobacs)	14,652	148,959	932,367
Listed Central Bank External bills and notes (Lebacs/Nobacs)	—	7,514	85,813
GDP—Related Securities—Maturity: 2035	—	149	46,936
Federal government bonds at Badlar Private +2.75%—Maturity: 2014	—	990	30,740

Discount bonds—Maturity: 2033	—	4,797	30,231
Secured bonds under Presidential Decree No. 1,579/02	—	—	12,585
Consolidation bonds—sixth series—Maturity: 2024	—	18,518	8,458
Federal government bonds at Badlar Private +3%—Maturity: 2015		—	6,171

Subtotal Securities under repurchase agreements	14,652	180,927	1,153,301
Total Government Securities in pesos	5,352,896	4,448,349	2,111,786

In Foreign Currency:
Holdings in Special Investment Accounts
Federal Government bonds at 7%—Maturity: 2015	38,881	—	—
Federal Government bonds at Libor—Maturity: 2012	1,784	—	—
Federal Government bonds at Libor—Maturity: 2013	562	—	—
Par bonds at variable rate—Maturity: 2038 (governed by Argentine legislation)	1,594	—	—
Par bonds at variable rate—Maturity: 2038 (Governed by New York State legislation)	461	—	—

Subtotal Holdings in Special Investment Accounts	43,282	—	—

Government Securities at market value
Treasury Bills—Maturity: 04-19-12	—	—	215,147
Federal Government bonds at Libor—Maturity: 2012	52,874	42,466	21,117
Debt securities at 12% Córdoba Province—Maturity: 2017	19,160	17,498	16,275
Federal government bonds at 7%—Maturity: 2017	—	1,026	2,934
Federal Government bonds at 7%—Maturity: 2015	1,544	1,640	633
Argentine Republic Global International Bonds—Maturity: 2017	—	32	34
Federal Government bonds at Libor—Maturity: 2013	345	1,113	23
Others	380,171	198,822	2

Subtotal Government Securities at market value	454,094	262,597	256,165

Government Securities at amortized cost
Province of Tucuman bonds—second series at 9.45%—Maturity: 2015	3,820	2,455	6,425

Subtotal Government Securities at amortized cost	3,820	2,455	6,425

Securities under repurchase agreements

Federal Government bonds at 7%—Maturity: 2013	—	2,299,088	1,992,625
Federal Government bonds at 7%—Maturity: 2017	1,046,220	—	—
Subtotal Securities under repurchase agreements	1,046,220	2,299,088	1,992,625

Total Government Securities in foreign currency	1,547,416	2,564,140	2,255,215

Total Government Securities	6,900,312	7,012,489	4,373,001

Investments in Listed Private Securities
In Pesos:
Mutual Funds	31,469	19,886	10,607
Shares	—	—	11,359
Others	1	—	—
In Foreign Currency:
Corporate Bonds	43,047	—	—
Mutual Funds	6,359	9,553	9,055
Shares	—	17,588	12,502

Subtotal Private securities	80,876	47,027	43,523

Total Government and Private Securities	6,981,188	7,059,516	4,416,524

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (1)	343,070	247,341	237,811
Debt Securities in Financial Trusts	123,862	148,226	229,112
Corporate Bonds (2)	9,099	6,194	2,244
In Foreign Currency:
Certificates of Participation in Financial Trusts (1)	47,094	104,342	112,935
Debt Securities in Financial Trust	82,925	112,233	48,905
Corporate Bonds (2)	71,647	273,112	311,412

Subtotal Investments in Unlisted Private Securities	677,697	891,448	942,419

Total Government and Private Securities	7,658,885	7,950,964	5,358,943

(1)	The Bank booked allowances for impairment in value amounting to Ps.232,512 thousand, Ps.231,184 thousand and Ps.224,193 thousand as of December 31, 2011, 2010 and 2009, respectively.
(2)	The Bank booked allowances for impairment in value amounting to Ps.3,346 thousand, Ps. 3,003 thousand and Ps.1,017 thousand thousand as of December 31, 2011, 2010 and 2009, respectively.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2011 in accordance with issuance terms (before allowances).

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value (in thousands of pesos)
In Pesos:
Government Securities at market value
Federal Government bonds at Badlar Private + 2.75%—Maturity: 2014	—	196,511	—	—	—	196,511

Secured Bonds under Presidential Decree 1,579/02	19,934	115,508	38,429	—	—	173,871
Discount bonds – Maturity: 2033	—	—	—	133,624	—	133,624
Federal Government bonds at Badlar Private + 3.50% – Maturity: 2013	—	46,062	—	—	—	46,062
Consolidation bonds of social security – Fourth series	3,607	5,133	—	—	—	8,740
Federal Government bonds at variable rate- Maturity: 2013	2,560	2,561	—	—	—	5,121
Federal Government bonds at 2%— Maturity: 2014	1,228	2,455	—	—	—	3,683
Consolidation bonds – sixth series – Maturity: 2024	—	631	1,147	526	—	2,304
Par bonds at variable rate – Maturity: 2038	—	—	—	1,072	—	1,072
Others	347	919	1	77	—	1,344

Government Securities at amortized cost
Province of Buenos Aires treasury bills– Maturity: 06-07-2012	51,911	—	—	—	—	51,911
Province of Buenos Aires treasury bills – Maturity: 02-16-2012	51,705	—	—	—	—	51,705
Province of Tucuman bonds —First series- Maturity: 2018	326	1,891	629	—	—	2,846

Instruments issued by Central Bank of Argentina (1)
Listed Central Bank bills and notes (Lebacs/Nobacs)	39,455	—	—	—	—	39,455
Unlisted Central Bank bills and notes (Lebacs/Nobacs)	246,236	—	—	—	—	246,236

Securities under repurchase agreement

Listed Central Bank bills and notes (Lebacs/Nobacs)	932,367	—	—	—	—	932,367
Unlisted Central Bank bills and notes (Lebacs/Nobacs)	85,813	—	—	—	—	85,813
GDP – Related Securities – Maturity: 2035	46,936	—	—	—	—	46,936
Federal Government bonds at Badlar Private + 2.75%—Maturity: 2014	30,740	—	—	—	—	30,740
Discount bonds – Maturity: 2033	30,231	—	—	—	—	30,231
Secured bonds under Presidential Decree No. 1,579/02	12,585	—			—	12,585
Consolidated bonds – sixth series – Maturity: 2024	8,458	—	—	—	—	8,458
Federal Government bonds at Badlar Private +3%—Maturity: 2015	6,171	—	—	—	—	6,171

Total Government Securities in pesos	1,570,610	371,671	40,206	135,299	—	2,117,786

In Foreign Currency:
Government Securities at market value
Treasury bills- Maturity: 04-09-2012	215,147	—	—	—	—	215,147
Federal Government bonds at Libor —Maturity: 2012	21,117	—	—	—	—	21,117
Debt Securities at 12% Córdoba Province – Maturity: 2017	2,713	10,849	2,713	—	—	16,275
Federal Government bonds at 7% – Maturity: 2017	—	—	2,934	—	—	2,934
Federal Government bonds at 7%—Maturity: 2015	—	633	—	—	—	633
Argentine Republic Global International bonds- Maturity: 2017	—	—	34	—	—	34
Federal Government bonds at Libor – Maturity: 2013	12	11	—	—	—	23
Others	—	1	—	1	—	2

Government Securities at amortized cost
Province of Tucumán bonds – Second series at 9.45%—Maturity: 2015	1,606	4,819	—	—	—	6,425

Securities under repurchase agreement

Federal Government bonds at 7%—Maturity: 2013	1,992,625	—	—	—	—	1,992,625

Total Government Securities in foreign currency	2,233,220	16,313	5,681	1	—	2,255,215
Total Government Securities	3,803,830	387,984	45,887	135,300	—	4,373,001

Private Securities

Investment in Listed Private Sector
In pesos:
Mutual Funds	10,607	—	—	—	—	10,607
Shares	—	—	—	—	11,359	11,359

In Foreign Currency
Mutual Funds	9,055	—	—	—	—	9,055
Shares	—	—	—	—	12,502	12,502

Investments in Unlisted Private Securities
In Pesos:
Certificates of participation in financial Trusts (2)	3,257	6,958	—	3,764	223,832	237,811
Debt Securities in Financial Trust	109,257	119,855	—	—	—	229,112
Corporate Bonds (3)	2,054	—	—	—	190	2,244
In foreign currency:				—	—
Certificates of participation in financial Trusts (2)	—	112,935	—	—	—	112,935
Debt Securities in Financial Trust	26,016	11,814	11,075	—	—	48,905
Corporate Bonds (3)	189,891	99,337	22,184	—	—	311,412

Total Private Securities	350,137	350,899	33,259	3,764	247,883	985,942

(1)	As of December 31, 2011, “Instruments Issued by the Central Bank” included Ps. 499 thousand to fall due in 30 days, Ps.8,279 thousand to fall due in 60 days, Ps.271,087 thousand to fall due in 90 days and Ps. 5,826 thousand to fall due in 120 days.
(2)	The Bank booked allowances for impairment in value amounting to Ps.232,512 thousand as of December 31, 2011.
(3)	The Bank booked allowances for impairment in value amounting to Ps. 3,346 thousand as of December 31, 2011.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2007, 2008, 2009, 2010 and 2011.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands of pesos)
To the non-financial government sector	732,481	744,507	206,484	336,430	336,189
To the financial sector (1)	161,702	80,423	90,916	155,701	343,282
To the non-financial private sector and foreign residents
Overdrafts (2)	1,375,075	1,556,433	1,436,292	2,032,986	2,712,718
Documents (3)	1,213,669	1,348,585	1,412,551	1,805,226	3,178,058
Mortgages loans	619,781	738,592	746,762	902,734	1,142,944
Pledged loans (4)	347,989	339,895	262,508	347,321	667,102
Consumer loans (5)	3,929,579	4,675,543	4,956,690	7,355,625	12,092,079
Other loans	1,718,978	2,071,927	2,271,756	3,302,223	4,158,915
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	153,902	195,026	182,168	216,888	360,245
Less: Unposted payments	(69)	(29)	(29)	—	—
Less: Unearned discounts	(23,248)	(32,596)	(21,246)	(30,121)	(74,050)
Less: Allowances	(220,422)	(438,348)	(448,045)	(514,910)	(599,224)
Total Loans	10,009,417	11,279,958	11,096,807	15,910,103	24,318,258

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdraft lines of credit resulting from checking accounts.
(3)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligator is part of the non-financial private sector.
(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2011 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2011	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of pesos, except percentages)
To the non-financial government sector	336,189	32,288	39,580	264,321
To the financial sector (1)	343,282	318,461	24,821
To the non-financial private sector and foreign residents
Overdrafts (2)	2,800,359	2,800,358	1	—
Documents (3)	3,162,319	3,047,927	97,003	17,389
Mortgages loans	1,169,904	314,062	657,732	198,110
Pledged loans (4)	685,078	282,546	402,532
Consumer loans (5)	12,188,775	5,566,424	6,206,104	416,247
Other loans	4,231,576	3,308,002	830,187	93,387
Total Loans	24,917,482	15,670,068	8,257,960	989,454
Percentage of total loan portfolio	100%	63%	33%	4%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non- financial private sector.
(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
Loan Portfolio	2007		2008		2009		2010		2011
	(in thousands of pesos, except percentages)
Categories
1 – Normal situation/ Performing	9,927,876	97.05%	11,292,176	96.36%	10,963,274	94.96%	15,946,416	97.09%	24,360,917	97.78%
2 – Subject to special monitoring –in observation- in negotiation or with rollover agreement/ Low risk	143,128	1.40%	117,023	1.00%	206,477	1.79%	132,797	0.81%	180,080	0.72%
3 – Troubled/Medium risk	52,059	0.51%	86,288	0.74%	130,649	1.13%	73,403	0.45%	155,686	0.62%
4 – With high risk of insolvency/ High risk	62,856	0.61%	172,950	1.48%	188,058	1.63%	161,072	0.98%	155,612	0.62%
5 – Irrecoverable	36,526	0.36%	48,434	0.41%	55,996	0.49%	110,914	0.67%	64,797	0.26%
6 – Irrecoverable according to Central Bank’s Rules	7,394	0.07%	1,435	0.01%	398	0.00%	411	0.00%	390	0.0%

Total Loans	10,229,839	100.00%	11,718,306	100.00%	11,544,852	100.00%	16,425,013	100.00%	24,917,482	100.00%

For the explanation of each category please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Debt classification and loan loss provisions”.

Non-performing Loans

The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2007	2008	2009	2010	2011
	(in thousands of pesos)
With preferred guarantees	27,657	31,627	42,904	43,221	37,419
Unsecured	131,178	277,480	332,197	302,579	339,066
Total non-performing loans	158,835	309,107	375,101	345,800	376,485

For additional information on non-accrual loans, past due loans and restructured loans please see note 32.4.c) and d) to our audited consolidated financial statement for the year ended December 31, 2011.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2007, 2008, 2009, 2010 and 2011:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of pesos)
Balance at the beginning of the year	208,581	220,422	438,348	448,045	514,910
Provisions for loan losses	93,498	314,532	187,648	254,010	290,651
Charge off (1)	(81,657)	(96,606)	(177,951)	(187,145)	(206,337)
Overdrafts	(13,889)	(9,314)	(32,519)	(14,857)	(11,793)
Personal loans	(10,929)	(47,527)	(99,192)	(98,305)	(92,293)
Credit Cards	(5,751)	(12,134)	(16,892)	(35,756)	(18,916)
Mortgage loans	(8,071)	(5,087)	(5,096)	(4,337)	(2,999)
Pledged loans	(674)	(2,686)	(1,341)	(911)	(2,945)
Documents	(6,931)	(5,296)	(14,171)	(7,523)	(4,703)
Other	(35,412)	(14,562)	(8,740)	(25,456)	(72,688)
Balance at the end of year	220,422	438,348	448,045	514,910	599,224
Charge-off/average loans (1)	1.18%	0.87%	1.59%	1.45%	1.03%

(1)	Charge-off includes reversals.

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

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011.

	As of December 31,
	2007		2008		2009		2010		2011
	(in thousands of pesos, except percentages)
Overdrafts	25,510	11.57%	64,107	14.62%	37,242	8.31%	37,757	7.33%	59,136	9.87%
Documents	23,215	10.53%	42,003	9.58%	32,825	7.33%	31,403	6.10%	49,061	8.19%
Mortgage loans	20,210	9.17%	26,378	6.02%	24,422	5.45%	24,016	4.66%	25,800	4.31%
Pledged loans	8,608	3.91%	9,512	2.17%	9,664	2.16%	10,971	2.13%	13,075	2.18%
Personal loans	70,375	31.93%	174,398	39.79%	195,643	43.67%	215,530	41.86%	274,935	45.88%
Credit cards	17,658	8.01%	34,281	7.82%	33,915	7.57%	53,751	10.44%	76,952	12.84%
Other loans	54,846	24.88%	87,669	20.00%	114,334	25.52%	141,482	27.48%	100,265	16.73%
TOTAL	220,422	100.00%	438,348	100.00%	448,045	100.00%	514,910	100.00%	599,224	100%

Loans by economic activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2007, 2008, 2009, 2010 and 2011.

	As of December 31,
	2007		2008		2009		2010		2011
	(in thousands of pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Retail Loans	3,410,359	33.34%	4,023,725	34.34%	4,403,933	38.15%	6, 512,629	39.65%	10,611,776	42.59%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	1,050,102	10.27%	1,538,027	13.12%	1,910,164	16.55%	2,286,297	13.92%	3,201,824	12.85%
Construction	411,725	4.02%	563,526	4.81%	1,112,702	9.64%	1,009,744	6.15%	1,456,323	5.84%

Other services	970,585	9.49%	852,658	7.28%	858,936	7.44%	1,281,916	7.80%	1,808,807	7.26%
Retail and consumer products	703,063	6.87%	831,741	7.10%	747,897	6.48%	1,140,019	6.94%	1.840.756	7.39%
Foodstuff and beverages	700,917	6.85%	521,849	4.45%	637,814	5.52%	917,874	5.59%	1.178.894	4.73%

Financial Services	408,002	3.99%	289,450	2.47%	290,331	2.51%	387,074	2.36%	691.460	2.77%
Governmental services	861,852	8.42%	886,749	7.57%	258,784	2.24%	418,026	2.55%	480,892	1.93%
Real estate, business and leases	59,512	0.58%	267,604	2.28%	236,555	2.05%	357,865	2.18%	383,209	1.54%
Transportation, storage and communications	181,646	1.78%	263,999	2.25%	190,796	1.65%	488,356	2.97%	565,384	2.27%

Manufacturing and wholesales	166,169	1.62%	283,555	2.42%	140,620	1.22%	302,927	1.84%	603,487	2.42%

Chemicals	340,450	3.33%	608,157	5.19%	129,145	1.12%	455,313	2.77%	441,458	1.77%
Electricity, oil, water	74,256	0.73%	170,950	1.46%	75,095	0.65%	92,475	0.56%	190,792	0.77%
Hotels and restaurants	39,365	0.38%	32,325	0.28%	29,949	0.26%	27,866	0.17%	39,261	0.16%

Other	851,836	8.33%	583,991	4.98%	522,131	4.52%	746,632	4.55%	1,423,159	5.71%

Total Loans	10,229,839	100.00%	11,718,306	100.00%	11,544,852	100.00%	16,425,013	100.00%	24,917,482	100.00%

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009	2010	2011
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	3,929,402	5,606,395	7,920,297
Dollars	13,179	205,684	933,554

Total	3,942,581	5,812,079	8,853,851

Saving Accounts
Average
Pesos	2,842,075	2,969,340	3,535,983
Dollars	542,740	520,772	603,767

Total	3,384,815	3,490,112	4,139,750

Average nominal rate
Pesos	1.11%	0.76%	0.69%
Dollars	0.34%	0.17%	0.11%

Total	0.99%	0.67%	0.61%

Time Deposits
Average
Pesos	7,446,052	8,944,481	10,817,929
Dollars	2,337,132	2,343,123	2,346,928

Total	9,783,184	11,287,604	13,164,857

Average nominal rate
Pesos	14.50%	10.39%	11.21%
Dollars	2.75%	1.00%	0.56%

Total	11.70%	8.44%	9.31%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	1,063	35	68
Dollars	3,913	7,756	226

Total	4,976	7,791	294

Saving Accounts
Average
Dollars	320,853	387,714	455,028
Total	320,853	387,714	455,028

Average nominal rate
Dollars	0.05%	0.06%	0.04%
Total	0.05%	0.06%	0.04%

Time Deposits
Average
Dollars	311,843	302,972	267,142
Total	311,843	302,972	267,142

Average nominal rate
Dollars	1.28%	1.09%	0.82%
Total	1.28%	1.09%	0.82%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2011

The following table sets forth information regarding the maturity of our deposits at December 31, 2011.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of pesos)
Checking accounts	6,529,153	6,529,153	—	—	—
Savings accounts	6,450,361	6,450,361	—	—	—
Time deposits	14,909,443	12,724,462	1,394,207	788,654	2,120
Investment accounts	588,780	527,386	52,278	9,102	14
Other	689,341	676,090	607	12,644	—
Total Deposits	29,167,078	26,907,452	1,447,092	810,400	2,134

Maturity of deposits at December 31, 2011 of outstanding time deposits and investment accounts

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2011.

	Maturing
			After 3	After 6
		Within 3	but Within	but Within	After 12
	Total	Months	6 Months	12 Months	Months
	(in thousands of pesos)
Domestic bank offices	11,333,817	9,251,360	1,299,425	782,113	919
Foreign bank offices	176,656	155,575	21,081	—	—
Total	11,510,473	9,406,935	1,320,506	782,113	919

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2009	2010	2011
	(in thousands of pesos, except percentages)
Net income	751,930	1,010,430	1,176,097
Average total assets	23,964,067	28,078,290	35,042,459
Average shareholders’ equity	3,055,736	3,733,181	4,400,739
Shareholders’ equity at the end of the fiscal year	3,358,801	4,152,842	4,719,552
Net income as a percentage of:
Average total assets	3.14%	3.60%	3.36%
Average shareholders’ equity	24.61%	27.07%	26.72%
Declared cash dividends	208,070	505,312	—
Dividend payout ratio (1)	27.67%	50.01%	0.00%
Average shareholders’ equity as a percentage of Average Total Assets	12.75%	13.30%	12.56%

(1)	Declared cash dividends stated as percentage of net income.

Short-term borrowings

Our short-term borrowings totaled approximately of Ps. 1,048.7 million, Ps. 1,193.8 million and Ps. 1,789.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2009		2010		2011
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages)
Central Bank of the Argentine Republic:
Total amount outstanding at the end of the reported period	1,363	0.00%	1,452	0.01%	2,431	0.00%
Average during year (1)	1,590	0.00%	1,328	0.00%	1,714	0.03%
Maximum month-end balance	2,168		1,452		2,431
Banks and international organizations:
Total amount outstanding at the end of the reported period	227,214	7.78%	45,697	1.89%	155,583	2.12%
Average during year (1)	121,662	8.06%	40,378	2.17%	121,518	1.65%
Maximum month-end balance	227,214		53,640		156,870
Non-subordinated Corporate Bonds
Total amount outstanding at the end of the reported period	15,719	9.24%	16,393	9.22%	214,694	10.75%
Average during year (1)	14,797	9.30%	14,384	9.22%	162,816	9.76%
Maximum month-end balance	15,897		16,393		214,694
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	149,122	9.45%	34,893	9.14%	5,239	2.00%
Average during year (1)	64,430	9.11%	53,410	8.67%	30,620	8.68%
Maximum month-end balance	149,122		66,661		39,527
Other
Total amount outstanding at the end of the reported period	652,330	0.02%	1,093,308	0.01%	1,409,431	0.01%
Average during year (1)	620,873	0.02%	743,456	0.02%	1,081,962	0.01%
Maximum month-end balance	652,330		1,093,308		1,409,431
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	2,968	4.00%	2,100	4.00%	2,273	9.75%
Average during year (1)	9,762	4.00%	9,413	4.00%	9,664	9.75%
Maximum month-end balance	16,854		16,711		17,422
Total Short Term	1,048,716		1,193,843		1,789,651

(1)	Average balances are calculated from quarterly-end balances.

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

Figures are in thousands of pesos, except percentages.

	Remaining Maturity at December 31, 2011
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets:
Interest-bearing deposits in other banks	420,222	—	—	—	—	420,222
Government Securities (2)	3,803,830	387,984	45,887	135,300	—	4,373,001
Receivables from financial leases	133,485	195,790	3,152	—	—	332,427
Loans to non-financial government sector (1)	32,288	39,580	242,755	21,566	—	336,189
Loans to the private and financial sector (1)	15,637,780	8,218,380	639,948	85,185	—	24,581,293
Other assets	330,475	350,899	33,259	3,764	224,022	942,419
Total Interest-Earning Assets	20,358,080	9,192,633	965,001	245,815	224,022	30,985,551

Interest-bearing liabilities:
Checking	360,333	—	—	—	—	360,333
Savings accounts	6,450,361	—	—	—	—	6,450,361
Time deposits	14,907,323	2,120	—	—	—	14,909,443
Investment accounts	588,766	14	—	—	—	588,780
Non-subordinated Corporate Bonds	214,694	—	457,838	—	—	672,532
Subordinated corporate bonds	2,273	—	—	645,480	—	647,753
Liabilities with Central Bank	2,431	6,407	107	210	—	9,155
Liabilities with local financial institutions	5,239	29,647	9,865	—	—	44,751
Liabilities with bank and international organizations	155,583	—	—	—	—	155,583
Other liabilities	1,534,325	1,989	81,863	—	—	1,618,177
Total Interest-Bearing Liabilities	24,221,328	40,177	549,673	645,690	—	25,456,868

Asset (Liability) Gap	(3,863,248)	9,152,456	415,328	(399,875)	224,022	5,528,683
Cumulative Asset/Liability Gap	(3,863,248)	5,289,208	5,704,536	5,304,661	5,528,683	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	(12.47)%	17.07%	18.41%	17.12%	17.84%

	Remaining Maturity at December 31, 2011
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos:
Government securities (2)	1,570,610	371,671	40,206	135,299	—	2,117,786
Receivables from financial leases	115,446	171,431	97	—	—	286,974
Loans to non-financial government sector (1)	32,288	39,580	242,755	21,566	—	336,189
Loans to the private and financial sector (1)	13,038,765	7,966,516	597,013	85,185	—	21,687,479
Other assets	114,568	126,813	—	3,764	224,022	469,167
Total Interest-Earning Assets in Pesos	14,871,677	8,676,011	880,071	245,814	224,022	24,897,595
Interest-bearing liabilities in Pesos:
Saving accounts	5,001,844	—	—	—	—	5,001,844
Time deposits	12,522,600	1,948	—	—	—	12,524,548
Investment accounts	578,361	14	—	—	—	578,375
Non-subordinated Corporate bonds	198,478	—	—	—	—	198,478
Subordinated corporate bonds	—	—	—	—	—	—
Liabilities with Central Bank	2,431	6,407	107	210	—	9,155
Liabilities with local financial institutions	5,238	29,647	9,865	—	—	44,750
Other liabilities	1,230,284	1,989	81,863	—	—	1,314,136
Total Interest-Bearing Liabilities in Pesos	19,539,236	40,005	91,835	210	—	19,671,286
Asset(Liability) Gap	(4,667,559)	8,636,006	788,236	245,604	224,022	5,226,309
Cumulative Asset/Liability Gap	(4,667,559)	3,968,447	4,756,683	5,002,287	5,226,309
Cumulative sensitivity gap as a percentage of total interest-earning assets	(18.75)%	15.94%	19.10%	20.09%	20.99%

	Remaining Maturity at December 31, 2011
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in other banks	420,222	—	—	—	—	420,222
Government securities (2)	2,233,220	16,313	5,681	1	—	2,255,215
Receivables from financial leases	18,039	24,359	3,055	—	—	45,453
Loans to the private and financial sector (1)	2,599,015	251,864	42,935	—	—	2,893,814
Other assets	215,907	224,086	33,259	—	—	473,252
Total Interest-Earning Assets	5,486,403	516,622	84,930	1	—	6,087,956
Interest-bearing liabilities in foreign currency:
Checking	360,333	—	—	—	—	360,333
Saving accounts	1,448,517	—	—	—	—	1,448,517
Time deposits	2,384,723	172	—	—	—	2,384,895
Investment accounts	10,405	—	—	—	—	10,405
Non-subordinated Corporate bonds	16,216	—	457,838	—	—	474,054
Subordinated corporate bonds	2,273	—	—	645,480	—	647,753
Liabilities with local financial	1	—	—	—	—	1
Liabilities with banks and international organizations	155,583		—	—	—	155,583
Other liabilities	304,041	—				304,041
Total Interest-Bearing Liabilities	4,682,092	172	457,838	645,480	—	5,785,582
Asset (Liability) Gap	804,311	516,450	(372,908)	(645,479)	—	302,374
Cumulative Asset/Liability Gap	804,311	1,320,761	947,853	302,374	302,374
Cumulative sensitivity gap as a percentage of total interest-earning assets	13.21%	21.69%	15.57%	4.97%	4.97%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest- earning asset.
(2)	Includes instruments issued by the Central Bank.

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

A. Operating results

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of and for the three years ended December 31, 2011, 2010 and 2009, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant aspects from U.S. GAAP. (See note 32 to our audited consolidated financial statements as of and for the three years ended December 31, 2011).

Under Central Bank Rules, our financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements under Central Bank Rules.

COMPARABILITY

On August 18, 2009, we merged with Nuevo Banco Bisel. As a result of the merger, the Bank’s financial statements and supplementary information as of December 31, 2009, included in this annual report, were restated for comparative purposes. Under Central Bank Rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.

On September 20, 2010 we acquired Banco Privado. As a result, our results of operations for the year ended December 31, 2010 consolidate the results of Banco Privado from the date of the acquisition.

By means of Communication “A” 5,180, as supplemented, the Central Bank, introduced amendments to the accounting criteria of nonfinancial government sector securities and instruments issued by the Central Bank from March 1, 2011. As a result, certain accounts and items on the balance sheet as of December 31, 2010, as well as the certain supplementary information, were reclassified due to the application of such communication solely for comparative purposes with these financial statements.

In addition, due to application of Communication “A” 5,047, the Bank made certain reclassifications in the statement of income, changes in shareholders’ equity and cash flows as of December 31, 2009 related to valuation and disclosure methods applicable to financial assets.

MACROECONOMIC CONTEXT

The year 2009 was characterized by a slow improvement in the international context, after the strong impact that the 2008 international financial crisis had on both the financial markets and the real economy worldwide. Two different stages could be identified: in the first half of the year, recession in developed economies in addition to a deteriorated domestic environment due to uncertainty regarding the government’s capacity to meet its public debt obligations and uncertainty resulting from the legislative elections being moved forward, combined to generate a massive outflow of capital. In the second semester, external and local tensions slowed down. The international arena showed a material recovery of the principal markets in general, and of our main commercial partners in particular. In the local arena, the result of the legislative elections and payment of US$2.2 billion’s worth of Boden 2012 notes in August 2009 encouraged the return of inflows of capital, which was evidenced in the last quarter of 2009. In this scenario, the growth level of Argentina experienced different stages throughout 2009: slow increase in the first quarter, contraction in the second and third quarters and a new increase in the last quarter. Consequently, GDP grew only by 0.9%.

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

As a result, during 2010 GDP had an annual growth of 9.2%. Primary expenses grew 34%. The Argentine government recorded a primary surplus of Ps. 25 billion, equivalent to 1.7% of the GDP. Inflation reached a rate of 10.9% per annum according to the INDEC, while at the same time the Argentine peso depreciated 4.7% against the U.S. dollar. See item 3.D “Risk Factors—High inflation may adversly affect the Argentine long term credit markets as well as the Argentine economy in general”.

During 2011, the deceleration of the worldwide economic activity was higher than expected, specially in developed countries. This was due to various factors, such as the weakness of labor markets, the fragilty of financial systems and the increasing financing difficulties in certain economies of the Euro zone that led to the implementation of new fiscal adjustment plans. Meanwhile, emerging markets continued being the main drivers of global growth. At the local level, the economic activity expanded, mainly due to the increase in the level of employment and salaries, an increased supply of credit and increased government spending. The labor market continued improving, with the unemployment rate reaching its lowest level since 2002. Investment increased by 31%, evidencing higher needs for working capital within a context of increased demand.

As a result, in 2011 GDP grew by 8.9%. Primary expenses grew 32%, The Argentine government recorded a primary surplus of Ps. 5.0 billion, equivalent to 0.3% of the GDP. Inflation reached a rate of 9.5% per annum according to the INDEC, while at the same time the Argentine peso depreciated 8% against the U.S. dollar. See item 3.D “Risk Factors—High inflation may adversly affect the Argentine long term credit markets as well as the Argentine economy in general”.

Although there are numerous risks that may result in the economic performance being lower than expected, the Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of approximately 4.2% for 2012. For more information, see Item 3D—Risk Factors.

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

Our loan portfolio to the private sector grew to Ps 11,248 million as of December 31, 2009, increasing 3% compared to 2008, to Ps. 15,933 million as of December 31, 2010, increasing 42% compared to 2009 and to Ps. 24,238 million as of December 31, 2011 increasing 52% compared to 2010.

Within a context of increased prices the Bank, as well as the financial system, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio for the last three years. During 2009, 2010 and 2011 the credit lines with major performance were the consumer loans (personal loans and credit card loans), increasing 5%, 45% and 64%, respectively.

During 2011, the Bank maintained its leading position in terms of personal loans, which increased by 56%, with a 15.4% of market share. As to its credit cards product, the portfolio doubled over the last twelve months compared to 2010. We expanded our presence in terms of target products, ranking third among private banks, with a market share of 7.1%.

During the same year, the growth in the volume of financings was partially funded with liquid assets. The Bank decided to reduce its position in instruments issued by the Central Bank, allocating the funds to expand its credit portfolio. Therefore, its liquidity ratio decreased from 51.9% as of December 31, 2010 to 35.7% as of December 31, 2011. Notwithstanding this reduction, the Bank’s liquidity ratio exceeds the liquidity ratio of the financial system as a whole.

During 2009 we reduced our public sector loans by the pre-cancellation of Ps.300.6 million of debt with guaranteed loans secured by the Argentine government (“Préstamos Garantizados” or “PGNs”) and by the exchange of PGNs into BONAR 2014 by Ps. 277.8 million. In 2010 and 2011 the Bank reduced its position in government securities, recording a public sector exposure to total assets ratio of 2.5% and 2.4%, respectively (not including LEBACS and NOBACS).

The level of our total deposits increased 17%, 26% and 25% during 2009, 2010 and 2011, respectively, up to Ps. 29,167 million as of December 31, 2011.

During 2009, private sector deposits were the main source of the increase in total deposits, mainly due to the growth in time deposits. In 2010 private sector and public sector deposits increased 21% and 44% respectively. During 2011, private sector deposits were the main source of funding increasing by 28% compared to 2010, with increase in time deposits and sight deposits.

The Bank was the sixth largest financial institution in terms of volume of deposits, with a 6.3% market share as of December 31, 2011, recording a slight increase as compared to percentage of market share in the previous year.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010 AND YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,			Change December 31,
	(in thousands of pesos)
	2009(1)	2010(1)	2011	2011-2010	2010-2009
Financial income	3,860,452	3,728,438	4,698,648	970,210	(132,014)
Financial expenses	(1,511,607)	(1,330,170)	(1,718,721)	(388,551)	181,437
Gross intermediation margin	2,348,845	2,398,268	2,979,927	581,659	49,423
Provision for loan losses	(197,512)	(215,040)	(273,224)	(58,184)	(17,528)
Service charge income	1,050,275	1,324,541	1,969,173	644,632	274,266
Service charge expenses	(226,599)	(285,365)	(428,021)	(142,656)	(58,766)
Administrative expenses	(1,522,420)	(1,917,314)	(2,488,510)	(571,196)	(394,894)
Net other income (expense)	(36,317)	77,983	84,721	6,738	114,300
Minority interest	(5,092)	(6,868)	(10,111)	(3,243)	(1,776)
Net income before income tax	1,411,180	1,376,205	1,853,955	457,750	(34,975)
Income tax	(659,250)	(365,775)	(657,858)	(292,083)	293,475

Net income	751,930	1,010,430	1,176,097	165,667	258,500

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.

Our consolidated net income for 2011 increased 16% or Ps. 165.7 million as compared to 2010, from Ps. 1,010.4 million in 2010 to Ps.1,176.1 million in 2011. This increase was primarily attributable to a:

•	26% increase in financial income of Ps. 970.2 million

•	And a 49% increase in service charge income of Ps. 644.6 million

This increase was partially offset by a:

•	29% increase in financial expenses of Ps. 388.6 million

•	27% increase in provision for loan losses of Ps. 58.2 million

•	50% increase in service charge expenses of Ps. 142.7 million

•	30% increase in administrative expenses of Ps. 571.2 million

•	and a 80% increase in income tax increased of Ps. 292.1 million

Our consolidated net income for 2010 increased 34% to Ps.1,010.4 million from Ps. 751.9 million in 2009.

Financial income

The components of our financial income for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year Ended December 31,
	2009 (1)	2010 (1)	2011
	(in thousands of pesos)
Interest on cash and due from banks	363	275	179
Interest on loans to the financial sector	7,491	13,668	29,137
Interest on overdrafts	340,275	278,851	456,904
Interest on documents (2)	195,069	146,321	234,928
Interest on mortgage loans	104,016	112,498	158,449
Interest on pledged loans (3)	55,081	51,258	91,550
Interest on credit card loans	183,369	210,058	371,352
Interest on other loans (4)	1,243,788	1,538,828	2,398,336
Interest on other receivables from financial intermediation	74	966	684
Interest on financial leases	49,433	42,991	56,712
Income from government and private securities, net	1,370,981	988,707	493,920
Income from guaranteed loans (5)	7,232	62,053	4,918
Net income from options	—	616	1,077
CER (Indexation by benchmark stabilization coefficient) adjustment (6)	18,652	46,176	4,428
CVS (Indexation by salary variation coefficient) adjustment	728	688	362
Difference in quoted prices of gold and foreign currency	133,731	160,209	283,189
Other (7)	150,169	74,275	112,523

Total financial income	3,860,452	3,728,438	4,698,648

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.
(2)	Includes income on factoring, check cashing advances and loans with promissory notes.
(3)	Includes primarily income on interest on loans with collateral pledge.
(4)	Includes interest on loans not classified under prior headings , including interest on personal loans.
(5)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6)	Includes CER accrued for all the assets subject to adjustment by CER.
(7)	Mainly results from pre-financing and financing export transactions, forward foreign currency transactions and premiums on repos.

2011 and 2010—Our financial income increased 26% or Ps. 970.2 million as compared to 2010, driven primarily by income derived from higher interest on loans.

Interest on loans (i.e., for all loans in the aggregate, excluding guaranteed loans) grew 59% as a result of an increase in the financial intermediation activities and the average portfolio volume (the average loan portfolio grew by 54% as compared to 2010). Additionally the average interest rate for private sector loans grew from 18.2% in 2010 to 18.4% in 2011.

The main variation of total interest on loans was from interest on other loans (including personal loans and other loans) which increased 56%, interest on credit card loans which increased 77% and interest on overdrafts which increased 64% compared to 2010. The average volume of personal loans increased by 58% and the average volume of credit card loans grew by 84% in each case as compared to 2010.

Income from government and private securities decreased by 50% compared to 2010, due to lower results from Central Bank instruments and from other government securities. During 2011 we have reduced our exposure to Central Bank instruments. As a consequence, this portfolio decreased from Ps. 3,849.3 million in 2010 to Ps. 285.7 million in 2011.

Income derived from differences in quoted prices of gold and foreign currency increased 77% or Ps. 123 million due to higher trading results and the depretiation of the peso against the US dollar.

2010 and 2009—Our financial income decreased 3% as compared to 2009, driven primarily by a lower income from government and private securities.

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

The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums on forward sales of foreign exchange:

Changes in financial income

	December 31 2009 vs. December 31 2008	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Due to changes in the volume of interest-earning assets	415,524	417,730	1,164,734
Due to changes in average nominal rates of interest-earning assets	556,974	(572,891)	(346,112)

Net change	972,498	(155,161)	818,622

Changes in financial income due to changes in volume

	December 31 2009 vs. December 31 2008	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Government securities	353,671	17,666	(257,147)
Loans to private and financial sector	53,321	407,577	1,392,872
Loans to public sector	(36,236)	(5,270)	4,217
Other assets	44,768	(2,243)	24,792

Net change	415,524	417,730	1,164,734

Changes in financial income due to changes in nominal rates

	December 31 2009 vs. December 31 2008	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Government securities	318,338	(297,253)	(231,300)
Loans to private and financial sector	214,313	(236,004)	(10,515)
Loans to public sector	22,375	99,691	(100,022)
Other assets	1,948	(139,325)	(4,275)

Net change	556,974	(572,891)	(346,112)

Financial expenses

The components of our financial expenses for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year Ended December 31,
	2009 (1)	2010 (1)	2011
	(in thousands of pesos)
Interest on checking accounts	16,423	4,073	203
Interest on savings accounts	17,094	19,639	25,184
Interest on time deposits	1,146,013	954,465	1,225,052
Interest on interfinancing received loans (received call)	2,679	4,444	4,903
Interest on other financing from the financial institutions	62	6	8
Interest on other liabilities from financial intermediation (2)	81,510	62,889	64,752
Interest on subordinated corporate bonds	54,874	57,381	60,592
Other interest	2,692	1,961	2,679
Net loss from options	1	—	—
CER adjustment (3)	4,341	4,890	4,107
Contribution to Deposit Guarantee Fund	30,038	35,151	44,248
Other (4)	155,880	185,271	286,993

Total financial expenses	1,511,607	1,330,170	1,718,721

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.
(2)	Includes lines of credit from other banks, repurchase agreements and Central Bank borrowings.
(3)	Includes CER accrued for all the liabilities subject to CER adjustments.
(4)	Mainly resulting from turnover tax.

2011 and 2010—Financial expenses increased 29% or Ps. 388.6 million as compared to 2010.

This increase was mainly explained by a growth in interest on deposits, which increased by 28% due to an increase in the average volume of deposits (from Ps. 21.3 billion in 2010 to Ps. 26.9 billion in 2011).

Demand deposits (non interest bearing deposits) grew by 52% as compared to the average volume recorded in 2010. The average volume of time deposits increased by 16% as compared to the average volume recorded in 2010, while the average rate on such deposits grew from 8.6% in 2010 to 9.5% in 2011.

During 2011, other expenses increased by 55% compared to 2010, mainly due to an increase in turnover tax as a result of our higher computable financial income.

2010 and 2009—Financial expenses decreased 12% as compared to 2009.

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

The following tables set forth the changes in financial expense due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Deposit Guarantee Fund, mandatory contributions and taxes on interest income:

Changes in financial expense

	December 31 2009 vs. December 31 2008	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	111,170	154,225	224,508
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	31,052	(370,221)	55,875
Net change	142,222	(215,996)	280,383

Changes in financial expense due to changes in volume

	December 31 2009 vs. December 31 2008	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Deposits	154,251	156,739	213,838
Borrowings from Central Bank and other financial institutions	(24,951)	(1,644)	5,532
Corporate Bonds	(3,004)	(870)	5,138
Other liabilities	(15,126)	—	—

Net change	111,170	154,225	224,508

Changes in financial expense due to changes in nominal rates

	December 31 2009 vs. December 31 2008	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Deposits	57,451	(358,243)	59,063
Borrowings from Central Bank and other financial institutions	(11,833)	(8,946)	(3,230)
Corporate Bonds	108	(121)	42
Other liabilities	(14,674)	(2,911)	—
Net change	31,052	(370,221)	55,875

Provision for loan losses

2011 and 2010—Provision for loan losses increased 27% or Ps.58.2 million in 2011.

This variation was the result of the increasing growth in lending activity as compared to 2010 (lending activity increased 51% during 2011) as a consequence of the recovery of the economic activity which was partially offset by a decrease in the provisions we created in addition to those required by the Central Bank Rules (from Ps. 65 million in 2010 to Ps. 48.8 million in 2011).

2010 and 2009—Provision for loan losses increased 9% in 2010 mainly as result of the growth in lending activity, which increased 39% as a consequence of the recovery of the economic activity. This increase was partially offset by a decrease in the provisions we created in addition to those required by Central Bank Rules, from Ps.86 million in 2009 to Ps.65 million in 2010.

During 2010 we continued to reinforce the provisioning strategy, creating additional provisions for loan losses in the amount of Ps. 65 million.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009 (1)	2010 (1)	2011
	(in thousands of pesos)
Service charges on deposit accounts	669,564	816,100	1,169,977
Debit and credit card income	171,746	222,537	370,007
Other fees related to foreign trade	26,786	28,358	35,235
Credit-related fees	60,741	96,574	124,059
Capital markets and securities activities	1,721	2,079	1,754
Lease of safe-deposit boxes	21,015	32,053	49,591
Fees related to guarantees	629	647	2,895
Other (2)	98,073	126,193	215,655

Total service charge income	1,050,275	1,324,541	1,969,173

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.
(2)	Includes insurance income.

2011 and 2010—Service charge income increased 49% or Ps. 644.6 million in 2011 compared to 2010, mainly due to higher fees charged on deposits accounts (43%), debit and credit card fee income (66%), credit related fees (28%) and other fees (71%).

Income-increase derived from service charge on deposit accounts was driven by the growth in the number of deposit accounts (14%) and an increase in the amount of fees charged over such accounts. Fees charged for maintenance of deposit accounts increased 56% in 2011, as compared to the average cost of 2010.

The increase in income from debit and credits cards was mainly due to the growth in the average volume (16% as compared to 2010) and the increase in administrative fees (19% as compared to 2010 average).

2010 and 2009—Service charge income increased 26% in 2010 compared to 2009, mainly due to higher fees charged on deposits accounts (22%), debit and credit card fee income (30%), credit related fees (59%) and other fees related to insurance, fees from collection agreements and others (28%).

Service charge expenses

2011 and 2010—In 2011 service charge expenses increased 50% or Ps. 142.7 million as compared to 2010.

This increase was mainly due to an increase in credit card refunds as a result of more aggressive marketing campaigns by offering discounts on credit card purchases.

2010 and 2009—Service charge expense increased 26% in 2010 from Ps.226.6 million in 2009 to Ps.285.4 million in 2010, mainly due to higher loan origination fees and debit and credit card processing fees, linked with the volume of activity.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2009, 2010 and 2011 are reflected in the following table:

	Year Ended December 31,
	2009 (1)	2010 (1)	2011
	(in thousands of pesos)
Personnel expenses	966,963	1,233,898	1,646,425
Directors and statutory auditors fees	36,413	59,391	59,773
Other professional fees	65,533	81,169	90,425
Advertising and publicity	46,861	63,437	75,925
Taxes	79,784	102,547	131,816
Depreciation of equipment	53,993	58,285	72,972
Amortization of organization costs	33,317	43,273	59,213
Maintenance, conservation and repair expenses	68,620	78,032	97,738
Security services	47,668	61,102	89,563
Electric power and communications	46,054	48,529	59,968
Lease payments	34,638	40,526	51,364
Insurance	7,331	9,902	12,174
Stationery and office supplies	11,817	10,339	13,183
Other	23,428	26,884	27,971

Total administrative expenses	1,522,420	1,917,314	2,488,510

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.

2011 and 2010—Administrative expenses increased 30% or Ps. 571.2 million in 2011.

This increase was mainly due to a 33% increase in personnel expenses as a result of a salary increase of 29% agreed with the labor unions in May 2011 and an increase in total employees to 8,459 in 2011 from 8,209 in 2010. The remaining administrative expenses increased in total by 23% in average for 2011, in line with the increase in prices recorded in the Argentine economy for 2011.

2010 and 2009—Administrative expenses increased 26% in 2010 when compared to 2009, mainly due to higher personnel expenses. The 28% increase in personnel expenses is attributed to salary adjustments of 23.5% agreed with the labor unions in April 2010 and higher bonus provisions for the year.

Directors and statutory audit fees increased 63% as compared to 2009.

Advertising and publicity increased 35% due to higher promotion and advertising expenses during the year.

Net other income (expense)

2011 and 2010. In 2011 net other income was Ps. 84.7 million increasing 9% compared to 2010. Other income increased by 14% or Ps. 23 million compared to 2009.

2010 and 2009. Net other income for 2010 was Ps. 78 million. Other income increased by 37%, or Ps. 45.5 million in 2010 when compared to 2009 due to higher recovery on loans and allowances reversed. Other expenses decreased by 43%, or Ps. 68.8 million, mainly as a result of non-recurrent tax expenses during 2009 as explained below.

Income tax

2011 and 2010. In 2011, income tax expenses increased 80% to Ps. 657.9 million compared to Ps. 365.8 million in 2010.

This increase was due to higher tax revenues and adjustments arising from the application of specific tax rules, including, without limitation, those on uncollectible tax debts. The tax effective rate was 36% for the fiscal year 2011.

2010 and 2009. During 2010, we had income tax expenses of Ps. 365.8 million, compared to Ps. 659.3 million recorded in 2009 and Ps. 261.2 million recorded in 2008. The decrease as compared to 2009 was due to the higher tax impact during 2009. Tax effective rate for fiscal year 2010 was 26% while the tax rate was 35%.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 29,167.1 million as of December 31, 2011, Ps. 23,407.4 million as of December 31, 2010 and Ps. 18,592.9 million as of December 31, 2009. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 20% of the Bank´s total deposits derives from the non-financial government sector, in particular as a consequence of the Bank´s role as financial agent of several provinces and time deposits made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad). This is an important source of low-cost funding.

Funding continued increasing during 2011 driven mainly by the increase in total deposits, which grew 25% year over year, representing 79% of our total funding as of December 31, 2011. These deposits were used primarily for financing the growth in credit for the private sector and the remainder, being invested in profitable liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio of 35.7 % as of December 31, 2011 while we await a return to stronger demand for private sector loans.

On April 26, 2011 our shareholders’ approved an increase in the maximum aggregate principal amount under our Global Medium-Term Note Program from US$ 700 million up to US$1,000 million (or its equivalent in other currencies).

On September 15, 2011, the Board of Directors set forth the terms and conditions of a plan for the acquisition of the Bank’s shares. Under such conditions, as of December 14, 2011 (the expiration date) the Bank had repurchased an aggregate amount of 10,000,000 of its own shares for an aggregate amount of Ps. 92.9 million.

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

On May 8, 2009, Banco Macro’s Board of Directors requested the BCBA’s prior authorization to reduce its subscribed and paid-in capital stock by an amount of up to Ps. 30.6 million, representing 30,641,692 Class B shares (with a face value of Ps. 1 each and entitled to 1 vote per share), which is treasury stock and which was purchased under section 68, Law No. 17,811. On September 10, 2009, Banco Macro’s shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. Subsequently, the BCBA and the CNV approved such capital reduction, the IGJ recorded it and the Central Bank acknowledged it.

During 2008 and 2009, Banco Macro repurchased and cancelled non-subordinated 8.50% Notes Due 2017 for a face value amount of US$43.6 million and Argentine Peso-Linked 10.75% Notes Due 2012 for a face value amount of US$ 36.0 million. As of December 31, 2011, the outstanding principal amount of 8.50% Notes Due 2017 was US$106.4 million and of 10.75% Notes Due 2012 was US$64.0 million.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2011, we had excess capital of Ps. 2,033 million. The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 17 “Risk management policies” to our audited consolidated financial statements for the year ended December 31, 2011. Additionally for further information regarding our restricted assets, assets in custody and trust agreements please see notes 7 “Restricted and pledged assets,” 11 “Items in custody” and 13 “Trust agreements” to our audited consolidated financial statements, for the year ended December 31, 2011.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2009	2010	2011
(in thousands of pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	970,578	1,261,695	1,989,061
Allocated to Bank premises and equipment, intangible assets and equity investment assets	95,705	122,669	136,492
Market risk(1)	39,764	55,857	26,674
Interest rate risk	201,451	283,150	656,798
Government sector and securities in investment account	36,544	38,476	39,854
Required minimum capital under Central Bank Rules	1,344,042	1,761,847	2,848,879
Basic net worth	3,193,973	3,621,564	4,029,448
Complementary net worth	691,107	959,851	1,135,109
Deductions	(176,784)	(257,277)	(283,049)
Total capital under Central Bank Rules	3,708,296	4,324,138	4,881,508
Excess capital	2,364,254	2,562,291	2,032,629

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	27.38%	24.74%	18.26%
Average shareholders’ equity as a percentage of average total assets	12.75%	13.30%	12.56%
Total liabilities as a multiple of total shareholders’ equity	7.00	x	7.07	x	7.78	x
Cash as a percentage of total deposits	26.98%	22.22%	21.16%
Liquid assets as a percentage of total deposits (2)	60.60%	51.87%	35.67%
Loans as a percentage of total assets	41.31%	47.46%	58.68%

(1)	Average Var for December.
(2)	Liquid assets include cash, cash collateral, repos, LEBACs and NOBACs, interbanking loans and overnight loans to highly rated companies.

We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.

Funding

Our principal source of funding are deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2009, 2010 and 2011.

	As of December 31
	2009	2010(1)	2011
	(in thousands of pesos)
Deposits
From the non-financial government sector	3,613,924	5,216,109	5,836,211
From the financial sector	14,052	15,776	17,731
From the non-financial private sector and foreign residents
Checking accounts	3,275,826	4,178,758	4,911,863
Savings accounts	3,445,577	4,526,697	6,175,482
Time deposits	7,711,471	8,714,101	11,433,220
Investment accounts (2)	52,286	178,010	44,512
Other (3)	416,503	518,807	618,491
Accrued interest, adjustments, foreign exchange and quoted price differences payable	63,227	59,135	129,568
Borrowing from Central Bank and financial institutions
Central Bank	1,897	1,877	9,155
Banks and international institutions	227,214	45,697	155,583
Financing received from Argentine financial institutions	189,971	76,870	44,751
Other	733,943	1,173,873	1,493,283
Minority interest in subsidiaries	20,684	27,499	37,584
Non-subordinated Corporate Bonds	616,735	636,464	672,532
Subordinated Corporate Bonds	572,473	598,470	647,753
Shareholders’ equity	3,358,801	4,152,842	4,719,552
Total funding	24,314,584	30,120,985	36,947,271

(1)	See note 4.2 to our audited consolidated financial statements for the year ended December 31, 2011.
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See note 32 to our audited consolidated financial statements as of and for the three years ended December 31, 2011 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.

Critical accounting policies are those policies that require management to make estimates based on assumptions about matters that are highly uncertain and such estimates reasonably could have a material impact on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in note 4 to our audited consolidated financial statements as of the year ended December 31, 2011.

Allowance for loan losses

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Pursuant to Central Bank Rules, a bank must classify its loan portfolio into two categories: consumer and commercial loans. Under each of this categories, customers are included within one of six sub-categories. A minimum allowance for loan losses is required to be established primarily based upon this classification and these guarantees and collateral supporting the transactions.

Determining the loan loss reserve requires significant management judgments and estimates. According to Central Bank Rules, for consumer loans, management must classify each customer based primarily on delinquency aging with the Bank and the financial system. For commercial loans, management must analyze the borrowers’ operating and payment history, ability to service its debt, its internal information and control systems and the risk of the sector in which it operates.

In addition, Central Bank Rules allows the Bank to establish additional allowances for loan losses based on management’s risk management policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2011, 2010 and 2009 after evaluating the risk of our loan portfolio. Our management determines increase or decrease in allowances based on repayment estimates. As we are all aware, the world’s economy is sustaining a highly virulent crisis that affecting, to lesser or larger extent, the levels of economy activity and employment and dragging down foreign trade. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment value.

The accounting for loan loss reserve under Central Bank Rules differs in some respects with practices of US-based banks, as mentioned below.

Under US GAAP loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The methodology used for calculating impairment involves significant judgment. First, it involves the early identification of credits that are deteriorating. Second, it involves judgment in establishing the inputs used to estimate the allowance and third, it involves management judgment to evaluate certain macroeconomic factors and other relevant internal and external factor affecting the credit quality of a current portfolio, and to refine loss factors to better reflect these conditions.

FASB ASC 310, not applicable for large groups of smaller-balance homogeneous loans that are collectively evaluated, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. An allowance for impaired loans is provided when discounted future cash flows or the fair value of the collateral is lower than the book value.

To calculate the allowance required for smaller-balance impaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

Management estimates require significant judgment including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the loan loss reserve. Additional loan loss reserves could be required in the future.

Income tax

In estimating accrued taxes, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position.

Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may at any point reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

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

There were no unrecognized tax benefits as of December 31, 2011, 2010 and 2009

Contingent liabilities

In the normal course of business, we are a party to lawsuits of various types. We disclose contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals are based on the most recent developments, our evaluation of the merit of each claim, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters. Thus, these determinations are based on certain assumptions from our management. Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period.

Fair Value of financial instruments.

Under US GAAP, a portion of our assets and liabilities are measured at fair value, including Government and private securities (debt instruments issued by Argentine government and the Central Bank, shares, mutual funds, securities in financial trusts and corporate bonds), forward transaction pending settlement and derivative instruments.

Under Central Bank Rules, those assets are valued as mentioned in note 4.5 to our consolidated financial statements.

FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, FASB ASC 820 has established a three-level hierarchy to prioritize the valuation input among (1) unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access, (2) other than quoted prices that are observable for the asset or liability, either directly or indirectly and (3) prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When observable quoted prices are not available, fair value is based upon internally developed valuation techniques that use, quoted prices for similar assets or liabilities in active markets. Financial instruments valued at this manner are classified within Level 2 of the fair value hierarchy. We used the followings methods:

a)	For unlisted government and private securities: yield curve based on quoted prices for similar assets in active markets.

b)	For corporate bonds: discounted cash flow

For instruments classified in levels 1 and 2, where inputs are principally based on observable market data, there is less judgment applied in arriving at the fair value measurement.

When an internally development model is used to price a significant instrument, the item would be classified as Level 3 of the fair value hierarchy, which requires significant management judgment or estimation. In arriving at an estimate, management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation input.

In this level, we use discounted cash flow methodologies, such as discount interest rate, projected Libor and projected exchange rate.

Our management believes its valuation methods are appropriate and consistent with other market participants, however, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate or fair value at different reporting dates.

C. Research and Development, Patents and Licenses, Etc.

We incur research and development expenses in connection with information technology projects. The amount spent during each of the last three years was not material. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. See “Item 4. Information on the Company—Business Overview—Technology”.

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

During 2011, the Argentine economy continued to improve; GDP grew by 8.9% driven by a combination of pro-cyclical policies and the growth of trading partners (Brazil and China) in a context of global economic slowdown.

The Central Bank’s survey of independent forecasting firms indicates a consensus GDP growth estimate of 4.2% for 2012. Expected economic growth would be supported by:

• Consumer spending: consumption has strongly recovered in 2010 and 2011. In addition, consumers see our products (personal and credit card loans) as a way of hedging against inflation.

• Export levels: while a slowdown in export volumes is expected, the result shall remain positive.

• Commodity prices: the price level of commodities (especially soy) will continue to generate economic dynamism in the Argentine economy.

Private sector lending

As a consequence of the 2008 global financial crisis and its impact in the local economy, the activity of financial intermediation diminished its pace of growth. During 2008 and 2009 loan growth decelerated, but recovered in 2010 and 2011.

The evolution of loans to the private sector during the last three years showed a growth of 9% in 2009, 37% in 2010 and 46% in 2011, for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps.11,248 million (3%) in 2009, to Ps.15,933 million (42%) in 2010 and to Ps. 24,238 million (52%) in 2011.

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

•

Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2011 was concentrated in short-term products. For example, the ratio of personal loans, overdrafts and documents to GDP increased from 3% in June 2003 to 10% as of December 31, 2011 while long-term loans represented by mortgages and pledged loans decreased from 3% to 2% of GDP during the same period (despite substantial GDP growth during the period).

•

Stable intermediation spread. Based on the low banking penetration in Argentina, we believe that the expected loan growth mix, with a larger participation of consumer loans compared to commercial loans, will improve spreads. However, price competition could offset this effect and intermediation spreads might remain stable.

Lending portfolio credit quality

The improvement of the financial system´s lending portfolio credit quality from previous years was interrupted during 2008 by new signals of volatility. During 2009, the credit quality marginally deteriorated, more as a result of slow dynamics in private lending than as a result of an increase in delinquency. During 2010 the credit quality began to improve and maintained this trend during 2011.

During 2009 we had a slight deterioration of our portfolio; our non-performing lending level increased from 2.6% in 2008 to 3.2% in 2009. During 2010, the credit quality began to improve and the level of non-performing lending decresead to 2.1% and to 1.5% as of December 31, 2010 and 2011 respectively. These figures reflect the same level and evolution registered by the financial system as a whole.

The table below reflects the portfolio credit quality of the Bank and the financial system for 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
Banco Macro
Allowances/lending (1)	3.7%	3.1%	2.4%
Non-performing lending ratio (2)	3.2%	2.1%	1.5%

Financial System
Allowances/lending (1)	3.1%	2.4%	2.0%
Non-performing lending ratio (2)	2.8%	1.7%	1.2%

Source: Central Bank

(1)	Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).
(2)	Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

During 2009, 2010 and 2011, we created additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s policies. As a result, the Bank’s coverage level reached 158.1% of the non-performing lending portfolio as of December 31, 2011.

We expect that based on our loan growth expectations and the recovery of the economy, asset quality standards should improve by the end of the year.

Organic growth complemented by strategic acquisitions

Acquisitions have fueled growth over the last years. During 2010, we acquired Banco Privado; this acquisition has enabled us to serve a greater number of customers with our current structure, to complement lines of business and to achieve greater economies of scale by additionally providing Banco Privado with a more efficient financing structure and permitting its clients access to a network with a greater geographical coverage (for additional information please see “Item 4.A “Information on the Bank – History and development of the Bank”).

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

Commercial and balance sheet strategies

We have the most extensive branch network among private-sector banks in Argentina, with 93% of our branches located outside of the City of Buenos Aires. The great spreading over Argentine regional economies and the sectors that are availing themselves of the economic recovery imply a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provide us with a source of growth and low costs in its deposit base.

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

For additional information of financial instruments with off-balance sheet risk see note 30 to our consolidated financial statements for the year ended December 31, 2011.

F. Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of pesos)
Contractual obligations
Central Bank	9,155	2,431	3,988	2,419	317

Banks and international institutions	155,583	155,583	—	—	—
Non-subordinated Corporate Bonds	672,532	214,694	—	—	457,838
Financing received from Argentine financial institutions	44,751	5,239	12,933	16,714	9,865
Other	1,493,283	1,409,431	1,989	—	81,863
Operating leases	114,712	38,643	52,754	18,295	5,020
Subordinated corporate bonds	647,753	2,273	—	—	645,480
Total contractual obligations	3,137,769	1,828,294	71,664	37,428	1,200,383

Commercial commitments
Lines of credit	63,533	63,242	291	—	—
Guarantees	205,137	26,149	66,537	20,275	92,176

Standby letters of credit	248,824	193,058	55,766	—	—
Total commercial commitments	517,494	282,449	122,594	20,275	92,176

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our Board of Directors, which is currently comprised of 13 members and five alternate members. On April 16, 2012, our shareholders approved the proposal of the Board of Directors and amended our bylaws increasing the size of our Board from 12 to 13 members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than 13 directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

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

BOARD OF DIRECTORS

The following table sets forth information about the members and alternate members of our Board of Directors as of December 31, 2011:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	59	2002	2011
Delfín Jorge Ezequiel Carballo(1)	Vice Chairman	59	2002	2011
Jorge Pablo Brito	Director	32	2002	2011
Marcos Brito	Director	29	2007	2011
Juan Pablo Brito Devoto	Director	51	2002	2013
Luis Carlos Cerolini	Director	57	2002	2013
Carlos Enrique Videla	Director	66	2002	2012
Alejandro Macfarlane	Director	46	2005	2012
Guillermo Eduardo Stanley	Director	63	2006	2012
Constanza Brito	Director	30	2007	2012
Rafael Magnanini	Director	52	2010	2012
Roberto José Feletti (2)	Director	53	2011	2013
Mario Eduardo Bartolomé	Alternate director	66	2004	2011
Ernesto Eduardo Medina	Alternate director	44	2002	2011
Delfin Federico Ezequiel Carballo	Alternate director	27	2009	2011
Fernando Raúl García Pulles	Alternate director	56	2007	2011

(1)	Mr. Carballo is on leave of absence since November 7, 2011.
(2)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10 “Additional Information—Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.

The following table sets forth information about the members and alternate members of our Board of Directors elected by the most recent Ordinary shareholders’ meeting held on April 16, 2012:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	59	2002	2014
Delfín Jorge Ezequiel Carballo(1)	Vice Chairman	59	2002	2014
Jorge Pablo Brito	Director	32	2002	2014
Marcos Brito	Director	29	2007	2014
Pablo López (2)	Director	34	2012	2014
Juan Pablo Brito Devoto	Director	52	2002	2013
Luis Carlos Cerolini	Director	58	2002	2013
Roberto José Feletti (2)	Director	53	2011	2013
Carlos Enrique Videla	Director	67	2002	2012
Alejandro Macfarlane	Director	46	2005	2012
Guillermo Eduardo Stanley	Director	63	2006	2012
Constanza Brito	Director	30	2007	2012
Rafael Magnanini	Director	53	2010	2012
Santiago Horacio Seeber	Alternate director	35	2012	2014
Ernesto Eduardo Medina	Alternate director	45	2002	2014
Santiago Brito	Alternate director	24	2012	2014
Chrystian Gabriel Colombo	Alternate director	59	2012	2014
María Belén Franchini (2)	Alternate director	36	2012	2014

(1)	Mr. Carballo is on leave of absence since November 7, 2011.
(2)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10 “Additional Information—Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.

The following family relationships exist within the Board of Directors: (i) Chairman Jorge Horacio Brito and Vice Chairman Delfín Jorge Ezequiel Carballo are brothers-in-law; (ii) Jorge Pablo Brito, Marcos Brito and Santiago Brito are the sons of Chairman Jorge Horacio Brito and the nephews of Vice Chairman Delfín Jorge Ezequiel Carballo; (iii) Constanza Brito is the daughter of Chairman Jorge Horacio Brito and the niece of Vice Chairman Delfín Jorge Ezequiel Carballo; (iv) Chairman Jorge Horacio Brito and Director Juan Pablo Brito Devoto are cousins; (v) Jorge Pablo Brito, Marcos Brito, Constanza Brito and Santiago Brito are siblings; (vi) Delfín Federico Ezequiel Carballo is the son of Vice Chairman Delfín Jorge Ezequiel Carballo and the nephew of Chairman Jorge Horacio Brito; and (vii) Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito, Constanza Brito and Santiago Brito are cousins.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented and reports to our chief executive officer and our chief financial officer. In addition, we have the following committees comprised of different directors and senior management: executive committee, internal audit committee, systems committee, senior credit committee, assets and liabilities committee, operational risk committee, anti-money laundering committee, senior legal recovery committee, risk management committee, ethic performance and compliance committee, nominating and corporate governance committee and personal incentive committee.

The following table sets forth certain relevant information of our executive officers and our senior management, as of December 31, 2011:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	59	2002
Delfín Jorge Ezequiel Carballo(1)(2)	Chief Financial Officer	59	2002
Juan Pablo Brito Devoto	Chief Accounting Officer	51	2002
Jorge Pablo Brito(2)	Coordinator of the executive committee	32	2006
Ernesto Eduardo Medina	Deputy general manager	44	2007
Guillermo Goldberg	Deputy general manager	54	2007
Constanza Brito	Head of human resources and organization and process department	30	2005
Jorge Francisco Scarinci	Financial and investor relations manager	41	2006
Ana María Magdalena Marcet	Credit risk manager	50	2002
Miguel Leon Gurfinkiel	Government portfolio manager	61	2006
Horacio Ricardo Sistac	Corporate banking manager	55	2005
Francisco Muro	Retail banking manager	38	2008
Brian Anthony	Distribution and sales manager	38	2005
Eduardo Roque Covello	Operations manager	54	2004
Gerardo Adrián Alvarez	Administration manager	42	2010
Daniel Hugo Violatti	Accountancy and tax manager	49	2003
Rodolfo Alejandro Lehmann	Security manager	49	2011
Claudia Cueto	Systems manager	51	2010
Carmen Esther Estévez	Internal audit manager	54	2002
María Milagro Medrano	Institutional relations manager	35	2002
Ernesto López	Legal manager	39	2008
Alberto Figueroa	Management control and relationship with the regulatory authorities manager	51	2009
Sebastian Palla	Investment banking manager	37	2010

(1)	Mr. Carballo is on leave of absence since November 7, 2011.
(2)	On April 16, 2012, Jorge Pablo Brito replaced Delfin Jorge Ezequiel Carballo as Chief Financial Officer.

Set forth below are brief biographical descriptions of the current members of our Board of Directors and our senior management as of December 31, 2011. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Argentina.

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our Board of Directors, our Chief Executive Officer and a member of our executive committee and senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the Board of Directors of Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa, Inversora Juramento S.A., Banco Privado de Inversiones S.A. Rincón de Anta S.A., Prosopis S.A., Tunas del Chaco S.A., and Emporio del Chaco S.A.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our Board of Directors (on leave of absence since November 7, 2011) and was our Chief Financial Officer until April 16, 2012. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the Board of Directors of Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa and Banco Privado de Inversiones S.A.

Jorge Pablo Brito was born on June 29, 1979. He is a member of our Board of Directors and the coordinator of our executive committee. He is also a member of our senior credit committee, our systems committee, our assets and liabilities committee, our risk management committee, our ethic performance and compliance committee, our nominating and corporate governance committee, our senior legal recovery committee and our incentives committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the Board of Directors of Macro Warrants S.A., as vice-chairman of the Board of Directors of Inversora Juramento S.A. and Agrobricer S.A., as director of Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa and Banco Privado de Inversiones S.A., Emgasud S.A., Rincón de Anta S.A., Prosopis S.A., Tunas del Chaco S.A. and Emporio del Chaco S.A. and as alternate director of Coy Aike S.A. On April 16, 2012, Mr. Jorge Pablo Brito has been appointed as our Chief Financial Officer.

Marcos Brito was born on October 5, 1982. He holds an economics degree from the University Torcuato Di Tella. He is a member of our Board of Directors and a member of our senior credit committee, our executive committee, our assets and liabilities committee and our senior legal recovery committee. Mr. Brito also serves as director of Inversora Juramento S.A., Banco Privado de Inversiones S.A. and Rincón de Anta S.A. and as alternate director of Emgasud S.A., Prosopis S.A., Tunas del Chaco S.A. and Emporio del Chaco S.A.

Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our Board of Directors, our Chief Accounting Officer and a member of our internal audit committee, our systems committee and our anti-money laundering committeee. He has been with our bank since June 1988. Mr. Brito Devoto holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Brito Devoto serves as a chairman of the Board of Directors of Macro Bank and Macro Fiducia S.A., as director of Banco Privado de Inversiones S.A. and as alternate director of Banco del Tucumán S.A. and Macro Securities S.A. Sociedad de Bolsa.

Luis Carlos Cerolini was born on January 27, 1954. He is a member of our Board of Directors and has been a member of the board since April 2000. He is a member of our anti-money laundering committee, our assets and liabilities committee and our senior legal recovery committee. Mr. Cerolini holds a law degree granted by the National University of Córdoba in Argentina. Mr. Cerolini also serves as director of Banco del Tucumán S.A., Macro Fiducia S.A., Macro Securities S.A. Sociedad de Bolsa, Macro Warrants S.A., Banco Privado de Inversiones S.A. and Provincanje S.A.

Carlos Enrique Videla was born on March 21, 1945. He is a member of our Board of Directors and an independent member of our audit committee, our risk management committee, our ethic performance and compliance committee, our nominating and corporate governance committee and our incentives committee. He has been a member of the board since December 1999. Mr. Videla holds a law degree from the Law School of the Catholic University of Argentina.

Alejandro Macfarlane was born on August 16, 1965. He is a member of our Board of Directors, and has been a member since April 2005, and is an independent member of our audit committee. Mr. Macfarlane also serves as a chairman of the Board of Directors of Group A.M S.A.

Guillermo Eduardo Stanley was born on April 27, 1948. He is a member of our Board of Directors, our audit committee, our ethic performance and compliance committee and our internal audit committee. He has worked for the Bank since May 2005 and he has been a member of our Board of Directors since May 2006. Mr. Stanley holds a degree in finances from the Universidad Argentina de la Empresa (UADE). He is an independent member of our audit committee. He also serves as director of Havanna S.A.

Constanza Brito was born on October 2, 1981. She is a member of our Board of Directors and head of Human Resources and Organization and Processes Department for the Bank She is a member of our systems committee, our internal audit committee, our risk management committee, our ethic performance and compliance committee, our nominating and corporate governance committee and our incentives committee. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005. Ms. Brito also serves as director of Banco Privado de Inversiones S.A. and alternate director of Banco del Tucumán S.A.

Rafael Magnanini was born on February 10, 1959. On April 6, 2010 he has been appointed as director of the Bank. He holds a degree in agriculture engineering from the University of Buenos Aires.

Roberto José Feletti was born on October 22, 1958. He was appointed as a member of our Board of Directors on April 26, 2011. Mr Feletti holds an accounting degree and a master degree in financial administration from the School of Economics of the University of Buenos Aires in Argentina.

Mario Eduardo Bartolomé was born on August 12, 1945. He was an alternate member of our Board of Directors until April 16, 2012.

Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our Board of Directors, a deputy general manager and a member of our systems committee, our risk management committee and our anti-money laundering committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina, as well as a psychology degree from the Business and Social Sciences University. Mr. Medina also serves as chairman of the Board of Director of Provincanje S.A., as director of Compensadora Electrónica S.A. and as alternate director of Banco Privado de Inversiones S.A. and Banco del Tucumán S.A.

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He holds an economics degree from the University Torcuato Di Tella. He was alternate member of our Board of Directors until April 16, 2012. Mr. Carballo also serves as alternate director of Emgasud S.A.

Fernando Raúl García Pulles was born on April 15, 1955. He was an alternate member of our Board of Directors and was independent alternate member of our audit committee until April 16, 2012. He has a law degree and Doctor of Juridical Sciences degree, both granted by the Catholic University of Argentina. Mr. García Pulles served as Deputy Attorney General from 1991 to 1995. He is a partner was Estudio O’Farrell.

Santiago Brito was born on November 6, 1987. He is an alternate member of our Board of Directors. Mr. Brito has been with us since March 6, 2006.

Pablo López was born on November 5, 1977. He is a member of our Board of Directors since April 16, 2012. Mr. López holds a degree in economics from the school of Economics of the University of Buenos Aires and a Masters degree in Economic History and Economic Policies from the School of Economics of the University of Buenos Aires.

Santiago Horacio Seeber was born on March 27, 1977. He is an alternate member of our Board of Directors. Mr. Seeber has been with us since November 25, 2002.

Chrystian Gabriel Colombo was born on November 11, 1952. He is an alternate member of our Board of Directors. Mr. Colombo holds a degree in economics from the school of Economics of the Catholic University of Argentina. Mr. Colombo also serves as chairman of the Board of Directors of Desarrollo y Gestión S.A., Desarrollo Alpha S.A., Desarrollo Gamma S.A., Desarrollo Epsilon S.A., Las Dos Chozas S.A. and as vice chairman of Havanna S.A. and as a director of Paiguen S.A. and as alternate director of Impresora Contable S.A.

María Belén Franchini was born on December 30, 1975. She is an alternate member of our Board of Directors. Ms. Franchini holds a law degree from the Law School of the University of Buenos Aires and has a post-graduate degree from UNESCO in “Culture of Peace and Human Rights” from the Autonomous University of Barcelona. Ms. Franchini also serves as director of Transportadora de Gas del Sur S.A. and as alternate director of Siderar Sociedad Anónima Industrial y Comercial.

Guillermo Goldberg was born on January 31, 1957. He is our deputy general manager. He is a member of our systems committee, our asset and liabilities committee and our risk management committee. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.

Jorge Francisco Scarinci was born on May 19, 1970. He is our financial and investor relations manager and our finance manager. He is a member of our assets and liabilities committee. Mr. Scarinci holds a degree from the School of Economics of the University of Belgrano in Argentina, a master in finance from the University of CEMA and became CFA in 2001. Mr. Scarinci has been with us since May 2006.

Ana María Magdalena Marcet was born on February 24, 1961. She is our credit risk manager. She has been a member of our staff since December 1996. She is a member of our senior credit committee, our senior legal recovery committee and our risk management committee. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a master in banking management from the University of CEMA, both located in Argentina.

Miguel Leon Gurfinkiel was born on December 13, 1950. He is the government portfolio manager. He has been a member of our staff since April 2006.

Horacio Ricardo Sistac was born on March 7, 1956. He is our corporate banking manager. He is a member of our assets and liabilities committee and our senior credit committee. Mr. Sistac holds a public accounting degree from the Catholic University of Buenos Aires in Argentina. Mr. Sistac has been with us since September 2005.

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

Eduardo Roque Covello was born on February 20, 1957. He is the operations manager and a member of our systems committee. Mr. Covello holds a business administration degree from the Argentine Business School. He has been a member of our staff since January 1996.

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

Rodolfo Alejandro Lehman was born on November 22, 1962. He is our security manager. He holds a post-graduate degree in Money Laundering from the University of Salvador. He has been with us since July 1, 1987.

Claudia Cueto was born on March 22, 1960. She is our systems manager and a member of our systems committee. She holds a system degree from Argentine University of Business. She has been with us since August 2008.

Cármen Esther Estévez was born on April 28, 1957. She is our internal audit manager and a member of our internal audit committee. Ms. Estévez holds an accounting degree and a master degree in system audits from the School of Economics of the University of Buenos Aires in Argentina. She has been a member of our staff since October 1997.

María Milagro Medrano was born on October 27, 1976. She is our institutional relations manager and a member of our systems committee. She is an alternate director of Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. Ms. Medrano holds a business administration degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.

Ernesto López was born on October 5, 1972. Mr. López holds a law degree from the Law School of the University of Buenos Aires in Argentina. He is our legal manager and a member of our senior legal recovery committee. He has been a member of our staff since October 1999.

Alberto Figueroa was born on September 1, 1960. He is our management control and relationship with the regulatory authorities manager. He is a member of our risk management committee, our ethic performance and compliance committee and our anti-money laundering committee. He holds a public accounting degree from de University of Buenos Aires. He has been with us since March 2007.

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

The aggregate amount of compensation paid by Banco Macro and their subsidiaries to all of their directors, alternate directors and members of supervisory committe for the fiscal year 2011 was Ps. 59.8 million. The aggregate amount of compensation paid by Banco Macro to its senior management for the fiscal year 2011 was Ps. 17.6 million.

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

Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Roberto José Feletti, Pablo López, Chrystian Gabriel Colombo, María Belén Franchini and Fernando Raúl García Pulles qualified as independent members of the Board of Directors under these criteria.

Alejandro Almarza, Roberto Julio Eilbaum, Alejandro Carlos Piazza, Vivian Haydee Stenghele, Carlos Javier Piazza, Leonardo Pablo Cortigiani and Javier Rodrigo Siñeriz qualified as independent members of our supervisory committee under these criteria.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2011:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	54	2011	April 2012
Roberto Julio Eilbaum	Syndic	67	2011	April 2012
Vivian Haydee Stenghele (1)	Syndic	42	2011	April 2012
Carlos Javier Piazza	Alternate syndic	53	2011	April 2012
Alejandro Carlos Piazza	Alternate syndic	57	2011	April 2012
Javier Rodrigo Siñeriz (1)	Alternate syndic	41	2011	April 2012

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10 “Additional Information—Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.

The following table sets forth certain relevant information of the members of our supervisory committee elected by the Ordinary shareholders’ meeting held on April 16, 2012:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	54	2012	April 2013
Alejandro Carlos Piazza	Syndic	57	2012	April 2013
Vivian Haydee Stenghele (1)	Syndic	42	2012	April 2013
Carlos Javier Piazza	Alternate syndic	53	2012	April 2013
Leonardo Pablo Cortigiani	Alternate syndic	43	2012	April 2013
Javier Rodrigo Siñeriz (1)	Alternate syndic	41	2012	April 2013

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10 “Additional Information—Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.

Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A., Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Warrants S.A., Emgasud S.A., Seguro de depósitos S.A. and Aseguradores Argentinos Cia. de reaseguros S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Roberto Julio Eilbaum was a syndic on our supervisory committee during 2011. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina.

Vivian Haydee Stenghele is a syndic on our supervisory committee. Ms. Stenghele holds an accounting degree from the University of Buenos Aires in Argentina. Ms. Stenghele also serves as syndic of Nucleoeléctrica Argentina S.A. and Nación Factoring S.A. and as alternate syndic of S.A. San Miguel. Ms. Stenghele is a member of the Accountants ProfessionalAssociation of the City of Buenos Aires.

Carlos Javier Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion S.A. and Macro Warrants S.A. and as alternate syndic of Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Banco Privado de Inversiones S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Alejandro Carlos Piazza was an alternate syndic on our supervisory committee during 2011 and was appointed as syndic for 2012. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion S.A. and Macro Warrants S.A. and as alternate syndic of Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A., Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and Aseguradores Argentinos Cia. de reaseguros S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Javier Rodrigo Siñeriz is an alternate syndic on our supervisory committee. Mr. Siñeriz holds a law degree from the Law School of the Catholic University of Argentina. Mr. Siñeriz also holds a master degree in law and juricature from the Austral University, a master degree in Govermental law from the School of Lawyers of the Government and a specialization in fiscal law from the Litoral National University. He is also a certified financial advisor from the Spaniard Institute of Financial Advisors (Instituto Español de Asesores Financieros). Mr. Siñeriz also serves as syndic of Pellegrini S.A. Gerente de Fondos Comúnes de Inversión, Nación Factoring S.A. and SA San Miguel AGICI y F and as alternate syndic of Nación Leasing S.A., Nación Servicios S.A., Energía Argentina S.A., Fábrica Argentina de Aviones Brig. San Martín S.A., Líneas Aéreas Federales S.A, and Tandanor SACIyN..

Leonardo Pablo Cortigiani is an alternate syndic on our supervisory committee since April 16, 2012. Mr. Cortigiani holds an accounting degree form the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as syndic of Macro fiducia S.A, Macro Decurities S.A. Sociedad de Bolsa and Banco Privado de Inversiones S.A and served as alternate syndic of Macro Warrants S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Audit Committee

Our audit committee is comprised of three directors, all of which have independent status according to CNV, and one alternate director, who is also independent. The Argentine independence standards under the rules of the CNV differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards. See item 16.G “Corporate Governance”.

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

The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2011:

Name	Position	Age	Year of Appointment(1)	Status
Guillermo Eduardo Stanley	Chairman	63	2007	Independent
Carlos Enrique Videla	Vice Chairman	66	2007	Independent
Alejandro Macfarlane	Member	46	2007	Independent
Fernando Raúl García Pulles	Alternate Member	56	2007	Independent

(1)	All of the members of our audit committee who were appointed through a resolution of the Board of Directors dated May 2, 2007 were elected for one-fiscal year renewable terms. They were renewed by the Board of Directors in June 6, 2008, in April 24, 2009, in May 7, 2010 and May 5, 2011.

The following table sets forth certain relevant information of member of the audit committee elected by the Board of Directors meeting held on April 16, 2012:

Name	Position	Age	Year of Appointment	Status
Guillermo Eduardo Stanley	Chairman	63	2007	Independent
Carlos Enrique Videla	Vice Chairman	67	2007	Independent
Alejandro Macfarlane	Member	46	2007	Independent
Chrystian Colombo	Alternate Member	59	2012	Independent

A brief biographical description of the members of our audit committee is included in Item 6.A “Directors and Senior management”

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

The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2011:

Name	Position
Jorge Horacio Brito	Chairman
Jorge Pablo Brito	Director—coordinator
Marcos Brito	Director

Internal audit committee. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2011:

Name	Position
Constanza Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Eduardo Stanley	Director—Independent
Carmen Esther Estévez	Internal audit manager—coordinator

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

The following table sets forth certain relevant information of senior members of the systems committee as of December 31, 2011:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Constanza Brito	Head of human resources and organization and processes department
Daniel Hugo Violatti	Accountancy and Tax manager
Eduardo Roque Covello	Operations manager
María Milagro Medrano	Institutional relations manager
Claudia Cueto	Systems manager—coordinator
Brian Anthony	Distribution and Sales Manager

Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps. 10,000,000 and examines periodic reports related to our loan portfolio.

The following table sets forth certain relevant information of the senior members of the senior credit committee, as of December 31, 2011:

Name	Position
Jorge Horacio Brito	Chairman
Jorge Pablo Brito	Director
Marcos Brito	Director
Horacio Ricardo Sistac	Corporate Banking Manager
Ana María Magdalena Marcet	Credit Risk manager—coordinator

Assets and liabilities committee. The assets and liabilities committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to the Bank’s liquidity, market, interest rate and currency risks.

The following table sets forth certain relevant information of the senior members of our assets and liabilities committee as of December 31, 2011:

Name	Position
Jorge Pablo Brito	Director
Luis Cerolini	Director
Guillermo Goldberg	Deputy general manager
Jorge Francisco Scarinci	Financial and Investor relations manager—coordinator
Brian Anthony	Distribution and Sales manager
Horacio Ricardo Sistac	Corporate banking manager
Francisco Muro	Retail banking manager
Marcos Brito	Director

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

The following table sets forth certain relevant information of the senior members of our anti-money laundering committee as of December 31, 2011:

Name	Position
Juan Pablo Brito Devoto	Director
Luis Cerolini	Director
Ernesto Eduardo Medina	Deputy general manager
Alberto Figueroa	Management Control manager

Senior Legal Recovery committee. The senior legal recovery committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. The committee’s functions and powers are to: a) approve special recovery policies for different bank segments; b) analyze and decide on payment or refinancing proposals that are exceptional to specified refinancing policies and reductions and also meet some of the following requirements: -The principal owed is higher than Ps. 500,000; or—implies a capital reduction in excess of Ps. 100,000; c) analyze and decide on proposals for the termination of account management and the filing of court proceedings for unpaid principal amounts higher than Ps. 500,000; d) analyze and decide on the selection of Law Firms to manage principal debts in excess of Ps. 500,000; e) discuss and decide on recovery policies or portfolio sales proposed by the Junior Recovery Committee; f) approve write off of debts higher than Ps. 500,000; g) determine, in both court and out-of-court tenders, the value of property guaranteeing financing in cases where powers granted exceed the scope of those conferred upon other empowered institutions.

The following table sets forth certain relevant information of the senior members of our Senior Legal Recovery committee as of December 31, 2011:

Name	Position
Jorge Pablo Brito	Director
Luis Carlos Cerolini	Director
Marcos Brito	Director
Ernesto López	Legal manager-coordinator
Ana María Magdalena Marcet	Credit Risk manager

Risk Management Committee: The committee is responsible for monitoring senior management activities with respect to credit, market, liquidity, operational, performance and reputational risks, among others. The committee’s mission is to supervise that the controls and procedures in place are adequate to mitigate any risk, and to recommend and implement updates to risk management policies and procedures. In addition, this committee gives advice to the Board of Directors regarding the Bank’s overall risk. Furthermore, this committee is responsible for notifying the Board of Directors and senior management about any failure to comply with applicable limits to risk exposure, suggesting remedies, such as assuming the risk, mitigating the risk or eliminating the risk.

The following table sets forth certain relevant information of the senior members of our risk management committee as from January 1, 2012:

Name	Position
Jorge Pablo Brito	Director—Coordinator
Constanza Brito	Director
Carlos Videla	Director—Independent
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Ana María Magdalena Marcet	Credit Risk manager
Alberto Figueroa	Management and Control manager

Ethic Performance and Compliance Committee: This committee is responsible for implementing ethic guidelines set forth by the Board of Directors and supervising compliance. In addition, this committee promotes the implementation of the Bank’s social responsibility policies and fosters the adoption of such policies by setting forth tools and procedures that will enable management to incorporate social responsibility policies and consequently spread those policies within the Bank.

The following table sets forth certain relevant information of the senior members of our ethic performance and compliance committee as from January 1, 2012:

Name	Position
Jorge Pablo Brito	Director
Carlos Videla	Director—Independent—Coordinator
Guillermo Stanley	Director—Independent
Constanza Brito	Director
Alberto Figueroa	Management and Control manager

Nominating and Corporate Governance Committee: This committee is responsible for evaluating the Board of Directors’ performance as well as analyzing any possible change or substitution in the Bank’s senior management. Nonetheless, this committee does not replace the judgment on performance of the Board of Directors by the shareholders in the annual ordinary shareholders’ meeting.

The following table sets forth certain relevant information of the senior members of our nominating and corporate governance committee as from January 1, 2012:

Name	Position
Jorge Pablo Brito	Director
Constanza Brito	Director—Coordinator
Carlos Videla	Director—Independent

Incentives Committee: The committee’s main functions are to control that incentives plans to all personnel –excluding directors- is consistent with the business culture, long term business plan, goals, business strategy, and applicable regulations of the Bank.

The following table sets forth certain relevant information of the senior members of our incentives committee as from January 1, 2012:

Name	Position
Jorge Pablo Brito	Director
Carlos Videla	Director—Independent
Constanza Brito	Director—Coordinator

D. Employees

As of December 31, 2011 we had 8,459 employees, 38% of whom worked at our headquarters and the remaining 62% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2009	2010	2011
Headquarters	2,775	3,081	3,175
Branches	5,088	5,128	5,284
Total	7,863	8,209	8,459

E. Share Ownership

As of March 31, 2012, the persons who are currently members of our Board of Directors, our Supervisory Committee or are our senior management held as a group a total of 239,230,598 shares of our capital stock. This represented approximately 40% of our outstanding capital stock and 44% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Delfín Federico Ezequiel Carballo, Marcos Brito, Luis Carlos Cerolini, Carlos Enrique Videla, Delfín Federico Ezequiel Carballo, Marcos Brito and Alberto Figueroa no member of our Board of Directors, the Supervisory Committee or senior management directly or beneficially owned shares as of March 31, 2012.

The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors, our supervisory committee and members of senior management, as of March 31, 2012:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Percentage of Capital stock (%)	Percentage of Voting rights(%)
Jorge Horacio Brito	5,362,889	111,350,304		19.63%	21.61%
Delfín Jorge Ezequiel Carballo(1)	4,895,416	106,805,523	(1)	18.79%	20.53%
Juan Pablo Brito Devoto	281,590	5,020,799		0.89%	1.01%
Luis Carlos Cerolini	—	9		0.00%	0.00%
Carlos Enrique Videla	5,874	—		0.00%	0.00%
Delfín Federico Ezequiel Carballo	—	5,462,709		0.92%	0.85%
Marcos Brito	—	30,000		0.00%	0.00%
Alberto Figueroa	—	15,485		0.00%	0.00%

Total	10,545,769	228,684,829		40.23%	44.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2011, we had 584,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,249,498 Class B shares. Additionally, during 2011 the Bank repurchased 10,000,000 Class B shares, resulting in a total of 594,485,168 shares all of them with a par value of Ps. 1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2011:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)		Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	182,655,560		182,655,560	30.72%		28.57%
Jorge Horacio Brito	5,362,889	110,523,403	(1)	115,886,292	19.49%		21.48%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	18.79%		20.53%
Other Shareholders	977,365	183,265,012	(3)	184,242,377	31.00	%(2)	29.43%

Total	11,235,670	583,249,498		594,485,168	100.00%		100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.
(2)	The 20.72% of capital stock is held in the form of ADSs issued by The Bank of New York.
(3)	Includes 10,000,000 repurchased shares.

As of March 31, 2012, we had 584,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,249,498 Class B shares. Additionally, during 2011 the Bank repurchased 10,000,000 Class B shares, resulting in a total of 594,485,168 shares all of them with a par value of Ps. 1.00 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2012:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)		Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	182,655,560		182,655,560	30.72%		28.57%
Jorge Horacio Brito	5,362,889	111,350,304		116,713,193	19.63%		21.61%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	18.79%		20.53%
Other Shareholders	977,365	182,438,111	(3)	183,415,476	30.85	%(2)	29.30%

Total	11,235,670	583,249,498		594,485,168	100.00%		100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York
(2)	The 20.02% of capital stock is held in the form of ADSs issued by The Bank of New York.
(3)	Includes 10,000,000 repurchased shares.

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, since December 31, 2007:

Date	Capital Stock (Shares)	Event	Major Shareholders
December 31, 2007	683,943,437		Jorge H. Brito 18.87%
			Delfín Jorge Ezequiel Carballo 16.80%

February 29, 2008	683,978,973	Capital Increase (1)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.56%

December 31, 2008	683,978,973	Transfer of shares (2)	Jorge H. Brito 18.17%
			Delfín Jorge Ezequiel Carballo 16.56%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 26.62%

April 30, 2009	623,978,973	Capital Decrease (3)	Jorge H. Brito 20.11%
			Delfín Jorge Ezequiel Carballo 18.15%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 29.18%

September 30, 2009	594,485,168	Capital Increase/Decrease (4) (5)	Jorge H. Brito 20.78%
			Delfín Jorge Ezequiel Carballo 19.05%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.62%

December 31, 2010	594,485,168		Jorge H. Brito 20.27%
			Delfín Jorge Ezequiel Carballo 18.76%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.65%

December 31, 2011	594,485,168		Jorge H. Brito 19.49%
			Delfín Jorge Ezequiel Carballo 18.79%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.72%

March 31, 2012	594,485,168		Jorge H. Brito 19.63%
			Delfín Jorge Ezequiel Carballo 18.79%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.72%

(1)	On June 4 and June 5, 2007, shareholders’ meetings for Banco Macro and Nuevo Banco Suquía, respectively, resolved to authorize the merger of Nuevo Banco Suquía into the Bank and an increase in the capital stock of the Bank’s from Ps.683,943,437 to Ps.683,978,973, issuing 35,536 Class B ordinary shares with a Ps. 1.00 par value each and the right to one vote per share, to be granted to the minority shareholders of Nuevo Banco Suquía, as a result of the merger. Although this capital increase was authorized in 2007, the new shares were issued on February 12, 2008.
(2)	On November 20, 2008, the Argentine Congress passed Law No. 26,425 unifying the Argentine pension and retirement system into a system publicly administered by the ANSES, eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to ANSES. These transferred assets included shares of Banco Macro.
(3)	Related to the reduction of the capital stock by 60,000,000 registered Class B shares entitled to 1 vote each with a face value of Ps. 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market was going through in general. On April 21, 2009, and after BCBA authorization, the Bank’s general ordinary and extraordinary shareholders’ meeting and special shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the IGJ registered, and the Central Bank consented to the capital stock reduction.
(4)	Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel, in the merger process with such bank.
(5)	Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of ARS 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (3) above. On September 10, 2009, the Bank’s general ordinary and extraordinary shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. Subsequently, the BCBA and the CNV approved such capital reduction, the IGJ recorded it and the Central Bank acknowledged it.

B. Related Party Transactions

We are not party to any transactions with, and have not made any loans to, any of our directors, key management personnel or other related persons, nor are there any proposed transactions with such persons, except for those permitted by applicable law. Some of our directors have been involved in certain credit transactions with us. The Argentine Corporate Law and Central Bank Rules allow directors of a corporation to enter into a transaction with such corporation if the transaction is in line with prevailing market practice. Additionally, lending to persons or entities affiliated with us is subject to the regulations of the Central Bank. These regulations set limits on the amount of credit that can be extended to affiliates based on, among other things, a percentage of our regulatory capital (RPC).

We are required by the Central Bank to present, on a monthly basis, a list of the outstanding amount of credit advanced to directors, controlling shareholders, key officers and other related entities, which is recorded in the minute book of the Board of Directors. Central Bank Rules establish that loans to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public. Additionally, the Central Bank establishes limits for the transactions with related parties.

“Related parties” is defined under Central Bank rules as our directors, our key officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated.

For the years ended December 31, 2011, 2010 and 2009 an aggregate of Ps. 191.4 million, Ps. 55.0 million and Ps. 15.7 million, respectively, in financial assistance granted by us (including loans, leasing and guarantees granted) was outstanding to related parties. The single largest amount of financial assistance outstanding as of December 31, 2011 was a peso denominated loan by total amount of Ps. 71.4 million to Inversora Juramento S.A. with an interest rate of 18.25%. All of these loans (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

Likewise, as of December 31, 2011, 2010 and 2009, the total amount of deposits made by related parties to the Bank amounted to Ps. 244.9 million, Ps. 181.0 million and Ps. 124.4 million, respectively. In addition, as of December 31, 2011 we held time deposits for an aggregate amount of Ps. 1,768 millions made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund), which we consider “related party” as from April 2011 in accordance with FASB 850 and for purposes of this item (although it is not considered a “related party” under Central Bank rules). As of December 31, 2011 ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund) held 30.72% of the Bank’s capital stock and 28.57 % of the Bank’s votes, following the issuance of Emergency Decree No. 441 in April 2011.

For further information regarding related parties transactions see note 8 to our consolidated financial statements for the year ended December 31, 2011.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2011 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding Legal proceedings see note 16 “Tax claims” to our consolidated financial statements for the year ended December 31, 2011.

Dividend Policy

Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.

In addition, we are subject to new Central Bank rules regarding dividends distribution. Under these rules, dividends can not be distributed if after effecting such distribution certain minimum capital requirements are not met. For more information, see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—New Requirements Applicable to Dividend Distribution”.

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

For the fiscal year ended December 31, 2011 we were not able to distribute dividends because we did not reach the regulatory benchmark for dividend distribution under Central Bank regulations. We cannot assure that in the future we will be able to reach this regulatory benchmark for dividend distribution. For more information, see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—New Requirements Applicable to Dividend Distribution”.

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

We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under the new regulations on distribution of dividends, the maximum distributable amount cannot exceed the excess minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; i.e. the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75% capital. For the fiscal year ended December 31, 2011 we were not able to distribute dividends because we did not reach the regulatory benchmark for dividend distribution under Central Bank regulations. We cannot assure that in the future we will be able to reach this regulatory benchmark for dividend distribution. For more information, see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—New Requirements Applicable to Dividend Distribution”.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our audited consolidated financial statements as of and for the three years ended December 31, 2011.

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

Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. We have not been able to make payment of dividends within this term in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends.

Legal reserve requirement

According to the Argentine Financial Institutions Law, or the Financial Institutions Law, and Central Bank rules, we are required to maintain a legal reserve of 20% of our yearly income plus or minus prior-year adjustments and minus the accumulated loss at the prior year closing period. The legal reserve is not available for distribution to shareholders. Under Argentine Corporate Law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order: (i) to comply with the legal reserve requirement, (ii) to pay the accrued fees of the members of the Board of Directors and statutory supervisory committee; (iii) to pay fixed dividends, which are applied first to pending and unpaid dividends and holders of preferred stock (if applicable); (iv) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and (v) the remainder of the net income for the year may be distributed as dividends on common stock or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Personal assets tax

Our shareholders approved the absorption of personal asset tax by us for the fiscal year 2011. There can be no assurance that in the future this tax will be absorbed by the Bank. For more information, see “Item 10. Additional Information—E.Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs—Personal Assets Tax”.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low market prices in pesos for our Class B shares on the BCBA for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low
2012:

March	10.85	9.38
February	11.65	9.85
January	12.50	9.55

2011:
December	10.10	8.85
November	10.60	8.75
October	11.75	8.50

2011	21.40	8.50
2010	22.50	9.40
2009	12.65	3.36
2008	8.46	2.12
2007	12.30	7.20

2012	12.50	9.38
1st quarter

2011
4th quarter	11.75	8.50
3rd quarter	17.10	9.40
2nd quarter	18.40	13.55
1st quarter	21.40	16.00

2010
4th quarter	22.50	16.95
3rd quarter	18.70	11.60
2nd quarter	12.65	9.60
1st quarter	12.65	9.40

Source: BCBA Bulletin.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro	High	Low
2012:

March	21.89	19.00
February	25.11	20.14
January	27.06	20.00

2011:
December	21.42	18.90
November	22.30	18.56
October	24.72	18.09

2011	51.94	18.09
2010	56.57	23.74
2009	33.85	8.72
2008	26.67	4.92
2007	39.11	22.40

2012
1st quarter	27.06	19.00

2011
4th quarter	24.72	18.09
3rd quarter	40.34	19.81
2nd quarter	43.74	30.89
1st quarter	51.94	38.21

2010
4th quarter	56.57	42.83
3rd quarter	47.46	28.99
2nd quarter	32.31	24.58
1st quarter	32.77	23.74

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

As of December 31, 2011, our capital stock consists of Ps. 594,485,168, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 583,249,498 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.

Under our bylaws, we may issue different classes of shares of common stock entitled with one or five votes per share. However, as long as we remain in the public offering regime we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid.

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

Shareholders’ liability

Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under Argentine Corporate Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also “Risk Factors—Our shareholders may be subject to liability for certain votes of their securities”.

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

Rights attaching to shares

Shareholders may not claim the payment of dividends from us once three years have elapsed from the date on which the relevant dividend was made available to such shareholders. For a description of requirements applicable to dividend distribution see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—New Requirements Applicable to Dividend Distribution”.

Registration requirements of foreign companies that hold Class B shares directly

There are no restrictions imposed by Argentine law or our by-laws or other organizational documents regarding the rights of non-residents or foreign persons to hold or vote our shares or our ADSs.

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

Argentine Corporate Law reserves the right to cumulative voting in order to elect up to one third of the directors and one third of the members of the supervisory committee to fill vacancies of the Board of Directors and of the supervisory committee, respectively, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect minority interests, as it gives rise to the possibility, but does not ensure, that minority interests will be able to elect some of their candidates. Such system works by multiplying the number of members that are taking part in the proceeding by the number of contemplated vacancies, which cannot exceed one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the Board of Directors or the supervisory committee.

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

Election of directors

On April 16, 2012, our shareholders approved the proposal of the Board of Directors and amended our bylaws increasing the size of our Board from 12 to 13 members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than 13 directors. Any director so appointed will serve for three fiscal years. If the shareholders elect nine or more board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

Change in capital

Our by-laws do not establish conditions for the changes in our capital more stringent than those conditions imposed by the Argentine Corporate Law. For a description of conditions for the changes in our capital imposed by the Argentine Corporate Law see “-Ordinary and extraordinary meetings”.

Purchases of Equity Securities by the Issuer

According to Decree No. 677/01, a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect; (c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess. The shares acquired by the company shall be disposed of by the company within the maximum term of three years counted as from the date of acquisition thereof or cancelled. Upon disposing of the shares, the issuer shall make a preemptive offer thereof. Such preemptive offer will not be mandatory in certain specific cases. For more information, please see Item 16.E.

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

•

The consideration offered beforehand, or the placement of the new shares, in the event that a public offering has been made with regard to the same shares or if new shares have been issued, if applicable, during the last year, to be counted as of the date of the agreement for the withdrawal application.

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

D. Exchange controls

Exchange rates

On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the peso to float. The shortage of U.S. dollars and their heightened demand caused the peso to further devalue significantly in the first half of 2002 reaching a value of Ps. 3.8675 per US$1.00 in June 2002.

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

	Exchange Rates
	High	Low	Average (1)	Period-end
2007	3.1797	3.0553	3.1156	3.1510
2008	3.4537	3.0128	3.1614	3.4537
2009	3.8545	3.4497	3.7301	3.7967
2010	3.9857	3.7942	3.9127	3.9758
2011	4.3035	3.9715	4.1302	4.3032
October 2011	4.2358	4.2045	4.2221	4.2355
November 2011	4.2807	4.2377	4.2601	4.2807
December 2011	4.3035	4.2780	4.2888	4.3032
January 2012	4.3383	4.3048	4.3206	4.3362
February 2012	4.3565	4.3337	4.3463	4.3565
March 2012	4.3785	4.3345	4.3563	4.3785
Source: Central Bank

(1)	Based on daily closing price.

Exchange controls

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market (hereinafter, “MULC” as per the initials in Spanish) through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (a) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in self-regulated markets; and (b) all inflows of funds by non-residents channeled through the MULC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in self-regulated markets), and investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (a) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds must be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit is to be denominated in U.S. dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions. The requirements of Decree 616/2005 were subsequently eased, as detailed below.

Within this context and pursuant to Communication “A” 4359, the Central Bank issued regulations relating to the Deposit, which must be made as soon as foreign currency is transferred into Argentina through the MULC in the following cases:

(a) financial indebtedness incurred by the financial sector and by the private, non-financial sector, except for primary issuances of publicly traded and listed debt securities;

(b) primary issuance of shares by resident companies whose shares are neither registered for public offering nor listed in any self-regulated market, to the extent they do not qualify as “foreign direct investment;”

(c) portfolio investments by non-residents to be applied to holdings of local currency and financial assets and liabilities in the financial sector and in the private, non-financial sector, to the extent they do not relate to the primary issuance of publicly traded and listed debt securities or publicly traded and listed shares issued by resident companies; and

(d) portfolio investments by non-residents to be applied to the acquisition of rights in secondary markets concerning securities issued by the public sector.

On the basis of Resolution No. 365/2005 of the Ministry of Economy and Production, starting on June 29, 2005, inflows of funds resulting from the following transactions are also subject to the Deposit, pursuant to Communication “A” 4377:

(a) Portfolio investments by non-residents to be applied to the primary subscription of securities issued by the Central Bank.

(b) Proceeds from the sale of off-shore assets by private sector residents, in the amount that exceeds US$2,000,000 per calendar month, in the aggregate of the institutions authorized to conduct foreign exchange transactions.

In addition, pursuant to Resolution No. 637/2005 of the Ministry of Economy and Production, starting on November 17, 2005, all inflows of funds into the local foreign exchange market aimed at the subscription of primary issuances of notes, bonds or participation certificates issued by the trustee of a trust, either admitted or not to public offering and regardless of their being listed in self-regulated markets, are required to comply with the Deposit in so far as the inflow of funds for the acquisition of any of the trust assets would be subject to the Deposit (Communication “B” 8599).

For foreign currency inflows denominated other than in U.S. dollars, the foreign exchange rates to be considered upon determining the amount of the Deposit are those applicable to repo transactions at the close of the foreign exchange market as quoted by Banco de la Nación Argentina on the business day immediately preceding the date when the Deposit is made. The following transactions are the main exceptions to the Deposit:

1) foreign currency settlements by residents resulting from foreign currency-denominated loans granted by local financial institutions;

2) inflows of foreign currency into the foreign exchange market due to direct investment contributions in Argentina (i.e., investments in real estate or ownership interests of at least 10% in the capital stock or voting rights of local companies) and sales of ownership interests in local companies to direct investors, to the extent certain documentation set forth by Communication “A” 4762 (as amended) is presented;

3) all types of inflows of funds into Argentina by Multilateral and Bilateral Credit Agencies and Official Credit Agencies (as listed in the Exhibit to Communication “A” 4662, as amended by Communications “A” 4832 and “A” 5011) either directly or through their related agencies, in so far as such funds pertain to transactions conducted in full compliance with their purposes (Communication “A” 4377);

4) financial indebtedness with non-resident creditors of the financial sector and of the private, nonfinancial sector, to the extent the proceeds from the foreign exchange settlement are simultaneously applied, net of taxes and expenses, to: (i) the acquisition of foreign currency to repay external debt services and (ii) the formation of long-term off-shore assets (Communication “A” 4377);

5) financial indebtedness with non-resident creditors of the private, non-financial sector, to the extent it has been incurred and repaid in an average term of not less than two years, including principal and interest payments, and the loan proceeds are applied to investments in non-financial assets (Communication “A” 4377);

6) inflows into the foreign exchange market arising from repatriations of off-shore assets of resident legal entities, when the proceeds from the sale of such assets are destined for the acquisition of non-financial assets as listed under Communications “C” 42303, 42884, 44670 y 46394;

7) inflows of funds into the foreign exchange market arising from repatriations of resident individuals and legal entities’ external off-shore assets, when the proceeds from the sale of such assets are destined for new capital contributions into resident companies and such companies apply them to the acquisition of non-financial assets as listed in Communications “C” 42303, 42884, 44670 y 46394;

The following is a description of the main aspects of Central Bank regulations concerning inflows and outflows of funds in Argentina.

Inflow of Capital

Capital

Foreign indebtedness incurred by (a) the private non-financial sector in connection with bonds and financial loans; and (b) the financial sector in connection with bonds, financial loans (including repos of securities), and offshore financial credit lines, are to be settled through the MULC (Communication “A” 5265).

Debt issuances by the private (financial and non-financial) sector denominated in foreign currency, with principal and interest payments not solely payable in Pesos in Argentina are to be subscribed in foreign currency and the proceeds must be settled through the MULC (Communication “A” 5265).

Transfer and settlement of such funds through the foreign exchange market shall be conducted within a term of up to 30 calendar days as from the date of the disbursement abroad and shall be subject to the rules and regulations in force on the date the foreign currency is settled through the MULC (Communication “A” 5265).

Any new financial indebtedness channeled through the MULC and any debt renewal with foreign creditors incurred by Argentine residents from the financial sector and from the private, non-financial sector, must be agreed and maintained for terms of at least 365 calendar days as from the date of settlement of the funds or renewal of the debt, as applicable, and they may not be prepaid before the lapse of said term, irrespective of the manner of cancellation of the obligation to the foreign creditor and of whether said cancellation is effected with or without access to the MULC (Communication “A” 5265).

Exempted from the provisions described in the preceding paragraph are the primary issuances of publicly traded and listed securities.

Outflow of Capital

Payment of Services

There are no restrictions on remittances abroad for payment of services rendered by non-residents, irrespective of the item (freights, insurance, royalties, technical assistance, fees, etc.) (Communication “A” 5264). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction, the type of service rendered and the amount to be transferred abroad.

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for the payment of interest by the private, non-financial sector and in the financial sector (Communication “A” 5264) in accordance with the following terms: (1) payment is made within 15 calendar days of the maturity date of each interest payment; (2) the payment is accrued at any time during the then-current interest period; and (3) as from the date of disbursement of the funds abroad and until settlement thereof through the MULC, access to the MULC is granted exclusively for the difference between the interest due and the profits from the funds deposited abroad.

Access to the MULC for payment of interest on debt shall be allowed for interest accrued as from the date of settlement of the foreign currency in the MULC, or the effective date of disbursement of the funds if they were credited in correspondent accounts of entities authorized to settle such funds through the MULC, within 48 business hours from the date of disbursement (Communication “A” 5264).

In order to proceed with remittances abroad for payment of interest on debt of all types, the entities involved must first verify that the debtor has complied with the reporting requirements imposed under Communication “A” 3602 dated May 7, 2002 and meets all other requirements set forth in Communication “A” 5264.

In addition, access to the MULC is permitted for remittances abroad to pay earnings and dividends insofar as they arise from closed and audited balance sheets (Communication “A” 5264).

Financial Debts

Payment of principal under foreign financial indebtedness incurred by Argentine residents in the financial sector and in the private, non-financial sector (except in the case of payment of primary issuances of publicly traded and listed debt securities) may only proceed after the expiration of a 365 calendar-day term as from the date of settlement of the loan proceeds or any other applicable minimum term imposed that may apply (Communication “A” 5265).

Access to the MULC for the prepayment of principal under foreign indebtedness incurred by Argentine residents of the private, non-financial sector, is allowed in accordance with Communication “A” 4177, as amended and restated by Communication “A” 5265, as follows:

(1) at any time within 30 calendar days prior to maturity, to the extent the applicable minimum stay-period has been complied with;

(2) prior to such 30-day term, either in whole or in part, to the extent the applicable minimum stay-period has been complied with and any of the following conditions has been met:

(2.1.) the amount of the prepayment in foreign currency applied to the repayment of the debt to foreign creditors may not exceed the current value of the debt portion being cancelled; and

(2.2.) should such payment be financed with new indebtedness, either in whole or in part, or should it be part of a debt-restructuring process, the terms of the new indebtedness and any net cash payment being made must not imply an increase in the current value of the debt;

(3) any number of days in advance as operationally required for payment to the creditor at maturity, in the case of principal installments that must be paid subject to compliance with specific conditions expressly stipulated in the foreign re-financing agreements executed and implemented with foreign creditors as from February 11, 2002 (the date of the MULC’s commencement of operations).

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 4662 as amended by Communications “A” 4692, “A” 4832 and “A” 5011 published a restatement of, as well as newly-issued, regulations applicable to access to the MULC by non-residents (as per the definitions contained in the IMF’s Balance of Payments Manual, fifth edition, chapter IV).

In this respect, no prior Central Bank approval is required for any of the following transactions conducted by non-residents in so far as all the requirements imposed in each case have been met:

1. Purchase of foreign currencies for remittances abroad provided that the documentation prescribed by the previously mentioned regulations has been furnished, in the examples stated below, when transactions relate to, or pertain to collections in Argentina, of:

1.1. financial indebtedness originating in external loans of non-residents;

1.2. recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings to the extent that the non-resident client has been recognized as a creditor by a final non-appealable decision of the court of such proceedings;

1.3. repatriations of direct investments in companies in the private, non-financial sector, which are not the controlling companies of local financial entities, provided that the investor has maintained such direct investment for at least 365 calendar days, for the following purposes:

1.3.1. sale of the direct investment;

1.3.2. final liquidation of the direct investment;

1.3.3. capital reduction decided by the local company; and

1.3.4. reimbursement of irrevocable contributions by the local company;

Pursuant to Communication “A” 5237 direct investments disbursed from October 28, 2011, need to be previously transferred into Argentina through the MULC to gain access to the MULC for repatriation. This requirement is made extensible to direct investments related to purchases of local assets by non-residents from other non-residents directly or indirectly controlled by residents, if such local asset was acquired by the non-resident seller after October 27, 2011. In case of transfers of direct investments among non-residents, the inflow requirement shall be met if the non-resident seller transferred the funds into Argentina when the original investment was made, or if such transfer was not mandatory at that time (i.e. the investment was disbursed prior to October 27, 2011).

1.4. collections of interest payments or sales proceeds of other portfolio investments (and their profits) provided that, in the aggregate, they do not exceed the equivalent of US$500,000 per calendar month per individual or legal entity, in all of the entities authorized for dealing in foreign exchange, provided the funds were transferred into Argentina through the MULC at least 365 days prior to the repatriation date. These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Pesos and in foreign currency payable locally, as well as purchases of other internal receivables.

1.5. indemnifications awarded by local courts in favor of non-residents; and

1.6. payments of Argentine imports; and

2. purchases of foreign currency by international organizations and institutions acting as official export credit agencies, as listed in Communication “A” 4662 (as amended and supplemented).

Any transactions not covered by Communication “A” 4662, as amended, are subject to prior Central Bank approval.

Formation of Off-shore Assets by Residents

Communication “A” 5085 (as amended by Communication “A” 5126 and Communication “A” 5198) has rearranged and set forth new regulations, effective as from June 8, 2010, concerning access to the MULC for the formation of off-shore assets, with and without specific allocation by resident individuals and legal entities not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as by local governments.

Access to the MULC is allowed for the purchase of off-shore assets with a specific application to local assets for the following transactions:

1. purchases of foreign currency by resident individuals and legal entities, certain trusts and other estates domiciled in Argentina for its simultaneous application to the primary subscription in foreign currency of Argentine government-issued securities;

2. purchases of foreign currency bills by local governments for their deposits in local accounts held in financial institutions in accordance with the conditions imposed on disbursements of loans granted by International Agencies;

3. purchases of foreign currency bills for their deposit in local bank accounts immediately upon receiving the proceeds from the financings contemplated in Communications “A” 4785 and “A” 4970 and subject to the compliance of the conditions set forth therein;

4. purchases of foreign currency bills by state-owned companies and companies under the control of the government and trusts set up with Argentine public sector funds acquired for their deposit in local accounts used as collateral, in order to guarantee letters of credit or other bank guarantees to secure imports of goods into Argentina and in so far as the funds used for the purchase have been contributed by the Argentine Treasury and the remaining conditions set forth in paragraph 2.4 of Communication “A” 5126 have been met;

5. purchases of foreign currency bills for deposit in local accounts by companies in the non-financial private sector, which carry overdue unpaid debts to foreign creditors and that as of the date of access to the MULC have submitted a debt refinancing proposal to their foreign creditors (the acquired amounts must not exceed the amount of the debt principal and interest payments overdue according to the original repayment schedule or 75% of any cash payments included in the refinancing proposal and the remaining conditions set forth in paragraph 2.5 of Communication “A” 5126 must have been met as well);

6. purchases of foreign currency bills by mutual funds to pay, in Argentina, for the redemption of shares held by clients outside the scope of paragraph 1.b. of Communication “A” 4377 and to the extent that foreign currency for the same amount has been received to that end;

7. purchases of foreign currency bills by stock exchange agents in Argentina who comply with the conditions set forth in paragraph 2.7. of Communication “A” 5126 and that are applied to the payment of securities issued by non-residents and listed in Argentina and abroad purchased from clients outside the scope of paragraph 1.b. of Communication “A” 4377; and

With regard to the formation of off-shore assets by residents without a mandatory specific subsequent application, and subject to prior approval by Argentine tax authorities as described below, the following are permitted:

1. purchases of foreign currency, subject to a monthly limit of US$2.0 million in the aggregate of the entities authorized to deal in foreign exchange, by trusts set up with contributions by the Argentine public sector, and by resident individuals and legal entities organized in Argentina, excluding (i) entities authorized to operate in foreign exchange, (ii) legal entities not registered as such with the Public Registry of Commerce, and (iii) other non-commercial entities, foundations and civil associations not registered in specific registers (excluding tax registers) required by law for such entities to perform their activities in Argentina, for the aggregate of the following items: real estate investments abroad, loans granted to non-residents, contributions pertaining to direct investments abroad by residents, portfolio investments abroad by individuals, other investments abroad by residents, portfolio investments abroad by corporations, purchases of foreign currency bills to be held in Argentina, purchases of traveler’s checks and donations, in compliance with the following requirements: (i) the purchased foreign currency-denominated funds are not applied to purchases in the secondary market of securities issued by residents or ADRs (or similar securities), or issued by non-residents and traded in Argentina; (ii) when purchases in the calendar month exceed US$5,000 and the amount acquired throughout the calendar year exceeds the equivalent of US$250,000, the entity involved must verify that the amounts acquired are consistent with the assets as reported by the client to the tax authorities, or, if applicable, the existence of subsequent events that evidence the sale of assets generated by the funds applied to the acquisition of foreign currency, or that the client has an income during the calendar year that justifies the existence of the funds used; and (iii) a statement by the client that there are no overdue and unpaid principal or interest payments on any type of debts to its creditors abroad (this requirement does not apply to the purchases of bills and traveler checks for amounts not in excess of the equivalent of US$10,000 per calendar month, in the aggregate of the entities authorized to operate with foreign exchange).

In addition, the institutions authorized to operate in foreign exchange may only conduct foreign exchange transactions involving sales of foreign currency to residents destined for portfolio investments abroad provided that the foreign currency is transferred to an account of the client that conducts the foreign exchange transaction opened at (a) a foreign bank organized in an OECD member country whose sovereign debt has been awarded an international rating not below “BBB,” or a foreign bank that consolidates its financial statements in the country with a local banking institution, or (b) in a bank outside the country of permanent residence of an individual who is authorized to reside in Argentina as a “temporary resident” under the terms prescribed by section 23 of Migrations Law No. 25,871, or (c) in a financial institution that habitually engages in investment banking transactions and that has been organized in an OECD member country whose sovereign debt has been awarded an international rating not below “BBB”. The foreign institution where the account is held, together with the client’s bank account number, must be entered in the relevant foreign exchange transaction ticket.

In the case of purchases of foreign currency bills and foreign currency for the aforementioned items, which in the aggregate exceed, in any given calendar month, the equivalent of US$20,000 in all institutions authorized to operate in foreign exchange, the purchase of the excess funds must be conducted by debiting the funds from a sight bank account in the name of the client, or transferred through an electronic payment medium (MEP) in favor of the participating entity from the client’s sight bank account or paid by a check drawn from the client’s bank account.

The entities involved should also have a sworn statement by the client declaring that the foreign exchange transaction to be executed with the entity complies with the applicable monthly thresholds set forth by the regulations and that, at the date of accessing the MULC, the client has complied with all reporting requirements due within the previous 10 business days regarding foreign indebtedness (as set forth by Communication “A” 3602) and direct investments (as set forth by Communication “A” 4237).

Pursuant to Communication “A” 5245, dated November 10, 2011, all entities authorized to operate in foreign exchange must obtain prior approval by the Argentine tax authorities to execute any foreign exchange transactions on behalf of their clients, as set forth by the “Foreign Exchange Transaction Consult Program.” Transactions by local governments, international organizations and institutional export credit agencies listed in communication “A” 4662 (as amended and supplemented), diplomatic and consular offices and personnel, and local offices of certain foreign governments and international organizations, are exempted from the program. The program is not applicable to the sale of foreign currency for purposes different to formation of off-shore assets by residents.

Capital Markets

Securities-related transactions carried out through stock exchanges and self-regulated securities markets must be paid using one of the following mechanisms: (a) in Pesos, (b) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions and (c) through wire transfers against foreign accounts. Under no circumstance shall the settlement of these capital markets transactions be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308).

Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector

Pursuant to Communication “A” 3602 dated May 7, 2002, all individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether Peso or foreign currency-denominated) at the end of each quarter. The debts incurred and repaid within the same calendar quarter need not be reported.

Direct Investments Report

Communication “A” 4237 dated November 10, 2004 established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina. Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights. The reporting requirements prescribed by this Communication “A” 4237 are to be met on a bi-annual basis.

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

We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:

1.	the Class B shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder; or

2.	the Class B shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary;

and, in either case, these dividends will not be eligible for the dividends received deduction allowed to corporations. To the extent that a distribution by us exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the Class B shares or ADSs, and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs before January 1, 2013 will be subject to taxation at a maximum rate of 15% under current law if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance. See below for a discussion of our potential PFIC classification.

Based on existing IRS guidance, it is not entirely clear whether dividends received with respect to the Class B shares will be treated as qualified dividend income, because the Class B shares are not themselves listed on an established securities market in the United States. In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs or Class B stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in the light of your own particular circumstances.

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

There is an exception under which a 35% tax (“equalization tax”) will be imposed on certain dividends approved by the registrant’s shareholders. The equalization tax will be applied only to the extent that distributions of dividends exceed the taxable income of the company increased by non-taxable dividends received by the distributing company in prior years and reduced by Argentine income tax paid by the distributing company.

In this situation the equalization tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Argentine taxation.

Capital gains tax. Due to the amendments made to the Argentine Income Tax Law by Law 25,414, Decree 493/2001 (the “AITL”) and the abrogation of Law 25,414 by 25,556, it is not clear whether certain amendments are in effect. Although opinion No. 351 of the National Treasury General Attorney Office issued an opinion on the most important matters related to capital gains, certain issues still remain unclear:

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

Personal assets tax. Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the proportional net worth value (“valor patrimonial proporcional”), or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Value added tax: The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts: All credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit. The taxpayers that are subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income. Whenever financial institutions governed by Law No. 21.526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income: Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their assets, above an aggregate amount of AR$ 200,000. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

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

Tax treaties. Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden and the United Kingdom. In the case of the double taxation treaty with Switzerland that was under provisional application since January 1, 2001, please note that on January 31, 2012, a brief mention was made in the Official Gazette regarding Argentina’s decision to terminate this treaty. Such decision would be based on a note dated January 16, 2012 -undisclosed as of the date hereof- issued by the Argentine authorities. As unofficially informed, the Argentine authorities would be intending to consider January 16, 2012 as this treaty’s termination date. However, this controversial position would not be supported by Argentine constitutional principles, nor would be in line with the Vienna Convention on the Law of Treaties nor with the treaty provisions. This matter is still unresolved and no official position was informed by the Argentine tax authorities. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

Deposit and Withdrawal of Class B Shares in Exchange for ADSs. No Argentine tax is imposed on the deposit or withdrawal of class B shares in exchange for ADSs.

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

The following table shows the 5-day 99% confidence VaR for the Bank combined trading portfolios for the last two years (in millions of pesos):

	2010	2011
Minimum	36.6	26.6
Maximum	72.5	71.1
Average	57.1	44.2
December 31	49.6	23.3

In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. The main source of our VaR was during 2011 the securities portfolio. On the other hand, our Var for foreign exchange position was significantly reduced during the year.

The following tables show the VaR for trading portfolio by categories for the last two years (in millions of pesos):

Currency risk for foreign exchange position	2010	2011	Change
Minimum	19.6	9.9	(9.7)
Maximum	41.1	20.2	(20.9)
Average	29.2	13.7	(15.5)
December 31	20.3	10.6	(9.7)

Market risk for securities position	2010	2011	Change
Minimum	12.9	15.6	2.7
Maximum	44.0	50.9	6.9
Average	27.9	30.5	2.6
December 31	29.3	12.7	(16.6)

The folowing tables show the main reasons for change in VaR between the last two years (in million of Pesos):

Change in currency risk (VaR) for foreign exchange position (in million pesos):	Change
Change in VaR due to change in position	(5.5)
Change in VaR due to change in volatility	(5.0)
Change in VaR due to change in price	0.8
Total Change in VaR	(9.7)

Change in market risk (VaR) for securities position (in million pesos):	Change
Change in VaR due to change in position	(3.8)
Change in VaR due to change in volatility	(12.3)
Change in VaR due to change in price	(0.5)
Total Change in VaR	(16.6)

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

The following table shows the 3-month 99% confidence VaR for the Bank combined interest rate position for last two years (in millions of pesos):

	2010	2011
Minimum	180.1	340.6
Maximum	283.5	719.0
Average	243.8	502.5
December 31	283.5	719.0

For additional information regarding markert risk management see note 17 to our audited consolidated financial statements for the year ended December 31, 2011.

Item 12. Description of Securities Other Than Equity Securities

A- Not applicable

B- Not applicable

C- Not applicable

D—American Depositary Shares

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

Fees and Direct and Indirect Payments Made by the Depositary to us

Past Fees and Payments

During 2011, we received from the depositary, after withholding income tax deduction, a net reimbursement of US$ 150,230 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by us during the year ended December 31, 2010. In addition, the depositary waived the cost of various support services that it provided to us.

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

We are expecting to receive from the depositary reimbursements for expenses incurred by us during the year ended December 31, 2011 by an amount similar to the one we received for the year ended December 31, 2010.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2011. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

The Bank’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2011 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2011, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of BANCO MACRO S.A. and its subsidiaries, and our report dated April 26, 2012 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 26, 2012

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

CLAUDIO N. NOGUEIRAS

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Guillermo Eduardo Stanley, independent member of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”.

Item 16B. Code of Ethics

In addition to the general code of conduct that applies to all of our employees, we have adopted a code of ethics that applies to directors and senior management, including specifically to our chief executive officer, chief financial officer, chief accounting officer, as well as persons performing similar functions. The text of our code of ethics for our chief executive officer, chief financial officer and chief accounting officer is posted on our web site at: http://www.macro.com.ar/scp/codigoetica.asp. There has been no change in our code of ethics during the period covered by this annual report.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Bank’s Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2010 and 2011 are detailed below.

Thousands of pesos	2010	2011
Audit Fees	9,413	10,926
Audit Related Fees	276	—
Tax Fees	—	—
All Other Fees	51	10
Total	9,740	10,936

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On Septemer 15, 2011, the Board of Directors decided to establish the following terms and conditions for the acquisition of its own shares issued by Banco Macro under the provisions of Section 68 of Law No. 17,811 (added by Decree No. 677/2001) and the rules of the CNV: (a) maximum amount of the investment: up to Ps. 200,000,000; (b) maximum number of shares to be acquired: up to 20,000,000 common, book entry, Class B shares with a par value of Ps. 1 (one Peso) each and entitled to 1 (one) vote per share, which amount does not exceed the limitation of the 10% of the capital of the Bank, as established by the applicable Argentine laws and regulations; (c) payable price: up to Ps. 10.00 per share, and (d) term for the acquisition: 90 calendar days from the date of publication of the relevant information in the BCBA Bulletin, subject to any renewal or extension to be duly informed to the public in such Bulletin.

The folowing table sets forth the number of shares purchased as part of the repurchase plan, as of the dates indicated.

	Total number of	Average price paid	Total number of shares purchased as part of a publicly announced	Maximum number of shares/pesos that could be purchased under the repurchase plan as of the date indicated
Period	shares purchased	per share	repurchase plan	in Shares	in Ps.
2011
September	1,276,000	9.640	1,276,000	18,724,000	187,699,513
October	1,601,000	8.953	2,877,000	17,123,000	173,365,503
November	4,283,000	9.155	7,160,000	12,840,000	134,153,620
December	2,840,000	9.532	10,000,000	10,000,000	107,081,791
Total	10,000,000	9.292	10,000,000	10,000,000	107,081,791

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the “Bank,” while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine Corporate Law, Decree No. 677/01 and the Standards of the CNV and the Central Bank, in lieu of the provisions of Section 303A, except that it is required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c).

Accordingly:

(i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06);

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by

U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) (y) our Chief Executive Officer (as of the date hereof, Mr. Jorge Horacio Brito) must promptly notify the NYSE in writing after any executive officer of the Bank becomes aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (z) we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required to the NYSE (Section 303A.12(c)).

As required by Section 303A.11 of NYSE’s Listed Company Manual, the table below discloses any significant differences between the NYSE rules and the Bank’s corporate governance practices pursuant to Argentine corporate governance rules.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices
303A.01-Independent Directors—Listed companies must have a majority of independent directors on its Board of Directors.	Neither Argentine law nor our by-laws require us to have a majority of independent directors.

303A.02-Independence Tests—This section establishes general standards to determine directors’ independence.

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

Pursuant to Central Bank Communication “A” 5201, a director is not independent if such director:

(a)    has control over the Bank pursuant to the guidelines set forth under Sections 1.1. and 1.2. of Annex I of Central Bank Communication “A” 2140;

(b)    is carrying out executive functions or has carried out executive functions for the Bank during the last three years; or

(c)    is married or is a family member to an individual who would not qualify as independent.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices
“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and anyone (other than domestic employees) who share such person’s home.

Sections 1.1. and 1.2. of Annex I of Central Bank Communication “A” 2140 establish general standards to determine the existence of a relationship of control, under which a director is not independent if such director:

1.      exercises direct or indirect control over the Bank or over a Bank controlling person;

2.      is controlled directly or indirectly by the Bank ; or

3.      is considered by the Central Bank to have a relationship with the Bank or its controlling person that can result in pecuniary damage to the Bank

“Control” consists of (i) shareholdings that represent, either directly or indirectly, at least 25% of the voting power of any class of voting securities of the relevant entity, (ii) shareholdings that represented at least 50% of the voting power in the shareholders’ meeting where directors were elected, (iii) shareholdings that either directly or indirectly, give the right to determine the corporate will, indistinct of the amount of shares or type of securities owned, in any shareholders or directors meeting, or (iv) a determination of the Central Bank that a person has, either directly or indirectly, a controlling influence over the business and strategy of the relevant entity.

303A.03-Executive Sessions—Non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

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

Neither Argentine law nor our by-laws require the establishment of a nominating/corporate governance committee, however, our by-laws provide the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the Central Bank to all financial institutions, we formed a Nominating and Corporate Governance Committee. The Committee is composed of three members from the Board of Directors. One of them should be an independent director.

Directors are nominated and appointed by the shareholders.

303A.05-Compensation Committee—Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Neither Argentine law nor our by-laws require the establishment of a compensation committee. We do not have a compensation committee. The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

As a result of a general recommendation issued by the Central Bank to all financial institutions, we formed an incentives committee. The Committee is composed of three members from the Board of Directors. One of them should be an independent director. The Committee’s main function is to control that incentive plans to all personnel -excluding directors- is consistent with the business culture, long term business plan, goals, business strategy, and applicable regulations of the Bank.

303A.06/07-Audit Committee/Requirements—Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

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

(a)    Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. In addition, we are not required to satisfy the audit committee requirements of Rule 10A-3. All of the members of our Audit Committee, as appointed on April 16, 2012, satisfy the independence requirements of Rule 10A-3.

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

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

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

303A.08-Shareholder Approval of Equity Compensation Plans—Shareholders must be given the opportunity to vote on equity -compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans as set forth in the NYSE rules.

We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.
303A.09-Corporate Governance Guidelines—Listed companies must adopt and disclose corporate governance guidelines.

Neither Argentine law nor our by-laws require the adoption or disclosure of corporate governance guidelines. However, due to our size and the importance of our business we are required by the Central Bank to adopt a Code of Corporate Governance. The Code adopted is based on the recommended Code of Corporate Governance for listed companies issued by the CNV and the recommended guidelines of corporate governance for financial institutions issued by the Central Bank.

303A.10-Code of Business Conduct and Ethics—Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Neither Argentine law nor our by-laws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct that applies to all our employees. In addition, we have adopted a specific Code of Ethics for our Directors and Senior Financial Officers.

303A.12 Certification Requirements—

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

Item 18. Financial Statements

See pages F-1 through F-102 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Amended and Restated Bylaws of the Bank, as amended on April 21, 2009 and April 16, 2012.

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8	See Note 4.1 to our audited consolidated financial statements for information regarding our subsidiaries.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Jorge Horacio Brito
Name: Jorge Horacio Brito
Title: Chief Executive Officer

Date: April 26, 2012

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2011 TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 32 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 26, 2012

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

CLAUDIO N. NOGUEIRAS
Partner

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Figures stated in thousands of pesos)

	2011	2010
ASSETS

CASH
Cash on hand	2,338,283	1,406,971
Due from banks and correspondents
Central Bank of Argentina	3,308,007	3,089,851
Local Others	15,782	17,446
Foreign	510,105	687,487
Other	269	249

	6,172,446	5,202,004

GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	963,618	603,953
Government securities under repo transactions with Central Bank of Argentina	1,992,625	2,299,088
Holdings booked at amortized cost	112,887	103,682
Instruments issued by the Central Bank of Argentina	1,303,871	4,005,766
Investments in listed private securities	23,861	17,588
Less: Allowances	—	(3)

	4,396,862	7,030,074

LOANS
To the non-financial government sector	336,189	336,430
To the financial sector
Interbank financing	150,000	110,100
Other financing to Argentine financial institutions	187,909	45,100
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	5,373	501
To the non-financial private sector and foreign residents
Overdrafts	2,712,718	2,032,986
Documents	3,178,058	1,805,226
Mortgage loans	1,142,944	902,734
Pledged loans	667,102	347,321
Personal loans	9,023,260	5,802,442
Credit cards	3,068,819	1,553,183
Other	4,158,915	3,302,223
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	360,245	216,888
Less: Unposted payments	—	—
Less: Unearned discount	(74,050)	(30,121)
Less: Allowances	(599,224)	(514,910)

	24,318,258	15,910,103

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Figures stated in thousands of pesos)

	2011	2010
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	2,371,466	2,545,880
Amounts receivable from spot and forward sales pending settlement	1,279,799	248,714
Securities and foreign currency receivable from spot and forward purchases pending settlement	50,754	77,567
Unlisted corporate bonds	313,656	279,306
Receivables from forward transactions without delivery of underlying asset	880	2,840
Other receivables not covered by debtors classification standards	648,434	642,223
Other receivables covered by debtors classification standards	68,610	40,280
Accrued interest receivables covered by debtors classification standards	1,641	—
Less: Allowances	(238,712)	(237,513)

	4,496,528	3,599,297

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	326,783	249,081
Accrued interest and adjustments	5,644	4,339
Less: Allowances	(5,620)	(6,021)

	326,807	247,399

INVESTMENTS IN OTHER COMPANIES
In financial institutions	602	557
Other	10,853	10,789
Less: Allowances	(2,129)	(1,676)

	9,326	9,670

OTHER RECEIVABLES
Receivables from sale of assets	6,240	7,229
Other	598,182	602,123
Accrued interest and adjustments on receivables from sale of assets	231	330
Other accrued interest and adjustments receivables	447	290
Less: Allowances	(12,908)	(12,961)

	592,192	597,011

BANK PREMISES AND EQUIPMENT, NET	575,410	445,531

OTHER ASSETS	229,699	181,256

INTANGIBLE ASSETS
Goodwill	86,893	100,945
Organization and development costs, including differences due to court orders	232,625	196,352

	319,518	297,297

ITEMS PENDING ALLOCATION	5,080	4,765

TOTAL ASSETS	41,442,126	33,524,407

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Figures stated in thousands of pesos)

	2011	2010
LIABILITIES

DEPOSITS
From the non-financial government sector	5,836,211	5,216,109
From the financial sector	17,731	15,776
From the non-financial private sector and foreign residents
Checking accounts	4,911,863	4,178,758
Savings accounts	6,175,482	4,526,697
Time deposits	11,433,220	8,714,101
Investment accounts	44,512	178,010
Other	618,491	518,807
Accrued interest, adjustments, foreign exchange and quoted price differences payables	129,568	59,135

	29,167,078	23,407,393

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina—Other	9,155	1,877
Banks and international institutions	154,942	45,506
Non-subordinated Corporate Bonds	654,905	620,071
Amounts payable for spot and forward purchases pending settlement	66,100	93,609
Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,291,065	2,561,740
Put options sold premiums	—	398
Financing received from Argentine financial institutions
Interbank financing	1	30,068
Other financing received from Argentine financial institutions	15,501	17,278
Accrued interest payables	—	25
Receivables from forward transactions amounts pending settlement without delivery of underlying asset	30	755
Other	1,492,007	1,173,873
Accrued interest, adjustments, foreign exchange and quoted price differences payables	48,793	46,083

	5,732,499	4,591,283

OTHER LIABILITIES
Fees	7,713	447
Other	1,010,150	633,244

	1,017,863	633,691

PROVISIONS	112,816	105,830

SUBORDINATED CORPORATE BONDS	647,753	598,470

ITEMS PENDING ALLOCATION	6,981	7,399

MINORITY INTEREST IN SUBSIDIARIES	37,584	27,499

TOTAL LIABILITIES	36,722,574	29,371,565

SHAREHOLDERS’ EQUITY	4,719,552	4,152,842

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,442,126	33,524,407

The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these consolidated statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2011	2010
DEBIT-BALANCE ACCOUNTS	21,077,364	15,219,447

Contingent	8,113,891	5,542,009
Credit lines obtained (unused portion)	11,700	—
Guarantees received	7,584,503	5,197,200
Other not covered by debtors classification standards	195	229
Contingent debit-balance contra accounts	517,493	344,580

Control	8,491,385	7,835,246
Receivables classified as irrecoverable	905,084	845,119
Other	7,340,091	6,745,666
Control debit-balance contra accounts	246,210	244,461

Derivatives	3,654,793	1,022,181
Notional value of put options taken	40,091	—
Notional value of forward transactions without delivery of underlying asset	1,757,843	555,897
Interest rate swap	158,550	157,066
Derivatives debit-balance contra accounts	1,698,309	309,218

Trust activity	817,295	820,011
Trust funds	817,295	820,011

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2011	2010
CREDIT-BALANCE ACCOUNTS	(21,077,364)	(15,219,447)

Contingent	(8,113,891)	(5,542,009)
Credit lines granted (unused portion) covered by debtors classification standards	(40,246)	(57,533)
Other guarantees provided covered by debtors classification standards	(67,807)	(66,192)
Other guarantees provided not covered by debtors classification standards	(137,329)	(130,684)
Other covered by debtors classification standards	(272,111)	(90,171)
Contingent credit-balance contra accounts	(7,596,398)	(5,197,429)

Control	(8,491,385)	(7,835,246)
Checks to be credited	(246,210)	(244,461)
Control credit-balance contra accounts	(8,245,175)	(7,590,785)

Derivatives	(3,654,793)	(1,022,181)
Notional value of call options sold	—	(17,587)
Notional value of put options sold	(36,657)	(54,780)
Notional value of forward transactions without delivery of underlying asset	(1,661,652)	(236,851)
Derivatives credit-balance contra accounts	(1,956,484)	(712,963)

Trust activity	(817,295)	(820,011)
Trust activity credit-balance contra accounts	(817,295)	(820,011)

The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these consolidated statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands of pesos)

	2011	2010	2009
FINANCIAL INCOME
Interest on cash and due from banks	179	275	363
Interest on loans to the financial sector	29,137	13,668	7,491
Interest on overdrafts	456,904	278,851	340,275
Interest on documents	234,928	146,321	195,069
Interest on mortgage loans	158,449	112,498	104,016
Interest on pledge loans	91,550	51,258	55,081
Interest on credit card loans	371,352	210,058	183,369
Interest on financial leases	56,712	42,991	49,433
Interest on other loans	2,398,336	1,538,828	1,243,788
Net income from government and private securities	493,920	988,707	1,370,981
Net income from options	1,077	616	—
Interest on other receivables from financial intermediation	684	966	74
Income from guaranteed loans—Presidential Decree No. 1,387/01	4,918	62,053	7,232
CER (Benchmark Stabilization Coefficient) adjustment	4,428	46,176	18,652
CVS (Salary Variation Coefficient) adjustment	362	688	728
Difference in quoted prices of gold and foreign currency	283,189	160,209	133,731
Other	112,523	74,275	150,169

	4,698,648	3,728,438	3,860,452

FINANCIAL EXPENSE
Interest on checking accounts	203	4,073	16,423
Interest on savings accounts	25,184	19,639	17,094
Interest on time deposits	1,225,052	954,465	1,146,013
Interest on interfinancing received loans (received call)	4,903	4,444	2,679
Interest on other financing from financial institutions	8	6	62
Interest on other liabilities from financial intermediation	64,752	62,889	81,510
Interest on subordinated bonds	60,592	57,381	54,874
Other interest	2,679	1,961	2,692
Net expense from options	—	—	1
CER adjustment	4,107	4,890	4,341
Contribution to Deposit Guarantee Fund	44,248	35,151	30,038
Other	286,993	185,271	155,880

	1,718,721	1,330,170	1,511,607

GROSS INTERMEDIATION MARGIN—GAIN	2,979,927	2,398,268	2,348,845

PROVISION FOR LOAN LOSSES	273,224	215,040	197,512

SERVICE-CHARGE INCOME
Related to lending transactions	124,059	96,574	60,741
Related to deposits	1,169,977	816,100	669,564
Other commissions	39,884	31,084	29,136
Other	635,253	380,783	290,834

	1,969,173	1,324,541	1,050,275

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands of pesos)

	2011	2010	2009
SERVICE-CHARGE EXPENSE
Commissions	114,597	80,233	59,216
Other	313,424	205,132	167,383

	428,021	285,365	226,599

ADMINISTRATIVE EXPENSES
Personnel expenses	1,646,425	1,233,898	966,963
Directors’ and statutory auditors’ fees	59,773	59,391	36,413
Other professional fees	90,425	81,169	65,533
Advertising and publicity	75,925	63,437	46,861
Taxes	131,816	102,547	79,784
Depreciation of equipment	72,972	58,285	53,993
Amortization of organization costs	59,213	43,273	33,317
Other operating expenses	323,990	248,430	216,128
Other	27,971	26,884	23,428

	2,488,510	1,917,314	1,522,420

NET INCOME FROM FINANCIAL INTERMEDIATION—GAIN	1,759,345	1,305,090	1,452,589

OTHER INCOME
Income from long-term investments	8,358	6,168	7,618
Penalty interest	31,743	26,775	23,884
Recovered loans and allowances reversed	77,780	69,981	46,921
CER adjustment	78	107	74
Other	72,601	64,492	43,480

	190,560	167,523	121,977

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	50	20	20
Charge for other receivables uncollectibility and other allowances	44,345	32,517	21,275
Amortization of differences from deposit dollarization	18,870	17,475	20,633
Depreciation and loss of other assets	2,152	3,662	6,847
Goodwill amortization	14,052	10,305	8,432
Other	26,370	25,561	101,087

	105,839	89,540	158,294

MINORITY INTEREST IN SUBSIDIARIES	(10,111)	(6,868)	(5,092)

INCOME BEFORE INCOME TAX	1,833,955	1,376,205	1,411,180

INCOME TAX	657,858	365,775	659,250

NET INCOME FOR THE FISCAL YEAR	1,176,097	1,010,430	751,930

NET INCOME PER SHARE (1)—stated in pesos	1.98	1.70	1.26

(1)	See Note 9. to the accompanying consolidated financial statements.

The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these consolidated statements.

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	to Shareholders’ equity	Legal	Special Corporate Bonds	Voluntary	Unappropriated earnings (1)	Total
Balances as of December 31, 2008	685,127	398,750	4,511	481,743	—	211	1,251,569	2,821,911

Own shares reacquired (2)							(56,665)	(56,665)

Capital Stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (2)	(60,000)						60,000

Capital stock decrease approved by the Shareholders’ meeting of September 10, 2009 (2)	(30,642)						30,642

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on May, 12, 2009:

– Legal reserve				132,010			(132,010)
– Cash dividends (3)							(148,335)	(148,335)
– Special reserve—Corporate Bonds (4)					50,510		(50,510)
Tax on Personal Assets							(10,040)	(10,040)

Reversal of Special Reserve—Corporate Bonds (4)					(50,510)		50,510

Net income for the fiscal year							751,930	751,930

Balances as of December 31, 2009	594,485	398,750	4,511	613,753	—	211	1,747,091	3,358,801

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 6, 2010:

– Legal reserve				150,387			(150,387)
– Cash dividends (3)							(208,070)	(208,070)
– Special reserve—Corporate Bonds (4)					55,527		(55,527)
– Tax on Personal Assets							(8,319)	(8,319)

Reversal of Special Reserve—Corporate Bonds (4)					(55,527)		55,527

Net income for the fiscal year							1,010,430	1,010,430

Balances as of December 31, 2010	594,485	398,750	4,511	764,140	—	211	2,390,745	4,152,842

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands of pesos)

			Adjustments	Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	to shareholders’ equity	Legal	Special Corporate Bonds	Voluntary	Unappropriated earnings (1)	Total
Own shares reacquired (2)							(92,919)	(92,919)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 26, 2011:

- Legal reserve				202,086			(202,086)
- Cash dividends (3)							(505,312)	(505,312)
- Special reserve—Corporate Bonds (4)					58,146		(58,146)
- Tax on Personal Assets							(11,156)	(11,156)

Reversal of Special Reserve—Corporate Bonds (4)					(58,146)		58,146

Net income for the fiscal year							1,176,097	1,176,097

Balances as of December 31, 2011	594,485	398,750	4,511	966,226	—	211	2,755,369	4,719,552

(1)	Includes the retroactive accounting effects of legal merger of Nuevo Banco Bisel S.A. mentioned in Note 3.6. The legal capital structure is described in Note 9. to the accompanying consolidated financial statements. See Notes 3.6 and 4.2 to the accompanying consolidated financial statements.
(2)	See Notes 4.5.q.2) and 9. to the accompanying consolidated financial statements.
(3)	Through resolutions of September 4, 2009, May 28, 2010 and March 18, 2011, respectively, the Central Bank authorized the above mentioned cash dividends distribution.
(4)	See Note 10. to the accompanying consolidated financial statements.

The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Figures stated in thousands of pesos)

	2011	2010	2009
Changes in cash and cash equivalents (Note 4.5.s))
Cash and cash equivalents at beginning of the fiscal year	5,990,480	5,396,063	3,523,897
Cash and cash equivalents at end of the fiscal year	6,172,446	5,990,480	5,396,063

Net increase in cash and cash equivalents	181,966	594,417	1,872,166

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments):
- Government and private securities	3,131,541	3,131,177	(516,662)
- Loans
- To the financial sector	(358,161)	(51,069)	(2,801)
- To the non-financial government sector	7,590	(24,793)	58,098
- To the non-financial private sector and foreign residents	(4,747,693)	(2,224,016)	1,630,838
- Other receivables from financial intermediation	(353,689)	(1,769,683)	(228,120)
- Receivables from financial leases	(22,403)	67,018	170,624
- Deposits
- From the financial sector	1,965	1,725	(8,386)
- From the non-financial government sector	484,690	1,531,907	(532,281)
- From the non-financial private sector and foreign residents	3,750,341	2,011,260	2,083,281
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (received calls)	164,735	(119,490)	117,083
- Others (except liabilities included under financing activities)	(31,866)	188,107	475,800
Collections related to service-change income	1,952,285	1,312,098	1,043,723
Payments related to service-charge expenses	(417,852)	(278,375)	(220,860)
Administrative expenses paid	(2,314,629)	(1,780,237)	(1,405,088)
Payments of organization and development cost	(99,004)	(79,155)	(44,144)
Net collections from penalty interest	31,701	26,756	23,874
Differences from payments related to court orders	(15,377)	(20,570)	(30,327)
Collections of dividends from other companies	9,293	6,369	6,397
Other collections/(payments) related to other income and losses	66,996	64,149	(25,351)
Net payments from other operating activities	(68,403)	(115,183)	(38,934)
Payment of income tax / minimum presumed income tax	(257,945)	(726,269)	(350,396)

Net cash flows generated in operating activities	914,115	1,151,726	2,206,368

Investing activities
Net payments for bank premises and equipment	(101,036)	(57,434)	(34,329)
Net payments for other assets	(134,391)	(69,191)	(1,080)
Payments from purchases of investments in other companies	—	(91,857)	—
Collections from sales of investments in other companies	—	—	150
Other (payments)/collections for investing activities	(498)	12,077	(8,138)

Net cash flows used in investing activities	(235,925)	(206,405)	(43,397)

Financing activities
Net (payments) / collections:
- Non-subordinated corporate bonds	(58,059)	(56,372)	(108,424)
- Central Bank of Argentina
- Other	7,240	(19)	(76,814)
- Banks and International Institutions	107,788	(176,042)	(22,318)
- Subordinated corporate bonds	(61,315)	(58,827)	(56,225)
- Financing received from Argentine financial institutions	(1,785)	(1,685)	(5,171)
Payment of dividends	(505,339)	(208,124)	(148,350)
Other payments for financing activities
- Own shares reacquired	(92,919)	—	(56,665)

Net cash flows used in financing activities	(604,389)	(501,069)	(473,967)

Financial income and holding gains on cash and cash equivalents	108,165	150,165	183,162

Net increase in cash and cash equivalents	181,966	594,417	1,872,166

The accompanying Notes 1 through 32 to the consolidated financial statements are an integral part of these consolidated statements

BANCO MACRO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

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

In 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

During fiscal years 2006 and 2010, Banco Macro S.A. acquired control of Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. (see Note 3.7), respectively.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. (former Inversiones & Análisis S.A.) and Macro Fondos SGFCI S.A.

The chart showing the organizational structure as of December 31, 2011 is disclosed in Note 4.1. with the percentages indicating the ownership in each subsidiary.

2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, over the past few months, the prices of financial assets have behaved in a volatile manner, and there has been an increase in the price of money and in the complexity of foreign exchange regulations.

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects over its assets and financial situation that may need to be reflected in the consolidated financial statements for future periods.

BANCO MACRO S.A. AND SUBSIDIARIES

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters (mainly, pesification of deposits denominated in US dollars) triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions.

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

Taken into account the Central Bank rules (see Note 4.5.l.2)), as of December 31, 2011, and 2010, the Bank booked in “Intangible assets” the amounts of 51,183 and 54,680, respectively, net of related amortizations, with respect to the payments and provisions made by the bank in relation to the previous order.

Additionally, as of December 31, 2011 and 2010, the Bank recorded the additional liability (representing the difference between the original deposit and the amount capitalized as intangible asset) related to such regulation under the “Provisions” account in the amount of 14,754 and 14,473, respectively. Considering what has been mentioned in Note 4.5.l.2), the Bank’s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

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

As of December 31, 2011 and 2010, the deposits of the Misiones Provincial Government amounted to 1,267,178 and 900,550 (including 36,332 and 67,177 related to court deposits), respectively.

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

As of December 31, 2011 and 2010, the deposits of the Salta Provincial Government amounted to 870,880 and 719,785 (including 137,286 and 108,853 related to court deposits), respectively.

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

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2011 and 2010, the deposits of the Jujuy Provincial Government amounted to 701,483 and 516,077 (including 66,237 and 61,182 related to court deposits), respectively.

3.4.	Agreements with Tucumán Provincial and Municipal Governments

Banco del Tucumán S.A. executed special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition, on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of December 31, 2011 and 2010, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 807,822 and 874,498 (including 355,122 and 298,841 related to court deposits), respectively.

3.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A.—Siemens Itron Business Services S.A.

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

b)	Banco Macro Bansud S.A.—Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a joint venture agreement with Montamat & Asociados S.R.L under the name “BMB M&A—Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A.—Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A.—Gestiva S.A.—Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of December 31, 2011, and 2010, the net assets of such joint ventures recorded in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 11,656 and 7,901, respectively.

Also, as of December 31, 2011, 2010 and 2009 the net income recorded through the method mentioned in the previous paragraph, amounted to 34,824, 18,487 and 7,334 respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

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

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange ratio. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and Macro Securities S.A. Sociedades de Bolsa).

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

Finally, on August 18, 2009, the Central Bank reported Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and Macro Securities S.A. Sociedad de Bolsa sold those shares to unrelated parties.

Under Central Bank rules, the accounting of the merger did not have a significant impact on the consolidated financial statements of the Bank.

3.7.	Banco Privado de Inversiones S.A.

On March 30, 2010, the Bank entered into an agreement to purchase 100% of the shares of Banco Privado de Inversiones S.A. The Central Bank issued Resolution 198/2010 whereby it stated that there are no objections for the entity to acquire this capital stock and, additionally, to transfer 1% to Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and 1% to Macro Securities S.A. Sociedad de Bolsa. This transfer was carried out during December 2010.

On September 20, 2010, 100% of the capital stock of Banco Privado de Inversiones S.A. was transferred to the Bank, which paid USD 23.3 million, out of which USD 10.4 million is related to a escrowed amount, as provided in the purchase agreement mentioned above.

As of such date, Banco Privado de Inversiones S.A.’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders’ equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which is amortized in ten years pursuant to Central Bank rules.

On September 22, 2010, the Bank made an irrevocable capital contribution of 50,000 to Banco Privado de Inversiones S.A. as provided in Resolution No. 443 of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency) dated September 15, 2010, which was subsequently capitalized by the Banco Privado de Inversiones shareholders’ meeting.

The purpose of this acquisition was to expand our credit card business, in particular in the city of Buenos Aires.

At the date of issuance of these consolidated financial statements, the National Commission of Competition Defense has not issued in this respect; however, Bank Management estimates that the situation will be resolved favorably.

BANCO MACRO S.A. AND SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES

4.1.	Consolidation and basis of presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles issued by the Central Bank of Argentine Republic (Central Bank rules).

For the purpose of these consolidated financial statements, certain disclosures related to formal legal requirements for reporting in Argentina have been omitted since they are not required for SEC (Securities and Exchange Commission) reporting purposes.

Under Central Bank rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas—Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

	Shares		Percentage held of		Equity Investment amounts as of
Company	Class	Number	Capital Stock	Votes	December 31, 2011	December 31, 2010
Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	333,985	243,810

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.994%	99.994%	86,465	84,454

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	192,993	184,060

Macro Securities S.A. Sociedad de Bolsa (c) y (d)	Common	12,776,680	99.921%	99.921%	31,444	26,914

Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.)	Common	6,475,143	98.605%	98.605%	12,194	13,155

Macro Fondos SGFCI S.A.	Common	327,183	99.936%	99.936%	2,817	1,765

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 221).

(c)	Consolidated with Macro Fondos SGFCI S.A.

(d)	The indirect equity interest of Banco Macro S.A comes from Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) were adapted to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

BANCO MACRO S.A. AND SUBSIDIARIES

(a)	Assets and liabilities were translated at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2011 and 2010.

(b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)	The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Other income – income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2011, are presented comparatively with those of December 31, 2010 and 2009.

By means of Communiqué “A” 5,180, as supplemented, the Central Bank introduced amendments that became applicable starting March 1, 2011, to the accounting criteria of nonfinancial government sector debt securities and Central Bank monetary regulation. As a result certain accounts on the consolidated balance sheet as of December 31, 2010, as well as certain supplementary information, were reclassified due to the application of such communiqués solely for comparative purposes with these consolidated financial statements.

Additionally, by means of Communiqué “A” 5,047 the Bank made certain reclassifications in the statement of income, changes in shareholders´ equity and cash flows as of December 31, 2009 related to valuation and disclosure methods applicable to financial leases.

Finally, as a result of the legal merger of Nuevo Banco Bisel S.A. described in Note 3.6., the Bank made certain reclassifications in the statement of income, changes in shareholder’s equity and cash flows as of December 31, 2009, so as to make them comparable with the current consolidated financial statements.

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

The Bank’s consolidated financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

Before February 28, 2003, the financial statements were restated in constant currency on a monthly basis, using INDEC’s domestic WPI measurements. The restatement coefficient for a given month resulted from dividing the index value at the end of the month by the value at the beginning. The procedure is as follows:

i)	Assets and liabilities are classified into monetary and non-monetary.

ii)	Monetary assets and liabilities are those that are not adjusted for inflation, but generate a monetary gain (loss). The effect of inflation is broken down depending on its origin, i.e., monetary gain (loss) on financial intermediation, monetary gain (loss) on other transactions and monetary gain (loss) on other operating expenses.

iii)	Non-monetary assets and liabilities, shareholders’ equity and statement-of-income accounts are restated.

BANCO MACRO S.A. AND SUBSIDIARIES

4.4	Use of estimates

The preparation of Consolidated Financial Statements requires the Bank to make, in certain cases, estimates and assumptions to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosures thereof, as of each balance sheet date. The Bank’s records are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

In the process of applying the Bank’s accounting policies, management has exercised judgment and estimates in determining the amounts recognized in the financial statements.

4.5	Valuation methods

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2011, and 2010, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for each fiscal year.

b)	Government and private securities:

b.1)	Government securities—Holdings booked at market value and under repurchase agreements:

As of December 31, 2011, and 2010, they were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the statement of income for each fiscal year.

Additionally, as of December 31, 2010, the holdings that the Central Bank reported at present value —which were booked, as of that date, under “Unlisted government securities”— were valued following the guidelines in Central Bank Communiqué “A” 4,898, as amended, considering the present values reported by the Central Bank, book values and the use of the relevant offset accounts and those ones which are reclassified to this sub-item for comparative proposals.

b.2)	Government securities—Holdings booked at amortized cost:

As of December 31, 2011, as set forth in Central Bank Communiqué “A” 5,180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, with the limit of the present values calculated by the Bank.

As of December 31, 2010, as set forth in Central Bank Communiqué “A” 4,898, as amended, those holdings were recorded at acquisition cost (taking into account the request established by this rule), net of the financial interests collected. Accrued interest and, as the case may be, the adjustment resulting from applying the CER (benchmark stabilization coefficient) were booked in such offset account. As of December 31, 2010, these holdings were booked under “Unlisted government securities”.

As of December 31, 2011, the present value calculated by the Bank for these securities amounts to 113,319.

BANCO MACRO S.A. AND SUBSIDIARIES

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

Holdings in the proprietary portfolio and those received from repurchased agreements were valued according to the effective quoted market value for each instrument on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income for each fiscal year.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings in the proprietary portfolio and those received from repurchased agreements with no volatility (active market in accordance with Central Bank rules) published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for each fiscal year.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of December 31, 2011, and 2010, as set forth in Central Bank Communiqués “A” 4,898, “A” 5,180 and, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1,387/2001 were valued at the specific acquisition value of each security, increased by accrued income including CER, net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2011 and 2010, the present value reported by the Central Bank for these securities amounted to 238,760 and 280,618, respectively.

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

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Government securities – Holdings booked at amortized cost: as explained in Note 4.5.b.2).

e.2)	Guaranteed loans: as explained in Note 4.5.c).

e.3)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of each fiscal year.

f)	Allowance for loan losses and provision for granted guarantees:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts—Receivables classified as irrecoverable” are charged directly to income.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts granted guarantees are included under “Provisions”.

g)	Deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values and accrued interest were recorded in the statement of income for each fiscal year.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement: they were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each fiscal year.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i)	With volatility (active market): they were valued at the effective quoted prices for each of them on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income for each fiscal year.

ii)	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i)	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4,414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 4.5.a), as the case may be.

ii)	Debt securities in Galtrust financial trust: the corpus assets (mainly government securities) were valued as provided by Central Bank Communiqué “A” 5,180, as amended, applying the equity method.

iii)	Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trusts: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned banks, in its capacity as beneficiary of the certificates of participation. As of December 31, 2011, and 2010, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iv)	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last business day of each fiscal year, translated into Argentine pesos according to the method described in Note 4.5.a), as appropriate.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4,414 and supplementary regulations.

BANCO MACRO S.A. AND SUBSIDIARIES

h.5)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of each fiscal year-end, translated into pesos pursuant to the method described in Note 4.5.a), as the case may be.

i)	Receivables from financial leases:

They were valued at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 4.3.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 4.5.a).

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.2)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 4.3., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 4.3., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)	Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 4.3., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)	Differences due to court orders (amparos) – Not included for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each fiscal year.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

BANCO MACRO S.A. AND SUBSIDIARIES

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income of each fiscal year.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

In all cases, see also Note 30.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each fiscal year, translated into pesos pursuant to the method described in Note 4.5.a).

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 4.3., except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in Note 4.3. was included in the “Adjustments to Shareholders’ Equity” account.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock” (see also Note 9).

r)	Consolidated Statement of income accounts:

r.1)	The accounts comprising monetary transactions occurred in the fiscal years ended December 31, 2011, 2010 and 2009 (financial income and expenses, service-charge income and service-charge expenses, provision for loan losses, administrative expenses, etc.), were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 4.3.

s)	Statement of cash flows:

The Bank considers “Cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash and cash equivalents” item on the Statement of cash flows with the related balance sheet accounts as of December 31, 2011, 2010 and 2009:

	2011	2010	2009
Cash	6,172,446	5,202,004	5,016,192
Government and private securities
Holdings for trading or financial intermediation	—	198,790	379,871
Instruments issued by Central Bank of Argentina	—	589,686	—

Cash and cash equivalents	6,172,446	5,990,480	5,396,063

BANCO MACRO S.A. AND SUBSIDIARIES

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

As required by Central Bank´s rules, the Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

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

As of December 31, 2011, 2010 and 2009, the Bank estimated an income tax expense of 657,858, 365,775 and 659,250, respectively.

As of December 31, 2009, the Bank maintained a total amount of 10,280 for minimum presumed income tax credit under “Other receivables”. Such credit was considered as an asset because the Bank estimated that it will be used within 10 years, as established by Central Bank Communiqué “A” 4,295, as supplemented. The Bank used the tax credit as of December 31, 2009 in 2010.

In addition as of December 31, 2011 and 2010, the Bank made income tax prepayments for 262,609 and 334,846, respectively, which were recorded in the “Other receivables” account.

6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN ARGENTINA

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these consolidated financial statements, are as follows:

6.1.	Valuation standards

Item	Adjustments under professional accounting standards to equity
	2011	2010	2009
Government securities and assistance to the government sector (a)

Holdings in special investment accounts	—	—	237,913
Holdings of government securities booked at amortized cost	72	17,279	9,160
Instruments issued by the Central Bank booked at amortized cost	767	(18,427)	(2,392)

Guaranteed loans—Presidential Decree No. 1,387/01	(30,092)	(14,806)	8,805

Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(110,496)	(119,165)	(127,663)
Other	(69,393)	(71,453)	(69,547)
Intangible assets—Organization and development expenses (c)	(50,410)	(53,544)	(50,378)
Income tax—Deferred assets (d)	46,564	40,131	46,667
Other assets (e)	7,679	1,680	2,832
Liabilities—Provisions (f)	(54,866)	(51,362)	(51,413)

Total	(260,175)	(269,667)	3,984

BANCO MACRO S.A. AND SUBSIDIARIES

a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 4.5.b.2), 4.5.b.4) and 4.5.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes, should be valued at their market value, whereas holding of guaranteed loans should be value at their present value. In addition, Central Bank current regulations establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, although they do allow booking provisions to cover fluctuations in the valuation of certain instruments. Professional accounting standards require that assets in general be compared with their recoverable value every time financial statements are prepared.

b)	Business combinations: under the standards set forth by the Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

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

c)	Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to current professional accounting standards, above mentioned amounts are charged to expense and the book value of surpluses paid should decrease to their recoverable value.

d)	Income tax: the Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

e)	Other assets: the Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

f)	Liabilities: the Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

BANCO MACRO S.A. AND SUBSIDIARIES

If professional accounting standards would have been applied, the Bank’s shareholders’ equity as of December 31, 2011, 2010 and 2009, would have decreased by around 260,175 and 269,667, and increased by around 3,984, respectively. Consequently, income for the years ended December 31, 2011, 2010 and 2009, would have increased by around 9,492, would have decreased by around 273,651 and would have increased by around 492,294, respectively.

6.2.	Disclosure aspects

There are certain disclosure differences between the criteria established by Central Bank and Argentine professional accounting standards.

7.	RESTRICTED AND PLEDGED ASSETS

As of December 31, 2011, and 2010, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)	Secured Bonds under Presidential Decree No. 1,579/02 for 34,118 and 40,598 (for a face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “Paso San Francisco” public work, in accordance with the Note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)	Central Bank Notes (NOBACs) for 43,770 and 22,097 (for a face value of 43,074 and 21,410), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)	Secured Bonds under Presidential Decree No. 1,579/02 for 5,453 (for a face value of 3,900) and Central Bank notes (NOBACs) for an amount of 7,844 (for a face value of 7,600), respectively, used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro, Small- and Medium-sized Enterprises (Mipymes) received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	Central Bank notes (NOBACs) for 2,385 and 5,501 (for a face value of 2,347 and 5,330), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE.).

e)	Central Bank notes (NOBACs) for an amount of 2,377 and 980 (for a face value of 1,068 and 950), respectively, used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

f)	Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points, maturing in 2014 for an amount of 86,205 and 79,200 (for a face value of 81,325 and 80,000), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement which will be made before the expiration of the 15-year term since the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

g)	Other government and private securities for 337 and 482, respectively.

7.2)	Loans:

a)	Agreements for loans backed by pledges and unsecured loans for 163 and 2,599, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

b)	As of December 31, 2011, includes Guaranteed Loans under Presidential Decree No. 1,387/01—Global 17 at a variable rate for 34,306 (for a face value of 10,400), provided as guarantee in favor of the Central Bank, in accordance with the standards issued by the Central Bank so that financial institutions may participate in the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.

BANCO MACRO S.A. AND SUBSIDIARIES

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 375,194 and 287,135, respectively.

b)	As of December 31, 2010, is related to contributions to the mutual guarantee association Risk Fund of Garantizar SGR for 10,170, resulting from contributions made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution could be fully or partially reimbursed once two and three years have elapsed from the date of contribution. On December 22, 2011, Garantizar SGR returned 100% of the original capital contributed in 2009.

c)	Contributions to the Risk Fund of Progresar SGR (former Macroaval SGR) for 5,000 and 5,622, respectively, resulting from 5,000 in contributions made by the Bank on December 29, 2011 and December 31, 2008, respectively, in its capacity as contributory partner of such company. Those contributions may be fully or partially reimbursed once two and three years have elapsed from the date of contribution. On December 28, 2011, Progresar SGR (former Macroaval SGR) returned 100% of the original capital contributed in 2008.

d)	As of December 31, 2010 it keeps certain amounts related to credit card customers consumptions abroad as securities amounting to 1,257.

7.4)	Investments in other companies:

As of December 31, 2011, and 2010, this includes other investments in other companies in the amount of 1,453.

7.5)	Other receivables:

a)	As of December 31, 2011 and 2010, it carries as guaranty mainly transactions carried out on institutional markets, credit card transactions, trust activities and lease guaranties amounting to 57,053 and 42,276, respectively.

b)	As of December 31, 2011 and 2010, other security deposits for 13,160 and 15,539, respectively.

8.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro S.A.’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	Total 2011	Total 2010
ASSETS

Cash	—	—	3,289	—	—	3,289	3,090

Loans	100,052	—	—	3,778	183,078	286,908	51,676

Other receivables from financial intermediation	—	—	—	8,766	105,833	114,599	125,451

Receivables from financial leases	—	—	—	6,136	2,453	8,589	2,124

Other receivables	13	—	—	—	—	13	1,276

Items pending allocation	11	—	—	—	—	11	83

Total assets	100,076	—	3,289	18,680	291,364	413,409	183,700

BANCO MACRO S.A. AND SUBSIDIARIES

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	Total 2011	Total 2010
LIABILITIES

Deposits	115	27	1,148	4,295	244,886	250,471	205,651

Other liabilities from financial intermediation	—	1,583	—	10,981	—	12,564	128,779

Total liabilities	115	1,610	1,148	15,276	244,886	263,035	334,430

MEMORANDUM ACCOUNTS

Debit balance accounts—Contingent	—	—	—	—	5,875	5,875	1,162

Debit balance accounts—Control	—	—	13,792	—	149,229	163,021	382,288

Credit balance accounts—Contingent	923	—	—	2,213	—	3,136	3,136

Credit balance accounts – Derivatives (2)	—	—	—	—	1,744	1,744	99,413

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	Total 2011	Total 2010	Total 2009
INCOME (LOSS)

Financial income	107	3	—	808	950 (2)	1,868	2,901	2,794

Financial expense	(3,763)	—	—	—	(12,878)	(16,641)	(6,520)	(5,025)

Service-charge income	29	1	7	57	1,335	1,429	1,149	545

Service-charge expense	—	—	—	(1,162)	—	(1,162)	—	—

Administrative expenses	(4)	(831)	—	—	—	(835)	—	—

Other income	8,076	—	—	—	—	8,076	6,427	5,899

Other expense	—	(208)	—	—	—	(208)	—	—

Total income / (loss)	4,445	(1,035)	7	(297)	(10,593)	(7,473)	3,957	4,213

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2011, 2010 and 2009, although there is no position for these transactions, the net intermediation income from such transaction generated earnings for the year of around 98, 32 and 113, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, the ANSES -National Social Security Administration—(as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund), held (i) 30.72% of the capital stock of the Bank, and (ii) since the issuance of Emergency Decree N° 441 (April, 2011), 28.57% of votes. In accordance with FASB ASC 850, from April 2011, the Sustainability Guarantee Fund is considered other related party.

Thus, as of December 31, 2011 and 2010, the Bank recorded time deposits made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund), for an amount of 1,768,358 and 1,869,229, respectively. In addition, the Bank recorded interest for such time deposits in “Financial Expense” for an amount of 200,998, 203,488 and 153,705 for the years ended December 31, 2011, 2010 and 2009, respectively.

9.	CAPITAL STOCK

As of December 31, 2011, 2010 and 2009, the legal capital structure without considering the retroactive accounting effects of the legal merger of Nuevo Banco Bisel S.A. mentioned in Note 3.6., is as follows:

SHARES			CAPITAL STOCK
Class	Number	Votes per share	Issued and outstanding	In treasury	Paid-in
Registered Class A shares of common stock	11,235,670	5	11,236	—	11,236

Registered Class B shares of common stock	672,743,303	1	597,201	75,542	672,743

Acquired Registered Class B shares of common stock 2009	—	1	(15,100)	15,100	—

Capital stock decrease—Registered Class B shares of common stock 2009 (1)	(60,000,000)	1	—	(60,000)	(60,000)

Capital stock increase—Registered Class B shares of common stock 2009 (2)	1,147,887	1	1,148	—	1,148

Capital stock decrease—Registered Class B shares of common stock 2009 (1)	(30,641,692)	1	—	(30,642)	(30,642)

Total 2009 and 2010	594,485,168		594,485	—	594,485

Acquired Registered Class B shares of common stock (3)	—	1	(10,000)	10,000	—

Total 2011	594,485,168		584,485	10,000	594,485

As of December 31, 2011:

Registered Class A shares of common stock	11,235,670	5	11,236	—	11,236

Registered Class B shares of common stock	583,249,498	1	573,249	10,000	583,249

Total 2011	594,485,168		584,485	10,000	594,485

BANCO MACRO S.A. AND SUBSIDIARIES

(1)	Related to 60,000,000 and 30,641,692, registered Class B shares, entitled to 1 vote each, with a face value of Ps 1 per share. These shares were acquired under Law No. 17,811, section 68 as a result of the international macroeconomic context and fluctuations that the capital market went through in general.
(2)	Related to 1,147,887 of common, registered Class B shares, each one entitled to one vote, with a face value of Ps 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank.
(3)	On the other hand, as mentioned in note 2, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. Therefore, considering the Bank’s financial strength and in line with its commitment to its shareholders, on September 15, 2011, the Board of Directors decided to repurchase, over a period of 90 days, its own common registered Class B shares with a face value of Ps 1 per share and entitled to one vote each, up to a maximum total of 20,000,000 shares for up to an amount of 200,000. This period expired on December 14, 2011, and as of that date, the Bank acquired a total of 10,000,000 Class B shares of common stock, with a face value of Ps 1 and entitled to one vote for a total of 92,919.

In addition, net income per common share for the fiscal years ended December 31, 2011, 2010 and 2009, was computed by dividing net income by the weighted average number of outstanding common shares for each year.

10.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

	Original face		Remaining of face value as of	As of December, 31
Class	value		12/31/2011	2011	2010
Subordinated—Class 1	USD 150,000,000	a.1)	USD 150,000,000	647,753	598,470
Non-subordinated—Class 2	USD 150,000,000	a.2)	USD 106,395,000	474,054	437,986
Non-subordinated—Class 3	USD 100,000,000	a.3)	USD 63,995,000	198,478	198,478

Total				1,320,285	1,234,934

Maturities of the corporate bonds as of December 31, 2011, are as follows:

Fiscal Year	Amounts
2012	216,967
2017	457,838
2036	645,480

Total	1,320,285

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extensions, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

BANCO MACRO S.A. AND SUBSIDIARIES

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

•	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

•	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

•	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4,576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

•	They do not include covenants that change the subordination order.

•	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

•	Unpaid interest is not cumulative.

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

•	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)	On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012) for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

BANCO MACRO S.A. AND SUBSIDIARIES

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in a.1) through a.3).

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

11.	ITEMS IN CUSTODY

11.1.	Portfolio Management

a)	On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2011 and 2010, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,196 and 14,214, respectively.

b)	By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2011 and 2010, the loans portfolio managed amounts to 42,520 and 42,603, respectively.

c)	On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2011 and 2010, the loans portfolio managed amounts to 67,688 and 62,885, respectively.

d)	On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets which were originally recorded in the branches of former Scotiabank Quilmes S.A.

As of December 31, 2011 and 2010, the portfolio managed by the Bank amounted to 79,480 and 99,833, respectively.

e)	On June 30, 2006, the Bank and Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2011 and 2010, the portfolio managed by the Bank for principal and accrued interest amounted to 58,166 and 58,467, respectively.

f)	In addition, as of December 31, 2011 and 2010, the Bank had under its management other portfolios for total amounts of 86,051 and 84,936, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

11.2.	Mutual Funds

As of December 31, 2011, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Assets (a)
Pionero Pesos	266,375,623	405,334	269,442
Pionero Renta Ahorro	111,898,441	207,500	195,818
Pionero Latam	1,795,726	8,534	7,028
Pionero FF	77,770,525	126,109	122,324
Pionero Renta	42,350,240	159,468	150,594
Pionero Acciones	1,396,785	3,289	2,834
Pionero Renta Dólares	7,314,984	17,695	15,019
Pionero América	374,915	2,042	1,695

Total	509,277,239	929,971	764,754

(a)	“Memorandum accounts—Debit-balance accounts—Control—Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.4450% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10,302 of March 1, 2012.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

13.	TRUST AGREEMENTS

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

13.1.	Interest in trusts for investment purposes.

As of December 31, 2011 and 2010, the amounts recorded in the Bank’s consolidated financial statements for certificates of participation (net of allowances for 232,512 and 231,184, respectively) and debt securities held in financial trusts under “Other receivables from financial intermediation—Other receivables not covered by debtors classification regulations”, amounted to:

Financial trust	2011	2010
Certificates of participation:

TST & AF (a)	104,255	97,181
Tucumán (b)	—	63
Other (c)	13,979	23,255

Subtotal certificates of participation	118,234	120,499

BANCO MACRO S.A. AND SUBSIDIARIES

Financial trust (contd.)	2011	2010
Debt securities:

Underwriting agreements (d)	86,396	54,566
Loma Blanca (e)	60,637
Created by Decree 976-01 (f)	53,923	51,763
Chubut oil & gas royalties (g)	25,843	24,313
San Isidro (h)	23,062	87,920
Galtrust (i)	19,238	32,874
Other	8,918	9,023

Subtotal debt securities	278,017	260,459

Total interest in trusts (1)	396,251	380,958

(1)	See also Note 22.

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.).

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

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

As of December 31, 2011 and 2010, Banco Macro S.A. is the beneficiary of 100% of the certificates of participation issued by the trust, respectively.

As per the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 120,854.

(b)	Tucumán Trust

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”.The purpose of the trust was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificate of participation issued.

On June 6, 2008, partial settlements of the Tucuman Trust´s certificates sold among the trust participant. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

BANCO MACRO S.A. AND SUBSIDIARIES

According to the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 466.

This trust will end with the full settlement of the certificates of participation.

(c)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) since May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued. As of December 31, 2011, and 2010, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(d)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Tarjeta Shopping and Consumax, among others). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(e)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into a trust agreement called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust is to set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, province of Chubut. The trust revenues (corpus assets) arise mainly from collecting cash flow of Corporate Bonds.

As of the date of issuance of these consolidated financial statements, the Class A debt securities acquired by the Bank account for 14% of the trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(f)	Trust created by Decree 976-01

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

As of the date of issuance of these consolidated financial statements, the debt securities acquired by the Bank account for less than 1% of the trust issues.

BANCO MACRO S.A. AND SUBSIDIARIES

(g)	Chubut oil & gas royalties Trust

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

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 4% of the trust issues. The final amortization of such debt securities will operate on July 1, 2020.

(h)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each. Subsequently, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company.

Subsequently, the trust issued debt securities, which were subscribed by the Bank.

Lastly, during 2010 and 2011, several addenda and amendments to the terms and conditions were executed, resulting in a final rescheduling of the maturities as of August 31, 2012.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,384.

As mentioned in Note 13. a), on January, 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

(i)	Galtrust Financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust. The purpose of the trust is to collect the corpus assets (Presidential decree 1,579/02 – Secured Bonds in Argentine pesos—BOGAR 2018) and settle the debt securities and certificates of participation issued.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 13% of the debt securities in force.

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

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2011, and 2010, considering to the latest accounting information available as of the date of issue of these financial statements, the corpus assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 6,957 and 7,484, respectively.

13.3.	Trusts as collateral for the loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s noncompliance.

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

As of December 31, 2011, and 2010, the managed assets amount to 301,857 and 273,508, respectively.

13.4.	Normal trust activities (The Bank acts as trustee)

The Bank performs management duties in relation to the corpus assets directly according to the agreements performing only trustee duties and has no other interests in the trust.

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

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other trusts manage specific assets, mainly real property.

As of December 31, 2011, and 2010, the managed assets amount to 994,609 and 1,200,982, respectively.

14.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

BANCO MACRO S.A. AND SUBSIDIARIES

15.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be appropriated to Legal Reserve. Consequently, the Shareholders’ Meeting held on April 16, 2012, decided to apply 235,219 out of Unappropriated retained earnings to increase such legal reserve.

b)	As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in Note 10.a.1) and as established by Central Bank Communiqué “A” 4,576 the Shareholders’ Meeting held on April 16, 2012, decided to appropriate 62,934 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2012.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting shall specifically decide on how to use the retained earnings resulting from the financial statements subjected to its consideration.

e)	Through Communiqué “A” 5,072 as supplemented, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, of a nonaccounting basis, unappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

As of December 31, 2011, the adjustments to be made to unappropriated retained earnings are as follows:

i.	Capitalized amounts related to compliance with legal measures related to deposits in the amount of 49,336.

ii.	The positive net difference between the book value and the market value of unlisted government securities and federal guaranteed loans in the amount of 31,398.

The maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an upward adjustment of the required amount and deducing the abovementioned adjustments.

Furthermore, by application of Central Bank Communiqué “A” 5,272, in addition to the amount required in relation to credit, interest rate and market risk, the required capital minimum will include the requirements related to operational risk.

Finally, by application of the provisions in Communiqué “A” 5,273, which increased the abovementioned upward adjustment from 30% to 75%, has not made it possible to distribute dividends.

BANCO MACRO S.A. AND SUBSIDIARIES

Subsequently, on April 16, 2012, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, (i) the compensation paid to the Directors amounting to 49,422 and (ii) the write off of payments made on behalf of shareholders for their personal assets tax for an amount of 14,075.

16.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant claims arising from the previous paragraphs are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

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

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, pursuant to Central Bank Communiqués “A” 5,201 and “A” 5,203, in a show of commitment to the Corporate Governance and Risk Management good practices, the Board of Directors decided to create the following committees which will begin operating in fiscal 2012:

•

The Risk Management Committee, which will be in charge of monitoring and coordinating Senior Management’s activities involving management of credit, market, liquidity, operational, compliance and reputational risks, among others, ensuring the proper working order of an independent and comprehensive risk management.

•

The Personnel Incentives Committee, which will be in charge of ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

•

The Ethics and Compliance Committee, the purpose of which is to ensure the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

•

The Corporate Governance and Appointments Committee, whose duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Some of the main risks in financing activities involve:

Credit risk

Credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

Banco Macro S.A. has counter-party and credit risk policies the purpose of which is to ensure risks fall within a risk tolerance level decided by the Board of Directors and the tolerance level established the Central Bank regulations effective to this end.

The Credit Risk Department is in charge of applying the policies, administrating and monitoring the exposure to risk. Regulations, procedures and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of customers in question.

The Management of Corporate and Individual Risks and Micro-projects analyze the credit risks of the different segments and provide technical support for credit decisions. The different Credit Committees and senior-level officers with customer-rating powers all participate in the credit approval process, within the framework of a progressive scale of credit capacity levels in relation to the amount of principal being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Department is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. To do so, it controls the implementation and settlement of transactions and periodically reviews the classification of debtors and the debtors’ guarantees so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard.

Within the Credit Risk Department, the Analysis and Planning area’s duties involve monitoring risk exposure using tools such as alerts and indicators, which are used in preparing periodic reports that serve as a source of information for managing the portfolio by the Bank’s Management, the Credit Risk Department and the commercial areas.

The Prelegal Recovery Department defines and carries out the recovery tasks involving the arrears portfolio. During 2011, by including the Legal Recovery Department in the Credit Risk structure, the Bank managed to integrate the legal recovery proceedings with the rest of the recovery stages, increasing the efficiency of the processes completing the credit cycle.

Finally, the Department has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to curb the credit risks.

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

During fiscal year 2011 the defined model continued to be applied. It includes the following:

•	assessing all relevant processes;

•	integrating the operational and technological risk assessment models;

•	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

•	the qualitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

•

the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

•

the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management;

•

the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

With a view to reinforcing the Operational Risk Management Model in place, an incentives system was put into practice to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products. Improvement on the different functions of the risk management system also continued.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank’s investment strategy is reviewed on a regular basis by the Assets and Liabilities Committee in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacities are also assessed.

The Assets and Liabilities Committee evaluates the Bank’s situation based on reports provided by Finance Management. To analyze the market risk it uses the VAR (Value at Risk) method, for trading positions, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.

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

BANCO MACRO S.A. AND SUBSIDIARIES

During the current year, the Financial Risk sector was created, the purpose of which is to identify, monitor, measure and control Market Risk (which includes interest rate risk) and Liquidity Risk. During 2011, the sector was involved in supervising compliance of the objectives set forth by Banco Macro S.A.’s Management in terms of the risks indicated.

18.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2011	2010
ASSETS
Cash	2,004,258	2,199,875
Government and private securities	2,267,717	2,581,728
Loans	2,943,948	2,382,835
Other receivables from financial intermediation	2,633,666	2,846,622
Receivables from financial leases	45,453	59,958
Investments in other companies	623	577
Other receivables	50,337	43,877
Items pending allocation	588	456

Total	9,946,590	10,115,928

LIABILITIES
Deposits	4,418,805	3,890,417
Other liabilities from financial intermediation	2,944,855	3,329,221
Other liabilities	6,877	5,495
Subordinated Corporate Bonds	647,753	598,470
Items pending allocation	13	3

Total	8,018,303	7,823,606

19.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

“Cash” includes: interest-bearing deposits in foreign banks totaling 420,222 and 269,155 as of December 31, 2011 and 2010, respectively.

Those interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.69% and 0.59% as of December 31, 2011 and 2010, respectively. In 2011 and 2010 the deposits with the Central Bank did not bear any interest.

20.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2011	2010
GOVERNMENT SECURITIES

Government securities at market value
In pesos:
Federal Government bonds at Badlar Private + 2.75%—Maturity: 2014	196,511	200,925
Secured bonds under Presidential Decree 1,579/02	173,871	40,988
Discount bonds—Maturity 2033	133,624	6,956
Federal Government bonds at Badlar Private + 3.50%—Maturity: 2013	46,062	46,350
Consolidation bonds of social security payables—Fourth Series	8,740	7,029
Federal Government bonds at variable rate—Maturity: 2013	5,121	7,523
Federal Government bonds at 2%—Maturity: 2014	3,683	3,674
Consolidation bonds– 6° series—Maturity: 2024	2,304	645
Par bonds at variable rate—Maturity: 2038	1,072	519
Others	1,344	2,293

Subtotal Government securities at market value—In pesos	572,332	316,902

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2011	2010
GOVERNMENT SECURITIES (contd.)

In foreign currency:
Treasury Bill—Maturity: 04-19-12	215,147	—
Federal Government bonds at Libor—Maturity: 2012	21,117	42,466
Debt Securities at 12% Córdoba Province—Maturity: 2017	16,275	17,498
Federal Government bonds at 7%—Maturity: 2017	2,934	1,026
Federal Government bonds at 7%—Maturity: 2015	633	1,640
Argentine Republic Global International bonds—Maturity: 2017	34	32
Federal Government bonds at Libor—Maturity: 2013	23	1,113
Treasury Bill—Maturity: 2011	—	198,790
Others	2	32

Subtotal Government securities at market value—In foreign currency	256,165	262,597

Subtotal Government securities at market value	828,497	579,499

Government securities at amortized cost
In pesos:
Province of Buenos Aires Treasury Bills—Maturity: 06-07-2012	51,911	—
Province of Buenos Aires Treasury Bills—Maturity: 02-16-2012	51,705	—
Province of Tucumán bonds –First series—Maturity: 2018	2,846	1,565
Province of Buenos Aires Treasury Bills—Maturity: 03-31-2011	—	50,084
Province of Buenos Aires Treasury Bills—Maturity: 01-27-2011	—	49,575
Others	—	3

Subtotal Government securities at amortized cost—In pesos	106,462	101,227

In foreign currency:
Province of Tucumán bonds—Second series at 9,45%—Maturity: 2015	6,425	2,455

Subtotal Government securities at amortized cost—In foreign currency	6,425	2,455

Subtotal Government securities at amortized cost	112,887	103,682

Instruments issued by the Central Bank of Argentina (1)
In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs/ Nobacs)	39,455	681,949
Unlisted Central Bank of Argentina bills and notes (Lebacs / Nobacs)	246,236	3,167,344

Subtotal instruments issued by Central Bank of Argentina	285,691	3,849,293

Securities under repurchase agreements (1)
In pesos:
Unlisted Central Bank bills and notes (Lebacs / Nobacs)	932,367	148,959
Listed Central Bank bills and notes (Lebacs/ Nobacs)	85,813	7,514
GDP—Related Securities—Maturity: 2035	46,936	149
Federal Government bonds at Badlar Private + 2.75%—Maturity: 2014	30,740	990
Discount bonds—Maturity: 2033	30,231	4,797
Secured bonds under Presidential Decree No. 1,579/02	12,585	—
Consolidation bonds—6° series—Maturity: 2024	8,458	18,518
Federal Government bonds at Badlar + 3%—Maturity: 2015	6,171	—

Subtotal securities under repurchase agreements—In pesos	1,153,301	180,927

In foreign currency:
Federal government bonds at 7%—Maturity: 2013	1,992,625	2,299,088

Subtotal securities under repurchase agreement—In foreign currency	1,992,625	2,299,088

Subtotal securities under repurchase agreement	3,145,926	2,480,015

Total government securities	4,373,001	7,012,489

PRIVATE SECURITIES

Investments in listed private securities—Shares (1)
In pesos:
Petroleo Brasileiro S.A.	5,640	—
Pampa Energía S.A.	5,347	—
Grupo Financiero Galicia S.A.	372	—
Subtotal listed private securities—Shares—In pesos	11,359	—

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2011	2010
GOVERNMENT SECURITIES (contd.)

In foreign currency:
Inversiones & Representaciones S.A.	12,502	17,588

Subtotal listed private securities—Shares—In foreign currency	12,502	17,588

Total private securities	23,861	17,588

Total government and private securities, before allowances	4,396,862	7,030,077

Allowances	—	(3)

Total government and private securities	4,396,862	7,030,074

(1)	They were valued at market value, except for “Unlisted Central Bank bills and notes (Lebacs/Nobacs)” which were value at amortized cost.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES

Government securities at market value
In pesos:	27,676	369,780	39,577	135,299	—	572,332

Federal Government bonds at Badlar Private + 2.75%—Maturity: 2014	—	196,511	—	—	—	196,511
Secured bonds under Presidential Decree 1,579/02	19,934	115,508	38,429	—	—	173,871
Discount bonds—Maturity 2033	—	—	—	133,624	—	133,624
Federal Government bonds at Badlar Private + 3.50%—Maturity: 2013	—	46,062	—	—	—	46,062
Consolidation bonds of social security payables—Fourth Series	3,607	5,133	—	—	—	8,740
Federal Government bonds at variable rate—Maturity: 2013	2,560	2,561	—	—	—	5,121
Federal Government bonds at 2%—Maturity: 2014	1,228	2,455	—	—	—	3,683
Consolidation bonds—6° series—Maturity: 2024	—	631	1,147	526	—	2,304
Par bonds at variable rate—Maturity: 2038	—	—	—	1,072	—	1,072
Others	347	919	1	77	—	1,344

In foreign currency:	238,989	11,494	5,681	1	—	256,165

Treasury Bill—Maturity: 04-19-12	215,147	—	—	—	—	215,147
Federal Government bonds at Libor—Maturity: 2012	21,117	—	—	—	—	21,117
Debt Securities at 12% Córdoba Province—Maturity: 2017	2,713	10,849	2,713	—	—	16,275
Federal Government bonds at 7%—Maturity: 2017	—	—	2,934	—	—	2,934
Federal Government bonds at 7%—Maturity: 2015	—	633	—	—	—	633
Argentine Republic Global International bonds— Maturity: 2017	—	—	34	—		34
Federal Government bonds at Libor—Maturity: 2013	12	11	—	—	—	23
Others	—	1	—	1	—	2

Government securities at amortized cost
In pesos:	103,942	1,891	629	—	—	106,462

Province of Buenos Aires Treasury Bills—Maturity: 06-07-2012	51,911	—	—	—	—	51,911
Province of Buenos Aires Treasury Bills—Maturity: 02-16-2012	51,705	—	—	—	—	51,705
Province of Tucumán bonds—First series—Maturity: 2018	326	1,891	629	—	—	2,846

In foreign currency:	1,606	4,819		—	—	6,425

Province of Tucumán bonds—Second series at 9,45%—Maturity: 2015	1,606	4,819	—	—	—	6,425

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES (contd.)

Instruments issued by the Central Bank of Argentina—In pesos:	285,691	—	—	—	—	285,691
Listed Central Bank of Argentina bills and notes (Lebacs/ Nobacs)	39,455	—	—	—	—	39,455
Unlisted Central Bank of Argentina bills and notes (Lebacs / Nobacs)	246,236	—	—	—	—	246,236

Securities under repurchase agreement
In pesos:	1,153,301	—	—	—	—	1,153,301
Unlisted Central Bank bills and notes (Lebacs / Nobacs)	932,367	—	—	—	—	932,367
Listed Central Bank bills and notes (Lebacs/ Nobacs)	85,813	—	—	—	—	85,813
GDP—Related Securities—Maturity: 2035	46,936	—	—	—	—	46,936
Federal Government bonds at Badlar Private + 2.75%—Maturity: 2014	30,740	—	—	—	—	30,740
Discount bonds—Maturity: 2033	30,231	—	—	—	—	30,231
Secured bonds under Presidential Decree No. 1,579/02	12,585	—	—	—	—	12,585
Consolidation bonds—6° series—Maturity: 2024	8,458	—	—	—	—	8,458
Federal Government bonds at Badlar + 3%—Maturity: 2015	6,171	—	—	—	—	6,171

In foreign currency:	1,992,625	—	—	—	—	1,992,625
Federal government bonds at 7%—Maturity: 2013	1,992,625	—	—	—	—	1,992,625

Total government securities	3,803,830	387,984	45,887	135,300	—	4,373,001

PRIVATE SECURITIES

Investments in listed private securities
In pesos:	—	—	—	—	11,359	11,359

Petroleo Brasileiro S.A.	—	—	—	—	5,640	5,640
Pampa Energía S.A.	—	—	—	—	5,347	5,347
Grupo Financiero Galicia S.A.	—	—	—	—	372	372
In foreign currency:	—	—	—	—	12,502	12,502

Inversiones & Representaciones S.A.	—	—	—	—	12,502	12,502

Total private securities	—	—	—	—	23,861	23,861

Total government and private securities	3,803,830	387,984	45,887	135,300	23,861	4,396,862

21.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

The classification of the loan portfolio in this regard was as follows:

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
Description	2011	2010
Non-financial government sector	336,189	336,430
Financial sector	343,282	155,701
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	483,905	320,399
- With Senior “B” guarantees	1,481,441	869,936
- Without Senior guarantees	7,916,043	5,502,813
Consumer
- With Senior “A” guarantees	31,840	29,149
- With Senior “B” guarantees	828,446	673,329
- Without Senior guarantees	13,496,336	8,537,256

Less: Allowance	(599,224)	(514,910)

Total loans, net of allowance	24,318,258	15,910,103

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2011	2010
Argentina	24,910,146	16,422,685
Uruguay	1,950	1,316
United States of America	1,929	—
Italy	1,585	—
Chile	894	6
Australia	579	—
Bahamas	202	—
Switzerland	171	—
France	14	8
Algeria	8	—
Spain	4	1
Brasil	—	997
Less: Allowance	(599,224)	(514,910)

Total loans, net of allowances	24,318,258	15,910,103

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2011	2010
Retail loans	10,611,776	6,512,629
Agricultural livestock- Forestry-Fishing- Mining—Hunting	3,201,824	2,286,297
Other services	2,321,258	1,281,916
Retail and consumer products	1,840,756	1,140,019
Construction	1,456,323	1,009,744
Foodstuff and beverages	1,178,894	917,874
Financial Services	691,460	387,074
Manufacturing and wholesale	603,487	302,927
Transportation, storage and communications	565,384	488,356
Governmental services	480,892	418,026
Chemicals	441,458	455,313
Real estate, business and leases	383,209	357,865
Electricity, oil, water	190,792	92,475
Hotels and restaurants	39,261	27,866
Other	910,708	746,632

Total loans	24,917,482	16,425,013
Less: Allowance	(599,224)	(514,910)

Total loans, net of Allowance	24,318,258	15,910,103

BANCO MACRO S.A. AND SUBSIDIARIES

22.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION

The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

Description	As of December 31,
	2011	2010
With preferred guarantees	2,765,603	2,398,732
Without preferred guarantees	1,969,637	1,438,078
Allowances	(238,712)	(237,513)

	4,496,528	3,599,297

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

Description	As of December 31,
	2011	2010
Corporate bonds—Unlisted (1)	313,656	279,306
Certificates of participation in financial trusts—Unlisted (1)	350,746	351,683
Debt securities in financial trusts—Unlisted	278,017	260,459

Total investments in unlisted private securities	942,419	891,448

(1)	As of December 31, 2011 and 2010, the Bank booked allowances for impairment in value amounting to 235,858 and 234,187, respectively (see also note 25).

As of December 31, 2011, maturities for the private securities disclosed above are as follows:

	Within 1 year	After 1 year but within 5 years		After 5 years but within 10 years	After 10 years	Without due date		Total
Corporate bonds—Unlisted	191,945	99,337		22,184	—	190		313,656

Certificates of participation in financial trusts—Unlisted	3,257	119,893	(1)	—	3,764	223,832	(1)	350,746

Debt securities in financial trusts—Unlisted	135,273	131,669		11,075	—	—		278,017

Total investments in unlisted private securities	330,475	350,899		33,259	3,764	224,022		942,419

(1)	As of December 31, 2011 the Bank booked allowances for impairment in value amounting to 232,512.

The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
Description	2011	2010
Amounts receivable from spot and forward sales pending settlement

Receivables from repurchase agreements of government securities	1,233,020	177,583
Receivable from spot sales of government and private securities pending settlement	41,187	38,734
Receivables from spot sales of foreign currency settlement	5,592	32,397

	1,279,799	248,714

Securities and foreign currency receivable from spot and forward purchases pending settlement

Forward purchases of securities under repurchase agreements	26,961	990
Spot purchases of government and private securities pending settlement	18,202	11,917
Spot purchases of foreign currency pending settlement	5,591	32,439
Other spot purchases	—	32,221

	50,754	77,567

Amounts payable for spot and forward purchases pending settlement

Payables for forward purchases of securities under repurchase agreements	24,795	901
Payables for spot purchases of government securities pending settlement	7,190	36,674
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	5,592	32,381
Other payables	28,523	23,653

	66,100	93,609

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	3,259,368	2,480,124
Spot sales of government and private securities pending settlement	26,085	49,186
Forward sales of foreign currency pending settlement	5,612	32,430

	3,291,065	2,561,740

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in note 4.5.h). The fair value of these instruments was:

	End-of-year fair value
Description	2011	2010
Assets	51,042	74,228
Liabilities	3,289,531	2,529,901

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

23.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

23.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December, 31
Description	Estimated useful life (years)	2011	2010
Buildings	50	473,397	410,710
Furniture and facilities	10	148,084	112,624
Machinery and equipment	5	480,448	408,087
Vehicles	5	50,778	37,428
Other	—	1,521	1,408
Accumulated depreciation		(578,818)	(524,726)

Total		575,410	445,531

Depreciation expense was 72,972, 58,285 and 53,993 as of December 31, 2011, 2010 and 2009, respectively.

23.2	Other assets

Other assets consisted of the following as of December 31, 2011 and 2010:

	As of December, 31
Description	Estimated useful life (years)	2011	2010
Works in progress	—	22,548	36,955
Works of art	—	1,239	1,235
Prepayments for the purchase of assets	—	2,639	57,862
Foreclosed assets	50	10,489	13,199
Leased buildings	50	3,893	3,893
Stationery and office supplies	—	9,465	4,055
Other assets (1)	50	194,413	78,385
Accumulated depreciation		(14,987)	(14,328)

Total		229,699	181,256

(1)	Mainly includes a real property acquired to be used in the normal course of business.

Depreciation expense was 2,152, 2,032 and 1,583 as of December 31, 2011, 2010 and 2009, respectively.

23.3	Operating Leases

As of December 31, 2011, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts
2012	38,643
2013	31,343
2014	21,411
2015	12,795
2016	5,500
2017 and after	5,020

Total	114,712

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2011, 2010 and 2009, rental expenses amounted to 51,364, 40,526 and 34,638, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

24.	INTANGIBLE ASSETS

24.1.	Goodwill:

As of December 31, 2011 and 2010 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2011	2010
Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 10,331 as of December 31, 2011 (a)	10	7,913	9,740
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 35,773 as of December 31, 2011 (b)	10	30,269	36,874
Goodwill for the purchase of Banco Privado de Inversiones S.A., net of accumulated amortization of 7,494 as of December 31, 2011 (c)	10	48,711	54,331

Total		86,893	100,945

(a)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

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

(c)	On September 22, 2010, the Bank acquired 100% of the capital stock of Banco Privado de Inversiones S.A. in the amount of USD 23.3 million, out of which, USD 10.4 million is related to an escrowed amount, as provided in the purchase agreement. The assets transferred amounted to 403,686 and the liabilities assumed amounted to 368,034.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 56,205, which is amortized in ten years and no impairment is required.

Amortization expense on goodwill was 14,052, 10,305 and 8,432 as of December 31, 2011, 2010 and 2009, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

24.2.	Organization and development costs:

As of December 31, 2011 and 2010, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2011	2010
Differences due to courts orders – deposits dollarization’s (a)	5	51,183	54,680
Cost from information technology projects (b)	5	123,433	100,937
Organizational cost (c)	5	1,718	2,602
Other capitalized cost	5	56,291	38,133

Total		232,625	196,352

(a)	Under Central Bank rules, the Bank records exchange differences related to payments and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decisions mentioned in Note 4.5.l.2).

(b)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.

(c)	Under Central Bank rules, the Bank records cost inherent to the set up and organization of the Bank.

Amortization expense was 78,083, 60,748 and 53,950 as of December 31, 2011, 2010 and 2009, respectively, which was recorded in Administrative expenses and Other expenses.

Intangible assets changed as follows during fiscal years ended December 31, 2011, 2010 and 2009:

	Fiscal year ended December 31,
	2011	2010	2009
Balance at the beginning of the fiscal year	297,297	210,574	198,546
Additions	114,389	157,940	74,867
Decreases	(33)	(164)	(457)
Amortization expense (1)	(92,135)	(71,053)	(62,382)

Balance at the end of the fiscal year	319,518	297,297	210,574

(1)	See Note 28.

25.	ALLOWANCES AND PROVISIONS

The Bank had recorded allowances and provisions for:

Government and private securities: recorded to cover possible impairment risk arising out of government securities.

Loans: recorded in compliance with the provision of Communiqué “A” 2,950, as supplemented, of the Central Bank, taking into account Notes 4.5.f).

Other receivables from financial intermediation: recorded in compliance with the provision of Communication “A” 2,950, as supplemented, of the Central Bank, taking into account Notes 4.5.f) and 4.5.h.3).

Receivables from financial leases: recorded in compliance with the provision of Communiqué “A” 2,950, as supplemented, of the Central Bank, taking into account Note 4.5.f).

BANCO MACRO S.A. AND SUBSIDIARIES

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

	As of December 31, 2011
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Government and private securities	3	—	—	(3)	—
- Loans	514,910	290,651	(26,877)	(179,460)	599,224
- Other receivables from financial intermediation	237,513	5,792	(3,097)	(1,496)	238,712
- Receivables from financial leases	6,021	590	(991)	—	5,620
- Investment in other companies	1,676	963	(510)	—	2,129
- Other receivables	12,961	6,849	(343)	(6,559)	12,908

Total of allowances	773,084	304,845	(31,818)	(187,518)	858,593

Provisions
- Granted guarantees	784	—	(758)	(2)	24
- Other loss contingencies	90,573	38,015	(4,958)	(25,592)	98,038
- Difference from court deposit dollarization	14,473	1,403	—	(1,122)	14,754

Total of provisions	105,830	39,418	(5,716)	(26,716)	112,816

	As of December 31, 2010
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Government and private securities	44	6	(47)	—	3
- Loans	448,045	254,010	(28,747)	(158,398)	514,910
- Other receivables from financial intermediation	231,219	11,756	(3,458)	(2,004)	237,513
- Receivables from financial leases	3,649	3,298	(926)	—	6,021
- Investment in other companies	1,497	277	(98)	—	1,676
- Other receivables	10,885	3,408	(981)	(351)	12,961

Total of allowances	695,339	272,755	(34,257)	(160,753)	773,084

Provisions
- Granted guarantees	966	—	(182)	—	784
- Negative goodwill	483	—	(483)	—	—
- Other loss contingencies	66,847	34,492	(509)	(10,257)	90,573
- Difference from court deposit dollarization	19,979	2,194	(87)	(7,613)	14,473

Total of provisions	88,275	36,686	(1,261)	(17,870)	105,830

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31, 2009
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Government and private securities	27	28	(11)	—	44
- Loans	438,348	187,648	(2,596)	(175,355)	448,045
- Other receivables from financial intermediation	228,588	4,202	(68)	(1,503)	231,219
- Receivables from financial leases	5,391	138	(1,878)	(2)	3,649
- Investment in other companies	247	1,266	(16)	—	1,497
- Other receivables	13,673	1,547	(1,914)	(2,421)	10,885

Total of allowances	686,274	194,829	(6,483)	(179,281)	695,339

Provisions
- Granted guarantees	1,523	24	(581)	—	966
- Negative goodwill	483	—	—	—	483
- Other loss contingencies	62,765	17,114	(2,069)	(10,963)	66,847
- Difference from court deposit dollarization	18,233	1,746	—	—	19,979

Total of provisions	83,004	18,884	(2,650)	(10,963)	88,275

Under Central Bank rules provision for loan losses includes provision for “loans”, “other receivables for financial intermediation” and “receivables from financial leases”.

26.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

26.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2011 and 2010 is 11,510,473 and 9,036,046, respectively.

26.2	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2011			As of December 31, 2010
	Principal	Interest and CER adjustments	Rate	Principal	Interest and CER adjustments	Rate
Short–term liabilities	2,392	39	0.00%	1,447	5	0.01%
Long–term liabilities	6,714	10	8.57%	415	10	0.08%

Total	9,106	49		1,862	15

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

26.3	Banks and international institutions

The Bank borrowed funds under various credit facilities from Banks and international institutions for specific purposes, as follows:

	As of December 31, 2011			As of December 31, 2010
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	154,942	641	2.12%	45,506	191	1.89%

Total	154,942	641		45,506	191

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

BANCO MACRO S.A. AND SUBSIDIARIES

26.4	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2011			As of December 31, 2010
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	1,778	3,461	2.00%	31,845	3,048	9.14%
Long–term liabilities	13,724	25,788	2.00%	15,501	25,243	2.00%

Total	15,502	29,249		47,346	28,291

Accrued interest and adjustments are included in “Accrued interest payables” under the Financing received from Argentine financial institutions and “Accrued interest, adjustments, foreign exchange and quoted price differences payables” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets. Amounts are unsecured.

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2011
2013	5,116
2014	7,817
2015	8,357
2016	8,357
2017	8,357
2018	1,508

39,512

26.5	Others

The rest of liabilities included in “Others liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2010			As of December 31, 2010
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	1,409,418	13	0.01%	1,093,289	19	0.01%
Long–term liabilities (2)	82,589	1,263	4.00%	80,584	1,214	3.98%

Total	1,492,007	1,276		1,173,873	1,233

(1)	Includes mainly pending settlement transactions and payment accounts.
(2)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 80,600 and 77,500 as of December 31, 2011 and 2010, respectively (see Note 7.1.f)).

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

These expenses aggregated 240,487, 183,831 and 142,440 for the fiscal years ended December 31, 2011, 2010 and 2009, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

BANCO MACRO S.A. AND SUBSIDIARIES

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

Consolidated Statements of Income	2011	2010	2009
Interest and fees on loans	3,955,563	2,627,497	2,343,185
Interest on bearing deposits with other banks	179	275	363
Interest on other receivables from financial intermediation	78,726	46,654	43,825
Interest on securities and foreign exchange purchased under resale agreements	46,922	33,839	63,167
Securities gains, net	454,045	949,055	1,321,130
Other interest income	40,216	38,396	33,653

Total interest income	4,575,651	3,695,716	3,805,323

Interest on deposits	1,253,098	979,919	1,181,701
Interest on securities and foreign exchange purchased under resale agreements	8,052	5,281	2,314
Interest on short-term borrowings	36,545	31,843	37,631
Interest on long-term debt	97,838	97,671	106,278

Total interest expense	1,395,533	1,114,714	1,327,924

Net interest income	3,180,118	2,581,002	2,477,399
Provision for loan losses, net (2)	(204,856)	(149,430)	(154,397)

Net interest income after provision for loan losses	2,975,262	2,431,572	2,323,002

Service charges on deposit accounts and other fees	1,167,667	811,190	663,000
Credit-card service charges and fees	325,988	197,818	158,418
Other commissions	54,240	34,779	23,365
Foreign currency exchange trading income	35,235	28,358	26,682
Income from equity in other companies	43,184	24,654	14,953
Foreign exchange, net	282,698	153,134	133,731
Other	281,282	199,642	140,430

Total non-interest income	2,190,294	1,449,575	1,160,579

Commissions	115,483	81,464	61,620
Salaries and payroll taxes	1,624,167	1,224,207	963,889

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income	2011	2010	2009
Outside consultants and services	93,846	79,564	64,436
Depreciation of bank premises and equipment	74,066	60,006	55,255
Rent	51,122	40,367	34,554
Stationery and supplies	12,789	9,913	11,472
Electric power and communications	59,595	48,183	45,747
Advertising and publicity	75,928	64,017	46,861
Taxes	488,724	325,858	255,431
Directors’ and Statutory Audits’ fee	59,773	59,391	36,413
Insurance	12,155	9,882	7,313
Security services	89,608	61,186	47,668
Maintenance, conservation and repair expenses	98,824	78,647	68,006
Amortization of organization and development costs (1)	78,083	60,721	53,719
Amortization of goodwill (1)	14,052	10,305	8,432
Provision for losses on other receivables and other allowances (3)	44,345	32,517	21,275
Other	329,167	245,743	285,218

Total non-interest expense	3,321,727	2,491,971	2,067,309

Income before income tax expense	1,843,829	1,389,176	1,416,272
Income tax expense	657,621	371,878	659,250

Income from continuing operations	1,186,208	1,017,298	757,022

Net income	1,186,208	1,017,298	757,022

Net income attributable to the noncontrolling interest	10,111	6,868	5,092

Net income attributable to the controlling interest	1,176,097	1,010,430	751,930

Earnings per common share attributable to controlling interest – stated in pesos	1.98	1.70	1.26

(1)	See Notes 24 and 32.5.
(2)	Mainly includes allowances for loan losses and allowances for Receivables from financial leases, net of those related to Recovered loans.
(3)	Mainly includes provisions for losses, an other receivables and expenses related to contingent liabilities for probable claims, lawsuit and other proceedings, including those related to labor.

BANCO MACRO S.A. AND SUBSIDIARIES

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2011, and 2010, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2011	2010
ASSETS

Cash and cash equivalent	3,914,876	4,005,929
Interest-bearing deposits in other banks	420,222	269,155
Federal Funds sold and securities purchased under resale agreements of similar arrangements	3,229,293	2,436,328
Trading account assets	605,115	142,825
Investment securities available for sale	1,183,502	4,632,956
Loans	25,336,304	16,732,999
Allowance for loan losses	(604,844)	(520,931)
Premises and equipment	804,441	626,606
Due from customers on acceptances	409,440	220,855
Other assets	1,572,469	1,525,804

Total assets	36,870,818	30,072,526

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	21,123,275	16,777,893
Non interest-bearing deposits	6,212,829	5,469,561
Federal Funds purchased and securities sold under repurchase agreements	161,884	24,664
Other short-term borrowings	1,787,378	1,191,743
Long-term borrowings	587,926	743,038
Contingent liabilities	112,816	105,830
Other liabilities	1,070,381	760,131
Bank acceptances outstanding	409,440	220,855
Subordinated corporate bonds	647,753	598,470

Total liabilities	32,113,682	25,892,185

Common stocks	584,485	594,485
Retained appropriated earnings	966,437	764,351
Retained unappropriated earnings	2,848,288	2,390,745
Other shareholders’ equity	320,342	403,261
Noncontrolling interests	37,584	27,499

Total shareholders’ equity	4,757,136	4,180,341

Total liabilities and shareholders’ equity	36,870,818	30,072,526

29.	OPERATIONS BY GEOGRAPHICAL SEGMENT

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2011	2010	2009
Total revenues	6,858,381	5,220,502	5,032,704
Argentina	6,830,506	5,186,234	4,952,908
Bahamas	27,875	34,268	79,796

Net income	1,176,097	1,010,430	751,930
Argentina	1,167,157	990,907	687,294
Bahamas	8,940	19,523	64,636

Total assets	41,442,126	33,524,407	26,859,238
Argentina	40,594,481	32,793,241	25,882,809
Bahamas	847,645	731,166	976,429

BANCO MACRO S.A. AND SUBSIDIARIES

30.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank enters into various transactions involving off-balance-sheet financial instruments. These instruments could be used to meet the risk management, trading and financing needs of customers or for the Bank’s propietary trading and asset and liability management purposes, and could be subject to varying degrees of credit and market risk. Credit risk and market risk associated with on- and off-balance-sheet financial instruments are monitored on an aggregate basis.

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

•

Forwards and Futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument. Forwards contracts are OTC agreements and are principally dealt in by the Bank in securities/foreign exchange as forward agreements.

•	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or OTC agreements.

Pursuant to Central Bank’s rules, forward transactions with delivery of underlying assets, must be recorded under “Other receivables from financial intermediations” and “Other liabilities from financial intermediations” in the accompanying balance sheets and they were valued as mentioned in Note 4.5.h) (accrual method).

The notional contractual amount of these instruments represents the volume of outstanding transactions and do not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices.

The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2011 and 2010:

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2011	2010
Forward purchases of foreign exchange without delivery of underlying asset (a)	1,757,843	555,897
Forward sales of foreign exchange without delivery of underlying asset (a)	1,661,652	236,851
Interest rate swaps (b)	158,550	157,066
Put options taken (d)	40,091	—
Put options sold (c)	36,657	54,780
Call options sold (e)	—	17,587

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through the local markets (ROFEX and MAE). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

The Bank enters into these transactions to take advantage of price differentials. Under Central Bank rules, they were valued at their quoted prices as of December 31, 2011 and 2010. They expired a few days later. Any quoted price-differences were charged to income.

(b)	Related to the following interest rate swap transactions:

b.1)	The Bank and the Central Bank agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of thousands of 115,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4,776, as supplemented.

b.2)	Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of thousands of 43,550 and 42,066, respectively.

(c)	Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Relates to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XXI and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 28, 2011, with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which will accrue a minimum applicable rate of 28%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of the issuance of the financial statements, the option was not exercised.

BANCO MACRO S.A. AND SUBSIDIARIES

(e)	As of December 31, 2010, this is related four call options of Petroleo Brasileiro S.A. The agreement expired on January, 2011 and April, 2011. These call options were not exercised.

Net income (loss) resulting from these transactions for the fiscal years ended December 31, 2011, 2010 and 2009, amount to income (loss) and are included in the “Other Financial Income”:

Transactions	2011	2010	2009
Premiums on reverse repurchase agreements	46,912	33,839	63,168
Premiums on repurchase agreements	(8,052)	(5,281)	(2,314)
Interest rate swaps	313	(3,397)	4,344
Forwards foreign-currency transaction offset	38,031	9,471	13,992

Total	77,204	34,632	79,190

30.2.	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of the counterparts’ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2011	2010
Unused portion of loans granted per debtors classification regulations	40,246	57,533
Other guarantees provided not covered by debtors classification regulations	137,329	66,192
Other guarantees provided covered by debtors classification regulations	272,111	130,684
Other covered by debtors classification standards	67,807	90,171

(*)	Most of this amount as of December 31, 2011 and 2010, have a remaining maturity of less than one year.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2011	2010
Checks drawn on the Bank pending clearing	2,075,643	1,364,942
Checks drawn on other Banks	246,210	244,461

30.3	Trust activities

See Note 13.

31.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

In 2011 the Bank adopted the following Accounting Standards Update (ASU):

•

ASU 2011-02 – Receivables (Topic 310), A creditor’s determination of whether a restructuring is a trouble debt restructuring. The amendments in this Update would provided additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. It also makes effective the disclosures about trouble debt restructuring in ASU 2010-20. See Note 32.4 c).

•

ASU 2010-06 – “Fair Value Measurement and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements”. This ASU requires additional disclosures about fair value measurements. See Note 32.21.

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

There were no unrecognized tax benefits as of December 31, 2011, 2010 and 2009.

The Bank and its subsidiaries file income tax returns in Argentina. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2006 through 2011 (in addition see Note 16).

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 32.7.a) and c)) are summarized as follows:

	As of December 31,
Description	2011	2010
Deferred tax assets:
Governments and private securities	915	162
Loans	161,379	147,086
Allowance for loss contingencies	72,489	68,683
Net tax loss carry forwards	11,522	921
Other	39,833	35,517

Total deferred assets	286,138	252,369

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
Description (contd.)	2011	2010
Deferred tax liabilities:
Property, equipment and other assets	(3,124)	(2,399)
Intangible assets	(53,328)	(37,404)
Foreign exchange difference	(22,963)	(24,684)

Total deferred liabilities	(79,415)	(64,487)

Deferred tax asset	206,723	187,882

Allowance for deferred tax assets	(77,742)	(79,858)

Net deferred tax assets under US GAAP	128,981	108,024

As of December 31, 2011, the consolidated tax loss carry forwards of 32,919 are as follows:

Expiration year	Amount
2012	1,361
2013	144
2014	6,077
2015	87
2016	25,250

32,919

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2011	2010	2009
Net deferred tax assets at the beginning of the year	108,024	126,415	102,946
Net deferred tax liabilities acquired from acquisition on business combination (*)	—	(11,113)	—
Net amount recorded in comprehensive income	5,018	85,251	(146,525)
Net deferred tax (expense)/ income for the year	15,939	(92,529)	169,994

Net deferred tax assets at the end of the year	128,981	108,024	126,415

(*)	Included in Note 32.7.

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2011	2010	2009
Income tax in accordance with Central Bank regulations	657,858	365,775	659,250
Deferred tax charges	(15,939)	92,529	(169,994)

Total income tax expense in accordance with US GAAP	641,919	458,304	489,256

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
Description	2011	2010	2009
Pre-tax income in accordance with US GAAP	1,840,330	1,323,519	1,483,025
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	644,116	463,232	519,059
Permanent differences at the statutory rate:
- Variation of allowances	(2,116)	14,185	(23,635)
- Income not subject to income tax	(25,020)	(34,669)	(23,955)
- Others	24,939	15,556	17,787

Income tax in accordance with US GAAP	641,919	458,304	489,256

In Note 32.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, the Bank’s assets would increase by 147,767, 132,250 and 131,364 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would increase by 10,499 and 170,877 for the years ended December 31, 2011 and 2009, respectively, and would decrease by 84,365 for the year ended December 31, 2010.

Besides the adjustment abovementioned, the Bank’s assets related to Income tax acquired in business combination transactions, would decrease by 18,786, 24,226 and 4,949 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would increase by 5,440 for the year ended December 31, 2011 and would decrease by 8,164 and 883 for the years ended December 31, 2010 and 2009, respectively. Such adjustments are included in Note 32.7 a) and c).

b)	In addition, as of December 31, 2009 the Bank had asset of 10,280 for the credit for Tax on minimum presumed income. As mentioned in Note 5 to the financial statements, under Central Bank Rules, such credit is considered to be an asset because Management estimates it will be used within ten years, which is the period allowed by the Central Bank Communiqué “A” 4,295, as amended. As of December 31, 2010 the credit was totally used. In accordance with US GAAP, the Bank should record allowances for the portion of such credit which was deemed to be more likely than not that it would not be recovered, as per FASB ASC 740. The Bank determinated that no allowances was needed under US GAAP as of December 31, 2009.

32.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal government sector

During the fiscal year ended December 31, 2001, and as a consequence of Presidential Decree No. 1,387/01, the Bank exchanged a portion of federal government securities effective as of November 6, 2001, and received so-called guaranteed loans in consideration thereof. The loans received in this exchange were not significant. In addition, the Bank has guaranteed loans acquired in the market and also through business combinations.

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

As mentioned in Note 4.5.c), Guaranteed loans were valued according to Central Bank Communiqué “A” 4,898.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate cash flows expected to be collected over the life of the loan.

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 150,789, 168,933 and 82,537 as of December 31, 2011, 2010 and 2009, respectively.

On the other hand, income would increase by 18,144 and 202,783 for the years ended December 31, 2011 and 2009, respectively and would decrease by 86,396, for the year ended December 31, 2010.

Besides the adjustment abovementioned, the Bank’s assets related to Guarantee loans acquired in business combination transactions, would decrease by 6, 74 and 127 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would increase by 68, 53 and 98 for the years ended December 31, 2011, 2010 and 2009, respectively. Such adjustments are included in Note 32.7 a).

b)	Government securities

b.1)	Available for sale securities

As of December 31, 2009, according to Central Bank Communiqué “A” 4,861 dated October 30, 2008, as supplemented, the Bank classified certain government securities under “special investment accounts”. These government securities were recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable.

In accordance with Central Bank Communiqué “A” 5,024, the holdings of Argentine government securities and Central Bank monetary regulation instruments recorded under this valuation system should be reversed and booked at market value. Therefore, during 2010 the Bank reclassified these securities. In addition considering the favorable market situation and improvements in conditions of the assets, the Bank has sold a significant portion of such holdings. As of December 31, 2010 the Bank classified those remaining government securities under “holdings for trading or intermediation transactions” recorded at their quoted price.

As of December 31, 2011, 2010 and 2009, the Bank did not have the intention of keeping such holdings through their maturity.

In addition, as of December 31, 2011, the Bank had other Government securities. Under Central Bank rules, these securities were valued at the present value reported by Central Bank or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.1) and 4.5.b.2).

Under US GAAP, these Government securities were considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities”.

b.2)	Trading securities

As of December 31, 2011, under Central Bank rules, the Bank had other listed securities maintained for intermediation, which were valued as mentioned in Note 4.5.b.1). Under US GAAP these securities should be classified as trading and carried at fair value considering its active market.

In addition, changes in fair value are recorded in the statement of income.

The effects of adjustments required to state such amounts (Notes b.1) and b.2)) in accordance with US GAAP would decrease assets by 562 as of December 31, 2011 and would increase assets by 363 and 237,869 as of December 31, 2010 and 2009, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

On the other hand, income would increase by 16,971 and 20,305 for the years ended December 31, 2011 and 2010, respectively, and would decrease by 92,109 for the year ended December 31, 2009.

c)	Instruments issued by Central Bank of Argentina

As of December 31, 2011, 2010 and 2009, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.3 and b.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase assets by 767 and 711 as of December 31, 2011 and 2009, respectively and would decrease assets by 3,986 as of December 31, 2010.

On the other hand, income would decrease by 15,980 for the year ended December 31, 2011 and would increase by 13,467 and 3,008 for the years ended December 31, 2010 and 2009, respectively.

d)	Securities in financial trust and others (in accordance with Central Bank)

As of December 31, 2011, 2010 and 2009, the Bank had securities in financial trust and others. Under Central Bank rules, these securities were valued at the quoted price, present values reported by the Central Bank or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.h.3) and 4.5.h.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase assets by 1,458 and 7,877 as of December 31, 2011 and 2010, respectively and would decrease assets by 4,954 as of December 31, 2009.

On the other hand, income would increase by 25,661 and 9,653 for the years ended December 31, 2011 and 2009, respectively and would decrease by 11,618 for the year ended December 31, 2010.

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and fair value of securities classified as available for sale (see Note 28) mentioned in items b.1 and c) to d) as of December 31, 2011 and 2010, are as follows:

	As of December 31, 2011
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
Government securities	400,879	358,229	42,779	401,008
Instruments issued by Central Bank of Argentina	289,756	289,030	1,493	290,523
Securities in financial trust and others	492,867	505,501	(11,176)	494,325

Total	1,183,502	1,152,760	33,096	1,185,856

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31, 2010
	Carrying Amount	Amortized Cost	Net Unrealized Gains/ (Loss)	Fair Value
Government securities	214,317	154,005	60,675	214,680
Instruments issued by Central Bank of Argentina	3,849,293	3,850,101	(19,240)	3,830,861
Securities in financial trust and others	569,346	575,605	20,904	596,509

Total	4,632,956	4,579,711	62,339	4,642,050

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Proceeds from sales As of December 31,
Available for sale securities	2011 (*)	2010 (*)	2009 (*)
Government securities and Instruments Issued by Central Bank	976,912	1,086,234	1,947,021
Securities in financial trust and others	93,355	111,667	—

	1,070,267	1,197,901	1,947,021

(*)	As of December 31, 2011, 2010 and 2009, realized gains as a result of those sales amounted to 13,242, 175,960 and 388,190, respectively.

The amount of the unrealized holding gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 32.18) is as follows:

Securities	2010	Increase	Decrease	2011
Government securities	60,675	7,369	(25,265)	42,779
Instruments issued by Central Bank of Argentina	(19,240)	21,205	(472)	1,493
Securities in financial trust and others	20,904	2,266	(34,346)	(11,176)

Total	62,339	30,840	(60,083)	33,096

Securities	2009	Increase	Decrease	2010
Government securities	318,487	20,644	(278,456)	60,675
Instruments issued by Central Bank of Argentina	(1,076)	—	(18,164)	(19,240)
Securities in financial trust and others	(3,546)	27,220	(2,770)	20,904

Total	313,865	47,864	(299,390)	62,339

Securities	2008	Increase	Decrease	2009
Government securities	(51,130)	369,617	—	318,487
Instruments issued by Central Bank of Argentina	(32,509)	31,433	—	(1,076)
Securities in financial trust and others	(21,153)	21,210	(3,603)	(3,546)

Total	(104,792)	422,260	(3,603)	313,865

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

The maturities of available for sale securities as of December 31, 2011 are as follows:

	For the year ended December 31, 2011
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	After 10 years	Without due date	Total
Government securities	114,853	275,192	10,929	34	—	401,008
Instrument issued by Central Bank of Argentina	290,523	—	—	—	—	290,523
Securities in financial trust and others	227,731	172,478	24,809	1,146	68,161	494,325

Total	633,107	447,670	35,738	1,180	68,161	1,185,856

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2011, 2010 and 2009 are as follows:

	(Loss)/Gains as of December 31,
Trading Securities	2011	2010	2009
Government securities	6,300	62,217	839
Corporate Bonds	—	—	601
Other	(9,549)	1,592	2,308

	(3,249)	63,809	3,748

32.3.	Loan origination fees

The Bank recognizes fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, when collected and charges direct origination costs when incurred. In accordance with US GAAP under FASB ASC 310-20 “Nonrefundable Fees and Other Costs”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 75,783, 46,801 and 38,920 as of December 31, 2011, 2010 and 2009, respectively. Income would decrease by 28,982, 7,881 and 4,877 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

BANCO MACRO S.A. AND SUBSIDIARIES

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

Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria
In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special monitoring / Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

BANCO MACRO S.A. AND SUBSIDIARIES

For consumer loan portfolio, the Bank classifies loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification.

Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

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

In addition, all loans reserves from business combinations recorded under Central Bank rules, since the effective date of FASB ASC 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality”, were reversed under US GAAP purposes as of each acquisition date, due to the fact that it is not appropriate to report such acquired impaired loans on a gross basis, since the Bank is not expected to incur those losses.

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

Had US GAAP been applied, the Bank’s assets would decrease by 10,828, 12,106 and 6,796 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would increase by 1,278 as of the year ended December 31, 2011 and would decrease by 5,310 and 899 for the years ended December 31, 2010 and 2009, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

c.)	Impaired loans—Non Financial Private Sector and residents abroad

FASB ASC 310 “Receivables”, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans, not considered troubled debt restructuring, that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts of loans considered impairment in accordance with FASB ASC 310 updated by ASU 2010-20 as of December 31, 2011 and 2010:

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2011
With no related allowance recorded
Commercial
Mortgage and pledge loans	495	466	—	506	146
Other loans	3,061	3,039	—	3,063	383

Consumer
Documents	1,335	1,307	—	1,358	289
Mortgage and pledge loans	3,336	3,204	—	3,365	713
Personal loans	34,841	34,297	—	35,268	8,587
Other loans	3,406	3,343	—	3,470	448

Total	46,474	45,656	—	47,030	10,566

With an allowance recorded
Commercial
Overdrafts	31,713	30,644	8,408	31,877	21
Documents	8,981	8,286	2,200	9,266	74
Mortgage and pledge loans	16,285	16,069	5,099	16,488	1,263
Credit card	64	64	38	64	—
Other loans	73,470	72,159	23,306	73,759	3,446
Consumer
Documents	2,678	2,644	1,059	2,715	295
Mortgage and pledge loans	6,353	6,234	3,548	6,617	886
Personal loans	38,165	37,876	18,000	38,462	5,847
Other loans	5,441	5,390	2,754	5,509	699

Total	183,150	179,366	64,412	184,757	12,531

Total Commercial	134,069	130,727	39,051	135,023	5,333
Total Consumer	95,555	94,295	25,361	96,764	17,764

BANCO MACRO S.A. AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2010
With no related allowance recorded
Commercial
Mortgage and pledge loans	392	390	—	413	63
Other loans	8,750	8,626	—	9,187	2,316

Consumer
Documents	1,844	1,819	—	1,850	287
Mortgage and pledge loans	5,113	5,014	—	5,236	924
Personal loans	37,737	37,742	—	38,308	8,887
Other loans	3,490	3,484	—	3,556	695

Total	57,326	57,075	—	58,550	13,172

With an allowance recorded
Commercial
Overdrafts	1,603	1,593	1,218	1,551	28
Documents	6,714	6,103	2,188	6,894	571
Mortgage and pledge loans	18,721	18,066	5,938	19,045	1,141
Credit card	333	333	311	333	89
Other loans	102,758	97,418	56,647	104,025	1,727

Consumer
Documents	2,055	2,025	1,166	2,059	280
Mortgage and pledge loans	9,126	8,933	3,649	9,245	1,110
Personal loans	30,366	30,099	18,109	30,624	3,309
Other loans	7,695	7,547	4,728	7,755	631

Total	179,371	172,117	93,954	181,531	8,886

Total Commercial	139,271	132,529	66,302	141,448	5,935
Total Consumer	97,426	96,663	27,652	98,633	16,123

The Bank recognizes interest income on impaired loans on a cash basis method.

In addition, the Bank has performed a migration analysis based on uncollectability following the FASB ASC 450 “Contingencies”.

Had US GAAP been applied, the Bank’s assets would decrease by 4,043, 8,352 and 8,935 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would increase by 4,309, 583 and 1,604 for the years ended December 31, 2011, 2010 and 2009, respectively.

c.1)	Troubled debt restructuring

A restructured loan is considered a Troubled debt restructuring (TDR) if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include but it not necessary limited to: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

BANCO MACRO S.A. AND SUBSIDIARIES

Loans considered TDR for the years ended December 31, 2011 and 2010 were as follows:

	2011
	Number of contracts	Pre-modification outstanding recorded investment	Post- modification Outstanding recorded investment
Troubled debt restructuring
Commercial
Others	4	4,189	3,924

Consumer
Documents	180	2,468	2,692
Mortgage and pledge	28	2,568	2,847
Personal loans	3,727	26,967	30,910
Others loans	241	3,682	4,117

Total	4,180	39,874	44,490

	2010
	Number of contracts	Pre-modification outstanding recorded investment	Post- modification Outstanding recorded investment
Troubled debt restructuring
Commercial
Mortgage and pledge	1	112	28
Others	3	4,456	3,351

Consumer
Documents	226	2,170	2,523
Mortgage and pledge	54	3,962	4,303
Personal loans	3,952	30,418	35,274
Others loans	264	4,432	5,123

Total	4,500	45,550	50,602

We consider a TDR that have subsequently defaulted if the borrower has fail to make payments of either principal, interest or both for a period of 90 days or more. Loans considered TDR that have defaulted during the years ended December 31, 2011 and 2010 were as follows:

	2011
	Number of contracts	Recorded investment
Troubled debt restructuring that subsequently defaulted
Commercial
Others	1	1,710

Consumer
Documents	15	71
Mortgage and pledge	8	517
Personal loans	242	1,973
Others loans	18	190

Total	284	4,461

BANCO MACRO S.A. AND SUBSIDIARIES

	2010
	Number of contracts	Recorded investment
Troubled debt restructuring that subsequently defaulted
Commercial
Others	4	3,396

Consumer
Documents	27	210
Mortgage and pledge	15	1,682
Personal loans	303	2,094
Others loans	24	213

Total	373	7,595

c.2)	Allowances—roll forward

Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2011 and 2010 respectively, is as follows:

	Commercial	Consumer	Total
2011
Beginning balance	105,908	438,877	544,785
Provision for possible loan losses	95,904	191,997	287,901
Charge-off	(48,977)	(130,483)	(179,460)
Recoveries	(25,254)	(2,614)	(27,868)

Ending balance	127,581	497,777	625,358

Period end allocated to:
Allowances individually evaluated for impairment	39,051	25,361	64,412
Allowances collectively evaluated for impairment	88,530	472,416	560,946

Ending balance	127,581	497,777	625,358

2010
Beginning balance	81,506	393,613	475,119
Provision for possible loan losses	59,868	197,869	257,737
Charge-off	(5,826)	(152,572)	(158,398)
Recoveries	(29,640)	(33)	(29,673)

Ending balance	105,908	438,877	544,785

Period end allocated to:
Allowances individually evaluated for impairment	66,302	27,652	93,954
Allowances collectively evaluated for impairment	39,606	411,225	450,831

Ending balance	105,908	438,877	544,785

Loans individually evaluated for impairment for commercial portfolio amounts to 134,069 and 139,271 for the years ended December 31, 2011 and 2010.

Loans collectively evaluated for impairment for commercial portfolio amounts to 10,762,798 and 7,275,461, for the years ended December 31, 2011 and 2010.

Loans individually evaluated for impairment for consumer portfolio amounts to 95,555 and 97,426 for the years ended December 31, 2011 and 2010.

Loans collectively evaluated for impairment for consumer portfolio amounts to 14,268,344 and 9,174,357 for the years ended December 31, 2011 and 2010.

BANCO MACRO S.A. AND SUBSIDIARIES

d)	Interest recognition – non-accrual loans

The method applied to recognize income on loans is described in Note 4.5.d). Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Banks books and is considered a part of the loan balance when determining the reserve for credit losses.

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

Had US GAAP been applied, the Bank’s assets would decrease by 5,643, 3,396 and 7,694 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would decrease by 2,247 and 3,251 for the years ended December 31, 2011 and 2009, respectively and would increase by 4,298 for the year ended December 31, 2010.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2011 and 2010, respectively:

	2011	2010
Commercial
Overdrafts	4,164	708
Documents	195	1,368
Mortgage and pledge loans	15,460	15,384
Credit card	48	283
Other loans	21,979	78,740

Consumer
Overdrafts	13,595	8,594
Documents	4,560	4,772
Mortgage and pledge loans	16,157	28,776
Personal loans	203,103	163,964
Credit Card	29,088	24,094
Other loans	10,605	13,162

Total	318,954	339,845

BANCO MACRO S.A. AND SUBSIDIARIES

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2011 and 2010 were as follows:

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2011
Commercial
Overdrafts	42,778	36,182	62,278	141,238	2,340,136	2,481,374
Documents	173	3,195	315	3,683	2,553,725	2,557,408
Mortgage and pledge loans	6,388	5,750	16,894	29,032	1,040,319	1,069,351
Credit card			90	90	89,363	89,453
Other loans	117,440	8,396	35,121	160,957	4,538,324	4,699,281

Consumer
Overdrafts	12,326	3,829	13,431	29,586	291,644	321,230
Documents	883	421	2,424	3,728	602,859	606,587
Mortgage and pledge loans	5,293	3,433	7,591	16,317	760,008	776,325
Personal loans	57,793	33,085	115,396	206,274	8,845,070	9,051,344
Credit card	623	529	54,315	55,467	2,926,704	2,982,171
Other loans	4,104	1,660	6,480	12,244	613,998	626,242

Total	247,801	96,480	314,335	658,616	24,602,150	25,260,766

2010
Commercial
Overdrafts	42,961	16,906	22,972	82,839	1,728,767	1,811,606
Documents	—	991	1,368	2,359	1,331,351	1,333,710
Mortgage and pledge loans	11,851	166	39,936	51,953	603,596	655,549
Credit card	—	—	309	309	42,083	42,392
Other loans	5,717	31,367	94,527	131,611	3,439,864	3,571,475

Consumer
Overdrafts	7,228	1,527	9,843	18,598	245,640	264,238
Documents	941	343	2,583	3,867	466,338	470,205
Mortgage and pledge loans	7,291	1,979	17,222	26,492	595,202	621,694
Personal loans	35,628	19,743	82,893	138,264	5,683,274	5,821,538
Credit card	254	220	43,625	44,099	1,469,148	1,513,247
Other loans	4,615	1,458	7,080	13,153	567,708	580,861

Total	116,486	74,700	322,358	513,544	16,172,971	16,686,515

BANCO MACRO S.A. AND SUBSIDIARIES

The following table shows the loans balances categorized by credit quality indicators for the years ended December 31, 2011 and 2010:

	2011
	In normal situation/ performing	Subject to special monitoring /Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency /High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	2,440,266	9,395	29,557	1,742	414	—
Documents	2,548,939	84	7,993	392	—	—
Mortgage and pledge	1,051,854	2,038	679	12,639	2,141	—
Credit Card	89,381	8	—	52	12	—
Others loans	4,665,945	2,961	11,484	7,551	11,340	—

Consumer
Overdraft	301,642	5,406	4,615	6,354	3,191	22
Documents	599,506	2,725	1,549	1,937	818	52
Mortgage and pledge	756,221	6,847	2,152	3,472	7,586	47
Personal loans	8,734,740	112,463	76,621	96,181	31,249	90
Credit Card	2,902,596	33,331	18,312	21,411	6,364	157
Others	609,810	4,995	3,200	4,503	3,713	21

Total	24,700,900	180,253	156,162	156,234	66,828	389

	2010
	In normal situation/ performing	Subject to special monitoring /Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	1,806,887	3,116	3	766	834	—
Documents	1,328,309	2,468		1,565	1,368	—
Mortgage and pledge	637,301	2,095	469	12,770	2,914	—
Credit Card	42,058	—	—	45	289	—
Others loans	3,484,815	24,338	1,889	6,079	54,354	—

Consumer
Overdraft	251,250	2,771	2,568	4,549	3,096	4
Documents	464,170	1,934	996	1,310	1,743	52
Mortgage and pledge	587,469	8,232	6,442	7,771	11,723	57
Personal loans	5,586,113	63,706	47,066	99,084	25,394	175
Credit Card	1,451,708	20,572	12,114	24,036	4,714	103
Others loans	562,340	4,542	1,897	7,577	4,485	20

Total	16,202,420	133,774	73,444	165,552	110,914	411

32.5.	Intangible assets

a)	Judgments due to court decisions related to foreign currency- denominated deposits

Under Central Bank Rules as mentioned in Note 4.5.l.2), it includes exchange differences related to the payments and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decisions mentioned in note 2 to our consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, the right to obtain these compensations is deemed a contingent gain which cannot be recognized until realized, pursuant to FASB ASC 450 “Contingencies”.

In addition, under US GAAP, in accordance with FASB ASC 450, the Bank should have recorded a liability to cover the contingent losses related to the application of the Argentine Supreme Court rulings dated December 27, 2006 mentioned in Note 2.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease net assets by 104,378, 103,772 and 100,528 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would decrease by 606, 3,244 and 15,554 for the years ended December 31, 2011, 2010 and 2009, respectively.

Besides the adjustment abovementioned, the Bank’s assets related to Judgments due to court decisions acquired in business combination transactions, would decrease by 1,673, 2,270 and 1,418, as of December 31, 2011, 2010 and 2009, respectively. In addition, income would increase by 597, 278 and 620 for the years ended December 31, 2011, 2010 and 2009, respectively. Such adjustments are included in Note 32.7a) and c)

b)	Software costs

Under Central Bank Rules, it includes software costs relating to preliminary, application development and post –implementation stages of software development. BCRA GAAP permits the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350- 40 “Internal- Use Software”.

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 9,345, 17,514 and 26,858 as of December 31, 2011, 2010 and 2009, respectively. In addition income would increase by 8,169, 9,344 and 12,017 for the years ended December 31, 2011, 2010 and 2009, respectively.

Besides the adjustment abovementioned, the Bank’s income related to Software costs acquired in business combination transactions would increase by 103 for the year ended December 31, 2009. Such adjustment is included in Note 32.7 a).

c)	Organizational costs

Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 “Start Up Costs” also effected in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 1,350, 1,889 and 8,028 as of December 31, 2011, 2010 and 2009, respectively. In addition income would increase by 539, 6,139 and 263 for the years ended December 31, 2011, 2010 and 2009, respectively.

Besides to the adjustment abovementioned, the Bank’s assets related to Organizational costs acquired in business combination transactions, would decrease by 372 and 713 for the years ended December 31, 2011 and 2010, respectively. In addition, income would increase by 341 and 144 for the year ended December 31, 2011 and 2010, respectively. Such adjustment is included in Note 32.7 c).

32.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had US GAAP been applied, the Bank’s shareholder’s equity would decrease by 118,813, 95,061 and 72,676 as of December 31, 2011, 2010 and 2009, respectively. In addition, the income would decrease by 23,752, 22,385 and 11,554 for the years ended December 31, 2011, 2010 and 2009, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

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

Under Central Bank rules, business combinations and steps acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.

Under US GAAP, former FASB ASC 805 “Business Combination” required the acquisition of the controlling interest of Banco del Tucumán S.A. to be accounted for as a business combination applying the purchase method. The additional interest acquired was accounting for as step acquisition applying purchase method.

Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 13,197, 10,531 and 7,536 as of December 31, 2011, 2010 and 2009, respectively. In addition income would decrease by 2,666, 2,995 and 1,883 for the years ended December 31, 2011, 2010 and 2009, respectively.

b)	Acquisition of Nuevo Banco Bisel S.A. –Merger with and into Former Nuevo Banco Bisel S.A.

b.1)	Acquisition of Nuevo Banco Bisel S.A.

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

Under US GAAP, former FASB ASC 805 required the acquisition of the controlling interest of Nuevo Banco Bisel S.A. to be accounted for as a business combination applying the purchase method.

BANCO MACRO S.A. AND SUBSIDIARIES

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

Under US GAAP, FASB ASC 805 “Business Combination” requires this transaction to be accounted for as a transaction between entities under common control. Therefore, the transaction is recorded at carryover value of assets and liabilities and in consequence, no gain or loss shall be recognized in consolidated net income. In addition, the merger effects were recognized from August 18, 2009 (merger date).

The effects on the Bank’s net assets, to account under US GAAP had been resulted in a decrease by 9,896, 20,746 and 32,840 as of December 31, 2011, 2010 and 2009, respectively. In addition income would increase by 10,850, 12,094 and 13,567 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Under US GAAP FASB ASC 805 requires the acquisition of controlling interest of Banco Privado de Inversiones S.A. to be accounted for as a business combination applying the purchase method. Consequently, Banco Macro has allocated the purchase price (91,857) to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date (92,110), and the excess of the fair value of the acquired net asset over the cost has resulted in a gain (253).

BANCO MACRO S.A. AND SUBSIDIARIES

The following table summarizes the adjustments to the assets acquired and liabilities assumed as of December 31, 2011 and 2010:

	Increase /(Decrease)
	Consolidated shareholders’ Equity As of December,		Consolidated Net income Year ended December,
	2011	2010	2011	2010
Deferred taxes, net of allowances	(19,297)	(22,124)	2,827	(11,011)
Judgments due to Court decisions related to foreign currency-denominated deposits	(605)	(989)	384	141
Intangible assets adjustments (1)	55,133	63,212	(8,079)	(2,020)
Reversal of goodwill under Central Bank Rules	(48,711)	(54,331)	5,620	1,874
Other purchase price adjustments	3,952	3,582	370	113

Total	(9,528)	(10,650)	1,122	(10,903)

(1)	Identification and allocation of the value to the identified intangible assets was based on “multi-period excess earning method (“MEEM”) for Credit Card and Favourable Source of Founds (“FSF”) for Core Deposit.

d)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 49,201, 46,298 and 66,094 as of December 31, 2011, 2010 and 2009, respectively. In addition, income would decrease by 2,903 for the year ended December 31, 2011 and would increase by 19,796 and 4,306 for the years ended December 31, 2010 and 2009, respectively.

32.8.	Reporting on Comprehensive Income (loss)

FASB ASC 220 “Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Note 32.18. In the Bank’s case, comprehensive income is affected by cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

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

Pursuant to Central Bank rules, the Bank’s derivates are recorded as described in Notes 4.5.h) and 4.5.m). See Note 30.

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

Under US GAAP and according with FASB ASC 815 also requires disclosures with the intent to provide users of financial statements more information about Derivative Instruments and Hedging Activities.

In the Bank’s case, interests rate contracts were created with the purpose of extending medium and long-term credit to productive activity and works of infrastructure, as mentioned in Note 30.1.b.1) and 30.1.b.2). The Bank performs these transactions in MAE market, as well as private contracts. These derivatives are settled monthly (those perform in MAE market) or quarterly (private contracts).

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

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2011		2010
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet location (1)	Fair value	Balance sheet location (1)	Fair value
Assets derivatives
Interest rate contracts	Other receivables from financial intermediation	9,527	Other receivables from financial intermediation	8,074

Foreign exchange contracts	Other receivables from financial intermediation	839	Other receivables from financial intermediation	2,799

Total assets derivatives		10,366		10,873

Liability derivatives
Interest rate contracts	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	11,756

Foreign exchange contracts	Other liabilities from financial intermediation	30	Other liabilities from financial intermediation	755

Total liability derivatives		30		12,511

BANCO MACRO S.A. AND SUBSIDIARIES

		As of December 31,
		2011	2010	2009
Derivatives not designated as hedging instruments under FASB ASC 815	Location of gain or (loss) recognized in income on derivatives (1)	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives
Interest rate contracts	Financial income-Other / (Financial expense-Other)	313	(6,383)	(21,325)
Foreign exchange contracts	Financial income-Other / (Financial expense-Other)	38,031	9,471	(13,992)

Total		38,344	3,088	(35,317)

(1)	According to Central Bank rules.

Had US GAAP been applied, the Bank’s assets would increase by 9,527 as of December 31, 2011 and would decrease by 3,682 and 12,522 as of December 31, 2010, and 2009, respectively. In addition income would increase by 13,209 and 8,840 for the years ended December 31, 2011 and 2010 respectively and would decrease by 19,722 for the year ended December 31, 2009.

32.11.	Foreign currency translation

Financial statements of the subsidiary Macro Bank Limited were translated under Central Bank rules as described in Note 4.1. US GAAP foreign currency translation requirements are covered by FASB ASC 830-20 “Foreign Currency Matters” and differs with Central Bank rules in the translation of the income statement accounts, which under US GAAP should have been translated at the average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders’ equity are recognized as an other comprehensive income.

Had US GAAP been applied, the Bank’s net income would decrease by 14,906 and 7,951 for the years ended December 31, 2011 and 2010, respectively, and would increase by 15 for the year ended December 2009 and these resulting differences recognized as other comprehensive income.

32.12.	Accounting for guarantees

The Bank issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation.

Under Central Bank rules, guarantees issued are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed.

Under US GAAP, FASB ASC 460 “Guarantees” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Bank with and offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Bank is decreasing its risk.

Had US GAAP been applied, no differences would have existed in the Bank records, besides the adjustment mentioned in Note 32.3.

32.13.	Earning Per Share

The Bank holds, and has held, a capital structure with only common stock outstanding.

Central Bank rules do not require the disclosure of earnings per share nor dividend per share.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, FASB ASC 260 “Earning Per Share”, it is required to present basic per-share amounts (Basic EPS) which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share (Diluted EPS) measure the performance if the potential common shares that were dilutive had been issued. Potential common shares are securities that do not have a current right to participate fully in earnings but could do so in the future. No potential common shares exist, and therefore basic and diluted EPS are the same.

The following table sets forth the computation of Basic EPS:

	2011	2010	2009
Numerator:

Net income attributable to the controlling interest under US GAAP	1,190,031	859,272	986,285

Denominator:

Common stock outstanding for the fiscal year (1)	584,485,168	594,485,168	594,485,168

Weighted-average common shares outstanding for the year	593,219,629	594,485,168	595,633,666

Basic EPS attributable to controlling interest under US GAAP – stated in pesos	2.01	1.45	1.66

(1)	See Note 9.

During 2011, 2010 and 2009, the Bank paid 505,312, 208,070 and 148,335, respectively, in cash dividends. Dividend per share amounted to Ps. 0.85, 0.35 and 0.25 respectively. In addition see Note 15.

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

Had US GAAP been applied, the Bank’s assets would decrease by 3,642 for the year ended December 31, 2011 and would increase by 3,407 and 7,970 as of December 31, 2010 and 2009, respectively. In addition income for the years ended December 31, 2011, 2010 and 2009 would decrease by 7,049, 4,563 and 5,241, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

b)	Repurchased Own Corporate Bonds

During 2008 and 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 issued for itself (see Note 10). Under Central Bank rules, at the repurchase date, the Bank records an asset under Other receivables from financial intermediation, valued as mentioned in Note 4.5.h.4), but it does not derecognize the liabilities generated by the issuance thereof under Other liabilities from financial intermediation, valued as mentioned in Note 4.5.h.5). Such repurchased corporate bonds are only considered extinguished and income is recognized when the Bank’s Board of Director approved the legal cancellation of such bonds.

As of December 31, 2008, the Bank had recorded an asset for repurchases of nonsubordinated corporate bonds for an amount of 29,105 and still had recorded liabilities generated by the issuance thereof for an amount of 56,738 cancelled during 2009.

Under US GAAP, FASB ASC 405-20 “Extinguishment of liabilities”, such repurchased corporate bonds should be considered extinguished when repurchased. As a consequence, the liabilities should have been decreased and income should have been recognized.

Had US GAAP been applied, the Bank’s net income would decrease by 27,633 for the year ended December 31, 2009.

32.15.	Foreclosed assets

As mentioned in Note 23.2, the Bank has real foreclosed assets and buildings not affected by banking activities. Under Central Bank rules, these assets are carried at cost adjusted by depreciation over the life of the assets (see Note 4.5.k)).

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

Had US GAAP been applied, the Bank’s assets would increase by 13,477, 12,908 and 12,446 as of December 31, 2011, 2010 and 2009, respectively. In addition income would increase by 569, 462 and 1,353 for the years ended December 31, 2011, 2010 and 2009, respectively.

32.16.	Noncontrolling Interests in Subsidiaries

In December 31, 2007, the FASB issued former SFAS 160 “Consolidation” (FASB ASC 810) which amend the accounting of noncontrolling interests (formerly known as “minority interests”). For Banco Macro S.A., it became effective for fiscal years beginning January 1, 2009.

Central Bank rules requires to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 37,584, 27,499 and 20,684 as of December 2011, 2010 and 2009, respectively. In addition income would increase by 10,085, 6,815 and 5,116 for the years ended December 31, 2011, 2010 and 2009.

BANCO MACRO S.A. AND SUBSIDIARIES

32.17.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.		2011	2010	2009
Net income in accordance with Central Bank rules			1,176,097	1,010,430	751,930
Income taxes
Deferred taxes, net of allowances	32.1.a	)	10,499	(84,365)	170,877
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	32.2.a	)	18,144	(86,396)	202,783
Government securities	32.2.b	)	16,971	20,305	(92,109)
Instruments issued by Central Bank of Argentina	32.2.c	)	(15,980)	13,467	3,008
Securities in financial trust and others	32.2.d	)	25,661	(11,618)	9,653
Loan origination fees	32.3		(28,982)	(7,881)	(4,877)
Allowance for loan losses
Credit Card Loans	32.4.b	)	1,278	(5,310)	(899)
Impaired Loans – Non Financial Private Sector and residents abroad	32.4.c	)	4,309	583	1,604
Interest recognition – non accrual loans	32.4.d	)	(2,247)	4,298	(3,251)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	32.5.a	)	(606)	(3,244)	(15,554)
Software costs	32.5.b	)	8,169	9,344	12,017

Organizational costs	32.5.c	)	539	6,139	263
Vacation accrual	32.6		(23,752)	(22,385)	(11,554)
Business combination
Acquisition of Banco de Tucumán S.A.	32.7.a	)	(2,666)	(2,995)	(1,883)
Acquisition of Nuevo Banco Bisel S.A. – Merger with and into Former Nuevo Banco Bisel S.A.	32.7.b	)	10,850	12,094	13,567
Acquisition of Banco Privado de Inversiones S.A.	32.7.c	)	1,122	(10,903)	—
Gain as result of acquisition of Banco Privado de Inversiones S.A.	32.7.c	)	—	253	—
Others	32.7.d	)	(2,903)	19,796	4,306
Derivative instruments	32.10		13,209	8,840	(19,722)
Foreign currency translation	32.11		(14,906)	(7,951)	15
Corporate Bonds
Issuance Cost of Corporate Bonds and Interest recognition	32.14.a	)	(7,049)	(4,563)	(5,241)
Repurchased Own Corporated Bonds	32.14.b	)	—	—	(27,633)
Foreclosed assets	32.15		569	462	1,353
Noncontrolling interest in subsidiaries	32.16		10,085	6,815	5,116

Net income in accordance with US GAAP			1,198,411	865,215	993,769

Less: Net income attributable to the noncontrolling interest			8,380	5,943	7,484

Net income attributable to the controlling interest in accordance with US GAAP			1,190,031	859,272	986,285

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	2011	2010	2009
Net income in accordance with US GAAP	1,198,411	865,215	993,769
Other comprehensive income, net of tax:	(9,319)	(158,324)	272,117

Total comprehensive income, net in accordance with US GAAP	1,189,092	706,891	1,265,886
Less: Comprehensive income attributable to noncontrolling interest	8,460	6,053	7,429

Comprehensive income attributable to controlling interest	1,180,632	700,838	1,258,457

Total earning per share attributable to controlling interest in accordance with US GAAP – stated in pesos	2.01	1.45	1.66
Weighted average number of shares outstanding (in thousands)	593,220	594,485	595,634

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.		2011	2010	2009
Shareholders´ equity in accordance with Central Bank rules			4,719,552	4,152,842	3,358,801
Income taxes
Deferred taxes, net of allowances	32.1.a	)	147,767	132,250	131,364
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	32.2.a	)	(150,789)	(168,933)	(82,537)
Government securities	32.2.b	)	(562)	363	237,869
Instruments issued by Central Bank of Argentina	32.2.c	)	767	(3,986)	711
Securities in financial trust and others	32.2.d	)	1,458	7,877	(4,954)
Loan origination fees	32.3		(75,783)	(46,801)	(38,920)
Allowance for loan losses
Credit Card Loans	32.4.b	)	(10,828)	(12,106)	(6,796)
Impaired Loans – Non Financial Private Sector and residents abroad	32.4.c	)	(4,043)	(8,352)	(8,935)
Interest recognition – non accrual loans	32.4.d	)	(5,643)	(3,396)	(7,694)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	32.5.a	)	(104,378)	(103,772)	(100,528)
Software costs	32.5.b	)	(9,345)	(17,514)	(26,858)
Organizational costs	32.5.c	)	(1,350)	(1,889)	(8,028)
Vacation accrual	32.6		(118,813)	(95,061)	(72,676)
Business combination
Acquisition of Banco de Tucumán S.A.	32.7.a	)	(13,197)	(10,531)	(7,536)
Acquisition of Nuevo Banco Bisel S.A. – Merger with and into Former Nuevo Banco Bisel S.A.	32.7.b	)	(9,896)	(20,746)	(32,840)
Acquisition of Banco Privado de Inversiones S.A.	32.7 c	)	(9,528)	(10,650)	—
Other	32.7.d	)	(49,201)	(46,298)	(66,094)
Derivative instruments	32.10		9,527	(3,682)	(12,522)
Issuance Cost of Corporate Bonds and Interest recognition	32.14.a	)	(3,642)	3,407	7,970
Foreclosed assets	32.15		13,477	12,908	12,446

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2011	2010	2009
Noncontrolling Interests in Subsidiaries	32.16	37,584	27,499	20,684

Banco Macro S.A. Shareholders´ equity in accordance with US GAAP (1)		4,363,134	3,783,429	3,292,927

Noncontrolling interests (2)		(37,375)	(28,995)	(23,052)

Shareholders´ equity attributable to the controlling interest in accordance with US GAAP		4,325,759	3,754,434	3,269,875

(1)	Includes the effects of other comprehensive income.
(2)	Includes the amount recorded under Central Bank rules and the effect of adjustments mentioned above.

32.18.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2011, 2010 and 2009 – net of related income tax effects:

	Foreign Currency Items (1)	Unrealized Gains/ (losses) on securities (2)	Accumulated Other Comprehensive Income / (Loss) (3)
Balances as of December 31, 2008.	3,548	(68,115)	(64,567)

Current-fiscal year change	(15)	418,657	418,642

Tax effects	5	(146,530)	(146,525)

Balances as of December 31, 2009.	3,538	204,012	207,550

Current-fiscal year change	7,951	(251,526)	(243,575)

Tax effects	(2,783)	88,034	85,251

Balances as of December 31, 2010.	8,706	40,520	49,226

Current-fiscal year change	14,906	(29,243)	(14,337)

Tax effects	(5,217)	10,235	5,018

Balances as of December 31, 2011.	18,395	21,512	39,907

(1)	See Note 32.11.
(2)	See Note 32.2.
(3)	Includes amounts attributable to the non controlling interest for 80, 110 and (55) for the years ended December 31, 2011, 2010 and 2009, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

32.19.	Statement of Cash flows

According to FASB ASC 230 “Statement of Cash Flow”, a statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents.

The statement of cash flows under Central Bank rules differs from the statement of cash flows under US GAAP (see additionally Note 4.5.s).

In accordance with Central Bank Communiqué “A” 4,667, cash equivalents includes all liquidity investment with original maturities of three months or less.

Under US GAAP rules, in accordance with FASB ASC 230-10, certain securities did not meet the requirements to be classified as cash equivalents, and instead, are classified as available for sale.

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2011, 2010 and 2009, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities and guaranteed loans exchanging non cash assets or liabilities for other non cash assets or liabilities (among others, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and exchange agreements (mentioned in Note 32.2.a)) with a book value of 1,360,333, 1,775,501 and 850,877, respectively.

The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2011	2010	2009
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	4,260,286	3,002,918	3,424,863
Fees and commissions received	1,952,285	1,312,098	1,043,723
Purchases and sales of trading securities	(386,792)	(69,890)	734,902
Other sources of cash	107,990	97,274	4,920

Less:
Interest paid	(1,528,330)	(1,238,296)	(1,667,293)
Fees and commissions paid	(417,852)	(278,375)	(220,860)
Cash paid to suppliers and employees	(2,314,629)	(1,780,237)	(1,405,088)
Increase in intangible assets	(114,381)	(99,725)	(74,471)
Increase in other receivables from financial intermediation and other assets	(592,715)	(1,917,996)	(431,579)
Other uses of cash	(50,236)	(705,129)	(376,475)

Net cash provided by (used in) operating activities	915,626	(1,677,358)	1,032,642

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(5,595,309)	(15,874,417)	(15,105,006)
- Proceeds from sales of investment securities	9,311,907	18,177,041	13,257,958
Increase in loans and leases, net	(8,777,230)	(4,685,658)	(469,106)
Proceeds from sale of Bank premises and equipment	23,841	5,050	2,795
Purchases of Bank premises and equipment	(124,877)	(62,484)	(37,124)
Purchase of Banco Privado de Inveriones S.A, net of cash acquired	—	(55,017)	—

Net cash used in investing activities	(5,161,668)	(2,495,485)	(2,350,483)

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
	2011	2010	2009
Cash provided by (used in) financing activities
Increase in deposits, net	5,374,177	4,499,041	2,742,903
Increase in long term borrowings	276,637	100,486	47,494
Decrease in long term borrowings	(316,138)	(400,279)	(143,024)
Increase in other short term liabilities, net	281,277	186,450	747,649
Own shares reacquired	(92,919)	—	(56,665)
Cash dividends paid	(505,339)	(208,124)	(148,350)

Net cash provided by financing activities	5,017,695	4,177,574	3,190,007

Increase in cash and cash equivalents	771,652	4,731	1,872,166
Cash at the beginning of fiscal year	5,400,794	5,396,063	3,523,897

Cash at the end of fiscal year	6,172,446	5,400,794	5,396,063

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2011	2010	2009
Net income for the fiscal year	1,176,097	1,010,430	751,930
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	167,263	133,000	123,220
Provision for loan losses and special reserves, net of reversals	280,288	213,513	210,200
Net (income)/loss from government and private securities	(447,983)	(655,756)	104,598
Foreign exchange differences	(175,024)	(160,209)	(133,731)
Equity gain of unconsolidated subsidiaries	(8,358)	(6,168)	(7,618)
Increase from intangible assets	(114,381)	(99,725)	(74,471)
Non-computable VAT credit	34,266	28,132	21,499
Increase/ (Decrease) in taxes payable	399,913	(187,332)	446,637
Decrease in other receivables from financial intermediation and other assets	(592,715)	(1,917,996)	(431,579)
Net Decrease/ (Increase) in interest receivable and payable and other accrued income and expenses	213,021	(52,951)	(10,571)
Non controlling interest in subsidiaries	10,111	6,868	5,092
Net (Decrease)/ Increase in other sources of cash	(26,872)	10,836	27,436

Net cash provided by (used in) operating activities	915,626	(1,677,358)	1,032,642

32.20.	Forward transactions pending settlement

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

Under US GAAP, accountings for forward contracts are governed by FASB ASC 815 “Derivatives and Hedging”. This standard requires that such derivatives be accounted for at fair value. The instruments outstanding at each balance sheet are short term and recorded at their fair value.

BANCO MACRO S.A. AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 59,561 and 140,186 as of December 31, 2011 and 2010, respectively.

32.21.	Fair value Measurement Disclosures

FASB ASC 820 “Fair Value Measurement” defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2010, the Bank adopted new accounting guidance under FASB ASC 820 that requires additional disclosures including, among other things, (1) the amounts and reasons for certain significant transfers among the three hierarchy levels of inputs, (2) the gross, rather than net, basis for certain Level 3 rollforward information, (3) use of a “class” basis rather than a “major category” basis for assets and liabilities, and (4) valuation techniques and inputs used to estimate Level 2 and Level 3 fair value measurements. The following information incorporates these new disclosure requirements.

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

The Bank for the measurement of fair value within Level 2 and Level 3 fair value hierarchy, use the following valuation techniques: a) “market approach” prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets and liabilities, and b) “income approach” converts future amounts (cash flows or income and expenses) to a single current (that is, discounted) amount, considering an effective interest rate developed by using market observable inputs for similar investments. When these methods are used, the fair value measurement reflects current market expectations about those future amounts.

The Bank has not made significant transfers in and out of level 1 and level 2, therefore not detailed the reasons for such transfers.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank has not changed the methods and assumptions used to estimate the fair value of financial instruments at the end of the financial statements.

Assets and liabilities valued at their fair value as of December 31, 2011 and 2010 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2011
DESCRIPTION	Level 1	Level 2		Level 3	TOTAL
ASSETS
Government and private securities
Trading
- Government securities	557,845	—		—	557,845
- Equity securities	23,861	—		—	23,861

Available for sale
- Government securities	220,176	180,832		—	401,008
- Instruments issued by Central bank	39,455	251,068	(*)	—	290,523

Other receivables from financial intermediation
Trading
- Mutual funds	19,663	—		—	19,663

Available for sale
- Unlisted Corporate Bonds	4,466	298,906		—	303,372
- Securities in financial trust	—	—		190,953	190,953

Forward transactions pending settlement	24,043	24		—	24,067

Other receivables in securities	3,047	—		—	3,047

Derivative instruments	880	—		9,527	10,407

Total Asset	893,436	730,830		200,480	1,824,746

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	138,379	89		—	138,468

Derivative instruments	30	—		—	30

Total liabilities	138,409	89		—	138,498

BANCO MACRO S.A. AND SUBSIDIARIES

	Fair value measurements on a recurring basis as of December 31, 2010
DESCRIPTION	Level 1	Level 2		Level 3	TOTAL
ASSETS
Government and private securities
Trading
- Government securities	295,533	—		—	295,533
- Equity securities	17,588	—		—	17,588

Available for sale
- Government securities	214,680	183,585		—	398,265
- Instruments issued by Central bank	681,949	3,148,912	(*)	—	3,830,861
Other receivables from financial intermediation

Trading
- Mutual funds	29,225	—		—	29,225

Available for sale
- Unlisted Corporate Bonds	17,081	278,804		—	295,885
- Securities in financial trust	—	—		117,039	117,039
Forward transactions pending settlement	72,683	551		—	73,234

Other receivables in securities	4,286	—		—	4,286

Derivative instruments	2,085	—		—	2,085

Total Asset	1,335,110	3,611,852		117,039	5,064,001

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	83,261	680		—	83,941
Derivative instruments	—	—		3,682	3,682

Total liabilities	83,261	680		3,682	87,623

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO S.A. AND SUBSIDIARIES

Interest rate swaps and securities in financial trusts are fair valued primarily under Level 3 using discounted cash flow methodologies, which requires significant management judgment or estimation (discount interest rate, projected Libor and projected exchange rate).

The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

	Fair value measurements using significant unobservable inputs (Level 3)
	December 31, 2011
Description	Derivatives	Securities in financial trusts	Total
Beginning balance	(3,682)	117,039	113,357
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	13,209	13,481	26,690
- Included in other comprehensive income	—	15	15
Purchases, issuances, sales, and settlements
- Purchases	—	60,418	60,418
- Issuances	—	—	—
- Sales	—	—	—
- Settlements	—	—	—

Ending balance	9,527	190,953	200,480

BANCO MACRO S.A. AND SUBSIDIARIES

	Fair value measurements using significant unobservable inputs (Level 3)
	December 31, 2010
Description	Derivatives	Corporate Bonds	Securities in financial trusts	Total
Beginning balance	(12,522)	8,736	39,558	35,772
Transfer into Level 3	—	—	—	—
Transfer out of Level 3	—	(8,736)	—	(8,736)
Total gains or losses
- Included in earnings (or changes in net assets)	8,840	—	142	8,982
- Included in other comprehensive income	—	—	2,505	2,505
Purchases, issuances, sales, and settlements
- Purchases	—	—	86,951	86,951
- Issuances	—	—	—	—
- Sales	—	—	—	—
- Settlements	—	—	(12,117)	(12,117)

Ending balance	(3,682)	—	117,039	113,357

Fair Value Option

FASB ASC 825 “Financial Instruments” allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2011, 2010 and 2009, the Bank did not elect to apply the fair value option.

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

For financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section; the following methods and assumptions were used to estimate their fair value:

• Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2011 and 2010.

• Deposits: the Bank’s deposits as of December 31, 2011 and 2010, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity of over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits.

BANCO MACRO S.A. AND SUBSIDIARIES

• Other liabilities from financial intermediation and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet.

• Subordinated and Nonsubordinated corporate bonds: as of December 31, 2011 and 2010, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration.

• Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2011 and 2010:

	As of December 31,
	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	6,172,446	6,172,446	5,202,004	5,202,004
Government and private securities	4,396,862	4,397,324	7,030,074	6,987,214
Loans	24,318,258	21,374,627	15,910,103	14,711,084
Other receivables from financial intermediation	4,496,528	4,405,946	3,599,297	3,537,913
Receivables to financial leases	326,807	278,724	247,399	226,700
Other receivables	592,192	592,013	597,011	596,718

	40,303,093	37,221,080	32,585,888	31,261,633

FINANCIAL LIABILITIES

Deposits	29,167,078	29,175,566	23,407,393	23,398,148
Other liabilities from financial intermediation	5,732,499	5,667,950	4,591,283	4,515,271
Other Liabilities	1,017,863	1,017,863	633,691	633,691
Subordinated Corporate Bonds	647,753	657,847	598,470	686,470

	36,565,193	36,519,226	29,230,837	29,233,580

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

Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values, such as for loans held for sale, impaired loans, and other real estate owned. Fair value is also used for annual disclosures required by FASB ASC 825.

Further, because of the characteristics of all nonfinancial instruments there were no disclosure required regarding such assets. Therefore, the fair value amounts shown in the schedule do not, by themselves, represent the underlying value of the Bank as a whole.

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2011, 2010 and 2009, the Bank has no assets measured at fair value on a nonrecurring basis.

32.22.	Joint venture

As mentioned in Note 3.5., the Bank participates in the “Banco Macro S.A. — Siemens Itron Business Services S.A. – Unión Transitoria de Empresas”, in the “Banco Macro Bansud S.A. -Montamat & Asociados S.R.L. – Unión Transitoria de Empresas” and in the “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” (these joint ventures jointly controlled having an interest of 50%). Under Central Bank rules this interest is consolidated through the proportional consolidation method.

Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had US GAAP been applied as of December 31, 2011 and 2010, “Other assets” would have increased by 11,656 and 7,797, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2011 and 2010, income from equity in other companies would have increased by 34,824 and 18,487, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

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

Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 1,829,433 and 1,120,481 as of December 31, 2011 and 2010, respectively.

32.24.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 409,440 and 220,855 as of December 31, 2011 and 2010, respectively.

32.25.	Repurchase agreements

The Bank entered into Repo and Reverse Repo agreements of financial instruments as disclose in Note 22.

In accordance with Central Bank Rules, the Bank derecognizes the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Bank records a liability related to the cash received in the transaction. As mentioned in Note 4.5, the asset related to securities to be repurchased is measured as the same criteria as the transferred securities.

Similar treatment applies to reverse repo agreements.

Under US GAAP, FASB ASC 860 “Transfers and Servicing”, these transactions have not qualified as sales and therefore these transactions are recorded as secured financings.

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 3,150,803 and 2,480,015 as of December 31, 2011 and 2010, respectively.

In addition, the measurement adjustments of those securities are included in Note 32.2.

BANCO MACRO S.A. AND SUBSIDIARIES

32.26.	Variable Interest Entities (VIE) and other trusts

As mentioned in Note 13., Banco Macro S.A., is involved in several trust agreements.

Under Central Bank Rules, the Bank is not required to consolidate these trusts (see Note 4.5.h.3).

Under US GAAP, FASB ASC 810 “Consolidation” addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.

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

For each VIE identified, the Bank performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factor and criteria:

•	Whether the Bank have the power to direct the activities that most significantly impact the VIE’s economic performance and;

•	Whether the Bank absorb the majority of the VIE’s expected losses or the Bank receive a majority of the VIE’s expected residual returns.

As of December 31, 2011 and 2010, under FASB ASC 810, San Isidro and Bisel Trusts were considered variable interest entities. In the case of San Isidro Trust, since 2011 the Bank has the total control trough TST & AF Trust. In accordance with FASB ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank included them in its consolidated financial statements. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2011 and 2010, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes in accordance with FASB ASC 810 (Control based on variable interest model). As mentioned in Note 13., under Central Bank rules, those amounts were recorded under “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations”.

	As of December 31,
	2011	2010
Cash (a)	1,207	1,593
Premises and equipment	—	—
Other assets	122,359	153,794
Total Assets (b)	123,566	155,387
Other liabilities	28,839	67,467
Total Liabilities (c)	28,839	67,467

Net Assets	94,727	87,920

(a)	Includes non interest-bearing deposits in Banco Macro and Macro Bank Limited by 1,195 and 1,585 as of December 31, 2011 and 2010, respectively.

(b)	Assets that can be used only to settle obligations of the consolidated variable interest entities.

(c)	Creditors (or beneficial interest holders) of these liabilities do not have recourse against the general credit of the primary beneficiary.

The involvements in variable interest entities do not have a material impact on the primary beneficiary’s financial position, financial performance and cash flows.

See also Note 13 for additional information of the trusts which have been considered variable interest entities.

Additionally, as of December 31, 2011 and 2010, Tucumán Trust was not considered a VIE. The Bank has the control of the Trust and, in accordance with FASB ASC 810 (under Control Based on Voting Interest model), was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

As of December 31, 2011 and 2010, TST & AF Trust was not considered a VIE.

During, 2010, the Bank acquired the total control of the TST trust. In consequence, the Bank recorded this purchase under FASB ASC 805 (Business Combination – steps acquisition). The Bank has allocated the total purchase price (90,959) to the net assets acquired measured at fair value. The excess of the fair value of the acquired net asset over the purchase price was no significant.

As of December 31, 2011 and 2010 in accordance with FASB ASC 810 the Bank was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders´ equity or net income reconciliation.

As a result of consolidating the trusts mentioned in this Note, total assets and liabilities would increase by 64,492 and 63,881 as of December 31, 2011 and 2010, respectively.

In addition, the others trusts mentioned in Note 13.1 were considered investment securities available for sale under FASB ASC 320. See Note 32.2.d).

BANCO MACRO S.A. AND SUBSIDIARIES

32.27.	New accounting pronouncements (US GAAP)

a)	Transfers and Servicing – ASU 2011-03 (Topic 860). Reconsideration of Effective Control for Repurchase Agreements.

This ASU removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion.

Amendments are effective for the first interim or annual period beginning on or after December 15, 2011. The Bank has not yet determined the effect, if any, of this pronouncement.

b)	Fair value Measurements – ASU 2011-04 (Topic 820). Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRSs.

The amendments in this ASU result in common fair value measurements and disclosure requirements in US GAAP and IFRS. Consequently, the amendment change the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measurements.

Some of the disclosures required by the amendments in this update are not required for nonpublic entities. Those disclosures include the following:

1- Information about transfers between Level 1 and Level 2 of the fair value hierarchy.

2- Information about the sensitivity of a fair value measurement categorized within level 3 of the fair value hierarchy to changes in unobservable inputs and the interrelationships between those unobservable inputs.

3- The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed.

Amendments are effective for public entities during interim and annual periods beginning after December 15, 2011. The Bank does not expect significant impact from the adoption of this statement.

c)	Comprehensive Income – ASU 2011- 05 (Topic 220). Presentation of Comprehensive Income.

This ASU require that all nonowner changes in stockholders equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.

Amendments are effective for fiscal years and interim periods beginning after December 15, 2012. The Bank does not expect significant impact from the adoption of this statement.

BANCO MACRO S.A. AND SUBSIDIARIES

d)	Intangibles-Goodwill and other – ASU 2011 – 08 (Topic 350). Testing goodwill for impairment.

Under amendments in this ASU, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances lads to determination that it is more likely than not that a fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any.

Amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Bank does not expect impact from the adoption of this statement, considering that not goodwill was recorded under US GAAP.

e)	Comprehensive Income – ASU 2011-12 (Topic 220). Deferral of the Effective Date for Amendments to the presentation of the reclassification of items out of accumulated Other Comprehensive Income in ASU 2011-05.

In December 2011, FASB issued ASU 12 “Comprehensive Income”. In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this update supersede certain pending paragraphs in update 2011-05. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05.

Amendments are effective for public entities during interim and annual periods beginning after December 15, 2011. The Bank does not expect significant impact from the adoption of this statement.