Form 20-F
period 2012-12-31
Macro Bank Inc.
filed 2013-04-26
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “BCBA” refers to the Bolsa de Comercio de Buenos Aires, or the Buenos Aires Stock Exchange, the term “MAE” refers to the “Mercado Abierto Electrónico,” or the Electronic Open Market, the term “NYSE” refers to the New York Stock Exchange, the term “AFIP” refers to the Administración Federal de Ingresos Públicos or the Argentine Tax Authority, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Commerce and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency.

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

Our consolidated financial statements consolidate the financial statements of the following companies:

•	Banco del Tucumán S.A. (“Banco del Tucumán”)

•	Banco Privado de Inversiones S.A. (“Banco Privado”)

•	Macro Bank Limited (an entity organized under the laws of Bahamas)

•	Macro Securities S.A. Sociedad de Bolsa

•	Macro Fiducia S.A.

•	Macro Fondos S.G.F.C.I.S.A.

On September 20, 2010 we acquired Banco Privado. Our results of operations for the year ended December 31, 2010 consolidate the results of Banco Privado from the date of the acquisition.

Our audited consolidated financial statements as of and for the three years ended December 31, 2012 included in this annual report have been reconciled to U.S. GAAP. See note 33 to our audited consolidated financial statements as of and for the three years ended December 31, 2012 for a reconciliation of our financial statements to U.S. GAAP.

Our financial information in conformity with Central Bank Rules is sent on monthly basis to the Central Bank and is published on its website www.bcra.gob.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the CNV and the BCBA.

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

Our internet site is not part of this annual report

We maintain an Internet site at www.ri-macro.com.ar Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL, or “uniform resource locator” and are for your informational reference only.

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

We have derived our selected consolidated financial data for the years ended December 31, 2011 and 2012 from our audited consolidated financial statements included in this annual report. In addition, we have derived our selected consolidated financial data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements not included in this annual report. These figures were restated mainly as a result of the merger with Nuevo Banco Bisel S.A. (“Nuevo Banco Bisel”) for comparative purposes.

Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2012, as reported by the Central Bank was Ps. 4.9173 to US$1.00. See Item 10. “Additional Information - Exchange Controls” for additional information regarding peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of pesos, except for number of shares, net income per share and dividends per share)
Selected Consolidated Income Statement
Central Bank Rules:
Financial income	3,029,860	3,860,452	3,728,438	4,698,648	6,904,370
Financial expense	(1,342,062)	(1,511,607)	(1,330,170)	(1,718,721)	(2,827,590)
Gross intermediation margin	1,687,798	2,348,845	2,398,268	2,979,927	4,076,780
Provision for loan losses	(297,606)	(197,512)	(215,040)	(273,224)	(600,424)
Service charge income	891,700	1,050,275	1,324,541	1,969,173	2,644,731
Service charge expense	(172,401)	(226,599)	(285,365)	(428,021)	(685,407)
Administrative expenses	(1,270,002)	(1,522,420)	(1,917,314)	(2,488,510)	(3,115,370)
Other income	188,450	121,977	167,523	190,560	196,662
Other expense	(103,328)	(158,294)	(89,540)	(105,839)	(156,089)
Minority Interest in subsidiaries	(3,354)	(5,092)	(6,868)	(10,111)	(13,790)
Income Tax	(261,207)	(659,250)	(365,775)	(657,858)	(853,475)
Net income	660,050	751,930	1,010,430	1,176,097	1,493,618

Net income per share (1)	1.00	1.26	1.70	1.98	2.56
Dividends per share (2)	0.25	0.35	0.85	0.00	0.00
Dividends per share in US$ (2)	0.07	0.09	0.21	0.00	0.00
Number of outstanding shares (in thousands)	608,437	594,485	594,485	584,485	584,485

U.S. GAAP: (3)
Net income before extraordinary items	631,171	993,769	865,215	1,198,411	1,551,994
Extraordinary Gain
Less: Net income attributable to the non-controlling interest	(2,928)	(7,484)	(5,943)	(8,380)	(14,159)
Net income attributable to the controlling interest	628,243	986,285	859,272	1,190,031	1,537,835
Net income per share before extraordinary item(s)	0.95	1.66	1.45	2.02	2.66

Total net income per share (4)	0.95	1.66	1.45	2.01	2.63
Weighted average number of outstanding shares (in thousands)	658,124	595,634	594,485	593,220	584,485

(1)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(2)	Includes cash dividends approved by the shareholders’ meetings for each of such fiscal years, if any.
(3)	See note 33 to our audited consolidated financial statements for the year ended December 31, 2012 for a summary of significant differences between Central Bank Rules and U.S. GAAP.
(4)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of pesos)
Selected Consolidated Balance Sheet
Central Bank Rules:
Assets

Cash and due from banks and correspondents	3,523,897	5,016,192	5,202,004	6,172,446	10,047,048
Government and private securities	4,708,649	6,901,041	7,030,074	4,396,862	2,343,078
Loans:
to the non-financial government sector	744,507	206,484	336,430	336,189	586,557
to the financial sector	80,423	90,916	155,701	343,282	299,250
to the non-financial private sector and foreign residents	10,893,376	11,247,452	15,932,882	24,238,011	31,203,946
Allowances for loan losses	(438,348)	(448,045)	(514,910)	(599,224)	(887,156)
Other assets	2,917,768	3,845,198	5,382,226	6,554,560	4,786,272
Total assets	22,430,272	26,859,238	33,524,407	41,442,126	48,378,995
Average assets	21,865,952	23,964,067	28,078,290	35,042,459	45,084,867
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	3,937,961	3,613,924	5,216,109	5,836,211	8,318,383
from the financial sector	22,438	14,052	15,776	17,731	24,222
from the non-financial private sector and foreign residents	11,867,958	14,964,890	18,175,508	23,313,136	27,846,067
Other liabilities from financial intermediation and other liabilities	3,157,646	4,222,152	5,224,974	6,750,362	5,060,590
Provisions	83,004	88,275	105,830	112,816	131,683
Subordinated corporate bonds	521,681	572,473	598,470	647,753	740,192
Items pending allocation	2,105	3,987	7,399	6,981	7,408
Minority interest in subsidiaries	15,568	20,684	27,499	37,584	51,355
Total liabilities	19,608,361	23,500,437	29,371,565	36,722,574	42,179,900
Shareholders’ equity	2,821,911	3,358,801	4,152,842	4,719,552	6,199,095
Average shareholders’ equity	2,778,572	3,055,736	3,733,181	4,400,739	5,510,363
U.S. GAAP: (1)
Shareholders’ equity attributable to the controlling interest	2,221,199	3,269,875	3,754,434	4,325,759	5,876,589
Non-controlling interests	15,568	23,052	28,995	37,375	51,534
Shareholders’ equity	2,236,767	3,292,927	3,783,429	4,363,134	5,928,123

(1)	See note 33 to our audited consolidated financial statements for the year ended December 31, 2012 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
	2008	2009	2010	2011	2012
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (1)	7.93	12.56	11.15	10.93	12.07
Fee income ratio (%) (2)	34.57	30.90	35.58	39.79	39.35
Efficiency ratio (%) (3)	49.23	44.79	51.50	50.28	46.35
Ratio of earnings to fixed charges (excluding interest on deposits) (4)	6.00x	10.65x	11.42x	14.37x	17.63x
Ratio of earnings to fixed charges (including interest on deposits) (5)	1.80x	2.06x	2.24x	2.32x	2.00x

Fee income as a percentage of administrative expense (%)	70.21	68.99	69.08	79.13	84.89
Return on average equity (%)	23.76	24.61	27.07	26.72	27.11
Return on average assets (%)	3.02	3.14	3.60	3.36	3.31
Liquidity
Loans as a percentage of total deposits (%)	74.03	62.09	70.17	85.43	88.67
Liquid assets as a percentage of total deposits (%) (6)	49.39	59.19	50.96	34.74	31.74
Capital
Total equity as a percentage of total assets (%)	12.58	12.51	12.39	11.39	12.81

Regulatory capital as a percentage of risk-weighted assets (%)	22.95	27.38	24.74	18.26	19.01
Asset Quality

Non-performing loans as a percentage of total loans (%) (7)	2.64	3.25	2.11	1.51	1.78
Allowances for loan losses as a percentage of total loans	3.74	3.88	3.13	2.40	2.76

Allowances for loan losses as a percentage of non-performing loans (%) (7)	141.81	119.45	148.90	159.16	155.39

Differences due to court orders (Amparos) as a percentage of equity (%)	1.26	1.50	1.32	1.08	0.00

Operations
Number of branches	416	408	404	414	428
Number of employees	7,973	7,863	8,209	8,459	8,534

(1)	Net interest income divided by average interest earning assets.
(2)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(3)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(4)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(5)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.
(6)	Liquid assets include cash, cash collateral, repos, LEBACs and NOBACs (considered cash equivalents under Central Bank Rules) and interfinancing loans.
(7)	Non-performing loans include all loans to borrowers classified as “3- troubled/medium risk,” “4-with high risk of insolvency/high risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below with all of the other information included in the annual report before deciding to invest in our Class B shares or our ADSs or our notes. If any of the following risks actually occurs, it may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares, our ADSs or our notes could decline and you could lose part or all of your investment.

Investors should carefully read this annual report in its entirety. They should also take into account and evaluate, among other things, their own financial circumstances, their investment goals, and the following risk factors.

Risks relating to Argentina

Argentina’s economic growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, with periods of low or negative growth, high inflation and currency devaluation. Since the last economic crisis, Argentina has recovered significantly by increasing at a substantial level its real GDP, at an average of 8.5% on annual basis since 2003 through 2008. As a result of the world crisis, Argentina GDP´s growth rate has decreased up to 0.9% in 2009, but it returned to 9.2% in 2010 and 8.9% in 2011. In 2012, Argentine economy has experienced an important volatility, including some low or negative growth periods and high inflation levels affecting competitiveness, although real GDP grew by 1.9% in 2012. No assurance can be given that the current growth will be sustained in 2013 or following years or that the economy will not contract.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the political, social and economic conditions prevailing in Argentina.

The Argentine economy could be adversely affected by economic developments in the global markets.

Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. Argentina’s economy remains vulnerable to external shocks, including those relative to or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt. For example, the challenges faced by the European Union in 2011 and 2012 to stabilize the economy of certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Should the measures taken by the European Union be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect the Argentine economy. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past and may continue to substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina.

The Argentine financial system and securities markets may also be adversely affected by events in developed countries’ economies or events in other emerging markets. A prolonged slowdown in economic activity in Argentina or negative effects on the Argentine financial system or the securities markets would adversely affect our business, financial condition and results of operations.

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners or by more general “contagion” effects.

Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Recent economic slowdown, especially in Brazil and China, have led to declines in exports by 12% and 11% in average, respectively, in 2012 compared to 2011. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

Because international investors’ reactions to the events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries. This “contagion” effect, in turn, may have an adverse effect on our business, financial condition and results of operations.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

In December of 2001, Argentina defaulted on over US$81.8 billion in external debt to bondholders. In addition, starting in 2002, Argentina discontinued payments on its “Paris Club” debt. Through various exchange offers made to bondholders between 2004 and 2010, Argentina restructured approximately 91% of its defaulted debt and, in 2006, Argentina cancelled all of its outstanding debt with the IMF.

Numerous lawsuits against Argentina have been commenced in several countries, including the United States, Italy, Germany and Japan, by holders of bonds that were not tendered into Argentina’s 2005 or 2010 exchange offers.

Certain bondholders with U.S. judgments or claims pending in U.S. litigation have sought, in the United States and elsewhere, to attach both Argentine government assets as well as assets of various Argentine entities and of other persons alleged by these bondholders to be available to satisfy the obligations of the Argentine government. Certain plaintiffs have also sought recognition of their U.S. judgments in foreign courts.

In ongoing litigation in federal courts in New York, holders of Argentina’s bonds that did not participate in the exchange offers conducted in 2005 and 2010 have challenged Argentina’s decision not to pay non-participating bondholders. The U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by Argentina prevents Argentina from making payments in respect of bonds issued in the 2005 and 2010 exchange offers, unless it makes pro rata payments in respect of defaulted debt held by non-participating bondholders, which rank pari passu with performing debt. The district court granted an injunction ordering Argentina to pay non-participating bondholders as a precondition to making payments under the performing debt. The injunction further ordered Argentina to deposit into an escrow account over US$1.3 billion prior to making the December 15, 2012 scheduled payments on its performing debt. The U.S. Court of Appeals issued a stay on the injunctions ordered by the district court awaiting for a decision on the merits of the case and determining February 27, 2013 as the day when the hearing of the parties involved in the judicial process were to take place. We cannot exclude that the current stay on the injunctions will be lifted thus creating a risk that Argentina defaults on the bonds issued in the 2005 and 2010 exchange offers. A default by Argentina on its exchange bonds could further affect capital flows and induce capital flight, placing strain on Argentina’s reserves. Following the hearing, on March 29, 2013, Argentina submitted an alternative payment formula that reportedly replicates the terms of its 2010 exchange offer. The U.S. Court of Appeals has asked the plaintiffs to respond. On April 19, 2013 plaintiffs rejected the offer. As of the date of filing this report, the U.S. Court of Appeals ruling on this matter is pending.

We can offer no assurance that further litigation will not result in additional substantial judgments granted against Argentina. Present or future litigation could result in the execution, attachment or injunction of assets of the Argentine government, or assets alleged by these bondholders to be property of Argentina, that the Argentine government or the owners of the assets intend for other uses, or an interruption of payments on performing debt of Argentina. As a result, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, on our business, financial condition and results of operations.

Argentina’s past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors has prevented Argentina from re-entering the international capital markets. Argentina’s inability to access the international capital markets in the medium and long term could have an adverse impact on our own ability to access international credit markets.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

Foreign shareholders of several Argentine companies, including public utilities, and bondholders that did not participate in the exchange offers described above, have filed claims in excess of US$20 billion in the aggregate with the International Centre for Settlement of Investment Disputes (the ‘‘ICSID’’) alleging that the emergency measures adopted by the government differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. As of December 31, 2012, there were ICSID judgments outstanding against Argentina for approximately US$1 billion, plus interest and expenses, and furthermore, the United Nations Commission on International Trade Law (“UNCITRAL”) has issued rulings against Argentina for approximately US$280 million, plus interest and expenses.

Litigation, as well as ICSID and UNCITRAL claims against the Argentine government, have resulted in material judgments and may result in new material judgments against the government, and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, financial condition and results of operations.

Government intervention could adversely affect the Argentine economy.

In recent years, the Argentine government has increased its direct intervention in the economy and in private sector operations and companies.

In 2008, the Argentine government expropriated the country’s largest airline (Aerolíneas Argentinas), and in 2012, took control of YPF S.A. (“YPF”), the largest oil and gas company, both of which were privatized in the 90´s. In May 2012, shares owned by the Spanish group Repsol, representing 51% of the capital stock of YPF were expropriated and the board and management of YPF were replaced. Repsol has filed a claim before the ICSID against Argentina and YPF for violation of the existing Treaty for Investment Promotion and Protection agreed between Spain and Argentina. Likewise, Repsol has filed a lawsuit against The Bank of New York Mellon and YPF in the US District Court in Manhattan, claiming that Argentina failed to issue a tender offer for Class D shares of YPF in accordance with YPF’s bylaws.

Moreover, the Argentine government appointed directors and members of supervisory committee in listed companies. As a result of the amendment of the social security system in 2008, in 2009 all the assets managed by formerly private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) managed by the ANSES upon the passing of regulation seeking to guarantee the sustainability of the public pension system. As result of such assignment, FGS holds shares in listed companies, including us, which in certain cases, including the case of the Bank, entitles FGS to nominate members of the board of directors and supervisory committees. Pursuant to Decree No. 1278/2012 issued by the Executive Branch on July 25, 2012, those directors appointed by the FGS in listed companies will report directly to the Ministry of Economy (Secretaría de Política Económica), and shall comply with a mandatory information regime set forth by such Decree, including among other obligations, the obligation to report to such Secretariat the agenda of each board of directors’ meeting and the related documentation.

Expropriations, interventions and other direct involvement by the Argentine government in the economy may have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries.

Argentina’s foreign trade measures may lead to a decrease in exports and retaliation by trading partners.

In 2012, the Argentine government introduced a procedure pursuant to which local authorities must pre-approve the import of products and services to Argentina as a pre-condition to permit such import and the consequent access to the foreign exchange market for the payment of the imported products or services. Imports in 2012 decreased by 8% in average compared to 2011. Members of Mercosur and other countries have complained against these measures, and some have filed claims against Argentina with the World Trade Organization.

Repeated complaints from various countries against import restrictions implemented by Argentina, suspension of export preferences or retaliations by trading partners may have an adverse effect on Argentine exports, affect the trade balance and, consequently, adversely impact Argentina’s economy. Diminished foreign trade would also adversely impact our business, financial condition and results of operations.

Exchange controls and capital inflow and outflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may impair our ability to make payments on our obligations.

Since 2002, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree No. 616/2005, which established additional controls on capital inflows, including the requirement that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without yielding interest.

In addition, since the second half of 2011 and during 2012, the Argentine government increased controls on the incurrence of foreign currency-denominated indebtedness, the sale of foreign currency and the acquisition of foreign assets by local residents. Furthermore, new regulations were issued in 2012 pursuant to which certain foreign exchange transactions are subject to prior approval by Argentine tax authorities. Since the enhancement of exchange controls in November 2011, and the introduction of measures that have practically closed the foreign exchange market to retail transactions, it is widely reported that in those countries where the peso (bill) is traded, the peso/U.S. dollar exchange rate differs substantially from the official foreign exchange rate in Argentina.

Additional controls could have a negative effect on the economy and on private sector companies, including our business. Furthermore, in such event, the imposition of future restrictions on the transfers of funds abroad may impede our ability to transfer dividends to ADS holders or interest or principal payments to the holders of our notes.

A decline in the international prices for Argentina’s main commodity exports or a climate disaster could have an adverse effect on Argentina’s economic growth.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes. If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

In addition, adverse weather conditions can affect production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances would have a negative impact on the levels of government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

An increase in inflation could have a material adverse effect on Argentina’s economic prospects.

In recent years, Argentina has confronted inflationary pressure, as evidenced by significantly higher fuel, energy and food prices. According to inflation data published by the National Statistics Institute (Instituto Nacional de Estadística y Censos, INDEC), from 2007 to 2012, the Argentine consumer price index (“CPI”) increased 8.5%, 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively; the wholesale price index increased 14.4%, 8.8%, 10.3%, 14.5%, 12.7% and 13.1%, respectively. Since 2007, INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, experienced a controversial process of institutional reforms. The accuracy of the statistical information released by the INDEC has been called into question by numerous private sectors.

In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also (i) undermine Argentina’s competitiveness abroad producing, inter alia, an increase in unemployment levels and (ii) negatively impact the country’s long-term credit markets. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively impact our financial condition and results of operations. See “Failure by the Argentine government to follow the International Monetary Fund’s recommendations could further strain relations with the IMF”.

Failure by the Argentine government to follow the International Monetary Fund’s recommendations could further strain relations with the IMF.

During the past years, Argentina’s relations with the International Monetary Fund (the “IMF”) have been strained. Due to generalized complaints against INDEC’s quality of official data, in December 2010, Argentina accepted to begin working with the IMF for technical assistance in order to prepare a new CPI with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures has not been sufficient and, as a result, the IMF issued a declaration of censure against Argentina. Notwithstanding the foregoing, the IMF called on argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data no later than September 29, 2013.

If the IMF finds that the methodology of INDEC for calculating GDP is inaccurate, or concludes that its methodology shall be adjusted, that could derive in financial and economic hazards for Argentina, including lack of financing from such organization. If these measures are adopted, the Argentine economy could suffer material adverse effects, which in turn would adversely affect our financial condition and results of operations.

Significant devaluation of the peso against the U.S. dollar may adversely affect the Argentine economy.

Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, it also had a far-reaching negative impact on the Argentine economy and on the financial condition of businesses and individuals. The devaluation of the peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations. See “–Exchange controls and capital inflow and outflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may impair our ability to make payments on our obligations.”

If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations.

Significant appreciation of the peso against the U.S. dollar may adversely affect the Argentine economy.

A substantial increase in the value of the peso against the U.S. dollar presents risks for the Argentine economy. A significant real appreciation of the peso could affect Argentina’s competitiveness abroad and adversely affect exports and employment level. This could have a negative effect on GDP growth as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms. A contraction of the Argentine economy may have a material adverse effect in our business, our financial condition and results of operations.

In addition, the appreciation of the peso against the U.S. dollar would negatively impact the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities.

Our primary assets and revenues are denominated in pesos while approximately 15% of our total assets and 13% of our total liabilities are denominated in foreign currencies.

The loss of competitiveness by Argentine companies may reduce or reverse the foreign trade balance, affecting Argentina’s economic growth.

In the current Argentine economic context, with fiscal and monetary policies that have fueled inflation, the peso has appreciated leading to a reduction of competitiveness of Argentine companies. Loss of competitiveness of local businesses in the long term has an adverse effect on the foreign trade balance and economic growth.

The Argentine government has assumed substantial control over foreign trade to avoid the depletion of international reserves. See “—Argentina’s foreign trade measures may lead to a decrease in exports and retaliation by trading partners.” These control measures have resulted in a shortage of inputs and spare parts and in production disruptions. The continuation of these shortages may affect the growth of the economy and, consequently, could affect our business, financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditure. In 2012, public sector expenditure increased by 29% year over year and the government reported, primary fiscal deficit. The Argentine government has resorted to the Central Bank and to the ANSES to source part of its funding requirements. We cannot assure you that the government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector would affect our liquidity and assets quality and impact negatively on clients’ confidence.

In addition, a further deterioration in fiscal accounts could negatively affect the government’s ability to access the international financing markets and could result in increased pressure on the Argentine private sector to cover the government’s financial needs. This would adversely impact the Argentine economy and our financial condition and results of operations.

Argentine government measures to preempt, or in response to, economic instability and the related social unrest may adversely affect the Argentine economy.

Despite Argentina’s economic recovery during the past years, social and political tensions and high levels of poverty have not abated. Future Argentine government policies to preempt, or in response to, social unrest could adversely and materially affect the economy, and thereby our business.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank (the “Central Bank’s Charter) and Law No. 23,298 (the “Convertibility Law”). This new law amends the objectives of the Central Bank (established in its charter) and removes certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

A key component of the amendment of the Central Bank charter relates to the use of the international reserves. Pursuant to this amendment, Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. This use of Central Bank reserves for the expanded purposes may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on the growth of long-term credit market.

In recent years the loan portfolio grew significantly. Loans to the private sector grew by approximately 37% in 2010, 46% in 2011 and 31% in 2012.

In spite of the recovery of the credit activity, the long-term loans market (pledged loans and mortgage loans) did not grow at the same pace.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected.

The health of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors.

Despite the international crisis, total deposits with the financial system increased by 28% in 2010, by 31% in 2011 and by 29% in 2012.

The average total deposits represented 28% of GDP during 2012 compared to 31% and 23% in average in 2011 and 2010, respectively.

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

The asset quality of financial institutions, including us, may be affected by the exposure to public sector debt.

Financial institutions have bonds of, and loans to, the Argentine federal and provincial governments as part of their portfolios. Exposure to public sector of the financial system has decreased year after year, from a level of 48.9% in 2002 to 9.7% in 2012. Exposure to public sector debt as of December 31, 2012 represented approximately one fifth of financings granted by the financial system to the private sector.

To some extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable economic growth in the long run, generate tax revenues and control public spending.

As of December 31, 2012, our exposure to the public sector, not including LEBACs (Letras del Banco Central) and NOBACs (Notas del Banco Central), totaled approximately Ps. 1.9 billion, representing 3.9% of our total assets.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or the international financial crisis.

The capacity of many Argentine private sector debtors to repay their loans has deteriorated as a result of certain economic events in Argentina or the international economic crisis, materially affecting the asset quality of financial institutions, including us. From the end of 2008, we had consistently established large allowances for loan losses to cover the risks inherent to our private loan portfolio.

During 2010 and 2011, the ratio of the non-performing private sector lending showed a great decline from the levels reported for 2009, with a record minimum ratio of 1.4% as of December 31, 2011 for the financial system as a whole. Such improvements were reflected in both the consumer loan portfolio and the commercial portfolio. During 2012, the ratio of the non-performing private sector lending increased, standing at 1.7% as of December 31, 2012.

Our credit portfolio quality ratio and coverage ratio followed the financial system trend standing at 1.8% and 154.5% ratios for our entire portfolio, respectively, as of December 31, 2012.

Despite of the good quality of our portfolio we may not succeed in recovering substantial portions of loans that were provisioned. If Argentina’s recovery does not continue and the financial condition of the private sector deteriorates, the financial system, including us, will experience an increase in the incidence of non-performing loans.

Class actions against financial entities for an indeterminate amount may adversely affect the profitability of the financial system.

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

Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions.

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

The application of the Consumer Protection Law may prevent or limit the collection of payments with respect to services rendered by us.

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

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. We cannot provide any assurance that judicial and administrative rulings based on the applicable regulation, or measures adopted by the enforcement authorities, will not increase the consumer protection given to debtors and other clients in the future, or that they will not favor the claims initiated by consumer groups or associations, and in such event, certain penalties and remedies could prevent or limit the collection of payments due from services and financing provided by banks engaged in such practices and materially adversely affect the financial results of those entities.

Future governmental measures and/or regulations may adversely affect the economy and the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. In the first quarter of 2012, the Central Bank’s Charter was amended resulting in an increase influence of government over the financial system. For example, in June 2012, the Central Bank established that certain financial entities, including us, must allocate an amount equal to at least 5% of the monthly average of the daily balance of the deposits held with such entities by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods; the construction of plants; the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). The Central Bank extended the term of this ruling on December 2012 and the banks are expected to have made these loans by June 2013. Furthermore, the Central Bank sets certain regulations that provides more control over the relationship between them and their customers and imposed the obligation to report any change in their fees with a prior 90-day notice. We cannot assure that laws and regulations currently governing the economy or the banking sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations.

As of the date of this report, three different bills to amend the Financial Institutions Law No. 21,526 as amended (the “Financial Institution Law”) have been put forth for review in the Argentine Congress, seeking to amend different aspects of the Financial Institutions Law. A thorough amendment of the Financial Institutions Law would have a substantial effect on the banking system as a whole.

Argentina’s insufficient or incorrect implementation of certain anti-money laundering and combating the financing of terrorism (“AML/CFT”) recommendations may result in difficulties to obtain international financing and attract direct foreign investments.

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina, including the evaluation of Argentina as of the time of the on-site visit which took place in November 2009. This report states that since the latest evaluation, finalized in June 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at the time.

Moreover, in February 2011, Argentina, represented by the Minister of Justice, attended the FATF Plenary in Paris, in order to present a preliminary action plan. FATF granted an extension to implement changes.

In June, 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime.

Additionally, in June 2012, the Plenary meeting of the FATF held in Rome highlighted the progress made by Argentina but also urged the country to make further progress regarding its AML/CFT deficiencies.

Notwithstanding the improvements that Argentina made, the FATF as of October 2012 has determined that certain strategic AML/CFT deficiencies continue, including, among others, (i) addressing the remaining deficiencies with regard to the criminalization of money laundering; (ii) further improving procedures for the confiscation of funds related to money laundering and freezing terrorist assets; (iii) enhancing financial transparency; (iv) ensuring a fully operational and effectively functioning Financial Intelligence Unit and improving suspicious transaction reporting requirements; (v) further enhancing the AML/CFT supervisory program for all financial sectors; (vi) further improving and broadening customer due diligence measures; and (vii) establishing appropriate channels for international co-operation and ensuring effective implementation.

The FATF will continue to monitor the progress of Argentina regarding the compliance with AML/CFT international standards. Therefore, the outcome of new evaluations could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

Risks relating to us

Our target market may be the most adversely affected by economic recessions.

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

Our controlling shareholders have the ability to direct our business and their interests could conflict with yours.

As of March 31, 2013, our controlling shareholders directly or beneficially owned 10,539,895 Class A shares and 227,736,459 Class B shares in the aggregate. Although currently there is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of Class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.

We will continue to consider acquisition opportunities, which may not be successful.

We have expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe offer additional value and are consistent with our business strategy. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms. Although to date all acquisitions have been authorized by the Central Bank and other relevant authorities, we cannot assure you that any future acquisition will also be authorized by these authorities. Additionally, our ability to obtain the desired effects of such acquisitions will depend in part on our ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

Increased competition and consolidation in the banking industry may adversely affect our operations.

We expect trends of increased competition in the banking sector. Additionally, if the trend towards decreasing spreads is not offset by increases in lending volumes, then resulting losses could lead to consolidation in the industry. We expect trends of increased consolidation to continue. Consolidation can result in the creation of larger and stronger banks, which may have greater resources than we do.

We expect that competition with respect to small and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate.

Reduced spreads between interest rates received on loans and those paid on deposits without corresponding increases in lending volumes could adversely affect our profitability.

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

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our financial condition and results of operations.

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

Changes in market conditions, and any risks associated therewith, could materially and adversely affect our financial condition and results of operations.

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

Differences in the accounting standards between Argentina and certain countries with highly developed capital markets, such as the United States, may make it difficult to compare our financial statements and reported earnings with companies in other countries and the United States.

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

The instability of the regulatory framework, in particular the regulatory framework affecting financial entities, could have a material adverse effect in financial entities activities, including us.

During 2011 and 2012 a series of new regulations have been issued, mainly regulating the foreign exchange market, capital and minimum cash requirements, lending activity and dividend distribution for financial institutions.

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

The Central Bank established that certain financial entities, including us, must allocate an amount equal to at least 5% of the monthly average of the daily balance of the deposits held with such entities by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods; the construction of plants; the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). The Central Bank extended the term of this ruling on December 2012 and the banks are expected to have made these loans by June 2013. Furthermore, the Central Bank sets certain regulations that provides more control over the relationship between the banks and their customers and imposed the obligation to report any change in their fees with a prior 90-day notice.

Changes in the regulatory framework could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, that could cause uncertainty with respect to the future financial condition and results of operations.

Risks relating to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under new Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. In 2012 we did not reach the regulatory threshold for dividend distribution.

No assurance can be given that in the future we will be able to reach the regulatory threshold, or that if so, the Central Bank will continue to grant us the authorization to distribute dividends by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of distributable dividends.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our consolidated financial statements as of December 31, 2012.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

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

Non-Argentine companies that own our Class B shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina.

Under Argentine law, foreign companies that own shares in an Argentine corporation incorporated within the City of Buenos Aires, are required to register with IGJ, in order to exercise certain shareholder rights, including voting rights. If you own Class B shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class B shares may be limited.

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

Prior to March 24, 2006, there has not been a public market for the ADSs or, in the case of our Class B shares, a market outside of Argentina. We cannot assure you that any market for our Class B shares or for the ADSs will be available or liquid or the price at which the Class B shares or the ADSs may be sold in that market.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 96% of the aggregate market capitalization of the BCBA as of December 31, 2012. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

Our shareholders may be subject to liability for certain votes of their securities.

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

Our Class B shares or the ADSs may have been characterized as stock in a ‘‘passive foreign investment company’’ in the past, or may be so characterized in the future, for U.S. federal income tax purposes.

The application of the “passive foreign investment company” rules to equity interests in banks such as us is unclear under current U.S. federal income tax law. While we do not believe that we are currently a passive foreign investment company, the test for determining our “passive foreign investment company” status is a factual one based upon a periodic evaluation of our assets and income and is unclear when applied to banking businesses such as our own. In addition, we may have been a PFIC in the past. It is therefore possible that our Class B shares or the ADSs could be characterized as stock in a “passive foreign investment company” for U.S. federal income tax purposes, which could have adverse tax consequences to U.S. holders (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) in some circumstances. If we were classified as a passive foreign investment company in the past, U.S. holders of our Class B shares or the ADSs that held such Class B shares or ADSs at that time generally would be subject to special rules and adverse tax consequences with respect to certain distributions made by us and on any gain recognized on the sale or other disposition of our Class B shares or the ADSs. In addition, if we are treated as a passive foreign investment company in future tax years, U.S. holders of our Class B shares or the ADSs in such future periods may be subject to these same rules. In either case, U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our Class B shares or the ADSs might be able to avoid these rules and consequences by making an election to mark such shares to market (although it is not clear if this election is available for the Class B shares). U.S. holders should carefully read “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” and consult their tax advisors regarding the “passive foreign investment company” rules.

Risks relating to our notes

The notes are effectively subordinated to our secured creditors and our depositors.

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

Exchange controls and restrictions on transfers abroad may impair your ability to receive payments on the notes.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since then, these restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Furthermore, new regulations were issued in 2012 pursuant to which certain foreign exchange transactions cannot be effected unless they are previously approved by Argentine tax authorities. Argentina may impose exchange controls and transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso.

In such event, your ability to receive payments on the notes may be impaired.

We may redeem the notes prior to maturity.

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

As a financial institution, any bankruptcy proceeding against us would be subject to intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of proceedings.

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

Holders of notes may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

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

The ratings of the notes may be lowered or withdrawn depending on various factors, including the rating agency’s assessment of our financial strength and Argentine sovereign risk.

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

Risks relating to our 2036 Notes

Interest on the 2036 Notes may be limited to the extent we do not have sufficient Distributable Amounts.

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

We may be prevented by the Central Bank or Argentine banking regulations from making interest or other payments on or in respect of the 2036 Notes.

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

The 2036 Notes are unsecured and subordinated and, in the event of our bankruptcy, the 2036 Notes will rank junior to our unsubordinated obligations and certain of our subordinated obligations.

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

If we do not satisfy our obligations under the 2036 Notes, your remedies will be limited.

Payment of principal on the 2036 Notes may be accelerated only in certain events involving our bankruptcy. There is no right of acceleration in the case of a default in the performance of any of our covenants, including a default in the payment of principal, premium or interest.

The U.S. federal income tax treatment of the 2036 Notes is unclear.

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

Certain definitions.

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

Our principal executive offices are located at Sarmiento 447, City of Buenos Aires, Argentina, and our telephone number is (+ 54-11-5222-6500). We have appointed CT Corporation System as our agent for service of process in the United States, located at 111 Eight Avenue, New York, New York, 10011.

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

Our shares have been publicly listed on the BCBA since November 1994, and since March 24, 2006, on the NYSE.

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

On December 20, 2010, the Bank sold 1% of Banco Privado´s shares to each of our subsidiaries Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa for a total aggregate amount of Ps.0.7 million. Consequently, as of December 31, 2012, Banco Macro held 98% of the capital stock and votes of Banco Privado.

Banco Privado’s integration enables us to serve a greater number of customers expanding our credit card business, in particular in the City of Buenos Aires, achieving greater economies of scale and permitting former Banco Privado’s clients access to a network with a greater geographical coverage.

On August 15, 2012, the Domestic Trade Department (Secretaría de Comercio Interior) of the Ministry of Economy and Public Finance, following the opinion issued by the National Commission of Competition Defense (the Argentine antitrust authority) on August 1, 2012, granted antitrust clearance to the acquisition of the capital stock of Banco Privado by the Bank.

On March 7, 2013 the Board of Directors approved the “preliminary merger agreement” between Banco Macro and Banco Privado, which is subject to the approval of shareholders of each entity, the Central Bank, the CNV and the BCBA.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps. 110 million. The Bank has developed a project to build its new corporate offices on this site. Works have been initiated in 2012 and are expected to be completed approximately by 2016. The cost of this project is estimated in approximately US$ 145.3 million. As of December 31, 2012 the total amount invested was Ps. 39.5 million (approximately US$ 8.0 million).

For more information, see Item 4D. “Property, plants and equipment”.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of November 30, 2012, we were ranked first in terms of branches, net income and equity among private domestic banks.

As of December 31, 2012, on a consolidated basis, we had:

•	Ps. 48,379.0 million (US$9,838.5 million) in total assets;

•	Ps. 31,203.9 million (US$6,345.7 million) in loans to the non-financial private sector and foreign residents;

•	Ps. 36,188.7 million (US$7,359.5 million) in total deposits;

•	approximately 3.0 million retail customers and 0.1 million corporate customers that provide us with approximately 3.1 million clients; and

•	approximately 1.1 million employee payroll accounts for private sector customers and provincial governments.

Our consolidated net income for the year ended December 31, 2012 was Ps. 1,493.6 million (US$303.7 million), representing a return on average equity of 27.1% and a return on average assets of 3.3%.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2012 we had excess capital of Ps. 2,066.8 million (19.0% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•

Consistent profitability. As of December 31, 2012, we had obtained profitability for the last 44 consecutive quarters, the only bank with that trade record in Argentina, with a return on average equity of 27.1%, 26.7% and 27.1% for 2010, 2011 and 2012, compared to 24.3%, 25.3% and 25.8% respectively, for the Argentine banking system as a whole.

•

Our shareholders’ equity as of December 31, 2010, 2011 and 2012 as calculated under Central Bank Rules, was Ps. 4,152.8 million, Ps. 4,719.6 million and Ps. 6,199.1 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2010, 2011 and 2012 was Ps. 3,783.4 million, Ps. 4,363.1 million and Ps. 5,928.1 million, respectively.

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

•

High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. The Bank´s focus is particulary in some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have benefited from the export-driven growth in the Argentine economy.

•

Largest private-sector branch network in Argentina. With 428 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 93% of these branches are located outside of the City of Buenos Aires.

•

Loyal customer base. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and to our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

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

•

Strong and experienced management team and committed shareholders. We are led by a committed group of shareholders who have transformed our bank from a small wholesale bank to one of the strongest and largest banks in Argentina, with senior executive roles in our management and more than 20 years of experience in the banking industry.

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

•

Focus on efficiency and cost control. We intend to increase our efficiency creating new economies of scale, and reducing costs in connection with the integration of merged entities. We have been working on upgrading our information systems and other technology in order to further reduce our operating costs and to support larger transaction volumes nationally.

•

Extend existing corporate relationships to their distributors and suppliers. We have established relationships with major corporations in Argentina and will focus our marketing efforts on providing services to their distributors, suppliers, customers and employees, including providing working capital financing and Plan Sueldo payroll services.

•

Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, strong cross-selling opportunities lie with our retail clients, of whom only 27% currently have personal loans from us and only 41% currently have a credit card from us.

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

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 27% currently have a personal loan from us and only 41% currently have a credit card, and we believe there is strong potential to increase these percentages.

Our efforts were aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, based on our individualized, professional advice, which we believe is an important feature that distinguishes us in serving our target markets.

We defined as our main goals for the retail bank: to consolidate the leading and competitive position of our personal loans portfolio; to increase our market share in the credit cards business, using this product as a tool to strengthen relations with the various customer segments; to improve credit quality ratios; to promote an atomized time deposit portfolio and to generate a strong and stable fee base.

In 2011 market conditions continued to improve and the demand for household financing, mainly consumer loans (personal and credit card loans) continued to increase. During 2012, the demand for household financing continued to increase, mainly in terms of consumer loans (personal and credit card loans), allowing us to attain some of our strategic goals in this area.

Savings and checking accounts and time deposits

We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

During 2011 and 2012 we continued fostering the diversified development of our funding sources and established a solid commission base. Our commercial and customer bonding actions enabled us to achieve growth in the deposit portfolio, above market levels, mainly due to an increase in time deposits of retail customers (less than 1 million) which intensified funding atomization.

In 2012 the government established that all payments made to pensioneers by the ANSES take place through financial institutions, which in our case resulted in the opening of over 200,000 accounts.

The following table reflects the number of retail accounts as of December 31, 2010, 2011 and 2012:

	Approximate number of retail accounts (as of December 31, of each year)
Product	2010	2011	2012
Savings
Total savings accounts	1,759,448	1,905,214	2,125,687
Plan Sueldo (private sector)	534,267	561,567	569,539
Plan Sueldo (public sector)	510,589	582,617	546,592
Retirees	382,872	424,905	689,218
Open market	331,720	336,125	320,338
Checking
Checking accounts	258,678	340,294	424,086
Electronic account access
Debit cards	1,550,806	1,694,305	1,906,384

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

In 2012, the Bank increased the market share in consumer loans, consolidating the Bank´s leadership and competitiveness in the personal loans market. In this context and focused on our continuous growth in the credit card market, we have reinforced our actions aiming to increase credit card consumption and total assets. The credit quality of the portfolio remained strong, improving the balance of risk assumed and benefits obtained from this portfolio. The efficiency of our marketing efforts was improved by implementing new channels (external marketing agencies and sales force).

As a result of these actions, our retail loan portfolio grew by 27% as of December 31, 2012 as compared to December 31, 2011, increasing our market share, with the bank ranked second in the financial system in terms of volume of personal loans and credit card portfolios (ranking as of November 30, 2012).

During 2012 our growth in personal loans reached 21%, this growth was accompanied by a substantial increase in profitability. This performance allowed us to maintain our leading position with a market share of 14.4% in 2012 . The growth in personal loans was in part driven by our strategy to improve and innovate communications with clients and make easier our credit extension procedures. In 2012, our clients were continuously rated and such ratings and pre-approved loans were informed to our customers by e-mail and other mass communication means.

In addition, growth in personal loans for 2012 was also due to a new product offered by the Bank called “pronto cash”, that consists in the use of our broad ATM net as an additional channel to grant personal loans and through which over 11,000 loans each for up to Ps. 10,000 were granted in a little more than six months.

We are also one of the major credit card issuers in Argentina, with approximately 1.8 million credit cards in circulation as of December 31, 2012. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases.

In 2012, the Bank through marketing campaigns offered its credit card products to existing and new clients; with increased marketing efforts at points of sale (shops), through agreements with market leader retailers in the home appliances, supermarkets and airlines, in a nation wide effort which resulted in an increase in credit card consumption exceeding 55% for the year.

Another milestone in positioning the credit card product in the market was the design and launching of an institutional advertising campaign for the identification and permanence of the product in the main national media. As a result of these actions, Banco Macro’s credit card is now in a privileged market position, competing directly with the main issuers of the industry and adding to the image of the bank.

As a result, the credit card portfolio grew by 54% in 2012 as compared to 2011, attaining a market share of 7.6% and outperforming the financial system which grew by 42%.

As of December 31, 2010, 2011 and 2012, our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps. 20,000) was as follows:

	Retail loan portfolio
	(as of December 31, of each year)
	(in millions of pesos and as percentage of retail loan portfolio)
	2010		2011		2012
Overdrafts	214.8	2.4%	243.6	1.7%	264.7	1.5%
Documents (1)	545.1	6.0%	793.1	5.5%	939.4	5.2%
Pledged loans (2)	141.5	1.6%	243.7	1.7%	334.9	1.8%
Mortgage loans	433.0	4.8%	532.3	3.7%	587.5	3.2%
Personal loans	5,865.6	64.9%	9,129.0	63.8%	11,006.5	60.6%
Credit card loans	1,489.5	16.5%	2,956.5	20.6%	4,547.6	25.0%
Other	349.9	3.9%	436.1	3.0%	496.8	2.7%
Total	9,039.3	100.0%	14,334.3	100.0%	18,177.5	100.0%

(1)	Factoring, check cashing advances and loans with promissory notes.
(2)	Primarily secured automobile loans.

The table below sets forth additional information related to our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps. 20,000) as of December 31, 2012:

	Retail loan portfolio (in pesos except where noted) (as of December 31, 2012)
	Personal loans	Documents (1)	Mortgage loans	Overdrafts	Pledged loans (2)	Credit card loans	Others
Total customers with outstanding loans	737,308	11,251	5,681	312,666	2,275	807,160	7,863
Average gross loan amount	11,120	8,180	100,979	687	134,258	4,993	53,804

(1)	Factoring, check cashing advances and loans with promissory notes.
(2)	Primarily secured automobile loans.

Personal loans, the most representative share of our portfolio, carried as of December 31, 2012 an annual average interest rate of 32.7% and an average maturity of 42 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments. We handle payroll processing for private sector companies and the public sector, or Macrosueldos, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and for the private sector, for a total aggregate of 1.8 million retail clients (including retirees). Our payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

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

During 2012, the Bank continued developing its descentralized segment-specific service strategy aiming at improving customer service. At present, the Bank has a network of branches with business officials specialized in each category offering a wide range of products including working capital facilities, investment projects, leasings and foreign trade transactions.

Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See Item 5.B. “Operating and Financial Review and Prospects - liquidity and capital resources”.

Lending products and services

Our lending activities to the corporate sector (defined here as companies with loans outstanding in excess of Ps.20,000) totaled Ps. 13,026.5 million as of December 31, 2012. Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2012, our 20 largest private sector loans accounted for 13% of our total corporate loans.

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

In 2012, our corporate loan portfolio recorded a 32% increase compared to 2011, driven mainly by increases in pledged loans, document discounts and, to a lesser extent, overdrafts.

Loans to agrocompanies and small sized companies, grew by 31% and 25% respectively in 2012 as compared to 2011 contributing to the increased atomization and stability of our corporate loan portfolio.

In 2012, the agricultural sector continued to be one of the most active players in terms of financial activity. During 2012 we covered the financial needs of more than 17,500 agricultural producers, such as working capital financing, including 620 investment projects for Ps. 350 million through the Credit Facilities for Productive Investments (Linea de Créditos para la Inversión Productiva), encompassing investments in cattle wombs, projects in the porcine industry and the purchase of high technology agricultural machinery. Additionally, actions adopted in connection with Macro Agro Cards were especially important, resulting in a more effective activation of accounts and an increase in consumption volumes and portfolio balances of 34% and 55%, respectively in 2012.

In 2012, the credit portfolio for the small sized companies increased mainly as a consequence of an increase in medium and long term loans. Through our credit Facilities for Productive Investments (Linea de Créditos para la Inversión Productiva), the Bank funded venture projects for over 1,060 companies for an aggregate amount of Ps. 480 million. In this regard, the bank’s strategy was essential to reach more clients offering them a wide range of products subject to a fast approval process.

In 2012, the medium size companies and major companies’ portfolio increased 22% and 20%, respectively, as compared to 2011. Through the Credit Facilities for Productive Investments (Linea de Créditos para la Inversión Productiva) we lent Ps. 260 million and Ps. 80 million to medium size and major companies, respectively.

We note that, as of December 31, 3012 the Bank lent above the mandatory minimum amount required by Central Bank regulations (Credit Facilities for Productive Investments), reassuring the Bank’s commitment to finance productive activities.

As of December 31, 2010, 2011 and 2012, our loans to companies were as follows:

	Loans to companies in excess of Ps. 20,000
	(as of December 31, of each year)
	(in millions of pesos and as percentage of corporate loan portfolio)
	2010		2011		2012
Overdrafts	1,857.2	26.9%	2,556.8	25.8%	4,149.0	31.9%
Documents (1)	1,256.9	18.2%	2,369.2	23.9%	2,702.3	20.7%
Pledged loans (2)	215.7	3.1%	441.4	4.5%	613.7	4.7%
Mortgage loans	490.9	7.1%	628.5	6.3%	956.6	7.3%
Other (3)	3,072.9	44.7%	3,908.0	39.5%	4,604.9	35.4%
Total	6,893.6	100.0%	9,903.9	100.0%	13,026.5	100%

(1)	Factoring, check cashing advances and promissory notes.
(2)	Primarily securing cargo transportation equipment.
(3)	Mostly structured loans (medium- and long-term).

Transaction services

We offer transaction services to our corporate customers, such as cash management, customer collections, payments to suppliers, payroll administration, foreign exchange transactions, foreign trade services, corporate credit cards, and information services, such as our Datanet and Interpymes services. There are usually no credit risks involved in these transactions, except for intra-day gapping (payments done against incoming collections) as well as settlement and pre-settlement related to foreign exchange transactions which, in general, are approved following the debtor rating process explained below.

Payments to suppliers. Our payments to suppliers services enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 428 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

As of December 31, 2012 we had the largest private sector branch network in the country with 428 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 93% of our branches located outside of the City of Buenos Aires. Furthermore, as of December 31, 2012 we had 1,045 ATMs, 832 self-service terminals (“SSTs”), 40 service points used for social security benefit payments and servicing of checking and savings accounts and an internet banking service (home banking).

The following table breaks down the current distribution of our branches per province and sets forth our market share for all banks in those provinces as of November 30, 2012:

	As of November 30, 2012
Province	Branches	% of total	Market Share (% share of total of branches in each province)

Buenos Aires (Province)	60	14.1%	4.4%
City of Buenos Aires	31	7.3%	3.8%
Catamarca	1	0.2%	4.2%
Chaco	1	0.2%	1.6%
Chubut	5	1.2%	5.2%
Cordoba	67	15.7%	15.2%
Corrientes	3	0.7%	3.5%
Entre Rios	7	1.6%	5.4%
Formosa	0	0.0%	0.0%
Jujuy	15	3.5%	46.9%
La Pampa	2	0.5%	1.9%
La Rioja	2	0.5%	7.1%
Mendoza	14	3.3%	8.8%
Misiones	34	8.0%	52.3%
Neuquen	5	1.2%	5.5%
Rio Negro	6	1.4%	8.5%
Salta	27	6.3%	45.0%
San Juan	1	0.2%	2.6%
San Luis	1	0.2%	2.1%
Santa Cruz	2	0.5%	4.8%
Santa Fe	106	24.9%	23.9%
Santiago del Estero	1	0.2%	1.9%
Tierra del Fuego	2	0.5%	8.0%
Tucuman	33	7.7%	41.8%

TOTAL	426	100.0%	9.7%

Source: Central Bank

Technology

In 2012 the Bank’s process for integration of our clients into the various channels was improved through the application of a “Differentiated Attention Model” which contemplates a unified vision of clients, from an operational and analytical standpoint, the integration of channels and the design and delivery of products and services based on the client’s potential.

In addition, the Bank continued implementing technological improvements and updates to its ATMs. In 2012, the Bank installed 505 ATMs of which 68% were replacements, 21% were new units and 11% reinforcements). We have increased the number of access points in our branches, reaching a total of 1,045 operating ATMs and 832 SSTs, representing one of the widest network in the country.

The Bank’s technological development is continuous and the number of alternative methods to perform banking transactions is increasing. Automated channels allow our clients to perform banking transactions with enhanced speed, comfort and safety, offering a wide variety of available transactions. During 2012, the use of automated channels continued expanding, in terms of volume of transactions and number of users. The transactions performed through these channels increased by 31% in 2012 and the number of active users grew by 22% during 2012. The significant and sustained increase in the number of users and transactions evidences the effectiveness and level of acceptance of these services in the market.

Furthermore, we continued with our efforts to improve the management of business processes and during 2012 we implemented a BPM (Business Process Management) software. During 2013 we plan to continue implementing the BPM software upon demand from the different Bank areas for the purpose of improving efficiency and providing adequate flexibility.

In 2012 we started with the improvement of our server platform, by creating a virtual version of our servers. In 2013, we intend to continue optimizing the use of space, reducing costs and improving quality. We plan to continue with the improvement of our server platform.

The total amount that we plan to invest in technology in 2013 is approximately US$ 46.8 million.

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

The senior credit committee, comprised of different directors and senior management, is responsible for the issuance of our credit policy and credit analysis guidelines. The Credit Risk Department is responsible for the implementation of policies and procedures for managing and monitoring our credit risk exposure, enabling us to a clear identification, evaluation, control, follow up and mitigation of such risk.

Procedure manuals and tools (information systems, rating and follow-up systems, risk models, and deliquency recovery policies) are used to manage risk efficiently based on the type of client. In addition, we continuosly monitor compliance with credit regulations of the Central Bank.

Credit rating process

We establish contact with loan applicants through an officer, who is in charge of gathering the applicant’s information and documentation, visiting the applicant, if necessary, obtaining the reasons for the loan request and making an initial assessment of the application. The loan proposal is then reviewed by a banking manager and, if it complies with our credit policy, it is referred to our credit risk assessment management division, which prepares a risk report. The risk report is then provided to a committee in charge of reviewing and granting the loan. Depending upon the amount and type of loan involved, the responsible committee will be one of the committees acting under the supervision of our Board of Directors and responsible for reviewing and determining whether to approve the loan: a senior credit committee, a junior credit committee, a credit committee by business, a credit committee by region and small agrobusiness committee. The senior credit committee consists of members of the Board and senior management and considers loan proposals in excess of Ps.13 million.

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

We developed a Credit Prequalification Model which allowed us both to reduce processing times and homogenize the criteria the analysis and the relevant evaluation.

Currently, credit risk management requires increased sophistication efforts from financial institutions. Based on the banking regulations in force (Basel II), coupled with the economic volatility and competitive pressures, higher standards and stricter assessments need to be implemented.

Therefore, the Credit Risk Department developed different tools that provide, in the aggregate, a more efficient risk management:

•

We have credit risk assessment specialists assigned to corporate, retail, small and medium size corporate and agrocompanies customers, with ample knowledge and experience to provide technical support for credit decisions.

•

We control on a daily basis the performance of the transactions and the classification of debtors, collateral and provision for loan losses, while we also supervise the compliance with Central Bank applicable regulations.

•

We have alerts and guidelines monitoring our credit risk exposure and performing stress tests. As a result, we prepare reports that constitute a source of information for our senior management and credit management division.

•

Such process is complemented by the Legal and Pre-Legal Recovery Departments. We completed the implementation of the new recovery system and differentiated collection strategies per customer segment, which resulted in management actions of increased quality, achieving also higher debt regularization and collection ratios in our non-performing portfolio.

•	Finally, the area of credit process support issues, modifies and performs the rules and procedures applicable to the credit cycle.

The above mentioned actions allowed us to improve portfolio quality, which in turn is favored by the significant coverage with bad-debt provisions, derived from the strict debtor rating and provisioning policies applied by the Bank.

Risk Management Policies

For purposes of complying with the Risk Management Guidelines for Financial Institutions” set forth under Central Bank Communication “A” 5203, as amended, we have adopted various measures at our organizational structure level and have implemented actions to ensure the establishment of an independent risk management the definition and/or adequacy of policies and procedures.

As to the Bank’s organizational structure, the Board of Directors has created a Risk Management Committee responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see “Item 6. C”.

Our Risk Management master policy establishes the environment for the implementation of our risk management process including the identification, measuring, monitoring and mitigation of risks. Likewise, it sets forth the responsibilities of each organizational level in the process.

Our risk management process includes the definition by the board of directors of the accepted risk levels, the monitoring by responsible officers of the Bank’s compliance with such levels, the issuance of regular reports to the Risk Management Committee, the follow up of alerts and the application of action plans in connection with such alerts. In addition, our risk management process also defines the guidelines for the development of stress tests to be carried out in 2013, based on an action plan approved by the Risk Management Committee.

In addition, the following systems for managing credit risk were also adjusted and updated:

•

Depository of financial statements and quantitative and qualitative information on corporate customers for the purpose of unifying and homogenizing the historical data of qualified customers, while creating a data reservoir that allows for the improvement of the control processes and grants access to the necessary information for implementing expected loss and rating models.

•

Rating and scoring models that allow assigning a credit rating to each client, assessing the risk/profit relationship for each transaction and customer, and preparing follow-up guidelines, estimating probabilities of default.

•	Implementation of specific software for modeling information and decision engines to process scoring and rating models at the stipulated frequency.

•	Definition of policies, credit risk tolerance limits and action plans in case of excess or contingency situations.

•

The development of the stress test program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also provides for the development of a contingency plan based on the test results. The Risk Management Committee leads and coordinates these tasks.

These projects will be supported by the addition of human resources and specific training.

For more information, please see “Argentine Banking Regulation-Banking Regulation and Supervision—Credit risk regulation”.

Banking industry

The Argentine banking industry has been affected both by the 2001-2002 local crisis and the 2008 global financial crisis. In both cases, the sector showed an upward trend in terms of scale, profitability, solvency and asset quality.

Scale

Following the improved economic and financial outlook in Argentina, the financial intermediation activities of banks with the private sector expanded during 2010, 2011 and 2012. Deposits from private sector increased by 23%, 32% and 26% in average in 2010, 2011 and 2012, respectively. Loans to the private sector increased by 22%, 47% and 35% in average in 2010, 2011 and 2012, respectively, mainly as a result of an increase in the economic activity as a whole. Total deposits grew by 28%, 31% and 23% in average in 2010, 2011 and 2012, respectively.

The level of private sector loans and deposits over GDP was still low as of December 31, 2012, at 18% for private sector loans/GDP and 28% for total deposits/GDP. These levels in terms of GDP allow to forecast a considerable potential growth in upcoming years.

	2010	2011	2012
	(in million of pesos)

Total Assets (1)	450,179	577,367	712,390
Total Deposits (1)	325,502	427,444	524,874
Gross Private Sector Loans (1)	167,213	245,666	330,627
Private Sector Deposits (1)	223,891	295,858	371,774

Source: Central Bank

(1)	Twelve-month average.

Profitability

The Argentine financial system and the profitability of banks were deeply affected by the 2001-2002 local crisis. Since 2003, the financial system has steadily been on its path to recovery, with a growing number of profit-making entities each year.

The Argentine financial system continues its consolidation process after reaching a stage of more stable profits, and accumulating positive results for 11 years now, which underscores the sector’s solvency.

In 2012 the profitability of the financial system increased by 32% to Ps.19,497 million from Ps. 14,754 million in 2011, signaling a recovery in the intermediation activity and generating an improvement of profitability ratios.

	2010	2011	2012
Net income (in millions of pesos) (1)	11,780	14,754	19,497
Return on average equity	24.3%	25.3%	25.8%
Return on average assets	2.8%	2.7%	2.9%

Source: Central Bank

(1)	This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

Asset Quality

The credit quality of the Argentine financial system showed a marginal decline as a consequence of the 2008 global financial crisis due to a slowdown in the placement of credit to the public sector and the increase in delinquency rates. This situation, started to reverse during mid-2009.

During 2010 and 2011, the credit quality improved substantially, both for private and public sectors.

In 2012, asset quality ratios deteriorated slightly as a consequence of the decrease in Argentina´s economic growth; however, the financial system continued to show low levels of non-performing portfolio and extensive coverage ratios for non-performing portfolio.

As of December 31, 2012, the non-performing credit portfolio level reached 1.5% of the total credit portfolio, whereas the coverage ratio level reached 144%.

The following table shows the percentages of non-performing portfolios in the Argentine financial system:

	2010	2011	2012
Non-performing Credit Portfolio	1.9%	1.2%	1.5%
Non-performing Credit Portfolio - Private Sector	2.1%	1.4%	1.7%
Coverage ratio	164.2%	176.0%	144%

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

Competitive landscape

We are the first private domestic bank in terms of branches, net income and equity as of November 30, 2012. Below are the rankings of banks across these metrics:

Private Sector Loans (As of November 30, 2012)		Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	58,317,928	15.9%
2	BANCO SANTANDER RIO S.A.	31,852,074	8.7%
3	BANCO DE GALICIA Y BUENOS AIRES S.A.	30,313,632	8.3%
4	BANCO MACRO S.A. (2)	29,935,971	8.2%
5	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	25,122,662	6.9%
6	BBVA BANCO FRANCES S.A.	24,782,845	6.8%
7	HSBC BANK ARGENTINA S.A.	16,876,039	4.6%
8	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	16,191,606	4.4%
9	BANCO PATAGONIA S.A.	14,425,824	3.9%
10	BANCO CREDICOOP COOPERATIVO LIMITADO	12,923,712	3.5%
	OTHERS	105,014,223	28.7%
	TOTAL	365,756,516	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro, Banco de Tucumán and Banco Privado.

Equity (As of November 30, 2012)		Ps. Million	Market Share (% share of equity for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	18,921,359	21.3%
2	BANCO SANTANDER RIO S.A.	6,450,478	7.3%
3	BANCO MACRO S.A.(2)	6,040,477	6.8%
4	BBVA BANCO FRANCES S.A.	5,008,721	5.6%
5	BANCO DE GALICIA Y BUENOS AIRES S.A.	4,747,950	5.3%
6	HSBC BANK ARGENTINA S.A.	3,899,124	4.4%
7	CITIBANK N.A.	3,789,624	4.3%
8	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	3,520,495	4.0%
9	BANCO HIPOTECARIO S.A.	3,403,953	3.8%
10	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	3,401,210	3.8%
	OTHERS	29,762,011	33.5%
	TOTAL	88,945,402	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro.

Total Deposits (As of November 30, 2012)		Ps. Million	Market Share (% share of total deposits for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	172,806,996	30.0%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	49,620,971	8.6%
3	BANCO SANTANDER RIO S.A.	38,445,734	6.7%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	36,878,258	6.4%
5	BANCO MACRO S.A. (2)	34,858,278	6.0%
6	BBVA BANCO FRANCES S.A.	32,531,792	5.6%
7	HSBC BANK ARGENTINA S.A.	24,873,466	4.3%
8	BANCO CREDICOOP COOPERATIVO LIMITADO	22,147,074	3.8%
9	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	21,041,585	3.6%
10	BANCO PATAGONIA S.A.	16,710,847	2.9%
	OTHERS	126,754,429	22.0%
	TOTAL	576,669,430	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro, Banco de Tucumán and Banco Privado.

Net Income (11 months ended November 30, 2012)		Ps. Million	Market Share (% share of total net income for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	4,049,121	22.1%
2	BANCO SANTANDER RIO S.A.	1,711,388	9.3%
3	BANCO MACRO S.A.(2)	1,335,000	7.3%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	1,145,115	6.2%
5	BBVA BANCO FRANCES S.A.	1,140,464	6.2%
6	CITIBANK N.A.	931,812	5.1%
7	BANCO PATAGONIA S.A.	797,244	4.3%
8	HSBC BANK ARGENTINA S.A.	738,913	4.0%
9	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	640,528	3.5%
10	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	635,882	3.5%
	OTHERS	5,202,969	28.4%
	TOTAL	18,328,436	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro

As of November 30, 2012, our return annualized on average equity was 27.1% compared to the 26.4% for private-sector banks and 25.8% for the banking system as a whole.

There is a large concentration of branches in the City and province of Buenos Aires in the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina, and a leading regional presence holding at least 68% of the total branches, principally in eight provinces including Santa Fe, Córdoba, Río Negro, and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy, where we are the largest bank in terms of branches.

	As of November 30, 2012
	Banking system		Banco Macro		Market Share (% share of total of branches in each province)
Province	Branches	% of total	Branches	% of total

Buenos Aires (Province)	1,360	31.1%	60	14.1%	4.4%
City of Buenos Aires	823	18.8%	31	7.3%	3.8%
Catamarca	24	0.5%	1	0.2%	4.2%
Chaco	62	1.4%	1	0.2%	1.6%
Chubut	97	2.2%	5	1.2%	5.2%
Cordoba	440	10.0%	67	15.7%	15.2%
Corrientes	85	1.9%	3	0.7%	3.5%
Entre Rios	129	2.9%	7	1.6%	5.4%
Formosa	19	0.4%	0	0.0%	0.0%
Jujuy	32	0.7%	15	3.5%	46.9%
La Pampa	107	2.4%	2	0.5%	1.9%
La Rioja	28	0.6%	2	0.5%	7.1%
Mendoza	159	3.6%	14	3.3%	8.8%
Misiones	65	1.5%	34	8.0%	52.3%
Neuquen	91	2.1%	5	1.2%	5.5%
Rio Negro	71	1.6%	6	1.4%	8.5%
Salta	60	1.4%	27	6.3%	45.0%
San Juan	38	0.9%	1	0.2%	2.6%
San Luis	48	1.1%	1	0.2%	2.1%
Santa Cruz	42	1.0%	2	0.5%	4.8%
Santa Fe	443	10.1%	106	24.9%	23.9%
Santiago del Estero	53	1.2%	1	0.2%	1.9%
Tierra del Fuego	25	0.6%	2	0.5%	8.0%
Tucuman	79	1.8%	33	7.7%	41.8%

TOTAL	4,380	100.0%	426	100.0%	9.7%

Source: Central Bank

(1)	Includes branches of Banco Macro, Banco del Tucuman and Banco Privado.

Approximately 81% of the branches in the Argentine financial system are located outside the City of Buenos Aires; in our case, approximately 93% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 59% of the total amount of the system. As of November 30, 2012 we were second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 11.1%. The following ranking is based on financial institutions with 50 or more branches and with presence in 15 or more provinces as of November 30, 2012.

Entity	Number of Provinces Served	Total Number of Branches	Market Share of Branches in Argentina	Branches in City of Buenos Aires	Market Share of Branches in City of Buenos Aires	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country

BANCO DE LA NACION ARGENTINA(1)	25	628	14.3%	63	7.7%	565	15.9%	90.0%
BANCO MACRO S.A.(2)	24	426	9.7%	31	3.8%	395	11.1%	92.7%
BANCO SANTANDER RIO S.A.	24	330	7.5%	99	12.1%	231	6.5%	70.0%
BANCO CREDICOOP COOPERATIVO LIMITADO	20	251	5.7%	40	4.9%	211	5.9%	84.1%
BANCO DE GALICIA Y BUENOS AIRES S.A.	25	256	5.8%	83	10.1%	173	4.9%	67.6%
BBVA BANCO FRANCES S.A.	25	244	5.6%	82	10.0%	162	4.6%	66.4%
BANCO PATAGONIA S.A.	25	154	3.5%	41	5.0%	113	3.2%	73.4%
HSBC BANK ARGENTINA S.A.	24	139	3.2%	46	5.6%	93	2.6%	66.9%
STANDARD BANK ARGENTINA S.A. (ICBC ARGENTINA S.A.)	20	100	2.3%	32	3.9%	68	1.9%	68.0%
COMPAÑIA FINANCIERA ARGENTINA S.A.	25	59	1.3%	8	1.0%	51	1.4%	86.4%
OTHERS		1,793	40.9%	296	36.1%	1,497	42.1%	83.5%
TOTAL		4,380	100.0%	821	100.0%	3,559	100.0%	81.3%

Source: Central Bank

(1)	Public sector bank.
(2)	Includes branches of Banco Macro, Banco del Tucumán and Banco Privado.

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

In addition, pursuant to the Financial Institutions Law and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank Rules) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, in certain circumstances. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Under Central Bank Rules, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual investment funds, may not exceed 50% of such bank’s regulatory capital (Responsabilidad Patrimonial Computable, or “RPC”). In addition, the total amount of a commercial bank’s investments in the following: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” taken as a whole, is limited to 15% of such bank’s RPC.

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

Legal reserve

According to Section 33 of the Financial Institutions Law, financial institutions are required to maintain a legal reserve which shall be funded with no more than 20% and no less than 10% of their yearly income. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

Non-liquid assets

Since February 2004, non-liquid assets (computed on the basis of their closing balance at the end of each month, and net of those assets that are deducted to compute the regulatory capital, such as equity investments in financial institutions and goodwill) plus the financings granted to a financial institution’s related persons (computed on the basis of the highest balance during each month for each customer) cannot exceed 100% of the Argentine regulatory capital of the financial institution, except for certain particular cases in which it may exceed such limitation, although it shall not exceed 150% of the financial institution regulatory capital (Responsabilidad Patrimonial Computable, or RPC for its Spanish acronym) of the relevant financial institution.

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

Minimum capital requirements

The Central Bank requires that financial institutions maintain minimum capital amounts measured as of each month’s closing. The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, market risk of the financial institution’s assets and operational risk. Financial institutions (including their domestic Argentine and international branches) must comply with the minimum capital requirements on an individual and a consolidated basis.

The capital composition to be considered in order to determine the compliance with minimum capital requirements is the financial institution’s RPC (Communication “A” 5282).

Basic minimum capital

The basic minimum capital requirement varies depending on the type of financial institution and the jurisdiction in which the financial institution’s headquarter is registered, with Ps.26 million for banks under category I and II (Ps. 12 million for other financial entities under this category), and Ps.15 million for banks under category III to VI (Ps. 8 millions for other financial entities under this category).

Category	Banks	Other financial entities (except Credit Unions)

I and II	26 millions	12 millions
III to VI	15 millions	8 millions

Additionally, financial entities located in ports and airports must comply with category I requirements and those entities engaged in foreign trade transactions must comply with the requirements applicable to banks under said category.

Regulatory Capital of Financial Institution: Level 1 and Level 2 capital regulations

Argentine financial institutions must comply with guidelines similar to those adopted by the Basel Committee on Banking Regulations and Supervisory Practices, as amended in 1995 (the “Basel Rules”). In certain respects, however, Argentine banking regulations require higher ratios than those set forth under the Basel Rules.

The Central Bank takes into consideration the RPC in order to determine compliance with capital requirements. Pursuant to Communication “A” 5369 issued by the Central Bank on November 11, 2012, the RPC consists of Level 1 capital (Basic Net Worth-NWb) and Level 2 capital (Complementary Net Worth-NWc), minus certain deductions.

RPC = NWb + NWc

Basic Net Worth(NWb): Level 1 capital

Level 1 capital consists of (i) ordinary capital level 1 (COn1), (ii) deductible concepts from ordinary capital level 1 (CDCOn1) , (iii) additional capital level 1 (CAn1), (iv) deductible items from additional capital level 1 (CDCAn1):

NWb= COn1 – CDCOn1 + CAn1 – CDCAn1

Ordinary capital level 1 includes the following net worth items: (i) capital stock (excluding preferred stock), (ii) non-capitalized capital contributions (excluding share premium), (iii) adjustments to shareholders’ equity, (iv) savings reserves (excluding the special reserve for debt instruments), (v) retained earnings, (vi) other results either positive or negative, in the following terms:

•

with respect to results at prior fiscal years, 100% of net earnings or losses recorded until the last quarterly financial statements with the limited review report, corresponding to the last closed fiscal year and in respect to which the auditor has not issue the audit report;

•	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statement;

•	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements;

•	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

(vii) share premiums of the instruments included in COn1, and, in consolidation cases, (viii) minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

The abovementioned items will be considered without certain deductions: (a) positive balances resulting from the application of income tax withholdings above 10% of the basic net worth or (b) deposits maintained in a corresponding account with foreign financial institutions that are not rated as “investment grade” pursuant to subsection 8.4.1. and 8.4.2 (as applicable) of the Central Bank Communication “A” 5369.

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be re-acquired, rescued or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

Deductible Items

Items deductible from COn1 include, among others: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of NWb; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear, Depository Trust Company or Deutsche Bank, New York, (d) securities issued by foreign governments whose risk rating is lower than that assigned to Argentine government securities; (e) subordinated debt instruments issued by other financial institutions; (f) certain credits related to the application of tax deferrals; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded with the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) goodwill; (j) organization and development costs; (k) items pending allocation, debtor balances and other; (l) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets; (m) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (n) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements or (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished; (o) excess in the granting of asset-backed guaranties, according to Central Bank’s regulations; (p) the highest balance of that month’s financial assistance to the public sector, when certain conditions are met; (q) earnings from sales related to securitizations under certain circumstances; r) gains and losses related to derivate transactions due to changes in the credit risk of the financial institution and (s) equity interests in other Argentine or foreign financial institutions subject to a consolidated supervision.

CAn1 includes certain debt instruments of financial entities which are not included under COn1 and meet the regulatory criteria established in section 8.3.2 of Communication “A” 5369, and share premiums resulting from instruments included in CAn1. Furthermore, in consolidation cases, it includes instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

Moreover, debt instruments included under CAn1 must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•

Subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespectively of their class), with the express waiver of any privilege either general or special.

•	Not insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.

•

They shall not contemplate any type of capital payment, except in case of liquidation of the financial entity. Provision gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

•

After 5 years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the previous authorization of the Superintendency, (b) the entity does not create any expectations regarding the exercise of the purchase option, and (c) the debt instrument is replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.

•

Any capital repayment requires previous authorization from the Superintendency. In this sense, the financial entity must not create any market expectations regarding the granting of such authorization.

•	The financial entity can pay dividends/interest coupon at any time. The included dividends/interest coupon shall not have periodic adjustments because of the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity, and they shall not contain elements that make re-capitalization difficult.

Instruments considered as liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion in common shares and a mechanism assigning losses to the instrument.

The new regulatory provisions regarding the RPC issued by Communication “A” 5369 became effective on February 1, 2013. Pursuant to said communication, capital instruments that do not comply with the new regulatory requirements (including our 2036 Notes) will be excluded from the RPC’s calculations as of the aforementioned date. Thus, as long as those instruments maintain the same conditions that previously allowed them to be included in the RPC’s determination, the value to be computed shall be the accounting values of the instruments at the end of each month, using the methodology applied at that time. Its recognition as RPC will be limited to 90% to the value so obtain, and it will be reduced by 10% every twelve months.

Complementary Net Worth(NWc): Level 2 capital

Level 2 capital includes (i) certain debt instruments of financial entities which are not included in Level 1 capital, and meet the regulatory criteria established in section 8.3.3 of Communication “A” 5369, (ii) share premium from instruments included in Level 2 capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank Rules on debtor classification and financing with preferred security “A” not exceeding 1.25% of the assets measured for credit risk. Additionally, in consolidation cases, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under complementary net worth.

The abovementioned items will be considered minus deductible items pursuant to section 8.4.2. of Communication “A” 5369 issued by the Central Bank, which will be described hereunder.

Moreover, debt instruments included under NWc must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity.

•	Not insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.

•

Maturity: (i) original maturity date within no less than 5 years, (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed, and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After 5 years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•	The investor shall not be entitled to accelerate the repayment except in the case of bankruptcy or liquidation.

•	They cannot incorporate dividends/coupon with periodic adjustments linked to the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity.

Additionally, instruments included in Level 2 capital and CAn1, shall present the following conditions in order to assure their loss-absorbency capacity:

a)	Their terms and conditions must include a provision pursuant to which the instruments must absorb losses – either through a release on debt or its conversion into ordinary capital- once a triggering event has occurred, as described hereunder.

b)	If the holders receive compensation for the debt release performed, it should be carried out immediately and only with common shares, pursuant to applicable regulations.

c)	The financial entity must have been granted the authorization required for the immediate issuance of the corresponding common shares in case a triggering event, as described hereunder, takes place.

d)	Triggering events of regulatory provisions described in item (a) are: (i) solvency or liquidity of the financial entity is threatened and the Central Banks rejects the regularization plan submitted or revokes its authorization to function or authorizes restructuring protecting depositors (whatever happens first) or (ii) the decision to capitalize the financial entity with public funds.

Further criteria regarding the eligibility of items included in the RPC calculation are pursuant to the regulatory requirements of minority shareholdings and other computable instruments issued by subsidiaries, and are subject to consolidated supervision by third parties. A minority shareholding may be included in COn1 of the financial entity if the original instrument complies with the requirements established for its qualification as common shares regarding the RPC.

Deductible items applied to the different capital levels:

•

Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within 5 business days. When those participations in other financial entity’s capital (individually representing less than 10% of each issuer’s COn1) exceeds 10% of the COn1 of the financial entity, net of deductions, the amount above said 10% must be deducted from each one of the capital levels according to the following methodology:

•	Amount to be deducted from COn1: the amount exceeding the 10% multiplied by the proportion of the holdings of COn1 over the total capital interests.

•	Amount to be deducted from CAn1: the amount exceeding the 10% multiplied by the proportion of the holdings of CAn1 over the total capital interests.

•	Amount to be deducted from NWc: the amount exceeding the 10% multiplied by the proportion of the holdings of the NWc over the total capital interests.

•

Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision, when the entity owns up to 10% of the issuer’s ordinary capital or when the issuer is a subsidiary of financial entity according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments includes the acquired net position: (iii) securities issued are placed within 5 business days.

Limitations

Communication “A” 5369 establishes minimum thresholds regarding the capital integration: (i) for COn1 the amount resulting from multiplying 4.5% by the capital risk weighted assets (activos ponderados por riesgos or APR, as for its acronym in Spanish language); (ii) for the NWb, the amount resulting from multiplying 6% by the APR and (iii) for the RPC the amount resulting from multiplying 8% by the APR. Please note that the APR calculation results from multiplying by 12.5% the minimum capital requirement. The lack of compliance with any of these limitations is considered as an infringement to minimum capital integration requirements.

Economic Capital

Pursuant to Communication “A” 5398, financial entities must have an internal capital adequacy assessment process (“ICAAP”), based on its risk profile. If a financial entity has a required economic capital that is higher than its regulatory capital, it shall then increase its capital based on its ICAAP.

Requirements applicable to dividend distribution

The Central Bank imposed certain restrictions on the payment of dividends, limiting the ability of financial institutions to distribute dividends without its prior consent.

Pursuant to Communication “A” 5072 (as amended and supplemented), the Central Bank amended and restated the regulations governing dividend distribution by financial institutions. The Superintendency will be in charge of reviewing the ability of a financial entity to distribute dividends upon their request for approval. The request must be filed within 30 business days prior to the shareholders’ meeting that approves the financial institutions’ annual financial statements. Financial institutions may distribute dividends only if each of the following conditions is not met during the month preceding the request:

•	the financial institution is subject to a liquidation procedure or a mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;

•	the financial institution receives financial assistance from the Central Bank;

•	the financial institution does not comply with its reporting obligations under Central Bank regulations; and

•

the financial institution breaches the minimum capital requirements (both on an individual and consolidated basis, excluding any individual exemption granted by the Superintendency) or minimum cash reserves (on average), whether in pesos, foreign currency or securities issued by the public sector.

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

Dividends cannot be paid, however, in any of the following circumstances:

•	if the minimum cash reserve in average is lower than that cash required by the latest reported position or the pro-forma position after making the dividend payment; and/or

•	if the minimum regulatory capital after making the dividend payment is lower than the minimum capital required increased by 75%; and/or

•	if the financial institution received any kind of financial assistance from the Central Bank due to liquidity problems, pursuant to Section 17 of the Central Bank’s charter.

In addition, for financial institutions that are branches of foreign financial institutions, the Superintendency will consider the liquidity and solvency of their headquarters and the markets in which they operate.

Pursuant to Communication “A” 5369, from February 1, 2013, the minimum regulatory capital has to account for the requirement of counterparty risk capital for securitizations for every ongoing transaction at the time of determination.

For 2011 and 2012, we have not met the abovementioned conditions set forth by Central Bank regulations for dividend distribution. In particular, we have not met the threshold, pursuant to which the minimum regulatory capital after carrying out the dividend payment should not be lower than the minimum capital requirement increased by 75%. We cannot assure that such conditions will be met for 2013 or subsequent years.

Credit risk

The minimum capital requirement due to counterparty (“CRC”) risk must be calculated by dividing the sum of each item’s daily balance by the amount of days corresponding to the month. The capital requirement for counterparty risk is defined as:

CRC = k* [0.08 *(APRc + no DvP) + DvP + RCD] + INC + IP.

Where “k” is determined by the rating (1 strongest, 5 weakest) assigned to the financial entity by the Superintendency, pursuant to the following scale:

Rating	K Factor
1	1
2	1.03
3	1.08
4	1.13
5	1.19

“APRc” stands for capital risk weighted assets calculated by adding the value obtained from applying the following formula:

A * p + PFB * CCF *p

Where “A” is computable assets, “PFB” is computable items which are not registered in the balance sheet (off balance sheet), “CCF” is the conversion credit factor and “p” is risk measure.

Additionally, “no DvP” refers to transactions without delivery against payment; “DvP” refers to failed payment delivery; “RCD” refers to requirements for counterparty risk in over-the-counter transactions. The “INC” variable amount refers to increases in minimum capital requirements that arise when certain mandatory technical ratios are exceeded (fixed assets, counterparty risk diversification and rating and limitations on transactions with related clients). The variable “IP” refers to increases that arise from the extension of the general limit on negative foreign currency net global position.

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible items pursuant to RPC regulations; and (c) finance and securities granted by branches and local subsidiaries of foreign financial entities by order and on account of their headquarters or foreign branches or the foreign controlling entity, to the extent (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated fiscalization, (iii) in case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries; and (iv) in case of guarantees granted locally, they are in turn guaranteed by their headquarters or foreign branches or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

Each type of asset is weighted based on its respective accepted risk level. The table below shows the weighted percentage assigned to the most important types of assets.

Type of asset	Weighted percentage
Cash and cash equivalents	0 - 20
Exposure to governments and central banks	0 - 100
Exposure to the Multilateral Development Banks (MDB)	0 - 100
Exposure to national financial institutions	20 - 100
Exposure to foreign financial institutions	100
Exposure to national and foreign companies and other entities - including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio	75 - 100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the Registries authorized by the Central Bank	50
First mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee	35 - 100
First mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee	50 - 100
Delinquent loans over 90 days	50 - 150
Interests in companies	150
Exposures to central counterparty entities (CCP)	0
Other assets	100

Interest rate risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. These requirements are intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Notwithstanding this ruling, financial entities must continue to manage this risk and such management will be subject to the Superintendency’s supervision. The Superintendency may determine the need to maintain more regulatory capital.

Market risk

Minimum capital requirements for market risks are computed as a function of the market risk of financial entities’ portfolios, measured as their value at risk (“VaR”). The regulation includes those assets traded on a regular basis in open markets and excludes those assets held at investment accounts, which must meet counterparty and interest rate risk minimum capital requirements.

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

Consequences of a failure to meet minimum capital requirements

In the event of non-compliance with capital requirements by a financial institution, Central Bank Communication “A” 3171 provides that:

•

non-compliance reported by the institution: the institution must meet the required capital no later than the end of the second month after the date of non-compliance or submit a restructuring plan within 30 days after the end of the month in which such non-compliance was reported. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including a prohibition to open branches in Argentina or in other countries, establish representative offices abroad, or own equity in foreign financial institutions, as well as a prohibition to pay cash dividends. Moreover, the Superintendency may appoint a representative, who shall have the powers set forth by the Financial Institutions Law.

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

Financial institutions must establish a system for the management of OR that includes policies, processes, procedures and the structure for their adequate management. This scheme must also allow the financial entity to evaluate capital sufficiency.

Seven categories of loss events derived from OR types are defined, according to internationally accepted criteria: internal fraud; external fraud; employment practices and workplace safety; clients, products and business practices; damage to physical assets; business disruption and system failures, and execution, delivery and process management.

Financial entities are in charge of implementing an efficient management of OR following the guidelines provided by the Central Bank. A solid system for risk management must have a clear assignment of responsibilities within the organization of financial entities. Thus, the regulation describes the roles of each level of the organization for the management of OR (such as the roles of the Board of Directors, senior management and the business units of the financial institution).

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

Pursuant to Communication “A” 5346, the minimum capital requirements regarding OR in addition to requirements regarding counterparty and market risk☐ were applied progressively, according to the following timetable:

(i)	Financial entities, which on February 1, 2012 belonged to Group “A” according to item 7.1. of section 7, Chapter I of Circular CREFI – 2 (item 1 of Communication “A” 5106, as amended):

Period	Coefficient
February 2012 - March 2012	0
April 2012 - July 2012	0.50
August 2012 - November 2012	0.75
December 2012	1

(ii)	Financial entities, which on February 1, 2012 belonged to Group “B” or “C” pursuant to item 7.1. of section 7, Chapter I of Circular CREFI – 2 (item 1 of Communication “A” 5106):

Period	Coefficient
February 2012 - March 2012	0
April 2012 - October 2012	0.25
November 2012 – May 2013	0.50
June 2013 - November 2013	0.75
December 2013	1

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

The table below shows the percentage rates that should be applied (from March, 2013) to determine the required minimum cash reserve requirement, which in the case of transactions in Pesos, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 5356):

Item	Rate (%)
	Category I			Categories II to VI
	Pesos F.currency			Pesos F.currency
1-Checking account deposits		17			15
2-Savings account, basic account and free universal account	17		20	15		20
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Cese Laboral para los Trabajadores de la Industria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	17		20	15		20

Item	Rate (%)
	Category I			Categories II to VI
	Pesos F.currency			Pesos F.currency
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	17		20	15		20
5-Unused balances of advances in checking accounts under executed overdraft agreements		17			15
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve		100			100

7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12, 13 and 15 of this table:

(i) Up to 29 days	13		20	12		20
(ii) From 30 days to 59 days	10		15	9		15
(iii) From 60 days to 89 days	6		10	5		10
(iv) From 90 days to 179 days	1		5	—		5
(v) From 180 days to 365 days	—		2	—		2
(vi) More than 365 days	—			—
8-Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)		—			—
9-Securities (including Notes)
(i) Up to 29 days	14		20	14		20
(ii) From 30 days to 59 days	11		15	11		15
(iii) From 60 days to 89 days	7		10	7		10
(iv) From 90 days to 179 days	2		5	2		5
(v) From 180 days to 365 days	—		2	—		2
(vi) More than 365 days	—		—	—		—
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	0			0
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10		10	10		10
12-Deposits as assets of a mutual fund	19		20	19		20
13-Special deposits related to inflows of funds. Decree 616/2005	100			100
14-Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	15			14

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency for any given month shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency to which the requirement applies, and eligible items include the following:

1.	Accounts maintained by financial institutions with the Central Bank in pesos.

2.	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

3.	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions.

4.	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

5.	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

6.	Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros – CRYL”) for public securities and securities issued by the Central Bank at their market value.

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

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve, excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. The daily minimum required is 70% when a deficit occurs in the previous month.

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

(iv)	when the Central Bank board of directors – pursuant to a proposal from the Superintendency - determines that a person is exercising a controlling influence over the financial institution.

The transactions taken into account for the purpose of this title include, among others, capital stock holdings, loans and securities issued by a local financial institution or its foreign branches or any foreign financial institution controlled by the local financial institution.

The total amount of transactions with affiliated individuals or companies depend on the financial institution’s RPC and the rating provided to the financial institution by the Superintendency:

A. In case of local financial institutions with a 1 to 3 rating:

Related financial institutions which transactions are subject to consolidation:

Lender rating	Borrower rating	General	Additional
			Tranche I (*)	Tranche II (**)	Tranche III (***)
1, 2 or 3	1	100%	25%	25%	—
	2	20%	25%	25%	55%
	3	10%	20%	20%	—
	4 or 5	10%	—	—	—
4 or 5	1 to 5	0%	—	—	—

B. Related companies that provide complementary services to the activity developed by the financial entity:

Complementary services	Controlling financial entity	General	Additional
			Tranche I (***)	Tranche II	Tranche III
Stock exchange agent, financial assistance based on leasing and factoring, temporal adquisition of shares.	1	100%	—	—	—
	2	10%	90%	—	—
			—	—	—
			—	—	—

Complementary services	Controlling financial entity	General	Additional
			Tranche I (*)	Tranche II (**)	Tranche III (***)
Credit and debit card issuers or similar services.	1	100%	25%	25%	—
	2	20%	25%	25%	55%
	3	10%	20%	20%	—
			—	—	—

(*)	Subject to certain conditions.
(**)	Only for guaranteed financings that comply with the conditions for Tranche I.
(***)	Only for financings with an inicial term up to 180 days.

C. Local financial entities not included in B above: 10% of the RPC.

D. Related foreign banks:

(a)	rated “investment grade”: 10% of the RPC.

(b)	with a lower rating:

•	5% for unsecured transactions

•	10% for secured transactions

E. Other transactions:

Guaranteed: 10%,

Non-guaranteed: 5%

The aggregate amount of financial assistance provided to affiliated parties abovementioned items C. D. and E. cannot exceed 20% of the institution’s RPC (except those provided to financial entities and complementary services corporations subject to consolidation).

Argentine financial institutions with a 4 to 5 rating cannot grant financial assistance to related parties, except in case of financial assistance to (including participation in the share capital of): (a) foreign branches of local financial entities subject to consolidation; (b) foreign bank that controls local financial institutions or their branches in other countries; or (c) companies that provide “complementary services” and that are subject to consolidation.

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

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319 mandating financial entities to extend a credit facility directed at productive investments, according to the terms and conditions described therein. Communication “A” 5319 established that financial entities operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or whose total deposits are equal to or greater than 1% of the total deposits in the financial system, must allocate an amount equivalent to at least 5% of the monthly average of the daily balance of the non-financial private sector deposits in pesos as of June 2012 in order to make loans for productive investments. For that purpose, only the domestic branches of financial institutions were considered.

Subsequently, on December 21, 2012, the Central Bank issued Communication “A” 5380 which replaced Communication “A” 5319 and established new regulations applicable to credit facilities for productive investments. Pursuant to the new regulation, there are two groups of financial entities which must extend credit facilities: the “2012 quota” and “2013 quota.” The financial institutions required to make loans under the 2013 quota are those operating as financial agents of national, provincial, City of Buenos Aires and/or municipal governments and/or whose non-financial private sector deposits in pesos are equal to or exceed 1% of the total amount of deposits in pesos of the non-financial private sector in the financial system, according to the information emerging from the “Monthly Accounting Reporting Regime – Balance” (based on the average of the last three months prior to November 1, 2012). The financial entities under the 2012 quota are those described above and that were subject to Communication “A” 5319.

The financial entities included in the 2013 quota must allocate to credit facilities for productive investments an amount equivalent to 5% of the non-financial private sector deposits in pesos, calculated according to the balance resulting as of the end of November 2012, as stated by the Monthly Accounting Reporting Regime.

The maximum interest rate for the 2012 quota is 15.01% and for the 2013 quota will be 15.25% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in pesos plus 400 basis points.

Both quotas must aim at least 50% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. All financing under the 2013 quota must be granted by June 30, 2013. In instances of a single payment, such payments shall be made before the aforementioned date. If the project justifies staggered disbursements, then the disbursements must not take place after December, 31, 2013.

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

On such date, the Central Bank issued Communications “A” 3471 and “A” 3473, which stated that the sale and purchase of foreign currency can only be performed with entities authorized by the Central Bank to operate in foreign exchange. Item 4 of Central Bank Communication “A” 3471 stated that the sale of foreign currency in the local exchange market shall be in all cases against peso bills.

Since January 2, 2003, there have been several modifications to the restrictions imposed by the Central Bank. For further information, see Item 10.D “Additional Information—Exchange Controls.”

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

General exchange position

The general exchange position (“GEP”) includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by OECD member governments with a sovereign debt rating not below “AA”), certificates of time deposits in foreign institutions (rated not less than “AA”), and correspondents’ debit and credit balances. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days and correspondent balances for third-party transfers pending settlement. It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad.

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

The excesses of these ratios are subject to a charge equal to the greater of twice the nominal interest rate of the U.S. dollar denominated LEBAC (Central Bank bill) or twice the 30-day U.S. dollar LIBO rate for the last business day of the month or the latest available. Charges not paid when due are subject to the charge established for excesses, increased by 50%.

Debt classification and loan loss provisions

Credit portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine, taking into account any loan security, whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer and housing loans include housing loans, consumer loans, credit-card financings and other types of installment credits to individuals. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.1,500,000, the repayment of which is linked to its projected cash flows, are classified as commercial loans. Central Bank Rules allow financial institutions to apply the consumer and housing loan classification criteria to commercial loans of up to Ps. 1,500,000, given with or without guarantees. If a customer has both kinds of loans (commercial and consumer and housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

Under the current debt classification system, each customer, as well as the customer’s outstanding debts, is included within one of six sub-categories. The debt classification criteria applied to the consumer loan portfolio is primarily based on objective factors related to customers’ performance on their obligations or their legal standing, while the key criterion for classifying the commercial loan portfolio is each borrower’s paying ability based on its future cash flow.

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

Consumer and housing loans classification

The principal criterion applied to loans in the consumer and housing portfolio is the length of period for which such loans remain overdue. Under the Central Bank Rules, consumer and housing borrowers are classified as follows:

Classification	Criteria
Normal Situation	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

Minimum Credit Provisions

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Normal situation”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“Troubled” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable according to Central Bank’s Rules”	100%	100%

The Superintendency may require additional provisioning if it determines that the current level is inadequate.

Financial institutions are entitled to record allowances for loan losses in amounts larger than those required by Central Bank Rules. In such cases and despite the existence of certain exceptions, recording a larger allowance for a commercial loan, to the extent the recorded allowance amount falls into the next credit portfolio category set forth by Central Bank Rules, shall automatically result in the corresponding debtor being re-categorized accordingly.

Minimum frequency for classification review

In accordance with Central Bank Rules financial institutions are required to develop procedures for the analysis of the credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of its situation concerning objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for classification and allowances” which shall be permanently available for the Superintendency. The frequency of the review of existing classifications must answer to the importance considering all facilities. The classification analysis shall be duly documented. The classification review must include (i) clients whose credits (in pesos and in foreign currency) exceed the lower of 1% of the financial institution’s RPC corresponding to prior month and Ps. 4 million and (ii) at least 20% of the financial institution’s total active credit portfolio, which, if applicable, shall be completed by incorporating clients (in decreasing order) whose total indebtedness is inferior to the limits described in the preceding point (i).

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) higher than the lower of 1% of the financial entity’s RPC for the prior month and Ps. 4 million, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under points (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

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

Mandatory deposit insurance system

Law No. 24,485 passed on April 12, 1995, as amended subsequently amended and/or supplemented , created a Deposit Insurance System, or “SSGD,” which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of Section 49 of the Financial Institutions Law, as mentioned above.

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

The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.120,000, as set forth by Central Bank Communication “A” 5170, dated January 11, 2011, as amended.

Effective payment on this guaranty will be made within 30 business days after revocation of the license of the financial institution in which the funds are held; such payment is subject to the exercise of the depositor’s priority rights described above.

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

Law 26,831 (the “Capital Markets Law”), effective as of January 28, 2013, states that agents and markets must comply with the CNV’s requirements for applying for an authorization to operate, as well as registration. Thus, agents, individuals and legal entities that advise investors must be registered with the CNV and must provide proof of their expertise and credentials. The CNV has a 180-day period from January 28, 2013 to issue new rules in accordance with the Capital Markets Law.

Additionally, under the Capital Markets Law, the self-regulation of markets was eliminated, and authorization, supervision, control, as well as disciplinary and regulatory powers, are conferred to the CNV regarding all capital market players.

Commercial banks may operate as both managers and custodians of Argentine mutual investment funds or fondos comunes de inversión; provided, however, that a bank may not act simultaneously as manager and depositary agent for the same fund.

Financial institutions with economic difficulties

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

Anti-Money laundering

The concept of money laundering is generally used to denote transactions aimed at introducing funds from illicit activities in the institutional system and thus transform gains from illegal activities in assets of a seemingly legitimate source.

On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended by Laws No. 26,087, 26,119, 26,286, and 26,683, together the “Anti-Money Laundering Law”), which sets forth an administrative criminal system and supersedes several sections of the Argentine Criminal Code related to money laundering. This law defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected to a crime with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 300,000, whether such amount results from one or more transactions. Also, money laundering is considered as a separate crime against the economic and financial order, independent from the legal concept of concealment, which is considered an offense against the public administration. Thus, money laundering is a crime which may be prosecuted independently, whether or not the money launderer took part in the preceding crime from which the proceeds of which are being laundered.

In addition, the Anti-Money Laundering Law created the Financial Information Unit (hereinafter “UIF”), under the Argentine Ministry of Justice, Security and Human Rights, which is responsible for the handling and transmitting of information in order to prevent the laundering of assets originated from: (i) crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) crimes related to arms trafficking (Law No. 22,415); (iii) crimes related to the activities of an illegal association as defined in Section 210 bis of the Argentine Criminal Code; (iv) illegal acts committed by illegal associations (Section 210 of the Argentine Criminal Code) organized to commit crimes with political or racial objectives; (v) crimes of fraud against the Public Administration (Section 174, Paragraph 5 of the Argentine Criminal Code); (vi) crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of the Second Book of the Argentine Criminal Code; (vii) crimes of underage prostitution and child pornography under Sections 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code; (viii) crimes involving terrorist financing (Section 213 quarter of the Argentine Criminal Code); (ix) extortion (Section 168 of the Argentine Criminal Code), (x) crimes contemplated by Law No. 24,769; and (xi) human trafficking.

The Anti-Money Laundering Law, like anti-money laundering laws of other countries, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain duties to diverse private sector entities such as banks, stockbrokers, stock markets, and insurance companies. These obligations essentially consist of information gathering functions, such as: (a) obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity; (b) reporting any suspicious activity or operation; and (c) keeping any monitoring activities in connection with a proceeding pursuant to the Anti-Money Laundering Law confidential from both clients and third parties.

In addition, Argentine financial institutions are required to report to the UIF any suspicious or unusual transaction, as well as any transaction that lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly.

Central Bank Rules require Argentine banks to take certain minimum precautions to prevent money laundering. Each institution must have an Anti-Money Laundering Committee, formed by a member of the board of directors, the compliance officer responsible for Anti-Money Laundering matters (Oficial de Cumplimiento) and an upper-level officer regarding financial intermediation and/or foreign exchange matters (i.e., with sufficient experience and knowledge on such matters and decision-making responsibilities). Additionally, as mentioned, each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF .

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank and the UIF. Resolution 121/2011 issued by the UIF (“Resolution 121”), amended by Resolution No. 1/12, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among others, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) to create a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; b) to appoint a compliance officer; c) to implement periodic audits; d) to offer personnel training; e) to create a record of detected unusual ans suspicious operations; f) to implement technological tools to allow the development of efficient control systems for prevention of money laundering and terrorism financing; and g) to implement measures to allow persons obliged under Resolution 121 and Resolution 229, to electronically consolidate the transactions carried out with clients, and to develop electronic tools to identify certain behaviors and observe possible suspicious transactions. Entities covered by Resolution 121 must report any money laundering suspicious activity to the UIF within 150 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hours period has elapsed.

According to Resolution 121, unusual transactions are those attempted or consummated transactions, on a one-time or on a regular basis, without economic or legal justification, inconsistent with the economic and financial profile of the client, and which deviate from standard market practices, based on their frequency, regularity, amount, complexity, nature or other particular features. According to Resolution 229, an unusual transaction is one that, considering the suitability of the reporter in light of the activity it carries out, and the analysis made, may be suspicious of money laundering and financing terrorism. On other hand, suspicious transactions are those attempted or consummated transactions that, having been previously identified as unusual transactions, are inconsistent with the lawful activities declared by the client or, even if related to lawful activities, give rise to suspicion that they are linked or used to finance terrorism.

The Central Bank itself must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious or unusual transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented by Resolution No. 1/2012, which, among other things, lists a few examples of what constitute “suspicious or unusual transactions”. The listed transactions must be particularly scrutinized by the Central Bank and include, among others, any transaction involving financial institutions, regular transactions involving securities (specially daily purchases and sales of the same amount of securities), capital contributions into financial institutions that have been paid-in in cash (or means other than bank transfers), and capital contributions by companies incorporated or domiciled in jurisdictions that do not allow for information relating to family relations of its shareholders, board members or members of its supervisory committee, Deposits or withdrawals in cash for unusual amounts by entities or individuals that normally use checks or other financial instruments and/or whose declared business does not correspond with the type or amount of the transaction; subsequent cash deposits for small amounts that, in the aggregate, add up to a relevant sum; a single client holding numerous accounts that, in the aggregate, hold relevant sums inconsistent with such client’s declared business; transfers of funds for amounts inconsistent with the client’s business or usual kind of transaction; accounts with several authorized signatories that hold no apparent relation (in particular when domiciled or acting off-shore or in tax havens); clients that unexpectedly cancel loans; frequent cash deposits or withdrawals for relevant amounts without commercial justification.

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

The guidelines issued by the Central Bank to detect unusual or suspected money laundering or terrorist financing transactions require the reporting of unusual transactions, based on the resources of the entity subject to the reporting obligation and on the type of analysis performed. In particular, the following special circumstances, among others, shall be considered: (a) if the amount, type, frequency and nature of a transaction made by a customer bears no relationship to such customer’s previous history and financial activity; (b) amounts that are unusually high or transactions that are of a complexity and type not usual for the relevant customer; (c) if a customer refuses to provide information or documents required by the entity or the information furnished is found to have been altered; (d) if a customer fails to comply with any applicable regulation; (e) if a customer appears to show an unusual disregard for risks it may be assuming and/or costs involved in the transactions, and this is incompatible with the customer’s financial profile; (f) if a country or jurisdiction that are considered “tax havens” or have been identified as non-cooperative by the Financial Action Task Force (“FATF”) are involved;(g) if a same address appears registered for different legal entities or the same natural persons have been empowered by and/or act as attorneys-in-fact for different legal entities and such circumstance is not justified by any financial or legal reason, in particular taking into account whether any such companies or entities are located in “tax havens” and their main business involves off-shore transactions; (h) if transactions of a similar nature, amount, type or which are conducted simultaneously, it may be presumed that a single transaction has been split into several for the purpose of avoiding the application of transaction detection and/or reporting procedures; (i) if continued profits or losses are derived from transactions repeatedly conducted between the same parties; or (j) if certain signs suggest an illegal source, handling or use of funds involved in the transactions, and the entity subject to the legal obligation does not have any explanation for this.

On January 21, 2009, the CNV issued General Resolution No. 547 (hereinafter the “Resolution 547”), replacing Chapter XXII (Prevention of Money Laundering and terrorism financing) with “Chapter XXII—Prevention of Money Laundering and the Financing of Terrorism,” of the CNV regulations (which were later amended by CNV General Resolution 602/2012). CNV regulations provide that Resolution 229, the entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, and other entities must comply with the standards set by the UIF. In particular, they must comply with the obligations regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations and policies and procedures to prevent money laundering and financing of terrorism. With respect to issuers, CNV regulations provide that any entity performing significant capital contributions or loans must be identified as to whether or not it is a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

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

Additionally, pursuant to Resolution No. 612/2012 issued by the CNV, those individuals or legal entities acting as intermediaries in the public offering of securities have certain loyalty duties and other obligations. When acting on behalf of, receiving instructions from, or executing orders from clients, said resolution set forth that intermediaries must be familiar with their clients to evaluate their financial situation, experience and investment goals, and to adjust their services to those ends, utilizing the means and procedures deemed necessary. The resolution suggests that “a questionnaire of self-evaluation” could be implemented allowing the client to determine its risk profile or risk tolerance. It would meet the following ends: the experience of the client in capital markets’ investments and from the specific instrument offered or required, the investment objective, the investor’s financial situation, the expected investment horizon, the percentage of its savings destined to these investments, the level of its savings that the client is willing to risk, and any other relevant circumstance in order to evaluate if the investment to be performed is suitable and adequate for the client. Where appropriate, it should be verified that the potential investor has updated knowledge of the questionnaire results. In cases where the intermediary perceives an investment as inadequate, based on the risk profile of its client, it should document its negative opinion. The entity should document the communication of such opinion to the potential investor and of the latter’s response to such opinion.

For a more thorough analysis of money laundering regulations in effect as of the date of this document, investors are advised to consult with their own legal counsel and to read Title XIII, Second Book of the Argentine Criminal Code and any regulations issued by the UIF in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance www.infoleg.gov.ar, the UIF, www.uif.gov.ar, or the CNV, www.cnv.gob.ar.

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

Subsidiary	Banco Macro’s direct and indirect equity interest Percentage of Capital Stock and possible votes

Banco del Tucumán S.A. (1)	89.932%
Banco Privado de Inversiones S.A. (1)	99.994%
Macro Bank Limited (2)(3)	99.999%
Macro Securities S.A. Sociedad de Bolsa (1)	99.921%
Macro Fiducia S.A. (1)	98.605%
Macro Fondos S.G.F.C.I. S.A. (1)	99.936%

(1)	Country of residence: Argentina
(2)	Country of residence: Bahamas
(3)	Consolidates with Sud Asesores (ROU) S.A. (100% of capital stock and voting rights)

D. Property, plants and equipment

Property

We dedicate 24,896 square meters of office space to headquarters, where our management, accounting and administrative personnel is located, of which 23,646 square meters are owned by the Bank and 1,250 square meters are leased. Our headquarters are distributed at the offices located in Sarmiento 341-355, 401-447,731-735,Suipacha 555, Perón 564 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2012, we have a branch network consisted of 428 branches in Argentina, of which 184 were leased properties.

As a result of the merger with Banco Privado, we also acquired a building located in L. N. Alem Av. 1110, 1st floor, City of Buenos Aires.

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps. 110 million. The Bank has developed a project to build its new corporate offices on this site. Works have been initiated in 2012 and is expected to be completed approximately by 2016. The new corporate tower will be designed taking full advantage of natural light, using materials that do not adversely affect the environment and with an efficient use of the available energy. It will be built in compliance with the Leed International Sustainability Standards of the “US Green Building Council”.

The building will have an area of 52,000 square meters and the Bank estimates that its project will require an investment of approximately US$ 145.3 million. As of December 31, 2012 the total amount invested was Ps. 39.5 million (approximately US$ 8.0 million).

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as Item 5. “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 33 to the consolidated financial statements for the three years ended on December 31, 2012 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2010, 2011 and 2012.

	2010			2011			2012
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousand of Pesos)
ASSETS
Interest-earning assets
Government securities (1)
Pesos	5,366,274	853,997	15.91%	3,370,212	428,324	12.71%	3,856,772	301,436	7.82%
Dollars	378,908	72,942	19.25%	282,596	10,168	3.60%	368,669	14,872	4.03%

Total	5,745,182	926,939	16.13%	3,652,808	438,492	12.00%	4,225,441	316,308	7.49%

Loans
Private and financial Sector
Pesos	10,589,164	2,256,182	21.31%	16,961,109	3,641,606	21.47%	23,580,405	5,641,032	23.92%
Dollars	2,062,237	113,549	5.51%	2,658,945	110,482	4.16%	2,766,236	173,996	6.29%

Total	12,651,401	2,369,731	18.73%	19,620,054	3,752,088	19.12%	26,346,641	5,815,028	22.07%

Public Sector
Pesos	289,576	118,618	40.96%	355,243	22,813	6.42%	377,297	66,534	17.63%

Total	289,576	118,618	40.96%	355,243	22,813	6.42%	377,297	66,534	17.63%

Other assets
Pesos	763,631	82,886	10.85%	920,941	126,023	13.68%	2,665,835	291,727	10.94%
Dollars	2,475,530	57,598	2.33%	2,730,416	34,978	1.28%	830,723	11,279	1.36%

Total	3,239,161	140,484	4.34%	3,651,357	161,001	4.41%	3,496,558	303,006	8.67%

Total interest-earning assets
Pesos	17,008,645	3,311,683	19.47%	21,607,505	4,218,766	19.52%	30,480,309	6,300,729	20.67%
Dollars	4,916,675	244,089	4.96%	5,671,957	155,628	2.74%	3,965,628	200,147	5.05%

Total	21,925,320	3,555,772	16.22%	27,279,462	4,374,394	16.04%	34,445,937	6,500,876	18.87%

Non interest-earning assets
Cash and due from banks
Pesos	996,459			1,482,954			1,579,250
Dollars	617,398			619,348			455,779
Euros	25,449			16,813			14,730
Other	1,697			2,277			3,159

Total	1,641,003			2,121,392			2,052,918

Investments in other companies
Pesos	9,295			9,218			9,424
Dollars	1,170			1,039			808

Total	10,465			10,257			10,232

	2010			2011			2012
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	798,390			1,051,922			1,196,379
Dollars

Total	798,390			1,051,922			1,196,379

Allowance for loan losses
Pesos	(368,458)			(452,770)			(659,369)
Dollars	(60,874)			(52,351)			(54,731)

Total	(429,332)			(505,121)			(714,100)

Other assets
Pesos	2,440,742			3,017,634			4,800,256
Dollars	1,625,358			1,930,434			3,265,669
Euros	66,344			136,479			27,576

Total	4,132,444			5,084,547			8,093,501

Total non interest-earning assets
Pesos	3,876,428			5,108,958			6,925,940
Dollars	2,183,052			2,498,470			3,667,525
Euros	91,793			153,292			42,306
Other	1,697			2,277			3,159

Total	6,152,970			7,762,997			10,638,930

TOTAL ASSETS
Pesos	20,885,073			26,716,463			37,406,249
Dollars	7,099,727			8,170,427			7,633,153
Euros	91,793			153,292			42,306
Other	1,697			2,277			3,159

Total	28,078,290			35,042,459			45,084,867

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,969,340	22,594	0.76%	3,535,983	24,532	0.69%	4,680,210	33,491	0.72%
Dollars	908,486	1,118	0.12%	1,058,795	855	0.08%	1,045,192	798	0.08%

Total	3,877,826	23,712	0.61%	4,594,778	25,387	0.55%	5,725,402	34,289	0.60%

Time deposits
Pesos	8,944,481	929,682	10.39%	10,817,929	1,212,458	11.21%	15,483,182	2,154,075	13.91%
Dollars	2,646,095	26,803	1.01%	2,614,070	15,253	0.58%	2,056,050	15,402	0.75%

Total	11,590,576	956,485	8.25%	13,431,999	1,227,711	9.14%	17,539,232	2,169,477	12.37%

Borrowing from the Central Bank
Pesos			0.00%	379	39	10.29%	13,572	1,188	8.75%
Total			0.00%	379	39	10.29%	13,572	1,188	8.75%

Borrowings from other financial institutions
Pesos	139,226	15,888	11.41%	185,861	18,273	9.83%	114,920	13,113	11.41%
Dollars	50,060	1,837	3.67%	106,366	1,715	1.61%	202,554	7,394	3.65%

Total	189,286	17,725	9.36%	292,227	19,988	6.84%	317,474	20,507	6.46%

Corporate Bonds
Pesos	197,392	21,236	10.76%	197,066	21,185	10.75%	85,072	9,180	10.79%
Dollars	1,003,112	92,843	9.26%	1,058,971	98,074	9.26%	1,166,812	108,288	9.28%

	2010			2011			2012
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate

Total	1,200,504	114,079	9.50%	1,256,037	119,259	9.49%	1,251,884	117,468	9.38%

Total Interest-bearing liabilities
Pesos	12,250,439	989,400	8.08%	14,737,218	1,276,487	8.66%	20,376,956	2,211,047	10.85%
Dollars	4,607,753	122,601	2.66%	4,838,202	115,897	2.40%	4,470,608	131,882	2.95%

Total	16,858,192	1,112,001	6.60%	19,575,420	1,392,384	7.11%	24,847,564	2,342,929	9.43%

Non-interest bearing liabilities and Shareholders’ equity
Demand deposits
Pesos	5,606,430			7,920,365			10,068,139
Dollars	213,440			933,780			645,064

Total	5,819,870			8,854,145			10,713,203

Other liabilities
Pesos	1,113,739			1,448,142			3,297,211
Dollars	452,516			592,532			649,224
Euros	76,209			138,298			22,602
Other	294			360			426

Total	1,642,758			2,179,332			3,969,463

Minority Interest
Pesos	24,289			32,824			44,275

Total	24,289			32,824			44,275

Shareholders’ equity
Pesos	3,733,181			4,400,739			5,510,363

Total	3,733,181			4,400,739			5,510,363

Total non–interest bearing liabilities and shareholders’ equity
Pesos	10,477,639			13,802,070			18,919,988
Dollars	665,956			1,526,312			1,294,288
Euros	76,209			138,298			22,602
Other	294			360			426

Total	11,220,098			15,467,039			20,237,303

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	22,728,078			28,539,288			39,296,944
Dollars	5,273,709			6,364,514			5,764,896
Euros	76,209			138,298			22,602
Other	294			360			426

Total	28,078,290			35,042,459			45,084,867

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009; for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010; and for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011.

	December 2010/December 2009			December 2011/December 2010			December 2012/December 2011
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

ASSETS
Interest-earning assets
Government securities
Pesos	38,438	29,931	68,369	(253,682)	(171,991)	(425,673)	38,028	(164,916)	(126,888)
Dollars	(20,772)	(327,184)	(347,956)	(3,465)	(59,309)	(62,774)	3,472	1,232	4,704

Total	17,666	(297,253)	(279,587)	(257,147)	(231,300)	(488,447)	41,500	(163,684)	(122,184)

Loans Private and financial sector
Pesos	416,592	(168,838)	247,754	1,368,078	17,346	1,385,424	1,583,504	415,922	1,999,426
Dollars	(9,015)	(67,166)	(76,181)	24,794	(27,861)	(3,067)	6,749	56,765	63,514

Total	407,577	(236,004)	171,573	1,392,872	(10,515)	1,382,357	1,590,253	472,687	2,062,940

Public sector
Pesos	(5,270)	99,691	94,421	4,217	(100,022)	(95,805)	3,889	39,832	43,721
Dollars	0	0	0	0	0	0	0	0	0

Total	(5,270)	99,691	94,421	4,217	(100,022)	(95,805)	3,889	39,832	43,721

Other assets
Pesos	(33,820)	(77,831)	(111,651)	21,527	21,610	43,137	190,947	(25,243)	165,704
Dollars	31,577	(61,494)	(29,917)	3,265	(25,885)	(22,620)	(25,793)	2,094	(23,699)

Total	(2,243)	(139,325)	(141,568)	24,792	(4,275)	20,517	165,154	(23,149)	142,005

Total interest-earning assets
Pesos	415,940	(117,047)	298,893	1,140,140	(233,057)	907,083	1,816,368	265,595	2,081,963
Dollars	1,790	(455,844)	(454,054)	24,594	(113,055)	(88,461)	(15,572)	60,091	44,519

Total	417,730	(572,891)	(155,161)	1,164,734	(346,112)	818,622	1,800,796	325,686	2,126,482

LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	968	(9,874)	(8,906)	3,931	(1,993)	1,938	8,188	771	8,959
Dollars	55	(954)	(899)	121	(384)	(263)	(10)	(47)	(57)

Total	1,023	(10,828)	(9,805)	4,052	(2,377)	1,675	8,178	724	8,902

Time deposits
Pesos	155,745	(305,987)	(150,242)	209,973	72,803	282,776	649,046	292,571	941,617
Dollars	(29)	(41,428)	(41,457)	(187)	(11,363)	(11,550)	(4,180)	4,329	149

Total	155,716	(347,415)	(191,699)	209,786	61,440	271,226	644,866	296,900	941,766

	December 2010/December 2009			December 2011/December 2010			December 2012/December 2011
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

Borrowings from the Central Bank
Pesos	0	(1,856)	(1,856)	39	0	39	1,155	(6)	1,149
Dollars	0	0	0	0	0	0	0	0	0

Total	0	(1,856)	(1,856)	39	0	39	1,155	(6)	1,149

Borrowings from other financial institutions
Pesos	4,500	2,119	6,619	4,585	(2,200)	2,385	(8,095)	2,935	(5,160)
Dollars	(6,144)	(9,209)	(15,353)	908	(1,030)	(122)	3,511	2,168	5,679

Total	(1,644)	(7,090)	(8,734)	5,493	(3,230)	2,263	(4,584)	5,103	519

Corporate Bonds
Pesos	(4,396)	1	(4,395)	(35)	(16)	(51)	(12,085)	80	(12,005)
Dollars	3,526	(122)	3,404	5,173	58	5,231	10,008	206	10,214

Total	(870)	(121)	(991)	5,138	42	5,180	(2,077)	286	(1,791)

Other liabilities
Pesos	0	(2,911)	(2,911)	0	0	0	0	0	0
Dollars	0	0	0	0	0	0	0	0	0

Total	0	(2,911)	(2,911)	0	0	0	0	0	0

Total interest-bearing liabilities
Pesos	156,817	(318,508)	(161,691)	218,493	68,594	287,087	638,209	296,351	934,560
Dollars	(2,592)	(51,713)	(54,305)	6,015	(12,719)	(6,704)	9,329	6,656	15,985

Total	154,225	(370,221)	(215,996)	224,508	55,875	280,383	647,538	303,007	950,545

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	17,008,645	21,607,505	30,480,309
Dollars	4,916,675	5,671,957	3,965,628
Total	21,925,320	27,279,462	34,445,937
Net interest income (1)
Pesos	2,322,283	2,942,279	4,089,682
Dollars	121,488	39,731	68,265
Total	2,443,771	2,982,010	4,157,947
Net interest margin (2)
Pesos	13.65%	13.62%	13.42%
Dollars	2.47%	0.70%	1.72%
Weighted average rate	11.15%	10.93%	12.07%
Yield spread nominal basis (3)
Pesos	11.39%	10.86%	9.82%
Dollars	2.30%	0.34%	2.10%
Weighted average rate	9.62%	8.93%	9.44%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities and from foreign exchange transactions are included in interest.
(2)	Net interest income (including income from government and private securities and from foreign exchange transactions) divided by average interest-earning assets.
(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2010, 2011 and 2012. Securities are stated before deduction of allowances.

	Years ended December 31,
	2010	2011	2012
	(in thousands of Pesos)
Government securities
In Pesos:
Government securities at market value (3)
Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	200,925	196,511	545,833
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	901	—	115,708
Secured bonds under Presidential Decree No. 1,579/02 at 2%	40,988	173,871	59,140
Federal government bonds at Badlar Private + 3.50% – Maturity: 2013	46,350	46,062	47,130
Consolidation bonds of social security payables in pesos – Fourth Series	7,029	8,740	5,328
GDP – Related Securities – Maturity: 2035	54	—	3,734
Discount bonds – Maturity: 2033 at 5.83%	6,956	133,624	3,064
Federal government bonds at 2% – Maturity: 2014	3,674	3,683	3,044
Federal government bonds at variable rate – Maturity: 2013	7,523	5,121	2,763
Others	2,502	4,720	632

Subtotal Government securities at market value	316,902	572,332	786,376

Government securities at amortized cost
Province of Buenos Aires Treasury Bills – Maturity: 01-31-2013	—	—	51,819
Province of Buenos Aires Treasury Bills – Maturity: 06-06-2013	—	—	51,525
Province of Entre Ríos government debt securities Series II Class A – Maturity 03-26-2013	—	—	25,757
Province of Chubut Treasury Bills Serie III – Maturity: 05-24-2013	—	—	20,396
Province of Chaco Treasury Bills – Maturity: 03-14-2013	—	—	19,526
Province of Entre Ríos government debt securities Series I Class A – Maturity 02-26-2013	—	—	5,053
Province of Tucumán bonds – First series – Maturity: 2018	1,565	2,846	2,775
Others	99,662	103,616	—

Subtotal Government securities at amortized cost	101,227	106,462	176,851

Instruments Issued by Central Bank of Argentina
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	681,949	39,455	35,040
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	3,167,344	246,236	90,843

Subtotal Instruments Issued by Central Bank.	3,849,293	285,691	125,883

Securities under repurchase agreement (3)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	148,959	932,367	270,659
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	7,514	85,813	216,347
Discount bonds – Maturity: 2033 at 5.83%	4,797	30,231	59,815
Consolidation bonds – 6° series at 2%	18,518	8,458	38,628
Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	990	30,740	21,040
Secured bonds under Presidential Decree No. 1,579/02 at 2%	—	12,585	12,509
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	—	6,171	8,336
GDP – Related Securities – Maturity: 2035	149	46,936	—

Subtotal Securities under repurchase agreement	180,927	1,153,301	627,334

Total Government securities in pesos	4,448,349	2,117,786	1,716,444

In Foreign Currency:
Government securities at market value (3)
Treasury Bill - Vto. 01-10-13	—	—	314,705
Treasury Bill - Vto. 01-24-13	—	—	49,172
Treasury Bill - Vto. 03-14-13	—	—	24,585
Debt Securities at 12% Córdoba Province – Maturity: 2017	17,498	16,275	18,000
Federal government bonds at 7% – Maturity: 2013	—	—	10,260
Federal government bonds at 7% – Maturity: 2015	1,640	633	7,407
Federal government bonds at 7% – Maturity: 2017	1,026	2,934	113
Others	242,433	236,323	44

Subtotal Government securities at market value	262,597	256,165	424,286

Government securities at amortized cost
Secured Province of Neuquén Treasury Bills Class 1 – Maturity: 05-23-2014	—	—	146,341
Debt Securities Series II Fixed rate for 360-day term – Maturity: 03-26-2013	—	—	25,010
Province of Tucumán bonds – Second series at 9.45% – Maturity: 2015	2,455	6,425	4,972

Subtotal Government securities at amortized cost	2,455	6,425	176,323

Securities under repurchase agreement (3)
Federal government bonds at 7% – Maturity: 2015	—	—	3,077
Federal government bonds at 7% – Maturity: 2017	—	—	2,885
Federal government bonds at Libor – Maturity: 2013	—	—	70
Federal government bonds at 7% – Maturity: 2013	2,299,088	1,992,625	—

	Years ended December 31,
	2010	2011	2012
	(in thousands of Pesos)

Subtotal Securities under repurchase agreement	2,299,088	1,992,625	6,032

Total Government securities in foreign currency	2,564,140	2,255,215	606,641

Total Government securities	7,012,489	4,373,001	2,323,085

Investments in Listed Private Securities
In Pesos:
Mutual Funds	19,886	10,607	23,563
Shares	—	11,359	8,799

In Foreign Currency:
Mutual Funds	9,553	9,055	15
Shares	17,588	12,502	11,194

Total Private securities	47,027	43,523	43,571

Total Government and Private securities	7,059,516	4,416,524	2,366,656

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (1)	247,341	237,811	302,961
Debt Securities in Financial Trusts	148,226	229,112	396,051
Corporate Bonds (2)	6,194	2,244	8,311

In Foreign Currency:
Certificates of Participation in Financial Trusts (1)	104,342	112,935	110,576
Debt Securities in Financial Trusts	112,233	48,905	30,221
Corporate Bonds (2)	273,112	311,412	133,249

Total Investments in Unlisted Private Securities	891,448	942,419	981,369

Total	7,950,964	5,358,943	3,348,025

(1)	The Bank booked allowances for impairment in value amounting to Ps.223,832 thousand; Ps.232,512 thousand and Ps.231,184 thousand as of December 31, 2012, 2011 and 2010, respectively.
(2)	The Bank booked allowances for impairment in value amounting to Ps.6,034 thousand; Ps.3,346 thousand and Ps.3,003 thousand as of December 31, 2012, 2011, and 2010, respectively.
(3)	As of December 31, 2012 the book value and market value of instruments issued by the Argentine Goverment amounted to Ps. 950,559 (not including Treasury bills, Central Bank bills and notes, and province of Córdoba debt securities).

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2012 in accordance with issuance terms (before allowances).

	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 year but within 10 years		Maturing after 10 years		Without due date	Total
	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in thousands of Pesos, except percentages)
In Pesos:
Government securities at market value
Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	—	—	545,833	17.29%	—	—	—	—	—	545,833
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	38,554	5.84%	77,154	11.70%	—	—	—	—	—	115,708
Secured bonds under Presidential Decree No. 1,579/02 at 2%	7,658	1.33%	49,227	8.57%	2,255	0.39%	—	—	—	59,140
Federal government bonds at Badlar Private + 3.50% – Maturity: 2013	47,130	22.06%	—	—	—	—	—	—	—	47,130
Consolidation bonds of social security payables in pesos – Fourth Series	3,745	6.85%	1,583	2.89%	—	—	—	—	—	5,328
GDP – Related Securities – Maturity: 2035	—	—	—	—	—	—	3,734	—	—	3,734
Discount bonds – Maturity: 2033 at 5.83%	—	—	—	—	—	—	3,064	14.61%	—	3,064
Federal government bonds at 2% – Maturity: 2014	1,522	4.43%	1,522	4.43%	—	—	—	—	—	3,044
Federal government bonds at variable rate – Maturity: 2013	2,763	20.98%	—	—	—	—	—	—	—	2,763

Others	167	8.44%	292	10.98%	129	15.16%	44	8.14%	—	632

	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 year but within 10 years		Maturing after 10 years		Without due date	Total
	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in thousands of Pesos, except percentages)

Government securities at amortized cost
Province of Buenos Aires Treasury Bills – Maturity: 01-31-2013	51,819	12.07%	—	—	—	—	—	—	—	51,819
Province of Buenos Aires Treasury Bills – Maturity: 06-06-2013	51,525	15.78%	—	—	—	—	—	—	—	51,525
Province of Entre Ríos government debt securities Series II Class A – Maturity 03-26-2013	25,757	13.78%	—	—	—	—	—	—	—	25,757
Province of Chubut Treasury Bills Serie III – Maturity: 05-24-2013	20,396	13.66%	—	—	—	—	—	—	—	20,396
Province of Chaco Treasury Bills – Maturity: 03-14-2013	19,526	12.72%	—	—	—	—	—	—	—	19,526
Province of Entre Ríos government debt securities Series I Class A – Maturity 02-26-2013	5,053	13.01%	—	—	—	—	—	—	—	5,053
Province of Tucumán bonds – First series – Maturity: 2018	359	1.44%	2,310	9.23%	106	0.42%	—	—	—	2,775

Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	35,040	14.07%	—	—	—	—	—	—	—	35,040
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	90,843	12.42%	—	—	—	—	—	—	—	90,843

Securities under repurchase agreement
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	216,347	—	—	—	—	—	—	—	—	216,347
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	270,659	—	—	—	—	—	—	—	—	270,659

Discount bonds – Maturity: 2033 at 5.83%	59,815	—	—	—	—	—	—	—	—	59,815

Consolidation bonds – 6° series at 2%	38,628	—	—	—	—	—	—	—	—	38,628

Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	21,040	—	—	—	—	—	—	—	—	21,040
Secured bonds under Presidential Decree No. 1,579/02 at 2%	12,509	—	—	—	—	—	—	—	—	12,509
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	8,336	—	—	—	—	—	—	—	—	8,336

Total Government securities in pesos	1,029,191	5.22%	677,921	15.93%	2,490	1.16%	6,842	6.60%	—	1,716,444

In Foreign Currency:
Government securities at market value

Treasury Bill - Vto. 01-10-13	314,705	0.03%	—	—	—	—	—	—	—	314,705

Treasury Bill - Vto. 01-24-13	49,172	0.01%	—	—	—	—	—	—	—	49,172

Treasury Bill - Vto. 03-14-13	24,585	0.03%	—	—	—	—	—	—	—	24,585

Debt Securities at 12% Córdoba Province – Maturity: 2017	3,600	0.95%	14,400	3.78%	—	—	—	—	—	18,000
Federal government bonds at 7% – Maturity: 2013	10,260	0.00%	—	—	—	—	—	—	—	10,260
Federal government bonds at 7% – Maturity: 2015	—	—	7,407	9.34%	—	—	—	—	—	7,407
Federal government bonds at 7% – Maturity: 2017	—	—	113	3.05%	—	—	—	—	—	113

Others	13	0.00%	1	—	—	—	30	8.55%	—	44

Government securities at amortized cost
Secured Province of Neuquén Treasury Bills Class 1 – Maturity: 05-23-2014	—	—	146,341	5.41%	—	—	—	—	—	146,341
Debt Securities Series II Fixed rate for 360-day term secured – Maturity: 03-26-2013	25,010	6.04%	—	—	—	—	—	—	—	25,010
Province of Tucumán bonds – Second series at 9,45% – Maturity: 2015	1,657	2.70%	3,315	5.39%	—	—	—	—	—	4,972

	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 year but within 10 years		Maturing after 10 years		Without due date	Total
	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in thousands of Pesos, except percentages)

Securities under repurchase agreement
Federal government bonds at 7% – Maturity: 2015	3,077	—	—	—	—	—	—	—	—	3,077
Federal government bonds at 7% – Maturity: 2017	2,885	—	—	—	—	—	—	—	—	2,885
Federal government bonds at Libor – Maturity: 2013	70	—	—	—	—	—	—	—	—	70

Total Government securities in foreign currency	435,034	0.39%	171,577	5.44%	—	—	30	8.55%	—	606,641

Total Government securities	1,464,225	3.79%	849,498	13.81%	2,490	1.16%	6,872	6.60%	—	2,323,085

Private securities

Investments in listed private sector
In Pesos:
Mutual Funds	23,563	—	—	—	—	—	—	—	—	23,563

Shares	—	—	—	—	—	—	—	—	8,799	8,799

In foreign currency:
Mutual Funds	15	—	—	—	—	—	—	—	—	15

Shares	—	—	—	—	—	—	—	—	11,194	11,194

Investments in Unlisted private securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	59,906	—	18,091	—	—	—	1,132	—	223,832	302,961
Debt Securities in Financial Trusts	277,375	17.11%	118,676	18.62%	—	—	—	—	—	396,051

Corporate Bonds (4)	1,270	4.11%	6,851	18.54%	—	—	—	—	190	8,311

In Foreign Currency:
Certificates of Participation in Financial Trusts (3)	—	—	110,576	—	—	—	—	—	—	110,576
Debt Securities in Financial Trusts	7,311	0.59%	13,576	5.06%	9,334	3.48%	—	—	—	30,221

Corporate Bonds (4)	12,766	1.52%	111,824	12.41%	8,659	3.19%	—	—	—	133,249

Total Private securities	382,206	12.49%	379,594	9.99%	17,993	3.34%	1,132	—	244,015	1,024,940

(1)	Effective yield based on December 31, 2012 quoted market values.
(2)	As of December 31, 2012, “Instruments Issued by the Central Bank” included Ps. 85,977 thousand to fall due in 60 days, Ps. 13,586 thousand to fall due in 90 days and Ps. 26,320 thousand to fall due in 150 days.
(3)	The Bank booked allowances for impairment in value amounting to Ps. 223,832 thousand as of December 31, 2012.
(4)	The Bank booked allowances for impairment in value amounting to Ps. 6,034 thousand as of December 31, 2012.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2008, 2009, 2010, 2011 and 2012.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of pesos)
To the non-financial government sector	744,507	206,484	336,430	336,189	586,557
To the financial sector (1)	80,423	90,916	155,701	343,282	299,250
To the non-financial private sector and foreign residents
Overdrafts (2)	1,556,433	1,436,292	2,032,986	2,712,718	4,280,640
Documents (3)	1,348,585	1,412,551	1,805,226	3,178,058	3,651,390
Mortgage loans	738,592	746,762	902,734	1,142,944	1,508,463
Pledged loans (4)	339,895	262,508	347,321	667,102	928,693
Consumer loans (5)	4,675,543	4,956,690	7,355,625	12,092,079	15,551,778
Other loans	2,071,927	2,271,756	3,302,223	4,158,915	4,808,641
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	195,026	182,168	216,888	360,245	570,281
Less: Unposted payments	(29)	(29)	—	—	—
Less: Unearned discounts	(32,596)	(21,246)	(30,121)	(74,050)	(95,940)
Less: Allowances	(438,348)	(448,045)	(514,910)	(599,224)	(887,156)
Total Loans	11,279,958	11,096,807	15,910,103	24,318,258	31,202,597

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdraft lines of credit resulting from checking accounts.
(3)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligator is part of the non-financial private sector.
(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2012 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2012	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of pesos, except percentages)
To the non-financial government sector	586,557	49,996	536,561	—
To the financial sector (1)	299,250	298,983	267	—
To the non-financial private sector and foreign residents
Overdrafts (2)	4,413,720	4,367,724	45,996	—
Documents (3)	3,640,692	3,634,892	5,720	80
Mortgage loans	1,544,077	479,711	888,005	176,361
Pledged loans (4)	948,650	436,170	512,480
Consumer loans (5)	15,731,844	7,968,512	7,759,373	3,959
Other loans	4,924,963	3,914,382	945,601	64,980
Total Loans	32,089,753	21,150,370	10,694,003	245,380
Percentage of total loan portfolio	100%	66%	33%	1%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non- financial private sector.
(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest Rate Sensitivity of Outstanding Loans
The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2012.

As of December 31, 2012
(in thousands of Pesos)
Loans with maturity after 1 year:
Variable Rate
To the non-financial government sector	535,945
To the financial sector
To the non-financial private sector and foreign residents	1,299,858
Total	1,835,803
Fixed rate
To the non-financial government sector	615
To the financial sector	267
To the non-financial private sector and foreign residents	9,102,698
Total	9,103,580
Total Loans	10,939,383

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
Loan Portfolio	2008		2009		2010		2011		2012
	(in thousands of pesos, except percentages)
Categories
1 – Normal situation/ Performing	11,292,176	96.36%	10,963,274	94.96%	15,946,416	97.09%	24,360,917	97.78%	31,096,866	96.91%
2 – Subject to special monitoring –in observation- in negotiation or with rollover agreement/ Low risk	117,023	1.00%	206,477	1.79%	132,797	0.81%	180,080	0.72%	421,981	1.31%
3 – Troubled/Medium risk	86,288	0.74%	130,649	1.13%	73,403	0.45%	155,686	0.62%	203,545	0.63%
4 – With high risk of insolvency/ High risk	172,950	1.48%	188,058	1.63%	161,072	0.98%	155,612	0.62%	185,723	0.58%
5 – Irrecoverable	48,434	0.41%	55,996	0.49%	110,914	0.67%	64,797	0.26%	181,502	0.57%
6 – Irrecoverable according to Central Bank’s Rules	1,435	0.01%	398	0.00%	411	0.00%	390	0.0%	136	0.00%
Total Loans	11,718,306	100.00%	11,544,852	100.00%	16,425,013	100.00%	24,917,482	100.00%	32,089,753	100.00%

For the explanation of each category please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Debt classification and loan loss provisions”.

Non-performing Loans

The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2008	2009	2010	2011	2012
	(in thousands of pesos)
With preferred guarantees	31,627	42,904	43,221	37,419	45,260
Unsecured	277,480	332,197	302,579	339,066	525,646
Total non-performing loans	309,107	375,101	345,800	376,485	570,906

For additional information on non-accrual loans, past due loans and restructured loans please see note 33.4.c) and d) to our audited consolidated financial statement for the year ended December 31, 2012.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2008, 2009, 2010, 2011 and 2012:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of pesos)
Balance at the beginning of the year	220,422	438,348	448,045	514,910	599,224
Provisions for loan losses	314,532	187,648	254,010	290,651	688,966
Charge off (1)	(96,606)	(177,951)	(187,145)	(206,337)	(401,034)
Overdrafts	(9,314)	(32,519)	(14,857)	(11,793)	(23,288)
Consumer loans	(59,661)	(116,084)	(134,061)	(111,209)	(315,331)
Mortgage loans	(5,087)	(5,096)	(4,337)	(2,999)	(11,951)
Pledged loans	(2,686)	(1,341)	(911)	(2,945)	(5,766)
Documents	(5,296)	(14,171)	(7,523)	(4,703)	(6,695)
Other	(14,562)	(8,740)	(25,456)	(72,688)	(38,003)
Balance at the end of year	438,348	448,045	514,910	599,224	887,156
Charge-off/average loans (1)	0.87%	1.59%	1.45%	1.03%	1.50%

(1)	Charge-off includes reversals.

Under Central Bank Rules, non-performing loans must be charged-off seven months after such loans were classified as “irrecoverable without preferred guaranties” and fully provisioned. Pursuant to the current regulations, we charge-off non-performing loans on the next month following the date on which such circumstances are verified. Such debts are registered in off-balance accounts as the Bank continues with collection efforts.

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012.

	As of December 31,
	2008		2009		2010		2011		2012
	(in thousands of pesos, except percentages)

Overdrafts	64,107	14.62%	37,242	8.31%	37,757	7.33%	59,136	9.87%	111,419	12.56%
Documents	42,003	9.58%	32,825	7.33%	31,403	6.10%	49,061	8.19%	58,493	6.59%
Mortgage loans	26,378	6.02%	24,422	5.45%	24,016	4.66%	25,800	4.31%	30,126	3.40%
Pledged loans	9,512	2.17%	9,664	2.16%	10,971	2.13%	13,075	2.18%	16,772	1.89%
Consumer loans	208,679	47.61%	229,558	51.24%	269,281	52.30%	351,887	58.72%	503,441	56.75%
Other loans	87,669	20.00%	114,334	25.52%	141,482	27.48%	100,265	16.73%	166,905	18.81%
TOTAL	438,348	100.00%	448,045	100.00%	514,910	100.00%	599,224	100.00%	887,156	100.00%

Loans by economic activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2008, 2009, 2010, 2011 and 2012.

	As of December 31,
	2008		2009		2010		2011		2012
	(in thousands of pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

Retail Loans	4,023,725	34.34%	4,403,933	38.15%	6, 512,629	39.65%	10,611,776	42.59%	13,432,743	41.86%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	1,538,027	13.12%	1,910,164	16.55%	2,286,297	13.92%	3,201,824	12.85%	4,191,012	13.06%

Construction	563,526	4.81%	1,112,702	9.64%	1,009,744	6.15%	1,456,323	5.84%	1,594,771	4.97%

Other services	852,658	7.28%	858,936	7.44%	1,281,916	7.80%	1,808,807	7.26%	1,920,122	5.98%
Retail and consumer products	831,741	7.10%	747,897	6.48%	1,140,019	6.94%	1,840,756	7.39%	2,260,041	7.04%
Foodstuff and beverages	521,849	4.45%	637,814	5.52%	917,874	5.59%	1,178,894	4.73%	2,393,940	7.46%

Financial Services	289,450	2.47%	290,331	2.51%	387,074	2.36%	691,460	2.77%	760,903	2.37%
Governmental services	886,749	7.57%	258,784	2.24%	418,026	2.55%	480,892	1.93%	764,150	2.38%
Real estate, business and leases	267,604	2.28%	236,555	2.05%	357,865	2.18%	383,209	1.54%	527,821	1.64%
Transportation, storage and communications	263,999	2.25%	190,796	1.65%	488,356	2.97%	565,384	2.27%	871,237	2.72%

Manufacturing and wholesales	283,555	2.42%	140,620	1.22%	302,927	1.84%	603,487	2.42%	754,009	2.35%

Chemicals	608,157	5.19%	129,145	1.12%	455,313	2.77%	441,458	1.77%	883,970	2.75%
Electricity, oil, water	170,950	1.46%	75,095	0.65%	92,475	0.56%	190,792	0.77%	210,974	0.66%
Hotels and restaurants	32,325	0.28%	29,949	0.26%	27,866	0.17%	39,261	0.16%	93,902	0.29%

Other	583,991	4.98%	522,131	4.52%	746,632	4.55%	1,423,159	5.71%	1,430,158	4.46%

Total Loans	11,718,306	100.00%	11,544,852	100.00%	16,425,013	100.00%	24,917,482	100.00%	32,089,753	100.00%

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	5,606,395	7,920,297	10,067,667
Dollars	205,684	933,554	644,522

Total	5,812,079	8,853,851	10,712,189

Saving Accounts
Average
Pesos	2,969,340	3,535,983	4,680,210
Dollars	520,772	603,767	449,401

Total	3,490,112	4,139,750	5,129,611

Average nominal rate
Pesos	0.76%	0.69%	0.72%
Dollars	0.17%	0.11%	0.11%

Total	0.67%	0.61%	0.66%

Time Deposits
Average
Pesos	8,944,481	10,817,929	15,483,182
Dollars	2,343,123	2,346,928	1,837,111

	Year ended December 31,
	2010	2011	2012
	(in thousands of pesos)
Total	11,287,604	13,164,857	17,320,293

Average nominal rate
Pesos	10.39%	11.21%	13.91%
Dollars	1.00%	0.56%	0.78%

Total	8.44%	9.31%	12.52%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	35	68	472
Dollars	7,756	226	543

Total	7,791	294	1,015

Saving Accounts
Average
Dollars	387,714	455,028	595,791

Total	387,714	455,028	595,791

Average nominal rate
Dollars	0.06%	0.04%	0.05%

Total	0.06%	0.04%	0.05%

Time Deposits
Average
Dollars	302,972	267,142	218,939

Total	302,972	267,142	218,939

Average nominal rate
Dollars	1.09%	0.82%	0.47%

Total	1.09%	0.82%	0.47%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2012

The following table sets forth information regarding the maturity of our deposits at December 31, 2012.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of pesos)
Checking accounts	9,625,932	9,625,932	—	—	—
Savings accounts	7,214,586	7,214,586	—	—	—
Time deposits	17,482,610	16,195,150	1,146,899	129,117	11,444
Investment accounts	926,686	774,863	32,701	119,122	—
Other	938,858	938,053	240	565	—
Total Deposits	36,188,672	34,748,584	1,179,840	248,804	11,444

Maturity of outstanding time deposits and investment accounts in amount of Ps. 100,000 or more at December 31, 2012

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2012.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of pesos)
Domestic bank offices	13,928,141	12,686,426	1,005,734	225,478	10,503
Foreign bank offices	145,833	133,203	10,751	1,879	—
Total	14,073,974	12,819,629	1,016,485	227,357	10,503

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos, except percentages)
Net income	1,010,430	1,176,097	1,493,618
Average total assets	28,078,290	35,042,459	45,084,867
Average shareholders’ equity	3,733,181	4,400,739	5,510,363
Shareholders’ equity at the end of the fiscal year	4,152,842	4,719,552	6,199,095
Net income as a percentage of:
Average total assets	3.60%	3.36%	3.31%
Average shareholders’ equity	27.07%	26.72%	27.11%
Declared cash dividends	505,312	—	—
Dividend payout ratio (1)	50.01%	0.00%	0.00%
Average shareholders’ equity as a percentage of Average Total Assets	13.30%	12.56%	12.22%

(1)	Declared cash dividends stated as percentage of net income.

Short-term borrowings

Our short-term borrowings totaled approximately of Ps. 1,193.8 million, Ps. 1,789.7 million and 2,178.2 million for the years ended December 31, 2010, 2011, 2012 respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2010		2011		2012
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of pesos, except percentages)
Central Bank of the Argentine Republic:
Total amount outstanding at the end of the reported period	1,452	0.01%	2,431	0.00%	3,992	1.00%
Average during year (1)	1,328	0.00%	1,714	0.03%	3,504	0.29%
Maximum month-end balance	1,452		2,431		3,992
Banks and international institutions:
Total amount outstanding at the end of the reported period	45,697	1.89%	155,583	2.12%	276,804	3.89%
Average during year (1)	40,378	2.17%	121,518	1.65%	217,813	3.71%
Maximum month-end balance	53,640		156,870		287,026
Non-subordinated Corporate Bonds

Total amount outstanding at the end of the reported period	16,393	9.22%	214,694	10.75%	18,529	8.38%
Average during year (1)	14,384	9.22%	162,816	9.76%	63,200	8.37%
Maximum month-end balance	16,393		214,694		210,375
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	34,893	9.14%	5,239	2.00%	45,779	8.57%
Average during year (1)	53,410	8.67%	30,620	8.68%	47,912	8.65%
Maximum month-end balance	66,661		39,527		52,278
Other
Total amount outstanding at the end of the reported period	1,093,308	0.01%	1,409,431	0.01%	1,830,487	0.01%
Average during year (1)	743,456	0.02%	1,081,962	0.01%	1,531,053	0.01%
Maximum month-end balance	1,093,308		1,409,431		1,938,379
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	2,100	4.00%	2,273	9.75%	2,597	9.75%
Average during year (1)	9,413	4.00%	9,664	9.75%	10,644	9.75%
Maximum month-end balance	16,711		17,422		19,452
Total Short Term	1,193,843		1,789,651		2,178,188

(1)	Average balances are calculated from quarterly-end balances.

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

Figures are in thousands of pesos, except percentages.

	Remaining Maturity at December 31, 2012
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets:

Interest-bearing deposits in other banks	616,509	—	—	—	—	616,509
Government securities (2)	1,464,225	849,498	2,490	6,872	—	2,323,085
Receivables from financial leases	152,601	175,136	409	—	—	328,146
Loans to non-financial government sector(1)	49,996	536,561	—	—	—	586,557
Loans to the private and financial sector(1)	21,100,374	10,157,442	169,476	75,904	—	31,503,196

Other Assets	358,628	379,594	17,993	1,132	224,022	981,369

Total Interest-Earning Assets	23,742,333	12,098,231	190,368	83,908	224,022	36,338,862

Interest-bearing liabilities:

Checking	655,091	—	—	—	—	655,091
Savings accounts	7,214,586		—	—	—	7,214,586
Time Deposits	17,471,166	11,441	3	—	—	17,482,610
Investment Accounts	926,686	—	—	—	—	926,686
Non- subordinated Corporate Bonds	18,529	523,176	—	—	—	541,705
Subordinated corporate bonds	2,597	—	—	737,595	—	740,192
Liabilities with Central Bank	3,992	17,523	210	—	—	21,725
Liabilities with local financial institutions	45,817	36,340	2,978	—	—	85,135
Liabilities with Banks and International institutions	276,804	—	—	—	—	276,804
Other liabilities	1,976,205	3,265	83,832	—	—	2,063,302

Total Interest-Bearing Liabilities	28,591,473	591,745	87,023	737,595	—	30,007,836

Asset (Liability) Gap	(4,849,140)	11,506,486	103,345	(653,687)	224,022	6,331,026

Cumulative Asset/Liability Gap	(4,849,140)	6,657,346	6,760,691	6,107,004	6,331,026	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	(13.34)%	18.32%	18.60%	16.81%	17.42%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos

Government securities (2)	1,029,191	677,921	2,490	6,842	—	1,716,444
Receivables from financial leases	136,528	159,722	409	—	—	296,659
Loans to non financial government sector (1)	49,996	536,561	—	—	—	586,557
Loans to the private and financial sector (1)	18,764,714	10,020,233	168,724	75,904	—	29,029,575

Other Assets	338,551	143,618	—	1,132	224,022	707,323

Total Interest-Earning Assets in pesos	20,318,980	11,538,055	171,623	83,878	224,022	32,336,558

Interest-bearing liabilities in Pesos
Savings accounts	6,500,519	—	—	—	—	6,500,519
Time Deposits	15,694,122	11,214	3	—	—	15,705,339
Investment Accounts	917,810	—	—	—	—	917,810
Non-subordinated Corporate Bonds	—	—	—	—	—	—
Subordinated corporate bonds	—	—	—	—	—	—
Liabilities with Central Bank	3,992	17,523	210	—	—	21,725
Liabilities with local financial institutions	45,817	36,340	2,978	—	—	85,135
Other Liabilities	1,672,164	3,265	83,832	—	—	1,759,261

Total Interest-Bearing Liabilities in pesos	24,834,424	68,342	87,023	—	—	24,989,789

Asset (Liability) Gap	(4,515,444)	11,469,713	84,600	83,878	224,022	7,346,769

Cumulative Asset/Liability Gap	(4,515,444)	6,954,269	7,038,869	7,122,747	7,346,769
Cumulative sensitivity gap as a percentage of total interest-earning assets	(13.96)%	21.51%	21.77%	22.03%	22.72%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	without due date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in other banks	616,509	—	—	—	—	616,509
Government securities (2)	435,034	171,577	—	30	—	606,641
Receivables from financial leases	16,073	15,414	—	—	—	31,487
Loans to the private and financial sector(1)	2,335,660	137,209	752	—	—	2,473,621
Other assets	20,077	235,976	17,993	—	—	274,046

Total Interest-Earning Assets	3,423,353	560,176	18,745	30	—	4,002,304

Interest-bearing liabilities in foreign currency

Checking	655,091	—	—	—	—	655,091
Savings accounts	714,067	—	—	—	—	714,067
Time Deposits	1,777,044	227	—	—	—	1,777,271
Investment Accounts	8,876	—	—	—	—	8,876
Non-subordinated Corporate Bonds	18,529	523,176	—	—	—	541,705
Subordinated corporate bonds	2,597	—	—	737,595	—	740,192
Liabilities with Banks and International institutions	276,804	—	—	—	—	276,804
Other liabilities	304,041	—	—	—	—	304,041

Total Interest-Bearing Liabilities	3,757,049	523,403	—	737,595	—	5,018,047

Asset (Liability) Gap	(333,696)	36,773	18,745	(737,565)	—	(1,015,743)

Cumulative Asset/Liability Gap	(333,696)	(296,923)	(278,178)	(1,015,743)	(1,015,743)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(8.34)%	(7.42)%	(6.95)%	(25.38)%	(25.38)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest- earning asset.
(2)	Includes instruments issued by the Central Bank.

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

A. Operating results

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of and for the three years ended December 31, 2012, 2011 and 2010, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant aspects from U.S. GAAP. (See note 33 to our audited consolidated financial statements as of and for the three years ended December 31, 2012).

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

By means of Communication “A” 5,180, as supplemented, the Central Bank, introduced amendments to the accounting criteria of non-financial government sector securities and instruments issued by the Central Bank from March 1, 2011. As a result, certain accounts and items on the balance sheet as of December 31, 2010, as well as the certain supplementary information, were reclassified due to the application of such communication solely for comparative purposes with these financial statements.

MACROECONOMIC CONTEXT

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

As a result, during 2010 GDP had an annual growth of 9.2%. Primary expenses grew 34%. The Argentine government recorded a primary surplus of Ps. 25 billion, equivalent to 1.7% of the GDP. Inflation reached a rate of 10.9% per annum according to the INDEC, while at the same time the Argentine peso depreciated 4.7% against the U.S. dollar. See item 3.D “Risk Factors—An increase in inflation could have a material adverse effect on Argentina’s economic prospects”.

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

As a result, in 2011 GDP grew by 8.9%. Primary expenses grew 32%. The Argentine government recorded a primary surplus of Ps. 5.0 billion, equivalent to 0.3% of the GDP. Inflation reached a rate of 9.5% per annum according to the INDEC, while at the same time the Argentine peso depreciated 8% against the U.S. dollar. See item 3.D “Risk Factors—An increase in inflation could have a material adverse effect on Argentina’s economic prospects”.

During 2012, world economic growth recorded a slowdown, several eurozone countries experienced recession and various developed countries recorded moderate growth. Emerging markets suffered the impact of the slowdown in economic growth of their main trading partners and also recorded lower growth rates than expected. In Argentina, the existing international uncertainty resulted in a downturn of trade with the country’s main trading partners which coupled with the effects of a drought, caused a reduction in exports. Private sector consumption continued being the main driver of economic activity, supported by high rates of employment and increases in disposable income made possible by increases in average wages. The supply of credit also grew, partially stimulated by a set of measures designed to increase access to banking services and credit for the productive sector. The macroeconomic balance was due to a high trade surplus coupled with an expansive economic policy. The increase in the trade surplus was driven by a reduction in imports and the economic deceleration which overcompensated the decrease in exports.

In 2012 real GDP grew by 1.9%. Primary expenses grew 29% and the Argentine government recorded a primary deficit of Ps. 4.3 billion. Inflation reached a rate of 10.8% per annum according to the INDEC, while at the same time the Argentine peso depreciated 14.3% against the U.S. dollar. See item 3.D “Risk Factors—An increase in inflation could have a material adverse effect on Argentina’s economic prospects”.

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

Our loan portfolio to the private sector grew to Ps. 15,933 million as of December 31, 2010, increasing 42% compared to 2009, to Ps. 24,238 million as of December 31, 2011, increasing 52% compared to 2010 and to Ps. 31,204 million as of December 31, 2012 increasing 29% compared to 2011.

Within a context of increasing prices the Bank, as well as the financial system, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio for the last three years. During 2010, 2011 and 2012 consumer loans (personal loans and credit card loans), which are short term loans, have driven the expansion of our loan portfolio, increasing 45%, 64% and 29%, respectively.

During 2012, the Bank maintained its leading position in terms of personal loans, which increased by 20%, with a 14.4% of market share. As to its credit card products, the Bank´s portfolio increased 54% compared to 2011, accounting for 7.6% of the market. We expanded our presence in terms of target products, ranking second among private banks, with a market share of 11.3% as of November 30, 2012.

During 2012, the growth in the volume of our credit portfolio was partially funded with liquid assets. The Bank decided to reduce its position in instruments issued by the Central Bank, allocating the funds to expand its credit portfolio. Therefore, its liquidity ratio decreased from 34.7% as of December 31, 2011 to 31.7% as of December 31, 2012. Notwithstanding this reduction, the Bank’s liquidity ratio exceeds the liquidity ratio of the financial system as a whole.

In 2010 and 2011 the Bank reduced its position in government securities, recording a public sector exposure to total assets ratio (excluding LEBACS and NOBACS) of 2.5% and 2.4%, respectively. Although in 2012 our public sector exposure to total assets ratio rose slightly to 3.9%, the Bank continues to maintain a reduced exposure to government securities (excluding LEBACS and NOBACS).

Our total deposits increased by 26%, 25% and 24% as of December 31, 2010, 2011 and 2012, respectively, up to Ps. 36,189 million as of December 31, 2012.

In 2010 private sector and public sector deposits increased 21% and 44% respectively. During 2011, private sector deposits were the main source of funding increasing by 28% compared to 2010, with increase in time deposits and sight deposits. During 2012, private sector deposits were the main source of funding increasing by 19 % compared to 2011, with increase in time deposits and sight deposits. Public sector deposits increased by 43% during 2012.

The Bank was the sixth largest financial institution in terms of volume of deposits, with a 6.0 % market share as of November 30, 2012, mantaining the same ranking as the previous year.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011 AND YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,			Change December 31,
	(in thousands of pesos)
	2010	2011	2012	2012-2011	2011-2010

Financial income	3,728,438	4,698,648	6,904,370	2,205,722	970,210
Financial expenses	(1,330,170)	(1,718,721)	(2,827,590)	(1,108,869)	(388,551)
Gross intermediation margin	2,398,268	2,979,927	4,076,780	1,096,853	581,659
Provision for loan losses	(215,040)	(273,224)	(600,424)	(327,200)	(58,184)
Service charge income	1,324,541	1,969,173	2,644,731	675,558	644,632
Service charge expenses	(285,365)	(428,021)	(685,407)	(257,386)	(142,656)
Administrative expenses	(1,917,314)	(2,488,510)	(3,115,370)	(626,860)	(571,196)
Net other income (expense)	77,983	84,721	40,573	(44,148)	6,738
Minority interest	(6,868)	(10,111)	(13,790)	(3,679)	(3,243)
Net income before income tax	1,376,205	1,853,955	2,347,093	513,138	457,750
Income tax	(365,775)	(657,858)	(853,475)	(195,617)	(292,083)

Net income	1,010,430	1,176,097	1,493,618	317,521	165,667

Our consolidated net income for 2012 increased 27% or Ps. 317.5 million as compared to 2011, from Ps. 1,176.1 million in 2011 to Ps. 1,493.6 million in 2012. This increase was primarily attributable to:

•	47% increase in financial income of Ps. 2,205.7 million; and

•	34% increase in service charge income of Ps. 675.6 million

This increase was partially offset by a:

•	65% increase in financial expenses of Ps. 1,108.9 million;

•	120% increase in provision for loan losses of Ps. 327.2 million;

•	60% increase in service charge expenses of Ps. 257.4 million;

•	25% increase in administrative expenses of Ps. 626.9 million;

•	30% increase in income tax of Ps. 195.6 million; and

•	52% decrease in net other income of Ps. 44.1 million

Financial income

The components of our financial income for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)

Interest on cash and due from banks	275	179	185
Interest on loans to the financial sector	13,668	29,137	46,084
Interest on overdrafts	278,851	456,904	721,000
Interest on documents (1)	146,321	234,928	414,815
Interest on mortgage loans	112,498	158,449	198,809
Interest on pledged loans (2)	51,258	91,550	126,822
Interest on credit card loans	210,058	371,352	740,670
Interest on other loans (3)	1,538,828	2,398,336	3,537,074
Interest on other receivables from financial intermediation	966	684	1,040
Interest on financial leases	42,991	56,712	60,037
Income from government and private securities, net	988,707	493,920	361,538
Income from guaranteed loans (4)	62,053	4,918	17,017
Net income from options	616	1,077	—
CER (Indexation by benchmark stabilization coefficient) adjustment (5)	46,176	4,428	22,947
CVS (Indexation by salary variation coefficient) adjustment	688	362	512
Difference in quoted prices of gold and foreign currency	160,209	283,189	386,989
Other (6)	74,275	112,523	268,831
Total financial income	3,728,438	4,698,648	6,904,370

(1)	Includes income on factoring, check cashing advances and loans with promissory notes.
(2)	Includes primarily income on interest on loans with collateral pledge.
(3)	Includes interest on loans not classified under prior headings, including interest on personal loans.
(4)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(5)	Includes CER accrued for all the assets subject to adjustment by CER.
(6)	Mainly results from pre-financing and financing export transactions, forward foreign currency transactions and premiums on repos.

2012 and 2011 - Our financial income increased 47% or Ps. 2,205.7 million as compared to 2011, driven primarily by income derived from higher interest on loans.

Interest on loans (i.e., for all loans in the aggregate, excluding guaranteed loans) grew 54% as a result of an increase in the financial intermediation activities and the average portfolio volume (the average loan portfolio grew by 36% as compared to 2011). Additionally the average interest rate for private sector loans increased from 18.4% in 2011 to 21.0% in 2012.

The main variation of total interest on loans was from interest on other credit card loans which increased 99%, interest on documents which increased 77% and interest on overdrafts which increased 58% compared to 2011. The average volume of credit card loans increased by 80%, the average volume of documents grew by 44% and the average volume of overdrafts grew by 73% in each case as compared to 2011. Interest on other loans increased by 47% mainly by the increase in interest on personal loans.

Income from government and private securities decreased by 27% compared to 2011, mainly due to lower results from Central Bank instruments. During 2012 we have reduced our Central Bank instruments portfolio from Ps. 285.7 million as of December 31, 2011 to Ps. 125.8 million as of December 31, 2012.

Other income increased 139% or Ps. 156.3 million compared to 2011 mainly due to an increase in premiums on reverse repurchase agreements.

Income derived from differences in quoted prices of gold and foreign currency increased 37% or Ps. 103.8 million due to higher position results and the depretiation of the peso against the US dollar.

2011 and 2010 - Our financial income increased 26% or Ps. 970.2 million as compared to 2010, driven primarily by income derived from higher interest on loans.

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

The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums on forward sales of foreign exchange:

Changes in financial income

	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Due to changes in the volume of interest-earning assets	417,730	1,164,734	1,800,796
Due to changes in average nominal rates of interest-earning assets	(572,891)	(346,112)	325,686

Net change	(155,161)	818,622	2,126,482

Changes in financial income due to changes in volume

	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)

Government securities	17,666	(257,147)	41,500

Loans to private and financial sector	407,577	1,392,872	1,590,253
Loans to public sector	(5,270)	4,217	3,889
Other assets	(2,243)	24,792	165,154

Net change	417,730	1,164,734	1,800,796

Changes in financial income due to changes in nominal rates

	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Government securities	(297,253)	(231,300)	(163,684)
Loans to private and financial sector	(236,004)	(10,515)	472,687
Loans to public sector	99,691	(100,022)	39,832
Other assets	(139,325)	(4,275)	(23,149)

Net change	(572,891)	(346,112)	325,686

Financial expenses

The components of our financial expenses for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)

Interest on checking accounts	4,073	203	317
Interest on savings accounts	19,639	25,184	33,972
Interest on time deposits	954,465	1,225,052	2,167,614
Interest on interfinancing received loans (received call)	4,444	4,903	4,283
Interest on other financing from the financial institutions	6	8	12
Interest on other liabilities from financial intermediation (1)	62,889	64,752	62,529
Interest on subordinated corporate bonds	57,381	60,592	66,897
Other interest	1,961	2,679	3,033
Net loss from options	—	—	—
CER adjustment (2)	4,890	4,107	4,405
Contribution to Deposit Guarantee Fund	35,151	44,248	55,937
Other (3)	185,271	286,993	428,591
Total financial expenses	1,330,170	1,718,721	2,827,590

(1)	Includes lines of credit from other banks, repurchase agreements and Central Bank borrowings.
(2)	Includes CER accrued for all the liabilities subject to CER adjustments.
(3)	Mainly resulting from turnover tax.

2012 and 2011 - Financial expenses increased 65% or Ps. 1,108.9 million as compared to 2011.

This increase was mainly explained by a growth in interest expenses related to deposits (including checking accounts, savings accounts and time deposits), which increased by 76% due to an increase in the average volume of interest bearing deposits by 27% (from Ps. 19.6 billion in 2011 to Ps. 24.8 billion in 2012) and the increase in the average interest rate of time deposits (from 9.5% in 2011 to 12.8 % in 2012).

During 2012, other expenses increased by 49% compared to 2011, mainly due to an increase in turnover tax as a result of our higher computable financial income and, to a lesser extent, to an increase in tax rates in certain provinces in which we operate.

2011 and 2010 - Financial expenses increased 29% or Ps. 388.6 million as compared to 2010.

This increase was mainly explained by a growth in interest expenses related to deposits (including checking accounts, savings accounts and time deposits), which increased by 28% due to an increase in the average volume of deposits (from Ps. 21.3 billion in 2010 to Ps. 26.9 billion in 2011).

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

The following tables set forth the changes in financial expense due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Deposit Guarantee Fund, mandatory contributions and taxes on interest income:

Changes in financial expense

	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	154,225	224,508	647,538
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	(370,221)	55,875	303,007
Net change	(215,996)	280,383	950,545

Changes in financial expense due to changes in volume

	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Deposits	156,739	213,838	653,044
Borrowings from Central Bank and other financial institutions	(1,644)	5,532	1,155
Corporate Bonds	(870)	5,138	(2,077)

Net change	154,225	224,508	647,538

Changes in financial expense due to changes in nominal rates

	December 31 2010 vs. December 31 2009	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of pesos)
Deposits	(358,243)	59,063	297,624
Borrowings from Central Bank and other financial institutions	(8,946)	(3,230)	5,097
Corporate Bonds	(121)	42	286
Other liabilities	(2,911)	—

Net change	(370,221)	55,875	303,007

Provision for loan losses

2012 and 2011 – Provision for loan losses increased 120% or Ps. 327.2 million in 2012.

This variation was the result of the increase in lending activities as compared to 2011 (lending activity increased 28% during 2012), a slight decrease in the quality of our loan portfolio and an increase in additional allowances to those required by the Central Bank Rules (Ps. 79.6 millions).

2011 and 2010 – Provision for loan losses increased 27% or Ps.58.2 million in 2011.

This variation was the result of the increasing growth in lending activity as compared to 2010 (lending activity increased 51% during 2011) as a consequence of the recovery of the economic activity which was partially offset by a decrease in the provisions we created in addition to those required by the Central Bank Rules (from Ps. 65 million in 2010 to Ps. 48.8 million in 2011).

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)

Service charges on deposit accounts	816,100	1,169,977	1,571,838
Debit and credit card income	222,537	370,007	544,815
Other fees related to foreign trade	28,358	35,235	38,660
Credit-related fees	96,574	124,059	141,048
Capital markets and securities activities	2,079	1,754	2,415
Lease of safe-deposit boxes	32,053	49,591	64,621
Fees related to guarantees	647	2,895	1,003
Other (1)	126,193	215,655	280,331

Total service charge income	1,324,541	1,969,173	2,644,731

(1)	Includes insurance income and revenue from joint ventures.

2012 and 2011 - Service charge income increased 34% or Ps. 675.6 million in 2012 compared to 2011, mainly due to higher fees charged on deposits accounts (34%), debit and credit card fee income (47%) and other fees (30%).

Income-increase derived from service charge on deposit accounts was driven by the growth in the number of deposit accounts (13%) and an increase in the amount of fees charged over such accounts. Fees charged for maintenance of deposit accounts increased 28% on average in 2012, as compared to 2011.

The increase in debit and credit card income was mainly due to the growth in the average stock of credit cards issued in 2012 (15% as compared to the average in 2011) and the increase in average administrative fees charged on those products (43% as compared to the average in 2011).

2011 and 2010 - Service charge income increased 49% or Ps. 644.6 million in 2011 compared to 2010, mainly due to higher fees charged on deposits accounts (43%), debit and credit card fee income (66%), credit related fees (28%) and other fees (71%).

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

Service charge expenses

2012 and 2011 - In 2012 service charge expenses increased 60% or Ps. 257.4 million as compared to 2011. This increase was mainly due to an increase in credit card refunds as a result of more aggressive marketing campaigns for our credit card products as part of our strategy to strengthen our credit card market share.

2011 and 2010 - In 2011 service charge expenses increased 50% or Ps. 142.7 million as compared to 2010.

This increase was mainly due to an increase in credit card refunds as a result of more aggressive marketing campaigns by offering discounts on credit card purchases.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2010, 2011 and 2012 are reflected in the following table:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of pesos)

Personnel expenses	1,112,427	1,485,554	1,844,336
Directors and statutory auditors fees	59,391	59,773	75,005
Other professional fees	81,169	90,425	109,906
Advertising and publicity	63,437	75,925	92,526
Taxes	102,547	131,816	169,291
Depreciation of equipment	58,285	72,972	85,037

Amortization of organization costs	43,273	59,213	72,721
Maintenance, conservation and repair expenses	78,032	97,738	127,856
Security services	61,102	89,563	127,954
Electric power and communications	48,529	59,968	84,561
Lease payments	40,526	51,364	58,894
Insurance	9,902	12,174	14,647
Stationery and office supplies	10,339	13,183	15,840
Other	148,355	188,842	236,796
Total administrative expenses	1,917,314	2,488,510	3,115,370

2012 and 2011 - Administrative expenses increased 25% or Ps. 626.9 million in 2012.

This increase was mainly due to a 24% increase in personnel expenses as a result of a salary increase of 24.5% agreed with the labor unions in May 2012. The remaining administrative expenses increased in total by 27% in 2012, in line with price increases recorded in the Argentine economy during 2012.

2011 and 2010 - Administrative expenses increased 30% or Ps. 571.2 million in 2011.

This increase was mainly due to a 33% increase in personnel expenses as a result of a salary increase of 29% agreed with the labor unions in May 2011 and an increase in total employees to 8,459 in 2011 from 8,209 in 2010. The remaining administrative expenses increased in total by 23% in average for 2011, in line with the increase in prices recorded in the Argentine economy for 2011.

Net other income (expense)

2012 and 2011. In 2012 net other income totalled Ps. 40.6 million, decreasing 52% compared to 2011. Other expense increased by 47% or Ps. 50.3 million compared to 2011 mainly attribute to the full amortization, which amounted to Ps.45 million, of our entire balance of differences due to court orders (“amparos”) initiated in conection with the Public Emergency Law.

2011 and 2010. In 2011 net other income was Ps. 84.7 million increasing 9% compared to 2010. Other income increased by 14% or Ps. 23 million compared to 2009.

Income tax

2012 and 2011. In 2012 income tax expenses increased 30% to Ps. 853.5 million compared to Ps. 657.9 million in 2011. This increase was due to the increase in taxable revenues. The tax effective rate was 36% for the fiscal year 2012.

2011 and 2010. In 2011, income tax expenses increased 80% to Ps. 657.9 million compared to Ps. 365.8 million in 2010.

This increase was due to higher tax revenues and adjustments arising from the application of specific tax rules, including, without limitation, those on uncollectible tax debts. The tax effective rate was 36% for the fiscal year 2011.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 36,188.7 million as of December 31 2012, Ps. 29,167.1 million as of December 31, 2011 and Ps. 23,407.4 million as of December 31, 2010. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 23% of the Bank´s total deposits as of December 31, 2012 derives from the non-financial government sector, in particular as a consequence of the Bank´s role as financial agent of several provinces and time deposits made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad). This is an important source of low-cost funding.

Total deposits, which grew 24 % in 2012 compared to 2011, representing 86 % of our total liabilities as of December 31, 2012. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

During 2012 the liquidity ratio decreased from 34.7% as of December 31, 2011 to 31.7% as of December 31, 2012 due to the growth in the volume of our credit portfolio was partially funded with liquid assets. Notwithstanding this reduction, the Bank’s liquidity ratio exceeds the liquidity ratio of the financial system as a whole.

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

During 2012 Banco Macro repaid upon maturity all of the outstanding Argentine Peso-Linked 10.75% Notes Due 2012 for an amount of Ps. 197.1 million.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2012, we had excess capital of Ps. 2,066.8 million. The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 17 “Risk management policies” to our audited consolidated financial statements for the year ended December 31, 2012. Additionally for further information regarding our restricted assets, assets in custody and trust agreements please see notes 7 “Restricted and pledged assets,” 11 “Items in custody” and 13 “Trust agreements” to our audited consolidated financial statements for the year ended December 31, 2012.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

	As of December 31,
	2010	2011	2012
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital:

Allocated to assets at risk	1,261,695	1,989,061	2,446,593
Allocated to Bank premises and equipment, intangible assets and equity investment assets	122,669	136,492	176,186
Market risk	55,857	26,674	36,136
Operational risk			693,492
Interest rate risk	283,150	656,798	806,636
Government sector and securities in investment account	38,476	39,854	55,332
Required minimum capital under Central Bank Rules	1,761,847	2,848,879	4,214,375
Basic net worth	3,621,564	4,029,448	5,201,562
Complementary net worth	959,851	1,135,109	1,447,377
Deductions	(257,277)	(283,049)	(367,736)
Total capital under Central Bank Rules	4,324,138	4,881,508	6,281,203
Excess capital	2,562,291	2,032,629	2,066,828

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	24.74%	18.26%	19.01%
Average shareholders’ equity as a percentage of average total assets	13.30%	12.56%	12.22%

Total liabilities as a multiple of total shareholders’ equity	7.07x	7.78x	6.80x
Cash as a percentage of total deposits	22.22%	21.16%	27.76%
Liquid assets as a percentage of total deposits (1)	50.96%	34.74%	31.74%
Loans as a percentage of total assets	47.46%	58.68%	64.50%

(1)	Liquid assets include cash, cash collateral, repos, LEBACs and NOBACs (considering cash equivalents under Central Bank Rules) and interfinancing loans.

We believe that our capital resources are sufficient for our present requirements on an individual and a consolidated basis.

Funding

Our principal source of funding are deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2010, 2011 and 2012.

	As of December 31
	2010	2011	2012
	(in thousands of pesos)
Deposits
From the non-financial government sector	5,216,109	5,836,211	8,318,383
From the financial sector	15,776	17,731	24,222
From the non-financial private sector and foreign residents
Checking accounts	4,178,758	4,911,863	6,716,911
Savings accounts	4,526,697	6,175,482	6,467,168
Time deposits	8,714,101	11,433,220	13,596,225
Investment accounts (1)	178,010	44,512	149,325
Other (2)	518,807	618,491	737,870
Accrued interest, adjustments, foreign exchange and quoted price differences payable	59,135	129,568	178,568
Borrowing from Central Bank and financial institutions
Central Bank	1,877	9,155	21,725
Banks and international institutions	45,697	155,583	276,804
Financing received from Argentine financial institutions	76,870	44,751	85,135
Other	1,173,873	1,493,283	1,917,546
Minority interest in subsidiaries	27,499	37,584	51,355
Non-subordinated Corporate Bonds	636,464	672,532	541,705
Subordinated Corporate Bonds	598,470	647,753	740,192
Shareholders’ equity	4,152,842	4,719,552	6,199,095
Total funding	30,120,985	36,947,271	46,022,229

(1)	Time deposit payable at the option of the depositor.
(2)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See Note 33 to our audited consolidated financial statements as of and for the three years ended December 31, 2012 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our financial statements requires management to make estimates and assumptions of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding our financial position.

Critical accounting policies are those accounting policies that require management to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made and such estimates reasonably could have a material impact on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in Note 4 to our audited consolidated financial statements as of the year ended December 31, 2012.

Allowance for loan losses

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Pursuant to Central Bank Rules, a bank must classify its loan portfolio into two categories: consumer and commercial portfolio. Under each of these categories, customers are included within one of six sub-categories depending on the credit quality and the fulfillment of its obligations. A minimum allowance for loan losses is required to be established primarily based upon this classification and these guarantees and collateral supporting the transactions.

Determining the loan loss reserve requires significant management judgments and estimates. According to Central Bank Rules, for consumer portfolio, management must classify each customer based primarily on delinquency aging with the Bank and the financial system. For commercial portfolio, management must analyze the borrowers’ operating and payment history, ability to service its debt, its internal information and control systems and the risk of the sector in which it operates.

In addition, Central Bank Rules allows the Bank to establish additional allowances for loan losses and changes loan classification, as the case may be, based on management’s risk management policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2012, 2011 and 2010 after evaluating the risk of our loan portfolio. Our management determines increase or decrease in allowances based on repayment estimates. As we are all aware, the world’s economy is sustaining a highly virulent crisis that affecting, to lesser or larger extent, the levels of economy activity and employment and dragging down foreign trade. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment value.

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

To calculate the allowance required for smaller-balance impaired loans and other groups of loans that have not yet been individually identified as impaired or measured in the group mention before, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

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

For purposes of U.S. GAAP reporting, we apply FASB ASC 740 “Income Tax”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires to record an allowance for deferred tax assets to the extent that it is more likely than not that deferred tax assets will be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies.

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2012, 2011 and 2010.

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

Fair Value of financial instruments

Under US GAAP, a portion of our assets and liabilities are measured at fair value, including Government and private securities (debt instruments issued by Argentine government and the Central Bank, shares, securities in financial trusts and corporate bonds), other receivables from financial intermediation (mutual funds), forward transaction pending settlement and derivative instruments.

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

When observable quoted prices are not available, fair value is based upon internally developed valuation techniques that use, quoted prices for similar assets or liabilities in active markets. Financial instruments valued at this manner are classified within Level 2 of the fair value hierarchy. We used the followings methods:

a) For unlisted government and private securities: yield curve based on observable inputs taking similar instruments and the less active market approach for identical instruments traded in the market that will have a “less active market”.

b) For corporate bonds: discounted cash flow.

For instruments classified in Levels 1 and 2, where inputs are principally based on observable market data, there is less judgment applied in arriving at the fair value measurement.

For assets and liabilities that do not have similar or identical instruments traded in the market we used an internally development model to measure significant instruments. Those instruments would be classified as Level 3 of the fair value hierarchy, which requires significant management judgment or estimation. In arriving at an estimate valuation policies and procedures for Level 3 instruments (in the case of the Bank mainly debt securities and derivative instruments) are under the direction of the accounting and financial management. The management is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

An income approach is used in this level for estimates fair value. We use discounted cash flow methodologies, such as discount interest rate and projected exchange rate.

Our management believes its valuation methods are appropriate and consistent with other market participants, however, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate or fair value at different reporting dates.

C. Research and Development, Patents and Licenses, Etc.

We incur research and development expenses in connection with information technology projects. The amount spent during each of the last three years was not material. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. See “Item 4. Information on the Bank—Business Overview—Technology”.

D. Trend Information

We believe that the following trends in the international context, the Argentine economy, the banking sector and our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the economic growth in Argentine economy and the corresponding growth of the market for long-term private sector lending.

International context

The world economic activity suffered a slowdown during the last recent years; however, it continues recovering and growth is expected to be stimulated by emerging economies, as well as also by the recovery of the United States and European Union economies. Nevertheless, the relevant macroeconomic imbalances experienced by some European countries might affect the sustainability of this trend in the medium term. The principal risks would be associated to unemployment and the deterioration of developed countries’ public finances, deepened by the anti-cyclical measures adopted during the crisis.

In a general context of economic performance improvement, Latin American financial systems continued showing strengths, although it is expected that financial intermediation will gain dynamism maintaining a spectrum of narrowed risks.

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

During 2012, the existing international uncertainty resulted in a downturn of Argentine´s trade with the country’s main trading partners which coupled with the effects of a drought, caused a reduction in exports. In 2012, Argentine economy experienced an important volatility, including some low or negative growth periods and high inflation levels, although it grew by 1.9% in real terms in 2012.

The expected economic growth for 2013 would be supported by:

•	Consumer spending: consumption has strongly recovered in 2010, 2011 and 2012. In addition, consumers see our products (personal and credit card loans) as a way of hedging against inflation.

•	Export levels: while a slowdown in export volumes is expected, the trade balance shall remain positive.

•	Commodity prices: the dynamism of the Argentine economy will remain linked to developments affecting the international market prices of commodities (especially soy).

Private sector lending

As a consequence of the 2008 global financial crisis and its impact in the local economy, the activity of financial intermediation diminished its pace of growth. During 2008 and 2009 loan growth decelerated.

The extension of credits to the private sector in Argentina has recovered since 2010. During the last three years, loans to the private sector grew 37% in 2010, 46% in 2011 and 32% in 2012 for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps.15,933 million (42%) in 2010, to Ps. 24,238 million (52%) in 2011 and to Ps. 31,204 (29%) in 2012.

We see the following trends in this important area of our business:

•

Low cost of funds; high levels of liquidity. As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen our gross intermediation margin widened as our private sector lending has increased.

•

Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2012 was concentrated in short-term products. For example, the ratio of consumer loans, overdrafts and documents to GDP increased from 3% in June 2003 to 14% as of December 31, 2012 while long-term loans represented by mortgages and pledged loans maintained a level of 3% of GDP during the same period.

•

Stable intermediation spread. Based on the low banking penetration in Argentina, we believe that the expected loan growth mix, with a larger participation of consumer loans compared to commercial loans, will improve spreads. However, price competition could offset this effect and intermediation spreads might remain stable.

Lending portfolio credit quality

Our level of non-performing lending decreased to 2.1% and 1.5% as of December 31, 2010 and 2011 respectively. In 2012, our level of non-performing lending increased to 1.8% as a consequence of a slowdown in the economic activity. These figures reflect the similar level and evolution registered by the financial system as a whole.

The table below reflects the portfolio credit quality of the Bank and the financial system for 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012 (3)

Banco Macro
Allowances/lending (1)	3.1%	2.4%	2.7%
Non-performing lending ratio (2)	2.1%	1.5%	1.8%

Financial System
Allowances/lending (1)	2.4%	2.0%	2.1	%(3)
Non-performing lending ratio (2)	1.7%	1.2%	1.5	%(3)

Source: Central Bank

(1)	Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).
(2)	Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.
(3)	Last available data as of November 30, 2012.

During 2010, 2011 and 2012, we created additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s policies. As a result, the Bank’s coverage level reached 154.5% of the non-performing lending portfolio as of December 31, 2012.

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

Commercial and balance sheet strategies

We have the most extensive branch network among private-sector banks in Argentina, with 93% of our branches located outside of the City of Buenos Aires. Our extended presence in Argentine regional economies and sectors that have benefited from Argentina’s economic recovery grant us a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provide us with a source of growth and low cost in our deposit base.

We will continue with the diversification strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. We also intend to stress our assistance to small- and medium-sized enterprises, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, a complete range of corporate financial services will be offered, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of its customers.

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

For additional information of financial instruments with off-balance sheet risk see note 31 to our audited consolidated financial statements for the year ended December 31, 2012.

F. Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of pesos)
Contractual obligations
Central Bank	21,725	3,992	17,523	—	210
Banks and international institutions	276,804	276,804	—	—	—
Non-Subordinated Corporate Bonds	541,705	18,529	—	523,176	—
Financing received from Argentine financial institutions	85,135	45,817	17,872	18,468	2,978
Other	1,917,546	1,830,449	3,265	—	83,832
Operating leases	127,007	48,274	57,315	14,749	6,669
Subordinated corporate bonds	740,192	2,597	—	—	737,595
Total contractual obligations	3,710,114	2,226,462	95,975	556,393	831,284

Commercial commitments
Lines of credit	77,203	77,203	—	—	—
Guarantees	282,901	41,331	134,172	20,293	87,105
Standby letters of credit	39,902	39,902	—	—	—
Total commercial commitments	400,006	158,436	134,172	20,293	87,105

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our Board of Directors, which is currently comprised of 13 members and 5 alternate members. On April 16, 2012, our shareholders approved the proposal of the Board of Directors and amended our bylaws increasing the size of our Board from 12 to 13 members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than thirteen directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of the Board of Directors as of December 31, 2012:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	60	2002	2014
Delfín Jorge Ezequiel Carballo(1)	Vice Chairman	60	2002	2014
Jorge Pablo Brito	Director	33	2002	2014
Marcos Brito	Director	30	2007	2014
Pablo Julio López (2)(3)	Director	35	2012	2014
Juan Pablo Brito Devoto	Director	52	2002	2013
Luis Carlos Cerolini	Director	58	2002	2013
Carlos Enrique Videla	Director	67	2002	2012
Alejandro Macfarlane	Director	47	2005	2012
Guillermo Eduardo Stanley	Director	64	2006	2012
Constanza Brito	Director	31	2007	2012
Rafael Magnanini (3)	Director	53	2010	2012
Roberto José Feletti (2)(3)	Director	54	2011	2013
Santiago Brito (3)	Alternate director	25	2012	2014
Santiago Horacio Seeber (3)	Alternate director	35	2012	2014
Ernesto Eduardo Medina	Alternate director	45	2002	2014
Chrystian Colombo (3)	Alternate director	60	2012	2014
María Belén Franchini (2)(3)	Alternate director	37	2012	2014

(1)	Mr. Carballo is on leave of absence since November 7, 2011.
(2)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.
(3)	Pending Central Bank approval.

On April 11, 2013, the Ordinary Shareholders’ Meeting of the Bank approved the appointment of 5 of the 13 members of the Board. As result, it is composed as follows:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	60	2002	2014
Delfín Jorge Ezequiel Carballo(1)	Vice Chairman	60	2002	2014
Jorge Pablo Brito	Director	33	2002	2014
Marcos Brito	Director	30	2007	2014
Pablo Julio López (2)(3)	Director	35	2012	2014
Juan Pablo Brito Devoto	Director	53	2002	2013
Luis Carlos Cerolini	Director	59	2002	2013
Roberto José Feletti (2)(3)	Director	54	2011	2013
Carlos Enrique Videla	Director	68	2002	2015
Alejandro Macfarlane	Director	47	2005	2015
Guillermo Eduardo Stanley	Director	64	2006	2015
Constanza Brito	Director	31	2007	2015
Emmanuel Antonio Alvarez Agis (2)(3)	Director	32	2013	2015
Santiago Brito (3)	Alternate director	25	2012	2014
Santiago Horacio Seeber (3)	Alternate director	36	2012	2014
Ernesto Eduardo Medina	Alternate director	46	2002	2014
Chrystian Colombo (3)	Alternate director	60	2012	2014
María Belén Franchini (2)(3)	Alternate director	37	2012	2014

(1)	Mr. Carballo is on leave of absence since November 7, 2011.
(2)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.
(3)	Pending Central Bank approval.

The following family relationships exist within the Board of Directors: (i) Chairman Jorge Horacio Brito and Vice Chairman Delfín Jorge Ezequiel Carballo are brothers-in-law; (ii) Jorge Pablo Brito, Marcos Brito and Santiago Brito are the sons of Chairman Jorge Horacio Brito and the nephews of Vice Chairman Delfín Jorge Ezequiel Carballo; (iii) Constanza Brito is the daughter of Chairman Jorge Horacio Brito and the niece of Vice Chairman Delfín Jorge Ezequiel Carballo; (iv) Chairman Jorge Horacio Brito and Director Juan Pablo Brito Devoto are cousins; (v) Jorge Pablo Brito, Marcos Brito, Constanza Brito and Santiago Brito are siblings.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented and reports to our chief executive officer and our chief financial officer. In addition, we have the following committees comprised of different directors and senior management: executive committee, internal audit committee, systems committee, senior credit committee, assets and liabilities committee, anti-money laundering committee, senior legal recovery committee, risk management committee, ethic performance and compliance committee, nominating and corporate governance committee and incentives committee.

The following table sets forth certain relevant information of our executive officers and our senior management, as of December 31, 2012:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	60	2002
Jorge Pablo Brito	Chief Financial Officer	33	2006
Juan Pablo Brito Devoto	Chief Accounting Officer	52	2002
Constanza Brito	Human resources and organization and process department Director	31	2005
Ernesto Eduardo Medina	Deputy general manager	45	2007
Guillermo Goldberg	Deputy general manager	55	2007
Jorge Francisco Scarinci	Financial and investor relations manager	42	2006
Ana María Magdalena Marcet	Credit risk manager	51	2002

Miguel Leon Gurfinkiel	Government portfolio manager	62	2006
Horacio Ricardo Sistac	Corporate banking manager	56	2005

Francisco Muro	Retail banking manager	39	2008

Brian Anthony	Distribution and sales manager	39	2005

Claudia Cueto	Systems manager	52	2010

Eduardo Roque Covello	Operations manager	55	2004

Gerardo Adrián Alvarez	Administration manager	43	2010
Daniel Hugo Violatti	Accountancy and tax manager	50	2003
Leonardo Leonardis	Organization and processes manager (in charge)	45	2012
Marcelo de la Llave	Security manager (in charge)	49	2012
Carmen Esther Estévez	Internal audit manager	55	2002

María Milagro Medrano	Institutional relations manager	36	2002

Alberto Figueroa	Management control and compliance manager	52	2009
Ernesto López	Legal manager	40	2008
Sebastian Palla	Investment banking manager	38	2010

Set forth below are brief biographical descriptions of the current members of our Board of Directors and our senior management as of the most recent practicable date. The business address of each of our current directors and management is Sarmiento 447, Buenos Aires, Argentina.

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our Board of Directors, our Chief Executive Officer and a member of our executive committee and senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the Board of Directors of Banco del Tucumán S.A. Inversora Juramento S.A. and Banco Privado de Inversiones S.A.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He is the vice-chairman of our Board of Directors (on leave of absence since November 7, 2011) and was our Chief Financial Officer until April 16, 2012. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He has been with our bank since June 1988. Mr. Carballo also serves as vice-chairman (on leave of absence) of the Board of Directors of Banco del Tucumán S.A., Macro Securities S.A. Sociedad de Bolsa and Banco Privado de Inversiones S.A.

Jorge Pablo Brito was born on June 29, 1979. He is a member of our Board of Directors and our Chief Financial Officer since April 16, 2012. He is the coordinator of our executive committee and also is a member of our senior credit committee, our systems committee, our assets and liabilities committee, our risk management committee, our ethic performance and compliance committee, our nominating and corporate governance committee, our senior legal recovery committee and our incentives committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the Board of Directors of Macro Warrants S.A., Macro Securities S.A. Sociedad de Bolsa and Coy Aike S.A., as vice-chairman of the Board of Directors of Inversora Juramento S.A., Genneia S.A. and Agrobricer S.A., as director of Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and Macro Bank Limited. On April 16, 2012, Mr. Jorge Pablo Brito has been appointed as our Chief Financial Officer.

Constanza Brito was born on October 2, 1981. She is a member of our Board of Directors and she is in charge of Human Resources and Organization and Processes Department. She is a member of our systems committee, our internal audit committee, our risk management committee, our ethic performance and compliance committee, our nominating and corporate governance committee and our incentives committee. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005. Ms. Brito also serves as director of Banco Privado de Inversiones S.A. and alternate director of Banco del Tucumán S.A.

Marcos Brito was born on October 5, 1982. He holds an economics degree from the University Torcuato Di Tella. He is a member of our Board of Directors and a member of our executive committee, our senior credit committee, our assets and liabilities committee and our senior legal recovery committee. Mr. Brito also serves as director of Inversora Juramento S.A. and Banco Privado de Inversiones S.A. and as alternate director of Genneia S.A.

Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our Board of Directors, our Chief Accounting Officer and a member of our internal audit committee, our systems committee and our anti-money laundering committee. Mr. Brito Devoto holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. He has been with our bank since June 1988. Mr. Brito Devoto serves as a chairman of the Board of Directors of Macro Bank, and Macro Fiducia S.A., as director of Banco Privado de Inversiones S.A. and Macro Securities S.A. Sociedad de Bolsa, and as alternate director of Banco del Tucumán S.A.

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

Guillermo Eduardo Stanley was born on April 27, 1948. He is a member of our Board of Directors, our audit committee, our anti-money laundering committee, our ethic performance and compliance committee and our internal audit committee. He has worked for the Bank since May 2005 and he has been a member of our Board of Directors since May 2006. Mr. Stanley holds a degree in finances from the Universidad Argentina de la Empresa (UADE). He is an independent member of our audit committee. He also serves as director of Havanna S.A.

Emmanuel Antonio Alvarez Agis was born in May 9, 1981. His appointment has yet to be approved by the Central Bank. He holds an economics degree and a masters degree from the University of Buenos Aires. He serves as Undersecretary of Macroeconomic Planning of the Ministry of Economy and Public Finances of the Republic of Argentina. He also serves as director of Pampa Energía S.A., Edenor S.A. and Transener S.A.

Roberto José Feletti was born on October 22, 1958. His appointment has yet to be approved by the Central Bank. He was appointed as a member of our Board of Directors on April 26, 2011. Mr Feletti holds an accounting degree and a master degree in financial administration from the School of Economics of the University of Buenos Aires in Argentina.

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

Santiago Brito was born on November 6, 1987. His appointment has yet to be approved by the Central Bank. He is an alternate member of our Board of Directors. Mr. Brito has been with us since March 2006. He serves as alternate director of Inversora Juramento S.A.

Pablo Julio López was born on November 5, 1977. He is a member of our Board of Directors since April 16, 2012. His appointment has yet to be approved by the Central Bank. Mr. López holds a degree in economics from the school of Economics of the University of Buenos Aires and a Masters degree in Economic History and Economic Policies from the school of Economics of the University of Buenos Aires. He serves as Director in charge of the Macroeconomic Policy Office of the Ministry of Economy and Public Finances of the Republic of Argentina.

Santiago Horacio Seeber was born on March 27, 1977. His appointment has yet to be approved by the Central Bank. He is an alternate member of our Board of Directors. Mr. Seeber has been with us since November 2002. He also serves as vice-chairman of the Board of Directors of Anglia Sociedad Anónima, Financiera, de Mandatos y Servicios, director of Inversora Juramento S.A. and alternate director of Prosopis .S.A, Tunas del Chaco S.A. and Emporio del Chaco S.A.

Chrystian Gabriel Colombo was born on November 11, 1952. His appointment has yet to be approved by the Central Bank. He is an alternate member of our Board of Directors. Mr. Colombo holds a degree in economics from the school of Economics of the Catholic

University of Argentina. He also serves as a chairman of Board of Directors of Desarrollo y Gestión S.A., Desarrollo Alpha S.A. Desarrollo Gamma S.A., Desarrollo Epsilon S.A., Las Dos Chozas S.A. and as a vice-chairman of the Board of Directors of Havanna S.A. and as a director of Paiguen S.A. and as alternate director of Impresora Contable S.A.

María Belén Franchini was born on December 30,1975. Her appointment has yet to be approved by the Central Bank. She is an alternate member of our Board of Directors. Ms. Franchini holds a law degree from the Law School of the University of Buenos Aires and has a post-graduate degree from UNESCO in “Culture of Peace and Human Rights” from the Autonumous University of Barcelona. Ms. Franchini also serves as legal director of the ANSES and director of Transportadora de Gas del Sur S.A.

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

Claudia Cueto was born on March 22, 1960. She is our systems manager and a member of our systems committee. She holds a systems degree from Universidad Argentina de la empresa (UADE) . She has been with us since August 2008.

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

Leonardo Gabriel Leonardis was born on May 12, 1967. He is in charge of our organization and processes management. He has been with us since July 1987.

Marcelo Amilcar de la Llave was born on April 21, 1963. He is our security manager (in charge). Mr. De la Llave holds a degree in Criminal and Social Sciences from the University of the Argentine Federal Police. He has been with us since January 2006.

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

Alberto Figueroa was born on September 1, 1960. He is our management control and compliance manager. He is a member of our risk management committee, our ethic performance and compliance committee and our anti-money laundering committee. He holds a public accounting degree from de University of Buenos Aires. He has been with us since March 2007.

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

The aggregate amount of compensation paid by Banco Macro and their subsidiaries to all of their directors, alternate directors and members of supervisory committe for the fiscal year 2012 was Ps. 75.0 million. The aggregate amount of compensation paid by Banco Macro to its senior management during 2012 was Ps. 21.7 million, including salaries and bonuses. This amount also includes compensation accrued during 2011 and paid in 2012.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices

Corporate Governance

As a listed company on the NYSE, we are required under the rules governing listed companies to (i) comply with SEC’s requirements concerning audit committee, (ii) submit an annual written affirmation to the NYSE and interim written affirmations if applicable, (iii) disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards, and (iv) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.ri-macro.com.ar For further information see item 16.G.

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

Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Roberto José Feletti, Pablo Julio López, Chrystian Gabriel Colombo, Emmanuel Antonio Alvarez Agis and María Belén Franchini qualified as independent members of the Board of Directors under these criteria.

Additionally, the Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires (Buenos Aires Professional Council of Economic Sciences or “CPCE” for its acronym in Spanish language) also established certain requirements regarding the independence of public accountants which act as members of the Supervisory Committee. Pursuant to regulations issued by the CPCE, syndics must be independent from the company they are auditing. A syndic will not be independent if: (i) it is the owner, partner, director, administrador, manager or employee of the company or economically related entities; (ii) it is the spouse or relative (colateral until fourth grade), or relatives by affinity until second grade, of one of the owners, partners, directors, administradors or managers; (iii) it is a shareholder, debtor, creditor or guarantor of the company or economically related entities, representing a significant amount if compared with its own wealth or the company’s net equity; (iv) it posses a significant amount of interest in the company or economically related entities (or if it has had such interest during the period to be audited); (v) if the remuneration depends on or is contigent with the conclusions or results of its auditing work; (vi) if the remuneration agreed depends on the result of the operations of the company.

Alejandro Almarza, Alejandro Carlos Piazza, Vivian Haydee Stenghele, Carlos Javier Piazza, Leonardo Pablo Cortigiani and Javier Rodrigo Siñeriz qualified as independent members of our Supervisory Committee under these criteria.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2012:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	54	2012	April 2013
Alejandro Carlos Piazza	Syndic	58	2012	April 2013
Vivian Haydee Stenghele (1)	Syndic	43	2012	April 2013
Carlos Javier Piazza	Alternate syndic	54	2012	April 2013
Leonardo Pablo Cortigiani	Alternate syndic	44	2012	April 2013
Javier Rodrigo Siñeriz (1)	Alternate syndic	42	2012	April 2013

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association - Quorum and voting requirements” for a description of cumulative voting.

The following table sets forth certain relevant information of the members of our supervisory committee elected by the Ordinary shareholders’ meeting held on April 11, 2013:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	55	2013	April 2014
Carlos Javier Piazza	Syndic	54	2013	April 2014
Vivian Haydee Stenghele (1)	Syndic	43	2013	April 2014
Alejandro Carlos Piazza	Alternate syndic	58	2013	April 2014
Leonardo Pablo Cortigiani	Alternate syndic	44	2013	April 2014
Javier Rodrigo Siñeriz (1)	Alternate syndic	42	2013	April 2014

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association - Quorum and voting requirements” for a description of cumulative voting.

Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A., Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Warrants S.A., Seguro de Depósitos S.A. and Aseguradores Argentinos Cía. de Reaseguros S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza is a syndic on our supervisory committee. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Warrants S.A. and served as alternate syndic of Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Banco Privado de Inversiones S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Vivian Haydee Stenghele is a syndic on our supervisory committee. Ms. Stenghele holds an accounting degree from the University of Buenos Aires in Argentina. Ms. Stenghele also serves as syndic of Nucleoeléctrica Argentina S.A. and Nación Factoring S.A. and as alternate syndic of S.A. San Miguel, Consultatio S.A. and Tandanor S.A. Ms. Stenghele is a member of the Accountants Professional Association of the City of Buenos Aires.

Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Warrants S.A., CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A., Banco del Tucumán S.A., Banco Privado de Inversiones S.A .and Aseguradores Argentinos Cía.de Reaseguros S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani is an alternate syndic on our supervisory committee. Mr. Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as syndic of Macro Fiducia S.A., Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities Sociedad de Bolsa S.A. and Banco Privado de Inversiones S.A. and serves as alternate syndic of Macro Warrants S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Javier Rodrigo Siñeriz is an alternate syndic on our supervisory committee. Mr. Siñeriz holds a law degree from the Law School of the Catholic University of Argentina. Mr. Siñeriz also holds a master degree in law and juricature from the Austral University, a master degree in Govermental law from the School of Lawyers of the Government and a specialization in fiscal law from the Litoral National University. He is also a certified financial advisor from the Spaniard Institute of Financial Advisors (Instituto Español de Asesores Financieros). Mr. Siñeriz also serves as syndic of Pellegrini S.A. Gerente de Fondos Comúnes de Inversión, and SA San Miguel AGICI y F and as an alternate syndic of Nación Leasing S.A., Nación Servicios S.A., Energía Argentina S.A., Fábrica Argentina de Aviones Brig. San Martín S.A., Líneas Aéreas Federales S.A., Sociedad Operadora Ferroviaria S.E. and Tandanor SACIyN.

Audit Committee

Our audit committee is comprised of three directors, all of which have independent status according to CNV, and one alternate director, who is also independent. The Argentine independence standards under the rules of the CNV differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards. See item 16.G “Corporate Governance”.

The audit committee is responsible for the fulfillment of the duties within its powers, as set forth under the Capital Markets Law, including, among others, the following: (i) delivering an opinion regarding the board of director’s proposal of appointment of our external auditors and controlling their independent status, (ii) supervising the correct performance of our internal control and accounting systems, (iii) supervising the observance of the policies regarding information about our risk management, and (iv) delivering an opinion regarding transactions with related parties or transactions that may threaten any conflicts of interest.

The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2012:

Name	Position	Age	Year of Appointment	Status
Guillermo Eduardo Stanley	Chairman	64	2007	Independent
Carlos Enrique Videla	Vice Chairman	67	2007	Independent
Alejandro Macfarlane	Member	47	2007	Independent
Chrystian Colombo	Alternate Member	60	2012	Independent

The following table sets forth certain relevant information of member of the audit committee elected by the Board of Directors meeting held on April 11, 2013:

Name	Position	Age	Year of Appointment	Status
Carlos Enrique Videla	Chairman	68	2013	Independent
Guillermo Eduardo Stanley	Vice Chairman	64	2013	Independent
Alejandro Macfarlane	Member	47	2013	Independent
Chrystian Colombo	Alternate Member	60	2012	Independent

All of the members of our audit committee who were appointed through a resolution of the Board of Directors dated May 2, 2007 were elected for one-fiscal year renewable terms. They were renewed by the Board of Directors in June 6, 2008, in April 24, 2009, in May 7, 2010, May 5, 2011, April 16, 2012 and April 11, 2013.

A brief biographical description of the members of our audit committee is included in Item 6.A “Directors and Senior management”.

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

The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2012:

Name	Position
Jorge Horacio Brito	Chairman
Jorge Pablo Brito	Director – coordinator
Marcos Brito	Director

Internal audit committee. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2012:

Name	Position
Constanza Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Eduardo Stanley	Director – Independent
Carmen Esther Estévez	Internal audit manager – coordinator

Systems committee. The systems committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

The main functions of the systems committee are to: i) oversee the proper functioning of Information Technology and Systems, ii) contribute to the improvement of the information technology and systems environment effectiveness; iii) note Systems Plan; iv) periodically evaluate the Systems Plan and review its compliance; v) review the reports issued by environmentally related audits of Information Technology and Systems and oversee the implementation of corrective actions designed to stabilize or minimize any weaknesses observed; and vi) maintain timely communication with officials of the External Audit Management Systems Division of the Superintendency in relation with any problems identified in inspections and monitor actions undertaken to solve such problems. The systems committee meets quarterly and prepares a written report which details the topics discussed at each meeting, as well as the points that require further follow-up. This record is sent to the Board of Directors for their knowledge.

The following table sets forth certain relevant information of senior members of the systems committee as of December 31, 2012:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Constanza Brito	Human Resources and Organization and Processes manager
Daniel Hugo Violatti	Accountancy and Tax manager
Eduardo Roque Covello	Operations manager
María Milagro Medrano	Institutional relations manager
Claudia Cueto	Systems manager - coordinator
Brian Anthony	Distribution and Sales Manager
Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps. 13,000,000 and examines periodic reports related to our loan portfolio.

The following table sets forth certain relevant information of the senior members of the senior credit committee, as of December 31, 2012:

Name	Position
Jorge Horacio Brito	Chairman
Jorge Pablo Brito	Director
Marcos Brito	Director
Horacio Ricardo Sistac	Corporate Banking Manager
Ana María Magdalena Marcet	Credit Risk manager – coordinator

Assets and liabilities committee. The assets and liabilities committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to the Bank’s liquidity, market, interest rate and currency risks.

The following table sets forth certain relevant information of the senior members of our assets and liabilities committee as of December 31, 2012:

Name	Position

Jorge Pablo Brito	Director
Luis Cerolini	Director
Marcos Brito	Director
Guillermo Goldberg	Deputy general manager
Jorge Francisco Scarinci	Financial and Investor relations manager – coordinator
Brian Anthony	Distribution and Sales manager
Horacio Ricardo Sistac	Corporate banking manager
Francisco Muro	Retail banking manager

Anti-money laundering committee. The anti-money laundering committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to: (i) define policies for compliance with anti-money laundering corporate guidelines, (ii) be a permanent forum for the discussion of money laundering and terrorist financing risks that affect the Bank, (iii) promote the definition of strategies controls to prevent money laundering and terrorist financing and implement such controls, (iv) be responsible for the continued update of the manual of procedures for the prevention of money laundering and terrorist financing, in accordance with regulatory changes and new Bank needs, (v) monitor the implementation of a program designed to provide training and raise awareness regarding the prevention and control of money laundering and terrorist financing, (vi) establish appropriate mechanisms for internal reporting of unusual / suspicious activities, (vii) report any unusual or suspicious transactions to the relevant governmental agencies in compliance with applicable regulations, and subsequently inform to the Board of Directors, (viii) provide support to the head of the anti-money laundering committee in the examination of unusual or suspicious transactions, (ix) approve and follow-up on the work program submitted by the anti-money laundering committee for the relevant fiscal year, for which it will report to the Board of Directors and (x) perform any other duties that may be imposed under applicable laws and regulations.

The following table sets forth certain relevant information of the senior members of our anti-money laundering committee as of December 31, 2012:

Name	Position
Luis Cerolini	Director
Juan Pablo Brito Devoto	Director
Guillermo Eduardo Stanley	Independent Director
Ernesto Eduardo Medina	Deputy general manager
Alberto Figueroa	Management control and compliance manager

Senior Legal Recovery committee. The senior legal recovery committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. The committee’s functions and powers are to: i) approve special recovery policies for different bank segments; ii) analyze and decide on payment or refinancing proposals that are exceptional to specified refinancing policies and reductions and also meet some of the following requirements: -The principal owed is higher than Ps. 500,000; or - implies a capital reduction in excess of Ps. 100,000; iii) analyze and decide on proposals for the termination of account management and the filing of court proceedings for unpaid principal amounts higher than Ps. 500,000; iv) analyze and decide on the selection of Law Firms to manage principal debts in excess of Ps. 500,000; v) discuss and decide on recovery policies or portfolio sales proposed by the Junior Recovery Committee; vi) approve write off of debts higher than Ps. 500,000; vii) determine, in both court and out-of-court tenders, the value of property guaranteeing financing in cases where powers granted exceed the scope of those conferred upon other empowered institutions.

The following table sets forth certain relevant information of the senior members of our Senior Legal Recovery committee as of December 31, 2012:

Name	Position
Jorge Pablo Brito	Director
Marcos Brito	Director
Luis Carlos Cerolini	Director
Ernesto López	Legal manager-coordinator
Ana María Magdalena Marcet	Credit Risk manager

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

The following table sets forth certain relevant information of the senior members of our risk management committee as of December 31, 2012:

Name	Position
Jorge Pablo Brito	Director - Coordinator
Constanza Brito	Director
Carlos Videla	Director – Independent
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Alberto Figueroa	Management control and compliance manager
Ana María Magdalena Marcet	Credit Risk manager

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

The following table sets forth certain relevant information of the senior members of our ethic performance and compliance committee as of December 31, 2012:

Name	Position
Jorge Pablo Brito	Director
Carlos Videla	Director - Independent - Coordinator
Constanza Brito	Director
Guillermo Stanley	Director - Independent
Alberto Figueroa	Management control and compliance manager

Nominating and Corporate Governance Committee: This committee is responsible for evaluating the Board of Directors’ performance as well as analyzing any possible change or substitution in the Bank’s senior management. Nonetheless, this committee does not replace the judgment on performance of the Board of Directors by the shareholders in the annual ordinary shareholders’ meeting.

The following table sets forth certain relevant information of the senior members of our nominating and corporate governance committee as of December 31, 2012:

Name	Position
Jorge Pablo Brito	Director
Constanza Brito	Director - Coordinator
Carlos Videla	Director - Independent

Incentives Committee: The committee’s main functions are to control that incentives plans to all personnel –excluding directors- is consistent with the business culture, long term business plan, goals, business strategy, and applicable regulations of the Bank.

The following table sets forth certain relevant information of the senior members of our incentives committee as of December 31, 2012:

Name	Position
Jorge Pablo Brito	Director
Constanza Brito	Director - Coordinator
Carlos Videla	Director - Independent

D. Employees

As of December 31, 2012 we had 8,534 employees, 38% of whom worked at our headquarters and the remaining 62% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2010	2011	2012
Headquarters	3,081	3,175	3,211
Branches	5,128	5,284	5,323
Total	8,209	8,459	8,534

E. Share Ownership

As of March 31, 2013, the persons who are currently members of our Board of Directors, our Supervisory Committee or our senior management held as a group a total of 236,918,444 shares of our capital stock. This represented approximately 40% of our outstanding capital stock and 44% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alberto Figueroa and María Milagro Medrano no member of our Board of Directors, our Supervisory Committee or our senior management directly or beneficially owned shares as of March 31, 2013.

The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors, our supervisory committee and members of our senior management, as of March 31, 2013:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Percentage of Capital stock (%)	Percentage of Voting rights (%)
Jorge Horacio Brito	5,362,889	114,495,137	(1)	20.16%	22.10%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	18.79%	20.53%
Juan Pablo Brito Devoto	281,590	5,020,799		0.89%	1.01%
Luis Carlos Cerolini	—	9		0.00%	0.00%
Carlos Enrique Videla	5,874	—		0.00%	0.00%
Alberto Figueroa			(2)
Maria Milagro Medrano			(2)
Total	10,545,769	226,321,468		39.84%	43.64%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.
(2)	Alberto Figueroa and Maria Milagro Medrano each beneficially owns less than one percent of Class B shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2012, we had 584,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,249,498 Class B shares. Additionally, we hold 10,000,000 Class B shares that have been repurchased by the Bank during 2011, resulting in a total of 594,485,168 shares, all of them with a par value of Ps. 1 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2012:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	184,120,650		184,120,650	30.97%	28.79%
Jorge Horacio Brito	5,362,889	115,910,137		121,273,026	20.40%	22.32%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	18.79%	20.53%
Juan Pablo Brito Devoto	281,590	5,020,799		5,302,389	0.89%	1.01%
Other Shareholders (2)	695,775	171,392,389	(3)	172,088,164	28.95%	27.35%
Total	11,235,670	583,249,498		594,485,168	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.
(2)	Includes the Bank of New York as depositary of ADSs.
(3)	Includes 10,000,000 repurchased shares.

As of March 31, 2013, we had 584,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,249,498 Class B shares. Additionally, we hold 10,000,000 Class B shares that have been repurchased by the Bank during 2011, resulting in a total of 594,485,168 shares, all of them with a par value of Ps. 1 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2013:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	184,120,650		184,120,650	30.97%	28.79%
Jorge Horacio Brito	5,362,889	114,495,137	(1)	119,858,026	20.16%	22.10%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	18.79%	20.53%
Juan Pablo Brito Devoto	281,590	5,020,799		5,302,389	0.89%	1.01%
Other Shareholders (2)	695,775	172,807,389	(3)	173,503,164	29.19%	27.57%
Total	11,235,670	583,249,498		594,485,168	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York
(2)	Includes the Bank of New York as depositary of ADSs.
(3)	Includes 10,000,000 repurchased shares.

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, during the past three years:

Date	Capital Stock (Shares)	Event	Major Shareholders

December 31, 2010	594,485,168		Jorge H. Brito 20.27%
			Delfín Jorge Ezequiel Carballo 18.76%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.65%
			Juan Pablo Brito Devoto 0.89%

December 31, 2011	594,485,168		Jorge H. Brito 19.49%
			Delfín Jorge Ezequiel Carballo 18.79%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.72%
			Juan Pablo Brito Devoto 0.89%

December 31, 2012	594,485,168		Jorge H. Brito 20.40%
			Delfín Jorge Ezequiel Carballo 18.79%
			ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.97%
			Juan Pablo Brito Devoto 0.89%

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

For the years ended December 31, 2012, 2011 and 2010 an aggregate of Ps. 204.3 million, Ps. 191.4 million and Ps. 55.0 million, respectively, in financial assistance granted by us (including loans, leasing and guarantees granted) was outstanding to related parties. The single largest amount of financial assistance outstanding as of December 31, 2012 was a peso denominated loan by total amount of Ps. 33.0 million to Inversora Juramento S.A. with an annual interest rate of 18.0% and maturity on June 13, 2013. All of these loans (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

Likewise, as of December 31, 2012, 2011 and 2010, the total amount of deposits made by related parties to the Bank amounted to Ps. 489.3 million, Ps. 244.9 million and Ps. 181.0 million, respectively. In addition, as of December 31, 2012 we held deposits for an aggregate amount of Ps. 2,290 million made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund), which we consider “related party” as from April 2011 in accordance with FASB 850 and for purposes of this item (although it is not considered a “related party” under Central Bank Rules). As of December 31, 2012 ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund) held 30.97% of the Bank’s capital stock and 28.79% of the Bank’s votes, following the issuance of Emergency Decree No. 441 in April 2011.

For further information regarding related party transactions see note 8 to our audited consolidated financial statements for the year ended December 31, 2012.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2012 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding Legal proceedings see note 16 “Tax claims” to our audited consolidated financial statements for the year ended December 31, 2012.

Dividend Policy

Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.

In addition, we are subject to new Central Bank Rules regarding dividends distribution. Under these rules, dividends can not be distributed if after effecting such distribution certain minimum capital requirements are not met. For more information, see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2010. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

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

For the fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution. For more information, see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

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

We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under the new regulations on distribution of dividends, the maximum distributable amount cannot exceed the excess minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; i.e. the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75% capital. For the fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution. For more information, see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our audited consolidated financial statements as of and for the three years ended December 31, 2012.

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

Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. We have not been able to make payment of dividends within this term in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval. For the fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends.

Legal reserve requirement

According to the Argentine Financial Institutions Law, or the Financial Institutions Law, and Central Bank Rules, we are required to maintain a legal reserve which shall be funded with no more than 20% and no less than 10% of their yearly income. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

Personal assets tax

Our shareholders approved the absorption of personal asset tax by us for the fiscal year 2012. There can be no assurance that in the future this tax will be absorbed by the Bank. For more information, see “Item 10. Additional Information—E. Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs—Personal Assets Tax”.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low market prices in pesos for our Class B shares on the BCBA for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low

2013:

March	14.05	11.00
February	13.80	11.35
January	13.75	12.30

2012:
December	12.45	10.00
November	10.20	8.97
October	9.60	8.50

2012	12.50	7.35
2011	21.40	8.50
2010	22.50	9.40
2009	12.65	3.36
2008	8.46	2.12

2013	14.05	11.00
1st quarter

2012
4th quarter	12.45	8.50
3rd quarter	9.99	7.85
2nd quarter	10.25	7.35
1st quarter	12.50	9.38

2011
4th quarter	11.75	8.50
3rd quarter	17.10	9.40
2nd quarter	18.40	13.55
1st quarter	21.40	16.00

Source: BCBA Bulletin.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro	High	Low

2013:

March	16.78	14.21
February	17.82	14.32
January	19.12	16.52

2012:
December	18.86	14.75
November	15.47	13.26
October	15.11	13.18

2012	27.06	10.79
2011	51.94	18.09
2010	56.57	23.74
2009	33.85	8.72
2008	26.67	4.92

2013
1st quarter	19.12	14.21

2012
4th quarter	18.86	13.18
3rd quarter	16.48	11.28
2nd quarter	19.73	10.79
1st quarter	27.06	19.00

2011
4th quarter	24.72	18.09
3rd quarter	40.34	19.81
2nd quarter	43.74	30.89
1st quarter	51.94	38.21

Source: Reuters

B. Plan of Distribution

Not applicable.

C. Markets

Our Class B shares are currently traded on the BCBA under the symbol ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 24, 2006 under the symbol ‘BMA’.

Our (i) 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Notes Due 2036 and (ii) 8.50% Notes Due 2017 are all currently listed on both the BCBA and the Luxembourg Stock Exchange.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of Bahía Blanca, Province of Buenos Aires, Argentina, under No. 1154 of Book 2, Folio 75 of Estatutos . We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996 under No. 9777 of Book 119, Volume A of Sociedades Anónimas A translation of our bylaws has been filed as an exhibit to our 2011 annual report on form 20-F filed on Apri 26, 2012.

As of December 31, 2012, our capital stock consists of Ps. 594,485,168, represented by 11,235,670 common, book-entry Class A shares, with a par value of one peso each and the right to five votes per share, and 583,249,498 common, book-entry Class B shares, with a par value of one peso each and the right to one vote per share.

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

Rights attaching to shares

Shareholders may not claim the payment of dividends from us once three years have elapsed from the date on which the relevant dividend was made available to such shareholders. For a description of requirements applicable to dividend distribution see Item 4B. “Argentine banking regulation—Liquidity and solvency requirements—Requirements applicable to dividend distribution”.

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

Other shareholders’ rights

In addition to the rights mentioned above, the shareholders of Argentine corporations are entitled to the following additional rights that can not be subject to any kind of limitation or suspension as they protect the minority shareholders in such capacity, (i) the right to participate in the company’s profits; (ii) right to be informed and receive information from the company through the syndics or supervisory committee, including the right to request information or reports (shareholders representing at least 2% of the capital stock of the company are entitled to request the syndic or the members of the supervisory committee information related to their functions and certain investigations); (iii) right to request a shareholders’ meeting (shareholders representing at least 5% of the capital stock of the company may request the call of a shareholders’ meeting); (iv) right to disapprove the performance of the members of the board of directors (the liability of the company’s directors and managers shall be extinguished if their performance is later approved by the shareholders at a shareholders’ meeting, or if they resign, provided that such liability is not incurred as a consequence of the violation of the applicable laws or the company’s bylaws and if it does not mediate opposition of at least 5% of the capital stock) and (v) right to judicially object those shareholders´ meetings resolutions violating the law or company’s regulations and a right to ask for a judicial or administrative intervention when the administrator or administrators of a company execute acts or neglect acts whose omission places the company in serious danger.

In addition, according to the Capital Markets Law, the CNV is entitled to (i) appoint supervisors with powers of veto of the resolutions adopted by the board of directors and (ii) separate the board of directors for a period of 180 days when, as determined by the CNV, the interests of the minority shareholders and/or securities holders are affected.

Ordinary and extraordinary meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporation Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the statutory audit committee and election and remuneration of directors and members of the statutory audit committee. In addition, pursuant to the Capital Markets Law, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation of shareholders’ preemptive rights.

Notices of meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law, and in case of publicly traded companies, Capital Markets Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

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

Change in capital

Our by-laws do not establish conditions for the changes in our capital more stringent than those conditions imposed by the Argentine Corporate Law. For a description of conditions for the changes in our capital imposed by the Argentine Corporate Law see “Ordinary and extraordinary meetings”.

Purchases of Equity Securities by the Issuer

According to the Capital Markets Law, a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect; (c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess. The shares acquired by the company shall be disposed of by the company within the maximum term of three years counted as from the date of acquisition thereof or cancelled. Upon disposing of the shares, the issuer shall make a preemptive offer thereof. Such preemptive offer will not be mandatory in certain specific cases. For more information, please see Item 16.E.

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

Tender offer regime

Optional mandatory tender offer regime in the case of a change in control

Mandatory tender offer or exchange in Argentina

The mandatory tender offer rules set forth in Capital Markets Law, apply to all companies having publicly traded shares in Argentina. Under such rules, in the event of change of control or acquisition of a significant shareholding, as described below, a company having publicly traded shares will be subject to a mandatory tender offer (“oferta pública de adquisción” or OPA) with respect to some or all of the outstanding shares, as described below.

Pursuant to such regulation, the mandatory tender offer will take place when anyone intends to purchase, either directly or indirectly, for cash, either individually or collectively, either in one act or in a series of successive acts during a period of 90 consecutive days, a number of voting shares, subscription rights or stock options, negotiable securities or similar securities which directly or indirectly, and by computing the prior holding of such person, may entitle such person to subscribe, purchase or convert voting shares, shares entitled to or that once exercised grant the right to a “significant share” in the voting capital stock and/or in the votes of a company having publicly traded shares. In such cases, the OPA must be launched by the prospective purchaser within 10 days of having made the decision to participate in such offer, except in those cases expressly mentioned in the CNV rules.

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

Concept of a “Significant Share”

The regulations establish a duty to effect an offer with respect to a part or all of the outstanding shares depending on the percentage of the capital stock or relating to the votes to be acquired. The Capital Markets Law establishes that in no circumstance can a “significant share” be less than 35% of the capital stock and/or the votes of the affected company. The regulations provide for the following duties relating to the OPA:

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

Tender offer regime in the case of a voluntary withdrawal from the public offering and listing system in Argentina

The Capital Markets Law and its regulation also established that when a company, whose shares are publicly offered and listed in Argentina, agrees to voluntary withdraw from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares and/or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting. The public offering can only be made as a purchase and sale and the consideration must be cash.

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

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange Rates
	High	Low	Average (1)	Period-end
2008	3.4537	3.0128	3.1614	3.4537
2009	3.8545	3.4497	3.7301	3.7967
2010	3.9857	3.7942	3.9127	3.9758
2011	4.3035	3.9715	4.1302	4.3032
2012	4.9173	4.3048	4.5515	4.9173
October 2012	4.7655	4.6992	4.7299	4.7655
November 2012	4.8338	4.7700	4.7974	4.8338
December 2012	4.9173	4.8398	4.8800	4.9173
January 2013	4.9768	4.9228	4.9486	4.9768
February 2013	5.0448	4.9825	5.0111	5.0448
March 2013	5.1223	5.0475	5.0840	5.1223

Source: Central Bank

(1)	Based on daily closing price.

The exchange rate on April 24, 2013 was Ps. 5,1747 to US$1.00.

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

3) all types of inflows of funds into Argentina by Multilateral and Bilateral Credit Agencies and Official Credit Agencies (as listed in the Exhibit to Communication “A” 4662, as subsequently amended and complemented from time to time) either directly or through their related agencies, in so far as such funds pertain to transactions conducted in full compliance with their purposes (Communication “A” 4377);

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

Outflow of Capital

Payment of Services

Remittances abroad for the payment of services rendered by non-residents are allowed (Communication “A” 5264). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction related to the type of service rendered and the amount to be transferred abroad. Additionally, certain items including, among others, royalties, patents and trademarks, technical or professional assistance and commercial commissions, may require previous authorization from the Central Bank in specific circumstances, that is, whenever (a) the beneficiary is a person (natural or legal entity) (i) related to the local debtor either directly or indirectly or (ii) located in a tax haven jurisdiction or (iii) when the payment abroad is performed in a tax haven jurisdiction, and (b) the contracts involved generate payments or new debt (in the calendar year, at the foreign exchange local market concept code level and regarding the debtor) over U$S 100,000 (Communication “A” 5295).

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for the payment of interest by the private, non-financial sector and in the financial sector (Communication “A” 5264 as amended), in accordance with the following terms: (1) if applicable regulations allow the repayment of the debt corresponding to such interest payment and if all general regulatory requirements related to principal repayment are met; (2) if the settlement of the currency is made within 5 calendar days of the maturity date of each interest payment; (3) the interest payment is for the unpaid amounts accrued from the date of settlement of the foreign currency originating the foreign indebtedness or from the date of disbursement of the funds abroad and until settlement thereof through the MULC (within 48 hours from disbursement).

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

In addition, access to the MULC is permitted for remittances abroad to pay earnings and dividends insofar as they arise from closed and audited financial statements (Communication “A” 5264).

In order to proceed with remittances abroad for payment of interest on debt of all types, earnings and dividends, the entities involved must first verify that the debtor has complied with the reporting of (1) outstanding foreing indebteness imposed under Communication “A” 3602 dated May 7, 2002 and (2) direct investments pursuant to Communication “A” 4237 dated November 10, 2004, if applicable.

Financial Debts

Payment of principal under foreign financial indebtedness incurred by Argentine residents in the financial sector and in the private, non-financial sector (except in the case of payment of primary issuances of publicly traded and listed debt securities) may only proceed after the expiration of a 365 calendar-day term as from the date of settlement of the loan proceeds or any other applicable minimum term imposed that may apply.

Access to the MULC for the prepayment of principal under foreign indebtedness incurred by Argentine residents of the private, non-financial sector, is allowed, at any time within 10 business days prior to maturity, to the extent the applicable minimum stay-period has been complied with.

In addition, access to the MULC before such 10-business-days term is allowed if:

a) the payment is entirely financed with external funds destined to capital contributions, or

b) the payment is entirely financed with new foreign loans granted by international financial institutions and agencies, official foreign credit agencies and foreign banks, and to the extent that: (i) such payment were expressly established as a condition to grant the new credits, and (ii) such payment does not imply an increase in the current value of the foreign indebtedness of the debtor.

Finally, regarding access to the MULC for the payment of interest accrued on unpaid debts or debts canceled simultaneously with the payment of interest, the purchase of foreign currency in the MULC may be completed in a period not in excess of 5 business days prior to the due date of each installment of interest computed in arrears, excluding the possibility of calculating the amount on accrued interests.

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 4662 as subsequently amended, published a restatement of, as well as newly-issued, regulations applicable to access to the MULC by non-residents (as per the definitions contained in the IMF’s Balance of Payments Manual, fifth edition, chapter IV).

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

Pursuant to Communication “A” 5237 direct investments disbursed from October 28, 2011, need to be previously transferred into Argentina through the MULC to gain access to the MULC for repatriation. This requirement is made extensible to direct investments related to purchases of local assets by non-residents from other non-residents directly or indirectly controlled by residents, if such local asset was acquired by the non-resident seller after October 27, 2011. In case of transfers of direct investments among non-residents, the inflow requirement shall be met if the non-resident seller transferred the funds into Argentina when the original investment was made, or if such transfer was not mandatory at that time (i.e. the investment was disbursed prior to October 28, 2011).

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

Repatriations of direct and portfolio investments are subject to prior Central Bank approval when the beneficiary is located in a tax haven jurisdiction (Communication “A” 4940).

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

Formation of Off-shore Assets by Residents

Communication “A” 5236, as amended, has rearranged and set forth new regulations, effective as from October 28, 2011, concerning access to the MULC for the formation of off-shore assets, with and without specific allocation by resident individuals and legal entities not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as by local governments.

Such regulations allow access to the MULC to Argentine residents for the formation of off-shore assets when the regulatory requirements are met for each particular situation and the rest of the transactions are subject to the previous authorization from the Central Bank.

Access to the MULC is allowed for the purchase of off-shore assets with a specific application to local assets for the following transactions (Communication “A” 5236 as amended by Communication “A” 5315):

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

3. purchases of foreign currency bills for their deposit in local bank accounts with the concept code “Purchase of foreign currency for its application to investment projects” immediately upon receiving the proceeds from the financings contemplated in Communications “A” 4785 and “A” 4970 and subject to the compliance of the conditions set forth therein;

4. purchases of foreign currency bills by state-owned companies and companies under the control of the government and trusts set up with Argentine public sector funds acquired for their deposit in local accounts used as collateral, in order to guarantee letters of credit or other bank guarantees to secure imports of goods into Argentina and in so far as the funds used for the purchase have been contributed by the Argentine Treasury and the remaining conditions set forth in paragraph 2.4 of the annex of Communication “A” 5236, as amended, have been met;

5. purchases of foreign currency bills for deposit in local accounts by companies in the non-financial private sector, which carry overdue unpaid debts to foreign creditors and that as of the date of access to the MULC have submitted a debt refinancing proposal to their foreign creditors (the acquired amounts must not exceed the amount of the debt principal and interest payments overdue according to the original repayment schedule or 75% of any cash payments included in the refinancing proposal and the remaining conditions set forth in paragraph 2.5 of the annex of Communication “A” 5236, as amended, must have been met as well);

6. purchases of foreign currency bills by mutual funds to pay, in Argentina, for the redemption of shares held by clients outside the scope of paragraph 1.b. of Communication “A” 4377 (public sector) and to the extent that foreign currency for the same amount has been received to that end;

7. purchases of foreign currency bills by stock exchange agents in Argentina who comply with the conditions set forth in paragraph 2.7. of the annex of Communication “A” 5236, as amended, and that are applied -within the next 24 business hours following the settlement of the currency- to the payment of securities issued by non-residents and listed in Argentina and abroad purchased from clients outside the scope of paragraph 1.b. of Communication “A” 4377; and

With regard to the formation of off-shore assets by residents without a mandatory specific subsequent application without previous authorization from the Central Bank, and subject to prior approval by Argentine tax authorities as described below, the following items are contemplated in applicable regulation (paragraph 4.2 of the Annex of Communication “A” 5236).

Notwithstanding the below described regulations concerning the formation of off-shore assets by Argentine resident without a necessary subsequent application of such assets to a specific purpose, Communication “A” 5318, in force as of July 6, 2012, suspended indefinitely all such regulatory provisions:

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

Pursuant to Communication “A” 5245, dated November 10, 2011 (as amended and supplemented), all entities authorized to operate in foreign exchange must obtain prior approval by the Argentine tax authorities to execute any foreign exchange transactions on behalf of their clients, as set forth by the “Foreign Exchange Transaction Consult Program.” Transactions by local governments, international organizations and institutional export credit agencies listed in communication “A” 4662 (as amended and supplemented), diplomatic and consular offices and personnel, and local offices of certain foreign governments and international organizations, are exempted from the program. The prior approval is not applicable to the sale of foreign currency for purposes different to formation of off-shore assets by residents without a specific subsequent application and for travelling and tourism purposes.

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

Capital Markets

Securities-related transactions carried out through stock exchanges and self-regulated securities markets must be paid using one of the following mechanisms: (a) in Pesos, (b) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions and (c) through wire transfers against foreign accounts. Under no circumstance shall the settlement of these capital markets transactions be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308). Additionally, Communication “A” 4864, in force as of November 3, 2008, further rules that the purchase and subsequent sale of securities in stock exchanges and self-regulated markets require previous authorization from the Central Bank, unless the securities have been kept in the seller’s portfolio for a minimum period of 72 business hours following the settlement of their purchase.

Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector

Pursuant to Communication “A” 3602 dated May 7, 2002, as amended, all individuals and legal entities in the private financial and non-financial sector must report their outstanding foreign indebtedness (whether Peso or foreign currency-denominated) at the end of each quarter. The debts incurred and repaid within the same calendar quarter need not be reported.

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

While we do not believe that we are currently a passive foreign investment company (a “PFIC”), it is not entirely clear whether we were a PFIC in the past and we cannot preclude with certainty that we may be a PFIC in any future periods. As discussed below under “Passive Foreign Investment Companies”, the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. If we were treated as a PFIC in the past or if we are treated as a PFIC in any future periods, a U.S. holder that held our Class B Shares or ADSs while we were or are a PFIC could be subject to unfavorable consequences. You should carefully consider the discussion under “Passive Foreign Investment Companies” and consult your own tax advisor regarding the consequences of investing in a PFIC. Unless otherwise noted, the following discussion assumes that we are not a PFIC.

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

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at a maximum rate of 20% under current law if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance. While we do not believe that we are currently a PFIC, see below for a discussion of our potential PFIC classification.

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

In general, gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Argentine tax) on the taxable disposition and such U.S. holder’s adjusted basis in the Class B shares or the ADSs. Capital gains of certain non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation. For example, for capital assets held for over one year, the maximum rate of tax under current law generally will be 20% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

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

We do not believe that we are currently a PFIC. However, we have been unable to determine with certainty whether we were a PFIC in the past because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “active bank exception”). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

Because final regulations have not been issued and because the definition of banking income for purposes of the active bank exception is unclear under both the notice and the proposed regulations, our status under the PFIC rules is subject to uncertainty. We conduct, and intend to continue to conduct, a significant banking business, and therefore we believe we should qualify as an active foreign bank. However, there can be no assurance that a sufficient amount of our assets will be treated as generating qualifying banking income to avoid our characterization as a PFIC. In particular, we have in the past held a significant amount of cash and securities that may have been considered passive assets, even if we are treated as an active foreign bank. Accordingly, U.S. holders that held our Class B shares or ADSs in certain periods in the past (with respect to which it is not entirely clear whether we were a PFIC) or persons that are U.S. holders of our Class B shares or ADSs in any future periods in which we are a PFIC (with respect to which we cannot preclude with certainty) could be subject to U.S. federal income tax under the rules described below. U.S. holders should consult their tax advisors regarding this issue.

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

In this situation the equalization tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Argentine taxation. The acquisition cost to consider upon a subsequent transfer of said shares (“acciones liberadas”) could be debatable.

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

Personal assets tax. Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the proportional net worth value (“valor patrimonial proporcional”), or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

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

Tax on minimum presumed income: Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their assets, above an aggregate amount of AR$ 200,000. Specifically, the Law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Stamp taxes: Argentine residents may be subject to stamp tax in certain Argentine provinces in case transfer of our Class B shares or ADSs is performed or executed in such jurisdiction by means of written agreements. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

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

In addition, gross turnover tax could be applicable to Argentine residents on the transfer of Class B shares to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares is exempt from gross turnover tax.

Tax treaties. Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Sweden and the United Kingdom. The treaties with Spain and Chile have been denounced by Argentina during 2012. Regarding the double taxation treaty with Spain, a new treaty wording is currently under negotiation. According to the government of Argentina and Spain, such negotiations are advanced and the signing of a new treaty is imminent. New treaties with Switzerland and Chile are still undergoing preliminary negotiation stages. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B shares or ADSs that is a U.S. resident.

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

The following table shows the 5-day 99% confidence VaR for the Bank combined trading portfolios (securities and foreign exchange position) for the last two years (in millions of pesos):

	2011	2012
Minimum	23.3	23.3
Maximum	73.0	52.6
Average	44.2	36.7
December 31	23.3	36.1

In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. The main source of our VaR was during 2012 the securities portfolio. On the other hand, our Var for foreign exchange position was significantly reduced during the year.

The following tables show the VaR for trading portfolio by categories for the last two years (in millions of pesos):

Currency risk for foreign exchange position	2011	2012	Change

Minimum	9.2	4.9	(4.3)
Maximum	21.6	11.5	(10.1)
Average	13.7	6.8	(6.9)
December 31	10.6	5.7	(4.9)

Market risk for securities position	2011	2012	Change

Minimum	12.7	12.7	(0.0)
Maximum	52.7	47.0	(5.7)
Average	30.5	29.9	(0.6)
December 31	12.7	30.4	17.7

The following tables show the main reasons for changes in VaR between the last two years (in million of Pesos):

Change in currency risk (VaR) for foreign exchange position:

Change in VaR due to change in position	(0.6)
Change in VaR due to change in volatility	(4.9)
Change in VaR due to change in price	0.6
Total Change in VaR	(4.9)

Change in market risk (VaR) for securities position:

Change in VaR due to change in position	25.6
Change in VaR due to change in volatility	(7.8)
Change in VaR due to change in price	(0.1)
Total Change in VaR	17.7

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

The following table shows the 3-month 99% confidence VaR for the Bank combined interest rate position for last two years (in millions of pesos):

	2011	2012
Minimum	340.6	632.3
Maximum	719.0	838.2
Average	502.5	712.4
December 31	719.0	838.2

For additional information regarding market risk management see note 17 “Risk Management Policies” to our audited consolidated financial statements for the year ended December 31, 2012.

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

Fees and Direct and Indirect Payments Made by the Depositary to us

Past Fees and Payments

During 2012, we received from the depositary, after withholding income tax deduction, a net reimbursement of US$ 148,550 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by us during the year ended December 31, 2011. In addition, the depositary waived the cost of various support services that it provided to us.

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

We are expecting to receive from the depositary reimbursements for expenses incurred by us during the year ended December 31, 2012 by an amount similar to the one we received for the year ended December 31, 2011.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2012. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

The Bank’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2012 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2012, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 of BANCO MACRO S.A. and its subsidiaries, and our report dated April 26, 2013 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 26, 2013

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

/S/ CLAUDIO N. NOGUEIRAS

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Guillermo Eduardo Stanley, independent member of the audit committee, meets the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”.

Item 16B. Code of Ethics

In addition to the general code of conduct that applies to all of our employees, we have adopted a code of ethics that applies to directors and senior management, including specifically to our chief executive officer, chief financial officer, chief accounting officer, as well as persons performing similar functions. The text of our code of ethics for our chief executive officer, chief financial officer and chief accounting officer is posted on our web site at: http://www.ri-macro.com.ar/scp/codigoetica.asp. There has been no change in our code of ethics during the period covered by this annual report.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Bank’s Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2011 and 2012 are detailed below.

Thousands of pesos	2011	2012

Audit Fees	10,926	12,887
Audit Related Fees	—	56
Tax Fees	—	—
All Other Fees	10	140
Total	10,936	13,083

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the Bank, while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine Corporate Law, the Capital Markets Law and the standards of the CNV and the Central Bank, in lieu of the provisions of Section 303A, except that it is required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c).

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

(a)     No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

(b)     In addition, a director is not independent if:

A.      the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary. Employment as interim chairman or CEO or other executive officer shall not disqualify a director from being considered independent to having that employment;

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

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who share such person’s home.

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

2.       is controlled directly or indirectly by the Bank ; or

3.       is considered by the Central Bank to have a relationship with the Bank or its controlling person that can result in pecuniary damage to the Bank

“Control” by one person of another is defined under such regulations as: (i) holding or controlling, directly or indirectly, 25% or more of the total voting stock of the other person; (ii) having held 50% or more of the total voting stock of the other person at the time of the last election of directors or managers; (iii) holding, directly or indirectly, any other kind of participation in the other person (even if it represents a participating interest below the above mentioned percentages) so as to be able to

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

prevail in the institution’s decision making; or (iv) when the Central Bank board of directors – pursuant to a proposal from the Superintendency – determines that a person is exercising a controlling influence over the financial institution.

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

Argentine law does not require the establishment of a nominating/corporate governance committee, however, our by-laws provide the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the CNV, to private issuers, and the Central Bank to all financial institutions, we formed a Nominating and Corporate Governance Committee. The Committee is composed of three members from the Board of Directors. One of them should be an independent director.

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

As a result of a general recommendation issued by the CNV, to a private issuers, and the Central Bank to all financial institutions, we formed an incentives committee. The Committee is composed of three members from the Board of Directors. One of them should be an independent director. The Committee’s main function is to control that incentive plans to all personnel -excluding directors- is consistent with the business culture, long term business plan, goals, business strategy, and applicable regulations of the Bank.

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

B.      meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

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

(a)     Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. In addition, we are not required to satisfy the audit committee requirements of Rule 10A-3. All of the members of our Audit Committee, as appointed on April 11, 2013, satisfy the independence requirements of Rule 10A-3.

(b)     A comparable provision, relating to an audit committee member’s simultaneous membership on the audit committee of other public companies, does not exist under Argentine law or CNV standards.

(c)     The responsibilities of an audit committee, as provided in the Capital Markets Law and the CNV standards, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act, including, but not limited to, the following:

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

K.      assessing compliance with relevant rules of conduct;

L.      issuing a related-party transaction opinion as provided by applicable regulations;

M.     preparing an performance plan annually for each fiscal year which is presented to the Bank’s Board of Directors and the Supervisory Committee; and

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the Board of Directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s audit committee, and shall disclose in the annual proxy statement of the company or in the company’s annual report on Form 10-K, which is filed with the SEC.	N. complying with all other obligations imposed by applicable laws and regulations.

303A.08-Shareholder Approval of Equity Compensation Plans- Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans as set forth in the NYSE rules.	We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09-Corporate Governance Guidelines- Listed companies must adopt and disclose corporate governance guidelines.	Neither Argentine law nor our by-laws require the adoption or disclosure of corporate governance guidelines. However, due to our size and the importance of our business we are required by the Central Bank to adopt a Code of Corporate Governance. The Code adopted is based on the recommended Code of Corporate Governance for listed companies issued by the CNV and the recommended guidelines of corporate governance for financial institutions issued by the Central Bank.

303A.10-Code of Business Conduct and Ethics- Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Neither Argentine law nor our by-laws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct that applies to all our employees. In addition, we have adopted a specific Code of Ethics for our Directors and Senior Financial Officers.

303A.12-Certification Requirements-

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

Item 18. Financial Statements

See pages F-1 through F-101 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Amended and Restated Bylaws of the Bank, as amended on April 21, 2009 and April 16, 2012, incorporated by reference to the annual report on form 20F filed by the Bank on April 26, 2012 (File No. 001-32827).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8	See Note 4.1 to our audited consolidated financial statements for information regarding our subsidiaries.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Jorge Horacio Brito
Name: Jorge Horacio Brito
Title: Chief Executive Officer

Date: April 26, 2013

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE

YEARS ENDED DECEMBER 31, 2012 TOGETHER WITH THE REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 33 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 26, 2013

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/S/ CLAUDIO N. NOGUEIRAS
Partner

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Figures stated in thousands of pesos)

	2012	2011
ASSETS

CASH
Cash on hand	2,794,916	2,338,283
Due from banks and correspondents
Central Bank of Argentina	6,543,996	3,308,007
Local Others	13,628	15,782
Foreign	694,200	510,105
Other	308	269

	10,047,048	6,172,446

GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	1,357,022	963,618
Government securities under repo transactions with Central Bank of Argentina		1,992,625
Holdings booked at amortized cost	353,174	112,887
Instruments issued by the Central Bank of Argentina	612,889	1,303,871
Investments in listed private securities	19,993	23,861

	2,343,078	4,396,862

LOANS
To the non-financial government sector	586,557	336,189
To the financial sector
Interbank financing	166,546	150,000
Other financing to Argentine financial institutions	130,612	187,909
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	2,092	5,373
To the non-financial private sector and foreign residents
Overdrafts	4,280,640	2,712,718
Documents	3,651,390	3,178,058
Mortgage loans	1,508,463	1,142,944
Pledged loans	928,693	667,102
Personal loans	10,826,601	9,023,260
Credit cards	4,725,177	3,068,819
Other	4,808,641	4,158,915
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	570,281	360,245
Less: Unearned discount	(95,940)	(74,050)
Less: Allowances	(887,156)	(599,224)

	31,202,597	24,318,258

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Figures stated in thousands of pesos)

	2012	2011
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	517,360	2,371,466
Amounts receivable from spot and forward sales pending settlement	697,854	1,279,799
Securities and foreign currency receivable from spot and forward purchases pending settlement	216,144	50,754
Unlisted corporate bonds	141,560	313,656
Receivables from forward transactions without delivery of underlying asset	12	880
Other receivables not covered by debtors classification standards	863,436	648,434
Other receivables covered by debtors classification standards	176,483	68,610
Accrued interest receivables covered by debtors classification standards	515	1,641
Less: Allowances	(233,123)	(238,712)

	2,380,241	4,496,528

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	323,077	326,783
Accrued interest and adjustments	5,069	5,644
Less: Allowances	(6,599)	(5,620)

	321,547	326,807

INVESTMENTS IN OTHER COMPANIES
In financial institutions	676	602
Other	12,267	10,853
Less: Allowances	(1,379)	(2,129)

	11,564	9,326

OTHER RECEIVABLES
Receivables from sale of assets	6,195	6,240
Other	857,896	598,182
Accrued interest and adjustments on receivables from sale of assets	332	231
Other accrued interest and adjustments receivables	35	447
Less: Allowances	(9,282)	(12,908)

	855,176	592,192

BANK PREMISES AND EQUIPMENT, NET	654,002	575,410

OTHER ASSETS	268,445	229,699

INTANGIBLE ASSETS
Goodwill	72,841	86,893
Organization and development costs, including differences due to court orders	215,690	232,625

	288,531	319,518

ITEMS PENDING ALLOCATION	6,766	5,080

TOTAL ASSETS	48,378,995	41,442,126

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(Figures stated in thousands of pesos)

	2012	2011
LIABILITIES

DEPOSITS
From the non-financial government sector	8,318,383	5,836,211
From the financial sector	24,222	17,731
From the non-financial private sector and foreign residents
Checking accounts	6,716,911	4,911,863
Savings accounts	6,467,168	6,175,482
Time deposits	13,596,225	11,433,220
Investment accounts	149,325	44,512
Other	737,870	618,491
Accrued interest, adjustments, foreign exchange and quoted price differences payables	178,568	129,568

	36,188,672	29,167,078

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	21,725	9,155
Banks and international institutions	273,968	154,942
Non-subordinated Corporate Bonds	523,176	654,905
Amounts payable for spot and forward purchases pending settlement	202,313	66,100
Securities and foreign currency to be delivered under spot and forward sales pending settlement	739,730	3,291,065
Financing received from Argentine financial institutions
Interbank financing	40,000	1
Other financing received from Argentine financial institutions	13,724	15,501
Accrued interest payables	52	—
Receivables from forward transactions amounts pending settlement without delivery of underlying asset	—	30
Other	1,917,546	1,492,007
Accrued interest, adjustments, foreign exchange and quoted price differences payables	52,724	48,793

	3,784,958	5,732,499

OTHER LIABILITIES
Fees	7,470	7,713
Other (see Note 5)	1,268,162	1,010,150

	1,275,632	1,017,863

PROVISIONS	131,683	112,816

SUBORDINATED CORPORATE BONDS	740,192	647,753

ITEMS PENDING ALLOCATION	7,408	6,981

MINORITY INTEREST IN SUBSIDIARIES	51,355	37,584

TOTAL LIABILITIES	42,179,900	36,722,574

SHAREHOLDERS’ EQUITY	6,199,095	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,378,995	41,442,126

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these consolidated statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2012	2011

DEBIT-BALANCE ACCOUNTS	37,863,919	21,077,364

Contingent	9,176,324	8,113,891
Credit lines obtained (unused portion)	—	11,700
Guarantees received	8,776,152	7,584,503
Other not covered by debtors classification standards	165	195
Contingent debit-balance contra accounts	400,007	517,493

Control	27,487,838	8,491,385
Receivables classified as irrecoverable	995,622	905,084
Other	25,994,575	7,340,091
Control debit-balance contra accounts	497,641	246,210

Derivatives	386,341	3,654,793
Notional value of put options taken	56,045	40,091
Notional value of forward transactions without delivery of underlying asset	127,918	1,757,843
Interest rate swaps	85,000	158,550
Derivatives debit-balance contra accounts	117,378	1,698,309

Trust activity	813,416	817,295
Trust funds	813,416	817,295

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2012	2011

CREDIT-BALANCE ACCOUNTS	37,863,919	21,077,364

Contingent	9,176,324	8,113,891
Credit lines granted (unused portion) covered by debtors classification standards	19,669	40,246
Other guarantees provided covered by debtors classification standards	129,140	67,807
Other guarantees provided not covered by debtors classification standards	153,762	137,329
Other covered by debtors classification standards	97,436	272,111
Contingent credit-balance contra accounts	8,776,317	7,596,398

Control	27,487,838	8,491,385
Checks to be credited	497,641	246,210
Control credit-balance contra accounts	26,990,197	8,245,175

Derivatives	386,341	3,654,793
Notional value of put options sold	14,713	36,657
Notional value of forward transactions without delivery of underlying asset	102,665	1,661,652
Derivatives credit-balance contra accounts	268,963	1,956,484

Trust activity	813,416	817,295
Trust activity credit-balance contra accounts	813,416	817,295

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these consolidated statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Figures stated in thousands of pesos)

	2012	2011	2010
FINANCIAL INCOME
Interest on cash and due from banks	185	179	275
Interest on loans to the financial sector	46,084	29,137	13,668
Interest on overdrafts	721,000	456,904	278,851
Interest on documents	414,815	234,928	146,321
Interest on mortgage loans	198,809	158,449	112,498
Interest on pledge loans	126,822	91,550	51,258
Interest on credit card loans	740,670	371,352	210,058
Interest on financial leases	60,037	56,712	42,991
Interest on other loans	3,537,074	2,398,336	1,538,828
Net income from government and private securities	361,538	493,920	988,707
Net income from options	—	1,077	616
Interest on other receivables from financial intermediation	1,040	684	966
Income from guaranteed loans - Presidential Decree No. 1,387/01	17,017	4,918	62,053
CER (Benchmark Stabilization Coefficient) adjustment	22,947	4,428	46,176
CVS (Salary Variation Coefficient) adjustment	512	362	688
Difference in quoted prices of gold and foreign currency	386,989	283,189	160,209
Other	268,831	112,523	74,275

	6,904,370	4,698,648	3,728,438

FINANCIAL EXPENSE
Interest on checking accounts	317	203	4,073
Interest on savings accounts	33,972	25,184	19,639
Interest on time deposits	2,167,614	1,225,052	954,465
Interest on interfinancing received loans (received calls)	4,283	4,903	4,444
Interest on other financing from financial institutions	12	8	6
Interest on other liabilities from financial intermediation	62,529	64,752	62,889
Interest on subordinated corporate bonds	66,897	60,592	57,381
Other interest	3,033	2,679	1,961
CER adjustment	4,405	4,107	4,890
Contribution to Deposit Guarantee Fund	55,937	44,248	35,151
Other	428,591	286,993	185,271

	2,827,590	1,718,721	1,330,170

GROSS INTERMEDIATION MARGIN – GAIN	4,076,780	2,979,927	2,398,268

PROVISION FOR LOAN LOSSES	600,424	273,224	215,040

SERVICE-CHARGE INCOME
Related to lending transactions	141,048	124,059	96,574
Related to deposits	1,571,838	1,169,977	816,100
Other commissions	42,078	39,884	31,084
Other	889,767	635,253	380,783

	2,644,731	1,969,173	1,324,541

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Figures stated in thousands of pesos)

	2012	2011	2010
SERVICE-CHARGE EXPENSE
Commissions	153,191	114,597	80,233
Other	532,216	313,424	205,132

	685,407	428,021	285,365

ADMINISTRATIVE EXPENSES
Personnel expenses	1,844,336	1,485,554	1,112,427
Directors’ and statutory auditors’ fees	75,005	59,773	59,391
Other professional fees	109,906	90,425	81,169
Advertising and publicity	92,526	75,925	63,437
Taxes	169,291	131,816	102,547
Depreciation of equipment	85,037	72,972	58,285
Amortization of organization costs	72,721	59,213	43,273
Other operating expenses	429,752	323,990	248,430
Other	236,796	188,842	148,355

	3,115,370	2,488,510	1,917,314

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,320,310	1,759,345	1,305,090

OTHER INCOME
Income from long-term investments	13,299	8,358	6,168
Penalty interest	39,592	31,743	26,775
Recovered loans and allowances reversed	78,901	77,780	69,981
CER adjustment	76	78	107
Other	64,794	72,601	64,492

	196,662	190,560	167,523

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	22	50	20
Charge for other receivables uncollectibility and other allowances	43,046	44,345	32,517
Amortization of differences from deposit dollarization	59,828	18,870	17,475
Depreciation and loss of other assets	2,065	2,152	3,662
Goodwill amortization	14,052	14,052	10,305
Other	37,076	26,370	25,561

	156,089	105,839	89,540

MINORITY INTEREST IN SUBSIDIARIES	(13,790)	(10,111)	(6,868)

INCOME BEFORE INCOME TAX	2,347,093	1,833,955	1,376,205

INCOME TAX	853,475	657,858	365,775

NET INCOME FOR THE FISCAL YEAR	1,493,618	1,176,097	1,010,430

NET INCOME PER SHARE (1) – stated in pesos	2.56	1.98	1.70

(1)	See Note 9. to the accompanying consolidated financial statements.

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these consolidated statements.

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2009	594,485	398,750	4,511	613,753	—	211	1,747,091	3,358,801

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 6, 2010:

– Legal reserve				150,387			(150,387)
– Cash dividends (2)							(208,070)	(208,070)
- Special Reserve for Subordinated Corporate Bonds (3)					55,527		(55,527)
– Tax on Personal Assets							(8,319)	(8,319)

Reversal of Special Reserve for Subordinated Corporate Bonds (3)					(55,527)		55,527

Net income for the fiscal year							1,010,430	1,010,430

Balances as of December 31, 2010	594,485	398,750	4,511	764,140	—	211	2,390,745	4,152,842

Own shares reacquired (1)							(92,919)	(92,919)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 26, 2011:

– Legal reserve				202,086			(202,086)
– Cash dividends (2)							(505,312)	(505,312)
-Special Reserve for Subordinated Corporate Bonds (3)					58,146		(58,146)
– Tax on Personal Assets							(11,156)	(11,156)

Reversal of Special Reserve for Subordinated Corporate Bonds (3)					(58,146)		58,146

Net income for the fiscal year							1,176,097	1,176,097

Balances as of December 31, 2011	594,485	398,750	4,511	966,226	—	211	2,755,369	4,719,552

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings (1)	Total

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 16, 2012:

– Legal reserve				235,219			(235,219)
- Special Reserve for Subordinated Corporate Bonds (3)					62,934		(62,934)
- Voluntary reserve for future distributions of earnings						2,443,141	(2,443,141)
– Tax on Personal Assets							(14,075)	(14,075)

Reversal of Special Reserve for Subordinated Corporate Bonds (3)					(62,934)		62,934

Net income for the fiscal year							1,493,618	1,493,618

Balances as of December 31, 2012	594,485	398,750	4,511	1,201,445	—	2,443,352	1,556,552	6,199,095

(1)	See Notes 4.5.q.2) and 9. to the accompanying consolidated financial statements.
(2)	Through resolutions of May 28, 2010 and March 18, 2011, respectively, the Central Bank authorized the above mentioned cash dividends distribution.
(3)	See Note 10. to the accompanying consolidated financial statements.

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Figures stated in thousands of pesos)

	2012	2011	2010
Changes in cash and cash equivalents (Note 4.5.s))
Cash and cash equivalents at beginning of the fiscal year	6,172,446	5,990,480	5,396,063
Cash and cash equivalents at end of the fiscal year	10,526,353	6,172,446	5,990,480

Net increase in cash and cash equivalents	4,353,907	181,966	594,417

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments):
- Government and private securities	(48,420)	3,131,541	3,131,177
- Loans
- To the financial sector	291,597	(358,161)	(51,069)
- To the non-financial government sector	(211,154)	7,590	(24,793)
- To the non-financial private sector and foreign residents	(1,547,040)	(4,747,693)	(2,224,016)
- Other receivables from financial intermediation	2,546,616	(353,689)	(1,769,683)
- Receivables from financial leases	63,862	(22,403)	67,018
- Deposits
- From the financial sector	6,490	1,965	1,725
- From the non-financial government sector	2,186,276	484,690	1,531,907
- From the non-financial private sector and foreign residents	2,837,330	3,750,341	2,011,260
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (received calls)	(165,661)	164,735	(119,490)
- Others (except liabilities included under financing activities)	513,117	(31,866)	188,107
Collections related to service-change income	2,626,865	1,952,285	1,312,098
Payments related to service-charge expenses	(668,688)	(417,852)	(278,375)
Administrative expenses paid	(2,947,585)	(2,314,629)	(1,780,237)
Payments of organization and development cost	(106,956)	(99,004)	(79,155)
Net collections from penalty interest	39,312	31,701	26,756
Differences from payments related to court orders	(8,644)	(15,377)	(20,570)
Collections of dividends from other companies	300	9,293	6,369
Other collections related to other income and losses	59,346	66,996	64,149
Net payments from other operating activities	(404,327)	(68,403)	(115,183)
Payment of income tax / minimum presumed income tax	(851,953)	(257,945)	(726,269)

Net cash flows generated in operating activities	4,210,683	914,115	1,151,726

Investing activities
Net payments for bank premises and equipment	(136,649)	(101,036)	(57,434)
Net payments for other assets	(67,766)	(134,391)	(69,191)
Payments from purchases of investments in other companies	—	—	(91,857)
Other (payments)/collections for investing activities	(2,050)	(498)	12,077

Net cash flows used in investing activities	(206,465)	(235,925)	(206,405)

Financing activities
Net (payments) / collections:
- Non-subordinated corporate bonds	(248,003)	(58,059)	(56,372)
- Central Bank of Argentina
- Other	11,381	7,240	(19)
- Banks and International Institutions	111,656	107,788	(176,042)
- Subordinated corporate bonds	(68,650)	(61,315)	(58,827)
- Financing received from Argentine financial institutions	(2,246)	(1,785)	(1,685)
Payment of dividends	(19)	(505,339)	(208,124)
Other payments for financing activities
- Own shares reacquired	—	(92,919)	—

Net cash flows used in financing activities	(195,881)	(604,389)	(501,069)

Financial income and holding gains on cash and cash equivalents	545,570	108,165	150,165

Net increase in cash and cash equivalents	4,353,907	181,966	594,417

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these consolidated statements

BANCO MACRO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

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

The Bank’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. On August 15, 2012, the Domestic Trade Department of the Ministry of Economy and Public Finance, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 1, 2012, authorized the Bank to acquire 100% of the capital stock of Banco Privado de Inversiones S.A. See Note 3.6.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

The chart showing the organizational structure as of December 31, 2012 is disclosed in Note 4.1. with the percentages indicating the ownership in each subsidiary.

2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, certain variables affecting the Bank’s costs have been subject to significant changes. In the last few months, the prices of financial assets have also shown high volatility, as well as an increase in the price of money. From a regulatory point of view, foreign exchange regulations have increased and a new Capital Markets Law has been enforced, which shall become effective as soon as its administrative order is issued.

BANCO MACRO S.A. AND SUBSIDIARIES

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

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

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

Taken into account the Central Bank rules (see Note 4.5.l.2)) as of December 31, 2011, the Bank included in “Intangible assets” the amount of 51,183, net of related amortizations with respect to the differences resulting from the payments of deposit-related court orders, and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of December 31, 2012, and 2011, the Bank recorded the additional liability (representing the difference between the original deposit and the amount capitalized as intangible asset) related to such regulation under the “Provisions” account in the amount of 17,112 and 14,754, respectively. Considering what has been mentioned in Note 4.5.l.2), the Bank’s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

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

As of December 31, 2012 and 2011, the deposits of the Misiones Provincial Government amounted to 1,472,825 and 1,267,178 (including 39,518 and 36,332 related to court deposits), respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

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

On February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2012 and 2011, the deposits of the Salta Provincial Government amounted to 1,694,001 and 870,880 (including 177,611 and 137,286 related to court deposits), respectively.

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

On April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2012 and 2011, the deposits of the Jujuy Provincial Government amounted to 717,115 and 701,483 (including 88,244 and 66,237 related to court deposits), respectively.

3.4.	Agreements with Tucumán Provincial and Municipal Governments

Banco del Tucumán S.A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2012 and 2011, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,296,416 and 807,822 (including 399,832 and 355,122 related to court deposits), respectively.

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

On October 22, 2004, the Bank entered into a joint venture agreement with Montamat & Asociados S.R.L. under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

BANCO MACRO S.A. AND SUBSIDIARIES

On August 15, 2012, the parties agreed to amend the agreement mentioned in the previous paragraph whereby, among other clauses, currently the Bank and Gestiva S.A. hold 5% and 95% interests, respectively.

As of December 31, 2012, and 2011, the net assets of such joint ventures recorded in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 10,686 and 11,656, respectively.

Also, as of December 31, 2012, 2011 and 2010 the net income recorded through the method mentioned in the previous paragraph, amounted to 32,542, 34,824 and 18,487, respectively.

3.6.	Banco Privado de Inversiones S.A.

On September 20, 2010, the Bank acquired 100% of the capital stock of Banco Privado de Inversiones S.A., at a cash purchase price of USD 23.3 million, out of which USD 10.4 million is related to an escrowed amount. Subsequently, during December 2010, the Bank transferred 1% to Macro Fiducia S.A. and 1% to Macro Securities S.A. Sociedad de Bolsa.

Under Central Bank rules, as of the acquisition date, Banco Privado de Inversiones S.A.’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders’ equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which is amortized in ten years pursuant to Central Bank rules.

The purpose of this acquisition was to expand our credit card business, in particular in the city of Buenos Aires.

Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement”, whereby Banco Privado de Inversiones S.A. will merge with and into Banco Macro S.A. retroactively effective since January 1, 2013, on the basis of the financial statements of such banks as of December 31, 2012.

The exchange relationship has been agreed in 0.106195 common shares of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A. So, the minority shareholders of Banco Privado de Inversiones S.A. will be entitled to receive 0.106195 shares of the Bank for each share they hold in Banco Privado de Inversiones S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 77,860 common shares.

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

BANCO MACRO S.A. AND SUBSIDIARIES

Under Central Bank rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

	Shares		Percentage held of		Equity Investment amounts as of
Company	Class	Number	Capital Stock	Votes	December 31, 2012	December 31, 2011

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	456,898	333,985

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.994%	99.994%	96,779	86,465

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	219,002	192,993

Macro Securities S.A. Sociedad de Bolsa (c) y (d)	Common	12,776,680	99.921%	99.921%	39,367	31,444

Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	12,555	12,194

Macro Fondos SGFCI S.A.	Common	327,183	99.936%	99.936%	4,321	2,817

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.
(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 283).
(c)	Consolidated with Macro Fondos SGFCI S.A.
(d)	The indirect equity interest of Banco Macro S.A comes from Macro Fiducia S.A.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) were adapted to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)	Assets and liabilities were translated at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2012 and 2011.

(b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)	The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Other income – income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency’’ or “Financial expense – Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2012, are presented comparatively with those of December 31, 2011 and 2010.

4.3.	Restatement into constant pesos

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

BANCO MACRO S.A. AND SUBSIDIARIES

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

In the process of applying the Bank’s accounting policies, management has exercised judgment and estimates in determining the amounts recognized in the consolidated financial statements.

4.5	Valuation methods

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2012, and 2011, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank’s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities and under repurchase agreements.

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2012 and 2011, the present value calculated by the Bank for these securities amounts to 360,583 and 113,319, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related consolidated statements of income.

BANCO MACRO S.A. AND SUBSIDIARIES

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility (active market in accordance with Central Bank rules) published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related consolidated statements of income.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2012 and 2011, the present value reported by the Central Bank for these securities amounted to 272,594 and 238,760, respectively.

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

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 4.5.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective day was applied.

f)	Allowance for loan losses and provision for granted guarantees:

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

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts granted guarantees are included under “Provisions”.

BANCO MACRO S.A. AND SUBSIDIARIES

g)	Loans and deposits of government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i)	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 4.5.a), as the case may be.

ii)	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets (government securities) as of the last respective business day, in the appropriate proportion.

iii)	Certificates of participation in TST & AF Trust: they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iv)	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 4.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a), as the case may be. Such accruals were recorded in the related statements of income.

BANCO MACRO S.A. AND SUBSIDIARIES

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

l)	Intangible assets:

l.1)	Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 4.3., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)	Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: as of December 31, 2011, the amount represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months. As of September 2012, the Bank decided to amortize in full the residual value as of such date and, from then on, the new disbursements pertaining to these differences will be recorded in the related statements of income.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

m.4)	Put options taken: valued at the agreed-upon exercise price.

BANCO MACRO S.A. AND SUBSIDIARIES

In all cases, see also Note 31.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a). Such accruals were recorded in the related statements of income (see Note 4.5.q.3)).

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 4.3., except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in Note 4.3. was included in the “Adjustments to Shareholders’ Equity” account.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock” (see also Note 9).

q.3)	Special reserve for subordinated corporate bonds: related to the reserve created to pay the financial services of subordinated corporate bonds issued by the Bank (see Note 10.a.1). This reserve is reversed on a monthly basis as the related interest is recorded in the related statement of income.

r)	Consolidated Statements of income accounts:

r.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 4.3.

s)	Statements of cash flows:

The Bank considers “Cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash and cash equivalents” item on the Statement of cash flows with the related balance sheet accounts as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Cash	10,047,048	6,172,446	5,202,004
Government and private securities
Holdings for trading or financial intermediation	388,462	—	198,790
Instruments issued by Central Bank of Argentina	90,843	—	589,686

Cash and cash equivalents	10,526,353	6,172,446	5,990,480

BANCO MACRO S.A. AND SUBSIDIARIES

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

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

Additionally, Banco Privado de Inversiones S.A. booked accrued minimum presumed income tax totaling 210 and 192, as of December 31, 2012 and 2011 respectively, as a consequence of estimated NOLs as of that date. The estimated accumulated NOLs totaled 19,581 as of December 31, 2012.

As of December 31, 2012, 2011 and 2010, the Bank estimated an income tax expense of 853,475, 657,858 and 365,775, respectively, included in Other Liabilities – Other.

In addition as of December 31, 2012 and 2011, the Bank made income tax prepayments for 482,987 and 262,609, respectively, which were recorded in the “Other receivables” account.

6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN ARGENTINA

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those valuation standards, which the Bank identified and deemed material to these consolidated financial statements, are as follows:

	Adjustments under professional accounting standards to equity
Item	2012	2011	2010

Government securities and assistance to the government sector (a)

Holdings of government securities booked at amortized cost	6,583	72	17,279

Instruments issued by the Central Bank booked at amortized cost	63	767	(18,427)

Guaranteed loans – Presidential Decree No. 1,387/01	(16,350)	(30,092)	(14,806)

Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(102,276)	(110,496)	(119,165)

Other	(62,762)	(69,393)	(71,453)

Intangible assets – Organization and development expenses (c)	—	(50,410)	(53,544)

Income tax - Deferred assets (d)	84,386	46,564	40,131

Other assets (e)	(477)	7,679	1,680

Liabilities – Provisions (f)	(59,351)	(54,866)	(51,362)

Total	(150,184)	(260,175)	(269,667)

In addition, income would have increase by around 109,991 and 9,492 for the years ended December 31, 2012 and 2011, respectively, and would have decrease by around 273,651 for the year ended December 31, 2010.

BANCO MACRO S.A. AND SUBSIDIARIES

a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 4.5.b.2), 4.5.b.4) and 4.5.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas professional accounting standards require that assets in general to be compared with their recoverable value every time financial statements are prepared.

b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company’s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company’s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank’s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

c)	Intangible assets: as of December 31, 2011, the Bank and its subsidiaries included under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the compliance with the precautionary measures that required the Bank and its subsidiaries to reimburse certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. These exchange differences do not constitute a recoverable asset and, according to current professional accounting standards, should have been charged to income (see Note 4.5.l.2)).

d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable , either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under professional accounting standards a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

e)	Other assets: The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

f)	Liabilities: the Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

BANCO MACRO S.A. AND SUBSIDIARIES

7.	RESTRICTED AND PLEDGED ASSETS

As of December 31, 2012, and 2011, the following Bank’s assets are restricted:

Item	2012	2011
Government and private securities
• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, used as security in favor of SEDESA. (1)	88,984	86,205
• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014 as of December 31, 2012 and Central Bank bills (LEBACs) and notes (NOBACs) as of December 31, 2011, used to perform forward foreign currency trading transactions.	5,322	43,770
• Secured Bonds under Presidential Decree No. 1,579/02 provided as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE).	35,906	34,118
• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, used as security for the role of custodian of FGS (sustainability guarantee fund) investments securities.	35,768	—
• Other government and private securities	13,830	10,552

Subtotal government and private securities	179,810	174,645

Loans
• Guaranteed Loans under Presidential Decree No. 1,387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	37,664	34,306
• Other	—	163

Subtotal Loans	37,664	34,469

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	517,360	375,194
• Interests resulting in contributions made in the Bank’s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Compañía General de Avales SGR (mutual guarantee association), formerly Macroaval SGR, with an original contribution of 5,000 made on December 28, 2011.	5,460	5,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 13, 2012.	20,000	—
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012.	20,000	—

Subtotal Other receivables from financial intermediation	562,820	380,194

Other receivables
• Security deposits related to credit card transactions.	53,348	62,613
• Other security deposits.	5,873	7,600
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827

Subtotal Other receivables	60,048	71,040

BANCO MACRO S.A. AND SUBSIDIARIES

Item (contd.)	2012	2011

Investments in other companies

• Other.	1,453	1,453

Subtotal Investments in other companies	1,453	1,453

Total	841,795	661,801

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.
(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

8.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro S.A.’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	Total 2012	Total 2011

ASSETS

Cash	—	—	3,692	—	—	3,692	3,289

Loans		—	—	—	137,809	137,809	286,908

Other receivables from financial intermediation	—	—	—	3,208	107,965	111,173	114,599

Receivables from financial leases	—	—	—	6,542	1,937	8,479	8,589

Other receivables		—	—	—	—		13

Items pending allocation	39	—	—	—	—	39	11

Total assets	39	—	3,692	9,750	247,711	261,192	413,409

LIABILITIES

Deposits	—	197	481	7,454	489,273	497,405	250,471

Other liabilities from financial intermediation	—	75	—	1,959	—	2,034	12,564

Total liabilities	—	272	481	9,413	489,273	499,439	263,035

BANCO MACRO S.A. AND SUBSIDIARIES

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	Total 2012	Total 2011

MEMORANDUM ACCOUNTS

Debit balance accounts - Contingent	—	—	—	—	64,596	64,596	5,875

Debit balance accounts - Control	—	—	11,270	—	278,727	289,997	163,021

Credit balance accounts - Contingent	923	—	—	2,213	—	3,136	3,136

Credit balance accounts – Derivatives (2)	—	—	—	—	2,060	2,060	1,744

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	Total 2012	Total 2011	Total 2010

INCOME (LOSS)

Financial income	964	—	—	745	21,849	23,558	1,868	2,901

Financial expense	(413)	—	—	—	(12,533)	(12,946)	(16,641)	(6,520)

Service-charge income	28	1	1	1,177	4,424	5,631	1,429	1,149

Service-charge expense	—	—	—	—	—	—	(1,162)	—

Administrative expenses	(12)	(1,089)	—	—	—	(1,101)	(835)	—

Other income	9,291	—	—	—	438	9,729	8,076	6,427

Other expense	—	—	—	—	—	—	(208)	—

Total income / (loss)	9,858	(1,088)	1	1,922	14,178	24,871	(7,473)	3,957

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.
(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2012, 2011 and 2010, although there is no position for these transactions, the net intermediation income from such transaction generated earnings for the year of around 2, 98 and 32, respectively.

Additionally, the ANSES -National Social Security Administration (as manager of the “Fondo de Garantía de Sustentabilidad” or Sustainability Guarantee Fund), held (i) 30.97% of the capital stock of the Bank, and (ii) since the issuance of Emergency Decree N° 441 (April, 2011), 28.79% of votes. In accordance with FASB ASC 850, from April 2011, the Sustainability Guarantee Fund is considered other related party.

Thus, as of December 31, 2012 and 2011, the Bank recorded time deposits made by ANSES (as manager of the Sustainability Guarantee Fund), for an amount of 2,289,734 and 1,768,358, respectively. In addition, the Bank recorded interest for such time deposits in “Financial Expense” for an amount of 196,288, 200,998 and 203,488 for the years ended December 31, 2012, 2011 and 2010, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

9.	CAPITAL STOCK

As of December 31, 2012, 2011 and 2010, the legal capital structure is as follows:

SHARES			CAPITAL STOCK
Class	Number	Votes per share	Issued and outstanding	In treasury	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	11,236

Registered Class B shares of common stock	583,249,498	1	583,249	—	583,249

Total 2010	594,485,168		594,485	—	594,485

Acquired Registered Class B shares of common stock (1)	—	1	(10,000)	10,000	—

Total 2011	594,485,168		584,485	10,000	594,485

Total 2012	594,485,168		584,485	10,000	594,485

As of December 31, 2012:

Registered Class A shares of common stock	11,235,670	5	11,236	—	11,236

Registered Class B shares of common stock (1)	583,249,498	1	573,249	10,000	583,249

Total 2012	594,485,168		584,485	10,000	594,485

(1)	As mentioned in Note 2, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. On September 15, 2011, the Board of Directors decided to repurchase its own common registered Class B shares. In consequence, during fiscal year 2011, the Bank acquired a total of 10,000,000 Class B shares of common stock, with a face value of Ps 1 and entitled to one vote for a total amount of 92,919.

In addition, net income per common share for the fiscal years ended December 31, 2012, 2011 and 2010, was computed by dividing net income by the weighted average number of outstanding common shares for each year.

10.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

				As of December, 31
Class	Original face value		Remaining of face value as of 12/31/2012	2012	2011

Subordinated - Class 1	USD 150,000,000	a.1)	USD 150,000,000	740,192	647,753
Non-subordinated - Class 2	USD 150,000,000	a.2)	USD 106,395,000	541,705	474,054
Non-subordinated - Class 3	USD 100,000,000	a.3)		—	198,478

Total				1,281,897	1,320,285

BANCO MACRO S.A. AND SUBSIDIARIES

Maturities of the corporate bonds as of December 31, 2012, are as follows:

Fiscal Year	Amounts

2013	21,126
2017	523,176
2036	737,595

Total	1,281,897

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

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

•

In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576 (see Note 4.5.q.3)).

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

a.3)	On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. The Bank used the funds derived from such issuance to grant loans. Upon maturity on June 7, 2012, the Bank repaid the full 197,066 amount of the residual value of this liability.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in a.1) through a.3).

11.	ITEMS IN CUSTODY

11.1.	Portfolio Management

Item		Managed portfolio as of
		12/31/2012	12/31/2011
•	On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector,	14,053	14,196

•	On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed,	42,274	42,520

•	On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such Agency and the former Bank,	89,477	67,688

•	On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”,	77,767	79,480

•	On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio,	58,085	58,166

•	On November 22, 2012, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trust “SECANE”; in the trust agreement the trustor assumes the role of collection agent, administration and custodian,	93,566	—

•	On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	16,163	16,759

•	On October 30, 2012, the Bank, Banco de Valores S.A. and Banco del Tucumán S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	86,332	—

•	Other manager portfolios.	96,086	71,517

Total		573,803	350,326

BANCO MACRO S.A. AND SUBSIDIARIES

11.2.	Mutual Funds

As of December 31, 2012, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Assets (a)

Pionero Pesos	326,311,961	540,302	401,000
Pionero Renta Ahorro	122,767,869	258,876	245,524
Pionero FF	146,170,058	269,037	260,407
Pionero Renta	43,198,378	192,275	190,066
Pionero Acciones	1,225,855	3,309	3,225
Pionero Renta Dólares	11,770	28	—
Pionero Empresas FCI Abierto PYMES	100,000	104	101
Pionero Consumo	100,000	99	—
Argenfunds Ahorro Pesos	184,863,777	203,731	202,519
Argenfunds Renta Privada	134,337,685	139,254	140,565

Total	959,087,353	1,607,015	1,443,407

(a)	“Memorandum accounts – Debit-balance accounts – Control – Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.8289% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10,539 of February 28, 2013.

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

As of December 31, 2012 and 2011, the amounts recorded in the Bank’s consolidated financial statements for certificates of participation (net of allowances for 223,832 and 232,512, respectively) and debt securities held in financial trusts under “Other receivables from financial intermediation - Other receivables not covered by debtors classification regulations”, amounted to:

Financial trust	2012	2011
Certificates of participation:

TST & AF (a)	110,576	104,255
Frávega Créditos I and II (b)	50,977	—
Other	28,152	13,979

Subtotal certificates of participation	189,705	118,234

Debt securities:

Underwriting agreements (c)	238,182	86,396
Loma Blanca (d)	76,350	60,637
Other (e)	111,740	130,984

Subtotal debt securities	426,272	278,017

Total interest in trusts (1)	615,977	396,251

(1)	See also Note 23.

(a)	TST & AF Trust

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

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of.

The Trust issued certificates of participation with economic rights proportional to the capital invested by each Beneficiary. However, the trust is controlled jointly by all certificate-of-participation holders.

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

As of December 31, 2012 and 2011, Banco Macro S.A. is the beneficiary of 100% of the certificates of participation issued by the trust, respectively (see Note 13.1.(e) v)).

According to the latest accounting information available as of the date of the issuance of these consolidated financial statements, the corpus assets amounted to about 119,259.

(b)	Frávega Créditos I and II Trusts.

On June 28, and December 20, 2012, Frávega S.A.C.I. e I. as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into two trust agreements called Frávega Créditos I and Frávega Créditos II, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

BANCO MACRO S.A. AND SUBSIDIARIES

The purpose of both trusts is to pay the certificates of participation in full once the loans transferred by the trustor (unrelated party) have been collected (securitization transaction).

The Class “A” certificates are considered debt instrument without any significant risk associated. The Class “B” certificates are considered equity instruments exposure to the credit risk of the loans portfolio. Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

As of December 31, 2012, the Bank (investor) is the beneficiary of 100% of the Class “A” certificates of participation issued by the trusts Frávega Créditos I and Frávega Créditos II.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets totaled around 81,903.

(c)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom and Pvcred, among others). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(d)	Loma Blanca Trust

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into a trust agreement called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, province of Chubut. The trust revenues arise mainly from collecting cash flow of Corporate Bonds (corpus assets).

The Class “A” and “B” certificates are considered debt instrument without any significant risk associated.

As of the date of issuance of these consolidated financial statements, the Class “A” debt securities acquired by the Bank account for 14% of the trust issues. The final amortization of such debt securities will operate on March 16, 2016.

According to the latest accounting information available, the corpus assets totaled around 500,845.

(e)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976-01: the trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust: the trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

iii)	TATSA (formerly SAETA): It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of December 31, 2012, the Bank is a direct beneficiary of 100% of the debt securities and certificates of participation included in “Others”, issued by the trust.

iv)	Galtrust I financial Trust: it manages investments in federal government securities for the purpose of settling the securities issued by the trust.

v)	San Isidro Trust: the trust manages investments in real property for the purpose of developing a project. The Trust issued debt and equity instruments to finance the project. In 2012, the Trust cancelled the debt instruments. As of December 31, 2012 and 2011, the Bank holds the 100% of the instruments issued by the Trust (directly or through TST&AF).

BANCO MACRO S.A. AND SUBSIDIARIES

13.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier.

As of October 11, 2012, the Bank transferred personal loans (a performing loans portfolio) amounted to 98,675.

The Class “A” and “B” certificates are considered debt instrument without any significant risk associated. The certificates of participation are considered equity instruments exposure to the credit risk of the loans portfolio. Upon expiration of the trusts, the holders of the certificates of participation will receive the remaining receivables. The Bank holds the 100% of the certificates of participation issued by the trust (Tucuman Personal I financial trust) amounted to 1,270.

As of December 31, 2012, and 2011, considering to the latest accounting information available the managed assets through trustees amount to 93,723 and 6,957, respectively.

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

As of December 31, 2012, and 2011, the managed assets amount to 667,866 and 301,857, respectively.

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

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

BANCO MACRO S.A. AND SUBSIDIARIES

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other trusts manage specific assets, mainly real property.

As of December 31, 2012, and 2011, the managed assets amount to 1,127,622 and 1,000,530, respectively.

14.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

15.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be appropriated to Legal Reserve. Consequently, the Shareholders’ Meeting held on April 11, 2013, decided to apply 298,724 out of unappropriated retained earnings to increase such legal reserve.

b)	As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in Note 10.a.1) and as established by Central Bank Communiqué “A” 4576 the Shareholders’ Meeting held on April 11, 2013, decided to appropriate 71,916 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2013.

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
period(s).

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting shall specifically decide on how to use the retained earnings resulting from the consolidated financial statements subjected to its consideration.

e)	Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount and deducting the abovementioned adjustments. Finally by the application of Central Bank provisions, it has not been for the Bank possible to distribute dividends. In addition, the bank applies 1,770,681 out of “unappropriated retained earnings” to set an optional reserve for future distributions of earnings, as established in Central Bank Communiqué “A” 5273.

BANCO MACRO S.A. AND SUBSIDIARIES

Subsequently, on April 11, 2013, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, (i) the compensation paid to the Directors amounting to 62,510 and (ii) the write off of payments made on behalf of shareholders for their personal assets tax for an amount of 15,234.

16.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant effective claims arising from those reviews are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that as yet has not been resolved and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

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

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank approved the creation of a Risk Management Committee, the duties of which include ensuring that an independent risk management be established, coordinating the management of the various types of risks and the respective persons in charge.

In this regard, the coordination of the Committee includes the heads of financial risk, credit risk and operational risk, which are in charge of implementing the guidelines contained in the Risk Management framework policy.

The Risk Management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts. The process also includes the guidelines for developing stress tests, which began to be performed in current fiscal year based on an Action Plan approved by the Risk Management Committee.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational risks).

BANCO MACRO S.A. AND SUBSIDIARIES

Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as Grupo Macro being unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of incurring losses in on- and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by Central Bank Communiqué “A” 5203 and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, manage and control the applicable risks.

The Risk heads will report to the Assets and Liabilities (CAP) and the Risk Management Committees on a monthly basis on the financial risk exposure and the effects that may be caused in the Bank’s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy limits.

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory conditions, among other.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank evaluates the liquidity risk situation through different tools, some of which include:

•

Liquidity Test: this is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business.

•	Stress Tests: used to quantify the impact of individual or systemic illiquidity scenarios.

•

Mismatch control: the Risk Management Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

•

Assets and Liabilities Assumptions: in the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Market risk is evaluated by computing the value at risk (VAR), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

The tool used for the interest rate risk is the computation of income at risk, which is used for measuring the risk of portfolios that accrue interest, measuring the impact of an adverse change in interest rates on income.

The Contingency Plans were adjusted during current fiscal year based on the Action Plan approved by the Risk Management Committee.

Credit risk

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies the purpose of which is to ensure risks fall within a risk tolerance level decided by the Board of Directors and the tolerance level established the Central Bank regulations effective to this end.

The Credit Risk Department is in charge of applying the policies, managing and monitoring the exposure to risk. Regulations, procedures and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of customers in question.

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

It should be noted that by including the Legal Recovery Department within the Credit Risk structure, the Bank managed to integrate the legal recovery proceedings with the rest of the risk stages, increasing the efficiency of the processes completing the credit cycle.

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, the Department has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to curb the credit risks.

Pursuant to the guidelines of Central Bank Communiqué “A” 5203, related to risk management, the following systems for managing credit risk were also adjusted and updated:

•

Depository of financial statements and quantitative and qualitative information on corporate customers for the purpose of unifying and homogenizing the historical data of qualified customers, while creating a data reservoir that allows for the improvement of the control processes and grants access to the necessary information for implementing expected loss and rating models.

•

Rating and scoring models that allow assigning a credit rating to each client, assessing the risk/profit relationship for each transaction and customer, and preparing follow-up guidelines, estimating probabilities of default.

•	Implementation of specific software for modeling information and decision engines to process scoring and rating models at the stipulated frequency.

•	Definition of policies, Credit Risk Tolerance Limits and action plans in case of excess or contingency situations.

•	These projects will be accompanied by changes in the Risk Department and the strengthening thereof through the addition of human resources and specific training.

Stress Tests

The development of the Stress Test Program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also provides for the development of a Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

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

The Bank has policies, procedures and structures, appointing a Head of Operational Risk. There is a Risk Management Committee, which main mission is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

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

During fiscal year 2012, the Bank began working on a quantitative approach to measure Operational Risk and Technological Risk, which includes:

•	assessing all relevant processes;

•	integrating the operational and technological risk assessment models;

•	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

BANCO MACRO S.A. AND SUBSIDIARIES

•	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

•

the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

•

the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management; and

•	the methodology through which the IT areas identify, assess, control and report the risks related to the Bank’s information assets.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentive policy to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

18.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro S.A.’s business activity is governed by Financial Institutions Law No. 21.526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 – Guidelines for Corporate Governance in Financial Institutions.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through Resolution No. 606/12, the CNV approved the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the Bank´s website and that of such enforcement agency.

This regulation reinforces the notions contained in Presidential Decree No. 677/01 on the public offering transparency system (published in the Official Bulletin on May 28, 2001), establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Communiqué “A” 5293 are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of thirteen members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Five directors are independent, according to the guidelines set by CNV regulations, section 4, chapter XXI, and the provisions of Central Bank Communiqué “A” 5201.

BANCO MACRO S.A. AND SUBSIDIARIES

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting the authorization to the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

•	Ownership structure

As of December 31, 2012, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	20.40	22.32

Carballo Delfín Jorge Ezequiel	18.79	20.53

ANSES FGS (Sustainability Guarantee Fund) under Law No. 26.425	30.97	28.79

Grouped shareholders (Argentine stock exchanges)	10.72	10.58

Grouped shareholders (foreign stock exchanges)	19.12	17.78

•	Organizational structure

Senior management

Two deputy general managers report to the Executive Committee; one is in charge of the commercial areas and the other is in charge of the operating areas. Six first-line managers report to each deputy general manager. Additionally, the Bank has ten staff areas reporting directly to the Executive Committee.

Committees

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank’s activities and appoint its members. The following committees currently operate in the Bank:

Committee	Roles
Audit Committee	They are established in section 15 of Presidential Decree No. 677/2001 – Public Offering Transparency System.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

BANCO MACRO S.A. AND SUBSIDIARIES

Committee (Contd.)	Roles
Risk Management Committee	The Risk Management Committee is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.
Legal Recovery Department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

We have a broad network of branches (399) throughout Argentina.

Subsidiaries

We carry out certain transactions through its subsidiaries, which are identified in Note 4.1 to the Bank’s consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 13, respectively.

•	Incentive practices

We have a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The incentives system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank and the prudent assumption of risks.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

BANCO MACRO S.A. AND SUBSIDIARIES

•	Role of financial agent

The Bank is the financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán S.A. is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 3.1 through 3.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, the Bank complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine Business Associations Law No. 19.550), specific applicable regulations (Decree No. 677/01), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on related parties transactions in Notes to the consolidated financial statements. Such transactions are carried out under usual market conditions. See also Note 8.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (Información institucional” - Institutional information -and “Inversores” – Investors) and, additionally, some guidelines are disclosed in other Notes and exhibits to these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

19.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2012	2011
ASSETS
Cash	3,618,443	2,004,258
Government and private securities	617,835	2,267,717
Loans	2,518,003	2,943,948
Other receivables from financial intermediation	483,814	2,633,666
Receivables from financial leases	31,487	45,453
Investments in other companies	700	623
Other receivables	123,673	50,337

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2012	2011
ASSETS (contd.)
Items pending allocation	1,098	588

Total	7,395,053	9,946,590

LIABILITIES

Deposits	3,324,701	4,418,805
Other liabilities from financial intermediation	1,210,590	2,944,855
Other liabilities	8,364	6,877
Subordinated Corporate Bonds	740,192	647,753
Items pending allocation	47	13

Total	5,283,894	8,018,303

20.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

“Cash” includes interest-bearing deposits in foreign banks totaling 616,509 and 420,222 as of December 31, 2012 and 2011, respectively.

Those interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.42% and 0.69% as of December 31, 2012 and 2011, respectively.

In 2012 and 2011 the deposits with the Central Bank and other Banks did not bear any interest.

21.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2012	2011
GOVERNMENT SECURITIES

Government securities at market value
In pesos:
Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	545,833	196,511
Federal Government bonds at Badlar Private + 3.00% - Maturity: 2015	115,708	—
Secured bonds under Presidential Decree 1,579/02 at 2% - Maturity: 2018	59,140	173,871
Federal Government bonds at Badlar Private + 3.50% – Maturity: 2013	47,130	46,062
Consolidation bonds of social security payables – Fourth Series – Maturity: 2014	5,328	8,740
GDP – Related Securities – Maturity: 2035	3,734	—
Discount bonds – Maturity 2033 at 5.83%	3,064	133,624
Federal Government bonds at 2% – Maturity: 2014	3,044	3,683
Federal Government bonds at variable rate – Maturity: 2013	2,763	5,121
Consolidation bonds– 6° series – Maturity: 2024	—	2,304
Par bonds at variable rate – Maturity: 2038	—	1,072
Other	632	1,344

Subtotal Government securities at market value - In pesos	786,376	572,332

In foreign currency:
Treasury Bill – Maturity: 01-10-2013	314,705	—
Treasury Bill – Maturity: 01-24-2013	49,172	—
Treasury Bill – Maturity: 03-14-2013	24,585	—
Debt Securities at 12% Córdoba Province – Maturity: 2017	18,000	16,275
Federal Government bonds at 7% - Maturity: 2013	10,260	—
Federal Government bonds at 7% – Maturity: 2015	7,407	633
Federal Government bonds at 7% – Maturity: 2017	113	2,934
Treasury Bill – Maturity: 04-19-12	—	215,147
Argentine Republic Global International bonds – Maturity: 2017	—	34
Federal Government bonds at Libor – Maturity: 2013	—	23
Other	44	21,119

Subtotal Government securities at market value – In foreign currency	424,286	256,165

Subtotal Government securities at market value	1,210,662	828,497

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2012	2011
GOVERNMENT SECURITIES (contd.)
Government securities at amortized cost
In pesos:
Province of Buenos Aires Treasury bill – Maturity: 01-31-2013	51,819	—
Province of Buenos Aires Treasury bill – Maturity: 06-06-2013	51,525	—
Province of Entre Ríos government debt securities Series II Class A – Maturity: 03-26-2013	25,757
Province of Chubut Treasury Bills Serie III – Maturity 05-24-2013	20,396
Province of Chaco Treasury Bills – Maturity: 03-14-2013	19,526	—
Province of Entre Rios government debt securities Series II Class A – Maturity 02-26-2013	5,053	—
Province of Tucumán bonds – First series – Maturity: 2018	2,775	2,846
Other	—	103,616

Subtotal Government securities at amortized cost – In pesos	176,851	106,462

In foreign currency:
Secured Province of Neuquén Treasury Bills Class I – Maturity 05-23-2014	146,341	—
Debt Securities Series II Fixed rate for 360-day term secured – Maturity 03-26-2013	25,010
Province of Tucumán bonds - Second series at 9,45% – Maturity: 2015	4,972	6,425

Subtotal Government securities at amortized cost – In foreign currency	176,323	6,425

Subtotal Government securities at amortized cost	353,174	112,887

Instruments issued by the Central Bank of Argentina (1)
In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs/ Nobacs)	35,040	39,455
Unlisted Central Bank of Argentina bills and notes (Lebacs/ Nobacs)	90,843	246,236

Subtotal instruments issued by Central Bank of Argentina	125,883	285,691

Securities under reverse repurchase agreements (1)
In pesos:
Unlisted Central Bank bills and notes (Lebacs/ Nobacs)	270,659	932,367
Listed Central Bank bills of Argentina and notes (Lebacs/ Nobacs)	216,347	85,813
Discount bonds – Maturity: 2033 at 5.83%	59,815	30,231
Consolidation bonds – 6° series at 2%	38,628	8,458
Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	21,040	30,740
Secured bonds under Presidential Decree No. 1,579/02 at 2%	12,509	12,585
Federal Government bonds at Badlar + 3.00% – Maturity: 2015	8,336	6,171
GDP - Related Securities – Maturity: 2035	—	46,936

Subtotal securities under repurchase agreements – In pesos	627,334	1,153,301

In foreign currency:
Federal Government bonds at 7% - Maturity: 2015	3,077	—
Federal Government bonds at 7% - Maturity: 2017	2,885	—
Federal Government bonds at 7% at Libor - Maturity: 2013	70	—
Federal government bonds at 7% – Maturity: 2013	—	1,992,625

Subtotal securities under repurchase agreement – In foreign currency	6,032	1,992,625

Subtotal securities under repurchase agreement	633,366	3,145,926

Total government securities	2,323,085	4,373,001

PRIVATE SECURITIES

Investments in listed private securities – Shares (1)
In pesos:
Grupo Financiero Galicia S.A.	8,414	5,347
IRSA Inversiones y Representaciones S.A.	384	372
Tenaris S.A.	1	—
Pampa Energía S.A.	—	5,640

Subtotal listed private securities – Shares - In pesos	8,799	11,359

In foreign currency:
Petroleo Brasileiro S.A. Petrobras	11, 194	12,502

Subtotal listed private securities – Shares - In foreign currency	11,194	12,502

Total private securities	19,993	23,861

Total government and private securities	2,343,078	4,396,862

(1)	They were valued at market value, except for “Unlisted Central Bank bills and notes (Lebacs/Nobacs)” which were value at amortized cost.

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value

GOVERNMENT SECURITIES

Government securities at market value
In pesos:	101,539	675,611	2,384	6,842	—	786,376

Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	—	545,833	—	—	—	545,833
Federal Government bonds at Badlar Private + 3.00% - Maturity: 2015	38,554	77,154	—	—	—	115,708
Secured bonds under Presidential Decree 1,579/02 at 2% - Maturity: 2018	7,658	49,227	2,255	—	—	59,140
Federal Government bonds at Badlar Private + 3.50% – Maturity: 2013	47,130	—	—	—	—	47,130
Consolidation bonds of social security payables – Fourth Series – Maturity: 2014	3,745	1,583	—	—	—	5,328
GDP – Related Securities – Maturity: 2035	—	—	—	3,734	—	3,734
Discount bonds – Maturity 2033 at 5.83%	—	—	—	3,064	—	3,064
Federal Government bonds at 2% – Maturity: 2014	1,522	1,522	—	—	—	3,044
Federal Government bonds at variable rate – Maturity: 2013	2,763	—	—	—	—	2,763
Other	167	292	129	44	—	632

In foreign currency:	402,335	21,921	—	30	—	424,286

Treasury Bill – Maturity: 01-10-2013	314,705	—	—	—	—	314,705
Treasury Bill – Maturity: 01-24-2013	49,172	—	—	—	—	49,172
Treasury Bill – Maturity: 03-14-2013	24,585	—	—	—	—	24,585

Debt Securities at 12% Córdoba Province – Maturity: 2017	3,600	14,400	—	—	—	18,000
Federal Government bonds at 7% - Maturity: 2013	10,260	—	—	—	—	10,260
Federal Government bonds at 7% – Maturity: 2015	—	7,407	—	—	—	7,407
Federal Government bonds at 7% – Maturity: 2017	—	113	—	—	—	113
Other	13	1	—	30	—	44

Government securities at amortized cost
In pesos:	174,435	2,310	106	—	—	176,851

Province of Buenos Aires Treasury bill – Maturity: 01-31-2013	51,819	—	—	—	—	51,819
Province of Buenos Aires Treasury bill – Maturity: 06-06-2013	51,525	—	—	—	—	51,525
Province of Entre Ríos government debt securities Series II Class A – Maturity: 03-26-2013	25,757	—	—	—	—	25,757
Province of Chubut Treasury Bills Serie III – Maturity 05-24-2013	20,396	—	—	—	—	20,396
Province of Chaco Treasury Bills – Maturity: 03-14-2013	19,526	—	—	—	—	19,526
Province of Entre Rios government debt securities Series II Class A – Maturity 02-26-2013	5,053	—	—	—	—	5,053
Province of Tucumán bonds – First series – Maturity: 2018	359	2,310	106	—	—	2,775

In foreign currency:	26,667	149,656	—	—	—	176,323

Secured Province of Neuquén Treasury Bills Class I – Maturity 05-23-2014	—	146,341	—	—	—	146,341
Debt Securities Series II Fixed rate for 360-day term secured – Maturity 03-26-2013	25,010	—	—	—	—	25,010
Province of Tucumán bonds - Second series at 9,45% – Maturity: 2015	1,657	3,315	—	—	—	4,972

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value

GOVERNMENT SECURITIES (contd.)

Instruments issued by the Central Bank of Argentina – In pesos:	125,883	—	—	—	—	125,883

Listed Central Bank of Argentina bills and notes (Lebacs/ Nobacs)	35,040					35,040
Unlisted Central Bank of Argentina bills and notes (Lebacs / Nobacs)	90,843					90,843

Securities under repurchase agreement
In pesos:	627,334	—	—	—	—	627,334

Unlisted Central Bank bills and notes (Lebacs / Nobacs)	270,659	—	—	—	—	270,659
Listed Central Bank bills of Argentina and notes (Lebacs/ Nobacs)	216,347	—	—	—	—	216,347
Discount bonds – Maturity: 2033 at 5.83%	59,815	—	—	—	—	59,815
Consolidation bonds – 6° series at 2%	38,628	—	—	—	—	38,628
Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	21,040	—	—	—	—	21,040
Secured bonds under Presidential Decree No. 1,579/02 at 2%	12,509	—	—	—	—	12,509
Federal Government bonds at Badlar + 3.00% – Maturity: 2015	8,336	—	—	—	—	8,336
GDP - Related Securities – Maturity: 2035

In foreign currency:	6,032	—	—	—	—	6,032
Federal Government bonds at 7% - Maturity: 2015	3,077	—	—	—	—	3,077
Federal Government bonds at 7% - Maturity: 2017	2,885	—	—	—	—	2,885
Federal Government bonds at 7% at Libor - Maturity: 2013	70	—	—	—	—	70

Total government securities	1,464,225	849,498	2,490	6,872	—	2,323,085

PRIVATE SECURITIES

Investments in listed private securities
In pesos:	—	—	—	—	8,799	8,799

Grupo Financiero Galicia S.A.	—	—	—	—	8,414	8,414
IRSA Inversiones y Representaciones S.A.	—	—	—	—	384	384
Tenaris S.A.	—	—	—	—	1	1

In foreign currency:	—	—	—	—	11,194	11,194

Petroleo Brasileiro S.A. Petrobras	—	—	—	—	11,194	11,194

Total private securities	—	—	—	—	19,993	19,993

Total government and private securities	1,464,225	849,498	2,490	6,872	19,993	2,343,078

22.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

BANCO MACRO S.A. AND SUBSIDIARIES

The classification of the loan portfolio in this regard was as follows:

	As of December 31,
Description	2012	2011
Non-financial government sector	586,557	336,189
Financial sector	299,250	343,282
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	598,045	483,905
- With Senior “B” guarantees	1,874,233	1,481,441
- Without Senior guarantees	9,854,811	7,916,043
Consumer
- With Senior “A” guarantees	50,366	31,840
- With Senior “B” guarantees	1,205,096	828,446
- Without Senior guarantees	17,621,395	13,496,336

Less: Allowance	(887,156)	(599,224)

Total loans, net of allowance	31,202,597	24,318,258

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2012	2011
Argentina	32,003,233	24,910,146
British Virgin Islands	66,683	—
Uruguay	18,989	1,950
Bolivia	409	—
Hong Kong	287	—
United States of America	60	1,929
France	57	14
Spain	22	4
Algeria	9	8
Peru	4	—
Italy	—	1,585
Chile	—	894
Australia	—	579
Bahamas	—	202
Switzerland	—	171
Less: Allowance	(887,156)	(599,224)

Total loans, net of allowances	31,202,597	24,318,258

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2012	2011
Retail loans	13,432,743	10,611,776
Agricultural livestock- Forestry-Fishing- Mining - Hunting	4,191,012	3,201,824
Foodstuff and beverages	2,393,940	1,178,894
Retail and consumer products	2,260,041	1,840,756
Other services	1,920,122	2,321,258
Construction	1,594,771	1,456,323
Transportation, storage and communications	871,237	565,384
Chemicals	883,970	441,458
Governmental services	764,150	480,892
Financial Services	760,903	691,460

BANCO MACRO S.A. AND SUBSIDIARIES

Economic Activity (Contd.)	2012	2011

Manufacturing and wholesale	754,009	603,487
Real estate, business and leases	527,821	383,209
Electricity, oil, water	210,974	190,792
Hotels and restaurants	93,902	39,261
Other	1,430,158	910,708

Total loans	32,089,753	24,917,482
Less: Allowance	(887,156)	(599,224)

Total loans, net of Allowance	31,202,597	24,318,258

23.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION

The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

	As of December 31,
Description	2012	2011

Without preferred guarantees	2,430,619	1,969,637
With preferred guarantees	182,745	2,765,603
Allowances	(233,123)	(238,712)

	2,380,241	4,496,528

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

	As of December 31,
Description	2012	2011

Corporate bonds — Unlisted (1)	141,560	313,656
Certificates of participation in financial trusts — Unlisted (1)	413,537	350,746
Debt securities in financial trusts — Unlisted	426,272	278,017

Total investments in unlisted private securities	981,369	942,419

(1)	As of December 31, 2012 and 2011, the Bank booked allowances for impairment in value amounting to 229,866 and 235,858, respectively (see also Note 26).

As of December 31, 2012, maturities for the private securities disclosed above are as follows:

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date		Total

Corporate bonds —Unlisted	14,036	118,675	8,659	—	190		141,560

Certificates of participation in financial trusts —Unlisted	59,906	128,667	—	1,132	223,832	(1)	413,537

Debt securities in financial trusts —Unlisted	284,686	132,252	9,334	—	—		426,272

Total investments in unlisted private securities	358,628	379,594	17,993	1,132	224,022		981,369

(1)	As of December 31, 2012 the Bank booked allowances for impairment in value amounting to 223,832.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2012	2011

Amounts receivable from spot and forward sales pending settlement

Receivables from repurchase agreements of government securities	642,462	1,233,020
Receivable from spot sales of government and private securities pending settlement	55,392	41,187
Receivables from spot sales of foreign currency settlement	—	5,592

	697,854	1,279,799

Securities and foreign currency receivable from spot and forward purchases pending settlement

Forward purchases of securities under repurchase agreements	187,731	26,961
Spot purchases of government and private securities pending settlement	2,227	18,202
Spot purchases of foreign currency pending settlement	—	5,591
Other spot purchases pending settlement	26,186	—

	216,144	50,754

Amounts payable for spot and forward purchases pending settlement

Payables for forward purchases of securities under repurchase agreements	156,722	24,795
Payables for spot purchases of government securities pending settlement	132	7,190
Payables for spot purchase pending settlement	45,459	—
Payables for spot purchases of foreign currency pending settlement and forward purchases of foreign currency	—	5,592
Other payables	—	28,523

	202,313	66,100

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	695,137	3,259,368
Spot sales of government and private securities pending settlement	44,593	26,085
Forward sales of foreign currency pending settlement	—	5,612

	739,730	3,291,065

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 4.5.h). The fair value of these instruments was:

	End-of-year fair value
Description	2012	2011

Assets	216,116	51,042
Liabilities	739,702	3,289,531

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

BANCO MACRO S.A. AND SUBSIDIARIES

24.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

24.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
Description	Estimated useful life (years)	2012	2011

Buildings	50	524,977	473,397
Furniture and facilities	10	172,609	148,084
Machinery and equipment	5	552,913	480,448
Vehicles	5	60,089	50,778
Other	—	1,265	1,521
Accumulated depreciation		(657,851)	(578,818)

Total		654,002	575,410

Depreciation expense was 85,037, 72,972 and 58,285 as of December 31, 2012, 2011 and 2010, respectively.

24.2	Other assets

Other assets consisted of the following as of December 31, 2012 and 2011:

	As of December, 31
Description	Estimated useful life (years)	2012	2011

Works in progress	—	55,557	22,548
Works of art	—	1,196	1,239
Prepayments for the purchase of assets	—	13,256	2,639
Foreclosed assets	50	6,064	10,489
Leased buildings	50	605	3,893
Stationery and office supplies	—	10,712	9,465
Other assets (1)	50	194,602	194,413
Accumulated depreciation		(13,547)	(14,987)

Total		268,445	229,699

(1)	Mainly includes a real property acquired to be used in the normal course of business.

Depreciation expense was 2,065, 2,152 and 2,032 as of December 31, 2012, 2011 and 2010, respectively.

24.3	Operating Leases

As of December 31, 2012, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

BANCO MACRO S.A. AND SUBSIDIARIES

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2013	48,274
2014	35,622
2015	21,693
2016	10,677
2017	4,072
2018 and after	6,669

Total	127,007

As of December 31, 2012, 2011 and 2010, rental expenses amounted to 58,894, 51,364 and 40,526, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

25.	INTANGIBLE ASSETS

25.1	Goodwill:

As of December 31, 2012 and 2011 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2012	2011

Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 12,158 as of December 31, 2012 (a)	10	6,086	7,913
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 42,377 as of December 31, 2012 (b)	10	23,665	30,269
Goodwill for the purchase of Banco Privado de Inversiones S.A., net of accumulated amortization of 13,115 as of December 31, 2012 (c)	10	43,090	48,711

Total		72,841	86,893

(a)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

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

Amortization expense on goodwill was 14,052, 14,052 and 10,305 as of December 31, 2012, 2011 and 2010, respectively.

25.2.	Organization and development costs:

As of December 31, 2012 and 2011, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2012	2011

Differences due to courts orders – deposits dollarization’s (a)	5	—	51,183
Cost from information technology projects (b)	5	156,360	123,433
Organizational cost (c)	5	1,676	1,718
Other capitalized cost	5	57,654	56,291

Total		215,690	232,625

(a)	Under Central Bank rules, the Bank records exchange differences related to payments and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decisions mentioned in Note 4.5.l.2).
(b)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.
(c)	Under Central Bank rules, the Bank records cost inherent to the set up and organization of the Bank.

Amortization expense was 132,549, 78,083 and 60,748 as of December 31, 2012, 2011 and 2010, respectively, which was recorded in Administrative expenses and Other expenses.

Intangible assets changed as follows during fiscal years ended December 31, 2012, 2011 and 2010:

	Fiscal year ended December 31,
	2012	2011	2010

Balance at the beginning of the fiscal year	319,518	297,297	210,574
Additions	117,978	114,389	157,940
Decreases	(2,364)	(33)	(164)
Amortization expense (1)	(146,601)	(92,135)	(71,053)

Balance at the end of the fiscal year	288,531	319,518	297,297

(1)	See Note 29.

BANCO MACRO S.A. AND SUBSIDIARIES

26.	ALLOWANCES AND PROVISIONS

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

	As of December 31, 2012
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year

Allowances
- Loans	599,224	688,966	(24,495)	(376,539)	887,156
- Other receivables from financial intermediation	238,712	7,044	(7,529)	(5,104)	233,123
- Receivables from financial leases	5,620	1,147	(98)	(70)	6,599
- Investment in other companies	2,129	84	(834)	—	1,379
- Other receivables	12,908	1,512	(729)	(4,409)	9,282

Total of allowances	858,593	698,753	(33,685)	(386,122)	1,137,539

Provisions
- Granted guarantees	24	—	(19)	—	5
- Other loss contingencies	98,038	39,468	(390)	(22,550)	114,566
- Difference from court deposit dollarization	14,754	2,433	—	(75)	17,112

Total of provisions	112,816	41,901	(409)	(22,625)	131,683

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31, 2011
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year

Allowances
- Government and private securities	3	—	—	(3)	—
- Loans	514,910	290,651	(26,877)	(179,460)	599,224
- Other receivables from financial intermediation	237,513	5,792	(3,097)	(1,496)	238,712
- Receivables from financial leases	6,021	590	(991)	—	5,620
- Investment in other companies	1,676	963	(510)	—	2,129
- Other receivables	12,961	6,849	(343)	(6,559)	12,908

Total of allowances	773,084	304,845	(31,818)	(187,518)	858,593

Provisions
- Granted guarantees	784	—	(758)	(2)	24
- Other loss contingencies	90,573	38,015	(4,958)	(25,592)	98,038
- Difference from court deposit dollarization	14,473	1,403	—	(1,122)	14,754

Total of provisions	105,830	39,418	(5,716)	(26,716)	112,816

	As of December 31, 2010
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year

Allowances
- Government and private securities	44	6	(47)	—	3
- Loans	448,045	254,010	(28,747)	(158,398)	514,910
- Other receivables from financial intermediation	231,219	11,756	(3,458)	(2,004)	237,513
- Receivables from financial leases	3,649	3,298	(926)	—	6,021
- Investment in other companies	1,497	277	(98)	—	1,676
- Other receivables	10,885	3,408	(981)	(351)	12,961

Total of allowances	695,339	272,755	(34,257)	(160,753)	773,084

Provisions
- Granted guarantees	966	—	(182)	—	784
- Negative goodwill	483	—	(483)	—	—
- Other loss contingencies	66,847	34,492	(509)	(10,257)	90,573
- Difference from court deposit dollarization	19,979	2,194	(87)	(7,613)	14,473

Total of provisions	88,275	36,686	(1,261)	(17,870)	105,830

Under Central Bank rules provision for loan losses includes provision for “loans”, “other receivables for financial intermediation” and “receivables from financial leases”.

27.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

27.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2012 and 2011 is 14,073,974 and 11,510,473, respectively.

27.2	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2012			As of December 31, 2011
	Principal	Interest and CER adjustments	Rate	Principal	Interest and CER adjustments	Rate
Short–term liabilities	3,856	136	1.00%	2,392	39	0.00%
Long–term liabilities	17,727	6	8.88%	6,714	10	8.57%

Total	21,583	142		9,106	49

BANCO MACRO S.A. AND SUBSIDIARIES

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

27.3	Banks and international institutions

The Bank borrowed funds under various credit facilities from Banks and international institutions for specific purposes, as follows:

	As of December 31, 2012			As of December 31, 2011
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	273,968	2,832	3.89%	154,942	641	2.12%

Total	273,968	2,832		154,942	641

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

27.4	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2012			As of December 31, 2011
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	41,777	4,002	8.57%	1,778	3,461	2.00%
Long–term liabilities	11,947	26,057	2.00%	13,724	25,788	2.00%

Total	53,724	30,059		15,502	29,249

Interest includes accrued interest rate and CER adjustments. These amounts are recorded in “Accrued interest payables” under the Financing received from Argentine financial institutions and “Accrued interest, adjustments, foreign exchange and quoted price differences payables” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets. Except for the liability assumed with BICE (see Note 7), amounts are unsecured.

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2012
2014	8,637
2015	9,234
2016	9,234
2017	9,234
2018	1,665

38,004

27.5	Other

The rest of liabilities included in “Others liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2012			As of December 31, 2011
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	1,830,449	38	0.01%	1,409,418	13	0.01%
Long–term liabilities (2)	87,097	1,314	4.13%	82,589	1,263	4.00%

Total	1,917,546	1,352		1,492,007	1,276

BANCO MACRO S.A. AND SUBSIDIARIES

(1)	Includes mainly pending settlement transactions and payment accounts.
(2)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 83,832 and 80,600 as of December 31, 2012 and 2011, respectively (see Note 7).

Additionally, the Bank has other liabilities related to corporate bonds and forward transactions (see Notes 10 and 23, respectively).

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

These expenses aggregated 302,592, 240,487 and 183,831 for the fiscal years ended December 31, 2012, 2011 and 2010, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

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

Consolidated Statements of Income	2012	2011	2010

Interest and fees on loans	6,082,647	3,955,563	2,627,497
Interest on bearing deposits with other banks	185	179	275
Interest on other receivables from financial intermediation	60,796	78,726	46,654
Interest on securities and foreign exchange purchased under resale agreements	196,515	46,922	33,839
Securities gains, net	316,053	454,045	949,055
Other interest income	52,730	40,216	38,396

Total interest income	6,708,926	4,575,651	3,695,716

Interest on deposits	2,203,766	1,253,098	979,919
Interest on securities and foreign exchange purchased under resale agreements	3,151	8,052	5,281
Interest on short-term borrowings	30,135	36,545	31,843
Interest on long-term debt	109,161	97,838	97,671

Total interest expense	2,346,213	1,395,533	1,114,714

Net interest income	4,362,713	3,180,118	2,581,002

Provision for loan losses, net (2)	(525,341)	(204,856)	(149,430)

Net interest income after provision for loan losses	3,837,372	2,975,262	2,431,572

Service charges on deposit accounts and other fees	1,571,838	1,167,667	811,190
Credit-card service charges and fees	477,325	325,988	197,818
Other commissions	68,039	54,240	34,779
Foreign currency exchange trading income	38,660	35,235	28,358
Income from equity in other companies	45,841	43,184	24,654
Foreign exchange, net	386,989	282,698	153,134
Other	339,298	281,282	199,642

Total non-interest income	2,927,990	2,190,294	1,449,575

Commissions	153,191	115,483	81,464
Salaries and payroll taxes	1,838,709	1,463,296	1,102,736

Outside consultants and services	107,476	93,846	79,564
Depreciation of bank premises and equipment	85,870	74,066	60,006

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income (Contd.)	2012	2011	2010

Rent	58,601	51,122	40,367
Stationery and supplies	15,263	12,789	9,913
Electric power and communications	84,172	59,595	48,183
Advertising and publicity	92,526	75,928	64,017
Taxes	695,298	488,724	325,858
Directors’ and Statutory Audits’ fee	75,005	59,773	59,391
Insurance	14,626	12,155	9,882
Security services	127,954	89,608	61,186
Maintenance, conservation and repair expenses	127,333	98,824	78,647
Amortization of organization and development costs (1)	132,549	78,083	60,721
Amortization of goodwill (1)	14,052	14,052	10,305
Provision for losses on other receivables and other allowances (3)	43,046	44,345	32,517
Other	738,808	329,167	245,743

Total non-interest expense	4,404,479	3,321,727	2,491,971

Income before income tax expense	2,360,883	1,843,829	1,389,176
Income tax expense	853,475	657,621	371,878

Income from continuing operations	1,507,408	1,186,208	1,017,298

Net income	1,507,408	1,186,208	1,017,298

Net income attributable to the noncontrolling interest	13,790	10,111	6,868

Net income attributable to the controlling interest	1,493,618	1,176,097	1,010,430

Earnings per common share attributable to controlling interest – stated in pesos	2.56	1.98	1.70

(1)	See Notes 25 and 33.5.
(2)	Mainly includes allowances for loan losses and allowances for Receivables from financial leases, net of those related to Recovered loans.
(3)	Mainly includes provisions for losses, an other receivables and expenses related to contingent liabilities for probable claims, lawsuit and other proceedings, including those related to labor.

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2012, and 2011, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2012	2011
ASSETS

Cash and cash equivalents	9,146,869	3,914,876
Interest-bearing deposits in other banks	616,509	420,222
Federal Funds sold and securities purchased under resale agreements of similar arrangements	642,462	3,229,293
Trading account assets	1,094,984	605,115
Investment securities available for sale	1,141,551	1,183,502
Loans	32,742,358	25,336,304
Allowance for loan losses	(894,668)	(604,844)
Premises and equipment	921,757	804,441
Due from customers on acceptances	251,198	409,440
Other assets	2,024,895	1,572,469

Total assets	47,687,915	36,870,818

BANCO MACRO S.A. AND SUBSIDIARIES

	2012	2011
LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	25,098,052	21,123,275
Non interest-bearing deposits	10,772,161	6,212,829
Federal Funds purchased and securities sold under repurchase agreements	156,928	161,884
Other short-term borrowings	2,175,591	1,787,378
Long-term borrowings	667,324	587,926
Contingent liabilities	131,683	112,816
Other liabilities	1,444,336	1,070,381
Bank acceptances outstanding	251,198	409,440
Subordinated corporate bonds	740,192	647,753

Total liabilities	41,437,465	32,113,682

Common stocks	584,485	584,485
Retained appropriated earnings	3,644,797	966,437
Retained unappropriated earnings	1,649,471	2,848,288
Other shareholders’ equity	320,342	320,342
Noncontrolling interests	51,355	37,584

Total shareholders’ equity	6,250,450	4,757,136

Total liabilities and shareholders’ equity	47,687,915	36,870,818

30.	OPERATIONS BY GEOGRAPHICAL LOCATION

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2012	2011	2010

Total revenues	9,745,763	6,858,381	5,220,502
Argentina	9,696,746	6,830,506	5,186,234
Bahamas	49,017	27,875	34,268
Net income	1,493,618	1,176,097	1,010,430
Argentina	1,467,608	1,167,157	990,907
Bahamas	26,010	8,940	19,523
Total assets	48,378,995	41,442,126	33,524,407
Argentina	47,199,462	40,594,481	32,793,241
Bahamas	1,179,533	847,645	731,166

31.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

31.1.	Derivatives

In the normal course of business, the Bank enters into a variety of transactions principally in the foreign exchange and stock markets. Most counterparts in the derivative transactions are banks and other financial institutions.

BANCO MACRO S.A. AND SUBSIDIARIES

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

The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2012 and 2011:

	As of December 31,
	2012	2011

Forward purchases of foreign exchange without delivery of underlying asset (a)	127,918	1,757,843
Forward sales of foreign exchange without delivery of underlying asset (a)	102,665	1,661,652
Interest rate swaps (b)	85,000	158,550
Put options taken (d)	56,045	40,091
Put options sold (c)	14,713	36,657

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)	As of December 31, 2012, and 2011, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 85,000 and 115,000 Argentine pesos, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire between April 30, 2013, and October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

BANCO MACRO S.A. AND SUBSIDIARIES

b.2)	As of December 31, 2011, this is related to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of thousands 43,550. These swap agreements were terminated due to the prepayment of the loan in September 2012.

(c)	Related to put options on BODEN coupons provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government. As of December 31, 2012, only the option on BODEN 2013 coupons was effective, as BODEN 2012 matured in August 2012.

(d)	Related to the following options:

d.1)	As of December 31, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI, which may be received by the Bank as payment of the assignment value established in the agreement executed on November 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

d.2)	As of December 31, 2011, this is related to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XXI, which could be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 28, 2011 with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which accrued a minimum applicable rate of 28%, compounded on a monthly basis. The option could be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of these financial statements, the conditions under which the option could have been exercised have expired.

Net income (loss) resulting from these transactions for the fiscal years ended December 31, 2012, 2011 and 2010, amount to income (loss) and are included in the “Other Financial Income”:

Transactions	2012	2011	2010
Premiums on reverse repurchase agreements	196,393	46,912	33,839
Premiums on repurchase agreements	(3,151)	(8,052)	(5,281)
Interest rate swaps	(83)	313	(3,397)
Forwards foreign-currency transaction offset	14,547	38,031	9,471

Total	207,706	77,204	34,632

31.2.	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of the counterparts’ failure to fulfill the commitments to extending credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

BANCO MACRO S.A. AND SUBSIDIARIES

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2012	2011
Unused portion of loans granted per debtors classification regulations	19,669	40,246
Other guarantees provided not covered by debtors classification regulations	153,762	137,329
Other guarantees provided covered by debtors classification regulations	129,140	67,807
Other covered by debtors classification standards	97,436	272,111

(*)	Most of this amount as of December 31, 2012 and 2011, have a remaining maturity of less than one year.

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

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2012	2011

Checks drawn on the Bank pending clearing	806,139	2,075,643
Checks drawn on other Banks	497,641	246,210

31.3	Trust activities

See Note 13.

32.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

BANCO MACRO S.A. AND SUBSIDIARIES

33.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Central Bank rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (US GAAP). “FASB ASC” shall refer to Financial Accounting Standards Board Accounting Standards Codification.

In 2012 the Bank adopted the following Accounting Standards Update (ASU):

•

2011-03 – Transfers and Servicing (Topic 860), Reconsideration of Effective Control for Repurchase Agreement. The primary feature of this new accounting guidance, relates to the criteria that determine whether a sale or a secure borrowing occurred based on the transferor’s maintenance of effective control over. There was no effect on the accompanying consolidated financial statements. See Note 33.25.

•

2011-04 – Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRS). This ASU mainly requires additional disclosures about the hierarchy of Fair Value levels. See Note 33.21.

•

2011-05 - Comprehensive Income (Topic 220), Presentation of Comprehensive Income. This new accounting guidance provides convergence to IFRS and no longer allows presentation of the component of other comprehensive income (OCI) in the statement of changes in shareholder’s equity. There was no effect on the accompanying consolidated financial statements. See Note 33.18.

33.1.	Income taxes

a)	As explained in Note 5, Central Bank rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

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

There were no unrecognized tax benefits as of December 31, 2012, 2011 and 2010.

The Bank and its subsidiaries file income tax returns in Argentina. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2007 through 2012 (in addition see Note 16).

BANCO MACRO S.A. AND SUBSIDIARIES

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 33.7.a) and b)) are summarized as follows:

	As of December 31,
Description	2012	2011

Deferred tax assets:
Loans (mainly allowances for loan losses)	219,791	161,379
Allowance for loss contingencies	80,435	72,489
Net tax loss carry forwards	8,380	11,522
Government and private securities	—	915
Other	47,805	39,833

Total deferred tax assets	356,411	286,138

Deferred tax liabilities:
Government and private securities	(11,753)	—
Property, equipment and other assets	(3,952)	(3,124)
Intangible assets	(77,844)	(53,328)
Foreign exchange difference	(17,239)	(22,963)

Total deferred tax liabilities	(110,788)	(79,415)

Deferred tax asset	245,623	206,723

Allowance for deferred tax assets	(77,498)	(77,742)

Net deferred tax assets under US GAAP	168,125	128,981

As of December 31, 2012, the consolidated tax loss carry forwards of 23,942 are as follows:

Expiration year	Amount
2013	144
2014	96
2015	1,095
2016	19,726
2017	2,881

23,942

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2012	2011	2010

Net deferred tax assets at the beginning of the year	128,981	108,024	126,415
Net deferred tax liabilities acquired from acquisition on business combination (*)	—	—	(11,113)
Net amount recorded in comprehensive income	(14,576)	5,018	85,251
Net deferred tax income/(expense) for the year	53,720	15,939	(92,529)

Net deferred tax assets at the end of the year	168,125	128,981	108,024

(*)	Included in Note 33.7.

BANCO MACRO S.A. AND SUBSIDIARIES

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2012	2011	2010

Income tax in accordance with Central Bank regulations	853,475	657,858	365,775

Deferred tax charges	(53,720)	(15,939)	92,529

Total income tax expense in accordance with US GAAP	799,755	641,919	458,304

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2012	2011	2010

Pre-tax income in accordance with US GAAP	2,351,749	1,840,330	1,323,519
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	823,112	644,116	463,232

Permanent differences at the statutory rate:
- Variation of allowances	(244)	(2,116)	14,185
- Income not subject to income tax	(56,966)	(25,020)	(34,669)
- Other	33,853	24,939	15,556

Income tax in accordance with US GAAP	799,755	641,919	458,304

In Note 33.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, the Bank’s assets would increase by 183,925, 147,767 and 132,250 as of December 31, 2012, 2011 and 2010, respectively. In addition, income would increase by 50,734 and 10,499 for the years ended December 31, 2012 and 2011, respectively, and would decrease by 84,365 for the year ended December 31, 2010.

Besides the adjustment abovementioned, the Bank’s assets related to income tax acquired in business combination transactions, would decrease by 15,800, 18,786 and 24,226 as of December 31, 2012, 2011 and 2010, respectively. In addition, income would increase by 2,986 and 5,440 for the years ended December 31, 2012 and 2011, respectively, and would decrease by 8,164 for the year ended December 31, 2010. Such adjustments are included in Note 33.7 a) and b).

33.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal government sector

As of December 2012, 2011 and 2010, the Bank has guaranteed loans acquired in the market and also through business combinations (maturing around 2017) which were valued according to Central Bank Communiqué “A” 4,898, amount to 272,578, 270,159 and 280,629, respectively (see Note 4.5.c)).

Under US GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate the cash flows expected to be collected over the life of the loan.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 146,845, 150,789 and 168,933 as of December 31, 2012, 2011 and 2010, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

On the other hand, income would increase by 3,944 and 18,144 for the years ended December 31, 2012 and 2011, respectively and would decrease by 86,396, for the year ended December 31, 2010.

b)	Government securities

b.1)	Available for sale securities

As of December 31, 2012, 2011 and 2010 under Central Bank rules, the Bank had unlisted Government securities which were valued at the present value reported by Central Bank rules or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.1) and 4.5.b.2).

Under US GAAP, these Government securities were considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities”.

b.2)	Trading securities

In addition, under Central Bank rules, the Bank had listed securities maintained for intermediation, which were valued at quoted price as mentioned in Note 4.5.b.1).

Under US GAAP these securities should be classified as trading and carried at fair value considering their active market. In addition, changes in fair value are recorded in the consolidated statement of income.

The effects of the adjustments required to state such amounts (Notes b.1) and b.2)) in accordance with US GAAP would increase assets by 6,613 and 363 as of December 31, 2012 and 2010, respectively, and would decrease assets by 562 as of December 31, 2011.

On the other hand, income would increase by 9,654, 16,971 and 20,305 for the years ended December 31, 2012, 2011 and 2010, respectively.

c)	Instruments issued by Central Bank of Argentina

As of December 31, 2012, 2011 and 2010, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.3 and b.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 62 and 767 as of December 31, 2012 and 2011, respectively, and would decrease assets by 3,986 as of December 31, 2010.

On the other hand, income would increase by 765 and 13,467 for the years ended December 32, 2012 and 2010, respectively, and would decrease 15,980 for the year ended 2011.

d)	Securities in financial trust and other

As of December 31, 2012, 2011 and 2010, the Bank had securities in financial trust and others. Under Central Bank rules, these securities were valued at the quoted price, present values reported by the Central Bank or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.h.3) and 4.5.h.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

BANCO MACRO S.A. AND SUBSIDIARIES

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 27,691, 1,458 and 7,877 as of December 31, 2012, 2011 and 2010, respectively.

On the other hand, income would increase by 8,065 and 25,661 for the years ended December 31, 2012 and 2011, respectively and would decrease by 11,618 for the year ended December 31, 2010.

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and the fair value of securities classified as available for sale (see Note 29) mentioned in items b.1, c) and d) as of December 31, 2012 and 2011, are as follows:

	As of December 31, 2012
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value

Government securities	641,755	608,068	40,300	648,368
Instruments issued by Central Bank of Argentina	125,883	125,922	23	125,945
Securities in financial trust and other	373,913	394,612	6,992	401,604

Total	1,141,551	1,128,602	47,315	1,175,917

	As of December 31, 2011
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value

Government securities	400,879	358,229	42,779	401,008
Instruments issued by Central Bank of Argentina	289,756	289,030	1,493	290,523
Securities in financial trust and other	492,867	505,501	(11,176)	494,325

Total	1,183,502	1,152,760	33,096	1,185,856

BANCO MACRO S.A. AND SUBSIDIARIES

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Proceeds from sales As of December 31,
Available for sale securities	2012 (*)	2011 (*)	2010 (*)

Government securities and Instruments Issued by Central Bank	2,595,128	976,912	1,086,234
Securities in financial trust and others	8,847	93,355	111,667

	2,603,975	1,070,267	1,197,901

(*)	As of December 31, 2012, 2011 and 2010, realized gains as a result of those sales amounted to 34,984, 13,242 and 175,960, respectively.

The amount of the unrealized holding gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 33.18) is as follows:

Securities	2011	Increase	Decrease	2012

Government securities	42,779	11,833	(14,312)	40,300
Instruments issued by Central Bank of Argentina	1,493	23	(1,493)	23
Securities in financial trust and other	(11,176)	26,755	(8,587)	6,992

Total	33,096	38,611	(24,392)	47,315

Securities	2010	Increase	Decrease	2011

Government securities	60,675	7,369	(25,265)	42,779
Instruments issued by Central Bank of Argentina	(19,240)	21,205	(472)	1,493
Securities in financial trust and other	20,904	2,266	(34,346)	(11,176)

Total	62,339	30,840	(60,083)	33,096

Securities	2009	Increase	Decrease	2010

Government securities	318,487	20,644	(278,456)	60,675
Instruments issued by Central Bank of Argentina	(1,076)	—	(18,164)	(19,240)
Securities in financial trust and other	(3,546)	27,220	(2,770)	20,904

Total	313,865	47,864	(299,390)	62,339

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

The maturities of available for sale securities as of December 31, 2012 are as follows:

	For the year ended December 31, 2012
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	After 10 years	Without due date	Total

Government securities	260,107	386,774	1,487	—	—	648,368
Instrument issued by Central Bank of Argentina	125,945	—	—	—	—	125,945
Others unlisted securities	119,309	262,177	18,717	1,225	176	401,604

Total	505,361	648,951	20,204	1,225	176	1,175,917

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2012, 2011 and 2010 are as follows:

	Gains/(loss) as of December 31,
Trading Securities	2012	2011	2010

Government securities	23,051	6,300	62,217
Other	(6,311)	(9,549)	1,592

	16,740	(3,249)	63,809

33.3.	Loan origination fees

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

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 105,384, 75,783 and 46,801 as of December 31, 2012, 2011 and 2010, respectively. Income would decrease by 29,601, 28,982 and 7,881 for the years ended December 31, 2012, 2011 and 2010, respectively.

33.4.	Allowance for loan losses

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Determining the loan loss reserve requires significant management judgments and estimates including, among others, identifying impaired loans, determining the customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the loan loss reserve. Additional loan loss reserve could be required in the future.

The loan loss reserve is maintained in accordance with Central Bank rules. This results from evaluating the degree of debtors’ compliance and the guarantees (see Note 22) and collateral supporting the respective transactions.

Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the charge off of non-performing loans classified as “non-recoverable” after a certain period of time and on management’s decisions to write off non-performing loans evidencing a very low probability of recovery.

BANCO MACRO S.A. AND SUBSIDIARIES

In addition, under Central Bank rules, the Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the consolidated statement of income. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value.

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

In addition, under Central Bank rules, based on the overall risk of the portfolio, the Bank records additional loan loss reserves in excess of the minimum required and, as the case may be, changes the loans classification.

Under US GAAP, a portion of the total allowance typically consists of amounts that are used, for example, to cover loans that are analyzed on a “pool” or homogeneous basis and to supplement specific allowances in recognition of the uncertainties inherent in point estimates.

The Bank’s accounting for its loan loss reserve under Central Bank rules differs in some respects from practices of US-based banks, as discussed below.

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

BANCO MACRO S.A. AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s assets would decrease by 13,448, 10,828 and 12,106 as of December 31, 2012, 2011 and 2010, respectively. In addition, income would decrease by 2,620 and 5,310 for the years ended December 31, 2012 and 2010, respectively, and would increase by 1,278 for the year ended December 31, 2011.

c.)	Impaired loans—Non Financial Private Sector and residents abroad

FASB ASC 310 “Receivables”, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except for large groups of smaller-balance homogenous loans, not considered troubled debt restructuring, that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts of loans considered impaired in accordance with FASB ASC 310 updated by ASU 2010-20 as of December 31, 2012 and 2011:

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2012
With no related allowance recorded
Commercial
Other loans	2,198	2,176	—	2,630	115

Consumer
Documents	1,286	1,250	—	1,311	354
Mortgage and pledge loans	2,076	2,035	—	2,706	347
Personal loans	53,613	52,463	—	44,227	11,653
Other loans	3,285	3,193	—	3,345	589

Total	62,458	61,117	—	54,219	13,058

With an allowance recorded
Commercial
Overdrafts	53,337	52,123	33,463	42,525	507
Documents	3,446	3,349	1,795	6,213	—
Mortgage and pledge loans	25,354	25,137	8,614	20,820	3,927
Credit card	172	172	96	118	—
Other loans	92,300	90,306	80,148	82,885	3,608

Consumer
Documents	3,690	3,638	1,205	3,184	416
Mortgage and pledge loans	5,152	5,075	1,756	5,753	586
Personal loans	46,101	45,606	17,007	42,133	6,305
Other loans	8,304	8,179	3,192	6,872	826

Total	237,856	233,585	147,276	210,503	16,175

Total Commercial	176,807	173,263	124,116	155,191	8,157
Total Consumer	123,507	121,439	23,160	109,531	21,076

BANCO MACRO S.A. AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2011
With no related allowance recorded
Commercial
Mortgage and pledge loans	495	466	—	506	146
Other loans	3,061	3,039	—	3,063	383

Consumer
Documents	1,335	1,307	—	1,358	289
Mortgage and pledge loans	3,336	3,204	—	3,365	713
Personal loans	34,841	34,297	—	35,268	8,587
Other loans	3,406	3,343	—	3,470	448

Total	46,474	45,656	—	47,030	10,566

With an allowance recorded
Commercial
Overdrafts	31,713	30,644	8,408	31,877	21
Documents	8,981	8,286	2,200	9,266	74
Mortgage and pledge loans	16,285	16,069	5,099	16,488	1,263
Credit card	64	64	38	64	—
Other loans	73,470	72,159	23,306	73,759	3,446

Consumer
Documents	2,678	2,644	1,059	2,715	295
Mortgage and pledge loans	6,353	6,234	3,548	6,617	886
Personal loans	38,165	37,876	18,000	38,462	5,847
Other loans	5,441	5,390	2,754	5,509	699

Total	183,150	179,366	64,412	184,757	12,531

Total Commercial	134,069	130,727	39,051	135,023	5,333
Total Consumer	95,555	94,295	25,361	96,764	17,764

The Bank recognizes interest income on impaired loans on a cash basis method.

In addition, the Bank has performed a migration analysis based on uncollectibility following the FASB ASC 450 “Contingencies”.

The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments.

The collective impairment allowance has two components.

The first component is an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which are loans to individuals and small business customers of the retail business portfolio. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience.

The second component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified as impaired or measured as part of the smaller-balance homogeneous loans. We use historical loss experience for these estimates. This historical loss experience is adjusted on the basis of actual observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from period to period (e.g., changes in unemployment rates, macroeconomic conditions and other factors that are indicative of incurred losses in the group and their magnitude).

BANCO MACRO S.A. AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s assets would increase by 3,819 as of December 31, 2012, and would decrease by 4,043 and 8,352 as of December 31, 2011 and 2010, respectively. In addition, income would increase by 7,862, 4,309 and 583 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

Loans considered TDR for the years ended December 31, 2012 and 2011 were as follows:

	2012
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment

Commercial
Mortgage and pledge	11	9,683	9,762
Others	4	3,663	3,619

Consumer
Documents	221	4,121	4,596
Mortgage and pledge	19	2,555	2,646
Personal loans	4,982	57,349	64,900
Others loans	280	7,963	8,824

Total	5,517	85,334	94,347

	2011
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Commercial
Others	4	4,189	3,924

Consumer
Documents	180	2,468	2,692
Mortgage and pledge	28	2,568	2,847
Personal loans	3,727	26,967	30,910
Others loans	241	3,682	4,117

Total	4,180	39,874	44,490

BANCO MACRO S.A. AND SUBSIDIARIES

We consider that a TDR has subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more. Loans considered TDR that have defaulted during the years ended December 31, 2012 and 2011 were as follows:

	2012
	Number of contracts	Recorded investment
Consumer
Documents	8	117
Mortgage and pledge	3	187
Personal loans	160	1,309
Others loans	12	115

Total	183	1,728

	2011
	Number of contracts	Recorded investment
Commercial
Others	1	1,710

Consumer
Documents	15	71
Mortgage and pledge	8	517
Personal loans	242	1,973
Others loans	18	190

Total	284	4,461

c.2)	Allowances - Roll forward

Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2012 and 2011 respectively, is as follows:

	Commercial	Consumer	Total
2012
Beginning balance	127,581	497,777	625,358
Provision for possible loan losses	104,477	582,474	686,951
Charge-off	(10,935)	(365,674)	(376,609)
Recoveries	(15,354)	(9,239)	(24,593)

Ending balance	205,769	705,338	911,107

Period end allocated to:
Allowances individually evaluated for impairment	124,116	23,160	147,276
Allowances collectively evaluated for impairment	81,653	682,178	763,831

Ending balance	205,769	705,338	911,107

2011
Beginning balance	105,908	438,877	544,785
Provision for possible loan losses	95,904	191,997	287,901
Charge-off	(48,977)	(130,483)	(179,460)
Recoveries	(25,254)	(2,614)	(27,868)

Ending balance	127,581	497,777	625,358

Period end allocated to:
Allowances individually evaluated for impairment	39,051	25,361	64,412
Allowances collectively evaluated for impairment	88,530	472,416	560,946

Ending balance	127,581	497,777	625,358

BANCO MACRO S.A. AND SUBSIDIARIES

Impaired loans individually evaluated for impairment for commercial portfolio amounts to 176,807 and 134,069 for the years ended December 31, 2012 and 2011. In addition, non impaired loans collectively evaluated for impairment for commercial portfolio amounts to 13,488,186 and 10,762,798, for the years ended December 31, 2012 and 2011.

Loans individually evaluated for impairment for consumer portfolio amounts to 123,507 and 95,555 for the years ended December 31, 2012 and 2011.

Loans collectively evaluated for impairment for consumer portfolio amounts to 18,849,078 and 14,268,344 for the years ended December 31, 2012 and 2011.

d)	Interest recognition – non-accrual loans

The method applied to recognize income on loans is described in Note 4.5.d). Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains in the Bank’s books and is considered a part of the loan balance when determining the reserve for credit losses.

Under US GAAP the accrual of interest is discontinued when Management has serious doubts about further collectability of principal or interest, usually after 90 days, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses.

Had US GAAP been applied, the Bank’s assets would decrease by 6,810, 5,643 and 3,396 as of December 31, 2012, 2011 and 2010, respectively. In addition, income would decrease by 1,167 and 2,247 for the years ended December 31, 2012 and 2011, respectively, and would increase by 4,298 for the year ended December 31, 2010

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2012 and 2011, respectively:

	2012	2011
Commercial
Overdrafts	52,163	4,164
Documents	939	195
Mortgage and pledge loans	23,443	15,460
Credit card	146	48
Other loans	93,779	21,979

Consumer
Overdrafts	20,665	13,595
Documents	5,685	4,560
Mortgage and pledge loans	18,185	16,157
Personal loans	251,308	203,103
Credit Card	48,393	29,088
Other loans	14,969	10,605

Total	529,675	318,954

BANCO MACRO S.A. AND SUBSIDIARIES

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2012 and 2011 were as follows:

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2012
Commercial
Overdrafts	15,781	5,768	43,436	64,985	3,947,889	4,012,874
Documents	801	431	4,205	5,437	2,685,182	2,690,619
Mortgage and pledge loans	19,807	10,152	14,419	44,378	1,294,428	1,338,806
Credit card	63	22	150	235	115,585	115,820
Other loans	128,478	5,693	54,833	189,004	5,317,870	5,506,874

Consumer
Overdrafts	12,455	6,421	19,900	38,776	418,831	457,607
Documents	1,391	564	4,534	6,489	944,454	950,943
Mortgage and pledge loans	9,794	2,678	9,351	21,823	1,109,322	1,131,145
Personal loans	83,993	50,665	135,602	270,260	10,735,946	11,006,206
Credit card	32,374	17,959	60,504	110,837	4,498,004	4,608,841
Other loans	7,312	2,733	9,722	19,767	798,076	817,843

Total	312,249	103,086	356,656	771,991	31,865,587	32,637,578

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2011
Commercial
Overdrafts	42,778	36,182	62,278	141,238	2,340,136	2,481,374
Documents	173	3,195	315	3,683	2,553,725	2,557,408
Mortgage and pledge loans	6,388	5,750	16,894	29,032	1,040,319	1,069,351
Credit card			90	90	89,363	89,453
Other loans	117,440	8,396	35,121	160,957	4,538,324	4,699,281

Consumer
Overdrafts	12,326	3,829	13,431	29,586	291,644	321,230
Documents	883	421	2,424	3,728	602,859	606,587
Mortgage and pledge loans	5,293	3,433	7,591	16,317	760,008	776,325
Personal loans	57,793	33,085	115,396	206,274	8,845,070	9,051,344
Credit card	623	529	54,315	55,467	2,926,704	2,982,171
Other loans	4,104	1,660	6,480	12,244	613,998	626,242

Total	247,801	96,480	314,335	658,616	24,602,150	25,260,766

BANCO MACRO S.A. AND SUBSIDIARIES

The following table shows the loans balances categorized by credit quality indicators for the years ended December 31, 2012 and 2011:

	2012
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	3,951,346	8,191	4,025	33,177	16,135	—
Documents	2,668,922	18,251	—	3,301	145	—
Mortgage and pledge	1,281,379	33,984	7,858	14,130	1,455	—
Credit Card	115,607	41	2	150	20	—
Others loans	5,327,309	81,966	7,876	16,149	73,574	—

Consumer
Overdraft	426,818	9,529	6,964	8,581	5,704	11
Documents	935,717	6,870	3,478	3,431	1,447	—
Mortgage and pledge	1,103,772	11,770	4,764	4,133	6,706	—
Personal loans	10,576,177	176,651	124,152	72,453	56,751	22
Credit Card	4,457,004	66,520	40,824	26,668	17,723	102
Others loans	793,231	9,025	3,865	7,227	4,495	—

Total	31,637,282	422,798	203,808	189,400	184,155	135

	2011
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	2,440,266	9,395	29,557	1,742	414	—
Documents	2,548,939	84	7,993	392	—	—
Mortgage and pledge	1,051,854	2,038	679	12,639	2,141	—
Credit Card	89,381	8	—	52	12	—
Others loans	4,665,945	2,961	11,484	7,551	11,340	—

Consumer
Overdraft	301,642	5,406	4,615	6,354	3,191	22
Documents	599,506	2,725	1,549	1,937	818	52
Mortgage and pledge	756,221	6,847	2,152	3,472	7,586	47
Personal loans	8,734,740	112,463	76,621	96,181	31,249	90
Credit Card	2,902,596	33,331	18,312	21,411	6,364	157
Others	609,810	4,995	3,200	4,503	3,713	21

Total	24,700,900	180,253	156,162	156,234	66,828	389

33.5.	Intangible assets

a)	Judgments due to court decisions related to foreign currency- denominated deposits

Under Central Bank Rules (see Note 4.5.l.2)), it includes exchange differences related to the payments and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decisions mentioned in Note 2 to our consolidated financial statements.

Under US GAAP, the right to obtain these compensations is deemed a contingent gain which cannot be recognized until realized, pursuant to FASB ASC 450 “Contingencies”.

BANCO MACRO S.A. AND SUBSIDIARIES

In addition, under US GAAP, in accordance with FASB ASC 450, the Bank should have recorded a liability to cover the contingent losses related to the application of the Argentine Supreme Court rulings dated December 27, 2006 mentioned in Note 2.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease net assets by 59,968, 104,378 and 103,772 as of December 31, 2012, 2011 and 2010, respectively. In addition, income would increase by 44,410 for the year ended December 31, 2012 and would decrease by 606 and 3,244 for the years ended December 31, 2011 and 2010, respectively.

Besides the adjustment mentioned above, the Bank’s assets related to judgments due to court decisions acquired in business combination transactions, would decrease by 1,673 and 2,270, as of December 31, 2011 and 2010, respectively. In addition, income would increase by 597 and 278 for the years ended December 31, 2011 and 2010, respectively. Such adjustments are included in Note 33.7a) and b).

b)	Software costs

Under Central Bank Rules, it includes software costs relating to preliminary, application development and post –implementation stages of software development. Central Bank rules permit the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350- 40 “Internal- Use Software”.

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 17,544, 9,345 and 17,514 as of December 31, 2012, 2011 and 2010, respectively. In addition income would decrease by 8,199 for the year ended December 31, 2012 and would increase by 8,169 and 9,344 for the years ended December 31, 2011 and 2010, respectively.

c)	Organizational costs

Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 “Start Up Costs” also effected in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 1,681, 1,350 and 1,889 as of December 31, 2012, 2011 and 2010, respectively. In addition income would decrease by 331 for the year ended December 31, 2012 and would increase by 539 and 6,139 for the years ended December 31, 2011 and 2010, respectively.

Besides the adjustment mentioned above, the Bank’s assets related to organizational costs acquired in business combination transactions, would decrease by 372 and 713 for the years ended December 31, 2011 and 2010, respectively. In addition, income would increase by 341 and 144 for the years ended December 31, 2011 and 2010, respectively. Such adjustment is included in Note 33.7 b).

33.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had US GAAP been applied, the Bank’s liabilities would increase by 151,376, 118,813 and 95,061 as of December 31, 2012, 2011 and 2010, respectively. In addition, income would decrease by 32,563, 23,752 and 22,385 for the years ended December 31, 2012, 2011 and 2010, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

33.7.	Business Combinations

The Bank has effected several business combinations in the past few years. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to the banks which have not been legally merged into the Bank (mainly Banco del Tucumán S.A. and Banco Privado de Inversiones S.A.). The qualitative description of the adjustments related to business combinations were disclosed above, as the case may be. The details of these effects are described in this footnote.

a)	Acquisition of controlling interest in Banco del Tucumán S.A.

On May 5, 2006, the Bank acquired 75% of the capital stock of Banco del Tucumán S.A. at a cash purchase price of 45,961. Subsequently, in 2006 and 2007 the Bank acquired the 4.84% and 10.09% additional interest of Banco del Tucumán S.A. for cash payments of 2,907 and 9,709, respectively.

Under Central Bank rules, business combinations and step acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.

Under US GAAP, former FASB ASC 805 “Business Combination” required the acquisition of the controlling interest of Banco del Tucumán S.A. to be accounted for as a business combination applying the purchase method. The additional interest acquired was accounted for as a step acquisition applying purchase method.

Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The effects of the adjustments required to state such amounts in accordance with US GAAP would decrease assets by 10,510, 13,197 and 10,531 as of December 31, 2012, 2011 and 2010, respectively. In addition income would increase by 2,687 for the year ended December 31, 2012 and would decrease by 2,666 and 2,995 for the years ended December 31, 2011 and 2010, respectively.

b)	Acquisition of Banco Privado de Inversiones S.A.

As mentioned in Note 3.6, on September 20, 2010, the Bank acquired 100% of the common shares of Banco Privado de Inversiones S.A at a cash purchase price of USD 23.3 million.

Under Central Bank Rules, business combinations is accounted for by the carryover book value of the acquired company and goodwill is recognized based on the difference of the book value of the net assets acquired and the purchase price (including contingent consideration). The bank recognized a positive goodwill amounting to 56,205.

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

Had US GAAP been applied, the Bank’s net assets would decrease by 8,306, 9,528 and 10,650 as of December 31, 2012, 2011 and 2010, respectively. In addition income would increase by 1,222 and 1,122 for the years ended December 31, 2012 and 2011, respectively, and would decrease by 10,903 for the year ended December 31, 2010.

BANCO MACRO S.A. AND SUBSIDIARIES

c)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 46,437, 59,097 and 67,044 as of December 31, 2012, 2011 and 2010, respectively. In addition, income would increase by 12,660, 7,947 and 31,890 for the years ended December 31, 2012, 2011 and 2010, respectively.

33.8.	Reporting on Comprehensive Income (loss)

FASB ASC 220 “Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Note 33.18. In the Bank’s case, comprehensive income is mainly affected by cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

33.9.	Restatement of financial statements in constant pesos

Pursuant to Central Bank rules, the Bank’s financial statements recognize the effects of inflation as described in Note 4.3.

As allowed by the SEC, as the Banking financial statements are restated applying a methodology that comprehensively addresses the accounting for inflation, the effects of general price-level changes recognized in the Bank’s financial statements do not need to be eliminated in reconciling with US GAAP.

33.10.	Accounting for derivative instruments and hedging activities

Pursuant to Central Bank rules, the Bank’s derivates are recorded as described in Notes 4.5.h) and 4.5.m). See Note 31.

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

Under US GAAP, FASB ASC 815 also requires disclosures with the intent to provide users of the financial statements more information about Derivative Instruments and Hedging Activities.

In the Bank’s case, interest rate contracts were created with the purpose of extending medium and long-term credit to productive activity and works of infrastructure, as mentioned in Note 31.1.b.1) and 31.1.b.2). The Bank performs these transactions in the MAE, as well as private contracts. These derivatives are settled monthly (those perform in the MAE) or quarterly (private contracts).

In the Foreign Exchange contracts the Bank mainly operates as an intermediary between parties. The Bank performs these transactions in MAE and ROFEX, as well as private contracts. These derivatives are settled daily (those perform in MAE and ROFEX) or at maturity (private contracts).

BANCO MACRO S.A. AND SUBSIDIARIES

The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value.

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2012		2011
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet location (1)	Fair value	Balance sheet location (1)	Fair value

Assets derivatives

Interest rate contracts	Other receivables from financial intermediation	—	Other receivables from financial intermediation	9,527

Foreign exchange contracts	Other receivables from financial intermediation	12	Other receivables from financial intermediation	839

Total assets derivatives		12		10,366

Liability derivatives

Interest rate contracts	Other liabilities from financial intermediation	477	Other liabilities from financial intermediation	—

Foreign exchange contracts	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	30

Total liability derivatives		477		30

		As of December 31,
		2012	2011	2010
Derivatives not designated as hedging instruments under FASB ASC 815	Location of gain or (loss) recognized in income on derivatives (1)	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives

Interest rate contracts	Financial income-Other / (Financial expense-Other)	(83)	313	(6,383)

Foreign exchange contracts	Financial income-Other / (Financial expense-Other)	14,547	38,031	9,471

Total		14,464	38,344	3,088

(1)	According to Central Bank rules.

Had US GAAP been applied, the Bank’s assets would decrease by 477 and 3,682 as of December 31, 2012 and 2010, respectively, and would increase by 9,527 as of December 31, 2011. In addition income would decrease by 10,004 for the year ended December 31, 2012 and would increase 13,209 and 8,840 for the years ended December 31, 2011 and 2010, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

33.11.	Foreign currency translation

The financial statements of the subsidiary Macro Bank Limited were translated under Central Bank rules as described in Note 4.1. US GAAP foreign currency translation requirements are covered by FASB ASC 830-20 “Foreign Currency Matters” and differ from Central Bank rules in the translation of the income statement accounts, which under US GAAP should have been translated at the average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders’ equity are recognized as other comprehensive income.

Had US GAAP been applied, the Bank’s net income would decrease by 27,427, 14,906 and 7,951 for the years ended December 31, 2012, 2011 and 2010, respectively and these resulting differences recognized as other comprehensive income.

33.12.	Accounting for guarantees

The Bank issues financial guarantees, which are obligations to pay to a third party when a customer fails to repay its obligation.

Under Central Bank rules, guarantees issued are recognized as liabilities when it is probable that the obligation undertaken by the guarantor will be performed.

Under US GAAP, FASB ASC 460 “Guarantees” requires that at inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Such liability at inception is deemed to be the fee received by the Bank with an offsetting entry equal to the consideration received. Subsequent reduction of liability is based on an amortization method as the Bank is decreasing its risk.

Had US GAAP been applied, no differences would have existed in the Bank records, besides the adjustment mentioned in Note 33.3.

33.13.	Earning Per Share

The Bank holds, and has held, a capital structure with only common stock outstanding.

Central Bank rules do not require the disclosure of earnings per share or dividends per share.

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

The following table sets forth the computation of basic EPS:

	2012	2011	2010

Numerator:

Net income attributable to the controlling interest under US GAAP	1,537,835	1,190,031	859,272

Denominator:

Common stock outstanding for the fiscal year (1)	584,485,168	584,485,168	594,485,168

Weighted-average common shares outstanding for the year	584,485,168	593,219,629	594,485,168

Basic EPS attributable to controlling interest under US GAAP – stated in pesos	2.63	2.01	1.45

(1)	See Note 9.

BANCO MACRO S.A. AND SUBSIDIARIES

During 2011 and 2010, the Bank paid 505,312 and 208,070, respectively, in cash dividends. Dividend per share amounted to Ps. 0.85 and 0.35 respectively. In addition see Note 15.

33.14.	Corporate Bonds

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

On June 7, 2012, repaid the 1st series of Class 3 nonsubordinated Corporate Bonds.

Had US GAAP been applied, the Bank’s assets would increase by 10,848 and 3,407 as of December 31, 2012 and 2010, respectively, and would decrease by 3,642 for the year ended December 31, 2011. In addition income would increase by 14,490 for the year ended December 31, 2012 and would decrease by 7,049 and 4,563 for the years ended December 31, 2011 and 2010, respectively.

33.15.	Foreclosed assets

As mentioned in Note 24.2, the Bank has real foreclosed assets and buildings not affected by banking activities. Under Central Bank rules, these assets are carried at cost adjusted by depreciation over the life of the assets (see Note 4.5.k)).

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

Had US GAAP been applied, the Bank’s assets would increase by 13,501, 13,477 and 12,908 as of December 31, 2012, 2011 and 2010, respectively. In addition income would increase by 24, 569 and 462 for the years ended December 31, 2012, 2011 and 2010, respectively.

33.16.	Noncontrolling Interests in Subsidiaries

Central Bank rules require to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 51,355, 37,584 and 27,499 as of December 2012, 2011 and 2010, respectively. In addition income would increase by 13,771, 10,085 and 6,815 for the years ended December 31, 2012, 2011 and 2010.

BANCO MACRO S.A. AND SUBSIDIARIES

33.17.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.		2012	2011	2010

Net income in accordance with Central Bank rules			1,493,618	1,176,097	1,010,430

Income taxes
Deferred taxes, net of allowances	33.1.a	)	50,734	10,499	(84,365)
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	33.2.a	)	3,944	18,144	(86,396)
Government securities	33.2.b	)	9,654	16,971	20,305
Instruments issued by Central Bank of Argentina	33.2.c	)	765	(15,980)	13,467
Securities in financial trust and other	33.2.d	)	8,065	25,661	(11,618)
Loan origination fees	33.3		(29,601)	(28,982)	(7,881)
Allowance for loan losses
Credit Card Loans	33.4.b	)	(2,620)	1,278	(5,310)
Impaired Loans – Non Financial Private Sector and residents abroad	33.4.c	)	7,862	4,309	583
Interest recognition – non accrual loans	33.4.d	)	(1,167)	(2,247)	4,298
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	33.5.a	)	44,410	(606)	(3,244)
Software costs	33.5.b	)	(8,199)	8,169	9,344
Organizational costs	33.5.c	)	(331)	539	6,139
Vacation accrual	33.6		(32,563)	(23,752)	(22,385)
Business combination
Acquisition of Banco de Tucumán S.A.	33.7.a	)	2,687	(2,666)	(2,995)
Acquisition of Banco Privado de Inversiones S.A.	33.7.b	)	1,222	1,122	(10,903)
Gain as result of acquisition of Banco Privado de Inversiones S.A.	33.7.b	)	—	—	253
Other	33.7.c	)	12,660	7,947	31,890
Derivative instruments	33.10		(10,004)	13,209	8,840
Foreign currency translation	33.11		(27,427)	(14,906)	(7,951)
Corporate bonds	33.14		14,490	(7,049)	(4,563)
Foreclosed assets	33.15		24	569	462
Noncontrolling interest in subsidiaries	33.16		13,771	10,085	6,815

Net income in accordance with US GAAP			1,551,994	1,198,411	865,215

Less: Net income attributable to the noncontrolling interest			14,159	8,380	5,943

Net income attributable to the controlling interest in accordance with US GAAP			1,537,835	1,190,031	859,272

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	2012	2011	2010

Net income in accordance with US GAAP	1,551,994	1,198,411	865,215

Other comprehensive income, net of tax:	27,070	(9,319)	(158,324)

Total comprehensive income, net in accordance with US GAAP	1,579,064	1,189,092	706,891

Less: Comprehensive income attributable to noncontrolling interest	14,232	8,460	6,053

Comprehensive income attributable to controlling interest	1,564,832	1,180,632	700,838

Total earning per share attributable to controlling interest in accordance with US GAAP – stated in pesos	2.63	2.01	1.45

Weighted average number of shares outstanding (in thousands)	584,485	593,220	594,485

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.		2012	2011	2010

Shareholders’ equity in accordance with Central Bank rules			6,199,095	4,719,552	4,152,842

Income taxes
Deferred taxes, net of allowances	33.1.a	)	183,925	147,767	132,250
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	33.2.a	)	(146,845)	(150,789)	(168,933)
Government securities	33.2.b	)	6,613	(562)	363
Instruments issued by Central Bank of Argentina	33.2.c	)	62	767	(3,986)
Securities in financial trust and others	33.2.d	)	27,691	1,458	7,877
Loan origination fees	33.3		(105,384)	(75,783)	(46,801)
Allowance for loan losses
Credit Card Loans	33.4.b	)	(13,448)	(10,828)	(12,106)
Impaired Loans – Non Financial Private Sector and residents abroad	33.4.c	)	3,819	(4,043)	(8,352)
Interest recognition – non accrual loans	33.4.d	)	(6,810)	(5,643)	(3,396)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	33.5.a	)	(59,968)	(104,378)	(103,772)
Software costs	33.5.b	)	(17,544)	(9,345)	(17,514)
Organizational costs	33.5.c	)	(1,681)	(1,350)	(1,889)
Vacation accrual	33.6		(151,376)	(118,813)	(95,061)
Business combination
Acquisition of Banco de Tucumán S.A.	33.7.a	)	(10,510)	(13,197)	(10,531)
Acquisition of Banco Privado de Inversiones S.A.	33.7.b	)	(8,306)	(9,528)	(10,650)
Other	33.7.c	)	(46,437)	(59,097)	(67,044)
Derivative instruments	33.10		(477)	9,527	(3,682)
Corporate bonds	33.14		10,848	(3,642)	3,407
Foreclosed assets	33.15		13,501	13,477	12,908

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2012	2011	2010

Noncontrolling interests in subsidiaries	33.16	51,355	37,584	27,499

Banco Macro S.A. Shareholders’ equity in accordance with US GAAP (1)		5,928,123	4,363,134	3,783,429

Noncontrolling interests (2)		(51,534)	(37,375)	(28,995)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		5,876,589	4,325,759	3,754,434

(1)	Includes the effects of other comprehensive income.
(2)	Includes the amount mentioned in Note 33.16 and the effect of adjustments mentioned above.

33.18.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2012, 2011 and 2010 – net of related income tax effects:

	Foreign Currency Items (1)	Unrealized Gains/ (losses) on securities (2)	Accumulated Other Comprehensive Income / (Loss) (3)

Balances as of December 31, 2009.	3,538	204,012	207,550

Current-fiscal year change	7,951	(251,526)	(243,575)

Tax effects	(2,783)	88,034	85,251

Balances as of December 31, 2010.	8,706	40,520	49,226

Current-fiscal year change	14,906	(29,243)	(14,337)

Tax effects	(5,217)	10,235	5,018

Balances as of December 31, 2011.	18,395	21,512	39,907

Current-fiscal year change	27,427	14,219	41,646

Tax effects	(9,599)	(4,977)	(14,576)

Balances as of December 31, 2012.	36,223	30,754	66,977

(1)	See Note 33.11.
(2)	See Note 33.2.
(3)	Includes amounts attributable to the non controlling interest for 73, 80 and 110 for the years ended December 31, 2012, 2011 and 2010, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

33.19.	Statement of Cash Flows

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

In accordance with Central Bank Communiqué “A” 4,667, cash equivalents includes all high liquidity investment with original maturities of three months or less.

Under US GAAP rules, in accordance with FASB ASC 230-10, certain securities did not meet the requirements to be classified as cash equivalents, and instead, are classified as available for sale.

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2012, 2011 and 2010, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities and guaranteed loans exchanging non cash assets or liabilities for other non cash assets or liabilities (among other, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and exchange agreements (mentioned in Note 33.2.a)) with a book value of 3,242,125, 1,360,333 and 1,775,501, respectively.

The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2012	2011	2010
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	6,901,744	4,260,286	3,002,918
Fees and commissions received	2,626,865	1,952,285	1,312,098
Purchases and sales of trading securities	(722,714)	(386,792)	(69,890)
Other sources of cash	98,958	107,990	97,274

Less:
Interest paid	(2,902,328)	(1,528,330)	(1,238,296)
Fees and commissions paid	(668,688)	(417,852)	(278,375)
Cash paid to suppliers and employees	(2,947,585)	(2,314,629)	(1,780,237)
Increase in intangible assets	(115,600)	(114,381)	(99,725)
Decrease/ (Increase) in other receivables from financial intermediation and other assets	2,227,530	(592,715)	(1,917,996)
Other uses of cash	(827,584)	(50,236)	(705,129)

Net cash provided by (used in) operating activities	3,670,598	915,626	(1,677,358)

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(5,538,912)	(5,595,309)	(15,874,417)
- Proceeds from sales and maturities of investment securities	5,351,108	9,311,907	18,177,041
Increase in loans and leases, net	(7,107,315)	(8,777,230)	(4,685,658)
Proceeds from sales of Bank premises and equipment	13,322	23,841	5,050
Purchases of Bank premises and equipment	(149,971)	(124,877)	(62,484)
Purchase of Banco Privado de Inveriones S.A, net of cash acquired	—	—	(55,017)

Net cash used in investing activities	(7,431,768)	(5,161,668)	(2,495,485)

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
	2012	2011	2010

Cash provided by (used in) financing activities
Increase in deposits, net	7,078,490	5,374,177	4,499,041
Increase in long term borrowings	515,104	276,637	100,486
Decrease in long term borrowings	(706,851)	(316,138)	(400,279)
Increase in other short term liabilities, net	465,378	281,277	186,450
Own shares reacquired	—	(92,919)	—
Cash dividends paid	(19)	(505,339)	(208,124)

Net cash provided by financing activities	7,352,102	5,017,695	4,177,574

Increase in cash and cash equivalents	3,590,932	771,652	4,731
Cash at the beginning of fiscal year (1)	6,172,446	5,400,794	5,396,063

Cash at the end of fiscal year (1)	9,763,378	6,172,446	5,400,794

(1)	Includes interest bearing deposits.

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2012	2011	2010

Net income for the fiscal year	1,493,618	1,176,097	1,010,430

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	232,974	167,263	133,000
Provision for loan losses and special reserves, net of reversals	615,060	280,288	213,513
Net income from government and private securities	(644,404)	(447,983)	(655,756)
Foreign exchange differences	158,580	(175,024)	(160,209)
Equity gain of unconsolidated subsidiaries	(13,303)	(8,358)	(6,168)
Increase from intangible assets	(115,600)	(114,381)	(99,725)
Non-computable VAT credit	38,078	34,266	28,132
Increase/ (Decrease) in taxes payable	1,522	399,913	(187,332)
Increase/ (Decrease) in other receivables from financial intermediation and other assets	2,227,530	(592,715)	(1,917,996)
Net Decrease /(Increase) in interest receivable and payable and other accrued income and expenses	15,478	213,021	(52,951)
Non controlling interest in subsidiaries	13,790	10,111	6,868
Net (Decrease)/ Increase in other sources of cash	(352,725)	(26,872)	10,836

Net cash provided by (used in) operating activities	3,670,598	915,626	(1,677,358)

33.20.	Forward transactions pending settlement

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

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, forward contracts are governed by FASB ASC 815 “Derivatives and Hedging”. This standard requires that such derivatives be accounted for at fair value. The instruments outstanding at each balance sheet are short term and recorded at their fair value.

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 73,006 and 59,561 as of December 31, 2012 and 2011, respectively.

33.21.	Fair value Measurement Disclosures

FASB ASC 820 “Fair Value Measurement” defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2012, the Bank adopted new accounting guidance under FASB ASC 820 that requires additional disclosures including, among other things, (1) the amounts and reasons for certain significant transfers among (2) information about transfers between Level 1 and Level 2 of the fair value hierarchy, (3) information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, (4) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. The following information incorporates these new disclosure requirements.

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

Description of the measurement processes

The Bank uses fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities (debt instruments issued by National Government and Central Bank, debt securities issued by Trusts, shares, corporate bonds and other) classified as available for sale or trading account, forward transactions pending settlement and derivatives (forward transactions without delivery of underlying assets and interest rate swaps).

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2012, 2011 and 2010, the Bank has no assets measured at fair value on a nonrecurring basis.

The Bank identified and categorized differents assets and liabilities measured at fair value in accordance with the requirements of FASB ASC 820.

The Bank has categorized within Level 1, operations that were valued at market price according to trading on its main market, at the fair value at the closing of the fiscal year. According to the Level 1 category, assets and liabilities traded on active markets were analyzed in order to identify and recognize Level 1 type of instruments that are traded on active market.

The Bank has categorized within Level 2, operations that do not meet the requirements of the standard to be considered within Level 1 and whose fair value can be calculated from observable market information, assets and liabilities associated with similar or comparable instruments. Most fair value estimation has been made using the “income approach”, converting future amounts (cash flows or income or expenses) to a single current (that is, discounted) amount, considering an effective interest rate developed on the basis of the “yield curve” methodology taking observable inputs of similar instruments. There are also certain assets and liabilities included in this level for which we used the less active market approach to value them identified identical instruments traded that have a “less active market” and took as inputs observable value trade on its main market at the measurement date. In addition, certain assets have projected flows of principal and interest, using the interest rate agreed on the date of issue, and then discounting these cash flows at the market rate for each asset or liability under analysis, obtaining thus the fair value of each investments. When these methods are used, the fair value measurement reflects current market expectations about those future amounts.

The Bank has categorized within Level 3, those assets and liabilities that do not have similar or identical assets traded in the market. In order to measure these instruments at fair value, we used the income approach, estimating the fair values based on their own assumptions, which were developed based on similar assumptions to those used by who would use any market participant. For this approach, we used discounted cash flow methodology.

The Bank has not changed the methods and assumptions used to estimate the fair value of financial instruments at the closing date of the financial statements.

In addition, the Bank’s valuation policies and procedures for Level 3 instruments (in the case of the Bank mainly debt securities and derivative instruments) are under the direction of the accounting and financial management. The Management of the Bank is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the Management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

BANCO MACRO S.A. AND SUBSIDIARIES

Assets and liabilities valued at their fair recurrent value as of December 31, 2012 and 2011 are as follows:

	December 31, 2012
DESCRIPTION	Total	Level 1	Level 2	Level 3

ASSETS
Government and private securities
Trading
- Government securities	1,048,248	1,048,248	—	—
- Equity securities	19,993	19,993	—	—

Available for sale
- Government securities	648,368	220,506	427,862	—
- Instruments issued by Central Bank	125,945	35,040	90,905	—

Other receivables from financial intermediation
Trading
- Mutual funds	23,579	23,579	—	—

Available for sale
- Unlisted Corporate Bonds	135,193	—	135,193	—
- Securities in financial trusts	266,411	45,222	—	221,189

Forward transactions pending settlement	28,385	26,847	1,538	—

Other receivables in securities	1,714	1,714	—	—

Derivative instruments	12	12	—	—

Total Asset	2,297,848	1,421,161	655,498	221,189

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	44,771	43,188	1,583	—

Derivative instruments	477	—	—	477

Total liabilities	45,248	43,188	1,583	477

BANCO MACRO S.A. AND SUBSIDIARIES

	December 31, 2011
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities

Trading
- Government securities	557,845	557,845	—		—
- Equity securities	23,861	23,861	—		—

Available for sale
- Government securities	401,008	220,176	180,832		—
- Instruments issued by Central bank	290,523	39,455	251,068	(*)	—

Other receivables from financial intermediation

Trading
- Mutual funds	19,663	19,663	—		—

Available for sale

- Unlisted Corporate Bonds	303,372	4,466	298,906		—
- Securities in financial trust	190,953	—	—		190,953

Forward transactions pending settlement	24,067	24,043	24		—

Other receivables in securities	3,047	3,047	—		—

Derivative instruments	10,407	880	—		9,527

Total Asset	1,824,746	893,436	730,830		200,480

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	138,468	138,379	89		—

Derivative instruments	30	30	—		—

Total liabilities	138,498	138,409	89		—

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO S.A. AND SUBSIDIARIES

The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

	Fair value measurements using significant unobservable inputs (Level 3) December 31, 2012
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	9,527	190,953	200,480
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	(2,723)	1,554	(1,169)
- Included in other comprehensive income	—	14,574	14,574
Purchases, issuances, sales, and settlements	—	—	—
- Purchases	—	14,108	14,108
- Issuances	—	—	—
- Sales		—	—
- Settlements	(7,281)	—	(7,281)

Ending balance	(477)	221,189	220,712

	Fair value measurements using significant unobservable inputs (Level 3) December 31, 2011
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	(3,682)	117,039	113,357
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	13,209	13,481	26,690
- Included in other comprehensive income	—	15	15
Purchases, issuances, sales, and settlements
- Purchases	—	60,418	60,418
- Issuances	—	—	—
- Sales	—	—	—
- Settlements	—	—	—

Ending balance	9,527	190,953	200,480

BANCO MACRO S.A. AND SUBSIDIARIES

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

	December 31, 2012
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Derivatives	(477)	Income Approach (discounted cash flow)	Discount rate	11% - 14% (14%	)

Securities in financial trusts	221,189	Income Approach (discounted cash flow)	Discount rate	5% - 28% (16%	)

The decision to classify an instrument within Level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, Level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated with external sources) in addition to the unobservable components.

Changes in Fair Value Levels

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data.

Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, 2 or 3.

As of December 31, 2012 and 2011, the Bank has not made significant transfers in and out of Level 1, Level 2, and Level 3.

Fair Value Option

FASB ASC 825 “Financial Instruments” allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2012, 2011 and 2010, the Bank did not elect to apply the fair value option.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The following methods and assumptions were used to estimate the fair value for financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section:

- Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2012 and 2011. Loans and assets subject to financial leases are not normally purchased and sold by the Bank, and there are no active trading markets for most of this portfolio. Accordingly, the Banks estimates are categorized in Level 3 of the Fair Value Hierarchy.

- Deposits: the Bank’s deposits as of December 31, 2012 and 2011, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits. In consequence, Demand Deposits are categorized in Level 1 and Time Deposits are categorized in Level 2 of the Fair Value Hierarchy.

- Other liabilities from financial intermediation (except Nonsubordinated corporate bonds) and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet. Other liabilities from financial intermediation and Other liabilities are categorized in Level 2 of the Fair Value Hierarchy.

- Subordinated and Nonsubordinated corporate bonds: as of December 31, 2012 and 2011, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration. These instruments are categorized in Level 2 of the Fair Value Hierarchy.

- Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

BANCO MACRO S.A. AND SUBSIDIARIES

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2012 and 2011:

	As of December 31,
	2012					2011
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	10,047,048	10,047,048	—	—	10,047,048	6,172,446	6,172,446

Government and private securities	2,343,078	1,830,986	518,767	—	2,349,753	4,396,862	4,397,324

Loans	31,202,597	—	—	29,890,627	29,890,627	24,318,258	21,374,627

Other receivables from financial intermediation	2,380,241	287,109	1,715,416	304,723	2,307,248	4,496,528	4,405,946

Receivables to financial leases	321,547	—	—	313,655	313,655	326,807	278,724

Other receivables	855,176	855,280	—	—	855,280	592,192	592,013

	47,149,687	13,020,423	2,234,183	30,509,005	45,763,611	40,303,093	37,221,080

FINANCIAL LIABILITIES

Deposits	36,188,672	17,779,368	18,380,148	—	36,159,516	29,167,078	29,175,566

Other liabilities from financial intermediation	3,784,958	—	3,831,438	—	3,831,438	5,732,499	5,667,950

Other Liabilities	1,275,632	—	1,275,632	—	1,275,632	1,017,863	1,017,863

Subordinated Corporate Bonds	740,192	—	880,257	—	880,257	647,753	657,847

	41,989,454	17,779,368	24,367,475	—	42,146,843	36,565,193	36,519,226

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

33.22.	Joint venture

As mentioned in Note 3.5., the Bank participates in certain joint ventures. Under Central Bank rules these interests are consolidated through the proportional consolidation method.

Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had US GAAP been applied as of December 31, 2012 and 2011, “Other assets” would have increased by 10,686 and 11,656, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2012 and 2011, income from equity in other companies would have increased by 32,542 and 34,824, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

BANCO MACRO S.A. AND SUBSIDIARIES

33.23.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.

Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 308,498 and 1,829,433 as of December 31, 2012 and 2011, respectively.

33.24.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 251,198 and 409,440 as of December 31, 2012 and 2011, respectively.

33.25.	Repurchase agreements

The Bank entered into Repo and Reverse Repo agreements of financial instruments as disclose in Note 23.

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

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 694,930 and 3,150,803 as of December 31, 2012 and 2011, respectively.

In addition, the measurement adjustments of those securities are included in Note 33.2.

33.26	Variable Interest Entities (VIE) and other trusts

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

In performing the first step the significant factors and judgments that were considered in making the determination as to whether an entity is a VIE includes:

•

The design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

BANCO MACRO S.A. AND SUBSIDIARIES

•	The nature of the involvement with the entity;

•	Whether control of the entity may be achieved through arrangements that do not involve voting equity;

•	Whether there is sufficient equity investment at risk to finance the activities of the entity and;

•	Whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.

For each VIE identified, the Bank performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and criterias:

•	Whether the Bank has the power to direct the activities that most significantly impact the VIE’s economic performance and;

•	Whether the Bank absorb the majority of the VIE’s expected losses or the Bank receive a majority of the VIE’s expected residual returns.

As of December of 31, 2012, under FASB ASC 810, the main trusts considered variable interest entities were TATSA and Tucumán Personal I Trusts, and, as of December 31, 2011, San Isidro Trust was the most significant variable interest entity. In the case of San Isidro Trust, since 2011 the Bank has the total control trough TST & AF Trust. In accordance with FASB ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank included them in its consolidated financial statements. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

As of December 31, 2012 and 2011, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes. As mentioned in Note 13., under Central Bank rules, those amounts were recorded principally under “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations”.

	As of December 31,
	2012	2011
Cash (a)	19,992	1,207
Loans	86,277	—
Allowance for loan losses	(913)	—
Other assets	21,456	122,359
Total Assets	126,812	123,566
Other liabilities	95,444	28,839
Total Liabilities (b)	95,444	28,839

Net Assets	31,368	94,727

(a)	Includes intercompany deposits eliminated in the consolidation process amounted to 461 and 1,195 as of December 31, 2012 and 2011, respectively.
(b)	Creditors (or beneficial interest holders) of these liabilities do not have recourse against the general credit of the primary beneficiary.

The involvements in variable interest entities do not have a material impact on the primary beneficiary’s financial position, financial performance and cash flows.

See also Note 13. for additional information of the trusts which have been considered variable interest entities.

As of December 31, 2012 and 2011, TST & AF Trust was not considered a VIE.

During 2010, the Bank acquired the total control of the TST trust. In consequence, the Bank recorded this purchase under FASB ASC 805 (Business Combination – steps acquisition). The

BANCO MACRO S.A. AND SUBSIDIARIES

Bank has allocated the total purchase price (90,959) to the net assets acquired measured at fair value. The excess of the fair value of the acquired net asset over the purchase price was no significant. As of December 31, 2012 and 2011 in accordance with FASB ASC 810 the Bank was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

As a result of consolidating the trusts mentioned in this Note, total assets and liabilities would increase by 138,219 and 64,492 as of December 31, 2012 and 2011, respectively.

In addition, the others trusts mentioned in Note 13.1 were not considered VIE and were classified as investment securities available for sale under FASB ASC 320. See Note 33.2.d).

33.27	Accounting pronouncements (US GAAP)

(a)	Intangible, Goodwill and Other – ASU 2012-02

In July 2012; FASB issued ASU 02 “Intangible, Goodwill and Other”. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30.

An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period.

Amendments are effective for annual and interim impairment test performed for fiscal years beginning after September 15, 2012. The Bank does not expect significant impact from the adoption of this statement.

(b)	Technical corrections and Improvements – ASU 2012- 04

In October 2012, FASB issued ASU 04 “Technical corrections and improvements”. Amendments in this Update cover a wide range of Topics in the Codification. These amendments are presented in two sections—Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments in Section A have been categorized in the following manner: 1. Source literature amendments, 2. Guidance clarification and reference corrections, 3. Relocated guidance.

The amendments in Section B are intended to conform terminology and clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820.

Amendments are effective for fiscal periods beginning after December 15, 2012. The Bank does not expect significant impact from the adoption of this statement.

(c)	Balance Sheet – ASU 2013- 01 (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.

In January 2013, FASB issued ASU 01 “Balance Sheet”. Amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with the topic 815, Derivatives and Hedging, including bifurcated embedded derivatives and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

BANCO MACRO S.A. AND SUBSIDIARIES

An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The Bank does not expect significant impact from the adoption of this statement.

(d)	Comprehensive Income – ASU 2013-02 (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, FASB issued ASU 02 “Comprehensive Income”. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.

Amendments are effective for fiscal periods beginning after December 15, 2012. The Bank is analyzing the impact on the disclosures in the consolidated financial statements.

(e)	Liabilities – ASU 2013-04 (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force)

In February 2013, FASB issued ASU 04 “Liabilities”. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

i) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors. ii) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Bank does not expect significant impact from the adoption of this statement.

(f)	Foreign Currency Matters – ASU 2013-05 (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)

In March 2013, FASB issued ASU 05 “Foreign Currency Matters”. This update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Amendments in this Update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this Update are effective prospectively for fiscal years beginning after December 15, 2013. The Bank does not expect significant impact from the adoption of this statement.