Form 20-F
period 2013-12-31
Macro Bank Inc.
filed 2014-04-29
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Banco Macro S.A.

401 Sarmiento, 3th Floor

Buenos Aires—C1041AAI, Argentina

Telephone: (+54-11-5222-6730)

Facsimile: (+54-11-5222-7826)

(Name, telephone, e-mail and/or facsimile member and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares Class B ordinary shares, par value Ps. 1.00 per share	New York Stock Exchange New York Stock Exchange(*)

(*)	Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☐ Standards as issued by the International Accounting Standards Board ☐	Other ☒

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

Yes  ☐    No  ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou, Fernández Madero & Lombardi Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina	Jeffrey Cohen Linklaters LLP 1345 Avenue of the Americas New York, NY 10105

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

Presentation of certain financial and other information

We maintain our financial books and records in Pesos and prepare and publish our consolidated financial statements in Argentina in conformity with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our consolidated financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our consolidated financial statements under Central Bank Rules. However, in reviewing our consolidated financial statements, investors should consider that, in recent years, there have been significant changes in the prices for relevant economic variables, such as salary cost, loan rates and exchange rates, which are not required to be reflected by adjustments to such financial statements pursuant to local regulations.

Our consolidated financial statements consolidate the financial statements of the following companies:

•	Banco del Tucumán S.A. (“Banco del Tucumán”)

•	Macro Bank Limited (an entity organized under the laws of Bahamas)

•	Macro Securities S.A.

•	Macro Fiducia S.A.

•	Macro Fondos S.G.F.C.I.S.A.

Our audited consolidated financial statements as of and for the three years ended December 31, 2013 included in this annual report have been reconciled to U.S. GAAP. See note 33 to our audited consolidated financial statements as of and for the three years ended December 31, 2013 for a reconciliation of our consolidated financial statements to U.S. GAAP.

Due to the modification of certain disclosure methods for certain items on the consolidated balance sheets and the consolidated statements of income, which did not affect the shareholders’ equity of the Bank, the consolidated financial statements as of December 31, 2012 and 2011 were modified for the sole purpose of comparability with the consolidated financial statements as of December 31, 2013.

Our financial information in conformity with Central Bank Rules is sent on a monthly basis to the Central Bank and is published on its website www.bcba.gob.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the CNV and the BCBA.

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	effects of the global financial markets and economic crisis;

•	deterioration in regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	government regulation (including banking and tax regulations);

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customers loss and revenue losses;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies; and

•	the risk factors discussed under ‘‘Item 3.D - Risk factors.’’

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

We have derived our selected consolidated financial data as of and for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated financial data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements not included in this annual report. Such financial information has been restated mainly due to the modification of certain disclosure methods for certain accounts and items on the consolidated balance sheets and consolidated statements of income, which did not affect the shareholders’ equity of the Bank. Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2013, as reported by the Central Bank was Ps. 6.518 to US$1.00. See Item 10. “Additional Information - Exchange Controls” for additional information regarding Peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2009 (1)	2010 (1)	2011 (1)	2012 (1)	2013
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Selected Consolidated Income Statement
Central Bank Rules:
Financial income	3,860,452	3,728,438	4,698,648	6,904,370	9,753,531
Financial expense	(1,511,607)	(1,330,170)	(1,718,721)	(2,827,590)	(4,021,540)
Gross intermediation margin	2,348,845	2,398,268	2,979,927	4,076,780	5,731,991
Provision for loan losses	(197,512)	(215,040)	(273,224)	(600,424)	(540,032)
Service charge income	1,050,275	1,324,541	1,969,173	2,644,731	3,426,324
Service charge expense	(226,599)	(285,271)	(427,954)	(685,392)	(917,807)
Administrative expenses	(1,522,420)	(1,917,408)	(2,488,577)	(3,115,385)	(4,015,356)
Other income	121,977	167,523	190,560	196,662	253,214
Other expense	(158,294)	(89,540)	(105,839)	(156,089)	(143,688)
Minority Interest in subsidiaries	(5,092)	(6,868)	(10,111)	(13,790)	(18,173)
Income Tax	(659,250)	(365,775)	(657,858)	(853,475)	(1,332,909)
Net income	751,930	1,010,430	1,176,097	1,493,618	2,443,564
Net income per share (2)	1.26	1.70	1.98	2.56	4.18
Dividends per share (3)	0.35	0.85	0.00	0.00	1.02
Dividends per share in US$ (3)	0.09	0.21	0.00	0.00	0.16
Number of outstanding shares (in thousands)	594,485	594,485	584,485	584,485	584,485

U.S. GAAP: (4)
Net income before extraordinary items	993,769	865,215	1,198,411	1,551,994	2,479,680
Extraordinary Gain
Less: Net income attributable to the non-controlling interest	(7,484)	(5,943)	(8,380)	(14,159)	(18,521)
Net income attributable to the controlling interest	986,285	859,272	1,190,031	1,537,835	2,461,159
Net income per share before extraordinary item(s)	1.66	1.45	2.02	2.66	4.24
Total net income per share (5)	1.66	1.45	2.01	2.63	4.21
Weighted average number of outstanding shares (in thousands)	595,634	594,485	593,220	584,485	584,485

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(3)	Includes cash dividends approved by the shareholders’ meetings for each of such fiscal years, if any.
(4)	See note 33 to our audited consolidated financial statements for the year ended December 31, 2013 for a summary of significant differences between Central Bank Rules and U.S. GAAP.
(5)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
	2009 (1)	2010 (1)	2011 (1)	2012 (1)	2013
	(in thousands of Pesos)
Selected Consolidated Balance Sheet
Central Bank Rules:

Assets

Cash and due from banks and correspondents	5,016,192	5,202,004	6,172,446	10,047,048	12,860,529
Government and private securities	6,901,041	7,030,074	4,396,862	2,343,078	2,441,316
Loans:
to the non-financial government sector	206,484	336,430	336,189	586,557	640,158
to the financial sector	90,916	155,701	343,282	299,250	364,897
to the non-financial private sector and foreign residents	11,247,452	15,932,882	24,238,011	31,203,946	39,023,795
Allowances for loan losses	(448,045)	(514,910)	(599,224)	(887,156)	(1,006,495)
Other assets	3,666,687	5,040,342	6,291,633	4,301,342	4,970,834
Total assets	26,680,727	33,182,523	41,179,199	47,894,065	59,295,034
Average assets	23,889,345	27,871,603	34,839,066	44,792,602	53,268,656
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	3,613,924	5,216,109	5,836,211	8,318,383	6,580,041
from the financial sector	14,052	15,776	17,731	24,222	26,874
from the non-financial private sector and foreign residents	14,964,890	18,175,508	23,313,136	27,846,067	36,820,103
Other liabilities from financial intermediation and other liabilities	4,043,641	4,883,090	6,487,435	4,575,660	6,023,432
Provisions	88,275	105,830	112,816	131,683	159,381
Subordinated corporate bonds	572,473	598,470	647,753	740,192	981,142
Items pending allocation	3,987	7,399	6,981	7,408	7,128
Minority interest in subsidiaries	20,684	27,499	37,584	51,355	69,502
Total liabilities	23,321,926	29,029,681	36,459,647	41,694,970	50,667,603
Shareholders’ equity	3,358,801	4,152,842	4,719,552	6,199,095	8,627,431
Average shareholders’ equity	3,055,736	3,733,181	4,400,739	5,510,363	7,344,336
U.S. GAAP: (2)
Shareholders’ equity attributable to the controlling interest	3,269,875	3,754,434	4,325,759	5,876,589	8,332,414
Non-controlling interests	23,052	28,995	37,375	51,534	70,055
Shareholders’ equity	3,292,927	3,783,429	4,363,134	5,928,123	8,402,469

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	See note 33 to our audited consolidated financial statements for the year ended December 31, 2013 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
Selected consolidated ratios:	2009		2010		2011		2012		2013
Profitability and performance
Net interest margin (%) (1)	12.56		11.15		10.93		12.07		13.70
Fee income ratio (%) (2)	30.90		35.58		39.79		39.35		37.41
Efficiency ratio (%) (3)	44.79		51.50		50.28		46.35		43.84
Ratio of earnings to fixed charges (excluding interest on deposits) (4)	10.65	x	11.42	x	14.37	x	17.63	x	20.70	x
Ratio of earnings to fixed charges (including interest on deposits) (5)	2.06	x	2.24	x	2.32	x	2.00	x	2.14	x

Fee income as a percentage of administrative expense (%)	68.99		69.08		79.13		84.89		85.33
Return on average equity (%)	24.61		27.07		26.72		27.11		33.27
Return on average assets (%)	3.15		3.63		3.38		3.33		4.59
Liquidity
Loans as a percentage of total deposits (%)	62.09		70.17		85.43		88.67		92.17
Liquid assets as a percentage of total deposits (%) (6)	59.19		50.96		34.74		31.75		33.34
Capital
Total equity as a percentage of total assets (%)	12.59		12.52		11.46		12.94		14.55

Regulatory capital as a percentage of risk-weighted assets (%)	27.38		24.74		18.26		19.01		25.29
Asset Quality

Non-performing loans as a percentage of total loans (%) (7)	3.25		2.11		1.51		1.78		1.66
Allowances for loan losses as a percentage of total loans	3.88		3.13		2.40		2.76		2.51

Allowances for loan losses as a percentage of non-performing loans (%) (7)	119.45		148.90		159.16		155.39		151.67

Differences due to court orders (Amparos) as a percentage of equity (%)	1.50		1.32		1.08		0.00		0.00

Operations
Number of branches	408		404		414		428		430
Number of employees	7,863		8,209		8,459		8,534		8,708

(1)	Net interest income divided by average interest earning assets.
(2)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(3)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(4)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(5)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.
(6)	Liquid assets include cash, cash collateral, repos, LEBACs and NOBACs and interfinancing loans.
(7)	Non-performing loans include all loans to borrowers classified as “3- troubled/medium risk,” “4-with high risk of insolvency/high risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank’s Rules” under the Central Bank loan classification system.

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

The Argentine economy has experienced significant volatility in recent decades, with periods of low or negative growth, high inflation and currency devaluation. Since the 2001 economic crisis, Argentina recovered significantly by increasing at a substantial level its real GDP, at an average of 8.5% on annual basis between 2003 and 2008. As a result of the 2008 world economic crisis, Argentina GDP’s growth rate decreased up to 0.9% in 2009, but it returned to 9.2% growth in 2010 and 8.9% growth in 2011. During 2012, the Argentine economy experienced a slowdown with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund, or “IMF” (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation). As a result of the new method, the estimated GDP growth for 2013 was revised from 4.9% to 3%. No assurance can be given that the growth experienced during recent years will be achieved in 2014 or future years or that the economy will not contract.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the political, social and economic conditions prevailing in Argentina. No assurance can be given that future economic, social and political developments in Argentina, over which we have no control, will not have a material adverse effect on our business, financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in the global markets.

Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products. There is gobal uncertainty about the degree of recovery of the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China.

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

Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s trade balance and adversely affect Argentina’s economic growth. The economic performance of other trading partners such as Chile, Spain and Canada may also affect Argentina’s trade balance. Recent economic slowdowns have led to declines in exports of 42% with Spain, 26% with Chile, 23% with Canada, 4% with Brazil, and 7% with the United States in 2013, compared to 2012. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

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

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the International Monetary Fund, or “IMF”. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 91% of its defaulted debt that was eligible for restructuring. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. In related cases brought before the U.S. District Court for the Southern District of New York, the plaintiffs argued that allowing Argentina to make payments under the new bonds issued pursuant to the debt swaps while it remained in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to injunctive relief barring Argentina from making payments on the new bonds without making comparable payments on the original bonds. In late October 2012, the U.S. Court of Appeals for the Second Circuit in New York affirmed the U.S. District Court for the Southern District of New York’s ruling that the pari passu clause in the pre-2002 bonds prevents Argentina from making payments unless it makes ratable payments to the holdout creditors at the same time. On November 21, 2012, the U.S. District Court for the Southern District of New York specified that ratable payments to the holdout creditors would be the full amount owed on the bonds (including interest) and ordered Argentina to pay the approximately US$1.33 billion owed to the holdout creditors party to such proceedings.

On appeal, the U.S. Court of Appeals for the Second Circuit ordered Argentina to submit a payment plan proposal for the holdout creditors, which Argentina did on March 29, 2013. On August 23, 2013, the U.S. Court of Appeals for the Second Circuit rejected Argentina’s payment proposal and affirmed the U.S. District Court for the Southern District of New York’s November 21, 2012 injunctions. However, in the same ruling, the U.S. Court of Appeals for the Second Circuit stayed the enforcement of the injunctions pending the resolution by the U.S. Supreme Court of any timely petition for a writ of certiorari. In this regard, Argentina filed a petition for a writ of certiorari on June 24, 2013, which was denied as premature. Later, on February 18, 2014, Argentina and certain holders of the new bonds timely filed petitions for a writ of certiorari. The U.S. Supreme Court has not yet ruled on those petitions.

Separately, on December 17, 2010, the District Court granted plaintiff holdout bondholders’ motion to compel discovery from certain financial institutions concerning, among other things, Argentina’s assets. On August 20, 2012, the U.S. Court of Appeals for the Second Circuit affirmed the District Court’s ruling. On January 7, 2013, Argentina filed a petition for a writ of certiorari concerning the permissible scope of discovery into its assets. In January 2014, the United States Supreme Court granted Argentina’s petition for a writ of certiorari on that issue.

The continuation and outcome of this litigation may continue to prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, Argentina’s assets, which could have a material adverse effect on the country’s economy and affect our ability to access international financing.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

Foreign shareholders of several Argentine companies, including public utilities, and bondholders that did not participate in the exchange offers described above, have filed claims in excess of US$20 billion in the aggregate with the International Centre for Settlement of Investment Disputes (the ‘‘ICSID’’) alleging that the emergency measures adopted by the government differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. During 2013, Argentina agreed to settle five separate investment treaty arbitration claims at a cost of around US$500 million. As of December 31, 2013, there were ICSID judgments outstanding against Argentina for approximately US$677 billion, plus interest and expenses, and furthermore, the United Nations Commission on International Trade Law (“UNCITRAL”) has issued rulings against Argentina for approximately US$280 million, plus interest and expenses.

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

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the political, social and economic conditions prevailing in Argentina. In recent years, the Argentine government has increased its direct intervention in the economy and in private sector operations and companies, limiting certain aspects of private sector businesses.

In 2008, the Argentine government expropriated the country’s largest airline (Aerolíneas Argentinas), and in 2012, took control of YPF S.A. (“YPF”), the largest oil and gas company, both of which were privatized in the 90’s. In May 2012, shares owned by the Spanish group Repsol, representing 51% of the capital stock of YPF were expropriated and the board and management of YPF were replaced. Repsol has filed a claim before the ICSID against Argentina and YPF for violation of the existing Treaty for Investment Promotion and Protection agreed between Spain and Argentina. Likewise, Repsol has filed a lawsuit against The Bank of New York Mellon and YPF in the U.S. District Court in Manhattan, claiming that Argentina failed to issue a tender offer for Class D shares of YPF in accordance with YPF’s bylaws. Repsol has filed several claims against the Argentine government before the ICSID and the Argentine courts claiming an aggregate amount of around US$10 billion. After long negotiations, in February 2014 the Argentine government and Repsol reached an agreement under which the Argentine government will deliver to Repsol (pro solvendo) Argentine public debt securities in a nominal amount of US$5.0 billion (which amount may be increased up to an additional US$1.0 billion). Such agreement was approved by Repsol’s shareholders on March 28, 2014 and by the Argentine Congress on April 24, 2014.

Moreover, as a result of the amendment of the social security system in 2008, in 2009 all the assets managed by formerly private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) managed by the ANSES upon the passing of regulation seeking to guarantee the sustainability of the public pension system. As result of such assignment, FGS holds shares in listed companies, including us, which in certain cases, including in the case of the Bank, entitles FGS to nominate members of the board of directors and supervisory committees. Pursuant to Decree No. 1278/2012 issued by the Executive Branch on July 25, 2012, those directors appointed by the FGS in listed companies will report directly to the Ministry of Economy (Secretaría de Política Económica), and shall comply with a mandatory information regime set forth by such Decree, including among other obligations, the obligation to report to such Secretariat the agenda of each board of directors’ meeting and the related documentation.

Furthermore, on February 4, 2014, in order to reduce pressure on the foreign exchange rate, the Central Bank reduced the limits of the foreign currency net global position of financial institutions in Argentina. As a result, Argentine financial entities, including us, sold part of their position in U.S. dollars to comply with such rule. See “—Argentine banking regulations—Foreign currency net global position.”

Actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, foreign exchange controls and potential changes in the foreign exchange market, have had and could continue to have a material adverse effect on Argentina’s economic growth and in turn affect our financial condition and results of operations.

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

In addition, during the recent years, the Argentine government has increasingly issued regulations and taken certain actions seeking to control the value of the Peso and offset mismatches on the country’s balance of payments. Such measures, among others, may affect diplomatic commercial relations among Argentina and its trading partners, affecting the trade balance.

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

Since 2002, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree No. 616/2005, which established additional controls on capital inflows, including the requirement that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution as a U.S. dollar deposit for one year without yielding interest.

In addition, since 2011, the Argentine government has increased controls on the incurrence of foreign currency-denominated indebtedness, the sale of foreign currency and the acquisition of foreign assets by local residents. Furthermore, new regulations were issued in 2012 pursuant to which certain foreign exchange transactions are subject to prior approval by Argentine tax authorities.

During 2013 and January 2014, the level of international reserves deposited with the Central Bank significantly decreased, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us.

Since the enhancement of exchange controls in November 2011, it is widely reported that in the countries where the Peso (bill) is traded, the Peso/U.S. dollar exchange rate differs substantially from the official foreign exchange rate in Argentina.

Additional controls could have a negative effect on the economy and on private sector companies, including our business, and may adversely affect Argentine entities’ ability to acces the international capital markets for credit. Furthermore, in such event, the imposition of future restrictions on the transfers of funds abroad may impede our ability to transfer dividends to ADS holders or interest or principal payments to the holders of our notes.

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

In recent years, Argentina has confronted inflationary pressure, as evidenced by significantly higher fuel, energy and food prices. According to inflation data published by the National Statistics Institute (Instituto Nacional de Estadística y Censos, INDEC), from 2011 to 2013, the Argentine consumer price index (“CPI”) increased 9.5%, 10.8% and 10.9%, respectively; the wholesale price index increased 12.7%, 13.1% and 14.8%, respectively. Since 2007, INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, experienced a controversial process of institutional reforms. The accuracy of the statistical information released by the INDEC has been called into question by numerous private sectors and by the IMF. In February 2014, after a long period of analysis, the INDEC published its new “National Consumer Price Index” prepared in cooperation of international organizations such as the IMF, which captures the variation in the prices of goods and services included in the national consumption basket, i.e. including six regions (NW, NE, Cuyo, La Pampa, Patagonia and GBA). This new index shows an inflation rate of 3.7% in January 2014, 3.4% in February 2014 and 2.6% in March 2014.

In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also (i) undermine Argentina’s competitiveness abroad producing, inter alia, an increase in unemployment levels and (ii) negatively impact the country’s long-term credit markets. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively impact our financial condition and results of operations. See “—Failure by the Argentine government to follow the International Monetary Fund’s recommendations could further strain relations with the IMF”.

Failure by the Argentine government to follow the International Monetary Fund’s recommendations could further strain relations with the IMF.

During the past years, Argentina’s relations with the International Monetary Fund (the “IMF”) have been strained. Due to generalized complaints against INDEC’s quality of official data, in December 2010, Argentina accepted to begin working with the IMF for technical assistance in order to prepare a new CPI with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC. In addition, on February 1, 2013 the IMF issued a declaration of censure against Argentina in connection with its failure to address the quality of the official data reported to the IMF for CPI and Gross Domestic Product (GDP). Furthermore, on December 9, 2013 the IMF recognized Argentina’s ongoing work and intention to introduce a new national CPI in early 2014. The IMF also noted that Argentina was working to address shortcomings in its GDP data. As a result, the IMF adopted a decision calling on Argentina to implement specified actions to address the quality of its official CPI and GDP data according to a specified timetable. Such specified actions include the public release of a new national CPI and revised GDP estimates, by the end of March 2014. On February 13, 2014, the INDEC published a new CPI calculated with a methodology agreed by the IMF, which rose 3.7% for January 2014 and 3.4% for February 2014. Moreover, in March 2014, the Argentine government announced a new method of calculating GDP (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation), which showed a rise of 3% for 2013. Further actions must be implemented by the IMF by the end of September 2014 and the end of February 2015.

If the IMF finds that the methodology of INDEC for calculating a new national CPI or GDP is inaccurate, or concludes that its methodology shall be adjusted, that could derive in financial and economic hazards for Argentina, including lack of financing from such organization. If these measures are adopted, the Argentine economy could suffer material adverse effects, which in turn would adversely affect our financial condition and results of operations.

Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy.

Despite the positive effects of the real depreciation of the Peso on the competitiveness of certain sectors of the Argentine economy, it also had a far-reaching negative impact on the Argentine economy and on the financial condition of businesses and individuals. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry.

During 2013, the stock of the international reserves of the Central Bank decreased from U.S.$ 44.3 billion in 2012 to U.$.S 30.6 billion in 2013, mainly due to financing of private deficit (mainly from tourism) and payment of the Argentine external indebtedness. In addition, Argentina experienced a 9% decrease in the level of its reserves during January 2014. In order to contain the fall in reserves, the Central Bank accelerated the rate of nominal devaluation of the Peso. During the first quarter of 2014, the Peso-U.S. dollar exchange rate has significantly increased, resulting in a strong devaluation of the Peso (see “—Exchange rates”). The Argentine macroeconomic environment, in which we operate, was affected by such devaluation which had an impact on our financial and economic position. The estimated impact of the abovementioned devaluation, considering our currency exposure of net assets and liabilities, amounted to Ps. 696 million. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations.

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

Our primary assets and revenues are denominated in Pesos while approximately 16% of our total assets and 14% of our total liabilities are denominated in foreign currencies.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditure. In 2013, public sector expenditure increased by 33% year over year and the government reported primary fiscal deficit. During recent years, the Argentine government has resorted to the Central Bank and to the ANSES to source part of its funding requirements.

In light of increasingly tight public finances, the Argentine government has commenced revising its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and lead to an increase in prices, because they occur in a context of high inflation and high interest rates.

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

A key component of the amendment of the Central Bank charter relates to the use of the international reserves. Pursuant to this amendment, Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. dollars held by the Argentine government in the Central Bank have significantly decreased. This use of Central Bank reserves for the expanded purposes may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on the growth of long-term credit market.

In recent years, the loan portfolio of the Argentine financial system grew significantly. Loans to the private sector grew by approximately 46% in 2011, 32% in 2012 and 31% in 2013 for the financial system as a whole. In spite of the recovery of the credit activity, the long-term loans market (pledged loans and mortgage loans) did not grow at the same pace.

The uncertainty of the level of inflation for future years is a principal obstacle preventing a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected.

The health of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors.

Total deposits with the financial system increased by 23% in 2011, 29% in 2012 and 26% in 2013.

The average total deposits of the Argentine financial system represented 25% of GDP during 2013 compared to 28% and 31% on average in 2012 and 2011, respectively.

In spite of the increasing trend showed during previous years, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If there were a loss of confidence upon these events and, therefore, depositors withdraw significant holdings from banks, there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect sensibility of Argentine depositors.

The asset quality of financial institutions, including us, may be affected by the exposure to public sector debt.

Financial institutions have bonds of, and loans to, the Argentine federal and provincial governments as part of their portfolios. Exposure to public sector of the financial system has decreased year after year, from 48.9% in 2002 to 9.3% in 2013.

To some extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable economic growth in the long run, generate tax revenues and control public spending.

As of December 31, 2013, our exposure to the public sector, not including LEBACs (Letras del Banco Central) and NOBACs (Notas del Banco Central), totaled approximately Ps. 1.7 billion, representing 2.9 % of our total assets.

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

During 2010 and 2011, the ratio of the non-performing private sector lending showed a great decline from the levels reported for 2009, with a record minimum ratio of 1.4% as of December 31, 2011 for the financial system as a whole. Such improvements were reflected in both the consumer loan portfolio and the commercial portfolio. During 2012, the ratio of the non-performing private sector lending increased, standing at 1.7% as of December 31, 2012. During 2012 and 2013, the ratio of the non-performing private sector lending remained stable (1.7% as of December 31, 2013).

Our credit portfolio quality ratio and coverage ratio followed the financial system trend standing at 1.7% and 149.1% ratios for our entire portfolio, respectively, as of December 31, 2013.

Despite of the good quality of our portfolio we may not succeed in recovering substantial portions of loans that were provisioned. If Argentina’s economic growth slows down and the financial condition of the private sector deteriorates, the financial system, including us, will experience an increase in the incidence of non-performing loans.

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

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. In the first quarter of 2012, the Central Bank’s Charter was amended resulting in an increase influence of government over the financial system. For example, in June 2012, the Central Bank established that certain financial entities, including us, must allocate an amount equal to at least 5% of the monthly average of the daily balance of the deposits held with such entities by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods; the construction of plants; the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). The Central Bank extended the term of this ruling in December 2012 and in December 2013. Furthermore, the Central Bank sets certain regulations that provides more control over the relationship between them and their customers and imposed the obligation to report any change in their fees with a prior 90-day notice. In addition, in February 2014, the Central Bank established that the net global position in foreign currency of financial institutions cannot exceed the lesser of 30% of the RPC or the liquid funds of the institution. As a result, financial entities, including us, sold part of their position in U.S. dollars to comply with such rule. We cannot assure that laws and regulations currently governing the economy or the banking sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations.

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

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including by issuing new regulations strengthening suspicious transaction reporting requirements and the financial sector regulator’s existing powers to apply sanctions for AML/CFT deficiencies. However, the FATF (pursuant to its report dated February 14, 2014) determined that certain strategic AML/CFT deficiencies remain. Argentina must continue to work on implementing its action plan to address these deficiencies, including by: (i) addressing the remaining deficiencies with regard to the framework for freezing terrorist-related assets, and (ii) further enhancing the range and proportionality of the sanctions available for non-compliance with AML/CFT requirements. The FATF encourages Argentina to address its remaining deficiencies and continue the process of implementing its action plan.

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

As of March 31, 2014, our controlling shareholders directly or beneficially owned 10,539,895 Class A shares and 224,221,644 Class B shares in the aggregate. Although currently there is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of Class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.

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

Increased competition in the banking industry may adversely affect our operations.

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

Since 2009, the interest rate spreads throughout the financial system have increased. This increase was sustained by a steady demand for consumer loans in recent years. In 2013, borrowing and lending rates increased significantly. However, the net interest margin of the financial system remained stable due to a substantial growth both in the loan and deposit portfolios.

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

Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.

We depend on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of our ATM network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage, and may cause existing and potential customers to refrain from doing business with us. Although we intend to continue to implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that all of our systems are entirely free from vulnerability and these security measures will be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our results of operations and financial condition.

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

The instability of the Argentine regulatory framework, in particular the regulatory framework affecting financial entities, could have a material adverse effect on financial entities’ activities, including us.

During 2011, 2012 and 2013 a series of new regulations have been issued, mainly regulating the foreign exchange market, capital and minimum cash requirements, lending activity and dividend distribution for financial institutions.

In this regard, the Central Bank, increased the capital requirements for financial institutions carrying out activities in Argentina establishing a minimum capital level to mitigate operational risk. The Central Bank has stated that this new requirement is based on the credit risk policies under Basel II.

Moreover, the Central Bank imposed new restrictions on the distribution of dividends, including a limitation on the maximum distributable amount of dividends which cannot exceed the excess in minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; i.e. the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital requirement increased by 75%. This limitation prevented us from distributing dividends for fiscal years 2011 and 2012. We have met the regulatory threshold for dividend distribution for the fiscal year 2013 and we are currently awaiting Central Bank approval to pay dividends for that fiscal year.

The Central Bank established that certain financial entities, including us, must allocate an amount equal to at least 5% of the monthly average of the daily balance of the deposits held with such entities by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods; the construction of plants; the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). The Central Bank extended the term of this ruling in December 2012 and in December 2013. Furthermore, the Central Bank sets certain regulations that provides more control over the relationship between the banks and their customers and imposed the obligation to report any change in their fees with a prior 90-day notice.

On February 4, 2014, the Central Bank issued Communication “A” 5536 in connection with foreign exchange net global positions for Argentine banks (i.e. the amount of foreign currency either in currency or securities held by Argentine financial entities) and futures contracts. In particular, Communication “A” 5536 set forth two new limits: (a) Net Position of Foreign Exchange: according to the rule, the general limit of the monthly average of daily balances converted into Pesos at the reference exchange rate cannot be greater than the lesser of either (i) 30% of the bank’s computable capital (responsabilidad patrimonial computable or “RPC”) calculated as of the prior month, and (ii) the liquid assets of the institution. The difference in excess of such percentage must be sold within three months; (b) Futures Contracts: the new rule establishes a specific limit for the positive overall net term position of foreign exchange, which cannot be higher than 10% of a bank’s RPC calculated as of the prior month. These limits must be complied with before April 30, 2014.

Changes in the regulatory framework could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, that could cause uncertainty with respect to the future financial condition and results of operations.

Risks relating to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under new Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. For the fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. For the fiscal year ended December 31, 2013, we reached such regulatory threshold and, in compliance with current regulations, in March 2014 we requested approval from the Central Bank for the payment of dividends for that fiscal year. Authorization for such payment was pending as of the date of this annual report.

No assurance can be given that in the future we will be able to reach the regulatory threshold or that if so, the Central Bank will continue to grant us the authorization to distribute dividends by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of distributable dividends.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our audited consolidated financial statements as of December 31, 2013.

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

Changes in the Argentine tax laws may adversely affect the tax treatment of our Class B Shares and/or ADSs.

On September 23, 2013, Law No. 26,893 amending the Income Tax Law was enacted. According to the amendments, the distribution of dividends is subject to income tax at a rate of 10.0%, unless they are distributed to Argentine corporate entities, and the sale, exchange or disposition of shares and other securities not traded in or listed on capital markets and securities exchanges is subject to income tax at a rate of 15.0% when the income is obtained by Argentine resident individuals or by foreign beneficiaries. These amendments were recently regulated by Decree 2334/2013. See “Item 10. Additional Information—E.Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs”. However, as of the date of this annual report, many aspects of such taxes remain unclear and, pursuant to certain announcements made by Argentine tax authorities, such taxes are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our Class B Shares and/or ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 96% of the aggregate market capitalization of the BCBA as of December 31, 2013. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

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

The application of the “passive foreign investment company” rules to equity interests in banks such as us is unclear under current U.S. federal income tax law. While we do not believe that we are currently a passive foreign investment company, the test for determining our “passive foreign investment company” status is a factual one based upon a periodic evaluation of our assets and income and is unclear when applied to banking businesses such as our own. In addition, we may have been a PFIC in the past. It is therefore possible that our Class B shares or the ADSs could be characterized as stock in a “passive foreign investment company” for U.S. federal income tax purposes, which could have adverse tax consequences to U.S. holders (as defined in “Item 10. Additional Information—E.Taxation—Material U.S. Federal Income Tax Considerations”) in some circumstances. If we were classified as a passive foreign investment company in the past, U.S. holders of our Class B shares or the ADSs that held such Class B shares or ADSs at that time generally would be subject to special rules and adverse U.S. tax consequences with respect to certain distributions made by us and on any gain recognized on the sale or other disposition of our Class B shares or the ADSs. In addition, if we are treated as a passive foreign investment company in future tax years, U.S. holders of our Class B shares or the ADSs in such future periods may be subject to these same rules. In either case, U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our Class B shares or the ADSs might be able to avoid these rules and consequences by making an election to mark such shares to market (although it is not clear if this election is available for the Class B shares). U.S. holders should carefully read “Item 10. Additional Information—E.Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” and consult their tax advisors regarding the “passive foreign investment company” rules.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since then, these restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Furthermore, new regulations were issued in 2012 and 2013 pursuant to which certain foreign exchange transactions cannot be effected unless they are previously approved by Argentine tax authorities. Argentina may impose exchange controls and transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso.

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

No interest on the 2036 Notes will be due and payable on an Interest Payment Date in the event that we would be prevented from paying interest on the notes on such interest payment date as a result of (X) a general prohibition by the Central Bank on paying interest or making either payments or distributions on or in respect of our parity obligations (including the notes) or (Y) as provided in Communication “A” 5485 of the Central Bank or any successor regulations thereto, (a) we are subject to a liquidation procedure or the mandatory transfer of our assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) we are receiving financial assistance from the Central Bank; (c) we are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; (d) we are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average); or (e) we are subject to significant penalties imposed by the UIF except if certain corrective actions have been implemented by the Superintendency or if a risk mitigation plan has been required.

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

Our history – Banco Macro S.A.

Banco Macro commenced operations as non-banking financial institution in 1985, through the acquisition of Macro Compañía Financiera S.A. (created in 1977). In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, the name of “Banco Macro S.A.”

From then onwards and up to 1995, Banco Macro operated as a wholesale bank, being a pioneer in corporate bonds issuances. It mainly acted in the areas of money market, trading of government and corporate bonds and financial services for medium and big companies.

Since 1994, Banco Macro has substantially changed its business strategy, focusing on retail banking in market areas with a low level of banking transactions and high growth potential and the Bank has focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, we started to acquire entities as well as assets and liabilities resulting from the privatization of provincial and other banks, including Banco Misiones, Banco Salta and Banco Jujuy.

In 2001, 2004 and 2006, Banco Macro acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A., respectively, expanding through these acquisitions its presence in the south and center of the country. Such entities merged with us on December 2003, October 2007 and August 2009, respectively.

During the fiscal year ended December 31, 2006, we acquired 79.84% of the capital stock of Banco del Tucumán and increased our participation to 89.93% of its capital stock during fiscal year 2007.

Additionally, on September 20, 2010, Banco Macro acquired 100% of the capital stock of Banco Privado de Inversiones S.A. (“Banco Privado”), with the intention of reinforcing the strategy in Buenos Aires area. In December 2013, a merger with Banco Privado was completed. See “—Banco Privado”.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Banco del Tucumán, Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos S.G.F.C.I. S.A.

Our shares have been publicly listed on the BCBA since November 1994, and since March 24, 2006 on the NYSE.

Banco Privado

On March 30, 2010, we signed a share purchase agreement with the shareholders of Banco Privado to purchase 100% of the shares of such entity. On September 9, 2010 the Central Bank issued Resolution 198/2010 stating that there were not objections for Banco Macro to acquire 100% of Banco Privado’s capital stock and to transfer 1% to each of our subsidiaries Macro Fiducia S.A. and Macro Securities S.A.

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

On December 20, 2010, the Bank sold 1% of Banco Privado’s shares to each of our subsidiaries Macro Fiducia S.A. and Macro Securities S.A. for a total aggregate amount of Ps.0.7 million. Consequently, as of December 31, 2012, Banco Macro held 98% of the capital stock and votes of Banco Privado.

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

On March 7, 2013, the Boards of Directors of Banco Macro and Banco Privado entered into a “preliminary merger agreement”, which established the merger of the latter with and into Banco Macro retroactively effective since January 1, 2013, based on the financial statements of such banks as of December 31, 2012.

On June 10, 2013, the special general shareholders’ meetings of Banco Macro and Banco Privado, our subsidiary at the time, approved the “preliminary merger agreement”, the special purpose consolidated merger balance sheet as of December 31, 2012, the related exchange of shares and the corresponding increase in capital of Banco Macro.

The share exchange in connection with the merger was agreed at 0.106195 of a Banco Macro common share per Banco Privado common share. The minority shareholders of Banco Privado are entitled to receive 0.106195 shares of Banco Macro for each Banco Privado common share they hold. Consequently, Banco Macro will issue 77,860 Class B shares of common stock with a face value of Ps 1.

On July 10, 2013, after the term within which the Bank’s creditors could file objections elapsed, the “final merger agreement” was signed.

On December 23, 2013, the board of directors of the Central Bank authorized Banco Privado to merge with and into Banco Macro and on January 23, 2014, the CNV gave its approval. Additionally, the CNV authorized the public offering of shares to be delivered to the former minority shareholders of Banco Privado. As a result, on December 27, 2013, Banco Privado merged with and into Banco Macro.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps. 110 million. The Bank has developed a project to build its new corporate offices on this site. Work commenced in 2012 and is expected to be completed by 2016. As of December 31, 2013 the total aggregate amount invested in the project was Ps. 96 million (approximately US$19.3 million at the applicable exchange rates as of the respective dates of such investments). The total cost of this project is estimated at approximately US$146 million.

For more information, see Item 4D. “Property, plants and equipment.”

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of November 30, 2013, we were ranked first in terms of branches, second in terms of equity and third in terms of total loans and total deposits among private banks in Argentina.

As of December 31, 2013, on a consolidated basis, we had:

•	Ps. 59,295.0 million (US$9,097.1 million) in total assets;

•	Ps. 39,023.8 million (US$5,987.1 million) in loans to the non-financial private sector and foreign residents;

•	Ps. 43,427.0 million (US$6,662.6 million) in total deposits;

•	approximately 3.2 million retail customers and 0.1 million corporate customers that provide us with approximately 3.3 million clients; and

•	approximately 1.1 million employee payroll accounts for private sector customers and provincial governments.

Our consolidated net income for the year ended December 31, 2013 was Ps. 2,443.6 million (US$374.9 million), representing a return on average equity of 33.3% and a return on average assets of 4.6%.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•	Strong financial position. As of December 31, 2013 we had excess capital of Ps. 4,236.2 million (25.3% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Consistent profitability. As of December 31, 2013, we had obtained profitability for the last 48 consecutive quarters, the only bank with that trade record in Argentina, with a return on average equity of 26.7%, 27.1% and 33.3% for 2011, 2012 and 2013 compared to 25.3%, 25.8% and 29.6% respectively, for the Argentine banking system as a whole.

•	Our shareholders’ equity as of December 31, 2011, 2012 and 2013 as calculated under Central Bank Rules, was Ps. Ps. 4,719.6 million, Ps. 6,199.1 million and 8,627.4 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2011, 2012 and 2013 was Ps. 4,363.1 million, Ps. 5,928.1 million and Ps. 8,402.5 million, respectively.

•	Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small and medium-sized businesses, generally located outside of the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•	High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. The Bank’s focus is particulary in some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have benefited from the export-driven growth in the Argentine economy.

•	Largest private-sector branch network in Argentina. With 430 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 93% of these branches are located outside of the City of Buenos Aires.

•	Loyal customer base. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and to our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•	Exclusive financial agent for four Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide all their employees with Plan Sueldo accounts, giving us access to substantial low cost funding and a large number of loyal customers.

•	Strong and experienced management team and committed shareholders. We are led by a committed group of shareholders who have transformed our bank from a small wholesale bank to one of the strongest and largest banks in Argentina, with senior executive roles in our management and more than 20 years of experience in the banking industry.

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

We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:

•	Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and small and medium-sized businesses, most of which have traditionally been underserved by the Argentine banking system and are generally located outside of the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition. We believe the provinces outside of the City of Buenos Aires that we serve are likely to grow faster than the Argentine economy as a whole because their export-driven economies have benefited from the devaluation of the Peso and higher prices for agricultural products and commodities.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers we intend to:

•	Utilize our extensive branch network. We intend to utilize our extensive branch network, which we consider our key distribution channel, to market our products and services to our entire customer base. We utilize a personalized approach to attract new customers by providing convenient and personalized banking services close to their homes and facilities.

•	Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers, strengthening financing to the small business segment.

•	Expand our share in the agricultural and livestock industry and those export-related activities.

•	Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Offer personalized service. We offer our clients a menu of products and personalized, face-to-face advice to help them select the banking services that best respond to their needs.

•	Expand the customer base in the City of Buenos Aires by opening new branches in this region.

•	Strengthen our credit card market share by increasing promotion actions and benefits for clients.

•	Focus on efficiency and cost control. We intend to increase our efficiency creating new economies of scale, and reducing costs in connection with the integration of merged entities. We have been working on upgrading our information systems and other technology in order to further reduce our operating costs and to support larger transaction volumes nationally.

•	Extend existing corporate relationships to their distributors and suppliers. We have established relationships with major corporations in Argentina and will focus our marketing efforts on providing services to their distributors, suppliers, customers and employees, including providing working capital financing and Plan Sueldo payroll services.

•	Increase cross-selling. We plan to increase cross-selling of products and services to our existing clients. Since almost all of our clients have a checking and savings account, we have a significant opportunity to expand our relationships with them through other products such as credit cards, loans and insurance. For example, significant cross-selling opportunities lie with our retail clients, of whom only 26% currently have personal loans from us and only 42% currently have a credit card from us.

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

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 26% currently have a personal loan from us and only 42% currently have a credit card, and we believe there is strong potential to increase these percentages.

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

In 2011 market conditions continued to improve and the demand for household financing, mainly consumer loans (personal and credit card loans) continued to increase. During 2012, the demand for household financing continued to increase, mainly in terms of consumer loans (personal and credit card loans), allowing us to attain some of our strategic goals in this area. In 2013 we maintained our market share of consumer loans, maintaining a sustained leadership and competitive positioning of the personal loan portfolio, and our significant growth in credit cards.

Savings and checking accounts and time deposits

We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

During 2011 and 2012 we continued fostering the diversified development of our funding sources and established a solid commission base. Our commercial and customer bonding actions enabled us to achieve growth in the deposit portfolio, above market levels, mainly due to an increase in time deposits of retail customers (less than 1 million) which intensified funding atomization. In 2013, the portfolio showed a significant growth, driven by a significant increase in demand deposits.

In 2012 the government established that all payments made to pensioners by the ANSES take place through financial institutions, which in our case resulted in the opening of over 200,000 accounts. Likewise, in 2013 the payment of family allowances into bank accounts was implemented massively, resulting in the opening of over 45,000 accounts and the issuance of the associated debit cards.

Our “Debit Card” product is critical within the framework of our strategies to increase customer transactions by encouraging the use of accounts. Its secondary purpose is to develop account balances due to increased deposits into transactional accounts thus expanding our demand deposits base. With respect to transactional accounts, during 2013, the monetary volume of purchase transactions increased by 40% while the number of debit card purchases increased by 27%.

The following table reflects the number of retail accounts as of December 31, 2011, 2012 and 2013:

	Approximate number of retail accounts (as of December 31, of each year)
Product	2011	2012	2013
Savings
Total savings accounts	1,905,214	2,125,687	2,231,442
Plan Sueldo (private sector)	561,567	569,539	583,976
Plan Sueldo (public sector)	582,617	546,592	554,679
Retirees	424,905	689,218	696,858
Open market	336,125	320,338	395,929
Checking
Checking accounts	340,294	424,086	538,407
Electronic account access
Debit cards	1,694,305	1,906,384	2,174,140

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

In 2012, the Bank increased the market share in consumer loans, consolidating the Bank’s leadership and competitiveness in the personal loans market. In this context and focused on our continuous growth in the credit card market, we have reinforced our actions aiming to increase credit card consumption and total assets. The credit quality of the portfolio remained strong, improving the balance of risk assumed and benefits obtained from this portfolio. The efficiency of our marketing efforts was improved by implementing new channels (external marketing agencies and sales force).

In 2013, our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps. 20,000) grew by 30% as of December 31, 2013 as compared to December 31, 2012, which allowed us to maintain our market share and leadership in consumer loans.

During 2013 our growth in personal loans reached 28%, this growth was accompanied by a substantial increase in profitability. This performance allowed us to maintain our leading position with a market share of 14% in 2013. Growth during 2013 was closely related to direct and mass communication campaigns launched in mid-2012 through highly efficient, low-cost, innovative communication channels. Text, voice and multimedia messaging actions were added to those already implemented.

In addition, aiming to strengthen our relationship with our customers and generating automatic loan extension mechanisms, two new Personal Loan extension channels were added in 2013: “pronto cash on line” whereby customers can obtain a loan in seconds directly through Home Banking and “Pronto cash telefónico” which allows customers to call our 0810 line and obtain cash immediately, to the extent they are pre-qualified.

To continue growing in the credit card market, actions aiming to increase consumption and total assets were stengthened. An aggressive new accounts and client acquisition plan was developed, supplemented with direct marketing campaigns to promote consumption and use of credit cards by phone.

We maintained our point-of-sale promotion strategy, offering discounts and interest free payment installments, resulting in increased additional card consumption and automatic debits on credit cards.

We are also one of the major credit card issuers in Argentina, with approximately 1.9 million credit cards in circulation as of December 31, 2013. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases.

As a result of our actions, the credit card portfolio grew by 41% in 2013 as compared to 2012, attaining a market share of 8%.

As of December 31, 2011, 2012 and 2013, our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps. 20,000) was as follows:

	Retail loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of retail loan portfolio)
	2011		2012		2013
Overdrafts	243.6	1.7%	264.7	1.5%	333.0	1.4%
Documents (1)	793.1	5.5%	939.4	5.2%	1,073.2	4.6%
Pledged loans (2)	243.7	1.7%	334.9	1.8%	501.1	2.1%
Mortgage loans	532.3	3.7%	587.5	3.2%	623.5	2.6%
Personal loans	9,129.0	63.8%	11,006.5	60.6%	14,125.8	59.9%
Credit card loans	2,956.5	20.6%	4,547.6	25.0%	6,428.1	27.2%
Other	436.1	3.0%	496.8	2.7%	521.2	2.2%
Total	14,334.3	100.0%	18,177.5	100.0%	23,605.9	100.0%

(1)	Factoring, check cashing advances and loans with promissory notes.
(2)	Primarily secured automobile loans.

The table below sets forth additional information related to our retail loan portfolio (which we define here as loans to individuals and loans to very small companies in an amount up to Ps. 20,000) as of December 31, 2013:

	Retail loan portfolio (in Pesos except where noted) (as of December 31, 2013)
	Personal loans	Documents (1)	Mortgage loans	Overdrafts	Pledged loans (2)	Credit card loans	Others
Total customers with outstanding loans	786,566	11,343	5,409	369,251	2,970	928,166	7,573
Average gross loan amount	13,369	9,503	113,136	735	153,201	6,175	61,514

(1)	Factoring, check cashing advances and loans with promissory notes.
(2)	Primarily secured automobile loans.

Personal loans, the most representative share of our portfolio, carried as of December 31, 2013 an annual average interest rate of 37.5% and an average maturity of 44.3 months. Interest rates and maturities vary across products.

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

The corporate business is focused on the classification by sizes and sectors. We have four categories for our corporate customers: small companies, which register up to Ps.100 million in sales per year; medium companies, which register more than Ps.100 million and less than Ps.150 million in sales per year; major companies, which register more than Ps.150 million in sales per year; and agro companies, which include individuals and companies who operate in agriculture or in the commerce of its products.

As in previous years, the Bank continued developing its descentralized segment-specific service strategy aiming at improving customer service. At present, the Bank has a network of branches with business officials specialized in each category offering a wide range of products including working capital facilities, investment projects, leasings and foreign trade transactions.

Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to major corporate customers. See Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Lending products and services

Most of our current lending activity consists of working capital loans to small and medium-sized businesses. Our historic focus on small and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2013, our 20 largest private sector loans accounted for 10% of our total corporate loans.

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

Our lending activities to the corporate sector (defined here as companies with loans outstanding in excess of Ps.20,000) totaled Ps. 15,418 million as of December 31, 2013. In 2013, our corporate loan portfolio recorded a 19% increase compared to 2012. This development was driven by an increase in long term facilities, mainly pledge loans and mortgage loans.

As in 2012, the contribution of the agribusiness and SMEs segments, which were once again the most dynamic, was critical in 2013. Loans to agrocompanies and small sized companies, grew by 36% and 44% respectively in 2013 as compared to 2012 contributing to the increased atomization and stability of our corporate loan portfolio.

In 2013, the agricultural sector continued to be one of the most active players in terms of financial activity. During 2013 we covered the financial needs at more than 17,500 agricultural producers, such as working capital financing, including over 1,000 investment projects for over Ps. 613 million through the Credit Facilities for Productive Investments (Línea de Créditos para la Inversión Productiva). Additionally, actions adopted in connection with Macro Agro Cards were especially important, resulting in a more effective activation of accounts and an increase in consumption volumes and portfolio balances of 272% and 95%, respectively in 2013, mainly as a result of the new alliances.

In 2013, the credit portfolio for the small sized companies increased significantly mainly as a consequence of an increase in medium and long term loans. Through our Credit Facilities for Productive Investments (Línea de Créditos para la Inversión Productiva), the Bank funded venture projects for over 2,500 companies, from 1,600 in 2012, for an aggregate amount of Ps. 1,134 million. In this regard, the bank’s strategy was essential to reach more clients offering them a wide range of products subject to a fast approval process.

In 2013, the medium size companies and major companies’ loan portfolio increased 9% and 4%, respectively, as compared to 2012.

As of December 31, 2013 the Bank had disbursed Ps. 2,480 million through our Credit Facilities for Productive Investments, an amount above the mandatory minimum amount required by the Central Bank regulations, supporting the Bank’s commitment to finance productive activities.

As of December 31, 2011, 2012 and 2013, our loans to companies were as follows:

	Loans to companies in excess of Ps. 20,000
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of corporate loan portfolio)
	2011		2012		2013
Overdrafts	2,556.8	25.8%	4,149.0	31.9%	4,283.7	27.8%
Documents (1)	2,369.2	23.9%	2,702.3	20.7%	3,193.7	20.7%
Pledged loans (2)	441.4	4.5%	613.7	4.7%	957.2	6.2%
Mortgage loans	628.5	6.3%	956.6	7.3%	1,750.6	11.4%
Other (3)	3,908.0	39.5%	4,604.9	35.4%	5,232.5	33.9%
Total	9,903.9	100.0%	13,026.5	100%	15,417.9	100.0%

(1)	Factoring, check cashing advances and promissory notes.
(2)	Primarily securing cargo transportation equipment.
(3)	Mostly structured loans (medium- and long-term).

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

Collection services. Our collection services include cash or check deposits at our 430 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

As of December 31, 2013 we had the largest private sector branch network in the country with 430 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage of the provinces of Argentina with 93% of our branches located outside of the City of Buenos Aires. Furthermore, as of December 31, 2013 we had 1,133 ATMs, 836 self-service terminals (“SSTs”), 65 service points used for social security benefit payments and servicing of checking and savings accounts and an internet banking service (home banking).

The following table breaks down the distribution of our branches per province and sets forth our market share for all banks in those provinces as of October 31, 2013:

	As of October 31, 2013
Province	Branches	% of total	Market Share (% share of total of branches in each province)

City of Buenos Aires	31	7.2%	3.8%
Buenos Aires (Province)	61	14.2%	4.6%
Catamarca	1	0.2%	4.2%
Chaco	1	0.2%	1.6%
Chubut	5	1.2%	5.3%
Cordoba	67	15.6%	15.3%
Corrientes	3	0.7%	3.5%
Entre Rios	8	1.9%	6.3%
Formosa	0	0.0%	0.0%
Jujuy	15	3.5%	46.9%
La Pampa	2	0.5%	1.9%
La Rioja	2	0.5%	7.4%
Mendoza	14	3.3%	8.9%
Misiones	34	7.9%	53.1%
Neuquen	5	1.2%	5.3%
Rio Negro	6	1.4%	8.5%
Salta	27	6.3%	45.8%
San Juan	1	0.2%	2.7%
San Luis	1	0.2%	2.1%
Santa Cruz	2	0.5%	4.7%
Santa Fe	106	24.7%	23.8%
Santiago del Estero	1	0.2%	1.9%
Tierra del Fuego	2	0.5%	8.7%
Tucuman	34	7.9%	42.5%
TOTAL	429	100.0%	9.9%

Source: Central Bank

Technology

The Bank’s technological development is continuous and the number of alternative methods to perform banking transactions is increasing. Automated channels allow our clients to perform banking transactions with enhanced speed, comfort and safety, offering a wide variety of available transactions.

During 2013 we have focused on automatic channels, giving customers more accessible and flexible services. As a consequence, the use of automated channels continued expanding, in terms of volume of transactions and number of users. The transactions performed through the ATMs increased by 10% in 2013 and transactions performed through home banking increased by 17% as compared with the previous year. The significant and sustained increase in the number of users and transactions evidences the effectiveness and level of acceptance of these services in the market.

Regarding the use of ATMs, we implemented new programs in order to maintain high standards of safety and service quality and availability. In addition, the Bank continued implementing technological improvements and updates to its ATMs. In 2013, the Bank installed 500 ATMs of which 76% were replacements, 12% were new units and 12% were reinforcements. We have increased the number of access points in our branches, reaching a total of 1,133 operating ATMs and 836 SSTs, representing one of the widest network in the country.

Furthermore, we continued with our efforts to improve the management of business processes and during 2012 we implemented a BPM (Business Process Management) software. During 2013 we continued implementing the BPM software upon demand from the different Bank areas for the purpose of improving efficiency and providing adequate flexibility.

In 2012 we started with the improvement of our server platform, by creating a virtual version of our servers. In 2013, we continued optimizing the use of space, reducing costs and improving quality.

The main technological developments of 2013 include: (i) implementation of a system to manage the flow of users of queue ticket dispensers in branches and payment centers, (ii) definition of attendance standards and queue times in branches, (iii) creation of a complaint handling module (CMR application), (iv) development of technological platform for incident management and services, (v) implementation of IP technology across the call center system, (vi) creation of the client contact center and (vii) monitoring of ATMs.

The total amount that we plan to invest in technology in 2014 is approximately US$ 46 million.

Risk management policies

For purposes of complying with the “Risk Management Guidelines for Financial Institutions” set forth under Communication “A” 5203, as amended, we have adopted various measures at our organizational structure level and have implemented actions to ensure the establishment of an independent risk management the definition and/or adequacy of policies and procedures.

As to the Bank’s organizational structure, the board of directors has created a Risk Management Committee responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see “Item 6. C”. In this regard, the Committee includes the heads of financial risk, credit risk and operational risk, which are in charge of implementing the guidelines contained in the Risk Management framework policy.

Our risk management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

Our risk management process includes the definition by the board of directors of the accepted risk levels, the monitoring by responsible officers of the Bank’s compliance with such levels, the issuance of regular reports for the Risk Management Committee, the follow up of alerts and the application of action plans in connection with such alerts. In addition, our risk management process also defines the guidelines for the development of stress tests, which commenced in 2013 based on an action plan approved by the Risk Management Committee.

The development of the stress test program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also provides for the development of a contingency plan based on the test results. The Risk Management Committee leads and coordinates these tasks.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

Economic capital estimate

In 2013, the Bank commenced with the capital self-assessment process.

Economic capital is the estimated amount of unexpected losses identified for each one of the individual risks (financial, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis.

Economic capital was first quantified based on the amounts as of December 31, 2013, in compliance with the provisions of Communication “A” 5394 and “A” 5398. Starting January 2014, it was implemented as a formal procedure to be calculated on a monthly basis, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the business plan and the “stress tests”.

The methods used to measure the economic capital of each risk were documented and approved by management, pursuant to the internal rules on corporate governance and risk management.

Financial risk

Financial risk is understood to be comprised of liquidity, market and interest rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of market, liquidity and interest rate risk management. This process is reviewed periodically by the risk management committee in accordance with the guidelines set forth by Central Bank.

The purpose of the financial risk policy is to ensure that the Risk Management Committee and senior management have the proper procedures, tools and information to enable them to measure, manage and control the applicable risks.

Credit risk

Credit policy and credit risk management

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies, the purpose of which is to ensure that risks fall within a risk tolerance level decided by the board of directors, which is responsible for approving our strategy, significant credit policies and practices and level of risk tolerance.

The Credit Risk Management Committee is responsible for establishing the policies and procedures for risk management and monitoring our senior management’s activities involving the management of credit risks, among others. It advises the board of directors on the Bank’s risks.

The Credit Risk Department is responsible for the implementation of policies and procedures for managing and monitoring our credit risk exposure, enabling us to a clear identification, evaluation, control, follow up and mitigation of such risk.

During 2013, the Credit Risk Management Department was created, which is in charge of designing the company rating and individual scoring models, calculation of expected losses and economic capital and stress tests. It is also involved in designing the decision engines to approve the credit ratings on a mass scale and/or in a decentralized manner, and in generating the credit risk monitoring indicators.

Procedure manuals and tools (information systems, rating and follow-up systems, risk models, and deliquency recovery policies) are used to manage risk efficiently based on the type of client. One of the credit risk management tools used includes the evaluation or score models (for admission, behavior and collections), which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. The Bank is also developing models to use in relation to expected losses, forecasts and capital adequacy assessments, which are currently at different stages of progress and form part of our action plan to adjust to local regulations (Communications “A” 5394 and “A” 5398), the Basel principles and best practices for risk management In addition, we continuously monitor compliance with credit regulations of the Central Bank.

Credit risk rating and approval process

In order to determine the credit risk, our Credit Risk Department qualifies each individual or company by means of a risk rating model, assigning a rating to each debtor, taking into consideration quantitative as well as qualitative concepts. The Credit Risk Department has focused on its actions aimed at increasing the quality and efficiency of the credit risk rating process.

Various credit committees, composed of members of the business and risk areas, act under the supervision of our board of directors and are responsible for reviewing and determining whether to approve certain loans, depending upon the amount and type of loan: a senior credit committee, a junior credit committee, a credit committee by business, a credit committee by region and a small agrobusiness committee. The senior credit committee consists of members of the board of directors and senior management and considers loan proposals in excess of Ps.18 million.

In Corporate Banking, approval by credit committees is required, and specific risk reports are prepared by customer or by group of companies. To streamline this process of approving pre-defined products and smaller amounts, there are decentralized assessment methods in place for agro businesses and MSMEs. There is an individual and joint powers system in place for managers and business officers which is applied exclusively to short term transactions involving small amounts or which have self-liquidating collateral.

The Retail Banking area has assessment policies in place to evaluate each customer depending the type of client. In order to streamline the processes, the requested assistance is entered into the related evaluation system, which produces an approval or a rejection and, if applicable, determines the maximum financing amount. There is also a widespread use of scores (imposing a minimum limit of admission related to an acceptable arrears level), credit prequalification models to evaluate potential clients (which reduce and standardize analyses) and the permanent rating for consumer customers (which allows branches to provide assistance within the margins set out on a centralized basis).

Operational risk

Operational risk, which we define pursuant to the Basel II Accord and Communication “A” 5398 of the Central Bank, consists of the risk of suffering losses due to inadequate or failed internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputational risk.

The Bank has policies, procedures and structures, appointing a head of operational risk and an operational risk committee, whose main objective is to secure an operational risk management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting area managers and the Bank’s board of directors, in an environment of rapidly changing and significant risks.

A quantitative approach is used to measure operational risk and technological risk. As regards Risk Management related to the IT and information systems, we have contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

We have an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, in 2013 we continued to implement improvements on different functions of our risk management system.

Banking industry

The Argentine banking industry was affected by the 2008 global financial crisis. Since 2010, the sector has showed an upward trend in terms of scale, profitability, solvency and asset quality.

Scale

Following the improved economic and financial outlook in Argentina, the financial intermediation activities of banks with the private sector expanded during 2011, 2012 and 2013. Deposits from private sector increased by 32%, 26% and 29% on average in 2011, 2012 and 2013, respectively. Loans to the private sector increased by 47%, 35% and 32% on average in 2011, 2012 and 2013, respectively, mainly as a result of an increase in the economic activity as a whole. Total deposits grew by 31%, 23% and 27% on average in 2011, 2012 and 2013, respectively.

The level of private sector loans and deposits over GDP was still low as of December 31, 2013, at 19% for private sector loans/GDP and 29% for total deposits/GDP. These levels in terms of GDP allow to forecast a considerable potential growth in upcoming years.

	2011	2012	2013
	(in million of Pesos)

Total Assets (1)	577,367	712,390	892,921
Total Deposits (1)	427,444	524,874	666,724
Gross Private Sector Loans (1)	245,666	330,627	435,783
Private Sector Deposits (1)	295,858	371,774	480,009

Source: Central Bank

(1)	Twelve-month average.

Profitability

The Argentine financial system and the profitability of banks were deeply affected by the 2001-2002 local crisis. Since 2003, the financial system has steadily been on its path to recovery, with a growing number of profit-making entities each year.

The Argentine financial system continues its consolidation process after reaching a stage of more stable profits, and accumulating positive results for over 12 years, which underscores the sector’s solvency.

In 2013 the profitability of the financial system increased by 50% to Ps. 29,169 million from Ps. 19,497 million in 2012, signaling a recovery in the intermediation activity and generating an improvement of profitability ratios.

	2011	2012	2013
Net income (in millions of Pesos) (1)	14,754	19,497	29,169
Return on average equity	25.3%	25.8%	29.6%
Return on average assets	2.7%	2.9%	3.4%

Source: Central Bank

(1)	This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

Asset Quality

The credit quality of the Argentine financial system showed a marginal decline as a consequence of the 2008 global financial crisis due to a slowdown in the placement of credit to the public sector and the increase in delinquency rates. This situation, started to reverse during mid-2009. During 2010 and 2011, the credit quality improved substantially, both for private and public sectors. In 2012, asset quality ratios deteriorated slightly as a consequence of the decrease in Argentina’s economic growth; however, the financial system continued to show low levels of non-performing portfolio and extensive coverage ratios for non-performing portfolio. During 2013, such ratios remained comparable to those from 2012.

As of December 31, 2013, the non-performing credit portfolio level reached 1.5% of the total credit portfolio, whereas the coverage ratio level reached 143%.

The following table shows the percentages of non-performing portfolios in the Argentine financial system:

	2011	2012	2013
Non-performing Credit Portfolio	1.2%	1.5%	1.5%
Non-performing Credit Portfolio - Private Sector	1.4%	1.7%	1.7%
Coverage ratio	176.0%	144%	143%

Source: Central Bank

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Francés S.A., HSBC Bank Argentina S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, specialized credit packages, payroll services and investment management services.

Competitive landscape

We are ranked as the third private bank and the fifth bank overall in Argentina in terms of total loans and total deposits as of November 30, 2013. In terms of equity we are ranked as the second private bank and the third bank overall in Argentina as of November 30, 2013. Below are the rankings of banks across these metrics:

Total Loans (As of November 30, 2013)		Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	107,854,014	20.0%
2	BANCO SANTANDER RIO S.A.	43,906,524	8.1%
3	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	40,890,123	7.6%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	39,188,514	7.3%
5	BANCO MACRO S.A. (2)	37,692,779	7.0%
6	BBVA BANCO FRANCES S.A.	33,278,493	6.2%
7	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	23,042,701	4.3%
8	HSBC BANK ARGENTINA S.A.	21,109,162	3.9%
9	BANCO PATAGONIA S.A.	18,474,479	3.4%
10	BANCO CREDICOOP COOPERATIVO LIMITADO	16,872,526	3.1%
	OTHERS	156,876,547	29.1%
	TOTAL	539,185,862	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro on a consolidated basis.

Total Deposits (As of November 30, 2013)		Ps. Million	Market Share (% share of total deposits for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	213,264,026	29.1%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	70,057,972	9.6%
3	BANCO SANTANDER RIO S.A.	49,421,782	6.8%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	48,652,809	6.6%
5	BANCO MACRO S.A. (2)	43,692,460	6.0%
6	BBVA BANCO FRANCES S.A.	40,518,728	5.5%
7	HSBC BANK ARGENTINA S.A.	28,009,674	3.8%
8	BANCO CREDICOOP COOPERATIVO LIMITADO	27,296,730	3.7%
9	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	25,478,562	3.5%
10	BANCO PATAGONIA S.A.	21,379,527	2.9%
	OTHERS	164,273,971	22.4%
	TOTAL	732,046,241	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro on a consolidated basis.

Equity (As of November 30, 2013)		Ps. Million	Market Share (% share of equity for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	25,630,912	21.9%
2	BANCO SANTANDER RIO S.A.	8,762,434	7.5%
3	BANCO MACRO S.A.(2)	8,238,973	7.0%
4	BBVA BANCO FRANCES S.A.	6,729,418	5.8%
5	BANCO DE GALICIA Y BUENOS AIRES S.A.	6,463,446	5.5%
6	HSBC BANK ARGENTINA S.A.	4,920,493	4.2%
7	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	4,517,803	3.9%
8	BANCO PATAGONIA S.A.	4,452,859	3.8%
9	CITIBANK N.A.	4,441,820	3.8%
10	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	4,356,398	3.7%
	OTHERS	38,494,757	32.9%
	TOTAL	117,009,313	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro.

There is a large concentration of branches in the City and province of Buenos Aires in the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina, and a leading regional presence holding 68% of the total branches in eight provinces including Santa Fe, Córdoba, Río Negro, and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy, where we are the largest bank in terms of branches.

	As of October 31, 2013
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in each province)
Province	Branches	% of total	Branches	% of total

City of Buenos Aires	811	18.7%	31	7.2%	3.8%
Buenos Aires (Province)	1,329	30.7%	61	14.2%	4.6%
Catamarca	24	0.6%	1	0.2%	4.2%
Chaco	61	1.4%	1	0.2%	1.6%
Chubut	95	2.2%	5	1.2%	5.3%
Cordoba	439	10.1%	67	15.6%	15.3%
Corrientes	85	2.0%	3	0.7%	3.5%
Entre Rios	128	3.0%	8	1.9%	6.3%
Formosa	18	0.4%	0	0.0%	0.0%
Jujuy	32	0.7%	15	3.5%	46.9%
La Pampa	108	2.5%	2	0.5%	1.9%
La Rioja	27	0.6%	2	0.5%	7.4%
Mendoza	158	3.6%	14	3.3%	8.9%
Misiones	64	1.5%	34	7.9%	53.1%
Neuquen	95	2.2%	5	1.2%	5.3%
Rio Negro	71	1.6%	6	1.4%	8.5%
Salta	59	1.4%	27	6.3%	45.8%
San Juan	37	0.9%	1	0.2%	2.7%
San Luis	48	1.1%	1	0.2%	2.1%
Santa Cruz	43	1.0%	2	0.5%	4.7%
Santa Fe	446	10.3%	106	24.7%	23.8%
Santiago del Estero	53	1.2%	1	0.2%	1.9%
Tierra del Fuego	23	0.5%	2	0.5%	8.7%
Tucuman	80	1.8%	34	7.9%	42.5%

TOTAL	4,334	100.0%	429	100.0%	9.9%

Source: Central Bank

(1)	Includes branches of Banco Macro, Banco del Tucuman and Banco Privado.

Approximately 81% of the branches in the Argentine financial system are located outside the City of Buenos Aires; in our case, approximately 93% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 69% of the total amount of the system. As of October 31, 2013 we were second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 11.3%. The following ranking is based on financial institutions with a relevant number of branches as of October 31, 2013:

	As of October 31, 2013
Entity	Total Number of Branches	Market Share of Branches in Argentina	Branches in City of Buenos Aires	Market Share of Branches in City of Buenos Aires	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country
BANCO DE LA NACION ARGENTINA (1)	631	14.6%	64	7.9%	567	16.1%	89.9%
BANCO MACRO S.A. (2)	429	9.9%	31	3.8%	397	11.3%	92.5%
BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	342	7.9%	38	4.7%	304	8.6%	88.9%
BANCO SANTANDER RIO S.A.	337	7.8%	99	12.2%	238	6.8%	70.6%
BANCO DE GALICIA Y BUENOS AIRES S.A.	261	6.0%	86	10.6%	175	5.0%	67.0%
BANCO CREDICOOP COOPERATIVO LIMITADO	253	5.8%	40	4.9%	213	6.0%	84.2%
BBVA BANCO FRANCES S.A.	245	5.7%	82	10.1%	163	4.6%	66.5%
BANCO DE LA PROVINCIA DE CORDOBA S.A.(1)	170	3.9%	1	0.1%	169	4.8%	99.4%
BANCO PATAGONIA S.A.	170	3.9%	42	5.2%	128	3.6%	75.3%
HSBC BANK ARGENTINA S.A.	139	3.2%	46	5.7%	93	2.6%	66.9%
OTHERS	1,357	31.3%	282	34.8%	1,076	30.5%	79.3%
TOTAL	4,334	100.0%	811	100.0%	3,523	100.0%	81.3%

Source: Central Bank

(1)	Public sector bank.
(2)	Includes branches of Banco Macro, Banco del Tucumán and Banco Privado.

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

Basic minimum capital

The basic minimum capital requirement varies depending on the type of financial institution and the jurisdiction in which the financial institution’s headquarter is registered, with Ps. 26 million for banks under category I and II (Ps. 12 million for other financial entities under this category), and Ps. 15 million for banks under category III to VI (Ps. 8 millions for other financial entities under this category).

Category	Banks	Other financial entities (except Credit Unions)

I and II	26 millions	12 millions
III to VI	15 millions	8 millions

Additionally, financial entities located in ports and airports must comply with category I requirements and those entities engaged in foreign trade transactions must comply with the requirements applicable to banks under said category.

On the other hand, the regulatory capital of commercial banks acting as custodians of securities representing investments of the Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino must be equal to or exceed the higher of Ps. 400 million or an amount equivalent to 1% of the total book value of the securities in custody.

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

The Central Bank takes into consideration the RPC in order to determine compliance with capital requirements. Pursuant to Communication “A” 5369 issued by the Central Bank on November 9, 2012, the RPC consists of Level 1 capital (Basic Net Worth-NWb) and Level 2 capital (Complementary Net Worth-NWc).

RPC = NWb + NWc

Basic Net Worth (NWb): Level 1 capital

Level 1 capital consists of (i) ordinary capital level 1 (COn1), (ii) deductible concepts from ordinary capital level 1 (CDCOn1), (iii) additional capital level 1 (CAn1), (iv) deductible items from additional capital level 1 (CDCAn1):

NWb = COn1 – CDCOn1 + CAn1 – CDCAn1

Ordinary capital level 1 includes the following net worth items: (i) capital stock (excluding preferred stock), (ii) non-capitalized capital contributions (excluding share premium), (iii) adjustments to shareholders’ equity, (iv) savings reserves (excluding the special reserve for debt instruments), (v) retained earnings, (vi) other results either positive or negative, in the following terms:

•	with respect to results at prior fiscal years, 100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last closed fiscal year and in respect to which the auditor has not issue the audit report;

•	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statement;

•	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements;

•	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

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

The abovementioned items will be considered without certain deductions pursuant to subsection 8.4.1. and 8.4.2 (as applicable) of the Central Bank Communication “A” 5369.

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

Complementary Net Worth (NWc): Level 2 capital

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

Moreover, debt instruments included under NWc must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity.

•	Not insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.

•	Maturity: (i) original maturity date within no less than 5 years, (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed, and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After 5 years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.

•	They cannot incorporate dividends/coupon with periodic adjustments linked to the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity.

Additionally, instruments included in Level 2 capital and CAn1, shall present the following conditions in order to assure their loss-absorbency capacity:

a)	Their terms and conditions must include a provision pursuant to which the instruments must absorb losses – either through a release on debt or its conversion into ordinary capital- once a triggering event has occurred, as described hereunder.

b)	If there the holders receive compensation for the debt release performed, it should be carried out immediately and only with common shares, pursuant to applicable regulations.

c)	The financial entity must have been granted the authorization required for the immediate issuance of the corresponding common shares in case a triggering event, as described hereunder, takes place.

d)	Triggering events of regulatory provisions described in item (a) are: (i) solvency or liquidity of the financial entity is threatened and the Central Banks rejects the regularization plan submitted or revokes its authorization to function or authorizes restructuring protecting depositors (whatever happens first) or (ii) the decision to capitalize the financial entity with public funds.

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

Deductible items applied to the different capital levels:

•	Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within 5 business days. When those participations in other financial entity’s capital (individually representing less than 10% of each issuer’s COn1) exceeds 10% of the COn1 of the financial entity, net of deductions, the amount above said 10% must be deducted from each one of the capital levels according to the following methodology:

•	Amount to be deducted from COn1: the amount exceeding the 10% multiplied by the proportion of the holdings of COn1 over the total capital interests.

•	Amount to be deducted from CAn1: the amount exceeding the 10% multiplied by the proportion of the holdings of CAn1 over the total capital interests.

•	Amount to be deducted from NWc: the amount exceeding the 10% multiplied by the proportion of the holdings of the NWc over the total capital interests.

•	Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision, when the entity owns up to 10% of the issuer’s ordinary capital or when the issuer is a subsidiary of financial entity according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments includes the acquired net position: (iii) securities issued are placed within 5 business days.

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

Economic Capital

Communication “A” 5398 of the Central Bank requires that financial institutions must have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”) as well as a strategy aiming to maintain their regulatory capital. If as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase it based on their own estimates to meet the regulatory requirement.

The economic capital of financial institutions is the amount of capital required to pay not only unexpected losses arising from exposure to credit, operational and market risks, but also those arising from other risks to which the financial institution may be exposed.

Financial institutions must demonstrate that their internal capital targets are well funded and adequate to their general risk profile and operations. The ICAAP should take into consideration all the material risks to which the institution is exposed; to such end, institutions must define an integral process for the management of, at least, credit, operational, market, interest rate, liquidity, reputational and strategic risks, using stress tests to assess potential adverse scenarios that may affect their regulatory capital.

The ICAAP must include stress tests supplementing and validating any other quantitative or qualitative approach employed by the institution in order to provide the board of directors and senior management with a deeper understanding of the interaction among the various types of risk under stress conditions. In addition, the ICAAP must consider the short- and long-term capital needs of the institution and ensure the prudent accumulation of excess capital during positive periods of the economic cycle.

The required amount of capital of each institution shall be determined based on its risk profile, taking into consideration other external factors such as the effects of the economic cycle and the economic scenario.

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

Pursuant to Communication “A” 5072 (as amended and supplemented), the Central Bank amended and restated the regulations governing dividend distribution by financial institutions. The Superintendency will be in charge of reviewing the ability of a financial entity to distribute dividends upon their request for approval. The request must be filed within 30 business days prior to the shareholders’ meeting that approves the financial institutions’ annual financial statements. Financial institutions may distribute dividends only if each of the following conditions is not met during the month preceding the request:

•	the financial institution is subject to a liquidation procedure or a mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;

•	the financial institution receives financial assistance from the Central Bank;

•	the financial institution does not comply with its reporting obligations under Central Bank regulations;

•	the financial institution breaches the minimum capital requirements (both on an individual and consolidated basis, excluding any individual exemption granted by the Superintendency) or minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector;

•	the financial institution is subject to significant penalties imposed by the UIF except when certain corrective actions have been implemented by the Superintendency or if a risk mitigation plan has been required.

Financial institutions that do not comply with all of the abovementioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (“Resultados no asignados”) at the end of the fiscal year, (ii) plus voluntary reserves for future dividend payments, (iii) minus voluntary reserves and mandatory statutory reserves and other items, such as: (a) balance of account related to payments made under pesification judicial rulings; (b) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market; (c) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report; (d) individual exemptions for asset valuation granted by the Superintendency; (e) balance of judicial deposits in foreign currency and accounting value of such deposits as required by Law No. 25,561 and Decree No. 214/02; and (f) net results of losses due to application of rules for valuation of securities of the non-financial public sector and monetary regulations of the Central Bank.

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

In 2011 and 2012, we did not meet the abovementioned conditions set forth by Central Bank regulations for dividend distribution. In particular, we did not meet the threshold, pursuant to which the minimum regulatory capital after carrying out the dividend payment should not be lower than the minimum capital requirement increased by 75%. We have met the regulatory threshold for dividend distribution for the fiscal year 2013 (i.e. the capital remaining after the distribution of dividends will be sufficient to meet the regulatory capital requirements increased by 75%) and such distribution was approved at our shareholders’ meeting held on April 29, 2014. We requested prior authorization from the Central Bank, which was pending as of the date of this annual report.

Credit risk

The minimum capital requirement due to counterparty (“CRC”) risk must be calculated by dividing the sum of each item’s daily balance by the amount of days corresponding to the month. The capital requirement for counterparty risk is defined as:

CRC = k * [0.08 * (APRc + no DvP) + DvP + RCD] + INC + IP.

Where “k” is determined by the rating (1 strongest, 5 weakest) assigned to the financial entity by the Superintendency, pursuant to the following scale:

Rating	K Factor
1	1
2	1.03
3	1.08
4	1.13
5	1.19

“APRc” stands for capital risk weighted assets calculated by adding the value obtained from applying the following formula:

A * p + PFB * CCF * p

Where “A” is computable assets, “PFB” is computable items which are not registered on the balance sheet (off balance sheet), “CCF” is the conversion credit factor and “p” is risk measure.

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

Each type of asset is weighted based on its respective accepted risk level. The table below shows the weighted percentage assigned to the most important types of assets:

Type of asset	Weighted percentage
Cash and cash equivalents	0 – 20
Exposure to governments and central banks	0 – 100
Exposure to the Multilateral Development Banks (MDB)	0 – 100
Exposure to national financial institutions	20 – 100
Exposure to foreign financial institutions	100
Exposure to national and foreign companies and other entities - including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio	75 – 100

Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the Registries authorized by the Central Bank	50
First mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee	35 – 100
First mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee	50 – 100
Delinquent loans over 90 days	50 – 150
Interests in companies	150
Exposures to central counterparty entities (CCP)	0
Other assets	100

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

Pursuant to Communication “A” 5346, the minimum capital requirements regarding OR in addition to requirements regarding counterparty and market risk were applied progressively, according to the following timetable:

i)	Financial entities, which on February 1, 2012 belonged to Group “A” according to Communication “A” 5106, as amended:

Period	Coefficient
February 2012 - March 2012	0
April 2012 - July 2012	0.50
August 2012 - November 2012	0.75
December 2012	1

ii)	Financial entities, which on February 1, 2012 belonged to Group “B” or “C” pursuant to Communication “A” 5106, as amended:

Period	Coefficient
February 2012 - March 2012	0
April 2012 - October 2012	0.25
November 2012 - December 2013	0.50
January 2014 - November 2014	0.75
December 2014	1

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

The table below shows the percentage rates that should be applied (from April 2014) to determine the required minimum cash reserve requirement, which in the case of transactions in Pesos, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 5569):

Item	Rate (%)
	Category I		Categories II to VI
	Pesos	Foreign Curency	Pesos	Foreign Curency
1-Checking account deposits	17		15
2-Savings account, basic account and free universal account	17	50	15	50
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Cese Laboral para los Trabajadores de la Industria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	17	50	15	50
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	17	50	15	50
5-Unused balances of advances in checking accounts under executed overdraft agreements	17		15
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12, 13 and 14 of this table:

(i) Up to 29 days	13	50	12	50
(ii) From 30 days to 59 days	10	38	9	38
(iii) From 60 days to 89 days	6	25	5	25

Item	Rate (%)
	Category I		Categories II to VI
	Pesos	Foreign Curency	Pesos	Foreign Curency
(iv) From 90 days to 179 days	1	14	—	14
(v) More than180 days	—	5	—	5

8-Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—		—
9-Securities (including Notes)
(i) Up to 29 days	14	50	14	50
(ii) From 30 days to 59 days	11	38	11	38
(iii) From 60 days to 89 days	7	25	7	25
(iv) From 90 days to 179 days	2	14	2	14
(v) More than 180 days	—	5	—	5
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	0		0
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	25	10	25
12-Deposits as assets of a mutual fund	19	50	19	50
13-Special deposits related to inflows of funds. Decree 616/2005	100		100
14-Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	15		14

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

Risk concentration: regulations include the concept of risk concentration, defined as the sum of loans that individually exceed 10% of the financial institution’s RPC. Risk concentration cannot be greater than:

•	Three times the RPC without considering loans to local financial institutions,

•	Five times the RPC on total financings,

•	Ten times the RPC of second-tier commercial banks when taking into account transactions with other financial institutions.

The three-time and five-time limits rise to four and six times, respectively, whenever increases are allocated to provide assistance to trusts or fiduciary funds from the non-financial public sector.

Those loans (other than the inter-bank operations) that exceed 2.5% of the financial institution’s RPC must be recommended by senior management and approved by the institution’s board or similar authority.

Diversification of risk: Financial institutions must ensure that their loan portfolio, is diversified among the highest possible number of individuals or companies and across all economic sectors, so as to avoid the concentration of risk due to transactions with a small group of individuals or companies or related to a specific sector, that may significantly affect the institution’s assets.

Degree of risk: In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth. The basic margin may be increased by an additional 200% provided such additional margin does not exceed 2.5% of the financial institution’s RPC as of the last day of the second month prior to the date of the financing and the increase is approved by the board of directors of the relevant financial institution.

Limits on credit assistance

Maximum individual limits on credit assistance for non-related clients are established as a percentage of the financial institution’s RPC.

Maximum limits for credit assistance to non-financial public sector are as follows:

Transactions with the non-financial public sector	Maximum limit (*)
i) Transactions with the national public sector	50%
ii) Transactions with each provincial jurisdiction or the City of Buenos Aires	10%
iii) Transactions with each municipal jurisdiction	3%

(*)	Individual limits will be increased by 15%, when the increase is applied to financial assistance granted to trusts or fiduciary funds subject to certain conditions and related to the financing of public sector or the inclusion of debt instruments issued by them.

Globally, lending to the public sector cannot exceed 75% of the institution’s RPC. As from July 2007, monthly credit assistance to the public sector cannot exceed 35% of a financial institution’s assets.

Maximum limits for credit assistance to non-financial private sector of the country and non-financial sector abroad are as follows:

Transactions with the non-financial private sector of the country and non-financial sector abroad	Maximum limit
i) For each borrower
a) Unsecured financings	15%
b) Total financings (secured or not) and/or collaterals included in financings guaranteed by other persons	25%
ii) For each Reciprocal Guarantee Company (RGC) (even related) or public guarantee fund	25%
iii) For each export credit insurance company	15%

Maximum limits for credit assistance to the financial sector of the country are as follows:

Transactions with the financial sector of the country	Lender	Taker
		Rated 1, 2 or 3		Rated 4 or 5
i) Financing by a financial institution that is not a second tier commercial bank to a local financial institution.	Rated 1, 2 or 3	25	%*	25%
	Rated 4 or 5	25%		0%

ii) Financing by a financial institution that is a second tier commercial bank	Rated 1, 2 or 3 Rated 4 or 5	100 100	% %	100 0	% %

*	This limit can be divided in two segments, with and without collateral, in each case by 25% subject to compliance with certain requirements.

Maximum limits for credit assistance to the financial sector abroad are as follows:

Transactions with the financial sector abroad	Maximum limit
i) Investment grade banks	25%
ii) Non-investment grade banks	5%

The allocation of margins for exposure to counterpart credit risk in derivative contracts is done on the basis of risk-sensitive measures and the features of each particular type of transaction (type of contract, frequency of marking to market, volatility of the asset). Transactions to be included are forwards, futures and options on shares and public bonds, and Central Bank debt instruments for which volatility is published, purchase and sale options on such assets, and swaps.

Operations with related clients

The regulation imposes limits on the risk arising from lending to persons or companies related to a financial institution. Regarding financial institutions, the term “related persons” refers to the following types of relationships:

A-Control relationship

i)	any person, other than from the non financial public sector of the country, having direct or indirect control over the financial institution;

ii)	any individual or entity, other than from the non financial public sector, directly or indirectly controlled by one or more persons directly controlling the financial institution;

iii)	any entity or individual directly or indirectly controlled by the financial institution, pursuant to the provisions of section 28, subsection a) of the Law on Financial Institutions and the regulations on “Services supplementary to the financial activity and permitted activities” and “Credit Grading”;

iv)	any financial institution or entity engaged in the provision of services supplementary to the financial activity, other than those referred to in the preceding items, subject to consolidated supervision with the financial institution;

v)	any financial institution, other than those referred to in the preceding items, having directors in common with the entity or company, other than from the non financial public sector of the country, having direct or indirect control over the financial institution or with the financial institution, to the extent such directors represent a simple majority of the respective boards of each such entities or financial institution;

vi)	in connection with local branches of foreign financial institutions, the parent company and the other branches; and

vii)	as an exception, if so determined by the board of directors of the Central Bank, based on the recommendation of the head of the Superintendency.

Control by one person of another is defined under such regulations as:

i)	holding or controlling, directly or indirectly, 25% or more of the total voting stock of the other person;

ii)	holding 50% or more of the total voting stock at shareholders’ or board meetings where directors or similar officers are elected;

iii)	even if holding less than 25% of the total voting stock, having control over other institutions that may in turn influence the decision making process of the relevant entity; and

iv)	when the Central Bank board of directors – pursuant to a proposal from the Superintendency – determines as such.

B - Personal relationship: including

1-Direct relationship with individuals in the following offices:

a) Incumbent directors, incumbent members of the board of directors and the supervisory committee;

b) Highest local officer of local branches of foreign financial institutions;

c) General manager or general deputy managers or similar officers;

d) Officers authorized to make credit decisions, up to manager or similar officer; and

e) Incumbent statutory supervisors.

2- Direct relationship with the following individuals:

a)	persons employed by financial institutions or companies engaged in the provision of services supplementary to the financial activity, subject to consolidated supervision by the financial institution;

b)	spouse or relatives up to the second degree of consanguinity or the first degree of affinity to individuals directly or indirectly related to the financial institution under a control or personal relationship; and

c)	sole proprietorships directly or indirectly controlled by individuals directly or indirectly related to the financial institution.

C - Relationship assumed due to lack of, or outdated, sworn statement

Borrowers which are required to file sworn statements as to whether they are related or not to the lending institution or whether the relationship with such institution implies the existence of a controlling influence, and have failed to file such sworn statement or any subsequent update thereof, shall be considered related to the institution and the aggregate credit extended to them shall be subject to the limits applicable to related clients.

Limits for affiliated individuals:

Lending limits for related clients are determined in terms of the RC of the financial institution and its CAMELBIG rating, which rates the categories of capital, assets, market, earnings, liquidity and business of Argentine financial institutions on a scale of 1 through 5, with 1 being the highest, as follows:

1- Financial institutions with a CAMELBIG rating between 1 and 3:

a) To each related client from non-financial private sector:

i)	Loans with collateral: 10% of RPC.

ii)	Loans without collaterals: 5% of RPC.

b) In the case of financial institutions or service companies with complementary activities, there are various limits that depend on the rating of the granting institution and the taker, and whether the companies are subject to consolidation.

c) Foreign investment grade banks: 10% of RPC .

2- Institutions with CAMELBIG ratings 4 or 5:

Lending to related clients is forbidden, except for subsidiaries and companies that provide complementary services subject to consolidation with limits of 5% and 10% of RPC, and loans of up to Ps. 50,000 to their directors and managers to meet personal and family needs.

For all related clients, except for financial institutions or companies with complementary activities subject to consolidation: 20% of RPC.

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319 mandating financial entities to extend a credit facility directed at productive investments, according to the terms and conditions described therein. Subsequently, the Central Bank issued Communication “A” 5380 and Communication “A” 5516, which replaced Communication “A” 5319 and established new regulations applicable to credit facilities for productive investments. Pursuant to the new regulation, there are three groups of financial entities which must extend credit facilities: the “2012 quota”, the “2013 quota” and the “2014 quota.”

Financial institutions included under the 2012 quota, the 2013 quota and the 2014 quota are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or whose total deposits are equal to or greater than 1% of the total deposits in the financial system, according to the information emerging from the “Monthly Accounting Reporting Regime – Balance” (based on the average of the last three months prior to June 1, 2012, for the 2012 quota; prior to November 1, 2012, for the 2013 quota first tranche; prior to May 1, 2013, for the 2013 quota second tranche; and prior to December 1, 2013, for the 2014 quota).

2012 quota

Financial entities included in the 2012 quota must allocate to credit facilities for productive investments an amount equivalent to 5% of the non-financial private sector deposits in Pesos, calculated according to the average balances of June 2012.

The maximum interest rate is 15.01% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 400 basis points.

Quota 2012 must aim at least 50% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. All financing under the 2012 quota must be granted by December 31, 2012. In instances of a single payment, such payments shall be made before the aforementioned date. If the project justifies staggered disbursements, then the disbursements must not take place after June, 30, 2013.

2013 quota

Financial entities included in the 2013 quota must allocate to credit facilities for productive investments an amount equivalent to 5% of the non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of November 2012, for the first tranche, and as of the end of May 2013, for the second tranche, as stated by the Monthly Accounting Reporting Regime.

The maximum interest rate is 15.25% fixed per annum for at least the first 36 months (for both tranches). After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 400 basis points.

Quota 2013 must aim at least 50% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the first tranche of the 2013 quota must be granted by June 30, 2013. Financing under the second tranche of the 2013 quota must be granted by December 31, 2013. In instances of a single payment, such payments shall be made before the aforementioned date. If the project justifies staggered disbursements, then the disbursements must not take place after December 31, 2013, for the first tranche, and June 30, 2014, for the second tranche.

2014 quota

Financial entities included in the 2014 quota must allocate to credit facilities for productive investments an amount equivalent to 5% of the non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of November 2013, as stated by the Monthly Accounting Reporting Regime.

The maximum interest rate for the 2014 quota is 17.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

Quota 2014 must aim the 100% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. All financing under the 2014 quota must be granted by June 30, 2014. In instances of a single payment, such payments shall be made before the aforementioned date. If the project justifies staggered disbursements, then the disbursements must not take place after December, 31, 2014.

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

Foreign currency lending capacity

The Regulations on the allocation of deposits in foreign currencies (updated by Communication “A” 5275) establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in Pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods –including temporary imports of commodities- that increase or are related to the production of goods to be exported -including syndicated loans, whether granted by local or foreign financial institutions; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above (excluding syndicated loans); (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies or public guarantee funds, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity; (i) inter-financing loans (any inter-financing loans granted with such resources must be identified); and (j) Central Bank bills denominated in dollars.

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

The GEP ceiling is calculated every month and, therefore, updated the first business day of the month. Pursuant to the relevant reporting system regulations this ceiling is set at 15% of the amount equivalent in U.S. dollars to the RPC at the end of the month immediately preceding the last month when filing with the Central Bank has already expired. It will be increased by an amount equivalent in U.S. dollars to 5% of the total amount traded by the institution on account of the purchases and sales of foreign currency in the calendar month prior to the immediately preceding month, and by 2% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody, recorded by the institution at the end of the calendar month prior to the immediately preceding month. If the ceiling does not exceed US$8.0 million, this figure will be considered its floor.

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

Two ratios are considered in the Foreign currency Net Global Position:

•	Negative foreign currency net global position (liabilities exceeding assets): the limit is 15% of the RPC, but it can be extended up to 15 p.p. provided the entity records at the same time: a) medium and long-term financing in Pesos to non-financial private sector (mid and long-term financings are those exceeding 4 years, weighting capital maturity without considering CER) under certain conditions for an amount equivalent to the increase of said limit; and b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the negative foreign currency net global position.

•	Positive foreign currency net global position (assets exceeding liabilities): this position cannot exceed the lesser of:

a) 30% of the RPC; and

b) The liquid funds of the relevant financial institution (which refer to the RPC minus “fixed assets” and loans to related clients).

Such limit should be extended by the amount increased between January 2014 and the month of the net global position, by the credit lines from abroad settled through the MULC. The calculation must be done considering the monthly average of daily balances of the credit lines entered converted to Pesos at the reference exchange rate.

Foreign currency positive net global position limit for term transactions:

The foreign currency positive net global position for term transactions must not exceed 10% of the regulatory capital RPC of the previous month.

To determine the foreign currency positive net global position for term transactions should be considered relevant items included in other credits from financial intermediation, other banking liabilities for financial intermediation and derivatives denominated in foreign currency. To this end, financial entities must not deduct sales transactions entered into with “related parties”.

The excesses of these ratios are subject to a charge equal to 1.5 times the nominal interest rate of the Peso denominated LEBAC (Central Bank bill). Charges not paid when due are subject to the charge established for excesses, increased by 50%.

In addition to the abovementioned charge, sanctions set forth in Section 41 of the Financial Institutions Law shall apply (caution; warning; fine; temporary or permanent disqualification to dispose of a banking current account; temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of surveillance committees, comptrollers, liquidators, managers, auditors, partner or shareholders; and license revocation).

Debt classification and loan loss provisions

Credit portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine, taking into account any loan security, whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer and housing loans include housing loans, consumer loans, credit-card financings and other types of installment credits to individuals. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps. 1,500,000, the repayment of which is linked to its projected cash flows, are classified as commercial loans. Central Bank Rules allow financial institutions to apply the consumer and housing loan classification criteria to commercial loans of up to Ps. 1,500,000, given with or without guarantees. If a customer has both kinds of loans (commercial and consumer and housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Priority rights of depositors

Under Section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank, depositors have a general and absolute priority right to collect their claims over all other creditors, except claims secured by pledges or mortgages and certain employee liens. Additionally, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the branch that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant to Section 35 of the Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps. 50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps. 50,000, or its equivalent in foreign currency for the amount exceeding Ps. 50,000, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce.

Mandatory deposit insurance system

Law No. 24,485 passed on April 12, 1995, as amended, created a Deposit Insurance System, or “SSGD,” which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of Section 49 of the Financial Institutions Law, as mentioned above.

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

When the contributions to the FGD reach the greater of Ps. 2 billion or 5.0% of the total deposits of the system, the Central Bank may suspend or reduce the monthly contributions, and reinstate them when the contributions subsequently fall below that level.

Other restrictions

Pursuant to the Financial Institutions Law, financial institutions cannot create any kind of rights over their assets without the Central Bank’s authorization, nor enter into transactions with their directors, officers or affiliates in terms more favorable than arms-length transactions.

Capital markets

Law 26,831 (the “Capital Markets Law”), introduced substantial changes in markets, stock exchanges and the various agents operating in capital markets, in addition to certain amendments to the powers conferred to the CNV. On September 9, 2013, the CNV published Resolution No. 622/2013 (the “CNV Rules”) supplementing the Capital Markets Law. The CNV Rules have been in force since September 18, 2013 (i.e., 8 calendar days after its publication in the Official Gazette).

One of the most relevant modifications introduced by de Capital Markets Law and the CNV Rules establish that agents and markets must comply with the CNV’s requirements for applying for an authorization to operate, as well as registration. They further provide that each category of agent must meet a minimum net worth and liquidity requirements.

The CNV Rules also established a schedule for the registration of agents and the compliance with the requirements, which ends on June 30, 2014.

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

Central Bank Rules require Argentine banks to take certain precautions to prevent money laundering. In this regard, Central Bank recommends financial institutions create an Anti-Money Laundering Committee, to assist in the compliance of the anti-money laundering regulations. Additionally, as mentioned, each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF.

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank and the UIF. Resolution 121/2011 issued by the UIF, as amended (“Resolution 121”), is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among others, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) to create a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; b) to appoint a compliance officer; c) to implement periodic audits; d) to offer personnel training; e) to create a record of detected unusual ans suspicious operations; f) to implement technological tools to allow the development of efficient control systems for prevention of money laundering and terrorism financing; and g) to implement measures to allow persons obliged under Resolution 121 and Resolution 229, to electronically consolidate the transactions carried out with clients, and to develop electronic tools to identify certain behaviors and observe possible suspicious transactions. Entities covered by Resolution 121 must report any money laundering suspicious activity to the UIF within 150 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hours period has elapsed.However, pursuant to Resolution UIF 3/2014, entities covered by Resolution 121 must report any money laundering suspicious activity to the UIF within 30 calendar days as of the day on which any such activity qualifies as suspicious.

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

The CNV Rules include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism”. CNV Rules provide that the entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, and other entities must comply with the standards set by the UIF. In particular, they must comply with the obligations regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations and policies and procedures to prevent money laundering and financing of terrorism. With respect to issuers, CNV Rules provide that any entity performing significant capital contributions or loans must be identified as to whether or not it is a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV Rules and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

Furthermore, the CNV Rules establish that the abovementioned entities shall only be able to carry out any transactions therein contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2 (b).

In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Argentine Law No. 26,683. Under this law, money laundering is a crime per se, and laundering one’s own money is also penalized. Also, this law extends reporting duties to certain members of the private sector who were formerly not under such an obligation.

Additionally, pursuant to Section 4, Chapter II, Title XII of the CNV Rules, issuers, clearing houses and any other agents acting in the public offering of securities have certain loyalty duties and other obligations. In particular: a) directors, administrators, auditors, in matters within their competence, must: 1) make the social interest of the issuer and the common interest of all its shareholders prevail over any other interest; 2) refrain from obtaining any personal benefit that is not their own remuneration of its function; 3) organize and implement preventive systems and social protection mechanisms interest, so as to reduce the risk of permanent or occasional conflict of interest in his personal relationship with the issuer or other persons related to the issuer; 4) establish the necessary internal controls to ensure prudent management and prevent breaches of the duties provided in CNV Rules; 5) act with diligence in the preparation and release of the information and ensure the independence of external auditors; b) clearing houses and other agents registered with the CNV, must: observe an exemplary professional conduct, acting at all times in a fair and diligent way towards its customers and other market participants, avoiding any practice that may affect the transparency, stability, integrity or reputation of the market.

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

C. Organizational Structure

Subsidiaries

We have five subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we provide primarily private banking services; (iii) Macro Securities S.A., which is a member of the BCBA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I.S.A., an asset management subsidiary.

	Banco Macro’s direct and indirect equity interest
Subsidiary	Percentage of Capital Stock	Percentage of possible votes

Banco del Tucumán S.A. (1)	89.932%	89.932%

Macro Bank Limited (2)(3)	99.999%	100.000%
Macro Securities S.A. (1)	99.921%	99.932%
Macro Fiducia S.A. (1)	98.605%	98.605%
Macro Fondos S.G.F.C.I. S.A. (1)	99.936%	100.000%

(1)	Country of residence: Argentina
(2)	Country of residence: Bahamas
(3)	Consolidates with Sud Asesores (ROU) S.A.

D. Property, plants and equipment

Property

Banco Macro dedicates 25,146 square meters of office space to headquarters, where management, accounting and administrative personnel are located, of which 23,226 square meters are owned by the Bank and 1,920 square meters are leased. Our headquarters are distributed at the offices located in Sarmiento 341-355, 401-447,731-735, Perón 564 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2013, we have a branch network consisted of 430 branches in Argentina, of which 186 were leased properties.

As a result of the merger with Banco Privado, we also acquired a building located in L. N. Alem Av. 1110, 1st floor, City of Buenos Aires.

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps. 110 million. The Bank has developed a project to build its new corporate offices on this site. Works have been initiated in 2012 and is expected to be completed by 2016. The new corporate tower will be designed taking full advantage of natural light, using materials that do not adversely affect the environment and with an efficient use of the available energy. It will be built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council”.

The building will have an area of 52,700 square meters and the Bank estimates that its project will require an investment of approximately US$ 146 million. As of December 31, 2013 the total aggregate amount invested was Ps. 96 million (approximately US$ 19.3 million at the applicable exchange rates as of the respective dates of such investments).

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as Item 5. “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 33 to the consolidated financial statements for the three years ended on December 31, 2013 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, certain figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2011, 2012, 2013.

	2011			2012			2013
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousand of Pesos)
ASSETS

Interest-earning assets
Government securities (1)
Pesos	3,370,212	428,324	12.71%	3,856,772	301,436	7.82%	2,892,521	283,493	9.80%
Foreign currency	282,596	10,168	3.60%	368,669	14,872	4.03%	741,385	34,498	4.65%
Total	3,652,808	438,492	12.00%	4,225,441	316,308	7.49%	3,633,906	317,991	8.75%
Loans
Private and financial Sector
Pesos	16,961,109	3,641,606	21.47%	23,580,405	5,641,032	23.92%	31,438,373	7,904,360	25.14%
Foreign currency	2,658,945	110,482	4.16%	2,766,236	173,996	6.29%	2,016,460	195,404	9.69%
Total	19,620,054	3,752,088	19.12%	26,346,641	5,815,028	22.07%	33,454,833	8,099,764	24.21%
Public Sector
Pesos	355,243	22,813	6.42%	377,297	66,534	17.63%	575,666	132,437	23.01%
Foreign currency	0	0	0.00%	0	0	0.00%	0	0	0.00%
Total	355,243	22,813	6.42%	377,297	66,534	17.63%	575,666	132,437	23.01%

Other assets
Pesos	920,941	126,023	13.68%	2,665,835	291,727	10.94%	2,141,519	283,594	13.24%
Foreign currency	2,730,416	34,978	1.28%	830,723	11,279	1.36%	937,545	11,163	1.19%
Total	3,651,357	161,001	4.41%	3,496,558	303,006	8.67%	3,079,064	294,757	9.57%
Total interest-earning assets
Pesos	21,607,505	4,218,766	19.52%	30,480,309	6,300,729	20.67%	37,048,079	8,603,884	23.22%
Foreign currency	5,671,957	155,628	2.74%	3,965,628	200,147	5.05%	3,695,390	241,065	6.52%
Total	27,279,462	4,374,394	16.04%	34,445,937	6,500,876	18.87%	40,743,469	8,844,949	21.71%
Non interest-earning assets
Cash and due from banks
Pesos	1,482,954	0	—	1,579,250	0	—	2,040,616	0	—
Foreign currency	638,438	0	—	470,509	0	—	271,698	0	—
Total	2,121,392	0	—	2,052,918	0	—	2,312,314	0	—
Investments in other companies
Pesos	9,218	0	—	9,424	0	—	11,124	0	—
Foreign currency	1,039	0	—	808	0	—	974	0	—
Total	10,257	0	—	10,232	0	—	12,098	0	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,051,922	0	—	1,196,379	0	—	1,315,587	0	—
Foreign currency	0	0	—	0	0	—	0	0	—
Total	1,051,922	0	—	1,196,379	0	—	1,315,587	0	—
Allowance for loan losses
Pesos	(452,770)	0	—	(659,369)	0	—	(883,915)	0	—
Foreign currency	(52,351)	0	—	(54,731)	0	—	(51,343)	0	—
Total	(505,121)	0	—	(714,100)	0	—	(935,258)	0	—
Other assets
Pesos	2,814,241	0	—	4,507,991	0	—	5,612,108	0	—
Foreign currency	2,066,913	0	—	3,293,245	0	—	4,208,338	0	—
Total	4,881,154	0	—	7,801,236	0	—	9,820,446	0	—
Total non interest-earning assets
Pesos	4,905,565	0	—	6,633,675	0	—	8,095,520	0	—
Foreign currency	2,654,039	0	—	3,712,990	0	—	4,429,667	0	—
Total	7,559,604	0	—	10,346,665	0	—	12,525,187	0	—
TOTAL ASSETS
Pesos	26,513,070	0	—	37,113,984	0	—	45,143,599	0	—
Foreign currency	8,325,996	0	—	7,678,618	0	—	8,125,057	0	—
Total	34,839,066	0	—	44,792,602	0	—	53,268,656	0	—

LIABILITIES

Interest-bearing liabilities
Savings accounts
Pesos	3,535,983	24,532	0.69%	4,680,210	33,491	0.72%	6,237,331	40,872	0.66%
Foreign currency	1,058,795	855	0.08%	1,045,192	798	0.08%	1,106,136	685	0.06%
Total	4,594,778	25,387	0.55%	5,725,402	34,289	0.60%	7,343,467	41,557	0.57%

Time deposits
Pesos	10,817,929	1,212,458	11.21%	15,483,182	2,154,075	13.91%	19,059,864	3,054,652	16.03%

	2011			2012			2013
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
Foreign currency	2,614,070	15,253	0.58%	2,056,050	15,402	0.75%	1,804,392	12,959	0.72%
Total	13,431,999	1,227,711	9.14%	17,539,232	2,169,477	12.37%	20,864,256	3,067,611	14.70%

Borrowing from the Central Bank
Pesos	379	39	10.29%	13,572	1,188	8.75%	18,129	1,603	8.84%
Foreign currency	0	0	0.00%	0	0	0.00%	42	0	0.00%
Total	379	39	10.29%	13,572	1,188	8.75%	18,171	1,603	8.82%

Borrowings from other financial institutions
Pesos	185,861	18,273	9.83%	114,920	13,113	11.41%	142,310	14,562	10.23%
Foreign currency	106,366	1,715	1.61%	202,554	7,394	3.65%	147,728	5,318	3.60%
Total	292,227	19,988	6.84%	317,474	20,507	6.46%	290,038	19,880	6.85%

Corporate Bonds
Pesos	197,066	21,185	10.75%	85,072	9,180	10.79%	0	0	0.00%
Foreign currency	1,058,971	98,074	9.26%	1,166,812	108,288	9.28%	1,404,885	131,117	9.33%
Total	1,256,037	119,259	9.49%	1,251,884	117,468	9.38%	1,404,885	131,117	9.33%

Other liabilities
Pesos	0	0	0.00%	0	0	0.00%	0	0	0.00%
Foreign currency	0	0	0.00%	0	0	0.00%	4,613	0	0.00%
Total	0	0	0.00%	0	0	0.00%	4,613	0	0.00%

Total Interest-bearing liabilities
Pesos	14,737,218	1,276,487	8.66%	20,376,956	2,211,047	10.85%	25,457,634	3,111,689	12.22%
Foreign currency	4,838,202	115,897	2.40%	4,470,608	131,882	2.95%	4,467,796	150,079	3.36%
Total	19,575,420	1,392,384	7.11%	24,847,564	2,342,929	9.43%	29,925,430	3,261,768	10.90%

Non-interest bearing liabilities and Shareholders’ equity

Demand deposits
Pesos	7,920,372	0	—	10,068,548	0	—	12,594,928	0	—
Foreign currency	933,780	0	—	645,064	0	—	376,681	0	—
Total	8,854,152	0	—	10,713,612	0	—	12,971,609	0	—

Other liabilities
Pesos	1,244,744	0	—	3,004,536	0	—	2,399,233	0	—
Foreign currency	731,190	0	—	672,252	0	—	567,517	0	—
Total	1,975,934	0	—	3,676,788	0	—	2,966,750	0	—

Minority Interest
Pesos	32,824	0	—	44,275	0	—	60,531	0	—
Foreign currency	0	0	—	0	0	—	0	0	—
Total	32,824	0	—	44,275	0	—	60,531	0	—

Shareholders’ equity
Pesos	4,400,739	0	—	5,510,363	0	—	7,344,336	0	—
Foreign currency	0	0	—	0	0	—	0	0	—
Total	4,400,739	0	—	5,510,363	0	—	7,344,336	0	—

Total non-interest bearing liabilities and shareholders’ equity
Pesos	13,598,676	0	—	18,627,722	0	—	22,399,028	0	—
Foreign currency	1,664,970	0	—	1,317,316	0	—	944,198	0	—
Total	15,263,646	0	—	19,945,038	0	—	23,343,226	0	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	28,335,894	0	—	39,004,678	0	—	47,856,662	0	—
Foreign currency	6,503,172	0	—	5,787,924	0	—	5,411,994	0	—
Total	34,839,066	0	—	44,792,602	0	—	53,268,656	0	—

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010; for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011; and for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012.

	December 2011/December 2010			December 2012/December 2011			December 2013/December 2012
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of Pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

ASSETS

Interest-earning assets

Government securities
Pesos	(253,682)	(171,991)	(425,673)	38,028	(164,916)	(126,888)	(75,241)	57,298	(17,943)
Foreign currency	(3,465)	(59,309)	(62,774)	3,472	1,232	(4,704)	15,006	4,620	19,626
Total	(257,147)	(231,300)	(488,447)	41,500	(163,684)	(122,184)	(60,235)	61,918	1,683

Loans
Private and financial Sector
Pesos	1,368,078	17,346	1,385,424	1,583,504	415,922	1,999,426	1,879,027	384,301	2,263,328
Foreign currency	24,794	(27,861)	(3,067)	6,749	56,765	63,514	(47,161)	68,569	21,408
Total	1,392,872	(10,515)	1,382,357	1,590,253	472,687	2,062,940	1,831,866	452,870	2,284,736

Public Sector
Pesos	4,217	(100,022)	(95,805)	3,889	39,832	43,721	34,956	30,947	65,903
Foreign currency	0	0	0	0	0	0	0	0	0
Total	4,217	(100,022)	(95,805)	3,889	39,832	43,721	34,956	30,947	65,903

Other assets
Pesos	21,527	21,610	43,137	190,947	(25,243)	165,704	(57,445)	49,312	(8,133)
Foreign currency	3,265	(25,885)	(22,620)	(25,793)	2,094	(23,699)	1,472	(1,588)	(116)
Total	24,792	(4,275)	20,517	165,154	(23,149)	142,005	(55,973	47,724	(8,249)

Total interest-earning assets
Pesos	1,140,140	(233,057)	907,083	1,816,368	265,595	2,081,963	1,781,297	521,858	2,303,155
Foreign currency	24,594	(113,055)	(88,461)	(15,572)	60,091	44,519	(30,683)	71,601	40,918
Total	1,164,734	(346,112)	818,622	1,800,796	325,686	2,126,482	1,750,614	593,459	2,344,073

LIABILITIES

Interest-bearing liabilities

Savings accounts
Pesos	3,931	(1,993)	1,938	8,188	771	8,959	11,418	(4,037)	7,381
Foreign currency	121	(384)	(263)	(10)	(47)	(57)	87	(200)	(113)
Total	4,052	(2,377)	1,675	8,178	724	8,902	11,505	(4,237)	7,268

Time deposits
Pesos	209,973	72,803	282,776	649,046	292,571	941,617	497,152	403,425	900,577
Foreign currency	(187)	(11,363)	(11,550)	(4,180)	4,329	149	(1,869)	(574)	(2,443)
Total	209,786	61,440	271,226	644,866	296,900	941,766	495,283	402,851	898,134

Borrowing from the Central Bank
Pesos	39	0	39	1,155	(6)	1,149	398	17	415
Foreign currency	0	0	0	0	0	0	0	0	0
Total	39	0	39	1,155	(6)	1,149	398	17	415

Borrowings from other financial institutions
Pesos	4,585	(2,200)	2,385	(8,095)	2,935	(5,153)	3,125	(1,676)	1,449
Foreign currency	908	(1,030)	(122)	3,511	2,168	5,679	(2,002)	(74)	(2,076)
Total	5,493	(3,230)	2,263	(4,584)	5,103	526	1,123	(1,750)	(627)

Corporate Bonds
Pesos	(35)	(16)	(51)	(12,085)	80	(12,005)	(9,180)	0	(9,180)
Foreign currency	5,173	58	5,231	10,008	206	10,214	22,085	744	22,829
Total	5,138	42	5,180	(2,077)	286	(1,791)	12,905	744	13,649

	December 2011/December 2010			December 2012/December 2011			December 2013/December 2012
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of Pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

Total Interest-bearing liabilities
Pesos	218,493	68,594	287,087	638,209	296,351	934,560	502,913	397,729	900,642
Foreign currency	6,015	(12,719)	(6,704)	9,329	6,656	15,985	18,301	(104)	18,197
Total	224,508	55,875	280,383	647,538	303,007	950,545	521,214	397,625	918,839

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	21,607,505	30,480,309	37,048,079
Foreign currency	5,671,957	3,965,628	3,695,390
Total	27,279,462	34,445,937	40,743,469
Net interest income (1)
Pesos	2,942,279	4,089,682	5,492,195
Foreign currency	39,731	68,265	90,986
Total	2,982,010	4,157,947	5,583,181
Net interest margin (2)
Pesos	13.62%	13.42%	14.82%
Foreign currency	0.70%	1.72%	2.46%
Weighted average rate	10.93%	12.07%	13.70%
Yield spread nominal basis (3)
Pesos	10.86%	9.82%	11.00%
Foreign currency	0.34%	2.10%	3.16%
Weighted average rate	8.93%	9.44%	10.81%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities and from foreign exchange transactions are included in interest.
(2)	Net interest income (including income from government and private securities and from foreign exchange transactions) divided by average interest-earning assets.
(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2011, 2012 and 2013. Securities are stated before deduction of allowances.

	Years Ended December 31,
	2011	2012	2013
	(in thousands of Pesos)

Government securities
In Pesos:
Government securities at market value (3)
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	—	115,708	423,606
Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	196,511	545,833	215,685

Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	173,871	59,140	214,105
Consolidation bonds – 6° Serie at 2% – Maturity: 2024	2,304	161	8,163

Consolidation bonds – 7° Serie – Maturity: 2016	413	—	3,427
Consolidation bonds – 8° Serie – Maturity: 2022	2	49	1,921
Consolidation bonds of social security payables – 4° Serie – Maturity: 2014	8,740	5,328	1,807
Federal government bonds at 2% – Maturity: 2014	3,683	3,044	1,563
Consolidation bonds – 4° Serie at 2% – Maturity: 2016	297	217	662

Consolidation bonds of security payables – 5° Serie – Maturity: 2014	190	2	536

Others	186,321	56,894	541

Subtotal Government securities at market value	572,332	786,376	872,016

Government securities at amortized cost
Province of Buenos Aires Treasury Bills – Maturity: 2014	—	—	98,759
Province of Tucumán bonds – 1° Serie – Maturity: 2018	2,846	2,775	4,225
Others	103,616	174,076	—

Subtotal Government securities at amortized cost	106,462	176,851	102,984

Instruments Issued by Central Bank of Argentina
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	39,455	35,040	12,980

	Years Ended December 31,
	2011	2012	2013
	(in thousands of Pesos)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	246,236	90,843	35,647

Subtotal Instruments Issued by Central Bank.	285,691	125,883	48,627

Securities under reverse repurchase agreement (3)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	932,367	270,659	124,404
Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	12,585	12,509	94,130
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	6,171	8,336	47,460
Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	30,740	21,040	40,620
Discount bonds at 5.83% – Maturity: 2033	30,231	59,815	26,176
GDP – Related Securities – Maturity: 2035	46,936	—	14,672
Consolidation bonds – 6° Serie at 2% – Maturity: 2024	8,458	38,628	9,500
Consolidation bonds – 8° Serie – Maturity: 2022	—	—	1,460
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	85,813	216,347	—
Subtotal Securities under reverse repurchase agreement	1,153,301	627,334	358,422

Total Government securities in Pesos	2,117,786	1,716,444	1,382,049

In Foreign currency:
Government securities at market value (3)
Treasury Bill - Vto. 01-16-14	—	—	560,546
Treasury Bill - Vto. 01-09-14	—	—	78,216

Debt Securities of the Province of Neuquén – Serie 1 – Maturity: 2016	—	—	50,566
Par bonds – Maturity: 2038 (Reg. by NY Law)	—	—	13,020
Federal government bonds at 7% – Maturity: 2015	633	7,407	8,433
Debt Securities of the Province of Córdoba at 12% – Maturity: 2017	16,275	18,000	4,316

Federal government bonds at 7% – Maturity: 2017	2,934	113	3,399
Discount bonds at 8.28% – Maturity: 2038 (Reg. by Argentine Law)	1	30	248
Others	236,323	398,736	3

Subtotal Government securities at market value	256,165	424,286	718,747

Government securities at amortized cost
Argentine saving bond for the economy development at 4% – Maturity: 2016	—	—	98,437
Secured Province of Neuquén Treasury Bills Class 1 – Maturity: 2014	—	146,341	37,435
Debt Securities Class 1 - Chubut development and infraestructure bonds at 4% – Maturity: 2019	—	—	10,376

Province of Tucumán bonds – 2° Serie at 9.45% – Maturity: 2015	6,425	4,972	1,281
Debt Securities Series II Fixed rate for 360-day term – Marutity: 2013	—	25,010	—
Subtotal Government securities at amortized cost	6,425	176,323	147,529

Securities under reverse repurchase agreement (3)
Federal government bonds at 7% – Maturity: 2017	—	2,885	156,418
Federal government bonds at 7% – Maturity: 2015	—	3,077	35,760

GDP – Related Securities – Maturity: 2035 (NY)	—	—	810
Federal government bonds at Libor – Maturity: 2013	—	70	—
Federal government bonds at 7% – Maturity: 2013	1,992,625	—	—

Subtotal Securities under reverse repurchase agreement	1,992,625	6,032	192,988

Total Government securities in foreign currency	2,255,215	606,641	1,059,264

Total Government securities	4,373,001	2,323,085	2,441,313

Investments in Listed Private Securities
In Pesos:
Mutual Funds	10,607	23,563	41,084
Shares	11,359	8,799	3

In Foreign currency:
Mutual Funds	9,055	15	17
Shares	12,502	11,194	—

Total Private securities	43,523	43,571	41,104

Total Government and Private securities	4,416,524	2,366,656	2,482,417

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (1)	237,811	302,961	297,738
Debt Securities in Financial Trusts	229,112	396,051	393,859
Corporate Bonds (2)	2,244	8,311	68,404

In Foreign currency:
Certificates of Participation in Financial Trusts (1)	112,935	110,576	—
Debt Securities in Financial Trusts	48,905	30,221	30,540

	Years Ended December 31,
	2011	2012	2013
	(in thousands of Pesos)
Corporate Bonds (2)	311,412	133,249	202,286

Total Investments in Unlisted Private Securities	942,419	981,369	992,827

Total	5,358,943	3,348,025	3,475,244

(1)	The Bank booked allowances for impairment in value amounting to Ps. 225,270 thousand, Ps. 223,832 thousand and Ps.232,512 thousand as of December 31, 2013, 2012 and 2011, respectively.
(2)	The Bank booked allowances for impairment in value amounting to Ps. 4,084 thousand, Ps.6,034 thousand and Ps.3,346 thousand as of December 31, 2013, 2012, and 2011, respectively.
(3)	As of December 31, 2013 the book value and market value of instruments issued by the Argentine government amounted to Ps. 1,422,562 (not including Treasury bills, Central Bank bills and notes, and provincial debt securities).

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2013 in accordance with issuance terms (before allowances).

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
In Pesos:
Government securities at market value
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	211,676	211,930	—	—	—	423,606
Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	215,685	—	—	—	—	215,685
Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	48,660	165,445	—	—	—	214,105
Consolidation bonds – 6° Serie at 2% – Maturity: 2024	610	3,252	4,065	236	—	8,163
Consolidation bonds – 7° Serie – Maturity: 2016	—	3,427	—			3,427
Consolidation bonds – 8° Serie – Maturity: 2022	—	—	1,921	—	—	1,921
Consolidation bonds of social security payables in Pesos – 4° Serie – Maturity: 2014 at 2%	1,807	—	—	—	—	1,807
Federal government bonds at 2% – Maturity: 2014	1,563	—	—	—	—	1,563
Consolidation bonds– 4° Serie at 2% – Maturity: 2016	330	332	—	—	—	662
Others	608	30	—	439	—	1,077

Government securities at amortized cost
Province of Buenos Aires Treasury Bills – Maturity: 2014	98,759	—	—	—	—	98,759
Province of Tucumán bonds – 1° Serie – Maturity: 2018	960	3,265	—	—	—	4,225

Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	12,980	—	—	—	—	12,980
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	35,647	—	—	—	—	35,647

Securities under reverse repurchase agreement

Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	124,404	—	—	—	—	124,404
Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	94,130	—	—	—	—	94,130
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	47,460	—	—	—	—	47,460
Federal government bonds at Badlar Private + 2.75% – Maturity: 2014	40,620	—	—	—	—	40,620
Discount bonds – Maturity: 2033 at 5.83%	26,176	—	—	—	—	26,176
GDP – Related Securities – Maturity: 2035	14,672	—	—	—	—	14,672
Consolidation bonds – 6° Serie at 2% – Maturity: 2024	9,500	—	—	—	—	9,500
Consolidation bonds – 8° Serie – Maturity: 2022	1,460	—	—	—	—	1,460

Total Government securities in Pesos	987,707	387,681	5,986	675	—	1,382,049

In Foreign currency:
Government securities at market value
Treasury Bill - Vto. 01-16-14	560,546	—	—	—	—	560,546
Treasury Bill - Vto. 01-09-14	78,216	—	—	—	—	78,216

Debt Securities of the Province of Neuquén – Serie 1 – Maturity: 2016	—	50,566	—	—	—	50,566
Par bonds – Maturity: 2038 (Reg. by N.Y. Law)	—	—	—	13,020	—	13,020
Federal government bonds at 7% – Maturity: 2015	—	8,433	—	—	—	8,433

Debt Securities at 12% Córdoba Province – Maturity: 2017	1,079	3,237	—	—	—	4,316
Federal government bonds at 7% – Maturity: 2017	—	3,399	—	—	—	3,399
Discount bonds at 8.28% - Maturity: 2038 (Reg. by Argentine Law)	—	—	—	248	—	248
Others
	—	3	—	—	—	3
Government securities at amortized cost
Argentine saving bond for the economy development – Maturity: 2016	—	98,437	—	—	—	98,437
Secured Province of Neuquén Treasury Bills Class 1 – Maturity: 2014	37,435	—	—	—	—	37,435

Debt Securities Class 1 - Chubut development and infraestructure bonds at 4% – Maturity: 2019	—	7,782	2,594	—	—	10,376
Province of Tucumán bonds – Second series at 9,45% – Maturity: 2015	641	640	—	—	—	1,281

Securities under reverse repurchase agreement
Federal government bonds at 7% – Maturity: 2017	156,418	—	—	—	—	156,418
Federal government bonds at 7% – Maturity: 2015	35,760	—	—	—	—	35,760

GDP – Related Securities – Maturity: 2035 (NY)	810	—	—	—	—	810

Total Government securities in foreign currency	870,905	172,497	2,594	13,268	—	1,059,264

Total Government securities	1,858,612	560,178	8,580	13,943	—	2,441,313
Weighted average rate (1)	9.30%	10.05%	9.03%	7.81%

Private securities

Investments in listed private securities
In Pesos:
Mutual Funds	41,084	—	—	—	—	41,084
Shares	—	—	—	—	3	3

In foreign currency:
Mutual Funds	17	—	—	—	—	17

Investments in unlisted private securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	50,569	19,984	—	3,353	223,832	297,738
Debt Securities in Financial Trusts	320,326	73,533	—	—	—	393,859
Corporate Bonds (4)	16,495	51,909	—	—	—	68,404

In Foreign currency:
Debt Securities in Financial Trusts	4,524	18,098	7,918	—	—	30,540
Corporate Bonds (4)	24,102	173,564	4,620	—	—	202,286

Total Private securities	457,117	337,088	12,538	3,353	223,835	1,033,931
Weighted average rate (1)	12.99%	14.45%	2.30%

(1)	Effective yield based on December 31, 2013 quoted market values.
(2)	As of December 31, 2013, “Instruments Issued by the Central Bank” included Ps. 12,980 thousand to fall due in 30 days, and Ps. 35,647 thousand to fall due in 120 days.
(3)	The Bank booked allowances for impairment in value amounting to Ps. 225,270 thousand as of December 31, 2013.
(4)	The Bank booked allowances for impairment in value amounting to Ps. 4,084 thousand as of December 31, 2013.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2009, 2010, 2011, 2012 and 2013.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of Pesos)
To the non-financial government sector	206,484	336,430	336,189	586,557	640,158
To the financial sector (1)	90,916	155,701	343,282	299,250	364,897
To the non-financial private sector and foreign residents
Overdrafts (2)	1,436,292	2,032,986	2,712,718	4,280,640	4,449,988
Documents (3)	1,412,551	1,805,226	3,178,058	3,651,390	4,320,772
Mortgage loans	746,762	902,734	1,142,944	1,508,463	2,308,916
Pledged loans (4)	262,508	347,321	667,102	928,693	1,429,414
Consumer loans (5)	4,956,690	7,355,625	12,092,079	15,551,778	20,715,186
Other loans	2,271,756	3,302,223	4,158,915	4,808,641	5,206,630
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	182,168	216,888	360,245	570,281	779,436
Less: Unposted payments	(29)	—	—	—
Less: Unearned discounts	(21,246)	(30,121)	(74,050)	(95,940)	(186,547)
Less: Allowances	(448,045)	(514,910)	(599,224)	(887,156)	(1,006,495)
Total Loans	11,096,807	15,910,103	24,318,258	31,202,597	39,022,355

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdraft lines of credit resulting from checking accounts.
(3)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector.
(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2013 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2013	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	640,158	155,032	485,126	—
To the financial sector (1)	364,897	360,372	4,525	—
To the non-financial private sector and foreign residents
Overdrafts (2)	4,616,700	4,616,662	38	—
Documents (3)	4,267,126	4,264,974	2,093	59
Mortgage loans	2,374,049	834,195	1,374,545	165,309
Pledged loans (4)	1,458,314	559,323	898,991	—
Consumer loans (5)	20,967,405	11,168,849	9,793,402	5,154
Other loans	5,340,201	3,987,939	1,308,908	43,354
Total Loans	40,028,850	25,947,346	13,867,628	213,876
Percentage of total loan portfolio	100%	65%	35%	0%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligator is part of the non- financial private sector.
(5)	Includes credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans

The following table presents the interest rate sensitivity of our outstanding loans with maturities over one year as of December 31, 2013:

As of December 31, 2013
(in thousands of Pesos)

Loans with maturities over one year:
Variable Rate
To the non-financial government sector	484,791
To the financial sector	4,000
To the non-financial private sector and foreign residents	1,258,573
Total	1,747,364
Fixed rate
To the non-financial government sector	335
To the financial sector	525
To the non-financial private sector and foreign residents	12,333,280
Total	12,334,140
Total Loans with maturities over one year	14,081,504

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
Loan Portfolio	2009		2010		2011		2012		2013
	(in thousands of Pesos, except percentages)
Categories
1 – Normal situation/ Performing	10,963,274	94.96%	15,946,416	97.09%	24,360,917	97.78%	31,096,866	96.91%	38,927,002	97.25%
2 – Subject to special monitoring –in observation- in negotiation or with rollover agreement/ Low risk	206,477	1.79%	132,797	0.81%	180,080	0.72%	421,981	1.31%	438,254	1.10%
3 – Troubled/Medium risk	130,649	1.13%	73,403	0.45%	155,686	0.62%	203,545	0.63%	245,887	0.61%
4 – With high risk of insolvency/ High risk	188,058	1.63%	161,072	0.98%	155,612	0.62%	185,723	0.58%	345,494	0.86%
5 – Irrecoverable	55,996	0.49%	110,914	0.67%	64,797	0.26%	181,502	0.57%	71,926	0.18%
6 – Irrecoverable according to Central Bank’s Rules	398	0.00%	411	0.00%	390	0.0%	136	0.00%	287	0.00%
Total Loans	11,544,852	100.00%	16,425,013	100.00%	24,917,482	100.00%	32,089,753	100.00%	40,028,850	100.00%

For the explanation of each category please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Debt classification and loan loss provisions.

Non-performing loans

The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2009	2010	2011	2012	2013
	(in thousands of Pesos)
With preferred guarantees	42,904	43,221	37,419	45,260	104,181
Unsecured	332,197	302,579	339,066	525,646	559,413
Total non-performing loans	375,101	345,800	376,485	570,906	663,594

For additional information on non-accrual loans, past due loans and restructured loans please see note 33.4.c) and d) to our audited consolidated financial statement for the year ended December 31, 2013.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2009, 2010, 2011, 2012 and 2013:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of Pesos)
Balance at the beginning of the year	438,348	448,045	514,910	599,224	887,156
Provisions for loan losses	187,648	254,010	290,651	688,966	707,370
Charge off (1)	(177,951)	(187,145)	(206,337)	(401,034)	(588,031)
Overdrafts	(32,519)	(14,857)	(11,793)	(23,288)	(49,973)
Consumer loans	(116,084)	(134,061)	(111,209)	(315,331)	(464,967)
Mortgage loans	(5,096)	(4,337)	(2,999)	(11,951)	(9,617)
Pledged loans	(1,341)	(911)	(2,945)	(5,766)	(4,550)
Documents	(14,171)	(7,523)	(4,703)	(6,695)	(10,819)
Other	(8,740)	(25,456)	(72,688)	(38,003)	(48,105)
Balance at the end of year	448,045	514,910	599,224	887,156	1,006,495
Charge-off/average loans (1)	1.59%	1.45%	1.03%	1.50%	1.73%

(1)	Charge-off includes reversals.

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

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013.

	As of December 31,
	2009		2010		2011		2012		2013
	(in thousands of Pesos, except percentages)
Overdrafts	37,242	8.31%	37,757	7.33%	59,136	9.87%	111,419	12.56%	122,006	12.12%
Documents	32,825	7.33%	31,403	6.10%	49,061	8.19%	58,493	6.59%	82,751	8.22%
Mortgage loans	24,422	5.45%	24,016	4.66%	25,800	4.31%	30,126	3.40%	48,361	4.80%
Pledged loans	9,664	2.16%	10,971	2.13%	13,075	2.18%	16,772	1.89%	23,258	2.31%
Consumer loans	229,558	51.24%	269,281	52.30%	351,887	58.72%	503,441	56.75%	584,583	58.08%
Other loans	114,334	25.52%	141,482	27.48%	100,265	16.73%	166,905	18.81%	145,536	14.46%
TOTAL	448,045	100.00%	514,910	100.00%	599,224	100.00%	887,156	100.00%	1,006,495	100.00%

Loans by economic activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2009, 2010, 2011, 2012 and 2013.

	As of December 31,
	2009		2010		2011		2012		2013
	(in thousands of Pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

Retail Loans	4,403,933	38.15%	6,512,629	39.65%	10,611,776	42.59%	13,432,743	41.86%	17,762,834	44.38%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	1,910,164	16.55%	2,286,297	13.92%	3,201,824	12.85%	4,191,012	13.06%	4,155,033	10.38%

Construction	1,112,702	9.64%	1,009,744	6.15%	1,456,323	5.84%	1,594,771	4.97%	1,767,016	4.41%
Other services	858,936	7.44%	1,281,916	7.80%	1,808,807	7.26%	1,920,122	5.98%	1,682,547	4.20%
Retail and consumer products	747,897	6.48%	1,140,019	6.94%	1.840.756	7.39%	2,260,041	7.04%	3,484,567	8.71%
Foodstuff and beverages	637,814	5.52%	917,874	5.59%	1.178.894	4.73%	2,393,940	7.46%	2,894,059	7.23%
Financial Services	290,331	2.51%	387,074	2.36%	691.460	2.77%	760,903	2.37%	828,678	2.07%

Governmental services	258,784	2.24%	418,026	2.55%	480,892	1.93%	764,150	2.38%	870,545	2.17%
Real estate, business and leases	236,555	2.05%	357,865	2.18%	383,209	1.54%	527,821	1.64%	739,238	1.85%
Transportation, storage and communications	190,796	1.65%	488,356	2.97%	565,384	2.27%	871,237	2.72%	1,299,210	3.25%

Manufacturing and wholesales	140,620	1.22%	302,927	1.84%	603,487	2.42%	754,009	2.35%	1,247,855	3.12%

Chemicals	129,145	1.12%	455,313	2.77%	441,458	1.77%	883,970	2.75%	1,097,191	2.74%
Electricity, oil, water	75,095	0.65%	92,475	0.56%	190,792	0.77%	210,974	0.66%	164,620	0.41%
Hotels and restaurants	29,949	0.26%	27,866	0.17%	39,261	0.16%	93,902	0.29%	184,876	0.46%

Other	522,131	4.52%	746,632	4.55%	1,423,159	5.71%	1,430,158	4.46%	1,850,581	4.62%

Total Loans	11,544,852	100.00%	16,425,013	100.00%	24,917,482	100.00%	32,089,753	100.00%	40,028,850	100.00%

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of Pesos)

Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	7,920,297	10,067,667	12,593,823
Dollars	933,554	644,522	376,203

Total	8,853,851	10,712,189	12,970,026

Saving Accounts
Average
Pesos	3,535,983	4,680,210	6,237,331
Dollars	603,767	449,401	312,880

Total	4,139,750	5,129,611	6,550,211

Average nominal rate
Pesos	0.69%	0.72%	0.66%
Dollars	0.11%	0.11%	0.06%

Total	0.61%	0.66%	0.63%

Time Deposits
Average
Pesos	10,817,929	15,483,182	19,059,864
Dollars	2,346,928	1,837,111	1,637,447

Total	13,164,857	17,320,293	20,697,311

Average nominal rate
Pesos	11.21%	13.91%	16.03%
Dollars	0.56%	0.78%	0.74%

Total	9.31%	12.52%	14.82%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	68	472	1,105
Dollars	226	543	478

Total	294	1,015	1,583

Saving Accounts
Average
Dollars	455,028	595,791	793,256

Total	455,028	595,791	793,256

	Year Ended December 31,
	2011	2012	2013
	(in thousands of Pesos)

Average nominal rate
Dollars	0.04%	0.05%	0.06%

Total	0.04%	0.05%	0.06%

Time Deposits
Average
Dollars	267,142	218,939	166,945

Total	267,142	218,939	166,945

Average nominal rate
Dollars	0.82%	0.47%	0.51%

Total	0.82%	0.47%	0.51%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2013

The following table sets forth information regarding the maturity of our deposits at December 31, 2013.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Checking accounts	11,456,331	11,456,331	—	—	—
Savings accounts	8,992,170	8,992,170	—	—	—
Time deposits	21,001,061	19,707,536	1,160,417	127,925	5,183
Investment accounts	816,814	623,760	109,905	83,120	29
Other	1,160,642	1,160,603	21	18	—
Total Deposits	43,427,018	41,940,400	1,270,343	211,063	5,212

Maturity of outstanding time deposits and investment accounts in amount of Ps. 100,000 or more at December 31, 2013

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2013.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic bank offices	16,938,007	15,624,847	1,115,461	193,316	4,383
Foreign bank offices	91,971	82,191	9,780	—	—
Total	17,029,978	15,707,038	1,125,241	193,316	4,383

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of Pesos, except percentages)
Net income	1,176,097	1,493,618	2,443,564
Average total assets	34,839,066	44,792,602	53,268,656
Average shareholders’ equity	4,400,739	5,510,363	7,344,336
Shareholders’ equity at the end of the fiscal year	4,719,552	6,199,095	8,627,431
Net income as a percentage of:
Average total assets	3.38%	3.33%	4.59%
Average shareholders’ equity	26.72%	27.11%	33.27%
Declared cash dividends	—	—	596,254
Dividend payout ratio (1)	0.00%	0.00%	24.40%
Average shareholders’ equity as a percentage of average total assets	12.63%	12.30%	13.79%

(1)	Declared cash dividends stated as percentage of net income.

Short-term borrowings

Our short-term borrowings totaled approximately Ps. 1,789.7 million, Ps. 2,178.2 million and Ps. 2,728.9 million for the years ended December 31, 2011, 2012, 2013 respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2011		2012		2013
	Amount	Annualized Rate	Amount	Annualized Rate	Amount	Annualized Rate
	(in thousands of Pesos, except percentages)

Central Bank of the Argentine Republic:
Total amount outstanding at the end of the reported period	2,431	0.00%	3,992	1.00%	9,676	5.11%
Average during year (1)	1,714	0.03%	3,504	0.29%	6,929	4.50%
Maximum month-end balance	2,431		3,992		9,676
Banks and international institutions:
Total amount outstanding at the end of the reported period	155,583	2.12%	276,804	3.89%	326,495	2.79%
Average during year (1)	121,518	1.65%	217,813	3.71%	166,824	3.28%
Maximum month-end balance	156,870		287,026		326,495
Non-subordinated Corporate Bonds

Total amount outstanding at the end of the reported period	214,694	10.75%	18,529	8.38%	24,561	8.50%
Average during year (1)	162,816	9.76%	63,200	8.37%	15,256	8.50%
Maximum month-end balance	214,694		210,375		24,561
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	5,239	2.00%	45,779	8.57%	11,973	5.25%
Average during year (1)	30,620	8.68%	47,912	8.65%	31,434	7.91%
Maximum month-end balance	39,527		52,278		53,547
Other
Total amount outstanding at the end of the reported period	1,409,431	0.01%	1,830,487	0.01%	2,352,716	0.01%
Average during year (1)	1,081,962	0.01%	1,531,053	0.01%	1,762,725	0.01%
Maximum month-end balance	1,409,431		1,938,379		2,352,716
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	2,273	9.75%	2,597	9.75%	3,442	9.75%
Average during year (1)	9,664	9.75%	10,644	9.75%	12,875	9.75%
Maximum month-end balance	17,422		19,452		23,999
Total Short Term	1,789,651		2,178,188		2,728,863

(1)	Average balances are calculated from quarterly-end balances.

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

Figures are in thousands of Pesos, except percentages.

	Remaining Maturity at December 31, 2013
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total

Interest-earning assets:

Interest-bearing deposits in other banks	594,271	—	—	—	—	594,271
Government securities (2)	1,858,612	560,178	8,580	13,943	—	2,441,313
Receivables from financial leases	150,044	240,751	80	—	—	390,875
Loans to non-financial government sector (1)	155,032	485,126	—	—	—	640,158
Loans to the private and financial sector (1)	25,792,314	13,382,502	143,088	70,788	—	39,388,692
Other Assets	457,117	337,088	12,538	3,353	223,832	1,033,928

Total Interest-Earning Assets	29,007,390	15,005,645	164,286	88,084	223,832	44,489,237

Interest-bearing liabilities:

Checking	933,138	—	—	—	—	933,138
Savings accounts	8,992,170	—	—	—	—	8,992,170
Time Deposits	20,995,878	5,183	—	—	—	21,001,061
Investment Accounts	816,785	29	—	—	—	816,814
Non- subordinated Corporate Bonds	24,561	693,483	—	—	—	718,044
Subordinated corporate bonds	3,442	—	—	977,700	—	981,142
Liabilities with Central Bank	9,676	12,213	105	—	—	21,994
Liabilities with local financial institutions	11,973	43,603	1,366	—	—	56,942
Liabilities with Banks and international Institutions	326,495	—	—	—	—	326,495
Other liabilities	2,519,838	975	87,186	—	—	2,607,999

Total Interest-Bearing Liabilities	34,663,956	755,486	88,657	977.700	—	36,455,799

Asset (Liability) Gap	(5,626,566)	14,250,159	75,629	(889,616)	223,832	8,033,438
Cumulative Asset/Liability Gap	(5,626,566)	8,623,593	8,699,222	7,809,606	8,033,438
Cumulative sensitivity gap as a percentage of total interest-earning assets	(12.65%)	19.38%	19.55%	17.55%	18.06%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos

Government securities (2)	987,707	387,681	5,986	675	—	1,382,049
Receivables from financial leases	150,040	240,751	80	—	—	390,871
Loans to non financial government sector (1)	155,032	485,126	—	—	—	640,158
Loans to the private and financial sector (1)	24,050,922	13,265,441	140,992	70,788	—	37,528,143
Other Assets	428,474	145,426	—	3,353	223,832	801,085

Total Interest-Earning Assets in Pesos	25,772,175	14,524,425	147,058	74,816	223,832	40,742,306

Interest-bearing liabilities in Pesos
Savings accounts	8,207,301	—	—	—	—	8,207,301
Time Deposits	19,189,178	5,062	—	—	—	19,194,240
Investment Accounts	805,955	29	—	—	—	805,984
Non-subordinated Corporate Bonds	—	—	—	—	—	—
Subordinated corporate bonds	—	—	—	—	—	—
Liabilities with Central Bank	9,676	12,213	105	—	—	21,994
Liabilities with local financial institutions	11,973	43,603	1,366	—	—	56,942
Other Liabilities	2,027,134	975	87,186	—	—	2,115,295

Total Interest-Bearing Liabilities in Pesos	30,251,217	61,882	88,657	—	—	30,401,756

Asset (Liability) Gap	(4,479,042)	14,462,543	58,401	74,816	223,832	10,340,550
Cumulative Asset/Liability Gap	(4,479,042)	9,983,501	10,041,902	10,116,718	10,340,550
Cumulative sensitivity gap as a percentage of total interest-earning assets	(10.99%)	24.50%	24.65%	24.83%	25.38%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	without due date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in other banks	594,271	—	—	—	—	594,271
Government securities (2)	870,905	172,497	2,594	13,268	—	1,059,264
Receivables from financial leases	4	—	—	—	—	4
Loans to the private and financial sector(1)	1,741,392	117,061	2,096	—	—	1,860,549
Other assets	28,643	191,662	12,538	—	—	232,843

Total Interest-Earning Assets	3,235,215	481,220	17,228	13,268	—	3,746,931

Interest-bearing liabilities in foreign currency

Checking	933,138	—	—	—	—	933,138
Savings accounts	784,869	—	—	—	—	784,869
Time Deposits	1,806,700	121	—	—	—	1,806,821
Investment Accounts	10,830	—	—	—	—	10,830
Non-subordinated Corporate Bonds	24,561	693,483	—	—	—	718,044
Subordinated corporate bonds	3,442	—	—	977,700	—	981,142
Liabilities with Banks and International Institutions	326,495	—	—	—	—	326,495
Other liabilities	492,704	—	—	—	—	492,704

Total Interest-Bearing Liabilities	4,382,739	693,604	—	977,700	—	6,054,043
Asset (Liability) Gap	(1,147,524)	(212,384)	17,228	(964,432)	—	(2,307,112)
Cumulative Asset/Liability Gap	(1,147,524)	(1,359,908)	(1,342,680)	(2,307,112)	(2,307,112)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(30.63%)	(36.29%)	(35.83%)	(61.57%)	(61.57%)

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.
(2)	Includes instruments issued by the Central Bank.

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

A. Operating results

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of and for the three years ended December 31, 2013, 2012 and 2011, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant aspects from U.S. GAAP. (See note 33 to our audited consolidated financial statements as of and for the three years ended December 31, 2013).

Argentine professional accounting standards effective in the City of Buenos Aires establish that financial statements must be expressed in constant Pesos. The adjustment methodology and the need to make those adjustments are required by TR (Technical Resolution) No. 6 and TR No. 17, which were amended by TR No. 39 dated October 4, 2013 (pending approval by the Professional Council of Economic Sciences of the City of Buenos Aires), each of which were issued by the FACPCE. These regulations introduced, among other modifications, the obligation to adjust financial statements so that they are stated in constant currency as of the date when the inflation rate accumulated over a three-year period reaches or exceeds 100%, considering the domestic wholesale price index of the INDEC.

Our consolidated financial statements recognized the changes in the Peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, IGJ General Resolution No. 4/2003, Central Bank Communication “A” 3,921 and CNV Rules. However, in reviewing our financial statements, investors should consider that, in recent years, there have been significant changes in the prices for relevant economic variables, such as salary cost, loan rates and the exchange rates, which are not required to be reflected in such consolidated financial statements such adjustments pursuant to local regulations.

COMPARABILITY

Due to the modification of certain disclosure methods for certain items in the consolidated balance sheets and consolidated statements of income, which did not affect the shareholders’ equity of the Bank, the consolidated financial statements as of December 31, 2012 and 2011, were modified for the sole purpose of comparability with the consolidated financial statements as of December 31, 2013.

MACROECONOMIC CONTEXT

During 2011, the deceleration of the worldwide economic activity was higher than expected, specially in developed countries. This was due to various factors, such as the weakness of labor markets, the fragility of financial systems and the increasing financing difficulties in certain economies of the Euro zone that led to the implementation of new fiscal adjustment plans. Meanwhile, emerging markets continued being the main drivers of global growth. At the local level, the economic activity expanded, mainly due to the increase in the level of employment and salaries, an increased supply of credit and increased government spending. The labor market continued improving, with the unemployment rate reaching its lowest level since 2002. Investment increased by 31%, evidencing higher needs for working capital within a context of increased demand.

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

In 2012 real GDP grew by 1.9%. Primary expenses grew 29% and the Argentine government recorded a primary deficit of Ps. 4.3 billion. Inflation reached a rate of 10.8% per annum according to the INDEC, while at the same time the Argentine Peso depreciated 14.3% against the U.S. dollar. See item 3.D “Risk Factors—An increase in inflation could have a material adverse effect on Argentina’s economic prospects.”

During 2013, the global economy grew at very different rates, affecting the performance of the Argentine economy. The USA and Europe maintained a weak recovery after the 2008/2009 crisis due to fiscal adjustment and debt pressures partially offset by expansive monetary policies implemented by the respective central banks.

Although China’s expansion rate decreased, its demand for raw materials remained positive for commodity producing regions, specifically Latin America.

Latin America maintained its growth rate driven by two opposing forces. On one hand, the deceleration in the volume of exports coupled with a reduction in commodity prices and the slow dynamics of Brazil as a consequence of its anti-inflationary policy. On the other hand, the inflow of financial capital and direct investment was a driven force. Latin America’s growth rate remained at 3.5%, as in the previous year.

In this international context, Argentina grew by 3.0% in 2013, more than in 2012 but below the annual average of 7.2% maintained since 2003.

An expansive fiscal policy resulted in an increase of primary expenditures (current and capital expenses) by 33% while the national government’s income increased by 30%. As a consequence, the national public sector reported a primary deficit of Ps. 22.3 billion, equal to 0.8% of the GDP. Including the payment of interest, the financial deficit amounted to Ps. 64.6 billion, or 2.4% of the GDP, a similar percentage of the previous year.

By the end of the year, the Argentine government implemented an external risk mitigation process by increasing the devaluation rate, imposing quantitative restrictions on imports and higher taxes on luxury assets and on the purchase of foreign currency for tourism. Inflation reached a rate of 10.9% per annum according to the INDEC, while at the same time the Argentine Peso depreciated 32.6% against the U.S. dollar. See item 3.D “Risk Factors—An increase in inflation could have a material adverse effect on Argentina’s economic prospects.”

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

Our loan portfolio to the private sector grew to Ps. 24,238 million as of December 31, 2011, increasing 52% compared to 2010, to Ps. 31,204 million as of December 31, 2012 increasing 29% compared to 2011 and to Ps. 39,024 million as of December 31, 2013 increasing 25% compared to 2012.

Within a context of increasing prices the Bank, as well as the financial system, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio for the last three years. During 2011, 2012 and 2013 consumer loans (personal loans and credit card loans), which are short term loans, have driven the expansion of our loan portfolio, increasing 64%, 29% and 33% respectively.

During 2013, the Bank maintained its leading position in terms of personal loans, which increased by 28%, with a 14.4% of market share (as of December 31, 2013). As to its credit card products, the Bank´s portfolio increased 45% compared to 2012, accounting for 8% of the market.

Among commercial loans in 2013, pledge and mortgages loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319, “A” 5380 and “A” 5449 of BCRA), grew 53% and 54%, respectively, compared to 2012.

During 2013 we continued with the policy of maintaining high coverage of non-performing loans through the creation of additional provisions to such required by the Central Bank. The coverage was maintained at approximattely 152% above the average of the financial system. Delinquency levels remained at historically low levels, reaching a rate of 1.7% loan losses, slightly below the previous year.

In 2013, the Bank maintained a high liquidity ratio increasing from 31.7% as of December 31, 2012 to 33.3% as of December 31, 2013. The Bank’s liquidity ratio exceeded the liquidity ratio of the financial system as a whole.

During 2013 our public sector exposure to total assets ratio was reduced to 3% from 3.9% in 2012 and remained below Argentina’s financial system average.

Our total deposits increased by 25%, 24% and 20% as of December 31, 2011, 2012 and 2013, respectively, up to Ps. 43,427 million as of December 31, 2013.

During 2011, private sector deposits were the main source of funding, increasing by 28% compared to 2010, with increase in time deposits and sight deposits. During 2012, private sector deposits increased by 19% compared to 2011, with increase in time deposits and sight deposits, and public sector deposits increased by 43% compared to 2011. During 2013, private sector deposits were the main source of funding increasing by 32% compared to 2012, with increase in time deposits and sight deposits of 35% and 29%, respectively, over the prior year. Public sector deposits decreased by 21% during 2013.

The Bank was the fifth largest financial institution in terms of volume of total loans and total deposits, with a 7% and 6% of market share, respectively, as of November 30, 2013, mantaining a leading position as the previous year.

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012 AND YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,			Change December 31,
	(in thousands of Pesos)
	2011 (1)	2012(1)	2013	2013-2012	2012-2011

Financial income	4,698,648	6,904,370	9,753,531	2,849,161	2,205,722

Financial expenses	(1,718,721)	(2,827,590)	(4,021,540)	(1,193,950)	(1,108,869)
Gross intermediation margin	2,979,927	4,076,780	5,731,991	1,655,211	1,096,853
Provision for loan losses	(273,224)	(600,424)	(540,032)	60,392	(327,200)
Service charge income	1,969,173	2,644,731	3,426,324	781,593	675,558
Service charge expenses	(427,954)	(685,392)	(917,807)	(232,415)	(257,386)
Administrative expenses	(2,488,577)	(3,115,385)	(4,015,356)	(899.971)	(626,860)
Net other income (expense)	84,721	40,573	109,526	68,953	(44,148)

Minority interest	(10,111)	(13,790)	(18,173)	(4,383)	(3,679)
Net income before income tax	1,853,955	2,347,093	3,776,473	1,429,380	513,138

Income tax	(657,858)	(853,475)	(1,332,909)	(479,434)	(195,617)

Net income	1,176,097	1,493,618	2,443,564	949,946	317,521

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”

Our consolidated net income for 2013 increased 64% or Ps. 949.9 million as compared to 2012, from Ps. 1,493.6 million in 2012 to Ps. 2,443.6 million in 2013. This increase was primarily attributable to:

•	41% increase in financial income of Ps. 2,849.2 million; and

•	30% increase in service charge income of Ps. 781.6 million.

This increase was partially offset by a:

•	42% increase in financial expenses of Ps. 1,193.9 million;

•	34% increase in service charge expenses of Ps. 232.4 million;

•	29% increase in administrative expenses of Ps. 900.0 million; and

•	56% increase in income tax of Ps. 479.4 million.

Financial income

The components of our financial income for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Year Ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands of Pesos)

Interest on cash and due from banks	179	185	241
Interest on loans to the financial sector	29,137	46,084	51,468
Interest on overdrafts	456,904	721,000	1,074,900
Interest on documents (2)	234,928	414,815	654,111
Interest on mortgage loans	158,449	198,809	333,854
Interest on pledged loans (3)	91,550	126,822	197,135
Interest on credit card loans	371,352	740,670	1,022,177
Interest on other loans (4)	2,398,336	3,537,074	4,782,671
Interest on other receivables from financial intermediation	684	1,040	3,101
Interest on financial leases	56,712	60,037	68,435
Income from government and private securities, net	493,920	361,538	409,054
Income from guaranteed loans (5)	4,918	17,017	26,026

Net income from options	1,077	—	—
CER (Indexation by benchmark stabilization coefficient) adjustment (6)	4,428	22,947	35,155
CVS (Indexation by salary variation coefficient) adjustment	362	512	606
Difference in quoted prices of gold and foreign currency	283,189	386,989	808,143
Other (7)	112,523	268,831	286,454

Total financial income	4,698,648	6,904,370	9,753,531

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Includes income on factoring, check cashing advances and loans with promissory notes.
(3)	Includes primarily income on interest on loans with collateral pledge.
(4)	Includes interest on loans not classified under prior headings, including interest on personal loans.
(5)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6)	Includes CER accrued for all the assets subject to adjustment by CER.
(7)	Mainly results from pre-financing and financing export transactions, forward foreign currency transactions and premiums on repos.

2013 and 2012 - Our financial income increased 41% or Ps. 2,849.2 million as compared to 2012, driven primarily by income derived from higher interest on loans.

Interest on loans (i.e., for all loans in the aggregate, excluding guaranteed loans) grew 40% as a result of an increase in the financial intermediation activities and the average portfolio volume (the average loan portfolio grew by 27% as compared to 2012). Additionally the average interest rate for private sector loans increased from 21.0% in 2012 to 23.1% in 2013.

The main variation of total interest on loans was from interest on documents which increased 58%, interest on overdrafts which increased 49%, interest on credit card loans which increased 38% and interest on other loans (including interest on personal loans) which increased 35% compared to 2012. The average volume of documents increased by 43%, the average volume of overdrafts grew by 37%, the average volume of credit cards loans grew by 47% and the average volume of personal loans grew by 25%, in each case as compared to 2012.

Income derived from differences in quoted prices of gold and foreign currency increased 109% or Ps. 421.1 million due to higher FX position revaluation due to the depretiation of the Peso against the U.S. dollar. The FX rate increased from Ps. 4.9173 per dollar as of December 31, 2012 to Ps. 6.5180 per dollar as of December 31, 2013.

2012 and 2011 - Our financial income increased 47% or Ps. 2,205.7 million as compared to 2011, driven primarily by income derived from higher interest on loans.

Interest on loans (i.e., for all loans in the aggregate, excluding guaranteed loans) grew 55% as a result of an increase in the financial intermediation activities and the average portfolio volume (the average loan portfolio grew by 36% as compared to 2011). Additionally the average interest rate for private sector loans increased from 18.4% in 2011 to 21.0% in 2012.

The main variation of total interest on loans was from interest on credit card loans which increased 99%, interest on documents which increased 77% and interest on overdrafts which increased 58% compared to 2011. The average volume of credit card loans increased by 80%, the average volume of documents grew by 44% and the average volume of overdrafts grew by 73%, in each case as compared to 2011. Interest on other loans increased by 47% mainly by the increase in interest on personal loans.

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

Income derived from differences in quoted prices of gold and foreign currency increased 37% or Ps. 103.8 million due to higher position results and the depretiation of the Peso against the U.S. dollar.

The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums on forward sales of foreign exchange:

Changes in financial income (interest earned)	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Due to changes in the volume of interest-earning assets	1,164,734	1,800,796	1,750,614
Due to changes in average nominal rates of interest-earning assets	(346,112)	325,686	593,459

Net change	818,622	2,126,482	2,344,073

Changes in financial income due to changes in volume	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government securities	(257,147)	41,500	(60,235)

Loans to private and financial sector	1,392,872	1,590,253	1,831,866
Loans to public sector	4,217	3,889	34,956
Other assets	24,792	165,154	(55,973)

Net change	1,164,734	1,800,796	1,750,614

Changes in financial income due to changes in nominal rates	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government securities	(231,300)	(163,684)	61,918
Loans to private and financial sector	(10,515)	472,687	452,870
Loans to public sector	(100,022)	39,832	30,947
Other assets	(4,275)	(23,149)	47,724

Net change	(346,112)	325,686	593,459

Financial expenses

The components of our financial expenses for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Year Ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands of Pesos)

Interest on checking accounts	203	317	497
Interest on savings accounts	25,184	33,972	41,060
Interest on time deposits	1,225,052	2,167,614	3,065,823
Interest on interfinancing received loans (received call)	4,903	4,283	2,883
Interest on other financing from the financial institutions	8	12	7
Interest on other liabilities from financial intermediation (2)	64,752	62,529	61,674
Interest on subordinated corporate bonds	60,592	66,897	80,953
Other interest	2,679	3,033	3,369
CER adjustment (3)	4,107	4,405	4,295
Contribution to Deposit Guarantee Fund	44,248	55,937	67,808
Other (4)	286,993	428,591	693,171
Total financial expenses	1,718,721	2,827,590	4,021,540

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Includes lines of credit from other banks, repurchase agreements and Central Bank borrowings.
(3)	Includes CER accrued for all the liabilities subject to CER adjustments.
(4)	Mainly resulting from turnover tax.

2013 and 2012 - Financial expenses increased 42% or Ps. 1,193.9 million as compared to 2012.

This increase was mainly explained by a growth in interest expenses related to deposits (including checking accounts, savings accounts and time deposits), which increased by 41% due to an increase in the average volume of interest bearing deposits by 21% and the increase in the average interest rate of time deposits (from 12.8% in 2012 to 15.0% in 2013).

During 2013, other expenses increased by 62% compared to 2012, mainly due to an increase in turnover tax as a result of our higher computable financial income and, to a lesser extent, to an increase in tax rates in certain provinces in which we operate.

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

The following tables set forth the changes in financial expense due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Deposit Guarantee Fund, mandatory contributions and taxes on interest income:

Changes in financial expense (interest paid)

	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	224,508	647,538	521,214
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	55,875	303,007	397,625
Net change	280,383	950,545	918,839

Changes in financial expense due to changes in volume

	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	213,838	653,044	506,788
Borrowings from Central Bank and other financial institutions	5,532	1,155	1,521
Corporate Bonds	5,138	(2,077)	12,905

Net change	224,508	647,538	521,214

Changes in financial expense due to changes in nominal rates

	December 31 2011 vs. December 31 2010	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	59,063	297,624	398,614
Borrowings from Central Bank and other financial institutions	(3,230)	5,097	(1,733)
Corporate Bonds	42	286	744

Net change	55,875	303,007	397,625

Provision for loan losses

2013 and 2012 – Provision for loan losses decreased 10% or Ps. 60.4 million in 2013. The variation was due to the higher charge in 2012 as a result of the initial impact of the amendment of the provisioning policy for the non-performing consumer loans portfolio implemented in May 2012.

2012 and 2011 – Provision for loan losses increased 120% or Ps. 327.2 million in 2012.

This variation was the result of the increase in lending activity as compared to 2011 (lending activity increased 28% during 2012), a slight decrease in the quality of our loan portfolio and an increase in the additional allowances to those required by the Central Bank Rules (Ps. 79.6 million).

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands of Pesos)

Service charges on deposit accounts	1,169,977	1,571,838	2,022,656
Debit and credit card income	370,007	544,815	360,446
Other fees related to foreign trade	35,235	38,660	44,464
Credit-related fees	124,059	141,048	164,097
Capital markets and securities activities	1,754	2,415	4,338
Lease of safe-deposit boxes	49,591	64,621	70,791
Fees related to guarantees	2,895	1,003	1,434
Other (2)	215,655	280,331	758,098
Total service charge income	1,969,173	2,644,731	3,426,324

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Includes insurance income and revenue from joint ventures.

2013 and 2012 - Service charge income increased 30% or Ps. 781.6 million in 2013 compared to 2012, mainly due to higher fees charged on deposits accounts (29%) and other service charge income (34%).

Income-increase derived from service charge on deposit accounts was driven by an increase in the amount of fees charged over such accounts (maintenance fees). Fees charged for maintenance of deposit accounts increased 22% on average in 2013, as compared to 2012.

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

Service charge expenses

2013 and 2012 - In 2013 service charge expenses increased 34% or Ps. 232.4 million as compared to 2012. This increase was mainly due to an increase in turnover and other municipal taxes and commissions paid to lending agents as a result of more aggressive marketing campaigns for our credit card products as part of our strategy to strengthen our credit card market share.

2012 and 2011 - In 2012 service charge expenses increased 60% or Ps. 257.4 million as compared to 2011.This increase was mainly due to an increase in credit card refunds as a result of more aggressive marketing campaigns for our credit card products as part of our strategy to strengthen our credit card market share.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2011, 2012 and 2013 are reflected in the following table:

	Year Ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands of Pesos)

Personnel expenses	1,485,554	1,844,336	2,351,921
Directors and statutory auditors fees	59,773	75,005	117,077
Other professional fees	90,425	109,906	138,212
Advertising and publicity	75,925	92,526	103,437
Taxes	131,883	169,306	218,491
Depreciation of equipment	72,972	85,037	98,666
Amortization of organization costs	59,213	72,721	89,019
Maintenance, conservation and repair expenses	97,738	127,856	187,684
Security services	89,563	127,954	192,873
Electric power and communications	59,968	84,561	102,023
Lease payments	51,364	58,894	77,713
Insurance	12,174	14,647	18,251
Stationery and office supplies	13,183	15,840	19,858
Other	188,842	236,796	300,131
Total administrative expenses	2,488,577	3,115,385	4,015,356

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”

2013 and 2012 - Administrative expenses increased 29% or Ps. 900 million in 2013.

This increase was mainly due to a 27% increase in personnel expenses as a result of a salary increase of 24% and other benefits agreed with the labor unions in May 2013 and a higher number of employees. The remaining administrative expenses increased in total by 31% in 2013, in line with price increases recorded in the Argentine economy during 2013. The main increases corresponded to security services expenses, driven by a higher investment in equipment (installation of new alarms and surveillance camera circuits) and repair and maintenance expenses incurred in building refurbishment projects.

2012 and 2011 - Administrative expenses increased 25% or Ps. 626.8 million in 2012.

This increase was mainly due to a 24% increase in personnel expenses as a result of a salary increase of 24.5% agreed with the labor unions in May 2012. The remaining administrative expenses increased in total by 27% in 2012, in line with price increases recorded in the Argentine economy during 2012.

Net other income (expense)

2013 and 2012. In 2013 net other income was Ps. 109.5 million, increasing 170% or Ps. 69 million compared to 2012. This increase was mainly due to the mixed result of the increase on other income by 29% or Ps. 56.6 million, mainly in recovered loans, reversed allowances and other income, with a decrease of other expenses by 8% or Ps. 12.4 million compared to 2012.

2012 and 2011. In 2012 net other income totalled Ps. 40.6 million, decreasing 52% compared to 2011. Other expense increased by 47% or Ps. 50.3 million compared to 2011 mainly attribute to the full amortization, which amounted to Ps.45 million, of our entire balance of differences due to court orders (“amparos”) initiated in conection with the Public Emergency Law.

Income tax

2013 and 2012. In 2013 income tax expenses increased 56% to Ps. 1,332.9 million compared to Ps. 853.5 million in 2012. This increase was due to the increase in taxable revenues. The tax effective rate was 35.3% for the fiscal year 2013.

2012 and 2011. In 2012 income tax expenses increased 30% to Ps. 853.5 million compared to Ps. 657.9 million in 2011. This increase was due to the increase in taxable revenues. The tax effective rate was 36.4% for the fiscal year 2012.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 43,427 million as of December 31, 2013, Ps. 36,188.7 million as of December 31, 2012 and Ps. 29,167.1 million as of December 31, 2011. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 15% of the Bank’s total deposits as of December 31, 2013 derives from the non-financial government sector, in particular as a consequence of the Bank’s role as financial agent of several provinces and time deposits made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad). This is an important source of low-cost funding.

Total deposits, which grew 20% in 2013 compared to 2012, representing 86% of our total liabilities as of December 31, 2013. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

During 2013 the liquidity ratio increased from 31.7% as of December 31, 2012 to 33.3% as of December 31, 2013 due to the growth of total liquid assets by 26% based on an increase in cash and due from banks. The Bank’s liquidity ratio exceeds the liquidity ratio of the financial system as a whole.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2013, we had excess capital of Ps. 4,236.2 million. The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 17 “Risk management policies” to our audited consolidated financial statements for the year ended December 31, 2013. Additionally for further information regarding our restricted assets, assets in custody and trust agreements please see notes 7 “Restricted and pledged assets,” 11 “Items in custody” and 13 “Trust agreements” to our audited consolidated financial statements for the year ended December 31, 2013.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2011	2012	2013 (1)
(in thousands of Pesos, except ratios and percentages)

Calculation of excess capital:

Allocated to assets at risk	1,989,061	2,446,593	2,516,833
Allocated to Bank premises and equipment, intangible assets and equity investment assets	136,492	176,186	179,776
Market risk	26,674	36,136	52,026
Operational risk	693,492	709,873
Interest rate risk	656,798	806,636	838,215
Government sector and securities in investment account	39,854	55,332	55,866
Required minimum capital under Central Bank Rules	2,848,879	4,214,375	4,352,590
Ordinary capital Level 1 (Con1)	4,582,588	6,035,439	8,150,742
Deductible concepts COn1	(283,049)	(367,736)	(363,488)
Additional capital Level 1 (CAn1)	458,520	458,520	412,668
Capital Level2 (COn2)	123,449	154,980	388,919
Total capital under Central Bank Rules	4,881,508	6,281,203	8,588,841
Excess capital	2,032,629	2,066,828	4,236,251

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	18.26%	19.01%	25.29%
Average shareholders’ equity as a percentage of average total assets	12.63%	12.30%	13.79%

Total liabilities as a multiple of total shareholders’ equity	7.78	x	6.80	x	5.87	x
Cash as a percentage of total deposits	21.16%	27.76%	29.61%
Liquid assets as a percentage of total deposits (2)	34.74%	31.75%	33.34%
Loans as a percentage of total assets	59.05%	65.15%	65.81%

(1)	Based on Communication “A” 5369, the calculation for the total capital requirement as of January 2013 remains as reference for the total capital requirement for 2013.
(2)	Liquid assets include cash, cash collateral, repos, LEBACs and NOBACs and interfinancing loans.

As of December 31, 2013, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding are deposits from individuals and businesses located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2011, 2012 and 2013.

	As of December 31
	2011 (1)	2012 (1)	2013
	(in thousands of Pesos)

Deposits
From the non-financial government sector	5,836,211	8,318,383	6,580,041
From the financial sector	17,731	24,222	26,874
From the non-financial private sector and foreign residents
Checking accounts	4,911,863	6,716,911	8,602,700
Savings accounts	6,175,492	6,467,624	8,440,709
Time deposits	11,433,220	13,596,225	18,416,520
Investment accounts (2)	44,512	149,325	199,003
Other (3)	618,481	737,414	878,032
Accrued interest, adjustments, foreign exchange and quoted price differences payable	129,568	178,568	283,139
Borrowing from Central Bank and financial institutions
Central Bank	9,155	21,725	21,994
Banks and international institutions	155,583	276,804	326,495
Financing received from Argentine financial institutions	44,751	85,135	56,942
Other	1,492,141	1,917,712	2,440,877
Minority interest in subsidiaries	37,584	51,355	69,502
Non-subordinated Corporate Bonds	672,532	541,705	718,044
Subordinated Corporate Bonds	647,753	740,192	981,142
Shareholders’ equity	4,719,552	6,199,095	8,627,431
Total funding	36,946,129	46,022,395	56,669,445

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See Note 33 to our audited consolidated financial statements as of and for the three years ended December 31, 2013 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our consolidated financial statements requires management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

Critical accounting policies are those accounting policies that require management to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made and such estimates reasonably could have a material impact on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in Note 4 to our audited consolidated financial statements as of the year ended December 31, 2013.

Allowance for loan losses

The loan loss reserve represents the estimate of probable losses in the loan portfolio. Pursuant to Central Bank Rules, a bank must classify its loan portfolio into two categories: consumer and commercial portfolio. Under each of these categories, customers are included within one of six sub-categories depending on the credit quality and the fulfillment of its obligations. A minimum allowance for loan losses is required to be established primarily based upon this classification and guarantees and collateral, supporting the transactions.

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

In addition, Central Bank Rules allows the Bank to establish additional allowances for loan losses and changes loan classification, as the case may be, based on management’s risk management policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2013, 2012 and 2011 after evaluating the risk of our loan portfolio. Our management determines increase or decrease in allowances based on repayment estimates. International and local macroeconomic conditions generate a certain degree of uncertainty regarding future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment value.

The accounting for loan loss reserve under Central Bank Rules differs in some respects with practices of US-based banks, as mentioned below.

Under U.S. GAAP loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

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

For purposes of U.S. GAAP reporting, we apply FASB ASC 740 “Income Tax”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires to record an allowance for deferred tax assets to the extent that it is more likely than not that deferred tax assets will be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FASB ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies.

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2013, 2012 and 2011.

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

Fair Value of financial instruments

Under U.S. GAAP, a portion of our assets and liabilities are measured at fair value, including government securities (debt instruments issued by Argentine government and the Central Bank), private securities and shares, other receivables from financial intermediation (mutual funds, securities in financial trusts and corporate bonds), forward transaction pending settlement and derivative instruments.

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

For assets and liabilities that do not have similar or identical instruments traded in the market we used an internally developed model to measure significant instruments. Those instruments would be classified as Level 3 of the fair value hierarchy, which requires significant management judgment or estimation. In arriving at an estimate valuation policies and procedures for Level 3 instruments (in the case of the Bank mainly debt securities and derivative instruments) are under the direction of the accounting and financial management.

Management is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

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

International context

The world economic activity suffered a slowdown during 2008-2009 and has been recovering since 2010. During 2013, the global economy continued recovering and growing, but at different rates across the various countries, resulting in the implementation of very different economic policies, thus abandoning the relatively homogeneous decision-making criteria employed in the initial stages of the international crisis.

In 2013, the United States continued its weak recovery, resulting in the reduction of its liquidity policy. On the other hand, although China’s expansion rate decreased, its demand for raw materials remained positive for commodity producing regions, specifically Latin America. Latin American economies generally continued growing, recording the same expansion level as in 2012.

Thus, the international scenario showed contradictory signals of global growth, as well as high financial and exchange uncertainty.

Changes in U.S. monetary policy impacted the economy of emerging countries, which were affected by the sharp unwinding of speculative asset positions, depreciation and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exclusively exporters of these products. This trend began by the end of 2013 and has deepened in recent months, resulting in capital flow volatility and contributing to the economic weakening of emerging countries.

In 2014, a scenario of uncertainty about the degree of recovery of the United States is expected, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries -specifically China- within a context of devaluation and higher interest rates in most of these economies, combined with high levels of indebtedness and fragile financial systems.

Argentine economic performance

During 2011, the Argentine economy continued to improve; GDP grew by 8.9% driven by a combination of pro-cyclical policies and the growth of trading partners (Brazil and China) in a context of global economic slowdown.

During 2012, the existing international uncertainty resulted in a downturn of Argentine’s trade with the country’s main trading partners which coupled with the effects of a drought, caused a reduction in exports. In 2012, Argentine economy experienced an important volatility, including some low or negative growth periods and high inflation levels, although it grew by 1.9% in real terms in 2012.

During 2013, Argentina’s GDP grew by 3.0%. The trade balance fell 29% from the previous year and there was an increase in primary expenditure of 33%, which was a result of an expansionary fiscal policy. This trend was observed in the context of high inflation rates and was accompanied by a significant drop in reserves (approximately US$13.7 million). The transition to a context of greater macroeconomic imbalance led to increased volatility in government and corporate securities and interest rates. The Argentine government initiated a process of adjustment for the last quarter of the year, which resulted in an increase in interest rates and the rate of devaluation. Consequently the expected growth for 2014 will likely be mitigated in the context of rising interest rates, although we believe improvement of external competitiveness may assist in strengthening expected growth.

The Argentine Financial System

Financial activity gained strength during 2013 and deposits and credits in the Financial System increased by 26% and 30%, respectively, throughout the year.

Total credit extended by the financial system represented 22% of the GDP, 7 points higher than in 2009, and approximately 90% of the credits were granted to the private sector.

Regarding deposits in 2013, performance was varied. Private sector deposits increased by 27% amounting to Ps. 544 billion, while public sector deposits increased 24%, in line with higher national and provincial fiscal deficit. Deposits in Pesos increased 30% while deposits in U.S. Dollars dollars fell 14%.

Total loans in the financial system amounted to Ps. 563 billion, a 30% increase as compared to the previous year, mainly driven by the private sector.

The higher growth rate of credits as compared to liabilities resulted in lower systemic liquidity. Interest rates increased throughout the year due to a higher devaluation rate and the increase of loans over liabilities.

A higher volume of intermediation, spread stability and increasing bankarization, combined with low delinquency, resulted in profits for Ps. 29.2 billion in 2013, a 50% increase as compared to those reported in 2012.

Private sector lending

The extension of credits to the private sector in Argentina has recovered since 2010 and in 2013 continued to show improvement. During the last three years, loans to the private sector grew 46% in 2011, 32% in 2012 and 31% in 2013 for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps. 24,238 million (52%) in 2011, to Ps. 31,204 (29%) in 2012 and to Ps. 39,024 (25%) in 2013, as shown in the following table:

	As of December 31,
	2011	2012	2013
	(In million of Pesos)

Banco Macro
Private sector loans	24,238	31,204	39,024

Financial System
Private sector loans	291,708	383,674	501,793

We see the following trends in this important area of our business:

•	As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen our gross intermediation margin widened as our private sector lending has increased.

•	Growth prospects subject to development of inflation and long-term fixed rate lending. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector long-term lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. As a result, most of the increase in the volume of private loans in the financial system until December 31, 2013 was concentrated in short-term products. For example, the ratio of consumer loans, overdrafts and documents to GDP increased from 3% in June 2003 to 14% as of December 31, 2013 while long-term loans represented by mortgages and pledged loans maintained a level of 3% of GDP during the same period.

•	Stable intermediation spread. Based on the low banking penetration in Argentina, we believe that the expected loan growth mix, with a larger participation of consumer loans compared to commercial loans, will improve spreads. However, price competition could offset this effect and intermediation spreads might remain stable.

Lending portfolio credit quality

During the last three years, non-performance levels remained stable, being 1.7% as of December 31, 2013. Our figures reflect the similar level and evolution registered by the financial system as a whole.

The table below reflects the portfolio credit quality of the Bank and the financial system for 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013

Banco Macro
Allowances/lending (1)	2.4%	2.7%	2.5%
Non-performing lending ratio (2)	1.5%	1.8%	1.7%

Financial System
Allowances/lending (1)	2.0%	2.1%	2.0	%(3)
Non-performing lending ratio (2)	1.2%	1.5%	1.5%

Source: Central Bank

(1)	Includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).
(2)	Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.
(3)	Most recent data is as of November 30, 2013

During 2011, 2012 and 2013, we determined additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s policies. As a result, the Bank’s coverage level reached 149.1% of the non-performing lending portfolio as of December 31, 2013.

Organic growth complemented by strategic acquisitions

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

For additional information of financial instruments with off-balance sheet risk see note 31 to our audited consolidated financial statements for the year ended December 31, 2013.

F. Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of Pesos)
Contractual obligations
Central Bank	21,994	9,676	12,107	106	105
Banks and international institutions	326,495	326,495	—	—	—
Non-Subordinated Corporate Bonds	718,044	24,561	—	693,483	—
Financing received from Argentine financial institutions	56,942	11,973	26,014	17,589	1,366
Other	2,440,877	2,352,716	975	—	87,186
Operating leases	112,075	50,300	48,448	8,589	4,738
Subordinated corporate bonds	981,142	3,442	—	—	977,700
Total contractual obligations	4,657,569	2,779,163	87,544	719,767	1,071,095

Commercial commitments
Lines of credit	16,265	9,601	6,664	—	—
Guarantees	281,170	143,885	36,095	12,471	88,719
Standby letters of credit	92,428	92,428	—	—	—
Total commercial commitments	389,863	245,914	42,759	12,471	88,719

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

Under Argentine law, the board of directors is in charge of the management and administration of the Bank and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the Bank’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders meetings and for the performance of any particular task expressly delegated by the shareholders. In general, our board of directors is more involved in operating decision-making than might be customary in other jurisdictions. The board of directors delegates affairs related to management and corporate activities to an executive committee with the assignment of specific duties pursuant to the Bank’s bylaws.

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of the board of directors as of December 31, 2013:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	61	2002	2014
Delfín Jorge Ezequiel Carballo(1)	Vice Chairman	61	2002	2014
Jorge Pablo Brito	Director	34	2002	2014
Marcos Brito	Director	31	2007	2014
Juan Pablo Brito Devoto	Director	53	2002	2013
Luis Carlos Cerolini	Director	59	2002	2013
Roberto José Feletti (2)(3)	Director	55	2011	2013
Carlos Enrique Videla	Director	68	2002	2015
Alejandro Macfarlane	Director	48	2005	2015
Guillermo Eduardo Stanley	Director	65	2006	2015
Constanza Brito	Director	32	2007	2015
Emmanuel Antonio Alvarez Agis (2)	Director	32	2013	2015

Santiago Brito	Alternate director	26	2012	2014
Santiago Horacio Seeber	Alternate director	36	2012	2014
Ernesto Eduardo Medina	Alternate director	46	2002	2014
Chrystian Colombo	Alternate director	61	2012	2014
María Belén Franchini (2)(4)	Alternate director	38	2012	2014

(1)	Mr. Carballo is on leave of absence since November 7, 2011.
(2)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.
(3)	Pending Central Bank approval.
(4)	Mrs. Franchini notified us in March 2014 of her resignation as alternate director of Banco Macro due to personal reasons.

On April 29, 2014, the Ordinary Shareholders’ Meeting of the Bank approved the appointment of 4 of the 13 members of the Board. As result, it is composed as follows:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	61	2002	2014
Delfín Jorge Ezequiel Carballo(1)	Vice Chairman	61	2002	2014
Jorge Pablo Brito	Director	34	2002	2014
Marcos Brito	Director	31	2007	2014
Juan Pablo Brito Devoto	Director	54	2002	2016
Luis Carlos Cerolini	Director	60	2002	2016
Federico Pastrana (2)(3)	Director	32	2014	2016
Carlos Enrique Videla	Director	69	2002	2015
Alejandro Macfarlane	Director	48	2005	2015
Guillermo Eduardo Stanley	Director	66	2006	2015
Constanza Brito	Director	32	2007	2015
Emmanuel Antonio Alvarez Agis (2)(3)	Director	32	2013	2015
Santiago Brito	Alternate director	26	2012	2014
Santiago Horacio Seeber	Alternate director	37	2012	2014
Ernesto Eduardo Medina	Alternate director	47	2002	2014
Chrystian Colombo	Alternate director	61	2012	2014
Nicolás Todesca (3)	Alternate director	29	2014	2014

(1)	Mr. Carballo is on leave of absence since November 7, 2011.
(2)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.
(3)	Pending Central Bank approval.

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

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. Two deputy general managers report to the Executive Committee; one is in charge of the commercial area and the other is in charge of the operating area. Senior managers report to them. In addition, we have the following committees comprised of different directors and senior management: executive committee, internal audit committee, systems committee, senior credit committee, assets and liabilities committee, anti-money laundering committee, senior legal recovery committee, risk management committee, ethic performance and compliance committee, nominating and corporate governance committee and incentives committee.

The following table sets forth certain relevant information of our executive officers and our senior management, as of December 31, 2013:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	60	2002
Jorge Pablo Brito	Chief Financial Officer	33	2006
Juan Pablo Brito Devoto	Chief Accounting Officer	52	2002
Constanza Brito	Human resources and organization and process department Director (in charge)	31	2005
Ernesto Eduardo Medina	Deputy general manager in charge of operating area	45	2007
Guillermo Goldberg	Deputy general manager in charge of commercial area	55	2007
Jorge Francisco Scarinci	Financial and investor relations manager	42	2006
Ana María Magdalena Marcet	Credit risk manager	51	2002
Alejandro Becka	Corporate credit risk manager	43	2013
Miguel Leon Gurfinkiel	Government portfolio manager	62	2006
Juan Carlos Benoit	Business banking manager	58	2013
Juan Alberto Piccinini	Corporate banking manager	40	2013
Francisco Muro	Retail banking manager	39	2008
Brian Anthony	Distribution and sales manager	39	2005
Claudia Cueto	Systems manager	52	2010
Leonardo Leonardis	Organization and processes manager (in charge)	45	2012
Marcelo de la Llave	Security manager (in charge)	49	2012

Eduardo Roque Covello	Operations manager	55	2004
Gerardo Adrián Alvarez	Administration manager	43	2010
Daniel Hugo Violatti	Accountancy and tax manager	50	2003
Carmen Esther Estévez	Internal audit manager	55	2002
María Milagro Medrano	Institutional relations manager	36	2002
Alberto Figueroa	Management control and compliance manager	52	2009
Ernesto López	Legal manager	40	2008
Sebastian Palla	Investment banking manager	38	2010

The business addresses of Mr. Jorge H. Brito and Mr. Carballo are Sarmiento 735 and Esmeralda 130, 4th Floor, respectively, in each case in Buenos Aires. The business address of each of other current directors and management is Sarmiento 447, Buenos Aires, Argentina.

Set forth below are brief biographical descriptions of members of our board of directors and our senior management as of December 31, 2013:

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our board of directors, our Chief Executive Officer and a member of our executive committee and senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the board of directors of Banco del Tucumán S.A., Inversora Juramento S.A. and Banco Privado de Inversiones S.A.

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

Jorge Pablo Brito was born on June 29, 1979. He is a member of our board of directors and our Chief Financial Officer since April 16, 2012. He is the coordinator of our executive committee and also is a member of our senior credit committee, our systems committee, our assets and liabilities committee, our risk management committee, our ethic performance and compliance committee, our nominating and corporate governance committee, our senior legal recovery committee and our incentives committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the board of directors of Macro Warrants S.A., Macro Securities S.A. and Coy Aike S.A., as vice-chairman of the board of directors of Inversora Juramento S.A. and Genneia S.A., as director of Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and Macro Bank Limited. On April 16, 2012, Mr. Jorge Pablo Brito has been appointed as our Chief Financial Officer.

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

Marcos Brito was born on October 5, 1982. He holds an economics degree from the University Torcuato Di Tella. He is a member of our board of directors and a member of our executive committee, our senior credit committee, our assets and liabilities committee and our senior legal recovery committee. Mr. Brito also serves as director of Inversora Juramento S.A. and Banco Privado de Inversiones S.A. and as alternate director of Genneia S.A. and Banco del Tucumán S.A.

Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our board of directors, our Chief Accounting Officer and a member of our internal audit committee, our systems committee and our anti-money laundering committee. Mr. Brito Devoto holds an accounting degree from the school of Economics of the University of Buenos Aires in Argentina. He has been with our bank since June 1988. Mr. Brito Devoto serves as a chairman of the board of directors of Macro Bank, and Macro Fiducia S.A., as director of Banco Privado de Inversiones S.A. and Macro Securities S.A., and as alternate director of Banco del Tucumán S.A.

Luis Carlos Cerolini was born on January 27, 1954. He is a member of our board of directors and has been a member of the board since April 2000. He is a member of our anti-money laundering committee, our assets and liabilities committee and our senior legal recovery committee. Mr. Cerolini holds a law degree granted by the National University of Córdoba in Argentina. Mr. Cerolini also serves as director of Banco del Tucumán S.A., Macro Fiducia S.A., Macro Securities S.A., Macro Warrants S.A., Banco Privado de Inversiones S.A. and Provincanje S.A.

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

Alejandro Macfarlane was born on August 16, 1965. He is a member of our board of directors, and has been a member since April 2005, and is an independent member of our audit committee. He also serves as chairman of the board of directors of EDELAP S.A. and GRUPO AM S.A.

Guillermo Eduardo Stanley was born on April 27, 1948. He is a member of our board of directors, our audit committee, our anti-money laundering committee, our ethic performance and compliance committee and our internal audit committee. He has been a member of our board of directors since May 2006. Mr. Stanley holds a degree in finances from the Universidad Argentina de la Empresa (UADE). He is an independent member of our audit committee. He also serves as director of Havanna S.A. and Inverlat S.A.

Emmanuel Antonio Alvarez Agis was born in May 9, 1981. His appointment has yet to be approved by the Central Bank. He holds an economics degree and a masters degree from the University of Buenos Aires. He serves as Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finances of the Republic of Argentina. He also serves as director of Pampa Energía S.A., Edenor S.A. and Transener S.A.

Roberto José Feletti was born on October 22, 1958. His appointment has yet to be approved by the Central Bank. He was appointed as a member of our board of directors on April 26, 2011. Mr Feletti holds an accounting degree and a master degree in financial administration from the School of Economics of the University of Buenos Aires in Argentina.

Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our board of directors, a deputy general manager and a member of our systems committee, our risk management committee and our anti-money laundering committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina, as well as a psychology degree from the Business and Social Sciences University. Mr. Medina also serves as director of Provincanje S.A. and Compensadora Electrónica S.A. and as alternate director of Banco Privado de Inversiones S.A. and Banco del Tucumán S.A.

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

Chrystian Gabriel Colombo was born on November 11, 1952. He is an alternate member of our board of directors. Mr. Colombo holds a degree in economics from the school of Economics of the Catholic University of Argentina. He also serves as a chairman of the board of directors of Desarrollo y Gestión S.A., Desarrollo Alpha S.A., Desarrollo Epsilon S.A., Las Dos Chozas S.A., Camuzzi Gas Inversora and Jismol, as vice-chairman of the board of directors of Havanna S.A. and as alternate director of Impresora Contable S.A.

María Belén Franchini was born on December 30,1975. She is an alternate member of our board of directors. Ms. Franchini holds a law degree from the Law School of the University of Buenos Aires and has a post-graduate degree from UNESCO in “Culture of Peace and Human Rights” from the Autonumous University of Barcelona. Ms. Franchini also serves as legal director of the ANSES and director of Transportadora de Gas del Sur S.A. On March 26, 2014, Mrs. Franchini notified us of her resignation as alternate director of Banco Macro due to personal reasons.

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

Alejandro Becka was born on April 23, 1970. He is our corporate credit risk manager. He holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina and a master degree in financial administration from the University Torcuato Di Tella. He has been with us since September 1994.

Miguel Leon Gurfinkiel was born on December 13, 1950. He is the government portfolio manager. He has been a member of our staff since April 2006.

Juan Carlos Benoit was born on January 1, 1955. He is our business banking manager. He holds an engineering degree in agricultural production from Catholic University of Argentina and a post-graduate degree in marketing from the Universidad Argentina de la Empresa (UADE). He has been with us since April 2007.

Juan Alberto Piccinini was born on September 28, 1963. He is our corporate banking manager. He holds a masters degree in business administration from the University of Palermo in Argentina. He has been with us since February 2012.

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

The aggregate amount of compensation paid by Banco Macro and their subsidiaries to all of their directors, alternate directors and members of supervisory committe for the fiscal year 2013 was Ps. 117.1 million. The aggregate amount of compensation paid by Banco Macro to its senior management during 2013 was Ps. 27.4 million, including salaries and bonuses. This amount also includes compensation accrued during 2012 and paid in 2013.

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

A director shall not be considered independent in certain situations, including where a director (i) owns a 15% equity interest in a company, or a lesser interest if such director has the right to appoint one or more directors of a company (hereinafter “significant participation”) or has a significant participation in a corporation having a significant participation in the company or a significant influence in the company; (ii) depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from, a company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence; (v) directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or (vi) is the spouse, legally acknowledged partner or parent (up to second grade of affinity or up to second grade of consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Federico Pastrana, Chrystian Gabriel Colombo, Emmanuel Antonio Alvarez Agis and Nicolas Todesca qualified as independent members of the Board of Directors under these criteria.

Pursuant to the Capital Markets Law, all of the members of the Supervisory Committee of companies admitted to the public offering regime shall have independent status.

Additionally, the Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires (Buenos Aires Professional Council of Economic Sciences or “CPCE” for its acronym in Spanish language) also established certain requirements regarding the independence of public accountants which act as members of the Supervisory Committee. Pursuant to regulations issued by the CPCE and CNV, syndics must be independent from the company they are auditing. A syndic will not be independent if: (i) it is the owner, partner, director, administrador, manager or employee of the company or economically related entities; (ii) it is the spouse or relative (colateral until fourth grade), or relatives by affinity until second grade, of one of the owners, partners, directors, administradors or managers; (iii) it is a shareholder, debtor, creditor or guarantor of the company or economically related entities, representing a significant amount if compared with its own wealth or the company’s net equity; (iv) it posses a significant amount of interest in the company or economically related entities (or if it has had such interest during the period to be audited); (v) if the remuneration depends on or is contigent with the conclusions or results of its auditing work; (vi) if the remuneration agreed depends on the result of the operations of the company.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2013:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	55	2013	April 2014
Carlos Javier Piazza	Syndic	55	2013	April 2014
Vivian Haydee Stenghele (1)	Syndic	44	2013	April 2014
Alejandro Carlos Piazza	Alternate syndic	59	2013	April 2014
Leonardo Pablo Cortigiani	Alternate syndic	45	2013	April 2014
Javier Rodrigo Siñeriz (1)	Alternate syndic	43	2013	April 2014

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association - Quorum and voting requirements” for a description of cumulative voting.

The following table sets forth certain relevant information of the members of our supervisory committee elected by the Ordinary shareholders’ meeting held on April 29, 2014:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	56	2014	April 2015
Carlos Javier Piazza	Syndic	55	2014	April 2015
Vivian Haydee Stenghele (1)	Syndic	44	2014	April 2015
Alejandro Carlos Piazza	Alternate syndic	59	2014	April 2015
Leonardo Pablo Cortigiani	Alternate syndic	45	2014	April 2015
Javier Rodrigo Siñeriz (1)	Alternate syndic	43	2014	April 2015

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association - Quorum and voting requirements” for a description of cumulative voting.

Set forth below are brief biographical descriptions of the members of our supervisory committee as of December 31, 2013:

Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Warrants S.A., and Seguro de Depósitos S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza is a syndic on our supervisory committee. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Warrants S.A. and served as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

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

Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Warrants S.A., Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion S.A., CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., and Banco Privado de Inversiones S.A . Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani is an alternate syndic on our supervisory committee. Mr. Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as syndic of Macro Fiducia S.A., Macro Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A. and Banco Privado de Inversiones S.A. and serves as alternate syndic of Macro Warrants S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Javier Rodrigo Siñeriz is an alternate syndic on our supervisory committee. Mr. Siñeriz holds a law degree from the Law School of the Catholic University of Argentina. Mr. Siñeriz also holds a master degree in law and juricature from the Austral University, a master degree in Govermental law from the School of Lawyers of the government and a specialization in fiscal law from the Litoral National University. He is also a certified financial advisor from the Spaniard Institute of Financial Advisors (Instituto Español de Asesores Financieros). Mr. Siñeriz also serves as syndic of Pellegrini S.A. Gerente de Fondos Comunes de Inversión, Intercargo SAC and SA San Miguel AGICI y F and as an alternate syndic of Nación Leasing S.A., Nación Servicios S.A., Energía Argentina S.A., Fábrica Argentina de Aviones Brig. San Martín S.A., Líneas Aéreas Federales S.A., Sociedad Operadora Ferroviaria S.E., BICE (Banco de Inversión y Comercio Exterior) and Tandanor SACIyN.

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

The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2013:

Name	Position	Age	Year of Appointment	Status
Carlos Enrique Videla	Chairman	68	2013	Independent
Guillermo Eduardo Stanley	Vice Chairman	65	2013	Independent
Alejandro Macfarlane	Member	48	2013	Independent
Chrystian Colombo	Alternate Member	61	2012	Independent

All of the members of our audit committee who were appointed through a resolution of the Board of Directors dated May 2, 2007 were elected for one-fiscal year renewable terms. Such appointments were renewed by our board of directors on June 6, 2008, April 24, 2009, May 7, 2010, May 5, 2011, April 16, 2012, April 11, 2013 and April 29, 2014. However, as of the date of this annual report, the respective positions of the members within our audit committee for the next fiscal year term had not been determined.

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

The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2013:

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

The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2013:

Name	Position
Jorge Pablo Brito	Director
Juan Pablo Brito Devoto	Director
Guillermo Eduardo Stanley	Director – Independent
Carmen Esther Estévez	Internal audit manager – Coordinator

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

The following table sets forth certain relevant information of senior members of the systems committee as of December 31, 2013:

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

Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps. 18,000,000 and examines periodic reports related to our loan portfolio.

The following table sets forth certain relevant information of the senior members of the senior credit committee, as of December 31, 2013:

Name	Position
Jorge Horacio Brito	Chairman
Marcos Brito	Director
Guillermo Goldberg	Deputy general manager
Ana María Magdalena Marcet	Credit risk manager – coordinator
Sebastian Palla	Investment banking manager
Alejandro Becka	Corporate credit risk manager
Juan Carlos Benoit	Business banking manager

Assets and liabilities committee. The assets and liabilities committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to the Bank’s liquidity, market, interest rate and currency risks.

The following table sets forth certain relevant information of the senior members of our assets and liabilities committee as of December 31, 2013:

Name	Position
Jorge Pablo Brito	Director
Marcos Brito	Director
Luis Cerolini	Director
Guillermo Goldberg	Deputy general manager
Brian Anthony	Distribution and Sales manager
Juan Carlos Benoit	Business banking manager
Francisco Muro	Retail banking manager
Jorge Francisco Scarinci	Financial and Investor relations manager – Coordinator

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

The following table sets forth certain relevant information of the senior members of our anti-money laundering committee as of December 31, 2013:

Name	Position
Luis Cerolini	Director
Juan Pablo Brito Devoto	Director
Guillermo Eduardo Stanley	Independent Director
Alberto Figueroa	Management control and compliance manager
Gerardo Adrián Alvarez	Administration Manager

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

The following table sets forth certain relevant information of the senior members of our Senior Legal Recovery committee as of December 31, 2013:

Name	Position
Jorge Pablo Brito	Director
Marcos Brito	Director
Luis Carlos Cerolini	Director
Ernesto López	Legal manager-coordinator
Ana María Magdalena Marcet	Credit Risk manager

Risk Management Committee: The committee is responsible for monitoring senior management activities involving the management of credit, market, liquidity, operational, compliance and reputational risks, among others. The committee’s mission is to supervise that the controls and procedures in place are adequate to mitigate any risk, and to recommend and implement updates to risk management policies and procedures. In addition, this committee gives advice to the Board of Directors regarding the Bank’s overall risk. Furthermore, this committee is responsible for notifying the Board of Directors and senior management about any failure to comply with applicable limits to risk exposure, suggesting remedies, such as assuming the risk, mitigating the risk or eliminating the risk.

The following table sets forth certain relevant information of the senior members of our risk management committee as of December 31, 2013:

Name	Position
Jorge Pablo Brito	Director - Coordinator
Constanza Brito	Director
Carlos Videla	Director - Independent
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Alberto Figueroa	Management control and compliance manager
Ana María Magdalena Marcet	Credit Risk manager

Ethics and Compliance Committee: This committee is responsible for implementing ethic guidelines set forth by the Board of Directors and supervising compliance. In addition, this committee promotes the implementation of the Bank’s social responsibility policies and fosters the adoption of such policies by setting forth tools and procedures that will enable management to incorporate social responsibility policies and consequently spread those policies within the Bank.

The following table sets forth certain relevant information of the senior members of our ethic performance and compliance committee as of December 31, 2013:

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

The following table sets forth certain relevant information of the senior members of our nominating and corporate governance committee as of December 31, 2013:

Name	Position
Jorge Pablo Brito	Director
Constanza Brito	Director - Coordinator
Carlos Videla	Director - Independent

Incentives Committee: The committee’s main functions are to control that incentives plans to all personnel -excluding directors- is consistent with the business culture, long term business plan, goals, business strategy, the control environment of the Bank and prudent risk taking.

The following table sets forth certain relevant information of the senior members of our incentives committee as of December 31, 2013:

Name	Position
Jorge Pablo Brito	Director
Constanza Brito	Director - Coordinator
Carlos Videla	Director - Independent

D. Employees

As of December 31, 2013 we had 8,708 employees, 38% of whom worked at our headquarters and the remaining 62% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2011	2012	2013
Headquarters	3,175	3,211	3,341
Branches	5,284	5,323	5,367
Total	8,459	8,534	8,708

E. Share Ownership

As of March 31, 2014, the persons who are currently members of our Board of Directors and our Supervisory Committee held as a group a total of 234,879,833 shares of our capital stock. This represented approximately 40% of our outstanding capital stock and 43% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito and Carlos Enrique Videla, no member of our board of directors or our supervisory committee directly or beneficially owned shares as of March 31, 2014. In addition, Alberto Figueroa and Alejandro Becka, members of our senior management, each beneficially owned less than one percent of Class B shares as of March 31, 2014.

The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors and our Supervisory Committee, as of March 31, 2014:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Percentage of Capital stock (%)	Percentage of Voting rights(%)
Jorge Horacio Brito	5,362,889	112,437,822		19.82%	21.78%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	18.79%	20.53%
Juan Pablo Brito Devoto	281,590	4,978,299	(1)	0.88%	1.00%
Jorge Pablo Brito	—	112,420		0.02%	0.02%
Carlos Enrique Videla	5,874	—		0.00%	0.00%

Total	10,545,769	224,334,064		39.51%	43.33%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2013, we had 584,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,249,498 Class B shares (not including shares to be issued pursuant the merger with Banco Privado, to be delivered to the former minority shareholders of Banco Privado). Additionally, we hold 10,000,000 Class B shares that have been repurchased by the Bank during 2011, resulting in a total of 594,485,168 shares, all of them with a par value of Ps. 1 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2013:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total		Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	184,120,650		184,120,650		30.97%	28.79%
Jorge Horacio Brito	5,362,889	112,737,392		118,100,281		19.87%	21.82%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939		18.79%	20.53%
Juan Pablo Brito Devoto	281,590	4,978,299	(1)	5,259,889		0.88%	1.00%
Other Shareholders (2)	695,775	358,728,284	(3)	359,424,059		60.46%	56.65%
Total	11,235,670	583,249,498		594,485,168	(4)	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.
(2)	Includes the Bank of New York as depositary of ADSs.
(3)	Includes 10,000,000 repurchased shares.
(4)	Does not include shares to be issued regarding the merger with Banco Privado de Inversiones S.A. to be delivered to the former minority shareholders of Banco Privado.

As of March 31, 2014, we had 584,485,168 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,249,498 Class B shares (not including shares to be issued pursuant the merger with Banco Privado, to be delivered to the former minority shareholders of Banco Privado). Additionally, we hold 10,000,000 Class B shares that have been repurchased by the Bank during 2011, resulting in a total of 594,485,168 shares, all of them with a par value of Ps. 1 per share. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2014:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total		Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	184,120,650		184,120,650		30.97%	28.79%
Jorge Horacio Brito	5,362,889	112,437,822		117,800,711		19.82%	21.78%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939		18.79%	20.53%
Juan Pablo Brito Devoto	281,590	4,978,299	(1)	5,259,889		0.88%	1.00%
Other Shareholders (2)	695,775	174,907,204	(3)	175,602,979		29.54%	27.90%
Total	11,235,670	583,249,498		594,485,168	(4)	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York
(2)	Includes the Bank of New York as depositary of ADSs.
(3)	Includes 10,000,000 repurchased shares.
(4)	Does not include shares to be issued regarding the merger with Banco Privado de Inversiones S.A. to be delivered to the former minority shareholders of Banco Privado.

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, during the past three years:

Date	Capital Stock (Shares)	Event	Major Shareholders

December 31, 2011	594,485,168		Jorge H. Brito 19.49% Delfín Jorge Ezequiel Carballo 18.79% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.72% Juan Pablo Brito Devoto 0.89%

December 31, 2012	594,485,168		Jorge H. Brito 20.40% Delfín Jorge Ezequiel Carballo 18.79% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.97% Juan Pablo Brito Devoto 0.89%

December 31, 2013	594,485,168		Jorge H. Brito 19.87% Delfín Jorge Ezequiel Carballo 18.79% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.97% Juan Pablo Brito Devoto 0.88%

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

“Related parties” under local regulations, refers to our directors, our key officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated.

For the years ended December 31, 2013 2012 and 2011 an aggregate of Ps. 210.6 million, Ps. 204.3 million and Ps. 191.4 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties. The largest outstanding amount granted by us (including loans, leases and guarantees granted) to related parties during 2013 was a total amount of Ps.118.9 million to Inversora Juramento S.A. composed of Ps. 58.1 million of overdrafts (with a 25% average rate), Ps. 41.9 million of other loans (with a 15% average rate), Ps. 16.6 million of credit card loans (with a 27% average rate ), Ps 1.7 million of pledge loans (with a 19.75% average rate) and Ps. 0.6 million of leases (with a 19.75% average rate).

All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

Likewise, as of December 31, 2013, 2012 and 2011, the total amount of deposits made by related parties to the Bank amounted to Ps. 591.1 million, Ps. 489.3 million and Ps. 244.9 million, respectively. In addition, as of December 31, 2013 we held deposits for an aggregate amount of Ps. 466.9 million made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund), which we consider “related party” as from April 2011 in accordance with FASB 850 and for purposes of this item (although it is not considered a “related party” under local rules). As of December 31, 2013 ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund) held 30.97% of the Bank’s capital stock and 28.79% of the Bank’s votes, following the issuance of Emergency Decree No. 441 in April 2011.

For further information regarding related party transactions see note 8 to our audited consolidated financial statements for the year ended December 31, 2013.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2013 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding Legal proceedings see note 16 “Tax claims and other claims” to our audited consolidated financial statements for the year ended December 31, 2013.

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

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos)	Aggregate Dividend Payment (in millions of Pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2013	(2)	1.02	596.3

(1)	For the fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)	For the fiscal year ended December 31, 2013, dividends are still pending approval from the Central Bank as of the date of this annual report.

For the fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution.

Our shareholders’ meeting, held on April 29, 2014, resolved to distribute cash dividends in the amount of Ps. 1.02 per outstanding share, which will produce a total distribution of Ps. 596,254,288.56 (584,563,028 outstanding shares after the capital increase approved by the special shareholders’ meeting held on June 10, 2013). Deductions in respect of income tax in accordance with Law 26,893 will be deducted from the amount payable to each shareholder, as applicable, at the time dividends are paid. In March 2014 we requested prior authorization from the Central Bank to distribute such dividends, but such authorization was pending as of the date of this annual report.

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

We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under the new regulations on distribution of dividends, the maximum distributable amount cannot exceed the excess minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; i.e. the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75% capital. For the fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We have met the regulatory threshold for dividend distribution for the fiscal year 2013 and we are currently awaiting the Central Bank approval to pay dividends for that fiscal year.

We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution. For more information, see Item 4B. “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 15 of our audited consolidated financial statements as of and for the three years ended December 31, 2013.

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

Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends. We were not able to make payment of dividends within this term in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval. For the fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We are currently awaiting Central Bank approval to pay dividends for the fiscal year ended December 31, 2013, which payment was authorized at our ordinary shareholders’ meeting held April 29, 2014.

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

Personal assets tax

Our shareholders approved the absorption of personal asset tax by us for the fiscal year 2013. There can be no assurance that in the future this tax will be absorbed by the Bank. For more information, see “Item 10. Additional Information—E.Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs—Personal Assets Tax”.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing
A. Offer and listing details

The table below shows the high and low market prices in Pesos for our Class B shares on the BCBA for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low

2014:

March	28.20	23.25
February	24.40	19.00
January	25.20	19.80

2013:
December	28.40	19.50
November	28.10	22.50
October	30.25	21.00

2013	30.25	10.70
2012	12.50	7.35
2011	21.40	8.50
2010	22.50	9.40
2009	12.65	3.36

2014
1st quarter	28.20	19.00

2013
4th quarter	30.25	19.50
3rd quarter	21.30	10.70
2nd quarter	15.10	10.80
1st quarter	14.05	11.00

2012
4th quarter	12.45	8.50
3rd quarter	9.99	7.85
2nd quarter	10.25	7.35
1st quarter	12.50	9.38

Source: BCBA Bulletin.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro	High	Low

2014:

March	29.01	21.80
February	23.66	16.42
January	24.55	17.72

2013:
December	31.47	22.91
November	31.85	24.39
October	32.85	22.75

2013	32.85	13.53
2012	27.06	10.79
2011	51.94	18.09
2010	56.57	23.74
2009	33.85	8.72

2014
1st quarter	29.01	16.42

2013
4th quarter	32.85	22.75
3rd quarter	24.00	13.83
2nd quarter	17.25	13.53
1st quarter	19.16	14.18

2012
4th quarter	18.86	13.18
3rd quarter	16.48	11.28
2nd quarter	19.73	10.79
1st quarter	27.06	19.00

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

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of Bahía Blanca, Province of Buenos Aires, Argentina, under No. 1154 of Book 2, Folio 75 of Estatutos. We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996 under No. 9777 of Book 119, Volume A of Sociedades Anónimas A translation of our bylaws has been filed as an exhibit to our 2011 annual report on form 20-F filed on April 26, 2012.

As of December 31, 2013, our capital stock consists of Ps. 594,485,168, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 583,249,498 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

Corporate Purpose

Our bylaws sets forth that our corporate purpose is to engage within or outside of Argentina in any banking transaction contemplated and authorized under the Financial Institutions Law and other laws, rules and regulations governing banking activities in the place of performance, under the guidelines and with prior authorization, if appropriate, of the Central Bank. In addition, we are capable of acting as any category of “agent” under the Capital Markets Law and supplementing regulations, in connection with securities in the transactions contemplated under the legal provisions in effect governing the activity, under the guidelines and with the prior authorization, if appropriate, of the CNV. To that effect, we have full legal capacity to develop rights, incur obligations, and execute any kind of act and transaction related thereto. Furthermore, we are capable of having interests in other domestic or foreign financial institutions and or companies with the prior authorization of the Central Bank and in compliance with the rules of such entity, as applicable.

In respect of the different categories of agents established by the Capital Markets Law, effective as of January 28, 2013, and the CNV Rules, we, and certain of our subsidiaries, are in the process of registering with the CNV in one or more of the following categories: negotiation, clearing and settlement agent (ALyC) custody of collective investment products agent (AC PIC FCI), placement and distribution of mutual funds agent (ACYD FCI), financial trustees agent (FF) and nonfinancial trustees agent (FNOF), as applicable.

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

Other shareholders’ rights

In addition to the rights mentioned above, the shareholders of Argentine corporations are entitled to the following additional rights that can not be subject to any kind of limitation or suspension as they protect the minority shareholders in such capacity, (i) the right to participate in the company’s profits; (ii) right to be informed and receive information from the company through the syndics or supervisory committee, including the right to request information or reports (shareholders representing at least 2% of the capital stock of the company are entitled to request the syndic or the members of the supervisory committee information related to their functions and certain investigations); (iii) right to request a shareholders’ meeting (shareholders representing at least 5% of the capital stock of the company may request the call of a shareholders’ meeting); (iv) right to disapprove the performance of the members of the board of directors (the liability of the company’s directors and managers shall be extinguished if their performance is later approved by the shareholders at a shareholders’ meeting, or if they resign, provided that such liability is not incurred as a consequence of the violation of the applicable laws or the company’s bylaws and if it does not mediate opposition of at least 5% of the capital stock) and (v) right to judicially object those shareholders’ meetings resolutions violating the law or company’s regulations and a right to ask for a judicial or administrative intervention when the administrator or administrators of a company execute acts or neglect acts whose omission places the company in serious danger.

In addition, according to the Capital Markets Law, the CNV is entitled to (i) appoint supervisors with powers of veto of the resolutions adopted by the board of directors and (ii) separate the board of directors for a period of 180 days when, as determined by the CNV, the interests of the minority shareholders and/or securities holders are affected.

Ordinary and extraordinary meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporation Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the supervisory committee and election and remuneration of directors and members of the supervisory committee. In addition, pursuant to the Capital Markets Law, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the supervisory committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation of shareholders’ preemptive rights.

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

Argentine Corporate Law reserves the right to cumulative voting in order to elect up to one third of the directors and one third of the members of the supervisory committee to fill vacancies of the Board of Directors and of the supervisory committee, respectively, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect minority interests, as it gives rise to the possibility, but does not ensure, that minority interests will be able to elect some of their candidates. Each shareholder who votes cumulatively shall have a number of votes equal to the result of multiplying his/her own votes by the number of vacancies. On the other hand, shareholders who vote by the ordinary procedure and those who vote by cumulative vote will compete for the election of one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the Board of Directors or the Supervisory Committee.

Shareholders’ meetings may be called by the Board of Directors or the members of the supervisory committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the supervisory committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the supervisory committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores S.A. at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the supervisory committee, officers or employees.

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

Purchases of Equity Securities by the Issuer

According to the Capital Markets Law, a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect (duly reported to the Supervisory Committee and the Audit Committee); (c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares (and still hold by the company), shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess. The shares acquired by the company shall be disposed of by the company within the maximum term of three years counted as from the date of acquisition thereof or cancelled. Upon disposing of the shares, the issuer shall make a preemptive offer thereof. Such preemptive offer will not be mandatory in certain specific cases, pursuant to which shares may be sold in the open market. For more information, please see Item 16.E.

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

Concept of a “Significant Share”

The regulations establish a duty to effect an offer with respect to a part or all of the outstanding shares depending on the percentage of the capital stock or relating to the votes to be acquired. The regulations provide for the following duties relating to the OPA:

•	Whenever the goal is to acquire participation rights equal to or greater than 15% of the capital stock and/or the company’s votes, the offer must be made for a number of securities that would enable the purchaser to acquire at least 50% of the voting capital stock of the affected company.

•	Whenever an entity already holds participation rights equal to or greater than 15% of the voting capital stock and/or the company’s votes but less than 51% of such rights, and the intention is to increase such share of the affected company’s capital stock at least 6% during a 12-month period, the offer shall be made on the number of securities representing at least 10% of the voting capital stock of the affected company.

•	Whenever participation rights equal to or greater than 51% of the voting capital stock and/or the company’s votes are sought, the offer shall be made for the number of securities that would enable the purchaser to obtain 100% of the voting capital stock of the affected company. The application of this stipulation shall have priority over the stipulations discussed in the preceding paragraphs.

Determination of the price of the OPA in the case of a change in control

The price shall determined by the offeror with the following exceptions:

•	Whenever the purchaser would have purchased other securities related to the offering in the prior 90 consecutive days beginning as of the date the price was announced, the price cannot be lower than the highest price the purchaser would have paid in such transactions.

•	Whenever the purchaser would have obtained firm sales commitments from the controlling shareholder or other shareholders with the right to take part in the public offering, the price cannot be lower than the price provided for in such commitments.

In order to determine the price, the purchaser shall also consider (“ponderar”) the following criteria, according to the CNV Rules: (i) book value of the shares; (ii) valuation of the target company according to discounted cash flows (DCF) or other applicable valuation criteria applicable to comparable business; and (iii) average price of the shares for the last six months before the “offer”.

Penalties for breach

Without prejudice to the penalties established by the CNV, the Capital Markets Law provides that purchases of shares of a company in violation of the OPA regime shall be declared irregular and ineffective for administrative purposes by the CNV and cause the auction of the shares acquired on infringement, without prejudice to the penalties that may correspond.

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

D. Exchange controls

Exchange rates

On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002 reaching a value of Ps. 3.8675 per US$1.00 in June 2002. During the first quarter of 2014, the Peso-U.S. dollar exchange rate has significantly increased, resulting in a devaluation of the Peso by 23% since December 31, 2013. See “Risk Factors—Risks relating to Argentina—Significant devaluation of the capital Peso against the U.S. dollar may adversely affect the Argentine Economy.”

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

	Exchange Rates (Peso per Dollar)
	High	Low	Average (1)	Period-end

2009	3.8545	3.4497	3.7301	3.7967
2010	3.9857	3.7942	3.9127	3.9758
2011	4.3035	3.9715	4.1302	4.3032
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4789	6.5180
October 2013	5.9108	5.7995	5.8482	5.9108
November 2013	6.1360	5.9215	6.0149	6.1360
December 2013	6.5180	6.1547	6.3192	6.5180
January 2014	8.0225	6.5430	7.0967	8.0182
February 2014	8.0178	7.7635	7.8565	7.8782
March 2014	8.0098	7.8657	7.9313	8.0098

Source: Central Bank

(1)	Based on daily closing price.

The exchange rate on April 24, 2014 was Ps. 8.0080 to US$ 1.00.

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

Outflow of Capital

Payment of Services

Remittances abroad for the payment of services rendered by non-residents are allowed (Communication “A” 5264, as amended). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction related to the type of service rendered and the amount to be transferred abroad. Additionally, certain items including, among others, royalties, patents and trademarks, technical or professional assistance and commercial commissions, may require previous authorization from the Central Bank in specific circumstances, that is, whenever (a) the beneficiary is a person (natural or legal entity) (i) related to the local debtor either directly or indirectly or (ii) located in a tax haven jurisdiction or (iii) when the payment abroad is performed in a tax haven jurisdiction, and (b) the contracts involved generate payments or new debt (in the calendar year, at the foreign exchange local market concept code level and regarding the debtor) over U$S 100,000 (Communication “A” 5295).

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for the payment of interest by the private, non-financial sector and in the financial sector (Communication “A” 5264 as amended), in accordance with the following terms: (1) if applicable regulations allow the repayment of the debt corresponding to such interest payment and if all general regulatory requirements related to principal repayment are met; (2) if the settlement of the currency is made within 5 calendar days of the maturity date of each interest payment; (3) the interest payment is for the unpaid amounts accrued from the date of settlement of the foreign currency originating the foreign indebtedness or within 48 hours from the date of disbursement of the funds abroad and until settlement thereof through the MULC (within 48 hours from disbursement).

In addition, access to the MULC is permitted for remittances abroad to pay earnings and dividends insofar as they arise from closed and audited financial statements (Communication “A” 5264).

In order to proceed with remittances abroad for payment of interest on debt of all types, earnings and dividends, the entities involved must first verify that the debtor has complied with the reporting of (1) outstanding foreign indebteness imposed under Communication “A” 3602 dated May 7, 2002 and (2) direct investments pursuant to Communication “A” 4237 dated November 10, 2004, if applicable.

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

Formation of Off-shore Assets by Residents

Communication “A” 5526, has rearranged and set forth new regulations, effective as from January 27, 2014, concerning access to the MULC for the formation of off-shore assets, with and without specific allocation by resident individuals and legal entities not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as by local governments.

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

2. purchases of foreign currency bills for their deposit in local bank accounts with the concept code “Purchase of foreign currency for its application to investment projects” immediately upon receiving the proceeds from the financings contemplated in Communication “A” 5265 (7.1 and 7.3) and subject to the compliance of the conditions set forth therein;

3. purchases of foreign currency bills by state-owned companies and companies under the control of the government and trusts set up with Argentine public sector funds acquired for their deposit in local accounts used as collateral, in order to guarantee letters of credit or other bank guarantees to secure imports of goods into Argentina and in so far as the funds used for the purchase have been contributed by the Argentine Treasury and the remaining conditions set forth in paragraph 2.3 of the annex of Communication “A” 5526, as have been met;

4. purchases of foreign currency bills for deposit in local accounts by companies in the non-financial private sector, which carry overdue unpaid debts to foreign creditors and that as of the date of access to the MULC have submitted a debt refinancing proposal to their foreign creditors (the acquired amounts must not exceed the amount of the debt principal and interest payments overdue according to the original repayment schedule or 75% of any cash payments included in the refinancing proposal and the remaining conditions set forth in paragraph 2.4 of the annex of Communication “A” 5526, must have been met as well);

5. purchases of foreign currency bills by mutual funds to pay, in Argentina, for the redemption of shares held by clients outside the scope of paragraph 1.b. of Communication “A” 4377 (public sector) and to the extent that foreign currency for the same amount has been received to that end;

6. purchases of foreign currency bills by stock exchange agents in Argentina who comply with the conditions set forth in paragraph 2.6. of the annex of Communication “A” 5526, as amended, and that are applied -within the next 24 business hours following the settlement of the currency- to the payment of securities issued by non-residents and listed in Argentina and abroad purchased from clients outside the scope of paragraph 1.b. of Communication “A” 4377; and

With regard to the formation of off-shore assets by residents without a mandatory specific subsequent application, resident individuals have access to the MULC for the purchase of foreign currency according to their incomes declared to the Argentine tax authority and other relevant parameters. The amount that resident individuals can purchase under this concept code will be determined by the “Foreign Exchange Transactions Consult Program” available on the website of the Argentine tax authority.

Pursuant to Communication “A” 5245, dated November 10, 2011 (as amended and supplemented), all entities authorized to operate in foreign exchange must obtain prior approval by the Argentine tax authorities to execute any foreign exchange transactions on behalf of their clients, as set forth by the “Foreign Exchange Transactions Consult Program.” Transactions by local governments, international organizations and institutional export credit agencies listed in communication “A” 4662 (as amended and supplemented), diplomatic and consular offices and personnel, and local offices of certain foreign governments and international organizations, are exempted from the program. The prior approval is not applicable to the sale of foreign currency for purposes different to formation of off-shore assets by residents without a specific subsequent application and for travelling and tourism purposes.

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

Capital Markets

Securities-related transactions carried out through stock exchanges and authorized securities markets must be paid using one of the following mechanisms: (a) in Pesos, (b) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions and (c) through wire transfers against foreign accounts. Under no circumstance shall the settlement of these capital markets transactions be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308). Additionally, Communication “A” 4864, in force as of November 3, 2008, further rules that the purchase and subsequent sale of securities in stock exchanges and authorized markets require previous authorization from the Central Bank, unless the securities have been kept in the seller’s portfolio for a minimum period of 72 business hours following the settlement of their purchase.

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

E. Taxation

Material U.S. federal income tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder, and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	holders liable for the Medicare tax on net investment income;

•	individual retirement accounts and other tax deferred accounts;

•	tax-exempt organizations;

•	traders in securities that elect to mark to market;

•	certain financial institutions;

•	partnerships or other pass-through entities;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	holders that hold Class B shares or ADSs as part of a hedge, straddle, conversion transaction, constructive sale transaction or other integrated transaction;

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our shares;

•	real estate investment trusts; or

•	regulated investment companies.

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

While we do not believe that we are currently a passive foreign investment company (a “PFIC”), it is not entirely clear whether we were a PFIC in the past and we cannot preclude with certainty that we may be a PFIC in any future periods. As discussed below under “Passive Foreign Investment Companies”, the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. If we were treated as a PFIC in the past or if we are treated as a PFIC in any future periods, a U.S. holder that held our Class B Shares or ADSs while we were or are a PFIC could be subject to unfavorable U.S. tax consequences. You should carefully consider the discussion under “Passive Foreign Investment Companies” and consult your own tax advisor regarding the consequences of investing in a PFIC. Unless otherwise noted, the following discussion assumes that we are not a PFIC.

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

If a partnership holds our Class B shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our Class B shares or ADSs should consult its own tax advisor.

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

Based on existing IRS guidance, it is not entirely clear whether dividends received with respect to the Class B shares will be treated as qualified dividend income, because the Class B shares are not themselves listed on an established securities market in the United States. In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs or Class B stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in light of your own particular circumstances.

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

A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income”. U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the Class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the Class B shares or ADSs. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS.

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

In general, if during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business.

We do not believe that we are currently a PFIC. However, we have been unable to determine with certainty whether we were a PFIC in the past because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “active bank exception”). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1995 and will not be effective unless finalized.

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

A U.S. holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the Class B shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. holder would be allowed an ordinary deduction for any decrease in the value of Class B shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of Class B shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. holder’s tax basis in Class B shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime.

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

FATCA. Beginning on January 1, 2017 (or, if later, the date on which final regulations are published defining the term “foreign passthru payment”), we may be required, pursuant to Sections 1471 through 1474 of the Code, and the regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of any distributions on Class B shares or ADSs which is treated as “foreign passthru payments.”

Assuming that we enter into an agreement with the IRS to report the information required by FATCA, an investor considered to have a “U.S. account” maintained by us may be required to provide certain information regarding such investor (or relevant beneficial owner of the Class B shares or ADSs) or be subject to U.S. withholding tax on any distribution on Class B shares or ADSs that is treated as “foreign passthru payments.” Investors in Class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA) would also be subject to this U.S. withholding tax.

Generally, under FATCA, a U.S. account is a financial account maintained by a foreign financial institution that is held by one or more specified U.S. persons or U.S.-owned foreign entities. However, an equity instrument in a financial institution that is regularly traded on an established securities market is not a financial account. Further, a “financial account” does not include an equity instrument in a financial institution, such as us, that is not engaged (or holding itself out as engaged) primarily in certain investment activities, unless the value of the equity instrument is determined, directly or indirectly, primarily by reference to assets giving rise to withholdable payments and certain other requirements are met.

FATCA is particularly complex and its application to us is uncertain at this time. Each holder of Class B shares or ADRs should consult it own tax adviser to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Material Argentine tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs.

Recent amendments to the Argentine Income Tax Law. On September 23, 2013, Law No. 26,893 was published in the Official Gazzette, incorporating amendments to the Argentine Income Tax Law in connection with, among others, the taxation of dividend distributions and gains derived from transfers of shares and other securities. Law No. 26,893 became effective on September 23, 2013, and applies to taxable events taking place on or after that date. On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law 26,893.

Taxation on Dividends. Prior to September 23, 2013, dividends distributed on Class B shares or ADSs were, in general, exempt from Argentine income tax withholding except for the application of the “Equalization Tax” described below.

Dividends paid in excess of taxable accumulated income at the previous fiscal period will be subject to an additional withholding tax (the “Equalization Tax”) at the rate of 35% applicable on such excess and regarding both Argentine and non-Argentine resident shareholders. Equalization Tax is applicable when dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal year from when the distribution is made. In order to asses the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal year should be added to such income.

As of Law Nº 26,893’s entry into force, dividends distributed, whether in cash, property or any other kind -except in fully paid shares (“acciones liberadas”)- are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends, in respect of both Argentine and non-Argentine resident shareholders. However, if dividends are distributed to local companies, no dividend tax should apply on such transactions.

The Dividend Tax and the Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are neither subject to Dividend Tax nor to Equalization Tax.

In case both the Dividend Tax and the Equalization Tax apply, the latter should be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e. the effective rate of both taxes on dividends would be 41.5%). Certain tax treaties contemplates the application of a ceiling tax rate on dividends (for example, 10% on gross dividends).

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains tax. Prior to September 23, 2013, gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class B shares were exempt from income tax in Argentina. As of September 23, 2013, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Due to the recent amendments made to the Argentine Income Tax Law by Law 26,893, income derived by Argentine resident individuals from the sale of shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing decree 2334/2013 state that the exemption includes income derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV. It is not clear whether the exemption also includes securities traded through a stock exchange market duly authorized by the CNV (i.e. in addition to publicly offered securities), or whether the exemption only includes securities made through a stock exchange market duly authorized by the CNV. Certain qualified tax authorities publicly held the latter opinion in tax conferences.

Capital gains obtained by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of shares would be subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13,5% rate on the gross price. The purchaser of the shares, whether Argentine resident or not, will be under the obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not implemented any mechanism to make such withholding and payment yet.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs.

Personal assets tax. Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our Class B shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the proportional net worth value (“valor patrimonial proporcional”), or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Value added tax. The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts. All credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit. The taxpayers that are subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income. Whenever financial institutions governed by Law No. 21.526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income. Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their assets, above an aggregate amount of AR$ 200,000. Specifically, the Law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Gross turnover tax. In addition, gross turnover tax could be applicable to Argentine residents on the transfer of Class B shares or ADSs and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs.

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

Other taxes. There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs, except for the province of Buenos Aires and Entre Ríos. In such jurisdictions, there is a tax on free transmission of assets, including inheritance, legacies, donations, etc. Since January 2011, the tax rates have been set between 4% and 21.925% according to the taxable base and the degree of kinship involved. Free transmission of Class B shares or ADSs could be subject to this tax.

Tax treaties. Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Uruguay and the United Kingdom. A new treaty with Switzerland has been recently signed but it is still undergoing its ratification procedures. There is currently no tax treaty or convention in effect between Argentina and the United States.

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

We are subject to the reporting requirements of the Exchange Act of 1934, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with Central Bank Rules and which are translated into English and filed with the SEC. Our annual consolidated financial statements are certified by an independent accounting firm.

We have appointed The Bank of New York Mellon to act as depositary for our ADSs. During the time the deposit agreement remains in force, we will furnish the depositary with:

•	our annual reports; and

•	summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the deposit agreement, if we so request, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices, or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, 22W, New York, New York 10286.

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

The following table shows the 5-day 99% confidence VaR for the Bank combined trading portfolios (securities and foreign exchange position) for the last two years (in millions of Pesos):

	2012	2013	Change
Minimum	23.3	33.7	10.4
Maximum	52.6	81.8	29.2
Average	36.7	54.3	17.6
December 31	36.1	35.5	(0.6)

In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. During 2013, the main source of our VaR was the securities portfolio.

The following tables show the VaR for trading portfolio by categories for the last two years (in millions of Pesos):

Currency risk for foreign exchange position	2012	2013	Change

Minimum	4.9	5.5	0.6
Maximum	11.5	14.6	3.1
Average	6.8	8.0	1.2
December 31	5.7	10.5	4.8

Market risk for securities position	2012	2013	Change

Minimum	12.7	24.2	11.5
Maximum	47.0	72.8	25.8
Average	29.9	46.3	16.4
December 31	30.4	25.0	(5.4)

The following tables show the main reasons for changes in VaR between the last two years (in million of Pesos):

Change in currency risk (VaR) for foreign exchange position (YoY):

Change in VaR due to change in position	2.1
Change in VaR due to change in volatility	—
Change in VaR due to change in price	2.7
Total Change in VaR	4.8

Change in market risk (VaR) for securities position (YoY):

Change in VaR due to change in position	(3.9)
Change in VaR due to change in volatility	(1.8)
Change in VaR due to change in price	0.3
Total Change in VaR	(5.4)

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

The following table shows the 3-month 99% confidence VaR for the Bank combined interest rate position for last two years (in millions of Pesos):

	2012	2013
Minimum	632.3	833.0
Maximum	838.2	1,200.8
Average	712.4	997.0
December 31	838.2	1,200.8

For additional information regarding markert and interest rate risk management see note 17 “Risk Management Policies” to our audited consolidated financial statements for the year ended December 31, 2013.

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

Fees and Direct and Indirect Payments Made by the Depositary to us

Past Fees and Payments

During 2013, we received from the depositary, after withholding income tax deduction, a net reimbursement of US$ 145,460 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by us during the year ended December 31, 2012. In addition, the depositary waived the cost of various support services that it provided to us.

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

We are expecting to receive from the depositary reimbursements for expenses incurred by us during the year ended December 31, 2013 by an amount similar to the one we received for the year ended December  31, 2012.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2013. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

The Bank’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2013 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2013, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 of BANCO MACRO S.A. and its subsidiaries, and our report dated April 29, 2014 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 29, 2014

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

/S/ CLAUDIO N. NOGUEIRAS

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In addition to the general code of conduct that applies to all of our employees, we have adopted a code of ethics that applies to directors and senior management, including specifically to our chief executive officer, chief financial officer, chief accounting officer, as well as persons performing similar functions. The text of our code of ethics for our chief executive officer, chief financial officer and chief accounting officer is posted on our web site at: https://www.macro.com.ar/PortalMacro/faces/pages_legales/codigo_de_etica . There has been no change in our code of ethics during the period covered by this annual report.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Bank’s Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2012 and 2013 are detailed below.

Thousands of Pesos	2012	2013

Audit Fees	12,887	16,551
Audit Related Fees	56	36
Tax Fees	—	—
All Other Fees	140	11
Total	13,083	16,598

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

303A.01-Independent Directors- Listed companies must have a majority of independent directors on their Boards of Directors.

303A.02-Independence Tests- This section establishes general standards to determine directors’ independence.

(a)    (i) No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an

Neither Argentine law nor our by-laws require us to have a majority of independent directors.

Pursuant to General Resolution No. 622/13 of the CNV, a director is not independent if such director is:

(a)    a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

122

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

organization that has a relationship with the company). The Board of Directors is required to identify its independent directors indicating the criteria on which such determination was made.

(ii) In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company’s Board of Directors, the Board of Directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

(A)   the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the listed company to such director; and

(B)   whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

(b)    In addition, a director is not independent if:

A.     the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary. Employment as interim chairman or CEO or other executive officer shall not disqualify a director from being considered independent.;

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

A non independent director will only be deemed independent upon the elapse of a three-year look-back period.

“Immediate family member” includes a person’s spouse, parents, children, siblings, parents, siblings-in-law and anyone (other than domestic employees) who share such person’s home.

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

(e)    a person who provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives compensation for such services that is substantially higher than that received as director of the listed company; or

(f)     the member is married to or is the legally acknowledged partner or a family member, up to the second degree of consanguinity or affinity, of an individual who would not qualify as independent according to the CNV Rules.

“Material holdings” are shareholdings, either directly or indirectly, that represent at least 15% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors per class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its parent company. Likewise, the definition of “material influence” should consider the criteria established in the generally accepted accounting standards.

Pursuant to Central Bank Communication “A” 5201 “Corporate Governance Guidelines for Financial Institutions”, a director is not independent if such director:

(a)    has control over the Bank pursuant to the guidelines set forth under Section 2, subsection 2.2.1 of the “Credit Risk Fractioning” regulations;

(b)    is carrying out executive functions or has carried out executive functions for the Bank during the last three years as of the day following the last day in office. In the case of public financial institutions, this term shall be one year;

(c)    is married to or a family member up to the second degree of consanguinity or first degree of affinity of an individual meeting the above criteria.

The above mentioned Credit Risk Fractioning regulations establish general standards to determine the existence of control and a relationship:

In this regard, the following individuals and entities shall be considered “related” to the Bank:

i) any entity or person other than from the non financial public sector of the country, having direct or indirect control over the Bank.

ii) any entity or person, other than from the non financial public sector of the country, directly or indirectly controlled by an entity or person having direct or indirect control over the Bank.

iii) any entity or person directly or indirectly controlled by the Bank, pursuant to the provisions of section 28, subsection a) of the Law on Banks and the regulations on “Services supplementary to the financial activity and permitted activities” and “Credit Grading”.

iv) any Bank or entity engaged in the provision of supplementary services to the financial activity other than those contemplated in the preceding items, subject to consolidated supervision with the Bank.

v) any entity other than those contemplated in the preceding items, having directors in common with the institution or entity, other than from the non financial public sector of the country, having direct or indirect control over of with the Bank, to the extent such directors represent a simple majority of the members of the boards of each such entities or the Bank.

Likewise, control by one person or entity over another is defined as:

i) holding or controlling, directly or indirectly, 25% or more of the total voting stock in the other entity.

ii) having held, directly or indirectly, 50% or more of the total voting stock in the other entity, at the last election of directors or managers.

iii) holding a direct or indirect interest in the other entity, even if its voting rights do not amount to 25%, sufficient to adopt resolutions in shareholders’ meetings or meetings of the board or a similar corporate body.

iv) having direct or indirect controlling influence over the management and/or policies of the other entity, as of the effective date of the relevant resolution of the Board of Directors of the Central Bank of the Republic of Argentina, based on the recommendation of the Head of the Supervisory Board of Financial and Exchange Institutions (Superintendencia de Entidades Financieras y Cambiarias).

123

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices
303A.03-Executive Sessions- Non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our by-laws require the holding of such meetings and we do not hold non-management directors meetings.

Our by-laws provide, however, that the board shall meet as often as required in the best interest of the Bank and at least once a month.

303A.04-Nominating/Corporate Governance Committee- Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Neither Argentine law nor our by-laws require a nominating/corporate governance committee, however, our by-laws provide for the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the Central Bank of the Republic of Argentina to all financial institutions, we have created a Nominating and Corporate Governance Committee composed of three members from the Board of Directors, one of which is independent. This Committee has an approved charter establishing its functions and responsibilities.

Directors are nominated and appointed by the shareholders, with no involvement of the Nominating/Corporate Governance Committee.

303A.05-Compensation Committee- Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Neither Argentine law nor our by-laws require the establishment of a compensation committee. The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness of such compensation.

However, as a result of a general recommendation issued by the Central Bank to all financial institutions, we have created an Incentives Committee composed of three members from the Board of Directors, one of which is an independent director. The Committee’s main function is to control that the fixed and variable staff incentives -excluding directors- are consistent with the business culture, long term business plan, goals and business strategy of the Bank as well as with the applicable regulations governing the Bank.

303A.06/07- Audit Committee/Requirements- Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

(a)    The audit committee must have a minimum of three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period of time after the appointment and at least one of its members shall have experience in accounting or financial administration. In addition to meeting any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements set out in Section 303A.02.

(b)    The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(b)(iii)(A)-H) of the NYSE Manual.

A.     at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised in the most recent internal quality-control review, or peer review, of the firm, or in any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

B.     meet with management and the independent auditor to review and discuss the listed company’s audited annual financial statements and quarterly financial statements, including a review of the company’s specific disclosures under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations”;

C.     discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

D.     discuss risk assessment and risk management policies;

E.     hold separate regular meetings with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditors;

F.      review any issue or difficulty arising from the audit or management’s response with the independent auditor;

(a)    Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. All the members of our Audit Committee, as appointed on April 29, 2014, satisfy the independence requirements of Rule 10A-3.

(b)    Neither Argentine law nor the CNV standards contain provisions relating to an audit committee member’s simultaneous service on the audit committee of other public companies.

(c)    The responsibilities of the audit committee, as provided for in the Capital Markets Law No. 26,831, as regulated by Decree No. 1023 and General Resolution No. 622/13 establishing the CNV standards regarding the functions of the Committee, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act, including, without limitation, the following:

i. issuing an opinion about the Board of Directors’ proposal for the appointment of the external auditors to be retained by the Bank, and ensuring that auditors are independent;

ii. overseeing the performance of the internal control systems and the administrative-accounting system as well as the reliability of the latter and of all financial information or other facts which could be submitted to the CNV and self-regulated entities in compliance with the applicable reporting regime;

iii. supervising the enforcement of the Bank’s risk management information policies;

iv. providing the market with full disclosure with respect to transactions that give rise to conflict of interests with the members of the Bank’s corporate bodies or controlling shareholders;

v. issuing an opinion on the reasonableness of any proposal regarding the Directors’ and management fees and stock option plans proposed by the Board of Directors;

vi. issuing an opinion on the compliance with applicable legal requirements and on the reasonableness of the terms of any issuance of stock or convertible securities in case of capital increase excluding or limiting preemptive rights;

vii. assessing compliance with relevant rules of conduct;

viii. issuing a well founded opinion on transactions with related parties as established in this Decree. Issue a well founded opinion and inform the same to the self-regulated entities as determined by the CNV in the event of a conflict or interest or a potential conflict of interest.

124

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

G.     set clear policies for the recruitment of employees or former employees of the independent auditors; and

H.     report regularly to the Board of Directors.

(c)    Rule 303A.07(c) establishes that each listed company must have an internal audit function to provide management and the audit committee with ongoing advice on the company’s risk management processes and internal control systems.

If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies the Board of Directors shall determine whether such simultaneous service would prevent such members from effectively serving on the listed company’s audit committee, and disclose such determination in the order of business of the annual shareholders’ meeting of the listed company or in the company’s annual report on Form 10-K filed with the SEC.

In addition, pursuant to the provisions of the CNV Rules, the Audit Committee is responsible for:

•       reviewing external and internal auditors’ plans, evaluating their performance, and issuing an opinion on such regard upon the publication of the annual financial statements;

•       analyzing the various services provided by the external auditors and their independence, as established in the Professional Technical Resolutions of the Federación Argentina De Consejos Profesionales De Ciencias Económicas and any other regulations of the applicable supervisory authorities;

•       reporting on invoiced fees, broken down as follows: 1) external audit and other related services aiming to ensure reliability (e.g. special analyses on the verification and assessment of internal controls, taxes, involvement in offering memorandums, certifications and special reports required by supervisory authorities, etc); 2) special services other than those mentioned in item 1) above (e.g. design and implementation of information systems, legal, financial aspects, etc). Said assessment shall be made by the Audit Committee including a verification of their respective independence policies to ensure compliance therewith.

303A.08-Shareholder Approval of Equity Compensation Plans- Shareholders must be given the opportunity to vote on all equity compensation plans and material amendments thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	We do not currently offer equity-based compensation to our directors, executive officers or employees; therefore, we have no policy on this matter.

303A.09-Corporate Governance Guidelines- Listed companies must adopt and disclose corporate governance guidelines.	Neither Argentine law nor our by-laws require the adoption or disclosure of corporate governance guidelines. However, due to our size and the importance of our business we have implemented a Corporate Governance Code based on the recommended Code of Corporate Governance for listed companies issued by the CNV and the recommended corporate governance guidelines for financial institutions issued by the Central Bank.

303A.10-Code of Business Conduct and Ethics- Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for the benefit of directors or executive officers.	Neither Argentine law nor our by-laws require the adoption or disclosure of a code of business conduct and ethics. However, we have adopted a code of conduct applicable to all our employees. In addition, we have adopted a specific Code of Ethics applicable to our Directors and Senior Officers.

303A.12-Certification Requirements-

(a)    The CEO of each listed company must certify to the NYSE, on an annual basis, that he or she is not aware of any breach by the company of NYSE corporate governance standards, qualifying the certification to the extent necessary.

(b)    The CEO of each listed company must promptly notify the NYSE in writing upon any executive officer of the listed company becoming aware of any non-compliance with any applicable provisions of this Section 303A.

(c)    Each listed company must submit an annual executed Written Affirmation to the NYSE. In addition, each listed company must submit an interim written affirmation when required and using the interim written affirmation form specified by the NYSE.

No comparable provisions exist under Argentine law. However, the Bank is in compliance with the certification requirements of Section 303A.12 of the NYSE rules.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-101 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1

Amended and Restated Bylaws of the Bank, an amended on April 21, 2009 and April 16, 2012, incorporated by reference to the annual report on form 20-F filed by the Bank on April 26, 2012 (File No. 001-32827).

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

125

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

Date: April 29, 2014

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2013 TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2013 and 2012, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 33 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 29, 2014 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 29, 2014

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/S/ CLAUDIO N. NOGUEIRAS
Partner

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(Figures stated in thousands of pesos)

	2013	2012
ASSETS

CASH
Cash on hand	3,232,931	2,794,916
Due from banks and correspondents
Central Bank of Argentina	8,937,649	6,543,996
Local Others	26,423	13,628
Foreign	663,118	694,200
Other	408	308

	12,860,529	10,047,048

GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	1,928,841	1,357,022
Government securities under repo transactions with Central Bank of Argentina	88,928	—
Holdings booked at amortized cost	250,513	353,174
Instruments issued by the Central Bank of Argentina	173,031	612,889
Investments in listed private securities	3	19,993

	2,441,316	2,343,078

LOANS
To the non-financial government sector	640,158	586,557
To the financial sector
Interbank financing	308,023	166,546
Other financing to Argentine financial institutions	55,711	130,612
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,163	2,092
To the non-financial private sector and foreign residents
Overdrafts	4,449,988	4,280,640
Documents	4,320,772	3,651,390
Mortgage loans	2,308,916	1,508,463
Pledged loans	1,429,414	928,693
Personal loans	13,873,830	10,826,601
Credit cards	6,841,356	4,725,177
Other	5,206,630	4,808,641
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	779,436	570,281
Less: Unearned discount	(186,547)	(95,940)
Less: Allowances	(1,006,495)	(887,156)

	39,022,355	31,202,597

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(Figures stated in thousands of pesos)

	2013	2012
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	648,015	517,360
Amounts receivable from spot and forward sales pending settlement	774,525	697,854
Securities and foreign currency receivables from spot and forward purchases pending settlement	208,774	216,144
Unlisted corporate bonds	270,690	141,560
Receivables from forward transactions without delivery of underlying asset	167	12
Other receivables not covered by debtors classification standards	763,238	863,436
Other receivables covered by debtors classification standards	246,284	176,483
Accrued interest receivables covered by debtors classification standards	846	515
Less: Allowances	(232,290)	(233,123)

	2,680,249	2,380,241

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	385,717	323,077
Accrued interest and adjustments	5,158	5,069
Less: Allowances	(5,015)	(6,599)

	385,860	321,547

INVESTMENTS IN OTHER COMPANIES
In financial institutions	893	676
Other	13,883	12,267
Less: Allowances	(1,330)	(1,379)

	13,446	11,564

OTHER RECEIVABLES
Receivables from sale of assets	6,116	6,195
Minimum presumed income tax-credit	3,460
Other	432,289	372,966
Accrued interest and adjustments on receivable from sale of assets	235	332
Other accrued interest and adjustments receivable	172	35
Less: Allowances	(6,929)	(9,282)

	435,343	370,246

BANK PREMISES AND EQUIPMENT, NET	735,663	654,002

OTHER ASSETS	364,670	268,445

INTANGIBLE ASSETS
Goodwill	58,788	72,841
Organization and development costs, including differences due to court orders	285,191	215,690

	343,979	288,531

ITEMS PENDING ALLOCATION	11,624	6,766

TOTAL ASSETS	59,295,034	47,894,065

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(Figures stated in thousands of pesos)

	2013	2012
LIABILITIES

DEPOSITS
From the non-financial government sector	6,580,041	8,318,383
From the financial sector	26,874	24,222
From the non-financial private sector and foreign residents
Checking accounts	8,602,700	6,716,911
Savings accounts	8,440,709	6,467,624
Time deposits	18,416,520	13,596,225
Investment accounts	199,003	149,325
Other	878,032	737,414
Accrued interest, adjustments, foreign exchange and quoted price differences payable	283,139	178,568

	43,427,018	36,188,672

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	21,994	21,725
Banks and international institutions	325,664	273,968
Non-subordinated Corporate Bonds	693,483	523,176
Amounts payable for spot and forward purchases pending settlement	241,942	202,313
Securities and foreign currency to be delivered under spot and forward sales pending settlement	863,570	739,730
Financing received from Argentine financial institutions
Interbank financing	—	40,000
Other financing received from Argentine financial institutions	25,159	13,724
Accrued interest payable	96	52
Receivables from forward transactions without delivery of underlying asset	27,867	—
Other	2,440,877	1,917,712
Accrued interest, adjustments, foreign exchange and quoted price differences payable	57,079	52,724

	4,697,731	3,785,124

OTHER LIABILITIES
Fees	11,224	7,470
Other (see Note 5)	1,314,477	783,066

	1,325,701	790,536

PROVISIONS	159,381	131,683

SUBORDINATED CORPORATE BONDS	981,142	740,192

ITEMS PENDING ALLOCATION	7,128	7,408

MINORITY INTEREST IN SUBSIDIARIES	69,502	51,355

TOTAL LIABILITIES	50,667,603	41,694,970

SHAREHOLDERS’ EQUITY	8,627,431	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,295,034	47,894,065

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these consolidated statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2013	2012

DEBIT-BALANCE ACCOUNTS	61,359,882	37,863,919

Contingent	11,983,952	9,176,324
Guarantees received	11,593,922	8,776,152
Other not covered by debtors classification standards	167	165
Contingent debit-balance contra accounts	389,863	400,007

Control	43,775,080	27,487,838
Receivables classified as irrecoverable	1,256,611	995,622
Other	41,803,691	25,994,575
Control debit-balance contra accounts	714,778	497,641

Derivatives	5,083,287	386,341
Notional value of put options taken	6,676	56,045
Notional value of forward transactions without delivery of underlying asset	2,916,785	127,918
Interest rate swaps	50,000	85,000
Derivatives debit-balance contra accounts	2,109,826	117,378

Trust activity	517,563	813,416
Trust funds	517,563	813,416

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2013	2012

CREDIT-BALANCE ACCOUNTS	61,359,882	37,863,919

Contingent	11,983,952	9,176,324
Credit lines granted (unused portion) covered by debtors classification standards	—	19,669
Other guarantees provided covered by debtors classification standards	129,681	129,140
Other guarantees provided not covered by debtors classification standards	151,489	153,762
Other covered by debtors classification standards	108,693	97,436
Contingent credit-balance contra accounts	11,594,089	8,776,317

Control	43,775,080	27,487,838
Checks to be credited	714,778	497,641
Control credit-balance contra accounts	43,060,302	26,990,197

Derivatives	5,083,287	386,341
Notional value of put options sold	—	14,713
Notional value of forward transactions without delivery of underlying asset	2,109,826	102,665
Derivatives credit-balance contra accounts	2,973,461	268,963

Trust activity	517,563	813,416
Trust activity credit-balance contra accounts	517,563	813,416

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these consolidated statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands of pesos)

	2013	2012	2011
FINANCIAL INCOME
Interest on cash and due from banks	241	185	179
Interest on loans to the financial sector	51,468	46,084	29,137
Interest on overdrafts	1,074,900	721,000	456,904
Interest on documents	654,111	414,815	234,928
Interest on mortgage loans	333,854	198,809	158,449
Interest on pledge loans	197,135	126,822	91,550
Interest on credit card loans	1,022,177	740,670	371,352
Interest on financial leases	68,435	60,037	56,712
Interest on other loans	4,782,671	3,537,074	2,398,336
Net income from government and private securities	409,054	361,538	493,920
Net income from options	—	—	1,077
Interest on other receivables from financial intermediation	3,101	1,040	684
Income from guaranteed loans - Presidential Decree No. 1,387/01	26,026	17,017	4,918
CER (Benchmark Stabilization Coefficient) adjustment	35,155	22,947	4,428
CVS (Salary Variation Coefficient) adjustment	606	512	362
Difference in quoted prices of gold and foreign currency	808,143	386,989	283,189
Other	286,454	268,831	112,523

	9,753,531	6,904,370	4,698,648

FINANCIAL EXPENSE
Interest on checking accounts	497	317	203
Interest on savings accounts	41,060	33,972	25,184
Interest on time deposits	3,065,823	2,167,614	1,225,052
Interest on interfinancing received loans (received calls)	2,883	4,283	4,903
Interest on other financing from financial institutions	7	12	8
Interest on other liabilities from financial intermediation	61,674	62,529	64,752
Interest on subordinated corporate bonds	80,953	66,897	60,592
Other interest	3,369	3,033	2,679
CER adjustment	4,295	4,405	4,107
Contribution to Deposit Guarantee Fund	67,808	55,937	44,248
Other	693,171	428,591	286,993

	4,021,540	2,827,590	1,718,721

GROSS INTERMEDIATION MARGIN – GAIN	5,731,991	4,076,780	2,979,927

PROVISION FOR LOAN LOSSES	540,032	600,424	273,224

SERVICE-CHARGE INCOME
Related to lending transactions	164,097	141,048	124,059
Related to deposits	2,022,656	1,571,838	1,169,977
Other commissions	50,236	42,078	39,884
Other	1,189,335	889,767	635,253

	3,426,324	2,644,731	1,969,173

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands of pesos)

	2013	2012	2011
SERVICE-CHARGE EXPENSE
Commissions	205,176	153,194	114,597
Other	712,631	532,198	313,357

	917,807	685,392	427,954

ADMINISTRATIVE EXPENSES
Personnel expenses	2,351,921	1,844,336	1,485,554
Directors’ and statutory auditors’ fees	117,077	75,005	59,773
Other professional fees	138,212	109,906	90,425
Advertising and publicity	103,437	92,526	75,925
Taxes	218,491	169,306	131,883
Depreciation of equipment	98,666	85,037	72,972
Amortization of organization costs	89,019	72,721	59,213
Other operating expenses	598,402	429,752	323,990
Other	300,131	236,796	188,842

	4,015,356	3,115,385	2,488,577

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	3,685,120	2,320,310	1,759,345

OTHER INCOME
Income from long-term investments	25,132	13,299	8,358
Penalty interest	40,972	39,592	31,743
Recovered loans and allowances reversed	109,449	78,901	77,780
CER adjustment	63	76	78
Other	77,598	64,794	72,601

	253,214	196,662	190,560

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	30	22	50
Charge for other receivables uncollectibility and other allowances	50,624	43,046	44,345
Amortization of differences from deposit dollarization	—	59,828	18,870
Depreciation and loss of other assets	3,051	2,065	2,152
Goodwill amortization	14,052	14,052	14,052
Other	75,931	37,076	26,370

	143,688	156,089	105,839

MINORITY INTEREST IN SUBSIDIARIES	(18,173)	(13,790)	(10,111)

INCOME BEFORE INCOME TAX	3,776,473	2,347,093	1,833,955

INCOME TAX	1,332,909	853,475	657,858

NET INCOME FOR THE FISCAL YEAR	2,443,564	1,493,618	1,176,097

NET INCOME PER SHARE (1) – stated in pesos	4.18	2.56	1.98

(1)	See Note 9. to the accompanying consolidated financial statements.

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these consolidated statements.

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2010	594,485	398,750	4,511	764,140	—	211	2,390,745	4,152,842

Own shares reacquired (1)							(92,919)	(92,919)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 26, 2011:

- Legal reserve				202,086			(202,086)
- Cash dividends (2)							(505,312)	(505,312)
- Special Reserve for Subordinated Corporate Bonds (3)					58,146		(58,146)
- Tax on Personal Assets							(11,156)	(11,156)

Reversal of Special Reserve for Subordinated Corporate Bonds (3)					(58,146)		58,146

Net income for the fiscal year							1,176,097	1,176,097

Balances as of December 31, 2011	594,485	398,750	4,511	966,226	—	211	2,755,369	4,719,552

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 16, 2012:

- Legal reserve				235,219			(235,219)
- Special Reserve for Subordinated Corporate Bonds (3)					62,934		(62,934)
- Voluntary reserve for future distributions of earnings						2,443,141	(2,443,141)
- Tax on Personal Assets							(14,075)	(14,075)

Reversal of Special Reserve for Subordinated Corporate Bonds (3)					(62,934)		62,934

Net income for the fiscal year							1,493,618	1,493,618

Balances as of December 31, 2012	594,485	398,750	4,511	1,201,445	—	2,443,352	1,556,552	6,199,095

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital Stock	Stock issuance premium	Adjustments to shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings (1)	Total

Balances as of December 31, 2012	594,485	398,750	4,511	1,201,445	—	2,443,352	1,556,552	6,199,095
Legal merger of Banco Privado de Inversiones S.A.
- Balances of Banco Privado de Inversiones S.A.	86,659	—	—	409	—	135	10,402	97,605
- Merger effects (4)	(86,581)	5	—	(409)	—	(135)	(10,479)	(97,599)

Merger Balances	594,563	398,755	4,511	1,201,445	—	2,443,352	1,556,475	6,199,101

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 11, 2013:

- Legal reserve				298,724			(298,724)
- Special Reserve for Subordinated Corporate Bonds (3)					71,916		(71,916)
- Voluntary reserve for future distributions of earnings						1,170,681	(1,170,681)
- Tax on Personal Assets							(15,234)	(15,234)

Reversal of Special Reserve for Subordinated Corporate Bonds (3)					(71,916)		71,916

Net income for the fiscal year							2,443,564	2,443,564

Balances as of December 31, 2013	594,563	398,755	4,511	1,500,169	—	3,614,033	2,515,400	8,627,431

(1)	See Notes 4.5.p.2) and 9. to the accompanying consolidated financial statements.
(2)	Through resolution of March 18, 2011, the Central Bank authorized the abovementioned cash dividends distribution.
(3)	See Notes 4.5.p.3) and 10. to the accompanying consolidated financial statements.
(4)	Includes the retroactive accounting effects of legal merger of Banco Privado de Inversiones S.A. as of January 1, 2013. See Note 3.6 to the accompanying consolidated financial statements.

The accompanying Notes 1 through 33 to the consolidated financial statements are an integral part of these statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Figures stated in thousands of pesos)

	2013	2012	2011
Changes in cash and cash equivalents (Note 4.5.r))
Cash and cash equivalents at beginning of the fiscal year	10,526,353	6,172,446	5,990,480
Cash and cash equivalents at end of the fiscal year	13,512,271	10,526,353	6,172,446

Net increase in cash and cash equivalents	2,985,918	4,353,907	181,966

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments):
- Government and private securities	451,488	(48,420)	3,131,541
- Loans
- To the financial sector	(152,924)	291,597	(358,161)
- To the non-financial government sector	6,051	(211,154)	7,590
- To the non-financial private sector and foreign residents	(256,172)	(1,547,040)	(4,747,693)
- Other receivables from financial intermediation	20,890	2,546,616	(353,689)
- Receivables from financial leases	1,836	63,862	(22,403)
- Deposits
- From the financial sector	2,652	6,490	1,965
- From the non-financial government sector	(2,246,827)	2,186,276	484,690
- From the non-financial private sector and foreign residents	6,305,546	2,837,330	3,750,341
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (received calls)	95,906	(165,661)	164,735
- Others (except liabilities included under financing activities)	724,159	513,117	(31,866)
Collections related to service-change income	3,400,939	2,626,865	1,952,285
Payments related to service-charge expenses	(889,886)	(668,688)	(417,852)
Administrative expenses paid	(3,748,636)	(2,947,585)	(2,314,629)
Payments of organization and development cost	(158,508)	(106,956)	(99,004)
Net collections from penalty interest	40,945	39,312	31,701
Differences from payments related to court orders	(7,687)	(8,644)	(15,377)
Collections of dividends from other companies	100	300	9,293
Other collections related to other income and losses	81,950	59,346	66,996
Net payments from other operating activities	(735,780)	(404,327)	(68,403)
Payment of income tax / minimum presumed income tax	(906,557)	(851,953)	(257,945)

Net cash flows generated in operating activities	2,029,485	4,210,683	914,115

Investing activities
Net payments for bank premises and equipment	(174,960)	(136,649)	(101,036)
Net payments for other assets	(100,661)	(67,766)	(134,391)
Other collections / (payments) for investing activities	39	(2,050)	(498)

Net cash flows used in investing activities	(275,582)	(206,465)	(235,925)

Financing activities
Net (payments) / collections:
- Non-subordinated corporate bonds	(47,455)	(248,003)	(58,059)
- Central Bank of Argentina
- Other	(1,334)	11,381	7,240
- Banks and International Institutions	46,396	111,656	107,788
- Subordinated corporate bonds	(85,368)	(68,650)	(61,315)
- Financing received from Argentine financial institutions	11,428	(2,246)	(1,785)
Payment of dividends	(19)	(19)	(505,339)
Other payments for financing activities
- Own shares reacquired	—	—	(92,919)

Net cash flows used in financing activities	(76,352)	(195,881)	(604,389)

Financial income and holding gains on cash and cash equivalents	1,308,367	545,570	108,165

Net increase in cash and cash equivalents	2,985,918	4,353,907	181,966

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

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively. Such entities were merged with and into Banco Macro S.A. in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. (former Macro Securities S.A. Sociedad de Bolsa), Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

The chart showing the organizational structure as of December 31, 2013, is disclosed in Note 4.1 with the percentages indicating the ownership in each subsidiary.

2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant increase in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate.

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market).

Moreover, there was a strong appreciation of foreign currency, from Ps 6.52 at the end of the fiscal year 2013 to Ps 8.01 at March 31, 2014, remaining at a market price closer to such day until now and a rise in interest rates, both deposit and lending rates. Note 19 “Balances in foreign currency” to the accompanying consolidated financial statements discloses a breakdown of the assets and liabilities in foreign currency.

As a result of the abovementioned situation, the estimated impact of the devaluation amounted to 696,144.

BANCO MACRO S.A. AND SUBSIDIARIES

Lastly, on December 27, 2012, a new Capital Markets Law was enforced, as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV General Resolution No. 622 dated September 5, 2013. At present, although the regulations provide for a transition period, the law is undergoing a process of gradual implementation and analysis by the various market agents. In addition, several filings and requests for clarification have been filed with the agency, which has issued various interpretations and extensions.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

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

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER (benchmark stabilization coefficient) through the payment date, and interest should be applied to such amount at a rate of 4%, which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

Additionally, as of December 31, 2013 and 2012, the Bank recorded the additional payables (representing the difference between the original deposit and the amount capitalized as an intangible asset) related to such regulation under the “Provisions” account in the amount of 23,301 and 17,112, respectively. Considering what has been mentioned in Note 6.f), the Bank’s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

BANCO MACRO S.A. AND SUBSIDIARIES

3.	BANK OPERATIONS

3.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2013 and 2012, the deposits of the Misiones Provincial Government amounted to 1,178,587 and 1,472,825 (including 62,915 and 39,518 related to court deposits), respectively.

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

On February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2013 and 2012, the deposits held by the Salta Provincial Government amounted to 1,508,357 and 1,694,001 (including 200,346 and 177,611 related to court deposits), respectively.

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

On April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2013 and 2012, the deposits held by the Jujuy Provincial Government amounted to 758,639 and 717,115 (including 103,063 and 88,244 related to court deposits), respectively.

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

As of December 31, 2013 and 2012, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,720,895 and 1,296,416 (including 502,803 and 399,832 related to court deposits), respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

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

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L. under the name “BMB M&A – Unión Transitoria de Empresas”, in which each holds a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

Since the purpose for which the joint venture was established no longer exists, the Executive Committee of the UTE resolved to dissolve and liquidate the UTE.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of December 31, 2013, and 2012, the net assets of such joint ventures recorded in the Bank’s consolidated financial statements through proportionate consolidation method amounted to 12,688 and 10,686, respectively.

Also, as of December 31, 2013, 2012 and 2011 the net income recorded through the method mentioned in the previous paragraph, amounted to 24,497, 32,542 and 34,824, respectively.

3.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement”, which established the merger of the latter with and into Banco Macro S.A. retroactively effective since January 1, 2013, based on the financial statements of the banks as of December 31, 2012.

On June 10, 2013, the special general shareholders’ meetings of Banco Macro S.A. and Banco Privado de Inversiones S.A., approved the preliminary merger agreement, the special purpose consolidated merger balance sheet as of December 31, 2012, the shares exchange relationship and the corresponding increase in capital of the absorbing entity.

Consequently, Banco Macro S.A. will issue 77,860 Class B shares of common stock with a face value of Ps 1, to be delivered to the minority shareholders of the absorbed Bank (Macro Fiducia S.A. and Macro Securities S.A.)

Finally, on December 23, 2013, the Board of Directors of the Central Bank authorized Banco Privado de Inversiones S.A. to merge with and into Banco Macro S.A. and on January 23, 2014, the CNV (Argentine Securities Commission) gave its approval. Additionally, the CNV authorized the public offering of shares to be delivered to the minority shareholders of former Banco Privado de Inversiones S.A.

In consequence, on December 27, 2013, Banco Macro S.A. carried out the merger of Banco Privado de Inversiones S.A. with and into the former.

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

Under Central Bank rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

	Shares		Percentage held of		Equity Investment amounts as of
Company	Class	Number	Capital Stock	Votes	December 31, 2013	December 31, 2012

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	688,171	456,898
Macro Bank Limited (a)	Common	9,816,899	99.999%	100.00%	279,299	219,002
Macro Securities S.A. (former Macro Securities Sociedad de Bolsa) (b) y (c)	Common	12,776,680	99.921%	99.932%	55,144	39,367
Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	12,895	12,555
Macro Fondos SGFCI S.A.	Common	327,183	99.936%	100.00%	4,362	4,321

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 857).
(b)	Consolidated with Macro Fondos SGFCI S.A.
(c)	The indirect equity interest of Banco Macro S.A comes from Macro Fiducia S.A.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) were adapted to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)	Assets and liabilities were translated at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2013 and 2012.

(b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated by applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)	The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency’’ or “Financial expense – Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

BANCO MACRO S.A. AND SUBSIDIARIES

4.2.	Comparative information

The consolidated financial statements as of December 31, 2013, are presented comparatively with those as of December 31, 2012 and 2011.

Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, which did not affect the shareholders’ equity of the Bank, the consolidated financial statements as of December 31, 2012 and 2011, were modified for the sole purpose of comparing them with the consolidated financial statements as of December 31, 2013.

4.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to make those adjustments are required by TR (Technical Resolution) No. 6 and TR No. 17, which were amended by TR No. 39 dated October 4, 2013 (pending approval by the Professional Council in Economic Sciences of the City of Buenos Aires), all of them issued by the FACPCE. This regulation introduces, among other modifications, the obligation to adjust the financial statements so that they are stated in constant currency as of the related date when the inflation rate accumulated over a three-year period reaches or exceeds 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses). As of December 31, 2013, 2012 and 2011, the domestic wholesale price index increase by 14.8%, 13.1% and 12.7%, respectively.

The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, IGJ General Resolution No. 4/2003, Central Bank Communiqué “A” 3,921 and CNV General Resolution No. 441. However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, the loan rate and the exchange rate, which do not require such adjustments according to the abovementioned regulations.

4.4	Significant accounting judgments, estimates and assumptions

The preparation of Consolidated Financial Statements requires the Bank to make, in certain cases, estimates and assumptions to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosures thereof, as of each balance sheet date. The Bank’s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

In the process of applying the Bank’s accounting policies, management has exercised judgment and estimates in determining the amounts recognized in the consolidated financial statements.

4.5	Valuation methods

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2013, and 2012, were as follows:

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

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related consolidated statements of income.

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

As of December 31, 2013 and 2012, the present value calculated by the Bank for these securities amounted to 260,645 and 360,583, respectively.

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

c)	Guaranteed loans – Presidential Decree No. 1387/01:

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

As of December 31, 2013 and 2012, the present value reported by the Central Bank for these securities amounted to 300,386 and 272,594, respectively.

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

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which, among other factors, results from the evaluation of the degree of debtor’s compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

BANCO MACRO S.A. AND SUBSIDIARIES

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

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i)	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 4.5.a), as the case may be.

ii)	Certificates of participation in TST & AF Trust: as of December 31, 2012, they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iii)	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 4.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4414 and supplementary regulations. Such accruals were recorded in the related consolidated statements of income.

BANCO MACRO S.A. AND SUBSIDIARIES

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a). Such accruals were recorded in the related consolidated statements of income.

i)	Receivables from financial leases:

They were valued at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 4.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 4.5.a).

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.2)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 4.3., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 4.3., less the related accumulated depreciation and amortization calculated based on their estimated useful life using the straight line method.

For differences due to court orders (amparos), – Nondeductible for the determination of the computable equity (including in Intangible Assets): as of December 31, 2011, the amount represented the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid were amortized by the straight line method over 60 months. As of September 2012, the Bank decided to amortize in full the residual value as of such date and, from then on, the new disbursements pertaining to these differences were recorded in the related statements of income.

BANCO MACRO S.A. AND SUBSIDIARIES

l)	Valuation of derivatives:

l.1)	Put options sold on BODEN 2013 coupons: as of December 31, 2012, such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

l.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

l.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related consolidated statements of income.

l.4)	Put options taken: valued at the agreed-upon exercise price.

In all cases, see also Note 31.

m)	Severance payments:

The Bank charges these payments directly to expenses.

n)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

o)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a). Such accruals were recorded in the related statements of income.

p)	Shareholders’ equity accounts:

p.1)	They are restated as explained in Note 4.3., except for the “Capital stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the “Adjustments to shareholders’ equity” account.

p.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock” (see also Note 9).

p.3)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of subordinated corporate bonds issued by the Bank (see Note 10.a.1)). This reserve is reversed on a monthly basis as the related interest is recorded in the statements of income.

q)	Consolidated Statements of income accounts:

q.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

q.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 4.3.

BANCO MACRO S.A. AND SUBSIDIARIES

r)	Statements of cash flows and cash equivalents:

The Bank considers “Cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash and cash equivalents” item on the consolidated statement of cash flows with the related consolidated balance sheet accounts as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
Cash	12,860,529	10,047,048	6,172,446
Government and private securities
Holdings for trading or financial intermediation	638,762	388,462	—
Instruments issued by Central Bank of Argentina	12,980	90,843	—

Cash and cash equivalents	13,512,271	10,526,353	6,172,446

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

As required by Central Bank’s rules, the Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2013, 2012 and 2011, the Bank estimated an income tax expense of 1,332,909, 853,475 and 657,858, respectively, included in Other Liabilities – Other.

Additionally, as of December 31, 2013, the Bank made income tax prepayments for 623,941 for the 2013 fiscal year, which will be applied to the tax amount assessed in the 2013 tax return.

BANCO MACRO S.A. AND SUBSIDIARIES

6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those valuation standards, which the Bank identified and deemed material to these consolidated financial statements, are as follows:

Item	Adjustments under professional accounting standards to equity
	2013	2012	2011
Government securities and assistance to the government sector (a)
Holdings of government securities booked at amortized cost	35,162	6,583	72

Instruments issued by the Central Bank booked at amortized cost	41	63	767

Guaranteed loans – Presidential Decree No. 1,387/01	(13,614)	(16,350)	(30,092)

Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(92,636)	(102,276)	(110,496)

Other	(58,060)	(62,762)	(69,393)

Intangible assets – Organization and development expenses (c)	—	—	(50,410)

Deferred assets - Income tax (d)	116,694	84,386	46,564

Other assets (e)	1,717	(477)	7,679

Liabilities – Provisions (f)	(67,994)	(59,351)	(54,866)

Total	(78,690)	(150,184)	(260,175)

In addition, income would have increased by around 71,494, 109,991 and 9,492 for the years ended December 31, 2013, 2012 and 2011, respectively.

a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 4.5.b.2), 4.5.b.4) and 4.5.c). Pursuant to the argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company’s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company’s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank’s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the consolidated statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

BANCO MACRO S.A. AND SUBSIDIARIES

c)	Intangible assets: as of December 31, 2011, the Bank and its subsidiaries included under “Intangible Assets”, net of the related amortization amounts, the foreign exchange differences related to the compliance with the precautionary measures that required the Bank and its subsidiaries to reimburse certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. These exchange differences do not constitute a recoverable asset and, according to current professional accounting standards, should have been charged to income (see Note 4.5.k)).

d)	Income tax: the Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

e)	Other assets: the Bank recorded interest rate swap agreements under memorandum accounts in conformity with Central Bank accounting standards under memorandum accounts. According to the argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

f)	Liabilities: the Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

7.	RESTRICTED AND PLEDGED ASSETS

As of December 31, 2013, and 2012, the following Bank’s assets are restricted:

Item	2013	2012
Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, used as security in favor of SEDESA. (1)	89,333	88,984

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, securing the role of custodian of FGS (sustainability guarantee fund) investments	80,513	35,768

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, for the performance of forward foreign currency trading transactions.	55,136	5,322

• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE).	33,775	35,906

BANCO MACRO S.A. AND SUBSIDIARIES

Item (contd.)	2013	2012

• Other government and private securities	8,967	13,830

Subtotal government and private securities	267,724	179,810

Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	43,263	37,664

Subtotal Loans	43,263	37,664

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	582,314	517,360
• Interests resulting in contributions made in the Bank’s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 20,000 made on December 13, 2012.	21,268	20,000
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012.	21,241	20,000
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	3,000	—
- Risk Fund of Compañia General de Avales SGR, formerly Macroaval SGR with an original contribution of 5,000 made on December 28, 2011	—	5,460

Subtotal Other receivables from financial intermediation	627,823	562,820

Other receivables
• Security deposits related to credit card transactions	137,269	53,348
• Other guarantee security.	4,985	5,873
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827

Subtotal Other receivables	143,081	60,048

Investments in other companies
• Other.	1,453	1,453

Subtotal Investments in other companies	1,453	1,453

Total	1,083,344	841,795

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

BANCO MACRO S.A. AND SUBSIDIARIES

8.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro S.A.’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	Total 2013	Total 2012
ASSETS

Cash	—	4,762	—	—	4,762	3,692

Loans	—	—	—	207,530	207,530	137,809

Other receivables from financial intermediation	—	—	40,029	172,807	212,836	111,173

Receivables from financial leases	—	—	7,982	2,073	10,055	8,479

Other receivables	—	—	—	—	—	—

Items pending allocation	44	—	—	—	44	39

Total assets	44	4,762	48,011	382,410	435,227	261,192

LIABILITIES

Deposits	—	1,040	20,201	591,125	612,366	497,405

Other liabilities from financial intermediation	70,000	—	26,878	—	96,878	2,034

Total liabilities	70,000	1,040	47,079	591,125	709,244	499,439

MEMORANDUM ACCOUNTS

Debit balance accounts - Contingent	—	—	—	—	—	64,596

Debit balance accounts - Control	—	—	—	537,998	537,998	289,997

Credit balance accounts - Contingent	923	—	—	1,030	1,953	3,136

Credit balance accounts - Derivatives (2)	—	—	—	—	—	2,060

BANCO MACRO S.A. AND SUBSIDIARIES

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	Total 2013	Total 2012	Total 2011
INCOME (LOSS)

Financial income	—	—	710	32,805	33,517	23,558	1,868

Financial expense	(7,282)	—	—	(9,410)	(16,692)	(12,946)	(16,641)

Service-charge income	30	2	1,654	3,847	5,533	5,631	1,429

Service-charge expense	—	—	(6)	—	(6)	—	(1,162)

Administrative expenses	(11)	—	—	—	(11)	(1,101)	(835)

Other income	9,765	—	—	—	9,765	9,729	8,076

Other expense	—	—	—	—	—	—	(208)

Total income / (loss)	2,502	2	2,358	27,242	32,106	24,871	(7,473)

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2013, 2012 and 2011, although there is no position for these transactions, the net intermediation income from such transaction generated (loss) / earnings for the year of around (350), 2 and 98, respectively.

Additionally, the ANSES -National Social Security Administration (as manager of the “Fondo de Garantía de Sustentabilidad” or Sustainability Guarantee Fund), held (i) 30.97% of the capital stock of the Bank, and (ii) since the issuance of Emergency Decree N°. 441 (April, 2011), 28.79% of votes. In accordance with FASB ASC 850, from April 2011, the Sustainability Guarantee Fund is considered other related party.

Thus, as of December 31, 2013 and 2012, the Bank recorded time deposits made by ANSES (as manager of the Sustainability Guarantee Fund), for an amount of 466,867 and 2,289,734, respectively. In addition, the Bank recorded interest for such time deposits in “Financial Expense” for an amount of 108,442, 196,288 and 200,998 for the years ended December 31, 2013, 2012 and 2011, respectively. Additionally, as of December 31, 2013 and 2012, the Bank recorded an amount of 29,197,830 and 15,843,687, respectively, in “Checks and securities in custody” under Memorandum accounts.

BANCO MACRO S.A. AND SUBSIDIARIES

9.	CAPITAL STOCK

As of December 31, 2013, 2012 and 2011, the legal capital structure is as follows:

SHARES			CAPITAL STOCK
Class	Stock number	Votes per share	Issued and outstanding	In treasury	Pending issuance	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock (1)	583,249,498	1	583,249	—	—	583,249

Acquired Registered Class B shares of common stock (1)	—	1	(10,000)	10,000	—	—

Total 2011	594,485,168		584,485	10,000	—	594,485

Total 2012	594,485,168		584,485	10,000	—	594,485

Capital Increase - Registered Class B Shares (2)	77,860	1	—	—	78	78

Total 2013	594,563,028		584,485	10,000	78	594,563

As of December 31, 2013:

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock (1)	583,327,358	1	573,249	10,000	78	583,327

Total 2013	594,563,028		584,485	10,000	78	594,563

(1)	As mentioned in Note 2, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. On September 15, 2011, the Board of Directors decided to repurchase its own common registered Class B shares. In consequence, during fiscal year 2011, the Bank acquired a total of 10,000,000 Class B shares of common stock, with a face value of Ps 1 and entitled to one vote for a total amount of 92,919. The Bank’s General Shareholder’s Meeting could decide to sell those shares during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be canceled. The three-year term will be effective on September, 2014.

(2)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, to be issued and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in the merger process with Banco Macro S.A. (see also Note 3.6.).

In addition, net income per common share for the fiscal years ended December 31, 2013, 2012 and 2011, was computed by dividing net income by the weighted average number of outstanding common shares for each year.

BANCO MACRO S.A. AND SUBSIDIARIES

10.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

					As of December, 31
Class	Original face value		Residual face value as of 12/31/2013		2013	2012

Subordinated - Class 1	USD150,000,000	a.1)	USD	150,000,000	981,142	740,192
Non-subordinated - Class 2	USD150,000,000	a.2)	USD	106,395,000	718,044	541,705

Total					1,699,186	1,281,897

Maturities of the corporate bonds as of December 31, 2013, are as follows:

Fiscal Year	Amounts

2014	28,003
2017	693,483
2036	977,700

Total	1,699,186

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

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

•	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

•	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

•	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

•	They do not include covenants that change the subordination order.

•	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

BANCO MACRO S.A. AND SUBSIDIARIES

•	Unpaid interest is not cumulative.

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

•	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the consolidated financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Notes 4.5.p.3) and 15 b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	ITEMS IN CUSTODY

11.1.	Portfolio Management

Item	Managed portfolio as of
	12/31/2013	12/31/2012
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector,	14,039	14,053

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed,	42,082	42,274

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.,	107,875	89,477

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”,	74,069	77,767

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio,	58,169	58,085

• On November 22, 2012 and 2013 the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I” and “SECANE II”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian,	183,845	93,566

• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	16,031	16,163

BANCO MACRO S.A. AND SUBSIDIARIES

Item (contd.)	Managed portfolio as of
	12/31/2013	12/31/2012
• On October 30, 2012, the Bank, Banco de Valores S.A. and Banco del Tucumán S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	19,454	86,332

• Other manager portfolios.	139,966	96,086

Total	655,530	573,803

11.2.	Mutual Funds

As of December 31, 2013, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Assets (a)

Pionero Pesos	325,239,111	596,082	394,664
Pionero Renta Ahorro	55,852,029	137,610	135,079
Pionero FF	150,008,757	324,632	251,165
Pionero Renta	45,501,617	240,446	236,487
Pionero Acciones	1,109,351	5,419	5,244
Pionero Renta Dólares	6,027	17	—
Pionero Empresas FCI Abierto PYMES	100,000	116	115
Pionero Consumo	100,000	112	110
Argenfunds Ahorro Pesos	141,397,744	184,347	184,739
Argenfunds Renta Privada	192,786,558	251,993	256,148
Argenfunds AB PYMES	5,966,486	6,207	6,207

Total		1,746,981	1,469,958

(a)	“Memorandum accounts – Debit-balance accounts – Control – Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

12.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.2428% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10,752 of February 18, 2014.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

BANCO MACRO S.A. AND SUBSIDIARIES

13.	TRUST AGREEMENTS

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

13.1.	Interest in trusts for investment purposes.

As of December 31, 2013 and 2012, the amounts recorded in the Bank’s consolidated financial statements for certificates of participation (net of allowances for 223,832 as of both dates) and debt securities held in financial trusts under “Other receivables from financial intermediation - Other receivables not covered by debtors classification regulations”, amounted to:

Financial trust	2013	2012
Certificates of participation:

Frávega Créditos I, II and XII (a)	44,717	50,977
TST & AF (b)	—	110,576
Other	29,189	28,152

Subtotal certificates of participation	73,906	189,705

Debt securities:

Underwriting agreements (c)	281,187	238,182
Loma Blanca (d)	98,412	76,350
Other (e)	44,800	111,740

Subtotal debt securities	424,399	426,272

Total interest in trusts (1)	498,305	615,977

(1)	See also Note 23.

(a)	Frávega Créditos I, II and XII Trust

On June 28, December 20, 2012, and November 29, 2013, Frávega SACI e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into three trust agreements called Fideicomiso Financiero Privado Frávega Créditos I, Fideicomiso Financiero Privado Frávega Créditos II and Fideicomiso Financiero Privado Frávega Créditos XII, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

The purpose of the trusts is to pay the certificates of participation in full once the loans transferred by the trustor (unrelated party) have been collected (securitization transaction).

The Class “A” certificates are considered debt instruments without significant risk associated. The Class “B” certificates are considered equity instruments with exposure to the credit risk of the loans portfolio. Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

On August 15, 2013, Fideicomiso Financiero Privado Frávega Créditos I settled 100% of the Class “A” certificates of participation held by the Bank.

As of December 31, 2013, the Bank is the direct beneficiary of 100% of the Class “A” certificates of participation issued by Fideicomiso Financiero Privado Frávega Créditos II and Fideicomiso Financiero Privado Frávega Créditos XII.

On March 17, 2014, Fideicomiso Financiero Privado Frávega II, will settled 100% of the Class “A” certificates of participation hold by the Bank.

According to the latest accounting information available, the corpus assets amounted to 72,369.

(b)	TST & AF Trust.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The purpose of the trust is to develop a real estate project in Puerto Madero and subsequently sell it to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date on which the project is paid in full, sold or otherwise fully disposed of.

The Trust issued certificates of participation with economic rights proportional to the capital invested by each Beneficiary. However, the trust is controlled jointly by all certificate-of-participation holders.

As of December 31, 2012, Banco Macro S.A. was the beneficiary of 100% of the certificates of participation issued by the trust.

On May 15, 2013, the Trust settled the certificates of participation held by the Bank, which received property and cash as payment. Under Central Bank rules this transaction did not materially impact in the consolidated income statement.

(c)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom, Pvcred and Credial). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(d)	Loma Blanca Trust

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into a trust agreement called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists in the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, province of Chubut. The trust revenues arise mainly from collecting cash flows from Corporate Bonds (corpus assets).

The Class “A” and “B” certificates are considered debt instruments without any significant risk associated.

As of the date of issuance of these consolidated financial statements, the Class “A” debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

According to the latest accounting information available, the corpus assets amounted to 804,031.

(e)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976/2001: as of December 31, 2012, the trust managed the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust: the trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

BANCO MACRO S.A. AND SUBSIDIARIES

iii)	TATSA (formerly SAETA): It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of December 31, 2013 and 2012, the Bank is a direct beneficiary of 100% of the debt securities and certificates of participation, issued by the trust.

iv)	Galtrust I financial Trust: as of December 31, 2012 it managed investments in federal government securities for the purpose of settling the securities issued by the trust.

v)	San Isidro Trust: the trust managed investments in real property for the purpose of developing a project. The Trust issued debt and equity instruments to finance the project. In 2012, the Trust cancelled the debt instruments. As of December 31, 2012, the Bank hold the 100% of the instruments issued by the Trust (directly or through TST&AF).

13.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier.

The Class “A” and “B” certificates are considered debt instrument without any significant risk associated. Those certificates of participation are considered equity instruments with exposure to the credit risk of the loans portfolio. Upon expiration of the trusts, the holders of the certificates of participation will receive the remaining receivables. The Bank holds 100% of the certificates of participation issued by Tucuman Personal I trust amounted to 1,611.

As of December 31, 2013, and 2012, considering to the latest accounting information available the managed assets through trustees amounted to 30,340 and 93,723, respectively.

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

As of December 31, 2013, and 2012, the managed assets amounted to 750,214 and 667,866, respectively.

13.4.	Normal trust activities (The Bank acts as trustee)

The Bank performs management duties in relation to the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

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

BANCO MACRO S.A. AND SUBSIDIARIES

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)	Guaranteeing, in favor of the beneficiary, the existence of the resources required to finance and/or pays certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other trusts manage specific assets, mainly real property.

As of December 31, 2013, and 2012, the managed assets amounted to 903,501 and 1,127,622, respectively.

14.	COMPLIANCE WITH REQUIREMENTS TO ACT IN THE CAPACITY OF AGENTS BELONGING TO DIFFERENT CATEGORIES OF AGENTS DEFINED BY THE CNV

On September 5, 2013, the CNV issued General Resolution No. 622, as mentioned in Note 2. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is in the process of registering with this agency for the following agent categories: custody of collective investment products (AC PIC FCI), placement and distribution of mutual funds (Acyd FCI), financial trustees (FF) and nonfinancial trustees (FNOF) and clearing and settlement (ALyC).

The Bank’s shareholder’s equity exceeds the minimum amount required by this regulation, amounting to 24,125, while the required minimum of liquid assets is 14,000, which are made up of available assets in accounts with the Central Bank.

15.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be appropriated to Legal Reserve. Consequently, the Shareholders’ Meeting held on April 29, 2014, decided to apply 488,713 out of unappropriated retained earnings to increase such legal reserve.

b)	As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in Note 10.a.1), the Shareholders’ Meeting held on April 29, decided to appropriate 95,326 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2014.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

Additionally, from the amendments introduced by Law No. 26,893, with effect from September 23, 2013, distributions of dividends (except for shares) to individuals resident of Argentina or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide as to how they will be used.

BANCO MACRO S.A. AND SUBSIDIARIES

e)	Through Communiqué “A” 5485 as supplemented, the Central Bank established the general procedure for distributing earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, and there are no penalties imposed by UIF (Financial Information Unit), weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount and deducting the abovementioned adjustments.

In addition, on April 29, 2014, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, (i) the distribution of cash dividends for an amount up to 596,254, subject to prior express authorization of the Central Bank, (ii) the compensation paid to the Directors amounting to 102,474 and (iii) the write off of payments made on behalf of shareholders for their personal assets tax for an amount of 19,712.

16.	TAX CLAIMS AND OTHER CLAIMS

20.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro S.A. for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aries government filed an action for payment and secured a provisional attachment in the amount of 827.

Additionally, there are other appeals filed with Tax Court, which are not relevant.

20.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones S.A., on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

BANCO MACRO S.A. AND SUBSIDIARIES

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

Additionally, there are other claims initiated by consumers’ associations.

20.3	Finally, the Bank and its directors were notified about the opening of financial and exchange proceedings by the Central Bank and other proceeding filed by the UIF. According to the abovementioned agencies position, they are mainly related to regulatory breaches over transactions conducted by Bank customers. These proceedings were or will be challenged or appealed in the administrative field and / or in court, as the case may be.

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

In this regard, the coordination of the Committee involves the heads of financial risk, credit risk and operational risk, who are in charge of implementing the guidelines contained in the Risk Management framework policy.

The Risk Management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts. The process also includes the guidelines for developing stress tests, which began to be performed in the current fiscal year based on an Action Plan approved by the Risk Management Committee.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

Stress tests

The development of the Stress Test Program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

Economic capital estimate

In 2013, the Bank started the capital self-assessment process.

Economic capital is the estimated amount of unexpected losses identified for each one of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis. The methods used for subsidiaries are exactly the same.

BANCO MACRO S.A. AND SUBSIDIARIES

Economic capital was first quantified based on the amounts as of December 31, 2013, in compliance with the provisions of Central Bank Communiqués “A” 5394 and “A” 5398. Starting January 2014, it was implemented as a formal procedure to be calculated on a monthly basis, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The most significant risks managed by the Bank are disclosed as follows:

Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as that in which Grupo Macro is unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of incurring losses in on-and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

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

The Risk heads will report to the Assets and Liabilities Committee (CAP) and the Risk Management Committee on a monthly basis on the financial risk exposure and the effects that may be caused in the Bank’s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory and other conditions.

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

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

•	liquidity test: this is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business;

•	stress tests: used to quantify the impact of individual or systemic illiquidity scenarios;

•	mismatch control: the Risk Management Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios;

•	assets and liabilities assumptions: in the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

The tool used for the interest rate risk is the computation of income at risk, which is used for measuring the risk of portfolios that accrue interest, measuring the impact of an adverse change in interest rates on income.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

Credit risk

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies, the purpose of which is to ensure that risks fall within a risk tolerance level decided by the Board of Directors and Central Bank and other oversight agency regulations.

The Credit Risk Department is in charge of managing credit risk, which involves identifying, evaluating, monitoring, controlling and mitigating it in all the stages of the credit cycle, from the analysis prior to granting credit through maturity or even during the credit recovery phase.

It has the proper structure, procedures and different tools (information systems, rating and monitoring systems, measurement models, recovery policies) which enable it to handle risk effectively.

Specialized risk analysts in the Business Risk and Credit Risk Departments evaluate the risk of the different customer segments, providing technical support for the credit decisions made at all levels of the organization.

The Retail Banking area has assessment policies in place to evaluate the customer depending on the segment he belongs to (Payroll services – Public or Private and Retired Pensioner or Open Market). In order to streamline the processes, the requested assistance is entered into the related evaluation system, which produces an approval or a rejection and, if applicable, determines the maximum financing amount. There is also a widespread use of scores (imposing a minimum limit of admission related to an acceptable arrears level), credit prequalification models to evaluate potential clients (which reduce processing times and standardize analyses) and the permanent rating for consumer customers (which allows branches to provide assistance within the margins set out on a centralized basis).

BANCO MACRO S.A. AND SUBSIDIARIES

In Corporate Banking, approval by Credit Committees is required, and specific risk reports are prepared by customer or group of companies. To streamline this process of approving pre-defined products and smaller amounts, there are decentralized assessment methods in place for Agro businesses and MSMEs. There is an individual and joint powers system in place for managers and business officers which is applied exclusively to short term transactions involving small amounts or which have self-liquidating collateral.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

During 2013, the Credit Risk Management Department was created, which is in charge of designing the company rating and individuals scoring models, the calculation of expected losses and economic capital and stress tests. It is also involved in designing the decision engines to approve the credit ratings on a mass scale and/or in a decentralized manner, and in generating the credit risk monitoring indicators.

The Bank bases its management information system on an automated tool calculating key performance indicators, defined by the Board of Directors according to the desired risk appetite. Limits and alerts are set forth for each one. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Risk Management Committee for its consideration and to adopt corrective measures where necessary.

One of the credit risk management tools used includes the evaluation or score models (for admission, behavior and collections), which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. The Bank is also developing models to use in relation to expected losses, forecasts and capital adequacy assessments, which are currently at different stages of progress and form part of the Action Plan to adjust to local regulations (Communiqués “A” 5394 and “A” 5398), the Basel principles and best practices for risk management.

Recovery efforts involving nonperforming loans are included with the other risk instances, which increases the efficiency of collection processes (both in the pre-legal and litigation stages), at the same time providing information of the recovery action outcomes, which allows the Bank to adjust the origination and expected loss models.

Securitization risk

The Bank and its subsidiaries do not assume any significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

Holding debt securities or certificates of participation in trust generally creates exposure related mainly to credit risk and interest rate risk, just as in a traditional credit transaction. Therefore, they are included in the assessment and administration of each one of the risks involved.

Operational risk

The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 5398, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

BANCO MACRO S.A. AND SUBSIDIARIES

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

A quantitative approach is used to measure operational risk and technological risk, which includes the following:

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

The Bank has an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

18.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro S.A.’s business activity is governed by Financial Institutions Law No. 21.526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Guidelines for Corporate Governance in Financial Institutions), as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through Resolution No. 606/12, the CNV approved the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the Bank’s and the CNV’s websites.

BANCO MACRO S.A. AND SUBSIDIARIES

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Communiqué “A” 5293, as supplemented, are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of thirteen members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Five directors are independent, according to the guidelines set by CNV and Central Bank regulations.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting authorization of the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

In relation to Senior Management and Committees, see the next paragraph, Organizational structure.

•	Ownership structure

As of December 31, 2013, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.87	21.82

Carballo Delfín Jorge Ezequiel	18.79	20.53

ANSES FGS (Sustainability Guarantee Fund) under Law No. 26,425	30.97	28.79

Grouped shareholders (Argentine stock exchanges)	8.74	8.75

Grouped shareholders (foreign stock exchanges)	21.63	20.11

•	Organizational structure

Senior management

Two deputy general managers report to the Executive Committee; one is in charge of the commercial areas and the other is in charge of the operating areas. Fourteen first-line managers report to them. Additionally, the Bank has 10 staff areas reporting directly to the Executive Committee.

BANCO MACRO S.A. AND SUBSIDIARIES

Committees

The bylaws establish that the Board of Directors may create the committees it deems convenient for the Bank’s activities and appoint its members. The following committees currently operate in the Bank:

Committee	Roles

Audit Committee	They are established in Capital Markets Law as supplemented.

Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Risk Management Committee	The Risk Management Committee is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Receivables Committee	Approving credit transactions based on credit capacity.

Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions.

Personnel Incentives Committee	Ensuring that the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.
Branches

The Bank has a broad network of branches (430) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 4.1. to the Bank’s consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 13, respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the results obtained and their manner of conducting management.

BANCO MACRO S.A. AND SUBSIDIARIES

The Incentives Committee is in charge of ensuring that the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational objectives to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income is not taken into account. The system only provides cash compensation.

The Compensation Policy also includes a specific chapter regarding how remuneration is set and adjusted. In this case, the idea is to compensate personnel by ensuring performance recognition, internal equity, external competitiveness, productivity, efficiency and added value, finding an appropriate point of equilibrium with the business’s economic capacity and consistency in the long term.

The following aspects are taken into consideration:

•	the complexity of the positions, their contribution to the organization’s strategy and the professional development attained by the employee;

•	employees with enhanced performance in achieving their objectives and assuming greater responsibilities; and

•	levels of remuneration that are competitive in comparison to market levels.

•	Codes of ethics and conduct

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

•	Role of financial agent

The Bank is a financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán S.A. is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 3.1. through 3.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro S.A. complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (Central Bank).

As established by legislation (Argentine Business Associations Law No. 19,550), specific applicable regulations (Capital Markets Law as supplemented), professional accounting standards (TR No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in the notes to the financial statements. Such transactions are carried out under usual market conditions. See also Note 8.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and they are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

BANCO MACRO S.A. AND SUBSIDIARIES

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

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Información institucional” - Institutional information - and “Inversores” - Investors) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

19.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2013	2012
ASSETS
Cash	5,977,591	3,618,443
Government and private securities	1,059,264	617,835
Loans	1,917,124	2,518,003
Other receivables from financial intermediation	833,242	483,814
Receivables from financial leases	—	31,487
Investments in other companies	928	700
Other receivables	80,897	123,673
Items pending allocation	1,015	1,098

Total	9,870,061	7,395,053

LIABILITIES

Deposits	3,759,062	3,324,701
Other liabilities from financial intermediation	2,150,826	1,210,590
Other liabilities	17,489	8,364
Subordinated Corporate Bonds	981,142	740,192
Items pending allocation	963	47

Total	6,909,482	5,283,894

20.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

“Cash” includes interest-bearing deposits in foreign banks totaling 594,271 and 616,509 as of December 31, 2013 and 2012, respectively.

Those interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.29% and 0.42% as of December 31, 2013 and 2012, respectively.

In 2013 and 2012 the deposits with the Central Bank and other Banks did not bear any interest.

BANCO MACRO S.A. AND SUBSIDIARIES

21.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2013	2012
GOVERNMENT SECURITIES

Government securities at market value
In pesos:
Federal Government bonds at Badlar Private + 3.00% – Maturity: 2015	423,606	115,708
Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	215,685	545,833
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	214,105	59,140
Consolidation bonds – 6° Series – Maturity: 2024 at 2%	8,163	161
Consolidation bonds – 7° Series – Maturity: 2016	3,427	—
Consolidation bonds – 8° Series – Maturity: 2022	1,921	49
Consolidation bonds of social security payables – 4° Series – Maturity: 2014	1,807	5,328
Federal Government bonds at 2% – Maturity: 2014	1,563	3,044
Consolidation bonds - Maturity: 2016 at 2%	662	217
Consolidation bond of social security payable – 5° Serie – Maturity: 2014	536	2
Federal government bonds at Badlar Private + 3.50% – Maturity: 2013	—	47,130
Other	541	9,764

Subtotal Government securities at market value - In pesos	872,016	786,376

In foreign currency:
Treasury Bill – Maturity: 01-16-2014	560,546	—
Treasury Bill – Maturity: 01-09-2014	78,216	—
Debt Securities of Province of Neuquén Series I Class I in US dollars – Maturity: 06-12-2016	50,566	—
Par bonds denominated in US dollars – Maturity: 2038 (Reg. by NY law)	13,020	—
Federal Government bonds in US dollars at 7% – Maturity: 2015	8,433	7,407
Debt Securities of the province of Córdoba at 12% – Maturity: 2017	4,316	18,000
Federal Government bonds at 7% – Maturity: 2017	3,399	113
Discount Bonds in US dollars at 8.28% – Maturity: 2033 (Reg. by Arg Law)	248	30
Treasury Bill – Maturity: 01-10-2013	—	314,705
Treasury Bill – Maturity: 01-24-2013	—	49,172
Treasury Bill – Maturity: 03-14-2013	—	24,585
Other	3	10,274

Subtotal Government securities at market value – In foreign currency	718,747	424,286

Subtotal Government securities at market value	1,590,763	1,210,662

Government securities at amortized cost
In pesos:
Province of Buenos Aires Treasury bill – Maturity: 05-29-2014	98,759	—
Province of Tucumán bonds – 1° Series – Maturity: 2018	4,225	2,775
Province of Buenos Aires Treasury Bills – Maturity: 01-31-2013	—	51,819
Province of Buenos Aires Treasury Bills – Maturity: 06-06-2013	—	51,525
Debt Securities of the Province of Entre Ríos Series II Class A – Maturity: 03-26-2013	—	25,757
Province of Chubut Treasury Bills Serie III – Maturity: 05-24-2013	—	20,396
Other	—	24,579

Subtotal Government securities at amortized cost – In pesos	102,984	176,851

In foreign currency:
Argentine saving bond for the economy development in US dollars at 4% – Maturity: 07-27-2016	98,437	—
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity 05-23-2014	37,435	146,341
Debt Securities Class 1 – Chubut development and infrastructure bond in US dollars at 4% – Maturity: 10-21-2019	10,376	—
Province of Tucumán bonds – 2° Series at 9.45% – Maturity: 2015	1,281	4,972
Debt Securities Series II Fixed rate for 360-day term secured in US dollars– Maturity 11-14-2013	—	25,010

Subtotal Government securities at amortized cost – In foreign currency	147,529	176,323

Subtotal Government securities at amortized cost	250,513	353,174

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2013	2012
GOVERNMENT SECURITIES (contd.)

Instruments issued by the Central Bank of Argentina (1)
In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	12,980	35,040
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	35,647	90,843

Subtotal instruments issued by Central Bank of Argentina	48,627	125,883

Securities under reverse repurchase agreements (1)
In pesos:
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	124,404	270,659
Secured bonds under Presidential Decree 1579/02 at 2% - Maturity: 02-04-2018	94,130	12,509
Federal Government bonds at Badlar Private + 3.00% – Maturity: 2015	47,460	8,336
Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	40,620	21,040
Discount bonds at 5.83% – Maturity: 2033	26,176	59,815
GDP - Related Securities – Maturity: 2035	14,672	—
Consolidation bonds – 6° Series – Maturity: 2024 at 2%	9,500	38,628
Consolidation bonds – 8° Series – Maturity: 2022	1,460	—
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	—	216,347

Subtotal securities under reverse repurchase agreements – In pesos	358,422	627,334

In foreign currency:
Federal Government bonds in US dollars at 7% - Maturity: 2017	156,418	2,885
Federal Government bonds in US dollars at 7% - Maturity: 2015	35,760	3,077
GDP – Related Securities – Maturity: 2035	810	—
Federal Government bonds at Libor - Maturity: 2013	—	70

Subtotal securities under reverse repurchase agreement – In foreign currency	192,988	6,032

Subtotal securities under reverse repurchase agreement	551,410	633,366

Total government securities	2,441,313	2,323,085

PRIVATE SECURITIES

Investments in listed private securities – Shares (1)
In pesos:
Tenaris S.A.	2	1
Siderar S.A.	1	—
Grupo Financiero Galicia S.A.	—	8,414
IRSA Inversiones y Representaciones S.A.	—	384

Subtotal listed private securities – Shares - In pesos	3	8,799

In foreign currency:
Petroleo Brasileiro S.A. Petrobras	—	11, 194

Subtotal listed private securities – Shares - In foreign currency	—	11,194

Total private securities	3	19,993

Total government and private securities	2,441,316	2,343,078

(1)	They were valued at market value, except for “Unlisted Central Bank bills and notes (Lebacs/Nobacs)” which were value at amortized cost.

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES

Government securities at market value
In pesos:	480,939	384,416	5,986	675	—	872,016

Federal Government bonds at Badlar Private + 3.00% – Maturity: 2015	211,676	211,930	—	—	—	423,606
Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	215,685	—	—	—	—	215,685
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	48,660	165,445	—	—	—	214,105
Consolidation bonds – 6° Series – Maturity: 2024 at 2%	610	3,252	4,065	236	—	8,163
Consolidation bonds – 7° Series – Maturity: 2016	—	3,427	—	—	—	3,427
Consolidation bonds – 8° Series – Maturity: 2022	—	—	1,921	—	—	1,921
Consolidation bonds of social security payables – 4° Series – Maturity: 2014	1,807	—	—	—	—	1,807
Federal Government bonds at 2% – Maturity: 2014	1,563	—	—	—	—	1,563
Consolidation bonds – Maturity: 2016 at 2%	330	332	—	—	—	662
Consolidation bond of social security payable – 5° Serie – maturity: 2014	536	—	—	—	—	536
Other	72	30	—	439	—	541

In foreign currency:	639,841	65,638	—	13,268	—	718,747

Treasury Bill – Maturity: 01-16-2014	560,546	—	—	—	—	560,546
Treasury Bill – Maturity: 01-09-2014	78,216	—	—	—	—	78,216
Debt Securities of Province of Neuquén Series I Class I in US dollars – Maturity: 06-12-2016	—	50,566	—	—	—	50,566
Par bonds denominated in US dollars – Maturity: 2038 (Reg. by NY law)	—	—	—	13,020	—	13,020
Federal Government bonds in US dollars at 7% – Maturity: 2015	—	8,433	—	—	—	8,433
Debt Securities of the province of Córdoba at 12% – Maturity: 2017	1,079	3,237	—	—	—	4,316
Federal Government bonds at 7% – Maturity: 2017	—	3,399	—	—	—	3,399
Discount Bonds in US dollars at 8.28% – Maturity: 2033 (Reg. by Arg Law)	—	—	—	248	—	248
Other	—	3	—	—	—	3

Government securities at amortized cost	—	—	—	—	—
In pesos:	99,719	3,265	—	—	—	102,984

Province of Buenos Aires Treasury bill – Maturity: 05-29-2014	98,759	—	—	—	—	98,759
Province of Tucumán bonds – 1° Series – Maturity: 2018	960	3,265	—	—	—	4,225

In foreign currency:	38,076	106,859	2,594	—	—	147,529

Argentine saving bond for the economy development is US dollars at 4% – Maturity: 07-27-2016	—	98,437	—	—	—	98,437
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	37,435	—	—	—	—	37,435
Debt Securities Class 1 – Chubut development and infrastructure bond in US dollars at 4% – Maturity: 10-21-2019	—	7,782	2,594	—	—	10,376
Province of Tucumán bonds – 2° Series at 9.45% – Maturity: 2015	641	640	—	—	—	1,281

Instruments issued by the Central Bank of Argentina	48,627	—	—	—	—	48,627

In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	12,980	—	—	—	—	12,980
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	35,647	—	—	—	—	35,647

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES (contd.)

Securities under reverse repurchase agreements (1)
In pesos:	358,422	—	—	—	—	358,422

Unlisted Central Bank of Argentina bills and notes (Lebacs/ Nobacs)	124,404	—	—	—	—	124,404
Secured bonds under Presidential Decree 1579/02 at 2% - Maturity: 02-04- 2018	94,130	—	—	—	—	94,130
Federal Government bonds at Badlar Private+ 3.00% – Maturity: 2015	47,460	—	—	—	—	47,460
Federal Government bonds at Badlar Private + 2.75% – Maturity: 2014	40,620	—	—	—	—	40,620
Discount bonds at 5.83% – Maturity: 2033	26,176	—	—	—	—	26,176
GDP - Related Securities – Maturity: 2035	14,672	—	—	—	—	14,672
Consolidation bonds – 6° Series – Maturity: 2024 at 2%	9,500	—	—	—	—	9,500
Consolidation bonds – 8° Series – Maturity: 2022	1,460	—	—	—	—	1,460

In foreign currency:	192,988	—	—	—	—	192,988

Federal Government bonds in US dollars at 7% - Maturity: 2017	156,418	—	—	—	—	156,418
Federal Government bonds in US dollars at 7% - Maturity: 2015	35,760	—	—	—	—	35,760
GDP – Related Securities – Maturity: 2035	810	—	—	—	—	810
Total government securities	1,858,612	560,178	8,580	13,943	—	2,441,313

PRIVATE SECURITIES

Investments in listed private securities
In pesos:	—	—	—	—	3	3

Tenaris S.A.	—	—	—	—	2	2
Siderar S.A.	—	—	—	—	1	1

Total private securities	—	—	—	—	3	3

Total government and private securities	1,858,612	560,178	8,580	13,943	3	2,441,316

22.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non-financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

BANCO MACRO S.A. AND SUBSIDIARIES

The classification of the loan portfolio in this regard was as follows:

	As of December 31,
Description	2013	2012
Non-financial government sector	640,158	586,557
Financial sector	364,897	299,250
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	1,054,255	598,045
- With Senior “B” guarantees	2,874,422	1,874,233
- Without Senior guarantees	10,595,442	9,854,811
Consumer
- With Senior “A” guarantees	318,771	50,366
- With Senior “B” guarantees	1,618,707	1,205,096
- Without Senior guarantees	22,562,198	17,621,395
Less: Allowance	(1,006,495)	(887,156)

Total loans, net of allowance	39,022,355	31,202,597

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2013	2012
Argentina	39,946,041	32,003,233
British Virgin Islands	78,001	66,683
Uruguay	4,413	18,989
Spain	173	22
United States of America	101	60
Germany	35	—
Brazil	27	—
United Kingdom	16	—
India	16	—
France	13	57
Italy	14	—
Bolivia	—	409
Hong Kong	—	287
Algeria	—	9
Peru	—	4
Less: Allowance	(1,006,495)	(887,156)

Total loans, net of allowances	39,022,355	31,202,597

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2013	2012
Retail loans	17,762,834	13,432,743
Agricultural livestock- Forestry-Fishing- Mining - Hunting	4,155,033	4,191,012
Foodstuff and beverages	2,894,059	2,393,940
Retail and consumer products	3,484,567	2,260,041
Construction	1,767,016	1,594,771
Other services	1,682,547	1,920,122
Transportation, storage and communications	1,299,210	871,237

BANCO MACRO S.A. AND SUBSIDIARIES

Economic Activity (Contd.)	2013	2012

Manufacturing and wholesale	1,247,855	754,009
Chemicals	1,097,191	883,970
Governmental services	870,545	764,150
Financial Services	828,678	760,903
Real estate, business and leases	739,238	527,821
Hotels and restaurants	184,876	93,902
Electricity, oil, water	164,620	210,974
Other	1,850,581	1,430,158

Total loans	40,028,850	32,089,753
Less: Allowance	(1,006,495)	(887,156)

Total loans, net of Allowance	39,022,355	31,202,597

23.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION

The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

Description	As of December 31,
	2013	2012

Without preferred guarantees	2,823,611	2,430,619
With preferred guarantees	88,928	182,745
Allowances	(232,290)	(233,123)

	2,680,249	2,380,241

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

Description	As of December 31,
	2013	2012

Corporate bonds — Unlisted (1)	270,690	141,560
Certificates of participation in financial trusts — Unlisted (1)	297,738	413,537
Debt securities in financial trusts — Unlisted	424,399	426,272

Total investments in unlisted private securities	992,827	981,369

(1)	As of December 31, 2013 and 2012, the Bank booked allowances for impairment in value amounting to 229,354 and 229,866, respectively (see also Note 26).

As of December 31, 2013, maturities for the private securities disclosed above are as follows:

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date		Total

Corporate bonds —Unlisted	40,597	225,473	4,620	—	—		270,690

Certificates of participation in financial trusts —Unlisted	50,569	19,984	—	3,353	223,832	(1)	297,738

Debt securities in financial trusts —Unlisted	324,850	91,631	7,918	—	—		424,399

Total investments in unlisted private securities	416,016	337,088	12,538	3,353	223,832		992,827

(1)	As of December 31, 2013 the Bank booked allowances for impairment in value amounting to 223,832.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2013	2012

Amounts receivable from spot and forward sales pending settlement

Receivables from repurchase agreements of government securities	576,408	642,462
Receivable from spot sales of government and private securities pending settlement	130,384	55,392
Receivables from forward sales of government securities pending settlement	65,933	—
Receivables from spot sales of foreign currency settlement	1,800	—

	774,525	697,854

Securities and foreign currency receivable from spot and forward purchases pending settlement

Forward purchases of securities under repurchase agreements	162,950	187,731
Spot purchases of government and private securities pending settlement	44,025	2,227
Spot purchases of foreign currency pending settlement	1,799	—
Other spot purchases pending settlement	—	26,186

	208,774	216,144

Amounts payable for spot and forward purchases pending settlement

Payables for forward purchases of securities under repurchase agreements	185,838	156,722
Payables for spot purchases of government securities pending settlement	16,593	132
Payables for spot purchases of foreign currency pending settlement	1,800	—
Other payables for spot purchase pending settlement	37,710	45,459

	241,942	202,313

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repurchase agreements	678,949	695,137
Spot sales of government and private securities pending settlement	128,506	44,593
Forward sales of government securities pending settlement	1,798	—
Other forward sales pending settlement	54,317	—

	863,570	739,730

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 4.5.h). The fair value of these instruments were:

	End-of-year fair value
Description	2013	2012

Assets	208,743	216,116
Liabilities	863,573	739,702

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

BANCO MACRO S.A. AND SUBSIDIARIES

24.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

24.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
Description	Estimated useful life (years)	2013	2012

Buildings	50	565,543	524,977
Furniture and facilities	10	194,085	172,609
Machinery and equipment	5	655,412	552,913
Vehicles	5	68,353	60,089
Other	—	25	1,265
Accumulated depreciation		(747,755)	(657,851)

Total		735,663	654,002

Depreciation expense was 98,666, 85,037 and 72,972 as of December 31, 2013, 2012 and 2011, respectively.

24.2	Other assets

Other assets consisted of the following as of December 31, 2013 and 2012:

	As of December, 31
Description	Estimated useful life (years)	2013	2012

Works in progress (1)	—	119,603	55,557
Works of art	—	1,187	1,196
Prepayments for the purchase of assets	—	20,195	13,256
Foreclosed assets	50	9,761	6,064
Leased buildings	50	605	605
Stationery and office supplies	—	12,128	10,712
Other assets (2)	50	215,383	194,602
Accumulated depreciation		(14,192)	(13,547)

Total		364,670	268,445

(1)	Includes 87,309 related to a new corporate building tower that is being constructed by the Bank. See also Note 33.16.
(2)	Mainly includes improvement to properties leased by the Bank to be used in the normal course of business.

Depreciation expense was 3,051, 2,065 and 2,152 as of December 31, 2013, 2012 and 2011, respectively.

24.3	Operating Leases

As of December 31, 2013, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

BANCO MACRO S.A. AND SUBSIDIARIES

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2014	50,300
2015	32,517
2016	15,931
2017	5,578
2018	3,011
2019 and after	4,738

Total	112,075

As of December 31, 2013, 2012 and 2011, rental expenses amounted to 77,713, 58,894 and 51,364, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

25.	INTANGIBLE ASSETS

25.1	Goodwill:

As of December 31, 2013 and 2012 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2013	2012

Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 13,986 as of December 31, 2013 (a)	10	4,257	6,086
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 48,981 as of December 31, 2013 (b)	10	17,061	23,665
Goodwill for the purchase of Banco Privado de Inversiones S.A., net of accumulated amortization of 18,735 as of December 31, 2013 (c)	10	37,470	43,090

Total		58,788	72,841

(a)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

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

Under Central Bank rules, this transaction resulted in Banco Macro’s positive goodwill amounting to 18,242, which is amortized over ten years and no impairment is required.

(b)	On August 11, 2006, the Bank acquired 92.73% of the capital stock of Nuevo Banco Bisel in the amount of 19,509. The assets transferred amounted to 1,824,644 and the liabilities assumed amounted to 1,804,534.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 66,042, which is amortized over ten years and no impairment is required.

BANCO MACRO S.A. AND SUBSIDIARIES

(c)	On September 22, 2010, the Bank acquired 100% of the capital stock of Banco Privado de Inversiones S.A. in the amount of USD 23.3 million, out of which, USD 10.4 million was related to an escrowed amount, as provided in the purchase agreement. The assets transferred amounted to 403,686 and the liabilities assumed amounted to 368,034.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 56,205, which is amortized over ten years and no impairment is required.

Amortization expense on goodwill was 14,052, 14,052 and 14,052 as of December 31, 2013, 2012 and 2011, respectively.

25.2.	Organization and development costs:

As of December 31, 2013 and 2012, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2013	2012

Cost from information technology projects (a)	5	224,572	156,360
Organizational cost (b)	5	2,566	1,676
Other capitalized cost (c)	5	58,053	57,654

Total		285,191	215,690

(a)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.
(b)	Under Central Bank rules, the Bank records cost inherent to the set up and organization of the Bank.
(c)	Under Central Bank rules, the Bank records cost inherent to the improvement in building leased.

Amortization expense was 89,019, 132,549 and 78,083 as of December 31, 2013, 2012 and 2011, respectively, which was recorded in Administrative expenses and Other expenses.

Intangible assets changed as follows during fiscal years ended December 31, 2013, 2012 and 2011:

	Fiscal year ended December 31,
	2013	2012	2011

Balance at the beginning of the fiscal year	288,531	319,518	297,297
Additions	158,519	117,978	114,389
Decreases	—	(2,364)	(33)
Amortization expense (1)	(103,071)	(146,601)	(92,135)

Balance at the end of the fiscal year	343,979	288,531	319,518

(1)	See Note 29.

BANCO MACRO S.A. AND SUBSIDIARIES

26.	ALLOWANCES AND PROVISIONS

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

Difference from court deposit dollarization: recorded under Central Bank’s rules to cover the difference from court deposit dollarization (see Note 2.).

The followings are the changes in the Bank’s allowances and provisions:

	As of December 31, 2013
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year

Allowances
- Loans	887,156	707,370	(24,606)	(563,425)	1,006,495
- Other receivables from financial intermediation	233,123	5,236	(2,831)	(3,238)	232,290
- Receivables from financial leases	6,599	912	(10)	(2,486)	5,015
- Investment in other companies	1,379	76	(125)	—	1,330
- Other receivables	9,282	1,722	(894)	(3,181)	6,929

Total of allowances	1,137,539	715,316	(28,466)	(572,330)	1,252,059

Provisions
- Granted guarantees	5	4,804	(3)	—	4,806
- Other loss contingencies	114,566	38,364	(556)	(21,100)	131,274
- Difference from court deposit dollarization	17,112	6,632	—	(443)	23,301

Total of provisions	131,683	49,800	(559)	(21,543)	159,381

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31, 2012
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year

Allowances
- Loans	599,224	688,966	(24,495)	(376,539)	887,156
- Other receivables from financial intermediation	238,712	7,044	(7,529)	(5,104)	233,123
- Receivables from financial leases	5,620	1,147	(98)	(70)	6,599
- Investment in other companies	2,129	84	(834)	—	1,379
- Other receivables	12,908	1,512	(729)	(4,409)	9,282

Total of allowances	858,593	698,753	(33,685)	(386,122)	1,137,539

Provisions
- Granted guarantees	24	—	(19)	—	5
- Other loss contingencies	98,038	39,468	(390)	(22,550)	114,566
- Difference from court deposit dollarization	14,754	2,433	—	(75)	17,112

Total of provisions	112,816	41,901	(409)	(22,625)	131,683

	As of December 31, 2011
	Balance at the beginning of the fiscal year	Provision	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Government and private securities	3	—	—	(3)	—
- Loans	514,910	290,651	(26,877)	(179,460)	599,224
- Other receivables from financial intermediation	237,513	5,792	(3,097)	(1,496)	238,712
- Receivables from financial leases	6,021	590	(991)	—	5,620
- Investment in other companies	1,676	963	(510)	—	2,129
- Other receivables	12,961	6,849	(343)	(6,559)	12,908

Total of allowances	773,084	304,845	(31,818)	(187,518)	858,593

Provisions
- Granted guarantees	784	—	(758)	(2)	24
- Other loss contingencies	90,573	38,015	(4,958)	(25,592)	98,038
- Difference from court deposit dollarization	14,473	1,403	—	(1,122)	14,754

Total of provisions	105,830	39,418	(5,716)	(26,716)	112,816

Under Central Bank rules provision for loan losses includes provision for “loans”, “other receivables for financial intermediation” and “receivables from financial leases”.

27.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

27.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2013 and 2012 is 17,029,978 and 14,073,974, respectively.

27.2	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2013			As of December 31, 2012
	Principal	Interest and CER adjustments	Rate	Principal	Interest and CER adjustments	Rate
Short–term liabilities	9,543	133	5.11%	3,856	136	1.00%
Long–term liabilities	12,312	6	8.82%	17,727	6	8.88%

Total	21,855	139		21,583	142

BANCO MACRO S.A. AND SUBSIDIARIES

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

27.3	Banks and international institutions

The Bank borrowed funds under various credit facilities from Banks and international institutions for specific purposes, as follows:

	As of December 31, 2013			As of December 31, 2012
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	325,664	831	2.79%	273,968	2,832	3.89%

Total	325,664	831		273,968	2,832

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

27.4	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2013			As of December 31, 2012
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	4,786	7,168	5.25%	41,777	4,002	8.57%
Long–term liabilities	20,373	23,230	6.66%	11,947	26,057	2.00%

Total	25,159	30,398		53,724	30,059

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

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2013
2015	12,731
2016	13,283
2017	13,956
2018	3,633

43,603

27.5	Other

The rest of liabilities included in “Others liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2013			As of December 31, 2012
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	2,352,716	19	0.01%	1,830,615	38	0.01%
Long–term liabilities (2)	88,161	1,366	4.05%	87,097	1,314	4.13%

Total	2,440,877	1,385		1,917,712	1,352

(1)	Includes mainly pending settlement transactions and payment accounts.

(2)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 87,186 and 83,832 as of December 31, 2013 and 2012, respectively (see Note 7).

BANCO MACRO S.A. AND SUBSIDIARIES

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

These expenses aggregated 335,821, 302,592 and 240,487 for the fiscal years ended December 31, 2013, 2012 and 2011, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

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

Consolidated Statements of Income	2013	2012	2011

Interest and fees on loans	8,464,733	6,082,647	3,955,563
Interest on bearing deposits with other banks	241	185	179
Interest on other receivables from financial intermediation	168,173	60,796	78,726
Interest on securities and foreign exchange purchased under resale agreements	131,467	196,515	46,922
Securities gains, net	344,995	316,053	454,045
Other interest income	61,121	52,730	40,216

Total interest income	9,170,730	6,708,926	4,575,651

Interest on deposits	3,109,168	2,203,766	1,253,098
Interest on securities and foreign exchange purchased under resale agreements	4,612	3,151	8,052
Interest on short-term borrowings	13,391	30,135	36,545
Interest on long-term debt	138,002	109,161	97,838

Total interest expense	3,265,173	2,346,213	1,395,533

Net interest income	5,905,557	4,362,713	3,180,118

Provision for loan losses, net (2)	(435,556)	(525,341)	(204,856)

Net interest income after provision for loan losses	5,470,001	3,837,372	2,975,262

Service charges on deposit accounts and other fees	2,022,656	1,571,838	1,167,667
Credit-card service charges and fees	677,716	477,325	325,988
Other commissions	76,563	68,039	54,240
Foreign currency exchange trading income	44,464	38,660	35,235
Income from equity in other companies	49,634	45,841	43,184
Foreign exchange, net	808,144	386,989	282,698
Other	453,225	339,298	281,282

Total non-interest income	4,132,402	2,927,990	2,190,294

Commissions	205,176	153,194	115,483
Salaries and payroll taxes	2,344,369	1,838,709	1,463,296

Outside consultants and services	134,526	107,476	93,846
Depreciation of bank premises and equipment	99,256	85,870	74,066

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income (Contd.)	2013	2012	2011

Rent	77,229	58,601	51,122
Stationery and supplies	19,301	15,263	12,789
Electric power and communications	101,458	84,172	59,595
Advertising and publicity	103,438	92,526	75,928
Taxes	1,143,337	695,313	488,724
Directors’ and Statutory Audits’ fee	117,077	75,005	59,773
Insurance	18,227	14,626	12,155
Security services	192,874	127,954	89,608
Maintenance, conservation and repair expenses	186,990	127,333	98,824
Amortization of organization and development costs (1)	89,019	132,549	78,083
Amortization of goodwill (1)	14,052	14,052	14,052
Provision for losses on other receivables and other allowances (3)	50,624	43,046	44,345
Other	910,804	738,790	329,167

Total non-interest expense	5,807,757	4,404,479	3,321,727

Income before income tax expense	3,794,646	2,360,883	1,843,829
Income tax expense	1,332,909	853,475	657,621

Income from continuing operations	2,461,737	1,507,408	1,186,208

Net income	2,461,737	1,507,408	1,186,208

Net income attributable to the noncontrolling interest	18,173	13,790	10,111

Net income attributable to the controlling interest	2,443,564	1,493,618	1,176,097

Earnings per common share attributable to controlling interest – stated in pesos	4.18	2.56	1.98

(1)	See Notes 25 and 33.5.
(2)	Mainly includes allowances for loan losses and allowances for Receivables from financial leases, net of those related to Recovered loans.
(3)	Mainly includes provisions for losses, an other receivables and expenses related to contingent liabilities for probable claims, lawsuit and other proceedings, including those related to labor.

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2013, and 2012, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2013	2012
ASSETS

Cash and cash equivalents	12,004,803	9,146,869
Interest-bearing deposits in other banks	594,271	616,509
Federal Funds sold and securities purchased under resale agreements of similar arrangements	576,408	642,462
Trading account assets	1,458,059	1,094,984
Investment securities available for sale	987,388	1,141,551
Loans	40,720,365	32,742,358
Allowance for loan losses	(1,011,800)	(894,668)
Premises and equipment	1,099,882	921,757
Due from customers on acceptances	260,182	251,198
Other assets	1,931,830	1,539,966

Total assets	58,621,388	47,202,986

BANCO MACRO S.A. AND SUBSIDIARIES

	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	30,649,834	25,098,052
Non interest-bearing deposits	12,517,675	10,772,161
Federal Funds purchased and securities sold under repurchase agreements	186,235	156,928
Other short-term borrowings	2,725,422	2,175,591
Long-term borrowings	838,931	667,324
Contingent liabilities	159,381	131,683
Other liabilities	1,605,653	959,406
Bank acceptances outstanding	260,182	251,198
Subordinated corporate bonds	981,142	740,192

Total liabilities	49,924,455	40,952,535

Common stocks	584,485	584,485
Retained appropriated earnings	5,114,202	3,644,797
Retained unappropriated earnings	2,525,478	1,649,471
Other shareholders’ equity	403,266	320,342
Noncontrolling interests	69,502	51,355

Total shareholders’ equity	8,696,933	6,250,450

Total liabilities and shareholders’ equity	58,621,388	47,202,985

30.	OPERATIONS BY GEOGRAPHICAL LOCATION

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2013	2012	2011

Total revenues	13,433,069	9,745,763	6,858,381
Argentina	13,353,720	9,696,746	6,830,506
Bahamas	79,349	49,017	27,875

Net income	2,443,564	1,493,618	1,176,097
Argentina	2,383,265	1,467,608	1,167,157
Bahamas	60,299	26,010	8,940

Total assets	59,295,034	47,894,065	41,179,199
Argentina	57,625,024	46,714,532	40,331,554
Bahamas	1,670,010	1,179,533	847,645

31.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices.

The credit risk of derivatives arises from the potential of the counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparts and obtaining collateral, where appropriate. The following table shows, the notional value of options, swaps and outstanding forward contracts recorded in memorandum accounts as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012

Forward purchases of foreign exchange without delivery of underlying asset (a)	2,916,785	127,918
Forward sales of foreign exchange without delivery of underlying asset (a)	2,109,826	102,665
Interest rate swaps (b)	50,000	85,000
Put options taken (d)	6,676	56,045
Put options sold (c)	—	14,713

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of December 31, 2013 and 2012, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect, on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 50,000 and 85,000, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire between April 30, 2014, and October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

BANCO MACRO S.A. AND SUBSIDIARIES

(c)	Related to put options on BODEN 2013 coupons provided in Presidential Decrees Nos. 905/2002 and 1,836/2002, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government. Boden 2013 matured in October 2013.

(d)	Related to the following options:

d.1)	As of December 31, 2013, this includes a put option taken with Carpoint S.A. of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period between is September 24, 2015, and September 23, 2016, both dates inclusive.

d.2)	As of December 31, 2012, this was related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI. As of the date of issuance of these financial statements, the deadline to exercise the option has been passed, without the Bank having exercised that right.

Net income (loss) resulting from these transactions and repo and reverse repo, for the fiscal years ended December 31, 2013, 2012 and 2011, amount to income (loss) and are included in the “Financial Income - Other”:

Transactions	2013	2012	2011
Premiums on reverse repurchase agreements	143,459	196,393	46,912
Premiums on repurchase agreements	16,666	(3,151)	(8,052)
Interest rate swaps	450	(83)	313
Forwards of foreign currency	100,442	14,547	38,031

Total	261,017	207,706	77,204

31.2.	Credit-related financial instruments

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

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2013	2012
Other guarantees provided not covered by debtors classification regulations	151,489	153,762
Other guarantees provided covered by debtors classification regulations	129,681	129,140
Other covered by debtors classification standards	108,693	97,436
Unused portion of loans granted per debtors classification regulations	—	19,669

(*)	Most of this amount as of December 31, 2013 and 2012, have a remaining maturity of less than one year.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2013	2012

Checks drawn on the Bank pending clearing	973,961	806,139
Checks drawn on other Banks	714,778	497,641

31.3	Trust activities

See Note 13.

32.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

In 2013 the Bank adopted the following Accounting Standards Update (ASU):

•	2011-10 – Property, Plant, and Equipment (Topic 360), Derecognition of in Substance Real State, a Scope Clarification. Under the amendments in this ASU, when a parent (reporting entity) ceases to have a controlling financial interest (as describe in Subtopic 810-10) in a subsidiary that is in substance real state as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2011-11 – Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose both gross and net information about financial instruments, such us sales and repurchase agreements and securities borrowing/lending arrangements, and derivates instruments that are eligible for offset in the statements of financial position and/or subject to a netting arrangement or similar arrangement. In addition, ASU 2013-01 Clarify the scope of Disclosures about Offsetting Assets and Liabilities. There was no transactions with the same counterparty that could be offset.

•	2012-02 – Intangibles - Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. This ASU mainly provides the option to make qualitative assessments about the likelihood that an indefinite-lived intangible assets is impaired to determine whether it should perform a quantitative impairment test. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2012-04 – Technical Corrections and Improvements. The amendments in this ASU cover a wide range of Topics in the Codification. This amendments are mainly related to: (1) Technical Correction and Improvements (Section A) and (2) Conforming Amendments Related to Fair Value (Section B). There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2013-02 – Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this update requires an entity to provide information about the amounts reclassified out of Other Comprehensive Income by component. In addition, an entity is required to present significant amounts reclassified out of Other Comprehensive Income by the respective line items of net income but only if the amount reclassified is require under US GAAP to be reclassified to net income in its entirety in the same reporting period. See Note 33.19.

•	2013-10 - Derivates and Hedging (Topic 815), Amendments in this Update permit the Fed Funds Effective Swap Rate (OIS) to be used as U.S. benchmark interest rate for hedge accounting purpose under Topic 815, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

BANCO MACRO S.A. AND SUBSIDIARIES

33.1.	Income taxes

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

There were no unrecognized tax benefits as of December 31, 2013, 2012 and 2011.

The Bank and its subsidiaries file income tax returns in Argentina. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2008 through 2013 (in addition see Note 16).

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 33.7.a) and b)) are summarized as follows:

	As of December 31,
Description	2013	2012

Deferred tax assets:
Loans (mainly allowances for loan losses)	282,656	219,791
Allowance for loss contingencies	91,717	80,435
Property, equipment and other assets	1,664	—
Net operating loss carry forwards	1,596	8,380
Other	49,379	47,805

Total deferred tax assets	427,012	356,411

Deferred tax liabilities:
Government and private securities	(2,621)	(11,753)
Property, equipment and other assets	—	(3,952)
Intangible assets	(109,465)	(77,844)
Foreign exchange difference	(16,802)	(17,239)

Total deferred tax liabilities	(128,888)	(110,788)

Deferred tax asset	298,124	245,623

Allowance for deferred tax assets	(68,553)	(77,498)

Net deferred tax assets under US GAAP	229,571	168,125

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2013, the consolidated net operating loss carry forwards of 4,560 are as follows:

Expiration year	Amount

2014	96
2015	1,095
2016	68
2017	3,301

4,560

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2013	2012	2011

Net deferred tax assets at the beginning of the year	168,125	128,981	108,024
Net amount recorded in comprehensive income	(5,327)	(14,576)	5,018
Net deferred tax income for the year	66,773	53,720	15,939

Net deferred tax assets at the end of the year	229,571	168,125	128,981

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2013	2012	2011

Income tax in accordance with Central Bank regulations	1,332,909	853,475	657,858

Net deferred tax income	(66,773)	(53,720)	(15,939)

Total income tax expense in accordance with US GAAP	1,266,136	799,755	641,919

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2013	2012	2011

Pre-tax income in accordance with US GAAP	3,745,816	2,351,749	1,840,330
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	1,311,036	823,112	644,116

Permanent differences at the statutory rate:
- Variation of allowances	(8,945)	(244)	(2,116)
- Income not subject to income tax	(66,168)	(56,966)	(25,020)
- Other	30,213	33,853	24,939

Income tax in accordance with US GAAP	1,266,136	799,755	641,919

In Note 33.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, the Bank’s assets would increase by 242,591, 183,925 and 147,767 as of December 31, 2013, 2012 and 2011, respectively. In addition, income would increase by 63,993, 50,734 and 10,499 for the years ended December 31, 2013, 2012 and 2011, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

Besides the adjustment abovementioned, the Bank’s assets related to income tax acquired in business combination transactions, would decrease by 13,020, 15,800 and 18,786 as of December 31, 2013, 2012 and 2011, respectively. In addition, income would increase by 2,780, 2,986 and 5,440 for the years ended December 31, 2013, 2012 and 2011, respectively. Such adjustments are included in Note 33.7 a) and b).

33.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal government sector

As of December 2013, 2012 and 2011, the Bank has guaranteed loans acquired mainly through business combinations (maturing around 2017) which were valued according to Central Bank Communiqué “A” 4898, amount to 311,757, 272,578 and 270,159, respectively (see Note 4.5.c)).

Under US GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate the cash flows expected to be collected over the life of the loan.

The effects of the adjustments required to state such amounts in accordance with US GAAP would decrease assets by 158,214, 146,845 and 150,789 as of December 31, 2013, 2012 and 2011, respectively.

On the other hand, income would decrease by 11,369 for the year ended December 31, 2013 and would increase 3,944 and 18,144 for the years ended December 31, 2012 and 2011, respectively.

Taking into account the terms of loans to the non-financial federal government sector acquired with deteriorated credit quality and considering that, historically, the government has not prepaid them, the Bank does not expect prepayments to occur and, therefore, has concluded that such prepayments need not be considered in the determination of contractual cash flows and cash flows expected to be collected.

The following table, presents the outstanding balance of loans to the non-financial federal government sector acquired with deteriorated credit quality and related carrying amount at the beginning and end of each year:

	Outstanding balance (*) Year ended December 31,		Carrying amount Year ended December 31,
	2013	2012	2013	2012
Beginning of the year	325,548	308,966	119,883	112,602
End of year	343,583	325,548	147,868	119,883

(*)	It includes the undiscounted sum of all amounts, including principal, interest, fees and CER adjustments under the loans owed at the reporting date.

The following table reconciles the amounts of accretable yield of loans to the non-financial federal government sector acquired with deteriorated credit quality at the beginning and end of each year:

	Year ended December 31,
	2013	2012	2011
Accretable yield at the beginning	38,506	26,629	35,757
Accretion	(47,236)	(23,677)	(25,502)
Disposals	(610)	(2,010)	—
Reclassification from nonaccretable yield	79,646	37,564	16,374
Accretable yield at the end	70,306	38,506	26,629

BANCO MACRO S.A. AND SUBSIDIARIES

During 2013, 2012 and 2011, the Bank has not acquired loans or debt securities with deteriorated credit quality. In addition, the Bank applies the income recognition model required by FASB ASC 310-30.

In addition, the following table presents the activity in the allowances required in connection with loans to the non-financial federal government sector acquired with deteriorated credit quality:

	Year ended December 31,
	2013	2012	2011
Beginning balance	4,294	—	20
Provision for loan losses	—	4,294	—
Recoveries	(4,294)	—	(20)

Ending balance	—	4,294	—

b)	Government securities

b.1)	Available for sale securities

As of December 31, 2013, 2012 and 2011 under Central Bank rules, the Bank had mainly unlisted Government securities which were valued at the present value reported by Central Bank rules or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.1) and 4.5.b.2).

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

The effects of the adjustments required to state such amounts (Notes b.1) and b.2)) in accordance with US GAAP would decrease assets by 1,139 and 562 for the years ended December 31, 2013 and 2011, respectively, and would decrease assets by 6,613 as of December 31, 2012.

On the other hand, income would increase by 38,162, 9,654 and 16,971 for the years ended December 31, 2013, 2012 and 2011, respectively.

c)	Instruments issued by Central Bank of Argentina

As of December 31, 2013, 2012 and 2011, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.3 and b.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

BANCO MACRO S.A. AND SUBSIDIARIES

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 41, 62 and 767 as of December 31, 2013, 2012 and 2011, respectively.

On the other hand, income would increase by 105 and 765 for the years ended December 31, 2013 and 2012, respectively, and would decrease 15,980 for the year ended 2011.

d)	Securities in financial trust and other

As of December 31, 2013, 2012 and 2011, the Bank had securities in financial trust and others. Under Central Bank rules, these securities were valued at the quoted price, present values reported by the Central Bank or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.h.3) and 4.5.h.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 14,268, 27,691 and 1,458 as of December 31, 2013, 2012 and 2011, respectively.

On the other hand, income would decrease by 5,148 for the year ended December 31, 2013 and would increase by 8,065 and 25,661 for the years ended December 31, 2012 and 2011, respectively.

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and the fair value of securities classified as available for sale (see Note 29) mentioned in items b.1, c) and d) as of December 31, 2013 and 2012, are as follows:

	As of December 31, 2013
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
Government securities	468,999	473,463	(5,614)	467,849
Instruments issued by Central Bank of Argentina	48,627	48,771	(103)	48,668
Securities in financial trust and other	469,762	485,313	(1,283)	484,030

Total	987,388	1,007,547	(7,000)	1,000,547

	As of December 31, 2012
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
Government securities	641,755	608,068	40,300	648,368
Instruments issued by Central Bank of Argentina	125,883	125,922	23	125,945
Securities in financial trust and other	373,913	394,612	6,992	401,604

Total	1,141,551	1,128,602	47,315	1,175,917

BANCO MACRO S.A. AND SUBSIDIARIES

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Proceeds from sales As of December 31,
Available for sale securities	2013 (*)	2012 (*)	2011 (*)

Government securities	230,888	427,006	49,943
Instruments Issued by Central Bank of Argentina	2,569,222	2,168,122	926,969
Securities in financial trust and others	231,889	8,847	93,355

	3,031,999	2,603,975	1,070,267

(*)	As of December 31, 2013, 2012 and 2011, realized gains as a result of those sales amounted to 67,546, 34,984 and 13,242, respectively.

The amount of the unrealized gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 33.19) is as follows:

Securities	2012	Increase	Decrease	2013

Government securities	40,300	970	(46,884)	(5,614)
Instruments issued by Central Bank of Argentina	23	—	(126)	(103)
Securities in financial trust and other	6,992	15,064	(23,339)	(1,283)

Total	47,315	16,034	(70,349)	(7,000)

Securities	2011	Increase	Decrease	2012

Government securities	42,779	11,833	(14,312)	40,300
Instruments issued by Central Bank of Argentina	1,493	23	(1,493)	23
Securities in financial trust and other	(11,176)	26,755	(8,587)	6,992

Total	33,096	38,611	(24,392)	47,315

Securities	2010	Increase	Decrease	2011

Government securities	60,675	7,369	(25,265)	42,779
Instruments issued by Central Bank of Argentina	(19,240)	21,205	(472)	1,493
Securities in financial trust and other	20,904	2,266	(34,346)	(11,176)

Total	62,339	30,840	(60,083)	33,096

The maturities of available for sale securities as of December 31, 2013 are as follows:

	For the year ended December 31, 2013
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	After 10 years	Total

Government securities	333,717	131,681	2,451	—	467,849
Instrument issued by Central Bank of Argentina	48,668	—	—	—	48,668
Securities in financial trust and other	130,168	337,553	12,858	3,451	484,030

Total	512,553	469,234	15,309	3,451	1,000,547

BANCO MACRO S.A. AND SUBSIDIARIES

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2013, 2012 and 2011 are as follows:

	Gains/(loss) as of December 31,
Trading Securities	2013	2012	2011

Government securities	21,729	23,051	6,300
Other	4,056	(6,311)	(9,549)

	25,785	16,740	(3,249)

The following table, presents the gross unrealized losses and fair value of securities classified as available for sale by length of time for each category of securities that have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

December 31, 2013

Government securities	(11,749)	279,322	(6)	102	(11,755)	279,424
Instrument issued by Central Bank of Argentina	(103)	48,668	—	—	(103)	48,668
Securities in financial trust and other	(12,613)	165,535	(1,584)	23,390	(14,197)	188,925

Total	(24,465)	493,525	(1,590)	23,492	(26,055)	517,017

December 31, 2012

Government securities	(21)	42,760	(173)	47,233	(194)	89,993
Instrument issued by Central Bank of Argentina	(31)	50,781	—	—	(31)	50,781
Securities in financial trust and other	(3,856)	130,260	(3,734)	60,789	(7,590)	191,049

Total	(3,908)	223,801	(3,907)	108,022	(7,815)	331,823

For purposes of determining whether the decline in fair value for these categories of securities qualifies as “other than temporary impairment,” the Bank has considered the following factors:

•	The decline in fair value is not attributable to credit quality. It solely derives from adverse interest rate fluctuations of observable inputs of similar instruments according to their fair value hierarchy.

•	Future principal payments will be sufficient to recover the current amortized cost of these investments.

•	The Bank has the intention to hold these securities at least until their fair value recovers to a level that exceeds their amortized cost.

•	The extent to which the fair value has been less than the amortized cost is not relevant for these categories of securities.

The Bank has concluded that the decline in fair value for these securities does not qualify as “other than temporary impairment.”

The Bank notes that the specific identification method was used in order to determine the cost of securities sold.

BANCO MACRO S.A. AND SUBSIDIARIES

33.3.	Loan origination fees

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

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 111,845, 105,384 and 75,783 as of December 31, 2013, 2012 and 2011, respectively. Income would decrease by 6,461, 29,601 and 28,982 for the years ended December 31, 2013, 2012 and 2011, respectively.

33.4.	Allowance for loan losses

According to FASB ASC 310 “Receivables”, loans are measured at their amortized cost using effective interest rate, after deduction of any allowance for loan losses.

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

Increases in the reserve are based on the deterioration of the quality of existing loans, while decreases in the reserve are based on regulations requiring the charge off of non-performing loans classified as “non-recoverable”. The Bank charges-off non-performing loans on the month following the date on which such loans are classified as “irrecoverable without preferred guarantees” and fully provisioned.

In the case of the consumer portfolio, the charge-off takes place when the loan is approximately 270 days past due. For the commercial portfolio, the situation depends on the individual evaluation of the credit risk. All charged-off loans are registered in off balance accounts while the Bank continues its collection efforts.

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

The Bank’s consumer portfolio consists principally of personal loans and credit card loans. Personal loans include mainly financing granted to clients under the “Plan Sueldo” payroll services. Clients enrolled in this type of services receive their wages directly through their accounts at the Bank. Payments on such loans are debited directly from the clients’ wages on the due date. The most significant factors affecting the Bank’s consumer portfolio’s credit risk are employment rates and real wages.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank’s commercial portfolio is currently diversified among clients of different size (small, medium-sized businesses and corporations) and who are active in different economic sectors (mainly the agricultural, food, services and construction sectors - see Note 22 to the consolidated financial statements). The risks associated with this portfolio are principally related to the specific economic performance of each individual client and to economic factors, such as the price and demand of products and services and competitiveness, among others.

The Bank implements monitoring, control and risk-management systems to maintain the credit risk of its loan portfolios at adequate levels.

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

In addition, under Central Bank rules, based on the overall risk of the portfolio, the Bank records additional loan loss reserves in excess of the minimum required and changes the loan classification as the case may be.

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

As of December 31, 2013 and 2012, the bank had foreclosed assets and did not hold any repossessed assets. See Note 33.15.

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

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, the Bank adopted a policy to fully provision loans which are 180 days past due.

Had US GAAP been applied, the Bank’s assets would decrease by 16,965, 13,448 and 10,828 as of December 31, 2013, 2012 and 2011, respectively. In addition, income would decrease by 3,517 and 2,620 for the years ended December 31, 2013 and 2012, respectively, and would increase by 1,278 for the year ended December 31, 2011.

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

The following table discloses the amounts of loans considered impaired in accordance with FASB ASC 310 updated by ASU 2010-20 as of December 31, 2013 and 2012:

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2013
With no related allowance recorded
Commercial
Mortgage and pledge loans	5,006	4,819	—	4,947	—
Other loans	212	212	—	221	59
Consumer
Documents	1,861	1,818	—	1,829	418
Mortgage and pledge loans	2,487	2,439	—	2,222	341
Personal loans	74,030	72,335	—	71,462	17,587
Other loans	5,592	5,464	—	5,463	963

Total	89,188	87,087	—	86,144	19,368

With an allowance recorded
Commercial
Overdrafts	55,303	54,251	29,133	52,249	40
Documents	39,606	37,255	16,929	39,503	—
Mortgage and pledge loans	59,883	56,265	13,637	59,512	4,557
Credit card	1,278	1,278	707	1,272	—
Other loans	77,297	75,467	34,141	77,265	16,512
Consumer
Documents	2,483	2,440	1,219	2,346	399
Mortgage and pledge loans	4,583	4,491	2,231	4,646	565
Personal loans	54,956	54,097	22,856	55,165	10,412
Other loans	8,287	8,140	3,384	8,382	980

Total	303,676	293,684	124,237	300,340	33,465

Total Commercial	238,585	229,547	94,547	234,969	21,168
Total Consumer	154,279	151,224	29,690	151,515	31,665

BANCO MACRO S.A. AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2012
With no related allowance recorded
Commercial
Other loans	2,198	2,176	—	2,630	115

Consumer
Documents	1,286	1,250	—	1,311	354
Mortgage and pledge loans	2,076	2,035	—	2,706	347
Personal loans	53,613	52,463	—	44,227	11,653
Other loans	3,285	3,193	—	3,345	589

Total	62,458	61,117	—	54,219	13,058

With an allowance recorded
Commercial
Overdrafts	53,337	52,123	33,463	42,525	507
Documents	3,446	3,349	1,795	6,213	—
Mortgage and pledge loans	25,354	25,137	8,614	20,820	3,927
Credit card	172	172	96	118	—
Other loans	92,300	90,306	80,148	82,885	3,608

Consumer
Documents	3,690	3,638	1,205	3,184	416
Mortgage and pledge loans	5,152	5,075	1,756	5,753	586
Personal loans	46,101	45,606	17,007	42,133	6,305
Other loans	8,304	8,179	3,192	6,872	826

Total	237,856	233,585	147,276	210,503	16,175

Total Commercial	176,807	173,263	124,116	155,191	8,157
Total Consumer	123,507	121,439	23,160	109,531	21,076

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

The first component is an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which are loans to individuals and small business customers of the consumer business portfolio. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience.

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

BANCO MACRO S.A. AND SUBSIDIARIES

For consumer loans, upon a TDR modification (see item below c.1) Trouble Debt Restructuring), in accordance with ASC 310-10, the Bank measures impairment of the consumer portfolio based on a present value of expected future cash flows methodology considering all available evidence using the effective interest rate. The amount of the required allowance for loan losses is equal to the excess of the recorded investment over the loan’s impaired value.

In general, commercial loans that are subject to a TDR modification will have been identified as impaired prior to the modification and accounted for under a present value of expected future cash flows methodology. Accordingly, upon a TDR modification, the allowance methodology remains unchanged.

When a TDR loan defaults, the methodology that the Company uses in order to determine the allowance for loan losses is similar to the one used for TDR modifications, for both portfolio segments.

Had US GAAP been applied, the Bank’s assets would increase by 2,839 and 3,819 as of December 31, 2013 and 2012, respectively, and would decrease by 4,043 as of December 31, 2011. In addition, income would decrease by 980 for the year ended December 31, 2013 and would increase by 7,862 and 4,309 for the years ended December 31, 2012 and 2011, respectively.

c.1)	Troubled debt restructuring

A restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include but it not necessary limited to: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

Loans considered TDR during 2013, 2012 and 2011 were as follows:

	2013
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	4	13,988	17,813	17,813	—
Others	1	3,035	3,087	3,087	—

Consumer
Documents	158	3,460	3,620	2,948	672
Mortgage and pledge	18	2,215	2,325	2,222	103
Personal loans	4,637	64,582	72,218	48,390	23,828
Others loans	310	10,472	11,074	8,442	2,632

Total	5,128	97,752	110,137	82,902	27,235

BANCO MACRO S.A. AND SUBSIDIARIES

	2012
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	11	9,683	9,762	9,762	—
Others	4	3,663	3,619	3,619	—

Consumer
Documents	221	4,121	4,596	3,915	681
Mortgage and pledge	19	2,555	2,646	2,438	208
Personal loans	4,982	57,349	64,900	49,512	15,388
Others loans	280	7,963	8,824	7,564	1,260

Total	5,517	85,334	94,347	76,810	17,537

	2011
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Others	4	4,189	3,924	3,924	—

Consumer
Documents	180	2,468	2,692	2,168	524
Mortgage and pledge	28	2,568	2,847	2,177	670
Personal loans	3,727	26,967	30,910	23,204	7,706
Others loans	241	3,682	4,117	3,238	879

Total	4,180	39,874	44,490	34,711	9,779

We consider that a TDR has subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more. Loans considered TDR that have defaulted during the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013
	Number of contracts	Recorded investment

Commercial
Others	1	397

Consumer
Documents	11	123
Mortgage and pledge	4	390
Personal loans	217	2,638
Others loans	24	328

Total	257	3,876

BANCO MACRO S.A. AND SUBSIDIARIES

	2012
	Number of contracts	Recorded investment

Consumer
Documents	8	117
Mortgage and pledge	3	187
Personal loans	160	1,309
Others loans	12	115

Total	183	1,728

	2011
	Number of contracts	Recorded investment

Commercial
Others	1	1,710

Consumer
Documents	15	71
Mortgage and pledge	8	517
Personal loans	242	1,973
Others loans	18	190

Total	284	4,461

c.2)	Allowances - Roll forward

Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2013 and 2012 respectively, is as follows:

	Commercial	Consumer	Total
2013
Beginning balance	205,769	705,338	911,107
Provision for possible loan losses	92,576	625,760	718,336
Charge-off	(34,724)	(531,187)	(565,911)
Recoveries	(23,588)	(1,028)	(24,616)

Ending balance	240,033	798,883	1,038,916

Period end allocated to:
Allowances individually evaluated for impairment	94,547	29,690	124,237
Allowances collectively evaluated for impairment	145,486	769,193	914,679

Ending balance	240,033	798,883	1,038,916

	Commercial	Consumer	Total

2012
Beginning balance	127,581	497,777	625,358
Provision for possible loan losses	104,477	582,474	686,951
Charge-off	(10,935)	(365,674)	(376,609)
Recoveries	(15,354)	(9,239)	(24,593)

Ending balance	205,769	705,338	911,107

Period end allocated to:
Allowances individually evaluated for impairment	124,116	23,160	147,276
Allowances collectively evaluated for impairment	81,653	682,178	763,831

Ending balance	205,769	705,338	911,107

BANCO MACRO S.A. AND SUBSIDIARIES

Impaired loans individually evaluated for impairment for commercial portfolio amounts to 238,585 and 176,807 for the years ended December 31, 2013 and 2012. In addition, non impaired loans collectively evaluated for impairment for commercial portfolio amounts to 15,827,019 and 13,488,186, for the years ended December 31, 2013 and 2012.

Loans individually evaluated for impairment for consumer portfolio amounts to 154,279 and 123,507 for the years ended December 31, 2013 and 2012. In addition, loans collectively evaluated for impairment for consumer portfolio amounts to 24,388,915 and 18,849,078 for the years ended December 31, 2013 and 2012.

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

Had US GAAP been applied, the Bank’s assets would decrease by 12,991, 6,810 and 5,643 as of December 31, 2013, 2012 and 2011, respectively. In addition, income would decrease by 6,181, 1,167 and 2,247 for the years ended December 31, 2013, 2012 and 2011, respectively.

The following table represents the amounts of nonaccruals, segregated by class of loans, including the amount of TDR loans, as of December 31, 2013 and 2012, respectively:

	2013		2012
	Non-accruing loans	Non-accruing TDR loans	Non-accruing loans	Non-accruing TDR loans
Commercial
Overdrafts	49,060	—	52,163	—
Documents	19,481	—	939	—
Mortgage and pledge loans	51,920	12,356	23,443	8,090
Credit card	6,935	—	146	—
Other loans	60,504	9,371	93,779	5,408

Consumer
Overdrafts	20,235	—	20,665	—
Documents	7,024	1,881	5,685	2,597
Mortgage and pledge loans	19,198	4,311	18,185	4,704
Personal loans	263,373	45,665	251,308	36,036
Credit Card	56,925	—	48,393	—
Other loans	19,125	8,231	14,969	6,802

Total	573,780	81,815	529,675	63,637

BANCO MACRO S.A. AND SUBSIDIARIES

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2013 and 2012 were as follows:

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2013
Commercial
Overdrafts	15,431	7,588	25,182	48,201	4,032,516	4,080,717
Documents	12,295	27,745	75,200	115,240	3,150,868	3,266,108
Mortgage and pledge loans	82,696	26,365	129,471	238,532	2,052,897	2,291,429
Credit card	162	112	6,935	7,209	295,004	302,213
Other loans	93,072	42,241	24,450	159,763	5,965,374	6,125,137

Consumer
Overdrafts	17,656	6,386	19,689	43,731	492,511	536,242
Documents	2,029	1,686	5,475	9,190	992,442	1,001,632
Mortgage and pledge loans	14,497	4,457	11,868	30,822	1,463,994	1,494,816
Personal loans	99,692	58,307	141,530	299,529	13,773,531	14,073,060
Credit card	43,943	16,675	62,309	122,927	6,418,652	6,541,579
Other loans	6,899	3,713	10,492	21,104	874,761	895,865

Total	388,372	195,275	512,601	1,096,248	39,512,550	40,608,798

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2012
Commercial
Overdrafts	15,781	5,768	43,436	64,985	3,947,889	4,012,874
Documents	801	431	4,205	5,437	2,685,182	2,690,619
Mortgage and pledge loans	19,807	10,152	14,419	44,378	1,294,428	1,338,806
Credit card	63	22	150	235	115,585	115,820
Other loans	128,478	5,693	54,833	189,004	5,317,870	5,506,874

Consumer
Overdrafts	12,455	6,421	19,900	38,776	418,831	457,607
Documents	1,391	564	4,534	6,489	944,454	950,943
Mortgage and pledge loans	9,794	2,678	9,351	21,823	1,109,322	1,131,145
Personal loans	83,993	50,665	135,602	270,260	10,735,946	11,006,206
Credit card	32,374	17,959	60,504	110,837	4,498,004	4,608,841
Other loans	7,312	2,733	9,722	19,767	798,076	817,843

Total	312,249	103,086	356,656	771,991	31,865,587	32,637,578

BANCO MACRO S.A. AND SUBSIDIARIES

The following table shows the loans balances categorized by credit quality indicators for the years ended December 31, 2013 and 2012:

	2013
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	3,989,944	35,470	—	50,290	5,013	—
Documents	3,222,182	4,320	—	38,980	626	—
Mortgage and pledge	2,186,568	46,421	17,278	40,598	564	—
Credit Card	300,832	104	—	1,141	136	—
Others loans	6,030,140	15,720	5,373	72,191	1,713	—

Consumer
Overdraft	503,169	11,812	9,165	8,308	3,714	74
Documents	981,485	9,589	5,318	3,840	1,400	—
Mortgage and pledge	1,461,239	15,428	4,749	4,785	8,615	—
Personal loans	13,603,568	198,673	145,347	88,814	36,503	155
Credit Card	6,367,389	80,919	49,941	32,697	10,575	58
Others	866,490	10,958	9,270	4,923	4,224	—

Total	39,513,006	429,414	246,441	346,567	73,083	287

	2012
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	3,951,346	8,191	4,025	33,177	16,135	—
Documents	2,668,922	18,251	—	3,301	145	—
Mortgage and pledge	1,281,379	33,984	7,858	14,130	1,455	—
Credit Card	115,607	41	2	150	20	—
Others loans	5,327,309	81,966	7,876	16,149	73,574	—

Consumer
Overdraft	426,818	9,529	6,964	8,581	5,704	11
Documents	935,717	6,870	3,478	3,431	1,447	—
Mortgage and pledge	1,103,772	11,770	4,764	4,133	6,706	—
Personal loans	10,576,177	176,651	124,152	72,453	56,751	22
Credit Card	4,457,004	66,520	40,824	26,668	17,723	102
Others loans	793,231	9,025	3,865	7,227	4,495	—

Total	31,637,282	422,798	203,808	189,400	184,155	135

e)	Off balance sheet credit exposures

In the normal course of business, the Bank enters into transactions involving off balance sheet financial instruments to handle risk management and meet trading and financing needs of its customers and for the Bank’s proprietary trading and assets and liabilities management purposes.

In determining whether to enter into transactions involving off balance sheet financial instruments, the Bank follows the credit policies it uses to grant loans.

The management of the Bank believes that the outstanding off balance sheet items do not represent an unusual credit risk.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank’s exposure to credit loss in the event of the counterparties’ failure to fulfill their commitments to extend credit or their obligations under guarantees granted and foreign trade acceptances is represented by the contractual notional amount of these instruments. See Note 33.12.

The process to determine allowances for off balance sheet credit exposures is similar to the methodology used for loans. The provision charged to expense is determined by management based upon client classification, actual loss experience, current and expected economic conditions, delinquency aging and evaluation of probable losses in the current credit portfolio. Any probable loss amounts are recognized as allowances in the consolidated balance sheet.

33.5.	Intangible assets

a)	Judgments due to court decisions related to foreign currency- denominated deposits

Under Central Bank Rules as mentioned in Note 4.5.k) it includes exchange differences related to the payments and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decisions mentioned in Note 2 to our consolidated financial statements.

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

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease net assets by 69,017, 59,968 and 104,378 as December 31, 2013, 2012 and 2011, respectively. In addition, income would decrease by 9,049 and 606 for the years ended December 31, 2013 and 2011, respectively and would increase by 44,410 for the year ended December 31, 2012.

Besides the adjustment above mentioned, the Bank’s assets related to judgment due to court decisions acquired in business combination transactions, would decrease by 1,673 as of December 31, 2011. In addition, income would increase by 597 for the year ended December 31, 2011 respectively. Such adjustments are included in Note 33.7 a) and b).

b)	Software costs

Under Central Bank Rules, it includes software costs relating to preliminary, application development and post –implementation stages of software development. BCRA GAAP permits the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal- Use Software”.

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 12,175, 17,544 and 9,345 as of December 31, 2013, 2012 and 2011, respectively. In addition income would increase by 5,369 and 8,169 for the years ended December 31, 2013 and 2011, respectively and would decrease by 8,199 for the year ended December 31, 2012.

c)	Organizational costs

Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 “Start Up Costs” also effected in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 2,586, 1,681 and 1,350 as of December 31, 2013, 2012 and 2011, respectively. In addition income would decrease by 905 and 331 for the years ended December 31, 2013 and 2012, respectively and would increase by 539 for the year ended December 31, 2011.

BANCO MACRO S.A. AND SUBSIDIARIES

Besides to the adjustment above mentioned, the Bank’s assets related to Organizational costs acquired in business combination transactions, would decrease by 372 for the year December 31, 2011. In addition, income would increase by 341 for the year ended December 31, 2011. Such adjustment is included in Note 33.7 c).

33.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had US GAAP been applied, the Bank’s liabilities would increase by 152,275, 151,376 and 118,813 as of December 31, 2013, 2012 and 2011, respectively. In addition, income would decrease by 899, 32,563 and 23,752 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Under US GAAP, former FASB ASC 805 “Business Combination” required the acquisition of the controlling interest of Banco del Tucumán S.A. to be accounted for as a business combination applying the purchase method. The additional interest acquired was accounted for as a step acquisition applying the purchase method.

Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The effects of the adjustments required to state such amounts in accordance with US GAAP would decrease assets by 8,515, 10,510 and 13,197 as of December 31, 2013, 2012 and 2011, respectively. In addition income would increase by 1,995 and 2,687 for the years ended December 31, 2013 and 2012, respectively, and would decrease by 2,666 for the year ended December 31, 2011.

b)	Merger of Banco Privado de Inversiones S.A.

As mentioned in Note 3.6, Banco Macro S.A. carried out the legal merger of Banco Privado de Inversiones S.A. with an into the former.

BANCO MACRO S.A. AND SUBSIDIARIES

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

In addition, in 2013 Banco Macro S.A. carried out the legal merger of Banco Privado de Inversiones S.A. with and into the Bank. The result of this transaction was a single shareholder group, including the former non controlling interest of former Banco Privado de Inversiones S.A., owning the consolidated net assets.

Banco Macro S.A. issued 77,860 registered Class B shares to be delivered to the non controlling interest of former Banco Privado de Inversiones S.A. That non controlling interest belonged to subsidiaries of Banco Macro S.A. Therefore, it was a transaction between entities under common control.

Under Central Bank rules, the merger was accounted for based on the carryover value of assets and liabilities as of January 1, 2013 since the merger was retroactively recognized to that date.

Under US GAAP, FASB ASC 805 requires this transaction to be accounted for as a transaction between entities under common control. Therefore, the transaction is recorded at carryover value of assets and liabilities and in consequence, no gain or loss shall be recognized in consolidated net income. In addition, the merger effects were recognized from December 27, 2013 (merger date).

The effects on the Bank’s net assets, to account under US GAAP had been resulted in a decrease by 12,604, 8,306 and 9,528 as of December 31, 2013, 2012 and 2011, respectively. In addition income would decrease by 4,298 for the year ended December 31, 2013 and would increase by 1,222 and 1,122 for the years ended December 31, 2012 and 2011, respectively.

c)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 26,539, 46,437 and 59,097 as of December 31, 2013, 2012 and 2011, respectively. In addition, income would increase by 19,898, 12,660 and 7,947 for the years ended December 31, 2013, 2012 and 2011, respectively.

33.8.	Reporting on Comprehensive Income (loss)

FASB ASC 220 “Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Note 33.19. In the Bank’s case, comprehensive income is mainly affected by cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

BANCO MACRO S.A. AND SUBSIDIARIES

33.9.	Restatement of financial statements in constant pesos

Pursuant to Central Bank rules, the Bank’s financial statements recognize the effects of inflation as described in Note 4.3.

As allowed by the SEC, since the Banking financial statements are restated applying a methodology that comprehensively addresses the accounting for inflation, the effects of general price-level changes recognized in the Bank’s financial statements do not need to be eliminated in reconciling with US GAAP.

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

Under US GAAP, FASB ASC 815 also requires disclosures with the intent to provide users of the financial statements with more information about Derivative Instruments and Hedging Activities.

In the Bank’s case, as mentioned in Note 31.1.b), interest rate contracts are perform in the MAE, as well as private contracts. These derivatives are settled monthly (those perform in the MAE) or quarterly (private contracts).

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

BANCO MACRO S.A. AND SUBSIDIARIES

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2013		2012
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet location (1)	Fair value	Balance sheet location (1)	Fair value

Assets derivatives

Interest rate contracts	Other receivables from financial intermediation	1,717	Other receivables from financial intermediation	—

Foreign exchange contracts	Other receivables from financial intermediation	—	Other receivables from financial intermediation	12

Total assets derivatives		1,717		12

Liability derivatives

Interest rate contracts	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	477

Foreign exchange contracts	Other liabilities from financial intermediation	27,867	Other liabilities from financial intermediation	—

Total liability derivatives		27,867		477

		As of December 31,
		2013	2012	2011
Derivatives not designated as hedging instruments under FASB ASC 815	Location of gain or (loss) recognized in income on derivatives (1)	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives
Interest rate contracts	Financial income- Other / (Financial expense-Other)	450	(83)	313

Foreign exchange contracts	Financial income- Other / (Financial expense-Other)	100,442	14,547	38,031

Total		100,892	14,464	38,344

(1)	According to Central Bank rules.

Had US GAAP been applied, the Bank’s assets would increase by 1,717 and 9,527 as of December 31, 2013 and 2011, respectively, and would decrease by 477 as of December 31, 2012. In addition income would increase by 2,194 and 13,209 for the years ended December 31, 2013 and 2011, respectively, and would decrease 10,004 for the year ended December 31, 2012.

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

BANCO MACRO S.A. AND SUBSIDIARIES

average exchange rate other than at the year-end exchange rate, and resulting differences in translation adjustments between assets and liabilities and components of shareholders’ equity are recognized as other comprehensive income.

Had US GAAP been applied, the Bank’s net income would decrease by 69,536, 27,427 and 14,906 for the years ended December 31, 2013, 2012 and 2011, respectively and these resulting differences recognized as other comprehensive income.

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

The following table sets forth the computation of basic EPS:

	2013	2012	2011
Numerator:

Net income attributable to the controlling interest under US GAAP	2,461,159	1,537,835	1,190,031

Denominator:

Common stock outstanding for the fiscal year (1)	584,485,168	584,485,168	584,485,168

Weighted-average common shares outstanding for the year	584,485,168	584,485,168	593,219,629

Basic EPS attributable to controlling interest under US GAAP – stated in pesos	4.21	2.63	2.01

(1)	See Note 9.

During 2011, the Bank paid 505,312, in cash dividends. Dividend per share amounted to Ps. 0.85. On April 29, 2014, the Regular and Special General Shareholder’s Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends for an amount of up 596,254. In addition see Note 15.

BANCO MACRO S.A. AND SUBSIDIARIES

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

Under Central Bank rules, the Bank has recognized as expenses these costs when they were incurred and the interest has accrued according to the contract terms of the bonds in the period in which it was generated.

Under US GAAP, the Bank recognizes direct incremental costs and interest based on the effective interest method over the life of the loan.

On June 7, 2012 repaid the 1st series of Class 3 nonsubordinated Corporate Bonds.

Had US GAAP been applied, the Bank’s assets would increase by 5,373 and 10,848 as of December 31, 2013 and 2012, respectively, and would decrease by 3,642 for the year ended December 31, 2011. In addition income would decrease by 5,475 and 7,049 for the years ended December 31, 2013 and 2011, respectively, and would increase by 14,490 for the year ended December 31, 2012.

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

As of December 31, 2013 and 2012 the Bank has foreclosed assets amounted to 9,761 and 6,064, respectively.

Had US GAAP been applied, the Bank’s assets would increase by 14,157, 13,501 and 13,477 as of December 31, 2013, 2012 and 2011, respectively. In addition income would increase by 656, 24 and 569 for the years ended December 31, 2013, 2012 and 2011, respectively.

33.16.	Capitalization of interest cost

The bank is constructing a new corporate building tower located in the City of Buenos Aires. The Bank will centralize its office in this new corporate tower. The construction works are expected to be completed in the following years.

Under Central Bank rules, is not allowed to capitalized interest cost from borrowings. Under US GAAP, in accordance with FASB ASC 835-20 “Capitalization of Interest Cost”, if an asset requires a period of time in which to carry out the activities necessary to bring it to the condition and location necessary for its intended use, the interest cost incurred during that period as a result of expenditures for the asset is a part of historical cost of acquiring the asset.

Had US GAAP been applied, the Bank’s assets would increase by 9,415 as of December 31, 2013. In addition, income would increase by 9,415 for the year ended December 31, 2013.

BANCO MACRO S.A. AND SUBSIDIARIES

33.17.	Noncontrolling Interest in Subsidiaries

Central Bank rules require to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 69,502, 51,355 and 37,584 as of December 2013, 2012 and 2011, respectively. In addition income would increase by 18,147, 13,771 and 10,085 for the years ended December 31, 2013, 2012 and 2011.

33.18.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.	2013	2012	2011
Net income in accordance with Central Bank rules		2,443,564	1,493,618	1,176,097

Income taxes
Deferred taxes, net of allowances	33.1.a)	63,993	50,734	10,499
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	33.2.a)	(11,369)	3,944	18,144
Government securities	33.2.b)	38,162	9,654	16,971
Instruments issued by Central Bank of Argentina	33.2.c)	105	765	(15,980)
Securities in financial trust and other	33.2.d)	(5,148)	8,065	25,661
Loan origination fees	33.3	(6,461)	(29,601)	(28,982)
Allowance for loan losses
Credit Card Loans	33.4.b)	(3,517)	(2,620)	1,278
Impaired Loans – Non Financial Private Sector and residents abroad	33.4.c)	(980)	7,862	4,309
Interest recognition – non accrual loans	33.4.d)	(6,181)	(1,167)	(2,247)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	33.5.a)	(9,049)	44,410	(606)
Software costs	33.5.b)	5,369	(8,199)	8,169
Organizational costs	33.5.c)	(905)	(331)	539
Vacation accrual	33.6	(899)	(32,563)	(23,752)
Business combination
Acquisition of Banco de Tucumán S.A.	33.7.a)	1,995	2,687	(2,666)
Merger of Banco Privado de Inversiones S.A.	33.7.b)	(4,298)	1,222	1,122
Other	33.7.c)	19,898	12,660	7,947
Derivative instruments	33.10	2,194	(10,004)	13,209
Foreign currency translation	33.11	(69,536)	(27,427)	(14,906)
Corporate bonds	33.14	(5,475)	14,490	(7,049)
Foreclosed assets	33.15	656	24	569
Capitalization of interest cost	33.16	9,415
Noncontrolling interest in subsidiaries	33.17	18,147	13,771	10,085

Net income in accordance with US GAAP		2,479,680	1,551,994	1,198,411

Less: Net income attributable to the noncontrolling interest		18,521	14,159	8,380

Net income attributable to the controlling interest in accordance with US GAAP		2,461,159	1,537,835	1,190,031

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	2013	2012	2011

Net income in accordance with US GAAP	2,479,680	1,551,994	1,198,411

Other comprehensive income, net of tax:	9,894	27,070	(9,319)

Total comprehensive income, net in accordance with US GAAP	2,489,574	1,579,064	1,189,092

Less: Comprehensive income attributable to noncontrolling interest	18,547	14,232	8,460

Comprehensive income attributable to controlling interest	2,471,027	1,564,832	1,180,632

Total earning per share attributable to controlling interest in accordance with US GAAP – stated in pesos	4.21	2.63	2.01

Weighted average number of shares outstanding (in thousands)	584,485	584,485	593,220

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2013	2012	2011

Shareholders’ equity in accordance with Central Bank rules		8,627,431	6,199,095	4,719,552

Income taxes
Deferred taxes, net of allowances	33.1.a)	242,591	183,925	147,767
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	33.2.a)	(158,214)	(146,845)	(150,789)
Government securities	33.2.b)	(1,139)	6,613	(562)
Instruments issued by Central Bank of Argentina	33.2.c)	41	62	767
Securities in financial trust and others	33.2.d)	14,268	27,691	1,458
Loan origination fees	33.3	(111,845)	(105,384)	(75,783)
Allowance for loan losses
Credit Card Loans	33.4.b)	(16,965)	(13,448)	(10,828)
Impaired Loans – Non Financial Private Sector and residents abroad	33.4.c)	2,839	3,819	(4,043)
Interest recognition – non accrual loans	33.4.d)	(12,991)	(6,810)	(5,643)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	33.5.a)	(69,017)	(59,968)	(104,378)
Software costs	33.5.b)	(12,175)	(17,544)	(9,345)
Organizational costs	33.5.c)	(2,586)	(1,681)	(1,350)
Vacation accrual	33.6	(152,275)	(151,376)	(118,813)
Business combination
Acquisition of Banco de Tucumán S.A.	33.7.a)	(8,515)	(10,510)	(13,197)
Merger of Banco Privado de Inversiones S.A.	33.7.b)	(12,604)	(8,306)	(9,528)
Other	33.7.c)	(26,539)	(46,437)	(59,097)
Derivative instruments	33.10	1,717	(477)	9,527
Corporate bonds	33.14	5,373	10,848	(3,642)
Foreclosed assets	33.15	14,157	13,501	13,477

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2013	2012	2011

Capitalization of interest cost	33.16	9,415	—	—
Noncontrolling interests in subsidiaries	33.17	69,502	51,355	37,584

Banco Macro S.A. Shareholders’ equity in accordance with US GAAP (1)		8,402,469	5,928,123	4,363,134

Noncontrolling interests (2)		(70,055)	(51,534)	(37,375)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		8,332,414	5,876,589	4,325,759

(1)	Includes the effects of other comprehensive income.
(2)	Includes the amount mentioned in Note 33.17 and the effect of adjustments mentioned above.

33.19.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2013, 2012 and 2011 – net of related income tax effects:

	Foreign Currency Items (1)	Unrealized Gains/ (losses) on securities (2)	Accumulated Other Comprehensive Income / (Loss) (3)

Balances as of December 31, 2010.	8,706	40,520	49,226

Other comprehensive income before reclassification (4)	14,906	30,840	45,746

Amounts reclassified from accumulated other comprehensive income (5)	—	(60,083)	(60,083)

Tax effects	(5,217)	10,235	5,018

Balances as of December 31, 2011.	18,395	21,512	39,907

Other comprehensive income before reclassification (4)	27,427	38,611	66,038

Amounts reclassified from accumulated other comprehensive income (5)	—	(24,392)	(24,392)

Tax effects	(9,599)	(4,977)	(14,576)

Balances as of December 31, 2012.	36,223	30,754	66,977

Other comprehensive income before reclassification (4)	69,536	16,034	85,570

Amounts reclassified from accumulated other comprehensive income (5)	—	(70,349)	(70,349)

Tax effects	(24,337)	19,010	(5,327)

Balances as of December 31, 2013.	81,422	(4,451)	76,871

BANCO MACRO S.A. AND SUBSIDIARIES

(1)	See Note 33.11.
(2)	See Note 33.2.
(3)	Includes amounts attributable to the non controlling interest for 26, 73 and 80 for the years ended December 31, 2013, 2012 and 2011, respectively.
(4)	Includes the unrealized gains or losses that had been included in Other Comprehensive Income before they were realized.
(5)	Includes gains or losses that were realized and included in net income of the current period. Under US GAAP, those amounts would be included under “security gain, net” on the consolidated statement of income.

33.20.	Statement of Cash Flows

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

In accordance with Central Bank Communiqué “A” 4,667, cash equivalents include all high liquidity investments with original maturities of three months or less.

Under US GAAP rules, in accordance with FASB ASC 230-10, certain securities did not meet the requirements to be classified as cash equivalents, and instead, are classified as available for sale.

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2013, 2012 and 2011, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities and guaranteed loans exchanging non cash assets or liabilities for other non cash assets or liabilities (among other, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and exchange agreements (mentioned in Note 33.2.a)) with a book value of 251,649, 3,242,125 and 1,360,333, respectively.

The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2013	2012	2011
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	9,957,778	6,901,744	4,260,286
Fees and commissions received	3,400,939	2,626,865	1,952,285
Purchases and sales of trading securities	(405,442)	(722,714)	(386,792)
Other sources of cash	122,995	98,958	107,990

Less:
Interest paid	(3,902,576)	(2,902,328)	(1,528,330)
Fees and commissions paid	(889,886)	(668,688)	(417,852)
Cash paid to suppliers and employees	(3,748,636)	(2,947,585)	(2,314,629)
Increase in intangible assets	(166,195)	(115,600)	(114,381)
(Increase) / Decrease in other receivables from financial intermediation and other assets	(323,630)	2,227,530	(592,715)
Other uses of cash	(963,884)	(827,584)	(50,236)

Net cash provided by (used in) operating activities	3,081,463	3,670,598	915,626

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
	2013	2012	2011

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(5,227,892)	(5,538,912)	(5,595,309)
- Proceeds from sales and maturities of investment securities	5,551,102	5,351,108	9,311,907
Increase in loans and leases, net	(8,462,434)	(7,107,315)	(8,777,230)
Proceeds from sales of Bank premises and equipment	1,225	13,322	23,841
Purchases of Bank premises and equipment	(176,185)	(149,971)	(124,877)

Net cash used in investing activities	(8,314,184)	(7,431,768)	(5,161,668)

Cash provided by (used in) financing activities
Increase in deposits, net	7,194,012	7,078,490	5,374,177
Increase in long term borrowings	403,153	515,104	276,637
Decrease in long term borrowings	(489,411)	(706,851)	(316,138)
Increase in other short term liabilities, net	960,681	465,378	281,277
Own shares reacquired	—	—	(92,919)
Cash dividends paid	(19)	(19)	(505,339)

Net cash provided by financing activities	8,068,416	7,352,102	5,017,695

Increase in cash and cash equivalents	2,835,696	3,590,932	771,652
Cash at the beginning of fiscal year (1)	9,763,378	6,172,446	5,400,794

Cash at the end of fiscal year (1)	12,599,074	9,763,378	6,172,446

(1)	Includes interest bearing deposits.

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2013	2012	2011

Net income for the fiscal year	2,443,564	1,493,618	1,176,097

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	202,987	232,974	167,263
Provision for loan losses, net of reversals	561,067	615,060	280,288
Net income from government and private securities	(334,885)	(644,404)	(447,983)
Foreign exchange differences	500,224	158,580	(175,024)
Equity gain of unconsolidated subsidiaries	(25,162)	(13,303)	(8,358)
Increase from intangible assets	(166,195)	(115,600)	(114,381)
Non-computable VAT credit	38,078	38,078	34,266
Increase in taxes payable	426,352	1,522	399,913
(Decrease) / Increase in other receivables from financial intermediation and other assets	(323,630)	2,227,530	(592,715)
Net (Increase) / Decrease in interest receivable and payable and other accrued income and expenses	(193,007)	15,478	213,021
Non controlling interest in subsidiaries	13,790	13,790	10,111
Net Decrease in other sources of cash	(61,720)	(352,725)	(26,872)

Net cash provided by (used in) operating activities	3,081,463	3,670,598	915,626

BANCO MACRO S.A. AND SUBSIDIARIES

33.21.	Forward transactions pending settlement

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

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 230,445 and 73,006 as of December 31, 2013 and 2012, respectively.

33.22.	Fair value Measurement Disclosures

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

BANCO MACRO S.A. AND SUBSIDIARIES

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

As of December 31, 2013, 2012 and 2011, the Bank has no assets measured at fair value on a nonrecurring basis.

The Bank identified and categorized different assets and liabilities measured at fair value in accordance with the requirements of FASB ASC 820.

The Bank has categorized within Level 1, operations that were valued at market price according to trading on its main market, at the fair value at the closing of the fiscal year. According to the Level 1 category, assets and liabilities traded on active markets were analyzed in order to identify and recognize Level 1 type of instruments that are traded on active market.

The Bank has categorized within Level 2, operations that do not meet the requirements of the standard to be considered within Level 1 and whose fair value can be calculated from observable market information, assets and liabilities associated with similar or comparable instruments. Most fair value estimations were made using the “income approach”, converting future amounts (cash flows or income or expenses) to a single current (that is, discounted) amount, considering an effective interest rate developed on the basis of the “yield curve” methodology taking observable inputs of similar instruments. There are also certain assets and liabilities included in this level for which we used the less active market approach to value them identified identical instruments traded that have a “less active market” and took as inputs observable value trade on its main market at the measurement date. In addition, certain assets have projected flows of principal and interest, using the interest rate agreed on the date of issue, and then discounting these cash flows at the market rate for each asset or liability under analysis, obtaining thus the fair value of each investments. When these methods are used, the fair value measurement reflects current market expectations about those future amounts.

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

In addition, the Bank’s valuation policies and procedures for Level 3 instruments (in the case of the Bank mainly, debt securities like Securities in financial trust and derivative instruments) are under the direction of the accounting and financial management. The Management of the Bank is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the Management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

BANCO MACRO S.A. AND SUBSIDIARIES

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012 are as follows:

	December 31, 2013
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	1,408,094	1,408,094	—		—
- Equity securities	3	3	—		—

Available for sale
- Government securities	467,849	211,969	255,880		—
- Instruments issued by Central Bank	48,668	12,980	35,688	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	41,101	41,101	—		—

Available for sale
- Unlisted Corporate Bonds	274,861	4,618	270,243
- Securities in financial trusts	209,169	—	—		209,169

Forward transactions pending settlement	45,793	45,184	609		—

Other receivables in securities	1,161	1,161	—		—
Derivative instruments	1,717	—	—		1,717

Total Asset	2,498,416	1,725,110	562,420		210,886

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	185,019	184,979	40		—

Derivative instruments	27,867	27,867	—		—

Total liabilities	212,886	212,846	40		—

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO S.A. AND SUBSIDIARIES

	December 31, 2012
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	1,048,248	1,048,248	—		—
- Equity securities	19,993	19,993	—		—

Available for sale
- Government securities	648,368	220,506	427,862		—
- Instruments issued by Central Bank	125,945	35,040	90,905	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	23,579	23,579	—		—

Available for sale
- Unlisted Corporate Bonds	135,193	—	135,193		—
- Securities in financial trusts	266,411	45,222	—		221,189

Forward transactions pending settlement	28,385	26,847	1,538		—

Other receivables in securities	1,714	1,714	—		—

Derivative instruments	12	12	—		—

Total Asset	2,297,848	1,421,161	655,498		221,189

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	44,771	43,188	1,583		—

Derivative instruments	477	—	—		477

Total liabilities	45,248	43,188	1,583		477

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO S.A. AND SUBSIDIARIES

The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

	Fair value measurements using significant unobservable inputs (Level 3)
	December 31, 2013
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	(477)	221,189	220,712
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	2,134	33,764	35,898
- Included in other comprehensive income	—	(18,695)	(18,695)
Purchases, issuances, sales, and settlements
- Purchases	—	49,734	49,734
- Issuances	—	—	—
- Sales	—	—	—
- Settlements	60	(76,823)	(76,763)

Ending balance	1,717	209,169	210,886

	Fair value measurements using significant unobservable inputs (Level 3)
	December 31, 2012
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	9,527	190,953	200,480
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	(2,723)	1,554	(1,169)
- Included in other comprehensive income	—	14,574	14,574
Purchases, issuances, sales, and settlements	—	—	—
- Purchases	—	14,108	14,108
- Issuances	—	—	—
- Sales		—	—
- Settlements	(7,281)	—	(7,281)

Ending balance	(477)	221,189	220,712

BANCO MACRO S.A. AND SUBSIDIARIES

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

	December 31, 2013
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Derivatives	1,717	Income Approach (discounted cash flow)	Discount rate	15% - 21% (20%)

Securities in financial trusts	209,169	Income Approach (discounted cash flow)	Discount rate	20% - 25% (24%)

	December 31, 2012
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Derivatives	(477)	Income Approach (discounted cash flow)	Discount rate	11% - 14% (14%)

Securities in financial trusts	221,189	Income Approach (discounted cash flow)	Discount rate	10% - 28% (22%)

The decision to classify an instrument within Level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, Level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated with external sources) in addition to the unobservable components.

Changes in Fair Value Levels

The Bank monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data.

Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, 2 or 3.

As of December 31, 2013 and 2012, the Bank has not made significant transfers in and out of Level 1, Level 2, and Level 3.

Fair Value Option

FASB ASC 825 “Financial Instruments” allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2013, 2012 and 2011, the Bank did not elect to apply the fair value option.

BANCO MACRO S.A. AND SUBSIDIARIES

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

The following methods and assumptions were used to estimate the fair value for financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section:

•	Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2013 and 2012. Loans and assets subject to financial leases are not normally purchased and sold by the Bank, and there are no active trading markets for most of this portfolio. Accordingly, the Banks estimates are categorized in Level 3 of the Fair Value Hierarchy.

•	Deposits: the Bank’s deposits as of December 31, 2013 and 2012, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for similar deposits. In consequence, Demand Deposits are categorized in Level 1 and Time Deposits are categorized in Level 2 of the Fair Value Hierarchy.

•	Other liabilities from financial intermediation (except Nonsubordinated corporate bonds) and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet. Other liabilities from financial intermediation and Other liabilities are categorized in Level 2 of the Fair Value Hierarchy.

•	Subordinated and Nonsubordinated corporate bonds: as of December 31, 2013 and 2012, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration. These instruments are categorized in Level 2 of the Fair Value Hierarchy.

•	Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

BANCO MACRO S.A. AND SUBSIDIARIES

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2013 and 2012:

	As of December 31,
	2013					2012
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	12,860,529	12,860,529	—	—	12,860,529	10,047,048	10,047,048

Government and private securities	2,441,316	2,036,996	403,221	—	2,440,217	2,343,078	2,349,753

Loans	39,022,355	—	—	37,508,728	37,508,728	31,202,597	29,890,627

Other receivables from financial intermediation	2,680,249	281,188	2,181,276	224,495	2,686,959	2,380,241	2,307,248

Receivables to financial leases	385,860	—	—	361,736	361,736	321,547	313,655

Other receivables	435,343	435,533	—	—	435,533	370,246	370,350

	57,825,652	15,614,246	2,584,497	38,094,959	56,293,702	46,664,757	45,278,681

FINANCIAL LIABILITIES

Deposits	43,427,018	21,626,862	21,802,283	—	43,429,145	36,188,672	36,159,516

Other liabilities from financial intermediation	4,697,731	—	4,798,931	—	4,798,931	3,785,124	3,831,604

Other Liabilities	1,325,701	—	1,325,701	—	1,325,701	790,536	790,536

Subordinated Corporate Bonds	981,142	—	1,290,998	—	1,290,998	740,192	880,257

	50,431,592	21,626,862	29,217,913	—	50,844,775	41,504,524	41,661,913

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

33.23.	Joint venture

As mentioned in Note 3.5., the Bank participates in certain joint ventures. Under Central Bank rules these interests are consolidated through the proportional consolidation method.

Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had US GAAP been applied as of December 31, 2013 and 2012, “Other assets” would have increased by 12,688 and 10,686, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2013 and 2012, income from equity in other companies would have increased by 24,496 and 32,542, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

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

Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 259,183 and 308,498 as of December 31, 2013 and 2012, respectively.

33.25.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 260,182 and 251,198 as of December 31, 2013 and 2012, respectively.

33.26.	Repurchase agreements

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

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 678,552 and 694,930 as of December 31, 2013 and 2012, respectively.

In addition, the measurement adjustments of those securities are included in Note 33.2.

33.27.	Variable Interest Entities (VIE) and other trusts

As mentioned in Note 13., Banco Macro S.A. is involved in several trust agreements.

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

As of December of 31, 2013 and 2012, under FASB ASC 810, TATSA Trust was considered a variable interest entity. In accordance with FASB ASC 810, the Bank was deemed to be the primary beneficiary of this trust and, therefore, the Bank included them in its consolidated financial statements. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

In addition, as of December of 31, 2012, under FASB ASC 810, Tucumán Personal I Trust was considered a variable interest entity and the Bank was deemed to be the primary beneficiary. In consequence, the Bank was required to consolidate it. As a consequence of the settlement of certain securities issued by the trust, as of December 31, 2013 it was not considered a VIE. The Bank maintained the control of the Trust and, in accordance with ASC 810 (under Control Based on Voting Interest model), was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

As of December 31, 2013 and 2012, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes. As mentioned in Note 13., under Central Bank rules, those amounts were recorded principally under “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations

	As of December 31,
	2013	2012
Cash (a)	326	19,992
Loans	—	86,277
Allowance for loan losses	—	(913)
Other assets	13,696	21,456
Total Assets	14,022	126,812
Other liabilities	58	95,444
Total Liabilities (b)	58	95,444

Net Assets	13,964	31,368

(a)	Includes intercompany deposits eliminated in the consolidation process amounted to 326 and 461 as of December 31, 2013 and 2012, respectively.
(b)	Creditors (or beneficial interest holders) of these liabilities do not have recourse against the general credit of the primary beneficiary.

The involvements in variable interest entities do not have a material impact on the primary beneficiary’s financial position, financial performance and cash flows.

See also Note 13. for additional information of the trusts which have been considered variable interest entities.

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2012, TST & AF Trust was not considered a VIE. However, in accordance with FASB ASC 810 (under control based on voting interest model) the Bank was deemed to be the primary beneficiary of these trust and was required to consolidate it. There were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation. On May 15, 2013, the Trust redeemed the 53.34% of the certificates of participation held directly by the Bank, which received property and cash. On May 17, 2013, the Bank sold the remaining certificates of participation.

As a result of consolidating the trusts mentioned in this Note, total assets and liabilities would increase by 9,816 and 64,492 as of December 31, 2013 and 2012, respectively.

In addition, the others trusts mentioned in Note 13.1 were not considered VIE and were classified as investment securities available for sale under FASB ASC 320. See Note 33.2.d).

33.28	Accounting pronouncements (US GAAP)

a)	Liabilities – ASU 2013-04 (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force).

In February 2013, FASB issued ASU 04 “Liabilities”. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: i) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors. ii) Any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Bank does not expect significant impacts from the adoption of this statement.

b)	Foreign Currency Matters – ASU 2013-05 (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force).

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

The amendments in this Update are effective prospectively for fiscal years beginning after December 15, 2013. The Bank does not expect significant impacts from the adoption of this statement.

BANCO MACRO S.A. AND SUBSIDIARIES

c)	Income Taxes – ASU 2013-11 (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB EITF).

In July 2013, FASB issued ASU 11 “Income Tax”. This ASU states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction does not require the Bank to use, and the Bank does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statement as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Bank does not expect significant impacts from the adoption of this statement.

d)	Receivables – Trouble Debt Restructuring by Creditors – ASU 2014-04: Reclassification of Residential Real Estate Collateralized Consumer Mortgage loans upon Foreclosure.

The amendments in this Update are intended to reduce diversity in practice by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate property recognized. Holding foreclosed real estate property presents different operational and economic risk to creditors compared with holdings and impaired loans. Therefore, consistency in the timing of the loan derecognition and presentation of foreclosed real estate properties is of qualitative significance to users of the creditor’s financial statements.

The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The Bank does not expect significant impacts from the adoption of this statement.

e)	Technical Corrections and Improvements Related to Glossary Terms – ASU 2014-06.

The amendments in this Update represent changes to clarify the Mater Glossary of the Codification, consolidates multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary that are not expected to result in substantive changes to the application of existing guidance or create a significant administrative cost to most entities. Additionally, the amendments will make the Mater Glossary easier to understand, as well as reduce the number of terms appearing in the Master Glossary.

The amendments in this Update do not have transition guidance and will be effective upon issuance for both public and nonpublic entities. The Bank does not expect significant impacts from the adoption of this statement.