Form 20-F
period 2014-12-31
Macro Bank Inc.
filed 2015-04-28
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of the event requiring this shell company report.

Commission file number: 001-32827

BANCO MACRO S.A.

(Exact Name of Registrant as Specified in its Charter)

Macro Bank, Inc.

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Sarmiento 447, City of Buenos Aires, Argentina

(Address of registrant’s principal executive offices)

Jorge Scarinci

Finance and Investor Relations Manager

Banco Macro S.A.

401 Sarmiento, 3th Floor

Buenos Aires—C1041AAI, Argentina

Telephone: (+54-11-5222-6730)

Facsimile: (+54-11-5222-7826)

(Name, telephone, e-mail and/or facsimile member and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares Class B ordinary shares, par value Ps.1.00 per share	New York Stock Exchange New York Stock Exchange(*)

(*)	Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

11,235,670 Class A ordinary shares, par value Ps.1.00 per share

573,327,358 Class B ordinary shares, par value Ps.1.00 per share

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

Certain defined terms

In this annual report, we use the terms “the registrant,” “we,” “us,” “our” and the “Bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Banco Macro” refer to Banco Macro S.A. on an individual basis. References to “Class B shares” refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where the context otherwise requires. References to our “2036 Notes” refer to our 9.75% Fixed/Floating Rate Non-Cumulative Junior Subordinated Bonds due 2036. References to our “2017 Notes” refer to our 8.50% Notes due 2017. Except where the context otherwise requires, reference to our “notes” refer to our 2036 Notes and our 2017 Notes.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refer to the federal government of Argentina, the term “Argentine Congress” refer to Argentine National Congress, the legislative branch of the government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “BCBA” refers to the Bolsa de Comercio de Buenos Aires, or the Buenos Aires Stock Exchange, the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Commerce and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency.

The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “U.S. GAAP” refers to generally accepted accounting principles in the United States, “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Central Bank Rules” refers to the accounting and other regulations of the Central Bank. The term “INDEC” refers to the National Statistics Institute (Instituto Nacional de Estadísticas y Censos, “INDEC”).

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Assets and liabilities indexed by CER are adjusted according to the National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano, the “IPCNU”), the new Argentine consumer price index that replaces the prior measurement and will be used on a going forward basis to calculate CER indexation.

Presentation of certain financial and other information

We maintain our financial books and records in Pesos and prepare and publish our consolidated financial statements in Argentina in conformity with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our consolidated financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our consolidated financial statements under Central Bank Rules. However, in reviewing our consolidated financial statements, investors should consider that, in recent years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which are not required to be reflected by adjustments to such financial statements pursuant to local regulations.

Our consolidated financial statements consolidate the financial statements of the following companies:

•	Banco del Tucumán S.A. (“Banco del Tucumán”)

•	Macro Bank Limited (an entity organized under the laws of Bahamas)

•	Macro Securities S.A.

•	Macro Fiducia S.A.

•	Macro Fondos S.G.F.C.I. S.A.

Our audited consolidated financial statements as of and for the three years ended December 31, 2014 included in this annual report have been reconciled to U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2014 for a reconciliation of our consolidated financial statements to U.S. GAAP. See also Item 5.A “Operating and Financial Review and Prospects” for a reconciliation of Central Bank Rules to U.S. GAAP.

Due to the modification of certain disclosure methods for certain items on the consolidated balance sheets and the consolidated statements of income, which did not affect the shareholders’ equity of the Bank, the consolidated financial statements as of December 31, 2012 were modified for the sole purpose of comparability with the consolidated financial statements as of December 31, 2013 and 2014.

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	effects of the global financial markets and economic crisis;

•	deterioration in regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	governmental intervention and regulation (including banking and tax regulations);

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customers loss and revenue losses;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies; and

•	the risk factors discussed under Item 3.D “Risk factors”.

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

We have derived our selected consolidated financial data as of and for the three years ended December 31, 2014 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated financial data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements not included in this annual report. Such financial information has been restated mainly due to the modification of certain disclosure methods for certain accounts and items on the consolidated balance sheets and consolidated statements of income, which did not affect the shareholders’ equity of the Bank. Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2014, as reported by the Central Bank was Ps.8.552 to US$1.00. See Item 10. “Additional Information-Exchange Controls” for additional information regarding Peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2010 (1)	2011 (1)	2012 (1)	2013	2014
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Selected Consolidated Income Statement
Central Bank Rules:
Financial income	3,728,438	4,698,648	6,904,370	9,753,531	14,682,649
Financial expense	(1,330,170)	(1,718,721)	(2,827,590)	(4,021,540)	(6,582,561)
Gross intermediation margin	2,398,268	2,979,927	4,076,780	5,731,991	8,100,088
Provision for loan losses	(215,040)	(273,224)	(600,424)	(540,032)	(664,882)
Service charge income	1,324,541	1,969,173	2,644,731	3,426,324	4,655,788
Service charge expense	(285,271)	(427,954)	(685,392)	(917,807)	(1,215,759)
Administrative expenses	(1,917,408)	(2,488,577)	(3,115,385)	(4,015,356)	(5,498,879)
Other income	167,523	190,560	196,662	253,214	351,203
Other expense	(89,540)	(105,839)	(156,089)	(143,688)	(262,350)
Minority Interest in subsidiaries	(6,868)	(10,111)	(13,790)	(18,173)	(23,492)
Income Tax	(365,775)	(657,858)	(853,475)	(1,332,909)	(1,962,186)
Net income	1,010,430	1,176,097	1,493,618	2,443,564	3,479,531
Net income per share (2)	1.70	1.98	2.56	4.18	5.95
Dividends per share (3)	0.85	0.00	0.00	1.02	1.02
Dividends per share in US$ (3)	0.21	0.00	0.00	0.16	0.12
Number of outstanding shares (in thousands)	594,485	584,485	584,485	584,485	584,563

U.S. GAAP: (4)
Net income before extraordinary items	865,215	1,198,411	1,551,994	2,479,680	3,572,933
Extraordinary Gain
Less: Net income attributable to the non-controlling interest	(5,943)	(8,380)	(14,159)	(18,521)	(25,424)
Net income attributable to the controlling interest	859,272	1,190,031	1,537,835	2,461,159	3,547,509
Net income per share before extraordinary item(s)	1.45	2.02	2.66	4.24	6.11
Total net income per share (5)	1.45	2.01	2.63	4.21	6.07
Weighted average number of outstanding shares (in thousands)	594,485	593,220	584,485	584,485	584,537

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(3)	Includes cash dividends approved by the shareholders’ meetings for each of such fiscal years, if any.
(4)	See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2014 for a summary of significant differences between Central Bank Rules and U.S. GAAP.
(5)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
	2010 (1)	2011 (1)	2012 (1)	2013	2014
	(in thousands of Pesos)
Selected Consolidated Balance Sheet
Central Bank Rules:

Assets

Cash and due from banks and correspondents	5,202,004	6,172,446	10,047,048	12,860,529	15,434,202
Government and private securities	7,030,074	4,396,862	2,343,078	2,441,316	10,312,498
Loans:
to the non-financial government sector	336,430	336,189	586,557	640,158	604,417
to the financial sector	155,701	343,282	299,250	364,897	213,867
to the non-financial private sector and foreign residents	15,932,882	24,238,011	31,203,946	39,023,795	44,108,055
Allowances for loan losses	(514,910)	(599,224)	(887,156)	(1,006,495)	(1,186,044)
Other assets	5,040,342	6,291,633	4,301,342	4,970,834	5,508,639
Total assets	33,182,523	41,179,199	47,894,065	59,295,034	74,995,634
Average assets	27,871,603	34,839,066	44,792,602	53,268,656	67,852,744
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	5,216,109	5,836,211	8,318,383	6,580,041	8,570,055
from the financial sector	15,776	17,731	24,222	26,874	38,683
from the non-financial private sector and foreign residents	18,175,508	23,313,136	27,846,067	36,820,103	46,107,816
Other liabilities from financial intermediation and other liabilities	4,883,090	6,487,435	4,575,660	6,023,432	7,228,056
Provisions	105,830	112,816	131,683	159,381	171,923
Subordinated corporate bonds	598,470	647,753	740,192	981,142	1,287,317
Items pending allocation	7,399	6,981	7,408	7,128	6,966
Minority interest in subsidiaries	27,499	37,584	51,355	69,502	93,001
Total liabilities	29,029,681	36,459,647	41,694,970	50,667,603	63,503,817
Shareholders’ equity	4,152,842	4,719,552	6,199,095	8,627,431	11,491,817
Average shareholders’ equity	3,733,181	4,400,739	5,510,363	7,344,336	10,425,703
U.S. GAAP: (2)
Shareholders’ equity attributable to the controlling interest	3,754,434	4,325,759	5,876,589	8,332,414	11,323,047
Non-controlling interests	28,995	37,375	51,534	70,055	95,479
Shareholders’ equity	3,783,429	4,363,134	5,928,123	8,402,469	11,418,526

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2014 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
Selected consolidated ratios:	2010		2011		2012		2013		2014
Profitability and performance
Net interest margin (%) (1)	11.15		10.93		12.07		13.70		15.74
Fee income ratio (%) (2)	35.58		39.79		39.35		37.41		36.50
Efficiency ratio (%) (3)	51.50		50.28		46.35		43.84		43.11
Ratio of earnings to fixed charges (excluding interest on deposits) (4)	11.42	x	14.37	x	17.63	x	20.70	x	25.04	x
Ratio of earnings to fixed charges (including interest on deposits) (5)	2.24	x	2.32	x	2.00	x	2.14	x	2.01	x

Fee income as a percentage of administrative expense (%)	69.08		79.13		84.89		85.33		84.67
Return on average equity (%)	27.07		26.72		27.11		33.27		33.37
Return on average assets (%)	3.63		3.38		3.33		4.59		5.13
Liquidity
Loans as a percentage of total deposits (%)	70.17		85.43		88.67		92.17		82.11
Liquid assets as a percentage of total deposits (%) (6)	50.96		34.74		31.75		33.34		40.57
Capital
Total equity as a percentage of total assets (%)	12.52		11.46		12.94		14.55		15.32

Regulatory capital as a percentage of risk-weighted assets (%)	24.74		18.26		19.01		25.29		24.02
Asset Quality

Non-performing loans as a percentage of total loans (%) (7)	2.11		1.51		1.78		1.66		1.95
Allowances for loan losses as a percentage of total loans	3.13		2.40		2.76		2.51		2.64

Allowances for loan losses as a percentage of non-performing loans (%) (7)	148.90		159.16		155.39		151.67		135.29

Differences due to court orders (Amparos) as a percentage of equity (%)	1.32		1.08		0.00		0.00		0.00

Operations
Number of branches	404		414		428		430		434
Number of employees (8)	8,197		8,452		8,500		8,613		8,693

(1)	Net interest income divided by average interest earning assets.
(2)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(3)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(4)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(5)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.
(6)	Liquid assets include cash, cash collateral, repos, Lebacs and Nobacs and interfinancing loans.
(7)	Non-performing loans include all loans to borrowers classified as “3- troubled/medium risk,” “4-with high risk of insolvency/high risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank’s Rules” under the Central Bank loan classification system.
(8)	Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included, the number of employees of the Bank would have been 8,209, 8,459, 8,534, 8,708 and 8,728 for 2010, 2011, 2012, 2013 and 2014 respectively. We do not account for such workers as employees, as the Bank does not remunerate them for their services, which are paid directly by the Argentine province where they work.

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

Risks relating to Argentina

Argentina’s economic performance may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, with periods of low or negative growth, high inflation and currency devaluation. Since the 2001 economic crisis, Argentina recovered significantly by increasing at a substantial level its real GDP, at an average of 8.5% on annual basis between 2003 and 2008. As a result of the 2008 world economic crisis, Argentina GDP´s growth rate decreased up to 0.9% in 2009, but it returned to 9.2% growth in 2010 and 8.9% growth in 2011. During 2012, the Argentine economy experienced a slowdown with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund (“IMF”) (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation).

Following changes in the methodology used in calculating GDP, INDEC reported that Argentina´s GDP´s growth rate for 2013 was 3% and 0.5% for 2014. This decrease was principally due to the deceleration of the global economy and macroeconomic conditions in Argentina during 2014.

A less favorable international economic environment, a lack of stability, competitiveness of the Peso against other foreign currencies, the low level of confidence among consumers and foreign and domestic investors, a higher inflation rate and future political uncertainties, among other factors, may affect the development of the Argentine economy and cause volatility in the local capital markets

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic, social and political conditions prevailing in Argentina. No assurance can be given that future economic, social and political developments in Argentina, over which we have no control, will not have a material adverse effect on our business, financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in the global markets.

Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. The global financial crisis that commenced in the last quarter of 2008 negatively affected the economies of several countries around the world, including Argentina and certain of its trading partners. In late 2011, the global financial system experienced unprecedented volatility and disruption. The resulting financial turmoil caused greater restrictions on access to credit, low liquidity, extreme volatility in foreign exchange markets and securities, and capital flight from emerging markets, including Argentina. In this context, and for the first time in history, on August 5, 2011, Standard & Poor’s Financial Services downgraded the debt instruments issued by the United States from “AAA” to “AA+”. On January 13, 2012, Standard & Poor’s Rating Services downgraded the instruments of nine European countries including France and Italy. Financial markets reacted adversely to the crisis, curtailing the ability of certain of these countries to refinance their outstanding debt.

Moreover, emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products.

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

Recent economic slowdowns have led to declines in exports in 2014 of 27% with Chile, 18% with China, 14% with MERCOSUR (Brazil) and 10% with NAFTA (USA and Canada), each as compared to 2013. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

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

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 91% of its defaulted debt that was eligible for restructuring. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. Additionally, on May 29, 2014, the Argentine government and representatives of the Paris Club creditors reached an agreement to clear Argentina’s debt due to the Paris Club creditors, in arrears, in the total amount of US$9.7 billion as of April 30, 2014.

In related cases brought before the U.S. District Court for the Southern District of New York (the “District Court”), the plaintiffs argued that allowing Argentina to make payments under the new bonds issued pursuant to the debt swaps while it remained in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to injunctive relief barring Argentina from making payments on the new bonds without making comparable payments on the original bonds. In late October 2012, the U.S. Court of Appeals for the Second Circuit in New York affirmed the District Court’s ruling that the pari passu clause in the pre-2002 bonds prevents Argentina from making payments unless it makes ratable payments to the holdout creditors at the same time. On November 21, 2012, the District Court specified that ratable payments to the holdout creditors would be the full amount owed on the bonds (including interest) and ordered Argentina to pay approximately US$1.3 billion plus interest owed to the holdout creditors party to such proceedings.

On appeal, the U.S. Court of Appeals for the Second Circuit ordered Argentina to submit a payment plan proposal for the holdout creditors, which Argentina did on March 29, 2013. On August 23, 2013, the U.S. Court of Appeals for the Second Circuit rejected Argentina’s payment proposal and affirmed the District Court’s November 21, 2012 injunctions (the “Injunction”). However, in the same ruling, the U.S. Court of Appeals for the Second Circuit stayed the enforcement of the injunctions pending the resolution by the U.S. Supreme Court of any timely petition for a writ of certiorari. In this regard, Argentina filed a petition for a writ of certiorari on June 24, 2013, which was denied as premature. Later, on February 18, 2014, Argentina and certain holders of the new bonds timely filed petitions for a writ of certiorari. On June 16, 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari in connection therewith and, subsequently, on June 18, 2014, the U.S. Court of Appeals for the Second Circuit lifted its stay on the District Court’s Injunction. Separately, on June 16, 2014, the U.S. Supreme Court affirmed a District Court ruling to compel discovery from certain financial institutions concerning, among other things, Argentina’s assets.

On June 23, 2014, the District Court appointed a special master to mediate settlement negotiations between Argentina and the litigating bondholders. On June 26, 2014, the District Court denied Argentina’s request for a further stay of the Injunction. In addition, on or about June 27, 2014, Argentina transferred to The Bank of New York Mellon, in its capacity as trustee, amounts due June 30, 2014 in respect of certain of its restructured bonds. The District Court, however, prohibited such payment and ordered Argentina and the holders of its non-restructured bonds to agree on a payment schedule. Following negotiations between Argentina and the litigating bondholders, Argentina and such bondholders failed to reach an agreement in respect of its defaulted debt. By July 30, 2014, the end of the grace period provided under Argentina’s relevant restructured bonds for the payment of debt service thereunder, Argentina and the holdout creditors had not arrived on an agreement and The Bank of New York Mellon complied with the order of the District Court to not deliver the funds previously deposited by Argentina for payment to the holders of the restructured bonds under foreign law. While Argentina asserted that it complied with its obligation to the holders of the restructured bonds by making such deposit, and that the indenture trustee had the obligation to deliver such payment, on such date Standard & Poor’s Rating Services downgraded Argentina’s foreign currency credit rating to “selective default”, or “SD”, while on July 31, 2014, Fitch Ratings Inc. downgraded Argentina’s foreign currency issuer default rating to “restricted default”, or “RD”.

On September 11, 2014, the Argentine Congress enacted Law No. 26,984, with the purpose of implementing legal mechanisms to allow restructured bondholders to collect payments under such bonds. Law No. 26,984 established a new account in the name of Nación Fideicomisos S.A. with the Central Bank in order to make payments to restructured bondholders. Furthermore, Law No. 26,984 set forth that the executive branch could implement an exchange of restructured bonds for Argentine law-governed bonds and for French law-governed bonds. As of the date of this annual report, no such mechanism has been implemented by the Argentine government. Separately, during August 2014 the Central Bank revoked The Bank of New York Mellon’s authorization to operate in Argentina. In connection with these and other actions taken by the Argentine government, the District Court held Argentina in contempt on September 29, 2014.

The District Court authorized limited exceptions to the Injunction allowing certain custodians of Argentine law-governed bonds to process payments in August 2014, September 2014 and December 2014. Payments on the remaining restructured bonds have not been processed as a consequence of the Injunction and various restructured bondholders have been seeking the release of such payments in court. As of the date of this annual report, the District Court has not authorized any other such releases or payments.

The continuation and outcome of this litigation may continue to prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, Argentina’s assets, which could have a material adverse effect on the country’s economy and affect our ability to access international financing. In addition, litigation initiated by holdouts could eventually bring Argentina to be considered in default of its obligations and cause acceleration of the existing exchange debt due to cross default clauses which could have a material adverse effect on the on the country’s economy, and consequently, our business, financial condition and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

Foreign shareholders of several Argentine companies, including public utilities, and bondholders that did not participate in the exchange offers described above, have filed claims in excess of US$20 billion in the aggregate with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the government differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. During 2013, Argentina agreed to settle five separate investment treaty arbitration claims at a cost of around US$500 million. As of December 31, 2014, there were ICSID judgments outstanding against Argentina for approximately US$64 million, plus interest and expenses. On April 9, 2015, the ICSID held that Argentina must pay US$405 million in damages for prejudices suffered in relation to the termination of the Aguas Argentinas water and waste water management concession contract in Buenos Aires. Furthermore, the United Nations Commission on International Trade Law (“UNCITRAL”) has issued rulings against Argentina for approximately US$280 million, plus interest and expenses.

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

In May 2013, the Argentine Congress passed a law providing for the expropriation of 51% of the share capital of YPF (Yacimientos Petroliferos Fiscales S.A.), the principal Argentine oil company, which shares were owned by Repsol, S.A. and its affiliates. In February 2015, the Argentine government sent a bill to the Congress in order to revoke certain train concessions, return the national rail network to state control and provide powers to review all concessions currently in force.

In addition, Supply Law No. 26,991 (the “Supply Law”) became effective on September 28, 2014. The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population and grants broad delegations of powers to the enforcement authority to interfere in such processes. The Supply Law also provides that in a situation of shortage or scarcity of goods or services which satisfy basic needs destined to the general welfare of the population, the enforcement authority may order their sale, production, distribution and delivery throughout Argentina.

Furthermore, financial institutions operate in a highly regulated environment. See “—The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy” and “—Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities”. As of the date of this annual report, three different bills to amend the Financial Institutions Law No. 21,526 as amended (the “Financial Institution Law”) have been put forth for review in the Argentine Congress, seeking to amend different aspects of the Financial Institutions Law. A thorough amendment of the Financial Institutions Law would have a substantial effect on the banking system as a whole.

Moreover, the Argentine government has in the past enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. Employers, both in the public and private sector, have also been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates.

Actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits foreign exchange controls and potential changes in the foreign exchange market, have had and could continue to have a material adverse effect on Argentina´s economic growth and in turn affect our financial condition and results of operations. In addition, any additional Argentine government policies to preempt, or in response to, social unrest could adversely and materially affect the economy, and thereby our business.

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

In addition, during recent years, the Argentine government has increasingly issued regulations and taken certain actions seeking to control the value of the Peso and offset mismatches on the country’s balance of payments. Such measures, among others, may affect diplomatic commercial relations among Argentina and its trading partners, affecting the trade balance.

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

Since 2002, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree No. 616/2005, which established additional controls on capital inflows and outflows. In addition, since 2011, the Argentine government has increased controls on the incurrence of foreign currency-denominated indebtedness, the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Furthermore, new regulations have been issued since 2012 pursuant to which certain foreign exchange transactions are subject to prior approval by Argentine tax authorities. For more information, see Item 10.D “Exchange Controls”.

Since the enhancement of exchange controls in November 2011, it is widely reported that in the countries where the Peso (bill) is traded, the Peso/U.S. dollar exchange rate differs substantially from the official foreign exchange rate in Argentina. Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$31.5 billion as of March 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us.

Additional controls could have a negative effect on the economy and on private sector companies, including our business, and may adversely affect Argentine entities’ ability to access the international capital markets for credit. Furthermore, in such event, the imposition of future restrictions on the transfers of funds abroad may impede our ability to transfer dividends to ADS holders or interest or principal payments to the holders of our notes.

A decline in the international prices for Argentina’s main commodity exports or a climate disaster could have an adverse effect on Argentina’s economic growth.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes (witholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices.

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

In recent years, Argentina has confronted inflationary pressure, as evidenced by significantly higher fuel, energy and food prices. According to inflation data published by the INDEC, the Argentine consumer price index (“CPI”) increased 10.8% in 2012 and 10.9% in 2013. The wholesale price index increased 13.1% and 14.8%, respectively. These amounts differed with private estimates during such periods.

Since 2007, INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, experienced a controversial process of institutional reforms. The accuracy of the statistical information released by the INDEC has been called into question by numerous private sectors and the IMF. In February 2014, after a long period of analysis, the INDEC created a new index, the National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano, the “IPCNU”), that aims to more broadly reflect changes in consumer prices by measuring 520 products and services in all of Argentina’s 23 provincial capitals, the City of Buenos Aires and major cities in the country, which total 40 urban areas. This new index shows an inflation rate of 23.9% in 2014, 1.1% in January 2015, 0.9% in February 2015 and 1.3% in March 2015.

In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption that also affects employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively impacting long-term credit markets.

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

During the past years, Argentina’s relations with the IMF have been strained. Due to generalized complaints against INDEC’s quality of official data, in December 2010, Argentina accepted to begin working with the IMF for technical assistance in order to prepare a new CPI with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC. In addition, on February 1, 2013 the IMF issued a declaration of censure against Argentina in connection with its failure to address the quality of the official data reported to the IMF for CPI and Gross Domestic Product (GDP). Furthermore, on December 9, 2013 the IMF recognized Argentina’s ongoing work and intention to introduce a new national CPI in early 2014. The IMF also noted that Argentina was working to address shortcomings in its GDP data.

As a result, the IMF adopted a decision calling on Argentina to implement specified actions to address the quality of its official CPI and GDP data according to a specified timetable. Such specified actions include the public release of a new national CPI and revised GDP estimates, by the end of March 2014. On February 13, 2014, the INDEC published the IPCNU, agreed by the IMF. Moreover, in March 2014, the Argentine government announced a new method of calculating GDP (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation).

In December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index.

If the IMF finds that the methodology of INDEC for calculating a new national CPI or GDP is inaccurate, or concludes that its methodology shall be adjusted, that could derive in financial and economic hazards for Argentina, including lack of financing from such organization. If these measures are adopted, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn would adversely affect our financial condition and results of operations.

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

During 2013, the stock of the international reserves of the Central Bank decreased from US$44.3 billion in 2012 to US$30.6 billion in 2013, mainly due to financing private deficit and payment of Argentine external indebtedness, in spite of the restrictions imposed by the Argentine government on the foreign exchange market since 2011.

In order to contain the fall in reserves, the Central Bank accelerated the rate of nominal devaluation of the Peso. During the first quarter of 2014, the Peso-U.S. dollar exchange rate has significantly increased, resulting in a strong devaluation of the Peso from Ps.6.9120 per dollar to Ps.8.0183 per dollar in two days. The value of Peso gradually depreciated during 2014. See Item 10.D “Exchange Controls—Exchange rates”. The stock of international reserves of the Central Bank was US$31.4 billion as of December 31, 2014 and US$31.5 billion as of March 31, 2015.

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

Our primary assets and revenues are denominated in Pesos while approximately 13% of our total assets and 12% of our total liabilities are denominated in foreign currencies.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditure. In 2014, public sector expenditure increased by 43% year over year and the government reported primary fiscal deficit. During recent years, the Argentine government has resorted to the Central Bank and to the ANSES to source part of its funding requirements.

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

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank (the “Central Bank’s Charter”) and Law No. 23,298 (the “Convertibility Law”). This new law amends the objectives of the Central Bank (established in its charter) and removes certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

The key component of the amendment of the Central Bank Charter relates to the use of the international reserves and the implementation of polices by the Central Bank in order to interfere in the fixing of interest rates and terms of loans to financial institutions.

Pursuant to this amendment, Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. dollars held by the Argentine government in the Central Bank have significantly decreased, from US$44.3 billion in 2012 to US$30.6 billion in 2013, while during 2014 the reserves slightly increased up to US$31.4 billion as of December 31, 2014. The stock of the international reserves of the Central Bank was US$31.5 billion as of March 31, 2015.

The use of Central Bank reserves for the expanded purposes may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

Increased uncertainty due to the upcoming Presidential and Congressional elections could have an adverse effect on the Argentine economy.

Presidential and Congressional elections in Argentina are scheduled to take place on October 25, 2015. There is a general uncertainty as to who will win the elections and what impact the outcome could produce on the Argentine economy. The uncertainty about the probable outcomes of the general elections and the measures to be subsequently taken could have an adverse effect on financial institutions and the Argentine economy as a whole.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on the growth of long-term credit market.

In recent years, the loan portfolio of the Argentine financial system grew significantly. Loans to the private sector grew by approximately 32% in 2012, 31% in 2013 and 20% in 2014 for the financial system as a whole. In spite of the recovery of credit activity, the long-term loans market (pledged loans and mortgage loans) did not grow at the same pace and grew only 7% to the private sector in 2014.

Since most deposits are short-term deposits, a substantial portion of the loans must have the same maturity, and there is a small portion of long-term credit lines.

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

As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009. Total deposits with the financial system increased by 29% in 2012, 26% in 2013 and 30% in 2014 but the ratio of total financial system deposits to GDP is still low when compared to international levels and lower than the periods prior to the crisis. The average total deposits of the Argentine financial system represented 20% of GDP during 2014.

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

Financial institutions have bonds of, and loans to, the Argentine federal and provincial governments as part of their portfolios. Exposure to public sector of the financial system has decreased year after year, from 48.9% in 2002 to 9.1% in 2014.

As of December 31, 2014, our exposure to the public sector, not including Lebacs (Letras del Banco Central) and Nobacs (Notas del Banco Central), totaled approximately Ps.3.5 billion, representing 4.7% of our total assets.

To some extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or the international financial crisis.

The capacity of many Argentine private sector debtors to repay their loans has deteriorated as a result of certain economic events in Argentina or the international economic crisis, materially affecting the asset quality of financial institutions, including us. From the end of 2008, we had consistently established large allowances for loan losses to cover the risks inherent to our private sector loan portfolio.

From 2009 to 2011, the ratio of non-performing private sector lending showed a great decline, with a record minimum ratio of 1.4% as of December 31, 2011 for the financial system as a whole. Such improvements were reflected in both the consumer loan portfolio and the commercial portfolio. During 2012 and 2013, the ratio of non-performing private sector lending increased, standing at 1.7% as of December 31, 2012 and 2013. During 2014, the ratio of non-performing private sector lending increased to 2.0% for the financial system as a whole.

Our credit portfolio quality ratio followed the financial system trend standing at 1.9% for our entire portfolio, as of December 31, 2014. During 2014 our coverage ratio reached 135.3%.

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

The Consumer Protection Law sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law was amended on March 12, 2008 by Law No. 26,361 to expand its applicability and the penalties associated with violations thereof.

Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. We cannot provide any assurance that judicial and administrative rulings based on the applicable regulation, or measures adopted by the enforcement authorities, will not increase the consumer protection given to debtors and other clients in the future, or that they will not favor the claims initiated by consumer groups or associations, and in such event, certain penalties and remedies could prevent or limit the collection of payments due from services and financing provided by banks engaged in such practices and materially adversely affect the financial condition and results of those entities.

Limitations on enforcement of creditors’ rights in Argentina may adversely affect financial institutions.

To protect debtors affected by the economic crisis, beginning in 2002, the Argentine government has adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Such limitations have restricted creditors’ ability to collect defaulted loans. Most of these measures have been rescinded. However, we cannot assure you that in an adverse economic environment the government will not adopt new measures in the future, restricting the ability of creditors to enforce their rights, which could have a material adverse effect on the financial system and our business.

Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.

The Argentine government has historically exercised significant influence over the economy. Financial institutions, in particular, have operated in a highly regulated environment. Between 2001 and 2014, a series of new regulations were issued, mainly regulating the foreign exchange market, capital and minimum cash requirements, lending activity, interest rate limits and dividend distribution for financial institutions. In this regard, in 2012 the Central Bank increased the capital requirements for financial institutions carrying out activities in Argentina, establishing a minimum capital level to mitigate operational risk. The Central Bank has stated that this requirement is based on the credit risk policies under Basel II.

Moreover, the Central Bank imposed new restrictions on the distribution of dividends, including a limitation on the maximum distributable amount of dividends which cannot exceed the excess in minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; requiring that the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital requirement increased by 75%. This limitation prevented us from distributing dividends for fiscal years 2011 and 2012. In January 2015, Communication “A” 5694 of the Central Bank, established that those entities considered as domestic systemically important (D-SIB), like us, must take into account an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets (RWA) which they must comply with using exclusively ordinary capital level 1 (Con1), according the schedule described in Item 4.B “Business—Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”. Pursuant to the Central Bank Communication “A” 5707, if dividends were to be distributed, this requirement becomes immediately effective. We have met the regulatory threshold for dividend distribution for fiscal year 2014 and we are currently awaiting Central Bank approval to pay dividends for that fiscal year.

Since January 2015, and pursuant to Central Bank Communication “A” 5707, financial entities must make an accounting entry of any administrative and/or disciplinary penalties and adverse criminal judgments held by courts, provisioning 100% of the respective penalty provided under each such action. Such provisions must be maintained until payment is made or a final judgment is passed. According to Central Bank Communication “A” 5707, if dividends were to be distributed, this provisioned amount must also be deducted from the distributable amount. In January 2015, according to such regulations, the Bank created provisions for administrative and/or disciplinary sanctions, which were applied or initiated by the Central Bank, UIF and CNV. Such provisions totaled Ps.11.4 million.

Since June 2012, the Central Bank has established a new regime to finance productive investment by which certain financial entities, including us, must allocate an amount equal to at least 5.0% of the monthly average of the daily balance of the deposits held with such entities by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods; the construction of plants; the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). The Central Bank extended the term of this ruling in December 2012, December 2013 and December 2014. In December 2014, the Central Bank increased the required monthly average of the daily balance of deposits held and assigned to such credit lines from 5.0% to 6.5%.

Furthermore, the Central Bank has set certain regulations granting broad protections to consumers of financial services that provide more control over the relationship between them and their customers. In 2014, the Central Bank established (i) a scheme of maximum active benchmark rates for consumer loans and secured loans, (ii) new mechanism of regulation by setting a minimum deposit rate for certain deposits of natural persons and (iii) that prior authorization will be required to implement new fees for new products and/or services offered and to increase existing fees, whether or not the products are considered basic.

In addition, in February 2014, the Central Bank established that the net global position in foreign currency of financial institutions cannot exceed the lesser of 30% of the RPC or the liquid funds of the institution and, in September 2014, such threshold was decreased to 20%. For more information, see Item 4.B “Argentine banking regulation”. As a result, financial entities, including us, sold part of their position in U.S. dollars to comply with such rule. We cannot assure that laws and regulations currently governing the economy or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations.

Moreover, any insolvency proceeding against financial institutions would be subject to the powers of and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings. Finally, special rules that govern subordinations of credits in case of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect other shareholders in case of judicial liquidation or bankruptcy of the Bank.

Such and future changes in the regulatory framework could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, that could cause uncertainty with respect to the future financial condition and results of operations. We cannot assure that laws and regulations currently governing the economy or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations. For more information, see Item 4.B “Argentine banking regulation”.

Argentina’s insufficient or incorrect implementation of certain anti-money laundering and combating the financing of terrorism (“AML/CFT”) recommendations may result in difficulties to obtain international financing and attract direct foreign investments.

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report (the “Mutual Report”) on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina, including the evaluation of Argentina as of the time of the on-site visit which took place in November 2009. This report stated that since the latest evaluation, finalized in June 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at the time, and the FATF has since placed Argentina on an enhanced monitoring process.

Moreover, in February 2011, Argentina, represented by the Minister of Justice, attended the FATF Plenary, in Paris, in order to present a preliminary action plan. FATF granted an extension to implement changes. In June, 2011 Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime.

Additionally, in June 2012, the Plenary meeting of the FATF held in Rome highlighted the progress made by Argentina but also urged the country to make further progress regarding its AML/CFT deficiencies.

Notwithstanding the improvements that Argentina made, in October 2012 the FATF determined that certain strategic AML/CFT deficiencies continued, and that Argentina would be subject to continued monitoring.

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including by issuing new regulations strengthening suspicious transaction reporting requirements and the financial sector regulator’s existing powers to apply sanctions for AML/CFT deficiencies. Such progress has been recognized by the FATF. In this regard, the FATF (pursuant to its report dated June 27, 2014) stated that Argentina had made significant progress in addressing the deficiencies in its AML/CFT measures as identified in the Mutual Report, and that subsequent to the adoption of such measures, Argentina had strengthened its legal and regulatory framework, including (i) reforming and strengthening money laundering penalties by enhancing the scope of reporting parties covered and transferring AML/CFT supervision to the Financial Intelligence Unit (the “UIF”); (ii) enhancing terrorist financing penalties, in particular by criminalizing the financing of terrorist acts, terrorists, and terrorist organizations; (iii) issuing, through the UIF, a series of resolutions concerning customer due diligence (CDD) and record-keeping requirements as well as other AML/CFT measures to be taken by reporting parties; and (iv) creating a framework to comply with United Nations Security Council Resolutions 1267 and 1373. As a result of such progress, the FATF Plenary decided that Argentina had taken sufficient steps in addressing technical compliance with the core and key recommendations to be removed from the monitoring process. In addition, on October 24, 2014 the FATF welcomed Argentina’s significant progress in improving its AML/CFT regime and noted that Argentina had established the legal and regulatory framework to meet its commitments in its action plan regarding the strategic deficiencies that the FATF had previously identified in June 2011 and stated that Argentina would no longer be subject to the FATF’s AML/CFT compliance monitoring process and that Argentina would work with the FATF and the Financial Action Task Force of Latin America (Grupo de Acción Financiera de América del Sur, or “GAFISUD”) as it continued to address the full range of AML/CFT issues identified in its Mutual Report.

Although Argentina has made significant improvements in its AML/CFT regulations, and is no longer subject to the FATF’s on-going global AML/CFT compliance process, no assurance can be given that Argentina will continue to comply with AML/CFT international standards, or that Argentina will not be subject to the FATF’s on-going global AML/CFT compliance process in the future, circumstances which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

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

As of March 31, 2015, our controlling shareholders directly or beneficially owned 10,551,332 Class A shares and 220,829,718 Class B shares in the aggregate. Although currently there is no formal agreement among them, together our controlling shareholders control virtually all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of Class B shares, ADSs or notes, and they may take actions that might be desirable to the controlling shareholders but not to other shareholders or holders of our notes.

We will continue to consider acquisition opportunities, which may not be successful.

We have historically expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe may offer additional value and are consistent with our business strategy. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms or that the Central Bank will approve any such transaction. Additionally, our ability to obtain the desired effects of any such acquisitions will depend in part on our ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including customer retention, integration and the liability assumption risks.

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

Since 2009, the interest rate spreads throughout the financial system have increased. This increase was sustained by a steady demand for consumer loans in recent years. In 2013 and 2014, borrowing and lending rates increased significantly. However, the net interest margin of the financial system remained stable due to a substantial growth both in the loan and deposit portfolios.

In June 2014, the Central Bank established a scheme of maximum active benchmark rates for consumer loans and secured loans and additionally, in October 2014, established a new mechanism of regulation by setting a minimum deposit rate for certain deposits of natural persons. For more information, see Item 4.B “Argentine banking regulation”.

We cannot guarantee that interest rate spreads will remain unless increases in lending or additional cost-cutting takes place. A reversal of this trend could adversely affect our profitability.

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

We depend on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of our ATM network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with us.

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption.

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

If we should fail to comply with all applicable banking and securities laws and regulations or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, the business interests and reputation of the Bank may be harmed.

We must be in compliance with all applicable banking and securities laws and regulations. In recent years, the Argentine government and relevant governmental agencies have modified policies and mechanisms of control over financial activity, as well as the parameters surrounding monetary and disciplinary penalties that may affect our results of operations and reputation.

For example, on November 29, 2012, the Argentine Congress passed the “Capital Markets Law”, which modified the public offer regime set forth by Law No.17,811, as amended. One of the most significant amendments introduced by such law refers to the powers of the CNV. The incorporation of Section 20 raises concern in the market, especially among listed companies, since it entitles the CNV to (i) appoint supervisors with powers of veto on resolutions adopted by a company’s board of directors and (ii) disqualify a company’s board of directors for a period of 180 days when, as determined by the CNV, the interests of the minority shareholders and/or security holders are infringed. In addition, pursuant to section 51 of the Capital Markets Law, the CNV may suspend registered broker agents on a preventive basis, as ocurred during the first quarter of 2015 to several financial system entities, including with Banco Macro and our subsidiary Macro Securities. For more information see Item 8. “Legal Proceedings”.

In addition, anti-money laundering laws and regulations require, among other things, that we adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations and reporting suspicious or unusual transactions to the applicable regulatory authorities. While we have adopted policies and procedures intended to detect and prevent the use of our network for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that we have been or are currently being used by other parties, without our knowledge, to engage in activities related to money laundering or other illegal activities.

To the extent that we do not comply with banking and securities laws and regulations or we don’t detect illegal activities from an anti-money laundering or other standpoint, the relevant governmental agencies (including the Central Bank, the CNV and the UIF) are authorized and empowered to impose fines, suspensions and other penalties on the Bank.

We cannot assure you that relevant governmental agencies will not continue to impose penalties or that such penalties will not adversely affect our business, reputation, financial condition and results of operations.

Argentine corporate disclosure and governance requirements differ from those regulating highly-developed capital markets, such as the United States, and differences in the accounting standards applicable in Argentina and the United States may make it difficult to compare our financial statements and reported earnings with companies in other countries, such as the United States.

As a foreign private issuer, the Bank applies disclosure policies and requirements that differ from those governing U.S. domestic registrants. The securities laws of Argentina that govern publicly listed companies, such us, impose disclosure requirements that are more limited than those in the United States. In addition, publicly available corporate information about us in Argentina is different from and may be more difficult to obtain than the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. See Item 16.G “Corporate Governance”.

Moreover, there are important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. Except as otherwise described herein, we prepare our financial statements in accordance with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of banks in the United States. See Item 5. “Operating and Financial Review and Prospects-U.S. GAAP and Central Bank Rules Reconciliation” for a description of the principal differences between Central Bank Rules and U.S. GAAP and how they affect our financial statements and note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2014 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018, as well as those of interim-periods. The Bank is in the process of implementing such IFRS conversion process. See note 7 to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

Risks relating to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under new Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. See “Risks relating to the Argentine financial system—Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities”. In January 2015, Communication “A” 5694 of the Central Bank, established that those entities considered as domestic systemically important (D-SIB), like us, must take into account an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets (RWA) which they must comply with using exclusively ordinary capital level 1 (Con1), according the schedule described under section “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

Since January 2015, Central Bank Communication “A” 5707 has required that financial entities must make an accounting entry of any administrative and/or disciplinary penalties and adverse criminal judgments held by courts, provisioning 100% of the respective penalty provided under each such action. Such provisions must be maintained until payment is made or a final judgment is passed. Pursuant to Central Bank Communication “A” 5707, if dividends were to be distributed, this provisioned amount must also be deducted from the distributable amount.

For fiscal years ended December 31, 2011 and 2012, we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. For fiscal years ended December 31, 2013 and 2014, we reached such regulatory threshold and, in compliance with current regulations, in March 2015 we requested approval from the Central Bank for the payment of dividends for fiscal year 2014. Authorization for such payment was pending as of the date of this annual report.

No assurance can be given that in the future we will be able to reach the regulatory threshold or that if so, the Central Bank will continue to grant us the authorization to distribute dividends by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of distributable dividends.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 16 to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

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

Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our Class B shares and/or ADSs.

On September 23, 2013, Law No. 26,893 amending the Income Tax Law was enacted. According to the amendments, the distribution of dividends is subject to income tax at a rate of 10.0%, unless they are distributed to Argentine corporate entities, and the sale, exchange or disposition of shares and other securities not traded in or listed on capital markets and securities exchanges is subject to income tax at a rate of 15.0% when the income is obtained by Argentine resident individuals or by foreign beneficiaries. These amendments were recently regulated by Decree 2334/2013. See “Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs”. However, as of today, many aspects of both taxes currently remain unclear. Pursuant to certain announcements made by Argentine tax authorities, both new taxes would be subject to further regulation and interpretation, which may adversely affect the results of the Bank and our subsidiaries, as well as the tax treatment of our Class B shares and/or ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented more than 90% of the aggregate market capitalization of the BCBA as of December 31, 2014. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

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

Our Class B shares or the ADSs may have been characterized as stock in a “passive foreign investment company” in the past, or may be so characterized in the future, for U.S. federal income tax purposes.

The application of the “passive foreign investment company” rules to equity interests in banks such as us is unclear under current U.S. federal income tax law. While we do not believe that we are currently a passive foreign investment company, the test for determining our “passive foreign investment company” status is a factual one based upon a periodic evaluation of our assets and income and is unclear when applied to banking businesses such as our own. In addition, we may have been a PFIC in the past. It is therefore possible that our Class B shares or the ADSs could be characterized as stock in a “passive foreign investment company” for U.S. federal income tax purposes, which could have adverse tax consequences to U.S. holders (as defined in Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations”) in some circumstances. If we were classified as a passive foreign investment company in the past, U.S. holders of our Class B shares or the ADSs that held such Class B shares or ADSs at that time generally would be subject to special rules and adverse U.S. tax consequences with respect to certain distributions made by us and on any gain recognized on the sale or other disposition of our Class B shares or the ADSs. In addition, if we are treated as a passive foreign investment company in future tax years, U.S. holders of our Class B shares or the ADSs in such future periods may be subject to these same rules. In either case, U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our Class B shares or the ADSs might be able to avoid these rules and consequences by making an election to mark such shares to market (although it is not clear if this election is available for the Class B shares). U.S. holders should carefully read Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” and consult their tax advisors regarding the “passive foreign investment company” rules.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since then, these restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Furthermore, new regulations were issued in 2012 and 2013, which are still in place, pursuant to which certain foreign exchange transactions cannot be effected unless they are previously approved by Argentine tax authorities. Argentina may impose exchange controls and transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the peso.

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

The distributable amount available for payments of interest on the 2036 Notes on an interest payment date is based principally on our unappropriated retained earnings from the prior year. Subject to certain limited exceptions, Argentine law does not restrict our shareholders from approving the payment of dividends to themselves out of our unappropriated retained earnings, and the indenture relating to the notes does not restrict our ability to pay dividends unless interest on the notes has not been paid in full as scheduled. In addition, distributable amounts available for payment of interest on the 2036 Notes depends on the amount of payments or other distributions on or in respect of our parity obligations previously made or schedule to be made during the relevant distribution period. Although we do not currently have any parity obligations outstanding, the indenture relating to the notes will not restrict our ability to issue parity obligations in the future. Accordingly, we cannot assure you that we will have sufficient distributable amounts to make interest payments on the 2036 Notes.

We may be prevented by the Central Bank or Argentine banking regulations from making interest or other payments on or in respect of the 2036 Notes.

No interest on the 2036 Notes will be due and payable on an interest payment date in the event that we would be prevented from paying interest on the Notes on such interest payment date as a result of (X) a general prohibition by the Central Bank on paying interest or making other payments or distributions on or in respect of our parity obligations (including the notes) or (Y) as provided in Communications “A” 5485 of the Central Bank or any successor regulations thereto, if (a) we are subject to a liquidation procedure or the mandatory transfer of our assets by the Central Bank in accordance with Sections 34 or 35 bis of the Financial Institutions Law or successors thereto; (b) we are receiving financial assistance from the Central Bank (except liquidity assistance under the pesification rules pursuant to Decree No. 739/2003); (c) we are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank; (d) we are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average); or (e) we are subject to significant penalties imposed by the UIF unless certain corrective actions have been implemented by the Superintendency or if a risk mitigation plan has been required.

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

Because of certain features of the 2036 Notes, the U.S. federal income tax treatment applicable to the 2036 Notes is uncertain. While we do not intend to treat the 2036 Notes as subject to the “contingent payment debt instrument” rules under U.S. federal income tax regulations, it is possible that the U.S. Internal Revenue Service (“IRS”) could assert such treatment. If this assertion were successful, U.S. holders (as defined in Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations”) generally would be required to include interest income on a constant yield basis at a rate that could differ from, and could at certain times be in excess of, the stated interest on the 2036 Notes. In addition, any gain on the sale of 2036 Notes derived by a U.S. holder would be treated as ordinary income rather than capital gain.

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

Our history – Banco Macro S.A.

Banco Macro commenced operations as a non-banking financial institution in 1985, through the acquisition of Macro Compañía Financiera S.A. (created in 1977). In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, the name of “Banco Macro S.A.”

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

In 2001, 2004, 2006 and 2010, Banco Macro acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively, expanding through these acquisitions its presence in the south and center of the country. Such entities merged with us on December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during 2006, Banco Macro acquired control of Banco del Tucumán S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-service bank.

In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Banco del Tucumán, Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos S.G.F.C.I. S.A.

Our shares have been publicly listed on the BCBA since November 1994, and since March 24, 2006 on the NYSE.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps.110 million. The Bank has developed a project to build its new corporate offices on this site. Works were initiated in 2012 and are expected to be completed by 2017. As of December 31, 2014 the total aggregate amount invested in the project was Ps.292.7 million (approximately US$40.8 million at the applicable exchange rates as of the respective dates of such investments). The total cost of this project, is estimated at approximately US$160 million.

For more information, see Item 4.D “Property, plants and equipment”.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small- and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of November 30, 2014, we were ranked first in terms of branches, second in terms of equity and third in terms of total loans and total deposits among private banks in Argentina.

As of December 31, 2014, on a consolidated basis, we had:

•	Ps.74,995.6 million (US$8,769.4 million) in total assets;

•	Ps.44,108.1 million (US$5,157.6 million) in loans to the non-financial private sector and foreign residents;

•	Ps.54,716.6 million (US$6,398.1 million) in total deposits;

•	approximately 3.0 million retail customer accounts and 0.1 million corporate customers; and

•	approximately 1.2 million employee payroll accounts for private sector customers and provincial governments and 0.7 million retiree accounts.

Our consolidated net income for the year ended December 31, 2014 was Ps.3,479.5 million (US$406.9 million), representing a return on average equity of 33.4% and a return on average assets of 5.1%.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•	Strong financial position. As of December 31, 2014 we had excess capital of Ps.5,922.8 million (24.0% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Consistent profitability. As of December 31, 2014, we had obtained profitability for the last 52 consecutive quarters, the only bank with such a track record in Argentina, with a return on average equity of 27.1%, 33.3% and 33.4% for 2012, 2013 and 2014 compared to 25.7%, 29.5% and 32.7% respectively, for the Argentine banking system as a whole.

•	Our shareholders’ equity as of December 31, 2012, 2013 and 2014 as calculated under Central Bank Rules, was Ps.6,199.1 million, Ps.8,627.4 million and Ps.11,491.8 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2012, 2013 and 2014 was Ps.5,928.1 million, Ps.8,402.5 million and Ps.11,418.5 million, respectively.

•	Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small- and medium-sized businesses, generally located outside the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•	High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. The Bank´s focus is particularly on some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have benefited from the export-driven growth in the Argentine economy.

•	Largest private-sector branch network in Argentina. With 434 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 93% of these branches are located outside of the City of Buenos Aires.

•	Loyal customer base. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•	Exclusive financial agent for four Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide all their employees with Plan Sueldo accounts, giving us access to substantial low cost funding and a large number of loyal customers.

•	Strong and experienced management team and committed shareholders. We are led by a committed group of shareholders who have transformed the Bank from a small wholesale bank to one of the strongest and largest banks in Argentina, with senior executive roles in our management and more than 30 years of experience in the banking industry.

Our strategy

Our competitive strengths position us to better participate in the future development of the Argentine financial system.

For the last three years, we have been operating in accordance with our sustainability policy based on five business-related strategic pillars that impact all our clients, establishing a short-, medium- and long-term sustainability strategy. Our strategic sustainability pillars are:

•	Transparency in all our actions: in order to create a framework of trust and credibility for all our interest groups, in compliance with the main national and international transparency and management responsibility standards and best practices.

•	Responsibility for the wellbeing and inclusion of people: aiming to improve the quality of life of individuals, we support the professional development of our staff and encourage diversity and inclusion.

•	Financial inclusion and education: encouraging the use of banking products and accessibility, focused on lower income sectors and the financial education of all communities.

•	Development of small- and medium-sized companies (“PYMEs”) and enterprises: accompanying our clients in the development of their businesses, offering customized products services and providing knowledge, advice and the best customer service.

•	Direct and indirect environmental impact: encouraging the protection of the environment and society, both internally and in our value chain.

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

We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:

•	Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and small- and medium-sized businesses, most of which have traditionally been underserved by the Argentine banking system and are generally located outside the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers we intend to:

•	Utilize our extensive branch network. We intend to utilize our extensive branch network, which we consider our key distribution channel, to market our products and services to our entire customer base. We utilize a personalized approach to attract new customers by providing convenient and personalized banking services close to their homes and facilities.

•	Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers, strengthening financing to the small business segment and expanding our market share in the agricultural and livestock industry and those export-related activities.

•	Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Offer personalized service and increase cross-selling. We offer our clients a menu of products and personalized, face-to-face advice to help them select the banking services that best correspond to their needs.

•	Strengthen our market share in credit cards by increasing promotional activity and benefits for clients.

•	Improve our clients’ satisfaction with the services provided as our main tool to increase loyalty, while consolidating the development of alternative service channels for convenience, simplicity and safety in operations.

•	Further develop our branch management model, opening new branches and improving their operating efficiency.

•	Extend existing corporate relationships to their distributors and suppliers. We have established relationships with major corporations in Argentina and will focus our marketing efforts on providing services to their distributors, suppliers, customers and employees, including providing working capital financing and Plan Sueldo payroll services.

Our products and services

We provide our customers with a combination of standard products and services that are designed to suit individual needs. We have two broad categories of customers: (i) retail customers, which include individuals and entrepreneurs and (ii) corporate customers, which include small, medium and large companies and major corporations. In addition, we provide services to four provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business; we do not manage the Bank by segments or divisions or by customer categories, products and services, regions, or any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

Retail customers

Overview

Retail customers are individuals and entrepreneurs. We provide services to them throughout Argentina, in particular outside the City of Buenos Aires, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 93% of our branches are located outside the City of Buenos Aires.

We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, automatic teller machines (“ATMs”) and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 26% currently have a personal loan from us and only 41% currently have a credit card, and we believe there is strong potential to increase these percentages.

Our efforts have been aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, through our individualized, professional advice, which we believe is an important feature that distinguishes us in our target markets.

Our main goals for the retail bank are to keep the leading and competitive position of our personal loans portfolio, increase our market share in the credit cards business, using this product as a tool to strengthen relations with the various customer segments, improve credit quality ratios and promote a diversified time deposit portfolio and to generate a strong and stable fee base.

In this regard, and aiming to continue growing in the credit card market, we intensified efforts to increase consumption and total assets. In 2014, we also improved the use of our clients’ information as a tool to implement better cross selling, client retention and default prevention commercial actions.

In 2014, the market share of our consumer financing product lines remained stable, maintaining a sustained leading position, competitive position of our personal loan portfolio and significant growth of our credit card products.

Savings and checking accounts and time deposits

We generate fees from providing savings and checking account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

During 2012, we continued fostering the diversified development of our funding sources and established a solid commission base. Our commercial and customer bonding actions enabled us to achieve growth in the deposit portfolio above market levels, mainly due to an increase in time deposits of retail customers (less than 1 million) which intensified funding diversification. In 2013, the portfolio showed significant growth of 33.5%, driven by a significant increase in demand deposits. In 2014, the deposit portfolio increased by 29% with an increase in demand deposits of 20% and time deposits of 35%. Our growth is mainly driven by funds from Plan Sueldo and retirement accounts.

In 2012 the government established that all payments made to pensioners by the ANSES must take place through financial institutions, which in our case resulted in the opening of over 200,000 accounts. Likewise, in 2013 the payment of governmental family credits into bank accounts was implemented, resulting in the opening of over 45,000 accounts and the issuance of the associated debit cards. In 2014 we recorded an increase of approximately 180,000 accounts.

Our “Debit Card” product is critical within the framework of our strategies to increase customer transactions by encouraging the use of accounts. Its secondary purpose is to develop account balances due to increased deposits into transactional accounts, thus expanding our demand deposits base. With respect to transactional accounts, the monetary volume of purchase transactions increased by 49%, 40% and 45% in 2012, 2013 and 2014, respectively, while the number of debit card purchases increased by 31%, 27% and 15% in the same respective periods.

The following table reflects the number of retail accounts as of December 31, 2012, 2013 and 2014:

	Approximate number of retail accounts (as of December 31, of each year)
Product	2012	2013	2014
Savings
Total savings accounts	2,125,687	2,231,442	2,340,533
Plan Sueldo (private and public sector)	1,116,131	1,138,655	1,209,496
Retirees	689,218	696,858	700,340
Open market, professionals and business	320,338	395,929	430,697
Checking
Checking accounts	424,086	538,407	610,184
Electronic account access
Debit cards	1,906,384	2,174,140	2,327,188

Lending products and services

We offer personal loans, document discounts, (housing) mortgages, overdrafts, pledged loans and credit card loans to our retail customers.

We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as low- and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services to their employers.

In 2012, the Bank increased its market share in consumer loans, consolidating the Bank´s leadership and competitiveness in the personal loans market. In this context and focused on our continuous growth in the credit card market, we have reinforced our actions aiming to increase credit card consumption and total assets. The credit quality of the portfolio remained strong, improving the balance of risk assumed and benefits obtained from this portfolio. The efficiency of our marketing efforts was improved by implementing new channels (external marketing agencies and sales force).

In 2013, our retail loan portfolio grew by 30% as compared to December 31, 2012, which allowed us to maintain our market share and leadership in consumer loans. During 2013 our growth in personal loans reached 28%. This growth was accompanied by a substantial increase in profitability, which allowed us to maintain our leading position with a market share of 14% in 2013. Growth during 2013 was closely related to direct and mass communication campaigns launched in mid-2012 through highly efficient and low-cost and innovative communication channels. Text, voice and multimedia messaging actions were added to those already implemented.

In addition, aiming to strengthen our relationship with our customers and generating automatic loan extension mechanisms, two new personal loan extension channels were added in 2013: “pronto cash on line” whereby customers can obtain a loan in seconds directly through Home Banking and “pronto cash telefónico”, which allows customers to call our toll-free number and obtain cash immediately, to the extent they are pre-qualified.

To continue growing in the credit card market, actions aiming to increase consumption and total assets were strengthened. An aggressive new accounts and client acquisition plan was developed, supplemented with direct marketing campaigns to promote consumption and use of credit cards by phone. We maintained our point-of-sale promotion strategy, offering discounts and interest free payment installments, resulting in increased additional card consumption and automatic debits on credit cards. As a result of our actions, the credit card portfolio grew by 41% in 2013 as compared to 2012, attaining a market share of 8% in 2013.

During 2014, our retail loan portfolio increased by 21%, as compared to 2013, maintaining the second position among other institutions in the financial system in terms of volume of personal loan and credit card portfolios.

Our growth in personal loans during 2014 reached 16%, which allowed us to maintain our leading position with a market share of 14% in 2014, achieved as a result of our continuing with the mass communication strategy started in 2013. In addition to the communication tools already used by the Bank, mainly based on mobile devices, we included the “pre-approved loan notice”, through an alert on the Bank’s homebanking page. With the aim of improving the service and streamlining the granting of loans, we developed internal campaigns to encourage lending through automatic channels.

Our credit card business grew significantly in 2014, with the portfolio balance increasing by 35% and the consumption increasing by 43% as compared to the values reported as of December 31, 2013. During the year, an aggressive telemarketing program was executed aiming to improve benchmarks, including product activation, increased consumption and higher limits. Efforts were made to improve efficiency and reduce service costs, resulting in a material increase in the number of accounts subscribing to our e-account statement service. During the year we observed a significant increase in the profitability of these products, due to the implementation of a strategy aimed at increasing fees and reducing funding costs while not affecting business volumes.

We are a major credit card issuer in Argentina, with approximately 2.5 million credit cards in circulation as of November 30, 2014. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases.

As of December 31, 2012, 2013 and 2014, our consumer loan portfolio was as follows:

	Consumer loan portfolio (as of December 31, of each year) (in millions of Pesos and as percentage of retail loan portfolio)
	2012		2013		2014
Overdrafts	204.5	1.2%	245.4	1.1%	251.1	0.9%
Documents	312.5	1.8%	371.3	1.7%	443.7	1.6%
Mortgage and pledged loans	734.1	4.3%	874.6	3.9%	959.3	3.6%
Credit card loans	4,502.7	26.4%	6,358.4	28.5%	8,554.9	31.8%
Personal loans	10,993.4	64.5%	14,109.7	63.2%	16,401.5	61.0%
Other	310.3	1.8%	355.5	1.6%	289.7	1.1%
Total	17,057.5	100.0%	22,314.9	100.0%	26,900.2	100.0%

As of December 31, 2014, personal loans, the most representative share of our portfolio, carried an annual average interest rate of 38.6% and an average maturity of 40.1 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and in the private sector for a total aggregate of 1.9 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

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

The corporate business is focused on the classification by sizes and sectors. We have four categories for our corporate customers: small-sized companies, which register up to Ps.100 million in sales per year; medium-sized companies, which register more than Ps.100 million and less than Ps.150 million in sales per year; large-sized companies, which register more than Ps.150 million in sales per year; and agro companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products.

As in previous years, the Bank continued developing its decentralized segment-specific service strategy aimed at improving customer service. At present, the Bank has a network of branches with business officials specialized in each category, offering a wide range of products, including working capital facilities, investment projects, leasings and foreign trade transactions.

Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to large-sized corporate customers. See Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

Lending products and services

Most of our current lending activity consists of working capital loans to small- and medium-sized businesses. Our historic focus on small- and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2014, our 20 largest private sector loans accounted for 9% of our total corporate loans.

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

Medium- to long-term facility risks are mitigated through different mechanisms that range from pledges and mortgages to structured deals through financial trusts whereby the debtor pledges the underlying asset, mostly future income flows. Regardless of the term and based on the fact that these credit lines are devoted to small to medium-sized companies, our policy is to require personal guarantees from the owners, although the underlying debtor rating remains unchanged.

In 2012, our corporate loan portfolio recorded a 32% increase as compared to 2011, driven mainly by increases in pledged loans, document discounts and, to a lesser extent, overdrafts. Loans to agrocompanies and small-sized companies grew by 31% and 25%, respectively, in 2012 as compared to 2011, contributing to the increased diversification and stability of our corporate loan portfolio. In 2012, the credit portfolio for the small-sized companies increased mainly as a consequence of an increase in medium- and long-term loans. The Bank’s strategy was essential to reach more clients, offering them a wide range of products subject to a fast approval process. Medium- and large-sized companies’ portfolio increased 22% and 20%, respectively, as compared to 2011.

In 2012, we began providing financing through Credit Facilities for Productive Investments (Linea de Créditos para la Inversión Productiva) extending credit to certain of our clients in an aggregate amount of Ps.1.0 billion throughout the year.

In 2013, our corporate loan portfolio recorded a 19% increase compared to 2012. This development was driven by an increase in long term facilities, mainly pledge loans and mortgage loans. As in 2012, the contribution of the agribusiness and small- and medium-sized companies, which were once again the most dynamic, was critical in 2013. Loans to agrocompanies and small-sized companies, grew by 36% and 44%, respectively, in 2013 as compared to 2012. Medium- and large-sized companies’ loan portfolio increased 9% and 4%, respectively, as compared to 2012.

During 2013, we provided a total of Ps.2.5 billion in financing through our Credit Facilities for Productive Investments, an amount above the mandatory minimum amount required by Central Bank regulations, supporting the Bank’s commitment to finance productive activities. The total outstanding amount as of December 31, 2013 was Ps.3.0 billion.

In 2014, our corporate loan portfolio (without loans to large-sized companies) increased by 17%, driven by an increase in pledge loans, discounted checks, work progress certificates and credit cards. This increase was offset by a 28% decrease in the large-sized companies’ loan portfolio.

In respect of agribusiness banking, the weather in 2014 was not as harsh as in 2013, resulting in increased yields of traditional crops. In areas with higher productive potential, yields were in line with historical average values and in certain areas poor yields recorded in the two previous years were reversed. However, the general profitability of the sector is still affected by taxation and export controls, resulting in stagnation of business activity.

During 2014 we covered the financial needs of more than 15,000 agricultural producers, such as working capital financing, including approximately 1,000 investment projects totaling over Ps.578 million through the Credit Facilities for Productive Investments. Additionally, measures adopted in connection with Macro Agro Cards were especially important, resulting in a more effective activation of accounts and an increase in consumption volumes and portfolio balances of 51% and 62%, respectively, in 2014 mainly as a result of the new alliances. Loans to agribusiness companies grew by 14% in 2014 as compared to 2013.

In 2014, the loan portfolio for Pymes increased 22%, mainly due to the increase in discounted checks, pledged loans and other advances. Through our Credit Facilities for Productive Investments, the Bank funded venture projects for over 1,500 companies in an aggregate amount of Ps.935 million. In this regard, the Bank’s strategy was essential to reach more clients, offering them a wide range of products subject to a fast approval process.

In 2014, the medium-sized companies’ loan portfolio increased 14%, as compared to 2013.

During 2014 we provided Ps.3.6 billion in financing through our Credit Facilities for Productive Investments. As of December 31, 2014, the total amount outstanding was Ps.4.5 billion.

As of December 31, 2012, 2013 and 2014, our commercial loan portfolio was as follows:

	Commercial loan portfolio (1) (as of December 31, of each year) (in millions of Pesos and as percentage of corporate loan portfolio)
	2012		2013		2014
Overdrafts	4,266.0	28.4%	4,371.6	24.7%	3,261.9	18.1%
Documents	3,329.1	22.1%	3,896.4	22.0%	4,115.6	22.8%
Mortgage and pledged loans	1,758.6	11.7%	2,957.7	16.7%	3,483.6	19.3%
Credit cards	222.4	1.5%	483.0	2.7%	634.6	3.5%
Personal loans	13.3	0.1%	16.4	0.1%	14.2	0.1%
Other	5,442.8	36.2%	5,988.8	33.8%	6,516.2	36.2%
Total	15,032.2	100.0%	17,713.9	100.0%	18,026.1	100.0%

(1)	Including loans to micro credit institutions and commercial loans that for the consolidated statements of debtors was included as consumer portfolio following the criteria described in “-Argentine banking regulation – credit portfolio”.

Transaction services

We offer transaction services to our corporate customers, such as cash management, customer collections, payments to suppliers, payroll administration, foreign exchange transactions, foreign trade services, corporate credit cards, and information services, such as our Datanet and Interpymes services. There are usually no credit risks involved in these transactions, except for intra-day gapping (payments done against incoming collections), as well as settlement and pre-settlement related to foreign exchange transactions which, in general, are approved following the debtor rating process.

Payments to suppliers. Our payments to suppliers service enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 434 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

Datanet and Interpymes. We provide our corporate clients with access to the Datanet service, which is an electronic banking network linking member banks in Argentina. These services permit our clients to obtain reliable on-line information on a real-time basis from their bank accounts in Datanet as well as, to perform certain transactions.

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

Payroll services. We provide payroll services to four provinces and to the private sector. See “Our products and services – Retail customers”.

Our distribution network

As of December 31, 2014, we had the largest private sector branch network in the country, with 434 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the provinces of Argentina with 93% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2014 we had 1,272 ATMs, 891 self-service terminals (“SSTs”), 68 service points used for social security benefit payments and servicing of checking and savings accounts and an internet banking service (home banking).

The following table breaks down the distribution of our branches per province as of December 31, 2014:

	As of December 31, 2014
Province	Branches	% of total

City of Buenos Aires	32	7.4%
Buenos Aires (Province)	60	13.8%
Catamarca	1	0.2%
Chaco	1	0.2%
Chubut	5	1.1%
Cordoba	66	15.2%
Corrientes	3	0.7%
Entre Rios	10	2.3%
Formosa	0	0.0%
Jujuy	15	3.5%
La Pampa	2	0.5%
La Rioja	2	0.5%
Mendoza	15	3.5%
Misiones	33	7.6%
Neuquen	5	1.1%
Rio Negro	6	1.4%
Salta	30	6.9%
San Juan	1	0.2%
San Luis	1	0.2%
Santa Cruz	2	0.5%
Santa Fe	106	24.4%
Santiago del Estero	1	0.2%
Tierra del Fuego	2	0.5%
Tucuman	35	8.1%
TOTAL	434	100.0%

Source:Central Bank

Technology and automated channels

The Bank’s technological development is continuous and the number of alternative methods to perform banking transactions is increasing. Automated channels allow our clients to perform banking transactions with enhanced speed, comfort and safety, offering a wide variety of available transactions.

During the last three years we have focused on automatic channels, giving customers more accessible and flexible services. As a result, the use of automated channels continued expanding, in terms of volume of transactions and number of users.

New actions were implemented in 2014 to maintain high security, service quality and availability standards in our ATM network through preventive management and training strategies. This placed the Bank in a leading position as to service quality, which is especially important considering the number and geographical dispersion of ATMs installed by us. The transactions performed through the ATMs increased by 16% in 2012, 10% in 2013 and 15% in 2014, as compared with the previous year.

In addition, the Bank continued implementing technological improvements and updates to its ATMs. In 2014, the Bank installed 435 ATMs, of which 44% were replacements, 37% were new units and 19% were reinforcements. We have increased the number of access points in our branches, reaching a total of 1,272 operating ATMs, representing one of the widest reaching networks in the country. At present, 33% of ATMs have voice guidance for people who are blind or vision impaired and we expect to have this functionality available in all ATMs supporting the technology in 2015.

We have self-service terminals distributed in our branch network across the country, offering an ample variety of operations, including the possibility of making deposits 24x7 all year long.

In 2014, new SSTs were installed, totaling 891 SSTs and incorporating the smart check deposit functionality. This development has been beneficial both to the Bank (increased efficiency) and to clients (safety and reduced transaction times).

In respect of the use of home banking, we have implemented a collections service for companies, offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any PC) and no additional cost. The transactions performed through home banking increased by 17% in 2013 and continued to grow during 2014.

Our “Macro Banca Móvil” channel has developed significantly in the last three years. In 2014 the number of users increased from 50,000 to 90,000 and the number of total transactions and the amounts involved doubled.

In line with the characteristics of the users and the technological trends supporting the development of the service, the “Macro Banca Móvil” application is available in the main virtual stores.

The significant and sustained increase in the number of users and transactions performed by authomated channels evidences the effectiveness and level of acceptance of these services in the market. Our challenge for 2015 is to continue developing new client offerings like investment products, including mutual funds, and the purchase and sale of securities through automated channels.

In 2014, the Bank implemented various technological developments, including the following:

(i) Post sale customer relationship management (“CMR”), a process which allows us to record contacts made by our clients through various channels, such as call centers and through our branches, and monitor service requests;

(ii) Claim CMR, a process which allows us to efficiently resolve client claims improve data quality, reduce back-log and identify any issues;

(iii) Business unit modelling, a system that allows us to hold a register of the commercial capabilities of each of our branches, thus allowing us to ensure that our standards are met and identify deviations;

(iv) Interactive voice response, an update to our earlier system, which has allowed us to increase customer service and integrate online capabilities; and

(v) Server virtualization, a process which during 2015 will allow increase the capabilities and availability of our servers.

The total amount that we plan to invest in technology in 2015 is approximately US$50 million.

Risk management policies

To comply with the “Risk Management Guidelines for Financial Institutions” set forth under Communication “A” 5203, as amended, we have adopted various measures at our organizational structure level and have implemented procedures to ensure the establishment of an independent risk management process.

As to the Bank’s organizational structure, the board of directors has created a Risk Management Committee responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see Item 6.C “Board Practices”. The Committee includes the heads of financial risk, credit risk and operational risk, who are in charge of implementing the guidelines contained in the risk management framework policy.

Our risk management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

Our risk management process includes the setting of acceptable risk levels by the board of directors, monitoring of the Bank’s compliance with such levels by responsible officers, the issuance of regular reports for the Risk Management Committee, the follow up on alerts and the application of action plans in connection with such alerts and the guidelines for the development of stress tests, which commenced in 2013 based on an action plan approved by the Risk Management Committee.

The development of the stress test program was established and planned. The process includes documenting and formalizing the program, including selecting the persons in charge of carrying out the program, the frequency of testing and validation of the system. It also contemplates the contingency plan based on test results. The Risk Management Committee leads and coordinates these tasks.

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

In January 2014, we implemented a formal procedure for quantitifying economic capital, both current and prospective, and it is a tool used in the day-to-day management of risks, in preparing the “business plan” and in the “stress tests”.

The methods used to measure the economic capital of each risk were documented and approved by management, pursuant to the internal rules on corporate governance and risk management.

The most significant risks managed by the Bank are financial risk, credit risk and operational risk.

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

For more information on financial risk definition and management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

Credit risk

Credit policy and credit risk management

Credit risk results from the possibility of loss derived from customers or counterparties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counterparty and credit risk policies and strategies, the purpose of which is to ensure that risks fall within a risk tolerance level decided by the board of directors, which is responsible for approving our strategy, significant credit policies and practices and level of risk tolerance.

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

Procedure manuals and tools (information systems, rating and follow-up systems, risk models, and deliquency recovery policies) are used to manage risk efficiently based on the type of client. One of the credit risk management tools used involves evaluation or score models (for admission, behavior and collections), which are used at different stages of the credit cycle, assigning an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored.

We are also developing models to use in relation to expected losses, forecasts and capital adequacy assessments, which are currently at different stages of progress and form part of our action plan to adjust to local regulations (Communications “A” 5394 and “A” 5398), the Basel principles and best practices for risk management In addition, we continuously monitor compliance with credit regulations of the Central Bank.

Credit risk rating and approval process

In order to determine the credit risk, our Credit Risk Department qualifies each individual or company by means of a risk rating model, assigning a rating to each debtor, taking into consideration quantitative as well as qualitative concepts. The Credit Risk Department has focused its actions on increasing the quality and efficiency of the credit risk rating process.

There are specific policies and procedures for loan granting for Corporate and Retail customers, which differ according to the segment to which they belong.

Credit risk assessment for retail customers includes the use of risk applications based on screening and scoring methods related to an arrears level. There is also a mass-scale and centralized qualification process for clients and credit prequalification models for the assessment of potential customers from different sales campaigns.

Various credit committees, composed of members of the business and risk areas are responsible for reviewing and determining whether to approve certain loans, depending upon relevant market targeted and the amount involved. These include a senior credit committee, a junior credit committee, a credit committee by business, a credit committee by region and a small agribusiness committee. The senior credit committee consists of members of the board of directors and senior management and considers loan proposals in excess of Ps.25 million.

In Corporate Banking, approval by credit committees is required and specific risk reports are prepared by the customer or by the group of companies to support credit decisions. To streamline this process of approving pre-defined products and smaller amounts, there are decentralized assessment methods in place for agribusinesses, PYMEs and microprojects. There is an individual and joint powers system in place for managers and business officers which is applied exclusively to short-term transactions involving small amounts or which have self-liquidating collateral.

The Bank has a Management Information System according to the magnitude of its operations. Its components include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by the board of directors. Other credit risk management tools used are evaluation or score models, which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. Those tools are complemented with expected losses, forecast and capital adequacy assessment models, which are in different development and implementation stages, to adjust to local requirements (Communiqués “A” 5394 and “A” 5398), the Basel principles and best practices for risk management.

For more information on the credit risk management process see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

Operational risk

Operational risk, which we define pursuant to the Basel II Accord and Communication “A” 5398 of the Central Bank, consists of the risk of suffering losses due to inadequate or failed in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputational risk.

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

A quantitative approach is used to measure operational risk and technological risk. In respect of risk management related to the IT and information systems, we have contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

We have an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, in 2014 we continued to implement improvements on different functions of our risk management system also continued.

For more information on operational risk management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

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

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We are ranked as the third private bank and the fifth bank overall in Argentina in terms of total loans and total deposits as of November 30, 2014. In terms of equity we are ranked as the second private bank and the third bank overall in Argentina as of November 30, 2014. Below are the rankings of banks across these metrics:

Total Loans (As of November 30, 2014)		Ps. Thousands	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	119,253,163	19.0%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	54,275,942	8.7%
3	BANCO SANTANDER RIO S.A.	52,525,416	8.4%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	48,623,197	7.8%
5	BANCO MACRO S.A. (2)	42,746,875	6.8%
6	BBVA BANCO FRANCES S.A.	39,348,977	6.3%
7	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	26,691,317	4.2%
8	HSBC BANK ARGENTINA S.A.	25,719,370	4.1%
9	BANCO PATAGONIA S.A.	21,808,668	3.5%
10	BANCO CREDICOOP COOPERATIVO LIMITADO	19,772,612	3.1%
	OTHERS	176,613,842	28.1%
	TOTAL	627,379,379	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro on a consolidated basis.

Total Deposits (As of November 30, 2014)		Ps. Thousands	Market Share (% share of total deposits for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	271,162,670	29.0%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	87,495,992	9.3%
3	BANCO SANTANDER RIO S.A.	63,974,820	6.8%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	61,283,626	6.5%
5	BANCO MACRO S.A. (2)	54,032,699	5.8%
6	BBVA BANCO FRANCES S.A.	49,311,998	5.3%
7	BANCO CREDICOOP COOPERATIVO LIMITADO	36,482,249	3.9%
8	HSBC BANK ARGENTINA S.A.	35,250,047	3.8%
9	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	34,795,457	3.7%
10	BANCO PATAGONIA S.A.	27,910,976	3.0%
	OTHERS	213,872,043	22.9%
	TOTAL	935,572,577	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro on a consolidated basis.

Equity (As of November 30, 2014)		Ps. Thousands	Market Share (% share of equity for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	38,502,921	23.4%
2	BANCO SANTANDER RIO S.A.	11,660,323	7.1%
3	BANCO MACRO S.A.(2)	11,288,589	6.9%
4	BBVA BANCO FRANCES S.A.	9,977,149	6.1%
5	BANCO DE GALICIA Y BUENOS AIRES S.A.	9,509,374	5.8%
6	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	7,941,238	4.8%
7	HSBC BANK ARGENTINA S.A.	6,584,269	4.0%
8	CITIBANK N.A.	6,303,803	3.8%
9	BANCO PATAGONIA S.A.	6,118,904	3.7%
10	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	5,517,813	3.3%
	OTHERS	51,296,908	31.1%
	TOTAL	164,701,291	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro.

There is a large concentration of branches in the City and province of Buenos Aires in the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina, and a leading regional presence holding 71% of our total branches in nine provinces including Santa Fe, Córdoba, Mendoza, Río Negro, and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy.

	As of November 30, 2014
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in each province)
Province	Branches	% of total	Branches	% of total

City of Buenos Aires	809	18.4%	32	7.4%	4.0%
Buenos Aires (Province)	1,346	30.6%	60	13.9%	4.5%
Catamarca	25	0.6%	1	0.2%	4.0%
Chaco	62	1.4%	1	0.2%	1.6%
Chubut	98	2.2%	5	1.1%	5.1%
Cordoba	441	10.0%	66	15.2%	15.0%
Corrientes	86	2.0%	3	0.7%	3.5%
Entre Rios	139	3.2%	10	2.3%	7.2%
Formosa	19	0.4%	0	0.0%	0.0%
Jujuy	32	0.7%	15	3.5%	46.9%
La Pampa	108	2.5%	2	0.5%	1.9%
La Rioja	27	0.6%	2	0.5%	7.4%
Mendoza	160	3.7%	15	3.5%	9.4%
Misiones	63	1.4%	33	7.6%	52.4%
Neuquen	96	2.2%	5	1.1%	5.2%
Rio Negro	72	1.7%	6	1.4%	8.3%
Salta	61	1.4%	29	6.7%	47.5%
San Juan	37	0.8%	1	0.2%	2.7%
San Luis	52	1.2%	1	0.2%	1.9%
Santa Cruz	46	1.0%	2	0.5%	4.3%
Santa Fe	459	10.5%	106	24.5%	23.1%
Santiago del Estero	53	1.2%	1	0.2%	1.9%
Tierra del Fuego	23	0.5%	2	0.5%	8.7%
Tucuman	81	1.8%	35	8.1%	43.2%

TOTAL	4,395	100.0%	433	100.0%	9.9%

Source: Central Bank

(1)	Includes branches of Banco Macro and Banco del Tucumán.

Approximately 82% of the branches in the Argentine financial system are located outside the City of Buenos Aires; in our case, approximately 93% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 70% of the total number of branches in the Argentine financial system. As of November 30, 2014 we were second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 11.2%. The following ranking is based on financial institutions with a relevant number of branches as of November 30, 2014:

	As of November 30, 2014
Entity	Total Number of Branches	Market Share of Branches in Argentina	Branches in City of Buenos Aires	Market Share of Branches in City of Buenos Aires	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country
BANCO DE LA NACION ARGENTINA (1)	632	14.4%	64	7.9%	568	15.8%	89.9%
BANCO MACRO S.A. (2)	433	9.9%	32	4.0%	401	11.2%	92.6%
BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	342	7.8%	39	4.8%	303	8.4%	88.6%
BANCO SANTANDER RIO S.A.	352	8.0%	99	12.2%	253	7.1%	71.9%
BANCO DE GALICIA Y BUENOS AIRES S.A.	320	7.3%	94	11.6%	226	6.3%	70.6%
BANCO CREDICOOP COOPERATIVO LIMITADO	256	5.8%	40	4.9%	216	6.0%	84.4%
BBVA BANCO FRANCES S.A.	252	5.7%	83	10.3%	169	4.7%	67.1%
BANCO DE LA PROVINCIA DE CORDOBA S.A.(1)	172	3.9%	1	0.1%	171	4.8%	99.4%
BANCO PATAGONIA S.A.	174	4.0%	43	5.3%	131	3.7%	75.3%
HSBC BANK ARGENTINA S.A.	139	3.2%	46	5.7%	93	2.6%	66.9%
OTHERS	1,323	30.0%	268	33.2%	1,055	29.4%	79.7%
TOTAL	4,395	100.0%	809	100.0%	3,586	100.0%	81.6%

Source: Central Bank

(1)	Public sector bank.
(2)	Includes branches of Banco Macro and Banco del Tucumán.

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

Furthermore, in respect of supplementary services, pursuant to Communication “A” 5700, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. If the corporate purposes of such companies include two of the corporate purposes listed in section 2.2 of Communication “A” 5700, the authorization of the Central Bank is required.

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

Non-liquid assets

Since February 2004, non-liquid assets (computed on the basis of their closing balance at the end of each month, and net of those assets that are deducted to compute the regulatory capital, such as equity investments in financial institutions and goodwill) plus the financings granted to a financial institution’s related parties (computed on the basis of the highest balance during each month for each customer) cannot exceed 100% of the Argentine regulatory capital of the financial institution, except for certain particular cases in which it may exceed such limitation, although it shall not exceed 150% of the financial institution’s RPC of the relevant financial institution.

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

Minimum capital requirements

The Central Bank requires that financial institutions maintain minimum capital amounts measured as of each month’s closing. The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, market risk and operational risk. Financial institutions (including their domestic Argentine and international branches) must comply with the minimum capital requirements on an individual and a consolidated basis.

Minimum capital requirements of commercial banks acting as custodians of securities representing investments of the Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino and/or as registrar of mortgage securities must comply with an extra 0.25% of the value of securities in custody and/or mortgage securities and must be invested in Argentine public bonds or monetary regulation instruments.

The capital composition to be considered in order to determine the compliance with minimum capital requirements is the financial institution’s RPC (Communication “A” 5580).

In addition, pursuant to Communication “A” 5694 of the Central Bank, those entities considered as domestic systemically important (D-SIB), must consider an extra minimum capital requirement, equivalent to 1% of the total risk-weighted assets (RWA), which they must comply with using exclusively ordinary capital level 1 (Con1), as described below, according to the following schedule (currently, RWA arises from multiplying by 12.5 the minimum capital requirements):

	January/March	April/June	July/September	October/December
2016	0.075	0.15	0.225	0.30
2017	0.375	0.45	0.525	0.60
2018	0.675	0.75	0.825	0.90
From January 2019			1

Basic minimum capital

The basic minimum capital requirement varies depending on the type of financial institution and the jurisdiction in which the financial institution’s headquarter is registered, with Ps.26 million for banks under category I and II (Ps.12 million for other financial entities under this category), and Ps.15 million for banks under category III to VI (Ps.8 million for other financial entities under this category).

Category	Banks	Other financial entities (except Credit Unions)

I and II	26 millions	12 millions
III to VI	15 millions	8 millions

Additionally, financial entities located in ports and airports must comply with category I requirements and those entities engaged in foreign trade transactions must comply with the requirements applicable to banks under said category.

On the other hand, the regulatory capital of commercial banks acting as custodians of securities representing investments of the Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino must be equal to or exceed the higher of Ps.400 million or an amount equivalent to 1% of the total book value of the securities in custody.

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

The Central Bank takes into consideration the RPC in order to determine compliance with capital requirements. Pursuant to Communication “A” 5580 issued by the Central Bank on May 7, 2015, the RPC consists of Level 1 capital (Basic Net Worth-NWb) and Level 2 capital (Complementary Net Worth-NWc).

RPC = NWb + NWc

Basic Net Worth (NWb): Level 1 capital

Level 1 capital consists of (i) ordinary capital level 1 (COn1), (ii) deductible concepts from ordinary capital level 1 (CDCOn1), (iii) additional capital level 1 (CAn1), (iv) deductible items from additional capital level 1 (CDCAn1):

NWb = COn1 – CDCOn1 + CAn1 – CDCAn1

Ordinary capital level 1 includes the following net worth items: (i) capital stock (excluding preferred stock), (ii) non-capitalized capital contributions (excluding share premium), (iii) adjustments to shareholders’ equity, (iv) earnings reserves (excluding the special reserve for debt instruments), (v) unappropriated retained earnings, (vi) other results either positive or negative, in the following terms:

•	with respect to results at prior fiscal years, 100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last closed fiscal year and in respect of which the auditor has not issued the audit report;

•	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statement;

•	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and

•	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

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

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1. and 8.4.2 (as applicable) of the Central Bank Communication “A” 5580.

Deductible Items

Items deductible from COn1 include, among others: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of NWb; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear, Depository Trust Company or Deutsche Bank, New York, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) certain credits related to the application of tax deferrals; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) goodwill; (j) organization and development costs; (k) items pending allocation, debtor balances and other; (l) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (m) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (n) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished and (iii) the issuance of credit or debit cards as provided by Communication “A” 5700; (o) excess in the granting of asset-backed guaranties, according to Central Bank’s regulations; (p) the highest balance of that month’s financial assistance to the public sector, when certain conditions are met; (q) earnings from sales related to securitizations under certain circumstances; r) gains and losses related to derivate transactions due to changes in the credit risk of the financial institution; (s) losses from derivatives under certain circumstances and (t) equity interests in other Argentine or foreign financial institutions subject to a consolidated supervision.

CAn1 includes certain debt instruments of financial entities which are not included under COn1 and meet the regulatory criteria established in section 8.3.2 of Communication “A” 5580 (as amended and supplemented), and share premiums resulting from instruments included in CAn1. Furthermore, in consolidation cases, it includes instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

Moreover, debt instruments included under CAn1 must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespectively of their class), with the express waiver of any general or special privilege.

•	Not insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in case of the entity’s bankruptcy.

•	They shall not contemplate any type of capital payment, except in case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

•	After 5 years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the previous authorization of the Superintendency, (b) the entity does not create any expectations regarding the exercise of the purchase option, and (c) the debt instrument is replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.

•	Any capital repayment requires previous authorization from the Superintendency. In this sense, the financial entity must not create any market expectations regarding the granting of such authorization.

•	The financial entity can pay dividends/interest coupon at any time. The included dividends/interest coupon shall not have periodic adjustments because of the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity and they shall not contain elements that make re-capitalization difficult.

Instruments considered as liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion in common shares and a mechanism assigning losses to the instrument.

The regulatory provisions regarding the RPC issued by Communication “A” 5369 became effective on February 1, 2013. Pursuant to such communication, capital instruments that do not comply with the new regulatory requirements (including our 2036 Notes) will be excluded from the RPC’s calculations as of the aforementioned date. Thus, as long as those instruments maintain the same conditions that previously allowed them to be included in the RPC’s determination, the value to be computed shall be the accounting values of the instruments at the end of each month, using the methodology applied at that time. Its recognition as RPC will be limited to 90% to the value so obtain, and it will be reduced by 10% every twelve months.

Complementary Net Worth (NWc): Level 2 capital

Level 2 capital includes (i) certain debt instruments of financial entities which are not included in Level 1 capital, and meet the regulatory criteria established in section 8.3.3 of Communication “A” 5580 (as amended and supplemented), (ii) share premium from instruments included in Level 2 capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank Rules on debtor classification and of financing with preferred security “A” not exceeding 1.25% of the assets measured for credit risk. Additionally, in consolidation cases, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under complementary net worth.

The above-mentioned items will be considered minus deductible items pursuant to section 8.4.2. of Communication “A” 5580 (as amended and supplemented) issued by the Central Bank, which will be described hereunder.

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

Deductible items applied to the different capital levels:

•	Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within 5 business days. When those participations in other financial entity’s capital (individually representing less than 10% of each issuer’s COn1) exceeds 10% of the COn1 of the financial entity, net of deductions, the amount above said 10% must be deducted from each one of the capital levels according to the following methodology:

•	Amount to be deducted from COn1: the amount exceeding the 10% multiplied by the proportion of the holdings of COn1 over the total capital interests.

•	Amount to be deducted from CAn1: the amount exceeding the 10% multiplied by the proportion of the holdings of CAn1 over the total capital interests.

•	Amount to be deducted from NWc: the amount exceeding the 10% multiplied by the proportion of the holdings of the NWc over the total capital interests.

•	Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision, when the entity owns up to 10% of the issuer’s ordinary capital or when the issuer is a subsidiary of financial entity according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; and (iii) securities issued are placed within 5 business days.

Limitations

Communication “A” 5580 (as amended and supplemented) establishes minimum thresholds regarding the capital integration: (i) for COn1 the amount resulting from multiplying 4.5% by the capital risk weighted assets (activos ponderados por riesgos or APR, as for its acronym in Spanish language); (ii) for the NWb, the amount resulting from multiplying 6% by the APR and (iii) for the RPC the amount resulting from multiplying 8% by the APR. Please note that the APR calculation results from multiplying by 12.5% the minimum capital requirement. The lack of compliance with any of these limitations is considered as an infringement to minimum capital integration requirements.

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

Financial institutions must demonstrate that their internal capital targets are well funded and adequate to their general risk profile and operations. The ICAAP should take into consideration all the material risks to which the institution is exposed; to such end, institutions must define an integral process for the management of: credit, operational, market, interest rate, liquidity, securitization, graduation, reputational and strategic risks, using stress tests to assess potential adverse scenarios that may affect their regulatory capital.

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

Pursuant to Communication “A” 5072 (as amended and supplemented), the Central Bank amended and restated the regulations governing dividend distribution by financial institutions. The Superintendency will be in charge of reviewing the ability of a financial entity to distribute dividends upon their request for approval. The request must be filed within 30 business days prior to the shareholders’ meeting that approves the financial institutions’ annual financial statements. Financial institutions may distribute dividends only if each of the following conditions is not met during the month preceding the request:

•	the financial institution is subject to a liquidation procedure or a mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;

•	the financial institution receives financial assistance from the Central Bank;

•	the financial institution does not comply with its reporting obligations under Central Bank regulations;

•	the financial institution breaches the minimum capital requirements (both on an individual and consolidated basis, excluding any individual exemption granted by the Superintendency) or minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; and

•	the financial institution is subject to significant penalties imposed by the UIF except when certain corrective actions have been implemented by the Superintendency or if a risk mitigation plan has been required and approved.

Financial institutions that do not comply with all of the above-mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (“resultados no asignados”) at the end of the fiscal year, (ii) plus voluntary reserves for future dividend payments and (iii) minus voluntary reserves and mandatory statutory reserves and other items, such as (a) balance of account related to payments made under pesification judicial rulings; (b) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market; (c) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report; (d) individual exemptions for asset valuation granted by the Superintendency; (e) balance of judicial deposits in foreign currency and accounting value of such deposits as required by Law No. 25,561 and Decree No. 214/02; and (f) net results of losses due to application of rules for valuation of securities of the non-financial public sector and monetary regulations of the Central Bank.

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

Pursuant to Communication “A” 5580 the minimum regulatory capital has to account for the requirement of counterparty risk capital for securitizations for every ongoing transaction at the time of determination.

BCRA Communication “A” 5689, dated January 8, 2015, set forth that financial entities shall make an accounting entry of and provide information about any administrative and/or disciplinary penalties, and adverse criminal judgments passed by courts, which were applied or filed by the Central Bank, the UIF, the CNV and the National Insurance Superintendence (SSN). Beginning in January 2015, the amount of the accounting entry shall include all of the penalties and a provision for 100% of each one must be made. Such provisions must be maintained until payment is made or a final judgment is passed. In January 2015, according to such regulations, the Bank created provisions for administrative and/or disciplinary sanctions, which were applied or initiated by the Central Bank, UIF and CNV. Such provisions totaled Ps.11.4 million. According to Central Bank Communication “A” 5707, if dividends were to be distributed, this this amount shall also be deducted from the distributable amount.

Also in January 2015, Communication “A” 5694 of the Central Bank established that those entities considered domestic systemically important (D-SIB) must take into account an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets (“RWA”) which they must comply with using exclusively ordinary capital level 1 (Con1) according to the schedule described under “—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution” (currently, RWA arises from multiplying by 12.5 the minimum capital requirements). According to Central Bank Communication “A” 5707, if dividends were to be distributed, this requirement becomes effective immediately.

In January 2015, within the scope of the principles of the Basel Committee on Banking Supervision, the Central Bank graded Banco Macro S.A. a domestic systemically important entity (D-SIB).

For more information, see Item 8.A “Consolidated Statements and Other Financial Information—Amounts available for distribution and distribution approval process”.

Credit risk

The minimum capital requirement due to counterparty (“CRC”) risk must be calculated by dividing the sum of each item’s daily balance by the amount of days corresponding to the month. The capital requirement due to counterparty risk is defined as:

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

Additionally, “no DvP” refers to transactions without delivery against payment; “DvP” refers to failed delivery against payment transactions; “RCD” refers to requirements for counterparty risk in over-the-counter transactions. The “INC” variable amount refers to increases in minimum capital requirements that arise when certain mandatory technical ratios are exceeded (fixed assets, counterparty risk diversification and rating and limitations on transactions with related clients) and resulting credit exposure from the sum of positions not covered by contracts to hedge changes in commodity prices. The variable “IP” refers to increases that arise from the extension of the general limit on negative foreign currency net global position.

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible items pursuant to RPC regulations; and (c) finance and securities granted by branches and local subsidiaries of foreign financial entities by order and on account of their headquarters or foreign branches or the foreign controlling entity, to the extent (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated audits, (iii) in case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries; and (iv) in case of guarantees granted locally, they are in turn guaranteed by their headquarters or foreign branches or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

Each type of asset is weighted based on its respective accepted risk level. The table below shows the weighted percentage assigned to the most important types of assets:

Type of asset	Weighted percentage
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in current accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in value carriers and in custody at financial institutions.	20
Exposure to governments and central banks
To the BCRA denominated and funded in pesos.	0
To the public non-financial sector denominated and funded in pesos, including securitized exposures.	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code).	0
To the public non-financial sector and the BCRA. Other.	100
To other sovereign states or their central banks and other foreign public non-financial sector institutions.	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community.	0
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IADB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	0
Other.	100
Exposure to local financial institutions
Denominated and funded in pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	100
Exposure to foreign financial institutions	100
Exposure to local and foreign companies and other entities - including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”).	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the Registries authorized by the Central Bank	50
First mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If Credit facility not exceeding 75% of the appraised value of such real property
- Sole, permanently-occupied family home.	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
First mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the real property market value or 60% of the mortgage loan, whichever is lower.	50
On the remaining portion of the loan.	100
Delinquent loans over 90 days
Weighting varies according to the loan and specific provisions created	50 – 150
Interests in companies	150
Exposures to central counterparty entities (CCP)	0
Other assets and / or items off the balance sheet	100

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

Consequences of a failure to meet minimum capital requirements

In the event of non-compliance with capital requirements by a financial institution, Central Bank Communication “A” 3171 provides the following:

•	Non-compliance reported by the institution: the institution must meet the required capital no later than the end of the second month after the date of non-compliance or submit a restructuring plan within 30 days after the end of the month in which such non-compliance was reported. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including a prohibition to open branches in Argentina or in other countries, establish representative offices abroad, or own equity in foreign financial institutions, as well as a prohibition to pay cash dividends. Moreover, the Superintendency may appoint a representative, who shall have the powers set forth by the Financial Institutions Law.

•	Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within 30 days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in the previous item will apply.

Furthermore, pursuant to Communication “A” 5282, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of values at risk of included assets (VaR), the financial institution must replace its capital or decrease its financial position until such requirement is met, having up to ten business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten business days, it must submit a regularization and reorganization plan within the following five business days and it may become subject to an administrative proceeding initiated by the Superintendency.

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

Seven categories of loss events derived from OR types are defined, according to internationally accepted criteria: internal fraud; external fraud; employment practices and workplace safety; clients, products and business practices; damage to physical assets; business disruption and system failures; and execution, delivery and process management.

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

An “OR unit” is required, adjusted to the financial institution’s size and sophistication and the nature and complexity of its products and processes, and the extent of the transaction. For small institutions, this unit may even consist of a single person. This unit may functionally respond to the senior management (or similar) or a functional level with risk management decision capacity that reports to that senior management.

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

Pursuant to Communication “A” 5282, the minimum capital requirements regarding OR is equal to 15% of the annual average positive gross income of the last 36 months.

(the “Formula”)

Where:

: capital requirement for operational risk

a: 15%

n: number of 12-month successive terms with IB positive, based on the last 36 months preceding the month of calculation. The maximum value of n is 3.

IBt: gross income from 12-month successive terms, provided that it is a positive figure, corresponding to the last 36 months preceding the month of calculation. IB is defined as the sum of:

(a)	Financial and service income minus financial and service expenses; and

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

New financial institutions must comply for the first 36 months with an OR of the 10% of the monthly average positive gross income of the elapsed months. From the thirty seventh month onwards, the monthly requirement is calculated with the Formula.

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

The table below shows the percentage rates that should be applied (from April 2014) to determine the required minimum cash reserve requirement, which in the case of transactions in Pesos, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 5569):

Item	Rate (%)
	Category I		Categories II to VI
	Pesos	Foreign Currency	Pesos	Foreign Currency
1-Checking account deposits	17		15
2-Savings account, basic account and free universal account	17	50	15	50
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Cese Laboral para los Trabajadores de la Industria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	17	50	15	50
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	17	50	15	50
5-Unused balances of advances in checking accounts under executed overdraft agreements	17		15
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12, 13 and 14 of this table:

(i) Up to 29 days	13	50	12	50
(ii) From 30 days to 59 days	10	38	9	38
(iii) From 60 days to 89 days	6	25	5	25
(iv) From 90 days to 179 days	1	14	—	14
(v) From 180 days to 365 days	—	5	—	5
(vi) More than 365 days	—	—	—	—

8-Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—		—
9-Securities (including Notes)
(i) Up to 29 days	14	50	14	50
(ii) From 30 days to 59 days	11	38	11	38
(iii) From 60 days to 89 days	7	25	7	25
(iv) From 90 days to 179 days	2	14	2	14
(v) From 180 days to 365 days	—	5	—	5
(vi) From 365 days	—	—	—	—
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—		—
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	10	25	10	25
12-Deposits as assets of a mutual fund	19	50	19	50
13-Special deposits related to inflows of funds. Decree 616/2005		100		100
14-Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	15		14

In addition to the above-mentioned requirements, the reserve for any defect in the application of resources in foreign currency for any given month shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency to which the requirement applies, and eligible items include the following:

1.	Accounts maintained by financial institutions with the Central Bank in Pesos.

2.	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

3.	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions and inmediate transfer of funds.

4.	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

5.	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

6.	Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros – CRYL”) for public securities and securities issued by the Central Bank at their market value.

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

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve, excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. The daily minimum required is 70% when a deficit has occurued in the previous month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos are subject to a penalty equal to two times the private bank’s BADLAR rate for deposits in Pesos for the last business day of the month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in foreign currency are subject to a penalty equal to two times the private banks’ BADLAR rate for deposits in U.S. dollars or two times the 30-day U.S. dollar-LIBOR rate for the last business day of the month (whichever is higher).

Minimum cash requirements decrease with (i) the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” created by Resolution 671/2014 of the Ministry of Economy and (ii) payment of social security benefits. Minimum cash requirements increase with (i) defect in the application of credit quotas to clients other than MiPyMEs and (ii) failure to comply with (a) minimum deposit rates (b) maximum active rates. Minimum foreign cash requirements may decrease in the event of a relaunching of Lebac’s (Central Bank bills) subscriptions.

Internal liquidity policies of financial institutions

Pursuant to Communication “A” 5693 financial institutions must adopt policies and management controls to ensure the availability of reasonable levels of liquidity to meet efficiently in different alternative scenarios, deposits and other commitments of a financial nature.

Such policies must provide procedures to assess early on the liquidity conditions of the entity in the context of the market, with the consequent revision of estimates and their adaptation to the new scenarios, taking such steps lead to the removal of liquidity mismatches or taking steps to provide resources to obtaining cost-similar market that pay their competitors-and wisely enough to support the longer-term assets.

The entity must take into account the extent to which their liabilities or assets are concentrated in certain customers, the general state of the economy and the market and its likely evolution, its impact on the availability of credit facilities and the ability to raise funds by selling government securities and / or active portfolio, etc.

The organizational structure of the entity must consider a specific unit or person in charge of managing liquidity and levels of responsibility of those who will be responsible for managing the liquidity coverage ratio (“LCR”) which will require daily monitoring.

The participation and coordination of the highest management authority of the entity (e.g. general manager) will be necessary.

In addition, financial institutions must designate a director or advisor who will receive reports at least weekly, or more frequently if circumstances so require, especially when changes in liquidity conditions require new courses of action to safeguard the entity. In the case of branches of foreign financial institutions, the burden to inform lies on the highest authority in the country.

Appointed officers and managers will be responsible for managing the liquidity policy that, in addition to monitoring the LCR, includes taking the steps to comply with minimum cash requirement.

Financial institutions must report the list of such officers and directors, as well as subsequent changes, to the Superintendency within 10 calendar days from the date of any such change.

Credit risk regulation

The regulations on credit risk prescribe standards in order to reduce such risk without significantly eroding average profitability. There are three types of ratios that limit a lender’s risk exposure, namely: risk concentration limits, limits on transactions with customers on the basis of the institution’s RPC and credit limits on the basis of the customer’s net worth.

Risk concentration: regulations include the concept of risk concentration, defined as the sum of loans that individually exceed 10% of the financial institution’s RPC. Risk concentration cannot be greater than:

•	Three times the RPC without considering loans to local financial institutions;

•	Five times the RPC on total financings; and/or

•	Ten times the RPC of second-tier commercial banks when taking into account transactions with other financial institutions.

The three-time and five-time limits rise to four and six times, respectively, whenever increases are allocated to provide assistance to trusts or fiduciary funds from the non-financial public sector.

Those loans (other than the inter-bank operations) that exceed 2.5% of the financial institution’s RPC must be recommended by senior management and approved by the institution’s board of directors or similar authority.

Diversification of risk: Financial institutions must ensure that their loan portfolio, is diversified among the highest possible number of individuals or companies and across all economic sectors, so as to avoid the concentration of risk due to transactions with a small group of individuals or companies or related to a specific sector, that may significantly affect the institution’s assets.

Degree of risk: In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth. The basic margin may be increased by an additional 200% provided such additional margin does not exceed 2.5% of the financial institution’s RPC as of the last day of the second month prior to the date of the financing and the increase is approved by the board of directors or similar authority of the relevant financial institution.

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

The allocation of margins for exposure to counterparty credit risk in derivative contracts is done on the basis of risk-sensitive measures and the features of each particular type of transaction (type of contract, frequency of marking to market, volatility of the asset). Transactions to be included are forwards, futures and options on shares and public bonds, and Central Bank debt instruments for which volatility is published, purchase and sale options on such assets, and swaps.

Operations with related clients

The regulation imposes limits on the risk arising from lending to persons or companies related to a financial institution. The concept of “relationship” is based on:

A-Control relationship

i)	any person, other than from the non-financial public sector of the country, having direct or indirect control over the financial institution;

ii)	any individual or entity, other than from the non-financial public sector, directly or indirectly controlled by one or more persons directly controlling the financial institution;

iii)	any entity or individual directly or indirectly controlled by the financial institution, pursuant to the provisions of section 28, subsection a) of the Law on Financial Institutions and the regulations on “Services supplementary to the financial activity and permitted activities” and “Credit Grading”;

iv)	any financial institution or entity engaged in the provision of services supplementary to the financial activity, other than those referred to in the preceding items, subject to consolidated supervision with the financial institution;

v)	any financial institution, other than those referred to in the preceding items, having directors in common with the entity or company, other than from the non-financial public sector of the country, having direct or indirect control over the financial institution or with the financial institution, to the extent such directors represent a simple majority of the respective boards of each such entities or financial institution;

vi)	in connection with local branches of foreign financial institutions, the parent company and the other branches; and

vii)	as an exception, if so determined by the board of directors of the Central Bank, based on the recommendation of the head of the Superintendency.

Control by one person of another is defined under such regulations as:

i)	holding or controlling, directly or indirectly, 25% or more of the total voting stock of the other person;

ii)	holding 50% or more of the total voting stock at shareholders’ or board meetings where directors or similar officers are elected;

iii)	even if holding less than 25% of the total voting stock, having control over other institutions that may in turn influence the decision making process of the relevant entity; and

iv)	when the Central Bank board of directors – pursuant to a proposal from the Superintendency – determines as such.

B- Personal relationship: including

1-Direct relationship with individuals in the following offices:

i) Incumbent directors, incumbent members of the board of directors and the supervisory committee;

ii) Highest local officer of local branches of foreign financial institutions;

iii) General manager or general deputy managers or similar officers;

iv) Officers authorized to make credit decisions, up to manager or similar officer; and

v) Incumbent statutory supervisors.

2- Direct relationship with the following individuals:

i)	persons employed by financial institutions or companies engaged in the provision of services supplementary to the financial activity, subject to consolidated supervision by the financial institution;

ii)	spouse or relatives up to the second degree of consanguinity or the first degree of affinity to individuals directly or indirectly related to the financial institution under a control or personal relationship; and

iii)	sole proprietorships directly or indirectly controlled by individuals directly or indirectly related to the financial institution.

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

Limits for related clients:

Lending limits for related clients are determined in terms of the RPC of the financial institution and its CAMELBIG rating, which rates the categories of capital, assets, market, earnings, liquidity and business of Argentine financial institutions on a scale of 1 through 5, with 1 being the highest, as follows:

a. Financial institutions with a CAMELBIG rating between 1 and 3:

1) To each related client from non-financial private sector:

a)	Loans with collateral and without collateral: 10% of RPC.

b)	Loans without collateral: 5% of RPC.

2) In the case of financial institutions or service companies with complementary activities, there are various limits that depend on the rating of the granting institution and the taker, and whether the companies are subject to consolidation.

3) Foreign investment grade banks: 10% of RPC.

b. Financial institutions with CAMELBIG ratings 4 or 5:

Lending to related clients is forbidden, except for subsidiaries and companies that provide complementary services subject to consolidation with limits of 5% and 10% of RPC, and loans of up to Ps.50,000 to their directors and managers to meet personal and family needs.

For all related clients, except for financial institutions or companies with complementary activities subject to consolidation: 20% of RPC.

Interest rate and fee regulations

Maximum lending rates

Pursuant to Communication “A” 5590, the Central Bank has established limits to lending rates applicable to consumer financing, mainly personal loans and pledge loans.

To such end, two groups of institutions have been defined: (i) financial entities whose amount of non financial private sector deposits in Pesos, considering the average of the three months prior to April 2014, is equal to or higher than 1% of the total non financial private sector deposits of the financial system (Group I) and (ii) all other financial institutions. We are included in Group I.

In the case of Group I, on a monthly basis, the Central Bank will publish the maximum interest rates that these financial institutions are authorized to apply to each financing disbursed and/or restructured, based on the result of multiplying the most recent “reference interest rate” (as published by the Central Bank based on the simple average of the cut-off rates applicable to Central Bank bills for a term closest to 90 days, two months before the disbursement) by the following factors: (a) pledge loans: 1.25 and (b) personal loans: 1.45

In the case of Group II, the factor is modified as follows (a) pledge loans: 1.40 and (b) personal loans: 1.80

Minimum term deposit rates

Pursuant to Communication “A” 5640, in October 2014, the Central Bank established minimum interest rates applicable to term deposits made by individuals (in a principal amount equal to or lower than the amount currently covered by SEDESA), i.e. deposits not exceeding Ps.350,000.

The interest rate applicable to such deposits shall not be lower than the result of multiplying the most recent “reference borrowing rate” (as published by the Central Bank based on the simple average of the cut-off rates applicable to Central Bank bills for a term closest to 90 days, two months before the taking of the deposits) by the following coefficient, depending on the original term of each deposit: (a) From 30 to 44 days: 0.87, (b) from 45 to 59 days: 0.89 and (c) over 60 days: 0.93

Fees

Pursuant to Communication “A” 5685 of the Central Bank, the prior authorization of the Central Bank will be required to implement new fees for new products and/or services offered and to increase existing fees, whether or not the products are considered basic. Any modification of charges must also be reported.

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319 mandating financial entities to extend a credit facility directed at productive investments (“quota 2012”), according to the terms and conditions described therein. Subsequently, the Central Bank issued Communication “A” 5380 and “A” 5449 (“quota 2013”), “A” 5516 and “A” 5600 (“quota 2014”) and “A” 5681 (“quota 2015”) establishing new regulations applicable to credit facilities for productive investments. Financial institutions subject to this regime are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or whose average total deposits during a related three-month period are equal to or greater than 1% of the total deposits in the financial system.

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

Quota 2012 must aim at least 50% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the 2012 quota must be granted by December 31, 2012.

2013 quota

Financial entities included in the 2013 quota must allocate to credit facilities for productive investments an amount equivalent to 5% of the non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of November 2012, for the first tranche, and as of the end of May 2013, for the second tranche.

The maximum interest rate is 15.25% fixed per annum for at least the first 36 months (for both tranches). After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 400 basis points.

Quota 2013 must aim at least 50% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the first tranche must be granted by June 30, 2013. Financing under the second tranche must be granted by December 31, 2013.

2014 quota

Financial entities included in the 2014 quota must allocate to credit facilities for productive investments an amount equivalent to 5% of the non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of November 2013, for the first tranche, and as of the end of May 2014, for the second tranche.

The maximum interest rate for the first tranche is 17.50% and for the second tranche is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

Quota 2014 must aim the 100% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the first tranche must be granted by June 30, 2014. Financing under the second tranche must be granted by December 31, 2014.

The maximum interest rate for the second semester of 2014 quota is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

2015 quota

Financial entities included in the 2015 quota must allocate at least an amount equivalent to 6.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the average balances of November 2014.

The maximum interest rate for the 2015 quota is 19% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 150 basis points.

Quota 2015 must aim the 100% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. All financing under the 2015 quota must be granted by June 30, 2015.

At March 31, 2015, funding must have been agreed by at least 30% of the total amount of the first tranche of the 2015 quota.

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

Since January 2, 2003, there have been several modifications to the restrictions imposed by the Central Bank. For further information, see Item 10.D Exchange Controls.”

Foreign currency lending capacity

The Regulations on the allocation of deposits in foreign currencies, Communication “A” 4851 as supplemented by Communication “A” 5275, establish that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in Pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods –including temporary imports of commodities- that increase or are related to the production of goods to be exported -including syndicated loans, whether granted by local or foreign financial institutions; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above (excluding syndicated loans); (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies or public guarantee funds, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity; (i) inter-financing loans (any inter-financing loans granted with such resources must be identified); and (j) Central Bank bills denominated in dollars.

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

Two ratios are considered in the foreign currency net global position:

•	Negative foreign currency net global position (liabilities exceeding assets): the limit is 15% of the RPC, but it can be extended up to 15 p.p. provided the entity records at the same time: a) medium- and long-term financing in Pesos to non-financial private sector (mid- and long-term financings are those exceeding 4 years, weighting capital maturity without considering CER) under certain conditions for an amount equivalent to the increase of such limit; and b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the negative foreign currency net global position.

•	Positive foreign currency net global position (assets exceeding liabilities): this position cannot exceed the lesser of:

a) 20% of the RPC; and

b) the liquid funds of the relevant financial institution (which refer to the RPC minus “fixed assets” and loans to related clients).

Such limit should be extended by the amount increased between January 2014 and the month of the net global position, of the credit lines from abroad settled through the MULC. The calculation must be done considering the monthly average of daily balances of the credit lines entered converted to Pesos at the reference exchange rate.

Positive foreign currency net global position limit for term transactions: The positive foreign currency net global position for term transactions must not exceed 10% of the regulatory capital RPC of the previous month.

To determine the foreign currency positive net global position for term transactions should be considered relevant items included in other credits from financial intermediation, other liabilities from financial intermediation and derivatives denominated in foreign currency. To this end, financial entities must not deduct sales transactions entered into with “related parties”.

The excesses of these ratios are subject to a charge equal to 1.5 times the nominal interest rate of the Peso denominated Lebac (Central Bank bill). Charges not paid when due are subject to the charge established for excesses, increased by 50%.

In addition to the above-mentioned charge, sanctions set forth in Section 41 of the Financial Institutions Law shall apply (caution; warning; fine; temporary or permanent disqualification to dispose of a banking current account; temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of surveillance committees, comptrollers, liquidators, managers, auditors, partner or shareholders; and license revocation).

Credit Ratings

Communication “A” 5671 issued on November 28, 2014 supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company, leaving those regulations void. Where provisions require certain international ratings, the criteria set forth by communication “A” 5671 have complementary character.

The provisions of Communication “A” 5671 are basic guidelines to properly assess the credit risk that financial institutions must observe when giving effect to provisions of the Central Bank that include the requirement of a particular qualification, and do not take the credit assessment that each financial institution must make to their counterparts. International credit ratings that allude to these provisions shall be issued by rating agencies that have a code of conduct based on the “Principles of the Code of Conduct for Agents Rate Risk” released by the International Organization of Securities Commissions (“IOSCO”).

Annex II of Communication “A” 5671 provides a table of correspondence for the new qualification requirements for financial institutions. This table classifies the credit ratings for different transactions.

Credit portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine, taking into account any loan security, whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.1,250,000 to micro credit institutions and commercial loans of up to Ps.2,500,000 with or without guarantees, when the institution has opted for it. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.2,500,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Commercial loans classification

The principal criterion to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank Rules, commercial loans are classified as follows:

Classification	Criteria
Normal Situation	Borrowers that demonstrate their ability to comply with their payment obligations. High repayment capacity.

Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special Monitoring / Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution

Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer or housing loans classification

The principal criterion applied to loans in the consumer or housing portfolio is the length of period for which such loans remain overdue. Under the Central Bank Rules, consumer or housing borrowers are classified as follows:

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

Minimum frequency for classification review

In accordance with Central Bank Rules financial institutions are required to develop procedures for the analysis of the credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of its situation concerning objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for classification and allowances” which shall be permanently available for the Superintendency. The frequency of the review of existing classifications must answer to the importance considering all facilities. The classification analysis shall be duly documented. The classification review must include (i) clients whose credits (in Pesos and in foreign currency) exceed the lower of 1% of the financial institution’s RPC corresponding to prior month and Ps.4 million and (ii) at least 20% of the financial institution’s total active credit portfolio, which, if applicable, shall be completed by incorporating clients (in decreasing order) whose total indebtedness is inferior to the limits described in the preceding point (i).

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) higher than the lower of 1% of the financial entity’s RPC for the prior month and Ps.4 million, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under points (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

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

Priority rights of depositors

Priority of Deposits Law No. 24,485, as amended, sets forth that in case of the judicial liquidation or bankruptcy of a bank, all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor creditors (section 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.350,000 per person (including any amount of such person deposited with a financial entity), or their equivalent in foreign currency; (b) any and all deposits higher than Ps.350,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the Bank and that directly affect international commerce. Furthermore, pursuant to section 53 of the Financial Institutions Law, as amended, Central Bank credits will have absolute priority over other credits, except for pledged or mortgaged credits, certain labor credits, the depositors’ credits as per section 49, paragraph e), points i) and ii), credits granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discount granted by financial entities due to temporary lack of liquidity, advances in favor of financial entities with security interest, assignment of rights, pledge or special assignment of certain assets) and credits granted by the Banking Liquidity Fund backed by pledge or mortgage. The amendment introduced to art. 35 bis of the Financial Institutions Law by Law No. 25,780 sets forth that if a bank is in a situation where the Central

Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, among the options that the Central Bank’s Board may decide by absolute majority, in the case of excluding assets and liabilities for their transfer in favor of financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in section 49, paragraph e), as well as its credits defined in section 53, observing the order of priority among its creditors. Regarding the partial exclusion, the order of priority of point e) art. 49 must be followed, without assigning, in any case, a differentiated treatment to liabilities of the same grade.

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

The SSGD covers deposits made by individuals and legal entities in Argentine or foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended.

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

Pursuant to Communication “A” 5710, every financial institution is required to contribute to the FGD a monthly amount of 0.06% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank. Prompt contribution of such amounts is a condition precedent to the continuing operation of the financial institution. The first contribution was made on May 24, 1995. The Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions.

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

One of the most relevant modifications introduced by the Capital Markets Law and the CNV Rules is that agents and markets must comply with the CNV’s requirements for applying for an authorization to operate, as well as registration. It further provides that each category of agent must meet a minimum net worth and liquidity requirements.

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

Furthermore, the Central Bank’s charter authorizes the Superintendency to fully or partially suspend, exclusively subject to the approval of the President of the Central Bank, the operations of a financial institution for a term of 30 days if the liquidity or solvency thereof is adversely affected. Such term could be renewed for up to 90 additional days, with the approval of the Central Bank’s board of directors. During such suspension term an automatic stay of claims, enforcement actions and precautionary measures is triggered, any commitment increasing the financial institution’s obligations shall be null and void, and debt acceleration and interest accrual shall be suspended. If per the Central Bank’s criteria a financial institution is undergoing a situation which, under the Financial Institutions Law, would authorize the Central Bank to revoke its license to operate as such, the Central Bank may, before considering such revocation, order a plan of restructuring that may consist of certain steps, including, among others: measures to capitalize or increase the capital of the financial institution; revoke any approval granted to the shareholders of the financial institution to hold interests therein; restructure or transfer assets and liabilities; grant temporary exemptions to comply with technical regulations or payment of charges and penalties arising from such flawed compliance; or appoint a delegate or auditor (“interventor”) that may prospectively replace the board of directors of the financial institution.

Revocation of the license to operate as a financial institution

The Central Bank may revoke the license to operate as a financial institution in case a restructuring plan has failed or is not deemed feasible, violations of local laws and regulations have been incurred, solvency or liquidity of the financial institution has been affected, significant changes have occurred in the institution’s condition since the original authorization was granted, or if any decision by the financial institution’s legal or corporate authorities concerning its dissolution has been adopted, among other circumstances set forth in the Financial Institutions Law.

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

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,087, 26,119, 26,286, and 26,683 (together the “Anti-Money Laundering Law”), which sets forth an administrative criminal system and supersedes several sections of the Argentine Criminal Code related to money laundering. This law defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected to a crime with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps.300,000, whether such amount results from one or more transactions. Also, money laundering is considered as a separate crime against the economic and financial order, independent from the legal concept of concealment, which is considered an offense against the public administration. Thus, money laundering is a crime which may be prosecuted independently, whether or not the money launderer took part in the preceding crime from which the proceeds of which are being laundered. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Argentine Law No. 26,683. Under this law, money laundering is a crime per se, and laundering one’s own money is also penalized. Also, this law extends reporting duties to certain members of the private sector who were formerly not under such an obligation.

In addition, the Anti-Money Laundering Law created the UIF, under the Argentine Ministry of Justice, Security and Human Rights, which is responsible for the handling and transmitting of information in order to prevent the laundering of assets originated from: (i) crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) crimes related to arms trafficking (Law No. 22,415); (iii) crimes related to the activities of an illegal association as defined in Section 210 bis of the Argentine Criminal Code; (iv) illegal acts committed by illegal associations (Section 210 of the Argentine Criminal Code) organized to commit crimes with political or racial objectives; (v) crimes of fraud against the Public Administration (Section 174, Paragraph 5 of the Argentine Criminal Code); (vi) crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of the Second Book of the Argentine Criminal Code; (vii) crimes of underage prostitution and child pornography under Sections 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code; (viii) crimes involving terrorist financing (Section 213 quarter of the Argentine Criminal Code); (ix) extortion (Section 168 of the Argentine Criminal Code), (x) crimes contemplated by Law No. 24,769; and (xi) human trafficking.

The Anti-Money Laundering Law, like anti-money laundering laws of other countries, does not designate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain duties to diverse private sector entities such as banks, shareholders, stock markets and insurance companies, which became legally bound reporting parties. These obligations essentially consist of information gathering functions, such as: (a) obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy); (b) reporting to the UIF any transaction considered suspicious (as such term is explained below), as well as any transaction that lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly; and (c) keeping any monitoring activities in connection with a proceeding pursuant to the Anti-Money Laundering Law confidential from both clients and third parties.

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the UIF, the Central Bank, and, if applicable (as is the case of Banco Macro), by the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs”. In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti–money laundering proceedings of the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and in considered necessary, to implement certain corrective measures and actions.

Resolution 121/2011 issued by the UIF, as amended (“Resolution 121”), is applicable to financial entities subject to the Financial Institutions Law, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among others, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) to create a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; b) to appoint a member of the board of directors as compliance officer; c) to implement periodic audits; d) to offer personnel training; e) to create a record of detected unusual (as such term is explained below) and suspicious operations; f) to implement technological tools to allow the development of efficient control systems for prevention of money laundering and terrorism financing; g) to implement measures to allow persons obliged under Resolution 121 and Resolution 229, to electronically consolidate the transactions carried out with clients, and to develop electronic tools to identify certain behaviors and observe possible suspicious transactions, requesting information and, if applicable, supporting documents from its customers and h) to adopt reinforced identification methods applicable to customers with specific features as provided by applicable regulations Entities covered by Resolution 121 and Resolution 229, as legally bound reporting parties, must report any money laundering suspicious activity to the UIF within 150 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hours period of its occurrence (or attempt) has elapsed. However, pursuant to Resolution UIF 3/2014, within the maximum 150 calendar days period, entities covered by Resolution 121 and Resolution 229 must report any money laundering suspicious activity to the UIF within 30 calendar days as of the day on which any such activity is qualified as suspicious by such legally bound reporting party.

According to Resolution 121, unusual transactions are those attempted or consummated transactions, on a one-time or on a regular basis, without economic or legal justification, inconsistent with the economic and financial profile of the client, and which deviate from standard market practices, based on their frequency, regularity, amount, complexity, nature or other particular features. According to Resolution 229, an unusual transaction is one that, considering the suitability of the reporter in light of the activity it carries out, and the analysis made, may be suspicious of money laundering and financing terrorism. On other hand, under Resolution 121 and Resolution 229, suspicious transactions are those attempted or consummated transactions that, having been previously identified as unusual transactions by the legally bound reporting party, are inconsistent with the lawful activities declared by the client or, even if related to lawful activities, give rise to suspicion that they are linked or used to finance terrorism.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented, among others, by Resolutions No. 1/2012 and No 92/2012, which, among other things, sets forth the Central Bank’s obligation to evaluate the anti-money laundering controls implemented by Argentine financial institutions (with the limitation of the access to the reports and records of suspicious operations, which are, as aforementioned, confidential and subject only to the UIF’s supervision), and lists examples of what circumstances should be specially considered in order to stablish if a particular transaction may be considered unusual and eventually qualified as suspicious. The listed transactions must be particularly scrutinized by the Central Bank and include, among others, any transaction involving financial institutions, regular transactions involving securities (specially daily purchases and sales of the same amount of securities), capital contributions into financial institutions that have been paid-in in cash (or means other than bank transfers), and capital contributions by companies incorporated or domiciled in jurisdictions that do not allow for information relating to family relations of its shareholders, board members or members of its supervisory committee, deposits or withdrawals in cash for unusual amounts by entities or individuals that normally use checks or other financial instruments and/or whose declared business does not correspond with the type or amount of the transaction; subsequent cash deposits for small amounts that, in the aggregate, add up to a relevant sum; a single client holding numerous accounts that, in the aggregate, hold relevant sums inconsistent with such client’s declared business; transfers of funds for amounts inconsistent with the client’s business or usual kind of transaction; accounts with several authorized signatories that hold no apparent relation (in particular when domiciled or acting off-shore or in tax havens); clients that unexpectedly cancel loans; frequent cash deposits or withdrawals for relevant amounts without commercial justification. On the other hand, the CNV must comply with UIF Resolution No. 22/2011, as supplemented, among others, by Resolutions No. 1/2012 and No. 92/2012, which sets forth the CNV’s obligation to evaluate the anti-money laundering controls implemented by entities subject to its control (with the limitation of the access to the reports and records of suspicious operations, which are confidential and subject only to the UIF’s supervision), and also lists some examples of what circumstances should be specially considered in order to stablish if a particular transaction may be considered unusual and eventually qualified as suspicious.

Central Bank Rules require Argentine banks to take certain precautions to prevent money laundering. In this regard, Central Bank recommends financial institutions create an anti-money laundering committee, to assist in the compliance of the anti-money laundering regulations. Additionally, as mentioned, each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. In addition, the guidelines issued by the Central Bank to detect unusual or suspected money laundering or terrorist financing transactions require the reporting of suspicious transactions, based on the resources of the entity subject to the reporting obligation and on the type of analysis performed. In particular, the following special circumstances, among others, shall be considered: (a) if the amount, type, frequency and nature of a transaction made by a customer bears no relationship to such customer’s previous history and financial activity; (b) amounts that are unusually high or transactions that are of a complexity and type not usual for the relevant customer; (c) if a customer refuses to provide information or documents required by the entity or the information furnished is found to have been altered; (d) if a customer fails to comply with any applicable regulation; (e) if a customer appears to show an unusual disregard for risks it may be assuming and/or costs involved in the transactions, and this is incompatible with the customer’s financial profile; (f) if a country or jurisdiction that is not a territory or associated state included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b) is involved; (g) if a same address appears registered for different legal entities or the same natural persons have been empowered by and/or act as attorneys-in-fact for different legal entities and such circumstance is not justified by any financial or legal reason, in particular taking into account whether any such companies or entities are not organized, domiciled or resident in dominions, jurisdictions, territories or associated states included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b), and their main business involves off-shore transactions; (h) if transactions of a similar nature, amount, type or which are conducted simultaneously, it may be presumed that a single transaction has been split into several for the purpose of avoiding the application of transaction detection and/or reporting procedures; (i) if continued profits or losses are derived from transactions repeatedly conducted between the same parties; or (j) if certain signs suggest an illegal source, handling or use of funds involved in the transactions, and the entity subject to the legal obligation does not have any explanation for this.

Furthermore, pursuant to Communication “A” 5612 of the Central Bank, in force as of February 2015, Argentina financial institutions must comply with certain additional “know your customer policies”. In this sense, pursuant to such Communication, under no circumstance new commercial relationships could be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, as per the existing clients: (i) if the “know your customer policies” could not be complied with, the Argentine financial institution must discontinue operations with such client (i.e. cease the relationship with the client in accordance with Central Bank’s regulations for each type of product) within 150 calendar days as of the notice of such circumstances; and (ii) if a certain operation is qualified as suspicious by the Argentine financial institution, operations must be discontinued with such client within 30 calendar days as of such qualification (certain exceptions are made as per special accounts, such as social security accounts, salaries accounts and free universal accounts, in where simplified due diligence procedures could be implemented). Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

The CNV Rules (as amended in September 2013) include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (including, among others, Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), and Distribution and Placement Agents) are to be considered legally bound reporting under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs. In addition, CNV Rules impose certain restrictions in connection with payment arrangements (restricting, among others, to Ps.1,000 the cash amount that the entities set forth therein could receive or pay per day and per client) and impose certain reporting obligations.

In addition, the CNV Rules establish that the above-mentioned entities shall only be able to carry out any transactions therein contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b). When such persons are not included in such list and in their home jurisdiction qualify as registered intermediaries in an entity under control and supervision of a body that carries out similar functions to those carried out by the CNV, they will only be allowed to carry out such transactions if they provide evidence indicating that the relevant securities and exchange commission in their home jurisdiction has signed a memorandum of understanding for cooperation and exchange of information with the CNV.

For a thorough analysis of money laundering regulations in effect as of the date of this document, investors are advised to consult with their own legal counsel and to read Title XIII, Second Book of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance, www.infoleg.gov.ar, the UIF, www.uif.gov.ar, the CNV, www.cnv.gob.ar or the Central Bank, www.bcra.gov.ar.

C. Organizational Structure

Subsidiaries

We have five subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we provide primarily private banking services; (iii) Macro Securities S.A., which is a member of the BCBA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary.

	Banco Macro’s direct and indirect interest
Subsidiary	Percentage of Capital Stock	Percentage of possible votes

Banco del Tucumán S.A. (1)	89.932%	89.932%

Macro Bank Limited (2)	99.999%	100.000%
Macro Securities S.A. (1)	99.921%	99.932%
Macro Fiducia S.A. (1)	98.605%	98.605%
Macro Fondos S.G.F.C.I. S.A. (1)	99.936%	100.000%

(1)	Country of residence: Argentina
(2)	Country of residence: Bahamas

D. Property, plants and equipment

Property

Banco Macro dedicates 25,146 square meters of office space to headquarters, where management, accounting and administrative personnel are located, of which 23,646 square meters are owned by the Bank and 1,500 square meters are leased. Our headquarters are distributed at the offices located in Sarmiento 341-355, 401-447,731-735, Perón 564 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2014, we have a branch network consisted of 434 branches in Argentina, of which 185 were leased properties.

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps.110 million. The Bank has developed a project to build its new corporate offices on this site. Works were initiated in 2012 and are expected to be completed by 2017. The new corporate tower will be designed taking full advantage of natural light, using materials that do not adversely affect the environment and with an efficient use of the available energy. It will be built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council”.

The building will have an area of 52,700 square meters and the Bank estimates that its project will require an investment of approximately US$160 million. As of December 31, 2014 the total aggregate amount invested was Ps.292.7 million (approximately US$40.8. million at the applicable exchange rates as of the respective dates of such investments).

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as Item 5. “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2014 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, certain figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2012, 2013 and 2014.

	2012			2013			2014
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousand of Pesos)
ASSETS

Interest-earning assets
Government and private securities (1)
Pesos	3,856,772	301,436	7.82%	2,892,521	283,493	9.80%	8,322,927	1,971,981	23.69%
Foreign currency	368,669	14,872	4.03%	741,385	34,498	4.65%	1,654,116	47,449	2.87%
Total	4,225,441	316,308	7.49%	3,633,906	317,991	8.75%	9,977,043	2,019,430	20.24%
Loans
Private and financial Sector
Pesos	23,580,405	5,641,032	23.92%	31,438,373	7,904,360	25.14%	37,004,555	11,068,167	29.91%
Foreign currency	2,766,236	173,996	6.29%	2,016,460	195,404	9.69%	2,184,470	258,640	11.84%
Total	26,346,641	5,815,028	22.07%	33,454,833	8,099,764	24.21%	39,189,025	11,326,807	28.90%
Public Sector
Pesos	377,297	66,534	17.63%	575,666	132,437	23.01%	610,798	201,470	32.98%
Foreign currency	0	0	0.00%	0	0	0.00%	0	0	0.00%
Total	377,297	66,534	17.63%	575,666	132,437	23.01%	610,798	201,470	32.98%

Other assets
Pesos	2,665,835	291,727	10.94%	2,141,519	283,594	13.24%	1,893,423	131,748	6.96%
Foreign currency	830,723	11,279	1.36%	937,545	11,163	1.19%	1,010,274	31,904	3.16%
Total	3,496,558	303,006	8.67%	3,079,064	294,757	9.57%	2,903,697	163,652	5.64%
Total interest-earning assets
Pesos	30,480,309	6,300,729	20.67%	37,048,079	8,603,884	23.22%	47,831,703	13,373,366	27.96%
Foreign currency	3,965,628	200,147	5.05%	3,695,390	241,065	6.52%	4,848,860	337,993	6.97%
Total	34,445,937	6,500,876	18.87%	40,743,469	8,844,949	21.71%	52,680,563	13,711,359	26.03%
Non interest-earning assets
Cash and due from banks
Pesos	1,579,250	0	—	2,040,616	0	—	2,710,272	0	—
Foreign currency	473,668	0	—	271,698	0	—	756,574	0	—
Total	2,052,918	0	—	2,312,314	0	—	3,466,846	0	—
Investments in other companies
Pesos	9,424	0	—	11,124	0	—	11,595	0	—
Foreign currency	808	0	—	974	0	—	2,164	0	—
Total	10,232	0	—	12,098	0	—	13,759	0	—

	2012			2013			2014
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousand of Pesos)
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,196,379	0	—	1,315,587	0	—	1,767,760	0	—
Foreign currency	0	0	—	0	0	—	0	0	—
Total	1,196,379	0	—	1,315,587	0	—	1,767,760	0	—
Allowance for loan losses
Pesos	(659,369)	0	—	(883,915)	0	—	(1,038,264)	0	—
Foreign currency	(54,731)	0	—	(51,343)	0	—	(57,546)	0	—
Total	(714,100)	0	—	(935,258)	0	—	(1,095,810)	0	—
Other assets
Pesos	4,507,991	0	—	5,612,108	0	—	6,588,491	0	—
Foreign currency	3,293,245	0	—	4,208,338	0	—	4,431,135	0	—
Total	7,801,236	0	—	9,820,446	0	—	11,019,626	0	—
Total non interest-earning assets
Pesos	6,633,675	0	—	8,095,520	0	—	10,039,854	0	—
Foreign currency	3,712,990	0	—	4,429,667	0	—	5,132,327	0	—
Total	10,346,665	0	—	12,525,187	0	—	15,172,181	0	—
TOTAL ASSETS
Pesos	37,113,984	0	—	45,143,599	0	—	57,871,557	0	—
Foreign currency	7,678,618	0	—	8,125,057	0	—	9,981,187	0	—
Total	44,792,602	0	—	53,268,656	0	—	67,852,744	0	—

LIABILITIES

Interest-bearing liabilities
Savings accounts
Pesos	4,680,210	33,491	0.72%	6,237,331	40,872	0.66%	7,714,543	49,175	0.64%
Foreign currency	1,045,192	798	0.08%	1,106,136	685	0.06%	1,741,369	594	0.03%
Total	5,725,402	34,289	0.60%	7,343,467	41,557	0.57%	9,455,912	49,769	0.53%

Time deposits
Pesos	15,483,182	2,154,075	13.91%	19,059,864	3,054,652	16.03%	23,407,958	5,128,065	21.91%
Foreign currency	2,056,050	15,402	0.75%	1,804,392	12,959	0.72%	2,142,104	10,962	0.51%
Total	17,539,232	2,169,477	12.37%	20,864,256	3,067,611	14.70%	25,550,062	5,139,027	20.11%

Borrowing from the Central Bank
Pesos	13,572	1,188	8.75%	18,129	1,603	8.84%	14,957	1,308	8.75%
Foreign currency	0	0	0.00%	42	0	0.00%	75	0	0.00%
Total	13,572	1,188	8.75%	18,171	1,603	8.82%	15,032	1,308	8.70%

Borrowings from other financial institutions
Pesos	114,920	13,113	11.41%	142,310	14,562	10.23%	116,446	23,331	20.04%
Foreign currency	202,554	7,394	3.65%	147,728	5,318	3.60%	282,786	9,997	3.54%
Total	317,474	20,507	6.46%	290,038	19,880	6.85%	399,232	33,328	8.35%

Corporate Bonds
Pesos	85,072	9,180	10.79%	0	0	0.00%	0	0	0.00%
Foreign currency	1,166,812	108,288	9.28%	1,404,885	131,117	9.33%	2,082,246	194,864	9.36%
Total	1,251,884	117,468	9.38%	1,404,885	131,117	9.33%	2,082,246	194,864	9.36%

Other liabilities
Pesos	0	0	0.00%	0	0	0.00%	0	0	0.00%
Foreign currency	0	0	0.00%	4,613	0	0.00%	26,740	0	0.00%
Total	0	0	0.00%	4,613	0	0.00%	26,740	0	0.00%

Total Interest-bearing liabilities
Pesos	20,376,956	2,211,047	10.85%	25,457,634	3,111,689	12.22%	31,253,904	5,201,879	16.64%
Foreign currency	4,470,608	131,882	2.95%	4,467,796	150,079	3.36%	6,275,320	216,417	3.45%
Total	24,847,564	2,342,929	9.43%	29,925,430	3,261,768	10.90%	37,529,224	5,418,296	14.44%

Non-interest bearing liabilities and Shareholders’ equity

Demand deposits
Pesos	10,068,548	0	—	12,594,928	0	—	15,741,946	0	—
Foreign currency	645,064	0	—	376,681	0	—	555,170	0	—
Total	10,713,612	0	—	12,971,609	0	—	16,297,116	0	—

Other liabilities
Pesos	3,004,536	0	—	2,399,233	0	—	2,477,047	0	—
Foreign currency	672,252	0	—	567,517	0	—	1,037,833	0	—
Total	3,676,788	0	—	2,966,750	0	—	3,514,880	0	—

	2012			2013			2014
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousand of Pesos)

Minority Interest
Pesos	44,275	0	—	60,531	0	—	82,807	0	—
Foreign currency	0	0	—	0	0	—	3,014	0	—
Total	44,275	0	—	60,531	0	—	85,821	0	—

Shareholders’ equity
Pesos	5,510,363	0	—	7,344,336	0	—	10,425,703	0	—
Foreign currency	0	0	—	0	0	—	0	0	—
Total	5,510,363	0	—	7,344,336	0	—	10,425,703	0	—

Total non-interest bearing liabilities and shareholders’ equity
Pesos	18,627,722	0	—	22,399,028	0	—	28,727,503	0	—
Foreign currency	1,317,316	0	—	944,198	0	—	1,596,017	0	—
Total	19,945,038	0	—	23,343,226	0	—	30,323,520	0	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	39,004,678	0	—	47,856,662	0	—	59,981,407	0	—
Foreign currency	5,787,924	0	—	5,411,994	0	—	7,871,337	0	—
Total	44,792,602	0	—	53,268,656	0	—	67,852,744	0	—

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011; for fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012 and for fiscal year ended December 31, 2014 compared to fiscal year ended December 31, 2013.

	December 2012/December 2011			December 2013/December 2012			December 2014/December 2013
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of Pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

ASSETS

Interest-earning assets

Government and private securities
Pesos	38,028	(164,916)	(126,888)	(75,241)	57,298	(17,943)	532,228	1,156,260	1,688,488
Foreign currency	3,472	1,232	4,704	15,006	4,620	19,626	42,471	(29,520)	12,951
Total	41,500	(163,684)	(122,184)	(60,235)	61,918	1,683	574,699	1,126,740	1,701,439

Loans
Private and financial Sector
Pesos	1,583,504	415,922	1,999,426	1,879,027	384,301	2,263,328	1,399,471	1,764,336	3,163,807
Foreign currency	6,749	56,765	63,514	(47,161)	68,569	21,408	16,281	46,955	63,236
Total	1,590,253	472,687	2,062,940	1,831,866	452,870	2,284,736	1,415,752	1,811,291	3,227,043

Public Sector
Pesos	3,889	39,832	43,721	34,956	30,947	65,903	8,082	60,951	69,033
Foreign currency	0	0	0	0	0	0	0	0	0
Total	3,889	39,832	43,721	34,956	30,947	65,903	8,082	60,951	69,033

Other assets
Pesos	190,947	(25,243)	165,704	(57,445)	49,312	(8,133)	(32,855)	(118,991)	(151,846)
Foreign currency	(25,793)	2,094	(23,699)	1,472	(1,588)	(116)	866	19,875	20,741
Total	165,154	(23,149)	142,005	(55,973)	47,724	(8,249)	(31,989)	(99,116)	(131,105)

	December 2012/December 2011			December 2013/December 2012			December 2014/December 2013
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of Pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

Total interest-earning assets
Pesos	1,816,368	265,595	2,081,963	1,781,297	521,858	2,303,155	1,906,926	2,862,556	4,769,482
Foreign currency	(15,572)	60,091	44,519	(30,683)	71,601	40,918	59,618	37,310	96,928
Total	1,800,796	325,686	2,126,482	1,750,614	593,459	2,344,073	1,966,544	2,899,866	4,866,410

LIABILITIES

Interest-bearing liabilities

Savings accounts
Pesos	8,188	771	8,959	11,418	(4,037)	7,381	9,680	(1,377)	8,303
Foreign currency	(10)	(47)	(57)	87	(200)	(113)	393	(484)	(91)
Total	8,178	724	8,902	11,505	(4,237)	7,268	10,073	(1,861)	8,212

Time deposits
Pesos	649,046	292,571	941,617	497,152	403,425	900,577	696,853	1,376,560	2,073,413
Foreign currency	(4,180)	4,329	149	(1,869)	(574)	(2,443)	2,425	(4,422)	(1,997)
Total	644,866	296,900	941,766	495,283	402,851	898,134	699,278	1,372,138	2,071,416

Borrowing from the Central Bank
Pesos	1,155	(6)	1,149	398	17	415	(280)	(15)	(295)
Foreign currency	0	0	0	0	0	0	0	0	0
Total	1,155	(6)	1,149	398	17	415	(280)	(15)	(295)

Borrowings from other financial institutions
Pesos	(8,095)	2,935	(5,153)	3,125	(1,676)	1,449	(2,647)	11,416	8,769
Foreign currency	3,511	2,168	5,679	(2,002)	(74)	(2,076)	4,862	(183)	4,679
Total	(4,584)	5,103	526	1,123	(1,750)	(627)	2,215	11,233	13,448

Corporate Bonds
Pesos	(12,085)	80	(12,005)	(9,180)	0	(9,180)	0	0	0
Foreign currency	10,008	206	10,214	22,085	744	22,829	63,218	529	63,747
Total	(2,077)	286	(1,791)	12,905	744	13,649	63,218	529	63,747

Total Interest-bearing liabilities
Pesos	638,209	296,351	934,560	502,913	397,729	900,642	703,606	1,386,584	2,090,190
Foreign currency	9,329	6,656	15,985	18,301	(104)	18,197	70,898	(4,560)	66,338
Total	647,538	303,007	950,545	521,214	397,625	918,839	774,504	1,382,024	2,156,528

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2012	2013	2014
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	30,480,309	37,048,079	47,831,703
Foreign currency	3,965,628	3,695,390	4,848,860
Total	34,445,937	40,743,469	52,680,563
Net interest income (1)
Pesos	4,089,682	5,492,195	8,171,487
Foreign currency	68,265	90,986	121,576
Total	4,157,947	5,583,181	8,293,063
Net interest margin (2)
Pesos	13.42%	14.82%	17.08%
Foreign currency	1.72%	2.46%	2.51%
Weighted average rate	12.07%	13.70%	15.74%
Yield spread nominal basis (3)
Pesos	9.82%	11.00%	11.32%
Foreign currency	2.10%	3.16%	3.52%
Weighted average rate	9.44%	10.81%	11.59%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities are included in interest.
(2)	Net interest income (including income from government and private securities) divided by average interest-earning assets.
(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2012, 2013 and 2014. Securities are stated before deduction of allowances.

	Years Ended December 31,
	2012	2013	2014
	(in thousands of Pesos)

Government securities
In Pesos:
Government securities at market value (1)
Discount bonds at 5.83% – Maturity: 2033	62,879	26,176	862,088
Federal government bonds at Badlar Private + 2.00% – Maturity: 2017	—	—	494,833
Federal government bonds at Badlar Private + 2.00% – Maturity: 2016	—	—	377,042
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	124,044	471,066	227,525

Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	71,649	308,235	111,749
Consolidation bonds – 7° Serie – Maturity: 2016	—	3,427	87,251

Consolidation bonds – 8° Serie – Maturity: 2022	49	3,381	65,085
Federal government bonds at Badlar Private + 2.50% – Maturity: 2019	—	—	38,560
Consolidation bonds – 6° Serie at 2% – Maturity: 2024	38,789	17,663	21,636

Consolidation bonds – 4° Serie at 2% – Maturity: 2016	217	662	503

Others	629,077	275,424	429

Subtotal Government securities at market value	926,704	1,106,034	2,286,701

Government securities at amortized cost
Federal government bonds at Badlar Private + 2.50% – Maturity: 2019	—	—	161,937
Province of Entre Ríos Treasury Bills– Maturity: 2016	—	—	25,487
Province of Chaco Treasury Bills – Maturity: 2015	—	—	15,453
Province of Tucumán bonds – 1° Serie – Maturity: 2018	2,775	4,225	3,407
Others	174,076	98,759	—

Subtotal Government securities at amortized cost	176,851	102,984	206,284

Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	251,387	12,980	3,820,548
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	361,502	160,051	1,618,630

Subtotal Instruments Issued by Central Bank	612,889	173,031	5,439,178

Total Government securities in Pesos	1,716,444	1,382,049	7,932,163

In Foreign currency:
Government securities at market value (1)
Treasury Bills – Maturity: 2015	—	—	769,679
Federal government bonds at 7% – Maturity: 2015	10,484	44,193	121,453
Federal government bonds at 1.75% – Maturity: 2016	—	—	80,099
Federal government bonds at 2.40% – Maturity: 2018	—	—	59,796
Debt Securities Class 1 - Chubut development and infraestructure bond at 4% – Maturity: 2019	—	—	36,636

Debt Securities of the Province of Neuquén – Serie 1 – Maturity: 2016	—	50,566	30,766

Federal government bonds at 7% – Maturity: 2017	2,998	159,817	27,313
Debt Securities of the Province of Entre Ríos Class I – Maturity: 2016	—	—	21,730
Others	416,836	657,159	35,443

Subtotal Government securities at market value	430,318	911,735	1,182,915

Government securities at amortized cost
Argentine saving bond for the economy development at 4% – Maturity: 2016	—	98,437	129,184

Province of Tucumán bonds – 2° Serie at 9.45% – Maturity: 2015	4,972	1,281	834
Secured Province of Neuquén Treasury Bills Class 1 – Maturity: 2014	146,341	37,435	—
Debt Securities Class 1 - Chubut development and infraestructure bond at 4% – Maturity: 2019	—	10,376	—
Debt Securities Series II Fixed rate for 360-day term – Marutity: 2013	25,010	—
Subtotal Government securities at amortized cost	176,323	147,529	130,018

Instruments Issued by Central Bank of Argentina (2)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	—	—	290,747

Subtotal Instruments Issued by Central Bank	—	—	290,747

Total Government securities in foreign currency	606,641	1,059,264	1,603,680

Total Government securities	2,323,085	2,441,313	9,535,843

Investments in Listed Private Securities
In Pesos:
Mutual Funds	23,563	41,084	88,047
Shares	8,799	3	776,655

	Years Ended December 31,
	2012	2013	2014
	(in thousands of Pesos)

In Foreign currency:
Mutual Funds	15	17	20
Shares	11,194	—	—

Total Private securities	43,571	41,104	864,722

Total Government and Private securities	2,366,656	2,482,417	10,400,565

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	302,961	297,738	244,965
Debt Securities in Financial Trusts	396,051	393,859	134,048
Corporate Bonds (4)	8,311	68,404	284,399

In Foreign currency:
Certificates of Participation in Financial Trusts (3)	110,576	—	—
Debt Securities in Financial Trusts	30,221	30,540	34,337
Corporate Bonds (4)	133,249	202,286	179,417

Total Investments in Unlisted Private Securities	981,369	992,827	877,166

Total	3,348,025	3,475,244	11,277,731

(1)	As of December 31, 2014 the book value and market value of instruments issued by the Argentine government amounted to Ps.2,585,596 (not including Treasury bills, Central Bank bills and notes, and provincial debt securities).
(2)	As of December 31, 2014 the book value and market value of instrument issued by Central Bank of Argentina amounted to Ps.5,729,925 and Ps.5,732,299, respectively.
(3)	The Bank booked allowances for impairment in value amounting to Ps.223,831 thousand, Ps.225,270 thousand and Ps.223,832 thousand as of December 31, 2014, 2013 and 2012, respectively.
(4)	The Bank booked allowances for uncollectivility and impairment in value amounting to Ps.8,743 thousand, Ps.4,084 thousand and Ps.6,034 thousand as of December 31, 2014, 2013 and 2012, respectively.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2014 in accordance with issuance terms (before allowances).

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
In Pesos:
Government securities at market value
Discount bonds at 5.83% – Maturity: 2033	—	—	86,209	775,879	—	862,088
Federal government bonds at Badlar Private + 2.00% – Maturity: 2017	—	494,833	—	—	—	494,833
Federal government bonds at Badlar Private + 2.00% – Maturity: 2016	—	377,042	—	—	—	377,042
Federal government bonds at Badlar Private + 3.00% – Maturity: 2015	227,525	—	—	—	—	227,525
Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	35,138	76,611	—	—	—	111,749
Consolidation bonds – 7° Serie – Maturity: 2016	65,438	21,813	—	—	—	87,251
Consolidation bonds – 8° Serie – Maturity: 2022	—	6,509	58,576	—	—	65,085
Federal government bonds at 2.5% – Maturity: 2019	—	38,560	—	—	—	38,560
Consolidation bonds – 6° Serie at 2% – Maturity 2024	2,329	9,316	9,991	—	—	21,636
Consolidation bonds – 4° Serie at 2% – Maturity: 2016	501	2	—	—	—	503
Others	33	—	6	390	—	429

Government securities at amortized cost
Federal government bonds at Badlar Private + 2.50% – Maturity: 2019	—	161,937	—	—	—	161,937
Province of Entre Ríos Treasury Bills – 1° Serie – Maturity: 2016	—	25,487	—	—	—	25,487
Province of Chaco Treasury Bills – Maturity: 2015	15,453	—	—	—	—	15,453
Province of Tucumán bonds – 1° Serie – Maturity: 2018	1,071	2,336	—	—	—	3,407

Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	3,820,548	—	—	—	—	3,820,548
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,618,630	—	—	—	—	1,618,630

Total Government securities in Pesos	5,786,666	1,214,446	154,782	776,269	—	7,932,163

In Foreign currency:
Government securities at market value
Treasury Bill – Maturity: 2015	769,679	—	—	—	—	769,679
Federal government bonds at 7% – Maturity: 2015	121,453	—	—	—	—	121,453
Federal government bonds at 1.75% – Maturity: 2016	—	80,099	—	—	—	80,099
Federal government bonds at 2.40% – Maturity: 2018	—	59,796	—	—	—	59,796
Debt Securities Class 1 – Chubut development and infraestructure bond at 4% – Maturity: 2019	—	36,636	—	—	—	36,636
Debt Securities of the Province of Neuquén – Serie 1 – Maturity: 2016	20,508	10,258	—	—	—	30,766
Federal government bonds at 7% – Maturity: 2017	—	27,313	—	—	—	27,313
Debt Securities of the Province of Entre Ríos Class I – Maturity: 2016	12,258	9,472	—	—	—	21,730
Others	20,584	4,821	1	10,037	—	35,443

Government securities at amortized cost
Argentine saving bond for the economy development at 4%– Maturity: 2016	—	129,184	—	—	—	129,184
Province of Tucumán bonds – 2° Serie at 9.45% – Maturity: 2015	834	—	—	—	—	834

Instruments Issued by Central Bank of Argentina (2)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	290,747	—	—	—	—	290,747

Total Government securities in foreign currency	1,236,063	357,579	1	10,037	—	1,603,680

Total Government securities	7,022,729	1,572,025	154,783	786,306	—	9,535,843
Weighted average rate (1)	21.88%	21.66%	11.12%	8.97%

Private securities

Investments in listed private securities
In Pesos:
Mutual Funds	88,047	—	—	—	—	88,047
Shares	—	—	—	—	776,655	776,655

In foreign currency:
Mutual Funds	20	—	—	—	—	20
Shares	—	—	—	—	—	—

Investments in Unlisted private securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	8,804	2,209	—	10,121	223,831	244,965
Debt Securities in Financial Trusts	102,418	31,630	—	—	—	134,048
Corporate Bonds (4)	84,660	199,739	—	—	—	284,399

In Foreign currency:
Certificates of Participation in Financial Trusts (3)	—	—	—	—	—	—
Debt Securities in Financial Trusts	6,863	23,699	3,775	—	—	34,337
Corporate Bonds (4)	48,636	130,781	—	—	—	179,417

Total Private securities	339,448	388,058	3,775	10,121	1,000,486	1,741,888
Weighted average rate (1)	13.53%	17.54%	1.08%

(1)	Effective yield based on December 31, 2014 quoted market values.
(2)	As of December 31, 2014, “Instruments Issued by the Central Bank” includes Ps.2,758,329 thousand to fall due in 30 days, Ps.1,648,869 thousand to fall due in 60 days, Ps.891,639 thousand to fall due in 90 days, Ps.421,421 thousand to fall due in 180 days and Ps.9,667 thousand to fall due in 360 days.
(3)	The Bank booked allowances for impairment in value amounting to Ps.223,831 thousand as of December 31, 2014.
(4)	The Bank booked allowances for uncollectibility risk and impairment in value amounting to Ps.8,743 thousand as of December 31, 2014.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2010, 2011, 2012, 2013 and 2014.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of Pesos)
To the non-financial government sector	336,430	336,189	586,557	640,158	604,417
To the financial sector (1)	155,701	343,282	299,250	364,897	213,867
To the non-financial private sector and foreign residents
Overdrafts (2)	2,032,986	2,712,718	4,280,640	4,449,988	3,385,551
Documents (3)	1,805,226	3,178,058	3,651,390	4,320,772	4,627,375
Mortgage loans	902,734	1,142,944	1,508,463	2,308,916	2,466,073
Pledged loans (4)	347,321	667,102	928,693	1,429,414	1,857,121
Consumer loans (5)	7,355,625	12,092,079	15,551,778	20,715,186	25,310,403
Other loans	3,302,223	4,158,915	4,808,641	5,206,630	5,835,233
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	216,888	360,245	570,281	779,436	831,683
Less: Unearned discounts	(30,121)	(74,050)	(95,940)	(186,547)	(205,384)
Less: Allowances	(514,910)	(599,224)	(887,156)	(1,006,495)	(1,186,044)
Total Loans	15,910,103	24,318,258	31,202,597	39,022,355	43,740,295

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdraft lines of credit resulting from checking accounts.
(3)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2014 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2014	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	604,417	195,436	408,981	0
To the financial sector (1)	213,867	178,584	35,283	0
To the non-financial private sector and foreign residents
Overdrafts (2)	3,512,812	3,512,793	19	0
Documents (3)	4,558,963	4,557,208	1,717	38
Mortgage loans	2,549,795	1,139,944	1,269,593	140,258
Pledged loans (4)	1,893,159	740,505	1,152,654	0
Consumer loans (5)	25,605,126	14,670,728	10,928,089	6,309
Other loans	5,988,200	4,625,239	1,342,402	20,559
Total Loans	44,926,339	29,620,437	15,138,738	167,164
Percentage of total loan portfolio	100%	66%	34%	0%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is an Argentine resident within the non- financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligator is part of the non- financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans

The following table presents the interest rate sensitivity of our outstanding loans with maturities over one year as of December 31, 2014:

As of December 31, 2014
(in thousands of Pesos)

Loans with maturities over one year:
Variable Rate
To the non-financial government sector	408,906
To the financial sector
To the non-financial private sector and foreign residents	2,289,510
Total	2,698,416
Fixed rate
To the non-financial government sector	75
To the financial sector	35,283
To the non-financial private sector and foreign residents	12,572,128
Total	12,607,486
Total Loans with maturities over one year	15,305,902

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
Loan Portfolio	2010		2011		2012		2013		2014
	(in thousands of Pesos, except percentages)
Categories
1 – Normal situation/ Performing	15,946,416	97.09%	24,360,917	97.78%	31,096,866	96.91%	38,927,002	97.25%	43,634,978	97.13%
2 – Subject to special monitoring –in observation- in negotiation or with rollover agreement/ Low risk	132,797	0.81%	180,080	0.72%	421,981	1.31%	438,254	1.10%	414,729	0.92%
3 – Troubled/Medium risk	73,403	0.45%	155,686	0.62%	203,545	0.63%	245,887	0.61%	325,499	0.72%
4 – With high risk of insolvency/ High risk	161,072	0.98%	155,612	0.62%	185,723	0.58%	345,494	0.86%	449,355	1.00%
5 – Irrecoverable	110,914	0.67%	64,797	0.26%	181,502	0.57%	71,926	0.18%	101,574	0.23%
6 – Irrecoverable according to Central Bank’s Rules	411	0.00%	390	0.0%	136	0.00%	287	0.00%	204	0.00%
Total Loans	16,425,013	100.00%	24,917,482	100.00%	32,089,753	100.00%	40,028,850	100.00%	44,926,339	100.00%

For the explanation of each category please see “Argentine banking regulation—Liquidity and Solvency Requirements—Debt classification and loan loss provisions”.

Non-performing loans

The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2010	2011	2012	2013	2014
	(in thousands of Pesos)
With preferred guarantees	43,221	37,419	45,260	104,181	203,224
Unsecured	302,579	339,066	525,646	559,413	673,408
Total non-performing loans	345,800	376,485	570,906	663,594	876,632

For additional information on non-accrual loans, past due loans and restructured loans please see note 35.4.c) and d) to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2010, 2011, 2012, 2013 and 2014:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of Pesos)
Balance at the beginning of the year	448,045	514,910	599,224	887,156	1,006,495
Provisions for loan losses	254,010	290,651	688,966	707,370	757,445
Charge off (1)	(187,145)	(206,337)	(401,034)	(588,031)	(577,896)
Overdrafts	(14,857)	(11,793)	(23,288)	(49,973)	(46,794)
Documents	(7,523)	(4,703)	(6,695)	(10,819)	(131)
Mortgage loans	(4,337)	(2,999)	(11,951)	(9,617)	(4,321)
Pledged loans	(911)	(2,945)	(5,766)	(4,550)	(3,703)
Consumer loans	(134,061)	(111,209)	(315,331)	(464,967)	(450,178)
Other	(25,456)	(72,688)	(38,003)	(48,105)	(72,769)
Balance at the end of year	514,910	599,224	887,156	1,006,495	1,186,044
Charge-off/average loans (1)	1.45%	1.03%	1.48%	1.73%	1.47%

(1)	Charge-off includes reversals.

Under Central Bank Rules, non-performing loans must be charged-off seven months after such loans were classified as “irrecoverable without preferred guaranties” and fully provisioned. Pursuant to the current regulations, we charge-off non-performing loans on the next month following the date on which such circumstances are verified. Such debts are registered in off-balance sheet accounts as the Bank continues with collection efforts.

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

	As of December 31,
	2010		2011		2012		2013		2014
	(in thousands of Pesos, except percentages)
Overdrafts	37,757	7.33%	59,136	9.87%	111,419	12.56%	122,006	12.12%	84,162	7.10%
Documents	31,403	6.10%	49,061	8.19%	58,493	6.59%	82,751	8.22%	100,213	8.45%
Mortgage loans	24,016	4.66%	25,800	4.31%	30,126	3.40%	48,361	4.80%	67,760	5.71%
Pledged loans	10,971	2.13%	13,075	2.18%	16,772	1.89%	23,258	2.31%	31,064	2.62%
Consumer loans	269,281	52.30%	351,887	58.72%	503,441	56.75%	584,583	58.08%	736,390	62.09%
Other loans	141,482	27.48%	100,265	16.73%	166,905	18.81%	145,536	14.46%	166,455	14.03%
Total allowances	514,910	100.00%	599,224	100.00%	887,156	100.00%	1,006,495	100.00%	1,186,044	100.00%

Loans by economic activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2010, 2011, 2012, 2013 and 2014.

	As of December 31,
	2010		2011		2012		2013		2014
	(in thousands of Pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

Retail Loans	6, 512,629	39.65%	10,611,776	42.59%	13,432,743	41.86%	17,762,834	44.38%	21,299,813	47.41%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	2,286,297	13.92%	3,201,824	12.85%	4,191,012	13.06%	4,155,033	10.38%	4,526,591	10.08%

Construction	1,009,744	6.15%	1,456,323	5.84%	1,594,771	4.97%	1,767,016	4.41%	2,266,493	5.04%
Other services	1,281,916	7.80%	1,808,807	7.26%	1,920,122	5.98%	1,682,547	4.20%	2,027,874	4.51%
Retail and consumer products	1,140,019	6.94%	1.840.756	7.39%	2,260,041	7.04%	3,484,567	8.71%	4,036,678	8.98%
Foodstuff and beverages	917,874	5.59%	1.178.894	4.73%	2,393,940	7.46%	2,894,059	7.23%	2,542,659	5.66%
Financial Services	387,074	2.36%	691.460	2.77%	760,903	2.37%	828,678	2.07%	632,579	1.41%
Governmental services	418,026	2.55%	480,892	1.93%	764,150	2.38%	870,545	2.17%	1,211,314	2.70%
Real estate, business and leases	357,865	2.18%	383,209	1.54%	527,821	1.64%	739,238	1.85%	770,437	1.71%
Transportation, storage and communications	488,356	2.97%	565,384	2.27%	871,237	2.72%	1,299,210	3.25%	1,240,657	2.76%

Manufacturing and wholesales	302,927	1.84%	603,487	2.42%	754,009	2.35%	1,247,855	3.12%	1,022,551	2.28%

Chemicals	455,313	2.77%	441,458	1.77%	883,970	2.75%	1,097,191	2.74%	1,391,433	3.10%
Electricity, oil, water	92,475	0.56%	190,792	0.77%	210,974	0.66%	164,620	0.41%	178,516	0.40%
Hotels and restaurants	27,866	0.17%	39,261	0.16%	93,902	0.29%	184,876	0.46%	166,216	0.37%

Other	746,632	4.55%	1,423,159	5.71%	1,430,158	4.46%	1,850,581	4.62%	1,612,528	3.59%

Total Loans	16,425,013	100.00%	24,917,482	100.00%	32,089,753	100.00%	40,028,850	100.00%	44,926,339	100.00%

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012	2013	2014
	(in thousands of Pesos)

Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	10,068,076	12,593,823	15,739,885
Foreign currency	644,521	376,203	554,238

Total	10,712,597	12,970,026	16,294,123

Saving Accounts
Average
Pesos	4,680,210	6,237,331	7,714,543
Foreign currency	449,401	312,880	380,361

Total	5,129,611	6,550,211	8,094,904

Average nominal rate
Pesos	0.72%	0.66%	0.64%
Foreign currency	0.11%	0.06%	0.02%

Total	0.66%	0.63%	0.61%

	Year Ended December 31,
	2012	2013	2014
	(in thousands of Pesos)
Time Deposits
Average
Pesos	15,483,182	19,059,864	23,407,958
Foreign currency	1,837,111	1,637,447	1,916,721

Total	17,320,293	20,697,311	25,324,679

Average nominal rate
Pesos	13.91%	16.03%	21.91%
Foreign currency	0.78%	0.74%	0.52%

Total	12.52%	14.82%	20.29%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	472	1,105	2,061
Foreign currency	543	478	932

Total	1,015	1,583	2,993

Saving Accounts
Average
Foreign currency	595,791	793,256	1,361,008

Total	595,791	793,256	1,361,008
Average nominal rate
Foreign currency	0.05%	0.06%	0.04%

Total	0.05%	0.06%	0.04%

Time Deposits
Average
Foreign currency	218,939	166,945	225,383

Total	218,939	166,945	225,383

Average nominal rate
Foreign currency	0.47%	0.51%	0.47%

Total	0.47%	0.51%	0.47%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2014

The following table sets forth information regarding the maturity of our deposits at December 31, 2014.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Checking accounts	15,993,550	15,993,550	0	0	0
Savings accounts	11,307,875	11,307,875	0	0	0
Time deposits	25,169,087	24,271,811	819,482	74,839	2,955
Investment accounts	628,635	419,355	101,010	106,029	2,241
Other	1,617,407	1,617,385	0	22	0
Total Deposits	54,716,554	53,609,976	920,492	180,890	5,196

Maturity of outstanding time deposits and investment accounts in amount of Ps.100,000 or more at December 31, 2014

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2014.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic Bank Offices
Times deposits	19,926,123	19,221,803	657,816	44,224	2,280
Investment accounts	634,487	419,384	107,223	105,775	2,105
Total	20,560,610	19,641,187	765,039	149,999	4,385

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2012	2013	2014
	(in thousands of Pesos, except percentages)
Net income	1,493,618	2,443,564	3,479,531
Average total assets	44,792,602	53,268,656	67,852,744
Average shareholders’ equity	5,510,363	7,344,336	10,425,703
Shareholders’ equity at the end of the fiscal year	6,199,095	8,627,431	11,491,817
Net income as a percentage of:
Average total assets	3.33%	4.59%	5.13%
Average shareholders’ equity	27.11%	33.27%	33.37%
Declared cash dividends	—	596,254	596,254
Dividend payout ratio (1)	0.00%	24.40%	17.14%
Average shareholders’ equity as a percentage of Average total assets	12.30%	13.79%	15.37%

(1)	Declared cash dividends stated as percentage of net income.

Short-term borrowings

Our short-term borrowings totaled approximately Ps.2,178.2 million, Ps.2,728.9 million and Ps.3,958.7 million for the years ended December 31, 2012, 2013 and 2014, respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2012		2013		2014
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of Pesos, except percentages)

Central Bank of Argentina:
Total amount outstanding at the end of the reported period	3,992	1.00%	9,676	5.11%	10,746	5.09%
Average during year (1)	3,504	0.29%	6,929	4.50%	11,669	4.61%
Maximum month-end balance (2)	3,992		9,676		13,511
Banks and international institutions:
Total amount outstanding at the end of the reported period	276,804	3.89%	326,495	2.79%	88,313	6.28%
Average during year (1)	217,813	3.71%	166,824	3.28%	257,405	3.71%
Maximum month-end balance (2)	287,026		326,495		421,242
Non-subordinated Corporate Bonds:

Total amount outstanding at the end of the reported period	18,529	8.38%	24,561	8.50%	32,225	8.50%
Average during year (1)	63,200	8.37%	15,256	8.50%	21,821	8.50%
Maximum month-end balance (2)	210,375		24,561		32,225
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	45,779	8.57%	11,973	5.25%	15,534	5.43%
Average during year (1)	47,912	8.65%	31,434	7.91%	19,268	5.06%
Maximum month-end balance (2)	52,278		53,547		26,974
Other:
Total amount outstanding at the end of the reported period	1,830,487	0.01%	2,352,716	0.01%	3,807,404	0.00%
Average during year (1)	1,531,053	0.01%	1,762,725	0.01%	3,104,144	0.00%
Maximum month-end balance (2)	1,938,379		2,352,716		3,807,404
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	2,597	9.75%	3,442	9.75%	4,517	9.75%
Average during year (1)	10,644	9.75%	12,875	9.75%	19,268	9.75%
Maximum month-end balance (2)	19,452		23,999		35,074
Total short –term borrowings	2,178,188		2,728,863		3,958,739

(1)	Average balances are calculated from quarterly-end balances.
(2)	Maximums are calculated from quarterly-end balances.

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

	Remaining Maturity at December 31, 2014
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)

Interest-earning assets:

Interest-bearing deposits in other banks	954,817	—		—	—	954,817
Government securities (2)	7,022,729	1,572,025	154,783	786,306	—	9,535,843
Receivables from financial leases	133,860	254,858	152	—	—	388,870
Loans to the non-financial government sector (1)	195,436	408,981	—	—	—	604,417
Loans to the private and financial sector (1)	29,425,001	14,729,757	105,593	61,571	—	44,321,922
Other Assets	339,448	388,058	3,775	10,121	223,831	965,233

Total Interest-Earning Assets	38,071,291	17,353,679	264,303	857,998	223,831	56,771,102

Interest-bearing liabilities:

Checking accounts	15,993,550	—	—	—	—	15,993,550
Savings accounts	11,307,875	—	—	—	—	11,307,875
Time Deposits	25,166,132	2,653	302	—	—	25,169,087
Investment Accounts	626,394	2,241		—	—	628,635
Non- subordinated Corporate Bonds	32,225	909,890	—	—	—	942,115
Subordinated Corporate Bonds	4,517	—	—	1,282,800	—	1,287,317
Liabilities with Central Bank	10,746	6,213	—	—	—	16,959
Liabilities with Argentine financial institutions	15,534	36,253	—	—	—	51,787
Liabilities with Banks and International Institutions	88,313	—	—	—	—	88,313
Other liabilities	5,424,811	—	92,094	—	—	5,516,905

Total Interest-Bearing Liabilities	58,670,097	957,250	92,396	1,282,800	—	61,002,543
Asset (Liability) Gap	(20,598,806)	16,396,429	171,907	(424,802)	223,831	(4,231,441)
Cumulative Asset/Liability Gap	(20,598,806)	(4,202,377)	(4,030,470)	(4,455,272)	(4,231,441)	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	(36.28)%	(7.40)%	(7.10)%	(7.85)%	(7.45)%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos

Government securities (2)	5,786,666	1,214,446	154,782	776,269	—	7,932,163
Receivables from financial leases	133,860	254,858	152	—	—	388,870
Loans to the non financial government sector (1)	195,436	408,981	—	—	—	604,417
Loans to the private and financial sector (1)	27,591,834	14,704,166	104,629	61,571	—	42,462,200
Other Assets	283,929	233,578	—	10,121	223,831	751,459

Total Interest-Earning Assets in Pesos	33,991,725	16,816,029	259,563	847,961	223,831	52,139,109

Interest-bearing liabilities in Pesos
Checking accounts	14,627,078	—	—	—	—	14,627,078
Savings accounts	10,253,913	—	—	—	—	10,253,913
Time Deposits	23,161,971	2,653	302	—	—	23,164,926
Investment Accounts	613,599	2,241	—	—	—	615,840
Liabilities with Central Bank	10,746	6,213	—	—	—	16,959
Liabilities with Argentine financial institutions	15,534	36,253	—	—	—	51,787
Other Liabilities	4,713,519	—	92,094	—	—	4,805,613

Total Interest-Bearing Liabilities in Pesos	53,396,360	47,360	92,396	—	—	53,536,116

Asset (Liability) Gap	(19,404,635)	16,768,669	167,167	847,961	223,831	(1,397,007)
Cumulative Asset/Liability Gap	(19,404,635)	(2,635,966)	(2,468,799)	(1,620,838)	(1,397,007)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(37.22)%	(5.06)%	(4.74)%	(3.11)%	(2.68)%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	without due date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in other banks	954,817					954,817
Government securities (2)	1,236,063	357,579	1	10,037	—	1,603,680
Loans to the private and financial sector(1)	1,833,167	25,591	964	—	—	1,859,722
Other assets	55,519	154,480	3,775	—	—	213,774

Total Interest-Earning Assets	4,079,566	537,650	4,740	10,037	—	4,631,993

Interest-bearing liabilities in foreign currency

Checking accounts	1,366,472	—	—	—	—	1,366,472
Savings accounts	1,053,962	—	—	—	—	1,053,962
Time Deposits	2,004,161	—	—	—	—	2,004,161
Investment Accounts	12,795	—	—	—	—	12,795
Non-subordinated Corporate Bonds	32,225	909,890	—	—	—	942,115
Subordinated Corporate Bonds	4,517	—	—	1,282,800	—	1,287,317
Liabilities with Banks and International Institutions	88,313	—	—	—	—	88,313
Other liabilities	711,292	—	—	—	—	711,292

Total Interest-Bearing Liabilities	5,273,737	909,890	—	1,282,800	—	7,466,427
Asset (Liability) Gap	(1,194,171)	(372,240)	4,740	(1,272,763)	—	(2,834,434)
Cumulative Asset/Liability Gap	(1,194,171)	(1,566,411)	(1,561,671)	(2,834,434)	(2,834,434)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(25.78)%	(33.82)%	(33.71)%	(61.19)%	(61.19)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.
(2)	Includes instruments issued by the Central Bank.

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

A. Operating results

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of and for the three years ended December 31, 2012, 2013 and 2014, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant aspects from U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

Argentine professional accounting standards effective in the City of Buenos Aires establish that financial statements must be expressed in constant Pesos. The adjustment methodology and the need to make those adjustments are required by TR (Technical Resolution) No. 6 and TR No. 17 issued by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas or “FACPCE”), which were amended by TR No. 39 approved by the Professional Council of Economic Sciences of the City of Buenos Aires on April 16, 2014, as supplemented by Interpretation No. 8. These regulations introduced, among other modifications, the obligation to adjust financial statements so that they are stated in constant currency as of the date when the inflation rate accumulated over a three-year period reaches or exceeds 100%, considering the domestic wholesale price index of the INDEC as a key indicator and essential threshold identifying a certain level of inflation requiring a related adjustment to financial statements.

Our consolidated financial statements recognized the changes in the Peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article No. 268 of General Resolution No. 7/2005, Central Bank Communication “A” 3921 and CNV General resolution No. 441. However, in reviewing our financial statements, investors should consider that, in recent years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which are not required to be reflected in such consolidated financial statements pursuant to local regulations.

COMPARABILITY

Due to the modification of certain disclosure methods for certain items in the consolidated balance sheets and consolidated statements of income, which did not affect the shareholders’ equity of the Bank, the consolidated financial statements as of December 31, 2012 were modified for the sole purpose of comparability with the consolidated financial statements as of December 31, 2013 and 2014.

MACROECONOMIC ENVIRONMENT

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

In 2012, real GDP grew by 1.9%. Primary expenses grew 29% and the Argentine government recorded a primary deficit of Ps.4.3 billion. Inflation reached a rate of 10.8% per annum according to the INDEC, while at the same time the Argentine Peso depreciated 14.3% against the U.S. dollar. See Item 3.D “Risk Factors—An increase in inflation could have a material adverse effect on Argentina’s economic prospects”.

During 2013, the global economy grew at very different rates, affecting the performance of the Argentine economy. The United States and Europe maintained a weak recovery after the 2008/2009 crisis due to fiscal adjustment and debt pressures partially offset by expansive monetary policies implemented by the respective central banks.

Although China’s expansion rate decreased, its demand for raw materials remained positive for commodity producing regions, specifically Latin America.

Latin America maintained its growth rate driven by two opposing forces: (i) the deceleration in the volume of exports coupled with a reduction in commodity prices and the slowdown in the Brazilian economy as a result of its anti-inflationary policy, and (ii) the inflow of financial capital and direct investment. Latin America’s growth rate remained at 3.5%, as in the previous year.

In this international context, Argentina grew by 3.0% in 2013, more than in 2012 but below the annual average of 7.2% maintained since 2003. An expansive fiscal policy resulted in an increase of primary expenditures (current and capital expenses) by 33% while the national government’s income increased by 30%. As a result, the national public sector reported a primary deficit of Ps.22.3 billion, equal to 0.8% of the GDP. Including the payment of interest, the financial deficit amounted to Ps.64.6 billion, or 2.4% of the GDP, a similar percentage of the previous year.

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

In 2014, the global economy expanded by approximately 3%, a slightly lower rate than the average annual 3.4% recorded between 2010 and 2013, evidencing the slow recovery of developed countries as well as the deceleration trend in emerging countries.

The United States reported growth of 2.3%, as in the post-crisis years of 2008 and 2009, further strengthening in the second semester of 2014 due to the reduction in the debt burden of families and the resulting increase of domestic spending stemming from the improvement in employment levels.

Despite the fiscal adjustment process in place since 2009 to stabilize public debt, Europe recorded a slight improvement as compared to the light contraction registered in 2013.

China, recording a growing share, reached 12% of the world’s GDP as a result of a 7.4% year over year expansion. The sustained domestic market economic process driven by credit combined with increased migration to the cities, resulted in an increase in global demand for raw material.

Latin America, which represents 7.5% of the world’s GDP, experienced a slowdown as compared to the sustained growth rate recorded in the last few years due to a drop in the price of commodities and the deceleration of Brazil’s economy.

Brazil’s economy experienced a slowdown due to reduced productivity, higher public expenditure and a lower fiscal surplus, all of which resulted in high inflation and capital flight, stopping the inflow of investments of the preceding years. Brazil grew by 0.5%, following an average annual growth rate of 3.5% between 2003 and 2013.

Within the international context and considering the dynamics of macroeconomic imbalances, the actual GDP of Argentina did not expand in 2014. The slowdown of the domestic economy, coupled with a drop in the demand of Argentina’s main trading partners, resulted in a reduction in the trading volume, causing a decrease in the trade balance by 16% as compared to the previous year, with exports falling by 12% (due to a reduction of prices of 2% and of volumes of 10%) and imports by 11% (due to a reduction of prices of 1% and of volumes of 11%).

Contrary to the contraction in the private sector, the government maintained its expansionary fiscal policy in line with increased tax revenues. Tax revenues increased by 36% year over year, representing 27% of the GDP. Primary expenditures grew by 43% driven by the policy of subsidies to utilities and capital expenditures. National public expenditures, including interest expense, represented 26% of the GDP.

Therefore, both the primary and financial deficits increased as compared to 2013. Within the context of the Argentine government’s debt reduction policy, the Central Bank has provided funds to the Argentine government by issuing additional Pesos and withdrawing funds out of reserves.

Money market and Argentine financial system

In 2014, a slight demonetization of the economy was observed due to a shift from an expansive monetary policy between 2010 and 2013 to a moderate monetary policy after the devaluation. The placement of Central Bank debt instruments absorbed a material portion of the monetary expansion derived from fiscal assistance to the government and the purchase of foreign currency from the private sector.

The reserves of the Central Bank as of December 31, 2014 amounted to US$31.4 billion, an increase of approximately US$844 million over the prior year. This increase was primarily the result of the private-sector purchase of foreign currency, certain swap transactions entered into with China and the issuance and placement of dollar-denominated Lebacs and Nobacs.

In line with the reduced growth of the monetary base, financial activity slowed down. The average total deposits and the average total credits increased by 27% and 24% respectively, as compared to the 27% and 30% increase reported in average in 2013.

Regarding deposits, the trend of the last few years continued in 2014, with private sector deposits growing more than public sector deposits as a result of the permanent fiscal deficit of the national and provincial governments.

With respect to interest earning assets, the growth rate of total loans in the financial system was lower than that of the previous year, but Lebac holdings doubled. The Lebac / Loan ratio increased from 19% in 2013 to 32% in 2014.

Systemic liquidity grew from 33% to 45% with respect to deposits in December 2014 due to increased holdings of Lebac in the financial system.

Interest rates also rose during the year, offsetting the reduction in the monetary base. In 2014, the Central Bank implemented a scheme of maximum reference lending rates for consumer and pledge loans in order to increase the demand for credit.

During 2014, borrowing rates decreased due to excess funds. With respect to borrowing rates, the Central Bank implemented a control mechanism, establishing a minimum borrowing rate for certain term deposits.

Changes were implemented in the operation of the financial system as a result of the monetary and sector-specific policies of the Central Bank. In 2014, after nine years of positive results, the strength of the financial system increased, with a net worth of Ps.168.1 million (a 38% increase as compared to the previous year).

In 2014, the soundness of the financial system improved, increasing its capacity to overcome potential economically volatile scenarios.

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

Our loan portfolio to the private sector grew to Ps.31,204 million as of December 31, 2012 increasing 29% compared to 2011, to Ps.39,024 million as of December 31, 2013 increasing 25% compared to 2012 and to Ps.44,108 million as of December 31, 2014 increasing 13% compared to 2013.

Within a context of increasing prices the Bank, as well as the financial system, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio for the last three years. During 2012, 2013 and 2014 consumer loans (personal loans and credit card loans), which are short term loans, have driven the expansion of our loan portfolio, increasing 29%, 33% and 22% respectively.

During 2014, the Bank maintained its leading position in terms of personal loans, which increased by 16%, with a 14% of market share (as of November 30, 2014). As to its credit card products, the Bank’s portfolio increased 34% compared to 2013, accounting for 7.6% of the market. In 2014, the Argentine government launched a plan for credit card purchases in 12 interest free installments, which led to increased consumption and use of credit cards.

During 2012, 2013 and 2014, pledge and mortgages loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319, “A” 5380, “A” 5449, “A” 5516 and “A” 5600 of BCRA), grew 35%, 53% and 16%, respectively.

During 2014 we continued with the policy of maintaining high coverage of non-performing loans through the creation of additional provisions to such required by the Central Bank. The coverage was maintained at approximately 135.3%. Delinquency levels followed the same trend as the financial system as a whole, increasing to 1.95% of total loans as compared to 1.66% in the previous year.

In 2014, the Bank maintained a high liquidity ratio increasing from 33.3% as of December 31, 2013 to 40.6% as of December 31, 2014. The Bank’s liquidity ratio exceeded the liquidity ratio of the financial system as a whole.

During 2014 our public sector exposure to total assets ratio increased to 4.7% from 3% in 2013 but remained below Argentina’s financial system average.

Our total deposits increased by 24%, 20% and 26% as of December 31, 2012, 2013 and 2014, respectively, up to Ps.54,717 million as of December 31, 2014.

During 2012 and 2013, private sector deposits increased by 19% and 32%, with increase in time deposits and sight deposits, and public sector deposits increased by 43% compared to 2011 and decreased by 21% during 2013. During 2014, private sector deposits were the main source of funding increasing by 25% compared to 2013, with increase in time deposits and sight deposits of 17% and 34%, respectively, over the prior year. Public sector deposits increased by 30% during 2014.

The Bank was the fifth largest financial institution in terms of volume of total loans and total deposits, with a 6.8% and 5.8% of market share, respectively, as of November 30, 2014, maintaining a leading position, as in the previous year.

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013 AND YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,			Change December 31,
	(in thousands of Pesos)
	2012 (1)	2013	2014	2014-2013	2013-2012

Financial income	6,904,370	9,753,531	14,682,649	4,929,118	2,849,161

Financial expenses	(2,827,590)	(4,021,540)	(6,582,561)	(2,561,021)	(1,193,950)
Gross intermediation margin	4,076,780	5,731,991	8,100,088	2,368,097	1,655,211
Provision for loan losses	(600,424)	(540,032)	(664,882)	(124,850)	60,392
Service charge income	2,644,731	3,426,324	4,655,788	1,229,464	781,593
Service charge expenses	(685,392)	(917,807)	(1,215,759)	(297,952)	(232,415)
Administrative expenses	(3,115,385)	(4,015,356)	(5,498,879)	(1,483,523)	(899.971)
Net other income (expense)	40,573	109,526	88,853	(20,673)	68,953

Minority interest in subsidiaries	(13,790)	(18,173)	(23,492)	(5,319)	(4,383)
Net income before income tax	2,347,093	3,776,473	5,441,717	1,665,244	1,429,380

Income tax	(853,475)	(1,332,909)	(1,962,186)	(629,277)	(479,434)

Net income	1,493,618	2,443,564	3,479,531	1,035,967	949,946

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”

Our consolidated net income for 2014 increased 42% or Ps.1,036.0 million as compared to 2013, from Ps.2,443.6 million in 2013 to Ps.3,479.5 million in 2014. This increase was primarily attributable to:

•	51% increase in financial income of Ps.4,929.1 million; and

•	36% increase in service charge income of Ps.1,229.5 million.

This increase was partially offset by a:

•	64% increase in financial expenses of Ps.2,561.0 million;

•	32% increase in service charge expenses of Ps.298.0 million;

•	37% increase in administrative expenses of Ps.1,483.5 million; and

•	47% increase in income tax of Ps.629.3 million.

Financial income

The components of our financial income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Year Ended December 31,
	2012 (1)	2013	2014
	(in thousands of Pesos)

Interest on cash and due from banks	185	241	127
Interest on loans to the financial sector	46,084	51,468	64,293
Interest on overdrafts	721,000	1,074,900	1,338,170
Interest on documents (2)	414,815	654,111	960,429
Interest on mortgage loans	198,809	333,854	483,143
Interest on pledged loans (3)	126,822	197,135	274,287
Interest on credit card loans	740,670	1,022,177	1,930,082
Interest on other loans (4)	3,537,074	4,782,671	6,272,353
Interest on other receivables from financial intermediation	1,040	3,101	3,455
Interest on financial leases	60,037	68,435	76,320
Income from government and private securities, net	361,538	409,054	1,974,166
Income from guaranteed loans (5)	17,017	26,026	40,201
CER (Indexation by benchmark stabilization coefficient) adjustment (6)	22,947	35,155	78,299
CVS (Indexation by salary variation coefficient) adjustment	512	606	737
Difference in quoted prices of gold and foreign currency	386,989	808,143	827,599
Other (7)	268,831	286,454	358,988

Total financial income	6,904,370	9,753,531	14,682,649

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Includes income on factoring, check cashing advances and loans with promissory notes.
(3)	Includes primarily income on interest on loans with collateral pledge.
(4)	Includes interest on loans not classified under prior headings, including interest on personal loans.
(5)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6)	Includes CER accrued for all the assets subject to CER adjustments.
(7)	Mainly results from pre-financing and financing export transactions, forward foreign currency transactions and premiums on reverse repos.

2014 and 2013 - Our financial income increased 51% or Ps.4,929.1 million as compared to 2013, driven primarily by income derived from higher interest on loans.

Interest on loans (i.e., for all loans in the aggregate, excluding income from guaranteed loans) grew 40% or Ps.3,206.4 million as compared to 2013, mainly as a result of an increase in interest rates (from 24.2% on average for 2013 to 28.9% on average for 2014) and in the average portfolio volume (volume grew by 17% as compared to 2013).

The main variation of total interest on loans was from interest on credit card loans which increased 89%, interest on documents which increased 47% and interest on other loans (including interest on personal loans) which increased 31% compared to 2013. The average volume of credit card loans increased by 37%, the average volume of documents grew by 19%, the average volume of personal loans grew by 18% and the average volume of other loans grew by 12%, in each case as compared to 2013.

Income from government and private securities increased Ps.1,565.1 million as compared to 2013 (383%), driven by our Lebac and Nobac portfolio due to an increase in the average portfolio of such securities from Ps.1,551.5 million on average in 2013 to Ps.7,416.0 million on average in 2014.

2013 and 2012 - Our financial income increased 41% or Ps.2,849.2 million as compared to 2012, driven primarily by income derived from higher interest on loans.

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

Income derived from differences in quoted prices of gold and foreign currency increased 109% or Ps.421.1 million due to higher FX position revaluation due to the depretiation of the Peso against the U.S. dollar. The FX rate increased from Ps.4.9173 per dollar as of December 31, 2012 to Ps.6.5180 per dollar as of December 31, 2013.

The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange valuation differences and premiums on forward sales of foreign exchange:

Changes in financial income (interest earned)	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Due to changes in the volume of interest-earning assets	1,800,796	1,750,614	1,966,544
Due to changes in average nominal rates of interest-earning assets	325,686	593,459	2,899,866

Net change	2,126,482	2,344,073	4,866,410

Changes in financial income due to changes in volume	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government and private securities	41,500	(60,235)	574,699

Loans to private and financial sector	1,590,253	1,831,866	1,415,752
Loans to public sector	3,889	34,956	8,082
Other assets	165,154	(55,973)	(31,989)

Net change	1,800,796	1,750,614	1,966,544

Changes in financial income due to changes in nominal rates	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government and private securities	(163,684)	61,918	1,126,740
Loans to private and financial sector	472,687	452,870	1,811,291
Loans to public sector	39,832	30,947	60,951
Other assets	(23,149)	47,724	(99,116)

Net change	325,686	593,459	2,899,866

Financial expenses

The components of our financial expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Year Ended December 31,
	2012 (1)	2013	2014
	(in thousands of Pesos)

Interest on checking accounts	317	497	533
Interest on savings accounts	33,972	41,060	49,237
Interest on time deposits	2,167,614	3,065,823	5,137,168
Interest on interfinancing received loans (received call)	4,283	2,883	1,202
Interest on other financing from the financial institutions	12	7	17
Interest on other liabilities from financial intermediation (2)	62,529	61,674	91,733
Interest on subordinated corporate bonds	66,897	80,953	120,407
Other interest	3,033	3,369	3,109
CER adjustment (3)	4,405	4,295	9,183
Contribution to Deposit Guarantee Fund	55,937	67,808	151,048
Other (4)	428,591	693,171	1,018,924
Total financial expenses	2,827,590	4,021,540	6,582,561

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Includes lines of credit from other banks, repurchase agreements and Central Bank borrowings.
(3)	Includes CER accrued for all the liabilities subject to CER adjustments.
(4)	Mainly resulting from turnover tax.

2014 and 2013 - Financial expenses increased 64% or Ps.2,561.0 million as compared to 2013.

Interest on deposits represented 79% of total financial expenses and increased by 67% or Ps.2,079.6 million as compared to 2013 due to an increase in interest from time deposits of 68% mainly as result of increasing interest rates (from 15% on average in 2013 to 20% on average in 2014) and an increase in the average volume.

Other financial expenses increased by 47% as compared to 2013 mainly due to an increase in turnover tax as a result of our higher computable financial income and, to a lesser extent, an increase in tax rates in certain provinces in which we operate.

2013 and 2012 - Financial expenses increased 42% or Ps.1,193.9 million as compared to 2012.

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

Changes in financial expense (interest paid)

	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	647,538	521,214	774,504
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	303,007	397,625	1,382,024
Net change	950,545	918,839	2,156,528

Changes in financial expense due to changes in volume

	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	653,044	506,788	709,351
Borrowings from Central Bank and other financial institutions	(3,429)	1,521	1,935
Corporate Bonds	(2,077)	12,905	63,218

Net change	647,538	521,214	774,504

Changes in financial expense due to changes in nominal rates

	December 31 2012 vs. December 31 2011	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	297,624	398,614	1,370,277
Borrowings from Central Bank and other financial institutions	5,097	(1,733)	11,218
Corporate Bonds	286	744	529

Net change	303,007	397,625	1,382,024

Provision for loan losses

2014 and 2013 – Provision for loan losses increased 23% or Ps.124.9 million in 2014 mainly due to the increase in the provisions for loan losses related to non-performing consumer loans and based on our policy of maintaining high coverage of non-performing loans through the creation of additional provisions to such required by the Central Bank. Non-performing loans increased 29% in 2014.

2013 and 2012 – Provision for loan losses decreased 10% or Ps.60.4 million in 2013. The variation was due to the higher charge in 2012 as a result of the initial impact of the amendment of the provisioning policy for the non-performing consumer loans portfolio implemented in May 2012.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012 (1)	2013	2014
	(in thousands of Pesos)

Service charges on deposit accounts	1,571,838	2,022,656	2,798,967
Debit and credit card income	544,815	776,726	1,147,740
Other fees related to foreign trade	38,660	44,464	67,123
Credit-related fees	141,048	164,097	92,101
Capital markets and securities activities	2,415	4,338	7,895
Lease of safe-deposit boxes	64,621	70,791	84,201
Fees related to guarantees	1,003	1,434	1,672
Other (2)	280,331	341,818	456,089
Total service charge income	2,644,731	3,426,324	4,655,788

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Includes insurance income and revenue from joint ventures.

2014 and 2013 - Service charge income increased 36% or Ps.1,229.5 million in 2014, mainly due to higher debit and credit card income (48%) and increasing service charges on deposits accounts (38%) and other service charge income (33%), mainly due to an increase in the amount of active accounts and banking product packages and the fees charged for such accounts and packages.

2013 and 2012 - Service charge income increased 30% or Ps.781.6 million in 2013 compared to 2012, mainly due to higher fees charged on deposits accounts (29%) and other service charge income (34%).

Income-increase derived from service charge on deposit accounts was driven by an increase in the amount of fees charged over such accounts (maintenance fees). Fees charged for maintenance of deposit accounts increased 22% on average in 2013, as compared to 2012.

Service charge expenses

2014 and 2013 - In 2014 service charge expenses increased 32% or Ps.298 million as compared to 2013 due to an increase in debit and credit card expenses as result of an aggressive marketing campaigns for credit card products as part of our strategy to strengthen our credit card market share.

2013 and 2012 - In 2013 service charge expenses increased 34% or Ps.232.4 million as compared to 2012. This increase was mainly due to an increase in turnover and other municipal taxes and commissions paid to lending agents as a result of more aggressive marketing campaigns for our credit card products as part of our strategy to strengthen our credit card market share.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2012, 2013 and 2014 are reflected in the following table:

	Year Ended December 31,
	2012 (1)	2013	2014
	(in thousands of Pesos)

Personnel expenses	1,844,336	2,351,921	3,190,774
Directors and statutory auditors fees	75,005	117,077	163,378
Other professional fees	109,906	138,212	181,427
Advertising and publicity	92,526	103,437	128,387
Taxes	169,306	218,491	323,463
Depreciation of equipment	85,037	98,666	130,678
Amortization of organization costs	72,721	89,019	122,704
Maintenance, conservation and repair expenses	127,856	187,684	256,937
Security services	127,954	192,873	249,176
Electric power and communications	84,561	102,023	146,145
Lease payments	58,894	77,713	110,875
Insurance	14,647	18,251	22,678
Stationery and office supplies	15,840	19,858	26,761
Other	236,796	300,131	445,496
Total administrative expenses	3,115,385	4,015,356	5,498,879

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”

2014 and 2013 - Administrative expenses increased 37% or Ps.1,483.5 million in 2014, due to higher personnel expenses and other administrative expenses.

Personnel expenses increased by 36% as a result of a salary increase of 29% arranged with the labor unions in April 2014 and higher other personnel expenses. The remaining administrative expenses increased in total by 39% in 2014, mainly due to a 48% increase in taxes (mainly in tax on debits and credits on Argentine bank accounts and the turnover tax), a 37% increase in repair and maintenance expenses (mainly due to an increase in rates paid to cleaning companies) and a 29% increase in security services expenses (mainly due to an increase in rates paid to additional pólice and private security companies).

2013 and 2012 - Administrative expenses increased 29% or Ps.900 million in 2013.

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

Net other income (expense)

2014 and 2013. In 2014 net other income was Ps.88.8 million, decreasing 19% or Ps.20.7 million compared to 2013. The variation was mainly due to an increase of other expenses of 83% or Ps.118.7 million as result of the cancellation of contingent liabilities. Other income increased by 39% or Ps.98 million as compared to 2013, mainly as a result of increasing interest on other receivables and a significant increase in income from long-term investments.

2013 and 2012. In 2013 net other income was Ps.109.5 million, increasing 170% or Ps.69 million compared to 2012. This increase was mainly due to the mixed result of the increase on other income by 29% or Ps.56.6 million, mainly in recovered loans, reversed allowances and other income, with a decrease of other expenses by 8% or Ps.12.4 million compared to 2012.

Income tax

2014 and 2013. In 2014 income tax expenses increased 47% to Ps.1,962.2 million compared to 2013 with a tax effective rate of 36.1% for fiscal year 2014. This increase was due to the increase in taxable revenues.

2013 and 2012. In 2013 income tax expenses increased 56% to Ps.1,332.9 million compared to Ps.853.5 million in 2012. This increase was due to the increase in taxable revenues. The tax effective rate was 35.3% for fiscal year 2013.

U.S. GAAP and Central Bank Rules Reconciliation

General

We prepare our consolidated financial statements in accordance with Central Bank Rules, which differ from U.S. GAAP in certain respects. For more detail on differences in the accounting treatment between Central Bank Rules and U.S. GAAP as of December 31, 2014, see Note 35 to our consolidated financial statements as of and for the three years ended December 31, 2014.

Summary of significant differences between Central Bank Rules and U.S. GAAP:

a.	Exposure to the Argentine Public Sector and Private Securities:

a.1.	Loans—Non-financial federal government sector: guaranteed loans (maturing around 2017) were valued according to Central Bank Communication “A” 4898 and 5180. Under U.S. GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, we should continue to estimate the cash flows expected to be collected over the life of the loan. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would decrease assets by Ps.200.3 million, Ps.158.2 million and Ps.146.8 million as of December 31, 2014, 2013 and 2012, respectively. On the other hand, income would decrease by Ps.42 million and Ps.11.4 million for the years ended December 31, 2014 and 2013, respectively, and would increase by Ps.3.9 million for the year ended December 31, 2012.

a.2.	Government and private securities:

(i)	Available for sale: Under Central Bank Rules, unlisted Government securities were valued at the present value reported by Central Bank Rules or at the cost value increased by their internal rate of return. Under U.S. GAAP, these Government securities were considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities”.

(ii)	Trading securities: Under Central Bank Rules, listed securities maintained for intermediation, were valued at quoted price. Under U.S. GAAP these securities should be classified as trading and carried at fair value considering their active market. In addition, changes in fair value are recorded in the consolidated statement of income.

The effects of the adjustments required in accordance with U.S. GAAP would decrease assets by Ps.21.3 million and Ps.1.1 million as of December 31, 2014 and 2013, respectively, and would increase by Ps.6.6 million as of December 31, 2012. On the other hand, income would increase by Ps.3.0 thousand, Ps.38.1 million and Ps.9.7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

a.3.	Instruments issued by Central Bank of Argentina: Under Central Bank Rules, instruments issue by the Central Bank of Argentina were valued at the quoted price of each security or at the cost value increased by their internal rate of return. Under U.S. GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would increase assets by Ps.2.4 million, Ps.41 thousand and Ps.62 thousand as of December 31, 2014, 2013 and 2012, respectively. On the other hand, income would increase by Ps.7.2 million, Ps.0.1 million and Ps.0.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

a.4.	Securities in financial trust and other: Under Central Bank Rules, securities in financial trust and others were valued at the cost value increased by their internal rate of return. Under U.S. GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would increase assets by Ps.30.9 million, Ps.14.3 million and Ps.27.7 million as of December 31, 2014, 2013 and 2012, respectively. On the other hand, income would decrease by Ps.10.4 million and Ps.5.1 million for the years ended December 31, 2014 and 2013, respectively, and would increase by Ps.8.1 million for the year ended December 2012.

b.	Loans origination fees: Fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, are recognized when collected and charges direct origination costs when incurred. In accordance with U.S. GAAP under FASB ASC 310-20 “Nonrefundable Fees and Other Costs”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.91.3 million, Ps.111.8 million and Ps.105.4 million as of December 31, 2014, 2013 and 2012, respectively. Income would increase by Ps.20.6 million for the year ended December 31, 2014, and would decrease by Ps.6.5 million and Ps.29.6 million for the years ended December 2013 and 2012, respectively.

c.	Allowance for loan losses

c.1.	Credit card loans: We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at least at 50% in accordance with the Central Bank Rules. Under U.S. GAAP, we adopted a policy to fully provision loans which are 180 days past due. Had U.S. GAAP been applied, our assets would decrease by Ps.25.7 million, Ps.17 million and Ps.13.4 million as of December 31, 2014, 2013 and 2012, respectively. In addition, income would decrease by Ps.8.7 million, Ps.3.5 million and Ps.2.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

c.2.	Impaired loans - Non Financial Private Sector and residents abroad: FASB ASC 310 “Receivables”, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans, not considered troubled debt restructuring, that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments. We have performed a migration analysis based on uncollectability following the FASB ASC 450 “Contingencies”. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.3.8 million, Ps.2.8 million and Ps.3.8 million as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by Ps.0.9 million and Ps.7.9 million for the years ended December 31, 2014 and 2012, respectively, and would decrease by Ps.1 million for the year ended December 31, 2013.

c.3.	Interest recognition – non-accrual loans: The method applied to recognize income on loans is described in Note 4.5.d) to our consolidated financial statements. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the reserve for credit losses. Under U.S. GAAP the accrual of interest is discontinued when the management has serious doubts about further collectability of principal or interest, usually after 90 days, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Had U.S. GAAP been applied, the Bank’s assets would decrease by Ps.22.1 million, Ps.13 million and Ps.6.8 million as of December 31, 2014, 2013 and 2012, respectively. In addition, income would decrease by Ps.9.1 million, Ps.6.2 million and Ps.1.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

d.

Income Tax: Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized. Under U.S. GAAP we apply FASB ASC 740 “Income Taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. Had U.S. GAAP been applied, the Bank’s net assets would increase by Ps.366.1 million, Ps.242.6 million and Ps.183.90 million as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by Ps.154.9 million, Ps.64 million and Ps.50.7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

e.	Intangible assets:

(i)	Judgments due to court decisions related to foreign currency-denominated deposits: Under Central Bank Rules it includes differences due to court orders (amparos) and provisions made by us in relation to the constitutional protection and court judgments resulting from court decisions mentioned in Note 2 to our consolidated financial statements. Under U.S. GAAP, the right to obtain such compensation is deemed a contingent gain which cannot be recognized until realized, pursuant to FASB ASC 450 “Contingencies”. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would decrease net assets by Ps.43.4 million, Ps.69 million and Ps.60 million as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by Ps.25.6 million and Ps.44.4 million for the years ended December 31, 2014 and 2012, respectively, and would decrease by Ps.9 million for the year ended 2013.

(ii)	Software cost: Under Central Bank Rules, it includes software costs relating to preliminary, application development and post – implementation stages of software development. Central Bank Rules permits the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal- Use Software”. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.9.1 million, Ps.12.2 million and Ps.17.5 million as of December 31, 2014, 2013 and 2012, respectively. In addition income would increase by Ps.3 million and Ps.5.4 million for the years ended December 31, 2014 and 2013, respectively, and would decrease by Ps.8.2 million for the year ended December 31, 2012.

(iii)	Organizational costs: Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank. Applying U.S. GAAP and in accordance with FASB ASC 720-15 “Start Up Costs”, these cost are not eligible for capitalization and would result in a decrease to the Bank’s assets of Ps.4.9 million, Ps.2.6 million and Ps.1.7 million as of December 31, 2014, 2013 and 2012, respectively. In addition income would decrease by Ps.2.3 million, Ps.0.9 million and Ps.0.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

f.	Vacation accrual: The cost of vacations earned by employees is generally recorded by us when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. Had U.S. GAAP been applied, the Bank’s liabilities would increase by Ps.202.9 million, Ps.152.3 million and Ps.151.4 million as of December 31, 2014, 2013 and 2012, respectively. In addition, income would decrease by Ps.50.6 million, Ps.0.9 million and Ps.32.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

g.	Business combination: Under Central Bank Rules, business combinations and step acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years. Under U.S. GAAP FASB ASC 805 requires the acquisition of controlling interest to be accounted for as a business combination applying the purchase method. The assets acquired and liabilities assumed are measured based on their estimated fair values as of the acquisition date. Had U.S. GAAP been applied, the Bank’s net assets would decrease by Ps.37.7 million, Ps.47.7 million and Ps.65.3 million as of December 31, 2014, 2013 and 2012, respectively. In addition income would increase by Ps.9.8 million, Ps.17.5 million and Ps.16.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

h.	Accounting for derivative instruments and hedging activities: Pursuant to Central Bank Rules, derivates are recorded as described in Notes 4.5.g) and 4.5.k) to our consolidated financial statements. FASB ASC 815 “Derivatives and Hedging” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.1.7 million as of December 31, 2013, and would decrease by Ps.0.5 million as of December 31, 2012. In addition, income would decrease Ps.1.7 million and Ps.10 million for the years ended December 31, 2014 and 2012, respectively, and would increase by Ps.2.2 million for the year ended December 31, 2013.

i.	Foreign currency translation: U.S. GAAP foreign currency translation requirements are covered by FASB ASC 830-20 “Foreign Currency Matters” and differ from Central Bank Rules in the translation of the income statement accounts, which under U.S. GAAP should have been translated at the average exchange rate other than at the year-end exchange rate. Had U.S. GAAP been applied, the Bank’s net income would decrease by Ps.87.6 million, Ps.69.5 million and Ps.27.4 million for the years ended December 31, 2014, 2013 and 2012, respectively, and these resulting differences would be recognized as other comprehensive income.

j.	Corporate bonds: under Central Bank Rules, cost of issuance was recognized as expenses when they were incurred and the interest has accrued according to the contract terms of the bonds in the period in which it was generated. Under U.S. GAAP, the Bank recognizes direct incremental costs and interest based on the effective interest method over the life of the loan. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.38.6 million, Ps.5.4 million and Ps.10.8 million as of December 31, 2014, 2013 and 2012, respectively. In addition income would increase by Ps.33.3 million and Ps.14.5 million for the years ended December 31, 2014 and 2012, respectively, and would decrease by Ps.5.5 million for the year ended December 31, 2013.

k.	Foreclosed assets: Under Central Bank Rules, these assets are carried at cost adjusted by depreciation over the life of the assets. Under U.S. GAAP, in accordance with FASB ASC 360 “Property, Plant and Equipment”, such assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.12.8 million, Ps.14.2 million and Ps.13.5 million as of December 31, 2014, 2013 and 2012, respectively. In addition income would decrease by Ps.1.3 million for the year ended December 31, 2014, and would increase by Ps.0.7 million and Ps.24 thousand for the years ended December 31, 2013 and 2012, respectively.

l.	Capitalization of interest cost: Under Central Bank Rules, is not allowed to capitalized interest cost from borrowings. Under U.S. GAAP, in accordance with FASB ASC 835-20 “Capitalization of Interest Cost”, if an asset requires a period of time in which to carry out the activities necessary to bring it to the condition and location necessary for its intended use, the interest cost incurred during that period as a result of expenditures for the asset is a part of historical cost of acquiring the asset. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.37.8 million and Ps.9.4 million as of December 31, 2014 and 2013, respectively. In addition, income would increase by Ps.28.3 million and Ps.9.4 million for the years ended December 31, 2014 and 2013, respectively.

m.	Noncontrolling Interest in subsidiaries: Central Bank Rules require the recording of noncontrolling interests as a component of liabilities. FASB ASC 810 requires the recording of such interest as shareholders’ equity. Had U.S. GAAP been applied, the Bank’s shareholders’ equity would increase by Ps.93 million, Ps.69.5 million and Ps.51.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by Ps.23.5 million, Ps.18.1 million and Ps.13.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Had U.S. GAAP been applied, the Bank’s shareholders’ equity would decrease by Ps.73.3 million, Ps.225 million and Ps.271 million as of December 31, 2014, 2013 and 2012, respectively.

In addition, net income calculated according to U.S. GAAP would increase by Ps.93.4 million, Ps.36.1 million and Ps.58.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps.54,716.6 million as of December 31, 2014, Ps.43,427 million as of December 31, 2013 and Ps.36,188.7 million as of December 31, 2012. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 16% of the Bank’s total deposits as of December 31, 2014 derives from the non-financial government sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew 26% in 2014 compared to 2013, represented 86% of our total liabilities as of December 31, 2014. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

During 2014 the liquidity ratio increased from 33.3% as of December 31, 2013 to 40.6% as of December 31, 2014 due to the significant growth of total liquid assets by 53% based on an increase in cash and in Lebacs and NOBACs. The Bank’s liquidity ratio exceeds the liquidity ratio of the financial system as a whole.

On September 15, 2011, the board of directors set forth the terms and conditions of a plan for the acquisition of the Bank’s shares. Under such conditions, as of December 14, 2011 (the expiration date) the Bank had repurchased an aggregate amount of 10,000,000 of its own shares for an aggregate amount of Ps.92.9 million. Such shares were cancelled during 2014.

During 2012 Banco Macro repaid upon maturity all of the outstanding Argentine Peso-Linked 10.75% Notes Due 2012 for an amount of Ps.197.1 million. As of December 31, 2014 we have Ps.1,287 million of our 2036 Notes and Ps.942 million of our 2017 Notes.

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2014, we had excess capital of Ps.5,922.8 million. The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2014. Additionally for further information regarding our restricted assets, assets in custody and trust agreements please see notes 8 “Restricted assets,” 12 “Items in custody” and 14 “Trust agreements” to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2012	2013 (1)	2014
(in thousands of Pesos, except ratios and percentages)

Calculation of excess capital:

Allocated to assets at risk	2,446,593	2,516,833	3,667,402
Allocated to Bank premises and equipment, intangible assets and equity investment assets	176,186	179,776	185,636
Market risk	36,136	52,026	388,136
Operational risk	693,492	709,873	1,278,035
Interest rate risk (2)	806,636	838,215	—
Government sector and securities in investment account	55,332	55,866	138,693
Required minimum capital under Central Bank Rules	4,214,375	4,352,590	5,657,902
Ordinary capital Level 1 (COn1)	6,035,439	8,150,742	11,204,326
Deductible concepts COn1	(367,736)	(363,488)	(431,969)
Additional capital Level 1 (CAn1)	458,520	412,668	366,816
Capital Level2 (COn2)	154,980	388,919	441,495
Total capital under Central Bank Rules	6,281,203	8,588,841	11,580,668
Excess capital	2,066,828	4,236,251	5,922,766

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	19.01%	25.29%	24.02%
Average shareholders’ equity as a percentage of average total assets	12.30%	13.79%	15.37%

Total liabilities as a multiple of total shareholders’ equity	6.80	x	5.87	x	5.53	x
Cash as a percentage of total deposits	27.76%	29.61%	28.21%
Liquid assets as a percentage of total deposits (3)	31.75%	33.34%	40.57%
Loans as a percentage of total assets	65.15%	65.81%	58.32%

(1)	Based on Communication “A” 5369, the calculation for the total capital requirement as of January 2013 remains as reference for the total capital requirement for 2013.
(2)	According to Communication “A” 5369 of BCRA the interest rate risk requirement has been excluded from the total capital requirement since February 2013, being January 2013 the last month where interest risk requirement should be contemplated.
(3)	Liquid assets include cash, cash collateral, reverse repos, Lebacs and Nobacs and interfinancing loans.

As of December 31, 2014, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2012, 2013 and 2014.

	As of December 31
	2012 (1)	2013	2014
	(in thousands of Pesos)

Deposits
From the non-financial government sector	8,318,383	6,580,041	8,570,055
From the financial sector	24,222	26,874	38,683
From the non-financial private sector and foreign residents
Checking accounts	6,716,911	8,602,700	11,896,322
Savings accounts	6,467,624	8,440,709	11,013,878
Time deposits	13,596,225	18,416,520	21,510,754
Investment accounts (2)	149,325	199,003	190,503
Other (3)	737,414	878,032	1,137,750
Accrued interest, adjustments, foreign exchange and quoted price differences payable	178,568	283,139	358,609
Borrowing from Central Bank and financial institutions
Central Bank	21,725	21,994	16,959
Banks and international institutions	276,804	326,495	88,313
Financing received from Argentine financial institutions	85,135	56,942	51,787
Other	1,917,712	2,440,877	3,899,498
Minority interest in subsidiaries	51,355	69,502	93,001
Non-subordinated Corporate Bonds	541,705	718,044	942,115
Subordinated Corporate Bonds	740,192	981,142	1,287,317
Shareholders’ equity	6,199,095	8,627,431	11,491,817
Total funding	46,022,395	56,669,445	72,587,361

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2014 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our consolidated financial statements requires management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

Critical accounting policies are those accounting policies that require management to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made and such estimates reasonably could have a material impact on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in Note 4 to our audited consolidated financial statements as of the year ended December 31, 2014.

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

In addition, Central Bank Rules allows the Bank to establish additional allowances for loan losses and changes loan classification, as the case may be, based on management’s risk management policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2014, 2013 and 2012 after evaluating the risk of our loan portfolio. Our management determines increase or decrease in allowances based on repayment estimates. International and local macroeconomic conditions generate a certain degree of uncertainty regarding future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment value.

The accounting for loan loss reserve under Central Bank Rules differs in some respects with practices of U.S.-based banks, as mentioned below.

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

As explained in note 5 to our audited consolidated financial statements as of and for the three years ended December 31, 2014, Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

For purposes of U.S. GAAP reporting, we apply FASB ASC 740 “Income Tax”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires the Bank to record an allowance for deferred tax assets to the extent that it is more likely than not that deferred tax assets will be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FASB ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies.

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2014, 2013 and 2012.

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

Fair Value of financial instruments

Under U.S. GAAP, a portion of our assets and liabilities are measured at fair value, including Government and private securities (debt instruments issued by Argentine government and the Central Bank and shares), other receivables from financial intermediation (mutual funds, securities in financial trusts and corporate bonds), forward transaction pending settlement and derivative instruments.

Under Central Bank Rules, those assets are valued as mentioned in Note 4.5 to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

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

C. Research and Development, Patents and Licenses, Etc.

We incur research and development expenses in connection with information technology projects. The amount spent during each of the last three years was not material. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. See Item 4. “Information on the Bank—Business Overview—Technology”.

D. Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the economic growth in Argentine economy and the corresponding growth of the market for long-term private sector lending. For information about the macroeconomic environment see Item 5.A. “Operating Results”.

For 2015 we estimate a variation in the GDP similar to that of 2014, slightly affecting the growth of loans and deposits, recording figures slightly higher than those of the preceding year. We expect an unsubstantial increase in default levels and stable margins. Likewise, the efficiency ratio, measured as expenses over net financial and service income will remain stable.

The Argentine Financial System

The Argentine financial system has maintained a solid trend in the last three years with the Bank’s performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2012	2013	2014
	(In million of Pesos)

Banco Macro
Total loans	31,203	39,022	43,740
Total deposits	36,189	43,427	54,717

Financial System
Total loans	433,925	563,344	666,170
Total deposits	595,764	752,422	979,691

Source: Central Bank

Financial activity gained strength during the last three years.

Total loans in the financial system increased by 31% in 2012, 30% in 2013 and 18% in 2014 and amounted to Ps.666 billion as of December 31, 2014, driven by private sector loans.

Total deposits in the financial system increased by 29% in 2012, 26% in 2013 and 30% in 2014, driven by private sector deposits. Private sector deposits increased by 30% in 2012, 27% in 2013 and 31% in 2014, amounting to Ps.715 billion as of December 31, 2014. Public sector deposits increased 26% in 2012, 24% in 2013 and 27% in 2014, amounting to Ps.256 billion.

The level of loans and deposits over GDP was still low as of December 31, 2014, at 13% for total loans/GDP and 19% for total deposits/GDP. As a result of such GDP levels, we believe that there is considerable potential for growth in upcoming years.

Interest rates increased throughout the year due to a higher devaluation rate but were partially mitigated by the limits established by the Central Bank as of June 2014, maximum interest rates for personal loans and pledged loans. Additional the Central Bank established minimum interest rates applicable to certain term deposits made by individuals. For more information see Item 4.B “Argentine banking regulation—Interest rates and fees regulations”.

Private sector lending

The extension of credits to the private sector in Argentina has recovered since 2010. During the last three years, loans to the private sector grew 32% in 2012, 31% in 2013 and 20% in 2014 for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps.31,204 million (29%) in 2012, to Ps.39,024 million (25%) in 2013 and Ps.44,108 million (13%) in 2014 as shown in the following table:

	As of December 31,
	2012	2013	2014
	(In million of Pesos)

Banco Macro
Private sector loans	31,204	39,024	44,108

Financial System
Private sector loans	383,674	501,857	603,969

Source: Central Bank

We see the following trends in this important area of our business:

•	As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen our gross intermediation margin widened as our private sector lending has increased.

•	Growth prospects are subject to inflation and long-term fixed rate lending development. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector long-term lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

•	Stable intermediation spread. Based on the low banking penetration in Argentina, we believe that the expected loan growth mix, with a larger participation of consumer loans compared to commercial loans, will improve spreads. However, price competition could offset this effect and intermediation spreads might remain stable.

Asset Quality

Since 2012, asset quality ratios deteriorated slightly as a consequence of the decrease in Argentina’s economic growth; however, the financial system continued to show low levels of non-performing portfolio and extensive coverage ratios for non-performing portfolio.

As of December 31, 2014, the non-performing credit portfolio level reached 1.8% of the total credit portfolio, whereas the coverage ratio level reached 142% for the financial system as a whole.

Our figures reflect the similar level and evolution registered by the financial system as a whole, with a non-performing ratio of 1.9% and a coverage ratio of 135% as of December 31, 2014. During 2012, 2013 and 2014, we established additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s policies.

The table below reflects the asset quality of the Bank and the financial system for 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014

Banco Macro
Allowances/lending (1)	2.7%	2.5%	2.6%
Non-performing lending ratio (2)	1.8%	1.7%	1.9%
Coverage ratio (3)	154%	149%	135%

Financial System
Allowances/lending (1)	2.1%	2.0%	2.4	%(4)
Non-performing lending ratio (2)	1.5%	1.5%	1.8%
Coverage ratio (3)	144%	150%	142%

Source: Central Bank

(1)	Allowances as a percentage of total credit portfolio. Credit portfolio includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).
(2)	Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.
(3)	Allowances for uncollectivility risk as a percentage of non-performing credit portfolio.
(4)	Most recent data is as of November 30, 2014.

Profitability

The Argentine financial system continues its consolidation process after reaching a stage of more stable profits and accumulating positive results for over 13 years, which underscores the sector’s solvency.

During the last three years the profitability of the financial system increased by 32% in 2012, 50% in 2013 and 57% in 2014, achieving a total of Ps.45,937 million as of December 31, 2014.

The table below reflects the profitability of the Bank and the financial system for 2012, 2013 and 2014:

	2012	2013	2014

Banco Macro
Net income (in millions of Pesos) (1)	1,493,618	2,443,564	3,479,531

Return on average equity	27.1%	33.3%	33.4%
Return on average assets	3.3%	4.6%	5.1%

Net income (in millions of Pesos) (1)	19,497	29,169	45,937

Return on average equity	25.7%	29.5%	32.7%
Return on average assets	2.9%	3.4%	4.1%

Source: Central Bank

(1)	This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

Commercial and balance sheet strategies

We have the most extensive branch network among private-sector banks in Argentina, with 93% of our branches located outside of the City of Buenos Aires. Our extended presence in Argentine regional economies and sectors that have benefited from Argentina´s economic recovery grant us a key advantage with respect to other banks upon competing in the credit expansion service in Argentina. In addition, this strong network of branches and the functions of financial agents from different provinces provide us with a source of growth and low cost in our deposit base.

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

Our practice of maintaining high liquidity levels throughout the business cycles helps us to withstand the economic crisis by serving two key purposes. First, we have funds available in the face of adverse systemic events. Second, we give our depositors confidence that they would be able to have access to their deposits at any time, even during the depth of a crisis. We also minimize excess cash deposited in the Central Bank, without harming our overall liquidity position. In this way, we maximize the return on our liquidity stock by keeping funds in more profitable assets, such as Central Bank-issued Lebacs/Nobacs.

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

For additional information of financial instruments with off-balance sheet risk see note 33 “Financial instruments with off-balance sheet risk” to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

F. Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of Pesos)
Contractual obligations
Central Bank	16,959	10,746	6,108	105	0
Banks and international institutions	88,313	88,313	0	0	0
Non-Subordinated Corporate Bonds	942,115	32,225	909,890	0	0
Financing received from Argentine financial institutions	51,787	15,534	32,219	4,034	0
Other	3,899,498	3,807,404	0	0	92,094
Operating leases	192,301	74,491	89,548	18,443	9,819
Subordinated corporate bonds	1,287,317	4,517	0	0	1,282,800
Total contractual obligations	6,478,290	4,033,230	1,037,765	22,582	1,384,713

Commercial commitments
Lines of credit	84,076	79,743	4,333	0	0
Guarantees	257,953	59,074	104,311	2,411	92,156
Standby letters of credit	135,483	135,483	0	0	0
Underwriting	11,030	11,030	0	0	0
Total commercial commitments	488,542	285,331	108,644	2,411	92,156

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our board of directors, which as of the date of this annual report is comprised of 12 members and 5 alternate members. On April 16, 2012, our shareholders approved the proposal of the board of directors and amended our bylaws increasing the maximum size of our Board from 12 to 13 members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than thirteen directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of the board of directors as of December 31, 2014:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	62	2002	2014
Delfín Jorge Ezequiel Carballo(1)	Vice Chairman	62	2002	2014
Jorge Pablo Brito	Director	35	2002	2014
Marcos Brito	Director	32	2007	2014
Juan Pablo Brito Devoto	Director	54	2002	2016
Luis Carlos Cerolini	Director	60	2002	2016
Carlos Enrique Videla	Director	69	2002	2015

Alejandro Macfarlane	Director	49	2005	2015
Guillermo Eduardo Stanley	Director	66	2006	2015
Constanza Brito	Director	33	2007	2015
Emmanuel Antonio Alvarez Agis (2)	Director	33	2013	2015
Santiago Brito	Alternate director	27	2012	2014
Santiago Horacio Seeber	Alternate director	37	2012	2014
Ernesto Eduardo Medina	Alternate director	47	2002	2014
Chrystian Colombo	Alternate director	62	2012	2014
Nicolás Todesca (2)	Alternate director	29	2014	2014

(1)	Mr. Carballo was on leave of absence since November 7, 2011.
(2)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.

On April 23, 2015, the ordinary shareholders’ meeting of the Bank approved the appointment of 5 of the 12 members of our board of directors. As result, it is composed as follows:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	62	2002	2017
Guillermo Eduardo Stanley	Vice Chairman	66	2006	2015
Jorge Pablo Brito	Director	35	2002	2017
Marcos Brito	Director	32	2007	2017
Delfín Federico Ezequiel Carballo	Director	30	2015	2017
Juan Pablo Brito Devoto	Director	55	2002	2016
Luis Carlos Cerolini	Director	61	2002	2016
Carlos Enrique Videla	Director	70	2002	2015
Alejandro Macfarlane	Director	49	2005	2015
Constanza Brito	Director	33	2007	2015
Emmanuel Antonio Alvarez Agis (1)	Director	33	2013	2015
Nicolás Alejandro Todesca (1)	Director	30	2014	2017
Santiago Brito	Alternate director	27	2012	2017
Santiago Horacio Seeber	Alternate director	38	2012	2017
Ernesto Eduardo Medina	Alternate director	48	2002	2017
Matías Eduardo Carballo	Alternate director	56	2015	2017
Haroldo Arián Montagu (1)	Alternate director	35	2015	2017

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association—Quorum and voting requirements” for a description of cumulative voting.

The following family relationships existed during 2014 or currently exist within our board of directors: (i) Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo are brothers-in-law; (ii) Jorge Pablo Brito, Marcos Brito and Santiago Brito are the sons of Jorge Horacio Brito and the nephews of Delfín Jorge Ezequiel Carballo; (iii) Constanza Brito is the daughter of Jorge Horacio Brito and the niece of Delfín Jorge Ezequiel Carballo; (iv) Jorge Horacio Brito and Juan Pablo Brito Devoto are cousins; (v) Jorge Pablo Brito, Marcos Brito, Constanza Brito and Santiago Brito are siblings; (vi) Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo and the nephew of Jorge Horacio Brito and of Matías Eduardo Carballo; (vii) Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito, Constanza Brito and Santiago Brito are cousins and (viii) Matías Eduardo Carballo is a brother of Delfín Jorge Ezequiel Carballo.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. Two deputy general managers report to the executive committee; one is in charge of the commercial area and the other is in charge of the operating area. Senior managers report to them. In addition, we have the following committees comprised of different directors and senior management: executive committee, internal audit committee, systems committee, senior credit committee, assets and liabilities committee, anti-money laundering committee, senior legal recovery committee, risk management committee, ethics and compliance committee, corporate governance and appointments committee and personnel incentives committee.

The following table sets forth certain relevant information of our executive officers and our senior management, as of December 31, 2014:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	61	2002
Jorge Pablo Brito	Chief Financial Officer	35	2006
Juan Pablo Brito Devoto	Chief Accounting Officer	53	2002
Ernesto Eduardo Medina	Deputy general manager in charge of operating area	47	2007
Guillermo Goldberg	Deputy general manager in charge of commercial area	57	2007
Jorge Francisco Scarinci	Finance and investor relations manager	44	2006
Ana María Magdalena Marcet	Credit risk manager	53	2002
Alejandro Becka	Corporate credit risk manager	44	2013
Miguel Leon Gurfinkiel (1)	Government portfolio manager	64	2006
Juan Carlos Benoit	Business banking manager	59	2013
Juan Alberto Piccinini	Corporate banking manager	51	2013
Francisco Muro	Distribution and sales manager	41	2008
Brian Anthony	Human resources manager	41	2005
Antonio Carnuccio	Systems manager	54	2014
Leonardo Gabriel Leonardis	Organization and processes manager	47	2012
Eduardo Roque Covello	Operations manager	57	2004
Gerardo Adrián Alvarez	Administration manager	45	2010
Daniel Hugo Violatti	Accountancy and tax manager	52	2003

Cármen Esther Estévez	Internal audit manager	57	2002
María Milagro Medrano	Institutional relations manager	38	2002
Alberto Figueroa	Management control and compliance manager	54	2009
Ernesto López	Legal manager	42	2008
Sebastian Palla	Investment banking manager	40	2010

(1)	Through March 2015.

The business addresses of Mr. Jorge H. Brito and Mr. Carballo are Sarmiento 735 and Esmeralda 130, 4th Floor, respectively, in each case in Buenos Aires. The business address of each of other current directors and senior managers is Sarmiento 447, Buenos Aires, Argentina.

Set forth below are brief biographical descriptions of members of our board of directors and our senior management as of December 31, 2014:

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our board of directors, our Chief Executive Officer and a member of our executive committee and our senior credit committee. He has been with our bank since June 1988. Mr. Brito is the chairman of Asociación de Bancos Argentinos (Argentine Bank Association or ADEBA). He also serves as chairman of the board of directors of Banco del Tucumán S.A. and Inversora Juramento S.A.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He was the vice-chairman of our board of directors until April 23, 2015 (on leave of absence since November 7, 2011) and was our Chief Financial Officer until April 16, 2012. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He was with our bank since June 1988. Mr. Carballo also serves as vice-chairman (on leave of absence) of the board of directors of Banco del Tucumán S.A. and Macro Securities S.A.

Jorge Pablo Brito was born on June 29, 1979. He is a member of our board of directors, and has been our Chief Financial Officer since April 16, 2012. He is a member of our executive committee, our assets and liabilities committee, our risk management committee and our senior legal recovery committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the board of directors of Macro Warrants S.A., Macro Securities S.A. and Coy Aike S.A., as vice-chairman of the board of directors of Inversora Juramento S.A., as director of Banco del Tucumán S.A., Mercado Abierto Electrónico S.A. and Macro Bank Limited.

Marcos Brito was born on October 5, 1982. He is a member of our board of directors and a member of our executive committee, our systems committee, our senior credit committee, our assets and liabilities committee, our anti-money laundering committee, our senior legal recovery committee and our risk management committee. He holds a business administration degree from the University Torcuato Di Tella. He has been a member of our staff since October 2005. Mr. Brito also serves as chairman of the board of directors of Comercio Interior S.A., as director of Inversora Juramento S.A. and as alternate director of Banco del Tucumán S.A.

Juan Pablo Brito Devoto was born on March 25, 1960. He is a member of our board of directors, our Chief Accounting Officer and a member of our internal audit committee and our anti-money laundering committee. Mr. Brito Devoto holds an accounting degree from the school of Economics of the University of Buenos Aires in Argentina. He has been with our bank since June 1988. Mr. Brito Devoto serves as a chairman of the board of directors of Macro Bank Limited and Macro Fiducia S.A., as director of Macro Securities S.A. and as alternate director of Banco del Tucumán S.A.

Luis Carlos Cerolini was born on January 27, 1954. He is a member of our board of directors and a member of our anti-money laundering committee and our senior legal recovery committee. Mr. Cerolini holds a law degree granted by the National University of Córdoba in Argentina. He has been a member of the board since April 2000. Mr. Cerolini also serves as director of Banco del Tucumán S.A., Macro Fiducia S.A., Macro Securities S.A., Macro Warrants S.A. and Provincanje S.A.

Carlos Enrique Videla was born on March 21, 1945. He is a member of our board of directors and an independent member of our audit committee, our internal audit committee, our risk management committee, our ethics and compliance committee, our corporate governance and appointments committee and our personnel incentives committee. He has been a member of the board since December 1999. Mr. Videla holds a law degree from the Law School of the Catholic University of Argentina.

Alejandro Macfarlane was born on August 16, 1965. He is a member of our board of directors, and has been a member since April 2005, and is an independent member of our audit committee. He also serves as chairman of the board of directors of EDELAP S.A., EDEA S.A. and GRUPO AM S.A.

Guillermo Eduardo Stanley was born on April 27, 1948. He is a member of our board of directors, our anti-money laundering committee, our risk management committee, our ethics and compliance committee, our corporate governance and appointments committee and our personnel incentives committee. He has been a member of our board of directors since May 2006. Mr. Stanley holds a degree in finances from the Universidad Argentina de la Empresa (UADE). He is an independent member of our audit committee. He also serves as director of Inverlat S.A. On April 23, 2015, he was elected vice-chairman of our board of directors.

Constanza Brito was born on October 2, 1981. She is a member of our board of directors and a member of our executive committee, our systems committee, our internal audit committee, our risk management committee, our ethics and compliance committee, our corporate governance and appointments committee and our personnel incentives committee. She has been a member of our staff since May 2005. Ms. Brito has a degree in Human resources from the University of Salvador. She has been a member of our staff since May 2005. Ms. Brito also serves as alternate director of Banco del Tucumán S.A.

Emmanuel Antonio Alvarez Agis was born in May 9, 1981. He has been a member of our board of directors since April 2013. He holds an economics degree and a masters degree from the University of Buenos Aires. He serves as Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finances of the Republic of Argentina. He also serves as director of Pampa Energía S.A., Edenor S.A. and Transener S.A.

Santiago Brito was born on November 6, 1987. He is an alternate member of our board of directors. Mr. Brito has been with us since March 2006. He serves as alternate director of Inversora Juramento S.A. and director of Comercio Interior S.A.

Santiago Horacio Seeber was born on March 27, 1977. He is an alternate member of our board of directors. Mr. Seeber has been with us since November 2002. He also serves as vice-chairman of the board of directors of Anglia Sociedad Anónima, Financiera, de Mandatos y Servicios and of Comercio Interior S.A., director of Inversora Juramento S.A. and alternate director of Prosopis S.A, Tunas del Chaco S.A. Emporio del Chaco S.A., LAB Real Estate S.A. and BRICSA Holding S.A. (which registration is not completed yet) and manager of SunBay Investments LLC and SanBay S.A.

Ernesto Eduardo Medina was born on January 9, 1967. He is an alternate member of our board of directors, a deputy general manager in charge of operating area and a member of our systems committee and our risk management committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires in Argentina, as well as a psychology degree from the Business and Social Sciences University. Mr. Medina also serves as director of Provincanje S.A. and as alternate director of Banco del Tucumán S.A.

Chrystian Gabriel Colombo was born on November 11, 1952. He was an alternate member of our board of directors and an independent member of our audit committee until April 23, 2015. Mr. Colombo holds a degree in economics from the school of Economics of the Catholic University of Argentina. He also serves as a chairman of the board of directors of Desarrollo Epsilon S.A., Las Dos Chozas S.A., Camuzzi Gas Inversora S.A. and Jismol Company S.A., and as alternate director of Impresora Contable S.A.

Nicolás Alejandro Todesca was born on January 14, 1985. He has been an alternate member of our board of directors since April 2014. He holds an economics degree from the University of Buenos Aires. He also serves as officer of the Economic Policy and Development Planning of the Ministry of Economy and Public Finances of the Republic of Argentina.

Guillermo Goldberg was born on January 31, 1957. He is our deputy general manager in charge of our commercial area. He is a member of our systems committee, our senior credit committee, our asset and liabilities committee and our risk management committee. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.

Jorge Francisco Scarinci was born on May 19, 1970. He is our finance and investor relations manager. He is a member of our assets and liabilities committee. Mr. Scarinci holds an economic degree from the School of Economics of the University of Belgrano in Argentina, a master in finance from the University of CEMA and became CFA in 2001. Mr. Scarinci has been with us since May 2006.

Ana María Magdalena Marcet was born on February 24, 1961. She is our credit risk manager and a member of our senior credit committee, our senior legal recovery committee and our risk management committee. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a master in banking management from the University of CEMA, both located in Argentina. She has been a member of our staff since December 1996.

Alejandro Becka was born on April 23, 1970. He is our corporate credit risk manager and a member of our senior credit committee. He holds a public accountant degree from the School of Economics of the University of Buenos Aires in Argentina and a master degree in financial administration from the University Torcuato Di Tella. He has been with us since September 1994.

Miguel Leon Gurfinkiel was born on December 13, 1950. He was our government portfolio manager through March 2015. He had been a member of our staff since April 2006.

Juan Carlos Benoit was born on January 13, 1955. He is our business banking manager and a member of our senior credit committee and our assets and liabilities committee. He holds an engineering degree in agricultural production from Catholic University of Argentina and a post-graduate degree in marketing from the Universidad Argentina de la Empresa (UADE). He has been with us since April 2007.

Juan Alberto Piccinini was born on September 28, 1963. He is our corporate banking manager. He holds a masters degree in business administration from the University of Palermo in Argentina. He has been with us since February 2012.

Francisco Muro was born on March 2, 1973. He is our distribution and sales manager and a member of our assets and liabilities committee. Mr. Muro holds an accounting degree from the School of Economics of the University of Buenos Aires and an MBA from the IAE (Universidad Austral). Mr. Muro has been with us since August 2004.

Brian Anthony was born on April 17, 1973. He is our human resources manager. He is a member of our systems committee, our ethics and compliance committee, our corporate governance and appointments committee and our personnel incentives committee. Mr. Anthony holds a business administration degree from the CAECE University. Mr. Anthony has been with us since September 2005.

Antonio Carnuccio was born on February 13, 1960. He is our system manager and a member of our systems committee. He holds a banking organization degree from the Catholic University of Argentina. He has been with us since January 2011.

Leonardo Gabriel Leonardis was born on May 12, 1967. He is in charge of our organization and processes management. He has been with us since July 1987.

Eduardo Roque Covello was born on February 20, 1957. He is our operations manager. Mr. Covello holds a business administration degree from the Argentine Business School. He has been a member of our staff since January 1996.

Gerardo Adrián Alvarez was born on December 13, 1969. He is our administration manager and a member of our anti-money laundering committee. Mr. Alvarez holds a law degree from the University of Argentine Federal Police and a post-graduate degree in Money Laundering from University Torcuato Di Tella. He has been with us since January 2006.

Daniel Hugo Violatti was born on May 27, 1962. He is our accountancy and tax manager. Mr. Violatti holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. He has been a member of our staff since December 1997.

Cármen Esther Estévez was born on April 28, 1957. She is our internal audit manager and a member of our internal audit committee and our systems committee. Ms. Estévez holds an accounting degree and a master degree in system audits from the School of Economics of the University of Buenos Aires in Argentina. She has been a member of our staff since October 1997.

María Milagro Medrano was born on October 27, 1976. She is our institutional relations manager. She is an alternate director of Banco del Tucumán S.A. Ms. Medrano holds a business administration degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.

Alberto Figueroa was born on September 1, 1960. He is our management control and compliance manager. He is a member of our systems committee, our risk management committee, our ethics and compliance committee and our anti-money laundering committee. He holds a public accounting degree from the School of Economics of the University of Buenos Aires in Argentina. He has been with us since March 2007.

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

The aggregate amount of compensation paid by Banco Macro and their subsidiaries to all of their directors, alternate directors and members of supervisory committee for fiscal year 2014 was Ps.163.4 million. The aggregate amount of compensation paid by Banco Macro to its senior management during 2014 was Ps.37.5 million, including salaries and bonuses. This amount also includes compensation accrued during 2013 and paid in 2014.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices

Corporate Governance

As a listed company on the NYSE, we are required under the rules governing listed companies to (i) comply with SEC’s requirements concerning an audit committee, (ii) submit an annual written affirmation to the NYSE and interim written affirmations, if applicable, (iii) disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards, and (iv) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules. We incorporate the information regarding the significant ways in which our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards by reference to our website www.macro.com.ar. For further information see item 16.G.

Independence of the Members of the Board of Directors and the Supervisory Committee

The members of the board of directors and the supervisory committee of a public company such as us must inform the CNV within ten days from the date of their appointment whether such members of the board of directors or the supervisory committee are “independent”.

A director shall not be considered independent in certain situations, including where a director (i) owns a 15% equity interest in a company, or a lesser interest if such director has the right to appoint one or more directors of a company (hereinafter “significant participation”) or has a significant participation in a corporation having a significant participation in the company or a significant influence in the company; (ii) depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from, a company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence; (v) directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or (vi) is the spouse, legally acknowledged partner or parent (up to second grade of affinity or consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Todesca and Haroldo Arián Montagu qualified as independent members of the board of directors under these criteria.

Pursuant to the Capital Markets Law, all of the members of the supervisory committee of companies admitted to the public offering regime shall have independent status.

Additionally, the Buenos Aires Professional Council of Economic Sciences (Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires or “CPCECABA”) also established certain requirements regarding the independence of public accountants which act as members of the supervisory committee. Pursuant to regulations issued by the CPCECABA and the CNV, syndics must be independent from the company they are auditing. A syndic will not be independent if: (i) it is the owner, partner, director, administrador, manager or employee of the company or economically related entities; (ii) it is the spouse or relative (colateral until fourth grade), or relatives by affinity until second grade, of one of the owners, partners, directors, administradors or managers; (iii) it is a shareholder, debtor, creditor or guarantor of the company or economically related entities, representing a significant amount if compared with its own wealth or the company’s net equity; (iv) it posses a significant amount of interest in the company or economically related entities (or if it has had such interest during the period to be audited); (v) if the remuneration depends on or is contigent with the conclusions or results of its auditing work; (vi) if the remuneration agreed depends on the result of the operations of the company.

Alejandro Almarza, Carlos Javier Piazza, Vivian Haydee Stenghele, Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Javier Rodrigo Siñeriz qualified as independent members of our supervisory committee under these criteria.

For information on the expiration of current terms of directors see Item 6.A “Directors and Senior Management”.

For information on service contracts with directors providing benefits upon termination of employment see Item 6.B “Compensation”.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2014:

Name	Position	Age	Year of Appointment	Term Ended
Alejandro Almarza	Syndic	56	2014	April 2015
Carlos Javier Piazza	Syndic	56	2014	April 2015
Vivian Haydee Stenghele (1)	Syndic	45	2014	April 2015
Alejandro Carlos Piazza	Alternate syndic	60	2014	April 2015
Leonardo Pablo Cortigiani	Alternate syndic	46	2014	April 2015
Javier Rodrigo Siñeriz (1)	Alternate syndic	44	2014	April 2015

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association - Quorum and voting requirements” for a description of cumulative voting.

The following table sets forth certain relevant information of the members of our supervisory committee elected by the ordinary shareholders’ meeting held on April 23, 2015:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	57	2015	April 2016
Carlos Javier Piazza	Syndic	56	2015	April 2016
Vivian Haydee Stenghele (1)	Syndic	45	2015	April 2016
Alejandro Carlos Piazza	Alternate syndic	60	2015	April 2016
Leonardo Pablo Cortigiani	Alternate syndic	46	2015	April 2016
Javier Rodrigo Siñeriz (1)	Alternate syndic	44	2015	April 2016

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association - Quorum and voting requirements” for a description of cumulative voting.

Set forth below are brief biographical descriptions of the members of our supervisory committee as of December 31, 2014:

Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán S.A., Macro Warrants S.A., and Seguro de Depósitos S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza is a syndic on our supervisory committee. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Warrants S.A. and served as alternate syndic of Macro Securities S.A., Macro Fiducia S.A. and Banco del Tucumán S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

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

Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Warrants S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A. and Macro Fiducia S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani is an alternate syndic on our supervisory committee. Mr. Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as syndic of Macro Fiducia S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A. and serves as alternate syndic of Macro Warrants S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Javier Rodrigo Siñeriz is an alternate syndic on our supervisory committee. Mr. Siñeriz holds a law degree from the Law School of the Catholic University of Argentina. Mr. Siñeriz also holds a master degree in law and juricature from the Austral University, a master degree in Govermental law from the School of Lawyers of the government and a specialization in fiscal law from the Litoral National University. He is also a certified financial advisor from the Spaniard Institute of Financial Advisors (Instituto Español de Asesores Financieros). Mr. Siñeriz also serves as syndic of Pellegrini S.A. Gerente de Fondos Comunes de Inversión, Intercargo SAC, SA San Miguel AGICI y F and Administradora de Recursos Ferroviarios SACPEM and as an alternate syndic of Nación Leasing S.A., Nación Servicios S.A., Energía Argentina S.A., Fábrica Argentina de Aviones Brig. San Martín S.A., Líneas Aéreas Federales S.A., Sociedad Operadora Ferroviaria S.E., BICE (Banco de Inversión y Comercio Exterior) and Tandanor SACIyN.

Audit Committee

As of the date of this annual report, our audit committee is comprised of three directors, all of which have independent status according to CNV. The Argentine independence standards under the rules of the CNV differ in many ways from the NYSE, NASDAQ and U.S. federal securities law standards. See item 16.G “Corporate Governance”.

The audit committee is responsible for the fulfillment of the duties within its powers, as set forth under the Capital Markets Law, including, among others, the following: (i) delivering an opinion regarding the board of director’s proposal of appointment of our external auditors and controlling their independent status, (ii) supervising the correct performance of our internal control and accounting systems, (iii) supervising the observance of the policies regarding information about our risk management and (iv) delivering an opinion regarding transactions with related parties or transactions that may threaten any conflicts of interest.

The following table sets forth certain relevant information of the members of the audit committee as of December 31, 2014:

Name	Position	Age	Year of Appointment	Status
Carlos Enrique Videla	Chairman	69	2014	Independent
Guillermo Eduardo Stanley	Vice Chairman	66	2014	Independent
Alejandro Macfarlane	Member	49	2014	Independent
Chrystian Colombo	Alternate Member	62	2014	Independent

All of the members of our audit committee who were appointed through a resolution of the board of directors dated May 2, 2007 were elected for one-fiscal year renewable terms. They were renewed by our board of directors on June 6, 2008, April 24, 2009, May 7, 2010, May 5, 2011, April 16, 2012, April 11, 2013 and April 29, 2014. On April 23, 2015, our board of directors reappointed Carlos Enrique Videla, Guillermo Eduardo Stanley and Alejandro Macfarlane as members of our audit committee for fiscal year 2015.

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

The following table sets forth certain relevant information of the members of our executive committee as of December 31, 2014:

Name	Position
Jorge Horacio Brito	Chairman
Jorge Pablo Brito	Director
Marcos Brito	Director
Constanza Brito	Director

Internal audit committee. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

The following table sets forth certain relevant information of the members of the internal audit committee as of December 31, 2014:

Name	Position
Constanza Brito	Director
Juan Pablo Brito Devoto	Director
Carlos Videla	Director – Independent
Cármen Esther Estévez	Internal audit manager

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

The following table sets forth certain relevant information of senior members of the systems committee as of December 31, 2014:

Name	Position
Marcos Brito	Director
Constanza Brito	Director
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Brian Anthony	Human Resources manager
Antonio Carnuccio	Systems manager
Alberto Figueroa	Management control and compliance manager
Cármen Esther Estevez	Internal audit manager

Senior credit committee. The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps.25,000,000 and examines periodic reports related to our loan portfolio.

The following table sets forth certain relevant information of the senior members of the senior credit committee, as of December 31, 2014:

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

The following table sets forth certain relevant information of the senior members of our assets and liabilities committee as of December 31, 2014:

Name	Position
Jorge Pablo Brito	Director
Marcos Brito	Director
Guillermo Goldberg	Deputy general manager
Juan Carlos Benoit	Business banking manager
Francisco Muro	Retail banking manager
Jorge Francisco Scarinci	Finance and Investor relations manager

Anti-money laundering committee. The anti-money laundering committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the board of directors and its powers include to: (i) define policies for compliance with anti-money laundering corporate guidelines, (ii) be a permanent forum for the discussion of money laundering and terrorist financing risks that affect the Bank, (iii) promote the definition of strategies controls to prevent money laundering and terrorist financing and implement such controls, (iv) be responsible for the continued update of the manual of procedures for the prevention of money laundering and terrorist financing, in accordance with regulatory changes and new Bank needs, (v) monitor the implementation of a program designed to provide training and raise awareness regarding the prevention and control of money laundering and terrorist financing, (vi) establish appropriate mechanisms for internal reporting of unusual / suspicious activities, (vii) analyze any unusual or suspicious transactions to be reported to the relevant governmental agencies in compliance with applicable regulations, and subsequently inform to the board of directors, (viii) provide support to the head of the anti-money laundering committee in the examination of unusual or suspicious transactions, (ix) approve and follow-up on the work program submitted by the anti-money laundering committee for the relevant fiscal year, for which it will report to the board of directors and (x) perform any other duties that may be imposed under applicable laws and regulations.

The following table sets forth certain relevant information of the senior members of our anti-money laundering committee as of December 31, 2014:

Name	Position
Marcos Brito	Director
Luis Carlos Cerolini	Director
Juan Pablo Brito Devoto	Director
Guillermo Eduardo Stanley	Independent Director
Alberto Figueroa	Management control and compliance manager
Gerardo Adrián Alvarez	Administration Manager

Senior legal recovery committee. The senior legal recovery committee manages outstanding loans on behalf of the board of directors, which nevertheless retains its power in that regard. The committee’s functions and powers are to: i) define and approve the general debt reduction and refinancing policy; ii) decide on repayment or refinancing proposals in amounts exceeding Ps.5.0 million or, in certain exceptional circumstances, amounts exceeding Ps.2.0 million; iii) analyze and decide on proposals for the termination of account management and the filing of court proceedings for unpaid principal amounts and higher than Ps.2.0 million; iv) discuss and decide on recovery policies or portfolio sales proposed by the Junior Recovery Committee and v) decide on the value of assets to be auctioned where the outstanding debt exceeds Ps.5.0 million.

The following table sets forth certain relevant information of the senior members of our Senior Legal Recovery committee as of December 31, 2014:

Name	Position
Jorge Pablo Brito	Director
Marcos Brito	Director
Luis Carlos Cerolini	Director
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit Risk manager

Risk Management Committee: The committee is responsible for monitoring senior management activities involving the management of credit, market, liquidity, operational, compliance and reputational risks, among others. The committee’s mission is to supervise that the controls and procedures in place are adequate to mitigate any risk, and to recommend and implement updates to risk management policies and procedures. In addition, this committee gives advice to the board of directors regarding the Bank’s overall risk. Furthermore, this committee is responsible for notifying the board of directors and senior management about any failure to comply with applicable limits to risk exposure, suggesting remedies, such as assuming the risk or mitigating the risk.

The following table sets forth certain relevant information of the senior members of our risk management committee as of December 31, 2014:

Name	Position
Jorge Pablo Brito	Director
Marcos Brito	Director
Constanza Brito	Director
Carlos Videla	Director - Independent
Guillermo Stanley	Director - Independent
Guillermo Goldberg	Deputy general manager
Ernesto Eduardo Medina	Deputy general manager
Alberto Figueroa	Management control and compliance manager
Ana María Magdalena Marcet	Credit risk manager

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

The following table sets forth certain relevant information of the senior members of our ethics and compliance committee as of December 31, 2014:

Name	Position
Carlos Videla	Director - Independent
Constanza Brito	Director
Guillermo Stanley	Director - Independent
Alberto Figueroa	Management control and compliance manager
Brian Anthony	Human resources manager

Corporate Governance and Appointments Committee: This committee is responsible for processes related to the renewal, substitution and succession of members of our senior management. This committee is also responsible for the implementing our Corporate Governance Code at the Bank and its subsidiaries.

The following table sets forth certain relevant information of the senior members of our corporate governance and appointments committee as of December 31, 2014:

Name	Position
Constanza Brito	Director
Carlos Videla	Director - Independent
Guillermo Stanley	Director - Independent
Brian Anthony	Human Resources manager

Personnel Incentives Committee: The committee’s main functions are to control that incentives plans to all personnel -excluding directors- is consistent with the business culture, goals, long term business plan, business strategy, the control environment of the Bank and prudent risk taking.

The following table sets forth certain relevant information of the senior members of our personnel incentives committee as of December 31, 2014:

Name	Position
Constanza Brito	Director
Carlos Videla	Director - Independent
Guillermo Stanley	Director - Independent
Brian Anthony	Human Resources manager

D. Employees

As of December 31, 2014, we had 8,693 employees, 40% of whom worked at our headquarters and the remaining 60% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2012	2013	2014
Headquarters	3,211	3,341	3,453
Branches	5,289	5,272	5,240
Total (1)	8,500	8,613	8,693

(1)	Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included, the number of employees of the Bank would have been 8,534, 8,708 and 8,728 for 2012, 2013 and 2014, respectively. We do not account for such workers as employees, as the Bank does not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership

As of March 31, 2015, the persons who were members of our board of directors and our supervisory committee held as a group a total of 231,381,058 shares of our capital stock. This represented approximately 40% of our outstanding capital stock and 43% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto and Jorge Pablo Brito, no member of our board of directors or our supervisory committee directly or beneficially owned shares of the Bank as of March 31, 2015. In addition, Alberto Figueroa and Alejandro Becka, members of our senior management, each beneficially owned less than one percent of Class B shares as of March 31, 2015.

The following table sets forth the beneficial ownership of our shares by the members of our board of directors and our supervisory committee, as of March 31, 2015:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Percentage of Capital stock (%)	Percentage of Voting rights(%)
Jorge Horacio Brito	5,366,463	109,793,463		19.70%	21.70%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	19.11%	20.85%
Juan Pablo Brito Devoto	289,453	4,230,732	(1)	0.77%	0.90%
Jorge Pablo Brito	—	8		0.00%	0.00%

Total	10,551,332	220,829,726		39.58%	43.45%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2014, we had 584,563,028 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,327,358 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2014:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	184,120,650		184,120,650	31.50%	29.25%
Jorge Horacio Brito	5,366,463	110,137,606		115,504,069	19.76%	21.76%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	19.11%	20.85%
Juan Pablo Brito Devoto	281,590	4,838,299	(1)	5,119,889	0.87%	0.99%
Other Shareholders (2)	692,201	167,425,280		168,117,481	28.76%	27.15%
Total	11,235,670	573,327,358		584,563,028	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.
(2)	Includes the Bank of New York as depositary of our ADSs.

As of March 31, 2015, we had 584,563,028 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,327,358 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2015:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	—	184,120,650		184,120,650	31.50%	29.25%
Jorge Horacio Brito	5,366,463	109,793,463		115,159,926	19.70%	21.70%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	19.11%	20.85%
Juan Pablo Brito Devoto	289,453	4,230,732	(1)	4,520,185	0.77%	0.90%
Other Shareholders (2)	684,338	168,376,990		169,061,328	28.92%	27.29%
Total	11,235,670	573,327,358		584,563,028	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York
(2)	Includes the Bank of New York as depositary of our ADSs.

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, during the past three years:

Date	Capital Stock (Shares)	Event	Major Shareholders

December 31, 2012	594,485,168		Jorge H. Brito 20.40% Delfín Jorge Ezequiel Carballo 18.79% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.97% Juan Pablo Brito Devoto 0.89%

December 31, 2013	594,485,168		Jorge H. Brito 19.87% Delfín Jorge Ezequiel Carballo 18.79% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.97% Juan Pablo Brito Devoto 0.88%

December 31, 2014	584,563,028	Increase by 77,860(1) Decrease by 10,000,000(2)	Jorge H. Brito 19.76% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50% Juan Pablo Brito Devoto 0.88%.

(1)	Related to the capital increase in the amount of 77,860 Class B shares issued and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in connection with its merger into Banco Macro.
(2)	Related to decrease in capital stock resulting from the cancellation of 10,000,000 Class B shares as a consequence of the three-year term from its original acquisition (September through December 2011). These shares have not been sold and the shareholders´ meeting has issued no resolution as to the application thereof.

B. Related Party Transactions

We are not party to any transactions with, and have not made any loans to, any of our directors, key management personnel or other related parties, nor are there any proposed transactions with such persons, except for those permitted by applicable law. Some of our directors have been involved in certain credit transactions with us. The Argentine Corporate Law and Central Bank Rules allow directors of a corporation to enter into a transaction with such corporation if the transaction is in line with prevailing market practice.

“Related parties” under local regulations, refers to our directors, our key officers, our syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated.

For the years ended December 31, 2012, 2013 and 2014 an aggregate of Ps.204.3 million, Ps.210.6 million and Ps.300.4 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties. The largest outstanding amount granted by us (including loans, leases and guarantees granted) to related parties during 2014 was a total amount of Ps.231.5 million to Inversora Juramento S.A. mainly composed of Ps.117.3 million of overdrafts (with a 34.7% average rate), Ps.44.4 million of other advances (with 25.1% average rate), Ps.36.6 million of other loans (with a 15.2% average rate) and Ps.31.9 million of credit card loans (with a 36.3% average rate).

All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

Likewise, as of December 31, 2012, 2013 and 2014, the total amount of deposits made by related parties to the Bank amounted to Ps.489.3 million, Ps.591.1 million and Ps.909.9 million, respectively. In addition, as of December 31, 2014 we held deposits for an aggregate amount of Ps.199.9 million made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund), which we consider “related party” as from April 2011 in accordance with FASB 850 and for purposes of this item (although it is not considered a “related party” under local rules). As of December 31, 2014 ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund) held 31.5% of the Bank’s capital stock and 29.25% of the Bank’s votes, following the issuance of Emergency Decree No. 441 in April 2011.

For further information regarding related party transactions see note 9 “Transactions with related parties” to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of and for the three years ended December 31, 2014 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 17 “Tax and other claims” to our audited consolidated financial statements as of and for the three years ended December 31, 2014. In connection with such claims, the Bank’s management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

As required by the BCRA Communication “A” 5689, we detail in note 20 “Summary Judgements and sanctions applied by the Central Bank against Banco Macro S.A. and Banco del Tucumás S.A.” to our audited consolidated financial statements as of and for the three years ended December 31, 2014 the summaries initiated and sanctions imposed by the BCRA to the Bank or their authorities, also we mention the sanctions imposed by the UIF and pending summaries at CNV and UIF. In January 2015, according to such regulations, the Bank accounted provisions for administrative and/or disciplinary sanctions, which were applied or initiated by the Central Bank, UIF and CNV. Such provisions totaled Ps.11.4 million. According to Central Bank Communication “A” 5707, if dividends were to be distributed, this amount shall also be deducted from the distributable amount.

On January 21, 2015, the CNV gave notice to us of Resolutions 17,585 and 17,586, specifying that it had decided to suspend Macro Securities and Banco Macro, respectively, as broker agents (Agentes de Liquidación y Compensación y Agente de Negociación—Integral) on a preventive basis as a result of alleged non-compliance of certain internal processes. Macro Securities and Banco Macro rejected and denied the allegations on which the CNV based the above-mentioned suspension and requested the release of such preventive measure through applicable proceedings. On January 28, 2015 and February 4, 2015, the CNV gave notice to us of Resolutions 17,587 and 17,599, respectively, removing the preventive measure of suspension previously ordered on Banco Macro and Macro Securities.

Dividend Policy

Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.

In addition, we are subject to new Central Bank Rules regarding dividends distribution. Under these rules, dividends can not be distributed if after effecting such distribution certain minimum capital requirements are not met. For more information, see Item 4.B “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2013. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos)	Aggregate Dividend Payment (in millions of Pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6

2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2013	July 2014	1.02	596.3
2014	(2)	1.02	596.3

(1)	For the fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)	As of the data of this annual report, dividend payments for the fiscal year ended December 31, 2014 are still pending approval from the Central Bank.

For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution.

Our shareholders’ meeting held on April 23, 2015, resolved to distribute cash dividends in the amount of Ps.1.02 per outstanding share, which will produce a total distribution of Ps.596,254,288.56. Deductions in respect of income tax in accordance with Law 26,893 will be made from the amount payable to each shareholder, as applicable, at the time dividends are paid. In March 2015 we requested prior authorization from the Central Bank to distribute such dividends, but such authorization remained pending as of the date of this annual report.

For more information, see Item 4.B “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

Central Bank and contractual limitations on distribution of dividends

The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent.

The Central Bank has eased these restrictions through Communication “A” 4589, as amended by Communication “A” 4591, “A” 5,072 and others, by providing for a mechanism for the calculation of distributable profits of the financial institutions:

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

We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under the new regulations on distribution of dividends, the maximum distributable amount cannot exceed the excess minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; i.e. the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75% capital. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. For fiscal year 2013 we obtained authorization from the Central Bank to distribute dividends and distributed dividends in July 2014. We have met the regulatory threshold for dividend distribution for fiscal year 2014, but as of the date of this annual report we are awaiting the Central Bank approval to pay dividends for that fiscal year.

In January 2015, Communication “A” 5694 of the Central Bank, established that those entities considered as domestic systemically important (D-SIB), including us, must consider an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets (RWA) which they must comply with using exclusively ordinary capital level 1 (Con1), according the schedule described under section “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”. Currently, RWA arises from multiplying by 12.5 the minimum capital requirements. According to Central Bank Communication “A” 5707, if dividends were to be distributed, this requirement becomes immediately effective.

We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution. For more information, see Item 4.B “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 16 of our audited consolidated financial statements as of and for the three years ended December 31, 2014.

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

Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends. We were not able to make payment of dividends within this term in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. For fiscal year 2013 we obtained authorization from the Central Bank to distribute dividends and distributed dividends in July 2014. We have met the regulatory threshold for dividend distribution for fiscal year 2014, but as of the date of this annual report, we are awaiting the Central Bank approval to pay dividends for that fiscal year.

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

Personal assets tax

Our shareholders approved the absorption of personal asset tax by us for fiscal year 2014. There can be no assurance that in the future this tax will be absorbed by the Bank. For more information, see Item 10.E “Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs—Personal assets tax”.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low market prices in Pesos for our Class B shares on the BCBA for the periods indicated:

	Ps.per Class B Share
Banco Macro	High	Low

2015:

March	80.00	58.10
February	67.00	47.00
January	54.55	45.00

2014:
December	54.00	42.00
November	58.00	47.05
October	59.20	39.90

2014	61.00	19.00
2013	30.25	10.70
2012	12.50	7.35
2011	21.40	8.50
2010	22.50	9.40

2015
1st quarter	80.00	45.00

2014
4th quarter	59.20	39.90
3rd quarter	61.00	37.00
2nd quarter	40.50	27.25
1st quarter	28.20	19.00

2013
4th quarter	30.25	19.50
3rd quarter	21.30	10.70
2nd quarter	15.10	10.80
1st quarter	14.05	11.00

Source: Yahoo Finance.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro	High	Low

2015:

March	67.00	48.96
February	56.53	38.48
January	44.38	38.00

2014:
December	47.20	37.82
November	45.84	39.08
October	42.28	28.03

2014	51.96	16.42
2013	32.85	13.53
2012	27.06	10.79
2011	51.94	18.09
2010	56.57	23.74

2015
1st quarter	67.00	38.00

2014
4th quarter	47.20	28.03
3rd quarter	51.96	33.56
2nd quarter	38.26	27.50
1st quarter	29.01	16.42

2013
4th quarter	32.85	22.75
3rd quarter	24.00	13.83
2nd quarter	17.25	13.53
1st quarter	19.16	14.18

Source: Yahoo Finance

B. Plan of Distribution

Not applicable.

C. Markets

Our Class B shares are currently traded on the BCBA under the symbol ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 24, 2006 under the symbol ‘BMA’.

Our notes are currently listed on both the BCBA and the Luxembourg Stock Exchange.

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

As of December 31, 2014, our capital stock consists of Ps.584,563,028, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 573,327,358 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

In respect of the different categories of agents established by the Capital Markets Law, effective as of January 28, 2013, and the CNV Rules, we, and certain of our subsidiaries are registered with the CNV in one or more of the following categories: negotiation, clearing and settlement agent (ALyC), custody of collective investment products agent (AC PIC FCI), placement and distribution of mutual funds agent (ACYD FCI), financial trustees agent (FF) and nonfinancial trustees agent (FNOF), as applicable.

Shareholders’ liability

Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under Argentine Corporate Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also Item 3.D “Risk Factors— Risks relating to our Class B shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities”.

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

Rights attaching to shares

Shareholders may not claim the payment of dividends from us once three years have elapsed from the date on which the relevant dividend was made available to such shareholders. For a description of requirements applicable to dividend distribution see Item 4.B “Argentine banking regulation—Liquidity and solvency requirements—Requirements applicable to dividend distribution”.

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

Election of directors

The shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than 13 directors. Any director so appointed will serve for three fiscal years. If the shareholders elect nine or more board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

Change in capital

Our by-laws do not establish conditions for the changes in our capital more stringent than those conditions imposed by the Argentine Corporate Law. For a description of conditions for the changes in our capital imposed by the Argentine Corporate Law see “—Ordinary and extraordinary meetings”.

Purchases of Equity Securities by the Issuer

According to the Capital Markets Law, a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect (duly reported to the supervisory committee and the audit committee); (c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares (and still hold by the company), shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess. The shares acquired by the company shall be disposed of by the company within the maximum term of three years counted as from the date of acquisition thereof or cancelled. Upon disposing of the shares, the issuer shall make a preemptive offer thereof. Such preemptive offer will not be mandatory in certain specific cases, pursuant to which shares may be sold in the open market. For more information, please see Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

Tender offer regime

Optional mandatory tender offer regime in the case of a change in control

Mandatory tender offer or exchange in Argentina

The mandatory tender offer rules set forth in Capital Markets Law, apply to all companies having publicly traded shares in Argentina. Under such rules, in the event of change of control or acquisition of a significant shareholding, as described below, a company having publicly traded shares will be subject to a mandatory tender offer (“oferta pública de adquisción” or “OPA”) with respect to some or all of the outstanding shares, as described below.

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

D. Exchange Controls

Exchange rates

On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002 reaching a value of Ps.3.8675 per US$1.00 in June 2002. During the first quarter of 2014, the Peso-U.S. dollar exchange rate significantly increased, resulting in a devaluation of the Peso by 23% as compared to December 31, 2013. The value of the Peso gradually depreciated during 2014. See Item 3.B “Risk Factors—Risks relating to Argentina—Significant devaluation of the capital Peso against the U.S. dollar may adversely affect the Argentine Economy.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange Rates (Peso per Dollar)
	High	Low	Average (1)	Period-end

2010	3.9857	3.7942	3.9127	3.9758
2011	4.3035	3.9715	4.1302	4.3032
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
October 2014	8.5027	8.4475	8.4803	8.5023
November 2014	8.5260	8.5065	8.5140	8.5255
December 2014	8.5555	8.5263	8.5495	8.5520
January 2015	8.6395	8.5537	8.6024	8.6395
February 2015	8.7260	8.6488	8.6859	8.7243
March 2015	8.8197	8.7310	8.7790	8.8197

Source: Central Bank

(1)	Based on daily closing price.

The exchange rate on April 22, 2015 was Ps8.8772 to US$1.00.

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

(b) proceeds from the sale of off-shore assets by private sector residents, in the amount that exceeds the equivalent of US$2,000,000 per calendar month, in the aggregate of the institutions authorized to conduct foreign exchange transactions.

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

2) inflows of foreign currency into the foreign exchange market due to direct investment contributions in Argentina (i.e., investments in real estate or ownership interests of at least 10% in the capital stock or voting rights of local companies) and sales of ownership interests in local companies to direct investors, to the extent certain documentation set forth by Communication “A” 5532 is presented;

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

6) inflows into the foreign exchange market arising from repatriations of off-shore assets of resident legal entities, when the proceeds from the sale of such assets are destined for the acquisition of non-financial assets as listed under Communications “C” 42303, 42884, 44670 and 46394;

7) inflows of funds into the foreign exchange market arising from repatriations of resident individuals and legal entities’ external off-shore assets, when the proceeds from the sale of such assets are destined for new capital contributions into resident companies and such companies apply them to the acquisition of non-financial assets as listed in Communications “C” 42303, 42884, 44670 and 46394.

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

Outflow of Capital

Payment of Services

Remittances abroad for the payment of services rendered by non-residents are allowed (Communication “A” 5264, as amended). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction related to the type of service rendered and the amount to be transferred abroad. Additionally, certain items including, among others, royalties, patents and trademarks, technical or professional assistance and commercial commissions, may require previous authorization from the Central Bank in specific circumstances, that is, whenever (a) the beneficiary is a person (natural or legal entity) (i) related to the local debtor either directly or indirectly pursuant to the definitions of Communication “C” 40209 or (ii) the beneficiary is a person (natural or legal entity) not organized, domiciled or resident in dominions, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” pursuant to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented; or (iii) when the payment abroad is performed in a tax haven jurisdiction, and (b) the contracts involved generate payments or new debt (in the calendar year, at the foreign exchange local market concept code level and regarding the debtor) over US$ 100,000 (Communication “A” 5295).

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for the payment of interest by the private, non-financial sector and in the financial sector (Communication “A” 5264 as amended), in accordance with the following terms: (1) if applicable regulations allow the repayment of the debt corresponding to such interest payment and if all general regulatory requirements related to principal repayment are met; (2) if the settlement of the currency is made within 10 calendar days of the maturity date of each interest payment; (3) the interest payment is for the unpaid amounts accrued from the date of settlement of the foreign currency originating the foreign indebtedness or within 48 hours from the date of disbursement of the funds abroad and until settlement thereof through the MULC (within 48 hours from disbursement).

In addition, access to the MULC is permitted for remittances abroad to pay earnings and dividends insofar as they arise from closed and audited financial statements (Communication “A” 5377).

In order to proceed with remittances abroad for payment of interest on debt of all types, earnings and dividends, the entities involved must first verify that the debtor has complied with the reporting of (1) outstanding foreign indebtedness imposed under Communication “A” 3602 dated May 7, 2002 and (2) direct investments pursuant to Communication “A” 4237 dated November 10, 2004, if applicable.

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

In addition, pursuant to Communication “A” 5604, access to the MULC before such 10-business-days term is allowed if:

a) the payment is entirely financed with external funds destined to capital contributions, or

b) necessary operational anticipation for the payment of principal installments whose settlement depends on the enforcement of specific contractual conditions, or

c) the payment is entirely financed with new foreign loans granted by international financial institutions and agencies, official foreign credit agencies and foreign banks, and to the extent that: (i) such payment were expressly established as a condition to grant the new credits, (ii) it meets the conditions of being considered foreign debt issuance through the issuance of bonds or other debt instruments. In each case it is necessary that: (a) the average life of the new debt is higher than the average remaining life of the debt repaid in advance considering in both cases payments of principal and interest and (iii) such payment does not imply an increase in the current value of the foreign indebtedness of the debtor.

The current value of the debt must be calculated by discounting the future maturities of principal and interest, to the implicit rate resulting from considering the internal rate of return on foreign debt issuance of the National Government.

Finally, regarding access to the MULC for the payment of interest accrued on unpaid debts or debts canceled simultaneously with the payment of interest, the purchase of foreign currency in the MULC may be completed in a period not in excess of 10 business days prior to the due date of each installment of interest computed in arrears, excluding the possibility of calculating the amount on accrued interests.

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

In this respect, no prior Central Bank approval is required for any of the following transactions conducted by non-residents in so far as all the requirements imposed in each case have been met:

1. purchases of foreign currencies for remittances abroad provided that the documentation prescribed by the previously mentioned regulations has been furnished, in the examples stated below, when transactions relate to, or pertain to collections in Argentina, of:

1.1. financial indebtedness originating in external loans of non-residents;

1.2. recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings to the extent that the non-resident client has been recognized as a creditor by a final non-appealable decision of the court of such proceedings;

1.3 repatriations of direct investments in companies in the private, non-financial sector, that do not control local financial institutions and/or real estate, disbursed from October 28, 2011 and transferred into Argentina through the MULC provided that: (i) the investor has maintained such direct investment for at least 365 calendar days and (ii) the foreign beneficiary, either a natural or legal entity residing in or is incorporated and established or the payment is performed in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented (Communication “A” 5649) for the following purposes:

1.3.1. sale of the direct investment;

1.3.2. final liquidation of the direct investment;

1.3.3. capital reduction decided by the local company; and

1.3.4. reimbursement of irrevocable contributions by the local company;

1.4. collections of interest payments or sales proceeds of other portfolio investments (and their profits) provided that, in the aggregate, they do not exceed the equivalent of US$500,000 per calendar month per individual or legal entity, in all of the entities authorized for dealing in foreign exchange, provided that (i) the funds were transferred into Argentina through the MULC at least 365 days prior to the repatriation date and (ii) foreign beneficiary either a real or legal person residing or is incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented (Communication “A” 5649). These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Pesos and in foreign currency payable locally, as well as purchases of other internal receivables.

1.5. indemnifications awarded by local courts in favor of non-residents; and

1.6. payments of Argentine imports.

2. purchases of foreign currency by diplomatic and consular representatives and diplomatic staff accredited in the country for transfers, representations from courts, authorities or departments, special missions, bilateral commissions or bodies established by international treaties or agreements, in which Argentina is a party, to the extent that transfers to be made in the exercise of their functions.

3. purchases of foreign currency by international organizations and institutions acting as official export credit agencies, as listed in Communication “A” 4662 (as amended and supplemented).

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

4. purchases of foreign currency bills for deposit in local bank accounts by companies in the non-financial private sector, which carry overdue unpaid debts to foreign creditors and that as of the date of access to the MULC have submitted a debt refinancing proposal to their foreign creditors (the acquired amounts must not exceed the amount of the debt principal and interest payments overdue according to the original repayment schedule or 75% of any cash payments included in the refinancing proposal and the remaining conditions set forth in paragraph 2.4 of the annex of Communication “A” 5526, must have been met as well);

5. purchases of foreign currency bills by mutual funds to pay, in Argentina, for the redemption of shares held by clients outside the scope of paragraph 1.b. of Communication “A” 4377 (public sector) and to the extent that foreign currency for the same amount has been received to that end;

6. purchases of foreign currency bills by stock exchange agents in Argentina who comply with the conditions set forth in paragraph 2.6. of the annex of Communication “A” 5526, as amended, and that are applied -within the next 24 business hours following the settlement of the currency- to the payment of securities issued by non-residents and listed in Argentina and abroad purchased from clients outside the scope of paragraph 1.b. of Communication “A” 4377; and

7. purchases of foreign currency bills for deposit in local bank accounts by local governments and/or the non-financial private sector for the issuance of new securities and other debt instruments registered for public offering and listed in any self-regulated market, to the extent they qualify as foreign debt issuances, foreign financial loans and direct investment contributions, up to 90% of the foreign currency proceeds inflow into Argentina, simultaneously applied and for a period not exceeding 180 consecutive days.

With regard to the formation of off-shore assets by residents without a mandatory specific subsequent application, resident individuals have access to the MULC for the purchase of foreign currency according to their incomes declared to the Argentine tax authority and other relevant parameters. The amount that resident individuals can purchase under this concept will be determined by the “Foreign Exchange Transactions Consult Program” available on the website of the Argentine tax authority.

Pursuant to Communication “A” 5245, dated November 10, 2011 (as amended and supplemented), all entities authorized to operate in foreign exchange must obtain prior approval by the Argentine tax authorities to execute any sale of foreign currency on behalf of their clients, as set forth by the “Foreign Exchange Transactions Consult Program.” Transactions by local governments, international organizations and institutional export credit agencies listed in Communication “A” 4662 (as amended and supplemented), diplomatic and consular offices and personnel, and local offices of certain foreign governments and international organizations, are exempted from the program. The prior approval is not applicable to the sale of foreign currency for purposes different to formation of off-shore assets by residents without a specific subsequent application and for travelling and tourism purposes.

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

We have entered into an agreement with the IRS effective June 30, 2014, pursuant to which we have agreed to certain due diligence, information reporting and withholding obligations under FATCA. Therefore, an investor considered to have a “U.S. account” maintained by us may be required to provide certain information regarding such investor (or relevant beneficial owner of the Class B shares or ADSs) or be subject to U.S. withholding tax on any distribution on Class B shares or ADSs that is treated as “foreign passthru payments.” Investors in Class B shares or ADSs that are financial institutions, or financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA) would also be subject to this U.S. withholding tax.

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

Capital gains tax. Prior to September 23, 2013, gains derived by non-Argentine resident from the sale, exchange or other disposition of ADSs or Class B shares were exempt from income tax in Argentina. As of September 23, 2013, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.

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

Capital gains obtained by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of shares would be subject to income tax, as the above-mentioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13,5% rate on the gross price. The purchaser of the shares, whether Argentine resident or not, will be under the obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not implemented any mechanism to make such withholding and payment yet.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs.

Personal assets tax. Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of company shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the proportional net worth value (“valor patrimonial proporcional”), or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

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

Tax treaties. Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden and the United Kingdom. A treaty with Switzerland has been signed but it is still undergoing its ratification procedures. There is currently no tax treaty or convention in effect between Argentina and the United States.

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

We prepare quarterly and annual reports containing consolidated financial statements in accordance with Central Bank Rules which are translated into English and filed with the SEC. Our annual consolidated financial statements are certified by an independent accounting firm.

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

The following table shows the 5-day 99% confidence VaR for the Bank combined trading portfolios (securities and foreign exchange position) for the last two years (in millions of Pesos):

	2013	2014	Change
Minimum	33.7	46.1	12.4
Maximum	81.8	474.6	392.8
Average	54.3	243.9	189.6
December 31	35.5	388.1	352.6

In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. During 2014, the main source of our VaR was the securities portfolio.

The following tables show the VaR for trading portfolio by categories for the last two years (in millions of Pesos):

Currency risk for foreign exchange position	2013	2014	Change

Minimum	5.5	20.3	14.8
Maximum	14.6	131.6	117.0
Average	8.0	57.6	49.6
December 31	10.5	53.4	42.9

Market risk for securities position	2013	2014	Change

Minimum	24.2	25.6	1.4
Maximum	72.8	415.7	342.9
Average	46.3	186.4	140.1
December 31	25.0	334.7	309.7

In respect of currency risk for foreign exchange position, our yearly maximum increased significantly due to a higher volatility of the U.S. dollar, from 0.0010 for January 2014 to 0.0050 for February 2014. This increased VaR was later offset by a reduction of the portfolio in line with the new limits established by Communication “A” 5536 of the Central Bank.

The market risk for securities position increased significantly during the year due to the addition of the corporate securities portfolio as of September 2014 and an increase in the average government securities portfolio.

The folowing tables show the main reasons for changes in VaR between December 31, 2014 and December 31, 2013 (in millions of Pesos):

Change in currency risk (VaR) for foreign exchange position (YoY):

Change in VaR due to change in position	(5.4)
Change in VaR due to change in volatility	46.9
Change in VaR due to change in price	1.4
Total Change in VaR	42.9

Change in market risk (VaR) for securities position (YoY):

Change in VaR due to change in position	284.0
Change in VaR due to change in volatility	3.5
Change in VaR due to change in price	22.2
Total Change in VaR	309.7

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

The following table shows the 3-month 99% confidence VaR for the Bank combined interest rate position for last two years (in millions of Pesos):

	2013	2014
Minimum	833.0	1,064.3
Maximum	1,200.8	1,282.1
Average	997.0	1,177.9
December 31	1,200.8	1,282.1

For additional information regarding market and interest rate risk management see note 18 “Risk Management Policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2014.

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

Fees and Direct and Indirect Payments Made by the Depositary to us

Past Fees and Payments

During 2014, we received from the depositary, after withholding income tax deduction, a net reimbursement of US$146,552 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by us during the year ended December 31, 2013. In addition, the depositary waived the cost of various support services that it provided to us.

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

We are expecting to receive from the depositary reimbursements for expenses incurred by us during the year ended December 31, 2014 by an amount similar to the one we received for the year ended December 31, 2013.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2014. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

The Bank’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2014 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2014, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

In 2014, the Bank developed a transition plan to COSO’s Internal control – Integrated Framework (2013) (the “2013 Framework”), based on our existing system of internal controls and considering the 17 principles of the 2013 Framework. We have begun to adapt our documentation to comply with such principles.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of BANCO MACRO S.A. and its subsidiaries, and our report dated April 28, 2015 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 28, 2015

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In addition to the general code of conduct that applies to all of our employees, we have adopted a code of ethics that applies to directors and senior management, including specifically to our chief executive officer, chief financial officer, chief accounting officer, as well as persons performing similar functions. The text of our code of ethics for our directors and senior management is posted on our web site at: https://www.macro.com.ar/PortalMacro/content/conn/macro/path/Contribution%20Folders/contenido/legales/Pdf/Code_of_Ethics.pdf

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Bank’s Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2013 and 2014 are detailed below.

Thousands of Pesos	2013	2014

Audit Fees	16,551	19,952
Audit Related Fees	36	—
Tax Fees	—	—
All Other Fees	11	590
Total	16,598	20,542

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the Bank, while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine Corporate Law, the Capital Markets Law and the standards of the CNV and the Central Bank, in lieu of the provisions of Section 303A, except that it is required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c).

Accordingly:

(i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06);

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) (y) our Chief Executive Officer (as of the date hereof, Mr. Jorge Horacio Brito) must promptly notify the NYSE in writing after any executive officer of the Bank becomes aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (z) we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required by the NYSE (Section 303A.12(c)).

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

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

Employment as interim chairman or CEO or other executive officer shall not disqualify a director from being considered independent.;

B.     the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

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

E.     the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

A non independent director will only be deemed independent upon the elapse of a three-year look-back period.

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who share such person’s home.

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

The above-mentioned Credit Risk Fractioning regulations establish general standards to determine the existence of control and a relationship:

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

303A.03-Executive Sessions- Non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our by-laws require the holding of such meetings and we do not hold non-management directors meetings.

Our by-laws provide, however, that the board shall meet as often as required in the best interest of the Bank and at least once a month.

303A.04-Nominating/Corporate Governance Committee- Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	Neither Argentine law nor our by-laws require a nominating/corporate governance committee, however, our by-laws provide for the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the Central Bank of the Republic of Argentina to all financial institutions, we have created a Corporate Governance and Appointments Committee composed of three members from the board of directors, two of which are independent, and our human resources manager. This Committee has an approved charter establishing its functions and responsibilities.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices
Directors are nominated and appointed by the shareholders, with no involvement of the Corporate Governance and Apponitments Committee.

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

However, as a result of a general recommendation issued by the Central Bank to all financial institutions, we have created a Personnel Incentives Committee composed of three members from the board of directors, two of which are an independent director, and our human resources manager. The Committee’s main function is to control that the fixed and variable staff incentives -excluding directors- are consistent with the business culture, long term business plan, goals and business strategy of the Bank as well as with the applicable regulations governing the Bank.

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

B.     meet with management and the independent auditor to review and discuss the listed company’s annual audited financial statements and quarterly financial statements, including a review of the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

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

(a)    Argentine law requires that the audit committee be composed of three or more members from the board of directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. All the members of our audit committee, as appointed on April 23, 2015, satisfy the independence requirements of Rule 10A-3.

(b)    Neither Argentine law nor the CNV standards contain provisions relating to an audit committee member’s simultaneous service on the audit committee of other public companies.

(c)    The responsibilities of the audit committee, as provided for in the Capital Markets Law No. 26,831, as regulated by Decree No. 1023 and the CNV standards (NT 2013) regarding the functions of the Committee, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act, including, without limitation, the following:

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

303A.08-Shareholder Approval of Equity Compensation Plans- Shareholders must be given the opportunity to vote on all equity compensation plans and material amendments thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	We do not currently offer equity-based compensation to our directors, executive officers or employees; therefore, we have no policy on this matter.

303A.09-Corporate Governance Guidelines- Listed companies must adopt and disclose corporate governance guidelines.	Neither Argentine law nor our by-laws require the adoption or disclosure of corporate governance guidelines. However, due to our size and the importance of our

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices
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

303A.12-Certification Requirements-

(a)    The CEO of each listed company must certify to the NYSE, on an annual basis, that he or she is not aware of any breach by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

(b)    The CEO of each listed company must promptly notify the NYSE in writing upon any executive officer of the listed company becoming aware of any non-compliance with any applicable provisions of this Section 303A.

(c)    Each listed company must submit an annual executed Written Affirmation to the NYSE. In addition, each listed company must submit an interim written affirmation as and when required and using the interim written affirmation form specified by the NYSE.

No comparable provisions exist under Argentine law. However, the Bank is in compliance with the certification requirements of Section 303A.12 (b) and (c) of the NYSE rules.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-113 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank, as amended and restated on April 29, 2014, incorporated by reference to the Form 6-K filed by the Bank on August 21, 2014 (File No. 001-32827).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of Subsidiaries.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Jorge Horacio Brito
Name:	Jorge Horacio Brito
Title:	Chief Executive Officer

Date: April 28, 2015

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2014 TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the accounting principles generally accepted in the United States of America (see note 35 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 28, 2015 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 28, 2015

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI
Partner

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Figures stated in thousands of pesos)

	2014	2013
ASSETS

CASH
Cash on hand	4,703,574	3,232,931
Due from banks and correspondents
Central Bank of Argentina	9,459,016	8,937,649
Local Other	17,921	26,423
Foreign	1,253,156	663,118
Other	535	408

	15,434,202	12,860,529

GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	3,469,616	1,928,841
Government securities under repo transactions with Central Bank of Argentina	—	88,928
Holdings booked at amortized cost	336,302	250,513
Instruments issued by the Central Bank of Argentina	5,729,925	173,031
Investments in listed private securities	776,655	3

	10,312,498	2,441,316

LOANS
To the non-financial government sector	604,417	640,158
To the financial sector
Interfinancing (granted call)	105,000	308,023
Other financing to Argentine financial institutions	107,657	55,711
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,210	1,163
To the non-financial private sector and foreign residents
Overdrafts	3,385,551	4,449,988
Documents	4,627,375	4,320,772
Mortgage loans	2,466,073	2,308,916
Pledge loans	1,857,121	1,429,414
Personal loans	16,120,921	13,873,830
Credit cards	9,189,482	6,841,356
Other	5,835,233	5,206,630
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	831,683	779,436
less: Unearned discount	(205,384)	(186,547)
less: Allowances	(1,186,044)	(1,006,495)

	43,740,295	39,022,355

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Figures stated in thousands of pesos)

	2014	2013
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	810,922	648,015
Amounts receivable from spot and forward sales pending settlement	275,223	774,525
Securities and foreign currency receivables from spot and forward purchases pending settlement	50,246	208,774
Unlisted corporate bonds	463,816	270,690
Receivables from forward transactions without delivery of underlying asset	136,613	167
Other receivables not covered by debtors classification standards	501,417	763,238
Other receivables covered by debtors classification standards	345,953	246,284
Accrued interest receivables covered by debtors classification standards	673	846
less: Allowances	(235,755)	(232,290)

	2,349,108	2,680,249

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	383,668	385,717
Accrued interest and adjustments	5,202	5,158
less: Allowances	(4,459)	(5,015)

	384,411	385,860

INVESTMENTS IN OTHER COMPANIES
In financial institutions	1,176	893
Other	11,561	13,883
less: Allowances	(1,506)	(1,330)

	11,231	13,446

OTHER RECEIVABLES
Receivables from sale of assets	2,804	6,116
Minimum presumed income tax-credit		3,460
Other	607,819	432,289
Accrued interest and adjustments receivable on from sale of assets	160	235
Other accrued interest and adjustments receivable	14	172
less: Allowances	(5,383)	(6,929)

	605,414	435,343

BANK PREMISES AND EQUIPMENT, NET	925,427	735,663

OTHER ASSETS	808,239	364,670

INTANGIBLE ASSETS
Goodwill	44,736	58,788
Organization and development costs	364,414	285,191

	409,150	343,979

ITEMS PENDING ALLOCATION	15,659	11,624

TOTAL ASSETS	74,995,634	59,295,034

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Figures stated in thousands of pesos)

	2014	2013
LIABILITIES

DEPOSITS
From the non-financial government sector	8,570,055	6,580,041
From the financial sector	38,683	26,874
From the non-financial private sector and foreign residents
Checking accounts	11,896,322	8,602,700
Savings accounts	11,013,878	8,440,709
Time deposits	21,510,754	18,416,520
Investment accounts	190,503	199,003
Other	1,137,750	878,032
Accrued interest, adjustments, foreign exchange and quoted price differences payable	358,609	283,139

	54,716,554	43,427,018

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	16,959	21,994
International Banks and Institutions	87,858	325,664
Non-subordinated Corporate Bonds	909,890	693,483
Amounts payable for spot and forward purchases pending settlement	122,466	241,942
Securities and foreign currency to be delivered under spot and forward sales pending settlement	235,574	863,570
Financing received from Argentine financial institutions
Other financing received from Argentine financial institutions	20,489	25,159
Accrued interest payable		96
Payables from forward transactions without delivery of underlying asset		27,867
Other	3,898,070	2,440,877
Accrued interest, adjustments, foreign exchange and quoted price differences payable	65,406	57,079

	5,356,712	4,697,731

OTHER LIABILITIES
Fees	12,196	11,224
Other (see Note 5)	1,859,148	1,314,477

	1,871,344	1,325,701

PROVISIONS	171,923	159,381

SUBORDINATED CORPORATE BONDS	1,287,317	981,142

ITEMS PENDING ALLOCATION	6,966	7,128

MINORITY INTERESTS IN SUBSIDIARIES	93,001	69,502

TOTAL LIABILITIES	63,503,817	50,667,603

SHAREHOLDERS’ EQUITY	11,491,817	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,995,634	59,295,034

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2014	2013

DEBIT-BALANCE ACCOUNTS	99,719,828	61,359,882

Contingent	13,422,838	11,983,952
Guarantees received	12,934,170	11,593,922
Other not covered by debtors classification standards	126	167
Contingent debit-balance contra accounts	488,542	389,863

Control	80,804,064	43,775,080
Receivables classified as irrecoverable	1,386,465	1,256,611
Other	78,789,541	41,803,691
Control debit-balance contra accounts	628,058	714,778

Derivatives	5,125,002	5,083,287
Notional value of put options taken	8,759	6,676
Notional value of forward transactions without delivery of underlying asset	2,432,466	2,916,785
Interest rate swap		50,000
Derivatives debit-balance contra accounts	2,683,777	2,109,826

Trust activity	367,924	517,563
Trust funds	367,924	517,563

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2014	2013

CREDIT-BALANCE ACCOUNTS	99,719,828	61,359,882

Contingent	13,422,838	11,983,952
Other guarantees provided covered by debtors classification standards	112,092	129,681
Other guarantees provided not covered by debtors classification standards	145,861	151,489
Other covered by debtors classification standards	219,559	108,693
Other not covered by debtors classification standards	11,030
Contingent credit-balance contra accounts	12,934,296	11,594,089

Control	80,804,064	43,775,080
Checks to be credited	628,058	714,778
Control credit-balance contra accounts	80,176,006	43,060,302

Derivatives	5,125,002	5,083,287
Notional value of call options sold	114,479
Notional value of forward transactions without delivery of underlying asset	2,569,298	2,109,826
Derivatives credit-balance contra account	2,441,225	2,973,461

Trust activity	367,924	517,563
Trust activity credit-balance contra accounts	367,924	517,563

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands of pesos)

	2014	2013	2012
FINANCIAL INCOME
Interest on cash and due from banks	127	241	185
Interest on loans to the financial sector	64,293	51,468	46,084
Interest on overdrafts	1,338,170	1,074,900	721,000
Interest on documents	960,429	654,111	414,815
Interest on mortgage loans	483,143	333,854	198,809
Interest on pledge loans	274,287	197,135	126,822
Interest on credit card loans	1,930,082	1,022,177	740,670
Interest on financial leases	76,320	68,435	60,037
Interest on other loans	6,272,353	4,782,671	3,537,074
Net income from government and private securities	1,974,166	409,054	361,538
Interest on other receivables from financial intermediation	3,455	3,101	1,040
Income from guaranteed loans - Presidential Decree No. 1387/01	40,201	26,026	17,017
CER (Benchmark Stabilization Coefficient) adjustment	78,299	35,155	22,947
CVS (Salary Variation Coefficient) adjustment	737	606	512
Difference in quoted prices of gold and foreign currency	827,599	808,143	386,989
Other	358,988	286,454	268,831

	14,682,649	9,753,531	6,904,370

FINANCIAL EXPENSE
Interest on checking accounts	533	497	317
Interest on savings accounts	49,237	41,060	33,972
Interest on time deposits	5,137,168	3,065,823	2,167,614
Interest on interfinancing received loans (received call)	1,202	2,883	4,283
Interest on other financing from financial institutions	17	7	12
Interest on other liabilities from financial intermediation	91,733	61,674	62,529
Interest on subordinated bonds	120,407	80,953	66,897
Other interest	3,109	3,369	3,033
CER adjustment	9,183	4,295	4,405
Contribution to Deposit Guarantee Fund	151,048	67,808	55,937
Other	1,018,924	693,171	428,591

	6,582,561	4,021,540	2,827,590

GROSS INTERMEDIATION MARGIN – GAIN	8,100,088	5,731,991	4,076,780

PROVISION FOR LOAN LOSSES	664,882	540,032	600,424

SERVICE-CHARGE INCOME
Related to lending transactions	92,101	164,097	141,048
Related to deposits	2,798,967	2,022,656	1,571,838
Other commissions	76,690	50,236	42,078
Other	1,688,030	1,189,335	889,767

	4,655,788	3,426,324	2,644,731

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands of pesos)

	2014	2013	2012
SERVICE-CHARGE EXPENSE
Commissions	288,053	205,176	153,194
Other	927,706	712,631	532,198

	1,215,759	917,807	685,392

ADMINISTRATIVE EXPENSES
Personnel expenses	3,190,774	2,351,921	1,844,336
Directors’ and statutory auditors’ fees	163,378	117,077	75,005
Other professional fees	181,427	138,212	109,906
Advertising and publicity	128,387	103,437	92,526
Taxes	323,463	218,491	169,306
Depreciation of equipment	130,678	98,666	85,037
Amortization of organization costs	122,704	89,019	72,721
Other operating expenses	812,572	598,402	429,752
Other	445,496	300,131	236,796

	5,498,879	4,015,356	3,115,385

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	5,376,356	3,685,120	2,320,310

OTHER INCOME
Income from long-term investments	49,635	25,132	13,299
Penalty interest	60,801	40,972	39,592
Recovered loans and allowances reversed	126,502	109,449	78,901
CER adjustment	102	63	76
Others	114,163	77,598	64,794

	351,203	253,214	196,662

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	1,531	30	22
Charges for other receivables uncollectibility and other allowances	42,731	50,624	43,046
Amortization of differences from deposit dollarization	—	—	59,828
Depreciation and loss of other assets	3,196	3,051	2,065
Goodwill amortization	14,052	14,052	14,052
Other	200,840	75,931	37,076

	262,350	143,688	156,089

MINORITY INTEREST IN SUBSIDIARIES	(23,492)	(18,173)	(13,790)

INCOME BEFORE INCOME TAX	5,441,717	3,776,473	2,347,093

INCOME TAX	1,962,186	1,332,909	853,475

NET INCOME FOR THE FISCAL YEAR	3,479,531	2,443,564	1,493,618

NET INCOME PER SHARE (1) – stated in pesos	5.95	4.18	2.56

(1)	See Note 31. to the accompanying consolidated financial statements.

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2011	594,485	398,750	4,511	966,226	—	211	2,755,369	4,719,552

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 16, 2012,

- Legal reserve				235,219			(235,219)
- Special reserve for Subordinated Corporate Bonds (1)					62,934		(62,934)
- Voluntary reserve for future distribution of earnings						2,443,141	(2,443,141)
- Tax on personal assets							(14,075)	(14,075)

Reversal of special reserve for Subordinated Corporate Bonds (1)					(62,934)		62,934

Net income for the fiscal year							1,493,618	1,493,618

Balances as of December 31, 2012	594,485	398,750	4,511	1,201,445	—	2,443,352	1,556,552	6,199,095

Legal merger of Banco Privado de Inversiones S.A. (2)	78	5	—	—	—	—	(77)	6

	594,563	398,755	4,511	1,201,445	—	2,443,352	1,556,475	6,199,101

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 11, 2013,

- Legal reserve				298,724			(298,724)
- Special reserve for Subordinated Corporate Bonds (1)					71,916		(71,916)
- Voluntary reserve for future distribution of earnings						1,170,681	(1,170,681)
- Tax on personal assets							(15,234)	(15,234)

Reversal of special reserve for Subordinated Corporate Bonds (1)					(71,916)		71,916

Net income for the fiscal year							2,443,564	2,443,564

Balances as of December 31, 2013	594,563	398,755	4,511	1,500,169	—	3,614,033	2,515,400	8,627,431

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2013	594,563	398,755	4,511	1,500,169	0	3,614,033	2,515,400	8,627,431

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 29, 2014,

- Legal reserve				488,713			(488,713)
- Cash dividends (3)						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (1)					95,326		(95,326)
- Voluntary reserve for future distribution of earnings						1,911,651	(1,911,651)
- Tax on personal assets							(19,712)	(19,712)

Reversal of special reserve for Subordinated Corporate Bonds (1)					(95,326)		95,326

Other changes derived from the legal merger with Banco Privado de Inversiones S.A.		744					77	821

Capital stock decrease (4)	(10,000)						10,000

Net income for the fiscal year							3,479,531	3,479,531

Balances as of December 31, 2014	584,563	399,499	4,511	1,988,882	—	4,929,430	3,584,932	11,491,817

(1)	See Notes 4.5.o.2) and 11.a.1). to the accompanying consolidated financial statements.
(2)	Includes the retroactive accounting effects of legal merger of Banco Privado de Inversiones S.A. as of January 1, 2013. See Note 35. 7.b). to the accompanying consolidated financial statements.
(3)	Cash dividends distribution was approved by Central Bank on June 16, 2014.
(4)	See Note 10.

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Figures stated in thousands of pesos)

	2014	2013	2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 4.5.q))
Cash and cash equivalents at the beginning of the fiscal year	13,512,271	10,526,353	6,172,446
Cash and cash equivalents at the end of the fiscal year	18,193,305	13,512,271	10,526,353

Net increase in cash and cash equivalents	4,681,034	2,985,918	4,353,907

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments) for:
- Government and private securities	(4,804,248)	451,488	(48,420)
- Loans
- To the financial sector	215,323	(152,924)	291,597
- To the non-financial government sector	152,978	6,051	(211,154)
- To the non-financial private sector and foreign residents	5,594,127	(256,172)	(1,547,040)
- Other receivables from financial intermediation	851,139	20,890	2,546,616
- Receivables from financial leases	77,320	1,836	63,862
- Deposits
- From the financial sector	11,809	2,652	6,490
- From the non-financial government sector	1,210,587	(2,246,827)	2,186,276
- From the non-financial private sector and foreign residents	4,727,295	6,305,546	2,837,330
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (received calls)	(1,298)	95,906	(165,661)
- Others (except liabilities included under financing activities)	1,193,222	724,159	513,117
Collections related to service-charge income	4,652,186	3,400,939	2,626,865
Payments related to service-charge expenses	(1,174,403)	(889,886)	(668,688)
Administrative expenses paid	(5,091,123)	(3,748,636)	(2,947,585)
Payment of organization and development costs	(201,927)	(158,508)	(106,956)
Net collections from penalty interest	60,798	40,945	39,312
Differences from payments related to court orders	(4,938)	(7,687)	(8,644)
Collections of dividends from other companies	27,619	100	300
Other collections related to other income and losses	17,527	81,950	59,346
Net payments from other operating activities	(1,410,131)	(735,780)	(404,327)
Payment of income tax / minimum presumed income tax	(1,623,725)	(906,557)	(851,953)

Net cash flows generated by operating activities	4,480,137	2,029,485	4,210,683

Investing activities
Net payments for bank premises and equipment	(261,181)	(174,960)	(136,649)
Net payments for other assets	(394,756)	(100,661)	(67,766)
Collections from sales of investment in others companies	11,126	—	—
Other collections / (payments) for investing activities	—	39	(2,050)

Net cash flows used in investing activities	(644,811)	(275,582)	(206,465)

Financing activities
Net (payments) / collections for:
- Non-subordinated corporate bonds	(73,443)	(47,455)	(248,003)
- Central Bank of Argentina:
- Other	(6,343)	(1,334)	11,381
- International Banks and Institutions	(247,742)	46,396	111,656
- Subordinated corporate bonds	(121,994)	(85,368)	(68,650)
- Financing received from Argentine financial institutions	(3,883)	11,428	(2,246)
Payment of dividends	(598,486)	(19)	(19)

Net cash flows used in financing activities	(1,051,891)	(76,352)	(195,881)

Financial income and holding gains on cash and cash equivalents	1,897,599	1,308,367	545,570

Net increase in cash and cash equivalents	4,681,034	2,985,918	4,353,907

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements

BANCO MACRO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

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

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

The chart showing the organizational structure as of December 31, 2014, is disclosed in Note 4.1 with the percentages indicating the ownership in each subsidiary.

2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, resolution is currently pending in a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities.

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market). Moreover, during the first quarter of 2014, there was a strong appreciation of foreign currency and a rise in interest rates, both deposit and lending rates.

Lastly, on December 27, 2012, a new Capital Markets Law No. 26,831 was enforced, as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV (Argentine Securities Commission) General Resolution No. 622 dated September 5, 2013. As a result of this new regulation, different agents had to make material operational and business modifications (see also Note 15.1).

BANCO MACRO S.A. AND SUBSIDIARIES

Therefore, the Bank’s Management continuously monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

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

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER (benchmark stabilization coefficient) through the payment date, and interest should be applied to such amount at a rate of 4% p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As of December 31, 2014 and 2013, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 31,055 and 23,301, respectively. The Bank’s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

3.	BANK OPERATIONS

3.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2014 and 2013, the deposits held by the Misiones Provincial Government with the Bank amounted to 2,303,677 and 1,178,587 (including 63,924 and 62,915 related to court deposits), respectively.

3.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

BANCO MACRO S.A. AND SUBSIDIARIES

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2014 and 2013, the deposits held by the Salta Provincial Government with the Bank amounted to 1,058,824 and 1,508,357 (including 273,786 and 200,346 related to court deposits), respectively.

3.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2014 and 2013, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,545,710 and 758,639 (including 127,743 and 103,063 related to court deposits), respectively.

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

As of December 31, 2014 and 2013, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 2,525,505 and 1,720,895 (including 608,089 and 502,803 related to court deposits), respectively.

3.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

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

On December 2012, as a result of the purpose for which the joint venture was established no longer exists, the Executive Committee of the UTE resolved to dissolve and liquidate the UTE.

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

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2014 and 2013, the net assets of such joint ventures recorded and consolidated in the Bank’s consolidated financial statements through the equity method amounted to 19,663 and 12,688, respectively.

Also, as of December 31, 2014, 2013 and 2012, net income recorded through the method mentioned in the previous paragraph amounted to 35,674, 24,513 and 32,542, respectively.

4.	SIGNIFICANT ACCOUNTING POLICIES

4.1.	Consolidation and basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles issued by the Central Bank of Argentine (Central Bank rules).

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

Under Central Bank rules and FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Council in Economic Sciences) Technical Resolutions, Banco Macro S.A. has consolidated the following subsidiaries:

	Shares		Percentage held of		Equity Investment amounts as of
Company	Class	Number	Capital Stock	Votes	December 31, 2014	December 31, 2013

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	827,903	688,171
Macro Bank Limited (a)	Common	9,816,899	99.999%	100.00%	376,229	279,299
Macro Securities S.A. (b) and (c)	Common	12,776,680	99.921%	99.932%	94,160	55,144
Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	17,812	12,895
Macro Fondos SGFCI S.A.	Common	327,183	99.936%	100.00%	7,488	4,362

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 1,843).
(b)	Consolidated with Macro Fondos SGFCI S.A.
(c)	The indirect equity interest of Banco Macro S.A comes from Macro Fiducia S.A.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) were adapted to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)	Assets and liabilities were translated at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2014 and 2013.

(b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated by applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)	The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

BANCO MACRO S.A. AND SUBSIDIARIES

4.2.	Comparative information

The consolidated financial statements as of December 31, 2014, are presented comparatively with those as of December 31, 2013 and 2012.

4.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to apply it arise from requirements contained in Technical Resolutions (TR) No. 6 and No. 17 issued by FACPCE, which were amended by provisions of TR No. 39 approved by Professional Council in Economic Sciences of the City of Buenos Aires on April 16, 2014, as supplemented by Interpretation No. 8, both of them issued by the abovementioned Federation in October 2013 and June 2014, respectively.

These standards establish mainly, the existence of an inflation rate accumulated over a three-year period reaching or exceeding 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses), as a key indicator and essential condition, that identifies an inflationary context that warrants adjusting the financial statements so that they are stated in constant currency as of the related date. As of December 31, 2014, 2013 and 2012, the abovementioned domestic wholesale price index increase by 28.3%, 14.8% and 13.1%, respectively.

If the adjustment methodology has to be reinstated after a period of discontinuation, the adjustments shall be applicable from the beginning of the fiscal year when the existence of the characteristics identifying inflationary context are verified, and the changes to be considered shall be ones existing as from the moment the adjustment was discontinued.

The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 268 of General Resolution No. 7/2005 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV General Resolution No. 441.

However, the interpretation of the consolidated financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

4.4	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosures thereof, as of each balance sheet date. The Bank’s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

4.5	Valuation methods

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2014, and 2013, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank’s dealing room. Foreign exchange differences were recorded in the related consolidated statements of income.

BANCO MACRO S.A. AND SUBSIDIARIES

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related consolidated statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2014 and 2013, the present value calculated by the Bank for these securities amounted to 200,331 and 260,645, respectively.

As required under Central Bank Communiqué “A” 5506, BAADE (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return.

b.3)	Instruments issued by the Central Bank – Holdings booked at market value:

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

b.5)	Private Securities – Investment in listed private securities:

As of December 31, 2014, they were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the consolidated statement of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

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

As of December 31, 2014 and 2013, the present value reported by the Central Bank for these securities amounted to 429,982 and 300,386, respectively.

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

BANCO MACRO S.A. AND SUBSIDIARIES

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 4.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

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

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts granted guarantees, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related consolidated statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related consolidated statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 4.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 4.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

BANCO MACRO S.A. AND SUBSIDIARIES

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4414 and supplementary regulations. Such accruals were recorded in the related consolidated statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a). Such accruals were recorded in the related consolidated statements of income.

h)	Receivables from financial leases:

They were valued at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 4.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 4.5.a).

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.2)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 4.3., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 4.3., less the related accumulated depreciation and amortization calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Interest rate swap: as of December 31, 2013, this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

k.2)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related consolidated statements of income.

k.3)	Put options taken and call option sold: valued at the agreed-upon exercise price.

In all cases, see also Note 33.

BANCO MACRO S.A. AND SUBSIDIARIES

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a). Such accruals were recorded in the related consolidated statements of income.

o)	Shareholders’ equity accounts:

o.1)	They are restated as explained in Note 4.3., except for the “Capital stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the “Adjustments to shareholders’ equity” account.

o.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of subordinated corporate bonds issued by the Bank (see Note 11.a.1)). This reserve is reversed on a monthly basis as the related interest is recorded in the consolidated statements of income.

p)	Consolidated Statements of income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 4.3.

q)	Statements of cash flows and cash equivalents:

The Bank considers “Cash and cash equivalents” to include the following accounts: Cash and investments which mature less than 90 days from their date of acquisition / constitution. Below is a breakdown of the reconciliation of the “Cash and cash equivalents” item on the consolidated statement of cash flows with the related consolidated balance sheet accounts as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
Cash	15,434,202	12,860,529	10,047,048
Government and private securities
Holdings booked at market value	769,679	638,762	388,462
Instruments issued by the Central Bank of Argentina	1,809,774	12,980	90,843
Other receivables from financial intermediation
Other receivables covered by debtors classification standards	179,650	—	—

Cash and cash equivalents	18,193,305	13,512,271	10,526,353

BANCO MACRO S.A. AND SUBSIDIARIES

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

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

As of December 31, 2014, 2013 and 2012, the Bank estimated an income tax expense of 1,962,186, 1,332,909 and 853,475, respectively, included in Other Liabilities – Other.

Additionally, as of December 31, 2014, the Bank made income tax prepayments for 976,036 for the 2014 fiscal year, which will be applied to the tax amount assessed in the 2014 tax return.

6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these consolidated financial statements, are as follows:

	Adjustments under professional accounting standards to equity
Item	2014	2013	2012
Government securities and assistance to the government sector (a)
Holdings of government securities booked at amortized cost	(21,420)	35,162	6,583

Instruments issued by the Central Bank booked at amortized cost	2,381	41	63

Guaranteed loans – Presidential Decree No. 1387/01	15,155	(13,614)	(16,350)

Business Combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(83,157)	(92,636)	(102,276)

Other	(53,359)	(58,060)	(62,762)

Deferred assets - Income tax (c)	243,854	116,694	84,386

Other assets (d)	—	1,717	(477)

Liabilities – Provisions (e)	(81,534)	(67,994)	(59,351)

Total	21,920	(78,690)	(150,184)

In addition, income would have increased by around 100,610, 71,494 and 109,991 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

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

c)	Income tax: the Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

d)	Other assets: as of December 31, 2013 and 2012, the Bank recorded interest rate swap agreements under memorandum accounts in conformity with Central Bank accounting standards. According to the argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

e)	Liabilities: the Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

BANCO MACRO S.A. AND SUBSIDIARIES

7.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, no later than March 31, 2015, financial institutions must elaborate and present to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635.

As of the date of issuance of these consolidated financial statements, the Bank is implementing the abovementioned IFRS conversion process.

8.	RESTRICTED ASSETS

As of December 31, 2014, and 2013, the following Bank’s assets are restricted:

Item	2014	2013
Government and private securities

• Federal Government bond in pesos at Badlar private + 250 basis points, maturing in 2019, securing the role of custodian of FGS (sustainability guarantee fund) investments	92,464	—

• Federal Government bond in pesos at Badlar private + 200 basis points, maturing in 2017 and Federal Government bond in pesos at Badlar private + 275 basis points, maturing in 2014, used as security in favor of SEDESA (1), respectively	84,569	89,333

• Federal Government bond in pesos at Badlar private + 300 basis points, maturing in 2015 and Federal Government bond in pesos at Badlar private + 275 basis points, maturing in 2014, securing the role of custodian of FGS investments, respectively	62,043	80,513

• Federal Government bond in pesos at Badlar private + 300 basis points, maturing in 2015 and Federal Government bond in pesos at Badlar private + 275 basis points, maturing in 2014, for the performance of forward foreign currency trading transactions, respectively	45,274	55,136

• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	36,748	33,775

• Federal Government bond in pesos at Badlar private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	13,991	—

• Secured bonds in pesos under Presidential Decree N° 1579/2002, maturity 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,284	—

• Other government and private securities	2,881	8,967

Subtotal government and private securities	346,254	267,724

BANCO MACRO S.A. AND SUBSIDIARIES

Item (cont.)	2014	2013

Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	56,577	43,263

Subtotal Loans	56,577	43,263

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	810,922	582,314
• Interests resulting in contributions made in the Bank’s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014	30,000	—
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014	20,000	—
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014	7,000	—
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	3,000	3,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 13, 2012 (3)	—	21,268
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012 (4)	—	21,241

Subtotal Other receivables from financial intermediation	870,922	627,823

Other receivables
• Security deposits related to credit card transactions	196,348	137,269
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences	827	827
• Other guarantee security	5,100	4,985

Subtotal Other receivables	202,275	143,081

Investments in other companies
• Other	1,453	1,453

Subtotal Investments in other companies	1,453	1,453

Other assets
• Building related to call option sold (see Note 33.1.(b))	105,258	—

Subtotal Investments in other companies	105,258	—

Total	1,582,739	1,083,344

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

(3)	As of December 16, 2014 Garantizar SGR reimbursed the 100% principal originally contributed.

(4)	As of December 19 and December 29, 2014, Los Grobo SGR reimbursed the available Risk Fund for an amount of 17,705 and accrued returns for an amount of 4,018, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

9.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro S.A.’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	Total 2014	Total 2013
ASSETS

Cash	—	6,083	—	—	6,083	4,762

Loans	—	—	—	297,432	297,432	207,530

Other receivables from financial intermediation	249,101	—	40,499	112,046	401,646	212,836

Receivables from financial leases	—	—	9,480	978	10,458	10,055

Other receivables	772	—	—	221	993	—

Items pending allocation	20	—	—	—	20	44

Total assets	249,893	6,083	49,979	410,677	716,632	435,227

LIABILITIES

Deposits	—	1,038	31,821	909,940	942,799	612,366

Other liabilities from financial intermediation	324,623	—	15,924	1,949	342,496	96,878

Total liabilities	324,623	1,038	47,745	911,889	1,285,295	709,244

MEMORANDUM ACCOUNTS

Debit balance accounts - Control	—	—	—	1,272,193	1,272,193	537,998

Credit balance accounts - Contingent	—	—	1,770	1,954	3,724	1,953

Credit balance accounts - Derivatives (2)	—	—	—	154,555	154,555	—

BANCO MACRO S.A. AND SUBSIDIARIES

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	Total 2014	Total 2013	Total 2012
INCOME (LOSS)

Financial income	21	—	1,178	26,711	27,910	33,517	23,558

Financial expense	(13,986)	—	—	(22,285)	(36,271)	(16,692)	(12,946)

Service-charge income	27	3	679	5,115	5,824	5,533	5,631

Service-charge expense	—	—	(1,600)	(101)	(1,701)	(6)	—

Administrative expenses	(12)	—	—	—	(12)	(11)	(1,101)

Other income	11,384	—	—	—	11,384	9,765	9,729

Total income / (loss)	(2,566)	3	257	9,440	7,134	32,106	24,871

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required. Additionally, as of December 31, 2014 and 2013, balances for transactions between Macro Group companies amounted to 527 and 472, respectively. Net income from those transactions for the fiscal years ended December 31, 2014, 2013 and 2012 amount to 8, 4 and 7, respectively. Both balances and income were eliminated in the consolidation process.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2014, 2013 and 2012, the net intermediation income from such transaction generated earnings / (loss) for the year of around 14,116, (350) and 2, respectively.

Additionally, the ANSES -National Social Security Administration (as manager of the “Fondo de Garantía de Sustentabilidad” or Sustainability Guarantee Fund), held (i) 30.97% of the capital stock of the Bank, and (ii) since the issuance of Emergency Decree N°. 441 (April, 2011), 28.80% of votes. In accordance with FASB ASC 850, from April 2011, the Sustainability Guarantee Fund is considered other related party.

Thus, as of December 31, 2014 the Bank recorded checking accounts made by ANSES (as manager of the Sustainability Guarantee Fund), for an amount of 199,936. Additionally, as of December 31, 2013 the Bank recorded checking accounts and time deposits made by ANSES for an amount of 466,867. In addition, the Bank recorded interest for such time deposits in “Financial Expense” for an amount of 108,442 and 196,288 for the years ended December 31, 2013 and 2012, respectively. Additionally, as of December 31, 2014 and 2013, the Bank recorded an amount of 55,081,889 and 29,197,830, respectively, in “Checks and securities in custody” under Memorandum accounts.

BANCO MACRO S.A. AND SUBSIDIARIES

10.	CAPITAL STOCK

As of December 31, 2014, 2013 and 2012, the legal capital structure is as follows:

SHARES			CAPITAL STOCK
Class	Stock number	Votes per share	Issued and outstanding	In treasury	Pending issuance	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock	583,249,498	1	573,249	10,000	—	583,249

Total 2012	594,485,168		584,485	10,000	—	594,485

Capital Increase - Registered Class B Shares (1)	77,860	1	—	—	78	78

Total 2013	594,563,028		584,485	10,000	78	594,563

Capital decrease – Registered Class B Shares (2)	(10,000,000)	1	—	(10,000)	—	(10,000)

Registered Class B shares of common stock (1)	—	1	78	—	(78)	—

Total 2014	584,563,028		584,563	—	—	584,563

As of December 31, 2014:

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock (1)	573,327,358	1	573,327	—	—	573,327

Total 2014	584,563,028		584,563	—	—	584,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in the merger process with Banco Macro S.A.

(2)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. As the date of issuance of these consolidated financial statements, the capital stock decrease is in process in the CNV, to be subsequently registered in the Public Registry of Commerce.

BANCO MACRO S.A. AND SUBSIDIARIES

11.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

				As of December, 31
Class	Original face value		Residual face value as of 12/31/2014	2014	2013

Subordinated - Class 1	USD150,000,000	a.1)	USD150,000,000	1,287,317	981,142
Non-subordinated - Class 2	USD150,000,000	a.2)	USD106,395,000	942,115	718,044

Total				2,229,432	1,699,186

Maturities of the corporate bonds as of December 31, 2014, are as follows:

Fiscal Year	Amounts

2015	36,742
2017	909,890
2036	1,282,800

Total	2,229,432

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

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

•	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

•	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

•	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

•	They do not include covenants that change the subordination order.

•	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

BANCO MACRO S.A. AND SUBSIDIARIES

•	Unpaid interest is not cumulative.

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

•	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the consolidated financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 16.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 non subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in a.1) and a.2).

12.	ITEMS IN CUSTODY

12.1.	Portfolio Management

Item	Managed portfolio as of
	2014	2013
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector,	14,026	14,039

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed,	40,927	42,082

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such Agency and Banco Macro S.A.,	110,469	107,875

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as an agent and collecting manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”,	70,015	74,069

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio,	55,738	58,169

• On December 31, 2008, Banco del Tucumán S.A. and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,910	16,031

• On November 22, 2012 and 2013 and November 26, 2014, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II” and “SECANE III”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian,	368,358	183,845

BANCO MACRO S.A. AND SUBSIDIARIES

Item (contd.)	Managed portfolio as of
	2014	2013
• On October 30, 2012, the Bank, Banco de Valores S.A. and Banco del Tucumán S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	—	19,454

• Other manager portfolios.	355,555	139,966

Total	1,030,998	655,530

12.2.	Mutual Funds

As of December 31, 2014, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (a)

Pionero Pesos	383,026,617	810,104	769,084
Pionero Renta Ahorro	714,148,061	2,228,873	2,248,482
Pionero F F	91,153,583	243,755	241,943
Pionero Renta	40,380,671	276,015	271,969
Pionero Acciones	2,328,301	17,000	16,062
Pionero Renta Dólares	6,027	20	—
Pionero Empresas FCI Abierto PYMES	63,820	84	76
Pionero Consumo	80,081	101	88
Argenfunds Renta Pesos	68,055,151	70,629	70,725
Argenfunds Renta Argentina	178,533,054	199,440	198,437
Argenfunds Ahorro Pesos	456,952,564	754,014	760,661
Argenfunds Renta Privada FCI	272,308,533	410,320	431,843
Argenfunds Abierto Pymes	708,121	878	886

Total		5,011,233	5,010,256

(a)	“Memorandum accounts – Debit-balance accounts – Control – Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

13.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 8.7559% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10981 of March 26, 2015.

This system shall cover the deposits up to the amount of 350 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

BANCO MACRO S.A. AND SUBSIDIARIES

14.	TRUST AGREEMENTS

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

14.1.	Interest in trusts for investment purposes.

As of December 31, 2014 and 2013, the Bank holds (i) investments in certificates of participation amounted to 21,134 and 72,468 (net of allowances), respectively, and (ii) debt securities amounted to 168,385 and 424,399, respectively (see Note 25).

Debt securities include mainly:

•	prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Mila, Garbarino, Accicom, CCF Créditos, Consubond, Pycred and Credial). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting and,

•	debt securities related to Loma Blanca Financial Trust.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

14.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds that were originally used to finance loans are recovered earlier.

As of December 31, 2014 and 2013, considering to the latest accounting information available the managed assets through trustees amounted to 20,818 and 30,340, respectively.

14.3.	Trusts as collateral for the loans granted by the Bank

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

As of December 31, 2014, and 2013, the managed assets amounted to 493,078 and 750,214, respectively.

14.4.	Normal trust activities (The Bank acts as trustee)

The Bank performs management duties in relation to the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

BANCO MACRO S.A. AND SUBSIDIARIES

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

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)	Guaranteeing, in favor of the beneficiary, the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2014, and 2013, the managed assets amounted to 933,245 and 903,501, respectively.

15.	INFORMATION REQUIRED BY CENTRAL BANK AND CNV

15.1	As mentioned in Note 2., on September 5, 2013, the CNV issued General Resolution No. 622. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), and comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and is in the process of registering for financial trustee (AF) and non-financial trustee (FNOF) agent categories.

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 24,500, as well as the minimum required offsetting entry of 14,000, which the Bank paid-in at the end of the fiscal year with government securities as described in Note 8. and available assets in accounts opened in Central Bank.

15.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2011 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2013, included, under the custody of the following companies: AdeA Administradora de Archivos S.A. (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos S.A. (warehouse located at Avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and Avenida Sargento Cayetano Beleira 410, formerly Ruta Km 8 51.2, Pilar, Province of Buenos Aires).

15.3	Minimum cash requirement under Central Bank rules: the items computed by the Bank to constitute the minimum cash requirement effective for December 2014 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2014
Cash
Amounts in Central Bank accounts	9,459,016
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	810,922

Total	10,269,938

BANCO MACRO S.A. AND SUBSIDIARIES

15.4	Minimum capital requirement under Central Bank rules: as the table disclosed, the minimum capital requirements measured on an consolidated basis, effective for December 2014, along with its computable capital as of the end of that month:

Item	12/31/2014
Minimum capital requirement	5,657,902
Computable capital	11,580,668

Excess amount	5,922,766

15.5	Financial statements publication: under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these consolidated financial statements.

15.6	Breakdown of the items included in “other”:

	12/31/2014	12/31/2013
15.6.1 Loans – Other

Other loans	4,841,556	4,191,439
Export financing and prefinancing	993,677	1,015,191

	5,835,233	5,206,630

15.6.2 Other receivables from financial intermediation – Other not covered by debtor classification standards

Certificates of participation in financial trusts (a)	244,965	297,738
Debt securities issued by financial trusts (a)	168,385	424,399
Other	88,067	41,101

(a) See also Notes 14 and 25.	501,417	763,238

15.6.3 Other receivables – Other

Sundry receivables	301,482	217,606
Security deposits	201,448	142,254
Advanced prepayments	68,853	43,053
Tax prepayments	5,846	2,781
Other	30,190	26,595

	607,819	432,289

BANCO MACRO S.A. AND SUBSIDIARIES

	12/31/2014	12/31/2013

15.6.4 Other liabilities from financial intermediation – Other

Purchase financing payables	1,572,472	859,146
Other withholdings and additional withholdings	510,108	360,913
Miscellaneous not subject to minimum cash requirements	465,373	272,380
Collections and other transactions on account and behalf of others	464,778	256,465
Other payment orders pending settlement	394,883	411,831
Miscellaneous subject to minimum cash requirements	193,427	101,059
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (See Note 8.)	90,673	87,186
Retirement pension payment orders pending settlement	90,091	34,336
Other	116,265	57,561

	3,898,070	2,440,877

15.6.5 Other liabilities – Other

Taxes payable (net of prepayments)	1,286,384	945,793
Salaries and payroll taxes payable	288,481	169,827
Miscellaneous payables	197,642	133,958
Withholdings on salaries	55,065	42,000
Prepayment for the sale of assets	3,529	4,929
Other	28,047	17,970

	1,859,148	1,314,477

15.6.6 Memorandum accounts – Debit-balance account – Control – Other

Checks and securities in custody – ANSES	55,081,889	29,197,830
Securities in custody – Other	14,507,997	6,124,490
Checks and securities not yet collected	3,406,076	2,989,649
Managed portfolios (see Note 12.1.)	1,030,998	655,530
Checks and securities to be debited	916,581	869,196
Checks and securities to be collected	147,135	104,765
Other	3,698,865	1,862,231

	78,789,541	41,803,691

15.6.7 Financial Income – Interest in other loans

Personal loans	5,128,521	3,882,780
Other	1,143,832	899,891

	6,272,353	4,782,671

15.6.8 Financial expense – Other

Turnover tax and municipal assessments	1,009,440	688,559
Premiums on repurchase agreements with the financial sector	9,249	4,612
Other	235	—

	1,018,924	693,171

BANCO MACRO S.A. AND SUBSIDIARIES

	12/31/2014	12/31/2013

15.6.9 Service-charge income – Other

Debit and credit card income	1,147,739	776,726
Rental of safe deposit boxes	84,201	70,791
Service commissions – Joint ventures (see Note 3.5.)	70,304	50,078
Other	385,786	291,740

	1,688,030	1,189,335

15.6.10 Service-charge expense – Other

Debit and credit card expenses	526,809	360,008
Turnover tax and municipal assessments	215,320	163,345
Commissions paid to lending agents	109,555	147,475
Other	76,022	41,803

	927,706	712,631

15.6.11 Other income – Other

Other adjustments and interest on other receivables	39,633	20,087
Gain on sale of bank premises and equipment, and other assets	2,679	6,893
Other	71,851	50,618

	114,163	77,598

15.6.12 Other expense – Other

Portfolio transactions	51,824	5
Donations	21,959	18,717
Municipal assessment	13,656	9,133
Turnover tax	7,587	5,216
Other	105,814	42,860

	200,840	75,931

16.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, the Shareholders’ Meeting held on April 23, 2015, decided to apply 695,907 out of unappropriated retained earnings to increase such legal reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 11.a.1), the Shareholders’ Meeting held on April 23, 2015, decided to appropriate 125,073 out of unappropriated retained earnings to set a special reserve for the interest to be paid upon the maturities taking place in June and December 2015.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, from the amendments introduced by Law No. 26,893, distributions of dividends (except for shares) to individuals resident of Argentina or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide how they will be used.

e)	Through Communiqué “A” 5485 as supplemented, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed with the Central Bank express authorization, provided there are no records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies or there are no sanctions imposed by UIF (Financial Information Unit), weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value, the effects of administrative and/or disciplinary sanctions and criminal penalties in trial court as describe in Note 20., among other items.

As of December 31, 2014 and, as mentioned in the previous paragraph, it is required to make an adjustment in “Unappropriated retained earnings”, for an amount of 11,376 pursuant to administrative and/or disciplinary sanctions and criminal penalties.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required minimum capital considering, solely for this purpose (i) an 75% incremental adjustment to the total requirements, (ii) 100% of the additional capital requirement, established by Communiqué “A” 5694 for financial institution with domestic systemically important banks (D-SIBs), deducting the abovementioned adjustment, among others.

On April 23, 2015, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, (i) the distribution of cash dividends for an amount up to 596,254, subject to prior express authorization of the Central Bank, (ii) the compensation paid to the Directors amounting to 143,930 and (iii) the write off of payments made on behalf of shareholders for their personal assets tax for an amount of 27,903.

17.	TAX AND OTHER CLAIMS

17.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro S.A. for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

BANCO MACRO S.A. AND SUBSIDIARIES

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aires government filed an action for payment and secured a provisional attachment in the amount of 827 (see Note 8.).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

17.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones S.A., on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank.

Additionally, there are other claims filed by consumers’ associations against the Bank.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

18.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee, the duties of which include ensuring that an independent risk management be established, coordinating the management of the various types of risks and the respective persons in charge.

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

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

BANCO MACRO S.A. AND SUBSIDIARIES

Economic capital calculation

Economic capital is the estimated amount of unexpected losses identified for each one of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis. The methods used for subsidiaries are exactly the same.

Since January 2014, quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

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

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with Central Bank guidelines for Financial Institutions Risk Management and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, manage and control the applicable risks.

The Risk heads will report regularly, to the Assets and Liabilities (CAP) and the Risk Management Committees on the financial risk exposure and the effects that may be caused in the Bank’s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, considering, market, liquidity, interest rate and currency risks.

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

BANCO MACRO S.A. AND SUBSIDIARIES

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

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

•	Cash Flow at Risk (CFAR): it is calculated as the difference between the liquidity gap, obtained in the average or expected scenario and that resulting from the critical scenario. The liquidity average scenario is obtained from the arithmetic mean of simulated liquidity scenarios, while the critical scenario is obtained by applying the percentile related to that confidence level for that set of simulation;

•	stress tests: they are used to quantify the impact as a result of illiquidity scenarios arising from different shocks in the risk factors involved;

•	Liquidity Coverage Ratio (LCR): this indicator shows the liquidity coverage over the outflows of funds within the next 30 days. Through different weightings factors established by Basel, the indicator is able to capture those outflows in systemic stress situations.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

As to the interest rate risk, Economic Value methodology (EVM), is used to measure the risk of sensitive assets and liabilities to interest rate. Through stochastic processes, different interest rate scenarios are estimated, for which different Bank’s economic values will be obtained. VaR is the difference between the expected economic value (“mean value”) and the economic value for a specific confidence level and holding period as a result of simulations.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

Credit risk

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies the purpose of which is to ensure that risks fall within a risk tolerance level decided by the Board of Directors and Central Bank and other oversight agency regulations.

The Credit Risk Department is in charge of managing credit risk, which involves identifying, evaluating, monitoring, controlling and mitigating it in all the stages of the credit cycle, from the analysis prior to granting credit through maturity or even during the credit recovery phase, if necessary.

It has the proper structure, procedures and different tools (information systems, rating and monitoring systems, measurement models, recovery policies) which enable it to handle risk effectively.

For loan granting, there are specific policies and procedures for Corporate Banking clients and Consumer Banking clients, which in turn differ, according to the segment to which they belong (Public or Private Payroll, Retirees or Open Market).

Credit risk assessment for Consumer Banking clients includes the use of risk applications based on screening and scoring methods related to an arrears level. There is also a mass-scale and centralized qualification process for clients (which allows branches to provide assistance within defined margins) and credit prequalification models for assessment of potential customers from different sales campaigns.

BANCO MACRO S.A. AND SUBSIDIARIES

Loans to Corporate Banking clients are analyzed in Credit Committee, which are made up of business and risk area officers from different levels, with powers to operate within them. Specialized risk analysts prepare a risk report per client (or group of companies), which serves to support the credit decisions made by Committee members. There are also decentralized assessment methods for Agro, SMEs and Microprojects, including screening and scoring parameters, which allow speeding up the approval of predefined products and smaller amounts. In order to authorize transactions involving lower amounts or self-liquidating collaterals, or temporary transactions, special credit powers have been granted to higher-rank officers based on their knowledge, experience and training.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

The Bank has a Management Information System according to the magnitude of its operations. Its component include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by the Board of Directors. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Risk Management Committee for its consideration and to adopt corrective measures where necessary.

Other credit risk management tools used are the evaluation or score models (for admission, behavior and collections), which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored.

Those tools are complemented with expected losses, forecast and capital adequacy assessment models, which, with different development and implementation stages, form part of the Banco Macro Action Plan being undertaken to adjust to local regulations (Communiqués “A” 5394 and “A” 5398), the Basel principles and best practices for risk management.

The Credit Risk Management Department is in charge of designing the company rating and individuals scoring models, the calculation of expected losses and economic capital and stress tests. It is also involved in designing the decision engines to approve the abovementioned credit ratings on a mass scale and/or in a decentralized manner, and in generating the credit risk monitoring indicators.

In turn, the Credit recovery Management Department is in charge of managing the recovery of nonperforming loans, aiming at integrating these actions into the other risk instances, which increases the efficacy of collection processes and provides information on recovery management results, so as to adjust the origination and expected loss models.

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

In addition, the implementation of improvements on the different functions of the risk management system also continued.

19.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro S.A.’s business activity is governed by Financial Institutions Law No. 21,526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Guidelines for Corporate Governance in Financial Institutions) as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

BANCO MACRO S.A. AND SUBSIDIARIES

Through General Resolution No. 622/13, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the website and that of such enforcement agency.

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

The main guidelines under Communiqué “A” 5293 as supplemented are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of eleven members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Four directors are independent, according to the guidelines set by CNV and the Central Bank regulations.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations.

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

In relation to Senior Management and Committees, see next paragraph Organizational structure.

•	Ownership structure

As of December 31, 2014, without considering the effect of capital stock decrease, as mentioned in Note 10., the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.43	21.42

Carballo Delfín Jorge Ezequiel	18.79	20.53

ANSES FGS under Law No. 26,425	30.97	28.80

Grouped shareholders (Argentine stock exchanges)	8.30	8.32

Grouped shareholders (foreign stock exchanges)	22.51	20.93

BANCO MACRO S.A. AND SUBSIDIARIES

•	Organizational structure

Senior management

Two deputy general managers report to the Executive Committee; one is in charge of the commercial areas and the other is in charge of the operating areas. Thirteen-line managers report to them. Additionally, the Bank has ten staff areas reporting directly to the Executive Committee.

Committee	Roles

Audit Committee	They are established in Capital Markets Law as supplemented.

Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Risk Management Committee	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Receivables Committee	Approving credit transactions based on credit capacity.

Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.

Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (404) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 4.1. (see also Note 9.).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1. and 14., respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

BANCO MACRO S.A. AND SUBSIDIARIES

The Incentives Committee is in charge of ensuring for the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

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

As established by the legislation (Argentine Business Associations Law No. 19,550), specific applicable regulations (Capital Markets Law as supplemented), professional accounting standards (TR No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also Note 9.

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

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

20.	SUMMARY JUDGEMENTS AND SANCTIONS APPLIED BY CERTAIN REGULATORS AGAINST BANCO MACRO S.A AND BANCO DEL TUCUMÁN S.A.

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required for Banco Macro S.A. and Banco del Tucumán S.A. as of December 31, 2014 is disclosed below:

20.1.	Summary Judgment initiated by the Central Bank:

Date & No. of Summary	Reason	Responsible	Status

06/24/2008 Criminal Foreign Exchange Regime Summary No. 3078.	Supposed infraction of article No. 8 of the Criminal Foreign Exchange Law (“CFEL”), for irregularities in exchange operations of US dollars (sale) of financial intermediation as provided by Central Bank Communiqué “B” 7174.	Banco del Tucumán S.A., manager and those in charge of Operations, Treasurer, Cashiers. (1)	On 12/29/2011, the Federal court No. 1 of Tucumán decided to declare criminal action by prescription, in order to facts. On 02/01/2014, this resolution was appealed by the Federal Prosecutor No. 1 of Tucumán. On 07/31/2014 the Court of Appeals confirmed such resolution and subsequently, the cause was remitted to the Criminal Appeals Court, Panel I, as a result of the Prosecutor appeal. As of the date of issuance of these consolidated financial statement, the Bank has not been notified of the final filing.

04/14/2011 Criminal Foreign Exchange Regime Summary N° 4674.	Supposed infraction of article No. 1 incs. e) and f) and No. 2 inc f) of CFEL, in an exchange operation transaction with a suspended customer with no Central Bank authorization.	Banco Macro S.A., as the follow-on of Nuevo Banco Bisel S.A. and Branch Manager. (2)	The Central Bank raised the summary to the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba.

BANCO MACRO S.A. AND SUBSIDIARIES

Date & No. of Summary	Reason	Responsible	Status

03/11/2013 Financial Summary No. 1380.	Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements.	Former Banco Privado de Inversiones S.A., Directors, Statutory Audit Committee and Corporate Service Manager. (3)	In process at the Central Bank.

01/07/2014 Criminal Foreign Exchange Regime Summary N0. 5645.	Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.	Banco Macro S.A., and Responsible for Foreign Trade and Foreign Exchange. (4)	In process at the Central Bank.

(1)	Francisco Carlos Bustamante, Juan Ramón Lemoine, Héctor Gaspar Taranto, Héctor Arnaldo Brito, Ana Carolina De Genova Palomar, Jorge Marcelo Albertinetti, Sergio Fabián Intile, Lorena Natalia Frías and Carla Andrea Rocha.
(2)	Mariano Raúl Misino and Roberto David Luna.
(3)	Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar and Carlos Soulé.
(4)	Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac.

20.2.	Sanctions imposed by the Central Bank:

Date & No. of Summary	Reason	Responsible	Status

04/10/2008 Financial summary No. 1227

Supposed infraction of Communiqué “A” 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd (currently Macro Bank limited) with no previous Central Bank authorization.

Original sanction amount: 2,625

Current sanction amount: 1,400

		Banco Macro S.A. Directors. (1)	On 11/05/2013 the fine was debited from Banco Macro’s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, to the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal filed, on 04/14/2015, the Bank was notified about the resolution that reduced the fine. The bank is currently analyzing the steps to be taken.

BANCO MACRO S.A. AND SUBSIDIARIES

Date & No. of Summary	Reason	Responsible	Status

09/07/2012 Financial summary No. 1349

Supposed infraction of Central Bank Communiqués “A” 3054, OPRAC 1-476, Exhibit, Section 2, point 2.1 and Section 3, point 3.1.2.; and “A” 4798, OPRAC 1-613, Exhibit; Section 4, point 4.1., regulations related to financing to the non-financial public sector, for the acquisition of guarantee loans with no Central Bank authorization.

Sanction amount: 1,440

		Banco del Tucumán S.A., and Directors (2)	On 03/12/2014 the Central Bank passed Sentence No. 149/14 imposing the fine. On 03/19/2014 the fine was debited from the Bank’s account 00060 at the Central Bank. On 04/08/2014, a direct appeal was filed against the Resolution issued by SEFyC, representing the Bank and the natural persons subject to the summary proceeding to the CNACAF, which confirmed the Sentence No. 149/14. On 11/14/2014 an extraordinary federal appeal was filed by the arbitrariness of the judgment of the CNACAF.

08/01/2013 Summary No. 1394	Supposed failure of Communiqué “A” 3700. CREFI 2-36, Exhibit, Item I, Sub-item 5.2. For presenting out of term the corresponding documentation regarding the appointment of authorities.	Banco Macro S.A. and Chairman. (3)	On 12/02/2014 the Central Bank passed Sentence No. 828, imposing the sanction to those responsible. On 02/02/2015 the Bank rejected the resolution and presented an appeal to revoke the sentence at the Central Bank.

08/14/2013 Financial Summary No. 1401.	Supposed failure of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Sanction amount: 2,400	Banco Macro S.A. and Directors. (4)	On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing a sanction to the Bank, which was debited from the Bank’s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF.

(1)	Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste and Jorge Pablo Brito.
(2)	Jorge Horacio Brito, Luis Carlos Cerolini, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Claudio Alejandro Cerezo and Waldo Camilo López.
(3)	Jorge Horacio Brito.
(4)	Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito.

BANCO MACRO S.A. AND SUBSIDIARIES

20.3.	Sanctions imposed by UIF.

Date & File No.	Reason	Responsible	Status
01/16/2009 File No. 62/2009	Purchase of foreign currency from April 2006 through August 2007. Sanction amount: 718	Banco Macro S.A. and those in charge of Anti-money laundering regulation compliance. (1)	UIF. passed Resolution No. 72/2011 on 06/09/2011, imposing sanctions to those responsible. An appeal was presented at CNACAF.

06/09/2011 File No. 62/2009 (extension)	Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Sanction amount: 538	Banco Macro S.A. and those in charge of Anti-money laundering regulation compliance. (2)	UIF. passed Resolution No. 04/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

11/23/2011 File No. 6338/2011	Purchase of foreign currency. Sanction amount: 2,136	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 110/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

11/23/2011 File No. 6420/2011	Purchase of foreign currency. Sanction amount: 822	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 124/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

11/23/2011 File No. 6406/2011	Purchase of foreign currency. Sanction amount: 677	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 171/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

11/23/2011 File No. 6407/2011	Purchase of foreign currency. Sanction amount: 802	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 132/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

12/07/2011 File No. 6405/2011	Purchase of foreign currency. Sanction amount: 1,504	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 26/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

12/07/2011 File No. 6491/2011	Banco Suquía S.A. –Deposits in checking account. Sanction amount: 791	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (4)	UIF. passed Resolution No. 118/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

12/28/2011 File No. 6612/2011	Purchase of foreign currency. Sanction amount: 688	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 53/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

12/28/2011 File No. 6614/2011	Purchase of foreign currency. Sanction amount: 843	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 6/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

BANCO MACRO S.A. AND SUBSIDIARIES

Date & File No.	Reason	Responsible	Status
06/27/2012 File No. 517/2012	Purchase of foreign currency. Sanction amount: 1,857	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (5)	UIF. passed Resolution No. 500/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

07/30/2014 File No. 248/14 (UIF note presidency 245/2016 11/26/2013)	Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files.	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (6)	On 04/09/2015, the Bank received notice of the commencement of summary proceedings. The relevant defense arguments will be provided.

(1)	Juan Pablo Brito Devoto and Luis Carlos Cerolini.
(2)	Fernando Andrés Sansuste.
(3)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors – and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito –as Directors of Banco Macro S.A.
(4)	Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Jorge Pablo Brito, Roberto Julio Eilbaum, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro S.A.
(5)	Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro S.A.
(6)	Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Jorge Pablo Brito; Luis Carlos Cerolini (as Compliance Officer and Director); Alejandro Macfarlane; Carlos Enrique Videla; Guillermo Eduardo Stanley; Constanza Brito; Emanuel Antonio Alvarez Agis; Marcos Brito and Rafael Magnanini.

Although, sanctions do not involve material amount, as of the date of issuance of these consolidated financial statements, the total amount of sanctions received, pending to be paid for been appealed or about to be appealed, amounted to 11,376, which will be booked according to Communiqué “A” 5689 of Central Bank as from January, 2015. In addition, such amount must be considered in the calculation of the earnings that can be distributed by the Bank (see Note 16.e)).

Additionally, there are pending summaries at CNV and UIF, as described below:

Date & Resolution No.	Reason	Responsible
09/26/2014 CNV. Resolution No. 17,529	Potential non-compliance with the obligation to inform a “Significant Event”.	Banco Macro S.A., Directors, Statutory Audit Committee members and person in charge of Market relations. (1)

05/10/2012 UIF. File No. 160/2012	Purchase of foreign currency.	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (2)

(1)	Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto, Jorge Pablo Brito; Luis Carlos Cerolini; Roberto Julio Eilbaum; Alejandro Macfarlane; Carlos Enrique Videla; Guillermo Eduardo Stanley; Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner.
(2)	Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

BANCO MACRO S.A. AND SUBSIDIARIES

21.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2014	2013
ASSETS
Cash	5,804,389	5,977,591
Government and private securities	1,603,680	1,059,264
Loans	1,939,340	1,917,124
Other receivables from financial intermediation	449,205	833,242
Investments in other companies	1,217	928
Other receivables	85,025	80,897
Items pending allocation	3,286	1,015

Total	9,886,142	9,870,061

LIABILITIES

Deposits	4,652,287	3,759,062
Other liabilities from financial intermediation	1,660,830	2,150,826
Other liabilities	5,529	17,489
Subordinated Corporate Bonds	1,287,317	981,142
Items pending allocation	12	963

Total	7,605,975	6,909,482

22.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

“Cash” includes interest-bearing deposits in foreign banks totaling 954,817 and 594,271 as of December 31, 2014 and 2013, respectively.

Those interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.30% and 0.29% as of December 31, 2014 and 2013, respectively.

In 2014 and 2013 the deposits with the Central Bank and other Banks did not bear any interest.

23.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2014	2013
GOVERNMENT SECURITIES

Government securities at market value
In pesos:
Discount bonds at 5.83% – Maturity: 2033	862,088	26,176
Federal government bonds at Badlar + 2% – Maturity: 03-28-2017	494,833	—
Federal government bonds at Badlar + 2% – Maturity: 2016	377,042	—
Federal government bonds at Badlar Private + 3% – Maturity: 2015	227,525	471,066
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	111,749	308,235
Consolidation bonds – 7° Serie – Maturity: 01-04-2016	87,251	3,427
Consolidation bonds – 8° Serie	65,085	3,381
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	38,560	—
Consolidation bonds – 6° Serie – Maturity: 2024 at 2%	21,636	17,663
Consolidation bonds – 4° Serie – Maturity: 2016 at 2%	503	662
Other	429	275,424

Subtotal Government securities at market value - In pesos	2,286,701	1,106,034

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31,
	2014	2013
GOVERNMENT SECURITIES (contd.)

In foreign currency:
Treasury Bill – Maturity: 01-15-2015	282,215	—
Treasury Bill – Maturity: 01-08-2015	273,664	—
Treasury Bill – Maturity: 01-02-2015	213,800	—
Federal Government bonds in US dollars at 7% – Maturity: 2015	121,453	44,193
Federal Government bonds in US dollars at 1.75% – Maturity: 2016	80,099	—
Federal Government bonds in US dollars at 2.40% – Maturity: 2018	59,796	—
Debt Securities Class 1 - Chubut development and infrastructure bond in US dollars at 4% – Maturity: 10-21-2019	36,636	—
Debt Securities of Province of Neuquén Series I Class I in US dollars – Maturity: 06-12-2016	30,766	50,566
Federal government bonds at 7% – Maturity: 2017	27,313	159,817
Debt securities of Province of Entre Ríos Class I in US dollars – Maturity: 08-06-2016	21,730	—
Other	35,443	657,159

Subtotal Government securities at market value – In foreign currency	1,182,915	911,735

Subtotal Government securities at market value	3,469,616	2,017,769

Government securities at amortized cost
In pesos:
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	161,937	—
Province of Entre Ríos Treasury Bills – Maturity: 12-11-2016	25,487	—
Province of Chaco Treasury Bills – Maturity: 01-22-2015	15,453	—
Province of Tucumán bonds – 1° Serie – Maturity: 2018	3,407	4,225
Other	—	98,759

Subtotal Government securities at amortized cost – In pesos	206,284	102,984

In foreign currency:
Argentine saving bond for the economy development in US dollars at 4% – Maturity: 07-27-2016	129,184	98,437
Province of Tucumán bonds – 2° Serie in US dollars at 9.45% – Maturity: 2015	834	1,281
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	—	37,435
Debt Securities Class 1 – Chubut development and infrastructure bond in US dollars at 4% – Maturity: 10-21-2019	—	10,376

Subtotal Government securities at amortized cost – In foreign currency	130,018	147,529

Subtotal Government securities at amortized cost	336,302	250,513

Instruments issued by the Central Bank of Argentina
In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	3,820,548	12,980
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,618,630	160,051

Subtotal instruments issued by Central Bank of Argentina – In pesos	5,439,178	173,031

In foreign currency:
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	290,747	—

Subtotal instruments issued by Central Bank of Argentina – In foreign currency	290,747	—

Subtotal instruments issued by Central Bank of Argentina	5,729,925	173,031

Total government securities (1)	9,535,843	2,441,313

PRIVATE SECURITIES

Investments in listed private securities – Shares
In pesos:
YPF S.A.	258,458	—
Siderar S.A.I.C.	154,670	1
Aluar Aluminio Argentino S.A.I.C.	124,724	—
Petrolera Pampa S.A.	99,231	—
Telecom Argentina Stet-France Telecom S.A.	87,378	—
Petrobras Energía S.A.	30,286	—
Cresud S.A.I.C.	9,169	—
Molinos Río de la Plata S.A.	8,858	—
IRSA Inversiones y Presentación S.A.	2,886	—
Alto Palermo S.A. (Apsa)	995	—
Tenaris S.A.	—	2

Subtotal investment in listed private securities – Shares - In pesos	776,655	3

Total Investment in listed private securities - Shares	776,655	3

Total private securities	776,655	3

Total government and private securities	10,312,498	2,441,316

(1)	As of December 31, 2014 and 2013, includes government securities under reverse repurchase agreements for an amount of 117,938 and 427,006, respectively, and instruments issued by Central Bank under reverse repurchase agreements for an amount of 58,582 and 124,404, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES

Government securities at market value
In pesos:	330,964	1,024,686	154,782	776,269	—	2,286,701

Discount bonds at 5.83% – Maturity: 2033	—	—	86,209	775,879	—	862,088
Federal government bonds at Badlar + 2% – Maturity: 03-28-2017	—	494,833	—	—	—	494,833
Federal government bonds at Badlar + 2% – Maturity: 2016	—	377,042	—	—	—	377,042
Federal government bonds at Badlar Private + 3% – Maturity: 2015	227,525	—	—	—	—	227,525
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	35,138	76,611	—	—	—	111,749
Consolidation bonds – 7° Serie – Maturity: 01-04-2016	65,438	21,813	—	—	—	87,251
Consolidation bonds – 8° Serie	—	6,509	58,576	—	—	65,085
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	38,560	—	—	—	38,560
Consolidation bonds – 6° Serie – Maturity: 2024 at 2%	2,329	9,316	9,991	—	—	21,636
Consolidation bonds – 4° Serie – Maturity: 2016 at 2%	501	2	—	—	—	503
Other	33	—	6	390	—	429

In foreign currency:	944,482	228,395	1	10,037	—	1,182,915

Treasury Bill – Maturity: 01-15-2015	282,215	—	—	—	—	282,215
Treasury Bill – Maturity: 01-08-2015	273,664	—	—	—	—	273,664
Treasury Bill – Maturity: 01-02-2015	213,800	—	—	—	—	213,800
Federal Government bonds in US dollars at 7% – Maturity: 2015	121,453	—	—	—	—	121,453
Federal Government bonds in US dollars at 1.75% – Maturity: 2016	—	80,099	—	—	—	80,099
Federal Government bonds in US dollars at 2.40% – Maturity: 2018	—	59,796	—	—	—	59,796
Debt Securities Class 1 - Chubut development and infrastructure bond in US dollars at 4% – Maturity: 10-21-2019	—	36,636	—	—	—	36,636
Debt Securities of Province of Neuquén Series I Class I in US dollars – Maturity: 06-12-2016	20,508	10,258	—	—	—	30,766
Federal government bonds at 7% – Maturity: 2017	—	27,313	—	—	—	27,313
Debt securities of Province of Entre Ríos Class I in US dollars – Maturity: 08-06-2016	12,258	9,472	—	—	—	21,730
Other	20,584	4,821	1	10,037	—	35,443

Government securities at amortized cost
In pesos:	16,524	189,760	—	—	—	206,284

Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	161,937	—	—	—	161,937
Province of Entre Ríos Treasury Bills – Maturity: 12-11-2016	—	25,487	—	—	—	25,487
Province of Chaco Treasury Bills – Maturity: 01-22-2015	15,453		—	—	—	15,453
Province of Tucumán bonds – 1° Serie – Maturity: 2018	1,071	2,336	—	—	—	3,407
Other

In foreign currency:	834	129,184	—	—	—	130,018

Argentine saving bond for the economy development in US dollars at 4% – Maturity: 07-27-2016	—	129,184	—	—	—	129,184
Province of Tucumán bonds – 2° Serie in US dollars at 9.45% – Maturity: 2015	834	—	—	—	—	834

BANCO MACRO S.A. AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES (contd.)

Instruments issued by the Central Bank of Argentina	5,439,178	—	—	—	—	5,439,178

In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	3,820,548	—	—	—	—	3,820,548
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,618,630	—	—	—	—	1,618,630

In foreign currency:	290,747	—	—	—	—	290,747

Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	290,747					290,747

Total government securities	7,022,729	1,572,025	154,783	786,306	—	9,535,843

PRIVATE SECURITIES

Investments in listed private securities – Shares
In pesos:	—	—	—	—	776,655	776,655

YPF S.A.	—	—	—	—	258,458	258,458
Siderar S.A.I.C.	—	—	—	—	154,670	154,670
Aluar Aluminio Argentino S.A.I.C.	—	—	—	—	124,724	124,724
Petrolera Pampa S.A.	—	—	—	—	99,231	99,231
Telecom Argentina Stet-France Telecom S.A.	—	—	—	—	87,378	87,378
Petrobras Energía S.A.	—	—	—	—	30,286	30,286
Cresud S.A.I.C.	—	—	—	—	9,169	9,169
Molinos Río de la Plata S.A.	—	—	—	—	8,858	8,858
IRSA Inversiones y Presentación S.A.	—	—	—	—	2,886	2,886
Alto Palermo S.A. (Apsa)	—	—	—	—	995	995

Total private securities	—	—	—	—	776,655	776,655

Total government and private securities	7,022,729	1,572,025	154,783	786,306	776,655	10,312,498

24.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non-financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

BANCO MACRO S.A. AND SUBSIDIARIES

The classification of the loan portfolio in this regard was as follows:

	As of December 31,
Description	2014	2013
Non-financial government sector	604,417	640,158
Financial sector	213,867	364,897
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	1,357,544	1,054,255
- With Senior “B” guarantees	2,901,979	2,874,422
- Without Senior guarantees	9,879,919	10,595,442
Consumer
- With Senior “A” guarantees	504,340	318,771
- With Senior “B” guarantees	2,100,410	1,618,707
- Without Senior guarantees	27,363,863	22,562,198
Less: Allowance	(1,186,044)	(1,006,495)

Total loans, net of allowances	43,740,295	39,022,355

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2014	2013
Argentina	44,816,064	39,946,041
British Virgin Islands	96,787	78,001
Costa Rica	8,753	—
Uruguay	3,515	4,413
India	878	16
Spain	158	173
United States of America	81	101
Germany	35	35
Bolivia	24	—
Brazil	22	27
Italy	21	14
Romania	1	—
United Kingdom	—	16
France	—	13
Less: Allowance	(1,186,044)	(1,006,495)

Total loans, net of allowances	43,740,295	39,022,355

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2014	2013
Retail loans	21,299,813	17,762,834
Agricultural livestock- Forestry-Fishing- Mining - Hunting	4,526,591	4,155,033
Retail and consumer products	4,036,678	3,484,567
Foodstuff and beverages	2,542,659	2,894,059
Construction	2,266,493	1,767,016
Other services	2,027,874	1,682,547
Chemicals	1,391,433	1,097,191
Transportation, storage and communications	1,240,657	1,299,210
Governmental services	1,211,314	870,545
Manufacturing and wholesale	1,022,551	1,247,855
Real estate, business and leases	770,437	739,238
Financial Services	632,579	828,678

BANCO MACRO S.A. AND SUBSIDIARIES

Economic Activity (Contd.)	2014	2013

Electricity, oil, water	178,516	164,620
Hotels and restaurants	166,216	184,876
Other	1,612,528	1,850,581

Total loans	44,926,339	40,028,850
Less: Allowance	(1,186,044)	(1,006,495)

Total loans, net of Allowance	43,740,295	39,022,355

25.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION

The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

Description	As of December 31,
	2014	2013

Without preferred guarantees	2,584,863	2,823,611
With preferred guarantees	—	88,928
Allowances	(235,755)	(232,290)

	2,349,108	2,680,249

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

Description	As of December 31,
	2014	2013

Corporate bonds — Unlisted (1)	463,816	270,690
Certificates of participation in financial trusts — Unlisted (1)	244,965	297,738
Debt securities in financial trusts — Unlisted	168,385	424,399

Total investments in unlisted private securities	877,166	992,827

(1)	As of December 31, 2014 and 2013, the Bank booked allowances for impairment in value amounting to 232,574 and 229,354, respectively (see also Note 28).

As of December 31, 2014, maturities for the private securities disclosed above are as follows:

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date		Total

Corporate bonds —Unlisted	133,296	330,520	—	—	—		463,816

Certificates of participation in financial trusts —Unlisted	8,804	2,209	—	10,121	223,831	(1)	244,965

Debt securities in financial trusts —Unlisted	109,281	55,329	3,775	—	—		168,385

Total investments in unlisted private securities	251,381	388,058	3,775	10,121	223,831		877,166

(1)	As of December 31, 2014 the Bank booked allowances for impairment in value amounting to 223,831.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank enters into forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2014	2013

Amounts receivable from spot and forward sales pending settlement

Receivables from repo transactions of government securities	163,755	576,408
Receivable from spot sales of government and private securities pending settlement	103,546	130,384
Receivables from spot sales of foreign currency pending settlement	7,922	1,800
Receivables from forward sales of government securities pending settlement	—	65,933

	275,223	774,525

Securities and foreign currency receivable from spot and forward purchases pending settlement

Spot purchases of government and private securities pending settlement	31,867	44,025
Spot purchases of foreign currency pending settlement	7,919	1,799
Forward purchases of securities under repo transactions	—	162,950
Other spot purchases pending settlement	10,460	—

	50,246	208,774

Amounts payable for spot and forward purchases pending settlement

Payables for spot purchases of government securities pending settlement	26,122	16,593
Payables for spot purchases of foreign currency pending settlement	7,925	1,800
Payables for forward purchases of securities under repo transactions	—	185,838
Other payables for spot purchase pending settlement	88,419	37,711

	122,466	241,942

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Forward sales of government securities under repo transactions	176,662	678,949
Spot sales of government and private securities pending settlement	50,946	128,506
Spot sales of foreign currency pending settlement	7,966	—
Forward sales of government securities pending settlement	—	1,798
Other forward sales pending settlement	—	54,317

	235,574	863,570

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 4.5.g). The fair value of these instruments were:

	End-of-year fair value
Description	2014	2013

Assets	50,360	208,743
Liabilities	235,652	863,573

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

BANCO MACRO S.A. AND SUBSIDIARIES

26.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

26.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December 31,
Description	Estimated useful life (years)	2014	2013

Buildings	50	672,136	565,543
Furniture and facilities	10	181,672	194,085
Machinery and equipment	5	567,805	655,412
Vehicles	5	74,104	68,353
Other	—	—	25
Accumulated depreciation		(570,290)	(747,755)

Total		925,427	735,663

Depreciation expense was 130,678, 98,666 and 85,037 as of December 31, 2014, 2013 and 2012, respectively.

26.2	Other assets

Other assets consisted of the following as of December 31, 2014 and 2013:

	As of December 31,
Description	Estimated useful life (years)	2014	2013

Works in progress (1)	—	364,037	119,603
Works of art	—	1,187	1,187
Prepayments for the purchase of assets	—	74,925	20,195
Foreclosed assets	50	115,582	9,761
Leased buildings	50	—	605
Stationery and office supplies	—	28,562	12,128
Other assets (2)	50	236,791	215,383
Accumulated depreciation		(12,845)	(14,192)

Total		808,239	364,670

(1)	As of December 31, 2014 and 2013, it includes 328,365 and 87,309, respectively, related to a new corporate building tower that is being constructed by the Bank. See also Note 35.16.
(2)	Mainly includes improvement to properties leased by the Bank to be used in the normal course of business.

Depreciation expense was 3,196, 3,051 and 2,065 as of December 31, 2014, 2013 and 2012, respectively.

26.3.	Operating Leases

As of December 31, 2014, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

BANCO MACRO S.A. AND SUBSIDIARIES

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2015	74,537
2016	53,640
2017	33,254
2018	13,141
2019	3,301
2020 and after	1,089

Total	178,962

As of December 31, 2014, 2013 and 2012, rental expenses amounted to 110,875, 77,713 and 58,894, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

27.	INTANGIBLE ASSETS

27.1	Goodwill:

As of December 31, 2014 and 2013 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2014	2013

Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 15,811 as of December 31, 2014 (a)	10	2,431	4,257
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 55,585 as of December 31, 2014 (b)	10	10,457	17,061
Goodwill for the purchase of Banco Privado de Inversiones S.A., net of accumulated amortization of 24,357 as of December 31, 2014 (c)	10	31,848	37,470

Total		44,736	58,788

(a)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán S.A. in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

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

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 18,242, which is amortized over ten years and no impairment is required.

(b)	On August 11, 2006, the Bank acquired 92.73% of the capital stock of Nuevo Banco Bisel S.A. in the amount of 19,509. The assets transferred amounted to 1,824,644 and the liabilities assumed amounted to 1,804,534.

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

   Amortization expense on goodwill was 14,052, as of December 31, 2014, 2013 and 2012.

27.2.	Organization and development costs:

As of December 31, 2014 and 2013, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2014	2013

Cost from information technology projects (a)	5	290,654	224,572
Organizational cost (b)	5	4,195	2,566
Other capitalized cost (c)	5	69,565	58,053

Total		364,414	285,191

(a)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.
(b)	Under Central Bank rules, the Bank records cost inherent to the set up and organization of the Bank.
(c)	Under Central Bank rules, the Bank records cost inherent to the improvements in building leased.

Amortization expense was 122,704, 89,019 and 132,549 as of December 31, 2014, 2013 and 2012, respectively, which was recorded in Administrative expenses and Other expenses.

Intangible assets changed as follows during fiscal years ended December 31, 2014, 2013 and 2012:

	Fiscal year ended December 31,
	2014	2013	2012

Balance at the beginning of the fiscal year	343,979	288,531	319,518
Additions	202,029	158,519	117,978
Decreases	(102)	—	(2,364)
Amortization expense (1)	(136,756)	(103,071)	(146,601)

Balance at the end of the fiscal year	409,150	343,979	288,531

(1)	See Note 31.

BANCO MACRO S.A. AND SUBSIDIARIES

28.	ALLOWANCES AND PROVISIONS

The Bank had recorded allowances and provisions for:

Loans: recorded in compliance with the provision of Communiqué “A” 2950, as supplemented, of the Central Bank, taking into account Note 4.5.f).

Other receivables from financial intermediation: recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account Notes 4.5.f) and 4.5.g.3).

Receivables from financial leases: recorded in compliance with the provision of Communiqué “A” 2950, as supplemented, of the Central Bank, taking into account Note 4.5.f).

Investment in other companies: recorded to cover possible impairment risk arising from investments in other companies.

Other receivables: recorded to cover collectibility risks of other receivables.

Contingent commitments: recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

Other loss contingencies: mainly includes labor litigation and customer and other third-party claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

Difference from court deposit dollarization: recorded under Central Bank’s rules to cover the difference from court deposit dollarization (see Note 2.).

The followings are the changes in the Bank´s allowances and provisions:

	As of December 31, 2014
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year

Allowances
- Loans	1,006,495	757,445	(14,713)	(563,183)	1,186,044
- Other receivables from financial intermediation	232,290	8,495	(989)	(4,041)	235,755
- Receivables from financial leases	5,015	1,076	(694)	(938)	4,459
- Investment in other companies	1,330	306	(130)	—	1,506
- Other receivables	6,929	1,145	(2,254)	(437)	5,383

Total of allowances	1,252,059	768,467	(18,780)	(568,599)	1,433,147

Provisions
- Contingent commitments	4,806	12	(2,554)	—	2,264
- Other loss contingencies	131,274	34,292	(2,167)	(24,795)	138,604
- Difference from court deposit dollarization	23,301	8,018	(231)	(33)	31,055

Total of provisions	159,381	42,322	(4,952)	(24,828)	171,923

BANCO MACRO S.A. AND SUBSIDIARIES

	As of December 31, 2013
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year

Allowances
- Loans	887,156	707,370	(24,606)	(563,425)	1,006,495
- Other receivables from financial intermediation	233,123	5,236	(2,831)	(3,238)	232,290
- Receivables from financial leases	6,599	912	(10)	(2,486)	5,015
- Investment in other companies	1,379	76	(125)	—	1,330
- Other receivables	9,282	1,722	(894)	(3,181)	6,929

Total of allowances	1,137,539	715,316	(28,466)	(572,330)	1,252,059

Provisions
- Contingent commitments	5	4,804	(3)	—	4,806
- Other loss contingencies	114,566	38,364	(556)	(21,100)	131,274
- Difference from court deposit dollarization	17,112	6,632	—	(443)	23,301

Total of provisions	131,683	49,800	(559)	(21,543)	159,381

	As of December 31, 2012
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Loans	599,224	688,966	(24,495)	(376,539)	887,156
- Other receivables from financial intermediation	238,712	7,044	(7,529)	(5,104)	233,123
- Receivables from financial leases	5,620	1,147	(98)	(70)	6,599
- Investment in other companies	2,129	84	(834)	—	1,379
- Other receivables	12,908	1,512	(729)	(4,409)	9,282

Total of allowances	858,593	698,753	(33,685)	(386,122)	1,137,539

Provisions
- Contingent commitments	24	—	(19)	—	5
- Other loss contingencies	98,038	39,468	(390)	(22,550)	114,566
- Difference from court deposit dollarization	14,754	2,433	—	(75)	17,112

Total of provisions	112,816	41,901	(409)	(22,625)	131,683

Under Central Bank rules allowances for loan losses includes allowances for “loans”, “other receivables for financial intermediation” and “receivables from financial leases”.

29.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

29.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2014 and 2013 is 20,560,610 and 17,029,978, respectively.

29.2.	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2014			As of December 31, 2013
	Principal	Interest and CER adjustments	Rate	Principal	Interest and CER adjustments	Rate
Short–term liabilities	10,651	95	5.09%	9,543	133	5.11%
Long–term liabilities	6,210	3	8.76%	12,312	6	8.82%

Total	16,861	98		21,855	139

BANCO MACRO S.A. AND SUBSIDIARIES

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.3.	International banks and institutions

The Bank borrowed funds under various credit facilities from International banks and institutions for specific purposes, as follows:

	As of December 31, 2014			As of December 31, 2013
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	87,858	455	6.28%	325,664	831	2.79%

Total	87,858	455		325,664	831

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.4.	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2014			As of December 31, 2013
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	15,311	223	5.43%	4,786	7,168	5.25%
Long–term liabilities	5,178	31,075	6.74%	20,373	23,230	6.66%

Total	20,489	31,298		25,159	30,398

Interest includes accrued interest rate and CER adjustments. These amounts are recorded in “Accrued interest payables” under the Financing received from Argentine financial institutions and “Accrued interest, adjustments, foreign exchange and quoted price differences payables” under the “Other liabilities from financial intermediation” in the accompanying consolidated balance sheets. Except for the liability assumed with BICE (see Note 8), amounts are unsecured.

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2014
2016	15,819
2017	16,400
2018	4,034

36,253

29.5.	Other

The rest of liabilities included in “Others liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2014			As of December 31, 2013
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	3,807,397	7	0.00%	2,352,716	19	0.01%
Long–term liabilities (2)	90,673	1,421	4.00%	88,161	1,366	4.05%

Total	3,898,070	1,428		2,440,877	1,385

(1)	Includes mainly pending settlement transactions and payment accounts.

(2)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 90,673 and 87,186 as of December 31, 2014 and 2013, respectively (see Note 15.6.4).

BANCO MACRO S.A. AND SUBSIDIARIES

Additionally, the Bank has other liabilities related to corporate bonds and forward transactions (see Notes 11 and 25, respectively).

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

30.	EMPLOYEE BENEFIT PLANS

The Bank does not maintain pension plans for its personnel. The Bank is required to pay employer contributions, determined on the basis of total monthly payroll.

These expenses aggregated 449,962, 335,821 and 302,592 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

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

Consolidated Statements of Income	2014	2013	2012

Interest and fees on loans	11,696,696	8,464,733	6,082,647
Interest on bearing deposits with other banks	127	241	185
Interest on other receivables from financial intermediation	260,977	168,173	60,796
Interest on securities and foreign exchange purchased under resale agreements	126,755	131,467	196,515
Securities gains, net	1,862,495	344,995	316,053
Other interest income	100,536	61,121	52,730

Total interest income	14,047,586	9,170,730	6,708,926

Interest on deposits	5,188,797	3,109,168	2,203,766
Interest on securities and foreign exchange purchased under resale agreements	9,249	4,612	3,151
Interest on short-term borrowings	30,473	13,391	30,135
Interest on long-term debt	193,554	138,002	109,161

Total interest expense	5,422,073	3,265,173	2,346,213

Net interest income	8,625,513	5,905,557	4,362,713

Provision for loan losses, net (2)	(546,651)	(435,556)	(525,341)

Net interest income after provision for loan losses	8,078,862	5,470,001	3,837,372

Service charges on deposit accounts and other fees	2,798,967	2,022,656	1,571,838
Credit-card service charges and fees	1,004,636	677,716	477,325
Other commissions	93,768	76,563	68,039
Foreign currency exchange trading income	67,123	44,464	38,660
Income from equity in other companies	85,310	49,634	45,841
Foreign exchange, net	827,599	808,144	386,989
Other	611,690	453,225	339,298

Total non-interest income	5,489,093	4,132,402	2,927,990

Commissions	288,053	205,176	153,194
Salaries and payroll taxes	3,180,761	2,344,369	1,838,709

Outside consultants and services	176,010	134,526	107,476
Depreciation of bank premises and equipment	132,376	99,256	85,870

BANCO MACRO S.A. AND SUBSIDIARIES

Consolidated Statements of Income (Contd.)	2014	2013	2012

Rent	110,274	77,229	58,601
Stationery and supplies	25,936	19,301	15,263
Electric power and communications	145,378	101,458	84,172
Advertising and publicity	128,387	103,438	92,526
Taxes	1,707,731	1,143,337	695,313
Directors’ and Statutory Audits’ fee	163,378	117,077	75,005
Insurance	22,646	18,227	14,626
Security services	249,176	192,874	127,954
Maintenance, conservation and repair expenses	255,965	186,990	127,333
Amortization of organization and development costs (1)	122,704	89,019	132,549
Amortization of goodwill (1)	14,052	14,052	14,052
Provision for losses on other receivables and other allowances (3)	42,731	50,624	43,046
Other	1,337,188	910,804	738,790

Total non-interest expense	8,102,746	5,807,757	4,404,479

Income before income tax expense	5,465,209	3,794,646	2,360,883
Income tax expense	1,962,186	1,332,909	853,475

Income from continuing operations	3,503,023	2,461,737	1,507,408

Net income	3,503,023	2,461,737	1,507,408

Net income attributable to the noncontrolling interest	23,492	18,173	13,790

Net income attributable to the controlling interest	3,479,531	2,443,564	1,493,618

Earnings per common share attributable to controlling interest – stated in pesos (4)	5.95	4.18	2.56

(1)	See Notes 27 and 35.5.
(2)	Mainly includes allowances for loan losses and allowances for Receivables from financial leases, net of those related to Recovered loans.
(3)	Mainly includes provisions for losses, an other receivables and expenses related to contingent liabilities for probable claims, lawsuit and other proceedings, including those related to labor.
(4)	Earnings per common share was computed by dividing net income by the weighted average number of outstanding common shares.

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2014, and 2013, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2014	2013
ASSETS

Cash and due from banks	14,036,728	12,004,803
Interest-bearing deposits in other banks	954,817	594,271
Federal Funds sold and securities purchased under resale agreements of similar arrangements	163,755	576,408
Trading account assets	4,106,719	1,458,059
Investment securities available for sale	6,714,356	987,388
Loans	45,368,057	40,720,365
Allowance for loan losses	(1,190,503)	(1,011,800)
Premises and equipment	1,733,364	1,099,882
Due from customers on acceptances	365,420	260,182
Other assets (1)	2,485,987	1,931,830

Total assets	74,738,700	58,621,388

BANCO MACRO S.A. AND SUBSIDIARIES

	2014	2013
LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	37,634,505	30,649,834
Non interest-bearing deposits	16,646,159	12,517,675
Federal Funds purchased and securities sold under repurchase agreements	140	186,235
Other short-term borrowings	3,954,219	2,725,422
Long-term borrowings	1,044,450	838,931
Contingent liabilities	171,923	159,381
Other liabilities	2,049,749	1,605,653
Bank acceptances outstanding	365,420	260,182
Subordinated corporate bonds	1,287,317	981,142

Total liabilities	63,153,882	49,924,455

Common stocks	584,563	584,485
Retained appropriated earnings	6,918,312	5,114,202
Retained unappropriated earnings	3,584,932	2,525,478
Other shareholders’ equity	404,010	403,266
Noncontrolling interests	93,001	69,502

Total shareholders’ equity	11,584,818	8,696,933

Total liabilities and shareholders’ equity	74,738,700	58,621,388

(1)	As of December 31, 2014 and 2013, includes long-term investment for an amount of 11,231 and 13,446, respectively.

32.	OPERATIONS BY GEOGRAPHICAL LOCATION

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2014	2013	2012

Total revenues	19,689,640	13,433,069	9,745,763
Argentina	19,573,045	13,353,720	9,696,746
Bahamas	116,595	79,349	49,017

Net income	3,479,531	2,443,564	1,493,618
Argentina	3,382,597	2,383,265	1,467,608
Bahamas	96,934	60,299	26,010

Total assets	74,995,634	59,295,034	47,894,065
Argentina	73,269,854	57,625,024	46,714,532
Bahamas	1,725,780	1,670,010	1,179,533

33.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

BANCO MACRO S.A. AND SUBSIDIARIES

33.1.	Derivatives

In the normal course of business, the Bank enters into a variety of transactions principally in the foreign exchange and stock markets. Most counterparts in the derivative transactions are banks and other financial institutions.

These instruments include:

•	Options: they confer the right to the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be traded on a stock exchange or under OTC (Over-the-Counter) agreements.

•	Forwards and Futures: they are agreements to deliver or take delivery at a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument. Forwards contracts are OTC agreements and are principally dealt in by the Bank in securities/foreign exchange as forward agreements.

•	Swaps: they are agreements between two parties with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or under OTC agreements.

Pursuant to Central Bank’s rules, forward transactions with delivery of underlying assets, must be recorded under “Other receivables from financial intermediations” and “Other liabilities from financial intermediations” in the accompanying consolidated balance sheets and they were valued as mentioned in Note 4.5.g) (accrual method).

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

The following table shows, the notional value of options, swaps and outstanding forward contracts recorded in memorandum accounts as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013

Forward sales of foreign exchange without delivery of underlying asset (a)	2,569,298	2,109,826
Forward purchases of foreign exchange without delivery of underlying asset (a)	2,432,466	2,916,785
Call options sold (b)	114,479	—
Put options taken (c)	8,759	6,676
Interest rate swaps (d)	—	50,000

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Mercado Abierto Electrónico (MAE). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of December 31, 2014, this is related to a call option sold to a Bank’s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basic points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these consolidated financial statements, the holder has not exercised.

BANCO MACRO S.A. AND SUBSIDIARIES

(c)	As of December 31, 2014 and 2013, this includes a put option taken with a Bank’s customer of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period between is September 24, 2015, and September 23, 2016, both dates inclusive

(d)	As of December 31, 2013, this was related to swap agreements entered into with the Central Bank entitling the Bank to collect, on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 50,000. In the event that the difference between the rates was negative, the Bank was be required to pay the difference. The agreement expired on October 31, 2014, without new transactions were performed. The purpose of those transactions were to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

Net income (loss) resulting from these transactions and repo and reverse repo, for the fiscal years ended December 31, 2014, 2013 and 2012, amount to income (loss) and are included in the “Financial Income - Other”:

Transactions	2014	2013	2012
Premiums on reverse repurchase agreements	126,469	143,459	196,393
Premiums on repurchase agreements	9,249	16,666	(3,151)
Interest rate swaps	2,491	450	(83)
Forwards of foreign currency	143,459	100,442	14,547

Total	281,668	261,017	207,706

33.2.	Credit-related financial instruments

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

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2014	2013
Other covered by debtors classification standards	219,559	108,693
Other guarantees provided not covered by debtors classification standards	145,861	151,489
Other guarantees provided covered by debtors classification standards	112,092	129,681
Other not covered by debtors classification standards	11,030	—

(*)	Most of this amount as of December 31, 2014 and 2013, have a remaining maturity of less than one year.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2014	2013

Checks drawn on the Bank pending clearing	1,063,717	973,961
Checks drawn on other Banks	638,058	714,778

33.3	Trust activities

See Note 14.

34.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

In 2014 the Bank adopted the following Accounting Standards Update (ASU):

•	2013-04 – Liabilities (Topic 405), Obligation Resulting from Joint and Several Liabilities Arrangement for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This ASU requires an entity that is jointly and severally liable to measure the obligation as the sum of the amount the entity has agreed with co-obligors to pay and any additional amount it expects to pay on behalf of one or more co-obligors. There was no effect on the accompanying consolidated financial statements for the adoption of this statement because the bank does not perform these transactions.

•	2013-05 - Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The amendments of this ASU specify that a cumulative translation adjustment should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidates foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. There was no effect on the accompanying consolidated financial statements for the adoption of this statement because the bank does not perform these transactions.

•	2013-11 - Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. There was no effect on the accompanying consolidated financial statements for the adoption of this statement because the bank does not perform these transactions.

•	2014-06 - Technical Correction and Improvements Related to Glossary Terms. These new guidance is designed to clarify the Master Glossary of the Codification, consolidates multiple instance of the same term into a single definition and make minor improvements to the Mater Glossary. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

35.1.	Income taxes

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

BANCO MACRO S.A. AND SUBSIDIARIES

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2014, 2013 and 2012.

The Bank and its subsidiaries, located in Argentina, file income tax returns in Argentina. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2009 through 2014 (in addition see Note 17).

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 35.7.a) and b)) are summarized as follows:

	As of December 31,
Description	2014	2013

Deferred tax assets:
Loans (mainly allowances for loan losses)	363,451	282,656
Allowance for loss contingencies	85,514	91,717
Governments and private securities	63,857	—
Property, equipment and other assets	—	1,664
Net operating loss carry forwards	65	1,596
Other	69,445	49,379

Total deferred tax assets	582,332	427,012

Deferred tax liabilities:
Government and private securities	—	(2,621)
Intangible assets	(136,342)	(109,465)
Foreign exchange difference	(29,351)	(16,802)
Property, equipment and other assets	(1,913)	—

Total deferred tax liabilities	(167,606)	(128,888)

Deferred tax asset	414,726	298,124

Allowance for deferred tax assets	(58,859)	(68,553)

Net deferred tax assets under US GAAP	355,867	229,571

As of December 31, 2014, the consolidated net operating loss carry forwards of 185 are as follows:

Expiration year	Amount

2015	87
2016	68
2017	30

185

The movement of the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2014	2013	2012

Net deferred tax assets at the beginning of the year	229,571	168,125	128,981
Net amount recorded in comprehensive income	(31,375)	(5,327)	(14,576)
Net deferred tax income for the year	157,671	66,773	53,720

Net deferred tax assets at the end of the year	355,867	229,571	168,125

BANCO MACRO S.A. AND SUBSIDIARIES

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2014	2013	2012

Income tax in accordance with Central Bank regulations	1,962,186	1,332,909	853,475

Net deferred tax income	(157,671)	(66,773)	(53,720)

Total income tax expense in accordance with US GAAP	1,804,515	1,266,136	799,755

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2014	2013	2012

Pre-tax income in accordance with US GAAP	5,377,448	3,745,816	2,351,749
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	1,882,107	1,311,036	823,112

Permanent differences at the statutory rate:
- Variation of allowances	(9,694)	(8,945)	(244)
- Income not subject to income tax	(109,962)	(66,168)	(56,966)
- Other	42,064	30,213	33,853

Income tax in accordance with US GAAP	1,804,515	1,266,136	799,755

In Note 35.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, the Bank’s assets would increase by 366,107, 242,591 and 183,925 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by 154,891, 63,993 and 50,734 for the years ended December 31, 2014, 2013 and 2012, respectively.

Besides the adjustment abovementioned, the Bank’s assets related to income tax acquired in business combination transactions, would decrease by 10,240, 13,020 and 15,800 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by 2,780, 2,780 and 2,986 for the years ended December 31, 2014, 2013 and 2012, respectively. Such adjustments are included in Note 35.7 a) and b).

35.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal government sector

As of December 2014, 2013 and 2012, the Bank has guaranteed loans acquired mainly through business combinations (maturing around 2017) which were valued according to Central Bank Communiqués “A” 4898 and 5180, amounting to 407,677, 311,757 and 272,578, respectively (see Note 4.5.c)).

Under US GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate the cash flows expected to be collected over the life of the loan.

The effects of the adjustments required to state such amounts in accordance with US GAAP would decrease assets by 200,250, 158,214 and 146,845 as of December 31, 2014, 2013 and 2012, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

On the other hand, income would decrease by 42,036 and 11,369 for the years ended December 31, 2014 and 2013, respectively, and would increase 3,944 for the year ended December 31, 2012.

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

The following table presents the outstanding balance of loans to the non-financial federal government sector acquired with deteriorated credit quality and related carrying amount under US GAAP at the beginning and end of each year:

	Outstanding balance (*) Year ended December 31,		Carrying amount Year ended December 31,
	2014	2013	2014	2013
Beginning of the year	343,583	325,548	147,868	119,883
End of year	407,677	343,583	207,427	147,868

(*)	It includes the undiscounted sum of all amounts, including principal, interest, fees and CER adjustments under the loans owed at the reporting date.

The following table reconciles the amounts of accretable yield of loans to the non-financial federal government sector acquired with deteriorated credit quality at the beginning and end of each year:

	Year ended December 31,
	2014	2013	2012
Accretable yield at the beginning	70,306	38,506	26,629
Accretion	(80,875)	(47,236)	(23,677)
Disposals	—	(610)	(2,010)
Reclassification from nonaccretable yield	135,165	79,646	37,564
Accretable yield at the end	124,596	70,306	38,506

During 2014, 2013 and 2012, the Bank has not acquired loans or debt securities with deteriorated credit quality. In addition, the Bank applies the income recognition model required by FASB ASC 310-30.

In addition, the following table presents the activity in the allowances required in connection with loans to the non-financial federal government sector acquired with deteriorated credit quality:

	Year ended December 31,
	2014	2013	2012
Beginning balance	—	4,294	—
Provision for loan losses	—	—	4,294
Recoveries	—	(4,294)	—

Ending balance	—	—	4,294

b)	Government and private securities

b.1)	Available for sale securities

As of December 31, 2014, 2013 and 2012 under Central Bank rules, the Bank had mainly unlisted Government securities which were valued at the present value reported by Central Bank rules or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.1) and 4.5.b.2).

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, these Government securities were considered as “available for sale” and carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities”.

b.2)	Trading securities

In addition, under Central Bank rules, the Bank had listed securities (mainly government securities and shares) maintained for intermediation, which were valued at quoted price as mentioned in Note 4.5.b.1) and b.5).

Under US GAAP these securities should be classified as trading and carried at fair value considering their active market. In addition, changes in fair value are recorded in the consolidated statement of income.

The effects of the adjustments required to state such amounts (Note 4.5.b.1), b.2) and b.5)) in accordance with US GAAP would decrease assets by 21,263 and 1,139 as of December 31, 2014 and 2013, respectively, and would increase assets by 6,613 as of December 31, 2012.

On the other hand, income would increase by 3, 38,162 and 9,654 for the years ended December 31, 2014, 2013 and 2012, respectively.

c)	Instruments issued by Central Bank of Argentina

As of December 31, 2014, 2013 and 2012, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.3 and b.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 2,374, 41 and 62 as of December 31, 2014, 2013 and 2012, respectively.

On the other hand, income would increase by 7,242, 105 and 765 for the years ended December 31, 2014, 2013 and 2012, respectively.

d)	Securities in financial trust and other

As of December 31, 2014, 2013 and 2012, the Bank had securities in financial trust and others. Under Central Bank rules, these securities were valued at the cost value increased by their internal rate of return, as mentioned in Note 4.5.g.3) and 4.5.g.4).

Under US GAAP, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 30,884, 14,268 and 27,691 as of December 31, 2014, 2013 and 2012, respectively.

On the other hand, income would decrease by 10,418 and 5,148 for the years ended December 31, 2014 and 2013, respectively, and would increase by 8,065 for the year ended December 31, 2012.

BANCO MACRO S.A. AND SUBSIDIARIES

The following table presents the carrying amount under Central Bank rules and fair value of public and private securities:

	As for December 31,
	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Trading
Government securities	3,241,222	3,241,222	1,408,085	1,408,096
Private securities	865,497	865,497	42,265	42,265

Total trading securities	4,106,719	4,106,719	1,450,350	1,450,361

Available for sale
Government securities	446,757	425,494	468,999	467,849
Instruments issued by Central Bank of Argentina	5,671,342	5,673,716	48,627	48,668
Securities in financial trust and other	596,257	627,141	469,762	484,030

Total available for sale securities	6,714,356	6,726,351	987,388	1,000,547

Total	10,821,075	10,833,070	2,437,738	2,450,908

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and the fair value of securities classified as available for sale (see Note 31) mentioned in items b.1), c) and d) as of December 31, 2014 and 2013, are as follows:

	As of December 31, 2014
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	446,757	451,235	(25,741)	425,494
- Instruments issued by Central Bank of Argentina	5,671,342	5,678,728	(5,012)	5,673,716
-Securities in financial trust and other	596,257	601,390	25,751	627,141

Total	6,714,356	6,731,353	(5,002)	6,726,351

	As of December 31, 2013
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	468,999	473,463	(5,614)	467,849
- Instruments issued by Central Bank of Argentina	48,627	48,771	(103)	48,668
-Securities in financial trust and other	469,762	485,313	(1,283)	484,030

Total	987,388	1,007,547	(7,000)	1,000,547

BANCO MACRO S.A. AND SUBSIDIARIES

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Proceeds from sales As of December 31,
Available for sale securities	2014 (*)	2013 (*)	2012 (*)

- Government securities	725,206	230,888	427,006
- Instruments issued by Central Bank of Argentina	9,076,881	2,569,222	2,168,122
-Securities in financial trust and other	154,123	231,889	8,847

	9,956,210	3,031,999	2,603,975

(*)	As of December 31, 2014, 2013 and 2012, realized gains as a result of those sales amounted to 678,827, 67,546 and 34,984, respectively.

The amount of the unrealized gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 35.19) is as follows:

Securities	2013	Increase	Decrease	2014

- Government securities	(5,614)	8,590	(28,717)	(25,741)
- Instruments issued by Central Bank of Argentina	(103)	5,874	(10,783)	(5,012)
-Securities in financial trust and other	(1,283)	44,681	(17,647)	25,751

Total	(7,000)	59,145	(57,147)	(5,002)

Securities	2012	Increase	Decrease	2013

- Government securities	40,300	970	(46,884)	(5,614)
- Instruments issued by Central Bank of Argentina	23	—	(126)	(103)
-Securities in financial trust and other	6,992	15,064	(23,339)	(1,283)

Total	47,315	16,034	(70,349)	(7,000)

Securities	2011	Increase	Decrease	2012

- Government securities	42,779	11,833	(14,312)	40,300
- Instruments issued by Central Bank of Argentina	1,493	23	(1,493)	23
-Securities in financial trust and other	(11,176)	26,755	(8,587)	6,992

Total	33,096	38,611	(24,392)	47,315

The maturities of available for sale securities as of December 31, 2014 are as follows:

	For the year ended December 31, 2014
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	After 10 years	Total

- Government securities	61,364	364,130	—	—	425,494
- Instruments issued by Central Bank of Argentina	5,673,716	—	—	—	5,673,716
-Securities in financial trust and other	227,991	388,723	2,831	7,596	627,141

Total	5,963,071	752,853	2,831	7,596	6,726,351

BANCO MACRO S.A. AND SUBSIDIARIES

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2014, 2013 and 2012 are as follows:

	Gains/(loss) as of December 31,
Trading Securities	2014	2013	2012

Government securities	6,087	21,729	23,051
Private securities	(209,100)	4,056	(6,311)

	(203,013)	25,785	16,740

The following table, presents the gross unrealized losses and fair value of securities classified as available for sale by length of time for each category of securities that have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

December 31, 2014

Government securities	(18,653)	244,618	(14,411)	114,741	(33,064)	359,359
Instrument issued by Central Bank of Argentina	(10,783)	3,442,946	—	—	(10,783)	3,442,946
Securities in financial trust and other	(6,922)	56,409	(2,900)	40,388	(9,822)	96,797

Total	(36,358)	3,743,973	(17,311)	155,129	(53,669)	3,899,102

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

December 31, 2013

Government securities	(11,749)	279,322	(6)	102	(11,755)	279,424
Instrument issued by Central Bank of Argentina	(103)	48,668	—	—	(103)	48,668
Securities in financial trust and other	(12,613)	165,535	(1,584)	23,390	(14,197)	188,925

Total	(24,465)	493,525	(1,590)	23,492	(26,055)	517,017

For purposes of determining whether the decline in fair value for these categories of securities qualifies as “other than temporary impairment,” the Bank has considered the following factors:

•	The decline in fair value is not attributable to credit quality. It solely derives from adverse interest rate fluctuations of observable inputs of similar instruments according to their fair value hierarchy.

•	Future principal payments will be sufficient to recover the current amortized cost of these investments.

•	The Bank has the intention to hold these securities at least until their fair value recover to a level that exceeds their amortized cost.

•	The extent to which the fair value has been less than the amortized cost is not relevant for these categories of securities.

The Bank has concluded that the decline in fair value for these securities does not qualify as “other than temporary impairment.”

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank notes that the specific identification method was used in order to determine the cost of securities sold.

35.3.	Loan origination fees

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

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 91,290, 111,845 and 105,384 as of December 31, 2014, 2013 and 2012, respectively. Income would increase by 20,555 for the year ended December 31, 2014 and would decrease by 6,461 and 29,601 for the years ended December 31, 2013 and 2012, respectively.

35.4.	Allowance for loan losses

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

The loan loss reserve is maintained in accordance with Central Bank rules. This results from evaluating the degree of debtors’ compliance and the guarantees (see Note 24.) and collateral supporting the respective transactions.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank’s commercial portfolio is currently diversified among clients of different size (small, medium-sized businesses and corporations) and who are active in different economic sectors (mainly the agricultural, food, services and construction sectors - see Note 24 to the consolidated financial statements). The risks associated with this portfolio are principally related to the specific economic performance of each individual client and to economic factors, such as the price and demand of products and services and competitiveness, among others.

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

BANCO MACRO S.A. AND SUBSIDIARIES

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

As of December 31, 2014 and 2013, the Bank had foreclosed assets and did not hold any repossessed assets. See Note 35.15.

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

The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at least at 50% in accordance with the Central Bank rules.

Under US GAAP, the Bank adopted a policy to fully provision loans which are 180 days past due.

BANCO MACRO S.A. AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s assets would decrease by 25,664, 16,965 and 13,448 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would decrease by 8,699, 3,517 and 2,620 for the years ended December 31, 2014, 2013 and 2012, respectively.

c)	Impaired loans—Non Financial Private Sector and residents abroad

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

The following table discloses the amounts under US GAAP of loans considered impaired in accordance with FASB ASC 310 updated by ASU 2010-20 as of December 31, 2014 and 2013:

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2014
With no related allowance recorded
Commercial
Other loans	15	15	—	15	—
Consumer
Documents	1,963	1,898	—	1,976	700
Mortgage and pledge loans	2,820	2,652	—	2,750	305
Personal loans	89,626	87,333	—	86,970	27,310
Other loans	5,351	5,196	—	5,083	1,248

Total	99,775	97,094	—	96,794	29,563

With an allowance recorded
Commercial
Overdrafts	19,033	18,994	16,652	20,587	—
Documents	28,662	26,947	17,795	28,520	24
Mortgage and pledge loans	124,819	114,634	53,690	128,306	13,900
Credit card	1,273	1,273	1,113	1,273	—
Other loans	152,260	147,666	86,636	154,292	7,480
Consumer
Documents	3,954	3,897	1,182	3,724	414
Mortgage and pledge loans	7,795	7,358	1,950	7,410	1,091
Personal loans	72,348	71,259	21,787	70,484	11,835
Other loans	11,529	11,254	3,307	11,376	1,414

Total	421,673	403,282	204,112	425,972	36,158

Total Commercial	326,062	309,529	175,886	332,993	21,404
Total Consumer	195,386	190,847	28,226	189,773	44,317

BANCO MACRO S.A. AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2013
With no related allowance recorded
Commercial
Mortgage and pledge loans	5,006	4,819	—	4,947	—
Other loans	212	212	—	221	59

Consumer
Documents	1,861	1,818	—	1,829	418
Mortgage and pledge loans	2,487	2,439	—	2,222	341
Personal loans	74,030	72,335	—	71,462	17,587
Other loans	5,592	5,464	—	5,463	963

Total	89,188	87,087	—	86,144	19,368

With an allowance recorded
Commercial
Overdrafts	55,303	54,251	29,133	52,249	40
Documents	39,606	37,255	16,929	39,503	—
Mortgage and pledge loans	59,883	56,265	13,637	59,512	4,557
Credit card	1,278	1,278	707	1,272	—
Other loans	77,297	75,467	34,141	77,265	16,512

Consumer
Documents	2,483	2,440	1,219	2,346	399
Mortgage and pledge loans	4,583	4,491	2,231	4,646	565
Personal loans	54,956	54,097	22,856	55,165	10,412
Other loans	8,287	8,140	3,384	8,382	980

Total	303,676	293,684	124,237	300,340	33,465

Total Commercial	238,585	229,547	94,547	234,969	21,168
Total Consumer	154,279	151,224	29,690	151,515	31,665

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

When a TDR loan defaults, the methodology that the Bank uses in order to determine the allowance for loan losses is similar to the one used for TDR modifications, for both portfolio segments.

Had US GAAP been applied, the Bank’s assets would increase by 3,772, 2,839 and 3,819 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by 933 and 7,862 for the years ended December 31, 2014 and 2012, respectively, and would decrease by 980 for the year ended December 31, 2013.

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

Loans considered TDR during 2014, 2013 and 2012 were as follows:

	2014
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	2	1,123	1,422	1,422	—

Consumer
Documents	185	4,882	5,289	4,411	878
Mortgage and pledge	19	5,219	5,093	3,703	1,390
Personal loans	5,177	91,709	100,517	70,040	30,477
Others loans	328	11,082	12,290	10,189	2,101

Total	5,711	114,015	124,611	89,765	34,846

BANCO MACRO S.A. AND SUBSIDIARIES

	2013
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	4	13,988	17,813	17,813	—
Others	1	3,035	3,087	3,087	—

Consumer
Documents	158	3,460	3,620	2,948	672
Mortgage and pledge	18	2,215	2,325	2,222	103
Personal loans	4,637	64,582	72,218	48,390	23,828
Others loans	310	10,472	11,074	8,442	2,632

Total	5,128	97,752	110,137	82,902	27,235

	2012
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	11	9,683	9,762	9,762	—
Others	4	3,663	3,619	3,619	—

Consumer
Documents	221	4,121	4,596	3,915	681
Mortgage and pledge	19	2,555	2,646	2,438	208
Personal loans	4,982	57,349	64,900	49,512	15,388
Others loans	280	7,963	8,824	7,564	1,260

Total	5,517	85,334	94,347	76,810	17,537

We consider that a TDR has subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more. Loans considered TDR that have defaulted during the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014
	Number of contracts	Recorded investment

Consumer
Documents	3	42
Mortgage and pledge	1	136
Personal loans	167	2,002
Others loans	18	840

Total	189	3,020

BANCO MACRO S.A. AND SUBSIDIARIES

	2013
	Number of contracts	Recorded investment

Commercial
Others	1	397

Consumer
Documents	11	123
Mortgage and pledge	4	390
Personal loans	217	2,638
Others loans	24	328

Total	257	3,876

	2012
	Number of contracts	Recorded investment

Consumer
Documents	8	117
Mortgage and pledge	3	187
Personal loans	160	1,309
Others loans	12	115

Total	183	1,728

c.2)	Allowances - Roll forward

Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2014 and 2013 respectively, is as follows:

	Commercial	Consumer	Total
2014
Beginning balance	240,033	798,883	1,038,916
Provision for possible loan losses	222,743	552,342	775,085
Charge-off	(76,045)	(488,076)	(564,121)
Recoveries	(14,863)	(544)	(15,407)

Ending balance	371,868	862,605	1,234,473

Period end allocated to:
Allowances individually evaluated for impairment	175,886	28,226	204,112
Allowances collectively evaluated for impairment	195,982	834,379	1,030,361

Ending balance	371,868	862,605	1,234,473

	Commercial	Consumer	Total

2013
Beginning balance	205,769	705,338	911,107
Provision for possible loan losses	92,576	625,760	718,336
Charge-off	(34,724)	(531,187)	(565,911)
Recoveries	(23,588)	(1,028)	(24,616)

Ending balance	240,033	798,883	1,038,916

Period end allocated to:
Allowances individually evaluated for impairment	94,547	29,690	124,237
Allowances collectively evaluated for impairment	145,486	769,193	914,679

Ending balance	240,033	798,883	1,038,916

BANCO MACRO S.A. AND SUBSIDIARIES

Impaired loans individually evaluated for impairment for commercial portfolio amounts to 326,062 and 238,585 for the years ended December 31, 2014 and 2013. In addition, non impaired loans collectively evaluated for impairment for commercial portfolio amounts to 14,928,723 and 15,827,019, for the years ended December 31, 2014 and 2013.

Loans individually evaluated for impairment for consumer portfolio amounts to 195,386 and 154,279 for the years ended December 31, 2014 and 2013. In addition, loans collectively evaluated for impairment for consumer portfolio amounts to 29,828,062 and 24,388,915 for the years ended December 31, 2014 and 2013.

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

Had US GAAP been applied, the Bank’s assets would decrease by 22,078, 12,991 and 6,810 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would decrease by 9,087, 6,181 and 1,167 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table represents the amounts of non-accruals, segregated by class of loans, including the amount of TDR loans, as of December 31, 2014 and 2013, respectively:

	2014		2013
	Non-accruing loans	Non-accruing TDR loans	Non-accruing loans	Non-accruing TDR loans
Commercial
Overdrafts	19,957	—	49,060	—
Documents	25,803	—	19,481	—
Mortgage and pledge loans	118,677	10,549	51,920	12,356
Credit card	1,273	—	6,935	—
Other loans	147,347	8,064	60,504	9,371

Consumer
Overdrafts	26,431	—	20,235	—
Documents	7,482	2,482	7,024	1,881
Mortgage and pledge loans	25,302	4,992	19,198	4,311
Personal loans	335,887	50,496	263,373	45,665
Credit Card	69,318	—	56,925	—
Other loans	25,422	8,796	19,125	8,231

Total	802,899	85,379	573,780	81,815

BANCO MACRO S.A. AND SUBSIDIARIES

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2014 and 2013 were as follows:

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2014
Commercial
Overdrafts	32,858	1,714	21,561	56,133	2,898,090	2,954,223
Documents	1,235	17,260	92,824	111,319	3,082,169	3,193,488
Mortgage and pledge loans	86,925	13,467	104,502	204,894	2,214,535	2,419,429
Credit card	—	8	1,838	1,846	327,159	329,005
Other loans	144,669	9,128	88,865	242,662	6,115,978	6,358,640

Consumer
Overdrafts	15,505	3,660	24,929	44,094	514,675	558,769
Documents	1,335	870	7,706	9,911	1,355,907	1,365,818
Mortgage and pledge loans	12,009	3,530	14,185	29,724	1,939,725	1,969,449
Personal loans	51,674	26,332	81,110	159,116	8,693,221	8,852,337
Credit card	110,986	63,697	182,651	357,334	16,029,239	16,386,573
Other loans	12,204	8,668	16,359	37,231	853,271	890,502

Total	469,400	148,334	636,530	1,254,264	44,023,969	45,278,233

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2013
Commercial
Overdrafts	15,431	7,588	25,182	48,201	4,032,516	4,080,717
Documents	12,295	27,745	75,200	115,240	3,150,868	3,266,108
Mortgage and pledge loans	82,696	26,365	129,471	238,532	2,052,897	2,291,429
Credit card	162	112	6,935	7,209	295,004	302,213
Other loans	93,072	42,241	24,450	159,763	5,965,374	6,125,137

Consumer
Overdrafts	17,656	6,386	19,689	43,731	492,511	536,242
Documents	2,029	1,686	5,475	9,190	992,442	1,001,632
Mortgage and pledge loans	14,497	4,457	11,868	30,822	1,463,994	1,494,816
Personal loans	99,692	58,307	141,530	299,529	13,773,531	14,073,060
Credit card	43,943	16,675	62,309	122,927	6,418,652	6,541,579
Other loans	6,899	3,713	10,492	21,104	874,761	895,865

Total	388,372	195,275	512,601	1,096,248	39,512,550	40,608,798

BANCO MACRO S.A. AND SUBSIDIARIES

The following table shows the loans balances categorized by credit quality indicators for the years ended December 31, 2014 and 2013:

	2014
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	2,924,483	10,707	—	19,033	—	—
Documents	3,157,716	7,110	—	28,662	—	—
Mortgage and pledge	2,260,564	39,301	33,503	86,061	—	—
Credit Card	327,713	19	—	1,273	—	—
Others loans	6,197,000	9,415	52,581	99,644	—	—

Consumer
Overdraft	524,132	8,208	7,295	12,783	6,266	85
Documents	1,347,405	5,343	3,510	6,823	2,737	—
Mortgage and pledge	1,932,822	13,986	5,413	9,597	7,631	—
Personal loans	15,827,534	215,043	160,474	124,908	58,561	53
Credit Card	8,638,593	88,367	53,614	50,003	21,693	67
Others loans	844,063	20,991	9,239	11,519	4,690	—

Total	43,982,025	418,490	325,629	450,306	101,578	205

	2013
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	3,989,944	35,470	—	50,290	5,013	—
Documents	3,222,182	4,320	—	38,980	626	—
Mortgage and pledge	2,186,568	46,421	17,278	40,598	564	—
Credit Card	300,832	104	—	1,141	136	—
Others loans	6,030,140	15,720	5,373	72,191	1,713	—

Consumer
Overdraft	503,169	11,812	9,165	8,308	3,714	74
Documents	981,485	9,589	5,318	3,840	1,400	—
Mortgage and pledge	1,461,239	15,428	4,749	4,785	8,615	—
Personal loans	13,603,568	198,673	145,347	88,814	36,503	155
Credit Card	6,367,389	80,919	49,941	32,697	10,575	58
Others	866,490	10,958	9,270	4,923	4,224	—

Total	39,513,006	429,414	246,441	346,567	73,083	287

e)	Off balance sheet credit exposures

In the normal course of business, the Bank enters into transactions involving off balance sheet financial instruments to handle risk management and meet trading and financing needs of its customers and for the Bank’s own trading and assets and liabilities management purposes.

In determining whether to enter into transactions involving off balance sheet financial instruments, the Bank follows the credit policies it uses to grant loans.

The management of the Bank believes that the outstanding off balance sheet items do not represent an unusual credit risk.

BANCO MACRO S.A. AND SUBSIDIARIES

The Bank’s exposure to credit loss in the event of the counterparties’ failure to fulfill their commitments to extend credit or their obligations under guarantees granted and foreign trade acceptances is represented by the contractual notional amount of these instruments. See Note 35.12.

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

a)	Judgments due to court decisions related to foreign currency- denominated deposits

It includes differences due to court orders (amparos) and provisions made by the Bank in relation to the constitutional protection and court judgments resulting from court decisions mentioned in Note 2. to our consolidated financial statements.

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

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease net assets by 43,420, 69,017 and 59,968 as December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by 25,597 and 44,410 for the years ended December 31, 2014 and 2012, respectively, and would decrease by 9,049 for the year ended 2013.

b)	Software costs

Under Central Bank Rules, it includes software costs relating to preliminary, application development and post–implementation stages of software development. Central Bank rules permit the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal - Use Software”.

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 9,136, 12,175 and 17,544 as of December 31, 2014, 2013 and 2012, respectively. In addition income would increase by 3,039 and 5,369 for the years ended December 31, 2014 and 2013, respectively, and would decrease by 8,199 for the year ended December 31, 2012.

c)	Organizational costs

Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 “Start Up Costs” also effected in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 4,898, 2,586 and 1,681 as of December 31, 2014, 2013 and 2012, respectively. In addition income would decrease by 2,312, 905 and 331 for the years ended December 31, 2014, 2013 and 2012, respectively.

35.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

BANCO MACRO S.A. AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s liabilities would increase by 202,917, 152,275 and 151,376 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would decrease by 50,642, 899 and 32,563 for the years ended December 31, 2014, 2013 and 2012, respectively.

35.7.	Business Combinations

The Bank has effected several business combinations in the past few years. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to Banco del Tucumán S.A., which have not been legally merged into the Bank. The qualitative description of the adjustments related to business combinations were disclosed above, as the case may be. The details of these effects are described in this footnote.

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

Under US GAAP, FASB ASC 805 “Business Combination” required the acquisition of the controlling interest of Banco del Tucumán S.A. to be accounted for as a business combination applying the purchase method. The additional interest acquired was accounted for as a step acquisition applying the purchase method.

Consequently, Banco Macro S.A. has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 6,518, 8,515 and 10,510 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by 1,997, 1,995 and 2,687 for the years ended December 31, 2014, 2013 and 2012, respectively.

b)	Merger of Banco Privado de Inversiones S.A.

On December 23, 2013, the Board of Directors of the Central Bank authorized Banco Privado de Inversiones S.A. to merge with and into Banco Macro S.A. and on January 23, 2014, the CNV gave its approval.

In consequence, on December 27, 2013, Banco Macro S.A. carried out the legal merger of Banco Privado de Inversiones S.A. with and into the former.

As a result, Banco Macro S.A. issued 77,860 registered Class B shares to be delivered to the non controlling interest of former Banco Privado de Inversiones S.A. That non controlling interest belonged to subsidiaries of Banco Macro S.A. Therefore, it was a transaction between entities under common control.

Under Central Bank rules, the merger was accounted for based on the carryover value of assets and liabilities as of January 1, 2013 since the merger was retroactively recognized to that date.

BANCO MACRO S.A. AND SUBSIDIARIES

Under US GAAP, FASB ASC 805 requires this transaction to be accounted for as a transaction between entities under common control. Therefore, the transaction is recorded at carryover value of assets and liabilities and in consequence, no gain or loss shall be recognized in consolidated net income. In addition, the merger effects were recognized from December 27, 2013 (merger date).

The effects on the Bank’s net assets, to account under US GAAP had been resulted in a decrease by 11,767, 12,604 and 8,306 as of December 31, 2014, 2013 and 2012, respectively. In addition income would increase by 837 and 1,222 for the years ended December 31, 2014 and 2012, respectively, and would decrease by 4,298 for the year ended December 31, 2013.

c)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 19,461, 26,539 and 46,437 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would increase by 7,078, 19,898, and 12,660 for the years ended December 31, 2014, 2013 and 2012, respectively.

35.8.	Reporting on Comprehensive Income (loss)

FASB ASC 220 “Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Note 35.19. In the Bank’s case, comprehensive income is affected by cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

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

Pursuant to Central Bank rules, the Bank’s derivates are recorded as described in Notes 4.5.g) and 4.5.k). See Note 33.1.

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

BANCO MACRO S.A. AND SUBSIDIARIES

In the Bank’s case, as mentioned in Note 33.1.d), interest rate contracts are perform in the Mercado Abierto Electrónico (MAE), as well as private contracts. These derivatives are settled monthly (those perform in the MAE) or quarterly (private contracts).

In the Foreign Exchange contracts the Bank mainly operates as an intermediary between parties. The Bank performs these transactions in MAE, as well as private contracts. These derivatives are settled daily (those perform in MAE) or at maturity (private contracts).

The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value.

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2014		2013
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet location (1)	Fair value	Balance sheet location (1)	Fair value

Assets derivatives

Interest rate contracts	Other receivables from financial intermediation	—	Other receivables from financial intermediation	1,717

Foreign exchange contracts	Other receivables from financial intermediation	136,613	Other receivables from financial intermediation	—

Total assets derivatives		136,613		1,717

Liability derivatives

Foreign exchange contracts	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	27,867

Total liability derivatives		—		27,867

		As of December 31,
		2014	2013	2012
Derivatives not designated as hedging instruments under FASB ASC 815	Location of gain or (loss) recognized in income on derivatives (1)	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives
Interest rate contracts	Financial income- Other / (Financial expense-Other)	2,491	450	(83)

Foreign exchange contracts	Financial income- Other	143,459	100,442	14,547

Total		145,950	100,892	14,464

(1)	According to Central Bank rules.

BANCO MACRO S.A. AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s assets would increase by 1,717 as of December 31, 2013, and would decrease by 477 as of December 31, 2012. In addition income would decrease 1,717 and 10,004 for the years ended December 31, 2014 and 2012, respectively, and would increase by 2,194 for the year ended December 31, 2013.

35.11.	Foreign currency translation

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

Had US GAAP been applied, the Bank’s net income would decrease by 87,646, 69,536 and 27,427 for the years ended December 31, 2014, 2013 and 2012, respectively, and these resulting differences recognized as other comprehensive income.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The following table sets forth the computation of basic EPS:

	2014	2013	2012
Numerator:

Net income attributable to the controlling interest under US GAAP	3,547,509	2,461,159	1,537,835
Denominator:

Common stock outstanding for the fiscal year (1)	584,563,028	584,485,168	584,485,168

Weighted-average common shares outstanding for the year	584,537,430	584,485,168	584,485,168

Basic EPS attributable to controlling interest under US GAAP – stated in pesos	6.07	4.21	2.63

(1)	See Note 10.

During 2014, the Bank paid 596,254, in cash dividends. Dividend per share amounted to Ps.1.02. On April 23, 2015, the Regular and Special General Shareholder’s Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends for an amount of up 596,254. In addition see Note 16.

35.14.	Corporate Bonds

As mentioned in Note 11., on December 18, 2006, the Bank issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000.

In addition, on January 29, 2007 and on June 7, 2007, the Bank issued the 1st series of Class 2 nonsubordinated Corporate Bonds for a face value of USD 150,000,000 and the 1st series of Class 3 nonsubordinated Corporate Bonds (peso-linked Notes) for a face value of USD 100,000,000, fully paid on June 7, 2012, respectively.

In the issuance of these bonds, the Bank incurred direct incremental costs (mainly underwriting and legal fees).

Under Central Bank rules, the Bank has recognized as expenses these costs when they were incurred and the interest has accrued according to the contract terms of the bonds in the period in which it was generated.

Under US GAAP, the Bank recognizes direct incremental costs and interest based on the effective interest method over the life of the bond.

Had US GAAP been applied, the Bank’s assets would increase by 38,625, 5,373 and 10,848 as of December 31, 2014, 2013 and 2012, respectively. In addition income would increase by 33,252 and 14,490 for the years ended December 31, 2014 and 2012 respectively, and would decrease by 5,475 for the year ended December 31, 2013.

35.15.	Foreclosed assets

As mentioned in Note 26.2, the Bank has real foreclosed assets and buildings not affected by banking activities. Under Central Bank rules, these assets are carried at cost adjusted by depreciation over the life of the assets (see Note 4.5.j)).

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

BANCO MACRO S.A. AND SUBSIDIARIES

As of December 31, 2014 and 2013 the Bank has foreclosed assets amounted to 115,582 and 9,761, respectively.

Had US GAAP been applied, the Bank’s assets would increase by 12,845, 14,157 and 13,501 as of December 31, 2014, 2013 and 2012, respectively. In addition income would decrease by 1,312 for the year ended December 31, 2014, and would increase by 656 and 24 for the years ended December 31, 2013 and 2012, respectively.

35.16.	Capitalization of interest cost

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

Had US GAAP been applied, the Bank’s assets would increase by 37,763 and 9,415 as of December 31, 2014 and 2013, respectively. In addition, income would increase by 28,348 and 9,415 for the years ended December 31, 2014 and 2013, respectively.

35.17.	Noncontrolling Interest in Subsidiaries

Central Bank rules require to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 93,001, 69,502 and 51,355 as of December 2014, 2013 and 2012, respectively. In addition income would increase by 23,499, 18,147 and 13,771 for the years ended December 31, 2014, 2013 and 2012, respectively.

BANCO MACRO S.A. AND SUBSIDIARIES

35.18.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.	2014	2013	2012
Net income in accordance with Central Bank rules		3,479,531	2,443,564	1,493,618

Income taxes
Deferred taxes, net of allowances	35.1.a)	154,891	63,993	50,734
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a)	(42,036)	(11,369)	3,944
Government securities	35.2.b)	3	38,162	9,654
Instruments issued by Central Bank of Argentina	35.2.c)	7,242	105	765
Securities in financial trust and other	35.2.d)	(10,418)	(5,148)	8,065
Loan origination fees	35.3	20,555	(6,461)	(29,601)
Allowance for loan losses
Credit Card Loans	35.4.b)	(8,699)	(3,517)	(2,620)
Impaired Loans – Non Financial Private Sector and residents abroad	35.4.c)	933	(980)	7,862
Interest recognition – non accrual loans	35.4.d)	(9,087)	(6,181)	(1,167)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	35.5.a)	25,597	(9,049)	44,410
Software costs	35.5.b)	3,039	5,369	(8,199)
Organizational costs	35.5.c)	(2,312)	(905)	(331)
Vacation accrual	35.6	(50,642)	(899)	(32,563)
Business combination
Acquisition of Banco de Tucumán S.A.	35.7.a)	1,997	1,995	2,687
Merger of Banco Privado de Inversiones S.A.	35.7.b)	837	(4,298)	1,222
Other	35.7.c)	7,078	19,898	12,660
Derivative instruments	35.10	(1,717)	2,194	(10,004)
Foreign currency translation	35.11	(87,646)	(69,536)	(27,427)
Corporate bonds	35.14	33,252	(5,475)	14,490
Foreclosed assets	35.15	(1,312)	656	24
Capitalization of interest cost	35.16	28,348	9,415	—
Noncontrolling interest in subsidiaries	35.17	23,499	18,147	13,771

Net income in accordance with US GAAP		3,572,933	2,479,680	1,551,994

Less: Net income attributable to the noncontrolling interest		25,424	18,521	14,159

Net income attributable to the controlling interest in accordance with US GAAP		3,547,509	2,461,159	1,537,835

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	2014	2013	2012

Net income in accordance with US GAAP	3,572,933	2,479,680	1,551,994

Other comprehensive income, net of tax:	58,269	9,894	27,070

Total comprehensive income, net in accordance with US GAAP	3,631,202	2,489,574	1,579,064

Less: Comprehensive income attributable to noncontrolling interest	25,431	18,547	14,232

Comprehensive income attributable to controlling interest	3,605,771	2,471,027	1,564,832

Total earning per share attributable to controlling interest in accordance with US GAAP – stated in pesos	6.07	4.21	2.63

Weighted average number of shares outstanding (in thousands)	584,537	584,485	584,485

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2014	2013	2012

Shareholders’ equity in accordance with Central Bank rules		11,491,817	8,627,431	6,199,095

Income taxes
Deferred taxes, net of allowances	35.1.a)	366,107	242,591	183,925
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a)	(200,250)	(158,214)	(146,845)
Government securities	35.2.b)	(21,263)	(1,139)	6,613
Instruments issued by Central Bank of Argentina	35.2.c)	2,374	41	62
Securities in financial trust and others	35.2.d)	30,884	14,268	27,691
Loan origination fees	35.3	(91,290)	(111,845)	(105,384)
Allowance for loan losses
Credit Card Loans	35.4.b)	(25,664)	(16,965)	(13,448)
Impaired Loans – Non Financial Private Sector and residents abroad	35.4.c)	3,772	2,839	3,819
Interest recognition – non accrual loans	35.4.d)	(22,078)	(12,991)	(6,810)
Intangible assets
Judgments due to court decisions related to foreign currency – denominated deposits	35.5.a)	(43,420)	(69,017)	(59,968)
Software costs	35.5.b)	(9,136)	(12,175)	(17,544)
Organizational costs	35.5.c)	(4,898)	(2,586)	(1,681)
Vacation accrual	35.6	(202,917)	(152,275)	(151,376)
Business combination
Acquisition of Banco de Tucumán S.A.	35.7.a)	(6,518)	(8,515)	(10,510)
Merger of Banco Privado de Inversiones S.A.	35.7.b)	(11,767)	(12,604)	(8,306)
Other	35.7.c)	(19,461)	(26,539)	(46,437)
Derivative instruments	35.10	—	1,717	(477)
Corporate bonds	35.14	38,625	5,373	10,848
Foreclosed assets	35.15	12,845	14,157	13,501

BANCO MACRO S.A. AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2014	2013	2012

Capitalization of interest cost	35.16	37,763	9,415	—
Noncontrolling interests in subsidiaries	35.17	93,001	69,502	51,355

Banco Macro S.A. Shareholders’ equity in accordance with US GAAP (1)		11,418,526	8,402,469	5,928,123

Noncontrolling interests (2)		(95,479)	(70,055)	(51,534)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		11,323,047	8,332,414	5,876,589

(1)	Includes the effects of other comprehensive income.
(2)	Includes the amount mentioned in Note 35.17 and the effect of adjustments mentioned above.

35.19.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2014, 2013 and 2012 – net of related income tax effects:

	Foreign Currency Items (1)	Unrealized Gains/ (losses) on securities (2)	Accumulated Other Comprehensive Income / (Loss) (3)

Balances as of December 31, 2011.	18,395	21,512	39,907

Other comprehensive income before reclassification (4)	27,427	38,611	66,038

Amounts reclassified from accumulated other comprehensive income (5)	—	(24,392)	(24,392)

Tax effects	(9,599)	(4,977)	(14,576)

Balances as of December 31, 2012.	36,223	30,754	66,977

Other comprehensive income before reclassification (4)	69,536	16,034	85,570

Amounts reclassified from accumulated other comprehensive income (5)	—	(70,349)	(70,349)

Tax effects	(24,337)	19,010	(5,327)

Balances as of December 31, 2013.	81,422	(4,551)	76,871

Other comprehensive income before reclassification (4)	87,646	59,145	146,791

Amounts reclassified from accumulated other comprehensive income (5)	—	(57,147)	(57,147)

Tax effects	(30,675)	(700)	(31,375)

Balances as of December 31, 2014.	138,393	(3,253)	135,140

BANCO MACRO S.A. AND SUBSIDIARIES

(1)	See Note 35.11.
(2)	See Note 35.2.
(3)	Includes amounts attributable to the non controlling interest for 7, 26 and 73 for the years ended December 31, 2014, 2013 and 2012, respectively.
(4)	Includes the unrealized gains or losses that had been included in Other Comprehensive Income before they were realized.
(5)	Includes gains or losses that were realized and included in net income of the current period. Under US GAAP, those amounts would be included under “security gain, net” on the consolidated statement of income.

35.20.	Statement of Cash Flows

According to FASB ASC 230 “Statement of Cash Flow”, a statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents.

The statement of cash flows under Central Bank rules differs from the statement of cash flows under US GAAP (see additionally Note 4.5.q).

In accordance with Central Bank Communiqué “A” 4667, cash equivalents include all high liquidity investments with original maturities of three months or less.

Under US GAAP rules, in accordance with FASB ASC 230-10, certain securities did not meet the requirements to be classified as cash equivalents, and instead, are classified as available for sale.

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2014, 2013 and 2012, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (among other, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and exchange agreements (mentioned in Note 35.2.a)) with a book value of 814,477, 251,649 and 3,242,125, respectively.

The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2014	2013	2012
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	14,112,308	9,957,778	6,901,744
Fees and commissions received	4,652,186	3,400,939	2,626,865
Purchases and sales of trading securities	(3,077,897)	(405,442)	(722,714)
Other sources of cash	105,944	122,995	98,958

Less:
Interest paid	(6,507,313)	(3,902,576)	(2,902,328)
Fees and commissions paid	(1,174,403)	(889,886)	(668,688)
Cash paid to suppliers and employees	(5,091,123)	(3,748,636)	(2,947,585)
Increase in intangible assets	(206,865)	(166,195)	(115,600)
Decrease / (Increase) in other receivables from financial intermediation and other assets	173,783	(323,630)	2,227,530
Payment of income tax / minimum presumed income tax	(1,623,725)	(906,557)	(851,953)
Other	(405,499)	(57,327)	24,369

Net cash provided by operating activities	957,396	3,081,463	3,670,598

BANCO MACRO S.A. AND SUBSIDIARIES

	Year ended December 31,
	2014	2013	2012

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(34,007,787)	(5,227,892)	(5,538,912)
- Proceeds from sales and maturities of investment securities	29,750,123	5,551,102	5,351,108
Increase in loans and leases, net	(5,454,747)	(8,462,434)	(7,107,315)
Proceeds from sales of Bank premises and equipment	5,178	1,225	13,322
Purchases of Bank premises and equipment	(266,359)	(176,185)	(149,971)

Net cash used in investing activities	(9,973,592)	(8,314,184)	(7,431,768)

Cash provided by (used in) financing activities
Increase in deposits, net	10,503,539	7,194,012	7,078,490
Increase in long term borrowings	184,624	403,153	515,104
Decrease in long term borrowings	(657,368)	(489,411)	(706,851)
Increase in other short term liabilities, net	1,460,447	960,681	465,378
Cash dividends paid	(598,486)	(19)	(19)

Net cash provided by financing activities	10,892,756	8,068,416	7,352,102

Increase in cash and cash equivalents	1,876,560	2,835,696	3,590,932
Cash at the beginning of fiscal year (1)	12,599,074	9,763,378	6,172,446

Cash at the end of fiscal year (1)	14,475,634	12,599,074	9,763,378

(1)	Includes interest bearing deposits.

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2014	2013	2012

Net income for the fiscal year	3,479,531	2,443,564	1,493,618

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	269,799	202,987	232,974
Provision for loan losses, net of reversals	683,934	561,067	615,060
Net income from government and private securities	(4,662,378)	(334,885)	(644,404)
Foreign exchange differences	1,070,000	500,224	158,580
Equity gain of unconsolidated subsidiaries	(49,635)	(25,162)	(13,303)
Increase from intangible assets	(206,865)	(166,195)	(115,600)
Non-computable VAT credit	85,965	38,078	38,078
Increase in taxes payable	338,461	426,352	1,522
Decrease / (Increase) in other receivables from financial intermediation and other assets	173,783	(323,630)	2,227,530
Net (Increase) / Decrease in interest receivable and payable and other accrued income and expenses	(69,635)	(193,007)	15,478
Non controlling interest in subsidiaries	23,492	13,790	13,790
Net Decrease in other sources of cash	(179,056)	(61,720)	(352,725)

Net cash provided by operating activities	957,396	3,081,463	3,670,598

BANCO MACRO S.A. AND SUBSIDIARIES

35.21.	Forward transactions pending settlement

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

Under US GAAP, forward contracts are governed by FASB ASC 815, “Derivatives and Hedging”. This standard requires that such derivatives be accounted for at fair value. The instruments outstanding at each balance sheet are short term and recorded at their fair value.

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 230,445 as of December 2013.

35.22.	Fair value Measurement Disclosures

FASB ASC 820 “Fair Value Measurement” defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2012, the Bank adopted new accounting guidance under FASB ASC 820 that requires additional disclosures including, among other things, (1) the amounts and reasons for certain significant transfers among, (2) information about transfers between Level 1 and Level 2 of the fair value hierarchy, (3) information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs and (4) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. The following information incorporates these new disclosure requirements.

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

As of December 31, 2014, 2013 and 2012, the Bank has no assets measured at fair value on a nonrecurring basis.

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

The Bank has categorized within Level 3, those assets and liabilities that do not have similar or identical assets traded in the market. In order to measure these instruments at fair value, we used the “income approach”, estimating the fair values based on their own assumptions, which were developed based on similar assumptions to those used by who would use any market participant. For this approach, we used discounted cash flow methodology.

The Bank has not changed the methods and assumptions used to estimate the fair value of financial instruments at the closing date of these consolidated financial statements.

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

BANCO MACRO S.A. AND SUBSIDIARIES

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013 are as follows:

	December 31, 2014
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	3,241,222	3,241,213	9		—
- Equity securities	776,655	763,610	13,045		—

Available for sale
- Government securities	425,494	36,748	388,746		—
- Instruments issued by Central Bank	5,673,716	3,788,518	1,885,198	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	88,067	88,067	—		—

Available for sale
- Unlisted Corporate Bonds	484,898	6,460	478,438		—
- Securities in financial trusts	142,243	—	—		142,243

Forward transactions pending settlement	50,360	24,952	25,408		—

Other receivables in securities	775	775	—		—
Derivative instruments	136,613	136,613	—		—

Total Asset	11,020,043	8,086,956	2,790,844		142,243

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	59,132	58,986	146		—

Total liabilities	59,132	58,986	146		—

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO S.A. AND SUBSIDIARIES

	December 31, 2013
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	1,408,094	1,408,094	—		—
- Equity securities	3	3	—		—

Available for sale
- Government securities	467,849	211,969	255,880		—
- Instruments issued by Central Bank	48,668	12,980	35,688	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	41,101	41,101	—		—

Available for sale
- Unlisted Corporate Bonds	274,861	4,618	270,243
- Securities in financial trusts	209,169	—	—		209,169

Forward transactions pending settlement	45,793	45,184	609		—

Other receivables in securities	1,161	1,161	—		—

Derivative instruments	1,717	—	—		1,717

Total Asset	2,498,416	1,725,110	562,420		210,886

LIABILITIES
Other liabilities from financial intermediation
Forward transactions pending settlement	185,019	184,979	40		—

Derivative instruments	27,867	27,867	—		—

Total liabilities	212,886	212,846	40		—

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO S.A. AND SUBSIDIARIES

The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

	Fair value measurements using significant unobservable inputs (Level 3) December 31, 2014
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	1,717	209,169	210,886
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	—	(6,219)	(6,219)
- Included in other comprehensive income	—	(9,442)	(9,442)
Purchases, issuances, sales, and settlements
- Purchases	—	8,468	8,468
- Issuances	—	—	—
- Sales	—	—	—
- Settlements	(1,717)	(59,733)	(61,450)

Ending balance	—	142,243	142,243

	Fair value measurements using significant unobservable inputs (Level 3) December 31, 2013
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	(477)	221,189	220,712
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	2,134	33,764	35,898
- Included in other comprehensive income	—	(18,695)	(18,695)
Purchases, issuances, sales, and settlements
- Purchases	—	49,734	49,734
- Issuances	—	—	—
- Sales	—	—	—
- Settlements	60	(76,823)	(76,763)

Ending balance	1,717	209,169	210,886

BANCO MACRO S.A. AND SUBSIDIARIES

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

	December 31, 2014
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Securities in financial trusts	142,243	Income Approach (discounted cash flow)	Discount rate	29% - 50% (36%)

	December 31, 2013
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Derivatives	1,717	Income Approach (discounted cash flow)	Discount rate	15% - 21% (20%)

Securities in financial trusts	209,169	Income Approach (discounted cash flow)	Discount rate	20% - 25% (24%)

The decision to classify an instrument within Level 3 is based on the significance of the unobservable inputs to the overall fair value measurement Level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated with external sources) in addition to the unobservable components.

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

As of December 31, 2014 and 2013, the Bank has not made significant transfers in and out of Level 1, Level 2, and Level 3.

Fair Value Option

FASB ASC 825 “Financial Instruments” allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2014, 2013 and 2012, the Bank did not elect to apply the fair value option.

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

BANCO MACRO S.A. AND SUBSIDIARIES

The following methods and assumptions were used to estimate the fair value for financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section:

•	Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2014 and 2013. Loans and assets subject to financial leases are not normally purchased and sold by the Bank, and there are no active trading markets for most of this portfolio. Accordingly, the Banks estimates are categorized in Level 3 of the Fair Value Hierarchy.

•	Deposits: the Bank’s deposits as of December 31, 2014 and 2013, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end observable market interest rates for similar deposits. In consequence, Demand Deposits are categorized in Level 1 and Time Deposits are categorized in Level 2 of the Fair Value Hierarchy.

•	Other liabilities from financial intermediation (except Nonsubordinated corporate bonds) and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet. Other liabilities from financial intermediation and Other liabilities are categorized in Level 2 of the Fair Value Hierarchy.

•	Subordinated and Nonsubordinated corporate bonds: as of December 31, 2014 and 2013, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration. These instruments are categorized in Level 2 of the Fair Value Hierarchy.

•	Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

BANCO MACRO S.A. AND SUBSIDIARIES

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2014 and 2013:

	As of December 31,
	2014					2013
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	15,434,202	15,434,202	—	—	15,434,202	12,860,529	12,860,529

Government and private securities	10,312,498	7,980,058	2,313,551	—	10,293,609	2,441,316	2,440,217

Loans	43,740,295	—	—	41,576,530	41,576,530	39,022,355	37,508,728

Other receivables from financial intermediation	2,349,108	52,848	2,136,227	148,119	2,337,194	2,680,249	2,686,959

Receivables to financial leases	384,411	—	—	306,914	306,914	385,860	361,736

Other receivables	605,414	605,353	—	—	605,353	435,343	435,533

	72,825,928	24,072,461	4,449,778	42,031,563	70,553,802	57,825,652	56,293,702

FINANCIAL LIABILITIES

Deposits	54,716,554	28,395,021	26,326,009	—	54,721,030	43,427,018	43,429,145

Other liabilities from financial intermediation	5,356,712	—	5,471,773	—	5,471,773	4,697,731	4,798,931

Other Liabilities	1,871,344	—	1,871,344	—	1,871,344	1,325,701	1,325,701

Subordinated Corporate Bonds	1,287,317	—	1,396,883	—	1,396,883	981,142	1,290,998

	63,231,927	28,395,021	35,066,009	—	63,461,030	50,431,592	50,844,775

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

Further, because of the characteristics of all nonfinancial instruments, there were no disclosures required regarding such assets. Therefore, the fair value amounts shown in the schedule do not, by themselves, represent the underlying value of the Bank as a whole.

35.23.	Joint venture

As mentioned in Note 3.5., the Bank participates in certain joint ventures. Under Central Bank rules these interests are consolidated through the proportional consolidation method.

Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had US GAAP been applied as of December 31, 2014 and 2013, “Other assets” would have increased by 19,663 and 12,688, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2014 and 2013, income from equity in other companies would have increased by 35,674 and 24,513, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

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

Had US GAAP been applied, the Bank’s assets and liabilities would decrease by approximately 435,658 and 259,183 as of December 31, 2014 and 2013, respectively.

35.25.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 365,420 and 260,182 as of December 31, 2014 and 2013, respectively.

35.26.	Repurchase agreements

The Bank entered into Repo and Reverse Repo agreements of financial instruments as disclose in Note 25.

In accordance with Central Bank Rules, the Bank derecognizes the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Bank records a liability related to the cash received in the transaction. As mentioned in Notes 4.5.g.1) and g.2), the asset related to securities to be repurchased is measured as the same criteria as the transferred securities.

Similar treatment applies to reverse repo agreements.

Under US GAAP, FASB ASC 860 “Transfers and Servicing”, these transactions have not qualified as sales and therefore these transactions are recorded as secured financings.

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 176,520 and 678,552 as of December 31, 2014 and 2013, respectively.

In addition, the measurement adjustments of those securities are included in Note 35.2.

35.27.	Variable Interest Entities (VIE) and other trusts

As mentioned in Note 14., Banco Macro S.A. is involved in several trust agreements.

Under Central Bank Rules, the Bank is not required to consolidate these trusts (see Note 4.5.g.3).

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

As of December of 31, 2014 and 2013, under FASB ASC 810, TATSA Trust was considered a variable interest entity. In accordance with FASB ASC 810, the Bank was deemed to be the primary beneficiary of this trust and, therefore, the Bank included them in its consolidated financial statements. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation.

As of December 31, 2013, under FASB ASC 810, Tucumán Personal I Trust it was not considered a VIE. The Bank maintained the control of the Trust and, in accordance with ASC 810 (under Control Based on Voting Interest model), was required to consolidate it. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation. On July 25, 2014, all remaining securities issued by the Trust were cancelled as consequence of the final liquidation.

As of December 31, 2014 and 2013, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes. As mentioned in Note 14., under Central Bank rules, those amounts were recorded principally under “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations

	As of December 31,
	2014	2013
Cash (a)	231	326
Other assets	4,069	13,696
Total Assets	4,300	14,022
Other liabilities	71	58
Total Liabilities (b)	71	58

Net Assets	4,229	13,964

(a)	Includes intercompany deposits eliminated in the consolidation process amounted to 231 and 326 as of December 31, 2014 and 2013, respectively.
(b)	Creditors (or beneficial interest holders) of these liabilities do not have recourse against the general credit of the primary beneficiary.

The involvements in variable interest entities do not have a material impact on the primary beneficiary’s financial position, financial performance and cash flows.

As a result of consolidating the trusts mentioned in this Note, total assets and liabilities would decrease by 160 as of December 31, 2014 and would increase by 9,816 as of December 31, 2013.

In addition, the others trusts mentioned in Note 14.1 were not considered VIE and were classified as investment securities available for sale under FASB ASC 320. See Note 35.2.d).

BANCO MACRO S.A. AND SUBSIDIARIES

35.28.	Accounting pronouncements (US GAAP)

a)	Receivables – Trouble Debt Restructuring by Creditors – ASU 2014-04: Reclassification of Residential Real Estate Collateralized Consumer Mortgage loans upon Foreclosure.

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

b)	Revenue from Contract with Customers – ASU 2014-09 (Topic 606).

In May 2014, FASB issued ASU 09 “Revenue from Contract with Customers”. The core principal of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgments and make more estimates. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The bank does not expect significant changes because the major sources of revenues are from financial instruments that have been excluded from the scope of the new guidance.

c)	Transfers and Servicing – ASU 2014-11 (Topic 860): Repurchase-to-Maturity Transaction, Repurchase Financings, and Disclosures.

In June 2014, FASB issued ASU 11 “Transfers and Servicing”. The amendments in this Update require two accounting changes. First, the amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangement, the amendments require separate accounting for transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also require two new disclosures. The first disclosure requires an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreement. The second disclosure provides increased transparency about the types of collateral pledge in repurchase agreement and similar transactions accounted for as secured borrowings.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The Bank does not expect significant impact from the adoption of this statement.

BANCO MACRO S.A. AND SUBSIDIARIES

d)	Presentation of Financial Statements – Going Concern – ASU 2014-15 (Topic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.

In August 2014, FASB issued ASU 15 “Presentation on Financial Statements – Going Concern”. According with this ASU, management is required to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued and, if so, disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable and also is required to evaluate and disclose whether its plans alleviate that doubt.

Amendments in this Update are effective for annual periods ending after 15 December, 2016 and interim periods within annual periods beginning after 15, December 2016. The Bank does not expect significant impact from the adoption of this statement.

e)	Derivates and Hedging – ASU 2014-16 (Topic 815), Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force).

In November 2014, FASB issued ASU 16 “Derivates and Hedging”. According with this ASU, all entities are required to use what is called the “whole instrument approach” to determine the nature of a host contract in a hybrid financial instrument issued in the form of a share. This ASU requires issuers and investors to consider all of a hybrid instrument’s stated and implied substantive terms and features, including any embedded derivative features being evaluated for bifurcation and eliminates the “chameleon approach,” under which all embedded features except the feature being analyzed are considered.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Bank does not expect significant impact from the adoption of this statement.

f)	Business Combination – ASU 2014-17 (Topic 805), Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force).

In November 2014, FASB issued ASU 17 “Business Combination”. The amendments in this Update allow to all acquired entities to have the option to apply pushdown accounting (i.e., reflect the acquirer’s basis of accounting for the acquired entity’s assets and liabilities) when an acquirer obtains control of them. An acquired entity can elect to apply pushdown accounting upon each event in which an acquirer obtains control of it and also allows any subsidiary of an acquired entity to apply pushdown accounting to its separate financial statements, regardless of whether the acquired entity elects to apply pushdown accounting.

Amendments in this Update are effective immediately. The Bank does not expect significant impact from the adoption of this statement

g)	Income Statement – ASU 2015-01 (Topic 225-20), Extraordinary and Unusual Items.

In January 2015, FASB issued ASU 01 “Income Statement – Extraordinary and Unusual Items”. The amendments in this Update eliminate the concept of extraordinary item.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Bank does not expect significant impact from the adoption of this statement.

BANCO MACRO S.A. AND SUBSIDIARIES

h)	Consolidation – ASU 2015-02 (Topic 810), Amendments to the Consolidation Analysis.

In February 2015, FASB issued ASU 02 “Consolidation – Amendments to the Consolidation Analysis”. This new ASU affects the consolidation evaluation for reporting organizations. The main provisions are: (i) eliminates the presumption that a general partner should consolidate a limited partnership and eliminates the consolidation model specific to limited partnership; (ii) clarifies when fees paid to a decision maker should be a factor to include in the consolidation of variable interest entities (VIEs); (iii) amends the guidance for assessing how relationships of related parties affect the consolidation analysis of VIEs; (iv) reduces the number of VIE consolidation models from two to one by eliminating the indefinite deferral for certain investment funds and; (v) scopes certain money market funds out of the consolidation guidance.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Bank does not expect significant impact from the adoption of this statement.

i)	Interest – ASU 2015-03 (Topic 835-30), Imputation of Interest, Simplifying the Presentation of Debt Issuance Cost.

In April 2015, FASB issued ASU 03 “Interest – Imputation of Interest”. The amendments in this Update require that debt issuance cost related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Bank does not expect significant impact from the adoption of this statement.

j)	Intangibles – ASU 2015-05 (Subtopic 350-40), Goodwill and Other, Internal-Use of Software, Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.

In April 2015, FASB issued ASU N° 05 “Goodwill and Other, Internal-Use of Software”. The amendments in this Update provide guidance to customer about whether a cloud computing arrangement includes a software license. If the arrangement includes a software license, then the customer should account for the license element of the arrangement consistent with the acquisition of other software licenses, but if the arrangement does not include a software license, the customer should account for the arrangement as a service contract.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Bank does not expect significant impact from the adoption of this statement.