Form 20-F
period 2015-12-31
Macro Bank Inc.
filed 2016-04-28
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” refer to the federal government of Argentina, the term “Argentine Congress” refer to Argentine National Congress, the legislative branch of the government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “MERVAL” refers to the Mercado de Valores de Buenos Aires, or the Buenos Aires Stock Market, the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Commerce and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency.

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

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Assets and liabilities indexed by CER were adjusted according to the Autonomous City of Buenos Aires Urban Consumer Price Index (Indice de Precios al Consumidor de la Ciudad Autónoma de Buenos Aires, the “IPCBA”) for the months of December 2015 and January 2016, that replaced the prior measurement. Pursuant to Resolution 100/2016, from the Ministry of Economy and Finance, as of February 2016 and up to April 25, 2016, the San Luis Urban Consumer Price Index (Índice de Precios al Consumidor de la Provincia de San Luís) will be used to adjust the CER.

Presentation of certain financial and other information

We maintain our financial books and records in Pesos and prepare and publish our consolidated financial statements in Argentina in conformity with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. Under Central Bank Rules, our consolidated financial statements were adjusted to account for the effects of wholesale-price inflation in Argentina for the periods through February 28, 2003. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our consolidated financial statements under Central Bank Rules. In reviewing our financial statements, investors should consider that, in recent years, there have been significant changes in the prevailing prices of certain inputs and economic indicators, such as salary cost, interest and exchange rates, however, local regulations have not required the application of inflation adjustments to our consolidated financial statements.

Our consolidated financial statements consolidate the financial statements of the following companies:

•	Banco del Tucumán S.A. (“Banco del Tucumán”)

•	Macro Bank Limited (an entity organized under the laws of Bahamas)

•	Macro Securities S.A.

•	Macro Fiducia S.A.

•	Macro Fondos S.G.F.C.I. S.A.

Our audited consolidated financial statements as of and for the three years ended December 31, 2015 included in this annual report have been reconciled to U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2015 for a reconciliation of our consolidated financial statements to U.S. GAAP. See also Item 5.A “Operating and Financial Review and Prospects” for a reconciliation of Central Bank Rules to U.S. GAAP.

Due to the modification of certain disclosure methods for certain items on the consolidated balance sheets and the consolidated statements of income, which did not affect the shareholders’ equity of the Bank, the consolidated financial statements as of December 31, 2012 were modified for the sole purpose of comparability with the consolidated financial statements as of December 31, 2013, 2014 and 2015.

Our financial information in conformity with Central Bank Rules is sent on a monthly basis to the Central Bank and is published on its website www.bcra.gob.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the CNV, the MERVAL and the MAE.

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	effects of the global financial markets and economic crisis;

•	deterioration in regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	governmental intervention and regulation (including banking and tax regulations);

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customers loss and revenue losses;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies; and

•	the risk factors discussed under Item 3.D “Risk factors’’.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

We have derived our selected consolidated financial data as of and for the three years ended December 31, 2015 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated financial data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements not included in this annual report. Such financial information has been restated mainly due to the modification of certain disclosure methods for certain accounts and items on the consolidated balance sheets and consolidated statements of income, which did not affect the shareholders’ equity of the Bank. Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2015, as reported by the Central Bank was Ps.13.0050 to US$1.00. See Item 10. “Additional Information-Exchange-Controls” for additional information regarding Peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2011 (1)	2012(1)	2013	2014	2015
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Selected Consolidated Income Statement
Central Bank Rules:
Financial income	4,698,648	6,904,370	9,753,531	14,682,649	20,109,123
Financial expense	(1,718,721)	(2,827,590)	(4,021,540)	(6,582,561)	(8,842,655)
Gross intermediation margin	2,979,927	4,076,780	5,731,991	8,100,088	11,266,468
Provision for loan losses	(273,224)	(600,424)	(540,032)	(664,882)	(877,134)
Service charge income	1,969,173	2,644,731	3,426,324	4,655,788	6,115,362
Service charge expense	(427,954)	(685,392)	(917,807)	(1,215,759)	(1,714,833)
Administrative expenses	(2,488,577)	(3,115,385)	(4,015,356)	(5,498,879)	(7,225,908)
Other income	190,560	196,662	253,214	351,203	409,172
Other expense	(105,839)	(156,089)	(143,688)	(262,350)	(443,684)
Minority Interest in subsidiaries	(10,111)	(13,790)	(18,173)	(23,492)	(35,359)
Income Tax	(657,858)	(853,475)	(1,332,909)	(1,962,186)	(2,485,663)
Net income	1,176,097	1,493,618	2,443,564	3,479,531	5,008,421
Net income per share (2)	1.98	2.56	4.18	5.95	8.57
Dividends per share approved by the shareholders’ meeting	0.00	0.00	1.02	1.02	1.10
Dividends per share in US$ approved by the shareholders’ meeting	0.00	0.00	0.16	0.12	0.08
Dividends per share approved by the Central Bank	0.00	0.00	1.02	0.39	(3)
Dividends per share in US$ approved by the Central Bank	0.00	0.00	0.16	0.05	(3)
Number of outstanding shares (in thousands)	584,485	584,485	584,485	584,563	584,563

U.S. GAAP: (4)
Net income before extraordinary items	1,198,411	1,551,994	2,479,680	3,572,933	4,947,144
Extraordinary Gain
Less: Net income attributable to the non-controlling interest	(8,380)	(14,159)	(18,521)	(25,424)	(37,299)
Net income attributable to the controlling interest	1,190,031	1,537,835	2,461,159	3,547,509	4,909,845
Net income per share before extraordinary item(s)	2.02	2.66	4.24	6.11	8.46
Net income per share attributable to the controlling interest (5)	2.01	2.63	4.21	6.07	8.40
Weighted average number of outstanding shares (in thousands)	593,220	584,485	584,485	584,537	584,563

(1)	Due to the modification of certain disclosure methods used for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(3)	For the fiscal year ended December 31, 2015 dividends are pending approval from the Central Bank as of the date of this annual report.
(4)	See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2015 for a summary of significant differences between Central Bank Rules and U.S. GAAP.
(5)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
	2011 (1)	2012 (1)	2013	2014	2015
	(in thousands of Pesos)
Selected Consolidated Balance Sheet
Central Bank Rules:

Assets

Cash and due from banks and correspondents	6,172,446	10,047,048	12,860,529	15,434,202	19,402,821
Government and private securities	4,396,862	2,343,078	2,441,316	10,312,498	15,391,372
Loans:
to the non-financial government sector	336,189	586,557	640,158	604,417	748,067
to the financial sector	343,282	299,250	364,897	213,867	227,390
to the non-financial private sector and foreign residents	24,238,011	31,203,946	39,023,795	44,108,055	62,852,922
Allowances for loan losses	(599,224)	(887,156)	(1,006,495)	(1,186,044)	(1,495,964)
Other assets	6,291,633	4,301,342	4,970,834	5,508,639	7,825,351
Total assets	41,179,199	47,894,065	59,295,034	74,995,634	104,951,959
Average assets	34,839,066	44,792,602	53,268,656	67,852,744	86,493,207
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	5,836,211	8,318,383	6,580,041	8,570,055	9,588,378
from the financial sector	17,731	24,222	26,874	38,683	40,145
from the non-financial private sector and foreign residents	23,313,136	27,846,067	36,820,103	46,107,816	66,893,075
Other liabilities from financial intermediation and other liabilities	6,487,435	4,575,660	6,023,432	7,228,056	10,187,824
Provisions	112,816	131,683	159,381	171,923	259,493
Subordinated corporate bonds	647,753	740,192	981,142	1,287,317	1,957,618
Items pending allocation	6,981	7,408	7,128	6,966	21,039
Minority interest in subsidiaries	37,584	51,355	69,502	93,001	128,305
Total liabilities	36,459,647	41,694,970	50,667,603	63,503,817	89,075,877
Shareholders’ equity	4,719,552	6,199,095	8,627,431	11,491,817	15,876,082
Average shareholders’ equity	4,400,739	5,510,363	7,344,336	10,425,703	13,477,595
U.S. GAAP: (2)
Shareholders’ equity attributable to the controlling interest	4,325,759	5,876,589	8,332,414	11,323,047	15,740,455
Non-controlling interests	37,375	51,534	70,055	95,479	132,778
Shareholders’ equity	4,363,134	5,928,123	8,402,469	11,418,526	15,873,233

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2015 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
Selected consolidated ratios:	2011		2012		2013		2014		2015
Profitability and performance
Net interest margin (%) (1)	10.93		12.07		13.70		15.74		17.90
Fee income ratio (%) (2)	39.79		39.35		37.41		36.50		35.18
Efficiency ratio (%) (3)	50.28		46.35		43.84		43.11		41.57
Ratio of earnings to fixed charges (excluding interest on deposits) (4)	14.37	x	17.63	x	20.70	x	25.04	x	31.40	x
Ratio of earnings to fixed charges (including interest on deposits) (5)	2.32	x	2.00	x	2.14	x	2.01	x	2.07	x

Fee income as a percentage of administrative expense (%)	79.13		84.89		85.33		84.67		84.63
Return on average equity (%)	26.72		27.11		33.27		33.37		37.16
Return on average assets (%)	3.38		3.33		4.59		5.13		5.79
Liquidity
Loans as a percentage of total deposits (%)	85.43		88.67		92.17		82.11		83.41
Liquid assets as a percentage of total deposits (%) (6)	34.74		31.75		33.34		40.57		38.43
Capital
Total equity as a percentage of total assets (%)	11.46		12.94		14.55		15.32		15.13

Regulatory capital as a percentage of risk-weighted assets (%)	18.26		19.01		25.29		24.02		20.79
Asset Quality

Non-performing loans as a percentage of total loans (%) (7)	1.51		1.78		1.66		1.95		1.55
Allowances for loan losses as a percentage of total loans	2.40		2.76		2.51		2.64		2.34

Allowances for loan losses as a percentage of non-performing loans (%) (7)	159.16		155.39		151.67		135.29		151.48

Differences due to court orders (Amparos) as a percentage of equity (%)	1.08		0.00		0.00		0.00		0.00

Operations
Number of branches	414		428		430		434		439
Number of employees (8)	8,452		8,500		8,613		8,693		8,727

(1)	Net interest income divided by average interest earning assets.
(2)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(3)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(4)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(5)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.
(6)	Liquid assets include cash, cash collateral, reverse repos, LEBACs and NOBACs and interfinancing loans.
(7)	Non-performing loans include all loans to borrowers classified as “3- troubled/medium risk,” “4-with high risk of insolvency/high risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank’s Rules” under the Central Bank loan classification system.
(8)	Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included, the number of employees of the Bank would have been 8,459, 8,534, 8,708, 8,728 and 8,765 for 2011, 2012, 2013, 2014 and 2015 respectively. We do not account for such workers as employees, as the Bank does not remunerate them for their services, which are paid directly by the Argentine province where they work.

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

Risks relating to Argentina

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced several significant economic and policy reforms, including:

•	INDEC reforms. The Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC, the national statistics agency. It is expected that the INDEC will implement certain methodology reforms and adjust certain macroeconomic statistics on the basis of these reforms. Despite these expected reforms, there is uncertainty as to whether official data will be sufficiently reliable and within what time period such data will be revised, and what effect these reforms will have on the Argentine economy. In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuance of the methodology used by the former administration and declared a state of administrative emergency, suspending the publication of all indices until the INDEC is able to calculate such indices based on accurate official data. In the meantime, during this period the INDEC is continuing to publish the inflation rate based on data provided by the province of San Luis and the city of Buenos Aires.

•	Foreign exchange reforms. In addition, the Macri administration announced certain reforms to the foreign exchange market that are expected to provide greater flexibility and easier access to the foreign exchange market. The principal measures adopted as of the date hereof include (i) the elimination of the requirement to register foreign exchange transactions in the AFIP’s Exchange Transactions Consultation Program, (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the single and free floating foreign exchange market (the “MULC” as per the initials in Spanish) , (iii) the reestablishment of the US$2.0 million monthly limit per resident on the creation of offshore assets, (iv) a decrease to 0% (from 30%) of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, (v) the reduction of the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina, from 365 calendar days to 120 calendar days from the date of transfer and (vi) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. In addition, on December 17, 2015, because certain restrictions were lifted, the Peso devalued against the U.S. dollar and, therefore, no assurance can be given that new restrictions on the foreign exchange market may arise. See “—Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy” and “Exchange Controls.”

•	Foreign trade reforms. The Argentine government eliminated export duties on wheat, corn, beef, and regional products, and reduced the duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services to be performed abroad, no quantitative limitations remain in effect.

•	Infrastructure state of emergency and reforms. The Argentine government has also declared a state of emergency with respect to the national electricity system, which will remain effective until December 31, 2017. The state of emergency will allow the Argentine government to take certain actions designed to guarantee the supply of electricity. The state of emergency will allow the Government to take actions designed to guarantee the supply of electricity to the country, such as instructing the Ministry of Energy to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, through Resolution No. 6/2016 of the Ministerio de Energía y Minería de la Nación (National Ministry of Energy and Mining) and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), the Macri administration announced the elimination of certain energy subsidies currently in effect and a substantial increase in electricity rates. In addition, through Resolution No. 31/2016 of the Ministerio de Energía y Minería de la Nación (National Ministry of Energy and Mining), the Macri administration announced the elimination of certain subsidies to natural gas and adjustments to natural gas rates.

•	Financial policy: Soon after taking office the Macri administration sought to settle the outstanding claims with holdout creditors. On April 22, 2016 the new Argentine administration issued bonds in an aggregate amount of US$16.5 billion, which proceeds were partially used to pay holdouts with whom there was an agreement.

As of the date hereof, the impact that these measures and any future measures taken by the new administration will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. In addition, there is uncertainty as to which measures announced during the presidential campaign of the Macri administration will be taken and when. We cannot predict how the Macri administration will address certain other political and economic issues that were central during the presidential election campaign, such as the financing of public expenditures, public service subsidies and tax reforms, or the impact that any measures related to these issues that are implemented by the Macri administration will have on the Argentine economy as a whole. In addition, political parties opposed to the Macri administration retained a majority of the seats in the Argentine Congress in the recent elections, which will require the Macri administration to seek political support from the opposition for its economic proposals and creates further uncertainty as to the ability of the Macri administration to obtain approval of any measure which it seeks to implement. Political uncertainty in Argentina relating to the measures to be taken by the Macri administration could lead to volatility in the market prices of securities of Argentine companies, including in particular companies in the financial sector, such as ours, given the high degree of regulatory oversight and involvement in this sector.

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

Following changes in the methodology used in calculating GDP, INDEC reported that Argentina´s GDP´s growth rate for 2013 was 3%, and 0.5% for 2014. On March 30, 2016, INDEC published preliminary GDP information for 2015, according to which GDP grew by 2.1% in 2015.

The inflation rate in December 2015 was 6.5% based on data provided by the province of San Luis and 3.9% based on data provided by the City of Buenos Aires.

A less favorable international economic environment, a lack of stability, competitiveness of the Peso against other foreign currencies, the low level of confidence among consumers and foreign and domestic investors, a higher inflation rate and future political uncertainties, among other factors, may affect the development of the Argentine economy and cause volatility in the local capital markets.

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

Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. The global financial crisis that commenced in the last quarter of 2008, and from which many economies have not yet fully recovered, negatively affected the economies of several countries around the world, including Argentina and certain of its trading partners. In late 2011, the global financial system experienced unprecedented volatility and disruption. The resulting financial turmoil caused greater restrictions on access to credit, low liquidity, extreme volatility in foreign exchange markets and securities, and capital flight from emerging markets, including Argentina. In this context, and for the first time in history, on August 5, 2011, Standard & Poor’s Financial Services downgraded the debt instruments issued by the United States from “AAA” to “AA+”. The year 2015 presented a similarly challenging global macroeconomic environment which included foreign exchange volatility and lower prices of commodities.

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

Economic conditions in South America have recently been adversely impacted by falling commodity prices and political uncertainty. More specifically, the current devaluation of the Brazilian currency and the slowdown of its economy may negatively affect the Argentine economy, and in turn, our business and results of operations.

Global economic slowdowns and uncertainty have led to declines in exports in 2015 of 23% with Mercosur (including Brazil), 22% with NAFTA (USA and Canada), 19% with the European Union and 9% with Chile, each as compared to 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

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

On appeal, the U.S. Court of Appeals for the Second Circuit ordered Argentina to submit a payment plan proposal for the holdout creditors, which Argentina did on March 29, 2013. On August 23, 2013, the U.S. Court of Appeals for the Second Circuit rejected Argentina’s payment proposal and affirmed the District Court’s November 21, 2012 injunctions.

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

After the pari passu injunction became effective, litigation continued regarding Argentina’s efforts to make payments to exchange bondholders. These payments have been made, however, the chain of payments has been interrupted as a consequence of judicial orders, and various exchange bondholders have sought release of such funds through litigation before the District Court and in various jurisdictions. As of the date hereof, litigation initiated by the litigating bondholders seeking payments from Argentina continues in the U.S. and in courts in other jurisdictions.

The Macri administration engaged in negotiations with holders of defaulted bonds in December 2015. In February 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions.

On March 2, 2016 the District Court ordered that the pari passu injunctions, be automatically lifted upon fulfillment of two conditions: (i) Argentina repealing all legislative obstacles to settlement with holdout bondholders, including certain lock laws (Law No. 26,017, Law No. 26,547 and Law No. 26,886) and the Sovereign Payment Law (Law No. 26,984) (which have already been repealed); and (ii) Argentina making full payment with respect to agreements in principle entered into between plaintiffs and Argentina on or before February 29, 2016 in accordance with the specific terms of such preliminary agreements. The District Court’s order was appealed and the Court of Appeals confirmed the ruling on April 13, 2016.

In addition, on March 31, 2016, Congress approved the law, thereby repealing the legislative obstacles to settlement and approval of Argentina’s settlement proposal

On April 22, 2016 the new Argentine administration issued bonds in an aggregate amount of US$16.5 billion, which proceeds were partially used to pay holdouts with whom there was an agreement.

Not all creditors have agreed to settle on Argentina’s proposed terms. The continuation and outcome of this litigation may continue to prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, Argentina’s assets, which could have a material adverse effect on the country’s economy and affect our ability to access international financing. In addition, litigation initiated by holdouts could eventually bring Argentina to be considered in default of its obligations and cause acceleration of the existing exchange debt due to cross default clauses which could have a material adverse effect on the on the country’s economy, and consequently, our business, financial condition and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

Foreign shareholders of several Argentine companies, including public utilities, and bondholders that did not participate in the exchange offers described above, have filed claims in excess of US$20 billion in the aggregate with the International Centre for Settlement of Investment Disputes (the ‘‘ICSID’’) alleging that the emergency measures adopted by the government differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. As of the date hereof, there are four final awards issued by ICSID tribunals against Argentina in the aggregate amount of US$470.66 million and Argentina is seeking the annulment of four additional awards in the aggregate amount of US$831.73 million. There are six ongoing cases against Argentina before ICSID with claims totaling US$2.2 billion (including two cases with claims for amounts that are currently undetermined), and in three of these cases (with aggregate claims for US$2.1 billion) the ICSID tribunal has already ruled that it has jurisdiction over the claims. There are eight additional cases with claims totaling US$6.17 billion in which the parties agreed to suspend the proceedings pending settlement discussions.

Furthermore, the United Nations Commission on International Trade Law (“UNCITRAL”) under the rules of the International Chamber of Commerce (“ICC”) has issued rulings against. As of the date hereof, there are three final awards against Argentina for an aggregate total of US$246.27 million and Argentina is seeking the annulment of an additional award for US$96,509. There are three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling US$625.08 million, including one case with a US$507.80 million claim in which the tribunal has already ruled that it has jurisdiction over the case. There is one additional case with a claim of US$168.69 million in which the parties agreed to suspend the proceedings pending settlement discussions.

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

In May 2013, the Argentine Congress passed a law providing for the expropriation of 51% of the share capital of YPF (Yacimientos Petroliferos Fiscales S.A.), the principal Argentine oil company, which shares were owned by Repsol, S.A. and its affiliates. In February 2015, the Argentine government sent a bill to the Congress in order to revoke certain train concessions, return the national rail network to state control and provide powers to review all concessions currently in force. The bill was enacted on May 20, 2015 as Law No. 27,132.

In addition, on September 23, 2015 the Congress passed Law No. 27,181, which limits the sale of the Argentine government’s shares held in Argentine companies without prior approval of two-thirds of the members of Congress, with the exception of the Argentine government’s shareholding in YPF.

Furthermore, financial institutions operate in a highly regulated environment. See “—The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy” and “—Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities”. As of the date of this annual report, several different bills to amend the Financial Institutions Law No. 21,526 as amended (the “Financial Institution Law”) have been put forth for review in the Argentine Congress, seeking to amend different aspects of the Financial Institutions Law. A thorough amendment of the Financial Institutions Law would have a substantial effect on the banking system as a whole.

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

Expropriations, interventions and other direct involvement by the Argentine government in the economy may have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies like us to the international financial markets and Argentina’s commercial and diplomatic relations with other countries.

Argentina’s foreign trade measures may lead to a decrease in exports and retaliation by trading partners.

In 2012, the Argentine government introduced a procedure pursuant to which local authorities must pre-approve the import of products and services to Argentina as a pre-condition to permit such import and the consequent access to the foreign exchange market for the payment of the imported products or services. Members of Mercosur and other countries have complained against these measures, and some have filed claims against Argentina with the World Trade Organization. In response to such claims, in January 2016, the Macri administration established a new regime for the import of goods and services named Sistema Integral de Monitoreo de Importaciones (Integral System of Monitoring of Imports) which follows the main guidelines set forth by the World Trade Organization for easing restrictions and applicable procedures for the approval of import of products and services in Argentina.

During recent years under the former administration, the Argentine government has issued regulations and taken certain actions seeking to control the value of the Peso and offset mismatches on the country’s balance of payments. Such measures or other similar measures that may be taken in the future, among others, may affect diplomatic commercial relations among Argentina and its trading partners, as well as the trade balance.

With respect to payments for imports of goods and services to be performed abroad, the Macri administration announced the gradual elimination of amount limitations for access to the MULC for transactions originated before December, 17, 2015, which will be totally eliminated as of June 2016. No quantitative limitation will apply for import transactions carried out after December 17, 2015.

Repeated complaints from various countries against past or future import restrictions implemented by Argentina, suspension of export preferences or retaliations by trading partners may have an adverse effect on Argentine exports, affect the trade balance and, consequently, adversely impact Argentina’s economy. Diminished foreign trade would also adversely impact our business, financial condition and results of operations.

Exchange controls and capital inflow and outflow restrictions have limited, and could continue to limit, the availability of international credit and may impair our ability to make payments on our obligations.

Since 2002, Argentina has imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree No. 616/2005, which established additional controls on capital inflows and outflows.

In addition, from 2011 until President Macri assumed office, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Regulations were issued in 2012, pursuant to which certain foreign exchange transactions were subject to prior approval by Argentine tax authorities. During the former administration, through a combination of foreign exchange and tax regulations, the Argentine authorities significantly curtailed access to the foreign exchange market by individuals and private-sector entities. Furthermore, during the last few years under the former administration, the Central Bank has exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

The number of exchange controls introduced in the past under the former administration gave rise to an unofficial U.S. dollar trading market, and the Peso/U.S. dollar exchange rate in such market substantially differed from the official Peso/U.S. dollar exchange rate. Certain relevant foreign exchange restrictions were lifted in December 2015 and, as a result, such spread has substantially decreased. For more information, see Item 10.D “Exchange Controls”.

The level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.4 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us. Furthermore, on January 29, 2016, the Central Bank entered into a repo agreement with a syndicate of international banks for an aggregate amount of approximately US$5 billion in order to obtain additional liquidity support against the current uncertain environment in the international capital markets. Pursuant to such, as of March 31, 2016 the level of international reserves deposited with the Central Bank was US$29.6 billion.

Despite the measures recently adopted by the new administration, in the future the Argentine government could impose further exchange controls, transfer restrictions, required repatriation through the MULC of proceeds raised through capital markets transactions conducted abroad or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations.

Additional controls may adversely affect Argentine entities’ ability to access the international capital markets for credit. Furthermore, the imposition of any future restrictions on the transfer of funds abroad may impede our ability to transfer dividends to ADS holders or interest or principal payments to the holders of our notes.

Severe or sustained declines in the international prices for Argentina’s main commodity exports or the occurrence of a climate disaster could have an adverse effect on Argentina’s economic growth.

High commodity prices have in the past contributed significantly to increases in Argentine exports as well as in governmental revenues from export taxes (witholdings). Argentina’s reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices.

Recently, commodity prices have suffered declines. If international commodity prices were to further decline or experience sustained declines, the Argentine government’s revenues would further decrease significantly affecting Argentina’s economic activity. Accordingly, declines in international commodity prices may adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

In addition, adverse weather conditions can affect production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances would have a negative impact on the levels of government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. The occurrence of any of the above would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

An increase in inflation could have a material adverse effect on Argentina’s economic prospects.

In recent years, Argentina has experienced inflationary pressures, including in the form of significantly higher fuel, energy and food prices. According to inflation data published by the INDEC, the Argentine consumer price index (“CPI”) increased 10.8% in 2012 and 10.9% in 2013 and the wholesale price index increased 13.1% in 2012 and 14.8% in 2013

The accuracy of the statistical information released by the INDEC, the only institution in Argentina with the statutory authority to produce official nationwide statistics, has been called into question by the IMF and numerous private sector participants. In February 2014, the INDEC created a new index, the National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano, the “IPCNU”), that aims to more broadly reflect changes in consumer prices by measuring 520 products and services in all of Argentina’s 23 provincial capitals, the City of Buenos Aires and other major cities in the country, which total 40 urban areas. This new index demonstrated an inflation rate of 23.9% in 2014 and 11.9% in the ten-month period ended October 31, 2015. The wholesale price index increased 28.3% in 2014 and 10.6% in the ten-month period ended October 31, 2015.

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuance of the methodology used by the prior administration to calculate national statistics and declared a state of administrative emergency, suspending the publication of all indices until the INDEC is able to calculate such indices based on accurate official data. As a result, pursuant to this INDEC reform process, the IPCNU is not being published as of the date of this report. In the meantime, during this period the INDEC is continuing to publish the inflation rate based on data provided by the province of San Luis and the City of Buenos Aires. According to the reports of each of these jurisdictions, the inflation rate in November and December 2015 was 2.9% and 6.5%, respectively, based on data provided by the province of San Luis and 2.0% and 3.9% respectively, based on data provided by City of Buenos Aires. In January and February 2016, the monthly inflation rate as measured by the City of Buenos Aires was 4.1% and 4.0%, respectively, while according to the Province of San Luis, the inflation rate was 4.2% and 2.7%, respectively.

In addition, during 2013, 2014 and 2015, the former administration imposed price controls on certain goods and services to control inflation. The Macri administration has stated its intention to keep these price controls in effect, but as of the date of this report, there is uncertainty regarding specifically how the Macri administration will maintain such controls.

In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, also affects employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively impacting long-term credit markets.

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

If in the future, the IMF finds that the methodology of INDEC for calculating a national consumer price index or GDP is inaccurate, or concludes that its methodology must be adjusted, this could create adverse financial and economic effects for Argentina, including an inability to secure financing from such organization. If these measures were to be adopted, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn would adversely affect our financial condition and results of operations.

Although the future relationship between the Argentine government and the IMF still remains uncertain as of the date hereof, during January, 2016 the Macri administration has publicly announced its intention to willingly submit to the IMF’s periodic supervision and recommendations made pursuant to Section IV of the IMF’s Articles of Agreement, in an attempt to reestablish a more stable relationship between the Argentine government and the IMF in the near future.

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

After several years of moderate variations in the nominal exchange rate, the stock of the international reserves of the Central Bank started to decrease and in order to contain the fall in reserves the Central Bank accelerated the rate of nominal devaluation of the Peso. During 2013 the Peso lost more than 30% of its value with respect to the U.S. Dollar and the same occurred during 2014. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar. This was followed by a devaluation of the Peso with respect to the U.S. Dollar of approximately 12% in March 31, 2016. The stock of international reserves of the Central Bank was US$25.6 billion as of December 31, 2015 and US$29.6 billion as of March 31, 2016.

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

During the last few years, the Argentine government has substantially increased public expenditure. In 2015, public sector expenditure increased by 38% year over year and the government reported primary fiscal deficit. During recent years, the Argentine government has resorted to the Central Bank and to the ANSES to source part of its funding requirements.

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

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank (the “Central Bank’s Charter”) and Law No. 23,298 (the “Convertibility Law”). This law amended the principal objectives of the Central Bank and removed certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

The key component of the amendment of the Central Bank Charter related to the use of the international reserves and the implementation of polices by the Central Bank in order to interfere in the fixing of interest rates and terms of loans to financial institutions. Pursuant to the amendment, Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. dollars held by the Argentine government in the Central Bank significantly decreased, from US$44.3 billion in 2012 to US$30.6 billion in 2013. During 2014, the reserves slightly increased to US$31.4 billion, and reduced again over 2015 to US$ 25.6 billion as of December 31, 2015. The stock of the international reserves of the Central Bank was US$29.6 billion as of March 31, 2016.

The use of Central Bank reserves for the expanded purposes may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on the growth of long-term credit market.

In recent years, the loan portfolio of the Argentine financial system has grown significantly. Loans to the private sector grew by approximately 31% in 2013, 20% in 2014 and 37% in 2015 for the financial system as a whole. In spite of the recovery of credit activity, the long-term loans market (pledged loans and mortgage loans) did not grow at the same pace and grew only 19% to the private sector in 2015.

Since most deposits are short-term deposits, a substantial portion of the loans must have the same or similar maturities, and there is a small portion of long-term credit lines.

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

As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009. Total deposits with the financial system increased by 26% in 2013, 30% in 2014 and 38% in 2015, but the ratio of total financial system deposits to GDP is still low when compared to international levels and lower than the periods prior to the crisis. The average total deposits of the Argentine financial system represented 19% of GDP during 2015.

In spite of the positive trend in previous years, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If there were a loss of confidence due to such economic, social and political events causing depositors to withdraw significant holdings from banks, there would be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect the behavior of Argentine depositors.

The asset quality of financial institutions, including us, may be affected by exposure to public sector debt.

Financial institutions hold bonds of, and extend loans to, the Argentine federal and provincial governments as part of their portfolios. Exposure to public sector of the financial system has decreased year after year, from 48.9% in 2002 to 2.9% in 2015.

As of December 31, 2015, our exposure to the public sector, not including Lebacs (Letras del Banco Central) and Nobacs (Notas del Banco Central), totaled approximately Ps. 5.3 billion, representing 5.0% of our total assets.

To some extent, the value of the assets held by Argentine banks, as well as their income generation capacity, is dependent on the Argentine public sector’s creditworthiness, which is in turn dependent on the government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending.

Our asset quality and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us.

From 2009 to 2011, the ratio of non-performing private sector lending declined overall, with a record minimum ratio of 1.4% as of December 31, 2011 for the financial system as a whole. These improvements were reflected in both the consumer loan portfolio and the commercial portfolio. From 2012, the ratio of non-performing private sector lending increased, standing at 1.9% as of December 31, 2014. During 2015, the ratio of non-performing private sector lending decreased to 1.6% for the financial system as a whole.

Our credit portfolio quality ratio followed the financial system trend standing at 1.5% for our entire portfolio, as of December 31, 2015. During 2015 our coverage ratio reached 151%.

Despite the quality of our portfolio, we may not succeed in recovering substantial portions of loans that were provisioned. If Argentina’s economic growth slows or the financial condition of the private sector deteriorates, the financial system, including us, will experience an increase in the incidence of non-performing loans.

Class actions against financial entities for an indeterminate amount may adversely affect the profitability of the financial system.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and Law No. 24,240 (the “Consumer Protection Law”) contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates, and advice in the sale of public securities, among others. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

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

On September 18, 2014, a new pre-judicial dispute resolution mechanism was created by Law No. 26,993, in order for consumers and providers to resolve any dispute within the course of 30 days, and which levies fines upon companies that do not attend the hearings.

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. We cannot provide any assurance that judicial and administrative rulings based on the applicable regulation, or measures adopted by the enforcement authorities, will not increase the consumer protection given to debtors and other clients in the future, or that they will not favor the claims initiated by consumer groups or associations, and in such event, certain penalties and remedies could prevent or limit the collection of payments due from services and financing provided by banks engaged in such practices, materially and adversely affect our financial condition or results of operations.

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates that financial entities may charge clients and the fees that they may charge merchants. Moreover, general legal provisions exist pursuant to which courts could decrease the interest rates and fees agreed upon by the parties on the grounds that they are excessively high. A change in applicable law or the existence of court decisions that lower the cap on interest rates and fees that clients and merchants may be charged would reduce our revenues and therefore negatively affect our results of operations.

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

The Argentine government has historically exercised significant influence over the economy. Financial institutions, in particular, have operated in a highly regulated environment. Between 2001 and 2015, a series of new regulations were issued, mainly regulating the foreign exchange market, capital and minimum cash requirements, lending activity, interest rate limits and dividend distribution for financial institutions.

Moreover, the Central Bank imposed new restrictions on the distribution of dividends, including a limitation on the maximum distributable amount of dividends which cannot exceed the excess in minimum regulatory capital, exclusively considering, to such end, a 75% incremental adjustment to the capital requirement; requiring that the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital requirement increased by 75%. In addition, since January 2016, pursuant to the Central Bank Communication “A” 5827, additional capital margins requirements have to be complied with, a capital conservation margin and a countercyclical margin. The capital conservation margin shall be 2.5% of the amount of capital risk weighted assets (RWA), in the case of entities considered systemically important (D-SIB), like us, the margin will be increased to 3.5% of the amount of capital risk weighted assets (RWA). The countercyclical margin shall be within a range of 0% to 2.5% of RWA, but Communication “A” 5938 of the Central Bank, established countercyclical margin in 0% as of April 1, 2016. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished.

Since June 2012, the Central Bank has had in place a regime to finance productive investment pursuant to which certain financial entities, including us, must allocate a certain amount of their deposits from the non-financial private sector in pesos at a fixed interest rate established by the Central Bank, to fund investment projects for (i) the acquisition of capital goods; (ii) the construction of plants; or (iii) the marketing of goods or the acquisition of property (subject in this latter case to certain additional requirements). The Central Bank extended the term of this regime for each of 2013, 2014 and 2015. As a result of the Macri administration taking office, the Central Bank further affirmed the regime and established the applicable minimum of at least the 14% of the average deposits from non-financial private sector (for first semester of 2016, calculated based on the average November 2016 balances).

Furthermore, the Central Bank has established certain regulations granting broad protections to consumers of financial services that provide more control over the relationship between them and their customers. The Central Bank regulations provide for (i) a rule that prior authorization will be required to implement new fees for new products and/or services offered and to increase existing fees, whether or not the products are considered basic and (ii) rules limiting the ability of financial institutions to receive remuneration or profits from any insurance product that customers are obligated to purchase as a condition for accessing financial services.

Since January 2015, and pursuant to Central Bank Communication “A” 5827 (as amended), financial entities must make an accounting entry of any administrative and/or disciplinary penalties and adverse criminal judgments pending before the courts, provisioning 100% of the respective penalty provided under each such action until payment is made or a final judgment is entered. In January 2015, pursuant to such regulations, the Bank made provisions for administrative and/or disciplinary sanctions pending or initiated by the Central Bank, Financial Intelligence Unit (the “UIF”) or CNV. Such provisions totaled Ps. 11,7 million as of December 31, 2015. In April 2016, Central Bank issued Communication “A” 5940, pursuant to which the financial entities that, to the date thereof, have an amount for these items registered in the account “Provisions – For administrative, disciplinary and criminal penalties”, must analyze, according to the enforcing legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” (which set forth that penalties must be probable and that their amount can be reasonably estimated).

In addition, in March 2016, the Central Bank established that the net global position in foreign currency of financial institutions cannot exceed the lesser of 10% of the RPC or the liquid funds of the institution, effective as of April, 2016. This limit shall be increased by an amount equal to the increase in the monthly balance of financing received from abroad and settled through the MULC, converted to pesos at the reference exchange rate, during the time period between January 31, 2014 and the last month to which the global net position is referred. As a result, financial entities, including us, sold part of their position in U.S. dollars to comply with such rule. We cannot assure that laws and regulations currently governing the economy or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations.

Moreover, any insolvency proceeding against financial institutions would be subject to the powers of and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings. Finally, special rules that govern the subordination of debt of financial institutions in Argentina, granting priority to depositors with respect to most other creditors, may negatively affect other shareholders in the event of our judicial liquidation or bankruptcy.

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

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report (the “Mutual Report”) on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina. This report stated that since the prior evaluation in 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at the time, and the FATF subsequently placed Argentina under enhanced monitoring.

In June 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime.

In June 2012, the Plenary meeting of the FATF held in Rome highlighted the progress made by Argentina but also urged the country to make further progress regarding its AML/CFT deficiencies. Notwithstanding the improvements that Argentina made, in October 2012 the FATF determined that certain strategic AML/CFT deficiencies continued, and that Argentina would be subject to continued monitoring.

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including by issuing new regulations strengthening suspicious transaction reporting requirements and the financial sector regulator’s existing powers to apply sanctions for AML/CFT deficiencies. Such progress has been recognized by the FATF. In this regard, in June 2014 the FATF stated that Argentina had made significant progress in addressing the deficiencies in its AML/CFT measures as identified in the Mutual Report, and that subsequent to the adoption of such measures, Argentina had strengthened its legal and regulatory framework, citing certain specific examples. As a result of such progress, the FATF Plenary decided that Argentina had taken sufficient steps in addressing technical compliance with the core and key recommendations to be removed from the monitoring process. In addition, on October 24, 2014 the FATF welcomed Argentina’s significant progress in improving its AML/CFT regime and stated that Argentina would no longer be subject to the FATF’s AML/CFT compliance monitoring process and that Argentina would work with the FATF and the Financial Action Task Force of Latin America (Grupo de Acción Financiera de América del Sur, or “GAFISUD”) as it continued to address the full range of AML/CFT issues identified in its Mutual Report.

Although Argentina has made significant improvements in its AML/CFT regulations, and is no longer subject to the FATF’s ongoing global AML/CFT compliance process, no assurance can be given that Argentina will continue to comply with AML/CFT international standards, or that Argentina will not be subject to the FATF’s ongoing global AML/CFT compliance process in the future, circumstances which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

Risks relating to us

Our target market may be the most adversely affected by economic recessions.

Our business strategy is to increase fee income and loan origination in our target market, low- and middle-income individuals and small- and medium-sized businesses.

This target market is particularly vulnerable to economic recessions and, in the event of a recession, growth in our target market may slow and consequently adversely affect our business. The Argentine economy as a whole, and our target market in particular, have not stabilized enough for us to be certain that demand will continue to grow. Therefore, we cannot assure you that our business strategy will ultimately be successful.

Major shareholders have the ability to direct our business and their interests could conflict with yours.

As of March 31, 2016, our major shareholders, Jorge Horacio Brito and Delfín Ezequiel Carballo, directly or beneficially own 5,366,463 Class A shares and 109,285,244 Class B shares and 4,895,416 Class A shares and 106,805,523 Class B shares, respectively. Although currently there is no formal agreement among them, if voting together they could virtually control all decisions with respect to our company made by shareholders. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any. Their interests may conflict with your interests as a holder of Class B shares, ADSs or notes, and they may take actions that might be desirable to the major shareholders but not to other shareholders or holders of our notes.

We will continue to consider acquisition opportunities, which may not be successful.

We have historically expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe may offer additional value and are consistent with our business strategy. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms or that the Central Bank will approve any such transaction. Additionally, our ability to obtain the desired effects of any such acquisitions will depend in part on our ability to successfully complete the integration of those businesses and capture expected synergies, of which there can be no assurance. The integration of acquired businesses entails significant risks, including customer retention, integration and liability assumption risks.

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

Since 2009, the interest rate spreads throughout the financial system have increased. This increase was sustained by a steady demand for consumer loans in recent years. During 2014, the Central Bank established new limits on borrowing and lending rates. However, the net interest margin of the financial system remained stable due to a substantial growth both in loan and deposit portfolios. As of December 17, 2015 these limits were removed by the new administration.

We cannot guarantee that interest rate spreads will remain attractive unless increases in our volume of lending or additional cost-cutting takes place. A reversal of this trend could adversely affect our profitability.

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

We are susceptible to fraud, unauthorized transactions and operational errors.

As with other financial institutions, we are susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of our transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors could have a material adverse effect on us.

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

For example, on November 29, 2012, the Argentine Congress passed the “Capital Markets Law”, which modified the public offer regime set forth by Law No.17,811, as amended. One of the most significant amendments introduced by such law refers to the powers of the CNV. The incorporation of Section 20 raises concern in the market, especially among listed companies, since it entitles the CNV to (i) appoint supervisors with powers of veto on resolutions adopted by a company’s board of directors and (ii) disqualify a company’s board of directors for a period of 180 days when, as determined by the CNV, the interests of the minority shareholders and/or security holders are infringed. In addition, pursuant to section 51 of the Capital Markets Law, the CNV may suspend registered broker agents on a preventive basis, as occurred during the first quarter of 2015 to several financial system entities, including with Banco Macro and our subsidiary Macro Securities. For more information see Item 8. “Legal Proceedings”.

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

To the extent that we do not comply with banking and securities laws and regulations or we don’t detect illegal activities from an anti-money laundering or other standpoint, the relevant governmental agencies (including the Central Bank, the CNV and the UIF) are authorized and empowered to impose fines, suspensions and other penalties on the Bank. In particular, pursuant to Communication “A” 5785 (as amended), sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the Board of Directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee and (iv) others, such as its managers.

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

Moreover, there are important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. Except as otherwise described herein, we prepare our financial statements in accordance with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of banks in the United States. See Item 5. “Operating and Financial Review and Prospects—U.S. GAAP and Central Bank Rules Reconciliation” for a description of the principal differences between Central Bank Rules and U.S. GAAP and how they affect our financial statements and note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2015 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion of the Central Bank Rules to IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018, as well as those of interim-periods. The Bank is implementing such IFRS conversion process. See note 7 to our audited consolidated financial statements as of and for the three years ended December 31, 2015. Following our adoption of IFRS our results of operation may differ significantly from previous amounts reported under Central Bank Rules. In particular, we expect that adoption of IFRS, as applicable under Argentine regulations, will have relevant effects on our accounting for certain items of our consolidated financial statements such as shareholders’ equity and net income.

Risks relating to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under new Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. See “Risks relating to the Argentine Financial System – Governmental measures and regulatory framework affecting financial entitites could have a material adverse effect on the operations of financial entities”.

Since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margins requirement have to be complied with, a capital conservation margin and a countercyclical margin. The capital conservation margin shall be 2.5% of the amount of capital risk weighted assets (RWA), in the case of entities considered systemically important (D-SIB), like us, the margin will be increased to 3.5% of the amount of capital risk weighted assets (RWA). The countercyclical margin shall be within a range of 0% to 2.5% of RWA, but Communication “A” 5938 of the Central Bank, established countercyclical margin in 0% as of April 1, 2016. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished.

Since January 2015, Central Bank Communication “A” 5827 (as amended) has required that financial entities must make an accounting entry of any administrative and/or disciplinary penalties and adverse criminal judgments pending before the courts, provisioning 100% of the respective penalty provided under each such action until payment is made or a final judgment is entered. Pursuant to Central Bank Communication “A” 5827 this provisioned amount must also be deducted from the distributable amount. In April 2016, Central Bank issued Communication “A” 5940, pursuant to which the financial entities that, to the date thereof, have an amount for these items registered in the account “Provisions – For administrative, disciplinary and criminal penalties”, must analyze, according to the enforcing legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” (which set forth that penalties must be probable and that their amount can be reasonably estimated).

For fiscal years ended December 31, 2011 and 2012, we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. For fiscal years ended December 31, 2013 and 2014, we reached such regulatory threshold and, in compliance with current regulations. For fiscal year 2014 we obtained authorization from the Central Bank to distribute dividends and distributed dividends in March 2016. In addition, we have met the regulatory threshold for dividend distribution for fiscal year and 2015 and we are currently awaiting Central Bank approval to pay dividends for fiscal year 2015.

No assurance can be given that in the future we will be able to reach the regulatory threshold or that if so, the Central Bank will continue to grant us the authorization to distribute dividends by our shareholders at the annual ordinary shareholders’ meeting or that such authorization shall be for the full amount of distributable dividends.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 16 to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

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

On September 23, 2013, Law No. 26,893 amending the Income Tax Law was enacted. According to the amendments, the distribution of dividends is subject to income tax at a rate of 10.0%, unless they are distributed to Argentine corporate entities, and the sale, exchange or disposition of shares and other securities not traded in or listed on capital markets and securities exchanges is subject to income tax at a rate of 15.0% when the income is obtained by Argentine resident individuals or by foreign beneficiaries. These amendments were regulated by Decree 2334/2013. See “Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs”. However, as of today, many aspects of both taxes currently remain unclear. Pursuant to certain announcements made by Argentine tax authorities, both new taxes would be subject to further regulation and interpretation, which may adversely affect the results of the Bank and our subsidiaries, as well as the tax treatment of our Class B shares and/or ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented more than 90% of the aggregate market capitalization of the BCBA as of December 31, 2015. Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

The trading prices of our ADSs and our Class B shares on the different markets may differ due to different factors. Any decrease in the price of our Class B shares on the MERVAL or the MAE could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Furthermore, new regulations were issued in 2012 and 2013, pursuant to which certain foreign exchange transactions could not be effected unless they were previously approved by Argentine tax authorities. Since then, these restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations and the elimination of the requirement to register foreign exchange transactions in the Argentine tax authorities Exchange Transactions Consultation Program (Programa de Consulta de Operaciones Cambiarias).

Notwithstanding the foregoing, in the future Argentina may impose new exchange controls and transfer restrictions. In such event, your ability to receive payments on the notes may be impaired.

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

Our shares have been publicly listed on the MERVAL since November 1994, and on the NYSE since March 24, 2006 and have been authorized to list on the Mercado Abierto Electrónico (“MAE”) since October 2015.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps.110 million. The Bank has developed a project to build its new corporate offices on this site. Works were initiated in 2012 and are expected to be completed by 2017. As of December 31, 2015 the total aggregate amount invested in the project was Ps.734.9 million (approximately US$91.2 million at the applicable exchange rates as of the respective dates of such investments). The total cost of this project, is estimated at approximately US$160 million.

For more information, see Item 4.D “Property, plants and equipment”.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and small- and medium-sized businesses, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of November 30, 2015, we were ranked first in terms of branches, second in terms of equity and third in terms of total loans and total deposits among private banks in Argentina.

As of December 31, 2015, on a consolidated basis, we had:

•	Ps.104,952.0 million (US$8,070.1 million) in total assets;

•	Ps.62,852.9 million (US$4,833.0 million) in loans to the non-financial private sector and foreign residents;

•	Ps.76,521.6 million (US$5,884.0 million) in total deposits;

•	approximately 3.1 million retail customers and 0.1 million corporate customers; and

•	approximately 1.4 million employee payroll accounts for private sector customers and provincial governments and 0.7 million retiree accounts.

Our consolidated net income for the year ended December 31, 2015 was Ps.5,008.4 million (US$385.1 million), representing a return on average equity 37.2% and a return on average assets of 5.8%.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•	Strong financial position. As of December 31, 2015 we had excess capital of Ps.6,915.6 million (20.8% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Consistent profitability. As of December 31, 2015, we had obtained profitability for the last 56 consecutive quarters, the only bank with such a track record in Argentina, with a return on average equity of 33.3%, 33.4% and 37.2% for 2013, 2014 and 2015 compared to 29.5%, 32.7% and 32.4%, respectively, for the Argentine banking system as a whole.

•	Our shareholders’ equity as of December 31, 2013, 2014 and 2015 as calculated under Central Bank Rules, was Ps.8,627.4 million, Ps.11,491.8 million and Ps.15,876.1, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2013, 2014 and 2015 was Ps.8,402.5 million, Ps.11,418.5 million and 15,873.2 million, respectively.

•	Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among small- and medium-sized businesses, generally located outside the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•	High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. The Bank’s focus is particularly on some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have benefited from the export-driven growth in the Argentine economy.

•	Largest private-sector branch network in Argentina. With 439 branches, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 93% of these branches are located outside of the City of Buenos Aires.

•	Loyal customer base. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•	Exclusive financial agent for four Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide their employees with Plan Sueldo accounts, giving us access to substantial low cost funding and a large number of loyal customers.

•	Strong and experienced management team and committed shareholders. We are led by committed shareholders who have transformed the Bank from a small wholesale bank to one of the strongest and largest banks in Argentina and by a senior management team with large experience in the banking industry.

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

We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:

•	Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and small- and medium-sized businesses, most of which have traditionally been underserved by the Argentine banking system and are generally located outside the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition.

•	Further expand the branch network management model and the development of the network by opening new branches, reinforcing the local business opportunities and targeting the support and sale points in accordance with the specific needs of our clients.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers we intend to:

•	Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers. Increase corporate financing by means of a wide offer of credit and transaction products that suit each client’s profile and needs

•	Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Strengthen our market share in credit cards by increasing promotional activity and benefits for clients.

•	Further expand the use of automatic channels both in customer acquisition and retail products, increasing operational efficiency.

•	Further expand the development of the customer service support, granting them different means to carry out financial transactions without time limits, in a total secure, simple and comfortable manner.

•	Focus on new sustainability objectives, in line with the Bank’s business, in the fundamental areas of the Bank and further expand such initiatives.

Our products and services

We provide our customers with a combination of standard products and services that are designed to suit individual needs. We have two broad categories of customers: (i) retail customers, who include individuals and entrepreneurs and (ii) corporate customers, which include small, medium and large companies and major corporations. In addition, we provide services to four provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business; we do not manage the Bank by segments or divisions or by customer categories, products and services, regions, or any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

Retail customers

Overview

We serve natural persons with the objective of satisfying their financial needs, whether of savings, transactional or funding. Retail customers are classified according to their labor condition or their main income source, in the following categories: Plan Sueldo (Salary Plan), Retired, Open Market and Professionals and Business. We provide services to them throughout Argentina, in particular outside the City of Buenos Aires, which has higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 93% of our branches are located outside the City of Buenos Aires.

We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, automatic teller machines (“ATMs”) and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 23% currently have a personal loan from us and only 38% currently have a credit card, and we believe there is strong potential to increase these percentages.

Our efforts have been aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, through our individualized, professional advice, which we believe is an important feature that distinguishes us in our target markets.

Our main goals for the retail bank are to keep the leading and competitive position of our personal loans portfolio, increase our market share in the credit cards business, using this product as a tool to strengthen relations with customers, improve credit quality ratios and promote a diversified time deposit portfolio and to generate a strong and stable fee base.

In this regard, and aiming to continue growing in the credit card market, we intensified efforts to increase consumption and total assets. We also improved the use of our clients’ information as a tool to implement better cross selling, client retention and default prevention commercial actions.

In 2015, the market share of our consumer financing product lines remained stable, maintaining a sustained leading position, competitive position of our personal loan portfolio and significant growth of our credit card products.

Savings and checking accounts and time deposits

We generate fees from providing account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

Our commercial and customer bonding actions enabled us to achieve growth in the deposit portfolio above market levels, mainly due to an increase in time deposits of retail customers which intensified funding diversification. In 2013, the portfolio showed significant growth of 33.5%, driven by a significant increase in demand deposits. In 2014, the deposit portfolio increased by 29% with an increase in demand deposits of 20% and time deposits of 35%. During 2015 deposits increased by 46% in average as compared to 2014. Our growth is mainly driven by funds from Plan Sueldo and retirement accounts.

In 2012 the government established that all payments made to pensioners by the ANSES must take place through financial institutions, which in our case resulted in the opening of over 200,000 accounts. Likewise, in 2013 the payment of governmental family credits into bank accounts was implemented, resulting in the opening of over 45,000 accounts and the issuance of the associated debit cards. In 2014 we recorded an increase of approximately 180,000 accounts. In 2015, the amount of retail accounts increased by 17%.

Our “Debit Card” product is critical within the framework of our strategies to increase customer transactions by encouraging the use of accounts. Its secondary purpose is to develop account balances due to increased deposits into transactional accounts, thus expanding our demand deposits base. With respect to transactional accounts, the monetary volume of purchase transactions increased by 40%, 45% and 51% in 2013, 2014 and 2015, respectively, while the number of debit card purchases increased by 31%, 27% and 15% in the same respective periods. In 2015 we increased our market participation from 7% to 9%.

The following table reflects the number of retail accounts as of December 31, 2013, 2014 and 2015:

	Approximate number of retail accounts (as of December 31, of each year)
Product	2013	2014	2015
Savings
Total savings accounts	2,231,442	2,340,533	2,725,792
Plan Sueldo (private and public sector)	1,138,655	1,209,496	1,365,612
Retirees	696,858	700,340	711,514
Open market, professionals and business	395,929	430,697	648,666
Checking
Checking accounts	538,407	610,184	713,577
Electronic account access
Debit cards	2,174,140	2,327,188	2,558,520

Lending products and services

We offer personal loans, document discounts, (housing) mortgages, overdrafts, pledged loans and credit card loans to our retail customers.

We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as low- and middle-income individuals and to cross-sell our retail lending products to our existing customers, particularly those who have savings and checking accounts with us because we provide payroll and pension services.

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

In 2015, our retail loan portfolio increased by 47%, our personal loan portfolio grew by 44% and our credit card portfolio increased by 60% in each case as compared to 2014.

We are one of the major credit card issuers in Argentina, with approximately 2.2 million credit cards in circulation for retail costumers as of December 31, 2015. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger purchases.

As of December 31, 2013, 2014 and 2015, our consumer loan portfolio was as follows:

	Consumer loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2013		2014		2015
Overdrafts	245.4	1. %	251.1	0.91%	290.2	0.7%
Documents	371.3	1.7%	443.7	1.6%	591.7	1.5%
Mortgage and pledged loans	874.6	3.9%	959.3	3.6%	1,014.7	2.6%
Credit card loans	6,358.4	28.5%	8,554.9	31.8%	13,661.9	34.5%
Personal loans	14,109.7	63.25%	16,401.5	61.0%	23,688.9	59.8%
Other	355.5	1.6%	289.7	1.1%	384.8	1.0%
Total	22,314.9	100.0%	26,900.2	100.0%	39,632.2	100.0%

As of December 31, 2015, personal loans, the most representative share of our portfolio, carried an annual average interest rate of 40.1% and an average maturity of 46.4 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and to the private sector for a total aggregate of 2.1 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

Corporate customers

Overview

Legal and natural persons of the private non-financial sector that develop commercial and/or industrial activities are included. We provide our corporate customers with traditional banking products and services such as deposits, lending (including overdraft facilities), check cashing advances and factoring, guaranteed loans and credit lines for financing foreign trade and cash management services. We also provide them trust, payroll and financial agency services, corporate credit cards and other specialty products.

The corporate business is focused on the classification by sizes and sectors. We have four categories for our corporate customers: small companies, which register up to Ps.100 million in sales per year; medium-sized companies, which register more than Ps.100 million and less than Ps.150 million in sales per year; large companies, which register more than Ps.150 million in sales per year; and agro companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products.

As in previous years, the Bank continued developing its decentralized segment-specific service strategy aimed at improving customer service. At present, the Bank has a network of branches with business officials specialized in each category, offering a wide range of products, including working capital facilities, investment projects, leasings and foreign trade transactions.

Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to large corporate customers. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Lending products and services

Most of our current lending activity consists of working capital loans to small- and medium-sized businesses. Our historic focus on small- and medium-sized businesses has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2015, our 20 largest private sector loans accounted for 10% of our total corporate loans.

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

In 2013, our corporate loan portfolio recorded a 19% increase compared to 2012. This development was driven by an increase in long term facilities, mainly pledge loans and mortgage loans. As in 2012, the contribution of the agribusiness and small and medium-sized companies, which were once again the most dynamic, was critical in 2013. Loans to agrocompanies and small companies, grew by 36% and 44%, respectively, in 2013 as compared to 2012. Medium-sized and large companies’ loan portfolio increased 9% and 4%, respectively, as compared to 2012.

During 2013, we provided a total of Ps.2.5 billion in financing through our Credit Facilities for Productive Investments, an amount above the mandatory minimum amount required by Central Bank Rules, supporting the Bank’s commitment to finance productive activities. The total outstanding amount as of December 31, 2013 was Ps. 3.0 billion.

In 2014, our corporate loan portfolio (without loans to large companies) increased by 17%, driven by an increase in pledge loans, discounted checks, work progress certificates and credit cards. This increase was offset by a 28% decrease in the large companies’ loan portfolio.

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

In 2015, we focused on expanding our leadership in the corporate banking business.

We focused on supporting the development of the Pymes and local businesses. The greater portion of the Credit Facilities for Productive Investments was assigned to this group of clients, supporting investment projects that further develop these businesses and their related communities.

We forged strategic partnerships with corporate banking, urging them to offer high quality products to our Pyme clients. We created the Comunidad de Negocio (Business Community) concept, a management model that allowed us to increase our Pyme loan portfolio by 48% in the amount of granted credits. We also created specific credit facilities for Pymes.

In 2015, we developed specific credit lines for medium-sized and large companies. For large companies, the Bank was able to increase the penetration of Plan Sueldo (Salary Plan) accounts by embracing the geographic distribution of the network and the relationship with large companies.

In 2015, for the agribusiness sector, the Bank focused on positioning itself as a Banco de Proximidad (Local Bank), forging stronger relationships with producers, by means of periodic meetings with our clients in strategic zones.

The Macroagro Cards presented the greatest growth in 2015, showing the greatest increase in market share. We continued supporting local economies with customized products for the tobacco, sugar and “yerba” sectors.

We created strategic partnerships with large suppliers, which enabled our clients to purchase inputs at a minimal financial cost. This was very beneficial for segments with seasonal activities.

We relaunched our credit line for the development of the regional exports related to the Federal Investment Commission. In 2015, under this program, 11 transactions were closed totaling Ps.6.7 million.

As result of these measures, in 2015 the commercial loan portfolio increased by 34%, as compared to 2014. Loans to small and medium-sized companies increased by 47% in 2015, as compared to 2014, driven by a 53% increase in documents and a 62% increase in mortgage loans. Loans to agribusiness companies grew by 42% in 2015, as compared to 2014, driven by a 68% increase in credit card loans, a 46% increase in documents and a 47% increase in mortgage loans. Medium-sized and large companies’ loan portfolio increased by 30% and 2%, respectively, as compared to 2014.

During 2015 we provided Ps. 3.0 billion in financing through our Credit Facilities for Productive Investments. As of December 31, 2015, the total amount outstanding was Ps. 6.3 billion.

As of December 31, 2013, 2014 and 2015, our commercial loan portfolio was as follows:

	Commercial loan portfolio (1)
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of commercial loan portfolio)
	2013		2014		2015
Overdrafts	4,371.6	24.7%	3,261.9	18.1%	4,547.8	18.8%
Documents	3,896.4	22.0%	4,115.6	22.8%	5,823.7	24.1%
Mortgage and pledged loans	2,957.7	16.7%	3,483.6	19.1%	4,782.4	19.8%
Credit cards	483.0	2.7%	634.6	3.5%	1,131.4	4.7%
Personal loans	16.4	0.1%	14.2	0.1%	14.8	0.1%
Other	5,988.8	33.8%	6,516.3	36.1%	7,896.0	32.6%
Total	17,713.9	100.0%	18,026.1	100.0%	24,196.1	100.0%

(1)	Including loans to micro credit institutions and commercial loans that for the consolidated statements of debtors was included as consumer portfolio following the criteria described in “-Argentine banking regulation – credit portfolio”.

Transaction services

We offer transaction services to our corporate customers, such as cash management, collection services, payments to suppliers, payroll services, foreign exchange transactions, foreign trade services, corporate credit cards, and information services, such as our Datanet and Interpymes services. There are usually no credit risks involved in these transactions, except for intra-day gapping (payments done against incoming collections), as well as settlement and pre-settlement related to foreign exchange transactions which, in general, are approved following the debtor rating process.

Payments to suppliers. Our payments to suppliers service enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 439 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

As of December 31, 2015, we had the largest private sector branch network in the country, with 439 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the provinces of Argentina with 93% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2015 we had 1,333 ATMs, 922 self-service terminals (“SSTs”), 62 service points used for social security benefit payments and servicing of checking and savings accounts and an internet banking service (home banking).

The following table breaks down the distribution of our branches per province as of December 31, 2015:

	As of December 31, 2015
Province	Branches	% of total

City of Buenos Aires	32	7.3%
Buenos Aires (Province)	61	13.9%
Catamarca	1	0.2%
Chaco	1	0.2%
Chubut	5	1.1%
Cordoba	66	15.0%
Corrientes	3	0.7%
Entre Rios	10	2.3%
Formosa	0	0.0%
Jujuy	15	3.4%
La Pampa	2	0.5%
La Rioja	2	0.5%
Mendoza	15	3.4%
Misiones	33	7.5%
Neuquen	5	1.1%
Rio Negro	6	1.4%
Salta	32	7.3%
San Juan	1	0.2%
San Luis	1	0.2%
Santa Cruz	2	0.5%
Santa Fe	106	24.1%
Santiago del Estero	2	0.5%
Tierra del Fuego	2	0.5%
Tucuman	36	8.2%
TOTAL	439	100.0%

Source: Central Bank

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

New actions were implemented to maintain high security, service quality and availability standards in our ATM network through preventive management and training strategies. We increased the number of ATMs with cash recognition and online deposit crediting and the number of ATMs with voice guidance for the blind or vision impaired.

This placed the Bank in a leading position as to service quality, which is especially important considering the number and geographical dispersion of ATMs installed by us.

Furthermore, we continued strengthening and updating the technology offered at our ATMs, reaching a total of 1,333 operating ATMs, representing one of the widest reaching networks in the country.

We have self-service terminals distributed in our branch network across the country, offering an ample variety of operations, including the possibility of making deposits 24x7 all year long. In 2014, we incorporated the smart check deposit functionality. This development has been beneficial both to the Bank (increased efficiency by reducing operating tasks in branches) and to clients (safety and reduced transaction times). In 2015, new SSTs were installed, totaling 922 SSTs.

In respect of the use of home banking, we have implemented a collections service for companies, offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any PC) and no additional cost. Also we used home banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. The transactions performed through home banking increased by 10% in 2015.

Our “Macro Banca Móvil” channel has developed significantly in the last three years. In 2015 the number of users has doubled,the number of total transactions increased by 170% and the amounts involved increased by 136%.

In line with the characteristics of the users and the technological trends supporting the development of the service, the “Macro Banca Móvil” application is available in the main virtual stores of the principal operating systems.

The significant and sustained increase in the number of users and transactions performed by automated channels evidences the effectiveness and level of acceptance of these services in the market. Our challenge for 2016 is to continue developing new client offerings like investment products, such as the purchase and sale of securities through automated channels.

In 2015 we made significant investments and developments in technology, including the following:

•	Completion of development of the new infrastructure for Virtualization

•	Commencement of implementation Cyberbank system that will allow the integration of multiple channels of customer service with the goal of achieving a coherent and consistent communication throughout the various channels used by the client

•	Simplification of the structure of the branches in order to reduce complexity and the time spent managing internal infrastructure

•	Replacement of the entire Network Core LAN (Local Area Network)

•	Implementation of the post-sale system supported by Siebel in branch and telephone support

•	Implementation of SAP

The total amount that we plan to invest in technology in 2016 is approximately US$46 million

Risk management policies

To comply with the “Risk Management Guidelines for Financial Institutions” set forth under Communication “A” 5203, as amended, we have adopted various measures at our organizational structure level and have implemented procedures to ensure the establishment of an independent risk management process.

As to the Bank’s organizational structure, the board of directors has created a Risk Management Committee and appointed a Comprehensive Risk Manager responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see Item 6.C “Board Practices”.

The Comprehensive Risk Manager coordinates the heads of financial risk, credit risk and operational risk, who are in charge of implementing the guidelines contained in the risk management framework policy.

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

Starting in January 2014, we implemented a formal procedure for quantifying economic capital, both current and prospective, and it is a tool used in the day-to-day management of risks, in preparing the “business plan” and in the “stress tests”.

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

For more information on financial risk definition and management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

Credit risk

Credit policy and credit risk management

The Credit Risk Management Committee is responsible for establishing the policies and procedures for risk management and monitoring our senior management’s activities involving the management of credit risks, among others. It advises the board of directors on the Bank’s risks.

The Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the board of directors, ensuring proper identification, assessment, control, follow-up and mitigation of the credit risk.

Credit risk results from the possibility of loss derived from customers or counterparties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counterparty and credit risk policies and strategies, the purpose of which is to ensure that risks fall within a risk tolerance level decided by the board of directors and regulators.

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

There are specific policies and procedures for loan granting for Corporate and Retail customers, which differ according to the segment to which they belong (public or private payroll, retirees or open market).

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

In Corporate Banking, approval by credit committees is required and specific risk reports are prepared by the customer or by the group of companies to support credit decisions. To streamline this process of approving pre-defined products and smaller amounts, there are decentralized assessment methods in place for agribusinesses, pymes and microprojects, including screening and scoring parameters, which allow speeding up the approval of pre-defined products and smaller accounts.

The Bank has a Management Information System according to the magnitude of its operations. Its components include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by the board of directors. Other credit risk management tools used are evaluation or score models, which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. Those tools are complemented with expected losses, forecast and provision models.

For more information on the credit risk management process see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

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

In addition, the implementation of improvements on different functions of our risk management system also continued.

For more information on operational risk management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

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

Competitive landscape

We are ranked as the third private bank and the fifth bank overall in Argentina in terms of total loans and total deposits as of November 30, 2015. In terms of equity we are ranked as the second private bank and the third bank overall in Argentina as of November 30, 2015. Below are the rankings of banks across these metrics:

Total Loans (As of November 30, 2015)		Ps. Thousands	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	142,269,672	16.7%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	82,299,183	9.7%
3	BANCO SANTANDER RIO S.A.	79,345,579	9.3%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	68,950,154	8.1%
5	BANCO MACRO S.A. (2)	61,194,298	7.2%
6	BBVA BANCO FRANCES S.A.	53,219,783	6.3%
7	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	34,501,780	4.1%
8	HSBC BANK ARGENTINA S.A.	33,563,941	3.9%
9	BANCO PATAGONIA S.A.	30,933,856	3.6%
10	BANCO CREDICOOP COOPERATIVO LIMITADO	27,229,068	3.2%
	OTHERS	237,190,843	27.9%
	TOTAL	850,698,157	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

Total Deposits (As of November 30, 2015)		Ps. Thousands	Market Share (% share of total deposits for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	362,619,202	28.7%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	114,187,469	9.0%
3	BANCO SANTANDER RIO S.A.	94,646,535	7.5%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	88,299,380	7.05%
5	BANCO MACRO S.A. (2)	71,990,628	5.7%
6	BBVA BANCO FRANCES S.A.	66,683,345	5.3%
7	BANCO CREDICOOP COOPERATIVO LIMITADO	50,802,972	4.0%
8	HSBC BANK ARGENTINA S.A.	45,504,043	3.6%
9	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	42,855,697	3.4%
10	BANCO PATAGONIA S.A.	37,581,534	3.0%
	OTHERS	290,306,402	22.9%
	TOTAL	1,265,477,207	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

Equity (As of November 30, 2015)		Ps. Thousands	Market Share (% share of equity for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	55,344,165	25.3%
2	BANCO SANTANDER RIO S.A.	15,515,032	7.1%
3	BANCO MACRO S.A.(2)	15,231,565	7.0%
4	BBVA BANCO FRANCES S.A.	13,425,107	6.1%
5	BANCO DE GALICIA Y BUENOS AIRES S.A.	13,318,791	6.1%
6	BANCO DE LA PROVINCIA DE BUENOS AIRES(1)	9,076,151	4.1%
7	HSBC BANK ARGENTINA S.A.	9,030,986	4.1%
8	CITIBANK N.A.	8,021,690	3.7%
9	BANCO PATAGONIA S.A.	7,422,897	3.4%
10	BANCO DE LA CIUDAD DE BUENOS AIRES(1)	6,384,511	2.9%
	OTHERS	66,274,775	30.3%
	TOTAL	219,045,670	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro.

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

	As of November 30, 2015
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in each province)
Province	Branches	% of total	Branches	% of total

City of Buenos Aires	762	17.4%	32	7.3%	4.2%
Buenos Aires (Province)	1362	31.1%	61	14.0%	4.5%
Catamarca	25	0.6%	1	0.2%	4.0%
Chaco	63	1.4%	1	0.2%	1.6%
Chubut	98	2.2%	5	1.1%	5.1%
Cordoba	441	10.1%	66	15.1%	15.0%
Corrientes	93	2.1%	3	0.7%	3.2%
Entre Rios	140	3.2%	10	2.3%	7.1%
Formosa	24	0.5%	0	0.0%	0.0%
Jujuy	33	0.8%	15	3.4%	45.5%
La Pampa	108	2.5%	2	0.5%	1.9%
La Rioja	26	0.6%	2	0.5%	7.7%
Mendoza	159	3.6%	15	3.4%	9.4%
Misiones	63	1.4%	33	7.6%	52.4%
Neuquen	97	2.2%	5	1.1%	5.2%
Rio Negro	72	1.6%	6	1.4%	8.3%
Salta	61	1.4%	30	6.9%	49.2%
San Juan	37	0.8%	1	0.2%	2.7%
San Luis	52	1.2%	1	0.2%	1.9%
Santa Cruz	46	1.1%	2	0.5%	4.3%
Santa Fe	459	10.5%	106	24.3%	23.1%
Santiago del Estero	53	1.2%	2	0.5%	3.8%
Tierra del Fuego	22	0.5%	2	0.5%	9.1%
Tucuman	81	1.9%	36	8.2%	44.4%

TOTAL	4,377	100.0%	437	100.0%	10.0%

Source: Central Bank

(1)	Includes branches of Banco Macro and Banco del Tucumán.

Approximately 83% of the branches in the Argentine financial system are located outside the City of Buenos Aires; in our case, approximately 93% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 70% of the total number of branches in the Argentine financial system. As of November 30, 2015 we were second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 11.2%. The following ranking is based on financial institutions with a relevant number of branches as of November 30, 2015:

	As of November 30, 2015
Entity	Total Number of Branches	Market Share of Branches in Argentina	Branches in City of Buenos Aires	Market Share of Branches in City of Buenos Aires	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country
BANCO DE LA NACION ARGENTINA (1)	633	14.5%	63	8.3%	570	15.8%	90.0%
BANCO MACRO S.A. (2)	437	10.0%	32	4.2%	405	11.2%	92.7%
BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	392	9.0%	103	13.5%	289	8.0%	73.7%
BANCO SANTANDER RIO S.A.	340	7.8%	38	5.0%	302	8.4%	88.8%
BANCO DE GALICIA Y BUENOS AIRES S.A.	259	5.9%	84	11.0%	175	4.8%	67.6%
BANCO CREDICOOP COOPERATIVO LIMITADO	257	5.9%	40	5.2%	217	6.0%	84.4%
BBVA BANCO FRANCES S.A.	250	5.7%	81	10.6%	169	4.7%	67.6%
BANCO DE LA PROVINCIA DE CORDOBA S.A.(1)	173	4.0%	40	5.2%	133	3.7%	76.9%
BANCO PATAGONIA S.A.	172	3.9%	1	0.1%	171	4.7%	99.4%
HSBC BANK ARGENTINA S.A.	138	3.2%	45	5.9%	93	2.6%	67.4%
OTHERS	1,326	30.3%	237	31.0%	1,089	30.1%	82.1%
TOTAL	4,377	100.0%	762	100.0%	3,615	100.0%	82.5%

Source: Central Bank

(1)	Public sector bank.
(2)	Includes branches of Banco Macro and Banco del Tucumán.

Argentine banking regulation

Overview

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. Its mission is to promote monetary and financial stability, employment and economic development with social equity. It operates pursuant to its charter, which was amended in 2012 by Law No. 26,739 and the provisions of the Financial Institutions Law. Under the terms of its charter, the Central Bank must operate independently from the Argentine government.

Since 1977, activities in Argentina have been regulated primarily by the Financial Institutions Law, which empowers the Central Bank to regulate the financial sector. The Central Bank regulates and supervises the Argentine banking system through the Superintendency. The Superintendency is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities, among other functions.

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

Legal reserve

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

Non-liquid assets

Since February 2004, non-liquid assets (computed on the basis of their closing balance at the end of each month, and net of those assets that are deducted to compute the regulatory capital) plus the financings granted to a financial institution’s related parties (computed on the basis of the highest balance during each month for each customer) cannot exceed 100% of the Argentine regulatory capital of the financial institution, except for certain particular cases in which it may exceed up to 150%.

Non-liquid assets consist of miscellaneous assets and receivables, bank property and equipment, assets securing obligations, except for swap, futures and derivative transactions, certain intangible assets and equity investments in unlisted companies or listed shares, if the holding exceeds 2.5% of the issuing company’s equity. Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.

Minimum capital requirements

The Central Bank requires that financial institutions maintain minimum capital amounts measured as of each month’s closing. The minimum capital is defined as the greater of (i) the basic minimum capital requirement, which is explained below, or (ii) the sum of the credit risk, operational risk and market risk. Financial institutions (including their domestic Argentine and international branches) must comply with the minimum capital requirements both on an individual and a consolidated basis.

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Communication “A” 5580).

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

Category	Banks	Other Entities (*)

I and II	Ps.26 million	Ps.12 million
III and IV	Ps.15 million	Ps.8 million

(*)    Except credit unions.

Additionally, financial entities located in ports and airports must comply with Category I requirements and those entities engaged in foreign trade transactions must comply with the requirements applicable to banks under such category.

Notwithstanding the foregoing, the regulatory capital of commercial banks acting as custodians of securities representing investments of the Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino must be equal to or exceed the greater of Ps.400 million or an amount equivalent to 1% of the total book value of the securities in custody.

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

The Central Bank takes into consideration a financial institution’s RPC in order to determine compliance with capital requirements. Pursuant to Communications “A” 5369 and “A” 5580, as amended and supplemented, RPC consists of Tier 1 Capital (Basic Net Worth) and Tier 2 Capital (Complementary Net Worth).

Tier 1 Capital consists of (i) Common Equity Tier 1 (COn1), (ii) deductible concepts from Common Equity Tier 1 (CDCOn1), (iii) Additional Tier 1 (CAn1), and (iv) deductible items from Additional Tier 1 (CDCAn1).

COn1 includes the following net worth items: (i) capital stock (excluding preferred stock), (ii) non-capitalized capital contributions (excluding share premium), (iii) adjustments to shareholders’ equity, (iv) earnings reserves (excluding the special reserve for debt instruments), (v) unappropriated earnings, (vi) other results either positive or negative, in the following terms:

•	with respect to results from prior fiscal years, 100% of net earnings or losses recorded until the last quarterly financial statements with limited review report, corresponding to the last full fiscal year and in respect of which the auditor has not issued the audit report;

•	100% of net earnings or losses for the current year as of the date of the most recent audited quarterly financial statements;

•	50% of profits or 100% of losses for the most recent audited quarterly or annual financial statements; and

•	100% of losses not shown in the financial statements, arising from quantification of any facts and circumstances reported by the auditor;

(vii) share premiums of the instruments included in COn1, and, in the case of consolidated entities, (viii) minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of the Central Bank Communication “A” 5580.

Deductible Items

Items deductible from COn1 include, among others: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., Clearstream, Euroclear or Depository Trust Company; (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) certain credits related to the application of tax deferrals; (g) shareholders; (h) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (i) goodwill; (j) organization and development costs; (k) items pending allocation, debtor balances and other; (l) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (m) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (n) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished and (iii) the issuance of credit or debit cards as provided by Communication “A” 5700; (o) excess in the granting of asset-backed guaranties, according to Central Bank’s regulations; (p) the highest balance of that month’s financial assistance to the public sector, when certain conditions are met; (q) earnings from sales related to securitizations under certain circumstances; (r) gains and losses related to derivate transactions due to changes in the credit risk of the financial institution; (s) losses from derivatives under certain circumstances and (t) equity interests in other Argentine or foreign financial institutions subject to a consolidated supervision.

CAn1 includes certain debt instruments of financial entities not included under COn1 and meet the regulatory criteria established in section 8.3.2 of Communication “A” 5580 (as amended and supplemented), and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

Moreover, debt instruments included under CAn1 must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.

•	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.

•	They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

•	After 5 years as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the previous authorization of the Superintendency, (b) the entity does not create any expectations regarding the exercise of the purchase option, and (c) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least by 20% of the minimum capital requirements.

•	Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.

•	The financial entity can pay dividends/interest coupons at any time. The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity and they shall not contain elements that make re-capitalization difficult.

Instruments considered liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion into common shares and a mechanism assigning losses to the instrument.

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

Complementary Net Worth (NWc): Tier 2

Tier 2 Capital includes (i) certain debt instruments of financial entities which are not included in Tier 1 Capital, and meet the regulatory criteria established in section 8.3.3 of Communication “A” 5580 (as amended and supplemented), (ii) share premium from instruments included in Tier 2 Capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank Rules on debtor classification and of financing with preferred security “A” not exceeding 1.25% of the assets measured for credit risk. Additionally, in the case of consolidated entities, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under NWc. The above-described items will be considered minus deductible items pursuant to section 8.4.2 of Communication “A” 5580 (as amended and supplemented) issued by the Central Bank, which is described below.

Moreover, debt instruments included under NWc must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Subordinated to depositors, unsecured creditors and the subordinated debt of the financial entity.

•	Not insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.

•	Maturity: (i) original maturity date within no less than 5 years, (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed, and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After 5 years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.

•	They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity.

Additionally, instruments included in Tier 2 Capital and CAn1, shall present the following conditions in order to assure their loss-absorbency capacity:

a)	Their terms and conditions must include a provision pursuant to which the instruments must absorb losses–either through a release from debt or its conversion into ordinary capital–once a triggering event has occurred, as described hereunder.

b)	If the holders receive compensation for the debt release performed, it should be carried out immediately and only in the form of common shares, pursuant to applicable regulations.

c)	The financial entity must have been granted the authorization required for the immediate issuance of the corresponding common shares in the case of a triggering event, as described below.

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened and the Central Bank rejects the regularization plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first), or (ii) upon the decision to capitalize the financial entity with public funds.

Further criteria regarding the eligibility of items included in the RPC calculation must be followed pursuant to the regulatory requirements of minority and other computable instruments issued by subsidiaries, subject to consolidated supervision by third parties. A minority shareholding may be included in COn1 of the financial entity if the original instrument complies with the requirements established for its qualification as common shares regarding the RPC.

Deductible items applied to the different capital levels:

Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within 5 business days. When the holdings in other financial entity’s capital (individually representing less than 10% of each issuer’s COn1) exceed 10% of the COn1 of the financial entity, net of deductions, the amount over 10% must be deducted from each one of the capital levels according to the following formula:

•	Amount to be deducted from COn1: the amount exceeding 10% multiplied by the proportion of holdings of COn1 over total capital interests.

•	Amount to be deducted from CAn1: the amount exceeding 10% multiplied by the proportion of holdings of CAn1 over total capital interests.

•	Amount to be deducted from NWc: the amount exceeding 10% multiplied by the proportion that represents the holdings of NWc over total capital interests.

Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital or when the issuer is a subsidiary of a financial entity according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; and (iii) securities issued are placed within 5 business days.

Limitations

Communication “A” 5580 (as amended and supplemented) establishes minimum thresholds regarding capital integration: (i) for COn1, the amount resulting from multiplying the capital risk weighted assets (“RWA”) by 4.5% ; (ii) for NWb, the amount resulting from multiplying RWA by 6% and (iii) for the RPC, the amount resulting from multiplying RWA by 8%. It is important to note that the RWA calculation results from multiplying the required minimum capital under Central Bank Rules by 12.5. The lack of compliance with any of these limitations is considered as an infringement to minimum capital integration requirements.

Pursuant to Communication “A” 5867, which became effective on March 1, 2016, RWA shall be calculated as follows:

RWA = RWAc + [(MR+OR) x 12.5]

Where:

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

Communication “A” 5398 of the Central Bank requires financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as

well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

The economic capital of financial institutions is the amount of capital required to pay not only unexpected losses arising from exposure to credit, operational and market risks, but also those arising from other risks to which the financial institution may be exposed.

Financial institutions must demonstrate that their internal capital targets are well-funded and adequate in terms of their general risk profile and operations. The ICAAP should take into consideration all material risks to which the institution is exposed. To this end, institutions must define an integral process for the management of credit, operational, market, interest rate, liquidity, securitization, graduation, reputational and strategic risks and use stress tests to assess potential adverse scenarios that may affect their regulatory capital.

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

By means of Communication “A” 5273 (as amended and supplemented), the Central Bank amended and restated its regulations regarding dividend distribution by financial institutions. Pursuant to such regulation, the Superintendency will review the ability of a financial entity to distribute dividends upon their request for approval. The request must be filed within 30 business days prior to the shareholders’ meeting that will consider dividend distributions. The Superintendency may authorize the distribution of dividends when each of the following circumstances are applicable during the month preceding the request:

(i)	the financial institution is not subject to a liquidation procedure or the mandatory transfer of assets ordered by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;

(ii)	the financial institution is not receiving financial assistance from the Central Bank;

(iii)	the financial institution is in compliance with its reporting obligations to the Central Bank;

(iv)	the financial institution is in compliance with minimum capital requirements (both on an individual and consolidated basis and excluding any individual franchise granted by the Superintendency) and with minimum cash reserves (on average), whether in Pesos, foreign currency or securities issued by the public sector; and

(v)	the financial institution is not subject to any significant fines, debarment, suspension, revocation or prohibition imposed in the last five years by the Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

Financial institutions that comply with all of the above-mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (“resultados no asignados”) at the end of the fiscal year, (ii) plus voluntary reserves for future dividend payments and (iii) minus voluntary reserves and mandatory statutory reserves and other items, such as (a) balance of account related to payments made under pesification judicial rulings; (b) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market; (c) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report; (d) individual exemptions for asset valuation granted by the Superintendency; (e) balance of judicial deposits in foreign currency and accounting value of such deposits as required by Law No. 25,561 and Decree No. 214/02; and (f) net results of losses due to application of rules for valuation of securities of the non-financial public sector and monetary regulations of the Central Bank.

Dividends cannot be paid, however, in any of the following circumstances:

•	if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro-forma position after making the dividend payment;

•	if the minimum regulatory capital after making the dividend payment is lower than the minimum capital required increased by 75%; and/or

•	if the entity did not comply with the applicable additional capital margins (as defined below).

In addition, for financial institutions that are branches of foreign financial institutions, the Superintendency will consider the liquidity and solvency of their headquarters and the markets in which they operate.

Pursuant to Communication “A” 5580, the minimum regulatory capital has to account for the requirement of counterparty risk capital for securitizations for every ongoing transaction at the time of determination.

In January 2015, within the scope of the principles of the Basel Committee on Banking Supervision, the Central Bank graded Banco Macro S.A. a domestic systemically important entity (D-SIB).

In November 2015, the Central Bank issued Communication “A” 5827 in force as of January 1, 2016, which aims to comply with the guidelines for the capital consolidation of the financial entities agreed in Basel III, introducing the capital conservation margin and the counter-cycle capital margin.

Communication “A” 5827 states that financial entities shall maintain a capital conservation margin in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

Financial entities considered domestic systemically important (“D-SIB’s”) or globally systemically important (“G-SIB’s”), shall have a capital level that permits a greater capacity for loss absorption, by virtue of negative externalities that the effects of insolvency of such entities or their foreign holdings could create in the financial system and the economy.

The conservation capital margin shall be 2.5% of the amount of risk-weighted assets (“RWA”). In cases of entities considered systemically important, the margin will be increased to 3.5% of the amount of capital risk weighted assets. These margins can be increased once again, according to the Counter-Cycle Margin, defined below. The conservation capital margin – increased in the case of entities considered systemically important – must be integrated exclusively with Common Equity Tier 1 (“COn1”), net from deductible items (“CDCOn1”).

When such margin is used, the entities must raise capital with new capital contributions, or reduce future distributions.

The dividend distribution shall be limited whenever the level and composition of the computable asset liability – even when it complies with the minimum capital requirements – is within the range of the capital conservation margin. This limitation reaches solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of Con1 are within the range of conservation margin. When the coefficient of Common Equity Tier 1 – Con1 as percentage of RWA – is within the range of margins conservation of capital, the restriction to the results distribution shall be increased whenever the coefficient of Con1 comes close to the minimum required in section 8.5.1 of regulations over “Minimum Capital for Financial Entities”. The following table shows the maximum percentages of dividend distribution, according to the compliance with the conservation margin presented:

Coefficient of Common Equity Tier 1 (COn1) net of deductions (CDcon1) – as percentage of RWA -.		Minimum coefficient of capital conservation – as percentage of dividend distribution -
Financial Entities – That are not categorized as D-SIB’s or G-SIB’s-	D-SIB’s and G-SIB’s Financial Entities
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	> 6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

Currently, the maximum limits required by the regulations are:

•	COn1/RWA: 4.5%

•	NWb/RWA: 6.0%

•	RPC/RWA: 8.0%

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Tier 1 (“CAn1”) or Tier 2 Capital (“NWc”), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital.

Only the remaining COn1, if any, can be computed to satisfy the applicable conservation margin, increased in function of the counter-cycle margin, if applicable.

Any entity that desires to exceed the dividend distribution limits shall finance this distribution by new contributions of COn1 in the excess amount.

The integration of the capital conservation margin shall occur as follows: financial entities must integrate additional capital equivalent to 2.5% of the RWA (3.5% for D-SIB’s and G-SIB’s entities) in a four year period: 2016 to 2019 in a proportion of 0.625% per year (0.875% for D-SIB’s and G-SIB’s entities).

Communication “A” 5827 also establishes the counter-cycle margin in order to allow the financial entities’ capital levels to correspond to the accumulative systematic risk associated with an excessive credit expansion and the macro-financial context. Pursuant to such communication, when the Central Bank considers that the credit growth is excessive, creating an increase in systematic risk, it can establish – with a twelve month advanced notice – the obligation to constitute a counter-cycle margin within a range of 0% to 2.5% of RWA. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished.

Financial entities with international activity shall consider the geographic location of their credit exposure with local and foreign residents of the private sector and calculate the counter-cycle margin as the mean between the required margins in foreign jurisdictions. This includes all credit exposure to private sectors subject to the requirement of credit risk capital.

In order to determine which jurisdiction corresponds to each exposure, the principle of ultimate risk shall be applied. Pursuant to this principle, one must identify the jurisdiction where the guarantor of the risk resides. The counter-cycle margin shall be observed by means of an increase in the conservation capital margin and shall be satisfied exclusively with Common Equity Tier 1, net of deductible concepts (“CDCOn1”).

For more information, see Item 8.A “Consolidated Statements and Other Financial Information—Amounts available for distribution and distribution approval process”.

Credit Risk

The minimum capital requirement in respect of counterparty risk (“CRC”) must be calculated according to the monthly balance. The capital requirement for counterpart risk is defined as:

CRC = k * (0.08* RWAc + no DvP + RCD) + INC + IP.

Variable “k”: Minimum capital requirements also depend on the CAMELBIG rating (1 is the strongest, 5 is the weakest) assigned by the Superintendency, which also determines the “k” value. This rating system complies with international standards and provides a broad definition of the performance, risks and perspectives of financial entities. Financial entities have to adjust their capital requirements according to the following “k” factors:

CAMELBIG Rating	K Factor
1	1.00
2	1.03
3	1.08
4	1.13
5	1.19

For the purposes of the calculation of the capital requirement, the rating will be that of the third month after the month of the most recent rating informed to the entity. For so long as no notice is given, the “k” factor will be equal to 1.03.

Variable “A” refers to computable assets/exposures; “PFB” is computable items which are not registered on the balance sheet (“off balance sheet items”), whether or not accounted for under memorandum accounts; “CCF” the conversion credit factor; and “p” refers to the weighting factor, expressed on a per unit basis.

“RWAc” stands for capital risk weighted assets calculated by adding the value obtained from applying the following formula:

A * p + PFB * CCF * p

“DvP” refers to failed delivery against payment transactions (for purposes of these rules, failed payment against payment (PvP) transactions are also included). The amount is determined by the addition of the amounts arrived at by multiplying the current positive exposure by the applicable capital requirement.

In addition, “no DvP” refers to transactions that do not involve delivery against payment. The amount is determined by the addition of the amounts arrived at by applying the weighting factor (p) on the relevant transactions.

“RCD” refers to requirements for counterparty risk in over-the-counter (“OTC”) transactions.

“INC” incremental minimum capital requirements based on any excess in the fixed assets and other ratios, the limitations established under “Credit risk fractioning” rules, and the limitations derived from the credit risk degree.

“IP” refers to the incremental minimum capital requirements derived from the general limit on the global net negative foreign currency position.

Pursuant to Communication “A” 5867, which will be effective as from March 1, 2016, the minimum capital requirement for credit risk will be calculated as follows:

CRC = (k x 0.08 x RWAc) + INC + IP

Variable “k”, as defined above.

RWAc: These are credit risk weighted assets, calculated by adding the following:

A x p + PFB x CCF x p + no DvP + (DVP + RCD+ INC(fractioning)) x 12.5

Variable “A” as defined above.

“no DvP”, as defined above.

“DvP”, as defined above.

“RCD”, as defined above.

“INC(fractioning)” means the incremental minimum capital requirements based on any excess over the following limits:

-	equity interest held in companies: 15%

-	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s computable regulatory capital for the last day before the relevant date, as prescribed in the rules on “Credit risk fractioning.”

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions.	20
Exposure to governments and central banks
To the Central Bank denominated and funded in pesos.	0
To the public non-financial sector denominated and funded in pesos, including securitized exposures.	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code).	0
To the public non-financial sector and the Central Bank. Other.	100
To other sovereign states or their central banks and other foreign public non-financial sector institutions.	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community.	0
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	0
Other.	100
Exposure to local financial institutions
Denominated and funded in pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	100
Exposure to foreign financial institutions	100
Exposure to local and foreign companies and other entities - including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”).	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Primary mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home.	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
Primary mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the lower of the real property market value or 60% of the mortgage loan.	50
On the remaining portion of the loan.	100
Delinquent loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Interests in companies	150
Exposures to central counterparty entities (CCP)	2-100
Other assets and / or items off the balance sheet	100

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations; and (c) financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent: (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated fiscalization, (iii) in the case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries; and (iv) in the case of guarantees granted locally, they are in turn guaranteed by their foreign branch headquarters or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

Interest rate risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements are intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

Market risk

Minimum capital requirements for market risks are computed as a function of the market risk of financial entities’ portfolios, measured as their value at risk (“VaR”). The regulation includes those assets traded on a regular basis in open markets and excludes those assets held in investment accounts, which must meet counterparty and interest rate risk minimum capital requirements.

There are five categories of assets. Domestic assets are divided into equity and public bonds/Central Bank’s debt instruments, the latter being classified in two categories based on whether their modified duration is less than or more than 2.5 years. Foreign equity and foreign bonds comprise two other categories and are also classified according to their duration, the latter of which is also broken up into two separate categories based on whether their modified duration is less than or more than 2.5 years. The fifth category is made up of foreign exchange positions, which are differentiated based on currency.

Overall capital requirements in relation to market risk are based on the sum of the five amounts of capital necessary to cover the risks arising from each category of assets.

Market risk minimum capital requirements must be met daily. Information must be reported to the Central Bank on a monthly basis. Since May 2003, the U.S. dollar has been included as a foreign currency risk component for the calculation of the market risk requirement and all assets and liabilities denominated in U.S. dollars are taken into account.

Pursuant to Communication “A” 5867, in force as of March 1st, 2016, market risk will be defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement will be the arithmetic sum of the minimum capital requirement for interest rate, stock, exchange rate and options risks. To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 5867, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in over-the-counter transactions involving derivatives and securities financing transactions (SFT) – such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

The minimum capital requirement for exchange rate risk will apply to the total position in each foreign currency. The minimum capital requirement for securities will be computed in respect of the instruments accounted for as part of the trading portfolio, which must be valued prudently (marked to market or marked to model). Instruments whose yield is determined in relation to CER must be considered fixed-rate securities. Whether recorded as part of the trading or of the investment portfolio, items to be deducted for purposes of calculating the RPC will be excluded from the calculation of the market risk minimum capital requirement.

Minimum capital requirement for interest rate risk: The minimum capital requirement for interest rate risk must be calculated in respect of any debt securities and other instruments accounted for as part of the trading portfolio, including any non-convertible preferred shares. This capital requirement is calculated by adding two separately calculated requirements: first, the specific risk involved in each instrument, either a short or a long position, and second, the general market risk – related to the effect of interest rate changes on the portfolio – a set off of the long and short positions held in different instruments will be allowed.

Minimum capital requirement for positions in stock. The capital requirement for the risk of holding equity positions in the trading portfolio applies to both long and short positions in ordinary shares, convertible debt securities that function like shares and any call or put options for shares, as well as any other instrument with a market behavior similar to that of shares, excluding non-convertible preferred shares, which are subject to the minimum capital requirement for interest rate described in the preceding paragraph. Long and short positions in the same security may be computed on a net basis.

Minimum capital requirement for exchange rate risk. The capital requirement for exchange rate risk establishes the minimum capital required to hedge the risk involved in maintaining positions in foreign currency, including gold. To calculate the capital requirement for exchange rate risk, entities must first quantify its exposure in each currency, and then estimate the risks inherent in the combination of long and short positions in different currencies.

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 5867 if the entity only purchases options – provided that the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month –, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative (“delta plus”) method, also contemplated in the regulation.

As from the effective date of Communication “A” 5867 and until August 31, 2016, financial entities will be required to calculate the market risk minimum capital requirement in accordance with the new method set forth in Communication “A” 5867 and also on an off-balance sheet basis, pursuant to the method in effect as of December 31, 2015, and to consider, for purposes of determining the minimum capital requirement, the result of the method involving the highest amount of the market risk capital requirements. After August 31, 2016, only the new method set forth in Communication “A” 5867 will be applicable.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 3171 provides the following:

(i)	Non-compliance reported by the institution: the institution must meet the required capital no later than the end of the second month after the date of non-compliance or submit a restructuring plan within 30 calendar days after the end of the month in which such non-compliance was reported. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including a prohibition to open branches in Argentina or in other countries, establish representative offices abroad, or own equity in foreign financial institutions, as well as a prohibition to pay cash dividends. Moreover, the Superintendency may appoint a representative, who shall have the powers set forth by the Financial Institutions Law.

(ii)	Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within 30 calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in the previous item will apply.

Furthermore, pursuant to Communication “A” 5282, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets (for failures occurring before March 1, 2016) or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks (for failures occurring after March 1, 2016), the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten business days, it must submit a regularization and reorganization plan within the following five business days and may become subject to an administrative proceeding initiated by the Superintendency.

Operational risk

The regulation on operational risk (“OR”) recognizes the management of OR as a comprehensive practice separated from that of other risks given its importance. OR is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk.

Financial institutions must establish a system for the management of OR that includes policies, processes, procedures and the structure for their adequate management. This framework must also allow the financial entity to evaluate capital sufficiency.

Seven OR event types are defined, according to internationally accepted criteria:

•	internal fraud;

•	external fraud;

•	employment practices and workplace safety;

•	clients, products and business practices;

•	damage to physical assets;

•	business disruption and system failures, and

•	execution, delivery and process management.

Financial entities are charged with implementing an efficient OR management system following the guidelines provided by the Central Bank. A solid system for risk management must have a clear assignment of responsibilities within the organization of financial entities. Thus, the regulation describes the roles prepared by each level of the organization in managing of OR (such as the roles of the board of directors, senior management and the business units of the financial institution).

A financial institution’s size and sophistication, and the nature and complexity of its products and processes, and the extent of the transaction determines the type of “OR Unit” required. For small institutions, this unit may even consist of a single person. This unit may functionally respond to the senior management (or similar) or a functional level with risk management decision capacity that reports to that senior management.

An effective risk management will contribute to prevent future losses derived from operational events. Consequently, financial entities must manage the OR inherent in their products, activities, processes and systems. The OR management process comprises:

a)	Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections done according to the business strategies defined by the financial institution. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, such as self-risk assessments, risk mapping and key risk indicators.

b)	Monitoring: an effective monitoring process is necessary for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.

c)	Control and mitigation: financial entities must have an appropriate control system for ensuring compliance with a documented set of internal policies, which involve periodic reviews (at least annually) of control strategies and risk mitigation, and adjust these as necessary.

Pursuant to Communication “A” 5282, the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last 36 months.

The OR formula is as follow:

The variables in the OR formula are defined as follows:

•	Cro: the capital requirement for operational risk.

•	a: 15%.

•	n: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.

•	IBt: gross income from 12-month consecutive terms, provided that it is a positive figure, corresponding to the 36 months preceding the month of calculation.

IB is defined as the sum of (a) financial and service income minus financial and service expenses and (b) other income minus other expenses.

The following items are excluded from items (a) and (b) above:

(i)	expenses derived from the creation or elimination of reserves during previous fiscal years and recovered credits during the fiscal year that were written off in previous fiscal years;

(ii)	profits or losses from holding equity in other financial institutions or companies, if these were deductible from RPC;

(iii)	extraordinary or unusual gains (i.e., those arising from unusual and exceptional events that resulted in gains) including income from insurance recovery; and

(iv)	gains from the sale of financial public sector notes, as set forth under the Central Bank regulations (“Valuación de instrumentos de deuda del sector público no financiero y de regulación monetaria del Banco Central de la República Argentina”).

New financial institutions must comply, in their first month, with an OR minimum capital requirement equivalent to 10% of the aggregate requirements determined for credit and market risks, in the latter case, for the positions on the last day of that month. As from the second and up to the thirty-sixth month, the monthly capital requirement will be equivalent to 10% of the average requirements determined for the months elapsed until, and including, the calculation period based on a consideration of the risks referred to in the preceding paragraph. From the thirty-seventh month onwards, the monthly requirement is calculated based on the OR formula.

Minimum cash reserve requirements

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions. Pursuant to Communication “A” 3498 (as amended and supplemented) as of March 1, 2002, the minimum cash requirement includes deposits and obligations for other financial intermediation transactions (overnight and fixed-term transactions).

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions, (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations, and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a 72 business hour term as from their deposit.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed-term deposit of UVIs (as defined below), the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, except for the period ranging from December of a year to February of the next year, period in which it shall be applied on a quarterly average. Such requirement shall be complied with on a separate basis for each currency in which the liabilities are denominated.

The table below shows the percentage rates that should be applied (from April 2014 for peso denominated amounts, and as from February 1, 2016, for foreign currency denominated amounts) to determine the required minimum cash reserve requirement, which in the case of transactions in Peso, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 5569 and Communication “A” 5873):

	Rate %
	Category I		Categories II to VI
	Pesos	Foreign Currency	Pesos	Foreign Currency
1-Checking account deposits	17		15
2-Savings account, basic account and free universal account	17	20	15	20
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Cese Laboral para los Trabajadores de la lndustria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	17	20	15	20
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	17	20	15	20
5-Unused balances of advances in checking accounts under executed overdraft agreements	17		15
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

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

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency for a certain month shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency to which the requirement applies, and may include the following:

1.	Accounts maintained by financial institutions with the Central Bank in Pesos.

2.	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

3.	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions and immediate transfer of funds.

4.	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

5.	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

6.	Minimum cash sub-account 60, authorized in the Registration and Settlement Central for Public Debt and Financial Trusts – CRYL (“Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros – CRYL”) for public securities and securities issued by the Central Bank at their market value.

These eligible items are subject to review by the Central Bank and may be changed in the future.

The Central Bank pays interest on reserve requirements up to the legal cash requirement level established for term transactions. Reserves in excess of that requirement will not be compensated.

Compliance time deposits in public bonds must be done with holdings marked to market and of the same type, only in terms of monthly status. Holdings must be deposited in special accounts at the Central Bank.

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the month to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period.

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 50% of the total required cash reserve, excluding the requirement for incremental deposits, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate. The daily minimum required is 70% when a deficit has occurred in the previous month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos are subject to a penalty equal to twice the private banks’ BADLAR rate for deposits in Pesos for the last business day of the month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in foreign currency are subject to a penalty equal to twice the private banks’ BADLAR rate for deposits in U.S. dollars or twice the 30-day U.S. dollar LIBOR rate for the last business day of the month (whichever is higher).

Minimum cash requirements may decrease with (i) the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” created by Resolution 671/2014 of the Ministry of Economy and (ii) the payment of social security benefits. Minimum cash requirements may increase with a defect in the application of credit quotas to clients other than MiPyMEs.

Internal liquidity policies of financial institutions

Pursuant to Communication “A” 5693 financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the impact on credit availability, and (iii) the ability to obtain funds by selling government debt securities and/or own assets.

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the liquidity coverage ratio (“LCR”), which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., general manager) will be necessary.

In addition, financial institutions must designate a director or advisor who will receive reports at least weekly, or more frequently if circumstances so require, such as when changes in liquidity conditions require new courses of action to safeguard the entity. In the case of branches of foreign financial institutions the reports must be delivered to the highest authority in the country.

Appointed officers and managers will be responsible for managing the liquidity policy that, in addition to monitoring the LCR, includes taking the necessary steps to comply with minimum cash requirements.

Financial institutions must report the list of such officers and directors, as well as any subsequent changes, to the Superintendency within 10 calendar days from the date of any such change.

Liquidity Parameters

In addition to the liquidity coverage ratio, there are other parameters that are used as systematic tools of control. These policies contain specific information regarding cash flows, balance structure and available underlining assets free of charge. These parameters, along with the liquidity coverage ratio, offer basic information to evaluate the liquidity risk. The included parameters are:

•	Gaps in contractual terms;

•	Funding Concentration; and

•	Available assets free of restrictions.

Credit risk regulation

The regulations on credit risk establish standards in order to reduce such risk without significantly eroding average profitability. There are three types of ratios that limit a lender’s risk exposure, namely: risk concentration limits, limits on transactions with customers on the basis of the institution’s capital and credit limits on the basis of the customer’s net worth.

Risk concentration: regulations include the concept of risk concentration, defined as the sum of loans that individually exceed 10% of the financial institution’s RPC. Total operations may not exceed, at any time:

•	three times the institution’s RPC for the previous month, without considering the operations involving local financial institutions;

•	five times the institution’s RPC for the previous month, on total financings; and/or

•	ten times the institution’s RPC for the previous month, for second tier commercial banks when taking into account transactions with other financial institutions.

The three times and five times limits listed above are increased to four times and six times the institution’s RPC for the previous month, respectively, whenever increases are allocated to provide assistance to trusts or fiduciary funds from the non-financial public sector.

Loans (other than inter-bank loans) that exceed 2.5% of the financial institution’s RPC must be recommended by senior management and approved by the institution’s board of directors or similar authority.

Diversification of risk: Financial institutions must ensure that their loan portfolio is diversified among the highest possible number of individuals or companies and across all economic sectors to avoid a concentration of risk arising from a small group of individuals or companies or related to a specific sector that could significantly affect the institution’s net worth.

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

Limits on credit assistance

Maximum individual limits on credit assistance for non-related clients are calculated as a percentage of the financial institution’s RPC.

Maximum limits for credit assistance to non-financial public sector are as follows:

Transactions with the non-financial public sector	Maximum limit (*)
i) Transactions with the national public sector	50%
ii) Transactions with each provincial jurisdiction or the City of Buenos Aires	10%
iii) Transactions with each municipal jurisdiction	3%

(*)	Individual limits will be increased by 15% when the increase is applied to financial assistance granted to trusts or fiduciary funds, subject to certain conditions and related to the financing of public sector or the inclusion of debt instruments issued by them.

Globally, lending to the public sector cannot exceed 75% of the institution’s RPC. Monthly average daily credit assistance to the public sector cannot exceed 35% of a financial institution’s assets at the last day of the previous month.

Maximum limits for credit assistance to the non-financial private sector of the country and non-financial sector abroad are as follows:

Transactions with the non-financial private sector of the country and non-financial sector abroad	Maximum limit
i) For each borrower
a) Unsecured financings	15%
b) Total financings (secured or unsecured) and/or collateralized obligations including financings guaranteed by third parties	25%
ii) For each Reciprocal Guarantee Company (RGC) (including affiliates) or public guarantee fund	25%
iii) For each export credit insurance company	15%

Maximum limits for credit assistance to the financial sector of the country are as follows:

Transactions with the financial sector of the country	Lender	Taker
		Rated 1, 2 or 3		Rated 4 or 5
i) Financing by a financial institution that is not a second tier commercial bank to a local financial institution.	Rated 1, 2 or 3	25	%*	25%
	Rated 4 or 5	25%		0%

ii) Financing by a financial institution that is a second tier commercial bank	Rated 1, 2 or 3 Rated 4 or 5	100 100	% %	100 0	% %

*	This limit can be divided in two segments, with and without collateral, in each case by 25% subject to compliance with certain requirements.

Maximum limits for credit assistance to the financial sector abroad are as follows:

Transactions with the financial sector abroad	Maximum limit
i) Investment grade banks	25%
ii) Non-investment grade banks	5%

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

Limits for Affiliated Individuals

The aggregate amount of relevant transactions with affiliated companies or individuals may not exceed at any time the limits of the financial institution’s net worth as of the last day of the month prior to the month of calculation, according to the following general rules:

•	in the case of local financial institutions which have transactions that are subject to consolidation by the lender or borrower, when the entity receiving financial assistance (i) has received a grade 1 rating by the Superintendency, the financial institution can provide assistance in an amount up to 100% of its computable net worth; or (ii) has received a grade 2 rating by the Superintendency, general financial assistance can be provided for an amount up to 10% of the financial institution’s computable net worth; and additional assistance in an amount up to 90% of said computable net worth as long as loans and other credit facilities mature within 180 days;

•	in the case of local financial institutions not included in (i) above, the financial institution can provide assistance in an amount up to 10% of its computable net worth; and

•	in the case of other related local companies that exclusively provide complementary services to the activity performed by the financial institution, as well as related foreign banks rated “investment grade,” such companies may receive assistance in an amount of up to 10% of the computable net worth of the financial institution which grants assistance.

If the financial institution has a rating of 4 or 5, financial assistance to a related person or company cannot be granted, except in certain special situations.

Finally, the total non-excluded amount of financial assistance provided to, and the shareholder participation in the related individuals and companies by a financial institution cannot exceed 20.0% of the institution’s Argentine regulatory capital, except when the applicable individual limit is 10.0% (Communication “A” 3129).

Under Central Bank Rules, a person (either an individual or a company) is “related” to a financial institution (and thus part of the same “economic group”):

•	if the financial institution directly or indirectly controls, is controlled by, or is under common control with, such person;

•	if any institution has shared directors with the entity or company that has direct or indirect control of the financial entity or with the financial entity, whenever those directors jointly make up the simple majority of each of boards; or

•	as an exception, determined by the Board of Directors of the Central Bank (pursuant to a proposal from the Superintendency).

In turn, control by one person over another is defined under such regulations as:

•	holding or controlling, directly or indirectly, 25.0% or more of the voting stock of the other person;

•	having held 50% or more of the voting stock of the other person at the time of the last election of directors;

•	holding, directly or indirectly, any other kind of participation in the other person (even if it represents a participating interest below the abovementioned percentages) so as to be able to prevail in its shareholders’ or board of directors’ meetings; or

•	when the Board of Directors of the Central Bank, pursuant to a proposal from the Superintendency, determines that a person is exercising a controlling influence, directly or indirectly, in the direction or policies of another person.

The regulations contain several non-exclusive factors to be used in determining the existence of such controlling influence, including, among others:

•	the holding of a sufficient amount of the other person’s capital stock as to exercise influence over the approval of such person’s financial statements and payment of dividends;

•	representation on the other person’s board of directors;

•	significant transactions between both persons;

•	transfers of directors or senior officers between both persons;

•	technical and administrative subordination by one person to the other; and

•	participation in the creation of policies by one person to the other.

Interest rate and fee regulations

Maximum lending rates

Pursuant to Communication “A” 5590, which was in force from June 2014 to December 2015, the Central Bank established limits to lending rates applicable to consumer financing with respect to personal loans and pledge loans granted to retail customers, that are not considered as micro, small and medium size companies (MiPyMEs).

Pursuant to these limits, two groups of institutions were defined: (i) financial entities with non-financial private sector deposits in Pesos, taking into account the average of the three months prior to April 2014, equal to or higher than 1% of the total non-financial private sector deposits of the financial system (Group I) and (ii) all other financial institutions (Group II).

In the case of institutions falling under Group I, the Central Bank would publish on a monthly basis the maximum interest rates that these financial institutions were authorized to apply to each financing disbursed and/or restructured. The maximum interest rates were based on the product of multiplying the most recent “reference interest rate” (as published by the Central Bank and based on the simple average of the cut-off rates applicable to Central Bank bills for a term closest to 90 days, two months before the disbursement) by the following multiples: (i) in respect of pledge loans: 1.25; (ii) in respect of overdrafts, credit card loans and mortgages on housing assigned to financial institutions by third parties, as receivables in respect to trusts where trust assets were constituted by them, and as collateral for granting loans: 2.00; and (iii) in respect of personal loans: 1.45.

In the case of Group II, the multiples used were as follows (i) in respect of pledge loans: 1.40; (ii) in respect of overdrafts, credit card loans and mortgages on housing assigned to financial institutions by third parties, as receivables in respect to trusts where trust assets were constituted by them, and as collateral for granting loans: 2.00; and (iii) in respect of personal loans: 1.80.

On December 17, 2015, the Central Bank issued Communication “A” 5853, pursuant to which the provisions that established maximum interest rates applicable to the lending transactions described above ceased to have effect in respect of any new transactions conducted as from and including such date. In addition, Communication “A” 5853 established the basic requirement that compensatory interest rates be freely agreed upon among financial institutions and their customers in accordance with established provisions under applicable statutory regulations, such as Central Bank Rules which state the maximum interest rate applicable to credit card facilities.

Minimum term deposit rates

Pursuant to Communication “A” 5640, which was in effect from October 2014 to December 2015, the Central Bank established minimum interest rates applicable to term deposits made by individuals (in a principal amount equal to or lower than the amount currently covered by SEDESA) (i.e., deposits not exceeding Ps.350,000). Communication “A” 5659, as amended and restated, increased the monthly contribution that banks were required to set aside each month to fund the Deposits Guarantee Fund (“Fondo de Garantía de los Depósitos”) from 0.015% to 0.060% of the monthly average of the daily deposits balance. Communication “A” 5943, in effect from April 7, 2016, established the contribution of 0.015% of daily deposits balance monthly average, as recorded second months prior. In addition, Communication “A” 5943 increased to Ps.450,000 the limit for amount covered by SEDESA.

The interest rate applicable to such deposits could not be lower than the result of multiplying the most recent “reference borrowing rate” (as published by the Central Bank and based on the simple average of the cut-off rates applicable to Central Bank bills for a term closest to 90 days, two months before the withdrawal of the deposits) by the following multiple, depending on the original term of each deposit: (a) from 30 to 44 days: 0.91, (b) from 45 to 59 days: 0.93 and (c) from 60 to 119 days: 0.97, (d) from 120 to 179 days: 0.98 and (e) over 180 days: 0.99.

On December 17, 2015, the Central Bank issued Communication “A” 5853, pursuant to which the provisions that established minimum interest rates applicable to the term deposits described above ceased to have effect in respect of any new transactions conducted as from and including such date. The remuneration for fixed-rate deposits will be established at a rate freely agreed upon among the parties.

Fees

On October 6, 2013, the Central Bank issued Communication “A” 5460, granting broad protection to financial services customers. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. Fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification.

On December 23, 2014, the Central Bank issued Communication “A” 5685 amending Communication “A” 5460, setting forth that any increase in commissions of new products or services must have the prior authorization of the Central Bank.

On August 21, 2015, the Central Bank issued Communication “A” 5795 (as amended and supplemented by several regulations, including but not limited to Communication “A” 5828) establishing additional rules aimed at protecting financial services customers by reinforcing regulations that prohibit financial institutions from charging fees and commissions related to insurance products that financial services customers purchase as accessories of financial services, regardless of whether it is a customer request or a condition set by the financial institution to access the financial service. In this regard, beginning on November 13, 2015, financial institutions may not receive remunerations or profits from such insurance products or receive remunerations or profits, directly or indirectly, from insurance companies with respect to such products.

On March 21, 2016, the Central Bank issued Communication “A” 5927 (as supplemented by Communication “A” 5928) that established new rules aimed at protecting the financial user and an increase of the banking services use. In this regard, beginning on April 1, 2016, the electronic transfers ordered or received by clients categorized as financial services costumers will not be charged with fees or commissions.

For clients that do not meet this category, as companies, transfers of funds up to Ps.250,000, ordered or received by electronic means, will not be charged fees or commissions. Communication “A” 5927 also established that immediate transfers of funds up to Ps.100,000 per day and account can be made via internet (“home banking”) every day of the year.

On March 21, 2016, the Central Bank issued Communication “A” 5928, pursuant to which all saving accounts shall be free, including the use of the corresponding debit card. In this regard, all existing saving accounts shall be now free of charge, as well as for new clients. The saving accounts shall not have amount limits or any charge related to their creation, maintenance or renovation. In addition, pursuant to such regulation, commissions could be increased up to 20%, but such increase must be informed to the client 60 days in advance. Furthermore, as of September 1, 2016 commissions’ caps are eliminated, but financial institutions will have to inform its customers the commissions that other financial entities are charging.

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments (the “2012 Quota”), according to the terms and conditions described therein. Subsequently, the Central Bank issued Communication “A” 5380 and “A” 5449 (the “2013 Quota”), “A” 5516 and “A” 5600 (the “2014 Quota”), “A” 5681 and “A” 5771 (the “2015 Quota”), establishing new regulations applicable to credit facilities for productive investments (the “Quota”). The 2012 Quota, the 2013 Quota, the 2014 Quota and the 2015 Quota are not cumulative and must be complied with, independently, in each year. Financial Institutions subject to this regime are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or those whose average total deposits over a related three-month period are equal to or greater than 1% of the total deposits in the financial system.

2012 Quota

Financial entities included in the 2012 Quota must extend credit facilities for an amount equal to at least 5% of deposits of non-financial private sector deposits in Pesos, calculated according to the average balances as of the end of June 2012.

The maximum interest rate is 15.01% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 400 basis points.

The 2012 Quota must target at least 50% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the 2012 Quota must be granted by December 31, 2012.

2013 Quota

Financial entities included in the 2013 Quota must extend credit facilities for an amount equivalent to 5% of the non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of November 2012 for the first tranche, and as of the end of May 2013 for the second tranche.

The maximum interest rate is 15.25% fixed per annum for at least the first 36 months (for both tranches). After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 400 basis points.

The 2013 Quota must target at least 50% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the first tranche must be granted by June 30, 2013. Financing under the second tranche must be granted by December 31, 2013.

2014 Quota

Financial entities included in the 2014 quota must extend credit facilities for an amount equivalent to 5% of the nonfinancial private sector deposits in Pesos, calculated according to the balance resulting as of the end of November 2013, for the first tranche, and for an amount equal to at least 5.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of May 2014, for the second tranche.

The maximum interest rate for the first tranche is 17.50% and for the second tranche is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

The 2014 Quota must target 100% of the credit facilities rendered to micro, small- and medium-sized enterprises. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing under the first tranche must be granted by June 30, 2014. Financing under the second tranche must be granted by December 31, 2014.

The maximum interest rate for the second semester of 2014 Quota is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

2015 Quota

Financial entities included in the 2015 Quota must extend credit facilities in the first tranche for an amount equal to at least 6.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the average balances of November 2014, and in the second tranche for an amount equal to at least 7.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the average balances of May 2015.

The maximum interest rate for the 2015 Quota was established at a fixed 19% per annum for the first tranche and at a fixed 18% per annum for the second tranche, for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the BADLAR rate in Pesos plus 150 basis points for the first tranche and BADLAR rate in Pesos plus 50 basis points for the second tranche.

The 2015 Quota must target 80% of the credit facilities rendered to micro, small- and medium-sized enterprises. The remaining 20% can target enterprises that exceed the maximum established for their area of activity in the rules on “micro-, small- and medium- sized enterprises” and that the total exports do not exceed the 20% of total sales of the last financial year. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. All financing under the 2015 Quota must be granted by December 31, 2015.

Financing Lines for production and financial inclusion

Central Bank Communication “A” 5874, dated December 31, 2015, established regulations over “Financing Lines for production and financial inclusion” corresponding to the first semester of 2016. These regulations are effective from January 4, 2016 to June 30, 2016.

Financial entities acting as financial agents for the national, provincial, Autonomous City of Buenos Aires’ and/or municipal governments and/or whose share in the non-financial private sector deposits in pesos in the financial system is equal to or greater than 1%, based on the simple average of daily balances of the non-financial private sector deposit in pesos for the previous calendar six-month period, will be required to extend credit facilities equivalent to at least 14% of the non-financial private sector deposits in pesos, calculated on the basis of the monthly average of daily balances in November 2015.

Not less than 75% of the quota must be allocated to credit facilities intended for micro-, small- and medium- sized enterprises.

Communication “A” 5874 established the type of financing which may be considered eligible to this, which includes the following:

(i)	financing of investment projects (for the purchase of capital goods and/or the construction of facilities necessary for the production of goods and/or services and for the commercialization of goods and/or services; financing of working capital for investment projects; the purchase of real estate; financing for the purchase of motor vehicles and machinery; among others);

(ii)	discount of deferred payment checks, certificates of public works and trade acceptances for customers that are micro-, small- and medium- sized enterprises for up to an amount equivalent to 15% of the quota;

(iii)	inclusion, by means of an assignment or discount, of financing facilities provided to users of financial services, or of receivables in respect of trusts whose trust assets consist – primarily – of such financing provided by financial entities not included within the scope of the above mentioned rules, with a total nominal annual financial cost not exceeding 27%, which may amount to up to 5% of the quota;

(iv)	Microcredit extended to micro entrepreneurs that meet certain requirements. On a supplemental basis, micro entrepreneurs may be granted loans for the purchase of consumption goods or services;

(v)	Loans extended to natural persons at an interest rate of up to a nominal annual 22% for the first year and as from the second year, if the above rate is not maintained, at a variable interest rate equivalent to the peso BADLAR rate charged by private banks, plus 150 basis points. The proceeds of these loans must be used directly for the purchase of a sole family dwelling for the respective family group. This type of financing may collectively amount to up to 10% of the quota;

(vi)	Mortgage loans extended to individuals for the purchase, construction or enlargement of dwellings, at an interest rate of up to a nominal annual 22% for the first year and as from the second year, if the above rate is not maintained, at a variable interest rate equivalent to the peso BADLAR rate charged by private banks, plus 150 basis points. These loans may collectively amount to up to 10% of the quota; and

(vii)	Assistance provided to natural persons and/or legal entities in areas where an emergency situation prevails as a result of natural disasters. This assistance may amount to up to 15% of the quota.

The maximum interest rate to be applied, except for the financing facilities described in items (iii), (v) and (vi) above, will be a nominal annual fixed rate of 22%. The rate will be free for transactions with customers who do not meet the conditions of a micro-, small- or medium-sized enterprise.

Financing facilities must be denominated in pesos and have – at the time of disbursement – an average maturity period equal to or longer than 24 months, based on weighted principal maturities, and the total maturity period must not be less than 36 months. Financing facilities described in item (i) above and to be used for working capital purposes must have an effective weighted average maturity period equal to or longer than 24 months. The discount transactions contemplated in items (ii) and (iii) will not be subject to a minimum maturity period requirement. The mortgage loans referred to in item (vi) must have a minimum maturity period of 10 years.

The entities may make up this portfolio with loans extended on a joint basis with other entities, in the relevant proportion.

In case early pre-payment is accepted, only debtors will be entitled to such pre-payment right.

Loans and Housing Units

On April 8, 2016, the Central Bank issued Communication “A” 5946, pursuant to which banks are enabled to take deposits and issue new loans that can be CER adjustable and denominated in housing units (“UVIs”), a new unit created by such communication. The Central Bank will periodically publish the daily value of each UVI in Pesos for deposits and loans. These new instruments will initially be offered by six entities, including us.

Foreign Exchange System

During the first quarter of 2002, the Argentine government established certain foreign exchange controls and restrictions.

On February 8, 2002, Decree No. 260 was issued, establishing as of February 11, 2002 a Local Foreign Exchange Market (“Mercado Único y Libre de Cambios”) system through which all foreign exchange transactions must be traded at exchange rates to be freely agreed upon.

On this date, the Central Bank issued Communications “A” 3471 and “A” 3473, which stated that the sale and purchase of foreign currency can only be performed with entities authorized by the Central Bank to operate in the foreign exchange. Item 4 of Central Bank Communication “A” 3471 stated that the sale of foreign currency in the local exchange market shall in all cases be against local currency.

Regulations imposed by the Central Bank have been subject to further modifications as of the date of this document. For further information, see Item 10.D “Exchange Controls.”

Foreign currency lending capacity

The Regulations on the allocation of deposits in foreign currencies, Communication “A” 4851 as amended, establish that the lending capacity from foreign currency deposits net of the minimum cash requirement, including interfinancial loans, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise and financing of providers of services to be exported; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public or its main activity is production, processing and/or collection of listed merchandise that is normal or usual in foreign markets and the financing for such merchandise is comparable to the previous year; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers and/or firm sale contracts in foreign currency; (d) other financing for exporters, that expect future payment that is in foreign currency and bill in foreign currency that is registered in the country, for a reasonable amount relative to the commercial activity and its financing of investment projects; (e) financing for working capital or purchase of any kind of goods–including temporary imports of commodities that increase or are related to the production of goods to be exported, including syndicated loans, with the participation of local or foreign financial institutions; (f) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (g) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above (excluding syndicated loans); (h) financings for purposes other than those mentioned in (a) to (e) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity; (i) inter-financing loans (any inter-financing loans granted with such resources must be identified).

Communication “A” 5534, as amended, provides the rates for the integration of the minimum currency amount, for operations in foreign currency.

The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.

General Exchange Position

The general exchange position (“GEP”) includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by OECD members’ governments with a sovereign debt rating not below “AA”, certificates of time deposits in foreign institutions (rated not less than “AA”), correspondents’ debit and credit balances and the third parties funds pending of settlement. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two business days and correspondent balances for third-party transfers pending settlement.

It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad (Communication “A” 4646 and “A” 4814).

The GEP ceiling is calculated every month and updated the first business day of the month. Pursuant to the relevant reporting system regulations this ceiling is set at 15.0% of the amount equivalent in U.S. dollars to the RPC at the end of the month immediately preceding the last month when filing with the Central Bank has already expired.

It will be increased by an amount equivalent in U.S. dollars to 5.0% of the total amount traded by the institution on account of the purchases and sales of foreign currency with clients in the calendar month prior to the immediately preceding month, and by 2.0% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody, recorded by the institution at the end of the calendar month prior to the immediately preceding month. If the resulting ceiling is lower than US$8.0 million, the limit shall be set at US$ 8.0 million (Communication “A” 4646, “A” 4814, “A” 5837 and “A” 5850).

Institutions authorized to trade in exchanges failing to comply with the GEP ceilings or the exchange reporting regulations should refrain from exchanging until they are in compliance with the above (Communication “A” 4646).

Financial institutions can seek prior authorization from the Central Bank to exceed the prescribed limits, where required to meet specific needs and for a pre-determined period of time, which authorization may be granted provided it is consistent with the Central Bank’s monetary and foreign exchange objectives.

Foreign Currency Net Global Position

All assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) are included in the net global position, including derivatives contracts related to those concepts (for ongoing and completed operations).

In addition, forward transactions under master agreements entered within domestic self-regulated markets paid by settlement of the net amount without delivery of the underlying asset are also included.

Likewise, participation certificates or debt instruments issued by financial trusts and credit rights with respect to ordinary trusts will be considered, in the corresponding ratio, when its underlying assets consist of foreign currency assets.

Deductible assets for determining RPC, securities issued by the Argentine government for up to the amount of primary placements carried out since November 1, 2014, any included items recorded by the financial entity in its foreign branches and the Argentine U.S. Dollar Sovereign Bonds (BAADE) purchased under primary placements are excluded from the ratio.

Limits:

•	Negative Foreign Currency Net Global Position (liabilities exceeding assets):

As from January 1, 2007 (Communications “A” 4577 and 4598 of the Central Bank) this position could not exceed 15% of the RPC for the applicable preceding month.

This limit may be increased by up to 15 percentage points provided the records of the relevant financial institution show both: (i) Peso-denominated medium- and long-term financing operations, excluding potential liabilities, in accordance with “Debtor Classification” rules, extended to customers in the private non-financial sector for an amount equivalent to the increase of such general limit measured as a monthly average of daily balances. For this purpose, any financing balances with an average term recorded as of the last day of the month corresponding to the foreign currency net global position will be deemed included, provided such term exceeds four years, based on weighted principal maturity dates and not taking into account CER estimates, if any, without regard to the intended use of the proceeds and form of implementation of the transaction; and (ii) an increased minimum capital requirement for credit risk equivalent to the amount of the increase of the general limit of the negative foreign currency net global position of the relevant month.

•	Positive Foreign Currency Net Global Position (assets exceeding liabilities):

As from September 2014, based on Communication “A” 5627 of the Central Bank, this position could not exceed 20% of the RPC for the applicable preceding month or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “Fixed assets and other concepts ratio”).

As from November 30, 2015, based on Communication “A” 5834 of the Central Bank, this position could not exceed the lesser of 15% of the RPC for the applicable preceding month or the entity’s own liquid assets and as from December 9, 2015, the position could not exceed the lesser of 10% of the RPC, computed for the applicable preceding month, or the entity’s own liquid assets.

Effective as from February 1, 2016, based on Communication “A” 5851, the Positive Foreign Currency Net Global Position must not exceed 15% of the lesser of the RPC, computed for the applicable preceding month, or the entity’s own liquid assets. From March 1, 2016 the limit to the Positive Foreign Currency Net Global Position is extended to 20% and since April 1, 2016 the limit is reduced to 10%.

This limit should be extended by the amount of the increase in the daily balances between January 2014 and the previous day of the net global position, of the credit lines from abroad settled through the MULC converted to Pesos at the reference exchange rate.

Positive Foreign Currency Net Global Position limit for term transactions:

To determine the positive foreign currency net global position for term transactions should be considered relevant items included in other credits from financial intermediation, other liabilities from financial intermediation and off-balance sheet derivatives denominated in foreign currency, excluding any such items related to repurchase agreements. To this end, financial entities must not deduct sales transactions entered into with “related parties” (with some exemptions).

As from November 30, 2015, Central Bank Communication “A” 5834 established that the daily positive foreign currency net global position for term transactions (the daily balance converted to Argentine pesos at the reference exchange rate) could not exceed 7.5% of the RPC computed for the applicable previous month and as from December 9, 2015, this position could not exceed the lesser 5% of the RPC for the applicable preceding month or the entity’s own liquid assets.

Effective as from February 1, 2016, based on Communication “A” 5851, the positive foreign currency net global position for term transactions must not exceed 7.5% of the RPC. As from March 1, 2016 the positive foreign currency net global position for term transactions is extended to 10% and reduced to 5% from April 1, 2016 pursuant to Communication “A” 5935.

Pursuant to Communication “A” 5894, in force as of February 1st, 2016, transactions of term purchase for hedging of the financial entity that are originated in foreign currency financings are excluded for the calculation.

The excesses of these ratios are subject to a charge equal to 1.5 times the nominal interest rate of the Peso denominated Lebac (Central Bank bill).

In addition to the above-mentioned charge, sanctions set forth in Section 41 of the Financial Institutions Law shall apply (including: caution; warning; fine; temporary or permanent disqualification to dispose of a banking current account; temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of surveillance committees, comptrollers, liquidators, managers, auditors, partner or shareholders; and license revocation).

Rosario Futures Index (“ROFEX”) U.S. dollar futures state of emergency

On December 14, 2015, Argentina Clearing S.A. and Mercado a Término de Rosario S.A. resolved, through Communication 657 (subject to the CNV’s express approval, which was subsequently granted): (i) to declare a state of emergency with respect to any open positions as of such date involving U.S. dollar futures contracts maturing prior to June 2016 and entered into after September 29, 2015; and (ii) to provide, in respect of any open purchased positions as of such date involving U.S. dollar futures maturing prior to and including June 2016, the following remedies: (a) the original transaction price was adjusted by adding Ps.1.25 per U.S. dollar for those transactions opened from and including September 30, 2015 to and including October 27, 2015; (b) the original transaction price was adjusted by adding Ps.1.75 per U.S. dollar for those transactions opened as of October 28, 2015.

The adjustments referred to in the preceding paragraph were applied by registering a sale transaction at the original transaction price and a simultaneous purchase at the original price plus the amount indicated in items (a) and (b) above, which caused a novation of the transactions involved into new transactions at the new established price.

For the purposes of complying with registration requirements involving the relevant ROFEX and Argentina Clearing S.A. transactions, the Central Bank was registered as counterparty to such transactions.

Assignment of foreign exchange positions by financial and foreign exchange entities

On December 17, 2015, Communication “A” 5852 provided that financial entities authorized to deal in exchange transactions and foreign exchange entities were required to sell to the Central Bank their respective positive foreign currency positions at closing on December 16, 2015, valued at the reference exchange rate of such date, and then repurchase them in full. The repurchase transaction could be effected on December 17, 18 or 21, 2015, at the Central Bank’s choice, at the reference exchange rate prevailing on the day of the repurchase.

In particular, an open purchase position in U.S. dollar futures traded on ROFEX and having had its original price adjusted as provided under Item II) of Communication 657 of Argentina Clearing and Mercado a Término de Rosario S.A. was required to be sold to the Central Bank at the adjusted original price resulting from the enforcement of such Communication, and then repurchased in full at the reference exchange rate prevailing on the day of the repurchase.

For the purpose of exercising the repurchase date option contemplated in the first paragraph, the entities were required to submit a letter signed by its president or chief local officer to the General Operations Sub-department before 10:00 a.m. of the selected day, expressly stating the decision it had adopted.

If an entity failed to exercise the option contemplated in the first paragraph or to comply with any of the formal requirements set forth above, the repurchase was to be completed on December 22, 2015 at the reference exchange rate prevailing on such date.

The notion of “foreign currency position” referred to above was determined as follows: (i) for foreign exchange bureaus, agencies and offices: their general exchange position; and (ii) for financial entities authorized to deal in foreign exchange transactions: their net global foreign currency position, less any net assets corresponding to their liabilities in foreign-currency denominated government securities, based on the currency in which the respective financial services were paid (either a foreign currency or U.S. dollar-linked Argentine pesos).

If the determined foreign currency position was negative, no sale to the Central Bank and repurchase was required.

Fixed Assets and Other Items

The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.

Such fixed assets and other items include the following:

•	Shares of local companies;

•	Miscellaneous receivables;

•	Property and equipment; and

•	Other assets.

The calculation of such assets will be effected according to the month-end balances, net of depreciations, accumulated amortizations and allowances for loan losses.

Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.

Credit Ratings

Communication “A” 5671 issued on November 28, 2014 supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company. Where provisions require certain international ratings, the criteria set forth by Communication “A” 5671 govern.

The provisions of Communication “A” 5671 are basic guidelines to properly assess the credit risk that financial institutions must observe when implementing Central Bank Rules including the requirement of a particular rating and do not replace the credit assessment that each financial institution must make to their counterparts. International credit ratings that refer to these provisions shall be issued by rating agencies that have a code of conduct based on the “Principles of the Code of Conduct for Agents Rate Risk” issued by the International Organization of Securities Commissions (“IOSCO”).

Annex II of Communication “A” 5671 provides a table regarding the new qualification requirements for financial institutions. This table classifies the credit ratings requirements for different transactions.

Debt Classification and Loan Loss Provisions

Credit Portfolio

The regulations on debt classification are designed to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.1,250,000 to micro-credit institutions and commercial loans of up to Ps.2,500,000 with or without preferred guarantees when the institution elected. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.2,500,000, the repayment of which is linked to the evolution of its productive or commercial activity are classified as commercial loans. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

Under the current debt classification system, each customer, as well as the customer’s outstanding debts, are included within one of six sub-categories. The debt classification criteria applied to the consumer loan portfolio are primarily based on objective factors related to customers’ performance of their obligations or their legal standing, while the key criterion for classifying the commercial loan portfolio is each borrower’s paying ability based on their future cash flow.

Commercial loans classification

The principal criterion used to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank Rules, commercial loans are classified as follows:

Classification	Criteria
Normal Situation	Borrowers that demonstrate their ability to comply with their payment obligations. High repayment capacity.

Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special Monitoring/ Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes: (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary; or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

Consumer or housing loans classification

The principal criterion applied to loans in the consumer and housing portfolio is the length of period for which such loans remain overdue. Under Central Bank Rules, consumer and housing borrowers are classified as follows:

Classification	Criteria
Normal Situation	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable Loans	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

Minimum Credit Provisions

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Normal situation””	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable according to Central Bank’s Rules”	100%	100%

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

Minimum frequency for classification review

In accordance with Central Bank Rules financial institutions are required to develop procedures for the analysis of the credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of its situation concerning objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for Classification and Allowances” which shall be permanently available for the Superintendency. The frequency of the review of existing classifications must answer to the importance considering all facilities. The classification analysis shall be duly documented. The classification review must include (i) clients whose credits (in Pesos and in foreign currency) exceed the lower of 1% of the financial institution’s RPC corresponding to prior month and Ps. 4.0 million and (ii) at least 20% of the financial institution’s total active credit portfolio, which, if applicable, shall be completed by incorporating clients (in decreasing order) whose total indebtedness is inferior to the limits described in the preceding point (i).

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) higher than the lower of 1% of the financial entity’s RPC for the prior month and Ps. 4.0 million, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under points (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

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

Priority rights of depositors

Under Section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.450,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.450,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the Financial Institutions Law, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

The amendment to section 35 bis of the Financial Institutions Law by Law No. 25,780 sets forth that if a bank is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board of Directors may take certain actions. Among these actions, in the case of excluding the transfer of assets and liabilities to financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in section 49, paragraph e), as well as debt defined in section 53, giving effect to the order of priority among creditors. Regarding the partial exclusion, the order of priority of point e) section 49 must be followed without treating liabilities of the same grade differently.

Mandatory deposit insurance system

Law No. 24,485 passed on April 12, 1995, as amended, created a Deposit Insurance System, or “SSGD”, which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of Section 49 of the Financial Institutions Law, as mentioned above.

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

The SSGD covers deposits made by Argentine individuals and legal entities in pesos and foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended. Pursuant to Communication “A” 5943, as of May 1, 2016, the Central Bank set Ps.450,000 as the guarantee amount for these deposits.

Effective payment on this guaranty will be made within 30 business days after revocation of the license of the financial institution in which the funds are held; such payments are subject to the exercise of the depositor’s priority rights described above.

In view of the circumstances affecting the financial system, Decree No. 214/2002 provided that SEDESA may issue registered securities for the purpose of offering them to depositors in payment of the guarantee in the event it should not have sufficient funds available.

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits benefiting from some incentive (e.g., car raffles) in addition to the agreed upon interest rate, (vi) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits and demand deposit account balances and available amounts from overdue deposits or closed accounts, and (vii) immobilized credit from deposits and excluded transactions.

Pursuant to Communication “A” 5710, every financial institution is required to contribute to the FGD a monthly amount of 0.06% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank. When fixed term deposits in U.S. dollars of the private non-financial sector are used to purchase Central Bank bills denominated in U.S. dollars, financial institutions must contribute 0.015% of the monthly average of daily balances of the net position of such bills. Prompt contribution of such amounts is a condition precedent to the continuing operation of the financial institution. The first contribution was made on May 24, 1995. The Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions. Pursuant to Communication “A” 5943, effective as of April 7, 2016, the monthly contribution to the FDG was established as 0.015%

When the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of the total deposits of the system, the Central Bank may suspend or reduce the monthly contributions, and reinstate them when the contributions subsequently fall below that level.

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

Law 26,831 (the “Capital Markets Law”), introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, in addition to certain amendments to the CNV’s powers. On September 9, 2013, the CNV published Resolution No. 622/2013 (the “CNV Rules”) supplementing the Capital Markets Law. The CNV Rules have been in force since September 18, 2013.

One of the most significant modifications introduced by the Capital Markets Law and the CNV Rules is that agents and markets must comply with the CNV’s requirements for applying for an authorization to operate, as well as registration requirements. It further provides that each category of agent must meet minimum net worth and liquidity requirements.

Additionally, under the Capital Markets Law, the self-regulation of markets was eliminated, and authorization, supervision, control, as well as disciplinary and regulatory powers, are conferred to the CNV regarding all capital market players.

Financial institutions with economic difficulties

The Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels, in the judgment of the Central Bank adopted by members representing the majority of the board of directors, with impaired solvency or liquidity or in any of the other circumstances listed in Section 44 of the Financial Institutions Law, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a restructuring plan or a remediation and regularization plan. The plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which a request to that effect is made by the Central Bank. Upon the institution’s failure to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.

Furthermore, the Central Bank’s charter authorizes the Superintendency to fully or partially suspend, exclusively subject to the approval of the President of the Central Bank, the operations of a financial institution for a term of 30 days if the liquidity or solvency thereof is adversely affected. Such term could be renewed for up to 90 additional days, with the approval of the Central Bank’s board of directors. During such suspension term an automatic stay of claims, enforcement actions and precautionary measures is triggered, any commitment increasing the financial institution’s obligations shall be null and void, and debt acceleration and interest accrual shall be suspended. If per the Central Bank’s criteria a financial institution is undergoing a situation which, under the Financial Institutions Law, would authorize the Central Bank to revoke its license to operate as such, the Central Bank may, before considering such revocation, order a plan of restructuring that may consist of certain steps, including, among others:

•	adoption of a list of measures to capitalize or increase the capital of the financial institution;

•	revoke the approval granted to the shareholders of the financial institution to hold interests therein;

•	restructure or transfer assets and liabilities;

•	grant temporary exemptions to comply with technical regulations or payment of charges and penalties arising from such flawed compliance; or

•	appoint a delegate or auditor (“interventor”) that may prospectively replace the board of directors of the financial institution.

Revocation of the license to operate as a financial institution

The Central Bank may revoke the license to operate as a financial institution in case a restructuring plan fails or is not deemed feasible, or local laws and regulations are violated, or the solvency or liquidity of the financial institution is affected, or significant changes occur in the institution’s condition since the original authorization was granted, or if any decision by the financial institution’s legal or corporate authorities concerning its dissolution is adopted, among other circumstances set forth in the Financial Institutions Law. In addition, pursuant to Communication “A” 5785, sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the Board of Directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee and (iv) others, such as its managers. For such purposes, the Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

Once the license to operate as a financial institution has been revoked, the financial institution will be liquidated.

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

This law defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence that the original assets or the substitute thereof may appear to be of a legitimate origin, provided the value of the assets exceeds Ps.300,000, whether such amount results from one or more related transactions.

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

In addition, the Anti-Money Laundering Law created the UIF, under the Argentine Ministry of Justice, Security and Human Rights, which is responsible for the handling and transmitting of information in order to prevent (a) the laundering of assets mainly originated from: (i) crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) crimes related to arms trafficking (Law No. 22,415); (iii) crimes related to the activities of an illegal association as defined in Section 210 bis of the Argentine Criminal Code; (iv) illegal acts committed by illegal associations (Section 210 of the Argentine Criminal Code) organized to commit crimes with political or racial objectives; (v) crimes of fraud against the Public Administration (Section 174, Paragraph 5 of the Argentine Criminal Code); (vi) crimes against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of the Second Book of the Argentine Criminal Code; (vii) crimes of underage prostitution and child pornography under Sections 125, 125 bis, 127 bis and 128 of the Argentine Criminal Code; (viii) crimes involving terrorist financing (Sections 41 and 306 of the Argentine Criminal Code); (ix) extortion (Section 168 of the Argentine Criminal Code), (x) crimes contemplated by Law No. 24,769; and (xi) human trafficking, and (b) terrorism financing (Sections 41 and 306 of the Argentine Criminal Code).

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

Resolution 121/2011 issued by the UIF, as amended among others by Resolution No. 196/2015 (“Resolution 121”), is applicable to financial entities subject to the Financial Institutions Law, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among others, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

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

According to Resolution 121 and Resolution 229, unusual transactions are those attempted or consummated transactions, on a one-time or on a regular basis, without economic or legal justification, inconsistent with the economic and financial profile of the client, and which deviate from standard market. On other hand, under Resolution 121 and Resolution 229, suspicious transactions are those attempted or consummated transactions that, having been previously identified as unusual transactions by the legally bound reporting party, are inconsistent with the lawful activities declared by the client or, even if related to lawful activities, give rise to suspicion that they are linked or used to finance terrorism.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented, among others, by Resolutions No. 1/2012 and No. 92/2012, which, among other things, sets forth the Central Bank’s obligation to evaluate the anti-money laundering controls implemented by Argentine financial institutions (with the limitation of the access to the reports and records of suspicious operations, which are, as aforementioned, confidential and subject only to the UIF’s supervision), and lists examples of what circumstances should be specially considered in order to stablish if a particular transaction may be considered unusual and eventually qualified as suspicious.

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

Furthermore, pursuant to Communication “A” 5738 (as amended and supplemented) of the Central Bank, in force as of February 2015, Argentina financial institutions must comply with certain additional “know your customer policies”. In this sense, pursuant to such Communication, under no circumstance new commercial relationships could be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, as per the existing clients: if the “know your customer policies” could not be complied with, the Argentine financial institution must discontinue operations with such client (i.e. cease the relationship with the client in accordance with Central Bank’s regulations for each type of product) within 150 calendar days as of the notice of such circumstances. Operations do not have to be discontinued when the “know your customer policies” are complied with in such period or when simplified due diligence procedures were implemented pursuant to applicable laws. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

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

C. Organizational Structure

Subsidiaries

We have five subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we provide primarily private banking services; (iii) Macro Securities S.A., which is a member of the MERVAL, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary.

	Banco Macro’s direct and indirect interest
Subsidiary	Percentage of Capital Stock	Percentage of possible votes

Banco del Tucumán S.A. (1)	89.932%	89.932%

Macro Bank Limited (2)	99.999%	100.00%
Macro Securities S.A. (1)	99.921%	99.932%
Macro Fiducia S.A. (1)	98.605%	98.605%
Macro Fondos S.G.F.C.I. S.A. (1)	99.936%	100.00%

(1)	Country of residence: Argentina
(2)	Country of residence: The Bahamas

D. Property, plants and equipment

Property

Banco Macro dedicates 25,146 square meters of office space to headquarters, where management, accounting and administrative personnel are located, of which 23,646 square meters are owned by the Bank and 1,500 square meters are leased. Our headquarters are distributed at the offices located in Sarmiento 341-355, 401-447,731-735, Perón 564 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2015, we have a branch network consisted of 439 branches in Argentina, of which 184 were leased properties.

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps.110 million. The Bank has developed a project to build its new corporate offices on this site. Works were initiated in 2012 and are expected to be completed by 2017. The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It is being built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council.”

The building will have an area of 52,700 square meters and the Bank estimates that its project will require an investment of approximately US$160 million. As of December 31, 2015 the total aggregate amount invested was Ps.734.9 million (approximately US$91.2 million at the applicable exchange rates as of the respective dates of such investments).

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as Item 5. “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2015 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Due to the modification of certain disclosure methods used for certain items in the consolidated balance sheets and consolidated statements of income, certain figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2013, 2014 and 2015.

	2013			2014			2015
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
ASSETS

Interest-earning assets
Government securities (1)
Pesos	2,892,521	283,493	9.80%	8,322,927	1,971,981	23.69%	10,926,858	3,377,979	30.91%
Foreign currency	741,385	34,498	4.65%	1,654,116	47,449	2.87%	3,032,056	191,906	6.33%
Total	3,633,906	317,991	8.75%	9,977,043	2,019,430	20.24%	13,958,914	3,569,885	25.57%
Loans
Private and financial Sector
Pesos	31,438,373	7,904,360	25.14%	37,004,555	11,068,167	29.91%	48,630,232	14,800,448	30.43%
Foreign currency	2,016,460	195,404	9.69%	2,184,470	258,640	11.84%	2,328,639	293,347	12.60%
Total	33,454,833	8,099,764	24.21%	39,189,025	11,326,807	28.90%	50,958,871	15,093,795	29.62%
Public Sector
Pesos	575,666	132,437	23.01%	610,798	201,470	32.98%	512,488	112,880	22.03%
Foreign currency	0	0	0.00%	0	0	0.00%	0	0	0.00%
Total	575,666	132,437	23.01%	610,798	201,470	32.98%	512,488	112,880	22.03%

Other assets
Pesos	2,141,519	283,594	13.24%	1,893,423	131,748	6.96%	2,744,649	591,426	21.55%
Foreign currency	937,545	11,163	1.19%	1,010,274	31,904	3.16%	990,097	39,116	3.95%
Total	3,079,064	294,757	9.57%	2,903,697	163,652	5.64%	3,734,746	630,542	16.88%
Total interest-earning assets
Pesos	37,048,079	8,603,884	23.22%	47,831,703	13,373,366	27.96%	62,814,227	18,882,733	30.06%
Foreign currency	3,695,390	241,065	6.52%	4,848,860	337,993	6.97%	6,350,792	524,369	8.26%
Total	40,743,469	8,844,949	21.71%	52,680,563	13,711,359	26.03%	69,165,019	19,407,102	28.06%
Non interest-earning assets
Cash and due from banks
Pesos	2,040,616	0	—	2,710,272	0	—	3,072,264	0	—
Foreign currency	271,698	0	—	756,574	0	—	1,045,614	0	—
Total	2,312,314	0	—	3,466,846	0	—	4,117,878	0	—
Investments in other companies
Pesos	11,124	0	—	11,595	0	—	9,870	0	—
Foreign currency	974	0	—	2,164	0	—	2,586	0	—
Total	12,098	0	—	13,759	0	—	12,456	0	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,315,587	0	—	1,767,760	0	—	2,609,333	0	—
Foreign currency	0	0	—	0	0	—	0	0	—
Total	1,315,587	0	—	1,767,760	0	—	2,609,333	0	—
Allowance for loan losses
Pesos	(883,915)	0	—	(1,038,264)	0	—	(1,223,389)	0	—
Foreign currency	(51,343)	0	—	(57,546)	0	—	(73,549)	0	—
Total	(935,258)	0	—	(1,095,810)	0	—	(1,296,938)	0	—
Other assets
Pesos	5,612,108	0	—	6,588,491	0	—	8,086,665	0	—
Foreign currency	4,208,338	0	—	4,431,135	0	—	3,798,792	0	—
Total	9,820,446	0	—	11,019,626	0	—	11,885,458	0	—
Total non interest-earning assets
Pesos	8,095,520	0	—	10,039,854	0	—	12,554,743	0	—
Foreign currency	4,429,667	0	—	5,132,327	0	—	4,773,443	0	—
Total	12,525,187	0	—	15,172,181	0	—	17,328,187	0	—
TOTAL ASSETS
Pesos	45,143,599	0	—	57,871,557	0	—	75,368,970	0	—
Foreign currency	8,125,057	0	—	9,981,187	0	—	11,124,235	0	—
Total	53,268,656	0	—	67,852,744	0	—	86,493,207	0	—

LIABILITIES

Interest-bearing liabilities
Savings accounts
Pesos	6,237,331	40,872	0.66%	7,714,543	49,175	0.64%	10,894,390	68,098	0.63%
Foreign currency	1,106,136	685	0.06%	1,741,369	594	0.03%	2,239,920	71	0.00%
Total	7,343,467	41,557	0.57%	9,455,912	49,769	0.53%	13,134,310	68,169	0.52%

Time deposits
Pesos	19,059,864	3,054,652	16.03%	23,407,958	5,128,065	21.91%	29,119,497	6,655,538	22.86%

	2013			2014			2015
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
Foreign currency	1,804,392	12,959	0.72%	2,142,104	10,962	0.51%	2,264,310	51,250	2.26%
Total	20,864,256	3,067,611	14.70%	25,550,062	5,139,027	20.11%	31,383,807	6,706,788	21.37%

Borrowing from the Central Bank
Pesos	18,129	1,603	8.84%	14,957	1,308	8.75%	9,201	793	8.62%
Foreign currency	42	0	0.00%	75	0	0.00%	23	0	0.00%
Total	18,171	1,603	8.82%	15,032	1,308	8.70%	9,224	793	8.60%

Borrowings from other financial institutions
Pesos	142,310	14,562	10.23%	116,446	23,331	20.04%	115,511	22,720	19.67%
Foreign currency	147,728	5,318	3.60%	282,786	9,997	3.54%	91,129	5,137	5.64%
Total	290,038	19,880	6.85%	399,232	33,328	8.35%	206,640	27,857	13.48%

Corporate Bonds
Pesos	0	0	0.00%	0	0	0.00%	0	0	0.00%
Foreign currency	1,404,885	131,117	9.33%	2,082,246	194,864	9.36%	2,376,493	220,402	9.27%
Total	1,404,885	131,117	9.33%	2,082,246	194,864	9.36%	2,376,493	220,402	9.27%

Other liabilities
Pesos	0	0	0.00%	0	0	0.00%	0	0	0.00%
Foreign currency	4,613	0	0.00%	26,740	0	0.00%	0	0	0.00%
Total	4,613	0	0.00%	26,740	0	0.00%	0	0	0.00%

Total Interest-bearing liabilities
Pesos	25,457,634	3,111,689	12.22%	31,253,904	5,201,879	16.64%	40,138,599	6,747,149	16.81%
Foreign currency	4,467,796	150,079	3.36%	6,275,320	216,417	3.45%	6,971,875	276,860	3.97%
Total	29,925,430	3,261,768	10.90%	37,529,224	5,418,296	14.44%	47,110,474	7,024,009	14.91%

Non-interest bearing liabilities and Shareholders’ equity

Demand deposits
Pesos	12,594,928	0	—	15,741,946	0	—	21,001,262	0	—
Foreign currency	376,681	0	—	555,170	0	—	579,129	0	—
Total	12,971,609	0	—	16,297,116	0	—	21,580,391	0	—

Other liabilities
Pesos	2,399,233	0	—	2,477,047	0	—	3,301,677	0	—
Foreign currency	567,517	0	—	1,037,833	0	—	911,428	0	—
Total	2,966,750	0	—	3,514,880	0	—	4,213,105	0	—

Minority Interest
Pesos	60,531	0	—	82,807	0	—	111,642	0	—
Foreign currency	0	0	—	3,014	0	—	0	0	—
Total	60,531	0	—	85,821	0	—	111,642	0	—

Shareholders’ equity
Pesos	7,344,336	0	—	10,425,703	0	—	13,477,595	0	—
Foreign currency	0	0	—	0	0	—	0	0	—
Total	7,344,336	0	—	10,425,703	0	—	13,477,595	0	—

Total non–interest bearing liabilities and shareholders’ equity
Pesos	22,399,028	0	—	28,727,503	0	—	37,892,176	0	—
Foreign currency	944,198	0	—	1,596,017	0	—	1,490,557	0	—
Total	23,343,226	0	—	30,323,520	0	—	39,382,733	0	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	47,856,662	0	—	59,981,407	0	—	78,030,775	0	—
Foreign currency	5,411,994	0	—	7,871,337	0	—	8,462,432	0	—
Total	53,268,656	0	—	67,852,744	0	—	86,493,207	0	—

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012; for fiscal year ended December 31, 2014 compared to the fiscal year ended December 31, 2013 and for fiscal year ended December 31, 2015 compared to fiscal year ended December 31, 2014.

	December 2013/December 2012			December 2014/December 2013			December 2015/December 2014
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of Pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

ASSETS

Interest-earning assets

Government securities
Pesos	(75,241)	57,298	(17,943)	532,228	1,156,260	1,688,488	616,959	789,039	1,405,998
Foreign currency	15,006	4,620	19,626	42,471	(29,520)	12,951	39,527	104,930	144,457
Total	(60,235)	61,918	1,683	574,699	1,126,740	1,701,439	656,486	893,969	1,550,455

Loans
Private and financial Sector
Pesos	1,879,027	384,301	2,263,328	1,399,471	1,764,336	3,163,807	3,477,273	255,008	3,732,281
Foreign currency	(47,161)	68,569	21,408	16,281	46,955	63,236	17,070	17,637	34,707
Total	1,831,866	452,870	2,284,736	1,415,752	1,811,291	3,227,043	3,494,343	272,645	3,766,988

Public Sector
Pesos	34,956	30,947	65,903	8,082	60,951	69,033	(32,427)	(56,163)	(88,590)
Foreign currency	0	0	0	0	0	0	0	0	0
Total	34,956	30,947	65,903	8,082	60,951	69,033	(32,427)	(56,163)	(88,590)

Other assets
Pesos	(57,445)	49,312	(8,133)	(32,855)	(118,991)	(151,846)	59,230	400,448	459,678
Foreign currency	1,472	(1,588)	(116)	866	19,875	20,741	(637)	7,849	7,212
Total	(55,973)	47,724	(8,249)	(31,989)	(99,116)	(131,105)	58,593	408,297	466,890

Total interest-earning assets
Pesos	1,781,297	521,858	2,303,155	1,906,926	2,862,556	4,769,482	4,121,035	1,388,332	5,509,367
Foreign currency	(30,683)	71,601	40,918	59,618	37,310	96,928	55,960	130,416	186,376
Total	1,750,614	593,459	2,344,073	1,966,544	2,899,866	4,866,410	4,176,995	1,518,748	5,695,743

LIABILITIES

Interest-bearing liabilities

Savings accounts
Pesos	11,418	(4,037)	7,381	9,680	(1,377)	8,303	20,269	(1,346)	18,923
Foreign currency	87	(200)	(113)	393	(484)	(91)	170	(693)	(523)
Total	11,505	(4,237)	7,268	10,073	(1,861)	8,212	20,439	(2,039)	18,400

Time deposits
Pesos	497,152	403,425	900,577	696,853	1,376,560	2,073,413	1,251,247	276,226	1,527,473
Foreign currency	(1,869)	(574)	(2,443)	2,425	(4,422)	(1,997)	625	39,663	40,288
Total	495,283	402,851	898,134	699,278	1,372,138	2,071,416	1,251,872	315,889	1,567,761

Borrowing from the Central Bank
Pesos	398	17	415	(280)	(15)	(295)	(503)	(12)	(515)
Foreign currency	0	0	0	0	0	0	0	0	0
Total	398	17	415	(280)	(15)	(295)	(503)	(12)	(515)

Borrowings from other financial institutions
Pesos	3,125	(1,676)	1,449	(2,647)	11,416	8,769	(187)	(424)	(611)
Foreign currency	(2,002)	(74)	(2,076)	4,862	(183)	4,679	(6,775)	1,915	(4,860)
Total	1,123	(1,750)	(627)	2,215	11,233	13,448	(6,962)	1,491	(5,471)

Corporate Bonds
Pesos	(9,180)	0	(9,180)	0	0	0	0	0	0
Foreign currency	22,085	744	22,829	63,218	529	63,747	27,537	(1,999)	25,538
Total	12,905	744	13,649	63,218	529	63,747	27,537	(1,999)	25,538

	December 2013/December 2012			December 2014/December 2013			December 2015/December 2014
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	(in thousands of Pesos)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

Total Interest-bearing liabilities
Pesos	502,913	397,729	900,642	703,606	1,386,584	2,090,190	1,270,826	274,444	1,545,270
Foreign currency	18,301	(104)	18,197	70,898	(4,560)	66,338	21,557	38,886	60,443
Total	521,214	397,625	918,839	774,504	1,382,024	2,156,528	1,292,383	313,330	1,605,713

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	37,048,079	47,831,703	62,814,227
Foreign currency	3,695,390	4,848,860	6,350,792
Total	40,743,469	52,680,563	69,165,019
Net interest income (1)
Pesos	5,492,195	8,171,487	12,135,584
Foreign currency	90,986	121,576	247,509
Total	5,583,181	8,293,063	12,383,093
Net interest margin (2)
Pesos	14.82%	17.08%	19.32%
Foreign currency	2.46%	2.51%	3.90%
Weighted average rate	13.70%	15.74%	17.90%
Yield spread nominal basis (3)
Pesos	11.00%	11.32%	13.25%
Foreign currency	3.16%	3.52%	4.29%
Weighted average rate	10.81%	11.59%	13.15%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities are included in interest.
(2)	Net interest income (including income from government and private securities) divided by average interest-earning assets.
(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2013, 2014 and 2015. Securities are stated before deduction of allowances.

	Years Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)

Government securities
In Pesos:
Government securities at market value (1)
Discount bonds at 5.83% – Maturity: 2033	26,176	862,088	1,597,140
Federal government bonds at Badlar Private + 2% – Maturity: 2017	—	494,833	484,928
Federal government bonds at Badlar Private + 2% – Maturity: 2016	—	377,042	337,075
Federal government treasury bonds – Maturity: May 2016	—	—	313,686
Federal government treasury bonds – Maturity: March 2016	—	—	143,470
Consolidation bonds – 8° Serie – Maturity: 2022	3,381	65,085	119,119
Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	308,235	111,749	94,259
Federal government treasury bonds – Maturity: July 2016	—	—	76,822
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	38,560	47,577
Federal government bonds at Badlar Private + 3% – Maturity: 2017	—	—	22,647
Others	768,242	337,344	11,527

Subtotal Government securities at market value	1,106,034	2,286,701	3,248,250

Government securities at amortized cost
Province of Chubut treasury bills Class II Series XVI – Maturity: 2016	—	—	400,682
Province of Neuquén guarantee treasury bills Class I Serie III – Maturity: 2017	—	—	130,764
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	161,937	115,302
Province of Neuquén guarantee Treasury Bills Class I Series II – Maturity: 2017			67,704
Province of Entre Ríos Treasury Bills – Maturity: 2016	—	25,487	26,031
Province of Chaco treasury bills Class I – Maturity: 2016	—	—	24,556
Province of Neuquén guarantee Treasury Bills Class I Series I – Maturity 2016	—	—	19,723
Province of Mendoza Bills – Maturity: 2016	—	—	4,439
Province of Tucumán bonds – 1° Serie – Maturity: 2018	4,225	3,407	2,398
Province of Chaco Treasury Bills – Maturity: 2015	—	15,453	—
Others	98,759	—	—

Subtotal Government securities at amortized cost	102,984	206,284	791,599

Instruments Issued by Central Bank of Argentina (2)

	Years Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	12,980	3,820,548	5,066,846
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	160,051	1,618,630	1,105,912

Subtotal Instruments Issued by Central Bank	173,031	5,439,178	6,172,758

Total Government securities in Pesos	1,382,049	7,932,163	10,212,607

In Foreign currency:
Government securities at market value (1)
Treasury Bills – Maturity: 2016	—	—	1,478,556
Federal government bonds at 8.75% – Maturity: 2024	—	—	215,298
Debt Securities of the Province of Neuquén Class I Series I – Maturity: 2016	50,566	30,766	9,427
Debt Securities of the Province of Córdoba at 12% – Maturity: 2017	4,316	1,864	1,723
GDP – Related Securities – Maturity: 2035 (NY)	810	1,640	1,687
Par bonds – Maturity: 2038 (governed by Argentine legislation)			282
Federal government bonds at 7% – Maturity: 2017	159,817	27,313	45
Discount Bonds – Maturity: 2033 (Reg. by Arg. law)	—	9	15
Argentine Republic Global International bonds – Maturity: 2017	3	2	4
GDP – Related Securities – Maturity: 2035 (AR)	—	8,389	3
Others	696,223	1,112,932	—

Subtotal Government securities at market value	911,735	1,182,915	1,707,040

Government securities at amortized cost
Argentine saving bond for the economy development at 4% – Maturity: 2016	98,437	129,184	196,411
Deposit certificates for investment	—	—	17,681
Province of Tucumán bonds – 2° Serie at 9.45% – Maturity: 2015	1,281	834	—
Secured Province of Neuquén Treasury Bills Class 1 – Maturity: 2014	37,435	—	—
Debt Securities Class 1 – Chubut development and infrastructure bonds at 4% – Maturity: 2019	10,376	—	—

Subtotal Government securities at amortized cost	147,529	130,018	214,092

Instruments Issued by Central Bank of Argentina (2)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	—	290,747	2,130,234
Subtotal Instruments Issued by Central Bank	—	290,747	2,130,234

Total Government securities in foreign currency	1,059,264	1,603,680	4,051,366

Total Government securities	2,441,313	9,535,843	14,263,973

Investments in Listed Private Securities
In Pesos:
Mutual Funds	41,084	88,047	174,416
Shares	3	776,655	1,127,399

In Foreign currency:
Mutual Funds	17	20	25
Shares	—	—	—

Total Private securities	41,104	864,722	1,301,840

Total Government and Private securities	2,482,417	10,400,565	15,565,813

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	297,738	244,965	234,345
Debt Securities in Financial Trusts	393,859	134,048	152,151
Corporate Bonds (4)	68,404	284,399	450,627

In Foreign currency:
Certificates of Participation in Financial Trusts (3)	—	—	—
Debt Securities in Financial Trusts	30,540	34,337	43,405
Corporate Bonds (4)	202,286	179,417	152,940

Total Investments in Unlisted Private Securities	992,827	877,166	1,033,468

Total	3,475,244	11,277,731	16,599,281

(1)	As of December 31, 2015 the book value and market value of instruments issued by the Argentine government amounted to Ps.3,465,584 thousand (not including Treasury bills, Central Bank bills and notes, and provincial debt securities).
(2)	As of December 31, 2015 the book value and market value of instrument issued by Central Bank of Argentina amounted to Ps.8,302,992 thousand and Ps.8,307,056 thousand , respectively.
(3)	The Bank booked allowances for impairment in value amounting to Ps.224,043 thousand, Ps.223,831 thousand and Ps.225,270 thousand as of December 31, 2015, 2014 and 2013, respectively.
(4)	The Bank booked allowances for uncollectivility and impairment in value amounting to Ps.13,148 thousand, Ps.8,743 thousand and Ps.4,084 thousand as of December 31, 2015, 2014 and 2013, respectively.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2015 in accordance with issuance terms (before allowances).

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
In Pesos:
Government securities at market value
Discount bonds at 5.83% – Maturity: 2033	—	—	319,428	1,277,712	—	1,597,140
Federal government bonds at Badlar Private + 2% – Maturity: 2017	—	484,928	—	—	—	484,928
Federal government bonds at Badlar Private + 2% – Maturity: 2016	337,075	—	—	—	—	337,075
Federal government treasury bonds – Maturity: May 2016	313,686	—	—	—	—	313,686
Federal government treasury bonds – Maturity: March 2016	143,470	—	—	—	—	143,470
Consolidation bonds – 8° Serie – Maturity: 2022	—	45,265	73,854	—	—	119,119
Secured bonds under Presidential Decree No. 1,579/02 at 2% – Maturity: 2018	43,233	51,026	—	—	—	94,259
Federal government treasury bonds – Maturity: July 2016	76,822	—	—	—	—	76,822
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	47,577	—	—	—	47,577
Federal government bonds at Badlar Private + 3% – Maturity: 2017	—	22,647	—	—	—	22,647
Other	6,410	2,382	1,966	769	—	11,527

Government securities at amortized cost
Province of Chubut treasury bills Class II Series XVI – Maturity: 2016	400,682	—	—	—	—	400,682
Province of Neuquén guarantee treasury bills Class I Serie III – Maturity: 2017	26,153	104,611	—	—	—	130,764
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	115,302	—	—	—	115,302
Province of Neuquén guarantee Treasury Bills Class I Series II – Maturity: 2017	—	67,704	—	—	—	67,704
Province of Entre Ríos Treasury Bills – Maturity: 2016	26,031	—	—	—	—	26,031
Province of Chaco treasury bills Class I – Maturity: 2016	24,556	—	—	—	—	24,556
Province of Neuquén guarantee Treasury Bills Class I Series I – Maturity 2016	19,723	—	—	—	—	19,723
Province of Mendoza Bills – Maturity: 2016	4,439	—	—	—	—	4,439
Province of Tucumán bonds – 1° Serie – Maturity: 2018	1,100	1,298	—	—	—	2,398

Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	5,066,846	—	—	—	—	5,066,846
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,105,912	—	—	—	—	1,105,912

Total Government securities in pesos	7,596,138	942,740	395,248	1,278,481	—	10,212,607

In Foreign currency:
Government securities at market value
Treasury Bills – Maturity: 2016	1,478,556	—	—	—	—	1,478,556
Federal government bonds at 8.75% – Maturity: 2024	—	71,737	143,561	—	—	215,298
Debt Securities of the Province of Neuquén Class I Series I – Maturity: 2016	9,427	—	—	—	—	9,427
Debt Securities of the Province of Córdoba at 12% – Maturity: 2017	861	862	—	—	—	1,723
GDP – Related Securities – Maturity: 2035 (NY)	—	—	—	1,687	—	1,687
Par bonds – Maturity: 2038 (governed by Argentine legislation)	—	—	—	282	—	282
Federal government bonds at 7% – Maturity: 2017	—	45	—	—	—	45
Discount Bonds – Maturity: 2033 (Reg. by Arg. law)	—	—	3	12	—	15
Argentine Republic Global International bonds – Maturity: 2017	—	4	—	—	—	4
GDP – Related Securities – Maturity: 2035 (AR)	—	—	—	3	—	3

Government securities at amortized cost
Argentine saving bond for the economy development at 4% – Maturity: 2016	196,411	—	—	—	—	196,411
Deposit certificates for investment	—	—	—	—	17,681	17,681

Instruments Issued by Central Bank of Argentina (2)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	2,130,234	—	—	—	—	2,130,234

Total Government securities in foreign currency	3,815,489	72,648	143,564	1,984	17,681	4,051,366

Total Government securities	11,411,627	1,015,388	538,812	1,280,465	17,681	14,263,973
Weighted average rate (1)	20.32%	29.81%	7.45%	3.82%

Private securities

Investments in listed private securities
In Pesos:
Mutual Funds	174,416	—	—	—	—	174,416
Shares	—	—	—	—	1,127,399	1,127,399

In foreign currency:
Mutual Funds	25	—	—	—	—	25
Shares	—	—	—	—	—	—

Investments in unlisted private securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	2,257	—	—	8,256	223,832	234,345
Debt Securities in Financial Trusts	141,041	11,110	—	—	—	152,151
Corporate Bonds (4)	39,002	405,125	—	—	6,500	450,627

In Foreign Currency:
Certificates of Participation in Financial Trusts (3)	—	—	—	—	—	—
Debt Securities in Financial Trusts	9,138	34,267	—	—	—	43,405
Corporate Bonds (4)	—	152,940	—	—	—	152,940

Total Private securities	365,879	603,442	—	8,256	1,357,731	2,335,308
Weighted average rate (1)	17.57%	24.58%	0.00%	0.00%

(1)	Effective yield based on December 31, 2015 quoted market values.
(2)	As of December 31, 2015, “Instruments Issued by the Central Bank” includes Ps.3,069,647 thousand to fall due in 30 days, Ps.2,882,410 thousand to fall due in 60 days, Ps.1,364,803 thousand to fall due in 90 days, Ps.932,530 thousand to fall due in 180 days and Ps. 53,602 thousand to fall due in 360 days.
(3)	The Bank booked allowances for impairment in value amounting to Ps.224,043 thousand as of December 31, 2015.
(4)	The Bank booked allowances for uncollectibility risk and impairment in value amounting to Ps.13,148 thousand as of December 31, 2015.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2011, 2012, 2013, 2014 and 2015.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of Pesos)
To the non-financial government sector	336,189	586,557	640,158	604,417	748,067
To the financial sector (1)	343,282	299,250	364,897	213,867	227,390
To the non-financial private sector and foreign residents
Overdrafts (2)	2,712,718	4,280,640	4,449,988	3,385,551	4,707,889
Documents (3)	3,178,058	3,651,390	4,320,772	4,627,375	6,550,151
Mortgage loans	1,142,944	1,508,463	2,308,916	2,466,073	3,508,512
Pledged loans (4)	667,102	928,693	1,429,414	1,857,121	2,152,645
Consumer loans (5)	12,092,079	15,551,778	20,715,186	25,310,403	38,024,897
Other loans	4,158,915	4,808,641	5,206,630	5,835,233	7,078,576
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	360,245	570,281	779,436	831,683	1,186,116
Less: Unearned discounts	(74,050)	(95,940)	(186,547)	(205,384)	(355,864)
Less: Allowances	(599,224)	(887,156)	(1,006,495)	(1,186,044)	(1,495,964)
Total Loans	24,318,258	31,202,597	39,022,355	43,740,295	62,332,415

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdraft lines of credit resulting from checking accounts.
(3)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non- financial private sector.
(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2015 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2015	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	748,067	78,572	669,495	—
To the financial sector (1)	227,390	215,474	11,916	—
To the non-financial private sector and foreign residents
Overdrafts (2)	4,837,596	4,825,058	12,538	—
Documents (3)	6,415,354	6,413,529	1,825	—
Mortgage loans	3,602,126	1,583,036	1,893,221	125,869
Pledged loans (4)	2,194,920	975,246	1,219,674	—
Consumer loans (5)	38,497,076	22,265,102	16,222,377	9,597
Other loans	7,305,850	5,624,539	1,677,324	3,987
Total Loans	63,828,379	41,980,556	21,708,370	139,453
Percentage of total loan portfolio	100%	66%	34%	0%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non- financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non- financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans

The following table presents the interest rate sensitivity of our outstanding loans with maturities over one year as of December 31, 2015:

As of December 31, 2015
(in thousands of Pesos)

Loans with maturities over one year:
Variable Rate
To the non-financial government sector	669,479
To the financial sector
To the non-financial private sector and foreign residents	4,090,170
Total	4,759,649
Fixed rate
To the non-financial government sector	16
To the financial sector	11,916
To the non-financial private sector and foreign residents	17,076,242
Total	17,088,174
Total Loans with maturities over one year	21,847,823

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
Loan Portfolio	2011		2012		2013		2014		2015
	(in thousands of Pesos, except percentages)
Categories
1 – Normal situation/ Performing	24,360,917	97.78%	31,096,866	96.91%	38,927,002	97.25%	43,634,978	97.13%	62,363,785	97.70%
2 – Subject to special monitoring –in observation- in negotiation or with rollover agreement/ Low risk	180,080	0.72%	421,981	1.31%	438,254	1.10%	414,729	0.92%	477,035	0.75%
3 – Troubled/Medium risk	155,686	0.62%	203,545	0.63%	245,887	0.61%	325,499	0.72%	309,191	0.49%
4 – With high risk of insolvency/ High risk	155,612	0.62%	185,723	0.58%	345,494	0.86%	449,355	1.00%	493,598	0.77%
5 – Irrecoverable	64,797	0.26%	181,502	0.57%	71,926	0.18%	101,574	0.23%	184,309	0.29%
6 – Irrecoverable according to Central Bank’s Rules	390	0.0%	136	0.00%	287	0.00%	204	0.00%	461	0.00%
Total Loans	24,917,482	100.00%	32,089,753	100.00%	40,028,850	100.00%	44,926,339	100.00%	63,828,379	100.00%

For the explanation of each category please see “Argentine banking regulation—Liquidity and Solvency Requirements—Debt classification and loan loss provisions”.

Non-performing loans

The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2011	2012	2013	2014	2015
	(in thousands of Pesos)
With preferred guarantees	37,419	45,260	104,181	203,224	209,469
Unsecured	339,066	525,646	559,413	673,408	777,952
Total non-performing loans	376,485	570,906	663,594	876,632	987,421

For additional information on non-accrual loans, past due loans and restructured loans please see note 35.4.c) and d) to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2011, 2012, 2013, 2014 and 2015:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of Pesos)
Balance at the beginning of the year	514,910	599,224	887,156	1,006,495	1,186,044
Provisions for loan losses	290,651	688,966	707,370	757,445	1,057,228
Charge off (1)	(206,337)	(401,034)	(588,031)	(577,896)	(747,308)
Overdrafts	(11,793)	(23,288)	(49,973)	(46,794)	(37,210)
Documents	(4,703)	(6,695)	(10,819)	(131)	(25,533)
Mortgage loans	(2,999)	(11,951)	(9,617)	(4,321)	(34,810)
Pledged loans	(2,945)	(5,766)	(4,550)	(3,703)	(2,122)
Consumer loans	(111,209)	(315,331)	(464,967)	(450,178)	(525,453)
Other	(72,688)	(38,003)	(48,105)	(72,769)	(122,180)
Balance at the end of year	599,224	887,156	1,006,495	1,186,044	1,495,964
Charge-off/average loans (1)	1.05%	1.52%	1.76%	1.47%	1.47%

(1)	Charge-off includes reversals.

Central Bank Rules allows the Bank to establish additional allowances for loan losses based on management’s risk policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2015, 2014 and 2013 after evaluating the risk of our loan portfolio.

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

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2011, 2012, 2013, 2014 and 2015.

	As of December 31,
	2011		2012		2013		2014		2015
	(in thousands of Pesos, except percentages)
Overdrafts	59,136	9.87%	111,419	12.56%	122,006	12.12%	84,162	7.10%	91,149	6.09%
Documents	49,061	8.19%	58,493	6.59%	82,751	8.22%	100,213	8.45%	110,044	7.36%
Mortgage loans	25,800	4.31%	30,126	3.40%	48,361	4.80%	67,760	5.71%	115,025	7.69%
Pledged loans	13,075	2.18%	16,772	1.89%	23,258	2.31%	31,064	2.62%	37,855	2.53%
Consumer loans	351,887	58.72%	503,441	56.75%	584,583	58.08%	736,390	62.09%	916,072	61.24%
Other loans	100,265	16.73%	166,905	18.81%	145,536	14.46%	166,455	14.03%	225,819	15.10%
Total allowances	599,224	100.00%	887,156	100.00%	1,006,495	100.00%	1,186,044	100.00%	1,495,964	100.00%

Loans by economic activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2011, 2012, 2013, 2014 and 2015.

	As of December 31,
	2011		2012		2013		2014		2015
	(in thousands of Pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

Retail Loans	10,611,776	42.59%	13,432,743	41.86%	17,762,834	44.38%	21,299,813	47.41%	31,867,480	49.93%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	3,201,824	12.85%	4,191,012	13.06%	4,155,033	10.38%	4,526,591	10.08%	6,625,416	10.38%

Construction	1,456,323	5.84%	1,594,771	4.97%	1,767,016	4.41%	2,266,493	5.04%	3,164,972	4.96%
Other services	1,808,807	7.26%	1,920,122	5.98%	1,682,547	4.20%	2,027,874	4.51%	2,547,403	3.99%
Retail and consumer products	1,840,756	7.39%	2,260,041	7.04%	3,484,567	8.71%	4,036,678	8.98%	5,485,954	8.60%
Foodstuff and beverages	1,178,894	4.73%	2,393,940	7.46%	2,894,059	7.23%	2,542,659	5.66%	3,245,347	5.09%
Financial Services	691,460	2.77%	760,903	2.37%	828,678	2.07%	632,579	1.41%	688,377	1.08%
Governmental services	480,892	1.93%	764,150	2.38%	870,545	2.17%	1,211,314	2.70%	1,666,133	2.61%
Real estate, business and leases	383,209	1.54%	527,821	1.64%	739,238	1.85%	770,437	1.71%	1,098,488	1.72%
Transportation, storage and communications	565,384	2.27%	871,237	2.72%	1,299,210	3.25%	1,240,657	2.76%	1,668,776	2.61%

Manufacturing and wholesales	603,487	2.42%	754,009	2.35%	1,247,855	3.12%	1,022,551	2.28%	1,692,774	2.65%

Chemicals	441,458	1.77%	883,970	2.75%	1,097,191	2.74%	1,391,433	3.10%	1,113,050	1.74%
Electricity, oil, water	190,792	0.77%	210,974	0.66%	164,620	0.41%	178,516	0.40%	452,372	0.71%
Hotels and restaurants	39,261	0.16%	93,902	0.29%	184,876	0.46%	166,216	0.37%	173,591	0.27%

Other	1,423,159	5.71%	1,430,158	4.46%	1,850,581	4.62%	1,612,528	3.59%	2,338,246	3.66%

Total Loans	24,917,482	100.00%	32,089,753	100.00%	40,028,850	100.00%	44,926,339	100.00%	63,828,379	100.00%

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)

Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	12,593,823	15,739,885	20,999,761
Foreign currency	376,203	554,238	579,115

Total	12,970,026	16,294,123	21,578,876

Saving Accounts
Average
Pesos	6,237,331	7,714,543	10,894,390
Foreign currency	312,880	380,361	500,154

Total	6,550,211	8,094,904	11,394,544

Average nominal rate
Pesos	0.66%	0.64%	0.63%
Foreign currency	0.06%	0.02%	0.01%

Total	0.63%	0.61%	0.60%

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)
Time Deposits
Average
Pesos	19,059,864	23,407,958	29,119,497
Foreign currency	1,637,447	1,916,721	2,264,310

Total	20,697,311	25,324,679	31,383,807

Average nominal rate
Pesos	16.03%	21.91%	22.86%
Foreign currency	0.74%	0.52%	2.26%

Total	14.82%	20.29%	21.37%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	1,105	2,061	1,501
Foreign currency	478	932	14

Total	1,583	2,993	1,515

Saving Accounts
Average
Foreign currency	793,256	1,361,008	1,739,766

Total	793,256	1,361,008	1,739,766
Average nominal rate
Foreign currency	0.06%	0.04%	0.00%

Total	0.06%	0.04%	0.00%

Time Deposits
Average
Foreign currency	166,945	225,383	—

Total	166,945	225,383	—

Average nominal rate
Foreign currency	0.51%	0.47%	0.00%

Total	0.51%	0.47%	0.00%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2015

The following table sets forth information regarding the maturity of our deposits at December 31, 2015.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Checking accounts	18,024,939	18,024,939	—	—	—
Savings accounts	17,922,635	17,922,635	—	—	—
Time deposits	37,755,403	35,060,875	1,952,621	717,716	24,191
Investment accounts	1,395,775	839,122	174,200	379,182	3,271
Other	1,422,846	1,422,417	0	429	0
Total Deposits	76,521,598	73,269,988	2,126,821	1,097,327	27,462

Maturity of outstanding time deposits and investment accounts in amount of Ps.100,000 or more at December 31, 2015

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2015.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic Bank Offices
Times deposits	31,556,441	29,240,074	1,652,759	641,255	22,353
Investment accounts	1,371,270	833,459	156,742	377,874	3,195
Total	32,927,711	30,073,533	1,809,501	1,019,129	25,548

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos, except percentages)
Net income	2,443,564	3,479,531	5,008,421
Average total assets	53,268,656	67,852,744	86,493,207
Average shareholders’ equity	7,344,336	10,425,703	13,477,595
Shareholders’ equity at the end of the fiscal year	8,627,431	11,491,817	15,876,082
Net income as a percentage of:
Average total assets	4.59%	5.13%	5.79%
Average shareholders’ equity	33.27%	33.37%	37.16%
Declared cash dividends	596,254	227,708	643,019 (2)
Dividend payout ratio (1)	24.40%	6.54%	12.84%
Average shareholders’ equity as a percentage of Average total assets	13.79%	15.37%	15.58%

(1)	Declared cash dividends stated as percentage of net income
(2)	For the fiscal year ended December 31, 2015 dividends are still pending approval from the Central Bank as of the date of this annual report.

Short-term borrowings

Our short-term borrowings totaled approximately Ps.2,728.9 million, Ps.3,958.7 million and Ps.5,155.3 million for the years ended December 31, 2013, 2014 and 2015, respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2013		2014		2015
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of Pesos, except percentages)

Central Bank of Argentina:
Total amount outstanding at the end of the reported period	9,676	5.11%	10,746	5.09%	12,706	4.28%
Average during year (1)	6,929	4.50%	11,669	4.61%	12,456	4.52%
Maximum month-end balance (2)	9,676		13,511		13,245
Banks and international institutions:
Total amount outstanding at the end of the reported period	326,495	2.79%	88,313	6.28%	98,598	4.91%
Average during year (1)	166,824	3.28%	257,405	3.71%	94,337	5.43%
Maximum month-end balance (2)	326,495		421,242		126,441
Non-subordinated Corporate Bonds:

Total amount outstanding at the end of the reported period	24,561	8.50%	32,225	8.50%	49,005	8.50%
Average during year (1)	15,256	8.50%	21,821	8.50%	27,568	8.50%
Maximum month-end balance (2)	24,561		32,225		49,005
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	11,973	5.25%	15,534	5.43%	61,644	13.41%
Average during year (1)	31,434	7.91%	19,268	5.06%	59,730	10.85%
Maximum month-end balance (2)	53,547		26,974		140,625
Other:
Total amount outstanding at the end of the reported period	2,352,716	0.01%	3,807,404	0.00%	4,926,449	0.00%
Average during year (1)	1,762,725	0.01%	3,104,144	0.00%	4,020,421	0.00%
Maximum month-end balance (2)	2,352,716		3,807,404		4,926,449
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	3,442	9.75%	4,517	9.75%	6,868	9.75%
Average during year (1)	12,875	9.75%	19,268	9.75%	21,809	9.75%
Maximum month-end balance (2)	23,999		35,074		39,031
Total short –term borrowings	2,728,863		3,958,739		5,155,270

(1)	Average balances are calculated from quarterly-end balances.
(2)	Maximums are calculated from quarterly-end balances.

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

	Remaining Maturity at December 31, 2015
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)

Interest-earning assets:

Interest-bearing deposits in other banks	1,271,350	—	—	—	—	1,271,350
Government securities (1)	11,411,627	1,015,388	538,812	1,280,465	17,681	14,263,973
Receivables from financial leases	168,880	270,330	74	—	—	439,284
Loans to the non-financial government sector (2)	78,572	669,495	—	—	—	748,067
Loans to the private and financial sector (2)	41,901,984	21,038,875	84,483	54,970	—	63,080,312
Other Assets	191,438	603,442	—	8,256	230,332	1,033,468

Total Interest-Earning Assets	55,023,851	23,597,530	623,369	1,343,691	248,013	80,836,454

Interest-bearing liabilities:

Checking accounts	2,239,404	—	—	—	—	2,239,404
Savings accounts	17,921,404	—	—	—	—	17,921,404
Time Deposits	37,707,918	23,890	300	1	—	37,732,109
Investment Accounts	1,417,571	3,271	—	—	—	1,420,842
Non- subordinated Corporate Bonds	49,005	1,383,667	—	—	—	1,432,672
Subordinated Corporate Bonds	6,868	—	—	1,950,750	—	1,957,618
Liabilities with Central Bank	12,706	211	—	—	—	12,917
Liabilities with Argentine financial institutions	61,644	22,740	—	—	—	84,384
Liabilities with Banks and International Institutions	98,598	—	—	—	—	98,598
Other liabilities	5,182,396	3,736	93,876	—	—	5,280,008

Total Interest-Bearing Liabilities	64,697,514	1,437,515	94,176	1,950,751	—	68,179,956
Asset (Liability) Gap	(9,673,663)	22,160,015	529,193	(607,060)	248,013	12,656,498
Cumulative Asset/Liability Gap	(9,673,663)	12,486,352	13,015,545	12,408,485	12,656,498	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	-11.97%	15.45%	16.10%	15.35%	15.66%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos

Government securities (1)	7,596,138	942,740	395,248	1,278,481	—	10,212,607
Receivables from financial leases	168,880	270,330	74	—	—	439,284
Loans to the non financial government sector (2)	78,572	669,495	—	—	—	748,067
Loans to the private and financial sector (2)	40,341,643	21,027,309	84,483	54,970	—	61,508,405
Other Assets	182,300	416,235	—	8,256	230,332	837,123

Total Interest-Earning Assets in Pesos	48,367,533	23,326,109	479,805	1,341,707	230,332	73,745,486

Interest-bearing liabilities in Pesos
Checking accounts	798	—	—	—	—	798
Savings accounts	14,162,534	—	—	—	—	14,162,534
Time Deposits	33,575,041	21,209	300	1	—	33,596,551
Investment Accounts	1,402,049	3,271	—	—	—	1,405,320
Liabilities with Central Bank	12,706	211	—	—	—	12,917
Liabilities with Argentine financial institutions	61,644	22,740	—	—	—	84,384
Other Liabilities	4,370,899	3,736	93,876	—	—	4,468,511

Total Interest-Bearing Liabilities in Pesos	53,585,671	51,167	94,176	1	—	53,731,015

Asset (Liability) Gap	(5,218,138)	23,274,942	385,629	1,341,706	230,332	20,014,471
Cumulative Asset/Liability Gap	(5,218,138)	18,056,804	18,442,433	19,784,139	20,014,471
Cumulative sensitivity gap as a percentage of total interest-earning assets	-7.08%	24.49%	25.01%	26.83%	27.14%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	without due date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in other banks	1,271,350	—	—	—	—	1,271,350
Government securities (1)	3,815,489	72,648	143,564	1,984	17,681	4,051,366
Loans to the private and financial sector(2)	1,560,341	11,566	—	—	—	1,571,907
Other assets	9,138	187,207	—	—	—	196,345

Total Interest-Earning Assets	6,656,318	271,421	143,564	1,984	17,681	7,090,968

Interest-bearing liabilities in foreign currency

Checking accounts	2,238,606	—	—	—	—	2,238,606
Savings accounts	3,758,870	—	—	—	—	3,758,870
Time Deposits	4,132,877	2,681	—	—	—	4,135,558
Investment Accounts	15,522	—	—	—	—	15,522
Non-subordinated Corporate Bonds	49,005	1,383,667	—	—	—	1,432,672
Subordinated Corporate Bonds	6,868	—	—	1,950,750	—	1,957,618
Liabilities with Banks and International Institutions	98,598	—	—	—	—	98,598
Other liabilities	811,497	—	—	—	—	811,497

Total Interest-Bearing Liabilities	11,111,843	1,386,348	—	1,950,750	—	14,448,941
Asset (Liability) Gap	(4,455,525)	(1,114,927)	143,564	(1,948,766)	17,681	(7,357,973)
Cumulative Asset/Liability Gap	(4,455,525)	(5,570,452)	(5,426,888)	(7,375,654)	(7,357,973)
Cumulative sensitivity gap as a percentage of total interest-earning assets	-62.83%	-78.56%	-76.53%	-104.01%	-103.77%

(1)	Includes instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest- earning asset.

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

A. Operating results

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of and for the three years ended December 31, 2013, 2014 and 2015, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant aspects from U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

Our consolidated financial statements recognized the changes in the Peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article No. 312 of General Resolution No. 7/2015 of the IGJ, Central Bank Communication “A” 3921 and CNV General Resolution No. 441. In reviewing our financial statements, investors should consider that, in recent years, there have been significant changes in the prevailing prices of certain inputs and economic indicators, such as salary cost, interest and exchange rates, however, local regulations have not required the application of inflation adjustments to our consolidated financial statements.

MACROECONOMIC ENVIRONMENT

World economic growth slowed down after a short period of growth from 2010 and 2012, which overcame the 2008 crisis caused by private over-indebtedness in the United States and public debt problems in Europe.

During 2013, the global economy grew at very different rates, affecting the performance of the Argentine economy. The United States and Europe maintained a weak recovery after the 2008 crisis due to fiscal adjustment and debt pressures partially offset by expansive monetary policies implemented by the respective central banks.

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

By the end of 2013, the Argentine government implemented an external risk mitigation process by increasing the devaluation rate, imposing quantitative restrictions on imports and higher taxes on luxury assets and on the purchase of foreign currency for tourism. Inflation reached a rate of 10.9% per annum according to the INDEC, while at the same time the Argentine Peso depreciated 32.6% against the U.S. dollar. See item 3.D “Risk Factors—An increase in inflation could have a material adverse effect on Argentina’s economic prospects”.

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

Within the international context and considering the dynamics of macroeconomic imbalances, the actual GDP of Argentina did not expand in 2014. The slowdown of the domestic economy, coupled with a drop in the demand of Argentina`s main trading partners, resulted in a reduction in the trading volume, causing a decrease in the trade balance by 16% as compared to the previous year, with exports falling by 12% (due to a reduction of prices of 2% and of volumes of 10%) and imports by 11% (due to a reduction of prices of 1% and of volumes of 11%).

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

During 2015 the slow growth continued, with distinct speeds of growth among the developed, Asian and emerging markets.

The United States maintained its annual economic growth rate at 2.4%. Europe also sustained its rate of growth in 2015. In contrast, China experienced an economic slowdown and its annual economic growth rate for 2015 was below the annual 7% rate recorded in previous years.

The slow growth of most developed countries, coupled with decreases in China’s economic growth, negatively impacted the price of commodities, including raw materials such as steel, copper and oil and, to a lesser extent, agricultural and food prices. Accordingly, the effects on Latin America were different from other economies with a greater dependence on raw materials and/or less agricultural production.

Under this adverse external context and related with the degree of commercial openness and the liberty of capital flows, the Argentine economy grew by 2.1%, recovering the previous biennium growth. Nonetheless, the recovery is based on non-sustainable resources, creating fiscal imbalance and increasing internal expenditures.

The increase in the fiscal imbalance was financed by high inflation, loss of reserves and debt placement. In 2015, the deficit represented 5% of GDP.

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

The Central Bank’s reserves as of December 31, 2014 amounted to US$31.4 billion, an increase of approximately US$844 million over the prior year. This increase was primarily the result of the private-sector purchase of foreign currency, certain swap transactions entered into with China and the issuance and placement of dollar-denominated Lebacs and Nobacs.

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

In 2015, there was an average monetary base increase of 33%. This increase was related to the Central Bank’s assistance to the federal government, that almost doubled the amount for 2014. The effect of such assistance was offset by a strong contraction by sales of foreign currencies and by the issuance of notes and repurchase agreements with the Central Bank.

In line with a passive monetary administration of the Central Bank, the sale of foreign currencies for approximately US$8 billion lead to a net decrease of the Central Bank reserves of US$5.4 billion. The reserves of the Central Bank as of December 31, 2015 amounted to US$25.6 billion.

In this context, in 2015 the growth of the financial activity was speeded; increasing the degree of bancarization.

In terms of deposits, there was a greater increase in the private sector than in the public sector. The deposits in the private sector increased by 47% as compared to 2014, with an increase in private time deposits of 61%. There was a significant increase in the number of fixed-term deposits in the fourth quarter in light of the increase of interest rates initiated by the Central Bank.

In terms of profitable assets, the financial system registered a total increase of loans of 37% and an increase of tenure of Lebac of 23% over the prior year. The Lebac/Loan ratio decreased from 32% in 2014 to 29% in 2015.

Private sector loans increased by 37% over the prior year, recording a significant acceleration in consumer loans (credit cards and personal).

During 2015, the Central Bank implemented strong regulations relating to limits to lending rates, commissions and the launching of new financial products. These restrictions started to be reversed with the change to the Central Bank authorities. The change in the government in December lead to the implementation of a distinct monetary policy which has seen an initial increase in interest rates and the return of a floating exchange rate.

RESULTS OF OPERATIONS

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments. We do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability.

During 2015, newly promulgated regulations affected the local economic environment, as exemplified by minimum rates for time deposits and maximum quotas for commissions and retail portfolios rates.

In this context, the Bank was able to take advantage of its strength by efficiently managing its liquidity and resource allocation. The growth of the assets of the Bank overcame initial expectations, following a better position in the market.

Our loan portfolio to the private sector grew to Ps.39,024 million as of December 31, 2013 increasing 25% compared to 2012, to Ps.44,108 million as of December 31, 2014 increasing 13% compared to 2013 and to Ps.62,853 million as of December 31, 2015 increasing 42% compared to 2014.

Within a context of increasing prices, the Bank, as well as the financial system, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio for the last three years. During 2013, 2014 and 2015 consumer loans (personal loans and credit card loans), which are short term loans, have driven the expansion of our loan portfolio, increasing 33%, 22% and 50% respectively.

During 2015, the Bank maintained its leading position in terms of personal loans, which increased by 44%, with a 15% of market share (as of November 30, 2015). As to its credit card products, in 2014 the Argentine government launched a plan for credit card purchases in 12 interest free installments, which led to increased consumption and use of credit cards. The credit card loans in 2015 obtained extraordinary increasing levels, with an increase of 61% over the previous year balance.

During 2013, 2014 and 2015, pledge and mortgages loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319, “A” 5380,“A” 5449, “A” 5516, “A” 5600, “A” 5681 and “A” 5771 of BCRA), grew 53%, 16% and 31%, respectively.

During 2015, we continued with the policy of maintaining high coverage of non-performing loans through the creation of additional provisions to such required by the Central Bank. The coverage was maintained at approximately 151.5%. Delinquency levels followed the same trend as the financial system as a whole, decreasing to 1.55% of total loans as compared to 1.95% in the previous year.

The increase in deposits followed the needs of the business, in order to maintain conservative liquidity and solvency ratios in accordance with applicable regulations.

In 2015, the Bank maintained a high liquidity ratio of 38.4% and exceeded the liquidity ratio of the financial system as a whole.

Our total deposits increased by 20%, 26% and 40% as of December 31, 2013, 2014 and 2015, respectively, up to Ps. 76,522 million as of December 31, 2015.

During 2013 and 2014, private sector deposits increased by 32% and 25% respectively, with increase in time deposits and sight deposits. Public sector deposits decreased by 21% in 2013 and increased by 30% during 2014.

During 2015, private sector deposits were the main source of funding, increasing by 45% compared to 2014, with an increase in time deposits of 61% over the prior year. Public sector deposits increased by 12% during 2015. Despite being subject to the Central Bank’s rate controls for most of the fiscal year, there was an effort to maintain profitability for this line item by extending the term of time deposits.

The Bank was the third largest private financial institution in terms of volume of total loans and total deposits, with a 7.2% and 5.7% of market share, respectively, as of November 30, 2015, maintaining a leading position, as in the previous year.

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014 AND YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,			Change December 31,
	(in thousands of Pesos)
	2013	2014	2015	2015-2014	2014-2013

Financial income	9,753,531	14,682,649	20,109,123	5,426,474	4,929,118

Financial expenses	(4,021,540)	(6,582,561)	(8,842,655)	(2,260,094)	(2,561,021)
Gross intermediation margin	5,731,991	8,100,088	11,266,468	3,166,380	2,368,097
Provision for loan losses	(540,032)	(664,882)	(877,134)	(212,252)	(124,850)
Service charge income	3,426,324	4,655,788	6,115,362	1,459,574	1,229,464
Service charge expenses	(917,807)	(1,215,759)	(1,714,833)	(499,074)	(297,952)
Administrative expenses	(4,015,356)	(5,498,879)	(7,225,908)	(1,727,029)	(1,483,523)
Net other income (expense)	109,526	88,853	(34,512)	(123,365)	(20,673)

Minority interest in subsidiaries	(18,173)	(23,492)	(35,359)	(11,867)	(5,319)
Net income before income tax	3,776,473	5,441,717	7,494,084	2,052,367	1,665,244

Income tax	(1,332,909)	(1,962,186)	(2,485,663)	(523,477)	(629,277)

Net income	2,443,564	3,479,531	5,008,421	1,528,890	1,035,967

Our consolidated net income for 2015 increased 44% or Ps.1,528.9 million as compared to 2014, from Ps.3,479.5 million in 2014 to Ps.5,008.4 million in 2015. This increase was primarily attributable to:

•	37% increase in financial income of Ps.5,426.5 million; and

•	31% increase in service charge income of Ps.1,459.6 million.

This increase was partially offset by a:

•	34% increase in financial expenses of Ps.2,260.1 million;

•	41% increase in service charge expenses of Ps.499.1 million;

•	31% increase in administrative expenses of Ps.1,727.0 million; and

•	27% increase in income tax of Ps.523.5 million.

Financial income

The components of our financial income for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)

Interest on cash and due from banks	241	127	155
Interest on loans to the financial sector	51,468	64,293	87,991
Interest on overdrafts	1,074,900	1,338,170	1,407,015
Interest on documents (1)	654,111	960,429	1,146,153
Interest on mortgage loans	333,854	483,143	556,620
Interest on pledged loans (2)	197,135	274,287	385,022
Interest on credit card loans	1,022,177	1,930,082	2,646,060
Interest on financial leases	68,435	76,320	81,711
Interest on other loans (3)	4,782,671	6,272,353	8,811,767
Income from government and private securities, net	409,054	1,974,166	3,985,892
Interest on other receivables from financial intermediation	3,101	3,455	4,105
Income from guaranteed loans (4)	26,026	40,201	25,077
CER (Indexation by benchmark stabilization coefficient) adjustment (5)	35,155	78,299	58,463
CVS (Indexation by salary variation coefficient) adjustment	606	737	669
Difference in quoted prices of gold and foreign currency	808,143	827,599	653,120
Other (6)	286,454	358,988	259,303

Total financial income	9,753,531	14,682,649	20,109,123

(1)	Includes income on factoring, check cashing advances and loans with promissory notes.
(2)	Includes primarily income on interest on loans with collateral pledge.
(3)	Includes interest on loans not classified under prior headings, including interest on personal loans.
(4)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(5)	Includes CER accrued for all the assets subject to CER adjustments.
(6)	Mainly results from pre-financing and financing export transactions, forward foreign currency transactions and premiums on reverse repos.

2015 and 2014 - Our financial income increased 37% or Ps. 5,426.5 million as compared to 2014, driven primarily by higher income from government and private securities and higher income derived from interest on loans.

Interest on loans (excluding guaranteed loans) grew 33%, or Ps.3,723.3 million, as a result of an increase of 29% in the average loan portfolio and to a lesser extend due to an increase in the average interest rate. Additionally the average interest rate for private sector loans increased from 28.9% in 2014 to 29.6% in 2015.

The main variation of total interest on loans was from consumer loans with interest on credit card loans which increased 37% and interest on other loans (including interest on personal loans) which increased 40% as compared to 2014. The average volume of credits cards increased 44% and the average volume of other loans increased 37%, in each case as compared to the average in 2014. On the commercial side, the main variation was from interest on documents increased 19% and interest on pledge loans increased 40% compared to 2014. The average volume of documents increased by 29% and the average volume of pledged loans increased by 34%, in each case as compared to 2014.

Income from government and private securities grew 102%, or Ps.2,011.7 million, mainly due to an increase in income from private securities and other government securities as a result of the general increase of market prices.

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

The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange valuation differences and premiums on forward sales of foreign exchange:

Changes in financial income (interest earned)	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013	December 31 2015 vs. December 31 2014
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Due to changes in the volume of interest-earning assets	1,750,614	1,966,544	4,176,995
Due to changes in average nominal rates of interest-earning assets	593,459	2,899,866	1,518,748

Net change	2,344,073	4,866,410	5,695,743

Changes in financial income due to changes in volume	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013	December 31 2015 vs. December 31 2014
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government and private securities	(60,235)	574,699	656,486

Loans to private and financial sector	1,831,866	1,415,752	3,494,343
Loans to public sector	34,956	8,082	(32,427)
Other assets	(55,973)	(31,989)	58,593

Net change	1,750,614	1,966,544	4,176,995

Changes in financial income due to changes in nominal rates	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013	December 31 2015 vs. December 31 2014
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government and private securities	61,918	1,126,740	893,969
Loans to private and financial sector	452,870	1,811,291	272,645
Loans to public sector	30,947	60,951	(56,163)
Other assets	47,724	(99,116)	408,297

Net change	593,459	2,899,866	1,518,748

Financial expenses

The components of our financial expenses for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)

Interest on checking accounts	497	533	0
Interest on savings accounts	41,060	49,237	68,169
Interest on time deposits	3,065,823	5,137,168	6,704,910
Interest on interfinancing received loans (received call)	2,883	1,202	7,036
Interest on other financing from the financial institutions	7	17	1
Interest on other liabilities from financial intermediation (1)	61,674	91,733	96,022
Interest on subordinated corporate bonds	80,953	120,407	136,191
Other interest	3,369	3,109	2,634
CER adjustment (2)	4,295	9,183	4,595
Contribution to Deposit Guarantee Fund	67,808	151,048	418,437
Other (3)	693,171	1,018,924	1,404,660
Total financial expenses	4,021,540	6,582,561	8,842,655

(1)	Includes lines of credit from other banks, repurchase agreements and Central Bank borrowings.
(2)	Includes CER accrued for all the liabilities subject to CER adjustments.
(3)	Mainly resulting from turnover tax.

2015 and 2014 - Financial expenses increased 34% or Ps. 2,260.1 million as compared to 2014.

Interest on deposits represented 77% of total financial expenses and increased by 31% or Ps. 1,586.1 million as compared to 2014 due to an increase on average portfolio by 29% and a slight increase in the interest rate (from 20.1% on average in 2014 to 21.4% on average in 2015).

Other financial expenses increased by 38% as compared to 2014 mainly due to an increase in turnover tax as a result of our higher computable financial income and, to a lesser extent, an increase in tax rates in certain provinces in which we operate.

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

Changes in financial expense (interest paid)

	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013	December 31 2015 vs. December 31 2014
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	521,214	774,504	1,292,383
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	397,625	1,382,024	313,330
Net change	918,839	2,156,528	1,605,713

Changes in financial expense due to changes in volume

	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013	December 31 2015 vs. December 31 2014
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	506,788	709,351	1,272,311
Borrowings from Central Bank and other financial institutions	1,521	1,935	(7,465)
Corporate Bonds	12,905	63,218	27,537

Net change	521,214	774,504	1,292,383

Changes in financial expense due to changes in nominal rates

	December 31 2013 vs. December 31 2012	December 31 2014 vs. December 31 2013	December 31 2015 vs. December 31 2014
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	398,614	1,370,277	313,850
Borrowings from Central Bank and other financial institutions	(1,733)	11,218	1,479
Corporate Bonds	744	529	(1,999)

Net change	397,625	1,382,024	313,330

Provision for loan losses

2015 and 2014 – Provision for loan losses increased 32% or Ps. 212.3 million in 2015 mainly due to the increase in the loan portfolio and the increase in the provisions for loan losses related to non-performing commercial loans required by the Central Bank.

2014 and 2013 – Provision for loan losses increased 23% or Ps.124.9 million in 2014 mainly due to the increase in the provisions for loan losses related to non-performing consumer loans and based on our policy of maintaining high coverage of non-performing loans through the creation of additional provisions to such required by the Central Bank. Non-performing loans increased 29% in 2014.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)

Service charges on deposit accounts	2,022,656	2,798,967	3,561,203
Debit and credit card income	776,726	1,147,740	1,628,556
Other fees related to foreign trade	44,464	67,123	100,581
Credit-related fees	164,097	92,101	124,559
Capital markets and securities activities	4,338	7,895	18,273
Lease of safe-deposit boxes	70,791	84,201	95,553
Fees related to guarantees	1,434	1,672	1,266
Other (1)	341,818	456,089	585,371
Total service charge income	3,426,324	4,655,788	6,115,362

(1)	Includes insurance income and revenue from joint ventures.

2015 and 2014 - Service charge income increased 31% or Ps. 1,459.6 million in 2015, mainly due an increase in service charges on deposits accounts (27%) and higher debit and credit card income (42%). During 2015 the amount of active accounts increased 14% and the banking product packages increased 7% and the fees charged for such accounts and banking product packages grew 16% in average. The increase in charged fees is due to the increase in consumption of debit and credit cards.

2014 and 2013 - Service charge income increased 36% or Ps.1,229.5 million in 2014, mainly due to higher debit and credit card income (48%) and increasing service charges on deposits accounts (38%) and other service charge income (33%), mainly due to an increase in the amount of active accounts and banking product packages and the fees charged for such accounts and banking product packages.

Service charge expenses

2015 and 2014 - In 2015, service charge expenses increased 41% or Ps. 499.1 million as compared to 2014 due to an increase in debit and credit card expenses as result of an aggressive marketing campaigns for credit card products as part of our strategy to strengthen our credit card market share.

2014 and 2013 - In 2014 service charge expenses increased 32% or Ps.298 million as compared to 2013 due to an increase in debit and credit card expenses as result of an aggressive marketing campaigns for credit card products as part of our strategy to strengthen our credit card market share.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2013, 2014 and 2015 are reflected in the following table:

	Year Ended December 31,
	2013	2014	2015
	(in thousands of Pesos)

Personnel expenses	2,351,921	3,190,774	4,324,067
Directors and statutory auditors fees	117,077	163,378	233,030
Other professional fees	138,212	181,427	217,948
Advertising and publicity	103,437	128,387	143,883
Taxes	218,491	323,463	411,789
Depreciation of equipment	98,666	130,678	170,613
Amortization of organization costs	89,019	122,704	150,619
Maintenance, conservation and repair expenses	187,684	256,937	322,436
Security services	192,873	249,176	313,310
Electric power and communications	102,023	146,145	172,669
Lease payments	77,713	110,875	137,288
Insurance	18,251	22,678	27,200
Stationery and office supplies	19,858	26,761	35,446
Other	300,131	445,496	565,610
Total administrative expenses	4,015,356	5,498,879	7,225,908

2015 and 2014 - Administrative expenses increased 31% or Ps. 1,727.0 million in 2015, due to increase personnel expenses and other administrative expenses.

Personnel expenses increased by 35% as a result of a salary increase between 28 and 33% agreed with the labor unions between January and June 2015 and higher other personnel expenses. The remaining administrative expenses increased by 26% in 2015, in line with the recorded annual inflation.

2014 and 2013 - Administrative expenses increased 37% or Ps.1,483.5 million in 2014, due to higher personnel expenses and other administrative expenses.

Personnel expenses increased by 36% as a result of a salary increase of 29% arranged with the labor unions in April 2014 and higher other personnel expenses. The remaining administrative expenses increased in total by 39% in 2014, mainly due to a 48% increase in taxes mainly in tax on debits and credits on Argentine bank accounts and the turnover tax, a 37% increase in repair and maintenance expenses (mainly due to an increase in rates paid to cleaning companies) and a 29% increase in security services expenses (mainly due to an increase in rates paid to additional police and private security companies).

Net other income (expense)

2015 and 2014. In 2015 net other income was a loss of Ps.34.5 million, decreasing 139% or Ps.123.3 million compared to 2014. The variation was mainly due to higher total other expenses by 69% or Ps.181.3 million, mainly because of an increase in charges for other receivables uncollectibility and other allowances of Ps.143 million. Total other income increased by 16% or Ps.58 million as compared to 2014, mainly as a result of higher other income (mainly tax return for Ps.49 million) and an increase in recovered loans and reversed allowances by Ps.25.3 million.

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

Income tax

2015 and 2014. In 2015 income tax expenses increased 27% to Ps. 2,485.7 million compared to 2014 with a tax effective rate of 33.2% for fiscal year 2015. This increase was due to the increase in taxable revenues.

2014 and 2013. In 2014 income tax expenses increased 47% to Ps.1,962.2 million compared to 2013 with a tax effective rate of 36.1% for fiscal year 2014. This increase was due to the increase in taxable revenues.

U.S. GAAP and Central Bank Rules Reconciliation

General

We prepare our consolidated financial statements in accordance with Central Bank Rules, which differ from U.S. GAAP in certain respects. For more detail on differences in the accounting treatment between Central Bank Rules and U.S. GAAP as of December 31, 2015, see Note 35 to our consolidated financial statements as of and for the year ended December, 2015.

Summary of significant differences between Central Bank Rules and U.S. GAAP:

a.	Exposure to the Argentine Public Sector and Private Securities:

a.1.	Loans—Non-financial federal government sector: Guaranteed loans (maturing around 2017) were valued according to Central Bank Communication “A” 4898 and “A” 5180. Under U.S. GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, we should continue to estimate the cash flows expected to be collected over the life of the loan. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would decrease assets by Ps.148.2 million, Ps.200.3 million and Ps.158.2 million as of December 31, 2015, 2014 and 2013, respectively. On the other hand, income would increase by Ps.52 million for the year ended December 31, 2015 and would decrease Ps.42 million and Ps.11.4 million for the years ended December 31, 2014 and 2013, respectively.

a.2.	Government and private securities:

(i)	Available for sale: Under U.S. GAAP, securities for which the Bank’s management has the intention and the ability to hold them for an indefinite period of time, but not necessarily to maturity, are classified as “available for sale securities”. They are carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities”.

(ii)	Trading securities: Under U.S. GAAP, securities maintained for intermediation are classified as “trading securities” because they are bought mainly with the intent to buy and sell in the short term as part of the Bank’s trading or intermediation activities. They are carried at fair value considering their active market, with changes in fair value recorded in the consolidated statement of income.

Under Central Bank rules, Government and private securities were valued as explained in Note 4.5.b) to our consolidated financial statements. The effects of the adjustments required in accordance with U.S. GAAP would decrease assets by Ps.26.2 million, Ps.21.3 million and Ps.1.1 million as of December 31, 2015, 2014 and 2013, respectively. On the other hand, net income, excluding OCI effects, would decrease by Ps.29.3 million for the year ended December 31, 2015 and would increase by Ps. 3 thousand and Ps.38.1 million for the years ended December 31, 2014 and 2013, respectively.

a.3.	Instruments issued by Central Bank of Argentina: Under Central Bank Rules, instruments issued by the Central Bank of Argentina were valued at the quoted price of each security or at the cost value increased by their internal rate of return. Under U.S. GAAP, considering what is mentioned in Note 35.2.b.1) to our consolidated financial statements, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would increase assets by Ps.4.1 million, Ps.2.4 million and Ps.41 thousand as of December 31, 2015, 2014 and 2013, respectively. On the other hand, net income, excluding OCI effects, would increase by Ps.12.3 million, Ps.7.2 million and Ps.0.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

a.4.	Securities in financial trust and others: Under Central Bank Rules, securities in financial trust and others were valued at the cost value increased by their internal rate of return. Under U.S. GAAP, considering what is mentioned in Note 35.2.b.1) to our consolidated financial statements, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would increase assets by Ps.35.8 million, Ps.30.9 million and Ps.14.3 million as of December 31, 2015, 2014 and 2013, respectively. On the other hand, net income excluding OCI effects would increase by Ps.16.5 million for the year ended December 31, 2015 and would decrease Ps.10.4 million and Ps.5.1 million for the years ended December 31, 2014 and 2013, respectively.

b.	Loans origination fees: Fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, are recognized when collected and charges direct origination costs when incurred. In accordance with U.S. GAAP under FASB ASC 310-20 “Nonrefundable Fees and Other Costs”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.38 million, Ps.91.3 million and Ps.111.8 million as of December 31, 2015, 2014 and 2013, respectively. On the other hand, income would increase by Ps. 53.2 million and Ps.20.6 million for the years ended December 31, 2015 and 2014, respectively, and would decrease by Ps.6.5 million for the year ended December 2013.

c.	Allowance for loan losses

c.1.	Credit card loans: We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at least at 50% in accordance with the Central Bank Rules. Under U.S. GAAP, we adopted a policy to fully provision loans which are 180 days past due. Had U.S. GAAP been applied, our assets would decrease by Ps.33.9 million, Ps.25.7 million and Ps.17 million as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by Ps.8.2 million, Ps.8.7 million and Ps.3.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

c.2.	Impaired loans - Non Financial Private Sector and residents abroad: FASB ASC 310 “Receivables”, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans, not considered troubled debt restructuring, that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments. We have performed a migration analysis based on uncollectability following the FASB ASC 450 “Contingencies”. Had U.S. GAAP been applied, the Bank’s assets would decrease by Ps.17.1 million for the year ended December 31, 2015 and would increase by Ps.3.8 million and Ps.2.8 million as of December 31, 2014 and 2013, respectively. In addition, income would decrease by Ps.20.9 million and Ps.1 million for the years ended December 31, 2015 and 2013, respectively, and would increase by Ps.0.9 million for the year ended December 31, 2014.

c.3.	Interest recognition – non-accrual loans : The method applied to recognize income on loans is described in Note 4.5.d) to our consolidated financial statements. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the reserve for credit losses. Under U.S. GAAP the accrual of interest is discontinued when the management has serious doubts about further collectability of principal or interest, usually after 90 days, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Had U.S. GAAP been applied, the Bank’s assets would decrease by Ps.24.2 million, Ps.22.1 million and Ps.13 million as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by Ps.2.2 million, Ps.9.1 million and Ps.6.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

d.

Income Tax: Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized. Under U.S. GAAP we apply FASB ASC 740 “Income Taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. Had U.S. GAAP been applied, the Bank’s net assets would increase by Ps.190.2 million, Ps.366.1 million and Ps.242.6 million as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by Ps.104.9 million for the year ended December 31, 2015 and would increase by Ps.154.9 million and Ps.64 million for the years ended December 31, 2014 and 2013, respectively.

e.	Intangible assets:

(i)	Software cost: Under Central Bank Rules, it includes software costs relating to preliminary, application development and post – implementation stages of software development. Central Bank Rules permits the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal- Use Software”. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.7.7 million, Ps.9.1 million and Ps.12.2 million as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by Ps.1.5 million, Ps.3 million and Ps.5.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

(ii)	Organizational costs: Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank. Applying U.S. GAAP and in accordance with FASB ASC 720-15 “Start Up Costs”, these cost are not eligible for capitalization and would result in a decrease to the Bank’s assets by Ps.4.9 million and Ps.2.6 million as of December 31, 2014 and 2013, respectively. In addition income would increase by Ps.4.9 million for the year ended December 31. 2015, and would decrease by Ps.2.3 million and Ps.0.9 million for the years ended December 31, 2014 and 2013, respectively.

f.	Vacation accrual: The cost of vacations earned by employees is generally recorded by us when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. Had U.S. GAAP been applied, the Bank’s liabilities would increase by Ps.268.4 million, Ps.202.9 million and Ps.152.3 million as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by Ps.65.5 million, Ps.50.6 million and Ps.0.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

g.	Business combination: Under Central Bank Rules, business combinations and step acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years. Under U.S. GAAP FASB ASC 805 requires the acquisition of controlling interest to be accounted for as a business combination applying the purchase method. The assets acquired and liabilities assumed are measured based on their estimated fair values as of the acquisition date. Had U.S. GAAP been applied, the Bank net assets would decrease by Ps.29.4 million, Ps.37.7 million and Ps.47.7 million as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by Ps.8.5 million, Ps.9.8 million and Ps.17.5 for the years ended December 31, 2015, 2014 and 2013, respectively.

h.	Accounting for derivative instruments and hedging activities: Pursuant to Central Bank Rules, derivatives are recorded as described in Notes 4.5.g) and 4.5.k) to our consolidated financial statements. FASB ASC 815 “Derivatives and Hedging” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Had U.S. GAAP been applied, the Bank’s liabilities would decrease by Ps.35.5 million for the year ended December 31, 2015, and the Bank’s assets would increase by Ps.1.7 million as of December 31, 2013. In addition income would increase by Ps.35.5 million and Ps.2.2 million for the years ended December 31, 2015 and 2013, respectively, and would decrease Ps.1.7 million for the year ended December 31, 2014.

i.	Foreign currency translation: U.S. GAAP foreign currency translation requirements are covered by FASB ASC 830-20 “Foreign Currency Matters” and differ from Central Bank Rules in the translation of the income statement accounts, which under U.S. GAAP should have been translated at the average exchange rate other than at the year-end exchange rate. Had U.S. GAAP been applied, the Bank’s net income would decrease by Ps.200.5 million, Ps.87.6 million and Ps.69.5 for the years ended December 31, 2015, 2014 and 2013, respectively, and these resulting differences recognized as other comprehensive income.

j.	Corporate bonds: Under Central Bank Rules, cost of issuance was recognized as expenses when they were incurred and the interest has accrued according to the contract terms of the bonds in the period in which it was generated. Under U.S. GAAP, the Bank recognizes direct incremental costs and interest based on the effective interest method over the life of the loan. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.85.9 million, Ps.38.6 million and Ps.5.4 million as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by Ps.47.3 million and Ps.33.3 million for the years ended December 31, 2015 and 2014, respectively, and would decrease by Ps.5.5 million for the year ended December 31, 2013.

k.

Foreclosed assets: Under Central Bank Rules, these assets are carried at cost adjusted by depreciation over the life of the assets. Under U.S. GAAP, in accordance with FASB ASC 360 “Property, Plant and Equipment”, such assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.15.5 million, Ps.12.8 million and Ps.14.2 million as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by Ps.2.7 million and Ps.0.7 million for the years ended December 31, 2015 and 2013, respectively, and would decrease Ps.1.3 for the year ended December 31, 2014.

l.	Capitalization of interest cost: Under Central Bank Rules, is not allowed to capitalized interest cost from borrowings. Under U.S. GAAP, in accordance with FASB ASC 835-20 “Capitalization of Interest Cost”, if an asset requires a period of time in which to carry out the activities necessary to bring it to the condition and location necessary for its intended use, the interest cost incurred during that period as a result of expenditures for the asset is a part of historical cost of acquiring the asset. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.112.8 million, Ps.37.8 million and Ps.9.4 million as of December 31, 2015, 2014 and 2013, respectively. In addition, income would increase by Ps.75 million, Ps.28.3 million and Ps.9.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

m.	Contingencies: In accordance with Central Bank note dated August 4, 2008 we recognizes the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, related to foreign-currency denominated deposits (amparos). Additionally, as provided by Central Bank Communiqué “A” 5689, includes provisions for summary judgements and sanctions applied by the Central Bank and other regulators, which are equivalent to the amounts not yet paid. Under US GAAP, in accordance with FASB ASC 450 “Contingencies”, the Bank should recognize a liability to cover contingent losses in view of their remote probability of occurrence. The effects of adjustments required to state such amounts in accordance with US GAAP would increase the Bank’s liabilities by Ps.17.8 million, Ps.43.4 million and Ps.69 million as of December 31, 2015, 2014 and 2013, respectively. In addition, income would increase by Ps.25.6 million for the years ended December 31, 2015 and 2014, respectively, and would decrease by Ps.9 million for the year ended December 31, 2013.

n.	Noncontrolling Interest in subsidiaries: Central Bank Rules requires to record noncontrolling interests as a component of liabilities. FASB ASC 810 requires to record such interest as shareholders’ equity. Had U.S. GAAP been applied, the Bank’s shareholder’s equity would increase by Ps.128.3 million, Ps.93 million and Ps.69.5 million for the years ended December 31, 2015, 2014 and 2013, respectively. In addition income would increase by Ps.35.3 million, Ps.23.5 million and Ps.18.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Had U.S. GAAP been applied the Bank’s stockholders’ equity would decrease by Ps.2.8 million, Ps.73.3 million and Ps.225 million as of December 31, 2015, 2014 and 2013, respectively.

In addition, net income calculated according U.S. GAAP would decrease by Ps.61.3 million for the year ended December 31, 2015, and would increase by Ps.93.4 million and Ps.36.1 million for the years ended December 31, 2014 and 2013, respectively.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps. 76,521.6 million as of December 31, 2015, Ps.54,716.6 million as of December 31, 2014 and Ps.43,427 million as of December 31, 2013. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 12% of our total deposits as of December 31, 2015 were derived from the non-financial government sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew 40% in 2015 compared to 2014, represented 86% of our total liabilities as of December 31, 2015. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

During 2015 the liquidity ratio decreased from 40.6% as of December 31, 2014 to 38.4% as of December 31, 2015. The Bank’s liquidity ratio exceeds the liquidity ratio of the argentine financial system as a whole.

As of December 31, 2015 we have outstanding Ps.1,957.6 million of our 2036 Notes and Ps.1,432.7 million of our 2017 Notes.

Additionally, we currently have access to uncommitted lines of credit with foreign banks and to letters of credit.

We manage the excess liquidity by analyzing interest rates from a limited number of liquid and short-term assets including Central Bank bills, deposits with the Central Bank and overnight loans to highly rated companies. The amount allocated to overnight loans is determined by the amount of deposits received from institutional investors, and as such, there is a high degree of volatility in our overnight allocations.

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2015, we had excess capital of Ps. 6,915.6 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2015. Additionally for further information regarding our restricted assets, assets in custody and trust agreements please see notes 8 “Restricted assets,” 12 “Items in custody” and 14 “Trust agreements” to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2013 (1)	2014	2015
(in thousands of Pesos, except ratios and percentages)

Calculation of excess capital:

Allocated to assets at risk	2,516,833	3,667,402	5,416,151
Allocated to Bank premises and equipment, intangible assets and equity investment assets	179,776	185,636	335,663
Market risk	52,026	388,136	568,798
Operational risk	709,873	1,278,035	1,734,888
Interest rate risk (2)	838,215	—	—
Government sector and securities in investment account	55,866	138,693	336,573
Required minimum capital under Central Bank Rules	4,352,590	5,657,902	8,392,073
Common Equity Tier 1 (COn1)	8,150,742	11,204,326	14,892,648
Deductible concepts COn1	(363,488)	(431,969)	(535,091)
Additional Tier 1 (CAn1)	412,668	366,816	320,964
Tier 2 Capital (COn2)	388,919	441,495	629,164
Total capital under Central Bank Rules	8,588,841	11,580,668	15,307,685
Excess capital	4,236,251	5,922,766	6,915,612

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	25.29%	24.02%	20.79%
Average shareholders’ equity as a percentage of average total assets	13.79%	15.37%	15.58%

Total liabilities as a multiple of total shareholders’ equity	5.87	x	5.53	x	5.61	x
Cash as a percentage of total deposits	29.61%	28.21%	25.36%
Liquid assets as a percentage of total deposits (3)	33.34%	40.57%	38.43%
Loans as a percentage of total assets	65.81%	58.32%	59.39%

(1)	Based on Communication “A” 5369, the calculation for the total capital requirement as of January 2013 remains as reference for the total capital requirement for 2013.
(2)	According to Communication “A” 5369 of BCRA the interest rate risk requirement has been excluded from the total capital requirement since February 2013, being January 2013 the last month where interest risk requirement should be contemplated.
(3)	Liquid assets include cash, cash collateral, reverse repos, Lebacs and Nobacs and interfinancing loans.

As of December 31, 2015, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2013, 2014 and 2015.

	As of December 31
	2013	2014	2015
	(in thousands of Pesos)

Deposits
From the non-financial government sector	6,580,041	8,570,055	9,588,378
From the financial sector	26,874	38,683	40,145
From the non-financial private sector and foreign residents
Checking accounts	8,602,700	11,896,322	14,062,853
Savings accounts	8,440,709	11,013,878	15,507,850
Time deposits	18,416,520	21,510,754	34,719,816
Investment accounts (1)	199,003	190,503	545,092
Other (2)	878,032	1,137,750	1,348,989
Accrued interest, adjustments, foreign exchange and quoted price differences payable	283,139	358,609	708,475

	As of December 31
	2013	2014	2015
	(in thousands of Pesos)

Borrowing from Central Bank and financial institutions
Central Bank	21,994	16,959	12,917
Banks and international institutions	326,495	88,313	98,598
Financing received from Argentine financial institutions	56,942	51,787	84,384
Other	2,440,877	3,899,498	5,024,061
Minority interest in subsidiaries	69,502	93,001	128,305
Non-subordinated Corporate Bonds	718,044	942,115	1,432,672
Subordinated Corporate Bonds	981,142	1,287,317	1,957,618
Shareholders’ equity	8,627,431	11,491,817	15,876,082
Total funding	56,669,445	72,587,361	101,136,235

(1)	Time deposit-payable at the option of the depositor.
(2)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2015 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our consolidated financial statements requires management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

Critical accounting policies are those accounting policies that require management to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made and such estimates reasonably could have a material impact on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in Note 4 to our audited consolidated financial statements as of the year ended December 31, 2015.

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

In addition, Central Bank Rules allows the Bank to establish additional allowances for loan losses and changes loan classification, as the case may be, based on management’s risk management policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2015, 2014 and 2013 after evaluating the risk of our loan portfolio. Our management determines increase or decrease in allowances based on repayment estimates. International and local macroeconomic conditions generate a certain degree of uncertainty regarding future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment value.

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

As explained in note 5 to our audited consolidated financial statements as of and for the three years ended December 31, 2015, Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

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

There were no unrecognized tax benefits as of December 31, 2015, 2014 and 2013.

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

Under Central Bank Rules, those assets are valued as mentioned in Note 4.5 to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

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

When observable quoted prices are not available, fair value is based upon internally developed valuation techniques that use, quoted prices for similar assets or liabilities in active markets. Financial instruments valued at this manner are classified within Tier 2 of the fair value hierarchy. We used the followings methods:

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

For 2016 we estimate a slowdown in the economy, affecting the growth of loans and deposits, recording figures lower than those of the preceding year. We expect an unsubstantial increase in default levels and stable margins, in an environment with high rates during the first semester and a minor reduction in the second semester. Likewise, the efficiency ratio, measured as expenses over net financial and service income is expected to remain stable.

The increase in credit in Argentina offers strong prospects for the future due to the low penetration in the current market. Penetration is low both in respect of consumer loans and commercial loans, with loans comprising 16% of GDP, a percentage less than various other countries in the region. Argentina possesses the second highest GDP in the region, and the informal sector is less significant than in other countries, which suggests that the conditions exists for further growth in the banking sector when adequate policies are implemented, and levels of inflation and rates are normalized.

The Argentine Financial System

The Argentine financial system has maintained a solid trend in the last three years with the Bank’s performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2013	2014	2015
	(In million of Pesos)

Banco Macro
Total loans	39,022	43,740	62,332
Total deposits	43,427	54,717	76,522

Financial System
Total loans	563,344	666,170	911,871
Total deposits	752,422	979,691	1,354,393

Source: Central Bank

Financial activity gained strength during the last three years.

Total loans in the financial system increased 30% in 2013, 18% in 2014 and 37% in 2015 and amounted to Ps.911.9 billion as of December 31, 2015, driven by private sector loans.

Total deposits in the financial system increased by 26% in 2013, 30% in 2014 and 38% in 2015, driven by private sector deposits. Private sector deposits increased by 27% in 2013, 31% in 2014 and 47% in 2015, amounting to Ps.1,052.2 billion as of December 31, 2015. Public sector deposits increased 24% in 2013, 27% in 2014 and 13% in 2015, amounting to Ps.289.5 billion.

The level of loans and deposits over GDP was still low as of December 31, 2015, at 16% for total loans/GDP and 24% for total deposits/GDP. As a result of such GDP levels, we believe that there is considerable potential for growth in upcoming years.

Interest rates increased throughout the year due to a higher devaluation rate but were partially mitigated by the limits established by the Central Bank. Maximum interest rates for personal loans and pledged loans and minimum interest rates applicable to certain time deposits made by individuals reduced the rate’s variation. For more information see Item 4.B “Argentine banking regulation—Interest rates and fees regulations”.

Private sector lending

The extension of credits to the private sector in Argentina has recovered since 2010. During the last three years, loans to the private sector grew 31% in 2013, 20% in 2014 and 37% in 2015 for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps. 39,024 million (25%) in 2013, Ps.44,108 million (13%) in 2014 and Ps.62,853 million (42%) in 2015 as shown in the following table:

	As of December 31,
	2013	2014	2015
	(In million of Pesos)

Banco Macro
Private sector loans	39,024	44,108	62,853

Financial System
Private sector loans	501,857	603,969	827,943

Source: Central Bank

We see the following trends in this important area of our business:

•	As a result of our low cost of funds and our high level of liquidity, a key driver of our results is our ability to increase our lending within the scope of our credit policy, as such lending is always at a positive margin. Therefore, we have seen our gross intermediation margin widened as our private sector lending has increased.

•	Growth prospects are subject to inflation and long-term fixed rate lending development. We believe that the main obstacle preventing a faster recovery of Argentina’s private sector long-term lending has been the uncertain outlook on long-term inflation, which has a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

•	Stable intermediation spread. Based on the low banking penetration in Argentina, we believe that the expected loan growth mix, with a larger participation of consumer loans compared to commercial loans, will improve spreads. However, price competition could offset this effect and intermediation spreads might remain stable.

Asset Quality

The financial system continued to show low levels of non-performing portfolio and extensive coverage ratios for non-performing portfolio.

As of December 31, 2015, the non-performing credit portfolio level reached 1.6% of the total credit portfolio, whereas the coverage ratio level reached 147% for the financial system as a whole.

Our figures reflect the similar level and evolution registered by the financial system as a whole, with a non-performing ratio of 1.5% and a coverage ratio of 151% as of December 31, 2015. During 2013, 2014 and 2015, we established additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s policies.

The table below reflects the asset quality of the Bank and the financial system for 2013, 2014 and 2015:

	As of December 31,
	2013	2014	2015

Banco Macro
Allowances/lending (1)	2.5%	2.6%	2.3%
Non-performing lending ratio (2)	1.7%	1.9%	1.5%
Coverage ratio (3)	149%	135%	151%

Financial System
Allowances/lending (1)	2.0%	2.3%	2.1%
Non-performing lending ratio (2)	1.5%	1.8%	1.6%
Coverage ratio (3)	150%	142%	147%

Source: Central Bank

(1)	Allowances as a percentage of total credit portfolio. Credit portfolio includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).
(2)	Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.
(3)	Allowances for uncollectibility risk as a percentage of non-performing credit portfolio.

Profitability

During the last three years the profitability of the financial system increased by 50% in 2013, 57% in 2014 and 31% in 2015, achieving a total of Ps.60,004 million as of December 31, 2015.

The table below reflects the profitability of the Bank and the financial system for 2013, 2014 and 2015:

	As of December 31,
	2013	2014	2015

Banco Macro
Net income (in millions of Pesos) (1)	2,443.6	3,479.5	5,008.4

Return on average equity	33.3%	33.4%	37.2%
Return on average assets	4.6%	5.1%	5.8%

Financial System
Net income (in millions of Pesos) (1)	29,169	45,937	60,004

Return on average equity	29.5%	32.7%	32.4%
Return on average assets	3.4%	4.1%	4.1%

Source: Central Bank

(1)	This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

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

For additional information of financial instruments with off-balance sheet risk see note 33 ”Financial instruments with off-balance sheet risk” to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

F. Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2015:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of Pesos)
Contractual obligations
Central Bank	12,917	12,706	106	105	—
Banks and international institutions	98,598	98,598	—	—	—
Non-Subordinated Corporate Bonds	1,432,672	49,005	1,383,667	—	—
Financing received from Argentine financial institutions	84,384	61,644	22,740	—	—
Other	5,024,061	4,926,449	3,736	—	93,876
Operating leases	212,268	103,833	82,728	23,327	2,380
Subordinated corporate bonds	1,957,618	6,868	—	—	1,950,750
Total contractual obligations	8,822,518	5,259,103	1,492,977	23,432	2,047,006

Commercial commitments
Lines of credit	528,706	528,706	—	—	—
Guarantees	301,132	178,163	22,026	105	100,838
Standby letters of credit	711,142	711,142	—	—	—
Total commercial commitments	1,540,980	1,418,011	22,026	105	100,838

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our board of directors, which as of the date of this annual report is comprised of 13 members and 3 alternate members. On April 16, 2012, our shareholders approved the proposal of the board of directors and amended our bylaws increasing the maximum size of our Board from 12 to 13 members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than thirteen directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be reelected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of the board of directors as of December 31, 2015:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	63	2002	2017
Guillermo Eduardo Stanley	Vice Chairman	67	2002	2015
Jorge Pablo Brito	Director	36	2002	2017
Marcos Brito	Director	33	2007	2017
Delfín Federico Ezequiel Carballo	Director	30	2015	2017
Juan Pablo Brito Devoto	Director	55	2002	2016
Luis Carlos Cerolini	Director	61	2002	2016
Carlos Enrique Videla	Director	70	2002	2015
Alejandro Macfarlane	Director	50	2005	2015
Constanza Brito	Director	34	2007	2015
Santiago Brito	Alternate director	28	2012	2017
Santiago Horacio Seeber	Alternate director	38	2012	2017
Ernesto Eduardo Medina	Alternate director	48	2002	2017
Matías Eduardo Carballo	Alternate director	56	2015	2017

On April 26, 2016, the shareholders’ meeting resolved the integral reorganization of the Board of Directors, establishing the Board shall be composed of 13 regular directors and 3 alternate directors. As result, it is composed as follows:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	63	2002	2017
Delfin Jorge Ezequiel Carballo (1)	Vice Chairman	63	2002	2017
Jorge Pablo Brito	Director	36	2002	2018
Carlos Alberto Giovanelli (1)	Director	59	2016	2018
Nelson Damian Pozzoli (1)	Director	49	2016	2018
José Alfredo Sanchez (1)	Director	60	2016	2018
Martĺn Estanislao Gorosito (1)	Director	32	2016	2018
Roberto Julio Eilbaum (1)	Director	71	2016	2017
Mario Luis Vicens (1)	Director	64	2016	2017
Luis Marĺa Blaquier (1)	Director	50	2016	2017
Marcos Brito	Director	33	2007	2016
Ariel Marcelo Sigal (1)	Director	51	2016	2016
Alejandro Eduardo Fargosi (1)	Director	61	2016	2016
Delfĺn Federico Ezequiel Carballo	Alternate director	31	2015	2018
Constanza Brito	Alternate director	34	2007	2018
Eliseo Santi (1)	Alternate director	27	2016	2018

(1)	Pending Central Bank approval.

Since the Central Bank has not yet issued its decision under paragraph 5.2.3 of Section 5, Chapter I of Circular CREFI-2 (Communication “A” 2241, as amended and supplemented) regarding the approval of the appointment of newly elected regular directors, in order to allow the normal operation of the management and the composition of the audit committee with directors acting as independent directors, pursuant to the rules of the CNV (Argentine Securities Exchange Commission) and the New York Stock Exchange, the above mentioned shareholders’ meeting resolved that: (i) the alternate directors already approved by the Central Bank, Ms. Constanza Brito and Mr. Delfĺn Federico Ezequiel Carballo, shall temporarily act as regular directors; and that (ii) the three independent directors whose term of office has already expired, Messrs. Carlos Enrique Videla, Guillermo Stanley and Alejandro Macfarlane, shall continue to hold office as independent directors under the provisions of the second paragraph of section 257 of the Argentine General Companies Act, in both cases for the time it is necessary.

The following family relationships currently exist within our board of directors: (i) Jorge Horacio Brito and Delfĺn Jorge Ezequiel Carballo are brothers-in-law; (ii) Jorge Pablo Brito and Marcos Brito are the sons of Jorge Horacio Brito and the nephews of Delfĺn Jorge Ezequiel Carballo; (iii) Constanza Brito is the daughter of Jorge Horacio Brito and the niece of Delfĺn Jorge Ezequiel Carballo; (iv) Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings; (v) Delfĺn Federico Ezequiel Carballo is the son of Delfĺn Jorge Ezequiel Carballo and the nephew of Jorge Horacio Brito; (vi) Delfĺn Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.

The business addresses of Mr. Jorge H. Brito and Mr. Carballo are Sarmiento 735 and Esmeralda 130, 4th Floor, respectively, in each case in Buenos Aires. The business address of each of the other directors is Sarmiento 447, Buenos Aires, Argentina.

Set forth below are brief biographical descriptions of members of our board of directors as of April 26, 2016:

Jorge Horacio Brito, was born on July 23, 1952. He is the chairman of our board of directors our Chief Executive Officer. He has been with our bank since June 1988. He also serves as chairman of the board of directors of Banco del Tucumán S.A. and Inversora Juramento S.A.

Delfĺn Jorge Ezequiel Carballo, was born on November 21, 1952. He was the vice-chairman of our board of directors until April 23, 2015 and was again elected as vice-chairman on April 26, 2016. Mr. Carballo holds a law degree from the Law School of the Catholic University in Argentina. He was with our bank since June 1988. Mr. Carballo also serves as vice-chairman of the board of directors of Banco del Tucumán S.A.

Jorge Pablo Brito, was born on June 29, 1979. He is a member of our board of directors, and has been our Chief Financial Officer since April 16, 2012. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the board of directors of Macro Securities S.A., Coy Aike S.A. and Genneia S.A., as vice-chairman of the board of directors of Inversora Juramento S.A., as director of Banco del Tucumán S.A., Mercado Abierto Electrónico S.A. and Macro Bank Limited.

Carlos Alberto Giovanelli, was born on April 6, 1957. He is a member of our board of directors since April 26, 2016. He also serves as director of Banco del Tucumán S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He is a member of our board of directors since April 26, 2016. Mr. Pozzoli holds a public accountant degree from the Catholic University in Argentina.

José Alfredo Sanchez was born on January 27, 1956. He is a member of our board of directors since April 26, 2016. Mr. Sanchez holds an actuary degree from the University of Buenos Aires and an M.B.A. on Finance from the University of Chicago. He also serves as director of Macro Securities S.A.

Martin Estanislao Gorosito was born on March 11, 1984. He is a member of our board of directors since April 26, 2016. Mr. Gorosito holds a degree in Political Science from the Catholic University in Argentina.

Roberto Julio Eilbaum was born on December 23, 1944. He is a member of our board of directors since April 26, 2016. Mr. Eilbaum holds a law degree from the Law School of the University of Buenos Aires in Argentina.

Mario Luis Vicens was born on July 14, 1951. He is a member of our board of directors since April 26, 2016. Mr. Vicens holds an economics degree from Catholic University of Argentina and a superior course in monetary and banking finance of the University of Buenos Aires in Argentina

Luis Marĺa Blaquier was born on October 26, 1965. He is a member of our board of directors since April 26, 2016. Mr. Blaquier holds an economics degree from the Catholic University of Argentina and a master’s degree from Amok Tuck Graduate School.

Marcos Brito, was born on October 5, 1982. He is a member of our board of directors. He holds a business administration degree from the University Torcuato Di Tella. He has been a member of our staff since October 2005. Mr. Brito also serves as chairman of the board of directors of Macro Fiducia S.A., Macro Warrants and Comercio Interior S.A., as director of Inversora Juramento S.A. and as alternate director of Banco del Tucumán S.A. and Genneia S.A.

Ariel Marcelo Sigal was born on September 10, 1964. He is a member of our board of directors since April 26, 2016. Mr. Sigal holds an accountant degree from the University of Buenos Aires and master’s degree in finance from the University of CEMA. He also serves as director of Macro Securities S.A.

Alejandro Eduardo Fargosi was born on November 28, 1954. He is a member of our board of directors since April 26, 2016. Mr. Fargosi holds a law degree from the Law School of the University of Buenos Aires in Argentina.

Delfĺn Federico Ezequiel Carballo was born on July 4, 1984. He is an alternate member of our Board of Directors since April 26, 2016. He holds an economics degree from the University Torcuato Di Tella. Mr. Carballo also serves as alternate director of Genneia S.A.

Constanza Brito, was born on October 2, 1981. She is an alternate member of our board of directors. She has been a member of our staff since May 2005. Ms. Brito has a degree in Human resources from the University of Salvador. Ms. Brito also serves as alternate director of Banco del Tucumán S.A.

Eliseo Santi was born on August 11, 1988. He is a member of our board of directors since April 26, 2016. He holds an economics degree from the University of Buenos Aires in Argentina and a master’s degree in applied economy from the University Torcuato Di Tella.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. Three deputy general managers report to the executive committee; one is in charge of the commercial area, other is in charge of the financial area and the third is in charge of organization, IT and services. Senior managers report to them. In addition, we have the following committees comprised of different directors and senior management: executive committee, internal audit committee, systems committee, senior credit committee, assets and liabilities committee, anti-money laundering committee, senior legal recovery committee, risk management committee, ethics and compliance committee, corporate governance and appointments committee and personnel incentives committee.

The following table sets forth certain relevant information of our executive officers and our senior management, as of March 31, 2016:

Names	Position	Age	Year First Appointed
Jorge Horacio Brito	Chief Executive Officer	63	2002
Jorge Pablo Brito	Chief Financial Officer	36	2006
Juan Pablo Brito Devoto	Chief Accounting Officer	56	2002
Ernesto Eduardo Medina	Deputy general manager in charge of organization, IT and services	49	2007
Guillermo Goldberg	Deputy general manager in charge of financial area	59	2007
Gustavo Alejandro Manriquez	Deputy general manager in charge of commercial area	46	2015
Jorge Francisco Scarinci	Finance and investor relations manager	45	2006
Ana María Magdalena Marcet	Credit risk manager	55	2002
Alejandro Becka	Corporate credit risk manager	45	2013
Juan Carlos Benoit	Business banking manager	61	2013
Juan Alberto Piccinini	Corporate banking manager	52	2013
Francisco Muro	Distribution and sales manager	43	2008
Brian Anthony	Human resources manager	42	2005
Antonio Carnuccio	Systems manager	56	2014
Leonardo Gabriel Leonardis	Organization and processes manager	48	2012
Eduardo Roque Covello	Operations manager	59	2004
Gerardo Adrián Alvarez	Administration manager	46	2010
Daniel Hugo Violatti	Accountancy and tax manager	53	2003
Cármen Esther Estévez	Internal audit manager	58	2002
María Milagro Medrano	Institutional relations manager	39	2002
Alberto Figueroa	Compliance manager	55	2009
María José Perez Vanmorlegan	Legal manager	41	2016
Sebastian Palla	Government portfolio manager	41	2010
Agustín Devoto	Investment banking manager	39	2015
Juan Ignacio Perdoménico	Integrated risk manager	42	2015

Set forth below are brief biographical descriptions of members of our executive officers and our senior management as of March 31, 2016:

Jorge Horacio Brito, was born on July 23, 1952. He is the chairman of our board of directors, our Chief Executive Officer and a member of our executive committee and our senior credit committee. He has been with our bank since June 1988. Mr. Brito also serves as chairman of the board of directors of Banco del Tucumán S.A. and Inversora Juramento S.A.

Juan Pablo Brito Devoto was born on March 25, 1960. He was a member of our board of directors and our Chief Accounting Officer until April 26, 2016. Mr. Brito Devoto holds an accounting degree from the school of Economics of the University of Buenos Aires in Argentina. He has been with our bank since June 1988.

Jorge Pablo Brito, was born on June 29, 1979. He is a member of our board of directors, and has been our Chief Financial Officer since April 16, 2012. He is a member of our executive committee, our assets and liabilities committee, our risk management committee and our senior legal recovery committee. He has been a member of the board since June 2002. Mr. Brito also serves as chairman of the board of directors of Macro Securities S.A. and Coy Aike S.A., as vice-chairman of the board of directors of Inversora Juramento S.A., as director of Banco del Tucumán S.A., Mercado Abierto Electrónico S.A. and Macro Bank Limited.

Ernesto Eduardo Medina, was born on January 9, 1967. He is a deputy general manager in charge of our organization, the IT and services area and a member of our systems committee and our risk management committee. He has been a member of our staff since February 1989. Mr. Medina holds a public accountant and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. In addition, Mr. Medina holds a degree in systems analysis from the University of Buenos Aires, as well as a psychology degree from the Business and Social Sciences University, in Argentina. Mr. Medina also serves as director of Provincanje S.A. and as alternate director of Banco del Tucumán S.A.

Guillermo Goldberg, was born on January 31, 1957. He is our deputy general manager in charge of our financial area. He is a member of our systems committee, our senior credit committee, our asset and liabilities committee and our risk management committee. Mr. Goldberg holds an economics degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Goldberg has been with us since July 2005.

Gustavo Alejandro Manriquez was born on August 23, 1969. He is our deputy general manager in charge of our commercial area and a member of our assets and liabilities committee, our senior credit committee, our systems committee and our risk management committee. He holds a degree in business administration from the University of Belgrano in Argentina. Mr. Manriquez holds a master’s degree in finance from the University of CEMA and has taken the Management Development Program in IAE, in Argentina. He has been with us since February 2015.

Jorge Francisco Scarinci, was born on May 19, 1970. He is our finance and investor relations manager. He is a member of our assets and liabilities committee. Mr. Scarinci holds an economic degree from the School of Economics of the University of Belgrano and a master’s degree in finance from the University of CEMA, in Argentina and became CFA in 2001. Mr. Scarinci has been with us since May 2006.

Ana María Magdalena Marcet, was born on February 24, 1961. She is our credit risk manager and a member of our senior credit committee and our senior legal recovery committee. Ms. Marcet holds a public accountant, economics and business administration degree from the School of Economics of the University of Buenos Aires and a master’s degree in banking management from the University of CEMA, in Argentina. She has been a member of our staff since December 1996.

Alejandro Becka, was born on April 23, 1970. He is our corporate credit risk manager and a member of our senior credit committee. He holds a public accountant degree from the School of Economics of the University of Buenos Aires and a master’s degree in financial administration from the University Torcuato Di Tella, in Argentina. He has been with us since September 1994.

Juan Carlos Benoit, was born on January 13, 1955. He is our business banking manager and a member of our senior credit committee and our assets and liabilities committee. He holds an engineering degree in agricultural production from Catholic University of Argentina, a post-graduate degree in marketing from the Universidad Argentina de la Empresa (UADE) and has taken the Management Development Program in IAE in Argentina. He has been with us since April 2007.

Juan Alberto Piccinini, was born on September 28, 1963. He is our corporate banking manager and a member of our senior credit committee. He holds a master’s degree in business administration from the University of Palermo in Argentina. He has been with us since February 2012.

Francisco Muro, was born on March 2, 1973. He is our distribution and sales manager. Mr. Muro holds an accounting degree from the School of Economics of the University of Buenos Aires and an MBA from the IAE (Universidad Austral), in Argentina. Mr. Muro has been with us since August 2004.

Brian Anthony, was born on April 17, 1973. He is our human resources manager. He is a member of our ethics and compliance committee, our corporate governance and appointments committee and our personnel incentives committee. Mr. Anthony holds a business administration degree from the CAECE University in Argentina. Mr. Anthony has been with us since September 2005.

Antonio Carnuccio, was born on February 13, 1960. He is our systems manager and a member of our systems committee. He holds a banking organization degree from the Catholic University of Argentina. He has been with us since January 2011.

Leonardo Gabriel Leonardis, was born on May 12, 1967. He is our organization and processes management. He has been with us since July 1987.

Eduardo Roque Covello, was born on February 20, 1957. He is our operations manager. Mr. Covello holds a business administration degree from the Argentine Business School. He has been a member of our staff since January 1996.

Gerardo Adrián Alvarez, was born on December 13, 1969. He is our administration manager and a member of our anti-money laundering committee. Mr. Alvarez holds a law degree from the University of Argentine Federal Police and a post-graduate degree in Anti -Money Laundering from University Torcuato Di Tella in Argentina. He has been with us since January 2006.

Daniel Hugo Violatti, was born on May 27, 1962. He is our accountancy and tax manager. Mr. Violatti holds an accounting degree from the School of Economics of the University of Buenos Aires in Argentina. He has been a member of our staff since December 1997.

Cármen Esther Estévez, was born on April 28, 1957. She is our internal audit manager and a member of our internal audit committee and our systems committee. Ms. Estévez holds an accounting degree and a master’s degree in system from the School of Economics of the University of Buenos Aires in Argentina. She has been a member of our staff since October 1997.

María Milagro Medrano, was born on October 27, 1976. She is our institutional relations manager. She is an alternate director of Banco del Tucumán S.A. Ms. Medrano holds a business administration degree from the Catholic University of Salta in Argentina. She has been a member of our staff since April 1997.

Alberto Figueroa, was born on September 1, 1960. He is our compliance manager. He is a member of our systems committee, our risk management committee, our ethics and compliance committee and our anti-money laundering committee. He holds a public accounting degree from the School of Economics of the University of Buenos Aires in Argentina. He has been with us since March 2007.

María José Perez Vanmorlegan was born on August 31, 1974. She is our legal manager and a member of our senior legal recovery committee. Mrs. Perez Vanmorlegan holds a law degree from the Law School of the Argentine Catholic University. She has been a member of our staff since July 2012.

Sebastian Palla, was born on June 12, 1974. He is our government portfolio manager and a member of our senior credit committee. He holds a economics degree from University Torcuato Di Tella in Argentina. He has been with us since February 2009.

Agustín Devoto was born on April 11, 1976. He is our investment banking manager and a member of our senior credit committee. He holds a business administration degree from the Catholic University of Argentina and a master’s degree in Finance from the University Torcuato Di Tella in Argentina. He has been with us since December 2000. Mr. Devoto also serves as chairman of the board of directors of Macro Fondos S.G.F.C.I. S.A., as vice-chairman of the board of directors of Macro Securities S.A. and as director of Macro Bank Limited.

Juan Ignacio Perdoménico was born on April 9, 1973. He is our integrated risk manager and a member of our risk management committee. Mr. Perdoménico holds a public accountant and economic degree from the School of Economics of the University of Buenos Aires and a master’s in finance from the University of CEMA, in Argentina. He has been with us since September 2005.

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

The aggregate amount of compensation paid by Banco Macro and its subsidiaries to all of their directors, alternate directors and members of supervisory committee for fiscal year 2015 was Ps.233.0 million. The aggregate amount of compensation paid by Banco Macro to its senior management during 2015 was Ps.51.2 million, including salaries and bonuses. This amount also includes compensation accrued during 2014 and paid in 2015.

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

Independence of the Members of the Board of Directors and the Supervisory Committee

The members of the board of directors and the supervisory committee of a public company in Argentina must inform the CNV within ten days from the date of their appointment whether such members of the board of directors or the supervisory committee are “independent” pursuant to CNV standards.

CNV standards provide that a director will not be considered independent in certain specified situations, including where a director (i) owns a 15% equity interest in a company, or a lesser interest if such director has the right to appoint one or more directors of a company (hereinafter “significant participation”) or has a significant participation in a corporation having a significant participation in the company or a significant influence in the company; (ii) depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from, a company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence; (v) directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or (vi) is the spouse, legally acknowledged partner or parent (up to second grade of affinity or consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

As of December 31, 2015, Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley qualified as independent members of the board of directors under these criteria specified by the CNV.
The newly directors elected by the annual shareholders meeting on April 26, 2016 are pending BCRA approval. As a result, the shareholders meeting resolved that until such approved is received: (i) the two alternate directors previously approved by the Central Bank, Ms. Constanza Brito and Mr. Delfĺn Federico Ezequiel Carballo, shall temporarily serve as directors; and (ii) the three independent directors whose term of office has expired, Mr. Carlos Enrique Videla, Mr. Guillermo Stanley and Mr. Alejandro Macfarlane, shall continue to serve as independent directors, in each case for so long as required.

Pursuant to the Capital Markets Law, all of the members of the supervisory committee of companies admitted to the public offering regime shall have independent status.

Additionally, the Buenos Aires Professional Council of Economic Sciences (Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires or “CPCECABA”) also established certain requirements regarding the independence of public accountants which act as members of the supervisory committee. Pursuant to regulations issued by the CPCECABA and the CNV, syndics must be independent from the company they are auditing. A syndic will not be independent if: (i) it is the owner, partner, director, administrator, manager or employee of the company or economically related entities; (ii) it is the spouse or relative (collateral until fourth grade), or relatives by affinity until second grade, of one of the owners, partners, directors, administrators or managers; (iii) it is a shareholder, debtor, creditor or guarantor of the company or economically related entities, representing a significant amount if compared with its own wealth or the company’s net equity; (iv) it posses a significant amount of interest in the company or economically related entities (or if it has had such interest during the period to be audited); (v) if the remuneration depends on or is contingent with the conclusions or results of its auditing work; (vi) if the remuneration agreed depends on the result of the operations of the company.

As of December 31, 2015, Alejandro Almarza, Carlos Javier Piazza, Vivian Haydee Stenghele, Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Javier Rodrigo Siñeriz qualified as independent members of our supervisory committee under these criteria. Mr. Enrique Alfredo Fila and Ms. Silvana Marĺa Gentile that were elected on April 26, 2016 as syndic and as alternate syndic respectively, also qualified as independent members of our supervisory committee under these criteria.

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

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2015:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	57	2015	April 2016
Carlos Javier Piazza	Syndic	57	2015	April 2016
Vivian Haydee Stenghele (1)	Syndic	46	2015	April 2016
Alejandro Carlos Piazza	Alternate syndic	61	2015	April 2016
Leonardo Pablo Cortigiani	Alternate syndic	47	2015	April 2016
Javier Rodrigo Siñeriz (1)	Alternate syndic	45	2015	April 2016

(1)	Elected by ANSES (as manager of the Fondo de Garantía de Sustentabilidad), through the exercise of its cumulative voting rights. See Item 10.B “Additional Information - Memorandum and Articles of Association - Quorum and voting requirements” for a description of cumulative voting.

At the shareholder’s meeting held on April 26, 2016, Mr. Alejandro Almarza, Mr. Carlos Javier Piazza and Mr. Enrique Alfredo Fila were named syndics and Mr. Alejandro Carlos Piazza, Mr. Leonardo Pablo Cortigiani and Ms. Silvana Marĺa Gentile were named alternate syndics, in each case for one term.

The businness address of the members of the Supervisory Committee is Sarmiento 447, Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee as of December 31, 2015:

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

Javier Rodrigo Siñeriz is an alternate syndic on our supervisory committee. Mr. Siñeriz holds a law degree from the Law School of the Catholic University of Argentina. Mr. Siñeriz also holds a master’s degree in law and juricature from the Austral University, a master’s degree in Govermental law from the School of Lawyers of the government and a specialization in fiscal law from the Litoral National University. He is also a certified financial advisor from the Spaniard Institute of Financial Advisors (Instituto Español de Asesores Financieros).

Audit Committee

As of December 31, 2015, our audit committee is comprised of three directors, Carlos Enrique Videla, Alejandro Macfarlane and Guillermo Eduardo Stanley, all of which have independent status pursuant to applicable SEC, NYSE and CNV rules. The audit committee is responsible for the fulfillment of the duties within its powers, as set forth under the Capital Markets Law, including, among others: (i) delivering an opinion regarding the board of director’s proposal of appointment of our external auditors and controlling their independent status, (ii) supervising the correct performance of our internal control and accounting systems, (iii) supervising the observance of the policies regarding information about our risk management and (iv) delivering an opinion regarding transactions with related parties or transactions that may threaten any conflicts of interest.

As of the date of this report, the Central Bank has not approved the newly appointed directors elected by the shareholders meeting on April 26, 2016, pursuant to Communication “A” 2231, which grants the Central Bank such approval powers. Pending the Central Bank’s approval, the shareholders meeting resolved that: (1) the two alternate directors previously approved by the Central Bank, Ms. Constanza Brito and Mr. Delfín Federico Ezequiel Carballo, shall temporarily serve as directors; and (ii) the three independent directors whose term of office has expired, Mr. Carlos Enrique Videla, Mr. Gullermo Stanley and Mr. Alejandro Macfarlane, shall continue to serve as independent directors, in each case for so long as required.

Committees Reporting to the Board of Directors and to the CEO and the CFO

The following committees are under the supervision of our board of directors:

Executive committee. The executive committee is established in the bylaws, and comprised by at least two directors.

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

Internal audit committee. The internal audit committee is comprised of at least two directors, and the internal audit manager of the Bank. The term of each member is for a minimum period of two years (provided their directorship does not expire beforehand) and a maximum of three years.

The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

Systems committee. The systems committee must be composed of, at least, one director or equivalent authority and the manager of the informatics technology and systems area.

The systems committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

The main functions of the systems committee are to: i) oversee the proper functioning of Information Technology and Systems, ii) contribute to the improvement of the information technology and systems environment effectiveness; iii) note Systems Plan; iv) periodically evaluate the Systems Plan and review its compliance; v) review the reports issued by environmentally related audits of Information Technology and Systems and oversee the implementation of corrective actions designed to stabilize or minimize any weaknesses observed; and vi) maintain timely communication with officials of the External Audit Management Systems Division of the Superintendence in relation with any problems identified in inspections and monitor actions undertaken to solve such problems.

Senior credit committee. The senior credit committee is comprised of two directors of the Executive Committee, the deputy general manager in charge of the commercial area, the deputy general manager in charge of financial area, the credit risk manager, the corporate credit risk manager, corporate banking manager and the banking manager.

The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves credit transactions in excess of Ps.35,000,000 and examines periodic reports related to our loan portfolio.

Assets and liabilities committee. The assets and liabilities committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to the Bank’s liquidity, market, interest rate and currency risks.

Anti-money laundering committee. The committee is comprised by the designated head (board member), three directors and a top level officer with expertise in financial intermediation operations.

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

Senior legal recovery committee. The senior legal recovery committee manages outstanding loans on behalf of the board of directors, which nevertheless retains its power in that regard. The committee’s functions and powers are to: i) define and approve the general debt reduction and refinancing policy; ii) decide on repayment or refinancing proposals in amounts exceeding Ps.5.0 million; iii) analyze and decide on proposals for the termination of account management and the filing of court proceedings for unpaid principal amounts and higher than Ps.2.0 million; iv) discuss and decide on recovery policies or portfolio sales proposed by the Junior Recovery Committee and v) decide on the value of assets to be auctioned where the outstanding debt exceeds Ps.5.0 million.

Risk management committee: The risk management committee is comprised of five directors, two of whom are independent, the deputy general managers, the integral risk manager, the compliance manager and the head of each of the control of credit risk, financial risk and operational risk. The composition of the committee is approved by the Board of Directors.

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

Ethics and compliance committee: The ethics and compliance committee is comprised of two independent directors, a non-independent director, the compliance manager and the human resources manager.

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

Corporate governance and appointments committee: The committee is comprised of three directors, two of whom are independent, and the human resources manager.

This committee is responsible for processes related to the renewal, substitution and succession of members of our senior management. This committee is also responsible for the implementing our corporate governance Code at the Bank and its subsidiaries.

Personnel incentives committee: The personnel incentives committee is comprised of three directors, two of whom are independent, and the human resources manager.

The committee’s main functions are to control that incentives plans to all personnel -excluding directors- are consistent with the business culture, goals, long term business plan, business strategy, the control environment of the Bank and prudent risk taking.

D. Employees

As of December 31, 2015, we had 8,727 employees, 39% of whom worked at our headquarters and the remaining 61% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2013	2014	2015
Headquarters	3,341	3,453	3,429
Branches	5,272	5,240	5,298
Total (1)	8,613	8,693	8,727

(1)	Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included, the number of employees of the Bank would have been 8,708, 8,728 and 8,765 for 2013, 2014 and 2015, respectively. We do not account for such workers as employees, as the Bank does not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership

As of March 31, 2016, the persons who were members of our board of directors and our supervisory committee held as a group a total of 124,272,043 shares of our capital stock. This represented approximately 21% of our outstanding capital stock and 23% of the voting rights as of such date. Other than Jorge Horacio Brito, Juan Pablo Brito Devoto, Delfín Federico E. Carballo, Matías E. Carballo and Jorge Pablo Brito, no member of our board of directors or our supervisory committee directly or beneficially owned shares of the Bank as of March 31, 2016. In addition, Alberto Figueroa and Alejandro Becka, members of our senior management, each beneficially owned less than one percent of Class B shares as of March 31, 2016.

The following table sets forth the beneficial ownership of our shares by the members of our board of directors and our supervisory committee, as of March 31, 2016:

Shareholder Name (1)	Number of Class A shares owned	Number of Class B shares owned		Percentage of Capital stock (%)	Percentage of Voting rights(%)
Jorge Horacio Brito	5,366,463	109,285,244		19.61%	21.62%
Juan Pablo Brito Devoto	289,453	3,868,154	(2)	0.71%	0.84%
Other members	0	5,462,729		0.93%	0.87%

Total	5,655,916	118,616,127		21.25%	23.33%

(1)	This table does not reflect the shareholding of Delfín Jorge Ezequiel Carballo¸ appointed to the board as of April 26, 2016, whom as of that date owned 4,895,416 Class A Shares and 106,805,523 Class B Shares for an aggregate shareholding of 19.11% representing 20.85% of voting rights.
(2)	Includes capital stock held in the form of ADSs issued by the Bank of New York.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2015, we had 584,563,028 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,327,358 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2015:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	0	184,120,650		184,120,650	31.50%	29.25%
Jorge Horacio Brito	5,366,463	109,285,244		114,651,707	19.61%	21.62%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	19.11%	20.85%
Juan Pablo Brito Devoto	289,453	3,869,068	(1)	4,158,521	0.71%	0.84%
Other Shareholders (2)	684,338	169,246,873		169,931,211	29.07%	27.44%
Total	11,235,670	573,327,358		584,563,028	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York.
(2)	Includes the Bank of New York as depositary of our ADSs.

As of March 31, 2016, we had 584,563,028 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,327,358 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2016:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned		Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	0	184,120,650		184,120,650	31.50%	29.25%
Jorge Horacio Brito	5,366,463	109,285,244		114,651,707	19.61%	21.62%
Delfín Ezequiel Carballo	4,895,416	106,805,523	(1)	111,700,939	19.11%	20.85%
Other Shareholders (2)	973,791	173,115,941		174,089,732	29.78%	28.27%
Total	11,235,670	573,327,358		584,563,028	100.00%	100.00%

(1)	Includes capital stock held in the form of ADSs issued by the Bank of New York
(2)	Includes the Bank of New York as depositary of our ADSs.

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, during the past three years:

Date	Capital Stock (Shares)	Event	Major Shareholders

December 31, 2013	594,485,168		Jorge H. Brito 19.87% Delfín Jorge Ezequiel Carballo 18.79% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 30.97% Juan Pablo Brito Devoto 0.88%

December 31, 2014	584,563,028	Increase by 77,860(1) Decrease by 10,000,000(2)	Jorge H. Brito 19.76% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50% Juan Pablo Brito Devoto 0.88%.

December 31, 2015	584,563,028		Jorge H. Brito 19.61% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50% Juan Pablo Brito Devoto 0.71%.

(1)	Related to the capital increase in the amount of 77,860 Class B shares issued and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in connection with its merger into Banco Macro.
(2)	Related to decrease in capital stock resulting from the cancellation of 10,000,000 Class B shares as a consequence of the three-year term from its original acquisition (September through December 2011). These shares have not been sold and the shareholders´ meeting has issued no resolution as to the application thereof.

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

“Related parties” under local regulations, refers to our directors, our key officers, our syndics, our shareholders that hold a significant participation as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated.

For the years ended December 31, 2013, 2014 and 2015 an aggregate of Ps.210.6 million, Ps.300.4 million and Ps. 602.8 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties. The largest outstanding amount granted by us (including loans, leases and guarantees granted) to related parties during 2015 was a total amount of Ps. 252.9 million to Solnik S.A. mainly composed of Ps.154.2 million in import letters of credit (unutilized credit), Ps.61.3 million of documents (with 26.4% average rate), Ps.32 million of other advances in dollars (with a 10.2% average rate) and Ps.5.3 million of other loans (with a 15.2% average rate).

All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2013, 2014 and 2015, the total amount of deposits made by related parties to the Bank amounted to Ps.591.1 million, Ps.909.9 million and Ps.1,272.2 million, respectively. In addition, as of December 31, 2015 we held deposits for an aggregate amount of Ps. 2,106 million made by ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund), which we consider “related party” as from April 2011 in accordance with FASB 850 and for purposes of this item (although it is not considered a “related party” under local rules). As of December 31, 2015 ANSES (as manager of the Fondo de Garantía de Sustentabilidad or Sustainability Guarantee Fund) held 31.50% of the Bank’s capital stock and 29.25% of the Bank’s votes, following the issuance of Emergency Decree No. 441 in April 2011.

For further information regarding related party transactions see note 9 “Transactions with related parties” to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of and for the three years ended December 31, 2015 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 17 “Tax and other claims” to our audited consolidated financial statements as of and for the three years ended December 31, 2015. In connection with such claims, the Bank´s management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

As required by the BCRA Communication “A” 5689, we detail in note 20 “Summary Judgements and sanctions applied by certain regulators against Banco Macro S.A. and Banco del Tucumán S.A.” to our audited consolidated financial statements as of and for the three years ended December 31, 2015 the summaries initiated and sanctions imposed by the BCRA to the Bank or their authorities, also we mention the sanctions imposed by the UIF and pending summaries at CNV and UIF. In January 2015, pursuant to such regulations, the Bank accounted provisions for administrative and/or disciplinary sanctions, which were applied or initiated by the Central Bank, UIF and CNV. Such provisions totaled Ps.11.7 million as of December 31, 2015. In April 2016, the Central Bank issued Communication “A” 5940, which amended Communication “A” 5689 provisions. Pursuant to such Communication, the financial entities that, to the date thereof, have an amount for these items registered in the account “Provisions – For administrative, disciplinary and criminal penalties”, must analyze, according to the applicable legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” (which set forth that penalties must be probable and that their amount can be reasonably estimated).

Dividend Policy

Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.

In addition, we are subject to Central Bank Rules regarding dividends distribution. In particular, pursuant to Communication “A” 5273 (as amended and supplemented), the Central Bank imposed restrictions on the payment of dividends, limiting the ability of financial institutions to distribute dividends without its prior consent. In addition, under the Central Bank Rules, dividends cannot be distributed if, among other requirements, after effecting such distribution certain minimum capital requirements are not met. For more information, see Item 4.B “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2015. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos)	Aggregate Dividend Payment (in millions of Pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	(3)	1.10	643.0

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)	For fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and on February 2016 we received authorization to distribute Ps. 227.7 million (Ps.0.3895 per share).
(3)	For fiscal year ended December 31,2015 dividends are still pending approval from the Central Bank as of the date of this annual report.

For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution.

Our shareholders’ meeting held on April 26, 2016, resolved to distribute cash dividends in the amount of Ps.1.10 per outstanding share, which will produce a total distribution of Ps.643.0 million. Deductions in respect of income tax in accordance with Law 26,893 will be made from the amount payable to each shareholder, as applicable, at the time dividends are paid. In March 2016 we requested prior authorization from the Central Bank to distribute such dividends, but such authorization remained pending as of the date of this annual report.

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

The Central Bank has eased these restrictions through Communication “A” 4,589, as amended by Communication “A” 4,591, “A” 5,072, “A” 5827 and others, by providing for a mechanism for the calculation of distributable profits of the financial institutions.

The Superintendency will review the ability of the Bank to distribute dividends upon the Bank’s requests for its approval. Such request has to be filed within 30 business days prior to the shareholders meeting that will consider dividend distributions. The Superintendency will authorize the distribution of dividends when none of the following circumstances are verified during the month preceding the request for the payment of dividends:

(i) we are subject to a liquidation procedure or the mandatory transfer of assets by the Central Bank in accordance with section 34 or 35 bis of the Financial Institutions Law;

(ii) we are receiving financial assistance from the Central Bank;

(iii) we are not in compliance with or have failed to comply on a timely basis with our reporting obligations to the Central Bank;

(iv) we are not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average) whether in Pesos, foreign currency or securities issued by the public sector; or

(v) we are subject to a significant fine, debarment, suspension, revocation or prohibition imposed in the last five years by the Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), that are considered as significant, except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

The amount to be distributed, as filed with the Superintendency, shall not compromise the liquidity and solvency of the entity.

Any distribution of dividends will be authorized only to the extent the Bank complies with the minimum capital and minimum cash requirements calculated considering the proposed distribution and the additional capital margins, as applicable pursuant to Communication “A” 5827. The dividend distribution shall be limited whenever the level and composition of the RPC – even when it complies with the minimum capital requirements – is within the range of the capital conservation margin. This limitation applies solely to the dividend distribution, but not the operation of the entity. For more information see Item 4.B “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, we obtained authorization from the Central Bank to distribute dividends, which we paid in July 2014. For fiscal year 2014, we sought authorization from the Central Bank to distribute Ps. 596 million and received authorization to distribution Ps. 227 million, which we paid in March 2016.

We cannot assure that in the future we will be able to reach the regulatory threshold for dividend distribution. For more information, see Item 4.B “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution”.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 16 of our audited consolidated financial statements as of and for the three years ended December 31, 2015.

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

Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends. We were not able to make payment of dividends within this term in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, we obtained authorization from the Central Bank to distribute dividends, which we paid in July 2014. For fiscal year 2014, we sought authorization from the Central Bank to distribute Ps. 596 million and received authorization to distribution Ps. 227m, which we paid in March 2016. We have met the regulatory threshold for dividend distribution for fiscal year 2015, but as of the date of this annual report, we are awaiting the Central Bank approval to pay dividends for that fiscal year.

Legal reserve requirement

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

Personal assets tax

Our shareholders approved the absorption of personal asset tax by us for fiscal year 2015. There can be no assurance that in the future this tax will be absorbed by the Bank. For more information, see Item 10.E “Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs—Personal assets tax”.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low market prices in Pesos for our Class B shares on the MERVAL for the periods indicated:

	Ps.per Class B Share
Banco Macro	High	Low

2016:

March	111.50	106.00
February	117.50	103.00
January	90.00	87.00

2015:
December	90.00	72.50
November	103.00	79.60
October	90.00	50.00

2015	103.00	45.00
2014	61.00	19.00
2013	30.25	10.70
2012	12.50	7.35
2011	21.40	8.50

2016
1st quarter	117.50	87.00

2015
4th quarter	103.00	50.00
3rd quarter	69.30	47.55
2nd quarter	72.00	54.40
1st quarter	80.00	45.00

2014
4th quarter	59.20	39.90
3rd quarter	61.00	37.00
2nd quarter	40.50	27.25
1st quarter	28.20	19.00

Source: Yahoo Finance.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro	High	Low

2016:

March	71.78	67.66
February	74.64	70.00
January	64.00	60.67

2015:
December	59.08	51.60
November	69.75	56.16
October	64.88	35.93

2015	69.75	35.93
2014	51.96	16.42
2013	32.85	13.53
2012	27.06	10.79
2011	51.94	18.09

2016
1st quarter	74.64	60.67

2015
4th quarter	69.75	35.93
3rd quarter	51.97	36.25
2nd quarter	59.74	43.90
1st quarter	67.00	38.00

2014
4th quarter	47.20	28.03
3rd quarter	51.96	33.56
2nd quarter	38.26	27.50
1st quarter	29.01	16.42

Source: Yahoo Finance

B. Plan of Distribution

Not applicable.

C. Markets

Our Class B shares are currently traded on the MERVAL (since November 1994) and MAE (since October 2015) under the symbol ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 24, 2006 under the symbol ‘BMA’.

Our notes are currently listed on both the MERVAL and the Luxembourg Stock Exchange.

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

As of December 31, 2015, our capital stock consists of Ps.584,563,028, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 573,327,358 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

Under our bylaws, we may issue different classes of shares of common stock entitled with one or five votes per share. However, as long as we remain in the public offering regime we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid.

Our Class B shares have been listed on the MERVAL since November 1994 and have been authorized to list on the Mercado Abierto Electrónico (“MAE”) since October 2015. Our ADSs have been listed in the NYSE since March 24, 2006. Holders of Class A shares are permitted to convert their shares into Class B shares on a one-for-one basis.

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

Other shareholders’ rights

In addition to the rights mentioned above, the shareholders of Argentine corporations are entitled to the following additional rights that cannot be subject to any kind of limitation or suspension as they protect the minority shareholders in such capacity, (i) the right to participate in the company’s profits; (ii) right to be informed and receive information from the company through the syndics or supervisory committee, including the right to request information or reports (shareholders representing at least 2% of the capital stock of the company are entitled to request the syndic or the members of the supervisory committee information related to their functions and certain investigations); (iii) right to request a shareholders’ meeting (shareholders representing at least 5% of the capital stock of the company may request the call of a shareholders’ meeting); (iv) right to disapprove the performance of the members of the board of directors (the liability of the company’s directors and managers shall be extinguished if their performance is later approved by the shareholders at a shareholders’ meeting, or if they resign, provided that such liability is not incurred as a consequence of the violation of the applicable laws or the company’s bylaws and if it does not mediate opposition of at least 5% of the capital stock) and (v) right to judicially object those shareholders´ meetings resolutions violating the law or company’s regulations and a right to ask for a judicial or administrative intervention when the administrator or administrators of a company execute acts or neglect acts whose omission places the company in serious danger.

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

Notices of meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law, and in case of publicly traded companies, Capital Markets Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

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

D. Exchange Controls

Exchange rates

On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002 reaching a value of Ps.3.8675 per US$1.00 in June 2002. During the first quarter of 2014, the Peso-U.S. dollar exchange rate has significantly increased, resulting in a devaluation of the Peso by 23% since December 31, 2013. The value of Peso has gradually depreciated during 2014. In 2015, the Peso lost up to a 52% of its value against the U.S. Dollar. See Item 3.B “Risk Factors—Risks relating to Argentina—Significant devaluation of the capital Peso against the U.S. dollar may adversely affect the Argentine Economy.”

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange Rates (Peso per Dollar)
	High	Low	Average (1)	Period-end

2011	4.3035	3.9715	4.1302	4.3032
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4798	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
October 2015	9.5460	9.4273	9.4896	9.5460
November 2015	9.6880	9.5540	9.6272	9.6880
December 2015	13.7633	9.6975	11.4278	13.0050
January 2016	13.9413	13.0692	13.6548	13.9040
February 2016	15.5842	14.0883	14.8146	15.5842
March 2016	15.9192	14.2458	14.9615	14.5817

Source: Central Bank

(1)	Based on daily closing price.

The exchange rate on April 27, 2016 was Ps.14.2408 to US$1.00.

Exchange controls

In January 2002, with the approval of the Public Emergency Law, Argentina declared a public emergency situation in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) the MULC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank (please see below for a summary of the main regulations).

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (a) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in authorized markets; and (b) all inflows of funds by non-residents channeled through the MULC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or nonfinancial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in authorized markets), and investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (a) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds must be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit is to be denominated in U.S. dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions. The requirements of Decree 616/2005 were subsequently eased, as detailed below.

Within this context and pursuant to Communication “A” 4359, as amended, the Central Bank issued regulations relating to the Deposit, which was required to be made as soon as foreign currency was transferred into Argentina through the MULC in certain cases, such as: (i) financial indebtedness incurred by the financial sector and by the private, non-financial sector, except for primary issuances of publicly traded and listed debt securities, (ii) primary issuance of shares by resident companies whose shares are neither registered for public offering nor listed in any authorized market, to the extent they do not qualify as “foreign direct investment” and (iii) portfolio investments by non-residents to be applied to holdings of local currency and financial assets and liabilities in the financial sector and in the private, non-financial sector, to the extent they do not relate to the primary issuance of publicly traded and listed debt securities or publicly traded and listed shares issued by resident companies. Subsequently, Resolution No. 365/2005 and No. 637/2005 issued by the Ministry of Economy, Public Finance and Production included additional transactions for which the Deposit was mandatory starting from June 29, 2005. However, exceptions established under Argentine Central Bank Rules reduced the number of situations in which this Deposit was required.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds from any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina, from 365 calendar days to 120 calendar days from the date the relevant amount was transferred.

The following is a description of the main aspects of Central Bank Rules concerning inflows and outflows of funds in Argentina.

Inflow of Capital

Capital

New foreign financial indebtedness incurred by the private non-financial sector, the financial sector and Argentine local governments are not required to have proceeds from such indebtedness transferred and settled through the MULC. However, the settlement of funds through the MULC will be necessary for subsequent access to the MULC to repay principal and interest. Pursuant to Communication “A” 5850, it will be necessary to demonstrate the settlement of such funds, if the funds are credited to foreign-currency denominated local accounts in Argentina.

Debt issuances by the private (financial and non-financial) sector denominated in foreign currency, with principal and interest services not solely payable in Pesos in Argentina are to be subscribed in foreign currency and the proceeds must be settled through the MULC (Communication “A” 5265 as amended).

Any new financial indebtedness channeled through the MULC and any debt renewal with foreign creditors incurred by Argentine residents from the financial sector and from the private, non-financial sector, must be agreed and maintained for terms of at least 120 calendar days as from the date of the inflow of the funds into Argentina or renewal of the debt, as applicable, and they may not be prepaid before the lapse of said term, irrespective of the manner of cancellation of the obligation to the foreign creditor and of whether said cancellation is effected with or without access to the MULC (Communication “A” 5265 and 5850, as amended).

Exempted from the provisions described in the preceding paragraph are the primary issuances of publicly traded and listed securities.

Outflow of Capital

Payment of Services

There are no restrictions on remittances abroad for payment of services rendered by non-residents, irrespective of the item (including, but not limited to, freights, insurance, royalties, technical assistance and fees) (Communication “A” 5264 and 5850, as amended). Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction related to the type of service rendered and the amount to be transferred abroad.

Payment of Profits (Interest, Earnings and Dividends)

Access to the MULC is granted for the payment of interest by the private, non-financial sector and in the financial sector (Communication “A” 5264, as amended) in the following circumstances: (i) if applicable regulations allow the repayment of the debt corresponding to such interest service and if all general regulatory requirements related to principal repayment are met; (ii) if the settlement of the currency is made within 10 calendar days of the maturity date of each interest payment; and (iii) if the interest payment is for the unpaid amounts accrued from the date of settlement of the foreign currency originating the foreign indebtedness or within 48 hours from the date of disbursement of the funds abroad and until settlement thereof through the MULC (within 48 hours from disbursement).

In addition, access to the MULC is permitted for remittances abroad to pay earnings and dividends insofar as they arise from closed and audited financial statements (Communication “A” 5377).

In order to proceed with remittances abroad for payment of interest on debt of all types, earnings and dividends, the entities involved must first verify that the debtor has complied with the reporting of (i) outstanding foreign indebtedness imposed under Communication “A” 3602 dated May 7, 2002 and (ii) direct investments pursuant to Communication “A” 4237 dated November 10, 2004, if applicable.

Financial Debts

Payment of principal under foreign financial indebtedness incurred by Argentine residents in the financial sector and in the private, non-financial sector (except in the case of payment of primary issuances of publicly traded and listed debt securities) may only proceed after the expiration of a 120 calendar-day term as from the date of inflow of the loan proceeds into Argentina.

In the case of foreign financial indebtedness settled and registered through the MULC from December 17, 2015, debtors in the financial sector and in the private, non-financial sector will have access to the MULC to prepay of their financial foreign debt, subject to compliance with the minimum stay period.

In the case of foreign financial indebtedness settled and registered through the MULC prior to December 16, 2015, debtors in the financial sector and in the private non-financial sector shall have access to the MULC to pay capital services of their financial debts on the following terms:

a. at any time within 10 business days prior to maturity, to the extent the applicable minimum stay-period has been complied with.

b. with the necessary operational anticipation for the payment of principal installments, whose payment depends on the enforcement of specific contractual conditions

c. partial or total payment before 10-business-day term prior to maturity, to the extent the applicable minimum stay-period has been complied with, and that the payment is entirely financed with capital contributions settled through the MULC.

d. Partial or total payment before 10-business-day term prior to maturity, to the extent the applicable minimum stay-period has been complied with, and that the payment is entirely financed with new foreign debt settled through the MULC and/or through the issuance of bonds or other debt instruments that can be considered foreign debt issuance. Argentine companies that form part of the same economic group may use this benefit, provided that such condition is met at a consolidated level.

Moreover, access to the MULC before such 10-business-day term is allowed for the tender and/or exchange of bonds or other securities, even when the amount of new bonds being issued exceed the face value of the notes being exchanged so long as such extra value reflects reasonable market conditions. This permission is also subject to the new notes qualifying as foreign indebtedness pursuant to BCRA’s regulation ant the new notes are listed on a stock market.

In all cases of anticipated capital payments, the payment must be to the creditor or the payment agent of the obligation for its immediate payment to the lender. The obligation stops bearing interests for the prepaid portion from the date of the payment to the lender. (Communication “A” 5890).

In addition, pursuant to Communication “A” 5899, subject to certain conditions and provided that certain requirements are complied with, entities may grant residents access to the MULC to make principal and interest payments on certain foreign financial debts.

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 4662 as subsequently amended published a restatement of, as well as newly-issued, regulations applicable to access to the MULC by non-residents (as per the definitions contained in the IMF’s Balance of Payments Manual, fifth edition, chapter IV).

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

1.3 repatriations of direct investments in companies in the private, non-financial sector, that do not control local financial institutions and/or real estate, provided that: the foreign beneficiary, either a natural or legal entity residing in or is incorporated and established or the payment is performed in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented (Communication “A” 5899) for the following purposes:

1.3.1. sale of the direct investment;

1.3.2. final liquidation of the direct investment;

1.3.3. capital reduction decided by the local company; and

1.3.4. reimbursement of irrevocable contributions by the local company;

1.4. collections of services or sales proceeds of other portfolio investments (and their profits) provided that the foreign beneficiary is either a real or legal person residing in or incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree 589/2013, as amended and supplemented (Communication “A” 5899). These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Pesos and in foreign currency payable locally, as well as purchases of other internal receivables. Provided that investment proceeds settlement through the MULC and the applicable minimum period of 120 calendar days from the date of the inflow of the funds into Argentina have been complied with, non-residents will be allowed access to the MULC for the repatriation of their investment without any need to obtain the Central Bank’s prior authorization.

1.5. indemnifications awarded by local courts in favor of non-residents; and

1.6. payments of Argentine imports.

2. purchases of foreign currency by diplomatic and consular representatives and diplomatic staff accredited in the country for transfers, representations from courts, authorities or departments, special missions, bilateral commissions or bodies established by international treaties or agreements, in which Argentina is a party, to the extent that transfers to be made in the exercise of their functions; and

3. purchases of foreign currency by international organizations and institutions acting as official export credit agencies, as listed in Communication “A” 4662 (as amended and supplemented).

The prior authorization of the Central Bank will not be required when the purchase of foreign currency or foreign banknotes by a non-resident does not exceed the equivalent of US$2,500 per calendar month across all entities authorized to deal in foreign currency transactions.

Formation of Off-shore Assets by Residents

On December 17, 2015, Communication “A” 5850 established that resident individuals, private legal entities organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina and Argentine local governments will be allowed access to the MULC without the prior authorization of the Central Bank with respect to the following types of transactions; (i) real estate investments in a foreign country; (ii) loans extended to non-residents; (iii) direct investments abroad by residents; (iv) portfolio investments abroad by natural persons and legal entities; (v) other investments by residents abroad; (vi) purchases of foreign currency banknotes in Argentina for holding purposes; and (vii) purchases of traveler checks and certain donations, in each case provided that the following conditions are satisfied:

(i) The total amount of the transactions does not exceed the equivalent of US$2.0 million per month across all entities authorized to perform foreign currency transactions;

(ii) The entity must have received a sworn statement from the client indicating that the foreign exchange transaction to be conducted is in compliance with the limits established by applicable rules for the client’s operations across all entities authorized to perform foreign currency transactions;

(iii) In the case of purchases of foreign currency banknotes and foreign currency that exceed the equivalent of US$500 per month across all entities authorized to perform foreign currency transactions, the transaction is only made by means of either a debit against a checking account created in an Argentine financial institution in the client’s name, a transfer via MEP (Electronic Payment System) to the relevant entity from a client’s checking account or payment by a check drawn against a client’s own account; and

(iv) In the case of foreign currency sales to residents for the creation of portfolio investments abroad, the transfer must be made to an account in the name of the client performing the exchange transaction and created at a foreign bank or investment banks or other entities providing financial services and controlled by foreign banks. Such banks or entities must not have been organized in countries or jurisdictions considered non-cooperative for fiscal transparency purposes under section 1 of Executive Decree No. 589/13, as amended, or in countries or jurisdictions where the Recommendations of the Financial Action Task Force are not followed or sufficiently followed. Non-cooperative countries or jurisdictions are designated as such by the Financial Action Task Force (www.fatf-gafi.org). The identification of the foreign entity where the client’s account was created and the account number must be properly recorded.

The above-mentioned limits are calculated as of the date when a new transaction is performed. For foreign currency purchases other than the U.S. dollar, the Peso amount settled for each transaction is computed at the Central Bank’s reference exchange rate on the business day immediately preceding the day on which the transaction was performed.

These rules do not preclude the enforcement of any other applicable rules regarding the prevention of money laundering, terrorism financing and other illicit activities.

Residents that perform their own offshore asset sales through the MULC as from December 17, 2015 will not be subject to the limit established in item (i) above to exchange foreign currency and/or foreign currency banknotes for up to the amount of such sales’ proceeds.

In addition, the requirement to register foreign exchange transactions in the AFIP’s (Argentine Federal Administration of Public Revenue) Exchange Transactions Consultation Program has been eliminated, which previously required all entities authorized to conduct operations related to foreign exchange to obtain prior approval by the Argentine tax authorities to execute any sale of foreign currency on behalf of their clients.

Capital Markets

Securities-related transactions carried out through stock exchanges and authorized securities markets must be paid using any of the following mechanisms: (i) in Pesos; (ii) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions; and (iii) through wire transfers against foreign accounts. Under no circumstances is the settlement of these securities purchase and sale transactions to be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308).

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

E. Taxation

Material U.S. federal income tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

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

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at a maximum rate of 20% under current law if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance issued by the IRS, the ADSs (but not the Class B shares) should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance. See “Passive Foreign Investment Companies” below for a discussion of the PFIC rules.

In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in light of your own particular circumstances.

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

We do not believe that we were a PFIC for our most recent taxable year and do not expect to be a PFIC for our current taxable year. However, we have been unable to determine with certainty whether we were a PFIC in the past because the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “active bank exception”). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1995 and will not be effective unless finalized.

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

A U.S. holder may mitigate these effects by electing mark-to-market treatment for its ADSs or Class B shares, provided the relevant shares constitute “marketable stock” as defined in Treasury regulations. Our ADSs and our Class B shares will be “marketable stock” if they are “regularly traded” on a “qualified exchange or other market”. The term “qualified exchange or other market” includes the NYSE where our ADSs are listed. Our ADSs will be “regularly traded” if they are traded on at least 15 days during each calendar quarter, other than in de minimis quantities. No assurance can be provided that our ADSs will be characterized as regularly traded on a qualified exchange or other market for this purpose. Our Class B shares will be treated as listed on a “qualified exchange or other market” for purposes of the relevant Treasury regulations if the exchange on which they are listed has sufficient trading volume, listing, financial disclosure and surveillance, is regulated or supervised by a governmental authority of the country in which the market is located, and meets certain other characteristics. It is unclear whether the MERVAL and MAE would meet these requirements and whether there would be sufficient trading of the Class B shares for the Class B shares to be characterized as “regularly traded”. It is therefore unclear whether a U.S. holder would be able to elect mark-to-market treatment for the Class B shares.

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

Information Reporting and Backup Withholding. Information reporting requirements will apply to dividends in respect of the Class B shares or ADSs or the proceeds from the sale, exchange, or redemption of the Class B shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). A 28% backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of Class B shares or ADSs, including requirements related to the holding of certain foreign financial assets.

FATCA. Beginning on January 1, 2019 (or, if later, the date on which final regulations are published defining the term “foreign passthru payment”), we may be required, pursuant to Sections 1471 through 1474 of the Code, and the regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of any distributions on Class B shares or ADSs which are treated as “foreign passthru payments.”

We have entered into an agreement with the IRS effective June 30, 2014, pursuant to which we have agreed to certain due diligence, information reporting and withholding obligations under FATCA. Therefore, an investor considered to have a “U.S. account” maintained by us may be required to provide certain information regarding such investor (or relevant beneficial owner of the Class B shares or ADSs) or be subject to U.S. withholding tax on any distribution on Class B shares or ADSs that is treated as a “foreign passthru payment.” Investors in Class B shares or ADSs that are non-U.S. financial institutions, or non-U.S. financial institutions that receive payments on behalf of other persons, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA) would also be subject to this U.S. withholding tax.

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

FATCA is particularly complex and its application to us is uncertain at this time. Each holder of Class B shares or ADRs should consult its own tax adviser to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Material Argentine tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs.

Amendments to the Argentine Income Tax Law. On September 23, 2013, Law No. 26,893 was published in the Official Gazette, incorporating amendments to the Argentine Income Tax Law in connection with, among others, the taxation of dividend distributions and gains derived from transfers of shares and other securities. Law No. 26,893 became effective on September 23, 2013, and applies to taxable events taking place on or after that date. On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law 26,893.

Taxation on Dividends. Prior to September 23, 2013, dividends distributed on Class B shares or ADSs were, in general, exempt from Argentine income tax withholding except for the application of the “Equalization Tax” described below.

Dividends paid in excess of taxable accumulated income at the previous fiscal period will be subject to an additional withholding tax (the “Equalization Tax”) at the rate of 35% applicable on such excess and regarding both Argentine and non-Argentine resident shareholders. Equalization Tax is applicable when dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal year from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal year should be added to such income.

As of Law Nº 26,893’s entry into force, dividends distributed, whether in cash, property or any other kind -except in fully paid shares (“acciones liberadas”)- are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends, in respect of both Argentine and non-Argentine resident shareholders. However, if dividends are distributed to Argentine companies, no dividend tax should apply on such transactions.

The Dividend Tax and the Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are neither subject to Dividend Tax nor to Equalization Tax.

In case both the Dividend Tax and the Equalization Tax apply, the latter should be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e. the effective rate of both taxes on dividends would be 41.5%). Certain tax treaties contemplate the application of a ceiling tax rate on dividends (for example, 10% on gross dividends).

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

Due to the amendments made to the Argentine Income Tax Law by Law 26,893, income derived by Argentine resident individuals from the sale of shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing decree 2334/2013 state that the exemption includes income derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV. It is not clear whether the exemption also includes securities traded through a stock exchange market duly authorized by the CNV (i.e. in addition to publicly offered securities), or whether the exemption only includes securities made through a stock exchange market duly authorized by the CNV. Certain qualified tax authorities publicly held the latter opinion in tax conferences.

Capital gains obtained by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of shares would be subject to income tax, as the above-mentioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13,5% rate on the gross price. The purchaser of the shares, whether Argentine resident or not, will be under the obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not yet implemented any mechanism to make such withholding and payment when both seller and purchaser are non-Argentine residents.

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

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

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

Holders are encouraged to consult a tax advisor as to the particular Argentine tax on minimum presumed income consequences derived from the holding of Class B shares and ADSs.

Gross turnover tax. In addition, gross turnover tax could be applicable to Argentine residents on the transfer of Class B shares or ADSs and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions. Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp taxes. Contracts entered into for consideration may be subject to stamp tax in certain Argentine provinces or in the City of Buenos Aires in case agreements related to the transfer of our Class B shares or ADSs is performed or executed within such jurisdictions. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Other taxes. There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs, except for the province of Buenos Aires and Entre Ríos. In such jurisdictions, there is a tax on free transmission of assets, including inheritance, legacies, donations, etc. Since January 2011, the tax rates have been set between 4% and 21.925% according to the taxable base and the degree of kinship involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

Court tax. In the event that it becomes necessary to institute enforcement proceedings in relation to our Class B shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Tax treaties. Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. New treaties with Chile and Mexico have been recently signed but are still undergoing their respective ratification procedures. There is currently no tax treaty or convention in effect between Argentina and the United States.

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

In order to measure significant market risks (whether they arise in trading or non-trading portfolios) we use the VaR methodology. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of our portfolios, including interest rates, foreign exchange rates, securities and equity prices, volatility and any correlation among them.

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

The following table shows the 5-day 99% confidence VaR for the Bank combined trading portfolios (securities and foreign exchange position) for the last two years (in millions of Pesos):

	2014	2015	Change
Minimum	46.1	360.4	314.3
Maximum	474.6	663.4	188.8
Average	243.9	495.0	251.1
December 31	388.1	568.8	180.7

In order to take advantage of good trading opportunities we have sometimes increased risk, however during periods of uncertainty have also reduced it. During 2015, the main source of our VaR was the securities portfolio.

The following tables show the VaR for trading portfolio by categories for the last two years (in millions of Pesos):

Currency risk for foreign exchange position	2014	2015	Change

Minimum	20.3	45.1	24.8
Maximum	131.6	85.4	(46.2)
Average	57.6	71.3	13.7
December 31	53.6	51.0	(2.4)

Market risk for securities position	2014	2015	Change

Minimum	25.6	295.6	270.0
Maximum	415.7	579.1	163.4
Average	186.4	423.7	237.3
December 31	334.7	517.8	183.1

In respect of currency risk for foreign exchange position, our average VAR increased as compared to 2014 mainly due to an important increase in the average exchange rate and, to a lesser extend due to a variation in the average position in foreign currency.

The average Var for securities position increased significantly as compared to 2014, due to the an increase in the VAR for government securities (other than LEBACS/NOBACS) and for corporate securities portfolio mainly as results of an increase in market prices (DICP, PAMP, ALUA and ERAR market prices increased significantly year over year).

The following tables show the main reasons for changes in VaR between December 31, 2015 and December 31, 2014 (in millions of Pesos):

Change in currency risk (VaR) for foreign exchange position (YoY):

Change in VaR due to change in position	(20.2)
Change in VaR due to change in volatility	0.7
Change in VaR due to change in price	17.1
Total Change in VaR	(2.4)

Change in market risk (VaR) for securities position (YoY):

Change in VaR due to change in position	59.1
Change in VaR due to change in volatility	14.4
Change in VaR due to change in price	109.6
Total Change in VaR	183.1

Pursuant to Communication “A” 5867, in force as of March 1, 2016, market risk will be defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement will be the arithmetic sum of the minimum capital requirement for interest rate, stock, exchange rate and options risks. To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

Commodity Price Risk

Commodity risks are the risks associated with adverse movements in the value of commodities or related indexes. We do not have any material exposure to either of them.

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

The following table shows the 3-month 99% confidence VaR for the Bank combined interest rate position for last two years (in millions of Pesos):

	2014	2015
Minimum	1,064.3	1,315.1
Maximum	1,282.1	1,861.2
Average	1,177.9	1,555.7
December 31	1,282.1	1,861.2

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 18 “Risk Management Policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2015.

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

Persons depositing or withdrawing shares may be request to pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$0.02 (or less) per ADS (or portion thereof)	• Any cash distribution to ADS registered holders

Registration fees	• Registration of transfer of shares on our stock registry to or from the name of the depositary or its nominee or the custodian, or its nominee when making deposits or withdrawals

Expenses of the depositary	• Cable, telex and facsimile transmissions • Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian, have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents, including the custodian, for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to us

Past Fees and Payments

During 2015, we received from the depositary, after withholding income tax deduction, a net reimbursement of US$149,192 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by us during the year ended December 31, 2014. In addition, the depositary waived the cost of various support services that it provided to us.

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In addition, the depositary has waived the cost of various support services that it provides to us.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2015. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

The Bank’s management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2015 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2015, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015 of BANCO MACRO S.A. and its subsidiaries, and our report dated April 28, 2016 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 28, 2016

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

As of March 31, 2016 Guillermo Eduardo Stanley, independent member of the audit committee, met the standards set forth in Item 16A of Form 20-F for “audit committee financial experts.”

Item 16B. Code of Ethics

The Bank adheres to the best practices and requires that all its employee’s act according to the highest standards of personal and professional integrity in all aspects of their activities.

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

Fees Paid to the Bank’s Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) in 2014 and 2015 are detailed below.

Thousands of Pesos	2014	2015

Audit Fees	19,952	25,882
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	590	462
Total	20,542	26,344

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

A non-independent director will only be deemed independent upon the elapse of a three-year look-back period.

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

The above-mentioned Credit Risk Fractioning regulations establish general standards to determine the existence of control and a relationship:

In this regard, the following individuals and entities shall be considered “related” to the Bank:

i) any entity or person other than from the non-financial public sector of the country, having direct or indirect control over the Bank.

ii) any entity or person, other than from the non-financial public sector of the country, directly or indirectly controlled by an entity or person having direct or indirect control over the Bank.

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

v) any entity other than those contemplated in the preceding items, having directors in common with the institution or entity, other than from the non-financial public sector of the country, having direct or indirect control over of with the Bank, to the extent such directors represent a simple majority of the members of the boards of each such entities or the Bank.

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

Neither Argentine law nor our by-laws require a nominating/corporate governance committee, however, our by-laws provide for the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the Central Bank of the Republic of Argentina to all financial institutions, we have created a Corporate Governance and Appointments Committee composed of three members from the board of directors, two of whom are independent, and our human resources manager. This Committee has an approved charter establishing its functions and responsibilities.

Directors are nominated and appointed by the shareholders, with no involvement of the Corporate Governance and Appointments Committee.

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

However, as a result of a general recommendation issued by the Central Bank to all financial institutions, we have created an Personnel Incentives Committee composed of three members from the board of directors, two of whom are independent, and our human resources manager. The Committee’s main function is to control that the fixed and variable staff incentives -excluding directors- are consistent with the business culture, long term business plan, goals and business strategy of the Bank as well as with the applicable regulations governing the Bank.

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

A.     at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised in the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the firm, and any steps

(a)    Argentine law requires that the audit committee be composed of three or more members from the board of directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. All the members of our audit committee, as appointed on April 26, 2016, satisfy the independence requirements of Rule 10A-3.

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

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

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

viii. issuing a well-founded opinion on transactions with related parties as established in this Decree. Issue a well-founded opinion and inform the same to the self-regulated entities as determined by the CNV in the event of a conflict or interest or a potential conflict of interest.

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

•       reporting on invoiced fees, broken down as follows: 1) external audit and other related services aiming to ensure reliability (e.g. special analyses on the verification and assessment of internal controls, taxes, involvement in offering memorandums, certifications and special reports required by supervisory authorities, etc.); 2) special services other than those mentioned in item 1) above (e.g. design and implementation of information systems, legal, financial aspects, etc.). Said assessment shall be made by the audit committee including a verification of their respective independence policies to ensure compliance therewith.

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

Item 18. Financial Statements

See pages F-1 through F-113 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank , as amended and restated on April 29, 2014, incorporated by reference to the Form 6-K filed by the Bank on August 21, 2014 (File No. 001-32827).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2015.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Jorge Horacio Brito
Name:	Jorge Horacio Brito
Title:	Chief Executive Officer

Date: April 28, 2016

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2015 TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2015 and 2014, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the United States of America generally accepted accounting principles (see note 35 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2016 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 28, 2016

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI
Partner

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(Figures stated in thousands of pesos)

	2015	2014
ASSETS

CASH
Cash on hand	5,575,677	4,703,574
Due from banks and correspondents
Central Bank of Argentina	11,956,958	9,459,016
Local Other	17,046	17,921
Foreign	1,852,327	1,253,156
Other	813	535

	19,402,821	15,434,202

GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	4,955,290	3,469,616
Holdings booked at amortized cost	1,005,691	336,302
Instruments issued by the Central Bank of Argentina	8,302,992	5,729,925
Investments in listed private securities	1,127,399	776,655

	15,391,372	10,312,498

LOANS
To the non-financial government sector	748,067	604,417
To the financial sector
Interfinancing (granted call)	160,000	105,000
Other financing to Argentine financial institutions	67,010	107,657
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	380	1,210
To the non-financial private sector and foreign residents
Overdrafts	4,707,889	3,385,551
Documents	6,550,151	4,627,375
Mortgage loans	3,508,512	2,466,073
Pledge loans	2,152,645	1,857,121
Personal loans	23,231,551	16,120,921
Credit cards	14,793,346	9,189,482
Other	7,078,576	5,835,233
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,186,116	831,683
less: Unearned discount	(355,864)	(205,384)
less: Allowances	(1,495,964)	(1,186,044)

	62,332,415	43,740,295

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(Figures stated in thousands of pesos)

	2015	2014
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	1,606,203	810,922
Amounts receivable from spot and forward sales pending settlement	187,196	275,223
Securities and foreign currency receivables from spot and forward purchases pending settlement	119,752	50,246
Unlisted corporate bonds	603,567	463,816
Receivables from forward transactions without delivery of underlying asset	—	136,613
Other receivables not covered by debtors classification standards	604,344	501,417
Other receivables covered by debtors classification standards	416,946	345,953
Accrued interest receivables covered by debtors classification standards	273	673
less: Allowances	(243,028)	(235,755)

	3,295,253	2,349,108

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	432,506	383,668
Accrued interest and adjustments	6,778	5,202
less: Allowances	(5,352)	(4,459)

	433,932	384,411

INVESTMENTS IN OTHER COMPANIES
In financial institutions	1,025	1,176
Other	11,479	11,561
less: Allowances	(1,595)	(1,506)

	10,909	11,231

OTHER RECEIVABLES
Receivables from sale of assets	36	2,804
Other	983,440	607,819
Accrued interest and adjustments receivable on from sale of assets	1	160
Other accrued interest and adjustments receivable	—	14
less: Allowances	(4,596)	(5,383)

	978,881	605,414

BANK PREMISES AND EQUIPMENT, NET	1,180,959	925,427

OTHER ASSETS	1,405,155	808,239

INTANGIBLE ASSETS
Goodwill	30,684	44,736
Organization and development costs	464,415	364,414

	495,099	409,150

ITEMS PENDING ALLOCATION	25,163	15,659

TOTAL ASSETS	104,951,959	74,995,634

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(Figures stated in thousands of pesos)

	2015	2014
LIABILITIES

DEPOSITS
From the non-financial government sector	9,588,378	8,570,055
From the financial sector	40,145	38,683
From the non-financial private sector and foreign residents
Checking accounts	14,062,853	11,896,322
Savings accounts	15,507,850	11,013,878
Time deposits	34,719,816	21,510,754
Investment accounts	545,092	190,503
Other	1,348,989	1,137,750
Accrued interest, adjustments, foreign exchange and quoted price differences payable	708,475	358,609

	76,521,598	54,716,554

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	12,917	16,959
International Banks and Institutions	97,789	87,858
Non-subordinated Corporate Bonds	1,383,667	909,890
Amounts payable for spot and forward purchases pending settlement	279,858	122,466
Securities and foreign currency to be delivered under spot and forward sales pending settlement	42,752	235,574
Financing received from Argentine financial institutions
Interfinancing (received call)	44,000	—
Other financing received from Argentine financial institutions	15,106	—
Accrued interest payable	39	20,489
Payables from forward transactions without delivery of underlying asset	562,123	—
Other	5,022,561	3,898,070
Accrued interest, adjustments, foreign exchange and quoted price differences payable	76,553	65,406

	7,537,365	5,356,712

OTHER LIABILITIES
Dividends Payable	596,254	—
Fees	25,721	12,196
Other	2,028,484	1,859,148

	2,650,459	1,871,344

PROVISIONS	259,493	171,923

SUBORDINATED CORPORATE BONDS	1,957,618	1,287,317

ITEMS PENDING ALLOCATION	21,039	6,966

MINORITY INTERESTS IN SUBSIDIARIES	128,305	93,001

TOTAL LIABILITIES	89,075,877	63,503,817

SHAREHOLDERS’ EQUITY	15,876,082	11,491,817

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,951,959	74,995,634

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2015	2014

DEBIT-BALANCE ACCOUNTS	241,010,767	99,719,828

Contingent	19,539,120	13,422,838
Guarantees received	17,998,080	12,934,170
Other not covered by debtors classification standards	60	126
Contingent debit-balance contra accounts	1,540,980	488,542

Control	214,365,689	80,804,064
Receivables classified as irrecoverable	1,641,179	1,386,465
Other	212,111,015	78,789,541
Control debit-balance contra accounts	613,495	628,058

Derivatives	6,703,049	5,125,002
Notional value of put options taken	11,821	8,759
Notional value of forward transactions without delivery of underlying asset	3,253,734	2,432,466
Derivatives debit-balance contra accounts	3,437,494	2,683,777

Trust activity	402,909	367,924
Trust funds	402,909	367,924

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2015	2014

CREDIT-BALANCE ACCOUNTS	241,010,767	99,719,828

Contingent	19,539,120	13,422,838
Other guarantees provided covered by debtors classification standards	163,905	112,092
Other guarantees provided not covered by debtors classification standards	137,227	145,861
Other covered by debtors classification standards	1,227,180	219,559
Other not covered by debtors classification standards	12,668	11,030
Contingent credit-balance contra accounts	17,998,140	12,934,296

Control	214,365,689	80,804,064
Checks to be credited	613,495	628,058
Control credit-balance contra accounts	213,752,194	80,176,006

Derivatives	6,703,049	5,125,002
Notional value of call options sold	138,521	114,479
Notional value of forward transactions without delivery of underlying asset	3,298,973	2,569,298
Derivatives credit-balance contra account	3,265,555	2,441,225

Trust activity	402,909	367,924
Trust activity credit-balance contra accounts	402,909	367,924

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Figures stated in thousands of pesos)

	2015	2014	2013
FINANCIAL INCOME
Interest on cash and due from banks	155	127	241
Interest on loans to the financial sector	87,991	64,293	51,468
Interest on overdrafts	1,407,015	1,338,170	1,074,900
Interest on documents	1,146,153	960,429	654,111
Interest on mortgage loans	556,620	483,143	333,854
Interest on pledge loans	385,022	274,287	197,135
Interest on credit card loans	2,646,060	1,930,082	1,022,177
Interest on financial leases	81,711	76,320	68,435
Interest on other loans	8,811,767	6,272,353	4,782,671
Net income from government and private securities	3,985,892	1,974,166	409,054
Interest on other receivables from financial intermediation	4,105	3,455	3,101
Income from guaranteed loans - Presidential Decree No. 1387/01	25,077	40,201	26,026
CER (Benchmark Stabilization Coefficient) adjustment	58,463	78,299	35,155
CVS (Salary Variation Coefficient) adjustment	669	737	606
Difference in quoted prices of gold and foreign currency	653,120	827,599	808,143
Other	259,303	358,988	286,454

	20,109,123	14,682,649	9,753,531

FINANCIAL EXPENSE
Interest on checking accounts	—	533	497
Interest on savings accounts	68,169	49,237	41,060
Interest on time deposits	6,704,910	5,137,168	3,065,823
Interest on interfinancing received loans (received call)	7,036	1,202	2,883
Interest on other financing from financial institutions	1	17	7
Interest on other liabilities from financial intermediation	96,022	91,733	61,674
Interest on subordinated bonds	136,191	120,407	80,953
Other interest	2,634	3,109	3,369
CER adjustment	4,595	9,183	4,295
Contribution to Deposit Guarantee Fund	418,437	151,048	67,808
Other	1,404,660	1,018,924	693,171

	8,842,655	6,582,561	4,021,540

GROSS INTERMEDIATION MARGIN – GAIN	11,266,468	8,100,088	5,731,991

PROVISION FOR LOAN LOSSES	877,134	664,882	540,032

SERVICE-CHARGE INCOME
Related to lending transactions	124,559	92,101	164,097
Related to deposits transactions	3,561,203	2,798,967	2,022,656
Other commissions	120,120	76,690	50,236
Other	2,309,480	1,688,030	1,189,335

	6,115,362	4,655,788	3,426,324

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Figures stated in thousands of pesos)

	2015	2014	2013
SERVICE-CHARGE EXPENSE
Commissions	410,588	288,053	205,176
Other	1,304,245	927,706	712,631

	1,714,833	1,215,759	917,807

ADMINISTRATIVE EXPENSES
Personnel expenses	4,324,067	3,190,774	2,351,921
Directors’ and statutory auditors’ fees	233,030	163,378	117,077
Other professional fees	217,948	181,427	138,212
Advertising and publicity	143,883	128,387	103,437
Taxes	411,789	323,463	218,491
Depreciation of equipment	170,613	130,678	98,666
Amortization of organization costs	150,619	122,704	89,019
Other operating expenses	1,008,349	812,572	598,402
Other	565,610	445,496	300,131

	7,225,908	5,498,879	4,015,356

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	7,563,955	5,376,356	3,685,120

OTHER INCOME
Income from long-term investments	33,692	49,635	25,132
Penalty interest	72,770	60,801	40,972
Recovered loans and allowances reversed	151,829	126,502	109,449
CER adjustment	30	102	63
Other	150,851	114,163	77,598

	409,172	351,203	253,214

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	48	1,531	30
Charges for other receivables uncollectibility and other allowances	185,714	42,731	50,624
Depreciation and loss of other assets	3,748	3,196	3,051
Goodwill amortization	14,052	14,052	14,052
Other	240,122	200,840	75,931

	443,684	262,350	143,688

MINORITY INTEREST IN SUBSIDIARIES	(35,359)	(23,492)	(18,173)

INCOME BEFORE INCOME TAX	7,494,084	5,441,717	3,776,473

INCOME TAX	2,485,663	1,962,186	1,332,909

NET INCOME FOR THE FISCAL YEAR	5,008,421	3,479,531	2,443,564

NET INCOME PER SHARE (1) – stated in pesos	8.57	5.95	4.18

(1)	See Note 31. to the accompanying consolidated financial statements.

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2012	594,485	398,750	4,511	1,201,445	—	2,443,352	1,556,552	6,199,095

Legal merger of Banco Privado de Inversiones S.A. (1)	78	5	—	—	—	—	(77)	6

	594,563	398,755	4,511	1,201,445	—	2,443,352	1,556,475	6,199,101

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 11, 2013,

- Legal reserve				298,724			(298,724)
- Special reserve for Subordinated Corporate Bonds (2)					71,916		(71,916)
- Voluntary reserve for future distribution of earnings						1,170,681	(1,170,681)
- Tax on personal assets							(15,234)	(15,234)

Reversal of special reserve for Subordinated Corporate Bonds (2)					(71,916)		71,916

Net income for the fiscal year							2,443,564	2,443,564

Balances as of December 31, 2013	594,563	398,755	4,511	1,500,169	—	3,614,033	2,515,400	8,627,431

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 29, 2014,

- Legal reserve				488,713			(488,713)
- Cash dividends						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (2)					95,326		(95,326)
- Voluntary reserve for future distribution of earnings						1,911,651	(1,911,651)
- Tax on personal assets							(19,712)	(19,712)

Reversal of special reserve for Subordinated Corporate Bonds (2)					(95,326)		95,326

Other changes derived from the legal merger with Banco Privado de Inversiones S.A.		744					77	821

Capital stock decrease (3)	(10,000)						10,000

Net income for the fiscal year							3,479,531	3,479,531

Balances as of December 31, 2014	584,563	399,499	4,511	1,988,882	—	4,929,430	3,584,932	11,491,817

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2014	584,563	399,499	4,511	1,988,882	—	4,929,430	3,584,932	11,491,817

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 23, 2015,

- Legal reserve				695,908			(695,908)
- Cash dividends (4)						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (2)					125,073		(125,073)
- Voluntary reserve for future distribution of earnings						2,736,054	(2,736,054)
- Tax on personal assets							(27,902)	(27,902)

Reversal of special reserve for Subordinated Corporate Bonds (2)					(125,073)		125,073

Net income for the fiscal year							5,008,421	5,008,421

Balances as of December 31, 2015	584,563	399,499	4,511	2,684,790	—	7,069,230	5,133,489	15,876,082

(1)	Includes the retroactive accounting effects of legal merger of Banco Privado de Inversiones SA as of January 1, 2013. See Note 35. 7.b). to the accompanying consolidated financial statements.
(2)	See Notes 4.5.o.2) and 11.a.1). to the accompanying consolidated financial statements.
(3)	See Note 10.
(4)	See Note 16.

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Figures stated in thousands of pesos)

	2015	2014	2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 4.5.q))
Cash and cash equivalents at the beginning of the fiscal year	18,193,305	13,512,271	10,526,353
Cash and cash equivalents at the end of the fiscal year	22,672,977	18,193,305	13,512,271

Net increase in cash and cash equivalents	4,479,672	4,681,034	2,985,918

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments) for:
- Government and private securities	(1,381,114)	(4,804,248)	451,488
- Loans
- To the financial sector	74,468	215,323	(152,924)
- To the non-financial government sector	(60,705)	152,978	6,051
- To the non-financial private sector and foreign residents	(4,443,122)	5,594,127	(256,172)
- Other receivables from financial intermediation	(241,524)	851,139	20,890
- Receivables from financial leases	31,300	77,320	1,836
- Deposits
- From the financial sector	1,462	11,809	2,652
- From the non-financial government sector	328,522	1,210,587	(2,246,827)
- From the non-financial private sector and foreign residents	14,281,665	4,727,295	6,305,546
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (received calls)	37,003	(1,298)	95,906
- Others (except liabilities included under financing activities)	1,804,336	1,193,222	724,159
Collections related to service-charge income	6,114,393	4,652,186	3,400,939
Payments related to service-charge expenses	(1,689,901)	(1,174,403)	(889,886)
Administrative expenses paid	(6,780,651)	(5,091,123)	(3,748,636)
Payment of organization and development costs	(250,620)	(201,927)	(158,508)
Net collections from penalty interest	72,760	60,798	40,945
Differences from payments related to court orders	(5,677)	(4,938)	(7,687)
Collections of dividends from other companies	22,869	27,619	100
Other collections related to other income and losses	56,516	17,527	81,950
Net payments from other operating activities	(1,087,999)	(1,410,131)	(735,780)
Payment of income tax / minimum presumed income tax	(2,330,121)	(1,623,725)	(906,557)

Net cash flows generated by operating activities	4,553,860	4,480,137	2,029,485

Investing activities
Net payments for bank premises and equipment	(382,214)	(261,181)	(174,960)
Net payments for other assets	(601,266)	(394,756)	(100,661)
Collections from sales of investment in others companies	—	11,126	—
Other collections for investing activities	—	—	39

Net cash flows used in investing activities	(983,480)	(644,811)	(275,582)

Financing activities
Net (payments) / collections for:
- Non-subordinated corporate bonds	(80,680)	(73,443)	(47,455)
- Central Bank of Argentina:
- Other	(4,835)	(6,343)	(1,334)
- International Banks and Institutions	4,851	(247,742)	46,396
- Subordinated corporate bonds	(167,819)	(121,994)	(85,368)
- Financing received from Argentine financial institutions	(5,384)	(3,883)	11,428
- Payment of dividends	—	(598,486)	(19)

Net cash flows used in financing activities	(253,867)	(1,051,891)	(76,352)

Financial income and holding gains on cash and cash equivalents	1,163,159	1,897,599	1,308,367

Net increase in cash and cash equivalents	4,479,672	4,681,034	2,985,918

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(Figures stated in thousands of pesos, except otherwise indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank’s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires – Buenos Aires Stock Market) since November 1994. Since March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro SA acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

The chart showing the organizational structure as of December 31, 2015, is disclosed in Note 4.1 with the percentages indicating the ownership in each subsidiary.

2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the volatility of financial assets, the foreign exchange market and the economic level growth, among other issues, which has been observed globally with various degrees of intensity and different behavior, over the last few years. In addition, at a local level, there is high volatility of government and private securities and in interest rates, as well as somewhat increase significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities, is in the final resolution stages.

Specifically in connection with the Argentine foreign exchange market, from October 2011 through mid-December 2015, there were certain restrictions to access the MUyLC (single and freely-floating foreign exchange market), the only market approved by Argentine regulations for purchasing and selling foreign exchange. As from that date, the new authorities of the Federal Government made relevant amendments to current foreign exchange regulations, while there was a significant Argentine peso depreciation with respect to the US dollar.

The Federal Government has also implemented new monetary and tax policies, such as over the regulation of lending and borrowing rates, restrictions to foreign currency positions and operations involving foreign-currency futures at the different markets, among others.

BANCO MACRO SA AND SUBSIDIARIES

Therefore, the Bank’s Management monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

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

As of December 31, 2015 and 2014, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,579,311 and 2,303,677 (including 86,650 and 63,924 related to court deposits), respectively.

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

As of December 31, 2015 and 2014, the deposits held by the Salta Provincial Government with the Bank amounted to 877,967 and 1,058,824 (including 301,855 and 273,786 related to court deposits), respectively.

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

As of December 31, 2015 and 2014, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,439,377 and 1,545,710 (including 186,700 and 127,743 related to court deposits), respectively.

3.4.	Agreements with Tucumán Provincial and Municipal Governments

Banco del Tucumán SA entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2015 and 2014, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 2,688,401 and 2,525,505 (including 750,818 and 608,089 related to court deposits), respectively.

BANCO MACRO SA AND SUBSIDIARIES

3.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of December 31, 2015 and 2014, the net assets of such joint ventures recorded and consolidated in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 35,102 and 19,663, respectively.

Also, as of December 31, 2015, 2014 and 2013, net income recorded through the method mentioned in the previous paragraph amounted to 44,910, 35,674 and 24,513, respectively.

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

Under Central Bank rules, Banco Macro SA has consolidated the following subsidiaries:

	Shares		Percentage held of		Equity Investment amounts as of
Company	Class	Number	Capital Stock	Votes	December 31, 2015	December 31, 2014

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	1,142,776	827,903
Macro Bank Limited (a)	Common	39,816,899	99.999%	100.00%	595,553	376,229
Macro Securities SA (b) and (c)	Common	12,776,680	99.921%	99.932%	169,286	94,160
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	18,032	17,812
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	15,545	7,488

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest: 2,949).
(b)	Consolidated with Macro Fondos SGFCISA.
(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) were adapted to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)	Assets and liabilities were translated at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2015 and 2014.

BANCO MACRO SA AND SUBSIDIARIES

(b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated by applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)	The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency’’ or “Financial expense – Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2015, are presented comparatively with those as of December 31, 2014 and 2013.

4.3.	Unit of measurement

The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

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

The preparation of consolidated financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosures thereof, as of each date of accounting information filing. The Bank’s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

4.5	Valuation methods

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2015, and 2014, were as follows:

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

BANCO MACRO SA AND SUBSIDIARIES

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related consolidated statements of income, translated into pesos, in accordance with the criterion stated in Note 4.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 4.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2015 and 2014, the present value calculated by the Bank for these securities amounted to 800,944 and 200,331, respectively.

As required under Central Bank Communiqué “A” 5506, BAADE (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return, translated into pesos, in accordance with the criterion stated in Note 4.5.a).

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related consolidated statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility (active market in accordance with Central Bank rules) published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, translated into pesos, in accordance with the criterion stated in Note 4.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related consolidated statements of income.

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

As of December 31, 2015 and 2014, the present value reported by the Central Bank for these securities amounted to 533,962 and 429,982, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

BANCO MACRO SA AND SUBSIDIARIES

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 4.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related consolidated statement of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related consolidated statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related consolidated statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 4.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 4.5.a), as appropriate.

BANCO MACRO SA AND SUBSIDIARIES

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4414 as supplemented. Such accruals were recorded in the related consolidated statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a). Such accruals were recorded in the related consolidated statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

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

i)	Investments in other companies:

i.1)	In non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 4.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 4.5.a).

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.2)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 4.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 4.3., less the related accumulated depreciation and amortization calculated based on their estimated useful life using the straight line method.

BANCO MACRO SA AND SUBSIDIARIES

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related consolidated statements of income.

k.2)	Put options taken and call option sold: valued at the agreed-upon exercise price.

In all cases, see also Note 33.1.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

Additionally, and as provided by Central Bank Communiqué “A” 5689, as supplemented, includes provisions for summary judgments and sanctions applied by the Central Bank and other regulators, which are equivalent to the amounts not yet paid, regardless of the amounts involved and the final conclusions of each cause (see Note 20.).

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 4.5.a). Such accruals were recorded in the related consolidated statements of income.

o)	Shareholders’ equity accounts:

o.1)	They are restated as explained in Note 4.3., except for the “Capital stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the “Adjustments to shareholders’ equity” account.

o.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (see Note 11.a.1)). This reserve is reversed on a monthly basis as the related interests are recorded in the consolidated statements of income.

p)	Consolidated Statements of income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 4.3.

q)	Statements of cash flows and cash equivalents:

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “cash and cash equivalents” item on the consolidated statement of cash flows with the related consolidated balance sheet accounts as of December 31, 2015, 2014 and 2013:

	2015	2014	2013
Cash	19,402,821	15,434,202	12,860,529
Government and private securities
Holdings booked at market value	997,435	769,679	638,762
Instruments issued by the Central Bank of Argentina	2,018,994	1,809,774	12,980
Other receivables from financial intermediation
Other receivables covered by debtors classification standards	253,727	179,650	—

Cash and cash equivalents	22,672,977	18,193,305	13,512,271

BANCO MACRO SA AND SUBSIDIARIES

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

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

As of December 31, 2015, 2014 and 2013, the Bank estimated an income tax charge of 2,485,663, 1,962,186 and 1,332,909, respectively, included in Other Liabilities – Other, hence no minimum presumed income tax should be assessed for fiscal years ended on such dates.

Additionally, as of December 31, 2015, the Bank made income tax prepayments for 1,431,046 for the 2015 fiscal year, which will be applied to the tax amount assessed in the 2015 tax return.

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

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these consolidated financial statements, are as follows:

	Adjustments under professional accounting standards to equity
Item	2015	2014	2013
Government securities and assistance to the government sector (a)
Holdings of government securities booked at amortized cost	(26,399)	(21,420)	35,162

Instruments issued by the Central Bank booked at amortized cost	4,058	2,381	41

Guaranteed loans – Presidential Decree No. 1387/01	95,083	15,155	(13,614)

Business Combinations (b)

Acquisition of Nuevo Banco Bisel SA	(73,544)	(83,157)	(92,636)

BANCO MACRO SA AND SUBSIDIARIES

	Adjustments under professional accounting standards to equity
Item (cont)	2015	2014	2013

Other	(48,846)	(53,359)	(58,060)

Deferred assets - Income tax (c)	93,593	243,854	116,694

Other assets (d)	—	—	1,717

Liabilities – Provisions (e)	(9,009)	(81,534)	(67,994)

Total	34,936	21,920	(78,690)

In addition, income would have increased by around 13,016, 100,610 and 71,494 for the fiscal years ended December 31, 2015, 2014 and 2013, respectively.

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

c)	Income tax: the Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

BANCO MACRO SA AND SUBSIDIARIES

d)	Other assets: as of December 31, 2013, the Bank recorded interest rate swap agreements under memorandum accounts in conformity with Central Bank accounting standards. According to the argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

e)	Liabilities: the Bank books the effects of the Argentine Supreme Court (CSJN) rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item. Additionally, as explained in Note 4.5.m), the Bank booked certain provisions that should not have been booked under the Argentine professional accounting standards effective in the City of Buenos Aires, in view of their remote probability of occurrence (see Note 20.).

7.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, on March 27, 2015, the Bank presented to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635, which was considered and approved by the Board of Directors on March 10, 2015. Additionally, on September 30, 2015, the Bank presented to the Central Bank the implementation plan update, which was considered and approved by the Board of Directors on September 16, 2015.

As of the date of issuance of these consolidated financial statements, the Bank is implementing the abovementioned IFRS conversion process.

8.	RESTRICTED ASSETS

As of December 31, 2015, and 2014, the following Bank’s assets are restricted:

Item	2015	2014
Government and private securities

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the role of custodian of Sustainability Guarantee Fund investments.	308,570	—

• Federal Government bond in pesos at Badlar private + 250 basis points, maturing in 2019, securing the role of custodian of Sustainability Guarantee Fund investments.	103,524	92,464

• Federal Government bond in pesos at Badlar private + 200 basis points, maturing in 2017 and used as security in favor of SEDESA (1).	97,292	84,569

• Discount bonds regulated by Argentinean legislation, maturing 2033 and Federal Government bond in pesos at Badlar Private + 300 basis points, maturing in 2015 for the performance of forward foreign currency trading transactions, respectively.	33,651	45,274

• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	32,606	36,748

• Central Bank of Argentina Internal Bills in pesos, maturing in 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	20,662	—

BANCO MACRO SA AND SUBSIDIARIES

Item (cont.)	2015	2014

• Federal Government bond in pesos at Badlar private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	15,528	13,991

• Discount securities in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	9,414	—

• Secured bonds in pesos under Presidential Decree N° 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	5,613	8,284

• Federal secured bonds maturing 2048 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	3,352	4,421

• Federal Government bond in pesos at Badlar private + 300 basis points, maturing in 2015 securing the role of custodian of Sustainability Guarantee Fund investments.	—	62,043

• Other government and private securities.	1,129	2,881

Subtotal government and private securities	631,341	350,675

Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	64,619	56,577

Subtotal Loans	64,619	56,577

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	1,541,363	810,922
• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014	30,000	30,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014	20,000	20,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 10,000 made on December 30, 2015.	10,000	—
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014	7,000	7,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 28, 2015	7,000	—
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	—	3,000
• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	8,492	8,446

Subtotal Other receivables from financial intermediation	1,623,855	879,368

BANCO MACRO SA AND SUBSIDIARIES

Item (cont.)	2015	2014
Other receivables
• Security deposits related to credit card transactions.	255,957	185,146
• Security deposits related to transactions of forward transactions without delivery of underlying assets.	111,743	2
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions.	21,327	11,202
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827
• Other guarantee security.	3,746	5,098

Subtotal Other receivables	393,600	202,275

Investments in other companies
• Other	1,453	1,453

Subtotal Investments in other companies	1,453	1,453

Other assets
• Building related to call option sold (see Note 33.1.(b)).	103,531	105,258

Subtotal other assets	103,531	105,258

Total	2,818,399	1,595,606

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro SA’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2015	Total 2014
ASSETS

Cash	—	9,246	—	—	9,246	6,083

Loans	—	—	—	471,807	471,807	297,432

Other receivables from financial intermediation	—	—	—	6,414	6,414	401,646

Receivables from financial leases	—	—	8,761	1,417	10,178	10,458

Other receivables	—	—	—	—	—	993

Items pending allocation	—	—	—	—	—	20

Total assets	—	9,246	8,761	479,638	497,645	716,632

BANCO MACRO SA AND SUBSIDIARIES

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2015	Total 2014
LIABILITIES

Deposits	—	5	37,441	1,272,164	1,309,610	942,799

Other liabilities from financial intermediation	—	—	—	82,558	82,558	342,496

Other liabilities	—	138	—	1,414	1,552	—

Total liabilities	—	143	37,441	1,356,136	1,393,720	1,285,295

MEMORANDUM ACCOUNTS

Debit balance accounts - Control	—	—	—	2,089,274	2,089,274	1,272,193

Credit balance accounts - Contingent	—	—	1,328	129,627	130,955	3,724

Credit balance accounts - Derivatives (2)	—	—	—	393,836	393,836	154,555

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2015	Total 2014	Total 2013
INCOME (LOSS)

Financial income	1,305		2,939	29,764	34,008	27,910	33,517

Financial expense	(6,344)			(126,411)	(132,755)	(36,271)	(16,692)

Service-charge income	25	5	442	6,212	6,684	5,824	5,533

Service-charge expense			(178)		(178)	(1,701)	(6)

Administrative expenses	(12)				(12)	(12)	(11)

Other income	13,189				13,189	11,384	9,765

Total income / (loss)	8,163	5	3,203	(90,435)	(79,064)	7,134	32,106

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required. Additionally, as of December 31, 2015 and 2014, balances for transactions between Macro Group companies amounted to 798 and 527, respectively. Net income from those transactions for the fiscal years ended December 31, 2015, 2014 and 2013 amount to 4, 8 and 4, respectively. Both balances and income were eliminated in the consolidation process.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2015, 2014 and 2013, the net intermediation income from such transactions generated (loss) / earnings for the year of around (30,142), 14,116 and (350), respectively.

Additionally, the ANSES -National Social Security Administration (as manager of the “Fondo de Garantía de Sustentabilidad” or Sustainability Guarantee Fund), held (i) 31.50% of the capital stock of the Bank, and (ii) since the issuance of Emergency Decree No. 441 (April, 2011), 29.25% of votes. In accordance with FASB ASC 850, from April 2011, the Sustainability Guarantee Fund is considered other related party.

BANCO MACRO SA AND SUBSIDIARIES

Thus, as of December 31, 2015 and 2014, the Bank recorded on demand deposits made by ANSES (as manager of the Sustainability Guarantee Fund), for an amount of 2,105,955 and 199,936, respectively. In addition, the Bank recorded interest for such time deposits in “Financial Expense” for an amount of 108, 442 for the year ended December 31, 2014. Additionally, as of December 31, 2015 and 2014, the Bank recorded an amount of 173,556,927 and 55,081,889, respectively, in “Checks and securities in custody” under Memorandum accounts.

10.	CAPITAL STOCK

As of December 31, 2015, 2014 and 2013, the legal capital structure is as follows:

SHARES			CAPITAL STOCK
Class	Stock number	Votes per share	Issued and outstanding	In treasury	Pending issuance	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock	583,327,358	1	573,249	10,000	78	583,327

Total 2013	594,563,028		584,485	10,000	78	594,563

Capital decrease – Registered Class B Shares (1)	(10,000,000)	1	—	(10,000)	—	(10,000)

Registered Class B shares of common stock (2)	—	1	78	—	(78)	—

Total 2014	584,563,028		584,563	—	—	584,563

Total 2015	584,563,028		584,563	—	—	584,563

As of December 31, 2015:

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock	573,327,358	1	573,327	—	—	573,327

Total 2015	584,563,028		584,563	—	—	584,563

(1)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders´ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry.

(2)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones SA, in the merger process with Banco Macro SA.

BANCO MACRO SA AND SUBSIDIARIES

11.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

				As of December, 31
Class	Original face value		Residual face value as of 12/31/2015	2015	2014

Subordinated - Class 1	USD 150,000,000	a.1)	USD 150,000,000	1,957,618	1,287,317
Non-subordinated - Class 2	USD 150,000,000	a.2)	USD 106,395,000	1,432,672	942,115

Total				3,390,290	2,229,432

Maturities of the corporate bonds as of December 31, 2015, are as follows:

Fiscal Year	Amounts

2016	55,873
2017	1,383,667
2036	1,950,750

Total	3,390,290

On September 1, 2006, June 4, 2007, April 26, 2011, April 23, 2015 and April 26, 2016, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro SA issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

•	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

•	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

•	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

•	They do not include covenants that change the subordination order.

•	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

BANCO MACRO SA AND SUBSIDIARIES

•	Unpaid interest is not cumulative.

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

•	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the consolidated financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 16.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

12.	ITEMS IN CUSTODY

12.1.	Portfolio Management

Item	Managed portfolio as of
	2015	2014
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector,	13,976	14,026

• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy Provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed,	40,389	40,927

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such Agency and Banco Macro SA,	89,380	110,469

• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio,	55,712	55,738

• On December 31, 2008, Banco del Tucumán S.A. and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,329	15,910

• On November 22, 2012, 2013, November 26, 2014 and November 30, 2015, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II”, “SECANE III” and “SECANE IV”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian,	612,457	368,358

BANCO MACRO SA AND SUBSIDIARIES

Item (contd.)	Managed portfolio as of
	2015	2014
• On August 19, 2002, ABN AMRO Bank NV Sucursal Argentina, as trustee, the former Scotiabank Quilmes SA, as trustor, Banco Comafi SA, as an agent and collecting manager and the former Banco Bansud SA (currently Banco Macro SA), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”. On May 4, 2015, the Bank incorporated the loan portfolio to its equity,	—	70,015

• Other manager portfolios,	313,828	355,555

Total	1,141,071	1,030,998

12.2.	Mutual Funds

As of December 31, 2015, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (a)

Pionero Pesos	649,982,255	1,579,677	1,268,836
Pionero Renta Ahorro	1,150,675,261	4,544,136	4,557,223
Pionero F F	59,075,157	195,604	200,978
Pionero Renta	85,413,221	810,949	892,786
Pionero Acciones	3,497,547	32,245	33,069
Pionero Renta Dólares	6,027	25
Pionero Empresas FCI Abierto PYMES	89,089,874	143,588	145,379
Pionero Consumo	80,081	122	119
Argenfunds Renta Pesos	471,507,853	636,736	637,394
Argenfunds Renta Argentina	130,824,065	189,351	275,785
Argenfunds Ahorro Pesos	842,854,206	1,745,667	1,735,285
Argenfunds Renta Privada FCI	197,943,427	386,261	525,069
Argenfunds Abierto Pymes	57,751	35	1

		10,264,396	10,271,924

(a)	“Memorandum accounts – Debit-balance accounts – Control – Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

13.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits subsidiarily and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3648% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11250 of April 4, 2016.

This system shall cover the deposits up to the amount of 350 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

BANCO MACRO SA AND SUBSIDIARIES

14.	TRUST AGREEMENTS

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

14.1.	Interest in trusts for investment purposes.

As of December 31, 2015 and 2014, the Bank holds (i) investments in certificates of participation amounted to 10,302 and 21,134 (net of allowances), respectively, and (ii) debt securities amounted to 195,556 and 168,385, respectively (see Note 25).

Debt securities include mainly:

•	prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Mila, Garbarino, Credicuotas consumo and Credimas). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting and,

•	debt securities related to Loma Blanca Financial Trust.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

14.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds that were originally used to finance the loans are obtained earlier.

As of December 31, 2015 and 2014, the managed assets through trustees amounted to 35,521 and 20,818, respectively.

14.3.	Trusts guaranteeing loans granted by the Bank

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

As of December 31, 2015, and 2014, the managed assets amounted to 176,113 and 493,078, respectively.

14.4.	Normal trust activities (The Bank acts as trustee)

The Bank performs management duties in relation to the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

BANCO MACRO SA AND SUBSIDIARIES

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

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)	Guaranteeing, in favor of the beneficiary, the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2015, and 2014, the managed assets amounted to 1,180,773 and 933,245, respectively.

15.	INFORMATION REQUIRED BY CENTRAL BANK AND CNV

15.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee agent (FF) categories.

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 25,000, as well as the minimum offsetting required of 11,000, which the Bank paid-in at the end of the fiscal year with government securities as described in Note 8.

15.2	Documentation in custody.

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2012 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2014, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Sargento Cayetano Beleira 410, formerly Ruta 8 Km 51.2, Pilar, Province of Buenos Aires).

15.3	Minimum cash requirement under Central Bank rules: the items computed by the Bank to constitute the minimum cash requirement effective for December 2015 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2015
Cash
Amounts in Central Bank accounts	11,956,958
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	1,541,363

Total	13,498,321

BANCO MACRO SA AND SUBSIDIARIES

15.4	Minimum capital requirement under Central Bank rules: as the table disclosed, the minimum capital requirements measured on an consolidated basis, effective for December 2015, along with its computable capital as of the end of that month:

Item	12/31/2015
Minimum capital requirement	8,392,073
Computable capital	15,307,685

Excess amount	6,915,612

15.5	Financial statements publication: under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these consolidated financial statements.

15.6	Breakdown of the items included in “other”:

	12/31/2015	12/31/2014
15.6.1 Loans – Other

Other loans	6,342,367	4,841,556
Export financing and prefinancing	736,209	993,677

	7,078,576	5,835,233

15.6.2 Other receivables from financial intermediation – Other not covered by debtor classification standards

Certificates of participation in financial trusts (a)	234,345	244,965
Debt securities issued by financial trusts (a)	195,556	168,385
Other	174,443	88,067

(a) See also Notes 14 and 25.	604,344	501,417

15.6.3 Other receivables – Other

Sundry receivables	422,246	301,482
Security deposits	392,773	201,448
Advanced prepayments	105,313	68,853
Tax prepayments	2,554	5,846
Other	60,554	30,190

	983,440	607,819

BANCO MACRO SA AND SUBSIDIARIES

	12/31/2015	12/31/2014

15.6.4 Other liabilities from financial intermediation – Other

Purchase financing payables	2,042,345	1,572,472
Other withholdings and additional withholdings	836,574	510,108
Miscellaneous not subject to minimum cash requirements	740,988	465,373
Collections and other transactions on account and behalf of others	665,973	464,778
Other payment orders pending settlement	368,318	394,883
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (See Note 8.)	94,300	90,643
Miscellaneous subject to minimum cash requirements	83,429	193,427
Retirement pension payment orders pending settlement	56,001	90,091
Other	134,633	116,265

	5,022,561	3,898,070

15.6.5 Other liabilities – Other

Taxes payable (net of prepayments)	1,346,612	1,286,384
Salaries and payroll taxes payable	363,818	288,481
Miscellaneous payables	195,850	197,642
Withholdings on salaries	72,027	55,065
Prepayment for the sale of assets	2,873	3,529
Other	47,304	28,047

	2,028,484	1,859,148

15.6.6 Memorandum accounts – Debit-balance account – Control – Other

Checks and securities in custody – ANSES	173,556,927	55,081,889
Securities in custody – Other	25,823,867	14,507,997
Checks and securities not yet collected	5,016,972	3,406,076
Managed portfolios (see Note 12.1.)	1,141,071	1,030,998
Checks and securities to be debited	1,074,444	916,581
Checks and securities to be collected	354,654	147,135
Other	5,143,080	3,698,865

	212,111,015	78,789,541

15.6.7 Financial Income – Interest in other loans

Personal loans	7,318,466	5,128,521
Other	1,493,301	1,143,832

	8,811,767	6,272,353

15.6.8 Financial expense – Other

Turnover tax and municipal assessments	1,396,656	1,009,440
Premiums on repurchase agreements with the financial sector	8,004	9,249
Other	—	235

	1,404,660	1,018,924

BANCO MACRO SA AND SUBSIDIARIES

	12/31/2015	12/31/2014

15.6.9 Service-charge income – Other

Debit and credit card income	1,616,026	1,147,739
Rental of safe deposit boxes	95,553	84,201
Service commissions – Joint ventures (see Note 3.5.)	87,795	70,304
Other	510,106	385,786

	2,309,480	1,688,030

15.6.10 Service-charge expense – Other

Debit and credit card expenses	732,969	526,809
Turnover tax and municipal assessments	307,636	215,320
Commissions paid to lending agents	207,646	109,555
Other	55,994	76,022

	1,304,245	927,706

15.6.11 Other income – Other

Other adjustments and interest on other receivables	43,239	39,633
Gain on sale of bank premises and equipment, and other assets	6,544	2,679
Other	101,068	71,851

	150,851	114,163

15.6.12 Other expense – Other

Portfolio transactions	84,591	51,824
Donations	48,672	21,959
Municipal assessment	9,098	13,656
Turnover tax	4,536	7,587
Other	93,225	105,814

	240,122	200,840

16.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, the Shareholders’ Meeting held on April 26, 2016, decided to apply 1,001,684 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 11.a.1), the Shareholders’ Meeting held on April 26, 2016, decided to appropriate 190,198 out of “Unappropriated retained earnings” to set a special reserve for the interest to be paid upon the maturities taking place in June and December 2016.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

BANCO MACRO SA AND SUBSIDIARIES

Additionally, from the amendments introduced by Law No. 26,893, distributions of dividends (except for shares) to local individuals or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	Through Communiqué “A” 5827 with effective date January 1, 2016, the Central Bank establishes the general procedure to distribute earnings, keeping the provisions under Communiqué “A” 5694 effective through December 31, 2015. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no sanctions established by certain regulators entities, weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

On December 31, 2015, only for earning distribution calculation, a regulatory adjustment to Unappropriated retained earnings was performed as a result of the positive difference arise from the book value and the market value of unlisted government securities for an amount of 31,020.

In addition, the maximum amount to be distributed cannot exceed the excess the required minimum capital considering, solely for this purpose an 75% incremental adjustment to the total requirements of the minimum capital.

Finally, the Bank shall verify whether –after the proposed earning distribution– a capital maintenance margin equal to 0.875% of risk-weighted assets is kept, apart from the minimum capital required by regulations, to be integrated by level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

e)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

On April 26, 2016, the Regular and Special General Shareholders’ Meeting of Banco Macro SA approved, among other issues, (i) the distribution of cash dividends for an amount up to 643,019, subject to prior express authorization of the Central Bank, (ii) the compensation paid to the Directors amounting to 207,714 and (iii) the write off of payments made on behalf of shareholders for their personal assets tax for an amount of 38,009.

In addition, related to the dividend distribution for 2014, through Resolution of February 24, 2016, the Central Bank authorized a cash dividend distribution for an amount of 227,708.

17.	TAX AND OTHER CLAIMS

17.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

BANCO MACRO SA AND SUBSIDIARIES

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	AFIP challenged a compensation amount arising from the tax on bank account transactions for 2008, which was used to settle the amount reported in the income tax return filed by former Banco Bisel for tax period 2008, taking into account that the origin could only be computed as from the tax period following the one in which it was used. An appeal was filed with the Federal Administrative Tax Court in order to challenge the resolution issued by the AFIP.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Courtroom IV of the CNACAF.

d)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8.).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

17.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

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

Additionally, there are other claims filed by consumers’ associations against the Bank, which are not relevant.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

18.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee and appointed a Comprehensive Risk Manager.

Its duties includes ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also, the duties of each organizational level in the process.

The Comprehensive Risk manager coordinates the heads of financial risk, credit risk and operational risk.

BANCO MACRO SA AND SUBSIDIARIES

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

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, ensuring proper identification, assessment, control, follow-up and mitigation of the credit risk, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the Deputy General Commercial Manager.

Comprehensive risk management

“The Comprehensive Risk Management area is formed by the Financial Risk, Credit Risk and Operational Risk sectors. The main procedures carried out are:

•	Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic capital calculation

The Comprehensive risk Department estimates the economic capital for each one of the risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The most significant risks managed by the Bank are disclosed as follows:

•	Financial risk

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

BANCO MACRO SA AND SUBSIDIARIES

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

BANCO MACRO SA AND SUBSIDIARIES

As to the interest rate risk, Economic Value methodology (EVM), is used to measure the risk of sensitive assets and liabilities to interest rate. Through stochastic processes, different interest rate scenarios are estimated, for which different Bank´s economic values will be obtained. Var is the difference between the expected economic value (“mean value”) and the economic value for a specific confidence level and holding period as a result of simulations.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

Credit risk

The Credit Risk Area reporting to the Comprehensive Risk Management area participates in the development of the individual stress test program for credit risk and comprehensive stress tests, cooperates in defining scenarios and follows up results. It also participates in the design and implementation of contingency plans for credit risk purposes.

It is in charge of reviewing and adapting methodology and the economic capital calculation model for credit risk purposes through the capital adequacy assessment process, which, with different development and implementation stages, form part of the Bank Action Plan being undertaken to adjust to local regulations (Communiqués “A” 5394 and “A” 5398), the Basel principles and best practices for risk management.

This area is in charge of proposing and monitoring the internal limits of tolerance to credit risk, as well as defining indicators, specifying their calculation method and expressing the grounds used for alert and cap selection. Its include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by the Board of Directors. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Risk Management Committee for its consideration and to adopt corrective measures where necessary

Securitization risk

The Bank do not assume any significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

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

BANCO MACRO SA AND SUBSIDIARIES

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

Credit risk management

Credit Risk Management is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, ensuring proper identification, assessment, control, follow-up and mitigation of the credit risk, pursuant to the internal and external standards and regulations on the matter.

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

BANCO MACRO SA AND SUBSIDIARIES

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

In order to manage credit risk, assessment or score models are used (for admission, behavior and collections) for Retail Banking and Company Rating Models at different stages of the credit cycle, allocating an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. These tools are supplemented with the Expected Loss and Provision Models prepared by Management.

In turn, the Credit recovery Management Department is in charge of managing the recovery of non performing loans, aiming at integrating these actions into the other risk instances, which increases the efficacy of collection processes and provides information on recovery management results, so as to adjust the origination and expected loss models.

19.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro SA’s business activity is governed by Financial Institutions Law No. 21,526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Guidelines for Corporate Governance in Financial Institutions) as supplemented.

The Bank publicly trades its shares on the Merval and, thus, it is subject to the regulations issued by the CNV.

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

The main guidelines under Central Bank Communiqué “A” 5293 as supplemented are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is currently made up of thirteen members and three alternate members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Seven directors and one alternate director are independent, according to the guidelines set by CNV and the Central Bank regulations.

BANCO MACRO SA AND SUBSIDIARIES

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

In relation to Senior Management and Committees, see next paragraph Organizational structure

•	Ownership structure

As of December 31, 2015, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.61	21.62

Carballo Delfín Jorge Ezequiel	19.11	20.85

ANSES FGS under Law No. 26,425	31.50	29.25

Grouped shareholders (Argentine stock exchanges)	6.79	6.93

Grouped shareholders (foreign stock exchanges)	22.99	21.35

•	Organizational structure

Senior management

Three deputy general managers report to the Executive Committee; one is in charge of the commercial areas, the other one is in charge of the operating areas and the last one is in charge of the financials areas. Sixteen-line managers report to them. Additionally, the Bank has seven staff areas reporting directly to the Executive Committee.

Committes

Its states by-laws that the Board of Directors may establish Committee as they deem appropriate for corporate activities, as well as appoint their members. The followings committees operate in the bank:

Committee	Roles

Audit Committee	They are established in Capital Markets Law as supplemented.

Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Risk Management Committee	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

BANCO MACRO SA AND SUBSIDIARIES

Committee	Roles

Receivables Committee	Approving credit transactions based on credit capacity.

Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.

Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (439) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 4.1. (see also Note 9).

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

BANCO MACRO SA AND SUBSIDIARIES

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

The Bank is a financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán SA is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 3.1. through 3.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro S.A. complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine General Associations Law No. 19,550), specific applicable regulations (Capital Markets Law as supplemented), professional accounting standards (TR No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also Note 9.

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

BANCO MACRO SA AND SUBSIDIARIES

20.	SUMMARY JUDGEMENTS AND SANCTIONS APPLIED BY CERTAIN REGULATORS AGAINST BANCO MACRO S.A AND BANCO DEL TUCUMÁN S.A.

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of December 31, 2015 is disclosed below:

20.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 3078 dated 06/24/2008.

Reason: Supposed infraction of article No. 8 of the Criminal Foreign Exchange Law (“CFEL”), for irregularities in exchange operations of US dollars (sale) of financial intermediation as provided by Central Bank Communiqué “B” 7174.

Responsible: Banco del Tucumán SA, manager and those in charge of Operations, Treasurer, Cashiers (Francisco Carlos Bustamante, Juan Ramón Lemoine, Héctor Gaspar Taranto, Héctor Arnaldo Brito, Ana Carolina De Genova Palomar, Jorge Marcelo Albertinetti, Sergio Fabián Intile, Lorena Natalia Frías and Carla Andrea Rocha).

Status: On 12/29/2011, the Federal court No. 1 of Tucumán decided to declare criminal action by prescription, in order to facts. On 02/01/2012, this resolution was appealed by the Federal Prosecutor No. 1 of Tucumán. On 07/31/2013 the Court of Appeals confirmed such resolution and subsequently, the cause was remitted to the Criminal Appeals Court, Panel I, as a result of the Prosecutor appeal. As of the date of issuance of these consolidated financial statements, Banco del Tucumán SA has not been notified of the final filing.

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011.

Reason: Supposed infraction of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.

Responsible: Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager (Mariano Raúl Misino and Roberto David Luna).

Status: The Central Bank raised the summary to the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba which is in process under No. FCB 3612/2014.

Criminal Foreign Exchange Regime Summary: No. 5645 dated 01/07/2014.

Reason: Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac).

Status: In process at the Central Bank. On 05/22/2015 the summary evidence period was initiated. This probationary period has already concluded. The BCRA ordered that the proceedings be filed with a criminal court and, therefore, they are currently pending with the Economic Criminal Trial Court in and for the City of Buenos Aires No. 11, Clerk’s Office No. 22, under case file No. 1282/2015.

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infraction of article No. 1 incs e) and f) of CFEL and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: In process at the Central Bank.

Financial summary: No. 1496 dated 02/24/2016

Reason: Deficiencies on supervision on a consolidated basis, exercised by the bank over its subsidiaries, related to Anti-money laundering procedures.

Responsible: Banco Macro SA and Banco Macro SA Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: In process at the Central Bank. Rebuttal evidence was presented on April 7, 2016.

BANCO MACRO SA AND SUBSIDIARIES

20.2.	Sanctions imposed by the Central Bank:

Financial summary: No. 1227 dated 04/10/2008.

Reason: Supposed infraction of Communiqué “A” 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Limited) with no previous Central Bank authorization. Original sanction amount: 2,625, current sanction amount: 1,400

Responsible: Banco Macro SA and Banco Macro SA’s Directors (Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito).

Status: On 11/05/2013 the fine was debited from Banco Macro’s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal filed, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. On 04/29/2015 the Central Bank filed a federal extraordinary appeal to CNACAF. El 06/10/2015 se acusó la caducidad de la instancia extraordinaria atento a la falta de impulso procesal del BCRA; in the alternative, notice of the extraordinary appeal filed was answered. On October 6, 2015, notice was served regarding the request made to the BCRA. On November 24, 2015, Courtroom IV declared the nullity of the extraordinary instance, with charges to be borne by the losing BCRA. Measures are being taken for reimbursement of the amounts paid for fines exceeding the reductions established by the court. The request was dismissed because the court understands that it is beyond its jurisdiction.

Financial summary: No. 1349 dated 09/07/2012.

Reason: Supposed infraction of Central Bank Communiqués “A” 3054, OPRAC 1-476, Exhibit, Section 2, point 2.1. and Section 3, point 3.1.2.; and “A” 4798, OPRAC 1-613, Exhibit; Section 4, point 4.1., regulations related to financing to the non-financial public sector, for the acquisition of guarantee loans with no Central Bank authorization. Sanction amount: 1,440.

Responsible: Banco del Tucumán SA, and Directors (Jorge Horacio Brito, Luis Carlos Cerolini, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Claudio Alejandro Cerezo and Waldo Camilo López).

Status: On 03/12/2014 the Central Bank passed Sentence No. 149/14 imposing the fine. On 03/19/2014 the fine was debited from Banco del Tucumán SA account 00060 at the Central Bank. On 04/08/2014, a direct appeal was filed against the Resolution issued by SEFyC, representing Banco del Tucumán SA and the natural persons subject to the summary proceeding to CNACAF, which confirmed the Sentence No. 149/14. On 11/14/2014 an extraordinary federal appeal was filed by the arbitrariness of the judgment of the CNACAF. On February 18, 2015 at the Courtroom II of the General Federal Court of Appeal (CNAF) dismissed the extraordinary appeal filed by Banco del Tucumán SA with charges. On February 26, 2015 a complaint was present due to the extraordinary appeal was refused. As of the date, the file is pending resolution.

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements. Sanction amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF. On December 2015, the sanction amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Courtroom II of CNACAF. On 10/07/2015, the Court informed BCRA about the appeal presented by the Bank and on 11/12/2015, the court took into account the answer to the service of notice of the direct appeal granted to the BCRA. Proceedings were referred to the Prosecutor’s Office, where they are pending to date. The bank appealed the resolution under the terms of Art. 42 Law 21,256, giving rise to the below-referenced proceeding.

BANCO MACRO SA AND SUBSIDIARIES

Financial summary: No. 1394 dated 08/01/2013.

Reason: Supposed failure of Communiqué “A” 3700. CREFI 2-36, Exhibit, Item I, Sub-item 5.2. For presenting out of term the corresponding documentation regarding the appointment of authorities.

Responsible: Banco Macro SA and Chairman (Jorge Horacio Brito).

Status: On 12/02/2014 the Central Bank passed Sentence No. 828, imposing the sanction to those responsible. On 02/02/2015 the Bank rejected the resolution and presented an appeal to revoke the sentence at the Central Bank. On 03/27/2015 the Central Bank passed Sentence No. 272, whereby the appeal was dismissed and the sanction was confirmed.

Financial summary: No. 1401 dated 08/14/2013.

Reason: Supposed failure of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Sanction amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Courtroom IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed BCRA about the appeal presented by Banco Macro. On 09/24/2015 proceedings were returned and are ready for the issuance of a decision. The bank appealed the resolution under the terms of Art. 42 Law 21,256, giving rise to the below-referenced proceeding.

20.3.	Sanctions imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Sanction amount: 718

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF.

File: No. 62/2009 (extension) dated 09/06/2011.

Reason: Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Sanction amount: 538.

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Fernando Andrés Sansuste).

Status: UIF passed Resolution No. 04/2014 imposing fines to those responsible. An appeal was presented at CNACAF.

File: No. 6338/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 2,136

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 110/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The Bank has appealed the sanction imposed via direct appeal and such appeal (No. 16,411/14) is currently underway before the CNACAF.

File: No. 6420/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 822.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 124/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/21/2015 the Court rejected the appeal presented and confirmed UIF resolution No. 124/2014. On 05/08/2015, an extraordinary appeal was presented to the Argentine Supreme Court (CSJN). On 06/09/2015 the Court denied the extraordinary appeal presented, with cost. On 06/17/2015 a complaint appeal was presented to CSJN, as denial of extraordinary appeal. As of the date, the file was sent to the Attorney General’s Office to issue its resolution prior to the Argentine Supreme Court’s decision.

File: No. 6406/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 677.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

BANCO MACRO SA AND SUBSIDIARIES

Status: UIF passed Resolution No. 171/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 171/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On November 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). The UIF appealed such resolution to the CNACAF. The appeal was dismissed on 04/05/2016. As a result, this ruling is final.

File: No. 6407/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 802.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 132/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 09/18/2015, the court ordered that the file be rendered for final decision.

File: No. 6405/2011 dated 12/07/2011.

Reason: Purchase of foreign currency. Sanction amount: 1,504.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 26/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 26/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On November, 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). As of the date, the file is pending with the Argentine Supreme Court due to the petition for denied appeal filed by the UIF.

File: No. 6491/2011 dated 12/07/2011.

Reason: Banco Suquía SA –Deposits in checking account. Sanction amount: 791.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla) Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 118/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 118/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. The court ordered service of notice of such appeal to the Bank for a term of 10 business days. On November, 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). The UIF appealed such resolution to the CNACAF, which was dismissed on 04/05/2016. As a result, this ruling is final.

File: No. 6612/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 688.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 53/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The court ordered that the file be rendered for final decision.

File: No. 6614/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 843.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 6/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The court ordered that the file be rendered for final decision.

File: No. 160/2012 dated 05/10/2012.

Reason: Purchase of foreign currency. Sanction amount: 376.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito).

BANCO MACRO SA AND SUBSIDIARIES

Status: UIF passed Resolution No. 160/2015 imposing fines to those responsible. An appeal was presented at CNACAF. On 11/23/2015 the Attorney General issued a resolution stating that the court should dismiss the request for unconstitutionality filed by the Bank. On November 30, 2015, the court ordered that the file be rendered for final decision. On 04/07/2016, the fines imposed by the UIF were revoked, based on prescription. The ruling was passed down on 04/11/2016 and the UIF has not yet filed an extraordinary appeal.

File: No. 517/2012 dated 06/27/2012.

Reason: Purchase of foreign currency. Sanction amount: 1,857.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 500/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 09/01/2015 the UIF answered the service of notice of the direct appeal filed. On October 9, 2015, the Bank filed a brief whereby it dismissed informative evidence and requested documentary evidence. On October 9, 2015, the court took into account the Bank’s request and ordered that the file be rendered for final decision.

(1)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto y Luis Carlos Cerolini – as Compliance Officer and Director—and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

Although, sanctions do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary sanctions received, pending to be paid for been appealed or about to be appealed, amounted to 11,752, which was recorded according to Communiqué “A” 5689 of Central Bank.

Additionally, there are pending summaries at CNV and UIF, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: Potential non-compliance with the obligation to inform a “Significant Event”.

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: On 10/28/2014, rebuttal evidence was presented by the Bank and all the responsibles, requesting a ruling in their favor.

File: No. 248/2014 (UIF presidential note 245/2013 11/26/2013) dated 07/30/2014.

Reason: Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini (as Compliance Officer and Director) and Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini – as Directors of Banco Macro SA).

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

BANCO MACRO SA AND SUBSIDIARIES

21.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2015	2014
ASSETS
Cash	10,102,645	5,804,389
Government and private securities	4,051,366	1,603,680
Loans	1,797,220	1,939,340
Other receivables from financial intermediation	539,707	449,205
Investments in other companies	1,089	1,217
Other receivables	174,348	85,025
Items pending allocation	4,776	3,286

Total	16,671,151	9,886,142

LIABILITIES

Deposits	10,475,281	4,652,287
Other liabilities from financial intermediation	2,361,244	1,660,830
Other liabilities	14,516	5,529
Subordinated Corporate Bonds	1,957,618	1,287,317
Items pending allocation	273	12

Total	14,808,932	7,605,975

22.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

“Cash” includes interest-bearing deposits in foreign banks totaling 1,271,350 and 954,817 as of December 31, 2015 and 2014, respectively.

Those interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.0913% and 0.30% as of December 31, 2015 and 2014, respectively.

In 2015 and 2014 the deposits with the Central Bank and other Banks did not bear any interest.

23.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2015	2014
GOVERNMENT SECURITIES

Government securities at market value
In pesos:
Discount bonds at 5.83% – Maturity: 2033	1,597,140	862,088
Federal government bonds at Badlar + 2% – Maturity: 03-28-2017	484,928	494,833
Federal government bonds at Badlar + 2% – Maturity: 2016	337,075	377,042
Federal government treasury bonds – Maturity: May 2016	313,686	—
Federal government treasury bonds – Maturity: March 2016	143,470	—
Consolidation bonds – 8° Serie	119,119	65,085
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	94,259	111,749
Federal government treasury bonds – Maturity: July 2016	76,822	—
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	47,577	38,560
Federal government bonds at Badlar Private + 3% – Maturity: 2017	22,647	—
Other	11,527	337,344

Subtotal Government securities at market value – In pesos	3,248,250	2,286,701

In foreign currency:
US Treasury Bill – Maturity: 01-28-2016	572,175	—
US Treasury Bill – Maturity: 01-07-2016	325,124	—
US Treasury Bill – Maturity: 03-03-2016	234,055	—
Federal Government bonds at 8.75% – Maturity: 2024	215,298	—
US Treasury Bill – Maturity: 02-25-2016	130,035	—
US Treasury Bill – Maturity: 02-18-2016	117,031	—
US Treasury Bill – Maturity: 01-14-2016	100,136	—
Debt Securities of Province of Neuquén Series I Class I in US dollars – Maturity: 06-12-2016	9,427	30,766
Debt Securities of the Province of Córdoba in US dollars at 12% – Maturity: 2017	1,723	1,864
GDP – Related Securities – Maturity: 2035 (NY)	1,687	1,640
Other	349	1,148,645

Subtotal Government securities at market value – In foreign currency	1,707,040	1,182,915

Subtotal Government securities at market value	4,955,290	3,469,616

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2015	2014
GOVERNMENT SECURITIES (cont)

Government securities at amortized cost
In pesos:
Province of Chubut treasury bills Class XVI – Maturity: 11-26-2016	400,682	—
Province of Neuquén guarantee Treasury Bills Class I Serie III – Maturity: 11-23-2017	130,764	—
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	115,302	161,937
Province of Neuquén guarantee Treasury Bills Class I Series I – Maturity: 03-07-2017	67,704	—
Province of Entre Ríos Treasury Bills – Maturity: 12-11-2016	26,031	25,487
Province of Chaco Treasury Bills Class I	24,556	—
Province of Neuquén guarantee Treasury Bills Class I Series I – Maturity: 05-28-2016	19,723	—
Province of Mendoza Bills – Maturity: 10-22-2016	4,439	—
Province of Tucumán bonds – 1° Serie – Maturity: 2018	2,398	3,407
Other	—	15,453

Subtotal Government securities at amortized cost – In pesos	791,599	206,284

In foreign currency:
Argentine saving bond for the economy development in US dollars at 4% – Maturity: 07-27-2016	196,411	129,184
Deposit certificates of investment	17,681	—
Province of Tucumán bonds – 2° Serie in US dollars at 9.45% – Maturity: 2015	—	834

Subtotal Government securities at amortized cost – In foreign currency	214,092	130,018

Subtotal Government securities at amortized cost	1,005,691	336,302

Instruments issued by the Central Bank of Argentina
In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	5,066,846	3,820,548
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,105,912	1,618,630

Subtotal instruments issued by Central Bank of Argentina – In pesos	6,172,758	5,439,178

In foreign currency:
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	2,130,234	290,747

Subtotal instruments issued by Central Bank of Argentina – In foreign currency	2,130,234	290,747

Subtotal instruments issued by Central Bank of Argentina	8,302,992	5,729,925

Total government securities (1)	14,263,973	9,535,843

PRIVATE SECURITIES

Investments in listed private securities – Shares
In pesos:
Petrolera Pampa SA	276,211	99,231
Siderar SAIC	218,781	154,670
YPF SA	196,423	258,458
Aluar Aluminio Argentino SAIC	195,354	124,724
Telecom Argentina Stet-France Telecom SA	156,951	87,378
Petrobras Energía SA	45,674	30,286
Molinos Río de la Plata SA	20,419	8,858
Cresud SAIC	13,015	9,169
IRSA Inversiones y Presentación SA	2,833	2,886
Alto Palermo SA (Apsa)	1,738	995

Subtotal investment in listed private securities – Shares - In pesos	1,127,399	776,655

Total Investment in listed private securities - Shares	1,127,399	776,655

Total private securities	1,127,399	776,655

Total government and private securities	15,391,372	10,312,498

(1)	As of December 31, 2015 and 2014, includes government securities under reverse repurchase agreements for an amount of 3,450 and 117,938, respectively, and as of December 31 2014, instruments issued by Central Bank under reverse repurchase agreements for an amount of 58,582.

BANCO MACRO SA AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES

Government securities at market value
In pesos:	920,696	653,825	395,248	1,278,481	—	3,248,250

Discount bonds at 5.83% – Maturity: 2033	—	—	319,428	1,277,712	—	1,597,140
Federal government bonds at Badlar + 2% – Maturity: 03-28-2017	—	484,928	—	—	—	484,928
Federal government bonds at Badlar + 2% – Maturity: 2016	337,075	—	—	—	—	337,075
Federal government treasury bonds – Maturity: May 2016	313,686	—	—	—	—	313,686
Federal government treasury bonds – Maturity: March 2016	143,470	—	—	—	—	143,470
Consolidation bonds – 8° Serie	—	45,265	73,854	—	—	119,119
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	43,233	51,026	—	—	—	94,259
Federal government treasury bonds – Maturity: July 2016	76,822	—	—	—	—	76,822
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	47,577	—	—	—	47,577
Federal government bonds at Badlar Private + 3% – Maturity: 2017	—	22,647	—	—	—	22,647
Other	6,410	2,382	1,966	769	—	11,527

In foreign currency:	1,488,844	72,648	143,564	1,984	—	1,707,040

US Treasury Bill – Maturity: 01-28-2016	572,175	—	—	—	—	572,175
US Treasury Bill – Maturity: 01-07-2016	325,124	—	—	—	—	325,124
US Treasury Bill – Maturity: 03-03-2016	234,055	—	—	—	—	234,055
Federal Government bonds at 8.75% – Maturity: 2024	—	71,737	143,561	—	—	215,298
US Treasury Bill – Maturity: 02-25-2016	130,035	—	—	—	—	130,035
US Treasury Bill – Maturity: 02-18-2016	117,031	—	—	—	—	117,031
US Treasury Bill – Maturity: 01-14-2016	100,136	—	—	—	—	100,136
Debt Securities of Province of Neuquén Series I Class I in US dollars – Maturity: 06-12-2016	9,427	—	—	—	—	9,427
Debt Securities of the Province of Córdoba in US dollars at 12% – Maturity: 2017	861	862	—	—	—	1,723
GDP – Related Securities – Maturity: 2035 (NY)	—	—	—	1,687	—	1,687
Other	—	49	3	297	—	349

Government securities at amortized cost
In pesos:	502,684	288,915	—	—	—	791,599

Province of Chubut treasury bills Class XVI – Maturity: 11-26-2016	400,682	—	—	—	—	400,682
Province of Neuquén guarantee treasury bills Class I Serie III – Maturity: 11-23-2017	26,153	104,611	—	—	—	130,764
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	115,302	—	—	—	115,302
Province of Neuquén guarantee treasury bills Class I Series I – Maturity: 03-07-2017	—	67,704	—	—	—	67,704
Province of Entre Ríos treasury bills – Maturity: 12-11-2016	26,031	—	—	—	—	26,031
Province of Chaco treasury bills Class I	24,556	—	—	—	—	24,556
Province of Neuquén guarantee treasury bills Class I Series I – Maturity: 05-28-2016	19,723	—	—	—	—	19,723
Province of Mendoza bills – Maturity: 10-22-2016	4,439	—	—	—	—	4,439
Province of Tucumán bonds – 1° Serie – Maturity: 2018	1,100	1,298	—	—	—	2,398

In foreign currency:	196,411	—	—	—	17,681	214,092

Argentine saving bond for the economy development in US dollars at 4% – Maturity: 07-27-2016	196,411	—	—	—	—	196,411
Deposit certificates of investment	—	—	—	—	17,681	17,681

BANCO MACRO SA AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES (contd.)

Instruments issued by the Central Bank of Argentina
In pesos:	6,172,758					6,172,758

Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	5,066,846	—	—	—	—	5,066,846
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,105,912	—	—	—	—	1,105,912

In foreign currency:	2,130,234	—	—	—	—	2,130,234

Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	2,130,234	—	—	—	—	2,130,234

Total government securities	11,411,627	1,015,388	538,812	1,280,465	17,681	14,263,973

PRIVATE SECURITIES

Investments in listed private securities – Shares
In pesos:	—	—	—	—	1,127,399	1,127,399

Petrolera Pampa SA	—	—	—	—	276,211	276,211
Siderar SAIC	—	—	—	—	218,781	218,781
YPF SA	—	—	—	—	196,423	196,423
Aluar Aluminio Argentino SAIC	—	—	—	—	195,354	195,354
Telecom Argentina Stet-France Telecom SA	—	—	—	—	156,951	156,951
Petrobras Energía SA	—	—	—	—	45,674	45,674
Molinos Río de la Plata SA	—	—	—	—	20,419	20,419
Cresud SAIC	—	—	—	—	13,015	13,015
IRSA Inversiones y Presentación SA	—	—	—	—	2,833	2,833
Alto Palermo SA (Apsa)	—	—	—	—	1,738	1,738

Total private securities	—	—	—	—	1,127,399	1,127,399

Total government and private securities	11,411,627	1,015,388	538,812	1,280,465	1,145,080	15,391,372

24.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non-financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

BANCO MACRO SA AND SUBSIDIARIES

The classification of the loan portfolio in this regard was as follows:

	As of December 31,
Description	2015	2014
Non-financial government sector	748,067	604,417
Financial sector	227,390	213,867
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	2,437,891	1,357,544
- With Senior “B” guarantees	4,331,975	2,901,979
- Without Senior guarantees	12,736,246	9,879,919
Consumer
- With Senior “A” guarantees	559,995	504,340
- With Senior “B” guarantees	2,302,121	2,100,410
- Without Senior guarantees	40,484,694	27,363,863
Less: Allowance	(1,495,964)	(1,186,044)

Total loans, net of allowances	62,332,415	43,740,295

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2015	2014
Argentina	63,810,233	44,816,064
Costa Rica	13,311	8,753
Uruguay	4,156	3,515
Spain	523	158
Brazil	52	22
United States of America	49	81
Netherlands	21	—
France	13	—
Panama	9	—
Chile	7	—
Italy	4	21
Australia	1	—
British Virgin Islands	—	96,787
India	—	878
Germany	—	35
Bolivia	—	24
Romania	—	1
Less: Allowance	(1,495,964)	(1,186,044)

Total loans, net of allowances	62,332,415	43,740,295

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2015	2014
Retail loans	31,867,480	21,299,813
Agricultural livestock- Forestry-Fishing- Mining - Hunting	6,625,416	4,526,591
Retail and consumer products	5,485,954	4,036,678
Foodstuff and beverages	3,245,347	2,542,659
Construction	3,164,972	2,266,493
Other services	2,547,403	2,027,874
Manufacturing and wholesale	1,692,774	1,022,551
Transportation, storage and communications	1,668,776	1,240,657
Governmental services	1,666,133	1,211,314

BANCO MACRO SA AND SUBSIDIARIES

Economic Activity (Contd.)	2015	2014

Chemicals	1,113,050	1,391,433
Real estate, business and leases	1,098,488	770,437
Financial Services	688,377	632,579
Electricity, oil, water	452,372	178,516
Hotels and restaurants	173,591	166,216
Other	2,338,246	1,612,528

Total loans	63,828,379	44,926,339
Less: Allowance	(1,495,964)	(1,186,044)

Total loans, net of Allowance	62,332,415	43,740,295

25.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION

The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

Description	As of December 31,
	2015	2014

Without preferred guarantees	3,538,281	2,584,863
Allowances	(243,028)	(235,755)

	3,295,253	2,349,108

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

Description	As of December 31,
	2015	2014

Corporate bonds — Unlisted (1)	603,567	463,816
Certificates of participation in financial trusts — Unlisted (1)	234,345	244,965
Debt securities in financial trusts — Unlisted	195,556	168,385

Total investments in unlisted private securities	1,033,468	877,166

(1)	As of December 31, 2015 and 2014, the Bank booked allowances for impairment in value amounting to 237,191 and 232,574, respectively (see also Note 28).

As of December 31, 2015, maturities for the private securities disclosed above are as follows:

	Within 1 year	After 1 year but within 5 years	After 10 years	Without due date		Total

Corporate bonds —Unlisted	39,002	558,065	—	6,500		603,567

Certificates of participation in financial trusts —Unlisted	2,257	—	8,256	223,832	(1)	234,345

Debt securities in financial trusts —Unlisted	150,179	45,377	—	—		195,556

Total investments in unlisted private securities	191,438	603,442	8,256	230,332		1,033,468

(1)	As of December 31, 2015 this amount was included in the Bank allowances for impairment.

BANCO MACRO SA AND SUBSIDIARIES

The Bank enters into spot and forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2015	2014

Amounts receivable from spot and forward sales pending settlement

Receivable from spot sales of government and private securities pending settlement	183,329	103,546
Receivables from repo transactions of government securities	3,160	163,755
Receivables from spot sales of foreign currency pending settlement	707	7,922

	187,196	275,223

Securities and foreign currency receivable from spot and forward purchases pending settlement

Spot purchases of government and private securities pending settlement	64,837	31,867
Spot purchases of foreign currency pending settlement	52,868	7,919
Forward purchases of securities under repo transactions	2,047	—
Other spot purchases pending settlement	—	10,460

	119,752	50,246

Amounts payable for spot and forward purchases pending settlement

Payables for spot purchases of government securities pending settlement	64,978	26,122
Payables for spot purchases of foreign currency pending settlement	52,747	7,925
Payables for forward purchases of securities under repo transactions	1,974	—
Other payables for spot purchase pending settlement	160,159	88,419

	279,858	122,466

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Spot sales of government and private securities pending settlement	38,448	50,946
Forward sales of government securities under repo transactions	3,456	176,662
Spot sales of foreign currency pending settlement	848	7,966

	42,752	235,574

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 4.5.g). The fair value of these instruments were:

	End-of-year fair value
Description	2015	2014

Assets	119,752	50,360
Liabilities	42,752	235,652

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

BANCO MACRO SA AND SUBSIDIARIES

26.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

26.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
Description	Estimated useful life (years)	2015	2014

Buildings	50	866,459	672,136
Furniture and facilities	10	237,056	181,672
Machinery and equipment	5	639,006	567,805
Vehicles	5	85,199	74,104
Accumulated depreciation		(646,761)	(570,290)

Total		1,180,959	925,427

Depreciation expense was 170,613, 130,678 and 98,666 as of December 31, 2015, 2014 and 2013, respectively.

26.2	Other assets

Other assets consisted of the following as of December 31, 2015 and 2014:

	As of December, 31
Description	Estimated useful life (years)	2015	2014

Works in progress (1)	—	756,855	364,037
Works of art	—	3,204	1,187
Prepayments for the purchase of assets	—	153,921	74,925
Foreclosed assets	50	113,604	115,582
Stationery and office supplies	—	31,961	28,562
Other assets (2)	50	361,127	236,791
Accumulated depreciation		(15,517)	(12,845)

Total		1,405,155	808,239

(1)	As of December 31, 2015 and 2014, it includes 704,601 and 328,365, respectively, related to a new corporate building tower that is being constructed by the Bank. See also Note 35.16.
(2)	Mainly includes improvement to properties leased by the Bank to be used in the normal course of business.

Depreciation expense was 3,748, 3,196 and 3,051 as of December 31, 2015, 2014 and 2013, respectively.

26.3.	Operating Leases

As of December 31, 2015, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

BANCO MACRO SA AND SUBSIDIARIES

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2016	103,833
2017	54,880
2018	27,848
2019	17,472
2020	5,855
2021 and after	2,380

Total	212,268

As of December 31, 2015, 2014 and 2013, rental expenses amounted to 137,288, 110,875 and 77,713, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

27.	INTANGIBLE ASSETS

27.1	Goodwill:

As of December 31, 2015 and 2014 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2015	2014

Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 17,639 as of December 31, 2015 (a)	10	603	2,431
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 62,190 as of December 31, 2015 (b)	10	3,852	10,457
Goodwill for the purchase of Banco Privado de Inversiones S.A., net of accumulated amortization of 29,976 as of December 31, 2015 (c)	10	26,229	31,848

Total		30,684	44,736

(a)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán SA in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

Additionally, from September through December 2006, Banco Macro SA acquired 4.84% of the capital stock of Banco del Tucumán SA.

Finally, on November 28, 2006, the General Regular and Special Shareholder’s Meeting of Banco del Tucumán SA approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro SA subscribed the total increase, thus increasing its overall interest in Banco del Tucumán SA to 89.93%.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 18,242, which is amortized over ten years and no impairment is required.

(b)	On August 11, 2006, the Bank acquired 92.73% of the capital stock of Nuevo Banco Bisel SA in the amount of 19,509. The assets transferred amounted to 1,824,644 and the liabilities assumed amounted to 1,804,534.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 66,042, which is amortized over ten years and no impairment is required.

BANCO MACRO SA AND SUBSIDIARIES

(c)	On September 22, 2010, the Bank acquired 100% of the capital stock of Banco Privado de Inversiones SA in the amount of USD 23.3 million, out of which, USD 10.4 million was related to an escrowed amount, as provided in the purchase agreement. The assets transferred amounted to 403,686 and the liabilities assumed amounted to 368,034.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 56,205, which is amortized over ten years and no impairment is required.

Amortization expense on goodwill was 14,052, as of December 31, 2015, 2014 and 2013.

27.2.	Organization and development costs:

As of December 31, 2015 and 2014, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2015	2014

Cost from information technology projects (a)	5	392,058	290,654
Organizational cost (b)	5	4,899	4,195
Other capitalized cost (c)	5	67,458	69,565

Total		464,415	364,414

(a)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.
(b)	Under Central Bank rules, the Bank records cost inherent to the set up and organization of the Bank.
(c)	Under Central Bank rules, the Bank records cost inherent to the improvements in building leased.

Amortization expense was 150,619, 122,704 and 89,019 as of December 31, 2015, 2014 and 2013, respectively, which was recorded in Administrative expenses and Other expenses.

Intangible assets changed as follows during fiscal years ended December 31, 2015, 2014 and 2013:

	Fiscal year ended December 31,
	2015	2014	2013

Balance at the beginning of the fiscal year	409,150	343,979	288,531
Additions	250,752	202,029	158,519
Decreases	(132)	(102)	—
Amortization expense (1)	(164,671)	(136,756)	(103,071)

Balance at the end of the fiscal year	495,099	409,150	343,979

(1)	See Note 31.

BANCO MACRO SA AND SUBSIDIARIES

28.	ALLOWANCES AND PROVISIONS

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

Difference from court deposit dollarization: recorded under Central Bank’s rules to cover the difference from court deposit dollarization.

The followings are the changes in the Bank’s allowances and provisions:

	As of December 31, 2015
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Loans	1,186,044	1,057,228	(11,967)	(735,341)	1,495,964
- Other receivables from financial intermediation	235,755	14,568	(2,424)	(4,871)	243,028
- Receivables from financial leases	4,459	952	(25)	(34)	5,352
- Investment in other companies	1,506	252	—	(163)	1,595
- Other receivables	5,383	2,133	(160)	(2,760)	4,596

Total of allowances	1,433,147	1,075,133	(14,576)	(743,169)	1,750,535

Provisions
- Contingent commitments	2,264	4,339	(13)	—	6,590
- Other loss contingencies	138,604	163,448	(4)	(105,542)	196,506
- Difference from court deposit dollarization	31,055	16,235	(2,645)	—	44,645
- Administrative, disciplinary and criminal sanctions	—	14,152	—	(2,400)	11,752

Total of provisions	171,923	198,174	(2,662)	(107,942)	259,493

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31, 2014
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Loans	1,006,495	757,445	(14,713)	(563,183)	1,186,044
- Other receivables from financial intermediation	232,290	8,495	(989)	(4,041)	235,755
- Receivables from financial leases	5,015	1,076	(694)	(938)	4,459
- Investment in other companies	1,330	306	(130)	—	1,506
- Other receivables	6,929	1,145	(2,254)	(437)	5,383

Total of allowances	1,252,059	768,467	(18,780)	(568,599)	1,433,147

Provisions
- Contingent commitments	4,806	12	(2,554)	—	2,264
- Other loss contingencies	131,274	34,292	(2,167)	(24,795)	138,604
- Difference from court deposit dollarization	23,301	8,018	(231)	(33)	31,055

Total of provisions	159,381	42,322	(4,952)	(24,828)	171,923

	As of December 31, 2013
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Loans	887,156	707,370	(24,606)	(563,425)	1,006,495
- Other receivables from financial intermediation	233,123	5,236	(2,831)	(3,238)	232,290
- Receivables from financial leases	6,599	912	(10)	(2,486)	5,015
- Investment in other companies	1,379	76	(125)	—	1,330
- Other receivables	9,282	1,722	(894)	(3,181)	6,929

Total of allowances	1,137,539	715,316	(28,466)	(572,330)	1,252,059

Provisions
- Contingent commitments	5	4,804	(3)	—	4,806
- Other loss contingencies	114,566	38,364	(556)	(21,100)	131,274
- Difference from court deposit dollarization	17,112	6,632	—	(443)	23,301

Total of provisions	131,683	49,800	(559)	(21,543)	159,381

Under Central Bank rules allowances for loan losses includes allowances for “loans”, “other receivables for financial intermediation” and “receivables from financial leases”.

29.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

29.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2015 and 2014 is 32,927,711 and 20,560,610, respectively.

29.2.	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2015			As of December 31, 2014
	Principal	Interest and CER adjustments	Rate	Principal	Interest and CER adjustments	Rate
Short–term liabilities	12,660	46	4.28%	10,651	95	5.09%
Long–term liabilities	208	3	2.00%	6,210	3	8.76%

Total	12,868	49		16,861	98

BANCO MACRO SA AND SUBSIDIARIES

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.3.	International banks and institutions

The Bank borrowed funds under various credit facilities from International banks and institutions for specific purposes, as follows:

	As of December 31, 2015			As of December 31, 2014
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	97,789	809	4.91%	87,858	455	6.28%

Total	97,789	809		87,858	455

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.4.	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2015			As of December 31, 2014
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	49,926	11,718	13.41%	15,311	223	5.43%
Long–term liabilities	9,180	13,560	7.78%	5,178	31,075	6.74%

Total	59,106	25,278		20,489	31,298

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

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2015
2017	18,244
2018	4,496

22,740

29.5.	Other

The rest of liabilities included in “Other liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2015			As of December 31, 2014
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	4,926,449	—	0.00%	3,807,397	7	0.00%
Long–term liabilities (2)	96,112	1,500	4.12%	90,673	1,421	4.00%

Total	5,022,561	1,500		3,898,070	1,428

(1)	Includes mainly pending settlement transactions and payment accounts.

(2)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 94,300 and 90,673 as of December 31, 2015 and 2014, respectively (see Note 15.6.4).

BANCO MACRO SA AND SUBSIDIARIES

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

These expenses aggregated 598,425, 449,962 and 335,821 for the fiscal years ended December 31, 2015, 2014 and 2013, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

31.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET

The presentation of consolidated financial statements under Central Bank’s rules differs significantly from the format required by the US SEC under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). The following consolidated financial statements were restated into constant pesos, as explained in Note 4.3. These consolidated financial statements were prepared using the measurement methods provided by Central Bank, but under US SEC requirements:

Consolidated Statements of Income	2015	2014	2013

Interest and fees on loans	15,412,945	11,696,696	8,464,733
Interest on bearing deposits with other banks	155	127	241
Interest on other receivables from financial intermediation	109,151	260,977	168,173
Interest on securities and foreign exchange purchased under resale agreements	128,562	126,755	131,467
Securities gains, net	3,930,377	1,862,495	344,995
Other interest income	116,040	100,536	61,121

Total interest income	19,697,230	14,047,586	9,170,730

Interest on deposits	6,774,958	5,188,797	3,109,168
Interest on securities and foreign exchange purchased under resale agreements	8,136	9,249	4,612
Interest on short-term borrowings	25,368	30,473	13,391
Interest on long-term debt	219,232	193,554	138,002

Total interest expense	7,027,694	5,422,073	3,265,173

Net interest income	12,669,536	8,625,513	5,905,557

Provision for loan losses, net (1)	(729,124)	(546,651)	(435,556)

Net interest income after provision for loan losses	11,940,412	8,078,862	5,470,001

Service charges on deposit accounts and other fees	3,561,203	2,798,967	2,022,656
Credit-card service charges and fees	1,399,351	1,004,636	677,716
Other commissions	115,093	93,768	76,563
Foreign currency exchange trading income	100,581	67,123	44,464
Income from equity in other companies	78,602	85,310	49,634
Foreign exchange, net	653,120	827,599	808,144
Other	838,208	611,690	453,225

Total non-interest income	6,746,158	5,489,093	4,132,402

Commissions	410,588	288,053	205,176
Salaries and payroll taxes	4,310,559	3,180,761	2,344,369
Outside consultants and services	211,178	176,010	134,526
Depreciation of bank premises and equipment	173,611	132,376	99,256

BANCO MACRO SA AND SUBSIDIARIES

Consolidated Statements of Income (Contd.)	2015	2014	2013

Rent	135,970	110,274	77,229
Stationery and supplies	34,427	25,936	19,301
Electric power and communications	171,791	145,378	101,458
Advertising and publicity	143,883	128,387	103,438
Taxes	2,133,866	1,707,731	1,143,337
Directors’ and Statutory Audits’ fee	233,030	163,378	117,077
Insurance	27,159	22,646	18,227
Security services	313,309	249,176	192,874
Maintenance, conservation and repair expenses	321,287	255,965	186,990
Amortization of organization and development costs (2)	150,437	122,704	89,019
Amortization of goodwill (2)	14,052	14,052	14,052
Provision for losses on other receivables and other allowances (3)	185,714	42,731	50,624
Other	2,186,274	1,337,188	910,804

Total non-interest expense	11,157,135	8,102,746	5,807,757

Income before income tax expense	7,529,435	5,465,209	3,794,646
Income tax expense	2,485,663	1,962,186	1,332,909

Income from continuing operations	5,043,772	3,503,023	2,461,737

Net income	5,043,772	3,503,023	2,461,737

Net income attributable to the noncontrolling interest	35,359	23,492	18,173

Net income attributable to the controlling interest	5,008,413	3,479,531	2,443,564

Earnings per common share attributable to controlling interest – stated in pesos (4)	8.57	5.95	4.18

(1)	Mainly includes allowances for loan losses and allowances for Receivables from financial leases, net of those related to Recovered loans.
(2)	See Notes 27 and 35.5.
(3)	Mainly includes provisions for losses, an other receivables and expenses related to contingent liabilities for probable claims, lawsuit and other proceedings, including those related to labor.
(4)	Earnings per common share was computed by dividing net income by the weighted average number of outstanding common shares.

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2015, and 2014, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2015	2014
ASSETS

Cash and due from banks	17,304,712	14,036,728
Interest-bearing deposits in other banks	1,271,350	954,817
Federal Funds sold and securities purchased under resale agreements of similar arrangements	5,207	163,755
Trading account assets	6,211,975	4,106,719
Investment securities available for sale	10,148,716	6,714,356
Loans	64,359,734	45,368,057
Allowance for loan losses	(1,501,316)	(1,190,503)
Premises and equipment	2,584,715	1,733,364
Due from customers on acceptances	1,364,407	365,420
Other assets (1)	3,737,931	2,485,987

Total assets	105,487,431	74,738,700

BANCO MACRO SA AND SUBSIDIARIES

	2015	2014
LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	55,877,265	37,634,505
Non interest-bearing deposits	19,828,730	16,646,159
Federal Funds purchased and securities sold under repurchase agreements	4,027	140
Other short-term borrowings	5,148,402	3,954,219
Long-term borrowings	1,504,230	1,044,450
Contingent liabilities	259,493	171,923
Other liabilities	3,538,872	2,049,749
Bank acceptances outstanding	1,364,407	365,420
Subordinated corporate bonds	1,957,618	1,287,317

Total liabilities	89,483,044	63,153,882

Common stocks	584,563	584,563
Retained appropriated earnings	9,754,020	6,918,312
Retained unappropriated earnings	5,133,489	3,584,932
Other shareholders’ equity	404,010	404,010
Noncontrolling interests	128,305	93,001

Total shareholders’ equity	16,004,387	11,584,818

Total liabilities and shareholders’ equity	105,487,431	74,738,700

(1)	As of December 31, 2015 and 2014, includes long-term investment for an amount of 10,909 and 11,231, respectively.

32.	OPERATIONS BY GEOGRAPHICAL LOCATION

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2015	2014	2013

Total revenues	26,633,657	19,689,640	13,433,069
Argentina	26,378,784	19,573,045	13,353,720
Bahamas	254,873	116,595	79,349

Net income	5,008,421	3,479,531	2,443,564
Argentina	4,789,093	3,382,597	2,383,265
Bahamas	219,328	96,934	60,299

Total assets	104,951,959	74,995,634	59,295,034
Argentina	102,093,543	73,269,854	57,625,024
Bahamas	2,858,416	1,725,780	1,670,010

33.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

BANCO MACRO SA AND SUBSIDIARIES

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

The following table shows, the notional value of options, swaps and outstanding forward contracts recorded in memorandum accounts as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014

Forward sales of foreign exchange without delivery of underlying asset (a)	3,298,973	2,569,298
Forward purchases of foreign exchange without delivery of underlying asset (a)	3,253,734	2,432,466
Call options sold (b)	138,521	114,479
Put options taken (c)	11,821	8,759

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to a call option sold to a Bank’s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basic points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these consolidated financial statements, the holder has not exercised the option.

BANCO MACRO SA AND SUBSIDIARIES

(c)	It is related to a put option taken with a Bank’s customer of a property received by the Bank as payment of loans granted by it for an amount of USD 908,975 and USD 1,024,250, respectively, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included. As of the date of the issuance of these consolidated financial statements, the Bank has not exercised the option.

Net income (loss) resulting from these transactions and repo and reverse repo, for the fiscal years ended December 31, 2015, 2014 and 2013, amount to income (loss) and are included in the “Financial Income - Other”:

Transactions	2015	2014	2013
Premiums on reverse repurchase agreements	128,562	126,469	143,459
Premiums on repurchase agreements	8,137	9,249	16,666
Interest rate swaps	—	2,491	450
Forwards of foreign currency	48,901	143,459	100,442

Total	185,600	281,668	261,017

33.2.	Credit-related financial instruments

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

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2015	2014
Other covered by debtors classification standards	1,227,180	219,559
Other guarantees provided covered by debtors classification standards	163,905	112,092
Other guarantees provided not covered by debtors classification standards	137,227	145,861
Other not covered by debtors classification standards	12,668	11,030

(*)	Most of this amount as of December 31, 2015 and 2014, have a remaining maturity of less than one year.

BANCO MACRO SA AND SUBSIDIARIES

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2015	2014

Checks drawn on the Bank pending clearing	1,429,098	1,063,717
Checks drawn on other Banks	613,495	638,058

33.3	Trust activities

See Note 14.

34.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

BANCO MACRO SA AND SUBSIDIARIES

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

In 2015 the Bank adopted the following Accounting Standards Update (ASU):

•	2014-04 – Receivables - Trouble Debt Restructurings by Creditors (Subtopic 310-40), Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclose. The amendments of this ASU clarify when an in substance repossession or foreclosure occurs, the loan should be derecognized and the real estate property recognized. There was no significant effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2014-11 – Transfers and Servicing (Topic 860), Repurchase-to-Maturity Transaction, Repurchase Financings, and Disclosures. The amendments in this Update require two accounting changes. First, the amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangement, the amendments require separate accounting for transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. There was no significant effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2015-10 - Technical Correction and Improvements. Effective upon issuance (June 12, 2015) for amendments that do not have transition guidance. There was no significant effect on the accompanying consolidated financial statements for the adoption of this statement.

35.1.	Income taxes

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

There were no unrecognized tax benefits as of December 31, 2015, 2014 and 2013.

The Bank and its subsidiaries located in Argentina, file income tax returns in such country. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2010 through 2015 (in addition see Note 17).

BANCO MACRO SA AND SUBSIDIARIES

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 35.7.a) and b)) are summarized as follows:

	As of December 31,
Description	2015	2014

Deferred tax assets:
Loans (mainly allowances for loan losses)	360,724	363,451
Vacation accrual	93,937	71,021
Allowance for loss contingencies	86,931	85,514
Governments and private securities	—	63,857
Net operating loss carry forwards	34	65

Total deferred tax assets	541,626	583,908

Deferred tax liabilities:
Intangible assets	(173,053)	(136,342)
Property, equipment and other assets	(36,992)	(1,913)
Foreign exchange difference	(31,922)	(29,351)
Government and private securities	(28,415)	—
Other	(26,131)	(1,576)

Total deferred tax liabilities	(296,513)	(169,182)

Deferred tax asset	245,113	414,726

Allowance for deferred tax assets	(62,352)	(58,859)

Net deferred tax assets under US GAAP	182,761	355,867

As of December 31, 2015, the consolidated net operating loss carry forwards of 98 are as follows:

Expiration year	Amount

2016	68
2017	30

98

The change in the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2015	2014	2013

Net deferred tax assets at the beginning of the year	355,867	229,571	168,125
Net amount recorded in comprehensive income	(70,925)	(31,375)	(5,327)
Net deferred tax income for the year	(102,181)	157,671	66,773

Net deferred tax assets at the end of the year	182,761	355,867	229,571

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2015	2014	2013

Income tax in accordance with Central Bank regulations	2,485,663	1,962,186	1,332,909

Net deferred tax income	102,181	(157,671)	(66,773)

Total income tax expense in accordance with US GAAP	2,587,844	1,804,515	1,266,136

BANCO MACRO SA AND SUBSIDIARIES

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2015	2014	2013

Pre-tax income in accordance with US GAAP	7,534,988	5,377,448	3,745,816
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	2,637,246	1,882,107	1,311,036

Permanent differences at the statutory rate:
- Variation of allowances	3,493	(9,694)	(8,945)
- Income not subject to income tax	(119,769)	(109,962)	(66,168)
- Other	66,874	42,064	30,213

Income tax in accordance with US GAAP	2,587,844	1,804,515	1,266,136

In Note 35.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, the Bank’s assets would increase by 190,243, 366,107 and 242,591 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by 104,939 for the year ended December 31, 2015 and would increase by 154,891 and 63,993 for the years ended December 31, 2014 and 2013, respectively.

Besides the adjustment abovementioned, the Bank’s assets related to income tax acquired in business combination transactions, would decrease by 7,482, 10,240 and 13,020 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would increase by 2,758, 2,780, and 2,780 for the years ended December 31, 2015, 2014 and 2013, respectively. Such adjustments are included in Note 35.7 a) and b).

35.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal government sector

As of December 2015, 2014 and 2013, the Bank has guaranteed loans acquired mainly through business combinations (maturing around 2017) which were valued according to Central Bank Communiqués “A” 4898 and 5180, amounting to 465,193, 407,677 and 311,757, respectively (see Note 4.5.c)).

Under US GAAP, the difference between the cost of each acquired purchased credit impaired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate the cash flows expected to be collected over the life of the loan.

The effects of the adjustments required to state such amounts in accordance with US GAAP would decrease assets by 148,237, 200,250 and 158,214 as of December 31, 2015, 2014 and 2013, respectively.

On the other hand, income would increase by 52,013 for the year ended December 31, 2015 and would decrease by 42,036 and 11,369 for the years ended December 31, 2014 and 2013, respectively.

Taking into account the terms of loans to the non-financial federal government sector acquired with deteriorated credit quality and considering that, historically, the government has not prepaid them, the Bank does not expect prepayments to occur and, therefore, has concluded that such prepayments need not be considered in the determination of cash flows expected to be collected.

BANCO MACRO SA AND SUBSIDIARIES

The following table presents the outstanding balance of loans to the non-financial federal government sector acquired with deteriorated credit quality and related carrying amount under US GAAP at the beginning and end of each year:

	Outstanding balance (*) Year ended December 31,		Carrying amount Year ended December 31,
	2015	2014	2015	2014
Beginning of the year	407,677	343,583	207,427	147,868
End of year	465,193	407,677	316,956	207,427

(*)	It includes the undiscounted sum of all amounts, including principal, interest, fees and CER adjustments under the loans owed at the reporting date.

The following table reconciles the amounts of accretable yield of loans to the non-financial federal government sector acquired with deteriorated credit quality at the beginning and end of each year:

	Year ended December 31,
	2015	2014	2013
Accretable yield at the beginning	124,596	70,306	38,506
Accretion	(135,005)	(80,875)	(47,236)
Disposals	(313)	—	(610)
Reclassification from nonaccretable yield	286,169	135,165	79,646
Accretable yield at the end	275,447	124,596	70,306

During 2015, 2014 and 2013, the Bank has not acquired loans or debt securities with deteriorated credit quality. In addition, the Bank applies the income recognition model required by FASB ASC 310-30.

In addition, the following table presents the activity in the allowances required in connection with loans to the non-financial federal government sector acquired with deteriorated credit quality:

	Year ended December 31,
	2015	2014	2013
Beginning balance	—	—	4,294
Provision for loan losses	—	—	—
Recoveries	—	—	(4,294)

Ending balance	—	—	—

b)	Government and private securities

b.1)	Available for sale securities

Under US GAAP, securities for which the Bank’s management has the intention and the ability to hold them for an indefinite period of time, but not necessarily to maturity, are classified as “available for sale securities”. They are carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities”.

b.2)	Trading securities

Under US GAAP, securities maintained for intermediation are classified as “trading securities” because they are bought mainly with the intent to buy and sell in the short term as part of the Bank’s trading or intermediation activities. They are carried at fair value considering their active market, with changes in fair value recorded in the consolidated statement of income.

Under Central Bank rules, Government and private securities were valued as explained in Note 4.5.b). The effects of the adjustments required to state these securities in accordance with US GAAP would decrease assets by 26,196, 21,263 and 1,139 as of December 31, 2015, 2014 and 2013, respectively.

BANCO MACRO SA AND SUBSIDIARIES

On the other hand, net income, excluding OCI effects, would decrease by 29,277 for the year ended December 31, 2015 and would increase by 3 and 38,162 for the years ended December 31, 2014 and 2013, respectively.

c)	Instruments issued by Central Bank of Argentina

As of December 31, 2015, 2014 and 2013, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.3 and b.4).

Under US GAAP, considering what is mentioned in Note 35.2.b.1), these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 4,064, 2,374 and 41 as of December 31, 2015, 2014 and 2013, respectively.

On the other hand, net income, excluding OCI effects, would increase by 12,252, 7,242 and 105 for the years ended December 31, 2015, 2014 and 2013, respectively.

d)	Securities in financial trust and others

As of December 31, 2015, 2014 and 2013, the Bank had securities in financial trust and others. Under Central Bank rules, these securities were valued at the cost value increased by their internal rate of return, as mentioned in Note 4.5.g.3) and 4.5.g.4).

Under US GAAP, considering what is mentioned in Note 35.2.b.1), these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 35,775, 30,884 and 14,268 as of December 31, 2015, 2014 and 2013, respectively.

On the other hand, net income, excluding OCI effects, would increase by 16,527 for the year ended December 31, 2015 and would decrease by 10,418 and 5,148 for the years ended December 31, 2014 and 2013, respectively.

BANCO MACRO SA AND SUBSIDIARIES

The following table presents the carrying amount under Central Bank rules and fair value of public and private securities:

	As for December 31,
	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Trading
Government securities	4,927,816	4,921,775	3,241,222	3,241,222
Private securities	1,301,840	1,301,840	865,497	865,497

Total trading securities	6,229,656	6,223,615	4,106,719	4,106,719

Available for sale
Government securities	1,031,766	1,011,611	446,757	425,494
Instruments issued by Central Bank of Argentina	8,302,992	8,307,056	5,671,342	5,673,716
Securities in financial trust and other	796,277	832,052	596,257	627,141

Total available for sale securities	10,131,035	10,150,719	6,714,356	6,726,351

Total	16,360,691	16,374,334	10,821,075	10,833,070

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and the fair value of securities classified as available for sale (see Note 31) mentioned in items b.1), c) and d) as of December 31, 2015 and 2014, are as follows:

	As of December 31, 2015
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	1,031,766	1,013,008	(1,397)	1,011,611
- Instruments issued by Central Bank of Argentina	8,302,992	8,322,630	(15,574)	8,307,056
-Securities in financial trust and other	796,277	817,937	14,115	832,052

Total	10,131,035	10,153,575	(2,856)	10,150,719

	As of December 31, 2014
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	446,757	451,235	(25,741)	425,494
- Instruments issued by Central Bank of Argentina	5,671,342	5,678,728	(5,012)	5,673,716
-Securities in financial trust and other	596,257	601,390	25,751	627,141

Total	6,714,356	6,731,353	(5,002)	6,726,351

BANCO MACRO SA AND SUBSIDIARIES

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Proceeds from sales As of December 31,
Available for sale securities	2015 (*)	2014 (*)	2013 (*)

- Government securities	302,169	725,206	230,888
- Instruments issued by Central Bank of Argentina	15,549,001	9,076,881	2,569,222
-Securities in financial trust and other	1,117,304	154,123	231,889

	16,968,474	9,956,210	3,031,999

(*)	As of December 31, 2015, 2014 and 2013, realized gains as a result of those sales amounted to 651,133, 678,827 and 67,546, respectively.

The amount of the unrealized gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 35.20) is as follows:

Securities	2014	Increase	Decrease	2015

- Government securities	(25,741)	39,877	(15,533)	(1,397)
- Instruments issued by Central Bank of Argentina	(5,012)	16,987	(27,549)	(15,574)
-Securities in financial trust and other	25,751	29,844	(41,480)	14,115

Total	(5,002)	86,708	(84,562)	(2,856)

Securities	2013	Increase	Decrease	2014

- Government securities	(5,614)	8,590	(28,717)	(25,741)
- Instruments issued by Central Bank of Argentina	(103)	5,874	(10,783)	(5,012)
-Securities in financial trust and other	(1,283)	44,681	(17,647)	25,751

Total	(7,000)	59,145	(57,147)	(5,002)

Securities	2012	Increase	Decrease	2013

- Government securities	40,300	970	(46,884)	(5,614)
- Instruments issued by Central Bank of Argentina	23	—	(126)	(103)
-Securities in financial trust and other	6,992	15,064	(23,339)	(1,283)

Total	47,315	16,034	(70,349)	(7,000)

The maturities of available for sale securities as of December 31, 2015 are as follows:

	For the year ended December 31, 2015
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	After 10 years	Total

- Government securities	711,337	300,274	—	—	1,011,611
- Instruments issued by Central Bank of Argentina	8,307,056	—	—	—	8,307,056
-Securities in financial trust and other	194,918	615,867	—	21,267	832,052

Total	9,213,311	916,141	—	21,267	10,150,719

BANCO MACRO SA AND SUBSIDIARIES

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2015, 2014 and 2013 are as follows:

	Gains/(loss) as of December 31,
Trading Securities	2015	2014	2013

Government securities	753,163	6,087	21,729
Private securities	233,404	(209,100)	4,056

	986,567	(203,013)	25,785

The following table, presents the gross unrealized losses and fair value of securities classified as available for sale by length of time for each category of securities that have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

December 31, 2015

Government securities	(13,896)	575,135	(1,060)	35,144	(14,956)	610,279
Instruments issued by Central Bank of Argentina	(21,778)	4,398,035	—	—	(21,778)	4,398,035
Securities in financial trust and other	(3,433)	189,823	(461)	18,488	(3,894)	208,311

Total	(39,107)	5,162,993	(1,521)	53,632	(40,628)	5,216,625

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

December 31, 2014

Government securities	(18,653)	244,618	(14,411)	114,741	(33,064)	359,359
Instruments issued by Central Bank of Argentina	(10,783)	3,442,946	—	—	(10,783)	3,442,946
Securities in financial trust and other	(6,922)	56,409	(2,900)	40,388	(9,822)	96,797

Total	(36,358)	3,743,973	(17,311)	155,129	(53,669)	3,899,102

For purposes of determining whether the decline in fair value for these categories of securities qualifies as “other than temporary impairment,” the Bank has considered the following factors:

•	The decline in fair value is not believed to be attributable to credit quality. It solely derives from adverse interest rate fluctuations of observable inputs of similar instruments according to their fair value hierarchy.

•	Future principal payments are expected to be sufficient to recover the current amortized cost of these investments.

•	The Bank has the intention to hold these securities at least until their fair value recover to a level that exceeds their amortized cost.

•	The extent to which the fair value has been less than the amortized cost is not relevant for these categories of securities.

The Bank has concluded that the decline in fair value for these securities does not qualify as “other than temporary impairment.”

BANCO MACRO SA AND SUBSIDIARIES

The Bank notes that the specific identification method was used in order to determine the cost of securities sold.

35.3.	Loan origination fees

The Bank recognizes fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, when collected and charges direct origination costs when incurred. Pursuant to Central Bank Communiqué “A” 5460, the Central Bank has established certain regulatory limits on fees applicable to consumer financing, mainly personal and pledge loans.

In accordance with US GAAP under FASB ASC 310-20 “Nonrefundable Fees and Other Costs”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 38,045, 91,290 and 111,845 as of December 31, 2015, 2014 and 2013, respectively. Income would increase by 53,245 and 20,555 for the years ended December 31, 2015 and 2014, respectively, and would decrease by 6,461 for the year ended December 31, 2013.

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

In the case of the consumer portfolio, the charge-off takes place when the loan is approximately 270 days past due. For the commercial portfolio, the situation depends on the individual evaluation of the credit risk. All charged-off loans are registered in off balance sheet accounts while the Bank continues its collection efforts.

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

BANCO MACRO SA AND SUBSIDIARIES

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

BANCO MACRO SA AND SUBSIDIARIES

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

For the foreclosed assets maintained by the Bank, see Note 35.15.

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

Had US GAAP been applied, the Bank’s assets would decrease by 33,876, 25,664 and 16,965 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by 8,212, 8,699 and 3,517 for the years ended December 31, 2015, 2014 and 2013, respectively.

BANCO MACRO SA AND SUBSIDIARIES

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

The following table discloses the amounts under US GAAP of specific loans considered impaired in accordance with FASB ASC 310 as of December 31, 2015 and 2014:

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2015
With no related allowance recorded
Commercial
Mortgage and pledge loans	8,381	8,190	—	9,245	1,242
Other loans	625	623	—	625	2
Consumer
Documents	2,155	2,090	—	1,999	672
Mortgage and pledge loans	1,353	1,308	—	1,364	143
Personal loans	85,526	83,308	—	83,250	29,216
Other loans	8,219	7,989	—	7,985	1,673

Total	106,259	103,508	—	104,468	32,948

With an allowance recorded
Commercial
Overdrafts	15,404	15,404	9,211	11,063	—
Documents	56,000	51,326	15,758	56,730	—
Mortgage and pledge loans	136,120	123,680	66,931	135,298	11,514
Credit card	6,469	6,469	3,254	6,468	—
Other loans	182,243	180,467	101,479	153,622	15,824
Consumer
Documents	3,666	3,581	1,282	3,691	797
Mortgage and pledge loans	10,679	9,998	3,733	10,936	1,379
Personal loans	96,016	94,304	23,444	96,059	23,414
Other loans	13,228	12,899	4,210	13,206	2,059

Total	519,825	498,128	229,302	487,073	54,987

Total Commercial	405,242	386,159	196,633	373,051	28,582
Total Consumer	220,842	215,477	32,669	218,490	59,353

BANCO MACRO SA AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2014
With no related allowance recorded
Commercial
Other loans	15	15	—	15	—

Consumer
Documents	1,963	1,898	—	1,976	700
Mortgage and pledge loans	2,820	2,652	—	2,750	305
Personal loans	89,626	87,333	—	86,970	27,310
Other loans	5,351	5,196	—	5,083	1,248

Total	99,775	97,094	—	96,794	29,563

With an allowance recorded
Commercial
Overdrafts	19,033	18,994	16,652	20,587	—
Documents	28,662	26,947	17,795	28,520	24
Mortgage and pledge loans	124,819	114,634	53,690	128,306	13,900
Credit card	1,273	1,273	1,113	1,273	—
Other loans	152,260	147,666	86,636	154,292	7,480

Consumer
Documents	3,954	3,897	1,182	3,724	414
Mortgage and pledge loans	7,795	7,358	1,950	7,410	1,091
Personal loans	72,348	71,259	21,787	70,484	11,835
Other loans	11,529	11,254	3,307	11,376	1,414

Total	421,673	403,282	204,112	425,972	36,158

Total Commercial	326,062	309,529	175,886	332,993	21,404
Total Consumer	195,386	190,847	28,226	189,773	44,317

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

BANCO MACRO SA AND SUBSIDIARIES

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

Had US GAAP been applied, the Bank’s assets would decrease by 17,124 as of December 31, 2015 and would increase by 3,772 and 2,839 as of December 31, 2014 and 2013, respectively. In addition, income would decrease by 20,896 and 980 for the years ended December 31, 2015 and 2013, respectively, and would increase by 933 for the year ended December 31, 2014.

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

Loans considered TDR during 2015, 2014 and 2013 were as follows:

	2015
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	3	6,937	7,680	7,680	—
Others	1	25,770	31,125	31,125	—

Consumer
Documents	158	4,202	4,779	4,379	400
Mortgage and pledge	20	6,192	5,694	4,269	1,425
Personal loans	4,406	92,856	103,589	85,007	18,582
Others loans	300	12,791	14,244	12,686	1,558

Total	4,888	148,748	167,111	145,146	21,965

BANCO MACRO SA AND SUBSIDIARIES

	2014
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	2	1,123	1,422	1,422	—

Consumer
Documents	185	4,882	5,289	4,411	878
Mortgage and pledge	19	5,219	5,093	3,703	1,390
Personal loans	5,177	91,709	100,517	70,040	30,477
Others loans	328	11,082	12,290	10,189	2,101

Total	5,711	114,015	124,611	89,765	34,846

	2013
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans

Commercial
Mortgage and pledge	4	13,988	17,813	17,813	—
Others	1	3,035	3,087	3,087	—

Consumer
Documents	158	3,460	3,620	2,948	672
Mortgage and pledge	18	2,215	2,325	2,222	103
Personal loans	4,637	64,582	72,218	48,390	23,828
Others loans	310	10,472	11,074	8,442	2,632

Total	5,128	97,752	110,137	82,902	27,235

We consider that a TDR has subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more. Loans considered TDR that have defaulted during the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015
	Number of contracts	Recorded investment

Commercial
Mortgage and pledge	1	1,164

Consumer
Documents	13	252
Mortgage and pledge	2	1,663
Personal loans	177	2,703
Others loans	17	317

Total	210	6,099

BANCO MACRO SA AND SUBSIDIARIES

	2014
	Number of contracts	Recorded investment

Consumer
Documents	3	42
Mortgage and pledge	1	136
Personal loans	167	2,002
Others loans	18	840

Total	189	3,020

	2013
	Number of contracts	Recorded investment

Commercial
Others	1	397

Consumer
Documents	11	123
Mortgage and pledge	4	390
Personal loans	217	2,638
Others loans	24	328

Total	257	3,876

c.2)	Allowances - Roll forward

Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2015 and 2014 respectively, is as follows:

	Commercial	Consumer	Total
2015
Beginning balance	371,868	862,605	1,234,473
Provision for possible loan losses	198,344	891,115	1,089,459
Charge-off	(116,635)	(618,740)	(735,375)
Recoveries	(10,411)	(1,581)	(11,992)

Ending balance	443,166	1,133,399	1,576,565

Period end allocated to:
Allowances individually evaluated for impairment	196,633	32,669	229,302
Allowances collectively evaluated for impairment	246,533	1,100,730	1,347,263

Ending balance	530,083	1,133,399	1,576,565

	Commercial	Consumer	Total

2014
Beginning balance	240,033	798,883	1,038,916
Provision for possible loan losses	222,743	552,342	775,085
Charge-off	(76,045)	(488,076)	(564,121)
Recoveries	(14,863)	(544)	(15,407)

Ending balance	371,868	862,605	1,234,473

Period end allocated to:
Allowances individually evaluated for impairment	175,886	28,226	204,112
Allowances collectively evaluated for impairment	195,982	834,379	1,030,361

Ending balance	371,868	862,605	1,234,473

BANCO MACRO SA AND SUBSIDIARIES

Impaired loans individually evaluated for impairment for commercial portfolio amounts to 405,242 and 326,062 for the years ended December 31, 2015 and 2014. In addition, non impaired loans collectively evaluated for impairment for commercial portfolio amounts to 20,477,049 and 14,928,723, for the years ended December 31, 2015 and 2014.

Loans individually evaluated for impairment for consumer portfolio amounts to 220,842 and 195,386 for the years ended December 31, 2015 and 2014. In addition, loans collectively evaluated for impairment for consumer portfolio amounts to 43,218,996 and 29,828,062 for the years ended December 31, 2015 and 2014.

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

Under US GAAP the accrual of interest is typically discontinued when Management has serious doubts about further collectability of principal or interest, usually after 90 days, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses.

Had US GAAP been applied, the Bank’s assets would decrease by 24,249, 22,078 and 12,991 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by 2,171, 9,087 and 6,181 for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table represents the amounts of non-accruals, segregated by class of loans, including the amount of TDR loans, as of December 31, 2015 and 2014, respectively:

	2015		2014
	Non- accruing loans	Non- accruing TDR loans	Non- accruing loans	Non- accruing TDR loans
Commercial
Overdrafts	15,401	—	19,957	—
Documents	56,000	—	25,803	—
Mortgage and pledge loans	118,411	10,747	118,677	10,549
Credit card	6,430	—	1,273	—
Other loans	154,136	31,536	147,347	8,064

Consumer
Overdrafts	18,288	—	26,431	—
Documents	7,942	2,292	7,482	2,482
Mortgage and pledge loans	30,147	7,447	25,302	4,992
Personal loans	342,973	50,918	335,887	50,496
Credit Card	69,533	—	69,318	—
Other loans	25,421	9,622	25,422	8,796

Total	844,682	112,562	802,899	85,379

BANCO MACRO SA AND SUBSIDIARIES

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2015 and 2014 were as follows:

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2015
Commercial
Overdrafts	49,816	14,459	34,748	99,023	4,114,024	4,213,047
Documents	29,575	58,029	52,935	140,539	4,563,976	4,704,515
Mortgage and pledge loans	88,551	21,326	130,731	240,608	3,325,071	3,565,679
Credit card	201	6,633	6,430	13,264	643,800	657,064
Other loans	146,413	103,655	96,913	346,981	7,395,005	7,741,986

Consumer
Overdrafts	14,959	4,757	17,916	37,632	587,320	624,952
Documents	1,532	1,393	5,935	8,860	1,702,048	1,710,908
Mortgage and pledge loans	10,559	4,242	19,236	34,037	2,171,002	2,205,039
Personal loans	56,370	30,494	74,479	161,343	13,974,811	14,136,154
Credit card	127,021	79,529	191,412	397,962	23,297,454	23,695,416
Other loans	11,070	4,508	13,950	29,528	1,037,841	1,067,369

Total	536,067	329,025	644,685	1,509,777	62,812,352	64,322,129

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2014
Commercial
Overdrafts	32,858	1,714	21,561	56,133	2,898,090	2,954,223
Documents	1,235	17,260	92,824	111,319	3,082,169	3,193,488
Mortgage and pledge loans	86,925	13,467	104,502	204,894	2,214,535	2,419,429
Credit card	—	8	1,838	1,846	327,159	329,005
Other loans	144,669	9,128	88,865	242,662	6,115,978	6,358,640

Consumer
Overdrafts	15,505	3,660	24,929	44,094	514,675	558,769
Documents	1,335	870	7,706	9,911	1,355,907	1,365,818
Mortgage and pledge loans	12,009	3,530	14,185	29,724	1,939,725	1,969,449
Personal loans	51,674	26,332	81,110	159,116	8,693,221	8,852,337
Credit card	110,986	63,697	182,651	357,334	16,029,239	16,386,573
Other loans	12,204	8,668	16,359	37,231	853,271	890,502

Total	469,400	148,334	636,530	1,254,264	44,023,969	45,278,233

BANCO MACRO SA AND SUBSIDIARIES

The following table shows the loans balances categorized by credit quality indicators for the years ended December 31, 2015 and 2014:

	2015
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	4,194,065	3,578	5	12,378	3,021	—
Documents	4,648,515	—	—	56,000	—	—
Mortgage and pledge	3,431,338	—	5,946	86,332	42,063	—
Credit Card	650,448	147	—	6,430	39	—
Others loans	7,535,249	27,649	34,999	86,980	57,109	—

Consumer
Overdraft	597,082	8,281	6,792	8,942	3,759	96
Documents	1,693,316	7,686	1,217	7,243	1,446	—
Mortgage and pledge	2,160,291	14,593	9,141	9,985	11,029	—
Personal loans	13,883,168	118,320	57,516	61,005	15,941	204
Credit Card	23,033,222	283,568	188,611	147,265	42,589	161
Others	1,024,834	14,300	8,521	12,316	7,398	—

Total	62,851,528	478,122	312,748	494,876	184,394	461

	2014
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable	Irrecoverable according to Central Bank rules
Commercial
Overdraft	2,924,483	10,707	—	19,033	—	—
Documents	3,157,716	7,110	—	28,662	—	—
Mortgage and pledge	2,260,564	39,301	33,503	86,061	—	—
Credit Card	327,713	19	—	1,273	—	—
Others loans	6,197,000	9,415	52,581	99,644	—	—

Consumer
Overdraft	524,132	8,208	7,295	12,783	6,266	85
Documents	1,347,405	5,343	3,510	6,823	2,737	—
Mortgage and pledge	1,932,822	13,986	5,413	9,597	7,631	—
Personal loans	15,827,534	215,043	160,474	124,908	58,561	53
Credit Card	8,638,593	88,367	53,614	50,003	21,693	67
Others loans	844,063	20,991	9,239	11,519	4,690	—

Total	43,982,025	418,490	325,629	450,306	101,578	205

e)	Off balance sheet credit exposures

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

BANCO MACRO SA AND SUBSIDIARIES

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

35.5.	Intangible assets

a)	Software costs

Under Central Bank Rules, the Bank capitalized software costs relating to preliminary, application development and post–implementation stages of software development. Central Bank rules permit the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal - Use Software”.

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 7,698, 9,136 and 12,175 as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by 1,438, 3,039 and 5,369 for the years ended December 31, 2015, 2014 and 2013, respectively.

b)	Organizational costs

Under Central Bank Rules, the Bank capitalized inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 “Start Up Costs” also effected in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 4,898 and 2,586 as of December 31, 2014 and 2013, respectively. In addition income would increase by 4,898 for the year ended December 31, 2015, and would decrease by 2,312 and 905 for the years ended December 31, 2014 and 2013, respectively.

35.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had US GAAP been applied, the Bank’s liabilities would increase by 268,392, 202,917 and 152,275 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would decrease by 65,475, 50,642 and 899 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

BANCO MACRO SA AND SUBSIDIARIES

a)	Acquisition of controlling interest in Banco del Tucumán SA.

On May 5, 2006, the Bank acquired 75% of the capital stock of Banco del Tucumán SA at a cash purchase price of 45,961. Subsequently, in 2006 and 2007 the Bank acquired the 4.84% and 10.09% additional interest of Banco del Tucumán SA for cash payments of 2,907 and 9,709, respectively.

Under Central Bank rules, business combinations and step acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years.

Under US GAAP, FASB ASC 805 “Business Combination” required the acquisition of the controlling interest of Banco del Tucumán SA to be accounted for as a business combination applying the purchase method. The additional interest acquired was accounted for as a step acquisition applying the purchase method.

For US GAAP purposes, Banco Macro SA has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 4,469, 6,518 and 8,515 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would increase by 2,049, 1,997 and 1,995 for the years ended December 31, 2015, 2014 and 2013, respectively.

b)	Acquisition and merger of Banco Privado de Inversiones SA.

On September 20, 2010, the Bank acquired 100% of the common shares of Banco Privado de Inversiones SA at a cash purchase price of USD 23.3 million.

Under Central Bank Rules, business combinations is accounted for by the carryover book value of the acquired company and goodwill is recognized based on the difference of the book value of the net assets acquired and the purchase price (including contingent consideration). Under US GAAP FASB ASC 805 requires the acquisition of controlling interest of Banco Privado de Inversiones SA to be accounted for as a business combination applying the purchase method. Consequently, the Bank has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net asset over the cost was resulted in a gain.

Had US GAAP been applied, the effects on the Bank’s net assets, to account under US GAAP have resulted in a decrease by 11,398, 11,767 and 12,604 as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by 369 and 837 for the years ended December 31, 2015 and 2014, respectively, and would decrease by 4,298 for the year ended December 31, 2013.

Additionally on December 23, 2013, the Board of Directors of the Central Bank authorized Banco Privado de Inversiones SA to merge with and into Banco Macro SA and on January 23, 2014, the CNV gave its approval.

In consequence, on December 27, 2013, Banco Macro SA carried out the legal merger of Banco Privado de Inversiones SA. with and into the former.

As a result, Banco Macro SA issued 77,860 registered Class B shares to be delivered to the non controlling interest of former Banco Privado de Inversiones SA. That non controlling interest belonged to subsidiaries of Banco Macro SA. Therefore, it was a transaction between entities under common control.

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

BANCO MACRO SA AND SUBSIDIARIES

c)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 13,470, 19,461 and 26,539 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would increase by 5,991, 7,078 and 19,898 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Pursuant to Central Bank rules, the Bank’s derivatives are recorded as described in Notes 4.5.g) and 4.5.k). See Note 33.1.

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

BANCO MACRO SA AND SUBSIDIARIES

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2015		2014
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet location (1)	Fair value	Balance sheet location (1)	Fair value

Assets derivatives

Foreign exchange contracts	Other receivables from financial intermediation	—	Other receivables from financial intermediation	136,613

Total assets derivatives				136,613

Liability derivatives

Foreign exchange contracts	Other liabilities from financial intermediation	526,629	Other liabilities from financial intermediation	—

Total liability derivatives		526,629		—

		As of December 31,
		2015	2014	2013
Derivatives not designated as hedging instruments under FASB ASC 815	Location of gain or (loss) recognized in income on derivatives (1)	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives

Interest rate contracts	Financial income- Other / (Financial expense-Other)	—	2,491	450

Foreign exchange contracts	Financial income- Other	48,901	143,459	100,442

Total		48,901	145,950	100,892

(1)	According to Central Bank rules.

Had US GAAP been applied, the Bank’s liabilities would decrease by 35,494 as of December 31, 2015 and the Bank’s assets would increase by 1,717 as of December 31, 2013. In addition income would increase by 35,494 and 2,194 for the years ended December 31, 2015 and 2013 respectively, and would decrease by 1,717 for the year ended December 31, 2014.

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

Had US GAAP been applied, the Bank’s net income would decrease by 200,498, 87,646 and 69,536 for the years ended December 31, 2015, 2014 and 2013, respectively, and these resulting differences recognized as other comprehensive income.

BANCO MACRO SA AND SUBSIDIARIES

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

The following table sets forth the computation of basic EPS:

	2015	2014	2013
Numerator:

Net income attributable to the controlling interest under US GAAP	4,909,845	3,547,509	2,461,159
Denominator:

Common stock outstanding for the fiscal year (1)	584,563,028	584,563,028	584,485,168

Weighted-average common shares outstanding for the year	584,563,028	584,537,430	584,485,168

Basic EPS attributable to controlling interest under US GAAP – stated in pesos	8.40	6.07	4.21

(1)	See Note 10.

On March 29, 2016, the Bank paid 227,708 in cash dividends, related to 2014 earnings. Dividend per share amounted Ps.0.39. On April 26, 2016, the Regular and Special General Shareholder’s Meeting of Banco Macro SA approved, among other issues, the distribution of cash dividends for an amount of up 643,019. In addition see Note 16.

BANCO MACRO SA AND SUBSIDIARIES

35.14.	Corporate Bonds

As mentioned in Note 11., on December 18, 2006, the Bank issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000.

In addition, on January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated Corporate Bonds for a face value of USD 150,000,000.

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

Had US GAAP been applied, the Bank’s assets would increase by 85,893, 38,625 and 5,373 as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by 47,268 and 33,252 for the years ended December 31, 2015 and 2014 respectively, and would decrease by 5,475 for the year ended December 31, 2013.

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

As of December 31, 2015 and 2014 the Bank has foreclosed assets amounted to 113,604 and 115,582, respectively.

Had US GAAP been applied, the Bank’s assets would increase by 15,517, 12,845 and 14,157 as of December 31, 2015, 2014 and 2013, respectively. In addition income would increase by 2,672 and 656 for the years ended December 31, 2015 and 2013, respectively, and would decrease by 1,312 for the year ended December 31, 2014.

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

Had US GAAP been applied, the Bank’s assets would increase by 112,804, 37,763 and 9,415 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would increase by 75,041, 28,348 and 9,415 for the years ended December 31, 2015, 2014 and 2013, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.17	Contingencies

In accordance with Central Bank note dated August 4, 2008 the Bank recognizes the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, related to foreign-currency denominated deposits (amparos).

Additionally, as provided by Central Bank Communiqué “A” 5689, includes provisions for summary judgements and sanctions applied by the Central Bank and other regulators, which are equivalent to the amounts not yet paid.

Under US GAAP, in accordance with FASB ASC 450 “Contingencies”, the Bank should recognize a liability to cover contingent losses in view of their remote probability of occurrence.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase the Bank’s liabilities by 17,790, 43,420 and 69,017 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would increase by 25,630 and 25,597 for the years ended December 31, 2015 and 2014, respectively, and would decrease by 9,049 for the year ended December 31, 2013.

35.18.	Noncontrolling Interest in Subsidiaries

Central Bank rules require to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 128,305, 93,001 and 69,502 as of December 2015, 2014 and 2013, respectively. In addition income would increase by 35,304, 23,499 and 18,147 for the years ended December 31, 2015, 2014 and 2013, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.19.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.	2015	2014	2013
Net income in accordance with Central Bank rules		5,008,421	3,479,531	2,443,564

Income taxes
Deferred taxes, net of allowances	35.1.a)	(104,939)	154,891	63,993
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a)	52,013	(42,036)	(11,369)
Government and private securities	35.2.b)	(29,277)	3	38,162
Instruments issued by Central Bank of Argentina	35.2.c)	12,252	7,242	105
Securities in financial trust and other	35.2.d)	16,527	(10,418)	(5,148)
Loan origination fees	35.3	53,245	20,555	(6,461)
Allowance for loan losses
Credit Card Loans	35.4.b)	(8,212)	(8,699)	(3,517)
Impaired Loans – Non Financial Private Sector and residents abroad	35.4.c)	(20,896)	933	(980)
Interest recognition – non accrual loans	35.4.d)	(2,171)	(9,087)	(6,181)
Intangible assets
Software costs	35.5.a)	1,438	3,039	5,369
Organizational costs	35.5.b)	4,898	(2,312)	(905)
Vacation accrual	35.6	(65,475)	(50,642)	(899)
Business combination
Acquisition of Banco de Tucumán S.A.	35.7.a)	2,049	1,997	1,995
Acquisition and merger of Banco Privado de Inversiones S.A.	35.7.b)	369	837	(4,298)
Other	35.7.c)	5,991	7,078	19,898
Derivative instruments	35.10	35,494	(1,717)	2,194
Foreign currency translation	35.11	(200,498)	(87,646)	(69,536)
Corporate bonds	35.14	47,268	33,252	(5,475)
Foreclosed assets	35.15	2,672	(1,312)	656
Capitalization of interest cost	35.16	75,041	28,348	9,415
Contingencies	35.17	25,630	25,597	(9,049)
Noncontrolling interest in subsidiaries	35.18	35,304	23,499	18,147

Net income in accordance with US GAAP		4,947,144	3,572,933	2,479,680

Less: Net income attributable to the noncontrolling interest		37,299	25,424	18,521

Net income attributable to the controlling interest in accordance with US GAAP		4,909,845	3,547,509	2,461,159

BANCO MACRO SA AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	2015	2014	2013

Net income in accordance with US GAAP	4,947,144	3,572,933	2,479,680

Other comprehensive income, net of tax:	131,719	58,269	9,894

Total comprehensive income, net in accordance with US GAAP	5,078,863	3,631,202	2,489,574

Less: Comprehensive income attributable to noncontrolling interest	37,210	25,431	18,547

Comprehensive income attributable to controlling interest	5,041,653	3,605,771	2,471,027

Total earning per share attributable to controlling interest in accordance with US GAAP – stated in pesos	8.40	6.07	4.21

Weighted average number of shares outstanding (in thousands)	584,563	584,537	584,485

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2015	2014	2013

Shareholders’ equity in accordance with Central Bank rules		15,876,082	11,491,817	8,627,431

Income taxes
Deferred taxes, net of allowances	35.1.a)	190,243	366,107	242,591
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a)	(148,237)	(200,250)	(158,214)
Government and private securities	35.2.b)	(26,196)	(21,263)	(1,139)
Instruments issued by Central Bank of Argentina	35.2.c)	4,064	2,374	41
Securities in financial trust and others	35.2.d)	35,775	30,884	14,268
Loan origination fees	35.3	(38,045)	(91,290)	(111,845)
Allowance for loan losses
Credit Card Loans	35.4.b)	(33,876)	(25,664)	(16,965)
Impaired Loans – Non Financial Private Sector and residents abroad	35.4.c)	(17,124)	3,772	2,839
Interest recognition – non accrual loans	35.4.d)	(24,249)	(22,078)	(12,991)
Intangible assets
Software costs	35.5.a)	(7,698)	(9,136)	(12,175)
Organizational costs	35.5.b)	—	(4,898)	(2,586)
Vacation accrual	35.6	(268,392)	(202,917)	(152,275)
Business combination
Acquisition of Banco de Tucumán S.A.	35.7.a)	(4,469)	(6,518)	(8,515)
Acquisition and merger of Banco Privado de Inversiones S.A.	35.7.b)	(11,398)	(11,767)	(12,604)
Other	35.7.c)	(13,470)	(19,461)	(26,539)
Derivative instruments	35.10	35,494	—	1,717
Corporate bonds	35.14	85,893	38,625	5,373
Foreclosed assets	35.15	15,517	12,845	14,157

BANCO MACRO SA AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2015	2014	2013

Capitalization of interest cost	35.16	112,804	37,763	9,415
Contingencies	35.17	(17,790)	(43,420)	(69,017)
Noncontrolling interests in subsidiaries	35.18	128,305	93,001	69,502

Banco Macro S.A. Shareholders’ equity in accordance with US GAAP (1)		15,873,233	11,418,526	8,402,469

Noncontrolling interests (2)		(132,778)	(95,479)	(70,055)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		15,740,455	11,323,047	8,332,414

(1)	Includes the effects of other comprehensive income.
(2)	Includes the amount mentioned in Note 35.17 and the effect of adjustments mentioned above.

35.20.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2015, 2014 and 2013 – net of related income tax effects:

	Foreign Currency Items (1)	Unrealized Gains/ (losses) on securities (2)	Accumulated Other Comprehensive Income / (Loss) (3)

Balances as of December 31, 2012	36,223	30,754	66,977

Other comprehensive income before reclassification (4)	69,536	16,034	85,570

Amounts reclassified from accumulated other comprehensive income (5)	—	(70,349)	(70,349)

Tax effects	(24,337)	19,010	(5,327)

Balances as of December 31, 2013	81,422	(4,551)	76,871

Other comprehensive income before reclassification (4)	87,646	59,145	146,791

Amounts reclassified from accumulated other comprehensive income (5)	—	(57,147)	(57,147)

Tax effects	(30,675)	(700)	(31,375)

Balances as of December 31, 2014	138,393	(3,253)	135,140

Other comprehensive income before reclassification (4)	200,498	86,708	287,206

Amounts reclassified from accumulated other comprehensive income (5)	—	(84,562)	(84,562)

Tax effects	(70,174)	(751)	(70,925)

Balances as of December 31, 2015	268,717	(1,858)	266,859

BANCO MACRO SA AND SUBSIDIARIES

(1)	See Note 35.11.
(2)	See Note 35.2.
(3)	Includes amounts attributable to the non controlling interest for (89), 7 and 26 for the years ended December 31, 2015, 2014 and 2013, respectively.
(4)	Includes the unrealized gains or losses that had been included in Other Comprehensive Income before they were realized.
(5)	Includes gains or losses that were realized and included in net income of the current period. Under US GAAP, those amounts would be included under “security gain, net” on the consolidated statement of income.

35.21.	Statement of Cash Flows

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

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2015, 2014 and 2013, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (among other, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and exchange agreements (mentioned in Note 35.2.a)) with a book value of 101,987, 814,477 and 251,649, respectively.

The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2015	2014	2013
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	15,865,329	14,112,308	9,957,778
Fees and commissions received	6,114,393	4,652,186	3,400,939
Purchases and sales of trading securities	(609,566)	(3,077,897)	(405,442)
Other sources of cash	395,222	105,944	122,995

Less:
Interest paid	(8,690,640)	(6,507,313)	(3,902,576)
Fees and commissions paid	(1,689,901)	(1,174,403)	(889,886)
Cash paid to suppliers and employees	(6,780,651)	(5,091,123)	(3,748,636)
Increase in intangible assets	(256,297)	(206,865)	(166,195)
(Increase) / Decrease in other receivables from financial intermediation and other assets	(1,106,655)	173,783	(323,630)
Payment of income tax / minimum presumed income tax	(2,330,121)	(1,623,725)	(906,557)
Other	—	(405,499)	(57,327)

Net cash provided by operating activities	911,113	957,396	3,081,463

BANCO MACRO SA AND SUBSIDIARIES

	Year ended December 31,
	2015	2014	2013

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(49,964,053)	(34,007,787)	(5,227,892)
- Proceeds from sales and maturities of investment securities	49,656,926	29,750,123	5,551,102
Increase in loans and leases, net	(19,282,249)	(5,454,747)	(8,462,434)
Proceeds from sales of Bank premises and equipment	5,808	5,178	1,225
Purchases of Bank premises and equipment	(388,022)	(266,359)	(176,185)

Net cash used in investing activities	(19,971,590)	(9,973,592)	(8,314,184)

Cash provided by (used in) financing activities
Increase in deposits, net	20,395,781	10,503,539	7,194,012
Increase in long term borrowings	210,395	184,624	403,153
Decrease in long term borrowings	(392,478)	(657,368)	(489,411)
Increase in other short term liabilities, net	2,270,200	1,460,447	960,681
Cash dividends paid	—	(598,486)	(19)

Net cash provided by financing activities	22,483,898	10,892,756	8,068,416

Increase in cash and cash equivalents	3,423,421	1,876,560	2,835,696
Cash at the beginning of fiscal year (1)	14,475,634	12,599,074	9,763,378

Cash at the end of fiscal year (1)	17,899,055	14,475,634	12,599,074

(1)	Includes interest bearing deposits.

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2015	2014	2013

Net income for the fiscal year	5,008,421	3,479,531	2,443,564

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	338,914	269,799	202,987
Provision for loan losses, net of reversals	1,047,037	683,934	561,067
Net income from government and private securities	(4,904,035)	(4,662,378)	(334,885)
Foreign exchange differences	510,039	1,070,000	500,224
Equity gain of unconsolidated subsidiaries	(33,692)	(49,635)	(25,162)
Increase from intangible assets	(256,297)	(206,865)	(166,195)
Non-computable VAT credit	87,947	85,965	38,078
Increase in taxes payable	155,542	338,461	426,352
(Increase) / Decrease in other receivables from financial intermediation and other assets	(1,106,655)	173,783	(323,630)
Net Increase in interest receivable and payable and other accrued income and expenses	(509,612)	(69,635)	(193,007)
Non controlling interest in subsidiaries	35,359	23,492	13,790
Net Decrease in other sources of cash	538,145	(179,056)	(61,720)

Net cash provided by operating activities	911,113	957,396	3,081,463

BANCO MACRO SA AND SUBSIDIARIES

35.22.	Fair value Measurement Disclosures

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

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that Banco Macro SA has the ability to access.

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

Description of the measurement processes

The Bank uses fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities (debt instruments issued by National Government and Central Bank, debt securities issued by Trusts, shares, corporate bonds and other) classified as available for sale or trading account and derivatives (forward transactions without delivery of underlying assets).

As of December 31, 2015, 2014 and 2013, the Bank has no assets measured at fair value on a nonrecurring basis.

The Bank identified and categorized different assets and liabilities measured at fair value in accordance with the requirements of FASB ASC 820.

BANCO MACRO SA AND SUBSIDIARIES

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

In addition, the Bank’s valuation policies and procedures for Level 3 instruments (in the case of the Bank mainly, debt securities like Securities in financial trust) are under the direction of the accounting and financial management. The Management of the Bank is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the Management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

BANCO MACRO SA AND SUBSIDIARIES

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	4,921,771	4,908,235	13,536		—
- Equity securities	1,127,399	1,112,646	14,753		—

Available for sale
- Government securities	1,011,611	32,606	979,005		—
- Instruments issued by Central Bank	8,307,056	5,066,846	3,240,210	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	174,441	174,441	—		—

Available for sale
- Unlisted Corporate Bonds	609,387	149,886	459,501		—
- Securities in financial trusts	130,594	—	—		130,594

Receivables from spot transactions	117,705	90,033	27,672		—

Other receivables in securities	4	—	4		—

Total Asset	16,399,968	11,534,693	4,734,681		130,594

LIABILITIES
Other liabilities from financial intermediation
Payables from spot transactions	39,302	39,302	—		—

Derivative instruments	526,629	—	526,629		—

Total liabilities	565,931	39,302	526,629		—

BANCO MACRO SA AND SUBSIDIARIES

	December 31, 2014
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	3,241,222	3,241,213	9		—
- Equity securities	776,655	763,610	13,045		—

Available for sale
- Government securities	425,494	36,748	388,746		—
- Instruments issued by Central Bank	5,673,716	3,788,518	1,885,198	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	88,067	88,067	—		—

Available for sale
- Unlisted Corporate Bonds	484,898	6,460	478,438		—
- Securities in financial trusts	142,243	—	—		142,243

Receivables from spot transactions	50,360	24,952	25,408		—

Other receivables in securities	775	775	—		—

Derivative instruments	136,613	136,613	—		—

Total Asset	11,020,043	8,086,956	2,790,844		142,243

LIABILITIES
Other liabilities from financial intermediation
Payables from spot transactions	59,132	58,986	146		—

Total liabilities	59,132	58,986	146		—

(*)	Mainly includes instruments issued by Central Bank of Argentina with less than one year maturity.

BANCO MACRO SA AND SUBSIDIARIES

The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

	Fair value measurements using significant unobservable inputs (Level 3) December 31, 2015
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	—	142,243	142,243
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	—	(59,204)	(59,204)
- Included in other comprehensive income	—	4,519	4,519
Purchases, issuances, sales, and settlements
- Purchases	—	45,879	45,879
- Issuances	—	—	—
- Sales	—	—	—
- Settlements	—	(2,843)	(2,843)

Ending balance	—	130,594	130,594

	Fair value measurements using significant unobservable inputs (Level 3)
	December 31, 2014
Description	Derivatives	Securities in financial trusts	Total

Beginning balance	1,717	209,169	210,886
Transfer into Level 3	—	—	—
Transfer out of Level 3	—	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	—	(6,219)	(6,219)
- Included in other comprehensive income	—	(9,442)	(9,442)
Purchases, issuances, sales, and settlements
- Purchases	—	8,468	8,468
- Issuances	—	—	—
- Sales	—	—	—
- Settlements	(1,717)	(59,733)	(61,450)

Ending balance	—	142,243	142,243

BANCO MACRO SA AND SUBSIDIARIES

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

	December 31, 2015
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Securities in financial trusts	130,594	Income Approach (discounted cash flow)	Discount rate in pesos Discount rate in foreign currency	25% - 34% (33%) 12% -12% (12%)

	December 31, 2014
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Securities in financial trusts	142,243	Income Approach (discounted cash flow)	Discount rate in pesos Discount rate in foreign currency	29% - 29% (29%) 6% - 6% (6%)

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

As of December 31, 2015 and 2014, the Bank has not made significant transfers in and out of Level 1, Level 2, and Level 3.

Fair Value Option

FASB ASC 825 “Financial Instruments” allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2015, 2014 and 2013, the Bank did not elect to apply the fair value option.

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

BANCO MACRO SA AND SUBSIDIARIES

The following methods and assumptions were used to estimate the fair value for financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section:

•	Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2015 and 2014. Loans and assets subject to financial leases are not normally purchased and sold by the Bank, and there are no active trading markets for most of this portfolio. Accordingly, the Banks estimates are categorized in Level 3 of the Fair Value Hierarchy.

•	Deposits: the Bank’s deposits as of December 31, 2015 and 2014, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end observable market interest rates for similar deposits. In consequence, Demand Deposits are categorized in Level 1 and Time Deposits are categorized in Level 2 of the Fair Value Hierarchy.

•	Other liabilities from financial intermediation (except Nonsubordinated corporate bonds) and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet. Other liabilities from financial intermediation and Other liabilities are categorized in Level 2 of the Fair Value Hierarchy.

•	Subordinated and Nonsubordinated corporate bonds: as of December 31, 2015 and 2014, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration. These instruments are categorized in Level 2 of the Fair Value Hierarchy.

•	Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2015 and 2014:

	As of December 31,
	2015					2014
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	19,402,821	19,402,821	—	—	19,402,821	15,434,202	15,434,202

Government and private securities	15,391,372	11,121,736	4,247,504	—	15,369,240	10,312,498	10,293,609

Loans	62,332,415	—	—	58,928,302	58,928,302	43,740,295	41,576,530

Other receivables from financial intermediation	3,295,253	2,056,607	1,124,439	130,594	3,311,640	2,349,108	2,337,194

Receivables to financial leases	433,932	—	—	356,512	356,512	384,411	306,914

Other receivables	978,881	978,879	—	—	978,879	605,414	605,353

	101,834,674	33,560,043	5,371,943	59,415,408	98,347,394	72,825,928	70,553,802

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2015					2014
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL LIABILITIES

Deposits	76,521,598	37,386,402	39,155,171	—	76,541,573	54,716,554	54,721,030

Other liabilities from financial intermediation	7,537,365	5,489,678	2,106,638	—	7,596,316	5,356,712	5,471,773

Other Liabilities	2,650,459	—	2,650,459	—	2,650,459	1,871,344	1,871,344

Subordinated Corporate Bonds	1,957,618	—	2,115,720	—	2,115,720	1,287,317	1,396,883

	88,667,040	42,876,080	46,027,988	—	88,904,068	63,231,927	63,461,030

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

Therefore, had US GAAP been applied as of December 31, 2015 and 2014, “Other assets” would have increased by 35,102 and 19,663, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2015 and 2014, income from equity in other companies would have increased by 44,910 and 35,674, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

35.24.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. US banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.

Had US GAAP been applied, both the Bank’s assets and liabilities would decrease by approximately 815,603 and 435,658 as of December 31, 2015 and 2014, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.25.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 1,364,407 and 365,420 as of December 31, 2015 and 2014, respectively.

35.26.	Repurchase agreements

The Bank entered into Repo and Reverse Repo agreements of financial instruments as disclosed in Note 25.

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

Had US GAAP been applied, both the Bank’s assets and liabilities would have decreased by approximately 1,403 and 176,520 as of December 31, 2015 and 2014, respectively.

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

BANCO MACRO SA AND SUBSIDIARIES

For each VIE identified, the Bank performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:

•	Whether the Bank has the power to direct the activities that most significantly impact the VIE’s economic performance and;

•	Whether the Bank absorb the majority of the VIE’s expected losses or the Bank receive a majority of the VIE’s expected residual returns.

As of December of 31, 2014 under FASB ASC 810, TATSA Trust was considered a variable interest entity. In accordance with FASB ASC 810, the Bank was deemed to be the primary beneficiary of this trust and, therefore, the Bank included them in its consolidated financial statements. However, there were no significant impacts in the US GAAP shareholders’ equity or net income reconciliation. On July 8, 2015, all remaining securities issued by the Trust were settled.

As of December 31, 2015 and 2014, the table below presents the carrying amount and classification of the VIE’s assets and liabilities which have been consolidated for US GAAP purposes. As mentioned in Note 14., under Central Bank rules, those amounts were recorded principally under “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations

	As of December 31,
	2015	2014
Cash (a)	—	231
Other assets	—	4,069
Total Assets	—	4,300
Other liabilities	—	71
Total Liabilities (b)	—	71

Net Assets	—	4,229

(a)	Includes intercompany deposits eliminated in the consolidation process amounted to 231 as of December 31, 2014.
(b)	Creditors (or beneficial interest holders) of these liabilities do not have recourse against the general credit of the primary beneficiary.

The involvements in variable interest entities do not have a material impact on the primary beneficiary’s financial position, financial performance and cash flows.

See also Note 13 for additional information of the trusts which have been considered variable interest entities.

As a result of consolidating the trust mentioned in this Note, total assets and liabilities would decrease by 160 as of December 31, 2014.

In addition, the others trusts mentioned in Note 14.1 were not considered VIE and were classified as investment securities available for sale under FASB ASC 320. See Note 35.2.d).

35.28.	Accounting pronouncements (US GAAP)

a)	Technical Corrections and Improvements – ASU 2015-10.

In June 2015, FASB issued ASU 10 “Technical Corrections and Improvements”. The amendments in this Update cover a wide range of Topics in the Codification. The reason for each amendment is provided before each amendment for clarity and ease of understanding. The amendments generally fall into one of the followings types of amendments: (i) Amendments Related to Differences between Original Guidance and the Codification, (ii) Guidance Clarification and Reference Corrections, (iii) Simplification and (iv) Minor Improvements.

BANCO MACRO SA AND SUBSIDIARIES

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Bank does not expect significant impact from the adoption of this statement.

b)	Revenue from Contracts with Customers– ASU 2015-14 (Topic 606): Deferral of the effective date.

In August 2015, FASB issued ASU 14 “Revenue from Contracts with Customers”. The amendments in this Update defer the effective date of Update ASU 2014-09 for all entities by one year. Entities should apply the abovementioned Update to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

Additionally, in March 2016, FASB issued ASU 08, “Revenue from Contracts with Customer”. The amendments in this update clarify the implementation guidance on principal versus agent consideration.

The bank is continuing to evaluate the potential effects of this new standard on our consolidated financial statements.

c)	Business Combination – ASU 2015-16 (Topic 805). Simplifying the Accounting for Measurement-Period Adjustment.

In September 2015, FASB issued ASU 16 “Simplifying the Accounting for Measurement-Period Adjustment”. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The acquirer is required to record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Bank does not expect significant impact from the adoption of this statement

d)	Financial Instruments – Overall – ASU 2016-01 (Subtopic 825-10). Recognition of Financial Assets and Financial Liabilities.

In January 2016, FASB issued ASU 16 “Recognition of Financial Assets and Financial Liabilities”. The main provisions of this ASU are as follows: (i) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value, (iii) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and (v) requires an entity to present separately in other comprehensive income (OCI) the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The bank is continuing to evaluate the potential effects of this new standard on our consolidated financial statements.

BANCO MACRO SA AND SUBSIDIARIES

e)	Leases – ASU 2016-02 (Topic 842).

In February 2016, FASB issued ASU 02 “Leases”. The core principle of this amendment is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. However, some changes to the lessor accounting guidance were made to align both of the following: (i) the lessor accounting guidance with specific changes made to the lessee accounting guidance (for example, certain glossary terms); (ii) Key aspects of the lessor accounting model with the revenue recognition guidance in Topic 606.

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The bank is continuing to evaluate the potential effects of this new standard on our consolidated financial statements.

f)	Derivatives and Hedging – ASU 2016-05 (Topic 815). Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships.

In March 2016, FASB issued ASU 05 “Derivatives and Hedging”. The amendments in this Update clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be met.

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Bank does not expect significant impact from the adoption of this statement.

g)	Derivatives and Hedging – ASU 2016-06 (Topic 815). Contingent Put and Call Options in Debt Instruments.

In March 2016, FASB issued ASU 06 “Derivatives and Hedging. Contingent Put and Call Options in Debt Instruments”. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence.

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Bank does not expect significant impact from the adoption of this statement.

BANCO MACRO SA AND SUBSIDIARIES

h)	Investments – Equity Method and Joint Ventures – ASU 2016-07 (Topic 323). Simplifying the Transition to the Equity Method of Accounting.

In March 2016, FASB issued ASU 07, “Investments – Equity Method and Joint Ventures”. The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, no retroactive adjustment of the investment is required. Also, when an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.

Amendments in this Update are effective for fiscal years, and interim periods within fiscal those years, beginning after December 15, 2016. The Bank does not expect significant impact from the adoption of this statement.