Form 20-F
period 2016-12-31
Macro Bank Inc.
filed 2017-04-24
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer, accelerated filer and emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Certain defined terms

In this annual report, we use the terms “the registrant,” “we,” “us,” “our” and the “Bank” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Banco Macro” refer to Banco Macro S.A. on an individual basis. References to “Class B shares”refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where the context otherwise requires.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” or the “Federal Government” refer to the federal government of Argentina, the term “Argentine Congress” refers to the Argentine National Congress, the legislative branch of the government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “MERVAL” refers to the Mercado de Valores de Buenos Aires, or the Buenos Aires Stock Market, the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Commerce and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency.

The term “Brazil” refers to the Federative Republic of Brazil.

The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “U.S. GAAP” refers to generally accepted accounting principles in the United States, “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Central Bank Rules” refers to the accounting and other regulations of the Central Bank. The term “INDEC” refers to the National Statistics Institute (Instituto Nacional de Estadísticas y Censos).

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Assets and liabilities indexed by CER were adjusted according to the Autonomous City of Buenos Aires Urban Consumer Price Index (Indice de Precios al Consumidor de la Ciudad Autónoma de Buenos Aires) for the months of December 2015 and January 2016, replacing the prior measurement. Pursuant to Resolution 100/2016, from the Ministry of Economy and Finance, as of February 2016 and up to April 25, 2016, the San Luis Urban Consumer Price Index (Índice de Precios al Consumidor de la Provincia de San Luís) will be used to adjust the CER.

Presentation of certain financial and other information

We maintain our financial books and records in Pesos and prepare and publish our consolidated financial statements in Argentina in conformity with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. Our consolidated financial statements contain a description of the principal differences between Central Bank Rules and Argentine GAAP. In reviewing our financial statements, investors should consider that, in recent years, there have been significant changes in the prevailing prices of certain inputs and economic indicators, such as salary cost, interest and exchange rates. However, local regulations have not required the application of inflation adjustments to our consolidated financial statements.

Our consolidated financial statements consolidate the financial statements of our following subsidiaries:

•	Banco del Tucumán S.A. (“Banco del Tucumán”);

•	Macro Bank Limited (an entity organized under the laws of Bahamas);

•	Macro Securities S.A. (“Macro Securities”)

•	Macro Fiducia S.A.; and

•	Macro Fondos S.G.F.C.I. S.A.

Our audited consolidated financial statements as of and for the three years ended December 31, 2016 included in this annual report have been reconciled to U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2016 for a reconciliation of our consolidated financial statements to U.S. GAAP. See also Item 5.A “Operating and Financial Review and Prospects” for a reconciliation of Central Bank Rules to U.S. GAAP.

Due to the modification of certain disclosure methods for certain items on the consolidated balance sheets and the consolidated statements of income, which did not affect our shareholders’ equity, the consolidated financial statements as of December 31, 2012 were modified for the sole purpose of comparability with the consolidated financial statements as of December 31, 2013, 2014, 2015 and 2016.

Based on Communication “A” 5940 of the Central Bank, we reversed certain provisions related to monetary sanctions amounting to Ps.1.468 million with retroactive effect from January 1, 2015.

As a result of Central Bank requirements, we expect to prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) 1, First-time Adoption of IFRS, with certain criteria of measurement and exposure specifically established by the Central Bank, as from January 1, 2018. See note 7 to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Our financial information, as prepared in conformity with Central Bank Rules, is sent on a monthly basis to the Central Bank and is published on its website www.bcra.gob.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the CNV and the MERVAL.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Market Data

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

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	effects of the global financial markets and economic crisis;

•	deterioration in regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	governmental intervention and regulation (including banking and tax regulations);

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customer loss and revenue loss;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies;

•	the integration of any acquisitions and the failure to realize expected synergies; and

•	the risk factors discussed under Item 3.D “Risk Factors’’.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of competition. Forward-looking statements speak only as of the date they were made, and we will not, and disclaim any obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

We have derived our selected consolidated financial data as of and for the three years ended December 31, 2016 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated financial data for the years ended December 31, 2012, 2013 and 2014 from our audited consolidated financial statements not included in this annual report. Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2016, as reported by the Central Bank was Ps.15.8502 to US$1.00. See Item 10.D “Exchange Controls” for additional information regarding Peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2012 (1)	2013	2014	2015 (2)	2016
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Selected Consolidated Income Statement
Central Bank Rules:
Financial income	6,904,370	9,753,531	14,682,649	20,109,123	28,935,288
Financial expense	(2,827,590)	(4,021,540)	(6,582,561)	(8,842,655)	(13,300,762)
Gross intermediation margin	4,076,780	5,731,991	8,100,088	11,266,468	15,634,526
Provision for loan losses	(600,424)	(540,032)	(664,882)	(877,134)	(1,073,085)
Service charge income	2,644,731	3,426,324	4,655,788	6,115,362	7,968,732
Service charge expense	(685,392)	(917,807)	(1,215,759)	(1,714,833)	(2,603,839)
Administrative expenses	(3,115,385)	(4,015,356)	(5,498,879)	(7,225,908)	(9,970,656)
Other income	196,662	253,214	351,203	409,172	598,449
Other expense	(156,089)	(143,688)	(262,350)	(442,216)	(481,326)
Minority Interest in subsidiaries	(13,790)	(18,173)	(23,492)	(35,359)	(54,592)
Income Tax	(853,475)	(1,332,909)	(1,962,186)	(2,485,663)	(3,477,377)
Net income	1,493,618	2,443,564	3,479,531	5,009,889	6,540,832
Net income per share (3)	2.56	4.18	5.95	8.57	11.19
Dividends per share approved by the shareholder’s meeting	0.00	1.02	1.02	1.10	— (4)
Dividends per share in US$ approved by the shareholder’s meeting	0.00	0.16	0.12	0.08	— (4)
Dividends per share approved by the Central Bank	0.00	1.02	0.39	1.10	— (4)
Dividends per share in US$ approved by the Central Bank	0.00	0.16	0.05	0.08	— (4)
Number of outstanding shares (in thousands)	584,485	584,485	584,563	584,563	584,563

	Year Ended December 31,
	2012 (1)	2013	2014	2015 (2)	2016
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)

U.S. GAAP: (5)
Net income	1,551,994	2,479,680	3,572,933	4,947,144	6,637,008
Less: Net income attributable to the non-controlling interest	(14,159)	(18,521)	(25,424)	(37,299)	(58,097)
Net income attributable to the controlling interest	1,537,835	2,461,159	3,547,509	4,909,845	6,578,911
Net income per share	2.66	4.24	6.11	8.46	11.35
Net income per share attributable to the controlling interest (6)	2.63	4.21	6.07	8.40	11.25
Weighted average number of outstanding shares (in thousands)	584,485	584,485	584,537	584,563	584,563

(1)	Due to the modification of certain disclosure methods used for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Based on Communication “A” 5940 of the Central Bank, we reversed certain provisions related to monetary sanctions amounting to Ps.1.468 million with retroactive effect on our 2015 financial statements.
(3)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(4)	On March 8, 2017, the board of directors of Banco Macro S.A. (the “Board of Directors”) resolved to propose to the shareholders’ meeting a distribution of Ps.1.20 per share for the fiscal year ended December 31, 2016. Such dividends are pending approval from the Central Bank and shareholders as of the date of this annual report.
(5)	See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2016 for a summary of significant differences between Central Bank Rules and U.S. GAAP.
(6)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
	2012 (1)	2013	2014	2015 (2)	2016
	(in thousands of Pesos)
Selected Consolidated Balance Sheet
Central Bank Rules:

Assets

Cash and due from banks and correspondents	10,047,048	12,860,529	15,434,202	19,402,821	36,089,156
Government and private securities	2,343,078	2,441,316	10,312,498	15,391,372	19,846,269
Loans:
to the non-financial government sector	586,557	640,158	604,417	748,067	1,532,532
to the financial sector	299,250	364,897	213,867	227,390	1,730,620
to the non-financial private sector and foreign residents	31,203,946	39,023,795	44,108,055	62,852,922	86,540,360
Allowances for loan losses	(887,156)	(1,006,495)	(1,186,044)	(1,495,964)	(1,830,505)
Other assets	4,301,342	4,970,834	5,508,639	7,825,351	11,090,528
Total assets	47,894,065	59,295,034	74,995,634	104,951,959	154,998,960
Average assets	44,792,602	53,268,656	67,852,744	86,493,207	126,081,164
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	8,318,383	6,580,041	8,570,055	9,588,378	9,552,190
from the financial sector	24,222	26,874	38,683	40,145	55,867
from the non-financial private sector and foreign residents	27,846,067	36,820,103	46,107,816	66,893,075	102,331,683
Other liabilities from financial intermediation and other liabilities	4,575,660	6,023,432	7,228,056	10,187,824	14,011,410
Provisions	131,683	159,381	171,923	258,025	335,007
Subordinated corporate bonds	740,192	981,142	1,287,317	1,957,618	6,407,840
Items pending allocation	7,408	7,128	6,966	21,039	16,266
Minority interest in subsidiaries	51,355	69,502	93,001	128,305	182,799
Total liabilities	41,694,970	50,667,603	63,503,817	89,074,409	132,893,062
Shareholders’ equity	6,199,095	8,627,431	11,491,817	15,877,550	22,105,898
Average shareholders’ equity	5,510,363	7,344,336	10,425,703	13,477,595	19,188,120
U.S. GAAP: (3)
Shareholders’ equity attributable to the controlling interest	5,876,589	8,332,414	11,323,047	15,740,455	22,113,057
Non-controlling interests	51,534	70,055	95,479	132,778	190,875
Shareholders’ equity	5,928,123	8,402,469	11,418,526	15,873,233	22,303,932

(1)	Due to the modification of certain disclosure methods defined for certain items in the consolidated balance sheets and consolidated statements of income, figures have been restated for comparability purposes. See “Presentation of certain financial and other information.”
(2)	Based on Communication “A” 5940 of the Central Bank, we reversed certain provisions related to monetary sanctions amounting to Ps.1.468 million with retroactive effect on our 2015 financial statements.
(3)	See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2016 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
Selected consolidated ratios:	2012	2013	2014	2015	2016
Profitability and performance
Net interest margin (%) (1)	12.07	13.70	15.74	17.90	18.22
Fee income ratio (%) (2)	39.35	37.41	36.50	35.18	33.76
Efficiency ratio (%) (3)	46.35	43.84	43.11	41.57	42.24
Ratio of earnings to fixed charges (excluding interest on deposits) (4)	17.63x	20.70x	25.04x	31.40x	23.65x
Ratio of earnings to fixed charges (including interest on deposits) (5)	2.00x	2.14x	2.01x	2.07x	1.93x

Fee income as a percentage of administrative expense (%)	84.89	85.33	84.67	84.63	79.92
Return on average equity (%)	27.11	33.27	33.37	37.17	34.09
Return on average assets (%)	3.33	4.59	5.13	5.79	5.19
Liquidity
Loans as a percentage of total deposits (%)	88.67	92.17	82.11	83.41	80.22
Liquid assets as a percentage of total deposits (%) (6)	31.75	33.34	40.57	38.43	47.64
Capital
Total equity as a percentage of total assets (%)	12.94	14.55	15.32	15.13	14.26

Regulatory capital as a percentage of risk-weighted assets (%)	19.01	25.29	24.02	20.79	30.00
Asset Quality

Non-performing loans as a percentage of total loans (%) (7)	1.78	1.66	1.95	1.55	1.15
Allowances for loan losses as a percentage of total loans	2.76	2.51	2.64	2.34	2.04

Allowances for loan losses as a percentage of non-performing loans (%) (7)	155.39	151.67	135.29	151.48	176.77

Operations
Number of branches	428	430	434	439	444
Number of employees (8)	8,500	8,613	8,693	8,727	8,617

(1)	Net interest income divided by average interest earning assets.
(2)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(3)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(4)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(5)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.
(6)	Liquid assets include cash, cash collateral, reverse repos, Letras del Banco Central (Central Bank bonds, “Lebacs”) and Notas del Banco Central (Central Bank notes, “Nobacs”) and interfinancing loans.
(7)	Non-performing loans include all loans to borrowers classified as “3-troubled/medium risk,” “4-with high risk of insolvency/hight risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank’s Rules” under the Central Bank loan classification system.
(8)	Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security, and other casual workers included, the number of employees would have been 8,534, 8,708, 8,728, 8,765 and 8,666 for 2012, 2013, 2014, 2015 and 2016, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below with all of the other information included in the annual report before deciding to invest in our Class B shares or our ADSs. If any of the following risks actually occurs, it may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares, our ADSs could decline and you could lose part or all of your investment.

Investors should carefully read this annual report in its entirety. They should also take into account and evaluate, among other things, their own financial circumstances, their investment goals, and the following risk factors.

Risks relating to Argentina

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The new administration assumed office on December 10, 2015.

Since assuming office, the new administration has announced several significant economic and policy reforms, including:

•	INDEC reforms. After a long period in which certain statistical information failed to be published, the INDEC launched a plan to review growth data for the periods 2004 to 2015 and began to publish such revised data, including the Consumer Price Index (“CPI”) for the months of May 2016 onwards, as well as the modified statistics of the Gross Domestic Product, foreign trade and balance of payments. The new CPI average inflation index for July, August, September, October, November and December 2016 and January, February and March 2017 was 2.0%, 0.2%, 1.1%, 2.4% 1.6%, 1.2%, 1.3%, 2.5% and 2.4%, respectively. Potential investors are informed that all INDEC information is published and can be reviewed at www.indec.gov.ar/novedades.asp.

•	Foreign exchange reforms. The new administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls that were imposed by the previous administration. On August 8, 2016, the Central Bank introduced material changes to the foreign exchange regime and established a new foreign exchange regime by means of Communication “A” 6037 that significantly eases access to the free floating foreign exchange market (the “MULC”). See “—Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy” and Item 10.D “Exchange Controls”.

•	Foreign trade reforms. The new administration eliminated or reduced the export duties applicable to several agricultural products and eliminated the export duties applicable to most exports of industrial and mining products.

•	Financial policy. The new administration took steps to strengthen public accounts, reducing the fiscal deficit through a series of fiscal and other measures partly through the elimination of subsidies to existing public services, such as those applicable to electricity and gas services. The administration announced that its goal is to balance the primary budget by 2019.

•	Correction of monetary imbalances: The new administration announced the adoption of a series of measures to reduce inflation and set inflation goals through 2019. The Central Bank has increased its efforts to reduce surplus monetary imbalances and increased interest rates in Pesos to offset inflationary pressure.

•	Tax Amnesty Law: In July 2016, the Régimen de Sinceramiento Fiscal (the “Tax Amnesty Law”) was introduced to promote the voluntary declaration of assets by Argentine residents. The law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. In the case of cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed by October 31, 2016 and deposited by November 21, 2016 in special accounts opened at Argentine financial entities. As of December 31, 2016, assets totaling approximately, US$97.8 billion had been declared pursuant to which the Argentine Government raised Ps.106.8 billion in the special tax established by such law.

As of the date hereof, the effect that these measures and any future measures taken by the new administration will have on the Argentine economy as a whole, and the financial sector in particular, cannot be predicted. In addition, there is uncertainty as to which measures announced during the presidential campaign of the Macri administration will be enacted and when. We cannot predict how the Macri administration will address certain other political and economic issues that were central during the presidential election campaign, such as the financing of public expenditures, public service subsidies and tax reforms, or the effect that any measures related to these issues that are implemented by the Macri administration will have on the Argentine economy as a whole. In addition, political parties opposed to the Macri administration retained a majority of the seats in the previous Argentine Congress elections, thereby requiring the Macri administration to seek political support from the opposition for its economic proposals and creating further uncertainty as to the ability of the Macri administration to obtain approval for measures which it seeks to implement. Political uncertainty in Argentina relating to the measures to be taken by the Macri administration could lead to volatility in the market prices of securities of Argentine companies, including in particular companies in the financial sector, such as ours, given the high degree of regulatory oversight and involvement in this sector.

A less favorable international economic environment, lack of stability, competitiveness of the Peso against other foreign currencies, lowered levels of confidence among consumers and foreign and domestic investors, a higher inflation rate and future political uncertainties, among other factors, should they occur, may affect the development of the Argentine economy and cause volatility in the local capital markets.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is, to a very large extent, dependent upon the economic, social and political conditions prevailing in Argentina. No assurance can be given that future economic, social and political developments in Argentina, over which we have no control, will not have a material adverse effect on our business, financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in the global markets.

Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. The global financial crisis that commenced in the last quarter of 2008, and from which many economies have not yet fully recovered, negatively affected the economies of numerous countries around the world, including Argentina and certain of its trading partners. In late 2011, the global financial system experienced unprecedented volatility and disruption. The resulting financial turmoil led to greater restrictions on access to credit, low liquidity, extreme volatility in foreign exchange markets and securities, and capital flight from emerging markets, including Argentina. In this context, and for the first time in history, on August 5, 2011, Standard & Poor’s Financial Services downgraded the debt instruments issued by the United States from “AAA” to “AA+”.

Moreover, emerging markets have been affected by the change in U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, further increasing the difficulties of emerging countries which are exporters of these products.

In addition, on June 23, 2016 the United Kingdom (the “UK”) voted in favor of the departure of the UK from the European Union (the “European Union”). At the date of this annual report, the actions to be taken by the UK to effectively leave the European Union and the duration of this process are uncertain. The results of the UK referendum have caused and are anticipated to continue to cause volatility in financial markets, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The economy of Brazil, one of Argentina’s most important export markets and the main source of imports, is presently experiencing negative pressure due to the uncertainties arising from the political crisis, resulting in the dismissal of President Dilma Rousseff. On August 31, 2016, the Brazilian Senate resolved that Mr. Michel Temer, former vice president of Brazil, will fill the office until the end of the term on January 1, 2019.

On November 8, 2016, Donald Trump was elected as the President of the United States. During the election campaign, Mr. Trump showed a vested interest in implementing greater controls on free trade and limiting immigration. Possible changes in social, political, regulatory and economic conditions in the United States or in the legislation and policies governing international trade could generate uncertainty in international markets and may have a negative effect on emerging markets, such as Argentina, which could adversely affect our operations.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have, and may continue to, substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina. A prolonged slowdown in economic activity in Argentina or negative effects on the Argentine financial system or the securities markets would adversely affect our business, financial condition and results of operations.

Argentina’s economy is vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners or by more general “contagion” effects.

Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse effect on Argentina’s trade balance and adversely affect Argentina’s economic growth. The economic performance of other trading partners such as Chile, Spain and Canada may also affect Argentina’s trade balance.

Economic conditions in South America have recently been adversely affected by falling commodity prices and political uncertainty. More specifically, the current devaluation of the Brazilian currency and the slowdown of its economy may negatively affect the Argentine economy, and in turn, our business and results of operations.

Global economic slowdowns and uncertainty have led to declines in exports in 2015 of 23% with Mercosur (a sub-regional trade bloc consisting of Argentina, Brazil, Paraguay, Uruguay and Venezuela), 22% with NAFTA (USA and Canada), 19% with the European Union and 9% with Chile, each as compared to 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

Because international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investments is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries. This “contagion” effect, in turn, may have an adverse effect on our business, financial condition and results of operations.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, the Argentine government settled U.S.$ 4.2 billion outstanding principal amount of debt held by creditors who had not participated in the 2005 and 2010 restructurings.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

Not all creditors have agreed to the terms of Argentina’s settlement offer. The continuation and outcome of the litigation may prevent Argentina from obtaining favorable terms or interest rates upon access to the international capital market. Litigation initiated by holders of defaulted bonds or other parties may result in rulings against the Argentine government and may result in restrictions or injunctions on Argentinean assets that may adversely affect the ability to obtain financing for the country and private companies, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time. Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”). Several awards have been issued against Argentina and several cases are still ongoing.

Litigation, as well as ICSID and UNCITRAL claims against the Argentine government, have resulted in material judgments and may result in further material judgments, and could result in attachment of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on Argentina’s economy, and consequently, our business, financial condition and results of operations.

Government measures could adversely affect the Argentine economy.

Substantially all our operations, properties and customers are located in Argentina. As a result, our business is, to a very large extent, dependent upon the political, social and economic conditions prevailing in Argentina. In recent years, the Argentine government has increased its direct intervention in the economy and in private sector operations and companies, limiting certain aspects of private sector businesses.

In May 2013, the Argentine Congress passed a law providing for the expropriation of 51% of the share capital of YPF (Yacimientos Petroliferos Fiscales S.A.), the principal Argentine oil company, which shares were owned by Repsol, S.A. and its affiliates. In February 2015, the Argentine government sent a bill to the Argentine Congress in order to revoke certain train concessions, return the national rail network to state control and provide authority to review all concessions currently in effect. The bill was enacted on May 20, 2015 as Law No. 27,132.

In addition, on September 23, 2015 the Argentine Congress passed Law No. 27,181, which limits the sale of the Argentine government’s shares held in Argentine companies without prior approval of two-thirds of the members of the Argentine Congress, with the exception of the Argentine government’s shareholding in YPF.

Furthermore, financial institutions operate in a highly regulated environment. As of the date of this annual report, several different bills to amend various aspects of the Financial Institutions Law No. 21,526 (as amended, the “Financial Institution Law”) have been put forth for review in the Argentine Congress. A thorough amendment of the Financial Institutions Law could have a substantial effect on the banking system as a whole. See “—The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy” and “—Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities”.

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

Actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits, foreign exchange controls and potential changes in the foreign exchange market, have had and could continue to have a material adverse effect on Argentina’s economic growth and in turn affect our business, financial condition and results of operations. In addition, any additional Argentine government policies to preempt, or in response to, social unrest could adversely and materially affect the economy, and thereby our business.

There is proposed legislation aimed at reducing the powers of government to intervene in private companies that is being discussed in the Argentine Congress. However, until this legislation is approved, we cannot provide any assurance that the Argentine government will not make use of such powers, which could have an adverse effect on us.

Exchange controls and capital inflow and outflow restrictions have limited, and could continue to limit, the availability of international credit and may impair our ability to make payments on our obligations.

The numerous exchange controls introduced under the former administration gave rise to an unofficial U.S. dollar trading market, and the Peso/U.S. dollar exchange rate in such market differed substantially from the official Peso/U.S. dollar exchange rate. Certain relevant foreign exchange restrictions were lifted in December 2015 and, as a result, the spread between the official and unofficial Peso/U.S. dollar exchange rates has substantially decreased. For more information, see Item 10.D “Exchange Controls”.

Since taking office, the new administration has implemented significant reforms related to exchange rate restrictions, notably the elimination of certain exchange controls that had been imposed during the previous administration, in order to provide more flexibility and access to the MULC. On August 4, 2016, the Central Bank of Argentina issued Communication “A” 6037, under which it radically modified the applicable exchange regulations and eliminated the restrictions to access of the MULC.

Despite the measures recently adopted by the new administration, in the future, the Argentine government could impose further exchange controls, transfer restrictions, required repatriation through the MULC of proceeds raised through capital markets transactions conducted abroad or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business, financial condition and results of operations.

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

Recently, commodity prices have suffered declines. If international commodity prices were to further decline or experience sustained declines, the Argentine government’s revenues could further decrease significantly, affecting Argentina’s economic activity. Accordingly, declines in international commodity prices may adversely affect Argentina’s economy, which in turn could produce a negative effect on our business, financial condition and results of operations.

In addition, adverse weather conditions can affect production of commodities in the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances could have a negative effect on government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. The occurrence of any of the above could adversely effect Argentina’s economic growth and, therefore, our business, financial condition and results of operations.

An increase in inflation could have a material adverse effect on Argentina’s economic prospects.

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuance of the methodology used by the prior administration to calculate national statistics and declared a state of administrative emergency, suspending the publication of all indices until the INDEC is able to calculate such indices based on accurate official data. In the meantime, during this period the INDEC continued to publish the inflation rate based on data provided by the province of San Luis and the City of Buenos Aires. According to the reports of these jurisdictions, the inflation rate in November and December 2015 was 2.9% and 6.5%, respectively, based on data provided by the province of San Luis and 2.0% and 3.9% respectively, based on data provided by the City of Buenos Aires. In January, February, March and April 2016, the monthly inflation rate as measured by the City of Buenos Aires was 4.1%, 4.0%, 3.3% and 6.5%, respectively, while according to the Province of San Luis, it was 4.2%, 2.7%, 3.0% and 3.4%, respectively.

After implementing the announced reforms, in June the INDEC continued reporting the CPI, reporting an inflation of 4.2% for May 2016. INDEC also reported monthly inflation of 3.1% and 2.0% for the months of June and July of 2016, respectively. The new inflation index measured by the INDEC CPI for August, September, October, November, December 2016 and January and February 2017 was 0.2%, 1.1%, 2.4%, 1.6% , 1.2%, 1.3% and 2.5%, respectively.

During 2013, 2014 and 2015, the former administration imposed price controls on certain goods and services to control inflation. The new administration has stated its intention to keep these price controls in effect, and as a consequence, has announced modifications to the previous price control program. The new program ran from September 6, 2016 to January 6, 2017, and was further extended until December 31, 2017.

In the past, inflation has materially undermined the Argentine economy and Argentina’s ability to create conditions that would permit growth. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively affecting long-term credit markets.

There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. Significant inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations.

Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy.

Despite the positive effects of the real depreciation of the Peso on the competitiveness of certain sectors of the Argentine economy, it also had a far-reaching negative effect on the Argentine economy and on the financial condition of businesses and individuals. The devaluation of the Peso had a negative effect on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative effect on businesses whose success is dependent on domestic market demand, such as utilities, and the financial industry.

After several years of moderate variations in the nominal exchange rate, the stock of the international reserves of the Central Bank started to decrease and, in order to contain the fall in reserves, the Central Bank accelerated the rate of nominal devaluation of the Peso. During 2013 the Peso lost more than 30% of its value with respect to the U.S. dollar and the same occurred during 2014. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar. In 2016, an approximate 22% further devaluation of the Peso with respect to the U.S. dollar followed. The stock of international reserves of the Central Bank was US$38.8 billion as of December 31, 2016 and US$50.5 billion as of March 31, 2016.

The Argentine macroeconomic environment, in which we operate, was affected by such devaluation which had an effect on our financial and economic position. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditure. In 2016, public sector expenditure increased by 38.2% year over year and the government reported primary fiscal deficit of 4.6% over the GDP, which was below 2015. During recent years, the Argentine government has resorted to the Central Bank and to ANSES to source part of its funding requirements.

The Argentine government has commenced revision of its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Accordingly, in September 2016, the Supreme Court of Argentina issued a ruling in favor of increasing electricity rates. The new administration has also ordered an increase in gas tariffs for small and medium enterprises (“SMEs”) and businesses.

We cannot assure you that the government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, government initiatives that increase the exposure of local financial institutions to the public sector could affect our liquidity and assets quality and have a negative effect on clients’ confidence.

In addition, further deterioration in fiscal accounts could negatively affect the Argentine government’s ability to access the international financing markets and could result in increased pressure on the Argentine private sector to cover the Argentine government’s financial needs. This could adversely affect the Argentine economy and our business, financial condition and results of operations.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank (the “Central Bank Charter”) and Law No. 23,298 (the “Convertibility Law”). This law amended the principal objectives of the Central Bank and removed certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

The key components of the amendment to the Central Bank Charter related to the use of international reserves and the implementation of policies by the Central Bank in order to interfere in the fixing of interest rates and terms of loans to financial institutions. Pursuant to the amendment, Central Bank reserves may be made available to the Argentine government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. dollars held by the Argentine government in the Central Bank significantly decreased, from US$44.3 billion in 2012 to US$30.6 billion in 2013. During 2014, the reserves slightly increased to US$31.4 billion, but decreased again during 2015 to US$25.6 billion as of December 31, 2015. The stock of international reserves of the Central Bank was US$50.5 billion as of March 31, 2017.

The use of Central Bank reserves for such expanded purposes may result in Argentina being more vulnerable to inflation or external shocks, affecting Argentina’s capacity to overcome the effects of an external crisis, which in turn could negatively affect our business, financial condition and results of operations.

Growing uncertainty over the coming legislative elections may adversely affect the Argentine economy.

The next legislative elections will take place on October 22, 2017. The composition of the Argentine Congress following the elections and the impact it will have on policies in Argentina and consequently in the Argentine economy remains uncertain.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on the growth of the long-term credit market.

In recent years, the loan portfolio of the Argentine financial system has grown significantly. Loans to the private sector grew by approximately 20% in 2014, 37% in 2015 and 32% in 2016 for the financial system as a whole. In spite of the recovery of credit activity, the long-term loans market (pledged loans and mortgage loans) did not grow at the same pace, with long-term loans to the private sector increasing by only 22% in 2015.

Since most deposits are short-term deposits, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines.

The uncertainty of the level of inflation in future years is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had and may continue to have a significant effect on both the supply of and demand for long-term loans, as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates.

If longer-term financial intermediation activity does not grow, the ability of financial institutions, including us, to generate profits will be negatively affected.

The health of the financial system depends upon the ability of financial institutions, including us, to retain the confidence of depositors.

As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009. Total deposits with the financial system increased by 30% in 2014, 38% in 2015 and 45% in 2016, but the ratio of total financial system deposits to GDP is still low when compared to international levels and lower than the periods prior to the crisis.

In spite of the positive trend in previous years, the deposit base of the Argentine financial system, including ours, may be affected in the future by adverse economic, social and political events. If there were a loss of confidence due to such economic, social and political events causing depositors to withdraw significant holdings from banks, there could be a substantial negative effect on the manner in which financial institutions, including us, conduct their business and on their ability to operate as financial intermediaries. International loss of confidence in the financial institutions may also affect the behavior of Argentine depositors which could have a negative impact on our business, financial condition and results of operations.

The asset quality of financial institutions, including us, may be affected by exposure to public sector debt.

Argentine financial institutions hold bonds of, and extend loans to, the Argentine federal and provincial governments as part of their portfolios. The financial institutions’ exposure to the public sector has decreased year after year, from 48.9% in 2002 to 3.1% of total assets in 2016.

As of December 31, 2016, our exposure to the public sector, excluding Letras del Banco Central (Central Bank bonds, “Lebacs”) and Notas del Banco Central (Central Bank notes, “Nobacs”), amounted to Ps.5.8 billion, representing 3.7% of our total assets as of that date.

To some extent, the value of the assets held by Argentine financial institutions, as well as their income generation capacity, is dependent on the public sector’s creditworthiness, which is in turn dependent on the Argentine and the provincial government’s ability to promote sustainable long-term economic growth, generate tax revenues and control public spending. Should the public sector fail to fulfill its commitments in due time and proper form, this could have a negative adverse effect on our business, financial situation and results of operations.

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

From 2009 to 2011, the ratio of non-performing private sector lending declined overall, with a record minimum ratio of 1.4% as of December 31, 2011 for the financial system as a whole. The improvement was reflected in both the consumer loan portfolio and the commercial portfolio. From 2012, the ratio of non-performing private sector lending increased, reaching 1.9% as of December 31, 2014. During 2015, the ratio of non-performing private sector lending decreased to 1.6% and during 2016 reached 1.7% for the financial system as a whole.

Our credit portfolio quality ratio followed the financial system trend standing at 1.1% for our entire portfolio, as of December 31, 2016. During 2016 our coverage ratio reached 176%.

Despite the quality of our portfolio, we may not succeed in recovering substantial portions of outstanding loans. If Argentina’s economic growth slows or the financial condition of the private sector deteriorates, the financial system, including us, could experience an increase in the incidence of non-performing loans.

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

Despite the fact that most of these measures have been rescinded, we cannot assure you that in an adverse economic environment the government will not adopt new measures in the future, restricting the ability of creditors to enforce their rights, which could have a material adverse effect on the financial system and our business.

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

On September 18, 2014, a dispute resolution mechanism was created by Law No. 26,993, so that consumers and suppliers can resolve any claim, the amount of which does not exceed a value equivalent to fifty-five (55) minimum monthly wage payments, within thirty (30) days. These regulations provide for fines for companies that do not attend the hearings.

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. We cannot provide any assurance that judicial and administrative rulings based on applicable regulations, or measures adopted by the enforcement authorities, will not increase the consumer protection given to debtors and other clients in the future, nor can we provide any assurance that these rulings and measures will not favor the claims initiated by consumer groups or associations. In such circumstances, certain penalties and remedies could prevent or limit the collection of payments due for services and in connection with financing provided by banks, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates that financial entities may charge clients and the fees that they may charge merchants. The Secretary of Commerce issued Resolution 51/2017 on January 20, 2017, which imposed certain changes to the methodology for the display of financed prices, among other issues related to consumption in quotas by individuals. Moreover, general legal provisions exist pursuant to which courts could decrease the interest rates and fees agreed upon by the parties on the grounds that they are excessively high. On the other hand, the Central Bank has also established certain rules that grant broad protections for consumers of financial services that offer greater control over the relationship between them and their clients. The Central Bank regulations provide: (i) that prior authorization is required to implement new commissions for new products and/or services offered and to increase existing commissions for products that are considered commodities and (ii) the ability of financial institutions to receive remuneration for any insurance product that the client is forced to purchase as a condition of access to financial services. A change in applicable law or the handing down of court decisions that lower the cap on interest rates and fees that clients and merchants may be charged could reduce our revenues and therefore negatively affect our results of operations.

Class actions against financial entities for an indeterminate amount may adversely affect the profitability of the financial system.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nevertheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates and advice in the sale of public securities, among others. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.

The Argentine government has historically exercised significant influence over the economy. Financial institutions, in particular, have operated in a highly regulated environment. Between 2001 and 2015, a series of new regulations were issued, mainly regulating the foreign exchange market, capital and minimum cash requirements, lending activity, interest rate limits and dividend distribution for financial institutions. In addition, various international developments such as the adoption in Argentina of risk-based capital, leverage and liquidity standards by the Basel Committee on Banking Supervision in December 2010 known as “Basel III” will likely continue to impact us in the coming years.

Moreover, the Central Bank imposed new restrictions on the distribution of dividends, including a limitation on the maximum distributable amount of dividends. In addition, since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margin requirements have to be complied with, including a capital conservation margin and a counter-cycle margin. The capital conservation margin shall be 2.5% of the amount of capital risk weighted assets (“RWA”), in the case of entities considered systemically important (“D-SIB”), like us, the margin will be increased to 3.5% of the amount of capital RWA. The counter-cycle margin shall be within a range of 0% to 2.5% of RWA, but Communication “A” 5938 of the Central Bank, established countercyclical margin in 0% as of April 1, 2016. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished.

Since June 2012, the Central Bank has had in place a regime to finance productive investment, by which certain financial entities, including us, must allocate a certain amount of the deposits held by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods, the construction of plants, the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). The Central Bank extended the term of this regime during 2013, 2014, 2015 and 2016. As a result of the new administration taking office, the Central Bank established certain guidelines, and continued with the regime to finance productive investment setting its limitof at least 18% of the monthly average of the deposits held by the non-financial private sector (for first semester of 2017).

In addition, in March 2016, the Central Bank established that the net global position in foreign currency of financial institutions cannot exceed the lesser of 10% of the bank´s regulatory capital (Responsabilidad Patrimonial Computable, or the “RPC”) or the liquid funds of the institution, effective as of April, 2016. This limit shall be increased by an amount equal to the increase in the monthly balance of financing received from abroad and settled through the MULC, converted to Pesos at the reference exchange rate, during the time period between January 31, 2014 and the last month to which the global net position is referred to. As a result, financial entities, including us, sold part of their position in U.S. dollars in order to comply with such rule. We cannot assure that laws and regulations currently governing the economy or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations.

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

In addition, the new Civil and Commercial Code also modifies the applicable regime for contractual provisions regarding payment obligations in foreign currency, stating that such obligations can be settled in Pesos. This modifies the legal regime, under which debtors could only cancel such obligations by making the payment in the specific currency agreed in their contracts. Notwithstanding the foregoing, it is still under discussion as to whether the option to cancel an obligation in foreign currency in Pesos can be waived by the debtor.

Such changes in the regulatory framework and further changes in the future could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, which could cause uncertainty with respect to our future financial condition and results of operations. We cannot assure that laws and regulations currently governing the economy or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations. For more information, see Item 4.B “Argentine Banking Regulation”.

Argentina’s insufficient or incorrect implementation of certain anti-money laundering and combating the financing of terrorism (“AML/CFT”) recommendations may result in difficulties to obtain international financing and attract direct foreign investments.

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report (the “Mutual Report”) on AML and CFT in Argentina. The Mutual Report stated that, since the prior evaluation in 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at that time, and the FATF subsequently placed Argentina under enhanced monitoring.

In June 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime.

In June 2012, the plenary meeting of the FATF held in Rome highlighted the progress made by Argentina but also urged the Argentine government to make further progress regarding its AML/CFT deficiencies. Notwithstanding the improvements that Argentina made, in October 2012 the FATF determined that certain strategic AML/CFT deficiencies continued, and that Argentina would be subject to continued monitoring.

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including the issuance of new regulations strengthening suspicious transaction reporting requirements and the financial sector regulator’s existing powers to apply sanctions for AML/CFT deficiencies. Such progress has been recognized by the FATF. In this regard, in June 2014 the FATF stated that Argentina had made significant progress in addressing the deficiencies in its AML/CFT measures as identified in the Mutual Report, and that subsequent to the adoption of such measures, Argentina had strengthened its legal and regulatory framework, citing certain specific examples. As a result of such progress, the FATF plenary decided that Argentina had taken sufficient steps in addressing technical compliance with the core and key recommendations, such that Argentina could be removed from the compliance monitoring process. In addition, on October 24, 2014 the FATF welcomed Argentina’s significant progress in improving its AML/CFT regime and stated that Argentina would work with the FATF and the Financial Action Task Force of Latin America (Grupo de Acción Financiera de América del Sur) as it continued to address the full range of AML/CFT issues identified in its Mutual Report.

Although Argentina has made significant improvements in its AML/CFT regulations, and is no longer subject to the FATF’s ongoing global AML/CFT compliance process, no assurance can be given that Argentina will continue to comply with AML/CFT international standards, or that Argentina will not be subject to the FATF’s ongoing global AML/CFT compliance process in the future, circumstances which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments and which could in turn, negatively effect our business.

Certain changes to services and commissions charged by financial entities on debit and credit card sales may affect our result of operations.

We receive income from the commissions we charge merchants on debit and credit card transactions. A change in applicable law that place limits on the fees that merchants may be charged may adversely reduce our revenues. On September 8, 2016, one of the chambers of the Argentine Congress approved a draft bill that aims to reduce credit card sales commissions from 3% to 1.5%, and debit card sales commissions from 1.5% to 0%. The draft bill was not approved by the Argentine Congress in 2016. Nevertheless, on March 31, 2017, the Central Bank issued Communication “A” 6212, effective as of April 1, 2017, which reduces credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively.

The application of the limits set by the Central Bank and any further reductions on credit and debit cards sales commissions could adversely affect our profitability, financial condition and results of operations.

Increased operating costs may affect our results of operations

We face the risk of potential claims initiated by individual workers or unions, and possible strikes or general strikes, in the context of negotiations relating to salary increases, benefits and / or compensation. The occurrence of any of the above could increase our operating costs, which could in turn have a negative impact on our business, financial position and results of operations

Risks relating to us

Our target market may be the most adversely affected by economic recessions.

Our business strategy is to increase fee income and loan origination in one of our principal target markets; low- and middle-income individuals and small- and medium-sized companies (“Pymes”).

This target market is particularly vulnerable to economic recessions and, in the event of a recession, growth in our target market may slow and consequently adversely affect our business. The Argentine economy as a whole, and our target market in particular, have not stabilized enough for us to be certain that demand will continue to grow. Therefore, we cannot assure you that our business strategy will ultimately be successful without undue delay or at all.

Major shareholders have the ability to direct our business and their interests could conflict with yours.

As of December 31, 2016, our major shareholders, Jorge Horacio Brito and Delfín Ezequiel Carballo, directly or beneficially own 5,366,463 Class A shares and 107,431,304 Class B shares and 4,895,416 Class A shares and 106,805,523 Class B shares, respectively. Although currently there is no formal agreement among them, if voting together, they could control all decisions made by shareholders with respect to us. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any.

We will continue to consider acquisition opportunities, which may not be successful.

We have historically expanded our business primarily through acquisitions. We will continue to consider attractive acquisition opportunities that we believe may offer additional value and are consistent with our business strategy. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or that we will be able to acquire promising target financial institutions on favorable terms or that the Central Bank will approve any such transaction without undue delay or at all. Additionally, our ability to obtain the desired effects of any such acquisitions will depend in part on our ability to successfully complete the integration of those businesses and capture expected synergies, of which there can be no assurance. The integration of acquired businesses entails significant risks, including customer retention, integration, valuation adjustments and liability assumption risks. Any integration process gives rise to costs and uncertainties and may strain management resources and business functions. The occurrence of any of the above may have a material adverse effect on our business, results of operations, cash flow or financial condition.

Increased competition in the banking industry may adversely affect our operations.

We expect that competition in the banking industry, particularly with respect to Pymes, is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to achieve.

Reduced spreads between interest rates received on loans and those paid on deposits, without corresponding increases in lending volumes, could adversely affect our profitability.

The spread for Argentina’s financial system between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns.

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

We estimate and establish reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. We may not be able to timely detect these risks before they occur, or due to limited resources or availability of tools, our employees may not be able to effectively implement our credit risk management system, which may increase our exposure to credit risk.

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

We depend on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of our automatic teller machine (“ATM”) network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with us.

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

An increase in fraud or transactions errors may adversely affect us.

Given the number of transactions that take place in a financial institution, although we have implemented numerous controls to avoid the occurrence of inefficient or fraudulent operations, errors can occur and aggravate even before being detected and corrected. In addition, some of our transactions are not fully automatic, which may increase the risk of human error or manipulation, and it may be difficult to detect losses quickly. Likewise, cybersecurity is a significant risk to us. Cybersecurity incidents or personal and confidential information may adversely affect the security of information stored and transmitted through the Issuer’s computer systems and may cause existing and potential customers to refrain from doing business with us.

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

Moreover, there are important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. Except as otherwise described herein, we prepare our financial statements in accordance with Central Bank Rules, which differ in certain significant respects from U.S. GAAP and, to a certain extent, from Argentine GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of banks in the United States. See Item 5. “Operating and Financial Review and Prospects—U.S. GAAP and Central Bank Rules Reconciliation” for a description of the principal differences between Central Bank Rules and U.S. GAAP and how they affect our financial statements and note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2016 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

On February 12, 2014, the Central Bank, through Communication “A” 5541, established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018, as well as those of interim-periods. We are in the process of implementing such IFRS conversion process. See note 7 to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

If we should fail to comply with all applicable banking and securities laws and regulations or detect money laundering and other illegal or inappropriate activities in a comprehensive or timely manner, our business interests and reputation may be harmed.

We must be in compliance with all applicable banking and securities laws and regulations. In recent years, the Argentine government and relevant governmental agencies have modified policies and mechanisms of control over financial activity, as well as the parameters surrounding monetary and disciplinary penalties that may affect our results of operations and reputation.

For example, on November 29, 2012, the Argentine Congress passed Law 26,831 (the “Capital Markets Law”), which modified the public offer regime set forth by Law No.17,811, as amended. One of the most significant amendments introduced by refers to the powers of the CNV. The incorporation of Section 20 has raised concern in the market, especially among listed companies, as it entitles the CNV to (i) appoint supervisors with powers of veto on resolutions adopted by a company’s board of directors and (ii) disqualify a company’s board of directors for a period of 180 days when, as determined by the CNV, the interests of the minority shareholders and/or security holders are infringed. In addition, pursuant to section 51 of the Capital Markets Law, the CNV may suspend registered broker agents on a preventive basis, as ocurred during the first quarter of 2015 to several financial system entities, including with Banco Macro and our subsidiary Macro Securities. For more information see Item 8. “Legal Proceedings”.

In addition, anti-money laundering laws and regulations require, among other things, that we adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations and reporting of suspicious or unusual transactions to the applicable regulatory authorities. While we have adopted policies and procedures intended to detect and prevent the use of our network for money laundering activities and by terrorists, terrorist organizations and other types of organizations, those policies and procedures may fail to fully eliminate the risk that we have been or are currently being used by other parties, without our knowledge, to engage in activities related to money laundering or other illegal activities.

To the extent that we do not comply with applicable banking and securities laws and regulations or we don’t detect illegal activities from an anti-money laundering or other standpoint, the relevant governmental agencies (including the Central Bank, the CNV and the UIF) are authorized and empowered to impose fines, suspensions and other penalties on us. In particular, pursuant to Communication “A” 5785, as amended, sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the board of directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s Board of Directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee and (iv) others, such as its managers.

We cannot assure you that relevant governmental agencies will not continue to impose penalties or that such penalties will not adversely affect our business, reputation, financial condition and results of operations.

Risks relating to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under new Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. See “—Risks relating to the Argentine financial system – Governmental measures and regulatory framework affecting financial entitites could have a material adverse effect on the operations of financial entities”.

Since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margin requirements have to be complied with, including a capital conservation margin and a countercyclical margin. The capital conservation margin shall be 2.5% of the amount of capital RWA, in the case of entities considered D-SIB, like us, and the margin will be increased to 3.5% of the amount of capital RWA. The countercyclical margin shall be within a range of 0% to 2.5% of RWA, but Central Bank Communication “A” 5938, established countercyclical margin of 0% as of April 1, 2016. This margin can be reduced or cancelled by the Central Bank upon its determination that the systematic risk has been diminished.

Since January 2015, Central Bank Communication “A” 5827, as amended, has required that financial entities must make an accounting entry of any administrative and/or disciplinary penalties and adverse criminal judgments pending before the courts, provisioning 100% of the respective penalty provided under each such action until payment is made or a final judgment is entered. Pursuant to Central Bank

Communication “A” 5827 this provisioned amount must also be deducted from the distributable amount. In April 2016, the Central Bank issued Communication “A” 5940, pursuant to which the financial entities that, as of the date thereof, had an amount for such penalties and judgments registered in the account “Provisions – For administrative, disciplinary and criminal penalties,” must analyze, according to the enforcing legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” issued by the Central Bank (which set forth that penalties must be probable and that their amount can be reasonably estimated).

For fiscal years ended December 31, 2011 and 2012, we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We did reach such regulatory threshold for fiscal years ended December 31, 2013 and 2014. For fiscal year 2014 and 2015 we obtained authorization from the Central Bank to distribute dividends and distributed such dividends in March 2016 and August 2016, respectively. In addition, we have met the regulatory threshold for the fiscal year ended December 31, 2016 and are currently awaiting Central Bank and shareholder’s meeting approval to pay the relevant dividends accordingly.

No assurance can be given that in the future we will be able to reach the regulatory threshold or that, even if we are able to do so, the Central Bank will continue to grant us the authorization to distribute dividends or that such authorization shall be for the full amount of distributable dividends.

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 16 to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under Argentine Corporate Law No. 19,550 (the “Argentine Corporate Law”), if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, U.S. holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the Securities Act of 1933 (the “Securities Act”) is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary. If they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our Class B shares and/or ADSs.

On September 23, 2013, Law No. 26,893 amending the Argentine Income Tax Law (as amended by Decree 649/97 and its subsequent modifications, the “Income Tax Law”) was enacted. According to the amendments, the sale, exchange or disposition of shares and other securities not traded in or listed on capital markets and securities exchanges is subject to income tax at a rate of 15% when the income is obtained by Argentine resident individuals or by foreign beneficiaries (in the case of foreign beneficiaries, the capital gain tax could apply at a 13.5% rate on the gross price or 15% rate on actual net income, unless a treaty to avoid double taxation provides a reduced capital gains rate). These amendments were regulated by Decree 2334/2013. See “Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs”. However, as of today, many aspects of this capital gain tax remain unclear. Pursuant to certain announcements made by Argentine tax authorities, the capital gain tax would be subject to further regulation and interpretation, which may adversely affect our results and the results of our subsidiaries, as well as the tax treatment of our Class B shares and/or ADSs.

The source of income derived from the sale of ADSs, distribution of dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. As of the date of this annual report, no administrative or judicial rulings have clarified the ambiguity in the law.

Therefore, holders of both our Class B shares and ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Non-Argentine companies that own our Class B shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina.

Under Argentine law, foreign companies that own shares in an Argentine corporation incorporated within the City of Buenos Aires are required to register with IGJ, in order to exercise certain shareholder rights, including voting rights. If you own Class B shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class B shares may be limited.

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

Prior to March 24, 2006, there has not been a public market for the ADSs or, in the case of our Class B shares, a market outside of Argentina. We cannot assure you that any market for our Class B shares or for the ADSs will be available or liquid nor can we assure of the price at which the Class B shares or the ADSs may be sold in any such market.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell Class B shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as such other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2016, the ten largest companies in terms of market capitalization represented more than 84% of the aggregate market capitalization of the MERVAL). Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BCBA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

We are traded on more than one market, which may result in price variations and investors may not be able to easily move shares for trading between such markets.

The trading prices of our ADSs and our Class B shares may differ on different markets due to various factors. Any decrease in the price of our Class B shares on the MERVAL or the Mercado Abierto Electrónico (“MAE”) could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the Argentine Corporate Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Payments on Class B shares or ADSs may be subject to FATCA withholding.

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Class B Shares and the ADSs, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B shares or the ADSs, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B Shares and the ADSs, such withholding would not apply prior to January 1, 2019. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Class B Shares and the ADSs.

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

From then onwards and up to 1995, Banco Macro operated as a wholesale bank, being a pioneer in corporate bonds issuances. It mainly acted in the areas of money markets, trading of government and corporate bonds and financial services for medium and big companies.

Since 1994, Banco Macro has substantially changed its business strategy, focusing on retail banking in market areas with a low level of banking transactions and high growth potential, particularly in the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, we started to acquire entities as well as assets and liabilities resulting from the privatization of provincial and other banks, including Banco Misiones, Banco Salta and Banco Jujuy.

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

We currently offer traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing our objective to be a multi-service bank.

In addition, Banco Macro performs certain transactions through its subsidiaries, including mainly Banco del Tucumán, Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos S.G.F.C.I. S.A.

Our shares have been publicly listed on the MERVAL since November 1994, and on the NYSE since March 24, 2006 and have been authorized to list on the MAE since October 2015.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps.110 million. We have developed a project to build our new corporate offices on this site. Work was initiated in 2012 and is expected to be complete by 2017. As of December 31, 2016 the total aggregate amount invested in the project was Ps.1,211.2 million (approximately US$122.5 million at the applicable exchange rates at the end of the month as of the respective dates of such investments). The total cost of this project, is estimated at approximately US$170 million.

For more information, see Item 4.D “Property, plants and equipment”.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and Pymes, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of November 30, 2016, we were ranked first in terms of branches and equity, third in terms of total loans and fourth in terms of total deposits among private banks in Argentina.

As of December 31, 2016, on a consolidated basis, we had:

•	Ps.154,999.0 million (US$9,779.0 million) in total assets;

•	Ps.86,540.4 million (US$5,459.9 million) in loans to the non-financial private sector and foreign residents;

•	Ps.111,939.7 million (US$7,062.4 million) in total deposits;

•	approximately 3.3 million retail customers and 0.1 million corporate customers; and

•	approximately 1.6 million employee payroll accounts for private sector customers and provincial governments and 0.8 million retiree accounts.

Our consolidated net income for the year ended December 31, 2016 was Ps.6.540,8 million (US$412.7 million), representing a return on average equity of 34.1% and a return on average assets of 5.2%.

In general, given the relatively low level of banking intermediation in Argentina, there are limited products and services being offered. We are focusing on the overall growth of our loan portfolio by expanding our customer base and encouraging them to make use of our lending products. We have a holistic approach to our banking business and do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. We offer savings and checking accounts, credit and debit cards, consumer finance loans and other credit-related products and transactional services available to our retail customers and Pymes through our branch network. We also offer Plan Sueldo payroll services, lending, corporate credit cards, mortgage finance, transaction processing and foreign exchange. In addition, our Plan Sueldo payroll processing services for private companies and the public sector give us a large and stable customer deposit base.

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•	Strong financial position. As of December 31, 2016, we had excess capital of Ps.17,522.1 million. (22.1% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Consistent profitability. As of December 31, 2016, we had obtained profitability for the last 60 consecutive quarters, the only bank with such a track record in Argentina, with a return on average equity of 33.4%, 37.2% and 34.1% for the years ended December 31, 2014, 2015 and 2016 compared to 32.7%, 32.4% and 29.7%, respectively, for the Argentine banking system as a whole.

•	Strong shareholders’ equity. Our shareholders’ equity as of December 31, 2014, 2015 and 2016 as calculated under Central Bank Rules, was Ps.11,491.8 million, Ps.15.877,6 million and Ps.22,105.9 million, respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2014, 2015 and 2016 was Ps.11,418.5 million, Ps.15,873.2 million and Ps. 22,303.9 million, respectively.

•	Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among Pymes, generally located outside the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•	High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. Our focus is particularly on some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have benefited from the export-driven growth in the Argentine economy.

•	Largest private-sector branch network in Argentina. With 444 branches and 1,395 ATMs as of December 31, 2016, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 93% of these branches are located outside of the City of Buenos Aires.

•	Loyal customer base. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•	Exclusive financial agent for four Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide their employees with Plan Sueldo accounts, giving us access to substantial low cost funding and a large number of loyal customers.

•	Strong and experienced management team and committed shareholders. We are led by committed shareholders who have transformed us from a small wholesale bank to one of the strongest and largest banks in Argentina and by a senior management team with large experience in the banking industry.

Our strategy

Our competitive strengths position us to better participate in the future development of the Argentine financial system.

We operate in accordance with our sustainability policy based on five business-related strategic pillars that affect all our clients, establishing a short-, medium- and long-term sustainability strategy. Our strategic sustainability pillars are:

•	Financial inclusion and education: encouraging the use of banking products and accessibility, focused on lower income sectors and the financial education of all communities.

•	Direct and indirect environmental effect: encouraging the protection of the environment and society, both internally and in our value chain.

•	Responsibility for the wellbeing and inclusion of people: aiming to improve the quality of life of individuals, we support the professional development of our staff and encourage diversity and inclusion.

•	Development of Pymes and enterprises: accompanying our clients in the development of their businesses, offering customized products services and providing knowledge, advice and the best customer service.

•	Transparency in all our actions: in order to create a framework of trust and credibility for all our interest groups, in compliance with the main national and international transparency and management responsibility standards and best practices.

Our goal is to promote our overall growth by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We achieve this goal by managing the Bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring banks throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We have taken advantage of the opportunities presented by the Argentine financial system to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank.

We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:

•	Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and Pymes, most of which have traditionally been underserved by the Argentine banking system and are generally located outside the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition.

•	Further develop branch network. We seek to further expand our branch network management model and the development of the network by opening new branches, reinforcing local business opportunities and targeting support and sale points in accordance with the specific needs of our clients.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers, we intend to:

•	Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers. Increase corporate financing by means of a wide offer of credit and transaction products that suit each client’s profile and needs.

•	Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Strengthen our market share in credit cards by increasing promotional activity and benefits for clients.

•	Further expand the use of automatic channels both in customer acquisition and retail products, increasing operational efficiency.

•	Further expand the development of the customer service support, granting them different means to carry out financial transactions without time limits, in a total secure, simple and comfortable manner.

•	Grow our high-end customer base through our Selecta product suite.

•	Focus on new sustainability objectives. We intend to focus on new sustainability objectives in line with our business, in the fundamental areas of the Bank and further expand such initiatives.

•	Look for growth opportunities. As we have done in the past, we expect to continue looking for opportunities to grow our bank and evaluate from time to time assets that may become available in our sector.

Our products and services

We provide our customers with a combination of standard products and services that are designed to suit individual needs. We have two broad categories of customers: (i) retail customers, who include individuals and (ii) corporate customers, which include small, medium and large companies and corporations. In addition, we provide services to four provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business and do not manage the Bank by segments or divisions or by customer categories, products and services, regions, or any other segmentation for the purpose of allocating resources or assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

Retail customers

Overview

We serve our retail customers with the objective of satisfying their financial needs, whether savings, transactional or funding. Retail customers are classified according to their labor condition or their main income source, in the following categories: Plan Sueldo (Salary Plan), Retired, Open Market and Professionals and Business. We provide services to them throughout Argentina, in particular in areas outside the City of Buenos Aires, which have higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 93% of our branches are located outside the City of Buenos Aires.

We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, ATMs and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 22% currently have a personal loan from us and only 39% currently have a credit card. We believe there is strong potential to increase these percentages.

Our efforts have been aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, through our individualized, professional advice, which we believe is an important feature that distinguishes us in our target markets.

Our main goals for the retail bank are to keep our leading position in personal loans, increase our market share in the credit cards business, using this product as a tool to strengthen relations with customers, improve credit quality ratios and promote a diversified time deposit portfolio and to generate a strong and stable fee base.

In this regard, and aiming to continue growing in the credit card market, we intensified efforts to increase consumption and total assets. We also improved the use of our clients’ information as a tool to implement better cross selling, client retention and default prevention commercial actions.

In 2016, the market share of our consumer financing product lines remained stable, as did our personal loan portfolio and we experienced significant growth in our credit card products.

Savings and checking accounts and time deposits

We generate fees from providing account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

Our commercial and customer bonding actions enable us to achieve growth in the deposit portfolio above market levels, mainly due to an increase in time deposits of retail customers which intensified funding diversification. The deposits portfolio to individuals grew by 25% in 2014, 55% in 2015 and 62% in 2016, accounting for 64% of total deposits as of December 31, 2016.

Accounts and account packages are the primary channels for cash deposits and are two of the main drivers of fee income. For this reason, we focus on the life cycle of the account packages, promoting loyalty measures and retention of our products.

In 2013 the payment of governmental family credits into bank accounts was implemented, resulting in the opening of over 45,000 accounts and the issuance of associated debit cards. In 2014 we recorded an increase in accounts of approximately 180,000, or 7%. In 2015, the number of retail accounts increased by 17% and in 2016 by 11%.

In 2016, we implemented the opening of special savings account, which required customers only to provide their natural identity card, with the aim of introducing into the banking system those individuals who still do not have any accounts in the financial system. Furthermore, we launched new functionalities in “Home Banking” and established a customer call center so that our clients can open accounts and request the cancellation of products through this channel.

Within the framework provided by the Tax Amnesty Law No. 27.260, in 2016 we also worked on opening special accounts and accepting deposits in accordance with the options available to clients under the applicable regulations.

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. With respect to transactional accounts, the monetary volume of purchase transactions increased by 45%, 51% and 43% in 2014, 2015 and 2016, respectively. In 2016, the number of debit cards we issued increased by 13%.

The following table reflects the number of retail accounts as of December 31, 2014, 2015 and 2016:

	Approximate number of retail accounts (as of December 31, of each year)
Product	2014	2015	2016
Savings
Total savings accounts	2,340,533	2,725,792	2,994,846
Plan Sueldo (private and public sector)	1,209,496	1,365,612	1,516,176
Retirees	700,340	711,514	763,028
Open market, professionals and business	430,697	648,666	715,642
Checking
Checking accounts	610,184	713,577	809,240
Electronic account access
Debit cards	2,327,188	2,558,520	2,928,969

Lending products and services

We offer personal loans, document discounts, residential mortgages, overdrafts, pledged loans and credit card loans to our retail customers.

We intend to continue to increase our retail lending by focusing our marketing efforts on underserved target markets such as low- and middle-income individuals. We also plan to continue to cross-sell our retail lending products to our existing customers, particularly targeting those who may choose to open savings and checking accounts with us because we already provide their payroll and pension services.

During 2014, our retail loan portfolio increased by 21%, as compared to 2013, maintaining the second position among other institutions in the financial system in terms of volume of personal loan and credit card portfolios.

In 2014, our personal loan portfolio increased by 16%, allowing us to maintain our leading position with a market share of 14%, with such growth primarily due to our continuing with the mass communication strategy started in 2013. In addition to the communication tools already used by us, mainly based on mobile devices, we added the “pre-approved loan notice” alert on our Home Banking page. With the aim of improving service and streamlining the granting of loans, we utilized internal campaigns to encourage lending through automatic channels.

Our credit card business grew significantly in 2014, with the portfolio balance increasing by 35% and consumption increasing by 43% as compared to 2013. During the year, we carried out a vigorous telemarketing program, with the aim of improving benchmarks, including product activation, increased consumption and higher limits. Efforts were made to improve efficiency and reduce service costs, resulting in a material increase in the number of accounts subscribing to our e-account statement service. During 2014, we observed a significant increase in the profitability of our credit card products, due to the implementation of a strategy aimed at increasing fees and reducing funding costs while not affecting business volumes.

In 2015, our retail loan portfolio increased by 47%, our personal loan portfolio grew by 44% and our credit card portfolio increased by 60%, in each case as compared to 2014.

During 2016 we continued working on the promotion of an inclusive financial system, with a special focus on improving the accessibility of people with a low level of participation in the banking sector. We also worked to increase the personal loan portfolio and the volume of sales through alternative channels. We maintained our position in credit cards in terms of consumption and total assets, positioning it as a strategic product in the capture of customers. The PROCREAR Program is an Argentine government initiative aimed at boosting economic activity, creating jobs and providing solutions to the housing problems of low-income families (the “PROCREAR Program”). Additionally, we launched a new line of mortgage loans in adjustable purchase value units, or UVAs (an inflation adjustment unit), which allowed us to be part of the PROCREAR Program Own House Solution, for beneficiaries selected by ANSES. We also continued to encourage the granting of loans through automatic channels, with the objective of making life easier for our clients and facilitating their immediate access to loans, without having to visit our physical branches.

As of December 31, 2016, our retail loan portfolio accounted for 57% of our total loan portfolio. Our personal loan portfolio grew by 28% and our credit card portfolio grew by 30% compared to 2015.

We are one of the major credit card issuers in Argentina, with approximately 2.6 million credit cards in circulation for retail costumers as of December 31, 2016. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger amount purchases.

As of December 31, 2014, 2015 and 2016, our consumer loan portfolio was as follows:

	Consumer loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2014		2015		2016
Overdrafts	251.1	0.9%	290.2	0.7%	368.0	0.7%
Documents	443.7	1.6%	591.7	1.5%	947.5	1.9%
Mortgage and pledged loans	959.3	3.6%	1,014.7	2.6%	1,127.1	2.2%
Credit card loans	8,554.9	31.8%	13,661.9	34.5%	17,796.0	34.8%
Personal loans	16,401.5	61.0%	23,688.9	59.8%	30,280.4	59.3%
Other	289.7	1.1%	384.8	1.0%	550.0	1.1%
Total	26,900.2	100.0%	39,632.2	100.0%	51,069.0	100.0%

As of December 31, 2016, personal loans, which comprise the largest share of our consumer loan portfolio, carried an annual average interest rate of 37.5% and an average maturity of 50.2 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and to the private sector for a total aggregate of 2.3 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

Corporate customers

Overview

Legal and natural persons of the private non-financial sector that develop commercial and/or industrial activities are included in the corporate customer category. We provide our corporate customers with traditional banking products and services such as deposits, lending (including overdraft facilities), check cashing advances and factoring, guaranteed loans and credit lines for financing foreign trade and cash management services. We also provide them trust, payroll and financial agency services, corporate credit cards and other specialty products.

The corporate business is focused on classification by size and sector. We have four categories for our corporate customers: (1) small companies, which register up to Ps.200 million in sales per year; (2) medium-sized and large companies, which register more than Ps.200 million and less than Ps.800 million in sales per year; (3) agro companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products and (4) corporates which register more than Ps.800 million in sales per year.

We support productive activities through the promotion of development, new trends and innovation, since our goal is to continue offering the best services for market participants active in agriculture, industry and commerce. Based on values of close customer relationships, effort, hard work, dedication and community, we offer financing lines according to each customer profile that contribute to their growth, their development and that of their communities.

As in previous years, in 2016 we continued developing our decentralized segment-specific service strategy aimed at improving customer service. At present, we have a network of branches with business officials specialized in each category, offering a wide range of products, including working capital facilities, and credit for investment projects, leasings and foreign trade transactions.

Our corporate customer base also acts as a source of demand for our excess liquidity through overnight and short-term loans to large corporate customers. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Lending products and services

Most of our current lending activity consists of working capital loans to Pymes. Our historic focus on Pymes has enabled us to diversify our credit risk exposure, by granting smaller-sized loans to clients in diverse business sectors. As of December 31, 2016, our 20 largest private sector loans accounted for 7% of our total corporate loans.

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

Medium- to long-term facility risks are mitigated through different mechanisms that range from pledges and mortgages, to structured deals through financial trusts whereby the debtor pledges the underlying asset, mostly future income flows. Regardless of the term and based on the fact that these credit lines are devoted to small to medium-sized companies, our policy is to require personal guarantees from the owners, although the underlying debtor rating remains unchanged.

In 2014, our corporate loan portfolio (without loans to large companies) increased by 17%, driven by an increase in pledge loans, discounted checks, work progress certificates and credit cards. This increase was offset by a 28% decrease in the large companies loan portfolio.

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

During 2014 we served the financial needs of more than 15,000 agricultural producers, such as providing working capital financing, including approximately 1,000 investment projects totaling over Ps.578 million through our program “Credit Facilities for Productive Investments. Additionally, measures adopted in connection with our credit product “Macro Agro Cards”, were especially important, resulting in a more effective activation of accounts and an increase in consumption volumes and portfolio balances of 51% and 62%, respectively, in 2014, mainly as a result of the new alliances with such agricultural producers. Loans to agribusiness companies grew by 14% in 2014 as compared to 2013.

In 2014, the loan portfolio for Pymes increased by 22%, mainly due to the increase in discounted checks, pledged loans and other advances. Through our program “Credit Facilities for Productive Investments”, we funded venture projects for over 1,500 companies in an aggregate amount of Ps.935 million. In this regard, our strategy of offering a wide range of products with a fast approval process was essential in reaching more clients,.

In 2014, our medium-sized companies loan portfolio increased 14%, as compared to 2013.

In 2015, we focused on expanding our leadership in the corporate banking business.

We focused on supporting the development of Pymes and local businesses. The greater portion of the Credit Facilities for Productive Investments Program was assigned to this group of clients, supporting investment projects that further develop these businesses and their related communities.

We forged strategic partnerships with the corporate banking sector, urging entities in this sector to offer high quality products to our Pymes clients. We created the Comunidad de Negocio (“Business Community”) concept, a management model that allowed us to increase our Pymes loan portfolio by 48% in the amount of granted credits. We also created specific credit facilities for Pymes.

In 2015, we developed specific credit lines for medium-sized and large companies. For large companies, we were able to increase the penetration of Plan Sueldo (Salary Plan) accounts by embracing the geographic distribution of the network and our relationship with large companies.

In 2015, in relation to the agribusiness sector, we focused on positioning ourself as a Banco de Proximidad (local bank), forging stronger relationships with producers by means of periodic meetings with our clients in strategic zones.

Our “Macro Agro Credit Cards” product presented significant growth in 2015, gaining the greatest increase in market share of similar products. We continued supporting local economies with customized products for the tobacco, sugar and yerba sectors.

We created strategic partnerships with large suppliers, which enabled our clients to purchase inputs at minimal financial cost. This was very beneficial for segments with seasonal activities.

We relaunched our credit line for the development of regional exports related to the Argentine Federal Investment Commission. In 2015, under this program, eleven transactions were closed totaling Ps.6.7 million.

As result of these measures, in 2015 the commercial loan portfolio increased by 34%, as compared to 2014. Loans to small and medium-sized companies increased by 47% in 2015, as compared to 2014, primarily due to a 53% increase in documents and a 62% increase in mortgage loans. Loans to agribusiness companies grew by 42% in 2015, as compared to 2014, primarily due to a 68% increase in credit card loans, a 46% increase in documents and a 47% increase in mortgage loans. The medium-sized and large companies loan portfolios increased by 30% and 2%, respectively, as compared to 2014.

During 2015 we provided Ps.3.0 billion in financing through our Credit Facilities for Productive Investments program. As of December 31, 2015, the total amount outstanding was Ps.6.3 billion.

As of December 31, 2016, the comercial loan porfolio accounted for 43% of the total loan porftolio, including loans to the financial and public sector, that accounted for 4%. In 2016, our focus was Pymes and regional businesses, working to offer products and services tailored to each company profile, primarily based on size and the location of operations. In 2016, our management has been focused on growing this segment and consolidating our relationships with existing clients.

We supported the growth of Pymes through the development of businesses and sustainable links throughout the country. The geographic distribution, proximity, personalized attention and the knowledge of our clients and the regional economies allow us to detect their needs and support them in the financing of their projects, as well as to provide transactional solutions for the management of their payments and collections.

We have continued with actions aimed at financing small-scale client producers and suppliers of the value chain of our Megra customers. Among these actions are agreements with large companies buying yerba mate in the northeast region of Argentina and the tobacco companies of Salta and Jujuy.

Within our Corporate Banking division (“Corporate Banking”), we sought to strengthen our relationship with existing and new clients, in order to position ourselves as one of the main banks in the corporate banking sector. This allowed us to provide specialized assistance to each of the companies which constitute the different value chains, with products tailored to their needs. In addition, we worked together with our Retail Banking division and our network of branches to increase the base of Plan Sueldo and increase our market share in credit products.

Regarding our Agro Banking division (“Agro Banking”), we continued to support regional economies with tailor-made products for sectors such as tobacco, sugar and yerba mate, by financing all value chains from the primary producer to the industrial producer.

Through the “Instant Line of Credit” program for microentrepreneurs and Pymes throughout the country and with the objective of financing working capital, we offer existing and new customers the possibility of requesting instant credit, with minimum approval requirements. This line of credit is intended to finance working capital, for a maximum amount of up to Ps.$1,500,000 and offers discount deferred payment checks, current account agreement, single signature loan, the opportunity to apply for a Macro Agro Credit Card and foreign trade financing.

We provide access to credit to Pymes and microenterprises through different account packages and the Line of Production Investment. Likewise, we offer the “Prenda Ágil” product for the financing of roads and agricultural machinery for Pymes.

In the area of foreign trade, our digital e-Comex service should be highlighted as during 2016 it experienced growth in operations and an increase in customers of 161% as compared to 2015.

In addition, strategic alliances were created with large supplier companies that allow our customers to access purchases of inputs with reduced financial cost. As of December 2016, more than 30 agreements were signed with manufacturers or concessionaires for U.S. dollar credit lines to finance the purchase of agricultural machinery.

In 2016, total loans from the commercial portfolio increased by 60% compared to 2015. This growth was led by Corporate Banking, which recorded an increase in its loan portfolio of 229%, mainly for advances and foreign trade lines. Furthermore, our small business loans portfolio (including microenterprises) increased by 32% in 2016, our Agro portfolio increased by 30% and our Megra portfolio increased by 21%, in each case in 2016 as compared to 2015.

As of December 31, 2014, 2015 and 2016, our commercial loan portfolio was as follows:

	Commercial loan portfolio (1)
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of commercial loan portfolio)
	2014		2015		2016
Overdrafts	3,261.9	18.1%	4,547.8	18.8%	8,747.6	22.6%
Documents	4,115.6	22.8%	5,823.7	24.1%	10,125.9	26.1%
Mortgage and pledged loans	3,483.6	19.1%	4,782.4	19.8%	5,429.0	14.0%
Credit cards	634.6	3.5%	1,131.4	4.7%	1,055.5	2.7%
Personal loans	14.2	0.1%	14.8	0.1%	22.4	0.1%
Other	6,516.3	36.1%	7,896.0	32.6%	13,353.9	34.5%
Total	18,026.1	100.0%	24,196.1	100.0%	38,734.4	100%

(1)	Including loans to micro credit institutions and commercial loans that, for the consolidated statements of debtors, was included as consumer portfolio following the criteria described in “-Argentine Banking Regulation – Credit Portfolio”.

Transaction services

We offer transaction services to our corporate customers, such as cash management, collection services, payments to suppliers, payroll services, foreign exchange transactions, foreign trade services, corporate credit cards, and information services, such as our Datanet and Interpymes services, described further below. There are usually no credit risks involved in these transactions, except for intra-day gapping (payments made against incoming collections), as well as settlement and pre-settlement related to foreign exchange transactions which, in general, are approved following the debtor credit rating process.

Payments to suppliers. Our payments to suppliers services enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 444 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

Datanet and Interpymes. We provide our corporate clients with access to the Datanet service (“Datanet”), which is an electronic banking network linking member banks in Argentina. This service permits our clients to obtain reliable online information on a real-time basis from their bank accounts in Datanet as well as, to perform certain transactions.

Interpymes is an electronic banking system designed to meet the needs of small businesses. It does not require special installation procedures and is easily accessible through the internet, helping to simplify day-to-day operations for our customers.

Tax collection and financial agency services. We also have exclusive, long-term arrangements to provide tax collection and financial agency services to four provinces: Salta, Misiones, Jujuy and Tucumán. These contracts expire in 2026, 2019, 2024 and 2021, respectively.

Payroll services. We provide payroll services to four provinces and to the private sector. See “Our products and services—Retail customers”.

Our distribution network

As of December 31, 2016, we had the largest private sector branch network in the country, with 444 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 93% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2016 we had 1,395 ATMs, 920 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”).

The following table breaks down the distribution of our branches per province as of December 31, 2016:

	As of December 31, 2016
Province	Branches	% of total

City of Buenos Aires	31	7%
Buenos Aires (Province)	59	13%
Catamarca	1	0%
Chaco	1	0%
Chubut	5	1%
Cordoba	69	16%
Corrientes	3	1%
Entre Rios	10	2%
Formosa	0	0%
Jujuy	15	3%
La Pampa	2	0%
La Rioja	2	0%
Mendoza	15	3%
Misiones	34	8%
Neuquen	5	1%
Rio Negro	6	1%
Salta	35	8%
San Juan	1	0%
San Luis	1	0%
Santa Cruz	2	0%
Santa Fe	107	24%
Santiago del Estero	2	0%
Tierra del Fuego	2	0%
Tucuman	36	8%
TOTAL	444	100.0%

Source:Central Bank

Technology and automated channels

Our technological development is continuous and the number of alternative methods to perform banking transactions is increasing. Automated channels allow our clients to perform banking transactions with enhanced speed, comfort and safety, offering a wide variety of available transactions.

During the last few years we have focused on automatic channels, giving customers more accessible and flexible services. As a result, the use of automated channels continued to expand, both in terms of volume of transactions and number of users.

In 2016 the number of transactions made through automatic channels increased by 27% compared to 2015.

New actions were implemented to maintain high security, service quality and availability standards in our ATM network through preventive management and training strategies. We increased the number of ATMs with cash recognition and online deposit crediting, as well as the number of ATMs with voice guidance for the blind or vision impaired. We also implemented a new system that allows cash withdrawals from the ATM without a debit card, using only a code created by the Macro Banca Móvil mobile application. This has placed us in a leading position as to service quality, which is particularly important given the number and geographical dispersion of our ATMs.

Furthermore, we continued strengthening and updating the technology offered at our ATMs, reaching a total of 1,395 operating ATMs, representing one of the widest reaching networks in Argentina. In 2016, the amount transacted through ATMs increased by 16% compared to 2015.

We have SSTs terminals distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2014, we incorporated the smart check deposit functionality. This development has been beneficial both to us, increasing efficiency by reducing operating tasks in branches, and to clients, increasing safety and reducing transaction times. In 2016, the amount transacted through SSTs increased 34% compared to 2015. As of December 2016, we had 920 SSTs installed.

In respect of Home Banking, we have implemented a collections service for companies offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any computer) and no additional cost. We also use Home Banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. The transactions performed through Home Banking increased by 30% in 2016.

Our Macro Banca Móvil channel has developed significantly in the last three years. In line with the characteristics of the users and the technological trends supporting the development of the service, the Macro Banca Móvil application is available in the main virtual stores of the principal operating systems.

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

Our Board of Directors created a Risk Management Committee (the “Risk Management Committee”) and appointed a Comprehensive Risk Manager (the “Comprehensive Risk Manager”) and made them responsible for coordinating the application of risk management policies and the relevant responsible officers. For more information, see Item 6.C “Board Practices”.

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

Our risk management process includes setting of acceptable risk levels by our Board of Directors, monitoring of our compliance with such levels by responsible officers, the issuance of regular reports for the Risk Management Committee, follow up on alerts and the application of action plans in connection with such alerts and the guidelines for the development of stress tests, which commenced in 2013 based on an action plan approved by the Risk Management Committee.

The stress test development process we established includes documenting and formalizing the program, including selecting the persons in charge of carrying out the program, the frequency of testing and validation of the system. It also contemplates the contingency plan based on test results. The Risk Management Committee leads and coordinates these tasks.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance and strategic risks, among others).

Economic capital estimate

Economic capital is the estimated amount of unexpected losses identified for each one of the individual risks (financial, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for us on a consolidated basis.

Starting in January 2014, we implemented a formal procedure for quantifying economic capital, both current and prospective, and it is a tool used in the day-to-day management of risks, in preparing the business plan and in the stress tests.

The methods used to measure the economic capital of each risk were documented and approved by management, pursuant to the internal rules on corporate governance and risk management.

The most significant risks we manage are financial risk, credit risk and operational risk.

Financial risk

Financial risk consists of liquidity, market and interest rate risks, which, independently or in an interrelated manner, can affect our liquidity and solvency.

We have strategies, policies and limits defined for each exposure which have been approved by our Board of Directors within the framework of market, liquidity and interest rate risk management. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by the Central Bank.

The purpose of the financial risk policy is to ensure that the Risk Management Committee and senior management have the proper procedures, tools and information to enable them to measure, manage and control the applicable risks.

For more information on financial risk definition and management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Credit risk

Credit policy and credit risk management

The Credit Risk Management Committee is responsible for establishing the policies and procedures for risk management and monitoring our senior management’s activities involving the management of credit risks, among others. It advises our Board of Directors on our risks.

Our Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of our General Credit Policy approved by our Board of Directors, ensuring proper identification, assessment, control, follow-up and mitigation of credit risk.

Credit risk results from the possibility of loss derived from customers or counterparties from fully or partially breaching financial obligations they have undertaken with us.

We have counterparty and credit risk policies and strategies, the purpose of which are to ensure that risks fall within a risk tolerance level as determined by our Board of Directors and regulators.

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

Various credit committees, composed of members of the business and risk areas are responsible for reviewing and determining whether to approve certain loans, depending upon relevant market targeted and the amount involved. These include a senior credit committee, a junior credit committee, a credit committee by business, a credit committee by region and a small agribusiness committee. The senior credit committee consists of members of our Board of Directors and senior management and considers loan proposals in excess of Ps.25 million.

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

We have a management information system suitable for the size of our operations. Its components include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by our Board of Directors. Other credit risk management tools used are evaluation or score models, which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. Those tools are complemented with expected losses, forecast and provision models.

For more information on the credit risk management process see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Operational risk

Operational risk, which we define pursuant to the Basel II Accord and Central Bank Communication “A” 5398, consists of the risk of suffering losses due to inadequate or failed internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputational risk.

We have policies, procedures and structures, appointing a head of operational risk and an operational risk committee, whose main objective is to secure an operational risk management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting area managers and our Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the “Evolutionary Comprehensive Operational Risk Management Model” was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to operational risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

A quantitative approach is used to measure operational risk and technological risk. In respect of risk management related to the IT and information systems, we have contingency and business continuity plans in place to minimize the risks that could affect our continuity of operations.

We have an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on different functions of our risk management system also continued.

For more information on operational risk management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Río S.A., Banco de Galicia and Buenos Aires S.A., BBVA Banco Francés S.A., HSBC Bank Argentina S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We are ranked as the third private bank and the fifth bank overall in Argentina in terms of total loans as of November 30, 2016. Additionally, we are ranked as the fourth private bank and sixth bank overall in Argentina in terms of total deposits as of November 30, 2016. In terms of equity we are ranked as the first private bank and the second bank overall in Argentina as of November 30, 2016. Below are the rankings of banks across these metrics:

Total Loans (As of November 30, 2016)		Ps. Thousands	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	155,139,470	14.2%
2	BANCO SANTANDER RIO S.A.	108,656,097	9.9%
3	BANCO DE GALICIA Y BUENOS AIRES S.A.	102,520,826	9.4%
4	BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	98,372,513	9.0%
5	BANCO MACRO S.A. (2)	81,048,073	7.4%
6	BBVA BANCO FRANCES S.A.	73,336,154	6.7%
7	BANCO DE LA CIUDAD DE BUENOS AIRES (1)	42,819,181	3.9%
8	HSBC BANK ARGENTINA S.A.	41,881,107	3.8%
9	BANCO PATAGONIA S.A.	39,634,263	3.6%
10	INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.	38,762,812	3.5%
	OTHERS	311,691,245	28.5%
	TOTAL	1,093,861,741	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

Total Deposits (As of November 30, 2016)		Ps. Thousands	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA (1)	475,267,996	25.7%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	181,270,512	9.8%
3	BANCO SANTANDER RIO S.A.	159,877,168	8.7%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	144,180,829	7.8%
5	BBVA BANCO FRANCES S.A.	110,622,318	6.0%
6	BANCO MACRO S.A. (2)	110,188,003	6.0%
7	BANCO CREDICOOP COOPERATIVO LIMITADO	74,417,413	4.0%
8	BANCO DE LA CIUDAD DE BUENOS AIRES (1)	63,085,336	3.4%
9	HSBC BANK ARGENTINA S.A.	61,746,336	3.3%
10	INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.	49,072,477	2.7%
	OTHERS	417,552,966	22.6%
	TOTAL	1,847,281,354	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

Equity (As of November 30, 2016)		Ps. Thousands	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA (1)	78,123,262	26.8%
2	BANCO MACRO S.A. (2)	21,398,403	7.3%
3	BANCO SANTANDER RIO S.A.	20,730,347	7.1%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	18,305,214	6.3%
5	BBVA BANCO FRANCES S.A.	16,329,400	5.6%
6	BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	11,893,350	4.1%
7	CITIBANK N.A.	10,724,911	3.7%
8	HSBC BANK ARGENTINA S.A.	9,951,983	3.4%
9	INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.	8,934,429	3.1%
10	BANCO PATAGONIA S.A.	8,933,683	3.1%
	OTHERS	86,160,389	29.6%
	TOTAL	291,485,371	100.0%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

There is a large concentration of branches in the City and province of Buenos Aires for the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina and a leading regional presence holding 72% of our total branches in nine provinces including Santa Fe, Córdoba, Mendoza, Río Negro, and Tierra del Fuego, in addition to Misiones, Salta, Tucumán and Jujuy.

	As of November 30, 2016
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in each province)
Province	Branches	% of total	Branches	% of total

City of Buenos Aires	768	17.2%	31	7.3%	4.2%
Buenos Aires (Province)	1,410	31.6%	60	14.0%	4.5%
Catamarca	25	0.6%	1	0.2%	4.0%
Chaco	63	1.4%	1	0.2%	1.6%
Chubut	99	2.2%	5	1.1%	5.1%
Cordoba	447	10.0%	68	15.1%	15.0%
Corrientes	93	2.1%	3	0.7%	3.2%
Entre Rios	141	3.2%	10	2.3%	7.1%
Formosa	24	0.5%	0	0.0%	0.0%
Jujuy	33	0.7%	15	3.4%	45.5%
La Pampa	108	2.4%	2	0.5%	1.9%
La Rioja	26	0.6%	2	0.5%	7.7%
Mendoza	161	3.6%	15	3.4%	9.4%
Misiones	64	1.4%	34	7.6%	52.4%
Neuquen	102	2.3%	5	1.1%	5.2%
Rio Negro	72	1.6%	6	1.4%	8.3%
Salta	66	1.5%	32	6.9%	49.2%
San Juan	38	0.9%	1	0.2%	2.7%
San Luis	53	1.2%	1	0.2%	1.9%
Santa Cruz	47	1.1%	2	0.5%	4.3%
Santa Fe	465	10.4%	107	24.3%	23.1%
Santiago del Estero	53	1.2%	2	0.5%	3.8%
Tierra del Fuego	23	0.5%	2	0.5%	9.1%
Tucuman	82	1.8%	39	8.2%	44.4%

TOTAL	4,463	100.0%	444	100.0%	10.0%

Source: Central Bank

(1)	Includes branches of Banco Macro and Banco del Tucumán.

Approximately 83% of the branches in the Argentine financial system are located outside the City of Buenos Aires. Approximately 93% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 69% of the total number of branches in the Argentine financial system. As of November 30, 2016 we were second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 11.2%. The following rankings are based on financial institutions with a relevant number of branches as of November 30, 2016:

	As of November 30, 2016
Entity	Total Number of Branches	Market Share of Branches in Argentina	Branches in City of Buenos Aires	Market Share of Branches in City of Buenos Aires	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country
BANCO DE LA NACION ARGENTINA (1)	633	14.2%	63	8.2%	570	15.4%	90.0%
BANCO MACRO	444	9.9%	29	3.8%	415	11.2%	93.5%
BANCO SANTANDER RIO S.A.	405	9.1%	105	13.7%	300	8.1%	74.1%
BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	340	7.6%	38	4.9%	302	8.2%	88.8%
BANCO DE GALICIA Y BUENOS AIRES S.A.	274	6.1%	85	11.1%	189	5.1%	69.0%
BANCO CREDICOOP COOPERATIVO LIMITADO	257	5.8%	40	5.2%	217	5.9%	84.4%
BBVA BANCO FRANCES S.A.	250	5.6%	81	10.5%	169	4.6%	67.6%
BANCO PATAGONIA S.A.	176	3.9%	41	5.3%	135	3.7%	76.7%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	172	3.9%	1	0.1%	171	4.6%	99.4%
BANCO SUPERVIELLE S.A.	143	3.2%	31	4.0%	112	3.0%	78.3%
OTHERS	1,369	30.7%	254	33.1%	1,115	30.2%	81.4%
TOTAL	4,463	100.0%	768	100.0%	3,695	100.0%	82.8%

Source: Central Bank

(1)	Public sector bank.
(2)	Includes branches of Banco Macro and Banco del Tucumán.

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

The Central Bank establishes certain technical ratios that must be observed by financial entities, such as ratios related to levels of solvency, liquidity, the maximum credit that may be granted per customer and foreign exchange assets and liability positions.

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

Permitted activities and investments

The Financial Institutions Law governs any individuals and entities that perform habitual financial intermediation and, as such, are part of the financial system, including commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies for residential purposes and credit unions. Except for commercial banks, which are authorized to conduct all financial activities and services that are specifically established by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial entities are set forth in the Financial Institutions Law and related Central Bank Rules. Commercial banks are allowed to perform any and all financial activities inasmuch as such activities are not forbidden by law. Some of the activities permitted for commercial banks include the ability to (i) receive deposits from the public in both local and foreign currency; (ii) underwrite, acquire, place or negotiate debt securities, including government securities, in both exchange and over-the-counter (“OTC”) markets (subject to prior approval by the CNV, if applicable); (iii) grant and receive loans; (iv) guarantee customers’ debts; (v) conduct foreign currency exchange transactions; (vi) issue credit cards; (vii) act, subject to certain conditions, as brokers in real estate transactions; (viii) carry out commercial financing transactions; (ix) act as registrars of mortgage bonds; (x) participate in foreign exchange transactions; and (xi) act as fiduciary in financial trusts. In addition, pursuant to the Financial Institutions Law and Central Bank Communication “A” 3086, as amended, commercial banks are authorized to operate commercial, industrial, agricultural and other types of companies that do not provide supplemental services to the banking services (as defined by applicable Central Bank Rules) to the extent that the commercial bank’s interest in such companies does not exceed 12.5% of its voting stock or 12.5% of its capital stock. Nonetheless, if the aforementioned limits were to be exceeded, the bank should (i) request Central Bank’s authorization; or (ii) give notice of such situation to the Central Bank, as the case may be. However, even when commercial banks’ interests do not reach such percentages, they are not allowed to operate such companies if (i) such interest allows them to control a majority of votes at a shareholders’ or board of directors’ meeting, or (ii) the Central Bank does not authorize the acquisition.

Furthermore, in respect of supplementary services, pursuant to Communication “A” 5700, as amended, commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. If the corporate purposes of such companies include two of the corporate purposes listed in section 2.2 of Communication “A” 5700, the authorization of the Central Bank is required.

Under Central Bank Rules, the total amount of the investments of a commercial bank in the capital stock of third parties, including interests in Argentine mutual investment funds, may not exceed 50% of such bank’s regulatory capital RPC. In addition, the total amount of a commercial bank’s investments in the following, taken as a whole: (i) unlisted stock, excluding interests in companies that provide services that are supplementary to the finance business and interests in state-owned companies that provide public services, (ii) listed stock and interests in mutual funds that do not give rise to minimum capital requirements on the basis of market risk, and (iii) listed stock that does not have a “largely publicly available market price,” taken as a whole, is limited to 15% of such bank’s RPC. To this effect, a given stock’s market price is considered to be “largely publicly available” when daily quotations of significant transactions are available, and the sale of such stock held by the bank would not significantly affect the stock’s quotation.

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

Non-liquid assets consist of miscellaneous assets and receivables, bank property and equipment, assets securing obligations, except for swaps, futures and derivative transactions, certain intangible assets and equity investments in unlisted companies or listed shares, if the holding exceeds 2.5% of the issuing company’s equity. Non-compliance with the ratio produces an increase in the minimum capital requirements equal to 100% of the excess on the ratio.

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

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (Communication “A” 5580, as amended).

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

Category	Banks	Other Entities (*)

I and II	Ps.26 million	Ps.12 million
III to VI	Ps.15 million	Ps.8 million

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

Tier 1 Capital consists of (i) Common Equity Tier 1 (“COn1”), (ii) deductible concepts from Common Equity Tier 1 (“CDCOn1”), (iii) Additional Tier 1 (“CAn1”), and (iv) deductible items from Additional Tier 1 (“CDCAn1”).

COn1 includes the following net worth items: (i) capital stock (excluding preferred stock); (ii) non-capitalized capital contributions (excluding share premium); (iii) adjustments to shareholders’ equity; (iv) earnings reserves (excluding the special reserve for debt instruments); (v) unappropriated earnings; (vi) other results either positive or negative, in the following terms:

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

(vii) share premiums of the instruments included in COn1, and, in the case of consolidated entities; and (viii) minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of Central Bank Communication “A” 5580.

Deductible Items

Items deductible from COn1 include, among others: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade”; (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank, Caja de Valores S.A., Clearstream, Euroclear or Depository Trust Company; (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated securities and debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) goodwill; (i) organization and development costs; (j) items pending allocation, debtor balances and other; (k) at the request of the Superintendency, amounts of certain comprehended assets, when the entities accounting registries do not reflect in a precise manner the economic and legal reality of operations or that actions have been taken to distort or to disguise the true nature or scope of operations; (l) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (m) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished and (iii) the issuance of credit or debit cards as provided by Communication “A” 5700; (n) excess in the granting of asset-backed guaranties, according to the Central Bank’s regulations; (o) the highest balance of that month’s financial assistance to the public sector, when certain conditions are met; (p) earnings from sales related to securitizations under certain circumstances; (q) gains and losses related to derivate transactions due to changes in the credit risk of the financial institution; and (r) equity interests in other Argentine or foreign financial institutions subject to a consolidated supervision.

Communication “A” 6008 provides a schedule for deducting investments in companies that provide supplemental services to the financial business not subject to consolidated supervision and insurance companies, as follows:

Date	Deductible Percentage

From December 2015 to December 2016	40%
From January 2017	70%
From January 2018	100%

Communication “A” 6008 also provides a schedule for deducting equity interests in companies that provide supplemental services linked to the issuance of credit or debit cards and similar, as follows:

Date	Deductible Percentage

Through May 2015	0%
From June 2015	25%
From June 2016	50%
From June 2017	75%
From June 2018	100%

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of Communication “A” 5580, as amended and supplemented, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

Moreover, debt instruments included under CAn1 must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Must be subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.

•	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.

•	They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

•	After 5 years, as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the prior authorization of the Superintendency; (b) the entity does not create any expectations regarding the exercise of the purchase option and (c) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised, its RPC significantly exceeds at least by 20% of the minimum capital requirements.

•	Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.

•	The financial entity can pay dividends/interest coupons at any time. The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity and they shall not contain elements that make re-capitalization difficult.

Instruments considered liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion into common shares and a mechanism assigning losses to the instrument.

Complementary Net Worth (NWc): Tier 2

Tier 2 Capital includes (i) certain debt instruments of financial entities which are not included in Tier 1 Capital and meet the regulatory criteria established in section 8.3.3 of Communication “A” 5580, as amended and supplemented, (ii) share premium from instruments included in Tier 2 Capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank Rules on debtor classification and of financing with preferred security “A” not exceeding 1.25% of the assets measured for credit risk. Additionally, in the case of consolidated entities, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under NWc. The above-described items will be considered less deductible items pursuant to section 8.4.2 of Central Bank Communication “A” 5580, as amended and supplemented, which is described below.

Moreover, debt instruments included under NWc must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Must be subordinated to depositors, unsecured creditors and the subordinated debt of the financial entity.

•	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.

•	Maturity: (i) original maturity date within no less than five years; (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value. After five years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.

•	They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity.

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

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened and the Central Bank rejects the amnesty plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first) or (ii) upon the decision to capitalize the financial entity with public funds.

We have issued US$400,000,000, 6.750% Subordinated Resettable Notes due 2026, which are outstanding as of the date of this annual report. The notes, issued in November 2016, comply with all the requirements described above.

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

Deductible items applied to the different capital levels

Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within five (5) business days. When the holdings in other financial entity’s capital (individually representing less than 10% of each issuer’s COn1) exceed 10% of the COn1 of the financial entity, net of deductions, the amount over 10% must be deducted from each one of the capital levels according to the following formula:

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

Investments in computable instruments under the financial entity’s RPC are not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital or when the issuer is a subsidiary of a financial entity according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position and (iii) securities issued are placed within five (5) business days.

Limits

Communication “A” 5580, as amended and supplemented, establishes minimum thresholds regarding capital integration: (i) for COn1, the amount resulting from multiplying the capital RWA by 4.5%; (ii) for NWb, the amount resulting from multiplying RWA by 6% and (iii) for the RPC, the amount resulting from multiplying RWA by 8%. It is important to note that the RWA calculation results from multiplying the required minimum capital under Central Bank Rules by 12.5. The lack of compliance with any of these limitations is considered as an infringement to minimum capital integration requirements.

Pursuant to Communication “A” 5867, which became effective on March 1, 2016, RWA shall be calculated as follows:

RWA = RWAc + [(MR+OR) x 12.5]

Where:

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

Central Bank Communication “A” 5398 requires financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the Internal Capital Adequacy Assessment Process or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

By means of Communications “A” 6013, the Central Bank amended and restated its regulations regarding dividend distribution by financial institutions. Pursuant to such regulation, the Superintendency will review the ability of a financial entity to distribute dividends upon their request for approval. The request must be filed within thirty (30) business days prior to the shareholders’ meeting that will consider dividend distributions. The Superintendency may authorize the distribution of dividends when each of the following circumstances are applicable during the month preceding the request:

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

(v)	the financial institution is not subject to any significant fines (i.e., fines exceeding 25% of the last reported computable regulatory capital) or debarment, suspension, revocation or prohibition imposed in the last five years by the Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function that such party holds.

Financial institutions that comply with all of the above-mentioned conditions may distribute dividends up to an amount equal to: (i) the positive balance of the account “unappropriated earnings” (“resultados no asignados”) at the end of the fiscal year; plus (ii) voluntary reserves for future dividend payments; minus (iii) voluntary reserves and mandatory statutory reserves and other items, such as (a) balance of account related to payments made under pesification judicial rulings, (b) the net positive balance of the book-value and the market-value of certain public debt securities and Central Bank notes that the financial institution owns that are not marked to market, (c) unrecorded adjustments of asset value informed by the Superintendency or mentioned by external auditors on their report, (d) individual exemptions for asset valuation granted by the Superintendency, (e) balance of judicial deposits in foreign currency and accounting value of such deposits as required by Law No. 25,561 and Decree No. 214/02 and (f) net results of losses due to application of rules for valuation of securities of the non-financial public sector and monetary regulations of the Central Bank.

Dividends cannot be paid, however, in any of the following circumstances:

•	if the average minimum cash reserve is lower than the amount of cash required by the latest reported position or the pro-forma position after making the dividend payment;

•	if the minimum regulatory capital after making the dividend payment is lower than the minimum capital required increased by 75%; and/or

•	if the entity did not comply with the applicable additional capital margins (as described below).

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

In January 2015, within the scope of the principles of the Basel Committee on Banking Supervision, the Central Bank graded Banco Macro S.A. a D-SIB.

In November 2015, the Central Bank issued Communication “A” 5827, in force as of January 1, 2016, which aims to comply with the guidelines for the capital consolidation of the financial entities agreed in Basel III, introducing the capital conservation margin and the counter-cycle capital margin.

Communication “A” 5827, as amended, states that financial entities shall maintain a capital conservation margin in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

Financial entities considered D-SIBs or globally systemically important (“G-SIBs”), shall have a capital level that permits a greater capacity for loss absorption, by virtue of negative externalities that the effects of insolvency of such entities or their foreign holdings could create in the financial system and the economy.

The conservation capital margin shall be 2.5% of the amount of RWA. In cases of entities considered systemically important, the margin will be increased to 3.5% of the amount of capital risk weighted assets. These margins can be increased once again, according to the counter-cycle margin. The conservation capital margin, increased in the case of entities considered systemically important, must be integrated exclusively with Common Equity Tier 1 (COn1), net from deductible items (CDCOn1).

When such margin is used, the entities must raise capital with new capital contributions, or reduce future distributions.

The dividend distribution shall be limited whenever the level and composition of the computable asset liability, even when it complies with the minimum capital requirements, is within the range of the capital conservation margin. This limitation reaches solely the dividend distribution, but not the operation of the entity. Entities shall be able to operate normally when levels of Con1 are within the range of conservation margin. When the coefficient of Common Equity Tier 1 (Con1 as percentage of RWA) is within the range of margins conservation of capital, the restriction to the results distribution shall be increased whenever the coefficient of Con1 comes close to the minimum required in section 8.5.1 of regulations over “Minimum Capital for Financial Entities”. The following table shows the maximum percentages of dividend distribution, according to the compliance with the conservation margin presented:

Coefficient of Common Equity Tier 1 (COn1) net of deductions (CDcon1) – as percentage of RWA -.		Minimum coefficient of capital conservation – as percentage of dividend distribution -
Financial Entities – That are not categorized as D-SIBs or G-SIBs-	D-SIBs and G-SIBs Financial Entities
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	> 6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

Currently, the minimum limits required by the regulations are:

•	COn1/RWA: 4.5%

•	NWb/RWA: 6.0%

•	RPC/RWA: 8.0%

COn1 must be used in the first place to satisfy the minimum capital requirement of 4.5% of RWA. Subsequently, and in the event the total does not have enough Additional Tier 1 (CAn1) or Tier 2 Capital (NWc), the COn1 shall also be applied to meet requirements of 6% and 8% of Tier 1 Capital and total capital.

Only the remaining COn1, if any, can be computed to satisfy the applicable conservation margin, increased in function of the counter-cycle margin, if applicable.

Any entity that desires to exceed the dividend distribution limits shall finance this distribution by new contributions of COn1 in the excess amount.

Financial entities must integrate additional capital equivalent to 2.5% of the RWA (3.5% for D-SIB and G-SIB entities).

Communication “A” 5827 also establishes the counter-cycle margin in order to allow the financial entities’ capital levels to correspond to the accumulative systematic risk associated with an excessive credit expansion and the macro-financial context. Pursuant to such communication, when the Central Bank considers that the credit growth is excessive, creating an increase in systematic risk, it can establish, with a twelve month advanced notice, the obligation to constitute a counter-cycle margin within a range of 0% to 2.5% of RWA. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished.

Financial entities with international activity shall consider the geographic location of their credit exposure with local and foreign residents of the private sector and calculate the counter-cycle margin as the mean between the required margins in foreign jurisdictions. This includes all credit exposure to private sectors subject to the requirement of credit risk capital.

In order to determine which jurisdiction corresponds to each exposure, the principle of ultimate risk shall be applied. Pursuant to this principle, one must identify the jurisdiction where the guarantor of the risk resides. The counter-cycle margin shall be observed by means of an increase in the conservation capital margin and shall be satisfied exclusively with Common Equity Tier 1, net of deductible concepts (CDCOn1).

For more information, see Item 8.A “Consolidated Statements and Other Financial Information—Amounts available for distribution and distribution approval process”.

Credit Risk

The minimum capital requirement in respect of counterparty risk (“CRC”) must be calculated according to the monthly balance. CRC is defined as:

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

Variable “A” refers to computable assets/exposures; “PFB” is computable items which are not registered on the balance sheet (off balance sheet items), whether or not accounted for under memorandum accounts; “CCF” the conversion credit factor; and “p” refers to the weighting factor, expressed on a per unit basis.

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

“RCD” refers to requirements for counterparty risk in OTC transactions.

“INC” incremental minimum capital requirements based on any excess in the fixed assets and other ratios, the limitations established under “Credit risk fractioning” rules, and the limitations derived from the credit risk degree.

“IP” refers to the incremental minimum capital requirements derived from the general limit on the global net negative foreign currency position.

Pursuant to Communication “A” 6128, effective since January 2017, the minimum capital requirement for credit risk is calculated as follows:

CRC = (k x 0.08 x RWAc) + INC + IP

Variable “k,” as defined above.

“RWAc”: These are credit risk weighted assets, calculated by adding the following:

A x p + PFB x CCF x p + no DvP + (DVP + RCD+ INC(fractioning)) x 12.5

Variable “A” as defined above.

“no DvP,” as defined above.

“DvP,” as defined above.

“RCD,” as defined above.

“INC(fractioning)” means the incremental minimum capital requirements based on any excess over the following limits:

-	equity interest held in companies: 15%

-	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s computable regulatory capital for the last day before the relevant date, as prescribed in the Central Bank regulations on “Credit Risk Fractioning”.

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions.	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos.	0
To the public non-financial sector denominated and funded in Pesos, including securitized exposures.	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code that do not exceed at the time of the agreements, 30% of borrower’s income).	0
To the public non-financial sector and the Central Bank. Other.	100
To other sovereign states or their central banks and other foreign public non-financial sector institutions.	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community.	0
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	0
Other.	100
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	100
Exposure to foreign financial institutions	100
Exposure to local and foreign companies and other entities - including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to micro, small- and medium-sized companies (“MiPyMEs”).	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Primary mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home.	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
Primary mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the lower of the real property market value or 60% of the mortgage loan.	50
On the remaining portion of the loan.	100
Delinquent loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Interests in companies	150
Exposures to central counterparty entities	2-100
Other assets and/or items off the balance sheet	100

Excluded items include: (a) securities granted for the benefit of the Central Bank for direct obligations; (b) deductible assets pursuant to RPC regulations and (c) financings and securities granted by branches or local subsidiaries of foreign financial entities by order and on account of their headquarters of foreign branches or the foreign controlling entity, to the extent: (i) the foreign entity has an investment grade rating, (ii) the foreign entity is subject to regulations that entail consolidated fiscalization, (iii) in the case of finance operations, they shall be repaid by the local branch or subsidiary exclusively with funds received from the aforementioned foreign intermediaries; and (iv) in the case of guarantees granted locally, they are in turn guaranteed by their foreign branch headquarters or the foreign controlling entity and foreclosure on such guaranty may be carried out immediately and at the sole requirement of the local entity.

Interest rate risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements were intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

Market risk

Pursuant to Communication “A” 5867, in force as of March 1, 2016, market risk is defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

Market risk minimum capital requirements must be met daily. Information at the last day of each month, must be reported to the Central Bank on a monthly basis.

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 5889, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in OTC transactions involving derivatives and securities financing transactions, such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

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

Minimum capital requirement for interest rate risk. The minimum capital requirement for interest rate risk must be calculated in respect of any debt securities and other instruments accounted for as part of the trading portfolio, including any non-convertible preferred shares. This capital requirement is calculated by adding two separately calculated requirements: first, the specific risk involved in each instrument, either a short or a long position, and second, the general market risk related to the effect of interest rate changes on the portfolio. A set off of the long and short positions held in different instruments will be allowed.

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

Minimum capital requirement for positions in options. The calculation of the capital requirement for the risk involved in positions in options may be based on the “simplified method” set forth in Communication “A” 5867 if the entity only purchases options; provided that, the market value of all the options in its portfolio does not exceed 5% of the entity’s RPC for the previous month, or if its positions in sold options are hedged by long positions in options pursuant to exactly the same contractual terms. In all other cases, the entity must use the alternative “delta plus” method, provided for in the regulation.

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091 provides the following:

(i)	Non-compliance reported by the institution: the institution must meet the required capital no later than the end of the second month after the date of non-compliance or submit a restructuring plan within thirty (30) calendar days after the end of the month in which such non-compliance was reported. In addition, non-compliance with minimum capital requirements will entail a number of consequences for the financial institution, including a prohibition to open branches in Argentina or in other countries, establish representative offices abroad, or own equity in foreign financial institutions, as well as a prohibition to pay cash dividends. Moreover, the Superintendency may appoint a representative, who shall have the powers set forth by the Financial Institutions Law.

(ii)	Non-compliance detected by the Superintendency: the institution may challenge the non-compliance determination within thirty (30) calendar days after being served notice by the Superintendency. If no challenge is made, or if the defense is dismissed, the non-compliance determination will be deemed to be final and the procedure described in the previous item will apply.

Furthermore, pursuant to Communication “A” 5889, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks, the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten (10) business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten (10) business days, it must submit a regularization and reorganization plan within the following five (5) business days and may become subject to an administrative proceeding initiated by the Superintendency.

Operational risk

The regulation on operational risk (“OR”) recognizes the management of OR as a comprehensive practice separated from that of other risks, given its importance. OR is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk.

Financial institutions must establish a system for the management of OR that includes policies, processes, procedures and the structure for their adequate management. This framework must also allow the financial entity to evaluate capital sufficiency.

Seven OR event types are defined, according to internationally accepted criteria:

•	internal fraud;

•	external fraud;

•	employment practices and workplace safety;

•	clients, products and business practices;

•	damage to physical assets;

•	business disruption and system failures; and

•	execution, delivery and process management.

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

An effective risk management will contribute to prevent future losses derived from operational events. Consequently, financial entities must manage the OR inherent in their products, activities, processes and systems. The OR management process comprises:

a)	Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections created according to the business strategies defined by the financial institution. Financial entities should use internal data, establishing a process to register frequency, severity, categories and other relevant aspects of the OR loss events. This should be complemented with other tools, such as self-risk assessments, risk mapping and key risk indicators.

b)	Monitoring: an effective monitoring process is necessary for quickly detecting and correcting deficiencies in the policies, processes and procedures for managing OR. In addition to monitoring operational loss events, banks should identify forward-looking indicators that enable them to act upon these risks appropriately.

c)	Control and mitigation: financial entities must have an appropriate control system for ensuring compliance with a documented set of internal policies, which involve periodic reviews (to occur at least annually) of control strategies and risk mitigation, and adjust these as necessary.

Pursuant to Communication “A” 5282, the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last thirty-six (36) months.

The OR formula is as follow:

The variables in the OR formula are defined as follows:

•	“Cro”: the capital requirement for operational risk.

•	“a”: 15%.

•	“n”: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.

•	“IBt”: gross income from 12-month consecutive terms; provided that, it is a positive figure, corresponding to the 36 months preceding the month of calculation.

IB is defined as the sum of (a) financial and service income minus financial and service expenses and (b) other income minus other expenses.

The following items are excluded from items (a) and (b) above:

(i)	expenses derived from the creation or elimination of reserves during previous fiscal years and recovered credits during the fiscal year that were written off in previous fiscal years;

(ii)	profits or losses from holding equity in other financial institutions or companies, if these were deductible from RPC;

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

Minimum cash reserve requirements

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions. Pursuant to Communication “A” 3498, as amended and supplemented, as of March 1, 2002, the minimum cash requirement includes deposits and obligations for other financial intermediation transactions (overnight and fixed-term transactions).

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions, (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit.

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed-term deposit of UVIs and UVAs (as defined below), the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, except for the period ranging from December of a year to February of the next year, during which it shall be applied on a quarterly average. Such requirement shall be complied with on a separate basis for each currency in which the liabilities are denominated.

The table below shows the percentage rates that should be applied (from March 2017 for Peso denominated amounts, and as from February 1, 2016, for foreign currency denominated amounts) to determine the required minimum cash reserve requirement, which in the case of transactions in Pesos, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 6195 and Communication “A” 6080):

	Rate %
	Category I		Categories II to VI
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1-Checking account deposits	20		18
2-Savings account, basic account and free universal account	20	25	18	25
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Fondo de Cese Laboral para los Trabajadores de la lndustria de la Construcción) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	20	25	18	25
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	20	25	18	25
5-Unused balances of advances in checking accounts under executed overdraft agreements	20	—	18	—
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	—	100	—

7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12 and 13 of this table:

(i) Up to 29 days	14	23	13	23
(ii) From 30 days to 59 days	10	17	9	17
(iii) From 60 days to 89 days	5	11	4	11
(iv) From 90 days to 179 days	1	5	—	5
(v) From 180 days to 365 days	—	2	—	2
(vi) More than 180 days	—	—	—	—
(vii) More than 365 days	—	—	—	—

8-Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—	—	—	—
9-Securities (including Notes)
(i) Up to 29 days	14	23	14	23
(ii) From 30 days to 59 days	10	17	10	17
(iii) From 60 days to 89 days	5	11	5	11
(iv) From 90 days to 179 days	1	5	1	5
(v) From 180 days to 365 days	—	2	—	2
(vi) More than 180 days	—	—	—	—
(i) More than 365 days	—	—	—	—
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—	—	—	—
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	13	15	13	15
12-Special deposits related to inflows of funds. Decree 616/2005	—	100	—	100
13-Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	16	—	15	—
14-Deposits and term investments of UVIs and UVAs
(i) Up to 29 days	7	—	6	—
(ii) From 30 days to 59 days	5	—	4	—
(iii) From 60 days to 89 days	3	—	2	—
(iv) From 90 days	—	—	—	—
15-Deposits and term investment on behalf of minors for funds received free of charge	—	—	—	—

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency for a certain month shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency to which the requirement applies, and may include the following:

1.	accounts maintained by financial institutions with the Central Bank in Pesos;

2.	accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency;

3.	special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card and ATM transactions and immediate transfer of funds;

4.	checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement;

5.	special accounts maintained with the Central Bank for transactions involving social security payments by ANSES; and

6.	minimum cash sub-account 60, authorized in the “Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros (Central Registration and Settlement for Public Debt and Financial Trusts) for public securities and securities issued by the Central Bank at their market value.

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

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos are subject to a penalty equal to twice the private banks’ BADLAR rate, for deposits in Pesos for the last business day of the month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in foreign currency are subject to a penalty equal to twice the private banks’ BADLAR rate, for deposits in U.S. dollars or twice the 30-day U.S. dollar LIBOR rate for the last business day of the month (whichever is higher).

Minimum cash requirements may decrease:

(i)	according to the participation in total financing to the non-financial private sector in pesos in the micro, small and medium-sized enterprise (“MiPyMES”)

(ii)	based on cash withdrawals made through ATMs of the entity

(iii)	depending on the accreditations made by the National Social Security Administration (ANSES) for the payment of social security benefits.

(iv)	depending on the granting of financing to MiPyMES from 1.1.14

(v)	depending on the granting of financing under the “AHORA 12” Program.

Minimum cash requirements may decrease with: (i) the implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” created by Resolution 671/2014 of the Ministry of Economy and (ii) the payment of social security benefits. Minimum cash requirements may increase with a defect in the application of credit quotas to clients other than micro, small- and medium-sized companies (“MiPyMEs”).

Internal liquidity policies of financial institutions

Pursuant to the Central Bank regulations on the liquidity coverage ratio (the “LCR”), financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the effect on credit availability and (iii) the ability to obtain funds by selling government debt securities and/or own assets

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the LCR, which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., general manager) will be necessary.

In addition, financial institutions must designate a director or advisor who will receive reports at least weekly, or more frequently if circumstances so require, such as when changes in liquidity conditions require new courses of action to safeguard the entity. In the case of branches of foreign financial institutions, the reports must be delivered to the highest authority in the country.

Appointed officers and managers will be responsible for managing the liquidity policy that, in addition to monitoring the LCR, includes taking the necessary steps to comply with minimum cash requirements.

Financial institutions must report the list of such officers and directors, as well as any subsequent changes, to the Superintendency within ten (10) calendar days from the date of any such change.

Liquidity Parameters

In addition to the LCR, there are other parameters that are used as systematic tools of control. These policies contain specific information regarding cash flows, balance structure and available underlying assets free of charge. These parameters, along with the LCR, offer basic information to evaluate the liquidity risk. The included parameters are:

•	gaps in contractual terms;

•	funding concentration; and

•	available assets free of restrictions.

Credit risk regulation

The Central Bank regulations on credit risk establish standards in order to reduce such risk without significantly eroding average profitability. There are three types of ratios that limit a lender’s risk exposure, namely, (i) risk concentration limits, (ii) limits on transactions with customers on the basis of the institution’s capital and (iii) credit limits on the basis of the customer’s net worth.

Risk concentration: Regulations include the concept of risk concentration, defined as the sum of loans that individually exceed 10% of the financial institution’s RPC. Total operations may not exceed, at any time:

•	three times the institution’s RPC for the previous month, without considering the operations involving local financial institutions;

•	five times the institution’s RPC for the previous month, on total financings; and/or

•	ten times the institution’s RPC for the previous month, for second tier commercial banks, when taking into account transactions with other financial institutions.

The three-times and five-times limits listed above are increased to four-times and six-times the institution’s RPC for the previous month, respectively, whenever increases are allocated to provide assistance to trusts or fiduciary funds from the non-financial public sector.

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

Degree of risk: In the case of credit limits based on the customers’ net worth, as a general rule the financial assistance cannot exceed 100% of the customer’s net worth. The basic margin may be increased by an additional 200% provided such additional margin does not exceed 2.5% of the financial institution’s RPC as of the last day of the second month prior to the date of the financing and the increase is approved by the board of directors, or similar authority, of the relevant financial institution.

Limits on credit assistance

The Central Bank regulations list maximum individual limits on credit assistance for each type of client and are calculated as a percentage of the financial institution’s RPC.

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

Maximum limits for credit assistance to the non-financial private sector of the country and non-financial sector abroad are as follows:

Transactions with the non-financial private sector of the country and non-financial sector abroad	Maximum limit
i) For each borrower
a) Unsecured financings	15%
b) Total financings (secured or unsecured) and/or collateralized obligations including financings guaranteed by third parties	25%
ii) For each Reciprocal Guarantee Company (RGC) (including affiliates) or public guarantee fund	25%
iii) For each export credit insurance company	15%

Maximum limits for credit assistance to the financial sector of the country are as follows:

	Taker
Financiaciones al sector financiero del país	Rating	Basic Margin	Additional Margins
i) If the financial institution is not a second tier comercial bank to a local financial institution.	Rated 1	100%	25%*
	Rated2	20%	25% (Sectors I y II)

ii) Financing by a financial institution that is a second tier commercial bank	Rated 3	10%	55% (Sectors III)
	Rated 4 o 5	10%	20%

*	This limit can be divided in two segments, with and without collateral, in each case by 25% subject to compliance with certain requirements.

Maximum limits for credit assistance to the financial sector abroad are as follows:

	Borrower
Financing to the foreign financial sector	Type	Unsecured	Secured
i) If the lender is Rated 1 to 3	Related Company rated Investment Grade	10%
	Other related companies not included above	5%	10%
ii) If the lender is Rated 4 to 5	Subsidiary subject to consolidation with the lender and the foreign bank, rated Investment Grade	10%
	Other subsidiaries not included above	5%	10%
	Related company rated Investment Grade (only equity interests)	10%
	Other related companies not included above (only equity interests)	5%
	Other	0%

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

Limits for Affiliated Individuals

The aggregate amount of relevant transactions with affiliated companies or individuals may not exceed at any time the limits of the financial institution’s net worth as of the last day of the month prior to the month of calculation, according to the following general rules:

	Borrower
Financing to domestic providers of ancillary services	Type	Base Margin	Additional Margin
i) If the lender is Rated 1	Company subject to consolidation with the lender, providing ancillary services such as the issuance of credit or debit cards or similar services	100%	25%
	Other companies subject to consolidation with the lender with respect to ancillary services included in the Central Bank regulations on “Credit Risk Fractioning”	100%
	Other companies subject to consolidation with the lender not included above	10%
ii) If the lender is Rated 2	Company subject to consolidation with the lender, providing ancillary services such as the issuance of credit or debit cards or similar services	20%	25% (Tranches I and II) 55% (Tranche III)
	Other companies subject to consolidation with the lender with respect to ancillary services included in the Central Bank regulations on “Credit Risk Fractioning”	10%	90%
	Other related companies not included above	10%
iii) If the lender is Rated 3	Company subject to consolidation with the lender, providing ancillary services such as the issuance of credit or debit cards or similar services	10%	20%
	Other related companies not included above	10%
iv) If the lender is Rated 4 or 5	Company subject to consolidation with the lender	10%
	Other related companies not included above	0%

	Borrower
Financing to foreign providers of ancillary services	Type	Unsecured	Secured
i) If the lender is Rated 1 to 3	Related company providing ancillary services	5%	10%
ii) If the lender is Rated 4 to 5	Company subject to consolidation with the lender, providing ancillary services included in the Central Bank regulations on “Credit Risk Fractioning”	5%	10%
	Other related companies not included above	0%

Under Central Bank Rules, a person (either an individual or a company) is “related” to a financial institution (and thus part of the same “economic group”):

•	if the financial institution directly or indirectly controls, is controlled by, or is under common control with, such person;

•	if any institution has shared directors with the entity or company that has direct or indirect control of the financial entity or with the financial entity, whenever those directors jointly make up the simple majority of each of the boards; or

•	as an exception, determined by the Board of Directors of the Central Bank (pursuant to a proposal from the Superintendency).

In turn, control by one person over another is defined under Central Bank Rules as:

•	holding or controlling, directly or indirectly, 25.0% or more of the voting stock of the other person;

•	having held 50% or more of the voting stock of the other person at the time of the last election of directors;

•	holding, directly or indirectly, any other kind of participation in the other person (even if it represents a participating interest below the abovementioned percentages) so as to be able to prevail in its shareholders’ or board of directors’ meetings; or

•	when the Board of Directors of the Central Bank, pursuant to a proposal from the Superintendency, determines that a person is exercising a controlling influence, directly or indirectly, in the direction or policies of another person.

Central Bank Rules contain several non-exclusive factors to be used in determining the existence of such controlling influence, including, among others:

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

Interest rate and fee regulations

Fees

Central Bank regulations granted broad protection to customers in 2013. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. Fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification.

On December 23, 2014, the Central Bank issued Communication “A” 5685 amending Communication “A” 5460, setting forth that any increase in commissions of new products or services must have the prior authorization of the Central Bank.

On August 21, 2015, the Central Bank issued Communication “A” 5795, as amended and supplemented by several regulations, including but not limited to Communication “A” 5828, establishing additional rules aimed at protecting financial services customers by reinforcing regulations that prohibit financial institutions from charging fees and commissions related to insurance products that financial services customers purchase as accessories of financial services, regardless of whether it is a customer request or a condition set by the financial institution to access the financial service. In this regard, beginning on November 13, 2015, financial institutions may not receive remunerations or profits from such insurance products or receive remunerations or profits, directly or indirectly, from insurance companies with respect to such products.

On March 21, 2016, the Central Bank issued Communication “A” 5927 (as supplemented by Communication “A” 5928) that established new rules aimed at protecting the financial user and an increase of the banking services use. In this regard, beginning on April 1, 2016, the electronic transfers ordered or received by clients categorized as financial services costumers will not be charged with fees or commissions. For clients that do not meet this category, as companies, transfers of funds up to Ps.250,000, ordered or received by electronic means, will not be charged fees or commissions. Communication “A” 5927 also established that immediate transfers of funds up to Ps.100,000 per day and account can be made via Home Banking every day of the year.

On March 21, 2016, the Central Bank issued Communication “A” 5928, pursuant to which all saving accounts shall be free, including the use of the corresponding debit card. In this regard, all existing saving accounts shall be now free of charge, as well as for new clients. The saving accounts shall not have amount limits or any charge related to their creation, maintenance or renovation. In addition, pursuant to such regulation, commissions could be increased up to 20%, but such increase must be informed to the client sixty (60) days in advance. Furthermore, as of September 1, 2016 commissions’ caps are eliminated, but financial institutions will have to inform their customers in advance about the commissions that other financial entities are charging.

Central Bank issued Communication “A” 6212, effective as of April 1, 2017, which reduces credit card and debit card sales commissions on a gradual annual plan. Pursuant to Communication “A” 6212, the maximum credit card sales commission rate for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively.

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments (the “2012 Quota”), according to the terms and conditions described therein. Subsequently, the Central Bank issued Communication “A” 5380 and “A” 5449 (the “2013 Quota”), “A” 5516 and “A” 5600 (the “2014 Quota”), “A” 5681 and “A” 5771 (the “2015 Quota”), “A” 5874 and “A” 5975 (the “2016 Quota”) and “A” 6084 (the “2017 Quota”), establishing new regulations applicable to credit facilities for productive investments. The 2012 Quota, the 2013 Quota, the 2014 Quota, the 2015 Quota, the 2016 Quota and the 2017 Quota are not cumulative and must be complied with, independently, in each year. Financial institutions subject to this regime are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or those whose average total deposits over a related three-month period are equal to or greater than 1% of the total deposits in the financial system.

2012 Quota

Financial entities included in the 2012 Quota must extend credit facilities in respect of product investments in an aggregate amount equal to at least 5% of deposits of non-financial private sector deposits in Pesos, calculated based on the average balances as of the end of June 2012. The maximum interest rate is 15.01% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 400 basis points.

The 2012 Quota must target at least 50% of the credit facilities rendered to MiPyMEs. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing required pursuant to the 2012 Quota must be granted by December 31, 2012.

2013 Quota

Financial entities included in the 2013 Quota must extend credit facilities in respect of productive investments in an aggregate amount equivalent to 5% of the non-financial private sector deposits in Pesos, calculated based on the balance resulting as of the end of November 2012 for the first tranche, and as of the end of May 2013 for the second tranche. The maximum interest rate is 15.25% fixed per annum for at least the first 36 months (for both tranches). After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 400 basis points.

The 2013 Quota must target at least 50% of the credit facilities rendered to MiPyMEs The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing required pursuant to the first tranche must be granted by June 30, 2013. Financing under the second tranche must be granted by December 31, 2013.

2014 Quota

Financial entities included in the 2014 quota must extend credit facilities in respect of productive investments in an aggregate amount equivalent to 5% of the nonfinancial private sector deposits in Pesos, calculated based on the balance resulting as of the end of November 2013, for the first tranche, and for an amount equal to at least 5.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the balance resulting as of the end of May 2014, for the second tranche. The maximum interest rate for the first tranche is 17.50% and for the second tranche is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

The 2014 Quota must target 100% of the credit facilities rendered to MiPyMEs. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. Financing required pursuant to the first tranche must be granted by June 30, 2014. Financing under the second tranche must be granted by December 31, 2014. The maximum interest rate for the second semester of 2014 Quota is 19.50% fixed per annum for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the total BADLAR rate in Pesos plus 300 basis points.

2015 Quota

Financial entities included in the 2015 Quota must extend credit facilities in respect of productive investments in the first tranche in an aggregate amount equal to at least 6.5% of deposits of non-financial private sector deposits in Pesos, calculated based on the average balances of November 2014, and in the second tranche for an amount equal to at least 7.5% of deposits of non-financial private sector deposits in Pesos, calculated according to the average balances of May 2015. The maximum interest rate for the 2015 Quota was established at a fixed 19% per annum for the first tranche and at a fixed 18% per annum for the second tranche, for at least the first 36 months. After the completion of this period, if the financing continues, institutions may apply a variable rate that may not exceed the BADLAR rate in Pesos plus 150 basis points for the first tranche and BADLAR rate in Pesos plus 50 basis points for the second tranche.

The 2015 Quota must target 80% of the credit facilities rendered to MiPyMEs. The remaining 20% can target enterprises that exceed the maximum established for their area of activity in the rules on MiPyMEs and that the total exports do not exceed the 20% of total sales of the last financial year. The credits granted must be denominated in Pesos and, at the time of disbursement of the funds, must have a weighted average life equal to or greater than 24 months and shall mature beyond 36 months. All financing required pursuant to the 2015 Quota must be granted by December 31, 2015.

2016 Quota – Credit Lines for Production and financial inclusion

Central Bank Communications “A” 5874 and “A” 5975, established the following guidelines for the 2016 Quota.

Financial entities acting as financial agents for the national, provincial, City of Buenos Aires’ and/or municipal governments and/or whose share in the non-financial private sector deposits in Pesos in the financial system is equal to or greater than 1% (based on the simple average of daily balances of the non-financial private sector deposit in Pesos for the previous calendar nine-month period), will be required to extend certain credit lines, pursuant to the Central Bank regulations on “Credit lines for Financial Production and Inclusion” up to an annual quota, calculated based on deposits from the non-financial private sector in Pesos, computed based on the average and daily balances for: (i) November 2015 (for the first half of 2016), 14%; (ii) May 2016 (for the secondhalf of 2016), 15.5% and (iii) November 2016 (for the first half of 2017), 18%.

In addition, not less than 75% of the 2016 Quota must be allocated to credit facilities intended for MiPyMEs. The amount of the financing arises from applying to the disbursed capital a weight per category and location of the company

Communication “A” 5874, as amended, sets forth the type of financing which may be considered eligible to be computed as part of the 2016 Quota, which includes the following:

(i)	financing of investment projects (meaning financing extended for the purchase of capital goods and/or the construction of facilities necessary for the production of goods and/or services and for the commercialization of goods and/or services; financing of working capital for investment projects for up to an amount equivalent to 20% of the total project amount; the purchase of real estate, provided the financing amount does not exceed 70% of the value attributable to the constructions built on the land; and financing for the purchase of motor vehicles and machinery, provided that the purchase transaction be carried out at the selling price applied to cash transactions; among others);

(ii)	discount of deferred payment checks, certificates of public works (or any documentation that may replace them) and invoices and promissory notes for customers that are MiPyMEs for up to an amount equivalent to 30% of the first tranche of the 2016 Quota and for the whole quota of the second tranche of the 2016 Quota;

(iii)	inclusion, by means of an assignment or discount, of financing facilities provided to users of financial services, or of receivables in respect of trusts whose trust assets consist primarily of such financing provided by financial entities not included within the scope of the above mentioned rules, with a total nominal annual financial cost not exceeding 27%, for the financings granted as of October 31, 2016 and 21% for the financings granted from November 1, 2016, which may amount to up to 5% of the 2016 Quota;

(iv)	microcredit extended to micro entrepreneurs that meet certain requirements (including that, either individually or as a family group, they do not have revenues exceeding two adjustable minimum living wages and are not registered as value added tax, income tax and personal assets tax payers with AFIP). On a supplemental basis, micro entrepreneurs may be granted loans for the purchase of consumption goods or services;

(v)	loans extended to individuals at an interest rate of up to a nominal annual 22% for the first year and as from the second year, if the above rate is not maintained, at a variable interest rate equivalent to the Peso BADLAR rate charged by private banks, plus 150 basis points. The proceeds of these loans must be used directly for the purchase of a sole family dwelling for the respective family group, and must be implemented by means of a collateral assignment of rights in the trusts created for the construction of those properties, subject to certain conditions. This type of financing may collectively amount to up to 10% of the 2016 Quota;

(vi)	mortgage loans extended to individuals for the purchase, construction or enlargement of dwellings, at an interest rate of up to a nominal annual 22% for the first year and as from the second year, if the above rate is not maintained, at a variable interest rate equivalent to the Peso BADLAR rate charged by private banks, plus 150 basis points. These loans may collectively amount to up to 10% of the 2016 Quota;

(vii)	assistance provided to natural persons and/or legal entities in areas where an emergency situation prevails as a result of natural disasters. This assistance may amount to up to 15% of the 2016 Quota;

(viii)	financing extended by financial entities that do not fall within the scope of these rules and/or to companies that provide financial assistance through capital lease transactions, provided the proceeds of such transactions are applied to funds, as of the effective date of the legal regulation, to provide financing to MiPyMEs for the purchase of motor vehicles and/or machinery at prices not exceeding cash transaction prices (i.e., list price, net of any general discounts) and pursuant to the conditions of the 2016 Quota. The proceeds must be used within a term of ten (10) business days between the date when financial assistance is received from the financial entity and the date the funds are used for lending to MiPyMEs (Communication “A” 5929);

(ix)	financing extended to financial institutions regarding assistances mentioned in item (vii) and incorporations made from those assistances if granted by financial institutions. The entity which provides financing or its assignee, may compute such assistance, for which a report from the external auditor is required;

(x)	working capital financing to MiPyMEs, extended from August 1, 2016, for working capital allocated to livestock farming (i.e., for the purchase and/or production of cattle, sheep, pigs, poultry, apiculture, etc.), dairy farming or other productive activities carried out in regional economies within the scope of section 2.2.9. of the “Minimum loan loss provisions” regulations, for up to an amount equivalent to 10% of the 2016 Quota; and

(xi)	financing to non-financial institutions that issue credit cards and have joined the Ahora 12 Program.

The maximum interest rate to be applied, except for the financing facilities described in items (iii), (v), (vi) and (vii) above, will be a nominal annual fixed rate of 22% for the financings granted as of October 31, 2016 and of 17% for the financings granted from November 1, 2016. In the case of financings restated in “Purchasing Power Units”, CER adjustable, or UVA, the maximum interest rate is a nominal annual fixed rate of 1%. The rate will be free for transactions with customers who do not meet the conditions of a MiPyMEs.

Financing facilities must be denominated in Pesos and have – at the time of disbursement – an average maturity period equal to or longer than 24 months, based on weighted principal maturities, and the total maturity period must not be less than 36 months. Financing facilities described in item (i) above and to be used for working capital purposes must have an effective weighted average maturity period equal to or longer than 24 months. The discount transactions contemplated in items (ii) and (iii) will not be subject to a minimum maturity period requirement. The mortgage loans referred to in item (vi) must have a minimum term of 10 years. The working capital financing facilities for MiPyMEs described in item (x) must have an effective weighted average term equal to or longer than 18 months for financings through October 31, 2016 and a minimum term of 12 months as from November 1, 2016.

The entities may make up this portfolio with loans extended on a joint basis with other entities, in the relevant proportion. In case early pre-payment is accepted, only debtors will be entitled to such pre-payment right.

2017 Quota

Financial entities will be required to extend credit facilities from January 1, 2017 to June 30, 2017, equivalent to at least 18% of the non-financial private sector deposits in Pesos, calculated on the basis of the monthly average of daily balances in November 2016.

In the case of entities falling within the above scope whose share of total non-financial private sector deposits in Pesos is lower than 0.25% (calculated as described in the preceding paragraph) the percentage to be applied will be not less than 10%, from January 1, 2017 to June 30, 2017.

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as Adjustable Purchase Value Units (Unidades de Valor Adquisitivo Actualizables, or “UVAs”].

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (Unidades de Vivienda or “UVIs”).

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps. 14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016.

Both units are amended based on the indices published by the INDEC and the Central Bank on its website.

Foreign Exchange System

During the first quarter of 2002, the Argentine government established certain foreign exchange controls and restrictions.

On February 8, 2002, Decree No. 260 was issued, establishing as of February 11, 2002 a Local Foreign Exchange Market (Mercado Único y Libre de Cambios) system through which all foreign exchange transactions must be traded at exchange rates to be freely agreed upon.

Also on February 8, 2002, the Central Bank issued Communications “A” 3471 and “A” 3473, which stated that the sale and purchase of foreign currency can only be performed with entities authorized by the Central Bank to operate in the foreign exchange. Item 4 of Central Bank Communication “A” 3471 stated that the sale of foreign currency in the local exchange market shall in all cases be against local currency.

Regulations imposed by the Central Bank have been subject to further modifications as of the date of this document. For further information, see Item 10.D “Exchange Controls”.

As of mid December 2015, there have been significant changes to the legal framework applicable to the foreign exchange market aiming at granting greater flexibility to foreign exchange transactions.

These changes, initially contemplated under Communication “A” 5850, Communication “A” 5899 and Communication “A” 5955, among others, allowed those entities authorized to operate in the exchange market to engage in foreign currency arbitrage and exchange transactions with their customers. In addition, these regulations made it less burdensome for residents to access the foreign exchange market in order to acquire external assets, and for the repatriation by non residents of both portfolio and direct investment.

Effective as of August 9, 2016, the Central Bank continued to establish more flexible rules for foreign exchange transactions, for example through the issuance of Communication “A” 6037, which resulted in a simplification of the rules that had been in place since 2002.

The new regulations provide that foreign exchange transactions may be performed under a sworn statement detailing the subject matter of the transaction, insofar no specific requirements apply to the transaction, and eliminated the obligation to produce documents supporting each foreign exchange transaction.

In addition, transactions involving the creation of external assets by residents are no longer limited by a specific amount, and regulations restricting market access to transactions involving derivative instruments with foreign counterparties have been suppressed. The new regulations also provided greater flexibility to the requirements needed to engage in exchange transactions during extended schedule hours.

Foreign currency lending capacity

Central Bank Communication “A” 4851, as amended (the “Credit Policy”) contains regulations on the allocation of deposits in foreign currencies and establishes that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in Pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods–including temporary imports of commodities–that increase or are related to the production of goods to be exported, including syndicated loans, whether granted by local or foreign financial institutions; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above (excluding syndicated loans); (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies or public guarantee funds, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (Préstamos BID N° 119/OC-AR), not exceeding 10% of the lending capacity; (i) interfinancing loans (any interfinancing loans granted with such resources must be identified); (j) Central Bank bills denominated in dollars; (k) direct investments abroad by resident companies in Argentina, with the purpose of the development of non- financial productive activities of goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that are constituted in countries or territories considered to be cooperators for the purposes of fiscal transparency, according to section 1 of Decree No. 589/13 as supplemented; (l) financing of investment projects, including its working capital, that allows the increase in the production on the energy sector, and have sales contracts in firm and/or endorsement or guarantees in foreign currency; (m) primary subscription of debt securities in foreign currency issued by the Argentine national treasury for up to an amount equivalent to 1/3 of the total allocations made as established herein; and (n) primary underwriting of debt instruments in foreign currency of the Argentine national treasury, up to the equivalent of a third of total allocations pursuant to these categories; and (m) (n) financing of investments in cattle farming, including working capital, not exceeding 5% of our deposits in foreign currency.

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

General Exchange Position

The general exchange position (“GEP”) includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by Organisation for Economic Co-operation and Development (OECD) members’ governments with a sovereign debt rating not below “AA,” certificates of time deposits in foreign institutions (rated not less than “AA”), correspondents’ debit and credit balances and the third parties funds pending of settlement. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two (2) business days and correspondent balances for third-party transfers pending settlement.

It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad (Communication “A” 4646 and “A” 4814).

The GEP ceiling is calculated every month and updated the first business day of the month. Pursuant to the relevant reporting system regulations this ceiling is set at 15.0% of the amount equivalent in U.S. dollars to the RPC at the end of the month immediately preceding the last month when filing with the Central Bank has already expired. It will be increased by an amount equivalent in U.S. dollars to 5.0% of the total amount traded by the institution on account of the purchases and sales of foreign currency in the calendar month prior to the immediately preceding month, by 10.0% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody and deposits made under Law No. 27,260, recorded by the institution at the end of the calendar month prior to the immediately preceding month and by the daily amount equivalent in U.S. dollars to the foreign currency deposits made under Law No. 27,260, net of foreign currency banknotes submitted through foreign exchanges and arbitrations as from October 1, 2016. If the resulting ceiling is lower than US$8.0 million plus the daily amount equivalent in U.S. dollars resulting from the foreign currency deposits made under Law No. 27,260, net of foreign currency banknotes submitted through foreign exchanges and arbitrations as from October 1, 2016, the minimum amount of the ceiling shall be set at the sum of the latter two amounts.

It will be increased by an amount equivalent in U.S. dollars to 5.0% of the total amount traded by the institution on account of the purchases and sales of foreign currency with clients in the calendar month prior to the immediately preceding month, and by 2.0% of the total demand and time deposits locally held and payable in foreign bills, excluding deposits held in custody, recorded by the institution at the end of the calendar month prior to the immediately preceding month. If the resulting ceiling is lower than US$8.0 million, the limit shall be set at US$8.0 million (Communication “A” 4646, “A” 4814, “A” 5837 and “A” 5850).

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

Foreign Currency Net Global Position

All assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (originating in spot and forward transactions) are included in the net global position, including related derivatives and agreements contemplating variations in the rate of exchange, the items included in the computation of the “General Foreign Exchange Position,” foreign currency deposits in accounts maintained with the Central Bank as well as gold, Central Bank Bills in foreign currency, subordinated debt in foreign currency and debt securities issued in foreign currency.

Forward transactions under master agreements executed in authorized domestic markets paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency.

Deductible assets when determining a bank’s RPC and Argentine government bonds linked to the growth of the GDP are excluded from the ratio.

Limits:

Negative Foreign Currency Net Global Position (liabilities exceeding assets): as of January 1, 2017 (Communication “A” 6128) the limit is 25% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position (assets exceeding liabilities): Communication “A” 6128 of the Central Bank established that, effective as of January 1, 2017, this daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) cannot exceed 25% of the lesser of the RPC or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “fixed assets and other concepts ratio”) of the immediately preceding month.

The excesses of these ratios are subject to a charge equal to 1.5 times the nominal interest rate of the Peso-denominated Lebacs. Charges not paid when due are subject to a charge equal to one and a half times the charge established for excesses.

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

In particular, an open purchase position in U.S. dollar futures traded on the Mercado a Término de Rosario S.A. (Rosario Futures Exchange, or “ROFEX”) and having had its original price adjusted as provided under Item II of Communication 657 of Argentina Clearing S.A. was required to be sold to the Central Bank at the adjusted original price resulting from the enforcement of such Communication, and then repurchased in full at the reference exchange rate prevailing on the day of the repurchase.

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

The notion of “foreign currency position” referred to above was determined as follows: (i) for foreign exchange bureaus, agencies and offices: their GEP; and (ii) for financial entities authorized to deal in foreign exchange transactions: their net global foreign currency position, less any net assets corresponding to their liabilities in foreign-currency denominated government securities, based on the currency in which the respective financial services were paid (either a foreign currency or U.S. dollar-linked Argentine Pesos).

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

Credit Ratings

Since November 28, 2014, Communication “A” 5671, as amended by Communication “A” 6162, supersedes the provisions issued by the Central Bank containing ratings requirements assigned by a local risk rating company. Where provisions require certain international ratings, the criteria set forth by Communication “A” 5671 govern.

The provisions of Communication “A” 5671 are basic guidelines to properly assess the credit risk that financial institutions must observe when implementing Central Bank Rules including the requirement of a particular rating and do not replace the credit assessment that each financial institution must make to their counterparts. International credit ratings that refer to these provisions shall be issued by rating agencies that have a code of conduct based on the “Principles of the Code of Conduct for Agents Rate Risk” issued by the International Organization of Securities Commissions.

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

Consumer or housing loans classification

The principal criterion applied to loans in the consumer and housing portfolio is the length of period for which such loans remain overdue. Under Central Bank Rules, consumer and housing borrowers are classified as follows:

Classification	Criteria
Normal Situation	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Classification	Criteria
Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable Loans	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank’s Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

Minimum Credit Provisions

The following minimum credit provisions are required to be made by Argentine banks in relation to the credit portfolio category:

Category	With Preferred Guarantees	Without Preferred Guarantees
“Normal situation”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under negotiation or refinancing agreement”	6%	12%
“With problems” and “Medium Risk”	12%	25%
“With high risk of insolvency” and “High Risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable according to Central Bank’s Rules”	100%	100%

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

Minimum frequency for classification review

In accordance with Central Bank Rules financial institutions are required to develop procedures for the analysis of the credit facilities assuring an appropriate evaluation of a debtor’s financial situation and a periodic revision of its situation concerning objective and subjective conditions of all the risks taken. The procedures established have to be detailed in a manual called “Manual of Procedures for Classification and Allowances” which shall be permanently available for the Superintendency. The frequency of the review of existing classifications must answer to the importance considering all facilities. The classification analysis shall be duly documented. The classification review must include (i) clients whose credits (in Pesos and in foreign currency) exceed the lower of 1% of the financial institution’s RPC corresponding to prior month and Ps.4.0 million and (ii) at least 20% of the financial institution’s total active credit portfolio, which, if applicable, shall be completed by incorporating clients (in decreasing order) whose total indebtedness is inferior to the limits described in (i).

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) higher than the lower of 1% of the financial entity’s RPC for the prior month and Ps.4.0 million, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

In addition, financial institutions have to review the rating assigned to a debtor in certain instances, such as when another financial institution reduces the debtor classification in the “Credit Information Database” (the “Credit Information Database”) and grants 10% or more of the debtor’s total financing in the financial system. Only one-level discrepancy is allowed in relation to the information submitted by financial institutions to the Credit Information Database and the lower classification awarded by at least two other banks and total lending from such banks account for 40% or more of the total informed; if there is a greater discrepancy, the financial institution will be required to reclassify the debtor.

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

Priority rights of depositors

Under section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs (a) and (b)) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.450,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.450,000, or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the Financial Institutions Law, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

The amendment to section 35 bis of the Financial Institutions Law by Law No. 25,780 sets forth that if a bank is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board of Directors may take certain actions. Among these actions, in the case of excluding the transfer of assets and liabilities to financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in section 49, paragraph (e), as well as debt defined in section 53, giving effect to the order of priority among creditors. Regarding the partial exclusion, the order of priority of paragraph (e), section 49 must be followed without treating liabilities of the same grade differently.

Mandatory deposit insurance system

Law No. 24,485, passed on April 12, 1995, as amended, created a Deposit Insurance System, or “SSGD,” which is mandatory for bank deposits, and delegated the responsibility for organizing and implementing the system to the Central Bank. The SSGD is a supplemental protection to the privilege granted to depositors by means of section 49 of the Financial Institutions Law, as mentioned above.

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

Effective payment on this guaranty will be made within thirty (30) business days after revocation of the license of the financial institution in which the funds are held; such payments are subject to the exercise of the depositor’s priority rights described above.

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

The Capital Markets Law introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, as well as certain amendments to the CNV’s powers. On September 9, 2013, the CNV published Resolution No. 622/2013 (the “CNV Rules”) supplementing the Capital Markets Law. The CNV Rules have been in force since September 18, 2013.

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

Financial institutions with economic difficulties

The Financial Institutions Law provides that any financial institution, including a commercial bank, operating at less than certain required technical ratios and minimum net worth levels, in the judgment of the Central Bank adopted by members representing the majority of the board of directors, with impaired solvency or liquidity or in any of the other circumstances listed in Section 44 of the Financial Institutions Law, must (upon request from the Central Bank and in order to avoid the revocation of its license) prepare a restructuring plan or a remediation and regularization plan. The plan must be submitted to the Central Bank on a specified date, no later than thirty (30) calendar days from the date on which a request to that effect is made by the Central Bank. If the institution fails to submit, secure regulatory approval of, or comply with, a restructuring plan, the Central Bank will be empowered to revoke the institution’s license to operate as such.

The Central Bank’s charter authorizes the Superintendency to fully or partially suspend, exclusively subject to the approval of the President of the Central Bank, the operations of a financial institution for a term of thirty (30) days if the liquidity or solvency thereof is adversely affected. Such term could be renewed for up to ninety (90) additional days, with the approval of the Central Bank’s Board of Directors. During such suspension term an automatic stay of claims, enforcement actions and precautionary measures is triggered, any commitment increasing the financial institution’s obligations shall be null and void, and debt acceleration and interest accrual shall be suspended.

If a financial institution meets the Central Bank’s criteria and is found to be in a situation covered by the Financial Institutions Law, then the Central Bank is authorized to revoke the institution’s operation license. The Central Bank may order a restructuring plan before revoking an institution’s license. The restructuring plan may consist of certain steps, including, among others:

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

Revocation of the license to operate as a financial institution

The Central Bank may revoke the license to operate as a financial institution in the situations outlined in the Financial Institutions Law. These situations include if a restructuring plan fails or is not deemed feasible, local laws and regulations are violated, the solvency or liquidity of the financial institution is affected, significant changes occur in the institution’s condition from when the original authorization was granted, if any decision by the financial institution’s legal or corporate authorities concerning its dissolution is adopted. Further, pursuant to the Central Bank regulations on “Incorporation of Financial Entities,” sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the Board of Directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of:

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

Liquidation of financial institutions

As provided in the Financial Institutions Law, the Central Bank must notify the revocation decision to a competent court, which will then determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an independent liquidator appointed by the court for that purpose (judicial liquidation). The court’s decision will be based on whether there are sufficient assurances that the corporate authorities are capable of carrying out such liquidation properly.

Bankruptcy of financial institutions

According to the Financial Institutions Law, financial institutions are not allowed to file their own bankruptcy petitions. In addition, the bankruptcy shall not be adjudged until the license to operate as a financial institution has been revoked.

Once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy, or a petition in bankruptcy may be filed by the Central Bank or by any creditor of the bank, in this case after a period of sixty (60) calendar days has elapsed since the license was revoked.

Once the bankruptcy of a financial institution has been adjudged, provisions of the Bankruptcy Law No. 24,522 (the “Bankruptcy Law”) and the Financial Institutions Law shall be applicable. In certain cases, specific provisions of the Financial Institutions Law shall supersede the provisions of the Bankruptcy Law (i.e., priority rights of depositors).

Merger, consolidation and transfer of goodwill

Merger, consolidation and transfer of goodwill may be arranged between entities of the same or different type and will be subject to the prior approval of the Central Bank. The new entity must submit a financial-economic structure profile supporting the project in order to obtain authorization from the Central Bank.

Financial system restructuring unit

The Financial System Restructuring Unit was created to oversee the implementation of a new approach towards those banks that benefit from assistance provided by the Central Bank. This unit is in charge of rescheduling maturities, determining restructuring strategies and action plans, approving transformation plans, and accelerating repayment of the facilities granted by the Central Bank.

Anti-money laundering

The concept of money laundering is generally used to denote transactions aimed at introducing funds from illicit activities into the institutional system and thus transform gains from illegal activities into assets of a seemingly legitimate source.

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,087, 26,119, 26,286, and 26,683 (together the “Anti-Money Laundering Law”), which sets forth an administrative criminal system and supersedes several sections of the Argentine Criminal Code related to money laundering.

The Anti-Money Laundering Law defines money laundering as a crime committed whenever a person converts, transfers, manages, sells, encumbers, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence that the original assets or the substitute may appear to be of a legitimate origin. The value of the assets must exceed Ps.300,000. This amount may be the product of one or more related transactions.

Money laundering is a separate crime from concealment. Money laundering is a crime against the economic and financial order, whereas concealment is considered an offense against the public administration. Therefore, an individual or entity can be prosecuted for money laundering even if they did not participate in the underlying crime to illegally obtain goods.

To comply with recommendations made by the FATF on money laundering prevention, on June 1, 2011, the Argentine Congress enacted Law No. 26,683. Under this law, money laundering is a crime per se. Laundering one’s own money is also sanctionable. This law extends reporting duties to certain members of the private sector who were formerly not under such an obligation.

The Anti-Money Laundering Law created the UIF, under the Argentine Ministry of Justice, Security and Human Rights, which is responsible for the handling and transmitting of information to prevent (a) the laundering of assets mainly originated from:

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

The UIF is also responsible for transmitting information to prevent (b) terrorism financing (sections 41 and 306 of the Argentine Criminal Code).

The Anti-Money Laundering Law, like anti-money laundering laws of other countries, does not place sole responsibility on the Argentine government to monitor these criminal activities, but rather it also places certain duties on various private sector entities, such as banks, shareholders, stock markets and insurance companies. Under the Anti-Money Laundering law, these private sector entities are now legally bound reporting parties. These obligations essentially consist of information gathering functions, such as:

a)	obtaining from clients documents that indisputably prove the identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy);

b)	reporting to the UIF any transaction considered suspicious (as such term is explained below), as well as any transaction that lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly; and

c)	keeping any monitoring activities in connection with a proceeding pursuant to the Anti-Money Laundering Law confidential from both clients and third parties.

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the UIF, the Central Bank, and, if applicable (as is the case of Banco Macro), by the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs.” In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti–money laundering proceedings of the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, implement certain corrective measures and actions.

Resolution 121/2011 issued by the UIF, as amended among others by Resolution No. 196/2015 (“Resolution 121”), is applicable to financial entities subject to the Financial Institutions Law, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the OTC market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions.

The main duties under Resolution 121 and 229 are:

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

h)	to adopt reinforced identification methods applicable to customers with specific features as provided by applicable regulations. Entities covered by Resolution 121 and Resolution 229, as legally bound reporting parties, must report any money laundering suspicious activity to the UIF within 150 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hours period of its occurrence (or attempt) has elapsed. However, as discussed in Resolution UIF 3/2014, within a maximum of 150 calendar days, entities covered by Resolution 121 and Resolution 229 must report any money laundering suspicious activity to the UIF within thirty (30) calendar days as of the day on which any such activity is qualified as suspicious by such legally bound reporting party.

According to Resolution 121 and Resolution 229, unusual transactions are those attempted or consummated transactions, on a one-time or on a regular basis, without economic or legal justification, inconsistent with the risk level or transactional profile of the client or, and which deviate from standard market. Under Resolution 121 and Resolution 229, suspicious transactions are those attempted or consummated transactions that, having been previously identified as unusual transactions by the legally bound reporting party, are inconsistent with the lawful activities declared by the client or, even if related to lawful activities, give rise to suspicion that they are linked or used to finance terrorism.

On August 2016, UIF Resolution No. 94/2016 established that the legally bound reporting parties under Resolution 121 may apply simplified due diligence measures for customer identification when opening a savings account (i.e., presentation of identification, PEP declaration and verification that the holder is not on the lists of terrorists and/or terrorist organizations) in cases where the client meets certain specified requirements. According to this resolution, the simplified identification measures do not release the legally bound reporting party from the duty of monitoring the operations carried out by such customer. Also, if any of the requirements stated in the resolution cannot be verified, the legally bound reporting parties must apply the identification measures set out in Resolution 121.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented, among others, by Resolutions No. 1/2012 and No. 92/2012, which sets forth the Central Bank’s obligation to evaluate the anti-money laundering controls implemented by Argentine financial institutions (with the limitation of the access to the reports and records of suspicious operations, which are, as aforementioned, confidential and subject only to the UIF’s supervision), and lists examples of what circumstances should be specially considered in order to stablish if a particular transaction may be considered unusual and eventually qualified as suspicious.

The listed transactions are closely reviewed by the Central Bank. Such transactions include, any transaction involving financial institutions, regular transactions involving securities (specially daily purchases and sales of the same amount of securities), capital contributions into financial institutions that have been paid-in in cash (or means other than bank transfers), and capital contributions by companies incorporated or domiciled in jurisdictions that do not allow for information relating to family relations of its shareholders, board members or members of its supervisory committee, deposits or withdrawals in cash for unusual amounts by entities or individuals that normally use checks or other financial instruments and/or whose declared business does not correspond with the type or amount of the transaction; subsequent cash deposits for small amounts that, in total, add up to a relevant sum; a single client holding numerous accounts that, in the aggregate, hold relevant sums inconsistent with such client’s declared business; transfers of funds for amounts inconsistent with the client’s business or usual kind of transaction; accounts with several authorized signatories that hold no apparent relation (in particular when domiciled or acting off-shore or in tax havens); clients that unexpectedly cancel loans; frequent cash deposits or withdrawals for relevant amounts without commercial justification. The CNV must comply with UIF Resolution No. 22/2011, as supplemented, by Resolutions No. 1/2012 and No. 92/2012, which sets forth the CNV’s obligation to evaluate the anti-money laundering controls implemented by entities subject to its control (with the limitation of the access to the reports and records of suspicious operations, which are confidential and subject only to the UIF’s supervision), and also lists some examples of what circumstances should be specially considered in order to establish if a particular transaction may be considered unusual and eventually qualified as suspicious.

Central Bank Rules require Argentine banks to take certain precautions to prevent money laundering. In this regard, the Central Bank recommends financial institutions create an anti-money laundering committee to assist in the compliance of the anti-money laundering regulations.

Each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention. This board member is in charge of centralizing any information the Central Bank may require or information that any other competent authority may request. They must also report any suspicious transactions to the UIF.

The guidelines issued by the Central Bank to detect unusual or suspected money laundering or terrorist financing transactions require the reporting of suspicious transactions and are based on the resources of the entity subject to the reporting obligation and on the type of analysis performed. In particular, the following circumstances are considered:

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

Pursuant to Communication “A” 5738, as amended and supplemented, including without limitation, by Communication “A” 6060, of the Central Bank, in force as of February 2015, Argentine financial institutions must comply with certain additional “know your customer policies.” New commercial relationships cannot be initiated if the “know your customer policies” and the risk management legal standards have not been met. Regarding existing clients, if the “know your customer policies” cannot be complied with, the Argentine financial institution must discontinue operations with such client (i.e. cease the relationship with the client in accordance with Central Bank’s regulations for each type of product) within 150 calendar days as of the notice of such circumstances. Operations do not have to be discontinued when the “know your customer policies” are complied with in such period or when simplified due diligence procedures were implemented pursuant to the applicable laws. Further, under this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” in place.

The CNV Rules, as amended in September 2013, include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (including, among others, Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), and Distribution and Placement Agents) are to be considered legally bound reporting under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs. In addition, CNV Rules impose certain restrictions in connection with payment arrangements (restricting, among others, to Ps.1,000 the cash amount that the entities set forth therein could receive or pay per day and per client) and impose certain reporting obligations.

The CNV Rules establish that the above-mentioned entities shall only be allowed to carry out any transactions contemplated under the public offering system, if such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b). When such persons are not included in such list and in their home jurisdiction qualify as registered intermediaries in an entity under control and supervision of a body that carries out similar functions to those carried out by the CNV, they will only be allowed to carry out such transactions if they provide evidence indicating that the relevant securities and exchange commission in their home jurisdiction has signed a memorandum of understanding for cooperation and exchange of information with the CNV.

On February 17, 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights. This Program is responsible for reorganizing, coordinating and strengthening the national system for the prevention of money laundering and the financing of terrorism. The program considers in particular the specific risks that may have an effect on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the FATF. The National Coordinator leads the program and ensures its responsibilities are performed and implemented. Applicable statutory rules were also modified and the Ministry of Justice and Human Rights were placed primarily in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the Financial Information Unit (UIF) will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly within its jurisdiction as a financial intelligence agency.

Law No. 27,260 and its supplemental Decree No. 895/2016, allow the UIF to provide information to other public entities who also have intelligence or investigation rights, so long as the sharing of this information has been previously authorized by the president of the UIF and if there is reasonable, precise and serious evidence of the commission of any of the crimes contemplated under the Anti-Money Laundering Law. The entities receiving the communications of the UIF providing this information will be subject to the confidentiality obligations of Section 22 of the Anti-Money Laundering Law, and will be subject to the criminal penalties of such law if they breach their duty of confidentiality and reveal secret information. The UIF is not entitled to exercise this right with respect to voluntary and exceptional declarations made pursuant to Law No. 27,260. In addition, pursuant to the UIF Resolution No. 92/2016, reporting agents have to implement a special risk management system. The UIF implemented a special reporting system for operations carried out under the abovementioned tax amnesty disclosure prior to March 31, 2017.

On January 11, 2017, the UIF published Resolution No. 4/2017 (“Resolution 4/2017”), which allows the legally bound reporting parties detailed in subsections 1, 4 and 5 of section 20 of Law No. 25,246, as amended, (the “Legally Bound Reporting Parties of Res. 4/2017”), to apply special due diligence identification measures to foreign and national investors (which must comply with the requirements established by Resolution 4/2017 to qualify) to Argentina when at-distance opening special investment accounts (the “Accounts”). The special due diligence regime shall not exempt the Legally Bound Reporting Parties of Res. 4/2017 from monitoring and supervising the transactions performed during the course of the commercial relationship, according to a risk-based approach.

Resolution 4/2017 also regulates the due diligence measures between legally bound financial reporting parties. It requires that when the opening of the Accounts is requested by settlement and clearing agents, or the ALyCs, the local financial entity will have complied with current anti-money laundering and counter terrorist financing regulations after performing due diligence with respect to the ALyCs. The ALyCs shall be responsible for performing due diligence with respect to its customers. Resolution 4/2017 expressly establishes that, even though the financial entities are not responsible for performing due diligence with respect to the ALyCs’ customers, they are not exempt from monitoring and supervising the transactions performed by their clients (the ALyCs) during the course of the commercial relationship, according to a risk-based approach.

Anti-Money Laundering and Prevention of Terrorist Financing Program of the Bank

One of the most significant operational risks that is monitored is that of the activities of “Anti-Money Laundering and Prevention of Terrorist Financing.” There is a program designed to safeguard us against any unintentional involvement or participation in criminal or illicit activities or terrorist financing, and to reaffirm the policy of fully cooperating with the strict application of law and cooperation with the authorities and regulatory bodies.

In order to ensure that the financial system is not used as a channel of funds from criminal activities, employees must determine the true identity of all customers and final beneficiaries of the contracted products and services.

The term terrorism means any premeditated and politically motivated violent act perpetrated against non-combatant targets by clandestine agents or anti-national groups, usually aimed at influencing one or more sectors.

Our regulatory framework categorizes commercializing goods obtained through a crime, with the possible consequence that the original assets or the substitute thereof may appear to be of a legitimate origin, as money laundering. Terrorist financing refers to the funding of a criminal activity, whether through money obtained illegally or legally.

Roles and responsibilities of the program

The term “Anti-Money Laundering Program” refers to the procedures and policies we have adopted to comply with the Anti-Money Laundering Law.

All employees have roles and responsibilities in the implementation of the Anti-Money Laundering Program. These roles and responsibilities vary depending on the employee’s business line or business area.

Elements of the Anti-Money Laundering Program

We adopt specific procedures for our various operational and commercial areas as applicable.

The following are the most important components of the Bank’s Anti-Money Laundering Program:

1.	Prevention: We carry out different tasks in order to mitigate the risk of money laundering:

a.	Generation of policies and procedures

b.	Reliable identification of customers and knowledge of their activities (“Know Your Customer” process).

c.	Specific risk analysis in the product and process approval process.

d.	Training and ongoing communication to update all relevant staff.

e.	Existence of an Operational and Regulatory Risk Management Unit, a responsible Officer and a Committee for Anti-Money Laundering, Prevention of Terrorist Financing and “Know Your Customer.”

2.	Monitoring: We monitor the activity of clients, suppliers, etc., by setting parameters and alerts to be able to identify cases that must be reported to the appropriate authorities.

3.	Relationship with regulatory agencies or industry: We maintain relations with the BCRA/FIU/CNV by carrying out all necessary actions in order to collect and maintain adequate identification of clients and transaction records, in accordance with regulatory requirements . Likewise, we respond to the information requirements of the mentioned entities.

4.	Audits and Reviews: this program will be periodically reviewed through by its own assurance program and different types of audits (internal, external, comptroller) to identify opportunities for improvement.

5.	Training and Communication: All our staff (including executive staff) who have a relationship with clients or handle their transactions must receive training in anti-money laundering. This training is institutional and mandatory.

6.	Know Your Client (KYC): Similar to our efforts to prevent money laundering, and terrorist financing begins with an appropriate “Know Your Customer” process.

a.	Customer awareness allows financial institutions to determine if certain customers are included on terrorist lists issued by governments and regulatory agencies. This process also allows us to establish whether we are facing high-risk clients (eg, Politically Exposed Persons) in order to carry out an Improved Due Diligence process (EDD).

b.	We will not enter into any relationship with any individual or entity who cannot prove their true identity.

7.	Recognition and reporting of unusual or suspicious activities: When employees receive indications that make them assume that clients’ funds come from criminal activities, they should report this to the Operational and Regulatory Risks Management Unit for evaluation in accordance with established procedure.

For a thorough analysis of money laundering regulations in effect as of the date of this document, please consult with your own legal counsel and to read Title XIII, Second Book of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance, www.infoleg.gov.ar, the UIF, www.uif.gov.ar, the CNV, www.cnv.gob.ar or the Central Bank, www.bcra.gov.ar none of which websites are incorporated by reference herein.

C. Organizational Structure

Subsidiaries

We have five subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A., which is a member of the MERVAL, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary.

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

D. Property, plants and equipment

Property

Our headquarters consist of 25,146 square meters of office space that is used by management, accounting and administrative personnel. Our headquarters consist of 23,646 square meters that we own and 1,500 square meters that are leased. Our headquarters are split between offices located in Sarmiento 341-355, 401-447,731-735, Perón 564 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2016, we have a branch network that consists of 444 branches in Argentina, of which 177 were leased properties.

In 2011 we acquired a site, located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, from the Government of the City of Buenos Aires, for an aggregate amount of Ps.110 million. We have developed a project to build our new corporate offices on this site. Work on the site began in 2012 and is expected to be completed during 2017. The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It is being built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council.”

The building will have an area of 52,700 square meters and we estimate that this project would require an investment of approximately U.S.$170 million. As of December 31, 2016, the total aggregate amount invested in the project was Ps.1,211.2 million (approximately U.S.$122.5 million at the applicable exchange rates at the end of the month as of the respective dates of such investments).

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as Item 5 “Operating and Financial Review and Prospects.” This information has been extracted from the Bank’s internal documentation that supports our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2016 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Due to the modification of certain disclosure methods used for certain items in the consolidated balance sheets and consolidated statements of income, certain figures have been restated for comparability purposes. See “Presentation of Certain Financial and Other Information.”

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2014, 2015 and 2016.

	2014			2015			2016
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
ASSETS

Interest-earning assets
Government securities (1)
Pesos	8,322,927	1,971,981	23.69%	10,926,858	3,377,979	30.91%	18,653,682	5,537,801	29.69%
Foreign currency	1,654,116	47,449	2.87%	3,032,056	191,906	6.33%	2,971,253	129,950	4.37%
Total	9,977,043	2,019,430	20.24%	13,958,914	3,569,885	25.57%	21,624,935	5,667,751	26.21%
Loans
Private and financial Sector
Pesos	37,004,555	11,068,167	29.91%	48,630,232	14,800,448	30.43%	64,337,442	21,156,414	32.88%
Foreign currency	2,184,470	258,640	11.84%	2,328,639	293,347	12.60%	5,215,644	352,779	6.76%
Total	39,189,025	11,326,807	28.90%	50,958,871	15,093,795	29.62%	69,553,086	21,509,193	30.92%
Public Sector
Pesos	610,798	201,470	32.98%	512,488	112,880	22.03%	918,159	414,198	45.11%
Total	610,798	201,470	32.98%	512,488	112,880	22.03%	918,159	414,198	45.11%

Other assets
Pesos	1,893,423	131,748	6.96%	2,744,649	591,426	21.55%	2,932,300	763,470	26.04%
Foreign currency	1,010,274	31,904	3.16%	990,097	39,116	3.95%	1,073,205	17,209	1.60%
Total	2,903,697	163,652	5.64%	3,734,746	630,542	16.88%	4,005,505	780,679	19.49%
Total interest-earning assets
Pesos	47,831,703	13,373,366	27.96%	62,814,227	18,882,733	30.06%	86,841,583	27,871,883	32.10%
Foreign currency	4,848,860	337,993	6.97%	6,350,792	524,369	8.26%	9,260,102	499,938	5.40%
Total	52,680,563	13,711,359	26.03%	69,165,019	19,407,102	28.06%	96,101,685	28,371,821	29.52%
Non interest-earning assets
Cash and due from banks
Pesos	2,710,272	—	—	3,072,264	—	—	3,448,130	—	—
Foreign currency	756,574	—	—	1,045,614	—	—	2,300,383	—	—
Total	3,466,846	—	—	4,117,878	—	—	5,748,513	—	—
Investments in other companies
Pesos	11,595	—	—	9,870	—	—	9,889	—	—
Foreign currency	2,164	—	—	2,586	—	—	3,733	—	—
Total	13,759	—	—	12,456	—	—	13,622	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,767,760	—	—	2,609,333	—	—	3,570,014	—	—
Foreign currency	0	—	—	0	—	—	—	—	—
Total	1,767,760	—	—	2,609,333	—	—	3,570,014	—	—
Allowance for loan losses
Pesos	(1,038,264)	—	—	(1,223,389)	—	—	(1,527,248)	—	—
Foreign currency	(57,546)	—	—	(73,549)	—	—	(140,753)	—	—
Total	(1,095,810)	—	—	(1,296,938)	—	—	(1,668,001)	—	—
Other assets
Pesos	6,588,491	—	—	8,086,665	—	—	12,112,830	—	—
Foreign currency	4,431,135	—	—	3,798,792	—	—	10,202,501	—	—
Total	11,019,626	—	—	11,885,458	—	—	22,315,331	—	—
Total non interest-earning assets
Pesos	10,039,854	—	—	12,554,743	—	—	17,613,615	—	—
Foreign currency	5,132,327	—	—	4,773,443	—	—	12,365,864	—	—
Total	15,172,181	—	—	17,328,187	—	—	29,979,479	—	—
TOTAL ASSETS
Pesos	57,871,557	—	—	75,368,970	—	—	104,455,198	—	—
Foreign currency	9,981,187	—	—	11,124,235	—	—	21,625,966	—	—
Total	67,852,744	—	—	86,493,207	—	—	126,081,164	—	—

LIABILITIES

Interest-bearing liabilities
Savings accounts
Pesos	7,714,543	49,175	0.64%	10,894,390	68,098	0.63%	14,655,907	89,544	0.61%
Foreign currency	1,741,369	594	0.03%	2,239,920	71	0.00%	4,531,299	320	0.01%
Total	9,455,912	49,769	0.53%	13,134,310	68,169	0.52%	19,187,206	89,864	0.47%

Time deposits
Pesos	23,407,958	5,128,065	21.91%	29,119,497	6,655,538	22.86%	41,444,932	10,126,746	24.43%

	2014			2015			2016
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
Foreign currency	2,142,104	10,962	0.51%	2,264,310	51,250	2.26%	7,141,501	163,806	2.29%
Total	25,550,062	5,139,027	20.11%	31,383,807	6,706,788	21.37%	48,586,433	10,290,552	21.18%

Borrowing from the Central Bank
Pesos	14,957	1,308	8.75%	9,201	793	8.62%	2,619	203	7.75%
Foreign currency	75	—	0.00%	23	—	0.00%	—	—	0.00%
Total	15,032	1,308	8.70%	9,224	793	8.60%	2,619	203	7.75%

Borrowings from other financial institutions
Pesos	116,446	23,331	20.04%	115,511	22,720	19.67%	246,109	66,791	27.14%
Foreign currency	282,786	9,997	3.54%	91,129	5,137	5.64%	67,307	3,228	4.80%
Total	399,232	33,328	8.35%	206,640	27,857	13.48%	313,416	70,019	22.34%

Corporate Bonds
Foreign currency	2,082,246	194,864	9.36%	2,376,493	220,402	9.27%	4,690,211	412,225	8.79%
Total	2,082,246	194,864	9.36%	2,376,493	220,402	9.27%	4,690,211	412,225	8.79%

Other liabilities
Foreign currency	26,740	0	0.00%	0	0	0.00%	1,192	0	0.00%
Total	26,740	0	0.00%	0	0	0.00%	1,192	0	0.00%

Total Interest-bearing liabilities
Pesos	31,253,904	5,201,879	16.64%	40,138,599	6,747,149	16.81%	56,349,567	10,283,284	18.25%
Foreign currency	6,275,320	216,417	3.45%	6,971,875	276,860	3.97%	16,431,510	579,579	3.53%
Total	37,529,224	5,418,296	14.44%	47,110,474	7,024,009	14.91%	72,781,077	10,862,863	14.93%

Non-interest bearing liabilities and Shareholders’ equity

Demand deposits
Pesos	15,741,946	0	—	21,001,262	0	—	24,124,498	0	—
Foreign currency	555,170	0	—	579,129	0	—	1,700,492	0	—
Total	16,297,116	0	—	21,580,391	0	—	25,824,990	0	—

Other liabilities
Pesos	2,477,047	0	—	3,301,677	0	—	5,501,029	0	—
Foreign currency	1,037,833	0	—	911,428	0	—	2,635,271	0	—
Total	3,514,880	0	—	4,213,105	0	—	8,136,300	0	—

Minority Interest
Pesos	82,807	0	—	111,642	0	—	150,677	0	—
Foreign currency	3,014	0	—	0	0	—	0	0	—
Total	85,821	0	—	111,642	0	—	150,677	0	—

Shareholders’ equity
Pesos	10,425,703	0	—	13,477,595	0	—	19,188,120	0	—
Total	10,425,703	0	—	13,477,595	0	—	19,188,120	0	—

Total non–interest bearing liabilities and shareholders’ equity
Pesos	28,727,503	0	—	37,892,176	0	—	48,964,324	0	—
Foreign currency	1,596,017	0	—	1,490,557	0	—	4,335,763	0	—
Total	30,323,520	0	—	39,382,733	0	—	53,300,087	0	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	59,981,407	0	—	78,030,775	0	—	105,313,891	0	—
Foreign currency	7,871,337	0	—	8,462,432	0	—	20,767,273	0	—
Total	67,852,744	0	—	86,493,207	0	—	126,081,164	0	—

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2014 compared to the fiscal year ended December 31, 2013; for fiscal year ended December 31, 2015 compared to the fiscal year ended December 31, 2014 and for fiscal year ended December 31, 2016 compared to fiscal year ended December 31, 2015.

	December 2014/December 2013			December 2015/December 2014			December 2016/December 2015
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

ASSETS

Interest-earning assets

Government securities
Pesos	532,228	1,156,260	1,688,488	616,959	789,039	1,405,998	2,388,706	(228,884)	2,159,822
Foreign currency	42,471	(29,520)	12,951	39,527	104,930	144,457	(3,848)	(58,108)	(61,956)
Total	574,699	1,126,740	1,701,439	656,486	893,969	1,550,455	2,384,858	(286,992)	2,097,866

Loans
Private and financial Sector
Pesos	1,399,471	1,764,336	3,163,807	3,477,273	255,008	3,732,281	4,780,437	1,575,529	6,355,966
Foreign currency	16,281	46,955	63,236	17,070	17,637	34,707	363,686	(304,254)	59,432
Total	1,415,752	1,811,291	3,227,043	3,494,343	272,645	3,766,988	5,144,123	1,271,275	6,415,398

Public Sector
Pesos	8,082	60,951	69,033	(32,427)	(56,163)	(88,590)	89,353	211,965	301,318
Total	8,082	60,951	69,033	(32,427)	(56,163)	(88,590)	89,353	211,965	301,318

Other assets
Pesos	(32,855)	(118,991)	(151,846)	59,230	400,448	459,678	40,436	131,608	172,044
Foreign currency	866	19,875	20,741	(637)	7,849	7,212	3,283	(25,190)	(21,907)
Total	(31,989)	(99,116)	(131,105)	58,593	408,297	466,890	43,719	106,418	150,137

Total interest-earning assets
Pesos	1,906,926	2,862,556	4,769,482	4,121,035	1,388,332	5,509,367	7,298,932	1,690,218	8,989,150
Foreign currency	59,618	37,310	96,928	55,960	130,416	186,376	363,121	(387,552)	(24,431)
Total	1,966,544	2,899,866	4,866,410	4,176,995	1,518,748	5,695,743	7,662,053	1,302,666	8,964,719

LIABILITIES

Interest-bearing liabilities

Savings accounts
Pesos	9,680	(1,377)	8,303	20,269	(1,346)	18,923	23,512	(2,066)	21,446
Foreign currency	393	(484)	(91)	170	(693)	(523)	73	176	249
Total	10,073	(1,861)	8,212	20,439	(2,039)	18,400	23,585	(1,890)	21,695

Time deposits
Pesos	696,853	1,376,560	2,073,413	1,251,247	276,226	1,527,473	2,817,095	654,113	3,471,208
Foreign currency	2,425	(4,422)	(1,997)	625	39,663	40,288	110,389	2,167	112,556
Total	699,278	1,372,138	2,071,416	1,251,872	315,889	1,567,761	2,927,484	656,280	3,583,764

Borrowing from the Central Bank
Pesos	(280)	(15)	(295)	(503)	(12)	(515)	(567)	(23)	(590)
Total	(280)	(15)	(295)	(503)	(12)	(515)	(567)	(23)	(590)

Borrowings from other financial institutions
Pesos	(2,647)	11,416	8,769	(187)	(424)	(611)	25,687	18,384	44,071
Foreign currency	4,862	(183)	4,679	(6,775)	1,915	(4,860)	(1,343)	(566)	(1,909)
Total	2,215	11,233	13,448	(6,962)	1,491	(5,471)	24,344	17,818	42,162

Corporate Bonds
Foreign currency	63,218	529	63,747	27,537	(1,999)	25,538	214,580	(22,757)	191,823
Total	63,218	529	63,747	27,537	(1,999)	25,538	214,580	(22,757)	191,823

Total Interest-bearing liabilities
Pesos	703,606	1,386,584	2,090,190	1,270,826	274,444	1,545,270	2,865,727	670,408	3,536,135
Foreign currency	70,898	(4,560)	66,338	21,557	38,886	60,443	323,699	(20,980)	302,719
Total	774,504	1,382,024	2,156,528	1,292,383	313,330	1,605,713	3,189,426	649,428	3,838,854

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	47,831,703	62,814,227	86,841,583
Foreign currency	4,848,860	6,350,792	9,260,102
Total	52,680,563	69,165,019	96,101,685
Net interest income (1)
Pesos	8,171,487	12,135,584	17,588,599
Foreign currency	121,576	247,509	(79,641)
Total	8,293,063	12,383,093	17,508,958
Net interest margin (2)
Pesos	17.08%	19.32%	20.25%
Foreign currency	2.51%	3.90%	(0.86)%
Weighted average rate	15.74%	17.90%	18.22%
Yield spread nominal basis (3)
Pesos	11.32%	13.25%	13.85%
Foreign currency	3.52%	4.29%	1.87%
Weighted average rate	11.59%	13.15%	14.60%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities are included in interest.
(2)	Net interest income (including income from government and private securities) divided by average interest-earning assets.
(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2014, 2015 and 2016. Securities are stated before deduction of allowances.

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)

In Pesos:
Government securities at market value (1)
Discount bonds at 5.83% – Maturity: 2033	862,088	1,597,140	1,422,251
Consolidation bonds – 8° Serie	65,085	119,119	214,751
Federal government bonds at Badlar + 2% – Maturity: 03-28-2017	494,833	484,928	142,097
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity 02-04-2018	111,749	94,259	65,962
Federal government bonds at Badlar Private – Maturity: 2017	—	—	54,281
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	38,560	47,577	30,221
Consolidation bonds – 6° serie at 2% – Maturity: 2024	21,636	4,937	23,303
Federal government bonds adjustable by CER 2.5% – Maturity: 07-22-2021	—	—	7,394
Federal government bonds at fixed rate – Maturity: 09-19-2018	—	—	5,100
Par bonds at variable rate – Maturity: 2038	—	—	3,157
Others	692,750	900,290	1,761

Subtotal Government securities at market value	2,286,701	3,248,250	1,970,278

Government securities at amortized cost
Province of Buenos Aires bonds at Badlar Private + 4% – Maturity: 12-06-2019	—	—	338,086
Province of Neuquén guarantee treasury bills Class II Series II – Maturity: 06-06-2018	—	—	145,006
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	161,937	115,302	106,508

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)
Province of Río Negro guarantee Treasury Bills Class I Serie VI – Maturity: 03-15-2017	—	—	95,439
Province of Neuquén guarantee treasury bills – Maturity: 09-09-2020	—	—	71,202
Municipality of Córdoba City Treasury Bills Serie XXIII – Maturity 03-30-2017	—	—	9,880
Municipality of Córdoba City Treasury Bills Serie XXI – Maturity 03-21-2017	—	—	7,399
Province of Tucumán bonds – 1° series – Maturity: 2018	3,407	2,398	1,370
Province of Chubut treasury bills Class XVI – Maturity: 11-26-2016	—	400,682	—
Province of Neuquén guarantee Treasury Bills Class I Serie III – Maturity: 11-23-2017	—	130,764	—
Others	40,940	142,453	—

Subtotal Government securities at amortized cost	206,284	791,599	774,890

Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	3,820,548	5,066,846	964,212
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,618,630	1,105,912	14,181,042

Subtotal Instruments Issued by Central Bank.	5,439,178	6,172,758	15,145,254

Total Government securities in Pesos	7,932,163	10,212,607	17,890,422

In Foreign Currency:
Government securities at market value (1)
US Treasury Bill – Maturity: 01-12-2017	—	—	427,916
Federal government bonds in U.S. dollars at 8.75% – Maturity: 2024	—	215,298	289,758
US Treasury Bill – Maturity: 01-05-2017	—	—	110,949
Federal government bonds in U.S. dollars at 7% – Maturity: 2017	27,313	45	5,791
Federal government bonds in U.S. dollars at 0.75% – Maturity: 09-21-2017	—	—	2,466
Debt Securities of Province of Córdoba in US dollars at 12% – Maturity: 2017	1,864	1,723	1,071
Federal government bonds in U.S. dollars at 7.5% – Maturity: 2026	—	—	852
Federal government bonds in U.S. dollars at 0.75% – Maturity: 02-22-2017	—	—	809
Federal government bonds in U.S. dollars at 2.4% – Maturity: 2016	—	—	384
Federal government bonds in U.S. dollars at 8% – Maturity: 2020	—	—	337
Others	1,153.738	1,489,974	227

Subtotal Government securities at market value	1,182,915	1,707,040	840,560

Government securities at amortized cost
Federal government Treasury Bills in U.S. dollars – Maturity: 03-20-2017	—	—	787,649
Federal government Treasury Bills in U.S. dollars – Maturity: 07-03-2017	—	—	7,112
Federal government Treasury Bills in U.S. dollars – Maturity: 02-22-2017	—	—	1,057
Argentine saving bond for the economy development in U.S. dollars at 4% – Maturity: 07-27-2016	129,184	196,411	—
Deposit certificates for investment	—	17,681	—
Province of Tucumán bonds – 2° Serie at 9.45% – Maturity: 2015	834	—	—
Others	—	—	—

Subtotal Government securities at amortized cost	130,018	214,092	795,818

Instruments Issued by Central Bank of Argentina (2)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	290,747	2,130,234	—
Subtotal Instruments Issued by Central Bank.	290,747	2,130,234	—

Total Government securities in foreign currency	1,603,680	4,051,366	1,636,378

Total Government securities	9,535,843	14,263,973	19,526,800

Investments in Listed Private Securities
In Pesos:
Mutual Funds	88,047	174,416	161,888
Shares	776,655	1,127,399	319,469

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)
In Foreign Currency:
Mutual Funds	20	25	2,407

Total Private securities	864,722	1,301,840	483,764

Total Government and Private securities	10,400,565	15,565,813	20,010,564

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	244,965	234,345	224,043
Debt Securities in Financial Trusts	134,048	152,151	688,619
Corporate Bonds (4)	284,399	450,627	226,428

In Foreign Currency:
Debt Securities in Financial Trusts	34,337	43,405	42,053
Corporate Bonds (4)	179,417	152,940	259,716

Total Investments in Unlisted Private Securities	877,166	1,033,468	1,440,859

Total	11,277,731	16,599,281	21,451,423

(1)	As of December 31, 2016 the book value and market value of instruments issued by Argentine goverment amount Ps.2,810,838 thousand (not including Treasury bills, Central Bank bills and notes, and provincial debt securities).
(2)	As of December 31, 2016 the book value and market value of instruments issued by Central Bank of Argentina amount Ps.15,145,254 thousand and Ps.15,970,936 thousand, respectively.
(3)	We booked allowances for impairment in value amounting to Ps.224,043 thousand; Ps.224,043 thousand and Ps.223,831 thousand as of December 31, 2016, 2015 and 2014 respectively.
(4)	We booked allowances for impairment in value amounting to Ps.11,298 thousand; Ps.13,148 thousand and Ps.8,743 thousand as of December 31, 2016, 2015 and 2014 respectively.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2016, in accordance with issuance terms (before allowances).

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
In Pesos:
Government securities at market value (1)
Discount bonds at 5.83% – Maturity: 2033	—	—	426,675	995,576	—	1,422,251
Consolidation bonds – 8° Serie	—	141,736	73,015	—	—	214,751
Federal government bonds at Badlar + 2% – Maturity: 03-28-2017	142,097	—	—	—	—	142,097
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity 02-04-2018	55,887	10,075	—	—	—	65,962
Federal government bonds at Badlar Private – Maturity: 2017	54,281	—	—	—	—	54,281
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	30,221	—	—	—	30,221
Consolidation bonds – 6° serie at 2% – Maturity: 2024	3,197	12,786	7,320	—	—	23,303
Federal government bonds adjustable by CER 2.5% – Maturity: 07-22-2021	—	7,394	—	—	—	7,394
Federal government bonds at fixed rate – Maturity: 09-19-2018	—	5,100	—	—	—	5,100
Par bonds at variable rate – Maturity: 2038	—	—	—	3,157	—	3,157
Others	181	1,214	50	—	316	1,761

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
Government securities at amortized cost
Province of Buenos Aires bonds at Badlar Private + 4% – Maturity: 12-06-2019	—	338,086	—	—	—	338,086
Province of Neuquén guarantee treasury bills Class II Series II – Maturity: 06-06-2018	—	145,006	—	—	—	145,006
Federal government bonds at Badlar Private + 2.5% – Maturity: 2019	—	106,508	—	—	—	106,508
Province of Río Negro guarantee Treasury Bills Class I Serie VI – Maturity: 03-15-2017	95,439	—	—	—	—	95,439
Province of Neuquén guarantee treasury bills I – Maturity: 09-09-2020	—	71,202	—	—	—	71,202
Municipality of Córdoba City Treasury Bills Serie XXIII – Maturity 03-30-2017	9,880	—	—	—	—	9,880
Municipality of Córdoba City Treasury Bills Serie XXI – Maturity 03-21-2017	7,399	—	—	—	—	7,399
Province of Tucumán bonds – 1° series – Maturity: 2018	1,161	209	—	—	—	1,370
Others	—	—	—	—	—	—

Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	964,212	—	—	—	—	964,212
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	14,181,042	—	—	—	—	14,181,042

Total Government securities in Pesos	15,514,776	869,537	507,060	998,733	316	17,890,422

In Foreign Currency:
Government securities at market value (1)
US Treasury Bill – Maturity: 01-12-2017	427,916	—	—	—	—	427,916
Federal government bonds in U.S. dollars at 8.75% – Maturity: 2024	—	144,821	144,937	—	—	289,758
US Treasury Bill – Maturity: 01-05-2017	110,949	—	—	—	—	110,949
Federal government bonds in U.S. dollars at 7% – Maturity: 2017	5,791	—	—	—	—	5,791
Federal government bonds in U.S. dollars at 0.75% – Maturity: 09-21-2017	2,466	—	—	—	—	2,466
Debt Securities of Province of Córdoba in U.S. dollars at 12% – Maturity: 2017	1,071	—	—	—	—	1,071
Federal government bonds in U.S. dollars at 7.5% – Maturity: 2026	—	—	852	—	—	852
Federal government bonds in U.S. dollars at 0.75% – Maturity: 02-22-2017	809	—	—	—	—	809
Federal government bonds in U.S. dollars at 2.4% – Maturity: 2016	—	384	—	—	—	384
Federal government bonds in U.S. dollars at 8% – Maturity: 2020	—	337	—	—	—	337
Others	202	—	6	15	4	227

Government securities at amortized cost
Federal government Treasury Bills in U.S. dollars – Maturity: 03-20-2017	787,649	—	—	—	—	787,649
Federal government Treasury Bills in U.S. dollars – Maturity: 07-03-2017	7,112	—	—	—	—	7,112
Federal government Treasury Bills in U.S. dollars – Maturity: 02-22-2017	1,057	—	—	—	—	1,057
Others	—	—	—	—	—	—

Total Government securities in foreign currency	1,345,022	145,542	145,795	15	4	1,636,378

Total Government securities	16,859,798	1,015,079	652,855	998,748	320	19,526,800
Weighted average rate (1)	22.88%	20.80%	6.52%	4.09%

Private securities

Investments in Listed Private Securities
In Pesos:

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
Mutual Funds	161,888	—	—	—	—	161,888
Shares	—	—	—	—	319,469	319,469

In Foreign Currency:
Mutual Funds	2,407	—	—	—	—	2,407
Shares	—	—	—	—	—	—

Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	—	—	—	—	224,043	224,043
Debt Securities in Financial Trusts	688,619	—	—	—	—	688,619
Corporate Bonds (4)	103,664	116,264	—	—	6,500	226,428

In Foreign Currency:
Certificates of Participation in Financial Trusts (3)	—	—	—	—	—	—
Debt Securities in Financial Trusts	11,214	30,839	—	—	—	42,053
Corporate Bonds (4)	—	259,716	—	—	—	259,716

Total Private securities	967,792	406,819	—	—	550,012	1,924,623
Weighted average rate (1)	1.66%	10.62%	0.00%	0.00%

(1)	Effective yield based on December 31, 2016 quoted market values.
(2)	As of December 31, 2016, “Instruments Issued by the Central Bank” includes Ps.11,299,828 thousand to fall due in 30 days, Ps.3,218,676 thousand to fall due in 60 days and Ps.626,750 thousand to fall due in 90 days.
(3)	We booked allowances for impairment in value amounting to Ps.224,043 thousand as of December 31, 2016.
(4)	We booked allowances for uncollectibility risk and impairment in value amounting to Ps.11,298 thousand as of December 31, 2016.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2012, 2013, 2014, 2015 and 2016.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of Pesos)
To the non-financial government sector	586,557	640,158	604,417	748,067	1,532,532
To the financial sector (1)	299,250	364,897	213,867	227,390	1,730,620
To the non-financial private sector and foreign residents
Overdrafts (2)	4,280,640	4,449,988	3,385,551	4,707,889	8,837,695
Documents (3)	3,651,390	4,320,772	4,627,375	6,550,151	11,198,902
Mortgage loans	1,508,463	2,308,916	2,466,073	3,508,512	4,158,608
Pledged loans (4)	928,693	1,429,414	1,857,121	2,152,645	2,285,050
Consumer loans (5)	15,551,778	20,715,186	25,310,403	38,024,897	48,636,378
Other loans	4,808,641	5,206,630	5,835,233	7,078,576	10,465,842
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	570,281	779,436	831,683	1,186,116	1,317,912
Less: Unearned discounts	(95,940)	(186,547)	(205,384)	(355,864)	(360,027)
Less: Allowances	(887,156)	(1,006,495)	(1,186,044)	(1,495,964)	(1,830,505)
Total Loans	31,202,597	39,022,355	43,740,295	62,332,415	87,973,007

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdraft lines of credit resulting from checking accounts.
(3)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non- financial private sector.
(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2016, by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2016	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	1,532,532	1,156,917	375,615	—
To the financial sector (1)	1,730,620	1,566,617	164,003	—
To the non-financial private sector and foreign residents
Overdrafts (2)	9,098,047	9,047,262	50,785	—
Documents (3)	11,073,469	10,748,850	324,619	—
Mortgage loans	4,234,121	1,605,424	2,456,149	172,548
Pledged loans (4)	2,321,972	1,062,296	1,259,676	—
Consumer loans (5)	49,154,391	27,709,655	20,829,319	615,417
Other loans	10,658,360	7,653,394	2,999,515	5,451
Total Loans	89,803,512	60,550,415	28,459,681	793,416
Percentage of total loan portfolio	100%	67%	32%	1%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non- financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non- financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Interest rate sensitivity of outstanding loans

The following table presents the interest rate sensitivity of our outstanding loans with maturities over one year as of December 31, 2016:

As of December 31, 2016
(in thousands of Pesos)

Loans with maturities over one year:
Variable Rate
To the non-financial government sector	347,302
To the financial sector	13,601
To the non-financial private sector and foreign residents	3,021,055
Total	3,381,958
Fixed rate
To the non-financial government sector	28,313
To the financial sector	150,402
To the non-financial private sector and foreign residents	25,692,424
Total	25,871,139
Total Loans with maturities over one year	29,523,097
Total Loans with terms of less than one year	60,550,415
Total Loans	89,803,512

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
Loan Portfolio	2012		2013		2014		2015		2016
	(in thousands of Pesos, except percentages)
Categories
1 – Normal situation/ Performing	31,096,866	96.91%	38,927,002	97.25%	43,634,978	97.13%	62,363,785	97.70%	88,190,158	98.20%
2 – Subject to special monitoring –in observation- in negotiation or with rollover agreement/ Low risk	421,981	1.31%	438,254	1.10%	414,729	0.92%	477,035	0.75%	577,836	0.64%
3 – Troubled/Medium risk	203,545	0.63%	245,887	0.61%	325,499	0.72%	309,191	0.49%	490,338	0.55%
4 – With high risk of insolvency/ High risk	185,723	0.58%	345,494	0.86%	449,355	1.00%	493,598	0.77%	452,714	0.51%
5 – Irrecoverable	181,502	0.57%	71,926	0.18%	101,574	0.23%	184,309	0.29%	92,256	0.1%
6 – Irrecoverable according to Central Bank’s Rules	136	0.00%	287	0.00%	204	0.00%	461	0.00%	210	0.00%
Total Loans	32,089,753	100.00%	40,028,850	100.00%	44,926,339	100.00%	63,828,379	100.00%	89,803,512	100.00%

For the explanation of each category please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Debt classification and loan loss provisions.”

Non-performing loans

The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2012	2013	2014	2015	2016
	(in thousands of Pesos)
With preferred guarantees	45,260	104,181	203,224	209,469	164,867
Unsecured	525,646	559,413	673,408	778,090	870,651
Total non-performing loans	570,906	663,594	876,632	987,559	1,035,518

For additional information on non-accrual loans, past due loans and restructured loans please see note 35.4.c) and d) to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of Pesos)
Balance at the beginning of the year	599,224	887,156	1,006,495	1,186,044	1,495,964
Provisions for loan losses	688,966	707,370	757,445	1,057,228	1,223,678
Charge off (1)	(401,034)	(588,031)	(577,896)	(747,308)	(889,137)
Overdrafts	(23,288)	(49,973)	(46,794)	(37,210)	(36,454)
Documents	(6,695)	(10,819)	(131)	(25,533)	(15,260)
Mortgage loans	(11,951)	(9,617)	(4,321)	(34,810)	(91,500)
Pledged loans	(5,766)	(4,550)	(3,703)	(2,122)	(2,638)
Personal Loans	(258,508)	(365,779)	(338,382)	(400,762)	(426,870)
Credit Cards	(56.823)	(99,188)	(111,796)	(124,691)	(142,867)
Consumer loans	(315,331)	(464,967)	(450,178)	(525,453)	(569,737)
Other	(38,003)	(48,105)	(72,769)	(122,180)	(173,548)
Balance at the end of year	887,156	1,006,495	1,186,044	1,495,964	1,830,505)
Charge-off/average loans (1)	1.52%	1.76%	1.47%	1.47%	1.28%

(1)	Charge-off includes reversals.

Central Bank Rules allow us to establish additional allowances for loan losses based on management’s risk policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2016, 2015 and 2014 after evaluating the risk of our loan portfolio.

Under Central Bank Rules, non-performing loans must be charged-off seven months after such loans were classified as “irrecoverable without preferred guaranties” and fully provisioned. Pursuant to the current regulations, we charge-off non-performing loans on the next month following the date on which such circumstances are verified. Such debts are registered in off-balance sheet accounts as we continue with collection efforts.

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2012, 2013, 2014, 2015 and 2016.

	As of December 31,
	2012		2013		2014		2015			2016
	(in thousands of Pesos, except percentages)
Overdrafts	111,419	12.56%	122,006	12.12%	84,162	7.10%	91,149	6.09%	134,695	7.36%
Documents	58,493	6.59%	82,751	8.22%	100,213	8.45%	110,044	7.36%	126,138	6.89%
Mortgage loans	30,126	3.40%	48,361	4.80%	67,760	5.71%	115,025	7.69%	74,815	4.09%
Pledged loans	16,772	1.89%	23,258	2.31%	31,064	2.62%	37,855	2.53%	41,815	2.28%
Consumer loans	503,441	56.75%	584,583	58.08%	736,390	62.09%	916,072	61.24%	1,257,311	68.69%
Other loans	166,905	18.81%	145,536	14.46%	166,455	14.03%	225,819	15.10%	195,731	10.69%
Total allowances	887,156	100.00%	1,006,495	100.00%	1,186,044	100.00%	1,495,964	100.00%	1,830,505	100.00%

Loans by economic activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2012, 2013, 2014, 2015 and 2016.

	As of December 31,
	2012		2013		2014		2015		2016
	(in thousands of Pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

Retail Loans	13,432,743	41.86%	17,762,834	44.38%	21,299,813	47.41%	31,867,480	49.93%	41,740,476	46.48%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	4,191,012	13.06%	4,155,033	10.38%	4,526,591	10.08%	6,625,416	10.38%	8,814,256	9.82%

Construction	1,594,771	4.97%	1,767,016	4.41%	2,266,493	5.04%	3,164,972	4.96%	3,093,077	3.44%
Other services	1,920,122	5.98%	1,682,547	4.20%	2,027,874	4.51%	2,547,403	3.99%	2,587,890	2.88%
Retail and consumer products	2,260,041	7.04%	3,484,567	8.71%	4,036,678	8.98%	5,485,954	8.60%	9,160,153	10.20%
Foodstuff and beverages	2,393,940	7.46%	2,894,059	7.23%	2,542,659	5.66%	3,245,347	5.09%	5,624,698	6.26%
Financial Services	760,903	2.37%	828,678	2.07%	632,579	1.41%	688,377	1.08%	2,731,216	3.04%
Governmental services	764,150	2.38%	870,545	2.17%	1,211,314	2.70%	1,666,133	2.61%	2,613,850	2.91%
Real estate, business and leases	527,821	1.64%	739,238	1.85%	770,437	1.71%	1,098,488	1.72%	1,572,538	1.75%
Transportation, storage and communications	871,237	2.72%	1,299,210	3.25%	1,240,657	2.76%	1,668,776	2.61%	2,064,160	2.30%

Manufacturing and wholesales	754,009	2.35%	1,247,855	3.12%	1,022,551	2.28%	1,692,774	2.65%	2,590,603	2.88%

Chemicals	883,970	2.75%	1,097,191	2.74%	1,391,433	3.10%	1,113,050	1.74%	1,531,698	1.71%
Electricity, oil, water	210,974	0.66%	164,620	0.41%	178,516	0.40%	452,372	0.71%	977,057	1.09%
Hotels and restaurants	93,902	0.29%	184,876	0.46%	166,216	0.37%	173,591	0.27%	213,517	0.24%

Other	1,430,158	4.46%	1,850,581	4.62%	1,612,528	3.59%	2,338,246	3.66%	4,488,323	5.00%

Total Loans	32,089,753	100.00%	40,028,850	100.00%	44,926,339	100.00%	63,828,379	100.00%	89,803,512	100.00%

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)

Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	15,739,885	20,999,761	24,123,138
Foreign currency	554,238	579,115	1,699,995

Total	16,294,123	21,578,876	25,823,133

Saving Accounts
Average
Pesos	7,714,543	10,894,390	14,655,907
Foreign currency	380,361	500,154	1,994,689

Total	8,094,904	11,394,544	16,650,596

Average nominal rate
Pesos	0.64%	0.63%	0.61%
Foreign currency	0.02%	0.01%	0.02%

Total	0.61%	0.60%	0.54%

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)
Time Deposits
Average
Pesos	23,407,958	29,119,497	41,444,932
Foreign currency	1,916,721	2,264,310	7,141,501

Total	25,324,679	31,383,807	48,586,433

Average nominal rate
Pesos	21.91%	22.86%	24.43%
Foreign currency	0.52%	2.26%	2.29%

Total	20.29%	21.37%	21.18%

Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	2,061	1,501	1,360
Foreign currency	932	14	497

Total	2,993	1,515	1,857

Saving Accounts
Average
Foreign currency	1,361,008	1,739,766	2,536,610

Total	1,361,008	1,739,766	2,536,610
Average nominal rate
Foreign currency	0.04%	0.00%	0.00%

Total	0.04%	0.00%	0.00%

Time Deposits
Average
Foreign currency	225,383	—	—

Total	225,383	—	—

Average nominal rate
Foreign currency	0.47%	0.00%	0,00%

Total	0.47%	0.00%	0.00%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2016

The following table sets forth information regarding the maturity of our deposits at December 31, 2016.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Checking accounts	21,974,269	21,974,269	—	—	—
Savings accounts	28,639,301	28,639,301	—	—	—
Time deposits	51,449,978	49,623,177	1,552,741	265,082	8,978
Investment accounts	1,639,793	1,466,837	140,800	32,156	—
Other	8,236,399	8,236,399	—	—	—
Total Deposits	111,939,740	109,939,983	1,693,541	297,238	8,978

Maturity of outstanding time deposits and investment accounts in amount of Ps.100,000 or more at December 31, 2016

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2016.

	Maturing
			After 3	After 6
	Total	Within 3 Months	but Within 6 Months	but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic Bank Offices
Times deposits	44,517,704	42,870,290	1,398,151	241,735	7,528
Investment accounts	1,633,959	1,464,094	137,819	32,046	—
Total	46,151,663	44,334,384	1,535,970	273,781	7,528

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos, except percentages)
Net income	3,479,531	5,009,889	6,540,832
Average total assets	67,852,744	86,493,207	126,081,164
Average shareholders’ equity	10,425,703	13,477,595	19,188,120
Shareholders’ equity at the end of the fiscal year	11,491,817	15,877,550	22,105,898
Net income as a percentage of:
Average total assets	5.13%	5.79%	5.19%
Average shareholders’ equity	33.37%	37.17%	34.09%
Declared cash dividends	227,708	643,019	(2)
Dividend payout ratio (1)	6.54%	12.84%	0.00%
Average shareholders’ equity as a percentage of Average total assets	15.37%	15.58%	15.22%

(1)	Declared cash dividends stated as percentage of net income
(2)	On March 8, 2017, our Board of Directors resolved to propose to the shareholders’ meeting a distribution of Ps.701.5 million for the fiscal year ended December 31, 2016. Such dividends are pending approval from the Central Bank and the shareholders’ meeting as of the date of this annual report.

Short-term borrowings

Our short-term borrowings totaled approximately Ps.3,958.7 million, Ps.5,155.3 million and Ps.9,138.0 million for the years ended December 31, 2014, 2015 and 2016, respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2014		2015		2016
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of Pesos, except percentages)

Central Bank of Argentina:
Total amount outstanding at the end of the reported period	10,746	5.09%	12,706	4.28%	8,298	0.03%
Average during year (1)	11,669	4.61%	12,456	4.52%	8,960	1.72%
Maximum month-end balance (2)	13,511		13,245		10,454
Banks and international institutions:
Total amount outstanding at the end of the reported period	88,313	6.28%	98,598	4.91%	129,916	3.93%
Average during year (1)	257,405	3.71%	94,337	5.43%	60,207	4.67%
Maximum month-end balance (2)	421,242		126,441		129,916
Non-subordinated Corporate Bonds:

Total amount outstanding at the end of the reported period	32,225	8.50%	49,005	8.50%	1,684,893	8.50%
Average during year (1)	21,821	8.50%	27,568	8.50%	1,637,028	8.50%
Maximum month-end balance (2)	32,225		49,005		1,684,893
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	15,534	5.43%	61,644	13.41%	118,263	21.07%
Average during year (1)	19,268	5.06%	59,730	10.85%	70,303	13.33%
Maximum month-end balance (2)	26,974		140,625		122,182
Other:
Total amount outstanding at the end of the reported period	3,807,404	0.00%	4,926,449	0.00%	6,971,882	0.01%
Average during year (1)	3,104,144	0.00%	4,020,421	0.00%	5,664,363	0.01%
Maximum month-end balance (2)	3,807,404		4,926,449		6,971,882
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	4,517	9.75%	6,868	9.75%	67,760	6.75%
Average during year (1)	19,268	9.75%	21,809	9.75%	49,824	8.99%
Maximum month-end balance(2)	35,074		39,031		67,760
Total short –term borrowings	3,958,739		5,155,270		9,137,990

(1)	Average balances are calculated from quarterly-end balances.
(2)	Maximums are calculated from quarterly-end balances.

Interest rate sensitivity

Interest rate sensitivity measures the effect on the gross intermediation margin in response to a change in market interest rates. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position and is shown in the following tables. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on interest income.

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2016
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)

Interest-earning assets:

Interest-bearing deposits in other banks	648,060	0	0	0	0	648,060
Government securities (1)	16,859,798	1,015,079	652,855	998,748	320	19,526,800
Receivables from financial leases	171,417	202,574	154	0	0	374,145
Loans to the non-financial government sector (2)	1,156,917	375,615	0	0	0	1,532,532
Loans to the private and financial sector (2)	59,393,497	28,084,067	711,738	81,678	0	88,270,980
Other Assets	803,497	406,819	0	0	230,543	1,440,859

Total Interest-Earning Assets	79,033,186	30,084,154	1,364,747	1,080,426	230,863	111,793,376

Interest-bearing liabilities:

Checking accounts	756,764	0	0	0	0	756,764
Savings accounts	28,639,301	0	0	0	0	28,639,301
Time Deposits	51,440,999	8,370	232	377	0	51,449,978
Investment Accounts	1,639,793	0	0	0	0	1,639,793
Non- subordinated Corporate Bonds	1,684,893	0	0	0	0	1,684,893
Subordinated corporate bonds	67,760	0	0	6,340,080	0	6,407,840
Liabilities with Central Bank	8,298	105	0	0	0	8,403
Liabilities with Argentine financial institutions	118,263	14,013	8,520	0	0	140,796
Liabilities with Banks and International Institutions	129,916	0	0	0	0	129,916
Other liabilities	1,604,249	12,710	114,967	0	0	1,731,926

Total Interest-Bearing Liabilities	86,090,236	35,198	123,719	6,340,457	0	92,589,610
Asset (Liability) Gap	-7,057,050	30,048,956	1,241,028	-5,260,031	230,863	19,203,766
Cumulative Asset/Liability Gap	-7,057,050	22,991,906	24,232,934	18,972,903	19,203,766	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	-6.31%	20.57%	21.68%	16.97%	17.18%	—

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos

Government securities (1)	15,514,776	869,537	507,060	998,733	316	17,890,422
Receivables from financial leases	171,417	202,574	154	0	0	374,145
Loans to the non financial government sector (2)	1,156,917	375,615	0	0	0	1,532,532
Loans to the private and financial sector (2)	52,416,832	25,314,009	711,342	81,678	—	78,523,861
Other Assets	792,283	116,264	0	0	230,543	1,139,090

Total Interest-Earning Assets in Pesos	70,052,225	26,877,999	1,218,556	1,080,411	230,859	99,460,050

Interest-bearing liabilities in Pesos
Checking accounts	0
Savings accounts	20,547,260	0	0	0	0	20,547,260
Time Deposits	42,909,006	6,480	92	377	0	42,915,955
Investment Accounts	1,617,601	0	0	0	0	1,617,601
Liabilities with Central Bank	8,298	105	0	0	0	8,403
Liabilities with Argentine financial institutions	118,263	14,013	8,520	0	0	140,796
Other Liabilities	1,233,629	12,710	114,967	0	0	1,361,306

Total Interest-Bearing Liabilities in Pesos	66,434,057	33,308	123,579	377	0	66,591,321

Asset (Liability) Gap	3,618,168	26,844,691	1,094,977	1,080,034	230,859	32,868,729
Cumulative Asset/Liability Gap	3,618,168	30,462,859	31,557,836	32,637,870	32,868,729	0
Cumulative sensitivity gap as a percentage of total interest-earning assets	3.64%	30.63%	31.73%	32.82%	33.05%	0

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	without due date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in other banks	648,060	0	0	0	0	648,060
Government securities (1)	1,345,022	145,542	145,795	15	4	1,636,378
Loans to the private and financial sector(2)	6,976,665	2,770,058	396	0	0	9,747,119
Other assets	11,214	290,555	0	0	0	301,769

Total Interest-Earning Assets	8,980,961	3,206,155	146,191	15	4	12,333,326

Interest-bearing liabilities in foreign currency

Checking accounts	756,765	0	0	0	0	756,765
Savings accounts	8,092,040	0	0	0	0	8,092,040
Time Deposits	8,531,994	1,890	140	0	0	8,534,024
Investment Accounts	22,192	0	0	0	0	22,192
Non-subordinated Corporate Bonds	1,684,893	0	0	0	0	1,684,893
Subordinated Corporate Bonds	67,760	0	0	6,340,080	0	6,407,840
Liabilities with Banks and International Institutions	129,916	0	0	0	0	129,916
Other liabilities	370,620	0	0	0	0	370,620

Total Interest-Bearing Liabilities	19,656,180	1,890	140	6,340,080	0	25,998,290
Asset (Liability) Gap	-10,675,219	3,204,265	146,051	-6,340,065	4	-13,664,964
Cumulative Asset/Liability Gap	-10,675,219	-7,470,954	-7,324,903	-13,664,968	-13,664,964	0
Cumulative sensitivity gap as a percentage of total interest-earning assets	-86,56%	-60,58%	-59,39%	-110,80%	-110,80%	0

(1)	Includes instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest- earning asset.

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

A. Operating results

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of and for the three years ended December 31, 2014, 2015 and 2016, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant aspects from U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

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

During 2013, the global economy grew at very different rates. This affected the performance of the Argentine economy. The United States and Europe maintained a weak recovery after the 2008 crisis due to fiscal adjustment and debt pressures partially offset by expansive monetary policies implemented by the respective central banks.

Although China’s expansion rate decreased, its demand for raw materials from commodity producing regions, specifically Latin America, continued.

Latin America maintained its growth rate because of two opposing forces: (i) the deceleration in the volume of exports coupled with a reduction in commodity prices and the slowdown in the Brazilian economy as a result of its anti-inflationary policy, and (ii) the inflow of financial capital and direct investment. Latin America’s growth rate remained at 3.5%, as in the previous year.

In this international context, Argentina grew by 3.0% in 2013, more than in 2012, but below the annual average of 7.2% maintained since 2003. An expansive fiscal policy resulted in an increase of primary expenditures (current and capital expenses) by 33% while the national government’s income increased by 30%. As a result, the national public sector reported a primary deficit of Ps.22.3 billion, equal to 0.8% of the GDP. Including the payment of interest, the financial deficit amounted to Ps.64.6 billion, or 2.4% of the GDP, a similar percentage of the previous year.

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

In 2014, the global economy expanded by approximately 3%, a slightly lower rate than the average annual 3.4% recorded between 2010 and 2013. This is largely due to the slow recovery of developed countries as well as the deceleration trend in emerging countries.

The United States reported growth of 2.3%, as in the post-crisis years of 2008 and 2009, this continued during the second half of 2014 largely due to the reduction in the debt burden of families and the resulting increase of domestic spending stemming from the improvement in employment levels.

Despite the fiscal adjustment process in place since 2009 to stabilize public debt, Europe recorded slight improvement as compared to the light contraction registered in 2013.

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

Brazil’s economy experienced a slowdown due to reduced productivity, higher public expenditure and a lower fiscal surplus. These factors in part led to high inflation and capital flight, stopping the inflow of investments of the preceding years. Brazil grew by 0.5% , following an average annual growth rate of 3.5% between 2003 and 2013.

Considering this international context and the dynamics of macroeconomic imbalances, the actual GDP of Argentina did not expand in 2014. The slowdown of the domestic economy, coupled with a drop in the demand of Argentina’s main trading partners, resulted in a reduction in the trading volume, causing a decrease in the trade balance by 16% as compared to the previous year, with exports falling by 12% (due to a reduction of prices of 2% and of volumes of 10%) and imports by 11% (due to a reduction of prices of 1% and of volumes of 11%).

In contrast to contractionary initiatives in the private sector, the Argentine government maintained its expansionary fiscal policy, in line with increased tax revenues. Tax revenues increased by 36% year over year, representing 27% of the GDP. Primary expenditures grew by 43% driven by the policy of subsidies to utilities and capital expenditures. National public expenditures, including interest expense, represented 26% of the GDP.

Both the primary and financial deficits increased in 2014 as compared to 2013. Within the context of the Argentine government’s debt reduction policy, the Central Bank has provided funds to the Argentine government by issuing additional Pesos and withdrawing funds out of reserves.

During 2015, slow growth continued, with varying speeds of growth between the developed, Asian and emerging markets.

The United States maintained its annual economic growth rate at 2.4%. Europe also sustained its rate of growth in 2015. In contrast, China experienced an economic slowdown and its annual economic growth rate for 2015 was below the annual 7% rate recorded in previous years.

The slow growth of most developed countries, coupled with decreases in China’s economic growth, negatively effected the price of commodities, including raw materials such as steel, copper and oil and, to a lesser extent, agricultural and food prices. Accordingly, the effects on Latin America were different to the effects on those economies with a greater dependence on raw materials and/or less agricultural production.

Despite these adverse external factors, the the Argentine economy grew by 2.1% in 2015, recovering the growth lost in the previous two years, primarily as a result of increased commercial openness and relaxed capital flows. However, this recovery is largely based on utilization of non-sustainable resources, which influenced fiscal imbalance and increased internal expenditures.

The increase in the fiscal imbalance was financed by high inflation, loss of reserves and debt placement. In 2015, the deficit represented 5% of GDP.

Global growth in 2016 was similar to 2015 and was almost one point below that recorded from 2010 to 2014. This result was due to the fact that developed economies, China and Latin America slowed their expansion. This slow in growth was partially offset by increases in India, Africa and the return to growth of oil economies of the former Soviet Union.

The developed economies formed by the U.S. and the European Economic Area (EEA) reduced their growth rate. The U.S. GDP grew by 1.6% in 2016, which represents a reduction of one percentage from 2015. This decrease is primarily due to the slow development of household consumption, a continuing effect of the process of deleveraging started in 2008.

The change of U.S. government is likely to lead to adjustments in U.S. economic policy, which will have global consequences. The new authorities are expected to reduce taxes on families and businesses and encourage private productive investment, with a favorable tax treatment for the repatriation of profits of American corporations, as well as addressing a broader infrastructure plan and a more restrictive trade policy. On the other hand, such policies could modify the flows of trade and global production patterns, favoring countries that produce food commodities.

In Europe, the growth rate was also reduced in the context of a slow decline in the fiscal deficit. Countries such as Spain, France, Portugal and Italy presented increasing public indebtedness and in high levels, without favoring the investment process. While Europe’s economic anchor Germany, which represents 30% of GDP in the EEA, showed a fiscal surplus and a fall in debt over the last three years Certain events are concerning for Europe. Events, as Brexit, indicate that support for the Euro Area has weakened and consequently raise concerns about the viability of the common currency in the long term.

China grew 6.6%, continuing the diminishing growth of the last 6 years. The deceleration of its external sales, the slow pace of private investment, restrictions on leverage and the low productivity of public companies led to a loss of competitiveness with Southeast Asian countries are some of the factors that explain the decline in growth in relation to what was registered until 2010. Greater internal consumption as advocated by the authorities in recent years did not manage to compensate for the effect of the factors mentioned above.

The poor performance of the world economy and some specific sectoral situations lowered commodity prices for the third consecutive year. The commodity market was volatile throughout the year. This volatility was mainly due to fluctuations in oil prices and the change in the energy matrix towards renewable sources. A slowdown in global demand for industrial goods was largely responsible for a decrease in the price of hard metals.

The slow global growth of commodities, together with the dynamics of the economic policies that followed meant both Brazil and Argentina recorded declining trends in real GDP during 2016.

Brazil’s economy fell for the second consecutive year and recorded a 7% loss of GDP in that two year period, which had a negative effect on Argentine exports, as they are heavily dependent on the Brazilian market. The outflow of capital in 2015 led to a Real’s depreciation of 41% as a correlation of the institutional crisis and a strong fiscal deficit. In 2016, this situation began to reverse in part because of the re-entry of capital, which has been associated with the political changes in Brazil. The new authorities announced the freezing of public spending and advances in the deregulation of markets with the aim of improving fiscal solvency with greater competitiveness.

As a consequence of the developments discussed above, the depreciation of the Brazilian currency was reduced to an annual average of just 4% and inflation was reduced. This will lead to a more expansive monetary policy (i.e. lower rates), and allow a slight recovery of GDP for the year 2017.

During 2016, Argentina underwent the beginning of a process of deregulation of relevant variables, such as the exchange rate, interest rates, certain prices and tariffs, in addition to an opening to a broader market.

Specifically, exchange controls were eliminated, export withholdings were either reduced or eliminated and restrictions to imports were suppressed while, at the same time, the process of obtention of import permits was simplified.

Such measures were complemented by a restrictive monetary policy and a gradual tax policy. In this context, the Argentine government seeks to cancel its debts (refund of wrongly withheld coparticipated taxes) while inducing reforms in provincial taxes which affect investments.

The Argentine government confirmed the restructuring of the debt with the holdouts (U.S.$12.5 thousand million), which had been pending since 2005, which allowed access to capital markets in order to fund the tax authorities necessities.

2016 closed with a primary deficit of 4.6% of the GDP. This was an improvement from the 2015 results, even with revenues affected by the GDP’s decrease and tax restructuring.

In addition to the reformulation of certain rules which affect economic decisions, the administration seeks to foster private internal savings and foreign investments, as part of a chain of sustainable expansion. The transition to sustainable growth has affected the economy during 2016. Strong increases of the exchange rate and tariffs and the decreases in withholdings led to a substantial increase in the inflation rate, which reached 40% interannual (“i.a.”), representing a 13 percentage points increase in comparison to the previous year.

Registered inflation led to a decrease of real income with a full effect on domestic expenditures and activity. GDP fell 2.3% in the first three quarters. An improvement had been predicted for the fourth quarter although in fact a decrease was recorded.

As a result, the real GDP of the economy is believed to have fallen by 2.3% during 2016.

Towards the final quarter of 2016, most of activity indicators followed an increasing trend, which was sustained by the marginal recovery of domestic consumption, greater public expenditure, an increase of sales to Brasil and a stock recovery.

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

The Central Bank’s reserves as of December 31, 2014 amounted to U.S.$31.4 billion, an increase of approximately U.S.$844 million over the prior year. This increase was primarily the result of the private-sector purchase of foreign currency, certain swap transactions entered into with China and the issuance and placement of dollar-denominated Lebacs and Nobacs.

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

With respect to interest earning assets, the growth rate of total loans in the financial system was lower than that of the previous year, but Lebac holdings doubled. The Lebac/Loan ratio increased from 19% in 2013 to 32% in 2014.

Systemic liquidity grew from 33% to 45% with respect to deposits in December 2014 due to increased holdings of Lebacs in the financial system.

Interest rates also rose during the year, offsetting the reduction in the total amount of money in circulation (“Monetary Base”). In 2014, the Central Bank implemented a scheme of maximum reference lending rates for consumer and pledge loans in order to increase the demand for credit.

During 2014, borrowing rates decreased largely due to excess funds. With respect to borrowing rates, the Central Bank implemented a control mechanism, establishing a minimum borrowing rate for certain term deposits.

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

In line with a passive monetary administration of the Central Bank, the sale of foreign currencies for approximately U.S.$8 billion lead to a net decrease of the Central Bank reserves of U.S.$5.4 billion. The reserves of the Central Bank as of December 31, 2015 amounted to U.S.$25.6 billion.

In this context, in 2015, the growth of the financial activity increased; increasing the degree of bancarization.

In terms of deposits, there was a greater increase in the private sector than in the public sector. The deposits in the private sector increased by 47% as compared to 2014, with an increase in private time deposits of 61%. There was a significant increase in the number of fixed-term deposits in the fourth quarter in light of the increase of interest rates initiated by the Central Bank.

In terms of profitable assets, the financial system registered a total increase of loans of 37% and an increase of tenure of Lebacs of 23% over the prior year. The Lebac/Loan ratio decreased from 32% in 2014 to 29% in 2015.

Private sector loans increased by 37% over the prior year, recording a significant acceleration in consumer loans (credit cards and personal).

During 2015, the Central Bank implemented strong regulations relating to limits on lending rates, commissions and the launching of new financial products. These restrictions started to be reversed with the change to the Central Bank authorities. The change in the government in December lead to the implementation of a distinct monetary policy which has seen an initial increase in interest rates and the return of a floating exchange rate.

By the third quarter of 2016, the main monetary aggregates slightly increased. By moving from a fixed and administered exchange rate to a flexible one, the Central Bank has gained control over the main monetary aggregates. This control is an indispensable tool for the transition towards lower inflation.

Under the new exchange scheme, the expansion of the Monetary Base has decelerated substantially, from a 33% average growth on 2015 to 24% during 2016. This deceleration was reflected through lower inflation during the latter part of the year.

In order to achieve this monetary reduction, the Central Bank used Lebacs, securities and increases in legal banking reserves as absorption mechanisms. The goal of these measures was to adjust the expansion factors presented by currency purchases, government assistance and interests for passives (quasi-fiscal) that comprise the supply for the demand of Monetary Base.

The Central Bank assisted the National Treasury with Ps.151 billion and purchased U.S.$14 billion worth of currency. Another expansion factor included the interest generated by the growing debt of the Central Bank and the increase in rates.

The number of securities and Lebacs held by the Monetary Base doubled in 2016, reaching 87% of the Monetary Base (8% of GDP). Paid interests were 2.3% of the GDP.

Consistent with the anti-inflationary policy and prices liberation, the Central Bank raised the interest rate, in the hopes that this would help decrease inflation through saving in Pesos. The Central Bank also stipulated that the Lebacs rate would be set in the range of 38% during May, to begin a continuous lowering process from May to December, depending on the results of gradual inflation decrease, cutting down 13 percentage points from the annual maximums. Asset and liability rates followed the same pattern as Lebacs rate.

Asset and liability rates copied the direction and intensity of the Lebacs’ trail.

During 2016, financial penetration (deposits and loans / GDP) in Pesos fell, and remained stable when including assets and liabilities in dollars. The Argentine financial system continues to be the smallest one in terms of GDP in Latin America.

Deposits in the financial system grew 40% interannually, pushed by the deposits from private sector which increased 45% i.a. Additionally, dollar deposits grew 130% i.a., due to the elimination of the dollar clamp, the growing credibility of higher dollar rates and, in the last part of the year, as a result of capital bleaching.

In terms of assets, the financial system grew in total loans and Lebacs’ holdings in 26% and 28%, respectively.

Private loans registered an increase of 30% i.a. with a 28% i.a. increase from commercials and a 32% i.a. improvement of consumer loans.

Personal credits grew by 36% i.a. This increase was 8 percentage points more than the ones carried out through credit cards.

There was strong liquidity and a higher increase in deposits over credits in both currencies throughout the year. This meant that the financial system was in a strong position in terms of risk diversification. Furthermore, it lead to increasing the holding of Lebacs in pesos and the excess of dollars raised the Central Bank reserves.

RESULTS OF OPERATIONS

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments. We do not manage our Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources or assessing profitability.

During 2016, We have emphasized the importance of the efficiency indicators without neglecting a focus on growth and market share.

Our loan portfolio to the private sector has grown and is above the average of the rest of the system as a whole. Similarly deposits have had an outstanding performance, partly due to the end of the tax amnesty regime, which mainly related to dollar savings accounts.

Our loan portfolio to the private sector grew to Ps.44,108 million as of December 31, 2014, increasing 13% compared to 2013. Growth continued as our loan portfolio grew from Ps.62,853 million as of December 31, 2015, increasing 42% compared to 2014. Most recently our loan portfolio grew to Ps.86,540 million as of December 31, 2016, increasing 38% compared to 2015.

Within this context of increasing prices, we, alongside the financial system as a whole, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio for the last three years. During 2014, 2015 and 2016 consumer loans (personal loans and credit card loans), which are short term loans, have driven the expansion of our loan portfolio, increasing 22%, 50% and 28%, respectively.

During 2016, we maintained a leading position in terms of personal loans, which increased by 28% and represent a 15% of market share (as of November 30, 2015). As to its credit card products, in 2014 the Argentine government launched a plan for credit card purchases in 12 interest free installments, which led to increased consumption and higher use of credit cards. The credit card loans in 2015 increased by 61% over the previous year balance. During 2016, credit card loans registered an interannual increase of 27%

During 2014, 2015 and 2016, pledge and mortgages loans (mainly productive investments loans with mortgage and pledge guarantees respectively, according to Communication “A” 5319, “A” 5380,”A” 5449, “A” 5516 , “A” 5600, “A” 5681 and “A” 5771 of BCRA), grew 16%, 31% and 14%, respectively.

During 2016, we continued our policy of maintaining high coverage of non-performing loans through the creation of additional provisions to such required by the Central Bank. The coverage indicator reached a 176% ratio towards the end of the fiscal period, substantially above the average of the financial system. The levels of delinquency have stayed in historically low values, reaching a 1.1% ratio of non-performing loans over total portfolio.

Our total deposits increased by 26%, 40% and 46% as of December 31, 2014, 2015, and 2016, respectively, up to Ps.111,940 million as of December 31, 2016.

The increase in deposits followed the needs of the business, in order to maintain conservative liquidity and solvency ratios in accordance with the applicable regulations.

As of December 31, 2016, we had liquid assets of Ps.53,333.5 millions, primarily comprised of cash and amounts due from banks (Ps.36,089.2 millions) and Lebacs (Ps.15,145.3 million). In 2016, we maintained a high liquidity ratio of 47.6% and exceeded the liquidity ratio of the financial system as a whole.

During 2014 and 2015, private sector deposits increased by 25% and 45% respectively, with increase in time deposits and demand deposits. Public sector deposits increased by 30% during 2014 and 12% during 2015.

During 2016, demand deposits increased by 54%, influenced by the process of tax amnesty mentioned above. Time deposits increased by 37% in comparison to 2015, above the average of the system, which allowed us to gain market share.

We were the third largest private financial institution in terms of volume of total loans with a 7.4% of market share, and the fourth largest private financial institution in terms of total deposits and 6.0% of market share, as of November 30, 2016, maintaining a leading position, as in prior years.

YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015 AND YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,			Change December 31,
	(in thousands of Pesos)
	2014	2015	2016	2016-2015	2015-2014

Financial income	14,682,649	20,109,123	28,935,288	8,826,165	5,426,474

Financial expenses	(6,582,561)	(8,842,655)	(13,300,762)	(4,458,107)	(2,260,094)
Gross intermediation margin	8,100,088	11,266,468	15,634,526	4,368,058	3,166,380
Provision for loan losses	(664,882)	(877,134)	(1,073,085)	(195,951)	(212,252)
Service charge income	4,655,788	6,115,362	7,968,732	1,853,370	1,459,574
Service charge expenses	(1,215,759)	(1,714,833)	(2,603,839)	(889,006)	(499,074)
Administrative expenses	(5,498,879)	(7,225,908)	(9,970,656)	(2,744,748)	(1,727,029)
Net other income (expense)	88,853	(33,044)	117,123	150,167	(121,897)

Minority interest in subsidiaries	(23,492)	(35,359)	(54,592)	(19,233)	(11,867)
Net income before income tax	5,441,717	7,495,552	10,018,209	2,522,657	2,053,835

Income tax	(1,962,186)	(2,485,663)	(3,477,377)	(991,714)	(523,477)

Net income	3,479,531	5,009,889	6,540,832	1,530,943	1,530,358

Our consolidated net income for 2016 increased 31% or Ps.1,530.9 million as compared to 2015, from Ps.5,009.9 million in 2015 to Ps.6,540.8 million in 2016. This increase was primarily attributable to:

•	44% increase in financial income of Ps.8,826.2 million; and

•	30% increase in service charge income of Ps.1,853.4 million.

This increase was partially offset by a:

•	50% increase in financial expenses of Ps.4,458.1 million;

•	52% increase in service charge expenses of Ps.889.0 million;

•	38% increase in administrative expenses of Ps.2,744.7 million; and

•	40% increase in income tax of Ps.991.7 million.

Financial income

The components of our financial income for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)

Interest on cash and due from banks	127	155	1,199
Interest on loans to the financial sector	64,293	87,991	248,095
Interest on overdrafts	1,338,170	1,407,015	2,494,351
Interest on documents (1)	960,429	1,146,153	1,559,061
Interest on mortgage loans	483,143	556,620	729,785
Interest on pledged loans (2)	274,287	385,022	360,722
Interest on credit card loans	1,930,082	2,646,060	3,950,929
Interest on financial leases	76,320	81,711	89,867
Interest on other loans (3)	6,272,353	8,811,767	12,197,589
Income from government and private securities, net	1,974,166	3,985,892	6,222,773
Interest on other receivables from financial intermediation	3,455	4,105	6,191
Income from guaranteed loans (4)	40,201	25,077	33,671
CER (Indexation by benchmark stabilization coefficient) adjustment (5)	78,299	58,463	255,904
CVS (Indexation by salary variation coefficient) adjustment	737	669	786
Difference in quoted prices of gold and foreign currency	827,599	653,120	516,894
Other (6)	358,988	259,303	267,471

Total financial income	14,682,649	20,109,123	28,935,288

(1)	Includes income on factoring, check cashing advances and loans with promissory notes.
(2)	Includes primarily income on interest on loans with collateral pledge.
(3)	Includes interest on loans not classified under prior headings, including interest on personal loans.
(4)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(5)	Includes CER accrued for all the assets subject to CER adjustments.
(6)	Mainly results from pre-financing and financing export transactions, forward foreign currency transactions and premiums on reverse repos.

2016 and 2015 - Our financial income increased 44% or Ps.8,826.2 million as compared to 2015, mainly due to higher interest income from loans and the rise in government and private securities income.

Interest on loans (excluding guaranteed loans) grew 43%, or Ps.6,508.1 million, as a result of an increase of 37% in the average loan portfolio and to a lesser extent due to an increase in the average interest rate. Additionally the average interest rate for private sector loans increased from 29.6% in 2015 to 30.9% in 2016.

The main variation of total interest on loans was from consumer loans with interest on credit card loans which increased by 49% and interest on other loans (including interest on personal loans) which increased by 38% compared to 2015. The average volume of credit cards increased by 46% and the average volume of personal loans increased 34%, in each case as compared to the average of 2015. Regarding commercial loans, the main variation was in interest on overdraft, which increased by 77% and interest on documents, which increased by 36% compared to 2015. The average volume of advances increased by 52% and the average volume of documents increased by 44% in each case compared to 2015.

Net income from public and private securities increased 56%, or Ps.2,236.9 million, mainly due to a 90% increase in the income generated by Lebacs and to a lesser extent by a 13% increase in the profit generated by other government securities as a result of the general increase in market prices.

2015 and 2014 - Our financial income increased 37% or Ps.5,426.5 million as compared to 2014, driven primarily by higher income from government and private securities and higher income derived from interest on loans.

Interest on loans (excluding guaranteed loans) grew 33%, or Ps.3,723.3 million, as a result of an increase of 29% in the average loan portfolio and to a lesser extend due to an increase in the average interest rate. Additionally the average interest rate for private sector loans increased from 28.9% in 2014 to 29.6% in 2015.

The main variation of total interest on loans stemmed from consumer loans with interest on credit card loans which increased 37% and interest on other loans (including interest on personal loans) which increased 40% as compared to 2014. The average volume of credits cards increased 44% and the average volume of other loans increased 37%, in each case as compared to the average in 2014. On the commercial side, the main variation came from interest on documents, which increased 19% and interest on pledge loans, which increased 40% compared to 2014. The average volume of documents increased by 29% and the average volume of pledged loans increased by 34%, in each case as compared to 2014.

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

The following tables set forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange valuation differences and premiums on forward sales of foreign exchange:

Changes in financial income (interest earned)	December 31 2015 vs. December 31 2014	December 31 2016 vs. December 31 2015
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Due to changes in the volume of interest-earning assets	4,176,995	7,662,053
Due to changes in average nominal rates of interest-earning assets	1,518,748	1,302,666

Net change	5,695,743	8,964,719

Changes in financial income due to changes in volume	December 31 2015 vs. December 31 2014	December 31 2016 vs. December 31 2015
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government and private securities	656,486	2,384,858

Loans to private and financial sector	3,494,343	5,144,123
Loans to public sector	(32,427)	89,353
Other assets	58,593	43,719

Net change	4,176,995	7,662,053

Changes in financial income due to changes in nominal rates	December 31 2015 vs. December 31 2014	December 31 2016 vs. December 31 2015
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)

Government and private securities	893,969	(286,992)
Loans to private and financial sector	272,645	1,271,275
Loans to public sector	(56,163)	211,965
Other assets	408,297	106,418

Net change	1,518,748	1,302,666

Financial expenses

The components of our financial expenses for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)

Interest on checking accounts	533	0	0
Interest on savings accounts	49,237	68,169	89,865
Interest on time deposits	5,137,168	6,704,910	10,283,706
Interest on interfinancing received loans (received call)	1,202	7,036	2,953
Interest on other financing from the financial institutions	17	1	7
Interest on other liabilities from financial intermediation (1)	91,733	96,022	145,837
Interest on subordinated corporate bonds	120,407	136,191	277,211
Other interest	3,109	2,634	4,170
CER adjustment (2)	9,183	4,595	12,128
Contribution to Deposit Guarantee Fund	151,048	418,437	215,002
Other (3)	1,018,924	1,404,660	2,269,883
Total financial expenses	6,582,561	8,842,655	13,300,762

(1)	Includes lines of credit from other banks, repurchase agreements and Central Bank borrowings.
(2)	Includes CER accrued for all the liabilities subject to CER adjustments.
(3)	Mainly resulting from turnover tax.

2016 and 2015 - Financial expenses increased 50% or Ps.4,458.1 million as compared to 2015

Interest on deposits represented 78% of total financial expenses and increased by 53% or Ps.3,600.5 million compared to 2015 due to an increase on average portfolio of 52%. Interest rates on time deposits showed a slight decline, from 21.4% on average in 2015 to 21.2% on average in 2016.

Other financial expenses increased by 62% as compared to 2015 mainly due to an increase in the gross income tax mainly due to an increase in the tax base (48%) and, to a lesser extent, to an increase in the rates of certain provinces in which we operate.

2015 and 2014 - Financial expenses increased 34% or Ps.2,260.1 million as compared to 2014.

Interest on deposits represented 77% of total financial expenses and increased by 31% or Ps.1,586.1 million as compared to 2014 due to an increase on average portfolio by 29% and a slight increase in the interest rate (from 20.1% on average in 2014 to 21.4% on average in 2015).

Other financial expenses increased by 38% as compared to 2014 mainly due to an increase in turnover tax as a result of our higher computable financial income and, to a lesser extent, an increase in tax rates in certain provinces in which we operate.

Changes in financial expense (interest paid)

	December 31 2015 vs. December 31 2014	December 31 2016 vs. December 31 2015
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	1,292,383	3,189,426
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	313,330	649,428
Net change	1,605,713	3,838,854

Changes in financial expense due to changes in volume

	December 31 2015 vs. December 31 2014	December 31 2016 vs. December 31 2015
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	1,272,311	2,951,069
Borrowings from Central Bank and other financial institutions	(7,465)	23,777
Corporate Bonds	27,537	214,580

Net change	1,292,383	3,189,426

Changes in financial expense due to changes in nominal rates

	December 31 2015 vs. December 31 2014	December 31 2016 vs. December 31 2015
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	313,850	654,390
Borrowings from Central Bank and other financial institutions	1,479	17,795
Corporate Bonds	(1,999)	(22,757)

Net change	313,330	649,428

Provision for loan losses

2016 and 2015 – Provision for loan losses increased by 22% or Ps.195.9 million in 2016 mainly as a result of an increase in the loan portfolio and the increase in the additional provisions in virtue of provisioning policies at year-end.

2015 and 2014 – Provision for loan losses increased 32% or Ps.212.3 million in 2015 mainly due to the increase in the loan portfolio and the increase in the additional provisions for commercial loans required by the Central Bank.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)

Service charges on deposit accounts	2,798,967	3,561,203	4,597,495
Debit and credit card income	1,147,740	1,628,556	2,256,372
Other fees related to foreign trade	67,123	100,581	134,803
Credit-related fees	92,101	124,559	152,634
Capital markets and securities activities	7,895	18,273	34,720
Lease of safe-deposit boxes	84,201	95,553	119,859
Fees related to guarantees	1,672	1,266	1,502
Other (1)	456,089	585,371	671,347
Total service charge income	4,655,788	6,115,362	7,968,732

(1)	Includes insurance income and revenue from joint ventures.

2016 and 2015 - Service charge income increased 30% or Ps.1,853.4 million in 2016, mainly due to the increase in commissions from deposit accounts of 29%, due to the greater number of accounts/customers and commissions charged for those accounts. During 2016, commissions for debit and credit cards increased 39% as a result of an increase in the consumption of such cards.

2015 and 2014 - Service charge income increased 31% or Ps.1,459.6 million in 2015, mainly due to an increase in service charges on deposit accounts (27%) and higher debit and credit card income (42%). During 2015 the number of active accounts increased 14%, the banking product packages increased 7%, and the fees charged for such accounts and banking product packages grew 16% in average. The increase in charged fees is due to the increase in consumption of debit and credit cards.

Service charge expenses

2016 and 2015 - In 2016, service charge expenses increased 52% or Ps.899.0 million as compared to 2015 due to an increase in debit and credit card expenses.

2015 and 2014 - In 2015, service charge expenses increased 41% or Ps.499.1 million as compared to 2014 due to an increase in debit and credit card expenses as result of a vigorous marketing campaigns for credit card products as part of our strategy to strengthen our credit card market share.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2014, 2015 and 2016 are reflected in the following table:

	Year Ended December 31,
	2014	2015	2016
	(in thousands of Pesos)

Personnel expenses	3,190,774	4,324,067	6,039,039
Directors and statutory auditors fees	163,378	233,030	314,522
Other professional fees	181,427	217,948	283,231
Advertising and publicity	128,387	143,883	197,505
Taxes	323,463	411,789	534,431
Depreciation of equipment	130,678	170,613	205,122
Amortization of organization costs	122,704	150,619	197,052
Maintenance, conservation and repair expenses	256,937	322,436	430,881
Security services	249,176	313,310	410,036
Electric power and communications	146,145	172,669	283,455
Lease payments	110,875	137,288	197,095
Insurance	22,678	27,200	38,472
Stationery and office supplies	26,761	35,446	39,923
Other	445,496	565,610	799,892
Total administrative expenses	5,498,879	7,225,908	9,970,656

2016 and 2015 - Administrative expenses increased 38% or Ps.2,744.7 million in 2016, due to the increase in personnel expenses and other operating expenses.

Personnel expenses increased 40% as a result of a 33% wage increase agreed with the union in April 2016 and an increase in other staff costs. The remaining administrative expenses increased by 35% in 2016, in line with annual recorded inflation.

2015 and 2014 - Administrative expenses increased 31% or Ps.1,727.0 million in 2015, due to increase personnel expenses and other administrative expenses.

Personnel expenses increased by 35% as a result of a salary increase between 28 and 33% agreed with the labor unions between January and June 2015 and higher other personnel expenses. The remaining administrative expenses increased by 26% in 2015, in line with the recorded annual inflation.

Net other income (expense)

2016 and 2015. In 2016 net other income was a gain of Ps.117.1 million, compared to a loss of Ps.33.0 million in 2015. The variation was mainly due to higher total other income by 46% or Ps.189.3 million, mainly because of an increase in recovered loans and reversed allowances by Ps.77.8 million and others by Ps.90.3 million mainly due to other adjustments and interests for recovered credits.

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

Income tax

2016 and 2015. In 2016 income tax expenses increased 40% to Ps.3,477.4 million compared to 2015 with a tax effective rate of 34.7% for fiscal year 2016. This increase was due to the increase in taxable revenues.

2015 and 2014. In 2015 income tax expenses increased 27% to Ps.2,485.7 million compared to 2014 with a tax effective rate of 33.2% for fiscal year 2015. This increase was due to the increase in taxable revenues.

U.S. GAAP and Central Bank Rules Reconciliation

General

We prepare our consolidated financial statements in accordance with Central Bank Rules, which differ from U.S. GAAP in certain respects. For more detail on differences in the accounting treatment between Central Bank Rules and U.S. GAAP as of December 31, 2016, see Note 35 to our consolidated financial statements as of and for the year ended December, 2016.

Summary of significant differences between Central Bank Rules and U.S. GAAP:

a.	Exposure to the Argentine Public Sector and Private Securities:

a.1.	Loans—Non-financial federal government sector: Guaranteed loans (maturing around 2017) were valued according to Central Bank Communication “A” 4898 and “A” 5180. Under U.S. GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality.” In accordance with this rule, we should continue to estimate the cash flows expected to be collected over the life of the loan. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would decrease assets by Ps.25.6 million, Ps.148.2 million and Ps.200.3 million as of December 31, 2016, 2015 and 2014, respectively. On the other hand, income would increase by Ps.122.6 million and Ps.52 million for the years ended December 31, 2016 and 2015, respectively, and would decrease by Ps.42 million for the year ended December 31, 2014.

a.2.	Government and private securities:

(i)	Available for sale: Under U.S. GAAP, securities for which the Bank’s management has the intention and the ability to hold them for an indefinite period of time, but not necessarily to maturity, are classified as “available for sale securities.” They are carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities.”

(ii)	Trading securities: Under U.S. GAAP, securities maintained for intermediation are classified as “trading securities” because they are bought mainly with the intent to buy and sell in the short term as part of the Bank’s trading or intermediation activities. They are carried at fair value considering their active market, with changes in fair value recorded in the consolidated statement of income.

Under Central Bank rules, Government and private securities were valued as explained in Note 4.5.b) to our consolidated financial statements. The effects of the adjustments required in accordance with U.S. GAAP, would increase assets by Ps.5.5 million as of December 31, 2016, and would decrease assets by Ps.26.2 million and Ps.21.3 million as of December 31, 2015 and 2014, respectively. Net income excluding OCI effects, would increase by Ps.13.3 million and Ps.3 thousand for the years ended December 31, 2016 and 2014, respectively, and would decrease by Ps.29.3 million for the year ended December 31, 2015.

a.3.	Instruments issued by Central Bank of Argentina: Under Central Bank Rules, instruments issue by the Central Bank of Argentina were valued at the quoted price of each security or at the cost value increased by their internal rate of return. Under U.S. GAAP, considering what is mentioned in Note 35.2.b.1) to our consolidated financial statements, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would increase assets by Ps.6.7 million, Ps.4.1 million and Ps.2.4 million as of December 31, 2016, 2015 and 2014, respectively. Net income excluding OCI effects, would decrease by Ps.22.1 million for the year ended December 31, 2016, and would increase by Ps.12.3 million and Ps.7.2 million for the years ended December 31, 2015 and 2014, respectively.

a.4.	Securities in financial trust and others: Under Central Bank Rules, securities in financial trust and others were valued at the cost value increased by their internal rate of return. Under U.S. GAAP, considering what is mentioned in Note 35.2.b.1) to our consolidated financial statements, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would increase assets by Ps.7.5 million, Ps.35.8 million and Ps.30.9 million as of December 31, 2016, 2015 and 2014, respectively. Net income excluding OCI effects would decrease by Ps.15.3 million and Ps.10.4 million for the years ended December 31, 2016 and 2014, respectively, and would increase by Ps.16.5 million for the year ended December 31, 2015.

b.	Loans origination fees: Fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, are recognized when collected and charges direct origination costs when incurred. In accordance with U.S. GAAP under FASB ASC 310-20 “Nonrefundable Fees and Other Costs,” loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.110.5 million, Ps.38 million and Ps.91.3 million as of December 31, 2016, 2015 and 2014, respectively. Income would decrease by Ps.72.4 million for the year ended December 2016, and would increase by Ps.53.2 million and Ps.20.6 million for the years ended December 31, 2015 and 2014, respectively.

c.	Allowance for loan losses

c.1.	Credit card loans: We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at least at 50% in accordance with the Central Bank Rules. Under U.S. GAAP, we adopted a policy to fully provision loans which are 180 days past due. Had U.S. GAAP been applied, our assets would decrease by Ps.42.2 million, Ps.33.9 million and Ps.25.7 million as of December 31, 2016, 2015 and 2014, respectively. In addition, income would decrease by Ps.8.4 million, Ps.8.2 million and Ps.8.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

c.2.	Impaired loans - Non Financial Private Sector and residents abroad: FASB ASC 310 “Receivables,” requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans, not considered troubled debt restructuring, that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments. We have performed a migration analysis based on uncollectability following the FASB ASC 450 “Contingencies.” Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.75.2 million and Ps.3.8 million, as of December 31, 2016 and 2014, respectively, and would decrease by Ps.17.1 million as of December 31, 2015. In addition, income would increase by Ps.92.4 million and Ps.0.9 million for the years ended December 31, 2016 and 2014, respectively, and would decrease by Ps.20.9 million for the year ended December 31, 2015.

c.3.	Interest recognition – non-accrual loans : The method applied to recognize income on loans is described in Note 4.5.d) to our consolidated financial statements. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after ninety (90) days of being past due. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the reserve for credit losses. Under U.S. GAAP the accrual of interest is discontinued when the management has serious doubts about further collectability of principal or interest, usually after ninety (90) days, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Had U.S. GAAP been applied, the Bank’s assets would decrease by Ps.19.3 million, Ps.24.2 million and Ps.22.1 million as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by Ps.5 million for the year ended December 31, 2016, and would decrease by Ps.2.2 million and Ps.9.1 million for the years ended December 31, 2015 and 2014 respectively.

d.	Income Tax: Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized. Under U.S. GAAP we apply FASB ASC 740 “Income Taxes.” Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, we evaluate all available evidence for each consolidated entity, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. Had U.S. GAAP been applied, the Bank’s net assets would increase by Ps.197.4 million, Ps.190.2 million and Ps.366.1 million as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by Ps.64.3 million and Ps.154.9 million for the years ended December 31, 2016 and 2014, respectively, and would decrease by Ps.104.9 million for the year ended December 31, 2015.

e.	Intangible assets:

(i)	Software cost: Under Central Bank Rules, it includes software costs relating to preliminary, application development and post – implementation stages of software development. Central Bank Rules permits the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal- Use Software”. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.7 million, Ps.7.7 million and Ps.9.1 million as of December 31, 2016, 2015 and 2014, respectively. In addition income would increase by Ps.0.7 million, Ps.1.4 million and Ps.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

(ii)	Organizational costs: Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank. Applying U.S. GAAP and in accordance with FASB ASC 720-15 “Start Up Costs,” these cost are not eligible for capitalization and would result in a decrease to the Bank’s assets by Ps.4.9 million as of December 31, 2014. In addition income would increase by Ps.4.9 million for the year ended December 31. 2015, and would decrease by Ps.2.3 million for the year ended December 31, 2014.

f.	Vacation accrual: The cost of vacations earned by employees is generally recorded by us when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. Had U.S. GAAP been applied, the Bank’s liabilities would increase by Ps.349.7 million, Ps.268.4 million and Ps.202.9 million as of December 31, 2016, 2015 and 2014, respectively. In addition, income would decrease by Ps.81.3 million, Ps.65.5 million and Ps.50.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

g.	Business combination: Under Central Bank Rules, business combinations and step acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill is being amortized under the straight line method over 10 years. Under U.S. GAAP FASB ASC 805 requires the acquisition of controlling interest to be accounted for as a business combination applying the purchase method. The assets acquired and liabilities assumed are measured based on their estimated fair values as of the acquisition date. Had U.S. GAAP been applied, the Bank’s net assets would decrease by Ps.26.7 million, Ps.29.4 million and Ps.37.7 million as of December 31, 2016, 2015 and 2014, respectively. In addition income would increase by Ps.2.7 million, Ps.8.5 million and Ps.9.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

h.	Accounting for derivative instruments and hedging activities: Pursuant to Central Bank Rules, derivatives are recorded as described in Notes 4.5.g) and 4.5.k) to our consolidated financial statements. FASB ASC 815 “Derivatives and Hedging” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Had U.S. GAAP been applied, the Bank’s liabilities would decrease by Ps.35.5 million as of December 31, 2015. In addition income would decrease by Ps.35.5 million and Ps.1.7 million for the years ended December 31, 2016 and 2014, respectively, and would increase by Ps.35.5 million for the year ended December 31, 2015.

i.	Foreign currency translation: U.S. GAAP foreign currency translation requirements are covered by FASB ASC 830-20 “Foreign Currency Matters” and differ from Central Bank Rules in the translation of the income statement accounts, which under U.S. GAAP should have been translated at the average exchange rate other than at the year-end exchange rate. Had U.S. GAAP been applied, the Bank’s net income would decrease by Ps.133.1 million, Ps.200.5 million and Ps.87.6 million for the years ended December 31, 2016, 2015 and 2014, respectively, and these resulting differences recognized as other comprehensive income.

j.	Corporate bonds: Under Central Bank Rules, cost of issuance was recognized as expenses when they were incurred and the interest has accrued according to the contract terms of the bonds in the period in which it was generated. Under U.S. GAAP, the Bank recognizes direct incremental costs and interest based on the effective interest method over the life of the loan. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.31.6 million, Ps.85.9 million and Ps.38.6 million as of December 31, 2016, 2015 and 2014, respectively. In addition income would decrease by Ps.54.3 million for the year ended December 31, 2016 and would increase by Ps.47.3 million and Ps.33.3 million for the years ended December 31, 2015 and 2014, respectively.

k.	Foreclosed assets: Under Central Bank Rules, these assets are carried at cost adjusted by depreciation over the life of the assets. Under U.S. GAAP, in accordance with FASB ASC 360 “Property, Plant and Equipment,” such assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.17.9 million, Ps.15.5 million and Ps.12.8 million as of December 31, 2016, 2015 and 2014, respectively. In addition income would increase by Ps.2.4 million and Ps.2.7 million for the years ended December 31, 2016 and 2015, respectively, and would decrease by Ps.1.3 million for the year ended December 31, 2014.

l.	Capitalization of interest cost: Under Central Bank Rules, is not allowed to capitalized interest cost from borrowings. Under U.S. GAAP, in accordance with FASB ASC 835-20 “Capitalization of Interest Cost”, if an asset requires a period of time in which to carry out the activities necessary to bring it to the condition and location necessary for its intended use, the interest cost incurred during that period as a result of expenditures for the asset is a part of historical cost of acquiring the asset. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.254.4 million, Ps.112.8 million and Ps.37.8 million as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by Ps.141.6 million, Ps.75 million and Ps.28.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

m.	Contingencies: In accordance with Central Bank rules, certain items were booked as liability when paid and certain other items were booked to cover contingent losses, independently the probability of occurrence. Under US GAAP, in accordance with FASB ASC 450 “Contingencies,” the Bank should recognize a liability to cover contingent losses in view of their probability of occurrence. The effects of adjustments required to state such amounts in accordance with US GAAP would increase the Bank’s liabilities by Ps.19.3 million and Ps.43.4 million as of December 31, 2015 and 2014, respectively. In addition, income would increase by Ps.19.3 million, Ps.24.2 million and Ps.25.6 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

n.	Noncontrolling Interest in subsidiaries: Central Bank Rules requires to record noncontrolling interests as a component of liabilities. FASB ASC 810 requires to record such interest as shareholders’ equity. Had U.S. GAAP been applied, the Bank’s shareholder’s equity would increase by Ps.182.8 million, Ps.128.3 million and Ps.93 million as of December 31, 2016, 2015 and 2014, respectively. In addition income would increase by Ps.54.4 million, Ps.35.3 million and Ps.23.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Had U.S. GAAP been applied the Bank’s shareholders’ equity would increase by Ps.198 million as of December 31, 2016 and decrease by Ps.4.3 million and Ps.73.3 million as of December 31, 2015 and 2014, respectively.

In addition, net income calculated according U.S. GAAP would increase by Ps.96.2 million and Ps.93.4 million for the years ended December 31, 2016 and 2014, respectively, and would decrease by Ps.62.7 million for the year ended December 31, 2015.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps.111,939.7 million as of December 31, 2016, Ps.76,521.6 million as of December 31, 2015 and Ps.54,716.6 million as of December 31, 2014. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 9% of our total deposits as of December 31, 2016 were derived from the non-financial government sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew 46% in 2016 compared to 2015, represented 84% of our total liabilities as of December 31, 2016. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2016, we had liquid assets up to Ps.53,333.5 millions, primarily comprised of cash and due from banks (Ps.36,089.2 millions) and Lebacs (Ps.15,145.3 million). During 2016 the liquidity ratio increased from 38.4% as of December 31, 2015 to 47.6% as of December 31, 2016. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole.

On November 4, 2016, we issued U.S.$400 million of Tier II Subordinated Resettable Notes due 2026 and on December 18, 2016, we redeemed in full U.S.$150 million of our Series No. 1 of Subordinated Notes due 2036. Additionally, on February 1, 2017, we redeemed the outstanding principal amount plus accrued and unpaid interest of our Series No. 2 Notes due 2017 (U.S.$106.4 million of principal amount).

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

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2016, we had excess capital of Ps.17,522.1 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2016. Additionally for further information regarding our restricted assets, assets in custody and trust agreements please see notes 8 “Restricted assets,” 12 “Items in custody” and 14 “Trust agreements” to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2014	2015	2016
(in thousands of Pesos, except ratios and percentages)

Calculation of excess capital:

Credit risk	3,991,731	6,088,387	7,634,561
Market risk	388,136	568,798	267,224
Operational risk	1,278,035	1,734,888	2,368,028
Required minimum capital under Central Bank Rules	5.657.902	8,392,073	10,269,813
Common Equity Tier 1 (COn1)	11,204,326	14,892,648	21,258,273
Deductible concepts COn1	(431,969)	(535,091)	(684,259)
Additional Tier 1 (CAn1)	366,816	320,964	—
Tier 2 Capital (COn2)	441,495	629,164	7,217,915
Total capital under Central Bank Rules	11,580,668	15,307,685	27,791,929
Excess capital	5,922,766	6,915,612	17,522,116

Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	24.02%	20.79%	30.00%
Average shareholders’ equity as a percentage of average total assets	15.37%	15.58%	15.22%

Total liabilities as a multiple of total shareholders’ equity	5.53	x	5.61	x	6.01	x
Cash as a percentage of total deposits	28.21%	25.36%	32.24%
Liquid assets as a percentage of total deposits (1)	40.57%	38.43%	47.64%
Loans as a percentage of total assets	58.32%	59.39%	56.76%

(1)	Total liquid assets include cash, cash collateral, reverse repos,, Lebacs, Nobacs and interbank loans.

As of December 31, 2016, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2014, 2015 and 2016.

	As of December 31
	2014	2015	2016
	(in thousands of Pesos)

Deposits
From the non-financial government sector	8,570,055	9,588,378	9,552,190
From the financial sector	38,683	40,145	55,867
From the non-financial private sector and foreign residents
Checking accounts	11,896,322	14,062,853	17,686,171
Savings accounts	11,013,878	15,507,850	27,895,965

	As of December 31
	2014	2015	2016
	(in thousands of Pesos)
Time deposits	21,510,754	34,719,816	47,652,387
Investment accounts (1)	190,503	545,092	333,786
Other (2)	1,137,750	1,348,989	8,113,965
Accrued interest, adjustments, foreign exchange and quoted price differences payable	358,609	708,475	649,409

Borrowing from Central Bank and financial institutions
Central Bank	16,959	12,917	8,403
Banks and international institutions	88,313	98,598	129,916
Financing received from Argentine financial institutions	51,787	84,384	140,796
Other	3,899,498	5,024,061	7,097,263
Minority interest in subsidiaries	93,001	128,305	182,799
Non-subordinated Corporate Bonds	942,115	1,432,672	1,684,893
Subordinated Corporate Bonds	1,287,317	1,957,618	6,407,840
Shareholders’ equity	11,491,817	15,877,550	22,105,898
Total funding	72,587,361	101,137,703	149,697,548

(1)	Time deposit payable at the option of the depositor.
(2)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from US GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2016 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our consolidated financial statements requires management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative effect on future years.

Critical accounting policies are those accounting policies that require management to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made and such estimates reasonably could have a material effect on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in Note 4 to our audited consolidated financial statements as of the year ended December 31, 2016.

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

Determining the loan loss reserve requires significant management judgments and estimates. According to Central Bank Rules, for consumer portfolio, management must classify each customer based primarily on delinquency aging with us and the financial system. For commercial portfolio, management must analyze the borrowers’ operating and payment history, ability to service its debt, its internal information and control systems and the risk of the sector in which it operates.

Central Bank Rules allow us to establish additional allowances for loan losses and changes loan classification, as the case may be, based on management’s risk management policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2016, 2015 and 2014 after evaluating the risk of our loan portfolio. Our management determines increase or decrease in allowances based on repayment estimates. International and local macroeconomic conditions generate a certain degree of uncertainty regarding future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment value.

The accounting for loan loss reserve under Central Bank Rules differs in some respects with practices of US-based banks, as mentioned below.

Under U.S. GAAP loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The methodology used for calculating impairment involves significant judgment. First, it involves the early identification of credits that are deteriorating. Second, it involves judgment in establishing the inputs used to estimate the allowance. Third, it involves management judgment to evaluate certain macroeconomic factors and other relevant internal and external factor affecting the credit quality of a current portfolio, and to refine loss factors to better reflect these conditions.

FASB ASC 310 requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. FASB ASC 310 is not applicable for large groups of smaller-balance homogeneous loans that are collectively evaluated. An allowance for impaired loans is provided when discounted future cash flows or the fair value of the collateral is lower than the book value.

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

Management estimates require significant judgment regarding identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the loan loss reserve. Additional loan loss reserves could be required in the future.

Income tax

In estimating accrued taxes, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position.

Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of the status of examinations being conducted by various taxing authorities, and newly-enacted statutory and regulatory guidance that affect the relative merits and risks of tax positions. These changes, when they affect accrued taxes, can be material to our operating results.

As explained in note 5 to our audited consolidated financial statements as of and for the three years ended December 31, 2016, Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

For purposes of US GAAP reporting, we apply FASB ASC 740 “Income Tax.” Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires us to record an allowance for deferred tax assets to the extent that it is more likely than not that deferred tax assets will be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FASB ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies.

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2016, 2015 and 2014.

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

Fair Value of financial instruments

Under US GAAP, a portion of our assets and liabilities are measured at fair value, including Government and private securities (debt instruments issued by Argentine government and the Central Bank and shares), other receivables from financial intermediation (mutual funds, securities in financial trusts and corporate bonds), and derivative instruments.

Under Central Bank Rules, those assets are valued as mentioned in Note 4.5 to our consolidated financial statements as of and for the three years ended December 31, 2016.

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

Most fair value estimations (related mainly to unlisted government and private securities and unlisted corporate bonds) were made using the “income approach”, converting future amounts to a single current amount, considering an effective interest rate developed on the basis of the “yield curve” methodology taking observable inputs of similar instruments.

For instruments classified in Levels 1 and 2, where inputs are principally based on observable market data, there is less judgment applied in arriving at the fair value measurement.

For assets and liabilities that do not have similar or identical instruments traded in the market we used an internally developed model to measure significant instruments. Those instruments would be classified as Level 3 of the fair value hierarchy, which requires significant management judgment or estimation. In arriving at an estimate valuation policies and procedures for Level 3 instruments (in our case mainly debt securities and derivative instruments) are under the direction of the accounting and financial management.

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

Our management believes its valuation approach and techniques are appropriate and consistent with other market participants, however, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate or fair value at different reporting dates.

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

D. Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the economic growth in Argentine economy and the corresponding growth of the market for long-term private sector lending. For information about the macroeconomic environment see Item 5.A. “Operating Results”. For information about the argentine financial system see “The Argentine Financial System”.

We believe that the macroeconomic environment is more promising and that the financial system should follow a trend of further growth and penetration, which will have a positive impact on our profitability. For 2017 we expect a recovery in the economy, which should affect the growth of loans and deposits and margins between stable and slightly declining in an environment with downward interest rates. Likewise, the efficiency ratio, measured as expenses over net financial and service income is expected to remain stable.

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

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last three years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2014	2015	2016
	(In million of Pesos)

Banco Macro
Total loans	43,740	62,332	87,973
Total deposits	54,717	76,522	111,940

Financial System
Total loans	666,170	911,871	1,164,597
Total deposits	979,691	1,354,393	1,968,456

Source: Central Bank

Financial activity gained strength during the last three years.

Total loans in the financial system increased 18% in 2014, 36% in 2015 and 28% in 2016, amounted to Ps.1,164.6 billion as of December 31, 2016, driven by private sector loans.

Total deposits in the financial system increased by 30% in 2014, 38% in 2015 and by 45% in 2016, driven by private sector deposits. Private sector deposits increased by 31% in 2014, 47% in 2015 and by 44% in 2016, amounting to Ps.1,516.5 billion as of December 31, 2016. Public sector deposits increased 27% in 2014, 13% in 2015 and by 50% in 2016, amounting to Ps.435.0 billion.

The level of loans and deposits over GDP was still low as of December 31, 2016, at 12% for total private sector loans/GDP and 19% for total deposits/GDP. As a result of such GDP levels, we believe that there is considerable potential for growth in upcoming years.

Consistent with the anti-inflationary and price liberalization policies, the Central Bank increased interest rates, in order to decrease inflation by promoting savings in Pesos. Interest rates increased in the first semester of 2016, but starting a decrease process from May to December, in virtue of the decrease in inflation, decreasing by 13 points from annual maximums.

Private sector lending

During the last three years, loans to the private sector grew 20% in 2014, 37% in 2015 and 32% in 2016 for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps.44,108 million (13%) in 2014, to Ps.62,853 million (42%) in 2015 and to Ps.86,540 million (38%) in 2016, as shown in the following table:

	As of December 31,
	2014	2015	2016
	(In million of Pesos)

Banco Macro
Private sector loans	44,108	62,853	86,540

Financial System
Private sector loans	603,969	827,943	1,085,346

Source: Central Bank

Asset Quality

The financial system continued to show low levels of non-performing portfolio and extensive coverage ratios for non-performing portfolio.

As of December 31, 2016, the non-performing credit portfolio level reached 1.7% of the total credit portfolio, whereas the coverage ratio level reached 139% across the financial system as a whole.

Our figures reflect an improvement in the quality of our portfolio in the last year, with a non-performing ratio of 1.1% and a coverage ratio of 176% as of December 31, 2016. During 2014, 2015 and 2016, we established additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s policies.

The table below reflects our asset quality for the financial system for 2014, 2015 and 2016:

	As of December 31,
	2014	2015	2016
Banco Macro
Allowances/lending (1)	2.6%	2.3%	2.0%
Non-performing lending ratio (2)	1.9%	1.5%	1.1%
Coverage ratio (3)	135%	151%	176%

Financial System
Allowances/lending (1)	2.3%	2.1%	2.2%
Non-performing lending ratio (2)	1.8%	1.6%	1.7%
Coverage ratio (3)	142%	147%	139%

Source: Central Bank

(1)	Allowances as a percentage of total credit portfolio. Credit portfolio includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided and unused portion of loans granted (included in Debtors Rating Standards).
(2)	Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.
(3)	Allowances for uncollectibility risk as a percentage of non-performing credit portfolio.

Profitability

During the last three years the profitability of the financial system increased by 57% in 2014, 31% in 2015 and 24% in 2016, achieving a total of Ps.74,646 million as of December 31, 2016.

The table below reflects our profitability for the financial system for 2014, 2015 and 2016:

	As of December 31,
	2014	2015	2016

Banco Macro
Net income (in millions of Pesos) (1)	3,479.5	5,008.4	6,540.8

Return on average equity	33.4%	37.2%	34.1%
Return on average assets	5.1%	5.8%	5.2%

Financial System
Net income (in millions of Pesos) (1)	45,937	60,004	74,646

Return on average equity	32.7%	32.4%	29.7%
Return on average assets	4.1%	4.1%	3.7%

Source: Central Bank

(1)	This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

Commercial and balance sheet strategies

We have the most extensive branch network among private-sector banks in Argentina, with 93% of our branches located outside of the City of Buenos Aires. Our extended presence in Argentine regional economies and sectors that have benefited from Argentina’s economic recovery grant us a key advantage with respect to other banks in terms of competing in the credit expansion service in Argentina. In addition, our strong network of branches and our role as the financial agent of various provinces provide us with a source of growth and low cost in our deposit base.

We will continue our diversification strategy regarding the credit portfolio, thus enabling to obtain satisfactory efficiency, growth, security and profitability in commercial management. We will continue to focus our assistance to small and medium-sized enterprises, emphasizing the election of dynamic economic sectors and growth potential in industrial, commercial and service areas for the purpose of contributing to companies’ expansion and ensuring an acceptable return of the funds assigned. At the same time, we will also offer these enterprises a complete range of corporate financial services, including exports and imports financing, letters of credit confirmation and opening, and granting guarantees to third parties on behalf of its customers.

We maintain a strong position with respect to excess capital, the liquidity ratio and the level of our provisions for loan losses. To prevent a run on deposits, one of our main priorities is to give depositors confidence that we would be able to absorb losses and fulfill our obligations to them.

Our practice of maintaining high liquidity levels throughout the business cycles has allowed us to withstand the economic crisis by serving two key purposes. First, we have funds available in the face of adverse systemic events. Second, we give our depositors confidence that they would be able to have access to their deposits at any time, even during the depth of a crisis. We also minimize excess cash deposited in the Central Bank, without harming our overall liquidity position. In this way, we maximize the return on our liquidity stock by keeping funds in more profitable assets, such as Central Bank-issued Lebacs.

The meeting of the Board of Directors held on March 30, 2017 resolved to convene a General Ordinary and Extraordinary Shareholders’ Meeting for April 28, 2017, to discuss, among other matters, a capital increase through the issuance of up to 74,000,000 Class B shares of the Bank and the increase of the maximum amount of our Global Medium-Term Note Program from US$1,000,000,000 to US$1,500,000,000. As a result of such increase, the Bank expects to access on a more frequent basis than in the past the domestic and international capital markets with debt issues the proceeds of which will be used to fund the expected growth in its lending activities and for other general corporate purposes.

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

For additional information of financial instruments with off-balance sheet risk see note 33 “Financial instruments with off-balance sheet risk” to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

F. Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of Pesos)
Contractual obligations
Central Bank	8,403	8,298	105	—	—
Banks and international institutions	129,916	129,916	—	—	—
Non-Subordinated Corporate Bonds	1,684,893	1,684,893	—	—	—
Financing received from Argentine financial institutions	140,796	118,263	14,013	8,520	—
Other	7,097,263	6,972,235	12,710	105,530	6,788
Operating leases	344,930	134,520	152,081	57,101	1,228
Subordinated corporate bonds	6,407,840	67,760	—	—	6,340,080
Total contractual obligations	15,814,041	9,115,885	178,909	171,151	6,348,096

Commercial commitments
Lines of credit	264,246	264,246	—	—	—
Guarantees	446,483	209,685	116,397	113,553	6,848
Standby letters of credit	191,007	191,007	—	—	—
Total commercial commitments	901,736	664,938	116,397	113,553	6,848

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our Board of Directors, which as of the date of this annual report is comprised of 13 members and 2 alternate members. On April 16, 2012, our shareholders approved a proposal of the Board of Directors and amended our bylaws increasing the maximum size of our Board from 12 to 13 members. Currently, the shareholders present at any annual ordinary meeting may determine the size of the Board of Directors, provided that there shall be no less than three and no more than thirteen directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be reelected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

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

Under Argentine law, the Board of Directors is in charge of our management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the Bank’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders meetings and for the performance of any particular task expressly delegated by the shareholders. In general, our Board of Directors is more involved in operating decision-making than might be customary in other jurisdictions. Our Board of Directors delegates affairs related to management and corporate activities to an executive committee with the assignment of specific duties pursuant to the Bank’s bylaws.

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of the Board of Directors:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito	Chairman	64	2002	2017
Delfin Jorge Ezequiel Carballo	Vice Chairman	64	2002	2017
Jorge Pablo Brito	Director	37	2002	2018
Carlos Alberto Giovanelli	Director	59	2016	2018
Nelson Damián Pozzoli	Director	50	2016	2018
José Alfredo Sánchez (2)	Director	61	2016	2018
Martín Estanislao Gorosito (1) (2)	Director	32	2016	2018
Roberto Julio Eilbaum (2)	Director	72	2016	2017
Mario Luis Vicens (2)	Director	65	2016	2017
Luis María Blaquier (1) (2) (3)	Director	51	2016	2017
Marcos Brito	Director	34	2007	2016
Delfín Federico Ezequiel Carballo	Director	32	2015	2016
Alejandro Eduardo Fargosi (1) (2)	Director	62	2016	2016
Constanza Brito	Alternate director	35	2007	2018
Eliseo Félix Santi (1) (2)	Alternate director	28	2016	2018

(1)	Proposed by ANSES-FGS.
(2)	Independent Director under CNV Rules.
(3)	On March 13, 2017, Mr. Luis María Blaquier provided notice of his resignation to the position of director, effective as of date of the next shareholders’ meeting.

The following family relationships existed during 2016 or currently exist within our Board of Directors:

(i)	Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo are brothers-in-law;

(ii)	Jorge Pablo Brito and Marcos Brito are the sons of Jorge Horacio Brito and the nephews of Delfín Jorge Ezequiel Carballo;

(iii)	Constanza Brito is the daughter of Jorge Horacio Brito and the niece of Delfín Jorge Ezequiel Carballo;

(iv)	Jorge Pablo Brito, Marcos Brito, Constanza Brito and Santiago Brito are siblings;

(v)	Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo and the nephew of Jorge Horacio Brito;

(vi)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the deputy general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	systems committee,

•	senior credit committee,

•	assets and liabilities committee,

•	anti-money laundering committee,

•	recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee, and

•	the Crisis Committee and the Strategic Management Committee.

The following table sets forth certain relevant information on our executive officers and our senior management:

Name	Position	Age	Year First Appointed
Gustavo Alejandro Manriquez	General manager	47	2015
Ernesto Eduardo Medina	Human resources manager	50	2007
Jorge Francisco Scarinci	Finance manager	46	2006
Ana María Magdalena Marcet	Credit risk manager	55	2006
Francisco Muro	Distribution and sales manager	43	2013
Brian Anthony	Management control and strategic planning manager	43	2008
María Milagro Medrano	Institutional relations manager	40	2002
Alberto Figueroa	Comprehensive risk management manager	56	2009
María José Van Morlegan	Legal manager	42	2016
Agustín Devoto	Investment banking manager	40	2015
Martín Kaplan	Commercial banking manager	47	2017

Set forth below are brief biographical descriptions of members of our directors and our senior management as of March 31, 2017:

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our Board of Directors and our Chief Executive Officer. He joined our board in June 1988. He also serves as chairman of the Board of Directors of Banco del Tucumán S.A. and Inversora Juramento S.A.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He was the deputy chairman of our Board of Directors until April 23, 2015 and was reappointed deputy chairman on April 26, 2016. Mr. Carballo holds a law degree from the Law School of Universidad Católica Argentina. He joined our board in June 1988. Mr. Carballo also serves as deputy chairman of the Board of Directors of Banco del Tucumán S.A.

Jorge Pablo Brito was born on June 29, 1979. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012. Mr. Brito also serves as chairman of the Board of Directors of Macro Securities S.A., Coy Aike S.A. and Genneia S.A., as deputy chairman of the Board of Directors of Inversora Juramento S.A. and as incumbent director of Banco del Tucumán S.A., Mercado Abierto Electrónico S.A. and Macro Bank Limited.

Carlos Alberto Giovanelli was born on April 6, 1957. He has been a member of our Board of Directors since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of Citibank Argentina. He was Vice President of Investment Banking in Citibank USA (1989-1991) and Vice President of Planning in Citibank N.A. Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as incumbent director of Banco del Tucumán S.A. and chairman of the Board of Directors of Havanna S.A. and Inverlat S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of Citibank Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994-1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003).

José Alfredo Sanchez was born on January 27, 1956. He has been a member of our Board of Directors since April 26, 2016. Mr. Sanchez holds an actuary degree from Universidad de Buenos Aires and an M.B.A. in Finance from University of Chicago. In the financial industry, he was a Trainee in Citibank N.A. Argentina (1983-1986), Vice President of Citibank N.A. USA (1987-1988), Vice President of Banque Nationale de Paris USA (1988-1990), Investment Banking Responsible Officer of Banque Nationale de Paris Argentina (1990-1998), Assistant Director in West Merchant Bank LTD (representation office in Argentina) (1998), consultant of Banco Comafi S.A. (1998-1999), Director of Comafi Soc. Gte. Fondo Común de Inversión (1999-2001), Investment Banking Responsible Officer of Banco Comafi S.A. (2000-2001), Incumbent Director of Banco Comafi S.A. (2002-2006), Seconded Director of Banco Comafi S.A. (2014-2016), Alternate Director of Banco del Tucumán S.A. (2000-2001), Incumbent Director of The Capita Corporation (2004-2006), Incumbent Director of MBA Asset Management S.G.F.C.I.S.A. (2008-2010), Incumbent Director of MBA Lazard Soc. de Bolsa S.A. (2008-2014), Incumbent Director of MBA Lazard Banco de Inversiones S.A. (2010-2014) and Alternate Director of MBA Lazard Holdings S.A. (2010-2011). He also serves as director of Macro Securities S.A.

Martin Estanislao Gorosito was born on March 11, 1984. He has been a member of our Board of Directors since April 26, 2016, appointed as representative of ANSES-FGS. Mr. Gorosito holds a BA degree in Political Sciences from Universidad Católica Argentina. In the financial industry, he served as Adviser to the Board of Directors of Banco de la Provincia de Buenos Aires (2009-2011).

Roberto Julio Eilbaum was born on December 23, 1944. He has been a member of our Board of Directors since April 26, 2016 and previously served on our Board from 2002 through 2010. Mr. Eilbaum holds a law degree from the Law School of Universidad de Buenos Aires. In the public sector, Mr. Eilbaum was member of the Board of Directors and Vice President of the Central Bank of the Republic of Argentina (1986-1989). He also served as Secretary of Legal and Administrative Coordination of the National Ministry of Economy (1999-2001).

Mario Luis Vicens was born on July 14, 1951. He has been a member of our Board of Directors since April 26, 2016. Mr. Vicens holds a degree in economics degree from Universidad Católica Argentina and a superior course degree in monetary and banking finance of Universidad Católica Argentina. In the financial industry, he worked assessing investment projects for Caja Nacional de Ahorro y Seg./Consejo Federal de Inversiones (1975-1978). In the Public Sector, he was employed by the Central Bank of the Republic of Argentina as economist (1980-1981) and Incumbent Director (1986-1988) and as Treasury Secretary of the Ministry of Economy (1999-2001). In the banking sector, he served as Planning Manager of Banco de Crédito Argentino (1981-1986), Incumbent Director of Banco Sudameris (2001-2002), chief executive officer of Asociación de Bancos de la Argentina (2002-2011), Incumbent Director of Federación Latinoamericana de Bancos (2002-2004/2008-2010), Incumbent Director of Seguro de Depósitos S.A. (2008-2011), Incumbent Director of BBVA Consolidar Seguros S.A. (2012-2016), Incumbent Director of Generali Arg. Cia. de Seguros (2014-2015), Incumbent Director of PSA Finance Arg. Cia. Financiera S.A. (2012), Incumbent Director of Rombo Cía. Financiera S.A. (2012-2016) and Incumbent Director of BBVA Francés S.A. (2012-2016). He also acted as advisor on economic and financial matters for companies and banks (1989-1999).

Luis María Blaquier was born on October 26, 1965. He has been a member of our Board of Directors since April 26, 2016, appointed as representative of ANSES-FGS. Mr. Blaquier holds a BA degree in economics from Universidad Católica Argentina and a Master’s degree from Amok Tuck Graduate School. In the financial industry he is Deputy Director of Operations of FGS. He was Vice President of Goldman Sachs USA (1993-1999) and director of Goldman Sachs Argentina (1999-2006). He also served as incumbent director of TGS S.A., Executive Director of Pegasus S.A., incumbent director of Grupo Clarín S.A. and incumbent director of Arcor S.A. On March 13, 2017, Mr. Luis María Blaquier provided notice of his resignation to the position of director, effective as of date of the next shareholders’ meeting.

Marcos Brito was born on October 5, 1982. He holds a BA degree in business economics from Universidad Torcuato Di Tella. He is a member of our Board of Directors since 2007 and chairman of Comercio Interior S.A., Macro Warrants and Macro Fiduciaria S.A. He also serves as incumbent director of Inversora Juramento S.A. and alternate director of Banco del Tucumán S.A. and Genneia S.A. He joined us in October 2005.

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a BA degree in business economics from Universidad Torcuato Di Tella. Mr. Carballo also serves as alternate director of Genneia S.A.

Alejandro Eduardo Fargosi was born on November 28, 1954. He has been a member of our Board of Directors since April 26, 2016, appointed as representative of ANSES-FGS. Mr. Fargosi holds a law degree from the Law School of Universidad de Buenos Aires. Mr. Fargosi served as Director of the Legal Department of Telefónica Argentina S.A. (1990-1995), Partner of the law firm Estudio O’Farrell Abogados (1995-1997) and Councilor of the Magistracy Council (Consejo de la Magistratura) (2010-2014). He also practices law independently.

Constanza Brito was born on October 2, 1981. She has been an alternate Director since April 26, 2016. Previously, she served as Director from 2007 through 2015. She joined us in May 2005. Ms. Brito holds a BA degree in Human Resources from Universidad del Salvador. Ms. Brito also serves as alternate director of Banco del Tucumán S.A.

Eliseo Félix Santi was born on August 11, 1988. He has been a member of our Board of Directors since April 26, 2016, appointed as representative of ANSES-FGS. He holds a BA degree in economics from Universidad de Buenos Aires and a Masters degree in applied economics from Universdad Torcuato Di Tella. Mr. Santi has served as technical consultor in the Universidad Nacional Tres de Febrero since 2014 and is manager of Fasta Catherina.

Gustavo Alejandro Manriquez was born on August 23, 1969. He is our General Manager since May 2016 and a member of the Assets and Liabilities Committee, the Senior Credit Committee, the Systems Committee, the Risk Management Committee, the Crisis Committee and the Strategic Management Committee. Mr. Manriquez holds a degree in Business Management from Universidad de Belgrano and a post-graduate degree in Finance from Universidad del CEMA, as well as a Management degree from IAE. He joined us in February 2015.

Ernesto Eduardo Medina was born on January 9, 1967. He is our Human Resources Manager and a member of the Risk Management Committee, the Ethics and Compliance Committee, the Nominating and Corporate Governance Committee and the Staff Incentives Committee. Mr. Medina holds degrees in Public Accounting and Business Management from the School of Economic Sciences of Universidad de Buenos Aires. He also has a Systems Analyst degree from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. Mr. Medina joined us in February 1989. He is also Alternate Director of Banco del Tucumán S.A. and Director of Provincanje S.A.

Jorge Francisco Scarinci was born on May 19, 1970. He is our Finance Manager and a member of the Assets, Liabilities Committee and the Risk Management Committee. Mr. Scarinci holds a BA in Economics from Universidad de Belgrano and a Masters degree in Finance from Universidad del CEMA. He joined us in May 2006.

Ana María Magdalena Marcet was born on February 24, 1961. She is our Credit Risk Manager and a member of the Senior Credit Committee, the Risk Management Committee and the Recovery Committee. Mrs. Marcet holds degrees in Public Accounting, Economics and Business Management from the School of Economic Sciences of Universidad de Buenos Aires and a Masters degree in Bank Management from Universidad del CEMA. Mrs. Marcet joined us in December 1996.

Francisco Muro was born on March 2, 1973. He is our Distribution and Sales Manager. Mr. Muro holds a degree in Accounting from the School of Economic Sciences of Universidad de Buenos Aires and a Masters degree from IAE (Universidad Austral). He joined us in August 2004.

Brian Anthony was born on April 17, 1973. He is our Management Control and Strategic Planning Manager and a member of the Assets and Liabilities Committee and the Systems Committee. Mr. Anthony holds a BA in Management from Universidad CAECE. He joined us in September 2005.

María Milagro Medrano was born on October 27, 1976. She is our Institutional Relations Manager. Mrs. Medrano holds a BA in Business Management from Universidad Católica de Salta. She joined us in April 1997. Mrs. Medrano is also Alternate Director of Banco del Tucumán S.A.

Alberto Figueroa was born on September 1, 1960. He is our Manager of Comprehensive Risk Management and a member of the Systems Committee, the Anti-Money Laundering Committee, the Risk Management Committee, the Ethics and Compliance Committee, the Nominating and Corporate Governance Committee and the Staff Incentives Committee. Mr. Figueroa holds a degree in Accounting from Universidad de Buenos Aires. He joined us in March 2007.

María José Van Morlegan was born on August 31, 1974. She is our Legal Manager and a member of the Senior Credit Committee, the Anti-Money Laundering Committee, the Recovery Committee, the Ethics and Compliance Committee and the Nominating and Senior Governance Committee. Mrs. Van Morlegan holds a Law degree from Universidad Católica Argentina. She joined us in July 2012.

Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager and the Assets and Liabilities Committee. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a Masters degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000.

Martín Kaplan was born on February 21, 1969. He is our Commercial Banking Manager and member of the Asset and Liability Committee and the Senior Credit Committee. Mr. Kaplan holds a degree in Communication from Universidad de Buenos Aires and a Masters degree in Management from IAE. He joined us in December 2016.

B. Compensation

Argentine law provides that the compensation paid to all directors and syndics (including those directors who are also members of senior management) in a fiscal year may not exceed 5.0% of net income for such year, if we are not paying dividends in respect of such net income. Argentine law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and such issue is included in the agenda and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary meeting.

The aggregate amount of compensation paid by Banco Macro and its subsidiaries to all of their directors, alternate directors and members of supervisory committee for fiscal year 2016 was Ps.314.5 million. The aggregate amount of compensation paid by Banco Macro to its senior management during 2016 was Ps.37 million, including salaries and bonuses. This amount also includes compensation accrued during 2015 and paid in 2016.

Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

C. Board Practices

Corporate Governance

As a listed company on the NYSE, we are required under the rules governing listed companies to:

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

Independence of the Members of the Board of Directors and the Supervisory Committee

The members of the Board of Directors and the supervisory committee of a public company in Argentina must inform the CNV within ten (10) days from the date of their appointment whether such members of the Board of Directors or the supervisory committee are “independent” pursuant to CNV standards.

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

As of December 31, 2016, Roberto Julio Eilbaum, Mario Luis Vicens, José Alfredo Sanchez, Martín Estanislao Gorosito, Luis María Blaquier y Alejandro Eduardo Fargosi and the alternate director Eliseo Felix Santi qualified as independent members of our Board of Directors under these criteria specified by the CNV.

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

As of December 31, 2016, Alejandro Almarza, Carlos Javier Piazza, Enrique Alfredo Fila, Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Silvana María Gentile qualified as independent members of our supervisory committee under these criteria.

For information on the expiration of current terms of directors see Item 6.A “Directors and Senior Management.”

For information on service contracts with directors providing benefits upon termination of employment see Item 6.B “Compensation.”

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

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the Argentine Corporate Law, the bylaws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including:

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

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2016:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	58	2016	April 2017
Carlos Javier Piazza	Syndic	58	2016	April 2017
Enrique Alfredo Fila (1)	Syndic	57	2016	April 2017
Alejandro Carlos Piazza	Alternate syndic	62	2016	April 2017
Leonardo Pablo Cortigiani	Alternate syndic	48	2016	April 2017
Silvana María Gentile	Alternate syndic	46	2016	April 2017

(1)	Proposed by ANSES - FGS

The business address of the members of the Supervisory Committee is Sarmiento 447, Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee as of December 31, 2016:

Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A., Macro Fiducia S.A., Macro Warrants S.A., Banco del Tucumán S.A., Telecom Personal S.A and Seguro de Depósitos S.A. and as alternate syndic of Opción Seguros S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza is a syndic on our supervisory committee. Mr. Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as syndic of Macro Warrants S.A. and Central Tucumano S.A. Mr. Piazza also served as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán S.A. and Opción Seguros S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Enrique Alfredo Fila is a syndic of the supervisory committee. Mr. Fila holds an accounting degree from Universidad Nacional de la Plata.

Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Warrants S.A., Servente Sociedad de Bolsa, CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A. and Macro Fiducia S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani is an alternate syndic on our supervisory committee. Mr. Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as syndic of Macro Fiducia S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A. and E.d.E.R.S.A. He also serves as alternate syndic Macro Warrants S.A. and Havanna S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Silvana María Gentile is an alternate syndic of the supervisory committee. Mrs. Gentile holds a an accounting degree from Universidad de Lomas de Zamora.

Audit Committee

As of December 31, 2016, our audit committee is comprised of three directors, Roberto Julio Eilbaum, José Alfredo Sánchez and Mario Luis Vicens, all of which have independent status according to CNV. The Argentine independence standards under the rules of the CNV differ in many ways from the NYSE and U.S. federal securities law standards. See item 16.G “Corporate Governance.”

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

We currently comply with the requirements of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, as applicable to foreign private issuers with respect to the composition and functions of our audit committee.

Committees Reporting to the Board of Directors and to the CEO and the CFO

The following committees are under the supervision of our Board of Directors:

Strategic Management Committee: The strategic management committee is composed of four directors, the General Manager and the managers who are invited to the effect. In this committee, the General Manager proposes the strategic or business plan as well as the management objectives and annual budgets and provides periodic reports on the progress of the same as well as the general state of the entity.

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

Systems Committee. The systems committee must be composed of, at least, one director or equivalent authority and the manager of the informatics technology and systems area. Our system committee has three directors, the General Manager, the Organization and Technology Manager, the Management Control and Strategic Planning Manager, the Internal Audit Manager and the Comprehensive Risk Manager. The systems committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

The main functions of the systems committee are to:

(i)	oversee the proper functioning of Information Technology and Systems,

(ii)	contribute to the improvement of the information technology and systems environment effectiveness;

(iii)	note Systems Plan;

(iv)	periodically evaluate the Information Technology and Systems Plan and review its compliance;

(v)	review the reports issued by environmentally related audits of Information Technology and Systems and oversee the implementation of corrective actions designed to stabilize or minimize any weaknesses observed; and

(vi)	maintain timely communication with officials of the External Audit Management Systems Division of the Superintendence in relation with any problems identified in inspections and monitor actions undertaken to solve such problems.

Senior Credit Committee. The senior credit committee is comprised of two directors, the General Manager, the Credit Risk Manager, the Corporate Credit Risk Manager, the Commercial Banking Manager and the Legal Manager.

The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.58,000,000 and examines periodic reports related to our loan portfolio.

Assets and Liabilities Committee. The assets and liabilities committee has three directors, the General Manager, the Commercial Bank Managers, the Manager of Management Control and Strategic Planning and the Finance Manager. The committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to our liquidity, market, interest rate and currency risks.

Anti-money Laundering Committee. The Committee is made up of four directors, one of whom is a responsible officer designated as Compliance Officer, the Manager of Comprehensive Risk Management, the Legal Manager and the senior officer responsible for the anti-laundering unit. The anti-money laundering committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to:

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

(vi)	establish appropriate mechanisms for internal reporting of unusual or suspicious activities,

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

Recovery Committee. The recovery committee is made up of two directors, the Credit Risk Manager and the Legal Manager. The committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. The committee’s functions and powers are to:

(i)	define and approve the general debt reduction and refinancing policy;

(ii)	decide on repayment or refinancing proposals in amounts exceeding Ps.5.0 million;

(iii)	analyze and decide on proposals for the termination of account management and the filing of court proceedings for unpaid principal amounts and higher than Ps.2.0 million;

(iv)	discuss and decide on recovery policies or portfolio sales proposed by the Junior Recovery Committee and

(v)	decide on the value of assets to be auctioned where the outstanding debt exceeds Ps.5.0 million.

Risk Management Committee. The risk management committee is made up of three independent directors, the General Manager, the Comprehensive Risk Management Manager, the Planning Manager, the Credit Risk Manager, the Operations and Technology Manager and the Compliance Manager.

The committee is responsible for monitoring senior management activities involving the management of credit, market, liquidity, operational, compliance and reputational risks, among others. The committee’s mission is to supervise and ensure that the controls and procedures in place are adequate to mitigate any risk, and to recommend and implement updates to risk management policies and procedures. In addition, this committee gives advice to the Board of Directors regarding the Bank’s overall risk. This committee is also responsible for notifying the Board of Directors and senior management about any failure to comply with applicable limits to risk exposure, suggesting remedies, such as assuming the risk or mitigating the risk.

Ethics and Compliance Committee. The ethics and compliance committee is comprised of three directors, the Comprehensive Risk Management Manager, the Human Resources Manager and the Legal Manager.

This committee is responsible for implementing ethic guidelines set forth by the Board of Directors and supervising compliance. In addition, this committee promotes the implementation of our social responsibility policies and fosters the adoption of such policies by setting forth tools and procedures that will enable our management to incorporate social responsibility policies and consequently implement those policies within the Bank.

Corporate Governance and Appointments Committee. The committee is comprised of three directors, the Comprehensive Risk Management Manager, the Human Resources Manager and the Legal Manager.

This committee is responsible for processes related to the renewal, substitution and succession of members of our senior management. This committee is also responsible for the implementation of our corporate governance code at the Bank and its subsidiaries.

Personnel Incentives Committee. The personnel incentives committee is comprised of three directors, the comprehensive risk management manager and the human resources manager.

The committee’s main functions are to control that incentives plans to all personnel, excluding directors, are consistent with our business culture, goals, long term business plan, business strategy, control environment and prudent risk taking.

Crisis Committee. The committee meets upon request and is convened by the General Manager in accordance with the needs that arise from time to time. This committee is composed of directors and senior managers.

D. Employees

As of December 31, 2016, we had 8,617 employees, 39% of whom worked at our headquarters and the remaining 61% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2014	2015	2016
Headquarters	3,453	3,429	3,399
Branches	5,240	5,298	5,218
Total (1)	8,693	8,727	8,617

(1)	If workers were performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included in the calculation, the number of our employees would have been 8,728, 8,765 and 8,666 for 2014, 2015 and 2016, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership

As of March 31, 2017, the persons who were members of our Board of Directors and our supervisory committee held as a group a total of 229,551,932 shares of our capital stock. This represented approximately 39% of our outstanding capital stock and 43% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge E. Carballo, Delfín Federico E. Carballo and Jorge Pablo Brito, no member of our Board of Directors or our supervisory committee directly or beneficially owned shares of the Bank as of March 31, 2017. In addition, Alberto Figueroa, member of our senior management, owned less than one percent of Class B shares as of March 31, 2017.

The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors and our supervisory committee, as of March 31, 2017:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights(%)
Jorge Horacio Brito	5,366,463	107,021,816	19.23%	21.26%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	19.11%	20.85%
Other members	0	5,462,714	0.93%	0.87%

Total	10,261,879	219,290,053	39.27%	42.99%

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2016, we had 584,563,028 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,327,358 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2016:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	0	184,120,650	184,120,650	31.50%	29.25%
Jorge Horacio Brito	5,366,463	107,431,304	112,797,767	19.30%	21.33%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	111,700,939	19.11%	20.85%
Other Shareholders (1)	973,791	174,969,881	175,943,672	30.10%	28.57%
Total	11,235,670	573,327,358	584,563,028	100.00%	100.00%

(1)	Includes the Bank of New York as depositary of our ADSs.

As of March 31, 2017, we had 584,563,028 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 573,327,358 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than aforementioned differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of March 31, 2017:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	0	184,120,650	184,120,650	31.50%	29.25%
Jorge Horacio Brito	5,366,463	107,021,816	112,388,279	19.23%	21.26%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	111,700,939	19.11%	20.85%
Other	973,791	175,379,369	176,353,160	30.17%	28.63%
Total	11,235,670	573,327,358	584,563,028	100.00%	100.00%

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, for the three last years:

Date	Capital Stock (Shares)	Major Shareholders

December 31, 2014	584,563,028	Jorge H. Brito 19.76% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50% Juan Pablo Brito Devoto 0.88%.

December 31, 2015	584,563,028	Jorge H. Brito 19.61% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50% Juan Pablo Brito Devoto 0.71%.

December 31, 2016	584,563,028	Jorge H. Brito 19.30% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50%

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

For the years ended December 31, 2014, 2015 and 2016 an aggregate of Ps.300.4 million, Ps.602.8 million and Ps.946.3 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties. The largest outstanding amount granted by us (including loans, leases and guarantees granted) to related parties during 2016 was a total amount of Ps.594.2 million to Genneia S.A. mainly composed of a syndicated loan in dollars by US$ 36 million granted on December 7, 2016 and cancelled on January 27, 2017 (with a 7% average rate) and Ps.16.2 million in other loans in pesos (with a 40.7% average rate).

All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2014, 2015 and 2016, the total amount of deposits made by related parties to us amounted Ps.909.9 million, Ps.1,272.2 million and Ps.1,786.6 million, respectively.

For further information regarding related party transactions see note 9 “Transactions with related parties” to our audited consolidated financial statements as of and for each of the three years ended December 31, 2016.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of and for each of the three years ended December 31, 2016 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 17 “Tax and other claims” to our audited consolidated financial statements as of and for the three years ended December 31, 2016. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

As required by the BCRA Communication “A” 5689, we detail in note 20 “Summary Judgements and penalties applied by certain regulators against Banco Macro S.A. and Banco del Tucumán S.A.” to our audited consolidated financial statements as of and for the three years ended December 31, 2016, the summaries initiated and sanctions imposed by the BCRA or their authorities on us. We also note the sanctions imposed by the UIF and pending summaries at CNV and UIF. In January 2015, pursuant to such regulations, we made accounting provisions for administrative and/or disciplinary sanctions, which were applied or initiated by the Central Bank, UIF and CNV. In April 2016, the Central Bank issued Communication “A” 5940, which amended Communication “A” 5689 provisions. Pursuant to such Communication, the financial entities that, to the date thereof, have an amount for these items registered in the account “Provisions – For administrative, disciplinary and criminal penalties,” must analyze, according to the applicable legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” (which set forth that penalties must be probable and that their amount can be reasonably estimated). Such provisions totaled Ps.9.1 million as of December 31, 2016.

Dividend Policy

Although we do not have, and have no current plans to adopt, a formal dividend policy governing the amount and payment of dividends, we currently intend to pay dividends subject to approval by a majority vote of our shareholders. All shares of our capital stock are pari passu with respect to the payment of dividends.

In addition, we are subject to Central Bank Rules regarding dividends distribution. In particular, pursuant to Communication “A” 5273, as amended and supplemented, the Central Bank imposed restrictions on the payment of dividends, limiting the ability of financial institutions to distribute dividends without its prior consent. In addition, under the Central Bank Rules, dividends cannot be distributed if, among other requirements, after effecting such distribution certain minimum capital requirements are not met. For more information, see Item 4.B “Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2015. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos)	Aggregate Dividend Payment (in millions of Pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	August 2016	1.10	643.0
2016	(3)	1.20	701.5

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)	For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and on February 2016 we received authorization to distribute Ps.227.70 million (Ps.0.3895 per share).
(3)	On March 8, 2017, our Board of Directors resolved to propose to the shareholders’ meeting a distribution of Ps.701.5 million for the fiscal year ended December 31, 2016. Such dividends are pending approval from the Central Bank and the shareholders’ meeting as of the date of this annual report.

For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. We cannot assure that in the future we will be able to reach this regulatory threshold for dividend distribution.

On March 8, 2017, our Board of Directors proposed a dividend payment of Ps.1.20 per share for the fiscal year ended December 31, 2016, which is pending approval by the Central Bank and the shareholders’ meeting expected to be held on April 28th, 2017.

For more information, see Item 4.B “Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Central Bank and contractual limitations on distribution of dividends

The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent.

The Central Bank has eased these restrictions through Communication “A” 4589, as amended by Communication “A” 4591, “A” 5072, “A” 5827 and others, by providing for a mechanism for the calculation of distributable profits of the financial institutions.

The Superintendency will review our ability to distribute dividends upon the Bank’s requests for its approval. Such request has to be filed within thirty (30) business days prior to the shareholders meeting that will consider dividend distributions. The Superintendency will authorize the distribution of dividends when none of the following circumstances are verified during the month preceding the request for the payment of dividends:

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

Any distribution of dividends will be authorized only to the extent we comply with the minimum capital and minimum cash requirements calculated considering the proposed distribution and the additional capital margins, as applicable pursuant to Communication “A” 5827. The dividend distribution shall be limited whenever the level and composition of the RPC – even when it complies with the minimum capital requirements – is within the range of the capital conservation margin. This limitation applies solely to the dividend distribution, but not the operation of the entity. For more information see Item 4.B “Argentine banking regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, we obtained authorization from the Central Bank to distribute dividends, which we paid in July 2014. For fiscal year 2014 and 2015, we sought authorization from the Central Bank to distribute dividends, which we paid in March 2016 and August 2016, respectively.

We cannot guarantee that we will be able to reach the regulatory threshold for dividend distribution in the future. For more information, see Item 4.B “Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 16 of our audited consolidated financial statements as of and for the three years ended December 31, 2016.

Amounts available for distribution and distribution approval process

Under the Argentine Corporate Law, declaration and payment of annual dividends, to the extent funds are legally available, is determined by our shareholders at the annual ordinary shareholders’ meeting. Generally, but not necessarily, our Board of Directors makes a recommendation with respect to the payment of dividends.

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

Under applicable CNV regulations, but subject to prior Central Bank approval, cash dividends must be paid to shareholders within thirty (30) days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends. We were not able to make payment of dividends within this term in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013 and 2014, we obtained authorization from the Central Bank to distribute dividends, which we paid in July 2014 and March 2016, respectively.. For fiscal year 2015, we obtained authorization from the Central Bank to distribute dividends, which we paid in August 2016.

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

Under the Argentine Corporate Law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

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

Personal assets tax

Our shareholders will consider the absorption of personal asset tax by us for fiscal year 2016 in the shareholders’ meeting to be held on April 28th, 2017. There can be no assurance that in the future this tax will be absorbed by the Bank. For more information, see Item 10.E “Taxation—Material Argentine tax considerations relating to our Class B shares and ADSs—Personal assets tax.”

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low market prices in Pesos for our Class B shares on the MERVAL for the periods indicated:

	Ps.per Class B Share
Banco Macro	High	Low

2017:

March	134.95	122.5
February	134.50	118.00
January	126.00	102.70

2016:
December	114.00	95.10
November	118.00	100.00
October	123.50	114.00

2016	123.50	73.30
2015	103.00	45.00
2014	61.00	19.00
2013	30.25	10.70
2012	12.50	7.35

2016
4th quarter	123.50	95.10
3rd quarter	123.00	107.10
2nd quarter	112.10	82.00
1st quarter	117.50	73.30

2015
4th quarter	103.00	50.00
3rd quarter	69.30	47.55
2nd quarter	72.00	54.40
1st quarter	80.00	45.00

Source: Yahoo Finance.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ per ADS
Banco Macro	High	Low

2017:

March	86.90	77.55
February	87.00	74.34
January	78.79	66.34

2016:
December	72.15	61.12
November	77.68	64.70
October	81.41	75.78

2016	83.18	52.88
2015	69.75	35.93
2014	51.96	16.42
2013	32.85	13.53
2012	27.06	10.79

2016
4th quarter	81.41	61.12
3rd quarter	83.18	71.41
2nd quarter	76.27	56.87
1st quarter	74.64	52.88

2015
4th quarter	69.75	35.93
3rd quarter	51.97	36.25
2nd quarter	59.74	43.90
1st quarter	67.00	38.00

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

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

We are a financial institution incorporated on November 21, 1966 as a sociedad anónima, or a stock corporation, duly incorporated under the laws of Argentina for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of Bahía Blanca, Province of Buenos Aires, Argentina, under No. 1154 of Book 2, Folio 75 of Estatutos . We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996 under No. 9777 of Book 119, Volume A of Sociedades Anónimas. A translation of our bylaws has been filed on august 21, 2014 on Form 6-k.

As of December 31, 2016, our capital stock consists of Ps.584,563,028, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 573,327,358 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

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

Shareholders’ liability

Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. Under the Argentine Corporate Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also Item 3.D “Risk Factors—Risks relating to our Class B shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities.”

Redemption and rights of withdrawal

Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders’ meeting. Any shares so redeemed must be cancelled by us. Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs. Appraisal rights must be exercised within the five (5) days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within fifteen (15) days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within seventy-five (75) days of the meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our stock or to continue following a mandatory delisting, in which case the payment period is reduced to sixty (60) days from the resolution date.

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

Holders of ADSs may be restricted in their ability to exercise preemptive rights if an annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the thirty (30) days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporate Law, in the case of public companies, such thirty- (30)day period may be reduced to a minimum of ten (10) days if approved by the company’s shareholders at an extraordinary shareholders’ meeting.

Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

Voting rights

Under our bylaws, each Class A share entitles the holder thereof to five votes at any meeting of our shareholders and Class B shares entitle the holders thereof to one vote per share. However, according to the Argentine Corporate Law, shares entitle the holder to only one vote per share to vote the approval of: an early dissolution, a merger or spin-off when we are not the surviving entity, a reduction of capital stock and redemption of shares, a transformation from one type of entity to another, a limitation of shareholders’ preemptive rights, a transfer of our domicile outside Argentina, and a fundamental change of our corporate purpose set forth in our bylaws. In such cases Class A shares are entitled to only one vote per share and Class B shares are entitled to only one vote per share. In addition, pursuant to Argentine applicable law, as long as we remain public we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share.

Rights attaching to shares

Shareholders may not claim the payment of dividends from us after three years have elapsed from the date on which the relevant dividend was made available to such shareholders. For a description of requirements applicable to dividend distribution see Item 4.B “Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

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

Other shareholders’ rights

In addition to the rights mentioned above, the shareholders of Argentine corporations are entitled to the following additional rights that cannot be subject to any kind of limitation or suspension as they protect the minority shareholders in such capacity:

(i)	the right to participate in the company’s profits;

(ii)	the right to be informed and receive information from the company through the syndics or supervisory committee, including the right to request information or reports (shareholders representing at least 2% of the capital stock of the company are entitled to request the syndic or the members of the supervisory committee information related to their functions and certain investigations);

(iii)	the right to request a shareholders’ meeting (shareholders representing at least 5% of the capital stock of the company may request the call of a shareholders’ meeting);

(iv)	the right to disapprove the performance of the members of the Board of Directors (the liability of the company’s directors and managers shall be extinguished if their performance is later approved by the shareholders at a shareholders’ meeting, or if they resign, provided that such liability is not incurred as a consequence of the violation of the applicable laws or the company’s bylaws and if it does not mediate opposition of at least 5% of the capital stock) and

(v)	the right to judicially object those shareholders’ meetings resolutions violating the law or company’s regulations and a right to ask for a judicial or administrative intervention when the administrator or administrators of a company execute acts or neglect acts whose omission places the company in serious danger.

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

Notices of meetings

Notices of shareholders’ meetings are governed by the provisions of Argentine Corporations Law, and in case of publicly traded companies, Capital Markets Law. Furthermore, notice of shareholders’ meetings must be published for five (5) days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least twenty (20) but not more than forty-five (45) days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a second meeting, which must be held within thirty (30) days of the date on which the first meeting was called, must be published for three (3) days, at least eight (8) days before the date of the second meeting. The above described notices of shareholders’ meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of such shares.

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

The Argentine Corporate Law reserves the right to cumulative voting in order to elect up to one third of the directors and one third of the members of the supervisory committee to fill vacancies of the board of directors and of the supervisory committee, respectively, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect minority interests, as it gives rise to the possibility, but does not ensure, that minority interests will be able to elect some of their candidates. Each shareholder who votes cumulatively shall have a number of votes equal to the result of multiplying his/her own votes by the number of vacancies. On the other hand, shareholders who vote by the ordinary procedure and those who vote by cumulative vote will compete for the election of one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the board of directors or the supervisory committee.

Shareholders’ meetings may be called by the board of directors or the members of the supervisory committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the supervisory committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the supervisory committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores S.A. at least three (3) business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the supervisory committee, officers or employees.

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

Change in capital

Our by-laws do not establish conditions for the changes in our capital more stringent than those conditions imposed by the Argentine Corporate Law. For a description of conditions for the changes in our capital imposed by the Argentine Corporate Law see “—Ordinary and extraordinary meetings.”

Purchases of Equity Securities by the Issuer

According to the Capital Markets Law, a stock corporation may acquire the shares it issued, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are:

(a)	the shares to be acquired shall be fully paid up;

(b)	there shall be a resolution signed by the board of directors to such effect (duly reported to the supervisory committee and the audit committee);

(c)	the acquisition shall be made using the net profits or free or voluntary reserves; and

(d)	the total amount of shares acquired by the company, including previously acquired shares (and still hold by the company), shall not exceed 10% of the capital stock or such lower percentage determined by the CNV.

The shares acquired by the company in excess of such limit shall be disposed of within a period of ninety (90) days after the date of the acquisition originating such excess. The shares acquired by the company shall be disposed of by the company within the maximum term of three years counted as from the date of acquisition thereof or cancelled. Upon disposing of the shares, the issuer shall make a preemptive offer thereof. Such preemptive offer will not be mandatory in certain specific cases, pursuant to which shares may be sold in the open market. For more information, please see Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Pursuant to such regulation, the mandatory tender offer will take place when anyone intends to purchase, either directly or indirectly, for cash, either individually or collectively, either in one act or in a series of successive acts during a period of ninety (90) consecutive days, a number of voting shares, subscription rights or stock options, negotiable securities or similar securities which directly or indirectly, and by computing the prior holding of such person, may entitle such person to subscribe, purchase or convert voting shares, shares entitled to or that once exercised grant the right to a “significant share” in the voting capital stock and/or in the votes of a company having publicly traded shares. In such cases, the OPA must be launched by the prospective purchaser within ten (10) days of having made the decision to participate in such offer, except in those cases expressly mentioned in the CNV Rules.

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

Concept of a “Significant Share”

The regulations establish a duty to effect an offer with respect to a part or all of the outstanding shares depending on the percentage of the capital stock or relating to the votes to be acquired. The regulations provide for the following duties relating to the OPA:

•	Whenever the goal is to acquire participation rights equal to or greater than 15% of the capital stock and/or the company’s votes, the offer must be made for a number of securities that would enable the purchaser to acquire at least 50% of the voting capital stock of the affected company.

•	Whenever an entity already holds participation rights equal to or greater than 15% of the voting capital stock and/or the company’s votes but less than 51% of such rights, and the intention is to increase such share of the affected company’s capital stock at least 6% during a 12-month period, the offer shall be made on the number of securities representing at least 10% of the voting capital stock of the affected company.

•	Whenever participation rights equal to or greater than 51% of the voting capital stock and/or the company’s votes are sought, the offer shall be made for the number of securities that would enable the purchaser to obtain 100% of the voting capital stock of the affected company. The application of this stipulation shall have priority over the stipulations discussed in the preceding paragraphs.

Determination of the price of the OPA in the case of a change in control

The price shall determined by the offeror with the following exceptions:

•	Whenever the purchaser would have purchased other securities related to the offering in the prior ninety (90) consecutive days beginning as of the date the price was announced, the price cannot be lower than the highest price the purchaser would have paid in such transactions.

•	Whenever the purchaser would have obtained firm sales commitments from the controlling shareholder or other shareholders with the right to take part in the public offering, the price cannot be lower than the price provided for in such commitments.

In order to determine the price, the purchaser shall also consider (“ponderar”) the following criteria, according to the CNV Rules:

(i)	book value of the shares;

(ii)	valuation of the target company according to discounted cash flows (DCF) or other applicable valuation criteria applicable to comparable business; and

(iii)	average price of the shares for the last six months before the “offer.”

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

Tender offer regime in the case of a voluntary withdrawal from the public offering and listing system in Argentina

The Capital Markets Law and its regulations also established that when a company, whose shares are publicly offered and listed in Argentina, agrees to voluntarily withdraw from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares and/or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting. The public offering can only be made as a purchase and sale and the consideration must be cash.

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

Determination of the price of the OPA in the case of a voluntary withdrawal from the public offering and listing system in Argentina

The price offered should be an equitable price. To determine if an equitable price is offered, the following criteria must be considered:

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

Caja de Valores S.A. is in charge of maintaining a stock registry on our behalf based on information received from shareholders that choose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores S.A. Under Argentine law, only those holders listed in the stock registry, either directly or through participants of the Caja de Valores S.A., will be recognized as shareholders. Shares held by participants of the Caja de Valores S.A. have the same rights as shares recorded in our shareholders’ register.

C. Material Contracts

During the past two years we did not enter into or become a party to any contract that is required to be disclosed under this item.

D. Exchange Controls

Exchange rates

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per U.S.$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per U.S.$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to be significantly devalued in the first half of 2002 reaching a value of Ps.3.8675 per U.S.$1.00 in June 2002. During the first quarter of 2014, the Peso-U.S. dollar exchange rate has significantly increased, resulting in a devaluation of the Peso by 23% since December 31, 2013. The value of the Peso has gradually depreciated during 2014. In 2015, the Peso lost up to a 52% of its value against the U.S. Dollar. In 2016, the Peso lost up to a 21.9% of its value against the U.S. Dollar. See Item 3.B “Risk Factors—Risks relating to Argentina—Significant devaluation of the capital Peso against the U.S. dollar may adversely affect the Argentine Economy”.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange Rates (Peso per Dollar)
	High	Low	Average (1)	Period-end

2011	4.3035	3.9715	4.1302	4.3032
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4798	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
October 2016	15.2250	15.1152	15.1810	15.1745
November 2016	15.8442	15.0183	15.3399	15.8442
December 2016	16.0392	15.5225	15.8296	15.8502
January 2017	16.0533	15.8083	15.9065	15.9117
February 2017	15.8350	15.3675	15.5983	15.4550
March 2017	15.6687	15.3818	15.5237	15.3818

Source: Central Bank

(1)	Based on daily closing price.

The exchange rate on April 21, 2017 was Ps. 15.3930 to U.S.$1.00.

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

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in authorized markets; and (ii) all inflows of funds by non-residents channeled through the MULC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in authorized markets), and investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (i) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (ii) the proceeds of such inflows of funds must be credited to an account in the local banking system; (iii) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (iv) the Deposit is to be denominated in U.S. dollars and be held in Argentine financial institutions and the Deposit may not be used to guarantee or as collateral in any type of credit transaction. The requirements of Decree 616/2005 were subsequently eased, as detailed below.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finances amended Executive Decree No. 616/2005, reducing (i) the Deposit percentage to 0% and (ii) the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC had to be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount. On January 5, 2017, pursuant to Resolution 1-E/2017 of the Ministry of Treasury, the mandatory stay period of 120 calendar days was further reduced to 0 days.

On August 8, 2016, the Central Bank established a new foreign exchange regime through Communications “A” 6037, which substantially modifed the existing exchange regulations and easing the access to the MULC. The following is a description of the main aspects of Central Bank regulations concerning inflows and outflows of funds in Argentina.

Inflow of Capital

Foreign Financial Indebtedness

Foreign financial indebtedness incurred by the private non-financial sector, the financial sector and Argentine local governments with foreign creditors will not be subject to the requirement of having the proceeds from such indebtedness initially transferred and settled through the MULC. Regardless of whether or not the funds are settled through the MULC, pursuant to Article No. 1 of Decree 616/2005, debt resulting from transactions by the private non-financial sector and the financial sector must be registered in the “ Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector”.

Outflow of Capital

Payment of Services and other income (interests, utilities and dividends)

There are no restrictions on remittances abroad for payment of services rendered by non-residents, irrespective of the item (freights, insurance, royalties, technical assistance, fees, etc.), interest, utilities and dividends and the acquisition of non-financial non-produced assets, regardless of the nature of the transaction. Access to the MULC requires a sworn affidavit from the resident confirming the presentation of the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector” and the “Direct Investments Report”, if applicable.

Non-residents have access to the MULC for services, income and current transfers payable in Argentina according to the laws that regulates the access to this market by non-residents.

External Financial Debts

In order to access the MULC for principal payment of external financial debts, including the cancellation of financial standby granted by local financial institutions a sworn affidavit from the debtor confirming the presentation, if applicable of the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector” is required.

Local Debt Instruments in Foreign Currency

In order to access the MULC for services of local debt issuances in foreign currency a sworn affidavit from the debtor is required stating that it, if applicable, it has filed the declaration of debt required under “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sector” pursuant to Communication “A” 3602 and supplementary regulations.

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 6037 (as amended and supplemented) published a restatement of regulations and also issued new regulations applicable to access to the MULC by non-residents. Financial institutions are authorized to grant access to the MULC, subject to the prior delivery by the client of a sworn affidavit stating the concept under which access to the MULC is being requested, in the case of the transfer of currency abroad and the selling of currency, checks, and traveler’s checks in foreign currency to the following non-resident clients:

1.	international organizations and institutions that serve as export financing official agencies;

2.	diplomatic and consular representatives and diplomatic personnel duly authorized in the country for transfers made pursuant to their duties;

3.	representatives in Argentina of courts, offices, special missions, commissions and bilateral institutions established pursuant to treaties or international agreements in which the Republic of Argentina is a party, insofar as such transfers are made pursuant to their duties.

Additionally, financial institutions may also grant other non-residents access to the MULC to transfer funds received in Argentina to accounts abroad, provided they have a sworn affidavit from the client that such funds have been received pursuant to:

a.	payment of Argentine imports paid on demand;

-	external debts of residents for Argentine imports of goods;

-	services, income and other current transfers abroad

b.	financial indebtedness originating in external loans of non-residents;

c.	income resulting from bonds and loans guaranteed by the national government and issued in local currency;

d.	recovery of claims in local bankruptcy proceedings and collection of debts under reorganization proceedings to the extent that the non-resident client has been recognized as creditor by a final non-appealable decision of the court of such proceedings.

e.	inheritances pursuant to a judicial declaration of heirs;

f.	benefits resulting from services or transfer of values received from the national government pursuant to the legal framework contemplated under Laws No. 24,042, 24,441, and 25,914.

g.	repatriations of direct investments in companies in the private, non-financial sector that do not control local financial institutions and/or real estate, provided that the foreign beneficiary is either a natural or legal entity residing or incorporated and established in, or the payment is performed, in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of section 1 of Decree 589/2013, as amended and supplemented for the following purposes: (i) sale of the direct investment, (ii) final liquidation of the direct investment, (iii) capital reduction decided by the local company, and (iv) reimbursement of irrevocable contributions by the local company. In these cases the intervening entity must verify that the “Direct Investments Report”, has been fulfilled, if applicable.

h. Collection of service or sales proceeds of other portfolio investments (and their profits) provided that the foreign beneficiary is either a real or legal person residing in or incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art.1 of Decree 589/2013, as amended and supplemented. These investments repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Pesos and in foreign currency payable locally, as well as purchases of other internal receivables.

i. Indemnifications granted by Argentine courts in favor of non-residents.

Notwithstanding the foregoing, in all the previously enumerated cases, it is also possible for the resident to access the MULC to transfer funds in favor of the non-resident. However, prior to accessing the MULC, the intervening entity must verify that the transaction fulfills the requirements established under applicable regulations. When access to the MULC is complete by a resident, the exchange ticket must be issued in his name, and the concept to be declared will depend on the nature of the underlying transaction.

The rest of the transactions involving the transfer of currency, checks and traveler’s checks in foreign currency to non-residents will be subject to the prior authorization of the Central Bank when the aggregate amount does not exceed the equivalent of U.S.$ 10,000 per calendar month across all entities authorized to deal in foreign currency transactions. For transactions of an amount less than U.S.$10,000, the only requirement will be proof of identity pursuant to the applicable regulations regarding “Valid Identification Documents” issued by the Central Bank.

In relation to services of capital and interests of public debt instruments issued by the national government in foreign currency and other bonds issued by residents in foreign currency that are deposited by non-residents in local custody accounts, the non-resident can choose among the following: (i) receipt of the funds in foreign currency, (ii) payment of the funds in a local bank account in foreign currency in his name, or (iii) retransfer of the funds to an account in his name abroad. In these cases, no exchange tickets will be issued.

If, after the payment of the services rendered, the beneficiary of the funds wants to convert the funds received in foreign currency to local currency, the exchange must be made in the exchange market based on the general legal framework for portfolio investments by non-residents.

Transactions made in the name of non-resident clients by intermediaries regardless of whether they are included within the financial entities law that are not administrators of social pension funds or mutual funds, must be made in the name of the non-resident client that wants to access the MULC.

Financial institutions are authorized to sell foreign currency banknotes to non-residents without amount restriction if funds are to be credited in a local bank account in foreign currency in the client´s name.

Financial institutions may act as representative agent of investors non-residents legal entities for issuing the exchange tickets in their name, if applicable regulations are fulfilled.

Formation and Repatriation or Sale of Off-shore Assets by Residents

Pursuant to Communication “A” 6037 (as amended by Communications “A”6163) resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the MULC without the prior authorization of the Central Bank with respect to the following types of transactions: direct investments by residents, portfolio investments abroad by residents, loans granted in favor of non-residents by residents, traveler’s checks and foreign currency banknotes for residents own possession or related to transactions between residents.

In the case of foreign currency transactions related to the formation or repatriation of off-shore assets and other portfolio investments abroad, the transfer must be made to an account or to another foreign financial assets holding, registered under the name of the client. Such banks or entities must not have been organized in countries or jurisdictions considered non-cooperative for fiscal transparency purposes under Section 1 of Executive Decree No. 589/13, as amended and supplemented, or in countries or jurisdictions where the Recommendations of the Financial Action Task Force are not followed or sufficiently followed. Non-cooperative countries or jurisdictions will be identified as such by the Financial Action Task Force (www.fatf-gafi.org). The identification of the foreign entity where the client’s account has been created and the account number must be recorded in the applicable exchange ticket.

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

Direct Investments Report

Communication “A” 4237 dated November 10, 2004, as amended, established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina. Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights. The reporting requirements prescribed by this Communication “A” 4237 are to be fulfilled bi-annually.

E. Taxation

Material U.S. federal income tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	holders liable for the Medicare tax on net investment income;

•	individual retirement accounts and other tax deferred accounts;

•	tax-exempt organizations;

•	traders in securities that elect to mark to market;

•	certain financial institutions;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	holders that hold Class B shares or ADSs as part of a hedge, straddle, conversion transaction, constructive sale transaction or other integrated transaction;

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our shares;

•	real estate investment trusts; or

•	regulated investment companies.

This discussion does not address the estate, gift, or alternative minimum tax consequences of holding Class B shares or ADSs or the indirect consequences to holders of equity interests in entities or arrangements treated as partnerships for U.S. federal income tax purposes that own our Class B shares or ADSs. Moreover, this discussion does not address the state, local, or non-U.S. income or other tax consequences of an investment in our Class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.

We do not believe that we were a passive foreign investment company (a “PFIC”) for our most recent taxable year and do not expect to be one in our current taxable year. As discussed below under “Passive Foreign Investment Companies,” the application of the PFIC rules to banks is unclear under present U.S. federal income tax law. If we were treated as a PFIC in the past or if we are treated as a PFIC in any future periods, a U.S. holder that held our Class B shares or ADSs while we were or are a PFIC could be subject to unfavorable U.S. tax consequences. You should carefully consider the discussion under “Passive Foreign Investment Companies” below and consult your own tax advisor regarding the consequences of investing in a PFIC. Unless otherwise noted, the following discussion assumes that we are not a PFIC.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class B shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes holding our Class B shares or ADSs should consult its own tax advisor.

In general, for U.S. federal income tax purposes, U.S. holders that are beneficial owners of ADSs will be treated as the beneficial owners of the Class B shares represented by those ADSs. No gain or loss will be recognized on the exchange of ADSs for the U.S. holder’s proportionate interest in Class B shares. A U.S. Holder’s tax basis in the Class B shares received will be the same as the U.S. Holder’s tax basis in the ADSs surrendered, and the holding period of the Class B shares will include the holding period of the ADSs.

Taxation of Dividends. Distributions of cash with respect to the Class B shares or ADSs generally will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by us exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class B shares or ADSs, and thereafter as capital gain.

However, we do not maintain calculations of our earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by us with respect to Class B shares or ADSs will be reported as ordinary dividend income for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:

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

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at a maximum rate of 20% under current law if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs (but not the Class B shares) should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. See “Passive Foreign Investment Companies” below for a discussion of the PFIC rules.

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

Sale, Exchange or Other Taxable Disposition.

In general, gain or loss realized by a U.S. holder on the sale, exchange or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Argentine tax) on the taxable disposition and such U.S. holder’s basis in the Class B shares or the ADSs. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class B shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Companies.

In general, if during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business. A non-U.S. corporation that owns (directly or indirectly) at least 25% of another corporation is treated as owning a proportionate share of the assets, and earning a proportionate share of the income, of the other corporation for purposes of determining whether the non-U.S. corporation is a PFIC.

We do not believe that we were a PFIC for our most recent taxable year and do not expect to be a PFIC for our current taxable year. While banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules, the IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “active bank exception”). The IRS notice and proposed regulations have different requirements for qualifying as an active foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed regulations have been outstanding since 1995 and will not be effective unless finalized.

Because final regulations have not been issued and because the definition of banking income for purposes of the active bank exception is unclear under both the notice and the proposed regulations, our status under the PFIC rules is subject to uncertainty. We conduct, and intend to continue to conduct, a significant banking business, and therefore we believe we should qualify as an active foreign bank. However, our possible status as a PFIC must be determined annually and therefore may be subject to change. Accordingly, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year

If we are treated as a PFIC for any taxable year during which a U.S. holder owns Class B shares or ADSs, such U.S. holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of Class B shares or ADSs, and (b) any “excess distribution” made by us to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Class B shares or ADSs exceed 125% of the average annual distributions the U.S. holder received on the Class B shares or ADSs during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Class B shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Class B shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on qualified dividend income.

A U.S. holder may mitigate these effects by electing mark-to-market treatment for its ADSs or Class B shares, provided the relevant shares constitute “marketable stock” as defined in Treasury regulations. Our ADSs and our Class B shares will be “marketable stock” if they are “regularly traded” on a “qualified exchange or other market.” The term “qualified exchange or other market” includes the NYSE where our ADSs are listed. Our ADSs will be “regularly traded” if they are traded on at least fifteen (15) days during each calendar quarter, other than in de minimis quantities. No assurance can be provided that our ADSs will be characterized as regularly traded on a qualified exchange or other market for this purpose. Our Class B shares will be treated as listed on a “qualified exchange or other market” for purposes of the relevant Treasury regulations if the exchange on which they are listed has sufficient trading volume, listing, financial disclosure and surveillance, is regulated or supervised by a governmental authority of the country in which the market is located, and meets certain other characteristics. It is unclear whether the MERVAL and MAE would meet these requirements and whether there would be sufficient trading of the Class B shares for the Class B shares to be characterized as “regularly traded.” It is therefore unclear whether a U.S. holder would be able to elect mark-to-market treatment for the ADSs or Class B shares.

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

Furthermore, if we are characterized as a PFIC, a U.S. holder will be required to annually file an IRS Form 8621. Under recent legislation, the statute of limitations on assessment and collections will remain open with respect to unreported PFIC interests. U.S. Holders should consult their own tax advisor regarding the PFIC rules.

Information Reporting and Backup Withholding. Information reporting requirements will apply to dividends in respect of the Class B shares or ADSs or the proceeds from the sale, exchange or other taxable disposition of the Class B shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of Class B shares or ADSs, including requirements related to the holding of certain foreign financial assets.

Material Argentine tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs.

Income Tax

Taxation on Dividends paid in excess of taxable accumulated income

At the present date there is no Argentine income tax withholding except for the application of the “Equalization Tax” described below.

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

The Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains tax

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

Amendments to the Argentine Income Tax Law by Law 26,893 now mean that income derived by Argentine resident individuals from the sale of shares and other securities are exempt from capital gains tax, unless such securities were not traded in stock markets and/or do not have public offering authorization in which case this income are subject to income tax at a 15% rate on net income. The amendments introduced by implementing decree 2334/2013 state that the exemption includes income derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV. It is unclear whether the exemption also includes securities traded through a stock exchange market duly authorized by the CNV (i.e. in addition to publicly offered securities), or whether the exemption only includes securities made through a stock exchange market duly authorized by the CNV. Certain qualified tax authorities publicly held the latter opinion in tax conferences.

Capital gains obtained by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of shares would be subject to income tax, as mentioned above the exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13,5% rate on the gross price. The purchaser of the shares, whether Argentine resident or not, will be under an obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not yet implemented any mechanism to make such withholding and payment when both seller and purchaser are non-Argentine residents.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs.

Personal assets tax

Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”), or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

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

Tax on minimum presumed income

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

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income will be eliminated beginning on January 1, 2019.

Gross turnover tax

In addition, gross turnover tax could be applicable on the transfer of Class B shares or ADSs and on the perception of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions. Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp taxes

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

Other taxes

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

Court tax

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the UK. New treaties with the Arabian Emirates, Chile and Mexico have been recently signed but are still undergoing their respective ratification procedures. There is currently no tax treaty or convention in effect between Argentina and the United States.

Deposit and Withdrawal of Class B shares in Exchange for ADSs

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Market Risk

Market risk is the risk of loss arising from fluctuations in financial markets variables such as interest rates, foreign exchange rates and other rates or prices. This risk arises from our lending, trading and investments businesses and mainly consists of interest rate risk, foreign exchange risk and financial asset and risk.

In the periods prior to August 1, 2016, we used the VaR methodology in order to measure significant market risks (whether arising in trading or non-trading portfolios). This methodology is based on statistical methods that take into account many variables that might cause a change in the value of our portfolios, including interest rates, foreign exchange rates, securities and equity prices, volatility and any correlation among them.

VaR is an estimation of potential losses that could arise from reasonably likely adverse changes in market conditions. It expresses the maximum amount of loss expected (given confidence interval) over a specified time period, or “time horizon,” if that portfolio were held unchanged over that time period.

All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of our VaRs models was therefore continuously monitored. As calculated by the Bank, VaR was an estimate of the expected maximum loss in the market value of a given portfolio over a five-day horizon at a one-tailed 99% confidence interval. We assumed a five-day holding period and adverse market movements of 2.32 standard deviations as the standard for risk measurement and comparison.

As of August 1, 2016, due to new regulation, we define market risk as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate, stock price, exchange rate and options risks.

The risks subject to the requirement for market risk are the risks of positions in instruments - securities and derivatives - imputed to the trading portfolio and the risks of positions in foreign currencies, regardless of the portfolio - investment or trading - to which they are charged.

To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions. The capital requirement for general market risk is obtained through the residual term method, which consists of the arithmetic sum of the absolute value of the net weighted position in the trading book, the vertical rejection (percentage of positions offset within each time band), horizontal rejection (percentage of positions offset through different time bands) and the net change in option positions.

The requirements are calculated separately for positions in pesos and in foreign currency, depending on the applicable area, term and coupon value.

The capital requirement for stock price risk is equivalent to the arithmetic sum of the requirement for specific stock price risk (equivalent to 8% of the gross position in shares) and the requirement for general market risk (equivalent to 8% of the net position in shares - total long position minus total short positions in each stock). The capital requirement for exchange rate risk is equivalent to 8% of the total net position. For measuring options risk, entities that only buy options (and their value is less than 5% of the computable equity liability of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position

For comparative purposes, we provide disclosures for the current year and preceding fiscal year under the newly-adopted method.

In million pesos	2015	2016	Change
Minimum	360.4	331.7	-28.7
Maximum	663.4	854.3	190.9
Average	495.0	579.4	84.4
December 31	568.8	345.4	-223.4

Currency risk for foreign exchange position	2015	2016	Change

Minimum	45.1	14.0	-31.1
Maximum	85.4	278.4	193.0
Average	71.3	145.1	73.8
December 31	51.0	141.3	90.3

Market risk for securities position	2015	2016	Change

Minimum	295.6	203.3	-92.3
Maximum	579.1	584.3	5.2
Average	423.7	434.3	10.6
December 31	517.8	204.1	-313.7

The following tables show the main reasons for changes in VaR between 2015 and 2016 if we consider for comparative purposes the VaR method (in millions of Pesos):

Change in currency risk (VaR) for foreign exchange position (YoY):

Change in VaR due to change in position	-19.3
Change in VaR due to change in volatility	102.6
Change in VaR due to change in price	7.0
Total Change in VaR	90.3

Change in market risk (VaR) for securities position (YoY):

Change in VaR due to change in position	-310.2
Change in VaR due to change in volatility	-54.4
Change in VaR due to change in price	50.9
Total Change in VaR	-313.7

The market risk requirements under the new regulations for the months of September to December 2016 (in millions of pesos) is detailed below:

Concept	09/30/2016	10/31/2016	11/30/2016	12/31/2016
Capital requirement for interest rate risk	68.5	67.7	81.1	97.5
Capital requirement for specific risk	53.4	51.6	62.0	74.5
Capital requirement for general market risk	15.1	16.1	19.2	23.0

Capital requirement for equity position risk	147.2	110.3	52.0	51.1
Capital requirement for specific risk	73.6	55.2	26.0	25.6
Capital requirement for general market risk	73.6	55.2	26.0	25.6

Capital requirement for exchange rate risk	38.2	55.4	79.2	118.6

Total requirement for market risk	253.9	233.4	212.4	267.2

Sensitivity to interest rate

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

The following table shows our 3-month 99% confidence for our VaR combined interest rate position for last two years (in millions of Pesos):

	2015	2016
Minimum	1,315.1	2,088.9
Maximum	1,861.2	2,711.7
Average	1,555.7	2,359.7
December 31	1,861.2	2,711.7

It should be noted that, based on the methodological change established by the BCRA in relation to the requirement for market risk, the instruments - securities and derivatives - not imputed to the trading book are incorporated into the risk measurement by rate variation.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 18 “Risk Management Policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2016.

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

Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2016 we have received the agreed reimbursement from the Depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2016. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

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

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2016 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2016, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global), an independent registered public accounting firm, as stated in their report which appears herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global), has issued an attestation report on the effectiveness of the Bank’s internal control over financial reporting. The report follows below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the internal control over financial reporting of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, BANCO MACRO S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 of BANCO MACRO S.A. and its subsidiaries, and our report dated April 24, 2017 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 24, 2017

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

As of March 31, 2017 José Alfredo Sánchez, independent member of the audit committee, met the standards set forth in Item 16A of Form 20-F for “audit committee financial experts.”

Item 16B. Code of Ethics

We adhere to the best practices and requires that all its employee’s act according to the highest standards of personal and professional integrity in all aspects of their activities.

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

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) in 2015 and 2016 are detailed below.

Thousands of Pesos	2015	2016

Audit Fees	25,882	35,517
Audit Related Fees	—	—
Tax Fees	—	264
All Other Fees	462	83
Total	26,344	35,864

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

Tax Fees

Tax fees consist of tax advice services.

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

Accordingly:

(i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06);

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) our Chief Executive Officer (as of the date hereof, Mr. Jorge Horacio Brito) must promptly notify the NYSE in writing after any of our executive officers become aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required by the NYSE (Section 303A.12(c)).

As required by Section 303A.11 of NYSE’s Listed Company Manual, the table below discloses any significant differences between the NYSE rules and our corporate governance practices pursuant to Argentine corporate governance rules.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices
303A.01-Independent Directors- Listed companies must have a majority of independent directors on their Boards of Directors.	Neither Argentine law nor our by-laws require us to have a majority of independent directors.

303A.02-Independence Tests- This section establishes general standards to determine directors’ independence.

(a)	(i) No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The board of directors is required to identify its independent directors.

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

Pursuant to Central Bank Communication “A” 5201 “Corporate Governance Guidelines for Financial Institutions,” a director is not independent if such director:

(a)	has control over the Bank pursuant to the guidelines set forth under Section 2, subsection 2.2.1 of the “Credit Risk Fractioning” regulations;

(b)	is carrying out executive functions or has carried out executive functions for the Bank during the last three years as of the day following the last day in office. In the case of public financial institutions, this term shall be one year;

(c)	is married to or a family member up to the second degree of consanguinity or first degree of affinity of an individual meeting the above criteria.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

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

iii) any entity or person directly or indirectly controlled by the Bank, pursuant to the provisions of section 28, subsection a) of the Law on Banks and the regulations on “Services supplementary to the financial activity and permitted activities” and “Credit Grading.”

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

303A.04-Nominating/Corporate Governance Committee- Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties and details about committee members and the committee structure.

Neither Argentine law nor our by-laws require a nominating/corporate governance committee, however, our by-laws provide for the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the Central Bank of the Republic of Argentina to all financial institutions, we have created a Corporate Governance and Appointments Committee composed of three members from the Board of Directors, all of whom are independent, and the Comprehensive Risk Manager, Human Resources Manager, and the Legal Manager. This Committee has an approved charter establishing its functions and responsibilities.

Directors are nominated and appointed by the shareholders, with no involvement of the Corporate Governance and Appointments Committee.

303A.05-Compensation Committee- Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties and details about committee members and the committee structure.

Neither Argentine law nor our by-laws require the establishment of a compensation committee. The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness of such compensation.

However, as a result of a general recommendation issued by the Central Bank to all financial institutions, we have created a Personnel Incentives Committee composed of three members from the Board of Directors, all independent, the human resources manager and the Comprehensive Risk Manager. The Committee’s main function is to control that the fixed and variable staff incentives – excluding directors- are consistent with the business culture, long term business plan, goals and business strategy of the Bank as well as with the applicable regulations governing the Bank.

303A.06/07- Audit Committee/Requirements- Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

(a)    Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. All the members of our Audit Committee, satisfy the independence requirements of Rule 10A-3.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

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

have experience in accounting or financial management. In addition to meeting any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements set out in Section 303A.02.

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

303A.09-Corporate Governance Guidelines- Listed companies must adopt and disclose corporate governance guidelines. The corporate governance guidelines must address director qualification standards, director responsibilities, director access to management, director compensation, director orientation and continuing education, management succession, and annual performance evaluation of the board.

303A.10-Code of Business Conduct and Ethics- Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for the benefit of directors or executive officers. Each listed company may determine its own policies, which should address conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations, and encouraging the reporting of any illegal or unethical behavior.

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

No comparable provisions exist under Argentine law.

However, the Bank is in compliance with the certification requirements of Section 303A.12 (b) and (c) of the NYSE rules.

NYSE Corporate Governance Standards - Section 303.A	Banco Macro Corporate Practices

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

Item 18. Financial Statements

See pages F-1 through F-114 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank, as amended and restated on April 29, 2014, incorporated by reference to the Form 6-K filed by the Bank on August 21, 2014 (File No. 001-32827).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2016.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Jorge Horacio Brito
Name:	Jorge Horacio Brito
Title:	Chief Executive Officer

Date: April 24, 2017

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016 TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Bank’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in accordance with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the United States of America generally accepted accounting principles (see note 35 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2017 expressed an unqualified opinion thereon.

City of Buenos Aires,

April 24, 2017

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI
Partner

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(Figures stated in thousands of pesos)

	2016	2015
ASSETS

CASH
Cash on hand	4,955,294	5,575,677
Due from banks and correspondents
Central Bank of Argentina	28,482,100	11,956,958
Local Other	79,473	17,046
Foreign	2,571,298	1,852,327
Other	991	813

	36,089,156	19,402,821

GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	2,810,838	4,955,290
Holdings booked at amortized cost	1,570,708	1,005,691
Instruments issued by the Central Bank of Argentina	15,145,254	8,302,992
Investments in listed private securities	319,469	1,127,399

	19,846,269	15,391,372

LOANS
To the non-financial government sector	1,532,532	748,067
To the financial sector
Interfinancing (granted call)	5,000	160,000
Other financing to Argentine financial institutions	1,659,738	67,010
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	65,882	380
To the non-financial private sector and foreign residents
Overdrafts	8,837,695	4,707,889
Documents	11,198,902	6,550,151
Mortgage loans	4,158,608	3,508,512
Pledge loans	2,285,050	2,152,645
Personal loans	29,784,759	23,231,551
Credit cards	18,851,619	14,793,346
Other	10,465,842	7,078,576
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,317,912	1,186,116
less: Unearned discount	(360,027)	(355,864)
less: Allowances	(1,830,505)	(1,495,964)

	87,973,007	62,332,415

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(Figures stated in thousands of pesos)

	2016	2015
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	2,093,960	1,606,203
Amounts receivable from spot and forward sales pending settlement	297,107	187,196
Securities and foreign currency receivables from spot and forward purchases pending settlement	1,259,031	119,752
Unlisted corporate bonds	486,144	603,567
Receivables from forward transactions without delivery of underlying asset	855	—
Other receivables not covered by debtors classification standards	1,119,756	604,344
Other receivables covered by debtors classification standards	296,787	416,946
Accrued interest receivables covered by debtors classification standards	232	273
less: Allowances	(240,265)	(243,028)

	5,313,607	3,295,253

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	369,146	432,506
Accrued interest and adjustments	4,999	6,778
less: Allowances	(3,993)	(5,352)

	370,152	433,932

INVESTMENTS IN OTHER COMPANIES
In financial institutions	1,247	1,025
Other	11,691	11,479
less: Allowances	(1,586)	(1,595)

	11,352	10,909

OTHER RECEIVABLES
Receivables from sale of assets	—	36
Other	1,281,229	983,440
Accrued interest and adjustments receivable on from sale of assets	—	1
less: Allowances	(4,148)	(4,596)

	1,277,081	978,881

BANK PREMISES AND EQUIPMENT, NET	1,460,092	1,180,959

OTHER ASSETS	1,980,746	1,405,155

INTANGIBLE ASSETS
Goodwill	20,609	30,684
Organization and development costs	643,463	464,415

	664,072	495,099

ITEMS PENDING ALLOCATION	13,426	25,163

TOTAL ASSETS	154,998,960	104,951,959

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(Figures stated in thousands of pesos)

	2016	2015
LIABILITIES

DEPOSITS
From the non-financial government sector	9,552,190	9,588,378
From the financial sector	55,867	40,145
From the non-financial private sector and foreign residents
Checking accounts	17,686,171	14,062,853
Savings accounts	27,895,965	15,507,850
Time deposits	47,652,387	34,719,816
Investment accounts	333,786	545,092
Other	8,113,965	1,348,989
Accrued interest, adjustments, foreign exchange and quoted price differences payable	649,409	708,475

	111,939,740	76,521,598

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina – Other	8,403	12,917
International Banks and Institutions	128,912	97,789
Non-subordinated Corporate Bonds	1,627,261	1,383,667
Amounts payable for spot and forward purchases pending settlement	1,310,696	279,858
Securities and foreign currency to be delivered under spot and forward sales pending settlement	156,536	42,752
Financing received from Argentine financial institutions
Interfinancing (received call)	90,000	44,000
Other financing received from Argentine financial institutions	30,568	15,106
Accrued interest payable	126	39
Payables from forward transactions without delivery of underlying asset	—	562,123
Other	7,095,374	5,022,561
Accrued interest, adjustments, foreign exchange and quoted price differences payable	80,627	76,553

	10,528,503	7,537,365

OTHER LIABILITIES
Dividends Payable	—	596,254
Fees	96,020	25,721
Other	3,386,887	2,028,484

	3,482,907	2,650,459

PROVISIONS	335,007	258,025

SUBORDINATED CORPORATE BONDS	6,407,840	1,957,618

ITEMS PENDING ALLOCATION	16,266	21,039

MINORITY INTERESTS IN SUBSIDIARIES	182,799	128,305

TOTAL LIABILITIES	132,893,062	89,074,409

SHAREHOLDERS’ EQUITY	22,105,898	15,877,550

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	154,998,960	104,951,959

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2016	2015

DEBIT-BALANCE ACCOUNTS	89,304,148	241,010,767

Contingent	23,017,895	19,539,120
Guarantees received	22,116,120	17,998,080
Other not covered by debtors classification standards	39	60
Contingent debit-balance contra accounts	901,736	1,540,980

Control	65,012,008	214,365,689
Receivables classified as irrecoverable	1,898,911	1,641,179
Other	61,978,148	212,111,015
Control debit-balance contra accounts	1,134,949	613,495

Derivatives	495,787	6,703,049
Notional value of put options taken	—	11,821
Notional value of forward transactions without delivery of underlying asset	135,597	3,253,734
Derivatives debit-balance contra accounts	360,190	3,437,494

Trust activity	778,458	402,909
Trust funds	778,458	402,909

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2016	2015

CREDIT-BALANCE ACCOUNTS	89,304,148	241,010,767

Contingent	23,017,895	19,539,120
Other guarantees provided covered by debtors classification standards	287,497	163,905
Other guarantees provided not covered by debtors classification standards	158,986	137,227
Other covered by debtors classification standards	354,315	1,227,180
Other not covered by debtors classification standards	100,938	12,668
Contingent credit-balance contra accounts	22,116,159	17,998,140

Control	65,012,008	214,365,689
Checks to be credited	1,134,949	613,495
Control credit-balance contra accounts	63,877,059	213,752,194

Derivatives	495,787	6,703,049
Notional value of call options sold	167,721	138,521
Notional value of forward transactions without delivery of underlying asset	192,469	3,298,973
Derivatives credit-balance contra account	135,597	3,265,555

Trust activity	778,458	402,909
Trust activity credit-balance contra accounts	778,458	402,909

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Figures stated in thousands of pesos)

	2016	2015	2014
FINANCIAL INCOME
Interest on cash and due from banks	1,199	155	127
Interest on loans to the financial sector	248,095	87,991	64,293
Interest on overdrafts	2,494,351	1,407,015	1,338,170
Interest on documents	1,559,061	1,146,153	960,429
Interest on mortgage loans	729,785	556,620	483,143
Interest on pledge loans	360,722	385,022	274,287
Interest on credit card loans	3,950,929	2,646,060	1,930,082
Interest on financial leases	89,867	81,711	76,320
Interest on other loans	12,197,589	8,811,767	6,272,353
Net income from government and private securities	6,222,773	3,985,892	1,974,166
Interest on other receivables from financial intermediation	6,191	4,105	3,455
Income from guaranteed loans - Presidential Decree No. 1387/01	33,671	25,077	40,201
CER (Benchmark Stabilization Coefficient) adjustment	255,904	58,463	78,299
CVS (Salary Variation Coefficient) adjustment	786	669	737
Difference in quoted prices of gold and foreign currency	516,894	653,120	827,599
Other	267,471	259,303	358,988

	28,935,288	20,109,123	14,682,649

FINANCIAL EXPENSE
Interest on checking accounts	—	—	533
Interest on savings accounts	89,865	68,169	49,237
Interest on time deposits	10,283,706	6,704,910	5,137,168
Interest on interfinancing received loans (received call)	2,953	7,036	1,202
Interest on other financing from financial institutions	7	1	17
Interest on other liabilities from financial intermediation	145,837	96,022	91,733
Interest on subordinated bonds	277,211	136,191	120,407
Other interest	4,170	2,634	3,109
CER adjustment	12,128	4,595	9,183
Contribution to Deposit Guarantee Fund	215,002	418,437	151,048
Other	2,269,883	1,404,660	1,018,924

	13,300,762	8,842,655	6,582,561

GROSS INTERMEDIATION MARGIN – GAIN	15,634,526	11,266,468	8,100,088

PROVISION FOR LOAN LOSSES	1,073,085	877,134	664,882

SERVICE-CHARGE INCOME
Related to lending transactions	152,634	124,559	92,101
Related to deposits transactions	4,597,495	3,561,203	2,798,967
Other commissions	171,025	120,120	76,690
Other	3,047,578	2,309,480	1,688,030

	7,968,732	6,115,362	4,655,788

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Figures stated in thousands of pesos)

	2016	2015	2014
SERVICE-CHARGE EXPENSE
Commissions	530,808	410,588	288,053
Other	2,073,031	1,304,245	927,706

	2,603,839	1,714,833	1,215,759

ADMINISTRATIVE EXPENSES
Personnel expenses	6,039,039	4,324,067	3,190,774
Directors’ and statutory auditors’ fees	314,522	233,030	163,378
Other professional fees	283,231	217,948	181,427
Advertising and publicity	197,505	143,883	128,387
Taxes	534,431	411,789	323,463
Depreciation of equipment	205,122	170,613	130,678
Amortization of organization costs	197,052	150,619	122,704
Other operating expenses	1,399,862	1,008,349	812,572
Other	799,892	565,610	445,496

	9,970,656	7,225,908	5,498,879

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	9,955,678	7,563,955	5,376,356

OTHER INCOME
Income from long-term investments	44,462	33,692	49,635
Penalty interest	83,204	72,770	60,801
Recovered loans and allowances reversed	229,633	151,829	126,502
CER adjustment		30	102
Other	241,150	150,851	114,163

	598,449	409,172	351,203

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	233	48	1,531
Charges for other receivables uncollectibility and other allowances	203,256	185,714	42,731
Depreciation and loss of other assets	5,264	3,748	3,196
Goodwill amortization	10,076	14,052	14,052
Other	262,497	238,654	200,840

	481,326	442,216	262,350

MINORITY INTEREST IN SUBSIDIARIES	(54,592)	(35,359)	(23,492)

INCOME BEFORE INCOME TAX	10,018,209	7,495,552	5,441,717

INCOME TAX	3,477,377	2,485,663	1,962,186

NET INCOME FOR THE FISCAL YEAR	6,540,832	5,009,889	3,479,531

NET INCOME PER SHARE - stated in pesos	11.19	8.57	5.95

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2013	594,563	398,755	4,511	1,500,169	—	3,614,033	2,515,400	8,627,431

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 29, 2014,

- Legal reserve				488,713			(488,713)
- Cash dividends						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (1)					95,326		(95,326)
- Voluntary reserve for future distribution of earnings						1,911,651	(1,911,651)
- Tax on personal assets							(19,712)	(19,712)

Reversal of special reserve for Subordinated Corporate Bonds (1)					(95,326)		95,326

Other changes derived from the legal merger with Banco Privado de Inversiones SA		744					77	821

Capital stock decrease	(10,000)						10,000

Net income for the fiscal year							3,479,531	3,479,531

Balances as of December 31, 2014	584,563	399,499	4,511	1,988,882	—	4,929,430	3,584,932	11,491,817

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 23, 2015,

- Legal reserve				695,908			(695,908)
- Cash dividends (2)						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (1)					125,073		(125,073)
- Voluntary reserve for future distribution of earnings						2,736,054	(2,736,054)
- Tax on personal assets							(27,902)	(27,902)

Reversal of special reserve for Subordinated Corporate Bonds (1)					(125,073)		125,073

Net income for the fiscal year (3)							5,009,889	5,009,889

Balances as of December 31, 2015	584,563	399,499	4,511	2,684,790	—	7,069,230	5,134,957	15,877,550

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total

Balances as of December 31, 2015	584,563	399,499	4,511	2,684,790	—	7,069,230	5,134,957	15,877,550

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 26, 2016,

- Legal reserve				1,001,682			(1,001,682)
- Cash dividends (2)						(643,019)		(643,019)
- Movements of voluntary reserve (2)						368,546		368,546
- Special reserve for Subordinated Corporate Bonds (1)					190,198		(190,198)
- Voluntary reserve for future distribution of earnings						3,903,591	(3,903,591)
- Tax on personal assets							(38,011)	(38,011)

Reversal of special reserve for Subordinated Corporate Bonds (1)					(190,198)		190,198

Net income for the fiscal year							6,540,832	6,540,832

Balances as of December 31, 2016	584,563	399,499	4,511	3,686,472	—	10,698,348	6,732,505	22,105,898

(1)	See Note 11.a.1).
(2)	See Note 16.
(3)	The net income for the fiscal year 2015 was adjusted for an amount of 1,468. See also Note 20.

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Figures stated in thousands of pesos)

	2016	2015	2014
CHANGES IN CASH AND CASH EQUIVALENTS (Note 4.5.q))
Cash and cash equivalents at the beginning of the fiscal year	22,672,977	18,193,305	13,512,271
Cash and cash equivalents at the end of the fiscal year	39,818,086	22,672,977	18,193,305

Net increase in cash and cash equivalents	17,145,109	4,479,672	4,681,034

Causes of changes in cash and cash equivalents

Operating activities
Net collections / (payments) for:
- Government and private securities	(1,978,802)	(1,381,114)	(4,804,248)
- Loans
- To the financial sector	(1,255,135)	74,468	215,323
- To the non-financial government sector	(498,388)	(60,705)	152,978
- To the non-financial private sector and foreign residents	(3,158,267)	(4,443,122)	5,594,127
- Other receivables from financial intermediation	(279,770)	(241,524)	851,139
- Receivables from financial leases	155,006	31,300	77,320
- Deposits
- From the financial sector	15,722	1,462	11,809
- From the non-financial government sector	(884,770)	328,522	1,210,587
- From the non-financial private sector and foreign residents	25,691,772	14,281,665	4,727,295
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (received calls)	43,134	37,003	(1,298)
- Others (except liabilities included under financing activities)	2,535,567	1,804,336	1,193,222
Collections related to service-charge income	7,942,217	6,114,393	4,652,186
Payments related to service-charge expenses	(2,572,351)	(1,689,901)	(1,174,403)
Administrative expenses paid	(9,282,454)	(6,780,651)	(5,091,123)
Payment of organization and development costs	(376,100)	(250,620)	(201,927)
Net collections from penalty interest	82,971	72,760	60,798
Differences from payments related to court orders	(7,195)	(5,677)	(4,938)
Collections of dividends from other companies	19,717	22,869	27,619
Other collections related to other income and losses	128,373	56,516	17,527
Net payments from other operating activities	(1,146,271)	(1,087,999)	(1,410,131)
Payment of income tax	(2,545,339)	(2,330,121)	(1,623,725)

Net cash flows generated by operating activities	12,629,637	4,553,860	4,480,137

Investing activities
Net payments for bank premises and equipment	(400,420)	(382,214)	(261,181)
Net payments for other assets	(677,813)	(601,266)	(394,756)
Collections from sales of investment in others companies	—	—	11,126

Net cash flows used in investing activities	(1,078,233)	(983,480)	(644,811)

Financing activities
Net (payments) / collections for:
- Non-subordinated corporate bonds	(131,071)	(80,680)	(73,443)
- Central Bank of Argentina:
- Other	(4,718)	(4,835)	(6,343)
- International Banks and Institutions	27,992	4,851	(247,742)
- Subordinated corporate bonds	3,419,647	(167,819)	(121,994)
- Financing received from Argentine financial institutions	15,455	(5,384)	(3,883)
- Payment of dividends	(962,631)	—	(598,486)

Net cash flows generated in / (used in) financing activities	2,364,674	(253,867)	(1,051,891)

Financial income and holding gains on cash and cash equivalents	3,229,031	1,163,159	1,897,599

Net increase in cash and cash equivalents	17,145,109	4,479,672	4,681,034

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

(Figures stated in thousands of pesos, except otherwise indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank’s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires- Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

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

The chart showing the organizational structure as of December 31, 2016, is disclosed in Note 4.1 with the percentages indicating the ownership in each subsidiary.

2.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of political matters and the economic level growth, among other issues. Besides, at a local level, although it cannot be confirmed as a definitive trend, volatility of government and private securities, interest rates and exchange rate have decreased. In addition, there is an increase in prices of other relevant variables, such as salary cost and the prices of the main raw materials.

Specifically in connection with the Argentine foreign exchange market, from October 2011 through mid-December 2015, when the new federal government took power, there were certain restrictions to access the MUyLC (single and freely-floating foreign exchange market), the only market approved by Argentine regulations for purchasing and selling foreign exchange. As from that date, the new authorities of the Federal Government made appropriate amendments to current foreign exchange deregulations, while there was significant Argentine peso depreciation with respect to the US dollar, mainly during December, 2015.

The Federal Government also implemented new monetary and tax policies, like regulations of lending and borrowing rates, restrictions to foreign currency positions and operations involving foreign-currency futures at the different markets, among others.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the consolidated financial statements for future periods.

BANCO MACRO SA AND SUBSIDIARIES

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

As of December 31, 2016 and 2015, the deposits held by the Misiones Provincial Government with the Bank amounted to 2,495,781 and 1,579,311 (including 139,610 and 86,650 related to court deposits), respectively.

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

As of December 31, 2016 and 2015, the deposits held by the Salta Provincial Government with the Bank amounted to 1,340,738 and 877,967 (including 370,154 and 301,855 related to court deposits), respectively.

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

As of December 31, 2016 and 2015, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,580,312 and 1,439,377 (including 253,622 and 186,700 related to court deposits), respectively.

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

As of December 31, 2016 and 2015, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 2,450,436 and 2,688,401 (including 943,683 and 750,818 related to court deposits), respectively.

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

As of December 31, 2016 and 2015, the net assets of such joint ventures recorded and consolidated in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 56,001 and 35,102, respectively.

Also, as of December 31, 2016, 2015 and 2014 net income recorded through the method mentioned in the previous paragraph amounted to 49,209, 44,910 and 35,674 respectively.

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

Under Central Bank rules, Banco Macro SA has consolidated the following subsidiaries:

	Shares		Percentage held of		Equity Investment amounts as of
Company	Class	Number	Capital Stock	Votes	December 31, 2016	December 31, 2015

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	1,628,973	1,142,776
Macro Bank Limited (a)	Common	39,816,899	99.999%	100.00%	769,018	595,553
Macro Securities SA (b) and (c)	Common	12,776,680	99.921%	99.932%	236,971	169,286
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	19,122	18,032
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	25,319	15,545

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest: 3,539).
(b)	Consolidated with Macro Fondos SGFCISA.
(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) were adapted to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)	Assets and liabilities were translated at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2016 and 2015.

BANCO MACRO SA AND SUBSIDIARIES

(b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated by applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)	The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency’’ or “Financial expense – Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2016, are presented comparatively with those as of December 31, 2015 and 2014.

4.3.	Unit of measurement

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

However, the interpretation of the consolidated financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates.

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

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2016, and 2015, were as follows:

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

As of December 31, 2016 and 2015, the present value calculated by the Bank for these securities amounted to 1,581,774 and 800,944, respectively.

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

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 4.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related consolidated statements of income.

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

As of December 31, 2016 and 2015, the present value reported by the Central Bank for these securities amounted to 726,098 and 533,962, respectively.

On January 30, 2017 the total holding related to these items were cancelled and collected, for an amount of 740,653.

BANCO MACRO SA AND SUBSIDIARIES

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

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

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

BANCO MACRO SA AND SUBSIDIARIES

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

o)	Shareholders’ equity accounts:

o.1)	They are restated as explained in Note 4.3., except for the “Capital stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the “Adjustments to shareholders’ equity” account.

o.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (see Note 11.a.1)). This reserve is reversed on a monthly basis as the related interests are recorded in the consolidated statements of income.

p)	Consolidated Statements of income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

BANCO MACRO SA AND SUBSIDIARIES

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 4.3.

q)	Consolidated Statements of cash flows and cash equivalents:

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “cash and cash equivalents” item on the consolidated statement of cash flows with the related consolidated balance sheet accounts as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
Cash	36,089,156	19,402,821	15,434,202
Government and private securities
Holdings booked at market value	538,936	997,435	769,679
Instruments issued by the Central Bank of Argentina	3,189,994	2,018,994	1,809,774
Other receivables from financial intermediation
Other receivables covered by debtors classification standards	—	253,727	179,650

Cash and cash equivalents	39,818,086	22,672,977	18,193,305

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI)

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions and considering what is established by Law No. 27,260, such tax is effective for the fiscal years ended up December 31, 2018. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2016, 2015 and 2014, the Bank estimated an income tax charge of 3,477,377, 2,485,663 and 1,962,186, respectively, included in Other Liabilities – Other, hence no minimum presumed income tax should be assessed for fiscal years ended on such dates.

Additionally, as of December 31, 2016, the Bank made income tax prepayments for 1,726,542 for the 2016 fiscal year, which will be applied to the tax amount assessed in the 2016 tax return.

BANCO MACRO SA AND SUBSIDIARIES

6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from the accounting standards established by Central Bank of Argentina. The main items with differences in valuation matters as of December 31, 2016, 2015 and 2014 are as follows:

	Adjustments under professional accounting standards to equity
Item	2016	2015	2014
Government securities and assistance to the government sector (a)
Holdings of government securities booked at amortized cost	5,309	(26,399)	(21,420)

Instruments issued by the Central Bank booked at amortized cost	6,580	4,058	2,381

Guaranteed loans – Presidential Decree No. 1387/01	11,824	95,083	15,155

Business Combinations (b)

Acquisition of Nuevo Banco Bisel SA	(66,716)	(73,544)	(83,157)

Other	(45,415)	(48,846)	(53,359)

Deferred assets - Income tax (c)	137,346	93,593	243,854

Liabilities – Provisions (d)	—	(10,477)	(81,534)

Total	48,928	33,468	21,920

In addition, income would have increased by around 15,460, 11,548 and 100,610 for the fiscal years ended December 31, 2016, 2015 and 2014, respectively.

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

BANCO MACRO SA AND SUBSIDIARIES

c)	Income tax: the Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

d)	Liabilities: Provisions: as of December 31, 2015 and 2014, there were certain items that according to Central Bank rules were booked when paid, but according to Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have been booked a liability. In addition, the Bank had booked certain provisions that should not have been booked under the Argentine professional accounting standards effective in the City of Buenos Aires, in view of their probability of occurrence.

7.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, on March 27, 2015, the Bank presented to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635, which was considered and approved by the Board of Directors on March 10, 2015. Additionally, on September 30, 2015, March 31, 2016 and September 30, 2016, the Bank presented to the Central Bank the implementation plan update.

As of the date of issuance of these consolidated financial statements, the Bank is implementing the abovementioned IFRS conversion process.

8.	RESTRICTED ASSETS

As of December 31, 2016, and 2015, the following Bank’s assets are restricted:

Item	2016	2015
Government and private securities

• Federal Government bond in pesos at Badlar private + 200 basis points, maturing in 2017 and used as security in favor of SEDESA (1).	99,886	97,292

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a competitiveness program of regional economies - BID loan No. 3174/OC-AR.	36,015	—

• Discount securities in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	23,770	9,414

• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	23,600	32,606

• Federal Government bond in pesos at Badlar private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	12,036	15,528

BANCO MACRO SA AND SUBSIDIARIES

Item (contd.)	2016	2015

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing sectorial receivables of San Juan Province. Financing funds of productive investments.	11,885	—

• Secured bonds in pesos under Presidential Decree N° 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	5,126	5,613

• Federal secured bonds maturing 2048 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	3,987	3,352

• Central Bank of Argentina Internal Bills in pesos, maturing in 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	2,810	20,662

• Discount bonds regulated by Argentinean legislation, maturing 2033 and Federal Government bond in pesos at Badlar Private + 300 basis points, maturing in 2015 for the performance of forward foreign currency trading transactions, respectively.	1,286	33,651

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the role of custodian of Sustainability Guarantee Fund investments.	—	308,570

• Federal Government bond in pesos at Badlar private + 250 basis points, maturing in 2019, securing the role of custodian of Sustainability Guarantee Fund investments.	—	103,524

• Other government and private securities.	1,524	1,129

Subtotal government and private securities	221,925	631,341

Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	—	64,619

Subtotal Loans	—	64,619

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	2,093,960	1,541,363
• Interests resulting in contributions made in the Bank’s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 60,000 made on December 28, 2016.	60,000	—
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 20,000 made on December 28, 2016.	20,000	—
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 10,000 made on December 30, 2015.	10,000	10,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 28, 2015	7,000	7,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014	—	30,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014	—	20,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014	—	7,000

BANCO MACRO SA AND SUBSIDIARIES

Item (cont.)	2016	2015
• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	9,586	9,386

Subtotal Other receivables from financial intermediation	2,200,546	1,624,749

Other receivables
• Security deposits related to credit card transactions.	352,373	255,957
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions.	35,702	21,327
• Security deposits related to transactions of forward transactions without delivery of underlying assets.	2,500	111,743
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827
• Other guarantee security.	3,705	3,746

Subtotal Other receivables	395,107	393,600

Investments in other companies
• Other	1,453	1,453

Subtotal Investments in other companies	1,453	1,453

Other assets
• Building related to call option sold (see Note 33.1.(b)).	101,749	103,531

Subtotal other assets	101,749	103,531

Total	2,920,780	2,819,293

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro SA’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2016	Total 2015
ASSETS

Cash	—	11,269	—	—	11,269	9,246

Loans	—	—	—	922,015	922,015	471,807

Other receivables from financial intermediation	—	—	—	51,565	51,565	6,414

Receivables from financial leases	—	—	7,857	1,168	9,025	10,178

Other receivables	—	—	—	13	13	—

Items pending allocation	47	—	—	—	47	—

Total assets	47	11,269	7,857	974,761	993,934	497,645

BANCO MACRO SA AND SUBSIDIARIES

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2016	Total 2015
LIABILITIES

Deposits	—	17	127,836	1,786,570	1,914,423	1,309,610

Other liabilities from financial intermediation	—	61,215	—	76,424	137,639	82,558

Other liabilities	—	196	—	144	340	1,552

Subordinated corporate bonds	—	—	—	213,681	213,681	—

Total liabilities	—	61,428	127,836	2,076,819	2,266,083	1,393,720

MEMORANDUM ACCOUNTS

Debit balance accounts - Control	—	—	—	3,675,866	3,675,866	2,089,274

Credit balance accounts - Contingent	—	—	885	23,101	23,986	130,955

Credit balance accounts - Derivatives (2)	—	—	—	—	—	393,836

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2016	Total 2015	Total 2014
INCOME (LOSS)

Financial income	612	—	3,658	29,448	33,718	34,008	27,910

Financial expense	(22,454)	(86)	—	(49,400)	(71,940)	(132,755)	(36,271)

Service-charge income	16	2	719	10,454	11,191	6,684	5,824

Service-charge expense	—	—	(141)	(22,243)	(22,384)	(178)	(1,701)

Administrative expenses	(9)	—	—	(5,263)	(5,272)	(12)	(12)

Other income	17,220	—	—	—	17,220	13,189	11,384

Other expense	—	—	(151)	—	(151)	—	—

Total income / (loss)	(4,615)	(84)	4,085	(37,004)	(37,618)	(79,064)	7,134

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required. Additionally, as of December 31, 2016 and 2015, balances for transactions between Macro Group companies amounted to 1,005 and 578, respectively. Net income from those transactions for the fiscal years ended December 31, 2016, 2015 and 2014 amount to 2, 4 and 8, respectively. Both balances and income were eliminated in the consolidation process.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2015 and 2014, the net intermediation income from such transactions generated (loss) / earnings for the year of around (30,142) and 14,116, respectively.

BANCO MACRO SA AND SUBSIDIARIES

Additionally, the ANSES -National Social Security Administration (as manager of the “Fondo de Garantía de Sustentabilidad” or Sustainability Guarantee Fund), held 31.50% and 29.25% of votes. In accordance with FASB ASC 850, the Sustainability Guarantee Fund is considered other related party.

Thus, as of December 31, 2015 the Bank recorded on demand deposits made by ANSES (as manager of the Sustainability Guarantee Fund), for an amount of 2,105,955. In addition, the Bank recorded interest for such time deposits in “Financial Expense” for an amount of 108,442 for the year ended December 31, 2014. Additionally, as of December 31, 2015, the Bank recorded an amount of 173,556,927 in “Checks and securities in custody” under Memorandum accounts.

In addition, as of December 31, 2016 and 2015, there are other transactions with related parties due to work in process over buildings, for an amount of 29,378 and 24,545, respectively.

10.	CAPITAL STOCK

As of December 31, 2016, 2015 and 2014, the legal capital structure is as follows:

SHARES			CAPITAL STOCK
Class	Stock number	Votes per share	Issued and outstanding	In treasury	Pending issuance	Paid-in

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236

Registered Class B shares of common stock	573,327,358	1	573,249	—	—	573,249

Total 2014	584,563,028		584,563			584,563

Total 2015	584,563,028		584,563	—	—	584,563

Total 2016	584,563,028		584,563	—	—	584,563

As of December 31, 2016:

Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock	573,327,358	1	573,327	—	—	573,327

Total 2016	584,563,028		584,563	—	—	584,563

The Board of Directors Meeting held on March 30, 2017, resolved to convene a Shareholder’s Meeting for April 28, 2017 to discuss, among other matters, a capital increase through the issuance of up to 74,000,000 of Class B shares of the Bank.

11.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

				As of December, 31
Class	Original face value		Residual face value as of 12/31/2016	2016	2015

Subordinated - Class 1	USD 150,000,000	a.1)		—	1,957,618
Non-subordinated - Class 2	USD 150,000,000	a.2)	USD 102,665,000	1,684,893	1,432,672
Subordinated Resettable - Class A	USD 400,000,000	a.3)	USD 400,000,000	6,407,840	—

Total				8,092,733	3,390,290

BANCO MACRO SA AND SUBSIDIARIES

Maturities of the corporate bonds as of December 31, 2016, are as follows:

Fiscal Year	Amounts

2017	1,752,653
2026	6,340,080

Total	8,092,733

On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it was possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro SA issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). On December 18, 2016, the Bank performed the full redemption of principal and accrued interest pending payment as of that date. The main characteristics of this issuance were:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

•	A 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

•	Interest payments were made with a semiannual frequency (June 18 and December 18, every year).

•	During the first 10 years, the interest rate was a fixed one (9.75%), and would have been a variable one for the remaining years (six-month LIBOR, plus 7.11%).

•	They did not include covenants that change the subordination order.

•	No interest on the Notes was neither fall due and payable if: (i) payments of such interest was the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there was a general prohibition by the Central Bank; (iii) the Bank was subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank was receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank was not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank was not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

•	Unpaid interest was not cumulative.

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

•	In no case, the payment of financial services exceeded net unappropriated retained earnings as per the consolidated financial statements for the last fiscal year, with an external auditor’s report, which should have been appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest was paid semiannually on February 1 and August 1 of every year.

BANCO MACRO SA AND SUBSIDIARIES

Additionally, the Bank had the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans and were cancelled at maturity.

On February 1, 2017, the Bank paid the total amount of principal and accrued interest pending payment as of that date.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

Additionally, on April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue simple corporate bonds, not convertible into shares in one or more classes.

a.3)	On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, Class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions described in the program abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank has the intention to use the funds derived from such issuance to refinance certain outstanding debt, to make loans in accordance with Central Bank guidelines and for general working capital in Argentina.

Moreover, the Board of Directors Meeting held on March 30, 2017, resolved to convene a Shareholder’s Meeting for April 28, 2017, to discuss among other matters, the increase of the maximum amount of the abovementioned Global Program from USD 1,000,000,000 to USD 1,500,000,000. As a result of such increase, the Bank expects to access on a more frequent basis than in the past the domestic and international capital markets with debt issues the proceeds of which will be used to fund the expected growth in its lending activities and for other general corporate purposes.

12.	ITEMS IN CUSTODY

12.1.	Portfolio Management

Item	Managed portfolio as of
	2016	2015
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector,	13,976	13,976

• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy Provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed,	39,917	40,389

• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio,	55,207	55,712

• On July 31, 2006, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “Gas Tucumán I” trust loan portfolio,	11,463	21,173

• On December 31, 2008, Banco del Tucumán S.A. and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,280	15,329

BANCO MACRO SA AND SUBSIDIARIES

Item (contd.)	Managed portfolio as of
	2016	2015
• On November 22, 2012 and 2013, November 26, 2014, November 30, 2015 and November 30, 2016, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II”, “SECANE III”, “SECANE IV” and “SECANE V”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian,	777,429	612,457

• On November 30, 2016, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “SECANE V” trust loan portfolio,	33,685	—

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such Agency and Banco Macro SA,	—	89,380

• Other portfolios managed	293,639	292,655

Total	1,240,596	1,141,071

12.2.	Mutual Funds

As of December 31, 2016, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (a)

Pionero Pesos	568,764,819	1,667,177	1,234,037
Pionero Renta Ahorro	1,965,815,083	10,349,659	10,493,894
Pionero F F	52,912,915	228,445	229,349
Pionero Renta	71,455,139	871,490	926,467
Pionero Acciones	5,000,760	60,245	62,955
Pionero Renta Dólares	6,027	29	—
Pionero Empresas FCI Abierto PYMES	139,619,609	275,783	271,201
Pionero Consumo	78,677	152	128
Pionero Renta Ahorro Plus	503,175,871	624,899	626,370
Pionero Renta Mixta I	500,973	660	616
Pionero Renta Mixta II	189,219,935	198,600	198,710
Pionero Ahorro Dólares	28,637,714	458,559	258,914
Pionero Renta Global – Clase B	50,000	50	—
Pionero Renta Fija Dólares – Clase B	100,000	1,585	—
Argenfunds Renta Pesos	330,285,004	585,271	636,820
Argenfunds Renta Argentina	57,554,892	105,303	104,718
Argenfunds	451,674,447	1,238,135	1,295,040
Argenfunds Renta Privada FCI	127,680,157	325,263	327,114
Argenfunds Abierto Pymes	53,291,681	34,042	33,813
Argenfunds Renta Total	1,106,407	1,144	1,131
Argenfunds Renta Flexible	33,648,124	35,711	35,839
Argenfunds Renta Dinámica	1,000,000	1,046	1,042
Argenfunds Renta Mixta	398,218	403	397
Argenfunds Renta Global	60,875,364	61,724	61,727
Argenfunds Renta Balanceada	398,200	403	397

		17,125,778	16,800,679

(a)	“Memorandum accounts – Debit-balance accounts – Control – Other” includes mainly items in custody. Consequently, this account includes the above mentioned amounts related to the mutual funds’ investment portfolios.

BANCO MACRO SA AND SUBSIDIARIES

13.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits subsidiarily and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3440% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11491 of March 1, 2017.

This system shall cover the deposits up to the amount of 450 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

14.	TRUST AGREEMENTS

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

14.1.	Interest in trusts for investment purposes.

As of December 31, 2016 and 2015, the Bank holds (i) investments in certificates of participation amounted to 0 and 10,302 (net of allowances), respectively, and (ii) debt securities amounted to 730,672 and 195,556, respectively (see Note 25).

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Mila, Secubono, Accicom, PVCred, Credicuotas Consumo, Credimas, Carfacil and Naldo Lombardi). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

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

As of December 31, 2016 and 2015, the managed assets through trustees amounted to 59,128 and 35,521, respectively.

14.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s noncompliance.

BANCO MACRO SA AND SUBSIDIARIES

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

As of December 31, 2016 and 2015, the managed assets amounted to 451,569 and 176,113, respectively.

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

As of December 31, 2016, and 2015, the managed assets amounted to 2,117,959 and 1,180,773, respectively.

15.	INFORMATION REQUIRED BY CENTRAL BANK AND CNV

15.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent categories (FF).

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 31,000, as well as the minimum offsetting required of 11,000, paid-in with government securities as described in Note 8.

BANCO MACRO SA AND SUBSIDIARIES

15.2	Documentation in custody.

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2014 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between puente San Carlos and puente 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.2, Pilar, Province of Buenos Aires).

15.3	Minimum cash requirement under Central Bank rules: the items computed by the Bank to constitute the minimum cash requirement effective for December 2016 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2016
Cash
Amounts in Central Bank accounts	28,482,100
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	2,093,960

Total	30,576,060

15.4	Minimum capital requirement under Central Bank rules: as the table disclosed, the minimum capital requirements measured on an consolidated basis, effective for December 2016, along with its computable capital as of the end of that month:

Item	12/31/2016
Minimum capital requirement	10,269,813
Computable capital	27,791,929

Excess amount	17,522,116

15.5	Financial statements publication: under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these consolidated financial statements.

15.6	Breakdown of the items included in “other”:

	12/31/2016	12/31/2015
15.6.1 Loans – Other

Other loans	7,619,840	6,342,367
Export financing and prefinancing	2,846,002	736,209

	10,465,842	7,078,576

15.6.2 Other receivables from financial intermediation – Other not covered by debtor classification standards

Debt securities issued by financial trusts (a)	730,672	195,556
Certificates of participation in financial trusts (a)	224,043	234,345
Other	165,041	174,443

(a) See also Notes 14 and 25.	1,119,756	604,344

BANCO MACRO SA AND SUBSIDIARIES

	12/31/2016	12/31/2015

15.6.3 Other receivables – Other

Sundry receivables	619,982	422,246
Security deposits	394,280	392,773
Advanced prepayments	192,863	105,313
Tax prepayments	—	2,554
Other	74,104	60,554

	1,281,229	983,440

15.6.4 Other liabilities from financial intermediation – Other

Purchase financing payables	3,172,673	2,042,345
Miscellaneous not subject to minimum cash requirements	993,058	740,988
Other withholdings and additional withholdings	948,911	836,574
Collections and other transactions on account and behalf of others	624,834	665,973
Other payment orders pending settlement	598,398	368,318
Miscellaneous subject to minimum cash requirements	331,700	83,429
Retirement pension payment orders pending settlement	108,961	56,001
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (See Note 8.)	98,082	94,300
Other	218,757	134,633

	7,095,374	5,022,561

15.6.5 Other liabilities – Other

Taxes payable (net of prepayments)	2,417,267	1,346,612
Salaries and payroll taxes payable	506,586	363,818
Miscellaneous payables	361,813	195,850
Withholdings on salaries	98,248	72,027
Prepayment for the sale of assets	2,842	2,873
Other	131	47,304

	3,386,887	2,028,484

15.6.6 Memorandum accounts – Debit-balance account – Control – Other

Securities in custody – Other	51,936,124	30,966,946
Checks and securities not yet collected	6,948,439	5,016,972
Checks and securities to be debited	1,403,297	1,074,444
Managed portfolios (see Note 12.1.)	1,240,596	1,141,071
Checks and securities to be collected	449,692	354,655
Checks and securities in custody – ANSES	—	173,556,927

	61,978,148	212,111,015

15.6.7 Financial Income – Interest in other loans

Personal loans	10,345,342	7,318,466
Other	1,852,247	1,493,301

	12,197,589	8,811,767

15.6.8 Financial expense – Other

Turnover tax and municipal assessments	2,219,055	1,396,656
Premiums on repurchase agreements with the financial sector	50,828	8,004

	2,269,883	1,404,660

BANCO MACRO SA AND SUBSIDIARIES

	12/31/2016	12/31/2015

15.6.9 Service-charge income – Other

Debit and credit card income	2,256,372	1,628,556
Rental of safe deposit boxes	119,859	95,553
Service commissions – Joint ventures (see Note 3.5.)	110,812	87,795
Other	560,535	497,576

	3,047,578	2,309,480

15.6.10 Service-charge expense – Other

Debit and credit card expenses	1,295,397	773,910
Turnover tax and municipal assessments	427,521	307,636
Commissions paid to lending agents	255,758	209,297
Other	94,355	13,402

	2,073,031	1,304,245

15.6.11 Other income – Other

Other adjustments and interest on other receivables	99,749	43,239
Gain on sale of bank premises and equipment, and other assets	8,802	6,544
Other	132,599	101,068

	241,150	150,851

15.6.12 Other expense – Other

Donations	77,590	48,672
Corporate Bonds placement cost	45,948	85
Municipal assessment	17,978	4,536
Turnover tax	16,158	9,098
Portfolio transactions		84,591
Other	104,823	91,672

	262,497	238,654

16.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, the upcoming Shareholders’ Meeting on April 28, 2017, has to apply 1,308,460 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

BANCO MACRO SA AND SUBSIDIARIES

c)	Through Communiqué “A” 6013, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no certain sanctions established by regulators entities and weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal, statutory and/or voluntary reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

As of December 31, 2016, an adjustment to Unappropriated retained earnings has to be performed as a result of the positive difference arised from the book and the market values of unlisted government securities for an amount of 20,197.

Finally, the proposed earning distribution will be affected if it is not maintained a required margin of capital, which for companies like Banco Macro SA, considered systematically important, is equal to 3.5% of risk-weighted assets is kept. This is apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

d)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

In addition, the Regular Shareholders´ Meeting held on April 23, 2015, among other issues, decided to distribute cash dividends up to the amount of 596,254. On February 24, 2016 the Central Bank notified to the Bank the authorization, to distribute dividends, for an amount of 227,708, related to fiscal year 2014, which were paid on March 29, 2016.

On March 8, 2017, The Board of Directors resolved to propose to the Shareholders’ Meeting a cash dividends distribution amounted to 701,476 for the fiscal year ended December 31, 2016. Such dividends are pending approval from the Central Bank and the Shareholders’ Meeting as of the date of issuance of these consolidated financial statements.

17.	TAX AND OTHER CLAIMS

17.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below

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

BANCO MACRO SA AND SUBSIDIARIES

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Courtroom IV of the CNACAF.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

17.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank. The file is in the CSJN, pending resolution.

Additionally, there are other claims filed by consumers’ associations against the Bank, related to collection of certain financial fees and certain withholdings made by the Bank to individuals as a withholding Agent, related to stamp tax imposed by the City of Buenos Aires.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

18.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank approved the creation of a Risk Management Committee and appointed a Comprehensive Risk Manager.

Its duties includes ensuring that an independent risk management be established, providing policies, procedures and measurement methodologies to identify, measure and monitor the risk for which it is responsible, as well as the responsibilities in the process of each level in the organization.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up of the exposure to each limit by the persons in charge, the preparation of regular reports for the Comprehensive Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for the development of stress tests.

The system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

BANCO MACRO SA AND SUBSIDIARIES

Comprehensive Risk Management

The Comprehensive Risk Management area is formed by Compliance Management and Risk Management, which is in charge of the Financial Risk, Credit Risk, Operational Risk and Technological Risk sectors.

The main procedures devised by Risk Management are:

•	Stress tests

The stress test process includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic capital calculation

The Risk Management Department estimates economic capital for each of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis, with its subsidiaries, with the same scope as the regulation. The methods used for subsidiaries are exactly the same.

The process of assessing the sufficiency of economical capital is including in the Corporate Governance and Risk Management culture of the Bank and its subsidiaries.

Economic capital is quantified as a result of the application of a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results should be used to support decision-making, including the strategic decisions adopted by the Board and Senior Management. This way, they will be able to:

•	Estimate the level and the trend of the relevant risks and their effect on the capital requirements;

•	Evaluate the fairness of the basic assumptions used in the capital measurement system and the sensitivity of the results to changes in those assumptions;

•	Determine if the Bank has adequate regulatory capital to cover the different risks and meets the capital adequacy goals that were established;

•	Consider the future capital requirements based on the risk profile and, depending on that, introduce any relevant adjustment to the strategic;

The fundamental elements of the capital assessment include:

•	Policies and procedures that ensure the risk management process;

•	A process that links economic capital and the risk level;

•	A process that establishes capital adequacy goals based on risk, considering the strategic approach and the business plan;

•	An internal control process, to ensure comprehensive risk management.

Below is an outline of the most significant risks managed by the Bank:

•	Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

BANCO MACRO SA AND SUBSIDIARIES

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

Market Risk is defined as the possibility of suffering losses in on-and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by the Central Bank´s Guidelines for Risk Management at Financial Institutions and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, administrate and control risks it comprises.

The Risk heads will report, to the Assets and Liabilities (CAP) and the Risk Management Committees on a regular basis on the financial risk exposure and the effects that may be caused in the Bank´s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

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

BANCO MACRO SA AND SUBSIDIARIES

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

•	Cash Flow at Risk (CFAR): calculated as the difference between the liquidity gap obtained in the medium or expected scenario and the one resulting from the critical scenario. The liquidity level in the medium scenario is obtained as a result of the arithmetic median of the simulated liquidity scenarios, while the critical scenario is obtained applying the associated percentile to the confidence level for such set of simulations;

•	Stress tests: used to quantify the impact as a result of illiquidity scenarios in case of a different shock of the risk factors involved;

•	Liquidity Coverage Ratio (LCR): indicator that seeks to capture liquidity coverage on those outflows of funds that occur within the following 30 days. Through different weighting factors established by Basel, the indicator captures the outflows in systemic stress situations.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

As regards the interest rate risk, the Economic Value Methodology (EVM), is used to measure the risks of assets and liabilities sensitive to the interest rate. Through stochastic processes, different interest rate trajectories are measured, for which purpose different economic values of the Bank will be obtained. The VAR is the difference between the expected economic value (“medium value”) and the economic value for a certain confidence level and holding period resulting from the simulations.

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

It is in charge of reviewing and adapting methodology and the economic capital calculation model for credit risk purposes through the capital adequacy assessment process, which with different stages of development and implementation, form part of the Action Plan that is implemented by the Bank to adjust the Basel principles and best practices for risk management to local regulations (Communiqués “A” 5394 and “A” 5398).

This area is in charge of proposing and monitoring the internal limits of tolerance to credit risk, as well as defining indicators, specifying their calculation method and expressing the grounds used for alert and cap selection. One of the most noteworthy is an automated tool to calculate key indicators, for which alert values and limits have been determined, which are used for monitoring the business progress according to the risk appetite defined by the Board. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Comprehensive Risk Management Committee for its consideration and to adopt corrective measures where necessary.

Securitization risk

The Bank and its subsidiaries do not any assume significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

Holding debt securities or certificates of participation in trust generally creates exposure related mainly to credit risk and interest rate risk, just as in a traditional credit transaction. Therefore, they are included in the assessment and administration of each one of the risks involved.

BANCO MACRO SA AND SUBSIDIARIES

Operational and Technological Risk

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

The Bank has policies, procedures and structure, and appointed a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

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

Credit Risk Management

The Credit Risk Management is in charge of ensuring a proper identification, assessment, control, follow-up and mitigation of credit risk.

BANCO MACRO SA AND SUBSIDIARIES

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

Loans are granted under specific policies and procedures for Corporate Banking clients and Consumer Banking customers, who in turn are differentiated depending on the segment they belong (Salary plan -Public or Private Payroll, and Retired Pensioner or Open Market).

Credit risk assessment for Consumer Banking portfolio includes the use of Risk Applications that use the screening and scoring methods related to an arrears level. There is also a centralized mass rating process for customers (which allows branches to provide assistance within the predetermined margins) and Pre-Credit Rating Models for the assessment of Prospects in Campaigns.

Loans to Commercial Banking portfolio are handled by Credit Committee formed by officials from the business and risk areas, at different levels, with powers to operate within them. Specialized risk analysts prepare a risk report for each customers (or group of companies), that supports the credit decisions made by Committee members. There are also decentralized commercial portfolio assessment methods for corporates, including screening and scoring parameters that speed up the process for the approval of predetermined products and small amounts. For the authorization transactions involving small amounts, transitory transactions and/or transactions with self-liquidating collaterals, special credit powers have been granted to higher ranking officials, based on their knowledge and experience. At any rate, the use of these powers is also associated to the outcome of an objective assessment, avoiding any discretion in the credit approvals.

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

The Credit recovery Management, in turn, is in charge of the efforts involving the recovery of nonperforming loans, seeking to include such actions with the other risk instances, which increases the efficiency of collection processes and provides information on the recovery actions outcomes, so as to adjust the origination and expected loss models.

19.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro SA’s business activity is governed by Financial Institutions Law No. 21526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to bank practices laid out in Central Bank Communiqué “A” 5201 – Guidelines for Corporate Governance in Financial Institutions, as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

BANCO MACRO SA AND SUBSIDIARIES

Through General Resolution No. 622/13, the CNV defined the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the website and that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law and its administrative order, establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank publicly offers its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Central Bank Communiqué “A” 5293, as supplemented, are as follows:

•	Ownership structure

As of December 31, 2016, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.30	21.33

Carballo Delfín Jorge Ezequiel	19.11	20.85

ANSES FGS under Law No. 26,425	31.50	29.25

Grouped shareholders (Argentine stock exchanges)	5.85	6.06

Grouped shareholders (foreign stock exchanges)	24.24	22.51

•	Board and Senior Management

The Bank’s Board of Directors is currently made up of thirteen regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. During this fiscal year, in particular, due to the reorganization of the Board, some of them have been elected for shorter periods. Directors are elected and proposed by the Shareholders’ Meeting. Once they are elected, the Central Bank is in charge of confirming their appointment, expressly authorizing them to take over their positions, under the terms of qualification and experience, assessment contained in regulations CREFI 2, Creation, Operation and Expansion and XV Authorities of Financial institutions.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting makes the proposal for appointing the directors and on a regular basis during their term of office.

Currently, six directors are independent, according to the guidelines set by CNV regulations and the provisions of the revised text of the Central Bank´s Guidelines for Guidelines for Corporate Governance in Financial Institutions.

Senior Management is directed by a General Manager appointed by the Board and is formed by ten managers that report directly to the General Manager as well as to managers from three staff areas that report directly to the Board.

BANCO MACRO SA AND SUBSIDIARIES

•	Committees

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank´s activities, and appoint its members. The following committees currently operate in the Bank:

Committee	Roles

Audit Committee	They are established in Capital Markets Law and its administrative order.

Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Comprehensive Risk Management Committee	Monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Receivables Committee	Approving credit transactions based on credit capacity.

Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.

Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (444) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 4.1. (see also Note 9).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1. and 14., respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of the officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

BANCO MACRO SA AND SUBSIDIARIES

The Personnel Incentives Committee is in charge of ensuring the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational objectives to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income, if any, is not taken into account. The system only provides for compensation in cash.

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

Grupo Macro’s Linea Ética was implemented for Banco Macro and its major subsidiaries. It is run by an independent third party, which ensures the three guiding principles for this type of reporting channels: anonymity, confidentiality and transparency. Reports could be channeled through different means, such us, telephone, website, e-mail, fax and in person. More information can be found on website www.macro.com.ar and in the Linea Ética y Transparencia.

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

As established by the legislation (Argentine General Business Associations Law No. 19,550), specific applicable regulations (Capital Market Law and its administrative order), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in the notes to the consolidated financial statements. Such transactions are carried out under usual market conditions. See also Note 9.

BANCO MACRO SA AND SUBSIDIARIES

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

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos – Relaciones con Inversores”, “About us – Relationship with Investors) and, additionally, some guidelines are disclosed in other notes and exhibits to these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

Moreover, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the Central Bank, for such disclosure system, according to the criteria set forth by the Basel Committee on Banking Supervision, which is available on the Bank’s website.

20.	SUMMARY JUDGEMENTS AND PENALTIES APPLIED BY CERTAIN REGULATORS AGAINST BANCO MACRO S.A AND BANCO DEL TUCUMÁN S.A.

The Central Bank Communiqué “A” 5689, as supplemented, requires banks to disclose in their financial statements certain information regarding summaries and penalties received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of December 31, 2016 is disclosed below:

20.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 3078 dated 06/24/2008.

Reason: Infringement of article No. 8 of the Criminal Foreign Exchange Law (“CFEL”), for irregularities in exchange operations of US dollars (sale) by the financial intermediary as provided by Central Bank Communiqué “B” 7174.

Responsible: Banco del Tucumán SA, manager and officers in charge of Operations, Treasurer, Cashiers (Francisco Carlos Bustamante, Juan Ramón Lemoine, Héctor Gaspar Taranto, Héctor Arnaldo Brito, Ana Carolina De Genova Palomar, Jorge Marcelo Albertinetti, Sergio Fabián Intile, Lorena Natalia Frías and Carla Andrea Rocha).

Status: On 12/29/2011, Federal Court No. 1 of Tucumán decided to declare the criminal action to be extinguished for being barred by the statute of limitations based on the facts. On 02/01/2012, this resolution was appealed by the Federal Prosecutor´s Office No. 1 of Tucumán. On 07/31/2013 the Court of Appeals confirmed that resolution and subsequently, the case was filed to the Criminal Appeals Court, Courtroom I, due to an appeal filed by the prosecutor. On May 26, of the current year Courtroom I sustained the criminal appeal, and revoked the issued resolution, therefore a new resolution must be issued following the guidelines of the decision. The facts that gave rise to the Criminal Foreign Exchange Regime Summary, would be barred by the statute of limitations.

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011.

Reason: Supposed infringement of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.

BANCO MACRO SA AND SUBSIDIARIES

Responsible: Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager (Mariano Raúl Misino and Roberto David Luna).

Status: On 05/31/2011 the Bank filed its defense, offering evidence and requesting an acquittal. On 08/03/2011 and 08/05/2011, defense brief were filed on behalf of the natural persons subject to summary proceedings, in line with the filing made by Banco Macro. The Central Bank ordered that the proceeding be filed with the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba which and they are being heard under No. FCB (federal Córdoba Justice) 3612/2014. In December 2016, the Bank made a voluntary filing requesting to be acquitted since on the grounds that the criminal action has become statute-barred. As of the date, this filing is pending resolution.

Criminal Foreign Exchange Regime Summary: No. 5645 dated 01/07/2014.

Reason: Supposed infringement of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac).

Status: On 02/28/2014, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. The Central Bank ordered that the proceedings be filed with a criminal court and, therefore, they were presented to the Economic Criminal Trial Court in and for the City of Buenos Aires No. 11, Clerk’s Office No. 22, under case file No. 1282/2015. On 06/02/2016 the legal protection was appealed, argumenting the legitimacy of Central Bank Communiqué “A” 5899 and the modifications produced through the use of these rules in the treatment of financial debts. On 10/20/2016 was decided, based on retroactivity of the most benign criminal legislation, to dismiss Banco Macro SA, Susana Lerman, Jose Luis Vejo, Jorge Francisco Scarinci and Horacio Javier Sistac. As of the date, this summary is ended.

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infringement of article No. 1 incs e) and f) of CFEL and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: On 11/11/2015, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. In addition, by Resolution dated 05/23/2016, the Central Bank decided not to admit statute-barred of the criminal foreign exchange action, appealed by the responsible. On 05/31/2016, an annulment petition with a subsidiary appeal was filed against the Central Bank´s Resolution. On 07/11/2016, the Central Bank decided not to admit the annulment petition. Against such resolution, on 07/15/2016, the Bank filed a brief to the proper Economic Criminal Trial Court related to actions provided by Art. 9 of the CFEL, whereby it formulates the right to reissue the proposition based on that the criminal foreign exchange infraction has become statute-barred. On 08/09/2016, the Bank submitted a closing argument brief as a result of that the probatory period was ended and on 08/18/2016 a new brief was filed, requesting the use of retrospective application of the most benign foreign exchange rule. As of the date, it is pending resolution by the Central Bank.

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

Status: In process at the Central Bank. On 04/07/2016, the Bank filed its defense and offered evidence. On 05/18/2016, representing Delfín Ezequiel Carballo, the exception for lack of passive legitimation was requested. As of the date, the request is pending resolution.

20.2.	Penalties imposed by the Central Bank:

Financial summary: No. 1227 dated 04/10/2008.

Reason: Supposed infringement of Communiqué “A” 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Limited) with no previous Central Bank authorization. Original penalty amount: 2,625, current penalty amount: 1,400

BANCO MACRO SA AND SUBSIDIARIES

Responsible: Banco Macro SA Directors (Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito).

Status: On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. On 04/29/2015 the Central Bank filed a federal extraordinary appeal to CNACAF. On 10/06/2015, the expiration of this extraordinary request was requested, based on the lack of procedural initiative by the Central Bank; in the alternative, notice of the extraordinary appeal filed was answered. On 10/26/2016, notice was served regarding the request made to the Central Bank. On 11/24/2015, Courtroom IV declared the nullity of the extraordinary instance, with charges due to the Central Bank. On 10/05/2016 the Central Bank refunded the excess related to the original penalty with a deposit on the Bank´s account 00285 in Central Bank. The amount totaled 1,575. On 10/05/2016, a file was presented to Central Bank, challenging the settlement made.

Financial summary: No. 1349 dated 09/07/2012.

Reason: Alleged infringement of Central Bank Communiqué “A” 3054, OPRAC 1-476, Exhibit, Section 2, point 2.1. and Section 3, point 3.1.2.; and Communiqué “A” 4798, OPRAC 1-613, Exhibit; Section 4, point 4.1., in relation to financing to the nonfinancial public sector, due to the acquisition of guarantee loans without Central Bank authorization. Penalty amount: 1,440.

Responsible: Banco del Tucumán SA, and Directors (Jorge Horacio Brito, Luis Carlos Cerolini, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Claudio Alejandro Cerezo and Waldo Camilo López).

Status: On 03/12/2014 the Central Bank issued Resolution No. 149/14 and imposed a fine. On 03/19/2014 the fine was debited from Banco del Tucumán SA account No. 00060 at the Central Bank. On 04/08/2014, a direct appeal was filed against the Resolution of the SEFyC, on behalf of Banco del Tucumán SA and the natural persons subject to the summary proceedings before CNACAF, which confirmed the Resolution No. 149/14. On 11/14/2014 an extraordinary federal appeal was filed in view of the arbitrariness of the judgment of the CNACAF decision. On 02/18/2015 at the Courtroom III of the Federal Court of Appeals (CNAF) dismissed the extraordinary appeal filed by Banco del Tucumán SA bearing court fees. On 02/26/2015 a remedy of complaint for extraordinary appeal denied was filed. As of the date, it is pending resolution.

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; infringement to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and infringement according to Central Bank requirements. Penalty amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible, subject to the devolutive effect of the direct appeal. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF. On December 2015, the penalty amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Courtroom II of CNACAF. On 05/10/2016 the Courtroom II of CNACAF confirmed the fines imposed by the Central Bank. As a result, the bank filed a federal extraordinary appeal, which was dismissed by the Courtroom II of CNACAF on 08/02/2016. On 08/16/2016, representing the Bank and Mr Carlos Soulé and as a consequence of the denial of a federal extraordinary appeal, a complaint appeal was filed which, as of the date, is in process.

Financial summary: No. 1401 dated 08/14/2013.

Reason: due to alleged infringement of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

BANCO MACRO SA AND SUBSIDIARIES

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Courtroom IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed BCRA about the appeal presented by Banco Macro. On 07/13/2016 the Courtroom IV of CNACAF sustained the appeal filed by the bank and annulled the resolution imposed. The Central Bank filed a federal extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 the Courtroom IV of CNACAF dismissed the extraordinary appeal. On 09/14/2016 the Central Bank formulated the complaint appeal to CSJN, which is pending resolution.

•	Ended summary

Summary proceeding No. 1394 on financial matters dated 08/01/2013, due to alleged infringement in the late filing of the documentation related to the appointment of authorities was finalized thought Central Bank Resolution No. 272 dated 03/27/2015, which confirmed the penalty.

20.3.	Penalties imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718

Responsible: Banco Macro SA and officers in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Courtroom III resolved (i) related to transactions performed between 10/11/2006 to 08/22/2007, decided that at the time of the file, the UIF punitive authority has become statute-barred, annulling UIF resolution No. 72/2001, (ii) related to transactions performed since 03/05/2007 and between 04/17/2007 to 08/22/2007, decided to refer proceedings to UIF, for a new resolution and readjusting the fines imposed in the same resolution against the Bank and Messrs Juan Pablo Brito Devoto and Luis Carlos Cerolini. As a consequence and pursuant to the abovementioned, the Courtroom III decided to partially sustained the appeals and annulled the penalty imposed, ordering the UIF to readjust the penalties. Charges are distributed to each part. Such sentence was appealed by the Bank and UIF with a federal extraordinary appeal and as of the date, such appeals are pending resolution. The Court partially sustained the direct appeal filed by the Bank, and as of the date a federal extraordinary appeal filed by the Bank and UIF is in due legal process and pending resolution.

File: No. 62/2009 (extension) dated 06/09/2011.

Reason: Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Penalty amount: 538.

Responsible: Banco Macro SA and officers in charge of Anti-money laundering regulation compliance (Fernando Andrés Sansuste).

Status: UIF passed Resolution No. 04/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN, which it is pending resolution.

File: No. 6338/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 2,136

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 110/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The Bank has appealed the penalty imposed via a direct appeal and which is being heard under CNACAF No.16,411/14. On 09/16/2016 the mentioned Courtroom decided (i) to annul UIF resolution No. 110/2014 and (ii) to declare extinguished UIF´s sanctioning authority over these acts. Against such resolution, the UIF filed a federal extraordinary appeal. On 10/20/2016 the Bank replied the extraordinary appeal which was granted on 11/17/2016. As of the date, is in process to CSJN.

File: No. 6420/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 822.

BANCO MACRO SA AND SUBSIDIARIES

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 124/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/21/2015 the Court rejected the appeal presented and confirmed UIF resolution No. 124/2014. On 05/08/2015, an extraordinary appeal was presented to the Argentine Supreme Court (CSJN). On 06/09/2015 the Court denied the extraordinary appeal presented, with cost. On 06/17/2015 a complaint appeal was presented to CSJN, as denial of extraordinary appeal. On 09/04/2016, the file was sent to the Attorney General’s Office to issue its resolution prior to the Argentine Supreme Court’s decision. As of the date, the file is waiting for the corresponding sentence.

File: No. 6407/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 802.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 132/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN, which it is pending resolution.

File: No. 6612/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Penalty amount: 688.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 53/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fines. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court dicided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN, which it is pending resolution.

File: No. 6614/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Penalty amount: 843.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 6/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN, which it is pending resolution.

File: No. 160/2012 dated 05/10/2012.

Reason: Purchase of foreign currency. Penalty amount: 376.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito).

Status: UIF passed Resolution No. 160/2015 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/07/2016, the fines imposed by the UIF were revoked, based on that they have become statute-barried. Against such resolution, UIF filed an extraordinary appeal, which was denied through a resolution dated on 07/12/2016. On 08/04/2016, UIF filed a complaint appeal to CSJN. As of the date, the file is in process in CSJN, to resolve the complaint appeal filed by UIF.

File: No. 517/2012 dated 06/27/2012.

Reason: Purchase of foreign currency. Penalty amount: 1,857.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director – and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

BANCO MACRO SA AND SUBSIDIARIES

Status: UIF passed Resolution No. 500/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. On 02/02/2017, the Court decided to dismiss the extraordinary appeal filed by UIF. UIF filed a complaint appeal to CSJN, which it is pending resolution.

File: No.248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014

Reason: Alleged failure to prepare certain reports on suspicious transactions regarding alleged cases of noncompliance in certain customer files. Penalty amount: 330.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director – and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antoni Alvarez Agis, Marcos Brito and Rafael Magnanini – as Directors of Banco Macro SA).

Status: After being notified about the commencement of the summary proceedings, on 05/08/2015, the Bank filed its defense, offering evidence and requesting an acquittal. On 12/26/2016 the UIF issued Resolution 164/16, imposing a fine on the persons subject to the summary proceedings. On 12/29/2016, the Bank was notified about the Resolution, which allowed bringing a direct appeal before the CNACAF by 03/15/2017. On 01/30/2017, the fine was paid. On 03/13/2017, a direct remedy was filed against such resolution, which has been lodging of the Courtroom III of CNACAF. As of the date, the file is pending resolution.

(1)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto y Luis Carlos Cerolini – as Compliance Officer and Director – and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

•	Ended summaries

The fines imposed through files No. 6406/2011 dated on 11/23/2011, transactions involving the purchase of foreign currency for an amount of 677 and No. 6491/2011 dated on 12/07/2011, transactions involving deposit in checking account at Banco Suquía SA for an amount of 791, were completed in the Bank´s favor, through the dismissal of both motions by the CSJN on 04/05/2016.

On April 2016, as a consequence of Central Bank Communiqué “A” 5940, the penalty amount related to UIF files No. 6406/2011 and 6491/2011 were derecognized against “prior years adjustment”.

The fine imposed thought file No. 6504/2011 dated 12/07/2011, transactions involving the purchase of foreign currency for an amount of 1,504, was completed in the Bank´s favor, through the dismissal of both motion by CSJN on 12/12/2016.

Although, penalties do not involve material amounts, as of the date of issuance of these consolidated financial statements, the total amount of monetary penalties received, pending to be paid for been appealed or about to be appealed, amounted to 9,110, which was recorded on Provisions according to Communiqués “A” 5689 and “A” 5940 of Central Bank, as supplemented.

Additionally, there are pending summaries at CNV, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: alleged infringement with the obligation to inform a “Significant Event”.

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

Status: On 10/28/2014, the bank and the natural persons subject to summary proceedings, filed its defense, offering evidence and requesting an acquittal. On 08/03/2015, the evidence period was ended and on 08/19/2015, the closing argument brief was submitted.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

BANCO MACRO SA AND SUBSIDIARIES

21.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2016	2015
ASSETS
Cash	21,394,875	10,102,645
Government and private securities	1,636,378	4,051,366
Loans	10,088,318	1,797,220
Other receivables from financial intermediation	524,146	539,707
Investments in other companies	1,325	1,089
Other receivables	340,150	174,348
Items pending allocation	4,618	4,776

Total	33,989,810	16,671,151

LIABILITIES

Deposits	23,299,432	10,475,281
Other liabilities from financial intermediation	2,827,425	2,361,244
Other liabilities	1,695	14,516
Subordinated Corporate Bonds	6,407,840	1,957,618
Items pending allocation	137	273

Total	32,536,529	14,808,932

22.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

“Cash” includes interest-bearing deposits in foreign banks totaling 648,060 and 1,271,350 as of December 31, 2016 and 2015, respectively.

Those interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.1114% and 0.0913% as of December 31, 2016 and 2015, respectively.

In 2016 and 2015 the deposits with the Central Bank and other Banks did not bear any interest.

23.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2016	2015
GOVERNMENT SECURITIES

Government securities at market value
In pesos:
Discount bonds at 5.83% – Maturity: 2033	1,422,251	1,597,140
Consolidation bonds – 8° Serie	214,751	119,119
Federal government bonds at Badlar + 2% – Maturity: 03-28-2017	142,097	484,928
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	65,962	94,259
Federal government bonds at variable rate – Maturity: 2017	54,281	—
Federal government bonds at Badlar Private + 250 basis point – Maturity: 2019	30,221	47,577
Consolidation bonds – 6° Serie at 2% – Maturity: 2024	23,303	4,937
Federal government bonds adjusted by CER – Maturity: 07-22-2021	7,394	—
Federal government treasury bonds at fixed rate – Maturity: 09-19-2018	5,100	—
Par bonds at variable rate – Maturity: 2038	3,157	—
Other	1,761	900,290

Subtotal Government securities at market value – In pesos	1,970,278	3,248,250

In foreign currency:
US Treasury Bill – Maturity: 01-12-2017	427,916	—
Federal government bonds at 8.75% – Maturity: 2024	289,758	215,298
US Treasury Bill – Maturity: 01-05-2017	110,949	—
Federal government bonds in US dollars at 7% – Maturity: 2017	5,791	45
Federal government bonds in US dollars at 0.75% – Maturity: 09-21-2017	2,466	—
Province of Córdoba debt securities is US dollars at 12% – Maturity: 2017	1,071	1,723
Federal government bonds in US dollars at 7.5% – Maturity: 2026	852	—
Federal government bonds in US dollars at 0.75% – Maturity: 02-22-2017	809	—
Federal government bonds in US dollars at 2.4% – Maturity: 2016	384	—
Federal government bonds in US dollars at 8% – Maturity: 2020	337	—
Other	227	1,489,974

Subtotal Government securities at market value – In foreign currency	840,560	1,707,040

Subtotal Government securities at market value	2,810,838	4,955,290

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31
	2016	2015
GOVERNMENT SECURITIES

Government securities at amortized cost
In pesos:
Province of Buenos Aires debt securities Serie 1, Class 2 – Maturity: 12-06-2019	338,086	—
Province of Neuquén Treasury Bills Class 2 Serie II – Maturity: 06-06-2018	145,006	—
Federal government bonds at Badlar Private + 250 basis point – Maturity: 2019	106,508	115,302
Province of Rio Negro Treasury Bills Class 1 Serie VI – Maturity: 03-15-2017	95,439	—
Province of Neuquén Treasury Bills – Maturity: 09-09-2020	71,202	—
Municipality of Córdoba City Treasury Bills Serie 23 – Maturity: 03-30-2017	9,880	—
Municipality of Córdoba City Treasury Bills Serie 21 – Maturity: 03-21-2017	7,399	—
Province of Tucumán bonds – 1° Serie – Maturity: 2018	1,370	2,398
Province of Chubut treasury bills Class 16 – Maturity: 11-26-2016	—	400,682
Province of Neuquén Treasury Bills Class 1 Serie III – Maturity: 11-23-2017	—	130,764
Other	—	142,453

Subtotal Government securities at amortized cost – In pesos	774,890	791,599

In foreign currency:
Treasury Bills in US dollars – Maturity: 03-20-2017	787,649
Treasury Bills in US dollars – Maturity: 07-03-2017	7,112
Treasury Bills in US dollars – Maturity: 02-20-2017	1,057	—
Argentine saving bond for the economy development in US dollars at 4% – Maturity: 07-27-2016	—	196,411
Deposit certificates of investment	—	17,681

Subtotal Government securities at amortized cost – In foreign currency	795,818	214,092

Subtotal Government securities at amortized cost	1,570,708	1,005,691

Instruments issued by the Central Bank of Argentina
In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs)	964,212	5,066,846
Unlisted Central Bank of Argentina bills and notes (Lebacs)	14,181,042	1,105,912

Subtotal instruments issued by Central Bank of Argentina – In pesos	15,145,254	6,172,758

In foreign currency:
Unlisted Central Bank of Argentina bills and notes (Lebacs)	—	2,130,234

Subtotal instruments issued by Central Bank of Argentina – In foreign currency	—	2,130,234

Subtotal instruments issued by Central Bank of Argentina	15,145,254	8,302,992

Total government securities (1)	19,526,800	14,263,973

PRIVATE SECURITIES

Investments in listed private securities – Shares
In pesos:
Siderar SAIC	106,938	218,781
Petrolera Pampa SA	90,261	276,211
Aluar Aluminio Argentino SAIC	78,791	195,354
YPF SA	25,190	196,423
Molinos Río de la Plata SA	18,289	20,419
Telecom Argentina Stet-France Telecom SA	—	156,951
Petrobras Energía SA	—	45,674
Cresud SAIC	—	13,015
IRSA Inversiones y Presentación SA	—	2,833
Alto Palermo SA (Apsa)	—	1,738

Subtotal investment in listed private securities – Shares - In pesos	319,469	1,127,399

Total Investment in listed private securities - Shares	319,469	1,127,399

Total private securities	319,469	1,127,399

Total government and private securities	19,846,269	15,391,372

(1)	As of December 31, 2016 and 2015, includes government securities under reverse repurchase agreements for an amount of 19,335 and 3,450, respectively.

BANCO MACRO SA AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES

Government securities at market value
In pesos:	255,643	208,526	507,060	998,733	316	1,970,278

Discount bonds at 5.83% – Maturity: 2033	—	—	426,675	995,576	—	1,422,251
Consolidation bonds – 8° Serie	—	141,736	73,015	—	—	214,751
Federal government bonds at Badlar + 2% – Maturity: 3-28-2017	142,097	—	—	—	—	142,097
Secured bonds under Presidential Decree 1579/02 at 2% – Maturity: 02-04-2018	55,887	10,075	—	—	—	65,962
Federal government bonds at variable rate – Maturity: 2017	54,281	—	—	—	—	54,281
Federal government bonds at Badlar Private + 250 basis point – Maturity: 2019	—	30,221	—	—	—	30,221
Consolidation bonds – 6° Serie at 2% – Maturity: 2024	3,197	12,786	7,320	—	—	23,303
Federal government bonds adjustable by CER – Maturity: 07-22-2021	—	7,394	—	—	—	7,394
Federal government treasury bonds at fixed rate – Maturity: 09-19-2018	—	5,100	—	—	—	5,100
Par bonds at variable rate – Maturity: 2038		—	—	3,157	—	3,157
Other	181	1,214	50	—	316	1,761

In foreign currency:	549,204	145,542	145,795	15	4	840,560

US Treasury Bill – Maturity: 01-12-2017	427,916	—	—	—	—	427,916
Federal government bonds at 8.75% – Maturity: 2024	—	144,821	144,937	—	—	289,758
US Treasury Bill – Maturity: 01-05-2017	110,949	—	—	—	—	110,949
Federal government bonds in US dollars at 7% – Maturity: 2017	5,791	—	—	—	—	5,791
Federal government bonds in US dollars at 0.75% – Maturity: 09-21-2017	2,466	—	—	—	—	2,466
Province of Córdoba debt securities is US dollars at 12% – Maturity: 2017	1,071	—	—	—	—	1,071
Federal government bonds in US dollars at 7.5% – Maturity: 2026	—	—	852	—	—	852
Federal government bonds in US dollars at 0.75% – Maturity: 02-22-2017	809	—	—	—	—	809
Federal government bonds in US dollars at 2.4% – Maturity: 2016	—	384	—	—	—	384
Federal government bonds in US dollars at 8% – Maturity: 2020	—	337	—	—	—	337
Other	202	—	6	15	4	227

Government securities at amortized cost
In pesos:	113,879	661,011	—	—	—	774,890

Province of Buenos Aires debt securities Serie 1, Class 2 – Maturity: 12-06-2019	—	338,086	—	—	—	338,086
Province of Neuquén Treasury Bills Class 2 Serie II – Maturity: 06-06-2018	—	145,006	—	—	—	145,006
Federal government bonds at Badlar Private + 250 basis point – Maturity: 2019	—	106,508	—	—	—	106,508
Province of Rio Negro Treasury Bills Class 1 Serie IV – Maturity: 03-15-2017	95,439	—	—	—	—	95,439
Province of Neuquén Treasury Bills – Maturity: 09-09-2020	—	71,202	—	—	—	71,202
Municipality of Córdoba City Treasury Bills Serie 23 – Maturity: 03-30-2017	9,880	—	—	—	—	9,880
Municipality of Córdoba City Treasury Bills Serie 21 – Maturity: 03-21-2017	7,399	—	—	—	—	7,399
Province of Tucumán bonds – 1° Serie – Maturity: 2018	1,161	209	—	—	—	1,370

In foreign currency:	795,818	—	—	—	—	795,818

Treasury Bills in US dollars – Maturity: 03-20-2017	787,649	—	—	—	—	787,649
Treasury Bills in US dollars – Maturity: 07-03-2017	7,112	—	—	—	—	7,112
Treasury Bills in US dollars – Maturity: 02-22-2017	1,057	—	—	—	—	1,057

BANCO MACRO SA AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES (contd.)

Instruments issued by the Central Bank of Argentina
In pesos:	15,145,254	—	—	—	—	15,145,254

Listed Central Bank of Argentina bills and notes (Lebacs)	964,212	—	—	—	—	964,212
Unlisted Central Bank of Argentina bills and notes (Lebacs)	14,181,042	—	—	—	—	14,181,042
Total Government securities	16,859,798	1,015,079	652,855	998,748	320	19,526,800

PRIVATE SECURITIES

Investments in listed private securities – Shares
In pesos:	—	—	—	—	319,469	319,469

Siderar SAIC	—	—	—	—	106,938	106,938
Petrolera Pampa SA	—	—	—	—	90,261	90,261
Aluar Aluminio Argentino SAIC	—	—	—	—	78,791	78,791
YPF SA	—	—	—	—	25,190	25,190
Molinos Río de la Plata SA	—	—	—	—	18,289	18,289

Total private securities	—	—	—	—	319,469	319,469

Total government and private securities	16,859,798	1,015,079	652,855	998,748	319,789	19,846,269

24.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non-financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

The classification of the loan portfolio in this regard was as follows:

	As of December 31,
Description	2016	2015
Non-financial government sector	1,532,532	748,067
Financial sector	1,730,620	227,390
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	2,506,658	2,437,891
- With Senior “B” guarantees	5,188,140	4,331,975
- Without Senior guarantees	22,409,087	12,736,246
Consumer
- With Senior “A” guarantees	777,808	559,995
- With Senior “B” guarantees	2,518,556	2,302,121
- Without Senior guarantees	53,140,111	40,484,694
Less: Allowance	(1,830,505)	(1,495,964)

Total loans, net of allowances	87,973,007	62,332,415

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

BANCO MACRO SA AND SUBSIDIARIES

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2016	2015
Argentina	89,785,892	63,810,233
Costa Rica	16,223	13,311
Uruguay	643	4,156
Spain	240	523
Brazil	228	52
United States of America	95	49
Panama	70	9
Canada	55	—
Mexico	19	—
Colombia	16	—
France	13	13
United Kingdom	8	—
Netherlands	7	21
Chile	3	7
Italy	—	4
Australia	—	1
Less: Allowance	(1,830,505)	(1,495,964)

Total loans, net of allowances	87,973,007	62,332,415

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2016	2015
Retail loans	41,740,476	31,867,480
Retail and consumer products	9,160,153	5,485,954
Agricultural livestock- Forestry-Fishing- Mining - Hunting	8,814,256	6,625,416
Foodstuff and beverages	5,624,698	3,245,347
Construction	3,093,077	3,164,972
Financial Services	2,731,216	688,377
Governmental services	2,613,850	1,666,133
Manufacturing and wholesale	2,590,603	1,692,774
Other services	2,587,890	2,547,403
Transportation, storage and communications	2,064,160	1,668,776
Real estate, business and leases	1,572,538	1,098,488
Chemicals	1,531,698	1,113,050
Electricity, oil, water	977,057	452,372
Hotels and restaurants	213,517	173,591
Other	4,488,323	2,338,246

Total loans	89,803,512	63,828,379
Less: Allowance	(1,830,505)	(1,495,964)

Total loans, net of Allowance	87,973,007	62,332,415

25.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION

The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

Description	As of December 31,
	2016	2015

Without preferred guarantees	5,553,872	3,538,281
Allowances	(240,265)	(243,028)

	5,313,607	3,295,253

BANCO MACRO SA AND SUBSIDIARIES

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

Description	As of December 31,
	2016	2015

Corporate bonds — Unlisted (1)	486,144	603,567
Certificates of participation in financial trusts — Unlisted (1)	224,043	234,345
Debt securities in financial trusts — Unlisted	730,672	195,556

Total investments in unlisted private securities	1,440,859	1,033,468

(1)	As of December 31, 2016 and 2015, the Bank booked allowances for impairment in value amounting to 235,341 and 237,191, respectively (see also Note 28).

As of December 31, 2016, maturities for the private securities disclosed above are as follows:

	Within 1 year	After 1 year but within 5 years	Without due date		Total

Corporate bonds —Unlisted	103,664	375,980	6,500	(1)	486,144

Certificates of participation in financial trusts —Unlisted	—	—	224,043	(1)	224,043

Debt securities in financial trusts —Unlisted	699,833	30,839	—		730,672

Total investments in unlisted private securities	803,497	406,819	230,543		1,440,859

(1)	As of December 31, 2016, this amount was included in the Bank allowances for impairment.

The Bank enters into spot and forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

	As of December 31,
Description	2016	2015

Amounts receivable from spot and forward sales pending settlement

Receivable from spot sales of government and private securities pending settlement	191,582	183,329
Receivables from spot sales of foreign currency pending settlement	86,387	707
Receivables from repo transactions of government securities	19,138	3,160

	297,107	187,196

Securities and foreign currency receivable from spot and forward purchases pending settlement

Forward purchases of securities under repo transactions	1,200,994	2,047
Spot purchases of government and private securities pending settlement	50,966	64,837
Spot purchases of foreign currency pending settlement	7,071	52,868

	1,259,031	119,752

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
Description	2016	2015

Amounts payable for spot and forward purchases pending settlement

Payables for forward purchases of securities under repo transactions	1,096,380	1,974
Payables for spot purchases of government securities pending settlement	50,555	64,978
Payables for spot purchases of foreign currency pending settlement	7,136	52,747
Other payables for spot purchase pending settlement	156,625	160,159

	1,310,696	279,858

Securities and foreign currency to be delivered under spot and forward sales pending settlement

Spot sales of foreign currency pending settlement	86,312	848
Spot sales of government and private securities pending settlement	50,875	38,448
Forward sales of government securities under repo transactions	19,349	3,456

	156,536	42,752

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 4.5.g). The fair value of these instruments were:

	End-of-year fair value
Description	2016	2015

Assets	1,259,068	119,752
Liabilities	156,536	42,752

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

26.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

26.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

	As of December, 31
Description	Estimated useful life (years)	2016	2015

Buildings	50	1,035,300	866,459
Furniture and facilities	10	322,117	237,056
Machinery and equipment	5	820,551	639,006
Vehicles	5	97,580	85,199
Accumulated depreciation		(815,456)	(646,761)

Total		1,460,092	1,180,959

Depreciation expense was 205,122, 170,613 and 130,678 as of December 31, 2016, 2015 and 2014, respectively.

BANCO MACRO SA AND SUBSIDIARIES

26.2	Other assets

Other assets consisted of the following as of December 31, 2016 and 2015:

	As of December, 31
Description	Estimated useful life (years)	2016	2015

Works in progress (1)	—	1,217,784	756,855
Works of art	—	10,786	3,204
Prepayments for the purchase of assets	—	163,581	153,921
Foreclosed assets	50	113,244	113,604
Stationery and office supplies	—	39,621	31,961
Other assets (2)	50	453,664	361,127
Accumulated depreciation		(17,934)	(15,517)

Total		1,980,746	1,405,155

(1)	As of December 31, 2016 and 2015, it includes 1,158,310 and 704,601, respectively, related to a new corporate building tower that is being constructed by the Bank. See also Note 35.16.
(2)	Mainly includes improvements to properties leased by the Bank to be used in the normal course of business.

Depreciation expense was 5,264, 3,748 and 3,196 as of December 31, 2016, 2015 and 2014, respectively.

26.3.	Operating Leases

As of December 31, 2016, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts

2017	134,520
2018	88,618
2019	63,463
2020	39,551
2021	17,550
2022 and after	1,228

Total	344,930

As of December 31, 2016, 2015 and 2014, rental expenses amounted to 197,095, 137,288 and 110,875, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

BANCO MACRO SA AND SUBSIDIARIES

27.	INTANGIBLE ASSETS

27.1	Goodwill:

As of December 31, 2016 and 2015 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2016	2015

Goodwill for the purchase of Banco del Tucumán S.A., net of accumulated amortization of 18,241 as of December 31, 2016 (a)	10	1	603
Goodwill for the purchase of Nuevo Banco Bisel S.A., net of accumulated amortization of 66,042 as of December 31, 2016 (b)	10	—	3,852
Goodwill for the purchase of Banco Privado de Inversiones S.A., net of accumulated amortization of 35,597 as of December 31, 2016 (c)	10	20,608	26,229

Total		20,609	30,684

(a)	On May 5, 2006, Banco Macro acquired 75% of the capital stock of Banco del Tucumán SA in the amount of 45,961. The assets transferred amounted to 700,612 and the liabilities assumed amounted to 660,547.

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

Amortization expense on goodwill was 10,076, 14,052 and 14,052 as of December 31, 2016, 2015 and 2014, respectively.

BANCO MACRO SA AND SUBSIDIARIES

27.2.	Organization and development costs:

As of December 31, 2016 and 2015, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2016	2015

Cost from information technology projects (a)	5	573,165	392,058
Organizational cost (b)	5	—	4,899
Other capitalized cost (c)	5	70,298	67,458

Total		643,463	464,415

(a)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.
(b)	Under Central Bank rules, the Bank records cost inherent to the set up and organization of the Bank.
(c)	Under Central Bank rules, the Bank records cost inherent to the improvements in building leased.

Amortization expense was 197,052, 150,619 and 122,704 as of December 31, 2016, 2015 and 2014, respectively, which was recorded in Administrative expenses and Other expenses.

Intangible assets changed as follows during fiscal years ended December 31, 2016, 2015 and 2014:

	Fiscal year ended December 31,
	2016	2015	2014

Balance at the beginning of the fiscal year	495,099	409,150	343,979
Additions	376,577	250,752	202,029
Decreases	(476)	(132)	(102)
Amortization expense (1)	(207,128)	(164,671)	(136,756)

Balance at the end of the fiscal year	664,072	495,099	409,150

(1)	See Note 31.

28.	ALLOWANCES AND PROVISIONS

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

BANCO MACRO SA AND SUBSIDIARIES

Other loss contingencies: mainly includes labor litigation and customer and other third-party claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

Difference from court deposit dollarization: recorded under Central Bank’s rules to cover the difference from court deposit dollarization.

The followings are the changes in the Bank’s allowances and provisions:

	As of December 31, 2016
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Loans	1,495,964	1,223,678	(64,796)	(824,341)	1,830,505
- Other receivables from financial intermediation	243,028	7,604	(4,755)	(5,612)	240,265
- Receivables from financial leases	5,352	32	(1,391)	—	3,993
- Investment in other companies	1,595	30	(19)	(20)	1,586
- Other receivables	4,596	277	(80)	(645)	4,148

Total of allowances	1,750,535	1,231,621	(71,041)	(830,618)	2,080,497

Provisions
- Contingent commitments	6,590	547	(7,137)	—	—
- Other loss contingencies	196,506	192,061	(2)	(117,526)	271,039
- Difference from court deposit dollarization	44,645	10,213	—	—	54,858
- Administrative, disciplinary and criminal sanctions	10,284	330	(1,504)	—	9,110

Total of provisions	258,025	203,151	(8,643)	(117,526)	335,007

	As of December 31, 2015
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Loans	1,186,044	1,057,228	(11,967)	(735,341)	1,495,964
- Other receivables from financial intermediation	235,755	14,568	(2,424)	(4,871)	243,028
- Receivables from financial leases	4,459	952	(25)	(34)	5,352
- Investment in other companies	1,506	252	—	(163)	1,595
- Other receivables	5,383	2,133	(160)	(2,760)	4,596

Total of allowances	1,433,147	1,075,133	(14,576)	(743,169)	1,750,535

Provisions
- Contingent commitments	2,264	4,339	(13)	—	6,590
- Other loss contingencies	138,604	163,448	(4)	(105,542)	196,506
- Difference from court deposit dollarization	31,055	16,235	(2,645)	—	44,645
- Administrative, disciplinary and criminal sanctions	—	14,152	—	(3,868)	10,284

Total of provisions	171,923	198,174	(2,662)	(109,410)	258,025

	As of December 31, 2014
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge off	Balance at the end of the fiscal year
Allowances
- Loans	1,006,495	757,445	(14,713)	(563,183)	1,186,044
- Other receivables from financial intermediation	232,290	8,495	(989)	(4,041)	235,755
- Receivables from financial leases	5,015	1,076	(694)	(938)	4,459
- Investment in other companies	1,330	306	(130)	—	1,506
- Other receivables	6,929	1,145	(2,254)	(437)	5,383

Total of allowances	1,252,059	768,467	(18,780)	(568,599)	1,433,147

Provisions
- Contingent commitments	4,806	12	(2,554)	—	2,264
- Other loss contingencies	131,274	34,292	(2,167)	(24,795)	138,604
- Difference from court deposit dollarization	23,301	8,018	(231)	(33)	31,055

Total of provisions	159,381	42,322	(4,952)	(24,828)	171,923

BANCO MACRO SA AND SUBSIDIARIES

Under Central Bank rules allowances for loan losses includes allowances for “loans”, “other receivables for financial intermediation” and “receivables from financial leases”.

29.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

29.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2016 and 2015 is 46,151,663 and 32,927,711, respectively.

29.2.	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2016			As of December 31, 2015
	Principal	Interest and CER adjustments	Rate	Principal	Interest and CER adjustments	Rate
Short–term liabilities	8,296	2	0.02%	12,660	46	4.28%
Long–term liabilities	104	1	1.92%	208	3	2.00%

Total	8,400	3		12,868	49

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.3.	International banks and institutions

The Bank borrowed funds under various credit facilities from International banks and institutions for specific purposes, as follows:

	As of December 31, 2016			As of December 31, 2015
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	128,912	1,004	3.93%	97,789	809	4.91%

Total	128,912	1,004		97,789	809

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.4.	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2016			As of December 31, 2015
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	101,085	17,178	24.60%	49,926	11,718	13.41%
Long–term liabilities	19,483	3,050	14.93%	9,180	13,560	7.78%

Total	120,568	20,228		59,106	25,278

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

BANCO MACRO SA AND SUBSIDIARIES

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2016
2018	9,753
2019	4,260
2020	4,260
2021	4,260

22,533

29.5.	Other

The rest of liabilities included in “Other liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2016			As of December 31, 2015
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	6,971,882	352	0.01%	4,926,449	—	0.00%
Long–term liabilities (2)	123,492	1,537	6.39%	96,112	1,500	4.12%

Total	7,095,374	1,889		5,022,561	1,500

(1)	Includes mainly pending settlement transactions and payment accounts.

(2)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 98,082 and and 94,300 as of December 31, 2016 and 2015, respectively (see Note 15.6.4).

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

These expenses aggregated 812,669, 598,425 and 449,962 for the fiscal years ended December 31, 2016, 2015 and 2014, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

BANCO MACRO SA AND SUBSIDIARIES

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

Consolidated Statements of Income	2016	2015	2014

Interest and fees on loans	22,165,892	15,412,945	11,696,696
Interest on bearing deposits with other banks	1,199	155	127
Interest on other receivables from financial intermediation	190,241	109,151	260,977
Interest on securities and foreign exchange purchased under resale agreements	128,401	128,562	126,755
Securities gains, net	6,084,836	3,930,377	1,862,495
Other interest income	182,953	116,040	100,536

Total interest income	28,753,522	19,697,230	14,047,586

Interest on deposits	10,373,571	6,774,958	5,188,797
Interest on securities and foreign exchange purchased under resale agreements	50,828	8,136	9,249
Interest on short-term borrowings	165,261	25,368	30,473
Interest on long-term debt	277,045	219,232	193,554

Total interest expense	10,866,705	7,027,694	5,422,073

Net interest income	17,886,817	12,669,536	8,625,513

Provision for loan losses, net (1)	(855,653)	(729,124)	(546,651)

Net interest income after provision for loan losses	17,031,164	11,940,412	8,078,862

Service charges on deposit accounts and other fees	4,597,495	3,561,203	2,798,967
Credit-card service charges and fees	1,918,548	1,399,351	1,004,636
Other commissions	156,080	115,093	93,768
Foreign currency exchange trading income	134,803	100,581	67,123
Income from equity in other companies	93,671	78,602	85,310
Foreign exchange, net	516,894	653,120	827,599
Other	1,057,393	838,208	611,690

Total non-interest income	8,474,884	6,746,158	5,489,093

Commissions	530,808	410,588	288,053
Salaries and payroll taxes	6,021,630	4,310,559	3,180,761
Outside consultants and services	275,408	211,178	176,010
Depreciation of bank premises and equipment	207,817	173,611	132,376
Rent	195,387	135,970	110,274
Stationery and supplies	38,031	34,427	25,936
Electric power and communications	281,860	171,791	145,378
Advertising and publicity	197,505	143,883	128,387
Taxes	3,190,991	2,132,398	1,707,731
Directors’ and Statutory Audits’ fee	314,522	233,030	163,378
Insurance	38,394	27,159	22,646
Security services	410,036	313,309	249,176
Maintenance, conservation and repair expenses	429,656	321,287	255,965
Amortization of organization and development costs (2)	196,717	150,437	122,704
Amortization of goodwill (2)	10,076	14,052	14,052
Provision for losses on other receivables and other allowances (3)	203,256	185,714	42,731
Other	2,891,153	2,186,266	1,337,188

Total non-interest expense	15,433,247	11,155,659	8,102,746

Income before income tax expense	10,072,801	7,530,911	5,465,209
Income tax expense	3,477,377	2,485,663	1,962,186

Income from continuing operations	6,595,424	5,045,248	3,503,023

Net income	6,595,424	5,045,248	3,503,023

Net income attributable to the noncontrolling interest	54,592	35,359	23,492

Net income attributable to the controlling interest	6,540,832	5,009,889	3,479,531

Earnings per common share attributable to controlling interest – stated in pesos (4)	11.19	8.57	5.95

BANCO MACRO SA AND SUBSIDIARIES

(1)	Mainly includes allowances for loan losses and allowances for Receivables from financial leases, net of those related to Recovered loans.
(2)	See Notes 27 and 35.5.
(3)	Mainly includes provisions for losses, and other receivables and expenses related to contingent liabilities for probable claims, lawsuit and other proceedings, including those related to labor.
(4)	An earnings per common share was computed by dividing net income by the weighted average number of outstanding common shares.

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2016, and 2015, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2016	2015
ASSETS

Cash and due from banks	34,704,194	17,304,712
Interest-bearing deposits in other banks	648,060	1,271,350
Federal Funds sold and securities purchased under resale agreements of similar arrangements	19,138	5,207
Trading account assets	3,483,687	6,211,975
Investment securities available for sale	18,236,193	10,148,716
Loans	90,855,522	64,359,734
Allowance for loan losses	(1,834,498)	(1,501,316)
Premises and equipment	3,425,762	2,584,715
Due from customers on acceptances	513,301	1,364,407
Other assets (1)	4,707,566	3,737,931

Total assets	154,758,925	105,487,431

LIABILITIES AND SHAREHOLDERS’ EQUITY

Interest-bearing deposits	79,099,693	55,877,265
Non interest-bearing deposits	32,122,007	19,828,730
Federal Funds purchased and securities sold under repurchase agreements	1,096,394	4,027
Other short-term borrowings	8,913,605	5,148,402
Long-term borrowings	147,666	1,504,230
Contingent liabilities	335,007	258,025
Income tax payables	1,747,547	932,005
Other liabilities	2,087,168	2,606,867
Bank acceptances outstanding	513,301	1,364,407
Subordinated corporate bonds	6,407,840	1,957,618

Total liabilities	132,470,228	89,481,576

Common stocks	584,563	584,563
Retained appropriated earnings	14,384,820	9,754,020
Retained unappropriated earnings	6,732,505	5,134,957
Other shareholders’ equity	404,010	404,010
Noncontrolling interests	182,799	128,305

Total shareholders’ equity	22,288,697	16,005,855

Total liabilities and shareholders’ equity	154,758,925	105,487,431

(1)	As of December 31, 2016 and 2015, includes long-term investment for an amount of 11,352 and 10,909, respectively.

BANCO MACRO SA AND SUBSIDIARIES

32.	OPERATIONS BY GEOGRAPHICAL LOCATION

The principal financial information, classified by country of office where transactions originate, is shown below:

	As of December 31,
	2016	2015	2014

Total revenues	37,502,469	26,633,657	19,689,640
Argentina	37,300,606	26,378,784	19,573,045
Bahamas	201,863	254,873	116,595

Net income	6,540,832	5,009,889	3,479,531
Argentina	6,367,452	4,790,561	3,382,597
Bahamas	173,380	219,328	96,934

Total assets	154,998,960	104,951,959	74,995,634
Argentina	153,533,604	102,093,543	73,269,854
Bahamas	1,465,356	2,858,416	1,725,780

33.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

BANCO MACRO SA AND SUBSIDIARIES

The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015

Forward sales of foreign exchange without delivery of underlying asset (a)	192,469	3,298,973
Forward purchases of foreign exchange without delivery of underlying asset (a)	135,597	3,253,734
Call options sold (b)	167,721	138,521
Put options taken (c)	—	11,821

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to a call option sold to a Bank’s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basis points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these consolidated financial statements, the holder has notified its intention to acquire the building according to the terms and conditions of the option, still pending the transaction instrumentation.

(c)	It is related to a put option taken with a Bank’s customer of a property received by the Bank as payment of loans granted by it for an amount of USD 908,975 and USD 1,024,250, respectively, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included. As of the date of the issuance of these consolidated financial statements, the Bank has exercised the option, still pending the transaction instrumentation.

Net income (loss) resulting from these transactions and repo and reverse repo, for the fiscal years ended December 31, 2016, 2015 and 2014, amount to income (loss) and are included in the “Financial Income - Other”:

Transactions	2016	2015	2014
Premiums on reverse repurchase agreements	128,401	128,562	126,469
Premiums on repurchase agreements	(50,828)	(8,137)	(9,249)
Interest rate swaps	—	—	2,491
Forwards of foreign currency	46,572	48,901	143,459

Total	124,145	169,326	263,170

33.2.	Credit-related financial instruments

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

BANCO MACRO SA AND SUBSIDIARIES

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2016	2015
Other covered by debtors classification standards	354,315	1,227,180
Other guarantees provided covered by debtors classification standards	287,497	163,905
Other guarantees provided not covered by debtors classification standards	158,986	137,227
Other not covered by debtors classification standards	100,938	12,668

(*)	Most of this amount as of December 31, 2016 and 2015, have a remaining maturity of less than one year.

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2016	2015

Checks drawn on the Bank pending clearing	1,852,989	1,429,098
Checks drawn on other Banks	1,134,949	613,495

33.3	Trust activities

See Note 14.

34.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

In 2016 the Bank adopted the following Accounting Standards Update (ASU):

•	2014-16 – Derivatives and Hedging (Topic 815), Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force). According with this ASU, all entities are required to use what is called the “whole instrument approach” to determine the nature of a host contract in a hybrid financial instrument issued in the form of a share. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2015-01 – Income Statement – Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The amendments in this Update eliminate the concept of extraordinary item. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2015-02 – Consolidation (Topic 810), Amendments to the Consolidation Analysis. This new ASU affects the consolidation evaluation for reporting organizations. The main provisions are: (i) eliminates the presumption that a general partner should consolidate a limited partnership and eliminates the consolidation model specific to limited partnership; (ii) clarifies when fees paid to a decision maker should be a factor to include in the consolidation of variable interest entities (VIEs); (iii) amends the guidance for assessing how relationships of related parties affect the consolidation analysis of VIEs; (iv) reduces the number of VIE consolidation models from two to one by eliminating the indefinite deferral for certain investment funds and; (v) scopes certain money market funds out of the consolidation guidance. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2015-05 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computer Agreement. The amendments in this Update provide guidance to customer about whether a cloud computing arrangement includes a software license. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2015-10 and 2016-19 Technical correction improvements. The amendments in this Update cover a wide range of Topics in the Codification. The reason for each amendment is provided before each amendment for clarity and ease of understanding. The amendments generally fall into one of the followings types of amendments: (i) Amendments Related to Differences between Original Guidance and the Codification, (ii) Guidance Clarification and Reference Corrections; (iii) Simplification and (iv) Minor Improvements. There was no effect on the accompanying consolidated financial statements for the adoption of these statements.

•	2015-16 – Business Combination (Topic 805), Simplifying the Accounting for Measurement-Period Adjustment. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

35.1.	Income taxes

As explained in Note 5, Central Bank rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

BANCO MACRO SA AND SUBSIDIARIES

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

There were no unrecognized tax benefits as of December 31, 2016, 2015 and 2014.

The Bank and its subsidiaries located in Argentina, file income tax returns in such country. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2011 through 2016 (in addition see Note 17).

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 35.7.a) and b)) are summarized as follows:

	As of December 31,
Description	2016	2015

Deferred tax assets:
Loans (mainly allowances for loan losses)	389,853	360,724
Vacation accrual	122,401	93,937
Allowance for loss contingencies	117,253	86,931
Net operating loss carry forwards	11	34
Other	34,028	16,355

Total deferred tax assets	663,546	557,981

Deferred tax liabilities:
Intangible assets	(233,406)	(173,053)
Property, equipment and other assets	(89,443)	(36,992)
Foreign exchange difference	(70,126)	(31,922)
Government and private securities	(50,627)	(28,415)
Other	(15,644)	(42,486)

Total deferred tax liabilities	(459,246)	(312,868)

Net Deferred tax asset before allowance	204,300	245,113

Allowance for deferred tax assets	(11,651)	(62,352)

Net deferred tax assets under US GAAP	192,649	182,761

As of December 31, 2016, the consolidated net operating loss carry forwards of 30 are as follows:

Expiration year	Amount

2017	30

30

BANCO MACRO SA AND SUBSIDIARIES

The change in the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2016	2015	2014

Net deferred tax assets at the beginning of the year	182,761	355,867	229,571
Net amount recorded in comprehensive income	(57,171)	(70,925)	(31,375)
Net deferred tax income for the year	67,059	(102,181)	157,671

Net deferred tax assets at the end of the year	192,649	182,761	355,867

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2016	2015	2014

Income tax in accordance with Central Bank regulations	3,477,377	2,485,663	1,962,186

Net deferred tax income	(67,059)	102,181	(157,671)

Total income tax expense in accordance with US GAAP	3,410,318	2,587,844	1,804,515

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP:

	Year ended December 31,
Description	2016	2015	2014

Pre-tax income in accordance with US GAAP	10,047,326	7,534,988	5,377,448
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	3,516,564	2,637,246	1,882,107

Permanent differences at the statutory rate:
- Variation of allowances for deferred tax assets	(50,701)	3,493	(9,694)
- Income not subject to income tax	(55,545)	(52,895)	(67,898)

Income tax in accordance with US GAAP	3,410,318	2,587,844	1,804,515

In Note 35.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, the Bank’s assets would increase by 197,357, 190,243 and 366,107 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by 64,285 and 154,891 for the years ended December 31, 2016 and 2014, respectively, and would decrease by 104,939 for the year ended December 31, 2015.

Besides the adjustment abovementioned, the Bank’s assets related to income tax acquired in business combination transactions would decrease by 4,708, 7,482 and 10,240 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by 2,774, 2,758 and 2,780, for the years ended December 31, 2016, 2015 and 2014, respectively. Such adjustments are included in Note 35.7 a) and b).

BANCO MACRO SA AND SUBSIDIARIES

35.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal government sector

As of December 2016, 2015 and 2014, the Bank has guaranteed loans acquired mainly through business combinations (maturing around 2017) which were valued according to Central Bank Communiqués “A” 4898 and 5180, amounting to 717,549, 465,193 and 407,677, respectively (see Note 4.5.c)).

Under US GAAP, the difference between the cost of each acquired purchased credit impaired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate the cash flows expected to be collected over the life of the loan.

The effects of the adjustments required to state such amounts in accordance with US GAAP would decrease assets by 25,632, 148,237 and 200,250 as of December 31, 2016, 2015 and 2014, respectively.

On the other hand, income would increase by 122,605 and 52,013 for the years ended December 31, 2016 and 2015, respectively, and would decrease by 42,036 for the year ended December 31, 2014.

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

The following table presents the outstanding balance of loans to the non-financial federal government sector acquired with deteriorated credit quality and related carrying amount under US GAAP at the beginning and end of each year:

	Outstanding balance (*) Year ended December 31,		Carrying amount Year ended December 31,
	2016	2015	2016	2015
Beginning of the year	465,193	407,677	316,956	207,427
End of year	717,549	465,193	691,917	316,956

(*)	It includes the undiscounted sum of all amounts, including principal, interest, fees and CER adjustments under the loans owed at the reporting date.

The following table reconciles the amounts of accretable yield of loans to the non-financial federal government sector acquired with deteriorated credit quality at the beginning and end of each year:

	Year ended December 31,
	2016	2015	2014
Accretable yield at the beginning	275,447	124,596	70,306
Accretion	(407,144)	(135,005)	(80,875)
Disposals	—	(313)	—
Reclassification from nonaccretable yield	780,171	286,169	135,165
Accretable yield at the end	648,474	275,447	124,596

During 2016, 2015 and 2014, the Bank has not acquired loans or debt securities with deteriorated credit quality. In addition, the Bank applies the income recognition model required by FASB ASC 310-30.

BANCO MACRO SA AND SUBSIDIARIES

As of December 31, 2016, 2015 and 2014, the Bank has not booked allowances for the non-financial federal government sector acquired with deteriorated credit quality.

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

Under Central Bank rules, Government and private securities were valued as explained in Note 4.5.b). The effects of the adjustments required to state these securities in accordance with US GAAP would increase assets by 5,496 as of December 31, 2016, and would decrease assets by 26,196 and 21,263 as of December 31, 2015 and 2014, respectively.

On the other hand, net income, excluding OCI effects, would increase by 13,297 and 3 for the years ended December 31, 2016 and 2014, respectively, and would decrease by 29,277 for the year ended December 31, 2015.

c)	Instruments issued by Central Bank of Argentina

As of December 31, 2016, 2015 and 2014, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.3), and b.4).

Under US GAAP, considering what is mentioned in Note 35.2.b.1), these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 6,686, 4,064 and 2,374 as of December 31, 2016, 2015 and 2014, respectively.

On the other hand, net income, excluding OCI effects, would decrease by 22,149 for the year ended December 31, 2016, and would increase by 12,252 and 7,242 for the years ended December 31, 2015 and 2014, respectively.

d)	Securities in financial trust and others

As of December 31, 2016, 2015 and 2014, the Bank had securities in financial trust and others. Under Central Bank rules, these securities were valued at the cost value increased by their internal rate of return, as mentioned in Note 4.5.g.3) and 4.5.g.4).

Under US GAAP, considering what is mentioned in Note 35.2.b.1), these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

BANCO MACRO SA AND SUBSIDIARIES

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 7,525, 35,775 and 30,884 as of December 31, 2016, 2015 and 2014, respectively.

On the other hand, net income, excluding OCI effects, would decrease by 15,287 and 10,418 for the years ended December 31, 2016 and 2014, respectively, and would increase by 16,527 for the year ended December 31, 2015.

The following table presents the carrying amount under Central Bank rules and fair value of public and private securities, excluding the effects of securities affected to repurchase and reverse repurchase agreements:

	As for December 31,
	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Trading
Government securities	2,999,923	2,999,923	4,927,816	4,921,775
Private securities	483,764	483,764	1,301,840	1,301,840

Total trading securities	3,483,687	3,483,687	6,229,656	6,223,615

Available for sale
Government securities	1,744,290	1,749,786	1,031,766	1,011,611
Instruments issued by Central Bank of Argentina	15,964,250	15,970,936	8,302,992	8,307,056
Securities in financial trust and other	527,653	535,178	796,277	832,052

Total available for sale securities	18,236,193	18,255,900	10,131,035	10,150,719

Total	21,719,880	21,739,587	16,360,691	16,374,334

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and the fair value of securities classified as available for sale (see Note 31) mentioned in items b.1), c) and d) as of December 31, 2016 and 2015, are as follows:

	As of December 31, 2016
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	1,744,290	1,732,788	16,998	1,749,786
- Instruments issued by Central Bank of Argentina	15,964,250	15,961,739	9,197	15,970,936
-Securities in financial trust and other	527,653	534,026	1,152	535,178

Total	18,236,193	18,228,553	27,347	18,255,900

	As of December 31, 2015
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	1,031,766	1,013,008	(1,397)	1,011,611
- Instruments issued by Central Bank of Argentina	8,302,992	8,322,630	(15,574)	8,307,056
-Securities in financial trust and other	796,277	817,937	14,115	832,052

Total	10,131,035	10,153,575	(2,856)	10,150,719

BANCO MACRO SA AND SUBSIDIARIES

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Proceeds from sales As of December 31,
Available for sale securities	2016 (*)	2015 (*)	2014 (*)

- Government securities	1,140,567	302,169	725,206
- Instruments issued by Central Bank of Argentina	34,284,669	15,549,001	9,076,881
-Securities in financial trust and other	3,215,170	1,117,304	154,123

	38,640,406	16,968,474	9,956,210

(*)	As of December 31, 2016, 2015 and 2014, realized gains as a result of those sales amounted to 1,232,830, 651,133 and 678,827, respectively.

The amount of the unrealized gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 35.20) is as follows:

Securities	2015	Increase	Decrease	2016

- Government securities	(1,397)	39,444	(21,049)	16,998
- Instruments issued by Central Bank of Argentina	(15,574)	33,563	(8,792)	9,197
-Securities in financial trust and other	14,115	11,683	(24,646)	1,152

Total	(2,856)	84,690	(54,487)	27,347

Securities	2014	Increase	Decrease	2015

- Government securities	(25,741)	39,877	(15,533)	(1,397)
- Instruments issued by Central Bank of Argentina	(5,012)	16,987	(27,549)	(15,574)
-Securities in financial trust and other	25,751	29,844	(41,480)	14,115

Total	(5,002)	86,708	(84,562)	(2,856)

Securities	2013	Increase	Decrease	2014

- Government securities	(5,614)	8,590	(28,717)	(25,741)
- Instruments issued by Central Bank of Argentina	(103)	5,874	(10,783)	(5,012)
-Securities in financial trust and other	(1,283)	44,681	(17,647)	25,751

Total	(7,000)	59,145	(57,147)	(5,002)

The maturities of available for sale securities as of December 31, 2016 are as follows:

	For the year ended December 31, 2016
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	Total

- Government securities	966,173	745,871	37,742	1,749,786
- Instruments issued by Central Bank of Argentina	15,970,936	—	—	15,970,936
-Securities in financial trust and other	117,710	417,468	—	535,178

Total	17,054,819	1,163,339	37,742	18,255,900

BANCO MACRO SA AND SUBSIDIARIES

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2016, 2015 and 2014 are as follows:

	Gains/(loss) as of December 31,
Trading Securities	2016	2015	2014

Government securities	109,413	753,163	6,087
Private securities	47,273	233,404	(209,100)

	156,686	986,567	(203,013)

The following table, presents the gross unrealized losses and fair value of securities classified as available for sale by length of time for each category of securities that have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

December 31, 2016

Government securities	(11,508)	423,308	—	—	(11,508)	423,308
Instruments issued by Central Bank of Argentina	(2,588)	4,795,727	—	—	(2,588)	4,795,727
Securities in financial trust and other	(4,994)	137,015	(991)	43,895	(5,985)	180,910

Total	(19,090)	5,356,050	(991)	43,895	(20,081)	5,399,945

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value

December 31, 2015

Government securities	(13,896)	575,135	(1,060)	35,144	(14,956)	610,279
Instruments issued by Central Bank of Argentina	(21,778)	4,398,035	—	—	(21,778)	4,398,035
Securities in financial trust and other	(3,433)	189,823	(461)	18,488	(3,894)	208,311

Total	(39,107)	5,162,993	(1,521)	53,632	(40,628)	5,216,625

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

BANCO MACRO SA AND SUBSIDIARIES

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

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 110,485, 38,045 and 91,290 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would decrease by 72,440 for the year ended December 31, 2016 and would increase by 53,245 and 20,555 for the years ended December 31, 2015 and 2014, respectively.

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

In the case of the consumer portfolio, the charge-off takes place when the loan is approximately 270 days past due. For the commercial portfolio, the situation depends on the individual evaluation of the credit risk. All charged-off loans are registered in off balance sheet accounts while the Bank continues its collection efforts. Under US GAAP, the irrecoverable loans should be charged-off when the Bank abandons with its collection efforts.

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

Pursuant to Central Bank regulations, commercial loans are classified as follows:

Classification	Criteria

In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special monitoring / Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the Bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts, among others requirements.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the Bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the Bank.

Irrecoverable according to Central Bank Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

For consumer loan portfolio, the Bank classifies loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification.

BANCO MACRO SA AND SUBSIDIARIES

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

Under Central Bank rules, recoveries are recorded in a separate income line item under Other Income. Write-offs are recorded directly in the income statement. Under US GAAP, all the changes related to allowances would be recorded in the same line item.

b)	Credit Card Loans

The Bank establishes its reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at least at 50% in accordance with the Central Bank rules.

Under US GAAP, the Bank adopted a policy to fully provision loans which are 180 days past due.

Had US GAAP been applied, the Bank’s assets would decrease by 42,238, 33,876 and 25,664 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would decrease by 8,362, 8,212 and 8,699 for the years ended December 31, 2016, 2015 and 2014, respectively.

BANCO MACRO SA AND SUBSIDIARIES

c)	Impairment allowances (individual and collective)—Non Financial Private Sector and residents abroad

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

The following table discloses the amounts under US GAAP of specific loans considered impaired in accordance with FASB ASC 310 as of December 31, 2016 and 2015:

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2016
With no related allowance recorded
Commercial
Mortgage and pledge loans	19,089	18,976	—	3,803	—
Other loans	22,806	22,801	—	23,082	694
Consumer
Documents	2,584	2,504	—	2,631	866
Mortgage and pledge loans	2,342	2,222	—	2,312	288
Personal loans	104,490	101,953	—	101,664	34,047
Other loans	6,966	6,740	—	6,853	1,804

Total	158,277	155,196	—	140,345	37,699

With an allowance recorded
Commercial
Overdrafts	25,314	25,314	12,657	17,980	1
Documents	2,793	2,660	1,396	2,773	—
Mortgage and pledge loans	50,467	49,586	12,384	38,816	6,169
Credit card	113	113	59	111	—
Other loans	94,398	94,065	27,302	94,914	13,260
Consumer
Documents	5,339	5,231	1,820	5,001	884
Mortgage and pledge loans	10,454	10,103	3,760	9,681	1,831
Personal loans	106,868	105,229	29,018	102,702	24,636
Other loans	19,615	19,300	6,772	17,489	2,454

Total	315,361	311,601	95,168	289,467	49,235

Total Commercial	214,980	213,515	53,798	181,479	20,124
Total Consumer	258,658	253,282	41,370	248,333	66,810

BANCO MACRO SA AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2015
With no related allowance recorded
Commercial
Mortgage and pledge loans	8,381	8,190	—	9,245	1,242
Other loans	625	623	—	625	2

Consumer
Documents	2,155	2,090	—	1,999	672
Mortgage and pledge loans	1,353	1,308	—	1,364	143
Personal loans	85,526	83,308	—	83,250	29,216
Other loans	8,219	7,989	—	7,985	1,673

Total	106,259	103,508	—	104,468	32,948

With an allowance recorded
Commercial
Overdrafts	15,404	15,404	9,211	11,063	—
Documents	56,000	51,326	15,758	56,730	—
Mortgage and pledge loans	136,120	123,680	66,931	135,298	11,514
Credit card	6,469	6,469	3,254	6,468	—
Other loans	182,243	180,467	101,479	153,622	15,824

Consumer
Documents	3,666	3,581	1,282	3,691	797
Mortgage and pledge loans	10,679	9,998	3,733	10,936	1,379
Personal loans	96,016	94,304	23,444	96,059	23,414
Other loans	13,228	12,899	4,210	13,206	2,059

Total	519,825	498,128	229,302	487,073	54,987

Total Commercial	405,242	386,159	196,633	373,051	28,582
Total Consumer	220,842	215,477	32,669	218,490	59,353

The Bank recognizes interest income on impaired loans on a cash basis method.

In addition, the Bank has performed a migration analysis based on uncollectability following the FASB ASC 450 “Contingencies”.

The collective impairment allowance is calculated on a portfolio basis using statistical models.

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

Had US GAAP been applied, the Bank’s assets would increase by 75,249 and 3,772 as of December 31, 2016 and 2014, respectively, and would decrease by 17,124 as of December 2015. In addition, income would increase by 92,373 and 933 for the years ended December 31, 2016 and 2014, respectively, and would decrease by 20,896 for the year ended December 31 2015.

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

Loans considered TDR during 2016, 2015 and 2014 were as follows:

	2016
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non- accruing TDR loans

Commercial
Mortgage and pledge	6	55,802	37,887	37,887	—
Others	3	33,358	41,853	41,853	—

Consumer
Documents	147	6,199	6,570	5,544	1,026
Mortgage and pledge	13	3,055	4,104	3,428	676
Personal loans	4,260	111,181	127,798	109,973	17,825
Others loans	265	18,531	18,841	15,912	2,929

Total	4,694	228,126	237,053	214,597	22,456

BANCO MACRO SA AND SUBSIDIARIES

	2015
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification Outstanding recorded investment	Accruing TDR loans	Non- accruing TDR loans

Commercial
Mortgage and pledge	3	6,937	7,680	7,680	—
Others	1	25,770	31,125	31,125	—

Consumer
Documents	158	4,202	4,779	4,379	400
Mortgage and pledge	20	6,192	5,694	4,269	1,425
Personal loans	4,406	92,856	103,589	85,007	18,582
Others loans	300	12,791	14,244	12,686	1,558

Total	4,888	148,748	167,111	145,146	21,965

	2014
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Accruing TDR loans	Non- accruing TDR loans

Commercial
Mortgage and pledge	2	1,123	1,422	1,422	—

Consumer
Documents	185	4,882	5,289	4,411	878
Mortgage and pledge	19	5,219	5,093	3,703	1,390
Personal loans	5,177	91,709	100,517	70,040	30,477
Others loans	328	11,082	12,290	10,189	2,101

Total	5,711	114,015	124,611	89,765	34,846

We consider that a TDR has subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more. Loans considered TDR within the previous 12 months that have defaulted during the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016
	Number of contracts	Recorded investment

Consumer
Documents	4	59
Mortgage and pledge	2	1,129
Personal loans	174	3,372
Others loans	16	884

Total	196	5,444

BANCO MACRO SA AND SUBSIDIARIES

	2015
	Number of contracts	Recorded investment

Commercial
Mortgage and pledge	1	1,164

Consumer
Documents	13	252
Mortgage and pledge	2	1,663
Personal loans	177	2,703
Others loans	17	317

Total	210	6,099

	2014
	Number of contracts	Recorded investment

Consumer
Documents	3	42
Mortgage and pledge	1	136
Personal loans	167	2,002
Others loans	18	840

Total	189	3,020

c.2)	Allowances - Roll forward

Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2016 and 2015 respectively, is as follows:

	Commercial	Consumer	Total
2016
Beginning balance	443,166	1,133,399	1,576,565
Provision for possible loan losses	180,352	954,375	1,134,727
Charge-off	(233,501)	(590,840)	(824,341)
Recoveries	(64,000)	(2,187)	(66,187)

Ending balance	326,017	1,494,747	1,820,764

Period end allocated to:
Allowances individually evaluated for impairment	53,798	41,370	95,168
Allowances collectively evaluated for impairment	272,219	1,453,377	1,725,596

Ending balance	326,017	1,494,747	1,820,764

	Commercial	Consumer	Total

2015
Beginning balance	371,868	862,605	1,234,473
Provision for possible loan losses	198,344	891,115	1,089,459
Charge-off	(116,635)	(618,740)	(735,375)
Recoveries	(10,411)	(1,581)	(11,992)

Ending balance	443,166	1,133,399	1,576,565

Period end allocated to:
Allowances individually evaluated for impairment	196,633	32,669	229,302
Allowances collectively evaluated for impairment	246,533	1,100,730	1,347,263

Ending balance	443,166	1,133,399	1,576,565

BANCO MACRO SA AND SUBSIDIARIES

Impaired loans individually evaluated for impairment for commercial portfolio amounts to 214,980 and 405,242 for the years ended December 31, 2016 and 2015. In addition, non impaired loans collectively evaluated for impairment for commercial portfolio amounts to 34,040,337 and 20,477,049 for the years ended December 31, 2016 and 2015.

Loans individually evaluated for impairment for consumer portfolio amounts to 258,658 and 220,842 for the years ended December 31, 2016 and 2015. In addition, loans collectively evaluated for impairment for consumer portfolio amounts to 56,227,797 and 43,218,996 for the years ended December 31, 2016 and 2015.

d)	Interest recognition – non-accrual loans

The method applied to recognize income on loans is described in Note 4.5.d). Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Bank´s books and is considered a part of the loan balance when determining the reserve for credit losses.

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

Had US GAAP been applied, the Bank’s assets would decrease by 19,277, 24,249 and 22,078 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by 4,972 for the year ended December 31, 2016 and would decrease by 2,171 and 9,087 for the years ended December 31, 2015 and 2014, respectively.

The following table represents the amounts of non-accruals, segregated by class of loans, including the amount of TDR loans, as of December 31, 2016 and 2015, respectively:

	2016		2015
	Non- accruing loans	Non- accruing TDR loans	Non- accruing loans	Non- accruing TDR loans
Commercial
Overdrafts	25,101	—	15,401	—
Documents	1,033	—	56,000	—
Mortgage and pledge loans	27,293	809	118,411	10,747
Credit card	110	—	6,430	—
Other loans	99,025	50,039	154,136	31,536

Consumer
Overdrafts	25,219	—	18,288	—
Documents	8,461	3,297	7,942	2,292
Mortgage and pledge loans	42,492	8,761	30,147	7,447
Personal loans	500,070	61,843	342,973	50,918
Credit Card	130,115	—	69,533	—
Other loans	32,641	14,545	25,421	9,622

Total	891,560	139,294	844,682	112,562

BANCO MACRO SA AND SUBSIDIARIES

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2016 and 2015 were as follows:

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2016
Commercial
Overdrafts	2,433	9,437	1,168	13,038	8,236,642	8,249,680
Documents	80,991	—	2,521	83,512	8,011,389	8,094,901
Mortgage and pledge loans	21,414	19,248	48,441	89,103	4,032,723	4,121,826
Credit card	—	—	2,877	2,877	508,444	511,321
Other loans	709,656	1,029	56,829	767,514	12,510,075	13,277,589

Consumer
Overdrafts	17,425	5,824	24,441	47,690	816,319	864,009
Documents	2,782	770	7,025	10,577	2,967,992	2,978,569
Mortgage and pledge loans	13,214	3,005	27,041	43,260	2,318,460	2,361,720
Personal loans	157,491	101,225	262,630	521,346	29,778,652	30,299,998
Credit card	106,578	42,898	138,308	287,784	18,052,491	18,340,275
Other loans	10,697	10,987	19,672	41,356	1,600,528	1,641,884

Total	1,122,681	194,423	590,953	1,908,057	88,833,715	90,741,772

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2015
Commercial
Overdrafts	49,816	14,459	34,748	99,023	4,114,024	4,213,047
Documents	29,575	58,029	52,935	140,539	4,563,976	4,704,515
Mortgage and pledge loans	88,551	21,326	130,731	240,608	3,325,071	3,565,679
Credit card	201	6,633	6,430	13,264	643,800	657,064
Other loans	146,413	103,655	96,913	346,981	7,395,005	7,741,986

Consumer
Overdrafts	14,959	4,757	17,916	37,632	587,320	624,952
Documents	1,532	1,393	5,935	8,860	1,702,048	1,710,908
Mortgage and pledge loans	10,559	4,242	19,236	34,037	2,171,002	2,205,039
Personal loans	127,021	79,529	191,412	397,962	23,297,454	23,695,416
Credit card	56,370	30,494	74,479	161,343	13,974,811	14,136,154
Other loans	11,070	4,508	13,950	29,528	1,037,841	1,067,369

Total	536,067	329,025	644,685	1,509,777	62,812,352	64,322,129

BANCO MACRO SA AND SUBSIDIARIES

The following table shows the loans balances categorized by credit quality indicators for the years ended December 31, 2016 and 2015 (figures include the effects of the adjustment mentioned in Note 35.3.):

	2016
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable (1)	Irrecoverable according to Central Bank rules
Commercial
Overdraft	8,224,221	144	—	25,314	1	—
Documents	8,092,108	—	—	2,793	—	—
Mortgage and pledge	4,049,033	11,751	—	60,180	862	—
Credit Card	511,207	—	—	110	4	—
Others loans	13,162,851	15,714	50,039	48,983	2	—

Consumer
Overdraft	826,045	11,493	11,595	10,845	4,029	2
Documents	2,953,449	8,868	7,247	6,844	2,161	—
Mortgage and pledge	2,307,393	16,880	6,506	15,682	15,259	—
Personal loans	29,450,800	336,231	283,485	181,634	47,785	63
Credit Card	17,960,043	158,664	120,713	84,232	16,478	145
Others loans	1,589,040	19,950	10,752	16,286	5,856	—

Total	89,126,190	579,695	490,337	452,903	92,437	210

	2015
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable (1)	Irrecoverable according to Central Bank rules
Commercial
Overdraft	4,194,065	3,578	5	12,378	3,021	—
Documents	4,648,515	—	—	56,000	—	—
Mortgage and pledge	3,431,338	—	5,946	86,332	42,063	—
Credit Card	650,448	147	—	6,430	39	—
Others loans	7,535,249	27,649	34,999	86,980	57,109	—

Consumer
Overdraft	597,082	8,281	6,792	8,942	3,759	96
Documents	1,693,316	7,686	1,217	7,243	1,446	—
Mortgage and pledge	2,160,291	14,593	9,141	9,985	11,029	—
Personal loans	23,033,222	283,568	188,611	147,265	42,589	161
Credit Card	13,883,168	118,320	57,516	61,005	15,941	204
Others	1,024,834	14,300	8,521	12,316	7,398	—

Total	62,851,528	478,122	312,748	494,876	184,394	461

(1)	In the case of the consumer portfolio, the charge-off takes place when the loan is approximately 270 days past due. For the commercial portfolio, the situation depends on the individual evaluation of the credit risk. All charged-off loans are registered in off balance sheet accounts while the Bank continues its collection efforts. Under US GAAP, the irrecoverable loans should be charged-off when the Bank abandons with its collection efforts. Accordingly, amounts shown as Loans under Central Bank rules are higher than under US GAAP.

BANCO MACRO SA AND SUBSIDIARIES

e)	Off balance sheet credit exposures

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

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 7,027, 7,698 and 9,136 as of December 31, 2016, 2015 and 2014, respectively. In addition income would increase by 671, 1,438 and 3,039 for the years ended December 31, 2016, 2015 and 2014, respectively.

b)	Organizational costs

Under Central Bank Rules, the Bank capitalized inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 “Start Up Costs” also effected in other adjustments relative to capitalized organizational costs resulting in a decrease to the Bank’s assets of 4,898 as of December 31, 2014. In addition income would increase by 4,898 for the year ended December 31, 2015, and would decrease by 2,312 for the year ended December 31, 2014.

35.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had US GAAP been applied, the Bank’s liabilities would increase by 349,716, 268,392 and 202,917 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would decrease by 81,324, 65,475 and 50,642 for the years ended December 31, 2016, 2015 and 2014, respectively.

BANCO MACRO SA AND SUBSIDIARIES

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

a)	Acquisition of controlling interest in Banco del Tucumán SA

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

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 3,684, 4,469 and 6,518 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by 785, 2,049 and 1,997 for the years ended December 31, 2016, 2015 and 2014, respectively.

b)	Acquisition and Merger of Banco Privado de Inversiones SA

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

Had US GAAP been applied, the effects on the Bank’s net assets, to account under US GAAP have resulted in a decrease by 11,028, 11,398 and 11,767 as of December 31, 2016, 2015 and 2014, respectively. In addition income would increase by 370, 369 and 837 for the years ended December 31, 2016, 2015 and 2014, respectively.

Additionally, on December 23, 2013, the Board of Directors of the Central Bank authorized Banco Privado de Inversiones SA to merge with and into Banco Macro SA and on January 23, 2014, the CNV gave its approval.

BANCO MACRO SA AND SUBSIDIARIES

In consequence, on December 27, 2013, Banco Macro SA carried out the legal merger of Banco Privado de Inversiones SA. with and into the former.

c)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 11,897, 13,470 and 19,461 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by 1,573, 5,991 and 7,078 for the years ended December 31, 2016, 2015 and 2014, respectively.

35.8.	Reporting on Comprehensive Income (loss)

FASB ASC 220 “Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Note 35.20. In the Bank’s case, comprehensive income is affected by cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

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

BANCO MACRO SA AND SUBSIDIARIES

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2016		2015
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet location (1)	Fair value	Balance sheet location (1)	Fair value

Assets derivatives

Foreign exchange contracts	Other receivables from financial intermediation	855	Other receivables from financial intermediation	—

Total assets derivatives		855

Liability derivatives

Foreign exchange contracts	Other liabilities from financial intermediation	—	Other liabilities from financial intermediation	526,629

Total liability derivatives		—		526,629

		As of December 31,
		2016	2015	2014
Derivatives not designated as hedging instruments under FASB ASC 815	Location of gain or (loss) recognized in income on derivatives (1)	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives

Interest rate contracts	Financial income- Other / (Financial expense-Other)	—	—	2,491

Foreign exchange contracts	Financial income- Other	46,572	48,901	143,459

Total		46,572	48,901	145,950

(1)	According to Central Bank rules.

Had US GAAP been applied, the Bank’s liabilities would decrease by 35,494 as of December 31, 2015. In addition income would decrease by 35,494 and 1,717 for the years ended December 31, 2016 and 2014, respectively, and would increase by 35,494 for the year ended December 31, 2015.

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

Had US GAAP been applied, the Bank’s net income would decrease by 133,143, 200,498 and 87,646 for the years ended December 31, 2016, 2015 and 2014, respectively, and these resulting differences recognized as other comprehensive income.

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

The following table sets forth the computation of basic EPS:

	2016	2015	2014
Numerator:

Net income attributable to the controlling interest under US GAAP	6,578,911	4,909,845	3,547,509
Denominator:

Common stock outstanding for the fiscal year (1)	584,563,028	584,563,028	584,563,028

Weighted-average common shares outstanding for the year	584,563,028	584,563,028	584,537,430

Basic EPS attributable to controlling interest under US GAAP – stated in pesos	11.25	8.40	6.07

(1)	See Note 10.

On August 17, 2016, the Bank paid 643,019 in cash dividends, related to 2015 earnings. Dividend per share amounted Ps.1.10. The upcoming Regular and Special Shareholder´s Meeting of Banco Macro SA on April 28, 2017 has to approve, among other issues, the distribution of cash dividends for an amount up to 701,476. In addition, the upcoming Regular and Special Shareholder´s Meeting of Banco del Tucumán SA on April 25, 2017 has to approve, among other issues, the distribution cash dividends for an amount of 923,160. In addition see Note 16.

In addition, the abovementioned upcoming Shareholders Meeting, shall discuss a capital increase of up to 74,000,000 Class B shares. See also Note 10.

35.14.	Corporate Bonds

As mentioned in Note 11., on December 18, 2006, the Bank issued the 1st series of Class 1 subordinated Corporate Bonds for a face value of USD 150,000,000. On December 18, 2016, the Bank performed the full redemption of principal and accrued interest pending payment as of that date

BANCO MACRO SA AND SUBSIDIARIES

On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated Corporate Bonds for a face value of USD 150,000,000. On February 1, 2017, the Bank paid the total amount of the principal and accrued interest pending payment as of that date.

On November 4, 2016, the Bank issued Class A Subordinated Resettable Corporate Bonds for a face value of USD 400,000,000.

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

Had US GAAP been applied, the Bank’s assets would increase by 31,560, 85,893 and 38,625 as of December 31, 2016, 2015 and 2014, respectively. In addition income would decrease by 54,333 for the year ended December 31, 2016 and would increase by 47,268 and 33,252 for the years ended December 31, 2015 and 2014, respectively.

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

As of December 31, 2016 and 2015 the Bank has foreclosed assets amounted to 113,244 and 113,604, respectively.

Had US GAAP been applied, the Bank’s assets would increase by 17,934, 15,517 and 12,845 as of December 31, 2016, 2015 and 2014, respectively. In addition income would increase by 2,417 and 2,672 for the years ended December 31, 2016 and 2015, respectively, and would decrease by 1,312 for the year ended December 31, 2014.

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

Had US GAAP been applied, the Bank’s assets would increase by 254,412, 112,804 and 37,763 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would increase by 141,608, 75,041 and 28,348 for the years ended December 31, 2016, 2015 and 2014, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.17	Contingencies

In accordance with Central Bank rules, certain items were booked when paid and certain other items were booked as liability to cover contingent losses, independently the probability of occurrence.

Under US GAAP, in accordance with FASB ASC 450 “Contingencies”, the Bank should recognize a liability to cover contingent losses in view of their probability of occurrence.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase the Bank´s liabilities by 19,258 and 43,420 as of December 31, 2015 and 2014, respectively. In addition, income would increase by 19,258, 24,162 and 25,597 for the years ended December 31, 2016, 2015 and 2014, respectively. See also Note 20.

35.18.	Noncontrolling Interest in Subsidiaries

Central Bank rules require to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 182,799, 128,305 and 93,001 as of December 2016, 2015 and 2014, respectively. In addition income would increase by 54,494, 35,304 and 23,499 for the years ended December 31, 2016, 2015 and 2014, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.19.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.	2016	2015	2014
Net income in accordance with Central Bank rules		6,540,832	5,009,889	3,479,531

Income taxes
Deferred taxes, net of allowances	35.1	64,285	(104,939)	154,891
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a)	122,605	52,013	(42,036)
Government and private securities	35.2.b)	13,297	(29,277)	3
Instruments issued by Central Bank of Argentina	35.2.c)	(22,149)	12,252	7,242
Securities in financial trust and other	35.2.d)	(15,287)	16,527	(10,418)
Loan origination fees	35.3	(72,440)	53,245	20,555
Allowance for loan losses
Credit Card Loans	35.4.b)	(8,362)	(8,212)	(8,699)
Impairment allowances (individual and collective) – Non Financial Private Sector and residents abroad	35.4.c)	92,373	(20,896)	933
Interest recognition – non accrual loans	35.4.d)	4,972	(2,171)	(9,087)
Intangible assets
Software costs	35.5.a)	671	1,438	3,039
Organizational costs	35.5.b)	—	4,898	(2,312)
Vacation accrual	35.6	(81,324)	(65,475)	(50,642)
Business combination
Acquisition of Banco de Tucumán S.A.	35.7.a)	785	2,049	1,997
Acquisition and Merger of Banco Privado de Inversiones S.A.	35.7.b)	370	369	837
Other	35.7.c)	1,573	5,991	7,078
Derivative instruments	35.10	(35,494)	35,494	(1,717)
Foreign currency translation	35.11	(133,143)	(200,498)	(87,646)
Corporate bonds	35.14	(54,333)	47,268	33,252
Foreclosed assets	35.15	2,417	2,672	(1,312)
Capitalization of interest cost	35.16	141,608	75,041	28,348
Contingencies	35.17	19,258	24,162	25,597
Noncontrolling interest in subsidiaries	35.18	54,494	35,304	23,499

Net income in accordance with US GAAP		6,637,008	4,947,144	3,572,933

Less: Net income attributable to the noncontrolling interest		58,097	37,299	25,424

Net income attributable to the controlling interest in accordance with US GAAP		6,578,911	4,909,845	3,547,509

BANCO MACRO SA AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	2016	2015	2014

Net income in accordance with US GAAP	6,637,008	4,947,144	3,572,933

Other comprehensive income, net of tax:	106,175	131,719	58,269

Total comprehensive income, net in accordance with US GAAP	6,743,183	5,078,863	3,631,202

Less: Comprehensive income attributable to noncontrolling interest	58,966	37,210	25,431

Comprehensive income attributable to controlling interest	6,684,217	5,041,653	3,605,771

Total earning per share attributable to controlling interest in accordance with US GAAP – stated in pesos	11.25	8.40	6.07

Weighted average number of shares outstanding (in thousands)	584,563	584,563	584,537

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2016	2015	2014

Shareholders’ equity in accordance with Central Bank rules		22,105,898	15,877,550	11,491,817

Income taxes
Deferred taxes, net of allowances	35.1	197,357	190,243	366,107
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a)	(25,632)	(148,237)	(200,250)
Government and private securities	35.2.b)	5,496	(26,196)	(21,263)
Instruments issued by Central Bank of Argentina	35.2.c)	6,686	4,064	2,374
Securities in financial trust and others	35.2.d)	7,525	35,775	30,884
Loan origination fees	35.3	(110,485)	(38,045)	(91,290)
Allowance for loan losses
Credit Card Loans	35.4.b)	(42,238)	(33,876)	(25,664)
Impairment allowances (individual and collective) – Non Financial Private Sector and residents abroad	35.4.c)	75,249	(17,124)	3,772
Interest recognition – non accrual loans	35.4.d)	(19,277)	(24,249)	(22,078)
Intangible assets
Software costs	35.5.a)	(7,027)	(7,698)	(9,136)
Organizational costs	35.5.b)	—	—	(4,898)
Vacation accrual	35.6	(349,716)	(268,392)	(202,917)
Business combination
Acquisition of Banco de Tucumán SA	35.7.a)	(3,684)	(4,469)	(6,518)
Acquisition and Merger of Banco Privado de Inversiones SA	35.7.b)	(11,028)	(11,398)	(11,767)
Other	35.7.c)	(11,897)	(13,470)	(19,461)
Derivative instruments	35.10	—	35,494	—
Corporate bonds	35.14	31,560	85,893	38,625
Foreclosed assets	35.15	17,934	15,517	12,845

BANCO MACRO SA AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2016	2015	2014

Capitalization of interest cost	35.16	254,412	112,804	37,763
Contingencies	35.17	—	(19,258)	(43,420)
Noncontrolling interests in subsidiaries	35.18	182,799	128,305	93,001

Banco Macro S.A. Shareholders´ equity in accordance with US GAAP (1)		22,303,932	15,873,233	11,418,526

Noncontrolling interests (2)		(190,875)	(132,778)	(95,479)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		22,133,057	15,740,455	11,323,047

(1)	Includes the effects of other comprehensive income.
(2)	Includes the amount mentioned in Note 35.18 and the effect of adjustments mentioned above.

35.20.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2016, 2015 and 2014 – net of related income tax effects:

	Foreign Currency Items (1)	Unrealized Gains/ (losses) on securities (2)	Accumulated Other Comprehensive Income / (Loss) (3)

Balances as of December 31, 2013	81,422	(4,551)	76,871

Other comprehensive income before reclassification (4)	87,646	59,145	146,791

Amounts reclassified from accumulated other comprehensive income (5)	—	(57,147)	(57,147)

Tax effects	(30,675)	(700)	(31,375)

Balances as of December 31, 2014	138,393	(3,253)	135,140

Other comprehensive income before reclassification (4)	200,498	86,708	287,206

Amounts reclassified from accumulated other comprehensive income (5)	—	(84,562)	(84,562)

Tax effects	(70,174)	(751)	(70,925)

Balances as of December 31, 2015	268,717	(1,858)	266,859

Other comprehensive income before reclassification (4)	133,143	84,600	217,833

Amounts reclassified from accumulated other comprehensive income (5)	—	(54,487)	(54,487)

Tax effects	(46,600)	(10,571)	(57,171)

Balances as of December 31, 2016	355,260	17,774	373,034

BANCO MACRO SA AND SUBSIDIARIES

(1)	See Note 35.11.
(2)	See Note 35.2.
(3)	Includes amounts attributable to the non controlling interest for 869, (89) and 7 for the years ended December 31, 2016, 2015 and 2014, respectively.
(4)	Includes the unrealized gains or losses that had been included in Other Comprehensive Income before they were realized.
(5)	Includes gains or losses that were realized and included in net income of the current period. Under US GAAP, those amounts would be included under “security gain, net” on the consolidated statement of income.

35.21.	Statement of Cash Flows

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

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2016, 2015 and 2014, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (among other, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and exchange agreements (mentioned in Note 35.2.a)) with a book value of (1,080,493), 101,987 and 814,477, respectively.

The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2016	2015	2014
Causes of changes in cash and cash equivalents

Cash provided by (used in) operating activities
Interest received on loans, leases and investments	35,498,415	15,865,329	14,112,308
Fees and commissions received	7,942,217	6,114,393	4,652,186
Purchases and sales of trading securities	2,998,989	(609,566)	(3,077,897)
Other sources of cash	255,330	395,222	105,944

Less:
Interest paid	(12,212,172)	(8,690,640)	(6,507,313)
Fees and commissions paid	(2,572,351)	(1,689,901)	(1,174,403)
Cash paid to suppliers and employees	(9,282,454)	(6,780,651)	(5,091,123)
Increase in intangible assets	(383,295)	(256,297)	(206,865)
(Increase) / Decrease in other receivables from financial intermediation and other assets	(1,330,731)	(1,106,655)	173,783
Payment of income tax / minimum presumed income tax	(2,545,339)	(2,330,121)	(1,623,725)
Other	—	—	(405,499)

Net cash provided by operating activities	18,368,609	911,113	957,396

BANCO MACRO SA AND SUBSIDIARIES

	Year ended December 31,
	2016	2015	2014

Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(195,316,357)	(49,964,053)	(34,007,787)
- Proceeds from sales and maturities of investment securities	179,288,895	49,656,926	29,750,123
Increase in loans and leases, net	(26,315,921)	(19,282,249)	(5,454,747)
Proceeds from sales of Bank premises and equipment	5,199	5,808	5,178
Purchases of Bank premises and equipment	(405,619)	(388,022)	(266,359)

Net cash used in investing activities	(42,743,803)	(19,971,590)	(9,973,592)

Cash provided by (used in) financing activities
Increase in deposits, net	36,494,496	20,395,781	10,503,539
Increase in long term borrowings	3,466,900	210,395	184,624
Decrease in long term borrowings	(93,469)	(392,478)	(657,368)
Increase in other short term liabilities, net	2,923,097	2,270,200	1,460,447
Cash dividends paid	(962,631)	—	(598,486)

Net cash provided by financing activities	41,828,393	22,483,898	10,892,756

Increase in cash and cash equivalents	17,453,199	3,423,421	1,876,560
Cash at the beginning of fiscal year (1)	17,899,055	14,475,634	12,599,074

Cash at the end of fiscal year (1)	35,352,254	17,899,055	14,475,634

(1)	Includes interest bearing deposits.

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2016	2015	2014

Net income for the fiscal year	6,540,832	5,009,889	3,479,531

Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	417,771	338,914	269,799
Provision for loan losses, net of reversals	1,197,952	1,047,037	683,934
Net loss / (income) from government and private securities	7,363,828	(4,904,035)	(4,662,378)
Foreign exchange differences	2,712,137	510,039	1,070,000
Equity gain of unconsolidated subsidiaries	(44,462)	(33,692)	(49,635)
Increase from intangible assets	(383,295)	(256,297)	(206,865)
Non-computable VAT credit	132,531	87,947	85,965
Increase in taxes payable	932,038	155,542	338,461
(Increase) / Decrease in other receivables from financial intermediation and other assets	(1,330,731)	(1,106,655)	173,783
Net Decrease / (Increase) in interest receivable and payable and other accrued income and expenses	292,365	(509,612)	(69,635)
Non controlling interest in subsidiaries	54,592	35,359	23,492
Net Decrease / (Increase) in other sources of cash	483,051	536,677	(179,056)

Net cash provided by operating activities	18,368,609	911,113	957,396

BANCO MACRO SA AND SUBSIDIARIES

35.22.	Fair value Measurement Disclosures

FASB ASC 820 “Fair Value Measurement” defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2012, the Bank adopted the accounting guidance under FASB ASC 820 that requires additional disclosures including, among other things, (1) the amounts and reasons for certain significant transfers, (2) information about transfers between Level 1 and Level 2 of the fair value hierarchy, (3) information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs and (4) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. The following information incorporates these disclosure requirements.

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

As of December 31, 2016, 2015 and 2014, the Bank has no assets measured at fair value on a nonrecurring basis.

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

The Bank has categorized within Level 2, operations that do not meet the requirements of the standard to be considered within Level 1 and whose fair value can be calculated from observable market information, assets and liabilities associated with similar or comparable instruments. Most fair value estimations were made using the “income approach”, converting future amounts (cash flows or income or expenses) to a single current (that is, discounted) amount, considering an effective interest rate developed on the basis of the “yield curve” methodology taking observable inputs of similar instruments. There are also certain assets and liabilities included in this level for which we used the less active market approach to value them (identified identical instruments traded that have a “less active market” and took as inputs observable value trade on its main market at the measurement date). In addition, certain assets have projected flows of principal and interest, using the interest rate agreed on the date of issue, and then discounting these cash flows at the market rate for each asset or liability under analysis, obtaining thus the fair value of each investments. When these methods are used, the fair value measurement reflects current market expectations about those future amounts.

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

BANCO MACRO SA AND SUBSIDIARIES

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015 are as follows:

	December 31, 2016
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	2,999,919	2,833,399	166,520		—
- Equity securities	319,469	301,180	18,289		—

Available for sale
- Government securities	1,749,786	—	1,749,786		—
- Instruments issued by Central Bank	15,970,936	944,877	15,026,059	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	164,295	164,295	—		—

Available for sale
- Unlisted Corporate Bonds	478,437	148,668	329,769		—
- Securities in financial trusts	56,741	—	—		56,741

Receivables from spot transactions	58,037	52,032	6,005		—

Other receivables in securities	4	—	4		—

Derivative instruments	855	—	855		—

Total Assets	21,798,479	4,444,451	17,297,287		56,741

LIABILITIES
Other liabilities from financial intermediation
Payables from spot transactions	137,201	129,902	7,299		—

Total Liabilities	137,201	129,902	7,299		—

BANCO MACRO SA AND SUBSIDIARIES

	December 31, 2015
DESCRIPTION	Total	Level 1	Level 2		Level 3

ASSETS
Government and private securities
Trading
- Government securities	4,921,771	4,908,235	13,536		—
- Equity securities	1,127,399	1,112,646	14,753		—

Available for sale
- Government securities	1,011,611	32,606	979,005		—
- Instruments issued by Central Bank	8,307,056	5,066,846	3,240,210	(*)	—

Other receivables from financial intermediation
Trading
- Mutual funds	174,441	174,441	—		—

Available for sale
- Unlisted Corporate Bonds	609,387	149,886	459,501		—
- Securities in financial trusts	130,594	—	—		130,594

Receivables from spot transactions	117,705	90,033	27,672		—

Other receivables in securities	4	—	4		—

Total Asset	16,399,968	11,534,693	4,734,681		130,594

LIABILITIES
Other liabilities from financial intermediation
Payables from spot transactions	39,302	39,302	—		—

Derivative instruments	526,629	—	526,629		—

Total liabilities	565,931	39,302	526,629		—

(*)	It includes instruments issued by Central Bank of Argentina with, most of them, less than one year maturity.

BANCO MACRO SA AND SUBSIDIARIES

The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

	Fair value measurements using significant unobservable inputs (Level 3) December 31, 2016
Description	Securities in financial trusts	Total

Beginning balance	130,594	130,594
Transfer into Level 3	—	—
Transfer out of Level 3	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	(18,168)	(18,168)
- Included in other comprehensive income	(4,265)	(4,265)
Purchases, issuances, sales, and settlements
- Purchases	—	—
- Issuances	—	—
- Sales	—	—
- Settlements	(51,420)	(51,420)

Ending balance	56,741	56,741

	Fair value measurements using significant unobservable inputs (Level 3) December 31, 2015
Description	Securities in financial trusts	Total

Beginning balance	142,243	142,243
Transfer into Level 3	—	—
Transfer out of Level 3	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	(59,204)	(59,204)
- Included in other comprehensive income	4,519	4,519
Purchases, issuances, sales, and settlements
- Purchases	45,879	45,879
- Issuances	—	—
- Sales	—	—
- Settlements	(2,843)	(2,843)

Ending balance	130,594	130,594

BANCO MACRO SA AND SUBSIDIARIES

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

	December 31, 2016
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Securities in financial trusts	56,741	Income Approach (discounted cash flow)	Discount rate in pesos Discount rate in foreign currency	24.36% - 24.36% (24.36%) 5.12% - 5.12% (5.12%)

	December 31, 2015
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)

Securities in financial trusts	130,594	Income Approach (discounted cash flow)	Discount rate in pesos Discount rate in foreign currency	25% - 34% (33%) 12% - 12% (12%)

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

As of December 31, 2016 and 2015, the Bank has not made significant transfers in and out of Level 1, Level 2, and Level 3.

Fair Value Option

FASB ASC 825 “Financial Instruments” allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2016, 2015 and 2014, the Bank did not elect to apply the fair value option.

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

BANCO MACRO SA AND SUBSIDIARIES

The following methods and assumptions were used to estimate the fair value for financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section:

•	Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2016 and 2015. Loans and assets subject to financial leases are not normally purchased and sold by the Bank, and there are no active trading markets for most of this portfolio. Accordingly, the Banks estimates are categorized in Level 3 of the Fair Value Hierarchy.

•	Deposits: the Bank’s deposits as of December 31, 2016 and 2015, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end observable market interest rates for similar deposits. In consequence, Demand Deposits are categorized in Level 1 and Time Deposits are categorized in Level 2 of the Fair Value Hierarchy.

•	Other liabilities from financial intermediation (except Nonsubordinated corporate bonds) and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet. Other liabilities from financial intermediation and Other liabilities are categorized in Level 2 of the Fair Value Hierarchy.

•	Subordinated and Nonsubordinated corporate bonds: as of December 31, 2016 and 2015, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration. These instruments are categorized in Level 2 of the Fair Value Hierarchy.

•	Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2016 and 2015:

	As of December 31,
	2016					2015
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS

Cash	36,089,156	36,089,156	—	—	36,089,156	19,402,821	19,402,821

Government and private securities	19,846,269	3,716,793	16,141,621	—	19,858,414	15,391,372	15,369,240

Loans	87,973,007	—	—	86,651,207	86,651,207	62,332,415	58,928,302

Other receivables from financial intermediation	5,313,607	3,125,028	2,076,625	66,588	5,268,241	3,295,253	3,311,640

Receivables to financial leases	370,152	—	—	320,762	320,762	433,932	356,512

Other receivables	1,277,081	1,277,081	—	—	1,277,081	978,881	978,879

	150,869,272	44,208,058	18,218,246	87,038,557	149,464,861	101,834,674	98,347,394

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2016					2015
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL LIABILITIES

Deposits	111,939,740	58,849,969	53,175,424	—	112,025,393	76,521,598	76,541,573

Other liabilities from financial intermediation	10,528,503	8,624,012	1,845,518	—	10,469,530	7,537,365	7,596,316

Other Liabilities	3,482,907	—	3,482,907	—	3,482,907	2,650,459	2,650,459

Subordinated Corporate Bonds	6,407,840	—	6,025,359	—	6,025,359	1,957,618	2,115,720

	132,358,990	67,473,981	64,529,208	—	132,003,189	88,667,040	88,904,068

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

Therefore, had US GAAP been applied as of December 31, 2016 and 2015, “Other assets” would have increased by 56,001 and 35,102, respectively, with an offsetting decrease in various assets and liabilities accounts. Additionally, as of December 31, 2016 and 2015, income from equity in other companies would have increased by 49,209 and 44,910, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

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

Had US GAAP been applied, both the Bank’s assets and liabilities would decrease by approximately 718,040 and 815,603 as of December 31, 2016 and 2015, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.25.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 513,301 and 1,364,407 as of December 31, 2016 and 2015, respectively.

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

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased approximately by 19,335 and 1,403 as of December 31, 2016 and 2015, respectively.

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

As of December 31, 2016 and 2015, none of the trusts were considered a variable interest entity.

In addition, the others trusts mentioned in Note 14.1 were not considered VIE and were classified as investment securities available for sale under FASB ASC 320. See Note 35.2.d).

35.28.	New Accounting pronouncements (US GAAP)

a)	Revenue from Contracts with Customer – ASU 2014-09 (Topic 606). Revenue from Contracts with Customer

In May 2014, FASB issued ASU 09 “Revenue from Contracts with Customers”. The core principal of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgments and make more estimates. The original guidance has been amended through subsequent accounting standard updates. During 2016, the following updates amended the original guidance:

In April 2016, FASB issued ASU 10 “Revenue from Contracts with Customer – Identifying Performance Obligations and Licensing”. The amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance.

Also, in May 2016, FASB issued ASU 12 “Revenue from Contracts with Customers – Narrow-Scope Improvements and Practical Expedients”. The amendments in this update, address to certain issued identified by TGR in the guidance of assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and the Bank plans to adopt this standard on the effective date. The bank has been assessing this ASU and the preliminary findings is that the new pronouncement will not have a significant impact on the consolidated financial statements as the majority of our business transactions will not be subject to this pronouncement.

BANCO MACRO SA AND SUBSIDIARIES

b)	Financial Instruments – Overall – ASU 2016-01 (Subtopic 825-10). Recognition of Financial Assets and Financial Liabilities.

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

c)	Leases – ASU 2016-02 (Topic 842).

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

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 and the Bank plans to adopt this standard on the effective date. The bank is currently assessing the potential impact of this guidance, which will apply primarily to operating leases.

d)	Derivatives and Hedging – ASU 2016-05 (Topic 815). Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships.

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

BANCO MACRO SA AND SUBSIDIARIES

e)	Derivatives and Hedging – ASU 2016-06 (Topic 815). Contingent Put and Call Options in Debt Instruments.

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

f)	Investments – Equity Method and Joint Ventures – ASU 2016-07 (Topic 323). Simplifying the Transition to the Equity Method of Accounting.

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

g)	Financial Instruments – Credit Losses – ASU 2016-13 (Topic 326). Measurement of Credit Losses on Financial Instruments

In June 2016, FASB issued ASU 13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instrument”. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The ASU requires entities to estimate and recognize an allowance for lifetime expected credit losses for loans (including TDR Loans), held-to-maturity debt securities, off-balance sheet credit exposures and certain other financial assets measured at amortized cost. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Bank is currently evaluating the potential impact of this ASU on its Consolidated Financial Statements.

BANCO MACRO SA AND SUBSIDIARIES

h)	Statement of Cash Flow – ASU 2016-15 (Topic 230). Classification of Certain Cash Receipts and Cash Payments.

In August 2016, FASB issued ASU 15 “Statement of Cash Flow – Classification of Certain Cash Receipts and Cash Payments”. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in how certain cash receipt and cash payments are presented and classified in the Statement of Cash Flow under Topic 230. The eight specific cash flow issues are as follows: (i) Debt Prepayment or Debt Extinguishment Costs; (ii) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (iii) Contingent Consideration Payments Made after a Business Combination; (iv) Proceeds from the Settlement of Insurance Claims; (v) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; (vi) Distributions Received from Equity Method Investees; (vii) Beneficial Interests in Securitization Transactions and (viii) Separately Identifiable Cash Flows and Application of the Predominance Principle.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

i)	Income Taxes – ASU 2016-16 (Topic 740). Intra-Entity Transfers of Assets Other Than Inventory.

In October 2016, FASB issued ASU 16, “Income Taxes – Intra-Entity Transfers of Assets Other Than Inventory”. With the amendments of this update, an entity should recognize the tax income consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than an inventory.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

j)	Consolidation – ASU 2016-17 (Topic 810). Interest Held through Related Parties That are under Common Control.

In October 2016, FASB issued ASU 17 “Consolidation – Interest Held through Related Parties That are under Common Control”. Under this amendment, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Bank does not expect significant impact from the adoption of this statement.

k)	Statement of Cash Flow – ASU 2016-18 (Topic 230). Restricted Cash.

In November 2016, FASB issued ASU 18 “Statement of Cash Flow – Restricted Cash”. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

BANCO MACRO SA AND SUBSIDIARIES

l)	Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customer – ASU 2016-20.

In December 2016, FASB issue ASU 20 “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customer”. The amendments in this Update are related to an ongoing project on the FASB agenda about Technical Corrections and Improvements to clarify the Codification or to correct unintended application of guidance, that are not expected to have a significant effect on current accounting practice or create a significant administrative cost for most entities. The amendments in this Update are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

m)	Business Combination (Topic 805) – Clarifying the Definition of a Business.

In January 2017, FASB issued ASU 01 “Business Combination – Clarifying the Definition of a Business”. The amendments in this Update provide a more robust framework to use in determining when a set of assets and activities is a business.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

n)	Accounting Changes and Error Corrections (Topic 250) and Investments – Equity Method and Joint Ventures (Topic 323). Amendments to SEC Paragraphs Pursuant to Staff Announcement at the September 22, 2016 and November 17, 2016 EITF Meetings.

In January 2017, FASB issued ASU 03 “Accounting Changes and Error Corrections and Investments – Equity Method and Joint Ventures” related to Sec Staff Announcements. The SEC Observer made the following SEC Staff Announcement, “Disclosure of the Impact That Recently Issued Accounting Standards Will Have on the Financial Statements of a Registrant When Such Standards Are Adopted in a Future Period”. This announcement applies to Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The SEC staff expects the additional qualitative disclosures to include a description of the effect of the accounting policies that the registrant expects to apply, if determined, and a comparison to the registrant’s current accounting policies. Also, a registrant should describe the status of its process to implement the new standards and the significant implementation matters yet to be addressed.

Amendments in this Update are effective when the respective ASU are adopted. The Bank does not expect significant impact from the adoption of this statement.