Form 20-F
period 2017-12-31
Macro Bank Inc.
filed 2018-04-25
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

658,427,351 Class B ordinary shares, par value Ps.1.00 per share

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes  ☒    No  ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Hugo N. L. Bruzone Bruchou, Fernández Madero & Lombardi Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina	Jeffrey Cohen Linklaters LLP 1345 Avenue of the Americas New York, NY 10105

Certain defined terms

In this annual report, we use the terms “the registrant,” “we,” “us,” “our” the “Bank” and “Banco Macro” to refer to Banco Macro S.A. and its subsidiaries, on a consolidated basis. References to “Banco Macro” refer to Banco Macro S.A. on an individual basis. References to “Class B shares” refer to shares of our Class B common stock and references to “ADSs” refer to American depositary shares representing our Class B shares, except where otherwise indicated by the context.

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” or the “Federal government” refer to the federal government of Argentina, the term “Argentine Congress” refers to the Argentine National Congress, the legislative branch of the government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “BYMA” refers to Bolsas y Mercados Argentinos S.A., or the Buenos Aires Stock Exchange, the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Commerce and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency.

The term “Brazil” refers to the Federative Republic of Brazil.

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “U.S. GAAP” refers to generally accepted accounting principles in the United States, “Argentine GAAP” refers to generally accepted accounting principles in Argentina and “Central Bank Rules” refers to the accounting and other regulations of the Central Bank. The term “INDEC” refers to the National Statistics Institute (Instituto Nacional de Estadísticas y Censos).

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Assets and liabilities indexed by CER were adjusted according to the Autonomous City of Buenos Aires Urban Consumer Price Index (Indice de Precios al Consumidor de la Ciudad Autónoma de Buenos Aires) for the months of December 2015 and January 2016, replacing the prior measurement. Pursuant to Resolution 100/2016, from the Ministry of Economy and Finance, as of February 2016 and up to April 25, 2016, the San Luis Urban Consumer Price Index (Índice de Precios al Consumidor de la Provincia de San Luís) was used to adjust the CER. Pursuant to Resolution 203/2016 from the Ministry of Economy and Finance, as of June 2016, the Consumer Price Index (Índice de Precios al Consumidor) from the INDEC is now used to adjust the CER.

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

Our consolidated financial statements consolidate the financial statements of our following subsidiaries:

•	Banco del Tucumán S.A. (“Banco del Tucumán”);

•	Macro Bank Limited (an entity organized under the laws of Bahamas);

•	Macro Securities S.A. (“Macro Securities”);

•	Macro Fiducia S.A.; and

•	Macro Fondos S.G.F.C.I. S.A.

As mentioned in note 7 to our financial statements “Reconciliation of amounts with the accounting framework for convergence with International Financial Reporting Standards (“IFRS”) for the fiscal year ended December 31, 2017,” the Central Bank established through Communication “A” 5541, the general guidelines for the convergence process towards IFRS as issued by the International Accounting Standards Board (“IASB”), and for preparation of financial statements of the entities under the Central Bank supervision, corresponding to fiscal years beginning on January 1, 2018, as well as for the interim periods beginning on such date.

Additionally, through Central Bank Communications “A” 6114 and “A” 6430, as amended and supplemented, the Central Bank established specific guidelines within the framework of this convergence process, through which (i) granted a temporary exception until December 31, 2019 from the application of section 5.5 “impairment” of IFRS 9 “Financial instruments” and, (ii) it clarifies that, in order to calculate the effective interest rate of assets and liabilities that are required for measurement, in accordance with the provisions of IFRS 9, a lump-sum estimate may be performed to calculate the effective interest rate may be made on a group of financial assets or liabilities with similar characteristics to which IFRS 9 may be applicable. Finally, through Communications “A” 6323 and 6324, the Central Bank defined the minimum chart of accounts that must be taken into account by the Bank for the registry of operations and patrimonial variations and the provisions applicable for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning January 1, 2018.

Considering the aforementioned, we are currently in the process of convergence towards IFRS, within the scope defined by the Central Bank in Communication “A” 6114, establishing January 1, 2017 as the transition date as established in IFRS 1 “ First-Time Adoption of International Financial Reporting Standards.”

Our audited consolidated financial statements as of and for the three years ended December 31, 2017 included in this annual report have been reconciled to U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2017 for a reconciliation of our consolidated financial statements to U.S. GAAP. See also Item 5.A “Operating and Financial Review and Prospects” for a reconciliation of Central Bank Rules to U.S. GAAP.

Based on Communication “A” 5940 of the Central Bank, we derecognized certain provisions related to monetary sanctions amounting to Ps.1,468 thousand with retroactive effect from January 1, 2015. Our financial information, as prepared in conformity with Central Bank Rules, is sent on a monthly basis to the Central Bank and is published on its website www.bcra.gob.ar. In addition, we also file quarterly and annual financial statements with the Central Bank, the CNV and Bolsas y Mercados Argentinos S.A. (“BYMA”).

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

Our internet site is not part of this Annual Report

We maintain an internet site at www.macro.com.ar. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this internet site are inactive textual references to this URL, or “uniform resource locator” and are for informational reference only.

Cautionary statement concerning forward-looking statements

This annual report contains certain statements that we consider to be “forward-looking statements.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in economic, business, political, legal, social or other conditions in Argentina and worldwide;

•	governmental intervention and regulation (including banking and tax regulations);

•	developments in the global financial markets;

•	deterioration in the Argentine financial system or regional business and economic conditions;

•	inflation;

•	fluctuations and declines in the exchange rate of the Peso;

•	changes in interest rates which may adversely affect financial margins;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decrease in deposits, customer loss and revenue loss;

•	competition in banking, financial services and related industries and the loss of market share;

•	cost and availability of funding;

•	technological changes, changes in consumer spending and saving habits, and inability to implement new technologies;

•	the integration of any acquisitions and the failure to realize expected synergies; and

•	the risk factors discussed under Item 3.D “Risk Factors.”

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of competition. Forward-looking statements speak only as of the date they were made, and we will not, and disclaim any obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

We have derived our selected consolidated financial data as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 from our audited consolidated financial statements included in this annual report. We have derived our selected consolidated financial data for the years ended December 31, 2013, 2014 and 2015 from our audited consolidated financial statements not included in this annual report. Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2017, as reported by the Central Bank was Ps.18.7742 to U.S.$1.00. See Item 10.D “Exchange Controls” for additional information regarding Peso/U.S. dollar exchange ratios.

	Year Ended December 31,
	2013	2014	2015 (1)	2016	2017
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Selected Consolidated Income Statement
Central Bank Rules:
Financial income	9,753,531	14,682,649	20,109,123	28,935,288	36,500,040
Financial expense	(4,021,540)	(6,582,561)	(8,842,655)	(13,300,762)	(13,545,381)
Gross intermediation margin	5,731,991	8,100,088	11,266,468	15,634,526	22,954,659
Provision for loan losses	(540,032)	(664,882)	(877,134)	(1,073,085)	(1,595,201)
Service charge income	3,426,324	4,655,788	6,115,362	7,968,732	10,646,390
Service charge expense	(917,807)	(1,215,759)	(1,714,833)	(2,603,839)	(3,342,116)
Administrative expenses	(4,015,356)	(5,498,879)	(7,225,908)	(9,970,656)	(12,863,015)

	Year Ended December 31,
	2013	2014	2015 (1)	2016	2017
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Other income	253,214	351,203	409,172	598,449	905,828
Other expense	(143,688)	(262,350)	(442,216)	(481,326)	(1,448,814)
Minority Interest in subsidiaries	(18,173)	(23,492)	(35,359)	(54,592)	(84,775)
Income Tax	(1,332,909)	(1,962,186)	(2,485,663)	(3,477,377)	(5,784,184)
Net income	2,443,564	3,479,531	5,009,889	6,540,832	9,388,772
Net income per share (2)	4.18	5.95	8.57	11.19	14.92
Dividends per share approved by the shareholders’ meeting	1.02	1.02	1.10	1.20	(3)
Dividends per share in U.S.$ approved by the shareholders’ meeting	0.16	0.12	0.08	0.08	(3)
Dividends per share approved by the Central Bank	1.02	0.39	1.10	1.20	—
Dividends per share in U.S.$ approved by the Central Bank	0.16	0.05	0.08	0.08	—
Weighted average number of outstanding shares (in thousands)	584,485	584,563	584,563	584,563	629, 328
U.S. GAAP: (4)
Net income	2,479,680	3,572,933	4,947,144	6,637,008	9,637,883
Extraordinary Gain	—	—	—	—	—
Less: Net income attributable to the non-controlling interest	(18,521)	(25,424)	(37,299)	(58,097)	16,070
Net income attributable to the controlling interest	2,461,159	3,547,509	4,909,845	6,578,911	9,653,953
Net income per share	4.24	6.11	8.46	11.35	15.31
Net income per share attributable to the controlling interest (5)	4.21	6.07	8.40	11.25	15.34
Weighted average number of outstanding shares (in thousands)	584,485	584,537	584,563	584,563	629,328

(1)	Based on Communication “A” 5940 of the Central Bank, we reversed certain provisions related to monetary sanctions amounting to Ps. 1,468 thousand with retroactive effect on our 2015 financial statements.
(2)	Net income in accordance with Central Bank Rules divided by weighted average number of outstanding shares.
(3)	On March 8, 2018, our Board of Directors resolved to propose to the shareholders meeting a distribution of Ps.5.0 per share for the fiscal year ended December 31, 2017. Such dividends are pending approval from the shareholders’ meeting as of the date of this annual report.
(4)	See note 35 to our audited consolidated financial statements as of, and for the three years ended December 31, 2017 for the summary of significant differences between Central Bank Rules and U.S GAAP.
(5)	Net income in accordance with U.S. GAAP divided by weighted average number of outstanding shares.

	As of December 31,
	2013	2014	2015(1)	2016	2017
	(in thousands of Pesos)
Selected Consolidated Balance Sheet
Central Bank Rules:
Assets
Cash and due from banks and correspondents	12,860,529	15,434,202	19,402,821	36,089,156	34,267,560
Government and private securities	2,441,316	10,312,498	15,391,372	19,846,269	36,624,640
Loans:
to the non-financial government sector	640,158	604,417	748,067	1,532,532	1,797,341
to the financial sector	364,897	213,867	227,390	1,730,620	3,271,837
to the non-financial private sector and foreign residents	39,023,795	44,108,055	62,852,922	86,540,360	129,585,634
Allowances for loan losses	(1,006,495)	(1,186,044)	(1,495,964)	(1,830,505)	(2,654,586)
Other assets	4,970,834	5,508,639	7,825,351	11,090,528	21,350,278
Total assets	59,295,034	74,995,634	104,951,959	154,998,960	224,242,704
Average assets	53,268,656	67,852,744	86,493,207	126,081,164	181,849,291
Liabilities and shareholders’ equity
Deposits:
from the non-financial government sector	6,580,041	8,570,055	9,588,378	9,552,190	12,890,701

	As of December 31,
	2013	2014	2015(1)	2016	2017
	(in thousands of Pesos)
from the financial sector	26,874	38,683	40,145	55,867	81,359
from the non-financial private sector and foreign residents	36,820,103	46,107,816	66,893,075	102,331,683	131,253,861
Other liabilities from financial intermediation and other liabilities	6,023,432	7,228,056	10,187,824	14,011,410	28,399,658
Provisions	159,381	171,923	258,025	335,007	694,919
Subordinated corporate bonds	981,142	1,287,317	1,957,618	6,407,840	7,589,940
Items pending allocation	7,128	6,966	21,039	16,266	27,138
Minority interest in subsidiaries	69,502	93,001	128,305	182,799	174,581
Total liabilities	50,667,603	63,503,817	89,074,409	132,893,062	181,112,157
Shareholders’ equity	8,627,431	11,491,817	15,877,550	22,105,898	43,130,547
Average shareholders’ equity	7,344,336	10,425,703	13,477,595	19,188,120	32,800,591
U.S. GAAP: (2)
Shareholders’ equity attributable to the controlling interest	8,332,414	11,323,047	15,740,455	22,113,057	43,496,847
Non-controlling interests	70,055	95,479	132,778	190,875	174,805
Shareholders’ equity	8,402,469	11,418,526	15,873,233	22,303,932	43,671,652

(1)	Based on Communication “A” 5940 of the Central Bank, we reversed certain provisions related to monetary sanctions amounting to Ps. 1,468 thousand with retroactive effect on our 2015 financial statements.
(2)	See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2017 for a summary of significant differences between Central Bank Rules and U.S. GAAP.

	As of and for the year ended December 31,
	2013	2014	2015	2016	2017
Selected consolidated ratios:
Profitability and performance
Net interest margin (%) (1)	13.70	15.74	17.90	18.22	17.71
Fee income ratio (%) (2)	37.41	36.50	35.18	33.76	31.68
Efficiency ratio (%) (3)	43.84	43.11	41.57	42.24	38.28
Ratio of earnings to fixed charges (excluding interest on deposits) (4)	20.70x	25.04x	31.40x	23.65x	15.15x
Ratio of earnings to fixed charges (including interest on deposits) (5)	2.14x	2.01x	2.07x	1.93x	2.46x
Fee income as a percentage of administrative expense (%)	85.33	84.67	84.63	79.92	82.77
Return on average equity (%)	33.27	33.37	37.17	34.09	28.62
Return on average assets (%)	4.59	5.13	5.79	5.19	5.16
Liquidity
Loans as a percentage of total deposits (%)	92.17	82.11	83.41	80.22	93.36
Liquid assets as a percentage of total deposits (%) (6)	33.34	40.57	38.43	47.64	50.39
Capital
Total equity as a percentage of total assets (%)	14.55	15.32	15.13	14.26	19.23
Regulatory capital as a percentage of credit risk-weighted assets (%)	25.29	24.02	20.79	30.00	37.03
Asset Quality
Non-performing loans as a percentage of total loans (%) (7)	1.66	1.95	1.55	1.15	1.08
Allowances for loan losses as a percentage of total loans	2.51	2.64	2.34	2.04	1.97
Allowances for loan losses as a percentage of non-performing loans (%) (7)	151.67	135.29	151.48	176.77	183.22
Operations
Number of branches	430	434	439	444	445
Number of employees (8)	8,613	8,693	8,727	8,617	8,774

(1)	Net interest income divided by average interest earning assets.
(2)	Service charge income divided by the sum of gross intermediation margin and service charge income.
(3)	Administrative expenses divided by the sum of gross intermediation margin and service charge income.
(4)	For the purpose of computing the ratio of earnings to fixed charges excluding interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges excluding interest on deposits consist of gross interest expense minus interest on deposits.
(5)	For the purpose of computing the ratio of earnings to fixed charges including interest on deposits, earnings consist of income before income taxes plus fixed charges; fixed charges including interest on deposits is equal to gross interest expense.
(6)	Liquid assets include cash, cash collateral, reverse repos, Letras del Banco Central (Central Bank bonds, “Lebacs”) and Notas del Banco Central (Central Bank notes, “Nobacs”) and interfinancing loans.
(7)	Non-performing loans include all loans to borrowers classified as “3-troubled/medium risk,” “4-with high risk of insolvency/high risk,” “5-irrecoverable” and “6-irrecoverable according to Central Bank’s Rules” under the Central Bank loan classification system.

(8)	Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security, and other casual workers included, the number of employees would have been 8,708, 8,728, 8,765, 8,666 and 8,826 for 2013, 2014, 2015, 2016 and 2017, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below with all of the other information included in this annual report before deciding to invest in our Class B shares or our ADSs. If any of the following risks actually occurs, it may materially harm our business and our financial condition and results of operations. As a result, the market price of our Class B shares, our ADSs could decline and you could lose part or all of your investment.

Investors should carefully read this annual report in its entirety. They should also take into account and evaluate, among other things, their own financial circumstances, their investment goals, and the following risk factors.

Risks relating to Argentina

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition.

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The new administration assumed office on December 10, 2015.

Since assuming office, the new administration has announced several significant economic and policy reforms, including:

•	Agreement with holdout creditors. The new administration has settled the substantial majority of outstanding claims brought by holdouts creditors and has issued sovereign bonds in the international financial markets. Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

•	Foreign exchange reforms. The new administration eliminated a significant portion of foreign exchange restrictions, including currency controls that were imposed by the previous administration. With the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new participants to the system, the free-floating exchange market (the “Exchange Market”) was created by virtue of Decree No. 27/2018 published on January 11, 2018. Furthermore, on August 8, 2016, the Central Bank introduced material changes to the foreign exchange regime and established a new foreign exchange regime by means of Communication “A” 6037 and Communication “A” 6244 which significantly ease access to the Exchange Market. In addition, on December 26, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual mandatory statement filing for every person whose total flow of funds or balance of assets and liabilities is or exceeds U.S.$1 million during the previous calendar year. See “—Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy” and Item 10.D “Exchange Controls.”

•	Foreign trade reforms. The new administration eliminated or reduced the export duties applicable to several agricultural products and eliminated the export duties applicable to most exports of industrial and mining products. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Argentine government to repay outstanding commercial debt for the import of goods.

•	Financial policy. The new administration took steps to strengthen public accounts, reducing the fiscal deficit through a series of fiscal and other measures partly through the elimination of subsidies to existing public services, such as those applicable to electricity and gas services. The administration announced that its goal is to balance the primary budget by 2019.

•	Correction of monetary imbalances: The new administration announced the adoption of a series of measures to reduce inflation and set inflation goals through 2019. The Central Bank has increased its efforts to reduce surplus monetary imbalances and increased interest rates in Pesos to offset inflationary pressure.

•	Tax Amnesty Law: In July 2016, the Régimen de Sinceramiento Fiscal (the “Tax Amnesty Law”) was introduced to promote the voluntary declaration of assets by Argentine residents. The law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, as long as they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. In the case of cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed and deposited by November 21, 2016 in special accounts opened at Argentine financial entities.

•	Domestic capital markets: On November 13, 2017, the Argentine government submitted a draft bill to the Lower House of the Argentine Congress with the goal of developing the domestic capital markets. The draft bill would amend the existing Argentine Capital Markets Law, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law, among other relevant complementary legislation with the aim of updating and fostering the development of the domestic capital markets and proposing the derogation of the power granted to the CNV to intervene in the board of directors without court order. In turn, the draft bill seeks to increase the investor base and companies which take part in the capital markets, promoting productive financing, especially regarding micro, small and medium-sized companies. Furthermore, the bill would amend certain tax provisions, regulations relating to derivatives and support for a financial inclusion program. On November 22, 2017, the draft was approved by the Lower House of the Argentine Congress and was sent to the Senate for its signoff. However, as of the date of this annual report, the bill has not been approved. On March 21, 2018 the Senate approved the draft with certain changes, that shall be resent to the Lower House for its approval.

•	Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria): On November 8, 2017, the Lower House of the Argentine Congress approved the bill (Law No.27.401) providing for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. According to the law, a company may be held liable if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control. Companies found liable under this law may be subject to various sanctions, including, among others, fines ranging from two to five times of the undue benefit obtained, total or partial suspension of commercial activities, suspension to participate in bidding processes or activity linked to the National State, dissolution and liquidation of legal status, loss or suspension of benefits or government subsidies that they may have and the publication of the conviction sentence for two days, in a national newspaper.

•	Social security reform bill. On December 19, 2017, the Argentine Congress passed the social security reform bill which, among other amendments, modified the adjustment formula in the retirement system with a view to supplying the necessary funds of ANSES to guarantee that retirees who earn the minimum pension receive 82% of the minimum salary. Social security payments shall be subject to an updated formula to be applied every year in March, June, September and December, 70% of the calculation will come from the CPI published by INDEC and 30% from the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE” per its initials in Spanish) variation, an indicator published by the Ministry of Labor which measures the evolution of public sector salaries. Moreover, instead of the biannual increase, a quarterly increase will be applied. After the passing of the draft bill, on December 20, 2017, Decree No. 1058 was published and, with the aim of avoiding divergence with the application of the previous formula, established a compensatory bonus for retirees, pensioners and beneficiaries of the universal insurance per child (asignación universal por hijo).

•	Labor reform bill. On November 19, 2017, the Macri administration sent a labor draft bill to Congress in order to amend the current labor law. The draft bill proposes to establish a period for companies to register their employees, obtain benefits and avoid the application of certain sanctions imposed by the current legislation. Furthermore, the draft bill includes amendments to the amount to be considered for the calculation of severance payments. As of the date of this annual report, the draft bill has not yet been considered by the Argentine Congress.

•

Tax reform. On December 27, 2017, the Argentine Congress approved a tax reform that came into force on December 29, 2017 as Law No. 27,430 (the “Tax Reform”). The reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, broaden income taxes to cover more individuals and encourage investment, with the long-term goal of restoring fiscal balance. The reform is part of a larger program announced by President Macri, intended to increase employment, make the Argentine economy more competitive (by reducing the fiscal deficit, for example) and sustainably diminish poverty. The main aspects of the Tax Reform include: (i) capital gains realized by individuals that are Argentine tax residents on sales of real estate (subject to certain exceptions, including a primary residence exemption) acquired after the enactment of the bill will be subject to tax at the rate of 15%, calculated on the acquisition cost adjusted for inflation; (ii) income obtained from currently exempt bank deposits and sales of securities (including government securities) by individuals that are Argentine tax residents will be subject to tax at the rate of (a) 5% in the case of those denominated in Pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed.

Income obtained from the sales of shares made on a stock exchange will remain exempt, subject to compliance with certain requirements; (iii) corporate income tax will initially decline to 30% in 2019 and 2020 and to 25% starting in 2021; (iv) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (v) the percentage of tax debits and credits that can be credited towards income tax will be gradually increased over a five year period, from the current 17% for credits to 100% for credits and debits. For further information, see “Taxation—Certain Argentine Tax Considerations” below.

•	Electricity and gas reforms. The Argentine government has also declared a state of emergency with respect to the national electrical system, which remained in effect until December 31, 2017. Under this state of emergency, the Argentine government was permitted to take actions designed to guarantee the supply of electricity. In this context, subsidy policies were reexamined, and new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Following the tariff increases, preliminary injunctions requesting a suspension of tariff increases were filed by customers, politicians and non-governmental organizations that defend customers’ rights, which were granted by Argentine courts. The new gas tariff schedule was published on October, 2016 with an increase between 300% and 500%. On October 11, 2016, the Ministry of Energy and Mining (a) expanded the number of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates. The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average). On March 10, 2017, a public hearing was held in order to discuss the increase in gas rates as of April 2017. On March 31, 2017, the new gas tariff for small and medium sized companies scheme was published by the Macri administration with an increase of 30% in February and 18% in March.

•	Public Private Participation Law. On November 16, 2016, the Public Private Participation Law was passed by Congress, and has been regulated by Decree No. 118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees Nos. 1299/00 and 967/05) and supports the use of public price participation schemes for a large variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of services or other activities, provision of services productive, investments, applied research, technological innovation and associated services. The Public Participation Law also includes protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these associative schemes.

In addition, on November 16, 2017, the Argentine government, the governors of the majority of Argentine provinces, including the Province of Buenos Aires, and the Head of Government of the City of Buenos Aires entered into an agreement pursuant to which some guidelines were established in order to harmonize the tax structures of the different provinces and the City of Buenos Aires. Among other commitments, the provinces and the City of Buenos Aires agreed to gradually reduce the tax rates applicable to stamp tax and turnover tax within a five-year period and withdraw their judicial claims against the Argentine government in connection with the federal co-participation regime. In exchange for this, the Argentine government, among other commitments, agreed to (i) compensate the provinces and the City of Buenos Aires (provided they enter into the agreement) for the effective reduction of its resources in 2018, resulting from the proposed elimination of section 104 of Law No. 20.628 and amendments (the “Income Tax Law”), quarterly updating such compensation in the following years, and (ii) issue a 11-year bond where funds generate services for Ps.5,000 million in 2018 and Ps.12,000 every year starting from 2019, to be distributed among all the provinces, with the exception of the Province of Buenos Aires and the City of Buenos Aires, according to the effective distribution coefficients resulting from the federal co-participation regime. The provincial governments which took part in this agreement have committed to file, within the next 30 days after the execution of the agreement, the necessary draft bills for its implementation and authorize their respective executive branches to ensure its fulfilment. This agreement shall only be effective in those provinces where the respective legislative branches have passed it. In this sense, on December 22, 2017,the Argentine Congress passed the projects on fiscal consensus and fiscal liability (“Consenso Fiscal” and “Responsabilidad Fiscal,” respectively), with some amendments.

In addition, congressional elections were held on October 22, 2017 and Mauricio Macri’s governing coalition obtained the largest share of votes at the national level. However, even when the number of coalition members in Congress increased (holding in the aggregate 107 of a total of 257 seats in the House of Representatives and 24 of a total of 72 seats in the Senate), the coalition still lacks a majority in either chamber of the Argentine Congress and, as a result, some or all of the required changes and improvement to the economy and investment environment (including the reduction of the fiscal deficit, reduction of the inflation rate and fiscal and labor reforms, among others) may not be implemented, which would adversely affect the continued improvement of the economy and investment environment.

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

A substantial part of our operations, properties and customers are located in Argentina. As a result, our business is, to a very large extent, dependent upon the economic, social and political conditions prevailing in Argentina. No assurance can be given that future economic, social and political developments in Argentina, over which we have no control, will not have a material adverse effect on our business, financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in the global markets.

Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. The global financial crisis that commenced in the last quarter of 2008, negatively affected the economies of numerous countries around the world, including Argentina and certain of its trading partners.

Moreover, emerging markets have been affected by the change in U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. When interest rates rise significantly in developed economies, including the United States, it may be more difficult and burdensome for emerging market economies, including Argentina, to borrow capital and refinance their current debt, which could affect in a negative way its economic growth. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, further increasing the difficulties of emerging countries which are exporters of these products.

In addition, on June 23, 2016 the United Kingdom (the “UK”) voted in favor of its departure from the European Union. The British Government has announced preliminary measures to be implemented to facilitate the UK’s exit from the European Union and on March 29, 2017 initiated the formal process, which is expected to be completed by mid-2019. The results of the UK referendum have caused and are anticipated to continue to cause, volatility in financial markets, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, Brazil’s economy, one of the most important export markets in Argentina and the main source of imports, is currently experiencing negative pressure due to the uncertainties arising from the political crisis, including the impeachment of Dilma Rousseff, former president of Brazil, and accusations of corruption against Michel Temer, acting president of Brazil. In 2015 and 2016 the Brazilian economy contracted; the resolution of the political crisis, the fiscal restructuring and major structural reforms contributed to reversing the situation in 2017.

Global economic slowdowns and uncertainty have led to declines in exports in 2015 of 23% with Mercosur (a sub-regional trade bloc consisting of Argentina, Brazil, Paraguay, Uruguay and Venezuela), 22% with NAFTA (USA and Canada), 19% with the European Union and 9% with Chile, each as compared to 2014. In 2016, there was a recovery in export levels with the USA and the European Union, while in the case of exports with Mercosur and Canada, the recovery was observed in 2017. Despite the recovery, the total exports for 2017 were 15% lower than in 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

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

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, the Argentine government settled U.S.$9.3 billion of outstanding principal debt held by creditors who had not participated in the 2005 and 2010 restructurings.

In 2012, plaintiffs in different actions in New York obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement governing those non-performing bonds. The Second Circuit Court of Appeals affirmed the so-called pari passu injunctions, and on June 16, 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the stay of the pari passu injunctions was vacated on June 18, 2014. In February 2016, the Argentine government entered into an agreement in principle to settle claims with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to certain conditions. In April 2016, the Argentine government settled claims with holders of U.S.$9.2 billion outstanding principal amount of untendered debt, and upon satisfaction of its conditions, the U.S. district court ordered the vacatur of all pari passu injunctions.

The Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a U.S.$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016.

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

More recently, in July 2017, in a split decision, an ICSID tribunal ruled that Argentina had breached the terms of a bilateral investment treaty with Spain, alleging the unlawful expropriation by the Argentine Government of Aerolíneas Argentinas and affiliates (including Optar, Jet Paq, Austral, among others). The ICSID tribunal has fined Argentina for an approximate amount of U.S.$328.8 million, awarding plaintiffs about 20% of the U.S.$1.59 billion they had initially claimed.

Future transactions may be affected as litigation with holdout bondholders as well as ICSID and other claims against the Argentine government continues, which in turn could affect the Argentine government’s ability to access international credit markets and limit economic growth, adversely affecting our business, financial condition and results of operations.

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

In December 2012 and August 2013, the National Congress established new regulations related to domestic capital markets that, in general, establish greater intervention in the capital markets by the national government, authorizing, for example, the CNV, to designate inspectors with the ability to veto, under certain circumstances, the decisions of the board of companies that are listed in authorized markets and suspend the board for a period of up to 180 days. On November 17, 2016, the Macri government presented a bill to the National Congress to amend the Capital Markets Law, which could, among other significant changes, eliminate these powers to designate inspectors. The sanction of the bill is still pending.

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

In addition, on September 23, 2015 the Argentine Congress passed Law No. 27,181, which limits the sale of the Argentine government’s shares held in Argentine companies without prior approval of two-thirds of the members of the Argentine Congress, with the exception of the Argentine government’s shareholding in YPF. That law has been recently abrogated by the new Administration trough Law No. 27.260, the “Ley de Sinceramiento Fiscal y Reparación Histórica a los Jubilados”

Furthermore, financial institutions operate in a highly regulated environment. As of the date of this annual report, several different bills to amend various aspects of the Financial Institutions Law No. 21,526 (as amended, the “Financial Institution Law”) have been put forth for review in the Argentine Congress. A thorough amendment of the Financial Institutions Law could have a substantial effect on the banking system as a whole. See “—The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy” and “—Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.”

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

Since 2011 until President Macri took office in December 2015, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility to transfer funds abroad. Together with the regulations established in 2012 that subjected certain operations exchange rates to the prior approval by the Argentine tax authorities or the Central Bank, the measures adopted by the previous government significantly reduced natural persons and entities of the private sector, the access to the foreign exchange market.

The numerous exchange controls introduced under the former administration gave rise to an unofficial U.S. dollar trading market, and the Peso/U.S. dollar exchange rate in such market differed substantially from the official Peso/U.S. dollar exchange rate. Certain relevant foreign exchange restrictions were lifted in December 2015 and, as a result, the spread between the official and unofficial Peso/U.S. dollar exchange rates has substantially decreased. For more information, see Item 10.D “Exchange Controls.”

Since taking office, the new administration has implemented significant reforms related to exchange rate restrictions, notably the elimination of certain exchange controls that had been imposed during the previous administration, in order to provide more flexibility and access to the MULC. On August 8, 2016, the Central Bank introduced substantial reforms to the exchange regime through Communication “A” 6037 and Communication “A” 6244, which significantly eases the access to the exchange market. With the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new player to the system, the Exchange Market was created by virtue of Decree No. 27/2018 published on January 11, 2018. Despite the measures recently adopted by the new administration, in the future, the Argentine government could impose further exchange controls, transfer restrictions, required repatriation through the free floating foreign exchange market (the “MELI”) of proceeds raised through capital markets transactions conducted abroad or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business, financial condition and results of operations.

Additional controls may adversely affect Argentine entities’ ability to access the international capital markets for credit. Furthermore, the imposition of any future restrictions on the transfer of funds abroad may impede our ability to transfer dividends to ADS holders or interest or principal payments to the holders of our notes.

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from U.S.$47.4 billion (Ps.723.5 billion) as of November 1, 2011 to U.S.$25.6 billion (Ps.332.9 billion) as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities. International reserves deposited with the Central Bank have grown to U.S.$55.1 billion as of December 31, 2017. Notwithstanding the measures adopted by the Macri administration in the future, the Argentine government could otherwise reduce the level of international reserves deposited with the Central Bank, which could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth.

Severe or sustained declines in the international prices for Argentina’s main commodity exports or the occurrence of a climate disaster could have an adverse effect on Argentina’s economic growth.

High commodity prices have in the past contributed significantly to increases in Argentine exports as well as in governmental revenues from export taxes (withholdings). Argentina’s reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices.

Recently, commodity prices have suffered declines. If international commodity prices were to further decline or experience sustained declines, the Argentine government’s revenues could continue to decrease significantly, affecting Argentina’s economic activity. Accordingly, declines in international commodity prices may adversely affect Argentina’s economy, which in turn could produce a negative effect on our business, financial condition and results of operations.

In addition, adverse weather conditions can affect production of commodities in the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances could have a negative effect on government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. The occurrence of any of the above could adversely affect Argentina’s economic growth and, therefore, our business, financial condition and results of operations.

An increase in inflation could have a material adverse effect on Argentina’s economic prospects.

In January 2016, the new INDEC authorities appointed by the Macri administration announced the discontinuance of the methodology used by the previous administration to calculate national statistics and declared a state of administrative emergency, suspending the publication of all indices by the INDEC until the INDEC was able to calculate such indices based on accurate official data. During this period the INDEC continued to publish the inflation rate based on data provided by the province of San Luis and the City of Buenos Aires.

After implementing the announced reforms, on June 16, 2016 the INDEC began to publish official measurements of its main inflation indicator, the Consumers Price Index “the CPI” (Índice de Precios al Consumidor, or IPC, per its initials in Spanish), reporting an inflation rate of 4.2% for May 2016.The INDEC also reported monthly inflation rates of 3.1% and 2.0% for the months of June and July of 2016, respectively. The CPI during 2017 was 1.3% in January, 2.5% in February, 2.4% in March, 2.6% in April, 1.3% in May, 1.2% in June, 1.7% in July, 1.4% in August, 1.9% in September, 1.5% in October, 1.4% in November and 3.1% in December. The CPI for 2018 was 1.8%, 2.4% and 2.3%, for the months of January, February and March, respectively.

During 2013, 2014 and 2015, the former administration imposed price controls on certain goods and services to control inflation. The new administration has stated its intention to keep these price controls in effect, and as a consequence, has announced modifications to the previous price control program. The new program ran from September 6, 2016 to January 6, 2017, was further extended until December 31, 2017 and again on January 7, 2018 until May 6, 2018.

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

Despite the positive effects of the real depreciation of the Peso on the competitiveness of certain sectors of the Argentine economy, it also had a far-reaching negative effect on the Argentine economy and on the financial condition of businesses and individuals. The devaluation of the Peso, during 2002, had a negative effect on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative effect on businesses that depend on domestic market demand for their success, such as utilities, and the financial industry and significantly affected the government’s ability to cancel its external debt obligations.

After several years of moderate variations in the nominal exchange rate, the stock of the international reserves of the Central Bank started to decrease and, in order to contain the fall in reserves, the Central Bank accelerated the rate of nominal devaluation of the Peso. During 2013 the Peso lost more than 30% of its value with respect to the U.S. dollar and the same occurred during 2014. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar, in 2016, an approximate 22% and in 2017, 18%. Additionally, the stock of international reserves deposited in the Central Bank was reduced significantly from U.S.$ 47.7 billion as of November 1, 2011 to U.S.$ 25.6 billion as of December 31, 2016 and U.S.$50.5 billion as of December 31, 2017. The Argentine macroeconomic environment, in which we operate, was affected by such devaluation which had an effect on our financial and economic position. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business, financial condition and results of operations.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditure and has resorted to the Central Bank and to ANSES to source part of its funding requirements.

The Argentine government has commenced revision of its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Accordingly, in September 2016, the Supreme Court of Argentina issued a ruling in favor of increasing electricity rates. The new administration has also ordered an increase in gas tariffs for small and medium enterprises (“SMEs”) and businesses. These measures reduce public expenditure but impact on prices, affecting them substantially.

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

The key components of the amendment to the Central Bank Charter related to the use of international reserves and the implementation of policies by the Central Bank in order to interfere in the fixing of interest rates and terms of loans to financial institutions. Pursuant to the amendment, Central Bank reserves may be made available to the Argentine government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. dollars held by the Argentine government in the Central Bank significantly decreased, from U.S.$ 44.3 billion in 2012 to U.S.$30.6 billion in 2013. During 2014, the reserves slightly increased to U.S.$31.4 billion, but decreased again during 2015 to U.S.$25.6 billion as of December 31, 2015. As of that date, with the change in monetary policy, the level of reserves began to recover reaching a level of U.S.$ 61,7 billion as of March 31, 2018.

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

In recent years, the loan portfolio of the Argentine financial system has grown significantly. Loans to the private sector grew by approximately, 36% in 2015, 33% in 2016 and 52% in 2017, for the financial system as a whole. In spite of the recovery of credit activity, the long-term loans to private sector market (pledged loans and mortgage loans) did not grow at the same pace, with long-term loans to the private sector increasing by only 19% and 23% in 2015 and 2016. In 2017, there was a significant increase in mortgage loans, which grew by 92% compared to 2016.

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

The measures implemented by the Argentine government by the end of 2001 and early 2002, particularly the restrictions imposed on depositors in relation to the possibility of freely withdrawing funds from banks and pesification and restructuring of their deposits, caused losses to many depositors and weakened the confidence in the Argentine financial system.

As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009. Total deposits with the financial system increased by 38% in 2015, 45% in 2016 and 24% in 2017, but the ratio of total financial system deposits to GDP is still low when compared to international levels and lower than the periods prior to the crisis.

The Argentine financial system growth, depends heavily on deposit levels, due to the small size of its capital market and the absence of foreign investments in previous years. Recently, numerous local financial institutions, including the Bank, have had access to global financial markets to obtain financing through the placement of debt securities, in satisfactory conditions, but this trend may not last and there is uncertainty about whether the current availability of funds in international markets will continue in the coming years.

Although liquidity levels are currently reasonable, it is not possible to offer any guarantee that these levels will not decrease in the future due to adverse economic conditions that could negatively affect the Bank’s business.

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

Argentine financial institutions hold bonds–generally short termed–issued by the Central Bank as part of their portfolios. As of December 2017, the financial institutions’ exposure to the public sector represented 12.7% of total assets. As of December 31, 2017, our exposure to the public sector, excluding Letras del Banco Central (Central Bank bonds, “Lebacs”) and Notas del Banco Central (Central Bank notes, “Nobacs”), amounted to Ps.3,280.2 million, representing 1.5% of our total assets as of that date and the exposure to Central Bank (Lebacs) securities amounted to Ps.35,641.8 million or 15.9% of our assets as of such date.

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

From 2009 to 2011, the ratio of non-performing private sector lending declined overall, with a record minimum ratio of 1.4% as of December 31, 2011 for the financial system as a whole. The improvement was reflected in both the consumer loan portfolio and the commercial portfolio. From 2012, the ratio of non-performing private sector lending increased, reaching 2.0% as of December 31, 2014. During 2015, the ratio of non-performing private sector lending decreased to 1.7% and during 2016 reached 1.8%, which remained in 2017 for the financial system as a whole.

We experienced similar non-performing loan rates, with a maximum of 1.9% in 2014 and an improvement from 2015 until they reached 1.1% with a coverage ratio of 183% as of December 31, 2017.

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

Law No. 24,240 (the “Consumer Protection Law”) sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law, contains specific rules regarding financial activities and also general rules that may be used to support its application, pursuant to legal precedents. Additionally, the National Civil and Commercial Code has incorporated the principles of Consumers Protection Law and has established its application to banking sector contracts.

Moreover, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. In such context, Central Bank Communication “A” 5460, provides a wide protection to clients of financial services institutions, limiting the fees and charges that such institutions can charge to their clients. Likewise, the Supreme Court of Justice issued the case law No. 32/2014, by which created the Public Registry of Collective Trials to orderly inscribe all collective processes (class actions) filed in courts of the National Judicial Power. In the event of we are found responsible for violating the provisions of the Consumer Protection Law or the Credit Card Law, potential penalties may limit our ability to collect payments owed for services and credits which may, in turn. And therefore, may adversely affect the financial results of our operations.

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

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases are limited. Nevertheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates and advice in the sale of public securities, among others. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.

The Argentine government has historically exercised significant influence over the economy. Financial institutions, in particular, have operated in a highly regulated environment. The Central Bank could penalize us in case of non-compliance with the applicable regulations. Similarly, the CNV, which authorizes the offer of our securities and regulates Argentina’s public markets, may impose sanctions on us and our Board of Directors for violation of corporate governance regulations. Likewise, the CNV may designate inspectors with veto rights regarding the resolutions adopted by the Board of Directors and remove and designate a member of the Board of Directors when, as determined by the CNV, the rights or interests of the bondholders or minority shareholders have been violated. The Financial Information Unit (“UIF”) regulates matters related to money laundering and has the power to supervise regulatory compliance by financial entities and, eventually, impose sanctions. Such regulatory agencies could initiate actions against us, our shareholders or directors and, consequently, impose sanctions on us or our subsidiaries.

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

Moreover, the Central Bank imposed new restrictions on the distribution of dividends, including a limitation on the maximum distributable amount of dividends. In addition, since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margin requirements have to be complied with, including a capital conservation margin and a counter-cycle margin. The capital conservation margin shall be 2.5% of the amount of capital risk weighted assets (“RWA”), in the case of entities considered systemically important (“D-SIB”), like us, the margin will be increased to 3.5% of the amount of capital RWA. The counter-cycle margin shall be within a range of 0% to 2.5% of RWA, but Communication “A” 5938 of the Central Bank, established countercyclical margin in 0% as of April 1, 2016. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished. In July 2016, through Communication “A” 6013, the Central Bank eliminated the requirement to maintain a certain threshold of regulatory capital after the distribution of dividends by financial institutions.

Since June 2012, the Central Bank has had in place a regime to finance productive investment, by which certain financial entities, including us, must allocate a certain amount of the deposits held by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods, the construction of plants, the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). As a result of the new administration taking office, the Central Bank confirmed the regime.

The Central Bank has also established limitations to the net positive global position in foreign currency to prevent the reduction of the Central Bank’s foreign exchange reserves. Due to the reduction of the limits carried out by the previous government, financial entities, including the Bank, were forced to sell part of their position in dollars to comply with aforementioned regulation. The limit reached 10% in the previous government. Since the new government came into power, the limit has been increasing. As of the date of this annual repor, the net global position in foreign currency cannot exceed 30% of the RPC or the liquid funds of the Bank.

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

Even though the Macri administration has adopted measures to increase the flexibility for the regulatory framework of financial institutions, eliminating several restrictions imposed by the previous government, it is not possible to offer any guarantee that new stricter regulations will not be implemented in the future that may generate uncertainty and adversely affect future financial activities and the results of the Bank’s operations. Such changes in the regulatory framework and further changes in the future could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, which could cause uncertainty with respect to our future financial condition and results of operations. We cannot assure that laws and regulations currently governing the economy, or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations. For more information, see Item 4.B “Argentine Banking Regulation”.

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

Although Argentina has made significant improvements in its AML/CFT regulations, and is no longer subject to the FATF’s ongoing global AML/CFT compliance process, no assurance can be given that Argentina will continue to comply with AML/CFT international standards, or that Argentina will not be subject to the FATF’s ongoing global AML/CFT compliance process in the future, circumstances which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments and which could in turn, negatively affect our business.

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

Increased operating costs may affect our results of operations.

We face the risk of potential claims initiated by individual workers or unions, and possible strikes or general strikes, in the context of negotiations relating to salary increases, benefits and/or compensation. The occurrence of any of the above could increase our operating costs, which could in turn have a negative impact on our business, financial position and results of operations

Risks relating to us

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

As of December 31, 2017, our major shareholders, Jorge Horacio Brito and Delfín Ezequiel Carballo, directly or beneficially own 5,366,463 Class A shares and 105,652,103 Class B shares and 4,895,416 Class A shares and 106,805,523 Class B shares, respectively. Although there is no formal agreement among them, if voting together, they could control all decisions made by shareholders with respect to us. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any.

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

Since 2009, the interest rate spreads throughout the financial system have increased. This increase was sustained by a steady demand for consumer loans in recent years. During 2014, the Central Bank established new limits on borrowing and lending rates. However, the net interest margin of the financial system remained stable due to a substantial growth both in loan and deposit portfolios. As of December 17, 2015, these limits were removed by the new administration.

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

Changes in the laws and regulations may negatively affect us.

Argentine financial institutions are subject to extensive regulation and supervision by the Argentine Government, particularly by the Central Bank, the UIF and the CNV. We have no control over governmental regulations or the rules governing all aspects of our operations, including:

•	minimum capital requirements;

•	mandatory reserve requirements;

•	requirements for investments in fixed rate assets;

•	lending limits and other credit restrictions, including mandatory allocations;

•	limits and other restrictions on fees;

•	limits on the amount of interest banks can charge or pay, or on the period for capitalizing interest;

•	accounting and statistical requirements;

•	restrictions on dividends;

•	limits on market share;

•	reporting or controlling regimes as agents or legally bound reporting parties; and

•	changes in the deposit insurance regime.

The regulatory structure is continuously evolving, and the Central Bank, as well as other governmental authorities, have been known to react actively and extensively to developments in the sector. For example, Communication “A” 5319 of the Central Bank has established the so-called “credit facility for productive investment,” that must be provided by certain financial institutions in order to allocate in 2012 a certain share of their resources to financing investment projects intended to purchase capital goods and/or to build the facilities required for the production of goods and services and the commercialization of goods, at a maximum interest rate, for certain specific terms. Such rule was supplemented by Communication “A” 5380, which extended the above mentioned productive facility for 2013, and was subsequently amended by Communications “A” 5516, 5620, 5681, 5771, 5999 and 6025, which approved the launching of facilities for 2014, 2015 and 2016. Furthermore, other amendments were introduced, including, without limitation, the possibility that a portion of the amount of the loans be allocated to mortgage loans, and to loans to large companies for investment projects and infrastructure works and exports of capital goods, with the previous consent of the Central Bank, eliminating the previous definition in force up to July 2012, which included only small and mid-sized companies.

Furthermore, the Central Bank issued Communication “A” 5460, as subsequently amended by Communications “A” 6072 and 6167, limiting the ability to charge fees related to loans, including assessment, granting, management and prepayment fees (with certain exceptions). Through Communication “A” 5795, derogated by Communication “A” 5990 dated June 14, 2016, and subsequently amended by Communication “A” 6167, the Central Bank amended the rules regarding the “Protection of financial services users” by limiting the collection of certain items from such users. The amendments included, without limitation, the prohibition to apply charges or fees on transactions made by users in a branch different from the branch where the account was opened, on the cash deposits and withdrawals made in Pesos and on the deposit of checks for the account of the user and/or of third parties. Furthermore, the rule provides that in no event legally bound reporting parties may record any compensation or income in connection with the insurance that users must underwrite as a condition to access to a financial service, and that such items may not be part of the charges transferred to them or directly or indirectly collected from the insurance company.

Furthermore, on November 29, 2012, the Argentine Congress passed the Capital Markets Law, enacted by the Federal Executive Branch on December 27, 2012. The Capital Markets Law derogated the public offering regime set forth by Law No. 17,811, the Transparency Decree No. 677/2001 and its supplementary rules; and amended, without limitation, the regulatory framework governing the capital markets, extended the CNV powers to include permanent supervisory authority not only over all the stages of the public offering but also over the different entities and individuals within its competence, and authorized universities and other entities to register as risk rating agencies. Since the enactment of this law, the CNV concentrated the control over all participants in the public offering of securities to promote and strengthen treatment and participation equality, designing mechanisms that allow to secure the efficient allocation of savings towards investment. On August 1, 2013, through Regulatory Decree No. 1023/2013, the Executive Branch partially regulated the Capital Markets Law. In addition, on September 5, 2013, the CNV issued General Resolution No. 622/2013, approving, in accordance with the Capital Markets Law and Regulatory Decree No. 1023/2013, the new CNV Rules, and derogating the former CNV Rules (N.T. 2001 and amendments), and General Resolutions No. 615/2013 and No. 621/2013, as from the effectiveness of the new CNV Rules (the “CNV Rules”).

If the current Financial Institutions Law were significantly amended, we cannot anticipate the effects that such amendments could have on the financial system, financial institutions, our business or the results of our operations. Any such reform or amendment could adversely affect the financial system, financial institutions, and our business, operations and income. Furthermore, we either cannot predict the effects of the application of the new Capital Markets Law on our business or the investor’s confidence in Argentina.

At present, the House of Representatives of the Argentine Congress is discussing the bill submitted by the Federal Executive Branch to reform and update the Capital Markets Law, among several other laws, with the main goal of developing the local capital markets and increasing the investor base and the number of companies financed in such jurisdiction, and fostering the integration and federalization of the different markets of Argentina. As of the date of this annual report, the consequences of the application of such law and the impact on our operations cannot be predicted.

In June 2014, the Central Bank issued several regulations (principally, Communication “A” 5590) amending the rules applicable to personal loans and pledge loans, and establishing “reference interest rates applicable to personal loans and pledge loans granted to individuals”, under which the lending rates could not exceed the product of the cut-off interest rate of LEBAC (Central Bank Bills) for 90-day terms and a coefficient within the range of 1.25 and 2.00, depending on the type of loan and bank group. As from the effectiveness of the law, financial institutions and non-financial credit card issuers must obtain the previous consent of the Central Bank to increase the cost of such services and to make any change in the items of such cost. On January 21, 2016, the Central Bank issued Communication “A” 5891, eliminating the regulation of rates, both for lending operations and for term deposits, and therefore the rates may be freely agreed upon by the institutions and the customers.

Moreover, the Central Bank issued Communication “A” 5593 (subsequently amended by Communication “5603”), whereby non-financial credit providers regulated by the Central Bank (cooperatives, mutual societies, lenders, non-banking cards and retail shop cards, etc.) must be enrolled in a registry if they intend to be funded by banks (loans or financial trusts). If they operate with their own funds, they are not subject to any restriction on the rates they charge.

Under the “Protection of financial services users” provisions (set forth in Communication “A” 5591), on August 4, 2014, the Central Bank issued Communication “A” 5608 (subsequently amended by Communication “A” 5849 and other communications) establishing that financial institutions and non-financial credit cards issuers must obtain the prior written consent of the Central Bank to increase the cost of such products and to make any changes in the items that are part of such services, specifying the new price intended to be collected and the technical and economic basis for such increase.

Furthermore, in September 2014, the Central Bank issued Communication “A” 5627 setting forth that the net global foreign currency position of banking institutions could not exceed 20 per cent of the regulatory capital of each institution. Furthermore, on November 20, 2015, the Central Bank issued Communication “A” 5834 setting forth that the net global foreign currency position of banking institutions could not exceed 15% of their regulatory capital for the month prior to the relevant month. Such decision implied a 5% point reduction as compared to the 20% in force as of such date. The measure included both the financial institutions’ liquid cash and U.S. dollar denominated securities. Through Communication “A” 5917, dated March 1, 2016, the Central Bank continued to adjust the rules on the net global foreign currency position. Thereunder, the limit of the net forward positive position in foreign currency—monthly average of daily balances translated into Pesos at the reference exchange rate—cannot currently exceed 7.5% of the regulatory capital for the month prior to the relevant month, while the net positive and negative global positions in foreign currency remain limited to 15% of the regulatory capital for the month prior to the relevant month. The above mentioned communications have been derogated by Communication “A” 6128, which provides that the negative net global position in foreign currency shall not exceed 25% of the regulatory capital for the month prior to the relevant month. Furthermore, such communication also sets forth that the positive net global foreign currency position shall not exceed the lower of 25% of the regulatory capital or the own liquid cash, both of them for the month prior to the relevant month.

Communication “A” 5659 of the Central Bank modified the amount of the deposit guarantee subject to the Deposits Guarantee Fund (“Fondo de Garantía de los Depósitos”) to a maximum of Ps.350,000 and increased the contribution allocated to such fund from 0.015% to 0.06% of the monthly average of the daily deposits’ balance.

Additionally, according to Communication “A” 5689 of the Central Bank, dated January 8, 2015, banks must record as “losses” in their financial statements all the fines imposed by any controlling entities, even if injunctions are in place allowing to suspend payment of such fines. Such requirement also applies to criminal actions with first instance judgments. In this case, the banks must disclose and make an allowance for 100% of these fines in their financial statements, and report them in the accompanying notes. The impact of these new measures on us and our operations is still uncertain.

On September 18, 2014, an initiative was approved to regulate certain issues related to the defense of consumers’ rights, and the Preliminary Settlement Service in Consumer Relations (Conciliación Previa en las Relaciones de Consumo or “COPREC”) was created. Users and consumers may submit their claims to the COPREC gratuitously, and the COPREC is required to settle them within a 30-day term. Users and consumers are required to file their claims (which shall not exceed an amount equal to 55 minimum salaries), through a form to be determined in the implementing regulations. Moreover, companies that do not attend settlement hearings shall be subject to fines.

If the parties are unable to reach an agreement, consumers may file a claim with the Consumer Relations Audit Department in the first place, and then with the Federal Court of Appeals in Consumer Relations or the applicable Federal Court of Appeals. Although the consequences arising out of the approval of this law are uncertain, it could derive in an increase in the amount of consumer defense claims and have an adverse effect on our operations.

In turn, the UIF has substantially amended the regime applicable to financial institutions in their capacity as legally bound reporting parties.

Argentine financial institutions must comply with all the money-laundering rules set forth by the Central Bank, the UIF, and, if applicable, the CNV. In this sense, Resolution 121/2011 issued by the UIF was applicable to the financial institutions subject to the provisions of the Financial Institutions Law, entities subject to the system of Law No. 18,924, as amended, and individuals and legal entities authorized by the Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or through the use of debit or credit cards or the transfer of funds within Argentina or abroad. Resolution No. 229/2011 issued by the UIF, was applicable to brokers and brokerage firms, managers of common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered in forwards or options markets. Resolution 121 and Resolution 229 regulated, among other things, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

However, Resolution 21/2018, dated March 5, 2018, was enacted to complement previous Resolution 30/2017, directed at the financial sector, including the guidelines for money laundering and terrorist financing Risk Management and minimum compliance that the legally bound financial reporting participants in the capital markets sector must adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties with criminal objectives of money laundry and terrorist financing and substantially amended the scope of application of the abovementioned rules, and established new methodologies regarding the money-laundering prevention policy to be implemented by legally bound reporting parties.

New changes in the laws and regulations, as well as the adoption of these or other measures that could be implemented in the future, could adversely affect the Argentine financial system, our business, operations and income, and no assurance may be given that the imposition of fines will not adversely affect our business, reputation, financial condition and results of operations.

Liquidity issues could arise.

We are mostly a wholesale bank, and a large portion of our funding derives from corporate, rather than individual, accounts. Any significant changes in the liquidity conditions prevailing in the market arising from material adverse effects on the Argentine economy, on the financial system, and on us, could affect our regular performance of business and, in particular, our funding sources.

We have, and we expect that we will continue to have, significant liquidity and capital resource requirements to finance our business.

However, our current and future potential indebtedness could have significant consequences, including the limitation on our ability to refinance existing debt or to borrow money to finance working capital, acquisitions and capital expenditures and the need to allocate a significant part of our cash flow to repay principal and interest, adversely affecting our ability to make dividend payments on our shares and the ADSs.

We cannot assure that changes in the liquidity conditions of the Argentine financial system, either at present or in the future, will not have an adverse effect on our business. If so, our financial, economic or other condition, our results, operations, business, and/or our general repayment ability could be significantly and adversely affected.

Risks relating to our Class B shares and the ADSs

Holders of our Class B shares and the ADSs may not receive any dividends.

In 2003, the Central Bank prohibited financial institutions from distributing dividends. In 2004, the Central Bank amended the restriction to require the Central Bank’s prior authorization for the distribution of dividends. We have consistently obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. Under new Central Bank Rules on distribution of dividends, the capital remaining after the distribution of dividends must be sufficient to meet the regulatory capital increased by 75%. See “—Risks relating to the Argentine financial system – Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities”.

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

Since January 2015, Central Bank Communication “A” 5827, as amended, has required that financial entities must make an accounting entry of any administrative and/or disciplinary penalties and adverse criminal judgments pending before the courts, provisioning 100% of the respective penalty provided under each such action until payment is made or a final judgment is entered. Pursuant to Central Bank Communication “A” 5827 this provisioned amount must also be deducted from the distributable amount. In April 2016, the Central Bank issued Communication “A” 5940, pursuant to which the financial entities that, as of the date thereof, had an amount for such penalties and judgments registered in the account “Provisions – For administrative, disciplinary and criminal penalties,” must analyze, according to the enforcing legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” issued by the Central Bank (which provides that penalties must be probable and that their amount can be reasonably estimated).

For the fiscal years ended December 31, 2011 and 2012, we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We did reach such regulatory threshold for the fiscal years ended December 31, 2013 and 2014. For the fiscal years ended December 31, 2014 and 2015 we obtained authorization from the Central Bank to distribute dividends and distributed such dividends in March 2016 and August 2016, respectively. On March 12, 2018, the Central Bank issued Communication “6464” pursuant to which, the prior approval of the SEFyC in order to distribute dividends is no longer required. However, the authorization will still be needed for those financial entities that, in order to determine the distributable dividends, have not increased the ranges of COn1 net of deductions (CDCOn1) foreseen in the tables of points 4.2.3. (on “integration”) and 4.2.4. (“Limitation on the distribution of results”) of the rules on “Distribution of results” by 1 percentage point. No assurance can be given that in the future, a new modification may be introduced, by which the SEFyC authorization will be needed again to distribute dividends.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under Argentine Corporate Law No. 19,550 (the “Argentine Corporate Law”), if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, U.S. holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary. If they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases. .

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as such other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of December 31, 2017, the ten largest companies in terms of market capitalization represented more than 84% of the aggregate market capitalization of the BYMA). Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

We are traded on more than one market, which may result in price variations and investors may not be able to easily move shares for trading between such markets.

The trading prices of our ADSs and our Class B shares may differ on different markets due to various factors. Any decrease in the price of our Class B shares on the BYMA or the Mercado Abierto Electrónico (“MAE”) could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Class B Shares and the ADSs, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B shares or the ADSs, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B Shares and the ADSs, such withholding would not apply prior to January 1, 2019. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Class B Shares and the ADSs

Item 4. Information on the Bank

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

Our shares have been publicly listed on the BYMA since November 1994, and on the NYSE since March 24, 2006 and have been authorized to list on the MAE since October 2015.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate amount of Ps.110 million. We have developed a project to build our new corporate offices on this site. Work was initiated in 2012 and is expected to be completed by 2018.

The building will have an area of 52,700 square meters and we estimate that this project would require an investment of approximately U.S.$182 million. As of December 31, 2017, the total aggregate amount invested in the project was Ps.1,818 million (approximately U.S.$155 million at the applicable exchange rates at the end of the month as of the respective dates of such investments).

The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It is being built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council.” For more information, see Item 4.D “Property, plants and equipment.”

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors by our strong financial position and by our focus on low- and middle-income individuals and Pymes, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of September 30, 2017, we were ranked first in terms of branches and equity and third in terms of both total loans and total deposits among private banks in Argentina.

As of December 31, 2017, on a consolidated basis, we had:

•	Ps.224,242.7 million (U.S.$ 11,944.2 million) in total assets;

•	Ps.129,585.6 million (U.S.$ 6,902.3 million) in loans to the non-financial private sector and foreign residents;

•	Ps.144,225.9 million (U.S.$ 7,682.1 million) in total deposits;

•	approximately 3.5 million retail customers and 0.1 million corporate customers; and

•	approximately 1.1 million employee payroll accounts for private sector customers and provincial governments and 0.8 million retiree accounts.

Our consolidated net income for the year ended December 31, 2017 was Ps.9,388.8 million (U.S.$ 500.1 million), representing a return on average equity of 28.6% and a return on average assets of 5.2%.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•	Strong financial position. As of December 31, 2017, we had excess capital of Ps.35,114.7 million. (28.1% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Consistent profitability. As of December 31, 2017, we had obtained profitability for the last 64 consecutive quarters, the only bank with such a track record in Argentina, with a return on average equity of 37.2%, 34.1% and 28.6% for the years ended December 31, 2015, 2016 and 2017 compared to, 32.4%, 29.7% and 25.8%, respectively, for the Argentine banking system as a whole.

•	Strong shareholders’ equity. Our shareholders’ equity as of December 31, 2015, 2016 and 2017 as calculated under Central Bank Rules, was Ps.15,877.6 million, Ps.22,105.9 million and Ps.43,130.5 million respectively, and our shareholders’ equity under U.S. GAAP at December 31, 2015, 2016 and 2017 was Ps.15,873.2 million, Ps.22,303.9 million and Ps.43,671.6 million, respectively.

•	Strong presence in fast-growing target customer market. We have achieved a leading position with low- and middle-income individuals and among Pymes, generally located outside the City of Buenos Aires, which have been relatively underserved by the banking system. Based on our experience, this target market offers significant growth opportunities and a stable base of depositors.

•	High exposure to export-led growth. Given the geographical location of the customers we target, we have acquired banks with a large number of branches outside of the City of Buenos Aires with the aim of completing our national coverage. Our focus is particularly on some export oriented provinces. Most of these provinces engage in economic activities primarily concentrated in areas such as agriculture, mining, cargo transportation, edible oils, ranching and tourism, which have benefited from the export-driven growth in the Argentine economy.

•	Largest private-sector branch network in Argentina. With 445 branches and 1,443 ATMs as of December 31, 2017, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires.

•	Loyal customer base. We believe that our customers are loyal to us due to our presence in traditionally underserved markets and our Plan Sueldo payroll services. We have benefited from Argentine regulations that require all employees to maintain Plan Sueldo accounts for the direct deposit of their wages. In addition, we emphasize face-to-face relationships with our customers and offer them personalized advice.

•	Exclusive financial agent for four Argentine provinces. We perform financial agency services for the governments of the provinces of Salta, Jujuy, Misiones and Tucumán in northern Argentina. As a result, each provincial government’s bank accounts are held in our bank and we provide their employees with Plan Sueldo accounts, giving us access to substantial low-cost funding and a large number of loyal customers.

•	Strong and experienced management team and committed shareholders. We are led by committed shareholders who have transformed us from a small wholesale bank to one of the strongest and largest banks in Argentina and by a senior management team with large experience in the banking industry.

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

We intend to continue enhancing our position as a leading Argentine bank. The key elements of our strategy include:

•	Focus on underserved markets with strong growth potential. We intend to continue focusing on both low- and middle-income individuals and Pymes, most of which have traditionally been underserved by the Argentine banking system and are generally located outside the City of Buenos Aires, where competition is relatively weaker and where we have achieved a leading presence. We believe that these markets offer attractive opportunities given the low penetration of banking services and limited competition.

•	Further develop branch network. We seek to further expand our branch network management model and the development of the network by opening new branches, reinforcing local business opportunities and targeting support and sale points in accordance with the specific needs of our clients.

•	Further expand our customer base. We intend to continue growing our customer base, which is essential to increasing interest and fee-based revenues. To attract new customers, we intend to:

•	Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic growth in Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers. Increase corporate financing by means of a wide offer of credit and transaction products that suit each client’s profile and needs.

•	Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Strengthen our market share in credit cards by increasing promotional activity and benefits for clients.

•	Further expand the use of automatic channels both in customer acquisition and retail products, increasing operational efficiency.

•	Further expand the development of the customer service support, granting them different means to carry out financial transactions without time limits, in a total secure, simple and comfortable manner.

•	Grow our high-end customer base through our Selecta product suite.

•	Focus on new sustainability objectives. We intend to focus on new sustainability objectives in line with our business, in the fundamental areas of the Bank and further expand such initiatives.

•	Look for growth opportunities. A key component of our strategy is the continuous search for growth opportunities, including potential acquisitions. We, at any time, may consider one or more potential acquisitions or similar transactions within the Argentine banking and financial sector, in different stages of evaluation, negotiation and/or revision processes. Any of them may be material considering it individually or collectively.

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

Retail customers

Overview

We serve our retail customers with the objective of satisfying their financial needs, whether savings, transactional or funding. Retail customers are classified according to their labor condition or their main income source, in the following categories: Plan Sueldo (Salary Plan), Retired, Open Market and Professionals and Business. We provide services to them throughout Argentina, in particular in areas outside the City of Buenos Aires, which have higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 94% of our branches are located outside the City of Buenos Aires.

We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, ATMs and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, of our retail customers, only 21% currently have a personal loan from us and only 37% currently have a credit card. We believe there is strong potential to increase these percentages.

Our efforts have been aimed at strengthening relationships with our customers by offering them the products that are best suited to their needs and circumstances, through our individualized, professional advice, which we believe is an important feature that distinguishes us in our target markets. Likewise, we have focused on increasing the volume of new customer acquisition with focus on those segments that allow greater efficiency and better result of the cost/benefit equation.

Our main goals for the retail bank are to keep our leading position in personal loans, and steady growth in the credit cards portfolio. In this regard, and aiming to continue growing in the credit card market, we intensified efforts to increase consumption and total assets. We also improved the use of our clients’ information as a tool to implement better cross selling, client retention and default prevention commercial actions.

In 2017, the market share of our consumer financing product lines remained stable, as did our personal loan portfolio and we experienced significant growth in our credit card products.

Savings and checking accounts and time deposits

We generate fees from providing account maintenance, account statements, check processing and other direct banking transactions, direct debits, fund transfers, payment orders and bank debit cards. In addition, our time deposits provide us with a strong and stable funding base.

Our commercial and customer bonding actions enable us to achieve growth in the deposit portfolio above market levels, mainly due to an increase in time deposits of retail customers which intensified funding diversification. The deposits portfolio to individuals grew by 55% in 2015, 62% in 2016 and 34% in 2017, accounting for 68% of total deposits as of December 31, 2017.

Accounts and account packages are the primary channels for cash deposits and are two of the main drivers of fee income. For this reason, we focus on the life cycle of the account packages, promoting loyalty measures and retention of our products.

In 2013 the payment of governmental family credits into bank accounts was implemented, resulting in the opening of over 45,000 accounts and the issuance of associated debit cards. In 2015, the number of retail accounts increased by 17%, in 2016 by 11% and by 15% in 2017.

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

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. The amount of debit cards we issued, grew 10%, 14% and 8% in 2015, 2016 and 2017, respectively.

The following table reflects the number of retail accounts as of December 31, 2015, 2016 and 2017:

	Approximate number of retail accounts (as of December 31, of each year)
Product	2015	2016	2017
Savings
Total savings accounts*	2,811,847	3,116,758	3,588,555
Plan Sueldo (private and public sector)	790,907	898,072	1,097,218
Retirees	657,817	709,262	769,660
Open market	1,010,740	1,093,614	1,207,848
Professionals and business and others	352,383	415,810	513,829
Checking
Checking accounts	713,577	809,240	888,700
Electronic account access
Debit cards	2,558,520	2,928,969	3,175,913

(*)	From this report we detailed the total of savings accounts by type of client, considering the situation of the client at the closing date instead of taking its categorization at the date of registration as a client.

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

In 2016, our retail loan portfolio increased by 29%, our personal loan portfolio grew by 28% and our credit card portfolio increased by 30%, in each case as compared to 2015.

In 2016, we launched a new line of mortgage loans in adjustable purchase value units, or UVAs (an inflation adjustment unit), which allowed us to be part of the PROCREAR Program Own House Solution, for beneficiaries selected by ANSES. The PROCREAR Program is an Argentine government initiative aimed at boosting economic activity, creating jobs and providing solutions to the housing problems of low-income families.

During 2017 we continued working on the promotion of an inclusive financial system, with a special focus on improving the accessibility of people with a low level of participation in the banking sector. We also worked to increase the personal loan portfolio and the volume of sales through alternative channels. We maintained our position in credit cards in terms of consumption and total assets, positioning it as a strategic product in the capture of customers. As of December 31, 2017, our retail loan portfolio accounted for 60% of our total loan portfolio. In 2017, a 56% growth in our retail portfolio was a result of a 59% increase in personal loans, 33% increase in credit card loans and 356% increase in mortgages and pledge loans.

We are one of the major credit card issuers in Argentina, with approximately 2.7 million credit cards in circulation for retail customers as of December 31, 2017. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger amount purchases.

In 2017, the Bank encouraged the development of mortgage loans, through the incorporation of new destinations, supporting the development of lines that promote social welfare, such as: improvement, renovation, second home, acquisition of offices and businesses, and acquisition of wooden houses.

The UVA mortgage loans increased in 2017, a year in which Banco Macro stood out for offering one of the most competitive rates in the market, with 2,873 transactions being settled for more than Ps.3,455 million.

Within the line of mortgage loans, we continue being part of the Procrear “Solución Casa Propia,” aimed to ANSES selected beneficiaries. We also joined the “Procrear Ahorro Joven” program.

As of December 31, 2015, 2016 and 2017, our consumer loan portfolio was as follows:

	Consumer loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2015		2016		2017
Overdrafts	290.2	0.7%	368.0	0.7%	482.4	0.6%
Documents	591.7	1.5%	947.5	1.9%	1,176.4	1.5%
Mortgage and pledged loans	1,014.7	2.6%	1,127.1	2.2%	5,139.1	6.4%
Credit card loans	13,661.9	34.5%	17,796.0	34.8%	23,714.7	29.8%
Personal loans	23,688.9	59.8%	30,280.4	59.3%	48,291.9	60.6%
Other	384.8	1.0%	550.0	1.1%	906.6	1.1%
Total	39,632.2	100.0%	51,069.0	100.0%	79, 711.1	100.0%

As of December 31, 2017, personal loans, which comprise the largest share of our consumer loan portfolio, carried an annual average interest rate of 38.5% and an average maturity of 54.5 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and to the private sector for a total aggregate of 1.9 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

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

The corporate business is focused on classification by size and sector. We have four categories for our corporate customers: (1) small companies, which register up to Ps.200 million in sales per year; (2) medium-sized and large companies, which register more than Ps.200 million and less than Ps.800 million in sales per year; (3) agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products and (4) corporates which register more than Ps.800 million in sales per year.

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

As in previous years, we continued developing our decentralized segment-specific service strategy aimed at improving customer service. At present, we have a network of branches with business officials specialized in each category, offering a wide range of products, including working capital facilities, and credit for investment projects, leasings and foreign trade transactions.

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

In 2015, in relation to the agribusiness sector, we focused on positioning ourselves as a Banco de Proximidad (local bank), forging stronger relationships with producers by means of periodic meetings with our clients in strategic zones.

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

As of December 31, 2016, the commercial loan portfolio accounted for 43% of the total loan portfolio, including loans to the financial and public sector, which accounted for 4%. In 2016, our focus was Pymes and regional businesses, working to offer products and services tailored to each company profile, primarily based on size and the location of operations. In 2016, our management has been focused on growing this segment and consolidating our relationships with existing clients.

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

Within our Corporate Banking division (“Corporate Banking”), in 2016, we sought to strengthen our relationship with existing and new clients, in order to position ourselves as one of the main banks in the corporate banking sector. This allowed us to provide specialized assistance to each of the companies which constitute the different value chains, with products tailored to their needs. In addition, we worked together with our Retail Banking division and our network of branches to increase the base of Plan Sueldo and increase our market share in credit products.

Regarding our Agro Banking division (“Agro Banking”), we continued to support regional economies with tailor-made products for sectors such as tobacco, sugar and yerba mate, by financing all value chains from the primary producer to the industrial producer.

Through the “Instant Line of Credit” program for microentrepreneurs and Pymes throughout the country and with the objective of financing working capital, we offer existing and new customers the possibility of requesting instant credit, with minimum approval requirements. This line of credit is intended to finance working capital, for a maximum amount of up to Ps.1,500,000 and offers discount deferred payment checks, current account agreement, single signature loan, the opportunity to apply for a Macro Agro Credit Card and foreign trade financing.

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

During 2017, Corporate Banking made further improvements in its service model by consolidating the teams of officers specialized in Cash Management and Foreign Trade businesses, which led to an improvement in our market position in both businesses, based on a proactive segmented marketing strategy.

The Bank continues to promote development, new trends and innovation by offering the best suite of services for the rural area, industry and commerce, based on the pillars of closeness, effort, hard work, dedication and sense of belonging.

In 2017, access to credit was provided to SMEs and Micro-Businesses through different packages and programs offering special interest rates and Productive Investment facilities, and the “Prenda Ágil” (Expeditious Pledge) product for the financing of vehicles and machinery for SMEs. During the past year, more than 7,000 new SMEs and Micro-Businesses joined our customer base and were offered solutions to their needs.

Our “Línea de Crédito al Instante” (Immediate Credit Line) aimed at Micro-Businesses and SMEs across the whole Argentine territory, offers customers and non-customers the possibility of requesting an instant loan, which is granted immediately and with minimum requirements. This line, which is used to finance working capital for up to Ps.3 million, offers discount of deferred payment checks, checking account overdrafts, signature loans, a Macro Agricultural credit card and foreign trade financing (for exporters and importers).

As regards Megra (Medium and Large Sized Companies) and Corporate Banking, joint work was carried out to understand our customers’ needs and, consequently, actions were developed aimed at incorporating suppliers and small producers to achieve integration of the value chain and boost their business. In this sense, we focused on increasing the “Plan Sueldo” (Payroll Program) customer base, acting jointly with Personal Banking and our branch network.

Committed to the growth of Argentina, we launched an exclusive UVA mortgage loan facility to finance real estate developers. The initiative aims to support the financing process of up to 80% of the construction of residential units, subsequently intended for sale.

The agricultural sector suffered negative consequences due to excessive rains during the autumn, which adversely affected crops in the main agricultural areas and made it difficult to access to the ports. In order to face the financial maturities and the impossibility of delivering the grain, the demand for loans came in earlier, and it was satisfied mainly in U.S. dollars. This was possible thanks to the flexibilization of the regulations issued by the Central Bank on the use of foreign currency derived from deposits.

During 2017, financial borrowings against delivery of crops to exporters continued. In addition, medium-term loans (three to five years) in the same currency were granted and purchases of agricultural machinery, investments or asset acquisitions were financed; dollar loans for working capital were granted; and promotional agreements on the rural credit card (known as zero interest rate) continued with an excellent performance.

We support regional economies by offering customized products to sectors such as tobacco, sugar and yerba mate, where we provide financing to the entire value chain, from the primary producer to the industrial producer that exports or sells its products in the domestic market.

As regards Foreign Trade, we recorded a strong increase in both transactions and user clients through our Digital E-Comex platform. We also launched Macro Pro Comex, as an exclusive free service that allows customers to make queries that help them increase their foreign trade business. Macro Pro Comex offers customized market research on exporting and/or importing markets, foreign potential buyers and/or sellers, prices and other relevant information.

We also continued to create strategic alliances with large supplier companies so that our customers can access input purchases at a reduced financial cost.

As in past years, we participated in fairs and gatherings with businessmen and entrepreneurs in which we offered the services of our business officers specialized in the Agricultural, Professionals and Businesses, and SME segments, who provided advice on our services and products.

In 2017, total loans in the commercial portfolio increased by 45% as compared to 2016. The growth resulted from loans to medium-sized and large companies, which registered an increase of 57%, followed by a 39% increase in the corporate loan portfolio in 2017 as compared to 2016, and a 42% increase in the Agricultural portfolio in 2017 as compared to 2016. The best performing lines were foreign trade, other loans and pledge loans.

As of December 31, 2015, 2016 and 2017, our commercial loan portfolio was as follows:

	Commercial loan portfolio (1)
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of commercial loan portfolio)
	2015		2016		2017
Overdrafts	4,547.8	18.8%	8,747.6	22.6%	8, 970.7	16.3%
Documents	5,823.7	24.1%	10,125.9	26.1%	15,923.3	29.0%
Mortgage and pledged loans	4,782.4	19.8%	5,429.0	14.0%	7,431.2	13.5%
Credit cards	1,131.4	4.7%	1,055.5	2.7%	1,257.3	2.3%
Personal loans	14.8	0.1%	22.4	0.1%	40.6	0.1%
Other	7,896.0	32.6%	13,353.9	34.5%	21,320.6	38.8%
Total	24,196.1	100.0%	38,734.4	100%	54,943.7	100.0%

(1)	Including loans to micro credit institutions and commercial loans that, for the consolidated statements of debtors, was included as consumer portfolio following the criteria described in “-Argentine Banking Regulation – Credit Portfolio”.

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

Payments to suppliers. Our payments for supplier services enable our customers to meet their payment obligations to their suppliers on a timely basis through a simple and efficient system. This service also provides payment liquidations, tax payment receipts, invoices and any other documents required by the payer.

Collection services. Our collection services include cash or check deposits at our 445 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Our distribution network

As of December 31, 2017, we had the largest private sector branch network in the country, with 445 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 94% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2017 we had 1,443 ATMs, 912 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2017:

	As of December 31, 2017
Province	Branches	% of total
City of Buenos Aires	28	6%
Buenos Aires (Province)	60	14%
Catamarca	1	0%
Chaco	1	0%
Chubut	5	1%
Cordoba	69	16%
Corrientes	3	1%
Entre Rios	10	2%
Formosa	0	0%
Jujuy	16	4%
La Pampa	2	0%
La Rioja	2	0%
Mendoza	15	3%
Misiones	34	8%
Neuquén	5	1%
Rio Negro	6	1%
Salta	36	8%
San Juan	1	0%
San Luis	1	0%
Santa Cruz	2	0%
Santa Fe	104	24%
Santiago del Estero	2	0%
Tierra del Fuego	2	0%
Tucuman	40	9%
TOTAL	445	100.0%

Source: Central Bank

Technology, automated channels and credit cards processing systems

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

In 2017 the number of transactions made through automatic channels increased by 28% compared to 2016.

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

Furthermore, we continued strengthening and updating the technology offered at our ATMs, reaching a total of 1,443 operating ATMs, representing one of the widest reaching networks in Argentina. In 2017, the amount transacted through ATMs increased by 23% compared to 2016. We have SSTs terminals distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2014, we incorporated the smart check deposit functionality. This development has been beneficial both to us, increasing efficiency by reducing operating tasks in branches, and to clients, increasing safety and reducing transaction times. In 2017, we had 101 equipment units installed in 73 branches all over the country, in which there have been 370,028 transactions for amounts of Ps.1.3 million. In 2017, the amount transacted through SSTs increased 5% compared to 2016. As of December 2017, we had 912 SSTs installed. Our aim is to be positioned with the best offer in digital services and promote a migration channel strategy, focusing on the best experience for our customers. During 2017, the Bank initiated a strategic alliance with Globant to define and execute the Bank’s digital transformation. The key to digital transformation is, in addition to a technological and methodological challenge, a cultural challenge that it crosses the main areas of the Bank.

Regarding Home Banking, we have implemented a collections service for companies offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any computer) and no additional cost. We also use Home Banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. In 2017, the migration of “MacrOnline” to the new Internet Banking System for individuals started. The transactions performed through Home Banking increased by 26% in 2017.

Our Macro Banca Móvil channel has developed significantly in the last three years. In line with the characteristics of the users and the technological trends supporting the development of the service, the Macro Banca Móvil application is available in the main virtual stores of the principal operating systems. In 2017, we worked on new functionalities that generate value for clients: dollar purchase and sale transactions, transfers to new accounts, point checking and redemptions under our Macro Premia rewards program, and UVA loans detailed enquiries.

During 2017, the Bank worked together with Globant to develop a new experience in all the Bank’s websites, introducing an innovative design to generate high impact on users. New online advice tools will be added through an engine that searches for customer needs, and service through a virtual agent with artificial intelligence capabilities.

In line with the introduction of new technologies, in 2017 we partnered with Fintech Whyline, pioneering in the introduction of this application in more than 250 branches throughout the country.

Whyline is an application that reduces waiting times in branches. If the customer still feels uncomfortable about using Mobile Banking or Internet Banking and needs to approach a branch in person, they are able to manage their time better through the use of this application.

The significant sustained growth in the number of users and transactions made through automated channels has demonstrated the effectiveness and acceptance of this service in the market.

Prisma Medios de Pago S.A

On August 23, 2017, the shareholders of Prisma Medios de Pago S.A. (“Prisma”) entered into a disinvestment agreement in Prisma which was approved by the Ministry of Production on September, 26 2017.

As a result, on February 26, 2018, we entered into a Prisma non-competition agreement regarding the rights of Acquiring that are under Prisma operation as a credit card processor. According to it, we cannot give assistance or commercialize the Acquiring Services. This agreement is for a 5 years term counting (i) from the sale of the stock control package by Prisma shareholders or (ii) on June 30, 2019 whichever comes first.

Furthermore, on the same date, we entered into a Visa and American Express debit and credit card processing agreement, valid for the same period mentioned above.

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

The Comprehensive Risk Manager coordinates the heads of financial risk, credit risk and operational and technological risk, who are in charge of implementing the guidelines contained in the risk management framework policy.

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

The most significant risks we manage are financial risk, credit risk and operational and technological risk.

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

For more information on financial risk definition and management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

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

Various credit committees, composed of members of the business and risk areas are responsible for reviewing and determining whether to approve certain loans, depending upon relevant market targeted and the amount involved. These include a senior credit committee, a junior credit committee, credit committees by customer’s categories, and credit committees by region. The senior credit committee consists of members of our Board of Directors and senior management and considers loan proposals in excess of Ps.70 million.

In Corporate Banking, approval by credit committees is required and specific risk reports are prepared by the customer or by the group of companies to support credit decisions. To streamline this process of approving pre-defined products and smaller amounts, there are decentralized assessment methods in place for agribusinesses, Pymes and micro projects, including screening and scoring parameters, which allow speeding up the approval of pre-defined products and smaller accounts.

We have a management information system suitable for the size of our operations. Its components include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by our Board of Directors. Other credit risk management tools used are evaluation or score models, which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. Those tools are complemented with expected losses and provision models.

For more information on the credit risk management process see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

Operational and technological risk

Operational risk, which we define pursuant to the Basel II Accord and Central Bank Communication “A” 5398, consists of the risk of suffering losses due to inadequate or failed internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputational risk.

We have policies, procedures and structures, appointing a head of operational risk and an operational risk committee, whose main objective is to secure an operational risk management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting our Senior Management and our Board of Directors, in an environment of rapidly changing and significant risks.

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

For more information on operational risk management processes see note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

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

Competitive landscape

We are ranked as the third private bank and the fifth bank overall in Argentina in terms of total loans as of September 30, 2017. Additionally, we are ranked as the third private bank and fifth bank overall in Argentina in terms of total deposits as of September 30, 2017. In terms of equity we are ranked as the first private bank and the second bank overall in Argentina as of September 30, 2017

Below are the rankings of banks across these metrics:

Total Loans (As of September 30, 2017)		Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA(1)	200,530	13%
2	BANCO SANTANDER RIO S.A.	158,235	11%
3	BANCO DE GALICIA Y BUENOS AIRES S.A.	145,535	10%
4	BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	144,917	10%
5	BANCO MACRO S.A. (2)	120,107	8%
6	BBVA BANCO FRANCES S.A.	115,887	8%
7	BANCO DE LA CIUDAD DE BUENOS AIRES (1)	59,432	4%
8	HSBC BANK ARGENTINA S.A.	54,807	4%
9	BANCO PATAGONIA S.A.	51,534	3%
10	INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.	51,319	3%
	OTHERS	389,136	26%
	TOTAL	1,491,439	100%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

Total Deposits(As of September 30, 2017)		Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA (1)	533,049	24%
2	BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	219,068	10%
3	BANCO SANTANDER RIO S.A.	211,093	10%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	164,526	8%
5	BANCO MACRO S.A. (2)	134,485	6%
6	BBVA BANCO FRANCES S.A.	130,000	6%
7	BANCO CREDICOOP COOPERATIVO LIMITADO	83,387	4%
8	BANCO DE LA CIUDAD DE BUENOS AIRES (1)	78,492	4%
9	HSBC BANK ARGENTINA S.A.	75,655	3%
10	INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.	58,645	3%
	OTHERS	490,028	22%
	TOTAL	2,178,428	100%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

Equity (As of September 30, 2017)		Ps. Million	Market Share (% share of total private sector loans for the Argentine financial system)
1	BANCO DE LA NACION ARGENTINA (1)	94,660	25%
2	BANCO MACRO S.A. (2)	40,119	11%
3	BANCO SANTANDER RIO S.A.	23,813	6%
4	BANCO DE GALICIA Y BUENOS AIRES S.A.	25,632	7%
5	BBVA BANCO FRANCES S.A.	25,225	7%
6	BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	17,642	5%
7	CITIBANK N.A.	14,473	4%
8	HSBC BANK ARGENTINA S.A.	10,794	3%
9	INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ARGENTINA) S.A.	11,132	3%
10	BANCO PATAGONIA S.A.	9,573	3%
	OTHERS	100,287	27%
	TOTAL	373,350	100%

Source: Central Bank

(1)	Public sector banks.
(2)	Figures from Banco Macro S.A. and Banco del Tucumán S.A.

There is a large concentration of branches in the City and province of Buenos Aires for the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina and a leading regional presence holding 67% of our total branches in nine provinces including Santa Fe, Córdoba, Misiones, Salta, Tucumán and Jujuy.

	As of September 30, 2017
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in each province)
Province	Branches	% of total	Branches	% of total
City of Buenos Aires	952	20.5%	29	6.5%	3.0%
Buenos Aires (Province)	1.443	31.0%	60	13.4%	4.2%
Catamarca	22	0.5%	1	0.2%	4.5%
Chaco	68	1.5%	1	0.2%	1.5%
Chubut	69	1.5%	5	1.1%	7.2%
Cordoba	448	9.6%	69	15.4%	15.4%
Corrientes	80	1.7%	3	0.7%	3.8%
Entre Rios	136	2.9%	10	2.2%	7.4%
Formosa	37	0.8%	0	0.0%	0.0%
Jujuy	34	0.7%	16	3.6%	47.1%
La Pampa	73	1.6%	2	0.4%	2.7%
La Rioja	27	0.6%	2	0.4%	7.4%
Mendoza	173	3.7%	15	3.3%	8.7%
Misiones	65	1.4%	34	7.6%	52.3%
Neuquén	79	1.7%	5	1.1%	6.3%
Rio Negro	75	1.6%	6	1.3%	8.0%
Salta	75	1.6%	35	7.8%	46.7%
San Juan	40	0.9%	1	0.2%	2.5%
San Luis	51	1.1%	1	0.2%	2.0%
Santa Cruz	49	1.1%	2	0.4%	4.1%
Santa Fe	487	10.5%	107	23.9%	22.0%
Santiago del Estero	54	1.2%	2	0.4%	3.7%
Tierra del Fuego	25	0.5%	2	0.4%	8.0%
Tucuman	88	1.9%	40	8.9%	45.5%
TOTAL	4,650	100.0%	448	100.0%	9.6%

Source: Central Bank

(1)	Includes branches of Banco Macro and Banco del Tucumán.

Approximately 79% of the branches in the Argentine financial system are located outside the City of Buenos Aires. Approximately 94% of our branches are outside the City of Buenos Aires. The ten largest banks, in terms of branches, account for 72% of the total number of branches in the Argentine financial system. As of September 30, 2017, we were second to Banco de la Nación Argentina in terms of market share outside the City of Buenos Aires, with a market share of 11%. The following rankings are based on financial institutions with a relevant number of branches as of September 30, 2017:

	As of September 30, 2017
Entity	Total Number of Branches	Market Share of Branches in Argentina	Branches in City of Buenos Aires	Market Share of Branches in City of Buenos Aires	Branches in the Rest of Country	Market Share of Branches in Rest of Country	% of Branches in the Rest of Country
BANCO DE LA NACION ARGENTINA (1)	632	13.6%	64	6.7%	568	15.4%	89.9%
BANCO MACRO	448	9.6%	29	3.0%	419	11.3%	93.5%
BANCO SANTANDER RIO S.A.	488	10.5%	136	14.3%	352	9.5%	72.1%
BANCO DE LA PROVINCIA DE BUENOS AIRES (1)	377	8.1%	125	13.1%	252	6.8%	66.8%
BANCO DE GALICIA Y BUENOS AIRES S.A.	338	7.3%	39	4.1%	299	8.1%	88.5%
BANCO CREDICOOP COOPERATIVO LIMITADO	277	6.0%	53	5.6%	224	6.1%	80.9%
BBVA BANCO FRANCES S.A.	265	5.7%	101	10.6%	164	4.4%	61.9%
BANCO PATAGONIA S.A.	181	3.9%	43	4.5%	138	3.7%	76.2%
BANCO DE LA PROVINCIA DE CORDOBA S.A.	174	3.7%	40	4.2%	134	3.6%	77.0%
BANCO SUPERVIELLE S.A.	168	3.6%	76	8.0%	92	2.5%	54.8%
OTHERS	1.302	28.0%	246	25.8%	1.056	28.6%	81.1%
TOTAL	4,650	100.0%	952	100.0%	3,698	100.0%	79.5%

Source:	Central Bank

(1)	Public sector bank.
(2)	Includes branches of Banco Macro and Banco del Tucumán.

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

The powers of the Central Bank include the authority to fix the monetary base, set interest rates, establish minimum capital, liquidity and solvency requirements, regulate credit, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses, and to authorize the establishment of branches of foreign financial institutions in Argentina and the extension of financial assistance to financial institutions in cases of temporary liquidity or solvency problems.

The Central Bank establishes certain technical ratios that must be observed by financial entities, such as ratios related to levels of solvency, liquidity, the maximum credit that may be granted per customer and foreign exchange assets and liability positions.

In addition, financial entities need the authorization from the Central Bank for the disposition of their assets, such as opening or changing branches or ATMs, acquiring share interests in other financial or non-financial corporations and establishing liens over their assets, among others.

As supervisor of the financial system, the Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semi-annual and annual basis. These reports, which include balance sheets and income statements, information related to reserve funds, use of deposits, classifications of portfolio quality (including details on principal debtors and any allowances for loan losses), compliance with capital requirements and any other relevant information, allow the Central Bank to monitor the business practices of financial entities. In order to confirm the accuracy of the information provided, the Central Bank is authorized to carry out inspections.

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

Furthermore, according to the rules regarding “Complementary Services of the Financial Entities and Allowed Activities”, as amended commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. If the corporate purposes of such companies include two of the corporate purposes listed in section 2.2 of that rule, the authorization of the Central Bank is required.

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

Operations and activities that banks are not permitted to perform

Section 28 of Financial Institutions Law prohibits commercial banks from: (a) creating liens on their assets without prior approval from the Central Bank, (b) accepting their own shares as security, (c) conducting transactions with their own directors or managers and with companies or persons related thereto under terms that are more favorable than those regularly offered in transactions with other clients, and (d) carrying out commercial, industrial, agricultural or other activities without prior approval of the Central Bank, except those considered financially related activities under Central Bank Rules. Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank, and may own shares or debt of public services companies, if necessary to obtain those services.

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

The capital composition to be considered in order to determine compliance with minimum capital requirements is the financial institution’s RPC (rules regarding to “Financial Entities Minimum Capital”, as amended).

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

(vii) other comprehensive income: i) 100% of the results recorded in the following items: revaluation of property, plant and equipment and intangibles; gains or losses on financial instruments at fair value with changes in other comprehensive income, ii) 100% of the debit balance of each of the items recorded in other comprehensive income not mentioned in section i). The recognition of these concepts, registered in accounts of other comprehensive income or other accumulated comprehensive income, as appropriate, will be made in accordance with the terms of points 8.2.1.5. or 8.2.1.6., as the case may be of Central Bank Rules regarding “Financial Entities Minimum Capital”.

(viii) share premiums of the instruments included in COn1, and, in the case of consolidated entities; and

(ix) minority shareholdings (common shares issued by subsidiaries subject to consolidated supervision and belonging to third parties, if certain criteria are met).

In order for the shares to fall under COn1, at the time of issuance, the financial entity must not generate any expectation that such shares will be reacquired, redeemed or amortized, and the contractual terms must not contain any clause that might generate such an expectation.

Deductible Items

The above-mentioned items will be considered without certain deductions pursuant to subsection 8.4.1 and 8.4.2 (as applicable) of Central Bank rules regarding “Financial Entities Minimum Capital”, as amended.

Items deductible from COn1 include, among others: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade”; (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRyL), Caja de Valores S.A., Clearstream, Euroclear or Depository Trust Company; (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated securities and debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) intangible assets, net of the respective accumulated depreciation; includes the goodwill of integral business of the significant investments valuations in the capital of financial entities not subject to consolidated supervision and the goodwill value integral to the participation in other companies that are part of the carrying amount of the investment; (i) items pending allocation, debtor balances and other; (j) at the request of the Superintendency, amounts of certain comprehended assets, when the entities accounting registries do not reflect in a precise manner the economic and legal reality of operations or that actions have been taken to distort or to disguise the true nature or scope of operations; (k) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (l) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished and (iii) the issuance of credit or debit cards as provided by Communication “A” 5700; (m) excess in the granting of asset-backed guaranties, according to the Central Bank’s regulations; (n) the issuance of credit or debit cards, as provided for in the Restated Regulations on Supplementary Services to the Financial Industry and Permitted Activities; (o) excess in the limits to assets pledged as collateral set forth in the Argentine Central Bank rules; (p) the balance in excess of financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (q) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.2. and 3.1.9., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (r) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (s) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

CAn1 includes certain debt instruments of financial entities not included under COn1 that meet the regulatory criteria established in section 8.3.2 of the rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, and share premiums resulting from instruments included in CAn1. Furthermore, in the case of consolidated entities, it includes instruments issued by subsidiaries subject to consolidated supervision and belonging to third parties, pursuant to applicable regulatory requirements.

Moreover, debt instruments included under CAn1 must comply with the following requirements:

1) Must be totally subscribed and paid in full.

2) Must be subordinated to depositors, unsecured creditors and to the subordinated debt of the financial entity. The instruments must contemplate that in the case of the entity’s bankruptcy and once all debts with all the other creditors are satisfied, its creditors shall have priority in the distributions of funds only and exclusively with respect to the shareholders (irrespective of their class), with the express waiver of any general or special privilege.

3) Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving, either legally or economically, the payment priority in the case of the entity’s bankruptcy.

4) They shall not contemplate any type of capital payment, except in the case of liquidation of the financial entity. Provisions gradually increasing remuneration or other incentives for anticipated amortization are not allowed.

5) After 5 years, as from the issuance date, the financial entity can buy back the debt instruments if: (i) it has the prior authorization of the Superintendency; (b) the entity does not create any expectations regarding the exercise of the purchase option and (c) the debt instrument is replaced by a RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised, its RPC significantly exceeds at least by 20% of the minimum capital requirements.

6) Any capital repayment requires previous authorization from the Superintendency. In the case of a capital repayment, the financial entity must not create any market expectations regarding the granting of such authorization.

7) The financial entity can cancel dividends/interest coupons at any time and at its sole discretion, which shall not be considered the default in itself and shall not grant bondholders the right to demand the conversion of their notes into ordinary shares. Furthermore, there shall be no restrictions to the financial entity, except with respect to dividend distribution to the shareholders.

8) The payment of dividends/interest coupons shall be carried out through the noting of distributable entries, in the terms of the regulations on “Results Distribution” (Section III of the Central Bank’s regulations).

9) The included dividends/interest coupons shall not have periodic adjustments because of the financial entity’s credit risk.

10) They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

11) They should not have been bought with direct or indirect financing from the financial entity.

12) They shall not contain elements that make re-capitalization difficult.

Instruments considered liabilities must absorb losses once a pre-established triggering event takes place. The instruments must do so through their conversion into ordinary shares or a mechanism assigning final losses to the instrument with the following effects:

a) Reduction of debt represented by the instrument in the event of winding-up of the entity;

b) Reduction of the amount to be repaid in case a call option is exercised;

c) Total or partial reduction of the dividends/interest coupon payments of the instrument.

Complementary Net Worth (NWc): Tier 2

Tier 2 Capital includes (i) certain debt instruments of financial entities which are not included in Tier 1 Capital and meet the regulatory criteria established in section 8.3.3 of the rules regarding “Financial Entities Minimum Capital” as amended and supplemented, (ii) share premium from instruments included in Tier 2 Capital, and (iii) loan loss provisions on the loan portfolio of debtors classified as being in a “normal situation” pursuant to Central Bank Rules on debtor classification and of financing with preferred security “A” not exceeding

1.25% of the assets measured for credit risk. Additionally, in the case of consolidated entities, it includes (iv) debt instruments issued by subsidiaries subject to a consolidated supervision and belonging to third parties, if they meet the criteria in order to be included under NWc. The above-described items will be considered less deductible items pursuant to section 8.4.2 of the rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, which is described below.

Moreover, debt instruments included under NWc must comply with the following requirements:

•	Must be totally subscribed and paid in full.

•	Must be subordinated to depositors, unsecured creditors and the subordinated debt of the financial entity.

•	Must not be insured or guaranteed by the issuer or a related entity, and with no agreement improving either legally or economically the payment priority in case of the entity’s bankruptcy.

•	Maturity: (i) original maturity date within no less than five years; (ii) clauses considering gradually increasing remuneration or other incentives for anticipated amortization are not allowed and (iii) from the beginning of the last five years of life of the indebtedness, the computable amount will be diminished by 20% of its nominal issuance value.

•	After five years as from the issuance date, the financial entity can buy back the debt instruments with the previous authorization of the Superintendency, and if the entity does not create any expectations regarding the exercise of the purchase option. The debt instrument must be replaced by an RPC of equal or greater value sustained by its revenue capacity, or if it is demonstrated that once the purchase option is exercised its RPC significantly exceeds at least in a 20% of the minimum capital requirements.

•	The investor shall not be entitled to accelerate the repayment of future projected payments, except in the case of bankruptcy or liquidation.

•	They cannot incorporate dividends/coupons with periodic adjustments linked to the financial entity’s credit risk.

•	They should not have been bought by the financial entity or any other entity over which the financial entity has control or significant influence.

•	They should not have been bought with direct or indirect financing from the financial entity.

Additionally, instruments included in NWc and CAn1, shall present the following conditions in order to assure their loss-absorbency capacity:

a)	Their terms and conditions must include a provision pursuant to which the instruments must absorb losses–either through a release from debt or its conversion into ordinary capital–once a triggering event has occurred, as described hereunder.

b)	If the holders receive compensation for the debt release performed, it should be carried out immediately and only in the form of common shares, pursuant to applicable regulations.

c)	The financial entity must have been granted the authorization required for the immediate issuance of the corresponding common shares in the case of a triggering event, as described below.

Triggering events of regulatory provisions described above are: (i) when the solvency or liquidity of the financial entity is threatened, and the Central Bank rejects the amnesty plan submitted or revokes its authorization to function, or authorizes restructuring protecting depositors (whichever occurs first) or (ii) upon the decision to capitalize the financial entity with public funds.

We have issued U.S.$400,000,000, 6.750% Class A Subordinated Resettable Notes due 2026, that are outstanding as of the date of this annual report and comply with all the requirements described above.

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

Deductible items applied to the different capital levels

i)

Investments in computable instruments under the financial entity’s RPC not subject to consolidated supervision when the entity owns up to 10% of the issuer’s ordinary capital according to the following criteria: (i) investments include direct, indirect or synthetic interests; (ii) investments include the acquired net position; (iii) securities issued are placed within five (5) business days; and (iv) the investments in capital instruments that do not satisfy the criteria to be classified as COn1 (Common Capital Tier 1), AT1 (Additional Capital Tier 1) or PNc (Supplementary Capital) of the financial institution shall be regarded as COn1 –common equity shares, for the purposes of this regulatory adjustment. If the aggregate amount of these interests in the capital of financial institutions, companies providing services supplementary to the financial industry and insurance companies – which individually represent less than 10% of the COn1 of each issuer – exceeds 10% of the

COn1 of the financial institution, net of applicable deductions, the amount over such 10% shall be deducted from each capital tier in accordance with the following method: i) Amount to be deducted from COn1: aggregate excess amount over 10% multiplied by the proportion represented by the COn1 holdings over the aggregate equity interests; ii) Amount to be deducted from CAn1: aggregate excess amount over 10% multiplied by the proportion represented by the CAn1 over the aggregate equity interests. iii) Amount to be deducted from PNc: aggregate excess amount over 10% multiplied by the proportion represented by the PNc holdings over the aggregate equity interest. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level. Amounts below the threshold, which are not deducted, are weighted based upon the risk or are taken into account in the calculation of the market risk requirement, as applicable.

ii)	Investments in instruments computed as regulatory capital of financial institutions and companies rendering services supplementary to the financial industry, not subject to consolidated oversight, and insurance companies, when the institution holds more than 10% of the common equity of the issuer, or when the issuer is a subsidiary of the financial institution, shall be subject to the following criteria: i) The investments include direct, indirect and synthetic interests. For these purposes, indirect interest means an investment by a financial institution in another financial institution or company not subject to consolidated oversight, which in turn has an interest in another financial institution or company not consolidated with the first one. A synthetic interest means an investment made by a financial institution in an instrument the value of which is directly related with the equity value of another financial institution or company not subject to consolidated oversight; ii) The net acquired position is included, i.e., the gross acquired position less the position sold in the same underlying exposure, when this has the same duration than the acquired position or its residual life is at least one year; iii) The holding of securities underwritten to be sold within a five business day term may be excluded; iv) Investments in capital instruments that do not satisfy the criteria to be classified as COn1, CAn1 or PNc of the financial institution shall be regarded as COn1, common equity shares, for the purposes of this regulatory adjustment. The amount of these interests, taking into account the applicable type of instrument, shall be deducted from each of the applicable capital tiers of the financial institution. If the financial institution does not have enough capital to make the deduction pertaining to a particular capital tier, the remaining amount shall be deducted from the next higher level.

iii)	Own repurchased instruments that satisfy the criteria for being included in CAn1 or PNc must be deducted from the applicable capital tier.

Limits

Rules regarding “Financial Entities Minimum Capital”, as amended and supplemented, establishes minimum thresholds regarding capital integration: (i) for COn1, the amount resulting from multiplying the capital RWA by 4.5%; (ii) for NWb, the amount resulting from multiplying RWA by 6% and (iii) for the RPC, the amount resulting from multiplying RWA by 8%. The lack of compliance with any of these limitations is considered as an infringement to minimum capital integration requirements.

Pursuant to Communication “A” 5867, RWA shall be calculated as follows:

RWA = RWAc + [(MR+OR) x 12.5]

Where:

RWAc: credit risk weighted assets

MR: minimum capital requirement for market risk

OR: minimum capital requirement for operational risk

Economic Capital

Rules regarding “Financial Entities Risk Management Guidelines”, as amended and supplemented, requires financial institutions to have an integrated global internal process in place to assess the adequacy of their economic capital based on their risk profile (the “Internal Capital Adequacy Assessment Process” or “ICAAP”), as well as a strategy aimed at maintaining their regulatory capital. If, as a result of this internal process, it is found that the regulatory capital is insufficient, financial institutions must increase regulatory capital based on their own estimates to meet the regulatory requirement.

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

The capital level of each entity must be determined in accordance with its risk profile, taking external factors such as the economic cycle effects and political scenario.

The main elements of a strict capital evaluation include:

a) Policies and procedures to guarantee that the entity identifies, quantifies and informs all the important risks.

b) A process which relates economic capital with the current level of risk.

c) A process which sets forth capital sufficiency objectives related to the risk, taking a strategic approach from the entity and its business plan into consideration.

d) An internal process of controls, tests and audits, with the objective to guarantee that the general risk management process is exhaustive.

Requirements applicable to dividend distribution

The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the Restated Regulations on Earnings Distributions, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

The rule provides that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum capital of financial institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the labor law regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to these rules.

Institutions may distribute earnings up to the positive amount derived from the off-balance sheet calculation set forth herein, without exceeding the limits set forth in these rules.

To such effect, the registered balances, as of the end of the fiscal year to which they belong, in the account “Unappropriated Retained Earnings” and in the voluntary reserve for future distributions of earnings shall be computed, deducting the amounts – recorded on the same date – of the legal and statutory reserves – whose creation is mandatory – and the following items:

1.	100 % of the negative balance of each of the items recorded under the line “Other comprehensive retained earnings.”

2.	The result derived from the revaluation of property, plant and equipment and intangible assets and investment properties.

3.	The net positive difference resulting from the calculation at amortized cost and the fair market value recorded by the financial institution in connection with sovereign bonds and/or currency regulation instruments issued by the Central Bank for such instruments valued at amortized cost.

4.	The asset valuation adjustments notified by the Superintendencia de Entidades Financieras y Cambiarias (Argentine Agency of Financial and Foreign Exchange Institutions, “SEFyC”) – whether accepted or not by the institution –, that are pending registration and/or those indicated by the external audit that have not been accounted.

5.	The individual deductibles – regarding asset valuation – established by the SEFyC, including the adjustments derived from the failure to consider agreed adjustment plans.

In addition, financial institutions shall not distribute earnings out of the income derived from the first application of the International Financial Reporting Standards (IFRS), and are obliged to create a special reserve which shall only be reversed for capitalization purposes or to absorb possible negative balances in the item “Unappropriated Retained Earnings”.

The amount to be distributed, which shall not exceed the limits set forth by the Central Bank, shall not compromise the liquidity and solvency of the institution. This requirement shall be considered satisfied once it has been verified that there are no integration defects in the minimum capital position – whether individual and consolidated – as of the end of the fiscal year to which the unappropriated retained earnings pertain or in the last closed position, whichever has the lesser integration excess, recalculating them together (for such purpose only) with the following effects based on the data relevant as of each such date:

1.	Those arising after deducting the items set forth above in points 1 to 5, if applicable, from the assets.

2.	The failure to consider the deductibles established by the SEFyC affecting the requirements, integrations and minimum capital position.

3.	The deduction of the amounts relating to the following items from the unappropriated retained earnings:

•	the amount to be distributed and, if applicable, the amount allocated to the creation of the reserve to repay debt instruments, capable of integrating the regulatory capital;

•	positive balances due to the application of the minimum presumed income tax – net of allowances for impairment – that have not been deducted from the basic shareholders’ equity, in accordance with the provisions set forth in rules on “Minimum capital of financial institutions”; and

•	adjustments made in accordance with paragraphs 4 and 5 above.

4.	The failure to consider the limit set forth in paragraph 7.2. of the rules on “Minimum capital of financial institutions.”

The distribution of earnings shall only be admitted if none of the following events occurs:

•	the institution is subject to the provisions of article 34 “Regularization and Recovery” and article 35 bis “Institution’s restructuring for the purpose of safeguarding loans and deposits” of the Financial Institutions Law;

•	the institution has received financial assistance from the Central Bank under section 17 of its Charter, due to illiquidity;

•	the institution is delayed or in breach of the reporting regime set forth by the Central Bank;

•	the institution records minimum capital integration deficits – whether individually or consolidated – (without computing the effects of the individual deductibles established by the SEFyC);

•	the integration of the average minimum cash – in Pesos, in foreign currency or in sovereign securities – is smaller than the requirement applicable to the last closed position or the projected position, taking into account the effect of the earnings distribution;

•	the institution has failed to comply with the additional capital margins applicable in accordance with Section 4.”

The aforementioned regulation contemplated transitory provision, effective until March 31, 2020, pursuant to which those financial institutions which, in order to determine distributable earnings, have not increased the ranges of COn1 net of deductions (CDCOn1) set forth in 1 percentage point, must obtain the prior authorization of the SEFyC for the distribution of earnings. This requirement shall also be applicable to the payment of financial services applicable to the issue of debt securities.

Central Bank’s Communication “A” 5689, dated January 8, 2015, provides that financial entities shall make an accounting entry for and provide information about any administrative and/or disciplinary penalties, and adverse criminal judgments issued by courts, which were applied or filed by the Central Bank, the UIF, the CNV and the National Insurance Superintendence (SSN). The amount corresponding to the accounting entry shall include all of the penalties and a provision for 100% of each penalty must be made. Such provisions must be maintained until payment is made or a final judgment is issued. According to Central Bank Communication “A” 5707, as amended by Central Bank Communication “A” 5827, if dividends are to be distributed, this amount shall also be deducted from the distributable amount.

In April 2016, the Central Bank issued Communication “A” 5940, which amended provisions of Communication “A” 5689. Pursuant to such Communication, the financial entities that, to the date thereof, have an amount for these items registered in the account “Provisions – For administrative, disciplinary and criminal penalties,” must analyze, according to the enforcing legal reports, if each such penalty meets the conditions for its total or partial accountable registration, according to the provisions in the “Accounts Plan and Manual” (which provides that penalties must be probable and that their amount can be reasonably estimated).

Those entities considered domestic systemically important (D-SIB) must take into account an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets which they must comply with using exclusively ordinary capital level 1 (Con1) according to the schedule described under “—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution” (currently, RWA is calculated by multiplying the required minimum capital under Central Bank regulations by 12.5). The consideration of this margin, is part of the extra-accounting calculation that entities must perform in order to determine the available amount.

Capital Conservation Buffer

It is also, stated that financial entities shall maintain a capital conservation margin in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

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

Coefficient of Common Equity Tier 1 (COn1) net of deductions (CDcon1) – as percentage of RWA -.
Financial Entities – That are not categorized as D-SIBs or G-SIBs-	D-SIBs and G-SIBs Financial Entities	Minimum coefficient of capital conservation – as percentage of dividend distribution -
4.5 – 5.13	4.5 – 5.38	100
> 5.13 – 5.75	> 5.38 – 6.25	80
> 5.75 – 6.38	> 6.25 – 7.13	60
> 6.38 – 7.0	> 7.13 – 8	40
> 7	> 8	0

Currently, the minimum limits required by the regulations are:

•	COn1/RWA: 4.5%

•	NWb/RWA: 6.0%

•	RPC/RWA: 8.0%

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

The Central Bank also establishes the counter-cycle margin in order to allow the financial entities’ capital levels to correspond to the accumulative systematic risk associated with an excessive credit expansion and the macro-financial context. When the Central Bank considers that the credit growth is excessive, creating an increase in systematic risk, it can establish, with a twelve-month advanced notice, the obligation to constitute a counter-cycle margin within a range of 0% to 2.5% of RWA. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished.

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

Variable “A” refers to computable assets/exposures; “PFB” are computable items which are not registered on the balance sheet (off balance sheet items); “CCF” the conversion credit factor; and “p” refers to the weighting factor, expressed on a per unit basis.

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

“RWAc”: These are credit risk weighted assets, calculated by adding the following:

A x p + PFB x CCF x p + no DvP + (DVP + RCD+ INC(fractioning)) x 12.5

“INC”, as defined above.

Variable “A” as defined above.

“no DvP,” as defined above.

“DvP,” as defined above.

“RCD,” as defined above.

“INC (fractioning)” means the incremental minimum capital requirements based on any excess over the following limits:

•	equity interest held in companies: 15%

•	total equity interests held in companies: 60%

The established maximum limits will be applied on the financial entity’s computable regulatory capital for the last day before the relevant date, as prescribed in the Central Bank regulations on “Credit Risk Fractioning”.

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	—
Cash items in the process of collection, cash in armored cars and in custody at financial institutions.	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos.	—
To the public non-financial sector denominated and funded in Pesos, including securitized exposures.	—
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code that do not exceed at the time of the agreements, 30% of borrower’s income).	—
To the public non-financial sector and the Central Bank. Other.	100
To other sovereign states or their central banks and other foreign public non-financial sector institutions.	100
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community.	—
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	—
Other.	100
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	100
Exposure to foreign financial institutions	100
Exposure to local and foreign companies and other entities—including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to micro, small- and medium-sized companies (“MiPyMEs”).	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Primary mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home.	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
Primary mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the lower of the real property market value or 60% of the mortgage loan.	50
On the remaining portion of the loan.	100
Delinquent loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Interests in companies	150
Exposures to central counterparty entities	2-100
Other assets and/or items off the balance sheet	100

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

Interest rate risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements were intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendence’s supervision.

Market risk

Overall capital requirements in relation to market risk are based on the sum of the five amounts of capital necessary to cover the risks. Market risk is defined as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate (trading portfolio), stock (trading portfolio), exchange rate and options risks (trading portfolio). To meet this capital requirement, entities must apply a “Standard Measurement Method” based on an aggregate of components that separately capture the specific and general market risks for securities positions.

General considerations. Risks subject to this minimum capital requirement include risks derived from positions in instruments – such as securities and derivatives – recorded as part of the trading portfolio, and risks from foreign currency positions recorded, indistinctly, as part of the investment or trading portfolio. For the purpose of the above accounting recording, the trading portfolio of financial entities comprises positions in financial instruments included among an entity’s assets for purposes of trading or of providing hedging to other items contained in the portfolio. Pursuant to Communication “A” 5889, a financial instrument may be accounted for as part of the trading portfolio – for purposes of meeting the minimum capital requirement for market risk – if such instrument may be traded free from any restriction or if the instrument may be hedged in full. Also, the portfolio must be actively managed, and its positions must be valued on a daily basis and with the required accuracy. Positions kept for trading purposes are those positions that the entity intends to sell in the short term or from which it intends to derive a profit as a result of changes, either actual or expected, in short-term prices, or by means of arbitrage activities. They include both positions that the entities keep for their own use and those they purchase in the course of services performed for customers or “market making’ activities”. Financial entities must calculate the minimum capital requirement for the counterparty credit risk involved in OTC transactions involving derivatives and securities financing transactions, such as repo transactions (repo agreements), recorded as part of the trading portfolio on a separate and additional basis to the calculation of capital requirements for general market risk and specific market risk of the underlying securities. For this purpose, entities will be required to apply the methods and weighting factors usually applicable when those transactions are recorded as part of the investment portfolio. Entities must have clearly defined policies and procedures in place, designed to determine the exposures that are to be included into or excluded from the trading portfolio in order to calculate their minimum capital requirement for market risk. On the other hand, the investment portfolio will include all securities held by the entity which are not included in the trading portfolio.

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

As from the effective date of Communication “A” 5867 and until August 31, 2016, financial entities were required to calculate the market risk minimum capital requirement in accordance with the method set forth in Communication “A” 5867 and also on an off-balance sheet basis, pursuant to the method in effect as of December 31, 2015, and to consider, for purposes of determining the minimum capital requirement, the result of the method involving the highest amount of the market risk capital requirements. After August 31, 2016, only the method set forth in Communication “A” 5867 is applicable.

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

(iv)	gains from the sale of financial public sector notes, as set forth under Central Bank regulations (“Valuación de instrumentos de deuda del sector público no financiero y de regulación monetaria del Banco Central de la República Argentina”).

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

Minimum cash reserve requirements

The minimum cash reserve requirement requires that a financial institution keep a portion of its deposits or obligations readily available and not allocated to lending transactions and it is included in the Central Bank “Rules of Minimum Cash”, as amended and supplemented.

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

Minimum cash reserve obligations exclude (i) amounts owed to the Central Bank, (ii) amounts owed to domestic financial institutions (excluding special deposits related to inflows of funds – Decree No. 616/2005), (iii) amounts owed to foreign banks (including their head offices, entities controlling domestic institutions and their branches) in connection with foreign trade financing facilities, (iv) cash purchases pending settlement and forward purchases, (v) cash sales pending settlement and forward sales (whether or not related to repurchase agreements), (vi) overseas correspondent banking operations and (vii) demand obligations for money orders and transfers from abroad pending settlement to the extent that they do not exceed a seventy-two (72) business hour term as from their deposit.

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

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month. Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement, which in the case of transactions in Pesos, will depend on the category under which the jurisdiction of the main office of the financial entity falls (Communication “A” 6195 and Communication “A” 6080):

	Rate%
	Category I		Categories II to VI
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1-Checking account deposits	20		18
2-Savings account, basic account and free universal account	20	25	18	25
3-Legal custody accounts, special accounts for savings clubs, “Unemployment Fund for Construction Industry Workers” (Labor Cessation Fund for Workers in the Construction Industry) and “Salary payment,” special checking accounts for legal entities and social security savings accounts	20	25	18	25
4-Other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	20	25	18	25
5-Unused balances of advances in checking accounts under executed overdraft agreements	20	—	18	—
6-Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100	—	100	—

7-Time deposits, liabilities under acceptances, repurchase agreements (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 11, 12 and 13 of this table:

(i) Up to 29 days	14	23	13	23
(ii) From 30 days to 59 days	10	17	9	17
(iii) From 60 days to 89 days	5	11	4	11

	Rate%
	Category I		Categories II to VI
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
(iv) From 90 days to 179 days	1	5	—	5
(v) From 180 days to 365 days	—	2	—	2
(vi) More than 180 days	—	—	—	—
(vii) More than 365 days	—	—	—	—
8-Liabilities owed due to foreign facilities (not executed by means of time deposits or debt securities)	—	—	—	—
9-Securities (including Notes)
(i) Up to 29 days	14	23	14	23
(ii) From 30 days to 59 days	10	17	10	17
(iii) From 60 days to 89 days	5	11	5	11
(iv) From 90 days to 179 days	1	5	1	5
(v) From 180 days to 365 days	—	2	—	2
(vi) More than 180 days	—	—	—	—
(i) More than 365 days	—	—	—	—
10-Liabilities owing to the Trust Fund for Assistance to Financial and Insurance Institutions	—	—	—	—
11-Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	13	15	13	15
12-Special deposits related to inflows of funds. Decree No. 616/2005	—	100	—	100
13-Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	16	—	15	—
14-Deposits and term investments and debt securities (Including Negotiable Obligations) in UVIs and UVAs
(i) Up to 29 days	7	—	6	—
(ii) From 30 days to 59 days	5	—	4	—
(iii) From 60 days to 89 days	3	—	2	—
(iv) From 90 days	—	—	—	—
15-Labor Cessation Fund for Workers in the Construction Industry in UVA	7	—	6	—
16-Deposits and term investment on behalf of minors for funds received free of charge	—	—	—	—

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

Compliance on securities time deposits must be done with holdings marked to market and of the same type, only in terms of monthly status. Holdings must be deposited in special accounts at the Central Bank.

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

Minimum cash requirements may decrease:

(i)	according to the participation in total financing to the non-financial private sector in Pesos in the micro, small and medium-sized enterprise (“MiPyMES”)

(ii)	based on cash withdrawals made through ATMs of the entity

(iii)	depending on the accreditations made by the National Social Security Administration (ANSES) for the payment of social security benefits.

(iv)	depending on the granting of financing to MiPyMES from section 1.1.14 of Section 1, Chapter XVIII, LISOL of Central Bank regulations.

(v)	depending on the granting of financing under the “AHORA 12” Program.

Internal liquidity policies of financial institutions

Pursuant to the Central Bank regulations on the liquidity coverage ratio (the “LCR”), financial institutions must adopt management and control policies that ensure the maintenance of reasonable liquidity levels to efficiently manage their deposits and other financial commitments and must comply with the liquidity coverage ratio established thereunder, under a 30-day stress test scenario. Such policies should establish procedures for evaluating the liquidity of the institutions in the framework of prevailing market conditions to allow them to revise projections, take steps to eliminate liquidity constraints and obtain sufficient funds, at market terms, to maintain a reasonable level of assets over the long term. Such policies should also address (i) the concentration of assets and liabilities in specific customers, (ii) the overall economic situation, likely trends and the effect on credit availability and (iii) the ability to obtain funds by selling government debt securities and/or own assets

The organizational structure of the entity must place a specific unit or person in charge of managing liquidity and assign levels of responsibility to the individuals who will be responsible for managing the LCR, which will require daily monitoring. The participation and coordination of the entity’s top management authority (e.g., CEO) will be necessary.

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

Liquidity Parameters

In addition to the LCR, there are other parameters that are used as systematic tools of control. These policies contain specific information regarding cash flows, balance structure and available underlying assets free of charge. These parameters, along with the LCR, offer basic information to evaluate the liquidity risk. The included parameters are:

•	gaps in contractual terms;

•	funding concentration;

•	available assets free of restrictions;

•	LCR for relevant currency; and

•	Market-related monitoring tools.

Additionally, Communication “A” 6209, as amended, sets forth that financial institutions must have an adequate stock of high-quality liquid assets (“HQLA”) free of any restrictions which can be immediately converted into cash in order to cover their liquidity needs during a period of 30 days in case of a stress scenario. Also, financial institutions must carry out their own stress tests so as to determine the liquidity level they should maintain in other scenarios, considering a period higher than 30 calendar days.

The LCR must be equal to or greater than 1 (that is to say, the stock of HQLA must not be lower than the total net cash outlays) in the absence of a financial stress scenario. If this is not the case, the LCR may fall below 1.

The Central Bank describes how to categorize a stress scenario, taking into account the following: the partial loss of retail deposits; the partial loss of wholesale non-guaranteed funding capacity; the partial loss of guaranteed funding; additional fund outlays due to situations contractually provided for as a consequence of a significant decline in the financial institution’s credit quality; market volatility increases that have an effect on the quality of guarantees or on the potential future exposure of positions in derivatives; the unforeseen use of credit and liquidity facilities compromised and available but not used that the financial institution may have granted to its clients; and/or the need that the financial institution may experience to repurchase debt or to comply with non-contractual obligations so as to mitigate its reputational risk.

Pursuant to Communication “A” 5724, for implementing the above, the financial institutions must consider the following schedule:

Period	Ratio
From January 30, 2015 to December 2015	0.60
January 2016 to December 2016	0.70
January 2017 to December 2017	0.80
January 2018 to December 2018	0.90
As of January 2019	1

The LCR calculation must be made on a permanent basis and informed to the Central Bank on a monthly basis.

In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the Central Bank; certain national public bonds in Pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the IMF, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

Net Stable Funding Ratio (NSFR)

The purpose of the net stable funding ratio (NSFR) is to allow financial institutions to finance their activities with sufficiently stable sources to mitigate the risk of future stress situations derived from their funding requirements. By requiring financial institutions to maintain a stable funding profile relative to the breakdown of their off-balance sheet assets and transactions, the NSFR limits the strong dependence on short term wholesale funding, promotes a better assessment of balance sheet and off-balance sheet items funding risk, and favors funding sources stability. The definitions of the components of the NSFR are similar to those set forth in the “Liquidity Coverage Ratio” regulations, unless otherwise expressly set forth herein.

The NSFR is defined as the available amount of stable funding relative to the required amount of stable funding, where: AASF (Available Amount of Stable Funding) is the capital and liabilities of the financial institution – calculated in the manner set forth in Section 2 – that are expected to be available over a one-year term. RASF (Required Amount of Stable Funding) is the amount of funding necessary for such period – calculated in the manner set forth in Section 3 – based on its liquidity and remaining life of the institution’s assets and its off-balance sheet obligations.

The NSFR shall be at all times greater than or equal to 1 (NSFR ≥ 1). It shall be supplemented with the assessment made by the SEFyC. The SEFyC may demand the institution to adopt stricter standards to reflect its funding risk profile, also taking into account the assessment made in connection with the “Risk Management Guidelines for Financial Institutions” in connection with the institution’s liquidity.

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

Globally, lending to the public sector cannot exceed 75% of the institution’s RPC. Monthly average daily credit assistance to the public sector cannot exceed 35% of a financial institution’s assets at the last day of the previous month. Maximum limits for credit assistance to the non-financial private sector of the country and non-financial sector abroad are as follows:

Transactions with the non-financial private sector of the country and non-financial sector abroad	Maximum limit
i) For each borrower
a) Unsecured financings	15%
b) Total financings (secured or unsecured) and/or collateralized obligations including financings guaranteed by third parties	25%
ii) For each Reciprocal Guarantee Company (RGC) (including affiliates) or public guarantee fund	25%
iii) For each export credit insurance company	15%

Maximum limits for credit assistance to the financial sector of the country are as follows:

	Taker
Transactions with the financial sector of the country	Lender	Rated 1, 2 or 3	Rated 4 or 5
i) Financing by a financial institution that is not a second tier commercial bank to a local financial institution.	Rated 1, 2 or 3	25%	25%
	Rated 4 or 5	25%	0%
ii) Financing by a financial institution that is a second tier commercial bank	Rated 1, 2 or 3	100%	100%
	Rated 4 or 5	100%	0%

*	This limit can be divided in two segments, with and without collateral, in each case by 25% subject to compliance with certain requirements.

Maximum limits for credit assistance to the financial sector abroad are as follows:

Transactions with the financial sector abroad	Maximum limit
i) Investment grade banks	25%
ii) Non-investment grade banks	5%

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

Limits for Affiliated Individuals

The aggregate amount of relevant transactions with affiliated companies or individuals may not exceed at any time the limits of the financial institution’s net worth as of the last day of the month prior to the month of calculation, according to the following general rules:

	Borrower
Financing to domestic providers of ancillary services	Type	Base Margin	Additional Margin
i) If the lender is Rated 1	Company subject to consolidation with the lender, providing ancillary services such as the issuance of credit or debit cards or similar services	100%	25%
	Other companies subject to consolidation with the lender with respect to ancillary services included in the Central Bank regulations on “Credit Risk Fractioning”	100%
	Other companies subject to consolidation with the lender not included above	10%
ii) If the lender is Rated 2	Company subject to consolidation with the lender, providing ancillary services such as the issuance of credit or debit cards or similar services	20%	25% (Tranches I and II 55% (Tranche III	) )
	Other companies subject to consolidation with the lender with respect to ancillary services included in the Central Bank regulations on “Credit Risk Fractioning”	10%	90%
	Other related companies not included above	10%
iii) If the lender is Rated 3	Company subject to consolidation with the lender, providing ancillary services such as the issuance of credit or debit cards or similar services	10%	20%
	Other related companies not included above	10%
iv) If the lender is Rated 4 or 5	Company subject to consolidation with the lender	10%
	Other related companies not included above	0%

	Borrower
Financing to foreign providers of ancillary services	Type	Unsecured	Secured
i) If the lender is Rated 1 to 3	Related company providing ancillary services	5%	10%
ii) If the lender is Rated 4 to 5	Company subject to consolidation with the lender, providing ancillary services included in the Central Bank regulations on “Credit Risk Fractioning”	5%	10%
	Other related companies not included above	0%

The aggregate amount of relevant transactions with affiliated companies or individuals may not exceed at any time the limits of the financial institution’s net worth as of the last day of the month prior to the month of calculation, according to the following general rules:

•	in the case of local financial institutions which have transactions that are subject to consolidation by the lender or borrower, when the entity receiving financial assistance (i) has received a grade 1 rating by the Superintendency, the financial institution can provide assistance in an amount up to 100% of its computable net worth or (ii) has received a grade 2 rating by the Superintendency, general financial assistance can be provided for an amount up to 10% of the financial institution’s computable net worth; and additional assistance in an amount up to 90% of said computable net worth as long as loans and other credit facilities mature within 180 days;

•	in the case of local financial institutions not included in (i) above, the financial institution can provide assistance in an amount up to 10% of its computable net worth; and

•	in the case of other related local companies that exclusively provide complementary services to the activity performed by the financial institution, as well as related foreign banks rated “investment grade,” such companies may receive assistance in an amount of up to 10% of the computable net worth of the financial institution which grants assistance.

If the financial institution has a rating of 4 or 5, financial assistance to a related person or company cannot be granted, except in certain special situations.

Finally, the total, non-excluded amount of financial assistance provided to, and the shareholder participation in the related individuals and companies by a financial institution cannot exceed 20% of the institution’s Argentine regulatory capital, except when the applicable limit is 100%.

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

In the case of institutions falling under Group I, the Central Bank would publish on a monthly basis the maximum interest rates that these financial institutions were authorized to apply to each financing disbursed and/or restructured. The maximum interest rates were based on the product of multiplying the most recent “reference interest rate” (as published by the Central Bank and based on the simple average of the cut-off rates applicable to Central Bank bills for a term closest to 90 days, two months before the disbursement) by the following multiples: (i) with respect of pledge loans: 1.25; (ii) with respect of overdrafts, credit card loans and mortgages on housing assigned to financial institutions by third parties, as receivables in respect to trusts where trust assets were constituted by them, and as collateral for granting loans: 2.00; and (iii) with respect of personal loans: 1.45.

In the case of Group II, the multiples used were as follows (i) with respect of pledge loans: 1.40; (ii) with respect of overdrafts, credit card loans and mortgages on housing assigned to financial institutions by third parties, as receivables in respect to trusts where trust assets were constituted by them, and as collateral for granting loans: 2.00; and (iii) with respect of personal loans: 1.80.

On December 17, 2015, the Central Bank issued Communication “A” 5853, pursuant to which the provisions that established maximum interest rates applicable to the lending transactions described above ceased to have effect in respect of any new transactions conducted as from and including such date. In addition, Communication “A” 5853 established the basic requirement that compensatory interest rates be freely agreed upon among financial institutions and their customers in accordance with established provisions under applicable statutory regulations, such as Central Bank regulations which state the maximum interest rate applicable to credit card facilities.

With respect to transactions conducted at a regulated rate, any non-compliance identified until December 31, 2015 will be addressed pursuant to the rules in effect as of December 16, 2015. For any non-compliance identified as of January 1, 2016, the rules established by Communication “A” 5849 will be applicable. Communication “A” 5849 establishes the procedure for reimbursing customers any amounts charged by financial institutions in excess of the applicable maximum lending rate.

Minimum term deposit rates

Pursuant to Communication “A” 5640, which was in effect from October 2014 to December 2015, the Central Bank established minimum interest rates applicable to term deposits made by individuals (in a principal amount equal to or lower than the amount covered by SEDESA at the time) (i.e., deposits not exceeding Ps.350,000). Communication “A” 5659, issued on October 31, 2015, increased the monthly contribution that banks were required to set aside each month to fund the Deposits Guarantee Fund (“Fondo de Garantía de los Depósitos”) from 0.015% to 0.060% of the monthly average of the daily deposits balance. On April 7, 2016, the Central Bank issued Communication “A” 5943, pursuant to which the monthly contribution rate reverted back to 0.015% of the monthly average of the daily deposits balance, and as of May 1, 2016, the amount covered was extended to Ps.450,000.

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

With respect to transactions conducted at a regulated rate, any non-compliance identified on or before December 31, 2015 will be addressed pursuant to the rules in effect as of December 16, 2015. For any non-compliance identified as of January 1, 2016, the rules established by Communication “A” 5849 will be applicable. Communication “A” 5849 established the procedure by which financial institutions must pay customers any amounts due as a result of non-compliance with the applicable minimum term deposit rates.

Fees

Central Bank regulations granted broad protection to customers in 2013. The protection includes, among other things, the regulation of fees and commissions charged by financial institutions for services provided. Fees and charges must represent a real, direct and demonstrable cost and should be supported by a technical and economic justification. It is worth noting that Communication “A” 5514 sets forth an exception to the enforcement of Communication “A” 5460 for certain credit agreements that have pledges as collateral and are issued before September 30, 2018.

On June 10, 2014, the Central Bank issued Communications “A” 5591 and “A”5592, through which established new rules regarding fees and charges for basic financial products and services. Beginning on the effective date of the rule, financial institutions must have prior authorization from the Central Bank to implement increases to the cost of those services. The rule also specifically defines which financial services are considered basic.

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

Furthermore, Communication “A” 5828 creates a distinction between “life insurance on debit balances” and “other insurance,” establishing for the former that financial institutions cannot charge users any fee and /or charge associated with such kind of insurance. Financial institutions must purchase life insurance on debit balances with coverage for death or permanent total disability with respect to financings granted to human beings. Alternatively, they can self-insure the risks of death and permanent total disability of financial services clients. In both cases, coverage must fully cover the amount due in case of death or total permanent disability of the beneficiary.

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

On March 21, 2016, the Central Bank issued Communication “A” 5928, pursuant to which all saving accounts shall be free, including the use of the corresponding debit card. In this regard, all existing saving accounts shall be now free of charge, as well as for new clients. The saving accounts shall not have amount limits, or any charge related to their creation, maintenance or renovation. In addition, pursuant to such regulation, commissions could be increased up to 20%, but such increase must be informed to the client sixty (60) days in advance. Furthermore, as of September 1, 2016 commissions’ caps are eliminated, but financial institutions will have to inform their customers in advance about the commissions that other financial entities are charging.

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

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments (the “2012 Quota”), according to the terms and conditions described therein. Subsequently, the Central Bank issued Communication “A” 5380 and “A” 5449 (the “2013 Quota”), “A” 5516 and “A” 5600 (the “2014 Quota”), “A” 5681 and “A” 5771 (the “2015 Quota”), “A” 5874 and “A” 5975 (the “2016 Quota”), “A” 6084 and “A” 6259 (the “2017 Quota” and the “2018 Quota”, as applicable) and “A” 6259 establishing new regulations applicable to credit facilities for productive investments (the “Quota”). The 2012 Quota, the 2013 Quota, the 2014 Quota, the 2015 Quota, the 2016 Quota and the 2017 Quota are not cumulative and must be complied with, independently, in each year. Financial institutions subject to this regime are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or those whose average total deposits over a related three-month period are equal to or greater than 1% of the total deposits in the financial system.

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

2016 and 1S 2017 Quota – Credit Lines for Production and financial inclusion

Financial entities acting as financial agents for the national, provincial, City of Buenos Aires’ and/or municipal governments and/or whose share in the non-financial private sector deposits in Pesos in the financial system is equal to or greater than 1% (based on the simple average of daily balances of the non-financial private sector deposit in Pesos for the previous calendar nine-month period), will be required to extend certain credit lines, pursuant to the Central Bank regulations on “Credit lines for Financial Production and Inclusion” up to an annual quota, calculated based on deposits from the non-financial private sector in Pesos, computed based on the average and daily balances for: (i) November 2015 (for the first half of 2016), 14%; (ii) May 2016 (for the second half of 2016), 15.5% and (iii) November 2016 (for the first half of 2017), 18%.

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

2017 Quota

Financial entities were required to extend credit facilities from January 1, 2017 to June 30, 2017, equivalent to at least 18% of the non-financial private sector deposits in Pesos, calculated on the basis of the monthly average of daily balances in November 2016.

In the case of entities falling within the above scope whose share of total non-financial private sector deposits in Pesos is lower than 0.25% (calculated as described in the preceding paragraph) the percentage applied was not less than 10%, from January 1, 2017 to June 30, 2017. According to Communication “A” 6217, at least 75% of the 2017 quota was required to be granted to MiPyMEs and/or financial services customers.

With respect to the second half of 2017, the financial entities subject to this requirement had to maintain, from July 1, 2017 until December 31, 2017, a balance of comprised financings equal to at least 18% of private sector deposits in Pesos, calculated on the basis of the monthly average daily balances from May 2017. For financial entities whose participation in deposits in the non-financial private sector in Pesos amounts to less than 0.25%, the percentage applied, from July 1, 2017 and until December 31, 2017, was not less than 10%, and at least 75% of the 2017 quota was required to be granted to MiPyME and/or financial services customers.

2018 Quota

The financial entities subject to this requirement have to maintain, in each of the months in 2018, a balance of comprised financings equal to at least the amount that results from applying the percentages provided in the following table to the monthly average daily balances of November 2017 of total non-financial private sector deposits in Pesos:

Months of 2018	Percentage
January	16.50%
February	15.00%
March	13.50%
April	12.00%
May	10.50%
June	9.00%
July	7.50%
August	6.00%
September	4.50%
October	3.00%
November	1.50%
December	0.00%

For financial entities whose total non-financial private sector deposits in Pesos is less than 0.25%, the applicable percentage to apply will be derived from the table below:

Months of 2018	Percentage
January	9.17%
February	8.33%
March	7.50%
April	6.66%
May	5.83%
June	5.00%
July	4.17%
August	3.33%
September	2.50%
October	1.66%
November	0.83%
December	0.00%

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

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016.

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

As of mid-December 2015, there have been significant changes to the legal framework applicable to the foreign exchange market aiming at granting greater flexibility to foreign exchange transactions.

These changes, initially contemplated under Communication “A” 5850, Communication “A” 5899 and Communication “A” 5955, among others, allowed those entities authorized to operate in the exchange market to engage in foreign currency arbitrage and exchange transactions with their customers. In addition, these regulations made it less burdensome for residents to access the foreign exchange market in order to acquire external assets, and for the repatriation by nonresidents of both portfolio and direct investment.

Effective as of August 9, 2016, the Central Bank continued to establish more flexible rules for foreign exchange transactions, for example through the issuance of Communication “A” 6037, followed by Communication “A” 6244, which resulted in a simplification of the rules that had been in place since 2002.

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

Foreign currency lending capacity

Central Bank Communication “A” 4851, as amended (the “Credit Policy”) contains regulations on the allocation of deposits in foreign currencies and establishes that the lending capacity from foreign currency deposits, including U.S. dollar-denominated deposits to be settled in Pesos, must fall under one of the following categories: (a) pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise; (b) financing for manufacturers, processors or collectors of goods, provided they refer to non-revocable sales agreements with exporters for foreign currency-denominated prices (irrespective of the currency in which such transaction is settled), and they refer to exchangeable foreign-currency denominated goods listed in local or foreign markets, broadly advertised and easily available to the general public; (c) financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers; (d) financing of investment projects, working capital or purchase of any kind of goods–including temporary imports of commodities–that increase or are related to the production of goods to be exported, including syndicated loans, whether granted by local or foreign financial institutions; (e) financing for commercial clients or commercial loans considered as consumer loans, with the purpose of importing capital goods, whenever they help to increase goods production for the domestic market; (f) debt securities or financial trust participation certificates whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above (excluding syndicated loans); (g) foreign currency debt securities or financial trust participation certificates, publicly listed under an authorization by the CNV, whose underlying assets are securities bought by the fiduciary and guaranteed by reciprocal guarantee companies or public guarantee funds, in order to finance export transactions; (h) financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (Préstamos BID N° 119/OC-AR), not exceeding 10% of the lending capacity; (i) interfinancing loans (any interfinancing loans granted with such resources must be identified); (j) Central Bank bills denominated in dollars; (k) direct investments abroad by resident companies in Argentina, with the purpose of the development of non- financial productive activities of goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that are constituted in countries or territories considered to be cooperators for the purposes of fiscal transparency, according to section 1 of Decree No. 589/13 as supplemented; (l) financing of investment projects, including its working capital, that allows the increase in the production on the energy sector, and have sales contracts in firm and/or endorsement or guarantees in foreign currency. (m) primary subscription of debt securities in foreign currency issued by the Argentine national treasury for up to an amount equivalent to 1/3 of the total allocations made as established herein; and (n) primary underwriting of debt instruments in foreign currency of the Argentine national treasury, up to the equivalent of a third of total allocations pursuant to these categories; and (m) (n) financing of investments in cattle farming, including working capital, not exceeding 5% of our deposits in foreign currency.

Communication “A” 5534, as amended, provides a specific formula in order to calculate the financial entity’s capacity to lend money in foreign currency for imports (relating to items (d) and (e) and, as applicable, items (g) to (h) of the foregoing paragraph).

The lending capacity shall be determined for each foreign currency raised, such determination being made on the basis of the monthly average of daily balances recorded during each calendar month. Any defect in the application shall give rise to an increase in the minimum cash requirement in the relevant foreign currency.

General Exchange Position

The general exchange position (“GEP”) includes all the liquid external assets of the institution, such as gold, currency and foreign currency notes reserves, sight deposits in foreign banks, investments in securities issued by Organization for Economic Co-operation and Development (OECD) members’ governments with a sovereign debt rating not below “AA,” certificates of time deposits in foreign institutions (rated not less than “AA”), correspondents’ debit and credit balances and the third parties funds pending of settlement. It also includes purchases and sales of these assets already arranged and pending settlement involving foreign exchange purchases and sales performed with customers within a term not exceeding two (2) business days and correspondent balances for third-party transfers pending settlement.

It does not include, however, foreign currency notes held in custody, term sales and purchases of foreign currency or securities nor direct investments abroad (Communication “A” 4646 and “A” 4814).

Pursuant to Communication “A” 6244, which entered into force on July 1, 2017, entities can freely determine the level and use of their GEP, thus allowing such entities to manage their exchange positions, both regarding the composition of its assets, as well as the possibility to maintain or transfer their holdings out of the country, with its subsequent impact in the reserves.

Furthermore, the aforementioned regulation foresees that the entities shall carry out arbitrage and foreign exchange operations, to the extent that the counterparty is a branch or agency of local official banks, a foreign financial institution, total or majority ownership of an entity in foreign states, a foreign financial or exchange entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force, or a foreign company dedicated to the trading of banknotes from different countries and/or precious metals in coins or bars of good delivery and whose head office is located in a member country of the Basel Committee for Banking Supervision.

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

Limits:

Negative Foreign Currency Net Global Position (liabilities exceeding assets): as of May 1, 2017 (Communication “A” 6233) the limit is 30% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position (assets exceeding liabilities): Communication “A” 6233 of the Central Bank established that, effective as of May 1, 2017, this daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) cannot exceed 30% of the lesser of the RPC or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “fixed assets and other concepts ratio”) of the immediately preceding month.

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

Assignment of foreign exchange positions by financial and foreign exchange entities

On December 17, 2015, Communication “A” 5852 provided that financial entities authorized to deal in exchange transactions and foreign exchange entities were required to sell to the Central Bank their respective positive foreign currency positions at closing on December 16, 2015, valued at the reference exchange rate of such date, and then repurchase them in full. The repurchase transaction could be effective as of December 17, 18 or 21, 2015, at the Central Bank’s discretion, at the reference exchange rate prevailing on the day of the repurchase.

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

The SSGD does not cover: (i) deposits maintained by financial institutions in other financial institutions, including certificates of deposit bought in the secondary market, (ii) deposits made by persons directly or indirectly affiliated with the institution, (iii) time deposits of securities, acceptances or guarantees, (iv) any transferable time deposits that have been transferred by endorsement, (v) any deposits in which the agreed-upon interest rate is higher than the reference interest rates periodically released by the Central Bank for time deposits and demand deposit account balances and available amounts from overdue deposits or closed accounts, and (vi) immobilized credit from deposits and excluded transactions.

Pursuant to Communication “A” 5710, every financial institution is required to contribute to the FGD a monthly amount of 0.06% of the monthly average of daily balances of deposits in local and foreign currency, as determined by the Central Bank.

When fixed term deposits in U.S. dollars of the private non-financial sector are used to purchase Central Bank bills denominated in U.S. dollars, financial institutions must contribute 0.015% of the monthly average of daily balances of the net position of such bills. Prompt contribution of such amounts is a condition precedent to the continuing operation of the financial institution. The first contribution was made on May 24, 1995. The Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and debit the past due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain institutions, depending on its evaluation of the financial condition of those institutions. Pursuant to Communication “A” 5943, effective as of April 7, 2016, the monthly contribution to the FDG was established as 0.015%.

When the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of the total deposits of the system, the Central Bank may suspend or reduce the monthly contributions, and reinstate them when the contributions subsequently fall below that level.

Other restrictions

Pursuant to the Financial Institutions Law, financial institutions cannot create any kind of rights over their assets without the Central Bank’s authorization. Furthermore, in accordance with section 72 of Capital Markets Law, publicly offered companies are forbidden to enter into transactions with their directors, officers or affiliates in terms more favorable than arms-length transactions.

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

TM20

Beginning October 5, 2017, the Central Bank has begun to publish on a daily basis a survey of the average interest rates paid by Banks for their fixed-term deposits of over Ps.20 million, for terms of between 30 and 35 days (the “TM20”), in order to reflect the behavior of wholesale depositors.

A TM20 denominated in dollars will also be published for deposits for the same term that are for U.S.$20 million or more.

The information published by the Central Bank is broken down by public vs. private banks, both for operations in Pesos and foreign currencies.

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

If a financial institution meets the Central Bank’s criteria and is found to be in a situation covered by the Financial Institutions Law, then the Central Bank is authorized to revoke the institution’s operation license. The Central Bank may order a restructuring plan before revoking an institution’s license. The restructuring plan may consist of certain steps, including, among others:

•	adoption of a list of measures to capitalize or increase the capital of the financial institution;

•	revoke the approval granted to the shareholders of the financial institution to hold interests therein;

•	restructure or transfer assets and liabilities;

•	grant temporary exemptions to comply with technical regulations or payment of charges and penalties arising from such flawed compliance; or

•	appoint a delegate or auditor (“intervenor”) that may prospectively replace the board of directors of the financial institution.

Revocation of the license to operate as a financial institution

The Central Bank may revoke the license to operate as a financial institution in the situations outlined in the Financial Institutions Law. These situations include if a restructuring plan fails or is not deemed feasible, local laws and regulations are violated, the solvency or liquidity of the financial institution is affected, significant changes occur in the institution’s condition from when the original authorization was granted, if any decision by the financial institution’s legal or corporate authorities concerning its dissolution is adopted, among other circumstances set forth in the Financial Institutions Law. In addition, pursuant to the Central Bank regulations on “Incorporation of Financial Entities,” sanctions imposed by the Central Bank, the UIF, the CNV and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación) on financial institutions and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the Board of Directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of:

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

The Anti-Money Laundering Law, like anti-money laundering laws of other countries, does not place sole responsibility on the Argentine government to monitor these criminal activities, but rather it also places certain duties on various private sector entities, such as banks, shareholders, stock markets and insurance companies. Under the Anti-Money Laundering law, these private sector entities are now legally bound reporting parties. These obligations essentially consist of information gathering functions, such as:

a)	obtaining from clients’ documents that indisputably prove the identity, legal status, domicile and other information, concerning their operations needed to accomplish the intended activity (know your customer policy);

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

Resolution 121/2011 issued by the UIF, as amended among others by Resolution No. 196/2015 (“Resolution 121”), which was abrogated by Resolution No. 30-E/17 was applicable to financial entities subject to the Financial Institutions Law, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution 229”) which was abrogated by Resolution No. 21/2018 was applicable to brokers and brokerage firms, companies managing common investment funds, agents of the OTC market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulated the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions.

The main duties under Resolution 121 and 229 were:

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

According to Resolution 121 and Resolution 229, unusual transactions were those attempted or consummated transactions, on a one-time or on a regular basis, without economic or legal justification, inconsistent with the risk level or transactional profile of the client or, and which deviate from standard market. Under Resolution 121 and Resolution 229, suspicious transactions were those attempted or consummated transactions that, having been previously identified as unusual transactions by the legally bound reporting party, are inconsistent with the lawful activities declared by the client or, even if related to lawful activities, give rise to suspicion that they are linked or used to finance terrorism.

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

Among other things, pursuant to UIF Resolutions No. 121 and 229, any transaction suspected of involving money laundering must be reported to the UIF within 150 days from its execution (or attempted execution), whereas any transaction suspected of terrorism financing must be reported within 48 hours from its execution (or attempted execution).

Regarding terrorism financing, Decree No. 918/2012 established the procedures for the freezing of assets linked to terrorism financing (including automatic freezing), and the creation and maintenance procedures (including the inclusion and removal of suspected persons) for registries created in accordance with the relevant United Nations Security Council’s resolutions.

Additionally, UIF Resolution No. 29/2013, regulates following the guidelines of Decree No. 918/2012 (i) the method of reporting suspicious transactions of terrorism financing and the persons obligated to do so, and (ii) the administrative freezing of assets on natural or legal persons or entities designated by the United Nations Security Council pursuant to Resolution 1267 (1999) and subsequent, or linked to criminal actions under Section 306 of the Argentine Criminal Code, both prior to the report issued pursuant to UIF Resolutions No. 121 and 229, and as mandated by the UIF after receiving such report.

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

Recently, the UIF published Resolution No. 30-E/17, which abrogated Resolution 121 and set the new guidelines that financial and foreign exchange entities must follow as legally bound financial reporting parties under the Anti-Money Laundering Law, based on the revised FATF recommendations of 2012, in order to adopt a risk-based approach. Resolution No. 30-E/17, effective as of September 15, 2017, determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and non-compliance normative, among others.

Resolution No. 30 provides that financial entities, such as us, are required to take certain actions embracing a Risk-Based Approach, aimed at identifying and assessing their respective risk exposure to money laundering and terrorism financing, in respect of their customers, countries and geographic areas, products and services, operations or distribution channels, including but not limited to:

(a)	implementing an Anti-Money Laundering and Terrorism Financing System;

(b)	establishing policies, procedures and controls approved by the entity’s board of directors or utmost authority that allow for identifying, assessing, mitigating and monitoring their respective risk exposures to money laundering and terrorism financing. To such ends, financial entities will be required to determine, for each of their business lines, the entity’s risk profile and its inherent level of exposure, and to assess how effective the controls in place are in mitigating the identified risks in respect of, at least, their customers, products and/or services, distribution channels, and geographic areas;

(c)	developing a manual of procedures;

(d)	appointing a Compliance Officer who shall watch for the implementation of and adherence to the procedures and obligations set forth in Resolution No. 30;

(e)	setting up a Committee on Anti-Money Laundering and Terrorism Financing to give support to the Compliance Officer in embracing and fulfilling the required policies and procedures for the sound operation of the Anti-Money Laundering and Terrorism Financing System;

(f)	paying special attention to the risk inherent to business relationships and operations with countries or jurisdictions where the recommendations of the Financial Action Task Force (FATF) are not sufficiently enforced, or are not enforced at all;

(g)	developing an annual training plan for the entity’s directors and employees with special emphasis on the Risk-Based Approach;

(h)	having policies and procedures in place to gain sufficient, timely and current knowledge about all clients, verifying the information submitted by them, and adequately monitoring their operations. Such identification techniques will have to be executed at the beginning of the business relationship and will be applied on an ongoing basis, in order to maintain updated data, records and/or copies of the entity’s customer database. The entity’s failure or inability to comply with the identification duty as set forth in Resolution No. 30 shall be understood as an impediment to initiate a business relationship or, if already existing, to continue pursuing it. In addition, on the basis of the applicable Money Laundering and Terrorist Financing Management policies, it should be analyzed whether or not such business relationship should be reported as suspicious activity.

The due diligence procedures aimed at gaining customer knowledge will be applied according to Money Laundering and Terrorist Financing ratings, determined on the basis of the risk model in place at the entity. To such end, consideration will be given to customer-related risk criteria, including type of customer (individual or legal entity), business activity, source of funds, actual and estimated volume of transactions, nationality and residence. The rating should be determined upon accepting new customers and keep updated throughout the relationship with them;

(i)	enforcing and establishing the scope and intensity of the due diligence procedures on a tiered basis, according to, at least, High, Medium and Low Risk levels of customers. Such procedures will involve: (a) for Medium Risk customers, in addition to the minimum required information for identification purposes, securing the appropriate supporting documents in respect of (i) the customer’s business activity, and (ii) the customer’s source of income, funds and/or wealth. The entity may also request for such other additional data which, at its discretion, may be useful to identify and know their customers in order to understand and appropriately manage the risk associated to each type, according to the entity’ risk management system; (b) for High Risk customers, applying reinforced customer due diligence procedures. In addition to the minimum required information, the entity will also be required to secure the following documents in respect of High Risk customers, namely: (i) copies of invoices, title deeds or other documents that serve as irrefutable evidence of the customer’s domicile; (ii) copies of documents supporting the customer’s source of funds, wealth, revenue or earned income; (iii) copy of the decision-making body with designation of authorities; (iv) copies of other documents useful to adequately know and manage the risk associated to this type of customer; (v) check the customer’s potential history of money laundering and terrorist financing and penalties imposed by the UIF, the applicable oversight authority or the judiciary; and (vi) all such other documents as the entity may deem appropriate; and (c) for Low Risk customers, applying simplified customer due diligence procedures including, at least, the minimum requirements set forth in Resolution No. 30 for client identification purposes (both individuals and legal entities);

(j)	preparing a prospective (ex ante) Transactional Profile, notwithstanding subsequent adjustments and calibrations thereto, on the basis of the requested information and documents, according to the transactions actually executed. Such profile will be based on the understanding of the expected purpose and nature of the business relationship, the transactional information, and the documents in respect of the financial position furnished by the customer or gathered by the entity itself, according to the due diligence procedures that may apply in each case;

(k)	performing transactional monitoring, establishing to such end transaction control rules and automated alerts in order to appropriately and timely monitor the execution of transactions and their alignment with the Transactional Profile and risk level of the entity’s customers. To such ends, all unusual transactions will be regarded as transactions subject to review;

(l)	in operating with accounts of other reporting parties, an entity should deploy reasonable due diligence policies and procedures from a risk-based approach and shall request from the UIF the reporting parties’ registration certificate. In the case of failure or unjustified unwillingness to cooperate, the entity should apply reinforced know-your-customer due diligence procedures and will have to conduct a special review of the account and, if so warranted, issue a suspicious transaction report;

(m)	applying reinforced follow-up on cash deposits. In this regard, for deposits equal to or in excess of Ps.200,000 or its equivalent in other currencies, the financial entity should identify the person conducting the transaction, request for information and register whether the transaction is conducted on its own account or on behalf of third parties, in which case, the entity should gather the full name and/or corporate name and taxpayer identification number of such third parties;

(n)	conducting certain actions during the course of the contractual or business relationship, including but not limited to:

(i)	verifying adequate compliance with Resolution No. 29/2013 handed down by the UIF, as amended, in particular, with such policies and procedures to check whether or not the names of candidate customers, payors and beneficiaries of international transfers, customers and beneficial owners appear in anti-terrorist lists and in lists against the proliferation of weapons of mass destruction;

(ii)	verifying whether customers meet the conditions to the regarded as a politically exposed person and comply with the rules handed down by the UIF in that regard;

(iii)	maintaining an internal record of transactions subject to review, which shall include, at least, the following data: (a) transaction identification; (b) date, time and origin of the alert or other transaction identification system; (c) analyst in charge of the alert resolution; (d) actions taken leading to the alert resolution; (e) final decision, including the validation of the supervisor or higher-level officer, date and time of the final decision. In addition, all documentary files supporting such records should be kept in custody.

If unusual transactions are identified, a deeper analysis should be performed in order to obtain additional information to confirm the unusual nature of the transaction, recording in writing the findings of such analysis and the supporting documents that have been verified;

(iv)	developing consistent reports as set forth in the rules handed down by the UIF;

(v)	maintaining each customer’s file; and

(o) reporting to the UIF unusual transactions regarded as suspicious of money laundering or terrorist financing activities, with special consideration to the circumstances listed in Resolution No. 30. The report should be founded and should describe the rationale for which the transaction has been regarded as such; and

(p) maintaining the following elements for the term of 10 years: (i) the documents supporting the transactions carried out by the entity’s customers, in which case the 10-year term should be counted as from the transaction date; (ii) the customers’ and beneficial owners’ documents gathered through due diligence processes, in which case the 10-year term should be counted as from the date of termination of the relationship with the customer; (iii) the documents gathered to conduct the analysis and all such other documents gathered and/or produced in applying due diligence procedures.

On March 5, 2018, UIF Resolution N° 21/2018 was published, and came to complement previous Res. 30/2017, directed at the financial sector, including the guidelines for money laundering and terrorist financing Risk Management and minimum compliance that the legally bound financial reporting parties of the Capital Markets sector must adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties with criminal objectives of money laundry and terrorist financing.

Fundamentally, the aforementioned resolution shifts the formalistic regulatory compliance approach to a risk-based approach, in order to ensure that the actions implemented are proportional to the identified risks. Therefore, the legally bound financial reporting parties must identify and evaluate their risks and, depending on this, adopt management and mitigation measures in order to more effectively prevent money laundry and terrorist financing. Thus, they are enabled to implement certified technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, while complying with the Due Diligence duties.

Furthermore, new categories of agents have been contemplated, that is, the Liquidation and Compensation Agents, the Negotiation Agents (in activities carried out in the field of Capital Markets) and the Collective Investment Products Management Agents of the Mutual Funds, as well as the financial trusts with public offer, their fiduciaries, trustors and any natural or legal person directly or indirectly related to them, are also covered by the regulation, partially repealing the UIF Res. 140/2012 only on such parties, continuing the provisions of it for the remaining trusts.

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

Elements of the Anti-Money Laundering Program

We adopt specific procedures for our various operational and commercial areas as applicable.

The following are the most important components of the Bank’s Anti-Money Laundering Program:

1.	Prevention: We carry out different tasks in order to mitigate the risk of money laundering:

a.	Generation of policies and procedures

b.	Reliable identification of customers and knowledge of their activities (“Know Your Customer” process).

c.	Specific risk analysis in the product and process approval process.

d.	Training and ongoing communication to update all relevant staff.

e.	Existence of a responsible Officer and a Committee for Money Laundering and Terrorist Financing Prevention.”

2.	Monitoring: We monitor the activity of clients, suppliers, etc., by setting parameters and alerts to be able to identify cases that must be reported to the appropriate authorities.

3.	Relationship with regulatory agencies or industry: We maintain relations with the Central Bank/UIF/CNV by carrying out all necessary actions in order to collect and maintain adequate identification of clients and transaction records, in accordance with regulatory requirements. Likewise, we respond to the information requirements of the mentioned entities.

4.	Audits and Reviews: this program will be periodically reviewed through by its own assurance program and different types of audits (internal, external, comptroller) to identify opportunities for improvement.

5.	Training and Communication: All our staff (including executive staff) who have a relationship with clients or handle their transactions must receive training in anti-money laundering. This training is institutional and mandatory.

6.	Know Your Client (KYC): Similar to our efforts to prevent money laundering, and terrorist financing begins with an appropriate “Know Your Customer” process.

a.	Customer awareness allows financial institutions to determine if certain customers are included on terrorist lists issued by governments and regulatory agencies. This process also allows us to establish whether we are facing high-risk clients (e.g., Politically Exposed Persons) in order to carry out an Improved Due Diligence process (EDD).

b.	We will not enter into any relationship with any individual or entity who cannot prove their true identity.

7.	Recognition and reporting of unusual or suspicious activities: When employees receive indications that make them assume that clients’ funds come from criminal activities, they should report this to the Money Laundering and Terrorist Financing Committee for evaluation in accordance with established procedure.

For a thorough analysis of money laundering regulations in effect as of the date of this document, please consult with your own legal counsel and to read Title XIII, Second Book of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For this purpose, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance, www.economia.gob.ar, the UIF, www.argentina.gob.ar/uif, the CNV, www.cnv.gob.ar or the Central Bank, www.bcra.gov.ar none of which websites are incorporated by reference herein.

Corporate Criminal Liability Law

Law No. 27,401 (“Corporate Criminal Liability Law”) sets forth a criminal liability regime applicable to legal entities involved in corruption and international bribery directly or indirectly committed in their name, on their behalf or in their interest and from which a benefit may arise, when commission of the crime is the consequence of an ineffective control or supervision by such legal entity.

In accordance with such law, the Board of Directors has designed a Corruption and Anti-Bribery Policy that sets forth the ethical and compliance standards regarding officer corruption practices, under the scope of the Corporate Criminal Liability Law and the applicable international laws. The Board of Directors expressly prohibits this kind of practices and applies the same criterion in similar cases where private sector individual acts as counterparty.

In turn, the Board of Directors has implemented a code of conduct applicable to employees, contractors, suppliers and agents, with the prohibitions, restrictions and conditions imposed upon them under the Integrity Program approved by the Bank. It was discussed by the Appointment and Corporate Government Committee, and Ernesto Medina, Human Resources Manager, has been appointed Anti-Bribery Policy Officer and the Compliance Department is responsible for the implementation of the Monitoring Program.

C. Organizational Structure

Subsidiaries

We have five subsidiaries: (i) Banco del Tucumán, our acquired retail and commercial banking subsidiary in the province of Tucumán; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A., which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary.

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

D. Property, plants and equipment

Property

Our headquarters consist of 25,146 square meters of office space that is used by management, accounting and administrative personnel. As of December 31, 2017, our headquarters consisted of 23,646 square meters that we own and 1,500 square meters that are leased. Our headquarters are split between offices located in Sarmiento 341-355, 401-447,731-735, Perón 564 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2017, we have a branch network that consists of 445 branches in Argentina, of which 172 were leased properties.
In 2011 we acquired a site, located at Av. Eduardo Madero No. 1180, in the City of Buenos Aires, from the Government of the City of Buenos Aires, for an aggregate amount of Ps.110 million. We have developed a project to build our new corporate offices on this site. Work on the site began in 2012 and is expected to be completed during 2018. The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It is being built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council.”

The building will have an area of 52,700 square meters and we estimate that this project would require an investment of approximately U.S.$182 million. As of December 31, 2017, the total aggregate amount invested in the project was Ps.1,818 million (approximately U.S.$155 million at the applicable exchange rates at the end of the month as of the respective dates of such investments).

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as Item 5 “Operating and Financial Review and Prospects.” This information has been extracted from the Bank’s internal documentation that supports our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2017 for a summary of the significant differences between Central Bank Rules and U.S. GAAP.

Due to the modification of certain disclosure methods used for certain items in the consolidated balance sheets and consolidated statements of income, certain figures have been restated for comparability purposes. See “Presentation of Certain Financial and Other Information.”

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2015, 2016 and 2017.

	2015			2016			2017
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
ASSETS
Interest-earning assets
Government securities (1)
Pesos	10,926,858	3,377,979	30.91%	18,653,682	5,537,801	29.69%	24,175,206	5,899,051	24.40%
Foreign currency	3,032,056	191,906	6.33%	2,971,253	129,950	4.37%	1,488,145	57,476	3.86%
Total	13,958,914	3,569,885	25.57%	21,624,935	5,667,751	26.21%	25,663,351	5,956,527	23.21%
Loans
Private and financial Sector
Pesos	48,630,232	14,800,448	30.43%	64,337,442	21,156,414	32.88%	89,694,494	26,818,118	29.90%
Foreign currency	2,328,639	293,347	12.60%	5,215,644	352,779	6.76%	15,449,740	589,864	3.82%
Total	50,958,871	15,093,795	29.62%	69,553,086	21,509,193	30.92%	105,144,234	27,407,982	26.07%
Public Sector
Pesos	512,488	112,880	22.03%	918,159	414,198	45.11%	1,248,581	380,262	30.46%
Foreign Currency	—	—	—	—	—	—	—	—	0.00%
Total	512,488	112,880	22.03%	918,159	414,198	45.11%	1,248,581	380,262	30.46%
Other assets
Pesos	2,744,649	591,426	21.55%	2,932,300	763,470	26.04%	4,530,489	1,191,933	26.31%
Foreign currency	990,097	39,116	3.95%	1,073,205	17,209	1.60%	1,733,664	49,835	2.87%
Total	3,734,746	630,542	16.88%	4,005,505	780,679	19.49%	6,264,153	1,241,768	19.82%
Total interest-earning assets
Pesos	62,814,227	18,882,733	30.06%	86,841,583	27,871,883	32.10%	119,648,770	34,289,364	28.66%
Foreign currency	6,350,792	524,369	8.26%	9,260,102	499,938	5.40%	18,671,549	697,175	3.73%
Total	69,165,019	19,407,102	28.06%	96,101,685	28,371,821	29.52%	138,320,319	34,986,539	25.29%
Non interest-earning assets
Cash and due from banks
Pesos	3,072,264	—	—	3,448,130	—	—	4,774,516	—	—
Foreign currency	1,045,614	—	—	2,300,383	—	—	5,879,497	—	—
Total	4,117,878	—	—	5,748,513	—	—	10,654,013	—	—
Investments in other companies
Pesos	9,870	—	—	9,889	—	—	18,643	—	—
Foreign currency	2,586	—	—	3,733	—	—	3,493	—	—
Total	12,456	—	—	13,622	—	—	22,136	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	2,609,333	—	—	3,570,014	—	—	4,755,454	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	2,609,333	—	—	3,570,014	—	—	4,755,454	—	—
Allowance for loan losses								—	—
Pesos	(1,223,389)	—	—	(1,527,248)	—	—	(2,081,754)	—	—
Foreign currency	(73,549)	—	—	(140,753)	—	—	(163,274)	—	—
Total	(1,296,938)	—	—	(1,668,001)	—	—	(2,245,028)	—	—
Other assets								—	—
Pesos	8,086,665	—	—	12,112,830	—	—	16,707,713	—	—
Foreign currency	3,798,792	—	—	10,202,501	—	—	13,634,684	—	—
Total	11,885,458	—	—	22,315,331	—	—	30,342,397	—	—
Total non-interest earning assets								—	—
Pesos	12,554,743	—	—	17,613,615	—	—	24,174,572	—	—
Foreign currency	4,773,443	—	—	12,365,864	—	—	19,354,400	—	—
Total	17,328,187	—	—	29,979,479	—	—	43,528,972	—	—
TOTAL ASSETS								—	—
Pesos	75,368,970	—	—	104,455,198	—	—	143,823,342	—	—
Foreign currency	11,124,235	—	—	21,625,966	—	—	38,025,949	—	—
Total	86,493,207	—	—	126,081,164	—	—	181,849,291	—	—

	2015			2016			2017
	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate	Average Balance	Interest Earned/ (Paid)	Average Nominal Rate
	(in thousands of Pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	10,894,390	68,098	0.63%	14,655,907	89,544	0.61%	21,764,469	109,032	0.50%
Foreign currency	2,239,920	71	—	4,531,299	320	0.01%	8,474,340	1,141	0.01%
Total	13,134,310	68,169	0.52%	19,187,206	89,864	0.47%	30,238,809	110,173	0.36%
Time deposits
Pesos	29,119,497	6,655,538	22.86%	41,444,932	10,126,746	24.43%	49,813,740	9,143,932	18.36%
Foreign currency	2,264,310	51,250	2.26%	7,141,501	163,806	2.29%	9,188,502	83,705	0.91%
Total	31,383,807	6,706,788	21.37%	48,586,433	10,290,552	21.18%	59,002,242	9,227,637	15.64%
Borrowings from the Central Bank
Pesos	9,201	793	8.62%	2,619	203	7.75%	155	—	—
Foreign currency	23	—	—	—	—	—	—	—	—
Total	9,224	793	8.60%	2,619	203	7.75%	155	—	—
Borrowings from other financial institutions
Pesos	115,511	22,720	19.67%	246,109	66,791	27.14%	587,222	143,375	24.42%
Foreign currency	91,129	5,137	5.64%	67,307	3,228	4.80%	698,041	24,672	3.53%
Total	206,640	27,857	13.48%	313,416	70,019	22.34%	1,285,263	168,047	13.07%
Corporate Bonds
Pesos	—	—	—	—	—	—	3,012,865	523,344	17.37%
Foreign currency	2,376,493	220,402	9.27%	4,690,211	412,225	8.79%	6,857,705	464,234	6.77%
Total	2,376,493	220,402	9.27%	4,690,211	412,225	8.79%	9,870,570	987,578	10.01%
Other liabilities
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	1,192	—	—	—	—	—
Total	—	—	—	1,192	—	—	—	—	—
Total Interest-bearing liabilities
Pesos	40,138,599	6,747,149	16.81%	56,349,567	10,283,284	18.25%	75,178,451	9,919,683	13.19%
Foreign currency	6,971,875	276,860	3.97%	16,431,510	579,579	3.53%	25,218,588	573,752	2.28%
Total	47,110,474	7,024,009	14.91%	72,781,077	10,862,863	14.93%	100,397,039	10,493,435	10.45%
Non-interest bearing liabilities and Shareholders’ equity
Demand deposits
Pesos	21,001,262	—	—	24,124,498	—	—	33,647,452	—	—
Foreign currency	579,129	—	—	1,700,492	—	—	4,105,549	—	—
Total	21,580,391	—	—	25,824,990	—	—	37,753,001	—	—
Other liabilities
Pesos	3,301,677	—	—	5,501,029	—	—	5,705,166	—	—
Foreign currency	911,428	—	—	2,635,271	—	—	5,040,673	—	—
Total	4,213,105	—	—	8,136,300	—	—	10,745,839	—	—
Minority Interest
Pesos	111,642	—	—	150,677	—	—	152,821	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	111,642	—	—	150,677	—	—	152,821	—	—
Shareholders’ equity
Pesos	13,477,595	—	—	19,188,120	—	—	32,800,591	—	—
Foreign currency	—	—	—		—		—	—	—
Total	13,477,595	—	—	19,188,120	—	—	32,800,591	—	—
Total non–interest bearing liabilities and shareholders’ equity
Pesos	37,892,176	—	—	48,964,324	—	—	72,306,030	—	—
Foreign currency	1,490,557	—	—	4,335,763	—	—	9,146,222	—	—
Total	39,382,733	—	—	53,300,087	—	—	81,452,252	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	78,030,775	—	—	105,313,891	—	—	147,484,481	—	—
Foreign currency	8,462,432	—	—	20,767,273	—	—	34,364,810	—	—
Total	86,493,207	—	—	126,081,164	—	—	181,849,291	—	—

(1)	Includes instruments issued by the Central Bank. The interest earned/paid includes changes due to mark-to-market of those securities.

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2015 compared to the fiscal year ended December 31, 2014; for fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015 and for fiscal year ended December 31, 2017 compared to fiscal year ended December 31, 2016.

	December 2015/December 2014			December 2016/December 2015			December 2017/December 2016
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos, except percentages)
ASSETS
Interest-earning assets
Government securities
Pesos	616,959	789,039	1,405,998	2,388,706	(228,884)	2,159,822	1,639,199	(1,277,949)	361,250
Foreign currency	39,527	104,930	144,457	(3,848)	(58,108)	(61,956)	(64,865)	(7,609)	(72,474)
Total	656,486	893,969	1,550,455	2,384,858	(286,992)	2,097,866	1,574,334	(1,285,558)	288,776
Loans
Private and financial Sector
Pesos	3,477,273	255,008	3,732,281	4,780,437	1,575,529	6,355,966	8,338,291	(2,676,587)	5,661,704
Foreign currency	17,070	17,637	34,707	363,686	(304,254)	59,432	692,220	(455,135)	237,085
Total	3,494,343	272,645	3,766,988	5,144,123	1,271,275	6,415,398	9,030,511	(3,131,722)	5,898,789
Public Sector
Pesos	(32,427)	(56,163)	(88,590)	89,353	211,965	301,318	149,059	(182,995)	(33,936)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	(32,427)	(56,163)	(88,590)	89,353	211,965	301,318	149,059	(182,995)	(33,936)
Deposits with the Central Bank
Pesos	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Other assets
Pesos	59,230	400,448	459,678	40,436	131,608	172,044	416,113	12,350	428,463
Foreign currency	(637)	7,849	7,212	3,283	(25,190)	(21,907)	10,591	22,035	32,626
Total	58,593	408,297	466,890	43,719	106,418	150,137	426,704	34,385	461,089
Total interest-earning assets
Pesos	4,121,035	1,388,332	5,509,367	7,298,932	1,690,218	8,989,150	10,542,662	(4,125,181)	6,417,481
Foreign currency	55,960	130,416	186,376	363,121	(387,552)	(24,431)	637,946	(440,709)	197,237
Total	4,176,995	1,518,748	5,695,743	7,662,053	1,302,666	8,964,719	11,180,608	(4,565,890)	6,614,718
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	20,269	(1,346)	18,923	23,512	(2,066)	21,446	43,432	(23,944)	19,488
Foreign currency	170	(693)	(523)	73	176	249	278	543	821
Total	20,439	(2,039)	18,400	23,585	(1,890)	21,695	43,710	(23,401)	20,309

	December 2015/December 2014			December 2016/December 2015			December 2017/December 2016
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of Pesos, except percentages)
Time deposits
Pesos	1,251,247	276,226	1,527,473	2,817,095	654,113	3,471,208	2,044,853	(3,027,667)	(982,814)
Foreign currency	625	39,663	40,288	110,389	2,167	112,556	46,952	(127,053)	(80,101)
Total	1,251,872	315,889	1,567,761	2,927,484	656,280	3,583,764	2,091,805	(3,154,720)	(1,062,915)
Borrowings from the Central Bank
Pesos	(503)	(12)	(515)	(567)	(23)	(590)	(191)	(12)	(203)
Foreign currency	—	—	—	—	—	—	—	—	—
Total	(503)	(12)	(515)	(567)	(23)	(590)	(191)	(12)	(203)
Borrowings from other financial institutions
Pesos	(187)	(424)	(611)	25,687	18,384	44,071	92,574	(15,990)	76,584
Foreign currency	(6,775)	1,915	(4,860)	(1,343)	(566)	(1,909)	30,250	(8,806)	21,444
Total	(6,962)	1,491	(5,471)	24,344	17,818	42,162	122,824	(24,796)	98,028
Corporate Bonds
Pesos	—	—	—	—	—	—	—	523,344	523,344
Foreign currency	27,537	(1,999)	25,538	214,580	(22,757)	191,823	190,502	(138,493)	52,009
Total	27,537	(1,999)	25,538	214,580	(22,757)	191,823	190,502	384,851	575,353
Total Interest-bearing liabilities
Pesos	1,270,826	274,444	1,545,270	2,865,727	670,408	3,536,135	2,180,668	(2,544,269)	(363,601)
Foreign currency	21,557	38,886	60,443	323,699	(20,980)	302,719	267,982	(273,809)	(5,827)
Total	1,292,383	313,330	1,605,713	3,189,426	649,428	3,838,854	2,448,650	(2,818,078)	(369,428)

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated.

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	62,814,227	86,841,583	119,648,770
Foreign currency	6,350,792	9,260,102	18,671,549
Total	69,165,019	96,101,685	138,320,319
Net interest income (1)
Pesos	12,135,584	17,588,599	24,369,681
Foreign currency	247,509	(79,641)	123,423
Total	12,383,093	17,508,958	24,493,104
Net interest margin (2)
Pesos	19.32%	20.25%	20.37%
Foreign currency	3.90%	(0.86)%	0.66%
Weighted average rate	17.90%	18.22%	17.71%
Yield spread nominal basis (3)
Pesos	13.25%	13.85%	15.46%
Foreign currency	4.29%	1.87%	1.46%
Weighted average rate	13.15%	14.60%	14.84%

(1)	Defined as interest earned less interest paid. Trading results from our portfolio of government and private securities are included in interest.
(2)	Net interest income (including income from government and private securities) divided by average interest-earning assets.
(3)	Defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest- bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2015, 2016 and 2017. Securities are stated before deduction of allowances.

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos)
In Pesos:
Government securities at market value (1)
Discount bonds at 5.83% – Maturity: 2033	1,597,140	1,422,251	282,984
Consolidation bonds – 8° Serie – Maturity: 10-04-2022	119,119	214,751	185,969
Federal government bonds at Badlar Private + 250 basis point – Maturity: 2019	47,577	30,221	75,402
Par bonds at variable rate – Maturity: 12-31-2038	—	3,157	40,436
Secured bonds under Presidential Decree No. 1579/02 at 2% – Maturity 02-04-2018	94,259	65,962	34,925
Federal government treasury at fixed rate – Maturity: 10-17-2023	—	—	22,703
Federal government treasury bonds at monetary policy rate – Maturity: 06-21-2020	—	—	4,290
Federal government treasury bonds – Maturity: 10-03-2021	—	—	1,525
Federal government bonds adjustable by CER 2.5% – Maturity: 07-22-2021	—	7,394	1,387
Federal government bonds at fixed rate – Maturity: 09-19-2018		5,100	598
Others	1,390,155	221,442	2,347
Subtotal Government securities at market value	3,248,250	1,970,278	652,566
Government securities at amortized cost
Debt Securities of Province of Rio Negro – Maturity: 07-06-2020	—	—	285,101
Debt Securities of C.A.B.A Class 23 at variable rate – Maturity:02-22-2028	—	—	124,629
Province of Neuquén guarantee treasury bills Class II Series II Maturity: 06-06-2018	—	145,006	15,114
Province of Tucumán bonds – 1° series – Maturity: 2018	2,398	1,370	215
Debt Securities of Province of Buenos Aires Series 1 Clase II – Maturity: 12-06-2019	—	338,086	—
Federal government bonds at Badlar Private + 250 basis point – Maturity: 2019	115,302	106,508
Province of Río Negro Guarantee Treasury Bills Class I Serie VI – Maturity: 03-15-2017	—	95,439
Province of Neuquén guarantee treasury bills – Maturity: 09-09-2020	—	71,202	—
Municipality of Córdoba City Treasury Bills Serie XXIII – Maturity 03-30-2017	—	9,880	—
Municipality of Córdoba City Treasury Bills Serie XXI – Maturity 03-21-2017	—	7,399	—
Others	673,899	—	—
Subtotal Government securities at amortized cost	791,599	774,890	425,059
Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	5,066,846	964,212	34,248,189
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	1,105,912	14,181,042	2,699
Subtotal Instruments Issued by Central Bank.	6,172,758	15,145,254	34,250,888
Total Government securities in Pesos	10,212,607	17,890,422	35,328,513
In Foreign Currency:
Government securities at market value (1)
U.S. Treasury Bill – Maturity: 01-18-2018	—	—	450,342
Federal government bonds in U.S. dollars at 8.75% – Maturity: 2024	215,298	289,758	350,293
U.S. Treasury Bill – Maturity: 01-11-2018	—	—	243,995
Federal government bonds in U.S. dollars– Maturity: 01-26-2022	—	—	6,250
Federal government bonds in U.S. dollars – Maturity: 01-26-2027	—	—	951
Treasury Bill in U.S. dollars – Maturity: 02-09-2018	—	—	632
Federal government bonds at fixed rate – Maturity: 12-31-2033	—	—	351
Discount Bonds in USD at 8.28%—Maturity: 2033 (Governed by New York State Legislation)	—	—	116

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos)
U.S. Treasury Bill – Maturity: 01-12-2017	—	427,916	—
U.S. Treasury Bill – Maturity: 01-05-2017	—	110,949	—
Others	1,491,742	11,937	—
Subtotal Government securities at market value	1,707,040	840,560	1,052,930
Government securities at amortized cost
Federal government Treasury Bills in U.S. dollars – Maturity: 03-20-2017	—	787,649	—
Federal government Treasury Bills in U.S. dollars – Maturity: 07-03-2017	—	7,112	—
Federal government Treasury Bills in U.S. dollars – Maturity: 02-20-2017	—	1,057	—
Argentine saving bond for the economy development in U.S. dollars at 4% – Maturity: 07-27-2016	196,411	—	—
Deposit certificates for investment	17,681	—	—
Subtotal Government securities at amortized cost	214,092	795,818
Instruments Issued by Central Bank of Argentina (2)
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	2,130,234	—	—
Subtotal Instruments Issued by Central Bank	2,130,234	—	—
Total Government securities in foreign currency	4,051,366	1,636,378	1,052,930
Total Government securities	14,263,973	19,526,800	36,381,443
Investments in Listed Private Securities
In Pesos:
Mutual Funds	174,416	161,888	311,744
Shares	1,127,399	319,469	172,363
In Foreign Currency:
Mutual Funds	25	2,407	9,751
Shares	—	—	70,834
Total Private securities	1,301,840	483,764	564,692
Total Government and Private securities	15,565,813	20,010,564	36,946,135
Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts (3)	234,345	224,043	153,821
Debt Securities in Financial Trusts	152,151	688,619	771,591
Corporate Bonds (4)	450,627	226,428	342,638
In Foreign Currency:
Certificates of Participation in Financial Trusts (3)	—	—	3,145
Debt Securities in Financial Trusts	43,405	42,053	83,271
Corporate Bonds (4)	152,940	259,716	19,787
Total Investments in Unlisted Private Securities	1,033,468	1,440,859	1,374,253
Total	16,599,281	21,451,423	38,320,388

(1)	As of December 31, 2017, the book value and market value of instruments issued by Argentine government amount Ps.1,705,496 thousand (not including Treasury bills, Central Bank bills and notes, and provincial debt securities).
(2)	As of December 31, 2017, the book value and market value of instruments issued by Central Bank of Argentina amount Ps.34,250,888 thousand and Ps.34,250,925 thousand, respectively.
(3)	We booked allowances for impairment in value amounting to Ps 224,043 thousand and Ps.224,043 thousand as of December 31, 2016 and 2015 respectively.

(4)	We booked allowances for impairment in value amounting to Ps.10,060 thousand, Ps.11,298 thousand and Ps.13,301 thousand as of December 31, 2017, 2016 and 2015 respectively.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2017, in accordance with issuance terms (before allowances).

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
In Pesos:
Government securities at market value (1)
Discount bonds at 5.83% – Maturity: 2033	—	—	113,194	169,790	—	282,984
Consolidation bonds – 8° Serie – Maturity:10-04-2022	—	185,969	—	—	—	185,969
Federal government bonds at Badlar + 250 basis point – Maturity: 2019	—	75,402	—	—	—	75,402
Par bonds at variable rate – Maturity: 12-31-2038	—	—	—	— 40,436	—	40,436
Secured bonds under Presidential Decree No. 1579/02 at 2% Maturity 02-04-2018	34,925	—	—	—	—	34,925
Federal government treasury at fixed rate– Maturity: 10-17-2023	—	—	22,703	—	—	22,703
Federal government treasury bonds at monetary policy rate– Maturity: 06-21-2020	—	4,290	—	—	—	4,290
Federal government treasury bonds– Maturity: 10-03-2021	—	1,525	—	—	—	1,525
Federal government bonds adjustable by CER 2.5% – Maturity: 07-22-2021	—	1,387	—	—	—	1,387
Federal government bonds at fixed rate – Maturity: 09-19-2018	598	—	—	—	—	598
Others	820	1,306	154	—	67	2,347
Government securities at amortized cost
Debt Securities of Province of Río Negro – Maturity: 07-06-220	—	285,101	—	—	—	285,101
Debt Securities of Province of C.A.B.A Class 23 at variable rate – Maturity 02-22-2028	—	—	—	124,629	—	124,629
Province of Neuquén guarantee treasury bills Class II Series II – Maturity: 06-06-2018	15,114	—	—	—	—	15,114
Province of Tucumán bonds – 1° series – Maturity: 2018	215	—	—	—	—	215
Instruments Issued by Central Bank of Argentina (2)
Listed Central Bank of Argentina bills and notes (Lebacs/Nobacs)	34,248,189	—	—	—	—	34,248,189
Unlisted Central Bank of Argentina bills and notes (Lebacs/Nobacs)	2,699	—	—	—	—	2,699
Total Government securities in Pesos	34,302,560	554,980	136,051	334,855	67	35,328,513
In Foreign Currency:
Government securities at market value (1)
U.S. Treasury Bill – Maturity: 01-18-2018	450,342	—	—	—	—	450,342
Federal government bonds in U.S. dollars at 8.75% – Maturity: 2024	—	233,435	116,858	—	—	350,293
U.S. Treasury Bill – Maturity: 01-11-2018	243,995	—	—	—	—	243,995
Federal government bonds in U.S. dollars – Maturity: 01-26-2022		6,250	—	—	—	6,250

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
Federal government bonds in U.S. dollars– Maturity: 01-26-2027	—	—	951	—	—	951
Treasury Bill in U.S. dollars – Maturity: 12-31-2018	632	—	—	—	—	632
Federal government bonds at fixed rate– Maturity: 12-31-2033	—	—	140	211	—	351
Discount Bonds in USD at 8.28% – Maturity: 2033 (governed by New York Legislation)	—	—	46	70	—	116
Total Government securities in foreign currency	694,969	239,685	117,995	281	—	1,052,930
Total Government securities	34,997,529	794,665	254,046	335,136	67	36,381,443
Weighted average rate (1)	25,96%	22,13%	5,70%	13,78%
Private securities
Investments in Listed Private Securities
In Pesos:
Mutual Funds	—	—	—	—	311,744	311,744
Shares	—	—	—	—	172,363	172,363
In Foreign Currency:
Mutual Funds	—	—	—	—	9,751	9,751
Shares	—	—	—	—	70,834	70,834
Investments in Unlisted Private Securities
In Pesos:
Certificates of Participation in Financial Trusts	—	—	—	—	153,821	153,821
Debt Securities in Financial Trusts	—	—	—	—	771,591	771,591
Corporate Bonds (3)	11,449	322,809	1,880	—	6,500	342,638
In Foreign Currency:
Certificates of Participation in Financial Trusts	—	—	—	—	3,145	3,145
Debt Securities in Financial Trusts	13,378	23,411	—	—	46,482	83,271
Corporate Bonds (3)	—	19,787	—	—	—	19,787
Total Private securities	24,827	366,007	1,880	—	1,546,231	1,938,945
Weighted average rate (1)	31.85%	29.49%	29.57%	0.00%

(1)	Effective yield based on December 31, 2017 quoted market values.
(2)	As of December 31, 2017, “Instruments Issued by the Central Bank” includes Ps.6,088,873 thousand to fall due in 30 days, Ps.5,346,681 thousand to fall due in 60 days, Ps.6,333,095 thousand to fall due in 90 days, Ps.5,626,984 thousand to fall due in 120 days, Ps.10,679,592 thousand to fall due in 180 days and Ps.175,663 thousand to fall due in 360 days.
(3)	We booked allowances for uncollectible risk and impairment in value amounting to Ps.10,060 thousand as of December 31, 2017.

Loan portfolio

The following table analyzes our loan portfolio (without considering leasing agreements) by type as of December 31, 2013, 2014, 2015, 2016 and 2017.

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands of Pesos)
To the non-financial government sector	640,158	604,417	748,067	1,532,532	1,797,341
To the financial sector (1)	364,897	213,867	227,390	1,730,620	3,271,837
To the non-financial private sector and foreign residents
Overdrafts (2)	4,449,988	3,385,551	4,707,889	8,837,695	8,829,302
Documents (3)	4,320,772	4,627,375	6,550,151	11,198,902	17,272,106

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands of Pesos)
Mortgage loans	2,308,916	2,466,073	3,508,512	4,158,608	8,057,475
Pledged loans (4)	1,429,414	1,857,121	2,152,645	2,285,050	4,150,115
Consumer loans (5)	20,715,186	25,310,403	38,024,897	48,636,378	72,348,700
Other loans	5,206,630	5,835,233	7,078,576	10,465,842	16,884,727
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	779,436	831,683	1,186,116	1,317,912	2,559,388
Less: Unearned discounts	(186,547)	(205,384)	(355,864)	(360,027)	(516,179)
Less: Allowances	(1,006,495)	(1,186,044)	(1,495,964)	(1,830,505)	(2,654,586)
Total Loans	39,022,355	43,740,295	62,332,415	87,973,007	132,000,226

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdraft lines of credit resulting from checking accounts.
(3)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non- financial private sector.
(4)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio as of December 31, 2017, by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount as of December 31, 2017	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	1,797,341	440,322	1,357,019	—
To the financial sector (1)	3,271,837	2,466,711	805,126	—
To the non-financial private sector and foreign residents
Overdrafts (2)	9,447,715	9,343,316	104,399	—
Documents (3)	17,099,634	14,546,587	2,553,043	4
Mortgage loans	8,356,391	2,010,306	3,411,926	2,934,159
Pledged loans (4)	4,213,897	1,620,550	2,593,347	—
Consumer loans (5)	73,304,543	37,134,736	33,035,866	3,133,941
Other loans	17,163,454	11,760,327	5,208,831	194,296
Total Loans	134,654,812	79,322,855	49,069,557	6,262,400
Percentage of total loan portfolio	100%	59%	36%	5%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non- financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non- financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts.”

Interest rate sensitivity of outstanding loans

The following table presents the interest rate sensitivity of our outstanding loans with maturities over one year as of December 31, 2017:

As of December 31, 2017
(in thousands of Pesos)
Loans with maturities over one year:
Variable Rate
To the non-financial government sector	1,322,540
To the financial sector	27,455
To the non-financial private sector and foreign residents	6,214,862
Total	7,564,857
Fixed rate
To the non-financial government sector	34,479
To the financial sector	777,671
To the non-financial private sector and foreign residents	46,954,950
Total	47,767,100
Total Loans with maturities over one year	55,331,957
Loans with terms of less than one year
To the non-financial government sector	440,322
To the financial sector	2,466,711
To the non-financial private sector and foreign residents	76,415,822
Total	79,322,855
Total Loans	134,654,812

Loans—portfolio classification

The following table presents our loan portfolio, before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year:

	As of December 31,
Loan Portfolio	2013		2014		2015		2016		2017
	(in thousands of Pesos, except percentages)
Categories
1 – Normal situation/ Performing	38,927,002	97.25%	43,634,978	97.13%	62,363,785	97.70%	88,190,158	98.20%	131,863,592	97.93%
2 – Subject to special monitoring –in observation- in negotiation or with rollover agreement/ Low risk	438,254	1.10%	414,729	0.92%	477,035	0.75%	577,836	0.64%	1,342,402	1.00%
3 – Troubled/Medium risk	245,887	0.61%	325,499	0.72%	309,191	0.49%	490,338	0.55%	680,547	0.51%
4 – With high risk of insolvency/ High risk	345,494	0.86%	449,355	1.00%	493,598	0.77%	452,714	0.51%	620,992	0.46%
5 – Irrecoverable	71,926	0.18%	101,574	0.23%	184,309	0.29%	92,256	0.1%	147,030	0.10%
6 – Irrecoverable according to Central Bank’s Rules	287	0.00%	204	0.00%	461	0.00%	210	0.00%	249	0.00%
Total Loans	40,028,850	100.00%	44,926,339	100.00%	63,828,379	100.00%	89,803,512	100.00%	134,654,812	100.00%

For the explanation of each category please see “Argentine Banking Regulation—Liquidity and Solvency Requirements—Debt classification and loan loss provisions.”

Non-performing loans

The following table presents our non-performing loan portfolio, before deduction of the allowance for loan losses, using the loan classification criteria of the Central Bank in effect, at the end of each year:

	As of December 31,
Non-performing loans	2013	2014	2015	2016	2017
	(in thousands of Pesos)
With preferred guarantees	104,181	203,224	209,469	164,867	164,056
Unsecured	559,413	673,408	778,090	870,651	1,284,762
Total non-performing loans	663,594	876,632	987,559	1,035,518	1,448,818

For additional information on non-accrual loans, past due loans and restructured loans please see note 35.4.c) and d) to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

Analysis of the allowance for loan losses

The table below sets forth the activity in the allowance for loan losses for the years ended December 31, 2013, 2014, 2015, 2016 and 2017:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of Pesos)
Balance at the beginning of the year	887,156	1,006,495	1,186,044	1,495,964	1,830,505
Provisions for loan losses	707,370	757,445	1,057,228	1,223,678	1,731,566
Charge off (1)	(588,031)	(577,896)	(747,308)	(889,137)	(907,485)
Overdrafts	(49,973)	(46,794)	(37,210)	(36,454)	(29,643)
Documents	(10,819)	(131)	(25,533)	(15,260)	(18,147)
Mortgage loans	(9,617)	(4,321)	(34,810)	(91,500)	(9,115)
Pledged loans	(4,550)	(3,703)	(2,122)	(2,638)	(2,125)
Consumer loans	(464,967)	(450,178)	(525,453)	(569,737)	(798,962)
Other	(48,105)	(72,769)	(122,180)	(173,548)	(49,493)
Balance at the end of year	1,006,495	1,186,044	1,495,964	1,830,505	2,654,586
Charge-off/average loans (1)	1.76%	1.47%	1.47%	1.28%	0.86%

(1)	Charge-off includes reversals.

Central Bank Rules allow us to establish additional allowances for loan losses based on management’s risk policies. We decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2017, 2016 and 2015 after evaluating the risk of our loan portfolio.

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

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses by each category of loans and sets forth the percentage distribution of the total allowance for each of the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

	As of December 31,
	2013		2014		2015		2016		2017
	(in thousands of Pesos, except percentages)
Overdrafts	122,006	12.13%	84,162	7.10%	91,149	6.09%	134,695	7.36%	139,821	5.27%
Documents	82,751	8.22%	100,213	8.45%	110,044	7.36%	126,138	6.89%	202,506	7.63%
Mortgage loans	48,361	4.80%	67,760	5.71%	115,025	7.69%	74,815	4.09%	152,115	5.73%
Pledged loans	23,258	2.31%	31,064	2.62%	37,855	2.53%	41,815	2.28%	74,378	2.80%
Consumer loans	584,583	58.08%	736,390	62.09%	916,072	61.24%	1,257,311	68.69%	1,797,511	67.71%
Other loans	145,536	14.46%	166,455	14.03%	225,819	15.10%	195,731	10.69%	288,255	10.86%
Total allowances	1,006,495	100.00%	1,186,044	100.00%	1,495,964	100.00%	1,830,505	100.00%	2,654,586	100.00%

Loans by economic activities

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2013, 2014, 2015, 2016 and 2017.

	As of December 31,
	2013		2014		2015		2016		2017
	(in thousands of Pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Retail Loans	17,762,834	44.38%	21,299,813	47.41%	31,867,480	49.93%	41,740,476	46.48%	66,303,831	49.24%
Agricultural livestock- Forestry- Fishing- Mining- Hunting	4,155,033	10.38%	4,526,591	10.08%	6,625,416	10.38%	8,814,256	9.82%	13,852,125	10.29%
Construction	1,767,016	4.41%	2,266,493	5.04%	3,164,972	4.96%	3,093,077	3.44%	6,013,518	4.47%
Other services	1,682,547	4.20%	2,027,874	4.51%	2,547,403	3.99%	2,587,890	2.88%	3,546,086	2.63%
Retail and consumer products	3,484,567	8.71%	4,036,678	8.98%	5,485,954	8.60%	9,160,153	10.20%	10,491,977	7.79%
Foodstuff and beverages	2,894,059	7.23%	2,542,659	5.66%	3,245,347	5.09%	5,624,698	6.26%	7,456,438	5.54%
Financial Services	828,678	2.07%	632,579	1.41%	688,377	1.08%	2,731,216	3.04%	3,908,209	2.90%
Governmental services	870,545	2.17%	1,211,314	2.70%	1,666,133	2.61%	2,613,850	2.91%	3,668,859	2.73%

	As of December 31,
	2013		2014		2015		2016		2017
	(in thousands of Pesos, except percentages)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Real estate, business and leases	739,238	1.85%	770,437	1.71%	1,098,488	1.72%	1,572,538	1.75%	2,181,568	1.62%
Transportation, storage and communications	1,299,210	3.25%	1,240,657	2.76%	1,668,776	2.61%	2,064,160	2.30%	2,971,984	2.21%
Manufacturing and wholesales	1,247,855	3.12%	1,022,551	2.28%	1,692,774	2.65%	2,590,603	2.88%	3,543,770	2.63%
Chemicals	1,097,191	2.74%	1,391,433	3.10%	1,113,050	1.74%	1,531,698	1.71%	2,415,924	1.79%
Electricity, oil, water	164,620	0.41%	178,516	0.40%	452,372	0.71%	977,057	1.09%	1,427,690	1.06%
Hotels and restaurants	184,876	0.46%	166,216	0.37%	173,591	0.27%	213,517	0.24%	204,065	0.15%
Other	1,850,581	4.62%	1,612,528	3.59%	2,338,246	3.66%	4,488,323	5.00%	6,668,768	4.95%
Total Loans	40,028,850	100.00%	44,926,339	100.00%	63,828,379	100.00%	89,803,512	100.00%	134,654,812	100.00%

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits (1)
Average
Pesos	20,999,761	24,123,138	33,647,451
Foreign currency	579,115	1,699,995	4,105,445
Total	21,578,876	25,823,133	37,752,896
Saving Accounts
Average
Pesos	10,894,390	14,655,907	21,764,469
Foreign currency	500,154	1,994,689	7,064,780
Total	11,394,544	16,650,596	28,829,249
Average nominal rate
Pesos	0.63%	0.61%	0.50%
Foreign currency	0.01%	0.02%	0.02%
Total	0.60%	0.54%	0.38%
Time Deposits
Average
Pesos	29,119,497	41,444,932	49,813,740
Foreign currency	2,264,310	7,141,501	9,188,502
Total	31,383,807	48,586,433	59,002,242
Average nominal rate
Pesos	22.86%	24.43%	18.36%
Foreign currency	2.26%	2.29%	0.91%
Total	21.37%	21.18%	15.64%
Deposits in Foreign Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	1,501	1,360	1
Foreign currency	14	497	104
Total	1,515	1,857	105
Saving Accounts
Average
Pesos	—	—	—
Foreign currency	1,739,766	2,536,610	1,409,560
Total	1,739,766	2,536,610	1,409,560
Average nominal rate
Pesos	0.00%	0.00%	0.00%
Foreign currency	0.00%	0.00%	0.00%
Total	0.00%	0.00%	0.00%

(1)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2017

The following table sets forth information regarding the maturity of our deposits at December 31, 2017.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6 but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Checking accounts	26,125,396	26,125,396	—	—	—
Savings accounts	48,374,062	48,374,062	—	—	—
Time deposits	65,235,651	62,076,283	2,640,332	503,888	15,148
Investment accounts	933,715	872,511	20,321	23,318	17,565
Other	3,557,097	63,147	3,493,947	—	3
Total Deposits	144,225,921	137,511,399	6,154,600	527,206	32,716

Maturity of outstanding time deposits and investment accounts in amount of Ps.100,000 or more at December 31, 2017

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2017.

	Maturing
	Total	Within 3 Months	After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic Bank Offices
Times deposits	59,023,396	56,033,571	2,490,267	486,312	13,246
Investment accounts	930,645	871,102	18,670	23,318	17,555
Total	59,954,041	56,904,673	2,508,937	509,630	30,801

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos, except percentages)
Net income	5,009,889	6,540,832	9,388,772
Average total assets	86,493,207	126,081,164	181,849,291
Average shareholders’ equity	13,477,595	19,188,120	32,800,591
Shareholders’ equity at the end of the fiscal year	15,877,550	22,105,898	43,130,547
Net income as a percentage of:
Average total assets	5.79%	5.19%	5.16%
Average shareholders’ equity	37.17%	34.09%	26.82%
Declared cash dividends	643,019	701,476	(2)
Dividend payout ratio (1)	12.84%	10.72%	0.00%
Average shareholders’ equity as a percentage of Average total assets	15.58%	15.22%	18.04%

(1)	Declared cash dividends stated as percentage of net income
(2)	On March 8, 2018, our Board of Directors resolved to propose to the shareholders’ meeting a distribution of Ps.3,348,315,105 for the fiscal year ended December 31, 2017. Such dividends are pending approval from the shareholders’ meeting as of the date of this annual report.

Short-term borrowings

Our short-term borrowings totaled approximately Ps.5,155.3 million, Ps.8,981.0 million and Ps.10,891.4 million for the years ended December 31, 2015, 2016 and 2017, respectively. The table below shows the breakdown of those amounts at the end of each year.

	Year Ended December 31,
	2015		2016		2017
		Annualized		Annualized		Annualized
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of Pesos, except percentages)
Central Bank of Argentina:
Total amount outstanding at the end of the reported period	12,706	4.28%	8,298	0.03%	11,487	0.02%
Average during year (1)	12,456	4.52%	8,960	1.72%	9,996	0.02%
Maximum month-end balance (2)	13,245		10,454		11,487
Banks and international institutions:
Total amount outstanding at the end of the reported period	98,598	4.91%	129,916	3.93%	169,719	2.71%
Average during year (1)	94,337	5.43%	60,207	4.67%	269,249	3.27%
Maximum month-end balance (2)	126,441		129,916		427,140
Non-subordinated Corporate Bonds:
Total amount outstanding at the end of the reported period	49,005	8.50%	1,684,893	8.50%	119,044	17.50%
Average during year (1)	27,568	8.50%	1,637,028	8.50%	138,698	13.18%
Maximum month-end balance (2)	49,005		1,684,893		318,948
Financing received from Argentine financial institutions:
Total amount outstanding at the end of the reported period	61,644	13.41%	118,263	21.07%	873,550	6.30%
Average during year (1)	59,730	10.85%	70,303	13.33%	620,087	4.77%
Maximum month-end balance (2)	140,625		122,182		1,161,767
Other:
Total amount outstanding at the end of the reported period	4,926,449	0.00%	6,971,882	0.01%	9,637,333	0.02%
Average during year (1)	4,020,421	0.00%	5,664,363	0.01%	7,851,407	0.01%
Maximum month-end balance (2)	4,926,449		6,971,882		9,637,333
Subordinated corporate bonds:
Total amount outstanding at the end of the reported period	6,868	9.75%	67,760	6.75%	80,260	6.75%
Average during year (1)	21,809	9.75%	49,824	8.99%	127,298	6.75%
Maximum month-end balance(2)	39,031		67,760		189,635
Total short –term borrowings	5,155,270		8,981,012		10,891,393

(1)	Average balances are calculated from quarterly-end balances.
(2)	Maximums are calculated from quarterly-end balances.

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

	Remaining Maturity at December 31, 2017
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets:
Interest-bearing deposits in Central Bank	—	—	—	—	—	—
Interest-bearing deposits in other banks	2,502,675	—	—	—	—	2,502,675
Government securities (1)	34,997,529	794,665	254,046	335,136	67	36,381,443
Receivables from financial leases	240,232	353,569	172	—	—	593,973
Loans to the non-financial government sector (2)	440,322	1,357,019	—	—	—	1,797,341
Loans to the private and financial sector (2)	78,882,533	47,712,539	4,186,389	2,076,010	—	132,857,471
Other Assets	24,827	366,007	1,880	—	981,539	1,374,253
Total Interest-Earning Assets	117,088,118	50,583,799	4,442,487	2,411,146	981,606	175,507,156
Interest-bearing liabilities:
Checking accounts	698,022	—	—	—	—	698,022
Savings accounts	48,374,062	—	—	—	—	48,374,062
Time Deposits	65,116,776	14,844	303	1	—	65,131,924
Investment Accounts	916,150	17,565	—	—	—	933,715
Non- subordinated Corporate Bonds	119,044	4,620,570	—	—	—	4,739,614
Subordinated corporate bonds	80,260	7,509,680	—	—	—	7,589,940
Liabilities with Central Bank	11,487	—	—	—	—	11,487
Liabilities with Argentine financial institutions	875,896	126,052	—	—	—	1,001,948
Liabilities with Banks and International Institutions	169,719	—	—	—	—	169,719
Other liabilities	1,894,477	158,139	3,838	—	—	2,056,454
Total Interest-Bearing Liabilities	118,255,893	12,446,850	4,141	1	—	130,706,885
Asset (Liability) Gap	(1,167,775)	38,136,949	4,438,346	2,411,145	981,606	44,800,271
Cumulative Asset/Liability Gap	(1,167,775)	36,969,174	41,407,520	43,818,665	44,800,271	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	(0.67%)	21.06%	23.59%	24.97%	25.53%	—

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in Pesos
Interest-bearing deposits in Central Bank	—	—	—	—	—	—
Interest-bearing deposits in other banks	—	—	—	—	—	—
Government securities (1)	34,302,560	554,980	136,051	334,855	67	35,328,513
Receivables from financial leases	236,969	342,474	172	—	—	579,615
Loans to the non-financial government sector (2)	440,322	1,357,019	—	—	—	1,797,341
Loans to the private and financial sector (2)	65,924,958	41,792,428	4,179,115	2,076,010	—	113,972,511
Other Assets	11,449	322,809	1,880	0	931,912	1,268,050
Total Interest-Earning Assets in Pesos	100,916,258	44,369,710	4,317,218	2,410,865	931,979	152,946,030
Interest-bearing liabilities in Pesos
Checking accounts	—	—	—	—	—	—
Savings accounts	29,472,343	—	—	—	—	29,472,343
Time Deposits	54,465,772	6,694	303	1	—	54,472,770
Investment Accounts	903,230	17,565	—	—	—	920,795
Non- Subordinated Corporate Bonds	119,044	4,620,570	—	—	—	4,739,614
Subordinated Corporate Bonds	—	—	—	—	—	—
Liabilities with Central Bank	11,487	—	—	—	—	11,487
Liabilities with Argentine financial institutions	154,032	126,052	—	—	—	280,084

	Remaining Maturity at December 31, 2017
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Liabilities with Banks and International Institutions	—	—	—	—	—	—
Other Liabilities	1,240,587	158,139	3,838	—	—	1,402,564
Total Interest-Bearing Liabilities in Pesos	86,366,495	4,929,020	4,141	1	—	91,299,657
Asset (Liability) Gap	14,549,763	39,440,690	4,313,077	2,410,864	931,979	61,646,373
Cumulative Asset/Liability Gap	14,549,763	53,990,453	58,303,530	60,714,394	61,646,373
Cumulative sensitivity gap as a percentage of total interest-earning assets	9.51%	35.30%	38.12%	39.70%	40.31%

	0-1 Year	1-5 Years	5-10 Years	Over 10 years	without due date	Total
Interest-earning assets in foreign currency
Interest-bearing deposits in Central Bank	—	—	—	—	—	—
Interest-bearing deposits in other banks	2,502,675	—	—	—	—	2,502,675
Government securities (1)	694,969	239,685	117,995	281	—	1,052,930
Receivables from financial leases	3,263	11,095	—	—	—	14,358
Loans to the non-financial government sector (2)	—	—	—	—	—	—
Loans to the private and financial sector (2)	12,957,575	5,920,111	7,274	—	—	18,884,960
Other Assets	13,378	43,198	—	—	49,627	106,203
Total Interest-Earning Assets	16,171,860	6,214,089	125,269	281	49,627	22,561,126
Interest-bearing liabilities in foreign currency
Checking accounts	698,022	—	—	—	—	698,022
Savings accounts	18,901,718	—	—	—	—	18,901,718
Time Deposits	10,651,005	8,150	—	—	—	10,659,155
Investment Accounts	12,920	—	—	—	—	12,920
Non-subordinated Corporate Bonds	—	—	—	—	—	—
Subordinated Corporate Bonds	80,260	7,509,680	—	—	—	7,589,940
Liabilities with Central Bank	—	—	—	—	—	—
Liabilities with Argentine financial institutions	721,864	—	—	—	—	721,864
Liabilities with Banks and International Institutions	169,719	—	—	—	—	169,719
Other liabilities	653,890	—	—	—	—	653,890
Total Interest-Bearing Liabilities	31,889,398	7,517,830	—	—	—	39,407,228
Asset (Liability) Gap	(15,717,538)	(1,303,741)	125,269	281	49,627	-16,846,102
Cumulative Asset/Liability Gap	(15,717,538)	(17,021,279)	(16,896,010)	(16,895,729)	(16,846,102)	—
Cumulative sensitivity gap as a percentage of total interest-earning assets	(69.67%)	(75.45%)	(74.89%)	(74.89%)	(74.67%)	—

(1)	Includes instruments issued by the Central Bank.
(2)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest- earning asset.

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

A. Operating results

FINANCIAL PRESENTATION

Our audited consolidated financial statements as of and for the three years ended December 31, 2015, 2016 and 2017, included elsewhere in this annual report, have been prepared in accordance with Central Bank Rules. Central Bank Rules differ in certain significant aspects from U.S. GAAP. See note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

Our consolidated financial statements recognized the changes in the Peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree No. 664/2003, Article No. 312 of General Resolution No. 7/2015 of the IGJ, Central Bank Communication “A” 3921. In reviewing our financial statements, investors should consider that, in recent years, there have been significant changes in the prevailing prices of certain inputs and economic indicators, such as salary cost, interest and exchange rates, however, local regulations have not required the application of inflation adjustments to our consolidated financial statements.

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

The slow growth of most developed countries, coupled with decreases in China’s economic growth, negatively affected the price of commodities, including raw materials such as steel, copper and oil and, to a lesser extent, agricultural and food prices. Accordingly, the effects on Latin America were different to the effects on those economies with a greater dependence on raw materials and/or less agricultural production.

Despite these adverse external factors, the Argentine economy grew by 2.1% in 2015, recovering the growth lost in the previous two years, primarily as a result of increased commercial openness and relaxed capital flows. However, this recovery is largely based on utilization of non-sustainable resources, which influenced fiscal imbalance and increased internal expenditures.

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

Brazil’s economy fell for the second consecutive year and recorded a 7% loss of GDP in that two-year period, which had a negative effect on Argentine exports, as they are heavily dependent on the Brazilian market. The outflow of capital in 2015 led to a Real’s depreciation of 41% as a correlation of the institutional crisis and a strong fiscal deficit. In 2016, this situation began to reverse in part because of the re-entry of capital, which has been associated with the political changes in Brazil. The new authorities announced the freezing of public spending and advances in the deregulation of markets with the aim of improving fiscal solvency with greater competitiveness.

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

Specifically, exchange controls were eliminated, export withholdings were either reduced or eliminated and restrictions to imports were suppressed while, at the same time, the process of obtaining import permits were simplified.

Such measures were complemented by a restrictive monetary policy and a gradual tax policy. In this context, the Argentine government seeks to cancel its debts (refund of wrongly withheld coparticipated taxes) while inducing reforms in provincial taxes which affect investments.

The Argentine government confirmed the restructuring of the debt with the holdouts (U.S.$12.5 thousand million), which had been pending since 2005, which allowed access to capital markets in order to fund the tax authority’s necessities.

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

Towards the final quarter of 2016, most of activity indicators followed an increasing trend, which was sustained by the marginal recovery of domestic consumption, greater public expenditure, an increase of sales to Brazil and a stock recovery.

In 2017, the global economy grew at a rate of 3.6%, equivalent to a 0.4 percentage point (“p.p.”) increase vis-a-vis the previous year, driven by the developed countries’ marginal improvement and accelerated growth of Latin American economies.

During the year 2017, there was a 6% increase in international trade, after three years of virtually stabilized activity, along with an emerging improvement in commodity prices.

The upturn of the American and Japanese economies, coupled with China’s sustained growth and the widespread process to regain fiscal balance throughout Europe through easing monetary policies, seem to be the key building blocks of the global economy favorable development, as opposed to the political concerns that had emerged the previous year.

Such development reflects the abatement of global uncertainties and seems to be marking the end of the 2007-2009 crisis and the commencement of increasingly stronger economic dynamics.

On the other hand, the international financial market changed in line with the economy, as it availed of abundant liquidity, no major disruptive events triggering uncertainties have occurred, and expectations were extremely positive.

The U.S. grew by 2.2% during the year, driven by the impact of improved wages on spending, paired with declining unemployment and increasing investment.

In 2017, the Euro area grew at a 2.1% annual rate, a record high since 2003. Such performance is directly attributable to an economic policy which successfully combined a slightly expansionary monetary policy with reduced fiscal deficit in the area’s block of countries.

China’s growth rate increased threefold vis-a-vis global growth century-to-date. In 2017, the Chinese economy grew at a sustained pace for the third consecutive year (up by 6.8%). Such growth was attributable to domestic fiscal, monetary and migration policies aimed at facilitating the transition from a low-cost labor net exporter country to an economy based on internal consumption of goods and services and higher per capita income, resulting from the productivity gains achieved as a result of a vigorous private investment process, both external and internal, the latter underpinned by local lending.

In 2015 and 2016, Brazil underwent a high volatility process as a result of fiscal weakness and a political crisis. The end of such political crisis, coupled with a fiscal rearrangement process and the enactment of structural reforms by the legislative branch, helped to turn the tide, generating sustained capital inflows back into the country in 2017, paired with currency appreciation by 8% and falling inflation to 3% per annum. Concurrently, the Brazilian Central Bank introduced gradual cuts to nominal interest rates.

Declining inflation, along with capital inflows and reduced nominal interest rates, helped to improve the purchasing power of wages and access to credit, with the ensuing boost to consumption, investment and production. Accordingly, in 2017 the Brazilian GDP grew by around 1%. Against this backdrop, Brazil would provide an additional push to the manufacturing sector in Argentina, particularly, the automotive and the metalworking industries.

During 2017, the Argentine economy remained on the path taken by the new administration since assuming office in late 2015.

Growth recovery was attributable, in part, to public investment in initiating new works and resuming some works that had been suspended, and to improved expectations among consumers and producers about the continuity of the economic policy, amidst a fiscal context that seeks to gradually reduce the fiscal deficit and public expenditure relative to GDP in the coming years.

In the light of the reemergence of inflationary pressures during the first quarter of 2017, the monetary authorities reinforced the contractionary bias, driving increases in domestic interest rates, a trend that was maintained until year-end.

The direction of the economic policy and the understanding that Argentina’s indebtedness would be maintained well below the level of other comparable countries led to a fall in country risk, which improved by 140 points during the year.

At the same time, the improved expectations paved the way for capital inflows from non-residents, both for direct and financial investments, and also encouraged domestic companies to look to foreign financial markets for financing. This phenomenon, coupled with the fast growth of local banking lending, boosted the supply of funding for consumers and investment.

As concerns the supply of goods and services, the tax cuts, the deregulation of certain markets that used to be under the strong control of the former administration, more intensive investments in construction, and recovered spending led to an upturn in the agricultural, automotive, steel, cement manufacturing, and white goods sectors.

Consequently, the manufacturing industry picked up having returned to positive levels since May, closing the year with a 1.9% increase.

GDP development during 2017 was incremental and positive. This trend commenced in the third quarter of 2016 and continued at a sustained pace during five consecutive quarters, registering a 4% year-on-year increase during the fourth quarter of 2017. GDP increased to 2.9% in 2017.

In turn, the fiscal target set by the Argentine Government was achieved for the second consecutive year in 2017. Primary deficit (3.9% of GDP) was lower than the 4.6% level recorded in 2016, as a result of a decline in primary expenditure.

The Argentine Government’s annual revenues rose by 29.6% year-on-year, more than primary expenditures which climbed by 29.4%, for the first time in the last 12 years.

Concurrently with its fiscal management actions (budget, expenditure containment and cash management), the Argentine Government introduced substantial tax and fiscal reforms seeking to reduce the public-sector burden on the economy and accommodate internal costs to improve the competitiveness of domestic production, amidst the incremental opening to trade.

Accordingly, both reforms were enacted targeting at businesses, individuals, the retirement system, the provinces, and the national public-sector size, while progress is still to be made on certain aspects relating to labor productivity.

The Argentine Government cut the corporate income tax contingent upon certain investment processes and imposed a gradual decline in employers’ contributions to reduce labor costs. On the other hand, individuals’ financial interest, which so far has been exempt, was made liable to tax, though limited to an approximation of income, net of the inflationary component.

In addition, the Argentine Government took certain actions to reduce unregistered employment and modified the mechanism to adjust the Social Security System benefits in order to curb the retirement system’s unbalance.

Concerning prices, in 2017 inflation reached 24.8%, down by 13 p.p. compared to 2016. Average monthly inflation fell from 2.7% in 2016 to 1.9% in 2017. In 2017, inflation continued to reflect the changes in relative prices associated to the tariff review and other factors, including, inflation inertia and the impact of the fiscal deficit monetary funding and the Argentine Central Bank’s hoarding of international reserves.

On the other hand, the monetary authorities’ goal of accumulating international reserves against a backdrop of strong external indebtedness prevented the Argentine Peso from appreciating even further than in the previous year. In 2017, the Argentine Peso depreciated by 18.4%.

In the meantime, as per the Argentine Government’s projections, GDP would grow by 2.8% in 2018 as a result of the statistical carry-over, the expected positive development of the Brazilian economy, China’s economic dynamics, a context characterized by stronger growth in developed countries, and persistent liquidity conditions in the international financial market.

Money market and Argentine financial system

In 2015, there was an average monetary base increase of 33%. This increase was related to the Central Bank’s assistance to the federal government, which almost doubled the amount for 2014. The effect of such assistance was offset by a strong contraction by sales of foreign currencies and by the issuance of notes and repurchase agreements with the Central Bank.

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

There was strong liquidity and a higher increase in deposits over credits in both currencies throughout the year. This meant that the financial system was in a strong position in terms of risk diversification. Furthermore, it leads to increasing the holding of Lebacs in Pesos and the excess of dollars raised the Central Bank reserves.

In 2017, treasury financing, the accumulation of reserves and the service of debt interest were the main factors that contributed to the expansion of the Argentine Central Bank’s monetary base. On average, the monetary base grew at a rate of 29% per year, a similar pace to that registered in 2016 and also in the 2010-2015 period.

In the last two years, the Argentine Central Bank purchased foreign currency in the market at an average of U.S.$15 billion, hoarding international reserves in the amount of U.S.$30.8 billion. In this regard, it should be noted that, at year-end, accumulated international reserves covered the entire monetary base, when two years earlier they only accounted for 48% of it.

When comparing the factors that led to the monetary base growth, a material change can be observed which commenced in 2015 and consolidated in the following years, that is, the Argentine Central Bank’s issuance of interest-bearing debt to sterilize the expansion of the monetary base to assist the Treasury and hoard reserves. As of December 2017, the Argentine Central Bank’s liabilities associated to debt securities accounted for, on average, approximately 8.5% of GDP and 111% of the monetary base.

The interest expense on the Argentine Central Bank’s indebtedness (repos and Lebacs) has been increasing hand in hand with the increase in indebtedness. This quasi-fiscal cost is attributable to the need for sterilizing the excess in the base money supply when the goal is reducing inflation and, at the same time, hoarding international reserves, without the revenue administration’s contribution.

In the short-run, the monetary commitment derived from the Argentine Central Bank’s multiple goals — accumulating reserves, funding the Treasury and servicing debt interest — exerts additional inflationary pressure, as the increase in demand for money it systematically surpassed.

The sterilization policy implemented through the placement of repos and Lebacs competes against and, to some extent, beats banks’ financial intermediation. During the year 2017, the volume of Lebacs as a direct savings instrument for investors experienced a twofold increase.

The relative size of the financial system in Argentina is still smaller than that of the other Latin American countries; bank lending, both in Argentine Peso and U.S. dollar, accounts for 14% of GDP, while the regional average stood at 35%.

During 2017, this situation started to improve as the system’s bi-monetary liabilities and assets (Argentine Peso and U.S. dollar) rose by 1.0 p.p. and 0.7 p.p. of GDP, respectively.

The combination of declining inflation with sustained positive yields in real terms is expected to strengthen this improvement, encouraging savings in domestic currency through institutionalized channels, fostering the depth of financial markets, in general, and the banking system, in particular.

Total bi-monetary deposits in the Argentine financial system grew by 27% year-on-year in 2017, with peso-denominated deposits rising 24% year-on-year and U.S.-dollar deposits (as measured in Argentine Peso) rising 40% year-on-year, (26% measured in foreign currencies). As of December 2017, total deposits reached Ps.2,283 billion, on average, with 80% of that amount being attributable to the private sector.

In 2017, private deposits rose by 27% year-on-year, with remarkable performance of sight deposits which, in the last two years, managed to surpass 1.5 times the increase in term deposits. Lebac competition seems to be a determining factor of this performance during the year.

The changes in foreign-currency denominated private deposits in 2016 and 2017 reflect the impact of the tax amnesty law on bank savings.

On the other hand, public-sector deposits rose by 28% year-on-year, with strong concentration on U.S. dollar-denominated deposits which rose by 83% year-on-year (as measured in Argentine Peso).

From the assets side, in 2017 the financial system experienced growth in total loans (private + public) and Lebac holdings by 47% year-on-year and 13% year-on-year, respectively, totaling, on average, Ps.1,581 billion and Ps.365 billion as of December 2017 in each of these lines.

As of December 2017, loans to the private sector rose by 50% year-on-year to Ps.1,553 billion, accounting for 98% of total loans. Commercial lending, consumer lending and secured loans rose by 50%, 42%, and 89%, respectively, year-on-year.

The increase in commercial lending is attributable to stronger economic activity. Peso-denominated loans rose by 37%; however, the largest increase within this segment was experienced by U.S.-dollar denominated loans (up by 82% year-on-year, as measured in Argentine Peso), outperforming local-currency loans for the second consecutive year.

On the other hand, demand for consumer loans also performed favorably, driven by improvements in employment and wages during the year; bank consumer loans rose by 42% year-on-year, led by personal loans which climbed by 60% year-on-year; while financing of credit card balances grew to a lesser extent (25% year-on-year).

Home-ownership mortgage loans picked up during the year following the introduction in 2016 of an index referred to as UVA (Unidad de valor adquisitivo, or purchasing power unit). This new modality has strong growth potential as inflation continues to decline and the UVA-adjusted savings offering expands in scope. During 2017, UVA-adjusted mortgage loans gained momentum, with Ps.52 billion having been lent vis-a-vis Ps.2.1 billion in 2016, with a total stock of Ps.54 billion as of December.

In order for lending to grow almost twice as much as deposit-taking (47% year-on-year versus 27% year-on-year), the financial system used a portion of the excess liquidity, and some entities issued equity securities and placed debt securities in the external and local market. In the future, maintaining the credit growth rate will depend on sustained demand, as well as on the emergence of suitable conditions for savings to be increasingly channeled through the institutionalized financial system.

RESULTS OF OPERATIONS

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.

We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.

Our loan portfolio to the private sector has grown by 50% in 2017, at similar levels to those of the rest of the system as a whole and deposits did it at a lower but significant 29% rate.

Our loan portfolio to the private sector grew steadily over the past three years to Ps.62,853 million as of December 31, 2015, an increase of 42% compared to 2014. Most recently our loan portfolio grew to Ps.86,540 million as of December 31, 2016, increasing 38% compared to 2015. As of December 2017, our loan portfolio grew to Ps.129,586 million, increasing 50% compared to 2016.

Within this context of increasing prices, we, alongside the financial system as a whole, benefited from a continuous demand of consumer loans, the main growth driver of our portfolio for the last three years. During 2015, 2016 and 2017 consumer loans (personal loans and credit card loans), which are short term loans, have driven the expansion of our loan portfolio, increasing 50%, 28% and 48%, respectively.

During 2017, we maintained a leading position in terms of personal loans, with 1.1 million loans and a portfolio of Ps.47,377 million and represent a 14% of market share. As to its credit card products, in 2014 the Argentine government launched a plan for credit card purchases in 12 interest free installments, which led to increased consumption and higher use of credit cards. During 2017, credit card loans registered an inter-annual increase of 32%, totaling 1.6 million accounts.

During 2015, 2016 and 2017, pledge and mortgages loans grew 31%, 14% and 89%, respectively. The important growth in 2017 is the result of our active participation in the granting of mortgage loans adjustable by UVA.

During 2017, we continued our policy of maintaining high coverage of non-performing loans through the creation of additional provisions to such required by the Central Bank. The coverage indicator reached a 183% ratio towards the end of the fiscal period, substantially above the average of the financial system. The levels of delinquency have stayed in historically low values, reaching a 1.1% ratio of non-performing loans over total portfolio.

Our total deposits increased by 40%, 46%, and 29% as of December 31, 2015, 2016, and 2017, respectively, up to Ps.144,226 million as of December 31, 2017.

During 2015 2016 and 2017, private sector deposits increased by 45%, 53% and 28% respectively, with increase in time deposits and demand deposits. Public sector deposits increased by 12% during 2015, were stable during 2016 and grew 35% during 2017.

During 2016, demand deposits increased by 54%, influenced by the process of tax amnesty. Time deposits increased by 37% in comparison to 2015, above the average of the system, which allowed us to gain market share. In 2017, demand deposits in the private sector increased 43%, while term deposits increased by 29%.

The Bank continues to be one of the three private entities with the highest volume of deposits and a market share of close to 6% of the financial system as a whole, or 7.4% if we only consider the deposits of the private sector in Pesos.

In 2017, the Bank issued non-subordinated Negotiable Obligations not convertible for a total nominal value of Ps.4,620,570,000 (US$ 300,000,000 equivalent) at a fixed annual nominal rate of 17.50%, with full amortization at maturity (May 8, 2022).

In addition, in June 2017 there was a capital increase, through a primary public offering of Class B common shares in Argentina and American Depositary Shares (“ADS”) in the United States for a total of 74,000,000 of shares at a value of US$ 666 million. Subsequently, the international underwriters exercised the oversubscription option, for which 11,099,993 additional shares worth US$ 100 million were issued.

As of December 31, 2017 the Bank’s liquidity reached Ps.72,681 million, registering an increase of 36%. As compared to the previous year the liquidity ratio of 50.4% is above the main market Benchmark in 2017, the excess of liquidity was mainly applied to the position in LEBACS.

Factors Affecting Results of Operations

Inflation in Argentina

In accordance with Central Bank Rules, our consolidated financial statements have not been adjusted to reflect inflation. Inflation could nevertheless affect the comparability of our results as reflected in this annual report and may affect our results of operations in the future. The rate of inflation during 2015, 2016 and 2017, as measured by the variations in the CPI according to the INDEC was 20.6%, 36.2% and 24.8% respectively.

The Macri administration discontinued the INDEC’s publication of data from November 2015 through May 2016 following the declaration of a state of administrative emergency in the national statistical system. Beginning in June 2016, the INDEC began to gradually publish CPI information for the period May – December 2016. As of the date of this annual report, the CPI for the first four months of 2016 has not been published by the INDEC. As a consequence of the lack of information, we completed the missing information with CPI average rates for these four months published by the Province of San Luis and the City of Buenos Aires (16.6%).

According to the INDEC, Argentina’s rate of inflation for January, February and March 2018 was 1.8%, 2.4%, and 2.3%, respectively. In addition, despite recent reforms, there remains uncertainty as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms will have on the Argentine economy.

Lastly, in December 2017 the Central Bank set a target of inflation for 2018 of 15%, which increased from the targets previously established by the Macri administration of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.

YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016 AND YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015

Net income

The following table sets forth certain components of our income statement for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,			Change December 31,
	(in thousands of Pesos)
	2015	2016	2017	2016-2015	2017-2016
Financial income	20,109,123	28,935,288	36,500,040	8,826,165	7,564,752
Financial expenses	(8,842,655)	(13,300,762)	(13,545,381)	(4,458,107)	(244,619)
Gross intermediation margin	11,266,468	15,634,526	22,954,659	4,368,058	7,320,133
Provision for loan losses	(877,134)	(1,073,085)	(1,595,201)	(195,951)	(522,116)
Service charge income	6,115,362	7,968,732	10,646,390	1,853,370	2,677,658
Service charge expenses	(1,714,833)	(2,603,839)	(3,342,116)	(889,006)	(738,277)
Administrative expenses	(7,225,908)	(9,970,656)	(12,863,015)	(2,744,748)	(2,892,359)
Net other income (expense)	(33,044)	117,123	(542,986)	150,167	(660,109)
Minority interest in subsidiaries	(35,359)	(54,592)	(84,775)	(19,233)	(30,183)
Net income before income tax	7,495,552	10,018,209	15,172,956	2,522,657	5,154,747
Income tax	(2,485,663)	(3,477,377)	(5,784,184)	(991,714)	(2,306,807)
Net income	5,009,889	6,540,832	9,388,772	1,530,943	2,847,940

Our consolidated net income for 2017 increased 44% or Ps.2,847.9 million, as compared to 2016. This increase was primarily attributable to a:

•	26% increase in financial income of Ps.7,564.7 million; and

•	34% increase in service charge income of Ps.2,677.7 million.

This increase was partially offset by a:

•	28% increase in service charge expenses of Ps.738.3 million;

•	29% increase in administrative expenses of Ps.2,892.4 million; and

•	66% increase in income tax of Ps.2,306.8 million.

Financial income

The components of our financial income for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos)
Interest on cash and due from banks	155	1,199	13,676
Interest on loans to the financial sector	87,991	248,095	503,128
Interest on overdrafts	1,407,015	2,494,351	2,703,494
Interest on documents (1)	1,146,153	1,559,061	1,686,320
Interest on mortgage loans	556,620	729,785	783,642
Interest on pledged loans (2)	385,022	360,722	475,668
Interest on credit card loans	2,646,060	3,950,929	4,434,272
Interest on financial leases	81,711	89,867	103,149
Interest on other loans (3)	8,811,767	12,197,589	16,847,754
Income from government and private securities, net	3,985,892	6,222,773	6,417,429
Interest on other receivables from financial intermediation	4,105	6,191	8,298
Income from guaranteed loans (4)	25,077	33,671	3,192
CER (Indexation by benchmark stabilization coefficient) adjustment (5)	58,463	255,904	239,454
CVS (Indexation by salary variation coefficient) adjustment	669	786	624
Difference in quoted prices of gold and foreign currency	653,120	516,894	1,513,501
Other (6)	259,303	267,471	766,439
Total financial income	20,109,123	28,935,288	36,500,040

(1)	Includes income on factoring, check cashing advances and loans with promissory notes.
(2)	Includes primarily income on interest on loans with collateral pledge.
(3)	Includes interest on loans not classified under prior headings, including interest on personal loans.
(4)	Includes income on loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(5)	Includes CER accrued for all the assets subject to CER adjustments.
(6)	Mainly results from pre-financing and financing export transactions, forward foreign currency transactions and premiums on reverse repos.

2017 and 2016—Our financial income increased 26% or Ps.7,564.7 million as compared to 2016, mainly due to higher interest income from loans and the rise in difference in quoted prices of gold and foreign currency.

Interest on loans (excluding guaranteed loans) grew 27%, or Ps.5,906,9 million, as a result of an increase of 51% in the average loan portfolio to private sector which was partially offset by the decrease in the average interest rate. The average interest rate for private sector loans decreased from 30.9% in 2016 to 26.1% in 2017.

The main variation of total interest on loans was from other loans (including interest on personal loans) which increased by 38%, from credit card loans which increased by 12% and from overdraft loans, which increased by 8%, in each case as compared to 2016. The average volume of personal loans increased 46%, credit card loans increased 31% and advances increased 12% in each case compared to 2016.

Net income from public and private securities increased by 3%, or Ps.194.7 million, mainly due to a 33% increase in the income generated by Lebacs which was partially offset by a 53% decrease in the profit generated by other government securities.

Difference in quoted prices of gold and foreign currency increased by 193% or Ps.996.6 million compared to those recorded in 2016, mainly due to the increase in the net position in foreign currency that increased 361% on average from 2016 to 2017. Additionally, the increase in the exchange rate from Ps.15.85 as of December 31, 2016 to Ps.18.77 as of December 31, 2017 partially explains the increase in the results generated in this line item.

Other financial income increased 187%, or Ps.499.0 million, mainly due to the increase in premiums on reverse repos associated with the higher volume operated, which grew significantly compared to the previous year.

2016 and 2015—Our financial income increased 44% or Ps.8,826.2 million as compared to 2015, mainly due to higher interest income from loans and the rise in government and private securities income.

Interest on loans (excluding guaranteed loans) grew 43%, or Ps.6,508.1 million, as a result of an increase of 37% in the average loan portfolio and to a lesser extent due to an increase in the average interest rate. Additionally, the average interest rate for private sector loans increased from 29.6% in 2015 to 30.9% in 2016.

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

Changes in financial income (interest earned)	December 31, 2016 vs. December 31 2015	December 31, 2017 vs. December 31 2016
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Due to changes in the volume of interest-earning assets	7,662,053	11,180,608
Due to changes in average nominal rates of interest-earning assets	1,302,666	(4,565,890)
Net change	8,964,719	6,614,718

Changes in financial income due to changes in volume	December 31, 2016 vs. December 31 2015	December 31, 2017 vs. December 31 2016
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Government and private securities	2,384,858	1,574,334
Loans to private and financial sector	5,144,123	9,030,511
Other assets	133,072	575,763
Net change	7,662,053	11,180,608

Changes in financial income due to changes in nominal rates	December 31, 2016 vs. December 31 2015	December 31, 2017 vs. December 31 2016
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Government and private securities	(286,992)	(1,285,558)
Loans to private and financial sector	1,271,275	(3,131,722)
Other assets	318,383	(148,610)
Net change	1,302,666	(4,565,890)

Financial expenses

The components of our financial expenses for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos)
Interest on savings accounts	68,169	89,865	110,173
Interest on time deposits	6,704,910	10,283,706	9,202,759
Interest on interfinancing received loans (received call)	7,036	2,953	18,168
Interest on other financing from the financial institutions	1	7	9,759
Interest on other liabilities from financial intermediation (1)	96,022	145,837	563,560
Interest on subordinated corporate bonds	136,191	277,211	452,500
Other interest	2,634	4,170	3,154
CER adjustment (2)	4,595	12,128	24,552
Contribution to Deposit Guarantee Fund	418,437	215,002	213,487
Other (3)	1,404,660	2,269,883	2,947,269
Total financial expenses	8,842,655	13,300,762	13,545,381

(1)	Includes lines of credit from other banks, repurchase agreements and Central Bank borrowings.
(2)	Includes CER accrued for all the liabilities subject to CER adjustments.
(3)	Mainly resulting from turnover tax.

2017 and 2016 - Financial expenses increased 2% or Ps.244.6 million as compared to 2016.

Interest on deposits represented 69% of total financial expenses and decreased by 10% or Ps.1,060.6 million, as compared to 2016 due to a decrease on average interest rates on time deposits (from 21.2% on average in 2016 to 15.6% on average in 2017) which was partially offset by an increase in the average portfolio of term deposits of 21%.

Interest on other liabilities from financial intermediation increased by 287%, or Ps.417.7 million, due to the higher level of indebtedness arising from the issuance of debt in an amount equivalent to U.S.$300 million and the increase in the interest rate with respect to negotiable obligations issued in the past. Interest on subordinated corporate bonds increased 63%, or Ps.175.3 million, due to the increase in the amount of subordinated debt issued and the impact of the increase in the average foreign exchange rate for U.S. dollar-denominated issuances. It should be mentioned, however, that the interest rate of the 6.750% Subordinated Resettable Notes due 2026 issued at the end of 2016 is lower than the rate accrued by the Subordinated Negotiable Obligations that we redeemed at the end of 2016 (9.75% per annum).

Other financial expenses increased by 30% or Ps.677.4 million as compared to 2016 mainly due to an increase in the gross income tax and municipal taxes, mostly as a result of an increase in the tax base and to a lesser extent, to an increase in the rates of certain provinces in which we operate.

2016 and 2015 - Financial expenses increased 50% or Ps.4,458.1 million, as compared to 2015

Interest on deposits represented 78% of total financial expenses and increased by 53% or Ps.3,600.5 million, as compared to 2015 due to an increase on average portfolio of 52%. Interest rates on time deposits showed a slight decline, from 21.4% on average in 2015 to 21.2% on average in 2016.

Other financial expenses increased by 62% as compared to 2015 mainly due to an increase in the gross income tax mainly due to an increase in the tax base (48%) and, to a lesser extent, to an increase in the rates of certain provinces in which we operate.

Changes in financial expense (interest paid)

	December 31, 2016 vs. December 31 2015	December 31, 2017 vs. December 31 2016
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Due to changes in the volume of interest-bearing liabilities	3,189,426	2,448,650
Due to changes in average nominal rates of interest-bearing liabilities	649,428	(2,818,078)
Net change	3,838,854	(369,428)

Changes in financial expense due to changes in volume

	December 31, 2016 vs. December 31 2015	December 31, 2017 vs. December 31 2016
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	2,951,069	2,135,515
Borrowings from Central Bank and other financial institutions	23,777	122,633
Corporate Bonds	214,580	190,502
Net change	3,189,426	2,448,650

Changes in financial expense due to changes in nominal rates

	December 31, 2016 vs. December 31 2015	December 31, 2017 vs. December 31 2016
	Increase (Decrease)	Increase (Decrease)
	(in thousands of Pesos)
Deposits	654,390	(3,178,121)
Borrowings from Central Bank and other financial institutions	17,795	(24,808)
Corporate Bonds	(22,757)	384,851
Net change	649,428	(2,818,078)

Provision for loan losses

2017 and 2016 – Provision for loan losses increased by 49% or Ps.522.1 million, in 2017 mainly as a result of an increase in the private loan portfolio (49%) and the increase in the additional provisions related to non-performing loans from the consumer portfolio.

2016 and 2015 – Provision for loan losses increased by 22%, or Ps.195.9 million, in 2016 mainly as a result of an increase in the loan portfolio and the increase in the additional provisions in virtue of provisioning policies at year-end.

Service charge income

The following table provides a breakdown of our service charge income by category for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos)
Service charges on deposit accounts	3,371,068	4,315,442	5,946,206
Debit and credit card income	1,818,691	2,538,425	3,135,929
Other fees related to foreign trade	100,581	134,803	160,838
Credit-related fees	124,559	152,634	290,934
Capital markets and securities activities	18,273	34,720	64,056
Lease of safe-deposit boxes	95,553	119,859	173,600
Fees related to guarantees	1,266	1,502	5,262
Other (1)	585,371	671,347	869,565
Total service charge income	6,115,362	7,968,732	10,646,390

(1)	Includes insurance income and revenue from joint ventures.

2017 and 2016—Service charge income increased by 34%, or Ps.2,677.7 million in 2017, mainly due to a 38% increase in service charges on deposit accounts, as a result of higher number of active accounts and higher rates and to the increase in debit card and credit card income (24%) due to an increase in payments with both debit and credit cards and on the fees charged for that increase.

2016 and 2015—Service charge income increased 30%, or Ps.1,853.4 million, in 2016, mainly due to the increase in commissions from deposit accounts of 29%, due to the greater number of accounts/customers and commissions charged for those accounts. During 2016, commissions for debit and credit cards increased 39% as a result of an increase in the consumption of such cards.

Service charge expenses

2017 and 2016 - In 2017, service charge expenses increased by 28%, or Ps.738.3 million, as compared to 2016 due to an increase in debit and credit card expenses and an increase in gross income taxes and municipal fees, as a result of higher revenue from computable services.

2016 and 2015 - In 2016, service charge expenses increased 52%, or Ps.899.0 million, as compared to 2015 due to an increase in debit and credit card expenses.

Administrative expenses

The components of our administrative expenses for the years ended December 31, 2015, 2016 and 2017 are reflected in the following table:

	Year Ended December 31,
	2015	2016	2017
	(in thousands of Pesos)
Personnel expenses	4,324,067	6,039,039	7,706,425
Directors and statutory auditor’s fees	233,030	314,522	445,122
Other professional fees	217,948	283,231	367,443
Advertising and publicity	143,883	197,505	232,872
Taxes	411,789	534,431	728,567
Depreciation of equipment	170,613	205,122	249,536
Amortization of organization costs	150,619	197,052	274,999
Maintenance, conservation and repair expenses	322,436	430,881	599,882
Security services	313,310	410,036	537,648
Electric power and communications	172,669	283,455	350,765
Lease payments	137,288	197,095	227,032
Insurance	27,200	38,472	45,001
Stationery and office supplies	35,446	39,923	45,153
Other	565,610	799,892	1,052,570
Total administrative expenses	7,225,908	9,970,656	12,863,015
2017 and 2016 - Administrative expenses increased by 29%, or Ps.2,892.4 million, in 2017, due to increased personnel expenses and other administrative expenses.

Personnel expenses increased by 28%, or Ps.1,667.4 million, as a result of a salary increase of 4% as a compensatory increase and 19.5% agreed with the labor unions. Since the consumer price index for 2017 (24.8%) exceeded the aforementioned 19.5%, salaries increased automatically in the percentage of the difference applied retroactively as of January 1, 2017. The remaining administrative expenses increased, on average by 31% in 2017, or Ps.1,224.9 million, in line with the recorded annual inflation.

2016 and 2015 - Administrative expenses increased 38%, or Ps.2,744.7 million, in 2016, due to the increase in personnel expenses and other operating expenses.

Personnel expenses increased 40% as a result of a 33% wage increase agreed with the union in April 2016 and an increase in other staff costs. The remaining administrative expenses increased by 35% in 2016, in line with annual recorded inflation.

Net other income (expense)

2017 and 2016. In 2017, net other income was a loss of Ps.543.0 million. The variation was mainly due to higher total other expenses by 201%, or Ps.967.5 million, mainly because of an increase in charges for other receivables uncollectability and other allowances (loss provisions for Ps.271.2 million and for lawsuits Ps.234.8 million) and other miscellaneous losses related to expenses for the issuance of shares (Ps.292.4 million).

2016 and 2015. In 2016 net other income was a gain of Ps.117.1 million, compared to a loss of Ps.33.0 million in 2015. The variation was mainly due to higher total other income by 46%, or Ps.189.3 million, mainly because of an increase in recovered loans and reversed allowances by Ps.77.8 million and others by Ps.90.3 million mainly due to other adjustments and interests for recovered credits.

Income tax

2017 and 2016. In 2017, income tax expenses increased 66% or Ps.2,306.8 million compared to 2016 with a tax effective rate of 38.1% and 34.7% for 2017 and 2016 respectively. This increase was mainly due to the tax impact of the collection of National Guaranteed Loans and the liquidation of the portfolio of private securities that was made in 2017.

2016 and 2015. In 2016 income tax expenses increased 40% to Ps.3,477.4 million compared to 2015 with a tax effective rate of 34.7% for fiscal year 2016. This increase was due to the increase in taxable revenues.

U.S. GAAP and Central Bank Rules Reconciliation

General

We prepare our consolidated financial statements in accordance with Central Bank Rules, which differ from U.S. GAAP in certain respects. For more detail on differences in the accounting treatment between Central Bank Rules and U.S. GAAP as of December 31, 2017, see Note 35 to our consolidated financial statements as of and for the year ended December, 2017.

Summary of significant differences between Central Bank Rules and U.S. GAAP:

a.	Exposure to the Argentine Public Sector and Private Securities:

a.1.	Loans—Non-financial federal government sector: Guaranteed loans (maturing around 2017) were valued according to Central Bank Communication “A” 4898 and “A” 5180. Under U.S. GAAP, the difference between the cost of each acquired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, we should continue to estimate the cash flows expected to be collected over the life of the loan. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would decrease assets by Ps.25.6 million and Ps.148.2 million as of December 31, 2016 and 2015, respectively. On the other hand, income would increase by Ps.25.6 million, Ps.122.6 million and Ps.52 million for the years ended December 31, 2017, 2016 and 2015, respectively.

a.2.	Government and private securities:

(i)	Available for sale: Under U.S. GAAP, securities for which the Bank’s management has the intention and the ability to hold them for an indefinite period of time, but not necessarily to maturity, are classified as “available for sale securities”. They are carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320 “Investment – Debt and Equity Securities”.

(ii)	Trading securities: Under U.S. GAAP, securities maintained for intermediation are classified as “trading securities” because they are bought mainly with the intent to buy and sell in the short term as part of the Bank´s trading or intermediation activities. They are carried at fair value considering their active market, with changes in fair value recorded in the consolidated statement of income.

Under Central Bank rules, Government and private securities were valued as explained in Note 4.5.b.1), 4.5.b.2) and 4.5.b.5) to our consolidated financial statements. The effects of the adjustments required in accordance with U.S. GAAP, would decrease assets by Ps.2.9 million and Ps.26.2 million as of December 31, 2017 and 2015, respectively and would increase assets by Ps.5.5 million as of December 31, 2016. Net income, excluding OCI effects, would decrease by Ps.8.1 million and Ps.29.3 million for the years ended December 31, 2017 and 2015, respectively and would increase by Ps.13.3 million for the year ended December 31, 2016.

a.3.	Instruments issued by Central Bank of Argentina:

Under Central Bank Rules, instruments issue by the Central Bank of Argentina were valued at the quoted price of each security or at the cost value increased by their internal rate of return. Under U.S. GAAP, considering what is mentioned in Note 35.2.b.1) to our consolidated financial statements, these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would increase assets by Ps.3.5 million, Ps.6.7 million and Ps.4.1 million as of December 31, 2017, 2016 and 2015, respectively. Net income excluding OCI effects, would decrease by Ps.88.1 million and Ps.22.1 million for the years ended December 31, 2017 and 2016, respectively and would increase by Ps.12.3 million for the year ended December 31, 2015.

a.4.	Securities in financial trusts and other:

(i)	Available for sale securities in financial trusts and other: Under US GAAP, securities in financial trusts and other for which the Bank’s management has the intention and the ability to hold them for an indefinite period of time, but not necessarily to maturity, are classified as “available for sale”. They are carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

(ii)	Trading securities in financial trusts and other: Under US GAAP, securities in financial trusts and other maintained for intermediation are classified as “trading financial trust and other” because they are bought mainly with the intent to buy and sell in the short term as part of the Bank´s trading or intermediation activities. They are carried at fair value considering their active market, with changes in fair value recorded in the consolidated statement of income.

Under Central Bank Rules, securities in financial trust and other were valued at the cost value increased by their internal rate of return. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP assets would increase by Ps.0.8 million, Ps. 7.5 million and Ps.35.8 million as of December 31, 2017, 2016 and 2015, respectively. On the other hand, net income excluded OCI effects would decrease by Ps.4.9 million and Ps.15.3 million for the years ended December 31, 2017 and 2016, respectively and would increase by Ps.16.5 million for the year ended December 31, 2015.

b.	Loans origination fees: Fees on consumer loans, such as credit cards, mortgage, pledged and personal loans, stand by letters of credit and guarantees issued, are recognized when collected and charges direct origination costs when incurred. In accordance with U.S. GAAP under FASB ASC 310-20 “Nonrefundable Fees and Other Costs”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.211.9 million, Ps.110.5 million and Ps.38 million as of December 31, 2017, 2016 and 2015, respectively. Income would decrease by Ps.101.4 million and Ps.72.4 million for the years ended December 2017 and 2016, respectively and would increase by Ps. 53.2 million for the years ended December 31, 2015.

c.	Allowance for loan losses

c.1.	Credit card loans: We establish a reserve for credit card loans based on the past due status of the loan. All loans without preferred guarantees greater than 180 days have been reserved at least at 50% in accordance with the Central Bank Rules. Under U.S. GAAP, we adopted a policy to fully provision loans which are 180 days past due. Had U.S. GAAP been applied, our assets would decrease by Ps.60.6 million, Ps.42.2 million, and Ps.33.9 million as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by Ps.18.4 million, Ps.8.4 million and Ps.8.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

c.2.	Impaired loans - Non Financial Private Sector and residents abroad: FASB ASC 310 “Receivables”, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans, not considered troubled debt restructuring, that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments. We have performed a migration analysis based on uncollectability following the FASB ASC 450 “Contingencies”. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps. 103 million and Ps.75.2 million as of December 31, 2017 and 2016, respectively and would decrease by Ps.17.1 million as of December 31, 2015. In addition, income would increase Ps.27.7 million and Ps.92.4 million for the years ended December 31, 2017 and 2016, respectively, and would decrease by Ps.20.9 million for the year ended December 31, 2015.

c.3.	Interest recognition – non-accrual loans : The method applied to recognize income on loans is described in Note 4.5.d) to our consolidated financial statements. Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after ninety (90) days of being past due. Accrued interest remains on the Bank´s books and is considered part of the loan balance when determining the reserve for credit losses. Under U.S. GAAP the accrual of interest is discontinued when the management has serious doubts about further collectability of principal or interest, usually after ninety (90) days, even though the loan is currently performing. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Had U.S. GAAP been applied, the Bank’s assets would decrease by Ps.20.4 million, Ps. 19.3 million and Ps.24.2 million as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by Ps.1.1 million and Ps.2.2 million for the years ended December 31, 2017 and 2015, respectively and would increase by Ps.5 million for the year ended December 31, 2016.

d.	Income Tax: Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized. Under U.S. GAAP we apply FASB ASC 740 “Income Taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets be provided to the extent that it is more-likely-than-not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, we evaluate all available evidence for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. Had U.S. GAAP been applied, the Bank´s net assets would increase by Ps.565.9 million, Ps.197.4 million and Ps.190.2 million as of December 31, 2017, 2016 and 2015, respectively. In addition, income would increase by Ps.222.8 million and Ps.64.3 million for the years ended December 31, 2017 and 2016, respectively, and would decrease by Ps.104.9 million for the year ended December 31, 2015.

e.	Intangible assets:

(i)	Software cost: Under Central Bank Rules, it includes software costs relating to preliminary, application development and post –implementation stages of software development. Central Bank Rules permits the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal- Use Software”. The effects of the adjustments required to state such amounts in accordance with U.S. GAAP, would decrease assets by Ps.2.6 million, Ps.7 million and Ps.7.7 million as of December 31, 2017, 2016 and 2015, respectively. In addition income would increase by Ps.4.4 million, Ps.0.7 million and Ps.1.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.

(ii)	Organizational costs: Under Central Bank Rules, it includes inherent cost of set up and organization of the Bank. Applying U.S. GAAP and in accordance with FASB ASC 720-15 “Start Up Costs”, these cost are not eligible for capitalization and would result in an income increase by Ps.4.9 million for the year ended December 31, 2015.

f.	Vacation accrual: The cost of vacations earned by employees is generally recorded by us when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. Had U.S. GAAP been applied, the Bank’s liabilities would increase by Ps.463.8 million, Ps.349.7 million and Ps.268.4 million as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by Ps.114 million, Ps.81.3 million and Ps.65.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

g.	Business combination: Under Central Bank Rules, business combinations and step acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill was being amortized under the straight line method over 10 years. Under U.S. GAAP FASB ASC 805 requires the acquisition of controlling interest to be accounted for as a business combination applying the purchase method. The assets acquired and liabilities assumed are measured based on their estimated fair values as of the acquisition date. Had U.S. GAAP been applied, the Bank net assets would decrease by Ps.19.7 million, Ps.26.7 million and Ps.29.3 million as of December 31, 2017, 2016 and 2015, respectively. In addition income would increase by Ps.6.9 million, Ps.2.7 million and Ps.8.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

h.	Accounting for derivative instruments and hedging activities: Pursuant to Central Bank Rules, derivatives are recorded as described in Notes 4.5.g) and 4.5.k) to our consolidated financial statements. FASB ASC 815 “Derivatives and Hedging” establishes accounting and reporting standards for derivative instruments, including certain ones embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Had U.S. GAAP been applied, the Bank’s net assets would decrease by Ps.5.3 million and would increase by Ps.35.5 million as of December 31, 2017 and 2015, respectively. In addition income would decrease by Ps.5.3 million and Ps.35.5 million for the years ended December 31, 2017 and 2016, respectively and would increase by Ps.35.5 million for the year ended December 31, 2015.

i.	Foreign currency translation: U.S. GAAP foreign currency translation requirements are covered by FASB ASC 830-20 “Foreign Currency Matters” and differ from Central Bank Rules in the translation of the income statement accounts, which under U.S. GAAP should have been translated at the average exchange rate other than at the year-end exchange rate. Had U.S. GAAP been applied, the Bank’s net income would decrease by Ps.141.8 million, Ps.133.1 million and Ps.200.5 million for the years ended December 31, 2017, 2016 and 2015, respectively, and these resulting differences recognized as other comprehensive income.

j.	Corporate bonds: Under Central Bank Rules, cost of issuance was recognized as expenses when they were incurred and the interest has accrued according to the contract terms of the bonds in the period in which it was generated. Under U.S. GAAP, the Bank recognizes direct incremental costs and interest based on the effective interest method over the life of the loan. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.51.6 million, Ps.31.6 million and Ps.85.9 million as of December 31, 2017, 2016 and 2015, respectively. In addition income would increase by Ps.20 million and Ps.47.3 million for the years ended December 31, 2017 and 2015, respectively, and would decrease by Ps.54.3 million for the year ended December 31, 2016.

k.	Foreclosed assets: Under Central Bank Rules, these assets are carried at cost adjusted by depreciation over the life of the assets. Under U.S. GAAP, in accordance with FASB ASC 360 “Property, Plant and Equipment”, such assets classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.22.7 million, Ps.17.9 million and Ps.15.5 million as of December 31, 2017, 2016 and 2015, respectively. In addition income would increase by Ps.4.8 million, Ps.2.4 million and Ps.2.7 million for the years ended December 31, 2017, 2016 and 2015, respectively.

l.	Capitalization of interest cost: Under Central Bank Rules is not allowed to capitalized interest cost from borrowings. Under U.S. GAAP, in accordance with FASB ASC 835-20 “Capitalization of Interest Cost”, if an asset requires a period of time in which to carry out the activities necessary to bring it to the condition and location necessary for its intended use, the interest cost incurred during that period as a result of expenditures for the asset is a part of historical cost of acquiring the asset. Had U.S. GAAP been applied, the Bank’s assets would increase by Ps.406.2 million, Ps.254.4 million and Ps.112.8 million as of December 31, 2017, 2016 and 2015, respectively. In addition, income would increase by Ps.151.8 million, Ps.141.6 million and Ps.75 million for the years ended December 31, 2017, 2016 and 2015, respectively.

m.	Contingencies: In accordance with Central Bank rules, certain items were booked when paid and certain other items were booked as liability to cover contingent losses, independently the probability of occurrence. Under US GAAP, in accordance with FASB ASC 450 “Contingencies”, the Bank should recognize a liability to cover contingent losses in view of their probability of occurrence. The effects of adjustments required to state such amounts in accordance with US GAAP would increase the Bank’s liabilities by Ps.19.3 million as of December 31, 2015. In addition, income would increase by Ps.19.3 million and Ps.24.2 million, for the years ended December 31, 2016 and 2015, respectively.

n.	Issuance and Offering cost of shares: In the offering and issuance of these shares, the Bank incurred direct incremental costs (mainly, legal fees and travel costs) attributable to issuance and offering of these shares. Under Central Bank rules, the Bank recognizes as expenses these costs when they are incurred. Under US GAAP, FASB ASC 340 “Other assets and deferred cost” states that, prior to the effective date of an offering of equity securities, certain costs related to the offering (specific incremental costs directly attributable to a proposed or actual offering of securities) should be charged against the gross proceeds of the offering. Had U.S G.A.A.P.S been applied net income for would increase by Ps.276.5 million as of December 31, 2017

o.	Noncontrolling Interest in subsidiaries: Central Bank Rules requires to record noncontrolling interests as a component of liabilities. FASB ASC 810 requires to record such interest as shareholders´ equity. Had U.S. GAAP been applied, the Bank´s shareholder´s equity would increase by Ps.174.6 million, Ps.182.8 million and Ps.128.3 million as of December 31, 2017, 2016 and 2015, respectively. In addition income would decrease by Ps.8.2 million for the year ended December 31, 2017 and would increase by Ps.54.4 million and Ps.35.3 million for the years ended December 31, 2016 and 2015, respectively.

Had U.S. GAAP been applied the Bank´s shareholders´ equity would increase by Ps.541.1 million and Ps.198 million as of December 31, 2017 and 2016, respectively, and would decrease by Ps.4.3 million as of December 31, 2015.

In addition, net income calculated according U.S. GAAP would increase by Ps.249.2 million and Ps.96.2 million for the years ended December 31, 2017 and 2016, respectively, and would decrease by Ps.62.7 million for the year ended December 31, 2015.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps.144,225.9 million as of December 31, 2017, Ps.111,939.7 million as of December 31, 2016 and Ps.76,521.6 million as of December 31, 2015. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 9% of our total deposits as of December 31, 2017 were derived from the non-financial government sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew 29% in 2017 compared to 2016, represented 80% of our total liabilities as of December 31, 2017. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2017, we had liquid assets up to Ps.72,681.1 million, primarily comprised of cash and due from banks (Ps.34,267.6 million) and Lebacs (Ps.34,250.9 million). During 2017, the liquidity ratio increased from 47.6% as of December 31, 2016 to 50.4% as of December 31, 2017. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole.

On November 4, 2016, we issued U.S.$ 400 million of 6.750% Subordinated Resettable Notes due 2026 and on December 18, 2016, we redeemed in full U.S.$150 million of our Series No. 1 of Subordinated Notes due 2036. Additionally, on February 1, 2017, we redeemed the outstanding principal amount plus accrued and unpaid interest of our Series No. 2 Notes due 2017 (U.S.$ 106.4 million of principal amount).

On May 8, 2017, we issued 17.500% Class B Notes due 2022, as a part of the Negotiable Obligation Program for a total amount of Ps.4,620.6 million.

As of December 31, 2017, we had outstanding 6.750% Subordinated Resettable Notes due 2026 in the amount of Ps.7,589.9 million and 17.500% Class B Notes due 2022 in the amount of Ps.4,739.6 million.

On April 9, 2018, we issued private Badlar + 3.5% rate Class C Negotiable Obligations due 2021 in the amount of Ps.3,207.5 million.

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

In June 2017, we made a primary public offering of Class B common shares in Argentina and of American Depositary Shares (“ADS”) in the United States for a total of 74,000,000 shares at a value of US$ 666 million. In July 2017, international underwriters exercised the oversubscription option, for which 11,099,993 shares were issued at an additional costs of US$100 million.

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2017, we had excess capital of Ps.35,114.7 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 18 “Risk management policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2017. Additionally, for further information regarding our restricted assets, assets in custody and trust agreements please see notes 8 “Restricted assets,” 12 “Items in custody” and 14 “Trust agreements” to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in the table:

As of December 31,
2015	2016	2017
(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Credit risk	6,088,387	7,634,561	11,023,213
Market risk	568,798	267,224	184,406
Operational risk	1,734,888	2,368,028	3,219,309
Required minimum capital under Central Bank Rules	8,392,073	10,269,813	14,426,928
Common Equity Tier 1 (COn1)	14,892,648	21,258,273	41,709,067
Deductible concepts COn1	(535,091)	(684,259)	(1,021,975)
Additional Tier 1 (CAn1)	320,964	—	18,074
Tier 2 Capital (COn2)	629,164	7,217,915	8,836,474
Total capital under Central Bank Rules (RCP)	15,307,685	27,791,929	49,541,640
Excess capital	6,915,612	17,522,116	35,114,712
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	14.59%	22.13%	28.10%
Average shareholders’ equity as a percentage of average total assets	15.58%	15.22%	18.04%
Total liabilities as a multiple of total shareholders’ equity	5.61	x	6.01	x	4.20	x
Cash as a percentage of total deposits	25.36%	32.24%	23.76%
Liquid assets as a percentage of total deposits (1)	38.43%	47.64%	50.39%
Loans as a percentage of total assets	59.39%	56.76%	58.86%

(1)	Total liquid assets include cash, cash collateral, reverse repos, Lebacs, Nobacs and interbank loans.

As of December 31, 2017, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2015, 2016 and 2017:

Deposits	As of December 31
	2015	2016	2017
	(in thousands of Pesos)
From the non-financial government sector	9,588,378	9,552,190	12,890,701
From the financial sector	40,145	55,867	81,359
From the non-financial private sector and foreign residents
Checking accounts	14,062,853	17,686,171	20,778,610
Savings accounts	15,507,850	27,895,965	44,531,871

Deposits	As of December 31
	2015	2016	2017
	(in thousands of Pesos)
Time deposits	34,719,816	47,652,387	61,702,303
Investment accounts (1)	545,092	333,786	42,953
Other (2)	1,348,989	8,113,965	3,422,411
Accrued interest, adjustments, foreign exchange and quoted price differences payable	708,475	649,409	775.713
Borrowing from Central Bank and financial institutions
Central Bank	12,917	8,403	11,487
Banks and international institutions	98,598	129,916	169,719
Financing received from Argentine financial institutions	84,384	140,796	1,001,948
Other	5,024,061	7,097,263	9,799,308
Minority interest in subsidiaries	128,305	182,799	174,581
Non-subordinated Corporate Bonds	1,432,672	1,684,893	4,739,614
Subordinated Corporate Bonds	1,957,618	6,407,840	7,589,940
Shareholders’ equity	15,877,550	22,105,898	43,130,547
Total funding	101,137,703	149,697,548	210,843,065

(1)	Time deposit payable at the option of the depositor.
(2)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our accounting and reporting policies comply with Central Bank Rules, which differ in certain significant respects from U.S. GAAP. See Note 35 to our audited consolidated financial statements as of and for the three years ended December 31, 2017 included in this annual report for a reconciliation of our audited financial statements to U.S. GAAP. The preparation of our consolidated financial statements requires management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

Critical accounting policies are those accounting policies that require management to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made and such estimates reasonably could have a material effect on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under Central Bank Rules. Significant accounting policies are discussed in Note 4 to our audited consolidated financial statements as of the year ended December 31, 2017.

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

Central Bank Rules allows us to establish additional allowances for loan losses and changes loan classification, as the case may be, based on management’s risk management policies. Our executive committee decided to increase the allowance for loan losses related to our loan portfolio as of December 31, 2017, 2016 and 2015 after evaluating the risk of our loan portfolio. Our management determines increase or decrease in allowances based on repayment estimates. International and local macroeconomic conditions generate a certain degree of uncertainty regarding future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. This scenario leads us to the assumption that some of the loans that currently make up our portfolio might sustain an impairment value.

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

FASB ASC 310 requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. FASB ASC 310 is not applicable for large groups of smaller-balance homogenous loans that are collectively evaluated. An allowance for impaired loans is provided when discounted future cash flows or the fair value of the collateral is lower than the book value.

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

On December 29, 2017, the Federal Executive signed Tax Reform Law No. 24,430. Significant matters related to the tax reform are discussed in Note 5.b) to our consolidated financial statements. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of the status of examinations being conducted by various taxing authorities, and newly-enacted statutory and regulatory guidance that impact the relative merits and risks of tax positions. These changes, when they affect accrued taxes, can be material to our operating results.

As explained in Note 5.a) to our audited consolidated financial statements as of and for the three years ended December 31, 2017, Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

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

There were no unrecognized tax benefits as of December 31, 2017, 2016 and 2015.

Contingent liabilities

In the normal course of business, we are a party to lawsuits of various types. We disclose contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred, and these costs can be reasonably estimated. These accruals are based on the most recent developments, our evaluation of the merit of each claim, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters. Thus, these determinations are based on certain assumptions from our management. Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period.

Fair Value of financial instruments

Under U.S. GAAP, a portion of our assets and liabilities are measured at fair value, including Government and private securities (debt instruments issued by Argentine government and the Central Bank and shares), other receivables from financial intermediation (mutual funds, securities in financial trusts and corporate bonds), and derivative instruments.

Under Central Bank Rules, those assets are valued as mentioned in Note 4.5 to our consolidated financial statements as of and for the three years ended December 31, 2017.

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

D. Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business, have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the economic growth in Argentine economy and the corresponding growth of the market for long-term private sector lending. For information about the macroeconomic environment see Item 5.A. “Operating Results”. For information about the argentine financial system see “The Argentine Financial System”.

We believe that the macroeconomic environment is more promising and that the financial system should follow a trend of further growth and penetration, which will have a positive impact on our profitability. For 2018 we expect a recovery in the economy, which should impact the growth of loans and deposits and margins between stable and slightly declining in an environment with downward interest rates. Likewise, the efficiency ratio, measured as expenses over net financial and service income is expected to remain stable.

The increase in credit in Argentina offers strong prospects for the future due to the low penetration in the current market. Penetration is low both in respect of consumer loans and commercial loans, with loans comprising 14% of GDP, a percentage less than various other countries in the region. Argentina has the second highest GDP in the region, and the informal sector is less significant than in other countries, which suggests that the conditions exists for further growth in the banking sector when adequate policies are implemented, and levels of inflation and rates are normalized.

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last three years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2015	2016	2017
	(In millions of Pesos)
Banco Macro
Total loans	62,332	87,973	132,000
Total deposits	76,522	111,940	144,226
Financial System
Total loans	911,871	1,164,906	1,736,983
Total deposits	1,354,393	1,969,029	2,445,815

Source: Central Bank

Financial activity gained strength during the last three years.

Total loans in the financial system increased 36% in 2015, 28% in 2016 and 49% in 2017 amounted to Ps.1,737.0 billion as of December 31, 2017, driven by private sector loans.

Total deposits in the financial system increased by 38% in 2015, 45% in 2016 and by 24% in 2017, driven by private sector deposits. Private sector deposits increased by 47% in 2015, 44% in 2016 and by 30% in 2017 amounting to Ps.1,969.0 billion as of December 31, 2017. Public sector deposits increased 13% in 2015, 52% in 2016, and by 3% in 2017 amounting to Ps.454.6 billion.

The level of loans and deposits over GDP was still low as of December 31, 2017, at 13% for total private sector loans/GDP and 20% for total deposits/GDP. As a result of such GDP levels, we believe that there is considerable potential for growth in upcoming years.

Since the second quarter of 2017, after a sustained and gradual decrease in interest rates in 2016, the Central Bank authorities accentuated the contractionary bias of monetary policy facing the resistance of core inflation to decrease. The rates in the last semester of the year were on the rise, however, at the end of the year, the postponement of inflation goals for the coming years has led to a change in monetary policy and, which implies positive expected real returns for the active and passive rates that copy the direction and intensity of the path traced by the Monetary Policy Rate.

Private sector lending

During the last three years, loans to the private sector grew 36% in 2015, 33% in 2016 and 52% in 2017 for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased to Ps.62,853 million (42%) in 2015, to Ps.86,540 million (38%) in 2016 and to Ps.129,586 million (50%) in 2017 as shown in the following table:

	As of December 31,
	2015	2016	2017
	(In millions of Pesos)
Banco Macro
Private sector loans	62,853	86,540	129,586
Financial System
Private sector loans	827,943	1,085,655	1,654,939

Source: Central Bank

Asset Quality

The financial system continued to show low levels of non-performing portfolio and extensive coverage ratios for non-performing portfolio. As of December 31, 2017, the non-performing credit portfolio level reached 1.7% of the total credit portfolio, whereas the coverage ratio level reached 141% across the financial system as a whole.

Our figures reflect an improvement in the quality of our portfolio in the last year, with a non-performing ratio of 1.1% and a coverage ratio of 183% as of December 31, 2017. During 2015, 2016 and 2017, we established additional allowances above those required by the Central Bank, with the aim of maintaining the coverage ratio set forth by the Bank’s policies.

The table below reflects our asset quality and that of the financial system as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
Banco Macro
Allowances/lending (1)	2.3%	2.0%	2.0%
Non-performing lending ratio (2)	1.5%	1.1%	1.1%
Coverage ratio (3)	151%	176%	183%
Financial System
Allowances/lending (1)	2.1%	2.2%	2.4	%(4)
Non-performing lending ratio (2)	1.6%	1.7%	1.7%
Coverage ratio (3)	147%	139%	141%

Source: Central Bank

(1)	Allowances as a percentage of total credit portfolio. Credit portfolio includes loans, other receivables from financial transactions, financial leases, memorandum accounts—other guarantees provided, and unused portion of loans granted (included in Debtors Rating Standards).
(2)	Non-performing lending includes all lending to borrowers classified as “3—troubled/medium risk,” “4—with high risk of insolvency/high risk,” “5—irrecoverable” and “6—irrecoverable according to Central Bank Rules” under the Central Bank loan classification system.
(3)	Allowances for uncollectibility risk as a percentage of non-performing credit portfolio.
(4)	Information available as of October 31, 2017.

Profitability

During the last three years the profitability of the financial system increased by 31% in 2015, 24% in 2016, and by 15% in 2017 achieving a total of Ps.85,930 million as of December 31, 2017.

The table below reflects our profitability and that of the financial system as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
Banco Macro
Net income (in millions of Pesos) (1)	5,008.4	6,540.8	9,388.8
Return on average equity	37.2%	34.1%	28.6%
Return on average assets	5.8%	5.2%	5.2%
Financial System
Net income (in millions of Pesos) (1)	60,010	74,506	85,930
Return on average equity	32.4%	29.6%	25.8%
Return on average assets	4.1%	3.6%	3.0%

Source: Central Bank

(1)	This indicator excludes results and asset accounts related to permanent interests in domestic financial institutions.

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

For additional information of financial instruments with off-balance sheet risk see note 33 “Financial instruments with off-balance sheet risk” to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

F. Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of Pesos)
Contractual obligations
Central Bank	11,487	11,487	—	—	—
Banks and international institutions	169,719	169,719	—	—	—
Non-Subordinated Corporate Bonds	4,739,614	119,044	4,620,570	—	—
Financing received from Argentine financial institutions	1,001,948	875,896	126,052	—	—
Other	9,799,308	9,634,987	158,137	6,184	—
Operating leases	386,490	163,107	188,173	35,210	—
Subordinated corporate bonds	7,589,940	80,260	—	7,509,680	—
Total contractual obligations	23,698,506	11,054,500	5,092,932	7,551,074	—
Commercial commitments
Lines of credit	572,628	572,628	—	—	—
Guarantees	444,526	201,893	114,655	124,374	3,604
Standby letters of credit	255,710	255,710	—	—	—
Total commercial commitments	1,272,864	1,030,231	114,655	124,374	3,604

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

Under Argentine law, the Board of Directors is in charge of our management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the Bank’s bylaws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of the Board of Directors as of April 25, 2018:

Name	Position	Age	Year First Appointed	Year of Expiration of Term
Jorge Horacio Brito(*)	Chairman	65	2002	2017
Delfin Jorge Ezequiel Carballo(**)	Vice Chairman	65	2002	2017
Jorge Pablo Brito	Director	38	2002	2018
Carlos Alberto Giovanelli	Director	61	2016	2018
Nelson Damián Pozzoli	Director	51	2016	2018
José Alfredo Sánchez (2)	Director	62	2016	2018
Martín Estanislao Gorosito (1) (2)	Director	34	2016	2018
Roberto Julio Eilbaum (2)	Director	73	2016	2017
Mario Luis Vicens (2)	Director	66	2016	2017
Marcos Brito	Director	35	2007	2019
Delfín Federico Ezequiel Carballo	Director	33	2015	2019
Alejandro Eduardo Fargosi (1) (2)	Director	63	2016	2019
Juan Martín Monge Varela (1) (2)	Director	42	2017	2017
Constanza Brito	Alternate director	36	2007	2018
Eliseo Félix Santi (1) (2) (3)	Alternate director	29	2016	2018
Fabián de Paul (1) (2)	Alternate director	54	2017	2018

(*)	Currently Mr. Jorge Horacio Brito is on leave of absence. On November 17, 2017, Mr. Jorge Horacio Brito requested a leave of absence until the next shareholders’ meeting, which is currently scheduled for April 27, 2018, upon which his term will expire. For more information, please see information filed on form 6-K on November 17, 2017 and November 21, 2017.
(**)	Vice-chairman acting as interim Chairman
(1)	Designated by ANSES-FGS.
(2)	Independent Director under CNV Rules in force as of March 31, 2018.
(3)	On March 8, 2018, Mr. Eliseo Félix Santi provided notice of his resignation to the position of director, effective as of date of the next shareholders’ meeting, which is currently scheduled for April 27, 2018.

On March 27, 2018, the Board of Directors received a letter from the shareholders Jorge Horacio Brito and Delfìn Jorge Ezequiel Carballo advising the Board that, in connection with the next General and Special Shareholders’ Meeting of the Bank, at which the shareholders shall discuss, among other issues, the appointment of new members of the Board, those shareholders intend to propose as regular directors, to hold office for three fiscal years, Mrs. Constanza Brito and Messrs.Delfin Jorge Ezequiel Carballo, Mario Luis Vicens and Guillermo Eduardo Stanley. Furthermore, said shareholders informed that due to the fact that Mrs. Constanza Brito hold the office of alternate director, in case of being appointed regular director, they propose designate Mr. Santiago Horacio Seeber to hold office for one fiscal year to fill the vacancy in such office.

In addition, on that date, the Board received a letter from the shareholder FGS-ANSES, informing the Board that such shareholder would submit the following proposal to be discussed at the next shareholders’ meeting: (i) renewal of Mr. Juan Martín Monge Varela as regular director; and (ii) appointment of Mr. Alejandro Guillermo Chiti as alternate director to replace Mr. Eliseo Félix Santi.

The following family relationships existed during 2017 or currently exist within our Board of Directors:

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

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the deputy general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	strategic management committee,

•	internal audit committee,

•	systems committee,

•	senior credit committee,

•	assets and liabilities committee,

•	anti-money laundering committee,

•	senior recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee,

•	the crisis committee, and

•	the financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, as of April 25, 2018:

Name	Position	Age
Gustavo Alejandro Manriquez	Chief Executive Officer andGeneral manager	48
Jorge Francisco Scarinci	Chief Financial Officer and Finance manager	47
Ernesto Eduardo Medina	Human resources manager	51
Ana María Magdalena Marcet	Credit risk manager	57
Francisco Muro	Distribution and sales manager	45
Brian Anthony	Management control and strategic planning manager	45
María Milagro Medrano	Institutional relations and customer services manager	41
Alberto Figueroa	Comprehensive risk management manager	57
María José Van Morlegan	Legal manager	43

Name	Position	Age
Agustín Devoto	Investment banking manager	42
Martín Kaplan	Commercial banking manager	49
Ricardo Mendoza Albán	Operations and System Manager	49
Adrián Mariano Scosceria	Corporate Banking Manager	52
Juan Domingo Mazzon	Government Banking Manager	44

Set forth below are brief biographical descriptions of members of our directors and our senior management as of March 31, 2017:

Jorge Horacio Brito was born on July 23, 1952. He is the chairman of our Board of Directors and is on leave of absence until next shareholder meeting. He joined our board in June 1988. He also serves as chairman of the Board of Directors of Banco del Tucumán S.A. and is on leave of absence until next shareholder meeting. He also serves as chariman of Inversora Juramento S.A.

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. He was the deputy chairman of our Board of Directors until April 23, 2015 and was reappointed deputy chairman on April 26, 2016. Mr. Carballo is the Acting chairman of the Board of Directors until next shareholder meeting. He holds a law degree from the Law School of Universidad Católica Argentina. He joined our board in June 1988. Mr. Carballo also serves as acting chairman of the Board of Directors of Banco del Tucumán S.A until next shareholder meeting.

Jorge Pablo Brito was born on June 29, 1979. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. Mr. Brito also serves as chairman of the Board of Directors of Macro Securities S.A., Coy Aike S.A. and Genneia S.A., as deputy chairman of the Board of Directors of Inversora Juramento S.A. and as incumbent director of Banco del Tucumán S.A. and Macro Bank Limited.

Carlos Alberto Giovanelli was born on April 6, 1957. He has been a member of our Board of Directors since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of Citibank Argentina. He was Vice President of Investment Banking in Citibank USA (1989-1991) and Vice President of Planning in Citibank N.A. Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Degasa Holding, Degasa Investment, Havana S.A, Desarrollo PI S.A., Bradelis S.A., e Inverlat Investments S.A. He is also Vice President of Desarrollos Gastronomicos S.A., Impresora Contable S.A, Havana Holding, Aspro Servicios Petroleros S.A, QSR S.A. and as incumbent director of New Arrecife S.A. and Desarrollo Epsilon S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of Citibank Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994-1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). Currently, he is the president of Desarrollos Gastronomicos S.A., Caverley, Tusdar and Aspro Servicios Petroleros S.A. He is also vice president of New Arrecife S.A, Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is Incumbent director of Banco del Tucumán S.A., Impresora Contable S.A., QSR, Bradelis S.A. and Cablevisión Holding S.A. Furthermore, he is Alternate Director of, Havana S.A., and Havana Holding S.A.

José Alfredo Sanchez was born on January 27, 1956. He has been a member of our Board of Directors since April 26, 2016. Mr. Sanchez holds an actuary degree from Universidad de Buenos Aires and an M.B.A. in Finance from University of Chicago. In the financial industry, he was a Trainee in Citibank N.A. Argentina (1983-1986), Vice President of Citibank N.A. USA (1987-1988), Vice President of Banque Nationale de Paris USA (1988-1990), Investment Banking Responsible Officer of Banque Nationale de Paris Argentina (1990-1998), Assistant Director in West Merchant Bank LTD (representation office in Argentina) (1998), consultant of Banco Comafi S.A. (1998-1999), Director of Comafi Soc. Gte. Fondo Común de Inversión (1999-2001), Investment Banking Responsible Officer of Banco Comafi S.A. (2000-2001), Incumbent Director of Banco Comafi S.A. (2002-2006), Seconded Director of Banco Comafi S.A. (2014-2016), Alternate Director of Banco del Tucumán S.A. (2000-2001), Incumbent Director of The Capita Corporation (2004-2006), Incumbent Director of MBA Asset Management S.G.F.C.I.S.A. (2008-2010), Incumbent Director of MBA Lazard Soc. de Bolsa S.A. (2008-2014), Incumbent Director of MBA Lazard Banco de Inversiones S.A. (2010-2014) and Alternate Director of MBA Lazard Holdings S.A. (2010-2011). He also serves as director of Macro Securities S.A, Argencontrol S.A. and Mercado Abierto Electrónico S.A. Furthermore, he is Managing Partner of Delsan S.R.L.

Martin Estanislao Gorosito was born on March 11, 1984. He has been a member of our Board of Directors since April 26, 2016, appointed as representative of ANSES-FGS. Mr. Gorosito holds a BA degree in Political Sciences from Universidad Católica Argentina. In the financial industry, he served as Adviser to the Board of Directors of Banco de la Provincia de Buenos Aires (2009-2011).

Roberto Julio Eilbaum was born on December 23, 1944. He has been a member of our Board of Directors since April 26, 2016 and previously served on our Board from 2002 through 2010. Mr. Eilbaum holds a law degree from the Law School of Universidad de Buenos Aires. In the public sector, Mr. Eilbaum was member of the Board of Directors and Vice President of the Central Bank of the Republic of Argentina (1986-1989). He also served as Sub-Secretary of Legal and Administrative Coordination of the National Ministry of Economy (1999-2001).

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

Marcos Brito was born on October 5, 1982. He holds a BA degree in business economics from Universidad Torcuato Di Tella. He is a member of our Board of Directors since 2007 and chairman of Comercio Interior S.A., Macro Warrants S.A. and Macro Fiduciaria S.A. He also serves as incumbent director of Inversora Juramento S.A. and alternate director of Banco del Tucumán S.A. and Genneia S.A. He joined us in October 2005.

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a BA degree in business economics from Universidad Torcuato Di Tella. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation, Havana S.A. and Havana Holding S.A. and as alternate director of Genneia S.A. He is vice president of Santa Genoveva S.A.

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

Juan Martín Monge Varela was born on August 5, 1975. He has been a member of our Board of Directors since April 28, 2017 and was appointed in representation of the ANSES-FGS. Mr. Monge Varela has a degree in Economics from Universidad de San Andrés. He was associate Director of MetLife – Chile (2000-2003), he also acts as Chief Investment Officer of MetLife – Chile (2005-2012) and as Managing Director Argentina/Regional of MetLife (2012-2016). He is also Operation Executive Sub Director of the F.G.S and Alternate director of EDENOR.

Constanza Brito was born on October 2, 1981. She has been an alternate Director since April 26, 2016. Previously, she served as Director from 2007 through 2015. She joined us in May 2005. Ms. Brito holds a BA degree in Human Resources Administration from Universidad del Salvador. Ms. Brito also serves as alternate director of Banco del Tucumán S.A.

Eliseo Félix Santi was born on August 11, 1988. He has been an alternate member of our Board of Directors since April 26, 2016, and was appointed in representation of ANSES-FGS. He holds a BA degree in economics from Universidad de Buenos Aires and a Master’s degree in applied economics from Universidad Torcuato Di Tella. Mr. Santi has served as technical consultor in the Universidad Nacional Tres de Febrero since 2014. On March 8, 2018, the Board of Directors accepted his resignation to the position of Alternate Director, presented for strict personal reasons and with deferred effects to the date of celebration of the next shareholders’ meeting.

Fabián de Paul was born on September 6, 1963. He has been an alternate member of our Board of Directors since April 28, 2017 and was appointed in representation the ANSES-FGS. Mr. de Paul holds a degree in accounting from the University of Buenos Aires. Mr. de Paul worked in the Corporate Finance area of Citibank N.A. (1989-1994), was Director of Investment Banking at Merrill Lynch & Co. (1994-1997), was Manager of CEI Citicorp Holdings S.A. (1997-2000), he served as Regional Financial Director of Louis Dreyfus Commodities (2001-2009) and served as Regional Executive Director of Louis Dreyfus Commodities (2007-2009). He currently holds the position of alternate member of the Board of Directors of Agrovía S.A.

Gustavo Alejandro Manriquez was born on August 23, 1969. He is our General Manager since May 2016 and our Chief Executive Officer since November, 2017. He is a member of the Assets and Liabilities Committee, the Senior Credit Committee, the Systems Committee, the Risk Management Committee, the Crisis Committee and the Strategic Management Committee. Mr. Manriquez holds a degree in Business Management from Universidad de Belgrano and a post-graduate degree in Finance from Universidad del CEMA, as well as a Management degree from IAE. He joined us in February 2015.

Jorge Francisco Scarinci was born on May 19, 1970. He is our Finance Manager since October 2006 and our Chief Financial Officer since November 2017. He is a member of the Assets and Liabilities Committee and the Risk Management Committee. Mr. Scarinci holds a BA in Economics from Universidad de Belgrano and a Master’s degree in Finance from Universidad del CEMA. He joined us in May 2006.

Ernesto Eduardo Medina was born on January 9, 1967. He is our Human Resources Manager and a member of the Risk Management Committee, the Ethics and Compliance Committee, the Nominating and Corporate Governance Committee and the Personnel Incentives Committee. Mr.Medina holds degrees in Public Accounting and Business Management from the School of Economic Sciences of Universidad de Buenos Aires. He also has a Systems Analyst degree from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. Mr. Medina joined us in February 1989. He is also Alternate Director of Banco del Tucumán S.A. and Director of Provincanje S.A.

Ana María Magdalena Marcet was born on February 24, 1961. She is our Credit Risk Manager and a member of the Senior Credit Committee, the Risk Management Committee and the Senior Recovery Committee. Mrs. Marcet holds degrees in Public Accounting, Economics and Business Management from the School of Economic Sciences of Universidad de Buenos Aires and a Master’s degree in Bank Management from Universidad del CEMA. Mrs. Marcet joined us in December 1996.

Francisco Muro was born on March 2, 1973. He is our Distribution and Sales Manager. Mr. Muro holds a degree in Accounting from the School of Economic Sciences of Universidad de Buenos Aires and a Master’s degree from IAE (Universidad Austral). He joined us in August 2004.

Brian Anthony was born on April 17, 1973. He is our Management Control and Strategic Planning Manager and a member of the Assets and Liabilities Committee and the Systems Committee. Mr. Anthony holds a BA in Management from Universidad CAECE. He joined us in September 2005.

María Milagro Medrano was born on October 27, 1976. She is our Institutional Relations and Customer Services Manager and a member of the Financial Services Users Protection Committee. Mrs. Medrano holds a BA in Business Management from Universidad Católica de Salta. She joined us in April 1997. Mrs. Medrano is also Alternate Director of Banco del Tucumán S.A.

Alberto Figueroa was born on September 1, 1960. He is our Manager of Comprehensive Risk Management and a member of the Systems Committee, the Anti-Money Laundering Committee, the Risk Management Committee, the Ethics and Compliance Committee, the Nominating and Corporate Governance Committee and the Personnel Incentives Committee. Mr. Figueroa holds a degree in Accounting from Universidad de Buenos Aires. He joined us in March 2007.

María José Van Morlegan was born on August 31, 1974. She is our Legal Manager and a member of the Senior Credit Committee, the Anti-Money Laundering Committee, the Senior Recovery Committee, the Ethics and Compliance Committee, the Nominating and Senior Governance Committee and the Financial Services Users Protection Committee. Mrs. Van Morlegan holds a Law degree from Universidad Católica Argentina. She joined us in July 2012.

Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a Master’s degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000. He is president of Macro Bank Limited and Macro Fondos SGFI. He is also vice president of Macro Securities S.A.

Martín Kaplan was born on February 21, 1969. He is our Commercial Banking Manager and member of the Asset and Liability Committee and the Senior Credit Committee. Mr. Kaplan holds a degree in Communication from Universidad de Buenos Aires and a Master’s degree in Management from IAE. He joined us in December 2016.

Ricardo Mendoza Alban was born on October 12, 1968. He is our Operations and Technology Manager and a member of the Systems Committee and the Risk Management Committee. Mr. Mendoza Alban holds a law degree from the Santa María University (Venezuela) and has a specialization in Financial Institutions obtained at Andrés Bello Catholic University. Mr. Mendoza Alban has been with us since June 2017.

Adrian Mariano Scosceria was born on January 22, 1966. He is our Corporate Banking Manager and a member of the Senior Credit committee. Mr. Scosceria holds a degree in Business Administration from Universidad Católica Argentina and a specialization in Administration and Management from Harvard University. Mr. Scosceria has been with us since May 2017.

Juan Domingo Mazzon was born on April 14, 1974. He is our Manager of Government Banking. Mr. Juan Mazzon is a Certified Public Accountant graduated from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University. Mr. Juan Mazzon has been with us since October 2017.

B. Compensation

Argentine law provides that the compensation paid to all directors and syndics in a financial year may not exceed 5.0% of the company earnings if we are not paying dividends in respect of such net income. Argentine law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and such issue is included in the agenda and is in accordance with the regulations of the CNV. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary meeting.

The aggregate amount of compensation paid by Banco Macro and its subsidiaries to all of their directors, alternate directors and members of supervisory committee for fiscal year 2017 was Ps.445.1 million. The aggregate amount of compensation paid by Banco Macro to its senior management during 2017 was Ps.82.4 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

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

Independence of the Members of the Board of Directors and the Supervisory Committee

The members of the Board of Directors and the supervisory committee of companies admitted to the public offering regime in Argentina must inform the CNV within ten (10) business days from the date of their appointment whether such members of the Board of Directors or the supervisory committee are “independent” pursuant to CNV standards.

As of December 31, 2017, CNV standards provide that a director will not be considered independent in certain specified situations, including where a director

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

On April 12, 2018, CNV issued resolution No. 730/2018, which modified the regulation applicable to the criteria and requirements for the selection of directors for the Board of Directors of companies admitted to the public offering regime.

The main changes introduced by resolution No. 730/2018 are the following:

•	The independent directors will cease to be independent after 10 years of holding the position of directors of the company or any subsidiary of the company. S/he will be restored with his/her status of independent three years after leaving office.

•	The capital stock required for holding a significant participation has been reduced from 15% to 5% and a person may not be an independent director if that person: (i) is connected with the company or the company´s shareholders that have (directly or indirectly) significant ownership interests in the company or with companies in which the aforementioned shareholders also have (directly or indirectly) significant ownership interests; (ii) maintains a frequent professional relationship, of relevant nature and volume or receives remuneration or fees from the company or its shareholders (directly or indirectly) that have a significant ownership interest or from companies in which the aforementioned shareholders also have (directly or indirectly) significant ownership interests; (iii) maintains a significant ownership interest throughout the possession of such percentage of shares of the capital stock and/or the votes of the company and or in another company in which the company has a significant ownership interest; and (iv) on a regular basis, sells and/or provides goods and/or services of relevant nature and volume (directly or indirectly) to the company or to the shareholders that have (directly or indirectly) significant ownership interests.

•	Other disqualifications from being an independent director include: (i) being the director, CEO, administrator or principal executive from a non-profit organization which had received funds for amounts exceeding those established by Resolution No. 30/2011 of the UIF (currently equivalent to Ps.300,000) from the company, or a parent company; (ii) receiving any payments from the company or group companies other than fees as a director or dividends as shareholder and (iii) being a member of the administrative or supervisory committee and/or holding a significant ownership interest (directly or indirectly) in to one or more companies that are registered as Agente de Negociación, Agente de Liquidación y Compensación and/or Agente de Corretaje de Valores Negociables.

•	It is necessary to comply with the conditions of independence for at least three years before the designation for all the cases mentioned in the resolution.

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018.

As of December 31, 2017, Roberto Julio Eilbaum, Mario Luis Vicens, José Alfredo Sanchez, Martín Estanislao Gorosito, Juan Martín Monge Varela and Alejandro Eduardo Fargosi and the alternate directors Eliseo Felix Santi and Fabian de Paul qualified as independent members of our Board of Directors under these criteria specified by the CNV.

Pursuant to the Capital Markets Law, all of the members of the supervisory committee of companies admitted to the public offering regime shall have independent status.

Additionally, the Buenos Aires Professional Council of Economic Sciences (Consejo Profesional de Ciencias Económicas de la Ciudad de Buenos Aires or “CPCECABA”) also established certain requirements regarding the independence of public accountants which act as members of the supervisory committee. Pursuant to regulations issued by the CPCECABA and the CNV, syndics must be independent from the company they are auditing. A syndic will not be independent if he/she:

(i)	is the owner, partner, director, administrator, manager or employee of the company or economically related entities;

(ii)	is the spouse or relative (collateral until fourth grade), or relatives by affinity until second grade, of one of the owners, partners, directors, administrators or managers;

(iii)	is a shareholder, debtor, creditor or guarantor of the company or economically related entities, representing a significant amount if compared with its own wealth or the company’s net equity;

(iv)	possesses a significant amount of interest in the company or economically related entities (or if it has had such interest during the period to be audited);

(v)	if the remuneration depends on or is contingent with the conclusions or results of its auditing work;

(vi)	if the remuneration agreed depends on the result of the operations of the company.

As of December 31, 2017, Alejandro Almarza, Carlos Javier Piazza, Silvana María Gentile, Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Enrique Alfredo Fila are qualified as independent members of our supervisory committee under these criteria.

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

(i)	attending meetings of the Board of Directors, and shareholders meetings,

(ii)	calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board of Directors and

(iii)	investigating written complaints of shareholders. In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the Board of Directors.

The supervisory committee has unlimited access to our books and registers and a right to request as much information as necessary for the performance of its duties.

The following table sets forth certain relevant information of the members of our supervisory committee as of December 31, 2017:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	60	2017	April 2018
Carlos Javier Piazza	Syndic	59	2017	April 2018
Silvana María Gentile (1)	Syndic	57	2017	April 2018
Alejandro Carlos Piazza	Alternate syndic	63	2017	April 2018
Leonardo Pablo Cortigiani	Alternate syndic	49	2017	April 2018
Enrique Alfredo Fila (1)	Alternate Syndic	57	2017	April 2018

(1)	Proposed by ANSES—FGS

The business address of the members of the Supervisory Committee is Sarmiento 447, Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee as of December 31, 2017:

Alejandro Almarza is a syndic on our supervisory committee. Mr. Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán S.A., and Seguro de Depósitos S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as syndic of Central Tucumano S.A, Macro Warrants S.A. and Banco de Valores S.A. Mr. Piazza also served as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán S.A. and Opción Seguros S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Silvana María Gentile is a syndic of the supervisory committee. Mrs. Gentile holds an accounting degree from Universidad de Lomas de Zamora. She serves as alternate syndic of Banco BICE S.A.

Alejandro Carlos Piazza is an alternate syndic on our supervisory committee. Mr. Piazza holds accounting degree and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as syndic of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Servente y Cía, CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Santa Olimpia S.A., Tikalar S.A., BKAR S.A. and Guadimar S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani is an alternate syndic on our supervisory committee. Mr. Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as syndic of Macro Fiducia S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A. He also serves as alternate syndic of Havanna S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Enrique Alfredo Fila is an alternate syndic of the supervisory committee. Mr. Fila holds an accounting degree from Universidad Nacional de la Plata. He serves as syndic of Veng S.A. and Tandanor S.A.I.C.

Audit Committee

As of December 31, 2017, our audit committee is comprised of three directors, Roberto Julio Eilbaum, José Alfredo Sánchez and Mario Luis Vicens, all of which have independent status according to CNV. As of December 31, 2017, the Argentine independence standards under the rules of the CNV differ in many ways from the NYSE and U.S. federal securities law standards. See item 16.G “Corporate Governance.”

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

Internal Audit Committee. The internal audit committee is comprised of at least three directors, and the Internal Audit Manager of the Bank. The term of each member is for a minimum period of two years (provided their directorship does not expire beforehand) and a maximum of three years. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee reviews our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

Systems Committee. The systems committee must be composed of, at least, one director or equivalent authority and the manager of the informatics technology and systems area. Our system committee has three directors, the General Manager, the Operations and System Manager, the Management Control and Strategic Planning Manager and the Comprehensive Risk Management Manager. The systems committee is responsible for the issuance of the systems and operations management policies. Furthermore, this committee verifies that the several management plans are in accordance with our business strategy and oversees the implementation of our strategic projects.

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

Senior Credit Committee. The senior credit committee is comprised of two directors, the General Manager, the Credit Risk Manager, the Corporate Credit Risk Manager, the Corporate Banking Manager, the Commercial Banking Manager and the Legal Manager.

The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.70,000,000 and examines periodic reports related to our loan portfolio.

Assets and Liabilities Committee. The assets and liabilities committee has three directors, the General Manager, the Commercial Banking Manager, the Manager of Management Control and Strategic Planning and the Finance Manager. The committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to our liquidity, market, interest rate and currency risks.

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

Senior Recovery Committee. The senoir recovery committee is made up of two directors, the Credit Risk Manager and the Legal Manager. The committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. This committee is in charge of the implementation of the predefined policies for the granting of withdrawals and refinancing, to define the payment arrangements that exceed the preferential parameters, as well as the decisions of which portfolios are transferred to judicial management or accounting losses.

Risk Management Committee. The risk management committee is made up of three independent directors, the General Manager, the Comprehensive Risk Management Manager, the Finance Manager, the Credit Risk Manager, the Operations and System Manager and the Human Resources Manager.

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

Financial Services Users Protection Committee: The committee is responsible for complying with the data protection standard of the User of Financial Services and Analysis of Existing Claims. The Committee is comprised of one director, the Institutional Relations and Customer Services Manager, the Legal Manager, the Compliance Manager, the Operational Risk Managment Coordinator and the Financial Services Users Protection Officer.

Advisors and Auditors

Advisors

Our main legal advisor is Bruchou, Fernández Madero & Lombardi, at 12th floor, Ing. Butty 275, City of Buenos Aires (C1001AFA). Estudio Bruchou, Fernández Madero & Lombardi provides us legal advice in the creation of the Program and the issuance of negotiable obligations. Our tax advisor in Argentina is Estudio Della Roca-Piazza-Almarza, 15th floor, 432, 25 de Mayo St., City of Buenos Aires, Argentina.

Auditors

Our auditors for the last three (3) fiscal years were:

Balance as of	Signed By	Tax ID	Estudio	Adress	Enrollment
December 31, 2015	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global)	487, 25 de mayo St., Buenos Aires	C.P.C.E.C.A.B.A. T°196 F°142

December 31, 2016	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487, 25 de mayo St., Buenos Aires	C.P.C.E.C.A.B.A. T°196 F°142

December 31, 2017	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487, 25 de mayo St., Buenos Aires	C.P.C.E.C.A.B.A. T°196 F°142

The current auditor carrying out the Bank’s audit is:
Auditor	Tax ID	Estudio		Adress	Enrollment
Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)		487, 25 de mayo St., Buenos Aires	C.P.C.E.C.A.B.A. T°196 F°142

The supplemental auditor is:
Auditor	Tax ID	Estudio		Adress	Enrollment
Victor A. Bresler	20-13416686-0	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)		487, 25 de mayo St., Buenos Aires	C.P.C.E.C.A.B.A. T°95 F°109

All the auditing firms’ members are enrolled in the CPCECABA.

D. Employees

As of December 31, 2017, we had 8,774 employees, 40% of whom worked at our headquarters and the remaining 60% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2015	2016	2017
Headquarters	3,429	3,399	3,518
Branches	5,298	5,218	5,256
Total (1)	8,727	8,617	8,774

(1)	If workers were performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included in the calculation, the number of our employees would have been, 8,765 , 8,666 and 8,826 for 2015, 2016 and 2017, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership

As of March 31, 2018, the persons who were members of our Board of Directors and our supervisory committee held as a group a total of 228,182,219 shares of our capital stock. This represented 34.07% of our outstanding capital stock and 37.68% of the voting rights as of such date. Other than Jorge Horacio Brito, Delfín Jorge E. Carballo, Delfín Federico E. Carballo and Jorge Pablo Brito, no member of our Board of Directors or our supervisory committee directly or beneficially owned shares of the Bank as of March 31, 2018. In addition, Gustavo Alejandro Manriquez, Alberto Figueroa, Ana María Magdalena Marcet, Juan Domingo Mazzon, Francisco Muro and Martín Kaplan, members of our senior management, owned less than one percent of Class B shares as of March 31, 2018.

The following table sets forth the beneficial ownership of our shares by the members of our Board of Directors and our supervisory committee, as of March 31, 2018:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights (%)
Jorge Horacio Brito	5,366,463	105,652,103	16.58%	18.54%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	16.68%	18.37%
Other members	—	5,462,714	0.82%	0.76%
Total	10,261,879	217,920,340	34.07%	37.68%

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2017 and March 31, 2018, we had 669,663,021 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 658,427,351 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2017 and March 31, 2018:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Total	Percentage of capital stock (%)	Percentage of Voting rights (%)
ANSES (as manager of the Fondo de Garantía de Sustentabilidad)	0	184,120,650	184,120,650	27.49%	25.77%
Jorge Horacio Brito	5,366,463	105,652,103	111,018,566	16.58%	18.54%
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	111,700,939	16.68%	18.37%
Other Shareholders (1)	973,791	261,849,075	262,822,866	39.25%	37.32%
Total	11,235,670	658,427,351	669,663,021	100.00%	100.00%

(1)	Includes the Bank of New York as depositary of our ADSs.

The table below represents the evolution of our capital stock and the material changes in equity participation of the major shareholders, in both cases, for the three last years:

Date	Capital Stock (Shares)	Event	Major Shareholders
December 31, 2015	584,563,028		Jorge H. Brito 19.61% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50% Juan Pablo Brito Devoto 0.71%.

December 31, 2016	584,563,028		Jorge H. Brito 19.30% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50%

December 31, 2017	669,663,021	Increase by 85,099,993 (1)	Jorge H. Brito 16.58% Delfín Jorge Ezequiel Carballo 16.68% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 27.49%

(1)	In June 2017, we made a primary public offering of Class B common shares in Argentina and of American Depositary Shares (“ADS”) in the United States for a total of 74,000,000 shares and in July 2017, international underwriters exercised the oversubscription option, for which 11,099,993 shares were issued.

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

For the years ended December 31, 2015, 2016 and 2017 an aggregate of Ps.602.8 million, Ps.946.3 million and Ps.559.1 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties. All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2015, 2016 and 2017, the total amount of deposits made by related parties to us amounted Ps.1,272.2 million, Ps.1,786.6 million and Ps.2,931.2 million, respectively.

For further information regarding related party transactions see note 9 “Transactions with related parties” to our audited consolidated financial statements as of and for each of the three years ended December 31, 2017.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of and for each of the three years ended December 31, 2017 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 17 “Tax and other claims” to our audited consolidated financial statements as of and for the three years ended December 31, 2017. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

As required by the Central Bank Communication “A” 5689, we detail in note 20 “Summary Judgements and penalties applied by certain regulators against Banco Macro S.A. and Banco del Tucumán S.A.” to our audited consolidated financial statements as of and for the three years ended December 31, 2017, the summaries initiated, and sanctions imposed by the Central Bank or their authorities on us. We also note the sanctions imposed by the UIF and pending summaries at CNV and UIF. Although, penalties do not involve material amounts, as of the date of this annual report, the total amount of monetary penalties received, pending to be paid for been appealed or about to be appealed, amounted to Ps.718 thousand which was recorded according to Communiqués “A” 5689 and “A” 5940 of Central Bank, as supplemented. Our management and our legal advisors believe that no further significant accounting effects could arise from the effect of the mentioned situations.

Dividend Policy

Although we do not have a formal dividend policy that establishes the amount and payment of dividends, we do have a policy of maintaining an adequate balance between the amounts distributed and the investment and expansion policies. We intend to pay dividends subject to the approval of a majority of our shareholders. It should be noted that this may be conditioned in the future by the existence of regulations in the market and by the strategic plans that we adopt at all times. All shares of our capital stock have at least equal payment priority with respect to the payment of dividends. For more information, see Item 4.B “Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2016. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos)	Aggregate Dividend Payment (in millions of Pesos)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2011	—	0.00	0.0
2012	—	0.00	0.0
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	August 2016	1.10	643.0
2016	June 2017	1.20	701.5
2017	(3)	5.00	3,348.3

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
(2)	For the fiscal year ended December 31, 2014, we sought authorization from the Central Bank to distribute Ps.596.3 million (Ps.1.02 per share) and on February 2016 we received authorization to distribute Ps.227.70 million (Ps.0.3895 per share).
(3)	On March 8, 2018, our Board of Directors resolved to propose to the shareholders’ meeting a distribution of Ps.3,348.3 million for the fiscal year ended December 31, 2017. Such dividends are pending approval from the shareholders’ meeting as of the date of this annual report.

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

Central Bank and contractual limitations on distribution of dividends

In the past, the Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends without its prior consent.

The Central Bank has eased these restrictions through Communication “A” 4589, as amended by Communication “A” 4591, “A” 5072, “A” 5827 and others, by providing for a mechanism for the calculation of distributable profits of the financial institutions.

According to the provisions of Communication “A” 6464, the payment of dividends except in the case of dividends in ordinary shares, the purchases of treasury shares, payments on other Tier 1 capital instruments determined in accordance with the provisions of point 8.1. of the rules on “Minimum capital of financial institutions” and/or the payment of economic incentives (bonuses) to personnel, in this case, subject to the regulations of public labor order (legal, conventional and contractual) that govern the relationships of financial institutions with their personnel, will be subject to the regulations established by the Central Bank for this purpose.

The amount to be distributed, may be limited to Central Bank Rules and shall not compromise the liquidity and solvency of the entity.

This requirement shall be deemed fulfilled only if there are no defects in the integration of the minimum capital position, both individual and consolidated, for the closing for the corresponding year to the unassigned results considered or in the last closed position verified, both of which present less excess of integration with respect to the requirement. We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, we obtained authorization from the Central Bank to distribute dividends, which we paid in July 2014. For fiscal year 2014, 2015 and 2016, we sought authorization from the Central Bank to distribute dividends, which we paid in March 2016, August 2016 and June 2017, respectively. Authorization is no longer required, by virtue of Communication “A”6464.

For more information, see Item 4.B “Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 16 of our audited consolidated financial statements as of and for the three years ended December 31, 2017.

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

Under applicable CNV regulations, cash dividends must be paid to shareholders within thirty (30) days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends. We were not able to make payment of dividends within this term in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. Since fiscal year 2013, we have distributed dividends annually and for fiscal year 2017, the Board of Directors decided to propose dividends distribution to shareholders of Ps.5 per share.

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

(iv)	for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary or extraordinary shareholders’ meeting; and

(v)	the remainder of the net income for the year may be distributed as dividends on common stock or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and listing details

The table below shows the high and low market prices in Pesos for our Class B shares on the BYMA for the periods indicated:

	Ps. per Class B Share
Banco Macro	High	Low
2018:
March	227.45	215.00
February	230.30	190.45
January	221.45	207.95
2017:
December	219.00	176.95
November	213.60	173.75
October	237.90	208.70
2017	237.90	109.50
2016	123.50	73.30
2015	103.00	45.00
2014	61.00	19.00
2013	30.25	10.70
2012	12.50	7.35
2017
4th quarter	237.90	173.75
3rd quarter	203.25	145.00
2nd quarter	155.10	128.00
1st quarter	134.50	109.50
2016
4th quarter	123.50	95.10
3rd quarter	123.00	107.10
2nd quarter	112.10	82.00
1st quarter	117.50	73.30

Source: Yahoo Finance.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents ten ordinary shares. The table below shows the high and low market prices of the ADSs in dollars on the NYSE for the periods indicated.

	U.S.$ per ADS
Banco Macro	High	Low
2018:
March	112.27	106.00
February	113.89	94.84
January	116.94	105.41
2017:
December	120.92	103.16
November	124.36	96.68
October	135.46	119.79
2017	135.46	70.05
2016	83.18	52.88
2015	69.75	35.93
2014	51.96	16.42
2013	32.85	13.53
2012	27.06	10.79

	U.S.$ per ADS
Banco Macro	High	Low
2017
4th quarter	135.46	96.68
3rd quarter	117.35	84.21
2nd quarter	96.57	83.90
1st quarter	86.70	70.05
2016
4th quarter	81.41	61.12
3rd quarter	83.18	71.41
2nd quarter	76.27	56.87
1st quarter	74.64	52.88

Source: Yahoo Finance

B. Plan of Distribution

Not applicable.

C. Markets

Our Class B shares are currently traded on the BYMA (since November 1994) and MAE (since October 2015) under the symbol ‘BMA’. Additionally, our ADSs have been trading on the NYSE since March 24, 2006 under the symbol ‘BMA’.

Our notes are currently listed on the BYMA, MAE and the Luxembourg Stock Exchange.

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

As of December 31, 2017, our capital stock consists of Ps.669,663,021, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 658,427,357 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

Under our bylaws, we may issue different classes of shares of common stock entitled with one or five votes per share. However, as long as we remain in the public offering regime we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid.

Our Class B shares have been listed on the BYMA since November 1994 and have been authorized to list on the Mercado Abierto Electrónico (“MAE”) since October 2015. Our ADSs have been listed in the NYSE since March 24, 2006. Holders of Class A shares are permitted to convert their shares into Class B shares on a one-for-one basis.

Corporate Purpose

Our bylaws provides that our corporate purpose is to engage within or outside of Argentina in any banking transaction contemplated and authorized under the Financial Institutions Law and other laws, rules and regulations governing banking activities in the place of performance, under the guidelines and with prior authorization, if appropriate, of the Central Bank. In addition, we are capable of acting as any category of “agent” under the Capital Markets Law and supplementing regulations, in connection with securities in the transactions contemplated under the legal provisions in effect governing the activity, under the guidelines and with the prior authorization, if appropriate, of the CNV. To that effect, we have full legal capacity to develop rights, incur obligations, and execute any kind of act and transaction related thereto. Furthermore, we are capable of having interests in other domestic or foreign financial institutions and or companies with the prior authorization of the Central Bank and in compliance with the rules of such entity, as applicable.

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

Holders of ADSs may be restricted in their ability to exercise preemptive rights if an annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the thirty (30) days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporate Law, in the case of public companies, such thirty- (30) day period may be reduced to a minimum of ten (10) days if approved by the company’s shareholders at an extraordinary shareholders’ meeting.

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

Ordinary and extraordinary meetings

Shareholders’ meetings may be ordinary or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporation Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the supervisory committee and election and remuneration of directors and members of the supervisory committee. In addition, pursuant to the Capital Markets Law, at an ordinary shareholders’ meetings, our shareholders must consider

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

The price shall be determined by the offeror with the following exceptions:

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

The Public Emergency Law, which had been extended for one year terms and finally expired on December 31, 2017, granted the Argentine government the power to set the exchange rate between the peso and the foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002. However, the Central Bank has the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it engaged on a regular basis. In recent past years and particularly as from 2011, the Argentine government increased controls on exchange rates and remittances of funds into and out of Argentina.

With the tightening of exchange controls by the previous government beginning in late 2011, in particular with the introduction of measures that limited access to foreign currency by private companies and individuals (such as requiring authorization of the Argentine Tax Authority (Administración Federal de Ingresos Públicos or the “AFIP”) to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities traded in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. As from December 2015, when the new administration took office, most of the foreign exchange restrictions were gradually lifted and, finally, on August 9, 2016, the Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations, eliminating the set of restrictions for accessing the Mercado Único y Libre de Cambios (the “MULC”). As a result of eliminating the limit on purchases of foreign currency without specific allocation or need of prior approval, the substantial spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased. In addition, on December 30, 2016, the Central Bank continued to lift foreign exchange controls, through the elimination of the mandatory repatriation of funds derived from the export of services. On January 4, 2017, the Ministry of Treasury reduced to zero days the mandatory minimum stay period applicable to (i) the inflow of funds to the MULC (as defined below) arising from certain financial indebtedness and (ii) any entry of funds to the MULC by non-residents. On May 19, 2017, the Central Bank issued Communication “A” 6244, providing for certain rules that eliminated all the restrictions for accessing the MULC both for incoming and outgoing transfers in any currency and replacing the rules governing the general exchange position and the provisions of Decree No. 616/05, while the rules governing reporting requirements remained in force. Communication “A” 6244 came into force on July 1, 2017.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the free floating foreign exchange market (“MELI”) was created by virtue of Decree No. 27/2018, replacing the concept of the MULC. Within the MELI, the exchange operations will be carried out by the financial entities and any other persons authorized to such effect by the Central Bank pursuing permanent or customary trade in the purchase and sale of foreign coins and banknotes, gold coins or bars and traveler’s checks, money orders, transfers or similar operations in foreign currency.

By virtue of Communication “A” 6443 of the Central Bank, which will enter into force on March 1, 2018, companies of any sector that operate in the MELI may operate as an exchange agency by complying with the sole requirement of registering into an electronic form known as the “Registry of Exchange Operators” (Registro de Operadores de Cambio).

During the first quarter of 2014, the Peso-U.S. dollar exchange rate has significantly increased, resulting in a devaluation of the Peso by 23% since December 31, 2013. The value of the Peso has gradually depreciated during 2014. In 2015, the Peso lost up to a 52% of its value against the U.S. Dollar. In 2016, the Peso lost up to a 21.9% of its value against the U.S. Dollar and in 2017, the exchange rate depreciation amounted to 18.4%. See Item 3.B “Risk Factors—Risks relating to Argentina—Significant devaluation of the capital Peso against the U.S. dollar may adversely affect the Argentine Economy”.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation. The Federal Reserve Bank of New York does not report a noon buying rates for Pesos.

	Exchange Rates (Peso per Dollar)
	High	Low	Average (1)	Period-end
2013	6.5180	4.9228	5.4798	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
2016	16.0392	13.0692	14.7794	15.8502
2017	18.8300	15.1742	16.5567	18.7742
October 2017	17.6775	17.3217	17.4528	17.6713
November 2017	17.6703	17.3307	17.4925	17.3845
December 2017	18.8300	17.2600	17.7001	18.7742
January 2018	19.6525	18.4158	19.0290	19.6525
February 2018	20,1600	19,4700	18,8409	20,1150
March 2018	20.3875	20.1433	20.2378	20.1433

Source: Central Bank

(1)	Based on daily closing price.

The exchange rate on April 24, 2018, 2018 was Ps.20.2533 to U.S.$1.00.

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

On June 9, 2005, through Decree No. 616/2005, the Argentine Executive Branch mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents, both individuals or legal entities in the Argentine private sector, except for those concerning foreign trade financing and primary issuances of debt securities admitted to public offering and listed in authorized markets; and (ii) all inflows of funds by non-residents channeled through the MULC and aimed at being held in local currency, acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares admitted to public offering and listed in authorized markets), and investments in securities issued by the public sector and acquired in secondary markets, must meet the following requirements: (i) such inflows of funds may only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days as from the date of settlement of such funds into Pesos; (ii) the proceeds of such inflows of funds must be credited to an account in the local banking system; (iii) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction must be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (iv) the Deposit is to be denominated in U.S. dollars and be held in Argentine financial institutions and the Deposit may not be used to guarantee or as collateral in any type of credit transaction. The requirements of Decree No. 616/2005 were subsequently eased, as detailed below.

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

On August 8, 2016, the Central Bank established a new foreign exchange regime through Communications “A” 6037, which substantially modified the existing exchange regulations and easing the access to the MULC.

On May 19, 2017, the Central Bank structurally modified the foreign exchange regulations in force, creating a new foreign exchange regime through Communication “A” 6244, which significantly increased the flexibility to access the MULC. Communication “A” 6244 (as amended by Communication “A” 6312) has replaced all previous rules governing exchange transactions, the general exchange position and the provisions of Decree No. 616/05, while rules governing information and filing requirements were not replaced. Such regulation entered into force on July 1, 2017.

In addition, Communication “A” 6244 (as amended by Communication “A” 6312 and Communication “A” 6363) sets forth:

1) The principle of freedom of exchange: Argentine residents, as well as non-Argentine residents, may freely access the MULC.

2) The obligation of carrying out any exchange transaction through an entity authorized by the Central Bank has been maintained.

3) Time restrictions to trade in the MULC for carrying out foreign exchange transactions have been eliminated.

4) The mandatory inflow and settlement of export proceeds through the MULC within the applicable term.

5) The obligation of Argentine residents to comply with the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” (Communication “A” 3602 and its complementary provisions) and the “Review on direct investments” (Communication “A” 4237 and its complementary provisions), even though there has not been an income of funds to the MULC nor any future access through the transactions to be declared has been maintained.

On November 1, 2017, President Macri issued Decree No. 893/17 which partially repealed Decree Nos. 2,581/64, 1,555/86 and No. 1,638/01, thus eliminating the obligation of Argentine residents to transfer funds to Argentina and then sell in the funds coming from their exports of products in the MULC within the applicable term. Subsequently and in accordance with Decree No. 893/17, the Central Bank issued Communication “A” 6363 dated November 10, 2017, thus eliminating all the provisions related to the transfer and sale of funds from exports of goods in the country in the MULC.

Furthermore, on December 28, 2017, by virtue of Communication “A” 6401 and “A” 6410, the Central Bank replaced the reporting regimes set forth by Communication “A” 3602 and Communication “A” 4237 with a new unified regime for information as of December 31, 2017. Such unified reporting regime involves the filing of an annual statement, whose filing is mandatory for every person whose total cash flow or asset and liabilities balance amounts to U.S.$1 million or more during the previous calendar year. Those subject to the aforementioned reporting obligation shall declare the following liabilities: (i) shares and equity interests; (ii) non-negotiable debt instruments; (iii) negotiable debt instruments; (iv) financial derivatives; and (v) real estate and structures.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the MELI was created by virtue of Decree N° 27/2018, replacing the concept of the MULC. Within the MELI, the exchange operations will be carried out by the financial entities and any other persons authorized to such effect by the Central Bank pursuing permanent or customary trade in the purchase and sale of foreign coins and banknotes, gold coins or bars and traveler’s checks, money orders, transfers or similar operations in foreign currency.

By virtue of Communication “A” 6443 of the Central Bank, which will enter into force on March 1, 2018, companies of any sector that operate in the MELI may operate as an exchange agency by complying with the sole requirement of registering into an electronic form known as the “Registry of Exchange Operators” (Registro de Operadores de Cambio).

E. Taxation

Material U.S. federal income tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. This discussion applies only to beneficial owners of Class B shares or ADSs that are “U.S. holders” (as defined below) that hold Class B shares or ADSs as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as of the date hereof and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder (including consequences under the alternative minimum tax or the Medicare tax on net investment income) and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	individual retirement accounts and other tax deferred accounts;

•	tax-exempt organizations;

•	traders in securities that elect to mark to market;

•	certain financial institutions;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	holders that hold Class B shares or ADSs as part of a hedge, straddle, conversion transaction, constructive sale transaction or other integrated transaction;

•	holders that own, directly, indirectly, or constructively, 10% or more of our shares (by vote or value);

•	real estate investment trusts; or

•	regulated investment companies.

This discussion does not address the estate or gift tax consequences of holding Class B shares or ADSs or the indirect consequences to holders of equity interests in entities or arrangements treated as partnerships for U.S. federal income tax purposes that own our Class B shares or ADSs. Moreover, this discussion does not address the state, local, or non-U.S. income or other tax consequences of an investment in our Class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.

Except as otherwise noted, this discussion assumes that we are not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. holders. See “Passive Foreign Investment Company Considerations” below.

For the purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of Class B shares or ADSs and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Taxation of Dividends. Distributions of cash with respect to the Class B shares or ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by us exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class B shares or ADSs, and thereafter as capital gain.

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

Dividends paid by us in respect of ADSs generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ADSs are readily tradable on an established securities market in the United States (such as the NYSE, on which the ADSs are currently listed), (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC, and (iii) certain other requirements are met. The ADSs (but not the Class B shares) should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. See “Passive Foreign Investment Companies” below for a discussion of the PFIC rules. Dividends paid by us in respect of ordinary shares will be subject to tax as ordinary dividend income.

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

A U.S. holder generally will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the Class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the Class B shares or ADSs. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS.

Sale, Exchange or Other Taxable Disposition.

In general, gain or loss realized by a U.S. holder on the sale, exchange or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Argentine tax) on the taxable disposition and such U.S. holder’s basis in the Class B shares or the ADSs, in each case as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class B shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors about how to account for proceeds received on the sale or other taxable disposition of Class B Shares that are not paid in U.S. dollars.

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

Passive Foreign Investment Companies.

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. We do not believe that we were a PFIC for our most recent taxable year and do not expect to be a PFIC for our current taxable year or in the foreseeable future. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Although interest income generally is treated as passive income for this purpose, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. We believe that we currently meet, and expect that we will continue to meet, these requirements. However, our possible status as a PFIC must be determined annually and therefore may be subject to change, for example, if we fail to qualify under this special rule for any year.

If we were a PFIC for any taxable year during which a U.S. holder holds Class B ordinary shares or ADSs, gain recognized by a U.S. holder on a sale or other disposition of the Class B ordinary shares or ADSs would generally be allocated ratably over the U.S. holder’s holding period for the Class B ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to U.S. federal income tax at the highest rate in effect in that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting U.S. federal income tax liability. The same treatment would generally apply to any distribution in respect of Class B ordinary shares or ADSs to the extent the distribution exceeds 125% of the average of the annual distributions received by the U.S. holder on the Class B ordinary shares or ADSs during the preceding three years or the U.S. holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class B ordinary shares or ADSs. In addition, if we were a PFIC for a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to qualified dividend income paid to certain non-corporate U.S. holders would not apply.

Furthermore, if we are characterized as a PFIC, a U.S. holder generally will be required to annually file an IRS Form 8621 and the statute of limitations on assessment and collections will remain open with respect to unreported PFIC interests. In addition, if we are a PFIC for any taxable year during which a U.S. holder holds Class B ordinary shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC rules, including elections that may be available to mitigate certain adverse implications of the PFIC regime if we were to become a PFIC.

Information Reporting and Backup Withholding. Information reporting requirements will apply to dividends in respect of the Class B shares or ADSs or the proceeds from the sale, exchange or other taxable disposition of the Class B shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of Class B shares or ADSs, including requirements related to the holding of certain “specified foreign financial assets”.

Material Argentine tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date any change could apply retroactively and could affect the continued validity of this summary. On December 29, 2017, Law 27,430 was published in the Official Gazette introducing a material tax reform (the “Tax Reform Law”), which introduces several modifications to the former tax regime. Recently, the Tax Reform Law has been regulated by the Decree N°279/2018 (published on April 9th 2018 on the Official Gazette) and General Resolution (AFIP) N°4227/2018 (published on April 12th 2018), regulating, among others, the income tax applicable to income derived from financial transactions, obtained by Foreign Beneficiaries (as defined below). This summary includes the modifications under the Tax Reform Law, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this annual report will agree with this interpretation. Holders are encouraged to consult their tax advisors regarding the tax treatment of our ADSs or common shares as it relates to their particular situation.

Income Tax

Taxation on Dividends

According to the recent amendments introduced to the Income Tax Law by virtue of the Tax Reform Law, as of fiscal year 2018, the taxation applicable on the distribution of dividends from Argentine Companies would be as follows:

(i) Dividends originated in profits obtained during fiscal years initiated after January 1, 2018 and up to December 31, 2019: dividends on Argentine shares paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to Argentine Entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax is not applicable.

Argentine individuals are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

(ii) Dividends originated in profits obtained during fiscal years initiated after January 1, 2020 onward: dividends on Argentine shares paid to Argentine individuals and non-Argentine residents would be subject to a 13% income tax withholding on the amount of such dividends. In the case of non-Argentine residents, said 13% rate could be reduced pursuant to applicable treaties to avoid double taxation if certain conditions are met, as the case may be. However, if dividends are distributed to Argentine Entities, no Dividend Tax should apply. Equalization Tax is not applicable.

(iii) Dividends originated in profits obtained during tax periods before those contemplated above: no Argentine income tax withholding would apply on dividends distribution except for the application of the “Equalization Tax” (as defined below).

The equalization tax (the “Equalization Tax”) is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (“acciones liberadas”) are not subject to Equalization Tax.

For Argentine individuals not registered before the Argentine tax authorities as taxpayers for income tax purposes as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

The income tax law provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.

Capital gains tax

According to Income Tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at the rate of 30% for fiscal years initiated after January 1, 2018 and up to December 31, 2019 and at the rate of 25% for tax periods initiated after January 1, 2020 and onwards. Losses arising from the sale of shares can only be offset against income derived from the same type of operations, for a five-year carryover period.

Starting in 2018, income obtained by Argentine resident individuals from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. ADSs do not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals from the sale, exchange or other disposition of shares are is subject to income capital gains tax at a 15% rate on net income. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals against income derived from the same type of operations, for a five-year carryover period.

Due to the recent amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a cooperative jurisdiction or their funds come from cooperative jurisdictions.

In addition, income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained by Foreign Beneficiaries from the sale, exchange or other disposition of ADSs are exempt from income tax to the extent the underlying shares are issued by an Argentine company and they are authorized for public offering by the CNV.

The exemption on the sale of Argentine shares and/or ADSs would only apply to the extent that the Foreign Beneficiaries reside in or their funds come from jurisdictions considered as cooperative for purposes of fiscal transparency. The list of non-cooperative jurisdictions shall be published by the Executive Branch. Decree 279/2018 provides that until the Executive Branch issues the non-cooperative list, taxpayers should consider the list of “cooperative jurisdictions” published by the Argentine tax authorities to determine whether a jurisdiction is deemed cooperative or not.The tax rate applicable to the sales of shares and/or ADSs conducted by non-Argentine residents that reside in or whose funds come from non-cooperative jurisdictions is assed at 35%. Pursuant to General Resolution AFIP 4227, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the UK. The treaty signed with the United Arab Emirates is still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

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

It is unclear if non-Argentine domiciled parties are subject to personal assets tax on ADSs. Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.

Value added tax

The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit. The taxpayers that are subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax, tax on presumed minimum income or special contributions on corporate capital.

The TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina.

According to Law No. 27.432, the Executive may increase up to 20% per year the percentage of the TDC payments that can be accounted for as payment on account of the income tax. Additionally, the Tax Reform Law enables the Executive to establish that starting in 2022 the amounts paid as TDC may be totally accounted for as payment on account of the IT. Whenever financial institutions governed by Law No. 21.526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on minimum presumed income

Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their assets, above an aggregate amount of Ps.200,000. Specifically, the Law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Holders are encouraged to consult a tax advisor as to the particular Argentine tax on minimum presumed income consequences derived from the holding of Class B shares and ADSs.

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income will be eliminated for tax periods beginning as of January 1, 2019.

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

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

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

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, on the execution of onerous transactions within a provincial jurisdiction or the City of Buenos Aires or outside a provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

Prospective investors should consider the tax consequences in force in the above mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other taxes

There are no Federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. Any gratuitous transfer of property lower than or equal to Ps.269,000 is exempt. This amount is increased to Ps.1,120,000 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 8.7840%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular tax consequences arising in the involved jurisdictions.

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, United Arab Emirates and the UK. The treaty signed with the United Arab Emirates is still undergoing the respective ratification procedures. There is currently no tax treaty to avoid double taxation in effect between Argentina and the United States.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

As defined under Argentine income tax law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative.. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch shall publish a list of the non-cooperative jurisdictions based on the criteria above. According to Decree N° 279/2018, until the new list to be issued by the Executive Power is published, non-cooperative jurisdictions would be deemed as those not included in the “cooperative jurisdictions” list currently published in AFIP’s website, created in accordance with the Decree N°589/2013.

In turn, low or nil tax jurisdictions are defined as those countries, territories, associated states or special tax regimes that foresee a maximum corporate tax rate below 15%.

According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

•	income tax would be assessed at 110% of the amount of funds transferred.

•	VAT would be assessed at 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i) from an account in a non-cooperative/low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction;

(ii) to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentine party.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third party in such jurisdiction, or that such funds have been previously declared.

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

The risks subject to the requirement for market risk are the risks of positions in instruments—securities and derivatives—imputed to the trading portfolio and the risks of positions in foreign currencies, regardless of the portfolio—investment or trading—to which they are charged.

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

The capital requirement for stock price risk is equivalent to the arithmetic sum of the requirement for specific stock price risk (equivalent to 8% of the gross position in shares) and the requirement for general market risk (equivalent to 8% of the net position in shares—total long position minus total short positions in each stock). The capital requirement for exchange rate risk is equivalent to 8% of the total net position.

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable equity liability of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2016 and 2017 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

In million Pesos	2016(1)	2017	Variation
Minimum	212.4	95.9	(116.5)
Maximum	642.1	863.4	221.3
Average	407.2	389.2	(18.0)
As of December 31,	267.2	184.4	(82.8)

Market Risk for exchange rates	2016(1)	2017	Variation
Minimum	22.4	11.5	(10.9)
Maximum	144.4	761.9	617.5
Average	73.3	296.3	223.0
As of December 31,	118.6	100.6	(18.0)

Market Risk for securities	2016(1)	2017	Variation
Minimum	67.7	71.4	3.7
Maximum	273.8	131.9	(141.9)
Average	181.3	92.8	(88.5)
As of December 31,	97.5	83.4	(14.1)

Market Risk for stock price	2016(1)	2017	Variation
Minimum	51.1	0.0	(51.1)
Maximum	205.5	0.4	(205.1)
Average	148.0	0.0	(148.0)
As of December 31,	51.1	0.4	(50.7)

(1)	Monthly status since March 2016 have been considered (it is the date in which the rule entered in effect)

The changes in 2016 and 2017 were attributable to:

1- Changes in the closing position (December 31, 2017 vis-a-vis December 31, 2016): There was a Ps.82.8 million decline mainly attributable to a disposal resulting from the sale of the equity portfolio, followed by a decrease in the foreign currency position and the security position exposure.

2- Changes in maximum exposure (2017 vis-a-vis 2016): There was a Ps. 221.3 million increase as a consequence of:

a. A Ps.617.5 million increase in the maximum foreign currency exposure as a consequence of proceeds in the amount of U$S 766 million from the issue of new shares of stock in June-July;

b. A Ps.141.9 million decline in the maximum security position exposure attributable to a methodological change in the model applied by the regulatory authority effective since August 2016. In the previous model, the regulatory authority did not require that entities differentiate securities by trading or investment portfolio, but rather listed securities that were to be assigned to market risk.

c. A Ps.205.1 million decline in the maximum equity position exposure in 2017, as a consequence of the sale of the stock portfolio.

3- Changes in average requirements (2017 vis-a-vis 2016): The changes were attributable to the effects mentioned in the preceding paragraphs, with an increase in the average requirement from foreign currency exposure, which was offset by a decline in the average requirements from the equity position and security position.

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

The following table shows our 3-month 99% confidence for our VaR combined interest rate position for last two years (in millions of Pesos):

	2016	2017
Minimum	2,088.9	3,356.0
Maximum	2,711.7	5,405.7
Average	2,359.7	4,412.9
December 31	2,711.7	5,405.7

It should be noted that, based on the methodological change established by the Central Bank in relation to the requirement for market risk, the instruments—securities and derivatives—not imputed to the trading book are incorporated into the risk measurement by rate variation.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 18 “Risk Management Policies” to our audited consolidated financial statements as of and for the three years ended December 31, 2017.

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

Persons depositing or withdrawing shares may be requested to pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion thereof)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

U.S.$0.02 (or less) per ADS (or portion thereof)	• Any cash distribution to ADS registered holders

Registration fees	• Registration of transfer of shares on our stock registry to or from the name of the depositary or its nominee or the custodian, or its nominee when making deposits or withdrawals

Expenses of the depositary	• Cable, telex and facsimile transmissions • Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian, have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents, including the custodian, for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2017 we have received the agreed reimbursement from the Depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2017. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2017 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2017, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

BANCO MACRO S.A. and subsidiaries

Sarmiento 447

City of Buenos Aires

Opinion on Internal Control over Financial Reporting

We have audited BANCO MACRO S.A. and subsidiaries´ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BANCO MACRO S.A. and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

City of Buenos Aires,

April 25, 2018

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

As of March 31, 2018, José Alfredo Sánchez, independent member of the audit committee, met the standards set forth in Item 16A of Form 20-F for “audit committee financial experts.”

Item 16B. Code of Ethics

We adhere to the best practices and requires that all its employee’s act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition to the general code of conduct that applies to all of our employees, we have adopted a code of ethics that applies to directors and senior management, including specifically to our chief executive officer, chief financial officer, as well as persons performing similar functions. In 2017 we have modified certain conditions of our code of ethics, the updated text of our code of ethics for our directors and senior management is published on our website at: http://www.ri-macro.com.ar/bancomacro/web/default_en.asp?idioma=1&conta=44.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) in 2016 and 2017 are detailed below.

Thousands of Pesos	2016	2017
Audit Fees	35,517	47,056
Audit Related Fees	—	2,905
Tax Fees	264	140
All Other Fees	83	—
With bothTotal	35,864	50,101

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

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.R.L. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2017 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the Bank, while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine Corporate Law, the Capital Markets Law and the standards of the CNV and the Central Bank, in lieu of the provisions of Section 303A, except that it is required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Accordingly:

(i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06);

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) our Chief Executive Officer (as of the date hereof, Mr. Gustavo Alejandro Manriquez) must promptly notify the NYSE in writing after any of our executive officers become aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required by the NYSE (Section 303A.12(c)).

As required by Section 303A.11 of NYSE’s Listed Company Manual, the table below discloses any significant differences between the NYSE rules and our corporate governance practices pursuant to Argentine corporate governance rules.

NYSE Corporate Governance Standards—Section 303.A

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

(B)	whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

(b)	In addition, a director is not independent if:

A.	the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary. Employment as interim chairman or CEO or other executive officer shall not disqualify a director from being considered independent;

B.	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

C.	(i) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (ii) the director has an immediate family member who is a current partner of such firm; (iii) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;

D.	the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;

E.	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million, or 2% of such other company’s consolidated gross revenues.

Banco Macro Corporate Practices

Neither Argentine law nor our by-laws require us to have a majority of independent directors.

Pursuant to General Resolution No. 622/13 of the CNV, a director is not independent if such director is:

(a)	a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

(b)	is currently an employee or has, in the last three years, been an employee of the listed company;

(c)	a person who has a professional relationship or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

(d)	a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

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

On April 12, 2018, CNV issued resolution No. 730/2018, which modified the regulation applicable to the criteria and requirements for the selection of directors for the Board of Directors of companies admitted to the public offering regime. For more information, please see Item 6.C “Independence of the Members of the Board of Directors and the Supervisory Committee”.

Pursuant to Central Bank Communication “A” 5201 “Corporate Governance Guidelines for Financial Institutions,” a director is not independent if such director:

(a)	has control over the Bank pursuant to the guidelines set forth under Section 2, subsection 2.2.1 of the “Credit Risk Fractioning” regulations;

(b)	is carrying out executive functions or has carried out executive functions for the Bank during the last three years as of the day following the last day in office. In the case of public financial institutions, this term shall be one year;

(c)	is married to or a family member up to the second degree of consanguinity or first degree of affinity of an individual meeting the above criteria.

The above-mentioned Credit Risk Fractioning regulations establish general standards to determine the existence of control and a relationship:

NYSE Corporate Governance Standards—Section 303.A	Banco Macro Corporate Practices

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

Neither Argentine law nor our by-laws require the holding of such meetings and we do not hold non-management directors’ meetings.

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

Neither Argentine law nor our by-laws require a nominating/corporate governance committee, however, our by-laws provide for the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the Central Bank of the Republic of Argentina to all financial institutions, we have created a Corporate Governance and Appointments Committee composed of three members from the Board of Directors, and the Comprehensive Risk Management Manager, Human Resources Manager, and the Legal Manager. This Committee has an approved charter establishing its functions and responsibilities.

Directors are nominated and appointed by the shareholders, with no involvement of the Corporate Governance and Appointments Committee.

NYSE Corporate Governance Standards—Section 303.A	Banco Macro Corporate Practices
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

However, as a result of a general recommendation issued by the Central Bank to all financial institutions, we have created a Personnel Incentives Committee composed of three members from the Board of Directors, the human resources manager and the Comprehensive Risk Management Manager. The Committee’s main function is to control that the fixed and variable staff incentives – excluding directors- are consistent with the business culture, long term business plan, goals and business strategy of the Bank as well as with the applicable regulations governing the Bank.

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

NYSE Corporate Governance Standards—Section 303.A

(a)	The audit committee must have a minimum of three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period of time after the appointment and at least one of its members shall have experience in accounting or financial management. In addition to meeting any requirement of Rule 10A-3 (b) (1), all audit committee members must satisfy the independence requirements set out in Section 303A.02.

(b)	The audit committee must have a written charter that establishes the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and the following responsibilities set forth in NYSE Sections 303A.07(b)(iii)(A)-H) of the NYSE Manual.

A.	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised in the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

B.	meet with management and the independent auditor to review and discuss the listed company’s annual audited financial statements and quarterly financial statements, including a review of the company’s specific disclosures under Operating and Financial Review and Prospects”;

C.	discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

D.	discuss risk assessment and risk management policies;

E.	hold separate regular meetings with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditors;

F.	review any issue or difficulty arising from the audit or management’s response with the independent auditor;

G.	set clear policies for the recruitment of employees or former employees of the independent auditors; and

H.	report regularly to the board of directors.

(c)	Rule 303A.07(c) establishes that each listed company must have an internal audit function to provide management and the audit committee with ongoing advice on the company’s risk management processes and internal control systems.

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

Banco Macro Corporate Practices

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

viii. issuing a well-founded opinion on transactions with related parties as established in this Decree. Issue a well-founded opinion and inform the same to the self-regulated entities as determined by the CNV in the event of a conflict of interest or a potential conflict of interest.

In addition, pursuant to the provisions of the CNV Rules, the audit committee is responsible for:

•	reviewing external and internal auditors’ plans, evaluating their performance, and issuing an opinion on such regard upon the publication of the annual financial statements;

•	analyzing the various services provided by the external auditors and their independence, as established in the Professional Technical Resolutions of the Federación Argentina De Consejos Profesionales De Ciencias Económicas and any other regulations of the applicable supervisory authorities;

•	reporting on invoiced fees, broken down as follows: 1) external audit and other related services aiming to ensure reliability (e.g. special analyses on the verification and assessment of internal controls, taxes, involvement in offering memorandums, certifications and special reports required by supervisory authorities, etc.); 2) special services other than those mentioned in item 1) above (e.g. design and implementation of information systems, legal, financial aspects, etc.). Said assessment shall be made by the audit committee including a verification of their respective independence policies to ensure compliance therewith.

NYSE Corporate Governance Standards—Section 303.A	Banco Macro Corporate Practices

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

Item 18. Financial Statements

See pages F-1 through F-114 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Restated Bylaws of the Bank, as amended and restated on April 29, 2014, incorporated by reference to the Form 6-K filed by the Bank on August 21, 2014 (File No. 001-32827).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2017.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Gustavo Alejandro Manriquez
Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer

Date: April 25, 2018

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2017 TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of

BANCO MACRO S.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BANCO MACRO S.A. (a bank organized under Argentine legislation) and subsidiaries (the Bank) as of December 31, 2017 and 2016, the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BANCO MACRO S.A. and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with Central Bank of Argentine Republic rules applicable to the consolidated financial statements, which differ in certain respects from the United States of America generally accepted accounting principles (see note 35 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of BANCO MACRO S.A. and subsidiaries as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global We have served as the Bank’s auditor since 2003

/S/ NORBERTO M. NACUZZI
Partner

City of Buenos Aires, Argentina

April 25, 2018

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(Figures stated in thousands of pesos)

	2017	2016
ASSETS
CASH
Cash on hand	6,761,436	4,955,294
Due from banks and correspondents
Central Bank of Argentina	23,703,476	28,482,100
Local Other	36,484	79,473
Foreign	3,764,990	2,571,298
Other	1,174	991

	34,267,560	36,089,156

GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	1,705,496	2,810,838
Holdings booked at amortized cost	425,059	1,570,708
Instruments issued by the Central Bank of Argentina	34,250,888	15,145,254
Investments in listed private securities	243,197	319,469

	36,624,640	19,846,269

LOANS
To the non-financial government sector	1,797,341	1,532,532
To the financial sector
Interfinancing (granted calls)	146,000	5,000
Other financing to Argentine financial institutions	2,936,518	1,659,738
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	189,319	65,882
To the non-financial private sector and foreign residents
Overdrafts	8,829,302	8,837,695
Documents	17,272,106	11,198,902
Mortgage loans	8,057,475	4,158,608
Pledge loans	4,150,115	2,285,050
Personal loans	47,376,762	29,784,759
Credit cards	24,971,938	18,851,619
Other	16,884,727	10,465,842
Accrued interest, adjustments, foreign exchange and quoted price differences receivable	2,559,388	1,317,912
less: Unearned discount	(516,179)	(360,027)
less: Allowances	(2,654,586)	(1,830,505)

	132,000,226	87,973,007

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(Figures stated in thousands of pesos)

	2017	2016
OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	4,005,730	2,093,960
Amounts receivable from spot and forward sales pending settlement	2,134,451	297,107
Securities and foreign currency receivables from spot and forward purchases pending settlement	4,799,696	1,259,031
Unlisted corporate bonds	362,425	486,144
Receivables from forward transactions without delivery of underlying asset	4,628	855
Other receivables not covered by debtors classification standards	1,335,304	1,119,756
Other receivables covered by debtors classification standards	374,767	296,787
Accrued interest receivables covered by debtors classification standards	398	232
less: Allowances	(16,664)	(240,265)

	13,000,735	5,313,607

RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	585,035	369,146
Accrued interest and adjustments	8,938	4,999
less: Allowances	(6,487)	(3,993)

	587,486	370,152

INVESTMENTS IN OTHER COMPANIES
In financial institutions	1,481	1,247
Other	128,054	11,691
less: Allowances	(690)	(1,586)

	128,845	11,352

OTHER RECEIVABLES
Other	2,073,855	1,281,229
less: Allowances	(5,131)	(4,148)

	2,068,724	1,277,081

BANK PREMISES AND EQUIPMENT, NET	1,622,184	1,460,092

OTHER ASSETS	3,018,753	1,980,746

INTANGIBLE ASSETS
Goodwill	—	20,609
Organization and development costs	883,847	643,463

	883,847	664,072

ITEMS PENDING ALLOCATION	39,704	13,426

TOTAL ASSETS	224,242,704	154,998,960

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(Figures stated in thousands of pesos)

	2017	2016
LIABILITIES
DEPOSITS
From the non-financial government sector	12,890,701	9,552,190
From the financial sector	81,359	55,867
From the non-financial private sector and foreign residents
Checking accounts	20,778,610	17,686,171
Savings accounts	44,531,871	27,895,965
Time deposits	61,702,303	47,652,387
Investment accounts	42,953	333,786
Other	3,422,411	8,113,965
Accrued interest, adjustments, foreign exchange and quoted price differences payable	775,713	649,409

	144,225,921	111,939,740

OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina—Other	11,487	8,403
International Banks and Institutions	167,378	128,912
Non-subordinated Corporate Bonds	4,620,570	1,627,261
Amounts payable for spot and forward purchases pending settlement	4,835,124	1,310,696
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,988,870	156,536
Financing received from Argentine financial institutions
Interfinancing (received calls)	676,226	90,000
Other financing received from Argentine financial institutions	317,878	30,568
Accrued interest payable	1,142	126
Payables from forward transactions without delivery of underlying asset	14,749	—
Other	9,796,962	7,095,374
Accrued interest, adjustments, foreign exchange and quoted price differences payable	130,433	80,627

	22,560,819	10,528,503

OTHER LIABILITIES
Fees	73,140	96,020
Other	5,765,699	3,386,887

	5,838,839	3,482,907

PROVISIONS	694,919	335,007

SUBORDINATED CORPORATE BONDS	7,589,940	6,407,840

ITEMS PENDING ALLOCATION	27,138	16,266

MINORITY INTERESTS IN SUBSIDIARIES	174,581	182,799

TOTAL LIABILITIES	181,112,157	132,893,062

SHAREHOLDERS’ EQUITY	43,130,547	22,105,898

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	224,242,704	154,998,960

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2017	2016
DEBIT-BALANCE ACCOUNTS	140,878,275	89,304,148

Contingent	40,525,972	23,017,895
Guarantees received	39,247,291	22,116,120
Other not covered by debtors classification standards	25	39
Contingent debit-balance contra accounts	1,278,656	901,736
Control	97,863,058	65,012,008
Receivables classified as irrecoverable	2,134,341	1,898,911
Other	94,462,412	61,978,148
Control debit-balance contra accounts	1,266,305	1,134,949
Derivatives	1,430,759	495,787
Notional value of forward transactions without delivery of underlying asset	552,301	135,597
Derivatives debit-balance contra accounts	878,458	360,190
Trust activity	1,058,486	778,458
Trust funds	1,058,486	778,458

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

MEMORANDUM ACCOUNTS

(Figures stated in thousands of pesos)

	2017	2016
CREDIT-BALANCE ACCOUNTS	140,878,275	89,304,148

Contingent	40,525,972	23,017,895
Other guarantees provided covered by debtors classification standards	253,350	287,497
Other guarantees provided not covered by debtors classification standards	191,176	158,986
Other covered by debtors classification standards	345,984	354,315
Other not covered by debtors classification standards	488,146	100,938
Contingent credit-balance contra accounts	39,247,316	22,116,159
Control	97,863,058	65,012,008
Checks to be credited	1,266,305	1,134,949
Control credit-balance contra accounts	96,596,753	63,877,059
Derivatives	1,430,759	495,787
Notional value of call options sold	326,004	167,721
Notional value of forward transactions without delivery of underlying asset	552,454	192,469
Derivatives credit-balance contra account	552,301	135,597
Trust activity	1,058,486	778,458
Trust activity credit-balance contra accounts	1,058,486	778,458

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands of pesos)

	2017	2016	2015
FINANCIAL INCOME
Interest on cash and due from banks	13,676	1,199	155
Interest on loans to the financial sector	503,128	248,095	87,991
Interest on overdrafts	2,703,494	2,494,351	1,407,015
Interest on documents	1,686,320	1,559,061	1,146,153
Interest on mortgage loans	783,642	729,785	556,620
Interest on pledge loans	475,668	360,722	385,022
Interest on credit card loans	4,434,272	3,950,929	2,646,060
Interest on financial leases	103,149	89,867	81,711
Interest on other loans	16,847,754	12,197,589	8,811,767
Net income from government and private securities	6,417,429	6,222,773	3,985,892
Interest on other receivables from financial intermediation	8,298	6,191	4,105
Income from guaranteed loans—Presidential Decree No. 1387/01	3,192	33,671	25,077
CER (Benchmark Stabilization Coefficient) adjustment	239,454	255,904	58,463
CVS (Salary Variation Coefficient) adjustment	624	786	669
Difference in quoted prices of gold and foreign currency	1,513,501	516,894	653,120
Other	766,439	267,471	259,303

	36,500,040	28,935,288	20,109,123

FINANCIAL EXPENSE
Interest on savings accounts	110,173	89,865	68,169
Interest on time deposits	9,202,759	10,283,706	6,704,910
Interest on interfinancing received loans (received call)	18,168	2,953	7,036
Interest on other financing from financial institutions	9,759	7	1
Interest on other liabilities from financial intermediation	563,560	145,837	96,022
Interest on subordinated bonds	452,500	277,211	136,191
Other interest	3,154	4,170	2,634
CER adjustment	24,552	12,128	4,595
Contribution to Deposit Guarantee Fund	213,487	215,002	418,437
Other	2,947,269	2,269,883	1,404,660

	13,545,381	13,300,762	8,842,655

GROSS INTERMEDIATION MARGIN—GAIN	22,954,659	15,634,526	11,266,468

PROVISION FOR LOAN LOSSES	1,595,201	1,073,085	877,134

SERVICE-CHARGE INCOME
Related to lending transactions	290,934	152,634	124,559
Related to deposits transactions	6,299,425	4,597,495	3,561,203
Other commissions	230,156	171,025	120,120
Other	3,825,875	3,047,578	2,309,480

	10,646,390	7,968,732	6,115,362

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands of pesos)

	2017	2016	2015
SERVICE-CHARGE EXPENSE
Commissions	682,387	530,808	410,588
Other	2,659,729	2,073,031	1,304,245

	3,342,116	2,603,839	1,714,833

ADMINISTRATIVE EXPENSES
Personnel expenses	7,706,425	6,039,039	4,324,067
Directors’ and statutory auditors’ fees	445,122	314,522	233,030
Other professional fees	367,443	283,231	217,948
Advertising and publicity	232,872	197,505	143,883
Taxes	728,567	534,431	411,789
Depreciation of equipment	249,536	205,122	170,613
Amortization of organization costs	274,999	197,052	150,619
Other operating expenses	1,805,481	1,399,862	1,008,349
Other	1,052,570	799,892	565,610

	12,863,015	9,970,656	7,225,908

NET INCOME FROM FINANCIAL INTERMEDIATION—GAIN	15,800,717	9,955,678	7,563,955

OTHER INCOME
Income from long-term investments	224,526	44,462	33,692
Penalty interest	84,458	83,204	72,770
Recovered loans and allowances reversed	347,293	229,633	151,829
CER adjustment	—	—	30
Other	249,551	241,150	150,851

	905,828	598,449	409,172

OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	84	233	48
Charges for other receivables uncollectibility and other allowances	719,202	203,256	185,714
Depreciation and loss of other assets	5,689	5,264	3,748
Goodwill amortization	20,608	10,076	14,052
Other	703,231	262,497	238,654

	1,448,814	481,326	442,216

MINORITY INTEREST IN SUBSIDIARIES	(84,775)	(54,592)	(35,359)

INCOME BEFORE INCOME TAX	15,172,956	10,018,209	7,495,552

INCOME TAX	5,784,184	3,477,377	2,485,663

NET INCOME FOR THE FISCAL YEAR	9,388,772	6,540,832	5,009,889

NET INCOME PER SHARE—stated in pesos	14.92	11.19	8.57

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total
Balances as of December 31, 2014	584,563	399,499	4,511	1,988,882	—	4,929,430	3,584,932	11,491,817
Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 23, 2015,
- Legal reserve				695,908			(695,908)
- Cash dividends						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (1)					125,073		(125,073)
- Voluntary reserve for future distribution of earnings						2,736,054	(2,736,054)
- Tax on personal assets							(27,902)	(27,902)
Reversal of special reserve for Subordinated Corporate Bonds (1)					(125,073)		125,073
Net income for the fiscal year (2)							5,009,889	5,009,889

Balances as of December 31, 2015	584,563	399,499	4,511	2,684,790	—	7,069,230	5,134,957	15,877,550

Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 26, 2016,
- Legal reserve				1,001,682			(1,001,682)
- Cash dividends						(643,019)		(643,019)
- Movements of voluntary reserve						368,546		368,546
- Special reserve for Subordinated Corporate Bonds (1)					190,198		(190,198)
- Voluntary reserve for future distribution of earnings						3,903,591	(3,903,591)
- Tax on personal assets							(38,011)	(38,011)
Reversal of special reserve for Subordinated Corporate Bonds (1)					(190,198)		190,198
Net income for the fiscal year							6,540,832	6,540,832

Balances as of December 31, 2016	584,563	399,499	4,511	3,686,472	—	10,698,348	6,732,505	22,105,898

(Contd.)

BANCO MACRO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands of pesos)

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Legal	Voluntary	Unappropriated earnings	Total
Balances as of December 31, 2016	584,563	399,499	4,511	3,686,472	10,698,348	6,732,505	22,105,898
Distribution of unappropiated earnings, as approved by the Shareholders’ Meeting held on April 28, 2017:
- Legal reserve				1,308,460		(1,308,460)
- Cash dividends (3)					(701,476)		(701,476)
- Voluntary reserve for future distribution of earnings					5,371,582	(5,371,582)
- Tax on personal assets						(52,463)	(52,463)
Capital stock increase as approved by Shareholders’ Meeting of April 28, 2017 (4)	85,100	12,304,716					12,389,816
Net income for the fiscal year						9,388,772	9,388,772

Balances as of December 31, 2017	669,663	12,704,215	4,511	4,994,932	15,368,454	9,388,772	43,130,547

(1)	See Note 4.5.o.2).
(2)	The net income for the fiscal year 2015 was adjusted for an amount of 1,468. See also Note 20.
(3)	See Note 16.
(4)	See Note 10.

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Figures stated in thousands of pesos)

	2017	2016	2015
CHANGES IN CASH AND CASH EQUIVALENTS (Note 4.5.q))
Cash and cash equivalents at the beginning of the fiscal year	39,818,086	22,672,977	18,193,305
Cash and cash equivalents at the end of the fiscal year	39,904,578	39,818,086	22,672,977

Net increase in cash and cash equivalents	86,492	17,145,109	4,479,672

Causes of changes in cash and cash equivalents
Operating activities
Net (payments) / collections for:
- Government and private securities	(11,358,129)	(1,978,802)	(1,381,114)
- Loans
-To the financial sector	(1,038,089)	(1,255,135)	74,468
- To the non-financial government sector	(241,588)	(498,388)	(60,705)
- To the non-financial private sector and foreign residents	(16,797,594)	(3,158,267)	(4,443,122)
- Other receivables from financial intermediation	(4,553,869)	(279,770)	(241,524)
- Receivables from financial leases	(116,679)	155,006	31,300
- Deposits
- From the financial sector	25,492	15,722	1,462
- From the non-financial government sector	2,730,647	(884,770)	328,522
- From the non-financial private sector and foreign residents	19,878,851	25,691,772	14,281,665
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (received calls)	568,183	43,134	37,003
- Others (except liabilities included under financing activities)	5,751,431	2,535,567	1,804,336
Collections related to service-charge income	10,627,587	7,942,217	6,114,393
Payments related to service-charge expenses	(3,281,460)	(2,572,351)	(1,689,901)
Administrative expenses paid	(12,156,075)	(9,282,454)	(6,780,651)
Payment of organization and development costs	(515,383)	(376,100)	(250,620)
Net collections from penalty interest	84,374	82,971	72,760
Differences from payments related to court orders	(6,806)	(7,195)	(5,677)
Collections of dividends from other companies	59,876	19,717	22,869
Other collections related to other income and losses	64,670	128,373	56,516
Net collection / (payments) from other operating activities	2,393,841	(1,146,271)	(1,087,999)
Payment of income tax	(4,244,270)	(2,545,339)	(2,330,121)

Net cash flows (used in) / generated by operating activities	(12,124,990)	12,629,637	4,553,860

Investing activities
Net payments for bank premises and equipment	(343,757)	(400,420)	(382,214)
Net payments for other assets	(898,412)	(677,813)	(601,266)

Net cash flows used in investing activities	(1,242,169)	(1,078,233)	(983,480)

Financing activities
Net (payments) / collections for:
- Non-subordinated corporate bonds	(2,171,204)	(131,071)	(80,680)
- Central Bank of Argentina:
- Other	3,084	(4,718)	(4,835)
- International Banks and Institutions	27,920	27,992	4,851
- Subordinated corporate bonds	(442,935)	3,419,647	(167,819)
- Financing received from Argentine financial institutions	277,556	15,455	(5,384)
- Capital contribution	12,389,816	—	—
- Payment of dividends	(794,469)	(962,631)	—
- Other payments for financing activities	(276,634)

Net cash flows generated by / (used in) financing activities	9,013,134	2,364,674	(253,867)

Financial income and holding gains on cash and cash equivalents	4,440,517	3,229,031	1,163,159

Net increase in cash and cash equivalents	86,492	17,145,109	4,479,672

The accompanying Notes 1 through 35 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

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

The table showing the organizational structure as of December 31, 2017, is disclosed in Note 4.1 with the percentages indicating the ownership in each subsidiary.

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

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future fiscal years.

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

BANCO MACRO SA AND SUBSIDIARIES

As of December 31, 2017 and 2016, the deposits held by the Misiones Provincial Government with the Bank amounted to 3,255,353 and 2,495,781 (including 333,032 and 139,610 related to court deposits), respectively.

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

As of December 31, 2017 and 2016, the deposits held by the Salta Provincial Government with the Bank amounted to 908,270 and 1,340,738 (including 458,550 and 370,154 related to court deposits), respectively.

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

As of December 31, 2017 and 2016, the deposits held by the Jujuy Provincial Government with the Bank amounted to 4,649,184 and 1,580,312 (including 320,825 and 253,622 related to court deposits), respectively.

3.4.	Agreement with Tucumán Provincial and Municipal Governments

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government and of the Municipality of San Miguel de Tucumán, through 2021 and 2018, respectively.

As of December 31, 2017 and 2016, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 1,913,801 and 2,450,436 (including 1,225,993 and 943,683 related to court deposits), respectively.

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

As of December 31, 2017 and 2016, the net assets of such joint ventures recorded in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 75,519 and 56,001, respectively.

BANCO MACRO SA AND SUBSIDIARIES

Also, as of December 31, 2017, 2016 and 2015 net income recorded through the method mentioned in the previous paragraph amounted to 61,818, 49,209 and 44,910 respectively.

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

Under Central Bank rules, Banco Macro SA has consolidated the following subsidiaries:

	Shares		Percentage held of		Equity Investment amounts as of
Company	Class	Number	Capital Stock	Votes	December 31, 2017	December 31, 2016
Banco del Tucumán SA	Common	395,341	89.932%	89.932%	1,552,048	1,628,973
Macro Bank Limited (a)	Common	39,816,899	99.999%	100.00%	913,660	769,018
Macro Securities SA (b) and (c)	Common	12,776,680	99.921%	99.932%	738,828	236,971
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	22,787	19,122
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	40,955	25,319

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest: 2,837).

(b)	Consolidated with Macro Fondos SGFCISA.

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

Intercompany transactions were eliminated in the consolidation process.

Furthermore, the financial statements of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) were adapted to the Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)	Assets and liabilities were translated at the reference exchange rate at the closing of transactions on the last business day of the years ended December 31, 2017 and 2016.

(b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated by applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)	The amounts of income were translated into pesos, as described in (a) above. The difference between retained earnings at beginning of year and retained earnings at year-end was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency’’ or “Financial expense – Difference in quoted prices of gold and foreign currency” accounts, as the case may be.

4.2.	Comparative information

The consolidated financial statements as of December 31, 2017, are presented comparatively with those as of December 31, 2016 and 2015.

BANCO MACRO SA AND SUBSIDIARIES

4.3.	Unit of measurement

The Bank’s consolidated financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency (IGJ), Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the consolidated financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates. In that sense, it should be considered that the INDEC (National Statistics Institute) has been informing since January 2016, the monthly inflation data based on the IPIM (Internal Index Wholesale Prices), but has not assigned specific inflation rate for the month of November and December 2015. As of December 31, 2017, the accumulated inflation rate for the three-year period ended in December 2017 is approximately 77%.

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

The main valuation methods used to prepare these consolidated financial statements as of December 31, 2017, and 2016, were as follows:

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

As of December 31, 2017 and 2016, the present value calculated by the Bank for these securities amounted to 437,324 and 1,581,774, respectively.

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

As of December 31, 2017 and 2016, they were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the consolidated statement of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, as of December 31, 2016, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2016, the present value reported by the Central Bank for these securities amounted to 726,098.

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

As established by Central Bank rules, the Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 4.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

e.3)	Deposits and other assets and liabilities stated in Acquisition Value Unit (UVA): the CER was applied according to Central Bank Communiqué “A” 6080.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

BANCO MACRO SA AND SUBSIDIARIES

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

i)	Investments in other companies:

i.1)	In financial institutions with significant influence: they were valued by the equity method.

i.2)	In non-controlled financial institutions (less than 50% ownership interest), supplementary and authorized activities, or without significant influence:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 4.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 4.5.a).

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 4.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 4.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

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

BANCO MACRO SA AND SUBSIDIARIES

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

o)	Shareholders’ equity accounts:

o.1)	They are restated as explained in Note 4.3., except for the “Capital stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the “Adjustments to shareholders’ equity” account.

o.2)	Special reserve for subordinated corporate bonds: as of December 31, 2016 and 2015, it was related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (1st series of Class 1 subordinated corporate bond, which was fully redeemed on December 18, 2016). This reserve was reversed on a monthly basis as the related interests were recorded in the consolidated statements of income.

p)	Consolidated Statements of income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 4.3.

q)	Consolidated Statements of cash flows and cash equivalents:

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “cash and cash equivalents” item on the consolidated statement of cash flows with the related consolidated balance sheet accounts as of December 31, 2017, 2016 and 2015:

	2017	2016	2015
Cash	34,267,560	36,089,156	19,402,821
Government and private securities
Holdings booked at market value	694,337	538,936	997,435
Instruments issued by the Central Bank of Argentina	4,848,810	3,189,994	2,018,994
Other receivables from financial intermediation
Other receivables covered by debtors classification standards	93,871	—	253,727

Cash and cash equivalents	39,904,578	39,818,086	22,672,977

BANCO MACRO SA AND SUBSIDIARIES

5.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX (TOMPI). TAX REFORM (LAW 27430)

a)	The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions and considering what is established by Law No. 27,260, such tax is effective for the fiscal years ended up to December 31, 2018, included. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2017, 2016 and 2015, the Bank estimated an income tax charge of 5,784,184, 3,477,377 and 2,485,663, respectively, included in Other Liabilities – Other; hence, no minimum presumed income tax should be assessed for fiscal years ended on such dates.

Additionally, as of December 31, 2017, the Bank made income tax prepayments for 2,586,723 for the 2017 fiscal year, which will be applied to the tax amount assessed in the 2017 tax return.

b)	On December 29, 2017, through Presidential Decree No. 1112/2017, the Federal Executive signed Tax Reform Law No. 24,430, which has been passed by Argentine Congress on December 27, 2017. The Law was published in the Official Bulletin on the same date it was signed. Below is a summary of certain significant matters related to the reform, which are still pending regulation:

(i)	Reduction of the income tax corporate rate and additional tax on the distribution of dividends

The 35% corporate income tax rate, which remains effective through the year ended December 31, 2017, will be reduced to 30% during the two fiscal years beginning as from January 1, 2018, and to 25% during the fiscal years beginning as from January 1, 2020. The effects of this reduction have been considered in the deferred tax assets and liabilities calculation disclosed in Notes 6 and 7.

The corporate income tax rate reduction is supplemented by the application of a tax on the distribution of dividends to local individuals and foreign beneficiaries, which shall be withheld and pay to tax authorities by the Company as a single and final payment upon the payment of dividends. This additional tax shall account for 7% or 13%, depending on whether the dividends distributed refer to income earned during a fiscal year in which the Company was subject to a 30% or 25% rate, respectively. For this purpose, it is irrefutably considered that the dividends made available refer, first of all, to the retained earnings with more aging.

(ii)	Equalization tax

According to Law No. 25,063, the payment of dividends exceeding retained tax earnings at the end of the year that is immediately prior to the date of such payment gives rise to the obligation to withhold 35% income tax on such surplus as a single and final payment. Such withholding shall not apply to dividends related to income accrued for the tax years beginning as from January 1, 2018. See also Note 16.b).

BANCO MACRO SA AND SUBSIDIARIES

(iii)	Adjustment for inflation

In order to assess net taxable income for the years beginning as from January 1, 2018, the adjustment for inflation obtained from the application of specific regulations contained in sections 95 to 98, Income Tax Law, may be deducted from or added to taxable income for the year assessed. This adjustment shall apply only if the variation percentage of the domestic wholesale price index provided by the INDEC, pursuant to the tables prepared for that purpose by the AFIP (Federal Public Revenue Agency), accumulates (a) during the 36 months prior to the end of the year calculated, a percentage exceeding 100%, or (b) in the first and second years beginning as from January 1, 2018, a variation calculated from the first of those years through the closing of each year exceeding the abovementioned 100% by one third or two thirds, respectively.

If this condition for the tax adjustment for inflation is not met, a specific adjustment shall apply to certain assets, as mentioned in the following section.

(iv)	Adjustment of acquisitions and investments made in the fiscal years beginning as from January 1, 2018

The following adjustments shall apply to the acquisitions or investments made in the fiscal years beginning as from January 1, 2018, which are based on percentage variations in the domestic wholesale price index provided by the INDEC in accordance with the tables prepared by the AFIP for that purpose:

(1)	In the sale of depreciable personal property, real property not qualifying as inventories, intangible assets, shares, membership interests or equity interests (including mutual fund shares), the cost considered in assessing gross income shall be adjusted by the abovementioned index from the date of the acquisition or investment to the date of sale, and shall be reduced, as applicable, by any appropriate depreciation/amortization calculated over the adjusted value.

(2)	Deductible depreciation related to buildings and other construction works over real property used for activities or investments and to other assets used to produce taxable income shall be calculated by applying the abovementioned adjustment index to the ordinary depreciation fees as of the date of acquisition or construction indicated in the table prepared by the AFIP.

(v)	Tax revaluation

Law No. 27,430 allows for a one-time revaluation for tax purposes of certain assets owned by the taxpayer and existing at the end of the first fiscal year closed after December 29, 2017, the effective date of the law, and then adjusting the revalued assets to the percentage variations in the domestic wholesale price index provided by the INDEC in accordance with the tables prepared by the AFIP for that purpose. Exercising this option results in the payment of a special tax on all revalued assets, pursuant to the rates set for each type of asset, and grants the right of deducting from the income tax assessment a depreciation amount including the fee related to the revaluation amount.

Those opting to revalue their assets in accordance with Law No. 27,430 shall (i) waive the filing of any court or administrative proceeding to claim, for tax purposes, the application of adjustment procedures of any kind until the end of the first year elapsed after the effective date of such law, and (ii) abandon all the actions and rights invoked in proceedings filed in relation to fiscal years closed previously. In addition, the calculation of the revaluation amount amortization or its inclusion as a disposal cost in the determination of the income tax shall imply, for the fiscal year in which such calculation is made, a waiver of any adjustment claim.

(vi)	Employer contributions

A rate schedule is set in order to assess the employer contributions accruing as from February 2018, eventually converging into a single 19.50% rate for employer contributions accruing as from January 1, 2022.

BANCO MACRO SA AND SUBSIDIARIES

In addition, a threshold will be deducted from the tax base to which the abovementioned rates were to be applied. Such threshold will be progressively applied: 2,400 in 2018, 4,800 in 2019, 7,200 in 2020, 9,600 in 2021, and 12,000 from January 1, 2022. This threshold shall be adjusted from January 2019, based on the consumer price index provided by the INDEC.

6.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from the accounting standards established by Central Bank of Argentina. The main items with differences in valuation matters as of December 31, 2017, 2016 and 2015 are as follows:

	Adjustments under professional accounting standards to equity
Item	2017	2016	2015
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	48,584	5,309	(26,399)
Instruments issued by the Central Bank booked at amortized cost	37	6,580	4,058
Guaranteed loans – Presidential Decree No. 1387/01	—	11,824	95,083
Business Combinations (b)
Acquisition of Nuevo Banco Bisel SA	(63,739)	(66,716)	(73,544)
Other	(27,601)	(45,415)	(48,846)
Deferred assets - Income tax (c)	481,019	137,346	93,593
Liabilities – Provisions (d)	—	—	(10,477)

Total	438,300	48,928	33,468

In addition, income would have increased by around 389,372, 15,460 and 11,548 for the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

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

BANCO MACRO SA AND SUBSIDIARIES

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

c)	Income tax: the Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely. See also Note 5.b.i).

d)	Liabilities - Provisions: as of December 31, 2015, there were certain items that according to Central Bank rules were booked when paid, but according to Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have been booked a liability. In addition, the Bank had booked certain provisions that should not have been booked under the Argentine professional accounting standards effective in the City of Buenos Aires, in view of their probability of occurrence.

In addition, the main presentation differences between professional accounting standards and the Central Bank rules, applicable to the Bank are that the Bank has not presented current and non-current assets and current and non-current liabilities, maturity dates of all credits and debts and their interest rate and adjustments, non-segregation in the Consolidated Statement of Income of operating expenses by function and cash flow of interest collected and paid by the Bank.

7.	RECONCILIATION OF AMOUNTS WITH THE ACCOUNTING FRAMEWORK FOR CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014, Central Bank issued Communiqué “A” 5541, which set the general guidelines for convergence to the IFRS issued by the International Accounting Standards Board (IASB), aimed at the preparation of the financial statements issued by the entities under its supervision for the fiscal years beginning on or after January 1, 2018, as well as their interim periods.

Through Communiqués “A” 6114, 6430 as supplemented, the Central Bank set specific requirements as part of that convergence process, which provisionally included until December 31, 2019 (i) the exception from the application of section 5.5 “Impairment” under IFRS 9 “Financial instruments”; and (ii) that, in order to calculate the effective interest rate of assets and liabilities, as required for their measurement, pursuant to IFRS 9, a lump-sum estimate may be performed to calculate the effective interest rate over a group of financial assets or liabilities with similar characteristics to those subject to application. Lastly, Central Bank Communiqués “A” 6323 and 6324 defined the minimum chart of account and provisions applicable to the preparation and presentation of the financial statements by financial entities for fiscal years beginning January 1, 2018, respectively.

Considering the previous statements, the Bank is currently performing the convergence towards IFRS with the scope defined by Central Bank Communiqué “A” 6114, and January 1, 2017, is the transition date according to IFRS 1 “First-time adoption of International Financial Reporting Standards”.

BANCO MACRO SA AND SUBSIDIARIES

As established by Central Bank Communiqué “A” 6206, and based on the requirements set in Communiqué “A” 6114, below is the reconciliation of amounts assessed as per Central Bank’s accounting standards with respect to assets, liabilities, equity accounts and income (loss) as of December 31, 2017, and for the fiscal year then ended, as well as amounts obtained for those items as a result of applying IFRS, as adopted by the Central Bank.

Accounts	Central Bank	IFRS Adjustment (1)	IFRS Amount (1)
ASSETS	224,242,704	2,677,457	226,920,161
Cash	34,267,560	(20,034)	34,247,526
Government and private securities	36,624,640	(1,709,084)	34,915,556
Loans	132,000,226	(291,040)	131,709,186
Other receivables from financial intermediation	13,000,735	60,247	13,060,982
Receivables from financial leases	587,486	—	587,486
Investments in other companies	128,845	130,468	259,313
Other receivables	2,068,724	(43,068)	2,025,656
Bank premises and equipment, net	1,622,184	3,430,813	5,052,997
Other assets	3,018,753	1,122,318	4,141,071
Intangible assets	883,847	(3,163)	880,684
Items pending allocation	39,704	—	39,704
LIABILITIES	181,112,157	(928,056)	180,184,101
Deposits	144,225,921	(103,442)	144,122,479
Other liabilities from financial intermediation	22,560,819	(1,558,220)	21,002,599
Other liabilities	5,838,839	932,368	6,771,207
Provisions	694,919		694,919
Subordinated corporate bonds	7,589,940	(24,181)	7,565,759
Items pending allocation	27,138		27,138
Minority interest in subsidiaries	174,581	(174,581)	—

Accounts	Central Bank	First-Time IFRS Adjustment (2)	IFRS Adjustment (1)	IFRS Amount (1)
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST	43,130,547	2,856,330	548,284	46,535,161
Capital, contributions and reserves	33,741,775	—	(276,480)	33,465,295
Other comprehensive income		48,516	155,790	204,306
Unappropriated retained earnings (accumulated losses)	9,388,772	2,807,814	668,974	12,865,560
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	207,763	(6,864)	200,899

BANCO MACRO SA AND SUBSIDIARIES

Accounts	Central Bank	IFRS Adjustment (1)	IFRS Amount (1)
INCOME FOR THE FISCAL YEAR, NET	9,388,772	668,974	10,057,746
Financial income	36,500,040	(145,385)	36,354,655
Financial expense	(13,545,381)	(27,562)	(13,572,943)
Provision for loan losses	(1,595,201)	—	(1,595,201)
Service-charge income	10,646,390	(155,163)	10,491,227
Service-charge expense	(3,342,116)	5,249	(3,336,867)
Administrative expenses	(12,863,015)	(86,745)	(12,949,760)
Other
Minority interest in subsidiaries	(84,775)	(1,354)	(86,129)
Other income	905,828	(181,731)	724,097
Other expenses	(1,448,814)	406,701	(1,042,113)
Income tax	(5,784,184)	854,964	(4,929,220)

Accounts	Central Bank	IFRS Adjustment (1)	IFRS Amount (1)
OTHER COMPREHENSIVE INCOME			155,790
Gain for conversion of financial statements			137,148
Income or losses from financial instruments at fair value through other comprehensive income (items 5.7.5 and 4.1.2A, IFRS 9)			18,642
TOTAL COMPREHENSIVE INCOME FOR THE FISCAL YEAR			10,212,811

Total comprehensive income attributable to:

Total comprehensive income attributable to the controlling interests: 10,127,125

Total comprehensive income attributable to non-controlling interests: 85,686

(1) IFRS	as adopted by the Central Bank.
(2)	Including 2,972,122 due to application of paragraph D5, IFRS 1, as of December 31, 2016, and (115,891) for the rest of reconciliation adjustments as of that date.

The items and figures included in these reconciliations could be amended to the extent that, upon the preparation of those first annual consolidated financial statements in accordance with IFRS, new standards are issued or current standards are amended, with mandatory or early application as of that date, or it is opted to change the selection of any of the exemptions under IFRS 1 “First-time adoption of International Financial Reporting Standards”, or the Bank makes more accurate calculations or adjustments than those performed for the purpose of these reconciliations.

Therefore, the items and figures contained in this reconciliation may only be deemed final when annual consolidated financial statements are prepared for the period in which IFRS are applied for the first time, with the scope defined by the Central Bank in its Communiqués “A” 6114, 6324, as supplemented. In addition, pursuant Central Bank rules, the voluntary reserve to be set in view of the application of IFRS for the first time shall not be distributed and it may only be reversed for capitalization purposes or to absorb potential negative amounts under “Unappropriated earnings”.

Below is a summary of the main adjustments and reclassifications of the transition to IFRS previously mentioned:

Government and private securities

Under IFRS 9 “Financial instruments”, financial assets are classified based on the Bank’s business model to manage financial assets and the characteristics of its contractual cash flows. Based on this classification, the Bank defined the coexistence of three potential business models applicable to the operations and investments of government and private securities:

BANCO MACRO SA AND SUBSIDIARIES

•	Amortized cost: the purpose is to obtain contractual cash flows of the financial asset.

•	Fair value through other comprehensive income: the purpose is to obtain contractual cash flows of the financial asset and/or income from its sale.

•	Fair value through profit or loss: the purpose is to generate income from the purchase and sale of financial assets.

Adjustments to this item arise mainly when the valuation established for each business model in which holdings were classified differs from the valuation under Central Bank rules.

In addition, reverse repurchase agreement transactions were performed which underlying assets under Central Bank rules should be recognized as Bank’s assets. Under IFRS, these assets received from third parties do not meet the requirements for recognition.

Additionally, the Bank received deposits of securities. Under Central Bank rules it implies to record the security under this item and the counterpart as liability, which was recorded under Deposits, for the principal plus agreed interest and the quote prices differences. According to IFRS 9, this transaction does not imply an asset and liability recognition. Also, all income accrued were reclassified from “Financial expenses” to “Service-charge expenses” under “Fees related to securities transactions”.

Loans

The Bank’s loan portfolio was generated from a business model structure that is mainly aimed at obtaining contractual cash flows (formed by principal and interest.) According to IFRS 9 “Financial instruments”, the loan portfolio, initially measured at its fair value, should be measured at amortized cost using the effective interest rate method, which implies that the fees collected and increasing direct costs related to financing granted must be deferred and recognized throughout the term of the financing.

Under Central Bank rules, the initial measurement corresponds to the nominal capital disbursed, the interest is accrued according to the compound interest formula in the period in which it was generated, and the fees collected and direct costs are recognized at the time that they are generated.

In addition, loan portfolio purchases made by the Bank were valued according to such IFRS, and they are recognized at fair value at inception. Under Central Bank rules, these transactions were valued at their contractual value.

Additionally, to prepare book amounts as of the transition date regarding those purchases, the Bank used the voluntary exemption under paragraph D20, IFRS 1 “First-time adoption of International Financial Reporting Standards”, recognizing the costs of related transactions prospectively.

Other receivables from financial intermediation

This item includes debt securities from financial trusts. According to IFRS 9 “Financial instruments” and based on the comments made in “Government and private securities”, the purpose of these holdings is mainly obtaining contractual cash flows, therefore they were valued at amortized cost using the effective interest rate method. Under Central Bank rules, these instruments were also valued at amortized cost.

According to IFRS 15 “Revenue from Contracts with Customers”, contract assets were included as a result of the commission from adhering to one of the Bank’s customer loyalty programs. In that program, the only describe performance obligation is to put the Bank’s customer in contact with a well-known airline company. In consideration for that service, the Bank earns a membership commission.

In addition, the contributions to mutual guarantee association risk funds in which the Bank participate do not pass the financial assets individual test; therefore, they are not included in the Bank’s business model and were stated at fair value through profit or loss.

Investments in other companies

The companies in which the Bank has no material control or significant influence were valued at their best approximation to the fair value through profit or loss pursuant to “IFRS 9 “Financial instruments”. Under Central bank rules, these equity interests were valued at acquisition cost, plus the nominal value of stock dividends received.

BANCO MACRO SA AND SUBSIDIARIES

The Bank holds interests in joint ventures, which according to IFRS 11 “Joint Arrangements”, are booked using the equity method. Under Central bank rules, the proportionate consolidation method is used.

Bank premises and equipment

As of the transition date, the Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure its real property. This implies that the fair value was used as deemed cost. To determine such fair value, the Bank used valuations for all assets.

In accordance with IAS 16 “Property, plant and equipment”, the Bank chose the “Cost model” for all property, plant and equipment components.

The new deemed cost under IFRS implies an increase in depreciation to be charged to Administrative expenses under the consolidated statement of income.

Other assets

As of the transition date, the Bank used the voluntary exemption under paragraph D5, IFRS 1 “First-time adoption of International Financial Reporting Standards” to measure certain assets included in this item, such as the work in progress of the future company building. This implies that the fair value was used as deemed cost as of that date. To determine such fair value, the Bank used valuations for all assets. In accordance with IAS 40 “Investment property”, the Bank chose the “Cost model” to measure the assets falling thereunder.

The new deemed cost under IFRS implies an increase in depreciation to be charged to other expense under the consolidated statement of income.

The Bank has held-for-sale fixed assets that are subject to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

The assets included in the abovementioned classification were stated at their carrying amount or fair value, whichever lower, less costs of sales, and they are not amortized to the extent that they meet this condition.

Under Central Bank rules, the other assets were valued at acquisition or addition cost, less related accumulated depreciation and amortization, calculated proportionately to the estimated months of useful life.

According to IAS 23 “Borrowing Costs”, the financing costs attributable to the construction of the new company building were capitalized in this item.

Intangible assets

According to IAS 38 “Intangible assets”, such assets are measured at cost. Under Central Bank rules, the Bank capitalized certain software costs and other organization expenses, which according to IFRS, should not be recognized as an asset and, therefore, they must be charged as expenses as incurred.

Other liabilities from financial intermediation

According to IFRS 15 “Revenue from Contracts with Customers”, the Bank recognizes revenues from ordinary activities representing the transfer of assets or services committed with customers in exchange for an amount showing the consideration at which the Bank expects to have a right to exchange those assets or services.

The commissions charged by the Bank in which there is a time difference between their collection and the service provision are deferred and recognized throughout the time of the transaction.

Additionally, this item includes non-subordinated corporate bonds issued by the Bank, which according to NIIF 9, were measured at amortized cost, using the effective interest rate method, which implied booking placement direct expenses as fewer liabilities. Under Central Bank rules, they were measured at the amount due for principal and interest accrued and expenses were charged under “other expenses”.

BANCO MACRO SA AND SUBSIDIARIES

Other liabilities

According to IAS 19 “Employee Benefits”, vacations are deemed irrevocable accumulated absences subject to compensation to be measured at the expected cost of those absences, based on the amounts expected to be paid for them in view of the days accumulated in favor of the employees and not enjoyed at the end of the reporting fiscal year. In the Bank’s consolidated financial statements currently prepared under Central Bank rules, vacation charges are booked at the time staff use them, i.e. upon their payment.

Deferred tax liabilities is included as well, which according to IAS 12 “Income tax”, should book (i) the portion of the current tax expected to be paid or recovered, and (ii) the deferred tax which is the tax expected to be settled or recovered from income tax for accumulated NOLs and temporary differences arising from the tax bases of assets and liabilities and their carrying amounts. Under Central Bank rules, the Bank assesses income tax by applying the effective rate to the estimated taxable income disregarding the effect of differences between book and taxable income. See also Note 5.b.i).

Subordinated corporate bonds

According to IFRS 9 “Financial instruments”, subordinated corporate bonds issued by the Bank were measured at amortized cost, using the effective interest rate method, which implied booking placement direct expenses as fewer liabilities. Under Central Bank rules, they were measured at the amount due for principal and interest accrued.

Capital stock – Stock issuance premium

According to IAS 32 “Financial instruments: presentation”, costs incurred by the Bank for the issuance of share are accounted for as a deduction from equity to the extent they are incremental cost directly attributable to the equity transaction that otherwise would have been avoided. Under Central Bank rules, the Bank has charged these costs in the statement of income (other – other expenses).

Foreign currency translation

According to IAS 21 “The effects of changes in foreign exchange rates”, foreign currency translation differences were recognized and reclassified, which arise from the Bank’s interest in a foreign subsidiary. The Bank used the voluntary exemption under paragraph D, IFRS 1 “First-time adoption of International Financial Reporting Standards”, and did not recognize the translation differences accumulated at the beginning of the transition date.

8.	RESTRICTED ASSETS

As of December 31, 2017 and 2016, the following Bank’s assets are restricted:

Item	2017	2016
Government and private securities
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 as of December 31, 2017 and Federal Government bond in pesos at Badlar private + 200 basis points, maturing in 2017 as of December 31, 2016, used as security in favor of SEDESA (1).	132,188	99,886
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a competitiveness program of regional economies - BID loan No. 3174/OC-AR.	98,541	36,015
• Central Bank of Argentina Internal Bills in pesos, maturing 02/21/2018, for the performance of forward foreign currency transactions.	53,059	—
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 as of December 31, 2017 and Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 as of December 31, 2016, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	13,139	12,036

BANCO MACRO SA AND SUBSIDIARIES

Item (contd.)	2017	2016
• Central Bank of Argentina Internal Bills in pesos, maturing 02/21/2018 as of December 31, 2017 and maturing 02/08/2017 as of December 31, 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	10,647	2,810
• Discount securities in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	8,869	23,770
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing sectorial receivables of San Juan Province. Financing funds of productive investments.	8,704	11,885
• Secured bonds in pesos under Presidential Decree N° 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	6,138	5,126
• Federal secured bonds maturing 2048 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	4,985	3,987
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	4,470	23,600
• Other government and private securities.	2,330	2,810

Subtotal government and private securities	343,070	221,925
Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	4,005,730	2,093,960
• Equity interests arising from contributions made as contributory partner: (2)	113,998	97,000
• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	12,036	9,586

Subtotal Other receivables from financial intermediation	4,131,764	2,200,546
Other receivables
• Security deposits related to credit card transactions.	582,057	352,373
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions.	37,813	35,702
• Security deposits related to debit card transactions.	10,833	603
• Security deposits related to transactions of forward transactions without delivery of underlying assets.	2,500	2,500
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827
• Other guarantee security.	3,950	3,102

Subtotal Other receivables	637,980	395,107
Investments in other companies
• Other	—	1,453

Subtotal Investments in other companies	—	1,453
Other assets
• Building related to call option sold (see Note 33.1.(b)).	216,248	101,749

Subtotal other assets	216,248	101,749

Total	5,329,062	2,920,780

BANCO MACRO SA AND SUBSIDIARIES

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	To maintain the tax benefits resulting from these contributions, they must be remained for two to three years after their realization date. They are related to the followings risk funds: Risk Fund of Garantizar SGR, Risk Fund of Los Grobo SGR and Risk Fund of Avaluar SGR as of December 31, 2017 and Risk Fund of Garantizar SGR, Risk Fund of Los Grobo SGR and Risk Fund of Intergarantías SGR as of December 31, 2016.

9.	TRANSACTIONS WITH RELATED PARTIES

Banco Macro SA’s receivables / payables and income (loss) from transactions performed with subsidiaries and related parties are as follows. As mentioned in Note 4.1., transactions with subsidiaries were eliminated in the consolidation process:

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2017	Total 2016
ASSETS
Cash	—	13,105	—	—	13,105	11,269
Loans	952,147	—	—	497,660	1,449,807	922,015
Other receivables from financial intermediation	—	—	—	83,561	83,561	51,565
Receivables from financial leases	—	—	6,812	2,157	8,969	9,025
Other receivables	1,320	—	—	4	1,324	13
Items pending allocation	57	—	—	—	57	47

Total assets	953,524	13,105	6,812	583,382	1,556,823	993,934

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2017	Total 2016
LIABILITIES
Deposits	—	16	95,869	2,931,188	3,027,073	1,914,423
Other liabilities from financial intermediation	—		—	83,074	83,074	137,639
Other liabilities	—		—	591	591	340
Subordinated corporate bonds	—		—	29,509	29,509	213,681

Total liabilities	—	16	95,869	3,044,362	3,140,247	2,266,083

MEMORANDUM ACCOUNTS
Debit balance accounts - Control	—	—	—	2,115,651	2,115,651	3,675,866
Credit balance accounts - Contingent	—	—	—	59,254	59,254	23,986

BANCO MACRO SA AND SUBSIDIARIES

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	Total 2017	Total 2016	Total 2015
INCOME (LOSS)
Financial income	28,621	—	2,056	68,102	98,779	33,718	34,008
Financial expense	(10,262)	(257)	—	(163,814)	(174,333)	(71,940)	(132,755)
Service-charge income	12	2	880	19,012	19,906	11,191	6,684
Service-charge expense	—	—	—	(626,168)	(626,168)	(22,384)	(178)
Administrative expenses	(41)	—	—	(13,042)	(13,083)	(5,272)	(12)
Other income	21,609	—	—	—	21,609	17,220	13,189
Other expense	—	—	(15,957)	—	(15,957)	(151)	—

Total income / (loss)	39,939	(255)	(13,021)	(715,910)	(689,247)	(37,618)	(79,064)

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required. Additionally, as of December 31, 2017 and 2016, balances for transactions between Macro Group companies amounted to 259 and 1,005, respectively. Net income from those transactions for the fiscal years ended December 31, 2016, and 2015 amount to 2 and 4, respectively. Both balances and income were eliminated in the consolidation process.

In addition, as of December 31, 2015, the net intermediation income from foreign currency trading transactions without delivery of the underlying asset and involving related parties, generated a loss for 30,142. These transactions were recorded in the Bank’s memorandum accounts.

Additionally, the ANSES -National Social Security Administration (as manager of the “Fondo de Garantía de Sustentabilidad” or Sustainability Guarantee Fund), held 27.49% and 25.77% of votes. In accordance with FASB ASC 850, the Sustainability Guarantee Fund is considered other related party.

In addition, as of December 31, 2017 and 2016, there are other transactions with related parties due to work in process over buildings, for an amount of 39,006 and 29,378, respectively.

10.	CAPITAL STOCK

As of December 31, 2017, 2016 and 2015, the legal capital structure is as follows:

SHARES				CAPITAL STOCK
Class	Stock number	Votes per share	Issued and outstanding	In treasury	Pending issuance	Paid-in
Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock	573,327,358	1	573,327	—	—	573,327

Total 2015	584,563,028		584,563			584,563

Total 2016	584,563,028		584,563	—	—	584,563

Increase of Registered Class B shares of common stock	85,099,993	1	85,100	—	—	85,100

Total 2017	669,663,021		669,663	—	—	669,663

BANCO MACRO SA AND SUBSIDIARIES

SHARES				CAPITAL STOCK
Class	Stock number	Votes per share	Issued and outstanding	In treasury	Pending issuance	Paid-in
As of December 31, 2017:
Registered Class A shares of common stock	11,235,670	5	11,236	—	—	11,236
Registered Class B shares of common stock	658,427,351	1	658,427	—	—	658,427

Total 2017	669,663,021		669,663	—	—	669,663

During 2017, the capital stock increase arised from i) the issue of 74,000,000 new, common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares, outstanding upon issuance, formalized on June 19, 2017 and (ii) additionally, as established by the Shareholders’ Meeting held on April 28, 2017, the international underwriters exercised the option to oversubscribed 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

11.	CORPORATE BONDS ISSUANCE

The amounts recorded in the consolidated financial statements related to corporate bonds are as follows:

				As of December, 31
Class	Original face value		Residual face value as of 12/31/2017	2017	2016
Non-subordinated - Class 2	USD 150,000,000	a.1)	—	—	1,684,893
Subordinated Resettable – Class A	USD 400,000,000	a.2)	USD 400,000,000	7,589,940	6,407,840
Non-Subordinated – Class 2	USD 300,000,000	a.3)	USD 300,000,000	4,739,614	—

Total				12,329,554	8,092,733

Maturities of the corporate bonds as of December 31, 2017, are as follows:

Fiscal Year	Amounts
2018	199,304
2022	4,620,570
2026	7,509,680

Total	12,329,554

a.1)	On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it was possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.

BANCO MACRO SA AND SUBSIDIARIES

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers.

On February 1, 2017, the Bank paid the total amount of principal and accrued interest pending payment as of that date.

a.2)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

a.3)	On May 8, 2017, under Global Program mention on item a.2), Banco Macro SA issued non subordinated simple corporate bonds not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest will be paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

On April 9, 2018, under the Global Program mention on item a.2), Banco Macro SA issued non subordinated simple corporate bonds, class C, not convertible into shares, at variable rate (Badlar plus 3.5% p.a.) fully amortizable upon maturity (April 9, 2021) for a face value of pesos 3,207,500,000, under the terms and conditions set forth in the price supplement dated on April 4, 2018. Interest will be paid quarterly on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

Moreover, the Board of Directors Meeting held on March 8, 2018, resolved to convene a Shareholder’s Meeting for April 27, 2018, to discuss among other matters, the increase of the maximum amount of the abovementioned Global Program for a face value from USD 1,500,000,000 to USD 2,500,000,000. As a result of such increase, the Bank expects to access, on a more frequent basis than in the past, the domestic and international capital markets with debt issues, the proceeds of which will be used to fund the expected growth in its lending activities and for other general corporate purposes.

12.	ITEMS IN CUSTODY

12.1.	Portfolio Management

As of December 31, 2017 and 2016, portfolios managed by the bank amounted to 1,094,981 and 1,240,596, respectively. Under these portfolios, 683,069 and 777,429, respectively belongs to the private financial trust “SECANE I”, “SECANE II”, “SECANE III”, “SECANE IV” and “SECANE V”, created by the Bank (trustor) and Macro Fiducia SA (trustee) between 2002 and 2016. Additionally, the bank acts as collection agent and custodian.

BANCO MACRO SA AND SUBSIDIARIES

12.2.	Mutual Funds

As of December 31, 2017, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity
Pionero Pesos	735,418,942	2,569,459
Pionero Renta Ahorro	2,220,897,126	14,714,398
Pionero F F	80,027,167	426,705
Pionero Renta	11,088,391	164,311
Pionero Acciones	14,384,493	311,683
Pionero Renta Plus	20,126,656	315,855
Pionero Empresas FCI Abierto PYMES	184,062,176	441,801
Pionero Pesos Plus	94,721,317	201,939
Pionero Renta Ahorro Plus	738,906,908	1,147,824
Pionero Renta Mixta I	47,599,671	67,733
Pionero Renta Mixta II	981,604,322	1,306,993
Pionero Ahorro Dólares	166,622,606	3,261,708
Pionero Renta Global – Clase B	50,000	939
Pionero Renta Fija Dólares	52,440,187	1,037,983
Argenfunds Renta Pesos	311,465,698	684,673
Argenfunds Renta Argentina	120,715,248	272,074
Argenfunds Ahorro Pesos	494,827,952	1,705,335
Argenfunds Renta Privada FCI	150,188,094	465,161
Argenfunds Abierto Pymes	90,178,453	69,872
Argenfunds Renta Total	895,900,623	1,174,615
Argenfunds Renta Flexible	444,850,895	581,733
Argenfunds Renta Dinámica	90,154	114
Argenfunds Renta Mixta	34,699,058	44,409
Argenfunds Renta Global	146,861,736	188,164
Argenfunds Renta Capital	4,176,864	81,129
Argenfunds Renta Balanceada	77,528,302	96,920
Argenfunds Renta Crecimiento	3,970,450	78,042

13.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.4020% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11,681 of March 20, 2018.

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

14.	TRUST AGREEMENTS

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

BANCO MACRO SA AND SUBSIDIARIES

14.1.	Financial trusts for investment purposes

As of December 31, 2017 and 2016, the Bank holds debt securities in financial trusts amounted to 854,862 and 730,672, respectively (see Note 25). In addition, as of December 31, 2017, the Bank holds certificates of participation in financial trusts for an amount of 156,966.

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Garbarino, Accicom, Secubono, Mila, Credicuotas Consumo, Credimas, Best consumer Directo, Best Consumer Finance and Agrocap 1). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

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

As of December 31, 2017 and 2016, the managed assets through trustees amounted to 116,697 and 59,128, respectively.

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

As of December 31, 2017 and 2016, the managed assets amounted to 328,268 and 451,569, respectively.

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

BANCO MACRO SA AND SUBSIDIARIES

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

As of December 31, 2017, and 2016, the managed assets amounted to 2,200,840 and 2,117,959, respectively.

15.	INFORMATION REQUIRED BY CENTRAL BANK AND CNV

15.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of mutual funds group investment products (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 32,000, as well as the minimum offsetting required of 11,000, paid-in with government securities as described in Note 8.

15.2	Documentation in custody.

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2014 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación Agustín Tosco Colectora Sur, between Puente San Carlos and Puente 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta Nacional 8 Km 51.2, Pilar, Province of Buenos Aires).

15.3	Minimum cash requirement under Central Bank rules: the items computed by the Bank to constitute the minimum cash requirement effective for December 2017 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2017
Cash
Amounts in Central Bank accounts	23,703,476
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	4,005,730

Total	27,709,206

15.4	Minimum capital requirement under Central Bank rules: as the table disclosed, the minimum capital requirements measured on a consolidated basis, effective for December 2017, along with its computable capital as of the end of that month:

BANCO MACRO SA AND SUBSIDIARIES

Item	12/31/2017
Minimum capital requirement	14,426,928
Computable capital	49,541,640

Excess amount	35,114,712

15.5	Financial statements publication: under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these consolidated financial statements.

15.6	Breakdown of the items included in “other”:

	12/31/2017	12/31/2016
15.6.1 Loans – Other

Other loans	12,233,917	7,619,840
Export financing and prefinancing	4,650,810	2,846,002

	16,884,727	10,465,842

15.6.2 Other receivables from financial intermediation – Other not covered by debtor classification standards

Debt securities issued by financial trusts (a)	854,862	730,672
Certificates of participation in financial trusts (a)	156,966	224,043
Other	323,476	165,041

(a) See also Notes 14 and 25.	1,335,304	1,119,756

15.6.3 Other receivables – Other

Sundry receivables	990,797	619,982
Security deposits	638,903	394,280
Advanced prepayments	135,707	192,863
Tax prepayments	5,038	—
Other	303,410	74,104

	2,073,855	1,281,229

15.6.4 Other liabilities from financial intermediation - Other

Purchase financing payables	4,919,171	3,172,673
Miscellaneous not subject to minimum cash requirements	1,192,772	993,058
Other withholdings and additional withholdings	1,035,425	948,911
Other payment orders pending settlement	874,409	598,398
Collections and other transactions on account and behalf of others	738,554	624,834
Miscellaneous subject to minimum cash requirements	334,156	331,700
Retirement pension payment orders pending settlement	169,067	108,961
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (See Note 8.)	102,006	98,082
Other	431,402	218,757

	9,796,962	7,095,374

15.6.5 Other liabilities – Other

Taxes payable (net of prepayments)	4,070,716	2,417,267
Salaries and payroll taxes payable	809,799	506,586
Miscellaneous payables	482,453	361,813
Advanced collections	206,614	—
Withholdings on salaries	131,467	98,248
Prepayment for the sale of assets	64,650	2,842
Other	—	131

	5,765,699	3,386,887

BANCO MACRO SA AND SUBSIDIARIES

	12/31/2017	12/31/2016

15.6.6 Memorandum accounts – Debit-balance account – Control - Other

Securities in custody – Other	82,906,534	51,936,124
Checks and securities not yet collected	8,428,770	6,948,439
Checks and securities to be debited	1,605,112	1,403,297
Managed portfolios (see Note 12.1.)	1,094,981	1,240,596
Checks and securities to be collected	427,015	449,692

	94,462,412	61,978,148

15.6.7 Financial Income – Interest in other loans

Personal loans	14,491,283	10,345,342
Other	2,356,471	1,852,247

	16,847,754	12,197,589

15.6.8 Financial expense – Other

Turnover tax and municipal assessments	2,812,780	2,219,055
Premiums on repurchase agreements with the financial sector	112,795	50,828
Forward foreign-currency transaction	21,694	—

	2,947,269	2,269,883

15.6.9 Service-charge income – Other

Debit and credit card income	2,743,251	2,256,372
Rental of safe deposit boxes	173,600	119,859
Service commissions – Joint ventures (see Note 3.5.)	135,607	110,812
Other	773,417	560,535

	3,825,875	3,047,578

15.6.10 Service-charge expense – Other

Debit and credit card expenses	1,720,516	1,295,397
Turnover tax and municipal assessments	636,525	427,521
Commissions paid to lending agents	190,775	255,758
Life insurance expense	42,390	—
Other	69,523	94,355

	2,659,729	2,073,031

15.6.11 Other income – Other

Other adjustments and interest on other receivables	66,051	99,749
Gain on sale of bank premises and equipment, and other assets	24,330	8,802
Other	159,170	132,599

	249,551	241,150

15.6.12 Other expense – Other

Stock issuance expenses	276,480	—
Loans transactions	116,926	—
Donations	95,761	77,590
Corporate Bonds placement cost	31,121	45,948
Turnover tax	15,436	16,158
Municipal assessment	12,457	17,978
Other	155,050	104,823

	703,231	262,497

BANCO MACRO SA AND SUBSIDIARIES

16.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, the upcoming Shareholders’ Meeting on April 27, 2018, has to apply 1,877,754 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated. See also Note 5.b.ii.).

c)	Through Communiqué “A” 6013, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no certain sanctions established by regulators entities and weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

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

On March 8, 2018, the Board of Directors resolved to propose to the Shareholders’ Meeting a cash dividends distribution amounting to 3,348,315 for the fiscal year ended December 31, 2017. Such dividends are pending approval from the Shareholders’ Meeting as of the date of issuance of these consolidated financial statements.

In addition, on May 30, 2017, the Bank paid cash dividends for an amount of 701,476 related to 2016 earnings.

17.	TAX AND OTHER CLAIMS

17.1	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s Challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

BANCO MACRO SA AND SUBSIDIARIES

The matter under discussion that has not been resolved yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdiction.

c)	On February 20, 2018, AFIP required the Bank to amend the returns in connection with Employer’s Contributions for the period between November, 2012 to December, 2016, or otherwise explain the reasons why it had applied the tax rate set forth in Section 2b) of Executive Branch Decree No. 814/01 (text as per Section 9 of Law No. 25,453). On March 14, 2018, the Bank submitted a detailed explanation of the grounds supporting its position. As of the date hereof, the Bank has not received an answer from AFIP. In the understanding of the Bank’s management and its tax and legal advisors, no amount for Employer’s Contributions should be claimed for the indicated periods.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

17.2	In addition, before merging with and into Banco Macro SA, Banco Privado de Inversiones (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, before Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

The Bank is also subject to three lawsuits filed with consumers’ associations for the same purpose: a) Adecua v. Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v. Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other lawsuits filed by consumers’ associations in relation to the collection of certain commissions and/or financial charges and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

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

BANCO MACRO SA AND SUBSIDIARIES

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

BANCO MACRO SA AND SUBSIDIARIES

•	An internal control process, to ensure comprehensive risk management.

Below is an outline of the most significant risks managed by the Bank:

Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

•	Definitions

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

•	Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by the Central Bank’s Guidelines for Risk Management at Financial Institutions and the adjustments or amendments approved by the Board of Directors.

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

BANCO MACRO SA AND SUBSIDIARIES

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

•	Cash Flow at Risk (CFAR): calculated as the difference between the liquidity gap obtained in the medium or expected scenario and the one resulting from the critical scenario. The liquidity level in the medium scenario is obtained as a result of the arithmetic median of the simulated liquidity scenarios, while the critical scenario is obtained applying the associated percentile to the confidence level for such set of simulations;

•	Stress tests: used to quantify the impact as a result of illiquidity scenarios in case of a different shock of the risk factors involved;

•	Liquidity Coverage Ratio (LCR): indicator that seeks to capture liquidity coverage on those outflows of funds that occur within the following 30 days. Through different weighting factors established by Basel, the indicator captures the outflows in systemic stress situations.

•	Net Stable Funding Ratio (NSFR): indicator that seeks to show whether the sources used to finance the Bank’s activities are sufficiently stable in order to mitigate the risk of future stress situations arising from funding. Through different weighting factors established by Basel, the indicator captures the funding required in systemic stress situations.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

As regards the interest rate risk, the Economic Value Methodology (EVM), is used to measure the risks of assets and liabilities sensitive to the interest rate. Through stochastic processes, different interest rate trajectories are measured, for which purpose different economic values of the Bank will be obtained. The EVM is the difference between the expected economic value (“medium value”) and the economic value for a certain confidence level and holding period resulting from the simulations.

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

It is in charge of reviewing and adapting methodology and the economic capital calculation model for credit risk purposes through the capital adequacy assessment process, which with different stages of development and implementation, form part of the Action Plan that is implemented by the Bank to adjust the Basel principles and best practices for risk management to local regulations.

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

BANCO MACRO SA AND SUBSIDIARIES

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

The Bank has policies, procedures and structure, and appointed a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Senior Management and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

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

BANCO MACRO SA AND SUBSIDIARIES

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

Loans to Commercial Banking portfolio are handled by Credit Committee formed by officials from the business and risk areas, at different levels, with powers to operate within them. Specialized risk analysts prepare a risk report for each customers (or group of companies), that supports the credit decisions made by Committee members. There are also decentralized commercial portfolio assessment methods for corporates, including screening and scoring parameters, that speed up the process for the approval of predetermined products and small amounts. For the authorization transactions involving small amounts, transitory transactions and/or transactions with self-liquidating collaterals, special credit powers have been granted to higher ranking officials, based on their knowledge and experience. At any rate, the use of these powers is also associated to the outcome of an objective assessment, avoiding any discretion in the credit approvals.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

In order to manage credit risk, assessment or score models are used (for admission, behavior and collections) for Retail Banking and Company Rating Models at different stages of the credit cycle, allocating an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. These tools, also related to the results of each customer, are supplemented with the Expected Loss and Provision Models prepared by Management.

The Credit recovery Management, in turn, is in charge of the efforts involving the recovery of nonperforming loans, seeking to include such actions with the other risk instances, which increases the efficiency of collection processes and provides information on the recovery actions outcomes, so as to adjust the origination and expected loss models.

19.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro SA’s business activity is governed by Financial Institutions Law No. 21,526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to bank practices laid out in Central Bank Communiqué “A” 5201 - Guidelines for Corporate Governance in Financial Institutions, as supplemented.

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

The main guidelines under Central Bank Communiqué “A” 5293 as supplemented are as follows:

•	Ownership structure

As of December 31, 2017, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes
Brito Jorge Horacio	16.58	18.54
Carballo Delfín Jorge Ezequiel	16.68	18.37
ANSES FGS under Law No. 26,425	27.49	25.77
Grouped shareholders (Argentine stock exchanges)	4.72	4.96
Grouped shareholders (foreign stock exchanges)	34.53	32.36

•	Board and Senior Management

The Bank’s Board of Directors is currently made up of thirteen regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. During fiscal year 2016, due to the reorganization of the Board, some of them were elected for shorter periods. Directors are elected and proposed by the Shareholders’ Meeting. Once they are elected, the Central Bank is in charge of confirming their appointment, expressly authorizing them to take over their positions, under the terms of qualification and experience, assessment contained in regulations CREFI 2, Creation, Operation and Expansion and XV Authorities of Financial institutions.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting makes the proposal for appointing the directors and on a regular basis during their term of office.

Currently, six directors are independent, according to the guidelines set by CNV regulations and the provisions of the revised text of the Central Bank’s Guidelines for Guidelines for Corporate Governance in Financial Institutions.

BANCO MACRO SA AND SUBSIDIARIES

Senior Management is directed by a General Manager appointed by the Board and is formed by twelve managers that report directly to the General Manager, and additionally three staff areas that report directly to the Board.

Committes

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank’s activities, and appoint its members. The following committees currently operate in the Bank:

Committee	Roles
Audit Committee CNV	They are established in Capital Markets Law and its administrative order.

Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Comprehensive Risk Management Committee	Monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Receivables Committee	Approving credit transactions based on credit capacity.

Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.

Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (445) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 4.1. (see also Note 9.).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 14, respectively.

BANCO MACRO SA AND SUBSIDIARIES

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

BANCO MACRO SA AND SUBSIDIARIES

As established by the legislation (Argentine General Business Associations Law No. 19550), specific applicable regulations (Capital Market Law and its administrative order), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in the notes to the financial statements. Such transactions are carried out under usual market conditions. See also Note 9.

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

20.	SUMMARY JUDGMENTS AND PENALTIES APPLIED BY CERTAIN REGULATORS AGAINST BANCO MACRO S.A AND BANCO DEL TUCUMÁN S.A.

The Central Bank Communiqué “A” 5689, as supplemented, requires banks to disclose in their financial statements certain information regarding summaries and penalties received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of December 31, 2017 is disclosed below:

20.1.	Summary Judgments initiated by the Central Bank:

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

Status: On 12/29/2011, Federal Court No. 1 of Tucumán decided to declare the criminal action to be extinguished for being barred by the statute of limitations based on the facts. On 02/01/2012, this resolution was appealed by the Federal Prosecutor’s Office No. 1 of Tucumán. On 07/31/2013 the Court of Appeals confirmed that resolution and subsequently, the case was filed to the Criminal Appeals Court, Courtroom I, due to an appeal filed by the prosecutor. On May 26, 2016, Courtroom I sustained the criminal appeal, and revoked the issued resolution, therefore a new resolution must be issued following the guidelines of the decision. The facts that gave rise to the Criminal Foreign Exchange Regime Summary, would be barred by the statute of limitations.

BANCO MACRO SA AND SUBSIDIARIES

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infringement of article No. 1 incs e) and f) of the Criminal Foreign Exchange Law (“CFEL”), and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: On 11/11/2015, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. In addition, by Resolution dated 05/23/2016, the Central Bank decided not to admit statute-barred of the criminal foreign exchange action, appealed by the responsible. On 05/31/2016, an annulment petition with a subsidiary appeal was filed against the Central Bank’s Resolution. On 07/11/2016, the Central Bank decided not to admit the annulment petition. Against such resolution, on 07/15/2016, the Bank filed a brief to the proper Economic Criminal Trial Court related to actions provided by Art. 9 of the CFEL, whereby it formulates the right to reissue the proposition based on that the criminal foreign exchange infraction has become statute-barred. On 08/09/2016, the Bank submitted a closing argument brief as a result of that the probatory period was ended and on 08/18/2016 a new brief was filed, requesting the use of retrospective application of the most benign foreign exchange rule. As of the date, it is pending resolution by the Central Bank.

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

BANCO MACRO SA AND SUBSIDIARIES

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible, subject to the devolutive effect of the direct remedy. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). On December 2015, the penalty amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Courtroom II of CNACAF. On 05/10/2016 the Courtroom II of CNACAF confirmed the fines imposed by the Central Bank. As a result, the bank filed a federal extraordinary appeal, which was dismissed by the Courtroom II of CNACAF on 08/02/2016. On 08/16/2016, representing the Bank and Mr. Carlos Soulé and as a consequence of the denial of a federal extraordinary appeal, a petition for denied appeal was filed to the Argentine Supreme Court (CSJN), which, as of the date, is in process.

Financial summary: No. 1401 dated 08/14/2013.

Reason: due to alleged infringement of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank’s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Courtroom IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed to the Central bank about the appeal presented by Banco Macro. On 07/13/2016 the Courtroom IV of CNACAF sustained the appeal filed by the bank and annulled the resolution imposed. The Central Bank filed a federal extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 the Courtroom IV of CNACAF dismissed the extraordinary appeal. On 09/14/2016 the Central Bank formulated a petition for denied appeal to the CSJN, which is pending resolution.

20.3.	Penalties imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718

Responsible: Banco Macro SA and officers in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Courtroom III resolved (i) related to transactions performed between 10/11/2006 to 08/22/2007, decided that at the time of the file, the UIF punitive authority has become statute-barred, annulling UIF resolution No. 72/2001, (ii) related to transactions performed since 03/05/2007 and between 04/17/2007 to 08/22/2007, decided to refer proceedings to UIF, for a new resolution and readjusting the fines imposed in the same resolution against the Bank and Messrs Juan Pablo Brito Devoto and Luis Carlos Cerolini. Against such sentence, the Bank and the UIF filed an extraordinary federal remedy. On April 25, 2017, those remedies were dismissed by the Court. On May 10, 2017 both the bank and the UIF, filed petitions for denied appeals with the CSJN, which as of the date are still pending resolution.

File: No.248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014

Reason: Alleged failure to prepare certain reports on suspicious transactions regarding alleged cases of noncompliance in certain customer files. Penalty amount: 330.

Responsible: Banco Macro SA, Directors and officers in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antoni Alvarez Agis, Marcos Brito and Rafael Magnanini – as Directors of Banco Macro SA).

Status: After being notified about the commencement of the summary proceedings, on 05/08/2015, the Bank filed its defense, offering evidence and requesting an acquittal. On 12/26/2016 the UIF issued Resolution 164/16, imposing a fine on the persons subject to the summary proceedings, resolving favorably the lack of passive legitimations of Mr. Carballo and Mr. Magnanini. On 01/30/2017, the fine was paid, subject to the devolutive effect of the remedy. On 03/13/2017, a direct appeal was filed against such resolution, which was lodging of the Courtroom III of CNACAF, under “Banco Macro SA and other against UIF – Criminal Code – law 25246 – Decree. 290/07 art. 25” (file Nº 13500/2017). As of the date, the file is pending definite resolution by the Courtroom III of the CNACF.

BANCO MACRO SA AND SUBSIDIARIES

•	Ended summaries

Financial Summary: No. 1227 dated on 04/10/2008 in relation to two capital contributions to its subsidiaries Sudbank SA and Trust Company Ltd. (currently, Macro Bank Ltd), which ended up in favor of the Bank, as the CNACAF declared on November 24, 2015, the nullity of the extraordinary instance filed by the Central Bank.

Criminal Foreign Exchange Regime Summary: No. 5645 dated on 01/07/2017 related to foreign exchange transactions allegedly performed without Central Bank authorization, which ended up in favor of the Bank, as resolved on October 29, 2016, by Criminal Economic Federal Trial Court No. 11.

Files: No. 62/2009 (extension) dated on 06/09/2011 in relation to foreign currency purchase transaction for an amount of 538 and No. 6614/2011 dated on 12/28/2011 for an amount of 843, which ended up in favor of the Bank, as the    CSJN dismissed on April 25, 2017, the petition for the denied appeal file by UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Files: No. 6338/2011 dated on 11/23/2011 in relation to foreign currency purchase transaction for an amount of 2,136 and No. 160/2012 dated on 05/10/2012 for an amount of 376, which ended up in favor of the Bank, as the CSJN dismissed on 05/09/2017, the petition for denied appeal filed by the UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Files: No. 6407/2011 dated on 11/23/2011 in relation to foreign currency purchase transaction for an amount of 802, No. 6612/2011 dated on 12/28/2011 for an amount of 688 and No. 517/2012 dated on 06/12/2012, which ended up in favor of the Bank as the CSJN dismissed on 06/06/2017, the petition for denied appeal filed by the UIF. Thus the court of appeals ´decision revoking the fined imposed became final.

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011 related to a supposed infringement of article No. 1 incs. e) and f) and No. 2 inc f) of the CFEL, upon performing foreign exchange transactions with a disqualified customer without Central Bank authorization, which ended up in favor of the Bank, since on July 26, 2017, the court ruled that an artificial person may be penalized based on the acts carried out by its representatives and agents. In the case under analysis, since the natural persons were acquitted, the court understood that nothing should be resolved with respect to the Bank. The decision is final and it will not be appealed by the Bank.

File (UIF): No. 6420/2011 dated 11/23/2011 in relation to foreign currency purchase transactions for an amount of 822, which ended up in favor of the Bank pursuant to the CSJ resolution dated May 23, 2017, which decided to sustain the petition for denied appeal filed by the Bank to declare the applicability of the extraordinary appeal and to abrogate the decision pronounced by Courtroom II of the CNACAF, which had confirmed the fines imposed by the UIF, plus legal costs. Therefore, it was resolved that the case file should return to the CNACAF for the pronouncement of the new decision. Thus, on August 22, 2017, Courtroom II of the CNACAF decided to declare the UIF’s punitive power to be statute-barred with respect to the person subject to the summary proceedings, and to render UIF resolution No. 124/2014 ineffective in relation to such person. The case has been closed.

The fines imposed through files No. 6406/2011 dated on 11/23/2011, transactions involving the purchase of foreign currency for an amount of 677 and No. 6491/2011 dated on 12/07/2011, transactions involving deposit in checking account at Banco Suquía SA for an amount of 791, were completed in the Bank’s favor, through the dismissal of both motions by the CSJN on 04/05/2016. On April 2016, as a consequence of Central Bank Communiqué “A” 5940, the penalty amount related to those UIF were derecognized against “prior years adjustment”.

Although, penalties do not involve material amounts, as of the date of issuance of these consolidated financial statements, the total amount of monetary penalties received, pending to be paid for been appealed or about to be appealed, amounted to 718 which was recorded according to Communiqués “A” 5689 and “A” 5940 of Central Bank, as supplemented.

Additionally, there are pending summaries at CNV and the UIF, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: alleged infringement with the obligation to inform a “Significant Event”.

BANCO MACRO SA AND SUBSIDIARIES

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

Status: On 10/28/2014, the bank and the natural persons subject to summary proceedings, filed its defense, offering evidence and requesting an acquittal. On 08/03/2015, the evidence period was ended and on 08/19/2015, the closing argument brief was submitted. As of the date, is pending resolution.

File: No. 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential failure to comply with section 59, Law No. 19550 and item 1, Chapter 6, section 19, Part IV of Chapter II under CNV Regulations (as enacted in 2013 and as amended) in force at the time of the events under analysis.

Responsible: Banco Macro SA, in its capacity as an agent for the custody of mutual funds group investment products, Directors and member of the audit committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: on 07/28/2017 the Bank and responsibles were notified about the opening of the reference proceedings, whereby they were granted ten business days to file a presentation. On August 11, 2017, the bank filed a defense, arguing that the charge was null and void, that the administrative criminal action had become statute-barred and that the persons subject to the summary proceedings were not liable for the facts under investigation, since the Bank is not responsible for overseeing the facts subject to the summary proceedings because such oversight obligation is not part of its role as custodian. On 06/12/2017, the preliminary hearing was held and the summary proceedings were submitted for the consideration of the CNV, which will decide whether it will be opened for trial or whether the substance of the case will be resolved directly.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017

Reason: alleged noncompliance with the contents of the Procedure Manual for the Prevention of Money Laundering and Terrorism Financing as comprehensive settlement and clearing agent upon a CNV inspection, and with the internal audit process related its status as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Responsible: Banco Macro SA, members of the administrative body during the period related to this summary (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolas Alejandro Todesca, Carlos Alberto Giovanelli, Jose Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martín Monge Varela and Luis Cerolini as Compliance Officer and member of the administrative body).

Status: On 3/8/2018, the Bank and the natural persons subject to summary proceeding filed their defense. Additionally, UIF disposed the opening of the evidence proceedings, which the Bank filed informative officio on 03/28/2018 and 04/03/2018 to the Central Bank and CNV

The Bank Management and its legal advisors consider no further significant accounting effects could arise from the effect of the above mentioned situations.

21.	BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	As of December 31,
	2017	2016
ASSETS
Cash	19,735,344	21,394,875
Government and private securities	1,052,930	1,636,378
Loans	18,693,637	10,088,318
Other receivables from financial intermediation	2,313,668	524,146
Receivables from financial leases	14,214
Investments in other companies	1,573	1,325
Other receivables	685,658	340,150
Items pending allocation	13,096	4,618

Total	42,510,120	33,989,810

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2017	2016
LIABILITIES
Deposits	31,150,603	23,299,432
Other liabilities from financial intermediation	2,653,542	2,827,425
Other liabilities	48,228	1,695
Subordinated Corporate Bonds	7,589,940	6,407,840
Items pending allocation	1,616	137

Total	41,443,929	32,536,529

22.	INTEREST-BEARING DEPOSITS WITH OTHER BANKS

“Cash” includes interest-bearing deposits in foreign banks totaling 2,502,675 and 648,060 as of December 31, 2017 and 2016, respectively.

Those interest-bearing deposits in foreign banks yielded a nominal annual interest rate of approximately 0.57% and 0.1114% as of December 31, 2017 and 2016, respectively.

In 2017 and 2016 the deposits with the Central Bank and other Banks did not bear any interest.

23.	GOVERNMENT AND PRIVATE SECURITIES

	As of December 31,
	2017	2016
GOVERNMENT SECURITIES
Government securities at market value In pesos:
Discount bonds at 5.83% – Maturity: 2033	282,984	1,422,251
Consolidation bonds – 8° Serie – Maturity: 10-04-2022	185,969	214,751
Federal government bonds at Badlar Private + 250 basis point - Maturity: 2019	75,402	30,221
Par bonds at variable rate – Maturity: 12-31-2038	40,436	3,157
Secured bonds under Presidential Decree 1579/02 at 2% - Maturity: 02-04-2018	34,925	65,962
Federal government treasury bonds at fixed rate – Maturity: 10-17-2023	22,703	—
Federal government treasury bonds at monetary policy rate – Maturity: 06-21-2020	4,290	—
Federal government treasury bonds – Maturity: 10-03-2021	1,525	—
Federal government bonds adjusted by CER – Maturity: 07-22-2021	1,387	7,394
Federal government treasury bonds at fixed rate – Maturity: 09-19-2018	598	5,100
Other	2,347	221,442

Subtotal Government securities at market value - In pesos	652,566	1,970,278

In foreign currency:
US Treasury Bill – Maturity: 01-18-2018	450,342	—
Federal government bonds in US dollars at 8.75% – Maturity: 2024	350,293	289,758
US Treasury Bill – Maturity: 01-11-2018	243,995	—
Federal government bonds in US dollars at 5.625% - Maturity: 01-26-2022	6,250	—
Federal government bonds in US dollars - Maturity: 01-26-2027	951	—
Treasury Bill in US dollars – Maturity: 02-09-2018	632	—
Federal government bonds at fixed rate – Maturity: 12-31-2033	351	—
Discount bonds in US dollars at 8.28% - Maturity: 2033 ( under New York state legislation)	116	—
US Treasury Bill – Maturity: 01-12-2017	—	427,916
US Treasury Bill – Maturity: 01-05-2017	—	110,949
Other	—	11,937

Subtotal Government securities at market value – In foreign currency	1,052,930	840,560

Subtotal Government securities at market value	1,705,496	2,810,838

Government securities at amortized cost In pesos:
Debt Securities of Province of Río Negro – Maturity: 07-06-2020	285,101	—
Debt Security of the City of Buenos Aires Class 23 at variable rate – Maturity: 02-22-2028	124,629	—
Province of Neuquén guarantee Treasury Bills Class 2 Serie II – Maturity: 06-06-2018	15,114	145,006
Province of Tucumán bonds – 1° Serie – Maturity: 2018	215	1,370
Province of Buenos Aires debt securities Serie 1, Class 2 – Maturity: 12-06-2019	—	338,086
Federal government bonds at Badlar Private + 250 basis point - Maturity: 2019	—	106,508
Province of Rio Negro Treasury Bills Class 1 Serie VI – Maturity: 03-15-2017	—	95,439
Province of Neuquén Treasury Bills – Maturity: 09-09-2020	—	71,202
Municipality of Córdoba City Treasury Bills Serie 23 – Maturity: 03-30-2017	—	9,880
Municipality of Córdoba City Treasury Bills Serie 21 – Maturity: 03-21-2017	—	7,399

Subtotal Government securities at amortized cost – In pesos	425,059	774,890

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2017	2016
GOVERNMENT SECURITIES
In foreign currency:
Treasury Bills in US dollars – Maturity: 03-20-2017	—	787,649
Treasury Bills in US dollars – Maturity: 07-03-2017	—	7,112
Treasury Bills in US dollars – Maturity: 02-20-2017	—	1,057
Subtotal Government securities at amortized cost – In foreign currency	—	795,818
Subtotal Government securities at amortized cost	425,059	1,570,708
Instruments issued by the Central Bank of Argentina
In pesos:
Listed Central Bank of Argentina bills and notes (Lebacs)	34,248,189	964,212
Unlisted Central Bank of Argentina bills and notes (Lebacs)	2,699	14,181,042

Subtotal instruments issued by Central Bank of Argentina – In pesos	34,250,888	15,145,254

Total government securities (1)	36,381,443	19,526,800

PRIVATE SECURITIES
Investments in listed private securities – Shares In pesos:
Bolsas y Mercados Argentinos SA	170,000	—
Grupo Financiero Valores SA	70,834	—
Laboratorios Richmond SACIF	2,363	—
Siderar SAIC	—	106,938
Petrolera Pampa SA	—	90,261
Aluar Aluminio Argentino SAIC	—	78,791
YPF SA	—	25,190
Molinos Río de la Plata SA	—	18,289

Subtotal investment in listed private securities – Shares - In pesos	243,197	319,469

Total private securities	243,197	319,469

Total government and private securities	36,624,640	19,846,269

(1)	As of December 31, 2017 includes instruments issued by Central Bank and government securities under reverse repurchase agreements for an amount of 1,580,418 and 10,870 respectively and as of December 31,2016, includes government securities under reverse repurchase agreements for an amount of 19,335.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
GOVERNMENT SECURITIES
Government securities at market value In pesos:	36,343	269,879	136,051	210,226	67	652,566

Discount bonds at 5.83% – Maturity: 2033	—	—	113,194	169,790	—	282,984
Consolidation bonds – 8° Serie - Maturity: 10-04-2022	—	185,969	—	—	—	185,969
Federal government bonds at Badlar Private + 250 basis point - Maturity: 2019	—	75,402	—	—	—	75,402
Par bonds at variable rate – Maturity: 12-31-2038	—	—	—	40,436	—	40,436
Secured bonds under Presidential Decree 1579/02 at 2% - Maturity: 02-04-2018	34,925	—	—	—	—	34,925
Federal government treasury bonds at fixed rate – Maturity: 10-17-2023	—	—	22,703	—	—	22,703
Federal government treasury bonds at monetary policy rate – Maturity: 06-21-2020	—	4,290	—	—	—	4,290
Federal government treasury bonds – Maturity: 10-03-2021	—	1,525	—	—	—	1,525
Federal government bonds adjusted by CER – Maturity: 07-22-2021	—	1,387	—	—	—	1,387
Federal government treasury bonds at fixed rate – Maturity: 09-19-2018	598	—	—	—	—	598
Other	820	1,306	154	—	67	2,347

BANCO MACRO SA AND SUBSIDIARIES

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Without due date	Total
	Book value
In foreign currency:	694,969	239,685	117,995	281	—	1,052,930

US Treasury Bill – Maturity: 01-18-2018	450,342	—	—	—	—	450,342
Federal government bonds in US dollars at 8.75% – Maturity: 2024	—	233,435	116,858	—	—	350,293
US Treasury Bill – Maturity: 01-11-2018	243,995	—	—	—	—	243,995
Federal government bonds in US dollars at 5.625% - Maturity: 01-26-2022	—	6,250	—	—	—	6,250
Federal government bonds in US dollars - Maturity: 01-26-2027	—	—	951	—	—	951
Treasury Bill in US dollars – Maturity: 02-09-2018	632	—	—	—	—	632
Federal government bonds at fixed rate – Maturity: 12-31-2033	—	—	140	211	—	351
Discount bonds in US dollars at 8.28% - Maturity: 2033 ( under New York state legislation)	—	—	46	70	—	116

Government securities at amortized cost In pesos:	15,329	285,101	—	124,629	—	425,059

Debt Securities of Province of Río Negro – Maturity: 07-06-2020	—	285,101	—	—	—	285,101
Debt Security of the City of Buenos Aires Class 23 at variable rate – Maturity: 02-22-2028	—	—	—	124,629	—	124,629
Province of Neuquén guarantee Treasury Bills Class 2 Serie II – Maturity: 06-06-2018	15,114	—	—	—	—	15,114
Province of Tucumán bonds – 1° Serie – Maturity: 2018	215	—	—	—	—	215
Instruments issued by the Central Bank of Argentina In pesos:	34,250,888	—	—	—	—	34,250,888

Listed Central Bank of Argentina bills and notes (Lebacs)	34,248,189	—	—	—	—	34,248,189
Unlisted Central Bank of Argentina bills and notes (Lebacs)	2,699	—	—	—	—	2,699
Total Government securities	34,997,529	794,665	254,046	335,136	67	36,381,443

PRIVATE SECURITIES
Investments in listed private securities – Shares In pesos:	—	—	—	—	243,197	243,197

Bolsas y Mercados Argentinos SA	—	—	—	—	170,000	170,000
Grupo Financiero Valores SA	—	—	—	—	70,834	70,834
Laboratorios Richmond SACIF	—	—	—	—	2,363	2,363

Total private securities	—	—	—	—	243,197	243,197

Total government and private securities	34,997,529	794,665	254,046	335,136	243,264	36,624,640

24.	LOANS

Description of certain categories of loans in the accompanying Balance Sheets include:

a.	Non-financial government sector: loans to the government sector, excluding government owned financial institutions.

b.	Financial sector: mainly, refers to short-term loans to financial institutions.

c.	Non-financial private sector and foreign residents: loans given to the private sector (excluding financial institutions) and residents outside Argentina.

The classification of the loan portfolio in this regard was as follows:

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
Description	2017	2016
Non-financial government sector	1,797,341	1,532,532
Financial sector	3,271,837	1,730,620
Non-financial private sector and foreign residents
Commercial
- With Senior “A” guarantees	3,830,433	2,506,658
- With Senior “B” guarantees	7,403,478	5,188,140
- Without Senior guarantees	30,854,208	22,409,087
Consumer
- With Senior “A” guarantees	2,147,864	777,808
- With Senior “B” guarantees	7,189,466	2,518,556
- Without Senior guarantees	78,160,185	53,140,111
Less: Allowance	(2,654,586)	(1,830,505)

Total loans, net of allowances	132,000,226	87,973,007

Senior “A” guarantees consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of self-liquidating collateral.

Senior “B” guarantees generally consist of mortgages and other forms of collateral pledged to secure the loan amount.

“Without senior guarantees” consist, in general, of unsecured third-party guarantees.

A breakdown of total loans by geographical location of borrowers is as follows:

Geographical location	2017	2016
Argentina	134,653,647	89,785,892
Uruguay	554	643
Spain	245	240
Brazil	107	228
Panama	87	70
France	77	13
United States of America	66	95
United Kingdom	17	8
Canada	8	55
Colombia	4	16
Costa Rica	—	16,223
Mexico	—	19
Netherlands	—	7
Chile	—	3
Less: Allowance	(2,654,586)	(1,830,505)

Total loans, net of allowances	132,000,226	87,973,007

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

Economic Activity	2017	2016
Retail loans	66,303,832	41,740,476
Agricultural livestock- Forestry-Fishing- Mining - Hunting	13,852,125	8,814,256
Retail and consumer products	10,491,976	9,160,153
Foodstuff and beverages	7,456,438	5,624,698
Construction	6,013,518	3,093,077
Financial Services	3,908,209	2,731,216
Governmental services	3,668,859	2,613,850
Other services	3,546,086	2,587,890
Manufacturing and wholesale	3,543,769	2,590,603
Transportation, storage and communications	2,971,984	2,064,160
Chemicals	2,415,925	1,531,698
Real estate, business and leases	2,181,568	1,572,538

BANCO MACRO SA AND SUBSIDIARIES

Economic Activity (contd.)	2017	2016
Electricity, oil, water	1,427,690	977,057
Hotels and restaurants	204,065	213,517
Other	6,668,768	4,488,323

Total loans	134,654,812	89,803,512
Less: Allowance	(2,654,586)	(1,830,505)

Total loans, net of Allowance	132,000,226	87,973,007

25.	OTHER RECEIVABLES AND PAYABLES FROM FINANCIAL INTERMEDIATION

The breakdown of Other receivables from financial intermediation by guarantee type is as follows:

Description	As of December 31,
	2017	2016
Without preferred guarantees	13,017,399	5,553,872
Allowances	(16,664)	(240,265)

	13,000,735	5,313,607

The breakdown of private securities recorded in Other receivables from financial intermediation is as follows:

Description	As of December 31,
	2017	2016
Corporate bonds — Unlisted (1)	362,425	486,144
Certificates of participation in financial trusts — Unlisted	156,966	224,043
Debt securities in financial trusts — Unlisted	854,862	730,672

Total investments in unlisted private securities	1,374,253	1,440,859

(1)	As of December 31, 2017 and 2016, the Bank booked allowances for impairment in value amounting to 10,060 and 235,341, respectively (see also Note 28).

As of December 31, 2017, maturities for the private securities disclosed above are as follows:

	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	Without due date		Total
Corporate bonds — Unlisted	11,449	342,596	1,880	6,500	(1)	362,425
Certificates of participation in financial trusts — Unlisted	—	—	—	156,966		156,966
Debt securities in financial trusts — Unlisted	13,378	23,411	—	818,073		854,862

Total investments in unlisted private securities	24,827	366,007	1,880	981,539		1,374,253

(1)	As of December 31, 2017, this amount was included in the Bank allowances for impairment.

The Bank enters into spot and forward transactions related to government securities and foreign currencies. The Bank recognizes cash, security or currency amount to be exchanged in the future as a receivable and payable at the original transaction date. The assets and liabilities related to such transactions are as follows:

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
Description	2017	2016
Amounts receivable from spot and forward sales pending settlement
Receivables from repo transactions of government securities	1,423,051	19,138
Receivable from spot sales of government and private securities pending settlement	558,648	191,582
Receivables from spot sales of foreign currency pending settlement	152,752	86,387

	2,134,451	297,107

Securities and foreign currency receivable from spot and forward purchases pending settlement
Forward purchases of securities under repo transactions	2,993,719	1,200,994
Spot purchases of foreign currency pending settlement	1,466,684	7,071
Forward purchases of government securities pending settlement	188,248	—
Spot purchases of government and private securities pending settlement	151,045	50,966

	4,799,696	1,259,031

Amounts payable for spot and forward purchases pending settlement
Payables for forward purchases of securities under repo transactions	2,690,074	1,096,380
Payables for spot purchases of foreign currency pending settlement	1,469,274	7,136
Other payables for spot purchase pending settlement	338,289	156,625
Payables for forward purchases of securities under repo transactions	187,686	—
Payables for spot purchases of government securities pending settlement	149,801	50,555

	4,835,124	1,310,696

Securities and foreign currency to be delivered under spot and forward sales pending settlement
Forward sales of government securities under repo transactions	1,594,530	19,349
Spot sales of government and private securities pending settlement	241,704	50,875
Spot sales of foreign currency pending settlement	152,636	86,312

	1,988,870	156,536

These instruments consist of foreign currency and securities contracts (spot and forward purchases and sales), whose valuation method is disclosed in Note 4.5.g). The fair value of these instruments were:

	End-of-year fair value
Description	2017	2016
Assets	4,799,713	1,259,068
Liabilities	1,988,966	156,536

Premiums on these instruments have been included in the “Financial income” and “Financial expense” captions of the consolidated statements of income of each year.

26.	BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

26.1	Premises and Equipment

The major categories of the Bank’s premises and equipment, and related accumulated depreciation are presented in the following table:

BANCO MACRO SA AND SUBSIDIARIES

	As of December, 31
Description	Estimated useful life (years)	2017	2016
Buildings	50	1,124,435	1,035,300
Furniture and facilities	10	370,633	322,117
Machinery and equipment	5	1,066,966	820,551
Vehicles	5	117,517	97,580
Accumulated depreciation		(1,057,367)	(815,456)

Total		1,622,184	1,460,092

Depreciation expense was 249,536, 205,122 and 170,613 as of December 31, 2017, 2016 and 2015, respectively.

26.2	Other assets

Other assets consisted of the following as of December 31, 2017 and 2016:

	As of December, 31
Description	Estimated useful life (years)	2017	2016
Works in progress (1)	—	2,045,766	1,217,784
Works of art	—	14,819	10,786
Prepayments for the purchase of assets	—	176,173	163,581
Foreclosed assets	50	240,399	113,244
Stationery and office supplies	—	33,960	39,621
Other assets (2)	50	530,355	453,664
Accumulated depreciation		(22,719)	(17,934)

Total		3,018,753	1,980,746

(1)	As of December 31, 2017 and 2016, it includes 1,777,472 and 1,158,310, respectively, related to a new corporate building tower that is being constructed by the Bank. See also Note 35.16.
(2)	Mainly includes improvements to properties leased by the Bank to be used in the normal course of business.

Depreciation expense was 5,689, 5,264 and 3,748 as of December 31, 2017, 2016 and 2015, respectively.

26.3.	Operating Leases

As of December 31, 2017, the Bank’s branch network includes certain branches that were located in properties leased to the Bank (some of which are renewable for periods between 2 and 10 years).

The estimated future lease payments in connection with these properties are as follows:

Fiscal year end	Amounts
2018	163,107
2019	115,449
2020	72,724
2021	28,847
2022	6,363
2023 and after	—

Total	386,490

BANCO MACRO SA AND SUBSIDIARIES

As of December 31, 2017, 2016 and 2015, rental expenses amounted to 227,032, 197,095 and 137,288, respectively. As of such dates, there are no contractual obligations with separate amounts of minimum rentals, contingent rentals, and sublease rental income.

27.	INTANGIBLE ASSETS

27.1	Goodwill:

As of December 31, 2017 and 2016 goodwill breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2017	2016
Goodwill for the purchase of Banco Privado de Inversiones S.A.	10	—	20,608

Total		—	20,608

On September 22, 2010, the Bank acquired 100% of the capital stock of Banco Privado de Inversiones SA in the amount of USD 23.3 million, out of which, USD 10.4 million was related to an escrowed amount, as provided in the purchase agreement. The assets transferred amounted to 403,686 and the liabilities assumed amounted to 368,034.

Under Central Bank rules, as a result of the acquisition, the Bank booked a positive goodwill amounting to 56,205, which is amortized over ten years and no impairment is required. During 2017, this goodwill was fully amortized.

Amortization expense on goodwill was 20,608, 10,076 and 14,052 as of December 31, 2017, 2016 and 2015, respectively.

27.2.	Organization and development costs:

As of December 31, 2017 and 2016, the organization and development costs breakdown is as follows:

	As of December 31,
Description	Estimated useful life (years)	2017	2016
Cost from information technology projects (a)	5	830,783	573,165
Other capitalized cost (b)	5	53,064	70,298

Total		883,847	643,463

(a)	Under Central Bank rules, the Bank records as expense software cost relating to preliminary application development and post-implementation stages of software development.

(b)	Under Central Bank rules, the Bank records cost inherent to the improvements in building leased.

Amortization expense was 274,999, 197,052 and 150,619 as of December 31, 2017, 2016 and 2015, respectively, which was recorded in Administrative expenses and Other expenses.

Intangible assets changed as follows during fiscal years ended December 31, 2017, 2016 and 2015:

BANCO MACRO SA AND SUBSIDIARIES

	Fiscal year ended December 31,
	2017	2016	2015
Balance at the beginning of the fiscal year	664,072	495,099	409,150
Additions	515,735	376,577	250,752
Decreases	(353)	(476)	(132)
Amortization expense (1)	(295,607)	(207,128)	(164,671)

Balance at the end of the fiscal year	883,847	664,072	495,099

(1)	See Note 31.

28.	ALLOWANCES AND PROVISIONS

The Bank had recorded allowances and provisions for:

•	Loans and receivables from financial leases: recorded in compliance with the provision of Communiqué “A” 2950, as supplemented, of the Central Bank, taking into account Note 4.5.f).

•	Other receivables from financial intermediation: recorded in compliance with the provision of Communication “A” 2950, as supplemented, of the Central Bank, taking into account Notes 4.5.f) and 4.5.g.3).

•	Investment in other companies: recorded to cover possible impairment risk arising from investments in other companies.

•	Other receivables: recorded to cover collectibility risks of other receivables.

•	Contingent commitments: recorded under Central Bank’s rules to cover contingent losses related to loan commitments. These amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450 “Contingencies”.

•	Other loss contingencies: mainly includes labor litigation and customer and other third-party claims. The amounts have been accrued in accordance with Central Bank’s rules, which are similar to FASB ASC 450.

•	Difference from court deposit dollarization: recorded under Central Bank’s rules to cover the difference from court deposit dollarization.

The followings are the changes in the Bank’s allowances and provisions:

	As of December 31, 2017
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge Off	Balance at the end of the fiscal year
Allowances
- Loans	1,830,505	1,731,566	(21,272)	(886,213)	2,654,586
- Other receivables from financial intermediation	240,265	10,220	(2,755)	(231,066)	16,664
- Receivables from financial leases	3,993	2,540	(46)	—	6,487
- Investment in other companies	1,586	465	(1,361)	—	690
- Other receivables	4,148	999	—	(16)	5,131

Total of allowances	2,080,497	1,745,790	(25,434)	(1,117,295)	2,683,558

Provisions
- Contingent commitments	271,039	717,518	(5)	(294,351)	694,201
- Other loss contingencies	54,858	1,185	(56,043)	—	—
- Difference from court deposit dollarization	9,110	—	(8,062)	(330)	718

Total of provisions	335,007	718,703	(64,110)	(294,681)	694,919

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31, 2016
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge Off	Balance at the end of the fiscal year
Allowances
- Loans	1,495,964	1,223,678	(64,796)	(824,341)	1,830,505
- Other receivables from financial intermediation	243,028	7,604	(4,755)	(5,612)	240,265
- Receivables from financial leases	5,352	32	(1,391)	—	3,993
- Investment in other companies	1,595	30	(19)	(20)	1,586
- Other receivables	4,596	277	(80)	(645)	4,148

Total of allowances	1,750,535	1,231,621	(71,041)	(830,618)	2,080,497

Provisions
- Contingent commitments	6,590	547	(7,137)	—	—
- Other loss contingencies	196,506	192,061	(2)	(117,526)	271,039
- Difference from court deposit dollarization	44,645	10,213	—	—	54,858
- Administrative, disciplinary and criminal sanctions	10,284	330	(1,504)	—	9,110

Total of provisions	258,025	203,151	(8,643)	(117,526)	335,007

	As of December 31, 2015
	Balance at the beginning of the fiscal year	Increase	Reversals	Charge Off	Balance at the end of the fiscal year
Allowances
- Loans	1,186,044	1,057,228	(11,967)	(735,341)	1,495,964
- Other receivables from financial intermediation	235,755	14,568	(2,424)	(4,871)	243,028
- Receivables from financial leases	4,459	952	(25)	(34)	5,352
- Investment in other companies	1,506	252	—	(163)	1,595
- Other receivables	5,383	2,133	(160)	(2,760)	4,596

Total of allowances	1,433,147	1,075,133	(14,576)	(743,169)	1,750,535

Provisions
- Contingent commitments	2,264	4,339	(13)	—	6,590
- Other loss contingencies	138,604	163,448	(4)	(105,542)	196,506
- Difference from court deposit dollarization	31,055	16,235	(2,645)	—	44,645
- Administrative, disciplinary and criminal sanctions	—	14,152	—	(3,868)	10,284

Total of provisions	171,923	198,174	(2,662)	(109,410)	258,025

Under Central Bank rules allowances for loan losses includes allowances for “loans”, “other receivables for financial intermediation” and “receivables from financial leases”.

29.	DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION

29.1	Deposits

The aggregate amount of time deposits and investment accounts exceeding Ps.100 (thousands) or more as of December 31, 2017 and 2016 is 59,954,041 and 46,151,663, respectively.

29.2.	Central Bank of Argentina

The Bank borrowed funds under various credit facilities from the Central Bank for specific purposes, as follows:

	As of December 31, 2017			As of December 31, 2016
	Principal	Interest and CER adjustments	Rate	Principal	Interest and CER adjustments	Rate
Short–term liabilities	11,486	1	0.02%	8,296	2	0.02%
Long–term liabilities	—	—		104	1	1.92%

Total	11,486	1		8,400	3

BANCO MACRO SA AND SUBSIDIARIES

Accrued interest is included in the “Central Bank of Argentina” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.3.	International banks and institutions

The Bank borrowed funds under various credit facilities from International banks and institutions for specific purposes, as follows:

	As of December 31, 2017			As of December 31, 2016
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	167,378	2,341	2.71%	128,912	1,004	3.93%

Total	167,378	2,341		128,912	1,004

Accrued interest is included in the “Accrued interest, adjustments, foreign exchange and quoted price differences payable” under the “Other Liabilities from Financial Intermediation” in the accompanying Consolidated Balance Sheets. Amounts are unsecured.

29.4.	Financing received from Argentine financial institutions

The Bank borrowed funds under various credit facilities from the Argentine financial institutions for specific purposes, as follows:

	As of December 31, 2017			As of December 31, 2016
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities	865,706	7,844	6.33%	101,085	17,178	24.60%
Long–term liabilities	128,398	—	14.00%	19,483	3,050	14.93%

Total	994,104	7,844		120,568	20,228

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

Maturities of the long-term liabilities in the table above for each of the following periods are as follows:

Periods	As of December 31, 2017
2019	34,289
2020	37,810
2021	41,849
2022	14,450

128,398

29.5.	Other

The rest of liabilities included in “Other liabilities from financial intermediation” are liabilities assumed for the Bank, mainly related to operating banking activities.

	As of December 31, 2017			As of December 31, 2016
	Principal	Interest	Rate	Principal	Interest	Rate
Short–term liabilities (1)	9,636,586	747	0.02%	6,971,882	352	0.01%
Long–term liabilities (2)	160,376	1,599	6.59%	123,492	1,537	6.39%

Total	9,796,962	2,346		7,095,374	1,889

(1)	Includes mainly pending settlement transactions and payment accounts.

BANCO MACRO SA AND SUBSIDIARIES

(2)	Includes the liability assumed with SEDESA related to the acquisition of preferred shares of former Nuevo Banco Bisel S.A. in the amount of 102,006 and 98,082 as of December 31, 2017 and 2016, respectively (see Note 15.6.4).

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

These expenses aggregated 1,021,079, 812,669 and 598,425 for the fiscal years ended December 31, 2017, 2016 and 2015, respectively, and are included in the “Administrative expenses—Personnel expenses” account.

31.	CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET

The presentation of consolidated financial statements under Central Bank’s rules differs significantly from the format required by the US SEC under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). These consolidated financial statements were prepared using the measurement methods provided by Central Bank, but under US SEC presentation requirements:

BANCO MACRO SA AND SUBSIDIARIES

Consolidated Statements of Income	2017	2016	2015
Interest and fees on loans	28,182,328	22,165,892	15,412,945
Interest on bearing deposits with other banks	13,676	1,199	155
Interest on other receivables from financial intermediation	194,924	190,241	109,151
Interest on securities and foreign exchange purchased under resale agreements	655,742	128,401	128,562
Securities gains, net	6,233,424	6,084,836	3,930,377
Other interest income	150,509	182,953	116,040

Total interest income	35,430,603	28,753,522	19,697,230

Interest on deposits	9,312,932	10,373,571	6,774,958
Interest on securities and foreign exchange purchased under resale agreements	112,796	50,828	8,136
Interest on short-term borrowings	97,085	165,261	25,368
Interest on long-term debt	974,607	277,045	219,232

Total interest expense	10,497,420	10,866,705	7,027,694

Net interest income	24,933,183	17,886,817	12,669,536
Provision for loan losses, net (1)	(1,314,765)	(855,653)	(729,124)

Net interest income after provision for loan losses	23,618,418	17,031,164	11,940,412

Service charges on deposit accounts and other fees	6,299,425	4,597,495	3,561,203
Credit-card service charges and fees	2,400,373	1,918,548	1,399,351
Other commissions	242,916	156,080	115,093
Foreign currency exchange trading income	160,838	134,803	100,581
Income from equity in other companies	286,344	93,671	78,602
Foreign exchange, net	1,513,501	516,894	653,120
Other	1,366,652	1,057,393	838,208

Total non-interest income	12,270,049	8,474,884	6,746,158

Commissions	682,387	530,808	410,588
Salaries and payroll taxes	7,683,199	6,021,630	4,310,559
Outside consultants and services	357,277	275,408	211,178
Depreciation of bank premises and equipment	249,770	207,817	173,611
Rent	225,906	195,387	135,970
Stationery and supplies	43,214	38,031	34,427
Electric power and communications	348,813	281,860	171,791
Advertising and publicity	232,872	197,505	143,883
Taxes	4,184,883	3,190,991	2,132,398
Directors’ and Statutory Audits’ fee	445,122	314,522	233,030
Insurance	44,905	38,394	27,159
Security services	537,648	410,036	313,309
Maintenance, conservation and repair expenses	597,840	429,656	321,287
Amortization of organization and development costs (2)	274,658	196,717	150,437
Amortization of goodwill (2)	20,608	10,076	14,052
Provision for losses on other receivables and other allowances (3)	719,202	203,256	185,714
Other	3,982,432	2,891,153	2,186,266

Total non-interest expense	20,630,736	15,433,247	11,155,659

Income before income tax expense	15,257,731	10,072,801	7,530,911
Income tax expense	5,784,184	3,477,377	2,485,663

Income from continuing operations	9,473,547	6,595,424	5,045,248

Net income	9,473,547	6,595,424	5,045,248

Net income attributable to the noncontrolling interest	84,775	54,592	35,359

Net income attributable to the controlling interest	9,388,772	6,540,832	5,009,889

Earnings per common share attributable to controlling interest – stated in pesos (4)	14.92	11.19	8.57

BANCO MACRO SA AND SUBSIDIARIES

(1)	Mainly includes allowances for loan losses and allowances for Receivables from financial leases, net of those related to Recovered loans.
(2)	See Notes 27 and 35.5.
(3)	Mainly includes provisions for losses, and other receivables and expenses related to contingent liabilities for probable claims, lawsuit and other proceedings, including those related to labor.
(4)	An earnings per common share was computed by dividing net income by the weighted average number of outstanding common shares.

Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following table discloses the Bank’s consolidated balance sheets as of December 31, 2017, and 2016, as if the Bank followed the balance sheet disclosure requirements under Article 9:

	2017	2016
ASSETS
Cash and due from banks	31,072,899	34,704,194
Interest-bearing deposits in other banks	2,502,675	648,060
Federal Funds sold and securities purchased under resale agreements of similar arrangements	1,423,051	19,138
Trading account assets	1,832,549	3,483,687
Investment securities available for sale	36,967,211	18,236,193
Loans	136,058,342	90,855,522
Allowance for loan losses	(2,661,073)	(1,834,498)
Premises and equipment	4,628,590	3,425,762
Due from customers on acceptances	537,160	513,301
Other assets (1)	9,929,667	4,707,566

Total assets	222,291,071	154,758,925

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits	107,938,028	79,099,693
Non interest-bearing deposits	35,418,629	32,122,007
Federal Funds purchased and securities sold under repurchase agreements	4,284,604	1,096,394
Other short-term borrowings	10,811,133	8,913,605
Long-term borrowings	4,910,943	147,666
Contingent liabilities	694,919	335,007
Income tax payables	3,185,499	1,747,547
Other liabilities	3,615,088	2,087,168
Bank acceptances outstanding	537,160	513,301
Subordinated corporate bonds	7,589,940	6,407,840

Total liabilities	178,985,943	132,470,228

Common stocks	669,663	584,563
Retained appropriated earnings	20,363,386	14,384,820
Retained unappropriated earnings	9,388,772	6,732,505
Other shareholders’ equity	12,708,726	404,010
Noncontrolling interests	174,581	182,799

Total shareholders’ equity	43,305,128	22,288,697

Total liabilities and shareholders’ equity	222,291,071	154,758,925

(1)	As of December 31, 2017 and 2016, includes long-term investment for an amount of 128,845 and 11,352, respectively.

32.	OPERATIONS BY GEOGRAPHICAL LOCATION

The financial information, classified by country of office where transactions originate, is shown below:

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2017	2016	2015
Total revenues	48,052,258	37,502,469	26,633,657
Argentina	47,872,440	37,300,606	26,378,784
Bahamas	179,818	201,863	254,873
Net income	9,388,772	6,540,832	5,009,889
Argentina	9,244,381	6,367,452	4,790,561
Bahamas	144,391	173,380	219,328
Total assets	224,242,704	154,998,960	104,951,959
Argentina	222,428,560	153,533,604	102,093,543
Bahamas	1,814,144	1,465,356	2,858,416

33.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The following table shows, the notional value of options and outstanding forward contracts recorded in memorandum accounts as of December 31, 2017 and 2016:

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2017	2016
Forward sales of foreign exchange without delivery of underlying asset (a)	552,454	192,469
Forward purchases of foreign exchange without delivery of underlying asset (a)	552,301	135,597
Call options sold (b)	326,004	167,721

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.
(b)	It is related to:

(i)	A call option sold to a bank’s customer on a building received as payment of loans previously granted by it. The option’s exercise period was established from July 24, 2014 through July 31, 2016, both dates included and during this period the holder of the option has expressed the intention to exercise it. As of the date of issuance of these consolidated financial statements, and as the conditions required by the Bank were complied, the Bank authorized, as required by the holder of the option, the extension of the abovementioned terms and the transfer to a third party to acquire the building for an amount of 196,462. The sale’s instrumentation was made during January 2018.

(ii)	A call option sold on buildings received as repayment of loans previously granted by the bank. The price was set at USD 6,900,000 and the option’s exercise period from August 18, 2017 through August 18, 2018, both dates included. As of the date of issuance of these consolidated financial statements, the holder has not exercised the option.

Net income (loss) resulting from these transactions and repo and reverse repo, for the fiscal years ended December 31, 2017, 2016 and 2015, amount to income (loss) and are included in the “Financial Income - Other”:

Transactions	2017	2016	2015
Premiums on reverse repurchase agreements	655,742	128,401	128,562
Premiums on repurchase agreements	(112,795)	(50,828)	(8,137)
Forwards of foreign currency	(21,694)	46,572	48,901
Forwards purchase contracts	563	—	—

Total	521,816	124,145	169,326

33.2.	Credit-related financial instruments

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

BANCO MACRO SA AND SUBSIDIARIES

A summary of credit exposure related to these items is shown below (*):

	As of December 31,
	2017	2016
Other covered by debtors classification standards	345,984	354,315
Other guarantees provided covered by debtors classification standards	253,350	287,497
Other guarantees provided not covered by debtors classification standards	191,176	158,986
Other not covered by debtors classification standards	488,146	100,938

(*)	Most of this amount as of December 31, 2017 and 2016, have a remaining maturity of less than one year.

The Bank accounts for checks drawn thereon and on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In Management’s opinion, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in collection process are as follows:

	As of December 31,
	2017	2016
Checks drawn on the Bank pending clearing	2,032,128	1,852,989
Checks drawn on other Banks	1,266,305	1,134,949

33.3	Trust activities

See Note 14.

34.	BUSINESS SEGMENT CONSOLIDATED INFORMATION

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

In 2017 the Bank adopted the following Accounting Standards Update (ASU):

•	2016-06 – Derivatives and Hedging (Topic 815), Contingent Put and Call Options in Debt Instrument. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2016-07 – Investments – Equity Method and Joint Venture (Topic 323), Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2016-17 – Consolidation (Topic 810), Interests Held through Related Parties that are under Common Control. Under this amendment, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. There was no effect on the accompanying consolidated financial statements for the adoption of this statement.

•	2016-19 – Technical Corrections and Improvements. The amendments, effective for amendments that are subject to transition guidance, cover a wide range of Topics in the Codification. The amendments generally fall into one of the followings types of amendments: (i) Amendments Related to Differences between Original Guidance and the Codification, (ii) Guidance Clarification and Reference Corrections; (iii) Simplification and (iv) Minor Improvements. There was no effect on the accompanying consolidated financial statements for the adoption of these statements.

35.1.	Income taxes

As explained in Note 5.a), Central Bank rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations and no deferred tax and liabilities are recognized.

For purposes of US GAAP reporting, the Bank applies FASB ASC 740 “Income Taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740 requires that an allowance for deferred tax assets be provided to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FASB ASC 740-10-30-16 through 30-25, the Bank evaluates for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies.

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2017, 2016 and 2015.

BANCO MACRO SA AND SUBSIDIARIES

The Bank and its subsidiaries located in Argentina, file income tax returns in such country. The Bank is subject to Argentina income tax examination for calendar fiscal years ending 2012 through 2017 (in addition see Note 17).

Deferred tax assets and liabilities (including those related to business combinations mentioned in Note 35.7.a) and b)) are summarized as follows:

	As of December 31,
Description	2017	2016
Deferred tax assets:
Loans (mainly allowances for loan losses)	787,620	389,853
Allowance for loss contingencies	208,476	117,253
Vacation accrual	138,878	122,401
Net operating loss carry forwards	—	11
Other	44,552	34,028

Total deferred tax assets	1,179,526	663,546

Deferred tax liabilities:
Intangible assets	(249,276)	(233,406)
Property, equipment and other assets	(108,608)	(89,443)
Government and private securities	(73,891)	(50,627)
Foreign exchange difference	(65,353)	(70,126)
Other	(101,337)	(15,644)

Total deferred tax liabilities	(598,465)	(459,246)

Net Deferred tax asset before allowance	581,061	204,300

Allowance for deferred tax assets	(14,889)	(11,651)

Net deferred tax assets under US GAAP	566,172	192,649

As of December 31, 2017, there were no consolidated net operating tax loss carry forwards.

The change in the net deferred tax assets for the fiscal years presented is summarized as follows:

	As of December 31,
	2017	2016	2015
Net deferred tax assets at the beginning of the year	192,649	182,761	355,867
Net amount recorded in comprehensive income	145,767	(57,171)	(70,925)
Net deferred tax income for the year	227,756	67,059	(102,181)

Net deferred tax assets at the end of the year	566,172	192,649	182,761

The following table accounts for the difference between the actual tax provision under Central Bank regulations and the total income tax expense in accordance with US GAAP:

	Year ended December 31,
Description	2017	2016	2015
Income tax in accordance with Central Bank regulations	5,784,184	3,477,377	2,485,663
Net deferred tax income	(227,756)	(67,059)	102,181

Total income tax expense in accordance with US GAAP	5,556,428	3,410,318	2,587,844

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US GAAP (See Note 5.b.(i)):

BANCO MACRO SA AND SUBSIDIARIES

	Year ended December 31,
Description	2017	2016	2015

Pre-tax income in accordance with US GAAP	15,194,311	10,047,326	7,534,988
Statutory income tax rate	35%	35%	35%

Tax on net income at statutory rate	5,318,009	3,516,564	2,637,246

Permanent differences at the statutory rate:
- Variation of allowances for deferred tax assets	3,238	(50,701)	3,493
- Income not subject to income tax	15,863	(55,545)	(52,895)
Other (Effects of changes in tax statutory rate at temporary differences)	219,318	—	—

Income tax in accordance with US GAAP	5,556,428	3,410,318	2,587,844

In Note 35.7 the abovementioned adjustments were split considering business combinations or other adjustments.

Had US GAAP been applied, the Bank’s assets would increase by 565,902, 197,357 and 190,243 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would increase by 222,778 and 64,285 for the years ended December 31, 2017 and 2016, respectively, and would decrease by 104,939 for the year ended December 31, 2015.

Besides the adjustment abovementioned, the Bank’s assets related to income tax acquired in business combination transactions would increase by 270 as of December 31, 2017, and would decrease by 4,708 and 7,482 as of December 31, 2016 and 2015, respectively. In addition, income would increase by 4,978, 2,774 and 2,758, for the years ended December 31, 2017, 2016 and 2015, respectively. Such adjustments are included in Note 35.7 a) and b).

35.2.	Exposure to the Argentine Public Sector and Private Securities

a)	Loans—Non-financial federal government sector

As of December 2016 and 2015, the Bank had guaranteed loans acquired mainly through business combinations which were valued according to Central Bank Communiqués “A” 4898 and 5180, amounting to 717,549 and 465,193, respectively. These guaranteed loans matured during 2017 (see Note 4.5.c))

Under US GAAP, the difference between the cost of each acquired purchased credit impaired loan and its expected future cash flows is accounted for in accordance with FASB ASC 310-30 “Loans and debts acquired with deteriorated credit quality”. In accordance with this rule, the Bank should continue to estimate the cash flows expected to be collected over the life of the loan.

The effects of the adjustments required to state such amounts in accordance with US GAAP would decrease assets by 25,632 and 148,237 as of December 31, 2016 and 2015, respectively.

On the other hand, income would increase by 25,632, 122,605 and 52,013 for the years ended December 31, 2017, 2016 and 2015, respectively.

Taking into account the terms of loans to the non-financial federal government sector acquired with deteriorated credit quality and considering that, historically, the government had not prepaid them, the Bank did not expect prepayments to occur and, therefore, had concluded that such prepayments need not be considered in the determination of cash flows expected to be collected.

The following table presents the outstanding balance of loans to the non-financial federal government sector acquired with deteriorated credit quality and related carrying amount under US GAAP at the beginning and end of each year:

BANCO MACRO SA AND SUBSIDIARIES

	Outstanding balance (*) Year ended December 31,		Carrying amount Year ended December 31,
	2017	2016	2017	2016
Beginning of the year	717,549	465,193	691,917	316,956
End of year	—	717,549	—	691,917

(*)	It includes the undiscounted sum of all amounts, including principal, interest, fees and CER adjustments under the loans owed at the reporting date.

The following table reconciles the amounts of accretable yield of loans to the non-financial federal government sector acquired with deteriorated credit quality at the beginning and end of each year:

	Year ended December 31,
	2017	2016	2015
Accretable yield at the beginning	648,474	275,447	124,596
Accretion	(3,073)	(407,144)	(135,005)
Disposals (include collections)	(645,401)	—	(313)
Reclassification from nonaccretable yield	—	780,171	286,169
Accretable yield at the end	—	648,474	275,447
During 2017, 2016 and 2015, the Bank had not acquired loans or debt securities with deteriorated credit quality. In addition, the Bank applies the income recognition model required by FASB ASC 310-30.

As of December 31, 2016 and 2015, the Bank had not booked allowances for the non-financial federal government sector acquired with deteriorated credit quality.

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

Under Central Bank rules, Government and private securities were valued as explained in Notes 4.5.b.1), 4.5.b.2) and 4.5.b.5). The effects of the adjustments required to state these securities in accordance with US GAAP would decrease assets by 2,906 and 26,196 as of December 31, 2017 and 2015, respectively, and would increase assets by 5,496 as of December 31, 2016.

On the other hand, net income, excluding OCI effects, would decrease by 8,118 and 29,277 for the years ended December 31, 2017 and 2015, respectively, and would increase by 13,297 for the year ended December 31, 2016.

BANCO MACRO SA AND SUBSIDIARIES

c)	Instruments issued by Central Bank of Argentina

As of December 31, 2017, 2016 and 2015, the Bank had instruments issued by Central Bank of Argentina. Under Central Bank rules, these securities were valued at the quoted price of each security or at the cost value increased by their internal rate of return, as mentioned in Note 4.5.b.3) and 4.5.b.4).

Under US GAAP, considering what is mentioned in Note 35.2.b.1), these securities should be considered as “available for sale” and carried at fair value, with unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

The effects of the adjustments required to state such amounts in accordance with US GAAP would increase assets by 3,486, 6,686 and 4,064 as of December 31, 2017, 2016 and 2015, respectively.

On the other hand, net income, excluding OCI effects, would decrease by 88,139 and 22,149 for the years ended December 31, 2017 and 2016, respectively and would increase by 12,252 for the year ended December 31, 2015.

d)	Securities in financial trusts and other

d.1)	Available for sale securities in financial trusts and other

Under US GAAP, securities in financial trusts and other for which the Bank’s management has the intention and the ability to hold them for an indefinite period of time, but not necessarily to maturity, are classified as “available for sale securities in financial trust and other”. They are carried at fair value with the unrealized gains and losses reported as net of income tax within the shareholders’ equity accounts in accordance with FASB ASC 320.

d.2)	Trading securities in financial trusts and other

Under US GAAP, securities in financial trusts and other maintained for intermediation are classified as “trading securities in financial trusts and other” because they are bought mainly with the intent to buy and sell in the short term as part of the Bank’s trading or intermediation activities. They are carried at fair value considering their active market, with changes in fair value recorded in the consolidated statement of income.

Under Central Bank rules, these securities were valued at the cost value increased by their internal rate of return, as mentioned in Note 4.5.g.3) and 4.5.g.4).

The effects of the adjustments required to state such amounts in accordance with US GAAP, would increase assets by 802, 7,525 and 35,775 as of December 31, 2017, 2016 and 2015, respectively.

On the other hand, net income, excluding OCI effects, would decrease by 4,932 and 15,287 for the years ended December 31, 2017 and 2016, respectively and would increase by 16,527 for the year ended December 31, 2015.

The following table presents the carrying amount under Central Bank rules and fair value of public and private securities, excluding the effects of securities affected to repurchase and reverse repurchase agreements:

BANCO MACRO SA AND SUBSIDIARIES

	As for December 31,
	2017		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Trading
Government securities	778,115	774,691	2,999,923	2,999,923
Private securities and mutual funds	564,692	564,692	483,764	483,764
Securities in financial trusts and other	489,742	491,923	—	—

Total trading securities	1,832,549	1,831,306	3,483,687	3,483,687

Available for sale
Government securities	1,242,436	1,242,954	1,744,290	1,749,786
Instruments issued by Central Bank of Argentina	35,659,881	35,663,367	15,964,250	15,970,936
Securities in financial trusts and other	64,894	63,515	527,653	535,178

Total available for sale securities	36,967,211	36,969,836	18,236,193	18,255,900

Total	38,799,760	38,801,142	21,719,880	21,739,587

The carrying amount under Central Bank rules, amortized cost, net unrealized gains and the fair value of securities classified as available for sale (see Note 31) mentioned in items b.1), c) and d.1) as of December 31, 2017 and 2016, are as follows:

	As of December 31, 2017
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	1,242,436	1,226,240	16,714	1,242,954
- Instruments issued by Central Bank of Argentina	35,659,881	35,569,231	94,136	35,663,367
-Securities in financial trusts and other	64,894	64,154	(639)	63,515

Total	36,967,211	36,859,625	110,211	36,969,836

	As of December 31, 2016
	Carrying Amount	Amortized Cost	Net Unrealized Gains/(Loss)	Fair Value
- Government securities	1,744,290	1,732,788	16,998	1,749,786
- Instruments issued by Central Bank of Argentina	15,964,250	15,961,739	9,197	15,970,936
-Securities in financial trusts and other	527,653	534,026	1,152	535,178

Total	18,236,193	18,228,553	27,347	18,255,900

The proceeds from sales of available for sale securities and the gross realized gains that have been included in earnings as a result of those sales, for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Proceeds from sales As of December 31,
Available for sale securities	2017 (*)	2016 (*)	2015 (*)
- Government securities	11,196,312	1,140,567	302,169
- Instruments issued by Central Bank of Argentina	113,769,329	34,284,669	15,549,001
-Securities in financial trusts and other	—	3,215,170	1,117,304

	124,965,641	38,640,406	16,968,474

BANCO MACRO SA AND SUBSIDIARIES

(*)	As of December 31, 2017, 2016 and 2015, realized gains as a result of those sales amounted to 3,014,119, 1,232,830 and 651,133, respectively.

The amount of the unrealized gain or loss on available for sale securities, before tax, that have been included in accumulated other comprehensive income (see Note 35.21) is as follows:

Securities	2016	Increase	Decrease	2017
- Government securities	16,998	27,687	(27,971)	16,714
- Instruments issued by Central Bank of Argentina	9,197	112,674	(27,735)	94,136
-Securities in financial trusts and other	1,152	6,868	(8,659)	(639)

Total	27,347	147,229	(64,365)	110,211

Securities	2015	Increase	Decrease	2016
- Government securities	(1,397)	39,444	(21,049)	16,998
- Instruments issued by Central Bank of Argentina	(15,574)	33,563	(8,792)	9,197
-Securities in financial trusts and other	14,115	11,683	(24,646)	1,152

Total	(2,856)	84,690	(54,487)	27,347

Securities	2014	Increase	Decrease	2015
- Government securities	(25,741)	39,877	(15,533)	(1,397)
- Instruments issued by Central Bank of Argentina	(5,012)	16,987	(27,549)	(15,574)
-Securities in financial trusts and other	25,751	29,844	(41,480)	14,115

Total	(5,002)	86,708	(84,562)	(2,856)

The maturities of available for sale securities as of December 31, 2017 are as follows:

	For the year ended December 31, 2017
Securities	Within 1 year	After 1 year but within 5 years	After 5 year but within 10 years	After 10 years	Without due date	Total
- Government securities	726,065	271,985	164,719	80,185	—	1,242,954
- Instruments issued by Central Bank of Argentina	35,663,367	—	—	—	—	35,663,367
-Securities in financial trusts and other	12,703	41,951	—	—	8,861	63,515

Total	36,402,135	313,936	164,719	80,185	8,861	36,969,836

The portion of trading gains and losses for the period that relates to trading securities still held as of December 31, 2017, 2016 and 2015 are as follows:

	Gains as of December 31,
Trading Securities	2017	2016	2015
Government securities	44,702	109,413	753,163
Private securities and mutual funds	83,049	47,273	233,404

	127,751	156,686	986,567

The following table presents the gross unrealized losses and fair value of securities classified as available for sale by length of time for each category of securities that have been in a continuous loss position:

BANCO MACRO SA AND SUBSIDIARIES

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value
December 31, 2017
Government securities	(109)	694,337	(1,049)	64,991	(1,158)	759,328
Instruments issued by Central Bank of Argentina	(15,950)	3,329,550	—	—	(15,950)	3,329,550

Total	(16,059)	4,023,887	(1,049)	64,991	(17,108)	4,088,878

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value
December 31, 2016
Government securities	(11,508)	423,308	—	—	(11,508)	423,308
Instruments issued by Central Bank of Argentina	(2,588)	4,795,727	—	—	(2,588)	4,795,727
Securities in financial trusts and other	(4,994)	137,015	(991)	43,895	(5,985)	180,910

Total	(19,090)	5,356,050	(991)	43,895	(20,081)	5,399,945

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

BANCO MACRO SA AND SUBSIDIARIES

The effects of the adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 211,879, 110,485 and 38,045 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by 101,394 and 72,440 for the years ended December 31, 2017 and 2016, respectively, and would increase by 53,245 for the year ended December 31, 2015.

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

BANCO MACRO SA AND SUBSIDIARIES

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

Under the Central Bank regulations, consumer and housing borrowers are classified as follows:

Classification	Criteria

Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

BANCO MACRO SA AND SUBSIDIARIES

Classification	Criteria

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

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

Had US GAAP been applied, the Bank’s assets would decrease by 60,602, 42,238 and 33,876 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by 18,364, 8,362 and 8,212 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The following table discloses the amounts under US GAAP of specific loans considered impaired in accordance with FASB ASC 310 as of December 31, 2017 and 2016.

BANCO MACRO SA AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2017
With no related allowance recorded
Commercial
Mortgage and pledge loans	26,564	26,258	—	28,095	8,945
Other loans	1,827	1,778	—	1,825	54
Consumer
Documents	6,870	6,673	—	6,541	1,132
Mortgage and pledge loans	8,767	8,542	—	9,190	1,729
Personal loans	202,937	198,605	—	193,697	47,589
Other loans	17,036	16,744	—	16,041	2,664

Total	264,001	258,600	—	255,389	62,113

Consumer
With an allowance recorded
Commercial
Overdrafts	18,050	18,045	12,518	12,421	138
Documents	14,305	13,849	2,586	14,180	1
Mortgage and pledge loans	69,049	67,580	38,404	69,497	16,337
Credit card	3,692	3,692	1,140	2,385	—
Other loans	109,228	106,044	49,709	108,712	7,731
Consumer
Documents	6,490	6,336	2,379	6,170	829
Mortgage and pledge loans	13,214	12,923	4,138	13,325	955
Personal loans	107,732	105,409	22,493	107,601	26,904
Other loans	23,118	22,571	6,896	22,553	2,551

Total	364,878	356,449	140,263	356,844	55,446

Total Commercial	242,715	237,246	104,357	237,115	33,206
Total Consumer	386,164	377,803	35,906	375,118	84,353

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
2016
With no related allowance recorded
Commercial
Mortgage and pledge loans	19,089	18,976	—	3,803	—
Other loans	22,806	22,801	—	23,082	694
Consumer
Documents	2,584	2,504	—	2,631	866
Mortgage and pledge loans	2,342	2,222	—	2,312	288
Personal loans	104,490	101,953	—	101,664	34,047
Other loans	6,966	6,740	—	6,853	1,804

Total	158,277	155,196	—	140,345	37,699

BANCO MACRO SA AND SUBSIDIARIES

	Recorded investment	Unpaid principal balance	Related allowance	Average Recorded Investment	Interest Income recognized
With an allowance recorded
Commercial
Overdrafts	25,314	25,314	12,657	17,980	1
Documents	2,793	2,660	1,396	2,773	—
Mortgage and pledge loans	50,467	49,586	12,384	38,816	6,169
Credit card	113	113	59	111	—
Other loans	94,398	94,065	27,302	94,914	13,260
Consumer
Documents	5,339	5,231	1,820	5,001	884
Mortgage and pledge loans	10,454	10,103	3,760	9,681	1,831
Personal loans	106,868	105,229	29,018	102,702	24,636
Other loans	19,615	19,300	6,772	17,489	2,454

Total	315,361	311,601	95,168	289,467	49,235

Total Commercial	214,980	213,515	53,798	181,479	20,124
Total Consumer	258,658	253,282	41,370	248,333	66,810

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

BANCO MACRO SA AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s assets would increase by 102,974 and 75,249 as of December 31, 2017 and 2016, respectively, and would decrease by 17,124 as of December 31, 2017. In addition, income would increase by 27,725 and 92,373 for the years ended December 31, 2017 and 2016, respectively, and would decrease 20,896 for the year ended December 31, 2015.

c.1)	Troubled debt restructuring

A restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include but are not necessary limited to: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

Loans considered TDR during 2017, 2016 and 2015 were as follows:

	2017
	Number of contracts	Pre-modification outstanding recorded investment	Post- modification outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans
Commercial
Mortgage and pledge	5	6,481	6,414	6,414	—
Others	1	17,200	17,217	17,217	—
Consumer
Documents	189	11,724	13,178	12,109	1,070
Mortgage and pledge	19	15,736	15,706	12,656	3,050
Personal loans	4,818	203,789	230,932	188,166	42,766
Others loans	282	25,430	27,111	22,795	4,315

Total	5,314	280,360	310,558	259,357	51,201

	2016
	Number of contracts	Pre-modification outstanding recorded investment	Post- modification Outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans
Commercial
Mortgage and pledge	6	55,802	37,887	37,887	—
Others	3	33,358	41,853	41,853	—
Consumer
Documents	147	6,199	6,570	5,544	1,026
Mortgage and pledge	13	3,055	4,104	3,428	676
Personal loans	4,260	111,181	127,798	109,973	17,825
Others loans	265	18,531	18,841	15,912	2,929

Total	4,694	228,126	237,053	214,597	22,456

BANCO MACRO SA AND SUBSIDIARIES

	2015
	Number of contracts	Pre-modification outstanding recorded investment	Post- modification outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans
Commercial
Mortgage and pledge	3	6,937	7,680	7,680	—
Others	1	25,770	31,125	31,125	—
Consumer
Documents	158	4,202	4,779	4,379	400
Mortgage and pledge	20	6,192	5,694	4,269	1,425
Personal loans	4,406	92,856	103,589	85,007	18,582
Others loans	300	12,791	14,244	12,686	1,558

Total	4,888	148,748	167,111	145,146	21,965

We consider that a TDR has subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more. Loans considered TDR within the previous 12 months that have defaulted during the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017
	Number of contracts	Recorded investment
Commercial
Mortgage and pledge	2	1,674
Others	1	7,640
Consumer
Documents	4	122
Personal loans	184	4,873
Others loans	17	774

Total	208	15,083

	2016
	Number of contracts	Recorded investment
Consumer
Documents	4	59
Mortgage and pledge	2	1,129
Personal loans	174	3,372
Others loans	16	884

Total	196	5,444

	2015
	Number of contracts	Recorded investment
Commercial
Mortgage and pledge	1	1,164
Consumer
Documents	13	252
Mortgage and pledge	2	1,663
Personal loans	177	2,703
Others loans	17	317

Total	210	6,099

BANCO MACRO SA AND SUBSIDIARIES

c.2)	Allowances - Roll forward

Under US GAAP, the activity in the allowance for loan losses for the years ended December 31, 2017 and 2016, is as follows:

	Commercial	Consumer	Total
2017
Beginning balance	326,017	1,494,747	1,820,764
Provision for possible loan losses	311,793	1,414,083	1,725,876
Charge-off	(9,354)	(876,859)	(886,213)
Reversals	(19,194)	(2,124)	(21,318)

Ending balance	609,262	2,029,847	2,639,109

Period end allocated to:
Allowances individually evaluated for impairment	104,357	35,906	140,263
Allowances collectively evaluated for impairment	504,905	1,993,941	2,498,846

Ending balance	609,262	2,029,847	2,639,109

	Commercial	Consumer	Total
2016
Beginning balance	443,166	1,133,399	1,576,565
Provision for possible loan losses	180,352	954,375	1,134,727
Charge-off	(233,501)	(590,840)	(824,341)
Reversals	(64,000)	(2,187)	(66,187)

Ending balance	326,017	1,494,747	1,820,764

Period end allocated to:
Allowances individually evaluated for impairment	53,798	41,370	95,168
Allowances collectively evaluated for impairment	272,219	1,453,377	1,725,596

Ending balance	326,017	1,494,747	1,820,764

Impaired loans individually evaluated for impairment for commercial portfolio amounts to 242,715 and 214,980 for the years ended December 31, 2017 and 2016, respectively. In addition, non impaired loans collectively evaluated for impairment for commercial portfolio amounts to 48,052,010 and 34,040,337 for the years ended December 31, 2017 and 2016, respectively.

Loans individually evaluated for impairment for consumer portfolio amounts to 386,164 and 258,658 for the years ended December 31, 2017 and 2016, respectively. In addition, loans collectively evaluated for impairment for consumer portfolio amounts to 87,186,441 and 56,227,797 for the years ended December 31, 2017 and 2016, respectively.

d)	Interest recognition – non-accrual loans

The method applied to recognize income on loans is described in Note 4.5.d). Additionally, the accrual of interest is discontinued generally when the related loan is non-performing and the collection of interest and principal is in doubt generally after 90 days of being past due. Accrued interest remains on the Bank’s books and is considered part of the loan balance when determining the reserve for credit losses.

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

BANCO MACRO SA AND SUBSIDIARIES

Had US GAAP been applied, the Bank’s assets would decrease by 20,408, 19,277 and 24,249 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by 1,131 and 2,171 for the years ended December 31, 2017 and 2015, respectively, and would increase by 4,972 for the year ended December 31, 2016.

The following table represents the amounts of non-accruals loans, segregated by class of loans, including the amount of TDR loans, as of December 31, 2017 and 2016, respectively:

	2017		2016
	Non-accruing loans	Non-accruing TDR loans	Non-accruing loans	Non-accruing TDR loans
Commercial
Overdrafts	8,618	—	25,101	—
Documents	811	—	1,033	—
Mortgage and pledge loans	47,485	26,630	27,293	809
Credit card	3,354	—	110	—
Other loans	44,940	—	99,025	50,039
Consumer
Overdrafts	41,982	—	25,219	—
Documents	26,120	4,135	8,461	3,297
Mortgage and pledge loans	41,226	14,084	42,492	8,761
Personal loans	767,180	77,960	500,070	61,843
Credit Card	170,910	—	130,115	—
Other loans	44,587	15,432	32,641	14,545

Total	1,197,213	138,241	891,560	139,294

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2017 and 2016 were as follows (figures include the effects of the adjustment mentioned in Note 35.3.):

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2017
Commercial
Overdrafts	63,636	52,262	7,188	123,086	8,081,440	8,204,526
Documents	15,265	15,088	9,140	39,493	13,096,086	13,135,579
Mortgage and pledge loans	41,032	11,851	46,645	99,528	5,345,042	5,444,570
Credit card	168	150	5,976	6,294	651,668	657,962
Other loans	874,294	20,499	205,674	1,100,467	19,751,621	20,852,088
Consumer
Overdrafts	28,110	13,644	40,570	82,324	1,163,643	1,245,967
Documents	4,989	4,364	26,217	35,570	3,904,299	3,939,869
Mortgage and pledge loans	32,955	5,590	21,524	60,069	6,963,529	7,023,598
Personal loans	248,295	150,418	380,257	778,970	47,553,390	48,332,360
Credit card	73,541	121,257	185,923	380,721	23,933,260	24,313,981
Other loans	32,393	6,559	28,484	67,436	2,649,394	2,716,830

Total	1,414,678	401,682	957,598	2,773,958	133,093,372	135,867,330

BANCO MACRO SA AND SUBSIDIARIES

	30-59 Days past due	60-89 Days past due	Greater Than 90 days	Total Past Due	Current	Total Loans
2016
Commercial
Overdrafts	2,433	9,437	1,168	13,038	8,236,642	8,249,680
Documents	80,991	—	2,521	83,512	8,011,389	8,094,901
Mortgage and pledge loans	21,414	19,248	48,441	89,103	4,032,723	4,121,826
Credit card	—	—	2,877	2,877	508,444	511,321
Other loans	709,656	1,029	56,829	767,514	12,510,075	13,277,589
Consumer
Overdrafts	17,425	5,824	24,441	47,690	816,319	864,009
Documents	2,782	770	7,025	10,577	2,967,992	2,978,569
Mortgage and pledge loans	13,214	3,005	27,041	43,260	2,318,460	2,361,720
Personal loans	157,491	101,225	262,630	521,346	29,778,652	30,299,998
Credit card	106,578	42,898	138,308	287,784	18,052,491	18,340,275
Other loans	10,697	10,987	19,672	41,356	1,600,528	1,641,884

Total	1,122,681	194,423	590,953	1,908,057	88,833,715	90,741,772

The following table shows the loans balances categorized by credit quality indicators for the years ended December 31, 2017 and 2016:

	2017
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable (1)	Irrecoverable according to Central Bank rules
Commercial
Overdraft	8,157,460	29,016	893	17,157	—	—
Documents	13,086,960	34,314	13,434	871	—	—
Mortgage and pledge	5,332,578	23,974	8,418	79,600	—	—
Credit Card	651,230	3,040	3,305	387	—	—
Others loans	20,587,738	207,345	11,075	45,930	—	—
Consumer
Overdraft	1,183,110	19,753	18,021	16,834	8,249	—
Documents	3,885,160	19,086	13,050	18,840	3,733	—
Mortgage and pledge	6,958,490	25,285	11,243	14,783	13,797	—
Personal loans	46,876,008	668,528	424,542	280,860	82,357	65
Credit Card	23,713,080	284,078	163,726	123,240	29,675	182
Others	2,641,826	29,323	12,985	23,302	9,394	—

Total	133,073,640	1,343,742	680,692	621,804	147,205	247

BANCO MACRO SA AND SUBSIDIARIES

	2016
	In normal situation/ performing	Subject to special monitoring / Under negotiation or refinancing agreement/ Low risk	Troubled / Medium risk	With high risk or insolvency / High Risk	Irrecoverable (1)	Irrecoverable according to Central Bank rules
Commercial
Overdraft	8,224,221	144	—	25,314	1	—
Documents	8,092,108	—	—	2,793	—	—
Mortgage and pledge	4,049,033	11,751	—	60,180	862	—
Credit Card	511,207	—	—	110	4	—
Others loans	13,162,851	15,714	50,039	48,983	2	—
Consumer
Overdraft	826,045	11,493	11,595	10,845	4,029	2
Documents	2,953,449	8,868	7,247	6,844	2,161	—
Mortgage and pledge	2,307,393	16,880	6,506	15,682	15,259	—
Personal loans	29,450,800	336,231	283,485	181,634	47,785	63
Credit Card	17,960,043	158,664	120,713	84,232	16,478	145
Others loans	1,589,040	19,950	10,752	16,286	5,856	—

Total	89,126,190	579,695	490,337	452,903	92,437	210

(1)	In the case of the consumer portfolio, the charge-off takes place when the loan is approximately 270 days past due. For the commercial portfolio, the situation depends on the individual evaluation of the credit risk. All charged-off loans are registered in off balance sheet accounts while the Bank continues its collection efforts. Under US GAAP, the irrecoverable loans should be charged-off when the Bank abandons with its collection efforts. Accordingly, amounts shown as Loans under Central Bank rules are higher than under US GAAP.

e)	Off balance sheet credit exposures

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

BANCO MACRO SA AND SUBSIDIARIES

35.5.	Intangible assets

a)	Software costs

Under Central Bank Rules, the Bank capitalized software costs relating to preliminary, application development and post–implementation stages of software development. Central Bank rules permit the capitalization of certain costs that are not eligible for capitalization under FASB ASC 350-40 “Internal - Use Software”.

The effects of adjustments required to state such amounts in accordance with US GAAP, would decrease assets by 2,617, 7,027 and 7,698 as of December 31, 2017, 2016 and 2015, respectively. In addition income would increase by 4,410, 671 and 1,438 for the years ended December 31, 2017, 2016 and 2015, respectively.

b)	Organizational costs

Under Central Bank Rules, the Bank capitalized inherent cost of set up and organization of the Bank.

Applying US GAAP and in accordance with FASB ASC 720-15 “Start Up Costs” also effected in other adjustments relative to capitalized organizational costs resulting in an income increase by 4,898 for the year ended December 31, 2015.

35.6.	Vacation accrual

The cost of vacations earned by employees is generally recorded by the Bank when paid. US GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had US GAAP been applied, the Bank’s liabilities would increase by 463,758, 349,716 and 268,392 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by 114,042, 81,324 and 65,475 for the years ended December 31, 2017, 2016 and 2015, respectively.

35.7.	Business Combinations

The Bank has effected business combinations in the past. The Bank is presenting separately the US GAAP adjustments related to deferred income taxes, loans and securities valuation and the other effects of purchase accounting by business combination related to Banco del Tucumán SA, which have not been legally merged into the Bank. The qualitative description of the adjustments related to business combinations were disclosed above, as the case may be. The details of these effects are described in this footnote.

a)	Acquisition of controlling interest in Banco del Tucumán SA

On May 5, 2006, the Bank acquired 75% of the capital stock of Banco del Tucumán SA at a cash purchase price of 45,961. Subsequently, in 2006 and 2007 the Bank acquired the 4.84% and 10.09% additional interest of Banco del Tucumán SA for cash payments of 2,907 and 9,709, respectively.

Under Central Bank rules, business combinations and step acquisitions are accounted for the carryover book value of the acquired company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the purchase price as a positive goodwill. Such goodwill was amortized under the straight line method over 10 years.

Under US GAAP, FASB ASC 805 “Business Combination” required the acquisition of the controlling interest of Banco del Tucumán SA to be accounted for as a business combination applying the purchase method. The additional interest acquired was accounted for as a step acquisition applying the purchase method.

BANCO MACRO SA AND SUBSIDIARIES

For US GAAP purposes, Banco Macro SA has allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, and the excess of the fair value of the acquired net assets over the cost has resulted in a negative goodwill.

The effects of adjustments required to state such amounts in accordance with US GAAP would decrease assets by 3,828, 3,684 and 4,469 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would decrease by 144 for the year ended December 31, 2017, and would increase by 785 and 2,049 for the years ended December 31, 2016 and 2015, respectively.

b)	Other

In past years, the Bank consummated other business combinations which also generated similar adjustments. Had US GAAP been applied, other adjustments relative to these other business combination would decrease the Bank’s assets by 15,819, 22,925 and 24,868 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would increase by 7,106, 1,943 and 6,360 for the years ended December 31, 2017, 2016 and 2015, respectively.

35.8.	Reporting on Comprehensive Income (loss)

FASB ASC 220 “Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity.

This statement requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Note 35.21. In the Bank’s case, comprehensive income is affected by cumulative translation adjustments related to the foreign subsidiaries and unrealized gains and losses of available for sale securities, net of income taxes.

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

BANCO MACRO SA AND SUBSIDIARIES

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

The tables below disclose the requirement of FASB ASC 815:

	As of December 31,
	2017		2016
Derivatives not designated as hedging instruments under FASB ASC 815	Balance sheet location (1)	Fair value	Balance sheet location (1)	Fair value
Assets derivatives
Foreign exchange contracts	Other receivables from financial intermediation	7,665	Other receivables from financial intermediation	855
Forward purchase contracts	Other receivables from financial intermediation	563	Other receivables from financial intermediation	—

Total assets derivatives		8,228		855

Liability derivatives
Foreign exchange contracts	Other liabilities from financial intermediation	23,107	Other liabilities from financial intermediation	—

Total liability derivatives		23,107		—

		As of December 31,
		2017	2016	2015
Derivatives not designated as hedging instruments under FASB ASC 815	Location of gain or (loss) recognized in income on derivatives (1)	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives
Foreign exchange contracts	Financial income-Other	(27,015)	46,572	48,901

Total		(27,015)	46,572	48,901

(1)	According to Central Bank rules.

Had US GAAP been applied, the Bank’s assets would decrease by 5,321 as of December 31, 2017, and would increase by 35,494 as of December 31, 2015, respectively. In addition income would decrease by 5,321 and 35,494 for the years ended December 31, 2017 and 2016, respectively and would increase by 35,494 for the year ended December 31, 2015.

BANCO MACRO SA AND SUBSIDIARIES

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

Had US GAAP been applied, the Bank’s net income would decrease by 141,809, 133,143, and 200,498 for the years ended December 31, 2017, 2016 and 2015, respectively and these resulting differences recognized as other comprehensive income.

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

Had US GAAP been applied, no differences would have existed in the Bank records, besides the adjustment mentioned in Note 35.3.

35.13.	Earnings Per Share

The Bank holds, and has held, a capital structure with only common stock outstanding.

Central Bank rules do not require the disclosure of earnings per share or dividends per share.

Under US GAAP, FASB ASC 260 “Earnings Per Share”, it is required to present basic per-share amounts (basic EPS) which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share (diluted EPS) measure the performance if the potential common shares that were dilutive had been issued. Potential common shares are securities that do not have a current right to participate fully in earnings but could do so in the future. No potential common shares exist, and therefore basic and diluted EPS are the same.

The following table sets forth the computation of basic EPS:

	2017	2016	2015
Numerator:
Net income attributable to the controlling interest under US GAAP	9,653,953	6,578,911	4,909,845
Denominator:
Common stock outstanding for the fiscal year (1)	669,663,021	584,563,028	584,563,028
Weighted-average common shares outstanding for the year	629,327,956	584,563,028	584,563,028
Basic EPS attributable to controlling interest under US GAAP – stated in pesos	15.34	11.25	8.40

BANCO MACRO SA AND SUBSIDIARIES

(1)	During 2017, the capital was increased in 85,099,993 Class B shares. See also Note 10.

On May 30, 2017, Banco Macro SA paid 701,476 in cash dividends, related to 2016 earnings. Dividend per share amounted Ps.1.10. The upcoming Regular and Special Shareholder’s Meeting of Banco Macro SA on April 27, 2018 has to, among other issues, the distribution of cash dividends for an amount up to 3,348,315. In addition see Note 16.

35.14.	Corporate Bonds

As mentioned in Note 11. on November 4, 2016, the Bank issued Class A Subordinated Resettable Corporate Bonds for a face value of USD 400,000,000.

On May 8, 2017, the Bank issued Class 2 Non-subordinated Corporate Bonds for a face value of USD 300,000,000.

Additionally, on December 18, 2016 the Bank performed the full redemption of the principal and accrued interest pending payments of the 1st series of Class 1, subordinated Corporate Bonds issued and, on February 1, 2017 the Bank paid the total amount of the principal and accrued interest pending payment of the 1st series Class 2 Non-subordinated Corporate Bonds issued on January 29, 2007.

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

Had US GAAP been applied, the Bank’s assets would increase by 51,579, 31,560 and 85,893 as of December 31, 2017, 2016 and 2015, respectively. In addition income would increase by 20,019 and 47,268 for the years ended December 31, 2017 and 2015, respectively, and would decrease by 54,333 for the year ended December 31, 2016.

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

As of December 31, 2017 and 2016 the Bank has foreclosed assets amounted to 240,399 and 113,244, respectively.

Had US GAAP been applied, the Bank’s assets would increase by 22,719, 17,934 and 15,517 as of December 31, 2017, 2016 and 2015, respectively. In addition income would increase by 4,785, 2,417 and 2,672 for the years ended December 31, 2017, 2016 and 2015, respectively.

35.16.	Capitalization of interest cost

The Bank is constructing a new corporate building tower located in the City of Buenos Aires. The Bank will centralize its office in this new corporate tower. The construction works are expected to be completed in the following years.

BANCO MACRO SA AND SUBSIDIARIES

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

Had US GAAP been applied, the Bank’s assets would increase by 406,200, 254,412 and 112,804 as of December 31, 2017, 2016 and 2015, respectively. In addition, income would increase by 151,788, 141,608 and 75,041 for the years ended December 31, 2017, 2016 and 2015, respectively.

35.17 Contingencies

In accordance with Central Bank rules, certain items were booked when paid and certain other items were booked as liability to cover contingent losses, independently the probability of occurrence.

Under US GAAP, in accordance with FASB ASC 450 “Contingencies”, the Bank should recognize a liability to cover contingent losses in view of their probability of occurrence.

The effects of adjustments required to state such amounts in accordance with US GAAP would increase the Bank’s liabilities by 19,258 as of December 31, 2015. In addition, income would increase by 19,258 and 24,162 for the years ended December 31, 2016 and 2015, respectively.

35.18 Issuance and Offering Cost of Shares

As disclosed in Note 10., on April 28, 2017, the Regular and Special Shareholders’ Meeting of the Bank approved a capital stock increase arising from: (i) the issue of 74,000,000 new, common, registered, Class “B” shares with a face value of Ps. 1, and (ii) as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribe 15% of the capital stock through the issuance of 11,099,993 new, common, registered, Class “B” shares with a face value of Ps.1.

In the offering and issuance of these shares, the Bank incurred direct incremental costs (mainly, legal fees and travel costs) attributable to issuance and offering of these shares.

Under Central Bank rules, the Bank recognizes as expenses these costs when they are incurred.

Under US GAAP, FASB ASC 340 “ Other assets and deferred cost” states that, prior to the effective date of an offering of equity securities, certain costs related to the offering (specific incremental costs directly attributable to a proposed or actual offering of securities) should be charged against the gross proceeds of the offering.

Had US GAAP been applied, net income would increase by 276,480 for the year ended December 31, 2017.

35.19.	Noncontrolling Interest in Subsidiaries

Central Bank rules require to record noncontrolling interests as a component of the liabilities. FASB ASC 810 requires to record such interests as shareholders’ equity.

Had US GAAP been applied, the Bank’s shareholder’s equity would increase by 174,581, 182,799 and 128,305 as of December 2017, 2016 and 2015, respectively. In addition income would decrease by 8,218 for the year ended December 31, 2017 and would increase by 54,494 and 35,304 for the years ended December 31, 2016 and 2015, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.20.	Set forth below are the significant adjustments to consolidated net income and shareholders’ equity which would be required if US GAAP instead of Central Bank rules had been applied:

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	Ref.		2017	2016	2015
Net income in accordance with Central Bank rules			9,388,772	6,540,832	5,009,889
Income taxes
Deferred taxes, net of allowances	35.1		222,778	64,285	(104,939)
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a	)	25,632	122,605	52,013
Government and private securities	35.2.b	)	(8,118)	13,297	(29,277)
Instruments issued by Central Bank of Argentina	35.2.c	)	(88,139)	(22,149)	12,252
Securities in financial trusts and other	35.2.d	)	(4,932)	(15,287)	16,527
Loan origination fees	35.3		(101,394)	(72,440)	53,245
Allowance for loan losses
Credit Card Loans	35.4.b	)	(18,364)	(8,362)	(8,212)
Impairment allowances (individual and collective) – Non Financial Private Sector and residents abroad	35.4.c	)	27,725	92,373	(20,896)
Interest recognition – non accrual loans	35.4.d	)	(1,131)	4,972	(2,171)
Intangible assets
Software costs	35.5.a	)	4,410	671	1,438
Organizational costs	35.5.b	)	—	—	4,898
Vacation accrual	35.6		(114,042)	(81,324)	(65,475)
Business combination
Acquisition of Banco de Tucumán S.A.	35.7.a	)	(144)	785	2,049
Other	35.7.b	)	7,106	1,943	6,360
Derivative instruments	35.10		(5,321)	(35,494)	35,494
Foreign currency translation	35.11		(141,809)	(133,143)	(200,498)
Corporate bonds	35.14		20,019	(54,333)	47,268
Foreclosed assets	35.15		4,785	2,417	2,672
Capitalization of interest cost	35.16		151,788	141,608	75,041
Contingencies	35.17		—	19,258	24,162
Issuance and offering cost of shares	35.18		276,480	—	—
Noncontrolling interest in subsidiaries	35.19		(8,218)	54,494	35,304

Net income in accordance with US GAAP			9,637,883	6,637,008	4,947,144

Less: Net income attributable to the noncontrolling interest			(16,070)	58,097	37,299

Net income attributable to the controlling interest in accordance with US GAAP			9,653,953	6,578,911	4,909,845

BANCO MACRO SA AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Net Income Years ended December 31,
	2017	2016	2015
Net income in accordance with US GAAP	9,637,883	6,637,008	4,947,144
Other comprehensive income, net of tax:	370,440	106,175	131,719

Total comprehensive income, net in accordance with US GAAP	10,008,323	6,743,183	5,078,863
Less: Comprehensive income attributable to noncontrolling interest	(16,690)	58,966	37,210

Comprehensive income attributable to controlling interest	10,025,013	6,684,217	5,041,653

Total earning per share attributable to controlling interest in accordance with US GAAP – stated in pesos	15.34	11.25	8.40
Weighted average number of shares outstanding (in thousands)	629,328	584,563	584,563

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.		2017	2016	2015
Shareholders’ equity in accordance with Central Bank rules			43,130,547	22,105,898	15,877,550
Income taxes
Deferred taxes, net of allowances	35.1		565,902	197,357	190,243
Exposure to the Argentine public sector and private securities
Loans – Non-financial federal government sector	35.2.a	)	—	(25,632)	(148,237)
Government and private securities	35.2.b	)	(2,906)	5,496	(26,196)
Instruments issued by Central Bank of Argentina	35.2.c	)	3,486	6,686	4,064
Securities in financial trusts and others	35.2.d	)	802	7,525	35,775
Loan origination fees	35.3		(211,879)	(110,485)	(38,045)
Allowance for loan losses
Credit Card Loans	35.4.b	)	(60,602)	(42,238)	(33,876)
Impairment allowances (individual and collective) – Non Financial Private Sector and residents abroad	35.4.c	)	102,974	75,249	(17,124)
Interest recognition – non accrual loans	35.4.d	)	(20,408)	(19,277)	(24,249)
Intangible assets
Software costs	35.5.a	)	(2,617)	(7,027)	(7,698)
Vacation accrual	35.6		(463,758)	(349,716)	(268,392)
Business combination
Acquisition of Banco de Tucumán SA	35.7.a	)	(3,828)	(3,684)	(4,469)
Other	35.7.b	)	(15,819)	(22,925)	(24,868)
Derivative instruments	35.10		(5,321)	—	35,494
Corporate bonds	35.14		51,579	31,560	85,893
Foreclosed assets	35.15		22,719	17,934	15,517

BANCO MACRO SA AND SUBSIDIARIES

	Increase / (decrease)
	Consolidated Shareholders’ Equity as of December 31,
	Ref.	2017	2016	2015
Capitalization of interest cost	35.16	406,200	254,412	112,804
Contingencies	35.17	—	—	(19,258)
Noncontrolling interests in subsidiaries	35.19	174,581	182,799	128,305

Banco Macro S.A. Shareholders’ equity in accordance with US GAAP (1)		43,671,652	22,303,932	15,873,233
Noncontrolling interests (2)		(174,805)	(190,875)	(132,778)

Shareholders’ equity attributable to the controlling interest in accordance with US GAAP		43,496,847	22,113,057	15,740,455

(1)	Includes the effects of other comprehensive income.
(2)	Includes the amount mentioned in Note 35.19 and the effect of adjustments mentioned above.

35.21.	Set forth below are the accumulated other comprehensive income (loss) balances, as of December 31, 2017, 2016 and 2015 – net of related income tax effects:

	Foreign Currency Items (1)	Unrealized Gains / (losses) on securities (2)	Accumulated Other Comprehensive Income / (Loss) (3)
Balances as of December 31, 2014	138,393	(3,253)	135,140
Other comprehensive income before reclassification (4)	200,498	86,708	287,206
Amounts reclassified from accumulated other comprehensive income (5)	—	(84,562)	(84,562)
Tax effects	(70,174)	(751)	(70,925)

Balances as of December 31, 2015	268,717	(1,858)	266,859
Other comprehensive income before reclassification (4)	133,143	84,690	217,833
Amounts reclassified from accumulated other comprehensive income (5)	—	(54,487)	(54,487)
Tax effects	(46,600)	(10,571)	(57,171)

Balances as of December 31, 2016	355,260	17,774	373,034
Other comprehensive income before reclassification (4)	141,809	147,229	289,038
Amounts reclassified from accumulated other comprehensive income (5)	—	(64,365)	(64,365)
Tax effects	170,626	(24,859)	145,767

Balances as of December 31, 2017	667,695	75,779	743,474

(1)	See Note 35.11.
(2)	See Note 35.2.
(3)	Includes amounts attributable to the non controlling interest for (620), 869 and (89) for the years ended December 31, 2017, 2016 and 2015, respectively.
(4)	Includes the unrealized gains or losses that had been included in Other Comprehensive Income before they were realized.
(5)	Includes gains or losses that were realized and included in net income of the current period. Under US GAAP, those amounts would be included under “security gain, net” on the consolidated statement of income.

BANCO MACRO SA AND SUBSIDIARIES

35.22.	Statement of Cash Flows

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

The Bank’s transactions that did not provide an actual movement of funds in each year (non cash transactions) were eliminated from the respective cash changes. As of December 31, 2017, 2016 and 2015, the main non cash transactions, based on their book values under Central Bank rules, were generated by transactions with government securities exchanging non cash assets or liabilities for other non cash assets or liabilities (among other, redemption in kind of financial trusts, forwards, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates and exchanged non cash assets or liabilities for other non cash assets or liabilities, and exchange agreements (mentioned in Note 35.2.a)) with a book value of (246,085), (1,080,493) and 101,987, respectively.

The statement of cash flows under US GAAP based on Central Bank figures is shown below:

	Year ended December 31,
	2017	2016	2015
Causes of changes in cash and cash equivalents
Cash provided by (used in) operating activities
Interest received on loans, leases and investments	30,658,974	35,498,415	15,865,329
Fees and commissions received	10,627,587	7,942,217	6,114,393
Purchases and sales of trading securities	1,433,466	2,998,989	(609,566)
Other sources of cash	3,761,039	255,330	395,222
Less:
Interest paid	(11,384,959)	(12,212,172)	(8,690,640)
Fees and commissions paid	(3,281,460)	(2,572,351)	(1,689,901)
Cash paid to suppliers and employees	(12,156,075)	(9,282,454)	(6,780,651)
Increase in intangible assets	(522,189)	(383,295)	(256,297)
Increase in other receivables from financial intermediation and other assets	(6,397,776)	(1,330,731)	(1,106,655)
Payment of income tax	(4,244,270)	(2,545,339)	(2,330,121)

Net cash provided by operating activities	8,494,337	18,368,609	911,113

BANCO MACRO SA AND SUBSIDIARIES

	Year ended December 31,
	2017	2016	2015
Plus:
Cash provided by (used in) investing activities
Available for sale
- Purchases of investment securities	(226,987,760)	(195,316,357)	(49,964,053)
- Proceeds from sales and maturities of investment securities	214,213,459	179,288,895	49,656,926
Increase in loans and leases, net	(45,298,423)	(26,315,921)	(19,282,249)
Proceeds from sales of Bank premises and equipment	44,801	5,199	5,808
Purchases of Bank premises and equipment	(388,558)	(405,619)	(388,022)

Net cash used in investing activities	(58,416,481)	(42,743,803)	(19,971,590)
Cash provided by (used in) financing activities
Increase in deposits, net	32,006,406	36,494,496	20,395,781
Increase in long term borrowings	530,255	3,466,900	210,395
Decrease in long term borrowings	(3,175,767)	(93,469)	(392,478)
Increase in other short term liabilities, net	7,465,857	2,923,097	2,270,200
Capital increase	12,113,182	—	—
Cash dividends paid	(794,469)	(962,631)	—

Net cash provided by financing activities	48,145,464	41,828,393	22,483,898

(Decrease) / Increase in cash and cash equivalents	(1,776,680)	17,453,199	3,423,421
Cash at the beginning of fiscal year (1)	35,352,254	17,899,055	14,475,634

Cash at the end of fiscal year (1)	33,575,574	35,352,254	17,899,055

(1)	Includes interest bearing deposits.

Set forth below is the reconciliation of net income as per Central Bank rules to net cash flows from operating activities, as required by FASB ASC 230:

	Year ended December 31,
	2017	2016	2015
Net income for the fiscal year	9,388,772	6,540,832	5,009,889
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	550,809	417,771	338,914
Provision for loan losses, net of reversals	2,226,228	1,197,952	1,047,037
Net (income) / loss from government and private securities	(6,529,354)	7,363,828	(4,904,035)
Foreign exchange differences	2,927,016	2,712,137	510,039
Equity gain of unconsolidated subsidiaries	(224,526)	(44,462)	(33,692)
Increase from intangible assets	(522,189)	(383,295)	(256,297)
Non-computable VAT credit	173,565	132,531	87,947
Increase in taxes payable	1,539,914	932,038	155,542
Increase in other receivables from financial intermediation and other assets	(6,397,776)	(1,330,731)	(1,106,655)
Net Decrease / (Increase) in interest receivable and payable and other accrued income and expenses	573,779	292,365	(509,612)
Non controlling interest in subsidiaries	84,775	54,592	35,359
Net Decrease in other sources of cash	4,703,324	483,051	536,677

Net cash provided by operating activities	8,494,337	18,368,609	911,113

BANCO MACRO SA AND SUBSIDIARIES

35.23.	Fair value Measurement Disclosures

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

As of December 31, 2017, 2016 and 2015, the Bank has no assets measured at fair value on a nonrecurring basis.

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

In addition, the Bank’s valuation policies and procedures for Level 3 instruments (in the case of the Bank mainly, debt securities like Securities in financial trusts) are under the direction of the accounting and financial management. The Management of the Bank is in charge of developing, reviewing, approving and monitoring the key model inputs, critical valuation assumptions and proposed discount rates utilized for the valuation of Level 3 instruments. In addition, the Management is also in charge of monitoring the changes in fair values of Level 3 instruments from period to period.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016 are as follows:

BANCO MACRO SA AND SUBSIDIARIES

	December 31, 2017
DESCRIPTION	Total	Level 1	Level 2	Level 3
ASSETS
Government and private securities
Trading
- Government securities	774,691	345,389	429,302	—
- Private securities	243,197	243,197	—	—
Available for sale
- Government securities	1,242,954	1,227,081	15,873	—
- Instruments issued by Central Bank	35,663,367	35,487,722	175,645	—
Other receivables from financial intermediation
Trading
- Unlisted Corporate Bonds	330,172	—	330,172	—
- Mutual funds and Securities in financial trusts	483,246	321,495	—	161,751
Available for sale
- Unlisted Corporate Bonds	19,722	19,722	—	—
- Securities in financial trusts	43,793	—	—	43,793
Forward transactions pending settlement	1,617,745	1,617,745	—	—
Derivative instruments	8,228	1,363	6,865	—

Total Asset	40,427,115	39,263,714	957,857	205,544

LIABILITIES
Other liabilities from financial intermediation
Payables from spot transactions	397,678	397,678	—	—
Derivative instruments	23,107	7,169	15,938	—

Total liabilities	420,785	404,847	15,938	—

BANCO MACRO SA AND SUBSIDIARIES

	December 31, 2016
DESCRIPTION	Total	Level 1	Level 2	Level 3
ASSETS
Government and private securities
Trading
- Government securities	2,999,919	2,833,399	166,520	—
- Private securities	319,469	301,180	18,289	—
Available for sale
- Government securities	1,749,786	—	1,749,786	—
- Instruments issued by Central Bank	15,970,936	944,877	15,026,059	—
Other receivables from financial intermediation
Trading
- Mutual funds	164,295	164,295	—	—
Available for sale
- Unlisted Corporate Bonds	478,437	148,668	329,769	—
- Securities in financial trusts	56,741	—	—	56,741
Receivables from spot transactions	58,037	52,032	6,005	—
Other receivables in securities	4	—	4	—
Derivative instruments	855	—	855	—

Total Assets	21,798,479	4,444,451	17,297,287	56,741

LIABILITIES
Other liabilities from financial intermediation
Payables from spot transactions	137,201	129,902	7,299	—

Total Liabilities	137,201	129,902	7,299	—

The following is the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods:

BANCO MACRO SA AND SUBSIDIARIES

	Fair value measurements using significant unobservable inputs (Level 3)
	December 31, 2017
Description	Securities in financial trusts	Total
Beginning balance	56,741	56,741
Transfer into Level 3	—	—
Transfer out of Level 3	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	(11,254)	(11,254)
- Included in other comprehensive income	4,233	4,233
Purchases, issuances, sales, and settlements
- Purchases	155,824	155,824
- Issuances	—	—
- Sales	—	—
- Settlements	—	—

Ending balance	205,544	205,544

	Fair value measurements using significant unobservable inputs (Level 3)
	December 31, 2016
Description	Securities in financial trusts	Total
Beginning balance	130,594	130,594
Transfer into Level 3	—	—
Transfer out of Level 3	—	—
Total gains or losses
- Included in earnings (or changes in net assets)	(18,168)	(18,168)
- Included in other comprehensive income	(4,265)	(4,265)
Purchases, issuances, sales, and settlements
- Purchases	—	—
- Issuances	—	—
- Sales	—	—
- Settlements	(51,420)	(51,420)

Ending balance	56,741	56,741

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

BANCO MACRO SA AND SUBSIDIARIES

	December 31, 2017
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)
Securities in financial trusts	205,544	Income Approach (discounted cash flow)	Discount rate in pesos Discount rate in foreign currency	23.53% - 26.35% (24.37%) 1.51% - 1.51% (1.51%)

	December 31, 2016
Description	Fair value	Valuation Technique	Unobservable Input	Range (weighted average)
Securities in financial trusts	56,741	Income Approach (discounted cash flow)	Discount rate in pesos Discount rate in foreign currency	24.36% - 24.36% (24.36%) 5.12% - 5.12% (5.12%)

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

As of December 31, 2017 and 2016, the Bank has not made significant transfers in and out of Level 1, Level 2, and Level 3.

Fair Value Option

FASB ASC 825 “Financial Instruments” allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but is on an irrevocable basis. As of December 31, 2017, 2016 and 2015, the Bank did not elect to apply the fair value option.

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

BANCO MACRO SA AND SUBSIDIARIES

The following methods and assumptions were used to estimate the fair value for financial instruments with remaining maturity over a short term period and with fixed-rates, and financial instruments not included in Fair Value Measurement section:

•	Loans and assets subject to financial leases: fair value is estimated, mainly, by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2017 and 2016. Loans and assets subject to financial leases are not normally purchased and sold by the Bank, and there are no active trading markets for most of this portfolio. Accordingly, the Banks estimates are categorized in Level 3 of the Fair Value Hierarchy.

•	Deposits: the Bank’s deposits as of December 31, 2017 and 2016, that have a remaining maturity of under a short period were considered to have a fair value equivalent to their carrying value at the balance sheet date while for those that have a remaining maturity over a short period (investments accounts and time deposits), the fair value was taken to be equal to the present value of future cash flows discounted at the average year-end observable market interest rates for similar deposits. In consequence, Demand Deposits are categorized in Level 1 and Time Deposits are categorized in Level 2 of the Fair Value Hierarchy.

•	Other liabilities from financial intermediation (except Nonsubordinated corporate bonds) and Other liabilities: fair value for long-term loans is estimated by discounting future cash flows using current rates at which liabilities were received while fair value for short-term loans was considered to be equivalent to their carrying value at the balance sheet. Other liabilities from financial intermediation and Other liabilities are categorized in Level 2 of the Fair Value Hierarchy.

•	Subordinated and Nonsubordinated corporate bonds: as of December 31, 2017 and 2016, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and duration. These instruments are categorized in Level 2 of the Fair Value Hierarchy.

•	Off-Balance sheet: commitments to extending credit, standby letters of credit, guarantees granted and foreign trade acceptances: it is estimated that the differential, if any, between the fees the Bank charged for these transactions and the fair value would not give rise to a material variance.

The following is a summary of carrying amounts under Central Bank rules and estimated fair values of financial instruments as of December 31, 2017 and 2016:

BANCO MACRO SA AND SUBSIDIARIES

	As of December 31,
	2017					2016
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS
Cash	34,267,560	34,267,560	—	—	34,267,560	36,089,156	36,089,156
Government and private securities	36,624,640	35,900,957	620,820	—	36,521,777	19,846,269	19,858,414
Loans	132,000,226	—	—	128,539,976	128,539,976	87,973,007	86,651,207
Other receivables from financial intermediation	13,000,735	7,308,174	5,525,227	205,544	13,038,945	5,313,607	5,268,241
Receivables to financial leases	587,486	—	—	549,917	549,917	370,152	320,762
Other receivables	2,068,724	2,068,724	—	—	2,068,724	1,277,081	1,277,081

	218,549,371	79,545,415	6,146,047	129,295,437	214,986,899	150,869,272	149,464,861

FINANCIAL LIABILITIES
Deposits	144,225,921	78,056,554	66,265,387	—	144,321,941	111,939,740	112,025,393
Other liabilities from financial intermediation	22,560,819	14,941,384	7,356,745	—	22,298,129	10,528,503	10,469,530
Other Liabilities	5,838,839	—	5,838,839	—	5,838,839	3,482,907	3,482,907
Subordinated Corporate Bonds	7,589,940	—	7,734,971	—	7,734,971	6,407,840	6,025,359

	180,215,519	92,997,938	87,195,942	—	180,193,880	132,358,990	132,003,189

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

35.24.	Joint venture

As mentioned in Note 3.5., the Bank participates in certain joint ventures. Under Central Bank rules these interests are consolidated through the proportional consolidation method.

Under US GAAP, that method of consolidation is not appropriate for such investments and they are accounted for using equity method.

Therefore, had US GAAP been applied as of December 31, 2017 and 2016, “Other assets” would have increased by 75,519 and 56,001, respectively, with an offsetting decrease in various assets

BANCO MACRO SA AND SUBSIDIARIES

and liabilities accounts. Additionally, as of December 31, 2017 and 2016, income from equity in other companies would have increased by 61,818 and 49,209, respectively, with an offsetting decrease in various income and expense accounts, with no net effect in net income or equity.

35.25.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. US banks, however, account for such items through balance sheet clearing accounts at the time the items are presented for collection.

Had US GAAP been applied, both the Bank’s assets and liabilities would decrease by approximately 765,823 and 718,040 as of December 31, 2017 and 2016, respectively.

BANCO MACRO SA AND SUBSIDIARIES

35.26.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 537,160 and 513,301 as of December 31, 2017 and 2016, respectively.

35.27. Repurchase agreements and Forward transactions

The Bank entered into Forward transactions and Repo and Reverse Repo agreements of financial instruments as disclosed in Note 25.

In accordance with Central Bank Rules, the Bank recognized as assets (liability) the security to be purchase (sold) and as a liability (assets) to be paid (collected) related to the forward transactions. Related to repo transactions, the Bank derecognizes the securities transferred under the repurchase agreement and records an asset related to the future repurchase of these securities. Contemporaneously, the Bank records a liability related to the cash received in the transaction. See Notes 4.5.g.1) and g.2).

Similar treatment applies to reverse repo agreements.

Under US GAAP, FASB ASC 815, forward transactions should be recognized as either assets or liability in the statement of financial position and measured those instruments as fair value. Under US GAAP, FASB ASC 860 “Transfers and Servicing”, repo transactions have not qualified as sales and therefore these transactions are recorded as secured financings.

Had US GAAP been applied, the Bank’s assets and liabilities would have decreased approximately by 1,778,974 and 19,335 as of December 31, 2017 and 2016, respectively.

In addition, the measurement adjustments of those securities are included in Notes 35.2 and 35.10.

35.28. Variable Interest Entities (VIE) and other trusts

As mentioned in Note 14., Banco Macro S.A. is involved in several trusts agreements.

Under Central Bank Rules, the Bank is not required to consolidate these trusts (see Note 4.5.g.3).

Under US GAAP, FASB ASC 810 “Consolidation” addresses consolidation of variable interest entities, as defined in the rules, which have certain characteristics.

The methodology for evaluating trusts and transactions under the VIE requirements includes the following two steps:

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

BANCO MACRO SA AND SUBSIDIARIES

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

As of December 31, 2017 and 2016, none of the trusts were considered a variable interest entity.

Trusts mentioned in Note 14.1 were not considered VIE and were classified as investment securities available for sale under FASB ASC 320. See Note 35.2.d.1).

35.29.	New Accounting pronouncements (US GAAP)

a)	Revenue from Contracts with Customer – ASU 2014-09 (Topic 606). Revenue from Contracts with Customer and subsequent related Updates.

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

This Update and subsequent amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 and the Bank will adopt this guidance using the modified retrospective method.

The scope of this ASU explicitly excludes Financial Instruments, Guarantees, Insurance contracts, Lease contracts and non-monetary transactions. In addition, credit card receivables and interest, credit card fees and consideration related to credit card rewards are determinated to be in the scope of ASC 310-20. As a consequence, the majority of the Bank’s revenue streams are not within the scope of this ASU.

In order to implement this new revenue recognition standard, the Bank has performed an assessment of its revenue contracts which have included (i) identifying revenues and related costs within the scope of this guidance, (ii) reviewing the associated contracts and (iii) evaluating the related accounting policies and internal controls to determine if any changes will be required.

Management has determined that certain revenue streams and contractual arrangements are in scope of this guidance, including foreign trade fees and safe security box fees, but this new guidance will not impact on the timing or measurement of the Bank’s revenue recognition. There are other minor streams that are in scope of this guidance for which the Bank do not expect significant impact from the adoption of this statement.

b)	Financial Instruments – Overall – ASU 2016-01 (Subtopic 825-10). Recognition of Financial Assets and Financial Liabilities.

BANCO MACRO SA AND SUBSIDIARIES

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

Amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The bank continues evaluating the potential effects of this new standard on our consolidated financial statements.

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

d)	Financial Instruments – Credit Losses – ASU 2016-13 (Topic 326). Measurement of Credit Losses on Financial Instruments.

In June 2016, FASB issued ASU 13 “Financial Instruments – Credit Losses - Measurement of Credit Losses on Financial Instrument”. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The ASU requires entities to estimate and recognize an allowance for lifetime expected credit losses for loans (including TDR Loans), held-to-maturity debt securities, off-balance sheet credit exposures and certain other financial assets measured at amortized cost. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Bank is currently evaluating the potential impact of this ASU on its consolidated financial statements.

BANCO MACRO SA AND SUBSIDIARIES

e)	Statement of Cash Flow – ASU 2016-15 (Topic 230). Classification of Certain Cash Receipts and Cash Payments.

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

f)	Income Taxes – ASU 2016-16 (Topic 740). Intra-Entity Transfers of Assets Other Than Inventory.

In October 2016, FASB issued ASU 16, “Income Taxes - Intra-Entity Transfers of Assets Other Than Inventory”. With the amendments of this update, an entity should recognize the tax income consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than an inventory.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

g)	Statement of Cash Flow – ASU 2016-18 (Topic 230). Restricted Cash.

In November 2016, FASB issued ASU 18 “Statement of Cash Flow –Restricted Cash”. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

h)	Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customer – ASU 2016-20.

In December 2016, FASB issue ASU 20 “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customer. The amendments in this Update are related to an ongoing project on the FASB agenda about Technical Corrections and Improvements to clarify the Codification or to correct unintended application of guidance, that are not expected to have a significant effect on current accounting practice or create a significant administrative cost for most entities. The amendments in this Update are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

BANCO MACRO SA AND SUBSIDIARIES

i)	Business Combination – ASU 2017-01 (Topic 805). Clarifying the Definition of a Business.

In January 2017, FASB issued ASU 01 “Business Combination– Clarifying the Definition of a Business”. The amendments in this Update provide a more robust framework to use in determining when a set of assets and activities is a business.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect significant impact from the adoption of this statement.

j)	Accounting Changes and Error Corrections (Topic 250) and Investments – Equity Method and Joint Ventures (Topic 323). Amendments to SEC Paragraphs Pursuant to Staff Announcement at the September 22, 2016 and November 17, 2016 EITF Meetings. ASU 2017-03.

In January 2017, FASB issued ASU 03 “Accounting Changes and Error Corrections and Investments – Equity Method and Joint Ventures” related to Sec Staff Announcements. The SEC Observer made the following SEC Staff Announcement, “Disclosure of the Impact That Recently Issued Accounting Standards Will Have on the Financial Statements of a Registrant When Such Standards Are Adopted in a Future Period. This announcement applies to Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The SEC staff expects the additional qualitative disclosures to include a description of the effect of the accounting policies that the registrant expects to apply, if determined, and a comparison to the registrant’s current accounting policies. Also, a registrant should describe the status of its process to implement the new standards and the significant implementation matters yet to be addressed.

Amendments in this Updates are effective when the respective ASU are adopted. The Bank does not expect significant impact from the adoption of this statement.

k)	Receivables – Non Refundable Fees and Other Cost – ASU 2017-08 (Topic 310-20). Premium Amortization on Purchased Callable Debt Securities.

In March 2017, FASB issued ASU 08 “Receivables – Non Refundable Fees and Other Cost - Premium Amortization on Purchased Callable Debt Securities”. The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Bank does not expect impact from the adoption of this statement.

l)	Revenue Recognition (Topic 605) - Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842). ASU 2017-13.

In September 2017, FASB issued ASU 13 “Revenue Recognition (Topic 606) - Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)”. Amendments are related to the SEC Staff Announcement made at the July 20, 2017 Emerging Issues Task Force (EIYF) Meeting “Transition Related to ASUs No. 2014-09 and 2016-02”.

Amendments in this Updates are effective when the respective ASU are adopted. The Bank does not expect impact from the adoption of this specific ASU.

m)	Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2018-03.

BANCO MACRO SA AND SUBSIDIARIES

In February 2018, FASB issued ASU 2018-03 “Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this Update clarify certain aspects of the guidance issued in Update 2016-01. This ASU includes technical corrections and improvements related with the abovementioned ASU.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank continues evaluating the potential effects of this new standard on our consolidated financial statements.

n)	Investments – Debt Securities (Topic 320) and Regulated Operation - ASU 2018-04. Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin N0. 117 and SEC Release No. 33-9273.

In March 2018, FASB issued ASU 2018-04 “Investments – Debt Securities (Topic 320) and Regulated Operation. Amendments in this update are mainly related with the elimination of the interpretation of the topic “Other Than Temporary Impairment of Certain Investments in Equity Securities”, including in “Topic 5.M”, as is no longer applicable upon a registrant’s adoption of FASB ASC Topic 321.

Amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Bank does not expect impact from the adoption of this specific ASU.