Form 20-F
period 2018-12-31
Macro Bank Inc.
filed 2019-05-10
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Avenida Eduardo Madero 1182, City of Buenos Aires, Argentina

(Address of registrant’s principal executive offices)

Jorge Francisco Scarinci

Chief Financial Officer

Banco Macro S.A.

Avenida Eduardo Madero 1172, 24th Floor

City of Buenos Aires, Argentina, C1106ACY Telephone: (+54-11-5222-6730)

Email: (jorgescarinci@macro.com.ar)

(Name, telephone, e-mail and/or facsimile member and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares	BMA	New York Stock Exchange
Class B ordinary shares, par value Ps.1.00 per share	BMA	New York Stock Exchange(*)

(*)	Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer, accelerated filer and emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☐

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

The term “Argentina” refers to the Republic of Argentina. The terms “Argentine government” or the “government” or the “Federal government” refer to the federal government of Argentina, the term “Argentine Congress” refers to the Argentine National Congress, the legislative branch of the government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, the term “Superintendency” refers to the Superintendencia de Entidades Financieras y Cambiarias or the Superintendency of Financial and Exchange Entities, the term “CNV” refers to the Comisión Nacional de Valores, or the Argentine Securities Commission, the term “BYMA” refers to Bolsas y Mercados Argentinos S.A., or the Buenos Aires Stock Exchange, the term “MAE” refers to Mercado Abierto Electrónico, the term “NYSE” refers to the New York Stock Exchange, the term “IGJ” refers to the Inspección General de Justicia, or Public Registry of Commerce of Buenos Aires and the term “ANSES” refers to the Administración Nacional de la Seguridad Social or National Social Security Agency.

The term “Brazil” refers to the Federative Republic of Brazil.

The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina. “Billion” refers to the number 1,000,000,000. “Central Bank Rules” refers to the accounting and other regulations of the Central Bank. “IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

The term “GDP” refers to gross domestic product and all references in this annual report to GDP growth are to real GDP growth. The term “INDEC” refers to the National Statistics Institute (Instituto Nacional de Estadísticas y Censos). The term “CER,” or benchmark stabilization coefficient, is an index issued by the Argentine government which is used to adjust value of credits and deposits. Pursuant to Resolution No. 203/2016 from the former Ministry of Economy and Finance, as of June 2016, the Consumer Price Index (Índice de Precios al Consumidor) currently in force and used to adjust the CER. The term “UVA”, means Unidad de Valor Adquisitivo, and the term “UVI” means Unidad de Vivienda.

Presentation of certain financial and other information

Our consolidated financial statements included in this annual report have been prepared in accordance with IFRS issued by the IASB. These are our first annual consolidated financial statements prepared in accordance with IFRS.

As mentioned in Note 3 of the accompanying consolidated financial statements, up to the fiscal year ended December 31, 2017, the Bank prepared its financial statements in accordance with Central Bank Rules. The effects of the changes between the standards applied at the end of the fiscal year ended December 31, 2017 and IFRS, are explained in the reconciliations included under the title “First-time Adoption of IFRS” of that note.

The consolidated financial statements as of and for the year ended December 31, 2018 and the corresponding figures for the previous fiscal year have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of pesos adjusted for inflation at the end of the reporting period (December 31, 2018). Solely for the convenience of the reader, the reference exchange rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank was Ps.37.8083 to U.S.$1.00.

The accompanying consolidated financial statements include the financial statements, as of December 31, 2018, of the Bank and the following subsidiaries.

•	Banco del Tucumán S.A. (“Banco del Tucumán”);

•	Macro Bank Limited (an entity organized under the laws of Bahamas);

•	Macro Securities S.A. (“Macro Securities”);

•	Macro Fiducia S.A.; and

•	Macro Fondos S.G.F.C.I. S.A.

IFRS differs in certain significant respects from Central Bank Rules. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Central Bank Rules. Accordingly, readers should exercise caution when making any comparison.

Following our adoption of IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Market and Central Bank Data

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

Information provided by the Central Bank of Argentina has been prepared with a methodology that may not necessarily follow that used by us in the preparation of our consolidated financial statements (e.g. it has not been adjusted for inflation), and as a result may not be directly comparable.

Our internet site is not part of this Annual Report

We maintain our website at www.macro.com.ar. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this internet site are inactive textual references to this URL, or “uniform resource locator” and are for informational reference only.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following financial information for the years ended December 31, 2018 and 2017 and the selected consolidated financial information as of December 31, 2018 and 2017 has been prepared in accordance with IFRS as issued by the IASB and derived from our audited consolidated financial statements included elsewhere in this annual report.

The consolidated financial statements and the financial information included in this annual report for all periods reported are in Argentine pesos stated in terms of the measuring unit current at the end of the reporting period (December 31, 2018). Due to the high inflationary level that has prevailed in Argentina in the recent past, our management has analyzed the conditions established by IAS 29 paragraph 3 for an economy to be considered as hyperinflationary. Based on such analysis, our management considers that there is evidence to determinate Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “—Risk factors—Risk Related to Argentina— An increase in inflation could have a material adverse effect on Argentina’s economic prospects”, “Item 5—Operating and Financial Review and Prospects—Macroeconomic Environment” and note 3 “Basis for the preparation of these financial statements and applicable accounting standards” to our audited consolidated financial statements as of December 31, 2018 and 2017.

Our consolidated financial statements have been prepared in accordance with IFRS as of and for the years ended December 31, 2018 and 2017. Prior to January 1, 2018 the Bank prepared its consolidated financial statements in accordance with Central Bank Rules. Reconciliations and description of the transition to IFRS, and the effects on equity and net income are presented under the title “First-time Adoption of IFRS” of note 3 to our consolidated financial statements.

Selected Consolidated Statement of Income Data	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Interest income	55,826,695	74,733,441
Interest expense	(16,971,578)	(29,563,908)
Net Interest Income	38,855,117	45,169,533
Commissions income	14,987,879	14,474,765
Commissions expense	(1,113,684)	(930,045)
Net Commissions income	13,874,195	13,544,720
Subtotal (Net Interests income + Net Commissions income)	52,729,312	58,714,253
Net Income from measurement of financial instruments at fair value through profit or loss	944,908	1,261,206
Profit/ (Loss) from sold assets at amortized cost	18,885	(6,129)
Difference in quoted prices of gold and foreign currency	2,252,700	(1,750,282)
Other operating income	2,605,384	3,347,241
Credit loss expense on financial assets	(2,613,724)	(2,900,048)
Net Operating Income	55,937,465	58,666,241
Total Operating Expenses	(32,580,603)	(34,617,063)
Net Operating Income after expenses, depreciation and amortization	23,356,862	24,049,178
Income from associates and joint arrangements	290,303	266,302
Loss on net monetary position	(9,218,751)	(15,722,476)
Income before tax on continuing operations	14,428,414	8,593,004
Income tax on continuing operations	(8,408,808)	(9,327,117)

Selected Consolidated Statement of Income Data	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos, except for number of shares, net income per share and dividends per share)
Net Income/(loss) from continuing operations	6,019,606	(734,113)
Net Income/(loss) for the fiscal year	6,019,606	(734,113)
Net Income/(loss) for the fiscal year attributable to the owners of the Parent Company	5,938,807	(701,220)
Net Income/ (loss) for the fiscal year attributable to non-controlling interests	80,799	(32,893)
Other Comprehensive Loss	(80,960)	(71,025)
Foreign currency translation differences in financial statements conversion	(63,151)	382,728
Losses for financial instruments measured at fair value through other comprehensive income	(17,809)	(453,753)
Total Comprehensive Income/(loss) for the fiscal year	5,938,646	(805,138)
Total Comprehensive Income/(loss) attributable to the owners of the parent Company	5,858,588	(772,243)
Total Comprehensive Income/(loss) attributable to non-controlling interests	80,058	(32,895)
Net income/(loss) per share (2)	9.43	(1.06)
Dividends per share approved by the shareholders’ meeting (3)	5.00	10.00
Dividends per share in U.S.$ approved by the shareholders’ meeting	0.27	0.26
Weighted average number of outstanding shares (in thousands)	629,531	661,141

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information”.
(2)	Net income/(loss) for the fiscal year attributable to the owners of the Parent Company divided by weighted average number of outstanding shares.
(3)	Not adjusted for inflation.

Selected Consolidated Statement of Financial Position Data	As of January 1,	As of December 31,
	2017 (1)	2017 (1)	2018
	(in thousands of Pesos)
ASSETS
Cash and Deposits in Banks	66,306,368	52,505,097	74,766,039
Investments in Debt Securities and Equity Instruments	38,942,057	53,259,386	67,271,524
Derivative Financial Instruments	17,911	12,149	17,293
Repo Transactions	35,237	2,096,284	—
Loans and other financing	162,864,366	195,864,678	179,166,463
Other Financial Assets	8,837,262	14,633,198	9,755,804
Investment in associates and joint arrangements	228,970	323,265	108,823
Property, Plant and Equipment	13,953,683	15,205,782	15,544,258
Intangible Assets	1,506,292	1,626,253	2,120,595
Deferred Income Tax Assets	—	1,249	—
Other Non-financial Assets	2,161,137	2,174,196	985,435
Non-current assets held for sale	174,283	368,329	1,496,757

Selected Consolidated Statement of Financial Position Data	As of January 1,	As of December 31,
	2017 (1)	2017 (1)	2018
	(in thousands of Pesos)
TOTAL ASSETS	295,027,566	338,069,866	351,232,991
Average Assets	—	322,289,580	344,724,767
LIABILITIES
Deposits	206,113,028	212,800,371	237,954,419
Liabilities at fair value through profit or loss	—	9,523	—
Derivative Financial Instruments	—	34,116	1,369
Repo Transactions	2,018,763	3,968,851	164,469
Other Financial Liabilities	11,684,864	15,593,151	15,318,513
Financing received from the Central Bank of Argentina and other financial entities	479,907	1,733,524	2,998,010
Issued Debt instruments	14,853,131	18,127,888	21,665,701
Current Income Tax Liabilities	3,224,097	5,869,385	2,946,479
Provisions	617,268	1,026,017	1,056,624
Deferred Income Tax Liabilities	2,917,369	1,875,636	2,341,456
Other Non-financial Liabilities	5,830,128	5,279,810	5,875,117
TOTAL LIABILITIES	247,738,555	266,318,272	290,322,157
SHAREHOLDERS’ EQUITY
Net Shareholders’ Equity attributable to the owners of parent company	46,901,837	71,441,599	60,908,329
Net Shareholders’ Equity attributable to non-controlling interests	387,174	309,995	2,505
TOTAL SHAREHOLDERS’ EQUITY	47,289,011	71,751,594	60,910,834
Average Shareholders ‘Equity	—	64,798,700	69,654,177

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information”.

Selected consolidated ratios	As of and for the year ended December 31.
	2017	2018
Profitability and performance
Net interest margin (%) (1)	16.55%	17.94%
Fee income ratio (%) (2)	27.84%	24.27%

Selected consolidated ratios	As of and for the year ended December 31,
	2017	2018
Efficiency ratio (%) (3)	40.68%	40.08%
Fee income as a percentage of administrative expense (%)	56.05%	52.66%
Return on average equity (%)	9.29%	(1.05)%
Return on average assets (%)	1.87%	(0.21)%
Liquidity
Loans as a percentage of total deposits (%)	93.22%	76.53%
Liquid assets as a percentage of total deposits (%) (4)	50.20%	57.10%
Capital
Total equity as a percentage of total assets (%)	21.22%	17.34%
Regulatory capital as a percentage of risk-weighted assets (%)	28.10%	26.47%
Asset Quality
Non-performing loans as a percentage of total loans (%) (5)	1.08%	1.88%
Allowances for loan losses as a percentage of total loans	1.98%	2.12%
Allowances for loan losses as a percentage of non-performing loans (%) (5)	183.28%	112.40%
Operations
Number of branches	445	471
Number of employees (6)	8,774	9,028

(1)	Net interest income divided by average interest earning assets.
(2)	Commissions income divided by the sum of net interest income.
(3)

The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes employee benefits, administrative expenses and depreciation of property, plant and equipment and intangibles. Operating income includes net interest income, net commissions income, net income from measurement of financial instruments at fair value through profit or loss, difference in quoted prices of gold and foreign currency net and other operating income.

(4)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank and interfinancing loans.
(5)

As of December 31, 2017, non-performing loans are calculated using the classification system of the Central Bank and include all loans to borrowers classified as “3-troubled/medium risk”. “4-with high risk of insolvency/high risk”. “5-irrecoverable” and “6-irrecoverable according to Central Bank’s Rules”. As of December 31, 2018, non-performing loans are calculated according to our internal credit rating grades disclosed in note 50.1 to our consolidated financial statements.

(6)

Were workers performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included, the number of employees of the Bank would have been 8,826, and 9,113 for 2017 and 2018, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

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

Information provided by the Central Bank of Argentina and/or the INDEC and the information included in this section has been prepared in accordance with a methodology that may not necessarily follow the methodology used for the preparation of our consolidated financial statements (e.g. it has not been adjusted for inflation), as a result of the aforementioned may not be comparable.

Risks relating to Argentina

The Argentine economy remains vulnerable and a significant decline could adversely affect our financial condition.

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015, and announced several significant economic and policy reforms, including:

•

Agreement with holdout creditors. The Macri administration has settled the substantial majority of outstanding claims brought by holdout creditors and has issued sovereign bonds in the international financial markets. Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

•

Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including currency controls that were imposed by the previous administration. With the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new participants to the system, the free-floating exchange market (the “Exchange Market”) was created by virtue of Decree No. 27/2018 published on January 11, 2018. Furthermore, on August 8, 2016, the Central Bank introduced material changes to the foreign exchange regime and established a new framework by means of Communication “A” 6037 and Communication “A” 6244, which significantly eased the access to the Exchange Market. In addition, on December 26, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual mandatory statement filing for every person whose total flow of funds or balance of assets and liabilities is or exceeds U.S.$1 million during the previous calendar year. Moreover, by virtue of Communication “A” 6443, which came into effect as of March 1, 2018, any company from any sector, which usually operates through the Exchange Market can act as an exchange agency merely by registering in the exchange operators’ registry. See “—Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy” and Item 10.D “Exchange Controls.”

•

Foreign trade reforms. The Macri administration reduced the export duties applicable to several agricultural products and eliminated the export duties applicable to most exports of industrial and mining products. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Argentine government to repay outstanding commercial debt for the import of goods. Notwithstanding this and as part of the reform package aimed at reducing the fiscal deficit, the Argentine Executive Branch published Decree No. 793/2018, which established a 12% duty on all exported consumption products included in the Mercosur Common Nomenclature (Nomenclatura Común del Mercosur) (the “NCM” per its initials in Spanish) which will remain in effect until December 31, 2020. Decree No. 793/2018 caps the rate for export duties on most products at Ps.4.00/U.S.$1.00 based on the taxable base or free on-board value, depending on the product. However, the exchange rate cap for certain products (mainly manufactured goods) is Ps.3.00/U.S.$1.00 of the taxable base or free on-board value, depending on the product. As an additional measure, Decree No. 793/2018 reduced export duties on soybean by-products to 18%, 16% or 11%, depending on type of by the product.

•

Correction of monetary imbalances and changes in monetary policy. The Central Bank aims to ensure that, in the period from October 2018 until June 2019, the monetary base will register a zero growth (based on a monthly average), through the Monetary Aggregates Regime (Agregados Monetarios) pursuant the 2018 IMF Agreement (as defined herein below), which was approved by the Monetary Policy Committee of the Central Bank. This monetary goal would be achieved through the daily sales of LELIQS, which began on October 1, 2018. LELIQS are seven-day peso-denominated securities that can be purchased exclusively by banks. The Central Bank is expected to continue to perform daily operations of LELIQS until the zero percent goal is achieved. See “—Fluctuations in the value of the Peso could adversely affect the Argentine economy,” and “—Negotiations with the IMF” below.

•

Domestic capital markets. On May 9, 2018, the Law No. 27,440 (the “Productive Financing Law”) was enacted. The Productive Financing Law seeks, among other things, to broaden the base of investors and companies that take part in the capital markets, promoting financing especially for micro, small and medium-sized companies (“MiPyMEs”), seeking to create a framework that eases access to financing for such companies. The Productive Financing Law also introduces new regulations to local markets, to the private banking activity, and include substantial changes to preemptive rights of stockholders and price measures applicable to the tender offer regime (See Item 10. “Additional information—Tender offer regime.”). Furthermore, the Productive Financing Law eliminates certain controversial sections of the previous Capital Markets Law No.26,831, as amended and supplemented (the “Capital Markets Law”) which gave the CNV the authority to intervene in the management of publicly traded companies, among others.

•

Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria): On November 8, 2017, the Lower House of the Argentine Congress approved the Law No.27,401 (the “Corporate Criminal Liability Law”) providing for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. According to the law, a company may be held liable if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control. Companies found liable under this law may be subject to various sanctions, including, among others, fines ranging from two to five times of the undue benefit obtained, total or partial suspension of commercial activities, suspension to participate in bidding processes or activity linked to the National State, dissolution and liquidation of legal status, loss or suspension of benefits or government subsidies that they may have and the publication of the conviction sentence for two days, in a national newspaper.

•

Social security reform bill. On December 19, 2017, the Argentine Congress passed the social security reform bill which, among other amendments, modified the adjustment formula in the retirement system with a view to supplying the necessary funds of ANSES to guarantee that retirees who earn the minimum pension receive 82% of the minimum salary. Social security payments shall be subject to an updated formula to be applied every year in March, June, September and December, 70% of the calculation will come from the CPI published by INDEC and 30% from the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE” per its initials in Spanish) variation, an indicator published by the Ministry of Labor which measures the evolution of public sector salaries. Moreover, instead of the biannual increase, a quarterly increase will be applied. After the passing of the draft bill, on December 20, 2017, Decree No. 1058 was published and, with the aim of avoiding divergence with the application of the previous formula, established a one-time compensatory bonus for retirees, pensioners and beneficiaries of the universal insurance per child (asignación universal por hijo).

•

Electricity and gas reforms. The Argentine government has also declared a state of emergency with respect to the national electrical system, which remained in effect until December 31, 2017. Under this state of emergency, the Argentine government was permitted to take actions designed to guarantee the supply of electricity. In this context, subsidy policies were reexamined, and new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Following the tariff increases, preliminary injunctions requesting a suspension of tariff increases were filed by customers, politicians and non-governmental organizations that defend customers’ rights, which were granted by Argentine courts. The new gas tariff schedule was published on October, 2016 with an increase between 300% and 500%. On October 11, 2016, the Ministry of Energy and Mining (a) expanded the number of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates. The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average). On March 10, 2017, a public hearing was held in order to discuss the increase in gas rates as of April 2017. On March 31, 2017, the new gas tariff for small and medium enterprises (“PyME”) scheme was published by the Macri administration with an increase of 30% in February and 18% in March. In addition, to further address the potential impact of the new tariff scheme during the 2018 winter peak season of natural gas consumption by retail customers, an optional program was implemented through Resolution No. 97/2018 issued by the Argentine Gas Regulator (Ente Nacional Regulador del Gas) under which consumers are able to finance the payment of up to 25% of natural gas monthly bills for the 2018 winter peak season.

•

Public Private Participation Law. On November 16, 2016, the Public Private Participation Law was passed by Congress, and has been regulated by Decree No.118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees Nos.1299/00 and 967/05) and supports the use of public price participation schemes for a large variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of services or other activities, provision of services productive, investments, applied research, technological innovation and associated services. The Public Participation Law also includes protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these associative schemes.

•

Fiscal consensus. In addition, on November 16, 2017, the Argentine government, the governors of the majority of Argentine provinces, including the Province of Buenos Aires, and the Head of Government of the City of Buenos Aires entered into an agreement pursuant to which some guidelines were established in order to harmonize the tax structures of the different provinces and the City of Buenos Aires. Among other commitments, the provinces and the City of Buenos Aires agreed to gradually reduce the tax rates applicable to stamp tax and turnover tax within a five-year period and withdraw their judicial claims against the Argentine government in connection with the federal co-participation regime. In exchange for this, the Argentine government, among other commitments, agreed to (i) compensate the provinces and the City of Buenos Aires (provided they enter into the agreement) for the effective reduction of its resources in 2018, resulting from the proposed elimination of section 104 of Law No. 20,628 and amendments (the “Income Tax Law”), quarterly updating such compensation in the following years, and (ii) issue a 11-year bond where funds generate services for Ps.5,000 million in 2018 and Ps.12,000 every year starting from 2019, to be distributed among all the provinces, with the exception of the Province of Buenos Aires and the City of Buenos Aires, according to the effective distribution coefficients resulting from the federal co-participation regime. This agreement shall only be effective in those provinces where the respective legislative branches have passed it. In this sense, on December 22, 2017, the Argentine Congress passed the projects on fiscal consensus and fiscal liability (“Consenso Fiscal” and “Responsabilidad Fiscal,” respectively), with some amendments. All of the Argentine provinces and the City of Buenos Aires, except for the provinces of San Luis and La Pampa, have already entered into this agreement.

•

Increase in public transportation tariffs. As a part of a comprehensive program aimed at reducing applicable subsidies for public transportation in the greater area of Buenos Aires, during 2018, the Argentine Government implemented several increases in the public transportation tariff, as well as a new multi-disciplinary system for riders using multiple public transport platforms.

•

IMF Agreement. On June 7, 2018, Argentina and the IMF announced that a technical agreement on a U.S.$50 billion three-year stand-by agreement had been reached, which was approved on June 20, 2018, by the IMF’s Executive Board (the “IMF Agreement”). Notwithstanding the foregoing, on September 26, 2018, Argentina announced that a revised technical agreement with the IMF was reached, which underpinned the IMF Agreement. The revised agreement with the IMF was approved by the IMF’s Executive Board on October 26, 2018 (the “Revised Agreement” and together with the IMF Agreement, the “2018 IMF Agreement”), which includes an increase in the IMF’s available funds for disbursement by U.S.$19 billion through the end of 2019 and brings the total available amount under the program for disbursement to U.S.$57.1 billion through 2021. In addition, the funds available under the 2018 IMF Agreement will no longer be treated as precautionary, as the authorities have indicated that they intend to use IMF financing for budget support. In return, the Argentine government agreed to work towards achieving fiscal balance by 2019, achieving a primary balance in that year and a primary surplus of 1% in 2020 and, in turn, the Central Bank will not be able to increase the monetary base until June 2019. Furthermore, in order to mitigate exchange rate volatility, intervention zones were defined when the dollar exceeds Ps. 44 or falls below Ps. 34 (range adjusted daily at a monthly rate of 3% until December 2018, and the first quarter of 2019, is adjusted daily at a monthly rate of 2%), considering the zone between these limits as a “non-intervention zone.” In April, 2019, among a set of measures designed to soften the impact of Argentina’s economic situation, the Central Bank fixed the “non-intervention zone” between Ps.39.75 and Ps. 51.45 until December 2019 and eliminated the monthly adjustment. On April 29, 2019, the Monetary Policy Counsel of the Central Bank (“COPOM”) decided to introduce new changes to the monetary policy, in order to reduce volatility in the foreign exchange market. According to this new scheme: (i) the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell Dollars in the market, even in case that the exchange rate is below Ps. 51.488 and (ii) if the exchange rate climbs above Ps. 51.488, the Central Bank will sell foreign currency for up to U.S.$.250 million daily. Also, the Central Bank could decide to perform additional interventions. The Pesos resulting of such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene in the foreign exchange market if the exchange rate decrease below Ps. 39.755.

•

Tax Reform. On December 27, 2017, the Argentine Congress approved a tax reform that was published on December 29, 2017 as Law No. 27,430 (the “Tax Reform”). The Tax Reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, broaden income taxes to cover more individuals and encourage investment, with the long-term goal of restoring fiscal balance. The main aspects of the Tax Reform include among others: (i) capital gains realized by individuals that are Argentine tax residents on sales of real estate (subject to certain exceptions, including a primary residence exemption) acquired after January 1, 2018 will be subject to tax at the rate of 15%, calculated on the difference between the transfer price and the acquisition cost adjusted for inflation; (ii) income obtained from currently exempt bank deposits and sales of securities (including government securities) by individuals that are Argentine tax residents, will be subject to tax at the rate of (a) 5% in the case of those denominated in Pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; (iii) income obtained from the sales of shares made on an Argentine stock exchange on market will be exempt, subject to compliance with certain requirements; (iv) corporate income tax rate will initially decline to 30% for fiscal periods starting after January 1, 2018 and up to December 31, 2019 and to 25% for fiscal periods starting after January 1, 2020; (v) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (iv) the percentage of tax debits and credits that can be credited towards income tax will be gradually increased over a five year period. In addition, on April 9, 2018, Decree No. 279/2018 was published in the Official Gazette and General Resolution AFIP No. 4227/2018 was published on April 12, 2018 regulating the Tax Reform Law relating to, among other aspects, the income tax applicable to Foreign Beneficiaries derived from financial transactions. Decree No. 1170/2018 was published on December 27, 2018 introducing the implementing regulations of the Tax Reform. For further information, see “Item 10.E. Taxation—Material Argentine Tax Considerations” below.

•

Asset Seizure Decree: On January 22, 2019, the Macri administration published this Decree No.62/2019 related to asset seizure (Extinción de Dominio), which allows courts to seize assets found related to acts of corruption or drug smuggling, whether the defendant has been found guilty or not before a criminal court. This Decree also includes provisions for the creation of a special Ombudsman’s Office to monitor future asset seizures. Such decree has been submitted to the Argentine Congress for its approval. As of the date of this annual report, no approval or rejection has been issued.

•

Recent Governmental Measures: Recently, the Argentine government announced a wide range of measures to stabilize financial volatility and the current economic situation of the country, which includes among others, price agreements for the main products of the consumer basket, a revised public services and transport tariff increase scheme, social benefits and support for SMEs, notwithstanding the foregoing, as of the date of this annual report, certain of the aforementioned measures have not been instrumented yet, consequently, we cannot measure the impact in the Argentine economy of the aforementioned reforms. In addition, on April 29, 2019, the Monetary Policy Committee (Comité de Política Monetaria) of the Central Bank (the “COPOM”) decided to introduce changes to the monetary policy, with an aim to reducing volatility in the foreign exchange market. According to the new scheme: (i) if the exchange rate is between Ps.39.755 and Ps.51.488, the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell U.S. dollars in the market, and (ii) if the exchange rate is above Ps.51.488, the Central Bank will sell foreign currency for up to U.S.$250 million (from U.S.$150 million). Also, the Central Bank could decide to perform additional interventions in the exchange market. The Argentine pesos resulting from such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene until June 2019 in the foreign exchange market if the exchange rate decreases below Ps.39.755.

Furthermore, congressional elections were held on October 22, 2017 and Mauricio Macri’s governing coalition obtained the largest share of votes at the national level. However, even when the number of coalition members in Congress increased (holding in the aggregate 107 of a total of 257 seats in the House of Representatives and 24 of a total of 72 seats in the Senate), the coalition still lacks a majority in either chamber of the Argentine Congress and, as a result, some or all of the required changes and improvement to the economy and investment environment (including the reduction of the fiscal deficit, reduction of the inflation rate and fiscal and labor reforms, among others) may not be implemented, which would adversely affect the continued improvement of the economy and investment environment.

In addition, Argentine presidential elections are scheduled to take place in October 2019. The impact that the presidential elections could have on Argentine politics and the economy is uncertain, and include uncertainty as to whether the newly elected Argentine government will implement changes in the policy or regulation or that will maintain the current policies or regulation. Argentina’s president and its Congress, each have considerable power to determine governmental policies and actions that relate to the Argentine economy. As a result, we can offer no issuances that the policies that may be implemented by the government after the elections will not adversely affect our business, results of operations or financial condition.

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

In addition, on June 23, 2016 the United Kingdom (the “UK”) voted in favor of its departure from the European Union (the “EU” and the “Brexit”, respectively). The British Government has announced preliminary measures to be implemented to facilitate the UK’s exit from the EU and on March 29, 2017 initiated the formal process, which is expected to be completed by mid-2019. The results of the UK referendum have caused and are anticipated to continue to cause, volatility in financial markets, which in turn could have a material adverse effect on our business, financial condition and results of operations. The UK was due to leave the EU on March 29, 2019 but on March 20, 2019, the UK requested to the EU a three-month extension. Brexit could lead to additional political, legal and economic instability in the EU and produce a negative impact on the commercial exchange of Argentina with such region.

On November 8, 2016, Donald Trump was elected as the President of the United States. During the election campaign, Mr. Trump showed a vested interest in implementing greater controls on free trade and limiting immigration. Changes in social, political, regulatory and economic conditions in the United States and in the legislation and policies governing international trade have generate uncertainty in international markets and may have a negative effect on emerging markets, such as Argentina, which could adversely affect our operations. Even though President Trump’s protectionist measures are not, for the time being, aimed at Argentina, we cannot predict how they will evolve, nor will the effect that the same or any other measure taken by the Trump administration could cause on global economic conditions and the stability of global financial markets. Furthermore, the United States and China are currently engaged in a trade war, as each country continues to dispute tariffs placed on goods traded between them, which may have a potential impact in trade-dependent countries such as Argentina.

During August 2018, an increase in inflation and a sustained deficit in current accounts, as well as the protectionist measures taken by the United States, doubling the tariffs on steel and aluminum from Turkey, caused a collapse of the Turkish lira against the Dollar, which triggered a wave of sales of assets from emerging markets and a significant fall in the prices of shares from these markets, generating a contagion effect in international markets and several stock exchanges in the world, including Argentina.

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

Argentina’s economy contracted in 2018 and may contract in the future due to international and domestic conditions which may adversely affect our operations.

The Argentine economy has experienced significant volatility during recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency depreciation and devaluation. Argentina’s economy contracted during 2018 and the country’s economy remains unstable notwithstanding efforts by the Argentine government to address inflation and foreign exchange instability. All of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, they could have an adverse effect on our results of operations, financial condition and cash flows.

Global economic and financial crisis, and the general weakness of the global economy typically, negatively affect emerging economies like Argentina’s economy. Global financial instability or increasing interest rates in the United States and other developed countries may impact the Argentine economy and cause a slowdown in Argentina’s growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies in recent years. If such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy.

During 2018, the Argentine economy was adversely affected by some of aforementioned factors. If international and domestic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

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

In July 2017, in a split decision, an ICSID tribunal ruled that Argentina had breached the terms of a bilateral investment treaty with Spain, alleging the unlawful expropriation by the Argentine Government of Aerolíneas Argentinas and affiliates (including Optar, Jet Paq and Austral, among others). The ICSID tribunal fined Argentina approximately U.S.$328.8 million, awarding plaintiffs about 20% of the U.S.$1.59 billion they had initially claimed.

Furthermore, during the 2005 and 2010 debt restructurings, Argentina issued debt securities providing for contingent additional payments based on the performance of the Argentine economy through 2035 (the “GDP Warrants”). On January 15, 2019, Aurelius Capital Master, Ltd. (“Aurelius”) filed a lawsuit against Argentina, arguing that the GDP was purposefully miscalculated with a view to avoid making the promised contingent payments to investors. If Aurelius’ claim were to be successful and other investors followed these proceedings, the estimated cost for Argentina could amount to approximately U.S.$1.8 billion.

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

In December 2012 and August 2013, the National Congress established new regulations related to domestic capital markets that, in general, establish greater intervention in the capital markets by the national government, authorizing, for example, the CNV, to designate inspectors with the ability to veto, under certain circumstances, the decisions of the board of companies that are listed in authorized markets and suspend the board for a period of up to 180 days. On November 17, 2016, the Macri government presented a bill to the National Congress to amend the Capital Markets Law, which could, among other significant changes, eliminate these powers to designate inspectors. On May 9, 2018, the Argentine Congress approved the Argentine Productive Financing Law No. 27,440, which amended the Capital Markets Law, the Mutual Funds Law No. 24,083 and the Negotiable Obligations Law, among other regulations and introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, as well as certain amendments to the CNV’s powers.

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

In addition, on September 23, 2015 the Argentine Congress passed Law No. 27,181, which limits the sale of the Argentine government’s shares held in Argentine companies without prior approval of two-thirds of the members of the Argentine Congress, with the exception of the Argentine government’s shareholding in YPF. That law has been abrogated by the new Administration through Law No. 27,260, the “Ley de Sinceramiento Fiscal y Reparación Histórica a los Jubilados”, dated May 26, 2016.

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

Furthermore, financial institutions operate in a highly regulated environment. As of the date of this annual report, several different bills to amend various aspects of the Financial Institutions Law No. 21,526 (the “Financial Institution Law”) have been put forth for review in the Argentine Congress. A thorough amendment of the Financial Institutions Law could have a substantial effect on the banking system as a whole. See “—The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy” and “—Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.”

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

The numerous exchange controls introduced under the former administration gave rise to an unofficial U.S. dollar trading market, and the Peso/U.S. dollar exchange rate in such market differed substantially from the official Peso/U.S. dollar exchange rate. Certain relevant foreign exchange restrictions were lifted in December 2015 and, as a result, the spread between the official and unofficial Peso/U.S. dollar exchange rates had substantially decreased. For more information, see Item 10.D “Exchange Controls.”

Since taking office, the Macri administration has implemented significant reforms related to exchange rate restrictions, notably the elimination of certain exchange controls that had been imposed during the previous administration, in order to provide more flexibility and access to the MULC. On August 8, 2016, the Central Bank introduced substantial reforms to the exchange regime through Communication “A” 6037 and Communication “A” 6244, which significantly eases the access to the exchange market. With the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new player to the system, the Exchange Market was created by virtue of Decree No. 27/2018 published on January 11, 2018. Moreover, by virtue of Communication “A” 6443, which came into effect as of March 1, 2018, any company from any sector that usually operates through the Exchange Market can act as an exchange agency merely by registering in the exchange operators’ registry.

Despite the measures adopted by the Macri administration, in the future, the Argentine government could impose further exchange controls, transfer restrictions, required repatriation through the free floating foreign exchange market (the “MELI”) of proceeds raised through capital markets transactions conducted abroad or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business, financial condition and results of operations.

Additional controls may adversely affect Argentine entities’ ability to access the international capital markets for credit. Furthermore, the imposition of any future restrictions on the transfer of funds abroad may impede our ability to transfer dividends to ADS holders or interest or principal payments to the holders of our notes.

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from U.S.$47.4 billion as of November 1, 2011 to U.S.$25.6 billion, as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities. International reserves deposited with the Central Bank have grown to U.S.$65.8 billion as of December 31, 2018. Notwithstanding the measures adopted by the Macri administration in the future, the Argentine government could otherwise reduce the level of international reserves deposited with the Central Bank, which could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth.

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

Recently, commodity prices have suffered declines. If international commodity prices were to further decline or experience sustained declines, the Argentine government’s revenues could continue to decrease significantly, affecting Argentina’s economic activity, which in turn could produce a negative effect on our business, financial condition and results of operations.

From the end of 2017 until April 2018, rain below average for several months plunged Argentina into a severe drought that is presumed to be the worst in the country in the last 50 years. The effects of the drought in agriculture caused significant economic problems in the country, with a fall in the soybean harvest of 31% over the previous year, and maize by 20%, which implied losses of U.S.$6 million.

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

After implementing the announced reforms, on June 16, 2016 the INDEC began to publish official measurements of its main inflation indicator, the Consumers Price Index “the CPI” (Índice de Precios al Consumidor, or IPC, per its initials in Spanish), reporting an inflation rate of 4.2% for May 2016.The INDEC also reported monthly inflation rates of 3.1% and 2.0% for the months of June and July of 2016, respectively. The CPI was 24.8% during 2017, 47.6% for 2018, the highest rate since 1991, and 2.9% for the month of January 2019.

During 2013, 2014 and 2015, the former administration promoted price agreements over certain products goods and services of the consumer basket to control inflation. The new administration has stated its intention to keep these price controls in effect, and as a consequence, has announced modifications to the previous price agreements including the recent introduction of the “Precios Esenciales” program.

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

After several years of moderate variations in the nominal exchange rate, the stock of the international reserves of the Central Bank started to decrease and, in order to contain the fall in reserves, the Central Bank accelerated the rate of nominal devaluation of the Peso. During 2013 the Peso lost more than 30% of its value with respect to the U.S. dollar and the same occurred during 2014. During 2015, 2016, 2017 and 2018 the Peso lost approximately 34%, 17.5%, 16% and 50% of its value with respect to the U.S. dollar, respectively. Additionally, the stock of international reserves deposited in the Central Bank was reduced significantly from U.S.$ 47.7 billion as of November 1, 2011 to U.S.$ 25.6 billion as of December 31, 2015, increasing to U.S.$39.3 billion as of December 31, 2016, to U.S.$55.1 billion as of December 31, 2017 and to U.S.$65.8 billion as of December 31, 2018.

As a result of the greater volatility of the Argentine peso, the Argentine government announced several measures to restore market’s confidence and stabilize the value of the Argentine peso. Among them, two agreements with the IMF were negotiated, interest rates were increased, Central Bank reserves were sold, among others. More recently, and by virtue of the last agreement with the IMF, a new regime was established. This regime sets forth a strict control of the local monetary base, which cannot be raised until June 2019, in an attempt to reduce the amount of Pesos available in the market, what is understood presses the demand for foreign currency. At the same time, it was established that the BCRA could intervene selling dollars when the exchange rate exceeds Ps.44 per dollar and buying when the exchange rate falls below Ps.34 per dollar (range that was adjusted daily at a rate of 3% per year until December of 2018, and for the first quarter of 2019, is adjusted daily at a rate of 2% per year), considering the intermediate zone, as a “non-intervention zone”. On April 16, 2019, among a set of measures designed to soften the impact of Argentina’s economic situation, the Central Bank fixed the “non-intervention zone” between Ps.39.75 and Ps. 51.45 until December 2019 and eliminated the monthly adjustment. On April 29, 2019, the Monetary Policy Counsel of the Central Bank decided to introduce new changes to the monetary policy, in order to reduce volatility in the foreign exchange market. According to this new scheme: (i) the Central Bank may intervene, subject to market conditions, in the foreign exchange market and sell Dollars in the market, even in case that the exchange rate is below Ps. 51.488 and (ii) if the exchange rate climbs above Ps. 51.488, the Central Bank will sell foreign currency for up to 250 million dollars daily. Also, the Central Bank could decide to perform additional interventions. The Pesos resulting of such sales will be discounted from the monetary base. The COPOM also confirmed that the Central Bank will not intervene in the foreign exchange market if the exchange rate decrease below Ps. 39.755.

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

The Argentine government has commenced revision of its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Accordingly, in September 2016, the Supreme Court of Argentina issued a ruling in favor of increasing electricity rates. The Macri administration has also ordered an increase in gas tariffs for PyMEs and businesses. These measures reduce public expenditure but impact on prices, substantially affecting the consumption and economy.

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

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the charter of the Central Bank (the “Central Bank Charter”) and Law No. 23,298, as amended and supplemented (the “Convertibility Law”). This law amended the principal objectives of the Central Bank and removed certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

A lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2017 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 85, improving from the previous survey in 2016. In the World Bank’s Doing Business 2018 report, Argentina ranked 117 out of 190 countries, down from 116 in 2017.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Argentine government’s ability to implement these initiatives is uncertain as it would require the involvement of the judicial branch, which is independent, as well as legislative support from opposing parties.

The ongoing economic uncertainty and political instability in Argentina may adversely affect the Argentine economy.

Argentina’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crisis have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities with underlying Argentine risk. The recent economic instability in Argentina has contributed to a decline in market confidence in the Argentine economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Argentina have continued in 2018 and may be accentuated in 2019 as a result of the upcoming presidential elections.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as “Los Cuadernos de las Coimas,” or “the Chauffeur’s Books” have negatively impacted the Argentine economy and political environment. Numerous members of different agencies of the Argentine government as well as senior officers of companies holding government contracts or concessions have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. The proceeds from these kickbacks allegedly financed the political campaigns of political parties forming the previous government that was led by former President Cristina Fernandez de Kirchner. These funds were unaccounted for or not publicly disclosed and were allegedly used to personally enrich of certain individuals. Several senior politicians, including members of Congress, and high-ranking executives and officers of major companies in Argentina (i) have been arrested on account of various charges relating to corruption, (ii) entered into plea agreements with prosecutors and (iii) have resigned or been removed from their positions. The potential outcome of the Chauffeur’s Books as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict whether such investigations or allegations will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the Argentine economy.

Risks relating to the Argentine financial system

The health of Argentina’s financial system depends on the growth of the long-term credit market.

In recent years, the loan portfolio of the Argentine financial system has grown significantly. Loans to the private sector (in nominal value without adjusting for inflation) grew by approximately, 33% in 2016, 52% in 2017 and 36% in 2018, for the financial system as a whole. In the past, the pace of growth of long-term loans was slower than that of the rest of the loan portfolio, however in the last two years there has been a significant increase in mortgage loans, which grew by 244% as compared to 2016.

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

As a consequence of the 2008 global economic crisis, the banking industry in Argentina suffered a significant slowdown. This trend was reversed by the end of 2009. Total deposits with the financial system increased by 45% in 2016, 24% in 2017 and 67% in 2018, but the ratio of total financial system deposits to GDP is still low when compared to international levels and lower than the periods prior to the crisis.

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

From 2009 to 2011, the ratio of non-performing private sector lending declined overall, with a record minimum ratio of 1.4% as of December 31, 2011 for the financial system as a whole. The improvement was reflected in both the consumer loan portfolio and the commercial portfolio. From 2012, the ratio of non-performing private sector lending increased, reaching 2.0% as of December 31, 2014. During 2015, the ratio of non-performing private sector lending decreased to 1.7% and during 2016 reached 1.8%, which remained in 2017 for the financial system as a whole. As of December 31, 2018, the ratio of non-performing private sector lending reached 3%, calculated pursuant to Central Bank Rules.

We experienced similar non-performing loan rates, with a maximum of 1.9% in 2014 and an improvement from 2015 until they reached 1.1% in 2016. The non-performing loan rate reached 1.9%, with a coverage ratio of 118% as of December 31, 2018, calculated pursuant to Central Bank Rules.

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

To protect debtors affected by the economic crisis, beginning in 2002, the Argentine government adopted measures that temporarily suspended proceedings to enforce creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Such limitations have restricted creditors’ ability to collect defaulted loans.

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

Law No. 24,240 as amended and supplemented from time to time (the “Consumer Protection Law”) sets forth certain rules and principles designed to protect consumers, which include our customers. The Consumer Protection Law, contains specific rules regarding financial activities and also general rules that may be used to support its application, pursuant to legal precedents. Additionally, the National Civil and Commercial Code has incorporated the principles of Consumers Protection Law and has established its application to banking sector contracts.

Moreover, Law No. 25,065 (as amended and supplemented from time to time by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

Both the involvement of the applicable administrative authorities at the federal, provincial and local levels, and the enforcement of the Consumer Protection Law and the Credit Card Law by the courts are increasing. This trend has increased general consumer protection levels. In such context, Central Bank Communication “A” 5460, provides a wide protection to clients of financial services institutions, limiting the fees and charges that such institutions can charge to their clients. Likewise, the Supreme Court of Justice issued the case law No. 32/2014, by which created the Public Registry of Collective Trials to orderly inscribe all collective processes (class actions) filed in courts. In the event of we are found responsible for violating the provisions of the Consumer Protection Law or the Credit Card Law, potential penalties may limit our ability to collect payments owed for services and credits which may, in turn. And therefore, may adversely affect the financial results of our operations.

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates that financial entities may charge clients and the fees that they may charge merchants. Moreover, general legal provisions exist pursuant to which courts could decrease the interest rates and fees agreed upon by the parties on the grounds that they are excessively high. On the other hand, the Central Bank has also established certain rules that grant broad protections for consumers of financial services that offer greater control over the relationship between them and their clients. The Central Bank regulations provide: (i) that prior authorization is required to implement new fees for new products and/or services offered and to increase existing commissions or fees for products that are considered commodities and (ii) the ability of financial institutions to receive remuneration for any insurance product that the client is forced to purchase as a condition of access to financial services. A change in applicable law or the handing down of court decisions that lower the cap on interest rates and fees that clients and merchants may be charged could reduce our revenues and therefore negatively affect our results of operations.

In December 2018, a preliminary draft for a new Consumer Protection Law (the “CPL Draft”) was submitted by the Ministry of Justice and Human Rights and the Ministry of Production and Labor of Argentina which sets forth certain rules and principles designed to protect consumers, which include our consumers. The CPL Draft, proposes a broad perspective that contemplates the business practices of the sector with the aim of formalizing links between credit providers and consumers, establishing, for example, that the costs of financing or loans that are in breach to the law, will be beared in whole or in part by credit providers or intermediaries. It also enshrines a catalogue of iuris tantum legal presumptions, of the existence of consumer credit contracts that may affect the enforceability of those credits. The concept of “hyper-vulnerable consumers” is also introduced, thus placing them at a presumed disadvantage in the contractual negotiation and the potential factors that could affect their consumer relationship.

Moreover, the CPL Draft creates the “principle of responsible lending” (Principio de préstamo responsable) which imposes certain duties over credit or financing providers like us. This principle could reduce the number of consumers who would be able to access and negotiate credits. It also establishes that the prevention of consumers’ overindebtedness must become central policies guaranteed by public authorities. This could impose limits to the granting and advertising of consumer loans. Finally, it grants the consumer the right to make payments in advance, among others. This CPL Draft has not been passed by the Argentine Congress, however, any of these reforms may adversely affect the result of our operations.

Class actions against financial entities for an indeterminate amount may adversely affect the profitability of the financial system.

Certain public and private organizations have initiated class actions against financial institutions in Argentina, including us, some of which have been favorable contested while others were duly appealed by the Bank. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases are limited. Nevertheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, applied interest rates and advice in the sale of public securities, among others. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry and on our business.

Governmental measures and regulatory framework affecting financial entities could have a material adverse effect on the operations of financial entities.

The Argentine government has historically exercised significant influence over the economy. Financial institutions, in particular, have operated in a highly regulated environment. The Central Bank could penalize us in case of non-compliance with the applicable regulations. Similarly, the CNV may impose penalties on us, our Board of Directors, our Management and our supervisory committee for violation of corporate governance regulations. The Financial Information Unit (“UIF”, per its initials in Spanish) regulates matters related to money laundering and has the power to supervise regulatory compliance by financial entities and, eventually, impose sanctions. Such regulatory agencies could initiate actions against us, our shareholders or directors and, consequently, impose sanctions on us or our subsidiaries.

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

Moreover, the Central Bank imposed new restrictions on the distribution of dividends, including a limitation on the maximum distributable amount of dividends. In addition, since January 2016, pursuant to Central Bank Communication “A” 5827, additional capital margin requirements have to be complied with, including a capital conservation margin and a counter-cycle margin. The capital conservation margin shall be 2.5% of the amount of capital risk weighted assets (“RWA”), in the case of entities considered systemically important (“D-SIB”), like us, the margin will be increased to 3.5% of the amount of capital RWA. The counter-cycle margin shall be within a range of 0% to 2.5% of RWA, but Communication “A” 5938 as amended by Communication “A” 6013, among others, of the Central Bank, established countercyclical margin in 0% since April 1, 2016. This margin can be reduced or cancelled by the Central Bank when it considers that the systematic risk has been diminished. By Communication “A” 6013, the Central Bank also eliminated the requirement to maintain a certain threshold of regulatory capital after the distribution of dividends by financial institutions and according to Communication “A” 6244 effective as of July 1, 2017, financial institutions can freely determine the level and use of their general exchange position, allowing them to manage their currency positions, both in terms of the composition of their assets and the possibility of managing the incoming and outgoing cash flow in foreign currency.

Since June 2012, the Central Bank had in place a regime to finance productive investment, by which certain financial entities, including us, had to allocate a certain amount of the deposits held by the non-financial private sector, at a fixed interest rate in Pesos determined by the Central Bank, to fund investment projects for the acquisition of capital goods, the construction of plants, the marketing of goods or the acquisition of property (subject in this case to certain additional requirements). However, since 2017 this regime was being phased out until December 2018, at which time the allocation was 0%.

The Central Bank has also established limitations to the net positive global position in foreign currency to prevent the reduction of the Central Bank’s foreign exchange reserves. Due to the reduction of the limits carried out by the previous government, financial entities, including the Bank, were forced to sell part of their position in dollars to comply with aforementioned regulation. As of the date of this annual report, the positive net global position in foreign currency cannot exceed 5% of the RPC or the liquid funds of the Bank prior to the relevant month while the negative net global position in foreign currency cannot exceed 30% of the RCP for the month prior to the relevant month.

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

In addition, the Civil and Commercial Code also modifies the applicable regime for contractual provisions regarding payment obligations in foreign currency, stating that such obligations can be settled in Pesos. This modifies the legal regime, under which debtors could only cancel such obligations by making the payment in the specific currency agreed in their contracts. Even though in general, courts have admitted the possibility of waiving such provision, it is important to take into account that the previous Argentine Civil Code and the previous Argentine Commercial Code, were in effect in Argentina for approximately 150 years and as of the date hereof, the existing case law on the provisions of the Civil and Commercial Code is scarce. Thus, it is not clear as to how the provisions of this Civil and Commercial Code will be construed and applied by Argentine courts.

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

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including the issuance of new regulations strengthening suspicious transaction reporting requirements and the financial sector regulator’s existing powers to apply sanctions for AML/CFT deficiencies. Such progress has been recognized by the FATF. In this regard, in June 2014 the FATF stated that Argentina had made significant progress in addressing the deficiencies in its AML/CFT measures as identified in the Mutual Report, and that subsequent to the adoption of such measures, Argentina had strengthened its legal and regulatory framework, citing certain specific examples. As a result of such progress, the FATF plenary decided that Argentina had taken sufficient steps in addressing technical compliance with the core and key recommendations, such that Argentina could be removed from the compliance monitoring process. In addition, on October 24, 2014 the FATF welcomed Argentina’s significant progress in improving its AML/CFT regime and stated that Argentina would work with the FATF and the Financial Action Task Force of Latin America (Grupo de Acción Financiera de América del Sur) as it continued to address the full range of AML/CFT issues identified in its Mutual Report. On June, 2017 Argentina was unanimous elected to preside the FATF.

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

Argentine financial institutions are subject to extensive regulation and supervision by the Argentine Government, particularly by the Central Bank, the UIF and the CNV. We have no control over governmental regulations or the rules governing all aspects of our operations, including:

•	minimum capital requirements;

•	mandatory reserve requirements;

•	requirements for investments in fixed rate assets;

•	lending limits and other credit restrictions, including mandatory allocations;

•	limits and other restrictions on fees;

•	reduction of the period for the financial institutions to deposit the amount of sales made with credit cards in the corresponding accounts of the sellers;

•	limits on the amount of interest banks can charge or pay, or on the period for capitalizing interest;

•	accounting and statistical requirements;

•	restrictions on dividends;

•	limits on market share;

•	reporting or controlling regimes as agents or legally bound reporting parties; and

•	changes in the deposit insurance regime.

Increased operating costs may affect our results of operations.

We face the risk of potential claims initiated by individual workers or unions, and possible strikes or general strikes, in the context of negotiations relating to salary increases, benefits and/or compensation. The occurrence of any of the above could increase our operating costs, which could in turn have a negative impact on our business, financial position and results of operations.

Risks relating to us

Our target market may be the most adversely affected by economic recessions.

Our business strategy is to increase fee income and loan origination in one of our principal target markets; low- and middle-income individuals and PyMEs.

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

Significant shareholders have the ability to direct our business and their interests could conflict with yours.

As of December 31, 2018, our significant shareholders, Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, directly or beneficially own 5,366,621 Class A shares and 105,727,603 Class B shares and 4,895,574 Class A shares and 106,805,523 Class B shares, respectively.

Although there is no agreement among them, if voting together, they could control all decisions made by shareholders with respect to us. They may, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities, effect a related party transaction and determine the timing and amounts of dividends, if any.

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

Since 2009, the interest rate spreads throughout the financial system have increased. This increase was sustained by a steady demand for consumer loans in recent years. During 2014, the Central Bank established new limits on borrowing and lending rates. However, the net interest margin of the financial system remained stable due to a substantial growth both in loan and deposit portfolios. As of December 17, 2015, these limits were removed by the Macri administration.

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

Our business is highly dependent on properly functioning information technology systems and improvements to such systems.

Our business is highly dependent on the ability of our information technology systems and the third party managers of such systems to effectively manage and process a large number of transactions across numerous and diverse markets and products in a timely manner. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Our business activities may be materially disrupted if there were a partial or complete failure of any of our information technology systems communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or intrusions, phishing, identity theft or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially affect us.

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

Adoption of IFRS (which includes adjustment for inflation) affects the presentation of our financial information, which had been historically prepared under Argentine Central Banking GAAP.

On January 1, 2018, we began preparing our financial statements in accordance with IFRS as issued by the IASB. Prior to and including the year ended December 31, 2017, we prepared our financial statements in accordance with Central Bank Rules. Because IFRS differ in certain significant respects from Central Bank Rules, our financial information prepared and presented in previous annual reports under Central Bank Rules is not directly comparable to IFRS financial data. The lack of comparability of the Bank’s recent and historical financial data may make it difficult to gain a full and accurate understanding of its operations and financial condition. Our transition to IFRS as of January 1, 2018 affects the comparability of our financial information for periods prior to January 1, 2017.

In addition, as of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and in connection with IFRS, we are required to apply inflationary adjustments to our financial statements pursuant to International Accounting Standard (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies).

IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries” categorized Argentina as a country with a projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using IFRS as issued by the IASB are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018. See Item 5B.“Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2018 and 2017.

Adjustments to reflect inflation, such as those required by IAS 29, were prohibited by law No.23,928 (the “Law 23,928”). Additionally, Decree No.664/03, issued by the Argentine government (“Decree 664”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the CNV, to accept only financial statements that comply with the prohibition set forth in Law 23,928. However, on December 4, 2018, Law No.27,468 abrogated Decree 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies for financial statements. Notwithstanding the foregoing, pursuant to the Central Bank Rules, the Bank cannot perform inflation adjustment in its financial statements for fiscal year 2018 nor any other previous periods. Pursuant to Communication “A” 6651, entities under the supervision of the Central Bank are required to apply the provisions of IAS 29 in full for fiscal years that starting on January 1, 2020.

Consequently, due to the adoption of IFRS and adjustment for inflation our results differ significantly from the results determined on a nominal basis (historical results) by the application of such methodology, applicable mainly, as a result of the composition of the accounting monetary positions and the evolution of the rates, the inflation and other components of the results, which could adversely affect our financial statements, results of operations and financial condition.

In addition to the differences generated by the adoption of the inflation adjustment, there are other differences between Argentine Central Banking GAAP and IFRS such as the calculation of allowances for loan losses and certain disclosures in the financial statements.

Argentina’s implementation of the Corporate Criminal Liability Law and other anti-corruption laws and regulations may expose us to related risks.

We are required to comply with various anti-corruption laws and regulations, including those of Argentina and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). If we do not successfully comply with applicable anti-corruption laws and regulations designed to combat governmental corruption, we could become subject to fines, penalties or other regulatory sanctions, civil litigation as well as to adverse press coverage, which could cause our reputation and business to suffer. Although we are committed to conducting business in a legal and ethical manner and in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our management, employees or representatives may take actions that could violate applicable laws and regulations, prohibiting the making of improper payments to government officials for the purpose of obtaining or keeping business. Guilty pleas by or convictions of us or of any our affiliates (including any of our significant shareholders, employees or other agents) in criminal proceedings may have adverse effects on our business.

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

We obtained authorization from the Central Bank to distribute dividends corresponding to fiscal years 2003 through 2010. For the fiscal years ended December 31, 2011 and 2012, we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank regulations. We did reach such regulatory threshold and obtained the authorization from the Central Bank to distribute dividends for the fiscal years ended December 31, 2013 2014, 2015 and 2016, respectively.

On March 12, 2018, the Central Bank issued Communication “6464” pursuant to which, the prior approval of the SEFyC in order to distribute dividends is no longer required. However, the authorization will still be needed for those financial entities that, in order to determine the distributable dividends, have not increased the ranges of COn1 net of deductions (CDCOn1) foreseen in the tables of points 4.2.3. (“integration”) and 4.2.4. (“Limitation on the distribution of results”) of the rules on “Distribution of results” by 1 percentage point. No assurance can be given that in the future, a new modification may be introduced, by which the SEFyC authorization will be needed again to distribute dividends.

Holders of our Class B shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under Argentine Corporate Law No. 19,550 (the “Argentine Corporate Law”), if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to the proportional amount of shares to maintain their existing shareholding. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a rights offering on a pro rata basis, known as accretion rights. Upon the occurrence of any future increase in our capital stock, U.S. holders of Class B shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class B shares or ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such Class B shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class B shares or ADSs. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those Class B shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class B shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary. If they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of Class B shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as such other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. As of the date of this annual report, the ten largest companies in terms of market capitalization represented more than 90% of the aggregate market capitalization of the BYMA). Accordingly, although you are entitled to withdraw the Class B shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the BYMA by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.

We are traded on more than one market, which may result in price variations and investors may not be able to easily move shares for trading between such markets.

The trading prices of our ADSs and our Class B shares may differ on different markets due to various factors. Any decrease in the price of our Class B shares on the BYMA or the MAE could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass thru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. A number of jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Class B Shares and the ADSs, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B shares or the ADSs, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Class B Shares and the ADSs, such withholding would not apply prior to January 1, 2019. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Class B Shares and the ADSs

We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

We are organized under the laws of Argentina. A significant portion of our and our subsidiaries’ assets are located outside the United States. Furthermore, all of our directors and officers and some advisors named in this annual report reside in Argentina. Investors may not be able to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States Likewise, it may also be difficult for an investor to enforce in United States courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the United States federal securities laws. It may also be difficult for an investor to bring an original action in an Argentine court predicated upon the civil liability provisions of the U.S. federal securities laws against us or such persons.

Prior to any enforcement in Argentina, a judgment issued by a U.S. court will be subject to the requirements of 517 through 519 of the Argentine Federal Civil and Commercial Procedure Code if enforcement is sought before federal courts or courts with jurisdiction in commercial matters of the Autonomous City of Buenos Aires. Those requirements are: (1) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action; (2) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action; (3) the judgment must be valid in the jurisdiction where rendered, and its authenticity must be established in accordance with the requirements of Argentine law; (4) the judgment does not violate the principles of public policy of Argentine law; and (5) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish, including, without limitation, the foreign judgment and other documents related thereto, requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language.

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

We file reports, including our annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Any filings we make electronically with the SEC are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Our principal executive offices are located at Avenida Eduardo Madero 1172, City of Buenos Aires, Argentina, and our telephone number is (+ 54-11-5222-6500). We have appointed CT Corporation System as our agent for service of process in the United States, located at 28 Liberty St., New York, New York, 10005.

Our history – Banco Macro S.A.

Banco Macro commenced its operations as a non-banking financial institution in 1985, through the acquisition of Macro Compañía Financiera S.A. (created in 1977). In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, the name of “Banco Macro S.A.”

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

In 2001, 2004, 2006 and 2010, Banco Macro acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively, expanding through these acquisitions its presence in the south and center of the country. Such entities merged with us on December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during 2006, Banco Macro acquired control of Banco del Tucumán.

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

Recently, the Bank and Banco del Tucumán, have subscribed a preliminary merger agreement, whereby the Bank will incorporate with retroactive effect as of January 1, 2019 Banco del Tucumán, at an exchange ratio of 0.65258 Class B Ordinary Shares of the Bank for each Ps.1 of nominal value ordinary shares of Banco del Tucumán. Therefore, the minority shareholders of Banco del Tucumán will be entitled to receive at 0.65258 Class B Ordinary Shares of the Bank, for each Ps.1 of nominal value of ordinary shares held in the capital stock of Banco del Tucumán. Consequently, the Bank, will increase its capital through the issuance of 15,662 Class B Ordinary Shares of the Bank, from Ps.669,663,021 to Ps.669,678,683, and the minority shareholders of Banco del Tucumán will receive Ordinary Shares Class B of the Bank in exchange of their 240 shares in Banco del Tucuman; all of which is subject to the approvals of the corresponding agencies.

Our shares have been publicly listed on the BYMA since November 1994, and on the NYSE since March, 2006 and have been authorized to list on the MAE since October 2015.

Investment in property

In 2011 we acquired from the Government of the City of Buenos Aires a site located at Avenida Eduardo Madero No. 1180, in the City of Buenos Aires, for an aggregate original amount of Ps.110 million. We have developed a project to build our new corporate offices on this site. Work was initiated in 2012 and was completed as of the date of this annual report.

The building has an area of 52,700 square meters and, as of December 31, 2018, required an investment of approximately U.S.$172 million at the applicable exchange rates at the end of the month as of the respective dates of such investments.

The new corporate tower was designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment. It is being built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council.” For more information, see Item 4.D “Property, plants and equipment.”

Recent Developments

General Ordinary and Extraordinary Shareholders´ Meeting

Our General Ordinary and Extraordinary Shareholders’ Meeting met on April 30, 2019 (the “2019 Shareholders Meeting”) which approved among others, the following points of the agenda: (i) appointment of the following members of the Board of Directors of the Bank, Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli, Fabián Alejandro de Paul and Martín Estanislao Gorosito, as regular Directors for a three-year term, and Santiago Horacio Seeber, Alan Whamond and Alejandro Guillermo Chiti, as alternate Directors, for a three-year term, (ii) appointment of Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele, as regular members of the Supervisory Committee, and Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Enrique Alfredo Fila, as alternate members of the Supervisory Committee, (iii) designation auditors, being Carlos Marcelo Szpunar and Pablo Mario Moreno (alternate), both from the firm Pistrelli, Henry Martin y Asociados S.R.L., (iv) the preliminary merger agreement with Banco del Tucumán (for further information, please see below “—Banco del Tucumán”), (v) Bank´s capital increase from Ps.669,663,021 to Ps.669,678,683, as a result of the merger with Banco del Tucumán, through the issuance of 15,662 Class B shares, to be delivered to the minority shareholders of the absorbed company in exchange for their shareholdings, (vi) capital reduction due to the cancellation of Ps.30,265,275 representative of 30,265,275 Class B shares of the Bank and (vii) the amendment of Sections 4, 9, 10, 19, 20, 21 and 33 of the Bylaws of the Bank (which has not been approved yet by the CNV), and its adoption.

Banco del Tucuman

The 2019 Shareholders Meeting approved the (i) preliminary merger agreement duly executed on March 8, 2019 with Banco del Tucumán, and (ii) consolidated special merger financial statements of Banco Macro and Banco del Tucumán, as of December 31, 2018, the aforementioned approvals are ad-hoc to the applicable authorizations from the authorities and the shareholders of Banco del Tucumán.

Payment of Dividend

The 2019 Shareholders Meeting approved to the distribution of a cash dividend to the shareholders in the amount of Ps.6,393,977,460, which represents Ps.10 per share, and approved the delegation into the Board of Directors the powers to determine the date for its payment, which was set for May 14, 2019.

Pursuant to the aforementioned, the Bank informed that complies with the requirements established in the Central Bank regulations for the distribution of dividends, consequently the payment of the aforementioned dividend does not require prior authorization from the Superintendence of Financial and Exchange Entities.

B. Business Overview

We are one of the leading banks in Argentina. With the most extensive private-sector branch network in the country, we provide standard banking products and services to a nationwide customer base. We distinguish ourselves from our competitors given our strong financial position and our focus on low- and middle-income individuals and PyMEs, generally located outside of the City of Buenos Aires. We believe this strategy offers significant opportunity for continued growth in our banking business. According to the Central Bank, as of September 30, 2018, we were ranked first in terms of branches and equity and fourth in terms of both total loans and total deposits among private banks in Argentina.

As of December 31, 2018, on a consolidated basis, we had:

•	Ps. 351,233.0 million (U.S.$ 9,289.8 million) in total assets;

•	Ps. 182,113.4 million (U.S.$ 4,816.8 million) total loans;

•	Ps. 237,954.4 million (U.S.$ 6,293.7 million) in total deposits;

•	approximately, 3.6 million retail customers and 0.1 million corporate customers; and

•	approximately, 0.9 million employee payroll accounts for private sector customers and provincial governments and 0.8 million retiree accounts.

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

Our competitive strengths

We believe we are well positioned to benefit from opportunities created by the economic and business environment in Argentina. Our competitive strengths include the following:

•

Strong financial position. As of December 31, 2018, we had excess of regulatory capital of Ps.45,676 million. (26.5% capitalization ratio). Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

•	Strong shareholders’ equity. Our shareholders’ equity as of December 31, 2017 and 2018 under IFRS was Ps.71,751.6 million and Ps.60,910.8 million respectively.

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

•

Largest private-sector branch network in Argentina. With 471 branches and 1,485 ATMs as of December 31, 2018, we have the most extensive branch network among private-sector banks in Argentina. We consider our branch network to be our key distribution channel for marketing our products and services to our entire customer base with a personalized approach. In line with our strategy, approximately 94% of these branches are located outside of the City of Buenos Aires.

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

•

Strong and experienced management team and committed shareholders. We are led by committed shareholders and a senior management team with large experience in the banking industry, who have transformed us in one of the strongest and largest banks in Argentina.

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

Our goal is to promote our overall growth by increasing our customer base, expanding our loan portfolio and generating more fee income from transactional services. We achieve this goal by managing the Bank on a holistic basis, focusing our growth strategy on the marketing and promotion of our standard banking products and services. We have pursued our growth strategy by acquiring financial entities throughout Argentina, which has enabled us to significantly expand our branch network and customer base. We have taken advantage of the opportunities presented by the Argentine financial system to move into new locations by acquiring banks or absorbing branches from banks liquidated by the Central Bank.

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

•

Offer medium- and long-term credit. We intend to capitalize on the increased demand for long-term credit that we believe will accompany the expected economic trends of Argentina. We intend to use our strong liquidity and our capital base to offer a more readily available range of medium- and long-term credit products than our competitors.

•	Focus on corporate banking customers. Increase corporate financing by means of a wide offer of credit and transaction products that suit each client’s profile and needs.

•

Expand Plan Sueldo payroll services. We will continue to actively market our Plan Sueldo payroll services, emphasizing the benefits of our extensive network for companies with nationwide or regional needs.

•	Strengthen our market share in credit cards by increasing promotional activity and benefits for clients.

•	Further expand the use of automatic channels both in customer acquisition and retail products, increasing operational efficiency.

•	Further expand the development of the customer service support, granting them different means to carry out financial transactions without time limits, in a total secure, simple and comfortable manner.

•	Grow our high-end customer base through our Selecta product suite.

•	Focus on our sustainability objectives. We intend to focus on our sustainability objectives in line with our business, in the fundamental areas of the Bank and further expand such initiatives.

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

Our products and services

We provide our customers with a combination of standard products and services that are designed to suit individual needs. We have two broad categories of customers: (i) retail customers, who include individuals and (ii) corporate customers, which include small, medium and large companies. In addition, we provide services to four provincial governments. We offer a relatively narrow range of standard products, which are generally available to both our retail and corporate customers. We have a holistic approach to our banking business and do not manage the Bank by segments or divisions or by customer categories, by products and services, by regions, or by any other segmentation for the purpose of allocating resources and assessing profitability. Our strategy is to grow our business, as demand for credit in Argentina increases, by focusing on cross-selling opportunities among our broad customer base. The following discussion of our business follows the broad customer categories of retail and corporate as a way to understand who our customers are and the products and services that we provide.

Retail customers

Overview

We serve our retail customers with the objective of satisfying their financial needs, whether savings, transactional or funding. Retail customers are classified according to their labor condition or their main income source, in the following categories: Plan Sueldo (Salary Plan), Retirees, Open Market and Professionals and Business. We provide services to them throughout Argentina, in particular in areas outside the City of Buenos Aires, which have higher concentrations of low- and middle-income individuals who are traditionally underserved by large private banks. We serve our retail customers through our extensive, nationwide branch network. Approximately 94% of our branches are located outside the City of Buenos Aires.

The table below reflects the number of retail customers sorted by category as of December 31, 2017 and 2018:

Retail Customers by category	2017	2018
Open Market	1,398,709	1,506,733
Plan Sueldo (private and public sector)	859,330	870,678
Retirees	684,642	716,081
Professionals and business and others	530,416	552,274
Total Retail Customers	3,473,097	3,645,766

We offer our retail customers traditional banking products and services, such as savings and checking accounts, time deposits, credit and debit cards, consumer finance loans (including personal loans), mortgage loans, automobile loans, overdrafts, credit-related services, home and car insurance coverage, tax collection, utility payments, ATMs and money transfers.

Our retail customers provide us with a key source of funding as well as a significant interest and fee income. We believe that our large retail customer client base provides us with an excellent opportunity to expand the volume of our lending business. For example, as of December 31, 2018, only 20% of our retail customers currently have a personal loan from us and only 35% currently have a credit card. We believe there is strong potential to increase these percentages.

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

The number of retail accounts increased by 14% in 2017 and by 11% in 2018.

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

Within the framework provided by the Tax Amnesty Law No. 27,260, in 2016 we also worked on opening special accounts and accepting deposits in accordance with the options available to clients under the applicable regulations.

Our “debit card” service is critical within the framework of our strategy to increase customer transactions by encouraging the use of accounts. Debit card services also help to develop account balances into transactional accounts, as deposits increase, thereby expanding our demand deposit base. The amount of debit cards we issued, grew 8%, and 9% in 2017 and 2018, respectively. In 2018 we highlight the migration of our debit cards to EMV technology (Europay, MasterCard, Visa), cards with integrated chip. We also increased the extraction limits of our clients in order to favor the use of automated channels to obtain cash.

The following table reflects the number of retail accounts as of December 31, 2017 and 2018:

Product	2017	2018
Savings
Total savings accounts*	3,588,555	4,083,512
Retirees	769,660	849,265
Open Market	1,207,848	1,441,155
Other Special Segments	298,376	321,344
Plan Sueldo (private sector)	612,906	685,678
Plan Sueldo (public sector)	484,312	512,496
Professionals and business and others	215,453	273,574
Checking
Checking accounts	888,700	881,736
Electronic Account Access
Debit Cards	3,175,913	3,473,479

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

In 2017, we encouraged the development of mortgage loans, through the incorporation of new destinations, supporting the development of lines that promote social welfare, such as: improvement, renovation, second home, acquisition of offices and businesses, and acquisition of wooden houses.

The UVA mortgage loans increased in 2017, a year in which Banco Macro stood out for offering one of the most competitive rates in the market, with 2,873 transactions being settled. Within the line of mortgage loans, we continue being part of the Procrear “Solución Casa Propia,” aimed to ANSES selected beneficiaries. We also joined the “Procrear Ahorro Joven” program, whose beneficiaries will be able to access a subsidized mortgage loan after having evidenced savings capacity during 12 months, through fixed-term UVA denominated deposits.

In 2018, we were leaders among private banks in consumer loans. Regarding longer-term loans, we share with the market a greater offer of mortgage loans, although, in the last semester of 2018, demand was significantly reduced due to the monetary policy carried out by the Argentine government.

We continued to work in the promotion of an inclusive financial system, with special emphasis and interest in allowing that people with low level of banking can access to personal loans, based on agreements with municipalities or small loans.

We also continued to be part of the PROCREAR UVA Mortgage Loans line, supporting the “Procrear Ahorro Joven” program.

In order to grow the Plan Sueldo portfolio, we focused on the incorporation of new clients from the private sector and provinces in which we are not a financial agent, while we work on consolidating relationships with the existing customers.

We are one of the major credit card issuers in Argentina, with approximately 2.7 million credit cards in circulation for retail customers as of December 31, 2018. One of our initiatives to expand lending is to encourage low- and middle-income customers to use credit cards for larger amount purchases.

As of December 31, 2017 and 2018, our consumer loan portfolio was as follows:

	Consumer loan portfolio
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2017 (1)		2018
Overdraft	712.1	0.6%	668.9	0.7%
Documents	1,731.8	1.5%	1,694.4	1.7%
Mortgage and pledge	7,558.9	6.4%	12,014.5	11.9%
Credit Card	35,013.7	29.8%	28,153.4	27.9%
Personal loans	71,300.4	60.6%	57,326.3	56.8%
Others	1,326.3	1.1%	1,039.1	1.0%
	117,643.3	100.0%	100,896.7	100.0%

Note:

(1)	Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018.

As of December 31, 2018, personal loans, which comprise the largest share of our consumer loan portfolio, carried an annual average nominal interest rate of 56% and an average maturity of 45 months. Interest rates and maturities vary across products.

Plan Sueldo payroll services

Since 2001, Argentine labor law has provided for the mandatory payment of wages through accounts opened by employers in the name of each employee at financial institutions within two kilometers of the workplace, in the case of urban areas, and ten kilometers of the workplace, in the case of rural areas. There are similar requirements in place for pension payments.

We handle payroll processing for private sector companies and the public sector, which require employers to maintain an account with us for the direct deposit of employee wages. Currently, we provide payroll services for the governments of the Argentine provinces of Misiones, Salta, Jujuy and Tucumán and to the private sector for a total aggregate of 1.6 million retail clients (including retirees). Our Plan Sueldo payroll services provide us with a large and diversified deposit base with significant cross-selling potential.

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

The corporate business is focused on classification by size and sector. We have four categories for our corporate customers: (1) small companies, which register up to Ps.200 million in sales per year; (2) medium-sized and large companies, which register more than Ps.200 million and less than Ps.800 million in sales per year; (3) agricultural companies, which include individuals and companies who operate in agriculture or in the commerce of agricultural products; and (4) corporate companies which register more than Ps.800 million in sales per year.

The following table reflects our portfolio breakdown, sorted by category as of December 31, 2017 and 2018:

Portfolio conformation	2017	2018
Corporate companies	29%	46%
Medium sized companies	25%	18%
PyMEs	20%	11%
Microenterprises	5%	3%
Agricultural companies	21%	22%

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

During the last years, our focus was PyMEs and regional businesses, working to offer products and services tailored to each company profile, primarily based on size and the location of operations. Our management has been focused on growing this segment and consolidating our relationships with existing clients.

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

Through the “Instant Line of Credit” program for microentrepreneurs and PyMEs throughout the country and with the objective of financing working capital, we offer existing and new customers the possibility of requesting instant credit, with minimum approval requirements. This line of credit was intended to finance working capital, for a maximum amount of up to Ps. 1,500,000 and offers discount deferred payment checks, current account agreement, single signature loan, the opportunity to apply for a Macro Agro Credit Card and foreign trade financing.

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

In 2017, access to credit was provided to PyMEs and Micro-Businesses through different packages and programs offering special interest rates and Productive Investment facilities, and the “Prenda Ágil” (Expeditious Pledge) product for the financing of vehicles and machinery for PyMEs. During the past year, more than 7,000 new PyMEs and Micro-Businesses joined our customer base and were offered solutions to their needs.

Our “Línea de Crédito al Instante” (Immediate Credit Line) aimed at Micro-Businesses and PyMEs across the whole Argentine territory, offers customers and non-customers the possibility of requesting an instant loan, which is granted immediately and with minimum requirements. This line, which is used to finance working capital for up to Ps.3 million, offers discount of deferred payment checks, checking account overdrafts, signature loans, a Macro Agricultural credit card and foreign trade financing (for exporters and importers).

As regards Megra (Medium and Large Sized Companies) and Corporate Banking, we have carried out work to understand our customers’ needs and, consequently, we have developed actions aimed at incorporating suppliers and small producers to achieve integration of the value chain and boost their business. In this sense, we focused on increasing the “Plan Sueldo” (Payroll Program) customer base, acting jointly with Personal Banking and our branch network.

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

As in past years, we participated in fairs and gatherings with businessmen and entrepreneurs in which we offered the services of our business officers specialized in the Agricultural, Professionals and Businesses, and PyMEs segments, who provided advice on our services and products.

In 2018 we continued offering the best services for the agricultural, industrial and commercial sectors, trying to promote the development and the innovation in the different areas of the productive sector. We continue to offer financing for the acquisition of vehicles and machinery for PyMEs, through the “Prenda Ágil” product and also an instant credit line “Línea de Crédito Instantánea” to finance working capital of micro-entrepreneurs and PyMEs throughout the country, with immediate granting and minimum requirements. In addition, we are working on an electronic credit bill development process so that MiPyMEs can sell their invoices in the stock market.

In connection with agricultural companies, we continued to grow our client portfolio and we oriented commercial action to support our clients with their needs for working capital financing and investment projects. We have innovated and improved our processes for our clients to operate with grains directly with us, paying their obligations with their grain production, achieving the landmark of exceeding one million tons per year. Additionally, we perform operations in U.S.$. like working capital, medium-term loans (three to five years), financing the acquisition of agricultural machinery, investments or asset purchases; we have entered into agreements with the main manufacturers to provide predictability in their campaign plans investments, and we continued with the agreements for the development of the rural credit card (known as a “zero interest rate” card), with an excellent performance.

We continue with E-Comex Digital and Macro Pro-Comex, the exclusive service, free of charge, which allows our customers to make queries that help them increase their business abroad. We complement this service by offering relevant information, such as personalized market research on exporting and/or importing markets, potential buyers and/or sellers of foreign markets and prices.

In 2018, loans to agricultural companies and loans to corporate companies stood out above the rest. The best performing lines were foreign trade and overdrafts.

As of December 31, 2017 and 2018, our commercial loan portfolio was as follows:

	Commercial loan portfolio (1)
	(as of December 31, of each year)
	(in millions of Pesos and as percentage of consumer loan portfolio)
	2017 (2)		2018
Overdraft	13,241.0	16.4%	17,157.7	21.1%
Documents	23,472.0	29.1%	22,400.1	27.6%
Mortgage and pledge	10,848.1	13.4%	8,206.2	10.1%
Consumer Loans (3)	1,772.7	2.2%	1,463.6	1.8%
Others	31,405.0	38.9%	31,989.1	39.4%
Total Commercial Loans	80,738.8	100.0%	81,216.8	100.0%

(1)

Including loans to micro credit institutions and commercial loans that, for the consolidated statements of debtors, was included as consumer portfolio following the criteria described in “Argentine Banking Regulation—Credit Portfolio.”

(2)	Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018.
(3)	Includes credit card loans and personal loans.

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

Collection services. Our collection services include cash or check deposits at our 471 branches, automatic and direct debits from checking or savings accounts and the transportation of funds collected from corporate customers to our branches for deposit. Our extensive branch network enables us to offer fast and efficient collection services throughout Argentina, which is of critical importance to both regional and nationwide companies.

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

Tax collection and financial agency services. We also have exclusive, long-term arrangements to provide tax collection and financial agency services to four provinces: Salta, Misiones, Jujuy and Tucumán. These contracts expire in 2026, 2029, 2024 and 2031, respectively.

Payroll services. We provide payroll services to four provinces and to the private sector. See “Our products and services—Retail customers”.

Our distribution network

As of December 31, 2018, we had the largest private sector branch network in the country, with 471 branches spread throughout Argentina. In particular, in line with our strategy of expanding nationally, we have extensive coverage in the Argentine provinces with 94% of our branches located outside the City of Buenos Aires. Furthermore, as of December 31, 2018, we had 1,485 ATMs, 934 self-service terminals (“SSTs”) and several service points used for social security benefit payments and servicing of checking and savings accounts and internet home banking service (“Home Banking”). The following table breaks down the distribution of our branches per province as of December 31, 2018:

	As of December 31, 2018
Province	Branches	% of total
City of Buenos Aires	28	6%
Buenos Aires (Province)	73	15%
Catamarca	1	0%
Chaco	2	0%
Chubut	6	1%
Cordoba	71	15%
Corrientes	4	1%
Entre Rios	10	2%
Formosa	0	0%
Jujuy	16	3%
La Pampa	2	0%
La Rioja	2	0%
Mendoza	16	3%
Misiones	36	8%
Neuquén	5	1%
Rio Negro	6	1%
Salta	37	8%
San Juan	2	0%
San Luis	3	1%
Santa Cruz	2	0%
Santa Fe	105	22%
Santiago del Estero	2	0%
Tierra del Fuego	2	0%
Tucuman	40	8%
TOTAL	471	100%

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

In 2018 the number of transactions made through automatic channels increased by 70% compared to 2017, mainly due to greater use of internet banking and mobile banking. The increase in transactions made through automatic channels has two benefits: it simplifies and ease customers’ operations and, at the same time, reduces operational tasks in the branches.

We have ATMs that operate independently of the branch and offer money extraction service and balances consultation, among other operations. New actions were implemented to maintain high security, service quality and availability standards in our ATM network through preventive management and training strategies. We increased the number of ATMs with cash recognition and online deposit crediting, as well as the number of ATMs with voice guidance for the blind or vision impaired, 97% of our ATMs have that feature. We also implemented a new system that allows cash withdrawals from the ATM without a debit card, using only a code created by the

Macro Banca Móvil mobile application. This has placed us in a leading position as to service quality, which is particularly important given the number and geographical dispersion of our ATMs.

Furthermore, we continued strengthening and updating the technology offered at our ATMs, reaching a total of 1,485 operating ATMs, representing one of the widest reaching networks in Argentina. In 2018, the amount transacted through ATMs increased by 12% compared to 2017.

We have SSTs terminals distributed in our branch network across Argentina, offering an ample variety of operations, including the possibility of making deposits twenty-four hours a day, every day, all year long. In 2014, we incorporated the smart check deposit functionality. This development has been beneficial both to us, increasing efficiency by reducing operating tasks in branches, and to clients, increasing safety and reducing transaction times. In 2018, we had 163 intelligent self-service terminal units installed in 120 branches all over the country, in which there have been 180,860 transactions. In 2018, the amount transacted through SSTs increased 5% compared to 2017. As of December 2018, we had 934 SSTs installed. Our aim is to be positioned with the best offer in digital services and promote a migration channel strategy, focusing on the best experience for our customers. During 2017, the Bank initiated a strategic alliance with Globant to define and execute the Bank’s digital transformation. The key to digital transformation is, in addition to a technological and methodological challenge, a cultural challenge that it crosses the main areas of the Bank.

Regarding Home Banking, we have implemented a collections service for companies offering the following benefits: security (no cash or checks are transported to the branch), practicality (easy and safe, backup of receipts in a PDF file, possibility to review the history of payments and receipts), accessibility (from any computer) and no additional cost. We also use Home Banking to inform our retail customers about the possibility of getting a personal loan, the amount available and how to apply for it. In 2017, the migration of “MacrOnline” to the new Internet Banking System for individuals started. During 2019, we intend to launch the new Business Home Banking, through which we intend to generate a substantial change in the way of operating of our corporate customers interact with us, based on the pillars of security, self-management and transactionality.

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

The transactions performed through Home Banking and Macro Banca Móvil increased by 76% in 2018.

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

Prisma Medios de Pago S.A.

On August 23, 2017, the shareholders of Prisma Medios de Pago S.A. (“Prisma”) signed a divestment agreement in Prisma, which was approved by the Ministry of Production on September 26, 2017 (the “Divestment Process”).

In accordance with the Divestment Process, Prima’s shareholders agreed to transfer, in two stages, its shareholding in Prisma. The first stage (already completed) consisted in the proportional transfer, of each shareholder, of 51% of the shares held in Prisma, while the remaining 49% was agreed to be divested within three years from the completion of the first stage, i.e., January 31, 2022.

Additionally, as a result of the Divestment Process, on February 26, 2018, we entered into several agreements with Prisma pursuant to which (i) the processing for Visa (credit and debit) and American Express, was agreed for a term of five years, starting as from the completion of the first stage of the Divestment Process, and (ii) a non-compete agreement was signed for a five year term, starting as from the completion of the first stage of the Divestment Process in connection with the acquisition rights of Prisma, which will automatically lose effect the day in which the remaining 49% of the share capital of Prisma is transferred. For more information, please see note 20 to our consolidated financial statements as of and for the year ended December 31, 2018 contained elsewere herein.

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

Our risk management process includes setting of acceptable risk levels by our Board of Directors, monitoring of our compliance with such levels by responsible officers, the issuance of regular reports for the Risk Management Committee, follow up on alerts and the application of action plans in connection with such alerts and the guidelines for the development of stress tests.

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

We have implemented a formal procedure for quantifying economic capital, both current and prospective, and it is a tool used in the day-to-day management of risks, in preparing the business plan and in the stress tests.

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

For more information on financial risk definition and management processes see note 50 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017.

Credit risk

Credit policy and credit risk management

The Board of Directors approves our credit policy and credit assessment in order to provide a framework for the creation of businesses to attain an adequate correlation between the risk assumed and profitability.

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

In order to manage and control the credit risk, we establish limits regarding the amount of risk we are willing to accept, so as to monitor the indicators with respect to such limits.

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

The risk assessment process varies depending on whether it’s about Corporate Banking customers or Retail Banking customers.

Credit risk assessment for retail customers includes the use of risk applications based on screening and scoring methods related to an arrears level. There is also a mass-scale and centralized qualification process for clients and credit prequalification models for the assessment of potential customers from different sales campaigns.

Various credit committees, composed of members of the business and risk areas are responsible for reviewing and determining whether to approve certain loans, depending upon relevant market targeted and the amount involved. These include a senior credit committee, a junior credit committee, credit committees by customer’s categories, and credit committees by region. The senior credit committee consists of members of our Board of Directors and senior management and considers loan proposals in excess of Ps.110 million.

For the assessment of Corporate Banking customers, we feature different methods involving several responsible levels and which become more complex according to the magnitude of the transactions, as to amounts and type of assistance, weighted by terms and existing coverage.

The risk analysis of assistance discussed in Credit Committees is performed at the Corporate Risk Management Department: specialized risk analysts prepare separate Risk Reports per client or Economic Group, which serves to support the credit decisions made by Committee members.

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

For more information on the credit risk management process see note 50 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017.

Operational and technological risk

Operational risk, which we define pursuant to the Basel II Accord and Central Bank Communication “A” 5398, as amended, consists of the risk of suffering losses due to inadequate or failed internal processes, systems or persons or due to external events. This definition includes legal risk but excludes strategic and reputational risk.

Within such framework, the legal risk –which may arise internally or externally- comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

We have policies, procedures and structures, appointing a head of operational risk, whose main objective is to secure an operational risk management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting our Senior Management and our Board of Directors, in an environment of rapidly changing and significant risks.

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

For more information on operational risk management processes see note 50 “Capital management, Corporate Governance Transparency Policy and Risk management” to our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017.

Competition

We believe that we have an important advantage over our competitors in providing banking products and services to small communities in the provinces of Argentina as a result of the close community relationships and strong loyalty we have developed over time with our customers in these areas.

We consider Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Francés S.A., HSBC Bank Argentina S.A. and Banco Patagonia S.A. to be our main competitors among private banks. We also compete with certain regional banks.

In the future, we expect competition to increase in corporate transactions products, long-term lending, mortgage lending and other secured financings, credit cards, personal loans, payroll services and investment management services.

Competitive landscape

We are ranked as the fourth private bank and the sixth bank overall in Argentina in terms of total loans and total deposits as of September 30, 2018. In terms of equity we are ranked as the first private bank and the second bank overall in Argentina as of September 30, 2018.

Below are the rankings of banks across these metrics:

Total Loans (September 30, 2018)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	390,992	17%
2	Banco de Galicia y Buenos Aires S.A.	246,281	11%
3	Santander Rio S.A.	232,484	10%
4	Banco de la Provincia de Buenos Aires (1)	210,928	9%
5	BBVA Frances S.A.	184,691	8%
6	Banco Macro S.A. (2)	173,708	7%
7	HSBC Bank Argentina S.A.	90,064	4%
8	Banco de la Ciudad de Buenos Aires	87,135	4%
9	Industrial and Commercial Bank of China (Argentina) S.A.	79,586	3%
10	Banco Patagonia S.A.	76,814	3%
	Remainder of the Financial System	571,439	26%
	Total Financial System	2,344,122	100%

Source: Central Bank. See “Market and Central Bank Data”.

(1)	Public sector banks.
(2)	Figures from the Bank and Banco del Tucumán were prepared based on Central Bank methodology. See “Market and Central Bank Data”.

Total Deposits (September 30, 2018)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	1,019,373	27%
2	Santander Rio S.A.	385,615	10%
3	Banco de la Provincia de Buenos Aires (1)	344,866	9%
4	Banco de Galicia y Buenos Aires S.A.	320,473	8%
5	BBVA Frances S.A.	247,510	6%
6	Banco Macro S.A. (2)	194,087	5%
7	HSBC Bank Argentina S.A.	138,508	4%
8	Banco de la Ciudad de Buenos Aires	126,200	3%
9	Banco Credicoop Limitado	119,444	3%
10	Banco Patagonia S.A.	97,749	3%
	Remainder of the Financial System	816,143	21%
	Total Financial System	3,809,968	100%

Source: Central Bank. See “Market and Central Bank Data”.

(1)	Public sector banks.
(2)	Figures from the Bank and Banco del Tucumán were prepared based on Central Bank methodology. See “Market and Central Bank Data.”

Equity (September 30, 2018)

		Ps. Million	Market Share
1	Banco de la Nación Argentina (1)	127,354	23%
2	Banco Macro S.A. (2)	53,673	10%
3	Santander Rio S.A.	39,828	7%
4	Banco de Galicia y Buenos Aires S.A.	39,759	7%
5	BBVA Frances S.A.	37,434	7%
6	Banco de la Provincia de Buenos Aires (1)	30,780	6%
7	Citibank, N,A (Argentine Branch)	19,622	4%
8	Industrial and Commercial Bank of China (Argentina) S.A.	15,531	3%
9	HSBC Bank Argentina S.A.	15,235	3%
10	Banco Patagonia S.A.	15,041	3%
	Remainder of the Financial System	159,225	29%
	Total Financial System	553,483	100%

Source: Central Bank. See “Market and Central Bank Data”.

(1)	Public sector banks.
(2)	Figures from the Bank and Banco del Tucumán were prepared based on Central Bank methodology. See “Market and Central Bank Data”.

There is a large concentration of branches in the City of Buenos Aires and in the province of Buenos Aires for the financial system as a whole, as shown by the following table. However, we have the most extensive private-sector branch network in Argentina and a leading regional presence holding 64% of our total branches in six provinces including Santa Fe, Córdoba, Misiones, Salta, Tucumán and Jujuy.

	As of September 30, 2018
	Banking system		Banco Macro (1)		Market Share (% share of total of branches in
Province	Branches	% of total	Branches	% of total	each province)
City of Buenos Aires	974	20.4%	29	5.9%	3.0%
Buenos Aires (Province)	1,502	31.5%	75	15.5%	5.0%
Catamarca	21	0.4%	1	0.2%	4.8%
Chaco	70	1.5%	2	0.4%	2.9%
Chubut	71	1.5%	6	1.3%	8.5%
Cordoba	461	9.7%	71	15.1%	15.4%
Corrientes	82	1.7%	4	0.8%	4.9%
Entre Rios	134	2.8%	10	2.1%	7.5%
Formosa	38	0.8%	0	0.0%	0.0%
Jujuy	34	0.7%	16	3.4%	47.1%
La Pampa	73	1.5%	2	0.4%	2.7%
La Rioja	27	0.6%	2	0.4%	7.4%
Mendoza	174	3.6%	16	3.4%	9.2%
Misiones	67	1.4%	36	7.6%	53.7%
Neuquén	85	1.8%	6	1.1%	7.1%
Rio Negro	76	1.6%	6	1.3%	7.9%
Salta	80	1.7%	37	7.9%	46.3%
San Juan	42	0.9%	2	0.4%	4.8%
San Luis	49	1.0%	3	0.6%	6.1%
Santa Cruz	49	1.0%	2	0.4%	4.1%
Santa Fe	484	10.2%	105	22.3%	21.7%
Santiago del Estero	55	1.2%	2	0.4%	3.6%
Tierra del Fuego	25	0.5%	2	0.4%	8.0%
Tucuman	95	2.0%	40	8.5%	42.1%
TOTAL	4,768	100%	475	100%	10.0%

Source: Central Bank.

(1)	Includes branches of Banco Macro and Banco del Tucumán.

Argentine Banking Regulation

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules.

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

In addition, financial entities need the authorization from the Central Bank for certain actions, such as opening or changing branches or ATMs, acquiring share interests in other financial or non-financial corporations and establishing liens over their assets, among others.

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

Furthermore, according to the rules regarding “Complementary Services of the Financial Entities and Allowed Activities”, as amended commercial banks are authorized to operate in local or foreign companies that have one or two of the exclusive corporate purposes listed in section 2.2 of Communication “A” 5700 as amended by Communication “A” 6342, in which the commercial bank’s interest either exceeds 12.5% of such companies’ voting stock or allows the commercial bank to control a majority of votes at a shareholders’ or board of directors’ meeting. The financial entities shall give notice to the Superintendency if the corporate purposes of such companies include any of the corporate purposes listed in section 2.2 of that rule.

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

Legal reserve

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income, notwithstanding the aforementioned, pursuant to Central Bank Rules, we are required to maintain a legal reserve which is funded with 20% of our yearly income determined in accordance with Central Bank Rules. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules.

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

Items deductible from COn1 include, among other things: (a) positive balances resulting from the application of income tax withholdings above 10% of the previous months of basic net worth and balances in favor from deferred tax assets; (b) deposits maintained in a corresponding account with a foreign financial institutions that are not rated as “investment grade,” (c) debt securities not held by the relevant financial institutions, except in the case of securities registered by or in custody of the Central Bank (CRYL), Caja de Valores S.A., or Clearstream, Euroclear and the Depository Trust Company, (d) securities issued by foreign governments whose credit rating is at least ‘investment grade’ according to Communication “A” 5671; (e) subordinated debt instruments issued by other financial institutions; (f) shareholders; (g) real property added to the assets of the financial entity and with respect to which the title deed is not duly recorded at the pertinent Argentine real property registry, except where such assets shall have been acquired in a court-ordered auction sale; (h) goodwill; (i) items pending allocation, debtor balances and other; (j) certain assets, as required by the Superintendency resulting from differences between carry amount and the fair value of assets or actions taken to distort or disguise the true nature or scope of operations; (k) any deficiency relating to the minimum loan loss provisions required by the Superintendency; (l) equity interests in companies that have the following activities: (i) financial assistance through leasing or factoring agreements, and (ii) transitory equity acquisitions in other companies in order to further their development to the extent the ultimate purpose is selling such interest after development is accomplished; (m) the highest balance of that month’s financial assistance granted during the month, where the advance payments set forth in Section 3.2.5 of the rules on “Lending to the non-financial public sector” surpass the authorized limit and/or are not settled within the terms established therein; (n) income from sales relating to securitization transactions, as applicable, pursuant to the provisions of Sections 3.1.4., 3.1.5.2. and 3.1.9., and from portfolio sales or assignments with recourse. This deduction can be applied as long as the credit risk still persists and to the extent in which the capital requirement for the underlying exposures or the sold or assigned portfolio with recourse is maintained; (o) in the case of liabilities from derivatives accounted for at fair value, unrealized gains or losses due to changes in the financial institution’s credit risk will be deductible. The deduction will be limited to the financial institution’s own credit risk adjustments only plus or minus, as the case may be); such adjustments may not be offset against adjustments for counterpart risk; (p) equity interests in financial institutions subject to consolidated oversight, except where not permitted due to the existence of deductible amounts; or in the case of foreign financial institutions. In these cases, the deductions will be the net amount of the allowance for impairment and, when controlled financial institutions subject to the provisions of Section 8.2.1.6., item iii) are involved, the deductions will be 50% of the net amount of profits derived by these entities on a proportional basis to their respective interests.

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

We have issued U.S.$400,000,000, 6.750% Series A Subordinated Resettable Notes due 2026, that are outstanding as of the date of this annual report and comply with all the requirements described above.

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

Pursuant to Communication “A” 5889, RWA shall be calculated as follows:

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

Requirements applicable to dividend distribution

Dividends are calculated based on our statutory financial statements of the Bank, and prepared under Central Bank Rules, that differ in certain significant aspects from IFRS. The Central Bank has imposed restrictions on the payment of dividends, substantially limiting the ability of financial institutions to distribute such dividends subject to compliance with the rules set forth in the Restated Regulations on Earnings Distributions, under the criterion that the amount to be distributed cannot affect the institution’s liquidity and solvency, which shall be verified by the satisfaction of certain requirements, on a consolidated basis.

Such regulations provides that the payment of dividends (other than dividends on common shares), the acquisition of treasury shares, the payment on other tier 1 equity instruments (as determined in accordance with the provisions set forth in the rules on “Minimum capital of financial institutions”) and/or the payment of financial incentives (bonuses) to personnel – in this case, subject to the labor law regulations (legal, statutory and contractual) governing the financial institutions’ relationships with their personnel– shall be subject to these rules.

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

4.

The asset valuation adjustments notified by the Superintendency – whether accepted or not by the institution –, that are pending registration and/or those indicated by the external audit that have not been accounted.

5.	The individual deductibles – regarding asset valuation – established by the SEFyC, including the adjustments derived from the failure to consider agreed adjustment plans.

In addition, financial institutions shall not distribute earnings out of the income derived from the first application of IFRS and are obliged to create a special reserve which shall only be reversed for capitalization purposes or to absorb possible negative balances in the item “Unappropriated Retained Earnings”.

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

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules.

Capital Conservation Buffer

It is also stated that financial entities shall maintain a capital conservation margin in addition to the minimum capital requirements in order to ensure the accrual of owned resources to cope with eventual losses, reducing the non-compliance risk.

Financial entities considered D-SIBs or globally systemically important (“G-SIBs”), must have a capital level that permits a greater capacity for loss absorption, by virtue of negative externalities that the effects of insolvency of such entities or their foreign holdings could create in the financial system and the economy.

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

CRC = k * (0.08* RWAc) + INC

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

A * p + PFB * CCF * p + no DVP + (DVP + RCD + INC significant investments in companies) * 12,5

Variable “A” refers to computable assets/exposures;

“PFB” are computable items which are not registered on the balance sheet;

“CCF” the conversion credit factor; and

“p” refers to the weighting factor, expressed on a per unit basis.

DvP”refers to failed delivery against payment transactions (for purposes of these rules, failed payment against payment (PvP) transactions are also included). The amount is determined by the addition of the amounts arrived at by multiplying the current positive exposure by the applicable capital requirement.

In addition, “no DvP” refers to transactions that do not involve delivery against payment. The amount is determined by the addition of the amounts arrived at by applying the weighting factor (p) on the relevant transactions.

“RCD” refers to requirements for counterparty risk in OTC transactions.

“INC” incremental minimum capital requirements based on any excess in the fixed assets and other ratios, the limitations established under “Major Exposure to Credit Risk Regulations”.

“INC (relevant investments in companies)” means the incremental minimum capital requirements based on any excess over the following limits:

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

Each type of asset is weighted according to the level of risk assumed to be associated with it. In broad terms, the weights assigned to the different types of assets are:

Type of Asset	Weighting (%)
Cash and cash equivalents
Cash held in treasury, in transit (when the financial institution assumes responsibility and risk for transportation), in ATMs, in checking accounts and in special accounts with the Central Bank, gold coins or bars	0
Cash items in the process of collection, cash in armored cars and in custody at financial institutions	20
Exposure to governments and central banks
To the Central Bank denominated and funded in Pesos	0
To the public non-financial sector denominated and funded in Pesos, including securitized exposures	0
To the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code)	0
To the public non-financial sector and the Central Bank. Other	0
To other sovereign states or their central banks and other foreign public non-financial sector institutions	0

Type of Asset	Weighting (%)
To the Bank for International Settlements, the IMF, the European Central Bank and the European Community	0
Exposure to the Multilateral Development Banks (MDB)
The International Bank for Reconstruction and Development (IBRD), the International Finance Corporation (IFC), the Inter-American Development Bank (IDB), the European Investment Bank (EIB), the Asian Development Bank (ADB), the African Development Bank (AFDB), the European Investment Fund (EIF), the Nordic Investment Bank (NIB), the Caribbean Development Bank (CBD), the Islamic Development Bank (IDB) and the European Council Development Bank (ECDB)	0
Other	20
Exposure to local financial institutions
Denominated and funded in Pesos arising from transactions with an initial contractual term of up to 3 months	20
Other	0
Exposure to foreign financial institutions	0
Exposure to local and foreign companies and other entities - including national foreign exchange entities, insurance companies, brokerage houses and other companies considered non-financial private sector entities pursuant to the provisions of Section 1 of the regulations governing the “Financing of the non-financial public sector”	100
Exposures included in the retail portfolio
Loans to individuals (provided that installments of loans granted by the institution do not exceed, at the time of the agreements, 30% of borrower’s income) and to Micro, Small- and Medium-Sized Companies (“MiPyMEs”).	75
Other	100
Exposures guaranteed by reciprocal guaranty companies (sociedades de garantía recíproca) or public security funds registered with the registries authorized by the Central Bank	50
Primary mortgages and mortgages of any ranking on residential homes, to the extent the entity is the mortgagee
If credit facility does not exceed 75% of the appraised value of such real property
- Sole, permanently-occupied family home	35
- Other	50
On the amount exceeding 75% of the appraised value of such real property	100
Primary mortgages and mortgages of any ranking other than on residential homes, to the extent the entity is the mortgagee
Up to 50% of the lower of the real property market value or 60% of the mortgage loan.	50
On the remaining portion of the loan.	100
Delinquent loans over 90 days
Weighting varies according to the loan and specific provisions Created	50-150
Interests in companies	150
Exposures to central counterparty entities (CCP)	0
Other assets and / or items off the balance sheet	100

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

Credit Risk Regulation – Large Exposures

General Overview

Communication “A” 6599 of the Central Bank, as amended and restated by Communication “A” 6620, effective as of January 1, 2019, abrogated credit risk fractioning regulations (except for the provisions related to the non-financial public sector), and replaced the former regime by regulating “large exposures to credit risk”. The system seeks to limit the maximum loss that a financial entity may suffer upon the occurrence of an unexpected default of a counterparty or group of connected counterparties who do not belong to the non-financial public sector, therefore affecting its solvency. The regulations regarding the exposures to credit risk must be applied at all times with every counterparty of the entity.

In this regard, the regulations have established the concept of group of connected counterparties, which applies to all cases in which one of the counterparties of a financial entity have direct or indirect control over the rest or in those cases in which financial difficulties experimented by one of the counterparties causes a strong likelihood that its subsidiaries may struggle financially as well. According to the regulation, upon the detection of the existence of a group of connected counterparties by the financial entity, such group shall be considered as a single counterparty and the sum of the exposures to credit risk that a financial entity possesses with all the individual counterparties comprehended in that group shall be subject to the information and disclosure requirements provided in section 2.

One of the main aspects of Communication “A” 6599 is the introduction of the concept of large exposure to credit risk in Argentine banking regulations, which is defined as the sum of all values of exposure of a financial entity with a counterparty or group of connected counterparties when it is equal or above 10% of the Tier 1 Capital registered by the financial entity the immediately preceding month of its calculation.

However, the determination of the values of exposure to risk recognize the following exceptions:

•	Intraday interbank exposures;

•	Exposures of financial entities with qualifying central counterparties, as defined by the Central Bank regulations on minimum capital;

•	Exposures with the Central Bank; and

•	Exposures with the Argentine non-financial public sector.

Regarding the information regime, the Central Bank has established that the financial entities shall inform the Superintendency of all the values of exposure to credit risk before and after the application of mitigation techniques, detailing:

•	Exposures to risk with a value equal or above 10% of Tier 1 Capital of the financial entity;

•	Every other exposure to risk which value is equal or above 10% of the Tier 1 Capital of the financial entity, without applying credit risk mitigation techniques;

•	Excluded exposures to risk which values are equal or above 10% of the financial entity’s Tier 1 Capital; and

•	The financial entity’s 20 largest applicable exposures to risk, regardless of its value in relation with the financial entity’s Tier 1 Capital.

Limits

Communication “A” 6599 sets the global limit of exposure to risk with respect to affiliate counterparties at 20%. In the case of stock held in an investment portfolio, the sum of all the values of exposure to risk corresponding to the total stocks not related to the portfolio shall not exceed 15% (holdings in public services companies or companies dedicated to complementary services to financial activities are excluded). The total limit of stocks and holdings shall be the sum of all the values of exposure to risk corresponding to the total amount of stock in an investment or negotiation portfolio plus the credits for forward operations and sureties entered into in authorized Argentine markets shall not exceed 50%.

Minimun controls to exposures of affiliates

The regulations set forth three stages for the control of the financial entity’s affiliates exposure:

1) Reports for the entity’s management:

•	Report by the CEO;

•	Report by the supervisory committee; and

•	Acknowledgment of the reports by the entity’s management.

2) Evidence of the affiliation to the financial entity: the personnel responsible for the analysis and resolution of the credit operations shall expressly register whether or not the client is affiliated with the financial entity.

3) Affidavit evidencing affiliation: affiliated clients shall file an affidavit stating if they belong to the lending entity or if its relationship with such entity implies the existence of a controlling influence.

Interest rate risk

Until January 1, 2013, financial entities had to comply with minimum capital requirements regarding interest rate risk. These requirements were intended to capture the sensitivity of assets and liabilities to changes in the interest rates. Communication “A” 5369 removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this change, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendence’s supervision. By virtue of Communication “A” 6534, dated July 3, 2018, Investment Portfolio Interest Rate (RTCI) shall be calculated.

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

Consequences of a Failure to Meet Minimum Capital Requirements

In the event of non-compliance with capital requirements by an existing financial institution, Central Bank Communication “A” 6091, as amended, provides the following:

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

Furthermore, pursuant to Communication “A” 5867, as amended by “A” 5889, among others, if a financial institution fails to meet market risk daily minimum capital requirements, except for any failure to meet the requirements on the last day of the month, calculated as a sum of VaR of included assets or derived from the calculation of capital requirements for interest rate, exchange rate and stock risks, the financial institution must replace its capital or decrease its financial position until such requirement is met, and has up to ten (10) business days from the first day on which the requirement was not met to meet the requirement. If the financial institution fails to meet this requirement after ten (10) business days, it must submit a regularization and reorganization plan within the following five (5) business days and may become subject to an administrative proceeding initiated by the Superintendency.

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

Pursuant to Communication “A” 5282, as amended by Communications “A”6091 and “A”6638, among others, the minimum capital requirements regarding OR are equal to 15% of the annual average positive gross income of the last thirty-six (36) months.

The OR formula is as follow:

The variables in the OR formula are defined as follows:

•	“Cro”: the capital requirement for operational risk.

•	“α”: 15%.

•	“n”: the number of 12-month consecutive terms with positive IB, based on the 36 months preceding the month of calculation. The maximum value of n is 3.

•	“IBt”: gross income from 12-month consecutive terms; provided that, it is a positive figure, corresponding to the 36 months preceding the month of calculation.

IB is defined as the sum of (a) financial and service income minus financial and service expenses and (b) other income minus other expenses.

The following items are excluded from items (a) and (b) above:

(i)	expenses derived from the creation or elimination of reserves during previous fiscal years and recovered credits during the fiscal year that were written off in previous fiscal years;

(ii)	profits or losses from holding equity in other financial institutions or companies, if these were deductible from RPC;

(iii)	extraordinary or unusual gains (i.e., those arising from unusual and exceptional events that resulted in gains) including income from insurance recovery; and

(iv)	gains from the sale of classified species and measures at amortized cost of fair value with changes in other integral gains.

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

Minimum cash requirements are applicable to demand and time deposits and other liabilities arising from financial intermediation denominated in Pesos, foreign currency, or government and corporate securities, and any unused balances of advances in checking accounts under agreements not containing any clauses that permit the bank to discretionally and unilaterally revoke the possibility of using such balances.

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

The liabilities subject to these requirements are computed on the basis of the effective principal amount of the transactions, including differences in rates (either negative or positive), excluding interest accrued, past due, or to become due on the aforementioned liabilities, provided they were not credited to the account of, or made available to, third parties, and, in the case of fixed-term deposit of UVIs and UVAs (as defined below), the accrued amount resulting from the increment of the value of such unit.

The basis on which the minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month. Such requirement shall be complied with on a separate basis for each currency and/or security and/or instrument under monetary regulation in which the liabilities are denominated.

The table below shows the percentage rates that should be applied to determine the required minimum cash reserve requirement, depending on whether: (i) entities included in Group “A” and / or branches or subsidiaries of banks abroad classified as systemically important (G-SIB) not included in that group; or (ii) the remaining financial entities. Section 4 of the regulations on “Authorities of financial entities” (Autoridades de entidades financieras) of the Central Bank classifies the financial entities in: a) Group “A” which includes those entities in which the amount of their assets is greater than or equal to 1% of the total of the assets of the financial system (for the purposes of calculating this indicator, the average of the assets corresponding to the months of July, August and September of the previous year will be considered, according to the data that arise from the corresponding information regime); and b) Group “B” composed of all those entities that are not included in Group “A”. The following fees arise from Communication “A” 6616 dated December 20, 2018, its came into force will depend on the group to which financial entity belongs, being February 2, 2019 for Group “A” and G- SIB and on January 1, 2019 for the remaining entities:

	Group A and G- SIB		Rate % Group B
Item	Pesos	Foreign Currency	Pesos	Foreign Currency
1- Checking account deposits and demand deposits opened at credit cooperatives	45		20
2- Savings account, salary/social security accounts, special accounts (except for deposits included on items 7 and 11), and other demand deposits and liabilities, pension and social security benefits credited by ANSES pending collection and immobilized reserve funds for liabilities covered by these regulations	45	25	20	25
3- Unused balances of advances in checking accounts under executed overdraft agreements	45		20
4- Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve	100		100

	Group A and G- SIB		Rate % Group B
Item	Pesos	Foreign Currency	Pesos	Foreign Currency

5- Time deposits, liabilities under “acceptances”, (including responsibilities for sale or transfer of credits to agents different from financial institutions), stock-exchange repos (cautions and stock exchange passive repos), constant-term investments, with an option for early termination or for renewal for a specified term and variable income, and other fixed-term liabilities, except rescheduled deposits included in the following items 7, 10 y 12 of this table, securities (including negotiable obligations), according to their outstanding term:

(i) Up to 29 days	35	23	14	23
(ii) From 30 days to 59 days	25	17	10	17
(iii) From 60 days to 89 days	7	11	5	11
(iv) From 90 days to 179 days		5		5
(v) From 180 days to 365 days		2		2
(vi) More than 365 days

6- Liabilities owed due to foreign facilities (not including those instrumented by term deposits, unless they are made by residents abroad linked to the entity pursuant to Section 2 of the rules on “Large Exposures to Credit Risk”, nor the acquisition of debt securities, to which they must apply the requirements provided in the previous point)

(i) Up to 29 days		23		23
(ii) From 30 days to 59 days		17		17
(iii) From 60 days to 89 days		11		11
(iv) From 90 days to 179 days		5		5
(v) From 180 days to 365 days		2		2
(vi) More than 365 days
7- Demand and time deposits made upon a court order with funds arising from cases pending before the court, and the related immobilized balances	32	15	13	15
8- Special deposits related to inflows of funds. Decree 616/2005		100		100
9- Time deposits in nominative, non-transferable Peso-denominated certificates, belonging to public sector holders, with the right to demand early withdrawal in less than 30 days from its setting up	35		14
10- Deposits and term investments —including savings accounts and securities (including Notes)— in UVIs and UVAs, according their outstanding term
(i) Up to 29 days	7		7
(ii) From 30 days to 59 days	5		5
(iii) From 60 days to 89 days	3		3
(iv) More than 90 days
11- Labor Work Fund for Construction Industry Workers, denominated in UVA	7		7
12-Deposits and fixed term investments created in the name of minors for funds they receive freely

In the case of transactions in Pesos, when the jurisdiction of the main office where the transaction takes place, according to what is established in Central Bank’s regulations regarding “Categorization of locations for financial entities”, belongs to the categories II to VI, the rates foreseen for demand deposits will be reduced by 2 percentage points and for term placements by 1 percentage point up to a minimum of zero (including point 11). In both cases, it does not include the impositions in securities.

Entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group, may integrate the period and daily requirement in pesos with “National Treasury Bonds in pesos at fixed rate November 2020” in up to:

a)	5 points of the rates described in points 1, 2 (in Pesos), 3, sections (i) and (ii) of point 5 (in Pesos) and points 7 (in Pesos) and 9.

b)	2 points of the rate described in section (iii) of point 5 (in Pesos).

Financial entities included in Group “A” and branches or subsidiaries of G-SIB not included in that group may integrate the period and daily requirement in pesos with LELIQ and / or NOBAC up to 13 percentage points of the rate provided in section (i) of point 5 (in Pesos) and 9; in up to 10 percentage points of the rates provided by points 1, 2 (in pesos) and 3 and section (ii) of point 5 (in Pesos) and point 7 (in Pesos).

In order to be admitted the integration with “National Treasury Bonds in pesos at a fixed rate due November 2020”, LELIQ and / or NOBAC as described above, they must be valued at market prices and be deposited in Sub-account 60, minimum cash enabled in the “Central Registry and Settlement of Public Liabilities and Financial Trusts—CRyL” (Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros).

The minimum cash requirement will be reduced:

1.	in accordance with the participation in the total of financing operations to the non-financial private sector in pesos in the entity of financing to MiPyMEs in the same currency;

2.

depending on the granting of financing under the “Ahora 12” Program (The implementation of the Consumer Promotion Program and the Production of Goods and Services named “Ahora 12” was created by Joint Resolution 671/2014 and 267/2014 of the former Ministry of Economy and Public Finance and the Ministry of Industry), in an amount equivalent to 2% of the sum of the financing in pesos that the entity grants:

i.	whose destination is the acquisition of goods and services included in the aforementioned resolution and its complementary regulations; or

ii.	to non-financial companies issuing credit cards at an annual interest rate of up to 17%, insofar as these companies are part of the “Ahora 12” Program.

Whenever there is an excessive concentration of liabilities (in holders and / or terms), which implies a significant risk with respect to the individual liquidity of the financial institution and / or has a significant negative effect on the systemic liquidity, additional minimum cash may be set on the liabilities included in the financial entity and / or those complementary measures that are deemed pertinent.

Likewise, the minimum cash requirement may be increased due to non-compliance with the rules on the “Credit Line for productive investment”.

In addition to the abovementioned requirements, the reserve for any defect in the application of resources in foreign currency net of the balances of cash in the entities, in custody in other entities, in transit and in Transporters of Securities, for a certain month, shall be applied to an amount equal to the minimum cash requirement of the corresponding currency for each month.

The minimum cash reserve must be set up in the same currency or securities or debt instruments for monetary regulation to which the requirement applies, and may include the following:

1.	Accounts maintained by financial institutions with the Central Bank in Pesos.

2.	Accounts of minimum cash maintained by financial institutions with the Central Bank in U.S. dollars, or other foreign currency.

3.	Special guarantee accounts for the benefit of electronic clearing houses and to cover settlement of credit card, vouchers, and ATM transactions and immediate transfer funds.

4.	Checking accounts maintained by non-bank financial institutions with commercial banks for the purpose of meeting the minimum reserve requirement.

5.	Special accounts maintained with the Central Bank for transactions involving social security payments by the ANSES.

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

Compliance with the minimum cash reserve requirement will be measured on the basis of the monthly average of the daily balances of eligible items maintained during the month to which the minimum cash reserve refers by dividing the aggregate of such balances by the total number of days in the relevant period. The compensation of deficit positions with surplus positions corresponding to different requirements will not be accepted.

The aggregate balances of the eligible items referred to above, maintained as of each daily closing, may not, on any one day during the month, be less than 25% of the total required cash reserve, determined for the next preceding month, recalculated on the basis of the requirements and items in force in the month to which the cash reserves relate, without considering the effects of the application of the provisions of section “1.7 Transfers” of the “Minimum Cash” rules. The daily minimum required is 50% when a deficit to the admitted transfer margin occurs in the previous month.

Any deficiencies in meeting the required minimum cash reserve and the daily minimum reserve in Pesos, in foreign currency, or securities or debt instruments for monetary regulation are subject to a penalty in pesos, equal to 1.5 times the average nominal interest rate of the shorter term peso denominated LELIQs auction published on the last business day of the relevant period or, if not available, the last one available.

LELIQ global daily position

Pursuant to Communication “A” 6661 of the Central Bank, the LELIQ global daily position of the banks shall not exceed the larger sum between:

1) the RPC of the bank in the immediately preceding month; and

2) 100% of the monthly average of the total deposits in Pesos, excluding the financial sector’s and the notes in Pesos issued until February 8, 2019 in the current month.

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

The HQLA can only be made up of the following portfolio assets (consider as Tier 1 (An1)) at the day of the calculation of the LCR: cash in hand, in transit, in armored transportation companies and ATMs; deposits with the Central Bank; certain national public bonds in Pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the IMF, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

Net Stable Funding Ratio (NSFR)

The purpose of the net stable funding ratio (“NSFR”) is to allow financial institutions to finance their activities with sufficiently stable sources to mitigate the risk of future stress situations derived from their funding requirements. By requiring financial institutions to maintain a stable funding profile relative to the breakdown of their off-balance sheet assets and transactions, the NSFR limits the strong dependence on short term wholesale funding, promotes a better assessment of balance sheet and off-balance sheet items funding risk, and favors funding sources stability. The definitions of the components of the NSFR are similar to those set forth in the “Liquidity Coverage Ratio” regulations, unless otherwise expressly set forth herein.

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

The NSFR shall be at all times greater than or equal to 1 (NSFR 1). It shall be supplemented with the assessment made by the SEFyC. The SEFyC may demand the institution to adopt stricter standards to reflect its funding risk profile, also taking into account the assessment made in connection with the “Risk Management Guidelines for Financial Institutions” in connection with the institution’s liquidity.

Leverage Ratio

Through Communication “A” 6431, effective as of March 1, 2018, the Central Bank incorporated a ratio to limit the leverage of financial institutions in order to avoid the adverse consequences of an abrupt reduction in leverage in the supply of credit and the economy in general, and reinforce the minimum capital requirement with a minimum capital requirement simple and not based on risk.

The leverage ratio, which must be greater than or equal to 3%, arises from the following expression:

Ratio (as %) = Measure of capital / Measure of exposure where the measure of capital will be the basic net worth, and the measure of the exposure will be the sum of (i) the exposures in the asset (excluding the items corresponding to derivatives and Securities Financing Transactions (SFT)), ( ii) exposures by derivatives; (iii) exposures for SFT transactions and (iv) off-balance-sheet items. Both measures must be calculated based on the closing balances of each quarter.

Fee regulations

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

Mandatory extension of credit facilities for productive investments

On July 5, 2012, the Central Bank issued Communication “A” 5319, mandating financial entities to extend credit facilities for productive investments, according to the terms and conditions described therein. Recently, the Central Bank issued Communications “A” 5874 and 5975 (the “2016 Quota”), “A”6352 “A” 6259 (the “2017 Quota”) and “A” 6352 (the “2018 Quota”), establishing the regulations applicable to credit facilities for productive investments corresponding for those years. The 2017 Quota and the 2018 Quota are not cumulative and must be complied with, independently, in each year.

Financial institutions subject to this regime are those operating as financial agents of the national, provincial, City of Buenos Aires and/or municipal governments and/or those whose participation in the deposits of the non-financial private sector in Pesos, are equal to or greater than 1% of the total deposits in the financial system. Through Communication “A” 6352 issued on November 3, 2017, the Central Bank started to gradually reduce the percentage of these facilities, until its complete elimination scheduled in December 2018.

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

In addition, not less than 75% of the 2016 Quota must be allocated to credit facilities intended for MiPyMEs. The amount of the financing arises from applying to the disbursed capital a weight per category and location of the company.

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

2018 Quota

The financial entities subject to this requirement have to maintain, in each of the months in 2018, a balance of comprised financings equal to at least the amount that results from applying the percentages provided in the following table to the monthly average daily balances of November 2017 of total non-financial private sector deposits in Pesos:

Month	Percentage
January	16.50%
February	15.00%
March	13.50%
April	12.00%
May	10.50%
June	9.00%
July	7.50%
August	6.00%
September	4.50%
October	3.00%
November	1.50%
December	0.00%

For financial entities whose total non-financial private sector deposits in Pesos is less than 0.25%, the applicable percentage to apply will be derived from the table below:

Months of 2018	Percentage
January	9.17%
February	8.33%
March	7.50%
April	6.66%
May	5.83%
June	5.00%
July	4.17%
August	3.33%
September	2.50%
October	1.66%
November	0.83%
December	0.00%

Loans and Housing Units

The Central Bank has adopted measures for taking deposits and extending loans expressed in a special measuring unit adjustable by the CER. These special units are referred to as UVAs”.

In addition, Law No. 27,271 provides for the adjustment of deposits and loans by reference to the construction index, expressed in a special measuring unit referred to as Housing Units (Unidades de Vivienda or “UVIs”).

Consequently, UVAs and UVIs coexist and may be used both with respect to bank loans and deposits. The initial value of the UVI was Ps.14.05 (the same as the UVA), representing the cost of construction of one thousandth square meter of housing as of March 31, 2016. As of May 3, 2019 the value of UVI and UVA are 33.34% and 35.59%, respectively.

Both units are amended based on the indices published by the INDEC and the Central Bank on its website.

Foreign Exchange System

As of mid- December 2015, there have been significant changes to the legal framework applicable to the foreign exchange market aiming at granting greater flexibility to foreign exchange transactions.

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

Foreign Currency Lending Capacity

The Regulations on the allocation of deposits in foreign currencies, (including Communication “A” 6428 as amended), establish that the lending capacity from foreign currency deposits, must be applied in the corresponding deposit currency to the following categories:

a.	pre-financing and financing of exports to be made directly or through principals, trustees or other brokers, acting on behalf of the owner of the merchandise;

b.

other financing to exporters, who have a flow of future income in foreign currency and verify, in the year prior to granting the financing, a billing in foreign currency for an amount that is reasonably related to that financing

c.	financing to producers, processors or goods collectors, provided that:

i.

They have sale contracts of their merchandise to an exporter, with a fixed price or fixed in foreign currency -independently of the currency in which the operation is settled- and in the case of fungible merchandise with quotation, in foreign currency, normal and customary in local or foreign markets, with wide diffusion and easy access to public knowledge;

ii.

Its main activity is the production, processing and / or collection of fungible goods with quotation, in foreign currency, normal and usual in foreign markets, widely disseminated and easy access to public knowledge, and it is found, in the year prior to the granting of financing, a total billing of these merchandise for an amount that is reasonably related to that activity and its financing; and also operations aimed to finance service providers directly used in exporting process of goods (such as those provided at port terminals, international loading and unloading services, leasing containers or port warehouses, international freights ). This, provided it is verified that the flow of future income linked to sales to exporters registers a periodicity and magnitude that it is enough for the cancellation of the financing and it is verified, in the year prior to the granting of the financing, a billing to exporters for an amount that is reasonably related to that activity and its financing.

d.

financing for manufacturers of goods to be exported, as final products or as part of other goods, by third-party purchasers, provided that such transactions are secured or collateralized in foreign currency by third-party purchasers;

e.

financing to suppliers of goods and / or services that are part of the merchandise production process fungibles with quotation, in foreign currency, normal and usual in local or foreign markets, widely disseminated and easy access to public knowledge, provided they have firm sales contracts for those goods and / or services in foreign currency and / or on said merchandise;

f.

financing of investment projects, working capital and / or acquisition of all kinds of goods, including temporary imports of inputs, which increases or are linked to the production of exporting products. Even though the total income of the exporting companies does not come from their sales abroad, the financing may be imputed when the cash flow in foreign currency from their exports, is enough for its cancelation.

g.

financing for commercial and commercial portfolio clients of credits for consumption or housing -according to the provisions established in the rules on “Classification of debtors”, whose destination is the importation of capital goods (“BK” in accordance with the Mercosur’s Common Nomenclature established in Annex I to Decree No. 690/02 and other complementary provisions), which increase the production of merchandise destined for the domestic market.

h.

foreign currency debt securities or financial trust participation certificates including other payment rights specifically recognized on trust agreements whose underlying assets are loans made by the financial entities in the manners set forth in (a) to (d) above and first sentence of (f), or documents in which cash flows in Pesos or foreign currency have been assigned to the trustee, in foreign currency credit agreements, under the terms and conditions set forth in items mentioned before.;

i.	financings for purposes other than those mentioned in (a) to (d) above, included under the IDB credit program (“Préstamos BID N° 119/OC-AR”), not exceeding 10% of the lending capacity;

j.	inter-financing loans;

k.	Central Bank bills (Letras y Notas) denominated in dollars;

l.

direct investments abroad by companies that reside in Argentina, that seek the development of productive activities of non-financial goods and/or services, either through contributions and/or purchases of shares in companies, to the extent that they are constituted in countries or territories considered cooperators for the purposes of fiscal transparency according to the provisions of article 1 of Decree No. 589/13 as amended;

m.

financing of investment projects, including working capital, which allows the increase of production in the energy sector and have firm sales contracts and/or endorsements or guarantees in foreign currency.

n.	National Treasury bills in foreign currency, up to an amount equivalent to one third of the total of the applications made in accordance with the provisions of this section;

o.	financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of deposits in foreign currency of the entity;

p.	financing of foreign importers for the acquisition of goods and / or services produced in the country, either directly or through credit lines to foreign banks; and

q.

Financing of local residents that are secured by letters of credit (“stand-by letters of credit”) issued by foreign banks or multilateral development banks that comply with the provisions of point 3.1. of regulations on “Credit assessments”, requiring for that purpose an international rating of investment grade risk, to the extent that such letters of credit are unrestricted and that the accreditation of the funds is made immediately at the simple request of the beneficiary entity.

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

Pursuant to Communication “A” 6244, as amended, which entered into force on July 1, 2017, entities can freely determine the level and use of their GEP, thus allowing such entities to manage their exchange positions, both regarding the composition of its assets, as well as the possibility to maintain or transfer their holdings out of the country, with its subsequent impact in the reserves.

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

Forward transactions under master agreements executed in authorized domestic markets paid by settlement of the net amount without delivery of the underlying asset are also included. Likewise, certificates or notes issued by financial trusts and claims under common trusts are also included in the relevant proportion, provided that the underlying assets are denominated in foreign currency. The value of the position in currencies other than Dollars shall be expressed in that currency, at the respective exchange rate published by the Central Bank.

Deductible assets when determining a bank’s RPC and Argentine government bonds linked to the growth of the GDP are excluded from the ratio.

Limits

Negative Foreign Currency Net Global Position (liabilities exceeding assets): as of June 21, 2018 (Communication “A” 6529) the limit is 30% of the RPC of the immediately preceding month.

Positive Foreign Currency Net Global Position (assets exceeding liabilities): This daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) cannot exceed 5% of the lesser of the RPC or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “fixed assets and other concepts ratio”) of the immediately preceding month.

As of June 18, 2018 the Central Bank allows that the Positive Foreign Currency Net Global Position may reach up to 30% of the RCP or the entity’s own liquid assets whichever is less, while the total excess over the general limit originates only as a result of:

a) increase in the position in US Treasury bills in US dollars with respect to those held as of June 15, 2018, and/or

b) position in National Treasury bills in US dollars as of June 15, 2018, maintained as excess admitted to the current limit as of that date.

The excesses of these ratios are subject to a charge equal to 1.5 times the average nominal interest rate of the shorter term Peso-denominated LELIQs auction published on the last business day of the relevant period or, if not available, the last one available for a shorter term. Charges not paid when due are subject to a charge equal to one and a half times the charge established for excesses.

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

Debt Classification and Loan Loss Provisions

Unless otherwise indicated, the regulations explained in this section should be applied to financial information of the banks calculated in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules.

Credit Portfolio

The regulations on debt classification are designed pursuant to Central Bank Rules, which differ from IFRS to establish clear guidelines for identifying and classifying the quality of assets, as well as evaluating the actual or potential risk of a lender sustaining losses on principal or interest, in order to determine (taking into account any loan security) whether the provisions against such contingencies are adequate. Banks must classify their loan portfolios into two different categories: (i) consumer or housing loans and (ii) commercial loans. Consumer or housing loans include housing loans, consumer loans, credit-card financings, loans of up to Ps.7,920,000 to micro-credit institutions and commercial loans of up to Ps.7,920,000 with or without preferred guarantees when the institution elected. All other loans are considered commercial loans. Consumer or housing loans in excess of Ps.7,920,000, the repayment of which is linked to the evolution of its productive or commercial activity, are classified as commercial loans. If a customer has both kinds of loans (commercial and consumer or housing loans), the consumer or housing loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated. In these cases, the loans secured by preferred guarantees shall be considered to be at 50% of its face value.

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

Commercial loans classification

The principal criterion used to evaluate a loan pertaining to the commercial portfolio is its borrower’s ability to repay it, whose ability is mainly measured by such borrower’s future cash flow. Pursuant to Central Bank Rules, commercial loans are classified as follows:

Classification	Criteria
Normal Situation	Borrowers that demonstrate their ability to comply with their payment obligations. High repayment capacity.

Subject to special Monitoring/Under observation	Borrowers that, among other criteria, are up to 90 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Classification	Criteria
Subject to special Monitoring/ Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts. The borrower must enter into a refinancing agreement with the bank within 90 calendar days (if up to two lenders are involved) or 180 calendar days (if more than two lenders are involved) after the payment default date. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category according to the indicators established for each level.

Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the financial institution.

Irrecoverable according to Central Bank’s Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes: (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary; or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

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

Minimum Credit Provisions

Unless otherwise indicated, the financial regulations described in this section have been prepared in accordance with Central Bank Rules. IFRS differs in certain significant respects from Central Bank Rules. See Item 5B.“Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2018 and 2017.

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

In the case of commercial loans, applicable regulations require a minimum frequency of review. Such review must take place: (i) quarterly for clients with indebtedness equal or greater than 5% of the financial entity’s RPC for the prior month and (ii) semi-annually for clients whose indebtedness is (x) higher than the lower of 1% and Ps. 19.800.000 of the financial entity’s RPC for the prior month, and (y) lower than 5% of the financial entity’s RPC for the prior month. At the end of the first calendar semester, the total review under (i) and (ii) should have covered no less than 50% of the financial entity’s commercial loan portfolio and, if less, it shall be completed by incorporating clients (in descending order) whose total indebtedness is inferior to the limits described in the preceding point (ii)(x).

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

Allowances for loan losses

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee. Entities may have allowances for amounts higher than the minimum requirements, as deemed reasonable. Allowances are designed pursuant to the Central Bank Rules which differ from IFRS. See Item 5B.“Critical accounting policies” and note 3 to our audited consolidated financial statements as of December 31, 2018 and 2017.

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

Priority rights of depositors

Under section 49 of the Financial Institutions Law, in the event of judicial liquidation or bankruptcy of a bank all depositors, irrespective of the type, amount or currency of their deposits, will be senior to the other remaining creditors (such as shareholders of the bank), with exceptions made for certain labor liens (section 53 paragraphs (a) and (b)) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.1,000,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps. 1,000,000 or its equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the financial institution and which directly affect international commerce. Furthermore, pursuant to section 53 of the Financial Institutions Law, as amended, Central Bank claims have absolute priority over other claims, except for pledged or mortgaged claims, certain labor claims, the depositors’ claims pursuant to section 49, paragraph e), points i) and ii), debt granted under section 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discounts granted by financial entities due to a temporary lack of liquidity, advances to financial entities with security interest, assignment of rights, pledges or special assignment of certain assets) and debt granted by the Banking Liquidity Fund backed by a pledge or mortgage.

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

The SSGD covers deposits made by Argentine individuals and legal entities in Pesos and foreign currency and maintained in accounts with the participating financial institutions, including checking accounts, savings accounts, and time deposits up to the amount of Ps.350,000, as set forth by Central Bank Communication “A” 5659, dated October 31, 2014, as amended, which pursuant to Communication “A” 6654 of the Central Bank, dated February 26, 2019, as of march 1, 2019 the amount covered by the SSGD is currently Ps.1,000,000.

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

On September 9, 2013, the CNV published Resolution No. 622/2013 (the “CNV Rules”) supplementing the Capital Markets Law. The CNV Rules have been in force since September 18, 2013. On May 9, 2018, the Argentine Congress approved the Argentine Productive Financing Law No. 27,440, which amended the Capital Markets Law, the Mutual Funds Law No. 24,083 and the Negotiable Obligations Law, among other regulations and introduced substantial changes to regulations governing markets, stock exchanges and the various agents operating in capital markets, as well as certain amendments to the CNV’s powers. For more information, please see, “Risk Factors—Risks relating to Argentina—The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition.”

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

Terrorist financing is the act of providing funds for terrorist activities. This may involve funds raised from legitimate sources, such as personal donations and profits from businesses and charitable organizations, as well as from criminal sources, such as drug trade, weapons and other goods smuggling, fraud, kidnapping and extortion.

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,087, 26,119, 26,286, 26,683, 26,734, 26,831 and 26,860 (together the “Anti-Money Laundering Law”), which sets forth an administrative criminal system and supersedes several sections of the Argentine Criminal Code related to money laundering.

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

With the passage of Law No. 27,260 and its Regulatory Decree No. 895/2016, the UIF fell under the scope of the then Ministry of Treasury and Public Finance, currently the Ministry of Treasury.

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

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the UIF, the Central Bank, and, if applicable (as is the case of Banco Macro), by the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Agencies” (Órganos de Contralor Específico). In such capacity, Specific Control Agencies must cooperate with the UIF in the evaluation of compliance with the anti–money laundering proceedings of the legally bound reporting those parties subject to their control which have infringed the prevention regime. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, take disciplinary action against infringers.

Resolution 30/2017 and Resolution 21/2018 of the UIF (“Resolution 30” and “Resolution 21”, respectively), determine the minimum compliance requirements which a system designed to prevent the crimes of money laundering and terrorism financing should include, as is the case of the “know your customer” duties, as well as the obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorist financing transactions. These two resolutions have been issued by the UIF as a result of its new risk-oriented approach, pursuant to which the UIF has shifted its formalist approach while attempting to implement a more efficient regime to prevent money laundering and terrorism financing, based on the revised FATF recommendations of 2012. Under current regulations, Reporting Parties (Sujetos Obligados) have to first evaluate their risks and then adopt administrative and effective measures in order to prevent money laundering within their organizations.

Resolution 30 also provides that financial entities, such as us, are required to take certain actions embracing a risk-oriented approach, aimed at identifying and assessing their respective exposure to money laundering and terrorism financing, in respect of their customers, countries and geographic areas, products and services, operations or distribution channels, including but not limited to:

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

(c) developing a manual of procedures;

(d) appointing a Compliance Officer who shall watch for the implementation of and adherence to the procedures and obligations set forth in Resolution 30;

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

(h) having policies and procedures in place to gain sufficient, timely and current knowledge about all clients, verifying the information submitted by them, and adequately monitoring their operations. Such identification techniques will have to be executed at the beginning of the business relationship and will be applied on an ongoing basis, in order to maintain updated data, records and/or copies of the entity’s customer database. The entity’s failure or inability to comply with the identification duty as set forth in Resolution 30 shall be understood as a barrier to initiate a business relationship or, if already existent, to continue pursuing it. In addition, on the basis of the applicable Money Laundering and Terrorist Financing Management policies, it should be analyzed whether or not such business relationship should be reported as suspicious activity.

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

Resolution No. 21/2018 of the UIF, which replaced Resolution 229/2011 and replaced partially Resolution 140/2012 (“Resolution 21”) establishes certain measures to be observed by stockbrokers and brokerage houses, managers of mutual investment funds, over-the-counter agents, intermediaries in the purchase, lease or borrowing of securities operating under the orbit of stock exchanges with or without adherent markets and intermediary agents registered in the futures and options markets (“Reporting Parties under Resolution 21”). This Resolution incorporated as Reporting Parties the persons included in section 22.20 of the Anti-Money Laundering Law acting as financial trustees whenever their securities are authorized by CNV. Resolution 21 also complement Resolution 30, directed at the financial sector, including the guidelines for money laundering and terrorist financing Risk Management and minimum compliance that the legally bound financial reporting parties of the Capital Markets sector must adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties with criminal objectives of money laundry and terrorist financing.

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

On December 28, 2018, by means of Resolution 156/2018, the amended and restated texts of Resolutions 30/2017, Resolution 21 and Resolution 28/2018, according to the terms of Decree 891/2017 of Good Practices with regard to Simplification. By virtue of Resolution 156/18, the measures, procedures and controls that the reporting parties listed in those resolutions must adopt and re-apply to manage the risk of being used by third parties with criminal purposes of money laundering and financing of the terrorism. It is also established that those reporting parties must establish a chronogram of digitization of the bundles of pre-existing clients, taking into account the risk they present.

The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. Pursuant to Resolution No. 229/2014 of the UIF, the Central Bank and the CNV are considered “Specific Enforcement Agencies.” As such, they must cooperate with the UIF in assessing compliance with the anti-money laundering procedures by the reporting parties subject to their control. To such end, they are entitled to supervise, monitor and inspect such entities and, if necessary, implement certain corrective actions and measures.

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

Pursuant to Communication “A” 5738, as amended and supplemented, including without limitation, by Communication “A” 6060 and 6399, of the Central Bank, Argentine financial institutions must comply with certain additional “know your customer policies.” New commercial relationships cannot be initiated if the “know your customer policies” and the risk management legal standards have not been met. Regarding existing clients, if the “know your customer policies” cannot be complied with, the Argentine financial institution must discontinue operations with such client (i.e. cease the relationship with the client in accordance with Central Bank’s regulations for each type of product) within 150 calendar days as of the notice of such circumstances. Operations do not have to be discontinued when the “know your customer policies” are complied with in such period or when simplified due diligence procedures were implemented pursuant to the applicable laws. Further, under this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” in place.

In August 2018, by means of Resolution 97/2018, the UIF approved the regulation for the Central Bank’s collaboration duty with the UIF, in order to adapt it to the new parameters established in resolution 30/2017 for supervisory procedures of financial and exchange entities.

The CNV Rules also includes a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (including, among others, Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), and Distribution and Placement Agents) are to be considered legally bound reporting under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs. In addition, CNV Rules impose certain restrictions in connection with payment arrangements (restricting, among others, to Ps.1,000 the cash amount that the entities set forth therein could receive or pay per day and per client) and impose certain reporting obligations.

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

On February 17, 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights. This Program is responsible for reorganizing, coordinating and strengthening the national system for the prevention of money laundering and the financing of terrorism. The program considers in particular the specific risks that may have an effect on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the FATF. The National Coordinator leads the program and ensures its responsibilities are performed and implemented. Applicable statutory rules were also modified and the Ministry of Justice and Human Rights were placed primarily in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly within its jurisdiction as a financial intelligence agency.

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

In November 2018, the UIF issued Resolution 134/2018, which updates the list of persons that should be considered “politically exposed” (PEP) in Argentina, taking into account the functions in which they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions.

On December 26, 2018, the UIF issued resolution 154/2018 modifying the existing supervision procedures, for new designs that are adapted and according to the international standards promoted by the FATF, which must be applied on compliance with risk-based approach. As a result, the UIF approved its “Risk Based Supervision Procedure of the UIF”, repealing the provisions of Annexes II, III and IV of Resolution 104/2010, article 7 and the provisions of the Annexes V and VI of Resolution 165/2011 and of Annex III of Resolution 229/2014.

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

Corporate Criminal Liability Law

The Corporate Criminal Liability Law sets forth a criminal liability regime applicable to legal entities involved in corruption and international bribery directly or indirectly committed in their name, on their behalf or in their interest and from which a benefit may arise, when commission of the crime is the consequence of an ineffective control or supervision by such legal entity.

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

C. Organizational Structure

Subsidiaries

We have five subsidiaries: (i) Banco del Tucumán, our retail and commercial banking subsidiary in the province of Tucumán; (ii) Macro Bank Limited, our subsidiary in the Bahamas through which we primarily provide private banking services; (iii) Macro Securities S.A., which is a member of the BYMA, and through which we provide investment research, securities trading and custodial services to our customers; (iv) Macro Fiducia S.A., a subsidiary that acts as trustee and provides financial advisory and analysis services; and (v) Macro Fondos S.G.F.C.I. S.A., an asset management subsidiary.

	Banco Macro’s direct and indirect interest
Subsidiary	Percentage of Capital Stock	Percentage of possible votes
Banco del Tucumán S.A. (1)	99.945%	99.945%
Macro Bank Limited (2)	99.999%	100.000%
Macro Securities S.A. (1)	99.921%	99.932%
Macro Fiducia S.A. (1)	98.605%	98.605%
Macro Fondos S.G.F.C.I. S.A. (1)	99.936%	100.000%

(1)	Country of residence: Argentina
(2)	Country of residence: The Bahamas

D. Property, plants and equipment

Property

Our headquarters consist of 54,461 square meters of office area that is used by our management, accounting and administrative personnel. As of December 31, 2018, our headquarters consisted of 53,713 square meters that we own and 748 square meters that are leased. Our headquarters are split between offices located in Avenida Eduardo Madero 1172, Sarmiento 731 and Leandro N. Alem 1110, all in the City of Buenos Aires. As of December 31, 2018, we have a branch network that consists of 471 branches in Argentina, of which 200 were leased properties.

In 2011 we acquired a site, located at Avenida Eduardo Madero No. 1180, in the City of Buenos Aires, from the Government of the City of Buenos Aires, for an aggregate original amount of Ps.110 million, in which we have developed our headquarters. We have developed a project to build our new corporate offices on this site. Work on the site began in 2012 and was completed as of the date of this annual report.

The new corporate headquarters were designed to take full advantage of natural light and maximize energy efficiency, while also using materials that do not adversely affect the environment and was built in compliance with the Leed International Sustainability Standards of the “U.S. Green Building Council”. As of December 31, 2018, the total aggregate amount invested in the project was approximately U.S.$172 million at the applicable exchange rates at the end of the month as of the respective dates of such investments.

Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as well as Item 5 “Operating and Financial Review and Prospects.” This information has been extracted from the Bank’s internal documentation that supports our financial records.

Average balance sheets, interest earned on interest-earning assets and interest paid on interest-bearing liabilities.

The following tables show average balances, interest amounts and nominal and real rates for our interest-earning assets and interest-bearing liabilities for the years ended December 31, 2017 and 2018 based on results adjusted for inflation as of December 31, 2018, as explained in our consolidated financial statements.

The nominal interest rate has been calculated by dividing the amount of interest gain or loss during the period by the related average balance, both amounts not adjusted for inflation. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp=	1 + Np	-1
	1 + I

Rp=	(1 + Nd) (1 + D)	-1
	1 + I

Where:

Rp = real average rate for peso-denominated assets and liabilities ( in Ps.) for the period;

Rd = real average rate for foreign currency denominated assets and liabilities for the period;

Np = nominal average rate for peso - denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Argentine peso to the dollar for the period; and

I = inflation rate in Argentina for the period based on the variation of the Consumer Price Index.

I 2017 = 24.79%

I 2018 = 47.65%

D 2017 = 18.45%

D 2018 = 101.38%

	2017				2018
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
ASSETS
Interest-earning assets
Loans and other financing
Non-financial Public Sector
Pesos	1,936,833	293,716	3.30%	28.91%	2,523,506	1,065,836	(7.94)%	35.93%
Foreign currency	—	—	0.00%	0.00%	2	—	0.00%	0.00%
Total	1,936,833	293,716	3.30%	28.91%	2,523,508	1,065,836	(7.94)%	35.93%
Other Financial Entities
Pesos	3,921,386	802,257	(3.25)%	20.73%	4,516,616	1,405,779	(14.13)%	26.78%
Foreign currency	268,381	11,568	-0.95%	4.35%	440,093	22,612	42.38%	4.39%
Total	4,189,767	813,825	(3.10)%	19.68%	4,956,709	1,428,391	(9.11)%	24.79%
Non-financial Private Sector and Foreign Residents
Pesos	151,866,510	43,387,897	3.25%	28.84%	151,808,342	49,399,413	(12.75)%	28.83%
Foreign currency	26,425,022	993,090	(1.47)%	3.80%	37,908,669	1,814,449	41.97%	4.09%
Total	178,291,532	44,380,987	2.55%	25.13%	189,717,011	51,213,862	(1.82)%	23.89%
Other Debt Securities
Pesos	42,132,088	9,094,144	(2.22)%	22.02%	51,668,338	20,485,413	(9.16)%	34.13%
Foreign currency	2,736,105	124,806	(0.60)%	4.72%	2,043,084	62,318	39.87%	2.55%
Total	44,868,193	9,218,950	(2.12)%	20.97%	53,711,422	20,547,731	(7.29)%	32.93%
Repo Transactions
Pesos	5,540,772	1,119,217	(4.33)%	19.39%	937,607	449,871	(2.18)%	44.43%
Foreign currency	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Total	5,540,772	1,119,217	(4.33)%	19.39%	937,607	449,871	(2.18)%	44.43%
Total interest-earning assets
Pesos	205,397,589	54,697,231	1.80%	27.03%	211,454,409	72,806,312	(11.80)%	30.23%
Foreign currency	29,429,508	1,129,464	(1.38)%	3.89%	40,391,848	1,899,379	41.87%	4.02%
Total	234,827,097	55,826,695	1.40%	24.13%	251,846,257	74,705,691	(3.19)%	26.03%
Non interest-earning assets

	2017				2018
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
Cash and Deposits in Banks
Pesos	22,304,577	—	—	—	28,148,908	—	—	—
Foreign currency	34,232,086	—	—	—	30,919,150	—	—	—
Total	56,536,663	—	—	—	59,068,058	—	—	—
Property, Plant and Equipment
Pesos	14,579,732	—	—	—	15,375,020	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	14,579,732	—	—	—	15,375,020	—	—	—
Intangible Assets
Pesos	1,566,273	—	—	—	1,873,423	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	1,566,273	—	—	—	1,873,423	—	—	—
Investment in associates and joint arrangements
Pesos	233,093	—	—	—	202,614	—	—	—
Foreign currency	102	—	—	—	—	—	—	—
Total	233,195	—	—	—	202,614	—	—	—
Debt Securities at fair value through profit or loss
Pesos	1,300,255	—	—	—	1,520,555	—	—	—
Foreign currency	155,189	—	—	—	290,216	—	—	—
Total	1,455,444	—	—	—	1,810,771	—	—	—
Derivative Financial Instruments
Pesos	8,065	—	—	—	29,739	—	—	—
Foreign currency	215	—	—	—	582	—	—	—
Total	8,280	—	—	—	30,321	—	—	—
Financial Assets delivered as guarantee
Pesos	6,584,536	—	—	—	6,780,144	—	—	—
Foreign currency	292,971	—	—	—	673,314	—	—	—
Total	6,877,507	—	—	—	7,453,458	—	—	—
Investments in Equity Instruments
Pesos	281,473	—	—	—	114,038	—	—	—
Foreign currency	5,992	—	—	—	6,719	—	—	—
Total	287,465	—	—	—	120,757	—	—	—
Other financial assets
Pesos	2,759,238	—	—	—	2,265,687	—	—	—
Foreign currency	1,077,278	—	—	—	1,581,397	—	—	—
Total	3,836,516	—	—	—	3,847,084	—	—	—
Deferred income Tax Assets
Pesos	104	—	—	—	106	—	—	—

	2017				2018
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
Foreign currency	—	—	—	—	—	—	—	—
Total	104	—	—	—	106	—	—	—
Other Non-financial Assets
Pesos	1,795,999	—	—	—	2,945,043	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	1,795,999	—	—	—	2,945,043	—	—	—
Non current assets held for sale
Pesos	285,305	—	—	—	151,855	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	285,305	—	—	—	151,855	—	—	—
Total non interest-earning assets
Pesos	51,698,650	—	—	—	59,407,132	—	—	—
Foreign currency	35,763,833	—	—	—	33,471,378	—	—	—
Total	87,462,483	—	—	—	92,878,510	—	—	—
TOTAL ASSETS
Pesos	257,096,239	—	—	—	270,861,541	—	—	—
Foreign currency	65,193,341	—	—	—	73,863,226	—	—	—
Total	322,289,580	—	—	—	344,724,767	—	—	—
LIABILITIES
Interest-bearing liabilities
Deposits
Non financial Public Sector
Pesos	11,416,977	1,349,695	(10.35)%	11.88%	12,499,172	2,688,590	(19.44)%	18.95%
Foreign currency	334,117	796	(4.85)%	0.24%	448,625	2,918	37.18%	0.58%
Total	11,751,094	1,350,491	(10.19)%	11.55%	12,947,797	2,691,508	(17.48)%	18.32%
Non financial Private Sector and Foreign Residents
Pesos	119,890,331	13,668,226	(10.67)%	11.48%	119,515,713	23,073,770	(20.74)%	17.03%
Foreign currency	35,382,559	135,576	(4.71)%	0.39%	47,768,961	542,962	37.77%	1.01%
Total	155,272,890	13,803,802	(9.31)%	8.95%	167,284,674	23,616,732	(4.03)%	12.46%
Financing received from the Central Bank of Argentina and other financial entities
Pesos	190,219	43,088	(1.19)%	23.30%	879,571	145,939	(22.65)%	14.21%
Foreign currency	1,325,256	60,196	(0.81)%	4.50%	1,426,239	55,821	41.22%	3.54%

	2017				2018
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
Total	1,515,475	103,284	(0.86)%	6.86%	2,305,810	201,760	16.86%	7.61%
Issued Corporate Bonds
Pesos	5,754,416	782,313	(8.53)%	14.15%	8,196,112	1,812,532	(19.82)%	18.38%
Foreign currency	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Total	5,754,416	782,313	(8.53)%	14.15%	8,196,112	1,812,532	(19.82)%	18.38%
Subordinated Corporate Bonds
Pesos	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Foreign currency	11,249,049	750,003	1.27%	6.69%	14,088,682	994,991	44.45%	5.91%
Total	11,249,049	750,003	1.27%	6.69%	14,088,682	994,991	44.45%	5.91%
Repo Transactions
Pesos	1,157,590	181,685	(7.08)%	15.96%	582,936	218,635	(10.82)%	31.68%
Foreign currency	—	—	0.00%	0.00%	—	—	0.00%	0.00%
Total	1,157,590	181,685	(7.08)%	15.96%	582,936	218,635	(10.82)%	31.68%
Total interest-earning liabilities
Pesos	138,409,533	16,025,007	(10.51)%	11.68%	141,673,504	27,939,466	(20.54)%	17.32%
Foreign currency	48,290,981	946,571	(3.21)%	1.97%	63,732,507	1,596,692	39.32%	2.15%
Total	186,700,514	16,971,578	(8.62)%	9.17%	205,406,011	29,536,158	(1.97)%	12.61%
Non-interest bearing liabilities and Shareholders’ equity
Deposits
Non financial Public Sector
Pesos	6,760,571	—	—	—	6,470,675	—	—	—
Foreign currency	3,182,513	—	—	—	1,581,447	—	—	—
Total	9,943,084	—	—	—	8,052,122	—	—	—
Financial Sector
Pesos	41,134	—	—	—	65,584	—	—	—
Foreign currency	58,004	—	—	—	92,529	—	—	—
Total	99,138	—	—	—	158,113	—	—	—
Non financial Private Sector and Foreign Residents
Pesos	30,214,724	—	—	—	25,368,692	—	—	—
Foreign currency	4,351,080	—	—	—	7,929,721	—	—	—
Total	34,565,804	—	—	—	33,298,413	—	—	—
Liabilities at fair value through profit or loss
Pesos	2,462	—	—	—	21,475	—	—	—
Foreign currency	—	—	—	—	31,576	—	—	—
Total	2,462	—	—	—	53,051	—	—	—
Derivative Financial Instruments
Pesos	9,309	—	—	—	67,096	—	—	—

	2017				2018
	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned / (Paid)	Average Real Rate	Average Nominal Rate
	(in thousands of Pesos)
Foreign currency	—	—	—	—	635	—	—	—
Total	9,309	—	—	—	67,731	—	—	—
Other Financial Liabilities
Pesos	11,378,620	—	—	—	12,713,132	—	—	—
Foreign currency	2,005,154	—	—	—	2,912,427	—	—	—
Total	13,383,774	—	—	—	15,625,559	—	—	—
Current Income Tax Liabilities
Pesos	4,223,273	—	—	—	3,506,918	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	4,223,273	—	—	—	3,506,918	—	—	—
Provisions
Pesos	767,918	—	—	—	993,977	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	767,918	—	—	—	993,977	—	—	—
Deferred Income Tax Liabilities
Pesos	2,395,878	—	—	—	2,108,467	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	2,395,878	—	—	—	2,108,467	—	—	—
Other Non-financial Liabilities
Pesos	5,375,207	—	—	—	5,734,367	—	—	—
Foreign currency	24,519	—	—	—	65,861	—	—	—
Total	5,399,726	—	—	—	5,800,228	—	—	—
Shareholders’ equity
Pesos	64,798,700	—	—	—	69,654,177	—	—	—
Foreign currency	—	—	—	—	—	—	—	—
Total	64,798,700	—	—	—	69,654,177	—	—	—
Total non–interest bearing liabilities and shareholders’ equity
Pesos	125,967,796	—	—	—	126,704,560	—	—	—
Foreign currency	9,621,270	—	—	—	12,614,196	—	—	—
Total	135,589,066	—	—	—	139,318,756	—	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	264,377,329	—	—	—	268,378,064	—	—	—
Foreign currency	57,912,251	—	—	—	76,346,703	—	—	—
Total	322,289,580	—	—	—	344,724,767	—	—	—

Changes in interest income and interest expense; volume and rate analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense segregated for each major category of interest-earning assets and interest-bearing liabilities into amounts attributable to changes in their average volume and their respective nominal interest rates for fiscal year ended December 31, 2018 compared to the fiscal year ended December 31, 2017 all based on information adjusted for inflation as of December 2018.

	2017	2018	December 2018 / December 2017 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Net Change	Volume	Rate
ASSETS	(in thousands of Pesos)
Interest-earning assets
Loans and other financing
Non-financial Public Sector
Pesos	293,716	1,065,836	772,120	435,830	336,290
Foreign currency	—	—	—	—	—
Total	293,716	1,065,836	772,120	435,830	336,290
Other Financial Entities
Pesos	802,257	1,405,779	603,522	134,037	469,485
Foreign currency	11,568	22,612	11,044	7,576	3,468
Total	813,825	1,428,391	614,566	141,614	472,952
Non-financial Private Sector and Foreign Residents
Pesos	43,387,897	49,399,413	6,011,516	393,629	5,617,887
Foreign currency	993,090	1,814,449	821,359	447,439	373,920
Total	44,380,987	51,213,862	6,832,875	841,068	5,991,807
Other Debt Securities
Pesos	9,094,144	20,485,413	11,391,269	2,283,224	9,108,045
Foreign currency	124,806	62,318	(62,488)	(28,372)	(34,116)
Total	9,218,950	20,547,731	11,328,781	2,254,852	9,073,929
Repo Transactions
Pesos	1,119,217	449,871	(669,346)	(937,415)	268,069
Foreign currency	—	—	—	—	—
Total	1,119,217	449,871	(669,346)	(937,415)	268,069
Total interest-earning assets
Pesos	54,697,231	72,806,312	18,109,081	2,309,305	15,799,776
Foreign currency	1,129,464	1,899,379	769,915	426,643	343,272
Total	55,826,695	74,705,691	18,878,996	2,735,948	16,143,048
LIABILITIES
Interest-bearing liabilities
Deposits

	2017	2018	December 2018 / December 2017 Increase (Decrease) Due to Changes in
	Interest Earned / (Paid)	Interest Earned / (Paid)	Net Change	Volume	Rate
Non financial Public Sector
Pesos	1,349,695	2,688,590	1,338,895	135,207	1,203,688
Foreign currency	796	2,918	2,122	281	1,841
Total	1,350,491	2,691,508	1,341,017	135,487	1,205,530
Non financial Private Sector and Foreign Residents
Pesos	13,668,226	23,073,770	9,405,544	52,178	9,353,366
Foreign currency	135,576	542,962	407,386	50,723	356,663
Total	13,803,802	23,616,732	9,812,930	102,901	9,710,029
Financing received from the Central Bank of Argentina and other financial entities
Pesos	43,088	145,939	102,851	161,852	(59,001)
Foreign currency	60,196	55,821	(4,375)	3,985	(8,360)
Total	103,284	201,760	98,476	165,837	-67,361
Issued Corporate Bonds
Pesos	782,313	1,812,532	1,030,219	377,437	652,782
Foreign currency	—	—	—	—	—
Total	782,313	1,812,532	1,030,219	377,437	652,782
Subordinated Corporate Bonds
Pesos	—	—	—	—	—
Foreign currency	750,003	994,991	244,988	192,530	52,458
Total	750,003	994,991	244,988	192,530	52,458
Repo Transactions
Pesos	181,685	218,635	36,950	-88,648	125,598
Foreign currency	—	—	—	—	—
Total	181,685	218,635	36,950	-88,648	125,598
Total interest-earning liabilities
Pesos	16,025,007	27,939,466	11,914,459	522,458	11,392,001
Foreign currency	946,571	1,596,692	650,121	308,959	341,162
Total	16,971,578	29,536,158	12,564,580	831,418	11,733,162

Interest-earning assets: net interest margin and spread

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the years indicated all based on information adjusted for inflation as of December 31, 2018.

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos, except percentages)
Average interest-earning assets
Pesos	205,397,589	211,454,409
Foreign currency	29,429,508	40,391,848

Total	234,827,097	251,846,257

Net interest income (2)
Pesos	38,672,224	44,866,846
Foreign currency	182,893	302,687

Total	38,855,117	45,169,533

Net interest margin (3)
Pesos	(4.78)%	(17.90)%
Foreign currency	(4.49)%	37.41%

Weighted average rate	(4.74)%	(9.03)%

Yield spread real basis (4)
Pesos	12.31%	8.75%
Foreign currency	1.83%	2.55%

Weighted average rate	10.02%	(1.22)%

(1)   Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial information”.

(2)   Defined as interest earned less interest paid.

(3)   The nominal interest rate is calculated by dividing the amount of net interest income/(loss) by the interest-earning assets, both amounts not adjusted for inflation. The nominal rates calculated for each period have been converted into real rates using the formulas disclosed in “Item 4. Selected Statistical Information—Average balance sheet, interest earned on interest-earning assets and interest paid on interest-bearing liabilities.”

(4)   Defined as the difference between the average real rate on interest-earning assets and the average real rate on interest-bearing liabilities.

Investment portfolio: government and private securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table analyzes, by currency of denomination, our investments in Argentine and other governments and private securities as of December 31, 2017 and 2018 all based on information adjusted for inflation as of December 31, 2018.

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government securities
In Pesos:
Consolidation bonds 8° Serie - Maturity: 10-04-2022	156,330	169,663
Debt Securities of Province of Río Negro - Badlar Private + 500 basis point - Maturity: 07-06-2020	416,185	122,869
National treasury bills capitalized - Maturity: 01-31-2019	—	120,690
National treasury bills capitalized - Maturity: 02-28-2019	—	103,193
Debt Securities of Province of Buenos Aires - Badlar Private + 375 basis point - Maturity: 04-12-2025	—	82,429
Federal government treasury bonds - Maturity: 10-03-2021	—	79,622
Federal government treasury bonds adjustment by CER - Maturity: 07-22-2021	—	77,240

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos)
Consolidation bonds 6° Series at 2% - Maturity: 03-15-2024	6	48,396
National treasury bills capitalized - Maturity: 03-29-2019	—	45,155
Federal government bonds - Badlar Private + 200 basis point - Maturity: 04-03-2022	431	38,419
Others	466,600	184,450
In Foreign Currency:
Federal government bonds at 8.75% - Maturity: 05-07-2024	13,191	61,833
International bonds of the Argentina Republic at 7.5% - Maturity: 04-22-2026	—	55,358
Federal government bonds at 8% - Maturity: 10-08-2020	—	34,844
Discount Bonds at 8.28% - Maturity: 2033 (governed by New York State legislation)	6	15,403
Federal government treasury at 5.75% - Maturity: 07-26-2019	—	1,965
Federal government bonds at 5.75% - Maturity: 04-18-2025	—	1,289
Federal government bonds at fixed rate - Maturity: 12-31-2033	483	31
Federal government bonds in US dollars - Maturity: 01-26-2022	7,500	—
Federal government bonds dollars - Maturity: 01-26-2027	1,404	—
Treasury Bill in US dollars - Maturity: 02-09-2018	933	—
Subtotal Government securities	1,063,069	1,242,849
Private securities
In Pesos:
Debt Securities in Financial Trust provisional Consubond	—	377,725
Debt Securities in Financial Trusts Megabono Series 180 Class A - Maturity: 12-24-2019	—	165,980
Debt Securities in Financial Trusts PVCRED Series 038 Class A - Maturity: 08-12-2019	—	112,600
Debt Securities in Financial Trusts Consubond Series 149 Class A - Maturity: 10-25-2019	—	111,017
Debt Securities in Financial Trust provisional Secubond	—	79,203
Debt Securities in Financial Trusts Consubond Series 147 Class A - Maturity: 12-26-2019	—	39,576
Debt Securities in Financial Trusts Secubono Series 180 - Maturity: 11-28-2019	—	34,635
Debt Securities in Financial Trust provisional Accicom Personales	—	32,716
Corporate Bonds Province of Buenos Aires Class 2 - Maturity: 11-08-2019	—	30,429
Corporate Bonds Province of Buenos Aires Class 9 - Maturity: 04-18-2021	—	29,487
Corporate Bonds Banco de Inversión y Comercio Class 6 - Maturity: 06-27-2020	145,583	—
Others	343,244	161,478
In Foreign Currency:
Debt Securities in Financial Trusts provisional Agrocap	—	130,735
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	51,576	48,366
Corporate Bonds John Deere Credit financial company Series A Class 016 -Maturity: 04-06-2019	—	38,451
Subtotal Private securities	540,403	1,392,398
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	1,603,472	2,635,247
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Government securities
In Pesos:
Discount bonds at 5.83% -Maturity: 2033	2,145	146,446

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos)
Consolidation bonds 8° Serie - Maturity: 10-04-2022	73,418	—
Secured bonds under Presidential Decree 1579/02 at 2% - Maturity 02-04-2018	16,811	—
In Foreign Currency:
Federal government bonds at 8.75% - Maturity: 05-07-2024	492,431	530,833
International bonds of the Argentina Republic at 7.125 - Maturity: 06-28-2117	—	81,630
US Treasury Bill - Maturity: 01-03-2019	—	226,836
US Treasury Bill - Maturity: 01-02-2019	—	189,042
US Treasury Bill - Maturity: 01-15-2019	—	188,888
US Treasury Bill - Maturity: 01-18-2018	664,910	—
US Treasury Bill - Maturity: 01-11-2018	360,248	—
Subtotal Government securities	1,609,963	1,363,675
Instruments Issued by Central Bank
In Pesos:
Liquidity letters of Central Bank of Argentina - Maturity: 01-04-2019	—	15,546,415
Liquidity letters of Central Bank of Argentina - Maturity: 01-08-2019	—	13,787,546
Liquidity letters of Central Bank of Argentina - Maturity: 01-02-2019	—	12,404,850
Liquidity letters of Central Bank of Argentina - Maturity: 01-03-2019	—	7,926,384
Liquidity letters of Central Bank of Argentina - Maturity: 01-07-2019	—	5,404,713
Central Bank of Argentina Internal Bills - Maturity: 03-21-2018	9,350,534	—
Central Bank of Argentina Internal Bills - Maturity: 01-17-2018	8,957,070	—
Central Bank of Argentina Internal Bills - Maturity: 05-16-2018	8,518,595	—
Central Bank of Argentina Internal Bills - Maturity: 04-18-2018	8,307,994	—
Central Bank of Argentina Internal Bills - Maturity: 02-21-2018	7,894,139	—
Others	5,186,673	—
Subtotal Instruments Issued by Central Bank	48,215,005	55,069,908
Private securities
In Foreign Currency:
Corporate Bonds Chevron Corp - Maturity: 03-03-2019	27,439	—
Subtotal Private securities	27,439	—
Total Other debt securities measured at fair value through other comprehensive income	49,852,407	56,433,583
MEASURED AT AMORTIZED COST
Government securities
In Pesos:
Federal government bonds - Fixed rate 26% - Maturity: 11-21-2020	—	7,991,383
Discount bonds at 5.83% - Maturity: 2033	173,415	157,044
Secured bonds under Presidential Decree 1579/02 at 2% - Maturity 02-04-2018	6,304	—
Subtotal Government securities	179,719	8,148,427
Private securities

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos)
In Pesos:
Debt Securities in Financial Trust SAT SAPEM—Maturity: 01-10-2019	11,178	2,749
Debt Securities in Financial Trust provisional Consubond	532,062	—
Debt Securities in Financial Trust provisional Secubond	163,228	—
Debt Securities in Financial Trust provisional Garbarino	100,502	—
Debt Securities in Financial Trust provisional Accicom Personales	75,360	—
Debt Securities in Financial Trust provisional Credicuotas Consumo	74,152	—
Debt Securities in Financial Trust provisional Mila	48,657	—
Debt Securities in Financial Trust provisional Best Consumer Directo	47,447	—
Debt Securities in Financial Trust provisional Best Consumer Finance	47,374	—
Debt Securities in Financial Trust provisional Credimas	37,865	—
In Foreign Currency:
Debt Securities in Financial Trusts provisional Agrocap	68,629	—
Subtotal Private securities	1,206,454	2,749
Total Other debt securities measured at amortized cost	1,386,173	8,151,176
TOTAL OTHER DEBT SECURITIES	51,238,580	64,584,759
EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
In Pesos:
Mercado Abierto Electrónico SA	30,632	25,078
C.O.E.L.S.A	4,500	4,826
Argentina Clearing SA	4,750	4,569
Sedesa	5,771	3,975
Mercado a Término Rosario SA	3,793	3,663
Laboratorios Richmond SACIF	3,489	1,256
Provincanje SA	800	758
Sanatorio Las Lomas SA	596	600
Proin SA	757	513
El Taura SA	273	185
Others	356,063	349
In Foreign Currency:
Banco Latinoamericano de Comercio Exterior SA	5,445	4,777
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	465	969
TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	417,334	51,518
TOTAL	53,259,386	67,271,524

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial information”.

Remaining maturity of government and private securities

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2018 in accordance with issuance terms (before allowances).

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government securities
In Pesos:
Consolidation bonds 8° Serie—Maturity: 10-04-2022	16,966	152,697	—	—	—	169,663
Debt Securities of Province of Río Negro—Badlar Private + 500 basis point—Maturity: 07-06-2020	1,029	121,840	—	—	—	122,869
National treasury bills capitalized—Maturity: 01-31-2019	120,690	—	—	—	—	120,690
National treasury bills capitalized—Maturity: 02-28-2019	103,193	—	—	—	—	103,193
Debt Securities of Province of Buenos Aires—Badlar Private + 375 basis point—Maturity: 04-12-2025	1,123	—	81,306	—	—	82,429
Federal government treasury bonds —Maturity: 10-03-2021	—	79,622	—	—	—	79,622
Federal government treasury bonds adjustment by CER—Maturity: 07-22-2021	—	77,240	—	—	—	77,240
Consolidation bonds 6° Series at 2%—Maturity: 03-15-2024	9,149	36,593	2,654	—	—	48,396
National treasury bills capitalized—Maturity: 03-29-2019	45,155	—	—	—	—	45,155
Federal government bonds—Badlar Private + 200 basis point—Maturity: 04-03-2022	109	38,310	—	—	—	38,419
Others	58,743	52,346	35,555	37,806	—	184,450
In Foreign Currency:
Federal government bonds at 8,75%—Maturity: 05-07-2024	5,156	20,622	36,055	—	—	61,833
International bonds of the Argentina Republic at 7,5%—Maturity: 04-22-2026	—	—	55,358	—	—	55,358
Federal government bonds at 8%—Maturity: 10-08-2020	—	34,844	—	—	—	34,844
Discount Bonds at 8,28% – Maturity: 2033 (governed by New York State legislation)	—	—	7,701	7,702	—	15,403
Federal government treasury at 5,75%—Maturity: 07-26-2019	1,965	—	—	—	—	1,965
Federal government bonds at 5,75%—Maturity: 04-18-2025	—	213	1,076	—	—	1,289
Federal government bonds at fixed rate – Maturity: 12-31-2033	—	—	16	15	—	31

Subtotal Government securities	363,278	614,327	219,721	45,523	—	1,242,849

Private securities
In Pesos:
Debt Securities in Financial Trust provisional Consubond	377,725	—	—	—	—	377,725

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
Debt Securities in Financial Trusts Megabono Series 180 Class A—Maturity: 12-24-2019	165,980	—	—	—	—	165,980
Debt Securities in Financial Trusts PVCRED Series 038 Class A—Maturity: 08-12-2019	112,600	—	—	—	—	112,600
Debt Securities in Financial Trusts Consubond Series 149 Class A—Maturity: 10-25-2019	111,017	—	—	—	—	111,017
Debt Securities in Financial Trust provisional Secubond	79,203	—	—	—	—	79,203
Debt Securities in Financial Trusts Consubond Series 147 Class A—Maturity: 12-26-2019	39,576	—	—	—	—	39,576
Debt Securities in Financial Trusts Secubono Series 180—Maturity: 11-28-2019	34,635	—	—	—	—	34,635
Debt Securities in Financial Trust provisional Accicom Personales	32,716	—	—	—	—	32,716
Corporate Bonds Province of Buenos Aires Class 2—Maturity: 11-08-2019	30,429	—	—	—	—	30,429
Corporate Bonds Province of Buenos Aires Class 9—Maturity: 04-18-2021	—	29,487	—	—	—	29,487
Others	135,079	25,173	—	—	1,226	161,478
In Foreign Currency:
Debt Securities in Financial Trusts provisional Agrocap	130,735	—	—	—	—	130,735
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas—Maturity: 07-01-2020	28,028	20,338	—	—	—	48,366
Corporate Bonds John Deere Credit financial company Series A Class 016 -Maturity: 04-06-2019	38,451	—	—	—	—	38,451

Subtotal Private securities	1,316,174	74,998	—	—	1,226	1,392,398

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	1,679,452	689,325	219,721	45,523	1,226	2,635,247

OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Government securities
In Pesos:
Discount bonds at 5,83% – Maturity: 2033	—	—	73,223	73,223	—	146,446
In Foreign Currency:
Federal government bonds at 8,75%—Maturity: 05-07-2024	43,583	174,331	312,920	—	—	530,833
International bonds of the Argentina Republic at 7,125—Maturity: 06-28-2117	3,963	—	—	77,667	—	81,630
US Treasury Bill – Maturity: 01-03-2019	226,836	—	—	—	—	226,836

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
US Treasury Bill – Maturity: 01-02-2019	189,042	—	—	—	—	189,042
US Treasury Bill – Maturity: 01-15-2019	188,888	—	—	—	—	188,888

Subtotal Government securities	652,312	174,331	386,143	150,890	—	1,363,675

Instruments Issued by Central Bank
In Pesos:
Liquidity letters of Central Bank of Argentina—Maturity: 01-04-2019	15,546,415	—	—	—	—	15,546,415
Liquidity letters of Central Bank of Argentina—Maturity: 01-08-2019	13,787,546	—	—	—	—	13,787,546
Liquidity letters of Central Bank of Argentina—Maturity: 01-02-2019	12,404,850	—	—	—	—	12,404,850
Liquidity letters of Central Bank of Argentina—Maturity: 01-03-2019	7,926,384	—	—	—	—	7,926,384
Liquidity letters of Central Bank of Argentina—Maturity: 01-07-2019	5,404,713	—	—	—	—	5,404,713

Subtotal Instruments Issued by Central Bank	55,069,908	—	—	—	—	55,069,908

Total Other debt securities measured at fair value through other comprehensive income	55,722,220	174,331	386,143	150,890	—	56,433,583

MEASURED AT AMORTIZED COST
Government securities
In Pesos:
Federal government bonds—Fixed rate 26%—Maturity: 11-21-2020	782,214	7,209,169	—	—	—	7,991,383
Discount bonds at 5,83% – Maturity: 2033	—	—	78,522	78,522	—	157,044

Subtotal Government securities	782,214	7,209,169	78,522	78,522	—	8,148,427

Private securities
In Pesos:
Debt Securities in Financial Trust SAT SAPEM—Maturity: 01-10-2019	2,749	—	—	—	—	2,749

Subtotal Private securities	2,749	—	—	—	—	2,749

Total Other debt securities measurement at amortized cost	784,963	7,209,169	78,522	78,522	—	8,151,176

TOTAL OTHER DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	56,507,183	7,383,500	464,665	229,412	—	64,584,759

	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 year but within 10 years	Maturing after 10 years	Without due date	Total
	Book Value (in thousands of Pesos, except percentages)
EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
Measured at fair value through profit or loss
In Pesos:
Mercado Abierto Electrónico SA	—	—	—	—	25,078	25,078
COELSA	—	—	—	—	4,826	4,826
Argentina Clearing SA	—	—	—	—	4,569	4,569
Sedesa	—	—	—	—	3,975	3,975
Mercado a Término Rosario SA	—	—	—	—	3,663	3,663
Laboratorios Richmond SACIF	—	—	—	—	1,256	1,256
Provincanje SA	—	—	—	—	758	758
Sanatorio Las Lomas SA	—	—	—	—	600	600
Proin SA	—	—	—	—	513	513
El Taura SA	—	—	—	—	185	185
Others	—	—	—	—	349	349
In Foreign Currency:
Banco Latinoamericano de Comercio Exterior SA	—	—	—	—	4,777	4,777
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	—	—	—	—	969	969

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—	—	—	51,518	51,518

TOTAL	58,186,635	8,072,825	684,386	274,935	52,744	67,271,524

Loan portfolio

The following table analyzes our loan portfolio (without considering other financings) by type as of December 31, 2017 and 2018. Due to IFRS 9, as of December 31, 2018 we calculate the allowances included in our financial statements under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements.

	As of December 31,
	2017 (1)	2018
	(in thousands of Pesos)
To the non-financial government sector	2,653,205	1,683,726
To the financial sector (2)	4,829,136	5,625,090
To the non-financial private sector and foreign residents
Overdrafts (3)	13,032,123	16,893,917
Documents (4)	25,497,785	24,211,165
Mortgages loans	11,832,772	12,631,680
Pledged loans (5)	6,039,573	4,295,242
Consumer loans (6)	106,675,743	85,858,634
Other loans	24,805,146	24,997,760
Accrued Interest, adjustments, foreign exchange and quoted price differences receivables	3,778,822	6,900,146
Less: Unearned discounts	(762,116)	(983,905)
Less: Allowances	(3,919,381)	(3,855,695)

Total Loans	194,462,808	178,257,760

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”
(2)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(3)	Includes overdraft lines of credit resulting from checking accounts.
(4)	Includes the face values of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(5)	Includes the principal amounts actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(6)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Maturity composition of the loan portfolio

The following table analyzes our loan portfolio (without considering other financings) as of December 31, 2018 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Amount as of December 31, 2018	Maturing Within 1 Year	After 1 Year but Within 5 Years	After 5 Years
	(in thousands of Pesos, except percentages)
To the non-financial government sector	1,683,726	842,892	840,834	—
To the financial sector (1)	5,625,090	5,173,585	451,505	—
To the non-financial private sector and foreign residents
Overdrafts (2)	17,821,923	17,802,133	19,790	—
Documents (3)	24,094,477	20,154,604	3,939,703	170
Mortgages loans	15,852,607	2,807,774	4,817,928	8,226,905
Pledged loans (4)	4,367,040	1,976,565	2,390,475	—
Consumer loans (5)	86,944,547	44,388,353	40,378,351	2,177,843
Other loans	25,724,045	22,846,389	2,551,129	326,527
Total Loans	182,113,455	115,992,295	55,389,715	10,731,445
Percentage of total loan portfolio	100%	64%	30%	6%

(1)	Includes loans to financial institutions, interfinancing (granted call) and other financing to Argentine financial institutions.
(2)	Includes overdrafts lines of credit resulting from checking accounts.
(3)	Includes the face value of drafts, promissory notes and other bills transferred to us by endorsement for which the assignor is liable, whenever the latter is part of the non-financial private sector.
(4)	Includes the principal amount actually lent of automobile and other collateral granted, for which the obligor is part of the non-financial private sector and productive investment loans.
(5)	Includes personal loans, credit card loans and other consumer loans. Overdrafts to individuals are included under “Overdrafts”.

Interest rate sensitivity of outstanding loans

The following table presents the interest rate sensitivity of our outstanding loans (without considering other financings) with maturities over one year as of December 31, 2018:

As of December 31, 2018
(in thousands of Pesos)
Loans with maturities over one year:
Variable Rate
To the non-financial government sector	804,661
To the financial sector	49
To the non-financial private sector and foreign residents	10,230,263
Total	11,034,973
Fixed rate
To the non-financial government sector	36,178
To the financial sector	451,456
To the non-financial private sector and foreign residents	54,598,553
Total	55,086,187
Total Loans with maturities over one year	66,121,160
Loans with terms of less than 1 year:
To the non-financial government sector	842,887
To the financial sector	5,173,585
To the non-financial private sector and foreign residents	109,975,823
Total	115,992,295

Total Loans	182,113,455

Loans—portfolio classification

The following table presents our loan portfolio (without considering other financings), before deduction of the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each year. As of December 31, 2018 this classification is not used by us to calculate the allowances included in our financial statement. Due to IFRS 9 the allowances have to be determined under expected credit losses approach. For further information see note 3 to our audited consolidated financial statements:

	As of December 31,
Loan Portfolio	2017 (1)		2018
		(in thousands of Pesos, except percentages)
Classification
1—Normal situation/Performing	194,262,336	97.92%	176,338,868	96.83%
2—Subject to special monitoring – in observation – in negotiation or with rollover agreement/Low risk	1,981,342	1.00%	2,262,898	1.24%
3—Troubled/Medium risk	1,004,618	0.51%	2,038,795	1.12%
4—With high risk of insolvency/High risk	916,504	0.46%	1,239,630	0.68%
5—Irrecoverable	217,020	0.11%	232,360	0.13%
6—Irrecoverable according to Central Bank’s Rules	369	0.00%	904	0.00%
Total Loans	198,382,189	100.00%	182,113,455	100.00%

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information”

Non-performing loans

The following table presents our non-performing loan portfolio (without considering other financings), before deduction of the allowance for loan losses. As of December 31, 2017, non-performing loans are calculated using the classification system of the Central Bank. As of December 31, 2018 this classification is not used by us to calculate the allowances included in our financial statement. Due to IFRS 9 the allowances have to be determined under expected credit losses approach. Therefore, non-performing lending includes all lending classified as “Non-Performing” according to our internal credit rating grades disclosed in note 50.1 to our consolidated financial statements.

	As of December 31,
Non-performing Loans	2017 (1)	2018
	(in thousands of Pesos)
With preferred guarantees	241,739	1,288,127
Unsecured	1,896,772	2,142,122
Total non-performing loans	2,138,511	3,430,249

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”

For additional information on non-accrual loans, past due loans and restructured loans please see note 50.1 to our audited consolidated financial statements as of and for the years ended December 31, 2017 and 2018.

Analysis of the allowance for loan losses and other financing

The Central Bank Rules establishes minimum requirements for allowances for loan losses, in accordance with the category assigned to the client and the type of guarantee, but allow us to establish additional allowances based on management´s risk policies. The allowances for the year 2017 were calculated based on Central Bank Rules and the allowances for the year 2018 were calculated based on the expected credit loss (“ECL”) according to IFRS.

The table below sets forth the activity in the allowance for loan losses and other financing for the years ended December 31, 2017 and 2018:

	Commercial portfolio	Consumer portfolio	Total
		(in thousands of Pesos)
As of January 1, 2017	803,369	2,585,862	3,389,231
Increases	276,034	2,571,678	2,847,712
Reversals	(33,732)	(3,554)	(37,286)
Charge off	(15,001)	(1,413,010)	(1,428,011)
Monetary effect	(181,116)	(653,209)	(834,325)
As of December 31, 2017	849,554	3,087,767	3,937,321

	Commercial portfolio	Consumer portfolio	Total
		(in thousands of Pesos)
ECL as at January 1, 2018	611,544	3,351,258	3,962,802
New assets originated or purchased	665,315	2,448,529	3,113,844
Assets derecognized or repaid	(176,916)	(1,223,042)	(1,399,958)
Amounts Written Off	(58,507)	(307,751)	(366,258)
Monetary effects	(288,488)	(1,152,905)	(1,441,393)
At December 31, 2018	752,948	3,116,089	3,869,037

Allocation of the allowances for loan losses

The following table allocates the allowance for loan losses (without considering other financings) by each category of loans and sets forth the percentage distribution of the total allowance for each of the fiscal years ended December 31, 2017 and 2018. The allowances for the year 2017 were calculated based on Central Bank Rules and the allowances for the year 2018 were calculated based on the expected credit loss according to IFRS.

	As of December 31,
	2017 (1)		2018
	(in thousands of Pesos, except percentages)
Overdrafts	206,440	5.27%	265,783	6.89%
Documents	298,991	7.63%	525,016	13.62%
Mortgage loans	224,591	5.73%	248,285	6.44%
Pledged loans	109,816	2.80%	210,049	5.45%
Consumer Loans	2,653,947	67.71%	2,190,475	56.81%
Other loans	425,596	10.86%	416,087	10.79%
TOTAL ALLOWANCES	3,919,381	100.00%	3,855,695	100.00%

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”

Loans by economic activities

The table below analyzes our loan portfolio (without considering other financing) according to the borrowers’ main economic activity as of December 31, 2017 and 2018.

	As of December 31,
	2017 (1)		2018
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Retail Loans	97,749,358	49.27%	83,559,617	45.88%
Agricultural livestock- Forestry – Fishing – Mining—Hunting	20,357,572	10.26%	25,511,855	14.01%
Construction	8,857,733	4.46%	3,611,247	1.98%
Other services	5,229,676	2.64%	4,246,776	2.33%
Retail and consumer products	15,437,157	7.78%	12,416,239	6.82%
Foodstuff and beverages	10,987,630	5.54%	9,980,625	5.48%
Financial services	5,767,639	2.91%	6,994,567	3.84%
Governmental services	5,411,122	2.73%	3,831,291	2.10%
Real estate, business and leases	3,211,525	1.62%	2,266,751	1.25%
Transportation, storage and communications	4,353,677	2.19%	3,131,138	1.72%
Manufacturing and wholesales	5,221,832	2.63%	8,877,450	4.88%
Chemicals	3,561,718	1.80%	5,287,945	2.90%
Electricity, oil, water	2,107,319	1.06%	2,645,162	1.45%
Hotels and restaurants	300,186	0.15%	230,324	0.13%
Other	9.828.045	4.96%	9,522,468	5.23%

Total Loans	198,382,189	100.00%	182,113,455	100.00%

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”

Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the years ended December 31, 2017 and 2018.

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos)
Deposits in Domestic Bank Offices
Non-interest bearing Demand Deposits (2)
Average
Pesos	39,476,428	34,433,925
Foreign currency	3,320,750	1,800,177

Total	42,797,178	36,234,102

Non-interest bearing Other Deposits
Average
Pesos	3,811,238	3,939,036
Foreign currency	4,496,224	1,192,031

Total	8,307,462	5,131,067

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos)
Savings Accounts
Average
Pesos	39,686,617	35,791,731
Foreign currency	17,438,512	27,630,875

Total	57,125,129	63,422,606

Average real rate
Pesos	(19.63)%	(31.62)%
Foreign currency	(5.07)%	36.40%

Total	(15.19)%	(1.99)%

Time Deposits
Average
Pesos	85,349,454	89,755,144
Foreign currency	15,466,429	25,526,655

Total	100,815,883	115,281,799

Average real rate
Pesos	(11.31)%	(15.66)%
Foreign currency	(4.57)%	39.10%

Total	(10.28)%	(3.53)%

Deposits in Foreign Bank Offices
Non-interest bearing Demand Deposits
Average
Pesos	—	—
Foreign currency	2,586,358	1,671,545

Total	2,586,358	1,671,545

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”
(2)	Non-interest-bearing demand deposits consist of checking accounts.

Maturity of deposits at December 31, 2018

The following table sets forth information regarding the maturity of our deposits at December 31, 2018.

	Maturing
	Total	Within 3 Months		After 3 but within 6 months	After 6 but within 12 months	After 12 months
		(in thousands of Pesos)
Checking accounts	33,299,188	33,299,188		—	—	—
Savings accounts	68,696,031	68,696,031		—	—	—
Time deposits	129,778,284	121,828,870		6,715,917	1,162,963	70,534
Investment accounts	1,903,037	1,793,037		110,000	—	—
Other	4,277,879	4,277,843		36	—	—
Total Deposits	237,954,419	229,894,969	(1)	6,825,953	1,162,963	70,534

(1)	Includes a total amount of Ps.103,394,451 corresponding to deposits without due date.

Maturity of outstanding time deposits and investment accounts in amount of U.S.$.100,000 or more at December 31, 2018

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of U.S.$.100,000 or more at December 31, 2018.

	Total	Within 3 Months	Maturing After 3 but Within 6 Months	After 6, but Within 12 Months	After 12 Months
	(in thousands of Pesos)
Domestic Bank Offices
Time deposits	48,880,661	44,172,459	4,148,547	554,536	5,119
Investment accounts	1,873,675	1,763,675	110,000	—	—
Total	50,754,336	45,936,134	4,258,547	554,536	5,119

Return on equity and assets

The following table presents certain selected financial information and ratios for the years indicated.

	Year Ended December 31,
	2017 (1)	2018
	(in thousands of Pesos, except percentages)
Net income/(loss) from continuing operations	6,019,606	(734,113)
Average total assets	322,289,580	344,724,767
Average shareholders’ equity	64,798,700	69,654,177
Shareholders’ equity at the end of the fiscal year	71,751,594	60,910,834
Net income/(loss) from continuing operations as a percentage of:
Average total assets	1.87%	(0.21)%
Average shareholders’ equity	9.29%	(1.05)%
Declared nominal cash dividends	3,348,315	6,393,977
Dividend payout ratio (2)	32.98%	40.53%
Average shareholders’ equity as a percentage of Average total assets	20.11%	20.21%

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”
(2)

Declared nominal cash dividends stated as percentage of net income calculated under Central Bank Rules. Net income in nominal value calculated under Central Bank Rules as of December 31, 2017 of Ps. 10,151,813 and as of December 31, 2018 of Ps. 15,776,892.

Short-term borrowings

Our short-term borrowings totaled approximately Ps. 17,172.2 million and Ps. 18,470.9 million for the years ended December 31, 2017 and 2018 respectively. The table below shows the breakdown of those amounts at the end of each year:

	Year Ended December 31,
	2017 (1)		2018
	Amount	Annualized Nominal Rate	Amount	Annualized Nominal Rate
	(in thousands of Pesos, except percentages)
Financing received from the Central Bank of Argentina and other financial entities:
Total amount outstanding at the end of the reported period	1,543,950	5.65%	2,827,666	10.99%
Average during year (2)	1,316,441	4.27%	2,060,072	9.70%
Maximum month-end balance (3)	2,507,048		3,458,924
Issued Corporate Bonds:
Total amount outstanding at the end of the reported period	174,747	17.50%	305,759	47.87%
Average during year (2)	298,864	13.18%	327,710	27.04%
Maximum month-end balance (3)	499,846		404,697
Subordinated Corporate Bonds:
Total amount outstanding at the end of the reported period	118,123	6.75%	165,070	6.75%
Average during year (2)	187,351	6.75%	226,182	6.75%
Maximum month-end balance (3)	297,190		437,688
Other Financial Liabilities:
Total amount outstanding at the end of the reported period	15,335,332	0.02%	15,172,438	0.01%
Average during year (2)	12,493,491	0.01%	11,515,364	0.02%
Maximum month-end balance (3)	15,335,332		15,172,438

Total short-term borrowings	17,172,152		18,470,933

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”
(2)	Average balances are calculated from quarterly-end balances.
(3)	Maximums are calculated from quarterly-end balances.

Interest rate sensitivity

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities based on contractual maturities all based on information adjusted for inflation as of December 31, 2018. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets:
Loans to non-financial government Sector (1)	842,892	840,834	—	—	—	1,683,726
Loans to non-financial Private Sector and Foreign Residents (1)	109,975,818	54,097,376	4,156,229	6,575,216	—	174,804,639
Loans to other Financial Entities (1)	5,173,585	451,505	—	—	—	5,625,090
Other Debt Securities	56,507,183	7,383,500	464,665	229,412	—	64,584,759
Total Interest-Earning Assets	172,499,478	62,773,215	4,620,894	6,804,628	—	246,698,214

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-bearing liabilities:
Non financial Public Sector deposits	12,942,356	150	—	—	70,534	12,942,506
Non financial Private Sector and Foreign Residents deposits	183,985,360	70,012	67	305	—	184,055,744
Financing received from the Central Bank of Argentina and other financial entities	2,827,666	131,773	38,571	—	—	2,998,010
Issued Corporate Bonds	305,759	2,690,500	3,381,052	—	—	6,377,311
Subordinated Corporate Bonds	165,070	—	—	15,123,320	—	15,288,390
Total Interest-Bearing Liabilities	200,226,211	2,892,435	3,419,690	15,123,625	—	221,661,961
Asset (Liability) Gap	(27,726,733)	59,880,780	1,201,204	(8,318,997)	—	25,036,253
Cumulative Asset/Liability Gap	(27,726,733)	32,154,046	33,355,250	25,036,253	25,036,253
Cumulative sensitivity gap as a percentage of total interest-earning assets	(11.24)%	13.03%	13.52%	10.15%	10.15%

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
	(in thousands of Pesos)
Interest-earning assets in Pesos
Loans to non-financial Public Sector (1)	842,812	840,834	—	—	—	1,683,646
Loans to non-financial Private Sector and Foreign Residents (1)	73,351,573	45,244,463	4,150,203	6,575,216	—	129,321,455
Loans to other Financial Entities (1)	4,767,083	372,828	—	—	—	5,139,911
Other Debt Securities	55,854,871	7,209,169	151,745	151,745	—	63,367,530
Total Interest-Earning Assets in Pesos	134,816,339	53,667,294	4,301,948	6,726,961	—	199,512,542
Interest-bearing liabilities in Pesos
Non financial Public Sector deposits	12,415,501	150	—	—	—	12,415,651
Non financial Private Sector and Foreign Residents deposits	125,763,956	55,859	67	305	—	125,820,187
Financing received from the Central Bank of Argentina and other financial entities	228,856	131,773	38,571	—	—	399,200
Issued Corporate Bonds	305,759	2,690,500	3,381,052	—	—	6,377,311
Subordinated Corporate Bonds	—	—	—	—	—	—
Total Interest-Bearing Liabilities in Pesos	138,714,072	2,878,282	3,419,690	305	—	145,012,349
Asset (Liability) Gap	(3,897,733)	50,789,012	882,258	6,726,656	—	54,500,193
Cumulative Asset/Liability Gap	(3,897,733)	46,891,279	47,773,537	54,500,193	54,500,193
Cumulative sensitivity gap as a percentage of total interest-earning assets	(1.95)%	23.50%	23.95%	27.32%	27.32%

	Remaining Maturity at December 31, 2018
	0-1 Year	1-5 Years	5-10 Years	Over 10 years	Without due date	Total
Interest-earning assets in foreign currency
Loans to non-financial Public Sector (1)	80	—	—	—	—	80
Loans to non-financial Private Sector and Foreign Residents (1)	36,624,245	8,852,913	6,026	—	—	45,483,184
Loans to other Financial Entities (1)	406,502	78,677	—	—	—	485,179
Other Debt Securities	652,312	174,331	312,920	77,667	—	1,217,229
Total Interest-Earning Assets	37,683,139	9,105,921	318,946	77,667	—	47,185,672
Interest-bearing liabilities in foreign currency
Non financial Public Sector deposits	526,855	—	—	—	—	526,855
Non financial Private Sector and Foreign Residents deposits	58,221,404	14,153	—	—	—	58,235,557
Financing received from the Central Bank of Argentina and other financial entities	2,598,810	—	—	—	—	2,598,810
Issued Corporate Bonds	—	—	—	—	—	—
Subordinated Corporate Bonds	165,070	—	—	15,123,320	—	15,288,390
Total Interest-Bearing Liabilities	61,512,139	14,153	—	15,123,320	—	76,649,612
Asset (Liability) Gap	(23,829,000)	9,091,768	318,946	(15,045,653)	—	(29,463,940)
Cumulative Asset/Liability Gap	(23,829,000)	(14,737,233)	(14,418,287)	(29,463,940)	(29,463,940)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(50.50)%	(31.23)%	(30.56)%	(62.44)%	(62.44)%

1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning asset.

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

A. Operating results

FINANCIAL PRESENTATION

Our accompanying consolidated financial statements as of December 31, 2018 have been prepared in accordance with the IFRS as issued by the IASB.

Up to the fiscal year ended December 31, 2017, we prepared its financial statements in accordance with the Central Bank Rules. The financial information for previous fiscal years included in those consolidated financial statements for comparative purposes, was modified and is disclosed in accordance with the basis described in the preceding paragraph. The effects of changes between the standards applied at the end of the fiscal year ended December 31, 2017 and the IFRS, are explained in the reconciliations disclosed under the title “First-time Adoption of IFRS” of the note 3 to the abovementioned consolidated financial statements.

Additionally, our consolidated financial statements as of December 31, 2018 and the corresponding figures for previous fiscal years have been restated for the changes in the general purchasing power of the functional currency of the Bank as established by IAS 29. As a result, those consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period.

MACROECONOMIC ENVIRONMENT

Information presented in this section has been prepared in accordance with economic indicators and historical information of the financial system, as published by the Central Bank of Argentina or INDEC and therefore has not been adjusted for inflation.

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

In Europe, the growth rate was also reduced in the context of a slow decline in the fiscal deficit. Countries such as Spain, France, Portugal and Italy presented increasing public indebtedness and in high levels, without favoring the investment process. While Europe’s economic anchor Germany, which represents 30% of GDP in the EEA, showed a fiscal surplus and a fall in debt over the last three years Certain events are concerning for Europe. Events, as Brexit, indicate that support for the Euro Area has weakened and consequently raised concerns about the viability of the common currency in the long term.

China grew by 6.6%, continuing the diminishing growth of the last 6 years. The deceleration of its external sales, the slow pace of private investment, restrictions on leverage and the low productivity of public companies led to a loss of competitiveness with Southeast Asian countries are some of the factors that explain the decline in growth in relation to what was registered until 2010. Greater internal consumption as advocated by the authorities in recent years did not manage to compensate for the effect of the factors mentioned above.

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

Brazil’s economy fell for the second consecutive year and recorded a 7% loss of GDP in that two-year period, which had a negative effect on Argentine exports, as they are heavily dependent on the Brazilian market. The outflow of capital in 2015 led to the Brazilian Real depreciation of 41% as a correlation of the institutional crisis and a strong fiscal deficit. In 2016, this situation began to partially reverse due to the re-inflow of capital, which has been associated with the political changes in Brazil. The new authorities announced the freezing of public spending and advances in the deregulation of markets with the aim of improving fiscal solvency with greater competitiveness.

As a consequence of the developments discussed above, the depreciation of the Brazilian Real was reduced to an annual average of just 4% and inflation was reduced. This will lead to a more expansive monetary policy (i.e. lower rates), and allow a slight recovery of GDP for the year 2017.

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

Such measures were complemented by a restrictive monetary policy and a gradual tax policy. In this context, the Argentine government seeks to cancel its debts (refund of wrongly withheld co-participated taxes) while inducing reforms in provincial taxes which affected investments.

The Argentine government confirmed the restructuring of the debt with the holdouts (U.S.$12.5 thousand million), which had been pending since 2005, which allowed access to capital markets in order to fund the tax authority’s necessities.

2016 closed with a primary deficit of 4.6% of the GDP, which was an improvement from the 2015 results, even with revenues affected by the GDP’s decrease and tax restructuring.

In addition to the reformulation of certain rules which affect economic decisions, the Macri administration seeks to foster private internal savings and foreign investments, as part of a chain of sustainable expansion. The transition to sustainable growth has affected the economy during 2016. Strong increases of the exchange rate and tariffs and the decreases in withholdings led to a substantial increase in the inflation rate, which reached 40% inter-annual (“i.a.”), representing a 13 percentage points increase in comparison to the previous year.

Registered inflation led to a decrease of real income with a full effect on domestic expenditures and activity. GDP fell 2.3% in the first three quarters. An improvement had been predicted for the fourth quarter although in fact a decrease was recorded.

As a result, the real GDP of the economy is believed to have fallen by 2.3% during 2016.

Towards the final quarter of 2016, most of activity indicators followed an increasing trend, which was sustained by the marginal recovery of domestic consumption, greater public expenditure, and an increase of sales to Brazil and a stock recovery.

In 2017, the global economy grew at a rate of 3.6%, equivalent to a 0.4 percentage point (“p.p.”) increase vis-a-vis the previous year, driven by the developed countries’ marginal improvement and accelerated growth of Latin American economies.

During the year 2017, there was a 6% increase in international trade, after three years of virtually stabilized activity, along with an emerging improvement of commodities prices.

The upturn of the U.S. and Japanese economies, coupled with China’s sustained growth and the widespread process to regain fiscal balance throughout Europe through easing monetary policies, seem to be the key building blocks of the global economy favorable development, as opposed to the political concerns that had emerged the previous year.

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

The U.S. economy grew by 2.2% during the year, driven by the impact of improved wages on spending, paired with declining unemployment and increasing investment.

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

During 2015 and 2016, Brazil underwent a high volatility process as a result of fiscal weakness and a political crisis. The end of such political crisis, coupled with a fiscal rearrangement process and the enactment of structural reforms by the legislative branch, helped to turn the tide, generating sustained capital inflows back into the country in 2017, paired with currency appreciation by 8% and falling inflation to 3% per annum. Concurrently, the Brazilian Central Bank introduced gradual cuts to nominal interest rates.

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

The GDP development during 2017 was incremental and positive. This trend commenced in the third quarter of 2016 and continued at a sustained pace during five consecutive quarters, registering a 4% year-on-year increase during the fourth quarter of 2017. GDP increased to 2.9% in 2017.

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

The Argentine Government reduced the applicable the corporate income tax contingent upon certain investment processes and imposed a gradual decline in employers’ contributions to reduce labor costs. On the other hand, individuals’ financial interest, which so far has been exempt, was made liable to tax, though limited to an approximation of income, net of the inflationary component.

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

In 2018, global growth lost part of the major momentum it had been carrying from the previous fiscal years and there was less synchronicity in the expansion seen in the various countries. Economic activity started to show signs of exhaustion and was moderate in some advanced economies. As to the economies in emerging markets and in developing countries, they remained at the same pace as the previous year.

Such weaker performance is attributable to factors such as the negative effects of the rising barriers to trade between the United States and China, increased restrictions in financial conditions, geopolitical strains as well as a less favorable outlook for some economies in the emerging countries and in developing countries due to factors that are specific to each country.

A number of tariff-related measures enforced by the United States plus the measures that its trade partners adopted in retaliation rendered world trade relationships complicated and led to a slowdown in international trade in the region, which for the 2018 period —measured on a year-on-year basis— reached a 4.2% in 2018 while in 2017 it had been at 5.2%.

When it comes to global financial conditions, in 2018 there was an increase in restrictions and in localized pressures. Interest rate increases in the United States contributed to a depreciation in the currencies of emerging markets, brought down the price of commodities, and led to a rise in emerging countries’ risk levels.

Projections for 2018 point to 3.7% global growth, measured on a year-on-year basis, in line with the figures posted for 2017. Advanced economies would have grown by as little as 0.1 percentage points over the year 2017 with the US accounting for the largest portion of such increase and a slow-down in the Euro zone, the United Kingdom and Japan. As concerns emerging economies, forecasts point to 4.7% growth in 2018, which stands at a level that is similar to that recorded in 2017. As was also the case with advanced economies, performance is heterogeneous.

The U.S. economy would have grown by 2.9% driven by the impact on consumption caused by the improvement in salaries and the drop in unemployment. The fiscal stimulus stemming from the tax reform also contributed to such vigorous economic performance. The increase in rates applied by the Federal Reserve entails a stronger monetary contraction and puts pressure on economic growth, particularly on the sectors that are more dependent on loans.

In 2018, the Euro Area would have grown at a 2% annual rate, smaller than in 2017. Growth in the Eurozone in the past years contributed to a reduction in unemployment whilst inflation continued to be contained. Monetary conditions are expected to remain accommodating and increases in interest rates may not be discarded until the second half of 2019. Fiscal consolidation processes will be under pressure given the increased strains in the social and political climate in the EU’s important countries, such as Italy and France.

The pace of expansion in China compared to global growth has undergone a three-fold rise since the turn of the century. This being said, the expectation is that it should slow down to 6.6% in 2018 and a bit more over the coming years as a result of the trade war with the United States. If the trade war were to continue, deviations of the trade of raw materials from the United States towards other countries, including Argentina, may turn out to be a very interesting opportunity.

The slow-down expected in China would be offset by a further expansion in the Indian economy. India would have grown by 7.3% in 2018 well above growth in 2017. India is an economy that supplements the Argentine economy quite nicely, and the Argentine Government is working on improving relations between India and Argentina at all levels.

Brazil, Argentina’s main trade partner, continues to leave behind the political crisis that it had gone through, during 2015 and 2016 whose consequences were an intense flight of capitals and a strong depreciation of the Brazilian Real. Within this context, the economy dropped by 7 points in the two-year period.

Michel Temer’s interim government made progress with a tax reform that froze the level of public expenditure in real terms and also enacted a labor reform that is expected to bring an improvement in productivity and competitiveness in the coming years. The results of this transition were positive and the Brazilian economy grew. The expectation for 2018 was 1.4% growth.

Jair Bolsonaro was elected President of Brazil in October 2018 in the ballotage round and he is now proposing a dramatic fiscal adjustment, more openness of the economy, proposing certain privatizations to reduce the country’s stock of liabilities and a reform in social security, which happens to be a key area to decrease Brazil’s high fiscal deficit. Any hurdle in the approval of these reforms may exert additional pressure over credit risk and the exchange rate, and this would affect both inflationary expectations and current inflation trends. Pursuant to the latest forecasts, a 2.4% growth is expected for 2019, which could be favorable for the Argentine economy, in particular for the alternative industry which is highly related to Brazil.

The prices of agricultural commodities remained relatively stable in 2018. Although soybean dropped by 7.3% in the year, down to U.S.$ 324 per ton, the prices of wheat and corn rose by 17.9% and 6.9%, respectively. WTI oil barrel price decreased by 25.3% during 2018.

Argentina’s economic policy in 2018 continued along the path set by the government at the start of its term in office in late 2015. The Macri administration advanced significantly in the correction of some of the previous administration’s inherited imbalances and problems as was the case of unifying, releasing and letting the exchange rate float freely, the exit from its sovereign default, the recovery of transparency in official statistics, the removal of price controls and the adjustment of relative prices, such as public utility rates, the substantial improvement in the business environment and Argentina’s insertion in the international financial community.

This notwithstanding aforementioned costs had to be borne for such corrections in the economy and, in late 2017, Argentina appeared to be vulnerable due to certain outstanding unresolved issues, in the face of a more unfavorable external scenario. The inflation was much harder than originally expected or forecasted and the fiscal deficit could be barely cut back in spite of the decrease in a major portion of subsidies.

The decision to deploy a stepwise strategy to reduce fiscal deficit left the country strongly dependent upon international capital markets. In late 2017 and, during 2018, Argentina’s economy sustained a significant shock which translated into a major depreciation of its currency the exchange rate between the US dollar and the Argentine peso went from Ps. 18.77 in December to Ps. 40 in late September of that year. In addition, as mentioned, during 2018 Argentina faced a significant inflation that represented 47.5% year-on-year and a reduction of 1.8% of the GDP on a yearly bases.

There were manifold causes for this crisis and they combined internal and external factors. Amongst external factors, the most important was the increase in long-term interest rates in the United States which led to US Dollar becoming stronger and a decreased appetite for emerging markets’ assets: Argentina was far more adversely affected by this situation than the other countries in the region.

Argentina was particularly affected by such external turbulences, mainly because some domestic factors played an overarching role. Such was the case of the country’s trade and accounts deficit, which had to a major extent to the increase of the foreign exchange market.

Foreign exchange rate movements had a negative impact on consumers’ confidence, which, together with a deterioration in actual salaries, started to have an impact on consumption. The run against the Peso led to a drop in foreign currency reserves and this in turn raised concerns about the ability to honor US Dollar-denominated debts as they fell due, which in turn triggered a new increase in the exchange rate and caused a new round of savings dollarization whilst fueling inflation.

Such adverse context of fear caused by foreign exchange instability and lack of access to the capital market compelled Argentina to turn to the IMF to restore confidence. As a result of the 2018 IMF Agreement, the country managed to replenish reserves subject to certain conditions. For have information about the 2018 IMF Agreement, please see “Risk Factors—Risk relating to Argentina—IMF Agreement.”

The cost of this policy has translated into high interest nominal rates, ranging from 60% to 70%, aggravating recession and complicating funding for working capital and consumption.

Stabilization in the foreign exchange rate was accompanied towards the end of 2018 by an important drop in the inflation rate, which after peaking 6.5% per month in September started a downward path to 2.6% in December. With this mark included, inflation in 2018 was 47.6% with Argentina being positioned as a high-inflation country. Against this backdrop, the Argentine economy decreased 1.8% in 2018 after having grown by 2.9% in 2017. The deterioration in domestic conditions and an actual depreciation of more than 50% in the year led to a reduction in real salaries, consumption and investment, above all in construction and in imports of machinery and equipment.

On the fiscal front, the government continued to concentrate its efforts on the reduction of the primary deficit through a combination of cutbacks in expenditures and an increase in revenues. This way, the primary result exhibited a 1.4% improvement compared to the deficit posted in 2017 (3.8% of GDP).

In particular, total revenues accumulated a 30.2% increase, way below the average inflation for the year (which had been 34.3%) driven by VAT and taxes on imports and export fees.

Primary expenditures, in turn, reached the end of the year with a 22.4% increase, which entails an 8.9% decrease in real terms. Additionally, there was a major reduction in the floating debt which fell by 14% in real terms though with a reduction in due and enforceable capital expenditures equivalent to 30%, thereby facilitating the 2019 fiscal program.

In 2018, the Government had to fulfill financial commitments for U.S.$32.9 billion. Out of this amount, there were U.S.$9 billion from the international debt market and U.S.$24.1 billion from the IMF related to the 2018 IMF Agreement and other multilateral organizations, amongst other sources. Besides, in the first months of the year, the Treasury received U.S.$2.4 billion as temporary advances from the Central Bank which came to a halt after the first agreement with the IMF in which it was established that the Central Bank would not provide any further financial aid.

Given this scenario, the country’s net public debt reached the end of the year in the region of 44% of GPD, which entailed an increase vis-à-vis the figure posted a year earlier (28.4%).

Money market and Argentine financial system

Information presented in this section has been prepared in accordance with economic indicators and historical information of the financial system, as published by the Central Bank of Argentina or INDEC and therefore has not been adjusted for inflation.

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

The number of securities and Lebacs held as part of the Monetary Base doubled in 2016, reaching 87% of the Monetary Base (8% of GDP). Paid interests were 2.3% of the GDP.

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

Deposits in the financial system grew 40% inter-annually, mainly driven by the deposits from the private sector which increased 45% i.a. Additionally, dollar deposits grew 130% i.a., due to the elimination of the restrictions on access to the foreign exchange market, the growing credibility of higher dollar rates and, in the last part of the year, as a result of capital bleaching.

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

In the last two years, the Argentine Central Bank purchased foreign currency in the market at an average of U.S.$15 billion, increasing international reserves in the amount of U.S.$30.8 billion. In this regard, it should be noted that, at year-end, accumulated international reserves covered the entire monetary base, when two years earlier they only accounted for 48% of it.

When comparing the factors that led to the monetary base growth, a material change can be observed which commenced in 2015 and consolidated in the following years, that is, the Argentine Central Bank’s issuance of interest-bearing debt to sterilize the expansion of the monetary base to assist the Treasury and increase reserves. As of December 2017, the Argentine Central Bank’s liabilities associated to debt securities accounted for, on average, approximately 8.5% of GDP and 111% of the monetary base.

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

During 2017, this situation started to improve as the system’s bi-monetary liabilities and assets (Argentine Peso and U.S. dollar) rose by 1.0% and 0.7% of GDP, respectively.

The combination of declining inflation with sustained positive yields in real terms is expected to strengthen this improvement, encouraging savings in domestic currency through institutionalized channels, fostering the depth of financial markets, in general, and the banking system, in particular.

Total bi-monetary deposits in the Argentine financial system grew by 27% year-on-year in 2017, with peso-denominated deposits rising 24% year-on-year and U.S.-dollar deposits (as measured in Argentine Peso) rising in nominal values a 40% year-on-year, (26% measured in foreign currencies). As of December 2017, total deposits reached Ps.2,283 billion, on average, with 80% of that amount being attributable to the private sector.

In 2017, private deposits rose by 27% year-on-year on nominal values, with remarkable performance of sight deposits which, in the last two years, managed to surpass 1.5 times the increase in term deposits. Lebac competition seems to be a determining factor of this performance during the year.

The changes in foreign-currency denominated private deposits in 2016 and 2017 reflect the impact of the tax amnesty law on bank savings.

On the other hand, public-sector deposits rose by 28% year-on-year in nominal values, with strong concentration on U.S. dollar-denominated deposits which rose by 83% year-on-year (as measured in Argentine Peso).

From the assets side, in 2017 the financial system experienced growth in total loans (private + public) and Lebac holdings by 47% year-on-year and 13% year-on-year in nominal values, respectively, totaling, on average, Ps.1,581 billion and Ps.365 billion as of December 2017 in each of these lines, in nominal values.

As of December 2017, loans to the private sector rose by 50% year-on-year to Ps.1,553 billion, accounting for 98% of total loans. Commercial lending, consumer lending and secured loans rose by 50%, 42%, and 89%, respectively, year-on-year, in nominal values.

The increase in commercial lending is attributable to stronger economic activity. Peso-denominated loans rose by 37%; however, the largest increase within this segment was experienced by U.S.-dollar denominated loans (up by 82% year-on-year, as measured in Argentine Peso), outperforming local-currency loans for the second consecutive year, in nominal values.

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

In 2018, Argentina’s money market behaved in line with the foreign exchange crisis. There was an interruption in the reserve accumulation process and the flight of portfolio investments led to a reversal in financial flows which in turn triggered a drop in the Central Bank reserves plus an intervention of the Argentine Treasury selling foreign exchange currency in an approximate amount of U.S.$ 25 billion and dramatically reducing the stock of Lebacs.

In the second half of the year, given the 2018 IMF Agreement and the enhancement of a currency swap with the Central Bank of the China, Argentina was able to recover from the reduction on the Central Bank’s international reserves. Gross international reserves grew by U.S.$10,751 million in 2018 with a balance of U.S.$65,806 million as of December 31, 2018.

As a part of the 2018 IMF Agreement, the Central Bank undertook to focus on a stabilization program which was compelled to be far more restrictive in monetary terms with nominal growth objectives in the monetary base. A program was deployed to gradually reduce Lebacs through sales of international reserves, increase in the minimum capital and cash requirements imposed on banks, issuance of Government securities and LELIQS. At the end of 2018, the stock of Lebacs dropped to zero and the LELIQs substituted for a part of them. At the end of the fiscal year, their stock totaled Ps. 722 billion, 51% of the monetary base.

The quasi-fiscal deficit of the country, has been absorbed by the dramatic depreciation in the exchange rate between the Argentine Peso and the US Dollar and LELIQS substituting for Lebacs.

There was a Ps. 407 billion expansion in the country’s monetary base attributable to the increase in volume caused by the settlement of Lebacs and —as a contractive factor— LELIQ-mediated absorption and through the sale of foreign currency to the private sector during the stage of failed interventions in the midst of the run on the foreign exchange market. In 2018, the Argentine Central Bank transferred Ps. 30 billion to the Treasury as temporary advances and there was no transfer of earnings.

On average, the monetary base grew at an annual 33% rate, which was a bit faster than the 32% recorded in the year 2017. This being said, with the launch of a program to maintain the monetary base growth at zero by the end of September, average expansion in the last quarter was only 3%.

Argentina’s weak monetization is nothing new, despite the improvement seen during 2017 and 2018, Argentina’s financial system continues to be Latin America’s smallest financial system in relative terms in as much as Peso-denominated and US Dollar-denominated bank lending stands for 15.8% of GDP when the regional average had been 35%.

Total deposits compared to Argentina’s GDP grew by 6.8 percentage points of GDP. The reasons for this growth are to be found, above all, in an increase in time deposit in Pesos and in U.S. Dollars which reached the end of the year at unprecedented levels. This growth was well above an increase of hardly 0.7 percentage points of GDP for total lending.

In the course of 2018, Peso-denominated time deposits grew by 54% year-on-year whilst deposits denominated in US Dollars (measured in Pesos) rose by 131% year-on-year (29% measured in foreign currencies + 102% devaluation). As of December 31, 2018, deposits totaled Ps. 4,086 billion.

In 2018, private sector deposits grew by 66.0% year-on-year, the recovery in Peso-denominated term deposits rose by 65% after the banks resumed financial intermediation when the stock of Lebacs was fully settled. Prior to such resumption, depositors were allowed to access the stock of Lebacs. The behavior exhibited by private sector deposits in foreign currency are evidence of the dollarization of deposits in the course of the year and of depositors’ confidence in the local financial system.

From the side of assets, in 2018 the financial system rose by 36.4% year-on-year when measured in total loans and totaled Ps. 2,240 billion.

Loans to the private sector rose by 37.2% year-on-year, which stood for 96% of total loans.

Within the Peso-denominated category, commercial loans dropped by 0.8% year-on-year, affected by the recession and the increase in interest rates, with it being the caption that was most severely affected.

The demand for consumer loans, in turn, decreased and was adversely affected by the decrease in employment and salaries during the year. In the course of the first part of the year the demand for consumer loans performed well which was impaired in the second half of the year.

Growth was led by credit cards, which rose by 28.9% year-on-year whereas personal loans rose at a slower pace, 21% year-on-year.

Pledge and mortgage loans rose by 48.5% year-on-year during the first months of 2018 keeping the momentum in UVA-adjusted mortgage loans (Unit of Purchasing Power) but after the run on banks, the origination of these loans slowed down fast.

The spread in growth between deposits and loans denominated in Pesos mirrored increase in the liquidity ratios in the financial system. The broad system liquidity, measured as cash and cash equivalents in Pesos, integration of liquidity requirements and Argentine Central Bank instruments was 51% of deposits in late 2018. In the year-on-year comparison, broad liquidity rose by 8%.

Against this background, there was an upward trend in interest rates thanks to the influence of a harsher monetary policy and the dollarization of deposits. As of December of 2017, monetary policy rates were approximately 27.40% and by the end of 2018 the rate was at 59.25% after peaking in October at 74%. The rest of interest rates behaved similarly: the interest rates accrued by time deposits in Pesos at 30 days averaged 21.7% at the beginning of 2018 and came to an end at 45.6%.

The interest rate charged to companies for cash advances (for 7-day terms and amounts in excess of Ps. 10 million) started the year at 31.2% and came to an end at 65.0%. As to the call money interest rate (inter-banking interest rate charged between private banks), at the end of 2018 reached 55.5% as compared to 28.0% of the previous fiscal year.

In addition, in 2018 there was a general increase in the Argentine financial system’s profitability, given the higher interest income and higher income obtained from securities. Additionally, the financial spread rose by 0.2 p.p. up to 10.6% of financial assets, versus 10.4% in 2017. In addition, there was an increase in interest expense.

The administrative expenses rose by 35.5% in an annual accumulated figure, below inflation, and averaged 6.3% of Assets, which decreased from 7.1% recorded in 2017. Income from services stood at 2.2% of assets against 2.9% in 2017 and rose by 18.0% in the year. Loan losses, in turn, rose up to 1.3% of assets up from 1.0%, entailing low levels inasmuch as the portfolio of non-performing loans averaged 2.2% of loans. Lastly, tax charges in 2018 stood at 1.2% of assets compared to 1.4% the previous fiscal year.

RESULTS OF OPERATIONS

The following discussion of our results of operations is for the Bank as a whole and without reference to any operating segments.

We do not manage our Bank by segments or divisions or by customers, by products and services by regions, or by any other segmentation for purpose of accounting resources or assessing profitability.

Our loan portfolio to the private sector has grown by 35% in 2018 in nominal value, keeping up with the evolution of the financial system. In real terms, the private sector loan portfolio decreased by 8% compared to the total amount as of December 31, 2017.

During 2018, we maintained a leading position in terms of personal loans, with 1.2 million loans, which represent a 13% of market share. As to its credit card products, in 2018 we maintained an 8% of market share.

During 2018, pledge and mortgages loans grew 91% in nominal value. Such growth of 2018 is the result of our active participation in the granting of mortgage loans adjustable by UVA. The increase in real terms was 7% and was mainly due to the adjustment for inflation of this portfolio.

The coverage indicator reached a 112% ratio towards the end of the fiscal period, substantially below to the coverage ratio at the end of 2017. The levels of delinquency have stayed in historically low value, however, during 2018 it registered a considerable raise, reaching a 1.9% ratio of non-performing loans over total portfolio.

Our total deposits increased by 65% in 2018 in nominal value, at similar levels to those of the rest of the financial system as a whole, and a 12% increase in real terms compared to the total amount as of December 31, 2017. Regarding the composition of deposits, there was a larger growth in time deposits than in checking accounts, which were driven by larger nominal interest rates offered in 2018.

The Bank continues to be one of the four private entities with the highest volume of deposits and a market share of 6% of the financial system as a whole.

As of December 31, 2018 the Bank’s liquidity reached Ps.135,961 million, registering an increase of 88% in nominal and achieving a 57.1% of liquidity ratio.

YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017

Net income

The following table sets forth certain components of our statement of income for the years ended December 31, 2017 and 2018:

	Year ended December 31,		Change December 31,
	2017 (1)	2018	2018-2017
	(in thousands of Pesos)
Interest income	55,826,695	74,733,441	18,906,746	34%
Interest expense	(16,971,578)	(29,563,908)	(12,592,330)	74%
Net Interest Income	38,855,117	45,169,533	6,314,416	16%
Commissions income	14,987,879	14,474,765	(513,114)	(3)%
Commissions expense	(1,113,684)	(930,045)	183,639	(16)%
Net Commissions income	13,874,195	13,544,720	(329,475)	(2)%
Subtotal (Net Interests income + Net Commissions income)	52,729,312	58,714,253	5,984,941	11%
Net Income from measurement of financial instruments at fair value through profit or loss	944,908	1,261,206	316,298	33%
Profit/ (Loss) from sold assets at amortized cost	18,885	(6,129)	(25,014)	(132)%
Difference in quoted prices of gold and foreign currency	2,252,700	(1,750,282)	(4,002,982)	(178)%
Other operating income	2,605,384	3,347,241	741,857	28%
Credit loss expense for financial assets	(2,613,724)	(2,900,048)	(286,324)	11%
Net Operating Income	55,937,465	58,666,241	2,728,776	5%
Total Operating Expenses	(32,580,603)	(34,617,063)	(2,036,460)	6%
Net Operating Income after expenses, depreciation and amortization	23,356,862	24,049,178	692,316	3%
Income from associates and joint arrangements	290,303	266,302	(24,001)	(8)%
Loss on net monetary position	(9,218,751)	(15,722,476)	(6,503,725)	71%
Income before tax on continuing operations	14,428,414	8,593,004	(5,835,410)	(40)%
Income tax on continuing operations	(8,408,808)	(9,327,117)	(918,309)	11%
Net Income/(loss) from continuing operations	6,019,606	(734,113)	(6,753,719)	(112)%

Our consolidated net income/(loss) from continuing operations for fiscal year ended as of December 31, 2018 shows a decrease of Ps. 6,753.7 million, or 112%, as compared to fiscal year ended as of December 31, 2017. This decrease was primarily attributable to a:

•	A higher loss on net monetary position of Ps. 6,503.7 million or 71% increase.

•	A decrease in difference in quoted prices of gold and foreign currency of Ps. 4,003 million, from a gain of Ps. 2,252.7 million in 2017 to a loss of Ps. 1,750.3 million in 2018 (178%), and

•	An increase in operating expenses of Ps. 2,036.5 million or around 6%.

The aforementioned losses were partially offset by:

•	An increase in net interest income of Ps.6,314.4 million or 16%, and

•	An increase in other operating income of Ps.741.9 million or 28%.

Interest income

The components of our interest income for the years ended December 31, 2017 and 2018 were as follows:

	Year ended December 31
	2017	2018
	(in thousands of Pesos)
Interest on Cash and bank deposits	21,347	27,750
Interest from government securities	8,935,362	20,321,505
Interest from debt securities	283,588	226,226
Interest on loans and other financing
To the financial sector	813,777	1,428,390
To the non financial government sector	6,518	—
To the non financial private sector
Interest on overdrafts	4,421,984	6,569,850
Interest on documents	3,027,789	4,008,412
Interest on mortgages loans	1,321,931	1,577,943
Interest on pledged loans	820,614	718,101
Interest on personal loans	23,268,886	25,279,696
Interest on credit cards	7,245,746	8,488,320
Interest on financial leases	172,340	197,267
Interest on other	4,367,596	5,440,110
Interest on Repos
From the BCRA	1,057,405	32,070
Other financial institutions	61,812	417,801
Total Interest Income	55,826,695	74,733,441

Our interest income increased 34% or Ps. 18,906.7 million as compared to fiscal year ended December 31, 2017, mainly due to a higher interest from government securities and from private sector loans. Interest on loans increased 18%, or Ps.8,240.9 million, as a result of an increase of 49% in interest on overdraft, 25% in interest on other loans and 11% in interest from consumer loans. The average volume of overdrafts increased 30%, of other loans credit increased 27% and of consumer loans increased 52% in nominal values.

During the last six months of year 2018, nominal rates of the loans increased substantially, but such increase did not match the impact of inflation. For example, the origination interest rate of personal loans went from an average of 36% in year 2017 to an average of 48% in year 2018, with annual inflation of 47.6%. Only in the case of commercial loans, advances and documents, an increase in average interest rate above the inflation rate was observed.

Interest derived from government securities increased by 127%, or Ps.11,386.1 million, being the new Central Bank policy related to LELIQs which generated this increase. The average placements in instruments issued by the Central Bank increased approximately 117% in 2018. The nominal interest rates of these instruments increased on average more than 60% in such year.

Interest expenses

The components of our interest expenses for the years ended December 31, 2017 and 2018 were as follows:

	Year ended December 31,
	2017	2018
	(in thousands of Pesos)
Deposits
Interest on checking accounts	—	666,193
Interest on saving accounts	191,202	88,660
Interest on time deposits and investments accounts	14,952,398	25,575,984
Interest on financing received from Central Bank of Argentina and other financial institutions	71,397	149,037
Repo transactions	—	—
Other financial institutions	181,685	218,635
Deposits
Interest on corporate bonds	780,202	1,812,532
Interest on subordinated bonds	750,003	994,991
Interest on other financial liabilities	44,691	57,876
Total interest expense	16,971,578	29,563,908

Interest expense increased 74% or Ps. 12,592.3 million as compared to 2017, mainly due to the time deposits portfolio.

Interest on deposits represented 89% of total interest expense and increased by 74% or Ps. 11,187.2 million, as compared to fiscal year ended December 31, 2017, with 95% of such increase being attributable to our portfolio of time deposits.

The increase in interest on deposits was mainly due to an increase on nominal interest rates during the last six months of fiscal year 2018, from 19% on average in fiscal year ended December 31, 2017 to 30% on average in fiscal year ended December 31, 2018 for time deposits in pesos. Additionally, during such period an important growth was observed in average volume of deposits, both in Pesos and in foreign currency.

Interest on corporate bonds increased by 132% or Ps. 1,032.3 million, due to the higher level of indebtedness. On April 9, 2018 Series C Notes were issued for a nominal amount of Ps.3,207,500,000, at a Badlar Privada Interest rate plus a 350 bps margin, which represented a charge of Ps.898.2 million.

Interest on subordinated bonds (Series A Notes) increased by Ps. 245 million or 33% compared to 2017, due to an increase in the average foreign exchange rate from Ps.16.5665 per dollar in 2017 to Ps.28.0937 per dollar in 2018, which was partially offset by the inflation adjustment.

Net Commissions income

The following table provides a breakdown of our commissions income by category for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	(in thousands of Pesos)
Fee charged on deposit accounts	6,031,430	6,427,448
Debit and credit card fees	422,711	247,953
Fees on collection services	1,607,344	1,658,933
Insurance fees	1,006,368	954,214
Fees on private securities	642,984	548,621
Credit related fees	4,686,993	4,055,475
Fees related to transferable securities	103,393	104,209
Other fees related to foreign trade	249,865	290,760
Other	236,791	187,152
Total commissions income	14,987,879	14,474,765
Total commissions expense	(1,113,684)	(930,045)
Net commissions income	13,874,195	13,544,720

Net commission income decreased by 2%, or Ps.329.5 million in 2018, mainly due to a 3% decrease in total commissions income partially offset by a 16% decrease in total commissions’ expense.

Total commissions income decreased by 3% or Ps. 513.1 million compared to fiscal year ended December 31, 2017, primarily due to the decrease in fees generated by credit related fees and by debit and credit cards fees. Although in 2018 there was an increase in activity and consumption, the evolution of maintenance fees and other commissions did not offset the inflationary effect.

Difference in the price of gold and foreign currency

In fiscal year ended December 31, 2018, a decrease of 178% or Ps. 4,003 million was originated as the combination of two factors: i) the change of foreign exchange position, from a positive position (asset) in average in fiscal year 2017 to a negative position (liability) in average during fiscal year 2018 and ii) the increase in the exchange rate, from Ps.16.5665 annual average during fiscal year 2017 to Ps.28.0937 annual average in fiscal year 2018. The result of foreign currency trading increased in line with the increase in the exchange rate.

Other operating income

Other operating income increased 28% or Ps.741.9 million, mainly due to the Ps. 703.5 million generated by the repurchase of notes issued by us (Ps.1,377,473,000 of Series B Notes and Ps.519,000,000 Series C Notes).

Employee benefits and administrative expenses

The components of our administrative expenses for the years ended December 31, 2017 and 2018 are reflected in the following table:

	Year Ended December 31,
	2017	2018
	(in thousands of Pesos)
Employee benefits	12,536,276	12,476,567
Administrative Expenses	7,631,898	8,273,181
Taxes	1,181,146	1,109,700
Maintenance, conservation and repair expenses	968,284	1,094,844
Fees to directors and statutory audits	720,597	869,805
Security services	875,748	865,319
Electricity and communications	569,353	711,516
Other fees	580,273	678,334
Leases	368,112	398,126
Advertising and publicity	372,953	362,895
Representation, travel and transportation expenses	134,335	139,703
Stationery and office supplies	70,626	71,306
Insurance	73,615	74,625
Hired administrative services	29,494	22,212
Other	1,687,362	1,874,796
Total Administrative Expenses	20,168,174	20,749,748

Employee benefits and administrative expenses increased by 3%, or Ps.581.6 million, in 2018, due to an increase in electricity and communications expenses (25%) as a result of the tariff adjustment and the increase in the fees paid to directors and members of the supervisory committee.

Other operating expenses

Other operating expenses increased 13% or Ps1,388 million mainly due to an increase in gross income taxes and municipal fees, as a result of higher revenue from computable services and, to a lesser extent, an increase in quotes and the applicable interest rates.

Loss on net monetary position

The loss generated by the net monetary position in fiscal year 2018 was 71% higher than that recorded in 2017, going from recording a loss of Ps. 9,218.8 million in 2017 to a loss of Ps. 15,722.5 million in 2018. The net monetary position as of December 31, 2018 was 13% higher than the net monetary position as of December 31, 2017, due to: an increase of 96% in cash and deposits in banks, 81% in government and private securities 41% in loans partially offset by an increase of 65% in deposits. Likewise, the inflation rate went from 24.8% in 2017 to 47.6% in 2018.

B. Liquidity and Capital Resources

Our main source of liquidity consists of deposits, which totaled Ps.237,954.4 million as of December 31, 2018 and Ps.212,800.4 million as of December 31, 2017. These deposits include deposits generated by our branch network, from institutional, very large corporate clients and from provincial governments for whom we act as financial agent. We consider the deposits generated by our branch network and the provincial deposits to be stable.

Approximately 8% of our total deposits as of December 31, 2018 were derived from the non-financial public sector, in particular as a consequence of the Bank’s role as financial agent of four provinces. This is an important source of low-cost funding.

Total deposits, which grew 12% in 2018 compared to 2017, represented 82% of our total liabilities as of December 31, 2018. Deposits were used primarily to finance the growth in credit made available to the private sector and the balance was invested in liquid assets. This approach has enabled us to maintain a high liquidity to deposits ratio while we await a return to stronger demand for private sector loans.

As of December 31, 2018, we had liquid assets up to Ps.135,960.6 million, primarily comprised of cash and due from banks (Ps.74,766 million) and LELIQS (Ps.55,069.9 million). During 2018, the liquidity ratio increased from 50.2% as of December 31, 2017 to 57.1% as of December 31, 2018. Our liquidity ratio exceeds the aggregate liquidity ratio of the Argentine financial system as a whole.

On November 4, 2016, we issued our 6.75% Subordinated Resettable Series A Notes due 2026, for a nominal amount of U.S.$400 million. In addition, on May 8, 2017, we issued our 17.50% Class B Notes due 2022, for a nominal amount of Ps.4,620.6 million, and on April 9, 2018 we issued our Class C Notes, at a Badlar Rate, plus 3.5% due 2021, for a nominal amount of Ps.3,207.5 million.

Additionally, on April 27, 2018, the Shareholders’ Meeting decided to increase the maximum nominal value of our Global Notes Program from U.S.$ 1,500 million to U.S.$ 2,500 million or its equivalent in other currencies.

On October 17, 2018, the Board of Directors decided to cancel Series B Notes for a nominal value of Ps.1,229.5 million , equivalent to the amount of purchases of this issuance as of that date. As of the date of this annual report and after the date indicated in the preceding paragraph, we have made purchases for a nominal value of Ps. 148 million, with an outstanding nominal value of Ps. 3,243.1 million.

As of the date of this annual report, we have made purchases of our Series C Notes for a nominal value of Ps. 519 million, leaving an outstanding nominal value of Ps.2,688.5 million.

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

Lastly, in June 2017, we completed a capital increase through a primary public offering of Series B common shares in Argentina and a SEC registered offering in the United States of America of ADSs for a total of 74,000,000 shares for a value of U.S.$666 million; subsequently the international underwriters exercised the oversubscription option, for which 11,099,993 additional shares were issued for U.S.$100 million.

We believe that we have adequate working capital to meet our current and reasonably foreseeable needs. As of December 31, 2018, we had excess regulatory capital of Ps.45,676 million. Our excess capital is aimed at supporting growth, and consequently, a higher leverage of our balance sheet.

For further information regarding management and administration guidelines in relation to liquidity risk please note 50 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2018 and 2017. Additionally, for further information regarding our restricted assets and trust agreements please see notes 42 “Restricted assets” and 43 “Trust activities” to our audited consolidated financial statements as of December 31, 2018 and 2017.

Minimum capital requirements

Our excess capital (representing the amount in excess of minimum reserve requirements of the Central Bank) is as set forth in nominal value in the following table:

	As of December 31,
	2017 (1)	2018
	(in thousands of Pesos, except ratios and percentages)
Calculation of excess capital:
Allocated to assets at risk	11,023,213	15,609,273
Market risk	184,406	212,280
Operational risk	3,219,309	4,615,577

Required minimum capital under Central Bank Rules	14,426,928	20,437,130

Ordinary capital Level 1 (Con1)	41,709,067	52,285,150
Deductible concepts COn1	(1,021,975)	(3,046,813)
Additional capital Level 1 (CAn1)	18,074	120
Capital Level 2 (COn2)	8,836,474	16,874,710

Total capital under Central Bank Rules	49,541,640	66,113,167

Excess capital	35,114,712	45,676,037

(1) These amounts are not adjusted for inflation.

	As of December 31,
	2017	2018
Selected capital and liquidity ratios:
Regulatory capital/risk weighted assets	28.10%	26.47%
Average shareholders’ equity as a percentage of average
total assets	20.11%	20.21%
Total liabilities as a multiple of total shareholders’ equity	3.71x	4.77x
Cash as a percentage of total deposits	24.67%	31.42%
Liquid assets as a percentage of total deposits (1)	50.20%	57.10%
Loans as a percentage of total assets	57.94%	51.01%

(1)	Liquid assets include cash, cash collateral, reverse repos, instruments issued by Central Bank and interfinancing loans.

As of December 31, 2018, we had no material commitments for capital expenditures. We believe that our capital resources are sufficient for our present capital requirements on an individual and a consolidated basis.

Funding

Our principal source of funding is mainly deposits from individuals and corporate clients located in Argentina. Deposits include checking accounts, savings accounts and time deposits. The following table sets forth our sources of funding as of December 31, 2017 and 2018.

	As of December 31,
	2017 (1)	2018
	(in thousands of Pesos)
Deposits
From the non-financial government sector	19,032,549	19,354,087
From the financial sector	120,123	148,275
From the non-financial private sector and foreign residents
Checking accounts	30,678,701	24,435,104
Savings accounts	65,750,239	68,696,031
Time deposits	92,091,990	121,102,019
Investment accounts (2)	63,417	150,152
Other (3)	5,063,352	4,068,751
Financing received from the Central Bank of Argentina and other financial entities
Central Bank	16,960	24,427
Banks and international institutions	247,126	2,598,810
Financing received from Argentine financial entities	1,469,438	374,773
Other Financial Liabilities	15,593,151	15,318,513
Unsubordinated Corporate Bonds	6,957,379	6,377,311
Subordinated Corporate Bonds	11,170,509	15,288,390
Shareholders’ equity	71,751,594	60,910,834

Total funding	320,006,528	338,847,477

(1)	Figures stated in thousands of pesos adjusted for inflation as of December 31, 2018. See “Presentation of certain financial and other information.”
(2)	Time deposit payable at the option of the depositor.
(3)	Includes, among others, expired time deposits and judicial deposits.

Critical accounting policies

Our audited consolidated Financial Statements are prepared in accordance with IFRS as issued by IASB. The preparation of our consolidated Financial Statements require management to make, in certain cases, estimates and assumptions to determine the book value of assets and liabilities, income, expenses and contingencies. Our financial position and results of operations are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

Critical accounting policies are those accounting policies that require management to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made and such estimates reasonably could have a material effect on the financial condition. Several factors are considered in determining whether or not a policy is critical in the preparation of our financial statements. These factors include, among others, whether the estimates are material to our financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including information from third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized. Note 3 to our audited consolidated Financial Statements contain a summary of our significant accounting policies. See also section “Accounting judgement, estimates and assumptions” of Note 3 for a discussion of our critical accounting estimates.

First Time Adoption of IFRS

Our Management considered the IFRSs that are applicable to the preparation of these consolidated financial statements that are the first annual consolidated financial statements that are presented in accordance with IFRS, but applying the exceptions and exemptions under IFRS 1 described below:

Optional exemptions

•	Business combinations:

We decided not to apply IFRS 3 “Business Combinations” retroactively to the acquisition of subsidiaries (that are deemed businesses), investments in associates and interests in joint ventures occurred before January 1, 2017 (date of transition).

Using this exemption implies that the carrying amounts of assets and liabilities measured pursuant to the BCRA standards, and that must be recognized in accordance to the IFRSs, are the cost thereof attributed as of the acquisition date. After the acquisition date, measurements shall be made in accordance with the IFRS. Assets and liabilities that do not qualify to be recognized as such according to the IFRSs are excluded from the opening statement of financial position. In this sense, no previous amount which would have been recognized according to the BCRA standards was excluded and no amount which was not previously recognized has been recognized, pursuant to the BCRA standards. IFRS 1 also establishes that the carrying amount of goodwill measured according to the BCRA standards shall be included in the opening statement of financial position, regardless of the adjustments for impairment and for recognition or de-recognition of certain intangible assets that qualify or not to be recognized as such according to IAS 38 “Intangible Assets”.

•	Use of fair value as deemed cost for an item of property, plant and equipment and investment properties:

Properties and properties under construction were measured in the opening statement of financial position as of January 1, 2017 (date of transition) at fair value, determined on the basis of valuations made to such date by an independent appraiser who holds a recognized and relevant professional qualification. We chose to use these values as carrying amount at the date of transition. After the date of transition, measurement of items of property, plant and equipment and investment property were made in accordance with IAS 16 “Property, Plant and Equipment” and IAS 40, respectively. To such effect, the Bank has chosen the cost model provided for under such standards.

•	Accumulated translation differences:

We decided to consider as zero accumulated currency translation differences as of January 1, 2017 (date of transition), for the foreign subsidiary Macro Bank Limited.

Fair value measurement of financial assets at initial recognition:

For the presentation of the carrying amounts at the date of transition, related to the acquisition of loan portfolio, we decided to go for the exemption contemplated in paragraph D of IFRS 1 and recognized prospectively the cost of transactions related to such acquisitions.

•	Allowances:

We applied the short them exception E2 of IFRS 1, and measured the allowances of financial instruments as of December 31, 2017 and January 1, 2017 in accordance with BCRA rules.

We have not used other optional exemptions available under IFRS 1.

Obligatory exceptions

•	Estimates

The significant accounting judgments, estimates and assumptions made by the our management to determine the amounts according to the IFRS as of January 1, 2017 (date of transition), and as of December 31, 2017, were consistent with those made as of the same dates according to the previous BCRA standards and reflect the current conditions as of the respective dates.

•	Non-controlling interests

The total comprehensive income of subsidiaries was attributed to the owners of the parent company and to the non-controlling interests, from January 1, 2017 (date of transition).

Income tax

In estimating accrued taxes, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position.

On December 29, 2017, the Federal Executive signed Tax Reform Law No. 24,430. Significant matters related to the tax reform are discuss in Note 3.13) to our audited consolidated financial statements.

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

There were no unrecognized tax benefits as of December 31, 2018 and 2017.

Contingent liabilities

In the normal course of business, we are a party to lawsuits of various types. We disclose contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals are based on the most recent developments, our evaluation of the merit of each claim, our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters. Thus, these determinations are based on certain assumptions from our management. Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period. Our audited consolidated financial statements provides information about the contingent liabilities.

Fair Value of financial instruments

As described in Note 3 section “Statement of financial position disclosures” to our audited consolidated Financial Statements, a portion of our financial assets and liabilities are measured at fair value.

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs

To measure fair value, IFRS has established a three-level hierarchy to prioritize the valuation input among (1) quoted prices (unadjusted) for identical assets or liabilities in an active market that we have the ability to access, (2) other than quoted prices that are observable for the asset or liability, either directly or indirectly and (3) prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When observable quoted prices are not available, fair value is based upon internally developed valuation techniques that use quoted prices for similar assets or liabilities in active markets. For instruments classified in Levels 1 and 2, where inputs are principally based on observable market data, there is less judgment applied in arriving at the fair value measurement.

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

Our management believes its valuation approach and techniques are appropriate and consistent with other market participants, however, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate or fair value at different reporting dates. For further details, see also Note 9 to our audited consolidated Financial Statements.

Impairment of financial assets

Expected credit loss (Policy applicable from January 1, 2018)

The adoption of IFRS 9, as from January 2018, has changed our accounting for loan loss impairments by replacing the incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires us to record an allowance for ECLs for all loans and other debt financial assets not held at Fair Value through Profit or Loss (FVPL), together with loan commitments and financial guarantee contracts. Inherent in any expected credit loss model is the estimate of the probability that a loan will default (probability of default, or PD), the estimate of the loss the bank expects to experience upon a default, expressed as a percentage of loan amount (loss given default, or LGD) and the drawn exposure at the time of default (EAD). The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.

Considering that the measurement of ECL is based not only on relevant information about past events, including historical experience, and current conditions, but also on reasonable and supportable forecasts that affect the collectability of the reported amount, our management developed assumptions and estimations for its calculation. For further detail regarding our impairment method and its quantitative impact, see also Note 3.2.4. and Note 50.1 to our audited consolidated Financial Statements.

Allowance for loan losses (Policy applicable before January 1, 2018)

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

Determining the credit loss reserve requires significant management judgments and estimates. According to Central Bank Rules, for consumer portfolio, management must classify each customer based primarily on delinquency aging with us and the financial system.

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

Inflation adjustment

As described in detail in Note 3 section “Measuring unit” to our audited consolidated Financial Statements, Argentina is considered a hyper-inflationary economy under the terms of IAS 29 since the triennial cumulative inflation for 2018 exceeded 100%.

IAS 29 requires that the financial statements should be restated with the aim of considering changes in the general purchasing power of the currency, so that they are expressed in the measuring unit current at the end of the reporting period. Those requirements also include the comparative information of our audited consolidated Financial Statements. Therefore, the restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power.

The restatement mechanism establishes that monetary assets and liabilities will not be restated since they are already expressed in the measuring unit current at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The gain or loss from the net monetary position is included in the profit of the reporting period, revealing this information in a separate line item.

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

For 2019 we expect the economic growth to continue to slow down, showing some decline in real terms, inflation to be below last year’s level but still high and therefore, maintaining interest rates at nominally high levels. In addition, we forecast deposits and loans to grow similar to inflation levels while margins will remain wide. Moreover, efficiency measured as expenses over net financial and fee income is expected to be stable.

The increase in credit in Argentina offers strong prospects for the future due to the low penetration in the current market. Penetration is low both in respect of consumer loans and commercial loans, with loans comprising 16% of GDP, a percentage less than various other countries in the region (regional average 35%). Argentina has the second highest GDP in the region, and the informal sector is less significant than in other countries, which suggests that the conditions exists for further growth in the banking sector when adequate policies are implemented, and levels of inflation and rates are normalized.

The uncertainty resulting from the 2019 presidential election in October is likely to result in overly-cautious economic decision making within the current Argentine government. For further information, please see “Risk Factors—Risk relating to Argentina—The result of the elections upcoming in Argentina is uncertain, which creates uncertainty in the Argentine economy and consequently in our business and the results of our operations.”

The Argentine Financial System

The Argentine financial system has maintained a consistent positive trend in the last years with our performance improving accordingly, as evidenced by the following indicators:

	As of December 31,
	2017	2018
	(In millions of Pesos)
Financial System (Central Bank Rules) (1)
Total loans	1,737,093	2,365,472
Total deposits	2,445,998	4,084,868
Banco Macro (Central Bank Rules) (1)
Total loans	131,709	178,875
Total deposits	144,129	237,954
Banco Macro (IFRS)
Total loans	198,382	182,113
Total deposits	212,800	237,954

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

(1)	Figures detailed in the table above have not been adjusted for inflation.

Total loans in the financial system increased 36% in 2018, and amounted to Ps.2,365.5 billion as of December 31, 2018, driven by private sector loans. Our portfolio shows the same trend in nominal value that the financial system as a whole shows.

Total deposits in the financial system increased by 67% in 2018, driven by private sector deposits. Private sector deposits increased by 61% in 2018, amounting to Ps.3,161.1 billion as of December 31, 2018. Public sector deposits increased by 88% in 2018, amounting to Ps.857.4 billion. Our portfolio shows the same trend in nominal value that the financial system as a whole shows.

The level of deposits from the private sector of the financial system, decreased 4.8% inter-annual and the credit exposure of the financial system, decreased during 2018 in real terms.

The evolution of our portfolio in real values, shows a 12% increase in the deposits portfolio but the loans portfolio decreased 8% in real terms.

Private sector lending

In 2018, loans to the private sector grew 36% in nominal values for the financial system as a whole. This trend was also reflected in the evolution of our portfolio. Our private sector loan portfolio increased also 35% in nominal value compared to the balance as of December 31, 2017, as shown in the following table:

	As of December 31,
	2017	2018
	(In millions of Pesos)
Financial System (Central Bank Rules) (1)
Private sector loans	1,655,049	2,254,468
Banco Macro (Central Bank Rules) (1)
Private sector loans	125,930	170,807
Banco Macro (IFRS)
Private sector loans	190,900	174,805

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

(1)	Figures detailed in the table above have not been adjusted for inflation.

In real terms, there was an 18% decrease in the financial system private sector loans denominated in pesos, while loans in foreign currency showed a slight increase above 1.8%, compared to 2017. We observe this same behavior on our portfolio with a decrease in the balance of loans to the private sector in real terms, which is evidenced in the balances according to IFRS.

Asset Quality

As of December 31, 2018, the non-performing credit portfolio level reached 3.0% of the total credit portfolio, whereas the coverage ratio level reached 120% across the financial system as a whole, based on Central Bank Rules. Although the non-performance ratio of the portfolio has increased in comparison with the previous year, it remains low both in historical terms and with respect to the values observed in other economies of the region and emerging economies. Regarding the coverage ratio, the provisioning levels of the financial system continue to be high.

Our figures evidence a tendency which is in line with the trend shown by the financial system, the ratio of non-performing portfolio reached a level of 1.9% while the coverage ratio amounted to 118%, as of December 31, 2018, based on Central Bank Rules.

The table below reflects our asset quality and that of the financial system as of December 31, 2017 and 2018:

	As of December 31
	2017	2018
Financial System (Central Bank Rules)
Allowances/lending (1)	2.3%	3.6%
Non-performing lending ratio (2)	1.7%	3.0%
Coverage ratio (3)	151%	120%
Banco Macro (Central Bank Rules)
Allowances/lending (1)	2.0%	2.3%
Non-performing lending ratio (2)	1.1%	1.9%
Coverage ratio (3)	182%	118%
Banco Macro (IFRS)
Allowances/lending (4)		2.1%
Non-performing lending ratio (5)		1.9%
Coverage ratio (6)		112%

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

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

(3)	Allowances for un-collectability risk as a percentage of non-performing credit portfolio.
(4)	Allowances for ECL/impairment losses as a percentage of total credit portfolio.
(5)	Non performing lending includes lending in stage 3 based on the internal rating grade.
(6)	Allowances for ECL/impairment losses as a percentage of total non-performing credit portfolio based on internal rating grade (stage 3).

Profitability

In 2018 the profitability of the financial system increased by 121%, achieving a total of Ps.172,106 million as of December 31, 2018, representing a 3.9% return on assets and 34.4% on equity.

The table below reflects our profitability and that of the financial system as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
Financial System (Central Bank Rules) (1)
Total comprehensive income (in millions of Pesos)	77,709	184,719
Return on average equity	23.4%	36.8%
Return on average assets	2.7%	4.1%
Banco Macro (Central Bank Rules) (1)
Total comprehensive income (in millions of Pesos)	10,290	16,115
Return on average equity	31.4%	31.3%
Return on average assets	5.7%	6.0%
Banco Macro (IFRS)
Total comprehensive income (in millions of Pesos)	5,939	(805)
Return on average equity	9.2%	(1.2)%
Return on average assets	1.8%	(0.2)%

Source: Central Bank for Financial System. See “Market and Central Bank Data”.

(1)	Figures detailed in the table above have not been adjusted for inflation.

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

Our practice of maintaining high liquidity levels throughout the business cycles has allowed us to withstand the economic crisis by serving two key purposes. First, we have funds available in the face of adverse systemic events. Second, we give our depositors confidence that they would be able to have access to their deposits at any time, even during the depth of a crisis. We also minimize excess cash deposited in the Central Bank, without harming our overall liquidity position. In this way, we maximize the return on our liquidity stock by keeping funds in more profitable assets, such as instruments issued by the Central Bank.

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

For additional information of financial instruments with off-balance sheet risk see note 47 “Off balance sheet transactions” to our audited consolidated financial statements as of and for the three years ended December 31, 2018.

F. Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2018:

	Maturing
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
		(in thousands of Pesos)
Contractual Obligations
Financing received from the Central Bank of Argentina and other financial entities	2,998,010	2,827,666	131,773	38,571	—
Issued Corporate Bonds	6,377,311	305,759	2,690,500	3,381,052	—
Subordinated Corporate Bonds	15,288,390	165,070	—	—	15,123,320
Other Financial Liabilities	15,318,513	15,172,438	139,287	6,788	—
Operating Leases	627,078	277,460	275,310	47,258	27,050

Total contractual obligations	40,609,302	18,748,393	3,236,870	3,473,669	15,150,370
Commercial commitments
Lines of credit	634,288	634,288	—	—	—
Guarantees	940,990	808,264	128,872	3,854	—
Standby letters of credit	256,788	256,788	—	—	—

Total commercial commitments	1,832,066	1,699,340	128,872	3,854	—

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by our Board of Directors, which as of the date of this annual report is comprised of 13 members and 3 alternate members. On April 16, 2012, our shareholders approved a proposal of the Board of Directors and amended our bylaws increasing the maximum size of our Board from 12 to 13 members. Currently, the shareholders may present at any annual ordinary meeting that may determine the size of the Board of Directors, provided that there shall be no less than three and no more than thirteen members of the Board of Directors. Any director so appointed will serve for three fiscal years. If the shareholders elect more than nine board members, each director will be reelected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason whatsoever, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

DUTIES AND LIABILITIES OF DIRECTORS

Under Argentine Corporate Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to a corporation, the shareholders and third parties for the improper performance of their duties, for violating the law, the bylaws and/or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. The following are considered integral to a director’s duty of loyalty: (i) the prohibition on using corporate assets and confidential information for private purposes; (ii) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the Bank; (iii) the obligation to exercise board powers only for the purposes for which the law, the corporation’s bylaws or the shareholders’ or the Board of Directors’ resolutions have intended; and (iv) the obligation to take strict care so that acts of the board do not go, directly or indirectly, against the Bank’s interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

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

BOARD OF DIRECTORS

The following table sets forth certain relevant information of the members of the date of this annual report:

Name	Position	Age	Year First Appointed as Director	Year of Expiration of Term
Delfín Jorge Ezequiel Carballo	Chairman	66	2002	2020
Jorge Pablo Brito	Vice Chairman	39	2002	2021
Marcos Brito	Director	36	2007	2019
Carlos Alberto Giovanelli	Director	62	2016	2021
Nelson Damián Pozzoli	Director	52	2016	2021
Fabián Alejandro de Paul (1)	Director	62	2016	2021
Martín Estanislao Gorosito (1)(2)	Director	35	2016	2021
Constanza Brito	Director	37	2007	2020
Mario Luis Vicens (1)	Director	67	2016	2020
Juan Martín Monge Varela (1)(2)	Director	43	2017	2020
Guillermo Eduardo Stanley	Director	71	2018	2020
Delfín Federico Ezequiel Carballo	Director	34	2015	2019
Alejandro Eduardo Fargosi (1)(2)	Director	64	2016	2019
Santiago Horacio Seeber	Alternate Director	42	2018	2021
Alejandro Guillermo Chiti (1)(2)	Alternate Director	40	2018	2021
Alan Whamond (1)	Alternate director	57	2019	2021

(1)	Independent Director under CNV Rules
(2)	Proposed by ANSES-FGS.

The following family relationships existed during 2018 or currently exist within our Board of Directors:

(i)	Jorge Pablo Brito and Marcos Brito are the nephews of Delfín Jorge Ezequiel Carballo;

(iii)	Constanza Brito is the niece of Delfín Jorge Ezequiel Carballo;

(iv)	Jorge Pablo Brito, Marcos Brito and Constanza Brito are siblings;

(v)	Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo;

(vi)	Delfín Federico Ezequiel Carballo and Jorge Pablo Brito, Marcos Brito and Constanza Brito are cousins.

SENIOR MANAGEMENT

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are being implemented. The actual composition is a deputy general manager that reports to the Board of Directors and Senior managers that report to the general manager. In addition, we have, among others the following committees comprised of different directors and senior management:

•	internal audit committee,

•	systems committee,

•	senior credit committee,

•	assets and liabilities committee,

•	anti-money laundering committee,

•	senior recovery committee,

•	risk management committee,

•	ethics and compliance committee,

•	corporate governance and appointments committee,

•	personnel incentives committee,

•	crisis committee, and

•	financial services users protection committee

The following table sets forth certain relevant information on our executive officers and our senior management, of the date of this annual report:

Name	Position	Age
Gustavo Alejandro Manriquez	Chief Executive Officer and General manager	49
Jorge Francisco Scarinci	Chief Financial Officer and Finance manager	49
Gerardo Adrián Álvarez	Administration Manager	48
Brian Anthony	Management control and strategic planning manager	46
Agustín Devoto	Investment Banking Manager	43
Alberto Figueroa	Comprehensive risk management manager	58
Martín Kaplan	Commercial Banking Manager	50
Ana María Magdalena Marcet	Credit risk manager	58
Juan Domingo Mazzon	Government Banking Manager	45
Ernesto Eduardo Medina	Human resources manager	52
María Milagro Medrano	Institutional relations and customer services manager	42
Ricardo Mendoza Albán	Operations and System Manager	50
Francisco Muro	Distribution and sales manager	46
Adrián Mariano Scosceria	Corporate Banking Manager	53
María José Van Morlegan	Legal manager	44

Set forth below are brief biographical descriptions of members of our directors and our senior management:

Delfín Jorge Ezequiel Carballo was born on November 21, 1952. Mr. Carballo is the chairman of the Board of Directors since April 27, 2018. He was the vice chairman of our Board of Directors until April 23, 2015 and was reappointed vice chairman on April 26, 2016. He holds a law degree from the Law School of Universidad Católica Argentina. He joined our board in June 1988. Mr. Carballo also serves as chairman of the Board of Directors of Santa Genoveva S.A., as vice chairman of Banco del Tucumán and as alternate director of BYMA S.A.

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the vice chairman of our Board of Directors since April 27, 2018. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. He also serves as chairman of the Board of Directors of Macro Securities S.A. and Genneia S.A., as vice chairman of the Board of Directors of Inversora Juramento S.A. and as incumbent director of Banco del Tucumán and Macro Bank Limited.

Marcos Brito was born on October 5, 1982. He has been a member of our Board of Directors since 2007. He holds a degree in business economics from Universidad Torcuato Di Tella. He also serves as chairman of Comercio Interior S.A., Macro Warrants S.A. and Macro Fiducia S.A. He also serves as incumbent director of Inversora Juramento S.A. and Banco del Tucumán and as alternate director of Genneia S.A. He joined us in October 2005.

Carlos Alberto Giovanelli was born on April 6, 1957. He has been a member of our Board of Directors since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., establecida en la República Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., establecida en la República Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havana S.A, Desarrollo PI S.A., and Inverlat Investments S.A. He is also vice chairman of Impresora Contable S.A, Havana Holding S.A. and QSR S.A. and as incumbent director of New Arrecife S.A., Aspro Servicios Petroleros S.A. and Desarrollo Epsilon S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., establecida en la República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996).

He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Caverley, Tusdar and Aspro Servicios Petroleros S.A. He is also vice chairman of New Arrecife S.A, Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is incumbent director of Banco del Tucumán, Impresora Contable S.A., QSR and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havana S.A. and Havana Holding S.A.

Fabián Alejandro de Paul was born on September 6, 1963. He was appointed as director on April 30, 2019. He has been an alternate member of our Board of Directors since April 28, 2017. Mr. de Paul holds a degree in accounting from Universidad de Buenos Aires. Mr. de Paul worked in the Corporate Finance area of Citibank, N.A. (1989-1994), was Director of Investment Banking at Merrill Lynch & Co. (1994-1997), was Manager of CEI Citicorp Holdings S.A. (1997-2000), he served as Regional Financial Director of Louis Dreyfus Commodities (2001-2009) and served as Regional Executive Director of Louis Dreyfus Commodities (2007-2009). He also serves as director of Argencontrol S.A., Mercado Abierto Electrónico S.A. and as member of the Board of Management of Agrovía S.A.

Martin Estanislao Gorosito was born on March 11, 1984. He has been a member of our Board of Directors since April 26, 2016, appointed as representative of ANSES-FGS. Mr. Gorosito holds a degree in Political Sciences from Universidad Católica Argentina. In the financial industry, he served as Adviser to the Board of Directors of Banco de la Provincia de Buenos Aires (2009-2011).

Constanza Brito was born on October 2, 1981. Ms. Brito has been a member of our Board of Directors since April 27, 2018. Previously, she served as Director from 2007 through 2015 and as alternate director since April 2016. She joined us in May 2005. Ms. Brito holds a degree in Human Resources Administration from Universidad del Salvador. Ms. Brito also serves as vice chairman of Mediainvest S.A. and as alternate director of Banco del Tucumán.

Mario Luis Vicens was born on July 14, 1951. He has been a member of our Board of Directors since April 26, 2016. Mr. Vicens holds a degree in economics degree from Universidad Católica Argentina and a superior course degree in monetary and banking finance of Universidad Católica Argentina. In the financial industry, he worked assessing investment projects for Caja Nacional de Ahorro y Seguro/Consejo Federal de Inversiones (1975-1978). In the Public Sector, he served as economist at the Central Bank (1980-1981) and incumbent director (1986-1988) and as Treasury Secretary of the Ministry of Economy (1999-2001). In the banking sector, he served as Planning Manager of Banco de Crédito Argentino (1981-1986), incumbent director of Banco Sudameris (2001-2002), chief executive officer of Asociación de Bancos de la Argentina (2002-2011), incumbent director of Federación Latinoamericana de Bancos (2002-2004/2008-2010), incumbent director of Seguro de Depósitos S.A. (2008-2011), incumbent director of BBVA Consolidar Seguros S.A. (2012-2016), incumbent director of Generali Arg. Cia. de Seguros (2014-2015), incumbent director of PSA Finance Arg. Cia. Financiera S.A. (2012), incumbent director of Rombo Cía. Financiera S.A. (2012-2016) and incumbent director of BBVA Francés S.A. (2012-2016). He also acted as advisor on economic and financial matters for companies and banks (1989-1999).

Juan Martín Monge Varela was born on August 5, 1975. He has been a member of our Board of Directors since April 28, 2017 and was appointed as representative of the ANSES-FGS. Mr. Monge Varela has a degree in Economics from Universidad de San Andrés. He was associate Director of MetLife – Chile (2000-2003), he also acted as Chief Investment Officer of MetLife – Chile (2005-2012) as Managing Director Argentina/Regional of MetLife (2012-2016) and as Operation Executive Sub Director of the FGS and he was alternate director of EDENOR S.A.

Guillermo Eduardo Stanley was born on April 27, 1948. He has been a member of our Board of Directors since April 27, 2018. Previously, he served as director since May 2006 and as vice chairman of the Board during 2015-2016. Mr. Stanley holds a degree in finances from the Universidad Argentina de la Empresa (UADE).

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

Delfín Federico Ezequiel Carballo was born on July 4, 1984. He has been a member of our Board of Directors since April 26, 2016, and previously served on our Board from 2009 through 2011. He holds a degree in business economics from Universidad Torcuato Di Tella. Mr. Carballo also serves as incumbent director of Colbrey S.A., Milsbor Corporation, Havana S.A. and Havana Holding S.A. and as alternate director of Genneia S.A. He is vice chairman of Santa Genoveva S.A.

Santiago Horacio Seeber was born on March 27, 1977. He has been an alternate member of our Board of Directors since April 27, 2018. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as vice-chairman of the Board of Directors of Comercio Interior S.A. and as director of Inversora Juramento S.A., LAB Real Estate S.A., MediaInvest S.A., New Lines S.A. and Macro Warrants S.A.

Alejandro Guillermo Chiti was born on July 22, 1978. He was appointed alternate director on April 27, 2018. Mr. Chiti is a lawyer graduated from the University of Buenos Aires, and has specializations in Banking Law from the Universidad de Buenos Aires and the Universidad Católica Argentina, as well has a master’s degree in Business Law of the Universidad Austral. Mr. Chiti serves as General Director of Analysis and Settlement of Judicial Systems of the National Social Security Administration, and has background in the private sector, exercising his profession. He also serves as alternate director of EDENOR S.A.

Alan Whamond was born on May 13, 1961. He was appointed alternate director on April 30, 2019. Mr. Whamond holds a degree in industrial engineer from Instituto Tecnológico de Buenos and a master´s degree in Finance from the Standford University. In the financial industry, he worked as vice-president of Credit Suisse First Boston Corp. and as managing director of Pampa Management S.A. He also serves as director of the board of Directors of Cablevisión Holding S.A., Delmar Asesores S.A.and Naturgy Ban S.A and as administrator of Consultora Tecnopolítica SAS.

Gustavo Alejandro Manriquez was born on August 23, 1969. He has been our General Manager since May 2016 and our Chief Executive Officer since November, 2017. He is a member of the Assets and Liabilities Committee, the Senior Credit Committee, the Systems Committee, the Risk Management Committee and the Crisis Committee. Mr. Manriquez holds a degree in Business Management from Universidad de Belgrano and a post-graduate degree in Finance from Universidad del CEMA, as well as a Management degree and a Directive Development degree from IAE. Mr. Manriquez joined us in February 2015.

Jorge Francisco Scarinci was born on May 19, 1970. He is our Finance Manager since October 2006 and our Chief Financial Officer since November 2017. He is a member of the Assets and Liabilities Committee and the Risk Management Committee. Mr. Scarinci holds a BA in Economics from Universidad de Belgrano and a Master’s degree in Finance from Universidad del CEMA and a CFA degree from Association for Investment Management and Research (AIMR). Mr. Scarinci joined us in May 2006.

Gerardo Adrián Alvarez was born on December 13, 1969. He is our Administration Manager. Mr. Alvarez holds a law degree from the University of Argentine Federal Police and a post-graduate degree in Money Laundering from University Torcuato Di Tella. He has been with us since January 2006.

Brian Anthony was born on April 17, 1973. He is our Management Control and Strategic Planning Manager since May 2016 and a member of the Assets and Liabilities Committee and the Systems Committee. Mr. Anthony holds a degree in Business Management from Universidad CAECE. Mr. Anthony joined us in September 2005.

Agustín Devoto was born on April 11, 1976. He is our Investment Banking Manager since May 2015. Mr. Devoto holds a degree in Business Management from Universidad Católica Argentina and a Master’s degree in Finance from Universidad Torcuato Di Tella. He joined us in December 2000. He also serves as president of Macro Bank Limited and Macro Fondos SGFI. He also served as vice president of Macro Securities S.A.

Alberto Figueroa was born on September 1, 1960. He is our Manager of Comprehensive Risk Management since March 2009 and a member of the Systems Committee, the Anti-Money Laundering Committee, the Risk Management Committee, the Ethics and Compliance Committee, the Nominating and Corporate Governance Committee and the Personnel Incentives Committee. Mr. Figueroa holds a degree in Accounting from Universidad de Buenos Aires. Mr. Figueroa joined us in March 2007.

Martín Kaplan was born on February 21, 1969. He is our Commercial Banking Manager since December 2016 and member of the Asset and Liability Committee and the Senior Credit Committee. Mr. Kaplan holds a degree in Communication from Universidad de Buenos Aires and a Master’s degree in Management from IAE. Mr. Kaplan joined us in December 2016.

Ana María Magdalena Marcet was born on February 24, 1961. She is our Credit Risk Manager since January 2002 and a member of the Senior Credit Committee, the Risk Management Committee and the Senior Recovery Committee. Mrs. Marcet holds a degree in Public Accounting, Economics and Business Management from the School of Economic Sciences of Universidad de Buenos Aires and a Master’s degree in Bank Management from Universidad del CEMA. Mrs. Marcet joined us in December 1996.

Juan Domingo Mazzon was born on April 14, 1974. He is our Manager of Government Banking since October 2017. Mr. Juan Mazzon is a Certified Public Accountant graduated from Universidad Argentina de la Empresa (UADE) and holds an MBA from Vanderbilt University (USA).

Ernesto Eduardo Medina was born on January 9, 1967. He is our Human Resources Manager since October 2016 and a member of the Risk Management Committee, the Ethics and Compliance Committee, the Nominating and Corporate Governance Committee and the Personnel Incentives Committee. Mr. Medina holds degrees in Public Accounting and Business Management from the School of

Economic Sciences of Universidad de Buenos Aires. He also has a degree in computer science from Universidad de Buenos Aires and a Psychology degree from Universidad de Ciencias Empresariales y Sociales. He holds two Master’s degree in Renewable Energies and Environment Management, both from Universidad de Cádiz and a Master’s degree in Clinical Neuropsychology from Universidad Europea Miguel Cervantes. Mr. Medina joined us in February 1989. He is also Alternate Director of Banco del Tucumán and Director of Provincanje S.A.

María Milagro Medrano was born on October 27, 1976. She is our Institutional Relations and Customer Services Manager since January 2002 and a member of the Financial Services Users Protection Committee. Mrs. Medrano holds a degree in Business Management from Universidad Católica de Salta. She joined us in April 1997. Mrs. Medrano is also Alternate Director of Banco del Tucumán.

Ricardo Mendoza Alban was born on October 12, 1968. He is our Operations and Technology Manager since June 2017 and a member of the Systems Committee and the Risk Management Committee. Mr. Mendoza Alban holds a law degree from the Santa María University (Venezuela) and has a specialization in Financial Institutions obtained at Andrés Bello Catholic University (Venezuela).

Francisco Muro was born on March 2, 1973. He is our Distribution and Sales Manager since October 2014. Mr. Muro holds a degree in Accounting from the School of Economic Sciences of Universidad de Buenos Aires and a Master’s degree from IAE (Universidad Austral). Mr. Muro joined us in August 2004.

Adrian Mariano Scosceria was born on January 22, 1966. He is our Corporate Banking Manager since May 2017 and a member of the Senior Credit committee. Mr. Scosceria holds a degree in Business Administration from Universidad Católica Argentina and a specialization in Administration and Management from Harvard University.

María José Van Morlegan was born on August 31, 1974. She is our Legal Manager since January 2016 and a member of the Senior Credit Committee, the Anti-Money Laundering Committee, the Senior Recovery Committee, the Ethics and Compliance Committee, the Nominating and Corporate Governance Committee and the Financial Services Users Protection Committee. Mrs. Van Morlegan holds a Law degree from Universidad Católica Argentina and is an MBA candidate 2019 IAE. Mrs. is also a Direcrtor of Macro Fudicia S.A., member of the Supervisory Committee of Caja de Valores S.A. and of Prisma Medios de Pago S.A. Van Morlegan joined us in July 2012.

B. Compensation

General Corporation Law provides that the compensation paid to all directors and syndics in a financial year may not exceed 5.0% of the company earnings if we are not paying dividends in respect of such net income. General Corporation Law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of such dividends, if any are paid. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and such issue is included in the agenda and is in accordance with the CNV Rules. In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary meeting.

The aggregate nominal amount of compensation paid by Banco Macro and its subsidiaries to all of their directors, alternate directors and members of supervisory committee for fiscal year 2018 was Ps.717.1 million. The aggregate nominal amount of compensation paid by Banco Macro to its senior management during 2018 was Ps.125.9 million, including salaries and bonuses. Neither we nor any of our subsidiaries have entered into any agreement that provides for any benefit or compensation to any director after the expiration of his term or upon his retirement.

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

Independence of the Members of the Board of Directors and the Supervisory Committee

Within ten (10) business days from the date of the appointment of members of the Board of Directors and supervisory committee such members of the Board of Directors and/or the supervisory committee shall inform the CNV whether they are “independent” pursuant to CNV Rules.

Pursuant to CNV Rules, a director is not considered independent in certain situations, including where a director:

(a) is a member of the board of directors the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during immediately the previous three years;

(b) is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years;

(c) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the issuer or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director;

(d) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in it;

(e) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation”, for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

(f) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the issuer, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them;

(g) receives any payment, including the participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section d) and the corresponding to the consideration set forth in section e);

(h) has served as member of the board of director of the issuer, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(i) is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria;

Pursuant to the CNV Rules, a director who, after his or her appointment, falls into any of the circumstances indicted above, must immediately report to the issuer, which must inform the CNV and the authorized markets where it lists its negotiable securities immediately upon the occurrence of the event or upon the instance becoming known.

In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company.

The Argentine independence standards under the CNV Rules differ in many ways from U.S. federal securities law standards.

The structure of the Board of Directors must be in conformity with the foregoing by the first shareholders’ meeting held after December 31, 2018. As of the date of this annual report, Mario Luis Vicens, Fabián Alejandro de Paul, Martín Estanislao Gorosito, Juan Martín Monge Varela and Alejandro Eduardo Fargosi and the alternate directors Alejandro Guillermo Chiti and Alan Whamond qualified as independent members of our Board of Directors under these criteria specified by the CNV.

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

As of the date of this annual report, Alejandro Almarza, Carlos Javier Piazza, Viviana Haydee Stehghele, Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Enrique Alfredo Fila are qualified as independent members of our supervisory committee under these criteria.

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

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the Argentine Corporate Law, the bylaws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including:

(i)	attending meetings of the Board of Directors, and shareholders meetings,

(ii)	calling special shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board of Directors and

(iii)

investigating written complaints of shareholders. In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the Board of Directors.

The supervisory committee has unlimited access to our books and registers and a right to request as much information as necessary for the performance of its duties.

The following table sets forth certain relevant information of the members of our supervisory committee as of the date of this annual report:

Name	Position	Age	Year of Appointment	Current Term Ends
Alejandro Almarza	Syndic	61	2019	April 2020
Carlos Javier Piazza	Syndic	60	2019	April 2020
Viviana Haydee Stenghele (1)	Syndic	49	2019	April 2020
Alejandro Carlos Piazza	Alternate syndic	64	2019	April 2020
Leonardo Pablo Cortigiani	Alternate syndic	50	2019	April 2020
Enrique Alfredo Fila (1)	Alternate Syndic	60	2019	April 2020

(1)	Appointed by ANSES—FGS, as instructed by the Sindicatura General de la Nación.

The business address of the members of the Supervisory Committee is Eduardo Madero 1172, City of Buenos Aires, Argentina. Set forth below are brief biographical descriptions of the members of our supervisory committee:

Alejandro Almarza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Almarza also serves as a member of the supervisory committee of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán, and Seguro de Depósitos S.A. Mr. Almarza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Carlos Javier Piazza holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Piazza serves as a member of the supervisory committee of Central Tucumano S.A, Macro Warrants S.A. and Banco de Valores S.A. Mr. Piazza also served as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán and Opción Seguros S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1983.

Viviana Haydee Stenghele is a syndic on our supervisory committee. Ms. Stenghele holds an accounting degree from the University of Buenos Aires in Argentina.

Alejandro Carlos Piazza holds accounting degree and business administration degree from the School of Economics of the University of Buenos Aires in Argentina. Mr. Piazza also serves as a member of the supervisory committee of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Servente y Cía, CRIBA S.A. and Ingemática S.A. and as alternate syndic of Macro Securities S.A., Macro Fiducia S.A., Santa Olimpia S.A., Tikalar S.A., BKAR S.A. and Guadimar S.A. Mr. Piazza was admitted to the Accountants Professional Association of the City of Buenos Aires in 1978.

Leonardo Pablo Cortigiani holds an accounting degree from the University of Buenos Aires in Argentina. Mr. Cortigiani also serves as a member of the supervisory committee of Macro Fiducia S.A., Macro Fondos Sociedad Gerente de Fondos Comunes de Inversion S.A., Macro Securities S.A. He also serves as alternate syndic of Havanna S.A. Mr. Cortigiani was admitted to the Accountants Professional Association of the City of Buenos Aires in 1995.

Enrique Alfredo Fila is an alternate syndic of the supervisory committee. Mr. Fila holds an accounting degree from Universidad Nacional de la Plata.

Audit Committee

As of the date of this annual report, our audit committee is comprised of three directors, Guillermo Eduardo Stanley, Fabián Alejandro de Paul and Mario Luis Vicens, all of which satisfy the independence requirements of Rule 10A-3. The Argentine independence standards under the CNV Rules differ in many ways from the NYSE and U.S. federal securities law standards. See item 16.G “Corporate Governance.”

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

Committees Reporting to the Board of Directors and to the CEO and the CFO

The following committees are under the supervision of our Board of Directors:

Internal Audit Committee. The internal audit committee is comprised of at least two directors, and the Internal Audit Manager of the Bank. The term of each member is for a minimum period of two years (provided their directorship does not expire beforehand) and a maximum of three years. The internal audit committee is responsible for supervising the correct functioning of our internal control systems and procedures. Furthermore, this committee takes notice of our annual and quarterly financial statements, the external auditor’s reports, the syndic’s reports, the relevant financial information and the audit committee’s reports.

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

The main functions of the systems committee are to:

(i)	oversee the proper functioning of Information Technology and Systems,

(ii)	contribute to the improvement of the information technology and systems environment effectiveness;

(iii)	take notice of the Information Technology and Systems Plan;

(iv)	periodically evaluate the Information Technology and Systems Plan and review its compliance;

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

The senior credit committee is responsible for the issuance of our credit policy and credit analysis guidelines. Furthermore, this committee reviews and approves margins of credit and/or extraordinary operations which exceed Ps.110,000,000 and examines periodic reports related to our loan portfolio.

Assets and Liabilities Committee. The assets and liabilities committee is comprised of three directors, the General Manager, the Commercial Banking Manager, the Management Control and Strategic Planning Manager and the Finance Manager. The committee is responsible for the financial strategy of the Bank. In addition, it carries on deep market analysis and establishes strategic policies related to our liquidity, market, interest rate and currency risks.

Anti-money Laundering Committee. The Committee is made up of four directors, one of whom is a responsible officer designated as Compliance Officer, the Comprehensive Risk Management Manager, the Legal Manager and the senior officer responsible for the anti-laundering unit. The anti-money laundering committee is responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the Board of Directors and its powers include to:

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

Senior Recovery Committee. The senior recovery committee is made up of two directors, the Credit Risk Manager and the Legal Manager. The committee manages outstanding loans on behalf of the Board of Directors, which nevertheless retains its power in that regard. This committee is in charge of the implementation of the predefined policies for the granting of withdrawals and refinancing, to define the payment arrangements that exceed the preferential parameters, as well as the decisions of which portfolios are transferred to judicial management or accounting losses.

Risk Management Committee. The risk management committee is made up of three directors, the General Manager, the Comprehensive Risk Management Manager, the Finance Manager and the Credit Risk Manager, the Operations and System Manager.

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

The committee’s main functions are to control that incentives plans to all personnel, excluding directors, are consistent with our business culture, goals, long term business plan, business strategy, control environment of the Bank.

Crisis Committee. The committee meets upon request and is convened by the General Manager in accordance with the needs that arise from time to time. This committee is composed of directors and senior managers.

Financial Services Users Protection Committee. The Committee is comprised of one director, the Institutional Relations and Customer Services Manager, the Legal Manager, the Compliance Manager and the Operational Risk Management Coordinator. The committee is responsible for complying with the data protection standard of the User of Financial Services and Analysis of Existing Claims.

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

Auditors

Banco Macro’s auditors for the last three fiscal years were:

Financial Statements as of	Auditor	Tax ID	Firm	Address	Enrollment
December 31, 2016	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°196 F°142

December 31, 2017	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°196 F°142

December 31, 2018	Norberto M. Nacuzzi	20-16579856-3	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°196 F°142

Banco Macro’s alternate auditor was:

Auditor	Tax ID	Firm	Address	Enrollment
José G. Riportella	20-16975770-5	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global)	487 25 de Mayo	C.P.C.E.C.A.B.A. T°156 F°2

All the auditing firm’s members are enrolled in the C.P.C.E.C.A.B.A.

D. Employees

As of December 31, 2018, we had 9,028 employees, 39% of whom worked at our headquarters and the remaining 61% at our branches. Our employees are represented by a national bank union, which negotiates a collective bargaining agreement setting minimum wages for all of its members. We maintain good relations with our employees and have never experienced a work stoppage.

	As of December 31,
Employees	2016	2017	2018
Headquarters	3,399	3,518	3,550
Branches	5,218	5,256	5,478
Total (1)	8,617	8,774	9,028

(1)

If workers were performing their duties pursuant to the “Acciones de entrenamiento para el trabajo” program of the Ministry of Labor, Employment and Social Security and other casual workers included in the calculation, the number of our employees would have been, 8,666, 8,826 and 9,113 for 2016, 2017 and 2018, respectively. We do not account for such workers as employees, as we do not remunerate them for their services, which are paid directly by the Argentine province where they work.

E. Share Ownership

As of March 31, 2019, the persons who were members of Banco Macro S.A.’s Board of Directors and supervisory committee held as a group a total of 117,172,828 shares of our capital stock. This represented 17.50% of our outstanding capital stock and 19.14% of the voting rights as of such date. Other than Delfín Jorge E. Carballo, Delfín Federico E. Carballo, Jorge Pablo Brito, Carlos Alberto Giovanelli and Leonardo Pablo Cortigiani, no member of the Board of Directors or the supervisory committee directly or beneficially owned shares of the Bank as of March 31, 2019. In addition, Alberto Figueroa, Ana María Magdalena Marcet, Juan Domingo Mazzon, María José Van Morlegan and Martín Kaplan, members of our senior management, owned less than one percent of Class B shares as of March 31, 2019.

The following table sets forth the beneficial ownership of our shares by the members of Banco Macro S.A.’s Board of Directors and supervisory committee, as of March 31, 2019:

Shareholder Name	Number of Class A shares owned	Number of Class B shares owned	Percentage of Capital stock (%)	Percentage of Voting rights (%)
Delfín Jorge Ezequiel Carballo	4,895,416	106,805,523	16.68%	18.37%
Other members	—	5,471,889	0.82%	0.77%
Total	4,895,416	112,277,412	17.50%	19.14%

Item 7. Significant Shareholders and Related Party Transactions

A. Significant Shareholders

As of December 31, 2018 and March 31, 2019, we had 669,663,021 outstanding shares of common stock, consisting of 11,235,670 Class A shares and 658,427,351 Class B shares. Each share of our common stock represents the same economic interests, except that holders of our Class A shares are entitled to five votes per share and holders of our Class B shares are entitled to one vote per share. Other than noted differences among holders of Class A shares and holders of Class B shares, the holders of these shares listed in the table below do not have different voting rights.

The following table sets forth information regarding the ownership of our Class A and Class B shares as of December 31, 2018 and March 31, 2019:

	Class A	Class B	Total	% of capital	% of votes
ANSES	0	184,120,650	184,120,650	27.49%	25.77%
Jorge Horacio Brito	5,366,621	105,727,603	111,094,224	16.59%	18.55%
Delfín Ezequiel Carballo	4,895,574	106,805,523	111,701,097	16.68%	18.37%
Other (1) (2)	973,475	261,773,575	262,747,050	39.24%	37.31%
Total	11,235,670	658,427,351	669,663,021	100.00%	100.00%

(1)	Includes The Bank of New York Mellon as depositary of our ADSs.
(2)	Includes repurchased shares in an amount of 28,948,410 as of December 31, 2018 and 30,265,275 as of March 31, 2019.

The table below represents the evolution of our capital stock and the material changes in equity participation of the significant shareholders, in both cases, for the three last years:

Date	Capital Stock (Shares)	Event		Significant Shareholders
December 31, 2016	584,563,028			Jorge H. Brito 19.30% Delfín Jorge Ezequiel Carballo 19.11% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 31.50%
December 31, 2017	669,663,021	Increase by 85,099,993	(1)	Jorge H. Brito 16.58% Delfín Jorge Ezequiel Carballo 16.68% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 27.49%
December 31, 2018	669,663,021			Jorge H. Brito 16.59% Delfín Jorge Ezequiel Carballo 16.68% ANSES (as manager of the Fondo de Garantía de Sustentabilidad) 27.49%

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

A related party is a person or entity that is related to us that:

•	has control or joint control of the Bank;

•	has significant influence over the Bank;

•	is a member of the key management personnel of the Bank or of the parent of the Bank;

•	are members of the same group; or

•	in which one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. We consider as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

For the years ended December 31, 2017 and 2018 an aggregate of Ps.609.9 million and Ps.1,249.9 million, respectively, in financial assistance granted by us (including loans, leases and guarantees granted) was outstanding to related parties. All financial assistance to related parties (a) were made in the ordinary course of business; (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Likewise, as of December 31, 2017 and 2018, the total amount of deposits made by related parties to us amounted Ps.4,128.6 million and Ps.7,649.1 million, respectively.

For further information regarding related party transactions see note 19 “Related parties” to our audited consolidated financial statements as of December 31, 2018 and 2017.

C. Interest of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and our audited consolidated financial statements as of December 31, 2018 and 2017 included in this annual report.

Legal Proceedings

We are involved in normal collection proceedings and other legal proceedings in the ordinary course of business. We are not involved in any litigation or other legal proceedings that, if adversely determined, would individually or in the aggregate have a material adverse effect on our operations.

For further information regarding legal proceedings, see note 48 “Tax and other claims” to our audited consolidated financial statements as of December 31, 2018 and 2017. In connection with such claims, our management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

Please note that we have been subject to the imposition of certain sanctions imposed by the Central Bank or the UIF and summaries at CNV or UIF. Nevertheless, these potential penalties would not involve the payment of material amounts. As of the date of this annual report, the total amount of monetary penalties received, pending to be paid for, being appealed, or about to be appealed, amount to Ps.718 thousand, which was registered according to Communication “A” 6726 of the Central Bank, as amended or supplemented from time to time. Our management and our legal advisors believe that no further significant accounting effects could arise from the effect of the mentioned situations.

Dividend Policy

The decision to distribute the dividends also corresponds to the Shareholders’ Meeting, based pursuant to the Central Bank Rules and on the recommendation of the Board of Directors. The Bank is not obliged to distribute profits, being at the exclusive discretion of the Shareholders’ Meeting the determination of the maximum amount, pursuant to the Central Bank Rules and opportunity and the form of payment of the dividends to the network, being able to delegate this power to the Board of Directors. Likewise, the Shareholders’ Meeting may create special reserves for future distributions of dividends, provided that they are reasonable and respond to a prudent administration, which it can disaffect if it consider its distribution pertinent. Article 32 of the Bank’s bylaws establishes the purpose that the Shareholders’ Meeting should give to the net and realized profits, resulting from the financial statements approved by such body.

The Bank’s dividend distribution policy is based on maintaining an adequate balance between the amounts distributed and the investment and expansion policies. It should be noted that this dividend policy may be conditioned in the future by the existence of regulations in the market and/or by the strategic plans that the Bank adopts at any time.

Dividends are distributed under financial results calculated under Central Bank Rules, which may differ in certain significant respects from IFRS.

The following table sets forth the cash dividends paid to our shareholders from 2003 through 2017. All banks were prohibited by the Central Bank from paying dividends in respect of the results of 2001 and 2002.

Based on financial statements for year ended December 31,	Payment Dates	Dividends per Share (in Pesos, not adjusted for inflation)	Aggregate Dividend Payment (in millions of Pesos, not adjusted for inflation)
2003	July 2004	0.10	60.9
2004	April 2005	0.05	30.4
2005	May 2006	0.10	68.4
2006	May 2007	0.15	102.6
2007	May 2008	0.25	171.0
2008	September 2009	0.25	149.9	(1)
2009	June 2010	0.35	208.1
2010	May 2011	0.85	505.3
2011	—	0.00	0.0
2012	—	0.00	0.0
2013	July 2014	1.02	596.3
2014	March 2016	0.39	227.7	(2)
2015	August 2016	1.10	643.0
2016	June 2017	1.20	701.5
2017	May 2018	5.00	3,348.3
2018	May 2019	10.00	6,394.0

(1)	For fiscal year ended December 31, 2008, dividends paid in cash were Ps.148.3 million based on the outstanding number of shares on the payment dates.
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

In accordance with the applicable CNV Rules, cash dividends must be paid to shareholders within thirty (30) days of the shareholders’ meeting approving such dividends. According to the BYMA rules, entities who pay their dividends in cash, must start with the payments within ten (10) days as of the shareholders´ meeting approval. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the CNV authorization for the public offering of the shares arising paid as dividends. We were not able to make payment of dividends within these terms in connection with fiscal years 2003, 2008 and 2009 due to Central Bank’s delay in granting its approval.

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

The amount to be distributed, may be limited to Central Bank Rules, which may differ in certain significant aspects with IFRS and shall not compromise the liquidity and solvency of the entity, pursuant to the aforementioned.

This requirement shall be deemed fulfilled only if there are no defects in the integration of the minimum capital position, both individual and consolidated, for the closing for the corresponding year to the unassigned results considered or in the last closed position verified, both of which present less excess of integration with respect to the requirement. We have obtained authorization from the Central Bank to distribute dividends for fiscal years 2003 through 2010. For fiscal years ended December 31, 2011 and 2012 we were not able to distribute dividends because we did not reach the regulatory threshold for dividend distribution under Central Bank Rules. For fiscal year 2013, we obtained authorization from the Central Bank to distribute dividends, which we paid in July 2014. For fiscal year 2014, 2015 and 2016, we sought authorization from the Central Bank to distribute dividends, which we paid in March 2016, August 2016 and June 2017.

According to the provisions of Communication “6464”, the prior approval of the SEFyC in order to distribute dividends is no longer required. However, the authorization will still be needed for those financial entities that, in order to determine the distributable dividends, have not increased the ranges of COn1 net of deductions (CDCOn1) foreseen in the tables of points 4.2.3. (“integration”) and 4.2.4. (“Limitation on the distribution of results”) of the rules on “Distribution of results” by 1 percentage point.

For more information, see Item 4.B “Argentine Banking Regulation—Liquidity and Solvency Requirements—Requirements Applicable to Dividend Distribution.”

Additional regulatory and contractual restrictions exist which could affect the distribution of earnings and are included in note 49 “Restriction on dividends distribution” of our audited consolidated financial statements as of December 31, 2018 and 2017.

Legal reserve requirement

Pursuant to the Financial Institutions Law, we are required to maintain a legal reserve which must be funded with no more than 20% and no less than 10% of yearly income (which is calculated over the income that arise from the statutory financial statements), in accordance with Central Bank Rules. Pursuant to Central Bank Rules, we maintain a legal reserve which is funded with 20% of our yearly income, which may differ in certain significant aspects with IFRS. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all other reserves. If a financial institution does not comply with the required legal reserve, it is not allowed to pay dividends to its shareholders.

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

(iv)	for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary or special shareholders’ meeting; and

(v)	the remainder of the net income for the year may be distributed as dividends on common stock or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the most recent annual financial statements included herein. For recent information, see “Item 4. Recent Developments.”

Item 9. The Offer and Listing

A. Offer and listing details

Not applicable

B. Plan of Distribution

Not applicable.

C. Markets

Our Class B shares are currently traded on the BYMA (since November 1994) and MAE (since October 2015) under the symbol “‘BMA”’. Additionally, our ADSs have been trading on the NYSE since March 2006 under the symbol “‘BMA”’.

Our notes are currently listed on the BYMA and MAE. Our Series A Subordinated Resettable Notes and our Series B Notes are also currently listed on the Luxembourg Stock Exchange.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

We are a financial institution incorporated under the laws of Argentina on November 21, 1966 as a sociedad anónima, or a stock corporation, for a 99-year period and registered on March 8, 1967 with the Public Registry of Commerce of Bahía Blanca, Province of Buenos Aires, Argentina, under No. 1154 of Book 2, Folio 75 of Estatutos. We subsequently changed our legal address to the City of Buenos Aires and registered it with the IGJ on October 8, 1996 under No. 9777 of Book 119, Volume A of Sociedades Anónimas.

As of December 31, 2018, our capital stock consists of Ps.669,663,021, represented by 11,235,670 common, book-entry Class A shares, with a par value of one Peso each and the right to five votes per share, and 658,427,351 common, book-entry Class B shares, with a par value of one Peso each and the right to one vote per share.

According to our bylaws, we may issue different classes of shares of common stock entitled with one or five votes per share. However, as long as we remain in the public offering regime we cannot issue additional shares of any class of capital stock that could entitle the holder thereof to more than one vote per share. All outstanding shares are fully paid.

Our Class B shares are listed on the BYMA since November 1994 and on the MAE since October 2015. Our ADSs are listed in the NYSE since March, 2006. Holders of Class A shares are permitted to convert their shares into Class B shares on a one-for-one basis.

Corporate Purpose

Our bylaws provide that our corporate purpose is to engage within or outside of Argentina in any banking transaction contemplated and authorized under the Financial Institutions Law and any other laws, rules and regulations governing banking activities in the place of performance, under the guidelines and with prior authorization, if appropriate, of the Central Bank. In addition, we are capable of acting as any category of “agent” under the Capital Markets Law and supplementing regulations, in connection with securities in the transactions contemplated under the legal provisions in effect governing the activity, under the guidelines and with the prior authorization, if appropriate, of the CNV. To that effect, we have full legal capacity to develop rights, incur obligations, and execute any kind of act and transaction related thereto. Furthermore, we are capable of having interests in other domestic or foreign financial institutions and or companies with the prior authorization of the Central Bank and in compliance with the rules of such entity, as applicable.

In respect of the different categories of agents established by the Capital Markets Law, and the CNV Rules, Banco Macro, and certain of their subsidiaries are registered with the CNV in one or more of the following categories: negotiation, clearing and settlement agent (ALyC), custody of collective investment products agent (AC PIC FCI), placement and distribution of mutual funds agent (ACYD FCI), financial trustees agent (FF) and nonfinancial trustees agent (FNOF), as applicable.

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

Redemption and rights of withdrawal

Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at a special shareholders’ meeting. Any shares so redeemed must be cancelled by us. Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs. Appraisal rights must be exercised within the five (5) days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within fifteen (15) days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within seventy-five (75) days of the meeting at which the resolution was adopted.

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

Holders of ADSs may be restricted in their ability to exercise preemptive rights if an annual report under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable during the thirty (30) days following the last publication of notice to the shareholders in the Official Bulletin of the Republic of Argentina, or the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporate Law, in the case of public companies, such thirty (30) days period may be reduced to a minimum of ten (10) days if approved by the company’s shareholders at a special shareholders’ meeting.

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

Under Argentine regulations, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must be registered with the IGJ to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder’s main activity is conducted outside of Argentina.

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

(iv)

the right to disapprove the performance of the members of the Board of Directors (the liability of the company’s directors and managers shall be extinguished if their performance is later approved by the shareholders at a shareholders’ meeting, or if they resign, provided that such liability is not incurred as a consequence of the violation of the applicable laws or the company’s bylaws and if it does not mediate opposition of at least 5% of the capital stock); and

(v)

the right to judicially object those shareholders’ meetings resolutions violating the law or company’s regulations and a right to ask for a judicial or administrative intervention when the administrator or administrators of a company execute acts or neglect acts whose omission places the company in serious danger.

Ordinary and extraordinary meetings

Shareholders’ meetings may be ordinary or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporate Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the supervisory committee and election and remuneration of directors and members of the supervisory committee. In addition, pursuant to the Capital Markets Law, at an ordinary shareholders’ meetings, our shareholders must consider:

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

Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the supervisory committee, capital increases and the issuance of certain corporate bonds. Special shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation of shareholders’ preemptive rights.

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

Quorum and voting requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a second meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for a special shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a second meeting may be held, for which the quorum is 20% of the shares entitled to vote.

Action may be taken at special shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes non-voting preferred shares shall have voting rights), without application of multiple votes, is required at both the first and second meeting for:

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

The Argentine Corporate Law permits companies to establish cumulative voting in order to elect up to one third of the directors and one third of the members of the supervisory committee to fill vacancies of the board of directors and of the supervisory committee, respectively, sharing such part with candidates voted for by means of the plural system. Cumulative voting is a system designed to protect minority interests, as it gives rise to the possibility, but does not ensure, that minority interests will be able to elect some of their candidates. Each shareholder who votes cumulatively shall have a number of votes equal to the result of multiplying his/her own votes by the number of vacancies. On the other hand, shareholders who vote by the ordinary procedure and those who vote by cumulative vote will compete for the election of one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups or shareholders will win positions in the board of directors or the supervisory committee.

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

Election of directors

The shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three (3) and no more than thirteen (13) directors. Any director so appointed will serve for three fiscal years. If the shareholders elect nine or more board members, each director will be re-elected as a staggered board, to be renewed by thirds, provided that in all cases no less than three directors shall be renewed each time. The annual ordinary shareholders’ meeting may also appoint an equal or lesser number of alternate directors, to hold office for the same term than regular directors, to fill any vacancy in the board occurring for any reason, and shall further determine the order of substitution. Alternate directors shall hold office until the regular directors in whose place they have acted as substitutes shall resume office, and in case any such absence is permanent, until the next ordinary meeting of shareholders where at directors shall be appointed. Both regular and alternate directors may be re-elected indefinitely.

Change in capital

Our by-laws do not establish conditions for the changes in our capital more stringent than those conditions imposed by the Argentine Corporate Law. For a description of conditions for the changes in our capital imposed by the Argentine Corporate Law see “—Ordinary and extraordinary meetings.”

Purchases of Equity Securities by the Issuer

According to the Argentine Corporations Law, the Capital Markets Law and the CNV Rules, a stock corporation may acquire the shares it issued, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The above-mentioned conditions are:

(a)	the shares to be acquired shall be subscribed and paid-off;

(b)	there shall be a resolution signed by the board of directors to such effect (duly reported to the supervisory committee and the audit committee);

(c)	the acquisition shall be made using the net profits or free or voluntary reserves; and

(d)

the total amount of shares acquired by the issuer, including previously acquired shares (and are held as treasury stock by the issuer), shall not exceed 10% of the capital stock or such lower percentage determined by the CNV.

The shares acquired by the issuer in excess of such limit shall be disposed of within a period of ninety (90) days after the date of the acquisition originating such excess. The shares acquired by the issuer shall be disposed of by the issuer within the maximum term of three years counted as from the date of acquisition thereof or cancelled. Upon disposing of the shares, the issuer shall make a preemptive offer thereof. Such preemptive offer will not be mandatory in certain specific cases, pursuant to which shares may be sold in the open market. For more information, please see Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Tender offer regime

Tender offer regime in the case of a change in control

Mandatory tender offer or exchange in Argentina

Pursuant to the rules set forth in the Capital Markets Law, the Productive Financing Law and the CNV Rules, anyone who, either individually or collectively, effectively achieves a “controlling interest” in a publicly traded company, will be bound to submit a mandatory tender offer (“OPA”, acronym in Spanish for Oferta Pública de Adquisición Obligatoria) in any of the scenarios set forth below:

a)

acquisition of shares or share subscription rights or options granted by the company, corporate bonds convertible into shares or similar securities which, directly or indirectly, may give a right a controlling interest in the company;

b)

execution of agreements by and among other holders of securities, which grant the necessary votes to control the company’s decisions or to appoint or revoke a majority of the members of the Supervisory Committee, as well as any other agreement which regulates the right to vote in the Board of Directors or in any of its delegate bodies. This scenario shall be applicable when the parties to the agreement have acquired the voting shares of the company, acting either individually or jointly, within the 12 months prior to the execution of the agreement; or when a new shareholder agrees to a joint control of the company with existing shareholders. Furthermore, this scenario shall not be applicable when the acquired interest is below 50% of a controlling subsidiary of a publicly traded company; or

c)

indirectly or contingently, including the cases of mergers or other corporate reorganizations, involving a company that has direct or indirect shareholding with the right to vote in a publicly traded third party.

The OPA must be addressed to any and all shareholders of the company and any person with rights to share subscription or stock options granted by the company, corporate bonds or other similar securities which directly or indirectly may give right to share subscription and/or acquisition of securities, or conversion of voting shares. The addressees of the OPA must be offered an equitable price, in the terms of section 88 of the Capital Markets Law, and section III, Chapter II, Title III of the CNV Rules.

In the above mentioned cases, the prospective purchase must file the request to submit a mandatory tender offer before the CNV no later than one month after the takeover has been completed.

The mandatory tender offer must be launched by the prospective purchaser within five (5) days of obtaining the approval of the CNV. The term for the investors to accept or reject the offer will have to be at least ten (10) days and no more than twenty (20).

Concept of “Controlling Interest”

In accordance with the Capital Markets Law, a person can be considered to have a controlling interest, either individually or collectively, if:

i) voting rights exceed 50% of the company, excluding the shares owned directly or indirectly by the affected Company from the calculation base; or

ii) even though the shareholding is below 50%, the person acts as the “controller” of the Company in the terms of the capital markets law.

Determination of the price of the OPA in the case of a change in control

The equitable price of mandatory tender offers must be the higher between:

(i)

the higher price that the offeror, acting individually or jointly, may have payed or agreed to pay for the securities to be offered by virtue of the OPA during the 12 months prior to the beginning of the period during which the OPA must take place;

(ii)	the average price of the shares for the last six months before the “offer.”

Determination of the price of the OPA in other cases (minority drag along right, for example)

The equitable price in this scenario must considered the same criteria as in a change of control event, but also should bear into account (i) the face value of shares; (ii) the value of the company according to international valuation standards; and (iii) the value of liquidation of the company.

Penalties for breach

Without prejudice to the penalties established by the CNV, the Capital Markets Law provides that purchases of shares of a company in violation of the OPA regime shall be declared irregular and ineffective for administrative purposes by the CNV and cause the invitation of an auction of the shares acquired on infringement, without prejudice to the penalties that may correspond.

Tender offer regime in the case of a voluntary withdrawal from the public offering and listing system in Argentina

The Capital Markets Law and its regulations also established that when a company whose shares are publicly offered and listed in Argentina, agrees to voluntarily withdraw from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares and/or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting. The public offering can only be made as a purchase and sale and the consideration must be cash.

The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in section 221 of the Argentine Companies Law and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency. The price offered should be an equitable price. To determine if an equitable price is offered, the criteria set forth for mandatory tender offers must be followed.

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

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, the MELI was created by virtue of Decree No.27/2018, as amended by Law No. 27.444, replacing the concept of the MULC for a free floating exchange market. Within the MELI, the exchange operations will be carried out by the financial entities and any other persons authorized to such effect by the Central Bank pursuing permanent or customary trade in the purchase and sale of foreign coins and banknotes, gold coins or bars and traveler’s checks, money orders, transfers or similar operations in foreign currency.

By virtue of Communication “A” 6443 of the Central Bank, which entered into force on March 1, 2018, companies from any sector that operate in the foreign exchange market may operate as an exchange agency solely by registering via an electronic form entitled the “Registry of Exchange Operators” (Registro de Operadores de Cambio).

On September 28, 2018, the Monetary Policy Committee of the Central Bank introduced an exchange rate band in effective as of October 1, 2018, as part of the terms and conditions of the revised agreement with the IMF approved on June 20, 2018. The peso’s exchange rate with the U.S. dollar will be allowed to fluctuate between Ps. 34.00 and Ps. 44.00 per U.S.$1.00 without the Central Bank’s intervention. The band was adjusted at a 3% monthly rate until the end of 2018 and 2% for the 2019 period. In case the exchange rate fluctuates over or below the band’s range, then the Central Bank may intervene by selling or purchasing foreign currency, as the case may be, to maintain the exchange rate within the band. On April 16, 2019, the Central Bank fixed the “non-intervention zone” between Ps.39.75 and Ps. 51.45 until December 2019.

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

Dividends paid by us in respect of ADSs generally will be treated as “qualified dividend income”, which is taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ADSs are readily tradable on an established securities market in the United States (such as the NYSE, on which the ADSs are currently listed), (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC, and (iii) certain other requirements are met. The ADSs (but not the Class B shares) should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. See “Passive Foreign Investment Companies” below for a discussion of the PFIC rules. Dividends paid by us in respect of Class B shares will be subject to tax as ordinary dividend income.

In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced rate discussed above with respect to qualified dividend income in light of your own particular circumstances.

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

A U.S. holder generally will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on Class B shares or ADSs. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the dividends should generally constitute “passive category income”. U.S. holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction of such Argentine income taxes, provided that the U.S. holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the Class B shares or ADSs will be treated as foreign source income for U.S. foreign tax credit purposes. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B shares represented by ADSs could be affected by future action taken by the IRS. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders are urged to consult their independent tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the Class B shares or ADSs.

Sale, Exchange or Other Taxable Disposition.

In general, gain or loss realized by a U.S. holder on the sale, exchange or other taxable disposition of Class B shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s basis in the Class B shares or the ADSs, in each case as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Class B shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors about how to account for proceeds received on the sale or other taxable disposition of Class B Shares that are not paid in U.S. dollars.

If Argentine withholding tax is imposed on the sale, exchange or other taxable disposition of Class B shares or ADSs, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale, exchange or other taxable disposition before deduction of the Argentine withholding tax. The availability of U.S. foreign tax credits for these Argentine taxes is subject to various limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. In particular, because any gain from the sale, exchange or other taxable disposition of Class B shares or ADSs generally will be treated as U.S. source income, a U.S. holder may not be able to fully utilize its U.S. foreign tax credits in respect of such Argentine withholding taxes unless such U.S. holder has other income from foreign sources. U.S. holders are urged to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, Class B shares or ADSs.

Passive Foreign Investment Companies.

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Passive income for this purpose generally includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Although interest income generally is treated as passive income for this purpose, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. We believe that we currently meet, and expect that we will continue to meet, these requirements. Based on this, and the composition of our income, the value of our assets and the activities conducted by us, we do not believe that we were a PFIC for our most recent taxable year and do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our possible status as a PFIC must be determined annually and therefore may be subject to change, for example, if we fail to qualify under this special rule for any year.

If we were a PFIC for any taxable year during which a U.S. holder holds Class B shares or ADSs, gain recognized by a U.S. holder on a sale or other disposition of the Class B shares or ADSs would generally be allocated ratably over the U.S. holder’s holding period for the Class B shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to U.S. federal income tax at the highest rate in effect in that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting U.S. federal income tax liability. The same treatment would generally apply to any distribution in respect of Class B shares or ADSs to the extent the distribution exceeds 125% of the average of the annual distributions received by the U.S. holder on the Class B shares or ADSs during the preceding three years or the U.S. holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class B shares or ADSs. In addition, if we were a PFIC for a taxable year in which we pay a dividend or in the prior taxable year, the reduced rate discussed above with respect to qualified dividend income paid to certain non-corporate U.S. holders would not apply.

Furthermore, if we are characterized as a PFIC, a U.S. holder generally will be required to annually file an IRS Form 8621 and the statute of limitations on assessment and collections will remain open with respect to any unreported PFIC interests. In addition, if we are a PFIC for any taxable year during which a U.S. holder holds Class B shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC rules, including elections that may be available to mitigate certain adverse implications of the PFIC regime if we were to become a PFIC.

Information Reporting and Backup Withholding. Information reporting requirements will apply to dividends in respect of the Class B shares or ADSs and the proceeds from the sale, exchange or other taxable disposition of the Class B shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders, unless, in either case, the U.S. holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of Class B shares or ADSs, including requirements related to the holding of certain “specified foreign financial assets”.

Material Argentine tax considerations relating to our Class B shares and ADSs

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B shares or ADSs. The following summary is based upon tax laws of Argentina as in effect on the date of this document and is subject to any change in Argentine law that may come into effect after such date any change could apply retroactively and could affect the continued validity of this summary. On December 29, 2017, Law 27,430 was published in the Official Gazette introducing a material tax reform (the “Tax Reform Law”), which introduces several modifications to the former tax regime. The Tax Reform Law has been regulated by the Decree No.279/2018 (published on April 9th 2018 on the Official Gazette) and General Resolution (AFIP) No.4227/2018 (published on April 12th 2018), regulating, among others, the income tax applicable to income derived from financial transactions, obtained by Foreign Beneficiaries (as defined below). Recently, Decree No.1170/2018 (published on December 27th, 2018) has regulated certain amendments introduced by the Tax Reform Law.

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

Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with other losses arisen in other type of operations.

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

For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment. Argentine individuals and undivided estates are not allowed to offset income arising from the distribution of dividends on Argentine shares with losses from other types of operations.

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

Starting in 2018, income obtained by Argentine resident individuals and undivided estates from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. ADSs do not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply. If the exemption does not apply, the income derived by Argentine resident individuals from the sale, exchange or other disposition of shares is subject to income capital gains tax at a 15% rate on net income. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates against income derived from the same type of operations, for a five-year carryover period.

If Argentine resident individuals and undivided estates perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the paragraph above, to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable. Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are met. Due to the amendments introduced to the Income Tax Law, as from 2018, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) are also exempt from income tax derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers; or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The exemption applies to the extent the Foreign Beneficiaries reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree No.1170/2018, if their funds come from cooperative jurisdictions.

In addition, income derived from the sale of ADSs gives rise to Argentine source income. However, capital gains obtained from the sale, exchange or other disposition of ADSs by Foreign Beneficiaries that reside in a cooperative jurisdiction and, in accordance with the amendments introduced by Decree No.1170/2018, their funds come from cooperative jurisdictions, are exempt from income tax on capital gains to the extent the underlying shares are issued by an Argentine company and they are authorized for public offering by the CNV.

In case Foreign Beneficiaries conduct a conversion process of shares that do not meet the exemption requirements, into securities representing shares that are exempt from income tax pursuant to the conditions stated above, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered.

In case the exemption is not applicable and the Foreign Beneficiaries are not domiciled in a non-cooperative jurisdictions and whose funds were not channeled through non-cooperative jurisdictions, the gain derived from the disposition of ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries domiciled in or whose funds come from jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of shares and/or ADSs is assed at 35%. Pursuant to General Resolution AFIP 4227, the presumed net basis on which the 35% rate should apply in the case of sale or disposition of securities is assessed at 90%. The list of non-cooperative jurisdictions shall be published by the Executive Branch. However, Decree 279/2018 provides that until the Executive Branch issues the non-cooperative list, taxpayers should consider the list of “cooperative jurisdictions” published by the Argentine tax authorities to determine whether a jurisdiction is deemed cooperative or not.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the UK. The treaties signed with China, Qatar, Turkey and the United Arab Emirates are still undergoing the respective ratification procedures. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

Personal assets tax

Argentine entities, like us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

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

Tax on debits and credits on Argentine bank accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 33% of the tax paid as a tax credit against specific taxes. The taxpayers that are subject to the 1.2% rate may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax, tax on presumed minimum income or special contributions on cooperatives capital. If lower rates were applied, the available credit would be reduced to 20%.

The tax on debits and credits on Argentine bank accounts (the “TDC”) has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina.

According to Law No. 27.432, the Executive may increase up to 20% per year the percentage of the TDC payments that can be accounted for as payment on account of the income tax. Additionally, the Tax Reform Law enables the Executive to establish that starting in 2022 the amounts paid as TDC may be totally accounted for as payment on account of the Income Tax. Whenever financial institutions governed by Law No. 21.526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

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

Pursuant to Law No. 27,260, passed by the Argentine Congress on June 29, 2016, the tax on minimum presumed income is eliminated for tax periods beginning as of January 1, 2019.

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

Stamp tax

Stamp tax is a provincial tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within a provincial jurisdiction or the City of Buenos Aires or outside a provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction.

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

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

As defined under Argentine Income Tax Law, non-cooperative jurisdictions are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed. The Executive Branch shall publish a list of the non-cooperative jurisdictions based on the criteria above. According to Decree No.279/2018, until the new list to be issued by the Executive Power is published, non-cooperative jurisdictions would be deemed as those not included in the “cooperative jurisdictions” list currently published in AFIP’s website, created in accordance with the Decree No.589/2013.

In turn, low or nil tax jurisdictions are defined as those countries, territories, associated states or special tax regimes that foresee a maximum corporate tax rate below 15%. Pursuant to Decree 1170/2018, the 15% threshold rate should be assessed considering the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied. In turn, “special tax regime” is understood as any regulation or specific scheme that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Market Risk

As of August 1, 2016, we define market risk as the possibility of incurring losses in on- and off-balance sheet recorded positions as a result of adverse changes in market prices. The market risk minimum capital requirement is the arithmetic sum of the minimum capital requirement for interest rate, stock price, exchange rate and options risks.

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

For measuring options risk, entities that only buy options (and their value is less than 5% of the computable equity liability of the previous month) or whose positions are covered by positions purchased under the same conditions, may use the option so-called “Simplified method”. This requirement incorporates both the general market risk and the specific risk. In the remaining cases, entities must use the delta-plus method, which uses Greek letters (delta, gamma and vega) to determine the delta equivalent of each position

The chart below, shows the maximum, minimum, average and closing values for the years 2017 and 2018 of the market risk requirements of foreign currency status and status in securities charged to the Trading portfolio:

In million Pesos	2017	2018	Variation
Minimum	95.9	154.1	58.2
Maximum	863.4	450.5	(412.9)
Average	389.2	287.4	(101.8)
As of December 31,	184.4	212.3	27.9

Market Risk for exchange rates	2017	2018	Variation
Minimum	11.5	78.8	67.3
Maximum	761.9	313.6	(448.3)
Average	296.3	179.1	(117.2)
As of December 31,	100.6	78.8	(21.8)

Market Risk for securities	2017	2018	Variation
Minimum	71.4	70.0	(1.4)
Maximum	131.9	155.9	24.0
Average	92.8	108.0	15.2
As of December 31,	83.4	133.3	49.9

Market Risk for stock price	2017	2018	Variation
Minimum	0.0	0.0	0.0
Maximum	0.4	0.5	0.1
Average	0.0	0.3	0.3
As of December 31,	0.4	0.2	(0.2)

Despite the increases in market risk exposure between 2017 and 2018, there was a decrease in the average exposures and the maximum values. The decrease in average exposure and maximum values was attributable to the fall in capital demand for exchange rate risk, as a result of the capital increase made with foreign funds which took place in 2017. Such position in U.S.$. substantially increased the exposed maximum amount and the average for the year 2017.

As of December 31, 2017, the foreign exchange exposure amounted to 54% of the total exposure, while in 2018, this value reached 37%. From December 2017 to December 2018, positions in U.S.$. were reduced due to regulatory changes imposed by the Central Bank in relation to the permitted holdings in U.S.$. for financial entities (Foreign Currency Net Global Position). For this reason, there was not an increase in such risk in 2018, despite the fact that the exchange rate increased more than 100% between December 2017 and December 2018.

The increase in the exchange rate in 2018, affected prices of dollar-denominated securities. Position in dollar-denominated securities increased in 100%, as well as the interest rate risk exposure, which can be explained by the price and new holdings. Regarding positions in Peso-denominated public securities, the increase in the interest rate risk exposure was not as significant as in the U.S.$ portfolio. Notwithstanding a 56% increase compared with the previous year, the increase was mostly due to the inclusion of treasury bills, which add little specific risk for its duration.

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

The following table shows our 3-month 99% confidence for our VaR combined interest rate position for last two years (in millions of Pesos):

	2017	2018
Minimum	3,356.0	2,272.4
Maximum	5,405.7	3,104.6
Average	4,412.9	2,688.5
December 31	5,405.7	2,272.4

It should be noted that, based on the methodological change established since August 2016 by the Central Bank in relation to the requirement for market risk, the instruments—securities and derivatives—not imputed to the trading book are incorporated into the risk measurement by rate variation.

The Central Bank removed all rules and regulations regarding minimum capital requirements for interest rate risk. Notwithstanding this, financial entities must continue to calculate the interest rate risk and remain subject to the Superintendency’s supervision.

For additional information regarding market and interest rate risk management see note 50 “Capital Management, Corporate Governance Transparency and Risk Management” to our audited consolidated financial statements as of December 31, 2018 and 2017.

Item 12. Description of Securities Other Than Equity Securities

A- Not applicable

B- Not applicable

C- Not applicable

D – American Depositary Shares

1. – 2. See Exhibit 2.1.

3. Fees and Charges Applicable to ADS Holders

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

Persons depositing or withdrawing shares may be requested to pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion thereof)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

U.S.$0.02 (or less) per ADS (or portion thereof)	• Any cash distribution to ADS registered holders

Registration fees	• Registration of transfer of shares on our stock registry to or from the name of the depositary or its nominee or the custodian, or its nominee when making deposits or withdrawals

Persons depositing or withdrawing shares may be requested to pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions • Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian, have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents, including the custodian, for servicing the deposited securities	• As necessary

4. Fees and Direct and Indirect Payments Made by the Depositary to us

Future Fees and Payments

The depositary has agreed to reimburse us for expenses incurred by us in connection with the administration and maintenance of the ADSs program, including, but not limited to, investor relation expenses, annual NYSE listing fees or other program related expenses. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered American depositary receipts holders, which consist, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits and conditions on the amount of expenses for which the depositary will reimburse us. In 2018, we have received the agreed reimbursement from the Depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2018. There are, as described below, inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management assessed the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on its assessment and those criteria, the Bank’s management concluded that, as of December 31, 2018 the Bank’s internal control over financial reporting was effective.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2018, has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report which appears herein.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of

BANCO MACRO S.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited BANCO MACRO S.A. and its subsidiaries´ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BANCO MACRO S.A. and its subsidiaries (the Bank) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2018 and 2017 and as of January 1, 2017, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes and our report dated May 10, 2019 expressed an unqualified opinion thereon.

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

City of Buenos Aires, Argentina,

May 10, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI

Partner

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

As of the date of this annual report, Fabián Alejandro de Paul, independent member of the audit committee, met the standards set forth in Item 16A of Form 20-F for “audit committee financial experts.”

Item 16B. Code of Ethics

We have established a Code of Ethics for directors and senior management, including specifically to our chief executive officer, chief financial officer, as well as persons performing similar functions, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with our Code of conduct and other policies and procedures governing employee conduct. This Code of Ethics is supplemental to our Code of Conduct.

In 2018 we have modified certain conditions of our code of ethics, the updated text of our code of ethics for our directors and senior management is published on our website at: https://www.macro.com.ar/relaciones-inversores/documento/1517360954165/codigo-de-etica.pdf

Item 16C. Principal Accountant Fees and Services

Fees Paid to Our Principal Accountant

Since 2006 Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) has served as our principal external auditor. Fees payable to Pistrelli, Henry Martin y Asociados S.R.L. (Member of EY Global) in 2017 and 2018 are detailed below.

	2017	2018
	(in thousands of Pesos)
Audit Fees	47,056	66,999
Audit Related Fees	2,905	—
Tax Fees	140	250
All Other Fees	—	108
Total	50,101	67,357

Note: figures detailed in the table above have not been adjusted for inflation.

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

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee is responsible for, among other things, the oversight of our independent auditors. During the year, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services. The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. All of the services provided by Pistrelli, Henry Martin y Asociados S.R.L. were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2018 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Repurchase original program and modifications:

1.

On August 8, 2018 the Board of Directors decided to establish the following terms and conditions for the acquisition of its own shares under the provisions of Section 64 of the Capital Markets Law and the CNV Rules:

(a)	maximum amount of the investment: up to Ps.5,000,000,000;

(b)	maximum number of shares to be acquired: up to 5% of the capital stock of the Bank, as established by the applicable Argentine laws and regulations;

(c)	payable price: up to Ps.158.00 per share, and

(d)

term for the acquisition: 30 days as from the next day of the date of publication of the information in the Bolsa de Buenos Aires Daily Bulletin, subject to any renewal or extension of the term, which will be informed to the public by the same means.

2.

On August 30, 2018 the Board of Directors of the Bank decided to extend the term for the acquisition of shares until September 25, 2018. The maximum investment amount approved was Ps.5 billion and the maximum number of shares subject to the acquisition was 33,483,151 (equivalent to 5% of our share capital). During the term of the repurchase program, 21,463,005 shares were acquired for an amount of Ps. 3.1 billion; remaining as of October 17, 2018, an outstanding amount of Ps.1.9 billion.

3.	On October 17, 2018 the Board of Directors decided to resume the repurchase program under the following terms and conditions:

(a)	maximum amount of the investment: up to Ps. 1,886,075,582;

(b)	maximum number of shares to be acquired: 12,020,146 shares;

(c)	payable price: up to Ps. 158.00 per share, and

(d)	term for the acquisition: until November 2, 2018, subject to any term renewal or extension, which in any case will be informed to public.

4.

On December 20, 2018, the Board of Directors decided to establish the following terms and conditions for the acquisition of its own shares under the provisions of Section 64 of Law the Capital Markets Law and the CNV Rules:

(a)	maximum amount of the investment: up to Ps. 900,000,000;

(b)	maximum number of shares to be acquired: up to 1% of the capital of the Bank, as established by the applicable Argentine laws and regulations;

(c)	payable price: up to Ps. 158.00 per share, and

(d)	term for the acquisition: until January 10, 2019, subject to any term renewal or extension, which in any case will be informed to public.

In accordance with the above, as of the date of this annual report, we acquired 30,265,275 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each for a total amount of Ps. 4,407,907,175.40.

Note: figures above-described have not been adjusted for inflation.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of the program	Maximum number of shares/Pesos that may yet be purchased under the program
				in Shares	in $
August 1, 2018 – August 31, 2018	14,980,495	141.394	14,980,495	18,502,656	2,881,850,080
September 1, 2018 –September 30, 2018	6,482,510	153.609	21,463,005	12,020,146	1,886,075,582
October 1, 2018 – October 31, 2018	6,774,019	147.001	28,237,024	5,246,127	890,289,914
Subtotal	28,237,024	145.543	28,237,024	5,246,127	890,289,914
December 1, 2018 – December 31, 2018	2,028,251	147.022	30,265,275	4,668,379	601,802,911
TOTAL	30,265,275	145.642	30,265,275	4,668,379	601,802,911

Note: figures represented in the table above are the original amounts and have not been adjusted for inflation.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

NYSE Corporate Governance Rules

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the Bank, while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine Corporate Law, the Capital Markets Law and the standards of the CNV and the Central Bank, in lieu of the provisions of Section 303A, except that it is required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c). Accordingly: we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06); (ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section

303A.11); (iii) our Chief Executive Officer must promptly notify the NYSE in writing after any of our executive officers become aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (iv) we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required by the NYSE (Section 303A.12(c)).

The table below discloses any significant differences between the NYSE rules and our corporate governance practices pursuant to Argentine corporate governance rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Banco Macro Corporate Practices
303A.01-Independent Directors	Listed companies must have a majority of independent directors on their Boards of Directors.	Neither Argentine law nor our bylaws require us to have a majority of independent directors.

303A.02-Independence Tests

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

Pursuant to the CNV Rules, a director will be consider as “independent” if its main relation with the listed company is his / her position in the board of directors. He / she will be appointed taking into account his professional career, suitability, qualified knowledge, and criteria, economic and interest independence, considering also that he can perform his functions objectively and impartially.

For the purposes of this definition, it shall be understood that a director does not meet the condition of independent, when one or more of the following circumstances apply to him / her:

(a) is a member of the board of directors the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during immediately the previous three years;

(b) is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years;

(c) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the issuer or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director;

(d) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in it;

B. the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than

(e) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or

Section	NYSE corporate governance rule for U.S. domestic issuers	Banco Macro Corporate Practices
	director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);	indirect “significant participation”, for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director;

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

(f) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the issuer, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them;

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

(g) receives any payment, including the participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section d) and the corresponding to the consideration set forth in section e);

(h) has served as member of the board of director of the issuer, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(i) is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria;

In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company.

In accordance with the provisions of the Central Bank in Communication “A” 5201 and amendments—“Guidelines for Corporate Governance in Financial Entities”, a director does not meet the status of independent if any of the following situations are met:

(a)   a control relationship according to the guidelines established in point 2.2.1. of the rules on “Large exposures to credit risk”.

(b)   performs executive functions or has performed the aforementioned during the last three years as from the day following the last one in which he/she has effectively exercised such position. In the case of public financial entities, this term will be one year.

.

Section	NYSE corporate governance rule for U.S. domestic issuers	Banco Macro Corporate Practices

(c)   is a spouse or relative up to the second degree of consanguinity or first of affinity of those who are in the condition of the preceding points.

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

To this end, it shall be considered “related” to the director who holds such office in another legal entity or his spouse or partner (by registered cohabiting union) or a relative up to the second degree of consanguinity or first degree of affinity or have exercised it. during the period referred to in item i) of section 1.2.2.2 of the aforementioned rule.

vi) The parent company and the other branches thereof, in the case of local branches of financial entities abroad.

vii) Exceptionally, any person who has a relationship with the financial institution or its direct or indirect controller, which may result in financial loss to the financial institution, as of the effective date of the resolution in which it determine the Board of the Central Bank, at the proposal of the Superintendent of Financial and Exchange Institutions.

Section	NYSE corporate governance rule for U.S. domestic issuers	Banco Macro Corporate Practices

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

303A.03-Executive Sessions	Non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our by-laws require the holding of such meetings and we do not hold non-management directors’ meetings. Our by-laws provide, however, that the board shall meet as often as required in the best interest of the Bank and at least once a month.

303A.04-Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties and details about committee members and the committee structure.

Neither Argentine law nor our by-laws require a nominating/corporate governance committee, however, our by-laws provide for the possibility to create a nominating/corporate governance committee. As a result of a general recommendation issued by the Central Bank to all financial institutions, we have created a Corporate Governance and Appointments Committee.

The Committee will be formed so that the independent Directors constitute the majority. It has been defined that this Committee is chaired by an independent director.

This Committee has an approved charter establishing its functions and responsibilities.

Directors are nominated and appointed by the shareholders, with no involvement of the Corporate Governance and Appointments Committee.

303A.05-Compensation Committee	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties and details about committee members and the committee structure.	Neither Argentine law nor our by-laws require the establishment of a compensation committee. The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness of such compensation.

Section	NYSE corporate governance rule for U.S. domestic issuers	Banco Macro Corporate Practices

However, as a result of a general recommendation issued by the Central Bank to all financial institutions, we have created a Personnel Incentives. The Committee will be formed so that the independent Directors constitute the majority. This Committee has an approved charter establishing its functions and responsibilities, and shall meet at least bi-annually.

This Committee is chaired by an independent director.

The Committee’s main function is to control that the fixed and variable staff incentives – excluding directors- are consistent with the business culture, long term business plan, goals and business strategy of the Bank as well as with the applicable regulations governing the Bank. The chairmanship of the Committee is held by an independent director.

The Bank has a Compensation Policy that covers both fixed remuneration and variable remuneration, the latter in the framework of an evaluations process of targets and skills

303A.06/07- Audit Committee/Requirements

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

Our Audit Committee is composed by three directors and the Committee’s presidency is in charge of an independent Director. All the members of the Audit Committee, according to its designation on April 30, 2019, satisfy the independence requirements of Rule 10A-3.

(b)   Neither Argentine law nor the CNV Rules contain provisions relating to an audit committee member’s simultaneous service on the audit committee of other public companies.

(c)   The responsibilities of the audit committee, as provided for in the Capital Markets Law, as regulated by Decree No. 1023 and the CNV Rules) regarding the functions of the Committee, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act, including, without limitation, the following:

i. issuing an opinion about the Board of Directors’ proposal for the appointment of the external auditors to be retained by the Bank, and ensuring that auditors are independent;

Section	NYSE corporate governance rule for U.S. domestic issuers	Banco Macro Corporate Practices

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

vi. issuing an opinion on the compliance with applicable legal requirements and on the reasonableness of the terms of any issuance of stock or convertible securities in case of capital increase excluding or limiting pre-emptive rights;

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

(c)   Rule 303A.07(c) establishes that each listed company must have an internal audit function to provide management and the audit committee with ongoing advice on the company’s risk management processes and internal control systems

vii. assessing compliance with relevant rules of conduct;

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

•  analysing the various services provided by the external auditors and their independence, as established in the Professional Technical Resolutions of the Federación Argentina De Consejos Profesionales De Ciencias Económicas and any other regulations of the applicable supervisory authorities;

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

Section	NYSE corporate governance rule for U.S. domestic issuers	Banco Macro Corporate Practices
303A.08-Shareholder Approval of Equity Compensation Plans-	Shareholders must be given the opportunity to vote on all equity compensation plans and material amendments thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	We do not currently offer equity-based compensation to our directors, executive officers or employees; therefore, we have no policy on this matter.

303A.09-Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines. The corporate governance guidelines must address director qualification standards, director responsibilities, director access to management, director compensation, director orientation and continuing education, management succession, and annual performance evaluation of the board.	Neither Argentine law nor our by-laws require the adoption or disclosure of corporate governance guidelines. However, due to our size and the importance of our business we have implemented a Corporate Governance Code based on the recommended Code of Corporate Governance for listed companies issued by the CNV and the recommended corporate governance guidelines for financial institutions issued by the Central Bank.

303A.10-Code of Business Conduct and Ethics	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for the benefit of directors or executive officers. Each listed company may determine its own policies, which should address conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations, and encouraging the reporting of any illegal or unethical behavior.

Neither Argentine law nor our by-laws require the adoption or disclosure of a code of business conduct and ethics.

However, we have adopted a Code of Conduct applicable to all our employees. In addition, we have adopted a specific Code of Ethics applicable to our Directors and Senior Management.

Regarding the ethical standards, we have implemented an Ethical Line or channel for reports that is managed by a third party who assures the confidentiality and anonymity.

303A.12-Certification Requirements

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

Item 18. Financial Statements

See pages F-1 through F-114 of this annual report.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Restated Bylaws of the Bank, as amended and restated on April 29, 2014, incorporated by reference to the Form 6-K filed by the Bank on August 21, 2014 (File No. 001-32827).

2.1	Deposit Agreement among the registrant, The Bank of New York, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts, incorporated by reference to the Registration Statement on Form F-1, as amended, filed by the Bank on March 20, 2006 (File No. 333-130901).

8.1*	List of subsidiaries of the Bank as of December 31, 2018.

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO MACRO S.A.

By:	/s/Gustavo Alejandro Manriquez
Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer

Date: May 10, 2019.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017 AND AS OF JANUARY 1, 2017, TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of directors of

BANCO MACRO S.A. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of BANCO MACRO S.A. (a bank organized under Argentine legislation) and its subsidiaries (the Bank) as of December 31, 2018 and 2017 and as of January 1, 2017, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2018 and 2017 and as of January 1, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the internal control over financial reporting of BANCO MACRO S.A. and its subsidiaries as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 10, 2019 expressed an unqualified opinion thereon.

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

Buenos Aires City, Argentina May 10, 2019	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global We have served as the Bank’s auditor since 2003

/S/ NORBERTO M. NACUZZI
Partner

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017 AND JANUARY 1, 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

Items	Notes	12/31/2018	12/31/2017	01/01/2017
ASSETS
Cash and Deposits in Banks		74,766,039	52,505,097	66,306,368
Cash		10,696,465	9,982,946	8,975,352
Central Bank of Argentina		50,212,127	34,997,137	52,479,750
Other Local and Foreign Entities		13,401,648	5,583,148	4,849,440
Other		455,799	1,941,866	1,826
Debt Securities at fair value through profit or loss	4	2,635,247	1,603,472	612,613
Derivative Financial Instruments	11	17,293	12,149	17,911
Repo Transactions	7		2,096,284	35,237
Other financial assets	18	2,999,584	3,355,507	2,036,966
Loans and other financing	9	179,166,463	195,864,678	162,864,366
Non financial Public Sector		1,775,507	2,781,024	2,921,334
Other Financial Entities		5,625,848	4,782,999	3,156,606
Non financial Private Sector and Foreign Residents		171,765,108	188,300,655	156,786,426
Other Debt Securities	5	64,584,759	51,238,580	37,579,769
Financial Assets delivered as guarantee	8	6,756,220	11,277,691	6,800,296
Equity Instruments at fair value through profit or loss	6	51,518	417,334	749,675
Investment in associates and joint arrangements	14	108,823	323,265	228,970
Property, Plant and Equipment	15	15,544,258	15,205,782	13,953,683
Intangible Assets	17	2,120,595	1,626,253	1,506,292
Deferred Income Tax Assets	27		1,249
Other Non financial Assets	18	985,435	2,174,196	2,161,137
Non current assets held for sale	20	1,496,757	368,329	174,283

TOTAL ASSETS		351,232,991	338,069,866	295,027,566

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017 AND JANUARY 1, 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

Items	Notes	12/31/2018	12/31/2017	01/01/2017
LIABILITIES
Deposits		237,954,419	212,800,371	206,113,028
Non financial Public Sector		19,354,087	19,032,549	17,445,381
Financial Sector		148,275	120,123	102,938
Non financial Private Sector and Foreign Residents		218,452,057	193,647,699	188,564,709
Liabilities at fair value through profit or loss			9,523
Derivative Financial Instruments	11	1,369	34,116
Repo Transactions	7	164,469	3,968,851	2,018,763
Other Financial Liabilities	23	15,318,513	15,593,151	11,684,864
Financing received from the Central Bank of Argentina and other financial entities		2,998,010	1,733,524	479,907
Issued Corporate Bonds	46	6,377,311	6,957,379	3,104,030
Current Income Tax Liabilities		2,946,479	5,869,385	3,224,097
Subordinated Corporate Bonds	46	15,288,390	11,170,509	11,749,101
Provisions	21	1,056,624	1,026,017	617,268
Deferred Income Tax Liabilities	27	2,341,456	1,875,636	2,917,369
Other Non-financial Liabilities	23	5,875,117	5,279,810	5,830,128

TOTAL LIABILITIES		290,322,157	266,318,272	247,738,555

SHAREHOLDERS’ EQUITY
Capital Stock	39	669,663	669,663	584,563
Additional paid-in capital		23,266,223	23,266,223	3,450,064
Adjustments to Shareholders’ Equity		6,361,115	6,361,115	6,306,336
Earnings Reserved		41,999,214	37,626,956	26,504,779
Unappropriated Retained Earnings		(10,656,499)	(2,462,021)	9,935,020
Other Comprehensive (Loss) / Income		(30,167)	40,856	121,075
Net (Loss) / Income for the fiscal year		(701,220)	5,938,807
Net Shareholders’ Equity attributable to the owners of parent company		60,908,329	71,441,599	46,901,837
Net Shareholders’ Equity attributable to non-controlling interests		2,505	309,995	387,174

TOTAL SHAREHOLDERS’ EQUITY		60,910,834	71,751,594	47,289,011

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		351,232,991	338,069,866	295,027,566

The accompanying notes 1 to 52 to the consolidated financial statements are integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

Items	Notes	12/31/2018	12/31/2017
Interest income	28	74,733,441	55,826,695
Interest expense	29	(29,563,908)	(16,971,578)
Net interest income		45,169,533	38,855,117
Commissions income	30	14,474,765	14,987,879
Commissions expense	31	(930,045)	(1,113,684)
Net Commissions income		13,544,720	13,874,195
Subtotal (Net Interest income + Net Commissions income)		58,714,253	52,729,312
Net Income from measurement of financial instruments at fair value through profit or loss	32	1,261,206	944,908
(Loss) / Profit from sold assets at amortized cost		(6,129)	18,885
Difference in quoted prices of gold and foreign currency	33	(1,750,282)	2,252,700
Other operating income	34	3,347,241	2,605,384
Credit loss expense on financial assets		(2,900,048)	(2,613,724)
Net Operating Income		58,666,241	55,937,465
Employee benefits	35	(12,476,567)	(12,536,276)
Administrative expenses	36	(8,273,181)	(7,631,898)
Depreciation and amortization of fixed assets	15, 16 and 17	(1,473,445)	(1,407,331)
Other Operating Expenses	37	(12,393,870)	(11,005,098)
Net operating income after expenses, depreciation and amortization		24,049,178	23,356,862
Income from associates and joint arrangements	14	266,302	290,303
Loss on net monetary position		(15,722,476)	(9,218,751)
Income before tax on continuing operations		8,593,004	14,428,414
Income tax on continuing operations	27	(9,327,117)	(8,408,808)
Net (Loss) / Income from continuing operations		(734,113)	6,019,606
Net (Loss) / Income for the fiscal year		(734,113)	6,019,606
Net (Loss) / Income for the fiscal year attributable to the owners of the Parent Company		(701,220)	5,938,807
Net (Loss) / Income for the fiscal year attributable to non-controlling interests		(32,893)	80,799

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED EARNINGS/LOSSES PER SHARE

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

Items	12/31/2018	12/31/2017
Net (Loss) / Profit attributable to Parent’s shareholders	(701,220)	5,938,807
PLUS: Potential diluted earnings per common share
Net (Loss) / Profit attributable to Parent’s shareholders adjusted as per diluted earnings	(701,220)	5,938,807
Weighted average of outstanding common shares for the fiscal year	661,141	629,531
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	661,141	629,531
Basic (Loss)/Earnings per share	(1.06)	9.43

BANCO MACRO SA AND ITS SUBSIDIARIES

STATEMENTS OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

Items	Notes	12/31/2018	12/31/2017
Net (Loss) / Income for the fiscal year		(734,113)	6,019,606
Foreign currency translation differences in financial statements conversion		382,728	(63,151)
Foreign currency translation differences for the fiscal year		382,728	(63,151)
Profits or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) IFRS 9(4.1.2)(a)		(453,753)	(17,809)
Profits or losses for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		(605,103)	11,994
Income tax		151,350	(29,803)
Total other comprehensive loss that is subsequently reclassified to profit or loss		(71,025)	(80,960)
Total Other Comprehensive Loss		(71,025)	(80,960)
Total Comprehensive (Loss) / Income for the fiscal year		(805,138)	5,938,646
Total Comprehensive (Loss) / Income attributable to the owners of the parent Company		(772,243)	5,858,588
Total Comprehensive (Loss) / Income attributable to non-controlling interests		(32,895)	80,058

The accompanying notes 1 to 52 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

		Capital stock		Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity (2)	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Balance at the beginning of the fiscal year		669,663		23,266,223	6,361,115	(63,151)	104,007	9,203,422	28,423,534	3,476,786	71,441,599	309,995	71,751,594
Impact of adoption of IFRS 9	3.2.4.3									(20,604)	(20,604)		(20,604)
Total comprehensive (loss)/income for the fiscal year
- Net (loss)/income for the fiscal year										(701,220)	(701,220)	(32,893)	(734,113)
- Other comprehensive income /(loss) for the fiscal year						382,728	(453,751)				(71,023)	(2)	(71,025)
Distribution of unappropriated retained earnings as approved by Shareholders’ Meeting held on April 27, 2018
- Legal reserve								2,772,422		(2,772,422)
- Cash dividends									(4,511,437)		(4,511,437)	(35)	(4,511,472)
- Other (1)									11,089,688	(11,089,688)
Other changes	2.4									(250,571)	(250,571)	(274,560)	(525,131)
Own shares in portfolio	39	(28,948)	28,948						(4,978,415)		(4,978,415)		(4,978,415)

Balance at the end of the fiscal year		640,715	28,948	23,266,223	6,361,115	319,577	(349,744)	11,975,844	30,023,370	(11,357,719)	60,908,329	2,505	60,910,834

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

		Capital stock		Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity (2)	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Balance at the beginning of the fiscal year		584,563		3,450,064	6,306,336		121,075	6,792,516	19,712,263	9,935,020	46,901,837	387,174	47,289,011
Total comprehensive income for the fiscal year
- Net income for the fiscal year										5,938,807	5,938,807	80,799	6,019,606
- Other comprehensive loss for the fiscal year						(63,151)	(17,068)				(80,219)	(741)	(80,960)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 28, 2017
- Legal reserve								2,410,906		(2,410,906)
- Cash dividends									(1,186,148)		(1,186,148)	(157,237)	(1,343,385)
- Other (1)									9,897,419	(9,986,135)	(88,716)		(88,716)
Increase of Capital Stock approved by Shareholders’ Meeting held on April 28, 2017	39	85,100		19,816,159	54,779						19,956,038		19,956,038

Balance at the end of the fiscal year		669,663		23,266,223	6,361,115	(63,151)	104,007	9,203,422	28,423,534	3,476,786	71,441,599	309,995	71,751,594

(1)	Related to earnings reserved for future distribution of earnings. At 2017, included tax on personal assets of shareholders.
(2)	Inflation adjustment of capital stock.

The accompanying notes 1 to 52 to the consolidated financial statements are an integral part of these consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

Items	Notes	12/31/2018	12/31/2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income before tax on continuing operations		8,593,004	14,428,414
Adjustments to obtain cash flows from operating activities:
Depreciation and amortization of fixed assets		1,473,445	1,407,331
Credit loss expense on financial assets		2,900,048	2,613,724
Difference in quoted prices of gold and foreign currency		(11,187,548)	(640,656)
Effect of inflation on cash and cash equivalents		37,727,661	19,262,485
Other adjustments (*)		(10,222,186)	(1,936,885)
Net increase/ decrease from operating assets:
Debt Securities at fair value though profit and loss		(1,061,917)	(1,971,265)
Derivative financial instruments		(5,144)	5,762
Repo transactions		2,096,284	(2,061,047)
Loans and other financing
Non-financial public sector		1,005,517	140,310
Other financial entities		(842,849)	(1,626,393)
Non-financial private sector and foreign residents		13,685,945	(33,989,357)
Other debt securities		12,785,107	(12,740,471)
Financial assets delivered as guarantee		4,521,471	(4,477,395)
Equity instruments at fair value through profit or loss		365,816	332,341
Other assets		1,208,230	(1,347,004)
Net increase/ decrease from operating liabilities:
Deposits
Non-financial public sector		321,538	1,587,168
Financial sector		28,152	17,185
Non-financial private sector and foreign residents		24,804,358	5,082,990
Liabilities at fair value through profit or loss		(9,523)	9,523
Derivative financial instruments		(32,747)	34,116
Repo transactions		(3,804,382)	1,950,088
Other liabilities		480,731	3,920,966
Payments for Income Tax		(8,942,784)	(6,866,358)

TOTAL CASH FROM (USED IN) OPERATING ACTIVITIES (A)		75,888,227	(16,864,428)

BANCO MACRO SA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

Items	Notes	12/31/2018	12/31/2017
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(2,285,690)	(2,944,845)

TOTAL CASH FROM (USED IN) INVESTING ACTIVITIES (B)		(2,285,690)	(2,944,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(4,511,437)	(1,274,864)
Acquisition or redemption of equity instruments		(4,978,414)
Non subordinated corporate bonds	38	(2,883,046)	(3,755,566)
Subordinated corporate bonds	38	(879,426)	(704,261)
Acquisition of non controlling interest		(542,605)
Proceeds:
Issued Equity instruments			19,956,038
Non subordinated corporate bonds	38	4,321,031	7,675,595
Central Bank of Argentina	38	7,467	1,477
Financing to local financial entities	38	1,173,929	992,426

TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(8,292,501)	22,890,845

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		20,830,157	2,456,171
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS (E)		(37,727,661)	(19,262,485)
TOTAL CHANGES IN CASH FLOWS
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		48,412,532	(13,724,742)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	38	82,217,223	95,941,965
CASH AND CASH EQUIVALENTS AT THE END OF THE FISCAL YEAR	38	130,629,755	82,217,223

The accompanying notes 1 to 52 to the consolidated financial statements are an integral part of these consolidated financial statements.

(*)	Mainly related to inflation adjustment and exchange differences of Corporate Bonds issued by the Bank.

BANCO MACRO SA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017 AND AS OF JANUARY 1, 2017

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2018, except otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Republic of Argentina, with headquarters at Avenida Madero 1182, Ciudad Autónoma de Buenos Aires (CABA). Its by-law expiry date is on March 8, 2066.

The Bank offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

These consolidated financial statements for the year ended December 31, 2018, were authorized for issue by the Management on May 10, 2019. Even when the Shareholders’ has the power to amend these consolidated financial statements after issuance, in Management opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019. Additionally, on October 1, 2018, the above-mentioned agreement was extended for a ten-year term beginning on January 1, 2020, and being effective through December 31, 2029.

As of December 31, 2018 and 2017 and January 1, 2017, the deposits held by the Misiones Provincial Government with the Bank amounted to 5,540,994, 4,806,385 and 4,598,606 (including 430,545, 491,707 and 257,239 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2018 and 2017 and January 1, 2017, the deposits held by the Salta Provincial Government with the Bank amounted to 2,630,532, 1,341,021 and 2,470,379 (including 644,863, 677,029 and 682,028 related to court deposits), respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

2.3.	Agreement with the Jujuy Provincial Government

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

As of December 31, 2018 and 2017 and January 1, 2017, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,387,236, 6,864,315 and 2,911,807 (including 436,972, 473,684 and 467,312 related to court deposits), respectively.

2.4.	Banco del Tucumán SA

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2020, respectively.

On July 4, 2018 the legislative body of the province of Tucumán enacted, into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA as well as the continuity as a provincial finance agent for an additional period of ten years from the expiration of the contract, and if applicable, the possibility of merging both entities.

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered nonendorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes. For this transaction, the Bank paid 524,781. In addition, the Bank acquired from an individual shareholder 59 shares for an amount of 350.

This transaction was registered in the Bank’s shareholders’ equity, derecognizing, at the carrying amount, the non-controlling interest. The difference between the adjustment of the controlling and non-controlling interests and the fair value of the consideration paid was registered in retained earnings.

On the other hand, on April 30, 2019, the Shareholders’ Meeting of Banco Macro SA decided, among other issues, to approved a preliminary merger agreement, whereby Banco Macro SA will incorporate with retroactive effect to January 1, 2019 Banco del Tucumán SA on the basis of the separate financial statements of each of the companies as of December 31, 2018 and of the special consolidated financial statement of merger status as of same date. The exchange ratio has been agreed at 0.65258 ordinary shares of Banco Macro SA for each face value $ 1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA will be entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value $ 1 of ordinary shares they hold in the capital of Banco del Tucumán SA.

Consequently, Banco Macro, as the incorporating company, will increase its capital by 15,662 shares, from 669,663 to 669,679 all subject to the approvals of the corresponding agencies.

As of December 31, 2018 and 2017 and January 1, 2017, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with Banco del Tucumán SA amounted to 6,047,312, 2,825,643 and 4,515,056 (including 1,890,398, 1,810,125 and 1,738,785 related to court deposits), respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated financial statements have been prepared in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB).

BANCO MACRO SA AND ITS SUBSIDIARIES

The consolidated financial statements of the Bank comprise the Standards and Interpretations adopted by the IASB and includes:

•	the IFRS;

•	the International Accounting Standards (IAS); and

•	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

In the preparation of these consolidated financial statements, the Bank further contemplated the exceptions and exemptions provided for in IFRS 1 “First-time Adoption of IFRS” and those which were applied are described in the section “First-time Adoption of IFRS” of this note.

Up to the fiscal year ended December 31, 2017, the Bank prepared its financial statements in accordance with the rules and standards issued by the BCRA. The financial information for previous fiscal years and included in these consolidated financial statements for comparative purposes, was modified and is disclosed in accordance with the basis described in the preceding paragraphs. The effects of changes between the standards applied at the end of the fiscal year ended December 31, 2017 and the IFRS, are explained in the reconciliations disclosed under the title “First-time Adoption of IFRS” of this note.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated financial statements continue to be prepared on the going concern basis.

Figures expressed in thousands of pesos

The consolidated financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of December 31, 2018, except otherwise indicated, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated.

Statement of financial position—Disclosure

The Bank presents its assets and liabilities in order of liquidity. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months following the reporting date and more than 12 months after the reporting date is disclosed in note 24.

Financial assets and financial liabilities are generally reported gross in the statement of financial position. They are only offset and reported net when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepare on the basis of historical cost except for monetary Regulation Instruments of the BCRA and certain Federal Government Securities, which were valued at fair value through Other Comprehensive Income (OCI) and Provincial Government Securities, certain Federal Government Securities, Corporate Bonds, listed Debt Securities and Certificates of Participation in Financial Trusts, unlisted Participation in Financial trust and listed or unlisted Investments in Equity Instruments, which were valued at Fair Value Through Profit or Loss. In addition, derivative instruments (term and forwards transactions) both assets and liabilities were valued at Fair Value through Profit or Loss.

Comparative information

The statement of financial position as of December 31, 2018, the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2018, are presented comparatively with the immediately preceding fiscal year.

The Bank has not restated comparative information for 2017 and 2016 for impairment of financial instruments in the scope of IFRS 9. Therefore, the comparative information for 2017 and 2016 is reported under previous standards (BCRA Communiqué “A” 2950 and supplementary) and is not comparable with the information presented for 2018. Differences arising from the adoption of IFRS9 have been recognized directly in retained earnings as of January 1, 2018 and are disclosed 3.2.4.3.

Additionally, in compliance with IFRS 1 and since these consolidated financial statements are the first ones being submitted pursuant to IFRS, it is included the opening statement of financial position to the transition date (January 1, 2017).

BANCO MACRO SA AND ITS SUBSIDIARIES

Measuring unit

These consolidated financial statements as of December 31, 2018 and the corresponding figures for previous fiscal years have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank as established by IAS 29. As a result, these consolidated financial statements are stated in terms of the measuring unit current at the end of the reporting period, except otherwise indicated.

According with IAS 29, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consist of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the mostly condition used in practice, to test if a three-year cumulative inflation rate is around 100% or more. Whilst in the recent years there was an important increase in the general level prices, the three-year cumulative inflation had maintained in Argentina below 100%. However, due to miscellaneous macroeconomic factors the three-year inflation rate for 2018 exceeds that figures, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 47.64 % and 24.79 % for the fiscal years ended on December 31, 2018 and 2017, respectively.

Below is a description of the restating mechanism provided by IAS 29:

Restatement of the statements of financial position:

(i)

Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis shall be included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

(iii)

Nonmonetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these nonmonetary items.

(iv)

Nonmonetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and Other nonmonetary cost shall be determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the nonmonetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.

(vi)

The restatement of nonmonetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of nonmonetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.

BANCO MACRO SA AND ITS SUBSIDIARIES

Restatement of the statements of comprehensive income:

(i)

Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for gains or losses that derive from indexed assets or liabilities and except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss for holding monetary assets and liabilities, is separately disclosed in the consolidated statement of income.

Restatement of the statements of changes in shareholders’ equity:

(i)	As the transition date (the beginning of comparative periods), the Bank has applied the following rules:

(a)

The components of equity, except earnings reserves and unappropriated retained earnings, were restated from the dates the components were contributed or otherwise arose. The capital stock disclosed in the consolidated statement of changes in shareholders’ equity is shown in a nominal basis and its inflation adjustment is included in “adjustment to shareholders’ equity”.

(b)	Earnings reserves were stated at nominal value at the transition date.

(c)

The unappropriated retained earnings were determinated as a difference between the restated net asset at the transition date and the other components of equity, restated as mentioned in the abovementioned paragraphs.

(ii)

After the restatement at the transition date abovementioned in (i), all equity’s components were restated by applying a general price index as mentioned before from the beginning of the period or the date of contribution, if later.

Restatement of the statements of cash flows:

IAS 29 requires that all items in the statement of cash flows are expressed in terms of the measuring unit current at the end of the reporting fiscal year.

The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows from the cash flows from operating activities and the effect of exchange rate fluctuation, as a specific item of the reconciliation between cash and cash equivalent at the beginning and the end of the fiscal years.

As a consequence, the application of IAS 29 results in an adjustment for the loss of purchasing power of the argentine peso recorded in the consolidated statement of income as a loss on the net monetary position. In a period of inflation, as the Bank holds an excess of monetary assets over monetary liabilities, it loses purchasing power, which results in a loss on the net monetary position. This loss is derived as the difference resulting from the restatement of non-monetary assets and liabilities, equity and items in the statement of comprehensive income. Corresponding figures as of December 31, 2017 and January 1, 2017, have also been restated so that they are presented in terms of the purchasing power of the argentine peso as of December 31, 2018.

Basis for Consolidation

These consolidated financial statements include the financial statements of the Bank and its subsidiaries as of December 31, 2018.

Subsidiaries are all the entities controlled by the Bank. The Bank controls other entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% participating interest or may not have the control even if it holds more than half of the shares of such other entity. Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

•	The purpose and design of the controlled entity,

BANCO MACRO SA AND ITS SUBSIDIARIES

•	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities,

•	Contractual arrangements such as call rights, put rights and liquidation rights,

•

Whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The Bank has no interests in structured entities that required to be consolidated.

Subsidiaries are completely consolidated since the date of the effective transfer of the control over the same to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated financial statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its subsidiaries. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value at the date when control is lost.

The financial statements of the subsidiaries have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the entity. In case necessary, adjustments shall be made to the financial statements of the subsidiaries so that the accounting policies used by the group will be uniform.

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the financial statements of its subsidiary Macro Bank Limited, originally expressed in US dollars, were translated to pesos (presentation currency) using the following method:

•

Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for that foreign currency at the closing of business on the last business day of the fiscal years ended December 31, 2018 and 2017 and January 1, 2017.

•

Figures related to the owners’ contributions (capital stock, stock issuance premium and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

•	Income for the fiscal years ended December 31, 2018 and 2017 were translated to pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

•

Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in financial statements conversion”.

On the other hand, noncontrolling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated financial statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

As of December 31, 2018 and 2017 and January 1, 2017, the Bank has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Banco del Tucumán SA	San Martín 721 – San Miguel de Tucumán – Province of Tucumán	Argentina	Banking entity

Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. Autonomous City of Buenos Aires	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

BANCO MACRO SA AND ITS SUBSIDIARIES

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 3,602).

The tables below show the Bank’s equity interest and voting rights in the companies it consolidates:

•	As of December 31, 2018:

Subsidiaries	Shares		Bank’s interest		Noncontrolling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Banco del Tucumán SA	Common	439,360	99.945%	99.945%	0.055%	0.055%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%

• As of December 31, 2017 and January 1, 2017:

Subsidiaries	Shares		Bank’s interest		Noncontrolling interest
	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Banco del Tucumán SA	Common	395,341	89.932%	89.932%	10.068%	10.068%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%

Total assets, liabilities and net equity of the Bank and each of its subsidiaries as of December 31, 2018 and 2017 and January 1, 2017 are as follows:

As of 12/31/2018	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	331,584,996	21,694,446	4,131,793	(6,178,244)	351,232,991
Liabilities	270,426,096	18,943,772	1,752,351	(800,062)	290,322,157
Equity attributable to the owners of the Bank					60,908,329
Equity attributable to non-controlling interests					2,505

As of 12/31/2017	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	318,567,229	21,987,748	4,339,547	(6,824,658)	338,069,866
Liabilities	247,125,630	18,920,159	1,870,436	(1,597,953)	266,318,272
Equity attributable to the owners of the Bank					71,441,599
Equity attributable to non-controlling interests					309,995

As of 01/01/2017	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	275,489,323	21,344,235	4,089,662	(5,895,654)	295,027,566
Liabilities	228,587,486	17,507,273	2,042,709	(398,913)	247,738,555
Equity attributable to the owners of the Bank					46,901,837
Equity attributable to non-controlling interests					387,174

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2018 and 2017.

BANCO MACRO SA AND ITS SUBSIDIARIES

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated financial statements as December 31, 2018 and 2017 and January 1, 2017:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate in US Dollars communicated by the BCRA’s dealing room. Foreign exchange differences were recorded in the related Statements of income as “Difference in quoted prices of gold and foreign currency”.

3.2	Financial Instruments

Initial Recognition and Measurement

The Bank recognizes a financial instrument when it becomes party to the contractual provisions thereof.

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e., on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transactions costs directly attributable to the acquisition or issue of the financial asset or liability.

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something different from the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between the fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from nonobservable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively.

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its debt instruments, in accordance with the Bank’s business model to manage them and the contractual cash flow characteristics thereof:

•	At amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

•

At fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

•	At fair value from profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

•	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows,

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

•	how the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel,

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed; and,

•	the expected frequency, value, timing and reasons of sales are also important aspects.

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the classification of the remaining financial assets held in that business model does not change, but it rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of solely payments of principal and interest (SPPI)

As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial instrument, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

In order to SPPI test contractual cash flow characteristics, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in note 12.

•	Financial assets and liabilities at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank has only financial assets at fair value through profit or loss for trading purposes.

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing it in the near term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net Income for measurement of financial instruments at fair value through profit or loss” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value estimation is explained on a detail basis in section “Accounting judgments, estimates and assumptions” of this note.

BANCO MACRO SA AND ITS SUBSIDIARIES

Note 12 to these consolidated financial statements describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profits and losses derived from changes in fair value are recognized in other comprehensive income as “Profits or losses from financial instruments measured at fair value through other comprehensive income”. Interest income (calculating by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Difference in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first in first out costing method.

On derecognition, gains and losses accumulated previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost – Effective interest method

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less the allowances for expected credit losses.

Interest income and impairment are disclosed in the statement of income as “Interest income” and “Credit loss expense on financial assets”, respectively. Changes in the allowance are presented in note 9.

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the effective interest rate. For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

3.2.1	Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the statement of financial position as financing granted (received), as “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

BANCO MACRO SA AND ITS SUBSIDIARIES

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less the credit loss expense on financial assets. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the effective interest rate. Income from interest was allocated in the statement of income as “Interest income”.

3.2.4	Impairment of financial assets

The adoption of IFRS 9 has changed the Bank’s accounting for impairments of financial assets by replacing the provisions of BCRA Communiqué “A” 2950 and supplementary provisions of the BCRA, which were built-up based on estimated losses of the credit facilities of the Bank, with a forward-looking expected credit losses (hereinafter, ECL) approach. IFRS 9 requires the Bank to record an allowance for ECLs for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts. The allowance is based on the ECLs associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination. If the financial asset meets the definition of purchased or originated credit impaired (POCI), the allowance is based on the change in the ECLs over the life of the asset.

Details of the Bank’s impairment method are disclosed in note 50. The impact of applying IFRS 9 as at January 1, 2018 are disclosed in notes 9 and 50.

Impairment losses are included in the statement of income as “Credit loss expense on financial assets”. The section “Accounting judgments, estimates and assumptions” in this note includes a more detailed description of impairment estimates.

3.2.4.1.	Policy applicable from January 1, 2018

3.2.4.1.1.	Overview of the Expected Credit Loss (ECL) principles

The adoption of section 5.5. “Impairment” of IFRS 9 has changed the Bank’s loss impairment of financial assets method by replacing Central Bank’s Rules incurred loss approach with a forward-looking approach. From January 1, 2018, the Bank has been recording the allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9.

The allowance for expected credit loss is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss as described in note 3.2.4.1.2.

The 12 months expected credit loss (hereinafter, 12mECL) is the portion of the lifetime expected credit loss (hereinafter, LTECL) that represents the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date.

Both the LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

The Bank has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

Based on the above process, the Bank groups its loans into Stage 1, Stage 2, Stage 3 and Purchased or originated credit impaired (POCI), as described below:

•

Stage 1: when financial assets subject to impairment according to section 5.5 of IFRS 9 are first recognized, the Bank recognizes an allowance based on 12mECL. Stage 1 financial assets also include facilities where the credit risk has improved and the financial asset has been reclassified from Stage 2.

BANCO MACRO SA AND ITS SUBSIDIARIES

•

Stage 2: when a financial asset has shown a significant increase in credit risk since origination, the Bank records an allowance for the LTECL. Stage 2 financial assets also include facilities, where the credit risk has improved and the loan has been reclassified from Stage 3.

•	Stage 3: financial assets considered credit -impaired. The Bank records an allowance for the LTECL.

•

POCI: purchased or originated credit impaired (POCI) assets are financial assets that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted Effective Interest Rate (EIR). ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It is worthwhile to mention that the Bank has not purchased nor originated POCI financial assets.

For financial assets for which the Bank has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced.

The Bank estimates an allowance for expected credit losses on the following financial assets:

•	Loans and other financing.

•	Other financial assets at amortized cost.

•	Other debt Securities at amortized cost.

•	Other debt Securities measured at fair value through Other Comprehensive Income (OCI).

•	Loan commitments and letters of credit.

•	Guarantees and other commitments.

3.2.4.1.2.	The calculation of Expected Credit Loss

The Bank calculates ECLs based on a three probability—weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are outlined below and the key elements are, as follows:

•

PD (Probability of Default): is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.

•

EAD (Exposure at Default): is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, unused agreed commitments and accrued interest from missed payments.

•

LGD (Loss Given Default): is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

When estimating the ECLs, the Bank considers three scenarios (base case, upside and downside). Each of these is associated with different PDs and LGDs. When relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will cure and the value of collateral or the amount that might be received for selling the asset.

BANCO MACRO SA AND ITS SUBSIDIARIES

With the exception of credit cards and other revolving facilities, the maximum period for which the credit losses are determined is the contractual life of a financial instrument unless the Bank has the legal right to call it earlier.

The calculation of ECLs, including the estimation of the expected period of exposure and discount rate is made on an individual basis for commercial products and on a collective basis for consumer products. The collective assessments are made separately for portfolios of facilities with similar credit risk characteristics.

The mechanics of the ECL method are summarized below:

•

Stage 1: the 12mECL is calculated as the portion of LTECL that represents the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. The Bank calculates the 12mECL allowance based on the expectation of a default occurring in the 12 months following the reporting date. These expected 12-month default probabilities are applied to a forecast EAD and multiplied by the expected LGD and discounted by effective interest rate (EIR). This calculation is made for each of the three scenarios (base case, upside and downside), as explained above.

•

Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records a credit loss expense on financial assets for the LTECL. The mechanics are similar to those explained above, including the use of different scenarios, but PDs are estimated over the lifetime of the instrument. The expected cash shortfalls are discounted by an approximation to the original EIR.

•	Stage 3: for financial assets considered credit -impaired, the Bank recognizes the LTECL for these financial assets. The method is similar to that for Stage 2 assets, with the PD set at 100%.

•

Loan commitments and letters of credit: when estimating LTECL for undrawn loan commitments, the Bank estimates the expected portion of the loan commitment that will be drawndown over 12 months or its expected life. The ECL is then based on the present value of the expected shortfalls in cash flows if the loan is drawndown, based on a probability-weighting of the three scenarios. The expected cash shortfalls are discounted at an estimation to the expected EIR on the loan.

For credit cards and revolving facilities that include both a loan and an undrawn commitment, ECLs are calculated and presented together with the loan. For loan commitments and letters of credit, the ECL is recognized within Provisions.

•

Guarantees and other commitments: the Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the income statement, and the ECL provision. For this purpose, the Bank estimates ECLs based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The shortfalls are discounted by the risk-adjusted interest rate relevant to the exposure. The calculation is made using a probability-weighting of the three scenarios. The ECLs related to financial guarantee contracts are recognized within Provisions.

3.2.4.1.3.	Debt instruments measured at fair value through OCI

The ECLs for debt instruments measured at fair value through Other Comprehensive Income (OCI) do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI as an accumulated impairment amount, with a corresponding charge to profit or loss. The accumulated loss recognized in OCI is recycled to the profit and loss upon derecognition of the assets.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.4.1.4.	Credit cards and other revolving facilities

The Bank’s product offering includes a variety of corporate and retail overdraft and credit cards facilities, in which the Bank has the right to cancel and/or reduce the facilities with short notice. The Bank does not limit its exposure to credit losses to the contractual notice period, but, instead calculates ECL over a period that reflects the Bank’s expectations of the customer behavior, its unused agreed commitments, its likelihood of default and the Bank’s future risk mitigation procedures, which could include reducing or cancelling the facilities. Based on the Bank’s methodology, the period over which the Bank calculates ECLs for these products is three years.

The interest rate used to discount the ECLs for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently charged no interest.

3.2.4.1.5.	Forward looking information

In its ECL models, the Bank relies on a broad range of forward looking information as economic inputs, such as:

•	GDP growth

•	Unemployment rates

•	Estimates future interest rates

•	Exchange rate

•	Nominal and real salary growth

•	Estimated Inflation

•	Imports and exports

•	Monetary base

The inputs and models used for calculating ECLs may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material.

3.2.4.1.6.	Collateral valuation

To mitigate its credit risks on financial assets, the Bank seeks to use collateral, where possible. The collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, other non-financial assets and credit enhancements such as netting agreements. The Bank’s accounting policy for collateral assigned to it through its lending arrangements under IFRS 9 is the same is it was under Central Bank’s Rules. Collateral, unless repossessed, is not recorded on the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECLs. It is generally assessed, at a minimum, at inception and re-assessed on a periodically basis.

To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. Other financial assets which do not have readily determinable market values are valued using internal procedures. Non-financial collateral, such as real estate, is valued based on data provided by third parties such as mortgage brokers.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.2.4.1.7.	Collateral repossessed

The Bank’s accounting policy under IFRS 9 remains the same as it was under Central Bank’s Rules. The Bank’s policy is to determine whether a repossessed asset can be best used for its internal operations or should be sold. Assets determined to be useful for the internal operations are transferred to their relevant asset category at the lower of their repossessed value or the carrying value of the original secured asset.

Assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost to sell (if non-financial assets) at the repossession date, in line with the Bank’s policy.

In its normal course of business, the Bank does not physically repossess properties or other assets in its retail portfolio, but engages external agents to recover funds, generally at auction, to settle outstanding debt. Any surplus funds are returned to the customers/obligors. As a result of this practice, the residential properties under legal repossession processes are not recorded on the balance sheet.

3.2.4.1.8.	Write-offs

The Bank’s financial instruments are derecognized after the first month in which the Bank has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. Any subsequent recoveries impact on the income statement of the current fiscal year under “Recoveries”.

3.2.4.1.9.	Forborne and modified loans

The Bank sometimes makes modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of collateral.

The Bank considers a loan forborne when such modifications are provided as a result of the borrower’s present or expected financial difficulties and the Bank would not have agreed to them if the borrower had been financially healthy. Indicators of financial difficulties include defaults on covenants, or significant concerns raised by the Risk Management Department. Forbearance may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, any impairment is measured using the original EIR as calculated before the modification of terms. It is the Bank’s policy to monitor forborne loans to help ensure that future payments continue to be likely to occur. Derecognition decisions and classification between Stage 2 and Stage 3 are determined on a case-by-case basis for commercial portfolio and collectively for consumer portfolio. If these procedures identify a loss in relation to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or written off.

From January 1, 2018, when the loan has been renegotiated or modified but not derecognized, the Bank also reassesses whether there has been a significant increase in credit risk. The Bank also considers whether the assets should be classified as Stage 3. Once an asset has been classified as forborne, it will remain in Stage 2 until it is fully collected or considered impaired (Stage 3).

If modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

3.2.4.2.	Policy applicable before January 1, 2018

Before January 1, 2018 allowances were built-up based on estimated loan losses of the credit facilities of the Bank, deriving, among other aspects, from the assessment of the compliance level of debtors and the guarantees that secure the relevant transactions taking into account the provisions of Communiqué “A” 2950 and supplementary provisions of the BCRA and the allowance policies of the Bank.

BANCO MACRO SA AND ITS SUBSIDIARIES

Increases in the reserve were based on the deterioration of the quality of existing loans, while decreases in the reserve were based on improvements in credit risk, regulations requiring the charge off of non-performing loans classified as “non-recoverable, repaid or cured”. The Bank charged-off non-performing loans on the month following the date on which such loans were classified as “irrecoverable without preferred guarantees” and fully provisioned.

In the case of the consumer portfolio, the charge-off took place when the loan was approximately 270 days past due. For the commercial portfolio, the situation depended on the individual evaluation of the credit risk. All charged-off loans were registered in off balance sheet accounts while the Bank continued its collection efforts.

In addition, under Central Bank rules, the Bank recorded recoveries on previously charged-off loans directly to income and recorded the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the consolidated statement of income. The Bank did not partially charge off troubled loans until final disposition of the loan, rather, the allowance was maintained on a loan-by-loan basis for its estimated settlement value.

The Bank’s consumer portfolio consists principally of personal loans and credit card loans. Personal loans include mainly financing granted to clients under the “Plan Sueldo” payroll services. Clients enrolled in this type of services receive their wages directly through their accounts at the Bank. Payments on such loans are debited directly from the clients’ wages on the due date. The most significant factors affecting the Bank´s consumer portfolio’s credit risk are employment rates and real wages.

The Bank’s commercial portfolio is currently diversified among clients of different size (small, medium-sized businesses and corporations) and who are active in different economic sectors (mainly the agricultural, food, services and construction sectors). The risks associated with this portfolio are principally related to the specific economic performance of each individual client and to economic factors, such as the price and demand of products and services and competitiveness, among others.

The Bank implements monitoring, control and risk-management systems to maintain the credit risk of its loan portfolios at adequate levels.

Under Central Bank rules, a minimum loan loss reserve was calculated primarily based upon the classification of commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for consumer and housing loan borrowers. Although the Bank was required to follow the methodology and guidelines for determining the minimum loan loss reserve, as set forth by the Central Bank, the Bank was also allowed by the Central Bank to establish additional loan loss reserve and changes in classification of debtors, as the case maybe, based on the Bank’s risk management policy. The Risk Management Committee decided to increase the amount of the allowance for loan losses by establishing additional allowances after assessing the portfolio risk, basing its decision for example in the analysis macroeconomic conditions.

For commercial loans, the Bank was required to classify all commercial loan borrowers. In order to classify them, the Bank must consider different parameters related to each of those customers.

Pursuant to Central Bank regulations, commercial loans were classified as follows:

Classification	Criteria
In normal situation	Borrowers for whom there is no doubt as to their ability to comply with their payment obligations.

Subject to special monitoring/Under observation	Borrowers that, among other criteria, are up to 30 days past due and, although considered to be able to meet all their financial obligations, are sensitive to changes that could compromise their ability to honor debts absent timely corrective measures.

Subject to special monitoring / Under negotiation or refinancing agreement	Borrowers who are unable to comply with their obligations as agreed with the Bank and, therefore, formally state, within 60 calendar days after the maturity date, their intention to refinance such debts, among others requirements.

BANCO MACRO SA AND ITS SUBSIDIARIES

Classification	Criteria
Troubled	Borrowers with difficulties honoring their financial obligations under the loan on a regular basis, which, if uncorrected, may result in losses to the Bank.

With high risk of insolvency	Borrowers who are highly unlikely to honor their financial obligations under the loan.

Irrecoverable	Loans classified as irrecoverable at the time they are reviewed (although the possibility might exist that such loans might be collected in the future). The borrower will not meet its financial obligations with the Bank.

Irrecoverable according to Central Bank Rules	(a) Borrower has defaulted on its payment obligations under a loan for more than 180 calendar days according to the corresponding report provided by the Central Bank, which report includes (1) financial institutions liquidated by the Central Bank, (2) residual entities created as a result of the privatization of public financial institutions, or in the privatization or dissolution process, (3) financial institutions whose licenses have been revoked by the Central Bank and find themselves subject to judicial liquidation or bankruptcy proceedings and (4) trusts in which Seguro de Depósitos S.A. (SEDESA) is a beneficiary, and/or (b) certain kinds of foreign borrowers (including banks or other financial institutions that are not subject to the supervision of the Central Bank or similar authority of the country in which they are incorporated) that are not classified as “investment grade” by any of the rating agencies approved by the Central Bank.

For consumer loan portfolio, the Bank classified loans based upon delinquency aging, consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank were also applied to the totals in each loan classification.

Under the Central Bank regulations, consumer and housing borrowers were classified as follows:

Classification	Criteria
Performing	If all payments on loans are current or less than 31 calendar days overdue and, in the case of checking account overdrafts, less than 61 calendar days overdue.

Low Risk	Loans upon which payment obligations are overdue for a period of more than 31 and up to 90 calendar days.

Medium Risk	Loans upon which payment obligations are overdue for a period of more than 90 and up to 180 calendar days.

High Risk	Loans in respect of which a legal action seeking collection has been filed or loans having payment obligations overdue for more than 180 calendar days, but less than 365 calendar days.

Irrecoverable	Loans in which payment obligations are more than one year overdue or the debtor is insolvent or in bankruptcy or liquidation.

Irrecoverable according to Central Bank Rules	Same criteria as for commercial loans in the Irrecoverable according to Central Bank Rules.

3.2.4.3.	Transition disclosure

The transitional exemption mentioned in point E2 of IFRS 1 enables the Bank to present comparative information under the previous applicable rules instead of under IFRS7 and IFRS 9 on the first year of application of IFRS 9. Therefore, the Bank measured the allowances for financial instruments as of December 31, 2017 and January 1, 2017 in accordance with Central Bank rules. The following pages set out the impact of replacing allowances under Central Bank rules with IFRS 9’s ECLs on the statement of financial position and retained earnings.

The impact of transition to IFRS 9 on retained earnings is, as follows:

Retained earnings
Closing balance under BCRA rules (December 31, 2017)	3,476,786
Recognition of IFRS 9 ECLs	(29,435)
Deferred tax in relation to the above	8,831

Opening balance under IFRS 9’S ECL (January 1, 2018)	3,456,182

Total change in equity due to adopting IFRS 9’s ECL	(20,604)

BANCO MACRO SA AND ITS SUBSIDIARIES

The following table reconciles the aggregate opening allowances and provisions for financial instruments in accordance with Central Bank rules to the ECL allowances under IFRS 9. Further details are disclosed in note 9.

	Credit loss provision under BCRA rules	Re - measurement	ECL under IFRS 9 as of January 1, 2018
Impairment allowance for
Loans and other financing	3,937,321	25,481	3,962,802
Other Debt Securities at amortized cost		58	58

Subtotal	3,937,321	25,539	3,962,860

Letters of credit		3,536	3,536
Guarantees and other commitments		360	360

Subtotal		3,896	3,896

Total	3,937,321	29,435	3,966,756

3.2.5	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the statement of income as “Interest expense”.

Within other financial liabilities we included guarantees granted and eventual liabilities, which must be disclosed in the notes to the financial statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amortized commission and the best estimate of the disbursement required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liabilities related to a financial guarantee was recognized as income. The commission received has been recognized as “Commissions income” in the consolidated statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

3.2.6	Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank with intermediation purposes on its own account. The originated income was allocated in the statement of income as “Net income for measurement of financial instruments at fair value through profit or loss”.

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

BANCO MACRO SA AND ITS SUBSIDIARIES

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes in a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original effective interest rate and recognizes profit or loss from modification.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged or cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the statement of income as “Other operating income”.

Reclassification of financial assets and liabilities

The Bank does not reclassify its financial assets after the initial recognition thereof, except under extraordinary circumstances when it changes its business model for managing financial assets, as a result of external or internal changes significant to the Bank’s transactions. Financial liabilities are never reclassified. As of December 31, 2018 and 2017 and January 1, 2017, the Bank has not significant reclassification.

3.3	Financial Leases

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to accrue. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return and is recognized in the consolidated statement of income as “Interest income”. Losses originated for impairment are included in the consolidated statement of income as “Credit loss expense on financial assets” and in note 9 to these consolidated financial statements.

3.4	Investment in associates and joint arrangements

An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof. Investments in associates were recognized through the equity method and they were initially recognized at cost. The Bank’s share in the profits or losses after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition were accounted for in the consolidated statement of other comprehensive income.

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that the same are joint ventures. Investments in joint ventures were recognized using the equity method described in the paragraph above. See also note 14.

BANCO MACRO SA AND ITS SUBSIDIARIES

3.5	Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item, taking into account the considerations mentioned in the section “First-time Adoption of IFRS” of this note for the real property owned by the Bank. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

As nonmonetary assets, this item was restated to reflect the inflation adjustments (see section “Measuring unit”), unless for real properties at the transition date (January 1, 2017), that the deemed cost was used as explained in the abovementioned paragraph and adjusted as from such date.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely on the acquisition month of the assets and not on the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation and amortization of fixed assets”.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

3.6	Intangible Assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

For internally generated intangible assets, only disbursements related with development are capitalized while the other disbursements are not be capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.

As a non monetary asset, this item was restated to reflect the inflation adjustments. See also section “Measuring unit”.

Useful lives of intangible assets may be finite or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives, and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation and amortization of fixed assets”.

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has not intangible assets with indefinite useful lives.

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in the Statement of income when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	how the intangible asset will generate probable future economic benefits,

•	the availability of adequate resources to complete the development, and

BANCO MACRO SA AND ITS SUBSIDIARIES

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the statement of income as “Depreciation and amortization of fixed assets”. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.7	Investment Property

We included certain real property that the Bank holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model and as non monetary assets they were restated for inflation as described in note 3.5 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of the retirement or disposal as “other operating income”.

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value at the date of change in use. If an item of property, plant and equipment becomes an investment property the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

3.8	Non-current Assets Held for Sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.

Profit or loss generated in the sale of assets held for sale is recorded in the statement of income as “other operating income”.

3.9	Impairment of Non-financial Assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. To the date of these consolidated financial statements, there is no evidence of impairment of non-financial assets.

3.10	Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e., it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

BANCO MACRO SA AND ITS SUBSIDIARIES

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each fiscal year.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate. In addition, provisions are recognized with specific allocation to be used only for the expenditures for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

3.11	Recognition of income and expenses

The Bank recognized its streams of income and expenses as is explained below, in accordance with IFRS 9 and 15. The majority of Bank’s income and expenses are related to financial instruments, in general recorded using the effective interest method. The remaining income and expenses are recorded depending on the period in which the performance obligation is satisfied. In notes 28 to 31 are disclosed the streams and amounts for the years ended in December 31, 2018 and 2017.

3.11.1	Revenue from interests income and interests expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

3.11.2	Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the effective interest rate thereof.

3.11.3	Service commissions

These revenues are recognized when (or to the extent) the Bank satisfies each performance obligation by transferring promised services for an amount that reflects the consideration to which the Bank expects to be entitled in exchange for such services.

At each contract inception, the Bank assess the services promised in a contract and identifies as a performance obligation, each promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer.

3.11.4	Non-financial revenue and expenses

These items are recognized according to the recognition criteria established in the conceptual Framework, as for example revenues should be accrued.

3.12	Customer Loyalty Program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

BANCO MACRO SA AND ITS SUBSIDIARIES

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the Reward), it is worthwhile to mention that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in the section “Accounting judgments, estimates and assumptions” in this note.

3.13	Income Tax and Minimum Presumed Income Tax

3.13.1	Income Tax

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

•

Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group, which were assessed, in each case, by applying the tax rate to the taxable income, in accordance with the Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

•

Deferred income tax: it is assessed based on the individual financial statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to the taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

On December 29, 2017 the Argentine Executive Power passed and put into effect the Tax Reform Act which, among other things, reduces the corporate rate of income tax applicable to corporate retained earnings and impacts on the measurement of deferred tax assets and liabilities. This reduction in the corporate rate of income shall be implemented gradually over the next four years dropping from the 35% rate applicable for and including the fiscal year 2017, to a 25% rate in 2020. The effects thereof shall be considered from the deferred taxes assessed as of December 31, 2017, as follows: if reverse shall occur from January 1, 2018 and up to December 31, 2019, the applicable tax rate is 30% and if reversion shall occur from January 1, 2020 onwards, the applicable tax rate is 25%. In addition, through this tax reform the Government introduced changes in connection with the balancing tax, tax adjustment for inflation, treatment of acquisitions and investments made from January 1, 2018, tax revaluation and employer contributions among other issues.

3.13.2.	Minimum Presumed Income Tax

In the fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, and taking into account the provisions of Law No. 27,260, such tax is effective through the fiscal years ending up to and including December 31, 2018. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment applicable on the potential income of certain production assets at a 1% rate. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. In the case of entities subject to the Financial Entities Act, the above mentioned Law provides that such entities shall consider as taxable basis for the minimum presumed income tax 20% of their taxable assets after deducting those defined as non-taxable assets.

BANCO MACRO SA AND ITS SUBSIDIARIES

However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2018 and 2017, the amounts recognized for income tax exceeded those assessed for minimum presumed income tax for those same fiscal years. See also note 27.

3.14	Earning/Loss per share

Basic earning/loss per share shall be calculated by dividing Net profit/loss attributable to parent´s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 40.

3.15	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and the income on them are not included in these consolidated financial statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the statement of income. See also notes 43, 44 and 47.

Accounting judgments, estimates and assumptions

The preparation of these consolidated Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

In certain cases, the financial statements prepared in accordance IFRS, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, we have used them as basis for valuation. When prices in active markets are not available, the Bank estimated those values as values based on the best available information, including the use of models and other assessment techniques.

In estimating accrued taxes, the Bank assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

In the normal course of business, the Bank is a party to lawsuits of various types. In note 48, are disclosed contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.

As to the customer loyalty program, the Bank estimates the fair value of the points awarded to customers under the “Macropremia” program by applying statistics techniques. The data that feed the models include assumptions regarding exchange percentages, the product combinations available for exchange in the future and customers’ preferences.

Additionally, the measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances.

BANCO MACRO SA AND ITS SUBSIDIARIES

First-time adoption of IFRS

IFRS requires the presentation of the following reconciliations:

•

between the Bank’s shareholders’ equity determined in accordance with BCRA standards and the Bank’s shareholders’ equity determined in accordance IFRS, as of January 1, 2017 (date of transition) and December 31, 2017; and

•	between the net income determined in accordance with BCRA standards for the fiscal year ended December 31, 2017 and the total comprehensive income determined in accordance with IFRS to the same date.

In preparing these reconciliations, the Bank’s Management considered the IFRSs that are applicable to the preparation of these consolidated financial statements that are the first annual consolidated financial statements that are presented in accordance with IFRS, but applying the exceptions and exemptions under IFRS 1 described below:

•	Optional exemptions

•	Business combinations:

The Bank decided not to apply IFRS 3 “Business Combinations” retroactively to the acquisition of subsidiaries (that are deemed businesses), investments in associates and interests in joint ventures occurred before January 1, 2017 (date of transition).

Using this exemption implies that the carrying amounts of assets and liabilities measured pursuant to the BCRA standards, and that must be recognized in accordance to the IFRSs, are the cost thereof attributed as of the acquisition date. After the acquisition date, measurements shall be made in accordance with the IFRS. Assets and liabilities that do not qualify to be recognized as such according to the IFRSs are excluded from the opening statement of financial position. In this sense, no previous amount which would have been recognized according to the BCRA standards was excluded and no amount which was not previously recognized has been recognized, pursuant to the BCRA standards. IFRS 1 also establishes that the carrying amount of goodwill measured according to the BCRA standards shall be included in the opening statement of financial position, regardless of the adjustments for impairment and for recognition or derecognition of certain intangible assets that qualify or not to be recognized as such according to IAS 38 “Intangible Assets”.

•	Use of fair value as deemed cost for an item of property, plant and equipment and investment properties:

Properties and properties under construction were measured in the opening statement of financial position as of January 1, 2017 (date of transition) at fair value, determined on the basis of valuations made to such date by an independent appraiser who holds a recognized and relevant professional qualification. The Bank chose to use these values as carrying amount at the date of transition. After the date of transition, measurement of items of property, plant and equipment and investment property were made in accordance with IAS 16 “Property, Plant and Equipment” and IAS 40, respectively. To such effect, the Bank has chosen the cost model provided for under such standards.

•	Accumulated translation differences:

The Bank decided to consider as zero accumulated currency translation differences as of January 1, 2017 (date of transition), for the foreign subsidiary Macro Bank Limited.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Fair value measurement of financial assets at initial recognition:

For the presentation of the carrying amounts at the date of transition, related to the acquisition of loan portfolio, the Bank decided to go for the exemption contemplated in paragraph D of IFRS 1 and recognized prospectively the cost of transactions related to such acquisitions.

•	Allowances:

The Bank applied the short them exception E2 of IFRS 1, and measured the allowances of financial instruments as of December 31, 2017 and January 1, 2017 in accordance with BCRA rules.

The Bank has not used other optional exemptions available under IFRS 1.

•	Obligatory exceptions

•	Estimates

The significant accounting judgments, estimates and assumptions made by the Bank’s Management to determine the amounts according to the IFRS as of January 1, 2017 (date of transition), and as of December 31, 2017, were consistent with those made as of the same dates according to the previous BCRA standards and reflect the current conditions as of the respective dates.

•	Non-controlling interests

The total comprehensive income of subsidiaries was attributed to the owners of the parent company and to the non-controlling interests, from January 1, 2017 (date of transition).

Reconciliations required

•	Reconciliation of consolidated equity as of January 1, 2017 (date of transition).

	Previous amounts-BCRA Standards (1) (2)	Reclassifications (1)	Adjustments (1) (3)	Total (1)	Inflation adjustments	Amounts according IFRS
Assets
Cash and Deposits in Banks	36,089,156	(102,997)		35,986,159	30,320,209	66,306,368
Government and private securities	19,846,269	(19,846,269)
Loans	87,973,007	(87,973,007)
Other receivables from financial intermediation	5,313,607	(5,313,607)
Receivables from financial leases	370,152	(370,152)
Investment in associates and joint arrangements	11,352	48,886	64,030	124,268	104,702	228,970
Other receivables	1,277,081	(1,277,081)
Property, Plant and Equipment	1,460,092	1,208,825	4,560,495	7,229,412	6,724,271	13,953,683
Other assets	1,980,746	(1,980,746)
Intangible assets	664,072	(70,131)	(7,026)	586,915	919,377	1,506,292
Items pending allocation	13,426	(13,426)
Debt securities at fair value through profit or loss		332,291	190	332,481	280,132	612,613
Derivative Financial Instruments		9,721		9,721	8,190	17,911
Repo transactions		19,124		19,124	16,113	35,237
Other financial assets		1,105,513		1,105,513	931,453	2,036,966
Loans and other financing		88,635,022	(244,376)	88,390,646	74,473,720	162,864,366
Other Debt securities		20,381,467	14,032	20,395,499	17,184,270	37,579,769
Financial Assets delivered as guarantee		3,690,694		3,690,694	3,109,602	6,800,296
Equity Instruments at fair value through profit or loss		325,505	81,363	406,868	342,807	749,675
Other Non Financial Assets		945,950	52,757	998,707	1,162,430	2,161,137
Non current assets held for sale		86,940	7,648	94,588	79,695	174,283

Total Assets	154,998,960	(157,478)	4,529,113	159,370,595	135,656,971	295,027,566

BANCO MACRO SA AND ITS SUBSIDIARIES

	Previous amounts-BCRA Standards (1) (2)	Reclassifications (1)	Adjustments (1) (3)	Total (1)	Inflation adjustments	Amounts according IFRS
Liabilities
Deposits	111,939,740	(76,935)		111,862,805	94,250,223	206,113,028
Other liabilities from financial intermediation	10,528,503	(10,528,503)
Other liabilities	3,482,907	(3,482,907)
Provisions	335,007			335,007	282,261	617,268
Subordinated Corporate Bonds	6,407,840		(31,303)	6,376,537	5,372,564	11,749,101
Items pending allocation	16,266	(16,266)
Minority interest in subsidiaries	182,799	(182,799)
Repo transactions		1,095,634		1,095,634	923,129	2,018,763
Other financial liabilities		6,341,674		6,341,674	5,343,190	11,684,864
Financing received from the BCRA and other financial entities		260,458		260,458	219,449	479,907
Issued Corporate Bonds		1,684,893	(257)	1,684,636	1,419,394	3,104,030
Current Income Tax Liabilities		1,749,800		1,749,800	1,474,297	3,224,097
Deferred Income Tax Liabilities			1,321,393	1,321,393	1,595,976	2,917,369
Other Non Financial Liabilities		2,814,674	349,485	3,164,159	2,665,969	5,830,128

Total Liabilities	132,893,062	(340,277)	1,639,318	134,192,103	113,546,452	247,738,555

Shareholder’ Equity
Capital Stock	584,563			584,563		584,563
Additional paid-in capital	399,499			399,499	3,050,565	3,450,064
Adjustments to Shareholders’ Equity	4,511			4,511	6,301,825	6,306,336
Earnings Reserved	14,384,820			14,384,820	12,119,959	26,504,779
Unappropriated Retained Earnings	6,732,505		2,799,084	9,531,589	403,431	9,935,020
Other Comprehensive Income / (loss)			65,711	65,711	55,364	121,075

Net Shareholders’ attributable to the owners of the parent company	22,105,898		2,864,795	24,970,693	21,931,144	46,901,837
Net Shareholders’ attributable to the non-controlling interests		182,799	25,000	207,799	179,375	387,174

Total Shareholders’ equity	22,105,898	182,799	2,889,795	25,178,492	22,110,519	47,289,011

(1)	These amounts are not restated for inflation.
(2)	These amounts derived from previous issued consolidated financial statements.
(3)	Related to IFRS adjustments.

•	Reconciliation of consolidated equity as of December 31, 2017.

Items	Previous amounts-BCRA Standards (1) (2)	Reclassifications (1)	Adjustments (1) (3)	Total (1)	Inflation adjustments	Amounts according to IFRS
Assets
Cash and Deposits in Banks	34,267,560	1,294,014		35,561,574	16,943,523	52,505,097
Government and private securities	36,624,640	(36,624,640)
Loans	132,000,226	(132,000,226)
Other receivables from financial intermediation	13,000,735	(13,000,735)
Receivables from financial leases	587,486	(587,486)
Investment in associates and joint arrangements	128,845	71,469	18,633	218,947	104,318	323,265
Other receivables	2,068,724	(2,068,724)
Property, Plant and Equipment	1,622,184	2,014,432	4,556,825	8,193,441	7,012,341	15,205,782
Other assets	3,018,753	(3,018,753)
Intangible assets	883,847	(53,207)	(2,618)	828,022	798,231	1,626,253
Items pending allocation	39,704	(39,704)
Debt securities at fair value through profit or loss		1,085,120	908	1,086,028	517,444	1,603,472
Derivative Financial Instruments		5,191	3,037	8,228	3,921	12,149
Repo transactions		1,419,808		1,419,808	676,476	2,096,284
Other financial assets		2,272,679		2,272,679	1,082,828	3,355,507
Loans and other financing		132,956,818	(298,144)	132,658,674	63,206,004	195,864,678
Other Debt securities		34,719,499	(15,734)	34,703,765	16,534,815	51,238,580
Financial Assets delivered as guarantee		7,638,352		7,638,352	3,639,339	11,277,691
Equity Instruments at fair value through profit or loss		246,343	36,316	282,659	134,675	417,334

BANCO MACRO SA AND ITS SUBSIDIARIES

Items	Previous amounts-BCRA Standards (1) (2)	Reclassifications (1)	Adjustments (1) (3)	Total (1)	Inflation adjustments	Amounts according to IFRS
Assets (contd.)
Other Non Financial Assets		1,174,456	64,785	1,239,241	934,955	2,174,196
Deferred Income Tax Assets			27,762	27,762	(26,513)	1,249
Non current assets held for sale		191,237	8,653	199,890	168,439	368,329

Total Assets	224,242,704	(2,304,057)	4,400,423	226,339,070	111,730,796	338,069,866

Liabilities
Deposits	144,225,921	(96,744)		144,129,177	68,671,194	212,800,371
Other liabilities from financial intermediation	22,560,819	(22,560,819)
Other liabilities	5,838,839	(5,838,839)
Provisions	694,919			694,919	331,098	1,026,017
Subordinated Corporate Bonds	7,589,940		(24,181)	7,565,759	3,604,750	11,170,509
Items pending allocation	27,138	(27,138)
Minority interest in subsidiaries	174,581	(174,581)
Liabilities at fair value through profit or loss		6,354	96	6,450	3,073	9,523
Derivative Financial Instruments		14,751	8,356	23,107	11,009	34,116
Repo transactions		2,688,093		2,688,093	1,280,758	3,968,851
Other financial liabilities		10,561,203		10,561,203	5,031,948	15,593,151
Financing received from the BCRA and other financial entities		1,174,111		1,174,111	559,413	1,733,524
Issued Corporate Bonds		4,739,614	(27,398)	4,712,216	2,245,163	6,957,379
Current Income Tax Liabilities		3,975,320		3,975,320	1,894,065	5,869,385
Deferred Income Tax Liabilities			496,849	496,849	1,378,787	1,875,636
Other Non Financial Liabilities		3,060,037	515,964	3,576,001	1,703,809	5,279,810

Total Liabilities	181,112,157	(2,478,638)	969,686	179,603,205	86,715,067	266,318,272

Shareholder’ Equity
Capital Stock	669,663			669,663		669,663
Additional paid-in capital	12,704,215		(275,754)	12,428,461	10,837,762	23,266,223
Adjustments to Shareholders’ Equity	4,511			4,511	6,356,604	6,361,115
Earnings Reserved	20,363,386			20,363,386	17,263,570	37,626,956
Unappropriated Retained Earnings			2,799,084	2,799,084	(5,261,105)	(2,462,021)
Other Comprehensive Income / (loss)			204,560	204,560	(163,704)	40,856
Income for the fiscal year	9,388,772		676,586	10,065,358	(4,126,551)	5,938,807

Net Shareholders’ attributable to the owners of the parent company	43,130,547		3,404,476	46,535,023	24,906,576	71,441,599
Net Shareholders’ attributable to the non-controlling interests		174,581	26,261	200,842	109,153	309,995

Total Shareholder’s equity	43,130,547	174,581	3,430,737	46,735,865	25,015,729	71,751,594

(1)	These amounts are not restated for inflation.
(2)	These amounts derived from previous issued consolidated financial statements.
(3)	Related to IFRS adjustments.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Reconciliation of consolidated income and other comprehensive income for fiscal year ended December 31, 2017.

Items	Previous amounts- BCRA Standards (1) (2)	Reclassifications (1)	Adjustments (1) (3)	Total (1)	Inflation adjustments	Amounts according to IFRS
Financial income	36,500,040	(36,500,040)
Financial expense	(13,545,381)	13,545,381
Credit loss expense on financial assets	(1,595,201)	667		(1,594,534)	(1,019,190)	(2,613,724)
Service charge income	10,646,390	(10,646,390)
Service charge expense	(3,342,116)	3,342,116
Administrative expenses	(12,863,015)	8,168,255		(4,694,760)	(2,937,138)	(7,631,898)
Other
Non controlling interest	(84,775)	84,775
Other income	905,828	(905,828)
Other expense	(1,448,814)	1,448,814
Income tax on continuing operations	(5,784,184)	5,784,184
Interest income		34,627,876	(33,158)	34,594,718	21,231,977	55,826,695
Interest expense		(10,466,547)	20,019	(10,446,528)	(6,525,050)	(16,971,578)
Commissions income		9,205,776	(19,556)	9,186,220	5,801,659	14,987,879
Commissions expense		(682,673)		(682,673)	(431,011)	(1,113,684)
Net income from measurement of financial instruments at fair value through profit or loss		701,508	(109,077)	592,431	352,477	944,908
Profit from sold assets at amortized cost		10,603		10,603	8,282	18,885
Difference in quoted prices of gold and foreign currency		1,380,309		1,380,309	872,391	2,252,700
Other operating income		1,706,872	(99,864)	1,607,008	998,376	2,605,384
Employee benefits		(7,581,127)	(114,042)	(7,695,169)	(4,841,107)	(12,536,276)
Depreciation and amortization of fixed assets		(540,838)	(45,407)	(586,245)	(821,086)	(1,407,331)
Other operating expense		(6,989,981)	205,754	(6,784,227)	(4,220,871)	(11,005,098)
Income from associates and joint arrangements		177,988	18,633	196,621	93,682	290,303
Income tax on continuing operations		(5,786,925)	854,964	(4,931,961)	(3,476,847)	(8,408,808)
Loss on net monetary position					(9,218,751)	(9,218,751)

Net income / (loss) for the fiscal year	9,388,772	84,775	678,266	10,151,813	(4,132,207)	6,019,606

Other comprehensive income / (loss)
Foreign currency translation differences for the fiscal year			137,148	137,148	(200,299)	(63,151)
Profit / (loss) for the fiscal year from financial instruments at fair value through OCI			1,279	1,279	(19,088)	(17,809)

Total comprehensive income / (loss)	9,388,772	84,775	816,693	10,290,240	(4,351,594)	5,938,646

Comprehensive income / (loss) for the fiscal year attributable to owners of the Parent company	9,388,772		815,435	10,204,207	(4,345,619)	5,858,588
Comprehensive income / (loss) for the fiscal year attributable to non-controlling interest		84,775	1,258	86,033	(5,975)	80,058

(1)	These amounts are not restated for inflation.
(2)	These amounts derived from previous issued consolidated financial statements.
(3)	Related to IFRS adjustments.

Explanatory notes to the adjustments on transition to IFRS

This section includes a brief description of the main adjustments on transition to the standards established by IFRS affecting equity as of January 1, 2017 (date of transition) and as of December 31, 2017, and the consolidated income and other comprehensive income for the fiscal year ended December 31, 2017, and which arise from comparing the accounting policies applied by the Bank to the preparation of the Financial statements up to the end of the previous fiscal year ended December 31, 2017 (BCRA standards) and the accounting policies applied by the Bank to the preparation of the financial statements from the fiscal year beginning on January 1, 2018 onwards.

BANCO MACRO SA AND ITS SUBSIDIARIES

Debt securities

Adjustments in this accounting item arise mainly when the valuation established for each business model into which holdings were classified, differs from the valuation established by the BCRA standards. The adjustments that arise from the new measurement policy of these kind of financial instruments impact mainly in “Interest income”, “Net measurement of financial instruments at fair value through profit or loss” and “Profit / (loss) for the fiscal year from financial instruments at fair value through OCI”.

In addition, the Bank carried out repo transactions of which, under BCRA standards, the underlying assets should be recognized as assets of the Bank. Under IFRS, these assets received from third parties do not meet the requirements to be recognized as such.

Furthermore, the Bank received security deposits of securities which, under BCRA standards, implied recognition of such security within this accounting item against a liability for deposits for the principal plus the agreed upon interest and the quoting difference, which was accounted for in Deposits. According to IFRS 9, these transactions neither imply the recognition of the asset nor the offset in liabilities. In addition, interest accrued were reclassified from “Interest expense” to “Commissions expense”.

Loans and other financing

The Bank’s loan portfolio was generated in a business model structure intended principally to receive contractual cash flows (composed of principal and interest). Under IFRS 9, the loan portfolio shall be measured at amortized cost, measuring it at the beginning at fair value, using the effective interest method, which implies that the commissions charged and the direct incremental costs related to the granting of such financing facilities shall be deferred and recognized over the term of the financing facility.

Under BCRA standards, interests were accrued on the basis of exponential distribution in the periods in which they were generated and the commissions were charged and the direct costs were recognized at the time they were generated.

Furthermore, loan portfolio acquisitions made by the Bank were measured for in accordance with such IFRS, recognizing such acquired loan portfolios at fair value at the date of acquisition. Under BCRA standards, these transactions were recognized at their contractual value.

The adjustments that arise from the new measurement policy mainly impact in “Interest income”.

Equity instruments at fair value through profit or loss

The contributions to risk funds of Reciprocal Guarantee Companies (SGR, for its acronym in Spanish) in which the Bank participates, do not meet the financial asset individual test, therefore they are not included in the Bank’s business model and were measured at their fair value through profit or loss.

As to those companies in which the Bank has no control or significant influence, such companies were recognized at the best approximation to the fair value through profit or loss according to IFRS 9. Under BCRA standards, these approximations were recognized at cost, plus the nominal value of any dividends received on shares.

The adjustments that arise from the new measurement policy of these kind of financial instruments impact mainly in “Net measurement of financial instruments at fair value through profit or loss”.

Non-financial assets

Under IFRS 15 “Revenue from Contracts with Customers”, the Bank included Contract Assets for commissions charged for the subscription to one of the Bank’s customer loyalty programs. In such program, the only performance obligation contemplated in the contract is the one that requires the Bank to contact its customer with a recognized airline. As consideration for this service, the Bank receives a membership fee.

Investments in associates and joint ventures

The Bank holds interests in UTEs (joint ventures), which according to IFRS 11 are accounted for using the equity method. Under BCRA standards, the Bank used the proportional consolidation method.

BANCO MACRO SA AND ITS SUBSIDIARIES

Property, plant and equipment and investment property

For the presentation of the carrying amount to the date of transition the Bank used the exemption contemplated under “Optional exemptions”, which implied using the fair value as a deemed cost. In order to determine such fair value, the Bank used valuations for all real properties.

Since the Bank chose the cost model, the new cost of acquisition according to the IFRSs implied an increase in depreciations.

Intangible assets

Under IAS 38, intangible assets shall be measured at cost. Under BCRA standards, the Bank capitalized certain software costs and other organizational expenses, which according to the above mentioned IAS the Bank should have not recognized as intangible assets and, therefore, were accounted for in profit or loss for the fiscal year.

Corporate Bonds

The Bank issued subordinated and unsubordinated Corporate Bonds that, according to IFRS 9, were measured at amortized cost, using the effective interest method, which implied having to account for lesser liabilities the direct issuance expenses. Under BCRA standards, such Corporate Bonds were measured in accordance with the unpaid balance of principal and accrued interest and the expenses were accounted for in profit or loss at the time they were generated.

The adjustment that arise from the new measurement policy of these kind of financial instruments impact mainly in “Interest expense”.

Assets and liabilities for deferred income tax

According to IAS 12 “Income Tax”, the Bank recognize (i) the part of the current tax that is expected to be paid or recovered and (ii) the deferred tax that is the tax the Bank expects to settle or recover of Income Tax, for the accumulated tax losses and the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Under BCRA standards, the Bank assessed income tax applying the rate in force to the expected taxable profit, without taking into account the effect of the temporary differences between the carrying amount and its tax base.

As a consequence of the inflation adjustment purposes, the restatement of nonmonetary assets generates a taxable temporary difference and a deferred income tax liability was recognized.

Other nonfinancial liabilities

According to IFRS 15, the Bank recognized income arising in the course of its ordinary activities so that they represent the transfer of services promised to customers in exchange for an amount that reflects the consideration the Bank expects to have the right to receive in exchange for such services.

In addition, and under IAS 19 “Employee Benefits”, vacations are considered as irrevocable accumulating paid absences and shall be measured at the expected cost of such absences, based on the additional amount that the Bank expects to pay for such paid absences multiplied by the number of days accumulated in favor of the employees and unused at the end of the reporting period. Under BCRA standards, charges for paid vacations were accounted for at the time the personnel used such benefit, i.e., when vacations were paid. The adjustment that arise from the new measurement policy impacts in “Employee benefits”.

Capital stock – Stock issuance premium

Under IAS 32 “Financial Instruments: Presentation”, the costs incurred by the Bank with respect to the issuance of capital stock are accounted for as a deduction of the amount of such instrument, provided they are incremental costs directly attributable to such equity transaction, which would have been avoided if such transaction had not taken place. According to BCRA standards, the Bank recognized such costs in profit or loss.

Foreign currency translation

Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Bank recognized and reclassified foreign exchange translation differences, with respect to the Bank’s interest in a foreign subsidiary. The Bank used the voluntary exemption under paragraph D of IFRS 1 “First-time Adoption of IFRS” and did not recognize the translation differences accumulated as of the beginning of the date of transition.

BANCO MACRO SA AND ITS SUBSIDIARIES

Explanation of material adjustments in the Statement of Cash Flows

•	Preparation method: the Bank chooses the Direct Method, except for the presentation of cash flows from operating activities, for which it shall use the indirect method.

•

Cash: (i) it does not include the cash of UTEs, since under IFRS such balances are recognized using the proportional equity method and under BCRA standards UTEs are recognized using the proportional consolidation method; (ii) the Bank incorporated foreign currency purchase and sale spot transactions previously not included in the Statement of Cash Flows under BCRA standards.

•

Cash equivalents: according with the accounting policy established by the Bank for cash equivalents, the issuer must be the National Government or the BCRA and they must have maturity periods of 90 days or less from the purchase date, whereas under BCRA standards cash equivalents should meet the following requirements: they should be subject to insignificant risks regarding change of value and have maturity periods of 90 days or less from the purchase date.

New pronouncements

The standards that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective:

•

IFRS 16 “Leases”: such standard eliminates the dual accounting method for lessees that distinguishes between finance leases recognized within the Financial statements and operating leases for which future lease payments are not required to be recognized, Instead, it develops a single model, within the balance sheet, which is similar to the present finance lease, As to lessor, the standard maintains the present practice –i.e., lessors keep on classifying leases as finance and operating leases. This standard is applicable to fiscal years beginning on January 1, 2019. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

•

IFRIC 23 “Uncertainty over income tax treatments”. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 “Income tax” when there is uncertainty over income tax treatments. The Bank does not expect that standard to have a material impact on the consolidated financial statements.

•

IFRS 3 “Business Combination” – amendments in definition of a business: the amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect that standard to have a material impact on the consolidated financial statements.

4.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table shows holdings of debt securities at fair value through profit or loss as of December 31, 2018 and 2017 and January 1, 2017:

	Holdings
	12/31/2018		12/31/2017	01/01/2017
	Fair
	value	Book	Book	Book
Name	level	amounts	amounts	amounts
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022	1	169,663	156,330	184,495
Debt Securities of Province of Río Negro in pesos - Badlar Private + 500 basis point - Maturity: 07-06-2020	2	122,869	416,185
National treasury bills capitalized in pesos - Maturity: 01-31-2019	1	120,690
National treasury bills capitalized in pesos - Maturity: 02-28-2019	1	103,193
Debt Securities of Province of Buenos Aires in pesos - Badlar Private + 375 basis point - Maturity: 04-12-2025	1	82,429
Federal government treasury bonds in pesos - Maturity: 10-03-2021	2	79,622
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	1	77,240		13,143
Federal government bonds in US dollars at 8.75% - Maturity: 05-07-2024	1	61,833	13,191
International bonds of the Argentina Republic in US dollars at 7.5% - Maturity: 04-22-2026	2	55,358		1,570
Consolidation bonds in pesos 6° Series at 2% - Maturity: 03-15-2024	1	48,396	6	41,067
National treasury bills capitalized in pesos - Maturity: 03-29-2019	1	45,155
Other		276,401	477,357	269,708

Subtotal local government securities		1,242,849	1,063,069	509,983

BANCO MACRO SA AND ITS SUBSIDIARIES

	Holdings
	12/31/2018		12/31/2017	01/01/2017
	Fair
	value	Book	Book	Book
Name (contd.)	level	amounts	amounts	amounts
Private securities
Debt Securities of Financial Trusts Consubond	3	377,725
Debt Securities of Financial Trusts Megabono Series 180 Class A—Maturity: 12-24-2019	3	165,980
Debt Securities of Financial Trusts Agrocap	3	130,735
Debt Securities of Financial Trusts PVCRED Series 038 Class A—Maturity: 08-12-2019	3	112,600
Debt Securities of Financial Trusts Consubond Series 149 Class A—Maturity: 10-25-2019	3	111,017
Debt Securities of Financial Trusts Secubono	3	79,203
Debt Securities of Financial Trusts Chubut Regalías Hidrocarburíferas—Maturity: 07-01-2020	3	48,366	51,576
Debt Securities of Financial Trusts Consubond Series 147 Class A—Maturity: 12-26-2019	3	39,576
Corporate Bonds John Deere Credit financial company Series A Class 016 -Maturity: 04-06-2019	2	38,451
Debt Securities of Financial Trusts Secubono Series 180—Maturity: 11-28-2019	3	34,635
Corporate Bonds Banco de Inversión y Comercio Exterior SA Class 006 -Maturity: 06-27-2020			145,583
Corporate Bonds Province of Buenos Aires Class 2—Maturity: 11-08-2019				19,861
Other		254,110	343,244	82,769

Subtotal local private securities		1,392,398	540,403	102,630

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		2,635,247	1,603,472	612,613

5.	OTHER DEBT SECURITIES

The following table shows holdings of other debt securities as of December 31, 2018 and 2017 and January 1, 2017:

	Holdings
	12/31/2018		12/31/2017	01/01/2017
	Fair
	value	Book	Book	Book
Name	level	amounts	amounts	amounts
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government bonds in US dollars at 8.75%—Maturity: 05-07-2024	1	530,833	492,431	533,894
Discount bonds denominated in pesos at 5.83%—Maturity: 12-31-2033	1	146,446	2,145	2,457,616
International bonds of the Argentina Republic in US dollars at 7.125—Maturity: 06-28-2117	1	81,630
Consolidation bonds in pesos Serie 8°—Maturity: 10-04-2022			73,418	204,689
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%—Maturity: 02-04-2018			16,811	69,842
Treasury Bills in US dollars—Maturity: 03-20-2017				1,454,779
Debt Securities of Province of Buenos Aires Series I Class II—Maturity: 12-06-2019				630,589
Federal government bonds in pesos—Badlar Private + 250 PBS.—Maturity: 03-11-2019				259,593
Province of Neuquén Treasury bills Class 2 Series II—Maturity: 06-06-2018				258,361
Province of Río Negro Treasury bills Class 1 Series VI—Maturiry: 03-15-17				173,456
Other				304,362

Subtotal local government securities		758,909	584,805	6,347,181

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-04-2019	1	15,546,415
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-08-2019	2	13,787,546
Liquidity letters of Central Bank of Argentina in pesos—Maturity 01-02-2019	1	12,404,850
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-03-2019	1	7,926,384
Liquidity letters of Central Bank of Argentina in pesos—Maturity: 01-07-2019	1	5,404,713
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-21-2018			9,350,534
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-17-2018			8,957,070
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-16-2018			8,518,595
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-18-2018			8,307,994
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-21-2018			7,894,139
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017				9,750,192
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-15-2017				5,019,716
Other			5,186,673	13,112,637

Subtotal Central Bank of Argentina Bills		55,069,908	48,215,005	27,882,545

Private securities
Corporate Bonds Telecom Personal SA Series 4—Maturity: 11-16-2018				193,854
Corporate Bonds Telecom Personal SA Series 3—Maturity: 05-16-2018				96,106
Corporate Bonds Genneia SA Class 19—Maturity: 02-16-2017				96,323
Corporate Bonds Albanesi SA Class 2—Maturity: 10-25-2018				39,092
Corporate Bonds Ledesma SA Class 3—Maturity: 04-01-2017				26,404
Corporate Bond Integración Eléctrica Sur Arg. SA Class 4—Maturity: 09-26-2017				24,263
Corporate Bond Banco Hipotecario Series 32—Maturity: 05-30-2017				19,404
Corporate Bonds Arcor SAIC Class 8—Maturity: 06-15-2017				11,529

Subtotal local Private securities				506,975

- Foreign
Government securities
US Treasury Bill – Maturity: 01-13-2019	1	226,836
US Treasury Bill – Maturity: 01-02-2019	1	189,042
US Treasury Bill – Maturity: 01-15-2019	1	188,888
US Treasury Bill – Maturity: 01-18-2018			664,910
US Treasury Bill – Maturity: 01-11-2018			360,248
US Treasury Bill – Maturity: 01-12-2017				788,458
US Treasury Bill – Maturity: 01-05-2017				204,429

Subtotal foreign government securities		604,766	1,025,158	992,887

BANCO MACRO SA AND ITS SUBSIDIARIES

	Holdings
	12/31/2018	12/31/2017	01/01/2017
	Book	Book	Book
Name (contd.)	amounts	amounts	amounts
Private securities
Corporate Bonds Chevron Corp - Maturity: 03-03-2019		27,439	31,379
Corporate Bonds Ford Motor Credit Corp LLC - Maturity: 01-15-2020			34,413
Corporate Bonds The Dow Chemical Corp - Maturity: 05-15-2019			66,932
Corporate Bonds Johnson & Johnson - Maturity: 07-15-2018			31,281
Corporate Bonds Wal Mart Stores - Maturity: 02-01-2019			30,920
Corporate Bonds Microsoft Corp - Maturity: 06-01-2019			30,837
Corporate Bonds Shell Intl Fin - Maturity: 09-22-2019			31,029
Corporate Bonds Celulosa Arauco - Maturity: 07-29-2019			16,474

Subtotal foreign private securities		27,439	273,265

Total Other debt securities measured at fair value through other comprehensive income	56,433,583	49,852,407	36,002,853

Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020	7,991,383
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	157,044	173,415
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		6,304	39,202
Federal government bonds in pesos Badlar + 2.00 - Maturity: 03-28-17			185,597
Bonds Consadep Tucumán - Series 1 in pesos - Maturity: 02-04-2018			5,308

Subtotal local government securities	8,148,427	179,719	230,107

Private securities
Debt Securities of Financial Trust SAT SAPEM - Maturity: 01-10-2019	2,749	11,178	20,283
Debt Securities of Financial Trust provisional Consubond		532,062	517,862
Debt Securities of Financial Trust provisional Secubono		163,228	229,634
Debt Securities of Financial Trust provisional Garbarino		100,502
Debt Securities of Financial Trust provisional Accicom Préstamos Personales		75,360	113,945
Debt Securities of Financial Trust provisional Credicuotas Consumo		74,152	28,300
Debt Securities of Financial Trust provisional Agrocap		68,629
Debt Securities of Financial Trust provisional Mila		48,657	47,256
Debt Securities of Financial Trust provisional Best Consumer Directo		47,447
Debt Securities of Financial Trust provisional Best Consumer Finance		47,374
Other		37,865	389,529

Subtotal local private securities	2,749	1,206,454	1,346,809

Total other debt securities measured at amortized cost	8,151,176	1,386,173	1,576,916

TOTAL OTHER DEBT SECURITIES (*)	64,584,759	51,238,580	37,579,769

(*)	These financial assets are high grade credit risk exposures in stage 1 mainly generated during fiscal year 2018. The related ECL as of December 31, 2018 amounted to 57.

As of December 31, 2018, the unrealized gains and losses from government securities amounted to 5,303 and (94,863), respectively; the unrealized losses related to Central Bank Bills amounted to (260,184). All the amounts mentioned before are net of income tax effects.

6.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table shows holdings of equity instruments at fair value through profit or loss as of December 31, 2018 and 2017 and January 1, 2017:

	Holdings
	12/31/2018		12/31/2017	01/01/2017
	Fair value	Book	Book	Book
Item	level	amounts	amounts	amounts
Equity Instruments at fair value through profit or loss
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA	3	25,078	30,632	7,037
C.O.E.L.S.A	3	4,826	4,500	2,499
Argentina Clearing SA	3	4,569	4,750	4,409
Sedesa	3	3,975	5,771	6,434
Mercado a Término Rosario SA	3	3,663	3,793	3,482
Laboratorios Richmond SACIF	1	1,256	3,489
Provincanje SA	3	758	800	1,857
Sanatorio Las Lomas SA	3	600	596	549
Proin SA	3	513	757	590
El Taura SA	3	185	273	341
Siderar SAIC				197,035
Aluar Aluminio Argentino				145,177
Other		349	356,063	373,529

Subtotal local		45,772	411,424	742,939

- Foreign
Banco Latinoamericano de Comercio Exterior SA	1	4,777	5,445	6,279
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	3	969	465	457

Subtotal foreign		5,746	5,910	6,736

Total Equity Instruments at fair value through profit or loss		51,518	417,334	749,675

BANCO MACRO SA AND ITS SUBSIDIARIES

7.	REPO TRANSACTIONS

Securities sold under agreements to repurchase at a specified future date are not derecognized from the statement of financial position as the Bank retains substantially all of the risks and rewards of ownership. The corresponding cash received is recognized in the consolidated statement of financial position as an asset with a corresponding obligation to return it, including accrued interest as a liability within cash collateral on securities lent and repurchase agreements, reflecting the transaction’s economic substance as a loan to the Bank. The difference between the sale and repurchase prices is treated as interest expense and is accrued over the life of agreement using the effective interest method. When the counterparty has the right to sell or re-pledge the securities, the Bank reclassifies those securities in its statement of financial position to “Financial Assets delivered as guarantee”.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the statement of financial position. The consideration paid, including accrued interest, is recorded in the statement of financial position, within cash collateral on securities borrowed and reverse repurchase agreements, reflecting the transaction’s economic substance as a loan by the Bank. The difference between the purchase and resale prices is recorded in net interest income and is accrued over the life of the agreement using the effective interest method.

If securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded under “Liabilities at fair value through profit or loss”.

As of December 31, 2017 and January 1, 2017 the Bank has agreed repurchase transactions of government and private securities for an amount of 2,096,284 and 35,237, respectively, and are recorded under “Repo Transactions”.

As of December 31, 2018 and 2017 and January 1, 2017 the Bank has agreed reverse repurchase transactions of government and private securities for an amount of 164,469, 3,968,851 and 2,018,763, respectively, and are recorded under “Repo Transactions”. Maturity of the agreed transactions as of December 2018 shall occur during the month of January 2019.

As of December 31, 2018 and 2017 and January 1, 2017, the securities delivered to guarantee the reverse repurchase transactions total 182,448, 4,420,094 and 2,212,958, respectively, and are recorded under “Financial assets delivered as guarantee”, while securities received guarantee repurchased transactions as of December 31, 2017 and January 1, 2017 total 2,349,466 and 35,626, respectively and were recognized as an off balance sheet transaction.

Profits generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2018 and 2017 total 449,871 and 1,119,217, respectively, and were accounted for in “Interest income” in the statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2018 and 2017 total 218,635 and 181,685, respectively, and were recognized in “Interests expense” in the statement of income.

8.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of December 31, 2018 and 2017 and January 1, 2017, the Bank delivered as guarantee the following financial assets:

	Carrying Amount
Description	12/31/2018	12/31/2017	01/01/2017
For transactions with the BCRA	5,719,689	5,914,284	3,858,230
For securities forward contracts	182,448	4,420,094	2,212,958
For guarantee deposits	854,083	943,313	729,108

Total	6,756,220	11,277,691	6,800,296

9.	LOANS AND OTHER FINANCING

9.1.	Exposure to credit risk

	12/31/2018	12/31/2017
Total	183,035,500	199,801,999

Commercial	69,309,152	73,362,164
Consumer	113,726,348	126,439,835

Less: Allowance for ECL/impairment losses	(3,869,037)	(3,937,321)

	179,166,463	195,864,678

BANCO MACRO SA AND ITS SUBSIDIARIES

9.2.	Impairment allowance for loans and other financing

	12/31/2018					12/31/2017
Internal rating grade	Stage 1	Stage 2	Stage 3	Total	%	Total	%
Performing	157,571,202	16,644,155		174,215,357	95,2%	192,402,475	96,3%

High grade	133,031,127	6,188,786		139,219,913		151,424,523
Standard grade	21,804,129	6,517,336		28,321,465		33,043,038
Sub-standard grade	2,735,946	3,938,033		6,673,979		7,934,914

Past Due but no impaired	800,737	4,580,581		5,381,318	2,9%	5,272,395	2,6%

Non- Performing			3,438,825	3,438,825	1,9%	2,127,129	1,1%

Total	158,371,939	21,224,736	3,438,825	183,035,500	100%	199,801,999	100%

	86,5%	11,6%	1,9%	100%

9.2.1.	Commercial

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification. The amounts presented are gross of impairment allowances. Details of the Bank’s internal grading system are explained and policies on whether ECL allowances are calculated on an individual or collective basis are set out in note 50.

	12/31/2018					12/31/2017
	Stage 1	Stage 2	Stage 3
Internal rating grade	Individual	Individual		Total	%	Total	%
Performing	67,170,083	1,015,056		68,185,139	98,4%	72,627,030	99,0%

High grade	56,341,549	249,870		56,591,419		58,819,493
Standard grade	10,643,340	444,557		11,087,897		12,872,225
Sub-standard grade	185,194	320,629		505,823		935,312

Past Due but no impaired						21,497

Non- Performing			1,124,013	1,124,013	1,6%	713,637	1,0%

Total	67,170,083	1,015,056	1,124,013	69,309,152	100%	73,362,164	100%

	96,9%	1,5%	1,6%	100%

	Stage			Total
	1	2	3
Gross Carrying amount as at January 1, 2018	72,362,692	319,235	680,237	73,362,164
New assets originated or purchased	51,953,623	350,121		52,303,744
Assets derecognized or repaid	(26,221,369)	(144,238)	(181,987)	(26,547,594)
Transfers to Stage 1	30,412	2,033	(32,445)
Transfers to Stage 2	(887,208)	887,208
Transfers to Stage 3	(1,034,276)	(98,345)	1,132,621
Amounts Written Off			(87,432)	(87,432)
Monetary effects	(29,033,791)	(300,958)	(386,981)	(29,721,730)

At December 31, 2018	67,170,083	1,015,056	1,124,013	69,309,152

BANCO MACRO SA AND ITS SUBSIDIARIES

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is, as follows:

	Stage
	1	2	3	Total
ECL as at January 1, 2018	351,172	23,978	236,394	611,544

New assets originated or purchased	603,707	61,608		665,315 (*)
Assets derecognized or repaid	(126,734)	(9,658)	(40,524)	(176,916)
Transfers to Stage 1	722	24	(746)
Transfers to Stage 2	(9,572)	9,572
Transfers to Stage 3	(423,005)	(9,746)	432,751
Amounts Written Off			(58,507)	(58,507)
Monetary effects	(128,936)	(18,126)	(141,426)	(288,488)

At December 31, 2018	267,354	57,652	427,942	752,948

(*) It includes the impact on year end ECL of exposure between stages during the year.

9.2.2.	Consumer

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification. The amounts presented are gross of impairment allowances. Details of the Bank’s internal grading system and policies about whether ECL allowances are calculated on an individual or collective basis are set out in note 50.

	12/31/2018					12/31/2017
	Stage 1	Stage 2	Stage 3
Internal rating grade	Collective	Collective		Total	%	Total	%
Performing	90,401,119	15,629,099		106,030,218	93,2%	119,775,445	94,7%

High grade	76,689,578	5,938,916		82,628,494		92,605,030
Standard grade	11,160,789	6,072,779		17,233,568		20,170,813
Sub-standard grade	2,550,752	3,617,404		6,168,156		6,999,602

Past Due but no impaired	800,737	4,580,581		5,381,318	4,7%	5,250,898	4,2%

Non-Performing			2,314,812	2,314,812	2,1%	1,413,492	1,1%

Total	91,201,856	20,209,680	2,314,812	113,726,348	100%	126,439,835	100%

	80,2%	17,8%	2,0%	100%

Consumer	Stage			Total
	1	2	3
Gross Carrying amount as at January 1, 2018	99,547,755	25,478,622	1,413,458	126,439,835

New assets originated or purchased	48,633,030	5,353,249		53,986,279
Assets derecognized or repaid	(13,298,716)	(7,174,139)	(766,780)	(21,239,635)
Transfers to Stage 1	(719,105)	804,810	(85,705)
Transfers to Stage 2	(6,331,116)	5,318,062	1,013,054
Transfers to Stage 3	(975,196)	(941,820)	1,917,016
Amounts Written Off	(92,064)	(183,422)	(387,321)	(662,807)
Monetary effects	(35,562,732)	(8,445,682)	(788,910)	(44,797,324)

At 31 December 2018	91,201,856	20,209,680	2,314,812	113,726,348

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage			Total
	1	2	3
ECL as at January 1, 2018	887,715	1,719,408	744,135	3,351,258
New assets originated or purchased	1,526,589	921,940		2,448,529 (*)
Assets derecognized or repaid	(219,769)	(943,576)	(59,697)	(1,223,042)
Transfers to Stage 1	(186,164)	187,937	(1,773)
Transfers to Stage 2	(65,661)	74,253	(8,592)
Transfers to Stage 3	(851,908)	(115,518)	967,426
Amounts Written Off	(46,614)	(104,222)	(156,915)	(307,751)
Monetary effects	(269,761)	(497,726)	(385,418)	(1,152,905)

At 31 December 2018	774,427	1,242,496	1,099,166	3,116,089

(*) It includes the impact on year end ECL of exposure between stages during the year.

Over the course of 2018, the Bank generated 3,321 and 6,544 from loan portfolio sales in profit or loss, respectively.

An analysis of the changes in the ECL allowances in relation to Commercial and Consumer lending for the fiscal year ended as of December 31, 2017 is as follows:

	Commercial portfolio	Consumer portfolio	Total
As of January 1, 2017	803,369	2,585,862	3,389,231
Increases	276,034	2,571,678	2,847,712
Reversals	(33,732)	(3,554)	(37,286)
Charge off	(15,001)	(1,413,010)	(1,428,011)
Monetary effect	(181,116)	(653,209)	(834,325)

As of December 31, 2017	849,554	3,087,767	3,937,321

The contractual amount outstanding on loans and other financing that have been written off by the Bank as of December 31, 2018 and 2017 that were still subject to enforcement activity was 2,762,951 and 2,134,341, respectively.

10.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the consolidated statement of financial position, since they imply a possible liability for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of December 31, 2018 and 2017 and January 1, 2017, the Bank maintains the following contingent transactions:

	12/31/2018	12/31/2017	01/01/2017
Guarantees granted (*)	940,990	656,323	822,668
Overdraft and unused agreed commitments (*)	634,288	1,098,271	537,924
Letters of credit	256,788	133,286	300,903

Total (**)	1,832,066	1,887,880	1,661,495

(*)

Includes transactions not covered by debtor classification standards. For overdraft and unused agreed commitments, it includes an amount of 221,220, 720,726 and 185,984 as of December 31, 2018 and 2017 and January 1, 2017, respectively. For guarantee granted it includes the amount of 166,650, 282,263 and 292,940 as of December 31, 2018 and 2017 and January 1, 2017, respectively.

(**)	It includes high grade credit risk exposures in stage 1 generated during fiscal year 2018. The related ECL as of December 31, 2018 amount to 10,730 as disclosed in note 21.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in note 50.

BANCO MACRO SA AND ITS SUBSIDIARIES

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into derivative transactions for trading purposes through Forwards and Futures. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward contracts are customized contracts traded on an over-the-counter market. Futures contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help to guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have higher settlement risk than futures contract that, unless they are chosen to be executed by delivery, are settled on a net base. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in note 50.

Notional values indicate the amount of pending transactions at year end and are not indicative of either the market risk or the credit risk. Additionally, is presented the fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial positions. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in note 32.

		12/31/2018		12/31/2017		01/01/2017
Derivative assets	Notional Value Currency	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	24,867	14,555	11,700	11,316	7,900	17,911
Forward contracts of Government bonds	US Dollars	5,000	2,738	10,000	833

Total derivatives held for trading		29,867	17,293	21,700	12,149	7,900	17,911

		12/31/2018		12/31/2017		01/01/2017
Derivative liabilities	Notional Value Currency	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	1,100	1,369	44,500	34,116

Total derivatives held for trading		1,100	1,369	44,500	34,116

Derivatives held for trading are generally related with products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

12.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

BANCO MACRO SA AND ITS SUBSIDIARIES

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

•

Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

•

Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

•

Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability fair value measurement, as of December 31, 2018 and 2017 and January 1, 2017:

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

				Fair value hierarchy
Item	Amortized cost	Fair value with changes in other comprehensive income	Fair value with changes in P/L	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	10,696,465
Financial institutions and correspondents	63,613,775
Other	455,799
Debt securities at fair value through profit or loss			2,635,247	982,116	362,079	1,291,052
Derivative instruments			17,293	13,732	3,561
Other financial assets	2,586,448		413,136	321,968		91,168
Loans and other financing
To the non-financial government sector	1,775,507
Other financial institutions	5,625,848
To the non financial private sector and foreign residents
Overdrafts	18,048,532
Documents	25,159,657
Mortgage loans	15,852,595
Pledge loans	4,367,045
Personal loans	57,516,829
Credit cards	29,429,548
Financial leases	448,159
Other (1)	20,942,743
Other debt securities	8,151,176	56,433,583		42,646,037	13,787,546
Financial assets delivered as guarantee	6,605,764		150,456	150,456
Equity instruments at fair value through profit or loss			51,518	6,110		45,408

TOTAL FINANCIAL ASSETS	271,275,890	56,433,583	3,267,650	44,120,419	14,153,186	1,427,628

FINANCIAL LIABILITIES
Deposits
From the non financial government sector	19,354,087
From the financial sector	148,275
From the non financial private sector and foreign residents
Checking accounts	24,435,104
Savings accounts	68,696,031
Time deposits and Investment accounts	121,252,171
Other	4,068,751

BANCO MACRO SA AND ITS SUBSIDIARIES

	Amortized cost	Fair value with changes in other comprehensive income	Fair value with changes in P/L	Fair value hierarchy
Item				Level 1	Level 2	Level 3
Financial liabilities (contd.)
Derivative instruments			1,369	593	776
Repo transactions
Other financial institutions	164,469
Other financial liabilities	15,318,513
Financing received from Central Bank and other financial institutions	2,998,010
Issued corporate bonds	6,377,311
Subordinated corporate bonds	15,288,390

TOTAL FINANCIAL LIABILITIES	278,101,112		1,369	593	776

(1) Includes the total provisions to the non financial private sector and foreign residents

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2017

		Fair value with
		changes in other
	Amortized	comprehensive	Fair value with	Fair value hierarchy
Item	cost	income	changes in P/L	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	9,982,946
Financial institutions and correspondents	40,580,285
Other	1,941,866
Debt securities at fair value through profit or loss			1,603,472	624,345	926,209	52,918
Derivative instruments			12,149	1,181	10,968
Repo transactions	2,096,284
Other financial assets	2,642,016		713,491	474,673		238,818
Loans and other financing
To the non financial government sector	2,781,024
Other financial institutions	4,782,999
To the non financial private sector and foreign residents
Overdrafts	13,975,052
Documents	26,045,856
Mortgage loans	12,273,449
Pledge loans	6,133,558
Personal loans	71,497,740
Credit cards	36,587,962
Financial leases	876,975
Other (1)	20,910,063
Other debt securities	1,386,173	49,852,407		49,593,075	259,332
Financial assets delivered as guarantee	6,857,596	4,413,734	6,361	4,413,734	6,361
Equity instruments at fair value through profit or loss			417,334	364,515		52,819

TOTAL FINANCIAL ASSETS	261,351,844	54,266,141	2,752,807	55,471,523	1,202,870	344,555

FINANCIAL LIABILITIES
Deposits
From the non financial government sector	19,032,549
From the financial sector	120,123
From the non financial private sector and foreign residents
Checking accounts	30,678,701
Savings accounts	65,750,239
Time deposits and Investment accounts	92,155,407
Other	5,063,352
Liabilities at fair value with changes in P/L			9,523	9,523
Derivative instruments			34,116	10,585	23,531
Repo transactions
Other financial institutions	3,968,851
Other financial liabilities	15,593,151
Financing received from Central Bank and other financial institutions	1,733,524
Issued corporate bonds	6,957,379
Subordinated corporate bonds	11,170,509

TOTAL FINANCIAL LIABILITIES	252,223,785		43,639	20,108	23,531

(1) Includes the total provisions to the non financial private sector and foreign residents.

BANCO MACRO SA AND ITS SUBSIDIARIES

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF JANUARY 1, 2017

Item		Fair value with changes in other		Fair value hierarchy
	Amortized cost	comprehensive income	Fair value with changes in P/L	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	8,975,352
Financial institutions and correspondents	57,329,190
Other	1,826
Debt securities at fair value through profit or loss			612,613	310,078	300,545	1,990
Derivative instruments			17,911		17,911
Repo transactions	35,237
Other financial assets	1,734,244		302,722	302,722
Loans and other financing
To the non financial government sector	2,921,334
Other financial institutions	3,156,606
To the non financial private sector and foreign residents
Overdrafts	16,760,056
Documents	21,112,213
Mortgage loans	7,724,004
Pledge loans	4,220,935
Personal loans	55,830,555
Credit cards	34,512,143
Financial leases	689,382
Other (1)	15,937,138
Other debt securities	1,576,916	36,002,853		4,862,250	31,140,603
Financial assets delivered as guarantee	4,587,338	1,544,733	668,225	2,212,958
Equity instruments at fair value through profit or loss			749,675	683,928	33,698	32,049

TOTAL FINANCIAL ASSETS	237,104,469	37,547,586	2,351,146	8,371,936	31,492,757	34,039

FINANCIAL LIABILITIES
Deposits
From the non financial government sector	17,445,381
From the financial sector	102,938
From the non financial private sector and foreign residents
Checking accounts	32,587,686
Savings accounts	51,377,895
Time deposits and Investment accounts	88,997,651
Other	15,601,477
Repo transactions
Other financial institutions	2,018,763
Other financial liabilities	11,684,864
Financing received from Central Bank and other financial institutions	479,907
Issued corporate bonds	3,104,030
Subordinated corporate bonds	11,749,101

TOTAL FINANCIAL LIABILITIES	235,149,693

(1)	Includes the total provisions to the non financial private sector and foreign residents.

BANCO MACRO SA AND ITS SUBSIDIARIES

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year, in active markets for identical assets or liabilities, if representative. Currently, for government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available, as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. In order to determine the market value of these instruments, the Bank used valuation techniques based on its own assumptions. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2018 and 2017 and January 1, 2017, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets and liabilities recognized at fair value, using the valuation technique based on the Bank’s own assumptions, as of December 31, 2018 and 2017:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2018
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	52,918	238,818	52,819
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	(214,792)	(106,353)	12,418
Purchases, sales, issuance and settlement	1,601,402	8,385
Monetary effects	(148,476)	(49,682)	(19,829)

Amount at end of the fiscal year	1,291,052	91,168	45,408

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2017
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,990		32,049
Transfers to Level 3
Transfers from Level 3
Profit and loss (1)	9,273	6,836	31,068
Purchases, sales, issuance and settlement	53,845	250,710	(559)
Monetary effects	(12,190)	(18,728)	(9,739)

Amount at end of the fiscal year	52,918	238,818	52,819

(1)	Profit and loss are recorded under “Net income from measurement of financial instruments at fair value through profit or loss”.

BANCO MACRO SA AND ITS SUBSIDIARIES

Instruments measured as level 3 include mainly debt securities and certificates of participation in financial trusts, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily available in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows.

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of our Level 3 principal assets and liabilities measured at fair value on a recurring basis for which we use an internal model.

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2018
	12/31/2018	technique	inputs	Off range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	637,797	Income approach (discounted cash flow)	Discount rate in pesos	67.04	75.48	%
Debt Securities of Financial Trusts Provisional	653,255	Income approach (discounted cash flow)	Discount rate in pesos	68.21	76.27	%

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2017
	12/31/2017	technique	inputs	Off range of inputs
				Low	High	Unit
Interests in Securities of Financial Trusts	238,818	Income approach (discounted cash flow)	Discount rate in pesos	22.67	23.86	%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data are calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to reasonable changes within the fair value methodology.

	12/31/2018		12/31/2017
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt / Interests in Securities of Financial Trusts	33,411	(25,817)	1,247	(535)
Debt Securities of Financial Trusts Provisional	2,208	(2,139)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2018 and 2017 and January 1, 2017, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

Next follows a description of the methods and assumptions used to determine the fair values of financial instruments no recognized at their fair value in these consolidated financial statements:

BANCO MACRO SA AND ITS SUBSIDIARIES

•

Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

•

Fixed-rate financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

•	For public listed assets and liabilities, or prices reported by certain renown suppliers of prices, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2018 and 2017 and January 1, 2017:

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	74,766,039	74,766,039			74,766,039
Other financial assets	2,586,448	2,586,448			2,586,448
Loans and other financing	179,166,463		179,512	162,087,123	162,266,635
Other debt securities	8,151,176	173,337	7,165,102	2,749	7,341,188
Financial assets delivered as guarantee	6,605,764	6,573,772	31,992		6,605,764

	271,275,890	84,099,596	7,376,606	162,089,872	253,566,074

Financial liabilities
Deposits	237,954,419	106,273,098		131,778,797	238,051,895
Repo transactions	164,469	164,469			164,469
Other financial liabilities	15,318,513	15,152,415	166,522		15,318,937
Financing received from the BCRA and other financial entities	2,998,010	2,532,284	432,346		2,964,630
Issued corporate bonds	6,377,311		4,981,686		4,981,686
Subordinated corporate bonds	15,288,390		12,260,778		12,260,778

	278,101,112	124,122,266	17,841,332	131,778,797	273,742,395

	12/31/2017
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	52,505,097	52,505,097			52,505,097
Repo transactions	2,096,284	2,096,284			2,096,284
Other financial assets	2,642,016	2,642,016			2,642,016
Loans and other financing	195,864,678		716,593	191,160,333	191,876,926
Other debt securities	1,386,173	1,395,068		11,687	1,406,755
Financial assets delivered as guarantee	6,857,596	6,857,596			6,857,596

	261,351,844	65,496,061	716,593	191,172,020	257,384,674

Financial liabilities
Deposits	212,800,371	115,104,221		97,837,922	212,942,143
Repo transactions	3,968,851	3,968,851			3,968,851
Other financial liabilities	15,593,151	15,308,106	293,622		15,601,728
Financing received from the BCRA and other financial entities	1,733,524		1,736,898		1,736,898
Issued corporate bonds	6,957,379		6,545,095		6,545,095
Subordinated corporate bonds	11,170,509		11,384,641		11,384,641

	252,223,785	134,381,178	19,960,256	97,837,922	252,179,356

BANCO MACRO SA AND ITS SUBSIDIARIES

	01/01/2017

	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	66,306,368	66,306,368			66,306,368
Repo transactions	35,237	35,237			35,237
Other financial assets	1,734,244	1,734,244			1,734,244
Loans and other financing	162,864,366		887,425	161,789,325	162,676,750
Other debt securities	1,576,916	1,554,576	5,939	21,515	1,582,030
Financial assets delivered as guarantee	4,587,338	4,587,338			4,587,338

	237,104,469	74,217,763	893,364	161,810,840	236,921,967

Financial liabilities
Deposits	206,113,028	108,292,371		97,978,484	206,270,855
Repo transactions	2,018,763	2,018,763			2,018,763
Other financial liabilities	11,684,864	11,440,197	249,623		11,689,820
Financing received from the BCRA and other financial entities	479,907		478,649		478,649
Issued corporate bonds	3,104,030		2,990,097		2,990,097
Subordinated corporate bonds	11,749,101		11,044,360		11,044,360

	235,149,693	121,751,331	14,762,729	97,978,484	234,492,544

13.	LEASES

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payments receivables for such leases:

	12/31/2018		12/31/2017		01/01/2017
	Total gross investment	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment	Current value of minimum payments
Up to 1 year	314,182	240,231	501,105	350,997	433,280	316,270
From 1 to 5 years	249,561	207,928	651,661	525,724	524,238	368,326
More than 5 years			258	254	4,793	4,786

	563,743	448,159	1,153,024	876,975	962,311	689,382

As of December 31, 2018 and 2017, income for non-accrued interests totaled 115,584 and 276,049 respectively.

Additionally, the Bank celebrates operating leases with an average term of 2 to 10 years.

Future minimum payments for these operating lease contracts are as follows:

	12/31/2018	12/31/2017	01/01/2017
Up to 1 year	277,460	240,820	247,860
From 1 to 5 years	322,568	329,815	385,429
More than 5 years	27,050		2,263

	627,078	570,635	635,552

BANCO MACRO SA AND ITS SUBSIDIARIES

14.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

14.1	Associates entities

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, we used accounting information of Macro Warrants SA as of September 30, 2018. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2018, and December 31, 2018.

The following table presents the summarized financial information on the Bank’s investment in the associate:

	12/31/2018	12/31/2017	01/01/2017
Summarized statement of financial position
Total assets	18,111	29,231	31,526
Total liabilities	2,269	4,821	6,309
Shareholders’ equity	15,842	24,410	25,217
Proportional Bank’s interest	5%	5%	5%
Investment carrying amount	792	1,221	1,260

As of December 31, 2018 and 2017 the investment carrying amount in the net income amounted to 165 and 432, respectively.

On June 30, 2018, the investment in Prisma Medios de Pagos SA was reclassified as noncurrent assets held for sale (see note 20). The following table presents summarized information on the Bank’s investments as of December 31, 2017 and January 1, 2017:

	12/31/2017	01/01/2017
Summarized statement of financial position
Total assets	21,212,003	17,879,867
Total liabilities	18,445,350	16,243,522
Shareholders’ equity	2,766,653	1,636,345
Proportional Bank’s interest	7.61%	7.61%
Investment carrying amount	210,542	124,526

Additionally, for the years ended on December 31, 2018 and 2017, the Bank’s investment carrying amount in the net income of Prisma Medios de Pago SA, amounted to 180,350 and 198,595, respectively.

14.2.	Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE):

a)

Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

	12/31/2018	12/31/2017	01/01/2017
Summarized statement of financial position
Total assets	270,287	289,133	245,404
Total liabilities	59,639	80,682	55,944
Shareholders’ equity	210,648	208,451	189,460
Proportional Bank’s interest	50%	50%	50%
Investment carrying amount	105,324	104,226	94,730

BANCO MACRO SA AND ITS SUBSIDIARIES

As of December 31, 2018 and 2017 the investment carrying amount in the net income amounted to 70,147 and 51,398, respectively.

b)

Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of December 31, 2018, according to the above-mentioned, the remaining investment amounted to 2,707 and the Bank’s investment carrying amount in the net income amounted to 15,640.

The following table presents the summarized financial information on the Bank’s investment as of December 31, 2017 and January 1, 2017:

	12/31/2017	01/01/2017
Summarized Statement of financial position
Total assets	172,576	197,846
Total liabilities	27,047	28,773
Shareholders’ equity	145,529	169,073
Proportional interest at the Bank	5%	5%
Investment carrying amount	7,276	8,454

Additionally, for the fiscal year ended December 31, 2017, the investment carrying amount in the net income for Banco Macro SA – Gestiva SA Unión transitoria de empresas, amounted to 39,878.

15.	PROPERTY, PLANT AND EQUIPMENT

As of January 1, 2017, the deemed cost of the Bank´s real property amounted to 12,858,781 and the adjustment for this item totaled 8,402,949. These amounts include the real property booked in property, plant and equipment and investment property.

The changes in property, plant and equipment during the fiscal years ended on December 31, 2018 and 2017 are as follow:

	12/31/2018
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Real property	10,101,443	50	4,753,537	1,666,190	1,106,506	624,349	222,061	704,218	12,484,572
Furniture and facilities	1,265,689	10	397,439	21,641	648,854	45	115,192	764,001	877,486
Machinery and equipment	3,044,688	5	776,172	170,000	2,075,472	399	448,960	2,524,033	1,126,827
Vehicles	414,325	5	45,033	62,598	338,580	57,805	37,688	318,463	78,297
Other	1,156		40	19	1,116		41	1,157	20
Work in progress	4,549,009		2,163,326	5,735,279					977,056

Total property, plant and equipment	19,376,310		8,135,547	7,655,727	4,170,528	682,598	823,942	4,311,872	15,544,258

BANCO MACRO SA AND ITS SUBSIDIARIES

	12/31/2017
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Real property	9,977,348	50	156,411	32,316	930,288	9,754	185,972	1,106,506	8,994,937
Furniture and facilities	1,192,480	10	73,209		536,673		112,181	648,854	616,835
Machinery and equipment	2,667,739	5	390,398	13,449	1,661,602	13,506	427,376	2,075,472	969,216
Vehicles	394,046	5	35,704	15,425	315,702	14,377	37,255	338,580	75,745
Other	1,133		23		1,061		55	1,116	40
Work in progress	3,166,263		1,466,832	84,086					4,549,009

Total property, plant and equipment	17,399,009		2,122,577	145,276	3,445,326	37,637	762,839	4,170,528	15,205,782

16.	INVESTMENT PROPERTY

The changes in investment property during the fiscal years ended on December 31, 2018 and 2017 are as follow:

	12/31/2018
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year (1)
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Rented properties		50	105,151		14,789		124	14,913	90,238
Other investment properties	1,339,765	50	516,517	1,507,130	54,821	48,429	8,028	14,420	334,732

Total investment property (2)	1,339,765		621,668	1,507,130	69,610	48,429	8,152	29,333	424,970

	12/31/2017
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Other investment properties	1,390,146	50	384,704	435,085	59,236	32,484	18,751	45,503	1,294,262

Total investment property	1,390,146		384,704	435,085	59,236	32,484	18,751	45,503	1,294,262

(1)	The amounts disclosed do not differ significantly from the fair value.
(2)	During the financial year 2018, this item observed transfers to and from property, plant and equipments and/or non current assets held for sale.

17.	INTANGIBLE ASSETS

The changes in intangible assets during the fiscal years ended on December 31, 2018 and 2017 are as follow:

	12/31/2018
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Licenses	955,212	5	338,345	528	641,644	2	145,266	786,908	506,121
Other intangible assets	3,142,728	5	898,261	101,021	1,830,043	634	496,085	2,325,494	1,614,474

Total intangible assets	4,097,940		1,236,606	101,549	2,471,687	636	641,351	3,112,402	2,120,595

BANCO MACRO SA AND ITS SUBSIDIARIES

	12/31/2017
Item	Original Value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Depreciation for the fiscal year				Residual value at the end of the fiscal year
					Accumulated at the beginning	Decrease	For the fiscal year	At the end
Cost
Goodwill – Business combination	315,008			315,008	199,471	230,807	31,336
Licenses	499,825	5	455,386		220,459		421,185	641,644	313,567
Other intangible assets	2,778,777	5	374,599	10,647	1,667,388	10,565	173,220	1,830,043	1,312,686

Total intangible assets	3,593,610		829,985	325,655	2,087,318	241,372	625,741	2,471,687	1,626,253

18.	OTHER FINANCIAL AND NON FINANCIAL ASSETS

The breakdown of the other financial and nonfinancial assets account in the statement of financial position is as follows:

Other financial assets	12/31/2018	12/31/2017	01/01/2017
Amounts receivable from spot and forward sales pending settlement	768,603	1,050,350	512,173
Mutual Funds and other securities	413,136	713,491	302,723
Sundry debtors	1,806,953	1,585,322	1,219,146
Other	10,892	6,344	2,924

	2,999,584	3,355,507	2,036,966

Other non financial assets	12/31/2018	12/31/2017	01/01/2017
Advanced prepayments	159,233	260,113	301,406
Advanced tax	147,091	60,050	65,952
Investments in property	424,970	1,294,262	1,330,910
Other	254,141	559,771	462,869

	985,435	2,174,196	2,161,137

19.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

•	has control or joint control of the Bank;

•	has significant influence over the Bank;

•	is a member of the key management personnel of the Bank or of the parent of the Bank;

•	members of the same group;

•	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2018 and 2017 and January 1, 2017, amounts and profit or loss related to transactions generated with related parties are as follows:

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Information as of December 31, 2018

	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates		Key management personnel	Other related parties	Total
Assets
Cash and deposits in banks		583						583
Other financial assets	2,504		25,276	20,660				48,440
Loans and other financing (2)
Documents							331,699	331,699
Overdrafts			6			3,505	161,905	165,416
Credit cards			286			19,011	51,424	70,721
Leases			5,746				1,407	7,153
Personal loans						1,388		1,388
Mortgage loans						54,824	356	55,180
Other loans							232,670	232,670
Guarantees granted							391,699	391,699
Other nonfinancial assets			83,178					83,178

Total assets	2,504	583	114,492	20,660		78,728	1,171,160	1,388,127

Liabilities

Deposits		13	311,073	1,774,149		4,890,280	984,659	7,960,174
Other financial liabilities				101,232		31	514	101,777
Financing received from the BCRA and other financial entities	301,742							301,742
Issued corporate bonds			11,231					11,231
Subordinated corporate bonds							46,605	46,605
Other nonfinancial liabilities							119	119

Total liabilities	301,742	13	322,304	1,875,381		4,890,311	1,031,897	8,421,648

Income
Interest income	466,201					2,954	78,427	547,582
Interest expense	(61,064)		(3,822)	(226,280)		(408,268)	(25,105)	(724,539)
Commissions income	9		593	137		24	6,831	7,594
Other operating income	32,938							32,938
Administrative expenses	(4)						(11,739)	(11,743)
Other operating expenses				(1,521,802)	(3)		(31,424)	(1,553,226)

Income / (loss)	438,080	—	(3,229)	(1,747,945)		(405,290)	16,990	(1,701,394)

(1)	These transactions are eliminated during the consolidation process.
(2)

The maximum financing amount for loans and other financing as of December 31, 2018 for Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, associates, Key management personnel and other related parties amounted to 2,550,000, 0, 7,216, 0, 82,297 and 1,551,047, respectively.

(3)	These losses are mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Information as of December 31, 2017

	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates		Key management personnel	Other related parties	Total
Assets
Cash and deposits in banks		19,350						19,350
Debt securities at fair value through profit or loss							123,374	123,374
Other financial assets	2,035							2,035
Loans and other financing
Other financial entities	1,405,803							1,405,803
Documents							224,271	224,271
Overdrafts						935	10,628	11,563
Credit cards			436			16,213	35,962	52,611
Leases			10,295				3,185	13,480
Personal loans						573	586	1,159
Mortgage loans						19,971	653	20,624
Other loans							217,480	217,480
Guarantees granted			654				79,422	80,076

Total assets	1,407,838	19,350	11,385			37,692	695,561	2,171,826

Liabilities
Deposits		24	160,015	1,384,411		1,641,543	1,102,644	4,288,637
Other financial liabilities				118,146		19	226	118,391
Subordinated corporate bonds							43,569	43,569
Other nonfinancial liabilities							255	255

Total liabilities		24	160,015	1,502,557		1,641,562	1,146,694	4,450,852

Income
Interest income	43,594		3,361			5,847	128,654	181,456
Interest expense	(16,445)	(455)		(225,109)		(5,125)	(8,114)	(255,248)
Commissions income	20		404	123		35	8,334	8,916
Commissions expenses							(21)	(21)
Other operating income	35,585	3	1,138					36,726
Administrative expenses	(68)						(21,664)	(21,732)
Other operating expenses			(26,244)	(1,114,152)	(2)		(38,758)	(1,179,154)

Income / (loss)	62,686	(452)	(21,341)	(1,339,138)		757	68,431	(1,229,057)

(1)	These transactions are eliminated during the consolidation process.
(2)	These losses are mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Information as of January 1, 2017

	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
Assets
Cash and deposits in banks		20,764					20,764
Debt securities at fair value through profit or loss						95,011	95,011
Other financial assets	87						87
Loans and other financing
Documents						191,211	191,211
Overdrafts					8,507	22,192	30,699
Credit cards			98		15,522	21,355	36,975
Leases			14,807			2,152	16,959
Personal loans					2,257	252	2,509
Mortgage loans					8,800	11,206	20,006
Other loans						1,393,428	1,393,428
Guarantees granted			1,631			26,468	28,099

Total assets	87	20,764	16,536		35,086	1,763,275	1,835,748

Liabilities
Deposits		31	248,335	23,181	1,994,500	1,106,917	3,372,964
Other financial liabilities				75,545	20	13,663	89,228
Issued corporate bonds		112,792				126,476	239,268
Subordinated corporate bonds						393,718	393,718
Other nonfinancial liabilities		361				385	746

Total liabilities		113,184	248,335	98,726	1,994,520	1,641,159	4,095,924

(1)	These transactions are eliminated during the consolidation process.
(2)	These losses are mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

Transactions generated by the Bank with its related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total salaries received as salary and bonus by the key management personnel as of December 31, 2018 and 2017, totaled 140,952 and 130,900, respectively.

In addition, fees received by the Directors as of December 31, 2018 and 2017 amounted to 780,246 and 767,702, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	12/31/2018	12/31/2017	01/01/2017
Board of Directors	24	22	21
Senior managers of the key management personnel	15	14	14

	39	36	35

20.	NONCURRENT ASSETS HELD FOR SALE

As of December 31, 2018, the Bank maintains recorded its investment in Prisma Medios de Pago SA (“Prisma”), under noncurrent assets held for sale, due to the obligation to transfer all its shares within the scope of the Divestment obligation undertaken with the Argentine Antitrust Commission. Therefore, the investment was valued according with IFRS 5 “Non-current assets held for sale and discontinued operations”, at the lowest of its carrying amount and the best estimation of the fair value less costs until its sale. As of December 31, 2018 the investment amount, included in this item, amounted to 133,971.

BANCO MACRO SA AND ITS SUBSIDIARIES

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares and determinated that the estimated total purchase price adjusted to that date was (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,230 shall be deferred during the next 5 years as follows: (i) 30% of such amount in Pesos adjusted by UVA at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

In addition, sellers retain the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018. Besides, the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

The final price will be determined as established in the transaction documents once the parties approve the price adjustment report.

The accounting effects for this transaction shall be recognized in the consolidated financial statements during 2019.

21.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

The changes in provisions during the fiscal years ended on December 31, 2018 and 2017 and January 1, 2017 are as follow:

Item	Amounts at beginning of fiscal year	Increases	Decreases			12/31/2018
			Reversals	Charge off	Monetary effects
For administrative, disciplinary and criminal penalties	1,060				(342)	718
Letters of credit, guarantees and other Commitments (*)	3,896	9,785			(2,951)	10,730
Commercial claims	490,388	282,386	35,180	305	(165,895)	571,394
Labor lawsuits	126,058	79,818	48,421		(47,361)	110,094
Pension funds—reimbursement	150,243	171,434	147,480	3,095	(46,824)	124,278
Other	258,268	748,985	643,096	14,119	(110,628)	239,410

Total provisions	1,029,913	1,291,408	874,177	17,519	(374,001)	1,056,624

(*)	The opening balance corresponds to IFRS 9 Impairment initial catch up adjustment disclosed in note 3.2.4.3.

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	Amounts at beginning of fiscal year	Increases	Decreases			12/31/2017
			Reversals	Charge off	Monetary effects
For administrative, disciplinary and criminal penalties	16,786		541	13,207	(1,978)	1,060
Commercial claims	236,198	343,769	32,740	7	(56,832)	490,388
Labor lawsuits	53,399	173,519	84,819		(16,041)	126,058
Pension funds—reimbursement	129,950	151,390	98,887		(32,210)	150,243
Other	180,935	466,072	252,694	95,887	(40,158)	258,268

Total provisions	617,268	1,134,750	469,681	109,101	(147,219)	1,026,017

The expected terms to settle these obligations are as follows:

	12/31/2018
	Within 12 months	Beyond 12 months	12/31/2018	12/31/2017	01/01/2017
For administrative, disciplinary and criminal penalties		718	718	1,060	16,786
Letters of credit, guarantees and other commitments	10,730		10,730
Commercial claims	59,504	511,890	571,394	490,388	236,198
Labor lawsuits	48,445	61,649	110,094	126,058	53,399
Pension funds—reimbursement	60,556	63,722	124,278	150,243	129,950
Other	210,422	28,988	239,410	258,268	180,935

	389,657	666,967	1,056,624	1,026,017	617,268

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these consolidated financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

22.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2018 and 2017 and January 1, 2017:

	12/31/2018	12/31/2017	01/01/2017
Short-term employee benefits
Salaries, bonuses and social security contributions	810,905	1,048,421	795,349
Vacation accrual	841,463	808,276	760,982

Total short-term employee benefits	1,652,368	1,856,697	1,556,331

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2018 and 2017 and January 1, 2017.

23.	OTHER FINANCIAL AND NON FINANCIAL LIABILITIES

The breakdown of the other financial and nonfinancial liabilities account in the statement of financial position is as follows:

BANCO MACRO SA AND ITS SUBSIDIARIES

Other financial liabilities	12/31/2018	12/31/2017	01/01/2017
Amounts payable for spot and forward purchases pending settlement	1,686,392	2,889,961	394,888
Credit card settlement—due to merchants	9,989,032	9,175,548	7,857,222
Collections and other transactions on account and behalf others	740,331	922,405	949,080
Other	2,902,758	2,605,237	2,483,674

	15,318,513	15,593,151	11,684,864

Other non financial liabilities	12/31/2018	12/31/2017	01/01/2017
Salaries and payroll taxes payable	1,842,754	2,050,439	1,737,357
Taxes payable	1,372,317	138,328	1,228,037
Withholdings	1,197,945	1,529,654	1,749,444
Fees payable	154,072	107,988	176,922
Miscellaneous payables	617,882	695,455	662,827
Retirement pension payment orders pending settlement	255,331	249,611	200,767
Other	434,816	508,335	74,774

	5,875,117	5,279,810	5,830,128

24.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2018 and 2017 and January 1, 2017:

12/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	74,766,039
Debt securities at fair value through profit or loss	1,226	916,326	291,707	259,471	211,948	1,679,452	262,339	692,230	954,569
Derivative instruments		15,836	1,457			17,293
Other financial assets	1,676,223	1,150,525	7,585	99,041		1,257,151	66,210		66,210
Loans and other financing	1,255,707	51,212,977	20,350,467	19,678,124	21,017,191	112,258,759	19,349,828	46,302,169	65,651,997
Other debt securities		55,677,423		829,760		56,507,183	7,252,751	824,825	8,077,576
Financial assets delivered as guarantee	6,573,772	182,448				182,448
Equity instruments at fair value through profit or loss	51,518

Total assets	84,324,485	109,155,535	20,651,216	20,866,396	21,229,139	171,902,286	26,931,128	47,819,224	74,750,352

Liabilities
Deposits	103,394,451	94,031,128	32,469,390	6,825,953	1,162,963	134,489,434	57,839	12,695	70,534
Derivative instruments		1,019		350		1,369
Repo transactions		164,469				164,469
Other financial liabilities		15,134,783	17,924	8,206	11,525	15,172,438	18,973	127,102	146,075
Financing received from the BCRA and other financial entities		423,291	907,790	1,054,312	442,273	2,827,666	62,921	107,423	170,344
Issued corporate bonds		235,912		69,847		305,759		6,071,552	6,071,552
Subordinated corporate bonds				165,070		165,070		15,123,320	15,123,320

Total liabilities	103,394,451	109,990,602	33,395,104	8,123,738	1,616,761	153,126,205	139,733	21,442,092	21,581,825

BANCO MACRO SA AND ITS SUBSIDIARIES

12/31/2017	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	52,505,097
Debt securities at fair value through profit or loss		203,851	1,399,621
Derivative instruments		12,149
Repo transactions		2,096,284
Other financial assets		2,345,719	1,009,788
Loans and other financing	1,313,322	134,972,949	59,578,407
Other debt securities		51,238,580
Financial assets delivered as guarantee	6,857,597	4,420,094
Equity instruments at fair value through profit or loss	417,334

Total assets	61,093,350	195,289,626	61,987,816

Liabilities
Deposits	109,995,164	102,756,781	48,426
Liabilities at fair value through profit or loss		9,523
Derivative instruments		34,116
Repo transactions		3,968,851
Other financial liabilities		15,335,332	257,819
Financing received from BCRA and other financial entities		1,543,950	189,574
Issued corporate bonds		174,747	6,782,632
Subordinated corporate bonds		118,123	11,052,386

Total liabilities	109,995,164	123,941,423	18,330,837

01/01/2017	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	66,306,368
Debt securities at fair value through profit or loss		77,882	534,731
Derivative instruments		17,911
Repo transactions		35,237
Other financial assets		1,455,364	581,602
Loans and other financing	999,170	115,361,255	46,503,941
Other debt securities		37,579,769
Financial assets delivered as guarantee	4,587,402	2,212,894
Equity instruments at fair value through profit or loss	749,675

Total assets	72,642,615	156,740,312	47,620,274

Liabilities
Deposits	93,258,135	112,838,457	16,436
Repo transactions		2,018,763
Other financial liabilities		11,448,761	236,103
Financing received from BCRA and other financial entities		440,066	39,841
Issued corporate bonds		3,104,030
Subordinated corporate bonds		124,241	11,624,860

Total liabilities	93,258,135	129,974,318	11,917,240

BANCO MACRO SA AND ITS SUBSIDIARIES

25.	FOREIGN CURRENCY AMOUNTS

		12/31/2018				12/31/2017	01/01/2017
	Total parent company and local branches	Total per currency
Item		US dollar	Euro	Real	Other	Total	Total
ASSETS
Cash and deposits in banks	42,745,328	42,491,761	175,662	18,635	59,270	31,078,498	39,421,169
Debt securities at fair value through profit or loss	388,276	388,276				75,093	23,562
Derivative instruments						833
Other financial assets	1,545,982	1,545,982				1,292,521	692,814
Loans and other financing	45,904,276	45,904,275				27,714,600	18,678,612
To the non financial government sector	80	80
Other financial institutions	480,324	480,324				258,550	174,737
From the non financial private sector and foreign residents	45,423,872	45,423,871				27,456,050	18,503,875
Other debt securities	1,217,229	1,217,229				1,613,657	3,530,927
Financial assets delivered as guarantee	929,442	926,839	2,603			364,623	182,371
Equity instruments at fair value through profit or loss	5,746	5,746				5,910	276,016
Investments in associates and joint ventures						1	144

TOTAL ASSETS	92,736,279	92,480,108	178,265	18,635	59,270	62,145,736	62,805,615

LIABILITIES
Deposits	71,357,886	71,357,861	25			45,992,520	42,930,419
Non financial government sector	2,295,035	2,295,035				5,798,026	1,570,179
Financial sector	100,200	100,200				67,762	51,540
Non financial private sector and foreign residents	68,962,651	68,962,626	25			40,126,732	41,308,700
Other financial liabilities	2,618,946	2,575,391	42,962		593	2,041,478	1,778,632
Financing from the Central Bank and other financial institutions	2,598,810	2,598,810				1,310,090	242,039
Issued corporate bonds							3,104,030
Subordinated corporate bonds	15,288,390	15,288,390				11,170,509	11,749,101
Other non financial liabilities	34,948	34,948				72,446	4,124

TOTAL LIABILITIES	91,898,980	91,855,400	42,987		593	60,587,043	59,808,345

26.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

27.	INCOME TAX

This tax shall be recognized following the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the fiscal year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

	12/31/2018	12/31/2017	01/01/2017
Deferred tax assets
Debt securities		7,356
Loans and other financing	978,858	1,231,407	806,529
Other financial assets	1,077	19,439	13,852
Allowances for contingencies	277,445	307,804	216,043
Provisions and employee benefits	260,393	268,470	290,578

Total deferred tax assets	1,517,773	1,834,476	1,327,002

BANCO MACRO SA AND ITS SUBSIDIARIES

	12/31/2018	12/31/2017	01/01/2017
Deferred tax liabilities
Property, plant and equipment	3,036,215	2,820,014	3,308,673
Intangible assets	575,055	483,240	557,999
Investment in associates and joint ventures	41,677	247,924	155,388
Other financial and nonfinancial liabilities	206,282	157,685	222,311

Total deferred tax liabilities	3,859,229	3,708,863	4,244,371

Net deferred tax liabilities	2,341,456	1,874,387	2,917,369

Changes in net deferred tax liabilities as of December 31, 2018 and 2017 are summarized as follows:

	12/31/2018	12/31/2017
Net deferred tax liabilities at beginning of year	1,874,387	2,917,369
(Loss) /Profit for deferred taxes recognized in total comprehensive income (*)	(423,630)	1,042,982
Other tax effects	(43,439)

Net deferred tax liabilities at fiscal year end	2,341,456	1,874,387

(*)	For changes in fiscal year 2017, the Bank included profits for an amount of 695,443 related to the effect of the rate change, under the tax reform described in Note 3.13.1.

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	12/31/2018	12/31/2017
Income carrying amount before income tax	8,593,004	14,428,414
Applicable income tax rate	30%	35%

Income tax on income carrying amount	2,577,901	5,049,945

Net permanent differences and other tax effects	142,261	(512,862)
Monetary effects	6,606,955	3,871,725

Total income tax	9,327,117	8,408,808

As of December 31, 2018 and 2017, the effective income tax rate is 108.5% and 58.3%, respectively. For income tax purposes and considering the regulations of the tax authority, the inflation adjustment is not applicable for fiscal years 2018 and 2017.

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of other entity of the Group because they correspond to income tax applicable to different taxable subjects and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

BANCO MACRO SA AND ITS SUBSIDIARIES

28.	INTEREST INCOME

Description	12/31/2018	12/31/2017
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost
For cash and bank deposits	27,750	21,347
For government securities	871,134
For debt securities	226,226	283,588
For loans and other financing
Non financial public sector		6,518
Financial sector	1,428,390	813,777
Non financial private sector
Overdrafts	6,569,850	4,421,984
Documents	4,008,412	3,027,789
Mortgage loans	1,577,943	1,321,931
Pledge loans	718,101	820,614
Personal loans	25,279,696	23,268,886
Credit cards	8,488,320	7,245,746
Financial leases	197,267	172,340
Other	5,440,110	4,367,596
For repo transactions
Central Bank of Argentina	32,070	1,057,405
Other financial institutions	417,801	61,812

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	55,283,070	46,891,333

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income
Debt government securities	19,450,371	8,935,362

Subtotal Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	19,450,371	8,935,362

	74,733,441	55,826,695

29.	INTEREST EXPENSE

Description	12/31/2018	12/31/2017
From deposits
Non financial private sector
Checking accounts	666,193
Saving accounts	88,660	191,202
Time deposits and investments accounts	25,575,984	14,952,398
For Financing received from Central Bank of Argentina and other financial institutions	149,037	71,397
For repo transactions
Other financial institutions	218,635	181,685
For other financial liabilities	57,876	44,691
Issued corporate bonds	1,812,532	780,202
For subordinated corporate bonds	994,991	750,003

	29,563,908	16,971,578

BANCO MACRO SA AND ITS SUBSIDIARIES

30.	COMMISSIONS INCOME

Description	12/31/2018	12/31/2017
Performance obligations satisfied at a point in time
Commissions related to obligations	10,018,834	9,920,433
Commissions related to loans and other financing	4,048,377	4,657,322
Commissions related to loans commitments and financial guarantees	409
Commissions related to securities	104,209	103,393
Commissions related to trading and foreign exchange transactions	270,743	183,664
Performance obligations satisfied over certain time period
Commissions related to obligations	5,487	27,195
Commissions related to loans and other financing	5,723	24,480
Commissions related to loans commitments and financial guarantees	966	5,191
Commissions related to trading and foreign exchange transactions	20,017	66,201

	14,474,765	14,987,879

31.	COMMISSIONS EXPENSE

Description	12/31/2018	12/31/2017
Commissions related to transactions of debt securities	289	447
Commissions paid ATM exchange	390,891	466,598
Checkbooks commissions and compensating clearing houses	214,680	226,737
Commissions Credit cards and foreign trade	324,185	419,902

	930,045	1,113,684

32.	NET INCOME FROM MEASUREMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Description	12/31/2018	12/31/2017
Gain from government securities	547,200	398,654
Gain from private securities	325,840	156,049
Gain from derivative financial instruments
Forwards transactions	249,438
Gain from other financial assets	250,345	50,580
Gain from investment in equity instruments	13,358	381,212
Loss from sales or derecognition of financial assets at fair value	(124,975)
Gain from derivative financial instruments
Forwards transactions		(41,587)

	1,261,206	944,908

33.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	12/31/2018	12/31/2017
Translation of foreign currency assets and liabilities into pesos	(3,349,314)	1,712,042
Income from foreign currency exchange	1,599,032	540,658

	(1,750,282)	2,252,700

BANCO MACRO SA AND ITS SUBSIDIARIES

34.	OTHER OPERATING INCOME

Description	12/31/2018	12/31/2017
Services	1,437,130	1,516,950
Derecognition or substantial modification of financial liabilities	703,466
Adjustments and interest from other receivables	264,015	107,355
Sale of investment property and other nonfinancial assets	49,004	16,857
Sale of property, plant and equipment	37,948	410
Other	855,678	963,812

	3,347,241	2,605,384

35.	EMPLOYEE BENEFITS

Description	12/31/2018	12/31/2017
Salary	9,418,106	9,657,634
Payroll taxes	1,832,895	1,762,682
Compensations and bonuses to employees	913,592	769,160
Employee services	311,974	346,800

	12,476,567	12,536,276

36.	ADMINISTRATIVE EXPENSES

Description	12/31/2018	12/31/2017
Maintenance, conservation and repair expenses	1,094,844	968,284
Taxes	1,109,700	1,181,146
Fees to directors and statutory audits	869,805	720,597
Security services	865,319	875,748
Electricity and communications	711,516	569,353
Other fees	678,334	580,273
Leases	398,126	368,112
Advertising and publicity	362,895	372,953
Representation, travel and transportation expenses	139,703	134,335
Insurance	74,625	73,615
Stationery and office supplies	71,306	70,626
Hired administrative services	22,212	29,494
Other	1,874,796	1,687,362

	8,273,181	7,631,898

37.	OTHER OPERATING EXPENSES

Description	12/31/2018	12/31/2017
Turnover tax	7,037,212	5,628,643
Charges for other provisions	1,295,615	1,134,779
Deposit guarantee fund contributions	370,498	353,862
Donations	106,441	156,472
Insurance claims	65,910	53,597
Other	3,518,194	3,677,745

	12,393,870	11,005,098

BANCO MACRO SA AND ITS SUBSIDIARIES

38.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

•	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

•	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

•

Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	12/31/2018	12/31/2017	01/01/2017
Cash and deposits in banks	74,766,039	52,505,097	66,306,368
Debt securities at fair value		30,142	17,663
Other debt securities	55,674,674	29,543,388	29,617,934
Loans and other financing	189,042	138,596

	130,629,755	82,217,223	95,941,965

The following table shows additional information on operational cash flows interest:

	12/31/2018	12/31/2017
Interest paid	(23,453,005)	(17,301,779)
Interest collected	74,300,282	54,690,035

The following table shows additional information of changes in liabilities arising from financing activities for the year ended December 31, 2018:

	Financing received from the Central Bank of Argentina and other financial entities	Issued Corporate Bonds	Subordinated Corporate Bonds
Opening balance	1,733,524	6,957,379	11,170,509
Cash Flow items:
Proceeds	1,181,396	4,321,031
Payments		(2,883,046)	(879,426)
Non Cash Flow items:
Movement in accrued interest	149,037	1,812,532	994,991
Derecognition or substantial modification of financial liabilities		(703,466)
Difference in quoted prices of foreign currency	898,032		9,642,609
Monetary effects	(963,979)	(3,127,119)	(5,640,293)

Ending balance	2,998,010	6,377,311	15,288,390

BANCO MACRO SA AND ITS SUBSIDIARIES

39.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2018, amounted to 669,663. Since January 1, 2017, the Bank’s capital stock has changed as follows:

SHARES			CAPITAL STOCK
Class	Number of shares	Votes per share	Issued and outstanding	In portfolio	Paid-in
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	573,327,358	1	573,327		573,327

Total as of January 1, 2017	584,563,028		584,563		584,563

Increase of Registered Class B shares of common stock (1)	85,099,993	1	85,100		85,100

Total 2017	669,663,021		669,663		669,663

Own shares acquired (2)		1	(28,948)	28,948

Total 2018	669,663,021		640,715	28,948	669,663

SHARES			CAPITAL STOCK
Class	Stock number	Votes per share	Issued and outstanding	In portfolio	Paid-in
As of December 31, 2018:
Registered Class A shares of common stock	11,235,670	5	11,236		11,236
Registered Class B shares of common stock	658,427,351	1	629,479	28,948	658,427

Total 2018	669,663,021		640,715	28,948	669,663

(1)

Related to the capital stock increase arising from (i) the issue of 74,000,000 new, common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered Class “B” shares, outstanding upon issuance, formalized on June 19, 2017, and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribe 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

The public offering of the new shares was authorized by CNV Resolution No, 18,716 dated on May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine banking system.

(2)

Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 (nominal amount, i.e. not adjusted for inflation) and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 3,626,634 (nominal amount: 3,113,925).

BANCO MACRO SA AND ITS SUBSIDIARIES

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 1,053,584 (nominal amount: 995,786).

On December 20, 2018, for the reasons mentioned in the first paragraph of this section (2), the Board of Directors of Banco Macro SA, decided the terms and conditions for the acquisition of its own shares, in accordance with section 64 Law 26,831 and CNV rules, under the following conditions:

(1)	Maximum amount to invest: up to 900,000 (nominal amount).

(2)	Maximum number of shares for own acquisition: up to 1% of the capital stock.

(3)	Maximum price to pay for shares: up to Ps. 158 per share.

(4)	Terms in which the acquisition took place: up to January 10, 2019, that date included, subject to any renewal or extension of the term, which will be informed in due time.

As of December 31, 2018, the Bank has acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 298,197, of which, at the fiscal year-end were only settled 711,386 common shares for an amount of 98,354, pending settlement 1,316,865 common shares for an amount of 199,843.

Additionally, on April 30, 2019, the Shareholders’ Meeting of Banco Macro SA, decided, among other issues, to decrease capital stock for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, according to section 98, from BYMA Regulations, equivalent to all the own shares acquired abovementioned and to increase capital stock from 669,663 to 669,679 through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, due to the merger effects between Banco Macro SA and Banco del Tucumán SA. See additionally note 2.4 to these consolidated financial statements.

40.	EARNING/LOSS PER SHARE. DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the period. Note 39 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2017 and 2016 to the shareholders of the Bank amounted to 1,186,148 (nominal amount: 701,476) and 1,243,007 (nominal amount: 596,254), respectively, which considering the number of shares outstanding to the date of effective payment and the inflation adjustment, represented 2.03 and 2.13 pesos per share, respectively.

The Shareholders’ Meeting held on April 27, 2018, resolved to distribute cash dividends for 4,511,437 (nominal amount: 3,348,315), which considering the number of shares outstanding at the date of such resolution and the inflation adjustment, represented 6.74 pesos per share. These cash dividends were paid and made available on May 15, 2018. See also note 49 to these consolidated financial statements.

Finally, the Shareholders’ Meeting held on April 30, 2019 decided, among other issues, to distribute a cash dividend for an amount of 6,393,977, which represents $10 per share that will be available on May 14, 2019. See additionally note 49.

BANCO MACRO SA AND ITS SUBSIDIARIES

41.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above- mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.300% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11816 on February 28, 2019.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 450, not restated (from March 1, 2019, the amount shall be raised to 1,000, not restated) which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

42.	RESTRICTED ASSETS

As of December 31, 2018 and 2017, the following Bank’s assets are restricted:

Item	12/31/2018	12/31/2017
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	108,633	145,491
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	92,659	173,416
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	64,703	12,851
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 and, National treasury bills in pesos adjusted by CER, maturing 2021 as of December 31, 2018 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13 of the CNV	24,998	19,399
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.	6,609	13,095
• BCRA Internal Bills in pesos, maturing 02-21-2018 as of December 31, 2017, for the performance of forward foreign currency transactions.		78,339
• BCRA Internal Bills in pesos, maturing 02-21-2018 as of December 31, 2017, securing the operation through the negotiation secured transaction segment as the main counterparty of the MAE.		14,243
• Secured bonds under Presidential Decree No. 1579/2002 as security for a loan received from Banco de Inversión y Comercio Exterior SA (BICE).		6,304
• Other public and private securities.	34,259	40,198

Subtotal debt securities at fair value through profit or loss and other debt securities	331,861	503,336

Other financial assets
• Sundry debtors – Other	2,414	1,267
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax.	827	1,221

Subtotal Other financial assets	3,241	2,488

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	32,501	163,662

Subtotal loans and other financing – non-financial private sector and foreign residents	32,501	163,662

BANCO MACRO SA AND ITS SUBSIDIARIES

Item (contd.)	12/31/2018	12/31/2017
Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	5,719,689	5,914,284
• Guarantee deposits related to credit and debit card transactions.	747,487	920,557
• Forward purchase for repo transactions	182,448	4,420,094
• Other guarantee deposits	106,596	22,755

Subtotal Financial assets delivered as a guarantee	6,756,220	11,277,690

Other nonfinancial assets
• Real property related to a call option sold	73,006	380,623

Subtotal Other nonfinancial assets	73,006	380,623

Total	7,196,829	12,327,799

(1)

As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)

In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They are related to the following risk funds: Risk fund Los Grobo SGR and Risk fund of Avaluar SGR as of December 31, 2018 and 2017 and Risk fund of Intergarantías SGR and Risk fund of Garantizar SGR as of December 31, 2017.

Additionally, as of January 1, 2017, the amount of restricted assets was 7,722,301.

43.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

43.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public offerings (Consubond, Garbarino, Accicom, Agrocap II, Secubono and Corebono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public offering (Consubond, PVCRED, Best Consumer Directo, Credimas, Garbarino, Chubut Regalías Hidrocarburíferas, Secubono, Megabono and Credicuotas Consumos) and certificates of participation (Saenz Créditos, Gas Tucumán and Arfintech).

As of December 31, 2018 and 2017 and January 1, 2017, debt securities and certificates of participation in financial trusts for investment purposes, total 1,383,743, 1,493,919 and 1,346,301, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

43.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2018 and 2017 and January 1, 2017, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 69,842, 172,298 and 108,946, respectively.

BANCO MACRO SA AND ITS SUBSIDIARIES

43.3.	Trusts guaranteeing loans granted by the Bank

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

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2018 and 2017 and January 1, 2017, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed by the Bank amounted to 269,507, 484,673 and 832,039, respectively.

43.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

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

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

•

Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

•	Promoting the production development of the private economic sector at a provincial level.

•	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2018 and 2017 and January 1, 2017, considering the latest available accounting information as of these consolidated financial statements, the assets managed by the Bank amounted to 3,021,849, 3,249,443 and 3,902,450, respectively.

44.	MUTUAL FUNDS DEPOSITARY FUNCTION

As of December 31, 2018 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Fund	Number of shares	Equity
Pionero Pesos	1,447,569,372	6,857,392
Pionero Renta Ahorro	679,237,270	5,962,020
Pionero F F	70,582,326	506,973
Pionero Renta	5,832,945	110,029
Pionero Acciones	12,464,227	284,843
Pionero Renta Plus	8,103,317	177,486
Pionero Empresas FCI Abierto PYMES	206,274,022	641,616
Pionero Pesos Plus	92,640,428	262,096
Pionero Renta Ahorro Plus	311,647,574	645,952
Pionero Renta Mixta I	27,058,866	47,610

BANCO MACRO SA AND ITS SUBSIDIARIES

Fund (contd.)	Number of shares	Equity
Pionero Renta Mixta II	5,275	10
Pionero Renta Estratégico	422,791,472	519,032
Pionero Renta Capital	50,000	50
Pionero Argentina Bicentenario	50,000	50
Pionero Ahorro Dólares	127,000,808	4,965,715
Pionero Renta Global	50,000	1,890
Pionero Renta Fija Dólares	10,693,684	342,257
Argenfunds Renta Pesos	390,039,169	1,112,198
Argenfunds Renta Argentina	31,303,874	122,005
Argenfunds Ahorro Pesos	285,663,973	1,356,155
Argenfunds Renta Privada FCI	129,917,683	732,832
Argenfunds Abierto Pymes	155,767,333	161,281
Argenfunds Renta Total	974,439,315	2,050,167
Argenfunds Renta Flexible	503,464,296	896,682
Argenfunds Renta Dinámica	228,078,430	388,144
Argenfunds Renta Mixta	9,383	8
Argenfunds Renta Global	94,349,770	164,718
Argenfunds Renta Capital	5,307,151	201,447
Argenfunds Renta Balanceada	190,600,849	331,047
Argenfunds Renta Crecimiento	516,144	18,853

45.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2018 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA	Banco del Tucumán SA
Cash and deposits in banks
Amounts in BCRA accounts	46,046,332	4,165,795
Other debt securities
BCRA Internal Bills computable for the minimum cash requirements	18,800,520
Government securities computable for the minimum cash requirements	7,158,360	785,400
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	5,330,580	389,109

Total	77,335,792	5,340,304

46.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these consolidated financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 12/31/2018	12/31/2018	12/31/2017
Subordinated Resettable –Class A	USD 400,000,000	(a.1)	USD 400,000,000	15,288,390	11,170,509
Nonsubordinated – Class B	Ps. 4,620,570,000	(a.2)	Ps. 3,391,052,000	3,460,899	6,957,379
Nonsubordinated – Class C	Ps. 3,207,500,000	(a.3)	Ps. 3,207,500,000	2,916,412

Total				21,665,701	18,127,888

BANCO MACRO SA AND ITS SUBSIDIARIES

a.1)

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

As of January 1, 2017, the recorded amount related to these corporate bonds was 11,749,101.

a.2)

On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000, equivalent to the amount of purchases made to that date.

As of the date of issuance of these consolidated Financial Statement and after the abovementioned date, the Bank made purchases of this issuance for a face value of pesos 147,955,000, with a remaining outstanding face value of 3,243,097,000.

a.3)

On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

As of the date of issuance of these consolidated financial statement, the Bank made purchases of this issuance for a face value of pesos 517,000,000, with a remaining outstanding face value of pesos 2,690,500,000.

As of January 1, 2017 the Bank had recorded 3,104,030 related to Nonsubordinated Corporate Bonds – Class 2, for a face value of USD 150,000,000.

Moreover, on April 27, 2018, the Shareholder´s Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time.

47.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 10, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of December 31, 2018 and 2017 and January 1, 2017:

BANCO MACRO SA AND ITS SUBSIDIARIES

Item	12/31/2018	12/31/2017	01/01/2017
Preferred and other collaterals received from customers (1)	45,544,953	57,946,894	40,750,101
Custody of government and private securities and other assets held by third parties	80,052,243	122,407,840	95,695,009
Written-off credits	2,762,951	3,151,260	3,498,842
Checks already deposited and pending clearance	1,680,896	1,869,645	2,091,203
Outstanding checks not yet paid	3,353,434	3,033,639	3,471,346

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

48.	TAX AND OTHER CLAIMS

48.1.	Tax claims

The AFIP (Federal Public Revenue Agency) and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

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

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdictions.

c)

On February 20, 2018, the AFIP required the Bank to amend the returns in connection with employer’s contributions for the period between November 2012 to December 2016, or otherwise explain the reasons why it had applied the tax rate set forth in Section 2b) of Presidential Decree No. 814/01 (text as per Section 9 of Law No. 25,453). On March 14, 2018, the Bank submitted a detailed explanation of the grounds supporting its position. As of the date hereof, the Bank has not received an answer from the AFIP. In the understanding of the Bank’s management and its tax advisors and legal counsel, no amount for employer’s contributions should be claimed for the indicated periods.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these consolidated financial statements.

48.2.

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

BANCO MACRO SA AND ITS SUBSIDIARIES

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

Furthermore, there is a case challenging the Bank for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It is styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts for such items plus VAT and interests. Although this court decision shall be appealed, the Bank understands that it is lowly likely that a favorable ruling shall be obtained from the trial court, as the Bank became aware that the Court of Appeals approved related actions against other two banks.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these financial statements.

49.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)

According to BCRA regulations, 20% of Banco Macro SA income (calculated in accordance with BCRA standards) for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings. Consequently, the shareholders’ meeting held on April 30, 2019 applied 3,145,849 out of unappropriated retained earnings, to increase such legal earnings reserves.

b)

Pursuant to Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated at the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated. This withholding shall not be applicable to earnings distributions accrue in the fiscal years beginning as of January 1, 2018.

c)

Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met.

In addition, profits may only be distributed to the extent there are positive results, after deducting, on a nonaccounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which profit shall be included as a special reserve, the amount of which as of December 31, 2018 is 3,475,669 and is recognized in Retained Earnings.

As of December 31, 2018, the related adjustments (not restated) to be made on unappropriated retained earnings are as follows:

BANCO MACRO SA AND ITS SUBSIDIARIES

i.	Legal earnings reserves 3,145,849.

ii.	Debit amounts of the accounting items recognized in “other comprehensive income” 527,241.

iii.	The positive net difference between the amortized cost and the fair value 42,680.

iv.	Profit originated as a result of the first-time application of the IFRS, included as special reserve 3,475,669.

Additionally, the maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

Finally, the Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

d)

Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned paragraphs and according with the shareholders’ meeting held on April 30, 2019, were applied: 3,145,849 to increase the legal retained earnings, 3,475,669 to a special reserve related to the first-time application of IFRS as established by BCRA Communiqué “A” 6618 and 12,583,394 to increase other earnings reserved for future dividends distributions. Moreover, the abovementioned shareholders’ meeting approved a cash dividend distribution which is described in note 40 to these consolidated financial statements.

50.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institutions, the activities of Banco Macro SA and Banco del Tucumán SA are governed by the Financial Entities Law No. 21,526, as supplementary, and the regulations issued by the BCRA. Moreover, they adhere to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplementary.

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA for its acronym in Spanish language) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 622/13, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplementary, are as follows:

BANCO MACRO SA AND ITS SUBSIDIARIES

•	Ownership structure

As of December 31, 2018, the Bank’s shareholders are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Brito Jorge Horacio	16.59	18.55
Carballo Delfín Jorge Ezequiel	16.68	18.37
ANSES FGS Law No. 26425	27.49	25.77
Grouped shareholders (Local Stock Exchanges)	10.47	10.35
Grouped shareholders (Foreign stock exchanges)	28.77	26.96

On the other hand, the shareholders of Banco del Tucumán SA are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Banco Macro SA	99.945%	99.945%
Others	0.005%	0.005%

•	Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 13 regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. In the fiscal year 2016 particularly, due to the reorganization of the Board, some of them were appointed for shorter periods. Directors are nominated and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities. The following table shows the Bank’s Board of Directors as of December 31, 2018:

Name	Position
Delfín Jorge Ezequiel Carballo	Chairman
Jorge Pablo Brito	Vice chairman
Carlos Alberto Giovanelli	Director
Nelson Damián Pozzoli	Director
José Alfredo Sanchez (*)(***)	Director
Martín Estanislao Gorosito (*)(**)	Director
Constanza Brito	Director
Guillermo Stanley	Director
Mario Luis Vicens (*)	Director
Juan Martín Monge Varela(*)(**)	Director
Marcos Brito	Director
Alejandro Eduardo Fargosi (*)(**)	Director
Delfín Federico Ezequiel Carballo	Director
Santiago Horacio Seeber	Alternate director
Alejandro Guillermo Chiti (*)	Alternate director
Fabián Alejandro de Paul (*)(***)	Alternate director

(*)	Independent directors.
(**)	Designated by Anses-Fgs.
(***)

The Shareholders’ Meeting held on April 30, 2019, decided, among other issues, the designation of Fabián Alejandro de Paul as a director due to the expiration term of José Alfredo Sanchez and Alan Whamod as an alternate director in the place of Fabián Alejandro de Paul.

The Board of Directors of Banco del Tucumán S.A. in turn is composed of six members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are nominated and appointed by the Shareholders’ Meeting.

BANCO MACRO SA AND ITS SUBSIDIARIES

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice chairman
Jorge Pablo Brito	Director
Nelson Damián Pozzoli	Director
Claudio Alejandro Cerezo	Director
Marcos Brito	Director
Ernesto Eduardo Medina	Alternate director
María Milagro Medrano	Alternate director
Ignacio Palma	Alternate director
Constanza Brito	Alternate director

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

At present, six Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

Senior Management is directed by a General Manager designated by the Board and includes as well officers reporting directly to the general manager, as well as officers of three staff areas reporting directly to the Board. Members are detailed below:

Gustavo Alejandro Manriquez	General manager
Brian Anthony	Management control and strategic planning manager
Martín Kaplan	Commercial banking manager
Ernesto Eduardo Medina	Human resources manager
Jorge Francisco Scarinci	Finance and investor relation manager
Francisco Muro	Distribution and sales manager
Ana María Magdalena Marcet	Credit risk manager
María Milagro Medrano	Institutional relations and customer service manager
Agustín Devoto	Investment banking manager
María José Perez Van Morlegan	Legal manager
Alberto Figueroa	Comprehensive risk management manager
Adrian Mariano Scosceria	Corporate banking manager
Ricardo Mendoza Alban	Operations and system manager
Juan Domingo Mazzon	Government banking manager
Gerardo Adrián Álvarez	Administration manager

•	Committees

The corporate by-laws state that the Board of Directors may establish such Committees as it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit	They are established in Capital Markets Law as supplementary.

Internal Audit (1)	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Integral Risk Management (2)	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT (1)	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Credit (2)	Approving credit transactions based on credit capacity.

Legal Recovery (2)	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions

BANCO MACRO SA AND ITS SUBSIDIARIES

Committee	Functions
Personnel Incentives (2)	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance (2)	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Designations (2)	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering (1)	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Financial Services User Protection (2)	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

(1)	Banco Macro SA and Banco del Tucumán SA have its own Committee
(2)	Banco Macro SA´ with a view group management.

•	Code of ethics

The Bank has established a Code of Ethics for directors and senior management, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with the Bank’s Code of conduct and other policies and procedures governing employee conduct. This Code of ethics is supplemental to the Bank’s Code of Conduct.

•	Code of Conduct

The Entity promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.

The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior, between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.

In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

•	Ethical line

According with ethical behavior standards, it was implemented for the Bank and its subsidiaries, Banco del Tucumán SA y Macro Securities SA, Macro Fondos SGFCI SA y Macro Fiducia SA, an Ethical line or a report channel, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, who takes knowledgment of them, as well as the resolution of cases, following the protocols.

Branches

The Bank has a broad network of branches throughout the entire country, featuring as of December 31, 2018, 437 branches of Banco Macro SA and 34 branches of Banco del Tucumán SA.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in note 3. to the Bank’s consolidated financial statements.

BANCO MACRO SA AND ITS SUBSIDIARIES

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 43, respectively.

•	Incentive practices

The Bank adopts a compensation policy that comprises fixed and variable compensation; the latter is granted within the framework of an objective and competency assessment process.

The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

•	Their contribution to the results reached

•	Their management in keeping with the Bank’s mission and values

The key variables in determining compensation are:

•	The level of responsibility and complexity of the position

•	The person’s competencies and potential

•	The person’s performance and outcomes

•	The position with respect to the benchmark market

•	The results reached by the Bank

The Incentives Committee is in charge of ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

The Bank aims at compensating personnel ensuring performance recognition, internal equity, competitiveness, productivity, efficiency and added value.

•	Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta and Jujuy. In addition, the controlled entity, Banco del Tucumán SA, acts as financial agent of the Province of Tucumán and the Municipalities of Yerba Buena and San Miguel de Tucumán.

•	Corporate Sustainability Policy

The Bank is aware of its responsibility towards the surrounding communities. The Corporate Sustainability area promotes this development by fostering and implementing policies and actions that exert a positive social, environmental and economic impact.

Thus, it engages in constant dialogue with the different areas and stakeholders with the ultimate goal of creating social value and drafting policies aimed at promoting a fair, supporting and equal world.

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and financial statements) and ensure their integration and consistency with corporate sustainability.

•	Anticorruption policy

Pursuant to Law No. 27,401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtaining or keeping a business. It also extends these guidelines to the private sphere. These principles are contained in the Ethics Code for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA) because Banco Macro S.A. is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.

BANCO MACRO SA AND ITS SUBSIDIARIES

The Group companies that wish to perform any transaction involving any public administration officer, public agency or public company, either Argentine or foreign, shall communicate this event in advance to the Board through the General Manager and inform, before the transaction is conducted, the agents or intermediaries that may be involved in the transaction. The Bank also has a manual with guidelines for interacting with public officers.

This communication duty is not mandatory for the transactions derived from agreements with provincial financial agents (except for the subscription of framework agreements), ordinary bank transactions (for example, payroll processing) and the transactions that do not pose any major risk due to the minimum amounts involved.

These anticorruption policies, although they are aimed at transactions within the public sector, also apply to transactions between private parties, as specifically set forth in the Ethic Code and the Code of Conduct.

The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Act No. 21526 and the regulations issued by the regulatory agency (BCRA).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplementary), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also note 19 to these consolidated financial statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and, www.bancodeltucuman.com.ar (“Información institucional e Inversores”) additionally, some guidelines are disclosed in other notes to these Financial Statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available in the Bank’s website.

Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee and appointed a Head of Integral Risk Management.

Its duties includes ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also, the duties of each organizational level in the process.

BANCO MACRO SA AND ITS SUBSIDIARIES

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system is supplementary with policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

Integral Risk Management

The Integral Risk Management area is formed by the Compliance Department and the Risk Management Department, in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•	Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic Capital Calculation

The Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

•	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

•	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

•	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

•	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

•	Policies and proceedings ensuring the risk management process.

•	A process connecting economic capital with risk level.

•	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

BANCO MACRO SA AND ITS SUBSIDIARIES

•	An internal control process, in order to secure a comprehensive risk management.

The Bank actively uses guarantees to mitigate its credit risk.

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

In addition, note that the Bank meets the provisions established by the BCRA as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency risk, and operational risk.

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2018, together with the integration thereof (computable equity) as of the end of such month:

Description	12/31/2018
Minimum capital requirements	20,437,130
Computable equity	66,113,167

Capital surplus	45,676,037

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

50.1.	Credit Risk

The Bank’s credit rating grades

The credit risk is the existing risk regarding the possibility for the Bank to incur a loss because one or several customers or counterparties fail to meet their obligations.

In order to manage and control the credit risk, the Bank establishes limits regarding the amount of risk it is willing to accept, so as to monitor the indicators with respect to such limits.

The Board of Directors approves the Bank’s credit policy and credit assessment in order to provide a framework for the creation of businesses to attain an adequate correlation between the risk assumed and profitability. The Bank has procedure manuals that contain guidelines, the compliance with current regulations and the prescribed limits. Such manuals are aimed at achieving the following goals:

•	Achieving an adequate portfolio segmentation by type of customer and by economic sector;

•	Boosting the use of the risk analysis and assessment tools that best adjust to the customer’s profile;

•

Setting consistent standards for granting loans, following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals;

•

Setting limits to individual powers for granting loans depending on the amount, promoting the existence of specific committees that, according to their sphere of competence, will be in charge of defining assistance levels;

•	Optimizing the quality of risks assumed, having appropriate guarantees according to the loan term and the level for the risk involved; and

•	Monitoring the loan portfolio and the level of customers’ compliance permanently.

Credit risk management implies the existence of a structure having the necessary characteristics to achieve the organizational goals in all stages of the credit cycle: admission, follow-up, monitoring and recovery.

BANCO MACRO SA AND ITS SUBSIDIARIES

The risk assessment process varies depending on whether it’s about Corporate Banking customers or Consumer Banking customers.

For the assessment of Corporate Banking customers, the Bank features different methods involving several responsible levels and which become more complex according to the magnitude of the transactions, as to amounts and type of assistance, weighted by terms and existing coverage.

When transactions exceed in amount the authorization instances by delegated powers or through the decentralized risk analysis, lines of credits are approved at Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed, in order to adjust them to the number of transactions the Bank faces and optimize the credit risk rating.

The risk analysis of assistance discussed in Credit Committees is performed at the Corporate Risk Management Department: specialized risk analysts prepare separate Risk Reports per client or Economic Group, which serves to support the credit decisions made by Committee members.

Risk reports include –at least- information regarding the application of the loans and their repayment source, debtor’s historical and current behavior and the economic group to which debtor belongs; debtor’s repayment capacity based on debtor’s cash flows; the guarantees that shall secure the obligations, the ownership situation of such collaterals, enforcement possibilities and their sensibility to changes in the economy; the market in which debtor operates and debtor’s position; debtor’s equity, economic and financial position and debtor’s possibility to access to loans.

The resolutions of the Committees include the terms and conditions applicable to the assistance regarding amount, currency, terms, coverage with guarantees, follow-up provisions, etc. Committee decisions are based on debtor’s risk of non-performance and only on secondary basis on debtor’s equity and risk mitigating factors of the transaction.

Credit risk assessment for Consumer Banking customers, assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding debtor’s file integration, in order to duly document the data entered into the assessment systems. Credit risk officers also define a credit power regime based on the margins to be approved and –if applicable- the admitted exceptions.

The Bank features processes to detect interrelated debtor groups that must be considered as a single customer (economic groups) and to group risk exposures with the same debtor or counterparty in different credit facilities.

Before credit rating approval, the Bank performs a series of controls in order to mitigate related credit risks, as well as to conform the transactions to the regulatory framework of technical relationships.

The Bank features a formal, strong and well-defined process to manage loans experiencing any problem. Proceedings vary according to the type of portfolio and the delinquency status.

To mitigate credit risk, the Bank requests the granting of guarantees on the agreed financing. A particular area of the Credit Risk Management Department is responsible for the administration of all guarantees received by the Bank, as well as of the periodic evaluation and update of the value thereof, in order to monitor the quality of risk mitigants.

50.1.1.	Impairment assessment (Policy applicable from January 1, 2018)

The references below show where the Bank’s impairment assessment and measurement approach is set out in these consolidated financial statements. It should be read in conjunction with note 3.2.4.1.

50.1.1.1	Basis for analysis

Clients evaluated on a collective basis

Asset classes where the Bank calculates ECL on a collective basis include Loans and other financing of the Consumer portfolio. This portfolio comprises individual loans and comercial loans up to 19,500.

BANCO MACRO SA AND ITS SUBSIDIARIES

Clients evaluated on an individual basis

Asset classes where the Bank calculates ECL on an individual basis include:

•	Other Debt Securities at amortized cost.

•	Other Debt Securities at fair value through Other Comprehensive Income.

•	Loans and other financing of Commercial portfolio which comprises corporate loans above 19,500, Public sector loans and financial sector loans.

50.1.1.2.	Definition of default and cure

Clients evaluated on a collective basis:

In some circumstances, the Bank has no reasonable and sustainable information available without effort or disproportionate cost to measure ECL over the life of the asset on an individual instrument basis. In such cases, the ECL during the life of the asset will be recognized on a collective basis.

In these cases, the Bank considers all financial instruments of the same client defaulted and therefore Stage 3 (credit -impaired) for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments.

Clients evaluated on an individual basis:

The Bank performs a qualitative assessment of whether a customer is in default, by considering a variety of instances that may indicate unlikeliness to pay. When such events occur, the Bank carefully considers whether the event should result in treating the customer as defaulted and therefore assessed as Stage 3 for ECL calculations or whether Stage 2 is appropriate. Such events are mainly:

•	Significant arrears in the main credit lines granted.

•	Judicial demand by the Bank to collect the assistance granted.

•	Request for reorganization proceeding or bankruptcy.

•	Forborne loans with principal still outstanding.

It is the Bank’s policy to consider a financial instrument as “cured” and therefore reclassified out of Stage 3 when none of the default criteria are present. The decision whether to classify an asset as Stage 2 or Stage 1 once cured depends on the updated credit grade, at the time of the cure, and whether this indicates there has been a significant increase in credit risk compared to initial recognition.

50.1.1.3.	The Bank’s internal rating and PD estimation process

The Bank’s Risk Management Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower, utilize supplemental external information that could affect the borrower’s behavior. Additionally, these models were developed for the commercial and consumer portfolios, as detailed below.

Commercial lending

The rating module developed by the entity, in order to identify the risks and concentrations associated with the PDs in accordance with the commercial strategies is based on a Behavior Module considering the behavior scores of the commercial portfolio segments contemplate variables of internal behaviour and variables from public sources. The Probabilities of Default are established based on the behavior scores of the commercial portfolio, in order to determine the ECL over each customer’s credit exposure.

BANCO MACRO SA AND ITS SUBSIDIARIES

Consumer lending

To classify the consumer portfolio per risk levels, the Bank has developed a dual-matrix methodology that combines generic Market Scores with the Bank’s internal behavior scores, to determine each customer’s Probability of Default (PD).

Credit Risk Management is responsible for the development of the Score Models.

The proposals for implementing the models, as well as the changes in the policy conditions or model parameters, are submitted to the Risk Management Committee for approval. The methodologies, variables, development population, observation windows and results that support the preparation of the models are documented in special reports, as well as their frequent validation.

The Bank’s internal credit rating grades

Category	Ponderate PD	% Gross Carrying Amount
Performing	2.16%	95.19%
High Grade	1.13%	79.94%
Standard Grade	4.52%	16.23%
Sub-Standard Grade	13.57%	3.83%
Past Due but not impaired	23.60%	2.93%
Non-Performing	100.00%	1.88%

Total		100.00%

50.1.1.4.	Exposure at default

The EAD represents the gross carrying amount of the financial instruments subject to the impairment calculation, addressing both the client’s ability to increase its exposure while approaching default and potential early repayments too.

To calculate the EAD for Stage 1 financial assets, the Bank assesses the possible default events within 12 months for the calculation of the 12mECL. For Stage 2 and Stage 3 financial assets, the exposure at default is considered for events over the lifetime of the instruments.

The Bank developed a calculation method for the products that have a defined flow schedule, and another method for the products that provide the customers with a credit line (revolving products). For revolving products, the Bank calculated a credit risk factor that contemplates the use that this credit line could represent in case of default. Upon building the credit risk factors, the aging of the product and level of use was considered, among other characteristics.

50.1.1.5.	Loss given default

LGD is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

It is the complement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the default amount is compared with the current value of the amounts recovered after the date of default.

The Bank segments its loans into smaller homogeneous portfolios, based on key characteristics that are relevant to the estimation of future cash flows. The applied data is based on historically collected loss data and involves a different set of transaction characteristics (e.g., product type, different range of collateral types) as well as borrower characteristics.

BANCO MACRO SA AND ITS SUBSIDIARIES

The most usual approach is that known as “workout LGD”, in which estimates are based on the historical information observed in the Bank, by discounting the flows that are recorded throughout the recovery process of the contracts in default at a certain time using the EIR.

Once the recovery rates are obtained, this behavior is projected through a triangular method to estimate the periods with less aging. Finally, the weighted average of the loss for each portfolio is determinated.

The work-out period corresponds to the term observed for recovery flows as from the date of default, so that an increase in the observation period does not significantly alter the recovery amount. In other words, it is a period in which it is assumed that all recovery efforts are practically exhausted.

Further recent data and forward-looking economic scenarios are used in order to determine the IFRS 9 LGD rates. When assessing forward-looking information, the expectation is based on different scenarios.

50.1.1.6.	Significant increase in credit risk

The Bank continuously monitors all assets subject to ECLs. In order to determine whether an instrument or a portfolio of instruments is subject to 12mECL or LTECL, the Bank assesses qualitative and quantitative information whether there has been a significant increase in credit risk since initial recognition.

When estimating ECLs on a collective basis for a group of similar assets, the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

The significant increase in credit risk is assessed by comparing PD as from the date of origin and the PD as from the reporting date adjusted by the forward-looking factor. The Bank considered that there is a significant increase in credit risk when there is more than one level of variation in the clients risk category at the reporting date, except for clients considered of very low risk where the variation required two categories.

Moreover, when estimating ECLs on an individual basis, the Bank also applies a qualitative method for triggering a significant increase in credit risk for an asset, such as moving a customer/facility to the watch list considering the following situations:

•	Clients with more than 30 days past due, or

•	Clients with more than 10 rejected checks that amount more than 40% of its total debt and which were not repaid in the last 3 months, or

•	Clients who are non performing in more than two financial entities and whose debt is at least 20% of its total debt to the Argentinian financial system.

Those clients are individually assessed by credit analysts who determine if they present a significant increase in credit risk. Once clients are on the watch list, they remain there for 60 days more after the reason why they were included there disappears.

Moreover, the Bank monitors the effectiveness of the criteria used in identifying the significant increase in credit risk through periodic reviews to confirm that:

•	The criteria are able to identify significant increases in credit risk before an exposure defaults.

•	The average time between a significant increase in credit risk is identified and the date the default occurs is reasonable.

•	In general, exposures are not transferred directly from the measurement of the 12mECL to impaired financial instruments.

50.1.1.7.	Staging

The conditions and indicators used by the Bank to include customers in each of the three stages, both individually and collectively, are presented below.

BANCO MACRO SA AND ITS SUBSIDIARIES

Definition of the conditions for each Stage

Customers analyzed on a collective basis

Stage 1

•	Customers with arrears equal to or less than 30 days as of the date of reporting in any of its financial instruments; or

•	Customers who do not present a significant risk variation from the origin date through the date of the report.

•

Low risk customers who have a strong capacity to meet their contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce their ability to fulfil their contractual cash flow obligations.

Stage 2

•	Customers with arrears greater than 30 days at the time of reporting in any of its financial instruments; or

•	Customers who present a significant risk variation from the origin date through the date of the report. This significant increase in credit risk is explained in further detail in note 50.1.1.6.

Stage 3

The Bank considers a financial instrument defaulted and therefore Stage 3 (credit -impaired) for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments.

When estimating ECLs on a collective basis for a group of similar assets (as set out in note 50.1.1.7.), the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

Customers analyzed on an individual basis

Stage 1

The customers whose individual assessment reflects the following characteristics are considered included in Stage 1:

•	The customer did not experience significant increases in the risk of its financial instruments, according to their internal risk rating.

•	The customer’s cash flow analysis shows that is capable of adequately meeting all of its financial obligations.

•

The customer has financial liquidity, with a low level and a proper structure of indebtedness with respect to its profit-generating capacity and shows a high ability to settle payables (principal and interest) in the agreed-upon conditions.

•	The customer’s cash flows are not susceptible to drastic changes in the event of major variations in the behavior of own and sector variables.

•	The customer regularly complies with the payment of its obligations, even when there are minor and insignificant arrears.

This stage also includes customers previously included in Stage 2 who improved their credit risk indicators, and therefore comply with the parameters defined for Stage 1.

Stage 2

This stage includes the customers in the Watch List who, based on the individual analysis of their payment capacity, suffer a significant increase in their risk.

Some elements considered upon defining the existence of a significant increase in risk are:

BANCO MACRO SA AND ITS SUBSIDIARIES

•	The customer presents indicators of profitability, liquidity and solvency that tend to weaken.

•	Significant increase in the customer’s debt without a consistent rise in revenues.

•	Major decline in operating margins or negative operating result.

•	Adverse changes in the regulatory, technological or economic environment that negatively impacts the customer’s future financial flows.

•	Drastic drop in demand or negative changes in the customer’s business plans.

•	Changes in the customer’s internal behavior rating or individual assessment, which resulted in a decrease in the credit rating in real terms.

•	Significant changes in the value of the guarantees received.

This stage also includes customers previously included in Stage 3, who improved their credit risk indicators and thus they are no longer in default, but whose status prevents them from being recategorized to Stage 1.

Stage 3

It includes customers that comprise the watch list and, after an individual analysis, experience some of the following situations:

•	The customer incurs in significant arrears in the major credit lines granted, and this has not been agreed with the Bank.

•	The customer has been sued judicially by the Bank for the recovery of the assistance granted.

•	The customer requested its own reorganization proceeding or went into bankruptcy.

•	The customer systematically refinances its debts and has still not settled over 5% of the refinanced principal.

•	The analysis of the customer’s cash flows shows it is highly unlikely that the customer may meet all its financial obligations in the agreed-upon conditions.

This stage also includes customers previously included in Stage 2, with significantly impaired risk indicators.

50.1.2.	Analysis of inputs to the ECL model under different economic scenarios

An overview of the approach to estimating ECLs is set out in Note 3.2.4.1. and Significant accounting judgements, estimates and assumptions. To ensure completeness and accuracy, the Bank obtains the data used from third party sources and a team of economists within its Credit Risk Department verifies the accuracy of inputs to the Bank’s ECL models including determining the weights attributable to the multiple scenarios.

The following table set out the key drivers of expected loss and the assumptions used for the Bank’s base case estimate, ECLs based on the base case, plus the effect of the use of multiple economic scenarios, as of December 31, 2018.

The table shows the values of the key forward looking economic variables/assumptions in Argentina used in each of the economic scenarios for the ECL calculations as of December 31, 2018. The figures for “Subsequent years” represent a long-term average and so are the same for each scenario.

Key Drivers	ECL Scenario	Assigned Probabilities	2019	2020	2021	2022
			%	%	%	%
GDP growth %
	Upside	10%	-1.00%	4.25%	4.30%	4.00%
	Base case	60%	-1.50%	3.50%	3.30%	3.00%
	Downside	30%	-2.25%	1.75%	0.80%	1.00%
Unemployment rates %
	Upside	10%	10.0%	9.5%	9.0%	8.0%
	Base case	60%	10.1%	10.3%	9.8%	9.6%
	Downside	30%	11.0%	11.5%	12.0%	12.0%

BANCO MACRO SA AND ITS SUBSIDIARIES

Key (contd.)	Drivers	ECL Scenario	Assigned Probabilities	2019	2020	2021	2022
Central Bank base rates %
		Upside	10%	37.8%	30.5%	20.0%	13.7%
		Base case	60%	36.0%	29.0%	19.0%	13.0%
		Downside	30%	37.8%	34.8%	26.6%	24.7%
House Price index %
		Upside	10%	31.5%	25.2%	18.9%	14.7%
		Base case	60%	30.0%	24.0%	18.0%	14.0%
		Downside	30%	33.0%	31.1%	28.9%	26.7%

50.1.3.	Impact on regulatory capital

The economic capital model is detailed in note 50, section “Economic Capital Calculation”. Since this model responds to the requirements established by the BCRA, which does not contemplate using ECL, currently it has no impact on economic capital. The BCRA will adopt the Impairment requirements included in IFRS 9 for the years beginning January 1, 2020.

The Bank does not expect significant effects on regulatory capital from the adoption of ECL methodology.

50.1.4.	Overview of modified and forborne loans

From a risk management point of view, once an asset is forborne or modified, the Bank’s special department for distressed assets continues to monitor the exposure until it is completely and ultimately derecognized.

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the period, with the related modification loss suffered by the Bank.

The amortized cost of financial assets modified during the period and the associated net modification amounted to 610,992 and 46,564, respectively.

50.1.5.	Credit quality per asset classes and industry

The Bank’s concentrations of risk are managed by client/counterparty and industry sector. The following table shows the risk concentration by industry for the components of the statement of financial position. Additional disclosures for credit quality and the maximum exposure for credit risk per categories based on the Bank’s internal credit rating system and year-end stage classification are further disclosed in notes 5, 9.1. and 10.

BANCO MACRO SA AND ITS SUBSIDIARIES

	Stage					12/31/2018	12/31/2017
	1		2		3
	Individual	Collective	Individual	Collective	Total
Loans and other financing	67,170,083	91,201,856	1,015,056	20,209,680	3,438,825	183,035,500	199,801,999
Non-financial Public Sector	1,761,377			8,103	29	1,769,509	2,816,761
Other Financial Entities	5,626,003	686				5,626,689	6,524,316
Non-financial Private Sector and Foreign Residents	59,782,703	91,201,170	1,015,056	20,201,577	3,438,796	175,639,302	190,460,922
Individuals	78,280	73,081,033		9,272,840	1,504,397	83,936,550	104,714,493
Manufacturing industry	28,181,427	2,806,262	208,220	1,833,684	727,922	33,757,515	27,942,827
Agricultural livestock, hunting, forestry and fishing	7,708,045	4,490,328	380,135	3,665,239	278,639	16,522,386	15,034,976
Commercial activities	6,627,492	2,985,112	179,312	2,255,325	567,314	12,614,555	14,492,972
Services	2,023,869	5,829,613	75,550	2,328,427	260,422	10,517,881	13,373,077
Exploration of mines and quarries	8,482,248	61,999		49,922	556	8,594,725	3,959,071
Construction activities	2,352,499	676,431	171,839	550,885	48,990	3,800,644	7,178,720
Electricity supply, gas, steam and air conditioner	2,721,492	62,666		8,998	899	2,794,055	1,549,383
Financial intermediation and insurance services	849,937	498,372		42,949	12,872	1,404,130	979,625
Public administration, defense and compulsory social security		569,483		125,380	16,703	711,566	700,336
Information and communications	545,800	73,999		45,584	12,880	678,263	240,440
Water supply, sewerage, waste management and recovery of materials, and public sanitation	211,614	65,872		22,344	7,202	307,032	295,002

The analysis of the calculation of ECL additionally includes the exposure to credit risk of unused agreed commitments amounted to 80,852,518.

BANCO MACRO SA AND ITS SUBSIDIARIES

50.1.6.	Collateral and other credit improvements

The table below shows the types of guarantees received as of December 31, 2018:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure	Associated ECLs
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Letters of credit	256,788						104,486	104,486	152,302	3,461
Guarantees and other commitments	1,575,278								1,575,278	7,269
Loans and other financing	183,035,500	406,244	3,439,059	18,396,210	4,335,920	741,408	18,121,626	45,440,467	137,595,033	3,869,037
Debt securities at fair value through profit or loss	2,635,247								2,635,247
Other debt securities at amortized cost	8,151,176								8,151,176	57
Other debt securities at fair value through OCI	56,433,583								56,433,583

TOTAL	252,087,572	406,244	3,439,059	18,396,210	4,335,920	741,408	18,226,112	45,544,953	206,542,619	3,879,824

The table below provides an analysis of the current fair values of collateral held for stage 3 assets as of December 31, 2018:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Net exposure	Associated ECLs
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Other	Total collateral
Loans and other financing	3,438,825	3,905	70,171	489,570	142,248	463,511	1,169,405	2,269,420	1,527,108

TOTAL	3,438,825	3,905	70,171	489,570	142,248	463,511	1,169,405	2,269,420	1,527,108

The table below shows the types of guarantees received as of December 31, 2017:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral						Total collateral	Net exposure
		Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other
Letters of credit	133,286						68,363	68,363	64,923
Guarantees and other commitments	1,754,594	1,419					277,521	278,940	1,475,654
Loans and other financing	199,801,999	652,038	6,024,417	14,847,202	6,267,483	1,118,784	28,689,667	57,599,591	142,202,408
Debt securities at fair value through profit or loss	1,603,472								1,603,472
Other debt securities at amortized cost	1,386,173								1,386,173
Other debt securities at fair value through OCI	49,852,407								49,852,407

TOTAL	254,531,931	653,457	6,024,417	14,847,202	6,267,483	1,118,784	29,035,551	57,946,894	196,585,037

BANCO MACRO SA AND ITS SUBSIDIARIES

The table below provides an analysis of the current fair values of collateral held for stage 3 assets as of December 31, 2017:

Class of financial instrument	Maximum exposure to credit risk	Fair value of collateral					Net exposure
		Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Other	Total collateral
Loans and other financing	2,093,697	9,417	263,463	64,505	419,866	757,251	1,336,446

TOTAL	2,093,697	9,417	263,463	64,505	419,866	757,251	1,336,446

50.2.	Liquidity Risk

Liquidity risk is defined as the risk of imbalances occurring between marketable assets and payable liabilities (“mismatches” between payments and collections) that could affect the Bank’s ability to meet all of its current and future financial obligations, taking into consideration the different currencies and settlement terms of its rights and obligations, without incurring significant losses.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk deriving from the uncertainty that the Bank may be exposed to with respect to its capacity to honor the financial commitments assumed with its customers in due time and manner, a policy has been established, the main aspects of which are as follows:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank has implemented the following policies, the follow-up and control of which are under the charge of the Assets and Liabilities Committee:

a)

Giving priority to the attraction of retail deposits in order to have an atomized portfolio, avoiding the risk of concentrating the portfolio in a few investors. The level of retail deposits is expected to be at least 50% of total deposits.

b)	The interest held in time deposit portfolio of institutional investors (foreign investors, mutual funds, insurance companies and pension fund managers) shall not exceed 15% of total liabilities.

c)	The certificates of deposit taken shall not exceed 5% of total time deposit, or a fixed amount determined by the Bank.

d)	No investor may have time deposit for an amount exceeding 10% of the total deposits portfolio.

e)	Finally, financial and interbank loans borrowed may not exceed 20% of total liabilities. No institution can exceed 50% of such limit.

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, included “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

BANCO MACRO SA AND ITS SUBSIDIARIES

In the event of a liquidity crisis, the Bank has a contingency plan with the following actions:

a)	Sale of high-liquidity assets;

b)	Repo agreements with the BCRA with assets issued thereby, which are held in the Bank’s portfolio;

c)	Limit any new credit assistance; and

d)

Requesting financial assistance from the BCRA in the event of illiquidity. Current BCRA rules set forth the criteria to grant financial assistance to financial institutions in the event of illiquidity problems.

The following table shows the liquidity ratios during the fiscal years 2018 and 2017, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2018	2017
December, 31	55.40%	47.00%
average	47.48%	46.20%
max	57.08%	51.90%
min	42.23%	40.84%

The tables below summarize the maturity of the contractual cash flows of loans and other financing, including interest and charges to be accrued until maturity of the contract as of December 31, 2018 and 2017 and January 1, 2017:

		Remaining terms to maturity as of December 31, 2018
	Past due	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Item								Total
Non financial government sector		156,275	403,613	434,592	745,089	968,517	323,784	3,031,870
Financial sector		1,097,205	1,733,758	1,205,293	1,698,740	598,110	22,143	6,355,249
Non financial private sector and foreign residents	1,896,929	52,337,082	23,411,664	25,455,967	30,819,902	35,342,048	69,687,361	238,950,953

Total	1,896,929	53,590,562	25,549,035	27,095,852	33,263,731	36,908,675	70,033,288	248,338,072

		Remaining terms to maturity as of December 31, 2017
	Past due	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Item								Total
Non financial government sector		76,520	332,942	270,689	802,978	1,450,392	1,293,752	4,227,273
Financial sector		1,318,043	667,597	1,056,931	1,133,026	1,490,682	382,808	6,049,087
Non financial private sector and foreign residents	1,313,322	54,217,784	27,751,201	26,559,754	30,112,374	45,297,068	79,558,577	264,810,080

Total	1,313,322	55,612,347	28,751,740	27,887,374	32,048,378	48,238,142	81,235,137	275,086,440

		Remaining terms to maturity as of January 1, 2017
	Past due	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Item								Total
Non financial government sector		1,379,189	235,318	709,154	262,540	501,535	424,583	3,512,319
Financial sector		745,121	952,178	900,053	718,461	471,306	136,828	3,923,947
Non financial private sector and foreign residents	999,170	54,829,527	23,981,844	22,566,721	25,541,148	35,645,714	47,260,716	210,824,840

Total	999,170	56,953,837	25,169,340	24,175,928	26,522,149	36,618,555	47,822,127	218,261,106

BANCO MACRO SA AND ITS SUBSIDIARIES

Additionally, the tables below disclose the maturity of the contractual future cash flows of financial liabilities, including interest and charges to be accrued until maturity of the contracts, as of December 31, 2018 and 2017 and January 1, 2017:

	Remaining terms to maturity as of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Item
Deposits	198,459,625	33,817,014	7,493,854	1,310,113	64,511	15,985	241,161,102

From the non financial government sector	17,319,378	1,670,962	639,754	46,091	206		19,676,391
From the financial sector	148,275						148,275
From the non financial private sector and foreign residents	180,991,972	32,146,052	6,854,100	1,264,022	64,305	15,985	221,336,436

Derivative instruments	1,019		350				1,369

Repo Transactions	164,667						164,667

Other financial institutions	164,667						164,667

Other financial liabilities	15,140,459	18,645	9,221	13,064	20,085	140,505	15,341,979

Financing received from the Central Bank of Argentina and other financial institutions	425,053	918,813	1,083,024	470,177	87,151	125,173	3,109,391

Issued corporate bonds	362,534		584,698	734,105	1,441,379	7,387,182	10,509,898

Subordinated corporate bonds			510,412	510,412	1,020,824	21,757,164	23,798,812

Total	214,553,357	34,754,472	9,681,559	3,037,871	2,633,950	29,426,009	294,087,218

	Remaining terms to maturity as of December 31, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Item
Deposits	181,183,593	29,262,291	4,101,328	794,401	42,426	11,593	215,395,632

From the non financial government sector	16,960,126	1,697,075	471,333	1,670	25,934		19,156,138
From the financial sector	120,123						120,123
From the non financial private sector and foreign residents	164,103,344	27,565,216	3,629,995	792,731	16,492	11,593	196,119,371

Liabilities as fair value through profit or loss	9,523						9,523

Derivative instruments	34,116						34,116

Repo Transactions	3,968,851						3,968,851

Other financial institutions	3,968,851						3,968,851
Other financial liabilities	15,355,113	32,069	15,828	24,388	37,737	242,087	15,707,222

Financing received from the Central Bank of Argentina and other financial institutions	1,369,280	135,384	17,134	23,575	50,626	138,948	1,734,947

Issued corporate bonds			596,931	596,931	1,193,862	9,806,722	12,194,446

Subordinated corporate bonds			392,858	401,500	802,999	16,708,703	18,306,060

Total	201,920,476	29,429,744	5,124,079	1,840,795	2,127,650	26,908,053	267,350,797

BANCO MACRO SA AND ITS SUBSIDIARIES

	Remaining terms to maturity as of January 1, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Item
Deposits	173,114,760	31,834,826	3,229,799	580,267	17,530	6,712	208,783,894

From the non financial government sector	13,109,910	4,034,951	491,221	159,705	216		17,796,003
From the financial sector	102,938						102,938
From the non financial private sector and foreign residents	159,901,912	27,799,875	2,738,578	420,562	17,314	6,712	190,884,953

Repo Transactions	2,018,763						2,018,763

Other financial institutions	2,018,763						2,018,763
Other financial liabilities	10,605,033	885,593	12,730	12,655	19,947	271,144	11,807,102

Financing received from the Central Bank of Argentina and other financial institutions	158,242	90,587	166,526	26,177	18,180	23,548	483,260

Issued corporate bonds		3,126,512					3,126,512

Subordinated corporate bonds			394,266	394,266	788,529	17,990,167	19,567,228

Total	185,896,798	35,937,518	3,803,321	1,013,365	844,186	18,291,571	245,786,759

50.3.	Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank’s balance sheet as a result of the adverse fluctuations in the market prices of different assets.

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank’s net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control of risks derived of the variations in the quotes of financial instruments in order to optimize the risk-return relationship, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

Risks to which those investment portfolios are exposed are monitored through historical simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

The Bank calculates the economic capital by market risk using the Value at Risk methodology, using the historical simulation approach.

In order to carry out the above mentioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

In this way the Bank obtains the prices of business days for each instrument between the valuation date and the oldest date, the latter to be established based on the days of history with which the Bank intends to calculate VaR.

Once the Bank has obtained the Price matrix, it proceeds to calculate price variations (10-days returns since it is the established Holding Period) occurred in the history during a period of time similar to the chosen holding period, for each instrument separately, obtaining the return matrix.

BANCO MACRO SA AND ITS SUBSIDIARIES

With the return matrix, in order to generate the different simulations of prices of each of the “n” instruments, the Bank multiplies the current price of each instrument by the relevant returns.

In order to get the portfolio simulations, the Bank multiplies instrument simulations by the position of each instrument in the portfolio and adds the positions of all instruments for each date.

Once all simulations are completed, the Bank obtains the critical value of the portfolio, giving the relevant percentage to confidence level chosen (99% confidence level).

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

50.4.	Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank’s financial condition as a result of interest rate fluctuations with a negative impact on net financial income and its economic value.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management Manual for this kind of risk.

The Bank calculates the risk of interest rate mismatches by making a sensitivity analysis of changes in the net value of assets upon an interest rate increase through the economic value approach with a VaR model.

For this purpose, the maximum potential loss in the net economic value of the assets and liabilities portfolio is determined considering a period of three months with a 99% confidence interval.

The Economic Value Model (EVM) is determined as the net sum of cash flows (losses) that the Bank can generate, discounted at market interest rate curve for each accounting item. If the market interest rate curve (used for the discount) is affected, the effect of such variation impacts directly on the Economic Value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2018 and 2017, the Bank’s VaR by type of risk is as follows:

VaR of the trading and investment portfolio	12/31/2018	12/31/2017
Interest rate risk	6,262	3,754
Currency Exchange rate risk	182	37
Price risk	82	35

50.5.	Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currency exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities reflected in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies would affect the Bank’s statement of income.

Foreign currency transactions are performed at the supply and demand exchange rates. The Bank’s open position, stated in Argentine pesos by currency, is disclosed in note 25 to these consolidated financial statements.

50.6.	Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors and/or internal system failures, or those originated by external events. This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

Within such framework, the legal risk –which may occur from within the Bank or externally- comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

BANCO MACRO SA AND ITS SUBSIDIARIES

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended, and under Communiqué “A” 5272 the BCRA provided for a minimum capital requirement under this description, effective as of February 1, 2012.

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)

Policies: the Bank has a “Policy for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Operational Risk Committee, the Operational Risk and Technology Management and all the areas involved in this risk management.

c)

Procedures: the Bank features a procedure for the “Gathering of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

In addition, the Bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Systems: the Bank has a comprehensive system that allows managing all Operational and Technology Risks.

f)	Database: The Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplementary.

g)

Information systems to measure risks: The Comprehensive Risk Management Department generates and sends, on a quarterly basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Integral Risk Management Committee, the Comprehensive Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

h)

Stress tests: stress tests are a support tool to manage risks and a supplement of the results reported by the measurement models of the different risks, which in general show risk measurements that are valid for “normal situations”.

They also are an instrument to evaluate the risk profile since they are used to quantify the potential impact in a situation of significant fluctuation of the variables affecting each risk. Stress tests are as well used in the process of internal assessment of economic capital sufficiency.

Stress tests are aimed at evaluating the Bank’s financial vulnerability potential faced with the sensibility of the main variables affecting each risk. Generally, it is considered a variation of low probability of occurrence, but if materialized may cause significant excess of the tolerance limits established for each risk.

i)	Assessment of economic capital sufficiency: each year, the Bank calculates the economic capital for those risks which, for their significance, may, eventually, affect the Bank’s solvency.

At present, the Bank calculates the economic capital of the following risks: Credit, Concentration, Market, Operational, Interest Rate, Liquidity and Concentration of Funding Sources, Securitization, Reputational and Strategic.

Risk management is directly related to economic capital assessment. Thus, it is expected that with a better management and follow-up, the Bank will need to allocate less amount of capital.

BANCO MACRO SA AND ITS SUBSIDIARIES

Based on the internal models developed, Banco Macro manages its risks, determines its risk profile and calculates, therefore, the necessary capital to develop its activities and businesses, adjusting each risk to its relevant exposure level.

j)

Transparency: As a supplement to this Manual and as part of the Corporate Governance policy, the Bank features an Information Policy aimed at allowing shareholders, investors and the market in general to evaluate aspects of the Bank related to capital, risk exposure, risk assessment procedures and capital adequacy.

51.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility and, additionally certain political events and the level of economic growth, among other issues. At a local level, there is an increase in the prices for other relevant economic variables, such as salary costs, exchange rate, interest rates and prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the financial statements for future periods.

52.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the fiscal year and the issuance of these consolidated financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated financial statements.