Form 20-F/A
period 2018-12-31
Macro Bank Inc.
filed 2019-05-30
CIK 1347426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F/A

Amendment No. 1

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-32827

BANCO MACRO S.A.

(Exact name of Registrant as specified in its charter)

Macro Bank, Inc.

(Translation of Registrant’s name into English)

ARGENTINA

(Jurisdiction of incorporation or organization)

Avenida Eduardo Madero 1182, City of Buenos Aires, Argentina

(Address of principal executive offices)

Jorge Francisco Scarinci

Chief Financial Officer

Banco Macro S.A.

Avenida Eduardo Madero 1172, 24th Floor

City of Buenos Aires, Argentina, C1106ACY Telephone: (+54-11-5222-6730)

Email: (jorgescarinci@macro.com.ar)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	BMA	New York Stock Exchange
Ordinary shares, par value Ps.1.00 per share	BMA	New York Stock Exchange (*)

*	Ordinary shares of Banco Macro S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

11,235,670 Class A Ordinary Shares, Ps.1.00 per share 658,427,351Class B Ordinary Shares, Ps.1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒      No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐      No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒      No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes   ☐      No   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards As issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17   ☐      Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐      No   ☒

EXPLANATORY NOTE

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended 31 December 2018, originally filed with the Securities and Exchange Commission on May 10, 2019 (the “2018 Form 20-F”), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Amendment No. 1 to the 2018 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2018 Form 20-F, or reflect any events that have occurred after the 2018 Form 20-F was originally filed.

EXHIBIT INDEX

Exhibit	Description

101. INS*	XBRL Instance Document.

101. SCH*	XBRL Taxonomy Extension Schema Document.

101. CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

*	Furnished with this Amendment No. 1 to the 2018 Form 20-F. XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

BANCO MACRO S.A.

By:	/s/ Gustavo Alejandro Manriquez

Name:	Gustavo Alejandro Manriquez
Title:	Chief Executive Officer

By:	/s/ Jorge Francisco Scarinci

Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer

Date: May 30, 2019